Form 20-F
period 2013-12-31
QIWI
filed 2014-03-12
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-35893

QIWI PLC

(Exact name of Registrant as specified in its charter)

N/A

(translation of Registrant’s name into English)

Cyprus

(Jurisdiction of incorporation or organization)

Severnoe Chertanovo Microdistrict, 1A, building 1

Moscow, 117648

The Russian Federation

(Address of principal executive offices)

Yakov Barinskiy

+7 (499) 709-0192

ir@qiwi.com

Severnoe Chertanovo Microdistrict, 1A, building 1

Moscow, 117648

The Russian Federation

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share	The NASDAQ Stock Market LLC
Class B ordinary shares, having a nominal value of EUR 0.0005 per share*

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2013, 29,098,646 Class A ordinary shares, par value EUR 0.0005 per share and 23,020,148 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                 Accelerated filer  ☐                Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

ii

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our ability to grow our payment volumes;

•	our ability to maintain the size of our distribution network;

•	our ability to maintain our relationships with our merchants and agents;

•	the expected growth of Visa Qiwi Wallet and alternative methods of payment;

•	our ability to continue to develop new and attractive products and services;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	our ability to grow our advertising revenue and other value added services;

•	competition in our industry;

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the numerous risks provided under Item 3.D “Risk Factors” in this annual report.

These forward-looking statements speak only as of the date of this annual report. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

ITEM 1. Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2. Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3. Key Information.

A.	Selected financial data.

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with the information in Item 5 “Operating and Financial Review and Prospects” and Item 3.D “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board, or IFRS.

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented for the year ended December 31, 2013. These translations are solely for convenience of the reader and were calculated at the rate of RUB 32.7292 per U.S. $1.00, which equals to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2013.

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	5,910	6,158	8,158	8,911	11,666	356
Cost of revenue	(4,067)	(3,751)	(5,573)	(5,454)	(6,396)	(195)
Selling, general and administrative expenses	(1,079)	(1,420)	(1,543)	(1,838)	(2,608)	(80)
Depreciation and amortization	(173)	(171)	(141)	(129)	(113)	(3)
Impairment of intangible assets and goodwill	—	—	—	(4)	(5)	(0)
Profit from operations	591	816	901	1,486	2,544	78
Gain on bargain purchase	—	—	15	—	—	—
Gain (loss) from disposal of subsidiaries	8	7	7	(1)	—	—
Change in fair value of derivative financial assets	—	9	—	—	—	—
Other income	12	21	10	17	21	1
Other expenses	(27)	(34)	(73)	(29)	(20)	(1)
Foreign exchange (loss) gain, net	(14)	—	(12)	(21)	8	0
Share of loss of associates	—	—	(23)	(13)	(79)	(2)
Impairment of investment in associates	—	—	—	—	(22)	(1)
Interest income	13	5	6	26	22	1
Interest expense	(2)	(3)	(4)	(9)	(29)	(1)
Profit before tax from continuing operations	581	821	827	1,456	2,445	75
Income tax expense	(142)	(204)	(241)	(408)	(610)	(19)
Net profit from continuing operations	439	617	586	1,048	1,835	56

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except per share data)
Gain (loss) from discontinued operations	5	138	(156)	(240)	—	—
Net profit	444	755	430	808	1,835	56
Attributable to:
Equity holders of the parent	449	693	520	910	1,873	57
Non-controlling interests	(5)	62	(90)	(102)	(38)	(1)
Weighted average number of shares
Basic	52	52	52	52	52	52
Diluted	52	52	52	52	52	52
Earnings per share
Basic	8.64	13.33	10.00	17.50	36.00	1.10
Diluted	8.64	13.17	10.00	17.50	35.70	1.08
Dividends declared per share
RUB	6.25	7.19	8.01	16.67	35.86	n/a
U.S.$	0.21	0.24	0.25	0.55	1.10	n/a

	As of December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,112	6,892	8,810	9,943	11,637	356
Total current assets	8,894	10,410	12,112	15,607	16,342	499
Total assets	10,881	13,516	15,306	18,709	20,665	631
Total equity	2,004	2,348	2,355	2,499	2,704	83
Total debt	41	67	190	65	110	3
Total liabilities	8,877	11,168	12,951	16,210	17,961	549
Total equity and liabilities	10,881	13,516	15,306	18,709	20,665	631

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Segment net revenue–Qiwi Distribution(1)	1,959	2,476	2,494	2,845	3,182	97
Segment net revenue–Visa Qiwi Wallet(1)	157	296	690	1,241	2,884	88
Other(1)(2)	20	27	70	83	102	3
Adjusted net revenue(3)	2,136	2,799	3,254	4,169	6,168	188

Adjusted EBITDA(3)	752	1,067	1,183	1,851	2,978	91
Adjusted net profit(3)	538	768	721	1,306	2,173	66

Qiwi Distribution
Active kiosks and terminals (units)(4)	152,356	158,867	170,384	169,102	168,236	n/a
Payment volume (in billions)	330.4	360.7	408.3	464.8	520.0	15.9
Average net revenue yield(5)	0.59%	0.69%	0.61%	0.61%	0.61%	0.61%

Visa Qiwi Wallet
Active Visa Qiwi Wallet accounts (at period end, in millions)(6)	5.9	6.0	8.1	11.4	15.4	n/a
Payment volume (in billions)	11.8	26.7	65.4	151.5	255.1	7.8
Average volume per Visa Qiwi Wallet account (in RUB/U.S.$, as indicated)(7)	1,985	4,460	8,028	13,260	16,565	506
Average net revenue yield(5)	1.33%	1.11%	1.05%	0.82%	1.13%	1.13%

(1)	See note 9 of our annual consolidated financial statements.
(2)	Other includes our corporate and other segment, intercompany eliminations, and timing of expense recognition.
(3)	See “—Business Overview Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Average net revenue yield is defined as segment net revenue divided by total payment volume per segment.
(6)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(7)	Average volume per Visa Qiwi Wallet account is defined as total payment volumes in our Visa Qiwi Wallet segment divided by the number of active wallets at the end of the relevant reporting period.

Non-IFRS Financial Measures

We present adjusted net revenue, adjusted EBITDA and adjusted net profit, each of which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of adjusted net revenue, or net profit, in the case of adjusted EBITDA and adjusted net profit, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue in addition to gross revenue. We add back payroll and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Nevertheless, payroll and related taxes represents an important portion of our operating costs and affect liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Revenue	5,910	6,158	8,158	8,911	11,666	356
Minus: Cost of revenue (exclusive of depreciation and amortization)	(4,067)	(3,751)	(5,573)	(5,454)	(6,396)	(195)
Plus: Payroll and related taxes	293	392	669	712	898	27
Adjusted net revenue	2,136	2,799	3,254	4,169	6,168	188

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for (loss) gain from discontinued operations, share of loss of an associate, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, corporate costs allocated to discontinued operations, gain from bargain purchase, offering expenses, share-based payment expenses and goodwill impairment charges. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss) gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), reversal of impairments (affecting other income and impairment of investment in associates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses), and certain one-time expenses (affecting offering expenses). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivate financial assets and of discontinued operations that we do not believe reflect the underlying performance of our business. Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not include gains and losses from discontinued operations; and

•	adjusted EBITDA does not include share-based payments.

	Year ended December 31,
	2009	2010	2011	2012	2013
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net Profit	444	755	430	808	1,835	56
plus:
Depreciation and amortization	173	171	141	129	113	3
Gain on bargain purchase	—	—	(15)	—	—	—
Impairment of investment in associates	—	—	—	—	22	1
Gains on disposals	(8)	(7)	(7)	1	—	—
Other income	(12)	(21)	(10)	(17)	(21)	(1)
Other expenses	27	34	73	29	20	1
Change in fair value of derivative financial instruments	—	(9)	—	—	—	—
Foreign exchange loss (gain), net	14	—	12	21	(8)	0
Share of loss of associates	—	—	23	13	79	2
Interest income	(13)	(5)	(6)	(26)	(22)	(1)
Interest expenses	2	3	4	9	29	1
Income tax expenses	142	204	241	408	610	19
Corporate costs allocated to discontinued operations	—	80	141	61	—	—
Offering expenses	—	—	—	109	85	3
Share-based payments expenses	—	—	—	66	231	7
(Gain)/ loss from discontinued operations	(5)	(138)	156	240	—	—
Goodwill impairment	—	—	—	—	5	0
Adjusted EBITDA	764	1,067	1,183	1,851	2,978	91

Adjusted net profit

Adjusted net profit is defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, share-based payment expenses, offering expenses, and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on discontinued operations, corporate costs allocated to discontinued operations, gain on bargain purchase, gains on disposals, the effects of deferred taxation on excluded items and offering expenses do not represent the core operations of the business, and amortization of fair value adjustments and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,
	2009	2010		2011	2012	2013
	RUB	RUB		RUB	RUB	RUB	U.S.$
	(in millions)
Net profit	444	755	430	808		1,835	56
(Gain)/loss from discontinued operations	(5)	(138)	156	240		—	—
Goodwill impairment	—	—	—	—		5	0
Corporate costs allocated to discontinued operations	—	80	141	61		—	—
Amortization of fair value adjustments	134	118	51	42		22	1
Gain on bargain purchase	—	—	(15)	—		—	—
Gains on disposals	(8)	(7)	(7)	1		—	—
Offering expenses	—	—	—	109		85	3
Share-based compensation expenses	—	—	—	66		231	7
Effect of taxation of the above items	(27)	(40)	(35)	(21)		(4)	(0)
Adjusted net profit	538	768	721	1,306		2,173	66

Exchange Rate Information

The following tables show, for the periods indicated, certain information regarding the exchange rates between the Russian ruble and the U.S. dollar, based on the official exchange rate quoted by the CBR.

Period	Period End	Period average(1)	High	Low
Year ended December 31, 2009	30.24	31.77	36.43	28.67
Year ended December 31, 2010	30.48	30.38	31.78	28.93
Year ended December 31, 2011	32.20	29.39	32.68	27.26
Year ended December 31, 2012	30.37	31.07	34.04	28.95
Year ended December 31, 2013	32.73	31.85	33.47	29.93
September 2013	32.35	32.60	33.47	31.59
October 2013	32.06	32.10	32.48	31.66
November 2013	33.19	32.69	33.19	32.08
December 2013	32.73	32.88	33.26	32.63
January 2014	35.24	33.78	35.24	32.66
February 2014	36.05	35.23	36.05	34.60
March 2014 (through March 8)	36.26	36.23	36.38	36.08

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month in the relevant period. The period average in respect of a month is calculated as the average of the exchange rates for each business day in the relevant month.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks. If any of the following risks actually occurs, it may materially harm our business, results of operations or financial condition.

Risks Related to Our Business and Industry

The payment services industry is highly competitive, and we have a number of competitors that are larger and have greater financial resources.

The payment services industry is highly competitive, and our continued growth depends on our ability to compete effectively. In the countries in which we operate, we face competition from a variety of financial and non-financial business groups. These competitors include retail banks, non-traditional payment service providers (such as retailers and mobile network operators, or MNOs), traditional kiosk and terminal operators and electronic payment system operators, as well as other companies which provide various forms of payment services, including electronic payment and payment processing services. Competitors in our industry seek to differentiate themselves by features and functionalities such as speed, convenience, network size, accessibility, hours of operation, reliability and price. A significant number of our competitors have greater financial, technological and marketing resources than we have, operate robust networks and are highly regarded by consumers.

In Russia, we face significant competition from major retail banks for our services, including those provided by both our Qiwi Distribution and Visa Qiwi Wallet businesses. Our primary competitors include Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking systems and large retail networks. Some retail banks are currently developing their own networks of kiosks and terminals and various electronic payment products. Sberbank, for example, has stated that its strategic goals include the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking, and has recently acquired a majority stake in Yandex.Money, a major electronic payment system operator in Russia, to further develop its online payment services capabilities. Sberbank has access to significant financial resources and an extensive nationwide network of branches that can serve as a platform for the expansion of its kiosk business. Sberbank is the largest processor of utility bill payments, which constitute a very significant portion of overall consumer spending in our industry. These factors may give Sberbank a substantial competitive advantage over us if it pursues its strategy of establishing a broad kiosk network, internet banking and mobile banking businesses.

Our competitors also include the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is more dispersed than our Qiwi Distribution network. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. If any of our competitors with a broad network of branches, including Sberbank, Alfa-Bank or Russian Post, were to establish or actively pursue a kiosk and terminal business, we would lose many of our consumers and the margins in our Qiwi Distribution business could be harmed. We also face competition from non-traditional payment service providers that have substantial financial resources, such as major telecommunication and media devices retailers, including Euroset and Svyaznoy, as well as MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS. We also compete against some directly comparable businesses, such as traditional kiosk and terminal operators, including OJSC Cyberplat, and OJSC Elecsnet, and electronic payment system operators (primarily Yandex.Money and WebMoney). Sberbank’s recent acquisition of a majority interest in Yandex.Money may provide substantial benefits for both parties and increase their combined market share. New competitors may penetrate the Russian electronic payment market as well, including established international players such as PayPal, Western Union and Moneygram. In May 2013, it was reported that PayPal obtained a Non-Banking Credit Institution license from the CBR in order to conduct business in Russia, and in September 2013, it was reported that PayPal has enabled its customers to effect transactions in Russian rubles. In November 2013, Russia’s premier online bank Tinkoff Credit Systems announced the launch of its own electronic wallet system, called Tinkoff Mobile Wallet. Additionally, some of our competitors are currently our major merchants (the Big Three MNOs) or our agents (for example, Svyaznoy), and are responsible for a substantial amount of our business. If we are unable to compete successfully for consumers, agents and merchants, our business, financial condition and results of operations could be materially adversely affected.

We have experienced a decline in our average net revenue yield and our continued growth will depend on being able to continue to increase our payment volume and to introduce new fees and value added services.

One of the key measures we use to assess our financial performance is our average net revenue yield, which we calculate by dividing segment net revenue by the total size, or payment volume, of the transactions we process on a per segment basis. Our average net revenue yield excluding inactivity fees declined in our Visa Qiwi Wallet operating segment and in our Qiwi Distribution operating segment over the three-year period ended December 31, 2013. The decline in our average net revenue yields was driven by a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs, who have been seeking to reduce costs. In response to the decline in merchant fees, we introduced consumer fees that are collected by our agents. Most recently, in November 2013 – January 2014, in response to a significant decrease in merchant fees by one of the Big Three MNOs, we introduced consumer fees for mobile and broadband internet top-ups through Visa Qiwi Wallet to certain operators. The shift from merchant-paid processing fees to consumer-paid processing fees, however, presents us with a number of challenges. Since consumers, and not merchants, increasingly bear additional cost of using our network, we must continue to ensure that our payment processing system provides a more convenient and attractive option than alternative systems that may not require payment by the consumer of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as peer-to-peer transfers within Visa Qiwi Wallet. Despite our efforts, consumers may still choose to use other payment systems, even if those systems do not offer the convenience that we do, because they charge lower fees. In addition, because agents are able to switch between different payment processing systems, we may face additional pressure to reduce the fees we receive from consumers due to increased competition from other payment service providers. We may not be able to continue to offset the decline in merchant fees or maintain current levels of profitability by introducing new consumer fees or increasing existing fees. As a result, in order to continue to stabilize our average net revenue yield and drive our profitability, we must increase our payment volume at a rate faster than the decline in average net payment processing fees. Our ability to maintain and grow our profitability also depends in part on the development and enhancement of our services offering through the addition of new value added services, which we view as another means to offset the decline in merchant fees. In particular, a significant portion of our revenue from value added services is derived from advertising, and our advertising revenue has almost doubled between 2011 and 2013. Continued growth in advertising revenue may not occur at the same pace as it has in prior years or may decline. Starting in November 2013, certain mobile network operators introduced measures to limit the number of SMS delivered to their customers. These measures may substantially increase the fees for delivering SMS to our customers as well as limit the amount of such SMS delivered. As a consequence, management expects that SMS advertising revenue may be materially negatively affected starting from the year ended December 31, 2013 going forward. We cannot assure you that we will be able to increase our payment volumes or that any value added services we introduce will be profitable. Continued decline in our average net revenue yield as a result of these or other factors would cause our financial condition and results of operations to deteriorate.

We derive a substantial portion of our revenues from a few large merchants, in particular the Big Three MNOs.

The Big Three MNOs, MegaFon, VimpelCom and MTS, represent a significant portion of our merchant base, together accounting for 9% of our revenue for the year ended December 31, 2013 and for 19% of our revenue for the year ended December 31, 2012, and historically accounting for a higher percentage. Our operating results will continue to depend on the Big Three MNOs’ continued use of our services for the foreseeable future. While we believe that we have generally enjoyed good commercial relations with each of these companies, there can be no assurance that the Big Three MNOs will renew their contracts with us on terms as favorable as those we currently have. In addition, the Big Three MNOs may seek to reduce costs by decreasing their dependence on us as a payment acceptance channel and to drive their consumers to other channels that may offer more competitive pricing terms or increased convenience. In particular, the Big Three MNOs promote post-payment tariff plans and payments through automatic withdrawal of funds from a consumer’s bank account when the mobile phone account needs to be reloaded. They are also actively developing their own alternative payment methods, such as mobile banking and acceptance of payments through their retail networks. As a result of increased bargaining power due to these factors, the Big Three MNOs have been able to negotiate the reduction, and in some cases virtual elimination, of the merchant fees that they pay us, which has resulted in us moving to a consumer fee and value added services driven revenue model. All of these factors could contribute to a deterioration in, or termination of, our relationships with one or all of the Big Three MNOs. If we lose any of our key merchants, including the Big Three MNOs, and are unable to replace this business, or if our current terms of doing business with any of these merchants become significantly less favorable, our business, financial condition and results of operations may be materially adversely affected.

We do not control the rates of the fees levied by our agents on consumers.

Our agents pay us an agreed fee using a portion of the fees levied by them on consumers. The fee paid to us by the agent is based on a percentage of the value of each transaction that we process. However, in most cases the amount of fees levied by an agent on a consumer for each particular transaction is determined by such agent at its own discretion. We usually do not cap the amount of such fees or otherwise control it. We believe that the fees set by our agents are market-driven, and that our interests and our agents’ interests are aligned with a view to maintaining fees at a level that would simultaneously result in our agents’ profitability and customer satisfaction. However, we can provide no assurance that our agents will not raise fees to a level that will adversely affect the popularity of our products among consumers. At the same time, if we are forced to cap customer fees to protect the strength of our brand or otherwise, we may lose a significant number of agents, which would reduce the penetration of our Qiwi Distribution network. In limited instances, we have introduced such caps at the request of our merchants. No assurance can be made that this trend will not increase. Material increases in customer fees by our agents or the imposition of caps on the rates of such fees by us could have an adverse effect on the business, financial condition and results of operations.

Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future.

Our internal controls relating to preparation of our financial statements have not kept pace with the changes in and increasing scope and volume of our business. Our financial reporting function and system of internal controls is less developed in certain respects than those of payment service providers that operate in more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.” In connection with their audit of our consolidated financial statements for the year ended December 31, 2011, our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. The material weakness related primarily to the number of dedicated IFRS-qualified personnel and controls over accounting for non-routine transactions and complex estimates. This material weakness was considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements, and did not affect the report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

To address the material weakness that our independent registered accountants identified, we developed and implemented a plan that included implementing greater controls over communication, approval and accounting for non-routine transactions and complex estimates, as well as additional management review controls. We also hired an external consultant to advise us on introducing changes to our internal control over financial reporting and to participate in management review of the financial statements and related supporting financial information. In the future, we plan to recruit additional qualified personnel or an external consultant with relevant experience in IFRS accounting, reporting and auditing.

As a result of our efforts we remediated the related material weakness as of December 31, 2012. However, in connection with the audit of our consolidated financial statements for the years ended December 31, 2012 and 2013, our independent registered public accounting firm identified a significant deficiency in each case with respect to our financial statement closing process. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. We can give no assurance that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

We have not yet assessed the effectiveness of our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We will be required to comply with the internal control, evaluation and certification requirements of Section 404(a) of the Sarbanes-Oxley Act of 2002 in our Annual Report on Form 20-F for the year ending December 31, 2014. In addition, our independent registered public accounting firm will be required to report on the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 beginning with our annual report on Form 20-F following the date on which we cease to qualify as an “emerging growth company,” which may be up to five full fiscal years following the date of our initial public offering. We have not yet commenced the process of assessing the effectiveness of our internal control over financial reporting. This process will require the investment of substantial time and resources, including by our chief financial officer and other members of our senior management. As a result, this process may divert internal resources and take a significant amount of time and effort to complete. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions in order to implement effective control over financial reporting. In connection with the audit of our consolidated financial statements for the year ended December 31, 2011, our independent public registered accounting firm identified a material weakness in our internal controls with respect to our financial statements closing process for which we have developed and implemented a remedial plan. Although no material weaknesses were identified by our independent registered public accounting firm in connection with their audit of our consolidated financial statements for the years ended December 31, 2012 and 2013, any failure of our internal controls could result in us not being able to assert that our internal control over financial reporting is effective. If in subsequent years we are unable to assert that our internal control over financial reporting is effective, or if our auditors express an opinion that our internal control over financial reporting is ineffective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the market price of our ADSs.

If consumer confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected.

Our business is built on consumers’ confidence in our brands, as well as our ability to provide fast, reliable payment services, including electronic payment and payment processing services. As a consumer business, the strength of our brand and reputation are of paramount importance to us. A number of factors could adversely affect consumer confidence in our brand, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

•	any regulatory action or investigation against us;

•	any significant interruption to our systems and operations; and

•	any breach of our security system or any compromises of consumer data.

In addition, we are largely dependent on our agents and franchisees to which we license our products to maintain the reputation of our brand. Despite the measures that we put in place to ensure their compliance with our performance standards, our lack of control over their operations may result in the low quality of service of a particular agent or franchisee being attributed to our brand, negatively affecting our overall reputation. Furthermore, negative publicity surrounding any assertion that our agents and/or merchants are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation.

Any event that hurts our brand and reputation among consumers as a reliable payment services provider could have a material adverse effect on our business, financial condition and results of operations.

A decline in the use of cash as a means of payment may result in a decline in the use of our kiosks and terminals and Visa Qiwi Wallet.

Substantially all of our business is in emerging markets, including Russia and Kazakhstan, where a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking. We believe that consumers making cash payments are more likely to use our kiosks and terminals as well as Visa Qiwi Wallet, which is most commonly reloaded via kiosks and terminals, than where alternative payment methods are available. As a result, we believe that our profitability depends on the use of cash as a means of payment. There can be no assurance that over time, the prevalence of cash payments will not decline as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking. The shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and increase our profitability.

Our long-term strategy includes entering into new geographical markets and developing our existing operations outside of Russia. Our expansion into new geographical markets and further development of our international operations depend on our ability to apply our existing technology or to develop new applications to meet the particular needs of each local market or country. We may not have adequate financial, technological or personnel and management resources to develop effective and secure services or distribution channels that will satisfy the demands of these markets. We may not be able to establish partnerships with merchants or to attract agents to invest in new geographical markets to strengthen our international operations. If we fail to enter new markets or countries and to further develop our international operations, we may not be able to continue to grow our revenues and earnings. Furthermore, we may expand into new geographical markets in which we may not have any previous operating experience. We operate in an industry that is often subject to significant regulation, and our lack of familiarity with the regulatory landscape in new markets may result in our running into unanticipated problems or delays in obtaining the requisite regulatory approvals and licenses. We may not be able to successfully expand in such markets due to our lack of experience. Moreover, we may not be able to execute our strategy in our existing international operations successfully, which may result in additional losses or limit our growth prospects. In addition, expanding internationally subjects us to a number of risks, including:

•	greater difficulty in managing foreign operations;

•	expenses associated with localizing our products, including offering consumers the ability to transact in major currencies;

•	higher labor costs and problems integrating employees that we hire in different countries into our existing corporate culture;

•	laws and business practices that favor local competitors;

•	multiple and changing laws, tax regimes and government regulations;

•	foreign currency restrictions and exchange rate fluctuations;

•	changes in a specific country’s or region’s political or economic conditions; and

•	differing intellectual property laws.

In addition, our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations or unfavorable interpretation by authorities of these regulations could harm our business. In particular, we are exposed to the risk of being deemed to have permanent establishment in a specific country and transfer pricing risks which could result in additional tax liability.

If we are not able to manage these and multiple other risks associated with global operations successfully, our business, financial condition and results of operations could be materially adversely affected.

We are subject to extensive government regulation.

Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws and privacy and data protection laws and therefore experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on us. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing our related operating costs and legal risks. In particular, there has been increased public attention and heightened legislation and regulations regarding money laundering and terrorist financing. We sometimes have to make significant judgment calls in applying anti-money laundering legislation and risk being found in non-compliance with it. For example, Russian anti-money laundering legislation prescribes mandatory identification of a client for any transaction that exceeds RUB 15,000. We sometimes process payments made by our consumers from their Visa Qiwi Wallet accounts for an aggregate total amount in excess of that threshold. Such payments are processed by our software as several simultaneous transfers, which allows us to affect them without formal identification of the payer and, accordingly, be in technical compliance with applicable laws. There can be no assurance, however, that such practices will not be expressly prohibited in the future. In January 2013, the head of the Russian drug enforcement agency requested that the Central Bank of Russia and the Ministry of Finance introduce legislation that would prescribe mandatory identification of a client for any transaction, including those that do not exceed RUB 15,000. Although this regulation has not yet been introduced or implemented, if it does eventually go into effect, it could affect our ability to process such payments in an efficient manner or increase our costs related to such payments. In addition, there can be no assurance that our subsidiary in Kazakhstan will not be deemed subject to regulation under Kazakh banking laws and law on payments and money transfers and, as a result, required to hold a special banking license and perform required financial monitoring of all the effected transactions. If local authorities in Russia, Kazakhstan or other countries choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. This could also limit our ability in effecting such payments going forward and may increase our cost of doing business.

In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. For instance, if a statutory cap is imposed on the fees that can be charged to the consumers using our kiosks and terminals, it could significantly reduce the margins in our Qiwi Distribution business. In November 2012, a proposal was submitted to the Russian State Duma to cap the amount of such fees at 1% for payments not exceeding RUB 1,000. It has not yet been officially considered by the legislature. On January 15, 2014, another legislative proposal was submitted to the Russian State Duma, providing for a broad package of measures aimed at combatting terrorist and extremist activities, including changes to the Russian legislation that would effectively outlaw anonymous electronic payments to foreign merchants and significantly lower the caps on such payments within Russia to not more than RUB 15,000 per month (as opposed to RUB 40,000 under current legislation) and not more than RUB 1,000 per day. These amendments were approved in the first reading by the lower chamber of the Russian Parliament in late February 2014. It has been reported that the legislature has requested that significant changes to the draft law be made before it is submitted for a second reading, including reworking of some of its more restrictive provisions in relation to electronic payments, but if any of these proposals eventually becomes law, we could experience a decline in revenue. In addition, there is significant uncertainty regarding future legislation on taxation of electronic payments in most of the countries in which we operate, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose us to increased costs, liability and reputational damage that could have a material adverse effect on our business, financial condition and results of operations.

We are subject to the economic risk and business cycles of our merchants and agents and the overall level of consumer spending.

The payment services industry depends heavily on the overall level of consumer spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using our services or consumers spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue. A further weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, a further weakening in the economy could force some of our merchants and/or agents to close or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in future transaction declines. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes in our business and the economy. Changes in economic conditions could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

We have grown rapidly in recent years and need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown rapidly in recent years and we need to realign our compliance function with the size of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to implement enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. In particular, the Russian anti-money laundering laws to which we and Qiwi Bank are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. We do not have a fully developed FCPA compliance program and will need to implement such a program, including measures that require our agents to comply with the FCPA.

We have neither an established operating history nor proven management experience in establishing and maintaining, over the long term, the required compliance processes, procedures and controls. Our success requires significant public confidence in our ability to handle large and growing payment volumes and amounts of consumer funds, as well as comply with applicable regulatory requirements. Any failure to manage consumer funds or to comply with applicable regulatory requirements could result in the imposition of fines, harm our reputation and significantly diminish use of our products.

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, the use of our services could decline, reducing our revenues.

The payment services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects, including, for example, the development of remote banking and loyalty programs. These projects carry risks, such as delays in delivery, performance problems and lack of customer acceptance. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers. In addition, if alternative payment mechanisms become widely available, substituting our current products and services, and we do not develop and offer similar alternative payment mechanisms successfully and on a timely basis, our business and prospects could be adversely affected. Furthermore, we may be unable to recover the costs we have incurred in developing new services. Our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients, are not able to compete effectively with our competitors’ or do not perform as anticipated. In order to remain competitive in an innovative industry such as ours, we have to make investments in start-up companies or undertake large research and development initiatives. In January 2013, we launched Qiwi Venture, an internal department of our company responsible for identifying start-ups which offer innovative solutions complementary to our business and making investments into them, with the threshold for such investments initially set at U.S.$1 million per project and no overall maximum for total investments. If our investments in start-up companies or research and development initiatives do not yield the expected results, we may lose money, time and effort invested. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost effective basis, our business, financial condition and results of operations could be materially adversely affected.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software and telecommunications networks, as well as the data centers that we lease from third parties. Our systems and operations, or those of our third party providers, could be exposed to damage or interruption from, among other things, fire, flood, natural disaster, power loss, telecommunications failure, vendor failure, unauthorized entry, improper operation and computer viruses. In addition, because both of our data centers used for processing payments are located in the city of Moscow, a catastrophic event affecting the city of Moscow may result in the loss of both data centers. Substantial property and equipment loss, and disruption in operations as well as any defects in our systems or those of third parties or other difficulties could expose us to liability and materially adversely impact our business, financial condition and results of operations. In addition, any outage or disruptive efforts could adversely impact our reputation, brand and future prospects.

Unauthorized disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to liability, protracted and costly litigation and damage our reputation.

We store and/or transmit sensitive data, such as credit or debit card numbers and mobile phone numbers, and we have ultimate liability to our consumers for our failure to protect this data. We have experienced breaches of our security by hackers in the past, and breaches could occur in the future. In such circumstances, our encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. For example, in January 2014 we discovered unauthorized activity in 687 of our accounts which were inappropriately credited, and the improperly credited funds were subsequently withdrawn from our kiosks. We incurred a loss of RUB 88 million. Although we do not believe that any confidential customer account data was compromised as a result of the activity, any future breach of our system, including through employee fraud, may subject us to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using electronic payments as well as kiosks and terminals generally and our services specifically, increase our operating expenses in order to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect our business, financial condition and results of operations.

If we fail to comply with the applicable requirements of our agreements with Visa Inc., Visa could seek to fine us, suspend us or terminate our registrations.

Under our agreements with Visa, we are required to comply with both the terms of those agreements and the terms of Visa’s International Operating Regulations. If we do not comply with the agreements or these regulations, Visa could seek to fine us, suspend us or terminate the registrations that allow us to process transactions on its network. In addition, under our agreements with Visa, Visa is entitled to terminate the agreements in case of a material breach by us or if it determines the agreements are contrary to its interests. If we are in breach of the agreements or Visa otherwise terminates its agreements with us, we may be unable to issue Visa-branded prepaid cards or continue to operate under the “Visa Qiwi Wallet” brand, which could have a material adverse effect on our Visa Qiwi Wallet business and our business as a whole. The termination of our registration, or any changes in the payment network rules that would impair our registration, could prevent us from issuing Visa-branded prepaid cards or operating under the “Visa Qiwi Wallet” brand, thereby reducing the number of transactions made though Visa Qiwi Wallet. Any of these factors could have a material adverse effect on our reputation, as well as on our business, financial condition and results of operations.

The cost to us of consumers reloading their Visa Qiwi Wallet accounts may increase.

We make available to our consumers a large variety of methods to reload the Visa Qiwi Wallet accounts, including, among others, bank cards, kiosks and terminals, ATMs and mobile payments. The reload methods have different cost implications for us. For example, on payments made through the kiosks and terminals owned by our agents, we usually pay lower fees for reloading the Visa Qiwi Wallet than on payments made from bank cards. We currently do not attempt to direct consumer preferences towards particular reload methods. If their preferences shift towards reload methods that come at a higher cost to us, the margins of our Visa Qiwi Wallet segment could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Qiwi Bank and other Russian banks operate in a highly regulated environment, and increased regulator scrutiny could have an adverse effect on our business, financial condition and results of operations.

In September 2010, we acquired Qiwi Bank from certain of our shareholders. Qiwi Bank provides issuing, acquiring and deposit settlement functions within our group. All banks operating in Russia are subject to extensive regulation and supervision. Requirements imposed by regulators, including capital adequacy, liquidity reserves, prudential ratios, loss provisions and other regulatory requirements are designed to ensure the integrity of the financial markets and to protect consumers and other third parties with whom a bank deals. These regulations may limit our activities, and may increase our costs of doing business, or require us to seek additional capital in order to comply with applicable capital adequacy or liquidity requirements. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted.

In July 2013, the CBR completed an inspection of Qiwi Bank and discovered a number of deficiencies in its compliance with certain banking regulations in relation to, among other things, the mechanics of its settlements with CJSC QIWI as a payment agent (see “Regulation – Regulation of Payment Services – Qiwi Distribution”), reporting requirements, credit risk assessment, prudential ratio calculation and reserve requirements and governance. The CBR also noted that Qiwi Bank’s internal controls did not reflect the nature and scope of the bank’s activities. We have rectified these deficiencies but had to pay a fine of RUB 150,000.

There can be no assurance that similar inspections in the future or increased scrutiny by the CBR will not result in discovery of more significant violations of various banking regulations, or what sanctions the CBR would choose to employ against us if this were to happen. Any breach of applicable regulations could expose us to potential liability, including in extreme instances the revocation of our banking license. Revocation of any of our banking licenses would significantly hinder our ability to process payments, and would result in a decrease of our profitability, damage our reputation and could cause other regulators to increase their scrutiny of our activities. Furthermore, under our individual agreement with Visa and under its regulations, Qiwi Bank represents, among other things, that it is in good standing and has been granted all necessary authorizations from applicable governmental and regulatory authorities to operate a Visa card program. If any of Qiwi Bank’s licenses are revoked or it loses its authorization to operate a Visa card program, Visa could terminate its agreement with us. For these reasons, any breach of laws and regulations by Qiwi Bank or the revocation of its banking licenses would have a material adverse effect on our business, financial condition and results of operations.

In recent months, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as

Master-Bank and Investbank) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations. These measures resulted in turmoil in the banking industry, instigated a banking panic and bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition to putting increasing regulatory pressure on Qiwi Bank, this change in policy by the CBR has also impacted, and we expect may continue to impact, our business in a number of other ways, including reduced spending by the banks on advertising and a decrease in consumer lending, resulting in less loan repayments through our network and therefore reduced fees. As a result of a general decrease in banking activity, Russia may experience less robust consumer spending, which could also result in the reduction of our payment processing fees. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble. All of these factors could materially and adversely affect our business, financial condition and results of operations.

Customer complaints or negative publicity about our customer service could affect attractiveness of our product adversely and, as a result, could have an adverse effect on our business, financial condition and results of operations.

Customer complaints or negative publicity about our customer service could diminish consumer confidence in, and the attractiveness of, our services. Breaches of our consumers’ privacy and our security systems could have the same effect. We sometimes take measures to combat risks of fraud and breaches of privacy and security, such as freezing consumer funds, which could damage relations with our consumers. These measures heighten the need for prompt and attentive customer service to resolve irregularities and disputes. In addition we have previously received negative media coverage regarding customer disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence, which could have a material adverse effect on our business, financial condition and results of operations.

Our agreements with our agents and our merchants do not include exclusivity clauses and may be terminated unilaterally at any time or at short notice.

We normally do not include exclusivity clauses in our agreements with agents or merchants. Accordingly, our merchants and agents do not have any restrictions on dealings with other providers and can switch from our payment processing system to another without significant investment. Additionally, due to mandatory provisions of Russian civil law, our agreements with agents may be unilaterally terminated by the agents at any time, and our agreements with merchants may be unilaterally terminated by the merchants upon one month’s prior notice. The termination of our contracts with existing agents or merchants or a significant decline in the amount of business we do with them as a result of our contracts not having exclusivity clauses could have a material adverse effect on our business, financial condition and results of operations.

Our payment system might be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.

Despite measures we have taken and continue to take, our payment system remains susceptible to potentially illegal or improper uses. These may include use of our payment services in connection with fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. In the past there have been news articles on how organized crime groups have used our payment services to transfer money in the course of illegal transactions. In particular, in February 2013 it was reported by the media that the Moscow Arbitration Court upheld a RUB 289 million tax claim against LLC Rusal Folga, a subsidiary of the major Russian aluminum producer Rusal, confirming that in 2008-2009 LLC Rusal Folga used shell firms for tax evasion. Some of these shell firms acted as our agents and cashed out money via Qiwi kiosks. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud. It is possible that incidents of fraud could increase in the future. Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks. We are not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. Furthermore, an increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in the use of our kiosks and terminals and virtual wallets.

Our business is exposed to counterparty and credit risks.

We seek to sell services on a prepayment basis or to ensure that our counterparties have low credit risk profiles, such as large merchants and agents. Nevertheless, we are exposed to the risk of non-payment or other default under our contracts with our agents and merchants. If we provide trade credit or loans to an agent and we are unable to collect loans or proceeds paid to the agent by its consumers due to the agent’s insolvency, fraud or otherwise, we must nonetheless complete the payment to the merchant on behalf of the consumer. As a result, our losses would not be limited to a loss of revenue in the form of fees due to us from the agent, but could amount to the entire amount of consumer payments accepted by such agent for a certain period of time.

We also have significant receivables due from some of our merchants, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2013, we had credit exposure to our agents of RUB 536 million and to our merchants of RUB 2,089 million. While our receivables from merchants are generally unsecured and non-interest bearing, our receivables and loans from agents are generally interest-bearing and secured by collateral. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk. If we experience material defaults by our agents and/or merchants, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates.

We are exposed to currency risks. Our financial statements are expressed in Russian rubles. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the ruble and such other currencies. In addition, changes in currency exchange rates also affect the carrying value of assets on our consolidated balance sheet, which depending on the balance sheet classification of the relevant asset, can result in losses on our consolidated balance sheets.

Fluctuations of the Kazakh tenge against the Russian ruble are the most significant currency exchange rate fluctuations that we are exposed to because of the growth of our operations in Kazakhstan, which represented approximately 6% of our revenue in 2013. In February 2014, the National Bank of Kazakhstan devalued the Kazakh tenge by approximately 19%. Further devaluations of the Kazakh tenge could significantly affect our revenue and profitability.

Regulatory authorities in Russia and Kazakhstan could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility which may adversely affect our business, financial condition and results of operations.

The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. We believe that to date the anti-monopoly authorities have neither assessed the Russian payment services industry as a whole nor, more specifically, the kiosk and terminal market or the electronic payment market. If they do so, they may conclude that we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with merchants and agents, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Russian anti-monopoly authorities have also been known to determine that a market player has been in violation of anti-trust laws solely on the basis of circumstantial evidence pointing to its anti-competitive behavior without any written or oral evidence to support this. Any abuse of a dominant market position could lead to administrative penalties and the imposition of a fine of up to 15% of our annual revenue for the previous year. In addition, in April 2012 the Competition Protection Agency of the Republic of Kazakhstan, or the Competition Protection Agency, included our subsidiary in Kazakhstan in the state register of market participants with dominant or monopoly position in Kazakhstan. Entities included in this register are prohibited from performing actions that may have a detrimental effect on competition, restrict access to the market or infringe the rights of consumers, including predatory or discriminatory pricing, unjustified resale restrictions, imposing unreasonable terms, or refusing to supply or halting supplies for unjustified reasons. Status as a dominant market participant also puts an entity under much more stringent scrutiny from the Competition Protection Agency, therefore increasing the probability of being investigated and penalized if a violation occurs. As a result, the Competition Protection Agency may impose restrictions on our operations, or take other measures that may be inconsistent with our strategy. The maximum liability to which we can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. Recently, our subsidiary in Kazakhstan became subject to an investigation conducted by the Competition Protection Agency concerning alleged abuse of its dominant position in Kazakhstan’s electronic payments market. No fine has been levied as a result of the investigation, but the Competition Protection Agency ordered us to rectify certain violations of the anti-trust legislation. We have complied with the orders and have taken actions to remedy these violations. However, we expect similar investigations by the Competition Protection Agency to recur in the future, and we cannot reliably estimate the amounts of claims that can be brought against us in connection with these investigations. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

We may not be able to successfully protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Further, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, such as Russia and Kazakhstan, as well as in certain jurisdictions in which we have started expanding our operations, such as Moldova, Romania and Belarus, our intellectual property rights may not be as protected as they may be in more developed markets such as the United States. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Additionally, we do not hold any patents for our business model or our business processes, in part because our ability to obtain them in Russia is subject to legislative constraints, and we do not currently intend to obtain any such patents in Russia, the U.S. or elsewhere.

We may also be subject to costly litigation in the event our services or technology are claimed to infringe, misappropriate or otherwise violate a third party’s intellectual property or proprietary rights. Such claims could include patent infringement, copyright infringement, trademark infringement, trade secret misappropriation or breach of licenses. In addition, while we seek to obtain copyright registration certificates for the critical software we develop, our rights to software obtained as works for hire might be potentially challenged by the employees and former employees or developers of such software. We may not be able to successfully defend against such claims, which may result in a limitation on our ability to use the intellectual property subject to these claims and also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. In such circumstances, if we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, in recent years, non-practicing entities have been acquiring patents, making claims of patent infringement and attempting to extract settlements from companies in our industry. Even if we believe that such claims are without merit and successfully defend these claims, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees.

We may use open source software in a manner that could be harmful to our business.

We use open source software in connection with our technology and services. The original developers of the open source code provide no warranties on such code. Moreover, some open source software licenses require users who distribute open source software as part of their software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code on unfavorable terms or at no cost. The use of such open source code may ultimately require us to replace certain code used in our products, pay a royalty to use some open source code or discontinue certain products. Any of the above requirements could be harmful to our business, financial condition and operations.

We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks.

The insurance industry in Russia is not yet fully developed, and many forms of insurance protection common in more developed countries are not yet fully available or are not available on comparable or commercially acceptable terms. Accordingly, while we hold certain mandatory types of insurance policies in Russia, we do not currently maintain insurance coverage for business interruption, property damage or loss of key management personnel as we have been unable to obtain these on commercially acceptable terms. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks or fraudulent transactions. We also do not generally maintain separate funds or otherwise set aside reserves for most types of business-related risks. Accordingly, our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses, which could materially adversely affect our business, financial condition and results of operations.

In a dynamic industry like ours, the ability to attract, recruit, retain and develop qualified personnel is critical to our success and growth.

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Russia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace effectively current personnel who depart with qualified or effective successors. It may also be difficult for us to obtain necessary qualified personnel with local experience to support our international growth, which may jeopardize our ongoing and planned expansion into new geographies. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. We cannot assure you that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Corporate Governance Matters and Organizational Structure

As a result of our dual share capital structure, combined with the concentration of voting power, our class A shareholders, including our founding shareholders as well as Palmway Holdings Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., are able to exert control over us, which may limit our ADS holders’ ability to influence corporate matters.

Each class B share underlying our ADSs is entitled to one vote per share at shareholders’ meetings, while each class A share is entitled to 10 votes per share at shareholders’ meetings. Each class A share is convertible into one class B share at any time by the holder of the class A share, while class B shares are not convertible into class A shares under any circumstances. Upon any transfer of class A shares by a holder to any person or entity that is not a wholly-owned (direct or indirect) affiliate of such holder, such class A shares will be automatically and immediately converted into equal number of class B shares unless such transfer is in respect of 10% or more of the total number of class A shares in issue, has been approved by holders of at least 75% of class A shares in issue, or meets certain other conditions. Our class A shareholders, including our founding shareholders (Antana International Corporation, Saldivar Investments Limited, Dargle International Limited, E1 Limited and Bralvo Limited) as well as Palmway, Mail.ru and Mitsui and entities they control together beneficially own and control all of the class A shares, representing in aggregate approximately 93% of the voting power of our issued share capital. Any transfer of class A shares that results in a conversion to class B shares will have, among other things, the effect of further concentrating voting power in us in the hands of non-transferring holders of class A shares. As a result, holders of our class A shares will continue to control the outcome of any shareholders’ meeting for the foreseeable future, including having the power to determine the composition of our board of directors and control the outcome of the voting on any significant corporate transactions or other matters submitted to our shareholders for approval. The voting power of the holders of class A shares will be substantially greater than their economic interest in us, and the ability of holders of our ADSs to influence corporate matters will be limited. The interests of our class A shareholders, including our founding shareholders as well as Palmway, Mail.ru and Mitsui, may not be aligned with or be in the best interests of holders of our ADSs. This concentration of voting power could also have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to the holders of our ADSs.

Our ADS holders have limited rights in relation to the appointment of our directors, including our independent directors.

Other than in certain limited cases provided for in our articles of association, our directors are elected by shareholder weighted voting, sometimes referred to as cumulative voting, under which each shareholder has the right to cast as many votes as the voting rights attached to its shares multiplied by a number equal to the number of board seats to be filled by shareholders. As a result, our class A shareholders, including our founding shareholders as well as Palmway, Mail.ru and Mitsui, will have the ability to appoint, through the weighted voting set forth in our articles of association, at least a majority of the board of directors for the foreseeable future. The interests of our directors may therefore not be aligned with or be in the best interests of the holders of our ADSs.

The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under U.S. state laws.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under the laws of some U.S. state laws. For example, by law existing holders of shares in a Cypriot public company are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied). In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

•	our board of directors can only take certain actions by means of a supermajority vote of 75% of its members, including approving our annual budget and business plan, disposing of our interest in a subsidiary if such disposal results in a change of control over such subsidiary, issuing shares for consideration other than cash and other actions;

•	our shareholders are able to convene an extraordinary general meeting; and

•	if our board of directors exercises its right to appoint a director to fill a vacancy on the board created during the term of a director’s appointment, shareholders holding 10.01% of the voting rights of the company may terminate the appointment of all of the directors and initiate reelection of the entire board of directors.

As a result of the differences described above, our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws and our board of directors may find it more difficult to approve certain actions.

Some of our corporate actions require either a simple majority or a 75% shareholder vote, and one of our founding shareholders, Saldivar Investments Limited, alone controls in excess of 25% of the voting power of our company and together with other founding shareholders controls in excess of 50% of the voting power of our company.

Our articles of association require the approval of no less than 75% of present and voting shareholders for certain matters, including, among other matters, amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group. One of our founding shareholders, Saldivar, which is controlled by Mr. Sergey Solonin, our chief executive officer, controls more than 25% of the voting power of our company and accordingly has the ability to veto any resolution requiring a 75% shareholder vote. In addition, our founding shareholders together control in excess of 50% of the voting power of our company, which allows them together to control the outcome of voting on matters requiring a simple majority shareholder vote, including, among other matters, increasing our authorized capital, removing a director, final dividend declaration, approving the annual audited accounts and appointing auditors.

Our class A shareholders may have interests and positions that could present potential conflicts with our interests.

Mail.ru and Mitsui make investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. They may also pursue, for their own accounts, acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In particular, Mail.ru operates an electronic payment business, Money@Mail.ru, a direct competitor of Visa Qiwi Wallet, which may result in them being provided with business opportunities instead of us. Accordingly, the interests of these shareholders and our directors associated with them may conflict with our interests, and they may compete with us, pursue opportunities instead of us, or focus more on other businesses rather than on ours for which we have no recourse. Such actions on their part could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions of credit institutions in Russia are subject to pre-closing approval by multiple government authorities which exercise significant discretion as to whether a consent should be granted or not, and are regulated by a significant body of law which is often ambiguous and open to varying interpretations.

Due to our ownership of Qiwi Bank, any transactions resulting in the acquisition of more than 50% of our voting power or the right to otherwise direct our business activities would become subject to preliminary approval by the CBR. In addition, any acquisition of more than 50% of our voting power may also be subject to a preliminary approval by the Russian Federal Antimonopoly Service, or the FAS. Furthermore, Qiwi Bank holds encryption licenses which are necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise” for the purposes of the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended. In this case, any acquisition of control over our company would require an approval of a specialized government commission, which is a relatively lengthy process that typically takes between three and six months in practice. See “Regulation—Regulation of Strategic Investments.” These regulatory approval requirements may have the effect of making a takeover of our company more difficult or less attractive, and may prevent or delay a change of control, which could have a negative impact on the liquidity of, and investor interest in, our ADSs.

Additionally, under Russian law, the depositary may be treated as the owner of the class B shares underlying the ADSs, and therefore, could be deemed a beneficial shareholder of Qiwi Bank. This is different from the way other jurisdictions treat ADSs. As a result, the depositary may be subject to the approval requirements of the CBR, the FAS and the government commission described above in the event an amount of our shares representing over 50% of our voting power is deposited in the ADS program. Accordingly, our ADS program may be subject to an effective limit of 50% of our voting power, unless the depositary obtains FAS, CBR and potentially additional government commission approvals to increase its ownership in excess of 50% of our voting power. This could limit our ability to raise capital in the future and the ability of our existing shareholders to sell their ADSs in the public markets, which in turn may impact the liquidity of share capital.

If the Russian government exercises its right to impose a quota on foreign ownership of Russian banks, a takeover of our company may be impossible.

Under current Russian law, the Russian government is entitled, upon consultation with the CBR, to propose legislation imposing a quota on foreign ownership in the Russian banking industry, covering both Russian branches of international banks and foreign participation in the charter capital of Russian banks, such as Qiwi Bank. Such legislation would need to be approved by the Russian Parliament in order to become law; however, in practice, due to a lack of separation of powers between the Russian Parliament and the Russian government, any bill proposed by the government is likely to be enacted. In the past, Russian law contained such a quota on foreign ownership of Russian banks. Such quotas were repealed in 2002, and to our knowledge, there currently is no intention to reinstate such quotas. However, if the Russian government exercises its right to impose limits on foreign ownership of Russian banks, a takeover of our company by a foreign purchaser may become impossible, which could limit, prevent or delay a change of control of our company and in turn could negatively impact the liquidity of our ADSs.

As a foreign private issuer whose ADSs are listed on Nasdaq, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted in certain cases to, and do, follow Cyprus corporate governance practices instead of the corresponding requirements of Nasdaq. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission any significant requirement that it does not follow and describe the home country practice followed instead of any such requirement. We follow Cyprus corporate governance practices with regard to the composition of our board of directors which, unlike the applicable Nasdaq rule for U.S. corporations, do not require that a majority of our directors be independent. As a result, we cannot assure you that we will have a board with a majority of independent directors. In addition, we follow Cyprus corporate governance practices with regard to the quorum requirements applicable to meetings of shareholders, rather than the corresponding domestic U.S. corporate governance practices. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules.

Our ADS holders may not have the same voting rights as the holders of our class A shares and class B shares and may not receive voting materials in time to be able to exercise their right to vote. Our ADS holders’ right to receive certain distributions may be limited in certain respects by the deposit agreement.

Except as set forth in the deposit agreement, holders of our ADSs are not able to exercise voting rights attaching to the class B shares represented by our ADSs on an individual basis. Holders of our ADSs have to appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the class B shares represented by the ADSs. Upon receipt of voting instructions from an ADS holder, the depositary will vote the underlying class B shares in accordance with these instructions. Pursuant to our articles of association, we may convene an annual shareholders’ meeting or a shareholders’ meeting called for approval of matters requiring a 75% shareholder vote upon at least 45 days’ notice and upon at least 30 days’ notice for all other shareholders’ meetings. If we give timely notice to the depositary under the terms of the deposit agreement, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure our ADS holders that they will receive the voting materials in time to instruct the depositary to vote the class B shares underlying their ADSs, and it is possible that our ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that our ADS holders may not be able to exercise their right to vote and there may be nothing such holders can do if the class B shares underlying your ADSs are not voted as requested. In addition, although our ADS holders may directly exercise their right to vote by withdrawing the class B shares underlying their ADSs, they may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the class B shares underlying their ADSs to allow them to vote with respect to any specific matter. Furthermore, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions made by us.

Our shareholders and ADS holders do not benefit from certain anti-takeover protections.

As we are incorporated in Cyprus, we are subject to Cypriot law. As of the date of this annual report, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or depositary receipts of a Cypriot company even if such an acquisition confers on such person control over us if neither such company’s shares nor depositary receipts are listed on a regulated market in the European Economic Area. Neither our shares nor our ADSs are listed on a regulated market. Consequently, a prospective bidder acquiring ADSs may gain control over us in circumstances in which there is no requirement to conduct a mandatory offer under an applicable takeover protection regime. As a result, holders of ADSs may not be given the opportunity to receive treatment equal to what may be received, in the event of an offer made by a potential bidder with a view to gaining control over us or by certain other holders of ADSs or, as the case may be, shares at the relevant time. As a result, a bid for, or creeping acquisition of control over, us is currently not regulated by Cyprus law.

Risks Related To The Russian Federation and Other Markets in Which We Operate

Emerging markets, such as Russia and Kazakhstan, are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets, such as Russia and Kazakhstan, should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment in our ordinary shares or ADSs.

Political and governmental instability could adversely affect the value of investments in Russia.

Political conditions in the Russian Federation were highly volatile in the 1990s, as evidenced by the frequent conflicts amongst executive, legislative and judicial authorities, which negatively impacted the business and investment climate in the Russian Federation. Over the past two decades the course of political and other reforms has in some respects been uneven and the composition of the Russian Government has at times been unstable. The Russian political system continues to be vulnerable to popular dissatisfaction, including dissatisfaction with the results of the privatizations of the 1990s, as well as to demands for autonomy from certain religious, ethnic and regional groups.

Mr. Vladimir Putin who was President of the Russian Federation from 2000 until 2008 re-occupied this post in April 2012 following the Presidential election in March 2012. In 2008, he stood down as President and Mr. Dmitry Medvedev was elected as the new President of the Russian Federation. In May 2008, Mr. Dmitry Medvedev appointed Mr. Vladimir Putin to the position of Prime Minister of the Russian Federation. In 2011, Mr. Vladimir Putin indicated his intention to stand for re-election as President in the elections for the President of the Russian Federation which took place in March 2012. In May 2012, Mr. Vladimir Putin appointed Mr. Dmitry Medvedev to the position of Prime Minister of the Russian Federation. During Mr. Putin’s and Mr. Medvedev’s tenure as President, the Russian political system and the relationship between the President, the Russian Government and the Russian Parliament were generally stable. There have been, however, public protests in Moscow and other urban areas following the recent elections for the State Duma in December 2011 alleging that the elections were subject to substantial electoral fraud, as well as opposing a public “transfer” of power authorization by Mr. Dmitry Medvedev in favor of Mr. Vladimir Putin which occurred at the United Russia party congress on September 24, 2011 where Mr. Dmitry Medvedev proposed that the congress support the candidacy of Prime Minister Mr. Vladimir Putin for President. The Prime Minister at that time, Mr. Vladimir Putin has rejected calls by opposition leaders that the elections for the State Duma be annulled and re-run, but has instituted limited political reforms. Similar protests took place following the presidential elections in March 2012 which resulted in re-election of Mr. Vladimir Putin.

Additionally, the potential for political instability resulting from the global financial and economic crisis and any associated worsening of the economic situation in Russia and deteriorating standards of living should not be underestimated. Any such instability could negatively affect the economic and political environment in Russia, particularly in the short term. Shifts in governmental policy and regulation in the Russian Federation are less predictable than in many Western democracies and could disrupt or reverse political, economic and regulatory reforms. Any significant change in the Russian Government’s program of reform in Russia could lead to the deterioration of Russia’s investment climate that might limit our ability to obtain financing in the international capital markets or otherwise have a material adverse effect on our business, financial condition and results of operations.

The reversal of reform policies or the implementation of government policies in Russia targeted at specific individuals or companies could harm our business as well as investments in Russia more generally.

In recent years, the political and economic situation in Russia has generally become more stable and conducive to investment. However, major policy shifts, government reshuffles and a lack of consensus among key political groups could hinder or reverse political, economic and regulatory reforms. Reform may also suffer if key government officials engage in private business while in office, particularly when these business interests are in the industry that such officials regulate. Any such deterioration of Russia’s investment climate might constrain our ability to obtain financing, limit our sales in Russia and otherwise materially and adversely affect our business, financial condition and results of operations.

In addition, the use of governmental power against particular companies or persons, for example, through the tax, environmental or prosecutorial authorities, could adversely affect the Russian economic climate and, if directed against us, our senior management or our major shareholders, could materially adversely affect our business, financial condition and results of operations. Russian authorities have recently challenged some Russian companies and prosecuted their executive officers and shareholders on the grounds of tax evasion and related charges. In some cases, the results of such prosecutions and challenges have been significant claims against companies for unpaid taxes and the imposition of prison sentences on individuals. There has been speculation that in certain cases these challenges and prosecutions were intended to punish, and deter, opposition to the government or the pursuit of disfavored political or economic agendas. There has also been speculation that certain environmental challenges brought recently by Russian authorities in the oil and gas as well as mining sectors have been targeted at specific Russian businesses under non-Russian control, with a view to bringing them under state control. More generally, some observers have noted that takeovers in recent years of major private sector companies in the oil and gas, metals and manufacturing sectors by state-controlled companies following tax, environmental and other challenges may reflect a shift in official policy in favor of state control at the expense of individual or private ownership, at least where large and important enterprises are concerned.

Political and other conflicts create an uncertain operating environment that hinders our long-term planning ability and could adversely affect the value of our investments in Russia.

Russia is a federation of 83 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, in the past, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation, regulation of land use and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts in Russia and such challenges may occur in the future.

Ethnic, religious, historical and other divisions have on occasion given rise to tensions and, in certain cases, military conflict and terrorist attacks in certain regions of Russia. For example, a military conflict in August 2008 between Russia and Georgia involving South Ossetia and Abkhazia, as well as the more recent conflict between Russia and Ukraine in February-March 2014, resulted in significant overall price declines in the Russian stock exchanges and capital outflow from Russia. Such tensions, military conflict or terrorist activities (such as the bombing of Domodedovo airport in Moscow in January 2011 and the bombing of the Moscow metro in 2010, and, most recently, two suicide bombings in Volgograd in December 2013 that resulted in 34 fatalities) could have significant political consequences, including the imposition of a state of emergency in some or all of Russia or heightened security measures, which could cause disruption to domestic commerce and exports from Russia, disrupt normal economic activity in Russia and materially adversely affect our business, financial condition and results of operations.

Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions.

Over the past several years, Russia has been involved in conflicts, both economic and military, involving other members of the CIS. On several occasions, this has resulted in the deterioration of Russia’s relations with other members of the international community, including the United States and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and its immediate neighbors.

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have recently been strained over a variety of issues. Significant tensions are currently ongoing between Russia and Ukraine, where a powerful civil unrest has been growing momentum since November 2013 and eventually resulted in a coup d’etat and the ousting of the reigning Ukrainian President in February 2014. In response, on March 1, 2014 the Russian President requested the upper chamber of the Russian Parliament to grant permission for Russia to use military force in Ukraine with the stated goal of protecting the interests of the sizeable Russian populace of Ukraine, and in particular that of Crimea, Ukraine’s militarily sensitive and ethnically Russian southern province, where the rise to power of the forces opposing the former Ukrainian government has instigated significant public discussion as to whether Crimea should accede to Russia. Although on March 4, 2014, the Russian President has stated in a public address that a military invasion was not intended by Russia barring extraordinary circumstances, Russia’s actions have caused significant tensions with the United States and the European Union, including public statements made by both United States and Russian officials that both countries may impose sanctions against each other. As of now, there is still significant uncertainty regarding the eventual outcome of the Ukrainian crisis.

The emergence of new or escalated tensions between Russia and other CIS countries or other countries, including any escalation of the conflict or renewed fighting between Russia and Georgia or Russia and Ukraine, or the imposition of international sanctions in response to these tensions, could negatively affect economies in the region, including the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire. Additionally, the relationship between the U.S. and Russia is subject to fluctuation and periodic tension. Changes in political conditions in Russia and changes in the state of Russian-U.S. relations are difficult to predict and could adversely affect our operations in the U.S. or cause our company to become less attractive for U.S. investors.

Crime and corruption could create a difficult business climate in Russia.

The political and economic changes in Russia since the early 1990s have led, amongst other things, to reduced policing of society and increased lawlessness. In September 2006, the Deputy Chairman of the CBR was assassinated in what was allegedly a contract killing tied to his enforcement actions against corrupt Russian banking organizations. Organized crime, particularly property crimes in large metropolitan centers, has reportedly increased significantly since the dissolution of the Soviet Union. In addition, the Russian and international media have reported high levels of corruption in Russia. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further the interest of the government and individual officials or business groups. Although we adhere to a business ethics policy and internal compliance procedures to counteract the effects of crime and corruption, instances of illegal activities, demands of corrupt officials, allegations that we or our management have been involved in corruption or illegal activities or biased articles and negative publicity could materially and adversely affect our business, financial condition and results of operations.

Economic instability in Russia could have an adverse effect on our business.

The Russian economy has been adversely affected by the recent global financial and economic crisis. A continuation of the economic crisis could have a negative effect on the scale and profitability of our business. Any of the following risks, which the Russian economy has experienced at various points in the past, may have or have already had a significant adverse effect on the economic climate in Russia and may burden or have already burdened our operations:

•	significant declines in gross domestic product, or GDP;

•	high levels of inflation;

•	sudden price declines in the natural resource sector;

•	high state debt/GDP ratio;

•	instability in the local currency market;

•	lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;

•	pervasive capital flight;

•	corruption and the penetration of organized crime into the economy;

•	significant increases in unemployment and underemployment;

•	the impoverishment of a large portion of the Russian population;

•	large number of unprofitable enterprises which continue to operate due to deficiency in the existing bankruptcy procedure;

•	prevalent practice of tax evasion; and

•	growth of the black-market economy.

The Russian economy has been subject to abrupt downturns in the past. For example, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian Government defaulted on its ruble-denominated securities, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and the inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector in connection with the same events. This further impaired the ability of the banking sector to act as a reliable source of liquidity to Russian companies and resulted in the widespread loss of bank deposits. In response to the global economic crisis in 2008 and 2009, the Russian government implemented a range of anti-crisis measures, however, there can be no assurance that if another crisis were to occur, the Russian government could do so again, or that any response would adequately ameliorate the situation and prevent a decline in the Russian economy. A decline in the Russian economy would have a material adverse effect on our business, financial condition and results of operations.

Since the beginning of 2014, the ruble has significantly depreciated, from RUB 32.73/U.S.$1 as of year-end 2013 to RUB 36.26/U.S.$1 as of March 8, 2014. The declines had become so precipitous that in early March, the CBR raised its key interest rate by 1.5 percentage points to 7% in order to defend the currency. However, there can be no assurance that this or any other measures will ultimately prove successful. A sustained or continued depreciation of the ruble may curb consumer spending and result in a general decline of the Russian economy.

Furthermore, the global financial and economic crisis led to high volatility in debt and equity markets, reductions in foreign investment and sharp decreases in GDP around the world. Any decreases or fluctuations in world commodity prices, or, more generally, any deterioration of general economic conditions in Russia could adversely influence the economic stability and demand for various products and services, including those sold by us, and therefore could have a material adverse effect on our business, financial condition and results of operations.

The banking system in Russia remains underdeveloped.

The banking and other financial systems in Russia are not well-developed or regulated, and Russian legislation relating to banks and bank accounts is subject to varying interpretation and inconsistent application. The 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. From April to July 2004, the Russian banking sector experienced further serious turmoil. As a result of various market rumors and certain regulatory and liquidity problems, several privately owned Russian banks experienced liquidity problems and were unable to attract funds on the inter-bank market or from their client base. Simultaneously, they faced large withdrawals of deposits by both retail and corporate customers. Several of these privately owned Russian banks collapsed or ceased or severely limited their operations. Russian banks owned or controlled by the government and foreign owned banks generally were not adversely affected by the turmoil. In October 2013 – March 2014 a number of Russian banks, including major players such as Master-Bank and Investbank, had their banking licenses revoked, which resulted in turmoil in the industry, instigated a banking panic and bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks.

Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. Banking supervision is also often inadequate, as a result of which many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks. Prior to the onset of the current global economic crisis, there had been a rapid increase in lending by Russian banks, which many believe had been accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market was leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which further deteriorated the risk profile of the assets of Russian banks. The current global financial crisis has led to the collapse or bailout of some Russian banks and to significant liquidity constraints for others. Profitability levels of most Russian banks have been adversely affected. Indeed, the global crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Russian banks and other financial institutions. We periodically hold funds in a number of Russian banks, including VTB Bank and Russian Agricultural Bank. The bankruptcy or insolvency of one or more of these banks could adversely affect our business. The continuation or worsening of the banking crisis, or the bankruptcy or insolvency of any of the banks which hold our funds, could prevent us from accessing our funds for several days, result in the loss of our income or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial condition and results of operations.

Russia has experienced high levels of inflation in the past.

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to the Russian federal state statistics service, or Rosstat, inflation in the Russian Federation was 6.1% in 2011, 6.6% in 2012 and 6.5% in 2013. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

The immaturity of legal systems, processes and practices in the Russian Federation may adversely affect our business, financial condition and results of operations.

Risks associated with the legal systems of the Russian Federation include, to varying degrees, inconsistencies between and among laws, presidential decrees, edicts and governmental and ministerial orders and resolutions; conflicting local, regional, and federal rules and regulations; the lack of judicial or administrative guidance regarding the interpretation of the applicable rules; the untested nature of the independence of the judiciary and its immunity from political, social and commercial influences; the relative inexperience of jurists, judges and courts in interpreting recently enacted legislation and complex commercial arrangements; a high degree of unchecked discretion on the part of governmental authorities; alleged corruption within the judiciary and governmental authorities; substantial gaps in the regulatory structure due to delays in or absence of implementing regulations; bankruptcy procedures that are not well-developed and are subject to abuse; and a lack of binding judicial precedent. All of these weaknesses affect our ability to protect and enforce our legal rights, including rights under contracts, and to defend against claims by others. In addition, the Russian President has recently initiated a merger of the Supreme Arbitration Court of the Russian Federation, which oversees business disputes, into the Supreme Court, which handles criminal cases and civil lawsuits. The reform will require amendments to the Russian Constitution. The Russian Parliament has already voted in favour of the relevant amendments and they are now being reviewed by competent regional authorities. The Russian judicial community has not fully supported the proposed piece of legislation on the reform, as there are certain gaps therein, in particular, it is unclear what will happen to the system of the lower arbitration courts.

The relatively recent enactment of many laws, the lack of consensus about the scope, content and pace of political and economic reform and the rapid evolution of legal systems in ways that may not always coincide with market developments have resulted in legal ambiguities, inconsistencies and anomalies and, in certain cases, the enactment of laws without a clear constitutional or legislative basis. Legal and bureaucratic obstacles and corruption exist to varying degrees in each of the regions in which we operate, and these factors are likely to hinder our further development. These characteristics give rise to investment risks that do not exist in countries with more developed legal systems. The developing nature of the legal systems in Russia could materially adversely affect our business, financial condition and results of operations.

Unlawful, selective or arbitrary government action may have an adverse effect on our business.

Governmental authorities have a high degree of discretion in Russia and at times appear to act selectively or arbitrarily, without hearing or prior notice, and in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the Russian Government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also appear to have used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate the issuances or registrations or to void transactions, seemingly for political purposes. Moreover, selective, public criticism by Russian Government officials of Russian companies has in the past caused the price of publicly traded securities in such Russian companies to sharply decline, and there is no assurance that any such public criticism by Russian Government officials in the future will not have the same negative affect. Standard & Poors has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups”. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage. Unlawful, selective or arbitrary governmental action, if directed at our operations in Russia, could materially and adversely affect our business, financial condition and results of operations.

Russian companies can be forced into liquidation on the basis of formal non-compliance with certain requirements of Russian law.

Certain provisions of Russian law may allow a court to order the liquidation of a Russian legal entity on the basis of its formal non-compliance with certain requirements during formation, reorganization or during its operation. There have been cases in the past in which formal deficiencies in the establishment process of a Russian legal entity or non-compliance with provisions of Russian law have been used by Russian courts as a basis for the liquidation of a legal entity. Weaknesses in the Russian legal system create an uncertain legal environment, which makes the decisions of a Russian court or a governmental authority difficult, if not impossible, to predict. If any of our operating subsidiaries incorporated in Russia were subject to involuntary liquidation, such liquidation could lead to significant negative consequences for our business, financial condition and results of operations.

For example, under Russian corporate law, negative net assets calculated on the basis of the Russian accounting standards as of the end of the year following the second or any subsequent year of a company’s existence can serve as a basis for creditors to accelerate their claims and to demand payment of damages, as well as for a court to order the liquidation of the company upon a claim by governmental authorities. Many Russian companies have negative net assets due to very low historical value of property, plant and equipment reflected on their Russian accounting standards balance sheets. However, their solvency (defined as their ability to pay debts as they come due) is not otherwise adversely affected by such negative net assets. There are cases when courts have ordered mandatory liquidation of a company based on its negative net assets, though such company had continued to fulfill its obligations and had net assets in excess of the required minimum at the time of liquidation.

Shareholder liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.

Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This may not be the case, however, when one legal entity is capable of determining decisions made by another entity. The legal entity capable of determining such decisions is called the effective parent entity (osnovnoye obshchestvo in Russian). The legal entity whose decisions are capable of being so determined is called the effective subsidiary entity (docherneye obshchestvo in Russian). The effective parent bears joint and several liability for transactions concluded by the effective subsidiary in carrying out business decisions if:

•	the effective parent gives binding directions to the effective subsidiary; and

•	the right of the effective parent to give binding instructions is set out in the charter of the effective subsidiary or in a contract between such entities.

In addition, under Russian law, an effective parent is secondarily liable for an effective subsidiary’s debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action of an effective parent. In these instances, the other shareholders of the effective subsidiary may claim compensation for the effective subsidiary’s losses from the effective parent that causes the effective subsidiary to take action or fail to take action knowing that such action or failure to take action would result in losses. We could be found to be the effective parent of our subsidiaries, in which case we would become liable for their debts, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Taxation

Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia.

We are subject to a broad range of taxes and other compulsory payments imposed at federal, regional and local levels, including, but not limited to, profits tax, VAT, corporate property tax and social contributions. Tax laws, such as the Russian Tax Code, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is often unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continual changes to the interpretation of existing laws. Although the quality of Russian tax legislation has generally improved with the introduction of the first and second parts of the Russian Tax Code, the possibility exists that Russia may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations. A large number of changes have been made to various chapters of the Russian Tax Code since their introduction. Since Russian federal, regional and local tax laws and regulations are subject to changes and some of the sections of the Russian Tax Code relating to the aforementioned taxes are comparatively new, interpretation of these regulations is often unclear or non-existent. Also, different interpretations of tax regulations exist both among and within government bodies at the federal, regional and local levels which creates uncertainties and inconsistent enforcement. The current practice is that private clarifications to specific taxpayers’ queries with respect to particular situations issued by the Russian Ministry of Finance are not binding on the Russian tax authorities and there can be no assurance that the Russian tax authorities will not take positions contrary to those set out in such clarifications. During the past several years the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of the tax legislation which has led to an increased number of material tax assessments issued by them as a result of tax audits. In practice, the Russian tax authorities generally interpret the tax laws in ways that do not favor taxpayers, who often have to resort to court proceedings against the Russian tax authorities to defend their position. In some instances Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory. Taxpayers often have to resort to court proceedings to defend their position against the tax authorities.

The Russian tax authorities are increasingly taking a “substance over form” approach. While certain reductions in the rates, such as for profits tax, have been effected, it is expected that Russian tax legislation will become more sophisticated. The possibility exists that the Government may introduce additional revenue-raising measures. Although it is unclear how such measures would operate, the introduction of any such measures may affect the Group’s overall tax efficiency and may result in significant additional taxes becoming payable. There can be no assurance that the Russian Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on us. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of our tax liabilities. There is no assurance that we would not be required to make substantially larger tax payments in the future, which may adversely affect our business, financial condition and results of operations.

Our business may be deemed to receive unjustified tax benefits.

In its decision dated July 26, 2001, the Constitutional Court of the Russian Federation, or the Constitutional Court, introduced the concept of “a taxpayer acting in a bad faith” without clearly stipulating the criteria for it. Similarly, this concept is not defined in Russian tax law. Nonetheless, this concept has been used by the tax authorities to deny, for instance, the taxpayer’s right to rely on the provisions of the tax law. The tax authorities and courts often exercise significant discretion in interpreting this concept in a manner that is unfavorable to taxpayers. On October 12, 2006, the Plenum of the Higher Arbitrazh Court of the Russian Federation, or the Higher Arbitrazh Court, issued Ruling No. 53, formulating the concept of an “unjustified tax benefit” which is defined in the ruling mainly by reference to specific examples of such tax benefits (e.g., tax benefits obtained as a result of a transaction that has no reasonable business purpose) which may lead to disallowance of their application. There is growing practice of the interpretation of this concept by the tax authorities or the courts and it is apparent that the tax authorities actively seek to apply this concept when challenging tax positions taken by taxpayers. Although the intention of Ruling No. 53 was to combat the abuse of tax law, based on cases brought to courts to date relating to Ruling No. 53, the tax authorities have started applying the “unjustified tax benefit” concept in a broader sense than may have been intended by the Higher Arbitrazh Court. In particular, we are aware of cases when this concept has been applied by the tax authorities in order to disallow benefits granted by double tax treaties. To date, in the majority of cases where this concept has been applied, the courts have ruled in favor of taxpayers, but it is not possible to determine whether the courts will follow these precedents in the future. In addition to the usual tax burden imposed on Russian tax payers, these conditions complicate tax planning and related business decisions. This uncertainty could possibly expose our group to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

Our Russian subsidiaries are subject to tax audits by Russian tax authorities which may result in additional tax liabilities.

Tax declarations together with related documentation are subject to review and investigation by a number of authorities, which are enabled by Russian law to impose substantial fines and interest charges. Generally, taxpayers are subject to tax audits for a period of three calendar years immediately preceding the year in which the decision to conduct the audit is taken. Nevertheless in some cases the fact that a tax period has been reviewed by the tax authorities does not prevent further review of that tax period, or any tax declaration applicable to that tax period. In addition, on July 14, 2005, the Constitutional Court issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the Tax Code if a court determines that a taxpayer has obstructed or hindered a field tax audit. Moreover, amendments introduced to the first part of the Russian Tax Code which came into effect on January 1, 2007 provide for the extension of the three year statute of limitations for tax liabilities if the actions of the taxpayer create insurmountable obstacles for the tax audit. Because none of the relevant terms is defined in Russian law, the tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” or “created insurmountable obstacles” in respect of an audit, effectively linking any difficulty experienced in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek tax adjustments and penalties beyond the three-year term. Therefore, the statute of limitations is not entirely effective. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that our Russian entities did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, financial condition and results of operations.

Our companies established outside of Russia may be exposed to taxation in Russia.

Due to our international structure, we are subject to permanent establishment and transfer pricing risks in various jurisdictions in which we operate. We manage the related risks by looking at management functions and risks in various countries and level of profits allocated to each subsidiary. If additional taxes are assessed with respect to these matters, they may be material.

The Russian Tax Code contains the concept of a permanent establishment in Russia as means for taxing foreign legal entities which carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities. The Russian double tax treaties with other countries also contain a similar concept. If a foreign company is treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company’s income that is attributable to the permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is not well developed and so foreign companies having even limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under international norms, may be at risk of being treated as having a permanent establishment in Russia and hence being exposed to Russian taxation. Furthermore, the Russian Tax Code contains attribution rules which are not sufficiently developed and there is a risk that the tax authorities might seek to assess Russian tax on the global income of a foreign company. Having a permanent establishment in Russia may also lead to other adverse tax implications, including challenging a reduced withholding tax rate on dividends under an applicable double tax treaty, potential effect on VAT and property tax obligations. There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities. Recent events in Russia suggest that the tax authorities may more actively be seeking to investigate and assert whether foreign entities of our group, operate through a permanent establishment in Russia. Any such taxes or penalties could have a material adverse effect on our business, financial condition and results of operations.

Russian tax legislation in effect as of the date of this annual report does not contain a concept of corporate tax residency. Russian companies are taxed on their worldwide income while foreign entities are taxed in Russia on income attributable to a permanent establishment and on Russian source income. The Russian government in its Main Directions of Russian Tax Policy for 2013 and the planned period of 2014-2015 has proposed the introduction of the concept of tax residency for legal entities to the domestic tax law. The latest Main Directions of Russian Tax Policy for 2014 and the planned period of 2015-2016 contain a similar proposal. According to the proposals, a legal entity would be deemed a Russian tax resident based on a few criteria that would be in line with international tax treaties of the Russian Federation. Moreover, on December 12, 2013 the Russian President included in his annual address to the Russian Federal Assembly a message aiming at introducing of rules that could allow taxation of unallocated profits of the controlled foreign companies in Russia. The new rules may be developed by July 1, 2014. No assurance can be currently given as to whether and when these amendments will be enacted, their exact nature, their potential interpretation by the tax authorities and the possible impact on us. We cannot rule out the possibility that, as a result of the introduction of changes to Russian tax legislation, certain of our companies established outside Russia might be deemed to be Russian tax residents, subject to all applicable Russian taxes.

We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia.

Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. We intend to rely on the Russia-Cyprus double tax treaty. The tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company to 10% provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; and (iv) the treaty clearance procedures are duly performed. This rate may be further reduced to 5% if the direct investment of the Cypriot company in a Russian subsidiary paying the dividends is at least €100,000. Although we will seek to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the reduced withholding income tax rate in practice. Specifically, our Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice.

Russian withholding tax may also be applied when dividends are received from Russian subsidiaries by the company’s non-Russian subsidiaries. Although we intend to rely on an applicable double tax treaty between Russia and the country where the relevant non-Russian subsidiary is resident, no assurance can be given that the reduced withholding tax rate would apply. In this respect it should be noted that in May 2009 the President of the Russian Federation included in his Budget Message regarding the Budget Policy for 2010-2012 a proposal to introduce an anti-avoidance mechanism with respect to double tax treaty benefits in cases where the ultimate beneficiaries of income do not reside in the relevant tax treaty jurisdiction. Currently, such a mechanism has not been introduced. Furthermore, the Russian Ministry of Finance has issued a number of clarifications with respect to the tax treaty concept of “beneficial ownership”. Although the clarifications up to the date of this annual report have been of limited use, they demonstrate an attempt by the Russian tax authorities to address the question of beneficial ownership of income in international financial transactions and holding structures. Due to the fact that some of our companies are located outside Russia, the future development and application of the “beneficial ownership” concept to those companies may have a material adverse effect on our business, financial condition and results of operations. In August 2011 the Russian government proposed in its Main Directions of Russian Tax Policy for 2012 and the planned period of 2013-2014, or the Directions, legislative changes concerning an anti-avoidance mechanism with respect to double tax treaty benefits in cases where ultimate beneficiaries of income do not reside in the relevant double tax treaty country. Moreover, in the Directions the Russian government has stated publicly that it plans to amend the Russian Tax Code and establish the rules on controlled foreign companies. The latest Main Directions of Russian Tax Policy for 2014 and the planned period of 2015-2016 contain similar proposals and measures. Based on the President’s December 2013 address to the Federal Assembly, such rules may be developed by July 1, 2014. It is not clear whether and when these amendments may be introduced or how they may be interpreted and applied by the tax authorities and/ or courts in practice and what effect it may have on taxpayers. If and when enacted, such amendments may result in the inability of the foreign companies within our group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia. The imposition of additional tax liabilities as a result of the application of this rule to transactions carried out by us may have a material adverse effect on our business, financial condition and results of operations.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions.

Russian transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allowed the tax authorities to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). Special transfer pricing provisions were established for operations with securities and derivatives. However, Russian transfer pricing rules were vaguely drafted, generally leaving wide scope for interpretation by Russian tax authorities and courts. There was little guidance (although some court decisions are available) as to how these rules should be applied. Following the adoption of Federal Law No. 227-FZ “On amendments to certain legislative acts of the Russian Federation in connection with the improvement of pricing principles” dated July 18, 2011, the new transfer pricing rules became effective from January 1, 2012. Compared to the previous Russian transfer pricing rules, the new rules are more technically elaborate and, to a certain extent, better aligned with the international transfer pricing principles developed by the OECD. The list of the “controlled” transactions under the new transfer pricing legislation includes transactions with related parties and certain types of cross border transactions. The amendments have toughened considerably the previous transfer pricing rules, by, among other things, effectively shifting the burden of proving market prices from the tax authorities to the taxpayer and obliging the taxpayer to keep specific documentation. The new rules also permit taxpayers to enter into advance pricing agreements with the tax authorities; however, it is unclear how such agreements will operate in practice. Special transfer pricing rules continue to apply to transactions with securities and derivatives. It is currently difficult to evaluate what effect these new provisions may have on us. Accordingly, due to the uncertainties in the interpretation of transfer pricing legislation, no assurance can be given that the tax authorities will not challenge the level of prices applied by us and make adjustments, which could affect our tax position. Unless such tax adjustments are successfully contested in court, the resulting increase in tax due could have a material adverse effect on our business, financial condition and results of operations. The above factors increase the risk of the imposition of additional taxes on us. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of our tax liabilities, representing cash outflows and a decrease in the amount of net income earned by us.

Russian anti-offshore policy may have adverse impact on our business, financial condition and results of operations

The Russian Federation, like a number of other countries in the world, is actively involved in discussion of measures against tax evasion through the use of low tax jurisdictions, including Cyprus, as well as aggressive tax planning structures. Initiatives such as the incorporation into Russian law of the concept of beneficial ownership, tax residency of legal entities, definition of offshore companies, “controlled foreign companies” rules, conclusion of multilateral agreements for exchange of information between tax authorities of different countries have already been raised by the Government in the Main Directions of Russian Tax Policy for 2013 and the planned period of 2014-2015 as well as in the Main Directions of Russian Tax Policy for 2014 and the planned period of 2015-2016. The Russian President’s address to the Federal Assembly of the Russian Federation on December 12, 2013 focussed extensively on proposed de-offshorisation of the Russian economy. As a response to this address, the Budget and Financial Markets Committee of the upper chamber of the Russian parliament proposed twelve measures to address de-offshorisation of the Russian economy. The Russian Minister of Finance also addressed the proposals of the President of the Russian Federation and noted to the press that the Russian Ministry of Finance intended to submit the following three legislative initiatives to the Russian State Duma in the first half of 2014:

•	the introduction of the “controlled foreign companies” rule into Russian tax legislation;

The proposed legislation is aimed at taxing in Russia the profits of the entire group, including the profits of certain types of foreign companies controlled by the Russian entity provided that such foreign companies do not distribute profits to the Russian entity.

•	the introduction into Russian tax legislation of the concept of tax residency for legal entities based on the place where they carry out their business activities;

•	the requirement to identify ultimate owners in order to receive government support or have the right to apply for state contracts.

The Deputy of the Russian Minister of Finance has declared that in the near future the Government will submit to the Russian State Duma a draft law on ratification of the multilateral Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD, which the Russian Federation signed in 2011. Ratification of this Convention will enable the Russian Federation to receive tax information from all participating countries which include, among others, a number of offshore jurisdictions.

No assurance can currently be given as to whether and when the above legislative initiatives and proposals will be enacted (if at all), their exact nature, their potential interpretation by the Russian tax authorities and the possible impact on us and our subsidiaries registered in offshore jurisdictions. In addition to the legislative initiatives outlined above, other de-offshorization measures may be expected to be proposed and enacted by the Russian government and legislature. These developments could have a material adverse effect on our business, financial condition and results of operations.

ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs.

In the event that the proceeds from a sale, exchange or disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in

Russia and/or provided that less than 50% of our fixed assets consist of immovable property situated in Russia (as defined in the treaty). Because the determination of whether 50% or more of our fixed assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute 50% or more of our assets. If 50% or more of our assets were to consist of immovable property situated in Russia, the benefits of the United States-Russia double tax treaty may not be available to an ADS holder.

Changes in the double tax treaty between Russia and Cyprus may significantly increase our tax burden.

A company that is tax resident in Cyprus is subject to Cypriot taxation and qualifies for benefits available under the Cypriot tax treaty network, including the Russia-Cyprus double tax treaty. We can provide no assurance that the double tax treaty will not be renegotiated or revoked. Adverse changes in, or the cancellation of, the Russia-Cyprus double tax treaty may significantly increase our tax burden and adversely affect our business, financial condition and results of operations.

We may be deemed to be a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation, however, it is generally considered that a company is managed and controlled in Cyprus through the decision making power of its board of directors being exercised in Cyprus. Where, as with our company, the majority of the board of directors is comprised of tax residents of Russia, there may be increased risk that the company is not managed and controlled in Cyprus and, therefore, not a tax resident in Cyprus. If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the tax treaties entered into between Cyprus and other countries. If applicable Russian law is amended so that a company that is a tax resident in Cyprus can also be considered a tax resident of Russia, the tax treaty in force between Cyprus and Russia provides that such a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. A protocol to this treaty was signed in October 2010 and ratified by Cyprus in September 2011 and the Russian Duma in February 2012. This protocol provides that the process of determining the effective management in this case will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors. Where the majority of our board of directors comprises tax residents or citizens of Russia, this may pose a risk that we, even if we are managed and controlled in Cyprus and therefore a tax resident in Cyprus, may be deemed to have a permanent establishment in Russia or elsewhere. Such a permanent establishment could be subject to taxation of the jurisdiction of the permanent establishment on the profits allocable to the permanent establishment. If we are tax resident in a jurisdiction outside of Cyprus or are deemed to have a permanent establishment in Russia or elsewhere, our tax burden may increase significantly, which, in turn, may materially adversely affect our business, financial condition and results of operations.

We may be subject to defense tax in Cyprus.

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 20% on deemed dividend distributions to the extent that their ultimate beneficial owners are Cypriot tax residents. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

The defense tax payable as a result of a deemed dividend distribution is paid in the first instance by the company which may recover such payment from its Cypriot shareholders by deducting the amount from an actual dividend paid to such shareholders from the relevant profits. To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our results of operations and financial condition if we are unable to recover the tax from shareholders as described above.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax resident in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company or PFIC for U.S. federal income tax purposes.

We will be classified as a PFIC in any taxable year if either: (a) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (b) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization securities, we would likely become a PFIC for a given taxable year if the market price of our ADSs were to decrease significantly. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs, the U.S. investor might be subject to increased U.S. federal income tax liability and to additional reporting obligations. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to our ADSs. See “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Companies.”

Our interest expenses may not be deductible.

In May 2012, the House of Representatives of Cyprus enacted laws, effective as of January 1, 2012, which provide that if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a wholly-owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will now be deductible for tax purposes by the parent company. This deduction will only be available provided the subsidiary owns assets that are used in its business and the amount of interest deducted is limited and proportionate to the amount and value of assets used in the business. If we are unable to deduct our interest expenses for tax purposes, our results of operations and financial conditions may be materially adversely affected.

Adverse financial measures may be adopted in Cyprus in connection with its bailout.

In June 2012, the government of Cyprus applied for financial assistance from the European Central Bank, the EU and the IMF, together referred to as the Troika. On April 12, 2013, the government of Cyprus and the Troika reached an agreement regarding the provision of a EUR 10 billion loan and related finance package to Cyprus, such loan and finance package being conditioned on Cyprus implementing a comprehensive economic adjustment program, or the Cyprus Economic Adjustment Program. The Cyprus Economic Adjustment Program included a scheme for the reorganization of the Cypriot banking system whereby Bank of Cyprus plc, or BoC, Cyprus’ largest bank and Cyprus Popular Bank Public Co Ltd, or Cyprus Popular Bank, Cyprus’ second largest bank were placed in resolution pursuant to applicable legislation, referred to herein as the Resolution Process. As a result of the Resolution Process, Cyprus Popular Bank was absorbed by BoC and deposit holders with credit balances of in excess of EUR 100,000, referred to herein as the Uninsured Deposits, held with Cyprus Popular Bank and BoC suffering significant losses. Additionally, restrictions on bank transfers and withdrawals from banking institutions in Cyprus are in effect as at the date hereof in order to enable Cyprus to implement the Cyprus Economic Adjustment Program. On July 30, 2013, the Ministry of Finance and the Central Bank of Cyprus announced that the BoC has been fully recapitalised by the overall conversion of 47.5% of Uninsured Deposits with the BoC into shares in BoC thus bringing an end to the BoC’s Resolution Process. The measures implemented to date have not had, and are not expected to have, a material impact on holding companies, such as us, that do not have significant deposits in Cyprus banks or operations in Cyprus. However, further disruption to the Cyprus banking system, or additional changes to implement the Cyprus Economic Adjustment Program, are possible and we cannot be certain that such disruptions or changes will not adversely affect our financial condition or our shareholders who are not residents of Cyprus.

Risks Relating to our ADSs

The class B shares underlying the ADSs are not listed and may be illiquid.

The class B shares underlying the ADSs are neither listed nor traded on any stock exchange, and we do not intend to apply for the listing or admission to trading of the class B shares on any stock exchange. As a result, a withdrawal of class B shares by a holder of ADSs, whether by election or due to certain other events will result in that holder obtaining securities that are significantly less liquid than the ADSs and the price of those class B shares may be discounted as a result of such withdrawal.

Our ADSs trade on more than one market and this may result in increased volatility and price variations between such markets.

Our ADSs trade on both Nasdaq and MOEX. Trading in our ADSs on these markets occurs in different currencies (U.S. dollars on Nasdaq and Russian rubles on MOEX) and at different times (due to different time zones, trading days and public holidays in the United States and Russia). The trading prices of our ADSs on these two markets may differ due to these and other factors. The liquidity of trading in our ADSs on MOEX is limited. This may impair your ability to sell your ADSs on MOEX at the time you wish to sell them or at a price that you consider reasonable. In addition, trading of a small number of ADSs on that market could adversely impact the price of our ADSs significantly and could, in turn, impact the price in the United States. ADSs are completely fungible between both markets. Any decrease in the trading price of our ADSs on one of these markets could cause a decrease in the trading price of our ordinary ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, the time required to move the ADSs from one market to another may vary and there is no certainty of when ADSs that are moved will be available for trading or settlement.

Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline.

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 52,118,794 ordinary shares, including those represented by ADSs. Of these, 23,020,148 ordinary shares are immediately freely tradable, without restriction, in the public market.

In addition, we have granted registration rights to Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhaylov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., who collectively own 100% of our class A shares and approximately 93% of the voting power of our issued share capital as of the date of this annual report. To the extent these shares are sold into the market, the market price of our ADSs could decline.

Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the United States and all of our current directors and executive officers reside outside the United States.

Our presence outside the United States may limit investors’ legal recourse against us. We are incorporated under the laws of the Republic of Cyprus. All of our current directors and senior officers reside outside the United States, principally in the Russian Federation. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, investors may not be able to effect service of process within the United States upon our company or its directors and executive officers or to enforce U.S. court judgments obtained against our company or its directors and executive officers in Russia, Cyprus or other jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon US securities laws. There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive investors of effective legal recourse for claims related to their investment in our ADSs.

Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares.

In order to raise funding in the future, we may issue additional class B shares, including in the form of ADSs. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied). Our ADS holders may not be able to exercise pre-emptive rights for class B shares represented by ADSs unless applicable securities law requirements are adhered to or an exemption from such requirements is available. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurance that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ADSs to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ADSs to rely on it. Accordingly, our ADS holders may not be able to exercise their pre-emptive rights on future issuances of shares, and, as a result, their percentage ownership interest in us would be reduced. In April 2013, our shareholders authorized the disapplication of pre-emptive rights for a period of five years from May 8, 2013, the date of the closing of our initial public offering, in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs. Any issuances of class B shares for cash exceeding this amount during this five-year period would require disapplication of pre-emptive rights by the class B shareholders at such time. The enforceability of the disapplication of pre-emptive rights in this manner, however, is not clear as a matter of Cyprus law. If for any reason the disapplication of these rights proves to be ineffective or class B shareholders do not approve any further disapplication of pre-emptive rights that may be required, our ADS holders’ ability to participate in future issuances of class B shares, including in the form of ADSs, may be limited to the extent that class B shareholders at the time of such issuances elect to exercise their pre-emptive rights. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States.

ADS holders have no legal interest in the underlying class B shares.

ADS holders acquire the beneficial, and not the legal, interest in the underlying class B shares, which the depositary holds on trust for them, under the terms of the deposit agreement. The intended effect of the trust is to ring-fence the class B shares in the hands of the depositary by conferring a property interest on ADS holders as beneficiaries. The interest of the ADS holders as beneficiaries in trust assets, which are the class B shares, is indirect, in the sense that in the normal course they do not have any direct recourse to the class B shares nor do they have any direct right of action against us.

ADS holders may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement.

ITEM 4. Information on the Company

A.	History and Development of the Company

We were incorporated in Cyprus under the name of OE Investments Limited on February 26, 2007 as a new holding company for CJSC Unified Instant Payments System, or OSMP (subsequently renamed as CJSC QIWI), which was established in 2004. In 2007, we acquired, among other entities, CJSC e-port and LLC Qiwi Wallet (now QIWI International Processing Services (QIPS) LLC) in exchange for newly issued shares, which represented 35% of our outstanding share capital following the acquisitions. In April 2008, we launched the Qiwi brand, which gradually became the marketing name for our businesses. We changed our name to Qiwi Limited on September 13, 2010, and subsequently to Qiwi plc upon converting to a public limited company on February 25, 2013.

Our principal executive offices are located at Severnoe Chertanovo Microdistrict, 1A, building 1, Moscow, 117648, the Russian Federation. Our telephone number at this address is +7 (495) 783 59 59. Our registered office in Cyprus is located at 12-14 Kennedy Ave., Kennedy Business Centre, 2nd Floor, Office 203, 1087, Nicosia, Cyprus. Our telephone number at this address is +357-22-653390.

Our primary subsidiaries are CJSC Qiwi Bank, or Qiwi Bank, QIPS LLC, CJSC QIWI and LLC QIWI Payment Services Provider. We acquired Qiwi Bank in September 2010 from a group of our shareholders. QIPS LLC was incorporated in Russia in December 2006, and CJSC QIWI was incorporated in Russia in January 2004. Qiwi Bank and QIPS LLC are the primary operating subsidiaries for our Visa Qiwi Wallet business. CJSC QIWI is the primary operating subsidiary for our Qiwi Distribution business.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2013 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects.”

B.	Business Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We have deployed over 15 million virtual wallets, over 168,000 kiosks and terminals, and enabled merchants to accept over RUB 49 billion cash and electronic payments monthly from over 70 million consumers using our network at least once a month. Our consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably. We believe the complementary combination of our physical and virtual payment services provides differentiated convenience to our consumers and creates a strong network effect that drives payment volume across our business. Our extensive network of interactive Qiwi kiosks also enables us to provide advertising services, and the billions of transactions we process annually allow us to collect and analyze valuable data, which we monetize by providing value added services. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and consumer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments. We help consumers and merchants connect more efficiently in these markets by providing an integrated network of kiosks and terminals, virtual wallets and payment services that enable consumers to deposit cash, convert it into a digital form and remit the funds to a virtual wallet, a variety of Visa-branded prepaid cards or any merchant in our network quickly and securely – for example, to pay bills, add minutes to their mobile phones, purchase transportation and tickets, shop online or at a retail store, buy digital services or send money to a friend or relative.

Our platform provides simple and intuitive user interfaces, convenient access and best-in-class services combined with the reputation and trust associated with the Qiwi brand. The payments processed on our network are typically very small with a limit of RUB 15,000 per transaction and, since they are primarily funded with cash, consumers do not have to undergo a lengthy registration process to execute most transactions. Alternatively, consumers can create an online account, or virtual wallet, with Qiwi where they can store money, deposited from cash or funded from a variety of other sources, such as a bank account, credit card, direct payroll deposit or money transfer, that can be used to make payments and purchases at any time. Our services also allow merchants in Russia and other markets, including leading MNOs, online retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 8,000 agents who are responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations and setting the fee rates paid by consumers. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a Qiwi terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system. In Russia and Kazakhstan, our brand is very well-known and our kiosks and terminals provide unique physical access for approximately 160 million consumers. They can be found next to convenience stores, in train stations, post offices, retail stores or airport terminals in all of the major urban centers, as well as many small and rural towns that lack large bank branches and infrastructure. In addition, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices.

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest virtualization, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that the breadth and reach of our network, along with the proprietary nature of our technology platform, differentiates us from our competitors and allows us to effectively manage and update our services and realize significant operating leverage with growth in volumes.

Our Payment Network

Consumers access our payment network through two primary channels, Visa Qiwi Wallet and Qiwi Distribution. These two channels are highly synergistic, creating a self-reinforcing network that we believe has been key for the continuing success of our business.

Qiwi Distribution

Overview

Qiwi Distribution comprises approximately 127,000 kiosks and 42,000 terminals that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the user customized interfaces that display our broad range of payment services and provide the connectivity to our processing platform. These capabilities help connect consumers and merchants and enable them to conduct commercial transactions, such as bill payments and purchases, at thousands of convenient locations, without the need to interact directly.

In 2011, 2012 and 2013 Qiwi Distribution processed RUB 408 billion, RUB 465 billion and RUB 520 billion in payments and had approximately 120,000, 120,000 and 127,000 kiosks and 51,000, 49,000 and 42,000 terminals in its network as of year-end, respectively.

Our Kiosks and Terminals

A kiosk is a stand-alone computer terminal with a touch screen and specialized hardware and software which enables consumers to make cash payments to merchants. Each kiosk is connected to our network using a dedicated SIM card, and is typically equipped with a cash- and coin-acceptor, a printing device, and a transaction recording device and may include a card reader and coin changer. Our kiosks are assembled by third party manufacturers using our proprietary specifications. Kiosks are relatively easy and inexpensive to install and operate and are equipped with specialized software that monitors the condition of the kiosk and its components, the amount of cash stored, and the sufficiency of expendable materials such as thermal paper. A kiosk is also relatively simple to assemble, and we generally have not encountered any issues in relation to underproduction or shortage of kiosks. There are 21 base models of kiosk available in the Russian market.

In addition to kiosks, our network includes approximately 42,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy and Euroset. We provide these businesses with access to our network through our proprietary software and process the payments made by their customers.

Our kiosks and terminals are typically owned by our agents, except in limited circumstances when we enter new markets. We believe this ownership structure has allowed us to build a large network in a relatively short period of time. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. While we generally do not sell any kiosks ourselves, we assist our agents in negotiating favorable pricing with vendors. In certain circumstances, we also lease kiosk locations through contracts with large retail networks and sublease those locations to our agents.

How Our Kiosks and Terminals Work

To make a payment through a kiosk, a consumer selects the hyperlink icon of a particular merchant on the kiosk screen and enters the data necessary for the merchant to identify the consumer from among its accounts. For instance, this may be the consumer’s mobile phone number or details on the consumer’s utility bill. The consumer inserts money into a cash and coin acceptor, which automatically recognizes the value of the banknotes and/or coins. Once the necessary amount of money has been inserted, the consumer presses a button to confirm that he or she wishes to complete the transaction, and the software installed on the kiosk sends an instruction to our processing system to transmit a corresponding amount to the merchant and to withdraw it from the agent’s account. The kiosk then prints a receipt confirming that payment has been made. The interface of a kiosk is highly intuitive to facilitate a convenient user experience with the entire transaction process normally taking no more than a few minutes. A transaction is mostly automated and usually performed in three or four easy steps, so that the user is only required to input a minimum of information. When making a payment through a terminal, a consumer gives the same information (merchant name, amount of transaction and account identifying data) to a cashier at a cash desk, who processes it on a computer or a mobile phone using specialized software.

Our Agents

Our agent base includes approximately 8,000 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Most of our agents are small to mid-sized businesses which we believe provides them with insight into local market dynamics. For many of our agents, the business of kiosk and terminal ownership is a full-time occupation, while some view it as an ancillary service that increases consumer traffic in their outlets or provides additional convenience to consumers. We do not consider ourselves to be materially dependent on any of our agents.

Our contracts with the agents are usually for an indefinite term and may be unilaterally terminated by the agents. Our agent contracts do not have exclusivity clauses. Our agents determine the total fee that a consumer pays on each transaction. We usually do not cap these fees, except at the merchant’s request. When the fee payable by the consumers is capped, we normally award the agents with an increased fraction of the merchant fees.

Our International Kiosks and Terminals

Almost all of Qiwi Distribution’s business operations are currently in Russia and Kazakhstan. We also have a limited number of kiosks in Moldova, Romania, Belarus, Jordan and the United States. We also believe that Brazil has significant growth potential in the future. We currently conduct our operations in Brazil through an equity associate which holds a license to use our technology, but we may increase our stake in it to a controlling one if the operations are successful. In the coming years, we also plan on growing in certain countries by franchising our operations, including Argentina, Chile and Peru.

Visa Qiwi Wallet

Overview

Visa Qiwi Wallet is an online and mobile payment processing and money transfer system that we offer in Russia that allows accountholders to pay for the products and services of merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. A virtual wallet enables its holder to make online purchases through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. We believe Visa Qiwi Wallet is one of the leading virtual wallet providers in Russia.

Prior to November 2012, Visa Qiwi Wallet was branded as Qiwi Wallet. Qiwi Wallet became a co-branded product pursuant to our Framework Agreement with Visa entered into on November 19, 2012.

In 2011, 2012 and 2013 we processed RUB 65 billion, RUB 152 billion and RUB 255 billion in transactions through Visa Qiwi Wallet and had 8.1 million, 11.4 million and 15.4 million active virtual wallets registered with our system as of year-end, respectively.

Our Virtual Wallet

With Visa Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, deposited from cash or funded from a variety of other sources such as a bank account, credit or debit card, direct payroll deposit or money transfer, that can be used to make payments, purchases and peer-to-peer transfers. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked. The account loading process is simple and intuitive regardless of the interface that the consumer uses to access Visa Qiwi Wallet, whether it is our own website, the screen of a kiosk, the virtual banking service of the consumer’s bank or a mobile app. Normally, a consumer just needs to enter the unique identification number of his or her virtual wallet and indicate the amount and source of money he or she wishes to load to the account. Likewise, while the process of making a payment through Visa Qiwi Wallet may vary slightly depending on the interface, it is always intuitive.

We believe that a key part of our service offering is consumer convenience and ease of use. Visa Qiwi Wallet is available through a variety of interfaces, including mobile apps, its own website, touch-screens of our kiosks, merchant websites, social network applications, and SMS/USSD (whereby a payment is made by sending an SMS message to a specified phone number). An increasing percentage of consumers are accessing Visa Qiwi Wallet directly through mobile apps and our own website rather than through our kiosks (which were the most popular Qiwi Wallet interface initially), demonstrating a shift in consumer perception of Qiwi Wallet from an extension of the kiosk functionality to a self-sufficient product.

We offer downloadable Visa Qiwi Wallet applications for the most popular mobile and digital platforms and devices, including Apple iPhone and iPad, Android, Java, Microsoft Windows Mobile and Windows Phone, RIM Blackberry and Blackberry Playbook, Samsung Bada and Samsung Smart TV. We also support major mobile operating systems: iOS, Android and RIM. We believe that these efforts are a vital part of our overall marketing strategy and serve to increase our consumer base.

How Our Virtual Wallet Works

Payments made through Visa Qiwi Wallet can be categorized into push payments and pull payments. A push payment is a payment initiated by the consumer from a Visa Qiwi Wallet interface. After entering Visa Qiwi Wallet through one of its secure interfaces, a consumer is required to select the name of the merchant from a drop-down list or using a search function and to type in the payment amount. Consumers are not subject to a fee when making most payments through Visa Qiwi Wallet. Additionally, consumers are able to link their bank cards to their Visa Qiwi Wallet accounts to make online payments without divulging their bank card details on merchant websites, eliminating the perceived risk of fraud associated with online payments. A pull payment is a payment initiated by the consumer from a merchant interface, typically a merchant website through which the consumer makes a purchase. During the check-out process at a merchant website, the consumer chooses Visa Qiwi Wallet as a payment method and is re-directed to a Visa Qiwi Wallet web page. Next, if the consumer is already registered with Visa Qiwi Wallet, he or she is prompted to enter his or her mobile phone number to which his or her Visa Qiwi Wallet account is linked and his or her Visa Qiwi Wallet password. If the consumer is not yet registered with Visa Qiwi Wallet, our system automatically generates a virtual wallet for him or her once the mobile phone number is entered. A registered Visa Qiwi Wallet user is then required to select a source of funds to be used, including the prepaid balance of the Visa Qiwi Wallet account, a bank card previously linked to the Visa Qiwi Wallet account, or his or her mobile phone account. The consumer may also select a deferred payment option, whereby our system generates an electronic invoice from the merchant to the consumer which is stored in the consumer’s virtual wallet and can be paid at a later stage. After a payment option is chosen, the consumer is required to confirm the transaction, following which funds are withdrawn from the source the consumer is using and transmitted to the merchant. The only option available to consumers who did not have a Visa Qiwi Wallet account previously is the deferred payment option. Once the consumer loads his or her newly registered virtual wallet or links a bank card to it, the invoice can be confirmed and paid, after which the transaction is completed.

Our Reload Channels

Visa Qiwi Wallet accounts can be reloaded through virtually any payment method available on the market, including making a cash deposit at a kiosk or terminal, bank cards and accounts, online banking, ATMs, direct payroll deposit, retail and traditional money transfers. Visa Qiwi Wallet benefits in particular from access to our own network of kiosks and terminals, which is the largest free cash reload network in Russia. We believe that by offering the convenience of reloading at our kiosks and terminals, we increase the likelihood of consumers using other services that we offer.

Qiwi branded kiosks and terminals are the primary means by which consumers reload their Visa Qiwi Wallet accounts. However, the percentage of reloads made through bank cards and directly from bank accounts has been consistently growing over the last few years. Consumers also use third-party networks for cash reloads.

Our International Virtual Wallets

As of December 31, 2013, the vast majority of active Visa Qiwi Wallet accounts were based in Russia. We expect the international expansion of Visa Qiwi Wallet to be focused on markets with high volumes of money transfers to and from Russia and a low penetration of banking services. These are primarily the CIS countries from which there is a significant labor migration inflow into Russia. Migration patterns drive demand for money remittance services and cross-border payments, which we intend to make our core offering in these markets. We believe that our services could also be in demand with ecommerce businesses which seek to increase their customer base in Russia.

We expect that our alliance with Visa will substantially increase Visa Qiwi Wallet’s international reach, since the alliance gives Visa Qiwi Wallet global access to all Visa accepting merchants, eliminating the necessity to build a merchant network each time Visa Qiwi Wallet is launched in a new country.

Qiwi Bank

In September 2010, we acquired Qiwi Bank (which is licensed as a bank in the Russian Federation) to serve as a platform for our Visa Qiwi Wallet business. Up until mid-2013, Qiwi Bank processed all Visa Qiwi Wallet transactions, although as a part of our future international expansion strategy, we opened Qiwi platform for one Kazakh bank which we see as a milestone for our system to be opened to other Visa member banks in Russia and the CIS. When a consumer deposits cash on his or her Visa Qiwi Wallet account, Qiwi Bank issues a virtual prepaid card to a consumer. Qiwi Bank also issues plastic cards to Visa Qiwi Wallet customers. Funds received by Qiwi Bank resulting from customers loading and reloading their Visa Qiwi Wallet accounts are held on Qiwi Bank’s account. Qiwi Bank does not pay interest on Visa Qiwi Wallet accounts. Qiwi Bank also maintains a small number of accounts for our employees, officers and directors, agents and certain related parties. See also “—Regulation” for a brief description of the regulatory regime applicable to the Qiwi Bank.

Qiwi Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk in the markets we serve of fraud associated with traditional credit and debit cards. Our Visa prepaid cards can be purchased through a Visa Qiwi Wallet or a Qiwi kiosk and currently consist of the following card products:

•	Qiwi Visa Virtual Card – are virtual cards that are delivered to a consumer’s mobile phone by SMS within seconds of purchase and can be used to make purchases online from any merchant that accepts Visa-branded cards. Qiwi Visa Virtual cards have a prepaid balance and are valid for three months.

•	Qiwi Visa Card – are virtual cards that are delivered to a consumer’s mobile phone by SMS within seconds of purchase and can be used to make purchases online from any merchant that accepts Visa-branded cards. Qiwi Visa Cards are linked to the balance of a consumer’s Visa Qiwi Wallet and are valid for 12 months. Although it is envisaged that all new Visa Qiwi Wallet accounts will be linked to Visa prepaid virtual cards by default, Qiwi Visa Card continues as a standalone product as well.

•	Qiwi Visa Plastic Cards – are plastic cards that are delivered to a consumer via mail or courier services after purchase and can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. Qiwi Visa Plastic Cards can also be used to withdraw cash from a participating ATM, are linked to the balance of a consumer’s Visa Qiwi Wallet and are valid for 12 months.

Qiwi Visa co-branded cards are issued by Qiwi Bank pursuant to an agreement with Visa International Service Association. Under the agreement, Qiwi Bank is authorized to issue Visa-branded prepaid cards within Russia, and to offer and perform Visa Money Transfer transactions in and between Russia, Ukraine, Kazakhstan, Uzbekistan, Georgia and Tajikistan, using Visa’s electronic payments processing network to deliver transferred funds. The agreement is effective through February 3, 2017 and is automatically renewable for subsequent one-year terms unless terminated by either party by notice to the other given at least 90 days before the end of the then-applicable term. Visa may terminate the agreement at its sole discretion upon 180 days’ prior written notice or without notice in case of, among other things (1) Qiwi Bank’s material breach of the agreement; (2) Visa’s determination that the continuation of the agreement may cause damage to Visa or the Visa brand; or (3) Visa’s reasonable belief that Qiwi Bank has undergone, or will undergo, a merger, acquisition, or other change of corporate form or control.

Value Added Services

Our network of merchants and consumers and flexible technology platform enable us to introduce innovative, value added, high-margin products and services that can generate more revenue per consumer. In November 2006, we started using the interfaces of our kiosks as an advertising medium, leveraging the strength of our network and the data that we receive from our consumers. We advertise mostly in the form of pop-up ad banners in the kiosk interface that allow a consumer to enter a microsite with a detailed product description. Each kiosk has 12 advertising spaces on its screen. Additionally, at the end of a transaction where a payment is made to an MNO we may send an SMS message to the consumer to confirm the specific transaction. This SMS message may also contain an advertisement of a product or service, provided the consumer has not opted out from receiving such advertisements. We also allow advertisers to create a branded page in a subsection of the kiosk menu.

We have recently introduced a “remote banking” service that allows our consumers to use the electronic banking services of the banks at which they maintain their accounts through our kiosks. Consumers can access their accounts online through a hyperlink icon on the kiosk screen. The scope of the electronic banking services available to a consumer depends on the terms of our agreement with the respective partner bank.

Merchants

As of December 31, 2013, we had more than 75,000 merchants registered in our system. Our merchants are vendors, including mobile network operators, utilities, banks and online retailers. Consumers can access our larger merchants through hyperlink icons placed directly on kiosk screens. Other merchants can be easily accessed through Visa Qiwi Wallet and, since any of our kiosks can be used as an interface to register a Visa Qiwi Wallet account or to access an existing one, the merchant offering is effectively the same for both kiosks and Visa Qiwi Wallet accounts. In addition, Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop shopping” experience for our consumers.

The terms and conditions of our agreements with merchants vary significantly and are usually tailored to each merchant’s needs. Due to regulatory concerns, we enter into separate agreements with merchants for Qiwi Distribution and Visa Qiwi Wallet. As a result, those merchants that can be accessed both directly through hyperlink icons on kiosk screens and through Visa Qiwi Wallet normally have two agreements with us, one with CJSC QIWI and the other with Qiwi Bank, our principal operating subsidiaries for the respective segments. The merchants that can only be accessed through Visa Qiwi Wallet normally enter into agreements with Qiwi Bank only. The agreements CJSC QIWI enters into with merchants are normally agency agreements. The term of these agreements is usually unlimited or automatically renewable upon expiration of the effective period; however, under Russian law, agency agreements with an unlimited term may be terminated unilaterally by any party without prior notice. Qiwi Bank’s agreements with merchants are normally structured as prepaid card acquiring agreements, since, as described in more detail in the section headed “Regulation,” we treat the electronic money of Visa Qiwi Wallet accountholders as virtual prepaid cards.

Our merchants fall into three broad categories. The most significant category includes various service providers, such as MNOs, internet services providers, pay television channels and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented the largest portion of our merchant base and are expected to continue to do so for the foreseeable future. For the years ended December 31, 2011, 2012 and 2013, the Big Three MNOs accounted for 60%, 47% and 38% of our payment volume for our Qiwi Distribution segment in Russia, respectively. However, their share in our transaction volume has been falling over the last three years due to the expansion of our merchant base and the increased use of our payment systems by the consumers for purposes other than mobile phone account reloading.

The second category of merchants is those in the financial services industry, and includes banks, insurance companies and money transfer services providers. As of December 31, 2013, we accepted payments on behalf of over 215 banks, including most Russian retail banking industry leaders such as Sberbank, Bank of Moscow, VTB 24, Alfa-Bank, UniCredit Bank, Rosbank, Promsvyazbank, Raiffeisen Bank and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach a larger audience through our network by enabling their customers to make deposits and repay loans. We also work with major Russian and international money transfer businesses such as Contact, Unistream and PrivatMoney, and insurance companies such as Allianz. From August 2010, we offer our consumers Visa Personal Payments and MasterCard Money Send services, which allow a Visa Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, a mobile app, or a kiosk touch-screen, and with the only information required being the number of the recipient card.

Our third major category of merchants comprises businesses that sell their products and services online, including social networks such as Facebook, Vkontakte and Odnoklassniki, online stores such as Ozon.ru, Groupon and online game developers. We also accept payments on behalf of software producers, coupon websites, and numerous other merchants. Our kiosk and terminal network provides these businesses with an attractive offline interface to their online offering.

While we already have considerable penetration with recurring payments merchants (such as MNOs and internet services providers), financial services providers and ecommerce businesses, there are numerous markets in which we see significant opportunity to add merchants. For example, we view payments for fee-based services for federal, state and municipal authorities as a potential growth sector as these authorities increasingly automate payments. We have already entered into direct agreements with the Federal Tax Service, the State Traffic Safety Authority, the Independent Security Services Bureau of the Interior Ministry’s Moscow Department, the Federal Bailiff Service and the Federal Service for State Registration, Cadastre and Cartography.

Relationship with the major MNOs

The three major Russian MNOs, MegaFon, VimpelCom and MTS, which are sometimes collectively referred to as the Big Three, were our first, and have historically been our largest, merchants. Each of our agreements with the Big Three is either for an indefinite term or automatically renewable upon expiration of the effective period. In each case, either party may terminate the agreement at any time by giving prior written notice to the other party. Various penalties, including fines and accelerated termination, are provided for in case we do not transmit the consumers’ payments within a specified deadline. The merchant fee payable to us depends on whether a consumer fee is levied and on the payment method (cash, bank cards, virtual wallet) and is expressed as a percentage of the volume of payments we process for the respective MNO. Over time MNOs have used their significant negotiating power to lower or eliminate merchant fees, prompting our transition to consumer fees and value added services.

Our Technology Platform

Visa Qiwi Wallet and Qiwi Distribution are based on our advanced, proprietary technology platform. All of our key technology has been developed in-house. Our platform consists of three key elements: an Oracle database, a Java-based processing system and various consumer, merchant and agent interfaces. The interfaces are connected to the processing system through a secure protocol.

Our physical platform consists of two leased data centers (primary and reserve), one of which is located on our office premises while the other is at a third-party location. One of the data centers has been certified as compliant with PCI DSS, an industry standard for security and data protection. We are able to switch our processing from the primary to the reserve data center within fifteen minutes in case of any accident or disaster.

Our kiosks and terminals are not connected to each other, reducing the risk of a virus spreading throughout our entire network. The principal software under which the kiosks operate is our proprietary application Maratl, which enables acceptance of payments on kiosks through our processing system. The software products used on our terminals are also proprietary applications.

Visa Qiwi Wallet has a robust fraud control filter system that is designed to trace suspicious transactions and block associated accounts. In the vast majority of cases, fraud through Visa Qiwi Wallet is attributable to scams rather than to a security system failure. We employ a 3-D secure system similar to those adopted by other major payment networks. 3-D secure adds a further layer of security to online payments by requiring the consumer to perform an additional authentication step, usually through entering a confirmation code sent by SMS to the consumer’s mobile phone. Our system requires a consumer to enter both a permanent code linked to his or her particular account, and a one-time pad code which is unique to each transaction.

Our Framework Agreement with Visa dated November 19, 2012 imposes stringent security requirements on us to protect the data of our consumers. Under the terms of this agreement, we are under an obligation to be compliant with Visa-approved security standards and to undergo periodic audits to confirm such compliance.

Sales and Marketing

We have a dedicated team of over 200 sales and marketing personnel who seek to expand our network of agents and merchants, attract and maintain consumers and promote our products. Our marketing program includes advertising campaigns as well as other promotional activities, such as joint loyalty programs with our merchants.

Brand Awareness

We believe our brand is a household name in Russia. According to Radar Research, “Qiwi” is the most recognized Russian brand among kiosk operators and electronic payment services providers with a prompted brand awareness of 84%.

In addition, we believe that in our sector maintaining a social media presence is important to sustaining brand awareness. As a result, we have a dedicated team of people who regularly update our Facebook, Twitter, Vkontakte and LiveJournal accounts. We also use social networks to seek feedback from our consumers to improve our business.

As part of maintaining our brand image, we have employees available to respond to agent and merchant concerns and to handle consumer issues.

Advertising and Promotional Activities

Because we maintain a kiosk network as widespread and visible as ours, third-party advertising is not as important to maintain brand awareness. We maintain a relatively low advertising profile, mostly employing Internet advertising to promote Qiwi Wallet.

In addition, we engage in promotional campaigns together with our merchants, in which merchants offer discounts to their customers who make payments through our network.

Competition

The most significant competitive factors in our business are speed, convenience, network size, accessibility, hours of operation, loyalty programs, reliability and price. Our competitors include retail banks, non-traditional payment services providers (such as retailers and MNOs), traditional kiosk and terminal operators and electronic payment system operators as well as other companies which provide various forms of payment services, including electronic payment and payment processing services.

We face significant competition from major retail banks for our services, including both our Qiwi Distribution and Visa Qiwi Wallet businesses. Our competitors include, among others, Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have robust electronic payment products and large retail networks. Some retail banks are currently developing their own kiosk networks and are active in the area of electronic payment products.

We also face competition from major telecommunication and media devices retailers, including Euroset and Svyaznoy, which offer some financial and payment services of third-party providers, such as instant money transfers, loan repayments, utilities payment and other services, and sell third-party insurance and consumer banking products, building on the strength of their retail networks. We compete to an extent with the MNOs, which allow their subscribers to make instant payments using their mobile phone balances.

We also potentially face competition from the Russian Post, due to its vast network of offices throughout Russia which accept payments for certain third-party services, including utilities and banking services.

Finally, we also compete against some directly comparable businesses, such as traditional kiosk and terminal operators (primarily CyberPlat and Elecsnet) and electronic payment system operators (primarily Yandex.Money (a majority stake in which was recently acquired by Sberbank), WebMoney and, to a lesser extent, PayPal, but also Russian market newcomers such as Tinkoff Mobile Wallet).

Intellectual Property

Our intellectual property rights are important to our business. We rely primarily on a combination of contract provisions, copyrights, trademarks, patents and trade secrets to protect our proprietary technology and other intellectual property.

Our in-house know-how is an important element of our intellectual property. Almost all of our key software has been developed in-house by our employees. Accordingly, we seek to enter into confidentiality and copyright assignment agreements with our employees and consultants and confidentiality agreements with other third parties, and we rigorously control access to our proprietary technology.

QIWI and QIWI-“KIVI” are registered trademarks in Russia, and we have filed applications for registration of our brand name in over 15 countries. We also hold registrations for the brand name QIWI-“KIVI” as a trademark in the CIS and in other countries as well as under the Madrid Agreement and Protocol. We also hold several software copyright registrations, including for software applications, such as “Maratl”, “Observer”, “Application for POS-terminal Ingenico”, “Application for POS-terminal NURIT”, “Universal Payment Gateway Server”, and “Universal Processing System.” We have obtained copyright registrations for some of our software in Russia and in the United States.

Employees

The following table sets out the average number of employees for the years ended December 31, 2011, 2012 and 2013 by function.

	For the year ended 31 December,
	2011	2012	2013
Qiwi Distribution	680	662	661
Front Office	274	268	273
Back Office	250	239	233
IT Personnel	156	156	155
Qiwi Wallet	223	241	269
Front Office	116	112	115
Back Office	67	78	90
IT Personnel	39	52	64
Other	116	110	105
Total	1,018	1,013	1,035

We intend to conduct an internal reorganization to change our organizational structure from a business unit organizational structure where Qiwi Distribution and Visa Qiwi Wallet are largely managed as separate entities to a functional structure where management will be focused on centralized core operational tasks such as sales, marketing and finance. The reorganization is intended to account for the growing overlap of our businesses, with Qiwi Distribution becoming a significant distribution channel for Qiwi Wallet. Management expects to complete this reorganization in 2014. As a result of this reorganization, certain personnel and positions, in particular with respect to our officers, may change substantially.

We place a high value on technological innovation and compete aggressively for talent. We strive to hire the best software engineers, as well as talented sales, marketing and financial and administrative staff. We seek to create a dynamic, fulfilling work environment, encouraging participation, creativity, the exchange of ideas and teamwork. We believe that our relations with our employees are good.

Regulation

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate payment services anti-money laundering, data protection and information security and advertising services. Qiwi Bank is also subject to numerous laws and regulations governing banking activities in Russia.

Regulation of Payment Services

Visa Qiwi Wallet

The regulation of the payment services industry in Russia is relatively nascent. Laws and regulations specifically governing the industry have recently been enacted but remain virtually untested. A legislative framework is not yet fully developed, and, moreover, is not universal, and various business models that payment services providers such as ourselves pursue are regulated differently.

Our Visa Qiwi Wallet business conducts its operations primarily in the form of cashless transfers with the use of bank cards. For regulatory purposes, when a Visa Qiwi Wallet account is reloaded, the accountholder is issued one or several virtual prepaid cards, depending on the amount of the reload. While the accountholder agrees to the issuance of the cards through accepting a public offer, he or she is not explicitly provided with details of each card. From a consumer’s perspective, the amount of the reload is simply transferred to an account of a digital wallet, whereas legally it becomes stored value of a virtual prepaid card.

A prepaid card is an electronic means of payment allowing its holder to carry out transfers of electronic money within the limits of the funds previously deposited with the issuing credit institution. Amendments to the CBR Regulation No. 266-P “On the Issuance of Bank Cards and Payment Cards Operations” conferring the status of electronic means of payment on prepaid cards were approved by the CBR Directive No. 2862-U, dated August 10, 2012, and came into effect on July 1, 2013. From that date, the legal regime of the prepaid cards is that established for electronic money by the recently enacted Federal Law of the Russian Federation No. 161-FZ “On the National Payment System”, dated June 27, 2011, as amended, or the Payment System Law.

Electronic money is defined under the Payment System Law as prepaid monetary value contributed by the “provider” to the “obligor” of which a record is kept by the obligor without the opening of a bank account, which can be used for the settlement of the provider’s monetary obligations towards third parties, and in respect of which the provider may only issue instructions via electronic means of payment. Electronic money is also treated as a liability of the obligor towards the provider. Electronic means of payment are defined as any methods and instruments which allow drawing up, certifying and transmitting instructions for electronic money transfers and which employ information and telecommunication technologies, electronic data carriers and other technical devices. The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 100,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment. The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000. From August 2014, the remaining electronic money balance threshold for personalized means of payment will be increased to RUB 600,000.

Under the Payment System Law, any electronic payments may only be made through so-called “electronic money operators”, which shall necessarily be credit institutions. Qiwi Bank is an electronic money operator for payments made through Visa Qiwi Wallet. All electronic money operators are required to adopt their own regulations on electronic money transfers and report to the CBR once they commence electronic money transfer operations.

The Payment System Law also establishes a legal framework for mobile payments, which allow to reload the payer’s electronic money balance out of funds deposited as an advance payment with a mobile operator.

The CBR is the agency commissioned with supervision of compliance with the provisions of the Payment System Law. As such, it is entitled to suspend the activities of market participants regulated by the Payment System Law in case of violations and impose administrative liability on the offenders.

Qiwi Distribution

In connection with our Qiwi Distribution business, CJSC QIWI is deemed to be a payment agent in accordance with the Federal Law of the Russian Federation No. 103-FZ “On Collection of Payments from Individuals by the Payment Agents”, dated June 3, 2009, as amended, or the Payment Agents Law. The Payment Agents Law is inapplicable to electronic payments and thus does not regulate our Visa Qiwi Wallet business. The Payment Agents Law defines payment agents as intermediaries that collect payments due from individuals to merchants.

The Payment Agents Law only applies to services providers such as CJSC QIWI that process cash payments without having the status of a credit institution (under Russian law, credit institutions include banks and non-banking credit institutions which are entitled to carry out a limited number of banking operations) and thus are not regulated by banking legislation. Merchants on whose behalf payment agents may accept payments include legal entities and individual entrepreneurs, as well as state and municipal authorities and budget-funded entities that provide fee-based services in furtherance of their functions. The Russian Ministry of Finance has issued a formal clarification stating that personal taxes, duties and related fines may not be paid through payment agents. To ensure compliance with these requirements, payments to tax authorities that we accept through our kiosks and terminals are processed by Qiwi Bank rather than CJSC QIWI, making these operations subject to banking legislation and thus excluded from the scope of the Payment Agents Law. The Payment System Law expressly permits credit institutions to use kiosks and terminals for the purposes of accepting payments from individuals.

The Payment Agents Law requires payment agents to comply with the Anti-Money Laundering Law. A payment agent may only act as such once it registers with the government authority responsible for compliance with the Anti-Money Laundering Law (currently, the Federal Service for Financial Monitoring, or Rosfinmonitoring).

A payment agent acts on the basis of an agency agreement with the merchant. Such agency agreements are governed by the Russian Civil Code, certain provisions of which are described in more detail below. A payment agent may also engage sub-agents (referred to as “payment sub-agents” under the Payment Agents Law) if the agency agreement so provides. Our agents act as payment sub-agents for the purposes of the Payment Agents Law. Payment sub-agents may not accept payments that require identification of the customer pursuant to the Anti-Money Laundering Law. Under the Anti-Money Laundering Law, such customer identification is required for all transactions exceeding RUB 15,000. In compliance with these requirements, the software installed on our kiosks and terminals does not allow accepting sums in excess of this amount per single payment.

The payment agent’s obligation to transmit the funds to the merchant is required to be either insured or secured by means of a pledge, guarantee, or otherwise. The amount of such insurance or security is not statutorily fixed, and there are no other guidelines regarding this requirement.

Acceptance of payments on behalf of certain types of merchants, including credit institutions and foreign entities, is carved out from the scope of the Payment Agents Law. This does not imply that a company which has the status of a payment agent is prohibited from accepting payments on behalf of such merchants. However, activities in this regard are not regulated by the Payment Agents Law, but rather by the universally applicable provisions of the Russian Civil Code pertaining to agency agreements. In particular, the Civil Code contains some basic requirements for agency agreements, including their conditions and their termination and sets out rules pertaining to certain rights of the agent and the principal and allocation of various responsibilities between them. Agency services may not be provided free of charge. The Civil Code permits agency agreements to include exclusivity clauses. Agency agreements may be entered into for fixed or indefinite periods of time. However, if an agency agreement is entered into for an indefinite period of time, it may be terminated unilaterally at the discretion of either counterparty.

The Payment Agents Law provides that payment agents are entitled to levy fees from the merchants’ customers for each transaction processed by them. These fees are not statutorily capped.

Since 1 April 2010, payment agents have been required to use cash registering facilities with a built-in fiscal memory and a reference tape (an electronic devise which allows long-term storage of records of transactions performed through a kiosk), in order to monitor payments received. They are also required to issue receipts for each transaction.

The Payment Agents Law requires both the payment agent and the merchant serviced by it to maintain segregated bank accounts for the purpose of depositing funds received from the customers and from the payment agent, respectively. All funds received by a payment agent need to be deposited into such specialized accounts.

The activities of the payment agents are monitored by the CBR, though its authority in this respect is limited to collection, systematization and analysis of industry data.

Banking Regulation

Our Qiwi Bank is a “credit institution” and is accordingly subject to the following financial services-related laws and regulations:

The Banking Law

Federal Law of the Russian Federation No. 395-1 “On Banks and Banking Activity”, dated December 2, 1990, as amended, or the Banking Law, is the main law regulating the Russian banking sector. Among other things, it defines credit institutions, sets forth the list of banking operations and other transactions that credit institutions may engage in, and establishes the framework for the registration and licensing of credit institutions and the regulation of banking activity by the CBR.

The Banking Law provides for a list of the so-called “banking operations” that cannot be conducted without an appropriate license from the CBR, including, among others, accepting deposits, opening and maintaining bank accounts, performing money transfers from and to bank accounts of the clients, and performing money (including electronic money) transfers without opening a bank account (other than postal transfers), etc. The latter type of banking operations is the only one that our Qiwi Bank pursues as a main line of business, although its licenses also permit it to accept deposits from individuals and legal entities, invest the funds received in the form of deposits, maintain accounts for individuals and legal entities and perform settlements through their bank accounts, perform teller and cash collection services, sell and purchase currency and issue bank guarantees.

Role of the CBR

The CBR operates under the Federal Law of the Russian Federation No. 86-FZ “On the Central Bank of the Russian Federation”, dated July 10, 2002, as amended, or the CBR Law. The CBR is a legal entity and is operationally independent from the Russian government. The CBR has a head office in Moscow and regional branches in the constituent entities of the Russian Federation, as well as local branches.

Pursuant to the CBR Law, the Banking Law and the Federal Law of the Russian Federation No. 173-FZ “On Currency and Currency Regulation”, dated December 10, 2003, as amended, or the Currency Law, the CBR has the authority to issue and implement binding regulations governing banking and currency operations. The CBR’s main functions include determination and implementation of the monetary policy of the Russian Federation in cooperation with the Russian government, regulation and oversight of the banking sector in a quasi-state agency capacity, certain limited banking operations and transactions, issuance of currency and regulation of its circulation, regulation of foreign currency operations in the Russian Federation and foreign currency operations conducted by Russian residents abroad, and domestic government debt service and federal budget administration. The CBR also carries out supervision and monitoring of the national payment system. On September 1, 2013, the CBR was designated as the regulator for the financial and securities markets in Russia.

Capital Requirements

The key measure underlying Russian capital requirements is the amount of the capital base (own funds) of a credit organization, which is defined as the sum of the “main capital” and “additional capital” of the credit organization minus certain obligations as determined by the CBR. According to the CBR Regulation No. 215-P, dated February 10, 2003, as amended, the main capital and the additional capital of a credit organization is defined by way of an exhaustive list of different types of debt and equity that qualify for treatment as main and additional capital, as applicable.

The Banking Law establishes minimum charter capital and capital base for banks. Under the Banking Law, the minimum charter capital for newly-established banks is equivalent to RUB 300 million. The capital base of a credit institution must not be less than RUB 300 million, subject to certain exemptions. If a bank’s capital base becomes less than its charter capital, it must increase its capital base (or, if impossible, reduce its charter capital) accordingly. The CBR Directive No. 1260-U, dated March 24, 2003, as amended, establishes the procedures for such adjustment.

As of December 31, 2013, Qiwi Bank had a charter capital of RUB 295 million and a capital base of approximately RUB 796 million and was in compliance with applicable banking legislation.

Reserve Requirements

Under the CBR Law, the CBR’s board of directors may establish reserve requirements for banks. Reserve requirements must not exceed 20% of the bank’s liabilities and may vary for different types of banks. Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from March 1, 2013, such reserves constitute 4.25% for all types of liabilities.

Russian banks are required to calculate the exact amount of their mandatory reserves in accordance with CBR Regulation No. 342-P dated August 7, 2009, as amended, or the Reserves Regulation. The Reserves Regulation also requires banks to report the calculation of reserves to the CBR and its regional branches promptly after the end of each calendar month, as well as to post additional reserves if necessary.

The Reserves Regulation allows the CBR to fine a bank that fails to comply with reserve requirements and debit the insufficient reserve from its correspondent account with the CBR. The amount of the fine is calculated on the basis of the actual shortage of the reserves. The CBR and its regional branches may also conduct audits to assess a bank’s compliance with the reserve requirements.

As of December 31, 2013, Qiwi Bank’s reserves amounted to 4.25% of its liabilities owed to legal entities that are non-residents and 4.25% of liabilities towards individuals and other liabilities and it was in compliance with applicable banking legislation. Qiwi Bank has never been fined for non-compliance with reserve requirements and none of the audits conducted by the CBR in respect of it has uncovered any material violations. The reserve requirements of the CBR negatively impact Qiwi Bank’s ability to distribute its profit to us in the form of dividends.

As of the date of this annual report, Qiwi Bank remains in compliance with applicable reserves requirements.

Loss Provisions

The CBR regulates the creation of provisions for bank loan and other losses. CBR Regulation No. 254-P “On the Procedure for Making Provisions for Possible Losses on Loans and Similar Indebtedness by Credit Organizations”, dated March 26, 2004, as amended, requires banks to adopt procedures for calculating and posting provisions for loan losses and for possible losses other than loan losses, which may include losses from investments in securities, funds held in correspondent accounts of other banks, contingent liabilities and other transactions. CBR Instruction No. 283-P, dated March 20, 2006, as amended, requires banks to classify such activities into five risk categories and to make provisions in the corresponding amount at their discretion. Banks must report to the CBR the amount of new non-loan provisions within seven days after the end of each reporting month. The CBR and its regional branches monitor banks’ compliance with these rules.

Although Qiwi Bank does not engage in retail or corporate lending as a line of business, it maintains provisions for certain other possible losses, including losses from default by counterparties, impairment of assets and liability increases, and is in compliance with applicable banking legislation.

Prudential Ratios

CBR Instruction No. 139-I “On Banks’ Mandatory Prudential Ratios”, dated December 3, 2012, as amended, establishes mandatory prudential ratios for banks. Key mandatory economic ratios that banks must observe on a daily basis and periodically report to the CBR include capital adequacy ratio, instant liquidity ratio, current liquidity ratio, long-term liquidity ratio, maximum exposure to a single borrower or a group of affiliated borrowers, maximum exposure to major credit risks, maximum amount of loans, bank guarantees and sureties extended by the bank to its participants (shareholders), aggregate amount of exposure to the bank’s insiders, ratio for the use of the bank’s capital base to acquire shares (participation interests) in other legal entities. Failure to comply with the prudential ratios may lead to negative consequences for the bank, including revocation of the banking license.

As of December 31, 2013, Qiwi Bank’s prudential ratios were well in excess of the minimum thresholds imposed by the CBR and it was in compliance with applicable banking legislation.

Reporting Requirements

Under the Banking Law and the CBR Regulation No. 2332-U, dated November 12, 2009, as amended, a substantial amount of routine reporting is performed by credit institutions on a regular and non-regular basis, including disclosure of financial statements, various operational indicators, affiliates and persons who exercise (directly or indirectly) influence over the decisions taken by the management bodies of the bank. According to the CBR Law, the CBR may at any time conduct full or selective audits of any bank’s filings and may inspect all of its books and records.

Under the Banking Law and the CBR Regulation No. 3080-U, dated October 25, 2013, as amended, banking holdings such as ourselves (i.e., groups of legal entities in which a legal entity that is not a credit institution, directly or indirectly, controls decisions of the management bodies of a credit institution within such groups, such as Qiwi Bank) must regularly disclose their consolidated financial statements and provide to CBR certain additional information regarding the business operations and financial condition of the group in order for the CBR to assess their risks.

Regulation of Mergers and Acquisitions of Credit Institutions in Russia

In addition to the general merger control requirements, acquisitions of shares or participation interests in credit institutions are also subject to certain industry-specific regulations. Under the Banking Law and the CBR Law, the purchase or receipt on trust of over 1% of the shares or participation interests in a credit institution by a person (or its group) must be reported to the CBR post-closing, while a pre-closing approval of the CBR is required whenever a person (or group) acquires, directly or indirectly, more than 10%, 25%, 50% or 75% of the voting shares in a credit institution incorporated as a joint stock company (or more than 1/10, 1/3, 1/2 or 2/3 of participation interests in a limited liability company). The requirements for obtaining pre-closing approvals of the CBR are set out in detail in the CBR Instruction “On the Procedure for Obtaining the CBR’s Approval for the Purchase of the Shares (Participation Interests) in a Credit Institution” No. 146-I, dated October 25, 2013, or the 146-I Instruction.

This requirement is also applicable to acquisitions of control over intermediary holding companies with ownership interests in credit institutions. Accordingly, any acquisition of control over our company would need to be pre-approved by the CBR due to our ownership of Qiwi Bank.

The review period is 30 days from the date of the application. The CBR may refuse to grant its consent if the applicant has an unsatisfactory business reputation, is in unsatisfactory financial condition, or has failed to obtain approval of the Federal Antimonopoly Service, or the FAS, or of the governmental commission if required by the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended, or the Strategic Enterprise Law, before filing with the CBR.

Additionally, the Banking Law provides that the Russian government, upon consultation with the CBR, may propose a legislative bill imposing a quota on foreign ownership in the Russian banking industry, covering both Russian branches of international banks and foreign participation in the charter capital of Russian banks. Such quota, if instituted, could prevent foreign investors from obtaining control over our company. However, such quota has not been in existence since 2002 and, to our knowledge, there is currently no intention to reinstate it.

The Anti-Money Laundering Law

The Anti-Money Laundering Law was adopted to comply with the requirements of the Financial Action Task Force, or the FATF, an inter-governmental body developing and promoting policies to combat money laundering and terrorist financing. It covers a broad scope of companies which can be designated as financial services providers, including credit institutions and payment agents. The Anti-Money Laundering Law contains a number of requirements that these companies have to comply with, including, among other things, the development of appropriate internal standards and procedures, client identification, control over client operations and reporting of suspicious activities.

Under the Anti-Money Laundering Law, one of the main obligations of a financial services provider is the “control function”, which involves identification of the clients, gathering information on client operations and reporting of certain operations to Rosfinmonitoring. The Anti-Money Laundering Law requires the performance of verification procedures in the event of any operations in the amount of RUB 600,000 or more (or its equivalent in foreign currencies) where such operations involve:

•	cash transactions;

•	certain transactions where one of the counterparties is resident in a country that does not participate in international efforts to combat money-laundering, or employs a bank account maintained in such country;

•	certain operations in relation to bank accounts or deposits where the beneficiary is not identified;

•	deposits to or debiting the money from the account of legal entities, where such legal entity has been in existence for less than three months or where no operations have been performed with such bank account from the date of its opening; and

•	certain other transactions with moveable property involving, among other things, money transfers by companies which are not credit institutions.

In addition, financial services providers must carry out these procedures in the event of any operation involving an individual or organization that is known to participate in extremist or terrorist activities. If the officers of a financial services provider suspect that an operation is conducted in order to legalize any funds received from illegal activities or to finance terrorist activities, such operations must be reported to Rosfinmonitoring whether or not they qualify as controlled operations. Financial services providers must not inform their clients that transactions are being reported to Rosfinmonitoring.

Financial services providers are generally required to identify their clients. However, certain transactions are exempt from the identification requirements under the Anti-Money Laundering Law, in particular, money transfers by individuals not exceeding RUB 15,000, unless officers of a financial service provider suspect that such operation is carried out to legalize funds received from illegal activities or to finance terrorism. Additionally, the requirements of the Anti-Money Laundering Law only pertain to individual transactions and not series of transactions.

Intellectual Property Regulation

The Civil Code of Russia (Part IV) is the basic law in Russia that governs intellectual property rights, including their protection and enforcement. According to it, the software and technologies that we develop internally generally do not require registration and enjoy legal protection simply by virtue of being created and either publicly disclosed or existent in a certain material form. In addition, we obtain proprietary rights to materials that are subject to copyright protection and that are created for us on the basis of agreements with the authors of such materials. Also, subject to compliance with the requirements of the Civil Code, we are deemed to have acquired any copyrights created by our employees during the course of their employment with us and within the scope of their job functions, and have the exclusive rights to their further use and disposal.

Under Russian law, the registration of copyrighted materials is not required. Software may be registered by a copyright holder, at its discretion, with the Russian Federal Service for Intellectual Property, Patents and Trademarks, or Rospatent, but such registration is not customary. We normally register software that we develop with Rospatent. We also hold copyright registrations for some of our software in the United States.

Only trademarks and patents for inventions, utility models and industrial designs require mandatory registration with the Rospatent. Trademarks registered abroad under the Madrid Agreement Concerning the International Registration of Trademarks, dated April 14, 1891 and/or the Protocol to the Agreement, dated June 27, 1989, have equal legal protection in Russia as locally registered trademarks. Our main brands are registered as trademarks in Russia, the CIS and several other countries where we operate.

Advertising Regulation

The principal Russian law governing advertising, including advertising on the kiosks and terminals, is the Federal Law of the Russian Federation No. 38-FZ “On Advertising,”, dated March 13, 2006, as amended, or the Advertising Law. The Advertising Law provides for a wide array of restrictions, prohibitions and limitations pertaining to contents and methods of advertising.

Set forth below is a non-exhaustive list of types and methods of advertising that are prohibited regardless of the advertised product and the advertising medium:

•	advertising that may induce criminal, violent or cruel behavior;

•	advertising that judges or otherwise humiliates those who do not use the advertised product;

•	use of pornographic or indecent materials in advertising;

•	use of foreign words that may lead to the advertising being misleading;

•	statements that the advertised product has been approved by state and municipal authorities or officials;

•	depiction of smoking and alcohol consumption;

•	advertising of healing properties of a product that is not a registered medicine or medical service; and

•	omission of material facts that leads to advertising being misleading.

The law also prohibits advertisements for certain regulated products and services without appropriate certification, licensing or approval. Advertisements for products such as alcohol, tobacco, pharmaceuticals, baby food, financial instruments or securities and financial services, as well as incentive sweepstakes and advertisements aimed at minors, must comply with specific rules and must in certain cases contain specified disclosure.

Russian advertising laws define and prohibit, among other things, “unfair”, “untrue” and “hidden” advertising (i.e. advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods which may not be produced and distributed under Russian law.

In addition, the distribution of advertisements using telecommunications devices, such as advertisements over short messaging, requires the consent of the recipient of the ad, which we receive through having the customer agree to a public offer before making a transaction through one of our kiosks. The Advertising Law does not specifically regulate advertising through kiosks.

In some cases, violation of the Advertising Law can lead to civil actions or administrative penalties that can be imposed by the FAS.

Privacy and Personal Data Protection Regulation

We are subject to laws and regulations regarding privacy and protection of the user data, including the Federal Law of the Russian Federation No. 152-FZ “On Personal Data”, dated July 27, 2006, as amended, or the Personal Data Law. The Personal Data Law, among other things, requires that an individual must consent to the processing (i.e. any action or combination of actions performed on personal data, including the collection, recording, systematization, accumulation, storage, use, transfer (distributing, providing or authorizing access to), blocking, deleting and destroying) of his/her personal data and must provide this consent before such data is processed. Generally, the Personal Data Law does not require the consent to be in writing but requires it to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained.

However, the consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the subject’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any physiological and biological characteristics of the subject which can help to establish the identity of the subject (such as, for example, biometric personal data); (iii) cross-border transfers to a state that does not provide adequate protection of rights of subjects; and (iv) the reporting or transferring of an employees’ personal data to a third party, etc. The written consent of subjects must meet a number of formal requirements and must be signed by holographic or electronic signature. In other cases, the consent may be in any form that, from an evidential perspective, attests to the fact that it has been obtained.

We obtain consents from our users by asking them to click an icon indicating their consent to us processing their personal data. Failure to comply with legislation on personal data may lead to civil, criminal, disciplinary and administrative liability, and an obligation to terminate or procure the termination of any wrongful processing of personal data.

Antimonopoly Regulation

Federal Law of the Russian Federation No. 135-FZ “On Protection of Competition” dated July 26, 2006, as amended, or the Competition Law, grants to the FAS as the antimonopoly regulator wide powers and authorities to ensure competition in the market, including approval or monitoring of mergers and acquisitions, establishment of rules of conduct for market players that occupy dominant positions, prosecution any wrongful abuse of a dominant position, and the prevention of cartels and other anti-competitive agreements or practices. The regulator may impose significant administrative fines on market players that abuse their dominant position or otherwise restrict competition, and is entitled to challenge contracts, agreements or transactions that are performed in violation of the antimonopoly regulation. We have a substantial market share in the kiosks and terminals and electronic payments markets, but are not recognized by the regulator as occupying a dominant position since these markets are relatively new. However, we understand that the regulator could in the future focus on the markets that we are active in, and could identify dominant players and impose conduct limitations and other requirements on them.

The Competition Law expressly provides for its extraterritorial application to transactions which are made outside of Russia but lead, or may lead, to the restriction of competition in Russia and which relate to assets located on the territory of Russia, to the shares (or participation interests) in Russian companies or rights in relation to such companies, shares in or rights in relation to foreign target companies which had sales to Russia of at least RUB 1 billion for the year preceding the year in which the transaction is consummated.

The Competition Law provides for mandatory pre-approval by the FAS of mergers, acquisitions, company formations and certain other transactions involving companies which meet certain financial thresholds. Certain specific rules and thresholds are provided by the Competition Law in relation to pre-approval by the FAS of acquisitions of financial services providers, which, under the Competition Law, include credit institutions, but do not include payment agents. Different thresholds apply to transactions with other financial entities as targets.

The Competition Law stipulates certain carve-outs from this rule providing for post-transactional notification to the FAS instead of FAS pre-approval. Additionally, it imposes financial thresholds for transactions that, while not subject to a pre-approval, are subject to mandatory post-transactional notification. Intra-group transfers are generally notifiable; however, there are certain exceptions to the Competition Law in this respect.

Under the Competition Law, if an acquirer has acted in violation of the merger control rules and, for example, acquired shares without obtaining the prior approval of the FAS, the transaction may be invalidated by a court order initiated by the FAS, provided that such transaction has led or may lead to the restriction of competition, for example, by means of strengthening of a dominant position in the relevant market.

More generally, Russian legislation provides for civil, administrative and criminal liability for the violation of antimonopoly legislation.

Regulation of Strategic Investments

The Strategic Enterprise Law provides that an acquisition by a foreign investor (or a group of persons including a foreign investor) of direct or indirect control over a company holding encryption license requires prior approval of a specialized governmental commission. The approval process usually takes between three and six months. Qiwi Bank holds encryption licenses, which are necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise”.

Under the Strategic Enterprise Law, a person is deemed to have control over a strategic enterprise if, among other things, such person controls, directly or indirectly, more than 50% of the total number of votes attributable to the voting shares comprising the share capital of such strategic enterprise. Where the purchaser is a foreign state, foreign governmental organization, international organization or entity controlled by a foreign government, or international organization, the threshold for obtaining a preliminary approval is more than 25% of the voting power. In addition, investors that are controlled by a foreign state or a foreign government or international organization are prohibited from owning more than 50% of the voting power of a strategic enterprise. Failure to obtain the required governmental approval prior to an acquisition would render the acquisition null and void.

The Strategic Enterprise Law is not clear on how to interpret “indirect” control over a strategic enterprise and in what circumstances an acquisition of shares in the holding company of a strategic enterprise would represent an “indirect” acquisition of shares in the latter and, consequently, require approval of the specialized governmental commission. Although a view can be taken that an “indirect” acquisition takes place if a foreign investor acquires over 50% of the shares in the holding company of a strategic enterprise or otherwise obtains control over the holding company, there is no assurance that Russian state authorities would not interpret it differently and apply a lower threshold to the acquisition of such holding company.

C.	Organizational Structure

QIWI plc is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are CJSC Qiwi Bank, QIPS LLC, CJSC QIWI. and LLC QIWI Payment Services Provider.

See Exhibit 8.1 for a list of our subsidiaries.

D.	Property, Plants and Equipment.

We currently lease a total of over 8,000 square meters in three locations in Moscow, one of which serves as our headquarters. In Kazakhstan, we lease offices in Astana and several other major cities.

ITEM 4A. Unresolved Staff Comments

Not Applicable.

ITEM 5. Operating and Financial Review and Prospects

You should read the following operating and financial review together with our consolidated financial statements and related notes included elsewhere in this annual report. Certain statements in this section are “forward-looking statements” and are subject to risks and uncertainties, which may cause actual results to differ materially from those expressed or implied by such forward-looking statements. Please see “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for more information.

A.	Operating Results

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We operate in and target markets and customer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments.

We have built a physical network of over 168,000 kiosks and terminals using a proprietary agent model. Under this model, our kiosks and terminals are built with our proprietary specifications and technology by third party manufacturers and then purchased and managed by approximately 8,000 agents responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations. We also distribute our payment services online through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. The payments processed through our network are typically very small with a limit of RUB 15,000 per transaction, and since they are primarily funded with cash, consumers do not have to go through a lengthy registration process to execute most transactions.

We have historically had two principal operating segments: Qiwi Distribution, which primarily generates revenue from our payment services offered through our kiosks and terminals, and Visa Qiwi Wallet, which generates revenue from payments processed through online electronic user accounts and bank prepaid products, including our prepaid card business. On January 1, 2014, we combined these two segments and began operating our business as a single segment. Our primary source of revenue is fees we receive for processing payments made by consumers to merchants, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions that we process, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as merchant fees and to payment processing fees that are paid by our consumers and transmitted to us by our agents (in case of Qiwi Distribution) or paid by our consumers directly to us (in case of Visa Qiwi Wallet) as consumer fees. We typically pass on a portion of the merchants fees to our agents.

In September 2010, we acquired Qiwi Bank, which provides the issuing, acquiring and deposit settlement functions of our group. In addition, at the end of the second quarter of 2012, our board of directors approved a plan to dispose of certain non-core subsidiaries and associates in order to focus on our core payment systems business, which occurred by the end of the third quarter. The assets disposed of include primarily non-CIS international early-stage businesses, a business that manufactured certain parts of our kiosks, and our lottery business. The results of operations of these entities are presented as discontinued operations in our statements of comprehensive income.

Segments

For management purposes, until January 1, 2014, we were organized into three operating segments. In addition to our two principal operating segments — Qiwi Distribution and Visa Qiwi Wallet — we had a segment related to our corporate activities. Our segments were:

•	Qiwi Distribution, which includes revenue and expenses derived from payment and value added services offered through our kiosks and terminals in Russia and internationally;

•	Visa Qiwi Wallet, which includes revenue and expenses derived from payments processed through online electronic user accounts and bank prepayment products, including our prepaid card business, and revenue and expenses derived from Qiwi Bank; and

•	Corporate and other, which includes expenses related to corporate back-office operations, and revenue associated with licensing of software and trademarks and the sales of lotteries through kiosks and terminals. We disposed of our lottery sales business in August 2012.

We intend to conduct an internal reorganization to change our organizational structure from a business unit organizational structure where Qiwi Distribution and Visa Qiwi Wallet are largely managed as separate entities to a functional structure where management will be focused on centralized core operational tasks such as sales, marketing and finance. The reorganization is intended to account for the growing overlap of our businesses, with Qiwi Distribution becoming a significant distribution channel for Visa Qiwi Wallet. Management expects to complete this reorganization in 2014. As a result of this reorganization, certain personnel and positions, in particular with respect to our officers, may change substantially. In addition, in light of the reorganization, beginning in 2014, we combined our operating segments and no longer report Qiwi Distribution and Visa Qiwi Wallet separately. All references herein to our Qiwi Distribution segment and our Visa Qiwi Wallet segment describe each of those segments until January 1, 2014, when we began operating through a single segment.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(in RUB millions)
Segment net revenue–Qiwi Distribution(1)	2,494	2,845	3,182
Segment net revenue–Visa Qiwi Wallet(1)	690	1,241	2,884
Other(1)(2)	70	83	102

Adjusted net revenue(3)	3,254	4,169	6,168

Adjusted EBITDA(3)	1,183	1,851	2,978
Adjusted net profit(3)	721	1,306	2,173

(1)	See note 9 of our annual consolidated financial statements.
(2)	Other includes our corporate and other segment, intercompany eliminations, and timing of expense recognition.
(3)	See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Adjusted net revenue and segment net revenue. Adjusted net revenue is a non-IFRS measure calculated by subtracting cost of revenue from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews net revenue in addition to gross revenue. We add back payroll and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Management reviews adjusted net revenue both on a per segment and consolidated basis.

Adjusted EBITDA. Adjusted EBITDA is defined as profit from operations before loss from discontinued operations, corporate costs allocated to discontinued operations, income tax expense, interest expense, interest income, share of loss of associates, impairment of investment in associates, foreign exchange (loss) gain, net, change in fair value of derivative financial assets, other expenses, other income, gain from disposal of subsidiaries, gain from bargain purchase and depreciation and amortization offering expenses, share-based payment expenses and goodwill impairment charges. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates investors in comparing our financial performance with other payment service providers.

Adjusted net profit. Adjusted net profit is a non-IFRS measure defined as net profit excluding loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains on disposals, share-based payment expenses, offering expenses and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the profitability of the continuing operations of the company.

For a reconciliation of these non-IFRS financial measures, please see “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures.”

Operating Measures

The following table presents our key operative measures in both our Qiwi Distribution and Visa Qiwi Wallet segments for the year ended December 31, 2011, 2012 and 2013.

	Year ended December 31,
	2011	2012	2013
	(in RUB millions, unless otherwise indicated)
Qiwi Distribution
Active kiosks and terminals (units)(1)	170,384	169,102	168,236
Payment volume	408,254	464,806	519,987
Average net revenue yield(2)	0.61%	0.61%	0.61%
Visa Qiwi Wallet
Active Visa Qiwi Wallet accounts (at period end, in millions)(3)	8.1	11.4	15.4
Payment volume	65,409	151,508	255,127
Average volume per Visa Qiwi Wallet account (in rubles)(4)	8,028	13,260	16,565
Average net revenue yield(2)	1.05%	0.82%	1.13%

(1)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(2)	Average net revenue yield is defined as segment net revenue divided by total payment volume per segment.
(3)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(4)	Average volume per Visa Qiwi Wallet account is defined as total payment volumes in our Visa Qiwi Wallet segment divided by the number of active wallets at the end of the relevant reporting period.

Number of active kiosks and terminals in Qiwi Distribution. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2011 to December 31, 2013, we have grown our number of kiosks from 120,000 to 127,000 and decreased the number of terminals from 51,000 to 42,000 which is reflected in our payment volume growth with kiosks being a higher volume generating channel. Our kiosks and terminals can be found next to convenience stores, in train stations, retail stores and airport terminals in all major urban cities as well as many small and rural towns. While we project modest growth in our kiosk and terminal network, we believe that our total payment volume growth in our Qiwi Distribution business will be primarily driven by increased user adoption, the addition of new payment services, the implementation of higher yielding value added services, and higher average payment amounts.

Number of active Visa Qiwi Wallet accounts and average payments per Visa Qiwi Wallet account. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded or reloaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is a measure of our success in penetrating the market and expanding our Visa Qiwi Wallet business. We define average payments per Visa Qiwi Wallet account as total payment volumes divided by the number of active wallets at the end of the relevant reporting period. Between December 31, 2011 and December 31, 2013, average payment volume per wallet and the number of active wallet accounts has doubled. We are focused on growing our Visa Qiwi Wallet business, and we believe we are able to leverage our large, active base of over 70 million consumers who use our kiosks and terminals at least once a month and our brand recognition and presence on social media platforms to drive the adoption and use of the Visa Qiwi Wallet.

Qiwi Wallet was launched as a product in 2007. By 2011, Qiwi Wallet became a separate operating unit with a distinct management team, operating infrastructure and strategy. As a result, management believes financial and operating information for Qiwi Wallet on a stand-alone basis are most relevant from 2011 onwards. In November 2012 our Qiwi Wallet business was rebranded as Visa Qiwi Wallet.

Payment volume. Total volume provides a measure of the overall size and growth of our business, and increasing our payment volumes is essential to growing our profitability. Payment volumes have consistently increased since 2011. Total payment volumes in our Qiwi Distribution segment have grown at a CAGR of 12.9% from 2011 through 2013, with total payment volumes of RUB 520 billion for the year ended 2013. Total payment volumes in our Visa Qiwi Wallet segment have grown at a CAGR of 97.5% from 2011 through 2013, with total payment volumes of RUB 255 billion for the year ended December 31, 2013. The following factors may have a significant impact on the growth of payment volume:

•	Macroeconomic factors

•	Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. These fluctuations can have a significant impact on the volume of payments we process; and

•	Factors concerning methods of payment

•	Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are the principal form of payment in Russia, and, as a result, a majority of our payment volumes are cash-based. According to publicly available information, cash payments are expected to continue to be the principal means of payment in Russia and will sustain demand for use of our kiosks and terminals. As cash payments in Russia grow in absolute terms, we expect payment volumes from our kiosks and terminals to correspondingly increase. If the use of cash as a means of payment declines in Russia, it would negatively impact our financial results.

•	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably and continues to grow. Similarly, we expect the use of alternative payment methods in Russia, such as smartphones to grow considerably as prices per smartphone decline. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the number of potential merchants for which we can offer payment services and in increasing the potential number of users of Visa Qiwi Wallet. We expect payment volumes from online transactions and alternative payment methods to increase significantly in the coming years.

•	Factors concerning our business

•	Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products. We believe that merchant growth will lead to more consumers using our payment systems more frequently.

•	Addition of new payment services. We have added new payment services as a part of our products. For example, consumers with accounts at certain banks may now perform online banking services at our kiosks and terminals.

•	Implementation of value added services. We have increased the advertising services we offer, leveraging our extensive distribution network for our advertising clients. We believe that value added services will result in more consumers using our payment systems.

•	Higher average payment amounts. In addition to adding more merchants, we have added higher value products available for purchase through our network, such as airline tickets. With more choice and high value products, we believe that consumers will increase their payment amount per transaction.

Average net revenue yield. We calculate average net revenue yield by dividing segment net revenue by total payment volume per segment. Average net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. The average net revenue yield in our Qiwi Distribution segment exhibited a generally stable trend from 2011 through 2013. Visa Qiwi Wallet experienced a decline in average net revenue yield of 23 bps 2011 to 2012. In 2013, average net revenue yield in Qiwi Wallet increased by 31 bps in comparison to 2012 primarily as a result of changes to fees to Visa Qiwi Wallet accounts on the balance of unused accounts after a certain period of inactivity and an increase in payment volumes associated with higher revenue generating transactions such as ecommerce. We will seek to increase the average net revenue yield in Qiwi Wallet by leveraging our strong market position with merchants.

•	Negative trends impacting average net revenue yield

•	Between 2011 and 2013, we have experienced a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs, and, in Visa Qiwi Wallet, a decline in consumer fees as a percentage of payment volume.

•	Positive trends impacting average net revenue yield

•	In our Qiwi Distribution segment, the volume of value added services we provide has increased, which has had a positive impact on our net revenue yield. For example, we have successfully used our distribution network to help our partners launch advertising campaigns and sales promotions. In addition, we have also introduced additional fees for cash and settlements services to our agents. We believe that these services will continue to have a positive impact on our profitability in the future.

•	In our Visa Qiwi Wallet segment, the merchants that we serve are typically smaller retailers with less bargaining power. As a result, we are able to charge these merchants higher payment processing fees than the merchants in our Qiwi Distribution segment. Moreover, our business mix in Qiwi Wallet has been gradually shifting towards higher yielding categories of goods and services such as ecommerce and online games further accelerating average net revenue yield growth. We expect that, as our merchant base in Visa Qiwi Wallet continues to grow and diversify, these merchants will have a larger effect on payment volume and, consequently, on average net revenue yield. Moreover, because our Visa Qiwi Wallet segment does not have an agent-based structure like our Qiwi Distribution segment, we have significantly more control over the balance between merchant and consumer fees.

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we derive revenue from advertising, interest revenue from agent’s overdrafts, interest income and other revenue.

Payment processing fees. Payment processing fees constitute the substantial majority of our revenue and comprise fees charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are paid to us by merchants for collecting payments on their behalf, which we refer to as merchant fees, and the fees paid by consumers and transmitted to us by agents, which we refer to as consumer fees. We typically pass on a portion of the merchants fees to our agents (in case of Qiwi Distribution). In certain situations, we may not receive any merchant fees, for example, where a specific merchant is added to our base at the request of an agent who believes that inclusion of such merchant would attract consumers in a particular region or neighborhood. We generally recognize payment processing fees gross at the point when merchants accept payments from the consumer. In Qiwi Distribution, we recognize revenues from consumer fees net of transaction costs, as we receive such fees through our agents, and we do not control the ultimate consumer fees set by our agents.

Advertising revenue. We generate advertising revenue through Qiwi Distribution primarily by displaying advertising on our kiosks and through short message service, or SMS, messaging. We calculate advertising revenue on the basis of the contracts with our advertising customers and advertising agencies, which vary, and recognize revenue once the advertising is displayed or transmitted. Starting from November 2013 certain mobile network operators introduced measures to limit the number of SMS messages delivered to their customers. These measures may substantially increase fees for delivering SMS to our consumers, as well as limit the number of such SMSs delivered. As a consequence, we expect that SMS advertising revenues may be materially negatively affected going forward.

Ancillary revenue. In addition to payment processing fees and advertising revenue, we generate revenue from various other sources including interest revenue on agent’s overdrafts (representing revenue from our Qiwi Distribution segment for interest earned on amounts of credit that we provide to our agents for them to be able to operate within our network), interest revenue (representing revenue from our Visa Qiwi Wallet segment for interest earned on cash deposits with financial institutions, and short- and long-term investments performed as a part of our treasury operations and bank loans provided by Qiwi Bank), revenue from rent of space for terminals (representing revenue from our Qiwi Distribution segment for rent obtained for subleasing retail space for terminals to our agents) and other revenue (representing revenue primarily generated from such operations as cash and settlement services of Qiwi Distribution and Qiwi Bank, promotional campaign fees generated from software licensing for our processing system in countries where we operate through our franchisees), which we refer to in this annual report as ancillary revenue.

Operating Expenses

Costs of revenue (exclusive of depreciation and amortization)

Transaction costs. When payments are made through our network, we incur transaction costs to our agents, which represent the amount of fees we pass through to agents for use of their kiosks and terminals. Additionally, we incur transaction costs when Visa Qiwi Wallet consumers reload their wallets.

Payroll and related taxes. Payroll and related taxes represents salaries and benefits paid to employees, primarily IT and operating services employees, and related taxes, where such payroll and related taxes are associated with payment processing and other revenue-generating activities.

Ancillary expenses. We incur other expenses in addition to transaction costs and payroll and related taxes, including advertising commission (primarily representing commission we pay, through Qiwi Distribution, to SMS operators and our agents for displaying the advertising), cost of rent of space for terminals (representing the rental payments we make, through Qiwi Distribution, to retail shop owners to allow agents to install kiosks on their premises under lease arrangements) and other expenses (including call center expenses), which we refer to in this annual report as ancillary expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of payroll and related taxes for our senior executives, finance, legal and other administrative staff, advertising and related expenses, bank services, rent of premises and related utility expenses, office maintenance expenses, telecommunication and internet expenses, bad debt expense, traveling expenses, offering expenses, taxes other than income taxes and professional fees.

Depreciation and amortization

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives. Intangible assets are amortized on a straight-line basis over their useful economic lives, unless the useful life is indefinite. We do not amortize intangible assets with indefinite useful lives, but we test these assets for impairment annually, either individually or at the cash-generating unit level.

Other Income and Expense Items

Gain on bargain purchase

A gain on bargain purchase is recognized in a business combination or acquisition of associates in the event the total fair value of the identifiable net assets acquired on the date of acquisition exceeds the fair value of the consideration transferred. We recognized a gain on bargain purchase upon our purchase of Instant Payments LLP in 2011. No gain on bargain purchase was recognized in 2012 and 2013.

Impairment of investment in associates

Impairment of investment in associates is recognized where we determine that the investment made in an associate is not fully recoverable. For the year ended December 31, 2013, we recognized an impairment of investment in associates in Dengionline Ltd. due to a significant deterioration in its operating performance.

Gain/(loss) from disposal of subsidiaries

We recognize a gain/(loss) from disposal of subsidiaries in the event that the consideration we receive for the sale or disposal of a subsidiary exceeds the total carrying value of the subsidiary sold. The gain recognized in 2011 was due to disposal of our subsidiaries in Tajikistan and Uzbekistan, and the loss recognized in 2012 was due to disposal of Instant Payments LLP (Kazakhstan), OOO Management Company QIWI (Russia), Master Loto Ltd and its subsidiaries. No gain or loss from disposal of subsidiaries was recognized in 2013.

Change in fair value of derivative financial assets

We classify certain of our derivative assets at fair value through profit or loss, in accordance with IAS 39. This classification applies primarily to certain options over shares of subsidiaries and associates we hold. We state our financial assets at fair value through profit or loss.

Other income

Other income in 2011 and 2012 included gain on interest on loans issued to agents at a higher-than-market interest rate, income from penalties charged to agents for violation of our payment system terms and conditions, and other items not directly related to operations.

Other expenses

Other expenses in 2011 principally included losses resulting from the discount on a low-interest loan issued to Blestgroup Enterprises Ltd (Cyprus) to facilitate our rent of terminal spaces operations, and share of profit for the period attributable to non-controlling interest and accounted for as a liability, which relates to the profit and loss of subsidiaries in which we hold an interest. In 2012 the main item of other expenses was the share attributable to non-controlling interest accounted for as liability. By 2013 all the subsidiaries having such non-controlling interest had been disposed of and the major item of other expenses is tax penalties.

Foreign exchange gain/(loss), net

Foreign exchange gain/(loss) is comprised of net results from the re-measurement of monetary assets and liabilities denominated in a foreign currency using the exchange rates valid at the reporting period end or upon the realization of related assets and liabilities. As of December 31, 2011, 2012 and 2013, our net monetary assets denominated in foreign currencies were not significant.

Share of loss of associates

We account for our interest in associates under the equity method. An associate is generally an entity under which we have significant influence. We carry our investment in associates at cost less any impairment and recognize any changes in our share of the net assets of the associate through profit or loss, except for changes in equity that do not result from operations.

Interest income

Interest income represents primarily interest on non-banking loans issued to related parties.

Interest expense

Interest expense primarily represents interest expense accrued by our international subsidiaries on loans received from their non-controlling shareholders. In 2013 the Group also recognized interest expenses on bank guarantees.

Income tax expense

Income tax expense represents current and deferred income taxes with respect to our earning in countries in which we operate. Deferred tax also includes taxes on earnings of our foreign subsidiaries that have not been remitted to us to the extent applicable and will be taxed in Cyprus once remitted.

Critical accounting policies and significant estimates

We prepare our consolidated financial statements in accordance with IFRS, which require us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses, and related disclosure of contingent assets and liabilities. The most significant estimates relate to the recognition of revenue, assessment of the useful life of property and equipment, assessment of the useful life of intangible assets, determination of the fair values of assets and liabilities acquired in business combinations, impairment of goodwill and intangible assets with indefinite lives, allowance for deferred tax assets, and impairment of loans and receivables. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

An accounting policy is considered to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. We believe that the following critical accounting policies are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue recognition

We exercise significant judgment in reaching a conclusion about our accounting policy for gross versus net reporting of payment processing fees and related transaction costs.

A merchant fee, when it is charged, is recorded gross of related costs, because we (i) are the primary obligor as we undertake to transfer the customer payment to the merchant using our payment processing system; (ii) we negotiate and ultimately set the commission rate receivable from a merchant; and (iii) we bear credit risk in most of the cases, unless the payment is made from a deposit made with our group.

A consumer fee, when it is charged on payments made by consumers through kiosks and terminals, is reported net of any fees payable to or retained by agents. This is because, although we are the primary obligor, we do not have any discretion over the ultimate commission set by the agent as a kiosk or terminal owner to the customer, we do not have readily available information about the gross commission, and we are only exposed to the net amount of commission payable to us by the agent.

A consumer fee collected through mobile operators and other payment methods is reported gross of related transaction costs. Such payments are made by consumers through our website or an application using a unique user login and password, and are called electronic payments. In contrast with the consumer fee collected through kiosks and terminals, we, being a primary obligor in electronic payment transactions, also set the consumer fee, although credit risk for these transactions is limited. Thus, we have concluded that our ability to control the consumer fee for electronic payments is a key differentiator from the customer fees on payments collected through our kiosks and terminals.

Starting from August 2012, the Group charges a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of RUB 109,000 and RUB 462,000 for the years ended December 31, 2012 and 2013 are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and provided at their discretion.

Useful life of property and equipment

We assess the remaining useful lives of items of property and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of property and equipment and on depreciation recognized in profit or loss.

Useful life of intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is the fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and assessed for impairment whenever there is an indication that the intangible asset may be impaired. We assess the remaining useful lives of intangible assets at each reporting date, unless the useful life is indefinite. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”. These estimates may have a material impact on the amount of the carrying values of intangible assets and on the amount of amortization expenses recognized in profit or loss.

Fair values of assets and liabilities acquired in business combinations

We recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. When the amounts of fair values are significant, we hire third party appraisers to assist in determining the related fair values.

Impairment of goodwill and indefinite-lived intangible assets

In order to determine whether the goodwill and indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and indefinite-lived intangible assets are allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the cash-generating unit, or CGU, and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty.

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amounts of deferred tax assets were RUB 183 million as of December 31, 2013, RUB 102 million as of December 31, 2012, and 98 million as of December 31, 2011 net of allowances of RUB 19 million as of December 31, 2013 and RUB 7 million as of December 31, 2012 and RUB 57 million as of December 31, 2011 to reduce the amount of deferred tax assets to the recoverable amounts.

The allowance relates to deferred tax assets which were not recorded because we do not expect to realize certain of our tax loss carry forwards in the foreseeable future due to the history of losses.

Impairment of loans and receivables

Our management maintains a reserve for impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, our management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of December 31, 2013, the impairment of loans and receivables was recorded amounting to RUB 612 million, RUB 385 million as of December 31, 2012, and RUB 258 million as of December 31, 2011.

Share-based payment expense

For the purposes of determining our share-based compensation expense, we estimated the fair value of share options that are expected to vest using the Black-Scholes-Merton (BSM) option pricing model and recognize the share-based payment expense ratably over the requisite service period applicable to each option vesting tranche. We used the following assumptions in our option-pricing model when valuing share-based awards:

	Granted on
	December 21, 2012	November 15, 2013	November 16, 2013	December 4, 2013
Exercise price (U.S.$)	13.6452	41.2380	41.3990	46.573
Expected life of the options (years)	5.0-6.5	2.0-3.0	2.0-3.0	2.0-3.0
Expected annual price volatility	28-30%	30-32%	30-32%	29-32%
Risk-free interest rate	0.75-1.09%	0.34-0.63%	0.34-0.63%	0.30-0.61%
Expected dividend yield	0%	2.83%	2.83%	2.83%
Estimated fair value of the underlying share on the grant date (U.S.$)	15.84	43.32	43.32	45.37
Grant-date fair value of the options (U.S.$)	5.34-5.73	7.09-8.32	7.02-8.27	5.86-7.57

The expected life of the option represents the period during which our option awards are expected to be outstanding. The expected life of each option tranche was based on the simplified method outlined in Staff Accounting Bulletin No. 107, Share-Based Compensation, because, prior to our initial public offering, we were a privately held company and our share-based compensation plan is relatively new. Accordingly, we do not have sufficient experience or history to be able to determine the expected life over which our option awards will be held before exercise. This method is also in line with the requirements of IFRS 2 Share-Based Payment.

With respect to price volatility, because, prior to our initial public offering, we operated as a private company with no active market for our shares or option awards, and currently we still do not have sufficient history of our share price performance, it is not possible to use actual price volatility data. Therefore, we estimated the volatility of our shares based on the historical volatility of peer group companies over a period which approximates our expected life of option awards. Using an expected volatility based on the average historical volatility of other entities may result in variability when compared to actual historical volatility once we have sufficient historical data about the market price for our shares.

We based the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on the US treasury bills with a remaining term approximating the expected life of the option award being valued.

At the time of the grant date of the options on December 21, 2012, we expected that we would not pay cash dividends after the closing of the initial public offering. In light of that expectation, we used an expected dividend yield of zero in our option pricing model for option awards granted in the year ended December 31, 2012. In April 2013, our board of directors subsequently reconsidered this determination, and we currently expect that we will pay dividends from time to time in the future. Any determination regarding the amount of future dividends will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our strategic plans and growth initiatives, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors.

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. IFRS requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We have no past history of forfeitures, but the retention rate amongst our key employees and management was historically high. Therefore, our forfeiture rate is expected to be insignificant. As a result, we have applied an estimated forfeiture rate of zero in 2012 and actual year-to-date rate of forfeitures in 2013. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be different than what has been recorded.

Because, prior to our initial public offering, there had been no public market for our shares, with the assistance of an independent valuation firm, we determined the fair value of our shares on the basis of valuations of our company arrived at by employing the “income approach” and the “market approach” valuation methodologies. Since May 2013, QIWI plc is a public company and the fair value of its shares is defined by reference to closing market price of its traded shares.

Under the income approach, we relied on the discounted cash flows (DCF) method. The DCF method involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and costs. Key assumptions associated with the income approach include projected revenue, profit and cash flows which reflect management’s best estimates of our future operations at the time; a terminal value, which attributes value to cash flows for the years beyond the projection period; and a discount rate, which reflects then expected market rates of interest rates and risks associated with the business.

Under the market approach, we relied on the guideline publicly traded company method as well as the prior transaction method, if such transactions were available. The guideline publicly traded company method provides an indication of our value by comparing the enterprise value to earnings and revenue multiples of similar publicly traded companies in our industry. In applying the prior transaction method, we would consider the most recent transaction in our company’s shares.

To estimate the fair value of our shares for the December 2012 grants, the income approach, using the DCF method, and the market approach were employed. In the DCF method, a post-tax discount rate of 12.5% was used. A discount for lack of marketability of 8.21% was also applied. DCF was used as the primary method and the guideline publicly traded company approach was used to determine if the DCF valuation was in the range of reasonable values for December 2012 option awards.

The prior transaction method was not used for the December 2012 valuation study because it was determined that duration of time and respective changes in market conditions since the most recent arm’s length transaction with our shares that closed in December 2010 rendered this transaction a less reliable indicator of the value of our company. However, the prior transaction method provided an indirect evidence of the fair value of our shares. In particular, the publicly disclosed value of the transaction between our shareholders in December 2010 was U.S.$24.1 million for 3.74% of our shares, representing approximately U.S.$12.40 per share. The growth of the estimated share price from U.S.$12.40 per share in December 2010 to U.S.$15.84 on December 2012, as implied by the DCF method and market approach, or 27%, was linked to a number of factors, including improving performance in 2011 and 2012 and improved liquidity prospects due to the planned initial public offering.

The DCF method used to estimate the fair value of our shares is highly sensitive to growth rates, with the principal drivers being the level of internet traffic, our market share, and the size of the online advertising market generally. Additionally, the guideline public company method is highly sensitive to the choice of guideline companies and changes in market multiples of those guideline companies, as well as our company’s relative performance in comparison with the selected peers.

On December 21, 2012, our board of directors approved the grant of option awards to purchase an aggregate of 2,216,778 shares at an exercise price of U.S.$13.6452 per share. We recognized RUB 66 million in share-based payment expenses in 2012, based on a fair value on the grant date ranging from U.S.$5.34 to U.S.$5.73 per option granted.

Internal Control Over Financial Reporting

Prior to our initial public offering in May 2013, we were a private company with limited accounting personnel and other resources focused on our internal control over financial reporting. In connection with their audit of our consolidated financial statements for the year ended December 31, 2011 our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. The material weakness related to, primarily, the number of dedicated IFRS-qualified personnel and controls over accounting for non-routine transactions and complex estimates.

This material weakness was considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our annual consolidated financial statements, and did not affect the report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

To address the material weakness that our independent registered accountants identified, we developed and implemented a plan that included implementing greater controls over communication, approval and accounting for non-routine transactions and complex estimates, as well as additional management review controls. We also hired an external consultant to advise us on introducing changes to our internal control over financial reporting and to participate in management review of the financial statements and related supporting financial information. In the future, we plan to recruit additional qualified personnel or an external consultant with relevant experience in IFRS accounting, reporting and auditing. As a result of these various measures, we expect the accounting and finance personnel costs to increase significantly.

As a result of our efforts we remediated the related material weakness as of December 31, 2012. However, in connection with the audit of our consolidated financial statements for the year ended December 31, 2012 and 2013, our independent registered public accounting firm identified a significant deficiency in each case with respect to our financial statement closing process. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting.

Designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to devote significant resources to maintain a financial reporting system that adequately satisfies our reporting obligations. The remedial measures that we intend to take may not fully address the significant deficiency that we and our independent registered accounting firm have identified, and other material weaknesses or significant deficiencies in our internal control over financial reporting may be identified in the future. See “Risk Factors—Risk Related to our Business and Industry—Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future.”

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013:

	Years ended December 31,
	2011	2012	2013
	(in RUB millions)
Revenue	8,158	8,911	11,666
Cost of revenue (exclusive of depreciation and amortization)	(5,573)	(5,454)	(6,396)
Selling, general and administrative expenses	(1,543)	(1,838)	(2,608)
Depreciation and amortization	(141)	(129)	(113)
Impairment of intangible assets	—	(4)	—
Goodwill impairment	—	—	(5)

Profit from operations	901	1,486	2,544

Gain on bargain purchase	15	—	—
Gain (loss) from disposal of subsidiaries	7	(1)	—
Other income	10	17	21
Other expenses	(73)	(29)	(20)
Foreign exchange loss, net	(12)	(21)	8
Share of loss of associates	(23)	(13)	(79)
Impairment of investment in associates	—	—	(22)
Interest income	6	26	22
Interest expense	(4)	(9)	(29)

Profit before tax from continuing operations	827	1,456	2,445

Income tax expense	(241)	(408)	(610)

Net profit from continuing operations	586	1,048	1,835

Gain (loss) from discontinued operations	(156)	(240)	—

Net profit	430	808	1,835

Attributable to:
Equity holders of the parent	520	910	1,873
Non-controlling interests	(90)	(102)	(38)

Set out below are our consolidated statements of operations data for the years ended December 31, 2011, 2012 and 2013 as a percentage of total revenue:

	Years ended December 31,
	2011	2012	2013
	(as a percentage of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue (exclusive of depreciation and amortization)	(68.3)	(61.2)	(54.8)
Selling, general and administrative expenses	(18.9)	(20.7)	(22.4)
Depreciation and amortization	(1.7)	(1.4)	(1.0)
Impairment of intangible assets	—	—	—
Goodwill impairment	—	—	—
Profit from operations	11.1	16.7	21.8
Gain on bargain purchase	0.2	—	—
Gain (loss) from disposal of subsidiaries	0.1	(0.1)	—
Other income	—	0.2	0.2
Other expenses	(0.9)	(0.3)	(0.2)
Foreign exchange (loss) gain, net	(0.1)	(0.3)	0.1
Share of loss of an associates	(0.3)	(0.1)	(0.7)
Impairment of investment in associates	—	—	(0.2)
Interest income	—	0.3	0.2
Interest expense	—	(0.1)	(0.2)
Profit before tax from continuing operations	10.1	16.3	21.0
Income tax expense	(2.9)	(4.5)	(5.2)
Net profit from continuing operations	7.2	11.8	15.8
Gain (Loss) from discontinued operations	(1.9)	(2.7)	—
Net profit	5.3	9.1	15.8
Attributable to:
Equity holders of the parent	6.4	10.2	16.1
Non-controlling interests	(1.1)	(1.1)	(0.3)

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenue

Set out below are our revenues, by source, for the year December 31, 2012 and 2013, and as a percentage of total revenue:

	Year ended December 31,
	2012	2012	2013	2013
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	8,911	100.0	11,666	100.0
Payment processing fees	7,624	85.6	9,934	85.2
Revenue from advertising	454	5.1	507	4.3
Ancillary revenue	833	9.3	1,225	10.5

Revenue for the year ended December 31, 2013 was RUB 11,666 million, an increase of 31%, or RUB 2,755 million, compared to the same period in 2012. This increase was primarily due to an increase in payment processing fees, in particular for payments made through Visa Qiwi Wallet. Payment processing fees for the year ended December 31, 2013 were RUB 9,934 million, an increase of 30%, or RUB 2,310 million, compared to the same period in 2012. The increase in payment processing fees resulted primarily from an increase in payment volumes in Visa Qiwi Wallet by 68%, from RUB 152 billion to RUB 255 billion, and from the reintroduction of fees charged for inactive wallets (as discussed in more details in “—Adjusted net revenue and segment net revenue”).

The number of active Visa Qiwi Wallet consumers increased to 15.4 million as of December 31, 2013 from 11.4 million as of December 31, 2012. Average payment volume per Visa Qiwi Wallet account increased by 25%, to RUB 16,565 in the year ended December 31, 2013 from RUB 13,260 in 2012. In Qiwi Distribution, payment volume increased by 12%, to RUB 520 billion in the year ended December 31, 2013, from RUB 465 billion in 2012, primarily driven by an increase in Visa Qiwi Wallet users reloading their wallets through the Qiwi Distribution network. The size of our Qiwi Distribution network remained largely unchanged, with 168,236 active kiosks and terminals as of December 31, 2013 compared to 169,102 as of December 31, 2012.

Advertising revenue for the year ended December 31, 2013 was RUB 507 million, an increase of 12%, or RUB 53 million, compared to the same period in 2012. This increase primarily resulted from a significant increase in volume as a result of an increase in the number of customers to whom we offered SMS advertising services in 2013. In the fourth quarter of 2013, advertising revenue decreased by approximately 26% (RUB 38 million) compared to the same period in 2012 primarily due to the outflow of banks that used our advertising platform due to the structural change in the retail banking segment. In addition, certain mobile carriers substantially increased the fees for delivering SMS to our clients.

Ancillary revenue for the year ended December 31, 2013 was RUB 1,225 million, an increase of 47%, or RUB 392 million, compared to the same period in 2012, primarily due to an increase in interest revenue as a result of a greater amount invested in debt instruments and increased cash deposits in interest-bearing accounts as well as increased revenue from cash and settlement services, due to the introduction of additional fees charged for deposits of our agents.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2012 and 2013, and as a percentage of total revenue:

	Year ended December 31,
	2012	2012	2013	2013
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(5,454)	(61.2)	(6,396)	(54.8)
Transaction costs	(4,420)	(49.6)	(5,065)	(43.4)
Payroll and related taxes	(712)	(8.0)	(898)	(7.7)
Ancillary expenses	(322)	(3.6)	(433)	(3.7)
Selling, general and administrative expenses	(1,839)	(20.6)	(2,608)	(22.4)
Depreciation and amortization	(129)	(1.4)	(113)	(1.0)
Impairment of Intangible Assets	(4)	—	(5)	—

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2013 was RUB 6,396 million, an increase of 17%, or RUB 942 million, compared to the same period in 2012. Transaction costs increased by 15%, or RUB 645 million, in the year ended December 31, 2013, compared to the same period in 2012, from RUB 4,420 million to RUB 5,065 million. We attribute this increase in transaction costs primarily to an increase in total payment volume.

Payroll and related taxes for the year ended December 31, 2013 were RUB 898 million, an increase of 26%, or RUB 186 million, compared to the same period in 2012, primarily due to an increase in salaries and severance payments, and to a lesser extent, bonus and share-based payment expenses.

Ancillary expenses for the year ended December 31, 2013 were RUB 433 million, an increase of 35%, or RUB 111 million, compared to the same period in 2012. An increase mainly results from a loss on a security breach in December 2013 as described in more detail in “Risk Factors — Unauthorized disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to liability, protracted and costly litigation and damage our reputation”.

Adjusted net revenue and segment net revenue

Adjusted net revenue for the year ended December 31, 2013 was RUB 6,168 million, an increase of 48%, or RUB 1,999 million, compared to the same period in 2012. The increase in adjusted net revenue was primarily due to an increase in payment volume and growth of net revenue yield, particularly with respect to Visa Qiwi Wallet.

Segment net revenue for Qiwi Distribution for the year ended December 31, 2013 was RUB 3,182 million, an increase of 12%, or RUB 337 million, compared to the same period in 2012. The increase in segment net revenue was driven by an increase in volume for Qiwi Distribution. Average net revenue yield for Qiwi Distribution was stable at 0.61% for the year ended December 31, 2013.

Segment net revenue for Visa Qiwi Wallet for the year ended December 31, 2013 was RUB 2,884 million, an increase of 132%, or RUB 1,643 million, compared to the same period in 2012. The increase in segment net revenue was driven by an increase in net revenue yield and in volume. Average net revenue yield increased by 31 bps, from 0.82% for the year ended December 31, 2012 to 1.13% for the year ended December 31, 2013. The increase in average net revenue yield in Visa Qiwi Wallet resulted primarily from changes to fees charged on the balance of unused accounts after a certain period of inactivity, which amounted to RUB 549 million and contributed 0.22% to the Visa QIWI Wallet net revenue yield for the year ended December 31, 2013, and an increase in payment volumes associated with higher revenue generating transactions such as ecommerce. Visa QIWI Wallet net revenue yield excluding revenue from charges for inactive accounts was 0.92% in the year ended December 31, 2013, representing an increase of 17 bps compared to 0.75% in the year ended December 31, 2012, primarily as a result of an increase of merchant fees as a percentage of volume due to shifting of revenue mix towards higher yielding segments like ecommerce. We expect that the revenue derived from charges for inactive accounts will not affect Visa QIWI Wallet net revenue yield to such a significant extent going forward, and Visa QIWI Wallet net revenue yield will likely decline accordingly.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2013 were RUB 2,608 million, an increase of 42%, or RUB 770 million, from the same period in 2012. This increase was primarily due to an increase in payroll and related taxes by 30%, or RUB 313 million, from RUB 1,030 million in 2012 to RUB 1,343 million in 2013, resulting from share-based payment expenses of RUB 188 million in 2013, compared to RUB 58 million in 2012; an increase in bad debt expense from RUB 202 million in 2012 to RUB 267 million in 2013, resulting from additional allowances for certain of our agents; rise in advertising and related expenses from RUB 40 million in 2012to RUB 172 million in 2013 due to significant marketing activities undertaken at the end of 2013; an increase in rent of premises and related utility expenses from RUB 136 million in 2012 to RUB 215 million in 2013, resulting from our move to a new office building; an increase of office maintenance expenses from RUB 118 million in 2012 to RUB 186 million in 2013 due to write-off of inventory and fixed assets connected from transfer to a new office and an increase in expensed VAT from RUB 54 million in 2012 to RUB 117 million resulting from increased intercompany transactions for which VAT cannot be offset.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2013 was RUB 113 million, a decrease of 12%, or RUB 16 million, compared to the same period in 2012. This decrease resulted primarily from the full depreciation of certain fixed assets.

Other non-operating gains and losses

Impairment of investment in associates

Impairment of investment in associates for the year ended December 31, 2013 was RUB 22 million compared to nil in the year ended December 31, 2012, resulting from an impairment on our holdings in Dengionline, Ltd., whose operating performance significantly deteriorated in 2013. We disposed of our interest in Dengionline, Ltd. for a nominal consideration in 2013.

Other income

Other income for the year ended December 31, 2013 was RUB 21 million, an increase of 24%, or RUB 4 million, compared to the same period in 2012.

Other expenses

Other expenses for the year ended December 31, 2013 were RUB 20 million, a decrease of 31%, or RUB 9 million, compared to the same period in 2012. This decrease was primarily due to the incurrence of expenses in 2012 in share of loss for the period attributable to non-controlling interests in our subsidiary, Instant Payment LP. No such expenses were incurred in 2013. This decrease was partially offset by an increase in other expenses of RUB 9 million and the incurrence of tax penalties of RUB 7 million in 2013.

Share of loss of associates

Share of loss of associates for the year ended December 31, 2013 was RUB 79 million, an increase of RUB 66 million compared to the same period in 2012. This decrease was due to losses in Dengionline, Ltd., mainly as a result of significant bad debts.

Interest income

Interest income for the year ended December 31, 2013 was RUB 22 million, a decrease of 15%, or RUB 4 million, compared to the same period in 2012. This decrease was due to a decrease in interest income earned on a loan provided to associates.

Interest expense

Interest expense for the year ended December 31, 2013 was RUB 29 million, an increase of 222%, or RUB 20 million, compared to the same period in 2012. This increase was due to an increase in interest payments on loan and bank guarantees.

Income tax

Income tax for the year ended December 31, 2013 was RUB 610 million, an increase of 50%, or RUB 202 million, compared to the same period in 2012, primarily due to the increase in pre-tax income. Our effective tax rate remained relatively constant, decreasing by approximately 2.7 percentage points.

Gain / (loss) from discontinued operations

There was no loss from discontinued operations for the year ended December 31, 2013, compared to a loss of RUB 240 million in the same period in 2012. The loss from discontinued operations in 2012 resulted from certain of our international operations being discontinued during that period. In addition, in 2012, we recognized impairment charges and loss on revaluation of held for sale assets to fair value upon their disposal in the amount of RUB 167 million in relation to the discontinuation of operations in the Ukraine, certain early stage international businesses and the Diomachin group, which manufactured parts for our kiosks. This was partially offset by the actual disposal of discontinued operations in 2012 resulting in gain of RUB 46 million.

Non-controlling interests

Net loss attributable to non-controlling interests for the year ended December 31, 2013 was RUB 38 million, a decrease of 63%, or RUB 64 million, compared to the same period in 2012, primarily as a result of the discontinuation of certain of our international operations in the second half of 2012, resulting in a decrease in non-controlling interests in 2013.

Year ended December 31, 2012 compared to year ended December 31, 2011

Revenue

Set out below are our revenues, by source, for the years ended December 31, 2011 and 2012, and as a percentage of total revenue:

	Year ended December 31,
	2011	2011	2012	2012
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	8,158	100.0	8,911	100.0
Payment processing fees	7,121	87.3	7,624	85.6
Revenue from advertising	262	3.2	454	5.1
Ancillary revenue	775	9.5	833	9.3

Revenue for the year ended December 31, 2012 was RUB 8,911 million, an increase of 9%, or RUB 753 million, compared to the same period in 2011. This increase was primarily due to an increase in payment processing fees, in particular for payments made through Visa Qiwi Wallet. Payment processing fees for the year ended December 31, 2012 were RUB 7,624 million, an increase of 7%, or RUB 503 million, compared to the same period in 2011. The increase in payment processing fees resulted from an increase in payment volumes in Qiwi Wallet by 132%, from RUB 65 billion to RUB 152 billion.

The number of active Visa Qiwi Wallet consumers increased from 8.1 million in the year ended December 31, 2011 to 11.4 million for the year ended December 31, 2012. Average annual payment volume per Visa Qiwi Wallet account increased from RUB 8,028 to RUB 13,260. In Qiwi Distribution, payment volume increased by 14%, from RUB 408 billion to RUB 465 billion, primarily driven by an increase in Visa Qiwi Wallet users reloading their wallets as well as an increase in loan repayments through our kiosks and terminals. The size of our Qiwi Distribution network remained largely unchanged, with 169,102 active kiosks and terminals as of December 31, 2012, compared to 170,384 as of December 31, 2011.

Advertising revenue for the year ended December 31, 2012 was RUB 454 million, an increase of 73%, or RUB 192 million, compared to the same period in 2011. This increase primarily resulted from a significant increase in the number of customers to whom we offered SMS advertising services in 2012.

Ancillary revenue for the year ended December 31, 2012 was RUB 833 million, an increase of 7%, or RUB 58 million, compared to the same period in 2011, primarily due to an increase in interest revenue by 71%, or RUB 97 million, as a result of a greater amount invested in debt instruments and increased cash deposits in interest-bearing accounts as well as increased revenue from cash and settlement services, due to the introduction of additional fees charged for deposits of our agents. These increases were partially offset by a decline in revenue from rent of space for kiosks by 67%, or RUB 180 million, due to the transfer of a significant portion of this business to our associate.

Operating expenses

Set out below are the primary components of our operating expenses for the years ended December 31, 2011 and 2012, and as a percentage of total revenue:

	Year ended December 31,
	2011	2011	2012	2012
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(5,573)	(68.3)	(5,454)	(61.2)
Transaction costs	(4,447)	(54.5)	(4,420)	(49.6)
Payroll and related taxes	(669)	(8.2)	(712)	(8.0)
Ancillary expenses	(457)	(5.6)	(322)	(3.6)
Selling, general and administrative expenses	(1,543)	(18.9)	(1,839)	(20.6)
Depreciation and amortization	(141)	(1.7)	(129)	(1.4)
Impairment of Intangible Assets	—	—	(4)	—

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2012 was RUB 5,454 million, a decrease of 2%, or RUB 119 million, compared to the same period in 2011. Transaction costs decreased by 1%, or RUB 27 million, in the year ended December 31, 2012, compared to the same period in 2011, from RUB 4,447 million to RUB 4,420 million. We attribute this decrease in transaction costs primarily to a decrease in merchant fees from MNO, which resulted in lower commission fees payable to agents by Qiwi Distribution in 2012. The decrease in transaction costs was partially offset by an increase in total payment volume.

Payroll and related taxes for the year ended December 31, 2012 were RUB 712 million, an increase of 6%, or RUB 43 million, compared to the same period in 2011, primarily due to higher statutory tax rates in Russia and an increase in salaries in line with inflation in Russia over this period.

Ancillary expenses for the year ended December 31, 2012 were RUB 322 million, a decrease of 30%, or RUB 135 million compared to the same period in 2011. The decrease in ancillary expenses primarily resulted from a decrease in the cost of rent of space for kiosks from RUB 238 million to RUB 95 million, due to the transfer of a significant portion of this business to our associate.

Adjusted net revenue and segment net revenue

Adjusted net revenue for the year ended December 31, 2012 was RUB 4,169 million, an increase of 28%, or RUB 915 million, compared to the same period in 2011. The increase in adjusted net revenue is primarily due to a 19% increase in net payment volume, particularly with respect to Visa Qiwi Wallet.

Segment net revenue for Qiwi Distribution for the year ended December 31, 2012 was RUB 2,845 million an increase of 14.1%, or RUB 351 million, compared to the same period in 2011. The increase in segment net revenue was driven by an increase in volume for Qiwi Distribution, while average net revenue yield for Qiwi Distribution remained unchanged at 0.61% for the year ended December 31, 2012, as the increase in net revenue from consumer fees as a percentage of volume of 5 bps and net revenue from value added services as a percentage of volume of 6 bps was offset by a decline in net revenue from merchant fees as a percentage of volume of 11 bps.

Segment net revenue for Visa Qiwi Wallet for the year ended December 31, 2012 was RUB 1,241 million, an increase of 79.9%, or RUB 551 million, compared to the same period in 2011. The increase in segment net revenue was driven by an increase in volume, partially offset by a decrease of 23 bps in average net revenue yield for Visa Qiwi Wallet, from 1.05% for the year ended December 31, 2011 to 0.82% for the year ended December 31, 2012. The decrease in average net revenue yield in Visa Qiwi Wallet resulted primarily from a decline in revenue from consumer fees as a percentage of payment volume partially offset by a decline in direct cost associated with Visa Qiwi Wallet as a percentage of payment volume. Revenue from consumer fees as a percentage of payment volume decreased by 32 bps, while direct costs as a percentage of payment volume decreased by 13 bps.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2012 were RUB 1,839 million, an increase of 19%, or RUB 296 million, from the same period in 2011. This increase was primarily due to an increase in bad debt expense from RUB 54 million in 2011 to RUB 202 million in 2012 resulting from additional allowances for five of our agents, an increase in payroll and related taxes by 16%, or RUB 141 million, from RUB 889 million in 2011 to RUB 1,030 million in 2012, resulting from an increase in compensation to management in 2012, and recognition of expenses relating to our initial public offering in the amount of RUB 109 million, which were not incurred in 2011. These increases were partially offset by a decrease in advertising and related expenses of RUB 107 million, due to reduced advertising, a decrease in rent of premises and related utility expenses of RUB 21 million and a decrease in professional fees of RUB 20 million. For the year ended December 31, 2012, selling, general and administrative expenses included RUB 61 million of expenses allocated to discontinued operations compared to RUB 141 million in the same period of 2011.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2012 was RUB 129 million, a decrease of 18%, or RUB 28 million compared to the same period in 2011. This decrease resulted primarily from the full amortization of acquired customer relationship intangibles in 2011.

Impairment of intangible assets

Impairment of intangible assets for the year ended December 31, 2012 was RUB 4 million, resulting from the write-off of obsolete computer software, compared to nil in 2011.

Other non-operating gains and losses

Gain on bargain purchase

Gain on bargain purchase for the year ended December 31, 2012 was nil compared to a gain of RUB 15 million in 2011 as no material acquisitions were made in 2012 other than investment in associates.

Change in fair value of derivative financial assets

There was a decrease in fair value of derivative financial assets for the year ended December 31, 2012, of RUB 0.3 million compared to no change in the same period in 2011. This decrease was due to the disposal in 2012 of certain put and call options we held over shares of subsidiaries and associates.

Other income

Other income for the year ended December 31, 2012 was RUB 17 million, an increase of 70%, or RUB 7 million, compared to the same period in 2011. This increase was primarily due to a gain on the issuance on loans to agents at a higher-than-market interest rates of RUB 8 million.

Other expenses

Other expenses for the year ended December 31, 2012 were RUB 29 million, a decrease of 60%, or RUB 44 million, compared to the same period in 2011. This decrease was primarily due to no recognition of loss related to a discount on loans issued to related parties in 2012, which was partially offset by an increase in share of loss/(profit) for the period attributable to non-controlling interest and accounted for as a liability of RUB 24 million in 2012 as compared to RUB 17 million in 2011.

Foreign exchange gain/(loss), net

Foreign exchange loss, net for the year ended December 31, 2012 was RUB 21 million, an increase of 75%, or RUB 9 million, compared to the same period in 2011. The increase is a result of an increased number of transactions in foreign currencies by our subsidiaries in line with the increase in our operations. Foreign exchange gain/(loss) as a percentage of profit before tax remained stable at approximately 1.4% in 2011 and 2012.

Share of loss of associates

Share of loss of associates for the year ended December 31, 2012 was RUB 13 million, a decrease of 43%, or RUB 10 million, compared to the same period in 2011. This decrease was due to a decrease in the amount of losses of Blestgroup Enterprises Ltd (Cyprus) by RUB 13 million compared to the same period in 2011 which was partially offset by losses incurred by the associated companies acquired in 2012 totaling RUB 3 million.

Income tax

Income tax for the year ended December 31, 2012 was RUB 408 million, an increase of 69%, or RUB 167 million, compared to the same period in 2011, primarily due to the increase in pre-tax income. Our effective tax rate remained relatively constant, decreasing by approximately 1.1%

Gain / (loss) from discontinued operations

Loss from discontinued operations for the year ended December 31, 2012 was RUB 240 million, an increase of 54%, or RUB 84 million, compared to 2011. This increase resulted from certain of our international operations being discontinued during the year ended December 31, 2012, which resulted in a loss from discontinued operations. In addition, we recognized impairment charges and loss on revaluation of held for sale assets to fair value upon their disposal in the amount of RUB 167 million in relation to the discontinuation of operations in the Ukraine, certain early stage international businesses and the Diomachin group, which manufactured parts for our kiosks. This was partially offset by the actual disposal of discontinued operations in 2012 resulting in gain of RUB 46 million. Our disposition of Master Loto was not included in discontinued operations as its operations were insignificant.

Non-controlling interests

Net loss attributable to non-controlling interests for the year ended December 31, 2012 was RUB 102 million, an increase of 13%, or RUB 12 million, compared to the same period in 2011, primarily as a result of an increase in losses of certain of our international early-stage businesses.

B.	Liquidity and capital resources

Our principal sources of liquidity are cash on hand, deposits received from agents and consumers, and revenues generated from our operations.

Our principal needs for liquidity have been, and will likely continue to be, deposits with merchants and other working capital items, capital expenditures and acquisitions. Although our current liabilities generally exceed our current assets, we believe that our working capital is sufficient to meet our current obligations since we do not expect our agents to withdraw their deposits in the short term.

Our balance of cash and cash equivalents as of December 31, 2013 was RUB 11,637 million compared to RUB 9,943 million as of December 31, 2012 and RUB 8,810 million as of December 31, 2011. Cash and cash equivalents comprise cash at banks and cash on hand and short-term deposits with an original maturity of three months or less.

An important part of our credit risk management and payment settlement strategy in Qiwi Distribution relies on deposits we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support in the form of overdrafts and loans for processing payments.

Similarly, certain of our merchants (primarily the Big Three MNOs) request that we make deposits with them in relation to payments processed through our kiosks. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of December 31, 2013, deposits received from agents and individual customers were RUB 12,352 million, compared to RUB 9,856 million as of December 31, 2012 and RUB 7,591 million as of December 31, 2011. As of December 31, 2013, deposits issued to our merchants were RUB 1,939 million, compared to RUB 1,991 million as of December 31, 2012 and RUB 1,177 million as of December 31, 2011.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing system and the acquisition and development of software that we use in operations. Capital expenditures were RUB 476 million for the year ended December 31, 2013, that include: (i) approximately RUB 137 million of which related to leasehold improvements for our new office premises, (ii) approximately RUB 123 million of which relates to the acquisition of the processing servers and engineering equipment; and (iii) approximately RUB 159 million of which relates to the acquisition of computer software. As of December 31, 2013, we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the years ended 2011, 2012 and 2013:

	December 31,
	2011	2012	2013
	(in RUB millions)
Net cash flow from operating activities	2,049	3,499	4,725
Net cash flow from/(used in) investing activities	339	(1,498)	(1,200)
Net cash flow used in financing activities	(472)	(871)	(1,846)
Effect of exchange rates on cash and cash equivalents	2	3	15
Net increase/(decrease) in cash and cash equivalents	1,918	1,133	1,694
Cash and cash equivalents at the beginning of the period	6,892	8,810	9,943
Cash and cash equivalents at the end of the period	8,810	9,943	11,637

Cash flows from operating activities

Net cash provided by operating activities for the year ended December 31, 2013 was RUB 4,725 million, compared to RUB 3,499 million for the same period in 2012. The primary driver for the increase in cash from operating activities was an increase in profit before tax.

Net cash provided by operating activities for the year ended December 31, 2012 was RUB 3,499 million, compared to RUB 2,049 million for the same period in 2011. The primary driver for the increase in cash from operating activities was an increase in deposits from individuals and payables to merchants due to growth of volume in Visa Qiwi Wallet, the growth of deposits from agents due to the longer New Year holiday season in Russia in 2013, and increased profitability. This increase was partially offset by withdrawals of cash by customers and related parties from Qiwi Bank, higher deposits placed with merchants in 2012, and an increase in loan financing to agents by Qiwi Bank.

Cash flows from investing activities

Net cash used in investing activities for the year ended December 31, 2013 was RUB 1,200 million, compared to RUB 1,498 million for the same period in 2012. The increase in net cash flow used in investing activities was primarily due to: (i) change in net proceeds from settlement of debt instruments of RUB 609 million in 2013 compared to 2012; (ii) investments in associates of RUB 93 million in 2012 (no such investments in 2013) that were netted by (iii) increase in capital expenditures by RUB 297 million; (iv) payment for assignment of Payable by Blestgroup Limited of RUB 91 million, which was made as part of our acquisition of the remaining interest in it.

Net cash flow used in investing activities for the year ended December 31, 2012 was RUB 1,498 million, compared to net cash flows from investing activities of RUB 339 million for the same period in 2011. The increase in net cash used in investing activities was primarily due to investments of RUB 1,869 in debt instruments during 2012 and increased investments in associates of RUB 93 million in 2012 as compared to RUB 4 million in 2011.

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2013 was RUB 1,846 million, compared to RUB 871 million for the same period in 2012. The increase in net cash used in financing activities was primarily due to the payment of a higher amount of dividends to our shareholders.

Net cash used in financing activities for the year ended December 31, 2012 was RUB 871 million, compared to RUB 472 million for the same period in 2011. The increase in net cash used in financing activities was primarily due to the payment of a higher amount of dividends paid to our shareholders.

Borrowings

As of December 31, 2013, our outstanding borrowings consisted of loans to our subsidiaries from non-controlling shareholders of RUB 100.6 million, other borrowings of RUB 8.8 million, and overdrafts of RUB 0.6 million. Interest rate on all loans lay within 10 and 10.5%. Borrowings in the amount of RUB 9.6 million were received in EUR, RUB 82.6 million were received in USD, and the rest of the amount (RUB 8.3 million) in RUB. All the borrowings (except for overdrafts) were long-term, repayable in 2015-2016. They did not bear any special restrictions on their use.

CJSC QIWI is also party to two short-term overdraft facilities agreements of up to RUB 85 million and up to RUB 315 million with a 365-day term and an interest rate of 10.3%. As of December 31, 2013, no amounts were outstanding under these facilities.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Non-Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

We do not have any off-balance sheet financing arrangements.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2013:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Debt obligations	131	10	121	—	—
Operating lease obligations	751	141	223	223	164
Total contractual obligations	882	151	344	223	164

G.	Safe harbor

See “Special Note Regarding - Forward Looking Statements” on page 1 of this annual report.

ITEM 6. Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Andrey Romanenko	34	Director, Chairman of the Board
Sergey Solonin	40	Director, Chief Executive Officer
Andrei Muravyev	39	Director
Igor Mikhaylov	43	Director
Matthew Hammond	39	Director
Verdi Israelyan	38	Director
Boris Kim	50	Director
Nilesh Lakhani	54	Independent Director
Dmitry Pleskonos	49	Independent Director
Marcus Rhodes	52	Independent Director
Alexey Rasskazov	47	Director
Alexander Agakov	40	Head, Qiwi Distribution
Anna Stoklitskaya	37	Managing Director, Visa Qiwi Wallet
Andrey Popkov	52	Chief Compliance Officer
Alexander Karavaev	38	Chief Financial Officer
Maria Panferova	34	General Counsel

Biographies

Andrey Romanenko. Mr. Andrey Romanenko has served as our director since December 2010 and as chairman of our board of directors since October 2012. He was nominated to our board of directors by Antana. Mr. Romanenko is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of our predecessor, OSMP, and from July 2007 until October 2012 served as our chief executive officer. Since March 2011, Mr. Romanenko has been a partner of two venture funds, AddVenture III and iTech Capital. Mr. Romanenko has served as a member of the board of directors of Qiwi Bank since June 2009. Mr. Romanenko graduated from International Independent University of Environmental and Political Sciences in 2000 with a degree in financial management.

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. He was nominated to our board of directors by Saldivar. Mr. Solonin is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of OSMP and from April 2009 until October 2012 served as an advisor to the president on financial matters at OSMP. Mr. Solonin is currently the chief executive officer of Qiwi-Service JSC, a position he has held since October 2012. He also serves on the board of directors of Qiwi Bank and from March 1999 until September 2009 was the chairman of its board of directors. Mr. Solonin is also an executive of ITbillion LLC as well as one of the two directors of iTech Advisors Ltd. Mr. Solonin graduated from the Russian Financial Institution in 1996 with a degree in economics.

Andrei Muravyev. Mr. Andrei Muravyev has served as our director since May 2013. He was nominated to our board of directors by Palmway. Mr. Muravyev is an entrepreneur and is one of the co-founders of Parus Capital Limited, an investment company. He was also one of the co-founders of OJSC Holding Company Sibirskiy Cement, one of the largest cement producers in Russia. He is a director and a chief executive officer of Parus Capital Limited, a position he has held since September 2008. From August 2004 until August 2008 Mr. Muravyev was a director and a chief executive officer of OJSC Holding Company Sibirskiy Cement. Mr. Muravyev graduated from Kemerovo State Technical University in 1997 with a degree in economics. He also graduated with a BA from San Francisco University in 1998 with a degree in finance.

Igor Mikhaylov. Mr. Igor Mikhaylov has served as our director since May 2013. He was nominated to our board of directors by Dargle and Bralvo. Mr. Mikhaylov is an entrepreneur with over 14 years of experience in the payment services industry. He is one of the co-founders of OSMP.

Matthew Hammond. Mr. Matthew Hammond has served as our director since September 2011. He was nominated to our board of directors by Mail.ru. He is the managing director and the chief financial officer of Mail.ru, positions he has held since April 2011 and June 2013, respectively. He also serves on the board of directors of Mail.ru, a position he has held since May 2010. Mr. Hammond is also a non-executive director of Nautilus Minerals Inc., Strike Resources and Puricore. Previously, Mr. Hammond was a group strategist for Metalloinvest Holdings where he managed Metalloinvest’s non-core asset portfolio and advised its board of directors on investment strategy, mergers and acquisitions and foreign exchange transactions. Prior to that, he was a technology analyst at Credit Suisse from 1997 until 2009. Mr. Hammond graduated with a BA from Bristol University in 1997 with a degree in economics and history.

Verdi Israelyan. Mr. Verdi Israelyan has served as our director since May 2013. He was nominated to our board of directors by Mail.ru. He joined an affiliate of Mail.ru in 2009 and was appointed COO (Russia) of Mail.ru in November 2010. He was also the chief financial officer of Mail.ru, from August 2011 until June 2013. He serves on the board of directors of several portfolio companies owned by Mail.ru. In June 2013 Mr. Israelyan was appointed to the board of Mail.ru and stepped down as COO and CFO. Previously, Mr. Israelyan was co-head of the European Special Situations Group (CIS Operations) at Goldman Sachs in Moscow. Prior to that, he was deputy head of Russia Investment Banking at Morgan Stanley. He started his career at Arthur Andersen and subsequently worked at Lehman Brothers in London. Mr. Israelyan holds an MBA from the Rotterdam School of Management, Erasmus University in the Netherlands.

Boris Kim. Mr. Boris Kim has served as our director since May 2013. He was nominated to our board of directors by E1. Mr. Kim is an entrepreneur with over 18 years of experience in the payment services industry. He is also the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. He is one of the co-founders of e-port and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From October 1999 until October 2004, Mr. Kim was advisor to the chairman of the board of the banking and financial group Zerich. From September 1993 until January 1999 he was a chairman of the management board of Chastny Bank. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 with a degree in psychology and a degree in philosophy.

Nilesh Lakhani. Mr. Nilesh Lakhani has served as our director since August 2013. Mr. Lakhani has over 25 years of experience working with international companies. He has held key executive positions with growth companies in the technology, media and financial services industries. From 2010 until 2012, he was the CFO of oDesk Corporation. Prior to that, from 2007 until 2010, he was the CFO of Yandex (Nasdaq: YNDX). He also served as CFO of CTC Media from 2004 until 2007, which he led to a successful IPO in 2006. Mr. Lakhani also currently serves as an independent director on the boards of Decolar, GetGoing and Netshoes. Mr. Lakhani graduated with a BA from the University of Manchester with a degree in economics and social studies and holds an MBA in finance from the University of San Francisco.

Dmitry Pleskonos. Mr. Dmitry Pleskonos has served as our director since August 2013. Mr. Pleskonos has over 20 years of international company executive experience. From 2004 until 2011, he held various leadership positions at Vimpel-Communications and Vimpel-Com Ltd., including executive vice president of mass market development and executive vice president of business development for CIS. Mr. Pleskonos began his career at Mars, Inc. in 1993, during which time he served as sales operations director for Russia and CIS countries from May 2002 until his departure from Mars, Inc. in 2004. Mr. Pleskonos is also served a member of the supervisory board of JSC “INDASTRIAL ASSOCIATION “KONTI”. Dmitry graduated with honors from Kiev Higher Military School of Radio-Engineering and Air Defense and from the Military Diplomatic Academy.

Marcus Rhodes. Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and a chairman of the audit committee for PhosAgro (since May 2011), Tethys Petroleum (since September 2009), Cherkizovo Group (since February 2009) and Rosinter Group (since July 2008). From July 2008 until June 2011, Mr. Rhodes was an independent director and a chairman of the audit committee for Wimm-Bill-Dann Foods, and from November 2009 until June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics & social history.

Alexey Rasskazov. Mr. Alexey Rasskazov has served as our director since May 2013. He was nominated to our board of directors by Saldivar. From May 2012 until December 2012, he was an advisor to the chief executive officer of OSMP. Prior to that, Mr. Rasskazov was a vice president of international operations at OSMP from April 2011 until March 2012. From October 2006 until April 2011, he held numerous positions with OSMP, including as vice president of information technology between January 2010 and April 2011. Before joining OSMP, Mr. Rasskazov was a project manager and IT director at Bank Menatep, Norilsk Nickel and ALROSA Investment Group between 1996 and 2006. Mr. Rasskazov graduated from the Moscow Institute of Physics and Technology in 1989 with a degree in engineering.

Alexander Agakov. Mr. Alexander Agakov has served as head of our Qiwi Distribution segment since November 2011. Mr. Agakov has over 19 years of experience in sales. He is also the director general at CJSC QIWI, a position he has held since November 2011. From January 2010 until November 2011, he was vice president of commerce at OSMP. Prior to that, Mr. Agakov was a director of CIS business development at OSMP. From October 1996 until November 2007, Mr. Agakov held numerous positions with the sales division at Mars LLC. Mr. Agakov graduated from the International Slavic Institute in Kaliningrad in 2004 with a degree in finance.

Anna Stoklitskaya. Ms. Anna Stoklitskaya has served as Managing Director of Visa Qiwi Wallet since July 2013. Ms. Stoklitskaya has over 15 years of strategic and production marketing experience. Before joining us, Ms. Stoklitskaya worked at Procter & Gamble for a period of 12 years, having served as associate director for strategic planning and market development in Russia and holding numerous other positions in market strategy and planning, business development and customer service. Ms. Stoklitskaya graduated from Novosibisrsk State University.

Andrey Popkov. Mr. Andrey Popkov has served as our chief compliance officer since August 2013. Between January 2010 and July 2013, he was head of Qiwi International Payment System. Mr. Popkov has over 7 years of experience in IT. From November 2005 until December 2009 he was an advisor to the chairman on start-up matters, including our mobile wallet project (the predecessor of Qiwi Wallet). Before joining us, Mr. Popkov was a head of the Moscow representative office of Star Glass from September 2003 until October 2005. From October 1983 until March 1990, he was a chemical scientist at Zelinski Organic Chemistry Institute of USSR Academy of Science. Mr. Popkov graduated from Moscow State University in 1983 with a degree in chemistry. He also holds an MBA degree from California State University, Hayward.

Alexander Karavaev. Mr. Alexander Karavaev has served as our chief financial officer since July 2013. Mr. Karavaev has over 15 years of experience in finance and accounting. He is also an executive director of Qiwi-Service JSC, a position he has held since August 2012. From August 2012 to July 2013, Mr. Karavaev served as our chief operating officer. Before joining us, from November 2008 until September 2011 Mr. Karavaev was a chief financial officer of Mail.ru. He also previously served as a nominee director for Mail.ru on our board of directors. Previously, Mr. Karavaev was a chief financial officer of Akado Group (a subsidiary of Renova Holding) between March 2008 and October 2008 and a deputy chief financial officer at Renova between May 2007 and October 2008.

He was also vice a president of development of financial systems at SUAL Holding from December 2003 until May 2007. Mr. Karavaev started his career at the audit department of Arthur Andersen in July 1997 and after moving to Ernst & Young in May 2001 worked at the audit and business consulting departments until December 2003. Mr. Karavaev graduated with honors from Siberian Aerospace Academy in 1998 with a degree in economics, majoring in management and strategic planning. Concurrently, between September 1996 and October 1997, he attended the University Passau in Germany, studying strategic planning.

Maria Panferova. Ms. Maria Panferova has served as our general counsel since April 2003 and chief executive officer of Qiwi Bank since August 2013. Ms. Panferova has over 12 years of experience in law. She has been with us since our inception. Ms. Panferova was the director of legal policy and strategic communications in Qiwi-Service JSC, a position she held from October 2012 until August 2013. From November 2010 until September 2012, she was a vice president for legal policy and strategic communications at OSMP. She also serves on the board of directors of OJSC United Art Tickets, a position she has held since June 2006. Previously, Ms. Panferova was a deputy chairman of the management board and a general counsel of Russian Investment Club CJSC (subsequently renamed as JSCB First Processing Bank (CJSC) and Qiwi Bank), between April 2003 and November 2010. Ms. Panferova graduated from the Saint Petersburg Institute for International Economic Relations, Economics and Law in 2001 with a degree in law.

B.	Compensation.

Compensation of Directors and Executive Officers

Under our articles of association, our shareholders determine the compensation of our directors from time to time at a general meeting of our shareholders, our board of directors determines the compensation of our chief executive officer (which power has been delegated to the compensation committee), and our chief executive officer determines the compensation of our other executive officers.

For the year ended December 31, 2013, the aggregate remuneration paid (comprising salary, discretionary bonuses and other short-term benefits) to our directors and executive officers was RUB 123 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report. Our Russian subsidiaries are required by law to make contributions equal to fixed percentages of each employee’s salary for his or her pension insurance, medical insurance and other statutory benefits. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Employee Stock Option Plan

General. In October 2012, our board of directors adopted and our shareholders approved an Employee Stock Option Plan, or the Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. In January 2013 and then in July 2013, the Plan was amended and restated. Under the Plan, we may grant options to purchase our class B shares to employees and service providers in connection with their provision of services to us or our subsidiaries. A maximum of 3,640,000 of our class B shares, or 7% of our entire issued and outstanding share capital as of the date immediately preceding our initial public offering, are reserved for issuance under the Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The Plan is scheduled to expire on the tenth anniversary of its adoption, although previously granted awards will remain outstanding after such date in accordance with their terms.

Administration. Our chief executive officer and our deputy chief executive offer administer the Plan, including determining the vesting schedule, exercise price, term of the award, transfer restrictions applicable to shares acquired pursuant to an option exercise and other terms and conditions of option awards under the Plan. Our board of directors has the authority to make all necessary or appropriate interpretations of Plan terms. The participants of the plan are also selected by our chief executive officer.

Option Terms Generally. Options granted under the Plan permit the holder of the option to purchase our class B shares once such options are vested and exercisable, at a purchase price per share determined by our board of directors and specified in the option grant. Grants of options under the Plan following the initial public offering have a purchase price per share not less than the average closing price of our class B shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the date of grant. Options granted under the Plan cannot be sold, pledged or disposed of in any manner without our prior written consent.

Net Income Transfer Restriction. All options granted under the Plan are subject to an additional transfer restriction applicable to shares acquired by exercising the option. This transfer restriction prohibits the individual from transferring these shares unless we have achieved U.S.$170 million in net income (measured in accordance with the management reporting practices) during the previous 12 month period. We will determine at the end of each fiscal quarter whether such net income test has been met and, to the extent that it has not been met, individuals holding shares acquired through the exercise of these options are not permitted to transfer the shares while they remain employed by us or one of our subsidiaries. This transfer restriction will cease to apply in the event that the option holder’s employment or service with us or our subsidiaries terminates.

Other Information. Shares subject to options which are cancelled or forfeited without being exercised will be returned to the Plan and will be available for subsequent option grants under the Plan. Any material amendment to the Plan (such as the addition of more class B shares to the pool of shares available under the Plan) or the adoption of a new equity compensation plan, is subject to approval by our shareholders in accordance with the Nasdaq Listing Rules.

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at March 8, 2014:

	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Alexander Agakov	December 21, 2012	83,235	83,234	13.6452	December 31, 2017
Andrey Popkov	December 21, 2012	50,248	50,249	13.6452	December 31, 2017
Alexander Karavaev	December 21, 2012	82,080	51,300	13.6452	December 31, 2017
Mariya Panferova	December 21, 2012	52,018	52,018	13.6452	December 31, 2017
Anna Stoklitskaya	November 15, 2013	44,000	88,000	41.2380	December 31, 2017

C.	Board Practices.

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to twelve directors nominated and elected by the shareholders (subject to certain exemptions), including up to three directors who shall be independent directors (see also “Description of Share Capital—Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the annual report will expire at the annual general meeting of shareholders to be held in 2014. After that meeting, our directors will be elected at each subsequent annual general meeting of shareholders.

Under Nasdaq listing standards, a director employed by us or that has, or had, certain relationships with us during the three years prior to this annual report, cannot be deemed to be an independent director, and each other director will qualify as independent, only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Accordingly, our board of directors has affirmatively determined that Mr. Marcus Rhodes, Mr. Nilesh Lakhani and Mr. Dmitry Pleskonos are each an independent director in accordance with the Nasdaq Listing Rules.

Committees of our Board of Directors

We have established four committees under the board of directors: the audit committee, compensation committee, strategy committee and innovation committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit committee. Our audit committee consists of Messrs. Rhodes, Romanenko, Lakhani and Pleskonos. Mr. Rhodes is the chairman of the audit committee and our board of directors has determined that Mr. Rhodes qualifies as an “audit committee financial expert,” as defined under Nasdaq Listing Rules and the rules and regulations of the Exchange Act. Messrs. Rhodes, Lakhani and Pleskonos are each an independent director in accordance with the Nasdaq Listing Rules. We are relying on the phase-in rules of the Exchange Act and Nasdaq with respect to the independence of our audit committee. These rules permit us to have an audit committee in which a majority of members are independent ninety days after the listing date and all members are independent within one year of the listing date.

The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications and independence and (d) the performance of our internal audit function and independent auditor.

Our audit committee’s duties include, but are not limited to:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and the independent registered public accounting firm.

Compensation committee. Our compensation committee consists of Messrs. Kim, Romanenko, Pleskonos and Hammond. Mr. Kim is the chairman of the compensation committee. Mr. Pleskonos is an independent director in accordance with the Nasdaq Listing Rules. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. We believe that the significant ownership in our ordinary shares by the members of our compensation committee who are not independent directors aligns the interests of such directors with our shareholders generally and ensures sufficient oversight of executive compensation. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

•	approving the compensation package of the chief executive officer;

•	administering our equity incentive plan;

•	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and

•	authorizing the repurchase of shares from terminated employees.

Strategy committee. Our strategy committee consists of Messrs. Rasskazov, Romanenko, Pleskonos and Solonin. Mr. Pleskonos is the chairman of the strategy committee. Our strategy committee has a key role in defining our strategic goals and objectives, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

Innovation committee. Our innovation committee consists of Messrs. Romanenko and Mikhaylov. Mr. Romanenko is the chairman of the innovation committee.

Our innovation committee’s duties include, but are not limited to:

•	monitoring and reviewing emerging science and technology issues and trends;

•	reviewing the overall strategy in relation to intellectual property and innovation; and

•	evaluating and supervising investments in or acquisitions of start-up companies or large research and development initiatives.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees. The Code of Ethics and Business Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A copy of the Code of Ethics and Business Conduct is available on our website: www.qiwi.ru.

Directors’ Duties

Under Cyprus law, our directors owe fiduciary duties at both common law and under statute, including a statutory duty and common law duty to act honestly, in good faith and in what the director believes are the best interests of our company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our articles of association or Cyprus law.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of these contains standard terms and conditions in compliance with Russian labor law. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits.

Under the agreements, our executive officers are entitled to statutory termination benefits in accordance with Russian labor law, which generally amount to between one and three months’ salary. We may terminate the employment agreements with our executive officers in accordance with the general provisions envisaged by Russian labor law if, among other things, one of our executive officers commits serious breach of duties, is guilty of any gross misconduct in connection with the handling of money or valuables, or takes an erroneous decision that leads to improper use of, or causes damage to, our property. In addition, Russian labor law and employment agreements of certain of our executive officers contain certain additional provisions whereby we may terminate their employment agreements if such officers are dismissed from office in accordance with Russian bankruptcy legislation.

Our executive officers have also agreed not to engage in any activities that compete with us, or to directly or indirectly solicit the services of our employees, for a period of one year after termination of employment. Each executive officer has agreed to hold in strict confidence any confidential information or trade secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

Limitation on Liability and Indemnification of Directors and Officers

Our memorandum and articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings whether civil or criminal in which judgment is given in their favor or in which they are acquitted.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and may therefore be unenforceable.

Interests of our Directors and our Employees

Certain of our directors and our executive officers have beneficial ownership interests in our shares or hold options to purchase shares. The economic interests through these holdings may give rise to a conflict of interest between their duties owed to us and their private interests. For example, it could cause them to pursue short-term gains in respect of those private interests instead of acting in our best interest. Other than the potential conflicts of interest described in the footnotes to the table in “Principal and Selling Shareholders”, we are not aware of any other potential conflicts of interest between any duties owed by members of our board of directors or our executive officers to us and their private interests and/or other duties.

Under our articles of association, a director who is in any way interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of our board of directors in accordance with Cyprus law. In addition, a director may not vote in respect of any contract or arrangement in which he or she is interested, and if the director does vote, his or her vote will not be counted and he or she will not be counted for purposes of determining whether quorum at the meeting has been established.

Our directors are generally not prohibited from owning or acquiring interests in companies that could compete with us in the future for investments or business, and each of them has a range of business relationships outside the context of their relationship with us that could influence their decisions in the future.

D.	Employees.

See Item 4.B “Business overview—Employees.”

E.	Share Ownership.

See Item 7.A “Major Shareholders” for information on the shareholdings of our directors and executive officers.

See Item 6.B “Compensation—Outstanding Equity Awards to Certain Executive Officers” for information on options granted to our executive officers.

See Item 6.B “Compensation—Employee Stock Option Plan” for a description of our employee stock option plan.

ITEM 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 11, 2014, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

The calculations in the table below are based on 29,098,646 class A shares and 23,020,148 class B shares outstanding as of March 8 2014, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by U.S. holders.

	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares		Total % of Votes at a General Meeting
Directors and Executive Officers:
Andrey Romanenko(1)	2,673,367	—	9.2	—		8.5
Marcus Rhodes	—	—	—	—		—
Sergey Solonin(2)	12,722,642	—	43.7	—		40.5
Andrei Muravyev(3)	1,395,403	—	4.8	—		4.4
Nilesh Lakhani	—	—	—	—		—
Igor Mikhaylov(4)	924,638	—	3.2	—		2.9
Matthew Hammond	—	—	—	—		—
Verdi Israelyan	—	—	—	—		—
Alexey Rasskazov	—	—	—	—		—
Boris Kim(5)	3,322,731	—	11.4	—		10.6
Dmitry Pleskonos	—	3,500	—	—		—
Alexander Agakov(6)(15)	—	83,235	—		*		*
Anna Stoklitskaya(7)(15)	—	44,000	—		*		*
Andrey Popkov(8)(15)	—	50,248	—		*		*
Alexander Karavaev(9)(15)	—	82,080	—		*		*
Mariya Panferova(10) (15)	—	52,018	—		*		*
All directors and executive officers as a group	21,038,778	311,581	72.3		*	67.0
Principal Shareholders:
Antana International Corporation(1)	2,673,366	—	9.2	—		8.5
Saldivar Investments Limited(2)	12,722,641	—	43.7	—		40.5
E1 Limited(5)	3,322,731	—	11.4	—		10.6
Mail.ru Group Limited(11)	5,419,825	—	18.6	—		17.3
Mitsui & Co., Ltd.(12)	1,715,403	—	5.9	—		5.5
Janus Capital Management LLC(13)	—	2,349,640	—	10.2			*
Waddell & Reed Financial, Inc.(14)	—	2,743,000	—	11.9			*
FMR LLC(16)	—	1,447,737	—	6.3			*

*	Represents less than 1%.
(1)	Each of Andrey Romanenko and Nikolay Romanenko is the owner of 50% of shares of Antana International Corporation and, accordingly, shares voting and dispositive power over our shares held by such entity. The address of such entity is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(2)	Sergey Solonin is the owner of 86.15% of shares of Saldivar Investments Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is Themistokli Dervi, 6 P.C. 1066, Nicosia, Cyprus.
(3)	Andrei Muravyev is the owner of 100% of shares of Palmway Holdings Limited and accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is 3rd floor, Geneva Place, Waterfront Drive, P.O. Box 3175, Road Town, Tortola, British Virgin Islands.
(4)	Igor Mikhaylov is the owner of 100% of shares of Dargle International Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(5)	Boris Kim is the owner of 39.03% and Gennady Babkin is the owner of 38.7% of the shares of E1 Limited. Accordingly, these individuals share voting and dispositive power over our shares held by such entity. The address of such entity is Diagoras 4, Kermia Building, 6th floor, office 601-602, Nicosia, Cyprus, 1510.
(6)	Reflects options to purchase 83,235 class B shares that have already vested.
(7)	Reflects options to purchase 44,000 class B shares that have already vested.
(8)	Reflects options to purchase 50,248 class B shares that have already vested.
(9)	Reflects options to purchase 82,080 class B shares that have already vested.
(10)	Reflects options to purchase 52,018 class B shares that have already vested.
(11)	Mail.ru Group Limited is a public company the global depositary receipts of which are listed on the London Stock Exchange. The board of directors of the company, which consists of 10 individuals, oversees the investment decisions of the company and, accordingly, may be deemed to have voting and dispositive power. In addition, according to public sources, Mr. Alisher Usmanov, a beneficial shareholder of Mail.ru Group, holds 58.1% voting control over Mail.Ru Group Limited as of March 2013. The address of such entity is Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands.

(12)	Mitsui & Co., Ltd. is a widely-held public corporation the shares of which are traded on the Tokyo, Nagoya, Sapporo, and Fukuoka stock exchanges. The address of such entity is 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan.
(13)	Based solely on the Schedule 13-G/A jointly filed by Janus Capital Management LLC and Janus Overseas Fund with the Securities and Exchange Commission on February 19, 2014.
(14)	Based solely on the Schedule 13-G/A jointly filed by Ivy Investment Management Company, Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc., Waddell & Reed, Inc. and Waddell & Reed Investment Management Company with the Securities and Exchange Commission on February 7, 2014. Beneficial ownership may be attributed to Waddell & Reed Financial, Inc. through 2,743,600 class B shares that are beneficially owned by one or more open-end investment companies or other managed accounts which are advised or sub-advised by direct or indirect subsidiaries of Waddell & Reed Financial, Inc.
(15)	Calculated as percentage of the issued share capital assuming the exercise of all vested options held by the optionee.
(16)	Based solely on the Schedule 13-G filed by FMR LLC with the Securities and Exchange Commission on February 14, 2014.

B.	Related Party Transactions.

Amended and Restated Shareholders Agreement

On March 5, 2013, we entered into an amended and restated shareholders’ agreement with the class A shareholders to provide for certain matters with respect to our board of directors and share capital. The amended and restated shareholders’ agreement terminated on May 2, 2013, upon the pricing of our initial public offering. Our current board of directors was appointed, in part, on the basis of the shareholders’ agreement.

Lease Agreements

From June 1, 2008 and December 20, 2007, through October and November 2013, respectively, CJSC QIWI and Qiwi Bank leased office premises at Petrovskiy Lane 10/2, Moscow, Russia from LLC Lease Arend Com, in which our chief executive officer and shareholder Mr. Sergey Solonin owns a non-controlling stake. Under these agreements, the amount of payments received by LLC Lease Arend Com were RUB 33 million, RUB 33 million and RUB 28 million for the years ended December 31, 2011, 2012 and 2013, respectively. There was no outstanding amount as of February 28, 2014.

From January 2009 through November 2011, CJSC QIWI subleased our office premises at Varshavskoe Highway 125, Building 18A, Moscow, 117587, the Russian Federation, from LLC Lux Technology, in which certain of our shareholders, including Messrs. Sergey Solonin, Andrey Romanenko and Igor Mikhaylov, owned non-controlling stakes. We incurred expenses (excluding value added tax) related to rent with LLC Lux Technology of RUB 15 million in the year ended December 31, 2011. LLC Lux Technology leased these premises from OJSC Research and Development Centre for Computer Engineering, or NICEVT, a non-related party. In November 2011, LLC Lux Technology’s lease agreement with NICEVT was assigned to CJSC QIWI for a total consideration of RUB 7.4 million (including value added tax of RUB 1.1 million) paid to LLC Lux Technology, and the sublease was terminated. There was no outstanding amount as of February 28, 2014.

From November 15,2013, Qiwi Bank leases office premises at Spiridonovka 4/2, Moscow, Russia, from Mr. Andrey Romanenko for a monthly fee of RUB 0.8 million. Outstanding amount as of February 28, 2014 was RUB 1.6 million.

Loan Agreements

On March 14, 2011, the management board of Qiwi Bank adopted an employee loan program under which Qiwi Bank provides loans to employees of our company, including our executive officers and directors. In late 2012-early 2013, we terminated all loan agreements entered into with our executive officers and directors introduced amendments to the program to bring it into compliance with the requirements of Section 402 of the Sarbanes-Oxley Act. All loans under such agreements have been fully repaid. Prior to that, we had provided the following loans to, or accepted the following guarantees in relation to loans to third parties from, our executive officers and directors, none of which is currently outstanding:

•

On November 30, 2011, Qiwi Bank entered into a credit line facility agreement with Mr. Pavel Ishchenko, ex-chairman of the management board of Qiwi Bank. The credit line was for a total amount of RUB 6,596,000 and bore interest at an annual rate of the CBR refinancing rate plus 3% from November 30, 2011 until November 28, 2014. The interest rate was subject to increase to 36% per annum if the borrower ceased to be employed by Qiwi Bank. The agreement was secured by a charge over Mr. Ishchenko’s account opened with Qiwi Bank. The borrower had the right to early repayment of the full amount of the loan by giving five days’ prior notice to the creditor. The agreement contained certain customary events of default. The largest amount outstanding under the credit line facility agreement during the periods presented in this annual report was RUB 6,046,000.

•	On September 6, 2010, Qiwi Bank entered into a suretyship agreement with Mr. Andrey Romanenko, a member of our board of directors, securing the performance by Mr. Mikhail Tarasenko, a non-executive employee of Qiwi Bank, of all of his obligations towards Qiwi Bank under a credit facility agreement for a total amount of RUB 1,800,000 bearing interest at an annual rate of 14% from September 6, 2010 until November 1, 2012. The interest rate was subject to an increase to 36% per annum if the borrower ceased to be employed by Qiwi Bank. Under the terms of the suretyship agreement the surety assumed the obligation to repay the total amount of the borrower’s debt towards Qiwi Bank within three working days from the receipt of the relevant request. The largest amount outstanding under the credit facility agreement during the periods presented in this annual report was RUB 1,200,000.

•	On December 24, 2010, Qiwi Bank entered into a credit line facility agreement with Mr. Maxim Popov, ex-managing director of our Qiwi Wallet segment. The credit line was for a total amount of RUB 16,000,000 and bore interest at an annual rate of 7% from December 24, 2010 until December 23, 2014. The interest rate was subject to an increase to 36% per annum if the borrower ceased to be employed by Qiwi Bank. The agreement was secured with a charge over the borrower’s account opened with Qiwi Bank and a mortgage on the apartment of the borrower and his spouse. The borrower had the right to early repayment of the full amount of the loan by giving 5 days’ prior notice to the creditor. The agreement contained certain customary events of default. The largest amount outstanding under the credit line facility agreement during the periods presented in this annual report was RUB 16,000,000.

Additionally, outside the scope of the employee lending policy adopted by Qiwi Bank, on July 23, 2012, CJSC QIWI extended a loan to Mr. Alexander Agakov, the chief executive officer of CJSC QIWI and the head of our Qiwi Distribution segment, for a total amount of RUB 14,000,000. The loan bore interest at an annual rate of 8%. The interest rate was subject to an increase to 36% per annum if the borrower ceased to be employed by CJSC QIWI. The borrower had the right to early repayment of the full amount of the loan. The agreement was unsecured. The agreement also contained certain customary events of default. The largest amount outstanding under the loan during the periods presented in this annual report was RUB 14,000,000.

Agreements with VTB

On September 6, 2012, CJSC QIWI, as borrower, entered into two credit line facility agreements with Bank VTB, one with a credit limit of RUB 500 million and the other with a credit limit of RUB 400 million, bearing an interest at an annual rate of 10.2% and 10.3%, respectively. The terms of both agreements were substantially similar. The loans under each of these agreements were to be drawn down in tranches at the request of the borrower and subject to certain conditions precedent. Under the RUB 500 million agreement, the availability period expired on January 5, 2013 and the final maturity date was on January 17, 2013. Under the RUB 400 million agreement, the availability period expired on August 6, 2013 and the final maturity date was on September 6, 2013. Both agreements provide for certain customary informational, financial and negative covenants, and the RUB 500 million agreement also provides for a limitation on payment of dividends by CJSC QIWI. The due performance of these agreements by CJSC QIWI is secured by a surety from our CEO and founding shareholder, Mr. Sergey Solonin. Under the relevant suretyship agreements, Mr. Sergey Solonin agreed to bear subsidiary liability for the entire amount of CJSC QIWI’s obligations under both credit facility agreements with Bank VTB. There is currently no outstanding indebtedness under these agreements.

On September 27, 2013 and on December 31, 2013, CJSC QIWI entered into short-term overdraft facility agreements for up to RUB 85 million and up to RUB 315 million, respectively, with Bank VTB with a 365-day term and an interest rate of 10.3%. The agreements are secured by a surety from Mr. Sergey Solonin. Currently, there are no outstanding amounts under these facilities.

Lease of Kiosk Locations

In 2010, we entered into a five year lease agreement with a major retailer in respect of kiosk locations to be subsequently subleased to our agents. In March 2011, we entered into an agency agreement with LLC K5 Retail, our equity associate (which we subsequently bought out completely in December 2013 through the acquisition of the remaining 62.5% stake in its parent company Blestgroup Enterprises Ltd (Cyprus) that we did not previously own), pursuant to which we commissioned it to sign agreements with our agents in respect of placement and maintenance of their kiosks at locations leased from the retailer. In December 2011, we assigned our rights and obligations under the lease agreement with the retailer to LLC K5 Retail. Under the assignment agreement, the lease deposit paid by us to the retailer was assigned to LLC K5 Retail in exchange for a consideration of RUB 470 million, which was converted into a loan under a novation agreement between us and LLC K5 Retail entered into on January 31, 2012. The amount of loan due from LLC K5 Retail as of December 31, 2013, was RUB 142 million. The loan bears an annual interest of 8%, and its carrying amount was adjusted to reflect the market interest rate of 14%, resulting in a loss of RUB 31 for the year ended December 31, 2011.

Payment Processing Services Agreements

We enter into payment processing services, advertising, IT services and agency agreements with various affiliates of our directors, executive officers and shareholders in the ordinary course of our business. We believe that all of these agreements are entered into on arm’s length terms, are not material and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 276 million, which we do not consider material. Some of these affiliates are not considered related parties under IFRS and therefore are not included under balances and transactions with related parties in our consolidated financial statements. We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Agreement with MegaFon

According to public sources, Mr. Alisher Usmanov, a beneficial shareholder of one of our shareholders, Mail.ru, held a 58.1% voting interest in Mail.ru in March 2013. Mr. Usmanov is also the controlling shareholder of MegaFon. For a description of our contract with MegaFon, see “Business – Merchants – Relationship with the Major MNOs.” For the years ended December 31, 2012 and 2013, total revenue attributable to our agreement with MegaFon amounted to 6.57% and 3% of our total revenue, respectively. As of December 31, 2013, total amount due to MegaFon was RUB 389 million.

Employment Agreements and Share Options

See “Management – Employment Agreements” and “Management – Employee Stock Option Plan.”

C.	Interests of Experts and Counsel.

Not applicable.

ITEM 8. Financial Information

A.	Consolidated Financial Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we are involved in various litigation matters arising in the ordinary course of our business. We are not currently, and have not been in the recent past, subject to any legal, arbitration or government proceedings (including proceedings pending or threatened) that we believe will have a material impact on our business, financial condition and results of operations.

Dividend Policy

We intend to distribute all excess cash to our shareholders in the form of an annual dividend. Excess cash is defined as adjusted net profit for a year less an amount management deems necessary for near term corporate action or other business needs including but not limited to merger and acquisition activities and capital expenditures. The board of directors reserves the right to distribute the dividend on a quarterly basis as it deems necessary. This statement is a general declaration of intention and the actual declaration of dividends will require corporate action at the relevant time on which a decision will be taken by the board of directors or the general meeting of its shareholders, as the case may be, depending on the precise circumstances that prevail at the time, and shareholders or potential investors should not treat this statement as an obligation or similar undertaking by us that dividends will be declared as set out herein. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our shareholders’ equity below the sum of the issued share capital, including any share premium, and the reserves which we must maintain under Cyprus law and our articles of association.

As a holding company, the level of our income and our ability to pay dividends depend primarily upon the receipt of dividends and other distributions from our subsidiaries. The payment of dividends by our subsidiaries is contingent upon the sufficiency of their earnings, cash flows, regulatory capital requirements, and distributable profits.

B. Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. The Offer and Listing

A.	Offer and Listing Details.

See Item 9.C “—Markets.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ADSs have been listed on Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013, under the symbol “QIWI”. Prior to that time, there was no public market for our ADSs or our ordinary shares. The following table sets forth for the periods indicated the high and low sales prices per ADS as reported on Nasdaq:

	High	Low
	(in U.S.$)
2013:
Second quarter (from May 3)	17.49	14.51
Third quarter	34.50	21.88
Fourth quarter	59.24	32.08
September	34.50	30.00
October	45.90	32.08
November	50.65	37.84
December	59.24	44.36
2014:
January	56.37	35.56
February	49.29	32.70

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10. Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Our memorandum and articles of association contain, among others, the following provisions:

Objects

Our objects are set forth in full in Regulation 3 of our memorandum of association.

Shareholders’ General Meetings

Share Capital

Our share capital is divided into two classes of shares: class A shares, each of which carries ten votes at shareholders’ general meetings, and class B shares, each of which carries one vote.

Convening Shareholders’ Meetings

The shareholders’ general meeting is our supreme governing body. An annual general meeting must be held not more than 15 months after the prior annual general meeting, with at least one annual general meeting held in each calendar year.

Our board of directors, at its discretion, may convene an extraordinary general meeting. Extraordinary general meetings must also be convened by the board of directors at the request of shareholders holding in aggregate at the date of the deposit of the requisition either (a) not less than 10% of our outstanding share capital or (b) not less than 10% of the voting rights attached to our issued shares, or, in case the board of directors fails to do so within twenty one days from the date of the deposit of the requisition notice, by such requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, but any meeting so convened by the shareholders themselves may not be held after the expiration of three months from the date that is twenty-one days from the date of the deposit of the requisition notice.

The annual general meeting and a shareholders’ general meeting called for a matter for which Cypriot law requires a special resolution, which means a resolution passed by a majority of not less than 75% of the voting rights attached to our issued shares present and voting at a duly convened and quorate general meeting, must be called with no less than 45 days’ written notice or such longer notice as is required by the Companies Law (not counting the day in which it was dispatched and the date in which it was received). Other shareholders’ general meetings must be called by no less than 30 days’ written notice. A notice convening a shareholders’ general meeting must be sent to each of the shareholders, provided that the accidental failure to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice will invalidate the proceedings at that meeting to which such notice refers in the event that a shareholder holding not less than 5% of our outstanding share capital is not in attendance at that general meeting as a result of the accidental failure to give notice or non-receipt thereof. All shareholders are entitled to attend the shareholders’ general meeting or be represented by a proxy authorized in writing.

The agenda of the shareholders’ general meeting is determined by our board of directors or by whoever else is calling the meeting. The quorum for a shareholders’ general meeting will consist of shareholders representing 50.01% of the voting rights attached to our issued shares present in person or by proxy.

Voting

Matters determined at shareholders’ general meetings require an ordinary resolution, which requires a simple majority of the votes cast at any particular general meeting duly convened and quorate, unless our articles of association and the Companies Law specify differently. It is within the powers of the shareholders to have a resolution executed in writing by all shareholders and in such event no meeting needs to take place or notice to be given.

Reserved Matters

Our articles of association provide for special majorities for resolutions concerning, among other things, the following matters (for so long as class A shares are in issue and outstanding): (i) any variance to the rights attached to any class of shares requires approval of the holders of 75% of the shares of the affected class as well as a special resolution of the general meeting; and (ii) approval of the total number of shares and classes of shares to be reserved for issuance under any of our or our subsidiaries’ employee stock option plan or any other equity-based incentive compensation program requires approval of a majority of not less than 75% of the voting rights attached to all issued shares present and voting at a duly convened and quorate general meeting.

Voting Agreement

On May 2, 2013, our class A shareholders entered into a voting agreement to provide for certain matters with respect to our board of directors. Pursuant to such agreement the class A shareholders agreed to vote their class A shares so that, for so long as the class A shareholders own, in the aggregate, class A shares representing at least 90% of the voting power in our company:

•	to ensure that no director who is a director of our company as of the effective date of this registration statement is removed from the board of directors other than for cause as determined under our articles of association; and

•	to procure, to the extent that they can, that the chairman of our board of directors as of the effective date of the registration statement is not removed from office unless the chairman is concurrently removed from our board of directors for cause as determined under our articles of association.

The voting agreement will expire in accordance with its terms upon the first meeting of our shareholders in 2014 at which the board of directors will be re-elected or upon the class A shareholders ceasing to own, in the aggregate, class A shares representing at least 90% of the voting power in our company.

Board of Directors

Appointment of Directors

Our articles of association provide that we may have up to twelve directors, including up to three independent directors. We refer to all directors that are not independent directors as elected directors. As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent.

Any shareholder or group of shareholders is entitled to nominate one or more individuals for election (or re-election) to our board of directors not less than 30 days prior to any general meeting at which all the elected directors are scheduled to be appointed.

Except as set out below, the elected directors are appointed by shareholder weighted voting, under which each shareholder has the right to cast among one or more nominees as many votes as the voting rights attached to its shares multiplied by a number equal to the number of elected directors to be appointed. As long as each of our class A shareholders, including our founding shareholders as well as Mail.ru, and Mitsui, alone, continues to hold 10.01% of the voting rights attached to our issued shares as of the date of this annual report, under the shareholder weighted voting set out in our articles of association for appointment of the board it effectively will have the right to appoint at least one director to serve on our board of directors. Elected directors are appointed as follows: (1) initially – until the first annual general meeting after December 31, 2013; (2) all the elected directors shall retire from office at each annual general meeting in every subsequent year following December 31, 2013; (3) all retiring elected directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the elected directors retire by electing another individual nominated to the office of elected director by any shareholder or group of shareholders by serving a notice at least 30 days prior to such general meeting, and in default the retiring elected director shall, if offering himself for re-election, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such elected director shall have been put to the meeting and not adopted. The independent directors are nominated by the board, a shareholder or group of shareholders. All independent directors are appointed by shareholder weighted voting in the same manner as voting for elected directors. The independent directors will be appointed as follows: (1) initially – until the first annual general meeting after December 31, 2013; (2) all the independent directors shall retire from office at each annual general meeting in every subsequent year following December 31, 2013; (3) all retiring independent directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the independent directors retire by electing another individual nominated by any of the board, a shareholder or a group of shareholders, and in default the retiring independent director shall, if offering himself for re-election and if he has been so nominated by the board, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such independent director shall have been put to the meeting and not adopted.

In the event that the entire board of directors is terminated by a shareholder or a group of shareholders representing at least 10.01% of the voting rights attached to our issued shares, the remaining directors will remain in office only to summon a general meeting for purposes of (1) terminating the entire board pursuant to a request of the requesting members and (2) appointing new elected directors, and new independent directors. If, for any reason, the number of directors falls below the number fixed by the articles of association as the necessary quorum for board meetings and the vacant positions are not filled as per the above procedure within 21 days, the remaining board may remain in office only to convene a general meeting, at which all directors must retire and new directors will be appointed as provided above.

Our board of directors can elect a chairman by an absolute majority of votes of all the directors provided that an affirmative vote of at least one independent director is received (for so long as class A shares are in issue and are outstanding).

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice (under our articles of association at least thirty days’ notice is required). A director may be removed from office automatically if, among other things, the director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or (b) becomes permanently incapable of performing his or her duties due to mental or physical illness or due to his or her death. If our board of directors exercises its right to appoint a director to fill in a vacancy on the board created during the term of a director’s appointment as provided in our articles of association, shareholders holding 10.01% of the voting rights attached to our issued shares may terminate the appointment of the entire board of directors. See also “—Appointment of Directors.”

Powers of the Board of Directors

Our board of directors has been granted authority to manage our business affairs and has the authority to decide, among other things, on the following:

(a)	approval of strategy, annual budget and business plan for the group;

(b)	approval of certain transactions, including material transactions (as defined in our articles of association), borrowings as well as transactions involving sale or disposition of any interest in any group company (other than QIWI plc) or all or substantially all of the assets of any group company;

(c)	any group company’s exit from or closing of a business or business segment, or a down-sizing, reduction in force or streamlining of any operation over certain thresholds as set out in our articles of association;

(d)	any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation involving any group company (other than ourselves);

(e)	entry into any agreement or transaction with a related party except for: (1) transactions in the ordinary course of business (as defined in our articles of association) on an arm’s length basis, (2) intra-group transactions, (3) transactions at a price less than U.S.$50,000 (if the price can be determined at the time the transaction is entered into);

(f)	issuance and allotment of shares by us for consideration other than cash; and

(g)	adoption of any employee stock option plan or any other equity-based incentive compensation program for our group (subject to a general meeting approving the total number of shares and classes of shares to be reserved for issuance under any such program).

Our board of directors may exercise all the powers of the Company to borrow or raise money.

Proceedings of the Board of Directors

Our board of directors meets at such times and in such manner as the directors determine to be necessary or desirable. Meetings are held in Cyprus. For as long as any class A shares are issued and outstanding, the quorum necessary for a meeting of our board of directors to be validly convened is a simple majority of the total number of the elected directors and the then existing independent directors.

A resolution at a duly constituted meeting of our board of directors is approved by an absolute majority of votes of all the directors unless a higher majority and/or affirmative vote of any independent directors is required on a particular matter. The chairman does not have a second or casting vote in case of a tie. A resolution consented to in writing will be as valid as if it had been passed at a meeting of our board of directors when signed by all the directors. A resolution consented to in writing must be approved and executed by all the directors.

Where a director has, directly or indirectly, an interest in a contract or proposed contract, that director must disclose his or her interest to the board of directors and may not vote on such contract or arrangement.

Chief Executive Officer

Our board of directors may by an absolute majority of votes of all the directors appoint a director to be our chief executive officer to be in charge and responsible for all day-to-day affairs of our group. Our chief executive officer is to be appointed for such period and on such terms as our board of directors thinks fit, and, subject to the terms of any agreement entered into in any particular case, his appointment may be terminated by our board of directors at any time. The term of appointment for our chief executive officer is until the first meeting of the board appointed after December 31, 2014. Any subsequent term of appointment shall be for a period from the date of his appointment until the first meeting of the board on the second year after the date of his appointment.

Rights Attaching to Shares

Voting rights. Each class A share has the right to ten votes at a meeting of our shareholders; and each class B share has the right to one vote at a meeting of our shareholders.

Issue of shares and pre-emptive rights. Subject to the Companies Law and our articles of association, already authorized but not yet issued shares are at the disposal of our board of directors, which may allot or otherwise dispose of any unissued shares as it may decide. All new shares and/or other securities giving right to the purchase of our shares or which are convertible into our shares must be offered before their issue to our shareholders on a pro-rata basis. If the new securities are of the same class as existing shares, the offer must first be made on a pro rata basis to the shareholders of the relevant class and, if any such new securities are not taken up by those shareholders, an offer to purchase the excess will be made to all other shareholders on a pro rata basis (provided that such pre-emption rights have not been disapplied). Our shareholders have authorized the disapplication of the right of pre-emption set out above for a period of five years from the date of the completion of our initial public offering in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs.

Conversion. At the irrevocable request of any class A shareholder, all or part of the class A shares held by such shareholder will convert into class B shares, on the basis that each class A share shall convert into one class B share, and the class B shares resulting from such conversion shall rank pari passu in all respects with the existing class B shares in issue.

In addition, class A shares will be automatically converted into class B shares, on a one-to-one basis, in the following circumstances: (1) all class A shares which are transferred by the holder, except in circumstances permitted under our articles of association, shall, immediately upon such transfer, be automatically converted into class B shares; (2) all class A shares held by a shareholder will be automatically converted into class B shares on the occurrence of a change of control (as defined in our articles of association) of the class A shareholder; and (3) all class A shares will be automatically converted into class B shares in the event that the aggregate number of class A shares constitute less than 10% of the aggregate number of class A and class B shares outstanding.

Class A shares will not convert into class B shares where: (1) the transfer is to one or more of the transferor’s wholly-owned affiliates; (2) it is approved in writing by the shareholders holding in aggregate at least 75% of the total number of class A shares in issue; or (3) the shareholder (or a group of shareholders) transferring class A shares has (or have) offered such shares to the other then existing shareholders holding class A shares, and the respective transfer is permitted; if, in the case of (2) and (3), 10% or more of the total number of class A shares in issue are transferred.

Dividends. Subject to the special voting rights of the class A shares, a shareholders’ general meeting may declare dividends, but no dividend will be paid except out of our profits. Our board of directors may set aside out of our profits such sums as it thinks proper as a reserve. The board of directors may also, without establishing a reserve, carry forward to the next year any profits it may think prudent not to distribute as a dividend. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution we pay. We have historically paid dividends in the past and currently expect that we will continue to do so from time to time in the future. Please see “Dividend Policy.”

Winding Up. If our company is wound up, the liquidator may, upon a special resolution and any other procedure prescribed by the Companies Law, (i) divide all or part of our assets among the shareholders; and (ii) vest the whole or any part of such assets in trustees for the benefit of the contributories as the liquidator shall think fit, but so that no shareholder is compelled to accept any shares or other securities with any attached liability.

Form and transfer of shares. The instrument of transfer of any share must be executed by or on behalf of the transferor and the transferee, and the transferor will be deemed to be the holder of the share until the name of the transferee is entered into the register of shareholders. Except as set out above and in our articles of association, shareholders are entitled to transfer all or any of their shares by instrument of transfer in any usual or common form or in any other form, including electronic form, which the directors may approve.

There is no limitation under Cypriot law or our articles of association on the right of non-Cypriot residents or nationals to own or vote our shares.

Relevant Provisions of Cypriot law

The liability of our shareholders is limited. Under the Companies Law, a shareholder of a company is not personally liable for the acts of the company, except that a shareholder may become personally liable by reason of his or her own acts.

As of the date of this annual report, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or depositary receipts of a Cypriot company even if such an acquisition confers on such person control over us if neither the shares nor depositary receipts are listed on a regulated market in the EEA. Neither our shares nor depositary receipts are listed on a regulated market in the EEA.

The Companies Law contains provisions in respect of squeeze-out rights. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cypriot courts not to permit the acquisition. If the offeror company already holds more than 10%, in value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then, within one month of the date of the transfer which gives the 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of the notice, require the bidder to acquire their shares and the bidder shall be bound to do so upon the same terms as in the offer or as may be agreed between them or upon such terms as the court may order.

C.	Material Contracts.

None.

D.	Exchange Controls.

Cyprus currently has no exchange control restrictions.

E.	Taxation.

The following summary of the Cypriot tax, Russian tax and United States federal income tax consequences of ownership of the ADSs is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the ADSs. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the ADSs. Each prospective holder is urged to consult its own tax adviser as to the particular tax consequences to such holder of the ownership and disposition of the ADSs, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

Material Cypriot Tax Considerations

The following discussion of material Cypriot tax considerations represents the opinion of Antis Triantafyllides & Sons LLC, our Cypriot counsel.

Tax residency

A company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. We anticipate being a company resident in Cyprus for tax purposes. Where, as with our company, the majority of the board of directors is comprised of tax residents of Russia, there may be increased risk that the company is not managed and controlled in Cyprus and, therefore, is not a tax resident in Cyprus. See also risk factor Item 3.D “Risk Factors – Risks Related to Taxation—We may be deemed to be a tax resident outside of Cyprus.”

With respect to the holders of our ADSs, such holder may be considered to be a resident of Cyprus for tax purposes in a tax year (which is the calendar year) if such holder is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that calendar year.

The holding and disposal of the ADSs by a non-tax resident will not create any tax liability in Cyprus. Non-tax residents are not liable for any tax on the disposal of shares or other securities of a Cyprus company unless the Cyprus company is the owner of immovable property situated in Cyprus.

Cyprus Resident Company

A company which is considered to be a resident for tax purposes in Cyprus is subject to corporate income tax in Cyprus, or Corporate Income Tax, on its worldwide income, taking into account certain exemptions. The rate of Corporate Income Tax in Cyprus is 12.5%.

Special defense contribution, or Cypriot Defense Tax, is levied on certain types of income of tax residents of Cyprus.

Taxation of Dividends and Distributions

Under Cyprus legislation there is no withholding tax on dividends paid to non-residents of Cyprus. The dividend will be paid free of any tax to the shareholder who will be taxed according to the laws of the country of residence or domicile of the shareholder. Holders of ADSs must consult their own tax advisors on the consequences of their domicile or residence in relation to the payment of dividends.

Tax residents of Cyprus are subject to the Cypriot Defense Tax on dividends at the rate of 20.0%. The tax is withheld by the company prior to payment by the company to the shareholder.

Taxation of Capital Gains

Cyprus capital gains tax is imposed at the rate of 20.0% only on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own such immovable property. Shares listed on any recognised stock exchange are generally excluded from capital gains tax. It is unclear whether this exception also applies to disposal of the ADSs.

Inheritance Tax

There is no Cyprus inheritance tax.

Deemed Distributions

The Cypriot Defense Tax, at a rate of 20% would be payable by the company on deemed dividends to the extent that its shareholders (both individuals and companies) are Cyprus tax residents. A Cypriot company which does not distribute at least 70% of its after tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. The Cypriot Defense Tax on deemed dividend distribution would be payable by the company to the extent such profits are attributable to Cyprus tax resident shareholders (both individuals and companies). The Cypriot Defence Tax may also be payable on deemed dividends in case of liquidation or capital reduction of the company. The company will debit such Cypriot Defense Tax paid against the profits attributable to such shareholders. The amount of deemed dividend distribution (subject to the Cypriot Defense Tax) is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to movable or immovable property (if any).

Imposition of such a tax on the company could have a material adverse effect on the group’s business, results of operations, financial condition or prospects and the trading price of the ADRs.

On September 13, 2011, the Commissioner of the Cyprus Inland Revenue Department, or the Commissioner, issued Circular 2011/10, or the Circular, which now exempts from the remit of the Cypriot Defense Tax the profits that are imputed indirectly to non-Cyprus tax-resident shareholders of a Cyprus tax-resident company, insofar as such profits are indirectly apportioned to shareholders who are ultimately non-Cyprus residents. The Circular applies to all years which have not yet been filed or examined by the Commissioner.

Tax Position of Holders of ADSs with Respect to Distributions

There is no express provision in the law on the treatment of holders of ADSs with respect to Cypriot Defense Tax on dividends nor is there any specific guidance issued by the Cypriot tax authorities on the point. We are of the view that holders of ADSs will be subject to the same treatment as holders of shares with respect to the liability of Cypriot Defense Tax on dividends and, therefore, the provision of sections “— Taxation of Dividends and Distributions” and “— Deemed Distributions” above would apply equally to the holders of ADSs.

Taxation of income and gains of the company

Gains from the disposal of securities

Any gain from disposal by the company of securities (the definition of securities includes shares and bonds of companies or legal persons wherever incorporated and options thereon) shall be exempt from Corporate Income Tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Defense Tax. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognised stock exchange.

Dividends to be received by the company

Dividend income (whether received from Cyprus resident or non-resident companies) is exempt from Corporate Income Tax in Cyprus. Dividend income from Cyprus resident companies is exempt from the Cypriot Defense Tax whereas dividend income received from non-Cypriot resident companies is exempt from the Cypriot Defense Tax provided that either (i) not more than 50.0% of the paying company’s activities result, directly or indirectly, in investment income, or (ii) the foreign tax suffered is not significantly lower than the tax rate payable in Cyprus (currently interpreted to mean an effective tax burden of at least 5.0%). If the exemption for the Cypriot Defense Tax does not apply, dividends receivable from non-Cypriot resident companies are taxed at a rate of 20.0%.

Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “active” or “passive.” Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business will be subject to Corporate Income Tax at the rate of 12.5%, after the deduction of any allowable business expenses. Any other interest income will be subject to the Cypriot Defense Tax at the rate of 30.0% on the gross amount of interest.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from Cypriot Defense Tax and only be subject to Corporate Income Tax.

Tax deductibility of expenses, including interest expense

The general principle of the Cyprus income tax law is that for an expense to be allowed as a deduction it must have been incurred wholly and exclusively for the production of income.

In accordance with a circular issued by the Cyprus tax authorities, all direct expenses relating to the income from exempt activities should be deducted from such income (i.e. disallowed for Corporate Income Tax purposes) in arriving at the income to be treated as tax exempt. All general administration expenses should be allocated to the activities of the company proportionately.

It is noted that the disposal of fixed assets or investments which generate a gain or loss of a capital nature does not constitute an activity for the purposes of apportionment of the general expenses (overheads). The holding of investments by a holding company is not treated as an activity and the specific circular should not apply. The expenses, however, which directly or indirectly relate to acquisitions/disposals of such investments should be disallowed/reduce the tax exempt income arising from the disposal.

In May 2012, the Cyprus House of Representatives enacted laws, or the Amendments, which are effective retrospectively from January 1, 2012, or the Effective Date. Prior to the Amendments, the Inland Revenue Department did not treat any interest on loans received for the acquisition of shares in other companies as a tax deductible expense. Following the Amendments and subject to the below, if a Cyprus parent company incurs an interest expense on the acquisition of shares of a company that is a 100% owned subsidiary (whether directly or indirectly and irrespective of whether the subsidiary is a Cyprus or foreign company), the interest expense will now be deductible for tax purposes by the parent company subject to the following:

(a)	the deduction will only apply if the subsidiary does not own assets that are not used in the business; and

(b)	if the subsidiary holds such assets, the deductibility of interest expense will be limited to correspond to the amount of assets used in the business.

This change is effective in respect of interest incurred on borrowings used for the purchase of shares purchased on or after the Effective Date.

Arm’s length principle

There are no specific transfer pricing rules, or any transfer pricing documentation requirements, in the Cyprus tax laws.

However, the arm’s length principle in the Cyprus income tax law requires that all transactions between related parties are carried out on an arm’s length basis, being at fair values and on normal commercial terms.

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two businesses which differ from those which would have been made between independent parties, any profits which would have accrued to one of the party had the two businesses been independent, but have not so accrued, may be included in the profits of that business and taxed accordingly.

Stamp duty

Cyprus levies stamp duty on an instrument if:

•	it relates to any property situated in Cyprus; or

•	it relates to any matter or thing which is performed or done in Cyprus.

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.03 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

A liability to stamp duty may arise on acquisition of shares and such stamp duty would be payable where the shares acquisition documents are executed in Cyprus or later brought into Cyprus as the company’s shares that underlie the shares may be considered to be Cypriot property.

The stamp duty rates are as follows:

•	for contracts with a value of €1 to €5,000, there is no stamp duty payable;

•	the stamp duty is €1.50 per thousand for contracts with a value from €5,001 to €170,000; and

•	the stamp duty is €2 per thousand for contracts with a value exceeding €170,000, with a cap of €20,000.

Any documents that do not specify values incur a stamp duty of EUR35. In cases where the stamp duty commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates.

Withholding taxes on interest

No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).

There should be no withholding tax in Cyprus on interest paid by the company to Cyprus tax resident lenders when the interest is considered as interest accruing from the ordinary carrying on of their business, or interest closely connected with the ordinary carrying on of their business.

Any payment of interest which is not considered as interest accruing from the ordinary carrying on of a business or interest income closely connected with the ordinary carrying on of a business by the company to Cypriot tax resident (both corporations and individuals) lenders shall be subject to Cypriot Defense Tax at the rate of 30.0%, whereby the company is required to withhold such tax from the interest.

Capital duty

Capital duty is payable to the Registrar of Companies in respect of the registered authorised share capital of a Cypriot company upon its incorporation and upon subsequent increases thereon.

The capital duty rates are as follows:

•	0.6% on the nominal value of the authorized share capital; and

•	€17 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

United States Federal Income Tax Considerations

The following discussion sets forth the U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. Special rules that are not discussed in the general descriptions below may also apply. In particular, the description of U.S. federal income tax consequences deals only with U.S. Holders that own our ADSs or ordinary shares as capital assets. In addition, the description of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-U.S. entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding. The following discussion does not address any tax consequences arising under the laws of any U.S. state or local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

The discussion is based on the laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect at the date of this annual report, and any of which may change, possibly with retroactive effect. Further, there can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions reached and described herein. The discussion is also based, in part, on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

In General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if either (1) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisers regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them of the ownership and disposition of our ADSs or ordinary shares.

For U.S. federal income tax purposes, U.S. Holders of ADSs generally will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, except as otherwise noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs or the underlying ordinary shares.

Holders should consult their tax advisers regarding the particular tax consequences to them of the ownership and disposition of our ADSs or ordinary shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.

Taxation of Distributions

Subject to the discussion under “— Passive Foreign Investment Companies” below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, including the full amount of any Cypriot withholding tax thereon, will be a dividend for U.S. federal income tax purposes includible in the gross income of a U.S. Holder to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will not be eligible for the dividends received deduction allowed to corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of United States federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a “dividend” for U.S. federal income tax purposes. Dividends received by individuals and other non-corporate U.S. Holders of our ADSs that are traded on Nasdaq will be eligible for beneficial rates of taxation provided we are not a PFIC during the year in which the dividend is paid or the prior taxable year and certain other requirements, including stock holding period requirements, are satisfied by the recipient. U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s (or in the case of ADSs, the Depository’s) receipt of the dividend. The amount of any dividend income paid in a foreign currency will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, U.S. holders should not be required to recognize foreign currency gain or loss in respect of dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion under “— Passive Foreign Investment Companies” below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of its ADSs in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ADSs, in each case, as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, such as individuals) or loss if, on the date of sale or disposition, such ADSs were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations.

If a Russian tax is imposed on the sale or other disposition of our ADSs or ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds before deduction of the Russian tax. See “—Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs” for a description of when a disposition may be subject to taxation by Russia. Because a U.S. Holder’s gain from the sale or other disposition of ADSs or ordinary shares will generally be U.S. source gain, a U.S. Holder may be unable to claim a credit against its U.S. federal tax liability for any Russian tax on gains. In lieu of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes, including the Russian tax, in computing taxable income, subject to generally applicable limitations under U.S. law. U.S. Holders should consult their tax advisers as to whether any Russian tax on gains may be creditable against U.S. federal income tax on foreign source income from other sources.

The surrender of ADSs in exchange for ordinary shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes, and U.S. Holders will not recognize any gain or loss upon such a surrender. A U.S. Holder’s tax basis in withdrawn shares will be the same as such holder’s tax basis in the ADSs surrendered, and the holding period of the shares will include the holder’s holding period for the ADSs.

Passive Foreign Investment Companies

In general, a non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

We do not believe that we were a PFIC for the taxable year ended December 31, 2012. We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Furthermore, it is possible that the IRS may challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs, the U.S. Holder will generally be subject to an increased amount of taxes and an interest charge, characterization of any gain from the sale or exchange of our ADSs as ordinary income, and other disadvantageous tax treatment with respect to our ADSs unless the U.S. Holder may make a mark-to-market election (as described below). Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ADSs, provided they are actively traded, defined for this purpose as being traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter, but may not be made with respect to our ordinary shares as they are not marketable stock. We anticipate that our ADSs should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ADSs makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark to market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Because a mark-to-market election cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide the information necessary for U.S. Holders of our ADSs to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ADSs, including reporting on IRS Form 8621.

Each U.S. Holder should consult its tax adviser concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market.

An individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs, if such ADSs are not held on his or her behalf by a financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders should consult their tax advisors regarding application of the information reporting rules.

Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs

The following is a summary of material Russian tax consequences relevant to the purchase, ownership and disposition of the ADSs. The summary is based on the laws of the Russian Federation in effect on the date of this annual report. All of the foregoing is subject to change, possibly on a retroactive basis, after the date of the annual report. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions and municipalities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming relief under an applicable double tax treaty. Prospective holders should consult their own advisers regarding the tax consequences of investing in the ADSs and no representations with respect to the Russian tax consequences of investing, owning or disposing of the ADSs to any particular holder is made hereby.

General

Many aspects of Russian tax law, including Russian tax rules applicable to ADSs, are subject to significant uncertainty and lack interpretive guidance. Further, the substantive provisions of Russian tax law applicable to financial instruments may be subject to more rapid and unpredictable change (including with a retroactive effect) and inconsistency than in jurisdictions with more developed capital markets or more developed taxation systems. In particular, the interpretation and application of such provisions will, in practice, rest substantially with local tax inspectorates. In practice, the interpretation of tax law by different tax inspectorates may be inconsistent or contradictory and may result in the imposition of conditions, requirements or restrictions not provided for by the existing legislation. Similarly, in the absence of binding precedents, court rulings on tax or related matters by different Russian courts relating to the same or similar circumstances may be inconsistent or contradictory.

For the purposes of this summary, a “non-resident holder” means a holder of ADSs who is:

•	an individual actually present in the Russian Federation for an aggregate period of less than 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) in any period comprising 12 consecutive months. Presence in Russia for tax residency purposes is not considered interrupted for an individual’s short term absences (of less than 6 months) from the Russian Federation for medical treatment or education. The interpretation of this definition by the Ministry of Finance of the Russian Federation suggests that for withholding tax purposes an individual’s tax residence status should be determined on the date of income payment (based on the number of Russian days in the 12-month period preceding the date of payment). The individual’s final tax liability in the Russian Federation for the reporting calendar year should be determined based on the number of days spent in the Russian Federation in such calendar year; or

•	a legal entity or organisation, in each case not organised under Russian law, which purchases, holds and/or disposes of the ADSs otherwise than through a permanent establishment in the Russian Federation (as defined by Russian tax law).

For the purposes of this summary, a “Russian resident holder” is a holder of ADSs who is not qualified to be a non-resident holder defined in the previous paragraph.

Russian tax residency rules may be affected by an applicable double tax treaty. It is anticipated that the Russian tax residency rules applicable to legal entities may change in the near future.

Non-resident holders

Generally, a non-resident holder of ADSs should not be subject to any Russian taxes in respect of distributions made by us with respect to class B shares underlying the ADSs.

Legal entities or organisations

A non-resident holder that is a legal entity or organisation generally should not be subject to any Russian taxes in respect of the purchase of the ADSs, any gain or other income realised on the sale, exchange or other disposal of the ADSs.

Individuals

A non-resident holder who is an individual should not generally be subject to Russian taxes in respect of any gains realised on the sale, exchange or other disposal of ADSs, provided that the proceeds of such sale, exchange or disposal are not received from a source within Russia.

In the event that the proceeds from a sale, exchange or disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30 % of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States—Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that less than 50% of our fixed assets consist of immovable property situated in Russia (as defined in the treaty). Because the determination of whether 50% or more of our fixed assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute 50% or more of our assets. If 50% or more of our assets were to consist of immovable property situated in Russia, the benefits of the United States - Russia double tax treaty may not be available to an ADS holder.

According to Russian tax legislation, income received from a sale, exchange or disposition of the ADSs should be treated as having been received from a Russian source if such sale, exchange or disposition occurs in Russia. Russian tax law gives no clear indication as to how to identify the source of income received from a sale, exchange or disposition of securities except that income received from the sale of securities “in Russia” will be treated as having been received from a Russian source.

The taxable base is required to be calculated in rubles and, therefore, may be affected by fluctuations in the exchange rates of the currencies used at the time of the acquisition and the sale of the ADSs, the currency of sale of the ADSs and rubles. The tax may be withheld at source from payment only if the individual acts via a professional intermediary (such as trustee, dealer, broker or other intermediary acting to the benefit of the individual holder), otherwise the non-resident individual shall be liable to file a tax return and pay the tax due.

Additionally, acquisition of the ADSs by a non-resident holder who is an individual may constitute a taxable event pursuant to provisions of the Russian Tax Code relating to the material benefit (deemed income) received by individuals as a result of acquisition of securities. If the acquisition price of the ADSs is below the lower margin of fair market value calculated under a specific procedure for the determination of market prices of securities for tax purposes, the difference may be subject to the Russian personal income tax at a rate of 30% (arguably, this would be subject to reduction or elimination under the applicable double tax treaty).

As noted above with respect to the disposal of the ADSs, under Russian tax legislation, taxation of the income of non-resident holders who are individuals will depend on whether this income would be assessed as received from Russian or non-Russian sources. Although Russian tax legislation does not contain any provisions on how the related material benefit should be sourced, the tax authorities may infer that such income should be considered as Russian source income if the ADSs are purchased “in Russia”. In the absence of any additional guidance as to what should be considered as a purchase of securities “in Russia”, the Russian tax authorities may apply various criteria in order to determine the source of the related material benefit, including looking at the place of conclusion of the acquisition transaction or other similar criteria.

Certain tax deductions may be available for non-resident holders who are individuals provided the conditions stipulated by the Russian Tax Code are met.

Non-resident holders who are individuals should consult their own tax advisors with respect to the tax consequences arising as a result of acquisition or disposition of the ADSs and the receipt of proceeds from source within the Russian Federation in respect of such disposition.

Double Tax Treaty Procedures

Where a non-resident holder of ADSs receives income from a Russian source, the Russian tax (if applicable under Russian domestic tax law) may be reduced or eliminated in accordance with the provisions of a double tax treaty. Advance treaty relief should be available for those eligible, subject to the requirements of the laws of Russia. In order for a non-resident holder to benefit from the applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty for which benefits are claimed. Currently, a non-resident holder is required to provide a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalised, and translated into Russian). The tax residency confirmation needs to be renewed on an annual basis, and provided before the first payment of income in each calendar year. In addition, a non-resident who is an individual must provide appropriate documentary proof of tax payments outside of Russia on income with respect to which treaty benefits are claimed. Because of the uncertainties regarding the form and procedures for providing such documentary proof, individuals, in practice, may not be able to obtain advance treaty benefits on receipt of proceeds from a source within Russia, and it can be extremely difficult to obtain a refund.

Non-resident holders should consult their own tax advisers regarding possible tax treaty relief and procedures for obtaining such relief with respect to any Russian taxes imposed on proceeds received from a disposition of the ADSs.

Refund of Tax Withheld

If double tax treaty relief is available but Russian tax has nevertheless been withheld at the source of payment, an application for the refund of the taxes withheld may be made within three years from the end of the tax period in which the tax was withheld for non-resident holders.

In order to obtain a refund, the non-resident holder is required to file with the Russian tax authorities, among other documents, a duly notarised, apostilled and translated certificate of tax residence issued by the competent tax authority of the relevant treaty country at the time the income was paid, as well as documents confirming receipt of such income and the withholding of Russian tax. In addition, a non-resident holder who is an individual is required to provide appropriate documentary proof of tax payments made outside of Russia with respect to which such tax refund is claimed. The supporting papers shall be provided within one year after the year to which the treaty benefits relates for non-resident holders who are individuals.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code. Obtaining a refund of Russian tax withheld may be a time consuming process and can involve considerable practicable difficulties.

Prospective non-resident holders should consult their own tax advisors should they need to obtain a refund of Russian taxes withheld on any payments received with respect to the ADSs.

Resident holders

A Resident holder will generally be subject to all applicable Russian taxes in respect of the purchase of the ADSs and income received on the ADSs, including gains from their sale, exchange or other disposition.

Resident holders should consult their own tax advisers with respect to their tax position regarding the ADSs.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statements by Experts.

Not applicable.

H.	Documents on Display.

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-187579), as amended, including the prospectus contained therein, to register our Class B ordinary shares. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-188006) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public

Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

I.	Subsidiary Information.

Not applicable.

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk

The main risks that could adversely affect our financial assets, liabilities or future cash flows are interest rate risk, foreign exchange risk, liquidity and capital management risks and credit risk. Our management reviews and supports policies for managing each of the risks summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Our income and operating cash flows are substantially independent of changes in market interest rates, because we have no significant interest-bearing assets or liabilities except for borrowings with a fixed interest rate. We used fixed rate instruments in 2011, 2012 and 2013.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in our statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

Out net assets in foreign currencies were not significant. Taking into account the structure of our net assets and the exchange rates fluctuations in 2011, 2012 and 2013, we evaluated foreign exchange risk as not significant.

Liquidity risk and capital management

We use cash from shareholders’ contributions, have sufficient cash and do not have any significant outstanding debt other than interbank debt with short maturities (classified as due from banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. We expect that agents’ deposits will continue to be offset against future payments and not be called by the agents. Amounts due to customers and amounts due to banks and trade and other payables are due on demand.

According to the requirements of the CBR, Qiwi Bank’s capital calculated based on Russian accounting standards may not be less than 10% of assets adjusted by risk. As of December 31, 2013, Qiwi Bank’s capital as a percentage of assets adjusted by risk was 11% as compared to 14% as of December 31, 2012, thereby exceeding the required level in each respective period. Qiwi Bank monitors the fulfillment of these requirements on a daily basis and sends a report to CBR on a monthly basis. During 2012 and 2013 Qiwi Bank met the capital adequacy requirements of the CBR.

As of December 31, 2013, the capital adequacy coefficient adjusted by risk calculated in accordance with the 1988 Basel Capital Accord consisted of 31%, as compared with 26% as of December 31, 2012 and 114% as of December 31, 2011, which exceeded the minimum level established by the agreement of 8%.

We manage our capital structure and make adjustments to it in light of changes in economic conditions. Capital includes share capital, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may return capital to shareholders or issue new shares. Currently, we require capital to finance our growth, but we generate sufficient capital from our operations. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2013.

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Long-term and short-term borrowings	110	—	1	109
Trade and other payables	16,769	16,769	—	—
Amounts due to customers and amounts due to banks	831	831	—	—

Total as of December 31, 2013	17,710	17,600	1	109

Credit risk

Financial assets, which potentially subject us and our subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and, short-term investments. We sell services on a prepayment basis or ensures that our receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. Our receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and are primarily secured by collateral, which includes pledge of agents’ assets and guarantees. This collateral does not meet recognition criteria under IFRS and may be insufficient to cover the receivables, but is taken into account when assessing the impairment of related receivables and loans. We hold cash primarily with reputable Russian and international banks including Central Bank of Russia, which management considers to have minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those of the banks in more developed markets. Our short-term investments include fixed-rate debt instruments insured by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables. The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

	Trade and other receivables			Revenue
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2011	As of December 31, 2012	As of December 31, 2013	2011	2012	2013
Top 5	41%	60%	33%	45%	24%	16%
Others	59%	40%	67%	55%	76%	84%

Collection of receivables could be influenced by economic factors. Management believes that there is no significant risk of loss to us beyond the allowance already recorded.

ITEM 12. Description of Securities Other Than Equity Securities

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Fees and Expenses

Persons depositing or withdrawing class B shares or ADS holders must pay:	For:

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of class B shares or rights or other property

Persons depositing or withdrawing class B shares or ADS holders must pay:	For:

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

U.S.$0.05 (or less) per ADS	• Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been class B shares and the class B shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

U.S.$0.05 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of class B shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw class B shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing class B shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-based services until its fees for these services are paid.

From time to time, the depositary may make payments to us to reimburse and/or class B share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon this evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this report, we have increased and strengthened our IFRS team, which we believe has improved the quality of internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. Audit Committee Financial Expert

Our board of directors has determined that Mr. Marcus Rhodes is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Rhodes satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

ITEM 16B. Code of Ethics

We have adopted a Code of Ethics and Business Conduct that applies to all our employees, officers and directors, including our chief executive officer, our chief financial officer and our principal accounting officer. Our Code of Ethics and Business Conduct is available on our website at www.qiwi.ru.

ITEM 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2012	2013
	(in RUB millions)
Audit Fees	18	28
Audit Related Fees	52	26
Tax Fees	2	2
All Other Fees	4	3
Total	76	59

Audit Fees

Audit fees in 2012 and 2013 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees are in 2012 and 2013 were related to professional services rendered in connection with our IPO.

Tax Fees

Tax fees in 2012 and 2013 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2012 and 2013 relate to services in connection with corporate compliance matters.

Pre-Approval Policies and Procedures

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

The Company relies on an exemption in in connection with its initial public offering pursuant to Rule 10A-3(b)(1)(iv)(A) of the Securities Exchange Act in connection with Mr. Andrey Romanenko’s membership on the audit committee.

The NASDAQ listing rules mandated by Rule 10A-3(b) of the Exchange Act require, among other things, that each member of the audit committee be independent. A company listing in connection with its initial public offering may phase in its compliance with the independent committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) of the Exchange Act. Accordingly, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent committee requirements as follows: (1) one independent member at the time of listing; (2) a majority of independent members within 90 days of listing; and (3) all independent members within one year of listing.

Immediately after our initial public offering, our audit committee consisted of Messrs. Verdi Israelyan, Andrey Romanenko and Marcus Rhodes, and within 90 days, our audit committee consisted of Messrs. Dmitry Pleskonos, Andrey Romanenko and Marcus Rhodes. Our audit committee currently consists of Messrs. Nilesh Lakhani, Dmitry Pleskonos, Andrey Romanenko and Marcus Rhodes. Mr. Lakhani, Pleskonos and Rhodes meet the independence standards of NASDAQ Listing Rule 5605(a)(2) and satisfied the criteria for independence set forth in Section 10A(m)(3) of the Exchange Act. Within one year from the date of effectiveness of our Registration Statement on Form F-1, as required by Rule 10A-3(b)(1)(iv)(A), we intend for all members of our audit committee to qualify as independent members of the audit committee.

We do not believe that our reliance on the temporary exemption permitted by Rule 10A-3(b)(1)(iv)(A) materially adversely affects the ability of our audit committee to act independently or to satisfy the requirements of Rule 10A-3 under the Exchange Act.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F. Change in Registrant’s Certifying Accountant

None.

ITEM 16G. Corporate Governance

Our corporate affairs are governed by our memorandum and articles of association and the provisions of applicable Cyprus law, including the Companies Law and common law. The Companies Law differs from laws applicable to U.S. corporations and their shareholders. The following table provides a comparison between certain statutory provisions of the Companies Law (together with the provisions of our articles of association) and the Delaware General Corporation Law relating to shareholders’ rights.

Cyprus	Delaware

Shareholder Meetings
May be held at such time or place as specified in the relevant notice given in accordance with the Companies Law and articles of association by the board of directors if a general meeting is called by the board or by shareholders if called by such shareholders in accordance with the Companies Law.	Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws.

May be held in or outside Cyprus.	May be held inside or outside Delaware.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s Voting Rights
Any person authorized to vote at a general meeting may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

The articles of association shall specify the number of the shareholders to constitute a quorum. Further to the Companies Law, three members personally present shall be a quorum unless the articles of association of the company do not make other provision to this effect. Further to our articles of association the quorum shall be 50.01% of the voting rights attached to our issued shares present and voting in person or by proxy at a duly convened general meeting.	The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

When the share capital is divided into different classes of shares separate voting takes place for each class of shares the rights of which are effected by the change. In accordance with the Companies Law, the decision is passed by a majority of two thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority of at least half of the issued share capital is	Generally, a certificate of incorporation may be amended by the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. Shareholders generally have the right to amend the corporation’s bylaws, but the certificate of incorporation may instead confer this right on the directors of the corporation. Except as provided in the certificate of incorporation, changes in the rights of shareholders as set forth in the certificate of incorporation require approval of a majority of its shareholders.

represented. Under our articles of association, the decision is passed by a resolution of seventy five per cent vote of the holders of the shares of the relevant class, with the sanction of a special resolution of a general meeting of our shareholders.

The articles of association may provide for cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.

Directors
Under the Companies Law the board must consist of at least two members.	Board must consist of at least one member.

Under the articles of association, the board shall consist of up to twelve directors. A change in the number of directors shall be determined by the general meeting of the shareholders.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Under the Companies Law, directors can be appointed by either the general meeting of shareholders or board of directors. Our articles of association provide for a specific procedure of electing directors.	Unless otherwise specified in the certificate of incorporation or bylaws, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors.

Under the Companies Law, directors can be removed by an ordinary resolution of the general meeting of shareholders. In addition, our articles of association provide that if the board of directors exercises its right to appoint a director to fill a vacancy on the board, members representing 10.01% of the voting rights attached to our issued shares may, subject to following a specific procedure, terminate the appointment of the board.	Barring certain exceptions, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority, or in some cases the supermajority, of the shares entitled to vote at an election of directors.

As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent. Under the Companies Law, directors do not have to be independent. Further to the articles of association, the Board shall contain up to 3 independent directors.	Directors do not have to be independent.

Fiduciary Duties
Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the company.	Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director act in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Under the Companies Law, the directors have to declare the nature of their interest (either direct or indirect) in transactions at a meeting of the directors of the company. Under our articles of association, directors may not vote on a matter in which they have an interest even if the director has disclosed any interests in the transaction.	Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction

Actions by Written Consent
A unanimous written resolution of all directors will be as valid as if it had been passed at a duly convened meeting of the board of directors.	A written consent of the directors must be unanimous to take effect

A unanimous written resolution of all shareholders will be as valid as if it had been passed at a duly convened general meeting.	Unless otherwise provided in the certificate of incorporation, any action to be taken at any shareholder meeting may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted.

Business Combinations
Dissolution of the company, assuming it is solvent, requires a resolution of the board of directors and a special resolution of the general meeting.	Completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.
Sale, lease or exchange of assets require a resolution of the board of directors.

Completion of a merger or consolidation requires a resolution of the board of directors and a special resolution of the general meeting.	Business combinations with interested shareholders require a special shareholder vote.

Depending on the form of a relevant combination it requires a board of directors’ resolution at which the directors related to interested shareholders have no right to vote and/or a special resolution of the general meeting at which the interested shareholders would not be precluded from voting.

Shareholder’s Derivative Actions
In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.	A shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

The complaint shall set forth with particularity the efforts of the plaintiff to obtain the action by the board or the reasons for not making such effort.

Such action shall not be dismissed or compromised without the approval of the Chancery Court.

If we were a Delaware corporation, a shareholder whose shares were cancelled in connection with our dissolution, would not be able to bring a derivative action against us after the class B shares have been cancelled.

ITEM 16H. Mine Safety Disclosure

Not applicable.

PART III

ITEM 17. Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18. Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19. Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 3.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.4	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

3.1	Form of Voting Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd. (incorporated by reference to Exhibit 4.4 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLC

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc and its subsidiaries

Report of independent registered public accounting firm

The Board of Directors and members of QIWI plc

We have audited the accompanying consolidated statements of financial position of QIWI plc as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of QIWI plc as of December 31, 2012 and 2013, and of its financial performance and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and IFRS as published by the IASB.

/s/ Ernst & Young LLC
Moscow, Russia
March 12, 2014

QIWI plc

Consolidated statement of financial position

As of December 31, 2013

(in thousands of Rubles, except per share data)

	Notes	As of December 31, 2012	As of December 31, 2013
Assets
Non-current assets
Property and equipment	11	105,653	307,500
Goodwill and other intangible assets	12, 13	1,975,930	2,405,645
Long-term debt instruments	31	616,473	1,376,862
Long-term loans	14	185,384	10,637
Investments in associates	7	100,436	—
Deferred tax assets	27	101,805	183,333
Other non-current assets	17	16,377	38,394

Total non-current assets		3,102,058	4,322,371

Current assets
Trade and other receivables	15	3,437,671	2,772,297
Short-term loans	14	324,086	65,430
Short-term debt instruments	31	1,751,119	1,635,291
Prepaid income tax		37,835	60,537
VAT and other taxes receivable		19,511	12,478
Cash and cash equivalents	16	9,943,160	11,636,913
Other current assets	17	93,334	159,264

Total current assets		15,606,716	16,342,210

Total assets		18,708,774	20,664,581

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	18	904	907
Additional paid-in capital		1,876,104	1,876,104
Other reserve		101,124	337,254
Retained earnings		569,317	573,604
Translation reserve		705	10,757

Total equity attributable to equity holders of the parent		2,548,154	2,798,626

Non-controlling interest		(49,311)	(94,766)

Total equity		2,498,843	2,703,860

Non-current liabilities
Long-term borrowings	19	38,762	109,351
Long-term deferred revenue		43,605	31,629
Deferred tax liabilities	27	44,065	58,630
Other non-current liabilities		—	7,625

Total non-current liabilities		126,432	207,235

Current liabilities
Short-term borrowings	19	26,105	635
Trade and other payables	20	14,934,194	16,768,973
Amounts due to customers and amounts due to banks	21	944,549	831,226
Income tax payable		9,558	10,823
VAT and other taxes payable		138,742	95,403
Deferred revenue		30,048	46,233
Other current liabilities		303	193

Total current liabilities		16,083,499	17,753,486

Total equity and liabilities		18,708,774	20,664,581

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2013

(in thousands of Rubles, except per share data)

		Year ended December 31
	Notes	2011	2012	2013

Revenue	22	8,158,097	8,911,438	11,666,050
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	23	5,572,609	5,454,288	6,396,499
Selling, general and administrative expenses	24	1,543,688	1,838,797	2,607,718
Depreciation and amortization	11, 12	140,598	129,051	113,100
Impairment of intangible assets and goodwill	12, 13	—	3,636	5,479

Profit from operations		901,202	1,485,666	2,543,254

Gain on bargain purchase	5.2	14,765	—	—
Gain/(loss) from disposal of subsidiaries		7,024	(1,027)	—
Change in fair value of derivative financial assets		—	(328)	—
Other income		9,620	16,669	20,615
Other expenses	25	(73,182)	(28,738)	(20,089)
Foreign exchange gain/(loss), net		(12,083)	(21,126)	8,021
Share of loss of associates	7	(22,926)	(13,236)	(78,896)
Impairment of investment in associates	7	—	—	(21,540)
Interest income	22	6,146	25,510	22,204
Interest expense	22	(4,064)	(7,520)	(28,686)

Profit before tax from continuing operations		826,502	1,455,870	2,444,883

Income tax expense	27	(240,523)	(407,729)	(609,509)

Net profit from continuing operations		585,979	1,048,141	1,835,374

Discontinued operations
Loss from discontinued operations	8	(156,255)	(240,363)	—

Net profit		429,724	807,778	1,835,374

Attributable to:
Equity holders of the parent		519,993	910,138	1,873,226
Non-controlling interests		(90,269)	(102,360)	(37,852)

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		2,907	2,477	4,561

Total comprehensive income, net of tax		432,631	810,255	1,839,935

Attributable to:
Equity holders of the parent		524,451	912,095	1,883,278
Non-controlling interests		(91,820)	(101,840)	(43,343)

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	10	10.00	17.50	36.00
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	10	11.46	20.72	36.00

Diluted, profit attributable to ordinary equity holders of the parent	10	10.00	17.50	35.70
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	10	11.46	20.72	35.70

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated cash flow statement

for the year ended December 31, 2013

(in thousands of Rubles, except per share data)

		Year ended December 31
	Notes	2011	2012	2013
Cash flows from operating activities
Profit before tax from continuing operations		826,502	1,455,870	2,444,883
Loss before tax from discontinued operations	8	(137,568)	(233,535)	—

Profit before tax		688,934	1,222,335	2,444,883

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	11, 12	156,586	137,101	113,100
Loss/(gain) on disposal of property, plant and equipment		5,321	(91)	12,739
Impairment of investment in associates	7	—	—	21,540
Impairment of intangible assets and goodwill	12	8,225	3,636	5,479
Foreign exchange loss (gains), net		32,738	(22,770)	(8,021)
Interest expense/(income), net	22	(130,646)	(243,490)	(346,013)
Bad debt expense/(recovery)	14, 15	97,426	211,030	266,711
Loss/(gain) on loans issued at rate different from market	25	30,993	(8,042)	—
Change in financial assets at fair value through profit or loss	31	—	328	—
Gain from disposal of subsidiaries and discontinued operations	8	(39,859)	(45,519)	—
Loss recognized in remeasurement of fair value before classification as assets held for sale	8	—	167,333	—
Share of profit for the period attributable to non-controlling interest and accounted for as a liability	25	16,609	24,298	—
Loss on acquisition of non-controlling interest classified as a liability	25	12,252	—	—
Gain on bargain purchase	5.2	(14,765)	—	—
Share of loss of associates	7	28,740	13,236	78,896
Share-based payments	32	—	65,718	230,937
Other		11,910	3,588	4,609

Operating profit before changes in working capital		904,464	1,528,691	2,824,860
(Increase)/decrease in trade and other receivables		(703,506)	(1,028,028)	508,751
Decrease in rent prepayment		225,700	—	—
Increase in other assets		(45,302)	(8,741)	(92,553)
Increase/(decrease) in amounts due to customers and amounts due to banks		152,309	(490,038)	(102,750)
Increase in accounts payable and accruals		1,575,986	4,041,454	1,593,765
Loans (issued)/repaid from banking operations		(39,518)	(324,199)	257,194

Cash generated from operations		2,070,133	3,719,139	4,989,267
Interest received		174,409	170,904	467,205
Interest paid		(6,088)	(6,608)	(24,194)
Income tax paid		(189,650)	(384,281)	(706,512)

Net cash flow from operating activities		2,048,804	3,499,154	4,725,766

Cash flows from investing activities
Acquisitions of shares in subsidiaries, net of cash acquired	5.1, 5.2	(11,955)	(1,062)	(44)
Payment for assignment of loans		—	—	(90,750)
Net cash inflow on disposal of subsidiaries	8	1,166	12,931	4,000
Purchase of property and equipment		(90,906)	(35,587)	(182,823)
Proceeds from sale of property and equipment		5,093	5,349	6,848
Purchase of intangible assets		(47,941)	(42,229)	(192,385)
Loans issued		(23,576)	(17,752)	(24,508)
Repayment of loans issued		2,985	33,638	29,715
Purchase of debt instruments		(635,011)	(1,649,547)	(2,862,535)
Proceeds from settlement of debt instruments		1,143,750	289,500	2,111,902
Purchase of investments in associates	7	(4,240)	(92,859)	—

Net cash (used in)/generated from investing activities		339,365	(1,497,618)	(1,200,580)

Cash flows from financing activities
Proceeds from borrowings		48,221	52,253	34,068
Repayment of promissory notes issued		(8,421)	(16,297)	—
Repayment of borrowings		(15,916)	(3,395)	(2,526)
Proceeds from/(disbursements of) from overdraft facilities, net		2,132	(47,452)	—
Transactions with non-controlling interest	6	9,748	10,340	—
Other financing		(22,177)	—	—
Dividends paid to owners of the Group	26.1	(424,720)	(865,687)	(1,881,082)
Dividends paid to non-controlling shareholders	26.1	(60,803)	(914)	(2,098)
Compensation from underwriters	26.2	—	—	72,836
Distribution of underwriters’ commission	26.2	—	—	(67,643)
Net cash used in financing activities		(471,936)	(871,152)	(1,846,445)
Effect of exchange rate changes on cash and cash equivalents		2,327	2,335	15,012

Net increase in cash and cash equivalents		1,918,560	1,132,719	1,693,753

Cash and cash equivalents at the beginning of year	16	6,891,881	8,810,441	9,943,160

Cash and cash equivalents at the end of year	16	8,810,441	9,943,160	11,636,913

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2013

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital		Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
		Number of shares issued and outstanding	Amount

As of December 31, 2012	18	52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

Profit (loss) for the year		—	—	—	—	1,873,226	—	1,873,226	(37,852)	1,835,374
Foreign currency translation		—	—	—	—	—	10,052	10,052	(5,491)	4,561

Total comprehensive income		—	—	—	—	1,873,226	10,052	1,883,278	(43,343)	1,839,935

Share-based payments	32	—	—	—	230,937	—	—	230,937	—	230,937
Exercise of options	32	118,794	3	—	—	—	—	3	—	3
Reimbursement of expenses from the underwriters	26.2	—	—	—	72,836	—	—	72,836	—	72,836
Non-proportional distribution of the reimbursement from the underwriters	26.2	—	—	—	(67,643)	—	—	(67,643)	—	(67,643)
Dividends (35.86 per share)	26.1	—	—	—	—	(1,868,939)	—	(1,868,939)	—	(1,868,939)
Dividends to non-controlling interest	26.1	—	—	—	—	—	—	—	(2,112)	(2,112)

As of December 31, 2013		52,118,794	907	1,876,104	337,254	573,604	10,757	2,798,626	(94,766)	2,703,860

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity (continued)

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital		Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
		Number of shares issued and outstanding	Amount

As of December 31, 2011	18	15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

Profit (loss) for the year		—	—	—	—	910,138	—	910,138	(102,360)	807,778
Foreign currency translation		—	—	—	—	—	1,957	1,957	520	2,477

Total comprehensive income		—	—	—	—	910,138	1,957	912,095	(101,840)	810,255

Split of shares	18	51,285,000	—	—	—	—	—	—	—	—
Issue of share capital	18	700,000	14	—	—	—	—	14	—	14
Share-based payments	32	—	—	—	65,718	—	—	65,718	—	65,718
Disposal of subsidiaries	8	—	—	—	—	—	(7,267)	(7,267)	132,718	125,451
Contribution from non-controlling interest without change in ownership	6	—	—	—	2,595	—	—	2,595	7,745	10,340
Dividends (16.67 per share)	26.1	—	—	—	—	(866,900)	—	(866,900)	—	(866,900)
Dividends to non-controlling interest	26.1	—	—	—	—	—	—	—	(914)	(914)

As of December 31, 2012	18	52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity (continued)

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital		Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
		Number of shares issued and outstanding	Amount

As of December 31, 2010	18	15,000	890	1,876,104	5,909	422,623	1,557	2,307,083	41,250	2,348,333

Profit (loss) for the year		—	—	—	—	519,993	—	519,993	(90,269)	429,724
Foreign currency translation		—	—	—	—	—	4,458	4,458	(1,551)	2,907

Total comprehensive income		—	—	—	—	519,993	4,458	524,451	(91,820)	432,631

Share in changes in equity of associates	7	—	—	—	31,508	—	—	31,508	—	31,508
Transactions with non-controlling interest in subsidiaries	6	—	—	—	(1,555)	—	—	(1,555)	10,669	9,114
Acquisition of subsidiaries		—	—	—	—	—	—	—	(1,287)	(1,287)
Other changes in equity		—	—	—	(3,051)	—	—	(3,051)	8,850	5,799
Dividends (8.01 per share)	26.1	—	—	—	—	(416,537)	—	(416,537)	—	(416,537)
Dividends to non-controlling interest	26.1	—	—	—	—	—	—	—	(54,682)	(54,682)

As of December 31, 2011	18	15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2013

(in thousands of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (formerly known as QIWI limited) (the Company, QIWI) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, office 203 P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of Qiwi plc and its subsidiaries for the year ended December 31, 2013 were authorized for issue by Board of Directors on February 28, 2014.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia, Kazakhstan, Moldova, Belarus, Romania, United States of America (USA) and United Arab Emirates (UAE) and maintain banking activity supporting processing of payments.

The Company was founded as a holding company as a part of the business combination transaction in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey and ZAO e-port Groups of entities were brought together by way of contribution to the Company. The transaction was accounted for as a business combination in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey was identified as the acquirer.

During 2013 year QIWI plc completed initial public offering (May 2, 2013) of 13,473,808 and secondary offering of 9,427,546 (October 1, 2013) of Class B Shares in the form of American Depositary Shares (ADS).

All of the ADSs were offered by selling shareholders. QIWI did not receive any proceeds from the offerings.

None of the direct or indirect shareholders has control over the Company. Therefore there is no ultimate parent of the Group.

Information on the Company’s principal subsidiaries is disclosed in Note 6.

2.	Principles underlying preparation of consolidated financial statements

2.1	Basis of preparation

The consolidated financial statements are prepared on a historical cost basis, except for derivative financial instruments that have been measured at fair value. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest thousand (RUB (000)) except when otherwise indicated.

The Group’s subsidiaries maintain and prepare their accounting records and prepare their statutory accounting reports in accordance with domestic accounting legislation. Standalone financial statements of subsidiaries are prepared in their respective functional currencies (see Note 3.3 below).

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.1	Basis of preparation (continued)

In accordance with European regulation No 1606/2002 dated July 19, 2002, the 2013 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/ index_en.htm). Comparative figures are presented for 2011 and 2012 compiled using the same basis of preparation. For the reported periods, there are no differences as applies to the Group between the accounting standards and interpretations endorsed by the European Union and the standards and interpretations published by the International Accounting Standards Board (IASB). Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB. These consolidated financial statements are based on the underlying accounting records appropriately adjusted and reclassified for fair presentation in accordance with IFRS. IFRS adjustments include and affect but not limited to such major areas as consolidation, revenue recognition, accruals, deferred taxation, fair value adjustments, business combinations and impairment.

The Group adopted IFRS as approved by the IASB and EU (see above) by applying IFRS 1 First-Time Adoption of International Financial Reporting Standards in its first IFRS financial statements for the year ended December 31, 2008, with January 1, 2007 being its date of transition to IFRS. At the time of adoption, IFRS 1 requires a first-time adopter to disclose reconciliations that give sufficient detail to enable users to understand the material adjustments to the balance sheet and requires reconciliations of equity reported under previous GAAP to its equity under IFRS. At the time of adoption of IFRS, the Company’s primary operations were in Russia and the CIS. The Company did not previously prepare consolidated financial statements and concluded that a reconciliation of its IFRS consolidated financial statements to the Company’s parent company separate financial statements would not be meaningful. IFRS 1 First-Time Adoption of International Financial Reporting Standards allows first-time adopters certain exemptions from the general requirement to apply IFRS as effective for December 2007 year-end retrospectively. The Group has applied the following exemption: cumulative currency translation differences for all foreign operations were deemed to be zero as of January 1, 2007.

IFRS 1 also prohibits retrospective application of some aspects of other IFRSs. In this respect, the estimates at the date to transition to IFRS are consistent with those made for the same dates in accordance with local GAAP by the Group’s subsidiaries (after adjustments to reflect any differences in accounting policies).

The Group applied no other exemptions either allowed or required by IFRS 1.

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of QIWI plc and its subsidiaries as of December 31 each year.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

•	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),

•	Exposure, or rights, to variable returns from its involvement with the investee, and

•	The ability to use its power over the investee to affect its returns.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.2	Basis of consolidation (continued)

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee.

•	Rights arising from other contractual arrangements.

•	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra-group transactions are eliminated in full, except for the foreign exchange gains and losses arising on intra-group loans.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

Acquisitions and disposals of non-controlling interests are accounted for as equity transactions. Written put options over non-controlling interests acquired for no consideration separately from the business combination are recognized as a financial liability at acquisition date, with an offset to Other reserves. The financial liability is measured at the fair value of its redemption amount. All subsequent changes in the carrying amount of the financial liability are recognized in the parent’s profit or loss. The exercise of such put options is accounted for as an acquisition of non-controlling interest: the Group derecognizes the financial liability and recognizes an offsetting credit in equity, using the same component of Other reserves. If the put option expires unexercised, the financial liability is reclassified to Other reserves.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary.

•	Derecognises the carrying amount of any non-controlling interests.

•	Derecognises the cumulative translation differences recorded in equity.

•	Recognises the fair value of the consideration received.

•	Recognises the fair value of any investment retained.

•	Recognises any surplus or deficit in profit or loss.

•	Reclassifies the parent’s share of components previously recognised in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Group had directly disposed of the related assets or liabilities.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies

The accounting policies adopted are consistent with those of the previous financial years except for the changes described below. The Group has adopted the following new and amended IFRS and IFRIC interpretations as of January 1, 2013:

Standard	Content of change	Impact

IFRS 10 Consolidated Financial Statements	Single control model that applies to all entities including special purpose entities. Changed definition of control.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 11 Joint Arrangements	Option to account for jointly controlled entities (JCEs) using proportionate consolidation has been removed. Instead, JCEs that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 12 Disclosure of Interests in Other Entites	Requirements for disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities in accordance with the amended requirements of IAS 27, IAS 28, IFRS 10, and IFRS 11.	The changes did not have any significant effect on the Company’s financial position or financial results.

IFRS 13 Fair value management	Single source of guidance under IFRS for all fair value measurements.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 1 Presentation of Financial Statements	Presentation of items of Other Comprehensive Income: requirement to disclose separately the items that could be reclassified to profit or loss at a future point of time and the items that will never be reclassified.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 1 Clarification of the requirements for comparative information	Clarification of the requirement for comparative information: clarifying difference between voluntarily additional comparative information and minimum required comparative information.	The changes did not have any significant effect on the Company’s financial position or financial results.

IAS 19 Employee Benefits	Option to defer the recognition of changes in net defined benefit liability has been eliminated. Amendments to disclosure requirements.	The changes did not have any significant effect on the Company’s financial position or financial results.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued by the IASB but not yet effective and not yet adopted by EU

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements and not yet endorsed in EU are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Company intends to adopt these standards when they become effective.

Standard	Content of change	Impact and effective date

IFRS 9 Financial Instruments: Classification and Measurement	IFRS 9 as issued reflects the first phase of the IASBs work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets.	The standard is effective for annual periods beginning on or after January 1, 2015. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will likely have no impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases, when issued, to present a comprehensive picture.
Hedge accounting

The amendments introduced a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements. The most significant improvements apply to those that hedge non-financial risk, and so these improvements are expected to be of particular interest to non-financial institutions.

Own credit

As part of the amendments, the changes introduced also enable entities to change the accounting for liabilities that they have elected to measure at fair value, before applying any of the other requirements in IFRS 9. This change in accounting would mean that gains caused by a worsening in an entity’s own credit risk on such liabilities are no longer recognised in profit or loss. These amendments will facilitate earlier application of this long-awaited improvement to financial reporting.

IAS 36 Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets	These amendments remove the unintended consequences of IFRS 13 on the disclosures required under IAS 36. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which impairment loss has been recognized or reversed during the period.

These amendments are effective retrospectively for annual periods beginning on or after January 1, 2014 with earlier application permitted,

provided IFRS 13 is also applied. The Company does not expect the amendments to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued by the IASB but not yet effective and not yet adopted by EU (continued)

Standard	Content of change	Impact and effective date

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.	These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

IAS 32 Offsetting Financial Assets and Financial Liabilities	These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting.	These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

IAS 19 Employee Benefits entitled Defined Benefit Plans: Employee Contributions	These narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service.	These amendments are effective for annual periods beginning on or after July 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting	These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria.	These amendments are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

IFRS 14 Regulatory Deferral Accounts	IFRS 14 allows rate-regulated entities to continue recognising regulatory deferral accounts in connection with their first-time adoption of IFRS. Existing IFRS preparers are prohibited from adopting this standard. Entities that adopt IFRS 14 must present the regulatory deferral accounts as separate line items on the statement of financial position and present movements in these account balances as separate line items in the statement of profit or loss and other comprehensive income. The standard requires disclosures on the nature of, and risks associated with, the entity’s rate regulation and the effects of that rate regulation on its financial statements.	These amendments are effective for annual periods beginning on or after January 1, 2016 with earlier application permitted. The Company does not expect the amendments to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued by the IASB but not yet effective and not yet adopted by EU (continued)

Standard	Content of change	Impact and effective date

IFRIC 21 Levies

IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached.

IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Company does not expect the amendments to have a material impact on its future financial statements.

Management of the Company has not completed the assessment of the impact of Standards and Interpretations not yet effective as of December 31, 2013 on the Company’s accounting policies.

Annual Improvements to IFRSs 2010-2012 Cycle

Annual Improvements to IFRSs 2010-2012 Cycle is a collection of amendments to IFRSs in response to eight issues addressed during the 2010-2012 cycle for annual improvements to IFRSs. It includes the following amendments:

•	IFRS 2 Share-based Payment: Definition of vesting condition.

•	IFRS 3 Business Combinations: Accounting for contingent consideration in a business combination.

•	IFRS 8 Operating Segments: Aggregation of operating segments.

•	IFRS 8 Operating Segments: Reconciliation of the total of the reportable segments’ assets to the entity’s assets.

•	IFRS 13 Fair Value Measurement: Short-term receivables and payables.

•	IAS 16 Property, Plant and Equipment: Revaluation method – proportionate restatement of accumulated depreciation.

•	IAS 24 Related Party Disclosures: Key management personnel.

•	IAS 38 Intangible Assets: Revaluation method – proportionate restatement of accumulated amortization.

Annual Improvements to IFRSs 2011-2013 Cycle.

Annual Improvements to IFRSs 2011-2013 Cycle is a collection of amendments to IFRSs in response to four issues addressed during the 2011-2013 cycle. It includes the following amendments:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards: Meaning of ‘effective IFRSs’.

•	IFRS 3 Business Combinations: Scope exceptions for joint ventures.

•	IFRS 13 Fair Value Measurement: Scope of paragraph 52 (portfolio exception).

•	IAS 40 Investment Property: Clarifying the interrelationship between IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property.

The Company does not expect the amendments to have a material impact on its future financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

3.1	Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination (see below).

If a business combination results in the termination of pre-existing relationships between the Group and the acquiree, then the Group identified any amounts that are not part of what the Group and the acquiree exchanged in the business combination. The Group recognizes as part of application the acquisition method only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with changes in fair value recognised either in either profit or loss or as a change to OCI. If the contingent consideration is not within the scope of IAS 39, it is measured in accordance with the appropriate IFRS. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

Transaction costs that the Group incurs in connection with a business combination, such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred (were zero for all periods presented).

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.1	Business combinations and goodwill (continued)

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired are assigned to those units.

Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

3.2	Investments in associates

The Group’s investment in its associate is accounted for using the equity method. An associate is an entity in which the Group has significant influence.

Under the equity method, the investment in the associate is carried on the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects the Group’s share of the results of operations of the associate. When there has been a change recognized directly in the equity of the associate, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The Group’s share of profit of an associate is shown on the face of the statement of comprehensive income. This is the profit attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate.

The financial statements of the associates are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of an associate and its carrying value and recognizes the amount in the statement of comprehensive income.

Upon loss of significant influence over the associate, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.3	Foreign currency translation

The consolidated financial statements are presented in Russian rubles (RUB), which is the Company’s functional and the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on retranslation of non-monetary items is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

The functional currency of the foreign operations is generally the respective local currency – US Dollar (U.S.$), Euro (€), Kazakhstan tenge (KZT), Belarussian ruble (BYR), Moldovan leu (MDL), Latvian Lats (LVL) and New Romanian leu (RON).

As of the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of the Group (the Russian Ruble) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the weighted average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is recognized in the profit or loss.

The exchange rates of the Russian ruble to each respective currency as of December 31, 2013 and 2012 were as follows:

Exchange rates at December 31	2012	2013

US Dollar	30.3727	32.7292
Euro	40.2286	44.9699
Kazakhstan Tenge (100)	20.2107	21.3088
Belarus Ruble (10,000)	35.3376	34.3073
Moldovan Leu (10)	25.1014	25.0798
Latvian Lats	57.6989	64.0744
New Romanian Leu (10)	90.8247	100.8910

The currencies listed above are not a fully convertible outside the territories of countries of their operations. Related official exchange rates are determined daily by the Central Bank of the Russian Federation (further CB RF). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective Central Banks. The translation of assets and liabilities denominated in the currencies listed above into RUB for the purposes of these financial statements does not indicate that the Group could realize or settle, in RUB, the reported values of these assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported RUB value of capital and retained earnings to its shareholders.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.4	Property and equipment

3.4.1	Cost of property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment in value. Expenditures for continuing repairs and maintenance are charged to the profit or loss as incurred.

3.4.2	Depreciation and useful lives

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Bank equipment	3-20 years
Processing servers and engineering equipment	3-10 years
Computers and office equipment	3-5 years
Other equipment	2-7 years

The asset’s residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

3.5	Intangible assets

3.5.1	Software and other intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit, generally 3-5 years. During the period of development, the asset is tested for impairment annually.

3.5.2	Software development costs

Development expenditure on an individual project is recognized as an intangible asset when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the asset and the ability to measure reliably the expenditure during development.

3.5.3	Useful life and amortization of intangible assets

The Group assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.5	Intangible assets (continued)

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Customer base (agents collecting cash from ultimate customers)	4 years
Software	3-6 years
Licenses	3-5 years
Bank license	indefinite
Trademarks and other rights	3-5 years

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. Indefinite-lived intangible assets include the acquired banking license with a carrying value of 183,076 as of December 31, 2013 and 2012. It is considered indefinite-lived as the related license is expected to be renewed indefinitely.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the statement of comprehensive income when the asset is derecognized.

3.6	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset, other than Goodwill and intangible assets with indefinite useful life, may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, an appropriate valuation model is used.

These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries, if applicable, or other available fair value indicators.

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s CGUs, to which the individual assets are allocated.

These budgets and forecast calculations generally cover a period of five years or longer, when management considers appropriate. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the last year.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.6	Impairment of non-financial assets (continued)

Impairment losses of continuing operations are recognized in profit or loss in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Group makes an estimate of recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount.

That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. The following criteria are also applied in assessing impairment of specific assets:

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as of December 31.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as of December 31, either individually or at the cash generating unit level, as appropriate and whenever events and circumstances indicate that an asset may be impaired.

3.7	Financial assets

3.7.1	Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets on initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term.

Financial assets at fair value through profit and loss are carried in the statement of financial position at fair value with net changes in fair value recognized in “change in fair value of derivative financial assets”, “other gains” or “other losses” in the statement of comprehensive income.

Financial assets designated upon initial recognition at fair value through profit or loss are designated at their initial recognition date and only if the criteria under IAS 39 are satisfied.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, loans and receivables are carried at amortized cost using the effective interest rate method less any allowance for impairment. Gains and losses are recognized in profit or loss when the loans and receivables are derecognized or impaired, as well as through the amortization process.

Debt instruments

Debt instruments and financial investments are non-derivative financial assets with fixed or determinable payments and fixed maturities, which the Group has the intention and ability to hold to maturity. After initial measurement, held-to-maturity financial investments are subsequently measured at amortized cost using the effective interest rate (EIR), less impairment.

If the Group sold or reclassified more than an insignificant amount of debt instruments before maturity (other than in certain specific circumstances), the entire category would be tainted and would have to be reclassified as available-for-sale. Furthermore, the Group would be prohibited from classifying any financial asset as held to maturity during the following two years.

Due from banks and loans and advances to customers

‘Due from banks’ and ‘Loans and advances to customers’, include non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•	Those that the Group intends to sell immediately or in the near term and those that the Group upon initial recognition designates at fair value through profit or loss;

•	Those that the Group, upon initial recognition, designates as available for sale; or

•	Those for which the Group may not recover substantially all of its initial investment, other than because of credit deterioration.

After initial measurement, amounts ‘Due from banks’ and ‘Loans and advances to customers’ are subsequently measured at amortized cost, less allowance for impairment.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

Where the loan, on drawdown, is expected to be retained by the Group, and not sold in the short term, the commitment is recorded only when the commitment is an onerous contract and it is likely to give rise to a loss (for example, due to a counterparty credit event).

Amortized cost

Held-to-maturity investments, due from banks and loans and advances to customers and debt issued, other borrowed funds and loans and receivables are measured at amortized cost. This is computed using the EIR method less any allowance for impairment. Amortized cost is calculated taking into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. The EIR amortization is included in interest income in the statement of comprehensive income. The losses arising from impairment are recognized in the statement of comprehensive income in finance costs for loans and in cost of sales or other operating expenses for receivables.

3.7.2	Impairment and derecognition of financial assets

Impairment

The Group assesses at each reporting date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost

For financial assets carried at amortized cost (such as loans and receivables, amounts due from banks, loans and advances to customers as well as held-to-maturity investments), the Group first assesses individually whether objective evidence of impairment exists for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced through use of an allowance account. The amount of the loss is recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed, to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date. Any subsequent reversal of an impairment loss is recognized in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

In relation to trade receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. The carrying amount of the receivable is reduced through use of an allowance account. Impaired debts are derecognized when they are assessed as uncollectible.

Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

•	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

3.8	Financial liabilities

3.8.1	Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Group determines the classification of its financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value less, in the case of loans and borrowings, directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdraft, loans and borrowings.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.8	Financial liabilities (continued)

The measurement of financial liabilities depends on their classification as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments entered into by the Group that do not meet the hedge accounting criteria as defined by IAS 39.

Gains or losses on liabilities held for trading are recognized in profit or loss.

The Group has not designated any financial liabilities at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method.

Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the amortization process.

3.8.2	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in profit or loss.

3.8.3	Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

•	There is a currently enforceable legal right to offset the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.9	Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less. All these items are included as a component of cash and cash equivalents for the purpose of the statement of financial position and statement of cash flows.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.10	Employee benefits

3.10.1	Current employment benefits

Wages and salaries paid to employees are recognized as expenses in the current period. The Group also accrues expenses for future vacation payments.

3.10.2	Social contributions

Under provisions of the Russian legislation, social contributions are calculated by the Group by the application of a regressive rate (from 34% to 0% in 2011; from 30% to 10% both in 2012 and 2013) to the annual gross remuneration of each employee.

3.11	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of discounting is material, provisions are determined by discounting the expected value of future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3.12	Special contribution for defence of the Republic of Cyprus

Companies that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for defence of the Republic of Cyprus is levied at the 15% rate up to August 30, 2011 and 17% thereafter, at 20% rate for the tax years 2012 and 2013 and at the 17% rate for 2014 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

3.13	Income taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Current income tax relating to items recognized in other comprehensive income is recognized in other comprehensive income.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.13	Income taxes (continued)

Deferred income tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

3.14	Revenue and certain expenses recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues and related cost of revenue from services are recognized in the period when services are rendered, regardless of when payment is made.

Payment processing fee revenues and related transaction costs

The Group earns a fee for processing payments initiated by the ultimate customers (“consumers”) to pay to merchants and service providers (“merchants”). Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or through the Group’s website or applications using a unique user login and password (e-payments). Payment kiosks are owned by third parties – cash collection agents (“agents”). When consumer payments are made, the Group incurs payment costs to acquire payments payable to agents, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross, except for the consumer fees on payments collected through payment kiosks, which is recorded in the net amount receivable from the agents-owners of kiosks. Visa payment processing fee revenues and related transaction costs are reported net.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.14	Revenue and certain expenses recognition (continued)

In accordance with terms and conditions of use of QIWI Wallet accounts, the Group charges a fee to its consumers on the balance of unused accounts after certain period of inactivity. Such fees are recorded as revenues in the period a fee is charged to a consumer.

The Group generates revenue from the foreign currency conversion when payments are made in currencies different from the country of the consumer, mainly Russia. The Group recognizes the related revenues at the time of conversion in the amount of conversion commission representing the difference between the current Russian or relevant country Central Bank foreign currency exchange rate and the foreign currency exchange rate charged by the Group’s processing system.

Revenue from advertising and advertising commissions

Advertising revenues are fixed pursuant to contracts with customers, generally advertising agencies, and are recognized monthly based on agreed amount of advertising that were displayed on electronic payment kiosks owned by agents in fixed by agreement period. Revenue from customers and commissions payable to agents for the use of kiosks is recognized gross.

The Group generates revenues from advertising through Short Message Service (SMS) through delivery of advertising messages to the Group’s consumers together with an SMS confirmation of payment made. The Group enters into agreements with advertising agencies and recognizes advertising revenue based on the number of SMS delivered to end consumers at the time of delivery of the respective SMS. The Group concluded that it needs to report these SMSs advertising revenues gross of related SMS expenses. The conclusion is based on the fact that the Group acts a principal in the transaction, because it is ultimately responsible for the delivery of service, has discretion over a choice of SMS delivery channel, determines the price and bears credit risk.

Interest revenue from agents’ overdrafts

The Group charges interest on overdrafts to agents and includes them in revenue. Related revenues are recognized using the EIR method by applying the contractually agreed interest rates to the actual daily amounts outstanding balance of overdrafts.

Revenue and cost from rent of space for kiosks

Revenue from rent of space for kiosks represents revenues received from agents for sublease of space rented from retail shops for installation of the agents’ payment kiosks. Cost of rent of space for kiosks represents payments to retail shops.

The agreements for the lease of space for kiosks from the retail shops and the agreements for the sublease of space for kiosks with the agents are based on a fixed monthly lease fee per one kiosk space. Therefore both lease revenue and cost from rent of space for kiosks are recognized on a straight-line basis over the lease term for each kiosk space. Total revenue and expense for a reporting period is equal to the number of spaces leased multiplied by the applicable lease revenue and cost per single space.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.14	Revenue and certain expenses recognition (continued)

Interest revenue

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR. The carrying amount of the financial asset or financial liability is adjusted if the Group revises its estimates of payments or receipts. Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income from bank loans and short- and long- term investments performed as part of the Group’s treasury function is classified as part of revenues, Interest income derived from loans issued to various 3rd and related parties as part of other arrangements is classified as interest income.

Cash and settlement services

The Group charges a fee for managing cash and deposits, including guarantee deposits from agents placed with the bank to cover consumer payments they accept. Related revenue is recorded as services are rendered or as transactions are processed.

3.15	Share-based payments

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in other reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The statement of comprehensive income expense or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in payroll expense.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting is conditional upon a market or non-vesting condition. These are treated as vesting irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the expense that would have been incurred had the terms not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

When an equity-settled award is cancelled, it is treated as if it vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in previous paragraph.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.15	Share-based payments (continued)

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share.

The option awards that are outstanding at December 31, 2012 and 2013 can only be settled in shares, which is why they are accounted for as equity-settled transactions. If awards can be settled in cash or shares at the election of the option holders, such awards are treated as liability awards.

3.16	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds. The Group does not capitalize borrowing costs due to immateriality.

3.17	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Group as a lessee

Operating lease payments are recognized as an operating expense in the statement of comprehensive income on a straight-line basis over the lease term.

Group as a lessor

Leases in which the Group does not transfer substantially all the risks and benefits of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

3.18	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the statement of comprehensive income, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when the Group retains a non-controlling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the statement of comprehensive income.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.18	Non-current assets held for sale and discontinued operations (continued)

Property and equipment and intangible assets once classified as held for sale are not depreciated or amortized.

4.	Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Significant judgments

Revenue recognition

The Group exercised significant judgment in reaching a conclusion about its accounting policy for gross versus net reporting of payment processing fee revenues and related transaction costs. In particular, there are two major sources of payment processing fee revenues:

•	Payment processing fees charged to consumers on payments collected through agents, mobile operators and other payment methods; and

•	Payment processing fees charged to merchants.

Either one of the two types of payment processing fees above, or in some cases, both payment processing fees apply to a single consumer payment. Transaction costs relate to acquisition of payments by agents, mobile operators, international payment systems and some other parties, and the applicable fees, generally determined as a percentage of consumer payment, for each specific payment channel are on terms similar to those available to other market participants.

A merchants’ payment processing fee, when it is charged, is recorded gross of related transaction costs, because the Group (i) is the primary obligor as it undertakes to transfer the consumer payment to the merchant using its payment processing system; (ii) it negotiates and ultimately sets the fee receivable from a merchant, generally as a percentage of payments; and (iii) it bears credit risk in most of the cases, unless the payment is made from a deposit made with the Group.

A consumer payment processing fee, when it is charged on payments made by consumers through payment kiosks, is reported net of any transaction costs payable to or retained by agents. This is because, although the Group is the primary obligor, it does not have any discretion over the ultimate payment processing fee set by the agent as a kiosk owner to the consumer, does not have readily available information about gross fee, and is only exposed to the net amount of fee receivable from agents.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant judgments (continued)

A consumer payment processing fee revenue collected through mobile operators and other payment methods is reported gross of related transaction costs. Such payments are made by consumers through the Group’s website or an application using a unique user login and password, and are called e-payments. In contrast with the consumer payment processing fee revenue collected through payment kiosks, the Group, being a primary obligor in e-payment transactions, also sets the consumer’s payment processing fee, generally as a percentage of payment, although credit risk for these transactions is limited. Thus, the Group concluded that its ability to control the consumer payment processing fee for e-payments is a key differentiator from the consumer payment processing fees on payments collected through payment kiosks.

The total amounts of transaction costs reported gross for the years ended December 31, 2011, 2012 and 2013 are 4,446,945, 4,420,460 and 5,065,182 respectively, including the transaction costs for e-payments of 312,687, 659,704 and 1,236,890 respectively.

Starting from August 2012 the Group charges a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of 109,980 and 462,332 for the years ended December 31, 2012 and 2013 are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and are provided at their discretion.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Significant estimates and assumptions

Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to:

•	Useful lives of property and equipment and of intangible assets,

•	Fair values of assets and liabilities acquired in business combinations,

•	Impairment of intangible assets and goodwill,

•	Deferred tax assets,

•	Impairment of loans and receivables,

•	Share-based payments.

Actual results could materially differ from those estimates. The key assumptions concerning the future events and other key sources of estimation uncertainty at the reporting date that have a significant risk of a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Useful life of property and equipment

The Group assesses the remaining useful lives of items of property and equipment at least at each financial year-end. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. These estimates may have a material impact on the amount of the carrying values of property and equipment and on depreciation recognized in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Useful life of intangible assets

The Group assesses remaining useful lives of intangible assets at each reporting date. If expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. These estimates may have a material impact on the amount of the carrying values of intangible assets and on the amount of amortization expenses recognized in profit or loss.

Fair values of assets and liabilities acquired in business combinations

The Group recognizes separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. When the amounts of fair values are significant, the Group hires 3rd party appraisers to assist it in determining the related fair values.

Impairment of goodwill and indefinite-lived intangible assets

In order to determine whether the goodwill and Indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and Indefinite-lived intangible assets are allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty. See also Note 13 below for details.

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amounts of deferred tax assets were 183,333 as of December 31, 2013 (2012 – 101,805) net of allowance of 19,233 which was recorded as of December 31, 2013 (2012 – 6,877) to reduce the amount of deferred tax assets to the recoverable amounts.

The allowance relates to deferred tax assets which were not recorded because the Group does not expect to realize certain of its tax loss carry forwards in the foreseeable future due to history of losses. Further details on deferred taxes are disclosed in Note 27.

Impairment of loans and receivables

Management maintains an impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of December 31, 2013, the impairment of loans and receivables was recorded amounting to 612,287 (2012 – 385,111).

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Share-based payments

Management estimates the fair value of stock options at the date of grant using the Black-Scholes-Merton pricing model. The option pricing models were originally developed for use in estimating the fair value of traded options, which have different characteristics than the stock options granted by the Company and its subsidiaries and associates. The models are also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. These subjective assumptions include the expected life of the options, expected volatility, risk-free interest rates, expected dividend yield, the fair value of the underlying shares. The amount of expense is also sensitive to the number of awards, which are expected to vest, taking into account estimated forfeitures. Below is the discussion of each of these estimates:

Expected life of the option

The Company did not have any option grants in the past, and does not have sufficient history to determine the time the option holders will hold the shares. Therefore, the Company used the expected term as the average between the vesting and contractual term of each option tranche.

Expected volatility

Due to a relatively short period of historical market data, QIWI’s share price volatility as of December 31, 2013 is defined based on the historical volatility of peer group companies over a period, which approximates the expected life of option tranches.

Risk-free interest rates are based on the implied yield currently available in the US treasury bonds with a remaining term approximating the expected life of the option award being valued.

Expected dividend yield

At the time of grant in 2012 the Group had no plans to pay cash dividends, and the Group used an expected dividend yield of zero in its option pricing model for option awards granted in 2012. Following its IPO in 2013, the Group started to pay dividends and set an expected dividend yield of 2.83% based on post-IPO dividend payments.

Fair value of the underlying shares

Prior to May 2013 the Company’s ordinary shares were not publicly traded. Therefore, it estimated the fair value of the underlying shares on the basis of valuations arrived at by employing the “income approach” valuation methodology. Since May 2013 QIWI plc is a public company and the fair value of its shares defined by reference to closing market price of its traded shares.

Estimated forfeitures

Low attrition rate among key personnel and management and lack of history resulted in an estimated forfeiture rate of zero in 2012 and the use of actual accumulated to date rate of forfeitures in 2013. If, in future, the actual forfeiture rate is higher, the actual amount of related expense will become lower.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries

5.1	Acquisitions in 2013

K5 Retail LLC

On December 27, 2013, the Group acquired the remaining 62.5% of Blestgroup Enterprize Limited previously – a 37.5%-owned associate with its whole-owned subsidiary K5 Retail LLC. The main activities of K5 Retail LLC are sublease of space for electronic payment kiosks. Prior to the acquisition date K5 Retail LLC was an associate of the Group.

Cash consideration for 62.5%	56
Settlement of pre-existing relationships
cash due to acquiree	(10,573)
loans receivable from acquiree	127,105
Fair value of the existing 37.5% ownership interest	34

Total purchase consideration transferred	116,622

The fair value of the identifiable assets and liabilities as of the date of acquisition were:

Fair value
Net assets acquired:
Property and equipment	46
Intangible assets	295,384
Accounts receivable	49,420
Cash and cash equivalents	12
Other current assets	801
Long-term borrowings	(182,276)
Deferred tax liability	(9,075)
Other liabilities	(37,690)

Total identifiable net assets	116,622

Company’s share in acquired net assets (100%)	116,622

Goodwill arising on acquisition	0

As of acquisition date the Group had a liability of 10,573 which represents the cash in QIWI Bank due to acquiree and loan receivable of 127,105. The Group recognized no gain or losses as a result of settlement of pre-existing relationships as their fair value is approximately equal to carrying amount as of acquisition date.

Net assets of K5 Retail LLC exclude loans payable to the Group of 127,105 at the date of the transaction.

The Group assigned intangible assets amounting 295,384 to contract rights. The acquired intangible asset represents a right to become a party to a lease contract with favorable lease rates and terms, and is to be amortized over the term of 2 years.

As of December 27, 2013 K5 Retail LLC had accounts receivable, gross in amount of 71,898 that were impaired by 22,478.

From the date of acquisition until December 31, 2013, Blestgroup Enterprize Limited did not contribute any revenue nor profit or loss to consolidated revenue and profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries (continued)

5.2	Acquisitions in 2011

Freshpay IT solutions PVl Ltd

On February 9, 2011, Akhron Finance Ltd., the Group’s subsidiary, acquired 100% of Freshpay IT solutions PVl Ltd (“Freshpay”). Freshpay operates an electronic online payment system in India.

Purchase consideration (cash paid)	25,197

Total purchase consideration transferred	25,197

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value
Net assets acquired:

Property and equipment	2,276
Accounts receivable	3,009
Cash and cash equivalents	9,257
Accounts payable	(1,889)
Other current liabilities	(96)

Total identifiable net assets	12,557

Company’s share in acquired net assets (100%)	12,557

Goodwill arising on acquisition	12,640

The goodwill in the amount of 12,640 relates to future growth of acquired business and potential synergies with existing operations.

Following the acquisition of 100% ownership in Freshpay, on June 25, 2011 the Group decided to attract a local partner and sold to it a 25%, but retained control over Freshpay. Further, on December 25, 2011, to attract an additional local partner in this business, the Group disposed of an additional 25% of Freshpay, which resulted in a loss of control over the subsidiary. The above transactions were not contemplated on acquisition and were not linked to one another. The transaction was accounted for as an acquisition of an associate and a de-consolidation of a subsidiary and resulted in a 31,577 gain recorded on disposal, which is calculated as follows:

Fair value of the investment in Freshpay (retained interest 50%)	20,847
Cash consideration	11,238
over:
Carrying value of the interest in Freshpay, incl:	(508)
Derecognized carrying amount of net assets (including Goodwill)	(3,933)
Derecognized carrying amount of non-controlling interest	3,425

Gain from disposal of Freshpay	31,577

Upon loss of control in Freshpay, the Group recognized a gain resulting from remeasurement of carrying value of interest in Freshpay to fair value recorded as part of ‘Gain from disposal of subsidiaries’ in the statement of comprehensive income.

Gain from disposal of other subsidiaries comprises 8,282. Total amount of gain from disposal of subsidiaries for 2011 is equal to 39,859, of which 32,835 is included in gain or loss from discontinuing operations (Note 8)

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries (continued)

5.2	Acquisitions in 2011 (continued)

Management allocated the fair value of consideration for 50% interest in Freshpay to the Group’s share of Freshpay’s assets and liabilities as follows:

Fair value

Intangible assets	9,273
Fixed assets	655
Accounts receivable	2,913
Cash and cash equivalents	5,750
Other current assets	2,789
Other current liabilities	(29,543)
Other non-current liabilities	(82)

Total share in net assets	(8,245)

Goodwill as part of equity method investment	29,092

From the date of acquisition until the date control was lost, Freshpay contributed 6,075 revenue and 35,875 net losses to the Group for 2011. If the combination had taken place at the beginning of 2011, Freshpay’s revenue would have been 6,161 and its net losses would have been 29,150.

Instant Payments LLP

On December 23, 2011 ZAO Ob’edinennya Sistema Momentalnykh Platezhey, the Group’s subsidiary, acquired 60% of Instant Payments LLP (“Instant Payments”) for a cash consideration of 6, and realized a gain on bargain purchase in the amount of 14,765 relating to favorable terms negotiated with a related party, a member of the Company’s key management. Instant Payments operates an electronic online payment system in Kazakhstan, and compliments the Group’s existing business in this country through provision of services to certain key local merchants. The Group’s share in net assets of the acquired subsidiary was not material for further disclosure. From the date of acquisition through December 31, 2011 Instant Payments contributed immaterial amounts of revenue and net losses.

Other acquisitions and disposals

During 2011 total acquisition, including other individually insignificant subsidiaries, are presented below:

	Cash consideration paid	Less cash acquired	Net cash acquired with the subsidiary

Freshpay	25,197	(9,257)	15,940
Other subsidiaries	1,370	(5,355)	(3,985)

Total	26,567	(14,612)	11,955

In 2011 the Group acquired 51% in QIWI Chile S.A., 100% in TOB Finance Company OMP, 49.5% in ITBillion LLC, 100% in ZAO OSMP (Russia), and 51% in OOO Izobilie, all for an aggregate consideration of 1,370. Share in ITBillion LLC was increased from 1% (purchased in 2010) to 50,5%. It also sold 100% share in ZAO AVTOKARD-Holding for 8 and 100% of share in OOO Eksimarket for 20.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2012	As of December 31, 2013

ZAO QIWI (renamed from Ob’edinennya Sistema Momentalnykh Platezhey) (Russia)	Operation of electronic payment kiosks	100%	100%
ZAO QIWI-Service (former ZAO OSMP) (Russia)	Corporate center of the Group	100%	100%
ZAO QIWI Bank (Russia)	Maintenance of electronic payment systems	100%	100%
OOO QIWI International Processing Services (renamed from QIWI Wallet) (Russia)	Operation of on-line payments	100%	100%
QIWI Payment Services Provider Ltd (UAE)	Operation of electronic payment kiosks	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
TOO OSMP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
SOOO OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
SP OOO OSMP-M (Moldova)	Operation of electronic payment kiosks	51%	51%
RO SRL United System of Instant Payments Ltd (Romania)	Operation of electronic payment kiosks	51%	51%
IT Billion LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI USA LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI WALLET EUROPE SIA (Latvia)	Operation of electronic payment kiosks	100%	100%
K5 Retail LLC (Russia) (Note 5.1)	Sublease of space for electronic payment kiosks in Russia	37.5%	100%
Blestgroup Enterprises Ltd (Cyprus) (Note 5.1)	Sublease of space for electronic payment kiosks in Russia	37.5%	100%

QIWI plc

Notes to consolidated financial statements (continued)

6.	Consolidated subsidiaries (continued)

Below is a schedule that shows the effects of changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control on the equity attributable to owners of the parent and contribution from non-controlling interest without change in ownership for the years ended December 31, 2011 and December 31, 2012:

Name of a subsidiary	Consideration received (paid) for non-controlling interest	Carrying value of non-controlling interest acquired (sold) classified as equity	Resulting increase (decrease) of equity

Changes in ownership in 2011	9,114	10,669	(1,555)
Freshpay IT Solutions Private Ltd.	9,615	3,192	6,423
Colorstar Management Limited	(1)	(928)	927
QIWI Malaysia SDN. BHD.	(439)	8,417	(8,856)
SJETTA Ltd.	(61)	(12)	(49)
Contribution from non-controlling interest without change in ownership in 2012	10,340	7,745	2,595
QIWI Argentina S.A.	6,175	4,569	1,606
QIWI Chile S.A.	3,801	2,812	989
QIWI Baltic Ltd	686	686	—
IT Billion LLC	(322)	(322)	—

There were no such changes in 2013.

7.	Investment in associates

The Group has the following associates:

		Ownership interest
Associate	Main activity	As of December 31, 2012	As of December 31, 2013

QIWI Jordan Ltd. Co. (Hashemite Kingdom of Jordan)	Operation of electronic payment kiosks in Jordan	49%	49%
QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil)	Operation of electronic payment kiosks in Brazil	29.57%	29.57%
Blestgroup Enterprises Ltd (Cyprus) (associate became subsidiary, see Note 5.1)	Sublease of space for electronic payment kiosks in Russia	37.5%	—
QIWI International JLT (Dubai, UAE) (liquidated in 2013)	Operation of electronic payment kiosks in UAE	50%	—
Dengionline Ltd (Cyprus)	Aggregation services for on-line electronic payment systems	49%	—

The Group acquired and set-up certain new associates in 2012 and 2011. The overall effect of these acquisitions is not material, other than as disclosed in below.

On September 14, 2012 the Group sold 51% of Kingstown Limited, which has 100% in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil), retaining a 29.57% interest in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil). The retained 29.57% interest was recorded at fair value at the date of a loss control, amounting to 6,355.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Investment in associates (continued)

On May 15, 2012 the Group acquired 49% of Dengionline Ltd and an option to acquire the remaining 51% from existing shareholders of Dengionline for U.S.$3,000,000 (equivalent of 90,796). The option exercise price is 51% of eight times EBITDA of Dengionline group for the year ended April 1, 2017, and the option can be exercised during the six months starting from May 1, 2017. Based on the estimated exercise price calculated using Dengionline’s forecasted business plan, the option was out-of-the money at the date of acquisition and as of December 31, 2012, and its fair value was immaterial at both dates. On December 2, 2013 the Group sold investment in Dengionline Ltd. for U.S.$ 1 and waived from the option for nominal consideration.

The main activities of Dengionline Ltd are aggregation services for on-line electronic payment systems. The table below presents a purchase price allocation.

The value of the identifiable assets and liabilities as of the date of acquisition, May 15, 2012, was:

	Carrying amount	Fair value
Net assets acquired
Intangible assets	14,292	95,392
Other non-current assets	1,856	1,856
Cash and cash equivalents	155,694	155,694
Accounts receivable	370,651	370,651
Other current assets	4,740	4,740
Deferred tax liabilities	—	(16,785)
Other non-current liabilities	(105,231)	(105,231)
Accounts payable	(654,924)	(654,924)
Short-term borrowings	(19,761)	(19,761)
Other current liabilities	(1,473)	(1,473)

Total identifiable net assets	(234,156)	(169,841)

Company’s share in acquired net assets (49%)	(114,736)	(83,222)

Goodwill arising on acquisition		174,018

Goodwill in the amount of 174,018 relates to potential synergies with the existing operations. The fair value of intangible assets amounting 95,392 are assigned to billing software, client’s database and agreements with payment systems.

From the date of acquisition till December 31, 2012, Dengionline Ltd contributed 3,319 to the Group’s share of profit from associates.

As of June 30, 2013 the Company recognized 72,574 as share in net losses of Dengionline Ltd and the remaining amount of investment of 21,540 was impaired due to deterioration of performance. In the second half of 2013 unallocated share in loss of Dengionline Ltd was 8,798. On December 2, 2013 the Group sold Dengionline Ltd for consideration U.S.$1.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Investment in associates (continued)

The Group’s interest in associates is accounted for using the equity method in the consolidated financial statements. The following table illustrates summarized financial information of the Group’s investment in its individually insignificant associates:

	As of December 31, 2012	As of December 31, 2013
Share of the associates’ statement of financial position:
Current assets	346,220	12,301
Non-current assets	163,010	16,071
Current liabilities	(401,416)	(9,695)
Non-current liabilities	(188,784)	(44,977)

Net assets	(80,970)	(26,300)

Unrecognized share of losses of associates	8,521	26,300
Impairment of investment in associates	(1,133)	—
Goodwill	174,018	—

Carrying amount of investment in associates	100,436	—

Share of the associates’ revenue and loss:
Revenue	193,745	291,644
Share of net loss (including unrecognized share of loss 2013: 67,755; 2012: 0)	(13,236)	(168,189)

The impairment of 1,133 in 2012 was caused by under-performance of the Group’s associate in Jordan.

The total share of the associates’ revenue for the year 2013 includes share in revenue of Dengionline Ltd. disposed in 2013 in the amount of 222,482 and share in revenue of Blestgroup Ltd before the acquisition of control by the Group in the amount of 67,787.

The total share of the associates’ loss for the year 2013 includes share in loss of Dengionline Ltd. disposed in 2013 in the amount of 102,912 and share in loss of Blestgroup Ltd before the acquisition of control by the Group in the amount of 32,656.

Movements in investments in associates in 2013, 2012 and 2011:

	2011	2012	2013

Investments in associates as of January 1	4,101	34,656	100,436
Acquisition of shares in associates – cash consideration	695	90,795	—
Acquisition of shares in associates – at fair value	20,847	6,355	—
Contribution to associates without a corresponding change in ownership	3,545	13,440	—
Contribution to newly founded associates	—	2,116	—
Loss recognized on the remeasurement to fair value prior to classification as assets held for sale	—	(29,816)	—
Share in net losses of associates	(22,926)	(13,236)	(78,896)
Impairment of investment in associates	—	—	(21,540)
Foreign currency translation	(3,114)	(3,874)	—
Share in other changes in capital of associates	31,508	—	—

Investments in associates at December 31	34,656	100,436	—

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations

As part of the restructuring, on June 30, 2012, the Group Board of Directors approved a single coordinated plan to dispose of its non-core subsidiaries and associates as described below:

(i)	Ukrainian business and non-CIS international early stage businesses forming two major geographical areas of operation of the QIWI Distribution segment classified as discontinued operations;

(ii)	Diomachin group – engaged in production of transaction recording devices for payment kiosks classified as discontinued operations;

(iii)	Master Loto Ltd., OOO Loto Integrator and OOO Loto Master are engaged in distribution of lotteries through electronic on-line payment kiosks – not included in discontinued operations as insignificant.

All these companies had been disposed by September 30, 2012.

The loss from disposal was calculated as the differences between:

(i)	The fair value of the consideration received, plus the fair value of the retained interest in the entities disposed; and the carrying value of net assets disposed of, as of the date of the transaction.

Cash consideration receivable	10,294
Cash received for assignment of loans agreement from subsidiaries and associates classified as discontinued operations	61,391
Investment in associates, at fair value	6,355

Total consideration received	78,040

Net assets of discontinued operations derecognized on disposal	(38,761)
Recycling of translation gain upon disposal	7,267

Gain on disposal of discontinued operations	46,546

The results of identified companies were re-classified as discontinued operations for the years ended December 31. These results are presented below:

	Year ended December 31
	2011	2012

Revenue	342,537	155,127
Operating expenses	(478,461)	(249,431)

Loss from operations	(135,924)	(94,304)

Finance cost, net	(8,043)	(8,621)
Gain from disposal of subsidiaries	—	46,546
Other income/(expenses), net	6,399	(9,823)
Loss recognized on the remeasurement to fair value	—	(167,333)

Loss before tax	(137,568)	(233,535)

Income tax expense	(18,687)	(6,828)

Net loss from discontinued operation	(156,255)	(240,363)

attributable to:
Equity holders of the parent	(75,736)	(167,573)
Non-controlling interests	(80,519)	(72,790)

Earnings per share (Note 10):
Basic, loss from discontinued operations	(1.46)	(3.22)
Diluted, from discontinued operations	(1.46)	(3.22)

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations (continued)

All of the discontinued operations were sold by QIWI plc, which is a Cyprus company. According to Cyprus tax legislation, income from investing activities is not subject to income tax. Hence income tax expense on the disposal of discontinued operations equals to nil.

Loss for the period from discontinued operations consists of loss from current operations in the amount of 119,576, loss recognized on the remeasurement to fair value upon the classification of disposal groups as discontinued operations in the amount of 167,333 and gain from disposal equal to 46,546.

Both prior to and upon the classification of the disposal groups as discontinued operations, the Group performed an impairment test and recorded an impairment charge of 111,520 related to investments in associates, property and equipment, intangible assets, loans and receivables and inventories. In addition to that, the Group recorded an impairment of the intra-Group loans issued to the disposal groups, classified as part of investments into discontinued operations due to losses accumulated by them in the amount of 55,813.

Loans receivable from the disposed subsidiaries as of December 31, 2012 include the loans issued by QIWI plc to Sanmere Investment Holding Ltd and Akhron Finance Ltd for the total amount of 132,093 (113,545 of which is principal and 18,548 of which is accrued interest), repayable by the end of 2013, and bearing interest of 10%. Fair value of these loans was estimated to be nil as the repayment is not considered probable at this time.

Below are the assets and liabilities of all companies classified as discontinued operations as of the date of their disposal:

Non-current assets	65,869
Current assets	282,813
Liabilities	(435,191)
Non-controlling interest	125,270

38,761

Net cash inflow on disposal of discontinued operations for the year ended December 31, 2012 are as follows:

Net cash inflow on disposal of subsidiaries – discontinued	29,907
Cash consideration received	61,391
Cash and cash equivalents disposed	(31,484)

The net cash flows incurred by discontinued operations for the year ended December 31 are as follows:

	Year ended December 31
	2011	2012

Operating	(50,767)	39,737
Investing	(13,747)	(34,502)
Financing	24,418	(36,950)

Net cash outflow	(40,096)	(31,715)

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations (continued)

In addition the Group disposed the other subsidiaries which were not classified as discontinued operations. Their financial results and net cash flows for the year ended December 31 are as follows:

	Year ended December, 31
	2011	2012
Net cash inflow/(outflow) on disposal of subsidiaries – continuing	1,166	(16,976)
Cash consideration received	12,838	1
Cash and cash equivalents disposed	(11,672)	(16,977)

Gain/(loss) from disposal of subsidiaries – continuing	39,859	(1,027)
Cash consideration receivable	12,838	4,000
Less net assets disposed	25,453	46,266
Less expense on assignment of loans	—	(35,939)
Less impairment of accounts receivable from the disposed subsidiaries	—	(7,906)
Less disposal of non-controlling interest	1,568	(7,448)

9.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and, prior to the appointment of the CEO, was the board of directors of the Group, reviews selected items of each segment’s statement of comprehensive income.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as deferred taxation, business combinations, fair value adjustments and amortization thereof, impairment, as well as nonrecurring items.

The financial data is presented on a combined basis for all key subsidiaries and associates representing each segment added together forming the segment revenue, operating expenses, net income. The Group measures the performance of its operating segments by monitoring: revenue, segment net revenue, profit from operations and profit before tax. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

The Group has identified its operating segments based on the types of products and services the Group offers. The Group has identified the following reportable segments:

•	QD segment, which includes revenue derived from payment systems offered though the Group’s kiosks and kiosks in Russia and internationally.

•	VQW segment, which includes revenue derived from payments processed through online electronic user accounts and bank prepayment products, including prepaid card business, and revenues derived from QIWI Bank.

•	Corporate and Other, which includes limited activities of the Group related to corporate back-office operations, such as the licensing of software and trademarks to international companies and subsidiaries.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

The statement of comprehensive income from continuing operations for each segment for the year ended December 31, 2013, as presented to the CODM is presented below:

	QD	VQW	Corporate and other	Eliminations	Total continuing operations

Revenue	7,656,575	7,665,330	116,884	(3,772,739)	11,666,050
External revenue	4,907,957	6,732,195	25,898	—	11,666,050
Intersegment revenue	2,748,618	933,135	90,986	(3,772,739)	—

Direct segment cost	(4,474,161)	(4,781,546)	(14,481)	3,771,664	(5,498,524)

External direct segment costs	(3,496,517)	(1,997,066)	(4,941)	—	(5,498,524)
Intersegment direct cost	(977,644)	(2,784,480)	(9,540)	3,771,664	—

Segment net revenue	3,182,414	2,883,784	102,403	(1,075)	6,167,526

Depreciation and amortization	(66,357)	(19,769)	(4,791)	—	(90,917)

Segment profit from operations	1,155,716	1,746,725	(15,856)	—	2,886,585

Share of loss of associates	(6,322)	—	(72,574)	—	(78,896)
Interest income	24,164	—	11,396	(13,356)	22,204
Interest expense	(37,098)	(102)	(4,842)	13,356	(28,686)

Segment profit before tax	1,134,831	1,737,826	(84,443)	—	2,788,214

The statement of comprehensive income from continuing operations for each segment for the year ended December 31, 2012, as presented to the CODM is presented below:

	QD	VQW	Corporate and other	Eliminations	Total continuing operations

Revenue	6,808,622	3,927,133	139,381	(1,963,698)	8,911,438
External revenue	5,310,093	3,543,216	58,129	—	8,911,438
Intersegment revenue	1,498,529	383,917	81,252	(1,963,698)	—

Direct segment cost	(3,963,864)	(2,685,977)	(37,706)	1,945,619	(4,741,928)

External direct segment costs	(3,539,509)	(1,177,766)	(24,653)	—	(4,741,928)
Intersegment direct cost	(424,355)	(1,508,211)	(13,053)	1,945,619	—

Segment net revenue	2,844,758	1,241,156	101,675	(18,079)	4,169,510

Depreciation and amortization	(71,202)	(13,519)	(1,859)	—	(86,580)

Segment profit from operations	1,212,427	530,601	98	(13,760)	1,729,366

Share of loss of associates	—	—	(13,236)	—	(13,236)
Interest income	25,283	1,588	22,899	(24,260)	25,510
Interest expense	(11,796)	—	(1,861)	6,137	(7,520)

Segment profit before tax	1,177,299	522,939	32,794	(28,143)	1,704,889

Corporate and other segment’s profit before tax from continuing operations includes 44,560 loss related to Master Loto group, which was disposed of in 2012.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

The statement of comprehensive income from continuing operations for each segment for the year ended December 31, 2011, as presented to the CODM is presented below:

	QD	VQW	Corporate and other	Eliminations	Total continuing operations

Revenue	7,092,851	1,936,788	219,258	(1,090,800)	8,158,097
External revenue	6,396,487	1,649,248	112,362	—	8,158,097
Intersegment revenue	696,364	287,540	106,896	(1,090,800)	—

Direct segment cost	(4,599,177)	(1,246,385)	(85,805)	1,034,605	(4,896,762)

External direct segment costs	(4,286,592)	(546,788)	(63,382)	—	(4,896,762)
Intersegment direct cost	(312,585)	(699,597)	(22,423)	1,034,605	—

Segment net revenue	2,493,674	690,403	133,453	(56,195)	3,261,335

Depreciation and amortization	(71,984)	(19,322)	(1,294)	3,407	(89,193)

Segment profit from operations	925,970	204,994	18,016	(58,488)	1,090,492

Share of loss of associates	—	—	(22,926)	—	(22,926)
Interest income	7,592	—	15,668	(17,114)	6,146
Interest expense	(6,619)	(28)	(2,742)	5,325	(4,064)

Segment profit before tax	912,142	205,121	4,886	(64,434)	1,057,715

Corporate and other segment’s profit before tax from continuing operations includes 3,556 loss related to Master Loto group, which was disposed of in 2012.

Segment net revenue, as presented to the CODM, for the years ended December 31, 2011, 2012 and 2013 is calculated by subtraction cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in table below:

	2011	2012	2013

Revenue under IFRS	8,158,097	8,911,438	11,666,050
Cost of revenue (exclusive of depreciation and amortization)	(5,572,609)	(5,454,288)	(6,396,499)
Difference in timing of expense recognition	6,899	—	—
Payroll and related taxes	668,948	712,360	897,975

Total segment net revenue, as presented to CODM	3,261,335	4,169,510	6,167,526

A reconciliation of depreciation and amortization to IFRS depreciation and amortization, as presented to the CODM, for the year ended December 31, 2011, 2012 and 2013 is presented below:

	2011	2012	2013
Depreciation and amortization, as presented to CODM	(89,193)	(86,580)	(90,917)
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(51,405)	(42,471)	(22,183)

Depreciation and amortization under IFRS	(140,598)	(129,051)	(113,100)

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

A reconciliation of segment profit from operations to IFRS profit from continuing operations of the Group, as presented to the CODM, for the year ended December 31, 2011, 2012 and 2013 is presented below:

	2011	2012	2013
Total segment profit from operations, as presented to CODM	1,090,492	1,729,366	2,886,585
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(51,405)	(42,471)	(22,183)
Corporate costs allocated to discontinued international operations	(140,862)	(61,274)	—
Effect of software development cost, not capitalized in segment presentation	9,876	35,000	—
Offering expenses	—	(109,237)	(84,732)
Share-based payments	—	(65,718)	(230,937)
Goodwill impairment	—	—	(5,479)
Difference in timing of expense recognition	(6,899)	—	—

Profit from operations under IFRS	901,202	1,485,666	2,543,254

A reconciliation of segment profit before tax to IFRS consolidated net profit from continuing operations of the Group, as presented to the CODM, for the year ended December 31, 2011, 2012 and 2013 is presented below:

	2011	2012	2013
Total segment net profit before tax, as presented to CODM	1,057,715	1,704,889	2,788,214
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(51,405)	(42,471)	(22,183)
Corporate costs allocated to discontinued international operations	(140,862)	(61,274)	—
Effect of software development cost, not capitalized in segment presentation	9,876	35,000	—
Offering expenses	—	(109,237)	(84,732)
Share-based payments	—	(65,718)	(230,937)
Gain/(loss) on loans issued at rate different from market	(30,993)	8,042	—
Difference in timing of expense recognition	(6,899)	—	—
Goodwill impairment	—	—	(5,479)
Other	(10,930)	(13,361)	—

Profit before tax from continuing operations under IFRS	826,502	1,455,870	2,444,883

Geographic information

Revenues from external customers are presented below:

	2011	2012	2013

Russia	7,511,401	7,949,320	9,817,941
Kazakhstan	581,128	737,916	677,745
Other	65,568	224,202	1,170,364

Total revenue per consolidated income statement	8,158,097	8,911,438	11,666,050

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

The revenue information above is based on the location of the customer.

Revenues from a single external customer amounting to 10% or greater of Group’s revenue from continuing operations relate to QD segment and are presented in the table below:

	2011	2012	2013
Customer 1	1,682,221	<10%	<10%
Customer 2	905,001	<10%	<10%
Customer 3	739,940	<10%	<10%

The Group does not have any single external customer in VQW segment amounting to 10% or greater of Group’s revenue from continuing operations in 2011, 2012 and 2013 years.

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group:

	As of January 1, 2012	As of December 31, 2012	As of December 31, 2013
Russia	2,133,222	2,066,637	2,695,778
Kazakhstan and other	12,878	14,946	17,367

Total non-current assets of continuing operations	2,146,100	2,081,583	2,713,145

Non-current assets from discontinued operations	50,297	—	—

Non-current assets	2,196,397	2,081,583	2,713,145

Non-current assets for this purpose consist of property and equipment, goodwill and intangible assets.

10.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent adjusted for effect of potential share exercise by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

QIWI plc

Notes to consolidated financial statements (continued)

10.	Earnings per share (continued)

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	Notes	2011	2012	2013
Net profit attributable to ordinary equity holders of the parent from continuing operations		595,728	1,077,531	1,873,226
Profit/(loss) attributable to ordinary equity holders of the parent from a discontinued operation		(75,735)	(167,393)	—

Net profit attributable to ordinary equity holders of the parent for basic earnings		519,993	910,138	1,873,226

Weighted average number of ordinary shares for basic earnings per share	18	52,000,000	52,000,000	52,034,085
Effect of share-based payments	32	—	1,316	434,630

Weighted average number of ordinary shares for diluted earnings per share	18	52,000,000	52,001,316	52,468,715

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		10.00	17.50	36.00
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		11.46	20.72	36.00

Diluted, profit attributable to ordinary equity holders of the parent		10.00	17.50	35.70
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		11.46	20.72	35.70

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

11.	Property and equipment

	Processing servers and engineering equipment	Computers and office equipment	Bank equipment	Other equipment	Assets under construction	Total
Cost
Balance as of December 31, 2011	254,828	73,265	10,163	12,086	4,829	355,171
Internal transfers	6,996	3,864	1,099	179	(12,138)	—
Additions	14,205	12,979	—	833	7,570	35,587
Disposals	(7,700)	(13,768)	(2,170)	(1,182)	—	(24,820)
Disposals of subsidiaries	(1,779)	(682)	—	(20)	—	(2,481)
Discontinued operations	(46,692)	(4,823)	—	(4,301)	—	(55,816)
Foreign currency translation	(2,233)	(533)	—	(229)	(2)	(2,997)

Balance as of December 31, 2012	217,625	70,302	9,092	7,366	259	304,644

Internal transfers	67,902	431	380	69,598	(138,311)	—
Additions	123,328	9,704	—	788	146,451	280,271
Disposals	(28,504)	(14,875)	(6,329)	(5,516)	(181)	(55,405)
Foreign currency translation	547	2,068	—	26	(6)	2,635

Balance as of December 31, 2013	380,898	67,630	3,143	72,262	8,212	532,145

Accumulated depreciation and impairment:
Balance as of December 31, 2011	(140,405)	(37,903)	(2,476)	(6,516)	—	(187,300)
Internal transfers	—	(41)	—	41	—	—
Depreciation charge	(52,668)	(17,292)	(3,910)	(1,440)	—	(75,310)
Depreciation charge (discontinued operations)	(1,407)	(484)	—	(132)	—	(2,023)
Disposals	4,646	11,449	2,068	497	—	18,660
Disposals of subsidiaries	1,514	585	—	16	—	2,115
Discontinued operations	36,342	2,947	—	3,388	—	42,677
Foreign currency translation	1,762	299	—	129	—	2,190

Balance as of December 31, 2012	(150,216)	(40,440)	(4,318)	(4,017)	—	(198,991)

Internal transfers	(587)	227	—	360	—	—
Depreciation charge	(41,852)	(14,265)	(2,145)	(2,739)	—	(61,001)
Disposals	17,877	10,530	4,187	4,257	—	36,851
Foreign currency translation	310	(1,807)	—	(7)	—	(1504)

Balance as of December 31, 2013	(174,468)	(45,755)	(2,276)	(2,146)	—	(224,645)

Net book value
As of December 31, 2011	114,423	35,362	7,687	5,570	4,829	167,871

As of December 31, 2012	67,409	29,862	4,774	3,349	259	105,653

As of December 31, 2013	206,430	21,875	867	70,116	8,212	307,500

In 2013 and 2012 no significant impairment of property and equipment is recognized. As of December 31, 2013, the total amount of fully depreciated assets is equal to 174,444 (2012 – 105,102).

QIWI plc

Notes to consolidated financial statements (continued)

12.	Intangible assets

	Goodwill	Licenses	Computer Software	Customer relationships	Trade marks	Contract rights and others	Total
Cost
Balance as of December 31, 2011	1,671,993	183,076	481,937	170,310	107,300	10,447	2,625,063
Additions	—	—	40,487	—	—	1,742	42,229
Transfer between groups	—	—	813	—	—	(813)	—
Disposals	—	—	(3,085)	—	—	—	(3,085)
Disposals of subsidiaries	(4,454)	—	(1,096)	—	(30)	—	(5,580)
Discontinued operations	(30,654)	—	(65,576)	—	(3)	(5)	(96,238)
Foreign currency translation	—	—	(177)	—	—	718	541

Balance as of December 31, 2012	1,636,885	183,076	453,303	170,310	107,267	12,089	2,562,930

Additions	—	—	159,388	—	—	36,098	195,486
Additions from business combinations (Note 5.1)	—	—	—	—	—	295,384	295,384
Transfer between groups	—	—	1,988	—	—	(1,988)	—
Disposals	—	—	(206,983)	—	(107,170)	(5,336)	(319,489)
Foreign currency translation	—	—	580	—	—	9	589

Balance as of December 31, 2013	1,636,885	183,076	408,276	170,310	97	336,256	2,734,900

Accumulated amortization and Impairment:
Balance as of December 31, 2011	(32,747)	—	(279,835)	(170,310)	(107,254)	(6,391)	(596,537)
Charge for the year	—	—	(51,676)	—	(19)	(2,046)	(53,741)
Charge for the year (discontinued operations)	—	—	(6,026)	—	—	(1)	(6,027)
Transfer between groups	—	—	(29)	—	—	29	—
Impairment	—	—	(3,636)	—	—	—	(3,636)
Impairment (discontinued operations)	(2,361)	—	(26,277)	—	—	—	(28,638)
Disposals	—	—	3,085	—	—	—	3,085
Disposals of subsidiaries	4,454	—	873	—	6	—	5,333
Discontinued operations	30,654	—	62,768	—	—	2	93,424
Foreign currency translation	—	—	(275)	—	35	(23)	(263)

Balance as of December 31, 2012	—	—	(301,028)	(170,310)	(107,232)	(8,430)	(587,000)

Charge for the year	—	—	(50,811)	—	(9)	(1,279)	(52,099)
Impairment	(5,479)	—	—	—	—	—	(5,479)
Disposals	—	—	202,982	—	107,144	5,215	315,341
Foreign currency translation	—	—	(20)	—	—	2	(18)

Balance as of December 31, 2013	(5,479)	—	(148,877)	(170,310)	(97)	(4,492)	(329,255)

Net book value
As of December 31, 2011	1,639,246	183,076	202,102	—	46	4,056	2,028,526

As of December 31, 2012	1,636,885	183,076	152,275	—	35	3,659	1,975,930

As of December 31, 2013	1,631,406	183,076	259,399	—	—	331,764	2,405,645

As of December 31, 2013, the total amount of fully amortized assets is equal to 174,789 (2012 – 466,112).

QIWI plc

Notes to consolidated financial statements (continued)

13.	Impairment testing of goodwill and intangible assets with indefinite useful life

An analysis and movement of goodwill and licenses acquired through business combinations, by CGU, as included in the intangible assets note (Note 12), is as follows:

	OSMP	Visa QIWI Wallet	Others	Total
Cost
As of December 31, 2011	1,449,570	364,912	7,840	1,822,322

Impairment	—	—	(2,361)	(2,361)

As of December 31, 2012	1,449,570	364,912	5,479	1,819,961

Impairment	—	—	(5,479)	(5,479)

As of December 31, 2013	1,449,570	364,912	—	1,814,482

The Group determined the following CGUs: OSMP which is the major part of QD and Visa QIWI Wallet.

The carrying amount of Visa QIWI Wallet includes intangible assets 183,076 with an indefinite useful life (Bank license is expected to be renewed indefinitely) recorded by the Group at the date of acquisition on September 24, 2010. Based on the analysis of Visa QIWI Wallet CGU’s carrying value, including allocated goodwill and bank license, compared to its recoverable amount, the Group did not identify impairment of intangible assets with indefinite useful life as of December 31, 2013.

Prior to May 2013 the Company’s ordinary shares were not publicly traded, and Company measured the recoverable amounts of CGUs based on value in use using internal forecasted cash flows. Since then the Company estimated the recoverable amounts of its CGUs based on fair value less costs to sell on the basis of Group earnings multiples derived from market quotes as of December 31, 2013.

The calculation of recoverable amounts of these CGUs is most sensitive to:

•	Market price and volume of traded shares;

•	The Group’s transaction volume and net revenue yields;

•	Net profit margins of each CGU;

The values assigned to each of these parameters reflect market views on business.

With regard to the assessment of recoverable amounts of cash-generating units, management believes that no reasonably possible change in any of the above key assumptions would cause the carrying value of the units to materially exceed its recoverable amount.

As a result of deterioration of performance of one of Group business units in 2013 and 2012, an impairment charge of 5,479 (2012 – 2,361; 2011 – 8,225) was recorded in “Others” CGUs.

The principal factors leading to recognition by the Group the impairment losses of other CGU’s goodwill in 2013 and 2012 were reductions in the projected future cash flows of the recently acquired or established international businesses. Although the Group continued to project future long-term growth in cash flows, such growth was lower than that estimated at the time the businesses were acquired.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Long-term and short-term loans

As of December 31, 2013, long-term and short-term loans consisted of the following:

	Total as of December 31, 2013	Provision for impairment of loans	Net as of December 31, 2013
Long-term loans
Loans to individuals	10,637	—	10,637
Loans to legal entities	31,944	(31,944)	—

Total long-term loans	42,581	(31,944)	10,637

Short-term loans
Loans to individuals	10,196	—	10,196
Loans to legal entities	136,848	(85,362)	51,486
Due from financial institutions	7,196	(3,448)	3,748

Total short-term loans	154,240	(88,810)	65,430

As of December 31, 2012, long-term and short-term loans consisted of the following:

	Total as of December 31, 2012	Provision for impairment of loans	Net as of December 31, 2012
Long-term loans
Loans to individuals	18,480	—	18,480
Loans to legal entities	166,904	—	166,904

Total long-term loans	185,384	—	185,384

Short-term loans
Loans to individuals	14,436	(106)	14,330
Loans to legal entities	367,632	(60,000)	307,632
Due from financial institutions	5,572	(3,448)	2,124

Total short-term loans	387,640	(63,554)	324,086

As of December 31, 2013, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2012	Charge for the period	Write offs	Provision for impairment of loans as of December 31, 2013

Loans due from credit institutions	(3,448)	—	—	(3,448)
Short term loans and due from to individuals	(106)	—	106	—
Short term loans and due from legal entities	(60,000)	(57,306)	—	(117,306)

Total short-term receivables	(63,554)	(57,306)	106	(120,754)

QIWI plc

Notes to consolidated financial statements (continued)

14.	Long-term and short-term loans (continued)

As of December 31, 2012, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2011	Recovery/ (Charge) for the period	Provision for impairment of loans as of December 31, 2012

Loans due from credit institutions	(3,448)	—	(3,448)
Short term loans and due from to individuals	(573)	467	(106)
Short term loans and due from legal entities	(10,000)	(50,000)	(60,000)

Total Bank’s short-term receivables	(14,021)	(49,533)	(63,554)

As of December 31, 2011, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2010	Charge for the period	Provision for impairment of loans as of December 31, 2011

Loans due from credit institutions	(3,361)	(87)	(3,448)
Short term loans and due from to individuals	(7)	(566)	(573)
Short term loans and due from legal entities	(10,000)	—	(10,000)

Total Bank’s short-term receivables	(13,368)	(653)	(14,021)

As of December 31, 2011, 2012 and 2013, the Group had no overdue but not impaired loans.

The following table demonstrates due dates of the Group’s loans issued including interests accrued as of December 31, 2012 and 2013:

	On demand and < 1 month	1-6 months	6-12 months	>1 year	Total long- term and short-term loans
Loans receivable as of December 31, 2012	14,857	72,620	236,609	185,384	509,470
Loans receivable as of December 31, 2013	5,395	55,345	4,690	10,637	76,067

QIWI plc

Notes to consolidated financial statements (continued)

15.	Trade and other receivables

As of December 31, 2013, trade and other receivables consisted of the following:

	Total as of December 31, 2013	Provision for impairment of receivables	Net as of December 31, 2013

Cash receivable from agents	932,541	(448,042)	484,499
Deposits issued to merchants	1,945,370	(6,223)	1,939,147
Payment processing fees receivable from merchants	150,561	(1,080)	149,481
Receivables for advertising	74,730	(24,083)	50,647
Advances issued to vendors	42,763	(1,726)	41,037
Rent receivables	71,271	(5,459)	65,812
Other receivables and advances	46,594	(4,920)	41,674

Total trade and other receivables	3,263,830	(491,533)	2,772,297

As of December 31, 2012, trade and other receivables consisted of the following:

	Total as of December 31, 2012	Provision for impairment of receivables	Net as of December 31, 2012

Cash receivable from agents	1,418,248	(288,017)	1,130,231
Deposits issued to merchants	1,996,324	(5,296)	1,991,028
Payment processing fees receivable from merchants	171,610	(1,352)	170,258
Receivables for advertising	67,776	(16,361)	51,415
Advances issued to vendors	43,121	(3,026)	40,095
Rent receivables	17,425	(3,701)	13,724
Other receivables and advances	44,724	(3,804)	40,920

Total trade and other receivables	3,759,228	(321,557)	3,437,671

Trade receivables aged but not impaired as of December 31, 2013 are presented below:

			Ageing of receivables (days)
As of December 31, 2013	Total	<30	30-60	60-90	90-180	180-360	>360

Cash receivable from agents	484,499	447,640	16,474	2,140	13,330	4,722	193
Payment processing fees receivable from merchants	149,481	120,527	28,418	307	227	—	2
Receivables for advertising	50,647	18,295	19,714	8,956	3,682	—	—
Rent receivables	65,812	25,599	22,384	6,417	11,380	32	—

Total trade and other receivables	750,439	612,061	86,990	17,820	28,619	4,754	195

QIWI plc

Notes to consolidated financial statements (continued)

15.	Trade and other receivables (continued)

Trade receivables aged but not impaired as of December 31, 2012 are presented below:

			Ageing of receivables (days)
As of December 31, 2012	Total	<30	30-60	60-90	90-180	180-360	>360

Cash receivable from agents	1,130,231	1,059,433	22,660	34,923	8,584	1,062	3,569
Payment processing fees receivable from merchants	170,258	156,164	8,709	3,442	1,796	116	31
Receivables for advertising	51,415	37,951	10,153	2,213	1,087	11	—
Rent receivables	13,724	8,133	4,335	986	270	—	—

Total trade and other receivables	1,365,628	1,261,681	45,857	41,564	11,737	1,189	3,600

For the year ended December 31, 2013, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2012	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2013

Cash receivable from agents	(288,017)	(194,456)	34,431	(448,042)
Deposits issued to merchants	(5,296)	(1,550)	623	(6,223)
Payment processing fees receivable from merchants	(1,352)	(70)	342	(1,080)
Receivables for advertising	(16,361)	(7,722)	—	(24,083)
Advances issued to vendors	(3,026)	(42)	1,342	(1,726)
Rent receivables	(3,701)	(1,435)	(323)	(5,459)
Other receivables and advances	(3,804)	(4,130)	3,014	(4,920)

Total trade and other receivables	(321,557)	(209,405)	39,429	(491,533)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 0%-36% per annum is accrued on overdrafts granted to some agents.

For the year ended December 31, 2012, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2011	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2012

Cash receivable from agents	(163,465)	(136,975)	12,423	(288,017)
Deposits issued to merchants	(5,204)	(93)	1	(5,296)
Payment processing fees receivable from merchants	(1,087)	(802)	537	(1,352)
Receivables for advertising	(13,162)	(3,216)	17	(16,361)
Advances issued to vendors	(1,896)	(2,636)	1,506	(3,026)
Rent receivables	(3,143)	(558)	—	(3,701)
Other receivables and advances	(1,231)	(8,071)	5,498	(3,804)

Total trade and other receivables	(189,188)	(152,351)	19,982	(321,557)

Discontinued operations	(54,459)	(9,146)	63,605	—

Trade and other receivables, including receivables from discontinued operations	(243,647)	(161,497)	83,587	(321,557)

QIWI plc

Notes to consolidated financial statements (continued)

15.	Trade and other receivables (continued)

For the year ended December 31, 2011, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2010	Charge for the year	Write offs	Provision for impairment of receivables as of December 31, 2011

Cash receivable from agents	(158,650)	(33,721)	28,906	(163,465)
Deposits issued to merchants	(642)	(4,660)	98	(5,204)
Payment processing fees receivable from merchants	(1,362)	217	58	(1,087)
Receivables for advertising	(439)	(12,989)	266	(13,162)
Advances issued to vendors	(2,652)	699	57	(1,896)
Rent receivables	—	(3,143)	—	(3,143)
Other receivables	(1,224)	(139)	132	(1,231)

Total trade and other receivables	(164,969)	(53,736)	29,517	(189,188)

Discontinued operations	(7,878)	(43,037)	(3,544)	(54,459)

Trade and other receivables, including receivables from discontinued operations	(172,847)	(96,773)	25,973	(243,647)

16.	Cash and cash equivalents

As of December 31, 2013 and 2012, cash and cash equivalents consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Correspondent accounts with CB RF	1,098,389	656,488
Correspondent accounts with other banks	1,681,656	6,606,561
Short-term CB RF deposits	5,560,000	1,500,000
Other short-term bank deposits	929,626	2,389,619
RUB denominated cash with banks and on hand	239,969	267,855
Foreign currency denominated cash with banks and on hand	433,520	216,390

Total cash and cash equivalents	9,943,160	11,636,913

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

17.	Other assets

As of December 31, 2013 and 2012, other non-current assets consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Long term right to lease premises	16,325	—
Lease deposit	—	28,745
Other	52	9,649

Total other non-current assets	16,377	38,394

QIWI plc

Notes to consolidated financial statements (continued)

17.	Other assets (continued)

As of December 31, 2013 and 2012, other current assets consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Reserves at CB RF*	54,683	108,695
Inventories	22,761	19,004
Other	15,890	31,565

Total other current assets	93,334	159,264

*	Banks are currently required to post mandatory reserves with the CB RF to be held in non-interest bearing accounts. Starting from March 1, 2013, such mandatory reserves established by the CBR constitute 4.25% for all liabilities. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

18.	Share capital, additional paid-in capital and other reserves

The charter capital of the Company consisted of 15,000 ordinary shares with par value of €1,71 each authorized, issued and outstanding as of December 31, 2011 (2010 – 15,000). All issued shares were fully paid. In case of liquidation, the Company’s assets remaining after settlement with creditors, payment of dividends and redemption of the par value of shares is distributed among the ordinary shareholders proportionately to the number of shares owned.

On August 22, 2012, the shareholders of the Group approved a split of the shares and the conversion of the Company’s existing share capital comprising €25,650 (equivalent to 890) divided into 15,000 ordinary shares of the par value of €1,71 per share each fully paid into a larger number by splitting each share into 3,420 shares making a total of 51,300,000 shares of par value €0,0005 per share and an increase in the authorized share capital of the Company from €25,650 (equivalent to 890) to €76,950.

On December 11, 2012, the Company increased its share capital by a way of issuance of 700,000 ordinary shares with a par value of €0.0005 per share proportionally to all of its shareholders at nominal value, so as to increase its share capital amounts to €26,000 (equivalent to 904), after issuance divided into 52,000,000 ordinary shares with a par value of €0.0005 per share. After stock split and issuance described above, 52,000,000 shares are assumed outstanding for all periods presented for the purpose of EPS computation.

On December 31, 2012, the Company converted its 153,900,000 authorized ordinary shares into 101,900,000 class A shares and 52,000,000 class B shares. After the conversion the authorized share capital of €76,950 was divided into 101,900,000 class A shares of €0.0005 and 52,000,000 class B shares of €0.0005 and the issued share capital €26,000 (equivalent to 904) was divided into 52,000,000 class B shares of €0.0005.

Further, on December 31, 2012, the Company increased its authorized share capital from €76,950 divided into 101,900,000 class A shares of €0.0005 and 52,000,000 class B shares of €0.0005 to €115,425 divided into 117,500,000 class A shares of €0.0005 and 113,350,000 class B shares of €0.0005.

On May 2, 2013, by way of a special resolution of Group shareholders, the then-existing authorized share capital was converted from €115,425 divided into 117,500,000 class A shares of €0.0005 each and 113,350,000 class B shares of €0.0005 each to €115,425 divided into 157,000,000 class A shares of €0.0005 each and 73,850,000 class B shares of €0.0005 each and the issued share capital was converted from €26,000 divided into 52,000,000 class B shares of €0.0005 each to €26,000 divided into 39,500,000 class A shares of €0.0005 each and 12,500,000 class B shares of €0.0005 each.

QIWI plc

Notes to consolidated financial statements (continued)

18.	Share capital, additional paid-in capital and other reserves (continued)

On May 23, 2013, the Company took the following corporate actions in connection with the exercise of the right of conversion of class A shares into class B shares: (i) conversion of the authorized share capital from €115,425 divided into 157,000,000 class A shares of €0.0005 each and 73,850,000 class B shares of €0.0005 each to €115,425 divided into 156,026,192 class A shares of €0.0005 each and 74,823,808 class B shares of €0.0005 each, and (ii) conversion of the issued share capital from €26,000 divided into 39,500,000 class A shares of €0.0005 each and 12,500,000 class B shares of €0.0005 each to €26,000 divided into 38,526,192 class A shares of €0.0005 each and 13,473,808 class B shares of €0.0005 each.

On September 10, 2013 the Company increased its issued share capital by issuance of 97,500 class B shares of €0.0005 per share as a result of the exercise of options by current and former employees which resulted in the issued share capital being increased to €26,048.75 (equivalent to 906) divided into 38,526,192 class A shares of €0.0005 each and 13,571,308 class B shares of €0.0005 each.

On October 3, 2013, the Company took the following corporate actions in connection with the exercise of the right of conversion of class A shares into class B shares: (i) conversion of the authorized share capital from €115,425 divided into 156,026,192 class A shares of €0.0005 each and 74,823,808 class B shares of €0.0005 each to €115,425 divided into 146,598,646 class A shares of €0.0005 each and 84,251,354 class B shares of €0.0005 each, and (ii) conversion of the issued share capital from €26,048 divided into 38,526,192 class A shares of €0.0005 each and 13,571,308 class B shares of €0.0005 each to €26,048.75 divided into 29,098,646 class A shares of €0.0005 each and 22,998,854 class B shares of €0.0005 each.

On October 16, 2013, the Company increased its issued share capital by issuance of 21,294 class B shares of €0.0005 per share as a result of the exercise of options by current and former employees which resulted in the issued share capital being increased to €26,059.40 (equivalent to 907) divided into 29,098,646 class A shares of €0.0005 each and 23,020,148 class B shares of €0.0005 each.

Each class A share has the right to ten votes at a meeting of shareholders; and each class B share has the right to one vote at a meeting of shareholders. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution the Group pays.

The additional paid-in capital of the Company in amount of 1,876,104 arose as a result of the acquisition in 2007 of ZAO e-port, ZAO QIWI Wallet and certain other subsidiaries in exchange for newly issued shares representing 35% of the Company’s share capital following issuance. The difference between the fair value of the shares issued and their nominal value was recorded as additional paid-in capital.

The other reserves of the Group’s equity represent the financial effects from changes in equity of associates, acquisitions and disposals, as well as other operations with non-controlling interests in the subsidiaries without loss of control and effect from option agreements over non-controlling interest and share-based payment transactions.

19.	Borrowings

As of December 31, 2013, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2013
Bank overdrafts	0%	On demand	635

Total short-term borrowings			635

QIWI plc

Notes to consolidated financial statements (continued)

19.	Borrowings (continued)

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2013

Due to non-controlling shareholders of subsidiaries (U.S.$2,253,796 and €214,257)	10.0-10.5%	August 2015 – December 2016	100,550
Other Borrowings (U.S.$ 269,450)	10.0%	November- December 2016	8,801

Total long-term borrowings			109,351

Repayments of long-term and short-term borrowings beginning on January 1, 2014, including interest are as follows:

2014	9,944
2015	56,905
2016	64,170

Total borrowings	131,019

Less interest	(21,033)

Total borrowings	109,986

As of December 31, 2012, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2012

Due to non-controlling shareholders of subsidiaries (BYR 75,000,000, U.S.$245,532 and €119,197)	10%	July, 2013	15,754
Other Borrowings (U.S.$269,450)	0-10.3%	July, 2013 – December, 2013	10,351

Total short-term borrowings			26,105

Long-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2012

Due to non-controlling shareholders of subsidiaries (U.S.$1,030,500 and €95,060)	10-10.5%	February, 2014 – August, 2015	38,762

Total long-term borrowings			38,762

On September 27, 2013 ZAO QIWI entered into a short-term overdraft facility agreements with bank VTB for an overdraft up to 85,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 800,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The overdraft facility is guaranteed by the CEO of the Group. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

19.	Borrowings (continued)

On December 31, 2013 ZAO QIWI entered into a short-term overdraft facility agreements with bank VTB for an overdraft up to 315,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 950,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The overdraft facility is guaranteed by the CEO of the Group. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

20.	Trade and other payables

As of December 31, 2013 and 2012, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Payables to merchants	4,262,529	3,305,537
Deposits received from agents	7,599,407	9,203,947
Deposits received from individual customers	2,256,927	3,147,674
Payment processing fees payable to agents	483,384	545,043
Accrued expenses	192,580	170,542
Payables to vendors	92,014	351,102
Payables for rent	16,031	22,577
Payables to employees	2,225	18,747
Other advances received	29,097	3,804

Total trade and other payables	14,934,194	16,768,973

21.	Amounts due to customers and amounts due to banks

As of December 31, 2013 and 2012, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2012	As of December 31, 2013

Due to banks	31,871	95,977
Due to customers: individuals	379,996	285,440
Due to customers: legal entities	532,682	449,809

Total amounts due to customers and amounts due to banks	944,549	831,226

Amounts due to customers and amounts due to banks do not bear interest.

QIWI plc

Notes to consolidated financial statements (continued)

22.	Revenue

Revenue for the years ended December 31 was as follows:

	2011	2012	2013

Payment processing fees	7,121,447	7,623,828	9,934,128
Revenue from advertising	262,130	454,056	507,043
Interest revenue from agent’s overdrafts	184,890	205,400	195,316
Interest revenue and gain from currency swaps	136,607	234,121	384,977
Revenue from rent of space for kiosks	268,883	88,548	91,638
Cash and settlement services	55,120	216,020	485,570
Other revenue	129,020	89,465	67,378

Total revenue	8,158,097	8,911,438	11,666,050

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	2011	2012	2013
Interest income and gain from currency swaps classified as part of revenue	(136,607)	(234,121)	(384,977)
Gain from currency swaps classified as part of revenue	—	—	32,482
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(6,146)	(25,510)	(22,204)
Interest expense	4,064	7,520	28,686
Interest expense (income), net from discontinued operations	8,043	8,621	—

Interest expense (income), net, for the purposes of consolidated cash flow statement	(130,646)	(243,490)	(346,013)

23.	Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the years ended December 31 was as follows:

	2011	2012	2013

Transaction costs	4,446,945	4,420,460	5,065,182
Payroll and related taxes	668,948	712,360	897,975
Advertising commissions	13,631	68,841	92,041
Cost of rent of space for kiosks	237,936	95,214	85,025
Other expenses	205,149	157,413	256,276

Total cost of revenue (exclusive of depreciation and amortization)	5,572,609	5,454,288	6,396,499

Other expenses for the year ended December 31, 2013 include loss due to security breach of 88,717.

QIWI plc

Notes to consolidated financial statements (continued)

24.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2011	2012	2013
Payroll, related taxes and other personal expenses	888,666	1,029,605	1,342,762
Rent of premises and related utility expenses	156,366	135,671	214,918
Bad debt expense	54,389	201,884	266,711
Office maintenance expenses	93,352	118,467	185,523
Telecommunication and internet expenses	49,356	47,228	40,990
Travelling and representation expenses	48,816	43,777	68,017
Advertising and related expenses	147,076	39,924	171,914
Professional fees	40,875	20,827	44,387
Other tax expenses	36,998	53,831	117,011
Bank services	2,610	6,757	8,671
Offering expenses	—	109,237	84,732
Other operating expenses	25,184	31,589	62,082

Total selling, general and administrative expenses	1,543,688	1,838,797	2,607,718

25.	Other expenses

Other expenses for the years ended December 31 were as follows:

	2011	2012	2013

Tax penalties	—	—	7,044
Share of loss for the period attributable to non-controlling interest and accounted for as a liability	16,609	24,298	—
Loss on loans issued at rate different from market	30,993	—	—
Loss on acquisition of non-controlling interest classified as a liability	12,252	—	—
Other	13,328	4,440	13,045

Total other expenses	73,182	28,738	20,089

QIWI plc

Notes to consolidated financial statements (continued)

26.1.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	2011	2012	2013
Proposed, declared and approved during the year:
Final dividend for 2012: 296,000 or 5.68 per share; interim dividend for 2013: U.S.$ 48,398,014 or 0.93 per share;
(2012: Final dividend for 2010: 6,475 or 0.12 per share; final dividend for 2011 U.S.$ 1,342,316 or U.S.$ 0.03 per share; interim dividend for 2012: 820,039 or 15.73 per share;
2011: Final dividend for 2010: U.S.$ 7,913,055 or U.S.$0.15 per share; interim dividends for 2011: U.S.$6,411,623 or U.S.$0.12 per share;).	416,537	866,900	1,868,939
Paid during the period:
Final dividend for 2012: 296,000 or 5.68 per share; interim dividend for 2013: U.S.$ 48,398,014 or 0.93 per share;
(2012: Final dividend for 2010: 6,475 or 0.12 per share; final dividend for 2011 U.S.$ 1,342,316 or U.S.$ 0.03 per share; interim dividend for 2012: 820,039 or 15.73 per share;
2011: Final dividend for 2011: U.S.$ 7,913,055 or U.S.$ 0.15 per share; interim dividends for 2011: U.S.$ 6,411,623 or U.S.$ 0.12 per share).	424,720	865,687	1,881,082
Proposed for approval (not recognized as a liability as of December 31):
Final dividend for 2013: U.S.$ 16,700,349 or U.S.$0.32 per share.
(2011: Final dividends for 2011: U.S.$ 1,342,316 or U.S.$ 0.03 per share and interim dividends for 2012: 75,215 or 1.44 per share)	115,601	—	546,589
Dividends payable as of December 31	—	—	—

During the year ended December 31, 2013 SP OOO OSMP-M (Moldova) paid dividends to non-controlling shareholders in the amount of 2,098 and QIWI Bank proposed, declared and approved dividends to non-controlling shareholders in the amount of 14. Dividends payable as of December 31, 2013 relates to dividends payable by QIWI Bank to non-controlling shareholders in amount of 21 (other current liabilities).

During the year ended December 31, 2012 SP OOO OSMP-M (Moldova) paid dividends to non-controlling shareholders in the amount of 908 and QIWI Bank proposed, declared and approved dividends to non-controlling shareholders in the amount of 6. Dividends payable as of December 31, 2012 relates to dividends payable by QIWI Bank to non-controlling shareholders in amount of 6 (other current liabilities).

During the year ended December 31, 2011, Diomachin Ltd paid dividends to non-controlling shareholders in the amount of 54,682 and TOO OSMP paid dividends to non-controlling shareholders in the amount of 22,902 (dividends in amount of 16,781 were offset with loans issued by the Group to non-controlling shareholders). No dividends were payable as of December 31, 2011 to non-controlling shareholders.

Prior to 2012, the Company distributed dividends in U.S.$, but starting from 2012 it began to pay dividends mostly in Russian rubles. The Company itself is a holding company, and majority of its consolidated earnings are earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.

QIWI plc

Notes to consolidated financial statements (continued)

26.2	IPO expenses

In May 2013 in the initial public offering (IPO) of the Company 13,473,808 shares in the form of American Depositary Shares (ADSs) were sold by existing shareholders of the Company at the price of U.S.$ 17 per ADS. The Company received no proceeds from the IPO.

The underwriters agreed to reimburse the Company for a portion of the shareholders expenses in connection with the IPO in the amount of 72,836. The Company distributed a portion of this reimbursement to the selling shareholders in the form of a non-proportional distribution of dividends during the year ended December 31, 2013 in the amount of 67,643. Both the expense reimbursement by the underwriters and the non-proportional distribution of dividends to the selling shareholders were recorded through “other reserves” in the statement of shareholders’ equity.

27.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

Starting from January 1, 2013, the Company is subject to a 12.5% corporate income tax applied to its worldwide income (prior to that it was 10%). Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20% on net profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange). Dividend income is unconditionally exempt from Income Tax. In certain cases dividends received from abroad may be subject to defence contribution at the rate of 20% for the year 2012 and 2013 and 17% for 2014 and thereafter.

Under certain conditions interest income may be subject to defence contribution at the rate of 30% (10% to August 30, 2011, 15% to April 29, 2013). In such cases this interest will be exempt from corporation tax.

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2013 and 2012, relate to the following:

	As of December 31, 2012	As of December 31, 2013

Property and equipment	1,836	(2,601)
Intangible assets	(48,335)	(64,765)
Inventories	2,253	3,202
Other non-current assets	(3,265)	(4)
Trade and other payables	38,862	58,415
Allowance for doubtful accounts	76,537	112,058
Tax loss carry forwards	13,641	36,438
Loans issued	3,884	15,465
Debt instruments	(3,800)	(45)
Deferred revenue	3,105	4,693
Taxes on unremitted earnings	(20,101)	(21,599)
Other	—	2,679

Total	64,617	143,936

Not recognized deferred tax assets	(6,877)	(19,233)

Net deferred income tax asset	57,740	124,703

including:
Deferred tax asset	101,805	183,333
Deferred tax liability	(44,065)	(58,630)

Deferred tax asset arising from tax loss carry forwards relates to loss making subsidiaries operating principally in Romania, USA and Latvia. Term of expiration of the related tax loss carry forwards is 7 years in Romania, 8 years in Latvia and without limits in other jurisdictions.

Deferred tax assets relating to tax loss carry forwards amounting to 19,233 were not recognized as of December 31, 2013 (2012 – 6,877) because the Group does not believe that the realization of related deferred tax assets is probable.

The Company does not intend to distribute a portion of its accumulated undistributed foreign earnings. At December 31, 2013 the amount of tax that it would pay to distribute them would be 21,599 (2012 – 20,101).

The Company intends to repatriate all 2013 earnings from its Russian subsidiaries, which resulted in accrual of respective taxes on unremitted earnings.

	2011	2012	2013
Deferred income tax asset, net as of January 1	24,513	44,035	57,740
Effect of acquisitions of subsidiaries	—	—	(9,075)
Deferred tax benefit	19,522	13,705	76,038

Deferred income tax asset, net as of December 31	44,035	57,740	124,703

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax (continued)

For the year ended December 31, income tax expense included:

	2011	2012	2013
Total tax expense from continuing operations	(240,523)	(407,729)	(609,509)
including:
Current income tax expense	(270,108)	(426,887)	(685,547)
Deferred tax benefit	29,585	19,158	76,038

Total tax expenses from discontinued operations	(18,687)	(6,828)	—
including:
Current income tax expense	(8,624)	(1,375)	—
Deferred tax expense	(10,063)	(5,453)	—

Income tax expense for the year	(259,210)	(414,557)	(609,509)

Theoretical and actual income tax expense for continuing operations is reconciled as follows:

	2011	2012	2013

Profit before tax from continuing operations	826,502	1,455,870	2,444,883
Theoretical income tax expense at the Company’s tax rate of 12.5% (Cyprus) (10% in 2012 and 2011)	(82,650)	(145,587)	(305,610)
Increase resulting from the tax effect of:
Non-deductible expenses	(34,514)	(52,808)	(110,199)
Tax on dividends	(34,876)	(53,189)	(100,022)
Effect of income of subsidiaries taxed at different rates	(85,554)	(141,139)	(81,322)
Unrecognized tax assets	(824)	(15,006)	(12,356)
Other	(2,105)	—	—

Total income tax expense	(240,523)	(407,729)	(609,509)

Theoretical and actual income tax expense for discontinued operations is reconciled as follows:

	2011	2012

Profit before tax from discontinued operations	(137,568)	(233,535)
Theoretical income tax expense at the Company’s tax rate of 10% (Cyprus)	13,757	23,354
Increase resulting from the tax effect of:

Non-deductible expense and non-taxable income	3,551	168
Difference due to change in tax legislation	(8,698)	—
Tax on dividends	426	23
Effect of loss of subsidiaries taxed at different rates	26,258	20,406
Unrecognized tax assets	(53,981)	(41,494)
Non-taxable gain from disposal of subsidiaries	—	4,655
Tax effect of non-deductible loss on re-measurement to fair value	—	(13,940)

Total income tax expense	(18,687)	(6,828)

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

The Russian economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. The global financial crisis has resulted in uncertainty regarding further economic growth, availability of financing and cost of capital, which could negatively affect the Group’s future financial position, results of operations and business prospects.

Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

Due to its international structure, the Group is subject to permanent establishment and transfer pricing risks in various jurisdictions it operates in. The Group manages the related risks by looking at its management functions and risks in various countries and level of profits allocated to each subsidiary. If additional taxes are assessed with respect to these matters, they may be material. The new Russian transfer pricing legislation, which came into force on January 1, 2012, allows the Russian tax authority to apply transfer pricing adjustments and impose additional profits tax liabilities in respect of all “controlled” transactions if the transaction price differs from the market level of prices. The list of “controlled” transactions includes transactions performed with related parties and certain types of cross-border transactions. The Group will determine its tax liabilities arising from “controlled” transactions using actual transaction prices. Due to the uncertainty and absence of current practice of application of the current Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions and accrue additional tax liabilities unless the Group is able to demonstrate the use of market prices with respect to the “controlled” transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

The Group’s operations and financial position will continue to be affected by Russia and the CIS political developments, including the application and interpretation of existing and future legislation and tax regulations. Such possible occurrences and their effect on the Group could have a severe impact on the Group’s operations or its financial position in Russia and the CIS.

While management believes, it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances, unexpected further deterioration in the areas described above could negatively affect the Group’s results and financial position in a manner not currently determinable.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Government regulation of the electronic payment systems

In certain jurisdictions where the Group operates, the legislation on e-payments is not yet mature and is developing, and no assurance can be made that if such legislation is changed or the new legislation adopted it will be beneficial to the Group’s business. From time to time, the Group may also be subject to in the area of anti-money laundering by the regulatory authorities, including Anti-Monopoly authorities. The subject of investigation varies and may include alleged violations of the Russian law on advertising, in particular related to consents from Group consumers for sending them SMS advertising messages. Historically, the penalties imposed on us as a result of such investigations were insignificant. In addition, we generally dispute them in due course, and expect to be able to resolve such disputes in Group favor. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

Starting from November 2013, certain mobile network operators introduced measures to limit the number of SMS delivered to their customers. These measures may substantially increase the fees for delivering SMS to the Group’s consumers, as well as limit the amount of such SMS delivered. As a consequence, the Group’s management expects that SMS advertising revenues may be materially negatively affected going forward.

Anti-Trust Investigation in Kazakhstan

In March 2012, a Group subsidiary in Kazakhstan became subject to the anti-trust investigation conducted by the Competition Protection Agency of the Republic of Kazakhstan, or the Agency, concerning alleged abuse of its dominant electronic payment market position in this country. The maximum liability to which the Group can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. No fine has been levied as a result of the investigation, but the Agency has issued an order to rectify violations of the anti-trust legislation. The Group has complied with the orders and has taken actions to remedy applicable failures. The Group expects similar investigations by the Agency in future to recur, but cannot reliably estimate at this time the amounts of claims that can be brought against the Group in the future in connection with them.

Risk of cybersecurity breach

The Company stores and/or transmits sensitive data, such as credit or debit card numbers and mobile phone numbers, and the Company has ultimate liability to its consumers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. However, any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, payables to other payment systems, fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. In addition, misuse of such sensitive data or a cybersecurity breach could result in claims, regulatory scrutiny and other negative consequences.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

The Group has been and continues to be the subject of legal proceedings and adjudications from time to time, none of which has had, individually or in the aggregate, a material adverse impact on the Group. Management believes that the resolution of all business matters will not have a material impact on the Group’s financial position or operating results.

Cyprus issue

The Cyprus economy has been adversely affected from the crisis in the Cyprus banking system in conjunction with the inability of the Republic of Cyprus to borrow from international markets. As a result, the Republic of Cyprus entered into negotiations with the European Commission, the European Central Bank and the International Monetary Fund (the “Troika”), for financial support, which resulted into an agreement and the Eurogroup decision of March 25, 2013. The decision included the restructuring of the two largest banks in Cyprus Laiki Bank and Bank of Cyprus. During 2013 the Cyprus economy contracted further with a decrease in the Gross Domestic Product.

Following the positive outcome of the first, second and third quarterly reviews of Cyprus’s economic programme by the European Commission, the European Central Bank and the International Monetary Fund during 2013, the Eurogroup endorsed the disbursement of the scheduled tranches of financial assistance to Cyprus.

The Group’s assets domiciled in Cyprus are not significant, and on this basis the directors and management do not anticipate any material impact on the future recovery of the Group’s assets from the resolution of this issue.

Operating lease commitments

The Group has commercial lease agreements of office buildings and kiosk places. The leases have an average life of between one (for kiosk places) and seven (for office buildings) years. Total lease expense for the year ended December 31, 2013 is for rent of office places 190,752 (2012 – 119,432; 2011 – 117,515) and for kiosk places rent 85,025 (2012 – 95,214; 2011 – 237,936).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, 2013 are as follows:

Within one year	140,707
After one year but not more than five years	445,738
More than five years	163,963

Pledge of assets

As of December 31, 2013 the Group pledged debt instruments with the carrying amount of 400,000 (2012 – 1,174,700) as collateral for merchants, 1,083,574 (2012 – 0) as collateral for VTB bank guarantee issued to VISA and 462,732 (2012 – 0) as coverage for supporting its short-term overnight credit facility at CB RF.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the relevant financial year and balances with related parties as of the end of the relevant years:

Category of related party	Amounts owed by related parties	Amounts owed to related parties	Cash due to related party customers

As of December 31, 2013
Associates	5,255	—	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(14,016)	—
Other operations	1,581	—	(229,585)
Other related parties (C)	30,186	(533,635)	(3,828)

As of December 31, 2012
Associates (A)	157,145	(53,966)	(11,032)
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(16,700)	—
Other operations	—	—	(232,682)
Other related parties	7,568	(198,423)	(14,475)

Category of related party	Revenue from related parties	Cost of revenue to related parties	Operating income and expenses	Interest paid/ received

The year ended December 31, 2013
Associates	85,379	(2,463)	—	16,804
Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	—	(123,268)	—
Share-based payments	—	—	(61,609)	—
Other operations	74	(2)	(1,212)	—
Other related parties (B) (C)	346,129	(121,780)	(12,029)	(7,005)

The year ended December 31, 2012
Associates	231,003	(4)	—	23,889

Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	—	(124,164)	—
Share-based payments	—	—	(20,576)	—
Other operations	—	—	—	210
Other related parties (B)	127,213	(9,545)	(7,586)	(3,802)

The year ended December 31, 2011
Associates	154,486	—	(27,434)	794

Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	—	(130,963)	—
Other related parties (B)	70,696	(193,630)	(4,446)	(1,855)

(A)	Before December 27, 2013 one of the associates acted as an agent in the project of renting space for kiosks. The total amount owed by a related party as of December 31, 2012 is 152,061 consists of a current receivable of 249 and a loan 151,812 made by the Group. This represents the amount due for assignment of lease deposit paid by the Group to the lessor. The loan bears interest at a rate of 8% per annum. Its carrying amount was adjusted to reflect a market interest rate of 14%.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Balances and transactions with related parties (continued)

(B)	Other related parties include a group of companies controlled by one of the shareholders that act as merchants. Revenue accrued by the Group from these related parties for the year ended December 31, 2013 in the amount of 113,066 (2012 – 123,321, 2011 – 68,059) represents payment processing fees. Cost of revenue incurred from these entities by the Group for the year ended December 31, 2013 in the amount 4,508 (2012 – 2,653, 2011 - 164) represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.
(C)	Since June 7, 2013 other related parties include a group of companies under common control with one of the Group’s shareholders described in the previous paragraph above, which act as both merchants and agents for the Group and include a mobile network operator, which is one of the Group’s top three customers. Revenue accrued to the Group by these related parties from June 7 to December 31, 2013 amounts to 224,254 and represents payment processing fees. Cost of revenue, incurred to these entities by the Group in the amount 117,272 represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that The Group would use in similar contracts with non-related parties.
(D)	Short-term benefits of key management comprise cash remuneration of the members of the Board of Directors and key management. Cash remuneration of the members of the Board of Directors (each a “Director” and collectively, “Directors”) of the Company amounted to 35,174 the year ended December 31, 2013 (2012 and 2011 – nil).

The above stated balances and transactions have been entered into on terms as described above or as between the parties, are not secured, nor bear interest except that disclosed above and in Note 19.

30.	Risk management

The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are interest rate risk, foreign exchange risk, liquidity and capital management’s risks and credit risk. Management reviews and agrees policies for managing each of the risks which are summarized below.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. The Group’s income and operating cash flows are substantially independent of changes in market interest rates, because it has no significant interest-bearing assets or liabilities except for borrowings with a fixed interest rate (Note 19). The Group used fixed rate instruments in 2013 and 2012.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

As of December 31, 2013 and 2012, the Group’s net assets in foreign currencies were not significant. Taking into account the structure of its net assets and the exchange rates fluctuations in 2013 and 2012, the Group evaluated foreign exchange risk as not significant.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Risk management (continued)

Liquidity risk and capital management

The Group uses cash from shareholders’ contributions, has sufficient cash and does not have any significant outstanding debt other than interbank debt with short maturities (classified as due from banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. The Group expects that agent’s deposits will continue to be offset against future payments and not be called by the agents. Amounts due to customers and amounts due to banks and trade and other payables are due on demand.

According to CB RF requirements, a bank’s capital calculated based on Russian accounting standards should be not less than 10% of its risk-adjusted assets. As of December 31, 2013, ZAO “QIWI Bank’s” capital comprised 11% (2012 – 14%) thereby exceeding the required level. ZAO “QIWI Bank” monitors the fulfillment of requirements on a daily basis and sends the report to CB RF on a monthly basis. During the year 2013 and 2012 ZAO “QIWI Bank” met the capital adequacy requirements (CB RF).

As of December 31, 2013, the risk-adjusted capital adequacy coefficient calculated in accordance with 1988 Basel Capital Accord consisted of 31% (2012 – 26%) that exceeded minimal level (8%, 2012 – 8%).

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes share capital, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. Currently, the Group requires capital to finance its growth, but it generates sufficient cash from its operations. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

		Due:
	Total	On demand	Within a year	More than a year

Long-term and short-term borrowings	109,986	—	635	109,351
Trade and other payables	16,768,973	16,768,973	—	—
Amounts due to customers and amounts due to banks	831,226	831,226	—	—

Total as of December 31, 2013	17,710,185	17,600,199	635	109,351

		Due:
	Total	On demand	Within a year	More than a year

Long-term and short-term borrowings	64,867	—	26,105	38,762
Trade and other payables	14,934,194	14,934,194	—	—
Amounts due to customers and amounts due to banks	944,549	944,549	—	—

Total as of December 31, 2012	15,943,610	15,878,743	26,105	38,762

QIWI plc

Notes to consolidated financial statements (continued)

30.	Risk management (continued)

Credit risk

Financial assets, which potentially subject the Group and its subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and are primarily secured by collateral, which includes pledge of agents’ assets and guarantees. The above collateral does not meet criteria for separate recognition under IFRS and may be insufficient to cover the receivables, but is taken into account when assessing the impairment of related receivables and loans. The Group holds cash primarily with reputable Russian and international banks, including CB RF, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those of the banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables (Note 15). The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

	Trade and other receivables		Revenue
	As of December 31, 2012	As of December 31, 2013	2012	2013
Concentration of credit risks by main counterparties, % from total amount
Top 5	60%	33%	24%	16%
Others	40%	67%	76%	84%

Collection of receivables could be influenced by economic factors; management believes that there is no significant risk of loss to the Group beyond the allowance already recorded.

31.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Financial instruments (continued)

The fair value of the Group’s financial instruments as of December 31, 2013 and 2012, is presented by type of the financial instrument in the table below:

		As of December 31, 2012		As of December 31, 2013
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	LAR	9,943,160	9,943,160	11,636,913	11,636,913
Trade and other receivables	LAR	3,437,671	3,437,671	2,717,604	2,717,604
Debt instruments	HTM	2,367,592	2,369,435	3,012,153	3,013,975
Short-term loans	LAR	324,086	324,086	65,430	65,430
Long-term loans	LAR	185,384	185,384	10,637	10,637

Total financial assets		16,257,893	16,259,736	17,442,737	17,444,559

Financial liabilities
Long-term borrowings	FLAC	38,762	38,762	109,351	109,351
Short-term borrowings	FLAC	26,105	26,105	635	635
Trade and other payables	FLAC	14,934,194	14,934,194	16,768,973	16,768,973
Due to banks	FLAC	31,871	31,871	95,977	95,977
Bank’s customer’s accounts	FLAC	912,678	912,678	735,249	735,249

Total financial liabilities		15,943,610	15,943,610	17,710,185	17,710,185

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•	Cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their carrying amount largely due to short-term maturities of these instruments;

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer. Based on this evaluation, impairment is taken into account for the expected losses of these assets. As of December 31, 2013 and 2012 the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

Short and long-term debt instruments include debt securities carried at amortized cost. The Group concluded that no impairment needed to be recorded at December 31, 2013 and 2012 because the difference between the amortized cost and the current fair value is immaterial.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Financial instruments (continued)

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

32.	Share-based payments

In October, 2012 the board of directors and shareholders approved an Employee Stock Ownership Plan (“ESOP”) for management of the Group, under which up to 2,565,000 shares of the Company can be granted to management during the ten years of the plan term. Later in January 2013, the Company’s ESOP was amended and restated to increase the maximum amount of shares reserved for issuance under the Plan to 3,640,000 class B shares, or 7% of the Company entire issued and outstanding share capital. Vesting is individually agreed for each grant. The contractual term of the options granted is 10 years from the date of grant. The board of directors shall determine the exercise price applicable to the options granted under the ESOP. Following an initial public offering of the Group, the exercise price shall not be less than the average closing price of the shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the grant date. The options can be exercised on a gross or net share basis. Upon exercise, the shares cannot be sold or otherwise transferred until after the Group achieve a net income target per the Group’s management accounts (prepared on a basis consistent with the basis of preparation of segment data) of U.S.$170,000,000 for the last four consecutive fiscal quarters.

The following table illustrates the movements in share options during the year ended December 31, 2013:

	Tranche vesting date	As of December 31, 2012	Forfeited during the period	Exercised during the period	Granted during the period	As of December 31, 2013

Tranche 1	December 21, 2012	347,232	—	(99,924)	—	247,308
Tranche 2.1	upon IPO (May 2013)	347,232	—	(99,924)	—	247,308
Tranche 2.2	January 1, 2014	429,315	(99,711)	—	246,000	575,604
Tranche 3	January 1, 2015	720,117	(230,612)	—	246,000	735,505
Tranche 4	January 1, 2016	372,882	(115,303)	—	246,000	503,579

Based on the above, as of December 31, 2013 the Company has a total of 2,309,304 options outstanding, of which 494,616 is vested and 1,814,688 are unvested.

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2013 was 230,937 (December 31, 2012 – 65,718).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2013 was 9 years.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Share-based payments (continued)

The following table presents the summary of inputs of the Black-Scholes Merton option pricing model used for the ESOP for the determination of the fair value of the granted options which was calculated separately for each tranche:

	Granted on
	December 21, 2012	November 15, 2013	November 16, 2013	December 4, 2013

Exercise price (U.S.$)	13.6452	41.2380	41.3990	46.573
Dividend yield (%)	—	2.83	2.83	2.83
Expected volatility (%)	28-30	30-32	30-32	29-32
Risk free interest rate (%)	0.75-1.09	0.34-0.63	0.34-0.63	0.30-0.61
Expected life of options (years)	5.0-6.5	2.0-3.0	2.0-3.0	2.0-3.0
Share price (U.S.$)	15.84	43.32	43.32	45.37
Grant-date fair value of the options, (U.S.$)	5.34-5.73	7.09-8.32	7.02-8.27	5.86-7.57

The expected volatility was determined by reference to the historical volatility of peer companies. The share price for options granted on December 21, 2012 was determined using the discounted cash flows projections based on financial budgets approved by the Group’s senior management covering an eight-year period (2013-2020). An eight-year period was used for projections, as the Group considers this time frame to be reasonably forecasted. The share price for options granted after IPO was determined by reference to closing market prices of the Group’s traded shares. Due to lack of historical data, the expected life of the options was estimated as a mid-point average between the vesting and the expected term of each option vesting tranche.

33.	Events after the reporting date

In January 2014, the Russian State Duma introduced a bill on amendments to the law on “National payment system”, restricting volume and balances of anonymous means of payments, including electronic on-line wallets. If passed, this law may significantly negatively affect the Group’s business. The Group is evaluating the impact of this potential law amendment on its operations.

In January, 2014 the Group additionally invested 205,123 in long term promissory notes.

On February 11, 2014, the exchange rate of the Kazakh Tenge to the US Dollar and other major currencies was devalued by approximately 20%.

During January-March, 2014, the exchange rate of the Russian Ruble to the US Dollar and to the Euro was devalued by approximately 20% and 25% respectively.

On February 28, 2014, the board of directors of the Company approved a dividend of U.S.$ 16,700,349 (equivalent of 546,589).

QIWI plc

Notes to consolidated financial statements (continued)

33.	Events after the reporting date (continued)

Grant of options

On February 6, 2014 the Group granted the options over 441,000 shares of the Company to its employees under ESOP, which are expected to vest as follows:

	Tranche vesting date	Quantity

Tranche 1	February 6, 2014	147,000
Tranche 2	January 1, 2015	147,000
Tranche 3	January 1, 2016	147,000

The weighted average exercise price of the options is U.S.$ 36.091 per share.

On February 14, 2014 the Group granted the options over 60,000 shares of the Company to its employees under ESOP, which are expected to vest as follows:

	Tranche vesting date	Quantity

Tranche 1	February 14, 2014	20,000
Tranche 2	January 1, 2015	20,000
Tranche 3	January 1, 2016	20,000

The weighted average exercise price of the options is U.S.$ 37.427 per share.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By:	/s/ Sergey Solonin
Name:	Sergey Solonin
Title:	Chief Executive Officer
Date:	March 12, 2014

Exhibits Index

Exhibit Number	Description of Document

1.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 3.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.4	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

3.1	Form of Voting Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd. (incorporated by reference to Exhibit 4.4 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLC