Form 20-F
period 2014-12-31
QIWI
filed 2015-03-12
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Kennedy 12, Kennedy Business Centre, 2nd floor

P.C. 1087, Nicosia, Cyprus

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

As of December 31, 2014, 18,894,090 Class A ordinary shares, par value EUR 0.0005 per share and 35,611,908 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

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

Large accelerated filer  ☒                  Accelerated filer  ☐                 Non-accelerated filer  ☐

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

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks set forth in Item 3.D “Risk Factors” in this annual report.

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

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented for the year ended December 31, 2014. These translations are solely for convenience of the reader and were calculated at the rate of RUB 56.2584 per U.S. $1.00, which is equal to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2014.

	Year ended December 31,
	2010	2011	2012	2013*	2014
	RUB	RUB	RUB	RUB	RUB		U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	6,158	8,158	8,911	11,666	14,719		262
Cost of revenue	(3,751)	(5,573)	(5,454)	(6,396)	(7,273)		(129)
Selling, general and administrative expenses	(1,420)	(1,543)	(1,838)	(2,678)	(3,082)		(55)
Depreciation and amortization	(171)	(141)	(129)	(113)	(353)		(6)
Impairment of intangible assets and goodwill	—	—	(4)	(5)	—		—
Profit from operations	816	901	1,486	2,473	4,010		71
Gain on bargain purchase	—	15	—	—	—		—
Gain (loss) from disposal of subsidiaries	7	7	(1)	—	—		—
Change in fair value of derivative financial assets	9	—	—	—	—		—
Other income	21	10	17	91	42		1
Other expenses	(34)	(73)	(29)	(20)	(30)		(1)
Foreign exchange gain	42	37	81	79	3,359	(1)	60
Foreign exchange loss	(42)	(49)	(103)	(71)	(1,428	)(1)	(25)
Share of loss of associates	—	(23)	(13)	(79)	(27)		(1)
Impairment of investment in associates	—	—	—	(22)	(25)		(0)
Interest income	5	6	26	22	2		0
Interest expense	(3)	(4)	(9)	(29)	(42)		(1)
Profit before tax from continuing operations	821	827	1,456	2,445	5,862		104
Income tax expense	(204)	(241)	(408)	(610)	(895)		(16)
Net profit from continuing operations	617	586	1,048	1,835	4,968		88
Gain (loss) from discontinued operations	138	(156)	(240)	—	—		—
Net profit	755	430	808	1,835	4,968		88
Attributable to:
Equity holders of the parent	693	520	910	1,873	5,024		90
Non-controlling interests	62	(90)	(102)	(38)	(56)		(1)
Weighted average number of shares
Basic	52	52	52	52	53		53
Diluted	52	52	52	52	54		54
Earnings per share
Basic	13.33	10.00	17.50	36.00	94.09		1.67
Diluted	13.17	10.00	17.50	35.70	92.73		1.65
Dividends declared per share
RUB	7.19	8.01	16.67	35.86	53.46		n/a
U.S.$	0.24	0.25	0.55	1.10	0.95		n/a

	As of December 31,
	2010	2011	2012	2013*	2014
	RUB	RUB	RUB	RUB	RUB		U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	6,892	8,810	9,943	11,637	17,080		304
Total current assets	10,410	12,112	15,607	16,342	25,036		445
Total assets	13,516	15,306	18,709	20,665	30,050		534
Total equity	2,348	2,355	2,499	2,704	8,334		148
Total debt	67	190	65	110	43		1
Total liabilities	11,168	12,951	16,210	17,961	21,716		381
Total equity and liabilities	13,516	15,306	18,709	20,665	30,050		534

	Year ended December 31,
	2010	2011	2012	2013*	2014
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Adjusted net revenue(2)	2,799	3,254	4,169	6,168	8,836	157
Adjusted EBITDA(2)	1,067	1,183	1,851	2,978	4,818	86
Adjusted net profit(2)	768	721	1,306	2,173	3,496	62
Payment volume (in billions)(3)	351	402	475	561	645	12
Active kiosks and terminals (units)(4)	158,867	170,384	169,102	168,236	181,148	n/a
Active Visa Qiwi Wallet accounts (at period end, in millions)(5)	6.0	8.1	11.4	15.4	17.2	n/a
Average net revenue yield(6)	0.80%	0.82%	0.88%	1.10%	1.37%	n/a

*	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to conform to the presentation.
(1)	Primarily relates to foreign currency changes resulting from the $88,942,404 received in connection with our offering of ADSs in June 2014. As of December 31, 2014, the majority of these funds had not been utilized.
(2)	See “—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.
(3)	Payment volume consists of the amounts paid by our customers to merchants less intra-group eliminations.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(6)	Average net revenue yield is defined as adjusted net revenue divided by payment volume.

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

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back compensation to employees and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue in addition to gross revenue. We add back compensation to employees and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Nevertheless, compensation to employees and related taxes represents an important portion of our operating costs and affects liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,
	2010	2011	2012	2013	2014
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Revenue	6,158	8,158	8,911	11,666	14,719	262
Minus: Cost of revenue (exclusive of depreciation and amortization)	(3,751)	(5,573)	(5,454)	(6,396)	(7,273)	(129)
Plus: Compensation to employees and related taxes	392	669	712	898	1,391	25
Adjusted net revenue	2,799	3,254	4,169	6,168	8,836	157

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for gain (loss) from discontinued operations, share of loss of associates, impairment of investment in associates, foreign exchange gain and loss, change in fair value of derivative financial assets, other expenses, other income, gain/(loss) from disposal of subsidiaries, corporate costs allocated to discontinued operations, gain on bargain purchase, income from depositary, offering expenses, share-based payment expenses and goodwill impairment. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss) gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), reversal of impairments (affecting other income and impairment of investment in associates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses), and certain one-time income expenses (affecting other income, offering expenses, gain on bargain purchase, gain (loss) on disposal of subsidiaries and income from depository). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA excludes the non-cash impact of changes in the fair value of derivate financial assets and of gain (loss) from discontinued operations and corporate costs allocated to discontinued operations because we do not believe these items reflect the underlying performance of our business. Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not include offering expenses;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not include gains and losses from discontinued operations; and

•	adjusted EBITDA does not include share-based payments.

	Year ended December 31,
	2010	2011	2012	2013*	2014
	RUB	RUB	RUB	RUB	RUB		U.S.$
	(in millions)
Net Profit	755	430	808	1,835	4,968		88
plus:
Depreciation and amortization	171	141	129	113	353		6
Gain on bargain purchase	—	(15)	—	—	—		—
Impairment of investment in associates	—	—	—	22	25		0
Gains (loss) on disposals of subsidiaries	(7)	(7)	1	—	—		—
Other income (excluding income from depositary)	(21)	(10)	(17)	(20)	(4)		(1)
Other expenses	34	73	29	20	30		1
Change in fair value of derivative financial assets	(9)	—	—	—	—		—
Foreign exchange gain	(42)	(37)	(81)	(79)	(3,359	)(1)	(60)
Foreign exchange loss	42	49	103	71	1,428	(1)	25
Share of loss of associates	—	23	13	79	27		1
Interest income	(5)	(6)	(26)	(22)	(2)		(0)
Interest expenses	3	4	9	29	42		1
Income tax expenses	204	241	408	610	895		16
Income from depositary(2)	—	—	—	(71)	(38)		(1)
Corporate costs allocated to discontinued operations	80	141	61	—	—		—
Offering expenses	—	—	109	155	32		0
Share-based payment expenses	—	—	66	231	422		8
(Gain)/ loss from discontinued operations	(138)	156	240	—	—		—
Goodwill impairment	—	—	—	5	—		—
Adjusted EBITDA	1,067	1,183	1,851	2,978	4,818		86

*	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to conform to the presentation.
(1)	Primarily relates to foreign currency changes resulting from the $88,942,404 received in connection with our offering of ADSs in June 2014. As of December 31, 2014, the majority of these funds had not been utilized.
(2)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.

Adjusted net profit

Adjusted net profit is defined as net profit excluding gain or loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains (loss) on disposals, share-based payment expenses, offering expenses, goodwill impairment, income from depository, foreign exchange loss (gain) on June 2014 offering proceeds and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on discontinued operations, corporate costs allocated to discontinued operations, gain on bargain purchase, gains on disposals, the effects of deferred taxation on excluded items and offering expenses do not represent the core operations of the business, and amortization of fair value adjustments and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,
	2010	2011	2012	2013*	2014
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net profit	755	430	808	1,835	4,968	88
(Gain)/loss from discontinued operations, net of tax	(138)	156	240	—	—	—
Goodwill impairment	—	—	—	5	—	—
Corporate costs allocated to discontinued operations	80	141	61	—	—	—
Amortization of fair value adjustments	118	51	42	22	74	1
Gain on bargain purchase	—	(15)	—	—	—	—
Gains (loss) on disposals of subsidiaries	(7)	(7)	1	—	—	—
Offering expenses	—	—	109	155	32	0
Income from depositary (1)	—	—	—	(71)	(38)	(1)
Share-based payment expenses	—	—	66	231	422	8
Effect of taxation of the above items	(40)	(35)	(21)	(4)	(15)	(0)
Foreign Exchange gain on June 2014 offering proceeds(2)	—	—	—	—	(1,947)	(35)
Adjusted net profit	768	721	1,306	2,174	3,496	62

*	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to conform to the presentation.
(1)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(2)	Foreign exchange gain on June 2014 offering proceeds, as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss/(gain) in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former relates solely to foreign currency changes resulting from the $88,942,404 received in connection with our offering of ADSs in June 2014.

Exchange Rate Information

The following tables show, for the periods indicated, certain information regarding the exchange rates between the Russian ruble and the U.S. dollar, based on the official exchange rate quoted by the CBR.

Period	Period End	Period average(1)	High	Low
Year ended December 31, 2010	30.48	30.38	31.78	28.93
Year ended December 31, 2011	32.20	29.39	32.68	27.26
Year ended December 31, 2012	30.37	31.07	34.04	28.95
Year ended December 31, 2013	32.73	31.85	33.47	29.93
Year ended December 31, 2014	56.26	38.60	67.79	32.66
September 2014	39.39	37.90	39.39	36.80
October 2014	43.39	40.80	43.39	39.38
November 2014	49.32	46.22	49.32	41.96
December 2014	56.26	55.77	67.79	50.77
January 2015	68.93	65.15	68.93	56.24
February 2015	61.27	64.52	69.66	60.71
March 2015 (through March 12)	62.68	61.66	62.68	59.99

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month in the relevant period. The period average in respect of a month is calculated as the average of the exchange rates for each business day in the relevant month.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks. If any of the following risks actually occurs, it may materially harm our business, results of operations or financial condition.

Risks Relating to Our Business and Industry

The payment services industry is highly competitive, and we have a number of competitors that are larger and have greater financial and other resources.

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

In Russia, we face significant competition from major retail banks for our services. Our primary competitors include Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking systems and large retail networks. Some retail banks are currently developing their own networks of kiosks and terminals and various electronic payment products. Sberbank, for example, has stated that its strategic goals include the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking, and actively develops its online payment services capabilities, including through Yandex.Money, its joint venture with Yandex, a major electronic payment system operator in Russia. Sberbank has access to significant financial resources and an extensive nationwide network of branches that can serve as a platform for the expansion of its kiosk business. Sberbank is the largest processor of utility bill payments, which constitute a very significant portion of overall consumer spending in our industry. These factors may give Sberbank a substantial competitive advantage over us if it pursues its strategy of establishing a broad kiosk network, internet banking and mobile banking businesses.

Our competitors also include the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is more dispersed than our physical distribution network (i.e. our kiosks and terminals). As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. If any of our competitors with a broad network of branches, including Sberbank, Alfa-Bank or Russian Post, were to establish or actively pursue a kiosk and terminal business, we would lose many of our consumers and our margins could be harmed. The geographical footprint of some of our competitors could also be leveraged by them to gain or increase a market share in the money transfers business. For instance, in November 2014, it was reported that the Russian Post launched a card-to-cash service which allows consumers to remit money from their cards to any post office throughout Russia. We also face competition from non-traditional payment service providers that have substantial financial resources, such as major telecommunication and media devices retailers, including Euroset and Svyaznoy, as well as MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS. We also compete against some directly comparable businesses, such as traditional kiosk and terminal operators, including OJSC Cyberplat, and OJSC Elecsnet, and electronic payment system operators (primarily Yandex.Money and WebMoney). New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram, Google, Samsung (which acquired an electronic payments company LoopPay in February 2015) or Apple (which recently introduced its own payments service Apple Pay in September 2014). In 2013, PayPal obtained a Non-Banking Credit Institution license from the CBR in order to conduct business in Russia, which enabled its customers to effect transactions in Russian rubles. In November 2013, Russia’s premier online bank Tinkoff Credit Systems announced the launch of its own electronic wallet system, called Tinkoff Mobile Wallet. Most recently, in November 2014, the state-owned telecommunications company Rostelekom announced its plans to create its own payment system. Additionally, some of our competitors are currently our major merchants (the Big Three MNOs) or our agents (for example, Svyaznoy), and are responsible for a substantial amount of our business. If we are unable to compete successfully for consumers, agents and merchants, our business, financial condition and results of operations could be materially adversely affected.

We have experienced a decline in our average net revenue yield in the past and our continued growth will depend on being able to continue to increase our payment volume and to introduce new fees and value added services.

One of the key measures we use to assess our financial performance is our average net revenue yield, which we calculate by dividing adjusted net revenue by the total payment volume of the transactions we process. Our average net revenue yield increased over the three-year period ended December 31, 2014. However, we faced a decline in our average net revenue yield for certain merchant categories in the past and may continue to do so in the future. In particular, in 2011 our average net revenue yield for Telecom transactions went down, which was driven by a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs, who have been seeking to reduce costs. In response to the decline in merchant fees, we introduced consumer fees that are collected by our agents. Between November 2013 and January 2014, in response to a significant decrease in merchant fees by one of the Big Three MNOs, we introduced consumer fees for mobile and broadband internet top-ups through Visa Qiwi Wallet to certain operators. In June 2014, we eliminated those fees, which was reflected in decreased payment net revenue yield for Telecom services in the second half of 2014. However, we still collect consumer fees from Visa Qiwi Wallet users for a variety of other transactions. The shift from merchant-paid processing fees to consumer-paid processing fees presents us with a number of challenges. Since consumers, and not merchants, increasingly bear additional cost of using our network, we must continue to ensure that our payment processing system provides a more convenient and attractive option than alternative systems that may not require payment by the consumer of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as peer-to-peer transfers within Visa Qiwi Wallet. Despite our efforts, consumers may still choose to use other payment systems, even if those systems do not offer the convenience that we do, because they charge lower fees. In addition, because agents are able to switch between different payment processing systems, we may face additional pressure to reduce the fees we receive from consumers due to increased competition from other payment service providers. We may not be able to continue to offset the decline in merchant fees or maintain current levels of profitability by introducing new consumer fees or increasing existing fees. As a result, in order to continue to stabilize our average net revenue yield and drive our profitability, we must increase our payment volume at a rate faster than the decline in average net payment processing fees. Our ability to maintain and grow our profitability also depends in part on the development and enhancement of our services offering through the addition of new value added services, which we view as another means to offset the decline in merchant fees. In particular, a significant portion of our revenue from value added services is derived from advertising, and our advertising revenue has almost doubled between 2011 and 2013. In 2014, however, we experienced a sharp decline in advertising revenue which went down almost by half, primarily driven by difficulties in Russian banking system, since financial institutions were our largest advertisers. Moreover, the current economic slowdown in Russia has overall led Russian businesses to decrease their advertising spend which puts at risk our ability to substitute financial institutions with other types of advertisers in the foreseeable future. We cannot assure you that we will be able to increase our payment volumes or that any value added services we introduce will be profitable. Continued decline in our average net revenue yield as a result of these or other factors would cause our financial condition and results of operations to deteriorate.

We are subject to the economic risk and business cycles of our merchants and agents and the overall level of consumer spending.

The payment services industry depends heavily on the overall level of consumer spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Economic factors such as employment levels, business conditions, energy and fuel costs, interest rates, inflation rate and the strength of the ruble against foreign currencies (in particular the U.S. Dollar) could reduce consumer spending or change consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using our services or consumers spend less money per transaction, we will have fewer transactions to process at lower amounts, resulting in lower revenue. A further weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, these factors could force some of our merchants and/or agents to liquidate their operations or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in reduced transaction volumes. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes affecting the economy and our business.

Russia’s economy has been facing significant challenges recently due to the combined effect of the ongoing crisis in Eastern Ukraine, the economic and financial sanctions imposed in connection with it on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. Dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty. See “– Economic instability in Russia could have an adverse effect on our business” and “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. The Russian economy is widely predicted to contract in 2015, with GDP expected to fall by 3-5%, and continue to contract in 2016, marking a sustained economic recession. In particular, the Russian Ministry of Economic Development in February 2015 predicted Russian GDP to contract by 3% in 2015; the International Monetary Fund in January 2015 predicted Russian GDP to contract by 3% in 2015 and 1% in 2016. According to the Russian Federal State Statistics Service, or Rosstat, inflation has reached 11.4% in 2014, the highest level since 2008. Many analysts expect this upward trend to continue into 2015 (the Russian Ministry of Economic Development in February 2015 predicted inflation at 17-17.5% for the first quarter of 2015 year-on-year and for the year 2015 at 12-12.4% with food inflation expected to be greater). At the same time, the population’s purchasing power is decreasing due to the weakening of the ruble, basic necessities such as food products and utilities are becoming more expensive, and consumer confidence is declining, according to the Russian Consumer Confidence Overall Index reported by Rosstat. A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on our business. The extent of the current slowdown, and if that were to result in a full scale banking crisis, is yet to be assessed. We expect our loan repayment and money remittance volumes, and possibly our e-commerce payments volumes, to be particularly affected, due to a shrinking banking sector, increasing unemployment and cautious consumer spending. Moreover, loan repayment volumes and our corresponding revenue from Financial services may be affected by the restrictively high Central Bank’s key rate as well as growing bad debt provisions of Russian banks, which together result in lack of access for consumers to refinancing of existing loans and banks’ cautious reluctance to grow their loan portfolios. Further adverse changes in economic conditions in Russia could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

We do not control the rates of the fees levied by our agents on consumers.

Our agents pay us an agreed fee using a portion of the fees levied by them on consumers. The fee paid to us by the agent is based on a percentage of the value of each transaction that we process. However, in most cases the amount of fees levied by an agent on a consumer for each particular transaction is determined by such agent at its own discretion. We usually do not cap the amount of such fees or otherwise control it. We believe that the fees set by our agents are market-driven, and that our interests and our agents’ interests are aligned with a view to maintaining fees at a level that would simultaneously result in our agents’ profitability and customer satisfaction. However, we can provide no assurance that our agents will not raise fees to a level that will adversely affect the popularity of our products among consumers. At the same time, if we are forced to cap customer fees to protect the strength of our brand or otherwise, we may lose a significant number of agents, which would reduce the penetration of our physical distribution network. In limited instances, we have introduced such caps at the request of our merchants. No assurance can be made that this trend will not increase. Material increases in customer fees by our agents or the imposition of caps on the rates of such fees by us could have an adverse effect on the business, financial condition and results of operations.

Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future.

Our internal controls relating to preparation of our financial statements have not kept pace with the changes in and increasing scope and volume of our business. Our financial reporting function and system of internal controls is less developed in certain respects than those of payment service providers that operate in more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.” In connection with their audit of our consolidated financial statements for the year ended December 31, 2011, our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. The material weakness related primarily to the number of dedicated IFRS-qualified personnel and controls over accounting for non-routine transactions and complex estimates. This material weakness was considered in determining the nature, timing and extent of the procedures performed by our independent registered public accounting firm in their audit of our 2011 annual consolidated financial statements, and did not affect the relevant report of our independent registered public accounting firm on our annual consolidated financial statements included herein.

To address the material weakness that our independent registered accountants identified, we developed and implemented a plan that included implementing greater controls over communication, approval and accounting for non-routine transactions and complex estimates, as well as additional management review controls. We also hired an external consultant to advise us on introducing changes to our internal control over financial reporting and to participate in management review of the financial statements and related supporting financial information. In addition, we recruited additional qualified personnel with relevant experience in IFRS accounting, reporting and auditing and are working with external consultants to improve our internal controls.

As a result of our efforts we remediated the related material weakness as of December 31, 2012. During the course of the financial statement close process for fiscal year 2014, our management identified several significant deficiencies which, in aggregate, do not represent a material weakness. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of our financial reporting. We can give no assurance that additional material weaknesses or significant deficiencies in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

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

Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws and privacy and data protection laws and therefore experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on us. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing our related operating costs and legal risks. In particular, there has been increased public attention and heightened legislation and regulations regarding money laundering and terrorist financing. We sometimes have to make significant judgment calls in applying anti-money laundering legislation and risk being found in non-compliance with it, particularly in relation to its mandatory client identification requirements, if, for example, we process payments made by our consumers from their Visa Qiwi Wallet accounts for amounts in excess of the thresholds imposed by anti-money laundering legislation without the required client identification. Although we believe our client identification practices to be in accordance with the law, the Russian regulators may view them as being non-compliant and impose fines and other sanctions on us.

Recently, our Qiwi Wallet operations in Kazakhstan have become subject to financial monitoring legislation, imposing certain client identification requirements on us. In addition, there is a draft law under consideration of the Kazakh legislature that seeks to introduce a more comprehensive regulatory regime for the payments market in general. This draft law, if adopted in its current form, would confer certain additional compliance, reporting and other obligations and liabilities upon certain of our subsidiaries. We are currently continuing to assess the potential impact of this new legislation on our business. Since such legislation is nascent and little tested in practice, we may become subject to fines and other penalties if the measures we undertake in response are viewed as insufficient by the relevant regulators.

If local authorities in Russia, Kazakhstan or other countries choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. This could also limit our ability in effecting such payments going forward and may increase our cost of doing business.

In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. For instance, if a statutory cap is imposed on the fees that can be charged to the consumers using our kiosks and terminals, it could significantly reduce our margins. From time to time, proposals are submitted to the Russian State Duma to cap the amount of such fees. There can also be no assurance that the mandatory client identification requirements under the anti-money laundering legislation will not change further in a manner adverse to our business, for example, through making the identification process more burdensome or through lowering the thresholds for transactions which non-identified customers or customers that only underwent the simplified identification process can perform (see “Regulation”), which could result in lower payment volumes for us.

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

We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions, partnerships or joint ventures on an on-going basis, some of which may be material. At any time, including currently, we may be engaged in discussions or negotiations or diligence evaluations with respect to possible acquisitions, partnerships or joint ventures or may have entered into non-binding documents in relation to such transactions. As part of our strategy, we intend to continue our disciplined approach to identifying, executing and integrating strategic acquisitions.

Potential future acquisitions, partnerships and joint ventures may pose significant risks to our existing operations if they cannot be successfully integrated. These projects would place additional demands on our managerial, operational, financial and other resources, create operational complexity requiring additional personnel and other resources and require enhanced control procedures. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. Moreover, even if we were successful in integrating newly acquired assets, expected synergies or cost savings may not materialize, resulting in lower than expected benefits to us from such transactions. We may spend time and money on projects that do not increase our revenue. Additionally, when making acquisitions it may not be possible for us to conduct a detailed investigation of the nature of the assets being acquired due to, for instance, time constraints in making the decision and other factors. We may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. In addition, in connection with any acquisitions, we must comply with various antitrust requirements. It is possible that perceived or actual violations of these requirements could give rise to regulatory enforcement action or result in us not receiving all necessary approvals in order to complete a desired acquisition. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. All of the above risks could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We have grown rapidly in recent years and need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown and developed rapidly in recent years and we are continuing to realign our compliance function with the size of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to implement enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. In particular, the Russian anti-money laundering laws to which we and Qiwi Bank are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

We are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. We have implemented policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, there are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire. We have neither an established operating history nor proven management experience in establishing and maintaining, over the long term, the required compliance processes, procedures and controls. As such, our management and other personnel need to devote a substantial amount of time to compliance initiatives. Moreover, increased rules and regulations since becoming a publicly traded company have increased our legal and financial compliance costs and made some activities more time-consuming and costly. Our compliance with the FCPA and the Sarbanes-Oxley Act of 2002 requires that we incur substantial expense and expend significant management efforts. We may need to hire additional staff with appropriate public company experience and technical knowledge.

Our success requires significant public confidence in our ability to handle large and growing payment volumes and amounts of consumer funds, as well as comply with applicable regulatory requirements. Any failure to manage consumer funds or to comply with applicable regulatory requirements could result in the imposition of fines, harm our reputation and significantly diminish use of our products. In addition, if we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, results of operations and prospects.

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, the use of our services could decline, reducing our revenues.

The payment services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects, including, for example, the development of remote banking and loyalty programs. These projects carry risks, such as delays in delivery, performance problems and lack of customer acceptance. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers. In addition, if alternative payment mechanisms become widely available, substituting our current products and services, and we do not develop and offer similar alternative payment mechanisms successfully and on a timely basis, our business and prospects could be adversely affected. Furthermore, we may be unable to recover the costs we have incurred in developing new services. Our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients, are not able to compete effectively with our competitors’ or do not perform as anticipated. In order to remain competitive in an innovative industry such as ours, we have to make investments in start-up companies or undertake large research and development initiatives. In January 2013, we launched Qiwi Venture, an internal department of our company responsible for identifying start-ups which offer innovative solutions complementary to our business and making investments into them. The threshold for such investments is initially set at U.S. $1 million per project for the first investment stage with no cap for total investments. If our investments in start-up companies or research and development initiatives do not yield the expected results, we may lose money, time and effort invested. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost effective basis, our business, financial condition and results of operations could be materially adversely affected.

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

Under our agreements with Visa, we are required to comply with both the terms of those agreements and the terms of Visa Core Rules and Visa Product and Service Rules. If we do not comply with the terms of the agreements or the rules, Visa could seek to fine us, suspend us or terminate the registrations that allow us to process transactions on its network. In addition, under our agreements with Visa, Visa is entitled to terminate the agreements in case of a material breach by us or if it determines the agreements are contrary to its interests. If we are in breach of the agreements or Visa otherwise terminates its agreements with us, we may be unable to issue Visa-branded prepaid cards or continue to operate under the “Visa Qiwi Wallet” brand, which could have a material adverse effect on our business. The termination of our registration, or any changes in the payment network rules that would impair our registration, could prevent us from issuing Visa-branded prepaid cards or operating under the “Visa Qiwi Wallet” brand, thereby reducing the number of transactions made though Visa Qiwi Wallet. Any of these factors could have a material adverse effect on our reputation, as well as on our business, financial condition and results of operations.

The cost to us of consumers reloading their Visa Qiwi Wallet accounts may increase.

We make available to our consumers a large variety of methods to reload the Visa Qiwi Wallet accounts, including, among others, mobile phone balances, bank cards, kiosks and terminals and ATMs. The reload methods have different cost implications for us. For example, on payments made through the kiosks and terminals owned by our agents, we usually pay lower fees for reloading the Visa Qiwi Wallet than on payments made from bank cards. We currently do not attempt to direct consumer preferences towards particular reload methods. If their preferences shift towards reload methods that come at a higher cost to us, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

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

In July 2013, the CBR completed an inspection of Qiwi Bank and discovered a number of deficiencies in its compliance with certain banking regulations in relation to, among other things, the mechanics of its settlements with CJSC QIWI as a payment agent, reporting requirements, credit risk assessment, prudential ratio calculation and reserve requirements and governance. The CBR also noted that Qiwi Bank’s internal controls did not reflect the nature and scope of the bank’s activities. We have rectified these deficiencies but had to pay a fine of RUB 150,000.

In September 2014, the CBR discovered a number of violations of the Russian National Payment System Law at Qiwi Bank, including, among other things, violations of some of the CBR reporting obligations and failure to comply with statutory thresholds for electronic money transfers. The CBR has issued an order to Qiwi Bank to rectify discovered violations, and Qiwi Bank has undertaken measures to do so and implement the CBR’s recommendations, including adoption of an internal action plan, which contains the step-by-step measures to ensure no such violations will occur in the future. As of the date of this annual report, we have rectified these violations.

There can be no assurance that similar inspections in the future or increased scrutiny by the CBR will not result in discovery of more significant violations of various banking regulations, or what sanctions the CBR would choose to employ against us if this were to happen. Any breach of applicable regulations could expose us to potential liability, including in extreme instances the revocation of our banking license. Revocation of any of our banking licenses would significantly hinder our ability to process payments, and would result in a decrease of our profitability, damage our reputation and could cause other regulators to increase their scrutiny of our activities. Furthermore, under our arrangements with Visa, Qiwi Bank represents, among other things, that it is in good standing and has been granted all necessary authorizations from applicable governmental and regulatory authorities to operate a Visa card program. If any of Qiwi Bank’s licenses are revoked or it loses its authorization to operate a Visa card program, Visa could terminate its agreements with us. For these reasons, any breach of laws and regulations by Qiwi Bank or the revocation of its banking licenses would have a material adverse effect on our business, financial condition and results of operations.

In recent months, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Master-Bank and Investbank) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations. These measures resulted in turmoil in the banking industry, instigated a banking panic and bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition to putting increasing regulatory pressure on Qiwi Bank, this change in policy by the CBR has also impacted, and we expect may continue to impact, our business in a number of other ways, including reduced spending by the banks on advertising and a decrease in consumer lending, resulting in less loan repayments through our network and therefore reduced fees. As a result of a general decrease in banking activity, among other factors, Russia may experience less robust consumer spending, which could also result in the reduction of our payment processing fees. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble. All of these factors could materially and adversely affect our business, financial condition and results of operations.

Customer complaints or negative publicity about our customer service could affect attractiveness of our services adversely and, as a result, could have an adverse effect on our business, financial condition and results of operations.

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

Despite measures we have taken and continue to take, our payment system remains susceptible to potentially illegal or improper uses. These may include use of our payment services in connection with fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. In the past there have been news articles on how organized crime groups have used our payment services to transfer money in the course of illegal transactions. In particular, in February 2013 it was reported by the media that the Moscow Arbitration Court upheld a RUB 289 million tax claim against LLC Rusal Folga, a subsidiary of the major Russian aluminum producer Rusal, confirming that in 2008-2009 LLC Rusal Folga used shell firms for tax evasion. Some of these shell firms acted as our agents and cashed out money via Qiwi kiosks. More, recently, in February 2015, an investigation by law enforcement officials relating to a small number of clients of QIWI Bank took place at our Moscow offices.

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

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2014, we had credit exposure to our agents of RUB 521 million and to our merchants of RUB 4,457 million. Our receivables from merchants are generally unsecured and non-interest bearing, our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk. If we experience material defaults by our agents and/or merchants, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates.

We are exposed to currency risks. Our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the ruble and such other currencies. In addition, changes in currency exchange rates also affect the carrying value of assets on our consolidated Statement of financial position, which, depending on the Statement of financial position classification of the relevant asset, can result in losses on our consolidated Statement of financial position.

Over the past ten years, the Russian ruble has fluctuated dramatically against the U.S. Dollar and the Euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflow from Russia, the ruble has significantly depreciated against the U.S. Dollar and Euro since the beginning of 2014. According to the CBR, from 31 December 2013 to 31 December 2014, the ruble has depreciated by 72% against the U.S. Dollar and by 52% against the Euro. Further fluctuations of the ruble could have a material adverse effect on our business, financial condition and results of operations.

Regulatory authorities in Russia and Kazakhstan could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility which may adversely affect our business, financial condition and results of operations.

The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. We believe that to date the anti-monopoly authorities have neither assessed the Russian payment services industry as a whole nor, more specifically, the kiosk and terminal market or the electronic payment market. If they do so, they may conclude that we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with merchants and agents, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Russian anti-monopoly authorities have also been known to determine that a market player has been in violation of anti-trust laws solely on the basis of circumstantial evidence pointing to its anti-competitive behavior without any written or oral evidence to support this. Any abuse of a dominant market position could lead to administrative penalties and the imposition of a fine of up to 15% of our annual revenue for the previous year. In addition, in April 2012 the Competition Protection Agency of the Republic of Kazakhstan, or the Competition Protection Agency, included our subsidiary in Kazakhstan in the state register of market participants with dominant or monopoly position in Kazakhstan. Entities included in this register are prohibited from performing actions that may have a detrimental effect on competition, restrict access to the market or infringe the rights of consumers, including predatory or discriminatory pricing, unjustified resale restrictions, imposing unreasonable terms, or refusing to supply or halting supplies for unjustified reasons. Status as a dominant market participant also puts an entity under much more stringent scrutiny from the Competition Protection Agency, therefore increasing the probability of being investigated and penalized if a violation occurs. As a result, the Competition Protection Agency may impose restrictions on our operations, or take other measures that may be inconsistent with our strategy. The maximum liability to which we can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. In November 2012, our subsidiary in Kazakhstan became subject to an investigation conducted by the Competition Protection Agency concerning alleged abuse of its dominant position in Kazakhstan’s electronic payments market. No fine has been levied as a result of the investigation, but the Competition Protection Agency ordered us to rectify certain violations of the anti-trust legislation. We have complied with the orders and have taken actions to remedy these violations. However, we expect similar investigations by the Competition Protection Agency to recur in the future, and we cannot reliably estimate the amounts of claims that can be brought against us in connection with these investigations. Recently, in March and May 2014, our subsidiary in Kazakhstan received various requests from anti-trust authorities for information related to its business in connection with the analysis of the Kazakhstan market of payments through kiosks. We complied with the requests, however, as of the date of this annual report, it remains unclear what, if any, actions, the Kazakh authorities may take in connection with this. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

An ongoing SEC Review of our public filings may require us to amend or restate our financial statements.

Starting from January 1, 2014, we began operating through a single segment. On September 23, 2014, we received an SEC comment letter on our Form 20-F for the year ended December 31, 2013. The SEC comments addressed various items, including in connection with the changes in our segment reporting. We provided a response to that and subsequent letters. Because we have not yet received a formal reply from the SEC to our latest response letter dated February 4, 2015, we do not know if the SEC is satisfied with our responses, or if they consider certain comments to remain unresolved. At this time, we cannot predict whether or not the SEC will agree with our financial reporting principles relating to segmentation. Under certain circumstances, we could be required to revise our financial statements for prior and/or future periods.

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

Risks Relating to Corporate Governance Matters and Organizational Structure

The substantial share ownership position of our chief executive officer Sergey Solonin may limit your ability to influence corporate matters.

As a result of a number of sell-downs by the selling shareholders of our class A shares and their immediate conversion upon sale into class B shares, our chief executive officer Sergey Solonin, through Saldivar Investments Limited, as of the date of this annual report beneficially owns 69% of our class A shares, representing approximately 57.7% of the voting power of our issued share capital. As a result of this concentration of share ownership, Mr. Solonin has sole discretion over any matters submitted to our shareholders for approval that require a simple majority vote and has significant voting power on all matters submitted to our shareholders for approval that require a qualified majority vote, including the power to veto them. Our articles of association require the approval of no less than 75% of present and voting shareholders for matters such as amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group. Matters requiring a simple majority shareholder vote include, among other matters, increasing our authorized capital, removing a director, final dividend declaration, approving the annual audited accounts and appointing auditors.

This concentration of ownership could delay, deter or prevent a change of control or other business combination that might otherwise give you the opportunity to realize a premium over then-prevailing market price of our shares. The interests of Mr. Solonin may not always coincide with the interests of our other shareholders. This concentration of ownership may also adversely affect the price of our ADSs.

Our ADS holders have limited rights in relation to the appointment of our directors, including our independent directors.

Other than in certain limited cases provided for in our articles of association, our directors are elected by shareholder weighted voting, sometimes referred to as cumulative voting, under which each shareholder has the right to cast as many votes as the voting rights attached to its shares multiplied by a number equal to the number of board seats to be filled by shareholders. As a result, our class A shareholders will have the ability to appoint, through the weighted voting set forth in our articles of association, at least a majority of the board of directors for the foreseeable future. The interests of our directors may therefore not be aligned with or be in the best interests of the holders of our ADSs.

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

Acquisitions of Russian entities are subject to pre-closing approval by multiple government authorities which exercise significant discretion as to whether a consent should be granted or not, and are regulated by a significant body of law which is often ambiguous and open to varying interpretations.

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

If a quota is imposed on foreign ownership of Russian banks, a takeover of our company may be impossible.

Under current Russian law, the Russian government is entitled, upon consultation with the CBR, to propose legislation imposing a quota on foreign ownership in the Russian banking industry, covering both Russian branches of international banks and foreign participation in the charter capital of Russian banks, such as Qiwi Bank. There is currently a draft bill imposing a 50% quota on foreign ownership, subject to certain exemptions. If the draft bill is enacted in its current form, a takeover of our company by a foreign purchaser may become impossible, which could limit, prevent or delay a change of control of our company and in turn could negatively impact the liquidity of our ADSs.

As a foreign private issuer whose ADSs are listed on Nasdaq, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted in certain cases to, and do, follow Cyprus corporate governance practices instead of the corresponding requirements of Nasdaq. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission any significant requirement that it does not follow and describe the home country practice followed instead of any such requirement. We follow Cyprus corporate governance practices with regard to the composition of our board of directors which, unlike the applicable Nasdaq rule for U.S. corporations, do not require that a majority of our directors be independent. As a result, although currently six out of eleven directors on our board are independent, we cannot assure you that our board of directors will always have a majority of independent directors in the future. We also do not have a compensation committee or a nominating committee comprised entirely of independent directors, and our independent directors do not meet in regular executive sessions. In addition, our board of directors has not made any determination whether it will comply with Nasdaq rules concerning shareholder approval prior to our taking certain company actions, including the issuance of 20% or more of our then-outstanding share capital or voting power in connection with an acquisition, and our board of directors, in such circumstances, may instead determine to follow Cypriot law. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules.

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

Risks Relating to the Russian Federation and Other Markets in Which We Operate

Emerging markets, such as Russia and Kazakhstan, are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets, such as Russia and Kazakhstan, should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment in our ADSs.

The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition.

The accession of Crimea to Russia in March 2014, the subsequent economic sanctions imposed on certain Russian companies and individuals by the U.S., EU, Canada and other countries and the ongoing crisis in Eastern Ukraine have resulted in significant overall price declines of Russian stocks and weakening of the ruble, as well as other adverse consequences. Initially, the sanctions were limited to freezing the funds and other assets of, imposing travel restrictions on, and prohibiting transactions with, certain sanctioned individuals, most of whom were politicians rather than businessmen. These sanctions can also disrupt business with an entity that is owned by a sanctioned person, even if that entity is not specifically sanctioned in its own right. In addition, in furtherance of these sanctions, the U.S. and the European Union imposed restrictions on exports to Russia of certain high-technology items or items that could contribute to Russia’s military capabilities (including dual-use items).

However, following continued unrest in Eastern Ukraine, and the shooting down of a civilian aircraft resulting in nearly 300 deaths in July 2014, both the EU and the United States imposed additional sanctions, targeting the Russian financial, defence and energy sectors. Many of the major state-owned businesses in Russia became targeted by U.S. and/or EU sanctions, including Sberbank, Rosneft, Gazprombank, Vnesheconombank and Bank VTB, as well as certain private firms such as Novatek.

With the aim of restricting Russian access to EU capital markets, the EU imposed a ban on the direct or indirect purchase, sale, provision of investment services for and assistance in the issuance of, or other dealings with transferable securities and money-market instruments with a maturity exceeding 90 days which were issued after August 1, 2014, by certain Russian financial institutions and their subsidiaries. The ban also covers parties whose proprietary rights are majority owned by these entities or acting on their behalf or at their direction.

Such EU sanctions were subsequently extended to cover transferable securities and money-market instruments with a maturity exceeding 30 days issued after September 12, 2014. Furthermore, the EU ban relating to such shorter-term transferable securities and money-market instruments has been expanded to target six Russian defence and energy companies (including Rosneft, Transneft and Gazprom Neft) along with their subsidiaries as of September 12, 2014. A new EU ban was also introduced to prohibit (subject to certain exceptions) directly or indirectly making or being part of any arrangement to make new loans or credit with a maturity exceeding 30 days to such sanctioned entities after September 12, 2014.

The EU has also imposed restrictions on the sale, supply, transfer or export to (or for use in) Russia of certain technologies used in the oil & gas industry. Further, it is prohibited to directly or indirectly provide certain services relating to the exploration and production of deep water oil and artic oil or relating to shale oil projects in Russia.

In addition to these “sectoral” sanctions, the EU has given legal effect to broad financial sanctions. Within the jurisdiction of the EU, these financial sanctions order an asset freeze and prohibit making funds or economic resources available, directly or indirectly, to or for the benefit of sanctioned parties. Sanctioned parties are certain listed natural persons, but also listed legal persons, entities or bodies in Crimea or Sevastopol whose ownership has been transferred contrary to Ukrainian law, or legal persons, entities or bodies which have benefited from such a transfer.

Each EU sanction regime also prohibits to knowingly and intentionally participate in activities the object or effect of which is to circumvent any of the specific prohibitions set out in the respective regime.

The U.S. has imposed similar restrictions on entities in the Russian financial sector, energy sector and defence and related material sector pursuant to four Directives. Under each of these Directives, the relevant prohibitions apply not only to the person that is listed, but also to any entities in which the listed persons, either individually or in the aggregate with another listed entity, hold a 50 per cent. or greater ownership interest. Directive 1 (financial services sector), issued on July 16, 2014 and amended on September 12, 2014, prohibits US persons from transacting in, providing financing for, or otherwise dealing in (i) new debt of longer than 90 days maturity issued on or after July 16, 2014, or longer than 30 days maturity issued on or after September 12, 2014, for listed persons, their property, or their interests in property, or (ii) new equity of listed persons issued on or after the designation date. Entities currently subject to the Directive 1 prohibitions include Gazprombank and Vnesheconombank, designated on July 16, 2014; Bank of Moscow, Russian Agricultural Bank, and VTB Bank, designated on July 29, 2014, and Sberbank, designated on September 12, 2014.

Directive 2 (energy sector), issued on July 16, 2014, prohibits US persons from transacting in, providing financing for, or otherwise dealing in new debt of longer than 90 days maturity for the listed persons. Entities currently subject to the Directive 2 prohibitions include OAO Novatek and OJSC Rosneft Oil Company, designated on July 16, 2014, and AK Transneft OAO and OJSC Gazprom Neft, designated on September 12, 2014.

Directive 3 (defence and related materiel sector), issued on September 12, 2014, prohibits the following activities by US persons or within the United States: all transactions in, provision of financing for, and other dealings in new debt of longer than 30 days maturity of persons determined to be subject to Directive 3. The only entity currently subject to the Directive 3 prohibitions is Rostec, which was designated on September 12, 2014, and entities in which it holds a 50 per cent. or greater ownership interest.

Directive 4 (energy sector), issued on September 12, 2014, further targets the Russian energy sector and prohibits the following activities by US persons or within the United States: the provision, exportation, or re-exportation, directly or indirectly, of goods, services (except for financial services), or technology in support of exploration or production for deepwater, Arctic offshore, or shale projects that have the potential to produce oil in the Russian Federation, or in maritime area claimed by the Russian Federation and extending from its territory, and that involve any person determined to be subject to Directive 4, its property, or its interests in property. Entities currently subject to the Directive 4 prohibitions include OJSC Gazprom Neft and OJSC Rosneft Oil Company, OJSC Gazprom, Lukoil OAO, and Surgutneftegas, all designated on September 12, 2014.

On September 12, 2014, OFAC also issued General License 1A, which replaces previously issued General License 1. General License 1A authorizes all transactions by US persons, wherever located, and transactions within the United States involving derivative products whose value is linked to an underlying asset that constitutes (1) new debt with a maturity of longer than 30 days or new equity issued by a person subject to Directive 1; (2) new debt with a maturity of longer than 90 days issued by a person subject to Directive 2; and (3) new debt with a maturity of longer than 30 days issued by a person subject to Directive 3.

The U.S. and EU have publicly stated that they are prepared to impose broader economic sanctions in response to an escalation of the crisis in Ukraine. There can be no assurance that the existing or new sanctions will not be so expanded to include or affect any company of our group or any of our directors, officers or principal shareholders. In addition, a number of Western businesses have curtailed or suspended activities in Russia or dealings with Russian counterparts for reputational reasons even though currently neither such activities nor dealings with their relevant Russian counterparts were proscribed by the sanctions.

While the current sanctions do not target us or the payments industry more generally, these sanctions could have the effect of damaging the Russian economy by, among other things, accelerating capital flight from Russia, weakening of the Russian ruble, exacerbating the negative investor sentiment towards Russia and making it harder for Russian companies to access international financial markets for debt and equity financing. An expansion of the existing or introduction of new sanctions, including those mentioned above, or sanctions specifically targeting us or our management or shareholders, or our sector generally, could result in our international customers, suppliers, shareholders and other business partners revising their relationship with us for compliance, political, reputational or other reasons, which could affect our business.

In addition, following the accession of Crimea to Russia, which is seen by the EU as illegal annexation of Crimea, we started operating in that region with a limited number of kiosks. On December 19, 2014, U.S. President Obama signed a new executive order imposing comprehensive sanctions on the Crimea region. Almost all transactions involving a U.S. person or that are subject to U.S. jurisdiction and that directly or indirectly involve an individual or entity in Crimea are prohibited, with the exception of certain transactions involving certain agricultural commodities, medicine and medical devices. The executive order also permits the designation of persons that operate in Crimea, leaders of entities operating in Crimea, entities that are owned or controlled by a person that is designated by OFAC, or persons that provide material assistance or financial, material, or technological support to a person that is designated by OFAC. The EU has similarly introduced a broad set of sanctions through the Council Regulation (EU) 692/2014 as amended by Regulation (EU) 1351/2014, including: an investment ban prohibiting to acquire new or extend any existing participation or ownership of real estate located in Crimea or Sevastopol, acquire new or extend any existing participation or ownership or control of an entity in Crimea or Sevastopol, provide financing to an entity in Crimea or Sevastopol, create any joint venture in Crimea or Sevastopol or with an entity in Crimea or Sevastopol or provide investment services directly related to the above activities; an embargo on certain listed goods and technology that are suited for the key sectors of transport, telecommunications, energy and mining; and an import ban on goods originating from Crimea and Sevastopol and on financial assistance as well as insurance and reinsurance related to such import.

To date, we do not believe that any of the current sanctions as in force limit our ability to operate in Crimea. However, relevant regulators and/or our counterparties could take a view that is different from ours on the issue. Moreover, any new or expanded sanctions that may be imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries may materially adversely affect us and any future plans we may have to expand in that region.

In the ordinary course of our business, we may accept payments from consumers to or otherwise indirectly interact with certain entities that are the targets of U.S. sanctions. We operate primarily within the Russian financial system and, accordingly, many of our customers have accounts at banks in Russia. A number of Russian banks, including Bank Rossiya, SMP Bank, Investcapitalbank and Sobinbank have been designated by OFAC and are subject to U.S. economic sanctions. In addition, Tempbank was designated due to its dealings with the Syrian government. U.S. sanctions may be extended to any person that U.S. authorities determine has materially assisted, or provided financial, material, or technological support for, or goods or services to or in support of, any sanctioned individuals or entities. For example, we may be associated with U.S.-designated banks due to us accepting payments for them from consumers in the ordinary course of our business, even though we may not have any direct contract relationships with them. There can be no assurance that the U.S. Government would not view such activities as meeting the criteria for U.S. economic sanctions.

In addition, because of the nature of our business, we do not generally identify our customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, we are not always able to screen them against the Specially Designated Nationals and Blocked Persons List published by OFAC and other sanctions lists.

While we believe that our indirect interaction with Russian banks and potential interaction with designated individuals that may be subject to U.S. or EU economic and financial sanctions does not contravene any law, our business and reputation could be adversely affected if the U.S. government were to designate us as a blocked party and extend such sanctions to us. The executive orders authorizing the U.S. sanctions provide that persons may be designated if, inter alia, they materially assist, or provide financial, material, or technological support for or goods or services to or in support of, blocked or designated parties. EU financial sanctions prohibit the direct and indirect making available of funds or economic resources to or for the benefit of sanctioned parties. Investors may also be adversely affected if we are so designated, resulting in their investment in our securities being prohibited or restricted. Furthermore, under those circumstances, some U.S. or EU investors may decide for legal or reputational reasons to divest their holdings in us or not to purchase our securities in the first place. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on our share price. Even if we are not subjected to U.S. or other economic sanctions, our participation in the Russian financial system and indirect interaction with sanctioned banks and potential interaction with designated individuals may adversely impact our reputation among investors. There is also a risk that other entities with which we engage in business, or individuals or entities associated with them, are, or at any time in the future may become, subject to sanctions.

Initially, Russia imposed only a limited set of sanctions in response to the Ukraine-related sanctions imposed by the U.S., EU and other countries primarily focused on banning certain Western government officials from travelling to Russia. However, on August 6, 2014, the Russian President signed a decree “On the use of specific economic measures”, which mandated an effective embargo for a one-year period on imports of most of the agricultural products whose country of origin had either “adopted the decision on introduction of economic sanctions in respect of Russian legal entities and (or) individuals, or joined same”. The next day, the Russian government ordinance was adopted and published with immediate effect, which specified the banned items as well as the countries of provenance: the United States, the European Union, Norway, Canada and Australia, including a ban on fruit, vegetables, meat, fish, milk and dairy imports. Russia may introduce broader measures as the situation in the Ukraine unfolds, including, without limitation, measures to address capital flight from Russia or that impose restrictions on transactions on capital and debt markets or otherwise, any of which could further adversely affect investor interest and the Russian economy generally. Any such countermeasures could have a material adverse effect on our business. For example, under a draft law submitted to the State Duma in December 2014, the Russian Government could prohibit activities by foreign legal entities (or their affiliates) registered in the countries that have imposed sanctions on Russian persons.

The crisis in Ukraine is ongoing and could escalate. Were full-fledged hostilities to break out between Ukraine and Russia, they would likely cause significant economic disruption and calls from the Western countries for a comprehensive sanction regime that would seek to further isolate Russia from the world economy. Even the current level of ongoing civil insurrection in eastern Ukraine, if no resolution is forthcoming, may well lead to further strengthening and broadening of Ukraine-related sanctions. For example, there have been proposals to cut off Russia from the international SWIFT payment system, which would disrupt ordinary financial services in Russia and any cross-border trade. The potential repercussions surrounding the situation in Crimea and Eastern Ukraine are unknown and no assurance can be given regarding the future of relations between Russia and other countries. Overall, the situation in Ukraine and Crimea remains uncertain and we cannot predict how the Ukrainian crisis will unfold or the impact it will have on our business or results of operations. Any or all of the above factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

New legislation signed into law in Russia in May – October 2014 may significantly complicate the operation of a payment system in Russia and potentially force international payment systems to reduce their exposure to Russia or cease operations in Russia altogether.

As a result of the economic sanctions imposed on certain Russian companies and individuals by the U.S. in response to the situation in the Ukraine, in March 2014, Visa and MasterCard stopped processing payments for certain Russian banks that were either targets of U.S. sanctions themselves or were allegedly controlled by individuals who were targets of such sanctions. In response, on May 5, 2014, new legislation was signed into law in Russia that gives the Central Bank of Russia, or CBR, authority to impose significant fines on payment infrastructure participants, including payment systems such as Visa and MasterCard, for unilateral termination or suspension of servicing another payment infrastructure participant and its clients.

For the CBR to be able to enforce these fines, this legislation also requires operators of payments systems (other than payment systems deemed “nationally important” pursuant to the law) to place collateral on deposit with the CBR that may be forfeited if they terminate or suspend services in the future. “Nationally important payment systems” are defined in the law as payment systems (i) whose operators are controlled by the Russian state, the CBR or Russian citizens and (ii) for which the IT used meets certain requirements established by the CBR/Russian Government (including having a certain share of such IT developed in Russia). The fines payable for unilaterally terminating or suspending services to other payment infrastructure participants may total up to 10% of such deposit for operators of payment systems other than nationally important payment systems or up to RUB10 million for operators of nationally important payment systems, in each case per each day while the termination or suspension persists. The collateral required to be deposited by operators of payment systems other than nationally important payment systems must equal the total payment volume of such payment system in the Russian Federation for two calendar days.

Other changes introduced by the new legislation include the creation in Russia of a national payment card system similar to China’s Union Pay to replace Visa and MasterCard as the primary payment systems in Russia, and the requirement, from July 1,

2016, that Russian domestic payments and money transfers only be processed by operators that exist and carry out all the functions related to such processing within Russia and not abroad. Similarly, from July 1, 2016, no data on any Russian domestic payments and money transfers may be transmitted abroad by payment infrastructure operators for any purposes. Subsequently, in October 2014, further changes were introduced that require all transactions with the use of cards issued under international brands, such as Visa and MasterCard, to be processed through the facilities of the Russian national payment card system rather than the international payment systems’ own facilities. Although this allows the international payment systems to become exempt from the collateral requirement, these developments are expected to further complicate the operations of international payment systems in Russia, and can potentially have broader detrimental consequences for the Russian financial system, which are difficult to evaluate at this stage.

In the wake of this new legislation, there has been speculation that international payment systems could consider leaving the Russian market altogether. While the most recent press reports prior to the date of this annual report seem to indicate that an agreement has been reached whereby both Visa and MasterCard will continue to operate in Russia, there can be no assurance how situation will further develop. If Visa ceases to operate in Russia, we may be unable to issue Visa-branded prepaid cards or continue to operate under the “Visa Qiwi Wallet” brand, and thereby lose the possible benefits of association with the Visa brand. This could lower consumer confidence with our products and could reduce the number of transactions made though Visa Qiwi Wallet, which could have a material adverse effect on our Visa Qiwi Wallet business and our business as a whole. It could also render us unable to realize our international expansion plans associated with our partnership with Visa. Additionally, these developments have already caused MasterCard to start increasing its fees for Russian banks to protect its margins, and may cause Visa to do the same.

Any of these factors could have a material adverse effect on our reputation, as well as on our business, financial condition, results of operations and prospects.

Recent changes to know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.

On January 15, 2014, a legislative proposal was submitted to the Russian State Duma, providing for a broad package of measures aimed at combatting terrorist and extremist activities, including changes to the Russian legislation that would effectively outlaw anonymous electronic payments to foreign merchants and significantly lower the caps on such payments within Russia to not more than RUB15,000 per month (as opposed to RUB40,000 under current legislation) and not more than RUB1,000 per day. On May 5, 2014, this proposal was signed into law, albeit in a different form. While the aforementioned limitations were not adopted, anonymous peer-to-peer money transfers as well as anonymous payments to foreign entities were prohibited altogether, although simultaneously a simplified client identification procedure was provided for in order not to eliminate personal electronic money transfers altogether. The key difference between the simplified procedure and the procedure that must be followed in all other circumstances is that simplified identification can be performed remotely. The consumers who have undergone such simplified identification with the payment services provider are entitled to perform electronic money transfers to legal entitles and individual entrepreneurs using non-personified electronic means of payment provided that anytime the account balance of electronic money does not exceed RUB60,000 and the total amount of transferred funds does not exceed RUB200,000 per month, as opposed to RUB15,000 and RUB40,000 under the previous version of the law, respectively. However, remote identification requires the verification of certain data provided by consumers against public databases, which are not yet up and running at scale that is required by our payment system, which could cause us to be in violation of the identification requirements. These developments and the limitations on the payment volumes and account balances in Visa QIWI Wallet introduced as a result of our ongoing compliance process could potentially negatively affect the number of our consumers and, consequently, our volumes and revenues

Political and governmental instability could adversely affect the value of investments in Russia.

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

Over the last 15 years, the Russian political system and the relationship between the President, the Russian Government and the Russian Parliament were generally stable. There have been, however, public protests in Moscow and other urban areas following elections for the State Duma in December 2011 alleging that the elections were subject to substantial electoral fraud. The Prime Minister at that time, Mr. Vladimir Putin has rejected calls by opposition leaders that the elections for the State Duma be annulled and re-run, but has instituted limited political reforms. Similar protests took place following the presidential elections in March 2012 which resulted in re-election of Mr. Vladimir Putin.

Future changes in the Russian Government, the State Duma or the presidency, major policy shifts or eventual lack of consensus between the president, the Russian Government, Russia’s parliament and powerful economic groups could lead to political instability. Additionally, the potential for political instability resulting from the worsening of the economic situation in Russia and deteriorating standards of living should not be underestimated. Any such instability could negatively affect the economic and political environment in Russia, particularly in the short term. Shifts in governmental policy and regulation in the Russian Federation are less predictable than in many Western democracies and could disrupt or reverse political, economic and regulatory reforms. Any significant change in the Russian Government’s program of reform in Russia could lead to the deterioration of Russia’s investment climate that might limit our ability to obtain financing in the international capital markets or otherwise have a material adverse effect on our business, financial condition and results of operations.

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

In addition, the use of governmental power against particular companies or persons, for example, through the tax, environmental or prosecutorial authorities, could adversely affect the Russian economic climate and, if directed against us, our senior management or our major shareholders, could materially adversely affect our business, financial condition and results of operations. Russian authorities have recently challenged some Russian companies and prosecuted their executive officers and shareholders on the grounds of tax evasion and related charges. In some cases, the results of such prosecutions and challenges have been significant claims against companies for unpaid taxes and the imposition of prison sentences on individuals. There has been speculation that in certain cases these challenges and prosecutions were intended to punish, and deter, opposition to the government or the pursuit of disfavored political or economic agendas. There has also been speculation that certain environmental challenges brought recently by Russian authorities in the oil and gas as well as mining sectors have been targeted at specific Russian businesses under non-Russian control, with a view to bringing them under state control. More generally, some observers have noted that takeovers in recent years of major private sector companies in the oil and gas, metals and manufacturing sectors by state-controlled companies following tax, environmental and other challenges may reflect a shift in official policy in favor of state control at the expense of individual or private ownership, at least where large and important enterprises are concerned. The most recent of such cases occurred in the fall of 2014, when one of Russia’s most influential businessmen Vladimir Evtushenkov was put under house arrest in relation to a money-laundering investigation linked to the purchase by Sistema, an investment company majority-owned by Mr. Evtushenkov, of shares in Bashneft, a significant oil company in Russia. Sistema’s stake in Bashneft was then nationalized in late October 2014 by a resolution of a Moscow court on account of the 2003 privatization of assets which comprise Bashneft being illegal, even though Sistema did not participate in that privatization and only came into ownership of its stake in Bashneft in 2009. Sistema has announced it has no intention to appeal against the resolution, and on December 9, 2014, transferred its stake in Bashneft to the Russian Federation.

Political and other conflicts create an uncertain operating environment that hinders our long-term planning ability and could adversely affect the value of our investments in Russia.

Russia is a federation of 85 sub-federal political units, consisting of republics, territories, regions, cities of federal importance and autonomous regions and districts. The delineation of authority and jurisdiction among the members of the federation and the federal government is, in many instances, unclear and remains contested. Lack of consensus between the federal government and local or regional authorities often results in the enactment of conflicting legislation at various levels and may lead to further political instability. In particular, in the past, conflicting laws have been enacted in the areas of privatization, securities, corporate legislation, regulation of land use and licensing. Some of these laws and governmental and administrative decisions implementing them, as well as certain transactions consummated pursuant to them, have in the past been challenged in the courts in Russia and such challenges may occur in the future.

Ethnic, religious, historical and other divisions have on occasion given rise to tensions and, in certain cases, military conflict and terrorist attacks in certain regions of Russia. For example, a military conflict in August 2008 between Russia and Georgia involving South Ossetia and Abkhazia, as well as the ongoing conflict between Russia and Ukraine, resulted in significant overall price declines in the Russian stock exchanges and capital outflow from Russia. Such tensions, military conflict or terrorist activities (such as the bombing of Domodedovo airport in Moscow in January 2011 and the bombing of the Moscow metro in 2010, and, most recently, two suicide bombings in Volgograd in December 2013 that resulted in 34 fatalities) could have significant political consequences, including the imposition of a state of emergency in some or all of Russia or heightened security measures, which could cause disruption to domestic commerce and exports from Russia, disrupt normal economic activity in Russia and materially adversely affect our business, financial condition and results of operations.

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

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have recently been strained over a variety of issues. On 21 March 2014, President Putin signed legislation to recognize Crimea’s accession to, and status as part of, Russia. Since then, there has been continuing tensions between Russia and Ukraine, which were aggravated by the military conflict in Eastern Ukraine. The events in Ukraine and Crimea have prompted condemnation by members of the international community and have been strongly opposed by the EU and the United States, with a resulting material negative impact on the relationships between the EU, the United States and Russia. See “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. The emergence of new or escalated tensions between Russia and other CIS countries or other countries could negatively affect the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

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

The Russian economy has been adversely affected by the recent global financial and economic crisis. A continuation of the economic crisis could have a negative effect on the scale and profitability of our business. Any of the following risks, which the Russian economy has experienced at various points in the past, may have or have already had a significant adverse effect on the economic climate in Russia and may burden or have already burdened our operations:

•	significant declines in gross domestic product, or GDP;

•	high levels of inflation;

•	sudden price declines in the natural resource sector;

•	high and fast-growing interest rates;

•	unstable credit conditions;

•	international sanctions;

•	high state debt/GDP ratio;

•	instability in the local currency market;

•	a weakly diversified economy which depends significantly on global prices of commodities;

•	lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;

•	pervasive capital flight;

•	corruption and the penetration of organized crime into the economy;

•	significant increases in unemployment and underemployment;

•	the impoverishment of a large portion of the Russian population;

•	large number of unprofitable enterprises which continue to operate due to deficiency in the existing bankruptcy procedure;

•	prevalent practice of tax evasion; and

•	growth of the black-market economy.

The Russian economy has been subject to abrupt downturns in the past. For example, on August 17, 1998, in the face of a rapidly deteriorating economic situation, the Russian Government defaulted on its ruble-denominated securities, the CBR stopped its support of the ruble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the ruble and a sharp increase in the rate of inflation, a dramatic decline in the prices of Russian debt and equity securities and the inability of Russian issuers to raise funds in the international capital markets. These problems were aggravated by the near collapse of the Russian banking sector in connection with the same events. This further impaired the ability of the banking sector to act as a reliable source of liquidity to Russian companies and resulted in the widespread loss of bank deposits. In response to the global economic crisis in 2008 and 2009, the Russian government implemented a range of anti-crisis measures, however, the Russian economy has still not fully recovered from the economic crisis.

As Russia produces and exports large quantities of crude oil, natural gas, petroleum products and other commodities, the Russian economy is particularly vulnerable to fluctuations in oil and gas prices as well as other commodities prices, which have experienced significant volatility during the global financial crisis beginning in the second half of 2008. More recently, during the second half of 2014, due to rising U.S. oil production driven by the shale boom and slowing demand growth in Asia and Europe, oil prices dropped more than 50%, reaching record lows, according to New York Times. The price of the global benchmark Brent crude has fallen from U.S.$111/bbl on 30 June 2014 to U.S.$55/bbl on 31 December 2014. According to multiple sources, this trend may be expected to continue at least in the near term, in particular due to the November 27, 2014 decision by the Organization of the Petroleum Exporting Countries, the cartel which controls 40% of the world’s oil production, not to cut oil production levels. According to both analysts and Russian officials and government authorities, including the CBR, Russia is expected to enter recession in 2015 with a significant drop in GDP, the length and full effect of which cannot be predicted at this time.

Due to these and other factors, including the economic sanctions imposed on certain Russian companies and individuals by the U.S., EU, Canada and other countries, since the beginning of 2014, the ruble has significantly depreciated.

The declines had become so precipitous that the CBR raised its key rate several times throughout the year, until it reached 17% in December 2014, although it was subsequently reduced to 15% in January 2015. On November 10, 2014, the CBR announced that it had abandoned the ruble’s trading corridor that it had maintained since 2008, allowing the currency to float freely, and would intervene in the foreign currency market only if it saw a threat to financial stability. In light of the current economic slowdown facing Russia and the sharp fall in the value of the ruble, there have been suggestions that the Russian authorities may impose restrictions on the convertibility of capital in an effort to stabilize the value of the ruble, potentially adversely affecting the ability of foreign companies such as ourselves to procure dividend payments from our Russian subsidiaries. There can be no assurance that this or any other measures will ultimately prove successful. A sustained or continued depreciation of the ruble may curb consumer spending and result in a general decline of the Russian economy.

The weakening of the Russian economy has led to high volatility in the markets for Russian debt and equity securities, reductions in foreign investment and sharp capital outflow. There can be no assurance that any response by the Russian government to current economic challenges will adequately ameliorate the situation and prevent a further decline in the Russian economy.

These and other factors have also led the international rating agencies to lower the Russian Federation credit ratings: on January 26, 2015 S&P cut its long-term foreign currency sovereign bound rating for the Russian Federation to ‘BB+’ with negative outlook, and on February 20, 2015 Moody’s cut its sovereign debt rating for the Russian Federation to Ba1 with negative outlook; each of these ratings is below ‘investment grade’. Credit ratings for a number of Russian companies and banks have been lowered in the past months, another factor contributing to an increased cost of capital in the Russian economy. In a forecast released on February 16, 2015, the Russian Ministry of Economic Development predicted inflation at 17-17.5% for the first quarter of 2015 year-on-year; and for the year 2015; inflation at 12-12.4% (with food inflation expected to be greater), real wages declining 9.6% and disposable incomes decreasing 6.3%.

Any further decreases or fluctuations in world commodity prices, or, more generally, any further deterioration of general economic conditions in Russia could adversely influence the economic stability and demand for various products and services, including those sold by us, and therefore could have a material adverse effect on our business, financial condition and results of operations.

The macroeconomic slowdown in Russia, caused among other things by dropping oil prices and sanctions regime, which effectively limited the access to liquidity of the key Russian banks led to liquidity shortage in the market we operate. In addition, Central Bank of Russia while trying to prevent further devaluation of ruble increased the short-term ruble borrowing rate to 17%. This exacerbated the liquidity shortage on the market. As a consequence, banks and businesses in Russia substantially decreased credit limits in their everyday operations. We noted that our merchants and partners started since the end of 2014 to request from us larger collaterals to hedge their risks. We were able to manage these new requirements to date, though the liquidity shortage in the market may further exacerbate and consequently it may have further negative effects on our operations which cannot be now reliably estimated.

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

There are currently a limited number of creditworthy Russian banks (most of which are headquartered in Moscow). Although the CBR has the mandate and authority to suspend banking licences of insolvent banks, many insolvent banks still operate. Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. Banking supervision is also often inadequate, as a result of which many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks. Prior to the onset of the 2008 global economic crisis, there had been a rapid increase in lending by Russian banks, which many believe had been accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market was leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which further deteriorated the risk profile of the assets of Russian banks. The global financial crisis of 2007-2008 has led to the collapse or bailout of some Russian banks and to significant liquidity constraints for others. Profitability levels of most Russian banks have been adversely affected. Indeed, the global crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Russian banks and other financial institutions.

In October 2013 – February 2015 a very significant number of Russian banks, including Master-Bank, Investbank and SB-Bank, had their banking licenses revoked, which resulted in turmoil in the industry, instigated a banking panic and bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. It could be expected that the difficulties currently faced by the Russian economy could result in further collapses of Russian banks, particularly those heavily exposed to the retail lending sector, as non-performing consumer loans have increased significantly and demand has shrunk due to more cautious consumer spending. According to the CBR, the level of non-performing loans in the Russian banking sector has increased from 5.8% in January 2014 to 8.1% in December 2014. The CBR’s December 2014 RUB 127 billion bail-out of Trust Bank, Russia’s 22nd largest bank by assets, may be symptomatic of weaknesses in the Russian banking sector. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Current economic circumstances in Russia are likely to put stress on the Russian banking system in 2015.

We periodically hold funds in a number of Russian banks and are dependent on the banking industry for our revenue from Financial services. The bankruptcy or insolvency of one or more of these banks could adversely affect our business. The continuation or worsening of the banking crisis could decrease our transaction volumes, while the bankruptcy or insolvency of any of the banks which hold our funds could prevent us from accessing our funds for several days. All of these factors could have a material adverse effect on our business, financial condition and results of operations.

Social instability could lead to labor and social unrest, increased support for renewed centralized authority, nationalism or violence.

Failures to adequately address social problems have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest could have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism, with support for re-nationalization of property, or expropriation of or restrictions on foreign involvement in the economy of Russia; and increased violence. Any of these could have an adverse effect on confidence in Russia’s social environment and the value of investments in Russia, could restrict our operations and lead to a loss of revenue, and could otherwise have a material adverse effect on its business, results of operations and financial condition.

Russia has experienced high levels of inflation in the past.

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to Rosstat, inflation in the Russian Federation was 6.6% in 2012, 6.5% in 2013 and 11.4% in 2014. Higher levels of inflation are expected in the future as Russian economy enters a difficult period. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

The immaturity of legal systems, processes and practices in the Russian Federation may adversely affect our business, financial condition and results of operations.

Risks associated with the legal systems of the Russian Federation include, to varying degrees, inconsistencies between and among laws, presidential decrees, edicts and governmental and ministerial orders and resolutions; conflicting local, regional, and federal rules and regulations; the lack of judicial or administrative guidance regarding the interpretation of the applicable rules; the untested nature of the independence of the judiciary and its immunity from political, social and commercial influences; the relative inexperience of jurists, judges and courts in interpreting recently enacted legislation and complex commercial arrangements; a high degree of unchecked discretion on the part of governmental authorities; alleged corruption within the judiciary and governmental authorities; substantial gaps in the regulatory structure due to delays in or absence of implementing regulations; bankruptcy procedures that are not well-developed and are subject to abuse; and a lack of binding judicial precedent. All of these weaknesses affect our ability to protect and enforce our legal rights, including rights under contracts, and to defend against claims by others. In addition, the recent merger of the Supreme Arbitration Court of the Russian Federation, which used to oversee business disputes, into the Supreme Court, which used to only handle criminal cases and civil lawsuits, is viewed by some as having further aggravated these issues.

The Russian judicial system is not immune from economic and political influences. The Russian court system is understaffed and underfunded, and the quality of justice, duration of legal proceedings, and performance of courts and enforcement of judgments remain problematic. Under Russian legislation, judicial precedents generally have no binding effect on subsequent decisions and are not recognised as a source of law. However, in practice, courts usually consider judicial precedents in their decisions. Enforcement of court judgments can in practice be very difficult and time-consuming in Russia. Additionally, court claims are sometimes used in furtherance of political and commercial aims. All of these factors can make judicial decisions in Russia difficult to predict and make effective redress problematic in certain instances.

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

Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This may not be the case, however, when one company (the “effective parent”) is capable of making decisions for another (the “effective subsidiary”). Under certain circumstances, the effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out such decisions.

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

In its decision No 138-0 dated July 25, 2001, the Constitutional Court of the Russian Federation, or the Constitutional Court, introduced the concept of “a taxpayer acting in a bad faith” without clearly stipulating the criteria for it. Similarly, this concept is not defined in Russian tax law. Nonetheless, this concept has been used by the tax authorities to deny, for instance, the taxpayer’s right to rely on the provisions of the tax law. The tax authorities and courts often exercise significant discretion in interpreting this concept in a manner that is unfavorable to taxpayers. On October 12, 2006, the Plenum of the Higher Arbitrazh Court of the Russian Federation, or the Higher Arbitrazh Court, issued Ruling No. 53, formulating the concept of an “unjustified tax benefit” which is defined in the ruling mainly by reference to specific examples of such tax benefits (e.g., tax benefits obtained as a result of a transaction that has no reasonable business purpose) which may lead to disallowance of their application. There is growing practice of the interpretation of this concept by the tax authorities or the courts and it is apparent that the tax authorities actively seek to apply this concept when challenging tax positions taken by taxpayers. Although the intention of Ruling No. 53 was to combat the abuse of tax law, based on cases brought to courts to date relating to Ruling No. 53, the tax authorities have started applying the “unjustified tax benefit” concept in a broader sense than may have been intended by the Higher Arbitrazh Court. In particular, we are aware of cases when this concept has been applied by the tax authorities in order to disallow benefits granted by double tax treaties. To date, in the majority of cases where this concept has been applied, the courts have ruled in favor of taxpayers, but it is not possible to determine whether the courts will follow these precedents in the future. On May 23, 2014 a new draft law introducing a concept of “anti-abuse” to the Russian Tax Code was submitted to the lower chamber of the Russian parliament. The draft law defines “abuse” as carrying out activities and transactions or actions (failure to act) with the main purpose to avoid entirely or partially tax liabilities or obtaining a tax refund (credit). It is not clear if the draft is adopted in its current version, and how the relevant amendments to the Russian Tax Code will be interpreted and applied by the tax authorities and/ or courts in practice.

In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. This uncertainty could possibly expose our group to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

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

Currently the tax authorities perform tax audits of many Russian taxpayers with major focus on compliance with new transfer pricing legislation. It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the near future. Due to the uncertainty and lack of established practice of application of the new Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) and accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they may be material.

The Management believes that the Group is able to prove the arms’ length nature of prices with respect to the “controlled” transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

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

Cypriot companies must pay a Special Contribution for the Defense Fund of the Republic of Cyprus, or the defense tax, at a rate of 17% on deemed dividend distributions to the extent that their ultimate beneficial owners are Cypriot tax residents. A Cypriot company that does not distribute at least 70% of its after tax profits within two years from the end of the year in which the profits arose, is deemed to have distributed this amount as a dividend two years after that year end. The amount of this deemed dividend distribution, subject to the defense tax, is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution and the resulting balance of profits will be subject to the defense tax to the extent of the appropriation of shares held in the company at that time by Cyprus tax residents. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to any movable or immovable property.

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

In June 2012, the government of Cyprus applied for financial assistance from the European Central Bank, the EU and the IMF, together referred to as the Troika. On April 12, 2013, the government of Cyprus and the Troika reached an agreement regarding the provision of a EUR 10 billion loan and related finance package to Cyprus, such loan and finance package being conditioned on Cyprus implementing a comprehensive economic adjustment program, or the Cyprus Economic Adjustment Program. The Cyprus Economic Adjustment Program included a scheme for the reorganization of the Cypriot banking system whereby Bank of Cyprus plc, or BoC, Cyprus’ largest bank and Cyprus Popular Bank Public Co Ltd, or Cyprus Popular Bank, Cyprus’ second largest bank were placed in resolution pursuant to applicable legislation, referred to herein as the Resolution Process. As a result of the Resolution Process, Cyprus Popular Bank was absorbed by BoC and deposit holders with credit balances in excess of EUR 100,000 (referred to herein as the Uninsured Deposits) held with Cyprus Popular Bank and BoC suffered significant losses. Additionally, restrictions on bank transfers and withdrawals from banking institutions in Cyprus are in effect as at the date hereof in order to enable Cyprus to implement the Cyprus Economic Adjustment Program. On July 30, 2013, the Ministry of Finance and the Central Bank of Cyprus announced that the BoC has been fully recapitalised by the overall conversion of 47.5% of Uninsured Deposits with the BoC into shares in BoC, thus bringing an end to the BoC’s Resolution Process. The measures implemented to date have not had, and are not expected to have, a material impact on holding companies, such as us, that do not have significant deposits in Cyprus banks or operations in Cyprus. However, further disruption to the Cyprus banking system, or additional changes to implement the Cyprus Economic Adjustment Program, are possible and we cannot be certain that such disruptions or changes will not adversely affect our financial condition or our shareholders who are not residents of Cyprus.

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

Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15% or 30% in certain cases, although this tax rate may be reduced under an applicable double tax treaty. We intend to rely on the Russia-Cyprus double tax treaty. The tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company to 10% provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; and (iv) the treaty clearance procedures are duly performed. This rate may be further reduced to 5% if the direct investment of the Cypriot company in a Russian subsidiary paying the dividends is at least €100,000. Although we will seek to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the reduced withholding income tax rate in practice. Specifically, our Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice.

Russian Ministry of Finance in its Letter No. 03-00-P3/16236 of April 9, 2014 provided more detailed explanation of “beneficial ownership” concept, as well as pointed some examples of transactions, where beneficial ownership criteria were not met. Examples drawn by the Russian Ministry of Finance in the above letter included inter alia the case of dividends distributed to a non-resident that cannot demonstrate that it has sufficient authority with respect to dividends received, or is obliged to further distribute or pay dividends to third parties. Due to the fact that some of our companies are located outside Russia, future development and application of the “beneficial ownership” concept to those companies may have a material adverse effect on our business, financial condition and results of operations.

Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations

The Russian Federation, like a number of other countries in the world, is actively involved in discussion of measures against tax evasion through the use of low tax jurisdictions as well as aggressive tax planning structures. In 2014 significant changes to the Russian tax legislation were adopted which are aimed at preventing the abuse of “offshore” structures (so-called “de-offshorization” legislation). In particular, these changes include the definition of beneficiary ownership, tax residence of legal entities by the place of actual carrying out activities, as well as approach to taxation of controlled foreign companies. The amendments came into force since January 1, 2015. The Group is currently evaluating the potential effect of the new legislative changes on the Group business and financial results. It is possible that these changes might have an impact on its financial results starting 2015, however, currently the effect of these amendments cannot be reliably estimated.

In addition, on November 4, 2014 the Russian Federation ratified the multilateral Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD, which the Russian Federation signed in 2011. Ratification of this Convention will enable the Russian Federation to receive tax information from all participating countries which include, among others, a number of offshore jurisdictions.

These developments may have a material adverse effect on our business, financial condition and results of operations.

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

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 54, 557,520 ordinary shares, including those represented by ADSs. Of these, 36,033,561 ordinary shares are immediately freely tradable, without restriction, in the public market.

In addition, we have granted registration rights to Saldivar Investments Limited, Sergey A. Solonin, Antana International Corporation, Andrey N. Romanenko, Igor N. Mikhaylov, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., who collectively own 100% of our class A shares and approximately 84% of the voting power of our issued share capital as of the date of this annual report, as well as to Dargle International Limited, Palmway Holdings Limited and Bralvo Limited, our former class A shareholders who, according to information available to us, own a certain amount of our ADSs as of the date of this annual report. To the extent these shares are sold into the market, the market price of our ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the United States and most of our current directors and executive officers reside outside the United States.

Our presence outside the United States may limit investors’ legal recourse against us. We are incorporated under the laws of the Republic of Cyprus. Almost all of our current directors and senior officers reside outside the United States, principally in the Russian Federation. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, investors may not be able to effect service of process within the United States upon our company or its directors and executive officers or to enforce U.S. court judgments obtained against our company or its directors and executive officers in Russia, Cyprus or other jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon US securities laws. There is no treaty between the United States and the Russian Federation providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive investors of effective legal recourse for claims related to their investment in our ADSs.

Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares.

In order to raise funding in the future, we may issue additional class B shares, including in the form of ADSs. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied). Our ADS holders may not be able to exercise pre-emptive rights for class B shares represented by ADSs unless applicable securities law requirements are adhered to or an exemption from such requirements is available. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurance that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ADSs to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ADSs to rely on it. Accordingly, our ADS holders may not be able to exercise their pre-emptive rights on future issuances of shares, and, as a result, their percentage ownership interest in us would be reduced. In April 2013, our shareholders authorized the disapplication of pre-emptive rights for a period of five years from May 8, 2013, the date of the closing of our initial public offering, in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs. Any issuances of class B shares for cash exceeding this amount during this five-year period would require disapplication of pre-emptive rights by the class B shareholders at such time. However, a Cyprus court or regulatory authority could determine that such waiver should not apply to an issuance of class B shares even if it is within such amount. If for any reason the disapplication of these rights proves to be ineffective or class B shareholders do not approve any further disapplication of pre-emptive rights that may be required, our ADS holders’ ability to participate in future issuances of class B shares, including in the form of ADSs, may be limited. Furthermore, rights offerings are difficult to implement effectively under the current U.S. securities laws and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States.

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

We were incorporated in Cyprus under the name of OE Investments Limited on February 26, 2007 as a new holding company for OSMP JSC (subsequently renamed as CJSC QIWI), which was established in 2004. In 2007, we acquired, among other entities, CJSC e-port and LLC Qiwi Wallet (now QIWI International Processing Services (QIPS) CJSC) in exchange for newly issued shares, which represented 35% of our outstanding share capital following the acquisitions. In April 2008, we launched the Qiwi brand, which gradually became the marketing name for our businesses. We changed our name to Qiwi Limited on September 13, 2010, and subsequently to Qiwi plc upon converting to a public limited company on February 25, 2013.

Our principal executive office is located at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus. Our telephone number at this address is: 22-653390. Our registered office is the same.

Our primary subsidiaries are QIWI Bank (JSC), or Qiwi Bank, CJSC QIWI and QIWI Payments Services Provider Limited. We acquired Qiwi Bank in September 2010 from a group of our shareholders, and CJSC QIWI was incorporated in Russia in January 2004.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2014 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects.” For a description of the rules and regulations under which we are governed, see Item 5 “Regulation.”

B.	Business Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We have deployed over 17.2 million virtual wallets, over 181,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using our network at least once a month. Our consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or virtual environments interchangeably. We believe the complementary combination of our physical and virtual payment services provides differentiated convenience to our consumers and creates a strong network effect that drives payment volume across our business. Our extensive network of interactive Qiwi kiosks also enables us to provide advertising services, and the billions of transactions we process annually allow us to collect and analyze valuable data, which we monetize by providing value added services. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and consumer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments. We help consumers and merchants connect more efficiently in these markets by providing an integrated network of physical and virtual wallets and payment channels that enable consumers to deposit cash, convert it into a digital form and remit the funds to a virtual wallet, a variety of Visa-branded prepaid cards or any merchant in our network quickly and securely – for example, to pay bills, add minutes to their mobile phones, purchase transportation and tickets, shop online or at a retail store, buy digital services or send money to a friend or relative.

Our platform provides simple and intuitive user interfaces, convenient access and best-in-class services combined with the reputation and trust associated with the Qiwi brand. The payments processed on our network are typically very small with a limit of RUB 15,000 per transaction and, since they are primarily funded with cash, consumers do not have to undergo a lengthy registration process to execute certain types of transactions. Alternatively, consumers can create an online account, or virtual wallet, with Qiwi where they can store money, deposited from cash or funded from a variety of other sources, such as mobile phone balance, bank account, credit card, direct payroll deposit or money transfer, that can be used to make payments and purchases at any time. Our services also allow merchants in Russia and other markets, including leading MNOs, online retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 7,000 agents who are responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations and setting the fee rates paid by consumers. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a Qiwi terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system. In Russia and Kazakhstan, our brand is very well-known and our kiosks and terminals provide unique physical access for the population there. They can be found next to convenience stores, in train stations, post offices, retail stores or airport terminals in all of the major urban centers, as well as many small and rural towns that lack large bank branches and other financial infrastructure. In addition, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices.

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

Our Payment Network

Consumers access our payment network through two primary channels: physical distribution represented by our kiosks and terminals, and virtual distribution represented by our online product that we operate under the Visa Qiwi Wallet brand. These two channels are highly synergistic, creating a self-reinforcing network that we believe has been key for the continuing success of our business.

In 2012, 2013 and 2014, we had processed RUB 475 billion, RUB 561 billion and RUB 645 billion in payments, respectively.

Physical distribution

Overview

Our physical distribution comprises approximately 142,000 kiosks and 38,000 terminals that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the user customized interfaces that display our broad range of payment services and provide the connectivity to our processing platform. These capabilities help connect consumers and merchants and enable them to conduct commercial transactions, such as bill payments and purchases, at thousands of convenient locations, without the need to interact directly.

In 2012, 2013 and 2014 we had approximately 120,000, 127,000 and 142,000 kiosks and 49,000, 42,000 and 38,000 terminals in its network as of year-end, respectively.

Our Kiosks and Terminals

A kiosk is a stand-alone computer terminal with a touch screen and specialized hardware and software which enables consumers to make cash payments to merchants. Each kiosk is connected to our network using a dedicated SIM card and is typically equipped with a cash- and coin-acceptor, a printing device, and a transaction recording device and may include a card reader and coin changer. Our kiosks are assembled by third party manufacturers using our proprietary specifications. Kiosks are relatively easy and inexpensive to install and operate and are equipped with specialized software that monitors the condition of the kiosk and its components, including the amount of cash stored, and the sufficiency of expendable materials such as thermal paper. A kiosk is also relatively simple to assemble, and we generally have not encountered any issues in relation to underproduction or shortage of kiosks. There are 22 base models of kiosk available in the Russian market.

In addition to kiosks, our network includes approximately 38,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy and Euroset. We provide these businesses with access to our network through our proprietary software and process the payments made by their customers.

Our kiosks and terminals are typically owned by our agents, except in limited circumstances when we enter new markets. We believe this ownership structure has allowed us to build a large network in a relatively short period of time. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. On May 29, 2014, we established CMT Engineering, a company that provides agents with services regarding hardware specification and general technical support, as well as sells kiosks and terminals directly to them. In 2014 we signed rental agreements with large retail networks including Magnit, Monetka and X5 Retail Group to further sublease those locations to our agents. We believe it is important to provide our agents with comprehensive support in order to ensure quality of service and to continue the growth of our network.

How Our Kiosks and Terminals Work

To make a payment through a kiosk, a consumer selects the hyperlink icon of a particular merchant on the kiosk screen and enters the data necessary for the merchant to identify the consumer. For instance, this may be the consumer’s mobile phone number or details on the consumer’s utility bill. The consumer inserts money into a cash and coin acceptor, which automatically recognizes the value of the banknotes and/or coins. Once the necessary amount of money has been inserted, the consumer presses a button to confirm that he or she wishes to complete the transaction, and the software installed on the kiosk sends an instruction to our processing system to transmit a corresponding amount to the merchant and to withdraw it from the agent’s account. The kiosk then prints a receipt confirming that payment has been made. The interface of a kiosk is highly intuitive to facilitate a convenient user experience with the entire transaction process normally taking no more than a few minutes. A transaction is mostly automated and usually performed in three or four easy steps, so that the user is only required to input a minimum of information. When making a payment through a terminal, a consumer gives the same information (merchant name, amount of transaction and account identifying data) to a cashier at a cash desk, who processes it on a computer or a mobile phone using specialized software.

Our Agents

Our agent base includes approximately 7,000 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Most of our agents are small to mid-sized businesses which we believe provides them with insight into local market dynamics. For many of our agents, the business of kiosk and terminal ownership is a full-time occupation, while some view it as an ancillary service that increases consumer traffic in their outlets or provides additional convenience to consumers. We do not consider ourselves to be materially dependent on any of our agents.

Our contracts with the agents are usually for an indefinite term and may be unilaterally terminated by the agents. Our agent contracts do not have exclusivity clauses. Usually our agents determine the total fee that a consumer pays on each transaction. However we are in a position to cap these fees depending on our marketing actions or merchant’s request. When the fee payable by the consumers is capped, we normally award the agents with an increased fraction of the merchant fees.

Our International Kiosks and Terminals

Almost our entire physical distribution network is currently in Russia and Kazakhstan. We also have a limited number of kiosks in Moldova, Romania, Belarus, Jordan and the United States. In addition, we have limited operations in Brazil through an equity associate which holds a license to use our technology.

Virtual Distribution

Overview

We have a virtual distribution channel where we operate under Visa Qiwi Wallet brand. Visa Qiwi Wallet is an online and mobile payment processing and money transfer system that we offer in Russia that allows accountholders to pay for the products and services of merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. A virtual wallet enables its holder to make online purchases through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. We believe Visa Qiwi Wallet is one of the leading virtual wallet providers in Russia.

Prior to November 2012, Visa Qiwi Wallet was branded as Qiwi Wallet. Qiwi Wallet became a co-branded product pursuant to our Framework Agreement with Visa entered into on November 19, 2012.

In 2012, 2013 and 2014 had 11.4 million, 15.4 million and 17.2 million active virtual wallets registered with our system as of year-end, respectively.

Our Virtual Wallet

With Visa Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, deposited from cash or funded from a variety of other sources such as mobile phone balances, bank accounts, credit or debit cards, direct payroll deposits or money transfers, that can be used to make payments, purchases and peer-to-peer transfers. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked.

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

We believe that a key part of our service offering is consumer convenience and ease of use. Visa Qiwi Wallet is available through a variety of interfaces, including mobile apps, its own website, touch-screens of our kiosks, merchant websites, social network applications, and SMS/USSD (whereby a payment is made by sending an SMS message to a specified phone number). An increasing percentage of consumers are accessing Visa Qiwi Wallet directly through mobile apps and our own website rather than through our kiosks (which was historically the most popular Qiwi Wallet interface). Nevertheless, accessing Visa Qiwi Wallet through our kiosks remains the primary means by which consumers load and reload their accounts, which we believe highlights the synergies between our physical and virtual distribution networks and will continue to support the growth of our business.

We offer downloadable Visa Qiwi Wallet applications for the most popular mobile and digital platforms and devices, including Apple iPhone and iPad, Android, Java, Microsoft Windows Mobile and Windows Phone, RIM Blackberry and Blackberry Playbook, Samsung Bada and Samsung Smart TV. We also support major mobile operating systems: iOS, Android, Windows phone and RIM. We believe that these efforts are a vital part of our overall marketing strategy and serve to increase our consumer base.

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

Our Reload Channels

Visa Qiwi Wallet accounts can be reloaded through virtually any payment method available on the market, including making cash deposit at any of our kiosks or terminals, bank cards and accounts, online banking, ATMs, direct payroll deposit, retail and traditional money transfers. Visa Qiwi Wallet benefits in particular from access to our own network of kiosks and terminals, which is the largest free cash reload network in Russia. We believe that by offering the convenience of reloading at our kiosks and terminals, we increase the likelihood of consumers using Visa Qiwi Wallet as well as the other services that we offer.

Qiwi branded kiosks and terminals are the primary means by which consumers reload their Visa Qiwi Wallet accounts. Over the last three years the percentage of reloads made through bank cards and directly from bank accounts was less than 15% of total reloads over the last three years. Consumers also use third-party networks for cash reloads. With our recently announced partnership with MegaFon we expect cashless channels, primarily mobile phone balance, to become more popular among our users.

Our International Virtual Wallets

As of December 31, 2014, the vast majority of active Visa Qiwi Wallet accounts were based in Russia. We expect the international expansion of Visa Qiwi Wallet to be focused on markets with high volumes of money transfers to and from Russia and a low penetration of banking services. These are primarily the CIS countries from which there is a significant labor migration inflow into Russia. Migration patterns drive demand for money remittance services and cross-border payments, which we intend to make our core service in these markets. We believe that our services could also be in demand with ecommerce businesses which seek to increase their customer base in Russia.

We expect that our alliance with Visa will substantially increase Visa Qiwi Wallet’s international reach, since the alliance gives Visa Qiwi Wallet global access to all Visa accepting merchants, eliminating the necessity to build a merchant network each time Visa Qiwi Wallet is launched in a new country.

Qiwi Bank

In September 2010, we acquired Qiwi Bank (which is licensed as a bank in the Russian Federation) to serve as a platform for our Visa Qiwi Wallet business. Up until mid-2013, Qiwi Bank processed all Visa Qiwi Wallet transactions, although as a part of our future international expansion strategy, we opened the Qiwi platform to one Kazakh bank, which may be followed by further partnering with banks in Russia and the CIS. When a consumer deposits cash on his or her Visa Qiwi Wallet account, Qiwi Bank issues a virtual prepaid card to a consumer. Qiwi Bank also issues plastic cards to Visa Qiwi Wallet customers. Funds received by Qiwi Bank resulting from customers loading and reloading their Visa Qiwi Wallet accounts are held on Qiwi Bank’s account. Qiwi Bank does not pay interest on Visa Qiwi Wallet accounts. Qiwi Bank also maintains a small number of accounts for our employees, officers and directors, agents and certain related parties. See also “—Regulation” for a brief description of the regulatory regime applicable to Qiwi Bank.

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

Qiwi Visa co-branded cards are issued by Qiwi Bank pursuant to an agreement with Visa International Service Association. Under the agreement, Qiwi Bank is authorized to issue Visa-branded prepaid cards within Russia, and to offer and perform Visa Direct transactions in and between Russia, Ukraine, Kazakhstan, Uzbekistan, Georgia, Tajikistan and other CIS countries, using Visa’s electronic payments processing network to deliver transferred funds.

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

With Russian advertising market being affected by national currency devaluation and general economic downturn; as well as advertising revenue becoming a smaller portion of overall revenue of the Group, we do not believe that advertising revenue will be significant to the Group in the near term, and we are seeking to develop new value-added instruments and products to offer our customers.

Merchants

As of December 31, 2014, we had more than 100,000 merchants registered in our system. Our merchants are vendors, including mobile network operators, utilities, banks and online retailers. Consumers can access our larger merchants through hyperlink icons placed directly on kiosk screens. Other merchants can be easily accessed through Visa Qiwi Wallet and, since any of our kiosks can be used as an interface to register a Visa Qiwi Wallet account or to access an existing one, the merchant offering is effectively the same for both kiosks and Visa Qiwi Wallet accounts. In addition, Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant that accept Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop shopping” experience for our consumers.

The terms and conditions of our agreements with merchants vary significantly and are usually tailored to each merchant’s needs. However, in 2014 we introduced common terms for certain categories of merchants, primarily financial services and e-commerce. We view this as a more transparent approach which helps the negotiation process when signing new merchants to join our network.

Due to regulatory concerns, we enter into separate agreements with merchants for physical and virtual distribution channels. As a result, those merchants that can be accessed both directly through hyperlink icons on kiosk screens and through Visa Qiwi Wallet normally have two agreements with us, one with CJSC QIWI and the other with Qiwi Bank. The merchants that can only be accessed through Visa Qiwi Wallet normally enter into agreements with Qiwi Bank only. The agreements CJSC QIWI enters into with merchants are normally agency agreements. The term of these agreements is usually unlimited or automatically renewable upon expiration of the effective period; however, under Russian law, agency agreements with an unlimited term may be terminated unilaterally by any party without prior notice. Qiwi Bank’s agreements with merchants are normally structured as prepaid card acquiring agreements, since, as described in more detail in the section headed “Regulation,” we treat the electronic money of Visa Qiwi Wallet accountholders as virtual prepaid cards.

Our merchants fall into three broad categories. The most significant category includes various service providers, such as MNOs, internet services providers, pay television channels and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented the largest portion of our merchant base and are expected to continue to do so for the foreseeable future. For the years ended December 31, 2012, 2013 and 2014, the Big Three MNOs accounted for 42%, 32% and 26% of our payment volume, respectively. However, their share in our transaction volume has been falling over the last three years due to the expansion of our merchant base and the increased use of our payment systems by the consumers for purposes other than mobile phone account reloading.

The second category of merchants is those in the financial services industry, and includes banks, insurance companies and money transfer services providers. As of December 31, 2014, we accepted payments on behalf of over 200 banks, including most Russian retail banking industry leaders such as Sberbank, Bank of Moscow, VTB 24, Alfa-Bank, Tinkoff Credit Systems, UniCredit Bank, Rosbank, Promsvyazbank, Raiffeisen Bank and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach a larger audience through our network by enabling their customers to make deposits and repay loans. We also work with major Russian and international money transfer businesses such as Western Union, Contact, and Unistream, and insurance companies such as Allianz. From August 2010, we offer our consumers Visa Personal Payments and MasterCard Money Send services, which allow a Visa Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, a mobile app, or a kiosk touch-screen, and with the only information required being the number of the recipient card.

Our third major category of merchants comprises businesses that sell their products and services online, including large international e-commerce players such as AliExpress and eBay, social network sites such as Facebook, Vkontakte and Odnoklassniki, and online game developers such as Steam, Wargaming and Mail.ru. We also accept payments on behalf of software producers, coupon websites, and numerous other merchants. Our kiosk and terminal network provides these businesses with an attractive offline interface to their online services.

While we already have considerable penetration with recurring payments merchants (such as MNOs and internet services providers), financial services providers and e-commerce businesses, there are numerous markets in which we see significant opportunity to add merchants. For example, we view payments for fee-based services for federal, state and municipal authorities as a good point of market entry for new users as these authorities increasingly automate payments. We have already entered into direct agreements with the Federal Tax Service, the State Traffic Safety Authority, the Independent Security Services Bureau of the Interior Ministry’s Moscow Department, the Federal Bailiff Service and the Federal Service for State Registration, Cadastre and Cartography.

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

In February 2015, we announced our strategic partnership with MegaFon by launching a co-branded product based on Visa QIWI Wallet technology. As a result of this partnership, MegaFon’s subscribers now have an opportunity to make payments for merchants supported by the Visa QIWI Wallet using their mobile phone balance as the source of funds. We view this as an important achievement in terms of deepening our relationship with MegaFon and offering our users new valuable features. Currently this solution is unique in the Russian market. This agreement is not exclusive which allows us to execute similar contracts with other MNOs.

Our Technology Platform

Our services are based on our advanced, proprietary technology platform. All of our key technology has been developed in-house. Our platform consists of three key elements: an Oracle database, a Java-based processing system and various consumer, merchant and agent interfaces. The interfaces are connected to the processing system through a secure protocol.

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

Our Framework Agreement with Visa dated November 19, 2012 imposes stringent security requirements on us to protect the data of our consumers. Under the terms of this agreement, we are under an obligation to be compliant with Visa-approved security standards and to undergo periodic audits to confirm such compliance. In July 2014, as a part of our strategic relationship with Visa we received VisaNet Processor status which effectively allows us to process Visa transactions on behalf of other Visa member banks.

Sales and Marketing

We have a dedicated team of sales and marketing personnel who seek to expand our network of agents and merchants, attract and maintain consumers and promote our products. Our marketing program includes advertising campaigns as well as other promotional activities, such as joint loyalty programs with our merchants.

Brand Awareness

We believe our brand is a household name in Russia. According to Synovate Comcom, “Qiwi” is the most recognized Russian brand among kiosk operators with prompted brand awareness of 93%, as well as in electronic payment services with a prompted brand awareness of 84%.

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

Advertising and Promotional Activities

Because we maintain a kiosk network as widespread and visible as ours, third-party advertising is not as important to maintain brand awareness. We maintain a relatively low advertising profile, mostly employing Internet advertising to promote Visa Qiwi Wallet.

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

We face significant competition from major retail banks. Our competitors include, among others, Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have robust electronic payment products and large retail networks. Some retail banks are currently developing their own kiosk networks and are active in the area of electronic payment products.

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

Finally, we also compete against some directly comparable businesses, such as traditional kiosk and terminal operators (primarily CyberPlat, Comepay and Elecsnet) and electronic payment system operators (primarily Yandex.Money (a majority stake of which is owned by Sberbank), WebMoney and, to a lesser extent, PayPal, but also Russian market newcomers such as Tinkoff Mobile Wallet).

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

QIWI and QIWI-“KIVI” are registered trademarks in Russia, and we have filed applications for registration of our brand name in over 15 countries. We also hold registrations for the brand name QIWI-“KIVI” as a trademark in the CIS and in other countries as well as under the Madrid Agreement and Protocol. We also hold several software copyright registrations, including for software applications, such as “Maratl”, “Observer”, “Application for POS-terminal Ingenico”, “Application for POS-terminal NURIT”, “Universal Payment Gateway Server”, and “Universal Processing System.” We have obtained copyright registrations for some of our software in Russia, Brazil and in the United States.

Employees

The following table sets out the average number of employees for the years ended December 31, 2012, 2013 and 2014 by function.

	For the year ended 31 December,
	2012	2013	2014
Qiwi Group
Front Office	380	388	464
Back Office	418	425	439
IT Personnel	215	222	218
Total	1,013	1,035	1,121

In 2014 we conducted an internal reorganization to change our organizational structure from a business unit organizational structure where Qiwi Distribution and Visa Qiwi Wallet were largely managed as separate entities to a functional management structure where management is focused on centralized core operational tasks such as sales and marketing, IT, legal, and finance. The reorganization was intended to account for the growing overlap of our businesses, with Qiwi Distribution becoming a significant distribution channel for Visa Qiwi Wallet, and to better reflect the manner in which our business is managed.

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

Virtual wallet operations are legally considered cashless transfers with the use of bank cards. For regulatory purposes, when a Visa Qiwi Wallet account is reloaded, the accountholder is issued one or several virtual prepaid cards, depending on the amount of the reload. While the accountholder agrees to the issuance of the cards through accepting a public offer, he or she is not explicitly provided with details of each card. From a consumer’s perspective, the amount of the reload is simply transferred to an account of a digital wallet, whereas legally it becomes stored value of a virtual prepaid card.

A prepaid card is an electronic means of payment allowing its holder to carry out transfers of electronic money within the limits of the funds previously deposited with the issuing credit institution. Amendments to the CBR Regulation No. 266-P “On the Issuance of Bank Cards and Payment Cards Operations” conferring the status of electronic means of payment on prepaid cards were approved by the CBR Directive No. 2862-U, dated August 10, 2012, and came into effect on July 1, 2013. From that date, the legal regime of the prepaid cards is that established for electronic money by the Federal Law of the Russian Federation No. 161-FZ “On the National Payment System”, dated June 27, 2011, as amended, or the Payment System Law.

Electronic money is defined under the Payment System Law as prepaid monetary value contributed by the “provider” to the “obligor” of which a record is kept by the obligor without the opening of a bank account, which can be used for the settlement of the provider’s monetary obligations towards third parties, and in respect of which the provider may only issue instructions via electronic means of payment. Electronic money is also treated as a liability of the obligor towards the provider. Electronic means of payment are defined as any methods and instruments which allow drawing up, certifying and transmitting instructions for electronic money transfers and which employ information and telecommunication technologies, electronic data carriers and other technical devices. The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 600,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment (or RUB 60,000 if the holder underwent a simplified identification procedure – see “- The Anti-Money Laundering Law”). The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000 (or RUB 200,000 if the holder underwent a simplified identification procedure – see “- The Anti-Money Laundering Law”).

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

The Payment System Law also establishes a legal framework for mobile payments, which allow reloading the payer’s electronic money balance out of funds deposited as an advance payment with a mobile operator.

The CBR is the agency commissioned with supervision of compliance with the provisions of the Payment System Law. As such, it is entitled to suspend the activities of market participants regulated by the Payment System Law in case of violations and impose administrative liability on the offenders.

In May-October 2014, certain changes were introduced to the Payment System Law that mandated the creation of a Russian national payment cards system and required that from March 31, 2015, all transactions with the use of cards issued under international brands, such as Visa and MasterCard, be processed through the facilities of the national payment card system rather than the international payment systems’ own facilities. As a principal member of Visa, Qiwi Bank is currently working with NSPK, the operator of the national payment card system, to set up connectivity to its systems. CJSC QIWI, as operator of our kiosk network, is deemed to be a payment agent in accordance with the Federal Law of the Russian Federation No. 103-FZ “On Collection of Payments from Individuals by the Payment Agents”, dated June 3, 2009, as amended, or the Payment Agents Law. The Payment Agents Law is inapplicable to electronic payments and thus does not regulate our Visa Qiwi Wallet business. The Payment Agents Law defines payment agents as intermediaries that collect payments due from individuals to merchants.

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

A payment agent acts on the basis of an agency agreement with the merchant. Such agency agreements are governed by the Russian Civil Code, certain provisions of which are described in more detail below. A payment agent may also engage sub-agents (referred to as “payment sub-agents” under the Payment Agents Law) if the agency agreement so provides. Our agents act as payment sub-agents for the purposes of the Payment Agents Law. Payment sub-agents may not accept payments that require identification of the customer pursuant to the Anti-Money Laundering Law. Under the Anti-Money Laundering Law, such customer identification is required for all money transfers exceeding RUB 15,000, while at least a simplified identification process is required for any peer-to-peer money transfers and transfers to foreign merchants. In compliance with these requirements, the software installed on our kiosks and terminals does not allow accepting such transfers in excess of the statutory thresholds per single payment.

The payment agent’s obligation to transmit the funds to the merchant is required to be either insured or secured by means of a pledge, guarantee, or otherwise. The amount of such insurance or security is not statutorily fixed, and there are no other guidelines regarding this requirement.

Acceptance of payments on behalf of certain types of merchants, including foreign entities, is carved out from the scope of the Payment Agents Law. This does not imply that a company which has the status of a payment agent is prohibited from accepting payments on behalf of such merchants. However, activities in this regard are not regulated by the Payment Agents Law, but rather by the universally applicable provisions of the Russian Civil Code pertaining to agency agreements. In particular, the Civil Code contains some basic requirements for agency agreements, including their conditions and their termination and sets out rules pertaining to certain rights of the agent and the principal and allocation of various responsibilities between them. Agency services may not be provided free of charge. The Civil Code permits agency agreements to include exclusivity clauses. Agency agreements may be entered into for fixed or indefinite periods of time. However, if an agency agreement is entered into for an indefinite period of time, it may be terminated unilaterally at the discretion of either counterparty.

The Payment Agents Law provides that payment agents are entitled to levy fees from the merchants’ customers for each transaction processed by them. These fees are not statutorily capped- although proposals to cap them are from time to time considered by the Russian legislature. In March 2014, a draft law on amendments to the Payment Agents Law was introduced to the State Duma that limits the amount of fees that may be imposed on the customers to 3% of the total payment. This amendment has not been considered by the State Duma yet.

Payment agents are required to use cash registering facilities with a built-in fiscal memory and a reference tape (an electronic devise which allows long-term storage of records of transactions performed through a kiosk), in order to monitor payments received. They are also required to issue receipts for each transaction.

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

Capital Requirements

The key measure underlying Russian capital requirements is the amount of the capital base (own funds) of a credit organization, which is defined as the sum of the “main capital” and “additional capital” of the credit organization minus certain obligations as determined by the CBR. According to the CBR Regulation No. 395-P, dated December 28, 2012, as amended, the main capital and the additional capital of a credit organization is defined by way of an exhaustive list of different types of debt and equity that qualify for treatment as main and additional capital, as applicable.

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

As of December 31, 2014, Qiwi Bank had a charter capital of RUB 295 million and a capital base of approximately RUB 1,300 million and was in compliance with applicable banking legislation.

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

As of December 31, 2014, Qiwi Bank’s reserves amounted to 4.25% of its liabilities owed to legal entities that are non-residents and 4.25% of liabilities towards individuals and other liabilities and it was in compliance with applicable banking legislation. Qiwi Bank has never been fined for non-compliance with reserve requirements and none of the audits conducted by the CBR in respect of it has uncovered any material violations. The reserve requirements of the CBR negatively impact Qiwi Bank’s ability to distribute its profit to us in the form of dividends.

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

Although Qiwi Bank does not engage in retail or corporate lending as a line of business, it has a limited amount of loans and maintains provisions for certain other possible losses, including losses from default by counterparties, impairment of assets and liability increases, and is in compliance with applicable banking legislation.

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

As of December 31, 2014, Qiwi Bank’s prudential ratios were well in excess of the minimum thresholds imposed by the CBR and it was in compliance with applicable banking legislation.

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

Financial services providers are generally required to identify their clients. However, certain transactions are exempt from the identification requirements under the Anti-Money Laundering Law, unless officers of a financial service provider suspect that such operation is carried out to legalize funds received from illegal activities or to finance terrorism. Money transfers by individuals not exceeding RUB 15,000 are generally exempt from the identification requirement, but since May 5, 2014, peer-to-peer transfer and transfers to foreign entities and certain kinds of non-profits require at least a simplified identification of the customer regardless of the amount. The key difference between the simplified procedure and the procedure that must be followed in all other circumstances is that simplified identification can be performed remotely. However, the simplified identification process is still not well defined and the public databases that such remote identification is supposed to be based on are still not entirely operational, which could cause us to be in violation of the identification requirements. The identification requirements of the Anti-Money Laundering Law only pertain to individual transactions and not series of transactions.

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

On 1 September 2015, amendments to Personal Data Law will come into effect that require any personal data of Russian citizens to be stored within the territory of the Russian Federation. Since all our data centers used to store such personal data are located in the Russian Federation, we do not expect to be impacted by this requirement.

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

QIWI plc is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are QIWI Bank (JSC), QIWI CJSC, and QIWI Payments Services Provider Ltd.

See Exhibit 8.1 for a list of our subsidiaries.

D.	Property, Plants and Equipment.

We currently lease a total of over 9,000 square meters in Moscow and other regions across Russia as well as in Kazakhstan.

ITEM 4A.	Unresolved Staff Comments

On September 23, 2014, we received a comment letter from the staff of the Securities and Exchange Commission Division of Corporate Finance (the “SEC”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013. We filed our response to the SEC’s comment letter on October 6, 2014.

On November 6, 2014, we received a second comment letter from the SEC, in response to our letter dated October 6, 2014 and in connection with our Annual Report on Form 20-F for the fiscal year ended December 31, 2013. We filed our response to the SEC on November 19, 2014.

On January 21, 2015, we received a third comment letter from the SEC, in response to our letter to the SEC dated November 19, 2014, in connection with our Annual report on Form 20-F for the fiscal year ended December 31, 2013. We filed our response to the SEC on February 4, 2015.

The SEC has raised certain questions concerning our reportable operating segments.

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

We have built a physical network of over 181,000 kiosks and terminals using a proprietary agent model. Under this model, our kiosks and terminals are built with our proprietary specifications and technology by third party manufacturers and then purchased and managed by approximately 7,000 agents responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations. We also distribute our payment services online through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. The payments processed through our network are typically very small with a limit of RUB 15,000 per transaction, and since they are primarily funded with cash, consumers do not have to go through a lengthy registration process to execute most transactions.

Our primary source of revenue is fees we receive for processing payments made by consumers to merchants, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions that we process, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as merchant fees and to payment processing fees that are paid by our consumers and transmitted to us by our agents or paid by our consumers directly to us as consumer fees. We typically pass on a portion of the merchants fees to our agents.

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

Segments

Up until December 31, 2013 we presented QIWI Distribution (QD), VISA QIWI Wallet (VQW) and “Corporate and Other” as our segments. The development of the business has resulted in the growing interconnectedness and interrelation between QIWI Wallet and QIWI Distribution segments. As a result since 2014 the Group does not separate QD, VQW and “Corporate and other” segments in the presentation of operating results to its Chief Operating Decision Maker. From January 1, 2014, the review and analysis is performed by the management of the Group based on segment net revenue, segment profit before tax and segment net income for the whole Group to develop the understanding of the Group’s business.

The respective comparative information for 2013 and 2012 was presented accordingly to conform to the current year segment presentation.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013*	2014
	(in RUB millions)
Adjusted net revenue(1)	4,169	6,168	8,836
Adjusted EBITDA(1)	1,851	2,978	4,818
Adjusted net profit(1)	1,306	2,173	3,496

*	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to conform to the presentation.
(1)	See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back compensation to employees and related taxes. Adjusted net revenue is a key measures used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, consumer fees are recorded as net revenue whereas merchant fees are recorded as gross revenue. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue, in addition to gross revenue. We add back compensation to employees and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume.

Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for gain (loss) from discontinued operations, share of loss of associates, impairment of investment in associates, foreign exchange gain (loss), net, change in fair value of derivative financial assets, other expenses, other income, gain (loss) on disposal of subsidiaries, corporate costs allocated to discontinued operations, gain from bargain purchase, income from depositary, offering expenses, share-based payment expenses and goodwill impairment. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates investors in comparing our financial performance with other payment service providers.

Adjusted net profit. Adjusted net profit is defined as net profit excluding gain or loss on discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gain (loss) on disposal of subsidiaries, share-based payment expenses, offering expenses, goodwill impairment, income from depository, foreign exchange loss (gain) on June 2014 offering proceeds and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the profitability of the continuing operations of the company.

For a reconciliation of these non-IFRS financial measures, please see “Selected Consolidated Financial and Other Data—Non-IFRS Financial Measures.”

Operating Measures

The following table presents our key operative measures for the year ended December 31, 2012, 2013 and 2014.

	Year ended December 31,
	2012	2013	2014
	(in RUB millions, unless otherwise indicated)
Payment volume	475,420	560,525	644,661
Active kiosks and terminals (units)(1)	169,102	168,236	181,148
Active Visa Qiwi Wallet accounts (at period end, in millions)(2)	11.4	15.4	17.2
Average net revenue yield(3)	0.88%	1.10%	1.37%

(1)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(2)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(3)	Average net revenue yield is defined as adjusted net revenue divided by payment volume.

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2012 to December 31, 2014, we have grown our number of kiosks from 127,000 to 142,000 and decreased the number of terminals from 49,000 to 38,000. Our kiosks and terminals can be found next to convenience stores, in train stations, retail stores and airport terminals in all major urban cities as well as many small and rural towns. While we project modest growth in our kiosk and terminal network, we believe that our payment volume growth through our kiosks and terminals will be primarily driven by increased user adoption, the addition of new payment services, the implementation of higher yielding value added services, and higher average payment amounts.

Number of active Visa Qiwi Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded or reloaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is a measure of our success in penetrating the market and expanding our virtual distribution channels. Our strategy is primarily focused on the growth of Visa Qiwi Wallet penetration, and we believe we are able to leverage our large, active base of over 70 million consumers who use our kiosks and terminals at least once a month and our brand recognition and presence on social media platforms to drive the adoption and use of the Visa Qiwi Wallet.

Payment volume. Total volume provides a measure of the overall size and growth of our business, and increasing our payment volumes is essential to growing our profitability. Payment volumes have consistently increased for the periods under review in this annual report. Payment volumes have grown at a CAGR of 16% from 2012 through 2014; with payment volumes of RUB 645 billion for the year ended 2014. The following factors may have a significant impact on the growth of payment volume:

•	Macroeconomic factors

•	Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. In particular, we have experienced a decline in payment volumes in our financial services market segment in 2015, following the depreciation of the ruble, which has affected overall bank lending activity. These fluctuations can have a significant impact on the volume of payments we process; and

•	Factors concerning methods of payment

•	Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are the principal form of payment in Russia, and, as a result, a majority of our payment volumes are cash-based. We expect cash payments to continue to be the principal means of payment in Russia and to sustain demand for use of our kiosks and terminals in the near future. As cash payments in Russia grow in absolute terms, we expect our payment volumes to correspondingly increase. If the use of cash as a means of payment declines in Russia, it would negatively impact our financial results.

•	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably and continues to grow. Similarly, we expect the use of alternative payment methods in Russia, such as smartphones to grow considerably as prices per smartphone decline. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the number of potential merchants for which we can offer payment services and in increasing the potential number our users. We expect payment volumes from online transactions and alternative payment methods to increase significantly in the coming years.

•	Factors concerning our business

•	Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products. We believe that merchant growth will lead to more consumers using our payment systems more frequently. In addition, we actively encourage consumers to use multiple distribution channels, in particular, for users of our kiosks and terminals network to create a Visa Qiwi Wallet account. We believe that the synergies offered between our physical and virtual distribution networks will help enhance consumer adoption of our services in the future.

•	Implementation of value added services. We continued to develop value added services, leveraging our extensive distribution network, strategic relationships with key merchants and technological platform. We believe that value added services will result in more consumers using our payment systems.

•	Higher average payment amounts. In addition to adding more merchants, we have added higher value products available for purchase through our network, such as airline tickets. With more choice and high value products, we believe that consumers will increase their payment amount per transaction.

Average net revenue yield. We calculate total average net revenue yield by dividing adjusted net revenue by payment volume. Average net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Average net revenue yield was 0.88%, 1.10% and 1.37% in 2012, 2013, and 2014, respectively. In 2014, average net revenue yield increased by 27 bps in comparison to 2013 in part due to an increase in payment volumes associated with higher revenue generating transactions such as e-commerce and decreased top-up costs. The following factors have influenced average net revenue yield:

•	Between 2012 and 2014, we have experienced a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs.

•	We have experienced a changing business mix towards higher yielding transactions which are primarily e-commerce and various types of financial transactions. Lower yielding telecom transactions whereas lower yielding transaction have declined as a percentage of total payment volume.

•	Significant proportion of the merchants that we serve are typically retailers with limited bargaining power. As a result, we are able to charge these merchants higher payment processing fees. We expect that, as our merchant base continues to grow and diversify, these merchants will have a larger effect on payment volume and, consequently, on average net revenue yield.

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we derive revenue from cash and settlement services, interest revenue, gain from currency swaps, rent of space for and sale of kiosks, advertising, interest revenue from agent’s overdrafts, and other revenue.

Payment processing fees. Payment processing fees constitute the substantial majority of our revenue and comprise fees charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are paid to us by merchants for collecting payments on their behalf, which we refer to as merchant fees, and the fees paid by consumers and transmitted to us by agents, which we refer to as consumer fees. We typically pass on a portion of the merchants fees to our agents. In certain situations, we may not receive any merchant fees, for example, where a specific merchant is added to our base at the request of an agent who believes that inclusion of such merchant would attract consumers in a particular region or neighborhood. We generally recognize payment processing fees gross at the point when merchants accept payments from the consumer. We recognize revenue from consumer fees charged through our kiosks and terminals net of transaction costs, as we receive such fees through our agents, and we do not control the ultimate consumer fees set by our agents.

Other sources of revenue. In addition to payment processing fees, we generate revenue from various other sources including cash and settlement services (representing revenue from different types of support and services that we provide to our agents), advertising revenue (representing revenue from displaying advertising on our kiosks, through short message service and various messengers), interest revenue on agent’s overdrafts (representing revenue from interest earned on amounts of credit that we provide to our agents for them to be able to operate within our network), interest revenue and gain from currency swaps (representing revenue from interest earned on cash deposits with financial institutions, and short- and long-term investments performed as a part of our treasury operations and bank loans provided by Qiwi Bank), revenue from sale of kiosks to our agents, revenue from rent of space for kiosks (representing revenue from rent obtained for subleasing retail space for kiosks to our agents) and other revenue (representing revenue primarily generated from such operations as promotional campaign fees generated from software licensing for our processing system in countries where we operate through our franchisees).

Operating Expenses

Costs of revenue (exclusive of depreciation and amortization)

Transaction costs. When payments are made through our network, we incur transaction costs to our agents, which represent the amount of fees we pass through to agents for use of their kiosks and terminals. Additionally, we incur transaction costs when Visa Qiwi Wallet consumers reload their wallets.

Compensation to employees and related taxes. Payroll and related taxes represents salaries and benefits paid to employees, primarily IT and operating services employees, and related taxes, where such payroll and related taxes are associated with payment processing and other revenue-generating activities.

Ancillary expenses. We incur other expenses in addition to transaction costs and payroll and related taxes, including advertising commission (primarily representing commission we pay to SMS operators and our agents for displaying the advertising), cost of rent of space for kiosks (representing the rental payments we make to retail shop owners to allow agents to install kiosks on their premises under lease arrangements), and other expenses (including call center expenses (payment to call center provider for the number of the calls serviced) and cost of terminals sold (cost which the Company incurred to be able to sale terminals)), which we refer to in this annual report as ancillary expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of payroll and related taxes for our senior management, finance, legal and other administrative staff, advertising and related expenses, rent of premises and related utility expenses, office maintenance expenses, telecommunication and internet expenses, bad debt expense, traveling and representation expenses, offering expenses, taxes other than income taxes and professional fees.

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

Other Income and Expense Items

Impairment of investment in associates

Impairment of investment in associates is recognized where we determine that the investment made in an associate is not fully recoverable. For the year ended December 31, 2014 and 2013, we recognized an impairment of investment in associates in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA and Dengionline Ltd. correspondingly due to a significant deterioration in its operating performance.

Other income

Other income in 2012 primarily included gain on interest on loans issued to agents at a higher-than-market interest rate and income from penalties charged to agents for violation of our payment system terms and conditions, 2013 and 2014 primarily included income from our ADS depositary.

Other expenses

In 2012 the main item of other expenses was the share attributable to non-controlling interest accounted for as liability. By 2013 all the subsidiaries having such non-controlling interest had been disposed of and the major item of other expenses was tax penalties. In 2014 the main items of other expenses were charitable donations.

Foreign exchange gain

Foreign exchange gain for the year ended December 31, 2014 was RUB 3,359 million, an increase of RUB 3,280 million, compared to the same period in 2013. This increase was primarily a result of a translation gain recorded on US dollar funds received from June 2014 public offering in the amount of RUB 1,947 million and gain on QIWI Bank transactions that is a result of change of USD and Euro rates in 2014.

Foreign exchange loss

Foreign exchange loss for the year ended December 31, 2014 were RUB 1,428 million, an increase of RUB 1,357 million, compared to the same period in 2013. This increase was primarily due to loss on QIWI Bank transactions that is a result of change of USD and Euro rates in 2014.

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

Interest expense

Interest expense primarily represents interest expense accrued by our international subsidiaries on loans received from their non-controlling shareholders. In 2013 and 2014, the Group also recognized interest expenses on bank guarantees.

Income tax expense

Income tax expense represents current and deferred income taxes with respect to our earning in countries in which we operate. Deferred tax also includes taxes on earnings of our foreign subsidiaries that have not been remitted to us to the extent applicable and will be taxed in Cyprus once remitted.

Critical accounting policies and significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. The most significant estimates relate to the recognition of revenue, functional currency, determination of the fair values of assets and liabilities acquired in business combinations, impairment of goodwill and intangible assets with indefinite lives, deferred tax assets, impairment of loans and receivables, and share based payments. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

We concluded that we need to report SMS advertising revenues gross of related SMS expenses. The conclusion is based on the fact that we act a principal in the transaction, because we are ultimately responsible for the delivery of service, have discretion over a choice of SMS delivery channel, determine the price and bear credit risk.

Starting from August 2012, we charge a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of RUB 109,980, RUB 462,332, and RUB 756,558 for the years ended December 31, 2012, 2013, and 2014 are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and provided at their discretion.

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

Impairment of loans and receivables

Our management assesses an impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, our management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of December 31, 2014, the provision for impairment of loans and receivables was recorded amounting to RUB 703 million, RUB 612 million as of December 31, 2013 and RUB 385 million as of December 31, 2012.

Share-based payments

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

Granted on	Exercise price (U.S. $)	Dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected life of options (years)	Share price (U.S. $)	Grant-date fair value of the options, (U.S. $)
December 21, 2012	13.6452	—	28-30	0.75-1.09	5.0-6.5	15.84	5.34-5.73
November 15, 2013	41.2380	2.83	30-32	0.34-0.63	2.0-3.0	43.32	7.09-8.32
November 16, 2013	41.3990	2.83	30-32	0.34-0.63	2.0-3.0	43.32	7.02-8.27
December 4, 2013	46.573	2.83	29-32	0.30-0.61	2.0-3.0	45.37	5.86-7.57
February 6, 2014	36.091	2.83	28-31	0.32-0.65	2.0-3.0	38.69	6.10-7.56
February 14, 2014	37.427	2.83	29-32	0.31-0.66	2.0-3.0	39.93	6.26-7.86
May 22, 2014	34.09	2.83	28-29	2.94-3.26	2.0-3.0	44.89	12.26-13.24
May 23, 2014	35.46	2.83	28-29	2.94-3.25	2.0-3.0	43.85	10.57-11.70
May 28, 2014	37.89	2.83	28-29	2.94-3.23	2.0-3.0	43.64	9.01-10.24

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

We based the risk-free interest rate that we use in our option-pricing model on the implied yield currently available on the US treasury bonds, adjusted for a country risk premium, with a remaining term approximating the expected life of the option award being valued.

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

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. IFRS requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We have no past history of forfeitures, but the retention rate amongst our key employees and management was historically high. Therefore, our forfeiture rate is expected to be insignificant. As a result, we have applied an estimated forfeiture rate of zero in 2012 and 2013 and actual year-to-date rate of forfeitures in 2014. If the actual forfeiture rate is materially different from the estimate, share-based compensation expense could be different than what has been recorded.

Because, prior to our initial public offering, there had been no public market for our shares, with the assistance of an independent valuation firm, we determined the fair value of our shares on the basis of valuations of our company arrived at by employing the “income approach” and the “market approach” valuation methodologies described further below. Since May 2013, QIWI plc is a public company and the fair value of its shares is defined by reference to closing market price of its traded shares.

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

On December 21, 2012, our board of directors approved the grant of option awards to purchase an aggregate of 2,216,778 shares at an exercise price of U.S.$13.6452 per share. We recognized RUB 66 million in share-based payment expenses in 2012. The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2014 was 422 million (December 31, 2013: 231 million).

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014:

	Years ended December 31,
	2012	2013*	2014
	(in RUB millions)
Revenue	8,911	11,666	14,719
Cost of revenue (exclusive of depreciation and amortization)	(5,454)	(6,396)	(7,273)
Selling, general and administrative expenses	(1,838)	(2,678)	(3,082)
Depreciation and amortization	(129)	(113)	(353)
Impairment of intangible assets and goodwill	(4)	(5)	—

Profit from operations	1,486	2,473	4,010

Gain (loss) from disposal of subsidiaries	(1)	—	—
Other income	17	91	42
Other expenses	(29)	(20)	(30)
Foreign exchange gain	81	79	3,359
Foreign exchange loss	(103)	(71)	(1,428)
Share of loss of associates	(13)	(79)	(27)
Impairment of investment in associates	—	(22)	(25)
Interest income	26	22	2
Interest expense	(9)	(29)	(42)

Profit before tax from continuing operations	1,456	2,445	5,862

Income tax expense	(408)	(610)	(895)

Net profit from continuing operations	1,048	1,835	4,968

Gain (loss) from discontinued operations	(240)	—	—

Net profit	808	1,835	4,968

Attributable to:
Equity holders of the parent	910	1,873	5,024
Non-controlling interests	(102)	(38)	(56)

*	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to prior period to conform to current period presentation.

Set out below are our consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 as a percentage of total revenue:

	Years ended December 31,
	2012	2013*	2014
	(as a percentage of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue (exclusive of depreciation and amortization)	(61.2)	(54.8)	(49.4)
Selling, general and administrative expenses	(20.7)	(23.0)	(20.9)
Depreciation and amortization	(1.4)	(1.0)	(2.4)
Impairment of intangible assets	—	—	—
Goodwill impairment	—	—	—
Profit from operations	16.7	21.2	27.2
Gain (loss) from disposal of subsidiaries	(0.1)	—	—
Other income	0.2	0.8	0.3
Other expenses	(0.3)	(0.2)	(0.2)
Foreign exchange gain	0.9	0.7	22.8
Foreign exchange loss	(1.2)	(0.6)	(9.7)
Share of loss of an associates	(0.1)	(0.7)	(0.2)
Impairment of investment in associates	—	(0.2)	(0.2)
Interest income	0.3	0.2	0.0
Interest expense	(0.1)	(0.2)	(0.3)
Profit before tax from continuing operations	16.3	21.0	39.8
Income tax expense	(4.5)	(5.2)	(6.1)
Net profit from continuing operations	11.8	15.7	33.8
Gain (Loss) from discontinued operations	(2.7)	—	—
Net profit	9.1	15.7	33.8
Attributable to:
Equity holders of the parent	10.2	16.1	34.1
Non-controlling interests	(1.1)	(0.3)	(0.4)

*	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to prior period to conform to current period presentation.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenue

Set out below are our revenues, by source, for the year December 31, 2013 and 2014, and as a percentage of total revenue:

	Year ended December 31,
	2013	2013	2014	2014
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	11,666	100.0	14,719	100.0
Payment processing fees	9,934	85.2	12,250	83.2
Cash and settlement services	486	4.2	768	5.2
Revenue from advertising	507	4.3	289	2.0
Ancillary revenue	739	6.3	1,413	9.6

Revenue for the year ended December 31, 2014 was RUB 14,719 million, an increase of 26%, or RUB 3,053 million, compared to the same period in 2013. This increase was primarily due to an increase in payment processing fees. Payment processing fees for the year ended December 31, 2014 were RUB 12,250 million, an increase of 23%, or RUB 2,316 million, compared to the same period in 2013. The increase in payment processing fees resulted primarily from an increase in payment volumes by 15%, or RUB 84 billion, from RUB 561 billion in 2013 to RUB 645 billion in 2014, and a shift in business mix towards higher yielding payment categories such as E-commerce.

The number of active Visa Qiwi Wallet consumers increased to 17.2 million as of December 31, 2014 from 15.4 million as of December 31, 2013. The number of our kiosks and terminals increased, with 181,148 active kiosks and terminals as of December 31, 2014 compared to 168,236 as of December 31, 2013.

Revenue from cash and settlement services for the year ended December 31, 2014 was RUB 768 million, an increase of 58%, or RUB 282 million, compared to the same period in 2013. This growth was primarily driven by an increase in tariffs charged to agents, as well as payment volume growth.

Advertising revenue for the year ended December 31, 2014 was RUB 289 million, a decrease of 43%, or RUB 218 million, compared to the same period of 2013. This decrease primarily resulted from the general economic slowdown in Russia in 2014, particularly in the banking sector where most of our advertisers operate.

Ancillary revenue for the year ended December 31, 2014 was RUB 1,413 million, an increase of 91%, or RUB 673 million, compared to the same period in 2013, primarily due to an increase in interest revenue, gain from currency swaps, increase in revenue from rent of space for kiosks that was fueled by K5 acquisition as well as executed contracts with big retail chains, and increase in revenue from sale of kiosks due to the establishment of CMT Engineering in the second half of 2014.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2013 and 2014, and as a percentage of total revenue:

	Year ended December 31,
	2013*	2013*	2014	2014
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(6,396)	(54.8)	(7,273)	(49.4)
Transaction costs	(5,065)	(43.4)	(5,079)	(34.5)
Compensation to employees and related taxes	(898)	(7.7)	(1,391)	(9.5)
Ancillary expenses	(433)	(3.7)	(803)	(5.5)
Selling, general and administrative expenses	(2,678)	(23.0)	(3,082)	(20.9)
Depreciation and amortization	(113)	(1.0)	(353)	(2.4)
Impairment of Intangible Assets and Goodwill	(5)	—	—	—

*	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to prior period to conform to current period presentation.

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2014 was RUB 7,273 million, an increase of 14%, or RUB 877 million, compared to the same period in 2013. Transaction costs increased by 0.3%, or RUB 14 million, in the year ended December 31, 2014, compared to the same period in 2013, from RUB 5,065 million to RUB 5,079 million. Transaction costs remained relatively constant in 2013 and 2014 primarily due to decrease in agent top-up costs starting first half 2014.

Compensation to employees and related taxes for the year ended December 31, 2014 was RUB 1,391 million, an increase of 55%, or RUB 493 million, compared to the same period in 2013, primarily due to an increase in salaries and share-based payment expenses, and to a lesser extent, due to bonus payments.

Ancillary expenses for the year ended December 31, 2014 were RUB 803 million, an increase of 85%, or RUB 370 million, compared to the same period in 2013. The increase in ancillary expenses was mainly due to an increase of cost of kiosks sold from RUB 17 million in 2013 to RUB 216 million in 2014, resulting primarily from the establishment of CMT Engineering whose main activity is the sale of kiosks and terminals and an increase cost of rent of space of kiosks from RUB 85 million in 2013 to RUB 159 million in 2014, resulting mainly from acquisition of K5 Retail (further renamed to QIWI Retail) and increase of call center expenses from RUB 92 million in 2013 to RUB 189 million in 2014, as a result of increase in number of calls received, change to provider with better quality of service and increase in tariffs.

Adjusted net revenue

Adjusted net revenue for the year ended December 31, 2014 was RUB 8,836 million, an increase of 43%, or RUB 2,669 million, compared to the same period in 2013. The increase in adjusted net revenue was primarily due to an increase in payment volume and growth of net revenue yield. Average net revenue yield increased by 27 bps, from 1.10% for the year ended December 31, 2013 to 1.37% for the year ended December 31, 2014. Excluding inactivity fees, average net revenue yield increased by 27 bps, from 1.00% for the year ended December 31, 2013 to 1.27% for the year ended December 31, 2014. The increase in average net revenue yield is primarily due to an increase in transactions as a percentage of payment volume in market segments with higher yields such as e-commerce and a decrease in transactions as a percentage of payment volume in market segments with lower yields, such as telecommunications.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2014 were RUB 3,082 million, an increase of 15%, or RUB 404 million, from the same period in 2013. This increase was primarily due to an increase in advertising and related expenses by 199%, or RUB 341 million, from RUB 172 million in 2013 to RUB 513 million in 2014 due to significant marketing activities undertaken in 2014; an increase in professional fees from RUB 44 million in 2013 to RUB 174 million in 2014, resulting from an increase of professional services primarily related to payment systems implementation, global business and potential investment projects and SOX compliance; an increase of office maintenance expenses from RUB 186 million in 2013 to RUB 237 million in 2014 due to increase of expenses on corporate parties and automation expenses; an increase of travelling and representation expenses from RUB 68 million in 2013 to RUB 102 million in 2014 due increase of business activities and a number HR activities that are held according to 2014 strategy; an increase in other operating expenses from RUB 62 million to RUB 120 million due to increase audit services related to SOX compliance and legal services related to SPO; a decrease in bad debt expenses from RUB 267 million to RUB 151 million in 2014, resulting from improving of receivables collection; a decrease in offering expenses from RUB 155 million in 2013 to RUB 32 million in 2014.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2014 was RUB 353 million, an increase of 212%, or RUB 240 million, compared to the same period in 2013. This increase resulted primarily from the depreciation charge of significant fixed assets that were acquired in the fourth quarter of 2013 and in 2014 due to our relocation to our new office and increase in amortization of significant acquired contract rights that we recognized at the moment of acquisition of QIWI Retail in December, 2013.

Other non-operating gains and losses

Impairment of investment in associates

Impairment of investment in associates for the year ended December 31, 2014 was RUB 25 million compared to RUB 22 million in the year ended December 31, 2013, resulting from impairment on our holdings in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA, whose operating performance significantly deteriorated in 2014. Impairment of investment in associates for the year ended December 31, 2013 resulted from an impairment on our holdings in Dengionline, Ltd., whose operating performance significantly deteriorated in 2013.

Other income

Other income for the year ended December 31, 2014 was RUB 42 million, a decrease of 54%, or RUB 49 million, compared to the same period in 2013. The decrease is due to lower amount of income from depositary recognized in 2014 year, RUB 38 million compared to RUB 71 million in 2013.

Other expenses

Other expenses for the year ended December 31, 2014 were RUB 30 million, an increase of 50%, or RUB 10 million, compared to the same period in 2013. This increase was primarily due to charitable donations that occurred only in 2014.

Share of loss of associates

Share of loss of associates for the year ended December 31, 2014 was RUB 27 million, a decrease of RUB 52 million compared to the same period in 2013. This decrease was due to lower losses recognized in 2014 from QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA and QIWI Jordan Ltd. Co. in comparison to more significant loss in Dengionline Ltd., mainly as a result of significant bad debts, recognized in 2013.

Interest income

Interest income for the year ended December 31, 2014 was RUB 2 million, a decrease of 91%, or RUB 20 million, compared to the same period in 2013. This decrease was due to a decrease in interest income earned from QIWI Retail in 2013, as since December 2013, QIWI Retail became a part our Group.

Interest expense

Interest expense for the year ended December 31, 2014 was RUB 42 million, an increase of 45%, or RUB 13 million, compared to the same period in 2013. This increase was due to an increase in interest payments on loan and bank guarantees.

Income tax

Income tax for the year ended December 31, 2014 was RUB 895 million, an increase of 47%, or RUB 285 million, compared to the same period in 2013, primarily due to the increase in pre-tax income. Our effective tax rate decreased by approximately 10 percentage points as a result of non-taxable foreign exchange gain resulting from US dollar funds received form our June 2014 public offering (see Item 27 “Financial Statements.”).

Non-controlling interests

Net loss attributable to non-controlling interests for the year ended December 31, 2014 was RUB 56 million, an increase of 49%, or RUB 18 million, compared to the same period in 2013, primarily as a result of increase in losses of QIWI USA, resulting in an increase in net loss attributed to non-controlling interests in 2014.

Year ended December 31, 2013 compared to year ended December 31, 2012

Revenue

Set out below are our revenues, by source, for the years ended December 31, 2012 and 2013, and as a percentage of total revenue:

	Year ended December 31,
	2012	2012	2013	2013
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	8,911	100.0	11,666	100.0
Payment processing fees	7,624	85.6	9,934	85.2
Revenue from advertising	454	5.1	507	4.3
Ancillary revenue	833	9.3	1,225	10.5

Revenue for the year ended December 31, 2013 was RUB 11,666 million, an increase of 31%, or RUB 2,755 million, compared to the same period in 2012. This increase was primarily due to an increase in payment processing fees. Payment processing fees for the year ended December 31, 2013 were RUB 9,934 million, an increase of 30%, or RUB 2,310 million, compared to the same period in 2012. The increase in payment processing fees resulted primarily from an increase in payment volumes by 18%, or RUB 85 billion, from RUB 475 billion in 2012 to RUB 561 billion in 2013, and from the reintroduction of fees charged for inactive wallets.

The number of active Visa Qiwi Wallet consumers increased to 15.4 million as of December 31, 2013 from 11.4 million as of December 31, 2012. The number of our kiosks and terminals remained largely unchanged, with 168,236 active kiosks and terminals as of December 31, 2013 compared to 169,102 as of December 31, 2012.

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

Operating expenses

Set out below are the primary components of our operating expenses for the years ended December 31, 2012 and 2013, and as a percentage of total revenue:

	Year ended December 31,
	2012	2012	2013*	2013*
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(5,454)	(61.2)	(6,396)	(54.8)
Transaction costs	(4,420)	(49.6)	(5,065)	(43.4)
Compensation to employees and related taxes	(712)	(8.0)	(898)	(7.7)
Ancillary expenses	(322)	(3.6)	(433)	(3.7)
Selling, general and administrative expenses	(1,839)	(20.6)	(2,678)	(23.0)
Depreciation and amortization	(129)	(1.4)	(113)	(1.0)
Impairment of Intangible Assets	(4)	—	(5)	—

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2013 was RUB 6,396 million, an increase of 17%, or RUB 942 million, compared to the same period in 2012. Transaction costs increased by 15%, or RUB 645 million, in the year ended December 31, 2013, compared to the same period in 2012, from RUB 4,420 million to RUB 5,065 million. We attribute this increase in transaction costs primarily to an increase in payment volume.

Compensation to employees and related taxes for the year ended December 31, 2013 were RUB 898 million, an increase of 26%, or RUB 186 million, compared to the same period in 2012, primarily due to an increase in salaries and severance payments, and to a lesser extent, bonus and share-based payment expenses.

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

Adjusted net revenue

Adjusted net revenue for the year ended December 31, 2013 was RUB 6,168 million, an increase of 48%, or RUB 1,999 million, compared to the same period in 2012. The increase in adjusted net revenue was primarily due to an increase in payment volume and growth of net revenue yield. Average net revenue yield increased by 22 bps, from 0.88% for the year ended December 31, 2012 to 1.10% for the year ended December 31, 2013. Excluding inactivity fees, average net revenue yield increased by 14 bps, from 0.86% for the year ended December 31, 2012 to 1.00% for the year ended December 31, 2013.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2013 were RUB 2,678 million, an increase of 46%, or RUB 840 million, from the same period in 2012. This increase was primarily due to an increase in compensation to employees and related taxes by 30%, or RUB 313 million, from RUB 1,030 million in 2012 to RUB 1,343 million in 2013, resulting from share-based payment expenses of RUB 188 million in 2013, compared to RUB 58 million in 2012; an increase in bad debt expense from RUB 202 million in 2012 to RUB 267 million in 2013, resulting from additional allowances for certain of our agents; rise in advertising and related expenses from RUB 40 million in 2012 to RUB 172 million in 2013 due to significant marketing activities undertaken at the end of 2013; an increase in rent of premises and related utility expenses from RUB 136 million in 2012 to RUB 215 million in 2013, resulting from our move to a new office building; an increase of office maintenance expenses from RUB 118 million in 2012 to RUB 186 million in 2013 due to write-off of inventory and fixed assets connected from transfer to a new office and an increase in expensed VAT from RUB 54 million in 2012 to RUB 117 million resulting primarily from increased expenses recorded at QIWI Bank, in relation to which VAT cannot be offset.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2013 was RUB 113 million, a decrease of 12%, or RUB 16 million, compared to the same period in 2012. This decrease resulted primarily from the full depreciation of certain fixed assets.

Other non-operating gains and losses

Impairment of investment in associates

Impairment of investment in associates for the year ended December 31, 2013 was RUB 22 million compared to nil in the year ended December 31, 2012, resulting from impairment on our holdings in Dengionline, Ltd., whose operating performance significantly deteriorated in 2013. We disposed of our interest in Dengionline, Ltd. for a nominal consideration in 2013.

Other income

Other income for the year ended December 31, 2013 was RUB 91 million, an increase of 441%, or RUB 74 million, compared to the same period in 2012. The increase is due to income from depositary recognized in 2013 in the amount of RUB 71 million.

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

Our principal needs for liquidity have been, and will likely continue to be, deposits with merchants and other working capital items, capital expenditures and acquisitions. We believe that our working capital is sufficient to meet our current obligations.

Our balance of cash and cash equivalents as of December 31, 2014 was RUB 17,080 million compared to RUB 11,637 million as of December 31, 2013 and RUB 9,943 million as of December 31, 2012. Cash and cash equivalents comprise cash at banks and cash on hand and short-term deposits with an original maturity of three months or less.

An important part of our credit risk management and payment settlement strategy relies on deposits we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support in the form of overdrafts and loans for processing payments.

Similarly, certain of our merchants (primarily the Big Three MNOs) request that we make deposits with them in relation to payments processed through our kiosks. See also risk factor Item 3.D “Risk Factors – Economic instability in Russia could have an adverse effect on our business.” Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of December 31, 2014, deposits received from agents and individual customers were RUB 15,231 million, compared to RUB 12,352 million as of December 31, 2013 and RUB 9,856 million as of December 31, 2012. As of December 31, 2014, deposits issued to our merchants were RUB 4,331 million, compared to RUB 1,939 million as of December 31, 2013 and RUB 1,991 million as of December 31, 2012.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing system and the acquisition and development of software that we use in operations. Capital expenditures were RUB 407 million for the year ended December 31, 2014, that include: (i) approximately RUB 135 million of which relates to the acquisition of the processing servers and engineering equipment; (ii) approximately RUB 42 million of which related to acquisition of computer, office and other equipment, and (iii) approximately RUB 226 million of which relates to the acquisition of computer software or the advances given for it. As of December 31, 2014, we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the years ended December 31, 2012, 2013 and 2014:

	December 31,
	2012	2013	2014
	(in RUB millions)
Net cash flow from operating activities	3,499	4,725	4,755
Net cash flow used in investing activities	(1,498)	(1,200)	(1,602)
Net cash flow from/ (used in) financing activities	(871)	(1,846)	179
Effect of exchange rates on cash and cash equivalents	3	15	2,111
Net increase in cash and cash equivalents	1,133	1,694	5,443
Cash and cash equivalents at the beginning of the period	8,810	9,943	11,637
Cash and cash equivalents at the end of the period	9,943	11,637	17,080

Cash flows from operating activities

Net cash provided by operating activities for the year ended December 31, 2014 was RUB 4,755 million, compared to RUB 4,725 million for the same period in 2013. The increase in net cash flow from operating activities is a result of an increase in profit before tax, the cash effect of which was partially offset by an increase in foreign exchange gains, net, and changes in working capital, primarily an increase in accounts payable and accruals partially offset by an increase in trade and other receivables.

Net cash provided by operating activities for the year ended December 31, 2013 was RUB 4,725 million, compared to RUB 3,499 million for the same period in 2012. The primary driver for the increase in cash from operating activities was an increase in profit before tax.

Cash flows from investing activities

Net cash used in investing activities for the year ended December 31, 2014 was RUB 1,602 million, compared to RUB 1,200 million for the same period in 2013. The increase in net cash flow used in investing activities was primarily due to: (i) net cash outflow for purchase of debt instruments of RUB 211 million in 2014 compared to 2013 due to less settlement of debt instruments in 2014; and (ii) change in cash used for capital expenditures by RUB 138 million due to significant purchase of property and equipment in 2014.

Net cash used in investing activities for the year ended December 31, 2013 was RUB 1,200 million, compared to RUB 1,498 million for the same period in 2012. The increase in net cash flow used in investing activities was primarily due to: (i) change in net proceeds from settlement of debt instruments of RUB 609 million in 2013 compared to 2012; (ii) investments in associates of RUB 93 million in 2012 (no such investments in 2013) that were netted by (iii) increase in capital expenditures by RUB 297 million; and (iv) payment for assignment of Payable by Blestgroup Limited of RUB 91 million, which was made as part of our acquisition of the remaining interest in it.

Cash flows used in financing activities

Net cash generated from financing activities for the year ended December 31, 2014 was RUB 179 million, compared to net cash used in financing activities RUB 1,846 million for the same period in 2013. The increase in net cash generated from financing activities was primarily due to cash inflow due to issue of share capital in the amount of RUB 3,044 million; which was offset by the payment of a higher amount of dividends to our shareholders by RUB 1,060 million.

Net cash used in financing activities for the year ended December 31, 2013 was RUB 1,846 million, compared to RUB 871 million for the same period in 2012. The increase in net cash used in financing activities was primarily due to the payment of a higher amount of dividends to our shareholders.

Borrowings

As of December 31, 2014, our outstanding borrowings consisted of loans to our subsidiaries from non-controlling shareholders of RUB 42 million, and overdrafts of RUB 1 million. Interest rate on all loans lay within 10%. Borrowings in the amount of RUB 21 million were received in EUR, RUB 21 million were received in U.S. dollar. All the borrowings (except for overdrafts) were long-term, repayable in August, 2016. They did not bear any special restrictions on their use.

CJSC QIWI is also party to two short-term overdraft facilities agreements of up to RUB 85 million and up to RUB 315 million with a 365-day term and an interest rate of 10.3% and long-term overdraft facility agreement of up to RUB 460 million available from one to three months with an interest payable of one month rate of the MOSPRIME plus 2.65% per annum or internal rate of bank plus 2.15% per annum in the choice of the borrower for each tranche of the agreement. As of December 31, 2014, no amounts were outstanding under these facilities.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

We do not have any off-balance sheet financing arrangements.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2014:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Debt obligations (including interest thereon)	48	4	44	—	—
Operating lease obligations	1,095	233	397	386	79
Total contractual obligations	1,143	237	441	386	79

G.	Safe harbor

See “Special Note Regarding - Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Boris Kim	51	Director, Chairman of the Board
Sergey Solonin	41	Director, Chief Executive Officer
Andrei Muravyev	40	Director
Andrey Romanenko	35	Director
Alexey Savatygin	44	Independent Director
Andrey Shemetov	40	Independent Director
Rohinton Minoo Kalifa	53	Independent Director
Osama Bedier	39	Independent Director
Dmitry Pleskonos	49	Independent Director
Marcus Rhodes	53	Independent Director
Alexey Rasskazov	48	Director
Anna Stoklitskaya	37	Head of Sales and Marketing
Alexander Karavaev	38	Chief Financial Officer

Biographies

Andrey Romanenko. Mr. Andrey Romanenko has served as our director since December 2010 and as chairman of our board of directors since October 2012 until June 2014. Mr. Romanenko is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of our predecessor, OSMP, and from July 2007 until October 2012 served as our chief executive officer. Since March 2011, Mr. Romanenko has been a partner of two venture funds, AddVenture III and iTech Capital. Mr. Romanenko has served as a member of the board of directors of Qiwi Bank since June 2009. Mr. Romanenko graduated from International Independent University of Environmental and Political Sciences in 2000 with a degree in financial management.

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. He was nominated to our board of directors by Saldivar. Mr. Solonin is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of OSMP and from April 2009 until October 2012 served as an advisor to the president on financial matters at OSMP. Mr. Solonin is currently the chief executive officer of Qiwi Group, a position he has held since October 2012. He also serves on the board of directors of Qiwi Bank and from March 1999 until September 2009 was the chairman of its board of directors. Mr. Solonin is also an executive of ITbillion LLC as well as one of the two directors of iTech Advisors Ltd. Mr. Solonin graduated from the Russian Financial Institution in 1996 with a degree in economics.

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

Osama Bedier. Mr. Osama Bedier has served as our director since June 2, 2014. Most recently, he founded and led Wallet & Payments at Google for two and a half years starting January 2011. Prior to Google, Mr. Bedier spent 8 years running product development at PayPal starting from April 2003. He has also held engineering leadership roles since the dawn of the web at organizations such as eBay, Gateway Computers and AT&T wireless.

Rohinton Minoo Kalifa. Mr. Ron Kalifa has served as our director since June 2, 2014. He was appointed Deputy Chairman of Worldpay in April 2013. From 2003-2013, Mr. Kalifa was CEO of Worldpay. Before becoming CEO, Mr. Kalifa held various roles within RBS where he built the Worldpay business. Mr. Kalifa has been an non-executive director of Visa Europe since September 2011. Mr. Kalifa is also a member of the UK Cards Association. He has been recognized as Industry Personality of the Year for his work in the Payments sector. Mr. Kalifa studied Executive Education from Harvard Business School.

Alexey Savatyugin. Mr. Alexey Savatyugin has served as our director since June 2, 2014. He is a professor at the Russian Higher School of Economics. Prior to Mr. Savatyguin’s current position, from 1992-2010, he was a professor at the Economic Faculty of Saint Petersburg State University. Since 2014, Mr Savatyugin has been President of the National Association of Professional Collector Agencies and President of National Partnership of Microfinance market participants. From 2010-2013, Mr. Savatyugin was a Deputy Minister of Finance of the Russian Federation. Before his role as Deputy Minister of finance, Mr. Savatyugin was a Director of Financial Policy of the Russian Ministry of Finance from 2004-2010. Mr. Savatyugin graduated from Saint Petersburg State University where he specialized in economics.

Boris Kim. Mr. Boris Kim has served as our director since May 2013 and as chairman of our board of directors since June 2014. Mr. Kim is an entrepreneur with over 18 years of experience in the payment services industry. He is also the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. He is one of the co-founders of e-port and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From October 1999 until October 2004, Mr. Kim was advisor to the chairman of the board of the banking and financial group Zerich. From September 1993 until January 1999 he was a chairman of the management board of Chastny Bank. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 with a degree in psychology and a degree in philosophy.

Andrey Shemetov. Mr. Andrey Shemetov has served as our director since June 2, 2014. He is Deputy CEO of the Moscow Exchange. Mr. Shemetov is also a Member of the Board of Directors of Russia’s National Commodities Exchange, the National Settlement Depository, the National Securities Market Association, and the security industry’s main self-regulatory organization, the National Association of Securities Market Participants. In 2008, Mr. Shemetov became a Member of the Board of the RTS Stock Exchange, later helping facilitate its merger, in May 2011, with MICEX. Following the merger, he became a Member of the Board of the Moscow Exchange MICEX-RTS, a position that he held until he was appointed Deputy CEO of the Moscow Exchange in November 2012. From 2008-2012, Mr. Shemetov was the CEO of Aton Investment Company. Mr. Shemetov graduated from the State University of Management with specialization in Production Management.

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

Marcus Rhodes. Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director for Zoltav Resources (since May 2014), an independent director and a chairman of the audit committee for PhosAgro (since May 2011), Tethys Petroleum (since September 2009), Cherkizovo Group (since February 2009) and Rosinter Group (since July 2008). From July 2008 until June 2011, Mr. Rhodes was an independent director and a chairman of the audit committee for Wimm-Bill-Dann Foods, and from November 2009 until June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics & social history.

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

Anna Stoklitskaya. Ms. Anna Stoklitskaya has served as Head of Sales and Marketing since January 2014, and before this, she served as Managing Director of Visa Qiwi Wallet since July 1, 2013. Ms. Stoklitskaya has over 15 years of strategic and production marketing experience. Before joining our Group, Ms. Stoklitskaya worked at Procter & Gamble for a period of 12 years, having served as associate director for strategic planning and market development in Russia and holding numerous other positions in market strategy and planning, business development and customer service. Ms. Stoklitskaya graduated from Novosibisrsk State University.

Alexander Karavaev. Mr. Alexander Karavaev has served as our chief financial officer since July 2013. Mr. Karavaev has over 15 years of experience in finance and accounting. From August 2012 to July 2013, Mr. Karavaev served as our chief operating officer. Before joining us, from November 2008 until September 2011 Mr. Karavaev was a chief financial officer of Mail.ru. He also previously served as a nominee director for Mail.ru on our board of directors. Previously, Mr. Karavaev was a chief financial officer of Akado Group (a subsidiary of Renova Holding) between March 2008 and October 2008 and a deputy chief financial officer at Renova between May 2007 and October 2008. He was also vice president of development of financial systems at SUAL Holding from December 2003 until May 2007. Mr. Karavaev started his career at the audit department of Arthur Andersen in July 1997 and after moving to Ernst & Young in May 2001 worked at the audit and business consulting departments until December 2003. Mr. Karavaev graduated with honors from Siberian Aerospace Academy in 1998 with a degree in economics, majoring in management and strategic planning. Concurrently, between September 1996 and October 1997, he attended the University Passau in Germany, studying strategic planning.

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

For the year ended December 31, 2014, the aggregate remuneration paid (comprising salary, discretionary bonuses and other short-term benefits) to our directors and executive officers was RUB 164 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report. Our Russian subsidiaries are required by law to make contributions equal to fixed percentages of each employee’s salary for his or her pension insurance, medical insurance and other statutory benefits. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

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

Net Income Transfer Restriction. All options granted under the Plan are subject to an additional transfer restriction applicable to shares acquired by exercising the option. This transfer restriction prohibits the individual from transferring these shares unless we have achieved U.S.$170 million in net income (measured in accordance with the management reporting practices) during the previous 12 month period. We determine at the end of each fiscal quarter whether such net income test has been met and, to the extent that it has not been met, individuals holding shares acquired through the exercise of these options are not permitted to transfer the shares while they remain employed by us or one of our subsidiaries. This transfer restriction will cease to apply in the event that the option holder’s employment or service with us or our subsidiaries terminates.

Other Information. Shares subject to options which are cancelled or forfeited without being exercised will be returned to the Plan and will be available for subsequent option grants under the Plan. Any material amendment to the Plan (such as the addition of more class B shares to the pool of shares available under the Plan) or the adoption of a new equity compensation plan is subject to approval by our shareholders in accordance with the Nasdaq Listing Rules.

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at March 11, 2015:

	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Alexander Karavaev	December 21, 2012	107,730	25,650	13.6452	December 31, 2017
Anna Stoklitskaya	November 15, 2013	88,000	44,000	41.2380	December 31, 2017

C.	Board Practices.

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to twelve directors nominated and elected by the shareholders (subject to certain exemptions), including not less than three directors who shall be independent directors (see also “Description of Share Capital—Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the annual report will expire at the annual general meeting of shareholders to be held in 2015. Our directors shall be elected at each subsequent annual general meeting of shareholders. Our articles of association provide that we may have up to twelve directors, including not less than three independent directors. We refer to all directors that are not independent directors as elected directors. Elected directors shall not be more than nine.

Under the Nasdaq Listing Rules, a director employed by us or that has, or had, certain relationships with us during the three years prior to this annual report, cannot be deemed to be an independent director, and each other director will qualify as independent, only if our board of directors affirmatively determines that he has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Our articles of association provide a possibility of any elected director to be qualified as an independent director if such director meets certain criteria under the NASDAQ Listing Rules. Accordingly, our board of directors has affirmatively determined that Mr. Dmitry Pleskonos, Mr. Marcus Rhodes, Mr. Ron Kalifa, Mr. Osama Bedier, Mr. Andrey Shemetov and Mr. Alexey Savatyugin are each an independent director in accordance with the Nasdaq Listing Rules.

Committees of our Board of Directors

We have established three committees under the board of directors: the audit committee, compensation committee and strategy committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit committee. Our audit committee consists of Messrs, Rhodes, Savatyugin and Pleskonos. Mr. Rhodes is the chairman of the audit committee and our board of directors has determined that Mr. Rhodes qualifies as an “audit committee financial expert,” as defined under Nasdaq Listing Rules and the rules and regulations of the Exchange Act. Messrs. Rhodes, Savatyugin and Pleskonos are each an independent director in accordance with the Nasdaq Listing Rules.

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

Compensation committee. Our compensation committee consists of Messrs. Kim, Romanenko, Pleskonos and Shemetov. Mr. Kim is the chairman of the compensation committee. Messrs. Pleskonos and Shemetov are independent directors in accordance with the Nasdaq Listing Rules. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. We believe that the significant ownership in our ordinary shares by the members of our compensation committee who are not independent directors aligns the interests of such directors with our shareholders generally and ensures sufficient oversight of executive compensation. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

•	approving the compensation package of the chief executive officer;

•	administering our equity incentive plan;

•	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and

•	authorizing the repurchase of shares from terminated employees.

Strategy committee. Our strategy committee consists of Messrs. Rasskazov, Romanenko, Pleskonos, Bedier and Kalifa. Mr. Pleskonos is the chairman of the strategy committee. Our strategy committee has a key role in defining our strategic goals and objectives, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees. The Code of Ethics and Business Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A copy of the Code of Ethics and Business Conduct is available on our website: http://investor.qiwi.com/documents.cfm

Directors’ Duties

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 11, 2015, by:

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

The calculations in the table below are based on 18,426,322 class A shares and 36,131,198 class B shares outstanding as of March 11, 2015, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by U.S. holders.

	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting
Directors and Executive Officers:
Andrey Romanenko(1)	1,352,439	—	7.3	—	6.14
Marcus Rhodes	—	—	—	—	—
Sergey Solonin(2)	12,722,642	—	69	—	57.7
Andrey Shemetov	—	—	—	—	—
Alexey Savatyugin	—	—	—	—	—
Osama Bedier	—	—	—	—	—
Rohinton Minoo Kalifa	—	—	—	—	—
Alexey Rasskazov	—	—	—	—	—
Boris Kim(3)	1,923,346	—	10.4	—	8.7
Dmitry Pleskonos	—	3,500	—	—	—
Anna Stoklitskaya(4)(6)	—	88,000	—	*	*
Alexander Karavaev(5)(6)	—	107,730	—	*	*

All directors and executive officers as a group				*
Principal Shareholders:
Antana International Corporation(1)	1,352,438	—	7.3	—	6.14
Saldivar Investments Limited(2)	12,722,641	—	69.0	—	57.7
E1 Limited(3)	1,923,346	—	10.4	—	8.7
Mitsui & Co., Ltd.(7)	1,715,403	—	9.3	—	7.78
Janus Capital Management LLC(8)	—	2,349,640	—	6.5	*
Waddell & Reed Financial, Inc.(9)	—	3,831,900	—	10.6	*
SMALLCAP World Fund, Inc.(10)	—	2,113,000	—	5.8	*
Platinum Investment Management Limited(11)	—	3,161,281	—	8.7	*

*	Represents less than 1%.
(1)	Andrey Romanenko is the owner of 9% of shares of Antana International Corporation and the remaining stake is held by his father, Nikolay Romanenko. Accordingly, shares voting and dispositive power over our shares held by such entity. The address of such entity is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.
(2)	Sergey Solonin is the owner of 88.035% of shares of Saldivar Investments Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is Themistokli Dervi, 6 P.C. 1066, Nicosia, Cyprus.
(3)	Boris Kim is the owner of 39.03% and Gennady Babkin is the owner of 38.7% of the shares of E1 Limited. Accordingly, these individuals share voting and dispositive power over our shares held by such entity. The address of such entity is Diagoras 4, Kermia Building, 6th floor, office 601-602, Nicosia, Cyprus, 1510.
(4)	Reflects options to purchase 88,000 class B shares that have already vested.
(5)	Reflects options to purchase 107,730 class B shares that have already vested.
(6)	Calculated as percentage of the issued share capital assuming the exercise of all vested options held by the optionees.
(7)	Mitsui & Co., Ltd. is a widely-held public corporation the shares of which are traded on the Tokyo, Nagoya, Sapporo, and Fukuoka stock exchanges. The address of such entity is 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan.
(8)	Based solely on the Schedule 13-G/A filed by Janus Capital Management LLC and Janus Overseas Fund with the Securities and Exchange Commission on February 18, 2015.
(9)	Based solely on the Schedule 13-G jointly filed by Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc., Waddell & Reed, Inc., Waddell & Reed Investment Management Company, and Ivy Investment Management Company with the Securities and Exchange Commission on February 13, 2015.
(10)

Based solely on the Schedule 13-G filed by SMALLCAP World Fund, Inc. with the Securities and Exchange Commission on February 13, 2015. According to its Schedule 13-G filing, SMALLCAP World Fund, Inc. is advised by Capital Research and Management Company (“CRMC”). Capital World Investors reported to on its Schedule 13-G filing with the Securities and Exchange Committion on February 13, 2015, that it is the beneficial owner of 1,883,000 class B shares (or 5.2% of the total issued class B shares) as a result of CRMC acting as investment adviser to various investment companies registered under

Section 8 of the Investment Company Act of 1940. As a result, the company believes that there is overlap between the shares reported to be beneficially owned by SMALLCAP World Fund, Inc. and the shares reported to be beneficially owned by Capital World Investors.
(11)	Based solely on the Schedule 13-G filed by Platinum Investment Management Limited with the Securities and Exchange Commission on February 10, 2015.

B.	Related Party Transactions.

Lease Agreements

From June 1, 2008 and December 20, 2007, through October and November 2013, respectively, CJSC QIWI and Qiwi Bank leased office premises at Petrovskiy Lane 10/2, Moscow, Russia from LLC Lease Arend Com, in which our chief executive officer and shareholder Mr. Sergey Solonin owns a non-controlling stake. Under these agreements, the amount of payments received by LLC Lease Arend Com were RUB 33 million and RUB 28 million for the years ended December 31, 2012 and 2013, respectively. There was no outstanding amount as of December 31, 2014.

Agreements with VTB

On September 27, 2013 and on December 31, 2013, CJSC QIWI entered into short-term overdraft facility agreements for up to RUB 85 million and up to RUB 315 million, respectively, with Bank VTB with a 365-day term and an interest rate of 10.3%. The agreements are secured by a surety from Mr. Sergey Solonin. On December 31, 2013 and 2014 there are no outstanding amounts under these facilities.

Borrowings from ITBILLION LIMITED LTD. and New Media Stars LLC

The balances of loans owed by the group companies to ITBILLION LIMITED LTD. and New Media Stars LLC as of December 31, 2014 are RUB 42 million and RUB 216 million, respectively (2013 – RUB 24 million and RUB 76 million). Interest expenses related to this borrowings for the year ended December 31, 2014 amounted to RUB 2 million and RUB 11 million, respectively (2013 – RUB 2 million and RUB 5 million).

Lease of Kiosk Locations

In 2010, we entered into a five year lease agreement with a major retailer in respect of kiosk locations to be subsequently subleased to our agents. In March 2011, we entered into an agency agreement with LLC K5 Retail to sign agreements with our agents in respect of placement and maintenance of their kiosks at locations leased from the retailer. In December 2011, we assigned our rights and obligations under the lease agreement with the retailer to LLC K5 Retail. Under the assignment agreement, the lease deposit paid by us to the retailer was assigned to LLC K5 Retail in exchange for a consideration of RUB 470 million, which was converted into a loan under a novation agreement between us and LLC K5 Retail entered into on January 31, 2012. The amount of loan due from LLC K5 Retail as of December 31, 2013, was RUB 142 million. The loan bears an annual interest of 8%, and its carrying amount was adjusted to reflect the market interest rate of 14%.

On December 27, 2013, the Group acquired the remaining 62.5% of Blestgroup Enterprize Limited previously – a 37.5% owned associate with its whole-owned subsidiary K5 Retail LLC. Prior to the acquisition date K5 Retail LLC was an associate of the Group. For the year ended December 31, 2014 the loan described above was not treated as a transaction with related party.

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

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 607 million. Some of these affiliates are not considered related parties under IFRS and therefore are not included under balances and transactions with related parties in our consolidated financial statements. We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Agreement with MegaFon

According to public sources, Mr. Alisher Usmanov, a beneficial shareholder of one of our former significant shareholders, Mail.ru, held a 58.1% voting interest in Mail.ru in March 2013. Mr. Usmanov is also the controlling shareholder of MegaFon. For a description of our contract with MegaFon, see “Business Overview – Merchants – Relationship with the Major MNOs.” For the years ended December 31, 2013 and 2014, total revenue attributable to our agreement with MegaFon amounted to 3% and 1.44% of our total revenue, respectively. As of December 31, 2014, total amount due to MegaFon was nill, as of December 31, 2014 MegaFon is not considered as a related party. As of December 31, 2013 was RUB 389 million. Mail.ru Group and Megafon are not related parties to Qiwi since September 9, 2014, when Mail.ru Group decreased its’ voting share significantly and its representative resigned from Qiwi Board of Directors.

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

In light of current geopolitical concerns around Russia and it negative impact on economy and liquidity management believes it is prudent not to distribute dividends for the fourth quarter. We will revisit this decision each quarter moving forward with an intention to return to our historical payout levels the principles of our dividend policy as soon as possible.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	The Offer and Listing

A.	Offer and Listing Details.

See Item 9.C “—Markets.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ADSs, each representing one class B share, have been listed on the Nasdaq since May 3, 2013 and have been admitted to trading on MICEX since May 20, 2013, under the symbol “QIWI.” However, our ADSs were not offered for trading on MICEX until October 10, 2013. Prior to that time, there was no public market for our ADSs or our ordinary shares. The following table sets forth for the periods indicated the high and low sales price per ADS as reported on Nasdaq:

	High	Low
	(in U.S.$)
Year
2013 (from May 3)	59.24	14.59
2014	56.37	18.70
Quarter
2013:
Second Quarter (from May 3)	17.49	14.59
Third Quarter	34.50	21.88
Fourth Quarter	59.24	32.08
2014:
First Quarter	57.10	30.32
Second Quarter	47.58	26.89
Third Quarter	44.49	31.59
Fourth Quarter	31.86	18.70
Most recent six months
2014:
September	39.34	31.59
October	31.67	26.74
November	31.86	27.84
December	26.4	18.7
2015:
January	22.78	19.59
February	25.80	19.03

The following table sets forth for the periods indicated the high and low sales price per ADS as reported on MICEX:

	High	Low
	(in RUB)
Year
2013 (from October 10)	2000	1302
2014	1948	1004
Quarter
2013:
Fourth Quarter (from October 10)	2000	1302
2014:
First Quarter	1947	1149
Second Quarter	1600	1004
Third Quarter	1531	1237
Fourth Quarter	1475	1105
Most recent six months
2014:
September	1457	1237
October	1350	1105
November	1475	1315
December	1415	1110
2015:
January	1440	1220
February	1600	1295

The closing price for our ADSs on the Nasdaq on March 11, 2015 was US$22.24 per ADS and on MICEX was RUB 1400 per ADS.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Board of Directors

Appointment of Directors

Our articles of association provide that we shall have up to twelve directors, including not less than three independent directors. We refer to all directors that are not independent directors as elected directors. As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent.

It is understood that, if at a proposed general meeting there shall be elections of both elected directors and independent directors, (i) there shall be two separate set of voting procedures, one with respect to the elected directors and one with respect to the independent directors; (ii) at each such procedure the shareholders shall have the number of votes provided by the articles of association for the election of elected directors and independent directors respectively and (iii) voting procedure in respect of the minimum number of independent directors, being three (3) directors, shall take place first.

Any shareholder or group of shareholders is entitled to nominate one or more individuals for election (or re-election) to our board of directors not less than 30 days prior to any general meeting at which all the elected directors are scheduled to be appointed. The board shall screen all submitted nominations for compliance with the provisions of our articles of assocation following which it shall compile and circulate a final slate of nominees to be voted on at the general meeting to all the shareholders entitled to attend and vote at the relevant general meeting at least fifteen (15) days prior to the scheduled date thereof.

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

At any moment of time after the appointment of the elected directors any director may request the board to screen the elected directors for compliance with independence criteria within the meaning of the Nasdaq Listing Rules. In case the board determines that any elected director meets the criteria such elected director shall be re-classified as the independent director.

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

Chief Executive Officer

Our board of directors may by an absolute majority of votes of all the directors appoint a director to be our chief executive officer to be in charge and responsible for all day-to-day affairs of our group. Our chief executive officer is to be appointed for such period and on such terms as our board of directors thinks fit, and, subject to the terms of any agreement entered into in any particular case, his appointment may be terminated by our board of directors at any time. The term of appointment for our chief executive officer a period from the date of his appointment until the first meeting of the board on the second year after the date of his appointment.

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

Dividends. Our board may declare dividends, including final dividends, but no dividend will be paid except out of our profits. Our board of directors may set aside out of our profits such sums as it thinks proper as a reserve. The board of directors may also, without establishing a reserve, carry forward to the next year any profits it may think prudent not to distribute as a dividend. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution we pay. We have historically paid dividends in the past and currently expect that we will continue to do so from time to time in the future. Please see “Dividend Policy.”

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

Tax residency

A company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. We anticipate being a company resident in Cyprus for tax purposes. Where, as with our company, the majority of the board of directors is comprised of tax residents of Russia, tax residency in Cyprus may be challenged by the relevant tax authorities. See also risk factor Item 3.D “Risk Factors – Risks Related to Taxation—We may be deemed to be a tax resident outside of Cyprus.”

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

Cyprus Resident Company

A company which is considered to be a resident for tax purposes in Cyprus is subject to corporate income tax in Cyprus, on its worldwide income, taking into account certain exemptions. The rate of Corporate Income Tax in Cyprus is 12.5%.

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

Individual tax residents of Cyprus are subject to Special Contribution to the Defense Fund on dividends at the rate of 17.0%. The tax is withheld by the company prior to payment by the company to the shareholder.

Taxation of Capital Gains

Cyprus capital gains tax is imposed at the rate of 20.0% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own immovable property in Cyprus, and such shares are not listed in any recognized stock market. It is unclear whether this exception also applies to disposal of the ADSs.

Inheritance Tax

There is no Cyprus inheritance tax.

Deemed Distributions

A Cypriot company which does not distribute at least 70% of its after tax profits within two years of the end of the year in which the profits arose would be deemed to have distributed this amount as a dividend two years after that year end. The Cypriot Defense Tax, at a rate of 17% would be payable by the company on deemed dividends to the extent that its shareholders (both individuals and companies) are Cyprus tax residents. Deemed distribution does not apply in respect of profits that are directly or indirectly attributable to shareholders that are non-resident in Cyprus. The Cypriot Defense Tax may also be payable on deemed dividends in case of liquidation or capital reduction of the company. The company will debit such Cypriot Defense Tax paid against the profits attributable to such shareholders. The amount of deemed dividend distribution (subject to the Cypriot Defense Tax) is reduced by any actual dividend paid out of the profits of the relevant year at any time up to the date of the deemed distribution. The profits to be taken into account in determining the deemed dividend do not include fair value adjustments to movable or immovable property (if any). For the purpose of arriving at the profit subject to deemed distribution, any capital expenditure incurred for the acquisition of plant and machinery (excluding private saloon cars), and buildings during the years 2012 to 2014 is deducted from the after tax profits.

Imposition of such a tax on the company could have a material adverse effect on the group’s business, results of operations, financial condition or prospects and the trading price of the ADRs.

Tax Position of Holders of ADSs with Respect to Distributions

There is no express provision in the SDC law on the treatment of holders of ADSs with respect to Cypriot Defense Tax on dividends nor is there any specific guidance issued by the Cypriot tax authorities on the point. We are of the view that holders of ADSs will be subject to the same treatment as holders of shares with respect to the liability of Cypriot Defense Tax on dividends and, therefore, the provision of sections “— Taxation of Dividends and Distributions” and “— Deemed Distributions” above would apply equally to the holders of ADSs.

Taxation of income and gains of the company

Gains from the disposal of securities

Any gain from disposal by the company of securities (the definition of securities includes shares and bonds of companies and options thereon) shall be exempt from Corporate Income Tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Defense Tax. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed off does not own any immovable property situated in Cyprus or such shares are listed in any recognised stock exchange.

Dividends to be received by the company

Dividend income (whether received from Cyprus resident or non-resident companies) is exempt from Corporate Income Tax in Cyprus. Dividend income from Cyprus resident companies is exempt from the Cypriot Defense Tax whereas dividend income received from non-Cypriot resident companies is exempt from the Cypriot Defense Tax provided that either (i) not more than 50.0% of the paying company’s activities result, directly or indirectly, in investment income, or (ii) the foreign tax suffered is not significantly lower than the tax rate payable in Cyprus (currently interpreted to mean an effective tax burden of at least 6.25%). If the exemption for the Cypriot Defense Tax does not apply, dividends receivable from non-Cypriot resident companies are taxed at a rate of 17.0%. Foreign tax paid or withheld on dividend income received by the resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

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

Tax deductibility of expenses, including interest expense

The general principle of the Cyprus income tax law is that for an expense to be allowed as a deduction it must have been incurred wholly and exclusively for the production of taxable income.

The Tax Circular 2008/14 issued by the Cypriot tax authorities provides guidance as to the tax deductibility of expenses incurred in relation to the production of income which is exempt from (Corporate) Income Tax such as dividend income and profits/ gains on sale of securities. According to that tax circular:

(a) Any expenditure that can be directly or indirectly be attributed to income that is exempt from tax is not deductible for CIT purposes and cannot be set-off against other (taxable) sources of income.

(b) Any expenditure that is attributable to both taxable and exempt income (i.e. general overheads) should be apportioned based on a gross revenue ratio or based on an asset ratio. The taxpayer should select the method which is more appropriate and should use this method on a consistent basis.

Interest incurred in connection with acquisition (directly or indirectly) of shares in a 100% owned subsidiary company as of 1 January 2012 (irrespective of the tax residency status of the subsidiary) shall be deductible for Cypriot tax purposes. This would apply provided that the assets of the subsidiary do not include assets not used in the business. However in case the subsidiary possesses such assets, the restriction on interest at the level of the holding company is limited only to the amount relevant to these assets.

Arm’s length principle

There are no specific transfer pricing rules, or any transfer pricing documentation requirements, in the Cyprus tax laws.

However, the arm’s length principle in the Cyprus income tax law requires that all transactions between related parties should be carried out on the at an arm’s length basis, being at fair values and on normal commercial terms.

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

There are documents which are subject to stamp duty in Cyprus at a fixed fee (ranging from €0.05 to €35) and documents which are subject to stamp duty based on the value of the document. The above obligation arises irrespective of whether the instrument is executed in Cyprus or abroad.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2014. We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Furthermore, it is possible that the IRS may challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

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

For the purposes of this summary, a “non-resident holder” means a holder of ADSs who is:

•	an individual actually present in the Russian Federation for an aggregate period of less than 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) in any period comprising 12 consecutive months. Presence in Russia for tax residency purposes is not considered interrupted for an individual’s short term absences (of less than 6 months) from the Russian Federation for medical treatment or education. The interpretation of this definition by the Ministry of Finance of the Russian Federation suggests that for withholding tax purposes an individual’s tax residence status should be determined on the date of income payment (based on the number of Russian days in the 12-month period preceding the date of payment). The individual’s final tax liability in the Russian Federation for the reporting calendar year should be determined based on the number of days spent in the Russian Federation in such calendar year; or

•	a legal entity or organisation, which is not organised under Russian law and not effectively managed from the Russian Federation, which purchases, holds and/or disposes of the ADSs otherwise than through a permanent establishment in the Russian Federation (as defined by Russian tax law).

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

As noted above with respect to the disposal of the ADSs, under Russian tax legislation, taxation of the income of non-resident holders who are individuals will depend on whether this income would be assessed as received from Russian or non-

Russian sources. Although Russian tax legislation does not contain any provisions on how the related material benefit should be sourced, the tax authorities may infer that such income should be considered as Russian source income if the ADSs are purchased “in Russia”. In the absence of any additional guidance as to what should be considered as a purchase of securities “in Russia”, the Russian tax authorities may apply various criteria in order to determine the source of the related material benefit, including looking at the place of conclusion of the acquisition transaction or other similar criteria.

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

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. Our income and operating cash flows are substantially independent of changes in market interest rates, because we have no significant interest-bearing assets or liabilities except for borrowings and debt instruments with a fixed interest rate. We used fixed rate instruments in 2012, 2013 and 2014. For a 1.0 percentage point decrease in interest rates, there would be insignificant decrease in profit before tax from continuing operations.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in our statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

Our net assets in foreign currencies were not significant in 2012 and 2013. Taking into account the structure of our net assets and the exchange rates fluctuations in 2012 and 2014, we evaluated foreign exchange risk as not significant.

During the June 2014 public offering, the Company increased its issued share capital by 2,292,330 class B shares and U.S. $ 88,942,404. Due to appreciation of U.S. dollar rate against ruble from date of SPO to December 31, 2014 by approximate 64% the Group received foreign exchange gain in the amount of RUB 1,947 million for the year ended December 31, 2014. The Group intends to use these assets for settlement of its U.S. dollar denominated obligations that will arise from its M&A activity.

The following tables demonstrate the sensitivity to a reasonably possible change in US Dollar and Kazakhstan Tenge exchange rates, with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.

change in US Dollar	Effect on profit before tax	Effect on pre-tax equity
+29%	303,397	3,609
- 29%	(303,397)	(3,609)

change in Kazakhstan Tenge	Effect on profit before tax	Effect on pre-tax equity
+34%	67,050	71,247
- 34%	(67,050)	(71,247)

Liquidity risk and capital management

We use cash from shareholders’ contributions, have sufficient cash and do not have any significant outstanding debt other than interbank debt with short maturities (classified as due from banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. We expect that agent’s deposits will continue to be offset against future payments and not be called by the agents. Amounts due to customers and amounts due to banks and trade and other payables are due on demand.

The macroeconomic slowdown in Russia, caused among other things by dropping oil prices and sanctions regime, which effectively limited the access to liquidity of the key Russian banks led to liquidity shortage in the market the Group operates. In addition, the Central Bank of Russia while trying to prevent further devaluation of the ruble increased the short-term ruble borrowing rate to 17%. This exacerbated the liquidity shortage on the market. As a consequence, banks and entities in Russia substantially decreased credit limits in their everyday operations. Management noted that the Group’s merchants and partners started since the end of 2014 to request from the Group larger collaterals to hedge their risks. The Group was able to manage these new requirements to date, though the liquidity shortage in the market may further exacerbate and consequently it may have further negative effects on Group operations which cannot be now reliably estimated.

According to the requirements of the CBR, Qiwi Bank’s capital calculated based on Russian accounting standards should be not less than 10% of assets adjusted by risk. As of December 31, 2014, Qiwi Bank’s capital as a percentage of assets adjusted by risk was 14% as compared to 11% as of December 31, 2013, thereby exceeding the required level in each respective period. Qiwi Bank monitors the fulfillment of requirements on a daily basis and sends the report to CBR on a monthly basis. During the year 2014 Qiwi Bank breached the capital adequacy ratio requirements of CBR once with no significant consequence for the group. During the year 2013 Qiwi Bank met the capital adequacy requirements of CBR.

As of December 31, 2014, the capital adequacy coefficient adjusted by risk calculated in accordance with the 1988 Basel Capital Accord consisted of 39%, as compared with 31% as of December 31, 2013 and 26% as of December 31, 2012, which exceeded the minimum level established by the agreement of 8%.

We manage our capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes share capital, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may return capital to shareholders or issue new shares. Currently, we require capital to finance our growth, but we generate sufficient cash from our operations. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2014.

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Long-term and short-term borrowings	43	—	1	42
Trade and other payables	20,181	20,180	—	1
Amounts due to customers and amounts due to banks	1,001	1,001	—	—

Total as of December 31, 2014	21,225	21,181	1	43

Credit risk

Financial assets, which potentially subject us and our subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. We sell services on a prepayment basis or ensure that our receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. Our receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and unsecured. We hold cash primarily with reputable Russian and international banks, including Central Bank of Russia, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those of the banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables. The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

	Trade and other receivables			Revenue
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2012	As of December 31, 2013	As of December 31, 2014	2012	2013	2014
Top 5	60%	33%	36%	24%	16%	8%
Others	40%	67%	64%	76%	84%	92%

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

U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

U.S.$0.05 (or less) per ADS

A fee equivalent to the fee that would be payable if securities distributed to you had been class B shares and the class B shares had been deposited for issuance of ADSs

U.S.$0.05 (or less) per ADSs per calendar year

Registration or transfer fees

Expenses of the depositary

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

•    Any cash distribution to ADS holders

•    Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

•    Depositary services

•    Transfer and registration of class B shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw class B shares

•    Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

•    converting foreign currency to U.S. dollars

•    As necessary

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2014. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2014, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company’s chief executive officer and chief financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2014. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2014, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by Ernst&Young LLC, our independent registered public accounting firm. Their report may be found below:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qiwi plc and subsidiaries

We have audited Qiwi plc and subsidiaries’ internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Qiwi plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and IFRS as published by the IASB. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Qiwi plc and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Qiwi plc as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2014 and our report dated March 11, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

March 11, 2015

Changes in Internal Control over Financial Reporting

In 2014, we continued the implementation of our plan to strengthen our internal controls over financial reporting, including by taking the following actions:

•	Developing and implementing approval and accounting for non-routine transactions and complex estimates as well as additional management review controls;

•	Hiring an external consultant to advise on changes to our internal control over financial reporting and to participate in management’s review of our financial statements and related supplemental financial information; and

•	Recruiting additional qualified personnel with relevant experience in IFRS accounting and reporting.

We believe these steps have enhanced the quality of our internal controls and procedures during the year ended December 31, 2014.

ITEM 16.	[RESERVED]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Marcus Rhodes is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Rhodes satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

ITEM 16B.	Code of Ethics

We have adopted a Code of Ethics and Business Conduct that applies to all our employees, officers and directors, including our chief executive officer and our chief financial officer and our principal accounting officer. Our Code of Ethics and Business Conduct is available on our website at http://investor.qiwi.com/documents.cfm.

ITEM 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2013	2014
	(in RUB millions)
Audit Fees	28	57
Audit Related Fees	26	11
Tax Fees	2	3
All Other Fees	3	2
Total	59	73

Audit Fees

Audit fees in 2013 and 2014 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2013 and 2014 were related to professional services rendered in connection with our Initial Public Offering and Secondary Public Offering.

Tax Fees

Tax fees in 2013 and 2014 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2013 and 2014 relate to services in connection with corporate compliance matters.

Pre-Approval Policies and Procedures

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

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

Cyprus	Delaware
Shareholder Meetings
May be held at such time or place as specified in the relevant notice given in accordance with the Companies Law and articles of association by the board of directors if a general meeting is called by the board or by shareholders if called by such shareholders in accordance with the Companies Law.	Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws.

May be held in or outside Cyprus.	May be held inside or outside Delaware.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s Voting Rights
Any person authorized to vote at a general meeting may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

The articles of association shall specify the number of the shareholders to constitute a quorum. Further to the Companies Law, three members personally present shall be a quorum unless the articles of association of the company do not make other provision to this effect. Further to our articles of association the quorum shall be 50.01% of the voting rights attached to our issued shares present and voting in person or by proxy at a duly convened general meeting.	The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

When the share capital is divided into different classes of shares separate voting takes place for each class of shares the rights of which are effected by the change. In accordance with the Companies Law, the decision is passed by a majority of two thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority of at least half of the issued share capital is represented. Under our articles of association, the decision is passed by a resolution of seventy five per cent vote of the holders of the shares of the relevant class, with the sanction of a special resolution of a general meeting of our shareholders.	Generally, a certificate of incorporation may be amended by the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. Shareholders generally have the right to amend the corporation’s bylaws, but the certificate of incorporation may instead confer this right on the directors of the corporation. Except as provided in the certificate of incorporation, changes in the rights of shareholders as set forth in the certificate of incorporation require approval of a majority of its shareholders.

The articles of association may provide for cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.

Cyprus	Delaware
Shareholder Meetings

Directors

Under the Companies Law the board must consist of at least two members.	Board must consist of at least one member.

Under the articles of association, the board shall consist of up to twelve directors. A change in the number of directors shall be determined by the general meeting of the shareholders.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Under the Companies Law, directors can be appointed by either the general meeting of shareholders or board of directors. Our articles of association provide for a specific procedure of electing directors.	Unless otherwise specified in the certificate of incorporation or bylaws, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors.

Under the Companies Law, directors can be removed by an ordinary resolution of the general meeting of shareholders. In addition, our articles of association provide that if the board of directors exercises its right to appoint a director to fill a vacancy on the board, members representing 10.01% of the voting rights attached to our issued shares may, subject to following a specific procedure, terminate the appointment of the board.	Barring certain exceptions, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority, or in some cases the supermajority, of the shares entitled to vote at an election of directors.

As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent. Under the Companies Law, directors do not have to be independent. Further to the articles of association, the Board shall contain not less than 3 independent directors.	Directors do not have to be independent.

Fiduciary Duties

Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the company.	Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director act in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Under the Companies Law, the directors have to declare the nature of their interest (either direct or indirect) in transactions at a meeting of the directors of the company. Under our articles of association, directors may not vote on a matter in which they have an interest even if the director has disclosed any interests in the transaction.	Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction

Cyprus	Delaware
Shareholder Meetings

Actions by Written Consent

A unanimous written resolution of all directors will be as valid as if it had been passed at a duly convened meeting of the board of directors.	A written consent of the directors must be unanimous to take effect

A unanimous written resolution of all shareholders will be as valid as if it had been passed at a duly convened general meeting.	Unless otherwise provided in the certificate of incorporation, any action to be taken at any shareholder meeting may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted.

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

Exemptions From Nasdaq Corporate Governance Requirements

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Listing Rules are summarized as follows:

•	We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that requires that the board of directors consist of a majority of independent directors. Currently, six members of our board of directors that comprises eleven members are independent with the meaning of the Nasdaq Listing Rules.

•	We follow home country practice that permits our board of directors not to implement a nominations committee or for directors to be nominated by a majority of our independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the implementation of a nominations committee or the nomination of directors by a majority of the independent directors. Subject to the rights of shareholders under Cyprus law to nominate directors to our board, the methodology by which directors are nominated to our board is as set forth in “Board of Directors Appointment of Directors.”

•	We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present. We do not hold regular executive sessions.

•	We follow home country practice that permits our compensation committee to not consist entirely of independent directors, in lieu of complying with Rule 5605(d) (1) of the Nasdaq Rules that requires that the board of directors have a compensation committee consisting of entirely independent directors. In addition, although our compensation committee charter provides that the compensation committee may, in its sole discretion, retain a compensation consultant, our compensation committee charter does not include all enumerated matters concerning retention of compensation consultants as set forth in Rule 5605(d)(3) of the Nasdaq Rules.

•	Our board of directors has not made any determination with respect to the Company’s intention to follow Rule 5635 of the Nasdaq Rules, relating to matters requiring shareholder approval. Cypriot law and our articles of association permit us to take action without shareholder approval in many instances where Rule 5635 would require us to seek shareholder approval. In particular, Cypriot law and our articles of association permit us, with approval of our board of directors and without shareholder approval, to take the following actions:

•	Acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Rule 5635(a) of the Nasdaq Rules, which would require shareholder approval in order to enter into such acquisition.

•	Entering into any transaction which may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transactions may be considered a change of control under Rule 5635(b) of the Nasdaq Rules, requiring shareholder approval. Notwithstanding the above, Cypriot law would not permit us to enter into any reorganization, merger or consolidation without shareholder approval.

•	Establishing or materially amending any equity compensation arrangement, in contrast to Rule 5635(c), which would require shareholder approval in order to establish or materially amend such arrangements.

•	Entering into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

Please see also “—Rights Attaching to Shares—Issue of Shares and Pre-emptive Rights” for restrictions on the issuance of shares.

We are not permitted to opt out of the requirement that we maintain an audit committee that consists entirely of independent directors and we currently comply with Rule 5605(c) of the Nasdaq Rules with respect to audit committee composition and practices.

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

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Consolidated financial statements

for the year ended December 31, 2014

Content

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qiwi plc

We have audited the accompanying consolidated statement of financial position of Qiwi plc as of December 31, 2013 and 2014, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiwi plc at December 31, 2013 and 2014, and of its financial performance and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and IFRS as published by the IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Qiwi plc’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 11, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

March 11, 2015

QIWI plc

Consolidated statement of financial position

As of December 31, 2014

(in thousands of Rubles, except per share data)

		As of	As of
		December 31,	December 31,
	Notes	2013	2014
Assets
Non-current assets
Property and equipment	11	307,500	379,943
Goodwill and other intangible assets	12, 13	2,405,645	2,367,623
Long-term debt instruments	31	1,376,862	1,806,295
Long-term loans	14	10,637	52,648
Other non-current assets	17	38,394	42,455
Deferred tax assets	27	183,333	239,571

Total non-current assets		4,322,371	4,888,535

Current assets
Trade and other receivables	15	2,772,297	5,305,275
Short-term loans	14	65,430	31,588
Short-term debt instruments	31	1,635,291	2,132,887
Prepaid income tax		60,537	89,239
VAT and other taxes receivable		12,478	51,078
Cash and cash equivalents	16	11,636,913	17,079,965
Other current assets	17	159,264	345,688

Total current assets		16,342,210	25,035,720

Assets of disposal group classified as held for sale	8	—	125,867

Total assets		20,664,581	30,050,122

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	18	907	963
Additional paid-in capital		1,876,104	1,876,104
Share premium		—	3,044,303
Other reserve		337,254	764,243
Retained earnings		573,604	2,683,805
Translation reserve		10,757	204,337

Total equity attributable to equity holders of the parent		2,798,626	8,573,755

Non-controlling interest		(94,766)	(239,385)

Total equity		2,703,860	8,334,370

Non-current liabilities
Long-term borrowings	19	109,351	41,981
Long-term deferred revenue		31,629	8,394
Other non-current liabilities		7,625	987
Deferred tax liabilities	27	58,630	37,758

Total non-current liabilities		207,235	89,120

Current liabilities
Short-term borrowings	19	635	1,061
Trade and other payables	20	16,768,973	20,179,673
Amounts due to customers and amounts due to banks	21	831,226	1,001,286
Income tax payable		10,823	11,290
VAT and other taxes payable		95,403	127,733
Deferred revenue		46,233	52,008
Other current liabilities		193	56

Total current liabilities		17,753,486	21,373,107

Liabilities directly associated with the assets of a disposal group classified as held for sale	8	—	253,525

Total equity and liabilities		20,664,581	30,050,122

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2014

(in thousands of Rubles, except per share data)

		Year ended December 31
	Notes	2012	2013*	2014
Revenue	22	8,911,438	11,666,050	14,718,727
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	23	5,454,288	6,396,499	7,273,099
Selling, general and administrative expenses	24	1,838,797	2,678,299	3,082,177
Depreciation and amortization	11, 12	129,051	113,100	353,400
Impairment of intangible assets and goodwill	12, 13	3,636	5,479	—

Profit from operations		1,485,666	2,472,673	4,010,051

Loss from disposal of subsidiaries		(1,027)	—	—
Change in fair value of derivative financial assets		(328)	—	—
Other income	25	16,669	91,196	42,253
Other expenses		(28,738)	(20,089)	(29,572)
Foreign exchange gain	30	81,449	78,516	3,359,207
Foreign exchange loss		(102,575)	(70,495)	(1,428,478)
Share of loss of associates		(13,236)	(78,896)	(26,583)
Impairment of investment in associates		—	(21,540)	(24,634)
Interest income	22	25,510	22,204	1,692
Interest expense	22	(7,520)	(28,686)	(41,513)

Profit before tax from continuing operations		1,455,870	2,444,883	5,862,423
Income tax expense	27	(407,729)	(609,509)	(894,506)

Net profit from continuing operations		1,048,141	1,835,374	4,967,917
Discontinued operations
Loss from discontinued operations	8	(240,363)	—	—

Net profit		807,778	1,835,374	4,967,917

Attributable to:
Equity holders of the parent		910,138	1,873,226	5,024,140
Non-controlling interests		(102,360)	(37,852)	(56,223)
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		2,477	4,561	105,789

Total comprehensive income, net of tax		810,255	1,839,935	5,073,706

Attributable to:
Equity holders of the parent		912,095	1,883,278	5,217,720
Non-controlling interests		(101,840)	(43,343)	(144,014)
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	10	17.50	36.00	94.09
Basic, profit from continuing operations attributable to ordinary equity holders of the parent	10	20.72	36.00	94.09
Diluted, profit attributable to ordinary equity holders of the parent	10	17.50	35.70	92.73
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	10	20.72	35.70	92.73

*	The amounts shown here do not correspond to the financial statements for the year ended December 31, 2013 and reflect immaterial reclassifications made to prior period to conform to current period presentation.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2014

(in thousands of Rubles, except per share data)

		Year ended December 31
	Notes	2012	2013	2014
Cash flows from operating activities
Profit before tax from continuing operations		1,455,870	2,444,883	5,862,423
Loss before tax from discontinued operations	8	(233,535)	—	—

Profit before tax		1,222,335	2,444,883	5,862,423

Adjustments to reconcile profit before income tax to net cash flows generated from operating activities
Depreciation and amortization	11, 12	137,101	113,100	353,400
Loss/(gain) on disposal of property, plant and equipment		(91)	12,739	3,557
Impairment of investment in associates	7	—	21,540	24,634
Impairment of intangible assets and goodwill	12	3,636	5,479	—
Foreign exchange loss (gains), net		(22,770)	(8,021)	(1,930,729)
Interest income, net	22	(243,490)	(346,013)	(412,852)
Bad debt expense	14, 15	211,030	266,711	150,633
Loss/(gain) on loans issued at rate different from market	25	(8,042)	—	—
Change in financial assets at fair value through profit or loss	31	328	—	—
Gain from disposal of subsidiaries and discontinued operations	8	(45,519)	—	—
Loss recognized in remeasurement of fair value before classification as assets held for sale	8	167,333	—	—
Share of profit for the period attributable to non-controlling interest and accounted for as a liability	25	24,298	—	—
Share of loss of associates	7	13,236	78,896	26,583
Share-based payments	32	65,718	230,937	421,822
Other		3,588	4,609	14,721

Operating profit before changes in working capital		1,528,691	2,824,860	4,514,192
(Increase)/decrease in trade and other receivables		(1,028,028)	508,751	(2,745,399)
Increase in other assets		(8,741)	(92,553)	(232,422)
Increase/(decrease) in amounts due to customers and amounts due to banks		(490,038)	(102,750)	170,060
Increase in accounts payable and accruals		4,041,454	1,593,765	3,621,895
Loans (issued)/repaid from banking operations		(324,199)	257,194	(35,184)

Cash generated from operations		3,719,139	4,989,267	5,293,142
Interest received		170,904	467,205	491,150
Interest paid		(6,608)	(24,194)	(29,114)
Income tax paid		(384,281)	(706,512)	(1,000,002)

Net cash flow from operating activities		3,499,154	4,725,766	4,755,176

Cash flows from investing activities
Acquisitions of shares in subsidiaries, net of cash acquired		(1,062)	(44)	—
Contribution to associates		—	—	(26,357)
Payment for assignment of loans		—	(90,750)	(90,750)
Net cash inflow on disposal of subsidiaries	8	12,931	4,000	—
Purchase of property and equipment		(35,587)	(182,823)	(294,402)
Proceeds from sale of property and equipment		5,349	6,848	—
Purchase of intangible assets		(42,229)	(192,385)	(218,160)
Loans issued		(17,752)	(24,508)	(60,493)
Repayment of loans issued		33,638	29,715	49,590
Purchase of debt instruments		(1,649,547)	(2,862,535)	(2,553,313)
Proceeds from settlement of debt instruments		289,500	2,111,902	1,591,485
Purchase of investments in associates		(92,859)	—	—

Net cash used in investing activities		(1,497,618)	(1,200,580)	(1,602,400)

Cash flows from financing activities
Issue of share capital		—	—	3,044,357
Exercise of options		—	—	5,167
Proceeds from borrowings		52,253	34,068	71,747
Repayment of promissory notes issued		(16,297)	—	—
Repayment of borrowings		(3,395)	(2,526)	(672)
Disbursements of overdraft facilities, net		(47,452)	—	—
Transactions with non-controlling interest	6	10,340	—	1,783
Dividends paid to owners of the Group	26.1	(865,687)	(1,881,082)	(2,940,714)
Dividends paid to non-controlling shareholders	26.1	(914)	(2,098)	(2,388)
Compensation from underwriters	26.2	—	72,836	—
Distribution of underwriters’ commission	26.2	—	(67,643)	—
Net cash (used in)/generated from financing activities		(871,152)	(1,846,445)	179,280
Effect of exchange rate changes on cash and cash equivalents		2,335	15,012	2,110,996

Net increase in cash and cash equivalents		1,132,719	1,693,753	5,443,052

Cash and cash equivalents at the beginning of year	16	8,810,441	9,943,160	11,636,913

Cash and cash equivalents at the end of year	16	9,943,160	11,636,913	17,079,965

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2014

(in thousands of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number
		of shares		Additional						Non-
		issued and		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2013		52,118,794	907	1,876,104	—	337,254	573,604	10,757	2,798,626	(94,766)	2,703,860

Profit (loss) for the year		—	—	—	—	—	5,024,140	—	5,024,140	(56,223)	4,967,917
Exchange differences on translation of foreign operations		—	—	—	—	—	—	193,580	193,580	(87,791)	105,789

Total comprehensive income		—	—	—	—	—	5,024,140	193,580	5,217,720	(144,014)	5,073,706

Issue of share capital	18	2,292,330	54	—	3,044,303	—	—	—	3,044,357	—	3,044,357
Share-based payments	32	—	—	—	—	421,822	—	—	421,822	—	421,822
Exercise of options		94,874	2	—	—	5,167	—	—	5,169	—	5,169
Dividends	26.1	—	—	—	—	—	(2,913,939)	—	(2,913,939)	—	(2,913,939)
Dividends to non-controlling interest	26.1	—	—	—	—	—	—	—	—	(2,388)	(2,388)
Other changes in equity		—	—	—	—	—	—	—	—	1,783	1,783

Balance as of December 31, 2014		54,505,998	963	1,876,104	3,044,303	764,243	2,683,805	204,337	8,573,755	(239,385)	8,334,370

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity (continued)

for the year ended December 31, 2014

(in thousands of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of
		shares issued							Non-
		and		Additional	Other	Retained	Translation		controlling
	Notes	outstanding	Amount	paid-in capital	reserves	earnings	reserve	Total	interests	Total equity
Balance as of December 31, 2012	18	52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

Profit (loss) for the year		—	—	—	—	1,873,226	—	1,873,226	(37,852)	1,835,374
Exchange differences on translation of foreign operations		—	—	—	—	—	10,052	10,052	(5,491)	4,561

Total comprehensive income		—	—	—	—	1,873,226	10,052	1,883,278	(43,343)	1,839,935

Share-based payments	32	—	—	—	230,937	—	—	230,937	—	230,937
Exercise of options	32	118,794	3	—	—	—	—	3	—	3
Reimbursement of expenses from the underwriters	26.2	—	—	—	72,836	—	—	72,836	—	72,836
Non-proportional distribution of the reimbursement from the underwriters	26.2	—	—	—	(67,643)	—	—	(67,643)	—	(67,643)
Dividends	26.1	—	—	—	—	(1,868,939)	—	(1,868,939)	—	(1,868,939)
Dividends to non-controlling interest	26.1	—	—	—	—	—	—	—	(2,112)	(2,112)

Balance as of December 31, 2013		52,118,794	907	1,876,104	337,254	573,604	10,757	2,798,626	(94,766)	2,703,860

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity (continued)

(in thousands of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of
		shares issued							Non-
		and		Additional	Other	Retained	Translation		controlling
	Notes	outstanding	Amount	paid-in capital	reserves	earnings	reserve	Total	interests	Total equity
Balance as of December 31, 2011	18	15,000	890	1,876,104	32,811	526,079	6,015	2,441,899	(87,020)	2,354,879

Profit (loss) for the year		—	—	—	—	910,138	—	910,138	(102,360)	807,778
Exchange differences on translation of foreign operations		—	—	—	—	—	1,957	1,957	520	2,477

Total comprehensive income		—	—	—	—	910,138	1,957	912,095	(101,840)	810,255

Split of shares	18	51,285,000	—	—	—	—	—	—	—	—
Issue of share capital	18	700,000	14	—	—	—	—	14	—	14
Share-based payments	32	—	—	—	65,718	—	—	65,718	—	65,718
Disposal of subsidiaries	8	—	—	—	—	—	(7,267)	(7,267)	132,718	125,451
Contribution from non-controlling interest without change in ownership	6	—	—	—	2,595	—	—	2,595	7,745	10,340
Dividends	26.1	—	—	—	—	(866,900)	—	(866,900)	—	(866,900)
Dividends to non-controlling interest	26.1	—	—	—	—	—	—	—	(914)	(914)

Balance as of December 31, 2012	18	52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2014

(in thousands of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (formerly known as QIWI Limited) (the Company, QIWI) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, office 203 P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of Qiwi plc and its subsidiaries for the year ended December 31, 2014 were authorized for issue by Board of Directors on March 6, 2015.

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

The Company’ ADSs have been listed on Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013. Prior to that time, there was no public market for the Company’ ADSs or ordinary shares. Subsequently the Company placed its ADSs on October 3, 2013 and on June 20, 2014.

Sergey Solonin is the ultimate controlling party of the Group as of December 31, 2014.

Saldivar Investments Limited is the parent of the Group as of December 31, 2014.

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

In accordance with European regulation NO 1606/2002 dated July 19, 2002, the 2014 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/ index_en.htm). Comparative figures are presented for 2012 and 2013 compiled using the same basis of preparation. For the reported periods, there are no differences as applies to the Group between the accounting standards and interpretations endorsed by the European Union and the standards and interpretations published by the International Accounting Standards Board (IASB). Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB. These consolidated financial statements are based on the underlying accounting records appropriately adjusted and reclassified for fair presentation in accordance with IFRS. IFRS adjustments include and affect but not limited to such major areas as consolidation, revenue recognition, accruals, deferred taxation, fair value adjustments, business combinations and impairment.

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

All intra-group balances, income, expenses and unrealized gains and losses resulting from intra- group transactions are eliminated in full, except for the foreign exchange gains and losses arising on intra-group loans.

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

The accounting policies adopted are consistent with those of the previous financial years except for the changes described below. The Group has adopted the following new and amended IFRS and IFRIC interpretations as of January 1, 2014:

Standard	Content of change	Impact
Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements and must be applied retrospectively, subject to certain transition relief. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss.	These amendments have no impact on the Group, since none of the entities in the Group qualifies to be an investment entity under IFRS 10. IFRS 10 was adopted by the Group in the year 2013.

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)	These amendments clarify the meaning of ’currently has a legally enforceable right to set-off’ and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting and is applied retrospectively.	These amendments have no material impact on the Group.

Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)	These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria and retrospective application is required.	These amendments have no impact on the Group as the Group has not novated its derivatives during the current or prior periods.

IFRIC 21 Levies	IFRIC 21 clarifies that an entity recognises a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. Retrospective application is required for IFRIC 21.	This interpretation has no impact on the Group as it has applied the recognition principles under IAS 37 Provisions, Contingent Liabilities and Contingent Assets consistent with the requirements of IFRIC 21 in prior years.

Annual Improvements 2010-2012 Cycle

In the 2010-2012 annual improvements cycle, the IASB issued seven amendments to six standards, which included an amendment to IFRS 13 Fair Value Measurement. The amendment to IFRS 13 is effective immediately and, thus, for periods beginning at 1 January 2014, and it clarifies in the Basis for Conclusions that short-term receivables and payables with no stated interest rates can be measured at invoice amounts when the effect of discounting is immaterial. This amendment to IFRS 13 has no impact on the Group.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

Annual improvements 2011-2013 Cycle

In the 2011-2013 annual improvements cycle, the IASB issued four amendments to four standards, which included an amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards. The amendment to IFRS 1 is effective immediately and, thus, for periods beginning at 1 January 2014, and clarifies in the Basis for Conclusions that an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but permits early application, provided either standard is applied consistently throughout the periods presented in the entity’s first IFRS financial statements. This amendment to IFRS 1 has no impact on the Group, since the Group is an existing IFRS preparer.

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

Standard	Content of change	Impact and effective date
IFRS 9 Financial Instruments	In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.	IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The adoption of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will likely have no impact on classification and measurements of financial liabilities.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued by the IASB but not yet effective and not yet adopted by EU (continued)

Standard	Content of change	Impact and effective date
Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortise intangible assets.

The amendments are effective prospectively for annual periods beginning on or after 1 January 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non- current assets.

IFRS 15 Revenue from Contracts with customers	IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognising revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS.

Either a full or modified retrospective application is required for annual periods beginning on or after 1

January 2017 with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

Management of the Company has not completed the assessment of the impact of Standards and Interpretations not yet effective as of December 31, 2014 on the Company’s accounting policies.

Annual improvements 2010-2012 Cycle

These improvements are effective from 1 July 2014 and have no material impact on the Group. They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition

•	A performance target must be met while the counterparty is rendering service

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group

•	A performance condition may be a market or non-market condition

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

QIWI plc

Notes to consolidated financial statements (continued)

2.4.	Standards issued by the IASB but not yet effective and not yet adopted by EU (continued)

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarifies that:

•	An entity must disclose the judgements made by management in applying the aggregation criteria in paragraph 12 of IFRS 8, including a brief description of operating segments that have been aggregated and the economic characteristics (e.g., sales and gross margins) used to assess whether the segments are ‘similar’

•	The reconciliation of segment assets to total assets is only required to be disclosed if the reconciliation is reported to the chief operating decision maker, similar to the required disclosure for segment liabilities.

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data on either the gross or the net carrying amount. In addition, the accumulated depreciation or amortisation is the difference between the gross and carrying amounts of the asset.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

Annual improvements 2011-2013 Cycle

These improvements are effective from 1 July 2014 and have no a material impact on the Group. They include:

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies for the scope exceptions within IFRS 3 that:

•	Joint arrangements, not just joint ventures, are outside the scope of IFRS 3

•	This scope exception applies only to the accounting in the financial statements of the joint arrangement itself

IFRS 13 Fair Value Measurement

The amendment is applied prospectively and clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IFRS 9 (or IAS 39, as applicable).

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

3.1	Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share- based payment awards of the acquiree that are replaced mandatorily in the business combination (see below).

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

If the business combination is achieved in stages, any previously held equity interest is re- measured at its acquisition date fair value and any resulting gain or loss is recognised in profit or loss. It is then considered in the determination of goodwill.

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

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognised for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognised at the acquisition date. If the re- assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognised in profit or loss.

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

The exchange rates of the Russian ruble to each respective currency as of December 31, 2014 and 2013 were as follows:

Exchange rates at December 31	2013	2014
US Dollar	32.7292	56.2584
Euro	44.9699	68.3427
Kazakhstan Tenge (100)	21.3088	30.8257
Belarus Ruble (10,000)	34.3073	38.7989
Moldovan Leu (10)	25.0798	36.0284
Latvian Lats*	64.0744	64.4366
New Romanian Leu (10)	100.8910	153.0800

*	Since January 15, 2014 Latvian Lats were withdrawn from circulation and replaced with Euro.

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

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Customer base (agents collecting cash from ultimate customers)	4 years
Software	3-6 years
Licenses	3-5 years	*
Bank license	indefinite
Trademarks and other rights	3-5 years

*	The terms of useful life could differ of those stated if it is directly stipulated by agreement

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. Indefinite-lived intangible assets include the acquired banking license with a carrying value of 183,076 as of December 31, 2014 and 2013. It is considered indefinite-lived as the related license is expected to be renewed indefinitely.

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

Amortized cost

Held-to-maturity investments, due from banks and loans and advances to customers and debt issued, other funds lent and loans and receivables are measured at amortized cost. This is computed using the EIR method less any allowance for impairment. Amortized cost is calculated taking into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. The EIR amortization is included in interest income in the statement of comprehensive income. The losses arising from impairment are recognized in the statement of comprehensive income in finance costs for loans and in cost of sales or other operating expenses for receivables.

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

3.8.3	Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

•	There is a currently enforceable legal right to offset the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

The right of set-off:

•	Must not be contingent on a future event; and

•	Must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;

(ii)	the event of default; and

(iii)	the event of insolvency or bankruptcy of the entity and all of the counterparties

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.9	Cash and cash equivalents

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

Under provisions of the Russian legislation, social contributions are calculated by the Group by the application of a regressive rate (from 30% to 10% in 2012, 2013 and 2014) to the annual gross remuneration of each employee.

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

Dividend Distribution

Companies that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 20% rate for the tax years 2012 and 2013 and at the 17% rate for 2014 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholders as at December 31, 2014 are non-Cypriot tax residents and as such the Cypriot deemed dividend distribution rules are not applicable.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.12	Special contribution for defence of the Republic of Cyprus (continued)

Dividend income

Dividends received from a non-resident (foreign) company are exempt from the levy of defence contribution if either the dividend paying company derives at least 50% of its income directly or indirectly from activities which do not lead to investment income (“active versus passive investment income test” is met) or the foreign tax burden on the profit to be distributed as dividend has not been substantially lower than the Cypriot corporate income tax rate (i.e. lower than 6,25%) at the level of the dividend paying company (“effective minimum foreign tax test” is met).

The Company has not been subject to defence tax on dividends received from abroad as the dividend paying entities are engaged in trading activities.

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

In accordance with terms and conditions of use of VISA QIWI Wallet accounts, the Group charges a fee to its consumers on the balance of unused accounts after certain period of inactivity. Such fees are recorded as revenues in the period a fee is charged to a consumer.

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

Revenue from sale of kiosks and cost of kiosks sold

The Group sells kiosks to Agents. Revenue and cost of revenue from sales of kiosks is recognized upon delivery of kiosks to Agents.

Interest revenue

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR. The carrying amount of the financial asset or financial liability is adjusted if the Group revises its estimates of payments or receipts. Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income from bank loans and short- and long-term investments performed as part of the Group’s treasury function is classified as part of revenues, Interest income derived from loans issued to various 3rd and related parties as part of other arrangements is classified as interest income.

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

The option awards that are outstanding at December 31, 2013 and 2014 can only be settled in shares, which is why they are accounted for as equity-settled transactions.

3.16	Leases

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

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.17	Non-current assets held for sale and discontinued operations

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

Significant judgments

Revenue recognition

Payment processing fees revenue and transaction costs

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

Significant judgments (continued)

Revenue recognition (continued)

Payment processing fees revenue and transaction costs (continued)

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

The total amounts of transaction costs reported gross for the years ended December 31, 2012, 2013 and 2014 are 4,420,460, 5,065,182 and 5,078,984 respectively, including the transaction costs for e-payments of 659,704, 1,236,890 and 1,505,827 respectively.

Revenue from advertising and advertising commissions

The Group concluded that it needs to report these SMSs advertising revenues gross of related SMS expenses. The conclusion is based on the fact that the Group acts a principal in the transaction, because it is ultimately responsible for the delivery of service, has discretion over a choice of SMS delivery channel, determines the price and bears credit risk.

Revenue from cash and settlement services

Starting from August 2012 the Group charges a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of 109,980, 462,332 and 756,558 for the years ended December 31, 2012, 2013 and 2014 are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and are provided at their discretion.

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

Deferred tax assets

The utilization of deferred tax assets will depend on whether it is possible to generate sufficient taxable income against which the deductible temporary differences can be utilized. Various factors are used to assess the probability of the future utilization of deferred tax assets, including past operating results, operational plans, expiration of tax losses carried forward, and tax planning strategies. The carrying amounts of deferred tax assets were 239,571 as of December 31, 2014 (2013 – 183,333).

The allowance relates to deferred tax assets which were not recorded because the Group does not expect to realize certain of its tax loss carry forwards in the foreseeable future due to history of losses. Further details on deferred taxes are disclosed in Note 27.

Impairment of loans and receivables

Management assesses an impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected.

As of December 31, 2014, the provision for impairment of loans and receivables was recorded amounting to 703,165 (2013 –612,287).

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

Expected volatility

Due to a relatively short period of historical market data, QIWI’s share price volatility as of December 31, 2014 is defined based on the historical volatility of peer group companies over a period, which approximates the expected life of option tranches.

Risk-free interest rates are based on the implied yield currently available in the US treasury bonds, adjusted for a country risk premium, with a remaining term approximating the expected life of the option award being valued.

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

Estimated forfeitures

Low attrition rate among key personnel and management resulted in an estimated forfeiture rate of zero in 2012, 2013 and 2014. If, in future, the actual forfeiture rate is higher, the actual amount of related expense will become lower.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries in 2013

K5 Retail LLC

On December 27, 2013, the Group acquired the remaining 62.5% of Blestgroup Enterprize Limited previously – a 37.5%-owned associate with its whole-owned subsidiary K5 Retail LLC. The main activity of K5 Retail LLC is sublease of space for electronic payment kiosks. Prior to the acquisition date K5 Retail LLC was an associate of the Group.

Cash consideration for 62.5%	56
Settlement of pre-existing relationships
cash due to acquiree	(10,573)
loans receivable from acquiree	127,105
Fair value of the existing 37.5% ownership interest	34

Total purchase consideration transferred	116,622

The fair value of the identifiable assets and liabilities as of the date of acquisition were:

Fair value
Net assets acquired:
Property and equipment	46
Intangible assets	295,384
Accounts receivable	49,420
Cash and cash equivalents	12
Other current assets	801
Long-term borrowings	(182,276)
Deferred tax liability	(9,075)
Other liabilities	(37,690)

Total identifiable net assets	116,622
Company’s share in acquired net assets (100%)	116,622

Goodwill arising on acquisition	—

As of acquisition date the Group had a liability of 10,573 which represents the cash in QIWI Bank due to the acquiree and the loan receivable of 127,105. The Group recognized no gain or losses as a result of settlement of pre-existing relationships as their fair value is approximately equal to the carrying amount as of acquisition date.

Net assets of K5 Retail LLC exclude loans payable to the Group of 127,105 at the date of the transaction.

The Group assigned intangible assets amounting 295,384 to the contract rights. The acquired intangible asset represents a right to become a party to a lease contract with favorable lease rates and terms, and is to be amortized over the term of 2 years.

As of December 27, 2013 K5 Retail LLC had accounts receivable, gross in amount of 71,898 that were impaired by 22,478.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2013	As of December 31, 2014
ZAO QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
ZAO QIWI-Service (Russia)	Corporate center of the Group	100%	100%
ZAO QIWI Bank (Russia)	Maintenance of electronic payment systems	100%	100%
OOO QIWI International Processing Services (Russia)	Operation of on-line payments	100%	100%
QIWI Payment Services Provider Ltd (UAE)	Operation of electronic payment kiosks	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
TOO QIWI Kazakhstan (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
SOOO OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
SP OOO OSMP-M (Moldova)	Operation of electronic payment kiosks	51%	51%
RO SRL United System of Instant Payments Ltd (Romania)	Operation of electronic payment kiosks	51%	51%
IT Billion LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI USA LLC (USA)	Operation of electronic payment kiosks	50.5%	50.5%
QIWI WALLET EUROPE SIA (Latvia)	Operation of electronic payment kiosks	100%	100%
QIWI Retail LLC (renamed from K5 Retail LLC) (Russia) (Note 5)	Sublease of space for electronic payment kiosks in Russia	100%	100%
Blestgroup Enterprises Ltd (Cyprus) (Note 5)	Sublease of space for electronic payment kiosks in Russia	100%	100%
CMT Engineering LLC (Russia)*	Production and sales of kiosks	—	100%
QIWI Management Services FZ-LLC (UAE)*	Management services	—	100%
QIWI Publisher LLC (Russia)*	Sale of licenses and software	—	100%

*	The entities were established during the year 2014

QIWI plc

Notes to consolidated financial statements (continued)

6.	Consolidated subsidiaries (continued)

Below is a schedule that shows the effects of changes in the Company’s ownership interest in subsidiaries that do not result in a loss of control on the equity attributable to owners of the parent and contribution from non-controlling interest without change in ownership for the years ended December 31, 2013 and December 31, 2014:

		Carrying value of
	Consideration	non-controlling
	received (paid) for	interest acquired	Resulting increase
	non-controlling	(sold) classified as	(decrease) of
Name of a subsidiary	interest	equity	equity
Contribution from non-controlling interest without change in ownership in 2012	10,340	7,745	2,595
QIWI Argentina S.A.	6,175	4,569	1,606
QIWI Chile S.A.	3,801	2,812	989
QIWI Baltic Ltd	686	686	—
IT Billion LLC	(322)	(322)	—
Contribution from non-controlling interest without change in ownership in 2014	1,783	—	1,783
SP OOO OSMP-M	1,783	—	1,783

There were no such changes in 2013.

7.	Investment in associates

The Group has the following associates:

		Ownership interest
		As of	As of
		December 31,	December 31,
Associate	Main activity	2013	2014
QIWI Jordan Ltd. Co. (Hashemite Kingdom of Jordan)	Operation of electronic payment kiosks in Jordan	49%	49%
QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA (Brazil)	Operation of electronic payment kiosks in Brazil	29.57%	20.7%

During the year 2014 the shareholders of QIWI Brasil increased its share capital with no participation of the Group. The share of the Group in QIWI Brasil was diluted by 8,87%. The operation had no effect on the financial statements as carrying value of investments in associates is zero.

The Group’s interest in associates is accounted for using the equity method in the consolidated financial statements. The amount of unrecognized share of loss was 62,219 as at December 31, 2014 and 26,300 as at December 31, 2013.

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations

On December 16, 2014 the Board of Directors (BOD) of QIWI plc approved a plan to dispose of its non-core subsidiaries QIWI USA LLC, IT Billion LLC and QIWI WALLET EUROPE SIA , and investments in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA and QIWI Jordan Ltd. Co.

As of December 31, 2014 the management has decided to sell QIWI USA LLC and IT Billion LLC and identified potential buyer. The disposal is expected to be completed within one year. QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAÇÕES LTDA will be disposed by dilution of the Group’s share. There is nether strategy no potential buyer for sale of QIWI WALLET EUROPE SIA and QIWI Jordan Ltd. Co

As of December 31, 2014, the assets and liabilities of subsidiaries are classified as held for sale. Below are the assets and liabilities of IT Billion LLC and QIWI USA LLC classified as held for sale as of December 31, 2014:

As of December 31, 2014
Assets:
Non-current assets
Property and equipment	11,338
Deferred tax asset	150
Other non-current assets	10,577

Total non-current assets	22,065

Current assets
Trade and other accounts receivable	68,844
VAT and other taxes receivable	206
Cash and cash equivalents	14,820
Other current assets	19,932

Total current assets	103,802

Total assets	125,867

As of December 31, 2014
Liabilities:
Non-current liabilities
Long-term borrowings	232,031

Total non-current liabilities	232,031

Current liabilities
Trade and other payables	15,115
Short-term borrowings	3,099
VAT and other taxes payable	3,280

Total current liabilities	21,494

Total liabilities	253,525

The cumulative translation reserve recognised directly in other comprehensive income related to the disposal group amounted to 152,143 as at December 31, 2014.

The non-controlling interest within equity related to the disposal group amounted to 191,299 as at December 31, 2014.

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations (continued)

No gain or loss was recognised as a result of the reclassification the assets and liabilities of the disposal group to assets and liabilities held for sale.

As part of the restructuring, on June 30, 2012, the Group Board of Directors approved a single coordinated plan to dispose of its non-core subsidiaries and associates as described below:

(i)	Ukrainian business and non-CIS international early stage businesses forming two major geographical areas of operation of the QIWI Distribution segment classified as discontinued operations;

(ii)	Diomachin group – engaged in production of transaction recording devices for payment kiosks classified as discontinued operations;

(iii)	Master Loto Ltd., OOO Loto Integrator and OOO Loto Master are engaged in distribution of lotteries through electronic on-line payment kiosks – not included in discontinued operations as insignificant.

All these companies had been disposed by September 30, 2012.

The loss from disposal was calculated as the differences between:

(i)	The fair value of the consideration received, plus the fair value of the retained interest in the entities disposed;

(ii)	and the carrying value of net assets disposed of, as of the date of the transaction.

Year ended December 31, 2012
Cash consideration receivable	10,294
Cash received for assignment of loans agreement from subsidiaries and associates classified as discontinued operations	61,391
Investment in associates, at fair value	6,355

Total consideration received	78,040
Net assets of discontinued operations derecognized on disposal	(38,761)
Recycling of translation gain upon disposal	7,267

Gain on disposal of discontinued operations	46,546

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations (continued)

The results of identified companies were re-classified as discontinued operations for the year ended December 31, 2012. These results are presented below:

Year ended December 31, 2012
Revenue	155,127
Operating expenses	(249,431)

Loss from operations	(94,304)
Finance cost, net	(8,621)
Gain from disposal of subsidiaries	46,546
Other income/(expenses), net	(9,823)
Loss recognized on the remeasurement to fair value	(167,333)

Loss before tax	(233,535)
Income tax expense	(6,828)

Net loss from discontinued operation	(240,363)

attributable to:
Equity holders of the parent	(167,573)
Non-controlling interests	(72,790)
Earnings per share (Note 10):
Basic, loss from discontinued operations	(3.22)
Diluted, from discontinued operations	(3.22)

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

QIWI plc

Notes to consolidated financial statements (continued)

8.	Disposals and discontinued operations (continued)

The net cash flows incurred by discontinued operations for the year ended December 31, 2012 are as follows:

Year ended December 31, 2012
Operating	39,737
Investing	(34,502)
Financing	(36,950)

Net cash outflow	(31,715)

9.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and, prior to the appointment of the CEO, was the board of directors of the Group, reviews selected items of segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the aforementioned roles of responsibilities of CEO as well as the following factors:

•	The CEO manages the remuneration of the Company’s executives within policies set by the Compensation and Remuneration Committee;

•	The CEO is actively involved in the day-to-day operations of the Company and regularly chairs meetings on key projects of the Company; and

•	The CEO regularly reviews the financial and operational reports of the Company. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Company as a whole as well as certain operational data including transaction volume, number of users on an annual basis and the number of users on monthly basis for major market segments.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segment by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. Such adjustments affect such major areas as deferred taxation, business combinations, offering expenses, share-based payments and fair value adjustments and amortization thereof, impairment, as well as nonrecurring items.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

Change in presentation of segments in 2014

The development of the business has resulted in the growing interconnectedness and interrelation between VISA QIWI Wallet and QIWI Distribution segments. As a result since January 1, 2014 the Group does not separate QIWI Distribution, VISA QIWI Wallet and “Corporate and other” segments in the presentation of operating results to CODM. From January 1, 2014, the review and analysis is performed by the management of the Group based on segment net revenue, segment profit before tax and segment net profit for the whole Group to develop the understanding of the Group’s business. The Group has one operating segment that engages in business activities from which the Group may earn revenues and incur expenses, whose operating results are regularly reviewed by the Group’s CODM to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. The Group did not aggregate any operating segments for purposes of determining reportable segments.

The respective comparative information for 2012 and 2013 was presented accordingly to conform to the current year segment presentation.

The segments’ statement of comprehensive income for the years ended December 31, 2012, 2013 and 2014, as presented to the CODM are presented below:

	2012	2013	2014
	(revised)	(revised)
Segment net revenue	4,169,510	6,167,526	8,836,319

Segment profit before tax	1,704,889	2,788,214	4,405,573

Segment net profit	1,276,311	2,172,891	3,496,502

Segment net revenue, as presented to the CODM, for the years ended December 31, 2012, 2013 and 2014 is calculated by subtraction cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in table below:

	2012	2013	2014
	(revised)	(revised)
Total segment net revenue, as presented to CODM	4,169,510	6,167,526	8,836,319
Cost of revenue (exclusive of depreciation and amortization)	5,454,288	6,396,499	7,273,099
Payroll and related taxes	(712,360)	(897,975)	(1,390,691)

Revenue under IFRS	8,911,438	11,666,050	14,718,727

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

A reconciliation of segment profit before tax to IFRS consolidated profit before tax from continuing operations of the Group, as presented to the CODM, for the years ended December 31, 2012, 2013 and 2014 is presented below:

	2012	2013	2014
	(revised)	(revised)
Total segment profit before tax, as presented to CODM	1,704,889	2,788,214	4,405,573
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(42,471)	(22,183)	(74,143)
Corporate costs allocated to discontinued international operations	(61,274)	—	—
Effect of software development cost, not capitalized in segment presentation	35,000	—	—
Offering expenses	(109,237)	(155,313)	(32,311)
Income from depositary	—	70,581	38,105
Share-based payments	(65,718)	(230,937)	(421,822)
Gain on loans issued at rate different from market	8,042	—	—
Foreign exchange gain from revaluation of cash proceeds received from secondary public offering	—	—	1,947,021
Goodwill impairment	—	(5,479)	—
Other	(13,361)	—	—

Consolidated profit before tax from continuing operations under IFRS	1,455,870	2,444,883	5,862,423

A reconciliation of segment net profit to IFRS consolidated net profit from continuing operations of the Group, as presented to the CODM, for the years ended December 31, 2012, 2013 and 2014 is presented below:

	2012	2013	2014
	(revised)	(revised)
Total segment net profit, as presented to CODM	1,276,311	2,172,891	3,496,502
Amortization of fair value adjustments to intangible assets recorded on acquisitions and related impairment	(42,471)	(22,183)	(74,143)
Corporate costs allocated to discontinued international operations	(61,274)	—	—
Effect of software development cost, not capitalized in segment presentation	35,000	—	—
Offering expenses	(109,237)	(155,313)	(32,311)
Income from depositary	—	70,581	38,105
Share-based payments	(65,718)	(230,937)	(421,822)
Gain on loans issued at rate different from market	8,042	—	—
Foreign exchange gain from revaluation of cash proceeds received from secondary public offering	—	—	1,947,021
Goodwill impairment	—	(5,479)	—
Other	(13,361)	—	—
Effect from taxation of the above items	20,849	5,814	14,565

Consolidated net profit under IFRS	1,048,141	1,835,374	4,967,917

QIWI plc

Notes to consolidated financial statements (continued)

9.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	2012	2013	2014
Russia	7,833,098	9,817,941	11,733,510
CIS	780,688	724,103	678,581
EU	76,669	250,902	473,739
BVI	55,399	314,430	373,832
Other	165,584	558,674	1,459,065

Total revenue per consolidated statement of comprehensive income	8,911,438	11,666,050	14,718,727

Revenue is recognized according to merchants’ place.

The Group does not have any single external customer amounting to 10% or greater of Group’s revenue from continuing operations for the year ended December 31, 2014 and the years ended December 31, 2013 and 2012.

The Group allocates non-current assets by geographical region based on the principal country of major operations of a particular legal entity within the Group:

	As of	As of	As of
	January 1,	December 31,	December 31,
	2013	2013	2014
Russia	2,066,637	2,695,778	2,738,678
Kazakhstan and other	14,946	17,367	8,888

Non-current assets	2,081,583	2,713,145	2,747,566

Non-current assets for this purpose consist of property and equipment, goodwill and intangible assets.

10.	Earnings per share

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

QIWI plc

Notes to consolidated financial statements (continued)

10.	Earnings per share (continued)

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	Notes	2012	2013	2014
Net profit attributable to ordinary equity holders of the parent from continuing operations		1,077,531	1,873,226	5,024,140
Profit/(loss) attributable to ordinary equity holders of the parent from a discontinued operation		(167,393)	—	—

Net profit attributable to ordinary equity holders of the parent for basic earnings		910,138	1,873,226	5,024,140

Weighted average number of ordinary shares for basic earnings per share	18	52,000,000	52,034,085	53,396,324
Effect of share-based payments	32	1,316	434,630	782,997

Weighted average number of ordinary shares for diluted earnings per share	18	52,001,316	52,468,715	54,179,321

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		17.50	36.00	94.09
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		20.72	36.00	94.09
Diluted, profit attributable to ordinary equity holders of the parent		17.50	35.70	92.73
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		20.72	35.70	92.73

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

11.	Property and equipment

	Processing
	servers and	Computers			Assets
	engineering	and office	Bank	Other	under
	equipment	equipment	equipment	equipment	construction	Total
Cost
Balance as of December 31, 2012	217,625	70,302	9,092	7,366	259	304,644

Transfer between groups	67,902	431	380	69,598	(138,311)	—
Additions	123,328	9,704	—	788	146,451	280,271
Disposals	(28,504)	(14,875)	(6,329)	(5,516)	(181)	(55,405)
Foreign currency translation	547	2,068	—	26	(6)	2,635

Balance as of December 31, 2013	380,898	67,630	3,143	72,262	8,212	532,145

Transfer between groups	5,794	421	—	1,946	(8,161)	—
Additions	135,794	25,661	—	16,574	3,036	181,065
Disposals	(24,448)	(21,588)	(1,047)	(707)	—	(47,790)
Reclassification of assets of disposal group classified as held for sale	(14,761)	(1,291)	—	(694)	—	(16,746)
Foreign currency translation	7,843	3,198	—	121	—	11,162

Balance as of December 31, 2014	491,120	74,031	2,096	89,502	3,087	659,836

Accumulated depreciation and impairment:
Balance as of December 31, 2012	(150,216)	(40,440)	(4,318)	(4,017)	—	(198,991)
Depreciation charge	(41,852)	(14,265)	(2,145)	(2,739)	—	(61,001)

Disposals	17,877	10,530	4,187	4,257	—	36,851
Foreign currency translation	(277)	(1,580)	—	353	—	(1,504)

Balance as of December 31, 2013	(174,468)	(45,755)	(2,276)	(2,146)	—	(224,645)
Depreciation charge	(60,878)	(14,385)	(205)	(14,677)	—	(90,145)

Disposals	12,393	19,918	737	386	—	33,434
Reclassification of assets of disposal group classified as held for sale	4,542	575	—	290	—	5,407
Foreign currency translation	(2,152)	(1,653)	—	(139)	—	(3,944)

Balance as of December 31, 2014	(220,563)	(41,300)	(1,744)	(16,286)	—	(279,893)

Net book value
As of December 31, 2012	67,409	29,862	4,774	3,349	259	105,653

As of December 31, 2013	206,430	21,875	867	70,116	8,212	307,500

As of December 31, 2014	270,557	32,731	352	73,216	3,087	379,943

In 2014 and 2013 no significant impairment of property and equipment is recognized. As of December 31, 2014, the total amount of fully depreciated assets is equal to 164,268 (2013 – 174,444).

QIWI plc

Notes to consolidated financial statements (continued)

12.	Intangible assets

				Customer		Contract
			Computer	relation-	Trade	rights and
	Goodwill	Licenses	Software	ships	marks	others	Total
Cost
Balance as of December 31, 2012	1,636,885	183,076	453,303	170,310	107,267	12,089	2,562,930

Additions	—	—	159,388	—	—	36,098	195,486
Additions from business combinations (Note 5)	—	—	—	—	—	295,384	295,384
Disposals	—	—	(206,983)	—	(107,170)	(5,336)	(319,489)
Foreign currency translation	—	—	2,568	—	—	(1,979)	589

Balance as of December 31, 2013	1,636,885	183,076	408,276	170,310	97	336,256	2,734,900

Additions	—	—	166,074	—	—	59,714	225,788
Disposals	—	—	(34,644)	—	—	(4,310)	(38,954)
Foreign currency translation	—	—	2,130	—	—	(1,572)	558

Balance as of December 31, 2014	1,636,885	183,076	541,836	170,310	97	390,088	2,922,292

Accumulated amortization and Impairment:
Balance as of December 31, 2012	—	—	(301,028)	(170,310)	(107,232)	(8,430)	(587,000)

Charge for the year	—	—	(50,811)	—	(9)	(1,279)	(52,099)
Impairment	(5,479)	—	—	—	—	—	(5,479)
Disposals	—	—	202,982	—	107,144	5,215	315,341
Foreign currency translation	—	—	(20)	—	—	2	(18)

Balance as of December 31, 2013	(5,479)	—	(148,877)	(170,310)	(97)	(4,492)	(329,255)

Charge for the year	—	—	(113,206)	—	—	(150,049)	(263,255)
Disposals	—	—	34,643	—	—	3,704	38,347
Foreign currency translation	—	—	(436)	—	—	(70)	(506)

Balance as of December 31, 2014	(5,479)	—	(227,876)	(170,310)	(97)	(150,907)	(554,669)

Net book value
As of December 31, 2012	1,636,885	183,076	152,275	—	35	3,659	1,975,930

As of December 31, 2013	1,631,406	183,076	259,399	—	—	331,764	2,405,645

As of December 31, 2014	1,631,406	183,076	313,960	—	—	239,181	2,367,623

As of December 31, 2014, the total amount of fully amortized assets is equal to 183,431 (2013 – 174,789).

QIWI plc

Notes to consolidated financial statements (continued)

13.	Impairment testing of goodwill and intangible assets with indefinite useful life

An analysis and movement of goodwill and licenses acquired through business combinations, as included in the intangible assets note (Note 12), is as follows:

Total
As of December 31, 2012	1,819,961
Impairment	(5,479)

As of December 31, 2013	1,814,482

As of December 31, 2014	1,814,482

As of December 31, 2014 carrying amount includes goodwill for the amount of 1,631,406 (1,631,406 – 2013; 1,636,885 – 2012) and intangible assets with a value of 183,076 (183,076 – 2013; 183,076 – 2012) with an indefinite useful life (bank license, which is expected to be renewed indefinitely) first recorded by the Group at the date of acquisition of ZAO QIWI Bank on September 24, 2010.

The Group determined the following CGUs: ZAO QIWI (former OSMP) and Visa QIWI Wallet and allocate goodwill to a group of CGU’s.

As result of annual impairment test of group of two CGUs to which goodwill and intangible assets with indefinite useful lives were allocated, the Group did not identify any impairment as of December 31, 2013 and 2014.

Prior to May, 2013 the Company’s ordinary shares were not publicly traded, and Company measured the recoverable amounts of CGUs based on value in use estimated using internal forecasted cash flows. Since then the Company estimated the recoverable amounts as fair value less costs to sell on the basis of quoted prices of Company’s ordinary shares (Level 1).

The principal factor leading to recognition by the Group of the impairment losses of goodwill in 2013 was reduction in the projected future cash flows of the recently acquired or established international businesses. Although the Group continued to project future long-term growth in cash flows, such growth was lower than that estimated at the time the businesses were acquired.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Long-term and short-term loans

As of December 31, 2014, long-term and short-term loans consisted of the following:

	Total as of	Provision for	Net as of
	December 31,	impairment of	December 31,
	2014	loans	2014
Long-term loans
Loans to individuals	38,886	(2,046)	36,840
Loans to legal entities	65,311	(49,503)	15,808

Total long-term loans	104,197	(51,549)	52,648

Short-term loans
Loans to individuals	21,297	—	21,297
Loans to legal entities	94,009	(83,718)	10,291
Due from financial institutions	3,448	(3,448)	—

Total short-term loans	118,754	(87,166)	31,588

As of December 31, 2013, long-term and short-term loans consisted of the following:

	Total as of	Provision for	Net as of
	December 31,	impairment of	December 31,
	2013	loans	2013
Long-term loans
Loans to individuals	10,637	—	10,637
Loans to legal entities	31,944	(31,944)	—

Total long-term loans	42,581	(31,944)	10,637

Short-term loans
Loans to individuals	10,196	—	10,196
Loans to legal entities	136,848	(85,362)	51,486
Due from financial institutions	7,196	(3,448)	3,748

Total short-term loans	154,240	(88,810)	65,430

As of December 31, 2014, the provision for impairment of loans movement was the following:

	Provision for			Provision for
	impairment			impairment
	of loans as of			of loans as of
	December 31,	Charge for		December 31,
	2013	the year	Write offs	2014
Loans due from credit institutions	(3,448)	—	—	(3,448)
Loans due from to individuals	—	(2,046)	—	(2,046)
Loans due from legal entities	(117,306)	(38,319)	22,404	(133,221)

Total loans receivables	(120,754)	(40,365)	22,404	(138,715)

QIWI plc

Notes to consolidated financial statements (continued)

14.	Long-term and short-term loans (continued)

As of December 31, 2013, the provision for impairment of loans movement was the following:

	Provision for			Provision for
	impairment			impairment
	of loans as of			of loans as of
	December 31,	Charge for		December 31,
	2012	the year	Write offs	2013
Loans due from credit institutions	(3,448)	—	—	(3,448)
Loans due from to individuals	(106)	—	106	—
Loans and due from legal entities	(60,000)	(57,306)	—	(117,306)

Total loans receivables	(63,554)	(57,306)	106	(120,754)

As of December 31, 2012, the provision for impairment of loans movement was the following:

	Provision for		Provision for
	impairment		impairment
	of loans as of	(Charge)/	of loans as of
	December 31,	reversal for	December 31,
	2011	the year	2012
Loans due from credit institutions	(3,448)	—	(3,448)
Loans and due from to individuals	(573)	467	(106)
Loans and due from legal entities	(10,000)	(50,000)	(60,000)

Total loans receivables	(14,021)	(49,533)	(63,554)

As of December 31, 2012, 2013 and 2014, the Group had no overdue but not impaired loans.

The following table demonstrates due dates of the Group’s loans issued including interests accrued as of December 31, 2013 and 2014:

					Total long-
	On demand				term and
	and <		6-12		short-term
	1 month	1-6 months	months	>1 year	loans
Loans receivable as of December 31, 2013	5,395	55,345	4,690	10,637	76,067
Loans receivable as of December 31, 2014	1,755	12,751	17,082	52,648	84,236

QIWI plc

Notes to consolidated financial statements (continued)

15.	Trade and other receivables

As of December 31, 2014, trade and other receivables consisted of the following:

	Total as of	Provision for	Net as of
	December 31,	impairment of	December 31,
	2014	receivables	2014
Cash receivable from agents	1,027,687	(506,274)	521,413
Deposits issued to merchants	4,337,688	(6,569)	4,331,119
Payment processing fees receivable from merchants	128,158	(1,921)	126,237
Receivables for advertising	52,891	(9,088)	43,803
Advances issued to vendors	116,372	(2,012)	114,360
Rent receivables	80,043	(28,985)	51,058
Other receivables and advances	126,886	(9,601)	117,285

Total trade and other receivables	5,869,725	(564,450)	5,305,275

As of December 31, 2013, trade and other receivables consisted of the following:

	Total as of	Provision for	Net as of
	December 31,	impairment of	December 31,
	2013	receivables	2013
Cash receivable from agents	932,541	(448,042)	484,499
Deposits issued to merchants	1,945,370	(6,223)	1,939,147
Payment processing fees receivable from merchants	150,561	(1,080)	149,481
Receivables for advertising	74,730	(24,083)	50,647
Advances issued to vendors	42,763	(1,726)	41,037
Rent receivables	71,271	(5,459)	65,812
Other receivables and advances	46,594	(4,920)	41,674

Total trade and other receivables	3,263,830	(491,533)	2,772,297

Trade receivables aged but not impaired as of December 31, 2014 are presented below:

			Ageing of receivables (days)
As of December 31, 2014	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	521,413	496,888	5,898	14,914	1,882	1,329	502
Payment processing fees receivable from merchants	126,237	116,570	8,432	967	268	—	—
Receivables for advertising	43,803	23,669	14,431	4,239	1,279	185	—
Rent receivables	51,058	32,813	17,797	217	231	—	—

Total trade and other receivables	742,511	669,940	46,558	20,337	3,660	1,514	502

QIWI plc

Notes to consolidated financial statements (continued)

15.	Trade and other receivables (continued)

Trade receivables aged but not impaired as of December 31, 2013 are presented below:

			Ageing of receivables (days)
As of December 31, 2013	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	484,499	447,640	16,474	2,140	13,330	4,722	193
Payment processing fees receivable from merchants	149,481	120,527	28,418	307	227	—	2
Receivables for advertising	50,647	18,295	19,714	8,956	3,682	—	—
Rent receivables	65,812	25,599	22,384	6,417	11,380	32	—

Total trade and other receivables	750,439	612,061	86,990	17,820	28,619	4,754	195

For the year ended December 31, 2014, the provision for impairment of receivables movement was the following:

	Provision for			Provision for
	impairment of			impairment of
	receivables as	(Charge)/		receivables as
	of December 31,	reversal for	Write off/	of December 31,
	2013	the year	(recovery)	2014
Cash receivable from agents	(448,042)	(80,472)	22,240	(506,274)
Deposits issued to merchants	(6,223)	(432)	86	(6,569)
Payment processing fees receivable from merchants	(1,080)	(648)	(193)	(1,921)
Receivables for advertising	(24,083)	2,131	12,864	(9,088)
Advances issued to vendors	(1,726)	(640)	354	(2,012)
Rent receivables	(5,459)	(24,436)	910	(28,985)
Other receivables and advances	(4,920)	(5,771)	1,090	(9,601)

Total trade and other receivables	(491,533)	(110,268)	37,351	(564,450)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 0%-36% per annum is accrued on overdrafts granted to some agents.

For the year ended December 31, 2013, the provision for impairment of receivables movement was the following:

	Provision for			Provision for
	impairment of			impairment of
	receivables as			receivables as
	of December 31,	Charge for	Write off/	of December 31,
	2012	the year	(recovery)	2013
Cash receivable from agents	(288,017)	(194,456)	34,431	(448,042)
Deposits issued to merchants	(5,296)	(1,550)	623	(6,223)
Payment processing fees receivable from merchants	(1,352)	(70)	342	(1,080)
Receivables for advertising	(16,361)	(7,722)	—	(24,083)
Advances issued to vendors	(3,026)	(42)	1,342	(1,726)
Rent receivables	(3,701)	(1,435)	(323)	(5,459)
Other receivables and advances	(3,804)	(4,130)	3,014	(4,920)

Total trade and other receivables	(321,557)	(209,405)	39,429	(491,533)

QIWI plc

Notes to consolidated financial statements (continued)

15.	Trade and other receivables (continued)

For the year ended December 31, 2012, the provision for impairment of receivables movement was the following:

	Provision for			Provision for
	impairment of			impairment of
	receivables as			receivables as
	of December 31,	Charge for		of December 31,
	2011	the year	Write offs	2012
Cash receivable from agents	(163,465)	(136,975)	12,423	(288,017)
Deposits issued to merchants	(5,204)	(93)	1	(5,296)
Payment processing fees receivable from merchants	(1,087)	(802)	537	(1,352)
Receivables for advertising	(13,162)	(3,216)	17	(16,361)
Advances issued to vendors	(1,896)	(2,636)	1,506	(3,026)
Rent receivables	(3,143)	(558)	—	(3,701)
Other receivables and advances	(1,231)	(8,071)	5,498	(3,804)

Total trade and other receivables	(189,188)	(152,351)	19,982	(321,557)
Discontinued operations	(54,459)	(9,146)	63,605	—

Trade and other receivables, including receivables from discontinued operations	(243,647)	(161,497)	83,587	(321,557)

16.	Cash and cash equivalents

As of December 31, 2014 and 2013, cash and cash equivalents consisted of the following:

	As of	As of
	December 31,	December 31,
	2013	2014
Correspondent accounts with CB RF	656,488	2,427,102
Correspondent accounts with other banks	6,606,561	7,489,553
Short-term CB RF deposits	1,500,000	1,500,000
Other short-term bank deposits	2,389,619	5,288,106
RUB denominated cash with banks and on hand	267,855	36,432
Other currency denominated cash with banks and on hand	216,390	338,772

Total cash and cash equivalents	11,636,913	17,079,965

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

QIWI plc

Notes to consolidated financial statements (continued)

17.	Other non-current and current assets

As of December 31, 2014 and December 31, 2013, other non-current assets consisted of the following:

	As of	As of
	December 31,	December 31,
	2013	2014
Security deposit	19,500	22,345
Rent prepayment	9,245	8,133
Other	9,649	11,977

Total other non-current assets	38,394	42,455

As of December 31, 2014 and December 31, 2013, other current assets consisted of the following:

	As of	As of
	December 31,	December 31,
	2013	2014
Reserves at CB RF*	108,695	179,809
Inventories	19,004	89,665
Prepaid expenses	30,981	75,154
Other	584	1,060

Total other current assets	159,264	345,688

*	Banks are currently required to post mandatory reserves with the CBRF to be held in non-interest bearing accounts. Starting from March 1, 2013, such mandatory reserves established by the CBRF constitute 4.25% for all liabilities. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

18.	Share capital, additional paid-in capital, share premium and other reserves

The charter capital of the Company consisted of 15,000 ordinary shares with par value of €1,71 each authorized, issued and outstanding as of December 31, 2011. All issued shares were fully paid. In case of liquidation, the Company’s assets remaining after settlement with creditors, payment of dividends and redemption of the par value of shares is distributed among the ordinary shareholders proportionately to the number of shares owned.

Year 2012

Split of shares and increase of share capital

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

QIWI plc

Notes to consolidated financial statements (continued)

18.	Share capital, additional paid-in capital, share premium and other reserves (continued)

Year 2012 (continued)

Split of shares and increase of share capital (continued)

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

Year 2013

Conversion of share capital for IPO purposes

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

Increase of share capital due to exercise of options

On September 10, 2013 the Company increased its issued share capital by issuance of 97,500 class B shares of €0.0005 per share as a result of the exercise of options by current and former employees which resulted in the issued share capital being increased to €26,048.75 (equivalent to 906) divided into 38,526,192 class A shares of €0.0005 each and 13,571,308 class B shares of €0.0005 each.

Conversion of share capital for SPO purposes

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

QIWI plc

Notes to consolidated financial statements (continued)

18.	Share capital, additional paid-in capital, share premium and other reserves (continued)

Year 2013 (continued)

Increase of share capital due to exercise of options

On October 16, 2013, the Company increased its issued share capital by issuance of 21,294 class B shares of €0.0005 per share as a result of the exercise of options by current and former employees which resulted in the issued share capital being increased to €26,059.40 (equivalent to 907) divided into 29,098,646 class A shares of €0.0005 each and 23,020,148 class B shares of

€0.0005 each.

Year 2014

Increase of share capital due to exercise of options

On January 17, January 22, February 2, March 5, 2014, the Company increased its issued share capital by issuance of 86,882 class B shares of €0.0005 per share as a result of the exercise of options by current and former employees which resulted in the issued share capital being increased to €26,102.84 (equivalent to 909) divided into 29,098,646 class A shares of €0.0005 each and 23,107,030 class B shares of €0.0005 each.

Conversion of share capital

On April 30, 2014, July 17, 2014, August 19, 2014, September 9, 2014 and December 23, 2014 the Company took the following corporate actions in connection with the exercise of the right of conversion of class A shares into class B shares: (i) conversion of the authorized share capital from €115,425 divided into 146,598,646 class A shares of €0.0005 each and 84,251,354 class B shares of €0.0005 each to €115,425 divided into 136,394,090 class A shares of €0.0005 each and 94,455,910 class B shares of €0.0005 each, and (ii) conversion of the issued share capital from €26,102.84 divided into 29,098,646 class A shares of €0.0005 each and 23,107,030 class B shares of €0.0005 each to €27,253 divided into 18,894,090 class A shares of €0.0005 each and 35,611,908 class B shares of €0.0005 each.

Increase and conversion of share capital for SPO purposes

On June 20, 2014, the Company took the following corporate actions in connection with the exercise of the right of conversion of class A shares into class B shares: (i) conversion of the authorized share capital from €115,425 divided into 146,078,646 class A shares of €0.0005 each and 84,771,354 class B shares of €0.0005 each to €115,425 divided into 140,618,646 class A shares of €0.0005 each and 90,231,354 class B shares of €0.0005 each, and (ii) conversion of the issued share capital from €26,102.84 divided into 28,578,646 class A shares of €0.0005 each and 23,627,030 class B shares of €0.0005 each to €26,102.84 divided into 23,118,646 class A shares of €0.0005 each and 29,087,030 class B shares of €0.0005 each.

On June 20, 2014, the Company increased its issued share capital by issuance of 1,993,330 class B shares of €0.0005 per share as a result of the secondary public offering which resulted in the issued share capital being increased to €27,099.55 (equivalent to 955) divided into 23,118,646 class A shares of €0.0005 each and 31,080,360 class B shares of €0.0005 each.

On July 17, 2014, the Company increased its issued share capital by issuance of 299,000 class B shares of €0.0005 per share as a result of the secondary public offering which resulted in the issued share capital being increased to €27,249 (equivalent to 962) divided into 22,221,646 class A shares of €0.0005 each and 32,276,360 class B shares of €0.0005 each.

QIWI plc

Notes to consolidated financial statements (continued)

18.	Share capital, additional paid-in capital, share premium and other reserves (continued)

Year 2014 (continued)

Increase of share capital due to exercise of options

On November 5, 2014, the Company increased its issued share capital by issuance of 7,992 class B shares of €0.0005 per share as a result of the exercise of options by current and former employees which resulted in the issued share capital being increased to €27,253 (equivalent to 962) divided into 19,361,858 class A shares of €0.0005 each and 35,144,140 class B shares of €0.0005 each.

Each class A share has the right to ten votes at a meeting of shareholders; and each class B share has the right to one vote at a meeting of shareholders. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution the Group pays.

The additional paid-in capital of the Company in amount of 1,876,104 arose as a result of the acquisition in 2007 of ZAO e-port, ZAO QIWI Wallet and certain other subsidiaries in exchange for newly issued shares representing 35% of the Company’s share capital following issuance. The difference between the fair value of the shares issued and their nominal value was recorded as additional paid-in capital. The share premium in amount of 3,044,303 arose as a result of secondary public offering. On June 20, 2014 and July 17, 2014 the Company increased its issued share capital by issuance of 1,993,330 and 299,000 class B shares of €0.0005 per share. These shares represented by ADSs were sold by the Company to the public at a price of U.S. $ 40.00 per ADS.

The other reserves of the Group’s equity represent the financial effects from changes in equity of associates, acquisitions and disposals, as well as other operations with non-controlling interests in the subsidiaries without loss of control.

19.	Borrowings

As of December 31, 2014, outstanding borrowings consisted of the following:

	Effective		As of
	interest rate,		December 31,
Short-term borrowings	%	Maturity	2014
Bank overdraft and other borrowings	0.3% - 10%	On demand, February 2015	1,061

Total short-term borrowings			1,061
Long-term borrowings
Due to non-controlling shareholders of subsidiaries (U.S. $245,532 and €214,257)	10%	August 2016	41,981

Total long-term borrowings			41,981

Repayments of long-term and short-term borrowings beginning on January 1, 2015, including interest are as follows:

January 1, 2015 - January 1, 2016	3,913
January 1, 2016 - January 1, 2017	43,650

Total borrowings	47,563
Less interest	4,521

Total borrowings	43,042

QIWI plc

Notes to consolidated financial statements (continued)

19.	Borrowings (continued)

As of December 31, 2013, outstanding borrowings consisted of the following:

Short-term borrowings	Effective interest rate, %	Maturity	As of December 31, 2013
Bank overdrafts	0%	On demand	635

Total short-term borrowings			635

Long-term borrowings
Due to non-controlling shareholders of subsidiaries (U.S.$2,253,796 and €214,257)	10.0-10.5%	August - December 2016	100,550
Other Borrowings (U.S.$ 269,450)*	10.0%	November- December 2016	8,801

Total long-term borrowings			109,351

*  Other borrowings with the maturity date in November – December 2016 relate to liabilities of a disposal group and were reclassified to liabilities directly associated with the assets of a disposal group classified as held for sale as at December 31, 2014 in the amount of 16,245 (Note 8).

On August 13, 2014 ZAO QIWI entered into a long-term ruble overdraft facility agreement with Raiffeisenbank for an overdraft up to 460,000. The loans in the framework of the overdraft facility agreement were short –term and available from one to three months with an interest payable of one month rate of the MOSPRIME plus 2.65% per annum or internal rate of bank plus 2.15% per annum in the choice of the borrower for each tranche of the agreement. The bank kept every month commission for the reserve loan funds and interest payable on amounts drawn and outstanding at 0.3% per annum. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, assets, profit, debt, the composition of major shareholders. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

On September 27, 2013 ZAO QIWI entered into a short-term ruble overdraft facility agreement with bank VTB for an overdraft up to 85,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 800,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The overdraft facility is guaranteed by the CEO of the Group. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

On December 31, 2013 ZAO QIWI entered into a short-term ruble overdraft facility agreement with bank VTB for an overdraft up to 315,000 with a commitment fee payable on the total amount of the facility of 0.45% per annum, and interest payable on amounts drawn and outstanding at 10.3%. The credit facility is available for 335 days and to be settled within 365 days. Interest on the outstanding credit facility can be increased by 1% if a monthly turnover of overdraft does not exceed the average outstanding loan plus 950,000. The overdraft facilities contain covenants, mainly related to maintaining certain level of revenue, profitability, debt, as well as contractual relationships with the three largest Russian mobile operators as service providers, and maintaining liquidity at QIWI Bank. The overdraft facility is guaranteed by the CEO of the Group. There are no amounts drawn and outstanding under this overdraft facility at any reporting dates presented in these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

20.	Trade and other payables

As of December 31, 2014 and 2013, the Group’s accounts payable and other payables consisted of the following:

	As of	As of
	December 31,	December 31,
	2013	2014
Payables to merchants	3,305,537	3,675,182
Deposits received from agents	9,203,947	11,529,923
Deposits received from individual customers	3,147,674	3,701,483
Payment processing fees payable to agents	545,043	417,902
Accrued expenses	170,542	265,573
Payables to vendors	351,102	491,591
Payables for rent	22,577	53,819
Payables to employees	18,747	32,175
Other advances received	3,804	12,025

Total trade and other payables	16,768,973	20,179,673

21.	Amounts due to customers and amounts due to banks

As of December 31, 2014 and 2013, amounts due to customers and amounts due to banks consisted of the following:

	As of	As of
	December 31,	December 31,
	2013	2014
Due to banks	95,977	17,478
Due to customers: individuals	285,440	629,323
Due to customers: legal entities	449,809	354,485

Total amounts due to customers and amounts due to banks	831,226	1,001,286

Amounts due to customers and amounts due to banks bear the interest up to 1% and are due on demand.

22.	Revenue

Revenue for the years ended December 31 was as follows:

	2012	2013	2014
Payment processing fees	7,623,828	9,934,128	12,249,660
Revenue from advertising	454,056	507,043	288,687
Interest revenue from agent’s overdrafts	205,400	195,316	174,341
Interest revenue	234,121	352,495	452,673
Gain from currency swaps	—	32,482	141,701
Revenue from rent of space for kiosks	88,548	91,638	323,535
Cash and settlement services	216,020	485,570	767,827
Revenue from sale of kiosks	10,327	21,211	272,618
Other revenue	79,138	46,167	47,685

Total revenue	8,911,438	11,666,050	14,718,727

QIWI plc

Notes to consolidated financial statements (continued)

22.	Revenue (continued)

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	2012	2013	2014
Interest revenue	(234,121)	(352,495)	(452,673)
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(25,510)	(22,204)	(1,692)
Interest expense	7,520	28,686	41,513
Interest expense (income), net from discontinued operations	8,621	—	—

Interest expense (income), net, for the purposes of consolidated cash flow statement	(243,490)	(346,013)	(412,852)

23.	Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the years ended December 31 was as follows:

	2012	2013	2014
Transaction costs	4,420,460	5,065,182	5,078,984
Payroll and related taxes	712,360	897,975	1,390,691
Advertising commissions	68,841	92,041	67,538
Cost of rent of space for kiosks	95,214	85,025	159,344
Cost of kiosks sold	5,972	16,753	215,981
Other expenses	151,441	239,523	360,561

Total cost of revenue (exclusive of depreciation and amortization)	5,454,288	6,396,499	7,273,099

Other expenses for the year ended December 31, 2013 include loss due to security breach of 88,717.

24.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2012	2013	2014
Payroll, related taxes and other personal expenses	1,029,605	1,342,762	1,348,867
Rent of premises and related utility expenses	135,671	214,918	241,636
Bad debt expense	201,884	266,711	150,633
Office maintenance expenses	118,467	185,523	236,560
Telecommunication and internet expenses	47,228	40,990	45,886
Travelling and representation expenses	43,777	68,017	102,483
Advertising and related expenses	39,924	171,914	513,358
Professional fees	20,827	44,387	174,483
Other tax expenses	53,831	117,011	102,712
Bank services	6,757	8,671	13,628
Offering expenses	109,237	155,313	32,311
Other operating expenses	31,589	62,082	119,620

Total selling, general and administrative expenses	1,838,797	2,678,299	3,082,177

QIWI plc

Notes to consolidated financial statements (continued)

25.	Other Income

Other Income for the years ended December 31 were as follows:

	2012	2013	2014
Income from depositary	—	70,581	38,105
Income from initial recognition of loans at market rate	8,042	—	—
Other	8,627	20,615	4,148

Total other expenses	16,669	91,196	42,253

26.1.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2012	2013	2014
Proposed, declared and approved during the year:
Final dividend for 2013: U.S.$ 16,700,349 or 0.32 per share; interim dividend for 2014:U.S.$ 60,921,362 or 1.12 per share;
(2013: Final dividend for 2012: 296,000 or 5.68 per share; interim dividend for 2013:U.S.$ 48,398,014 or 0.93 per share;
2012: Final dividend for 2010: 6,475 or 0.12 per share; final dividend for 2011 U.S.$ 1,342,316 or U.S.$ 0.03 per share; interim dividend for 2012: 820,039 or 15.73 per share).	866,900	1,868,939	2,913,939
Paid during the period:
Final dividend for 2013: U.S.$ 16,700,349 or 0.32 per share; interim dividend for 2014:U.S.$ 60,921,362 or 1.12 per share;
(2013: Final dividend for 2012: 296,000 or 5.68 per share; interim dividend for 2013:U.S.$ 48,398,014 or 0.93 per share;
2012: Final dividend for 2010: 6,475 or 0.12 per share; final dividend for 2011 U.S.$ 1,342,316 or U.S.$ 0.03 per share; interim dividend for 2012: 820,039 or 15.73 per share).	865,687	1,881,082	2,940,714
Proposed for approval (not recognized as a liability as of December 31):
2013: Final dividend for 2013: U.S.$ 16,700,349 or U.S.$0.32 per share	—	546,589	—
Dividends payable as of December 31	—	—	—

QIWI plc

Notes to consolidated financial statements (continued)

26.1.	Dividends paid and proposed (continued)

Dividends paid and proposed to non-controlling interest

During the year ended December 31, 2014 SP OOO OSMP-M (Moldova) paid dividends to non- controlling shareholders in the amount of 2,388. QIWI Bank proposed, declared and approved the final dividend for 2013 and interim dividends for 2014 to non-controlling shareholders in the amount of 22. Dividends payable as of December 31, 2014 relate to dividends payable by QIWI Bank to non-controlling shareholders in the amount of 43 (other current liabilities).

During the year ended December 31, 2013 SP OOO OSMP-M (Moldova) paid dividends to non- controlling shareholders in the amount of 2,098 and QIWI Bank proposed, declared and approved dividends to non-controlling shareholders in the amount of 14. Dividends payable as of December 31, 2013 relate to dividends payable by QIWI Bank to non-controlling shareholders in the amount of 21 (other current liabilities).

During the year ended December 31, 2012 SP OOO OSMP-M (Moldova) paid dividends to non- controlling shareholders in the amount of 908 and QIWI Bank proposed, declared and approved dividends to non-controlling shareholders in the amount of 6. Dividends payable as of December 31, 2012 relate to dividends payable by QIWI Bank to non-controlling shareholders in the amount of 6 (other current liabilities).

The Company itself is a holding company, and majority of its consolidated earnings are earnings of its foreign subsidiaries. Earnings of its foreign subsidiaries are not easily distributable to the Company due to currency control restrictions, taxation of dividends and other restrictions.

26.2	Underwriter’s commission

On May 2, 2013 at Initial Public Offering (IPO) 13,473,808 shares in the form of American Depositary Share (ADS) were sold by existing shareholders of the Company at the price of U.S. $17 per ADS with total IPO proceeds received by selling shareholders of U.S. $ 229,054,736. The Company received no proceeds from the IPO.

The underwriters agreed to reimburse the Company for a portion of the shareholders expenses in connection with the IPO in the amount of 72,836. The Company distributed a portion of this reimbursement to the selling shareholders in the form of a non-proportional distribution of dividends during the year ended December 31, 2013 in the amount of 67,643. The Company expects to pay the outstanding amount of U.S. $ 165,547 (5,193) to selling shareholders by the end of 2015. Both the commission and the distribution were recorded through “other reserves” in the statement of shareholders’ equity.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

As of January 1, 2013, the Company is subject to 12.5% corporate income tax applied to its worldwide income (prior to that it was 10%).

Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20% on profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange).

Dividends received from a non-resident (foreign) company are exempt from the levy of defence contribution if either the dividend paying company derives at least 50% of its income directly or indirectly from activities which do not lead to investment income (“active versus passive investment income test” is met) or the foreign tax burden on the profit to be distributed as dividend has not been substantially lower than the Cypriot corporate income tax rate (i.e. lower than 6,25%) at the level of the dividend paying company (“effective minimum foreign tax test” is met). The Company has not been subject to defence tax on dividends received from abroad as the dividend paying entities are engaged in trading activities.

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2014 and 2013, relate to the following:

	Consolidated statement of		Consolidated statement of
	financial position as of		profit or loss for the year
	December 31		ended
	2014	2013	2014	2013
Intangible assets	(62,527)	(64,765)	2,238	3,205
Trade and other payables	127,832	58,415	69,417	19,553
Allowance for doubtful accounts	115,831	112,058	3,773	29,948
Tax loss carry forwards	13,341	17,205	(3,864)	2,896
Loans issued	20,066	15,465	4,601	14,140
Taxes on unremitted earnings	(23,775)	(21,599)	(2,176)	(1,498)
Other	11,045	7,924	3,121	7,794

Net deferred income tax asset	201,813	124,703	77,110	76,038

including:
Deferred tax asset	239,571	183,333
Deferred tax liability	(37,758)	(58,630)

Deferred tax asset arising from tax loss carry forwards relates to loss making subsidiaries operating principally in Romania, USA and Latvia. Term of expiration of the related tax loss carry forwards is 7 years in Romania, 20 years in USA and 8 years in Latvia.

Deferred tax assets relating to tax loss carry forwards amounting to 51,610 were not recognized as of December 31, 2014 (2013 – 19,233) because the Group does not believe that the realization of related deferred tax assets is probable.

The Company does not intend to distribute a portion of its accumulated undistributed foreign earnings. At December 31, 2014 the amount of tax that it would pay to distribute them would be

23,775 (2013 – 21,599).

The Company intends to repatriate all 2014 earnings from its Russian subsidiaries, which resulted in accrual of respective taxes on unremitted earnings.

	2012	2013	2014
Deferred income tax asset, net as of January 1	44,035	57,740	124,703
Effect of acquisitions of subsidiaries	—	(9,075)	—
Deferred tax benefit	13,705	76,038	77,110

Deferred income tax asset, net as of December 31	57,740	124,703	201,813

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax (continued)

For the year ended December 31, income tax expense included:

	2012	2013	2014
Total tax expense from continuing operations	(407,729)	(609,509)	(894,506)
including:
Current income tax expense	(426,887)	(685,547)	(971,616)
Deferred tax benefit	19,158	76,038	77,110

Total tax expenses from discontinued operations	(6,828)	—	—
including:
Current income tax expense	(1,375)	—	—
Deferred tax expense	(5,453)	—	—

Income tax expense for the year	(414,557)	(609,509)	(894,506)

Theoretical and actual income tax expense for continuing operations is reconciled as follows:

	2012	2013	2014
Profit before tax from continuing operations	1,455,870	2,444,883	5,862,423
Theoretical income tax expense at the Company’s tax rate of 12.5% (Cyprus) (10% in 2012)	(145,587)	(305,610)	(732,803)
Increase resulting from the tax effect of:
Non-deductible expenses	(59,645)	(126,403)	(172,718)
Non-taxable income	6,837	16,204	254,404
Tax on dividends	(53,189)	(100,022)	(117,455)
Effect of income of subsidiaries taxed at different rates	(141,139)	(81,322)	(94,927)
Unrecognized tax assets	(15,006)	(12,356)	(31,007)

Total income tax expense	(407,729)	(609,509)	(894,506)

Theoretical and actual income tax expense for discontinued operations is reconciled as follows:

2012
Profit before tax from discontinued operations	(233,535)
Theoretical income tax expense at the Company’s tax rate of 10% (Cyprus)	23,354
Increase resulting from the tax effect of:
Non-deductible expense and non-taxable income	168
Tax on dividends	23
Effect of loss of subsidiaries taxed at different rates	20,406
Unrecognized tax assets	(41,494)
Non-taxable gain from disposal of subsidiaries	4,655
Tax effect of non-deductible loss on re-measurement to fair value	(13,940)

Total income tax expense	(6,828)

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

In 2014, the Russian economy was negatively impacted by a significant drop in crude oil prices and a significant devaluation of the Russian Rouble, as well as sanctions imposed on Russia by several countries. In December 2014, the Rouble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17%. The combination of the above resulted in reduced access to capital, a higher cost of capital, increased inflation and uncertainty regarding economic growth, which could negatively affect the Group’s future financial position, results of operations and business prospects. Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

The Company’s Russian subsidiaries have started providing payment services in Crimea. There is a small residual risk that QIWI plc might be seen as acting indirectly through its Russian subsidiaries while conducting operations in Crimea and thus violating Crimea-related EU sanctions regimes. Nevertheless the management reliably estimates that the Crimea operations, since executed solely by the Russian subsidiaries, do not put QIWI plc at risk of breaching the Crimea-related EU sanctions.

In light of hardening geopolitical situation in the Ukraine, the United States of America and the European Union has adopted the package of economic restrictive measures imposing certain sanctions on operations of various Russian banks, including VTB Bank and Gazprombank. Some subsidiaries of the Company hold bank accounts in the aforementioned banks as well as have credit lines and bank guarantees in VTB Bank. Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS which are discussed below suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

Due to its international structure, the Group is subject to transfer pricing and permanent establishment risks in various jurisdictions it operates in. Starting 1 January 2012, a new Russian transfer pricing legislation came into force, which allows the Russian tax authorities to apply transfer pricing adjustments and impose additional tax liabilities in respect of “controlled” transactions, if the transaction price differs from the market price. The Russian transfer pricing legislation grants taxpayers the right to justify their compliance with the arm’s length principle at prices used in controlled transactions by preparing the transfer pricing documentation.

The Group manages the related risks by looking at its management functions and risks in various countries and level of profits allocated to each subsidiary. The list of “controlled” transactions of the Group includes various transactions between different Russian entities as well as certain types of cross-border transactions. The Group determines its tax liabilities arising from “controlled” transactions using actual transaction prices.

Currently the tax authorities perform tax audits of many Russian taxpayers with major focus on compliance with new transfer pricing legislation. It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the near future. Due to the uncertainty and lack of established practice of application of the new Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) and accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they may be material.

The Management believes that the Group is able to prove the arms’ length nature of prices with respect to the “controlled” transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

In 2014 significant changes to the Russian tax legislation were adopted which are aimed at preventing the abuse of “offshore” structures (so-called “de-offshorization” legislation). In particular, these changes include the definition of beneficiary ownership, tax residence of legal entities by the place of actual carrying out activities, as well as approach to taxation of controlled foreign companies. The amendments came into force since January 1, 2015. The Group is currently evaluating the potential effect of the new legislative changes on the Group business and financial results. It is possible that these changes might have an impact on its financial results starting 2015, however, currently the effect of these amendments cannot be reliably estimated.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Government regulation of the electronic payment systems, and advertising

In certain jurisdictions where the Group operates, the legislation on e-payments is not yet mature and is developing, and no assurance can be made that if such legislation is changed or the new legislation adopted it will be beneficial to the Group’s business. From time to time, the Group may also be subject to the investigations in the area of anti-money laundering by the regulatory authorities. The subject of investigation varies and may include alleged violations of the Russian law on advertising, in particular related to consents from the Group’s consumers for sending them SMS advertising messages. Historically, the penalties imposed on the Group as a result of such investigations were insignificant. In addition, the Group generally disputes them in the normal course of business, and expects to be able to resolve such disputes in Group’s favor. In addition, there is a lot of uncertainty regarding future legislation on taxation of e-payments, including in respect of the place of taxation. Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose the Group to increased costs, liability and reputational damage that could have a material adverse effect on the Group’s business, financial condition and results of operations.

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

Anti-Trust Investigation in Kazakhstan

In March 2012, Group’s subsidiary in Kazakhstan became subject to the anti-trust investigation conducted by the Competition Protection Agency of the Republic of Kazakhstan, or the Agency, concerning alleged abuse of its dominant electronic payment market position in this country. The maximum liability to which the Group can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. No fine has been levied as a result of the investigation, but the Agency has issued an order to rectify violations of the anti-trust legislation. The Group has complied with the orders and has taken actions to remedy applicable failures. The Group expects similar investigations by the Agency in future to recur, but cannot reliably estimate at this time the amounts of claims that can be brought against the Group in the future in connection with them.

In March 2014, Group’s subsidiary in Kazakhstan received a request from anti-trust authorities for information related to Group subsidiary’s business in the framework of analysis of the Kazakhstan market of payments for goods (works, services) through payment terminals. As of the date hereof the Group sent the information requested to the anti-trust authorities.

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

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

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

Following the positive outcome of the first, second and third quarterly reviews of Cyprus’s economic program by the European Commission, the European Central Bank and the International Monetary Fund during 2013, the Eurogroup endorsed the disbursement of the scheduled tranches of financial assistance to Cyprus.

The Group’s assets domiciled in Cyprus are not significant, and on this basis the directors and management do not anticipate any material impact on the future recovery of the Group’s assets from the resolution of this issue.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

QIWI Bank issues

The legal meaning of the prepaid cards in accordance with the existing law is not clear, the Group used to consider them as a different form of payment not expressly provided but not prohibited by Russian law.

At the end of March, 2014 QIWI Bank received an opinion of the Bank of Russia on this issue according to which prepaid cards are classified as electronic payment instruments as the Bank of Russia presumes that there are no other forms of payments than expressly provided by law. The Group realizes that based on the aforesaid opinion, the Bank of Russia may further issue an instruction to rectify discovered violations. As a result QIWI Bank may be subject to fines and/or additional regulations which may impact QIWI Bank’s business and results of operations in the future.

National Payment System law amendments

Amendments to the law “On the national payment system” and to the anti-terrorism legislation were enacted and are effective starting from May 15, 2014. The law includes no limits on consumer to business payment transactions. However, under the new law, customers who do personalize their Visa QIWI Wallet account through a simplified identification procedure will see their previous transaction limits significantly increased to 60,000 Rubles per day and 200,000 Rubles per month, up from 15,000 Rubles and 40,000 Rubles previously. Management believes this provision could be a long-term positive for the Group, as it plans to identify certain Visa QIWI Wallet customers. Next, the law does prohibit unidentified P2P money transfers. As a result, Visa QIWI Wallet customers who wish to make personal, wallet-to-wallet money transfers will be required to go through an identification procedure. The Group experiences little to its current business as a result of this as the Group does not charge its customers for P2P money transfer.

The Group takes all possible measures to bring its current activities in compliance with the requirements of the above mentioned amendments to law. Though certain clauses of the law may impact the loan repayment and money remittance volumes and the Group is currently assessing the potential impact on its business. The analysis has not yet been completed, but the adverse impact on Group’s business cannot currently be ruled out.

Operating lease commitments

The Group has commercial lease agreements of office buildings and kiosk places. The leases have an average life of between one (for kiosk places) and six (for office buildings) years. Total lease expense for the twelve months ended December 31, 2014 is for rent of office places 222,327 (2013 – 190,752) and for kiosk places rent 159,344 (2013 – 85,025).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, 2014 are as follows:

Within one year	232,656
After one year but not more than five years	782,975
More than five years	78,678

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Pledge of assets

As of December 31, 2014 the Group pledged debt instruments with the carrying amount of 400,000 (2013 – 400,000) as collateral for merchants, 2,558,682 (2013 – 1,083,574) as collateral for VTB bank guarantee issued to VISA and 486,643 (2013 – 462,732) as coverage for supporting its short-term overnight credit facility at CB RF.

Commitments to Mail.ru Group Limited

The Group committed to purchase of advertising services from Mail.ru Group Limited affiliates in amount of 260,000 during three years starting from November 2014. Mail.ru Group Limited makes advertising available for the Group on the standard commercial rates. As at December 31, 2014 the Group spent 50,000 on advertising under this agreement.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the relevant financial year and balances with related parties as of the end of the relevant years:

	Amounts	Amounts owed	Cash due to
	owed by related	to related	related party
Category of related party	parties	parties	customers
As of December 31, 2014
Associates	—	(24,798)	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	(46,154)	—
Other operations	2,411	—	(586,469)
Other related parties (A)	—	(257,768)	(13)

As of December 31, 2013
Associates	5,255	—	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	(14,016)	—
Other operations	1,581	—	(229,585)
Other related parties (A) (B) (C)	30,186	(533,635)	(3,828)

	Revenue	Cost of
	from	revenue to	Operating	Interest
	related	related	income and	paid/
Category of related party	parties	parties	expenses	received
The year ended December 31, 2014

Associates	2,637	—	—	712
Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	—	(163,940)	—
Share-based payments	—	—	(32,509)	—
Other operations	74	(2)	(11,181)	—
Other related parties (B) (C)	243,000	(197,010)	(2,332)	(12,993)

The year ended December 31, 2013
Associates	85,379	(2,463)	—	16,804
Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	—	(123,268)	—
Share-based payments	—	—	(61,609)	—
Other operations	74	(2)	(1,212)	—
Other related parties (B) (C)	346,129	(121,780)	(12,029)	(7,005)

The year ended December 31, 2012
Associates	231,003	(4)	—	23,889
Key management personnel of the entity or its parent, incl.:
Short-term benefits (D)	—	—	(124,164)	—
Share-based payments	—	—	(20,576)	—
Other operations	—	—	—	210
Other related parties (B)	127,213	(9,545)	(7,586)	(3,802)

QIWI plc

Notes to consolidated financial statements (continued)

29.	Balances and transactions with related parties (continued)

Other related parties mostly include transactions that are described below:

(A)	Other related parties include Shareholders which have significant influence on the Group’s partly-owned subsidiaries and finance them in the form of loans. The loan agreements were entered into on arm’s length terms and do not deviate in any material aspect from the terms used in similar contracts with non-related parties. Interest expense from these loans is not significant.

(B)	Other related parties include a group of companies controlled by one of the shareholders that act as merchants. Since September 9, 2014 this group of companies is not related party for the Group. Revenue accrued by the Group from these related parties for the period from January 1, 2014 till September 9, 2014 in the amount of 79,734 (2013 – 113,066, 2012 – 123,321) represents payment processing fees. Cost of revenue incurred from these entities by the Group for the period from January 1, 2014 till September 9, 2014 and for the year ended December 31, 2013 is not significant. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.

(C)	Since June 7, 2013 other related parties include a group of companies under common control with one of the Group’s shareholders described in the previous paragraph above, which act as both merchants and agents for the Group and include a mobile network operator, which is one of the Group’s top three customers. Since September 9, 2014 this group of companies is not related party for the Group. Revenue accrued to the Group by these related parties for the period from January 1, 2014 till September 9, 2014 in the amount of 163,266 (2013 – 224,254) represents payment processing fees. Cost of revenue, incurred to these entities by the Group for the period from January 1, 2014 till September 9, 2014 in the amount 195,295 (2013 – 117,272) represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that The Group would use in similar contracts with non-related parties

(D)	Short-term benefits of key management comprise cash remuneration of the members of the Board of Directors and key management. Cash remuneration of the members of the Board of Directors (each a “Director” and collectively, “Directors”) of the Company amounted to 66,332 the year ended December 31, 2014 (2013 - 35,174 and 2012 – nil).

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

QIWI plc

Notes to consolidated financial statements (continued)

30.	Risk management (continued)

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect future cash flows or the fair values of financial instruments. The Group’s income and operating cash flows are substantially independent of changes in market interest rates, because it has no significant interest-bearing assets or liabilities except for borrowings (Note 19) and debt instruments (Note 31) with a fixed interest rate. The Group used fixed rate instruments in 2014 and 2013.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

As of December 31, 2013 the Group’s net assets in foreign currencies were not significant.

During last SPO the Company increased its issued share capital by 2,292,330 class B shares and received 88,942,404 U.S. $ (Note 18). These proceeds are accounted as deposits in other currency in cash and cash equivalents as at year end 2014. Due to appreciation of U.S. $ rate against RUB from date of SPO to December 31, 2014 by approximate 64% the Group received foreign exchange gain in the amount of 1,947,021 for the year ended December 31, 2014. The Group intends to use these assets for settlement of its U.S. $ denominated obligations that will arise from its M&A activity.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in US Dollar and Kazakhstan Tenge exchange rates, with all other variables held constant. The Group’s exposure to foreign currency changes for all other currencies is not material.

	Effect on profit	Effect on
change in US Dollar	before tax	pre-tax equity
+29%	303,397	3,609
- 29%	(303,397)	(3,609)

change in	Effect on profit	Effect on
Kazakhstan Tenge	before tax	pre-tax equity
+34%	67,050	71,247
- 34%	(67,050)	(71,247)

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

Liquidity risk and capital management (continued)

The macroeconomic slowdown in Russia, caused among other things by dropping oil prices and sanctions regime, which effectively limited the access to liquidity of the key Russian banks led to liquidity shortage in the market the Group operates. In addition, Central Bank of Russia while trying to prevent further devaluation of ruble increased the short-term ruble borrowing rate to 17%. This exacerbated the liquidity shortage on the market. As a consequence, banks and entities in Russia substantially decreased credit limits in their everyday operations. Management noted that the Group’s merchants and partners started since the end of 2014 to request from the Group larger collaterals to hedge their risks. The Group was able to manage these new requirements to date, though the liquidity shortage in the market may further exacerbate and consequently it may have further negative effects on Group’ operations which cannot be now reliably estimated.

According to CB RF requirements, a bank’s capital calculated based on Russian accounting standards should be not less than 10% of its risk-adjusted assets. As of December 31, 2014, ZAO “QIWI Bank’s” capital comprised 14% (2013 – 11%) thereby exceeding the required level. ZAO “QIWI Bank” monitors the fulfillment of requirements on a daily basis and sends the report to CB RF on a monthly basis. During the year 2014 ZAO “QIWI Bank” breached the capital adequacy ratio set by instruction of the CB RF once with no significant consequences for the Group. During the year 2013 ZAO “QIWI Bank” met the capital adequacy requirements.

As of December 31, 2014, the risk-adjusted capital adequacy coefficient calculated in accordance with 1988 Basel Capital Accord consisted of 39% (2013 – 31%) that exceeded minimal level (8%, 2013 – 8%).

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

		Due:
	Total	On demand	Within a year	More than a year
Long-term and short-term borrowings	43,042	—	1,061	41,981
Trade and other payables	20,180,660	20,179,673	—	987
Amounts due to customers and amounts due to banks	1,001,286	1,001,286	—	—

Total as of December 31, 2014	21,224,988	21,180,959	1,061	42,968

		Due:
	Total	On demand	Within a year	More than a year
Long-term and short-term borrowings	109,986	—	635	109,351
Trade and other payables	16,768,973	16,768,973	—	—
Amounts due to customers and amounts due to banks	831,226	831,226	—	—

Total as of December 31, 2013	17,710,185	17,600,199	635	109,351

QIWI plc

Notes to consolidated financial statements (continued)

30.	Risk management (continued)

Credit risk

Financial assets, which potentially subject the Group and its subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CB RF, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those of the banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables (Note 15). The table below demonstrates the largest counterparties’ balances and revenues, as a percentage of respective totals:

	Trade and other receivables		Revenue
	As of	As of
	December 31,	December 31,
	2013	2014	2013	2014
Concentration of credit risks by main counterparties, % from total amount
Top 5	33%	36%	16%	8%
Others	67%	64%	84%	92%

Collection of receivables could be influenced by economic factors; management believes that there is no significant risk of loss to the Group beyond the allowance already recorded.

QIWI plc

Notes to consolidated financial statements (continued)

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

The fair value of the Group’s financial instruments as of December 31, 2014 and 2013, is presented by type of the financial instrument in the table below:

		As of December 31, 2013		As of December 31, 2014
		Carrying		Carrying
		amount	Fair value	amount	Fair value
Financial assets
Cash and cash equivalents	LAR	11,636,913	11,636,913	17,079,965	17,079,965
Trade and other receivables	LAR	2,717,604	2,717,604	5,170,865	5,170,865
Debt instruments	HTM	3,012,153	3,013,975	3,939,182	3,742,857
Short-term loans	LAR	65,430	65,430	31,588	31,588
Long-term loans	LAR	10,637	10,637	52,648	52,648

Total financial assets		17,442,737	17,444,559	26,274,248	26,077,923

Financial liabilities
Long-term borrowings	FLAC	109,351	109,351	41,981	41,981
Short-term borrowings	FLAC	635	635	1,061	1,061
Trade and other payables	FLAC	16,776,598	16,776,598	20,180,660	20,180,660
Due to banks	FLAC	95,977	95,977	17,478	17,478
Bank’s customer’s accounts	FLAC	735,249	735,249	983,808	983,808

Total financial liabilities		17,717,810	17,717,810	21,224,988	21,224,988

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•	Cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their carrying amount largely due to short- term maturities of these instruments;

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer. Based on this evaluation, impairment is taken into account for the expected losses of these assets. As of December 31, 2014 and 2013 the carrying amounts of such receivables, net of allowances, are not materially different from their calculated fair values.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Financial instruments (continued)

Short and long-term debt instruments include debt securities carried at amortized cost. The Group concluded that no impairment needed to be recorded at December 31, 2014 and 2013 because the fall in fair value of debt instruments is due to decrease of credit rating of Russia but not reflected the real future cash inflow.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

			Fair value measurement using
			Quoted prices	Significant	Significant
			in active	observable	unobservable
			markets	inputs	inputs
Assets for which fair values are disclosed	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Debt instruments	December 31, 2014	3,742,857	3,742,857	—	—
Long-term loans	December 31, 2014	52,648	—	—	52,648

Liabilities for which fair values are disclosed

Long-term borrowings	December 31, 2014	41,981	—	—	41,981

Assets for which fair values are disclosed

Debt instruments	December 31, 2013	3,013,975	3,013,975	—	—

Long-term loans	December 31, 2013	10,637	—	—	10,637

Liabilities for which fair values are disclosed

Long-term borrowings	December 31, 2013	109,351	—	—	109,351

QIWI plc

Notes to consolidated financial statements (continued)

32.	Share-based payments

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

The following table illustrates the movements in share options during the year ended December 31, 2014:

		As of	Forfeited	Exercised	Granted	As of
	Tranche vesting	December 31,	during the	during the	during the	December 31,
	date	2013	period	period	period	2014
Tranche 1	December 21, 2012	247,308	—	(43,664)	—	203,644
	upon IPO
Tranche 2.1	(May 2013)	247,308	—	(43,664)	—	203,644
Tranche 2.2	January 1, 2014	575,604	—	(43,880)	382,000	913,724
Tranche 3	January 1, 2015	735,505	(70,023)	—	382,000	1,047,482
Tranche 4	January 1, 2016	503,579	(95,893)	—	382,000	789,686

Based on the above, as of December 31, 2014 the Company has a total of 3,158,180 options outstanding, of which 1,321,012 is vested and 1,837,168 are unvested.

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2014 was 421,822 (December 31, 2013 – 230,937).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2014 was 3 years.

The weighted average share price for share options exercised during the reporting period was U.S. $13.6452.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Share-based payments (continued)

The following table presents the summary of inputs of the Black-Scholes Merton option pricing model used for the ESOP for the determination of the fair value of the granted options which was calculated separately for each tranche:

Granted on	Exercise price (U.S. $)	Dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected life of options (years)	Share price (U.S. $)	Grant-date fair value of the options, (U.S. $)
December 21, 2012	13.6452	—	28-30	0.75-1.09	5.0-6.5	15.84	5.34-5.73
November 15, 2013	41.2380	2.83	30-32	0.34-0.63	2.0-3.0	43.32	7.09-8.32
November 16, 2013	41.3990	2.83	30-32	0.34-0.63	2.0-3.0	43.32	7.02-8.27
December 4, 2013	46.573	2.83	29-32	0.30-0.61	2.0-3.0	45.37	5.86-7.57
February 6, 2014	36.091	2.83	28-31	0.32-0.65	2.0-3.0	38.69	6.10-7.56
February 14, 2014	37.427	2.83	29-32	0.31-0.66	2.0-3.0	39.93	6.26-7.86
May 22, 2014	34.09	2.83	28-29	2.94-3.26	2.0-3.0	44.89	12.26-13.24
May 23, 2014	35.46	2.83	28-29	2.94-3.25	2.0-3.0	43.85	10.57-11.70
May 28, 2014	37.89	2.83	28-29	2.94-3.23	2.0-3.0	43.64	9.01-10.24

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

Dividends distribution

On March 6, 2014, the board of directors of the Company approved a decision to retain 2014 earnings within the Company and to refrain from paying dividends based on the year 2014 results.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By:	/s/ Sergey Solonin
Name:	Sergey Solonin
Title:	Chief Executive Officer
Date:	March 12, 2015

Exhibits Index

Exhibit Number	Description of Document

1.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 3.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.4	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

8.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on March 27, 2013)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Ernst & Young LLC