Form 20-F
period 2015-12-31
QIWI
filed 2016-03-15
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Kennedy 12, Kennedy Business Centre, 2 nd floor

P.C. 1087, Nicosia, Cyprus

(Address of principal executive offices)

Yakov Barinskiy

+7 (357) 250-28091

ir@qiwi.com

Kennedy 12, Kennedy Business Centre, 2 nd floor

P.C. 1087, Nicosia, Cyprus

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

As of December 31, 2015, 15,516,573 Class A ordinary shares, par value EUR 0.0005 per share and 44,902,028 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow: Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our ability to grow our payment volumes;

•	our ability to maintain and grow the size of our distribution network;

•	our ability to increase our market share in our key payment categories;

•	our ability to maintain our relationships with our merchants and agents;

•	the expected growth of Visa Qiwi Wallet and alternative methods of payment;

•	our ability to continue to develop new and attractive products and services;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	our ability to grow our advertising revenue and other value added services;

•	competition in our industry;

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

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

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with the information in Item 5 “Operating and Financial Review and Prospects” and Item 3.D “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board, or IFRS, and endorsed by the European Union.

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented for the year ended December 31, 2015. These translations are solely for convenience of the reader and were calculated at the rate of RUB 72.8827 per U.S. $1.00, which is equal to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2015.

	Year ended December 31,
	2011	2012	2013	2014		2015
	RUB	RUB	RUB	RUB		RUB		U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	8,158	8,911	11,666	14,719		17,717		243
Cost of revenue	(5,573)	(5,454)	(6,396)	(7,273)		(8,695)		(119)
Selling, general and administrative expenses	(1,543)	(1,838)	(2,678)	(3,082)		(3,469)		(48)
Depreciation and amortization	(141)	(129)	(113)	(353)		(689)		(9)
Impairment of intangible assets and goodwill	—	(4)	(5)	—		—		—
Profit from operations	901	1,486	2,473	4,010		4,864		67
Gain on bargain purchase	15	—	—	—		—		—
Gain/(loss) from disposal of subsidiaries	7	(1)	—	—		(38)		(1)
Other income	10	17	91	42		20		0
Other expenses	(73)	(29)	(20)	(30)		(43)		(1)
Foreign exchange gain	37	81	79	3,359	(1)	2,801	(1)	38
Foreign exchange loss	(49)	(103)	(71)	(1,428	)(1)	(1,360	)(1)	(19)
Share of loss of associates	(23)	(13)	(79)	(27)		—		—
Impairment of investment in associates	—	—	(22)	(25)		—		—
Interest income	6	26	22	2		16		0
Interest expense	(4)	(9)	(29)	(42)		(109)		(2)
Profit before tax from continuing operations	827	1,456	2,445	5,862		6,151		84
Income tax expense	(241)	(408)	(610)	(895)		(877)		(12)
Net profit from continuing operations	586	1,048	1,835	4,968		5,274		72
Loss from discontinued operations	(156)	(240)	—	—		—		—
Net profit	430	808	1,835	4,968		5,274		72
Attributable to:
Equity holders of the parent	520	910	1,873	5,024		5,187		71
Non-controlling interests	(90)	(102)	(38)	(56)		86		1
Weighted average number of shares
Basic	52	52	52	53		58		58
Diluted	52	52	52	54		58		58
Earnings per share
Basic	10.00	17.50	36.00	94.09		89.72		1.23
Diluted	10.00	17.50	35.70	92.73		89.49		1.23
Dividends declared per share
RUB	8.01	16.67	35.86	53.46		11.56		n/a
U.S.$	0.25	0.55	1.10	0.95		0.25		n/a

	As of December 31,
	2011	2012	2013	2014		2015
	RUB	RUB	RUB	RUB		RUB		U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	8,810	9,943	11,637	17,080		19,363		266
Total current assets	12,112	15,607	16,342	25,036		27,015		371
Total assets	15,306	18,709	20,665	30,050		41,577		570
Total equity	2,355	2,499	2,704	8,334		22,436		308
Total debt	190	65	110	43		3		0
Total liabilities	12,951	16,210	17,961	21,716		19,142		263
Total equity and liabilities	15,306	18,709	20,665	30,050		41,577		570

	Year ended December 31,
	2011	2012	2013	2014	2015
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Adjusted net revenue(2)	3,254	4,169	6,168	8,836	10,228	140
Adjusted EBITDA(2)	1,183	1,851	2,978	4,818	5,640	77
Adjusted net profit(2)	721	1,306	2,173	3,496	4,142	57
Payment volume (in billions)(3)	402	475	561	645	873	12
Active kiosks and terminals (units)(4)	170,384	169,102	168,236	181,148	172,269	n/a
Active Visa Qiwi Wallet accounts (at period end, in millions)(5)	8.1	11.4	15.4	17.2	16.1	n/a
Average net revenue yield(6)	0.82%	0.88%	1.10%	1.37%	1.17%	n/a

(1)	Primarily relates to foreign currency changes resulting from the $88,942,404 received in connection with our offering of ADSs in June 2014. As of December 31, 2015, the majority of these funds had not been utilized.
(2)	See “—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.
(3)	Payment volume consists of the amounts paid by our customers to merchants less intra-group eliminations.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(6)	Average net revenue yield is defined as adjusted net revenue divided by payment volume.

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

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back compensation to employees and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue in addition to gross revenue. We add back compensation to employees and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Nevertheless, compensation to employees and related taxes represents an important portion of our operating costs and affects liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,
	2011	2012	2013	2014	2015
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Revenue	8,158	8,911	11,666	14,719	17,717	243
Minus: Cost of revenue (exclusive of depreciation and amortization)	(5,573)	(5,454)	(6,396)	(7,273)	(8,695)	(119)
Plus: Compensation to employees and related taxes	669	712	898	1,391	1,206	17
Adjusted net revenue	3,254	4,169	6,168	8,836	10,228	140

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for loss from discontinued operations, share of loss of associates, impairment of investment in associates, foreign exchange gain and loss, other expenses, other income, loss/(gain) on disposal of subsidiaries, corporate costs allocated to discontinued operations, gain on bargain purchase, income from depositary, offering expenses, share-based payment expenses and impairment of goodwill and intangible assets acquired in the business combinations. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange loss/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses), and certain one-time income expenses (affecting other income, offering expenses, gain on bargain purchase, gain (loss) on disposal of subsidiaries and income from depository). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have other been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA excludes the non-cash impact of loss from discontinued operations and corporate costs allocated to discontinued operations because we do not believe these items reflect the underlying performance of our business. Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not include offering expenses;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not include gains and losses from discontinued operations; and

•	adjusted EBITDA does not include share-based payments.

	Year ended December 31,
	2011	2012	2013	2014		2015
	RUB	RUB	RUB	RUB		RUB		U.S.$
	(in millions)
Net Profit	430	808	1,835	4,968		5,274		72
plus:
Depreciation and amortization	141	129	113	353		689		9
Gain on bargain purchase	(15)	—	—	—		—		—
Impairment of investment in associates	—	—	22	25		—		—
(Gain)/loss from disposals of subsidiaries	(7)	1	—	—		38		1
Other income (excluding income from depositary)	(10)	(17)	(20)	(4)		(20)		(0)
Other expenses	73	29	20	30		43		1
Foreign exchange gain	(37)	(81)	(79)	(3,359	)(1)	(2,801	)(1)	(38)
Foreign exchange loss	49	103	71	1,428	(1)	1,360	(1)	19
Share of loss of associates	23	13	79	27		—		—
Interest income	(6)	(26)	(22)	(2)		(16)		(0)
Interest expenses	4	9	29	42		109		2
Income tax expenses	241	408	610	895		877		12
Income from depositary(2)	—	—	(71)	(38)		—		—
Corporate costs allocated to discontinued operations	141	61	—	—		—		—
Offering expenses	—	109	155	32		—		—
Share-based payment expenses	—	66	231	422		88		1
Loss from discontinued operations	156	240	—	—		—		—
Impairment of intangible assets and goodwill	—	—	5	—		—		—
Adjusted EBITDA	1,183	1,851	2,978	4,818		5,640		77

(1)	Primarily relates to foreign currency changes resulting from the $88,942,404 received in connection with our offering of ADSs in June 2014. As of December 31, 2015, the majority of these funds had not been utilized.
(2)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in our financial statements.

Adjusted net profit

Adjusted net profit is defined as net profit excluding loss from discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, gain on bargain purchase, gains (loss) on disposals of subsidiaries, share-based payment expenses, offering expenses, impairment of goodwill and intangible assets acquired in the business combinations, income from depositary, foreign exchange gain on June 2014 offering proceeds and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss from discontinued operations, corporate costs allocated to discontinued operations, gain on bargain purchase, gains on disposals, the effects of deferred taxation on excluded items and offering expenses do not represent the core operations of the business, and amortization of fair value adjustments and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,
	2011	2012	2013	2014	2015
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net profit	430	808	1,835	4,968	5,274	72
Loss from discontinued operations, net of tax	156	240	—	—	—	—
Impairment of intangible assets and goodwill	—	—	5	—	—	—
Corporate costs allocated to discontinued operations	141	61	—	—	—	—
Amortization of fair value adjustments	51	42	22	74	270	4
Gain on bargain purchase	(15)	—	—	—	—	—
Loss(gain) on disposals of subsidiaries	(7)	1	—	—	38	1
Offering expenses	—	109	155	32	—	—
Income from depositary(1)	—	—	(71)	(38)	—	—
Share-based payment expenses	—	66	231	422	88	1
Effect of taxation of the above items	(35)	(21)	(4)	(15)	(52)	(1)
Foreign Exchange gain on June 2014 offering proceeds(2)	—	—	—	(1,947)	(1,476)	(20)
Adjusted net profit	721	1,306	2,174	3,496	4,142	57

(1)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.
(2)	Foreign exchange gain on June 2014 offering proceeds, as presented in the reconciliation of net profit to adjusted net profit differs from the foreign exchange loss/(gain) in the reconciliation of net profit to adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former relates solely to foreign currency changes resulting from the $88,942,404 received in connection with our offering of ADSs in June 2014.

Exchange Rate Information

The following tables show, for the periods indicated, certain information regarding the exchange rates between the Russian ruble and the U.S. dollar, based on the official exchange rate quoted by the CBR.

Period	Period End	Period average(1)	High	Low
Year ended December 31, 2011	32.20	29.38	32.68	27.26
Year ended December 31, 2012	30.37	30.97	34.04	28.95
Year ended December 31, 2013	32.73	31.98	33.47	29.93
Year ended December 31, 2014	56.26	39.34	67.79	32.66
Year ended December 31, 2015	72.88	62.01	72.88	49.18
September 2015	66.24	66.78	68.79	65.35
October 2015	64.37	63.25	65.94	61.15
November 2015	66.24	65.03	66.63	63.40
December 2015	72.88	69.70	72.88	66.62
January 2016	75.17	77.93	83.59	72.93
February 2016	75.09	77.33	79.50	75.09
March 2016 (through March 11)	72.38	73.83	75.90	72.38

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month in the relevant period. The period average in respect of a month is calculated as the average of the exchange rates for each business day in the relevant month.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

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

In Russia, we face significant competition from major retail banks for our services. Our primary competitors include Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking systems and large retail networks. Some retail banks are currently developing their own networks of kiosks and terminals and various electronic payment products. Sberbank, for example, has stated that its strategic goals include the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking, and actively develops its online payment services capabilities, including through Yandex.Money, a major electronic payment system operator in Russia. Sberbank has access to significant financial resources and an extensive nationwide network of branches that can serve as a platform for the expansion of its kiosk business. Sberbank is the largest processor of utility bill payments, which constitute a very significant portion of overall consumer spending in our industry. These factors may give Sberbank a substantial competitive advantage over us if it pursues its strategy of establishing a broad kiosk network, internet banking and mobile banking businesses.

Our competitors also include the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is more dispersed than our physical distribution network (i.e. our kiosks and terminals). For instance, in December 2015, it was reported that the Russian Post acquired a bank to boost its services offering. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. If any of our competitors with a broad network of branches, including Sberbank, Alfa-Bank or Russian Post, were to establish or actively pursue a kiosk and terminal business, we would lose many of our consumers and our margins could be harmed. The geographical footprint of some of our competitors could also be leveraged by them to gain or increase a market share in the money transfers business. We also face competition from non-traditional payment service providers that have substantial financial resources, such as major telecommunication and small electronics retailers, including Euroset and Svyaznoy, online retailers such as Alibaba, as well as MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS. We also compete against some directly comparable businesses, such as traditional kiosk and terminal operators, including Cyberplat, Compay and Elecsnet, and electronic payment system operators (primarily Yandex.Money and WebMoney). New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram, Google, Samsung (which acquired an electronic payments company LoopPay in February 2015) or Apple (which introduced its own payments service Apple Pay in September 2014). In 2013, PayPal obtained a Non-Banking Credit Institution license from the CBR in order to conduct business in Russia, which enabled its customers to effect transactions in Russian rubles. In November 2013, Russia’s premier online bank Tinkoff Credit Systems announced the launch of its own electronic wallet system, called Tinkoff Mobile Wallet. In November 2014, the state-owned telecommunications company Rostelekom announced its plans to create its own payment system. Additionally, some of our competitors are currently our major merchants (the Big Three MNOs) or our large agents (for example, Svyaznoy). If we are unable to compete successfully for consumers, agents and merchants, our business, financial condition and results of operations could be materially adversely affected.

Our continued growth depends on our ability to maintain or increase our average net revenue yield.

One of the key measures we use to assess our financial performance is our average net revenue yield, which we calculate by dividing adjusted net revenue by the total payment volume of the transactions we process. Our average net revenue yield may be affected by a number of factors, including increased competition, pressure from merchants and/or agents, and acquisitions. We have experienced declines in our average net revenue yield for certain merchant categories in the past, in particular for our Telecom merchants where the merchant fees were sharply reduced by the Big Three MNOs, who have been seeking to reduce costs, and may continue to do so in the future. In addition, in 2015, our average net revenue yield declined following the acquisition of the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”) businesses, both of which had been operating with a significantly lower average net revenue yield than QIWI (excluding Contact and Rapida) during 2015. In order to maintain our competitiveness, we must continue to ensure that our payment processing system provides a more convenient and attractive option for both merchants and customers than alternative systems that may not require payment of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as peer-to-peer transfers within Visa Qiwi Wallet and certain payments in e-commerce. Despite our efforts, consumers may still choose to use other payment systems, even if those systems do not offer the convenience that we do, because they charge lower fees. In addition, because agents are able to switch between different payment processing systems, we may face additional pressure to reduce the fees we charge due to increased competition from other payment service providers.

As a result, if average net revenue yields continue to decline, we must offset the financial impact of such decline by increasing our payment volume or through the development and enhancement of value added services. We cannot assure you that we will be able to increase our payment volumes or that any value added services we introduce will be profitable. If we are unable to offset the decline in our average net revenue yield resulting from this and other factors, our business, financial condition and results of operations could be materially adversely affected.

In addition, the Contact and Rapida businesses have historically operated with a significantly lower average net revenue yield than us. As a part of our strategy, we are seeking to increase the average net revenue yields of the Contact and Rapida businesses, for instance, through the renegotiation of legacy merchant contracts. If we are not able to increase the average net revenue yield of Contact and Rapida, our future growth may be materially and adversely affected.

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

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Eastern Ukraine and Syria, the economic and financial sanctions imposed in connection with it on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty. See “– Economic instability in Russia could have an adverse effect on our business” and “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. The Russian economy contracted in 2015 and is expected to continue to contract in 2016. At the same time, the population’s purchasing power is decreasing due to the weakening of the ruble, basic necessities such as food products and utilities are becoming more expensive, and consumer confidence is declining, according to the Russian Consumer Confidence Overall Index reported by Rosstat. According to Rosstat, inflation was 11.4% in 2014 and 12.9% in 2015, while real average wages have been declining (with Rosstat’s preliminary data for 2015 indicating that the population’s real disposable income contracted by 4% in 2015 as compared to 2014). Against this backdrop, household consumption decreased by 10.1% in 2015, according to the Russian Presidential Academy of National Economy and Public Administration. A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on our business. As a result of the challenging operating environment in Russia, we have experienced slower payment volume growth in certain of our payment categories and payment volume decline in certain others, in particular in Financial Services, which has been impacted by several factors including low consumer loan approval rates and lack of refinancing options available to consumers, the revocation of licenses of several large banks and a decrease in real disposable income. The current financial crisis in Russia is still ongoing. Our loan repayment and money remittance volumes, and to a lesser degree our e-commerce payments volumes, have been particularly affected, due to a shrinking banking sector, increasing unemployment and cautious consumer spending. Moreover, loan repayment volumes and our corresponding revenue from financial services have also been affected by the restrictively high key rate of the CBR as well as increasing bad debt provisions of Russian banks, which together have resulted in lack of access for consumers to refinancing of existing loans and banks’ cautious reluctance to grow their loan portfolios. As a result of the continued deteriorating macroeconomic environment in Russia, we revised our earnings guidance for 2015. Further adverse changes in economic conditions in Russia could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

We do not control the rates of the fees levied by our agents on consumers.

Our agents pay us an agreed fee using a portion of the fees levied by them on consumers. The fee paid to us by the agent is based on a percentage of the value of each transaction that we process. However, in certain cases the amount of fees levied by an agent on a consumer for each particular transaction is determined by such agent at its own discretion. We do not cap the amount of such fees or otherwise control it. We believe that the fees set by our agents are market-driven, and that our interests and our agents’ interests are aligned with a view to maintaining fees at a level that would simultaneously result in our agents’ profitability and customer satisfaction. However, we can provide no assurance that our agents will not raise fees to a level that will adversely affect the popularity of our products among consumers. At the same time, if we are forced to cap customer fees to protect the strength of our brand or otherwise, we may lose a significant number of agents, which would reduce the penetration of our physical distribution network. In limited instances, we have introduced such caps at the request of our merchants. No assurance can be made that this trend will not increase. Material increases in customer fees by our agents or the imposition of caps on the rates of such fees by us could have an adverse effect on our business, financial condition and results of operations.

Our independent public registered accounting firm identified a material weakness in our internal control over financial reporting during our 2011 audit, and we can provide no assurance that additional material weaknesses will not be identified in the future.

Our internal controls relating to preparation of our financial statements have not kept pace with the changes in and increasing scope and volume of our business. Our financial reporting function and system of internal controls is less developed in certain respects than those of payment service providers that operate in more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.” In connection with their audit of our consolidated financial statements for the year ended December 31, 2011, our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. As a result of efforts we undertook, we remediated the related material weakness as of December 31, 2012. However, we can give no assurance that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

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

Our business is built on consumers’ confidence in our brands, as well as our ability to provide fast, reliable payment services, including electronic payment and payment processing services. As a consumer business, the strength of our brand and reputation are of paramount importance to us. A number of factors could adversely affect consumer confidence in our brand, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

•	illegal or improper use of our systems and compliance related concerns;

•	regulatory action or investigations against us;

•	any significant interruption to our systems and operations; and

•	any breach of our security system or any compromises of consumer data.

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

A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.

Substantially all of our business is in emerging markets, including Russia and Kazakhstan, where a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking. We believe that consumers making cash payments are more likely to use our kiosks and terminals as well as Visa Qiwi Wallet, which is most commonly reloaded via kiosks and terminals, than using alternative payment methods. As a result, we believe that our profitability depends on the use of cash as a means of payment and the reach of our kiosks and terminals network. There can be no assurance that over time, the prevalence of cash payments will not decline as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking and as our kiosks and terminals network decreases. The shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents (see “–We do not control the rates of the fees levied by our agents on consumers”), and development of alternative payment channels. According to data by J’son & Partners Consulting, the number of and the use of kiosks was lower in 2015 than in prior years.

In mid-2015, the CBR enhanced its scrutiny over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts, which has had a negative impact on the size of our kiosk network. Through reducing the size of our network, this adversely affects the availability and convenience of our services to consumers, including the convenience of use of Visa Qiwi Wallet, for which historically our kiosks and terminals have been the most popular reload channel. These developments could have the effect of making the use of our kiosks and terminals more expensive for the consumers, as our agents may seek to offset costs associated with the increased compliance burden by increasing consumer fees. Additionally, this could increase the cost to us of consumers reloading their Visa Qiwi Wallet accounts, since historically our own kiosks and terminals have been the most popular reload channel (see “–The cost to us of consumers reloading their Visa Qiwi Wallet accounts may increase”). All of these factors could undermine the appeal of our services for the consumers. Moreover, failure to comply with such enhanced control measures could result in the CBR imposing fines or restrictions on our activities (see “–Qiwi Bank, Rapida LTD and other Russian banks and credit organizations operate in a highly regulated environment, and increased regulator scrutiny could have an adverse effect on our business, financial condition and results of operations”). All of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws and privacy and data protection laws and therefore experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on us. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing our related operating costs and legal risks. In particular, there has been increased public attention and heightened legislation and regulations regarding money laundering and terrorist financing. We sometimes have to make significant judgment calls in applying anti-money laundering legislation and risk being found in non-compliance with it, particularly in relation to its mandatory client identification requirements, if, for example, we process payments made by our consumers from their Visa Qiwi Wallet accounts for amounts in excess of the thresholds imposed by anti-money laundering legislation without the required client identification. Although we use all methods available for client identification and are in compliance with market practice (see “—Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”) the Russian regulators may view us as being non-compliant and impose fines and other sanctions on us.

If local authorities in Russia, Kazakhstan or other countries choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. This could also limit our ability in processing some of the payments we currently process going forward and may increase our cost of doing business.

In the end of 2014, we became subject to financial monitoring legislation in Kazakhstan, imposing certain client identification requirements on us. In connection with such legislation, we had to restructure our operations in Kazakhstan to make our Kazakh subsidiary, instead of a Russian one, the operator of our payment system in the country which we completed in September 2015. As the anti-money laundering legislation in Kazakhstan is relatively nascent and undeveloped, we face various difficulties while applying it. Currently we and other participants of electronic money market in Kazakhstan cooperate with the local authorities in order to clarify the existing legislative gaps to ensure proper functioning of anti-money laundering procedures in Kazakhstan. However, if we are not able to do so or if we are not able to comply with the new legislation for any other reason, we could become subject to regulatory action in Kazakhstan and could face fines or significant restrictions on our business operations in the country. In addition, there is a draft law under consideration of the Kazakh legislature that seeks to introduce a more comprehensive regulatory regime for the payments market in general. This draft law, if adopted in its current form, would confer certain additional compliance, reporting and other obligations and liabilities upon certain of our subsidiaries. We are currently continuing to assess the potential impact of this new legislation on our business. Since such legislation is nascent and little tested in practice, we may become subject to fines and other penalties if the measures we undertake in response are viewed as insufficient by the relevant regulators.

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

Furthermore, there can also be no assurance that the mandatory client identification requirements under the anti-money laundering legislation will not change further in a manner adverse to our business, for example, through making the identification process more burdensome or through lowering the thresholds for transactions which non-identified customers or customers that only underwent the simplified identification process can perform (see “Regulation”), which could result in lower payment volumes for us.

Currently all transactions with the use of cards issued under international brands, such as Visa and MasterCard, are processed through the facilities of the Russian national payment card system rather than the international payment systems’ own facilities. While not directly applicable to us, these developments have complicated the operations of international payment systems in Russia, and could potentially have broader detrimental consequences for the Russian financial system, which are difficult to evaluate at this stage. While both Visa and MasterCard are continuing to operate in Russia within the framework of the new legislation, there can be no assurance how situation will further develop. If Visa ceases to operate in Russia, we may be unable to issue Visa-branded prepaid cards or continue to operate under the “Visa Qiwi Wallet” brand, and thereby lose the possible benefits of association with the Visa brand. This could lower consumer confidence with our products and could reduce the number of transactions made though Visa Qiwi Wallet, which could have a material adverse effect on our Visa Qiwi Wallet business and our business as a whole. It could also render us unable to realize our international expansion plans associated with our partnership with Visa. Additionally, these developments have caused international payment systems to start increasing their fees for Russian banks to protect their margins.

Changes in our industry are rapid, and new products that we develop may become subject to government regulation undoing the benefits we expect to derive from such products. Recently we started developing a new cryptocurrency “bitruble” on the basis of the blockchain technology used for bitcoins. We have been working with Russian regulators to ensure that we will be able to launch this product in full compliance with Russian law. However, given that prohibition of bitcoins and other cryptocurrencies in Russia is being actively called for by a number of government officials, no assurance can be given that such launch will eventually take place, or that this product would not become prohibited after the launch, in which case we would have to cease its operations. This would result in a loss of our investment in this project and potentially damage our reputation as a result of being involved with a product that became illegal.

Generally, Russian lawmakers and enforcement agencies have recently demonstrated increased scrutiny in matters relating to cyberspace and e-payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities.

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

Our business has grown and developed rapidly in recent years and we are continuing to realign our compliance function with the size of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to implement enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. In particular, the Russian anti-money laundering laws to which we are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities. Following our acquisition of Rapida LTD, we have had to devote further resources to enhance the compliance function within Rapida LTD, which, at the time of our acquisition, was deficient in several areas.

Under guidelines established by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition. Therefore, management excluded CIHRUS LLC (“CIHRUS”) and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2015, because it was acquired in June 2015 and we will not be required to assess the internal controls over financial reporting of CIHRUS and its subsidiaries, including Rapida LTD until the filing of our Annual Report on Form 20-F in 2017. We are in the process of integrating our internal control over financial reporting with CIHRUS’s controls and procedures. However, there can be no assurance that we will be able to do so effectively in the one-year post-acquisition exemption period or at all.

Among others, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, which prohibits U.S. companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. We have implemented policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, there are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

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

The payment services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects. These projects carry risks, such as delays in delivery, performance problems and lack of customer acceptance. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers. In addition, if alternative payment mechanisms become widely available, substituting our current products and services, and we do not develop and offer similar alternative payment mechanisms successfully and on a timely basis, our business and prospects could be adversely affected. Furthermore, we may be unable to recover the costs we have incurred in developing new services. Our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients, are not able to compete effectively with our competitors’ or do not perform as anticipated. In order to remain competitive in an innovative industry such as ours, we have to make investments in start-up companies or undertake large research and development initiatives. If our investments in start-up companies or research and development initiatives do not yield the expected results, we may lose money, time and effort invested. If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost effective basis, our business, financial condition and results of operations could be materially adversely affected.

Our success depends to a large degree on our ability to successfully address the rapidly evolving market for transactions on mobile devices.

Mobile devices are increasingly used for E-commerce transactions. A significant and growing portion of our customers access our platform through mobile devices. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. Our ability to successfully address the challenges posed by the rapidly evolving market for mobile transactions is crucial to our continued success, and any failure to continuously increase the volume of mobile transactions effected through our platform could have a material adverse effect on our business, financial condition and results of operations.

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

Unauthorized disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation.

We store and/or transmit sensitive data, such as credit or debit card numbers, mobile phone numbers and other identification data, and we have ultimate liability to our consumers for our failure to protect this data. We have experienced breaches of our security by hackers in the past, and breaches could occur in the future. In such circumstances, our encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. For example, in January 2014 we discovered unauthorized activity in 687 of our accounts which were inappropriately credited, and the improperly credited funds were subsequently withdrawn. Although we do not believe that any confidential customer account data was compromised as a result of the activity, we incurred a loss of RUB 88 million. Rapida LTD also experienced several security breaches prior to our acquisition of the company. Any future breach of our system, including through employee fraud, may subject us to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using electronic payments as well as kiosks and terminals generally and our services specifically, increase our operating expenses in order to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect our business, financial condition and results of operations.

If we fail to comply with the applicable requirements of our agreements with Visa Inc., Visa could seek to fine us, suspend us or terminate our registrations.

Under our agreements with Visa, we are required to comply with both the terms of those agreements and the terms of Visa Core Rules and Visa Product and Service Rules. If we do not comply with the terms of the agreements or the rules, Visa could seek to fine us, suspend us or terminate the registrations that allow us to process transactions on its network. In addition, under our agreements with Visa, Visa is entitled to terminate the agreements in case of a material breach by us or if it determines the agreements are contrary to its interests. If we are in breach of the agreements or Visa otherwise terminates its agreements with us, we may be unable to issue Visa-branded prepaid cards or continue to operate under the “Visa Qiwi Wallet” brand, which could have a material adverse effect on our business. The termination of our registration, or any changes in the payment network rules that would impair our registration, could prevent us from issuing Visa-branded prepaid cards or operating under the “Visa Qiwi Wallet” brand, thereby reducing the number of transactions made through Visa Qiwi Wallet. Any of these factors could have a material adverse effect on our reputation, as well as on our business, financial condition and results of operations.

The cost to us of consumers reloading their Visa Qiwi Wallet accounts may increase.

We make available to our consumers a large variety of methods to reload the Visa Qiwi Wallet accounts, including, among others, mobile phone balances, bank cards, kiosks and terminals and ATMs. The top up methods have different cost implications for us. For example, on payments made through the kiosks and terminals owned by our agents, we historically paid lower fees for reloading the Visa Qiwi Wallet than on payments made from bank cards as well as certain other channels. We currently do not attempt to direct consumer preferences towards particular reload methods. If their preferences are for other reload methods that come at a higher cost to us, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Qiwi Bank, Rapida LTD and other Russian banks and credit organizations operate in a highly regulated environment and increased regulator scrutiny could have an adverse effect on our business, financial condition and results of operations.

In September 2010, we acquired Qiwi Bank from certain of our shareholders. Qiwi Bank provides issuing, acquiring and deposit settlement functions within our group.

In June 2015 we acquired Rapida LTD from Otkritie Investment Cyprus Limited, or Otkritie. Rapida LTD is a non-banking credit organization and operates payment processing and money transfer settlements within the group.

All banks and non-banking credit organizations operating in Russia are subject to extensive regulation and supervision. Requirements imposed by regulators, including capital adequacy, liquidity reserves, prudential ratios, loss provisions and other regulatory requirements are designed to ensure the integrity of the financial markets and to protect consumers and other third parties with whom a bank deals. These regulations may limit our activities, and may increase our costs of doing business, or require us to seek additional capital in order to comply with applicable capital adequacy or liquidity requirements. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted.

In July 2013, the CBR completed an inspection of Qiwi Bank and discovered a number of deficiencies in its compliance with certain banking regulations in relation to, among other things, the mechanics of its settlements with JSC QIWI as a payment agent, reporting requirements, credit risk assessment, prudential ratio calculation and reserve requirements and governance. The CBR also noted that Qiwi Bank’s internal controls did not reflect the nature and scope of the bank’s activities. We have rectified these deficiencies but had to pay a fine of RUB 150,000.

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

In April 2015 we have received order from the CBR prescribing QIWI Bank to comply with applicable electronic payments thresholds requirements in connection with electronic money transfers and the topping up of electronic accounts. We requested certain clarifications from the CBR, for which we are awaiting a reply.

In May 2015 the CBR finished a scheduled inspection of Rapida LTD, as a result of which various legal breaches were uncovered and the CBR imposed a range of restrictions on the operations of Rapida LTD for the period ending December 4, 2015. After the acquisition, we began implementing compliance and internal control procedures in Rapida LTD aimed to rectify the detected violations and to prevent them in future. There can be no assurance that such measures will be successful. In September 2015 Rapida LTD was ordered by the CBR to reclassify claims towards one of its debtors into a lower quality category and to create reserves to cover its exposure towards such debtor, which Rapida LTD has fully complied with. Later the CBR revealed legal violations by the Rapida LTD resulting from a technical glitch of its IT system. Further to the examination of these incidents, the CBR imposed on Rapida LTD a fine in the amount of RUB 90 000, which has been paid. In December 2015 the CBR issued two further orders to Rapida LTD in connection with a number of violation, including breaches of the enhanced controls that the CBR has implemented to ensure compliance by the agents with legislation that requires them to remit their proceeds to special accounts (see “–We are subject to extensive government regulation”) and imposed a range of restrictions on the operations of Rapida LTD the compliance with which is at times problematic since it requires full compliance by Rapida LTD agents with the enhanced measures adopted by the CBR, which is beyond control of Rapida LTD.

There can be no assurance that similar inspections in the future or increased scrutiny by the CBR will not result in discovery of more significant violations of various banking regulations, or what sanctions the CBR would choose to employ against us if this were to happen. Any breach of applicable regulations could expose us to potential liability, including in extreme instances the revocation of our banking license. Revocation of any of our banking licenses would significantly hinder our ability to process payments, and would result in a decrease of our profitability, damage our reputation and could cause other regulators to increase their scrutiny of our activities. Furthermore, under our arrangements with Visa, Qiwi Bank represents, among other things, that it is in good standing and has been granted all necessary authorizations from applicable governmental and regulatory authorities to operate a Visa card program. If any of Qiwi Bank’s licenses are revoked or it loses its authorization to operate a Visa card program, QIWI Bank will not be able to sustain the same level of operation under Visa card program. As a result of such breach Visa could terminate its agreements with us. For these reasons, any breach of laws and regulations by Qiwi Bank or the revocation of its banking licenses would have a material adverse effect on our business, financial condition and results of operations.

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Master-Bank, Investbank, ProBusinessBank, Svyaznoy Bank, Vneshprombank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations. These measures resulted in turmoil in the banking industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition to putting increasing regulatory pressure on Qiwi Bank and Rapida LTD, this change in policy by the CBR has also impacted, and we expect may continue to impact, our business in a number of other ways, including reduced spending by the banks on advertising and a decrease in consumer lending, resulting in less loan repayments through our network and therefore reduced fees. As a result of a general decrease in banking activity, among other factors, Russia may continue to experience less robust consumer spending, which could also result in the reduction of our payment processing fees. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble. All of these factors could materially and adversely affect our business, financial condition and results of operations.

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

Our payment system has been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.

Despite measures we have taken and continue to take, our payment system has been and may continue to be used for fraudulent, illegal or improper purposes. These include use of our payment services in connection with fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, software and other intellectual property piracy, money laundering, bank fraud, terrorist financing, trafficking, and prohibited sales of restricted products.

Criminals are using increasingly sophisticated methods to engage in illegal activities. It is possible that fraudulent, illegal or improper use of our payment system could increase in the future. Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks. We are not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. An increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in the use of our kiosks and terminals and virtual wallets. In addition, changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities and additional payments-related proposals are under active consideration by government authorities. Moreover, the perceived risk of the use of e-payments to finance fraudulent, illegal or improper activities is causing the regulators to impose restrictions on the payment systems’ operations that negatively affect regular compliant transactions as well.

Any resulting claims could damage our reputation and any resulting liabilities (including the revocation of applicable banking licenses or significant fines), the loss of transaction volume or increased costs could have a material adverse effect on our business, financial condition and results of operations.

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

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2015, we had credit exposure to our agents of RUB 1,704 million and to our merchants of RUB2,894 million. Our receivables from merchants are generally unsecured and non-interest bearing, our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk. If we experience material defaults by our agents and/or merchants, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates.

We are exposed to currency risks. Our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies (predominantly cash from offering proceeds denominated in U.S. dollars). Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the ruble and such other currencies. Changes in currency exchange rates also affect the carrying value of assets on our consolidated statement of financial position, which, depending on the statement of financial position classification of the relevant asset, can result in losses on our consolidated statement of financial position. In addition, because our earnings are primarily denominated in Russian rubles whereas our ADSs are quoted in U.S. dollar, currency exchange rate fluctuations between the Russian ruble and the U.S. dollar significantly affect the price of our ADSs.

Over the past ten years, the Russian ruble has fluctuated dramatically against the U.S. dollar and the euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflow from Russia, the Russian ruble has significantly depreciated against the U.S. dollar and euro since the beginning of 2014. According to the CBR, from December 31, 2014 to December 31, 2015 and from December 31, 2013 to December 31, 2014, the ruble has depreciated by 30% and 72% against the U.S. dollar, respectively, and by 17% and 52% against the euro, respectively. Further fluctuations of the ruble could have a material adverse effect on our business, financial condition, results of operations and the price of our ADSs.

Regulatory authorities in Russia and Kazakhstan could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility which may adversely affect our business, financial condition and results of operations.

The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. One of the important questions is to identify and define the relevant market, in which the entity in question operates. There are numerous aspects to be taken into account, including interchangeability or substitutability of the products and/or services for the consumer, their pricing and intended use. Different approaches may be applied in this respect by anti-monopoly authorities and the participants of the market. Thus, the state authorities may conclude that we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with merchants and agents, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of a fine of up to 15% of our annual revenue for the previous year. In addition, in April 2012 the Competition Protection Agency of the Republic of Kazakhstan, or the Competition Protection Agency, included our subsidiary in Kazakhstan in the state register of market participants with dominant or monopoly position in Kazakhstan. Entities included in this register are prohibited from performing actions that may have a detrimental effect on competition, restrict access to the market or infringe the rights of consumers, including predatory or discriminatory pricing, unjustified resale restrictions, imposing unreasonable terms, or refusing to supply or halting supplies for unjustified reasons. Status as a dominant market participant also puts an entity under much more stringent scrutiny from the Competition Protection Agency, therefore increasing the probability of being investigated and penalized if a violation occurs. As a result, the Competition Protection Agency may impose restrictions on our operations, or take other measures that may be inconsistent with our strategy. The maximum liability to which we can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. In November 2012, our subsidiary in Kazakhstan became subject to an investigation conducted by the Competition Protection Agency concerning alleged abuse of its dominant position in Kazakhstan’s electronic payments market. No fine has been levied as a result of the investigation, but the Competition Protection Agency ordered us to rectify certain violations of the anti-trust legislation. We have complied with the orders and have taken actions to remedy these violations. However, we expect similar investigations by the Competition Protection Agency to recur in the future, and we cannot reliably estimate the amounts of claims that can be brought against us in connection with these investigations. In March and May 2014, our subsidiary in Kazakhstan received various requests from anti-trust authorities for information related to its business in connection with the analysis of the Kazakhstan market of payments through kiosks, which we complied with. There were no further anti-trust investigations or developments in 2015, however, as of the date of this annual report, it remains unclear what, if any, actions, the Kazakh authorities may take in connection with this. These limitations may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

We may not be able to successfully protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Further, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, such as Russia and Kazakhstan, as well as in certain jurisdictions in which we have started expanding our operations, such as Moldova, Romania and Belarus, our intellectual property rights may not be as protected as they may be in more developed markets such as the United States. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Additionally, we do not hold any patents for our business model or our business processes, in part because our ability to obtain them in Russia is subject to legislative constraints, and we do not currently intend to obtain any such patents in Russia or elsewhere.

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

Our chief executive officer Sergey Solonin, through Saldivar Investments Limited, beneficially owns 19.7 % of our class A shares, representing approximately 59.4 % of the voting power of our issued share capital. As a result of this concentration of share ownership, Mr. Solonin has sole discretion over any matters submitted to our shareholders for approval that require a simple majority vote and has significant voting power on all matters submitted to our shareholders for approval that require a qualified majority vote, including the power to veto them. Our articles of association require the approval of no less than 75% of present and voting shareholders for matters such as amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group. Matters requiring a simple majority shareholder vote include, among other matters, increasing our authorized capital, removing a director, final dividend declaration, approving the annual audited accounts and appointing auditors.

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

Due to our ownership of Qiwi Bank, any transactions resulting in the acquisition of more than 50% of our voting power or the right to otherwise direct our business activities would become subject to preliminary approval by the CBR. In addition, any acquisition of more than 50% of our voting power may also be subject to a preliminary approval by the Russian Federal Antimonopoly Service, or the FAS. Furthermore, Qiwi Bank and Rapida LTD hold encryption licenses which are necessary to conduct their operations, and by virtue of this may be deemed to be “strategic enterprises” for the purposes of the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended. In this case, any acquisition of control over our company would require an approval of a specialized government commission, which is a relatively lengthy process that typically takes between three and six months in practice. See “Regulation—Regulation of Strategic Investments.” These regulatory approval requirements may have the effect of making a takeover of our company more difficult or less attractive, and may prevent or delay a change of control, which could have a negative impact on the liquidity of, and investor interest in, our ADSs.

Additionally, under Russian law, the depositary may be treated as the owner of the class B shares underlying the ADSs, and therefore, could be deemed a beneficial shareholder of Qiwi Bank and Rapida LTD. This is different from the way other jurisdictions treat ADSs. As a result, the depositary may be subject to the approval requirements of the CBR, the FAS and the government commission described above in the event an amount of our shares representing over 50% of our voting power is deposited in the ADS program. Accordingly, our ADS program may be subject to an effective limit of 50% of our voting power, unless the depositary obtains FAS, CBR and potentially additional government commission approvals to increase its ownership in excess of 50% of our voting power. This could limit our ability to raise capital in the future and the ability of our existing shareholders to sell their ADSs in the public markets, which in turn may impact the liquidity of share capital.

The quota imposed on foreign ownership of Russian banks may make a takeover of our company by a foreign purchaser impossible.

Under current Russian law, the Russian government is entitled, upon consultation with the CBR, to propose legislation imposing a quota on foreign ownership in the Russian banking industry, covering both Russian branches of international banks and foreign participation in the charter capital of Russian banks, such as Qiwi Bank. In December 2015, a 50% quota on foreign ownership was introduced, subject to certain exemptions. If such quota is exceeded, a takeover of our company by a foreign purchaser may become impossible, which could limit, prevent or delay a change of control of our company and in turn could negatively impact the liquidity of our ADSs.

As a foreign private issuer whose ADSs are listed on Nasdaq, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted in certain cases to, and do, follow Cyprus corporate governance practices instead of the corresponding requirements of Nasdaq. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission any significant requirement that it does not follow and describe the home country practice followed instead of any such requirement. We follow Cyprus corporate governance practices with regard to the composition of our board of directors which, unlike the applicable Nasdaq rule for U.S. corporations, do not require that a majority of our directors be independent. As a result, although currently five out of nine directors on our board are independent, we cannot assure you that our board of directors will always have a majority of independent directors in the future. We also do not have a compensation committee or a nominating committee comprised entirely of independent directors, and our independent directors do not meet in regular executive sessions. In addition, our board of directors has not made any determination whether it will comply with certain Nasdaq rules concerning shareholder approval prior to our taking certain company actions, including the issuance of 20% or more of our then-outstanding share capital or voting power in connection with an acquisition, and our board of directors, in such circumstances, may instead determine to follow Cypriot law. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules.

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

The Ukraine crisis, which started in late 2013 and remains unresolved, has brought Russian relations with the West to a post-Cold War low point. Western countries protested when Crimea (which had been part of Ukraine since 1954) entered into the Russian Federation in March 2014 and have complained that Russia is fomenting civil insurrection in east Ukraine.

In response to the Ukraine crisis, the European Union and the United States (as well as other countries such as Norway, Canada and Australia) have passed a variety of economic sanctions against Russia. One form these sanctions have taken is to identify certain persons as ‘designated nationals’ with the basic practical consequences that U.S. persons cannot do business with them while EU persons cannot provide funds or other economic resources to them, their assets in the EU and United States are subject to seizure and in the case of individuals they can be subject to travel bans. A number of Russian government officials, businessmen, banks and companies have been so designated. Another form these sanctions have taken, with greater consequence for the Russian economy, is ‘sectoral’ sanctions with the basic consequence that several of Russia’s leading banks – including Gazprombank, Vnesheconombank, Bank of Moscow, Russian Agricultural Bank, VTB Bank, and Sberbank – cannot access Western capital (as EU and U.S. persons are prohibited from extending them debt financing in excess of 30 days or dealing in their new equity issuances and providing related services); similar sectoral sanctions have been applied against several prominent Russian oil and gas and defense companies. Other Western sanctions have been imposed in respect of, among other things, Russian military defense entities, dual use technologies, sophisticated off-shore oil drilling technologies and doing business in Crimea. While the current sanctions do not target us or the payments industry more generally, these sanctions have had and may continue to have the effect of damaging the Russian economy by, among other things, accelerating capital flight from Russia, weakening of the Russian ruble, exacerbating the negative investor sentiment towards Russia and making it harder for Russian companies to access international financial markets for debt and equity financing. In addition, a number of Western businesses have curtailed or suspended activities in Russia or dealings with Russian counterparts for reputational reasons even though currently neither such activities nor dealings with their relevant Russian counterparts were proscribed by the sanctions. An expansion of the existing or introduction of new sanctions, including those mentioned above, or sanctions specifically targeting us or our management or shareholders, or our sector generally, could result in our international customers, suppliers, shareholders and other business partners revising their relationship with us for compliance, political, reputational or other reasons, which could affect our business.

As a countermeasure to the Western sanctions, Russia imposed its own sanctions on the import of certain foodstuffs from the EU, the United States and other countries. Although these sanctions do not currently directly affect our business, additional sanctions or other countermeasures imposed by Russia against the U.S. or the E.U. may have a material adverse effect on our business, financial condition, results of operations, prospects or the price of our ADSs.

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

To date, we do not believe that any of the current sanctions as in force limit our ability to operate in Crimea. Nevertheless, any new or expanded sanctions that may be imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries may materially adversely affect us and any future plans we may have to expand in that region.

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

While we believe that our indirect interaction with Russian banks and potential interaction with designated individuals that may be subject to U.S. or EU economic and financial sanctions does not contravene any law, our business and reputation could be adversely affected if the U.S. government were to designate us as a blocked party and extend such sanctions to us. The executive orders authorizing the U.S. sanctions provide that persons may be designated if, inter alia, they materially assist, or provide financial, material, or technological support for goods or services to or in support of, blocked or designated parties. EU financial sanctions prohibit the direct and indirect making available of funds or economic resources to or for the benefit of sanctioned parties. Investors may also be adversely affected if we are so designated, resulting in their investment in our securities being prohibited or restricted. Furthermore, under those circumstances, some U.S. or EU investors may decide for legal or reputational reasons to divest their holdings in us or not to purchase our securities in the first place. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on our share price. Even if we are not subjected to U.S. or other economic sanctions, our participation in the Russian financial system and indirect interaction with sanctioned banks and potential interaction with designated individuals may adversely impact our reputation among investors. There is also a risk that other entities with which we engage in business, or individuals or entities associated with them, are, or at any time in the future may become, subject to sanctions.

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

Russian military support for the Syrian government could also contribute to a further deterioration in relations with Western governments, and result in the imposition of sanctions, which could materially adversely affect the value of investments in Russia, including our ADSs, as well as our business, financial condition, results of operations and prospects.

Another recent point of tension between Russia and U.S. and E.U. governments has been the Russian role in the Syrian crisis and its steadfast support for the government of Syria headed by President Bashar al-Assad. In September 2015, direct Russian military support for the Syrian government increased, with Russian military jets carrying out bombing missions on various anti-government rebel forces. According to press reports, Russian planes have carried out such missions not only against Islamic State rebel forces (which are also under attack by U.S.-led forces) but also against the rebel forces generally supported by Western countries. Western governments have generally called for the immediate departure of President Assad, a position that Russia rejects. Concern has been expressed that these uncoordinated military missions of Russia, the United States and other forces in Syria could lead to confrontation. Russian military spokesmen have also recently stated that Russian volunteers might become involved in combat on the ground in Syria, further escalating the role of Russia in the conflict and heightening tensions. U.S. and EU officials have stated that they do not view increased Russian military support of the Syrian government as helpful in resolving the ongoing Syrian civil conflict.

The U.S., the E.U. and a number of other states have imposed economic sanctions against various Syrian government officials and other Syrian nationals in light of the current civil conflict in Syria. A greater Russian role in the Syrian conflict might lead to further sanctions against Russia, including economic sanctions, and may be an additional factor in an overall deterioration in relations between Russia and the West. Accordingly, the Syrian crisis, for which no resolution appears imminent, and Russia’s apparent expanding role in supporting the Syrian government, could lead to international sanctions or other countermeasures by Western countries again Russia, and ultimately have a material adverse effect on Qiwi’s business, financial condition, results of operations and prospects.

Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.

Our business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law we distinguish three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. The consumers who have not undergone any identification procedure are qualified as anonymous and are not allowed to contemplate transactions in excess of RUB15,000 as well as hold an electronic money account balance in excess of RUB15,000. The consumers who have undergone simplified identification procedure with the payment services provider are entitled to perform electronic money transactions in excess of RUB15,000 provided that at any point of time the account balance of electronic money does not exceed RUB60,000 and the total amount of transactions does not exceed RUB200,000 per month. Fully identified consumers are entitled to perform same type of electronic transfers as consumers identified through a simplified procedure but with increased threshold of the electronic money account balance of RUB600,000 and no limitations for the total transaction amount per month. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit a government order No.630 dated 8 July 2014 was enacted providing that public databases shall be set up by specific government authorities and access to them shall be granted to the third parties authorized to carry out identification of consumers, such databases are not yet up and running at scale and, to our knowledge, there is no work in progress on setting up such databases. Thus, current situation could cause us to be in violation of the identification requirements. In case we are enforced not to use the simplified identification procedure until the databases are fully running, it could negatively affect the number of our consumers and, consequently, our volumes and revenues.

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

Ethnic, religious, historical and other divisions have on occasion given rise to tensions and, in certain cases, military conflict and terrorist attacks in certain regions of Russia. For example, a military conflict in August 2008 between Russia and Georgia involving South Ossetia and Abkhazia, as well as the ongoing conflict between Russia and Ukraine, resulted in significant overall price declines in the Russian stock exchanges and capital outflow from Russia. Such tensions, military conflict or terrorist activities could have significant political consequences, including the imposition of a state of emergency in some or all of Russia or heightened security measures, which could cause disruption to domestic commerce and exports from Russia, disrupt normal economic activity in Russia and materially adversely affect our business, financial condition and results of operations.

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

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have recently been strained over a variety of issues. On March 21, 2014, President Putin signed legislation to recognize Crimea’s accession to, and status as part of, Russia. Since then, there has been continuing tensions between Russia and Ukraine, which were aggravated by the military conflict in Eastern Ukraine. The events in Ukraine and Crimea have prompted condemnation by members of the international community and have been strongly opposed by the EU and the United States, with a resulting material negative impact on the relationships between the EU, the United States and Russia. See “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. The emergence of new or escalated tensions between Russia and other CIS countries or other countries could negatively affect the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

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

The Russian economy has fallen into recession in 2015, is suffering from renewed ruble depreciation, inflation and capital flight, and depends highly on the global pricing of crude oil, which has fallen significantly.

Russian real GDP growth (period-on-period) slowed to 0.6% in 2014 and contracted by 3.7% in 2015, putting Russia in recession. 2015 was the worst year for the Russian economy since 2009, when Russian GDP fell 7.8%, according to Rosstat. Given the importance of the energy sector to the Russian economy, a principal reason for this downturn has been the decline of global oil prices. The price of the global benchmark Brent crude has fallen from U.S.$55/bbl on December 31, 2014 to U.S. $37.28/bbl on December 31, 2015, and is widely predicted not to significantly recover for some time to come. The international sanctions arising from the Ukraine crisis have also undercut confidence in the Russian economy and added to the cost of capital. The lack of confidence in the Russian economy led to a run on the ruble in late 2014 and further weakening in 2015: the average ruble/U.S. dollar exchange rate was RUB36.18/$1 for the third quarter of 2014, RUB46.96/$1 for the fourth quarter of 2014, RUB62.16/$1 for the first quarter of 2015, RUB52.63/$1 for the second quarter of 2015, RUB62.85/$1 for the third quarter of 2015 and RUB65.86/$1 for the fourth quarter of 2015, according to the CBR. This has been accompanied by rising inflation and a declining trend in real average wages. According to Rosstat, inflation was 11.4% in 2014 and 12.9% in 2015, while real average wages have been declining (with Rosstat’s preliminary data for 2015 indicating that the population’s real disposable income contracted by 4% in 2015 as compared to 2014). Against this backdrop, household consumption decreased by 10.1% in 2015, according to the Russian Presidential Academy of National Economy and Public Administration. Another indicator of lack of confidence in the Russian economy is capital flight, which was U.S.$56.9 billion in 2015, U.S.$153.0 billion in 2014 and U.S.$63.0 billion in 2013. There are concerns that the Russian government may seek to increase the tax burden of Russian companies or become stricter in its enforcement of existing tax legislation in the light of the shrinking state income due to decline in oil prices. The weakening of the Russian economy and the deterioration of Government finances (which rely significantly on taxes on oil revenues) has also led to international rating agencies to lower the Russian Federation credit ratings. Credit ratings for a number of Russian companies and banks have been lowered in the past months, another factor contributing to an increased cost of capital in the Russian economy.

The ongoing deterioration of the Russian economy could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In the past few years, the Russian economy has been characterized by significant volatility in the debt and equity markets (which experienced significant declines in the second half of 2008), causing market regulators to temporarily suspend trading multiple times on the principal Russian securities exchanges, MICEX and the Russian Trading System (which subsequently merged in 2011, creating the Moscow Exchange). The Russian economy has also been characterized by significant reductions in foreign investment and sharp decreases in GDP.

As Russia produces and exports large quantities of crude oil, natural gas, petroleum products and other commodities, the Russian economy is particularly vulnerable to fluctuations in oil and gas prices as well as other commodities prices, which historically have been subject to significant volatility over time, as illustrated by the recent decline in crude oil prices. Russian banks, and the Russian economy generally, were adversely affected by the global financial crisis. The Russian economy has fallen into a recession in 2015. There can be no assurance that any measures adopted by the Russian government to mitigate the effect of any financial and economic crisis will result in a sustainable recovery of the Russian economy. Current macroeconomic challenges, low or negative economic growth in the United States, China, Japan and/or Europe and market volatility may provoke or prolong any economic crisis.

As an emerging economy, Russia remains particularly vulnerable to further external shocks. Events occurring in one geographic or financial market sometimes result in an entire region or class of investments being disfavored by international investors - so-called “contagion effects”. Russia has been adversely affected by contagion effects in the past, and it is possible that it will be similarly affected in the future by negative economic or financial developments in other countries. Economic volatility, or a future economic crisis, may undermine the confidence of investors in the Russian markets and the ability of Russian businesses to raise capital in international markets, which in turn could have a material adverse effect on the Russian economy and the Group’s results of operations, financial condition and prospects. In addition, any further declines in oil and gas prices or other commodities pricing could disrupt the Russian economy and materially adversely affect our business, financial condition, results of operations and prospects.

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

There are currently a limited number of creditworthy Russian banks (most of which are headquartered in Moscow). Although the CBR has the mandate and authority to suspend banking licenses of insolvent banks, many insolvent banks still operate. Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. Banking supervision is also often inadequate, as a result of which many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks. Prior to the onset of the 2008 global economic crisis, there had been a rapid increase in lending by Russian banks, which many believe had been accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market was leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which further deteriorated the risk profile of the assets of Russian banks. The global financial crisis of 2007-2008 has led to the collapse or bailout of some Russian banks and to significant liquidity constraints for others. Profitability levels of most Russian banks have been adversely affected. Indeed, the global crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Russian banks and other financial institutions.

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Master-Bank, Investbank, ProBusinessBank, Svyaznoy Bank, Vneshprombank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. It could be expected that the difficulties currently faced by the Russian economy could result in further collapses of Russian banks, particularly those heavily exposed to the retail lending sector, as non-performing consumer loans have increased significantly and demand has shrunk due to more cautious consumer spending. According to the CBR, the level of past-due debt in the Russian banking sector has increased from 3.5% as of January 1, 2014 to 5.2% as of August 1, 2015. The CBR’s December 2014 RUB 127 billion bail-out of Trust Bank, Russia’s 22nd largest bank by assets, may be symptomatic of weaknesses in the Russian banking sector. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Current economic circumstances in Russia are putting stress on the Russian banking system. Combined with heightened interest rates – with the key interest rate of the CBR currently at 11% per annum (and rising as high as 17% over the course of 2014-2015) – these circumstances decrease the affordability of consumer credit, putting further pressure on overall consumer purchasing power.

Our business is significantly affected by development in the Russian banking sector. First, we periodically hold funds in a number of Russian banks and rely on guarantees given by those banks to enhance our liquidity. Increased uncertainty in the Russian banking sector exposes us to additional counterparty risk and affects our liquidity. In addition, a significant portion of our revenue is derived from consumer payments in the banking industry in our Financial Services market vertical. As a result, the bankruptcy or insolvency of one or more of these banks could adversely affect our business, financial condition and results of operations. The continuation or worsening of the banking crisis could decrease our transaction volumes, while the bankruptcy or insolvency of any of the banks which hold our funds could prevent us from accessing our funds for several days. All of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to Rosstat, inflation in the Russian Federation was 6.5% in 2013, 11.4% in 2014 and 12.9% in 2015. Higher levels of inflation are expected in the future as Russian economy enters a difficult period. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

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

The Russian judicial system is not immune from economic and political influences. The Russian court system is understaffed and underfunded, and the quality of justice, duration of legal proceedings, and performance of courts and enforcement of judgments remain problematic. Under Russian legislation, judicial precedents generally have no binding effect on subsequent decisions and are not recognized as a source of law. However, in practice, courts usually consider judicial precedents in their decisions. Enforcement of court judgments can in practice be very difficult and time-consuming in Russia. Additionally, court claims are sometimes used in furtherance of political and commercial aims. All of these factors can make judicial decisions in Russia difficult to predict and make effective redress problematic in certain instances.

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

Governmental authorities have a high degree of discretion in Russia and at times appear to act selectively or arbitrarily, without hearing or prior notice, and in a manner that is contrary to law or influenced by political or commercial considerations. Moreover, the Russian Government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or terminate contracts. Unlawful, selective or arbitrary governmental actions have reportedly included denial or withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities also appear to have used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate the issuances or registrations or to void transactions, seemingly for political purposes. Moreover, selective, public criticism by Russian Government officials of

Russian companies has in the past caused the price of publicly traded securities in such Russian companies to sharply decline, and there is no assurance that any such public criticism by Russian Government officials in the future will not have the same negative affect. Standard & Poor’s has expressed concerns that “Russian companies and their investors can be subjected to government pressure through selective implementation of regulations and legislation that is either politically motivated or triggered by competing business groups”. In this environment, our competitors could receive preferential treatment from the government, potentially giving them a competitive advantage. Unlawful, selective or arbitrary governmental action, if directed at our operations in Russia, could materially and adversely affect our business, financial condition and results of operations.

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

Our operations in Kazakhstan have become significant, and many of the risks we face in Kazakhstan are similar to those we face in Russia.

In addition to Russia, our operations in Kazakhstan have become significant. In many respects, the risks we face in operating business in Kazakhstan are similar to those in Russia as set out above in “—Risks Relating to the Russian Federation and Other Markets in Which We Operate”. As is typical of an emerging market, Kazakhstan does not possess a well-developed business, legal and regulatory infrastructure and has been subject to substantial political, economic and social change. Our business in Kazakhstan is subject to Kazakhstan specific laws and regulations relating to areas of tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. In addition, we are exposed to foreign currency fluctuations, between the Russian ruble and the Kazakh tenge, which could affect our financial position and our profitability. Our failure to manage the risks associated with doing business in Kazakhstan could have a material adverse effect upon our results of operations.

Risks Relating to Taxation

Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia.

                We are subject to a broad range of taxes and other compulsory payments imposed at federal, regional and local levels, including, but not limited to, profits tax, VAT, corporate property tax and social contributions. Tax laws, such as the Russian Tax Code, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is often unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continual changes to the interpretation of existing laws. Although the quality of Russian tax legislation has generally improved with the introduction of the first and second parts of the Russian Tax Code, the possibility exists that Russia may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations. A large number of changes have been made to various chapters of the Russian Tax Code since their introduction. Since Russian federal, regional and local tax laws and regulations are subject to changes and some of the sections of the Russian Tax Code relating to the aforementioned taxes are comparatively new, interpretation of these regulations is often unclear or non-existent. Also, different interpretations of tax regulations exist both among and within government bodies at the federal, regional and local levels, which creates uncertainties and inconsistent enforcement. The current practice is that private clarifications to specific taxpayers’ queries with respect to particular situations issued by the Russian Ministry of Finance are not binding on the Russian tax authorities and there can be no assurance that the Russian tax authorities will not take positions contrary to those set out in such clarifications. During the past several years the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of the tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits. In practice, the Russian tax authorities generally interpret the tax laws in ways that do not favor taxpayers, who often have to resort to court proceedings against the Russian tax authorities to defend their position. In some instances Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory. Taxpayers often have to resort to court proceedings to defend their position against the tax authorities.

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

In May 2015, a draft legislation introducing the concept of “unjustified tax benefit” into the Russian Tax Code passed the first reading in the State Duma of the Russian Federation. Subject to certain exceptions, the proposed legislation would prohibit taxpayers from deducting expenses for profits tax purposes and corresponding input VAT in cases where a business transaction was primarily aimed at tax avoidance, the primary documents were signed by unauthorized or unspecified persons, or the seller did not actually sell goods (work, services) or transfer any property rights. Although at the moment it is not clear how the final legislation will be worded it is anticipated that the introduction of these changes would allow the Russian tax authorities to have more arguments in disputes with taxpayers related to unjustified tax benefits. Currently the draft law is still pending amendments to be made by the State Duma of the Russian Federation. It is unclear if and when the concept of “unjustified tax benefit” is to be introduced into the Russian tax legislation.

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

                Tax returns together with related documentation are subject to review and investigation by a number of authorities, which are enabled by Russian law to impose substantial fines and interest charges. Generally, taxpayers are subject to tax audits for a period of three calendar years immediately preceding the year in which the decision to conduct the audit is taken. Nevertheless in some cases the fact that a tax period has been reviewed by the tax authorities does not prevent further review of that tax period, or any tax return applicable to that tax period. In addition, on July 14, 2005, the Constitutional Court issued a decision that allows the statute of limitations for tax penalties to be extended beyond the three-year term set forth in the Tax Code if a court determines that a taxpayer has obstructed or hindered a field tax audit. Moreover, amendments introduced to the first part of the Russian Tax Code which came into effect on January 1, 2007 provide for the extension of the three year statute of limitations for tax liabilities if the actions of the taxpayer create insurmountable obstacles for the tax audit. Because none of the relevant terms is defined in Russian law, the tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” or “created insurmountable obstacles” in respect of an audit, effectively linking any difficulty experienced in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek tax adjustments and penalties beyond the three-year term. Therefore, the statute of limitations is not entirely effective. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that our Russian entities did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our group by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, financial condition and results of operations.

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

Currently the tax authorities perform tax audits of some Russian taxpayers with major focus on compliance with new transfer pricing legislation. It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the near future. Due to the uncertainty and lack of established practice of application of the new Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) and accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they may be material.

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

                According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. However, the Cyprus Tax Authorities have published documents which indicate the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus (among others the place of incorporation of the company and its tax residency only in Cyprus, the place where the company’s executive bodies operate). If we are deemed not to be a tax resident in Cyprus (See “Item 10.E Taxation—Material Cypriot Tax Considerations—Tax residency”), we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident.

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

                In June 2012, the government of Cyprus applied for financial assistance from the European Central Bank, the EU and the IMF, together referred to as the Troika. On April 12, 2013, the government of Cyprus and the Troika reached an agreement regarding the provision of a EUR 10 billion loan and related finance package to Cyprus, such loan and finance package being conditioned on Cyprus implementing a comprehensive economic adjustment program, or the Cyprus Economic Adjustment Program. The Cyprus Economic Adjustment Program included a scheme for the reorganization of the Cypriot banking system whereby Bank of Cyprus plc, or BoC, Cyprus’ largest bank and Cyprus Popular Bank Public Co Ltd, or Cyprus Popular Bank, Cyprus’ second largest bank were placed in resolution pursuant to applicable legislation, referred to herein as the Resolution Process. As a result of the Resolution Process, Cyprus Popular Bank was absorbed by BoC and deposit holders with credit balances in excess of EUR 100,000 (referred to herein as the Uninsured Deposits) held with Cyprus Popular Bank and BoC suffered significant losses. On July 30, 2013, the Ministry of Finance and the Central Bank of Cyprus announced that the BoC has been fully recapitalized by the overall conversion of 47.5% of Uninsured Deposits with the BoC into shares in BoC, thus bringing an end to the BoC’s Resolution Process. In March 2016 the Cyprus government successfully completed the implementation of the Cyprus Economic Adjustment Program which allowed Cyprus to exit the p.The measures implemented to date have not had, and are not expected to have, a material impact on holding companies, such as us, that do not have significant deposits in Cyprus banks or operations in Cyprus. However, further disruptions to the Cyprus banking system are possible and we cannot be certain that such disruptions will not adversely affect our financial condition or our shareholders who are not residents of Cyprus.

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

The Russian Tax Code contains the concept of a permanent establishment in Russia as means for taxing foreign legal entities, which carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities. The Russian double tax treaties with other countries also contain a similar concept. If a foreign company is treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company’s income that is attributable to the permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is not well developed and so foreign companies having even limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under international norms, may be at risk of being treated as having a permanent establishment in Russia and hence being exposed to Russian taxation. Furthermore, the Russian Tax Code contains attribution rules, which are not sufficiently developed and there is a risk that the tax authorities might seek to assess Russian tax on the global income of a foreign company. Having a permanent establishment in Russia may also lead to other adverse tax implications, including challenging a reduced withholding tax rate on dividends under an applicable double tax treaty, potential effect on VAT and property tax obligations. There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities. Recent events in Russia suggest that the tax authorities may more actively be seeking to investigate and assert whether foreign entities of our group, operate through a permanent establishment in Russia. Any such taxes or penalties could have a material adverse effect on our business, financial condition and results of operations.

A number of amendments had been made to the Russian tax legislation introducing, amongst others, the concepts of controlled foreign companies, corporate tax residency and beneficial ownership (Federal Law No. 376-FZ was signed by the Russian President on November 24, 2014 with its provisions applicable starting from January 1, 2015). Due to the lack of court and administrative practice, no assurance can be currently given as to how these amendments will be applied in practice and their exact nature, their potential interpretation by the tax authorities and the possible impact on us. We cannot rule out the possibility that, as a result of the introduction of changes to Russian tax legislation, certain of our companies established outside Russia might be deemed to be Russian tax residents, subject to all applicable Russian taxes. For more details see risks described in “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”. We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia.

For more details on transfer pricing risk see risks described in “Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions”.

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

Although we intend to rely on an applicable double tax treaty between Russia and the country where the relevant non-Russian subsidiary is resident, no assurance can be given that the reduced withholding tax rate would apply. A number of amendments had been made to the Russian tax legislation introducing, amongst others, the concept of beneficial ownership. Under this concept, double tax treaty benefits are only available to the recipient of income from Russian sources, if such recipient is the beneficial owner of the relevant income. Foreign entities that do not qualify as beneficial owners may not claim double tax treaty relief even if they are residents in a double tax treaty country. For these purposes, the beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. In order to determine whether a foreign entity is a beneficial owner of income, it is necessary to take into account the functions performed by such foreign entity, as well as the risks borne by it. Entities are not recognized as beneficial owners of income if they have limited authorities to use or dispose income received from Russian sources, perform agency or other similar functions in favor of third parties, not taking any risks, or transfer such income (either partially or in full) to third parties that are not eligible to double tax treaty benefits.

Introduction of the concept of beneficial ownership may result in the inability of the foreign companies within our group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia. This may be the case if the recipient of the income is not recognized as its beneficial owner, look-through approach cannot be applied or is challenged by the tax authorities. The imposition of additional tax liabilities as a result of the application of this rule to transactions carried out by us may have a material adverse effect on our business, financial condition and results of operations. For more details see risks described in “—Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”.

Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations

The Russian Federation, like a number of other countries in the world, is actively involved in discussion of measures against tax evasion through the use of low tax jurisdictions as well as aggressive tax planning structures. Initiatives such as the incorporation into Russian law of the concept of beneficial corporate ownership, tax residency of legal entities, the CFC Rules, conclusion of multilateral agreements for the exchange of information between the tax authorities of different countries have already been raised by the Government in the Main Directions of Russian Tax Policy for 2013 and the planned period of 2014-2015 and were found in the latest draft of the Main Directions of Russian Tax Policy for 2015 and the planned period of 2016-2017. The Russian President’s address to the Federal Assembly of the Russian Federation on December 12, 2013 focused extensively on the proposed anti-offshore measures in the Russian economy.

As a response to this address, the Federal Law No. 376-FZ was signed by the Russian President on November 24, 2014 with its provisions applicable starting from January 1, 2015. This law introduced the following concepts into Russian tax legislation:

(i)	the concept of “controlled foreign companies” (the “CFC Rules”). Under the Russian CFC Rules, in certain circumstances, undistributed profits of foreign companies and non-corporate structures (e.g., trusts, funds or partnerships) domiciled in foreign jurisdictions, which are ultimately owned and/ or controlled by Russian tax residents (legal entities and individuals) will be subject to taxation in Russia. The Russian CFC Rules are being further developed. In particular, in June 2015, the President of the Russian Federation signed a federal law introducing technical amendments to the Russian CFC Rules, and another draft legislation with respect to the CFC Rules was published and passed the first reading in the State Duma of the Russian Federation in December 2015. In the meantime, certain provisions of the Russian CFC Rules are still ambiguous and may be subject to arbitrary interpretation by the Russian tax authorities;

(ii)	the concept of “corporate tax residency”. Under this concept, a foreign legal entity may be recognized as a Russian tax resident if such entity is in fact managed from Russia. When an entity is recognized as Russian tax resident it is obligated to register with the Russian tax authorities, calculate and pay Russian tax on its worldwide income and comply with other tax-related rules established for Russian entities. The new rules set principal and secondary criteria for determining the place of management (among other things, the place where the company’s executive body operates). However, there is some uncertainty as to how these criteria will be applied by the Russian tax authorities in practice;

(iii)	the concept of “beneficial ownership”. Under the Federal Law, a beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. When determining the beneficial owner, the functions of a foreign person that is claiming the application of reduced tax rates under an applicable double tax treaty and the risks that such person takes should be analyzed. In accordance with the Federal Law, the benefits of a double tax treaty will not apply if a foreign person claiming such benefits has limited powers to dispose of the relevant income, fulfills intermediary functions without performing any other duties or taking any risks and paying such income (partially or in full) directly or indirectly to another person who would not be entitled to the same benefits should it received the income in question directly from Russia. The Federal Law gives the right to the tax agent (i.e., the payer of income) to require, in addition to a certificate of tax residency, a confirmation from the recipient of the income that it is the beneficial owner of the income, however, at the moment it is still not clear in what form such confirmation should be obtained.

It is currently unclear how the Russian tax authorities will interpret and apply the new tax provisions and what will be the possible impact on us. Therefore, it cannot be excluded that we might be subject to additional tax liabilities because of these changes being introduced and applied to transactions carried out by us, which could have a material adverse effect on our business, financial condition and results of operations.

On November 4, 2014 the Russian President also signed Federal Law No. 325-FZ ratifying the multilateral Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD, which the Russian Federation signed in 2011. Ratification of this Convention will enable the Russian Federation to receive tax information from all participating countries which include, among others, a number of offshore jurisdictions. The provisions of the Convention came into force for Russia starting from July 1, 2015.

No assurance can currently be given as to the potential interpretation of the abovementioned changes into Russian tax legislation by the Russian tax authorities and the possible impact on us and our subsidiaries. These developments could have a material adverse effect on our business, financial condition and results of operations.

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

Our ADSs trade on both Nasdaq and MOEX. Trading in our ADSs on these markets occurs in different currencies (U.S. dollars on Nasdaq and Russian rubles on MOEX) and at different times (due to different time zones, trading days and public holidays in the United States and Russia). The trading prices of our ADSs on these two markets may differ due to these and other factors. The liquidity of trading in our ADSs on MOEX is limited. This may impair your ability to sell your ADSs on MOEX at the time you wish to sell them or at a price that you consider reasonable. In addition, trading of a small number of ADSs on that market could adversely impact the price of our ADSs significantly and could, in turn, impact the price in the United States. ADSs are completely fungible between both markets. Any decrease in the trading price of our ADSs on one of these markets could cause a decrease in the trading price of our ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, the time required to move the ADSs from one market to another may vary and there is no certainty of when ADSs that are moved will be available for trading or settlement.

Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline.

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 60,420,306 ordinary shares, including those represented by ADSs. Of these, 44,886,005 ordinary shares are immediately freely tradable, without restriction, in the public market.

In addition, we have granted registration rights to Saldivar Investments Limited, Sergey A. Solonin, Andrey N. Romanenko, Igor N. Mikhaylov, E1 Limited and Mitsui & Co., Ltd., who collectively own 100% of our class A shares and approximately 77.6% of the voting power of our issued share capital as of the date of this annual report. To the extent these shares are sold into the market, the market price of our ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

We were incorporated in Cyprus under the name of OE Investments Limited on February 26, 2007 as a new holding company for JSC QIWI (previously known as OSMP CJSC and QIWI CJSC), which was incorporated in Russia in January in 2004. In 2007, we acquired, among other entities, CJSC E-port and LLC Qiwi Wallet; which were reorganized into JSC QIWI. In April 2008, we launched the Qiwi brand, which gradually became the marketing name for our businesses. We changed our name to Qiwi Limited on September 13, 2010, and subsequently to Qiwi plc upon converting to a public limited company on February 25, 2013.

Our principal executive office is located at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus. Our telephone number at this address is: 22-653390. Our registered office is the same.

Our primary subsidiaries are QIWI Bank (JSC), or Qiwi Bank, JSC QIWI, QIWI Payments Services Provider Limited and Rapida LTD. We acquired Qiwi Bank in September 2010 from a group of our shareholders, and JSC QIWI was incorporated in Russia in January 2004. QIWI Payments Services Provider Limited was incorporated in the United Arab Emirates in February 2011. In June 2015, we acquired the Rapida payment processing system and the Contact money transfer system by acquiring all of the outstanding interests in CIHRUS LLC from Otkritie Investment Cyprus Limited (“Otkritie”) in exchange for 5,593,041 newly issued class B shares, which represented 9.27% of our outstanding share capital following the acquisition.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2015 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects.” For a description of the rules and regulations under which we are governed, see Item 5 “Regulation.”

B.	Business Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We have deployed over 16.1 million virtual wallets, over 172,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from over 67 million consumers using our network at least once a month (aggregating consumers across Qiwi, Contact and Rapida networks, without elimination of potential duplication). Our consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or virtual environments interchangeably. We believe the complementary combination of our physical and virtual payment services provides differentiated convenience to our consumers and creates a strong network effect that drives payment volume across our business. With the recent acquisition of Contact and Rapida, we broadened the scope of services primarily in the money remittance and further increased our distribution network. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and consumer segments that are largely cash-based or that lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments. We help consumers and merchants connect more efficiently in these markets by providing an integrated network of physical and virtual wallets and payment channels that enable consumers to deposit cash, convert it into a digital form and transfer the funds to a virtual wallet, a variety of Visa-branded prepaid cards or pay for any merchant in our network quickly and securely – for example, to pay bills, add minutes to their mobile phones, purchase transportation and tickets, shop online or at a retail store, buy digital services or send money to a friend or relative. Moreover, following our acquisition of Contact, our consumers can now make money transfers both within Russia and abroad using our extensive network of partners, which include banks branches, retail stores and certain other points of service.

Our platform provides simple and intuitive user interfaces, convenient access and best-in-class services combined with the reputation and trust associated with the Qiwi group brands. The payments processed on our network are typically very small with a limit of RUB 15,000 per transaction and, since they are primarily funded with cash, consumers do not have to undergo a lengthy registration process to execute certain types of transactions. Alternatively, consumers can create an online account, or virtual wallet, with Qiwi where they can store money, deposited from cash or funded from a variety of other sources, such as mobile phone balances, bank accounts, credit card or money transfers, that can be used to make payments and purchases at any time. Our services also allow merchants in Russia and other markets, including leading MNOs, online retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily.

        We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 6,500 agents who are responsible for placing, operating and servicing the kiosks in high-traffic and convenient retail locations. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a Qiwi terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system. In Russia and Kazakhstan, the Qiwi brand is well-known and our kiosks and terminals provide unique physical access to an alternative payment method for the population there. They can be found next to convenience stores, in train stations, post offices, retail stores or airport terminals in all of the major urban centers, as well as many small and rural towns that lack large bank branches and other financial infrastructure. In addition, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices.

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

Our Payment Network

Consumers access our payment network through two primary channels: physical distribution represented by our kiosks and terminals, and virtual distribution represented by our online product that we operate under the Visa Qiwi Wallet (in Russia), Qiwi Wallet (in Kazakhstan) and Qiwi Wallet Europa (in Latvia) brands. These two channels are highly synergetic, creating a self-reinforcing network that we believe has been key for the continuing success of our business.

In 2013, 2014 and 2015, we had processed RUB 561 billion, RUB 645 billion and RUB 873 billion in payments, respectively.

Physical distribution

Overview

Our physical distribution comprises approximately of 115,000 kiosks and 57,000 terminals (including various interfaces at physical points of service) that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the user customized interfaces that display our broad range of payment services and provides the connectivity to our processing platform. These capabilities help connect consumers and merchants and enable them to conduct commercial transactions, such as bill payments and purchases, at thousands of convenient locations, without the need to interact directly.

In 2013, 2014 and 2015 we had approximately 127,000, 142,000 and 115,000 kiosks and 42,000, 38,000 and 57,000 terminals in our network as of year-end, respectively.

With the addition of Contact and Rapida, we provide consumers with approximately 25,000 additional physical points of service which are located in retail stores and bank branches across Russia and the CIS.

Our Kiosks and Terminals

A kiosk is a stand-alone computer terminal with a touch screen and specialized hardware and software, which enables consumers to make cash payments to merchants. Each kiosk is connected to our network using a dedicated SIM card and is equipped with a cash acceptor, a printing device and a transaction recording device. Our kiosks are assembled by third party manufacturers using our proprietary specifications. Kiosks are relatively easy and inexpensive to install and operate and are equipped with specialized software that monitors the condition of the kiosk and its components, including the amount of cash stored, and the sufficiency of expendable materials such as thermal paper. A kiosk is also relatively simple to assemble, and we generally have not encountered any significant issues in relation to underproduction or shortage of kiosks. There are 20 base models of kiosk available in the Russian market.

In addition to kiosks, our network includes approximately 57,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy and Euroset. We provide these businesses with access to our network through our proprietary software and process the payments made by their customers.

Our kiosks and terminals are typically owned by our agents, except in limited circumstances when we enter new markets where we may own a number of kiosks or terminals. We believe this ownership structure has allowed us to build a large network in a relatively short period of time. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. In 2014, we signed rental agreements with large retail networks including Magnit, X5 Retail Group, Dixy and Monetka to further sublease those locations to our agents. We believe it is important to provide our agents with comprehensive support in order to ensure quality of service and unique competitive environment.

How Our Kiosks and Terminals Work

        To make a payment through a kiosk, a consumer selects the hyperlink icon of a particular merchant on the kiosk screen and enters the data necessary for the merchant to identify the consumer. For instance, this may be the consumer’s mobile phone number or details on the consumer’s utility bill. The consumer inserts money into a cash acceptor, which automatically recognizes the value of the banknotes. Once the necessary amount of money has been inserted, the consumer presses a button to confirm that he or she wishes to complete the transaction, and the software installed on the kiosk sends an instruction to our processing system to transmit a corresponding amount to the merchant and to withdraw it from the agent’s account. The kiosk then prints a receipt confirming that payment has been made. The interface of a kiosk is highly intuitive to facilitate a convenient user experience with the entire transaction process normally taking no more than a few minutes. A transaction is mostly automated and usually performed in three or four easy steps, so that the user is only required to input a minimum of information. When making a payment through a terminal, a consumer gives the same information (merchant name, amount of transaction and account identifying data) to a cashier at a cash desk, who processes it on a computer or a mobile phone using specialized software.

Our Agents

Our agent base includes more than 6,500 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Most of our agents are small to mid-sized businesses, which we believe provides them with insight into local market dynamics. For many of our agents, the business of kiosk and terminal ownership is a full-time occupation, while some view it as an ancillary service that increases consumer traffic in their outlets or provides additional convenience to consumers. We do not consider ourselves to be materially dependent on any of our agents.

Our contracts with the agents are usually for an indefinite term and may be unilaterally terminated by the agent. Our agent contracts do not have exclusivity clauses. Our agents determine the consumer fee for a number of services, mainly for Telecom merchants, while we control and set, if applicable, consumer commissions for services of other merchants. Moreover, we are in a position to cap these fees depending on our marketing actions or merchant’s request. When the fee payable by the consumers is absent or capped, we normally award the agents with an increased portion of merchant fees.

Our International Kiosks and Terminals

Almost our entire physical distribution network is currently located in Russia and Kazakhstan. We also have a limited number of kiosks in Moldova, Romania and Belarus.

Virtual Distribution

Overview

We have a virtual distribution channel that we operate under Visa Qiwi Wallet, Qiwi Wallet and Qiwi Wallet Europe brands. Visa Qiwi Wallet is an online and mobile payment processing and money transfer system that we offer in Russia that allows accountholders to pay for the products and services of merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. A virtual wallet enables its holder to make online purchases through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. We believe Visa Qiwi Wallet is one of the leading virtual wallet providers in Russia.

Prior to November 2012, Visa Qiwi Wallet was branded as Qiwi Wallet. Qiwi Wallet became a co-branded product pursuant to our Framework Agreement with Visa entered into on November 19, 2012. We operate Qiwi Wallet as a separate brand in certain jurisdictions outside of Russia.

In 2013, 2014 and 2015, we had 15.4 million, 17.2 million and 16.1 million active virtual wallets registered with our system as of year-end, respectively.

Our Virtual Wallet

With Visa Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, deposited from cash or funded from a variety of other sources such as mobile phone balances, bank accounts, credit or debit cards, or money transfers, that can be used to make payments, purchases and peer-to-peer transfers. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked.

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

We believe that a key part of our service offering is consumer convenience and ease of use. Visa Qiwi Wallet is available through a variety of interfaces, including mobile apps, its own website, touch-screens of our kiosks, merchant websites, social network applications, and SMS/USSD (whereby a payment is made by sending an SMS message to a specified phone number). An increasing percentage of consumers are accessing Visa Qiwi Wallet directly through mobile apps and our own website rather than through our kiosks (which was historically the most popular Qiwi Wallet interface). Nevertheless, accessing Visa Qiwi Wallet through our kiosks remains the primary means by which consumers load and reload their accounts, which we believe highlights the synergies between our physical and virtual distribution networks and will continue to support the sustainability of our business.

We offer downloadable Visa Qiwi Wallet applications for the most popular mobile and digital platforms and devices, including Apple iPhone and iPad, Android and Microsoft Windows Phone. We also support major mobile operating systems: iOS, Android and Windows phone. We believe that these efforts are a vital part of our overall marketing strategy and serve to increase our consumer base.

In February and May 2015, we announced our strategic partnerships with MegaFon and Beeline respectively by launching a co-branded products based on Visa QIWI Wallet technology. As a result of these partnerships, operator’s subscribers now have an opportunity to make payments for merchants supported by the Visa QIWI Wallet using their mobile phone balance as the source of funds. We view this as an important achievement in terms of deepening our relationship with Mobile operators and offering our users new valuable features. Currently this solution is unique in the Russian market. These agreement is not exclusive which allows us to execute similar contracts with other MNOs.

How Our Virtual Wallet Works

Payments made through Visa Qiwi Wallet can be categorized into push payments and pull payments. A push payment is a payment initiated by the consumer from a Visa Qiwi Wallet interface. After entering Visa Qiwi Wallet through one of its secure interfaces, a consumer is required to select the name of the merchant from a drop-down list or using a search function and to type in the payment amount. Consumers are not subject to a fee when making most payments through Visa Qiwi Wallet. Additionally, consumers are able to link their bank cards to their Visa Qiwi Wallet accounts to make online payments without divulging their bank card details on merchant websites, decreasing the perceived risk of fraud associated with online payments. A pull payment is a payment initiated by the consumer from a merchant interface, typically a merchant website through which the consumer makes a purchase. During the check-out process at a merchant website, the consumer chooses Visa Qiwi Wallet as a payment method and is re-directed to a Visa Qiwi Wallet web page. Next, if the consumer is already registered with Visa Qiwi Wallet, he or she is prompted to enter his or her mobile phone number to which his or her Visa Qiwi Wallet account is linked and his or her Visa Qiwi Wallet password. If the consumer is not yet registered with Visa Qiwi Wallet, our system automatically generates a virtual wallet for him or her once the mobile phone number is entered. A registered Visa Qiwi Wallet user is then required to select a source of funds to be used, including the prepaid balance of the Visa Qiwi Wallet account, a bank card previously linked to the Visa Qiwi Wallet account, or his or her mobile phone account. The consumer may also select a deferred payment option, whereby our system generates an electronic invoice from the merchant to the consumer which is stored in the consumer’s virtual wallet and can be paid at a later stage. After a payment option is chosen, the consumer is required to confirm the transaction, following which funds are withdrawn from the source the consumer is using and transmitted to the merchant. The only option available to consumers who did not have a Visa Qiwi Wallet account previously is the deferred payment option. Once the consumer loads his or her newly registered virtual wallet or links a bank card to it, the invoice can be confirmed and paid, after which the transaction is completed.

Our Reload Channels

Visa Qiwi Wallet accounts can be reloaded through virtually any payment method available on the market, including making cash deposit at any of our kiosks or terminals, bank cards and accounts, online banking and retail. Visa Qiwi Wallet benefits in particular from access to our own network of kiosks and terminals, which is the largest cash reload network in Russia. We believe that by offering the convenience of reloading at our kiosks and terminals, we increase the likelihood of consumers using Visa Qiwi Wallet as well as the other services that we offer.

Qiwi branded kiosks and terminals are the primary means by which consumers reload their Visa Qiwi Wallet accounts. Over the last three years the percentage of reloads made through bank cards, mobile phone balances and directly from bank accounts was less than 15% of total reloads. However, in the recent quarters we have seen an increase in the share of this reload channels as the result of the decline in the number of our and third party kiosks on the market (see “Item 3.D Risk Factors—Risks Relating to Our Business and Industry—A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”). Consumers also use third-party networks for cash reloads. With our recently announced co-branded wallet products with MegaFon and Beeline we have provided our consumers with another convenient and free-of-charge top up channel which we expect to become more popular among our users.

Our International Virtual Wallets

As of December 31, 2015, the vast majority of active Visa Qiwi Wallet accounts were based in Russia. We expect the international expansion of Visa Qiwi Wallet to be focused on markets with high volumes of money transfers to and from Russia and a low penetration of banking services. These are primarily the CIS and Eastern European countries with which Russia historically has strong economic and social relations. For example, in 2015 we have launched a pilot project in Latvia under the brand Qiwi Wallet Europe. We believe that our services could also be in demand with e-commerce businesses, which seek to increase their customer base in Russia.

Qiwi Bank and Rapida LTD

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

In June 2015, we acquired Rapida LTD which is a licensed non-banking credit organization in the Russian Federation. Rapida LTD operates payment processing and money transfer settlements within the group. See also “—Regulation” for a brief description of the regulatory regime applicable to Rapida LTD.

Qiwi Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk in the markets we serve of fraud associated with traditional credit and debit cards. Our Visa prepaid cards can be purchased through a Visa Qiwi Wallet or a Qiwi kiosk and currently consist of the following card products:

•	Qiwi Visa Virtual Card – are virtual cards that are delivered to a consumer’s mobile phone by SMS within seconds of purchase and can be used to make purchases online from any merchant that accepts Visa-branded cards. Qiwi Visa Virtual cards have a prepaid balance and are valid for three months.

•	Qiwi Visa Card – are virtual cards that are delivered to a consumer’s mobile phone by SMS within seconds of purchase and can be used to make purchases online from any merchant that accepts Visa-branded cards. Qiwi Visa Cards are linked to the balance of a consumer’s Visa Qiwi Wallet and are valid for 24 months. Although it is envisaged that all new Visa Qiwi Wallet accounts will be linked to Visa prepaid virtual cards by default, Qiwi Visa Card continues as a standalone product as well.

•	Qiwi Visa Plastic Cards – are plastic cards that are delivered to a consumer via mail or courier services after purchase and can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. Qiwi Visa Plastic Cards can also be used to withdraw cash from a participating ATM, are linked to the balance of a consumer’s Visa Qiwi Wallet and are valid for 24 months.

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

In 2015 we have also launched a Visa payWave contactless payment capabilities in Visa Qiwi Wallet based on host card emulation technology. This feature available for users of Android smartphones (4.4 or higher) broadens the scope of use of the wallet and allows customers to do a contactless payment in any equipped offline location with the balance of his or her Visa Qiwi Wallet without issuing a plastic card.

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

As a result of the general economic downturn in Russia, which has adversely affected the advertising market, advertising revenue has become a smaller portion of overall revenue of our Group. We do not believe that advertising revenue will be significant to our Group in the near term, and we are seeking to develop new value-added instruments and products to offer our customers.

Merchants

As of December 31, 2015, we had approximately 16,000 merchants active on a monthly basis in our system. Our merchants are vendors, including mobile network operators, utilities, banks and online retailers. Consumers can access our larger merchants through hyperlink icons placed directly on kiosk screens. Other merchants can be easily accessed through Visa Qiwi Wallet and, since any of our kiosks can be used as an interface to register a Visa Qiwi Wallet account or to access an existing one, the merchant offering is effectively the same for both kiosks and Visa Qiwi Wallet accounts. In addition, Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant that accept Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop shopping” experience for our consumers.

Our merchants fall into five broad payment categories: E-commerce, Money Remittance, Financial Services, Telecom and Other, according to the nature of the products and services they provide to the consumers. The following table shows the payment volume, payment adjusted net revenue and the payment average net revenue yield for each of these payment categories.

	For the year ended 31 December,
	2013	2014	2015	2015
	RUB	RUB	RUB	USD
Payment volume (RUB billions)
E-commerce	62.9	75.2	115.2	1.6
Financial services	150.1	193.2	241.1	3.3
Money remittances	35.6	66.7	164.2	2.3
Telecom	265.0	251.3	252.3	3.5
Other	46.9	59.0	99.8	1.4
Payment adjusted net revenue (RUB millions)
E-commerce	1,207	2,006	2,856	39
Financial services	1,010	1,931	1,373	19
Money remittances	450	987	1,788	25
Telecom	1,332	1,169	998	14
Other	322	422	507	7
Payment average net revenue yield (in %)
E-commerce	1.92%	2.67%	2.48%	2.48%
Financial services	0.67%	1.00%	0.57%	0.57%
Money remittances	1.27%	1.48%	1.09%	1.09%
Telecom	0.50%	0.47%	0.40%	0.40%
Other	0.69%	0.72%	0.51%	0.51%

E-commerce. E-commerce is one of our major merchant categories and mostly comprises of merchants that sell their products and services online, including large international e-commerce merchants such as AliExpress, JD.com and eBay, local e-commerce merchants, social networks such as Vkontakte and Odnoklassniki, online game developers such as Wargaming and Mail.ru and sport betting. We also accept payments on behalf of software producers, coupon websites, and numerous other merchants. Our kiosk and terminal network provides these businesses with an attractive offline interface to their online services, while our Visa Qiwi Wallet provide their customers with a convenient, fast and secure payment option to make online purchases and top up their personal accounts.

Financial Services. Financial Services includes primarily banks, micro finance organizations and insurance companies. As of December 31, 2015, we accepted payments on behalf of over 250 banks, including most major Russian retail banks such as Sberbank, VTB 24, Alfa-Bank, Tinkoff Credit Systems, Russian Standard Bank, Home Credit Bank, Promsvyazbank, Raiffeisen Bank and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach a larger market through our network by enabling their customers to make deposits, replenish their cards and repay loans.

Money Remittance. Our Money Remittance category includes major Russian and international money transfer merchants such as Western Union, Unistream, Post of Russia and Anelik. In June 2015, we acquired the Contact money transfer system, one of the largest operators on the Russian money transfer market. This transaction allowed us to grow our market share by leveraging the ecosystem that we have built to date and offering our clients new, convenient services. From August 2010, we offer our consumers Visa Direct and MasterCard Money Send services, which allow a Visa Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, a mobile app, or a kiosk touch-screen, and with the only information required being the number of the recipient card. Since 2015, we started offering our users similar services for China Union Pay bank cards.

Telecom. Telecom merchants include various telecommunication service providers, such as MNOs, internet services providers, pay television channels and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented the largest portion of our merchant base and are expected to continue to do so in terms of volumes for the foreseeable future. For the years ended December 31, 2013, 2014 and 2015, the Big Three MNOs accounted for 32%, 26% and 19% of our payment volume, respectively. However, their share in our transaction volume has been falling over the last three years due to the expansion of our merchant base and the increased use of our payment systems by the consumers for purposes other than mobile phone account reloading.

Other. Our Other category includes all other merchants to which we offer our payment processing services. These includes a broad range of merchants in utilities and other government payments as well as charity organizations.

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

Our Technology Platform

Our services are based on our advanced, proprietary high-performing technology platform. All of our key technology has been developed in-house. Our platform utilizes innovative Java and Scala -based architecture, which enables us to have scalable, clustered, fault tolerant processing system and various consumer, merchant and agent interfaces. In addition, the interfaces are connected to the processing system through a secure protocol.

Hardware supporting our platform is hosted in two leased data centers (build in an active-active mode and linked in a private data cloud, each capable of handling twice the usual traffic), located in a geographically distributed parts of Moscow. The data centers have been Payment Card Industry Digital Security Standard (PCI DSS) certified, and one of them is ISO 27001 security standard compliant as well. We are able to switch our processing core between the data centers within three minutes. Furthermore, in order to support uninterruptible connectivity, we linked our headquarters and both data centers via fiber optics with at least doubled lines between any two locations.

The principal software under which the kiosks operate is our proprietary application called Maratl, which enables payment acceptance, proper billing and processing connectivity. Maratl is a cutting edge software that employs, among others, such technological features as code-obfuscation and strong 3-layer proprietary cryptographic network protocols. Such security features enable kiosks and terminals to connect with any open communication network as the data flow is strongly protected. Our kiosks are not connected to each other, thus reducing any network risks. Kiosk infrastructure including hardware, software and the network as a whole are certified with Payment Application Data Security Standard (PA DSS).

Visa Qiwi Wallet is the application that enables customers to pay online easily and quickly to thousands of merchants and services, using either mobile or web interface. Our customers are also able to utilize card technologies using Qiwi Visa Plastic or Qiwi Visa Card - physical or virtual cards issued and linked to Visa Qiwi Wallet account balance or pure virtual cards with a stored balance - Qiwi Visa Virtual.

We have a robust transaction intelligence system designed to trace and prevent suspicious transactions inside our payment network. In the vast majority of cases, fraud through Visa Qiwi Wallet is attributable to scams rather than to a security system failure. We also employ a certified 3-D secure system similar to those adopted by other major payment networks and banks. We have established a sophisticated system of security monitoring utilizing the Security Information and Event Management system (SIEM) and Security Operations Center (SOC), each of which are operating and supported continuously. Our critical internal resources are protected with an advanced intrusion prevention system (IPS); all applications are protected with a web application firewall (WAF) set up in a blocking mode ensuring all unauthorized or ambiguous activities are prohibited. Moreover, we have in-house forensic lab that assesses any potentially harmful events.

Our Framework Agreement with Visa dated November 19, 2012 imposes stringent security requirements on us to protect the data of our consumers. Under the terms of this agreement, we are under an obligation to be compliant with Visa-approved security standards and to undergo periodic assessments to certify such compliance. In particular, we have annual PCI DSS compliance audits fulfilled by qualified security assessors.

In July 2014, as a part of our strategic relationship with Visa we received VisaNet Processor status, which effectively allows us to process Visa transactions on behalf of other Visa member banks.

Sales and Marketing

We have a dedicated team of sales and marketing personnel who seek to expand our network of agents and merchants, attract and maintain consumers and promote our products. Our marketing program includes advertising campaigns as well as other promotional activities, such as joint loyalty programs with our merchants.

Brand Awareness

We believe our brand is a household name in Russia. According to Synovate Comcom, “Qiwi” is the most recognized Russian brand among kiosk operators with prompted brand awareness of 92%, as well as in electronic payment services with a prompted brand awareness of 93%.

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

We also potentially face competition from the Russian Post, due to its vast network of offices throughout Russia which accept payments for certain third-party services, including utilities and banking services, and their plans to build a bank on the existing infrastructure.

Finally, we also compete against some directly comparable businesses, such as traditional kiosk and terminal operators (primarily CyberPlat, Comepay and Elecsnet) and electronic payment system operators (primarily Yandex.Money (a majority stake of which is owned by Sberbank), WebMoney and, to a lesser extent, PayPal and AliPay).

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

QIWI and QIWI-“KIVI” are registered trademarks in Russia and several countries around the world, including CIS countries. A number of other applications for registration of our brand are still pending. We also hold copyrights for software applications, such as “Maratl”, “Observer”, “Universal Payment Gateway Server”, and “Universal Processing System”. We have obtained copyright registrations for some of our key software in Russia, Brazil and in the United States.

Employees

The following table sets out the average number of employees for the years ended December 31, 2013, 2014 and 2015 by function.

	For the year ended 31 December,
	2013	2014	2015
Qiwi Group
Front Office	388	464	463
Back Office	425	439	575
IT Personnel	222	218	260
Total	1,035	1,121	1,298

In 2014 we conducted an internal reorganization to change our organizational structure from a business unit organizational structure where Qiwi Distribution and Visa Qiwi Wallet were largely managed as separate entities to a functional management structure where management is focused on centralized core operational tasks such as sales, marketing, IT, legal, HR and finance. The reorganization was intended to better reflect the manner in which our business is managed.

In 2015, the main driver underlying headcount growth was the acquisition of the Contact and Rapida businesses. Additionally, we have done a partial restructuring of several functions within our group which lead to changes in the functional responsibilities of certain employees and their transfer from the Front Office to the Back Office and IT Personnel.

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

Regulation

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate payment services, anti-money laundering, data protection and information security and advertising services. Qiwi Bank and Rapida LTD are also subject to numerous laws and regulations governing banking activities in Russia.

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

Electronic money is defined under the Payment System Law as prepaid monetary value contributed by the “provider” to the “obligor” of which a record is kept by the obligor without the opening of a bank account, which can be used for the settlement of the provider’s monetary obligations towards third parties, and in respect of which the provider may only issue instructions via electronic means of payment. Electronic money is also treated as a liability of the obligor towards the provider. Electronic means of payment are defined as any methods and instruments which allow drawing up, certifying and transmitting instructions for electronic money transfers and which employ information and telecommunication technologies, electronic data carriers and other technical devices. The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 600,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment (or RUB 60,000 if the holder underwent a simplified identification procedure – see “- The Anti-Money Laundering Law “). The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000 (or RUB 200,000 if the holder underwent a simplified identification procedure – see “- The Anti-Money Laundering Law”).

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

In May-October 2014, certain changes were introduced to the Payment System Law that mandated the creation of a Russian national payment cards system (NSPK) and required that starting March 31, 2015, all transactions with the use of cards issued under international brands, such as Visa and MasterCard, be processed through the facilities of the national payment card system rather than the international payment systems’ own facilities. There are different types of memberships in MasterCard and Visa payment systems. Each type of membership has a certain range of powers and responsibilities. As a principal member of Visa, Qiwi Bank has to set up connectivity to NSPK systems and all outgoing and incoming transactions of Qiwi Bank on cards operated by international payment systems are currently processed through NSPK. Rapida LTD is an affiliate member of MasterCard and therefore all its outgoing and incoming transactions on cards operated by international payment systems are processed through sponsor-bank that has joined NSPK. Thus, Rapida LTD is not required to set up direct connectivity to NSPK systems. JSC QIWI, as operator of our kiosk network, is deemed to be a payment agent in accordance with the Federal

Law of the Russian Federation No. 103-FZ “On Collection of Payments from Individuals by the Payment Agents”, dated June 3, 2009, as amended, or the Payment Agents Law. The Payment Agents Law is inapplicable to electronic payments and thus does not regulate our Visa Qiwi Wallet business. The Payment Agents Law defines payment agents as intermediaries that collect payments due from individuals to merchants.

The Payment Agents Law only applies to services providers such as JSC QIWI that process cash payments without having the status of a credit institution (under Russian law, credit institutions include banks and non-banking credit institutions which are entitled to carry out a limited number of banking operations) and thus are not regulated by banking legislation. Merchants on whose behalf payment agents may accept payments include legal entities and individual entrepreneurs, as well as state and municipal authorities and budget-funded entities that provide fee-based services in furtherance of their functions.

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

Acceptance of payments on behalf of certain types of merchants, including foreign entities, is carved out from the scope of the Payment Agents Law. This does not imply that a company which has the status of a payment agent is prohibited from accepting payments on behalf of such merchants. However, activities in this regard are not regulated by the Payment Agents Law, but rather by the universally applicable provisions of the Russian Civil Code pertaining to agency agreements. In particular, the Civil Code contains certain basic requirements for agency agreements, including their conditions and their termination and sets out rules pertaining to certain rights of the agent and the principal and allocation of various responsibilities between them. Agency services may not be provided free of charge. The Civil Code permits agency agreements to include exclusivity clauses. Agency agreements may be entered into for fixed or indefinite periods of time. However, if an agency agreement is entered into for an indefinite period of time, it may be terminated unilaterally at the discretion of either counterparty.

The Payment Agents Law provides that payment agents are entitled to levy fees from the merchants’ customers for each transaction processed by them. These fees are not statutorily capped, although proposals to cap them are from time to time considered by the Russian legislature.

Payment agents are required to use cash registering facilities with a built-in fiscal memory and a reference tape (an electronic device which allows long-term storage of records of transactions performed through a kiosk), in order to monitor payments received. They are also required to issue receipts for each transaction.

The Payment Agents Law requires both the payment agent and the merchant serviced by it to maintain segregated bank accounts for the purpose of depositing funds received from the customers and from the payment agent, respectively. All funds received by a payment agent need to be deposited into such specialized accounts.

Although the CBR authority in respect of monitoring the activities of the payment agents is limited to collection, systematization and analysis of industry data, the CBR activities may have indirect impact on payment agents. For instance, in April 2015 the CBR issued recommendations to credit institutions to enhance their scrutiny over the compliance by the payment agents with legislation that requires them to remit their proceeds to special accounts, which resulted in a decline in the number of our active kiosks.

Banking Regulation

Our Qiwi Bank and Rapida LTD are “credit institutions” and are accordingly subject to the following financial services-related laws and regulations:

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

The Banking Law provides for a list of the so-called “banking operations” that cannot be conducted without an appropriate license from the CBR, including, among others, accepting deposits, opening and maintaining bank accounts, performing money transfers from and to bank accounts of the clients, and performing money (including electronic money) transfers without opening a bank account (other than postal transfers), etc. The latter type of banking operations is the only one that Qiwi Bank and Rapida LTD pursue as a main line of business, although Qiwi Bank is also entitled to accept deposits from individuals and legal entities, invest the funds received in the form of deposits, maintain accounts for individuals and legal entities and perform settlements through their bank accounts, perform teller and cash collection services, sell and purchase currency and issue bank guarantees, while Rapida LTD is also entitled to maintain accounts for legal entities and perform settlements through their bank accounts, perform teller and cash collection services, sell and purchase currency in a non-cash form.

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

Capital Requirements

The key measure underlying Russian capital requirements is the amount of the capital base (own funds) of a credit institution, which is defined as the sum of the “main capital” and “additional capital” of the credit institution minus certain obligations as determined by the CBR. According to the CBR Regulation No. 395-P, dated December 28, 2012, as amended, the main capital and the additional capital of a credit institution is defined by way of an exhaustive list of different types of debt and equity that qualify for treatment as main and additional capital, as applicable.

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

As of December 31, 2015, Qiwi Bank and Rapida LTD had a charter capital of RUB 295 million and RUB 2.9 million correspondingly and a capital base of approximately RUB 1,384 million and RUB 599 million correspondingly. Qiwi Bank and Rapida LTD are in compliance with applicable banking legislation.

Reserve Requirements

Under the CBR Law, the CBR’s board of directors may establish reserve requirements for credit institutions. Reserve requirements must not exceed 20% of the bank’s liabilities and may vary for different types of banks. Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from March 1, 2013, such reserves constitute 4.25% for all types of liabilities.

Russian credit institutions are required to calculate the exact amount of their mandatory reserves in accordance with CBR Regulation No.342-P dated August 7, 2009, as amended, for the year of 2015 and CBR Regulation No. 507-P dated December 1, 2015 for the year of 2016, or the Reserves Regulation. The Reserves Regulation also requires banks to report the calculation of reserves to the CBR and its regional branches promptly after the end of each calendar month, as well as to post additional reserves if necessary.

The Reserves Regulations allow the CBR to fine a bank that fails to comply with reserve requirements and debit the insufficient reserve from its correspondent account with the CBR. The amount of the fine is calculated on the basis of the actual shortage of the reserves. The CBR and its regional branches may also conduct audits to assess a bank’s compliance with the reserve requirements.

As of December 31, 2015, Qiwi Bank’s and Rapida’s LTD reserves amounted to 4.25% of their liabilities owed to legal entities that are non-residents and 4.25% of liabilities towards individuals and other liabilities and they were in compliance with applicable legislation.

Qiwi Bank and Rapida LTD are, and have been for the financial periods covered in this annual report, in material compliance with applicable reserve requirements. The reserve requirements of the CBR negatively impact Qiwi Bank’s and Rapida LTD’s ability to distribute their profit to their shareholders in the form of dividends.

Qiwi Bank and Rapida LTD are in compliance with applicable reserves requirements.

Loss Provisions

The CBR regulates the creation of provisions for bank loan and other losses. CBR Regulation No. 254-P “On the Procedure for Making Provisions for Possible Losses on Loans and Similar Indebtedness by Credit Institutions”, dated March 26, 2004, as amended, requires credit institutions to adopt procedures for calculating and posting provisions for loan losses and for possible losses other than loan losses, which may include losses from investments in securities, funds held in correspondent accounts of other banks, contingent liabilities and other transactions. CBR Instruction No. 283-P, dated March 20, 2006, as amended, requires credit institutions to classify such activities into five risk categories and to make provisions in the corresponding amount at their discretion. Credit institutions must report to the CBR the amount of new non-loan provisions within seven days after the end of each reporting month. The CBR and its regional branches monitor credit institutions’ compliance with these rules.

Although Qiwi Bank and Rapida LTD do not engage in retail or corporate lending as a line of business, they have a limited amount of loans and maintain provisions for certain other possible losses, including losses from default by counterparties, impairment of assets and liability increases, and is in compliance with applicable legislation.

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

CBR Instruction No. 129-I “On Banking Operations and Other Transactions by Non-Banking Credit Institutions, Mandatory Prudential Ratios for Non-Banking Credit Institutions and the Specifics of Bank of Russia Supervision of their Compliance” dated April 26, 2006, as amended, establishes mandatory prudential ratios for non-banking credit institutions. Key mandatory economic ratios that non-banking credit institutions must observe on a daily basis and periodically report to the CBR include capital adequacy ratio, current liquidity ratio, maximum exposure to a single borrower or a group of affiliated borrowers. Failure to comply with the prudential ratios may lead to negative consequences for the non-banking credit institution, including revocation of the banking license.

As of December 31, 2015, prudential ratios of Qiwi Bank and Rapida LTD were well in excess of the minimum thresholds imposed by the CBR. Qiwi Bank and Rapida LTD are in compliance with applicable legislation.

Reporting Requirements

Under the Banking Law and the CBR Regulation No. 2332-U, dated November 12, 2009, as amended, a substantial amount of routine reporting is performed by credit institutions on a regular and non-regular basis, including disclosure of financial statements, various operational indicators, affiliates and persons who exercise (directly or indirectly) influence over the decisions taken by the management bodies of the credit institution. According to the CBR Law, the CBR may at any time conduct full or selective audits of any credit institution’s filings and may inspect all of its books and records.

Under the Banking Law and the CBR Regulation No. 3876-U, dated December 03, 2015, as amended, banking holdings such as ourselves (i.e., groups of legal entities in which a legal entity that is not a credit institution, directly or indirectly, controls decisions of the management bodies of a credit institution within such groups, such as Qiwi Bank and Rapida LTD) must regularly disclose their consolidated financial statements and provide to CBR certain additional information regarding the business operations and financial condition of the group in order for the CBR to assess their risks.

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

Additionally, subject to certain exemptions, a 50% quota on foreign ownership in the total share capital of the aggregate number of Russian credit institutions was introduced in December 2015. If such quota is exceeded, a takeover of our company by a foreign purchaser may become impossible, which could limit, prevent or delay a change of control of our company and in turn could negatively impact the liquidity of our ADSs.

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

Russian advertising laws define and prohibit, among other things, “unfair”, “untrue” and “hidden” advertising (i.e. advertising that influences consumers without their knowledge). Advertising based on improper comparisons of the advertised products with products sold by other sellers is deemed unfair. It is also prohibited to advertise goods, which may not be produced and distributed under Russian law.

In addition, the distribution of advertisements using telecommunications devices, such as advertisements over short messaging, requires the consent of the recipient of the ad, which we receive through having the customer agree to a public offer before making a transaction through one of our kiosks. The Advertising Law does not specifically regulate advertising through kiosks.

In some cases, violation of the Advertising Law can lead to civil actions or administrative penalties.

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

On September 1, 2015, amendments to Personal Data Law became effective that require any personal data of Russian citizens to be stored within the territory of the Russian Federation. Since all our data centers used to store such personal data are located in the Russian Federation, we are not impacted by this requirement.

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

Regulation of Strategic Investments

The Strategic Enterprise Law provides that an acquisition by a foreign investor (or a group of persons including a foreign investor) of direct or indirect control over a company holding encryption license requires prior approval of a specialized governmental commission. The approval process usually takes between three and six months. Qiwi Bank and Rapida LTD hold encryption licenses, which are necessary to conduct their operations, and by virtue of this may be deemed to be a “strategic enterprise”.

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

QIWI plc is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly-owned (direct or indirect) subsidiary, are QIWI Bank (JSC), QIWI JSC, QIWI Payments Services Provider Ltd and Rapida LTD.

See Exhibit 8.1 for a list of our subsidiaries.

D.	Property, Plants and Equipment.

We currently lease a total of over 9,000 square meters in Moscow and other regions across Russia as well as in Kazakhstan.

ITEM 4A.	Unresolved Staff Comments

None.

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

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We operate in target markets and customer segments that are largely cash-based and lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments.

We have built a physical network of over 172,000 kiosks and terminals using a proprietary agent model. Under this model, our kiosks and terminals are built with our proprietary specifications and technology by third party manufacturers and then purchased and managed by approximately 6,500 agents responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations. We also distribute our payment services online through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices. The payments processed through our network are typically very small with a limit of RUB 15,000 per transaction, and since they are primarily funded with cash, consumers do not have to go through a lengthy registration process to execute most transactions.

Our primary source of revenue is fees we receive for processing payments made by consumers to merchants, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions that we process, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as merchant fees and to payment processing fees that are paid by our consumers directly to us or transmitted to us by our agents as consumer fees. We typically pass on a portion of the merchant fees to our agents.

In September 2010, we acquired Qiwi Bank, which provides the issuing, acquiring and deposit settlement functions of our group. In addition, in 2015 we acquired Rapida LTD, which operates payment processing and money transfer settlements within our group.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015
	(in RUB millions)
Adjusted net revenue (1)	6,168	8,836	10,228
Adjusted EBITDA (1)	2,978	4,818	5,640
Adjusted net profit (1)	2,173	3,496	4,142

(1)	See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Operating Measures

The following table presents our key operative measures for the year ended December 31, 2013, 2014 and 2015.

	Year ended December 31,
	2013	2014	2015
	(in RUB millions, unless otherwise indicated)
Payment volume	560,525	645,422	872,628
Active kiosks and terminals (units) (1)	168,236	181,148	172,269
Active Visa Qiwi Wallet accounts (at period end, in millions) (2)	15.4	17.2	16.1
Average net revenue yield (3)	1.10%	1.37%	1.17%

(1)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(2)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(3)	Average net revenue yield is defined as adjusted net revenue divided by payment volume.

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2014 to December 31, 2015, we have decreased our number of kiosks from 142,000 to 115,000 and increased the number of terminals from 38,000 to 57,000. Our kiosks and terminals can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. While the number of our kiosks was significantly affected by the recent regulation developments (see Item 3.D Risk Factors—Risks Related to Our Business and Industry— A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services) we maintain the breadth of our network and aim to further increase our share of the market.

Number of active Visa Qiwi Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is a measure of our success in penetrating the market and expanding our virtual distribution channels. Our strategy is primarily focused on the volume per Visa Qiwi Wallet growth, and we believe we are able to leverage our large, active base of over 67 million consumers who use our kiosks and terminals at least once a month and our brand recognition and presence on social media platforms to drive the adoption and usage of the Visa Qiwi Wallet.

Payment volume. Total volume provides a measure of the overall size and growth of our business, and increasing our payment volumes is essential to growing our profitability. Payment volumes have consistently increased for the periods under review in this annual report. Payment volumes have grown at a CAGR of 25% from 2013 through 2015; with payment volumes of RUB 873 billion for the year ended 2015. The following factors may have a significant impact on the growth of payment volume:

•	Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. In 2015 we have experienced negative pressure on our payment volumes in particular in financial services following the depreciation of the ruble and the general economic downturn, which affected overall consumer lending market, and to a lesser extent in money remittance which is affected by shifting migration trends.

•	Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are the principal form of payment in Russia, and, as a result, a majority of our payment volumes are cash-based. We expect cash payments to continue to be the principal means of payment in Russia and to sustain demand for use of our kiosks and terminals in the near future. As cash payments in Russia grow in absolute terms, we expect our payment volumes to correspondingly increase. If the use of cash as a mean of payment declines in Russia, it would negatively impact our financial results.

•	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably in the recent years and continues to grow. Similarly, we expect the use of both banking cards and alternative payment methods in Russia, such as smartphones to grow considerably. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the number of potential merchants for which we can offer payment services and in increasing the potential number our users. However, the rapid development of banking card transactions in online could hinder the growth in alternative payment methods.

•	Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products. We believe that growth of merchant network will lead to more consumers using our payment systems more frequently. In addition, we actively encourage consumers to use multiple distribution channels, in particular, for users of our kiosks and terminals network to create a Visa Qiwi Wallet account. We believe that the synergies offered between our physical and virtual distribution networks will help enhance consumer adoption of our services in the future.

Average net revenue yield. We calculate total average net revenue yield by dividing adjusted net revenue by payment volume. Average net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Average net revenue yield was 1.10%, 1.37% and 1.17% in 2013, 2014, and 2015, respectively. In 2015, average net revenue yield declined by 20 bps in comparison to 2014 primarily as a result of consolidation of Contact and Rapida businesses partly offset by increase in payment volumes associated with higher revenue generating transactions such as e-commerce. The following factors have influenced average net revenue yield:

•	Between 2013 and 2015, we have experienced a decline in merchant fees from our larger retail merchants, in particular the Big Three MNOs.

•	We have experienced a changing business mix towards higher yielding transactions which are primarily e-commerce and various types of financial transactions, whereas lower yielding transaction, such as telecoms, have declined as a percentage of total payment volume.

•	A significant proportion of the merchants that we serve (particularly e-commerce) are typically retailers, with limited bargaining power from which we may be able to charge higher payment processing fees. We expect that, as our merchant base continues to grow and diversify, these merchants will have a larger effect on payment volume and, consequently, on average net revenue yield.

•	In 2015 our net revenue yield was diluted by the acquisition of Contact and Rapida businesses that historically operated with significantly lower net revenue yields than Qiwi.

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we derive revenue from interest revenue, gain from currency swaps, cash and settlement services, rent of space for and sale of kiosks, advertising, interest revenue from agent’s overdrafts, and other revenue.

Payment processing fees. Payment processing fees constitute the substantial majority of our revenue and comprise fees charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are paid to us by merchants for collecting payments on their behalf, which we refer to as merchant fees, and the fees paid by consumers, which we refer to as consumer fees. We typically pass on a portion of the merchants fees to our agents. In certain situations, we may not receive any merchant fees, for example, when a merchant is a government body. We generally recognize merchant fees gross at the point when merchants accept payments from the consumer. Consumer fees fall into two categories – those collected by us directly and those collected by our agents. We recognize revenue from consumer fees charged through Visa Qiwi Wallet as well as most revenue from consumer fees charged through our kiosks and terminals gross at the point when the consumer makes a payment.

Other sources of revenue. In addition to payment processing fees, we generate revenue from various other sources including cash and settlement services (representing revenue from different types of support and services that we provide to our agents), advertising revenue (representing revenue from displaying advertising on our kiosks, through short message service and various messengers), interest revenue on agent’s overdrafts (representing revenue from interest earned on amounts of credit that we provide to our agents for them to be able to operate within our network), interest revenue and gain from currency swaps (representing revenue from interest earned on cash deposits with financial institutions, and short- and long-term investments performed as a part of our treasury operations), revenue from sale of kiosks to our agents, revenue from rent of space for kiosks (representing revenue from rent obtained for subleasing retail space for kiosks to our agents) and other revenue (representing revenue primarily generated from such operations as promotional campaign fees generated from software licensing for our processing system in countries where we operate through our franchisees).

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

Ancillary expenses. We incur other expenses in addition to transaction costs and payroll and related taxes, including advertising commission (primarily representing commission we pay to SMS operators and our agents for displaying the advertising), cost of rent of space for kiosks (representing the rental payments we make to retail shop owners to allow agents to install kiosks on their premises under lease arrangements), cost of terminals sold (the cost the Company incurs selling terminals) and other expenses (including call center expenses (payment to call center provider for the number of the calls serviced).

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of payroll and related taxes for our senior management, finance, legal and other administrative staff, advertising and related expenses, rent of premises and related utility expenses, office maintenance expenses, telecommunication and internet expenses, bad debt expense, traveling and representation expenses, taxes other than income taxes and professional fees.

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

Other Income and Expense Items

Loss from disposal of subsidiaries

In 2015, loss from disposal of subsidiaries includes the disposal of CMT Engineering LLC on December 29, 2015 in the amount of RUB 71 million that was partially offset by a gain from disposal of IT Billion LLC and QIWI USA LLC on May 1, 2015 in the amount of RUB 33 million. No similar expenses were incurred in 2013 or 2014.

Other income

Other income in 2013 and 2014 primarily included income from depositary. Other income in 2015 primarily included gain from sale of investments and income from penalties charged to agents for violation of our payment system terms and conditions.

Other expenses

In 2013, other expenses primarily consisted of tax penalties. In 2014, other expenses primarily included charitable donations. In 2015, other expenses primarily represented discounts recognized on guarantees provided.

Foreign exchange gain and loss

Foreign exchange gain and loss arise as a result of re-measurement of monetary assets and liabilities denominated in foreign currencies at the functional currency rate of exchange at the reporting date. The amount of foreign exchange gain and loss for the reporting period is directly related to the currency rates fluctuations.

Interest income

Interest income represents primarily interest on non-banking loans issued.

Interest expense

Interest expense primarily represents interest expense accrued on bank guarantees issued to selected merchants.

Income tax expense

Income tax expense represents current and deferred income taxes with respect to our earning in countries in which we operate. Deferred tax also includes taxes on earnings of our foreign subsidiaries that have not been remitted to us to the extent applicable and will be taxed in Cyprus once remitted.

Critical accounting policies and significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. The most significant judgments, estimates and assumptions relate to the recognition of revenue, functional currency, determination of the fair values of assets acquired and liabilities assumed in business combinations, impairment of goodwill and intangible assets, deferred tax assets, impairment of loans and receivables, and share based payments. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

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

In either one or both of the two types of payment processing fees above, or in some cases, payment processing fees apply to a single consumer payment. Transaction costs relate to acquisition of payments by agents, mobile operators, international payment systems and some other parties, and the applicable fees, generally determined as a percentage of consumer payment, for each specific payment channel are on terms similar to those available to other market participants.

A merchant fee, when it is charged, is recorded gross of related costs, because (i) we are the primary obligor as we undertake to transfer the customer payment to the merchant using our payment processing system; (ii) we negotiate and ultimately set the commission rate receivable from a merchant; and (iii) we bear credit risk in most of the cases, unless the payment is made from a deposit made with our group.

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

The total amounts of transaction costs reported gross for the years ended December 31, 2013, 2014 and 2015, are RUB 5,065 million, RUB 5,079 million and RUB 6,300 million respectively, including the transaction costs for e-payments of RUB 1,237 million, RUB 1,506 million and RUB 2,241 million respectively.

SMS advertising revenues are recorded gross of related SMS expenses because (i) we act a principal in the transaction, because we are ultimately responsible for the delivery of service, (ii) we have discretion over a choice of SMS delivery channel, and (iii) we determine the price and bear credit risk.

We also charge a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of RUB 462 million, RUB 757 million, and RUB 548 million for the years ended December 31, 2013, 2014, and 2015 are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and provided at their discretion.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Fair values of assets and liabilities acquired in business combinations

We recognize separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. In some cases, when the amounts of fair values are significant, we hire third party appraisers to assist us in determining the related fair values.

Impairment of goodwill and indefinite-lived intangible assets

We determine the following CGUs: JSC QIWI, Visa QIWI Wallet, Rapida LTD and considers goodwill relates to the group of three CGUs. For the purpose of goodwill impairment test, we estimate the recoverable amounts of group of three CGUs as fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares. For the purpose of intangible assets with indefinite useful life impairment test, we estimate the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of other intangible assets impairment, when indicators of impairment are noted, we estimate the recoverable amounts as higher of value in use or fair value less costs to sell off an individual asset or the CGU to which this asset relates.

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

The allowance relates to deferred tax assets, which were not recorded because we do not expect to realize certain of our tax loss carry forwards in the foreseeable future due to the history of losses.

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

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. IFRS requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We have no past history of forfeitures, but the retention rate amongst our key employees and management was historically high. Therefore, our forfeiture rate is expected to be insignificant. As a result, we have applied an estimated forfeiture rate of zero in 2013 and actual year-to-date rate of forfeitures in 2014 and 2015.

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

On December 21, 2012, our board of directors approved the grant of option awards to purchase up to 2,216,778 shares at an exercise price presented in a table above. The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2015 was RUB 87 million (December 31, 2014: RUB 422 million, December 31, 2013: RUB 231 million).

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015:

	Years ended December 31,
	2013	2014	2015
	(in RUB millions)
Revenue	11,666	14,719	17,717
Cost of revenue (exclusive of depreciation and amortization)	(6,396)	(7,273)	(8,695)
Selling, general and administrative expenses	(2,678)	(3,082)	(3,469)
Depreciation and amortization	(113)	(353)	(689)
Impairment of intangible assets and goodwill	(5)	—	—

Profit from operations	2,473	4,010	4,864

Loss from disposal of subsidiaries	—	—	(38)
Other income	91	42	20
Other expenses	(20)	(30)	(43)
Foreign exchange gain	79	3,359	2,801
Foreign exchange loss	(71)	(1,428)	(1,360)
Share of loss of associates	(79)	(27)	—
Impairment of investment in associates	(22)	(25)	—
Interest income	22	2	16
Interest expense	(29)	(42)	(109)

Profit before tax	2,445	5,862	6,151

Income tax expense	(610)	(895)	(877)

Net profit	1,835	4,968	5,274

Attributable to:
Equity holders of the parent	1,873	5,024	5,187
Non-controlling interests	(38)	(56)	86

Set out below are our consolidated statements of operations data for the years ended December 31, 2013, 2014 and 2015 as a percentage of total revenue:

	Years ended December 31,
	2013	2014	2015
	(as a percentage of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue (exclusive of depreciation and amortization)	(54.8)	(49.4)	(49.1)
Selling, general and administrative expenses	(23.0)	(20.9)	(19.6)
Depreciation and amortization	(1.0)	(2.4)	(3.9)
Impairment of intangible assets and goodwill	—	—	—
Profit from operations	21.2	27.2	27.5
Loss from disposal of subsidiaries	—	—	(0.2)
Other income	0.8	0.3	0.1
Other expenses	(0.2)	(0.2)	(0.2)
Foreign exchange gain	0.7	22.8	15.8
Foreign exchange loss	(0.6)	(9.7)	(7.7)
Share of loss of an associates	(0.7)	(0.2)	—
Impairment of investment in associates	(0.2)	(0.2)	—
Interest income	0.2	0.0	0.1
Interest expense	(0.2)	(0.3)	(0.6)
Profit before tax	21.0	39.8	34.7
Income tax expense	(5.2)	(6.1)	(5.0)
Net profit	15.7	33.8	29.8
Attributable to:
Equity holders of the parent	16.1	34.1	29.3
Non-controlling interests	(0.3)	(0.4)	0.5

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenue

Set out below are our revenues, by source, for the year December 31, 2014 and 2015, and as a percentage of total revenue:

	Year ended December 31,
	2014	2014	2015	2015
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	14,719	100.0	17,717	100.0
Payment processing fees	12,250	83.2	14,935	84.3
Interest revenue	594	4.0	860	4.9
Cash and settlement services	768	5.2	557	3.1
Revenue from advertising	289	2.0	324	1.8
Ancillary revenue	818	5.6	1,041	5.9

Revenue for the year ended December 31, 2015 was RUB 17,717 million, an increase of 20%, or RUB 2,998 million, compared to the same period in 2014. This increase was primarily due to an increase in payment processing fees. Payment processing fees for the year ended December 31, 2015 were RUB 14,935 million, an increase of 22%, or RUB 2,685 million, compared to the same period in 2014. The increase in payment processing fees resulted primarily from an increase in payment volumes by 35%, or RUB 228 billion, from RUB 645 billion in 2014 to RUB 873 billion in 2015, primarily resulting from the acquisition of Contact and Rapida, the growth in payment volumes in higher yielding payment categories, such as E-commerce and Money Remittance offset by a decrease of average net revenue yield following the acquisition and consolidation of the Contact and Rapida businesses, which historically were lower yielding, and an increase in inactivity fees by 70%, or RUB 457 million, from RUB 656 million in 2014 to RUB 1,113 million in 2015 as a result of changes to the write-off policy as well as consolidation of Contact and Rapida.

The number of active Visa Qiwi Wallet consumers decreased to 16.1 million as of December 31, 2015 from 17.2 million as of December 31, 2014. The decrease was driven mainly by the lower marketing expenditures in 2015 as compared to 2014, as well as the decrease in the kiosk network in Russia that started in the second half of 2015 and the overall economic downturn in Russia affecting consumer activity. The number of our kiosks and terminals decreased, with 172,269 active kiosks and terminals as of December 31, 2015 compared to 181,148 as of December 31, 2014 primarily as a result of regulatory changes further described in “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.”

Interest revenue that consists primarily of interest revenue on deposits and gain on currency swaps for the year ended December 31, 2015 was RUB 860 million, an increase of 45%, or RUB 266 million, compared to the same period in 2014. This increase was primarily driven by growth of deposits partly as a result of acquisition of Rapida LTD.

Revenue from cash and settlement services for the year ended December 31, 2015 was RUB 557 million, a decrease of 27%, or RUB 211 million, compared to the same period in 2014. This decrease was primarily driven by the decline in our kiosk network.

Advertising revenue for the year ended December 31, 2015 was RUB 324 million, an increase of 12%, or RUB 35 million, compared to the same period of 2014. This growth primarily resulted from an increase of advertising on agents kiosks following entry into new advertising agreements.

Ancillary revenue for the year ended December 31, 2015 was RUB 1,041 million, an increase of 27%, or RUB 223 million, compared to the same period in 2014, primarily due to an increase in interest revenue on agent’s overdrafts resulting from higher market rates and an increase in revenue from sale of kiosks slightly offset by a decrease in revenue from rent of space for kiosks as a result of more favorable terms we offered to our agents.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2014 and 2015, and as a percentage of total revenue:

	Year ended December 31,
	2014	2014	2015	2015
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(7,273)	(49.4)	(8,695)	(49.1)
Transaction costs	(5,079)	(34.5)	(6,300)	(35.6)
Compensation to employees and related taxes	(1,391)	(9.5)	(1,206)	(6.8)
Ancillary expenses	(803)	(5.5)	(1,189)	(6.7)
Selling, general and administrative expenses	(3,082)	(20.9)	(3,469)	(19.6)
Depreciation and amortization	(353)	(2.4)	(689)	(3.9)

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2015 was RUB 8,695 million, an increase of 20%, or RUB 1,422 million, compared to the same period in 2014. Transaction costs increased by 24%, or RUB 1,221 million, in the year ended December 31, 2015, compared to the same period in 2014, from RUB 5,079 million to RUB 6,300 million. Transaction costs increased in 2015 as compared to 2014 primarily due to increase in transaction volumes.

Compensation to employees and related taxes for the year ended December 31, 2015 was RUB 1,206 million, an decrease of 13%, or RUB 185 million, compared to the same period in 2014, primarily due to a decrease in share-based payment expenses and bonus payments as well as the restructuring of employees from front office to back office and IT resulting in the wages of certain employees not being accounted for as cost of revenue.

Ancillary expenses for the year ended December 31, 2015 were RUB 1,189 million, an increase of 48%, or RUB 386 million, compared to the same period in 2014. The increase in ancillary expenses was mainly due to an increase in cost of kiosks sold from RUB 216 million in 2014 to RUB 332 million in 2015, growth of the cost of rent of space for kiosks from RUB 159 million in 2014 to RUB 213 million in 2015, resulting mainly from new projects with large retail networks that started in the end of 2014; an increase in call center expenses from RUB 189 million in 2014 to RUB 232 million in 2015 and SMS and voice messages expenses from RUB 97 million in 2014 to RUB 241 million in 2015 resulting from a significant growth of tariffs.

Adjusted net revenue

Adjusted net revenue for the year ended December 31, 2015 was RUB 10,228 million, an increase of 16%, or RUB 1,392 million, compared to the same period in 2014. The increase in adjusted net revenue was primarily due to an increase in payment volume as well as inactivity fees offset by the decline of net revenue yield. Average net revenue yield decreased by 20 bps, from 1.37% for the year ended December 31, 2014 to 1.17% for the year ended December 31, 2015. Excluding inactivity fees, average net revenue yield decreased by 22 bps, from 1.27% for the year ended December 31, 2014 to 1.04% for the year ended December 31, 2015. The decrease in average net revenue yield is primarily due to consolidation of the historically lower yielding Contact and Rapida businesses partly offset by an increase (as a percentage of payment volume) of higher yielding transactions such as E-commerce and a decrease in transactions with lower yields, such as Telecoms.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2015 were RUB 3,469 million, an increase of 13%, or RUB 387 million, from 2014. This increase resulted primarily from growth of payroll, related taxes and other expenses by 12%, or RUB 162 million, from RUB 1,349 million in 2014 to RUB 1,511 million in 2015 due to: (i) the aforementioned restructuring which resulted in transfer of salary expenses of certain employees from the cost of revenue to selling, general and administrative expenses; (ii) an increase in payroll expenses of newly acquired subsidiaries, including CIHRUS LLC; (iii) increase of ruble salaries of foreign subsidiaries (denominated in foreign currencies), partially offset by the decrease in share-based payment expenses. Further selling, general and administrative expenses were affected by an increase in bad debt expenses from RUB 151 million in 2014 to RUB 362 million in 2015, resulting mainly from an increase in reserves for receivables from several of QIWI’s agents who have shown signs of financial instability; an increase of rent of premises expenses from RUB 242 million in 2014 to RUB 338 million in 2015 primarily due to higher USD rate; an increase in office maintenance expenses from RUB 237 million in 2014 to RUB 310 million in 2015 due to increased automation expenses; and the increase in other tax expenses. These effects were partially offset by a decrease in advertising and related expenses by 53%, or RUB 271 million, from RUB 513 million in 2014 to RUB 242 million in 2015 as there were no significant marketing activities in 2015 as compared to 2014.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2015 was RUB 689 million, an increase of 95%, or RUB 336 million, compared to the same period in 2014. This increase resulted primarily from the depreciation and amortization charge associated with acquisition of CIHRUS LLC and its subsidiaries as well as acquisition of computer software and hardware used in core operating activities.

Other non-operating gains and losses

Impairment of investment in associates

Impairment of investment in associates for the year ended December 31, 2015 was not recognized compared to RUB 25 million in the year ended December 31, 2014, resulting from impairment of all our holdings in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAXES LTDA, whose operating performance significantly deteriorated in 2014.

Other income

Other income for the year ended December 31, 2015 was RUB 20 million, a decrease of 52%, or RUB 22 million, compared to the same period in 2014 as no income from depositary was recognized in 2015.

Loss from disposal of subsidiaries

Loss from disposal of subsidiaries for the year ended December 31, 2015 was RUB 38 million compared to the nil in the same period in 2014. This loss was composed of loss on disposal of CMT Engineering LLC on December 29, 2015 amounted to RUB 71 million that was partially offset by a gain from disposal of IT Billion LLC and QIWI USA LLC on May 1, 2015 amounted to RUB 33 million.

Share of loss of associates

Share of loss of associates for the year ended December 31, 2015 was nil, a decrease of RUB 27 million compared to the same period in 2014. This decrease resulted from the full write-off of all investments in associates.

Interest expense

Interest expense for the year ended December 31, 2015 was RUB 109 million, an increase of 160%, or RUB 67 million, compared to the same period in 2014. This increase was a result of addition of new interest payments on loans and bank guarantees of Rapida LTD.

Foreign exchange gain

Foreign exchange gain for the year ended December 31, 2015 was RUB 2,801 million, a decrease of RUB 558 million, compared to the same period in 2014. This decrease of forex gain is primarily a result of a translation gain recorded on US dollar funds received from June 2014 public offering.

Foreign exchange loss

Foreign exchange loss for the year ended December 31, 2015 was RUB 1,360 million, a decrease of RUB 68 million, compared to the same period in 2014 as a result of volatility of the Russian ruble.

Income tax

Income tax for the year ended December 31, 2015 was RUB 877 million a decrease of 2%, or RUB 18 million, compared to the same period in 2014, due to a decrease in tax on dividends. As a result our effective tax rate decreased insignificantly (by approximately 1.0 per cent).

Non-controlling interests

Net gain attributable to non-controlling interests for the year ended December 31, 2015 was RUB 86 million, an increase of 254%, or RUB 142 million, compared to the same period in 2014, primarily as a result of the disposal of QIWI USA LLC.

Year ended December 31, 2014 compared to year ended December 31, 2013

Revenue

Set out below are our revenues, by source, for the years ended December 31, 2013 and 2014, and as a percentage of total revenue:

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

Operating expenses

Set out below are the primary components of our operating expenses for the years ended December 31, 2013 and 2014, and as a percentage of total revenue:

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

Adjusted net revenue

Adjusted net revenue for the year ended December 31, 2014 was RUB 8,836 million, an increase of 43%, or RUB 2,669 million, compared to the same period in 2013. The increase in adjusted net revenue was primarily due to an increase in payment volume and growth of net revenue yield. Average net revenue yield increased by 27 bps, from 1.10% for the year ended December 31, 2013 to 1.37% for the year ended December 31, 2014. Excluding inactivity fees, average net revenue yield increased by 27 bps, from 1.00% for the year ended December 31, 2013 to 1.27% for the year ended December 31, 2014. The increase in average net revenue yield is primarily due to an increase in transactions as a percentage of payment volume in payment categories with higher yields such as E-commerce and a decrease in transactions as a percentage of payment volume in payment categories with lower yields, such as Telecoms.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2014 were RUB 3,082 million, an increase of 15%, or RUB 404 million, from the same period in 2013. This increase was primarily due to an increase in advertising and related expenses by 199%, or RUB 341 million, from RUB 172 million in 2013 to RUB 513 million in 2014 due to significant marketing activities undertaken in 2014; an increase in professional fees from RUB 44 million in 2013 to RUB 174 million in 2014, resulting from an increase of professional services primarily related to payment systems implementation, global business and potential investment projects and SOX compliance; an increase of office maintenance expenses from RUB 186 million in 2013 to RUB 237 million in 2014 due to increase of expenses on corporate parties and automation expenses; an increase of travelling and representation expenses from RUB 68 million in 2013 to RUB 102 million in 2014 due increase of business activities and a number HR activities that are held according to 2014 strategy; an increase in other operating expenses from RUB 62 million to RUB 120 million due to increase audit services related to SOX compliance and legal services related to SPO; partially offset by a decrease in bad debt expenses from RUB 267 million to RUB 151 million in 2014, resulting from improving of receivables collection; a decrease in offering expenses from RUB 155 million in 2013 to RUB 32 million in 2014.

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

Other non-operating gains and losses

Impairment of investment in associates

Impairment of investment in associates for the year ended December 31, 2014 was RUB 25 million compared to RUB 22 million in the year ended December 31, 2013, resulting from impairment on our holdings in QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAXES LTDA, whose operating performance significantly deteriorated in 2014. Impairment of investment in associates for the year ended December 31, 2013 resulted from an impairment on our holdings in Dengionline, Ltd., whose operating performance significantly deteriorated in 2013.

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

Share of loss of associates

Share of loss of associates for the year ended December 31, 2014 was RUB 27 million, a decrease of RUB 52 million compared to the same period in 2013. This decrease was due to lower losses recognized in 2014 from QIWI BRASIL TECNOLOGIA DE CAPTURA E PROCESSAMENTO DE TRANSAXES LTDA and QIWI Jordan Ltd. Co. in comparison to more significant loss in Dengionline Ltd., mainly as a result of significant bad debts, recognized in 2013.

Interest income

Interest income for the year ended December 31, 2014 was RUB 2 million, a decrease of 91%, or RUB 20 million, compared to the same period in 2013. This decrease was due to a decrease in interest income earned from QIWI Retail in 2013, as since December 2013, QIWI Retail became a part of our Group.

Interest expense

Interest expense for the year ended December 31, 2014 was RUB 42 million, an increase of 45%, or RUB 13 million, compared to the same period in 2013. This increase was due to an increase in interest payments on loan and bank guarantees.

Income tax

Income tax for the year ended December 31, 2014 was RUB 895 million, an increase of 47%, or RUB 285 million, compared to the same period in 2013, primarily due to the increase in pre-tax income. Our effective tax rate decreased by approximately 10 percent as a result of non-taxable foreign exchange gain resulting from US dollar funds received from our June 2014 public offering (see Item 27 “Financial Statements.”).

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

Our balance of cash and cash equivalents as of December 31, 2015 was RUB 19,363 million compared to RUB 17,080 million as of December 31, 2014 and RUB 11,637 million as of December 31, 2013. Cash and cash equivalents comprise predominantly cash at banks and short-term deposits with an original maturity of three months or less.

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

Similarly, certain of our merchants (primarily the Big Three MNOs and Visa) request that we make deposits with them in relation to payments processed through our system. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of December 31, 2015, deposits received from agents and individual customers were RUB 9,193 million, compared to RUB 15,231 million as of December 31, 2014 and RUB 12,352 million as of December 31, 2013. The decrease was primarily driven by lower deposits received from agents as a result of the decline in the number of kiosks and shrinking banking sector resulting into fewer working capital financing options available for our agents. As of December 31, 2015, deposits issued to our merchants were RUB 2,723 million, compared to RUB 4,331 million as of December 31, 2014 and RUB 1,939 million as of December 31, 2013. The decline predominantly resulted from partial substitution of deposits with bank guarantees.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing system as well as the acquisition of the software that we use in operations. Capital expenditures were RUB 314 million for the year ended December 31, 2015, that include: (i) RUB 226 million related to the acquisition of computer software (ii) RUB 44 million related to the acquisition of the processing servers and engineering equipment, and (iii) RUB 44 million related to the acquisition of computer, office, construction in progress and other equipment. As of December 31, 2015, we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the years ended December 31, 2013, 2014 and 2015:

	December 31,
	2013	2014*	2015
	(in RUB millions)
Net cash flow (used in)/generated from operating activities	4,725	4,755	(1,007)
Net cash flow (used in)/generated investing activities	(1,200)	(1,602)	3,556
Net cash flow (used in)/generated financing activities	(1,846)	179	(1,893)
Effect of exchange rates on cash and cash equivalents	15	2,126	1,612
Net increase in cash and cash equivalents	1,694	5,458	2,268
Cash and cash equivalents at the beginning of the period	9,943	11,637	17,095
Cash and cash equivalents at the end of the period	11,637	17,095	19,363

*	The amount shown here do not correspondent to the financial statements for the year ended December 31, 2014 and reflect insignificant adjustment made to prior period for cash in held-for-sale assets.

Cash flows from operating activities

Net cash used in operating activities for the year ended December 31, 2015 was RUB 1,007 million, compared to net cash generated in operating activities of RUB 4,755 million for the same period in 2014. The decrease in net cash flow from operating activities is a result of changes in working capital, primarily a decrease in accounts payable and accruals partially offset by decrease in trade and other receivables. The sharp decrease in accounts payables and accruals is primarily due to the decrease in deposits received from agents as of December 31, 2015 compared to December 31, 2014. Deposits received from agents significantly declined in 2015 compared to 2014 due to the decrease of our agent network and the financial instability of some of our agents, as a result of more stringent regulation by the CBR and the overall deterioration of the Russian economy in 2015. However, the Group has no long term debt obligations and has sufficient cash in order to meet its current liabilities.

Net cash inflow generated from operating activities for the year ended December 31, 2014 was RUB 4,755 million, compared to RUB 4,725 million for the same period in 2013. The increase in net cash flow from operating activities is a result of an increase in profit before tax, the cash effect of which was partially offset by an increase in foreign exchange gains, net, and changes in working capital, primarily an increase in accounts payable and accruals partially offset by an increase in trade and other receivables.

Cash flows from investing activities

Net cash inflow generated from investing activities for the year ended December 31, 2015 was RUB 3,556 million, compared to net cash outflow in investing activities RUB 1,602 million for the same period in 2014. The increase in net cash flow was primarily due to: (i) a significant amount of net cash acquired upon business combination of RUB 3,181 million in 2015 compared to nil in 2014; and (ii) higher net cash inflow from the redemption of debt instruments and less purchases of the new debt instruments in 2015 as compared with 2014, resulting from our declining use of these instruments as collateral with large merchants.

Net cash used in investing activities for the year ended December 31, 2014 was RUB 1,602 million, compared to RUB 1,200 million for the same period in 2013. The increase in net cash flow used in investing activities was primarily due to: (i) net cash outflow for purchase of debt instruments of RUB 211 million in 2014 compared to 2013 due to less settlement of debt instruments in 2014; and (ii) change in cash used for capital expenditures by RUB 138 million due to significant purchases of property and equipment in 2014.

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2015 was RUB 1,893 million, compared to net cash generated from financing activities in the amount of RUB 179 million for the same period of 2014. The decrease in net cash from financing activities was primarily due to: (i) no cash inflow from the issue of share capital in 2015 compared to 2014 when it amounted to RUB 3,044 million; (ii) we paid RUB 2,242 million less dividends to our shareholders in 2015 compared to 2014; and (iii) cash outflow due to the repayment of borrowings acquired upon business combinations in the amount of RUB 1,252 million in 2015 compared to RUB 1 million in 2014.

Net cash generated from financing activities for the year ended December 31, 2014 was RUB 179 million, compared to net cash used in financing activities of RUB 1,846 million for the same period in 2013. The increase in net cash generated from financing activities was primarily due to cash inflow due to issue of share capital in the amount of RUB 3,044 million; which was offset by the payment of a higher amount of dividends to our shareholders by RUB 1,060 million.

Borrowings

There were no long-term borrowing as of December 31, 2015, as during the year ended December 31, 2015, the full amount of borrowings was settled as a part of the transactions in connection with the disposal of QIWI USA.

During the year ended December 31, 2015 we used overdraft credit facilities with an aggregate credit limit of RUB 2 billion with the maturities from May 2017 to January 2018, and interest rate of up to 30% per annum. Amounts payable under these credit lines as at December 31, 2015 was zero. Some of these agreements stipulated the right of a lender to increase the interest rate in case covenants are violated. During the years ended December 31, 2015, 2014 and 2013, the Group did not materially breach any covenants. Some overdraft credit facility agreements were guaranteed by the Group’s CEO.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

We do not have any off-balance sheet financing arrangements.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Operating lease obligations	1,088	292	474	322	—
Total contractual obligations	1,088	292	474	322	—

G.	Safe harbor

See “Special Note Regarding - Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Boris Kim	52	Director, Chairman of the Board
Sergey Solonin	42	Director, Chief Executive Officer
Andrey Romanenko	36	Director
Andrey Shemetov	41	Independent Director
Rohinton Minoo Kalifa	54	Independent Director
Osama Bedier	40	Independent Director
Dmitry Pleskonos	51	Independent Director
Marcus Rhodes	54	Independent Director
Alexey Rasskazov	49	Director
Anna Stoklitskaya	39	Head of Marketing and Product
Alexander Karavaev	40	Chief Financial Officer

Biographies

Andrey Romanenko. Mr. Andrey Romanenko has served as our director since December 2010 and as chairman of our board of directors since October 2012 until June 2014. Mr. Romanenko is an entrepreneur and has over 16 years of experience in the payment services and banking industries. He is one of the co-founders of our predecessor, OSMP, and from July 2007 until October 2012 served as our chief executive officer. Since March 2011, Mr. Romanenko has been a partner of two venture funds, AddVenture III and iTech Capital and is a partner of Run Capital venture fund since 2014. Mr. Romanenko served as a member of the board of directors of Qiwi Bank from June 2009 to April 2015. Mr. Romanenko graduated from International Independent University of Environmental and Political Sciences in 2000 with a degree in financial management.

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. He was nominated to our board of directors by our majority shareholder, Saldivar. Mr. Solonin is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of OSMP and from April 2009 until October 2012 served as an advisor to the president on financial matters at OSMP. He also serves on the board of directors of Qiwi Bank and from March 1999 until September 2009 was the chairman of its board of directors. Mr. Solonin is also one of the two directors of iTech Advisors Ltd. Mr. Solonin graduated from the Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

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

Rohinton Minoo Kalifa. Mr. Ron Kalifa has served as our director since June 2, 2014. He was appointed Deputy Chairman of Worldpay in April 2013. From 2003, Mr. Kalifa was CEO of Worldpay. Before becoming CEO, Mr. Kalifa held various roles within RBS where he built the Worldpay business. Mr. Kalifa has been a non-executive director of Visa Europe since September 2011. Mr. Kalifa is also a member of the UK Cards Association. He has been recognized as Industry Personality of the Year for his work in the Payments sector. Mr. Kalifa studied Executive Education at Harvard Business School.

Boris Kim. Mr. Boris Kim has served as our director since May 2013 and as chairman of our board of directors since June 2014. Mr. Kim is an entrepreneur with over 18 years of experience in the payment services industry. He is also the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. He is one of the co-founders of e-port payment system and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From October 1999 until October 2004, Mr. Kim was advisor to the chairman of the board of the banking and financial group Zerich. From September 1993 until January 1999 he was a chairman of the management board of Chastny Bank. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 with a degree in psychology and a degree in philosophy.

Andrey Shemetov. Mr. Andrey Shemetov has served as our director since June 2, 2014. He is Deputy CEO of the Moscow Exchange. Mr. Shemetov is also a Member of the Board of Directors of Russia’s National Commodities Exchange, the National Securities Market Association, and the security industry’s main self-regulatory organization, the National Association of Securities Market Participants (NAUFOR). In 2008, Mr. Shemetov became a Member of the Board of the RTS Stock Exchange, later helping facilitate its merger, in May 2011, with MICEX. Following the merger, he became a Member of the Board of the Moscow Exchange MICEX-RTS, a position that he held until he was appointed Deputy CEO of the Moscow Exchange in November 2012. From 2008 to 2012, Mr. Shemetov was the CEO of Aton Investment Company. Mr. Shemetov graduated from the State University of Management with specialization in Production Management.

Dmitry Pleskonos. Mr. Dmitry Pleskonos has served as our director since August 2013. Mr. Pleskonos has over 20 years of international company executive experience. From 2004 until 2011, he held various leadership positions at Vimpel-Communications and Vimpel-Com Ltd., including executive vice president of mass market development for Russia and executive vice president of business development for CIS. Mr. Pleskonos began his career at Mars, Inc. in 1993, during which time he served as sales operations director for Russia and CIS countries from May 2002 until his departure from Mars, Inc. in 2004. Mr. Pleskonos is also an independent director of “PIK GROUP” since March 2014 and serves as chairman of its board of directors since March 2015. Dmitry graduated with honors from Kiev Higher Military School of Radio-Engineering and Air Defense and from the Military Diplomatic Academy.

Marcus Rhodes. Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and a chairman of the audit committee for Zoltav Resources (since May 2014), PhosAgro (since May 2011) and Cherkizovo Group (since February 2009). From September 2000 to June 2015 Mr. Rhodes was an independent director and a chairman of the audit committee for Tethys Petroleum, from July 2008 until June 2011 an independent director and a chairman of the audit committee for Wimm-Bill-Dann Foods, and from November 2009 until June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics & social history.

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

Anna Stoklitskaya. Ms. Anna Stoklitskaya has served as Head of Marketing and Product since January 2014, and before this, she served as Managing Director of Visa Qiwi Wallet since July 1, 2013. Ms. Stoklitskaya has over 15 years of strategic and production marketing experience. Before joining our Group, Ms. Stoklitskaya worked at Procter & Gamble for a period of 12 years, having served as associate director for strategic planning and market development in Russia and holding numerous other positions in market strategy and planning, business development and customer service. Ms. Stoklitskaya graduated from Novosibisrsk State University.

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

Compensation of Directors and Executive Officers

Under our articles of association, our shareholders determine the compensation of our directors from time to time at a general meeting of our shareholders, our board of directors determines the compensation of our chief executive officer (which power has been delegated to the compensation committee). The compensation of our other executive officers is determined by our chief executive officer while our board of directors approves corporate key performance indicators (“cKPI”) and total bonus pool for those executive officers. In case of underperformance of KPIs a right to make a final decision on bonus pool distribution is left with the Board.

For the year ended December 31, 2015, the aggregate remuneration paid (comprising salary, discretionary bonuses and other short-term benefits) to our directors and executive officers was RUB 125 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report. Our Russian subsidiaries are required by law to make contributions equal to fixed percentages of each employee’s salary for his or her pension insurance, medical insurance and other statutory benefits. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Our key management and some other senior managers fall under the bonus program of the Company subject to performance cKPI approved by the Board of Directors consisting of net revenue (weight – 40%), Adjusted Net Profit (weight – 40%) and Number of active QIWI Wallet users (weight – 20%) of the Company. Bonus shall be allocated fractionally on a quarterly basis subject to performance of the cKPI according to the formula approved by the Board of Directors. Bonus allocation shall take place upon approval of the quarterly / annual consolidated financial statements of the Company by the Board of Directors.

Employee Stock Option Plan

General. In October 2012, our board of directors adopted and our shareholders approved an Employee Stock Option Plan, or the 2012 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. Certain amendments were introduced to the 2012 Plan in 2013 and 2015. Under the 2012 Plan, we may grant options to purchase our class B shares to employees and service providers in connection with their provision of services to us or our subsidiaries. A maximum of 3,640,000 of our class B shares, or 7% of our entire issued and outstanding share capital as of the date immediately preceding our initial public offering, are reserved for issuance under the 2012 Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The 2012 Plan is scheduled to expire on the tenth anniversary of its adoption, although previously granted awards will remain outstanding after such date in accordance with their terms.

Administration. Our chief executive officer and our deputy chief executive officer administer the 2012 Plan, including determining the vesting schedule, exercise price, term of the award, transfer restrictions applicable to shares acquired pursuant to an option exercise and other terms and conditions of option awards under the 2012 Plan. Our board of directors has the authority to make all necessary or appropriate interpretations of 2012 Plan terms. The participants of the 2012 Plan are also selected by our chief executive officer.

Option Terms Generally. Options granted under the 2012 Plan permit the holder of the option to purchase our class B shares once such options are vested and exercisable, at a purchase price per share determined by our board of directors and specified in the option grant. Grants of options under the 2012 Plan following the initial public offering have a purchase price per share not less than the average closing price of our class B shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the date of grant. Options granted under the 2012 Plan cannot be sold, pledged or disposed of in any manner without our prior written consent.

Net Income Transfer Restriction. All options granted under the 2012 Plan are subject to an additional transfer restriction applicable to shares acquired by exercising the option. This transfer restriction prohibits the individual from transferring these shares unless we have achieved RUB 5,359,284,000 in net income (measured in accordance with the management reporting practices) during the previous 12 month period. We determine at the end of each fiscal quarter whether such net income test has been met and, to the extent that it has not been met, individuals holding shares acquired through the exercise of these options are not permitted to transfer the shares while they remain employed by us or one of our subsidiaries. This transfer restriction will cease to apply in the event that the option holder’s employment or service with us or our subsidiaries terminates. In May 2015 our board of directors eliminated the net income target restriction for half of the vested option shares of each participant of the 2012 Plan and replaced the initial U.S.$170 million net income target by the RUB 5,359,284,000 net income target (the amount is the equivalent of U.S.$170 million converted into Russian ruble at the foreign exchange rate as of October 31, 2012, which was the date of approval of the 2012 Plan) for the remaining half of the vested option shares of each participant of the 2012 Plan.

Other Information. Shares subject to options which are cancelled or forfeited without being exercised will be returned to the 2012 Plan and will be available for subsequent option grants under the 2012 Plan. Any material amendment to the 2012 Plan (such as the addition of more class B shares to the pool of shares available under the 2012 Plan) or the adoption of a new equity compensation plan is subject to approval by our shareholders to the extent required under Cypriot law.

Employee Restricted Stock Units Plan

General. In July 2015, our board of directors adopted and our shareholders approved an Employee Restricted Stock Units Plan, or the 2015 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. Under the 2015 Plan, we may grant the restricted stock units (“RSUs”) to employees, officers and contractors with their provision of services to us or our subsidiaries. A maximum of shares equal to 7 percent of the aggregate number of class A and class B shares issued and outstanding from time to time are reserved for issuance under the 2015 Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The 2015 Plan is scheduled to expire on December 31, 2022.

Administration. Our board of directors administers the 2015 Plan, including determining the vesting schedule, term of the award and making all necessary or appropriate interpretations of the terms of the 2015 Plan. The participants of the 2015 Plan are selected by our chief executive officer and the list of top-30 participants of each grant shall be approved by our board. Our chief executive officer and members of the board are eligible to receive the RSUs subject to the approval by the relevant corporate body of the Company.

Terms and Conditions Generally. The recipients of the RSUs have no dividend, voting, or any other rights as a stockholder of the Company. Upon vesting of the RSUs, the Participants will receive class B shares free of all restrictions. RSUs that have not become vested as of the date of termination of the participant’s employment or service shall be forfeited upon such termination. Except for transfers resulting from the laws of descent and distribution, no RSUs granted under the 2015 Plan can be sold, pledged or disposed of in any manner without our prior written consent.

Other Information. The number of shares underlying expired, terminated or cancelled RSUs, shall continue to be available for the purpose of further awards under the 2015 Plan. Any material amendment to the 2015 Plan (such as the addition of more class B shares to the pool of shares available under the 2015 Plan) or the adoption of a new equity compensation plan is subject to approval by our shareholders to the extent required under Cypriot law.

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at March 11, 2016:

	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Alexander Karavaev	December 21, 2012	133,380	—	13.6452	December 31, 2017
Anna Stoklitskaya	November 15, 2013	132,000	—	41.2380	December 31, 2017

C.	Board Practices.

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to nine directors nominated and elected by the shareholders (subject to certain exemptions), including not less than three directors who shall be independent directors (see also “Description of Share Capital—Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the annual report will expire at the annual general meeting of shareholders to be held in 2016. Our directors shall be elected at each subsequent annual general meeting of shareholders. Our articles of association provide that we may have up to nine directors, including not less than three independent directors. Non-independent directors shall not be more than six.

Under the Nasdaq Listing Rules, a director employed by us or that has, or had, certain relationships with us during the three years prior to this annual report, cannot be deemed to be an independent director, and each other director will qualify as independent, only if our board of directors affirmatively determines that the director has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Our articles of association provide that any elected director may be qualified as an independent director if such director meets certain criteria under the NASDAQ Listing Rules. Accordingly, our board of directors has affirmatively determined that Mr. Dmitry Pleskonos, Mr. Marcus Rhodes, Mr. Ron Kalifa, Mr. Osama Bedier and Mr. Andrey Shemetov are each an independent director in accordance with the Nasdaq Listing Rules.

Committees of our Board of Directors

We have established two committees under the board of directors: the audit committee and the compensation committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit committee. Our audit committee consists of Messrs. Kalifa, Rhodes and Shemetov. Mr. Rhodes is the chairman of the audit committee and our board of directors has determined that Mr. Rhodes qualifies as an “audit committee financial expert,” as defined under Nasdaq Listing Rules and the rules and regulations of the Exchange Act. Messrs. Kalifa, Rhodes and Shemetov are each an independent director in accordance with the Nasdaq Listing Rules.

The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications, independence and performance and (d) the performance of our internal audit function and independent auditor.

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

Compensation committee. Our compensation committee consists of Messrs. Bedier, Pleskonos and Romanenko. Mr. Pleskonos is the chairman of the compensation committee. Messrs. Bedier and Pleskonos are independent directors in accordance with the Nasdaq Listing Rules. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. Given Mr. Romanenko’s long history and commitment to the Company, we believe he is well positioned to advise on matters of compensation. None of the members of our compensation committee is an officer or employee of our company.

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

Under our articles of association and Cyprus Law, a director who is in any way interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of our board of directors. In addition, a director has no right to vote in respect of any contract or arrangement in which he or she is interested, and if the director does vote, his or her vote will not be counted and he or she will not be counted for purposes of determining whether quorum at the meeting has been established.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 11, 2016, by:

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

The calculations in the table below are based on 15,516,573 class A shares and 44,903,733 class B shares outstanding as of March 11, 2016, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by U.S. holders.

	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting
Directors and Executive Officers:
Andrey Romanenko	1	—	*	—	—
Marcus Rhodes	—	500	—	*	—
Sergey Solonin(1)	11,877,821	—	76.5	—	59.4
Andrey Shemetov	—	—	—	—	—
Osama Bedier	—	—	—	—	—
Rohinton Minoo Kalifa	—	—	—	—	—
Alexey Rasskazov	—	—	—	—	—
Boris Kim(2)	1,923,346	—	12.4	—	9.6
Dmitry Pleskonos	—	3,500	—	—	—
Anna Stoklitskaya(3)(5)	—	132,000	—	*	*
Alexander Karavaev(4)(5)	—	133,380	—	*	*

All directors and executive officers as a group				*
Principal Shareholders:
Saldivar Investments Limited(1)	11,877,821	—	76.5	—	59.4
E1 Limited(2)	1,923,346	—	12.4	—	9.6
Mitsui & Co., Ltd.(6)	1,715,403	—	11.1	—	8.6
Otkritie Holding JSC(7)	—	5,593,041	—	12.5	2.8
JPMorgan Chase & Co.(8)	—	3,146,191	—	7.0	1.6
Janus Capital Management LLC(9)	—	2,504,319	—	5.6	1.3
Capital World Investors(10)		3,225,021	—	7.2	1.6
Platinum Investment Management Limited(11)		4,277,202	—	9.5	2.1
Sylebra Capital Management(12)	—	4,312,420	—	9.6	2.2
Waddell & Reed Financial, Inc.(13)	—	3,834,900	—	8.5	1.9

*	Represents less than 1%.
(1)	Sergey Solonin is the owner of 94.81% of shares of Saldivar Investments Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is Themistokli Dervi, 6 P.C. 1066, Nicosia, Cyprus.
(2)	Boris Kim is the owner of 63.38% of the shares of E1 Limited. Accordingly, and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is Diagoras 4, Kermia Building, 6th floor, office 601-602, Nicosia, Cyprus, 1510.
(3)	Reflects options to purchase 132,000 class B shares that have already vested.
(4)	Reflects options to purchase 133,380 class B shares that have already vested.
(5)	Calculated as percentage of the issued share capital assuming the exercise of all vested options held by the optionees.
(6)	Mitsui & Co., Ltd. is a widely-held public corporation the shares of which are traded on the Tokyo, Nagoya, Sapporo, and Fukuoka stock exchanges. The address of such entity is 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan.
(7)	Based solely on the Schedule 13-D/A filed by Otkritie Investments Cyprus Limited and Otkritie Holding JSC with the Securities and Exchange Commission on June 23, 2015.
(8)	Based solely on the Schedule 13-G filed by JPMorgan Chase & Co. with the Securities and Exchange Commission on February 2, 2016.
(9)	Based solely on the Schedule 13-G/A filed by Janus Capital Management LLC with the Securities and Exchange Commission on February 16, 2016.
(10)	Based solely on the Schedule 13-G/A filed by Capital World Investors with the Securities and Exchange Commission on February 12, 2016.
(11)	Based solely on the Schedule 13-G/A filed by Platinum Investment Management Limited with the Securities and Exchange Commission on February 11, 2016.
(12)	Based solely on the Schedule 13-G jointly filed by Sylebra HK Company Limited, Sylebra Capital Management, Jeffrey Richard Fieler, and Daniel Patrick Gibson with the Securities and Exchange Commission on February 16, 2016.
(13)	Based solely on the Schedule 13-G/A jointly filed by Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc., Waddell & Reed, Inc., Waddell & Reed Investment Management Company, and Ivy Investment Management Company with the Securities and Exchange Commission on February 12, 2016.

B.	Related Party Transactions.

Agreements with VTB

During the year ended December 31, 2015 the Group used overdraft credit facilities with an overall credit limit of RUB 2 billion with maturities from May 2017 to January 2018, and interest rate of up to 30% per annum. Balance payable under these credit lines as at December 31, 2015 was equal to zero. Some of these agreements stipulated the right of a lender to increase the interest rate in case covenants are violated. During the years ended December 31, 2015, 2014 and 2013, the Group did not materially breach any covenants. Some overdraft credit facility agreements were guaranteed by the Group’s CEO.

Borrowings from ITBILLION LIMITED LTD. and New Media Stars LLC

The balances of loans owed by the group companies to ITBILLION LIMITED LTD. and New Media Stars LLC as of December 31, 2014 are RUB 42 million and RUB 216 million, respectively (2013 – RUB 24 million and RUB 76 million). Interest expenses related to this borrowings for the year ended December 31, 2014 amounted to RUB 2 million and RUB 11 million, respectively (2013 – RUB 2 million and RUB 5 million). These companies are not related parties for the Group since May 1, 2015.

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

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 183 million. Some of these affiliates are not considered related parties under IFRS and therefore are not included under balances and transactions with related parties in our consolidated financial statements. We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

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

	High	Low
	(in U.S.$)
Year
2013 (from May 3)	59.24	14.59
2014	56.37	18.70
2015	34.89	15.07
Quarter
2014:
First Quarter	56.37	30.78
Second Quarter	47.58	26.89
Third Quarter	44.49	31.59
Fourth Quarter	31.86	18.70
2015:
First Quarter	25.80	19.03
Second Quarter	34.89	24.64
Third Quarter	30.62	15.07
Fourth Quarter	20.03	15.51
Most recent six months
2015:
September	22.29	15.07
October	19.95	15.51
November	20.03	15.99
December	19.44	17.28
2016:
January	17.77	12.74
February	13.98	10.65

The following table sets forth for the periods indicated the high and low sales price per ADS as reported on MICEX:

	High	Low
	(in RUB)
Year
2013 (starting October 10)	2,000	1,302
2014	1,948	1,004
2015	1,895	995
Quarter
2014:
First Quarter	1,947	1,149
Second Quarter	1,600	1,004
Third Quarter	1,531	1,237
Fourth Quarter	1,475	1,105
2015:
First Quarter	1,600	1,220
Second Quarter	1,705	1,335
Third Quarter	1,895	995
Fourth Quarter	1,350	1,025
Most recent six months
2015:
September	1,640	995
October	1,260	1,025
November	1,290	1,070
December	1,350	1,200
2016:
January	1,300	1,020
February	1,100	840

The closing price for our ADSs on the Nasdaq on March 11, 2015 was US$11.98 per ADS and on MICEX was RUB 855 per ADS.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Our memorandum and articles of association contain, among others, the following provisions:

Objects

Our objects are set forth in full in Regulation 3 of our memorandum of association.

Shareholders’ General Meetings

Share Capital

Our share capital is divided into two classes of shares: class A shares, each of which carries ten votes at shareholders’ general meetings, and class B shares, each of which carries one vote at shareholders’ general meetings.

Convening Shareholders’ Meetings

The shareholders’ general meeting is our supreme governing body. An annual general meeting must be held not more than 15 months after the prior annual general meeting, with at least one annual general meeting held in each calendar year.

Our board of directors, at its discretion, may convene an extraordinary general meeting. Extraordinary general meetings must also be convened by the board of directors at the request of shareholders holding in aggregate at the date of the deposit of the requisition either (a) not less than 10% of our outstanding share capital or (b) not less than 10% of the voting rights attached to our issued shares, or, in case the board of directors fails to do so within 21 days from the date of the deposit of the requisition notice, by such requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, but any meeting so convened by the shareholders themselves may not be held after the expiration of 3 months from the date that is 21 days from the date of the deposit of the requisition notice.

The annual general meeting and a shareholders’ general meeting called for the election of directors or for a matter for which Cypriot law requires a special resolution, which means a resolution passed by a majority of not less than 75% of the voting rights attached to our issued shares present and voting at a duly convened and quorate general meeting, must be called with no less than 45 days’ written notice or such longer notice as is required by the Companies Law (not counting the day in which it was dispatched and the date in which it was received).

Other shareholders’ general meetings must be called by no less than 30 days’ written notice. A notice convening a shareholders’ general meeting shall be served within 5 days after the record date for determining the shareholders entitled to receive notice of and attend and vote at such General Meeting that is fixed by the Board and is not more than 60 days and not less than 45 days prior to an Annual General Meeting and a General Meeting called for the passing of a Special Resolution or for the election of Directors and not more than 45 days and not less than 30 days prior to any other General Meeting. A notice convening a shareholders’ general meeting must be sent to each of the shareholders, provided that the accidental failure to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice will invalidate the proceedings at that meeting to which such notice refers in the event that a shareholder holding not less than 5% of our outstanding share capital is not in attendance at that general meeting as a result of the accidental failure to give notice or non-receipt thereof. All shareholders are entitled to attend the shareholders’ general meeting or be represented by a proxy authorized in writing.

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

Reserved Matters

Our articles of association provide for special majorities for resolutions concerning, among other things, the following matters (for so long as class A shares are in issue and outstanding): (i) any variance to the rights attached to any class of shares requires approval of the holders of 75% of the shares of the affected class, passed at a separate meeting of the holders of the shares of the relevant class, as well as a special resolution of the general meeting; and (ii) approval of the total number of shares and classes of shares to be reserved for issuance under any of our or our subsidiaries’ employee stock option plan or any other equity-based incentive compensation program requires approval of a majority of not less than 75% of the voting rights attached to all issued shares present and voting at a duly convened and quorate general meeting.

Board of Directors

Appointment of Directors

Our articles of association provide that we shall have up to nine directors, including not less than three independent directors. As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent.

It is understood that, if at a proposed general meeting there shall be elections of both non-independent directors and independent directors, (i) there shall be two separate set of voting procedures, one with respect to the non-independent directors and one with respect to the independent directors; (ii) at each such procedure the shareholders shall have the number of votes provided by the articles of association for the election of non-independent directors and independent directors respectively and (iii) voting procedure in respect of the minimum number of independent directors, being three directors, shall take place first.

Any shareholder or group of shareholders is entitled to nominate one or more individuals for election (or re-election) to our board of directors not less than 30 days prior to any general meeting at which all the non-independent directors are scheduled to be appointed. The board shall screen all submitted nominations for compliance with the provisions of our articles of association following which it shall compile and circulate a final slate of nominees to be voted on at the general meeting to all the shareholders entitled to attend and vote at the relevant general meeting at least 15 days prior to the scheduled date thereof.

Except as set out below, the non-independent directors are appointed by shareholder weighted voting, under which each shareholder has the right to cast among one or more nominees as many votes as the voting rights attached to its shares multiplied by a number equal to the number of non-independent directors to be appointed. Non-independent directors are appointed as follows: (1) the term of office of the non-independent directors shall be for a period from the date of the annual general meeting at which they were elected until the following annual general meeting; (2) all the non-independent directors shall retire from office at each annual general meeting; (3) all retiring non-independent directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the non-independent directors retire by electing another individual nominated to the office of non-independent director by any shareholder or group of shareholders by serving a notice at least 30 days prior to such general meeting, and in default the retiring non-independent director shall, if offering himself for re-election, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such non-independent director shall have been put to the meeting and not adopted.

The independent directors are nominated by the board, a shareholder or group of shareholders. All independent directors are appointed by shareholder weighted voting in the same manner as voting for non-independent directors. The independent directors will be appointed as follows: (1) the term of office of each independent director shall be for a period from the date of the annual meeting at which such independent director has been duly elected and qualified until the following annual general meeting; (2) all the independent directors shall retire from office at each annual general meeting; (3) all retiring independent directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the independent directors retire by electing another individual nominated by any of the board, a shareholder or a group of shareholders, and in default the retiring independent director shall, if offering himself for re-election and if he has been so nominated by the board, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such independent director shall have been put to the meeting and not adopted.

At any moment of time after the appointment of the non-independent directors any director may request the board to screen the non-independent directors for compliance with independence criteria within the meaning of the Nasdaq Listing Rules. In case the board determines that any elected director meets the criteria such non-independent director shall be re-classified as the independent director.

In the event that the entire board of directors is terminated by a shareholder or a group of shareholders representing at least 10.01% of the voting rights attached to our issued shares, Board will remain in office only to summon a general meeting for purposes of (1) terminating the entire board pursuant to a request of the requesting members and (2) appointing new non-independent directors, and new independent directors. If, for any reason, the number of directors falls below the number fixed by the articles of association as the necessary quorum for board meetings and the vacant positions are not filled as per the above procedure within 21 days, the remaining directors may remain in office only to convene a general meeting, at which all directors must retire and new directors will be appointed as provided above.

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

Powers of the Board of Directors

Our board of directors has been granted authority to manage our business affairs and has the authority to decide, among other things, on the following:

(a)	approval of strategy and annual budget and for the group;

(b)	approval of certain transactions, including material transactions (as defined in our articles of association), borrowings as well as transactions involving sale or disposition of any interest in any group company (other than QIWI plc) or all or substantially all of the assets of any group company;

(c)	any group company’s exit from or closing of a business or business segment, or a down-sizing, reduction in force or streamlining of any operation over certain thresholds as set out in our articles of association;

(d)	any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation involving any group company (other than ourselves);

(e)	entry into any agreement or transaction with a related party except for: (1) transactions in the ordinary course of business (as defined in our articles of association) on an arm’s length basis, (2) intra-group transactions, (3) transactions at a price less than U.S.$50,000 (if the price can be determined at the time the transaction is entered into);

(f)	issuance and allotment of shares by us for consideration other than cash; and

(g)	adoption of any employee stock option plan or any other equity-based incentive compensation program for our group (subject to a general meeting approving the total number of shares and classes of shares to be reserved for issuance under any such program).

Our board of directors may exercise all the powers of the Company to borrow or raise money.

Proceedings of the Board of Directors

Our board of directors meets at such times and in such manner as the directors determine to be necessary or desirable. For as long as any class A shares are issued and outstanding, the quorum necessary for a meeting of our board of directors to be validly convened is a simple majority of the total number of the non-independent directors and the then existing independent directors.

A resolution at a duly constituted meeting of our board of directors is approved by an absolute majority of votes of all the directors unless a higher majority and/or affirmative vote of any independent directors is required on a particular matter. The chairman does not have a second or casting vote in case of a tie. A resolution consented to in writing, signed or approved by all directors will be as valid as if it had been passed at a meeting of our board of directors when signed by all the directors.

Where a director has, directly or indirectly, an interest in a contract or proposed contract, that director must disclose the nature of his or her interest at the meeting of the board of directors and may not vote on such contract or arrangement.

Chief Executive Officer

Our board of directors may by an absolute majority of votes of all the directors appoint a director to be our chief executive officer to be in charge and responsible for all day-to-day affairs of our group. Our chief executive officer is to be appointed for such period and on such terms as our board of directors thinks fit, and, subject to the terms of any agreement entered into in any particular case, his appointment may be terminated by our board of directors at any time as provided in our articles of association. The term of appointment for our chief executive officer shall be for a period from the date of his appointment until the first meeting of the board on the second year after the date of his appointment.

Rights Attaching to Shares

Voting rights. For so long as class A shares are in issue and are outstanding, each class A share has the right to ten votes at a meeting of our shareholders; and each class B share has the right to one vote at a meeting of our shareholders.

Issue of shares and pre-emptive rights. Subject to the Cypriot law and our articles of association, already authorized but not yet issued shares are at the disposal of our board of directors, which may allot or otherwise dispose of any unissued shares as it may decide. All new shares and/or other securities giving right to the purchase of our shares or which are convertible into our shares must be offered before their issue to our shareholders on a pro-rata basis. If the new securities are of the same class as existing shares, the offer must first be made on a pro rata basis to the shareholders of the relevant class and, if any such new securities are not taken up by those shareholders, an offer to purchase the excess will be made to all other shareholders on a pro rata basis (provided that such pre-emption rights have not been disapplied). Our shareholders have authorized the disapplication of the right of pre-emption set out above for a period of five years from the date of the completion of our initial public offering in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs.

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

For so long as class A shares are in issue and are outstanding , class A shares will not convert into class B shares where: (1) the transfer is to one or more of the transferor’s directly or indirectly controlled affiliates; (2) 10% or more of the total number of class A shares in issue are transferred; (3) the transfer is to one or more of the existing class A shareholders; and (4) the transfer is to the person(s) that was (were) the ultimate beneficial owner of class A shareholder at the time of Listing. In the case of (2) above the transfer of A shares is permitted if: (a) it is approved in writing by the shareholders holding in aggregate at least 75% of the total number of class A shares in issue; or (b) the shareholder (or a group of shareholders) transferring class A shares has (or have) offered such shares to the other then existing shareholders holding class A shares in accordance with the procedure set out in the articles of association.

Dividend. For so long as class A shares are in issue and are outstanding, our board may declare dividend, including final dividend, but no dividend will be paid except out of our profits. Our board of directors may set aside out of our profits such sums as it thinks proper as a reserve. The board of directors may also, without establishing a reserve, carry forward to the next year any profits it may think prudent not to distribute as a dividend. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution we pay. Please see “Dividend Policy” for more details.

Winding Up. If our company is wound up, the liquidator may, upon a special resolution and any other procedure prescribed by the Cypriot law, (i) divide all or part of our assets among the shareholders; and (ii) vest the whole or any part of such assets in trustees for the benefit of the contributories as the liquidator shall think fit, but so that no shareholder is compelled to accept any shares or other securities with any attached liability.

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

Relevant Provisions of Cypriot law

The liability of our shareholders is limited. Under the Cypriot law, a shareholder of a company is not personally liable for the acts of the company, except that a shareholder may become personally liable by reason of his or her own acts.

As of the date of this annual report, Cypriot law does not contain any requirement for a mandatory offer to be made by a person acquiring shares or depositary receipts of a Cypriot company even if such an acquisition confers on such person control over us if neither the shares nor depositary receipts are listed on a regulated market in the European Economic Area (EEA). Neither our shares nor depositary receipts are listed on a regulated market in the EEA.

Cypriot companies law contains provisions in respect of squeeze-out rights. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% in value of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cypriot courts not to permit the acquisition. If the offeror company already holds more than 10%, in value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then, within one month of the date the the bidder holds more than 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of receiving such notice, demand that the bidder acquire their shares upon the same terms as in the takeover offer or as may be agreed between them or upon such terms as the court may order.

C.	Material Contracts.

Investment Agreement

Pursuant to the Subscription Agreement, dated May 14, 2015, by and among us, Otkritie Investments Cyprus Limited and Otkritie Holding JSC, we agreed to CIHRUS LLC and its subsidiaries, which constitute the Rapida payment processing system and the Contact money transfer system, in exchange for 5,593,041 newly issued class B shares, which represented 9.27% of our outstanding share capital following the acquisition. The Subscription Agreement contains certain customary representations, warranties and covenants for an acquisition of this kind.

QIWI completed the acquisition of the 70% interest in Contact and Rapida in exchange for the issuance of 3,915,129 class B shares to Otkritie on June 2, 2015. QIWI completed the acquisition of the 30% interest in Contact and Rapida in exchange for the issuance of 1,677,912 class B shares to Otkritie on June 30, 2015.

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

Material Cypriot Tax Considerations

Tax residency

As a rule, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The Cyprus Tax Authorities have published documents which indicate, for their purposes, the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus are the following: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the company’s Board of Directors has a decision making power that is exercised in Cyprus in respect of key management and commercial decisions necessary for the company’s operations and general policies and, specifically, whether the majority of the Board of Directors meetings take place in Cyprus and the Board of Directors’ Minutes are prepared and kept in Cyprus, and, also, whether the majority of the Board of Directors are tax residents of Cyprus; (iii) whether the shareholders’ meetings take place in Cyprus; (iv) whether the terms and conditions of the issued by the company general powers of attorney do not prevent the company and its Board of Directors to exercise control and make decisions; (v) whether the corporate seal and all statutory books and records are maintained in Cyprus ; (vi) whether the corporate filings and reporting functions are performed by representatives located in Cyprus; (vii) whether the agreements relating to the company’s business or assets are executed or signed in Cyprus. We consider the company to be a resident of Cyprus for tax purposes. However, taking into consideration that the majority of the board of directors is comprised of tax residents of Russia, the shareholders’ meetings took place in Russia and a number of other factors which may be treated as not fully in line with the abovementioned requirements, our tax residency in Cyprus may be challenged by the relevant tax authorities.

Moreover, we may be deemed not to be a tax resident in Cyprus due to the implication of the Russian laws, for further details see risk factor Item 3.D “Risk Factors – Risks Related to Taxation – We may be deemed to be a tax resident outside of Cyprus.”

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

Taxation of Cyprus Resident Company

A company which is considered a resident of Cyprus for tax purposes is subject to corporate income tax in Cyprus, on its worldwide income, taking into account certain exemptions. The rate of Corporate Income Tax in Cyprus is 12.5% as of January 1 2013. By law 187(I)2015 the Income Tax Law No.118 (I) of 2002 was amended introducing a concept of notional interest deduction (the ‘NID’) on equity capital. According to the amended Income Tax Law, with effect from 1st January 2015, (i) companies resident in Cyprus and (ii) companies not resident in Cyprus but which maintain a permanent establishment in Cyprus are entitled to a deduction of notional interest of up to 80% of their taxable income on new equity capital introduced after that date, which is effectively a tax allowable deduction against the taxable profits of the company.

Special defense contribution, or Cypriot Defense Tax, is levied on certain types of income of tax residents of Cyprus.

Taxation of Dividends and Distributions

Under Cyprus legislation there is no withholding tax on dividends paid to non-residents of Cyprus. The dividend will be paid free of any tax to the shareholder who will be taxed according to the laws of his country of residence or domicile. Holders of ADSs must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Individual tax residents of Cyprus are unconditionally exempt from Income tax on dividend income, but are subject to Special Contribution to the Defense Fund on dividends at the rate of 17.0%. The tax is withheld by the company prior to payment by the company to the shareholder.

Taxation of Capital Gains

Cyprus Capital Gains Tax is imposed (when the disposal is not subject to income tax) at the rate of 20.0% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own immovable property in Cyprus, and such shares are not listed in any recognized stock market. It is unclear whether this exception also applies to disposal of the ADSs.

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

Imposition of such a tax could have a material adverse effect on our group’s business, results of operations, financial condition or prospects and the trading price of the ADRs.

Tax Position of Holders of ADSs with Respect to Distributions

There is no express provision in the Special Defense Contribution law on the treatment of holders of ADSs with respect to Cypriot Defense Tax on dividends nor is there any specific guidance issued by the Cypriot tax authorities on the point. We are of the view that holders of ADSs will be subject to the same treatment as holders of shares with respect to the liability of Cypriot Defense Tax on dividends and, therefore, the provision of sections “— Taxation of Dividends and Distributions” and “— Deemed Distributions” above would apply equally to the holders of ADSs.

Taxation of income and gains

Gains from the disposal of securities

Any gain from disposal by the company of securities (the definition of securities includes shares and bonds of companies and options thereon) shall be exempt from Corporate Income Tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Defense Tax. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognized stock exchange.

Gains from Intellectual Property

Under Cyprus IP box regime an 80% deduction is allowed from the net profit received from the use or disposal of IP rights. If a loss is resulting from the said activities, in this case only 20% of the resulting loss can be offset against income from other sources or carried forward to be offset against income of subsequent tax years. That provision has a retroactive effect starting from the year 2012. The latest amendments to tax legislation provide that the NID and other deemed deductions can be included in the calculation of the taxable profit/loss.

Tax treatment of the Foreign exchange differences

As of January 1, 2015 the Cyprus tax laws provide for all foreign exchange differences to be tax neutral from a Cyprus income tax perspective (i.e. gains are not taxable/losses are not tax deductible) with the exception of forex gains/losses arising from trading in forex which remain taxable/ deductable. Regarding trading in forex, which remains subject to tax, the tax payers have an option to make an irrevocable election whether to be taxed only upon realisation of forex rather than on an accruals/accounting basis.

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

The Tax Circular 2008/14 issued by the Cypriot tax authorities provides guidance as to the tax deductibility of expenses incurred in relation to the production of income which is exempt from Corporate Income Tax such as dividend income and profits/ gains on sale of securities. According to that tax circular:

(a) Any expenditure that can be directly or indirectly attributed to income that is exempt from tax is not deductible for Corporate Income Tax purposes and cannot be set-off against other (taxable) sources of income.

(b) Any expenditure that is attributable to both taxable and exempt income (i.e. general overheads) should be apportioned based on a gross revenue ratio or based on an asset ratio. The taxpayer should select the method which is more appropriate and should use this method on a consistent basis.

Interest incurred in connection with acquisition (directly or indirectly) of shares in a 100% owned subsidiary company as of 1 January 2012 (irrespective of the tax residency status of the subsidiary) shall be deductible for Cypriot tax purposes. This would apply provided that the assets of the subsidiary do not include assets not used in the business. However, in case the subsidiary possesses such assets, the deductibility of interest at the level of the holding company is limited only to the amount relevant to assets, used in the business.

The latest amendments to tax legislation introduce notional interest deduction under which the Cyprus companies that have issued additional share capital starting from January 01, 2015 and afterwards will have the benefit of a notional interest that will be deducted from their taxable income for each tax year.

Arm’s length principle

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws.

However, the arm’s length principle in the Cyprus income tax law requires that all transactions between related parties should be carried out on the at an arm’s length basis, being at fair values and on normal commercial terms.

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two businesses which differ from those which would have been made between independent parties, any profits which would have accrued to one of the party had the two businesses been independent, but have not so accrued, may be included in the profits of that business and taxed accordingly. The amendment to the income tax law, effective as of January 01, 2015, extends the arm’s length principle by introducing the possibility of, in cases where two related Cyprus tax residents transact and the Cyprus tax authorities make an upward arm’s length adjustment to one of them, effecting a corresponding downwards adjustment to the other one.

We cannot exclude that the respective tax authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore an additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.

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

Any documents that do not specify values incur a stamp duty of €35. In cases where the stamp duty Commissioner can estimate the value of a document, he or she has the authority to impose stamp duty as per the above rates.

Withholding taxes on interest

No withholding taxes shall apply in Cyprus with respect to payments of interest by the company to non-Cyprus tax resident lenders (both corporations and individuals).

There should be no withholding tax in Cyprus on interest paid by the company to Cyprus tax resident lenders when the interest is considered as interest accruing from their ordinary course of business or interest closely connected with the ordinary course of their business.

Any payment of interest which is not considered as interest accruing from the ordinary course of business or interest income closely connected with the ordinary course of business by the company to Cypriot tax resident (both corporations and individuals) lenders shall be subject to Cypriot Defense Tax at the rate of 30.0%, whereby the company is required to withhold such tax from the interest.

Capital duty

Capital duty is payable to the Registrar of Companies in respect of the registered authorized share capital of a Cypriot company upon its incorporation and upon its subsequent increases thereon.

The capital duty rates are as follows:

•	0.6% on the nominal value of the authorized share capital; and

•	€20 flat duty on every issue, whether the shares are issued at their (par) nominal value or at a (share) premium.

With the reference to the above section “Material Cypriot Tax Considerations” we cannot exclude that we might be subject to additional tax liabilities in case the respective authorities apply different rulings to the transactions carried out by us or in our respect, which could have a material adverse effect on our business, financial condition and results of operations.

United States Federal Income Tax Considerations

The following discussion sets forth the U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. Special rules that are not discussed in the general descriptions below may also apply. In particular, the description of U.S. federal income tax consequences deals only with U.S. Holders that own our ADSs or ordinary shares as capital assets. In addition, the description of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, Medicare tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-U.S. entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding. The following discussion does not address any tax consequences arising under the laws of any U.S. state or local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

The discussion is based on the laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect at the date of this annual report, and any of which may change, possibly with retroactive effect. Further, there can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions reached and described herein. The discussion is also based, in part, on representations by the depositary and assumes that each obligation under the depositary agreement and any related agreement will be performed in accordance with its terms.

In General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if either (1) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

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

Taxation of Distributions

Subject to the discussion under “— Passive Foreign Investment Companies” below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, including the full amount of any Cypriot withholding tax thereon, will be a dividend for U.S. federal income tax purposes includible in the gross income of a U.S. Holder to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will not be eligible for the dividends received deduction allowed to corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a “dividend” for U.S. federal income tax purposes. Dividends received by individuals and other non-corporate U.S. Holders of our ADSs that are traded on Nasdaq will be eligible for beneficial rates of taxation provided we are not a PFIC during the year in which the dividend is paid or the prior taxable year and certain other requirements, including stock holding period requirements, are satisfied by the recipient. U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2015. We do not anticipate being a PFIC for our current taxable year or in the foreseeable future, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Furthermore, it is possible that the IRS may challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

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

Russian Tax Considerations Relevant to the Purchase, Ownership and Disposal of the ADSs

The following is a summary of material Russian tax consequences relevant to the purchase, ownership and disposal of the ADSs. The summary is based on the laws of the Russian Federation in effect on the date of this annual report. All of the foregoing is subject to change, possibly on a retroactive basis, after the date of the annual report. The discussion with respect to Russian legislation is based on our understanding of current Russian law and Russian tax rules, which are subject to frequent change and varying interpretations.

The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions and municipalities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming relief under an applicable double tax treaty. Prospective holders should consult their own advisors regarding the tax consequences of investing in the ADSs and no representations with respect to the Russian tax consequences of investing, owning or disposal of the ADSs to any particular holder is made hereby.

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

For the purposes of this summary, a “resident holder” means a holder of ADSs who is:

•	An ADSs holder which is a legal entity or an organization and is:

•	a Russian legal entity;

•	a foreign legal entity or organization recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of application of such double tax treaty);

•	a foreign legal entity or organization recognized as a Russian tax resident based on Russian domestic law (in case the Russian Federation is recognized as the place of effective management of such legal entity or organization as determined in the Russian Tax Code unless otherwise envisaged by an applicable double tax treaty);

•	a foreign legal entity or organization which holds and/ or disposes of the ADSs through its permanent establishment in the Russian Federation,

•	an ADSs holder who is an individual and is actually present in Russia for an aggregate period of 183 calendar days or more in any period comprised of 12 consecutive months (the “resident holder – individual”). Presence in the Russian Federation is not considered interrupted if an individual departs for short periods (less than six months) from Russia for medical treatment or education purposes as well as for the employment or other duties related to the performance of works (services) on offshore hydrocarbons fields. The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the income payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). An individual’s final tax liability in the Russian Federation for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year.

For the purposes of this summary, a “non-resident holder” is a holder of ADSs who does not fall under the definition of a resident holder above (including any legal entity or organization or individual).

Russian tax residency rules may be affected by an applicable double tax treaty. ADSs holders should seek professional advice on their tax status in Russia.

Non-resident holders

Generally, a non-resident holder of ADSs should not be subject to any Russian taxes in respect of distributions made by us with respect to class B shares underlying the ADSs.

Legal entities or organizations

A non-resident holder that is a legal entity or organization generally should not be subject to any Russian taxes in respect of the purchase of the ADSs, any gain or other income realized on the sale, exchange or other disposal of the ADSs unless more than 50% of our fixed assets consist of immovable property situated in Russia. In this latest case, any proceeds from sale, exchange or other disposal of ADSs would be regarded as Russian source income received by non-resident holders that are legal entities or organizations, subject to Russian income tax. Because the determination of whether 50% or more of our fixed assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute 50% or more of our fixed assets. The above tax may be reduced or eliminated under an applicable double tax treaty, provided that the recipient of the income is its beneficial owner and the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

Non-resident holders that are legal entities or organizations should consult their own tax advisors with respect to the tax consequences of the sale, exchange or other disposal of the ADSs.

Individuals

A non-resident holder who is an individual should not generally be subject to Russian taxes in respect of any gains realized on the sale, exchange or other disposal of ADSs, provided that the proceeds of such sale, exchange or disposal are not received from a source within Russia.

In the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or to disposal of shares in a Russian “immovable property company” (company with more than 50% of its fixed assets consisting of immovable property situated in Russia (as defined in the treaty)). Because the determination of whether 50% or more of our fixed assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute 50% or more of our fixed assets. If 50% or more of our fixed assets were to consist of immovable property situated in Russia, the benefits of the United States-Russia double tax treaty may not be available to an ADS holder.

According to Russian tax legislation, income received from a sale, exchange or other disposal of the ADSs should be treated as having been received from a Russian source if such sale, exchange or other disposal occurs in Russia. Russian tax law gives no clear indication as to how to identify the source of income received from a sale, exchange or other disposal of securities except that income received from the sale of securities “in Russia” will be treated as having been received from a Russian source. In absence of any guidance as to what should be considered as a sale, exchange or other disposal of securities “in Russia”, the Russian tax authorities may apply various criteria in order to determine the source of the sale or other disposal, including looking at the place of conclusion of the transaction, the location of the issuer or other similar criteria. There is no assurance, therefore, that proceeds received by non-resident holders – individuals from a sale, exchange, redemption or other disposal of the ADSs will not become subject to tax in Russia.

The tax may be withheld at source from payment only if the individual acts via a professional intermediary that is registered for the tax purposes in Russia (such as trustee, dealer, broker or other intermediary acting to the benefit of the individual holder), otherwise the non-resident holder – individual shall be liable to file a tax return and pay the tax due.

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

Non-resident holders who are individuals should consult their own tax advisors with respect to the tax consequences arising as a result of acquisition or disposal of the ADSs and the receipt of proceeds from source within the Russian Federation in their respect.

Double Tax Treaty Procedures

Where a non-resident holder of ADSs receives income from a Russian source, the Russian tax (if applicable under Russian domestic tax law) may be reduced or eliminated in accordance with the provisions of a double tax treaty. Advance treaty relief should be available for those eligible, subject to the requirements of the laws of Russia. In order for a non-resident holder to benefit from the applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty for which benefits are claimed. Currently, a non-resident holder is required to provide a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalized, translated into Russian and notarized). The tax residency confirmation needs to be renewed on an annual basis, and provided before the first payment of income in each calendar year. In addition, a non-resident who is an individual must provide appropriate documentary proof of tax payments outside of Russia on income with respect to which treaty benefits are claimed. Because of the uncertainties regarding the form and procedures for providing such documentary proof, individuals, in practice, may not be able to obtain advance treaty benefits on receipt of proceeds from a source within Russia, and it can be extremely difficult to obtain a refund.

Starting from January 01, 2016, in order to obtain the double tax treaty relief at source, a non-resident holder—individual should confirm to a tax agent that he or she is tax resident in a relevant foreign jurisdiction having a double tax treaty with Russia by providing the tax agent with (i) a passport of a foreign resident, or (ii) another document envisaged by an applicable federal law or recognized as a personal identity document of a foreign resident in accordance with the double tax treaty, and (iii) upon request of the tax agent, a tax residency certificate issued by the competent authorities of his or her country of residence for tax purposes. A notarized Russian translation of the certificate is required. The above provisions are intended to provide a tax agent with the opportunity of applying reduced (or zero) withholding tax rates under an applicable double tax treaty at source. However, there is some uncertainty as to how these provisions will be applied by the Russian tax authorities in practice.

In addition, in order to benefit from the applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. Starting from January 01, 2015, in addition to a certificate of tax residency, the Russian Tax Code allows the tax agent to require a confirmation from the non-resident holder – legal entity that it is the beneficial owner of the relevant income. As of the date of this annual report there has been no guidance on the form of such confirmation and it is at the moment unclear how these measures will be applied in practice. Due to introduction of these changes, there can be no assurance that treaty relief at source will be available in practice.

Non-resident holders should consult their own tax advisors regarding possible tax treaty relief and procedures for obtaining such relief with respect to any Russian taxes imposed on proceeds received from a disposal of the ADSs.

Refund of Tax Withheld

If double tax treaty relief is available but Russian tax has nevertheless been withheld at the source of payment, an application for the refund of the tax withheld may be made within three years from the end of the tax period in which the tax was withheld for non-resident holders.

In order to obtain a refund, the non-resident holder is required to file with the Russian tax authorities, among other documents, a duly apostilled or legalized, translated into Russian and notarized certificate of tax residence issued by the competent tax authority of the relevant treaty country at the time the income was paid, as well as documents confirming receipt of such income and the withholding of Russian tax. In addition, a non-resident holder who is an individual is required to provide appropriate documentary proof of tax payments made outside of Russia with respect to which such tax refund is claimed. The supporting documents shall be provided within one year after the year to which the treaty benefits relate to the non-resident holders who are individuals.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code. Obtaining a refund of Russian tax withheld may be a time consuming process and can involve considerable practicable difficulties, depending to a large extent on the position of the local tax inspectorates.

Starting from January 01, 2016, if a non-resident holder – individual wishes to obtain a refund, he or she should provide a claim for a refund of the tax withheld and documents confirming the right for a refund under the Russian Tax Code to the tax agent. Since then a claim for a refund and documents confirming the right for a refund under the Russian Tax Code can be filed within three years following the tax period in which the tax was withheld. In case there is no tax agent on the date of receipt by the individual of confirmation of its tax residence status in a relevant foreign jurisdiction having an applicable double tax treaty with Russia, the individual can file a claim for a refund and documents confirming the right for a refund directly with the Russian tax authorities.

Non-resident holders should consult their own tax advisors should they need to obtain a refund of Russian taxes withheld on any payments received with respect to the ADSs.

Resident holders

A resident holder will generally be subject to all applicable Russian taxes in respect of the purchase of the ADSs and income received on the ADSs, including any distributions on ADS, gains from their sale, exchange or other disposal.

Resident holders should consult their own tax advisors with respect to their tax position regarding the ADSs.

F.	Dividend and Paying Agents.

Not applicable.

G.	Statements by Experts.

Not applicable.

H.	Documents on Display.

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

The main risks that could adversely affect our financial assets, liabilities or future cash flows are foreign exchange risk, liquidity and credit risk. Our management reviews and approves policies for managing each of the risks which are summarized below.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in our statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

During the June 2014 secondary public offering, the Company increased its issued share capital by 2,292,330 class B shares and received U.S. $ 88,942,404. These proceeds less certain amounts spent for ongoing business activities are accounted as deposits in other currency in cash and cash equivalents as of December 31, 2015 and 2014. Due to appreciation of the U.S. dollar rate against ruble for the year 2015 by 30% and from the date of June 2014 secondary public offering to December 31, 2014 by approximately 64% , we received foreign exchange gain in the amount of RUB 1,476 million for the year ended December 31, 2015 and RUB 1,947 million for the year ended December 31, 2014. We intend to use these assets for general corporate purposes including potential acquisitions.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar and euro exchange rates, with all other variables held constant. The impact on profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in U.S. dollar and euro when these currencies are not the functional currencies of the respective Group subsidiary. The Group’s exposure to foreign currency changes for all other currencies is not material.

change in US Dollar	Effect on profit before tax
(in RUB millions)
+40%	1,944
(13%)	(648)

change in Euro	Effect on profit before tax
(in RUB millions)
+43%	644
(15%)	(225)

Liquidity risk and capital management

We use cash from shareholders’ contributions, have sufficient cash and do not have any significant outstanding debt other than interbank debt with short maturities (classified as due to banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. We expect that agent’s deposits will continue to be offset against future payments and not be called by the agents. Amounts due to customers and amounts due to banks and trade and other payables are due on demand.

The macroeconomic slowdown in Russia, caused among other things by falling oil prices and economic sanctions, which effectively limited access to liquidity of key Russian banks led to liquidity shortage in the markets in which we operate. As a consequence, banks and entities in Russia substantially decreased credit limits in their everyday operations. Management noted that our merchants and partners started, since the end of 2014, requesting from us larger collaterals to hedge their risks. We were able to manage these new requirements to date, though the liquidity shortage in the market may further exacerbate and consequently it may have further negative effects on our operations which cannot be now reliably estimated.

According to CBR requirements, bank’s capital calculated based on CBR instructions should be not less than 10% of its risk-adjusted assets. As of December 31, 2015, Qiwi Bank’s and Rapida LTD’s capital ratio comprised 14% and 20% respectively, thereby exceeding the required level. We monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the year 2015 Qiwi Bank and Rapida LTD met the capital adequacy ratio requirements of CBR.

We manage our capital structure and make adjustments to it, in light of changes in economic conditions. Capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may make dividend payments to shareholders, return capital to shareholders or issue new shares. Currently, we require capital to finance our growth, but we generate sufficient cash from our operations. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments.

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Trade and other payables	15,295	15,295	—	—
Amounts due to customers and amounts due to banks	2,243	2,243	—	—

Total as of December 31, 2015	17,538	17,538	—	—

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Long-term and short-term borrowings	43	—	1	42
Trade and other payables	20,181	20,180	—	1
Amounts due to customers and amounts due to banks	1,001	1,001	—	—

Total as of December 31, 2014	21,225	21,181	1	43

Credit risk

Financial assets, which potentially subject us and our subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. We sell services on a prepayment basis or ensure that our receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. Our receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and unsecured. We hold cash primarily with reputable Russian and international banks, including the Central Bank of Russia, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the top Russian banks. The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables. The table below demonstrates the largest counterparties’ balances as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2013	As of December 31, 2014	As of December 31, 2015
Top 5	33%	36%	48%
Others	67%	64%	52%

Collection of receivables may be influenced by economic factors. Management believes that there is no significant risk of loss to us beyond the allowance already recorded.

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2015. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2015, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2015. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2015, our internal control over financial reporting was effective.

Our management has excluded CIHRUS and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2015, as it was acquired by us on June 02, 2015. CIHRUS and its subsidiaries are included in our consolidated financial statements as of and for the year ended December 31, 2015 and constituted RUB 17,102 million or 41% and RUB 9,931 million or 44% of total and net assets, respectively, as of December 31, 2015 and RUB 2,922 million or 16% and RUB 21 million or 0.4% of revenues and net income for the year then ended December 31, 2015. Under guidelines established by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Ernst & Young LLC, our independent registered public accounting firm. Their report may be found below:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qiwi plc and subsidiaries

We have audited Qiwi plc and subsidiaries’ internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Qiwi plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of CIHRUS LLC and its subsidiaries acquired on June 2, 2015, which is included in the 2015 consolidated financial statements of Qiwi plc and subsidiaries and constituted RUB 17,102 million and RUB 9,931 million of total assets (including goodwill) and net assets, respectively, as of December 31, 2015 and RUB 2,922 million and RUB 21 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Qiwi plc (and subsidiaries) also did not include an evaluation of the internal control over financial reporting of CIHRUS LLC and its subsidiaries.

In our opinion, Qiwi plc and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Qiwi plc as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2015 and our report dated March 15, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

March 15, 2016

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting occurred during the year ended December 31, 2015 with respect to our operations that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2014	2015
	(in RUB millions)
Audit Fees	57	58
Audit Related Fees	11	40
Tax Fees	3	5
All Other Fees	2	12
Total	73	115

Audit Fees

Audit fees in 2014 and 2015 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2014 were related to professional services rendered in connection with our Secondary Public Offering and in 2015 were related to professional services rendered in connection with preparation of Pro Forma Financial Information (the Acquisition of CIHRUS (Contact and Rapida business)).

Tax Fees

Tax fees in 2014 and 2015 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2014 and 2015 relate to services in connection with corporate compliance matters.

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

Cyprus	Delaware
Shareholder Meetings
May be held at such time or place as specified in the relevant notice given in accordance with the Companies Law and articles of association by the board of directors if a general meeting is called by the board or by shareholders if called by such shareholders in accordance with the Companies Law.	Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws.

May be held in or outside Cyprus.	May be held inside or outside Delaware.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, the date and the hour of the meeting as well as the agenda of the meeting, and the means of remote communication, if any.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s Voting Rights
Any person authorized to vote at a general meeting may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

The articles of association shall specify the number of the shareholders to constitute a quorum. Further to the Companies Law, three members personally present shall be a quorum unless the articles of association of the company do not make other provision to this effect. Further to our articles of association the quorum shall be 50.01% of the voting rights attached to our issued shares present and voting in person or by proxy at a duly convened general meeting.	The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

When the share capital is divided into different classes of shares separate voting takes place for each class of shares the rights of which are effected by the change. In accordance with the Companies Law, the decision is passed by a majority of two thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority of at least half of the issued share capital is represented. Under our articles of association, the decision is passed by a resolution of seventy five per cent vote of the holders of the shares of the relevant class, with the sanction of a special resolution of a general meeting of our shareholders.	Generally, a certificate of incorporation may be amended by the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. Shareholders generally have the right to amend the corporation’s bylaws, but the certificate of incorporation may instead confer this right on the directors of the corporation. Except as provided in the certificate of incorporation, changes in the rights of shareholders as set forth in the certificate of incorporation require approval of a majority of its shareholders.

The articles of association may provide for cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.

Cyprus	Delaware
Shareholder Meetings

Directors

Under the Companies Law the board must consist of at least two members.	Board must consist of at least one member.

Under the articles of association, the board shall consist of up to nine directors. A change in the number of directors shall be determined by the general meeting of the shareholders.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Under the Companies Law, directors can be appointed by either the general meeting of shareholders or board of directors. Our articles of association provide for a specific procedure of electing directors.	Unless otherwise specified in the certificate of incorporation or bylaws, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors.

Under the Companies Law, directors can be removed by an ordinary resolution of the general meeting of shareholders. In addition, our articles of association provide that if the board of directors exercises its right to appoint a director to fill a vacancy on the board, members representing 10.01% of the voting rights attached to our issued shares may, subject to following a specific procedure, terminate the appointment of the board.	Barring certain exceptions, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority, or in some cases the supermajority, of the shares entitled to vote at an election of directors.

As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent. Under the Companies Law, directors do not have to be independent. Further to the articles of association, the Board shall contain not less than three independent directors.	Directors do not have to be independent.

Fiduciary Duties

Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the company.	Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director acts in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Under the Companies Law, the directors have to declare the nature of their interest (either direct or indirect) in transactions at a meeting of the directors of the company. Under our articles of association, directors have no right to vote on a matter in which they have an interest even if the director has disclosed any interests in the transaction.	Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction

Cyprus	Delaware
Shareholder Meetings

Actions by Written Consent

A unanimous written resolution of all directors will be as valid as if it had been passed at a duly convened meeting of the board of directors.	A written consent of the directors must be unanimous to take effect

A unanimous written resolution of all shareholders will be as valid as if it had been passed at a duly convened general meeting.	Unless otherwise provided in the certificate of incorporation, any action to be taken at any shareholder meeting may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted.

Business Combinations

Dissolution of the company, assuming it is solvent, requires a resolution of the board of directors and a special resolution of the general meeting. Sale, lease or exchange of assets require a resolution of the board of directors.	Completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Completion of a merger or consolidation requires a resolution of the board of directors and a special resolution of the general meeting. The directors draw up written report explaining and justifying the draft terms of merger from a legal and economic aspect and, in particular, the share exchange ratio.	Business combinations with interested shareholders require a special shareholder vote.

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

Exemptions From Nasdaq Corporate Governance Requirements

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Listing Rules are summarized as follows:

•	We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that requires that the board of directors consist of a majority of independent directors. Currently, five members of our board of directors that comprises nine members are independent with the meaning of the Nasdaq Listing Rules.

•	We follow home country practice that permits our board of directors not to implement a nominations committee or for directors to be nominated by a majority of our independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the implementation of a nominations committee or the nomination of directors by a majority of the independent directors. Subject to the rights of shareholders under Cyprus law to nominate directors to our board, the methodology by which directors are nominated to our board is as set forth in “Board of Directors Appointment of Directors.”

•	We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present. We do not hold regular executive sessions.

•	We follow home country practice that permits our compensation committee to not consist entirely of independent directors, in lieu of complying with Rule 5605(d) (1) of the Nasdaq Rules that requires that the board of directors have a compensation committee consisting of entirely independent directors. In addition, although our compensation committee charter provides that the compensation committee may, in its sole discretion, retain a compensation consultant, our compensation committee charter does not include all enumerated matters concerning retention of compensation consultants as set forth in Rule 5605(d)(3) of the Nasdaq Rules.

•	We follow home country practice that permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation arrangements, in lieu of complying with Rule 5635(b) of the Nasdaq Rules that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements.

•	Our board of directors has not made any determination with respect to the Company’s intention to follow Rule 5635(a), (b), and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cypriot law and our articles of association permit us, with approval of our board of directors and without shareholder approval, to take the following actions:

•	Acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Rule 5635(a) of the Nasdaq Rules, which would require shareholder approval in order to enter into such acquisition.

•	Entering into any transaction which may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transactions may be considered a change of control under Rule 5635(b) of the Nasdaq Rules, requiring shareholder approval. Notwithstanding the above, Cypriot law would not permit us to enter into any reorganization, merger or consolidation without shareholder approval.

•	Entering into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

Please see also “—Rights Attaching to Shares—Issue of Shares and Pre-emptive Rights” for restrictions on the issuance of shares.

We are not permitted to opt out of the requirement that we maintain an audit committee that consists entirely of independent directors and we currently comply with Rule 5605(c) of the Nasdaq Rules with respect to audit committee composition and practices.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 3.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on April 30, 2015)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.4	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

8.1	Subsidiaries of the Registrant

10.1	Subscription Agreement, dated May 14, 2015, by and among QIWI plc, Otkritie Investments Cyprus Limited and Otkritie Holding JSC

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLC

99.1	Audited consolidated financial statements of CIHRUS LLC as of and for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.1 to QIWI plc’s Report of a Foreign Private Issuer on Form 6-K, File No. 001-35893, filed on December 22, 2015)

99.2	Unaudited interim condensed consolidated financial statements of CIHRUS LLC as of and for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.3 to QIWI plc’s Report of a Foreign Private Issuer on Form 6-K, File No. 001-35893, filed on December 22, 2015)

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Consolidated financial statements

for the year ended December 31, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qiwi plc

We have audited the accompanying consolidated statement of financial position of Qiwi plc as of December 31, 2014 and 2015, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiwi plc at December 31, 2014 and 2015, and of its financial performance and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and IFRS as published by the IASB.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Qiwi plc’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

March 15, 2016

Moscow, Russia

QIWI plc

Consolidated statement of financial position

As of December 31, 2015

(in thousands of Rubles, except per share data)

	Notes	As of December 31, 2014	As of December 31, 2015
Assets
Non-current assets
Property and equipment	10	379,943	365,869
Goodwill and other intangible assets	11, 12	2,367,623	12,253,988
Long-term debt instruments	30	1,806,295	1,562,620
Long-term loans	13, 30	52,648	22,959
Other non-current assets	16	42,455	53,027
Deferred tax assets	26	239,571	303,876

Total non-current assets		4,888,535	14,562,339

Current assets
Trade and other receivables	14	5,305,275	5,091,542
Short-term loans	13	31,588	340,420
Short-term debt instruments	30	2,132,887	1,338,365
Prepaid income tax		89,239	96,687
VAT and other taxes receivable		51,078	26,018
Cash and cash equivalents	15	17,079,965	19,363,204
Other current assets	16	345,688	758,920

Total current assets		25,035,720	27,015,156

Assets of disposal group classified as held for sale	7	125,867	—

Total assets		30,050,122	41,577,495

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		963	1,137
Additional paid-in capital		1,876,104	1,876,104
Share premium		3,044,303	12,068,267
Other reserve		764,243	839,953
Retained earnings		2,683,805	7,176,540
Translation reserve		204,337	460,848

Total equity attributable to equity holders of the parent		8,573,755	22,422,849
Non-controlling interest		(239,385)	12,734

Total equity		8,334,370	22,435,583

Non-current liabilities
Long-term borrowings	30	41,981	—
Other non-current liabilities		9,381	2,403
Deferred tax liabilities	26	37,758	1,138,182

Total non-current liabilities		89,120	1,140,585

Current liabilities
Trade and other payables	19	20,179,673	15,295,162
Amounts due to customers and amounts due to banks	20	1,001,286	2,243,108
Income tax payable		11,290	334,346
VAT and other taxes payable		127,733	119,055
Deferred revenue		52,008	6,747
Other current liabilities		1,117	2,909

Total current liabilities		21,373,107	18,001,327

Liabilities directly associated with the assets of a disposal group classified as held for sale	7	253,525	—

Total equity and liabilities		30,050,122	41,577,495

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2015

(in thousands of Rubles, except per share data)

		Year ended December 31
	Notes	2013	2014	2015
Revenue	21	11,666,050	14,718,727	17,716,967
Operating costs and expenses: Cost of revenue (exclusive of depreciation and amortization)	22	6,396,499	7,273,099	8,695,104
Selling, general and administrative expenses	23	2,678,299	3,082,177	3,469,039
Depreciation and amortization	10, 11	113,100	353,400	688,666
Impairment of intangible assets and goodwill	11, 12	5,479	—	—

Profit from operations		2,472,673	4,010,051	4,864,158

Loss from disposal of subsidiaries	7	—	—	(37,984)
Other income	24	91,196	42,253	19,961
Other expenses		(20,089)	(29,572)	(43,439)
Foreign exchange gain		78,516	3,359,207	2,800,716
Foreign exchange loss		(70,495)	(1,428,478)	(1,359,530)
Share of loss of associates		(78,896)	(26,583)	—
Impairment of investment in associates		(21,540)	(24,634)	—
Interest income		22,204	1,692	16,198
Interest expense		(28,686)	(41,513)	(109,312)

Profit before tax		2,444,883	5,862,423	6,150,768
Income tax expense	26	(609,509)	(894,506)	(877,006)

Net profit		1,835,374	4,967,917	5,273,762

Attributable to:
Equity holders of the parent		1,873,226	5,024,140	5,187,414
Non-controlling interests		(37,852)	(56,223)	86,348
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations
Differences arising during the year		4,561	105,789	230,641
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations		—	—	56,107

Total comprehensive income, net of tax effect of nil		1,839,935	5,073,706	5,560,510

Attributable to:
Equity holders of the parent		1,883,278	5,217,720	5,443,925
Non-controlling interests		(43,343)	(144,014)	116,585
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	9	36.00	94.09	89.72
Diluted, profit attributable to ordinary equity holders of the parent	9	35.70	92.73	89.49

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2015

(in thousands of Rubles, except per share data)

		Year ended December 31
	Notes	2013	2014	2015
Cash flows from operating activities
Profit before tax		2,444,883	5,862,423	6,150,768
Adjustments to reconcile profit before tax to net cash flows (used in)/generated from operating activities
Depreciation and amortization	10, 11	113,100	353,400	688,666
Loss on disposal of property, plant and equipment		12,739	3,557	9,493
Impairment of investment in associates		21,540	24,634	—
Impairment of intangible assets and goodwill	11	5,479	—	—
Foreign exchange gain, net		(8,021)	(1,930,729)	(1,441,186)
Interest income, net	21	(346,013)	(412,852)	(559,080)
Bad debt expense	13, 14	266,711	150,633	361,848
Share of loss of associates		78,896	26,583	—
Share-based payments	31	230,937	421,822	87,645
Loss from disposal of subsidiaries, net	7	—	—	37,984
Gain from sale of investments	24	—	—	(7,089)
Other		4,609	14,721	(2,640)

Operating profit before changes in working capital		2,824,860	4,514,192	5,326,409
(Increase)/decrease in trade and other receivables		508,751	(2,745,399)	2,247,900
(Increase)/decrease in other assets		(92,553)	(232,422)	128,489
Increase/(decrease) in amounts due to customers and amounts due to banks		(102,750)	170,060	409,004
Increase/(decrease) in accounts payable and accruals		1,593,765	3,621,895	(8,882,698)
Loans (issued)/repaid from banking operations		257,194	(35,184)	39,901

Cash (used in)/generated from operations		4,989,267	5,293,142	(730,995)
Interest received		467,205	491,150	716,171
Interest paid		(24,194)	(29,114)	(180,899)
Income tax paid		(706,512)	(1,000,002)	(811,085)

Net cash flow (used in)/generated from operating activities		4,725,766	4,755,176	(1,006,808)

Cash flows used in investing activities
Cash acquired upon /(used in) business combination		(44)	—	3,180,605
Contribution to associates without change in ownership		—	(26,357)	—
Payment for assignment of loans		(90,750)	(90,750)	—
Purchase of available-for-sale investments		—	—	(5,627)
Proceeds from sale of investments		—	—	7,557
Net cash inflow/(outflow) on disposal of subsidiaries	7	4,000	—	(57,498)
Purchase of property and equipment		(182,823)	(294,402)	(87,746)
Proceeds from disposal of property and equipment		6,848	—	—
Purchase of intangible assets		(192,385)	(218,160)	(221,973)
Loans issued		(24,508)	(60,493)	(780,335)
Repayment of loans issued		29,715	49,590	457,746
Purchase of debt instruments		(2,862,535)	(2,553,313)	(981,847)
Proceeds from settlement of debt instruments		2,111,902	1,591,485	2,045,478

Net cash (used in)/generated from investing activities		(1,200,580)	(1,602,400)	3,556,360

Cash flows from financing activities
Issue of share capital		—	3,044,357	—
Exercise of options		—	5,167	—
Proceeds from borrowings		34,068	71,747	57,986
Repayment of borrowings		(2,526)	(672)	(1,251,928)
Transactions with non-controlling interest		—	1,783	—
Dividends paid to owners of the Group	25	(1,881,082)	(2,940,714)	(698,912)
Dividends paid to non-controlling shareholders	25	(2,098)	(2,388)	—
Compensation from underwriters		72,836	—	—
Distribution of underwriters’ commission		(67,643)	—	—
Net cash (used in)/generated from financing activities		(1,846,445)	179,280	(1,892,854)
Effect of exchange rate changes on cash and cash equivalents		15,012	2,125,816	1,611,721

Net increase in cash and cash equivalents		1,693,753	5,457,872	2,268,419

Cash and cash equivalents at the beginning of year	15, 7	9,943,160	11,636,913	17,094,785

Cash and cash equivalents at the end of year	15, 7	11,636,913	17,094,785	19,363,204

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2015

(in thousands of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of December 31, 2014		54,505,998	963	1,876,104	3,044,303	764,243	2,683,805	204,337	8,573,755	(239,385)	8,334,370

Profit (loss) for the year		—	—	—	—	—	5,187,414	—	5,187,414	86,348	5,273,762
Exchange differences on translation of foreign operations		—	—	—	—	—	—	256,511	256,511	30,237	286,748

Total comprehensive income		—	—	—	—	—	5,187,414	256,511	5,443,925	116,585	5,560,510

Issue of share capital	17	5,593,041	165	—	9,023,964	—	—	—	9,024,129	—	9,024,129
Share-based payments	31	—	—	—	—	87,645	—	—	87,645	—	87,645
Exercise of options		319,562	9	—	—	—	—	—	9	—	9
Increase of ownership in subsidiaries		—	—	—	—	(11,935)	—	—	(11,935)	49,269	37,334
Disposal of subsidiaries	7	—	—	—	—	—	—	—	—	86,265	86,265
Dividends (11.5 per share)	25	—	—	—	—	—	(694,679)	—	(694,679)	—	(694,679)

Balance as of December 31, 2015		60,418,601	1,137	1,876,104	12,068,267	839,953	7,176,540	460,848	22,422,849	12,734	22,435,583

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2015

(in thousands of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
	Notes	Number of shares issued and outstanding	Amount	Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
Balance as of December 31, 2013		52,118,794	907	1,876,104	—	337,254	573,604	10,757	2,798,626	(94,766)	2,703,860

Profit (loss) for the year		—	—	—	—	—	5,024,140	—	5,024,140	(56,223)	4,967,917
Exchange differences on translation of foreign operations		—	—	—	—	—	—	193,580	193,580	(87,791)	105,789

Total comprehensive income		—	—	—	—	—	5,024,140	193,580	5,217,720	(144,014)	5,073,706

Issue of share capital	17	2,292,330	54	—	3,044,303	—	—	—	3,044,357	—	3,044,357
Share-based payments	31	—	—	—	—	421,822	—	—	421,822	—	421,822
Exercise of options		94,874	2	—	—	5,167	—	—	5,169	—	5,169
Dividends (53.46 per share)	25	—	—	—	—	—	(2,913,939)	—	(2,913,939)	—	(2,913,939)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	(2,388)	(2,388)
Other changes in equity		—	—	—	—	—	—	—	—	1,783	1,783

Balance as of December 31, 2014		54,505,998	963	1,876,104	3,044,303	764,243	2,683,805	204,337	8,573,755	(239,385)	8,334,370

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2015

(in thousands of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital		Additional paid-in capital	Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2012	17	52,000,000	904	1,876,104	101,124	569,317	705	2,548,154	(49,311)	2,498,843

Profit (loss) for the year		—	—	—	—	1,873,226	—	1,873,226	(37,852)	1,835,374
Exchange differences on translation of foreign operations		—	—	—	—	—	10,052	10,052	(5,491)	4,561

Total comprehensive income		—	—	—	—	1,873,226	10,052	1,883,278	(43,343)	1,839,935

Share-based payments	31	—	—	—	230,937	—	—	230,937	—	230,937
Exercise of options	31	118,794	3	—	—	—	—	3	—	3
Reimbursement of expenses from the underwriters		—	—	—	72,836	—	—	72,836	—	72,836
Non-proportional distribution of the reimbursement from the underwriters		—	—	—	(67,643)	—	—	(67,643)	—	(67,643)
Dividends (35.86 per share)	25	—	—	—	—	(1,868,939)	—	(1,868,939)	—	(1,868,939)
Dividends to non-controlling interest		—	—	—	—	—	—	—	(2,112)	(2,112)

Balance as of December 31, 2013		52,118,794	907	1,876,104	337,254	573,604	10,757	2,798,626	(94,766)	2,703,860

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2015

(in thousands of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2015 were authorized for issue by Board of Directors on March 11, 2016.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia, Kazakhstan, Moldova, Belarus, Romania, United Arab Emirates (UAE) and other countries, sells electronic payment kiosks and maintain banking activity supporting processing of payments.

The Company was founded as a holding company as a part of the business combination transaction in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey and ZAO e-port Groups of entities were brought together by way of contribution to the Company. The transaction was accounted for as a business combination in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey was identified as the acquirer.

The Company’ ADSs have been listed on Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013. Prior to that time, there was no public market for the Company’ ADSs or ordinary shares. Subsequently, the Company placed its ADSs on October 3, 2013 and on June 20, 2014.

Sergey Solonin is the ultimate controlling party of the Group as of December 31, 2015.

Saldivar Investments Limited is the parent of the Group as of December 31, 2015.

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

In accordance with European regulation No 1606/2002 dated July 19, 2002, the 2015 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/ index_en.htm). Comparative figures are presented for 2014 and 2015 compiled using the same basis of preparation. For the reported periods, there are no differences as applies to the Group between the accounting standards and interpretations endorsed by the European Union and the standards and interpretations published by the International Accounting Standards Board (IASB). Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB. These consolidated financial statements are based on the underlying accounting records appropriately adjusted and reclassified for fair presentation in accordance with IFRS. IFRS adjustments include and affect but not limited to such major areas as consolidation, revenue recognition, accruals, deferred taxation, fair value adjustments, business combinations and impairment.

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

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group losses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary.

•	Derecognises the carrying amount of any non-controlling interests, including any components of other comprehensive income attributable to them.

•	Recognises the fair value of the consideration received.

•	Recognises the fair value of any investment retained.

•	Recognises any surplus or deficit in profit or loss.

•	Reclassifies to profit or loss or retained earnings, as appropriate, the amounts previously recognized in OCI as would be required if the Group had directly disposed of the related assets or liabilities.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2014, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2015. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these new standards and amendments apply for the first time in 2015, they do not have a material impact on the annual consolidated financial statements of the Group. The nature and the impact of each new standard or amendment are described below:

Annual improvements 2010-2012 Cycle

These improvements are effective from July 1, 2014 and the Group has applied these amendments for the first time in these consolidated financial statements.

They include:

IFRS 2 Share-based Payment

This improvement is applied prospectively and clarifies various issues relating to the definitions of performance and service conditions which are vesting conditions, including:

•	A performance condition must contain a service condition

•	A performance target must be met while the counterparty is rendering service

•	A performance target may relate to the operations or activities of an entity, or to those of another entity in the same group

•	A performance condition may be a market or non-market condition

•	If the counterparty, regardless of the reason, ceases to provide service during the vesting period, the service condition is not satisfied.

IFRS 3 Business Combinations

The amendment is applied prospectively and clarifies that all contingent consideration arrangements classified as liabilities (or assets) arising from a business combination should be subsequently measured at fair value through profit or loss whether or not they fall within the scope of IFRS 9 (or IAS 39, as applicable).

IFRS 8 Operating Segments

The amendments are applied retrospectively and clarify that:

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

IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets

The amendment is applied retrospectively and clarifies in IAS 16 and IAS 38 that the asset may be revalued by reference to observable data by either adjusting the gross carrying amount of the asset to market value or by determining the market value of the carrying value and adjusting the gross carrying amount proportionately so that the resulting carrying amount equals the market value. In addition, the accumulated depreciation or amortization is the difference between the gross and carrying amounts of the asset.

IAS 24 Related Party Disclosures

The amendment is applied retrospectively and clarifies that a management entity (an entity that provides key management personnel services) is a related party subject to the related party disclosures. In addition, an entity that uses a management entity is required to disclose the expenses incurred for management services.

Annual improvements 2011-2013 Cycle

These improvements are effective from July 1, 2014 and the Group has applied these amendments for the first time in these consolidated financial statements.

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

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements and not yet endorsed in EU are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

Standard	Content of change	Impact and effective date
IFRS 9 Financial Instruments	In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.	IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Group does not expect a significant impact on its balance sheet or equity on applying the requirements of IFRS 9.

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation	The amendments clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.	The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact to the Group given that the Group has not used a revenue-based method to depreciate its non-current assets.

IFRS 15 Revenue from Contracts with customers	IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS.	Either a full or modified retrospective application is required for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group is currently assessing the impact of IFRS 15 and plans to adopt the new standard on the required effective date.

IFRS 16 Leases	IFRS 16 was issued in January 2016 and sets out the principles that both parties to a contract, ie the customer (‘lessee’) and the supplier (‘lessor’), apply to provide relevant information about leases in a manner that faithfully represents those transactions. Under IFRS 16 a lessee is required to recognize assets and liabilities arising from a lease. The new standard is applicable to all lease and sublease contracts except for leases of certain types of intangibles and some other specific assets and will supersede all current requirements for lease recognition and disclosure under IFRS.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16.

The Group is currently assessing the impact of IFRS 16 and plans to adopt the new standard on the required effective date.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued by the IASB but not yet effective and not yet adopted by EU (continued)

Standard	Content of change	Impact and effective date
Amendments to IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5.	The amendments are effective prospectively for annual periods beginning on or after January 1, 2016, with early adoption permitted. This amendment is not expected to have any impact on the Group.

Amendments to IAS 34 Interim Financial Reporting	The amendment clarifies that the required interim disclosures must either be in the interim financial statements or incorporated by cross-reference between the interim financial statements and wherever they are included within the interim financial report (e.g., in the management commentary or risk report). The other information within the interim financial report must be available to users on the same terms as the interim financial statements and at the same time.	The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. This amendment must be applied retrospectively. This amendment is not expected to have any impact on the Group.

Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception	The amendments address issues that have arisen in applying the investment entities exception under IFRS 10.The amendments to IFRS 10 clarify that the exemption from presenting consolidated financial statements applies to a parent entity that is a subsidiary of an investment entity, when the investment entity measures all of its subsidiaries at fair value. Furthermore, the amendments to IFRS 10 clarify that only a subsidiary of an investment entity that is not an investment entity itself and that provides support services to the investment entity is consolidated. All other subsidiaries of an investment entity are measured at fair value. The amendments to IAS 28 allow the investor, when applying the equity method, to retain the fair value measurement applied by the investment entity associate or joint venture to its interests in subsidiaries.	These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued by the IASB but not yet effective and not yet adopted by EU (continued)

Standard	Content of change	Impact and effective date
Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses

The amendments to IAS 12 clarify the accounting for deferred tax assets for unrealised losses on debt instruments measured at fair value. The clarifications refer to accounting for deferred tax assets when an entity:

•    has deductible temporary differences relating to unrealised losses on debt instruments that are classified as available-for-sale financials assets and measured at fair value;

•    is not allowed to deduct unrealised losses for tax purposes;

•    has the ability and intention to hold the debt instruments until the unrealised loss reverses; and

•    has insufficient taxable temporary differences and no other probable taxable profits against which the entity can utilise those deductible temporary differences.

These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. These amendments are not expected to have any impact on the Group.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify:

•    The materiality requirements in IAS 1

•    That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated

•    That entities have flexibility as to the order in which they present the notes to financial statements

•    That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss. Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI.

These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. These amendments are not expected to have any impact on the Group.

Amendments to IAS 7 Disclosure Initiative

The amendments to IAS 7 come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. According to the amendments an entity shall disclose the following changes in liabilities arising from financing activities:

•    changes from financing cash flows;

•    changes arising from obtaining or losing control of subsidiaries or other businesses;

•    the effect of changes in foreign exchange rates;

•    changes in fair values; and

•    other changes.

These amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Group does not expect a significant impact on its financial statements on applying the amendments to IAS 7.

Management of the Company has not completed the assessment of the impact of Standards and Interpretations not yet effective as of December 31, 2015 on the Company’s accounting policies.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

3.1	Business combinations and goodwill

Business combinations are accounted for using the acquisition method.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

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

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequently contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

The Group measures any non-controlling interest at its proportionate interest in the identifiable net assets of the acquiree.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

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

Where goodwill has been allocated to a cash-generating unit and certain operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

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

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of an investment in associate and its carrying value and recognizes respective loss in the statement of comprehensive income.

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

The consolidated financial statements are presented in Russian rubles (RUB), which is the Company’s functional and the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured in to the functional currency at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

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

The functional currency of the foreign operations is generally the respective local currency – US Dollar (U.S.$), Euro (€), Kazakhstan tenge (KZT), Belarussian ruble (BYR), Moldovan leu (MDL) and New Romanian leu (RON).

As of the reporting date, the assets and liabilities of these operations are translated into the presentation currency of the Group (the Russian Ruble) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the profit or loss.

The exchange rates of the Russian ruble to each respective currency as of December 31, 2015 and 2014 were as follows:

	Average exchange rates for the year ended December 31,		Exchange rates at December 31,
	2014	2015	2014	2015
US Dollar	38.4217	60.9579	56.2584	72.8827
Euro	50.8150	67.7767	68.3427	79.6972
Kazakhstan Tenge (100)	21.4626	28.3287	30.8257	21.5165
Belarussian Ruble (10,000)	37.2890	38.1300	38.7989	38.9476
Moldovan Leu (10)	27.3095	32.5365	36.0284	37.0621
New Romanian Leu	11.4347	15.2495	15.3080	17.5672

The currencies listed above are not a fully convertible outside the territories of countries of their operations. Related official exchange rates are determined daily by the Central Bank of the Russian Federation (further CBR). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective Central Banks. The translation of assets and liabilities denominated in the currencies listed above into RUB for the purposes of these financial statements does not indicate that the Group could realize or settle, in RUB, the reported values of these assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported RUB value of capital and retained earnings to its shareholders.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.4	Property and equipment

3.4.1	Cost of property and equipment

Property and equipment are stated at cost less accumulated depreciation and any accumulated impairment loss. Expenditures for continuing repairs and maintenance are charged to the profit or loss as incurred.

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

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected generation of future benefits, generally 3-5 years. During the period of development, the asset is tested for impairment annually.

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

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Customer base (agents collecting cash from ultimate customers)	4 years
Software	3-6 years
Licenses	3-5 years	*
Bank license	indefinite
Trademarks and other rights	2-5 years

*	The terms of useful life could differ of those stated if it is directly stipulated by agreement

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. Indefinite-lived intangible assets include the acquired licenses for banking operations. It is considered indefinite-lived as the related license is expected to be renewed indefinitely.

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

The Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the Group’s cash generating units (CGU), to which the individual assets are allocated.

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

Goodwill

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as of December 31 and whenever certain events and circumstances indicate that its carrying value may be impaired.

Intangible assets

Intangible assets with indefinite useful lives are tested for impairment annually as of December 31, either individually or at the cash generating unit level, as appropriate and whenever events and circumstances indicate that an asset may be impaired.

3.7	Financial assets

3.7.1	Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale (AFS) financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets on initial recognition and, where allowed and appropriate, re-evaluates this designation at each financial year-end. All regular way purchases and sales of financial assets are recognized on the trade date, which is the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

3.7.2	Subsequent measurement

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

AFS financial assets

AFS financial assets include equity investments. Equity investments classified as AFS are those that are neither classified as held for trading nor designated at fair value through profit or loss.

After initial measurement, AFS financial assets are subsequently measured at fair value with unrealized gains or losses recognized in OCI and credited in the AFS reserve until the investment is derecognized, at which time the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the AFS reserve to the statement of profit or loss in finance costs. Interest earned whilst holding AFS financial assets is reported as interest income using the EIR method.

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

3.7.3	Impairment and derecognition of financial assets

Impairment

The Group assesses at each reporting date whether a financial asset or group of financial assets is impaired.

Assets carried at amortized cost

For financial assets carried at amortized cost (such as loans and receivables, held-to-maturity investments), the Group first assesses individually whether objective evidence of impairment exists for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

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

AFS financial assets

For AFS financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired.

In the case of equity investments classified as AFS, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. ‘Significant’ is evaluated against the original cost of the investment and ‘prolonged’ against the period in which the fair value has been below its original cost. When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the profit or loss – is removed from OCI and recognized in the profit or loss. Impairment losses on equity investments are not reversed through profit or loss; increases in their fair value after impairment are recognized in OCI.

The determination of what is ‘significant’ or ‘prolonged’ requires judgement. In making this judgement, the Group evaluates, among other factors, the duration or extent to which the fair value of an investment is less than its cost.

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

Loans, borrowings and payables

After initial recognition, interest bearing loans, borrowings and payables are subsequently measured at amortized cost using the effective interest rate method.

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

3.10	Employee benefits

3.10.1	Short-term employee benefits

Wages and salaries paid to employees are recognized as expenses in the current period. The Group also accrues expenses for future vacation payments.

3.10.2	Social contributions and define contributions to pension fund

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 10% in 2015, 2014 and 2013) to the annual gross remuneration of each employee. For the year ended December 31, 2015 defined contributions to pension fund of Russia of the Group amounted to 269,622 (2014 – 221,895; 2013 – 191,497).

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

Dividend Distribution

Companies that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 20% rate for the tax year 2013, at the 17% rate for 2014, 2015 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholders as at December 31, 2015 are non-Cypriot tax residents and as such the Cypriot deemed dividend distribution rules are not applicable.

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

Payment processing fee revenues and related transaction costs

The Group earns a fee for processing payments initiated by the ultimate customers (“consumers”) to pay to merchants and service providers (“merchants”) or transfer money to other individuals. Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or network of agents and banks participants of payment system or through the Group’s website or applications using a unique user login and password (e-payments). Payment kiosks are owned by third parties – cash collection agents (“agents”). When consumer payments are made, the Group incurs payment costs to acquire payments payable to agents, banks-participants, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants or individuals accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross, except for the consumer fees on payments collected through payment kiosks, which is recorded in the net amount receivable from the agents-owners of kiosks. Visa payment processing fee revenues and related transaction costs are reported net.

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

Interest revenue and interest expense

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR. The carrying amount of the financial asset or financial liability is adjusted if the Group revises its estimates of payments or receipts. Once the recorded value of a financial asset or a group of similar financial assets has been reduced due to an impairment loss, interest income continues to be recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. Interest income from bank loans and short- and long- term investments performed as part of the Group’s treasury function is classified as part of revenues, Interest income derived from loans issued to various third and related parties as part of other arrangements is classified as interest income. Cash receipts of both types of interest are included into interest received in the statement of cash flows.

Interest expense from bank borrowings intended to attract funds to offer them as agents’ overdrafts is classified as part of cost of revenue. Interest expense derived from borrowings attracted from various third and related parties as part of other arrangements is classified as interest expense. Cash disbursements of both types of interest are included into interest paid in the statement of cash flows.

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

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions for which vesting are conditional upon a market or non-vesting condition. These are treated as vested irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

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

The option awards that are outstanding as of December 31, 2015 and 2014 can only be settled in shares, which is why they are accounted for as equity-settled transactions.

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

A merchants’ payment processing fee, when it is charged, is recorded gross of related transaction costs, because the Group (i) is the primary obligor as it undertakes to transfer the consumer payment to the merchant or other individual using its payment processing system; (ii) it negotiates and ultimately sets the fee receivable from a merchant or consumer, generally as a percentage of payments; and (iii) it bears credit risk in most of the cases, unless the payment is made from a deposit made with the Group.

A consumer payment processing fee, when it is charged on payments made by consumers through payment kiosks, is reported net of any transaction costs payable to or retained by agents. This is because, although the Group is the primary obligor, it does not have any discretion over the ultimate payment processing fee set by the agent to the consumer, does not have readily available information about gross fee, and is only exposed to the net amount of fee receivable from agents.

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

The total amounts of transaction costs reported gross for the years ended December 31, 2013, 2014 and 2015, are 5,065,182, 5,078,984 and 6,300,093 respectively, including the transaction costs for e-payments of 1,236,890, 1,505,827 and 2,241,234, respectively.

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

Revenue from cash and settlement services

The Group charges a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of 462,332, 756,558 and 547,743 for the years ended December 31, 2013, 2014 and 2015, are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and are provided at their discretion.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Significant estimates and assumptions

Significant estimates and assumptions reflected in the Company’s financial statements include, but are not limited to:

•	Fair values of assets and liabilities acquired in business combinations;

•	Impairment of intangible assets and goodwill;

•	Deferred tax assets;

•	Impairment of loans and receivables;

•	Share-based payments.

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

Fair values of assets and liabilities acquired in business combinations

The Group recognizes separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques, which require considerable judgment in forecasting future cash flows and developing other assumptions. In some cases, when the amounts of fair values are significant, the Group hires third party appraisers to assist it in determining the related fair values. See also Note 5 below for details.

Impairment of goodwill and indefinite-lived intangible assets

In order to determine whether the goodwill and Indefinite-lived intangible assets are impaired, it is necessary to estimate the value in use of the cash-generating units to which the goodwill and Indefinite-lived intangible assets are allocated. Estimating the value in use of Indefinite-lived intangible assets requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and to choose a suitable discount rate in order to calculate the present value of those cash flows, and hence such estimates are subject to uncertainty.

Goodwill is allocated to all the Group’s asset as a whole, so its recoverable amounts is estimated as fair value less costs to sell on the basis of quoted prices of Company’s ordinary shares. See also Note 12 below for details.

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

Certain portion of deferred tax assets was not recorded because the Group does not expect to realize certain of its tax loss carry forwards in the foreseeable future due to history of losses. Further details on deferred taxes are disclosed in Note 26.

Impairment of loans and receivables

Management assesses an impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected. Further details on provision for impairment of loans and receivables are disclosed in Notes 13-14.

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

Expected volatility

Due to a relatively short period of historical market data, QIWI’s share price volatility as of December 31, 2015 is defined based on the historical volatility of peer group companies over a period, which approximates the expected life of option tranches.

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

Estimated forfeitures

Low attrition rate among key personnel and management resulted in an estimated forfeiture rate of zero in 2013, 2014 and 2015. If, in future, the actual forfeiture rate is higher, the actual amount of related expense will become lower.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries

CIHRUS LLC

On June 2 and June 30, 2015 the Company completed the linked transaction for the acquisition of 70% and 30% of an unlisted company, CIHRUS LLC and its subsidiaries: Attenium LLC, Gikor LLC, Rapida LTD, Processingovyi Tsentr Rapida LLC (further CIHRUS group). The main activities of CIHRUS group are the operation of the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”). This acquisition increases market share and contributes to strengthening the Group’s position in financial services and money remittance payment categories. The acquisition has been accounted for using the acquisition method as one transaction. Pre-existing relationships between the Group and CIHRUS group were not significant.

The consideration was made by class B shares of the Company:

Fair value of 3,915,129 class B shares transferred for 70%	6,410,868
Fair value of 1,677,912 class B shares transferred for 30%	2,613,261

Total purchase consideration transferred	9,024,129

The fair value of the identifiable assets and liabilities as of the date of acquisition were:

Fair value
Net assets acquired:
Property and equipment	24,279
Intangible assets (provisional)	5,560,776
Deferred tax asset	53,430
Accounts receivable	2,352,154
Cash and cash equivalents	3,200,275
Prepaid income tax	51,204
Other current assets	562,514
Deferred tax liability	(1,089,522)
Short-term borrowings	(1,246,398)
Trade and other payables	(3,951,076)
Income tax payable	(300,024)
Amounts due to customers and amounts due to banks	(832,818)
Other liabilities	(14,494)

Total identifiable net assets at fair value	4,370,300

Goodwill arising on acquisition (provisional)	4,653,829

Provisional goodwill in the amount of 4,653,829 relates to potential synergies with the existing operations. The Group provisionally determined the fair value of Rapida LTD license, software, trademarks, client and partnership base recognized as intangible assets as 5,560,776. Deferred tax liabilities arose in relation to these intangible assets in the amount of 1,089,522 due to their tax base of nil. As of June 2, 2015, CIHRUS group had gross accounts receivable, in the amount of 2,388,872 that were impaired by 36,718.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries (continued)

One of the subsidiaries of CIHRUS group identified tax risks and the unfavorable outcome of most of them is assessed as possible, but others are considered as probable, at this time. The share purchase agreement commits the seller to unconditionally and irrevocably indemnify and reimburse in full all direct or indirect losses incurred, suffered or sustained by the Company in respect of this matter during the three years from the date of the agreement. The Company made a provision for these tax risks, both probable and possible (included in Income tax payable) and a related indemnification asset (included in Other current assets) both at fair value in the amount of 300,000 in the net assets as of acquisition and reporting date.

From the date of acquisition through December 31, 2015, CIHRUS group contributed 2,921,631 of revenue and 21,279 to the net profit of the Group. If the acquisition had taken place at the beginning of 2015, the Group revenue would have been 20,266,503 and the net profit would have been 4,836,723.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2014	As of December 31, 2015
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
CJSC QIWI-Service (Russia)[1]	Corporate center of the Group	100%	—
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems	100%	100%
CJSC QIWI International Processing Services (Russia)[1]	Operation of on-line payments	100%	—
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
United System of Instant Payments RO S.R.L (Romania)[4]	Operation of electronic payment kiosks	51%	100%
QIWI WALLET EUROPE SIA (Latvia)	Operation of on-line payments	100%	100%
IT Billion LLC (USA) (Note 7)	Operation of electronic payment kiosks	50.5%	—
QIWI USA LLC (USA) (Note 7)	Operation of electronic payment kiosks	50.5%	—
QIWI Retail LLC (renamed from K5 Retail LLC) (Russia)	Sublease of space for electronic payment kiosks in Russia	100%	100%
Blestgroup Enterprises Ltd (Cyprus)[3]	Management services	100%	—
CMT Engineering LLC (Russia) (Note 7)	Production and sales of kiosks	100%	—
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
QIWI Publisher LLC (Russia)[2]	Sale of licenses and software	100%	—
CIHRUS LLC (Russia) (Note 5)	Management services	—	100%
Attenium LLC (Russia) (Note 5)	Management services	—	100%
Gikor LLC (Russia) (Note 5)	Operation of on-line payments	—	100%
Processingovyi Tsentr Rapida LLC (Russia) (Note 5)	Operation of on-line payments	—	100%
Rapida LTD (Russia) (Note 5)	Operation of payment processing and money transfer settlement systems	—	100%
Analiticheskiy Tcentr LLC (Russia) [5]	Operation of on-line payments	—	100%

[1]	As of April 30, 2015, the entities were reorganized in the form of accession to JSC QIWI.
[2]	Subsidiary was liquidated in August, 2015.
[3]	Subsidiary was liquidated in November, 2015.
[4]	During the year ended December 31, 2015, the Group purchased the remaining 49% of United System of Instant Payments RO S.R.L for insignificant consideration.
[5]	On December 3, 2015, the Group acquired 100% of Analiticheskiy Tcentr LLC for a cash consideration of 19,900.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Disposals

On December 29, 2015 the Company entered into an agreement to sell its entire share in its non-core business CMT Engineering LLC a 100% subsidiary. Since that date CMT Engineering LLC was deconsolidated from the Group’s financial statements.

The loss from the disposal was calculated as the difference between:

(i)	The fair value of the consideration received

(ii)	plus loan receivable from the former subsidiary at its fair value

(iii)	and the carrying value of net assets disposed of, as of the date of the transaction.

Cash consideration receivable	20
Loan receivable recognized from disposal of subsidiary	30,000
Net assets of CMT Engineering LLC derecognized on disposal	(100,599)

Loss on disposal	(70,579)

Loss on disposal of CMT Engineering LLC is neutral for tax purposes.

Below are the assets and liabilities of CMT Engineering LLC as of date of disposal:

As of Date of disposal
Assets:
Non-current assets
Property and equipment	1,181
Deferred tax asset	878

Total non-current assets	2,059

Current assets
Trade and other accounts receivable	36,591
VAT and other taxes receivable	4,124
Cash and cash equivalents	41,292
Other current assets	35,374

Total current assets	117,381

Total assets	119,440

As of Date of disposal
Liabilities:
Current liabilities
Trade and other payables	15,275
Other current liabilities	3,566

Total current liabilities	18,841

Total liabilities	18,841

QIWI plc

Notes to consolidated financial statements (continued)

7.	Disposals (continued)

On December 16, 2014 the Board of Directors (BOD) of QIWI plc approved a plan to dispose of its non-core subsidiaries QIWI USA LLC, IT Billion LLC and investments in QIWI BRASIL TECNOLOGIA S.A. and QIWI Jordan Ltd. Co.

QIWI BRASIL TECNOLOGIA S.A. was planned to be disposed by dilution of the Group’s share. As at December 31, 2014 there was neither strategy nor potential buyer for sale of QIWI Jordan Ltd. Co.

On May 1, 2015 the Company entered into an agreement to sell its entire share in IT Billion LLC and QIWI USA LLC. The agreement stated that the Company will lose control over these entities as of the date of the agreement but legal ownership remained with the Company until the receipt for the consideration which occurred on July 13, 2015. Since May 1, 2015 IT Billion LLC and QIWI USA LLC were deconsolidated from the Group’s financial statements.

The gain from disposal was calculated as the differences between:

(i)	The fair value of the consideration received

(ii)	and the carrying value of net assets disposed of, as of the date of the transaction.

Cash consideration receivable	295
Net liabilities of disposal group derecognized on disposal	174,672
Non-controlling interest of disposal group derecognized on disposal	(86,265)
Recycling of translation loss upon disposal	(56,107)

Gain on disposal of foreign operations	32,595

Gain on disposal of foreign operations is neutral for tax purposes.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Disposals (continued)

Below are the assets and liabilities of IT Billion LLC and QIWI USA LLC classified as held for sale as of date of disposal and December 31, 2014:

	As of December 31, 2014	As of Date of disposal
Assets:
Non-current assets
Property and equipment	11,338	10,497
Deferred tax asset	150	138
Other non-current assets	10,577	20,332

Total non-current assets	22,065	30,967

Current assets
Trade and other accounts receivable	68,844	63,630
VAT and other taxes receivable	206	96
Cash and cash equivalents	14,820	16,206
Other current assets	19,932	13,786

Total current assets	103,802	93,718

Total assets	125,867	124,685

	As of December 31, 2014	As of Date of disposal
Liabilities:
Non-current liabilities
Long-term borrowings	232,031	270,112

Total non-current liabilities	232,031	270,112

Current liabilities
Trade and other payables	15,115	25,518
Short-term borrowings	3,099	620
VAT and other taxes payable	3,280	3,107

Total current liabilities	21,494	29,245

Total liabilities	253,525	299,357

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and reviews selected items of segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the aforementioned roles of responsibilities of CEO as well as the following factors:

•	The CEO determines compensation of our other executive officers while board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board;

•	The CEO is actively involved in the day-to-day operations of the Company and regularly chairs meetings on key projects of the Company; and

•	The CEO regularly reviews the financial and operational reports of the Company. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Company as a whole as well as certain operational data.

The CODM considers the whole Group as a single operating reportable segment. The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segment by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s distribution network, they are not linked to payment volume.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. The adjustments affect such major areas as deferred taxation, business combinations, offering expenses, income from depositary, share-based payments, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, effect from disposal of subsidiaries and fair value adjustments amortization and impairment thereof, as well as non-recurring items.

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments (continued)

The segments’ statement of comprehensive income for the years ended December 31, 2013, 2014 and 2015, as presented to the CODM are presented below:

	2013	2014	2015
Segment net revenue	6,167,526	8,836,319	10,228,172

Segment profit before tax	2,788,214	4,405,573	5,070,954

Segment net profit	2,172,891	3,496,502	4,142,092

Segment net revenue, as presented to the CODM, for the years ended December 31, 2013, 2014 and 2015 is calculated by subtraction cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in table below:

	2013	2014	2015
Revenue under IFRS	11,666,050	14,718,727	17,716,967
Cost of revenue (exclusive of depreciation and amortization)	(6,396,499)	(7,273,099)	(8,695,104)
Compensation to employees and related taxes	897,975	1,390,691	1,206,309

Total segment net revenue, as presented to CODM	6,167,526	8,836,319	10,228,172

A reconciliation of segment profit before tax to IFRS consolidated profit before tax of the Group, as presented to the CODM, for the years ended December 31, 2013, 2014 and 2015 is presented below:

	2013	2014	2015
Total segment profit before tax, as presented to CODM	2,788,214	4,405,573	5,070,954
Amortization of fair value adjustments to intangible assets recorded on acquisitions	(22,183)	(74,143)	(270,499)
Offering expenses	(155,313)	(32,311)	—
Income from depositary	70,581	38,105	—
Share-based payments	(230,937)	(421,822)	(87,645)
Foreign exchange gain from revaluation of cash proceeds received from secondary public offering	—	1,947,021	1,475,942
Loss from disposal of subsidiaries, net	—	—	(37,984)
Impairment of intangible assets and goodwill	(5,479)	—	—

Consolidated profit before tax under IFRS	2,444,883	5,862,423	6,150,768

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments (continued)

A reconciliation of segment net profit to IFRS consolidated net profit of the Group, as presented to the CODM, for the years ended December 31, 2013, 2014 and 2015 is presented below:

	2013	2014	2015
Total segment net profit, as presented to CODM	2,172,891	3,496,502	4,142,092
Amortization of fair value adjustments to intangible assets recorded on acquisitions	(22,183)	(74,143)	(270,499)
Offering expenses	(155,313)	(32,311)	—
Income from depositary	70,581	38,105	—
Share-based payments	(230,937)	(421,822)	(87,645)
Foreign exchange gain from revaluation of cash proceeds received from secondary public offering	—	1,947,021	1,475,942
Loss from disposal of subsidiaries, net	—	—	(37,984)
Impairment of intangible assets and goodwill	(5,479)	—	—
Effect from taxation of the above items	5,814	14,565	51,856

Consolidated net profit under IFRS	1,835,374	4,967,917	5,273,762

Geographic information

Revenues from external customers are presented below:

	2013	2014	2015
Russia	9,817,941	11,733,510	13,737,646
CIS	724,103	678,581	1,019,341
EU	250,902	473,739	566,077
Other	873,104	1,832,897	2,393,903

Total revenue per consolidated statement of comprehensive income	11,666,050	14,718,727	17,716,967

Revenue is recognized according to merchants’ place.

The Group does not have any single external customer amounting to 10% or greater of Group’s revenue for the year ended December 31, 2015 and the years ended December 31, 2014 and 2013.

The majority of the Group’s non-current assets is located in Russia.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Earnings per share

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

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	Notes	2013	2014	2015
Net profit attributable to ordinary equity holders of the parent for basic earnings		1,873,226	5,024,140	5,187,414

Weighted average number of ordinary shares for basic earnings per share	17	52,034,085	53,396,324	57,819,164
Effect of share-based payments	32	434,630	782,997	147,851

Weighted average number of ordinary shares for diluted earnings per share	17	52,468,715	54,179,321	57,967,015

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		36.00	94.09	89.72
Diluted, profit attributable to ordinary equity holders of the parent		35.70	92.73	89.49

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

10.	Property and equipment

	Processing servers and engineering equipment	Computers and office equipment	Other equipment	Assets under construction	Total
Cost
Balance as of December 31, 2013	380,898	67,630	75,405	8,212	532,145
Transfer between groups	5,794	421	1,946	(8,161)	—
Additions	135,794	25,661	16,574	3,036	181,065
Disposals	(24,448)	(21,588)	(1,754)	—	(47,790)
Reclassification of assets of disposal group classified as held for sale	(14,761)	(1,291)	(694)	—	(16,746)
Foreign currency translation	7,843	3,198	121	—	11,162

Balance as of December 31, 2014	491,120	74,031	91,598	3,087	659,836

Transfer between groups	15,135	281	—	(15,416)	—
Additions	43,932	15,068	989	27,757	87,746
Additions from business combinations (Note 5)	21,841	2,202	281	—	24,324
Disposals	(74,021)	(17,487)	(676)	—	(92,184)
Disposal of subsidiaries	—	(1,481)	—	—	(1,481)
Foreign currency translation	(201)	(1,589)	(12)	—	(1,802)

Balance as of December 31, 2015	497,806	71,025	92,180	15,428	676,439

Accumulated depreciation and impairment:
Balance as of December 31, 2013	(174,468)	(45,755)	(4,422)	—	(224,645)
Depreciation charge	(60,878)	(14,385)	(14,882)	—	(90,145)
Disposals	12,393	19,918	1,123	—	33,434
Reclassification of assets of disposal group classified as held for sale	4,542	575	290	—	5,407
Foreign currency translation	(2,152)	(1,653)	(139)	—	(3,944)

Balance as of December 31, 2014	(220,563)	(41,300)	(18,030)	—	(279,893)

Depreciation charge	(85,680)	(16,780)	(16,745)	—	(119,205)
Disposals	70,300	14,504	481	—	85,285
Disposal of subsidiaries	—	301	—	—	301
Foreign currency translation	1,579	1,317	46	—	2,942

Balance as of December 31, 2015	(234,364)	(41,958)	(34,248)	—	(310,570)

Net book value
As of December 31, 2013	206,430	21,875	70,983	8,212	307,500

As of December 31, 2014	270,557	32,731	73,568	3,087	379,943

As of December 31, 2015	263,442	29,067	57,932	15,428	365,869

In 2015 and 2014 no impairment of property and equipment is recognized. As of December 31, 2015, the total amount of fully depreciated assets is equal to 128,734 (2014 – 164,268).

QIWI plc

Notes to consolidated financial statements (continued)

11.	Intangible assets

	Goodwill	Licenses	Computer Software	Customer relation- ships	Trade marks	Contract rights and others*	Total
Cost
Balance as of December 31, 2013	1,636,885	183,076	408,276	170,310	97	336,256	2,734,900
Additions	—	—	166,074	—	—	59,714	225,788
Disposals	—	—	(34,644)	—	—	(4,310)	(38,954)
Foreign currency translation	—	—	2,130	—	—	(1,572)	558

Balance as of December 31, 2014	1,636,885	183,076	541,836	170,310	97	390,088	2,922,292

Additions	—	—	221,023	—	—	4,896	225,919
Additions from business combinations (Note 5)	4,653,829	100,646	106,035	5,154,868	215,755	3,714	10,234,847
Disposals	—	—	(56,399)	—	—	(6,229)	(62,628)
Foreign currency translation	—	—	85,967	—	—	(86,528)	(561)

Balance as of December 31, 2015	6,290,714	283,722	898,462	5,325,178	215,852	305,941	13,319,869

Accumulated amortization and Impairment:
Balance as of December 31, 2013	(5,479)	—	(148,877)	(170,310)	(97)	(4,492)	(329,255)
Charge for the year	—	—	(113,206)	—	—	(150,049)	(263,255)
Disposals	—	—	34,643	—	—	3,704	38,347
Foreign currency translation	—	—	(436)	—	—	(70)	(506)

Balance as of December 31, 2014	(5,479)	–	(227,876)	(170,310)	(97)	(150,907)	(554,669)

Charge for the year	—	—	(196,347)	(200,467)	(23,190)	(149,457)	(569,461)
Disposals	—	—	55,538	—	—	2,497	58,035
Foreign currency translation	—	—	145	—	—	69	214

Balance as of December 31, 2015	(5,479)	—	(368,540)	(370,777)	(23,287)	(297,798)	(1,065,881)

Net book value
As of December 31, 2013	1,631,406	183,076	259,399	—	—	331,764	2,405,645

As of December 31, 2014	1,631,406	183,076	313,960	—	—	239,181	2,367,623

As of December 31, 2015	6,285,235	283,722	529,922	4,954,401	192,565	8,143	12,253,988

*	In December 2013 the Group acquired contract right as part of business combination in the amount of 295,423 which term was two years stipulated by the contract, so its useful life of this intangible asset was established accordingly.

As of December 31, 2015, the total amount of fully amortized intangible assets is equal to 227,028 (2014 – 183,431).

QIWI plc

Notes to consolidated financial statements (continued)

12.	Impairment testing of goodwill and intangible assets

Goodwill

The Group determined the following CGUs: JSC QIWI, Visa QIWI Wallet, Rapida LTD and considers goodwill relates to the group of three CGUs. As of December 31, 2015 carrying amount of goodwill was equal to 6,285,235 (1,631,406 for 2014 and 2013). For the purpose of goodwill impairment test the Company estimated the recoverable amounts of group of three CGUs as fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares (Level 1). As result of annual impairment test the Group did not identify any impairment as of December 31, 2014 and 2015.

Reasonably possible changes in any valuation parameters would not result in impairment of goodwill.

Intangible assets with indefinite useful life

As of December 31, 2015 carrying amount of intangible assets with an indefinite useful life (licenses for banking operations, which are expected to be renewed indefinitely) are recognized with a value of 283,722 (183,076 for 2014 and 2013). Intangible assets with an indefinite useful life are recorded by the Group at the date of acquisition of QIWI Bank JSC and Rapida LTD on September 24, 2010 and June 2, 2015 respectively.

For the purpose of intangible assets with indefinite useful life impairment test the Company estimated the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. Under the valuation using the comparative method the Group considered similar third-parties transactions for acquisition of banks or bank organization that holds licenses identical to the Group’s ones. Under the valuation using the cost approach the Group considered outflows required to meet the requirements for a minimum amount of equity to be held by the bank or bank organization with licenses similar to the Group ones according to current legislation (Level 3).

Key assumption used in fair value less cost of disposal calculations is expected outflows to acquire license on the open market.

All assumptions are determined using observable market data and publicly available information of the cash transactions of the third-parties.

As result of annual impairment test of intangible assets with indefinite useful lives the Group did not identify any impairment as of December 31, 2014 and 2015. Reasonably possible changes in any valuation parameters would not result in impairment of intangible assets with indefinite useful life.

An analysis and movement of net book value of goodwill and licenses acquired through business combinations, as included in the intangible assets note (Note 11), is as follows:

Total
As of December 31, 2013	1,814,482

As of December 31, 2014	1,814,482

Additions	4,754,475

As of December 31, 2015	6,568,957

QIWI plc

Notes to consolidated financial statements (continued)

12.	Impairment testing of goodwill and intangible assets (continued)

Intangible assets with definite useful life

For the purpose of other intangible assets impairment test the Company estimated the recoverable amounts as higher of value in use or fair value less costs to sell of an individual asset or CGU this asset relates. As of December 31, 2015 the Group identified the impairment indicators of intangible assets allocated to Rapida LTD CGU due to overall slowdown of Russian economy and loss of number of partners that resulted in decrease of turnover associated to this particular CGU. The Group performed an impairment test of this CGU before the Goodwill testing, which indicated that there is no impairment as of the reporting date.

13.	Long-term and short-term loans issued

As of December 31, 2015, long-term and short-term loans issued consisted of the following:

	Total as of December 31, 2015	Provision for impairment of loans	Net as of December 31, 2015
Long-term loans
Loans to individuals	12,289	—	12,289
Loans to legal entities	37,802	(27,132)	10,670

Total long-term loans	50,091	(27,132)	22,959

Short-term loans
Loans to individuals	10,614	—	10,614
Loans to legal entities	501,419	(171,613)	329,806
Due from financial institutions	3,448	(3,448)	—

Total short-term loans	515,481	(175,061)	340,420

As of December 31, 2014, long-term and short-term loans consisted of the following:

	Total as of December 31, 2014	Provision for impairment of loans	Net as of December 31, 2014
Long-term loans
Loans to individuals	38,886	(2,046)	36,840
Loans to legal entities	65,311	(49,503)	15,808

Total long-term loans	104,197	(51,549)	52,648

Short-term loans
Loans to individuals	21,297	—	21,297
Loans to legal entities	94,009	(83,718)	10,291
Due from financial institutions	3,448	(3,448)	—

Total short-term loans	118,754	(87,166)	31,588

QIWI plc

Notes to consolidated financial statements (continued)

13.	Long-term and short-term loans (continued)

As of December 31, 2015, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2014	(Charge)/reversal for the year	Provision for impairment of loans as of December 31, 2015
Loans due from credit institutions	(3,448)	—	(3,448)
Loans due from to individuals	(2,046)	2,046	—
Loans due from legal entities	(133,221)	(65,524)	(198,745)

Total loans receivables	(138,715)	(63,478)	(202,193)

As of December 31, 2014, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2013	Charge for the year	Write offs	Provision for impairment of loans as of December 31, 2014
Loans due from credit institutions	(3,448)	—	—	(3,448)
Loans due from to individuals	—	(2,046)	—	(2,046)
Loans due from legal entities	(117,306)	(38,319)	22,404	(133,221)

Total loans receivables	(120,754)	(40,365)	22,404	(138,715)

As of December 31, 2014 and 2015, the Group had no overdue but not impaired loans.

The following table demonstrates due dates of the Group’s loans issued including interests accrued as of December 31, 2014 and 2015:

	On demand and < 1 month	1-6 months	6-12 months	>1 year	Total long- term and short-term loans
Loans receivable as of December 31, 2014	1,755	12,751	17,082	52,648	84,236
Loans receivable as of December 31, 2015	271,142	11,863	57,415	22,959	363,379

QIWI plc

Notes to consolidated financial statements (continued)

14.	Trade and other receivables

As of December 31, 2015, trade and other receivables consisted of the following:

	Total as of December 31, 2015	Provision for impairment of receivables	Net as of December 31, 2015
Cash receivable from agents	2,364,522	(660,071)	1,704,451
Deposits issued to merchants	2,723,999	(1,383)	2,722,616
Payment processing fees receivable	191,835	(20,569)	171,266
Receivables for advertising	101,119	(13,767)	87,352
Advances issued	364,874	(700)	364,174
Rent receivables	115,607	(95,405)	20,202
Other receivables and advances	23,843	(2,362)	21,481

Total trade and other receivables	5,885,799	(794,257)	5,091,542

As of December 31, 2014, trade and other receivables consisted of the following:

	Total as of December 31, 2014	Provision for impairment of receivables	Net as of December 31, 2014
Cash receivable from agents	1,027,687	(506,274)	521,413
Deposits issued to merchants	4,337,688	(6,569)	4,331,119
Payment processing fees receivable	128,158	(1,921)	126,237
Receivables for advertising	52,891	(9,088)	43,803
Advances issued	116,372	(2,012)	114,360
Rent receivables	80,043	(28,985)	51,058
Other receivables and advances	126,886	(9,601)	117,285

Total trade and other receivables	5,869,725	(564,450)	5,305,275

Trade receivables aged but not impaired as of December 31, 2015 are presented below:

			Ageing of receivables (days)
As of December 31, 2015	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	1,704,451	1,403,785	34,755	9,187	184,848	70,301	1,575
Payment processing fees receivable	171,266	137,382	20,540	4,652	8,463	78	151
Receivables for advertising	87,352	36,982	19,818	21,544	6,348	2,659	1
Rent receivables	20,202	8,574	5,009	1,761	4,852	6	—

Total trade and other receivables	1,983,271	1,586,723	80,122	37,144	204,511	73,044	1,727

Trade receivables aged but not impaired as of December 31, 2014 are presented below:

			Ageing of receivables (days)
As of December 31, 2014	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	521,413	496,888	5,898	14,914	1,882	1,329	502
Payment processing fees receivable	126,237	116,570	8,432	967	268	—	—
Receivables for advertising	43,803	23,669	14,431	4,239	1,279	185	—
Rent receivables	51,058	32,813	17,797	217	231	—	—

Total trade and other receivables	742,511	669,940	46,558	20,337	3,660	1,514	502

QIWI plc

Notes to consolidated financial statements (continued)

14.	Trade and other receivables (continued)

For the year ended December 31, 2015, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2014	(Charge)/ reversal for the year	Write off	Provision for impairment of receivables as of December 31, 2015
Cash receivable from agents	(506,274)	(203,644)	49,847	(660,071)
Deposits issued to merchants	(6,569)	(824)	6,010	(1,383)
Payment processing fees receivable	(1,921)	(19,166)	518	(20,569)
Receivables for advertising	(9,088)	(5,689)	1,010	(13,767)
Advances issued	(2,012)	1,232	80	(700)
Rent receivables	(28,985)	(70,369)	3,949	(95,405)
Other receivables and advances	(9,601)	90	7,149	(2,362)

Total trade and other receivables	(564,450)	(298,370)	68,563	(794,257)

For the year ended December 31, 2014, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2013	(Charge)/ reversal for the year	Write off/ (recovery)	Provision for impairment of receivables as of December 31, 2014
Cash receivable from agents	(448,042)	(80,472)	22,240	(506,274)
Deposits issued to merchants	(6,223)	(432)	86	(6,569)
Payment processing fees receivable	(1,080)	(648)	(193)	(1,921)
Receivables for advertising	(24,083)	2,131	12,864	(9,088)
Advances issued	(1,726)	(640)	354	(2,012)
Rent receivables	(5,459)	(24,436)	910	(28,985)
Other receivables and advances	(4,920)	(5,771)	1,090	(9,601)

Total trade and other receivables	(491,533)	(110,268)	37,351	(564,450)

For the year ended December 31, 2013, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2012	Charge for the year	Write off/ (recovery)	Provision for impairment of receivables as of December 31, 2013
Cash receivable from agents	(288,017)	(194,456)	34,431	(448,042)
Deposits issued to merchants	(5,296)	(1,550)	623	(6,223)
Payment processing fees receivable	(1,352)	(70)	342	(1,080)
Receivables for advertising	(16,361)	(7,722)	—	(24,083)
Advances issued	(3,026)	(42)	1,342	(1,726)
Rent receivables	(3,701)	(1,435)	(323)	(5,459)
Other receivables and advances	(3,804)	(4,130)	3,014	(4,920)

Total trade and other receivables	(321,557)	(209,405)	39,429	(491,533)

Receivables are non-interest bearing and credit terms generally do not exceed 30 days. There is no requirement for collateral to receive credit. Interest of 0%-36% per annum is accrued on overdrafts granted to some agents.

QIWI plc

Notes to consolidated financial statements (continued)

15.	Cash and cash equivalents

As of December 31, 2015 and 2014, cash and cash equivalents consisted of the following:

	As of December 31, 2014	As of December 31, 2015
Correspondent accounts with CBR	2,427,102	6,642,481
Correspondent accounts with other banks	7,489,553	4,537,953
Short-term CBR deposits	1,500,000	2,100,000
Other short-term bank deposits	5,288,106	5,539,393
RUB denominated cash with banks and on hand	36,432	199,297
Other currency denominated cash with banks and on hand	338,772	344,080

Total cash and cash equivalents	17,079,965	19,363,204

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered at the time of deposit to have minimal risk of default.

16.	Other non-current and current assets

As of December 31, 2015 and 2014, other non-current assets consisted of the following:

	As of December 31, 2014	As of December 31, 2015
Security deposit	22,345	23,520
Rent prepayment	8,133	6,958
Available-for-sale investments (Note 30)	—	17,798
Other	11,977	4,751

Total other non-current assets	42,455	53,027

As of December 31, 2015 and 2014, other current assets consisted of the following:

	As of December 31, 2014	As of December 31, 2015
Indemnification asset (Note 5)	—	300,000
Reserves at CBR*	179,809	237,601
Inventories	89,665	10,111
Prepaid expenses	75,154	204,172
Other	1,060	7,036

Total other current assets	345,688	758,920

*	Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from March 1, 2013, such mandatory reserves established by the CBR constitute 4.25% for all liabilities. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

QIWI plc

Notes to consolidated financial statements (continued)

17.	Share capital, additional paid-in capital, share premium and other reserves

The Capital of the Company is divided by two classes. Each class A share has the right to ten votes at a meeting of shareholders and each class B share has the right to one vote at a meeting of shareholders. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution the Company pays and have nominal of EUR 0,0005 each.

Authorised shares	As of December 31, 2013	As of December 31, 2014	As of December 31, 2015
	Thousands	Thousands	Thousands
Ordinary Class A shares	146,599	136,394	133,017
Ordinary Class B shares	84,251	94,456	97,833

Total authorised shares	230,850	230,850	230,850

Issued and fully paid shares	As of December 31, 2013	As of December 31, 2014	As of December 31, 2015
	Thousands	Thousands	Thousands
Ordinary Class A shares	29,099	18,894	15,517
Ordinary Class B shares	23,020	35,612	44,902

Total issued and fully paid shares	52,119	54,506	60,419

For the year ended December 31, 2015 and 2014 the share capital and share premium movement was the following:

	Number of issued shares	Share capital	Share premium
	Thousands
As of December 31, 2013	52,119	907	—
Increase of share capital as a result of the secondary public offering occurred on June 20, 2014	2,292	54	3,044,303
Increase of share capital due to exercise of options by employees during the year	95	2	—

As of December 31, 2014	54,506	963	3,044,303
Increase of share capital as contribution for acquisition that occurred on June 2, 2015 and June 30, 2015 (Note 5)	5,593	165	9,023,964
Increase of share capital due to exercise of options by employees during the year	320	9	—

As of December 31, 2015	60,419	1,137	12,068,267

In case of liquidation, the Company’s assets remaining after settlement with creditors, payment of dividends and redemption of the par value of shares is distributed among the ordinary shareholders proportionately to the number of shares owned.

The other reserves of the Group’s equity represent the financial effects from changes in equity of associates, equity settled share-based payments to employees, acquisitions and disposals, as well as other operations with non-controlling interests in the subsidiaries without loss of control.

QIWI plc

Notes to consolidated financial statements (continued)

18.	Borrowings

During the year ended December 31, 2015 the Group used overdraft credit facilities with an overall credit limit of 2,060,000, with maturity from May 2017 to January 2018, and interest rate up to 30% per annum. Balance payable under these credit lines as at December 31, 2015 was zero. Some of these agreements stipulated the right of a lender to increase the interest rate in case covenants are violated. During the years ended December 31, 2015 and 2013, the Group did not breach any covenants in relation to above overdrafts. During the year ended December 31, 2014 the Group breached few covenants of one of short term overdraft credit facility, but this fact had neither financial no operational impact. Some overdraft credit facility agreements were guaranteed by the Group’s CEO.

19.	Trade and other payables

As of December 31, 2015 and 2014, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2014	As of December 31, 2015
Payables to merchants	3,675,182	4,495,827
Deposits received from agents	11,529,923	5,488,808
Deposits received from individual customers	3,701,483	3,703,815
Payment processing fees payable to agents	417,902	572,247
Unsettled money remittances*	—	379,573
Accrued expenses	265,573	230,675
Payables to vendors	491,591	352,857
Payables for rent	53,819	42,029
Payables to employees	32,175	27,783
Other advances received	12,025	1,548

Total trade and other payables	20,179,673	15,295,162

*	Unsettled money remittances arose as a result of CIHRUS group acquisition and represent liabilities relating to unclaimed transfers made through the Contact payment system.

20.	Amounts due to customers and amounts due to banks

As of December 31, 2015 and 2014, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2014	As of December 31, 2015
Due to banks	17,478	1,481,735
Due to customers: individuals	629,323	39,934
Due to customers: legal entities	354,485	721,439

Total amounts due to customers and amounts due to banks	1,001,286	2,243,108

Amounts due to customers and amounts due to banks bear the interest up to 1% and are due on demand.

QIWI plc

Notes to consolidated financial statements (continued)

21.	Revenue

Revenue for the years ended December 31 was as follows:

	2013	2014	2015
Payment processing fees	9,934,128	12,249,660	14,935,215
Revenue from advertising	507,043	288,687	324,216
Interest revenue from agent’s overdrafts	195,316	174,341	298,060
Interest revenue	352,495	452,673	731,338
Gain from currency swaps	32,482	141,701	128,478
Revenue from rent of space for kiosks	91,638	323,535	288,816
Cash and settlement services	485,570	767,827	556,838
Revenue from sale of kiosks	21,211	272,618	396,347
Other revenue	46,167	47,685	57,659

Total revenue	11,666,050	14,718,727	17,716,967

For the purposes of consolidated cash flow statement, “Interest expense/(income), net” consists of the following:

	2013	2014	2015
Interest revenue	(352,495)	(452,673)	(731,338)
Interest expense classified as part of cost of revenue	—	—	79,144
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(22,204)	(1,692)	(16,198)
Interest expense from non-banking loans classified separately in the consolidated statement of comprehensive income	28,686	41,513	109,312

Interest income, net, for the purposes of consolidated cash flow statement	(346,013)	(412,852)	(559,080)

22.	Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the years ended December 31 was as follows:

	2013	2014	2015
Transaction costs	5,065,182	5,078,984	6,300,093
Compensation to employees, related taxes and other personnel expenses	897,975	1,390,691	1,206,309
Advertising commissions	92,041	67,538	68,061
Cost of rent of space for kiosks	85,025	159,344	213,318
Cost of kiosks sold	16,753	215,981	331,854
Other expenses	239,523	360,561	575,469

Total cost of revenue (exclusive of depreciation and amortization)	6,396,499	7,273,099	8,695,104

Other expenses for the year ended December 31, 2013 include loss due to security breach of 88,717.

QIWI plc

Notes to consolidated financial statements (continued)

23.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2013	2014	2015
Compensation to employees, related taxes and other personnel expenses	1,342,762	1,348,867	1,511,029
Rent of premises and related utility expenses	214,918	241,636	338,051
Bad debt expense	266,711	150,633	361,848
Office maintenance expenses	185,523	236,560	309,871
Advertising and related expenses	171,914	513,358	241,606
Professional fees	44,387	174,483	212,989
Other tax expenses	117,011	102,712	154,943
Offering expenses	155,313	32,311	—
Other operating expenses	179,760	281,617	338,702

Total selling, general and administrative expenses	2,678,299	3,082,177	3,469,039

24.	Other Income

Other Income for the years ended December 31 was as follows:

	2013	2014	2015
Income from depositary	70,581	38,105	—
Gain from sale of Investment	—	—	7,089
Other	20,615	4,148	12,872

Total other income	91,196	42,253	19,961

25.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2013	2014	2015
Proposed, declared and approved during the year:
2015: Interim dividend for 2015: U.S.$ 13,640,343 or U.S.$ 0.25 per share (2014: Final dividend for 2014: U.S.$ 16,700,349 or 0.32 per share; interim dividend for 2014: U.S.$ 60,921,362 or 1.12 per share; 2013: Final dividend for 2012: 296,000 or 5.68 per share; interim dividend for 2013: U.S.$ 48,398,014 or 0.93 per share).	1,868,939	2,913,939	694,679
Paid during the period:
2015: Interim dividend for 2015: U.S.$ 13,640,343 or U.S.$ 0.25 per share (2014: Final dividend for 2014: U.S.$ 16,700,349 or 0.32 per share; interim dividend for 2014: U.S.$ 60,921,362 or 1.12 per share; (2013: Final dividend for 2012: 296,000 or 5.68 per share; interim dividend for 2013: U.S.$ 48,398,014 or 0.93 per share).	1,881,082	2,940,714	698,912
Proposed for approval (not recognized as a liability as of December 31):
2015: Final dividend for 2015: U.S.$ 30,209,301 or U.S.$0.50 per share 2013: Final dividend for 2013: U.S.$ 16,700,349 or U.S.$0.32 per share	546,589	—	2,237,107
Dividends payable as of December 31	—	—	—

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and its associates is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income.

Gains from the sale of securities/titles (including shares of companies) either in Cyprus or abroad and gain or losses from foreign exchange are exempt from corporate income tax in Cyprus. Capital Gains Tax is levied at a rate of 20% on profits from disposal of immovable property situated in Cyprus or of shares in companies which own immovable property situated in Cyprus (unless the shares are listed on a recognized stock exchange).

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

The Russian Federation

The Company’s subsidiaries and associates incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their other taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2015 and 2014, relate to the following:

	Consolidated statement of financial position as of December 31		Consolidated statement of profit or loss for the year ended
	2015	2014	2015	2014
Intangible assets	(1,049,421)	(62,527)	75,249	2,238
Trade and other payables	121,342	127,832	(25,517)	69,417
Trade and other receivables	157,555	115,831	35,614	3,773
Tax loss carry forwards	—	13,341	(13,340)	(3,864)
Loans issued	20,449	20,066	383	4,601
Taxes on unremitted earnings	(94,146)	(23,775)	(70,371)	(2,176)
Other	9,915	11,045	(2,045)	3,121

Net deferred income tax asset/(liability)	(834,306)	201,813	(27)	77,110

including:
Deferred tax asset	303,876	239,571
Deferred tax liability	(1,138,182)	(37,758)

Deferred tax assets relating to tax loss carry forwards amounting to 69,449 were not recognized as of December 31, 2015 (2014 – 51,610) because the Group does not believe that the realization of related deferred tax assets is probable.

Reconciliation of deferred income tax asset/(liability), net:

	2013	2014	2015
Deferred income tax asset, net as of January 1	57,740	124,703	201,813
Effect of acquisitions of subsidiaries	(9,075)	—	(1,036,092)
Deferred tax benefit	76,038	77,110	(27)

Deferred income tax asset/(liability), net as of December 31	124,703	201,813	(834,306)

As of December 31, 2015 the Group does not intend to distribute a portion of its accumulated undistributed foreign earnings in the amount of 1,768,116 (2014 – 1,264,666). The amount of tax that it would pay to distribute them would be 97,839 (2014 – 63,334).

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax (continued)

For the year ended December 31, income tax expense included:

	2013	2014	2015
Total tax expense	(609,509)	(894,506)	(877,006)
Current income tax expense	(685,547)	(971,616)	(876,979)
Deferred tax benefit	76,038	77,110	(27)

Income tax expense for the year	(609,509)	(894,506)	(877,006)

Theoretical and actual income tax expense is reconciled as follows:

	2013	2014	2015
Profit before tax	2,444,883	5,862,423	6,150,768
Theoretical income tax expense at the Company’s tax rate of 12.5% (Cyprus)	(305,610)	(732,803)	(768,846)
(Increase)/decrease resulting from the tax effect of:
Non-deductible expenses	(126,403)	(172,718)	(105,299)
Non-taxable income	16,204	254,404	200,470
Income tax associated with earnings of foreign subsidiaries	(100,022)	(117,455)	(101,835)
Effect of income of subsidiaries taxed at different rates	(81,322)	(94,927)	(33,017)
Unrecognized deferred tax assets	(12,356)	(31,007)	(68,479)

Total income tax expense	(609,509)	(894,506)	(877,006)

Non-taxable income for the years ended December 31, 2014 and 2015 comprised mainly of foreign exchange gain from revaluation of cash proceeds received from secondary public offering which is tax neutral according to appropriate tax law.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks

Operating environment

Russia continues economic reforms and development of its legal, tax and regulatory frameworks as required by a market economy. The future stability of the Russian economy is largely dependent upon these reforms and developments and the effectiveness of economic, financial and monetary measures undertaken by the government.

In the past few years, the Russian economy has been negatively impacted by a significant drop in crude oil prices and a significant devaluation of the Russian Ruble, as well as restrictive measures imposed against the Russian Federation by several countries. In December 2014, the Ruble interest rates have increased significantly after the Central Bank of Russia raised its key rate to 17% (slightly decreased in the first quarter of 2015 to 14%, to 11.5% in the second quarter and to 11% in the third quarter). The combination of the above resulted in reduced access to capital, a higher cost of capital, increased inflation and uncertainty regarding economic growth, which could negatively affect the Group’s future financial position, results of operations and business prospects. Management believes it is taking appropriate measures to support the sustainability of the Group’s business in the current circumstances.

In addition, following the accession of Crimea to Russia, which is seen by the EU as an illegal annexation of Crimea, the Company’s Russian subsidiaries started operating in that region with a limited number of kiosks. On December 19, 2014, U.S. President Obama signed a new executive order imposing comprehensive sanctions on the Crimea region. Almost all transactions involving a U.S. person or that are subject to U.S. jurisdiction and that directly or indirectly involve an individual or entity in Crimea are prohibited, with the exception of certain transactions involving certain agricultural commodities, medicine and medical devices. The executive order also permits the designation of persons that operate in Crimea, leaders of entities operating in Crimea, entities that are owned or controlled by a person that is designated by the Office of Foreign Assets Control (OFAC), or persons that provide material assistance or financial, material, or technological support to a person that is designated by OFAC. The EU has similarly introduced a broad set of sanctions inter alia: an investment ban prohibiting to acquire new or extend any existing participation or ownership of real estate located in Crimea or Sevastopol, acquire new or extend any existing participation or ownership or control of an entity in Crimea or Sevastopol, provide financing to an entity in Crimea or Sevastopol, create any joint venture in Crimea or Sevastopol or with an entity in Crimea or Sevastopol or provide investment services directly related to the above activities; an embargo on certain listed goods and technology that are suited for the key sectors of transport, telecommunications, energy and mining; and an import ban on goods originating from Crimea and Sevastopol and on financial assistance as well as insurance and reinsurance related to such import.

To date, the management does not believe that any of the current sanctions as in force limit the Group’s ability to operate in Crimea. Nevertheless, any new or expanded sanctions that may be imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries may materially adversely affect the Group and any future plans the Group may have to expand in that region.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

In light of the hardening geopolitical situation in Ukraine, the United States of America, the European Union and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks, including VTB Bank and Gazprombank. Some subsidiaries of the Company hold bank accounts in the aforementioned banks as well as have credit lines and bank guarantees in VTB Bank. Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

Further, the management sees several risks that can affect the stability and profitability of the Group offline distribution business. Firstly, the overall macroeconomic conditions adversely affect the purchasing power of Russian population as high inflation combined with decreasing real wage put pressure on the disposable income, thus leading to the overall decrease in consumer spending and in turn the Group’s payment volumes. Secondly, the agents’ economics is being pressured by decreasing commissions (including and most significantly mobile network operators) and higher customer commission sensitivity combined with high rental and other costs.

Moreover, CBR has been recently taking steps to secure the quality and transparency of agents industry, thus imposing some additional controls and monitoring requirements on agents through the banks. As agents have to comply with more requirements and handle significantly increasing numbers of inquiries from the banks that they work with, additional pressure is put on the agents’ business model especially for smaller players. Although the Group’s network of agents remains well diversified the above-mentioned changes have negatively affected the size of Group’s physical distribution in Russia and, correspondingly, pressured its financial results. The Management is committed to make its best effort to support Group’s agents and mitigate negative effects of the discussed market conditions however, at the moment they cannot be sure if there will be any further negative impact of these changes in the mid-term.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS which are discussed below suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged.

Due to its international structure, the Group is subject to transfer pricing and permanent establishment risks in various jurisdictions it operates in. Since January, 2012, the Russian tax authorities have the right to apply transfer pricing adjustments and impose additional tax liabilities in respect of “controlled” transactions, if the transaction price differs from the market price. The Russian transfer pricing legislation grants taxpayers the right to justify their compliance with the arm’s length principle at prices used in controlled transactions by preparing the transfer pricing documentation.

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

Currently the tax authorities perform tax audits of many Russian taxpayers with major focus on compliance with new transfer pricing legislation. It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the near future. The Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) and accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they may be material. This risk may increase in the future as Russian transfer pricing practice develops.

The Management believes that the Group is able to prove the arms’ length nature of prices with respect to the “controlled” transactions, and that there has been proper reporting to the Russian tax authorities, supported by appropriate available transfer pricing documentation.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. However, the Cyprus Tax Authorities have published documents which indicate the minimum requirements that need to be satisfied for a company to be considered a tax resident of Cyprus (among others the place of incorporation of the company and its tax residency only in Cyprus, the place where the company’s executive bodies operate). Taking into consideration that the majority of the board of directors is comprised of tax residents of Russia, the shareholders’ meetings took place in Russia and a number of other factors which may be treated as not fully in line with the abovementioned requirements, our tax residency in Cyprus may be challenged by the relevant tax authorities. Moreover, we may be deemed not to be a tax resident in Cyprus due to the implication of the Russian laws, described below. If we are tax resident in a jurisdiction outside of Cyprus or are deemed to have a permanent establishment in Russia or elsewhere, our tax burden may increase significantly, which, in turn, may materially adversely affect our business, financial condition and results of operations.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Taxation (continued)

In 2015 significant changes to the Russian tax legislation were enacted which are aimed at preventing the abuse of “offshore” structures (so-called “de-offshorization” legislation). In particular, these changes include the definition of beneficiary ownership, tax residence of legal entities by the place of actual carrying out activities, as well as approach to taxation of controlled foreign companies. It is currently unclear how the Russian tax authorities will interpret and apply the new tax provisions and what will be the possible impact on the Group. Therefore, it cannot be excluded that Group’s companies might be subject to additional tax liabilities because of these changes being introduced and applied to transactions carried out by them, which could have a material adverse effect on Group’s business, financial condition and results of operations. The Group’s management is undertaking all necessary and required measures in order to minimize the potential negative impact of the “de-offshorization” legislation.

Kazakhstan issues

In April 2012 the Group’s subsidiary in Kazakhstan were included in the state register of market participants with dominant or monopoly position in Kazakhstan. Entities included in this register are prohibited from performing actions that may have a detrimental effect on competition, restrict access to the market or infringe the rights of consumers, including predatory or discriminatory pricing, unjustified resale restrictions, imposing unreasonable terms, or refusing to supply or halting supplies for unjustified reasons. Status as a dominant market participant also puts an entity under much more stringent scrutiny from the Competition Protection Agency of the Republic of Kazakhstan, or the Competition Protection Agency, therefore increasing the probability of being investigated and penalized if a violation occurs. As a result, the Competition Protection Agency may impose restrictions on the Group’s operations, or take other measures that may be inconsistent with the Group’s strategy. The maximum liability to which the Group can be exposed is a penalty equal to 10% of the revenue earned as a result of market abuse, plus confiscation of the full amount of such revenue. The maximum liability is determined in reference to not more than one year of such revenues. For the past years, the Group’s subsidiary in Kazakhstan was subject to an investigation concerning alleged abuse of its dominant position in Kazakhstan’s electronic payments market and received various requests from the anti-trust authorities for information related to its business. The Group has complied with the orders and requests and have taken all necessary and required actions to remedy the detected violations. However, management cannot exclude similar investigations to recur in the future, and cannot reliably estimate the amounts of claims that can be brought against the Group in connection with these investigations. Moreover if any limitations are introduced in connection with this, they may reduce the Group’s operational and commercial flexibility and responsiveness, which may adversely affect the Group’s business, financial condition and results of operations.

In the end of the year 2014, the Group’s subsidiary became subject to financial monitoring legislation in Kazakhstan, imposing certain client identification requirements on it. In connection with such legislation, the management had to restructure operations in Kazakhstan to make the Kazakh subsidiary, instead of a Russian one, the operator of Group payment system in the country which was completed in September 2015. As the anti-money laundering legislation in Kazakhstan is relatively nascent and yet undeveloped, the management faced various difficulties while applying it. Currently the Kazakh subsidiary and other participants of electronic money market in Kazakhstan cooperate with the local authorities in order to clarify the existing legislative gaps to ensure proper functioning of anti-money laundering procedures in Kazakhstan. However, if management is not able to do so or if the subsidiary is not able to comply with the new legislation for any other reason, it could become subject to regulatory action in Kazakhstan and could face fines or significant restrictions on its business operations in the country.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Risk of cybersecurity breach

The Company stores and/or transmits sensitive data, such as credit or debit card numbers, passport details, mobile phone numbers and other identification data, and the Company has ultimate liability to its consumers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. However, any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, payables to other payment systems, fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. In addition, misuse of such sensitive data or a cybersecurity breach could result in claims, regulatory scrutiny and other negative consequences.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses on these consolidated financial statements, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to 1,150,000 as of December 31, 2015.

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

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Know-your-client requirements in Russia

The Group’s business is currently subject to know-your-client- requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. The consumers who have not undergone any identification procedure are qualified as anonymous and are not allowed to contemplate transactions as well as hold an electronic money account balance in excess of RUB15,000. The consumers who have undergone simplified identification procedure with the payment services provider are entitled to perform electronic money transfers in excess of RUB15,000 provided that at any point of time the account balance of electronic money does not exceed RUB60,000 and the total amount of transactions does not exceed RUB 200,000 per month. Fully identified consumers are entitled to perform same type of electronic transfers as consumers identified through a simplified procedure but with increased threshold of the electronic money account balance of RUB 600,000 and no limitations for the total transaction amount per month. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit a government order No. 630 dated July 8, 2014, was enacted providing that public databases shall be set up by specific government authorities and access to them shall be granted to the third parties authorized to carry out identification of consumers, such databases are not yet up and running at scale and, to the knowledge of the Group, there is no work in progress on setting up such databases. Thus, current situation could cause the Group to be in violation of the identification requirements. In case management is enforced not to use the simplified identification procedure until the databases are fully running, it could negatively affect the number of consumers and, consequently, volumes and revenues.

Rapida LTD issues

In May 2015 the CBR finished a scheduled inspection of Rapida LTD, as a result of which various breaches were uncovered and a range of restrictions were imposed on the operations of Rapida LTD for the period ending December 4, 2015. Later the CBR issued four further orders to Rapida LTD in connection with a number of violations, including breaches of the enhanced controls that the CBR has implemented to ensure compliance by the agents with legislation that requires them to remit their proceeds to special accounts. As a result, a range of restrictions were imposed on the operations of Rapida LTD the compliance with which is at times problematic since it requires full compliance by Rapida LTD agents with the enhanced measures adopted by the CBR, which is beyond our control. After the acquisition, we began implementing compliance and internal control procedures in Rapida LTD aimed to rectify the detected violations and to prevent them in future. There can be no assurance that such measures will be successful.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Operating lease commitments

The Group has commercial lease agreements of office buildings and kiosk places. The leases have an average life of between one (for kiosk places) and five (for office buildings) years. Total lease expense for the twelve months ended December 31, 2015 is for rent of office places 316,944 (2014 – 222,327) and for kiosk places rent 213,318 (2014 – 159,344).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, 2015 and December 31, 2014 are as follows:

	As of December 31, 2014	As of December 31, 2015
Within one year	232,656	291,906
After one year but not more than five years	782,975	796,508
More than five years	78,678	—

Pledge of assets

As of December 31, 2015 the Group had no pledged assets (2014 – 400,000 of pledged debt instruments) as collateral for merchants, but pledged 2,414,357 debt instruments (2014 – 2,558,682) as collateral for VTB bank guarantee issued to VISA and 486,628 debt instruments (2014 – 486,643) as coverage for supporting its short-term overnight credit facility at CBR.

Commitments to Mail.ru Group Limited

The Group committed to purchase of advertising services from Mail.ru Group Limited affiliates in amount of 260,000 during three years starting from November 2014. Mail.ru Group Limited makes advertising available for the Group on the standard commercial rates. As at December 31, 2015 the Group spent 50,000 on advertising under this agreement.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Balances and transactions with related parties

The following table sets forth the total amount of transactions entered into with related parties for the relevant financial year and balances with related parties as of the end of the relevant years:

Category of related party	Amounts owed by related parties	Amounts owed to related parties	Cash due to related party customers
As of December 31, 2015
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(10,417)	—
Other operations	2,532	—	(981)
Other related parties	—	—	(175,324)

As of December 31, 2014
Associates	—	(24,798)	—
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	(46,154)	—
Other operations	2,411	—	(586,469)
Other related parties (C)	—	(257,768)	(13)

Category of related party	Revenue from related parties	Cost of revenue to related parties	Operating income and (expenses)	Interest (paid)/ received
The year ended December 31, 2015

Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	—	(124,643)	—
Share-based payments	—	—	(6,031)	—
Other operations	—	—	(11,366)	—
Other related parties (C)	2,543		—	(8,229)

The year ended December 31, 2014
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	—	(163,940)	—
Share-based payments	—	—	(32,509)	—
Other operations	—	—	(11,181)	—
Other related parties (A) (B) (C)	245,637	(197,010)	(2,332)	(12,281)

The year ended December 31, 2013
Associates	85,379	(2,463)	—	16,804
Key management personnel of the entity or its parent, incl.:
Short-term benefits	—	—	(123,268)	—
Share-based payments	—	—	(61,609)	—
Other operations	74	(2)	(1,212)	—
Other related parties (A) (B) (C)	346,129	(121,780)	(12,029)	(7,005)

QIWI plc

Notes to consolidated financial statements (continued)

28.	Balances and transactions with related parties (continued)

Other related parties mostly include transactions that are described below:

(A)	Other related parties include a group of companies controlled by one of the shareholders with significant influence on the Group that act as merchants. Since September 9, 2014, this group of companies is not a related party for the Group. Revenue accrued by the Group from these related parties for year ended December 31, 2014 in the amount of 79,734 (2013 – 113,066) represents payment processing fees. Cost of revenue incurred from these entities by the Group for the year ended December 31, 2014 and for the year ended December 31, 2013 is not significant. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.

(B)	Since June 7, 2013 other related parties include a group of companies under common control with the Group’s shareholders described in the previous paragraph above, which act as both merchants and agents for the Group and include a mobile network operator, which is one of the Group’s top three customers. Since September 9, 2014 this group of companies is not related party for the Group. Revenue accrued to the Group by these related parties for year ended December 31, 2014 in the amount of 163,266 (2013 – 224,254) represents payment processing fees. Cost of revenue, incurred to these entities by the Group for the year ended December 31, 2014 in the amount 195,295 (2013 – 117,272) represents transaction costs. The terms of this commission arrangement were entered into on arm’s length terms and do not deviate in any material aspect from the terms that the Group would use in similar contracts with non-related parties.

(C)	Other related parties include two companies which have significant influence over the Group companies in USA and Romania. Since May 1, 2015 these companies are not related parties for the Group (Note 4). Amounts payable to these related parties as of December 31, 2014 in the amount 257,768 represents borrowings. Interest expenses, incurred to these entities by the Group for the year ended December 31, 2015 amount to 8,229 (2014 – 12,993, 2013 –7,005). The terms of this loan agreements were entered into on arm’s length terms and do not deviate in any material aspects from the terms that the Group would use in similar contracts with non-related parties.

The above stated balances and transactions have been entered into on terms as described above, are not secured, nor bear interest (unless specifically stated). None of these balances has been impaired.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management

The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are foreign exchange risk, liquidity and credit risk. Management reviews and agrees policies for managing each of the risks which are summarized below.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

During last SPO the Company increased its issued share capital by 2,292,330 class B shares and received 88,942,404 U.S. $ (Note 17). These proceeds are accounted as deposits in other currency in cash and cash equivalents as at year end 2015 and 2014. Due to appreciation of U.S. $ rate against RUB for the year 2015 by 29% and from date of SPO to December 31, 2014 by approximate 64% the Group received foreign exchange gain in the amount of 1,475,942 for the year ended December 31, 2015 and 1,947,021 for the year ended December 31, 2014. The Group intends to use these assets for settlement of its U.S. $ denominated obligations that will arise from its M&A activity.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in US Dollar and Euro exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in US Dollar and Euro when these currencies are not functional currencies of the respective Group subsidiary. The Group’s exposure to foreign currency changes for all other currencies is not material.

change in US Dollar	Effect on profit before tax
+40%	1,944,497
- 13%	(648,212)

change in Euro	Effect on profit before tax
+43%	644,154
- 15%	(224,705)

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

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management (continued)

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

According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than 10% of its risk-adjusted assets. As of December 31, 2015, QIWI Bank JSC’s and Rapida LTD’s capital ratio comprised 14% (2014 – 14%) and 20% respectively, thereby exceeding the required level. These subsidiaries monitor the fulfillment of requirements on a daily basis and send the report to CBR on a monthly basis. During the year 2015 QIWI Bank JSC and Rapida LTD met the capital adequacy requirements. During the year 2014 QIWI Bank JSC breached the capital adequacy ratio set by instruction of the CBR with no significant consequences for the Group.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders, return capital to shareholders or issue new shares. Currently, the Group requires capital to finance its growth, but it generates sufficient cash from its operations. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

		Due:
	Total	On demand	Within a year	More than a year
Trade and other payables (Note 19)	15,295,162	15,295,162	—	—
Amounts due to customers and amounts due to banks (Note 20)	2,243,108	2,243,108	—	—

Total as of December 31, 2015	17,538,270	17,538,270	—	—

		Due:
	Total	On demand	Within a year	More than a year
Long-term and short-term borrowings	43,042	—	1,061	41,981
Trade and other payables (Note 19)	20,180,660	20,179,673	—	987
Amounts due to customers and amounts due to banks (Note 20)	1,001,286	1,001,286	—	—

Total as of December 31, 2014	21,224,988	21,180,959	1,061	42,968

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management (continued)

Credit risk

Financial assets, which potentially subject the Group and its subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables and loans from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CBR, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those of the banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables (Note 14). The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
	As of December 31, 2014	As of December 31, 2015
Concentration of credit risks by main counterparties, % from total amount
Top 5	36%	48%
Others	64%	52%

Collection of receivables could be influenced by economic factors; management believes that there is no significant risk of loss to the Group beyond the allowance already recorded.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of December 31, 2015 and 2014 is presented by type of the financial instrument in the table below:

		As of December 31, 2014		As of December 31, 2015
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt instruments	HTM	3,939,182	3,742,857	2,900,985	2,922,631
Long-term loans	LAR	52,648	52,648	22,959	22,959
Investments (Note 16)*	AFS	—	—	17,798	17,798

Total financial assets		3,991,830	3,795,505	2,941,742	2,963,388

Financial liabilities
Long-term borrowings	FLAC	41,981	41,981	—	—

Total financial liabilities		41,981	41,981	—	—

*	The purchase of 19% share in PINbonus LTD for cash was the only operation with investments that took place during the year 2015.

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	AFS – available-for-sale financial assets;

•	FLAC – financial liabilities at amortized cost;

•	HTM – held-to-maturity financial assets.

Carrying amounts of cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their fair values largely due to short-term maturities of these instruments;

Debt instruments of the Group consist of government bonds with interest rate 6,9% - 7,4% and maturity up to June 2017.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value

Available-for-sale financial assets
Investments (Unquoted equity shares)	December 31, 2015	17,798	—	—	17,798

Assets for which fair values are disclosed

Debt instruments	December 31, 2015	2,922,631	2,922,631	—	—
Long-term loans	December 31, 2015	22,959	—	—	22,959

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
Assets for which fair values are disclosed	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Debt instruments	December 31, 2014	3,742,857	3,742,857	—	—
Long-term loans	December 31, 2014	52,648	—	—	52,648

Liabilities for which fair values are disclosed

Long-term borrowings	December 31, 2014	41,981	—	—	41,981

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the year ended December 31, 2015.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•	Non-current financial liabilities is estimated by discounting future cash flows using rates currently available for debt of similar terms and remaining maturities.

•	Fair value of the unquoted ordinary shares has been estimated using a DCF model. The valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these unquoted equity investments.

Long-term fixed-rate assets are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer

Description of significant unobservable inputs to valuation as of December 31, 2015:

	Valuation technique	Significant unobservable inputs	Value	Sensitivity of the input to fair value
AFS financial assets in unquoted equity shares – PINbonus LTD	DCF method	Long term EBITDA margin	33% - 47%	5% increase (decrease) in the long term EBITDA margin would result in increase (decrease) in fair value by 2,400
		Terminal growth rate	3%	1% increase (decrease) in the terminal growth rate margin would result in increase (decrease) in fair value by 300
		WACC	35%	5% increase (decrease) in the WACC would result in decrease (increase) in fair value by 3,000 (4,200)
		Discount for lack of control	30%	10% increase (decrease) in the discount for lack of control would result in decrease (increase) in fair value by 2,600

QIWI plc

Notes to consolidated financial statements (continued)

31.	Share-based payments

In October, 2012 the board of directors and shareholders approved an Employee Stock Ownership Plan (“ESOP”) for management of the Group, under which up to 2,565,000 shares of the Company can be granted to management during the ten years of the plan term. Later in January 2013, the Company’s ESOP was amended and restated to increase the maximum amount of shares reserved for issuance under the Plan to 3,640,000 class B shares, or 7% of the Company entire issued and outstanding share capital. Vesting is individually agreed for each grant. The contractual term of the options granted is 10 years from the date of grant. The board of directors shall determine the exercise price applicable to the options granted under the ESOP. Following an initial public offering of the Group, the exercise price shall not be less than the average closing price of the shares on the principal exchange on which such shares are then traded for the ten business days immediately preceding the grant date. The options can be exercised on a gross or net share basis. Upon exercise, one half of shares cannot be sold or otherwise transferred until after the Group achieve a net income target per the Group’s management accounts (prepared on a basis consistent with the basis of preparation of segment data) of 5,359,284 for the 12 month period immediately preceding the applicable measurement date.

The following table illustrates the movements in share options during the year ended December 31, 2015:

	Tranche vesting date	As of December 31, 2014	Forfeited during the period	Exercised during the period	As of December 31, 2015
Tranche 1	December 21, 2012	203,644	—	(173,215)	30,429
Tranche 2.1	upon IPO (May 2013)	203,644	—	(156,226)	47,418
Tranche 2.2	January 1, 2014	913,724	—	(121,184)	792,540
Tranche 3	January 1, 2015	1,047,482	—	(170,522)	876,960
Tranche 4	January 1, 2016	789,686	(317,101)	—	472,585

Total		3,158,180	(317,101)	(621,147)	2,219,932

Based on the above, as of December 31, 2015 the Company has a total of 2,219,932 options outstanding, of which 1,747,347 is vested and 472,585 are unvested.

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2015 was 87,645 (December 31, 2014 – 421,822; December 31, 2013 – 230,937).

The weighted average remaining contractual life for the share options outstanding as of December 31, 2015 was 2 years.

The weighted average share price for share options exercised during the reporting period was U.S. $13.6452.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Share-based payments (continued)

The following table presents the summary of inputs of the Black-Scholes Merton option pricing model used for the ESOP for the determination of the fair value of the granted options which was calculated separately for each tranche:

Granted on	Exercise price (U.S. $)	Dividend yield (%)	Expected volatility (%)	Risk free interest rate (%)	Expected life of options (years)	Share price (U.S. $)	Grant-date fair value of the options, (U.S. $)
December 21, 2012	13.6452	—	28-30	0.75-1.09	5.0-6.5	15.84	5.34-5.73
November 15, 2013	41.2380	2.83	30-32	0.34-0.63	2.0-3.0	43.32	7.09-8.32
November 16, 2013	41.3990	2.83	30-32	0.34-0.63	2.0-3.0	43.32	7.02-8.27
December 4, 2013	46.5730	2.83	29-32	0.30-0.61	2.0-3.0	45.37	5.86-7.57
February 6, 2014	36.0910	2.83	28-31	0.32-0.65	2.0-3.0	38.69	6.10-7.56
February 14, 2014	37.4270	2.83	29-32	0.31-0.66	2.0-3.0	39.93	6.26-7.86
May 22, 2014	34.0900	2.83	28-29	2.94-3.26	2.0-3.0	44.89	12.26-13.24
May 23, 2014	35.4600	2.83	28-29	2.94-3.25	2.0-3.0	43.85	10.57-11.70
May 28, 2014	37.8900	2.83	28-29	2.94-3.23	2.0-3.0	43.64	9.01-10.24

The expected volatility was determined by reference to the historical volatility of peer companies. The share price for options granted on December 21, 2012 was determined using the discounted cash flows projections based on financial budgets approved by the Group’s senior management covering an eight-year period (2013-2020). An eight-year period was used for projections, as the Group considers this time frame to be reasonably forecasted. The share price for options granted after IPO was determined by reference to closing market prices of the Group’s traded shares. Due to lack of historical data, the expected life of the options was estimated as a mid-point average between the vesting and the expiration date of each option vesting tranche.

32.	Events after the reporting date

Dividends distribution

On March 2, 2016, the Board of Directors of the Company approved a dividends of U.S.$ 30,209,301 (equivalent of 2,237,107).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By:	/s/ Sergey Solonin
Name:	Sergey Solonin
Title:	Chief Executive Officer
Date:	March 15, 2016

Index to Exhibits

Exhibit Number	Description of Document

1.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 3.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on April 30, 2015)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.4	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

8.1	Subsidiaries of the Registrant

10.1	Subscription Agreement, dated May 14, 2015, by and among QIWI plc, Otkritie Investments Cyprus Limited and Otkritie Holding JSC

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLC

99.1	Audited consolidated financial statements of CIHRUS LLC as of and for the year ended December 31, 2014 (incorporated by reference to Exhibit 99.1 to QIWI plc’s Report of a Foreign Private Issuer on Form 6-K, File No. 001-35893, filed on December 22, 2015)

99.2	Unaudited interim condensed consolidated financial statements of CIHRUS LLC as of and for the three months ended March 31, 2015 (incorporated by reference to Exhibit 99.3 to QIWI plc’s Report of a Foreign Private Issuer on Form 6-K, File No. 001-35893, filed on December 22, 2015)