Form 20-F
period 2016-12-31
QIWI
filed 2017-03-22
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Varvara Kiseleva

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

As of December 31, 2016, 15,516,573 Class A ordinary shares, par value EUR 0.0005 per share and 45,080,461 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

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

Large accelerated filer  ☐                 Accelerated filer  ☒                Non-accelerated filer  ☐

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

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our ability to grow our payment volumes;

•	our ability to maintain and grow the size of our distribution network;

•	our ability to increase our market share in our key payment categories;

•	our ability to successfully introduce new products and services, including our payment-by-installment card SOVEST;

•	our ability to maintain our relationships with our merchants and agents;

•	the expected growth of Visa Qiwi Wallet and alternative methods of payment;

•	our ability to continue to develop new and attractive products and services;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	our ability to grow our value added services;

•	competition in our industry;

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

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

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with the information in Item 5 “Operating and Financial Review and Prospects” and Item 3.D “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board, or IFRS, and endorsed by the European Union.

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented as of December 31, 2016 and for the year ended December 31, 2016. These translations are solely for convenience of the reader and were calculated at the rate of RUB 60,6569 per U.S. $1.00, which is equal to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2016.

	Year ended December 31,
	2012	2013	2014*		2015*		2016
	RUB	RUB	RUB		RUB		RUB		U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	8,911	11,666	14,718		17,717		17,880		295
Cost of revenue	(5,454)	(6,396)	(7,273)		(8,695)		(8,646)		(143)
Selling, general and administrative expenses	(1,838)	(2,678)	(3,082)		(3,469)		(3,423)		(56)
Depreciation and amortization	(129)	(113)	(353)		(689)		(796)		(13)
Impairment of intangible assets and goodwill	(4)	(5)	—		—		(878)		(14)
Profit from operations	1,486	2,473	4,010		4,864		4,137		68
Loss on disposal of subsidiaries	(1)	—	—		(38)		(10)		(0)
Other income	17	91	42		20		7		0
Other expenses	(29)	(20)	(30)		(43)		(76)		(1)
Foreign exchange gain	81	79	3,359	(1)	2,801	(1)	1,040	(1)	17
Foreign exchange loss	(103)	(71)	(1,428	)(1)	(1,360	)(1)	(1,963	)(1)	(32)
Share of loss of associates	(13)	(79)	(26)		—		—		—
Impairment of investment in associates	—	(22)	(25)		—		—		—
Interest income	26	22	2		16		36		1
Interest expense	(9)	(29)	(42)		(109)		(64)		(1)
Profit before tax from continuing operations	1,456	2,445	5,862		6,151		3,107		51
Income tax expense	(408)	(610)	(894)		(877)		(618)		(10)
Net profit from continuing operations	1,048	1,835	4,968		5,274		2,489		41
Loss from discontinued operations	(240)	—	—		—		—		—
Net profit	808	1,835	4,968		5,274		2,489		41
Attributable to:
Equity holders of the parent	910	1,873	5,024		5,187		2,474		41
Non-controlling interests	(102)	(38)	(56)		87		15		0
Weighted average number of shares
Basic	52	52	53		58		60		60
Diluted	52	52	54		58		61		61
Earnings per share
Basic	17.50	36.00	94.09		89.72		40.91		0.67
Diluted	17.50	35.70	92.73		89.49		40.79		0.67
Dividends declared per share
RUB	16.67	35.86	53.46		11.56		79.92		n/a
U.S.$	0.55	1.10	0.95		0.25		1.16		n/a

	As of December 31,
	2012	2013	2014		2015		2016
	RUB	RUB	RUB		RUB		RUB		U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	9,943	11,637	17,080		19,363		18,997		313
Total current assets	15,607	16,342	25,036		27,015		27,205		449
Total assets	18,709	20,665	30,050		41,577		39,674		654
Total equity	2,499	2,704	8,334		22,436		19,969		329
Total debt	65	110	43		3		0		0
Total liabilities	16,210	17,961	21,716		19,141		19,705		325
Total equity and liabilities	18,709	20,665	30,050		41,577		39,674		654

*	The amounts shown here may immaterially differ from the amounts shown in Annual report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

	Year ended December 31,
	2012	2013	2014	2015		2016
	RUB	RUB	RUB	RUB		RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Adjusted net revenue(2)	4,169	6,168	8,836	10,228		10,611	175
Adjusted EBITDA(2)	1,851	2,978	4,818	5,640		6,035	100
Adjusted net profit(2)	1,306	2,173	3,496	4,142		4,714	78
Payment volume (in billions)(3)	475	561	645	860	(4)	847	14
Active kiosks and terminals (units)(5)	169,102	168,236	181,148	172,269		162,173	n/a
Active Visa Qiwi Wallet accounts (at period end, in millions)(6)	11.4	15.4	17.2	16.1		17.2	n/a
Average net revenue yield(7)	0.88%	1.10%	1.37%	1.19	%(4)	1.25%	n/a

(1)	Primarily relates to foreign currency changes resulting from the funds received in connection with our offering of ADSs in June 2014. As of December 31, 2016, the majority of these funds had not been utilized.
(2)	See “—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.
(3)	Payment volume consists of the amounts paid by our customers to merchants or other customers less intra-group eliminations.
(4)	The amount shown here do not correspondent to the amounts shown in Annual report on Form 20-F for the year ended December 31, 2015 as the result of methodological adjustments in respect of: (i) adjustment to methodology in QIWI Kazakhstan to conform with the methodology used in QIWI’s Russia operations and corresponding reallocation of Kazakhstan payment volumes and payment adjusted net revenues to appropriate market verticals; (ii) adjustment to methodology of revenue and cost allocation between categories and corresponding reallocation of certain commissions and costs between market verticals; (iii) change in methodology of accounting for transactions in foreign currencies and corresponding revaluation of certain payment volumes, costs and revenues; (iv) change in methodology of Contact and Rapida volume recognition in ongoing effort to bring methodology in line with QIWI’s processes and procedures.
(5)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(6)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(7)	Average net revenue yield is defined as adjusted net revenue divided by payment volume.

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

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back compensation to employees and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue. We add back compensation to employees and related taxes because, although they are an essential part of our distribution network, these expenses are not directly linked to payment volume. Nevertheless, compensation to employees and related taxes represents an important portion of our operating costs and affects liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,
	2012	2013	2014*	2015*	2016
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Revenue	8,911	11,666	14,718	17,717	17,880	295
Minus: Cost of revenue (exclusive of depreciation and amortization)	(5,454)	(6,396)	(7,273)	(8,695)	(8,646)	(143)
Plus: Compensation to employees and related taxes	712	898	1,391	1,206	1,377	23
Adjusted net revenue	4,169	6,168	8,836	10,228	10,611	175

*	The amounts shown here may immaterially differ from the amounts shown in Annual report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for loss from discontinued operations, share of loss of associates, impairment of investment in associates, foreign exchange gain and loss, other expenses, other income, loss on disposal of subsidiaries, corporate costs allocated to discontinued operations, income from depositary, offering expenses, share-based payment expenses and impairment of goodwill and intangible assets acquired in the business combinations. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange loss/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of intangible assets), and certain one-time income and expenses (affecting other income, offering expenses, loss on disposal of subsidiaries and income from depository). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). In addition, adjusted EBITDA excludes the non-cash impact of loss from discontinued operations and corporate costs allocated to discontinued operations because we do not believe these items reflect the underlying performance of our business. Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not include offering expenses;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future;

•	adjusted EBITDA does not include gains and losses from discontinued operations; and

•	adjusted EBITDA does not include share-based payments.

	Year ended December 31,
	2012	2013	2014		2015		2016
	RUB	RUB	RUB		RUB		RUB		U.S.$
	(in millions)
Net Profit	808	1,835	4,968		5,274		2,489		41
plus:
Depreciation and amortization	129	113	353		689		796		13
Impairment of investment in associates	—	22	25		—		—		—
Other income (excluding income from depositary)	(17)	(20)	(4)		(20)		(7)		(0)
Other expenses	29	20	30		43		76		1
Foreign exchange gain	(81)	(79)	(3,359	)(1)	(2,801	)(1)	(1,040	)(1)	(17)
Foreign exchange loss	103	71	1,428	(1)	1,360	(1)	1,963	(1)	32
Share of loss of associates	13	79	26		—		—		—
Interest income	(26)	(22)	(2)		(16)		(36)		(1)
Interest expenses	9	29	42		109		64		1
Income tax expenses	408	610	894		877		618		10
Income from depositary(2)	—	(71)	(38)		—		—		—
Corporate costs allocated to discontinued operations	61	—	—		—		—		—
Offering expenses	109	155	32		—		—		—
Share-based payment expenses	66	231	422		88		224		4
Loss from discontinued operations	240	—	—		—		—		—
Loss on disposals of subsidiaries	1	—	—		38		10		0
Impairment of intangible assets and goodwill	—	5	—		—		878		14
Adjusted EBITDA	1,851	2,978	4,818		5,640		6,035		100

(1)	Primarily relates to foreign currency changes resulting from the funds received in connection with our offering of ADSs in June 2014. As of December 31, 2016, the majority of these funds had not been utilized.
(2)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in our financial statements.

Adjusted net profit

Adjusted net profit is defined as net profit excluding loss from discontinued operations (net of tax), corporate costs allocated to discontinued operations, amortization of fair value adjustments, loss on disposals of subsidiaries, share-based payment expenses, offering expenses, impairment of goodwill and intangible assets acquired in the business combinations, income from depositary, foreign exchange gain on June 2014 offering proceeds and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it is widely used by investors, securities analysts and other interested parties to measure a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss from discontinued operations, corporate costs allocated to discontinued operations, gain on bargain purchase, gains on disposals, the effects of deferred taxation on excluded items and offering expenses do not represent the core operations of the business, and amortization of fair value adjustments and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,
	2012	2013	2014	2015	2016
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net profit	808	1,835	4,968	5,274	2,489	41
Loss from discontinued operations, net of tax	240	—	—	—	—	—
Impairment of intangible assets and goodwill	—	5	—	—	878	14
Corporate costs allocated to discontinued operations	61	—	—	—	—	—
Amortization of fair value adjustments	42	22	74	270	396	7
Loss on disposals of subsidiaries	1	—	—	38	10	0
Offering expenses	109	155	32	—	—	—
Income from depositary(1)	—	(71)	(38)	—	—	—
Share-based payment expenses	66	231	422	88	224	4
Effect of taxation of the above items	(21)	(4)	(15)	(52)	(258)	(4)
Foreign Exchange gain on June 2014 offering proceeds(2)	—	—	(1,947)	(1,476)	975	16
Adjusted net profit	1,306	2,173	3,496	4,142	4,714	78

(1)	Foreign exchange gain on June 2014 offering proceeds, as presented in the reconciliation of net profit to adjusted net profit differs from the foreign exchange loss/(gain) in the reconciliation of net profit to adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former relates solely to foreign currency changes resulting from the funds received in connection with our offering of ADSs in June 2014.
(2)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in financial statements.

Exchange Rate Information

The following tables show, for the periods indicated, certain information regarding the exchange rates between the Russian ruble and the U.S. dollar, based on the official exchange rate quoted by the CBR.

Period	Period End	Period average(1)	High	Low
Year ended December 31, 2012	30.37	30.97	34.04	28.95
Year ended December 31, 2013	32.73	31.98	33.47	29.93
Year ended December 31, 2014	56.26	39.34	67.79	32.66
Year ended December 31, 2015	72.88	62.01	72.88	49.18
Year ended December 31, 2016	60.66	66.35	83.59	60.27
September 2016	63.16	64.56	65.87	63.16
October 2016	62.90	62.62	63.40	62.05
November 2016	64.94	64.31	65.86	63.20
December 2016	60.66	62.09	65.24	60.27
January 2017	60.16	59.63	60.32	59.15
February 2017	57.94	58.54	60.31	56.77
March 2017 (through March 17)	58.24	58.65	59.22	57.96

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month in the relevant period. The period average in respect of a month is calculated as the average of the exchange rates for each business day in the relevant month.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

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

In Russia, we face significant competition from retail banks for our services. Our primary competitors include Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking systems and large retail networks. Some retail banks have either developed or are currently developing their own networks of kiosks and terminals and various electronic payment products. Sberbank, for example, has long stated that its strategic goals include the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking, and actively develops its online payment services capabilities, including through Yandex.Money, a major electronic payment system operator in Russia. In November 2016 the Supervisory Board of Sberbank approved a strategic initiative to transform the bank into an e-commerce ecosystem based on open source software by 2018. If implemented, this move may make Sberbank’s model closer to that of our company, enable Sberbank and other players to develop new financial products on the basis of Sberbank’s platform and potentially further intensify competition between us. Sberbank has access to significant financial resources and an extensive nationwide network of branches. Sberbank is the largest processor of utility bill payments, which constitute a very significant portion of overall consumer spending in our industry. These factors may give Sberbank a substantial competitive advantage over us in the kiosk, internet banking and mobile banking businesses. In January 2017, it was reported that Sberbank and the Chinese e-retail company Alibaba are in discussions to create a joint venture that would include the Chinese group’s existing cross-border e-commerce businesses in Russia and neighboring countries, which could further strengthen both companies’ respective positions in the e-payments market. Other Russian banks are also actively pursuing the electronic payments business with well-developed e-wallet products and other solutions, including Alfa Bank and Tinkoff Bank.

Our competitors also include the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is more dispersed than our physical distribution network (i.e. our kiosks and terminals). It also owns a full-service commercial bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. An increase in competition by other market participants, including Sberbank, Alfa-Bank or Russian Post, could result in a loss of consumers and our margins could be harmed. The geographical footprint of some of our competitors could also be leveraged by them to gain or increase a market share in the money transfers business. We also face competition from non-traditional payment service providers that have substantial financial resources, such as major telecommunication and small electronics retailers, including Euroset and Svyaznoy, online retailers such as Alibaba (and its financial services subsidiary Ant Financial which operates the AliPay payment system), as well as MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom. In February 2017 MTS announced the launch of MTS Money Wallet, an e-wallet which combines all payment tools on one platform, including electronic wallet, bank cards, and customers’ mobile account balances. We also compete against some directly comparable businesses, such as traditional kiosk and terminal operators, including Cyberplat, Compay and Elecsnet, and electronic payment system operators (primarily Yandex.Money, WebMoney and PayPal). New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram, Google, Samsung (which acquired an electronic payments company LoopPay in February 2015) or Apple (which introduced its own payments service Apple Pay in September 2014). In connection with our recently launched payment-by-installments card program under the SOVEST brand, we face intense competition from all commercial banks with unsecured retail consumer lending programs and we may expect to face increasing competition in case commercial banks launch similar products. Additionally, some of our competitors are currently our major merchants (the Big Three MNOs) or our large agents (for example, Svyaznoy). If we are unable to compete successfully for consumers, agents and merchants, our business, financial condition and results of operations could be materially adversely affected.

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

Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as most peer-to-peer transfers within Visa Qiwi Wallet and certain payments in e-commerce. Despite our efforts, consumers may still choose to use other payment systems, even if those systems do not offer the convenience that we do, because they charge lower fees. In addition, because agents and merchants are able to switch between different payment processing systems, we may face additional pressure to reduce the fees we charge due to increased competition from other payment service providers.

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

The payment services industry depends heavily on the overall level of consumer spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Economic factors such as employment levels, business conditions, energy and fuel costs, interest rates, inflation rate and the strength of the ruble against foreign currencies (in particular the U.S. dollar) could reduce consumer spending or change consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using our services or consumers spend less money per transaction, the volume of payments we process will decline, resulting in lower revenue. A further weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, these factors could force some of our merchants and/or agents to liquidate their operations or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in reduced transaction volumes. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes affecting the economy and our business.

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Eastern Ukraine and Syria, the economic and financial sanctions imposed in connection with it on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty. See “– Economic instability in Russia could have an adverse effect on our business” and “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. The Russian economy contracted both in 2015 and in 2016. At the same time, the population’s purchasing power decreased due to the weakening of the ruble, basic necessities such as food products and utilities became more expensive, and consumer confidence declined significantly, according to the Russian Consumer Confidence Overall Index reported by Rosstat. According to Rosstat, inflation was 11.4% in 2014 and 12.9% in 2015 (although it relatively stabilized in 2016 at 5.4%), while real average wages have been declining (with Rosstat’s data for 2016 indicating that the population’s real disposable income contracted by 5.9% in 2016 as compared to 2015). Against this backdrop, household consumption decreased significantly in 2015 versus 2014, although it grew slightly by 1.5% in 2016, according to Rosstat. A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on our business. As a result of the challenging operating environment in Russia, we have experienced slower payment volume growth in certain of our payment categories and payment volume decline in certain others. In particular Money Remittance and Financial Services categories were affected by weak consumer spending and lack of growth in the underlying markets resulting from decrease in real disposable income, cautious consumer spending, reduced migration, ongoing purge of the Russian banking industry by the CBR and shrinkage of the banking sector as well as several other sector specific challenges. The current financial crisis in Russia is still ongoing. Further adverse changes in economic conditions in Russia could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

We do not control the rates of the fees levied by our agents on consumers.

Our agents pay us an agreed fee using a portion of the fees levied by them on consumers. The fee paid to us by the agent is based on a percentage of the value of each transaction that we process. In certain cases, mostly in telecom market vertical, the amount of fees levied by an agent on a consumer for each particular transaction is determined by such agent at its own discretion. We do not cap the amount of such fees or otherwise control it. We believe that the fees set by our agents are market-driven, and that our interests and our agents’ interests are aligned with a view to maintaining fees at a level that would simultaneously result in our agents’ profitability and customer satisfaction. However, we can provide no assurance that our agents will not raise fees to a level that will adversely affect the popularity of our products among consumers. At the same time, if we are forced to cap customer fees to protect the strength of our brand or otherwise, we may lose a significant number of agents, which would reduce the penetration of our physical distribution network. In some instances, we have introduced such caps at the request of our merchants. No assurance can be made that this trend will not increase. Material increases in customer fees by our agents or the imposition of caps on the rates of such fees by us could have an adverse effect on our business, financial condition and results of operations.

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

In addition, we are largely dependent on our agents and to some extent on our franchisees to which we license our products to maintain the reputation of our brand. Despite the measures that we put in place to ensure their compliance with our performance standards, our lack of control over their operations may result in the low quality of service of a particular agent or franchisee being attributed to our brand, negatively affecting our overall reputation. Furthermore, negative publicity surrounding any assertion that our agents and/or merchants are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation.

Any event that hurts our brand and reputation among consumers as a reliable payment services provider could have a material adverse effect on our business, financial condition and results of operations.

A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.

Substantially all of our business is in emerging markets, including Russia and Kazakhstan, where a substantial part of the population relies on cash payments, rather than credit and debit card payments or electronic banking. We believe that consumers making cash payments are more likely to use our kiosks and terminals as well as Visa Qiwi Wallet, which is most commonly reloaded via kiosks and terminals, than using alternative payment methods. As a result, we believe that our profitability depends to an extent on the use of cash as a means of payment and the reach of our kiosks and terminals network. Over time, the prevalence of cash payments is expected to decline as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking and as our kiosks and terminals network decreases. The shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents (see “–We do not control the rates of the fees levied by our agents on consumers”), and development of alternative payment channels. Based on available data, we believe that the overall number of and the use of kiosks declined in 2015 versus prior years and was slightly lower in 2016 as compared to 2015.

Since mid-2015 the CBR enhanced its scrutiny over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts (see “- Regulation – Regulation of Payment Services”), which has had a negative impact on the size of our kiosk network. Through reducing the size of our network, this adversely affects the availability and convenience of our services to consumers, including the convenience of use of Visa Qiwi Wallet, for which historically our kiosks and terminals have been the most popular reload channel. We have since observed that these developments had the effect of making the use of our kiosks and terminals generally more expensive or less convenient for the consumers as reflected in the decreasing payment volumes in telecom and other (mainly Multi Level Marketing or MLM) market verticals. These developments also increased the cost to us of consumers reloading their Visa Qiwi Wallet accounts, since historically our own kiosks and terminals have been the most popular reload channel (see “–The cost to us of consumers reloading their Visa Qiwi Wallet accounts may increase”). There can be no assurance that this negative impact will not continue going forward as increased regulatory pressures put more agents out of business and deter new ones from entering it. Another recent development that could have a similar effect on our business is the introduction in 2016 of amendments to the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards”, dated May 22, 2003 (as amended). In particular, the law mandated that all kiosks (subject to certain exceptions) be equipped with new or modernized cash registers. If our agents are not able or willing to comply with the new legislation, it could cause a further reduction of our kiosk network.

All of these factors could undermine the appeal of our services for the consumers. Moreover, failure to comply with such enhanced control measures by us or our agents could result in the CBR imposing fines or restrictions on our activities (see “–Qiwi Bank, Rapida LTD and other Russian banks and credit organizations operate in a highly regulated environment, and increased regulator scrutiny could have an adverse effect on our business, financial condition and results of operations”). All of these factors could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and increase our profitability.

Our expansion into new geographical markets and further development of our international operations depend on our ability to apply our existing technology or to develop new applications to meet the particular needs of each local market or country. We may not have adequate financial, technological or personnel and management resources to develop effective and secure services or distribution channels that will satisfy the demands of these markets. We may not be able to establish partnerships with merchants or to attract agents to invest in new geographical markets to strengthen our international operations. If we fail to enter new markets or countries and to further develop our international operations, we may not be able to continue to grow our revenues and earnings. Furthermore, we may expand into new geographical markets in which we may not have any previous operating experience. We operate in an industry that is often subject to significant regulation, and our lack of familiarity with the regulatory landscape in new markets may result in us running into unanticipated problems or delays in obtaining the requisite regulatory approvals and licenses. We may not be able to successfully expand in such markets due to our lack of experience. Moreover, we may not be able to execute our strategy in our existing international operations successfully, which may result in additional losses or limit our growth prospects. In addition, expanding internationally subjects us to a number of risks, including:

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

Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws and therefore experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on us. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing our related operating costs and legal risks. If local authorities in Russia, Kazakhstan or other countries choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. This could also limit our ability in processing some of the payments we currently process going forward and may increase our cost of doing business.

For example, on January 01, 2017, the Regulatory Framework for Stored Values and Electronic Payment Systems came into force in the United Arab Emirates. It introduced a mandatory licensing and related compliance regime for certain electronic payment service providers and established a one-year transitional period for existing digital payment services providers to take appropriate measures to comply with the new rules. In case of failure to do so payment services provider may be mandated to cease provision of such services. Moreover, any individual or entity providing (or representing themselves as capable of providing) digital payment services without the appropriate license or authorization will be subject to administrative penalties. We are currently assessing the applicability and potential impact of the new legislation on our business.

If our position on our status under the Regulatory Framework is different from that of the UAE regulator or if we are unable to comply with the mandatory licensing if it is deemed applicable to us, it could have a material adverse effect on our business, financial condition and results of operations.

Further, at the end of 2014, our subsidiary in Kazakhstan became subject to local financial monitoring legislation, imposing certain client identification requirements on us. In connection with this legislation, we had to restructure our operations in Kazakhstan to make our Kazakh subsidiary the operator of our payment system in the country. The restructuring was completed in September 2015. As the anti-money laundering legislation in Kazakhstan is relatively nascent and undeveloped, we may face various difficulties when applying the legislation. If we are not able to comply with the applicable legislation for any reason, we could become subject to regulatory action in Kazakhstan and could face fines or significant restrictions on our operations in the country.

Moreover, the Law of the Republic of Kazakhstan No. 11-VI “On Payments and Payment Systems”, dated July 26, 2016, came into force in September 2016 substituting the Law of the Republic of Kazakhstan No. 237-I “On Payments and Money Transfers” dated June 29, 1998. The new law introduced a more comprehensive regulatory regime for the payments market in general, thus bringing the Kazakh legislation more in line with the international standards. Since the position of the local regulator in relation to the enforcement of the new legislation is not yet clear and established, we may be found in violation of applicable laws and regulations and be subject to penalties or other liabilities.

Furthermore, recently there has been increased public attention and heightened legislation and regulations regarding money laundering and terrorist financing. We sometimes have to make significant judgment calls in applying anti-money laundering legislation and risk being found in non-compliance with it, particularly in relation to its mandatory client identification requirements, if, for example, we process payments made by our consumers from their Visa Qiwi Wallet accounts for amounts in excess of the thresholds imposed by anti-money laundering legislation or for certain types of merchants without the required client identification. Although we use all methods available for client identification and believe we are in compliance with market practice (see “—Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”), the Russian regulators may view us as being non-compliant and impose fines and other sanctions on us. There can also be no assurance that the mandatory client identification requirements under the anti-money laundering legislation will not change further in a manner adverse to our business, for example, through making the identification process more burdensome or through lowering the thresholds for transactions which non-identified customers or customers that only underwent the simplified identification process can perform (see “Regulation”), which could result in lower payment volumes for us. For instance, there have already been proposals from certain government officials to ban payments by unidentified consumers altogether. Any adverse change to these requirements could have a substantial negative effect on our business.

Generally, Russian lawmakers and enforcement agencies have recently demonstrated increased scrutiny in matters relating to cyberspace and e-payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities.

In July 2016, we were served with notices from Roskomnadzor, the Russian state agency responsible, among other things, for overseeing the media and Internet, stating that we had breached Russian laws on public distribution of information about gambling, since our website contained links to services offered by certain betting operators which were allegedly not in compliance with the Russian betting legislation. We have complied with the prescriptions contained in the notices. However, there can be no assurance that further violations will not occur in the future as we service a wide variety of merchants and depend on their compliance with relevant laws in this regard. If we are found to be in breach, Roskomnadzor or other agencies could take further action against us, including by blocking our website or imposing fines or other sanctions.

Moreover, recent amendments to the Russian betting legislation introduced a more comprehensive regulatory framework in this area. In particular, under amendments to the Russian betting laws introduced in 2014 (see “Regulation”), in order to engage in the betting business, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. In 2016 QIWI Bank established a TSUPIS together with one of the self -regulated associations of bookmakers in order to be able to accept such payments. If any of our merchants engaged in the betting business is not able or willing to comply with the Russian betting legislation or if they decide to cease their operations in Russia for regulatory reasons or otherwise, we would have to discontinue servicing them and would lose the associated income. Moreover, if we are found to be in non-compliance with any of the requirements of the applicable legislation, we could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams. We may also be subject to reputational risks associated with being involved in the betting business through offering our payments services to betting merchants. Furthermore, we could face similar difficulties in other jurisdiction since online betting is an area of intense focus by regulators in many of the countries in which we operate.

Besides, in July 2016, a bill was signed into law making online services subject to VAT at the location of the customer, which would require any foreign companies selling certain online services in Russia to register as taxpayers in Russia and pay VAT on Russian sales. See “VAT on digital services in Russia” for more details. The new law also requires companies providing settlement services on behalf of the foreign merchants to act as tax agents and withdraw and remit to the tax authorities the applicable VAT. If we are found to have any obligations under this law or not be in compliance with such obligations or if the authorities choose to enforce specific interpretations of the applicable legislation that differ from ours, we could face significant adverse tax consequences. We could also experience a reduction in volumes from our foreign merchants as they cease or downsize their sales to Russia in the light of the new regulation.

In 2016 the Ministry of Finance of the United Arab Emirates announced that it was planning to introduce a value added tax at a rate of 5% with some limited exceptions including basic food items, healthcare and education starting from January 01, 2018. If implemented, it could increase our tax burden and thus reduce our margins.

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

Potential future acquisitions, partnerships and joint ventures may pose significant risks to our existing operations if they cannot be successfully integrated. These projects would place additional demands on our managerial, operational, financial and other resources, create operational complexity requiring additional personnel and other resources as well as enhanced control procedures. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. Moreover, even if we were successful in integrating newly acquired assets, expected synergies or cost savings may not materialize, resulting in lower than expected benefits to us from such transactions. We may spend time and money on projects that do not increase our revenue. Additionally, when making acquisitions it may not be possible for us to conduct a detailed investigation of the nature of the assets being acquired due to, for instance, time constraints in making the decision and other factors. We may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. In addition, in connection with any acquisitions, we must comply with various antitrust requirements. It is possible that perceived or actual violations of these requirements could give rise to regulatory enforcement action or result in us not receiving all necessary approvals in order to complete a desired acquisition. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. All of the above risks could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We have grown rapidly in recent years and need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown and developed rapidly in recent years and we are continuing to realign our compliance function with the size of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to implement enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. In particular, the Russian anti-money laundering laws to which we are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities. Following our acquisition of Rapida LTD in 2015, we have had to devote additional resources to enhance the compliance function within Rapida LTD, which, at the time of our acquisition, was deficient in several areas.

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

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs.

The payment services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects. These projects carry risks, such as delays in delivery, performance problems and lack of customer acceptance. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers. In addition, if alternative payment mechanisms become widely available, substituting our current products and services, and we do not develop and offer similar alternative payment mechanisms successfully and on a timely basis, our business and prospects could be adversely affected. Furthermore, we may be unable to recover the costs we have incurred in developing new services. Our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients, are not able to compete effectively with our competitors’ or do not perform as anticipated. As we enter markets that are new for us with our new product and services offerings, we face additional operational, regulatory and other risks that we may not be able to adequately address due to our lack of experience with such markets and associated risks.

In late 2016, we launched a payment-by-installments card program under the SOVEST brand. At the moment these cards are issued exclusively by Qiwi Bank. SOVEST cards are not co-branded with any other payment network. SOVEST cards operate as a payment-by-installment cards: consumers can use these cards to make payments to merchants within the card’s limit and then top up the balance of the card to repay the funds they used in equal installments or at once. If balance is topped up in a timely manner during the installment period, no interest or fee is charged on the consumer except for an annual subscription fee. We would only charge the consumers if they are late to repay the funds they have used. We believe that such charges would generally be lower than the interest charged on credit cards, and the free use installment period would generally be longer than the grace period offered by credit card issuers. We would receive income from the use of SOVEST cards in the form of fees payable to us by merchants that accept them in return for enabling consumers to receive better access to their products. Therefore, we view these late payment charges as a tool to disincentivize late repayments rather than a source of income for us. SOVEST cards can only be used with merchants that have enrolled in the program and not with any other companies. They also cannot be used to withdraw funds from an ATM. Although we expect the SOVEST program to deliver substantial future growth, there can be no assurance that it will ultimately gain sufficient acceptance with either merchants or consumers to justify our investment and to deliver the growth that we are projecting. We will incur significant costs in connection with its roll-out and operation that are likely to not be offset by associated income at least for a certain period of time. This program will be a cash-intensive project for us in particular since we will have to use our own funds to pay the merchants that our consumers make purchases from with the use of SOVEST cards, and if it does not yield the expected results, it will result in a substantial sunk cost for us. See also “–Our business is exposed to counterparty and credit risks” and “–Our operations may be constrained if we cannot attract or service future debt financing.”

We also actively develop other new products, services and technologies. Recently, we launched a company specifically dedicated to R&D work in connection with our blockchain and cryptoprocessing initiatives. If our efforts in connection with any of our R&D initiatives do not pay off as expected, this will result in the loss of our investment both in terms of money and management time, which could adversely affect our profitability.

Additionally, in order to remain competitive in an innovative industry such as ours, we have to make investments in start-up companies or undertake different research and development initiatives. If our investments in start-up companies or research and development initiatives do not yield the expected results, we may lose money, time and effort invested.

If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost effective basis, or if our new initiatives do not yield the expected results, our business, financial condition and results of operations could be materially adversely affected.

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

Under our agreements with Visa, we are required to comply with both the terms of those agreements and the terms of Visa Core Rules and Visa Product and Service Rules. If we do not comply with the terms of the agreements or the rules, Visa could seek to fine us, suspend us or terminate the registrations that allow us to process transactions on its network. In addition, under our agreements with Visa, Visa is entitled to terminate the agreements in case of a material breach by us or if it determines the agreements are contrary to its interests. If we are in breach of the agreements or Visa otherwise terminates its agreements with us, we may be unable to issue Visa-branded cards, which could have a material adverse effect on our business. The termination of our registration, or any changes in the payment network rules that would impair our registration, could prevent us from issuing Visa-branded cards, thereby reducing the number of transactions made through Visa Qiwi Wallet. Any of these factors could have a material adverse effect on our reputation, as well as on our business, financial condition and results of operations.

The cost to us of consumers reloading their Visa Qiwi Wallet accounts and other products may increase.

We make available to our consumers a large variety of methods to reload the Visa Qiwi Wallet accounts and SOVEST cards, including, among others, mobile phone balances, bank cards, kiosks and terminals and ATMs. The top up methods have different cost implications for us. For example, on payments made through the kiosks and terminals owned by our agents, we historically paid lower fees for reloading the Visa Qiwi Wallet than on payments made from bank cards as well as certain other channels. We currently do not attempt to direct consumer preferences towards particular reload methods. If their preferences are for other reload methods that come at a higher cost to us, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Qiwi Bank, Rapida LTD and other Russian banks and credit organizations operate in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations.

In September 2010, we acquired Qiwi Bank from certain of our shareholders. Qiwi Bank provides issuing, acquiring and deposit settlement functions within our group as well as serves as the issuing bank for our payment-by-installment card product under the brand SOVEST.

In June 2015 we acquired Rapida LTD from Otkritie Investment Cyprus Limited, or Otkritie. Rapida LTD is a non-banking credit organization and operates payment processing and money transfer settlements within the group. In January 2017 Rapida LTD began the process of merger into Qiwi Bank.

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

In April 2015 we have received order from the CBR prescribing QIWI Bank to comply with applicable electronic payments thresholds requirements in connection with electronic money transfers and the topping up of electronic accounts. We requested certain clarifications from the CBR, for which we are still awaiting a reply. In 2015 the CBR revealed certain violations by Rapida LTD of the applicable Russian legislation, including breaches of anti-money laundering legislation. As a result, a range of restrictions were imposed on its operations that have been removed due to full rectification of the violations as of the date of this annual report. After the acquisition, we implemented additional compliance and internal control procedures in Rapida LTD aimed to rectify the detected violations and to prevent them in future. However, there can be no assurance that such measures will be sufficient.

In July 2016 the CBR completed an audit of Qiwi Bank and discovered a number of deficiencies in its compliance with certain banking regulations in relation to, among other things, reporting requirements, cybersecurity and using of special accounts of payment agents and bank payment agents. The CBR issued an order to Qiwi Bank to rectify discovered violations, and Qiwi Bank is undertaking measures to implement the CBR’s recommendations, which is still ongoing as of the date of this annual report.

There can be no assurance that similar inspections in the future or increased scrutiny by the CBR will not result in discovery of more significant violations of various banking regulations, or what sanctions the CBR would choose to employ against us if this were to happen. Moreover, such scrutiny can be expected to increase following our launch of SOVEST as it brings us into the consumer lending territory that is an area of intense focus by the regulators. Any breach of applicable regulations could expose us to potential liability, including in extreme instances the revocation of our banking license. Revocation of any of our banking licenses would significantly hinder our ability to process payments, and would result in a decrease of our profitability, damage our reputation and could cause other regulators to increase their scrutiny of our activities. Furthermore, under our arrangements with Visa, Qiwi Bank represents, among other things, that it is in good standing and has been granted all necessary authorizations from applicable governmental and regulatory authorities to operate a Visa card program. If any of Qiwi Bank’s licenses are revoked or it loses its authorization to operate a Visa card program, Qiwi Bank will not be able to sustain the same level of operation under Visa card program. As a result of such breach Visa could terminate its agreements with us. For these reasons, any breach of laws and regulations by Qiwi Bank or the revocation of its banking licenses would have a material adverse effect on our business, financial condition and results of operations.

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Master-Bank, Investbank, ProBusinessBank, Svyaznoy Bank, Vneshprombank, Tatfondbank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations. These measures resulted in turmoil in the banking industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition to putting increasing regulatory pressure on Qiwi Bank and Rapida LTD, this change in policy by the CBR has also impacted, and we expect may continue to impact, our business in a number of other ways, including reduced spending by the banks on advertising, a decrease in consumer lending, resulting in less loan repayments through our network and therefore reduced fees as well as a decrease of the Contact’s network of partner banks through which it operates and corresponding decline in the reach of its network and thus money remittance volumes. As a result of a general decrease in banking activity, among other factors, Russia may continue to experience less robust consumer spending, which could also result in the reduction of our payment processing fees. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble. All of these factors could materially and adversely affect our business, financial condition and results of operations.

Customer complaints or negative publicity about our customer service could affect attractiveness of our services adversely and, as a result, could have an adverse effect on our business, financial condition and results of operations.

Customer complaints or negative publicity about our customer service could diminish consumer confidence in, and the attractiveness of, our services. Breaches of our consumers’ privacy and our security systems could have the same effect. We sometimes take measures to combat risks of fraud and breaches of privacy and security, such as freezing consumer funds, which could damage relations with our consumers. These measures heighten the need for prompt and attentive customer service to resolve irregularities and disputes. In addition, we have previously received negative media coverage regarding customer disputes. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence, which could have a material adverse effect on our business, financial condition and results of operations.

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

Despite measures we have taken and continue to take, our payment system has been and may continue to be used for fraudulent, illegal or improper purposes. These include use of our payment services in connection with fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, illegal online gambling, software and other intellectual property piracy, money laundering, bank fraud, terrorist financing, trafficking, and prohibited sales of restricted products.

Criminals are using increasingly sophisticated methods to engage in illegal activities. It is possible that fraudulent, illegal or improper use of our payment system could increase in the future. Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks. We are not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. An increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in the use of our kiosks, terminals, virtual wallets and other products. In addition, changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities and additional payments-related proposals are under active consideration by government authorities. Moreover, the perceived risk of the use of e-payments to finance fraudulent, illegal or improper activities is causing the regulators to impose restrictions on the payment systems’ operations that negatively affect regular compliant transactions as well.

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

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2016, we had credit exposure to our agents of RUB 2,998 million and to our merchants of RUB 2,470 million. Our receivables from merchants are generally unsecured and non-interest bearing, our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk.

In connection with our SOVEST installment card program, we are also subject to risks related to the credit quality of loans to our cardholders who have outstanding payments on SOVEST cards. Changes in the creditworthiness of our customers, or in their behavior, or arising from macroeconomic risks in the Russian or global financial systems, could result in losses for us and in us having to make provisions for impairment of related receivables. In recent years, Russia has experienced an increase in non-performing retail loans, and many of the banks that have been particularly active in this sector have faced difficulties. See also “–We are subject to the economic risk and business cycles of our merchants and agents and the overall level of consumer spending” and “–The banking system in Russia remains underdeveloped.” While we have credit policies in place to manage this risk, the techniques and checks used by us to evaluate the creditworthiness of applicants for the SOVEST cards (many of whom are expected to have little or no credit history) may not always present a complete and accurate picture of each consumer’s financial condition or be able to accurately evaluate the impact of various changes, including changes in the Russian macroeconomic situation, which could significantly and quickly alter a consumer’s financial condition. We have little experience addressing such risks as we have not been active in the consumer lending market before. Part of the anticipated appeal of the SOVEST program is its availability to people who would not fall within the normal target groups of regular banks, including consumers with limited or no credit histories. We plan to manage such risk by restricting the card limits available to such individuals; however, due to our lack of relevant experience, our projections may prove incorrect. Additionally, we cannot always accurately ascertain what the current indebtedness of any particular current or potential customer may be as the credit bureau databases in Russia are still in a developmental stage. Additionally, we have no way of preventing our customers from taking additional loans from other financial institutions or otherwise taking steps that heighten the risk that a customer may default on their SOVEST payments. As a result, we may not always be able to correctly evaluate the current financial condition of each prospective customer and accurately determine the ability of our customers to pay us back the funds they have used. In addition, we do not plan to take any security for payments outstanding under the SOVEST cards. As a result, in the event of defaults by a significant number of our consumers, we may be unable to recover all or a significant proportion of the balance of such outstanding amounts.

If we experience material defaults by our consumers, agents and/or merchants, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates.

We are exposed to currency risks. Our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies (predominantly cash from offering proceeds denominated in U.S. dollars, for details see “—Quantitative and Qualitative Disclosures About Market Risk – Foreign Exchange Risk”). Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the ruble and such other currencies. Changes in currency exchange rates also affect the carrying value of assets on our consolidated statement of financial position, which, depending on the statement of financial position classification of the relevant asset, can result in losses on our consolidated statement of financial position. In addition, because our earnings are primarily denominated in Russian rubles whereas our ADSs are quoted in U.S. dollar, currency exchange rate fluctuations between the Russian ruble and the U.S. dollar significantly affect the price of our ADSs.

Over the past ten years, the Russian ruble has fluctuated dramatically against the U.S. dollar and the euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflow from Russia, the Russian ruble has significantly depreciated against the U.S. dollar and euro since the beginning of 2014. According to the CBR, from December 31, 2014 to December 31, 2015 and from December 31, 2013 to December 31, 2014, the ruble has depreciated by 30% and 72% against the U.S. dollar, respectively, and by 17% and 52% against the euro, respectively. From December 31, 2015 to December 31, 2016, the ruble appreciated somewhat against these currencies, but no assurance can be given that significant fluctuations will not occur in the future. Further fluctuations of the ruble could have a material adverse effect on our business, financial condition, results of operations and the price of our ADSs.

Regulatory authorities in Russia and Kazakhstan could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility, which may adversely affect our business, financial condition and results of operations.

The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. One of the important questions is to identify and define the relevant market, in which the entity in question operates. There are numerous aspects to be taken into account, including interchangeability or substitutability of the products and/or services for the consumer, their pricing and intended use. Different approaches may be applied in this respect by anti-monopoly authorities and the participants of the market. Thus, the state authorities may conclude that we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with merchants and agents, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of a fine of up to 15% of our annual revenue for the previous year. In addition, in April 2012 the Competition Protection Agency of the Republic of Kazakhstan, or the Competition Protection Agency, included our subsidiary in Kazakhstan in the state register of market participants with dominant or monopoly position in Kazakhstan. We have subsequently been taken off this register due to changes in Kazakh law; however, there can be no assurance that we will not be deemed to hold a substantial market share in Kazakhstan going forward and therefore could become target of antimonopoly action or related operating restrictions in certain jurisdiction in which we operate. These limitations if imposed may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

We may not be able to successfully protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Further, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, such as Russia and Kazakhstan, Moldova, Romania and Belarus, our intellectual property rights may not be as protected as they may be in more developed markets such as the United States. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Additionally, we do not hold any patents for our business model or our business processes, in part because our ability to obtain them in Russia is subject to legislative constraints, and we do not currently intend to obtain any such patents in Russia or elsewhere.

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

Our operations may be constrained if we cannot attract or service future debt financing.

We may incur debt financing to finance the development of the SOVEST installment card program, and our operations and growth may be constrained if we cannot do so on favorable terms or at all. Our debt capacity depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which are outside of our control. If our cash flow from operating activities is insufficient to service our debt, we could be forced to take certain actions, including delaying or reducing capital or other expenditures or other actions, to restructure or refinance our debt; selling or mortgaging our assets or operations; or raising additional equity capital, which we might not be able to do on favorable terms, in a timely manner or at all. Furthermore, such actions might not be sufficient to allow us to service our debt obligations in full and, in any event, could have a material adverse effect on our business, financial condition, and results of operations. Moreover, our inability to service our debt through internally generated cash flow or other sources of liquidity could put us in default of our obligations to creditors, which could trigger various default provisions under our financings, which could have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Corporate Governance Matters and Organizational Structure

The substantial share ownership position of our chief executive officer Sergey Solonin may limit your ability to influence corporate matters.

Our chief executive officer Sergey Solonin, through Saldivar Investments Limited, beneficially owns 76.5 % of our class A shares, representing approximately 59.3 % of the voting power of our issued share capital. As a result of this concentration of share ownership, Mr. Solonin has sole discretion over any matters submitted to our shareholders for approval that require a simple majority vote and has significant voting power on all matters submitted to our shareholders for approval that require a qualified majority vote, including the power to veto them. Our articles of association require the approval of no less than 75% of present and voting shareholders for matters such as amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group. Matters requiring a simple majority shareholder vote include, among other matters, increasing our authorized capital, removing a director, approving the annual audited accounts and appointing auditors.

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

Due to our ownership of Qiwi Bank and Rapida LTD, any transactions resulting in the acquisition of more than 50% of our voting power or the right to otherwise direct our business activities would become subject to preliminary approval by the CBR. In addition, any acquisition of more than 50% of our voting power may also be subject to a preliminary approval by the Russian Federal Antimonopoly Service, or the FAS. Furthermore, Qiwi Bank and Rapida LTD hold encryption licenses which are necessary to conduct their operations, and by virtue of this may be deemed to be “strategic enterprises” for the purposes of the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended. In this case, any acquisition of control over our company would require an approval of a specialized government commission, which is a relatively lengthy process that typically takes between three and six months in practice. See “Regulation—Regulation of Strategic Investments.” These regulatory approval requirements may have the effect of making a takeover of our company more difficult or less attractive, and may prevent or delay a change of control, which could have a negative impact on the liquidity of, and investor interest in, our ADSs.

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

As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted in certain cases to, and do, follow Cyprus corporate governance practices instead of the corresponding requirements of Nasdaq. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission any significant requirement that it does not follow and describe the home country practice followed instead of any such requirement. We follow Cyprus corporate governance practices with regard to the composition of our board of directors which, unlike the applicable Nasdaq rule for U.S. corporations, do not require that a majority of our directors be independent. As a result, although currently four out of seven directors on our board are independent, we cannot assure you that our board of directors will always have a majority of independent directors in the future. We also do not have a compensation committee or a nominating committee comprised entirely of independent directors, and our independent directors do not meet in regular executive sessions. In addition, our board of directors has not made any determination whether it will comply with certain Nasdaq rules concerning shareholder approval prior to our taking certain company actions, including the issuance of 20% or more of our then-outstanding share capital or voting power in connection with an acquisition, and our board of directors, in such circumstances, may instead determine to follow Cypriot law. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules.

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

In response to the Ukraine crisis, Ukraine, the European Union and the United States (as well as other countries such as Norway, Canada and Australia) have passed a variety of economic sanctions against Russia. One form these sanctions have taken is to identify certain persons as ‘designated nationals’ with the basic practical consequences that U.S. persons cannot do business with them while EU persons cannot provide funds or other economic resources to them, their assets in the EU and United States are subject to seizure and in the case of individuals they can be subject to travel bans. A number of Russian government officials, businessmen, banks and companies have been so designated. Another form these sanctions have taken, with greater consequence for the Russian economy, is ‘sectoral’ sanctions with the basic consequence that several of Russia’s leading banks – including Gazprombank, Vnesheconombank, Bank of Moscow, Russian Agricultural Bank, VTB Bank, and Sberbank – cannot access Western capital (as EU and U.S. persons are prohibited from extending them debt financing in excess of 30 days or dealing in their new equity issuances and providing related services); similar sectoral sanctions have been applied against several prominent Russian oil and gas and defense companies. Other Western sanctions have been imposed in respect of, among other things, Russian military defense entities, dual use technologies, sophisticated off-shore oil drilling technologies and doing business in Crimea.

In November 2016, the National Bank of Ukraine has banned several Russian payment systems from the Ukrainian market, including ours. So far this measure has not had a significant impact on our business; however, there can’t be any assurance that it will not do so in the future, or other countries will not introduce similar measures. While other current sanctions do not target us or the payments industry more generally, these sanctions have had and may continue to have the effect of damaging the Russian economy by, among other things, accelerating capital flight from Russia, weakening of the Russian ruble, exacerbating the negative investor sentiment towards Russia and making it harder for Russian companies to access international financial markets for debt and equity financing. In addition, a number of Western businesses have curtailed or suspended activities in Russia or dealings with Russian counterparts for reputational reasons even though currently neither such activities nor dealings with their relevant Russian counterparts were proscribed by the sanctions. An expansion of the existing or introduction of new sanctions, including those mentioned above, or sanctions specifically targeting us or our management or shareholders, or our sector generally, could result in our international customers, suppliers, shareholders and other business partners revising their relationship with us for compliance, political, reputational or other reasons, which could affect our business.

As a response to the Western sanctions, since 2015, all Russian domestic transactions with the use of cards issued under international brands, such as Visa and MasterCard, have been processed through the facilities of the Russian national payment card system rather than the international payment systems’ own facilities pursuant to legislation that came into effect in 2014 in response to international payment systems shutting off Russian banks that became targets of Western sanctions. While both Visa and MasterCard are continuing to operate in Russia within the framework of the new legislation, there can be no assurance how situation will further develop. If further adverse legislative changes are implemented and Visa ceases to operate in Russia, we may be unable to issue Visa-branded cards. This could lower consumer confidence with our products and could reduce the number of transactions made though Visa Qiwi Wallet, which could have a material adverse effect on our Visa Qiwi Wallet business and our business as a whole. Additionally, these developments have caused international payment systems to start increasing their fees for Russian banks to protect their margins. Additional sanctions or other countermeasures imposed by Russia against the U.S. or the E.U. may have a material adverse effect on our business, financial condition, results of operations, prospects or the price of our ADSs. In particular, there is a draft law under consideration by the Russian State Duma that would restrict money remittance from Russia to countries that have introduced sanctions against Russian payment systems, proposed as a response to the Ukrainian sanctions discussed above. The draft law has been approved by the Duma in the first reading in February 2017. If it becomes law, or if the Russian government introduces similar restrictions on payment systems’ operations, this could negatively impact our volumes or put us in breach of applicable law and make us subject to penalties.

In addition, following the accession of Crimea to Russia, which is seen by the EU and the US as illegal annexation of Crimea, some of our agents, which are incorporated elsewhere in Russia, started to place and operate QIWI branded kiosks in that region. Further, we have direct contacts with several Crimea banks that are registered as financial legal entities in Crimea and operate as our agents or merchants. On December 19, 2014, U.S. President Obama signed a new executive order imposing comprehensive sanctions on the Crimea region. Almost all transactions involving a U.S. person or that are subject to U.S. jurisdiction and that directly or indirectly involve an individual or entity in Crimea are prohibited, with the exception of certain transactions involving certain agricultural commodities, medicine and medical devices. The executive order also permits the designation of persons that operate in Crimea, leaders of entities operating in Crimea, entities that are owned or controlled by a person that is designated by OFAC, or persons that provide material assistance or financial, material, or technological support to a person that is designated by OFAC. The EU has similarly introduced a broad set of sanctions through the Council Regulation (EU) 692/2014 as amended by Regulation (EU) 1351/2014, including: an investment ban prohibiting to acquire new or extend any existing participation or ownership of real estate located in Crimea or Sevastopol, acquire new or extend any existing participation or ownership or control of an entity in Crimea or Sevastopol, provide financing to an entity in Crimea or Sevastopol, create any joint venture in Crimea or Sevastopol or with an entity in Crimea or Sevastopol or provide investment services directly related to the above activities; an embargo on certain listed goods and technology that are suited for the key sectors of transport, telecommunications, energy and mining; and an import ban on goods originating from Crimea and Sevastopol and on financial assistance as well as insurance and reinsurance related to such import.

To date, we do not believe that any of the current sanctions as in force limit our ability to operate in Crimea. Nevertheless, any new or expanded sanctions that may be imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries may materially adversely affect us.

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

The crisis in Ukraine is ongoing and could escalate. Were full-fledged hostilities to break out between Ukraine and Russia, they would likely cause significant economic disruption and further calls from the Western countries for a comprehensive sanction regime that would seek to further isolate Russia from the world economy. Even the current level of ongoing civil insurrection in eastern Ukraine, if no resolution is forthcoming, may well lead to further strengthening and broadening of Ukraine-related sanctions. For example, there have been proposals to cut off Russia from the international SWIFT payment system, which would disrupt ordinary financial services in Russia and any cross-border trade. The potential further repercussions surrounding the situation in Crimea and Eastern Ukraine are unknown and no assurance can be given regarding the future of relations between Russia and other countries. Overall, the situation in Ukraine and Crimea remains uncertain and we cannot predict how the Ukrainian crisis will unfold or the impact it will have on our business or results of operations. Any or all of the above factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

Russian military support for the Syrian government could also contribute to a further deterioration in relations with Western governments, and result in the imposition of sanctions, which could materially adversely affect the value of investments in Russia, including our ADSs, as well as our business, financial condition, results of operations and prospects.

Another recent point of tension between Russia and U.S. and E.U. governments has been the Russian role in the Syrian crisis and its steadfast support for the government of Syria headed by President Bashar al-Assad. Throughout 2015, and 2016, direct Russian military support for the Syrian government has been increasing, with Russian military being directly involved in air bombing missions on various anti-government rebel forces and on-the-ground combat against them. According to press reports, Russian planes have carried out such missions not only against Islamic State rebel forces (which are also under attack by U.S.-led forces) but also against the rebel forces generally supported by Western countries. Western governments have generally called for the immediate departure of President Assad, a position that Russia rejects. Concern has been expressed that these uncoordinated military missions of Russia, the United States and other forces in Syria could lead to confrontation. U.S. and EU officials have stated that they do not view increased Russian military support of the Syrian government as helpful in resolving the ongoing Syrian civil conflict. Russian military involvement in Syria has also been increasingly blamed for the humanitarian crisis currently going on in Syria, particularly in connection with the bombings of Aleppo.

The U.S., the E.U. and a number of other states have imposed economic sanctions against various Syrian government officials and other Syrian nationals in light of the current civil conflict in Syria. Russia’s role in the Syrian conflict might lead to further sanctions against Russia, including economic sanctions, and may be an additional factor in an overall deterioration in relations between Russia and the West. Accordingly, the Syrian crisis, for which no resolution appears imminent, and Russia’s apparent expanding role in supporting the Syrian government, could lead to international sanctions or other countermeasures by Western countries again Russia, and ultimately have a material adverse effect on our business, financial condition, results of operations and prospects.

Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.

Our business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law we distinguish three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. The consumers who have not undergone any identification procedure are qualified as anonymous and are not allowed to perform transactions in excess of RUB15,000 as well as hold an electronic money account balance in excess of RUB15,000. They may also face some restrictions in terms of categories of merchants they can pay to (for example they cannot pay for foreign merchants). The consumers who have undergone simplified identification procedure with the payment services provider are entitled to perform electronic money transactions in excess of RUB15,000 provided that at any point of time the account balance of electronic money does not exceed RUB60,000 and the total amount of transactions does not exceed RUB200,000 per month. Fully identified consumers are entitled to perform same type of electronic transfers as consumers identified through a simplified procedure but with increased threshold of the electronic money account balance of RUB600,000 and no limitations for the total transaction amount per month. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit a government order No. 630 dated 8 July 2014 was enacted providing that public databases shall be set up by specific government authorities and access to them shall be granted to the third parties authorized to carry out identification of consumers, to our knowledge, such databases are not yet up and running at scale. Thus, current situation could cause us to be in violation of the identification requirements. In case we are forced not to use the simplified identification procedure until the databases are fully running or in case the identification requirements are further tightened, it could negatively affect the number of our consumers and, consequently, our volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If we are found to be in non-compliance with any of its requirements, we could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

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

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have recently been strained over a variety of issues. On March 21, 2014, President Putin signed legislation to recognize Crimea’s accession to, and status as part of, Russia. Since then, there has been continuing tensions between Russia and Ukraine, which were aggravated by the military conflict in Eastern Ukraine. The events in Ukraine, Crimea and Syria have prompted condemnation by members of the international community and have been strongly opposed by the EU and the United States, with a resulting material negative impact on the relationships between the EU, the United States and Russia. See “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. Additionally, in December 2016 the U.S.-Russia relationships became further strained over the alleged involvement of the Russian government in the cyber-attacks aimed at disrupting the election process in the U.S. and the new sanctions imposed by the U.S. president in response. The emergence of new or escalated tensions between Russia and other countries could negatively affect the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

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

The Russian economy has fallen into recession in 2015 and continues to suffer from ruble depreciation, inflation and capital flight, and depends highly on the global pricing of crude oil, which has fallen significantly compared to 2014.

Russian real GDP contracted by 3.7% in 2015, putting Russia in recession. 2015 was the worst year for the Russian economy since 2009, when Russian GDP fell 7.8%, according to Rosstat. In 2016 Russian real GDP sustained a decline at a slower pace and fell by 0.2% according to Rosstat. Given the importance of the energy sector to the Russian economy, a principal reason for this downturn has been the continued low level of global oil prices. After a steep fall in 2015, the price of the global benchmark Brent crude in 2016 rose from U.S.$37.28/bbl on December 31, 2015 to U.S. $54.96/bbl on December 31, 2016, which remains significantly lower than the pre-2015 prices and was not sufficient to stabilize the economy. The international sanctions arising from the Ukraine crisis have also undercut confidence in the Russian economy and added to the cost of capital. The lack of confidence in the Russian economy led to a run on the ruble in late 2014 and further weakening in 2015 (which were slightly offset by appreciation by the end of 2016: the average ruble/U.S. dollar exchange rate was RUB36.18/$1 for the third quarter of 2014, RUB46.96/$1 for the fourth quarter of 2014, RUB62.16/$1 for the first quarter of 2015, RUB52.63/$1 for the second quarter of 2015, RUB62.85/$1 for the third quarter of 2015, RUB65.86/$1 for the fourth quarter of 2015, RUB74.63/$1 for the first quarter of 2016, RUB65.89/$1 for the second quarter of 2016, RUB64.62/$1 for the third quarter of 2016, and RUB63.07/$1 for the fourth quarter of 2016, according to the CBR. This has been accompanied by rising inflation and a declining trend in real average wages. According to Rosstat, inflation was 11.4% in 2014,12.9% in 2015 and 5.4% in 2016, while real average wages have been declining (with Rosstat’s preliminary data for 2015 indicating that the population’s real disposable income contracted by 5.9% in 2016 as compared to 2015). Against this backdrop, household consumption decreased significantly in 2015 versus 2014, although it grew slightly by 1.5% in 2016, according to Rosstat. Another indicator of lack of confidence in the Russian economy is capital flight, which was U.S.$15.4 billion in 2016, U.S.$56.9 billion in 2015, U.S.$153.0 billion in 2014 and U.S.$63.0 billion in 2013. There are concerns that the Russian government may seek to increase the tax burden of Russian companies or become stricter in its enforcement of existing tax legislation in the light of the shrinking state income due to decline in oil prices. The weakening of the Russian economy and the deterioration of Government finances (which rely significantly on taxes on oil revenues) has also led to international rating agencies to lower the Russian Federation credit ratings. Credit ratings for a number of Russian companies and banks have been lowered in the past months, another factor contributing to an increased cost of capital in the Russian economy.

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

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Master-Bank, Investbank, ProBusinessBank, Svyaznoy Bank, Vneshprombank, Tatfondbank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. It could be expected that the difficulties currently faced by the Russian economy could result in further collapses of Russian banks. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Current economic circumstances in Russia are putting stress on the Russian banking system. Combined with heightened interest rates – with the key interest rate of the CBR currently at 10% per annum (and rising as high as 17% over the course of 2014-2015) – these circumstances decrease the affordability of consumer credit, putting further pressure on overall consumer purchasing power.

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

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to Rosstat, inflation in the Russian Federation was 6.5% in 2013, 11.4% in 2014,12.9% in 2015 and 5.4% in 2016. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

The immaturity of legal systems, processes and practices in the Russian Federation may adversely affect our business, financial condition and results of operations.

Risks associated with the legal systems of the Russian Federation include, to varying degrees, inconsistencies between and among laws, presidential decrees, edicts and governmental and ministerial orders and resolutions; conflicting local, regional, and federal rules and regulations; the lack of judicial or administrative guidance regarding the interpretation of the applicable rules; the untested nature of the independence of the judiciary and its immunity from political, social and commercial influences; the relative inexperience of jurists, judges and courts in interpreting recently enacted legislation and complex commercial arrangements; a high degree of unchecked discretion on the part of governmental authorities; alleged corruption within the judiciary and governmental authorities; substantial gaps in the regulatory structure due to delays in or absence of implementing regulations; bankruptcy procedures that are not well-developed and are subject to abuse; and a lack of binding judicial precedent. All of these weaknesses affect our ability to protect and enforce our legal rights, including rights under contracts, and to defend against claims by others. In addition, the merger of the Supreme Arbitration Court of the Russian Federation, which used to oversee business disputes, into the Supreme Court, which used to only handle criminal cases and civil lawsuits, is viewed by some as having further aggravated these issues.

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

In addition to Russia, our operations in Kazakhstan have become significant. In many respects, the risks we face in operating business in Kazakhstan are similar to those in Russia as set out above in “—Risks Relating to the Russian Federation and Other Markets in Which We Operate”. As is typical of an emerging market, Kazakhstan does not possess a well-developed business, legal and regulatory infrastructure and has been subject to substantial political, economic and social change. Our business in Kazakhstan is subject to Kazakhstan specific laws and regulations including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. In addition, we are exposed to foreign currency fluctuations, between the Russian ruble and the Kazakh tenge, which could affect our financial position and our profitability. Our failure to manage the risks associated with doing business in Kazakhstan could have a material adverse effect upon our results of operations.

Risks Relating to Taxation

Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia.

We are subject to a broad range of taxes and other compulsory payments imposed at federal, regional and local levels, including, but not limited to, profits tax, VAT, corporate property tax and social contributions. Tax laws, namely the Russian Tax Code, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is often unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continual changes to the interpretation of existing laws. Although the quality of Russian tax legislation has generally improved with the introduction of the first and second parts of the Russian Tax Code, the possibility exists that Russia may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations. A large number of changes have been made to various chapters of the Russian Tax Code since their introduction. Since Russian federal, regional and local tax laws and regulations are subject to changes and some of the sections of the Russian Tax Code relating to the aforementioned taxes are comparatively new, interpretation of these regulations is often unclear or non-existent. Also, different interpretations of tax regulations exist both among and within government bodies at the federal, regional and local levels, which creates uncertainties and inconsistent enforcement. The current practice is that private clarifications to specific taxpayers’ queries with respect to particular situations issued by the Russian Ministry of Finance are not binding on the Russian tax authorities and there can be no assurance that the Russian tax authorities will not take positions contrary to those set out in such clarifications. During the past several years the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of the tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits. In practice, the Russian tax authorities generally interpret the tax laws in ways that do not favor taxpayers, who often have to resort to court proceedings against the Russian tax authorities to defend their position. In some instances, Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory. Taxpayers often have to resort to court proceedings to defend their position against the tax authorities.

The Russian tax authorities are increasingly taking a “substance over form” approach. For example, starting from January 1, 2015 a number of amendments have been made to the Russian tax legislation introducing, among others, the concepts of controlled foreign companies, corporate tax residency and beneficial ownership (see also “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”). Due to the relative lack of court and administrative practice, no assurance can be currently given as to how these amendments will be applied in practice, their potential interpretation by the tax authorities and the possible impact on us.

In addition, in April 2016 a draft law introducing country-by-country reporting (“CbCR”) requirements has been released for public discussion. In September 2016 significantly expanded version of draft law was published by the Russian Ministry of Finance. Introducing mandatory filing of CbCR is in general in line with the Organization for Economic Co-operation and Development (“OECD”) recommendations within the Base Erosion and Profit Shifting (“BEPS”) initiative. The proposed amendments would require multinational corporate enterprise groups with consolidated revenues of over certain threshold to submit annual CbCR, as well as certain other reporting forms detailing multinational corporate enterprises groups operations (locally and globally, respectively), as well as transfer pricing methodologies applied to intra-group transactions. It is at the moment unclear how the above measures will be applied in practice by the Russian tax authorities and courts. It is proposed that only multinational corporate enterprises with consolidated revenues of over RUB 50 billion to be subject to CbCR requirements. Thus, if the proposed amendments come into force and we reach the reporting threshold in Russia, or alternatively in any other jurisdiction of our presence (e.g. in Cyprus, where the Decree issued by the Cyprus Minister of Finance on December 30, 2016 introduced a mandatory CbCR for multinational enterprise groups generating consolidated annual turnover exceeding EUR 750 million) we may be liable to submit relevant CbCR.

The possibility exists that the Government may introduce additional revenue-raising measures. Although it is unclear how such measures would operate, the introduction of any such measures may affect the Group’s overall tax efficiency and may result in significant additional taxes becoming payable.

Further, the Russian Ministry of Finance in its “Main Directions of Russian Tax policy for 2017 and the Planning Period of 2018 and 2019” outlined a number of initiatives. Among others, the following changes were put in force as a legislative implementation of those initiatives: temporary limit on the amount of loss carried forward to be utilized to reduce taxable income (applicable for 2017-2020 inclusively); increase of late payment interest for overdue tax payments; changes to classification of controlled transactions under the transfer pricing rules (starting from 2017 any guarantees between Russian non-banking organizations, as well as interest-free loans between Russian related parties will not be treated as controlled transactions).

It is expected that other initiatives of the Russian Ministry of Finance, such as acceding to the OECD Multilateral Convention on amending double tax treaties, and automatic information exchange with foreign tax authorities, will also be adopted in the near time.

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

Our business in Russia may be deemed to receive unjustified tax benefits.

In its decision No 138-0 dated July 25, 2001, the Constitutional Court of the Russian Federation, or the Constitutional Court, introduced the concept of “a taxpayer acting in a bad faith” without clearly stipulating the criteria for it. Similarly, this concept is not defined in Russian tax law. Nonetheless, this concept has been used by the tax authorities to deny, for instance, the taxpayer’s right to obtain tax deductions and benefits provided by the tax law. The tax authorities and courts often exercise significant discretion in interpreting this concept in a manner that is unfavorable to taxpayers. On October 12, 2006, the Plenum of the Higher Arbitrazh Court of the Russian Federation, or the Higher Arbitrazh Court, issued Ruling No. 53, formulating the concept of an “unjustified tax benefit” which is defined in the ruling mainly by reference to specific examples of such tax benefits (e.g., tax benefits obtained as a result of a transaction that has no reasonable business purpose) which may lead to disallowance of their application. There is growing practice of the interpretation of this concept by the tax authorities or the courts and it is apparent that the tax authorities actively seek to apply this concept when challenging tax positions taken by taxpayers. Although the intention of Ruling No. 53 was to combat the abuse of tax law, based on cases brought to courts to date relating to Ruling No. 53, the tax authorities have started applying the “unjustified tax benefit” concept in a broader sense than may have been intended by the Higher Arbitrazh Court. In particular, we are aware of cases when this concept has been applied by the tax authorities in order to disallow benefits granted by double tax treaties. To date, in the cases where this concept has been applied, the courts have ruled in favor of taxpayers that managed to demonstrate business rationale of the operations challenged by the Russian tax authorities, but it is not possible to determine whether the courts will follow these precedents in the future.

In May 2015, a draft legislation introducing the concept of “unjustified tax benefit” into the Russian Tax Code passed the first reading in the State Duma of the Russian Federation. Subject to certain exceptions, the proposed legislation would prohibit taxpayers from deducting expenses for profits tax purposes and corresponding input VAT in cases where a business transaction was primarily aimed at tax avoidance, the primary documents were signed by unauthorized or unspecified persons, or the seller did not actually sell goods (work, services) or transfer any property rights. Although at the moment the draft law is still under review and pending amendments to be made by the State Duma of the Russian Federation and it is not clear how the final legislation will be worded it is anticipated that the introduction of these changes would allow the Russian tax authorities to have more arguments in disputes with taxpayers related to unjustified tax benefits. It is unclear if and when the concept of “unjustified tax benefit” is to be introduced into the Russian tax legislation.

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

Tax returns together with related documentation are subject to review and investigation by a number of authorities, which are enabled by Russian law to impose substantial fines and interest charges. Generally, taxpayers are subject to tax audits for a period of three calendar years immediately preceding the year in which the decision to conduct the audit is taken. Nevertheless, in some cases the fact that a tax period has been reviewed by the tax authorities does not prevent further review of that tax period, or any tax return applicable to that tax period. In addition, based on the court practice and the first part of the Russian Tax Code, the three-year statute of limitations for tax liabilities is extended if the actions of the taxpayer create insurmountable obstacles for the tax audit. Because none of the relevant terms is defined in Russian law, the tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” or “created insurmountable obstacles” in respect of an audit, effectively linking any difficulty experienced in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek tax adjustments and penalties beyond the three-year term. Therefore, the statute of limitations is not entirely effective. Tax audits may result in additional costs to our Group if the relevant tax authorities conclude that our Russian entities did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our Group by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, financial condition and results of operations.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions.

Russian transfer pricing legislation became effective in the Russian Federation on January 1, 1999. This legislation allowed the tax authorities to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). Following the adoption of Federal Law No. 227-FZ “On amendments to certain legislative acts of the Russian Federation in connection with the improvement of pricing principles” dated July 18, 2011, current transfer pricing rules became effective from January 1, 2012. The list of the “controlled” transactions under the current transfer pricing legislation includes transactions with related parties (with several exceptions including any guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. The amendments have toughened considerably the previous transfer pricing rules, by, among other things, effectively shifting the burden of proving market prices from the tax authorities to the taxpayer and obliging the taxpayer to keep specific documentation. The current rules also permit taxpayers to enter into advance pricing agreements with the tax authorities; however, it is unclear how such agreements will operate in practice. Special transfer pricing rules apply to transactions with securities and derivatives. It is currently difficult to evaluate what effect these provisions may have on us.

Currently the tax authorities perform tax audits of some Russian taxpayers with major focus on compliance with existing transfer pricing legislation. It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and lack of established practice of application of the Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) and accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they may be material.

ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs.

In the event that the proceeds from a sale, exchange or disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees). In case of non-resident holders that are legal entities or organizations proceed from sale, exchange or disposal of ADSs would be regarded as Russian source proceeds subject to tax in Russia at the rate of 20% if more than 50% of our assets consist of immovable property in Russia. Relevant tax may be eliminated under any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that no more than 50% of our assets consist of immovable property situated in Russia (as defined in the treaty). Because the determination of whether more than 50% of our assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute more than 50% of our assets. If more than 50% of our assets were to consist of immovable property situated in Russia, the benefits of the United States-Russia double tax treaty may not be available to an ADS holder (whether a legal entity or an individual).

Changes in the double tax treaty between Russia and Cyprus may significantly increase our tax burden.

A company that is tax resident of Cyprus is subject to Cypriot taxation and qualifies for benefits available under the Cypriot tax treaty network, including the Russia-Cyprus double tax treaty. We can provide no assurance that the double tax treaty will not be renegotiated or revoked.

The Protocol of October 7, 2010 introduced a number of amendments to the Russia-Cyprus double tax treaty dated December 5, 1998. Most of these amendments have been in effect since January 1, 2013. Additionally, the Protocol contained a clause on Article 13 of the Russia-Cyprus double tax treaty, under which gains from the alienation of shares or similar rights deriving more than 50% of their value from immovable property, must be taxed in the country where the property is located starting from January 1, 2017. According to information from the Cypriot Ministry of Finance, an additional protocol to the Russia-Cyprus double tax treaty is expected to be signed as the parties are currently finalizing this document. It will stipulate that the changes described above will eventually take effect, but will be postponed to a later date. The final deadline will depend on when similar amendments are made to Russia’s double tax treaties with other European countries. It is still unclear, however, whether these changes are introduced and how these changes of the Russia-Cyprus double tax treaty (if adopted) could be postponed as they are already in effect since January 1, 2017.

Adverse changes in, or the cancellation of, the Russia-Cyprus double tax treaty may significantly increase our tax burden and adversely affect our business, financial condition and results of operations.

We may be deemed to be a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. The Cyprus Tax Authorities have published a questionnaire form indicating information that need to be provided by a company when obtaining Cyprus tax residency certificate. According to the information provided by a company via submission of the said questionnaire, it may or may not be considered a Cyprus tax resident. For more details in relation to tax residency see “Item 10.E Taxation—Material Cypriot Tax Considerations—Tax residency”. If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident.

Further, we would not be eligible for benefits under the tax treaties entered into between Cyprus and other countries. If applicable Russian law is amended so that a company that is a tax resident of Cyprus can also be considered a tax resident of Russia, the tax treaty in force between Cyprus and Russia provides that such a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. A protocol to this treaty was signed in October 2010 and ratified by Cyprus in September 2011 and the Russian Duma in February 2012. This protocol provides that the process of determining the effective management in this case will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors. Where the majority of our board of directors comprises tax residents or citizens of Russia, this may pose a risk that we, even if we are managed and controlled in Cyprus and therefore a tax resident in Cyprus, may be deemed to have a permanent establishment in Russia or elsewhere. Such a permanent establishment could be subject to taxation of the jurisdiction of the permanent establishment on the profits allocable to the permanent establishment. If we are tax resident in a jurisdiction outside of Cyprus or are deemed to have a permanent establishment in Russia or elsewhere, our tax burden may increase significantly, which, in turn, may materially adversely affect our business, financial condition and results of operations.

We may be subject to Special Contribution for the Defence Fund in Cyprus.

According to the provisions of the Special Contribution for the Defence of the Republic Law N.117(I)/2002, as amended, Special Contribution for the Defence might be imposed on dividend income, “passive” interest income and rental income earned by companies tax resident in Cyprus (See “Item 10.E Taxation – Material Cypriot Tax Considerations – Taxation of Dividend income” and - “Deemed Dividends Distribution”).

Cyprus tax resident companies which do not distribute 70% of their profits after tax, as defined by the Special Contribution for the Defence of the Republic Law, by the end of the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special Contribution for the Defence will be payable on such deemed dividend to the extent that the shareholders for deemed dividend distribution purposes at the end of the period of two years from the end of the year of assessment to which the profits refer, are Cyprus tax residents. The Special Contribution for the Defence rate is equal to 17% in respect of profits of years of assessment 2012 onwards. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year by the end of the period of two years from the end of the year of assessment to which the profits refer. This Special Contribution for the Defence is paid by the Company for the account of the shareholders.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the Special Contribution for the Defence any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax resident in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

To the extent that we are unable to recover this amount due to a change in shareholders or no actual dividend is ever paid out of the relevant profits, we will suffer the cost of this defense tax. Imposition of this tax could have a material adverse effect on our results of operations and financial condition if we are unable to recover the tax from shareholders as described above.

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

We will be classified as a PFIC in any taxable year if either: (a) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (b) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization securities, we would likely become a PFIC for a given taxable year if the market price of our ADSs were to decrease significantly. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or ordinary shares, the U.S. investor might be subject to increased U.S. federal income tax liability and to additional reporting obligations. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to our ADSs or ordinary shares. See “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Companies.”

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

The Russian Tax Code contains the concept of a permanent establishment in Russia as means for taxing foreign legal entities, which carry on regular entrepreneurial activities in Russia beyond preparatory and auxiliary activities. The Russian double tax treaties with other countries also contain a similar concept. If a foreign company is treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company’s income that is attributable to the permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is not well developed and so foreign companies having even limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under international norms, may be at risk of being treated as having a permanent establishment in Russia and hence being exposed to Russian taxation. Furthermore, the Russian Tax Code contains attribution rules, which are not sufficiently developed and there is a risk that the tax authorities might seek to assess Russian tax on the global income of a foreign company. Having a permanent establishment in Russia may also lead to other adverse tax implications, including challenging a reduced withholding tax rate on dividends under an applicable double tax treaty, potential effect on VAT and property tax obligations. There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities. Recent events in Russia suggest that the tax authorities may be seeking more actively to investigate and assert whether foreign entities of our Group operate through a permanent establishment in Russia. Any such taxes or penalties could have a material adverse effect on our business, financial condition and results of operations.

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

Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. We intend to rely on the Russia-Cyprus double tax treaty. The tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company to 10% provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; and (iv) the treaty clearance procedures are duly performed. This rate may be further reduced to 5% if the direct investment of the Cypriot company in a Russian subsidiary paying the dividends is at least EUR100,000. Although we will seek to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the reduced withholding income tax rate in practice. Specifically, our Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice.

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

Introduction of the concept of beneficial ownership may result in the inability of the foreign companies within our Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia. This may be the case if the recipient of the income is not recognized as its beneficial owner, look-through approach cannot be applied or is challenged by the tax authorities. Recent court cases demonstrate that the Russian tax authorities actively challenge application of double tax treaty benefits retroactively (i.e. prior to concept of beneficial ownership was introduced in the Russian Tax Code) on the grounds that double tax treaties already include beneficial ownership requirement to allow application of reduced tax rates or exemptions. In these cases the Russian tax authorities obtained relevant information by means of information exchange with the foreign tax authorities. The imposition of additional tax liabilities as a result of the application of this rule to transactions carried out by us may have a material adverse effect on our business, financial condition and results of operations (see “- Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”).

Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations

The Russian Federation, like a number of other countries in the world, is actively involved in discussion of measures against tax evasion through the use of low tax jurisdictions as well as aggressive tax planning structures. Initiatives such as the incorporation into Russian tax law of the concept of beneficial ownership, corporate tax residency of legal entities, the controlled foreign companies rules, conclusion of multilateral agreements for the exchange of information between the tax authorities of different countries have already been raised by the Government in the Main Directions of Russian Tax Policy for 2013 and the planned period of 2014-2015 and were found in the Main Directions of Russian Tax Policy for 2015 and the planned period of 2016-2017.

Starting from January 1, 2015, the Federal Law No. 376-FZ came into force. This law introduced several concepts into Russian tax legislation, including the following:

(i)	the concept of “controlled foreign companies” (the “CFC Rules”). Under the Russian CFC Rules, in certain circumstances, undistributed profits of foreign companies and non-corporate structures (e.g., trusts, funds or partnerships) domiciled in foreign jurisdictions, which are ultimately owned and/ or controlled by Russian tax residents (legal entities and individuals) will be subject to taxation in Russia. The Russian CFC Rules are being further developed. In particular, in June 2015, the President of the Russian Federation signed a federal law introducing technical amendments to the Russian CFC Rules, and another federal law amending the CFC rules was signed in February 2016. In the meantime, certain provisions of the Russian CFC Rules are still ambiguous and may be subject to arbitrary interpretation by the Russian tax authorities;

(ii)	the concept of “corporate tax residency”. Under this concept, a foreign legal entity may be recognized as a Russian tax resident if such entity is in fact managed from Russia. When an entity is recognized as Russian tax resident it is obligated to register with the Russian tax authorities, calculate and pay Russian tax on its worldwide income and comply with other tax-related rules established for Russian entities. The new rules set principal and secondary criteria for determining the place of management (among other things, the place where the company’s executive body operates). However, there is some uncertainty as to how these criteria will be applied by the Russian tax authorities in practice;

(iii)	the concept of “beneficial ownership”. Under the Russian Tax Code, a beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. When determining the beneficial owner, the functions of a foreign person that is claiming the application of reduced tax rates under an applicable double tax treaty and the risks that such person takes should be analyzed. In accordance with the provisions of the Russian Tax Code, the benefits of a double tax treaty will not apply if a foreign person claiming such benefits has limited powers to dispose of the relevant income, fulfills intermediary functions without performing any other duties or taking any risks and paying such income (partially or in full) directly or indirectly to another person who would not be entitled to the same benefits should it received the income in question directly from Russia. The Russian Tax Code gives the right to the tax agent (i.e., the payer of income) to require, in addition to a certificate of tax residency, a confirmation from the recipient of the income that it is the beneficial owner of the income, however, at the moment it is still not clear in what form such confirmation should be obtained. Starting from January 1, 2017 this right of the tax agent becomes an obligation.

It is currently unclear how the Russian tax authorities will interpret and apply the new tax provisions and what will be the possible impact on us. As to the beneficial ownership concept, in a number of recent court cases, the tax authorities successfully applied this concept retroactively in respect to payments made before 2015 (i.e. prior to the date when the Russian beneficial ownership concept have come into force). Herewith, the tax authorities were unable to refer to the new rules enacted by the Federal Law No. 376-FZ for the period prior to 2015, so they referred to an applicable double tax treaty and the Commentaries to the OECD Model Tax Convention. Starting from 2015 the tax authorities may refer to specific provision of the Russian Tax Code when they challenge the beneficial ownership of the recipient and charge additional tax. Moreover, as mentioned above, starting from 2017, obtaining a confirmation that the income recipient is its beneficial owner will become an obligatory procedure (rather than a right of a tax agent) for applying a reduced withholding tax rate.

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

VAT on digital services in Russia

Starting from January 1, 2017, the new rules of the Russian Tax Code introducing obligation to pay Russian VAT on the digital (electronically supplied) services in case such digital services are supplied (deemed to be supplied) in Russia (“VAT law”) entered into force. Based on the new VAT law digital services shall be regarded as supplied at the place of the buyer’s location. The new rules establish special criteria to determine whether the buyers are located in Russia.

Based on the new rules obligations to pay VAT on digital services supplied in Russia would depend on the way of the provision of such services. In particular, VAT law contains the following provisions in respect of agents:

•	If services are provided by foreign suppliers to Russian individuals via Russian sales agents under agency (or other similar) agreements and such agents participate in settlements directly with individuals, then such Russian agents would be obliged to act as tax agents, withhold and pay the respective amounts of VAT to the Russian budget. No VAT registration will be required for the foreign suppliers. If services are provided via chain of sales agents the last sales agent in the chain collecting money from customers should withhold and pay the respective amounts of VAT;

•	If services are provided by foreign suppliers to Russian individuals via foreign sales agents and such agents participate in settlements directly with individuals, then such foreign agents are obliged to register in Russia for VAT purposes and fulfill VAT obligations related to digital services. If sale of digital services is made via several foreign agents, then a foreign agent which performs settlements with individuals is regarded as a tax agent which should be register in Russia for VAT purposes and fulfill VAT obligations.

The new rules do not contain exact list of companies which should be regarded as tax agents for payment of VAT on digital services. Therefore, it is not clear at the moment whether Russian payment operators and other third party companies involved in cash collection should be treated as tax agents for the purposes of the VAT law. In case we are deemed to be a tax agent and face the respective liabilities in terms of tax collection, we may have to renegotiate our contractual arrangements with foreign suppliers in order to comply with VAT law. Moreover, no assurance can be given that all foreign suppliers will continue to offer their services in Russia in light of the new legislative constraints. Any further developments on enforcement of VAT law could have a material adverse effect on our business, financial condition and results of operations.

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

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 60,632,585 ordinary shares, including those represented by ADSs. Of these, 45,116,012 ordinary shares are immediately freely tradable, without restriction, in the public market.

In addition, we have granted registration rights to Saldivar Investments Limited, Sergey A. Solonin, Andrey N. Romanenko, Igor N. Mikhaylov, E1 Limited and Mitsui & Co., Ltd., who collectively own 100% of our class A shares and approximately 77.5% of the voting power of our issued share capital as of the date of this annual report. To the extent these shares are sold into the market, the market price of our ADSs could decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

We were incorporated in Cyprus under the name of OE Investments Limited on February 26, 2007 as a new holding company for JSC QIWI (previously known as OSMP CJSC and QIWI CJSC), which was incorporated in Russia in January in 2004. In 2007, we acquired, among other entities, CJSC E-port and LLC Qiwi Wallet, which were reorganized in the form of accession to JSC QIWI. In April 2008, we launched the Qiwi brand, which gradually became the marketing name for our businesses. We changed our name to Qiwi Limited on September 13, 2010, and subsequently to Qiwi plc upon converting to a public limited company on February 25, 2013.

Our principal executive office is located at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus. Our telephone number at this address is: +357-22-653390. Our registered office is the same.

Our primary subsidiaries are QIWI Bank (JSC), or Qiwi Bank, JSC QIWI, QIWI Payments Services Provider Limited and Rapida LTD. We acquired Qiwi Bank in September 2010 from a group of our shareholders, and JSC QIWI was incorporated in Russia in January 2004. QIWI Payments Services Provider Limited was incorporated in the United Arab Emirates in February 2011. In June 2015, we acquired the Rapida payment processing system and the Contact money transfer system from Otkritie Investment Cyprus Limited (“Otkritie”). In January 2017 Rapida LTD began the process of merging into Qiwi Bank.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2016 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects.”

For a description of the rules and regulations under which we are governed, see Item 5 “Regulation.”

B.	Business Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across physical, online and mobile channels. We have deployed over 17.2 million virtual wallets, over 162,000 kiosks and terminals, and enabled merchants to accept over RUB 70 billion cash and electronic payments monthly from over 56 million consumers using our network at least once a month (aggregating consumers across QIWI, Contact and Rapida networks, without elimination of potential duplication). Our consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services across physical or virtual environments interchangeably. We believe the complementary combination of our physical and virtual payment services provides differentiated convenience to our consumers and creates a strong network effect that drives payment volume across our business. With the acquisition of Contact and Rapida, we broadened the scope of services primarily in the money remittance and further increased our distribution network. Further, with the launch of our new payment-by-installment card SOVEST we entered a consumer lending market. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and consumer segments that are largely cash-based or that lack convenient alternatives for consumers to pay for goods and services in physical, online and mobile environments. We help consumers and merchants connect more efficiently in these markets by providing an integrated network of physical distribution points and virtual wallets as well as payment channels and methods that enable consumers to deposit cash, convert it into a digital form and transfer the funds to a virtual wallet or pay for any merchant in our network quickly and securely – for example, to pay bills, add minutes to their mobile phones, purchase transportation tickets, shop online or at a retail store, buy digital services or send money to a friend or relative both within Russia and abroad using our extensive network of partners, which include banks branches, retail stores and certain other points of service.

Our platform provides simple and intuitive user interfaces, convenient access and best-in-class services combined with the reputation and trust associated with the QIWI group brands. The payments processed on our physical distribution network are typically small with a limit of RUB 15,000 per transaction for the majority of the transactions and, since they are primarily funded with cash, consumers do not have to undergo a lengthy registration process to execute certain types of transactions. Alternatively, consumers can create an online account, or virtual wallet, with QIWI where they can store money, deposited from cash or funded from a variety of other sources, such as mobile phone balances, bank accounts, credit card or money transfers, that can be used to make payments and purchases at any time. Our services also allow merchants in Russia and other markets, including leading MNOs, online retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 6,400 agents who are responsible for placing, operating and servicing the kiosks in high-traffic and convenient retail locations. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a QIWI terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system. In Russia and Kazakhstan, the QIWI brand is well-known and our kiosks and terminals provide unique physical access to an alternative payment method for the population there. They can be found next to convenience stores, in train stations, post offices, retail stores or airport terminals in all of the major urban centers, as well as many small and rural towns that lack large bank branches and other financial infrastructure. In addition, we distribute our payment services through our virtual Visa Qiwi Wallet product, which enables consumers to access and make payments through their computers or mobile devices.

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

Our Payment Network

Consumers access our payment network through two primary channels: physical distribution represented by our kiosks and terminals, and virtual distribution represented by our online product that we operate under the Visa Qiwi Wallet (in Russia) and Qiwi Wallet (in Kazakhstan). These two channels are highly synergetic, creating a self-reinforcing network that we believe has been key for the continuing success of our business.

In 2014, 2015 and 2016, we had processed RUB 645 billion, RUB 860 billion1 and RUB 847 billion in payments, respectively.

Physical distribution

Overview

Our physical distribution comprises approximately of 113,000 kiosks and 49,000 terminals (including various interfaces at physical points of service) that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the user customized interfaces that display our broad range of payment services and provides the connectivity to our processing platform. These capabilities help connect consumers and merchants and enable them to conduct commercial transactions, such as bill payments and purchases, at thousands of convenient locations, without the need to interact directly.

In 2014, 2015 and 2016 we had approximately 142,000, 115,000 and 113,000 kiosks and 38,000, 57,000 and 49,000 terminals in our network as of year-end, respectively.

In 2015 and 2016 Contact and Rapida provided consumers with approximately 25,000 and 22,000 additional physical points of service which are located in retail stores and bank branches across Russia and the CIS, respectively.

[1]	The amount shown here do not correspondent to the amounts shown in Annual report on Form 20-F for the year ended December 31, 2015 as the result of methodological adjustments in respect of Kazakhstan business, revenue and cost allocation between market verticals and several other internal accounting policies made to the calculation of our volumes as well as distribution of volumes and net revenues between market verticals

Our Kiosks and Terminals

A kiosk is a stand-alone computer terminal with a touch screen and specialized hardware and software, which enables consumers to make cash payments to merchants. Each kiosk is connected to our network using a dedicated SIM card or via internet and is equipped with a cash acceptor, a printing device and a transaction recording device. Our kiosks are assembled by third party manufacturers using our proprietary specifications. Kiosks are relatively easy and inexpensive to install and operate and are equipped with specialized software that monitors the condition of the kiosk and its components, including the amount of cash stored, and the sufficiency of expendable materials such as thermal paper. A kiosk is also relatively simple to assemble, and we generally have not encountered any significant issues in relation to underproduction or shortage of kiosks. There are 21 base models of kiosk available in the Russian market.

In addition to kiosks, our network includes approximately 49,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy and Euroset. We provide these businesses with access to our network through our proprietary software and process the payments made by their customers.

Our kiosks and terminals are typically owned by our agents, except in limited circumstances when we enter new markets where we may own a number of kiosks or terminals. We believe this ownership structure has allowed us to build a large network in a relatively short period of time. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. Historically, we have signed rental agreements with large retail networks including Magnit, X5 Retail Group and Dixy to further sublease those locations to our agents.

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

Our Agents

Our agent base includes more than 6,400 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Most of our agents are small to mid-sized businesses, which we believe provides them with insight into local market dynamics. For many of our agents, the business of kiosk and terminal ownership is a full-time occupation, while some view it as an ancillary service that increases consumer traffic in their outlets or provides additional convenience to consumers. We do not consider ourselves to be materially dependent on any of our agents.

Our agents determine the consumer fee for a number of services, mainly for Telecom merchants, while we control and set, if applicable, consumer commissions for services of other categories of merchants. Moreover, we are in a position to cap these fees depending on our marketing actions or merchant’s request. When the fee payable by the consumers is absent or capped, we normally award the agents with an increased portion of merchant fees.

Our International Kiosks and Terminals

Almost our entire physical distribution network is currently located in Russia and Kazakhstan. We also have a limited number of kiosks in Moldova, Romania and Belarus.

Virtual Distribution

Overview

We have a virtual distribution channel that we operate under Visa Qiwi Wallet and Qiwi Wallet brands. Visa Qiwi Wallet is an online and mobile payment processing and money transfer system that we offer in Russia that allows accountholders to pay for the products and services of merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. A virtual wallet enables its holder to make online purchases through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchants that accept Visa worldwide. We believe Visa Qiwi Wallet is one of the leading virtual wallet providers in Russia.

Prior to November 2012, Visa Qiwi Wallet was branded as Qiwi Wallet. Qiwi Wallet became a co-branded product pursuant to our 5-year Framework Agreement with Visa entered into on November 19, 2012. As of the date of this annual report we cannot give any assurance as to whether our Framework Agreement with Visa will be renewed or extended upon its expiry in November 2017. If the Agreement is not renewed, we would rebrand our wallet business, although we expect to continue to work with Visa under Qiwi Bank’s other agreements with Visa (which are consistent with those Visa has entered into with other banks in Russia), issue Visa prepaid cards and provide our customers with access to Visa Direct card to card transfer services. We may also negotiate other forms of partnership on top of the standard agreements Visa has with member-banks. We operate Qiwi Wallet as a separate brand in certain jurisdictions outside of Russia.

In 2014, 2015 and 2016, we had 17.2 million, 16.1 million and 17.2 million active virtual wallets registered with our system as of year-end, respectively.

Our Virtual Wallet

With Visa Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, deposited from cash or funded from a variety of other sources such as mobile phone balances, bank accounts, credit or debit cards, or money transfers, that can be used to make payments, purchases, peer-to-peer transfers or to remit money. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked.

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

We believe that a key part of our service offering is consumer convenience and ease of use. Visa Qiwi Wallet is available through a variety of interfaces, including mobile apps, its own website, touch-screens of our kiosks, merchant websites, and SMS/USSD (whereby a payment is made by sending an SMS message to a specified phone number). An increasing percentage of consumers are accessing Visa Qiwi Wallet directly through mobile applications and our own website rather than through our kiosks (which was historically the most popular Qiwi Wallet interface). Nevertheless, accessing Visa Qiwi Wallet through our kiosks remains the primary means by which consumers load and reload their accounts, which we believe highlights the synergies between our physical and virtual distribution networks and will continue to support the sustainability of our business.

We offer downloadable Visa Qiwi Wallet applications for the most popular mobile and digital platforms and devices, including Apple iPhone and iPad, Android and Microsoft Windows Phone. We also support major mobile operating systems: iOS, Android and Windows phone. We believe that these efforts are a vital part of our overall marketing strategy and serve to increase our consumer base.

In February and May 2015, we announced our strategic partnerships with MegaFon and Beeline respectively by launching a co-branded products based on Visa QIWI Wallet technology. In May 2016 we launched a similar co-branded product with Tele2. As a result of these partnerships, operator’s subscribers now have an opportunity to make payments for merchants supported by the Visa QIWI Wallet using their mobile phone balance as the source of funds. We view this as an important achievement in terms of deepening our relationship with Mobile operators and offering our users new valuable features. These agreements are not exclusive which allows us to execute similar contracts with other MNOs.

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

Our Reload Channels

Visa Qiwi Wallet accounts can be reloaded through virtually any payment method available on the market, including making cash deposit at any of our kiosks or terminals or third party kiosks and terminals, bank cards and accounts, mobile phone balances, online banking and retail. Visa Qiwi Wallet benefits in particular from access to our own network of kiosks and terminals, which is the largest cash reload network in Russia. We believe that by offering the convenience of reloading at our kiosks and terminals, we increase the likelihood of consumers using Visa Qiwi Wallet as well as the other services that we offer.

Qiwi branded kiosks and terminals are the primary means by which consumers reload their Visa Qiwi Wallet accounts. In 2014 and 2015 the percentage of reloads made through bank cards, mobile phone balances and directly from bank accounts was less than 15% of total reloads. However, in 2016 we have seen an increase in the share of this reload channels to more than 25% of total reload as the result of the decline in the number of our and third party kiosks on the market (see “Item 3.D Risk Factors—Risks Relating to Our Business and Industry—A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”) as well our efforts to increase the convenience and diversify alternative reload channels.

Our International Virtual Wallets

As of December 31, 2016, the vast majority of active Visa Qiwi Wallet accounts were based in Russia. We also have a limited number of electronic wallets in Kazakhstan.

Qiwi Bank and Rapida LTD

In September 2010, we acquired Qiwi Bank (which is licensed as a bank in the Russian Federation) to serve as a platform for our Visa Qiwi Wallet business. When a consumer deposits cash on his or her Visa Qiwi Wallet account, Qiwi Bank issues a virtual prepaid card to a consumer. Qiwi Bank also issues plastic cards to Visa Qiwi Wallet customers. Funds received by Qiwi Bank resulting from customers loading and reloading their Visa Qiwi Wallet accounts are held on Qiwi Bank’s account. Qiwi Bank does not pay interest on Visa Qiwi Wallet accounts. Qiwi Bank also maintains a small number of accounts for our employees, officers and directors, agents and certain related parties. In the end of 2016 Qiwi Bank started to serve as an issuing and lending bank for our pay-by-installment card project SOVEST.

In November 2016 following the regulatory changes in legislation governing the betting business in Russia Qiwi Bank together with one of the self-regulated association of bookmakers established an Interactive Bets Accounting Center (TSUPIS) and started acting as a platform for acceptance of interactive bets in favor of the members of the self-regulated organization of bookmakers. See also “—Risk Factors – We are subject to extensive government regulation”.

In June 2015, we acquired Rapida LTD which is a licensed non-banking credit organization in the Russian Federation. Rapida LTD operates payment processing and money transfer settlements within the group. In January 2017 Rapida LTD began the process of merging into Qiwi Bank.

See also “—Regulation” for a brief description of the regulatory regime applicable to Qiwi Bank and Rapida LTD.

QIWI Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk in the markets we serve of fraud associated with traditional credit and debit cards. Our Visa prepaid cards can be ordered through a Visa Qiwi Wallet and currently consist of the following card products: QIWI Visa Virtual or QIWI Visa Card – virtual prepaid cards linked to the balance of a consumer’s Visa Qiwi Wallet that can be used to make purchases online from any merchant that accepts Visa-branded cards, and QIWI Visa Plastic Card – a physical card that can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. Qiwi Visa Plastic Cards are also linked to the balance of a consumer’s Visa Qiwi Wallet and can be used to withdraw cash from a participating ATM.

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

In 2015 we have also launched a Visa payWave contactless payment capabilities in Visa Qiwi Wallet based on host card emulation technology. This feature available for users of Android smartphones (4.4 or higher) broadens the scope of use of the wallet and allows customers to do a contactless payment in any equipped offline locations with the balance of his or her Visa Qiwi Wallet without issuing a plastic card.

Payment-by-installment card SOVEST

In late 2016, we launched a payment-by-installments card program under the SOVEST brand. SOVEST is the first large-scale payment-by installments card system in Russia developed to help consumers to get easy and transparent access to funds and purchase a wide range of goods and services. SOVEST operates as a payment-by-installment cards. Consumers can order and use these cards to make payments with our partner merchants within the card’s limit and then top up the balance of the card to repay the funds they used in equal installments or at once. If balance is topped up in a timely manner during the installment period, no interest or fee is ever charged on the consumer (except for a fixed annual participation fee). SOVEST cards can only be used with merchants that have enrolled in the program and not with any other companies. They also cannot be used to withdraw funds from an ATM. Our business model presumes that we would receive the major part of our income from the use of SOVEST cards in the form of fees payable to us by merchants that accept them in return for enabling consumers to receive better access to their products. At the moment SOVEST cards are issued exclusively by Qiwi Bank and Qiwi Bank serves as a lender and bears all credit risk on outstanding loans.

As of December 31, 2016 operating results of the project were not significant as it was launched on November 22, 2016 and the roll out program started on January 23, 2017.

Value Added Services

Our network of merchants and consumers and flexible technology platform enable us to introduce value added products and services that can generate more revenue per consumer. In November 2006, we started using the interfaces of our kiosks as an advertising medium, leveraging the strength of our network and the data that we receive from our consumers. We advertise mostly in the form of pop-up ad banners in the kiosk interface that allow a consumer to enter a microsite with a detailed product description. Each kiosk has 6 advertising spaces on its screen. Additionally, at the end of a transaction where a payment is made to an MNO we may send an SMS message to the consumer to confirm the specific transaction. This SMS message may also contain an advertisement of a product or service, provided the consumer has not opted out from receiving such advertisements. We also allow advertisers to create a branded page in a subsection of the kiosk menu.

As a result of the general economic downturn in Russia, which has adversely affected the advertising market, advertising revenue has become a smaller portion of overall revenue of our Group. We do not believe that advertising revenue will be significant to our Group in the near term.

In 2016 we launched a self-pick-up parcel lockers project that allows our agents to buy, install and connect compact self-pick-up delivery boxes to their kiosks and to use our network in order to offer customers additional logistics services.

Merchants

As of December 31, 2016, we had approximately 13,000 merchants active on a monthly basis in our system. Our merchants are vendors, including mobile network operators, utilities, banks, money remittance companies and online retailers. Consumers can access our larger merchants through hyperlink icons placed directly on kiosk screens. Other merchants can be easily accessed through Visa Qiwi Wallet and, since any of our kiosks can be used as an interface to register a Visa Qiwi Wallet account or to access an existing one, the merchant offering is effectively the same for both kiosks and Visa Qiwi Wallet accounts. In addition, Visa Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant that accept Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop shopping” experience for our consumers.

Our merchants fall into five broad payment categories: E-commerce, Money Remittance, Financial Services, Telecom and Other, according to the nature of the products and services they provide to the consumers. The following table shows the payment volume, payment adjusted net revenue and the payment average net revenue yield for each of these payment categories.

	For the year ended 31 December,
	2014	2015*	2016	2016
	RUB	RUB	RUB	USD
Payment volume (RUB billions)
E-commerce	75.2	119.3	143.8	2.4
Financial services	193.2	239.9	263.3	4.3
Money remittances	66.7	161.7	184.1	3.0
Telecom	251.3	265.8	198.6	3.3
Other	59.0	73.6	57.2	0.9
Payment adjusted net revenue (RUB millions)
E-commerce	2,006	3,439	3,992	66
Financial services	1,931	1,210	1,378	23
Money remittances	987	1,417	1,963	32
Telecom	1,169	1,123	881	15
Other	422	334	295	5

Payment average net revenue yield (in %)
E-commerce	2.67%	2.88%	2.78%	2.78%
Financial services	1.00%	0.50%	0.52%	0.52%
Money remittances	1.48%	0.88%	1.07%	1.07%
Telecom	0.47%	0.42%	0.44%	0.44%
Other	0.72%	0.45%	0.52%	0.52%

*	The amount shown here do not correspondent to the amounts shown in Annual Report on Form 20-F for the year ended December 31, 2015 as the result of methodological adjustments in respect of Kazakhstan business, revenue and cost allocation between market verticals and several other internal accounting policies made to the calculation of our volumes as well as distribution of volumes and net revenues between market verticals.

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

Financial Services. Financial Services includes primarily banks, micro finance organizations and insurance companies. As of December 31, 2016, we accepted payments on behalf of over 240 banks, including most major Russian retail banks such as Sberbank, VTB 24, Alfa-Bank, Tinkoff Credit Systems, Russian Standard Bank, Home Credit Bank, Promsvyazbank, Raiffeisen Bank and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach a larger market through our network by enabling their customers to make deposits, replenish their cards and repay loans.

Money Remittance. Our Money Remittance category includes major Russian and international money transfer merchants such as Western Union, Unistream, Post of Russia and Anelik. In June 2015, we acquired the Contact money transfer system, one of the largest operators on the Russian money transfer market. This transaction allowed us to grow our market share by leveraging the ecosystem that we have built to date and offering our clients new, convenient services. From August 2010, we offer our consumers Visa Direct and MasterCard Money Send services, which allow a Visa Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, in a mobile application, or a kiosk touch-screen, with the only information required being the number of the recipient card. Since 2015, we started offering our users similar services for China Union Pay bank cards.

Telecom. Telecom merchants include various telecommunication service providers, such as MNOs, internet services providers, pay television channels and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented the largest portion of our merchant base and are expected to continue to do so in terms of volumes for the foreseeable future. For the years ended December 31, 2014, 2015 and 2016, the Big Three MNOs accounted for 26%, 19% and 15% of our payment volume, respectively. However, their share in our transaction volume has been falling over the last three years due to the expansion of our merchant base and the increased use of our payment systems by the consumers for purposes other than mobile phone account reloading as well as the decrease of our kiosk network that affected Telecom category the most.

Other. Our Other category includes all other merchants to which we offer our payment processing services. These includes a broad range of merchants in utilities and other government payments as well as charity organizations.

While we already have considerable penetration with recurring payments merchants (such as MNOs and internet services providers), financial services providers and e-commerce businesses, there are numerous markets in which we see opportunities to add new merchants and develop our relationships with the existing merchants.

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

Brand Awareness

We believe our brand is a household name in Russia. According to Synovate Comcom, “Qiwi” is the most recognized Russian brand among kiosk operators with prompted brand awareness of 89%, as well as in electronic payment services with a prompted brand awareness of 93%.

In addition, we believe that in our sector maintaining a social media presence is important to sustaining brand awareness. As a result, we have a dedicated team of people who regularly update our Facebook, Twitter, Vkontakte, Odnoklassniki, Instagram and Youtube accounts. We also use social networks to seek feedback from our consumers to improve our business.

As part of our branding strategy we run a QIWI Finteen program – an educational program for school children aimed at promoting financial literacy. We believe that such programs while benefitting and educating participants help us promote our brand among younger users and attract new customers.

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

We face significant competition from major retail banks. Our competitors include, among others, Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, and Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have robust electronic payment products and large retail networks. Some retail banks are currently developing their own kiosk networks and are active in the area of electronic payment products. In January 2017, it was reported that Sberbank and the Chinese e-retail company Alibaba are in discussions to create a joint venture that would include the Chinese group’s existing cross-border e-commerce businesses in Russia and neighboring countries, which could further strengthen both companies’ respective positions in the e-payments market.

We also face competition from major telecommunication and media devices retailers, including Euroset and Svyaznoy, which offer some financial and payment services of third-party providers, such as instant money transfers, loan repayments, utilities payment and other services, and sell third-party insurance and consumer banking products, building on the strength of their retail networks. We compete to an extent with the MNOs, which allow their subscribers to make instant payments using their mobile phone balances. Furthermore, in February 2017 MTS announced the launch of MTS Money Wallet, a product which enables users to get an easy “one-click” access to MTS’s financial services and be rewarded with bonuses and loyalty points. The new service combines all payments tools on one platform such as electronic wallet, bank cards, and customers’ mobile account balances.

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

QIWI, QIWI-“KIVI” and the Contact money transfer system’s logotypes are registered trademarks in Russia and several countries around the world, including CIS countries. The Rapida payment processing system’s logotypes are also registered trademarks in Russia. A number of other applications for registration of our brand and logotypes (including, SOVEST) are still pending. We also hold copyrights for software applications, such as “Maratl”, “Observer”, “Universal Payment Gateway Server”, and “Universal Processing System”. We have obtained copyright registrations for some of our key software in Russia, Brazil and in the United States.

Employees

The following table sets out the average number of employees for the years ended December 31, 2014, 2015 and 2016 by function.

	For the year ended 31 December,
	2014	2015	2016
Qiwi Group
Front Office	464	463	428
Back Office	439	575	621
IT Personnel	218	260	326
Total	1,121	1,298	1,375

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

In 2015 and 2016, the main driver underlying headcount growth was the acquisition of the Contact and Rapida businesses. Additionally, in 2016 we have hired a number of new employees in connection with the development and launch of our new project SOVEST.

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

Regulation

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate payment services, anti-money laundering, data protection and information security and advertising services. Qiwi Bank and Rapida LTD are also subject to numerous laws and regulations governing banking activities, consumer lending and money remittances in Russia.

Regulation of Payment Services

A legislative framework for the payment services industry is not yet fully developed in Russia, and, moreover, is not universal, and various business models that payment services providers such as ourselves pursue are regulated differently.

Virtual wallet operations are legally considered cashless transfers with the use of bank cards. For regulatory purposes, when a Visa Qiwi Wallet account is reloaded, the accountholder is issued one or several virtual prepaid cards, depending on the amount of the reload. While the accountholder agrees to the issuance of the cards through accepting a public offer, he or she is not explicitly provided with details of each card. From a consumer’s perspective, the amount of the reload is simply transferred to an account of a digital wallet, whereas legally it becomes stored value of a virtual prepaid card. Prepaid cards are regulated as “electronic means of payment” under the Federal Law of the Russian Federation No. 161-FZ “On the National Payment System”, dated June 27, 2011, as amended, or the Payment System Law.

The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 600,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment (or RUB 60,000 if the holder underwent a simplified identification procedure – see “- The Anti-Money Laundering Law “). The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000 (or RUB 200,000 if the holder underwent a simplified identification procedure – see “- The Anti-Money Laundering Law”). There are no limitations on the total monthly turnover for fully identified consumers (see “- The Anti-Money Laundering Law”).

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

This law also requires both the payment agent and the merchant serviced by them to maintain segregated bank accounts for the purpose of depositing funds received from the customers and from the payment agent, respectively. All funds received by a payment agent need to be deposited into such specialized accounts.

Although the CBR authority in respect of monitoring the activities of the payment agents is limited to collection, systematization and analysis of industry data, the CBR activities may have indirect impact on payment agents. For instance, in April 2015 the CBR issued recommendations to credit institutions to enhance their scrutiny over the compliance by the payment agents with legislation that requires them to remit their proceeds to special accounts, which resulted in a decline in the number of kiosks in the market as well as our active kiosks.

Payment Systems Regulation

In 2015, we acquired the Contact money transfer system. Contact was established in 1999. It provides funds transfer services without bank accounts to individuals and legal entities in Russia, CIS and European countries, the USA, Canada, Israel, Vietnam, Turkey, UAE, RSA, India, Thailand, New Zealand and Singapore. It also allows its clients to reload cards of international payment systems such as MasterCard, VISA and UnionPay.

For legal purposes Contact is set up differently than Qiwi and is regulated as a payment system. Pursuant to the Payment System Law, a payment system is a group of organizations, including the payment system operator, payment infrastructure service providers (operational, payment clearing and settlement center) and payment system participants (which in most cases are credit institutions), which cooperate in order to transfer funds under the payment system regulations.

The payment system operator has the key role in a payment system. Since August 27, 2014, Rapida LTD has been the operator of Contact money transfer system and its operational, payment clearing and settlement center. In anticipation of the completion of Rapida LTD’s merger into Qiwi Bank, Qiwi Bank assumed the role of the operator of Contact money transfer system in March 2017. Qiwi Bank is also expected to eventually assume the roles of Contact’s operational, payment clearing and settlement center simultaneously with or prior to the completion of the merger.

The payment system operator determines the payment system regulations which the payment system participants adhere to. The Contact money transfer system regulations are in full compliance with the current Russian legislation. The CBR is the agency commissioned to exercise supervision and oversight with respect to payment systems.

TSUPIS Regulation

As part of our business, we service merchants which provide betting services. The regulatory framework with respect to betting in the Russian Federation is set by Federal Law No. 244-FZ “On State Regulation of Organization and Conducting Games of Chance and on Introducing Changes to Some Legislative Acts of the Russian Federation”, dated December 29, 2006, as amended, or the Betting Law.

In order to engage in the betting business, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. The core functions of a TSUPIS are as follows: (i) to accept interactive bets in favor of the members of the self-regulated organization; (ii) to pay winnings to the bettors; (iii) to identify bettors in a manner allowing to ascertain their age; (iv) to record and provide to the members the information on the bettors and accepted interactive bets.

Qiwi Bank serves as an interactive bets accounting center. It has entered into a contract with the self-regulated organization “Association of Bookmakers” in 2016. The activity of Qiwi Bank as a TSUPIS is in compliance with the applicable legislation.

Consumer Lending Regulation

In November 2016 QIWI launched a new payment-by installments card product SOVEST. The consumer lending activities in Russia are mainly regulated by Federal Law No. 353-FZ “On Consumer Credits (Loans)” dated December 21, 2013, as amended, or the Consumer Credit Law. The law imposes a range of restrictions on the lender, including interest rate limitations, prohibition to increase the interest rate and prohibition of artificial extra charges.

The terms and conditions of our consumer loan agreements in connection with the SOVEST project comply with applicable legislation.

Before granting a loan Qiwi Bank performs a credit scoring procedure of the potential borrower, for the purposes of which we employ various facilities and methods in full compliance with the Russian legislation.

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

Capital and Reserve Requirements

The Banking Law and legislative acts promulgated thereunder establish minimum charter capital, capital base and various reserve requirements for credit institutions, which Qiwi Bank and Rapida LTD are in compliance with. The reserve requirements of the CBR negatively impact Qiwi Bank’s and Rapida LTD’s ability to distribute their profit to their shareholders in the form of dividends.

Loss Provisions

Credit institutions are required to adopt procedures for calculating and posting provisions for loan losses and for possible losses other than loan losses, which may include losses from investments in securities, funds held in correspondent accounts of other banks, contingent liabilities and other transactions.

Qiwi Bank and Rapida LTD maintain certain provisions for losses from loans, default by counterparties, impairment of assets and liability increases, and is in compliance with applicable legislation.

Prudential Ratios

CBR establishes and periodically amends mandatory prudential ratios for banks. Key mandatory economic ratios that banks must observe on a daily basis and periodically report to the CBR include capital adequacy ratio, instant liquidity ratio, current liquidity ratio, long-term liquidity ratio, maximum exposure to a single borrower or a group of affiliated borrowers, maximum exposure to major credit risks, maximum amount of loans, bank guarantees and sureties extended by the bank to its participants (shareholders), aggregate amount of exposure to the bank’s insiders, ratio for the use of the bank’s capital base to acquire shares (participation interests) in other legal entities. Failure to comply with the prudential ratios may lead to negative consequences for the bank, including revocation of the banking license.

As of December 31, 2016, prudential ratios of Qiwi Bank and Rapida LTD were in excess of the minimum thresholds imposed by the CBR. Qiwi Bank and Rapida LTD are in compliance with applicable legislation.

Reporting Requirements

A substantial amount of routine reporting has to be performed by credit institutions on a regular and non-regular basis, including disclosure of financial statements, various operational indicators, affiliates and persons who exercise (directly or indirectly) influence over the decisions taken by the management bodies of the credit institution. The CBR may at any time conduct full or selective audits of any credit institution’s filings and may inspect all of its books and records.

Additionally, banking holdings such as ourselves (i.e., groups of legal entities in which a legal entity that is not a credit institution, directly or indirectly, controls decisions of the management bodies of a credit institution within such groups, such as Qiwi Bank and Rapida LTD) must regularly disclose their consolidated financial statements and provide to CBR certain additional information regarding the business operations and financial condition of the group in order for the CBR to assess their risks.

The Anti-Money Laundering Law

In Russia the companies performing transactions with funds and other assets, so called financial services providers, shall comply with national anti-money laundering and counter-terrorist financing legislation, as well as requirements of Foreign Account Tax Compliance Act (FATCA). Usually financial services providers in Russia also follow the best international practices in this sphere such as recommendations of the Financial Action Task Force, or the FATF. Under the Anti-Money Laundering Law, the main obligations of a financial services provider are as follows:

1) to elaborate internal control rules and programs for the anti-money laundering and counter-terrorist financing purposes and control their implementation, to designate an officer responsible for compliance of these rules and programs with the Russian legislation;

2) to conduct internal and external trainings of the staff in the anti-money laundering and counter-terrorist financing sphere;

3) to detect, document and report to the Rosfinmonitoring on clients’ transactions subject to mandatory control;

4) to detect, document and report to the Rosfinmonitoring on clients’ suspicious (unusual) transactions;

5) to keep a close eye on certain transactions where one of the counterparties is resident in a country included in the FATF “black lists” or uses a bank account maintained in such country, to take reasonable measures for identifying clients that are politically exposed persons (domestic or foreign) and clients that are posing high money laundering or financing of terrorism risks, to apply enhanced due diligence measures to such clients;

6) to detect and to freeze (block) funds or other assets of natural or legal persons that is known to participate in extremist or terrorist activities and report to the Rosfinmonitoring on the taken actions, not less than once each three months to inspect whether there are clients whose funds or other assets were or shall be freezed/blocked and provide the Rosfinmonitoring with the results of such inspections;

7) to suspend or to restrict the performance of certain operations on the grounds set forth by the anti-money laundering and counter-terrorist financing legislation;

8) to provide the Rosfinmonitoring on its request with the information on the clients, their operations and beneficial owners;

9) to identify clients, their representatives and/or beneficial owners, to take reasonable measures for identifying beneficial owners, to update the information on the clients on a regular basis, to determine a procedure for cooperation with the persons who assigned to perform identification.

Financial services providers are generally required to identify their clients. However, certain transactions are exempt from the identification requirements under the Anti-Money Laundering Law, unless officers of a financial service provider suspect that such operation is carried out to legalize funds received from illegal activities or to finance terrorism. Money transfers by individuals not exceeding RUB 15,000 are generally exempt from the identification requirement, but peer-to-peer transfer and transfers to foreign entities and certain kinds of non-profits require at least a simplified identification of the customer regardless of the amount. The key difference between the simplified procedure and the procedure that must be followed in all other circumstances is that simplified identification can be performed remotely. However, the simplified identification process is still not well defined and the public databases that such remote identification is supposed to be based on are still not entirely operational, which could cause us to be in violation of the identification requirements. The identification requirements of the Anti-Money Laundering Law only pertain to individual transactions and not series of transactions.

Privacy and Personal Data Protection Regulation

We are subject to laws and regulations regarding privacy and protection of the user data, including the Federal Law of the Russian Federation No. 152-FZ “On Personal Data”, dated July 27, 2006, as amended, or the Personal Data Law. The Personal Data Law, among other things, requires that an individual must consent to the processing (i.e. any action or combination of actions performed with or without the use of technology on personal data, including the collection, recording, systematization, accumulation, storage, alteration (updating or changing), retrieval, use, transfer (distributing, providing or authorizing access to), depersonalization, blocking, deleting and destroying) of his/her personal data and must provide this consent before such data is processed. Generally, the Personal Data Law does not require the consent to be in writing but requires it to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained.

However, the consent must be in writing in certain cases, including: (i) where the processing relates to special categories of personal data (regarding the individual’s race, nationality, political views, religion, philosophical beliefs, health conditions or intimate information); (ii) where the processing of personal data relates to any physiological and biological characteristics of the individual which can help to establish his or her identity (such as, for example, biometric personal data); (iii) cross-border transfers to a state that does not provide adequate protection of rights of individuals; and (iv) the reporting or transferring of an employees’ personal data to a third party, etc. The written consent of individuals must meet a number of formal requirements and must be signed by holographic or electronic signature.

We obtain consents from our users by asking them to click an icon indicating their consent to us processing their personal data.

Subject to certain limited exemptions, the recording, systematization, accumulation, storage, adjustment (update, alteration), retrieval of personal data of citizens of the Russian Federation is required to be performed through database located in the territory of the Russian Federation. Since all our data centers used to store such personal data are located in the Russian Federation, we are not impacted by this localization requirement.

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

We currently lease a total of over 12,000 square meters in Moscow and other regions across Russia as well as in Kazakhstan, Cyprus and other jurisdictions where we operate.

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

We have built a physical network of over 162,000 kiosks and terminals using a proprietary agent model. Under this model, our kiosks and terminals are built with our proprietary specifications and technology by third party manufacturers and then purchased and managed by approximately 6,400 agents responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations. We also distribute our payment services online through our virtual Visa Qiwi Wallet and Qiwi Wallet products, which enables consumers to access and make payments through their computers or mobile devices. The payments processed through our network are typically very small and are usually subject to a limit of RUB 15,000 per transaction, and since they are primarily funded with cash, consumers do not have to go through a lengthy registration process to execute most transactions.

Our primary source of revenue is fees we receive for processing payments made by consumers to merchants or other customers, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions that we process, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as merchant fees and to payment processing fees that are paid by our consumers directly to us or transmitted to us by our agents as consumer fees. We typically pass on a portion of the merchant fees to our agents.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015	2016
	(in RUB millions)
Adjusted net revenue (1)	8,836	10,228	10,611
Adjusted EBITDA (1)	4,818	5,640	6,035
Adjusted net profit (1)	3,496	4,142	4,714

(1)	See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Operating Measures

The following table presents our key operative measures for the year ended December 31, 2014, 2015 and 2016.

	Year ended December 31,
	2014	2015		2016
	(in RUB millions, unless otherwise indicated)
Payment volume	645,422	860,329	*	846,980
Active kiosks and terminals (units) (1)	181,148	172,269		162,173
Active Visa Qiwi Wallet accounts (at period end, in millions) (2)	17.2	16.1		17.2
Average net revenue yield (3)	1.37%	1.19	%*	1.25%

*	The amount shown here do not correspondent to the amounts shown in Annual Report on Form 20-F for the year ended December 31, 2015 as the result of methodological adjustments in respect of Kazakhstan business, cost allocation and several other internal accounting policies made to the calculation of our payment volumes as well as distribution of payment volumes and net revenues between payment categories.
(1)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(2)	Number of active Visa Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(3)	Average net revenue yield is defined as adjusted net revenue divided by payment volume.

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2015 to December 31, 2016, we have decreased our number of kiosks from 115,000 to 113,000 and decreased the number of terminals from 57,000 to 49,000. Our kiosks and terminals can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. While the number of our kiosks was significantly affected by the regulatory developments in the second half of 2015 (see Item 3.D Risk Factors—Risks Related to Our Business and Industry— A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services), we believe that we maintained or even slightly increased our market share of our network.

Number of active Visa Qiwi Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is a measure of our success in penetrating the market and expanding our virtual distribution channels. Our strategy is primarily focused on quality of Visa Qiwi Wallet usage and we believe we are able to leverage our large, active base of over 56 million consumers who use our kiosks and terminals at least once a month and our brand recognition and presence on social media platforms to drive the adoption and usage of the Visa Qiwi Wallet.

Payment volume. Total volume provides a measure of the overall size and growth of our business, and increasing our payment volumes is essential to growing our profitability. Payment volumes have decreased by 1.6% in 2016 as compared to 2015 reaching RUB 847 billion for the year ended December 31, 2016 mainly as a result of the weak macroeconomic climate in Russia affecting some of the markets that we service as well as decrease of our kiosk network (see Item 3.D Risk Factors—Risks Related to Our Business and Industry— A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services). Payment volumes increased by 33% in 2015 as compared to 2014 mainly as a result of acquisition of Contact and Rapida. The following factors may have a significant impact on the payment volume:

•	Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. In 2016 we have experienced negative pressure on our payment volumes resulting largely from general economic downturn and decreasing real wages and disposable income of our customers as well as other market specific factors affecting some of our categories of merchants.

•	Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are the principal form of payment in Russia, and, as a result, a majority of our payment volumes are cash-based. We expect cash payments to continue to be the principal means of payment in Russia and to sustain demand for use of our kiosks and terminals in the near future. As cash payments in Russia grow in absolute terms, we expect our payment volumes to correspondingly increase. If the use of cash as a mean of payment declines in Russia, it would negatively impact our financial results.

•	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably in the recent years and continues to grow. Similarly, we expect the use of both banking cards and alternative payment methods in Russia, such as smartphones to grow considerably. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the number of potential merchants for which we can offer payment services and in increasing the potential number our users. However, the rapid development of banking card transactions in online could hinder the growth in alternative payment methods.

•	Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products. We believe that growth of merchant network will lead to more consumers using our payment systems more frequently. In addition, we actively encourage consumers to use multiple distribution channels, in particular, for users of our kiosks and terminals network to create a Visa Qiwi Wallet account. We believe that the synergies offered between our physical and virtual distribution networks will help enhance consumer adoption of our services in the future.

Average net revenue yield. We calculate total average net revenue yield by dividing adjusted net revenue by payment volume. Average net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Average net revenue yield was 1.37%, 1.19% and 1.25% in 2014, 2015, and 2016, respectively. In 2016, average net revenue yield increased by 6 bps in comparison to 2015 primarily as a result of an increase in the share of payment volumes associated with higher revenue generating transactions such as e-commerce and certain types of money remittance payments. The following factors have influenced average net revenue yield:

•	We have experienced a changing business mix towards higher yielding transactions which are primarily e-commerce and money remittances, whereas lower yielding transaction, such as telecoms, have declined as a percentage of total payment volume.

•	We have experienced a decline in net revenue yields derived from large merchants such as MNOs since they have a substantial bargaining power over the payment channels they use including our network. We expect that the net revenue yields will be declining in certain verticals such as E-Commerce in case merchants in these verticals will continue to gain scale and accordingly bargaining power within our network.

•	In 2015 our net revenue yield was diluted by the acquisition of Contact and Rapida businesses that historically operated with significantly lower net revenue yields than Qiwi. In 2016 we renegotiated some of the contacts to more favorable terms, however we expect that Contact and Rapida will continue to operate with a lower levels of yields than Qiwi has historically operated.

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we derive revenue from interest revenue, gain from currency swaps, cash and settlement services, rent of space for kiosks, advertising, interest revenue from agent’s overdrafts, and other revenue.

Payment processing fees. Payment processing fees constitute the substantial majority of our revenue and comprise of fees charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are paid to us by merchants for collecting payments on their behalf, which we refer to as merchant fees, and the fees paid by consumers, which we refer to as consumer fees. We typically pass on a portion of the merchants fees to our agents. In certain situations, we may not receive any merchant fees, for example, when a merchant is a government body. We generally recognize merchant fees gross at the point when merchants accept payments from the consumer. Consumer fees fall into two categories – those collected by us directly and those collected by our agents. We recognize revenue from consumer fees charged through Visa Qiwi Wallet or Qiwi Wallet as well as most revenue from consumer fees charged through our kiosks and terminals gross at the point when the consumer makes a payment. Additionally, we earn revenues from fees for inactive accounts and unclaimed payments, writing down leftover balances when our customers do not use their wallets for prolonged periods of time and the wallets are deemed to be inactive.

Other sources of revenue. In addition to payment processing fees, we generate revenue from various other sources including cash and settlement services (representing revenue from different types of support and services that we provide to our agents), advertising revenue (representing revenue from displaying advertising on our kiosks, through short message service and various messengers), interest revenue on agent’s overdrafts (representing revenue from interest earned on amounts of credit that we provide to our agents for them to be able to operate within our network), interest revenue and gain from currency swaps (representing revenue from interest earned on cash deposits with financial institutions, and short- and long-term investments performed as a part of our treasury operations), revenue from rent of space for kiosks (representing revenue from rent obtained for subleasing retail space for kiosks to our agents) and other revenue (representing revenue primarily generated from such operations as software licensing for our processing system to third parties).

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

Ancillary expenses. We incur other expenses in addition to transaction costs and payroll and related taxes, including advertising commission (primarily representing commission we pay to SMS operators and our agents for displaying the advertising), cost of rent of space for kiosks (representing the rental payments we make to retail shop owners to allow agents to install kiosks on their premises under lease arrangements) and other expenses (including call center expenses (payment to call center provider for the number of the calls serviced) and SMS notification expenses).

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of payroll and related taxes for our senior management, finance, legal and other administrative staff, advertising and related expenses, rent of premises and related utility expenses, office maintenance expenses, bad debt expense, offering expenses, taxes other than income taxes, professional fees and other operating expenses.

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

Impairment of intangible assets

As of December 31, 2016 the Group identified impairment indicators for intangible assets allocated to Rapida LTD Cash Generating Unit or CGU (customer relationships and trademarks identified and recognized upon acquisition) as a result of the overall macroeconomic slowdown in Russia and loss of certain banking partners and agents that resulted in decreased payment volumes associated with this particular CGU. The recoverable amount of Rapida LTD CGU was determined based on a value in use calculations using updated cash flow projections that took into account decreased turnovers from a five-year financial model covering the period of 2017-2021. The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Rapida LTD CGU is 21%. The growth rates applied to discounted terminal value projection beyond the forecast period is 3%. There was no impairment of intangible assets in 2014 and 2015.

Other Income and Expense Items

Loss on disposal of subsidiaries

In 2016, loss on disposal of subsidiaries was recorded in the amount of RUB 10 million. The loss is related to the disposal of Processingovyi Tsentr Rapida LLC in December 2016. In 2015, loss on disposal of subsidiaries includes the disposal of CMT Engineering LLC on December 29, 2015 in the amount of RUB 70 million that was partially offset by a gain from disposal of IT Billion LLC and QIWI USA LLC on May 1, 2015 in the amount of RUB 32 million. No similar expenses were incurred in 2014.

Other income

Other income in 2016 included a variety of individually insignificant items; in 2015 primarily included gain from sale of investments and income from penalties charged to agents for violation of our payment system terms and conditions. Other income in 2014 primarily included income from depositary.

Other expenses

Other expenses in 2016 primarily represented discounts recognized on loans issued at rates lower than market rate, tax penalties and charitable donations. In 2015 other expenses were mostly represented by discounts recognized on guarantees provided. In 2014, other expenses primarily included charitable donations.

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

Critical accounting policies and significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. The most significant judgments relate to the recognition of revenue and functional currency. The most significant estimates and assumptions relate to determination of the fair values of assets acquired and liabilities assumed in business combinations, impairment of goodwill and intangible assets, recoverability of deferred tax assets, impairment of loans and receivables and measurement of costs associated with share based payments. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

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

Either one or both of the two types of payment processing fees above apply to a single consumer payment. Transaction costs relate to acquisition of payments by agents, mobile operators, international payment systems and some other parties, and the applicable fees, generally determined as a percentage of consumer payment, for each specific payment channel are on terms similar to those available to other market participants.

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

We also charge a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of RUB 757 million, RUB 548 million, and RUB 130 million for the years ended December 31, 2014, 2015, and 2016 are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and provided at their discretion.

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

Impairment of goodwill and intangible assets

We determine the following Cash Generating Units (GSU): JSC QIWI, Visa QIWI Wallet, Rapida LTD and consider that goodwill relates to the group of three CGUs. For the purpose of goodwill impairment test, we estimate the recoverable amounts of group of three CGUs as fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares. For the purpose of intangible assets with indefinite useful life impairment test, we estimate the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, we estimate the recoverable amounts as higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

Recoverability of deferred tax assets

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

Measurement of costs associated with share-based payments

As of December 31, 2016 we had two outstanding equity-based compensation programs: Employee Stock Option Plan (ESOP) and Restricted Stock Units Plan (RSU Plan). We estimate fair value of ESOP that are expected to vest using the Black-Scholes-Merton option pricing model and RSUs that are expected to vest using the binominal pricing model and recognize the share-based payment expense ratably over the requisite service period applicable to each option vesting tranche. We used the following assumptions:

	2012 Employee Stock Option Plan	2015 Restricted Stock Unit Plan
Adoption date	October, 2012	July, 2015
Type of shares	Class B shares	Class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 7 % of total amount of shares
Exercise price	Granted during:	Granted during:
	Year 2012: U.S. $ 13.65	Year 2016: n/a
Year 2013: U.S. $ 41.24 - 46.57
Year 2014: U.S. $ 34.09 - 37.89
Exercise basis	Shares	Shares
Expiration date	December 2017	December 2022
Vesting period	Up to 4 years	Three vesting during up to 2 years
Expected volatility (%)	28 – 32.2	64.02
Risk free interest rate (%)	0.29 - 3.26	2.99
Dividend yield (%)	0 – 2.83	5.03
Other major terms	The options are not transferrable

The units are not transferrable

All other terms of the units under 2015 RSU Plan are to be determined by the Company’s Board or the CEO, if so resolved by the Board, acting as administrator of the Plan

The expected life of the option represents the period during which our option awards are expected to be outstanding. The expected life of each option tranche was based on the simplified method outlined in Staff Accounting Bulletin No. 107, Share-Based Compensation. This method is also in line with the requirements of IFRS 2 Share-Based Payment.

With respect to price volatility, for ESOP (as it was adopted prior to our initial public offering and we did not have an active trading market for our shares) we estimated the volatility of our shares based on the historical volatility of peer group companies over a period which approximates our expected life of option awards and for the RSU we used the historical three year volatility of our publicly reports share price.

We based the risk-free interest rate that we use in ESOP model on the implied yield currently available on the US treasury bonds, adjusted for a country risk premium, with a remaining term approximating the expected life of the option award being valued; for RSU model we based the risk-free interest rate on Russian Eurobonds yield curve with a maturity of six years.

At the time of the grant date of ESOP on December 21, 2012, we expected that we would not pay cash dividends after the closing of the initial public offering. In light of that expectation, we used an expected dividend yield of zero in our option pricing model for option awards granted in the year ended December 31, 2012. In April 2013, our board of directors subsequently reconsidered this determination, and we currently expect that we will pay dividends from time to time in the future. Any determination regarding the amount of future dividends will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our strategic plans and growth initiatives, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors. Taking into consideration the current dividend policy for dividend distribution in the near term we estimated dividend yield for RSU plan based on the dividends paid during the previous six quarters.

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. IFRS requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate used in valuation models granted during the year 2016 is 15%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

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

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016:

	Years ended December 31,
	2014*	2015*	2016
	(in RUB millions)
Revenue	14,718	17,717	17,880
Cost of revenue (exclusive of depreciation and amortization)	(7,273)	(8,695)	(8,646)
Selling, general and administrative expenses	(3,082)	(3,469)	(3,423)
Depreciation and amortization	(353)	(689)	(796)
Impairment of intangible assets and goodwill	—	—	(878)

Profit from operations	4,010	4,864	4,137

Loss on disposal of subsidiaries	—	(38)	(10)
Other income	42	20	7
Other expenses	(30)	(43)	(76)
Foreign exchange gain	3,359	2,801	1,040
Foreign exchange loss	(1,428)	(1,360)	(1,963)
Share of loss of associates	(26)	—	—
Impairment of investment in associates	(25)	—	—
Interest income	2	16	36
Interest expense	(42)	(109)	(64)

Profit before tax	5,862	6,151	3,107

Income tax expense	(894)	(877)	(618)

Net profit	4,968	5,274	2,489

Attributable to:
Equity holders of the parent	5,024	5,187	2,474
Non-controlling interests	(56)	87	15

*	The amounts shown here may immaterially differ from the amounts shown in Annual report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

Set out below are our consolidated statements of operations data for the years ended December 31, 2014, 2015 and 2016 as a percentage of total revenue:

	Years ended December 31,
	2014	2015	2016
	(as a percentage of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue (exclusive of depreciation and amortization)	(49.4)	(49.1)	(48.4)
Selling, general and administrative expenses	(20.9)	(19.6)	(19.1)
Depreciation and amortization	(2.4)	(3.9)	(4.5)
Impairment of intangible assets and goodwill	—	—	(4.9)
Profit from operations	27.2	27.5	23.1
Loss on disposal of subsidiaries	—	(0.2)	(0.1)
Other income	0.3	0.1	0.0

Other expenses	(0.2)	(0.2)	(0.4)
Foreign exchange gain	22.8	15.8	5.8
Foreign exchange loss	(9.7)	(7.7)	(11.0)
Share of loss of an associates	(0.2)	—	—
Impairment of investment in associates	(0.2)	—	—
Interest income	0.0	0.1	0.2
Interest expense	(0.3)	(0.6)	(0.4)
Profit before tax	39.8	34.7	17.4
Income tax expense	(6.1)	(5.0)	(3.5)
Net profit	33.8	29.8	13.9
Attributable to:
Equity holders of the parent	34.1	29.3	13.8
Non-controlling interests	(0.4)	0.5	0.1

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenue

Set out below are our revenues, by source, for the year December 31, 2015 and 2016, and as a percentage of total revenue:

	Year ended December 31,
	2015	2015	2016	2016
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	17,717	100.0	17,880	100.0
Payment processing fees	14,935	84.3	16,289	91.1
Interest revenue	859	4.9	917	5.1
Cash and settlement services	557	3.1	130	0.7
Revenue from advertising	324	1.8	253	1.4
Ancillary revenue	1,042	5.9	291	1.7

Revenue for the year ended December 31, 2016 was RUB 17,880 million, an increase of 1%, or RUB 163 million, compared to the same period in 2015. This increase was primarily due to an increase in payment processing fees (including fees for inactive accounts and unclaimed payments). Payment processing fees (including revenue from fees for inactive accounts and unclaimed payments) for the year ended December 31, 2016 were RUB 16,289 million, an increase of 9%, or RUB 1,354 million, compared to the same period in 2015. The increase in payment processing fees resulted primarily from an increase of average net revenue yield due to the shift in payment volume mix towards higher yielding payment categories, such as E-commerce and Money Remittance as opposed to lower yielding payment categories such as Telecom, an increase in fees for inactive accounts and unclaimed payments by 16%, or RUB 177 million, from RUB 1,113 million in 2015 to RUB 1,290 million in 2016 as a result of changes to the write-off policy, partially offset by a decrease in payment volumes in Telecom and Other market verticals following the contraction of our kiosk network as well as further diversification of alternative methods (outside of QIWI’s products) for free mobile phone top up available to the consumers.

The number of active Visa Qiwi Wallet consumers increased to 17.2 million as of December 31, 2016 from 16.1 million as of December 31, 2015. The increase was driven mainly by our marketing activities. The number of our kiosks and terminals decreased, with 162,173 active kiosks and terminals as of December 31, 2016 compared to 172,269 as of December 31, 2015 primarily as a result of regulatory changes further described in “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.”

Interest revenue that consists primarily of interest revenue on deposits for the year ended December 31, 2016 was RUB 917 million, an increase of 7%, or RUB 58 million, compared to the same period in 2015. This increase was primarily due to increase in interest income on deposits placed by Rapida LTD in April 2016 that remained until December 31, 2016. In 2015, a similar deposit was canceled in July, and Rapida LTD was only acquired in June of that year. The increase in 2016 was partly offset by decrease in gain from currency swaps due to stabilization of ruble exchange rate.

Revenue from cash and settlement services for the year ended December 31, 2016 was RUB 130 million, a decrease of 77%, or RUB 427 million, compared to the same period in 2015. This decrease was primarily driven by the decline in our kiosk network and corresponding transaction volumes.

Advertising revenue for the year ended December 31, 2016 was RUB 253 million, a decrease of 22%, or RUB 71 million, compared to the same period of 2015. This decline primarily resulted from a decrease of activities by, or termination of advertising contracts with, a number of clients due to overall economic downturn.

Ancillary revenue for the year ended December 31, 2016 was RUB 291 million, a decrease of 72%, or RUB 751 million, compared to the same period in 2015, primarily due to (i) a decrease of revenue from sales of kiosks by 99% or RUB 392 million as a result of disposal of CMT Engineering, whose primary activity was production and sales of kiosks, in December 2015, (ii) a decrease in revenue from rent of space for kiosks by 54% or RUB 157 million as a result of decrease of the quantity of spaces for kiosks following the termination of agreements with several contractors and (iii) a decrease of interest revenue from agent’s overdrafts by 59% or RUB 177 million primarily resulting from the decrease of demand for overdraft facilities by our agents.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2015 and 2016, and as a percentage of total revenue:

	Year ended December 31,
	2015	2015	2016	2016
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(8,695)	(49.1)	(8,646)	(48.4)
Transaction costs	(6,300)	(35.6)	(6,490)	(36.3)
Compensation to employees and related taxes	(1,206)	(6.8)	(1,377)	(7.7)
Ancillary expenses	(1,189)	(6.7)	(779)	(4.4)
Selling, general and administrative expenses	(3,469)	(19.6)	(3,423)	(19.1)
Depreciation and amortization	(689)	(3.9)	(796)	(4.5)

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2016 was RUB 8,646 million, a decrease of 1%, or RUB 49 million, compared to the same period in 2015. Transaction costs increased by 3%, or RUB 190 million, in the year ended December 31, 2016, compared to the same period in 2015, from RUB 6,300 million to RUB 6,490 million largely due to entering into new agreements and the acquisition of Rapida LTD in June 2015 partially offset by the decrease in commission to agents from RUB 3,700 million in 2015 to RUB 3,218 million in 2016 as a result of decline in the number of kiosks.

Compensation to employees and related taxes for the year ended December 31, 2016 was RUB 1,377 million, an increase of 14%, or RUB 171 million, compared to the same period in 2015, primarily due to (i) increase in payouts of termination benefits to employees in 2016; (ii) increase bonus payments for newly-hired employees relating to the launch of new projects (e.g. SOVEST) and (iii) an increase in share-based payment expenses (start of 2016 RSU program).

Ancillary expenses for the year ended December 31, 2016 were RUB 779 million, a decrease of 34%, or RUB 410 million, compared to the same period in 2015. The decrease in ancillary expenses was mainly due to a decrease in cost of kiosks sold from RUB 332 million in 2015 to RUB 3 million in 2016 as a result of the disposal if CMT Engineering, whose primary activity was production and sales of kiosks, in December 2015 and a decrease in the cost of rent of space for kiosks by RUB 67 million from RUB 213 million in 2015 to RUB 146 million in 2016, resulting mainly from the termination of agreements with several contractors.

Adjusted net revenue

Adjusted net revenue for the year ended December 31, 2016 was RUB 10,611 million, an increase of 4%, or RUB 383 million, compared to the same period in 2015. The increase in adjusted net revenue was primarily due to growth of payment adjusted net revenue where an increase in payment average net revenue yield was partially offset by the decline in payment volumes as well as increase of fees for inactive accounts and unclaimed payments offset by a decline of other adjusted net revenue. Average net revenue yield increased by 6 bps, from 1.19% for the year ended December 31, 2015 to 1.25% for the year ended December 31, 2016. Excluding fees for inactive accounts and unclaimed payments, average net revenue yield increased by 4 bps, from 1.06% for the year ended December 31, 2015 to 1.10% for the year ended December 31, 2016. The increase in average net revenue yield is primarily due to an increase (as a percentage of payment volume) of higher yielding transactions such as e-commerce and certain categories of money remittance payments and a decrease lower yielding categories, such as Telecoms and Other.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2016 were RUB 3,423 million, a decrease of 1%, or RUB 46 million, from 2015. This decrease resulted primarily from decrease in bad debt expenses from RUB 362 million in 2015 to RUB 215 million in 2016, due to significant accruals for provisions and impairments made in 2015 and a decrease in advertising and related expenses by 32%, or RUB 77 million due to the optimization of advertising expenses partially offset by (i) a growth of payroll, related taxes and other personnel expenses by 11%, or RUB 171 million, from RUB 1,511 million in 2015 to RUB 1,682 million in 2016 mostly due to increase in share-based payment expenses due to launch of the new RSU plan in 2016, and (ii) an increase of 11%, or RUB 35 million in office maintenance expenses due to renovation of our Moscow office. We anticipate that our SG&A expenses will increase in 2017 as a result of the roll out of our new pay-by-installment project SOVEST.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2016 was RUB 796 million, an increase of 16%, or RUB 107 million, compared to the same period in 2015. The depreciation increase resulted primarily from the capitalized leasehold improvements associated with our Moscow office. The amortization increase resulted primarily from acquisition of CIHRUS LLC and its subsidiaries in June 2015, mostly from purchase of customer base and its computer software and licenses that are used in core operating activities.

Other non-operating gains and losses

Other expenses

Other expenses for the year ended December 31, 2016 was RUB 76 million, an increase of 77%, or RUB 33 million, compared to the same period in 2015. The increase was mainly due to discount amortization on loans issued.

Loss on disposal of subsidiaries

Loss on disposal of subsidiaries for the year ended December 31, 2016 was RUB 10 million compared to RUB 38 million for the same period in 2015. The loss in 2015 was represented by the loss on disposal of CMT Engineering LLC on December 29, 2015 that amounted to RUB 70 million that was partially offset by the gain from disposal of IT Billion LLC and QIWI USA LLC on May 1, 2015 that amounted to RUB 32 million. The loss on disposal in 2016 relates to sale of Processingovyi Tsentr Rapida LLC in December 2016.

Interest expense

Interest expense for the year ended December 31, 2016 was RUB 64 million, a decrease of 41%, or RUB 45 million, compared to the same period in 2015. This decrease mainly resulted from the termination of VTB guarantees and redemptions of most of the borrowings in 2015.

Foreign exchange gain

Foreign exchange gain for the year ended December 31, 2016 was RUB 1,040 million, a decrease of RUB 1,761 million, compared to the same period in 2015. The decrease of foreign exchange gain was primarily a result of a revaluation recorded on US dollar funds received from June 2014 public offering due to the appreciation of the U.S. dollar rate against Russian ruble.

Foreign exchange loss

Foreign exchange loss for the year ended December 31, 2016 was RUB 1,963 million, an increase of RUB 603 million, compared to the same period in 2015 mainly as a result of the depreciation of the U.S. dollar rate against Russian ruble.

Income tax

Income tax for the year ended December 31, 2016 amounted to RUB 618 million, a decrease of 30% (or RUB 259 million) compared to the same period in 2015, due to a decrease of profit before tax. Our effective tax rate in 2016 was 19.9%, an increase of 5.6 % compared to the same period in 2015, due to change in structure of profit before tax that was affected by foreign exchange loss in low tax jurisdiction.

Non-controlling interests

Net gain attributable to non-controlling interests for the year ended December 31, 2016 was RUB 15 million, a decrease of 83%, or RUB 72 million, compared to the same period in 2015, primarily due to the disposal of QIWI USA LLC in 2015.

Year ended December 31, 2015 compared to year ended December 31, 2014

Revenue

Set out below are our revenues, by source, for the year December 31, 2014 and 2015, and as a percentage of total revenue:

	Year ended December 31,
	2014*	2014	2015*	2015
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	14,718	100.0	17,717	100.0
Payment processing fees	12,250	83.2	14,935	84.3
Interest revenue	595	4.0	859	4.9
Cash and settlement services	768	5.2	557	3.1
Revenue from advertising	289	2.0	324	1.8
Ancillary revenue	816	5.6	1,042	5.9

*	The amounts shown here may immaterially differ from the amounts shown in Annual report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

Revenue for the year ended December 31, 2015 was RUB 17,717 million, an increase of 20%, or RUB 2,999 million, compared to the same period in 2014. This increase was primarily due to an increase in payment processing fees. Payment processing fees for the year ended December 31, 2015 were RUB 14,935 million, an increase of 22%, or RUB 2,685 million, compared to the same period in 2014. The increase in payment processing fees resulted primarily from an increase in payment volumes by 33%, or RUB 215 billion, from RUB 645 billion in 2014 to RUB 860 billion in 2015, primarily resulting from the acquisition of Contact and Rapida, the growth in payment volumes in higher yielding payment categories, such as E-commerce and Money Remittance offset by a decrease of average net revenue yield following the acquisition and consolidation of the Contact and Rapida businesses, which historically were lower yielding, and an increase in fees from inactive accounts and unclaimed payments by 70%, or RUB 457 million, from RUB 656 million in 2014 to RUB 1,113 million in 2015 as a result of changes to the write-off policy as well as consolidation of Contact and Rapida.

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

Interest revenue that consists primarily of interest revenue on deposits and gain on currency swaps for the year ended December 31, 2015 was RUB 859 million, an increase of 44%, or RUB 264 million, compared to the same period in 2014. This increase was primarily driven by growth of deposits partly as a result of acquisition of Rapida LTD.

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

Ancillary revenue for the year ended December 31, 2015 was RUB 1,042 million, an increase of 28%, or RUB 226 million, compared to the same period in 2014, primarily due to an increase in interest revenue on agent’s overdrafts resulting from higher market rates and an increase in revenue from sale of kiosks slightly offset by a decrease in revenue from rent of space for kiosks as a result of more favorable terms we offered to our agents.

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

Compensation to employees and related taxes for the year ended December 31, 2015 was RUB 1,206 million, a decrease of 13%, or RUB 185 million, compared to the same period in 2014, primarily due to a decrease in share-based payment expenses and bonus payments as well as the restructuring of employees from front office to back office and IT resulting in the wages of certain employees not being accounted for as cost of revenue.

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

Adjusted net revenue

Adjusted net revenue for the year ended December 31, 2015 was RUB 10,228 million, an increase of 16%, or RUB 1,392 million, compared to the same period in 2014. The increase in adjusted net revenue was primarily due to an increase in payment volume as well as fees for inactive accounts and unclaimed payments offset by the decline of net revenue yield. Average net revenue yield decreased by 18 bps, from 1.37% for the year ended December 31, 2014 to 1.19% for the year ended December 31, 2015. Excluding fees for inactive accounts and unclaimed payments, average net revenue yield decreased by 21 bps, from 1.27% for the year ended December 31, 2014 to 1.06% for the year ended December 31, 2015. The decrease in average net revenue yield is primarily due to consolidation of the historically lower yielding Contact and Rapida businesses partly offset by an increase (as a percentage of payment volume) of higher yielding transactions such as E-commerce and a decrease in transactions with lower yields, such as Telecoms.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2015 were RUB 3,469 million, an increase of 13%, or RUB 387 million, from 2014. This increase resulted primarily from growth of payroll, related taxes and other expenses by 12%, or RUB 162 million, from RUB 1,349 million in 2014 to RUB 1,511 million in 2015 due to: (i) the aforementioned restructuring which resulted in transfer of salary expenses of certain employees from the cost of revenue to selling, general and administrative expenses; (ii) an increase in payroll expenses of newly acquired subsidiaries, including CIHRUS LLC; (iii) increase of ruble salaries of foreign subsidiaries (denominated in foreign currencies), partially offset by the decrease in share-based payment expenses. Further selling, general and administrative expenses were affected by an increase in bad debt expenses from RUB 151 million in 2014 to RUB 362 million in 2015, resulting mainly from an increase in reserves for receivables from several of QIWI’s agents who have shown signs of financial instability; an increase of rent of premises expenses from RUB 242 million in 2014 to RUB 338 million in 2015 primarily due to higher USD rate; an increase in office maintenance expenses from RUB 236 million in 2014 to RUB 310 million in 2015 due to increased automation expenses; and the increase in other tax expenses. These effects were partially offset by a decrease in advertising and related expenses by 53%, or RUB 271 million, from RUB 513 million in 2014 to RUB 242 million in 2015 as there were no significant marketing activities in 2015 as compared to 2014.

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

Loss on disposal of subsidiaries

Loss from disposal of subsidiaries for the year ended December 31, 2015 was RUB 38 million compared to the nil in the same period in 2014. This loss was composed of loss on disposal of CMT Engineering LLC on December 29, 2015 amounted to RUB 70 million that was partially offset by a gain from disposal of IT Billion LLC and QIWI USA LLC on May 1, 2015 amounted to RUB 32 million.

Share of loss of associates

Share of loss of associates for the year ended December 31, 2015 was nil, a decrease of RUB 26 million compared to the same period in 2014. This decrease resulted from the full write-off of all investments in associates.

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

Income tax

Income tax for the year ended December 31, 2015 was RUB 877 million a decrease of 2%, or RUB 17 million, compared to the same period in 2014, due to a decrease in tax on dividends. As a result our effective tax rate decreased insignificantly (by approximately 1.0 per cent).

Non-controlling interests

Net gain attributable to non-controlling interests for the year ended December 31, 2015 was RUB 87 million, an increase of 255%, or RUB 143 million, compared to the same period in 2014, primarily as a result of the disposal of QIWI USA LLC.

B.	Liquidity and capital resources

Our principal sources of liquidity are cash on hand, deposits received from agents and consumers, and revenues generated from our operations.

Our principal needs for liquidity have been, and will likely continue to be, deposits with merchants and other working capital items, capital expenditures and acquisitions. We may seek to raise additional liquidity (through the capital markets or through bank financing) in order to finance the development of our new pay-by-installment project SOVEST or for other potential projects. We believe that our working capital is sufficient to meet our current obligations.

Our balance of cash and cash equivalents as of December 31, 2016 was RUB 18,997 million compared to RUB 19,363 million as of December 31, 2015 and RUB 17,080 million as of December 31, 2014. Cash and cash equivalents comprise predominantly cash at banks and short-term deposits with an original maturity of three months or less.

An important part of our credit risk management and payment settlement strategy relies on deposits we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support in the form of overdrafts and loans for payment processing.

Similarly, certain of our merchants (primarily the Big Three MNOs and Visa) request that we make deposits with them in relation to payments processed through our system. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of December 31, 2016, deposits received from agents and individual customers were RUB 7,991 million, compared to RUB 9,343 million as of December 31, 2015 and RUB 15,231 million as of December 31, 2014. The decrease was primarily driven by lower deposits received from agents as a result of the decline in the number of agents and payment volumes going through kiosks and contraction of working capital financing options available to our agents. As of December 31, 2016, deposits issued to our merchants were RUB 2,315 million, compared to RUB 2,723 million as of December 31, 2015 and RUB 4,331 million as of December 31, 2014. The decline predominantly resulted from partial substitution of deposits with bank guarantees. At the same time cash receivable from agents increased from RUB 521 million as of December 31, 2014 to RUB 1,980 million as of December 31, 2015 and RUB 2,998 million as of December 31, 2016. The increase in 2016 as compared to year ended December 31, 2015 is mostly a result of outstanding cash receivables from several new agents and holidays timing (December 31, 2016 was a holiday in Russia in 2016, but not in 2015 when it was a working day) that resulted in more cash receivables from agents being accumulated.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing systems and leasehold improvements as well as the acquisition of the software that we use in our operations as well as for the R&D. Capital expenditures were RUB 680 million for the year ended December 31, 2016, including (i) RUB 182 million related to the acquisition of computer software; (ii) RUB 113 million related to the acquisition of the processing servers and engineering equipment; (iii) RUB 102 million related to the leasehold improvements; (iv) RUB 61 million related to the prepayments for the acquisition of computer software; (v) RUB 49 million related to the internal development of R&D projects and (vi) RUB 173 million related to other capital expenditures including the acquisition of office equipment, construction in progress and other equipment.

For the year ended December 31, 2015 our capital expenditures were RUB 314 million and included: (i) RUB 226 million related to the acquisition of computer software (ii) RUB 44 million related to the acquisition of the processing servers and engineering equipment, and (iii) RUB 44 million related to the acquisition of computer, office, construction in progress and other equipment.

For the year ended December 31, 2014 our capital expenditures were RUB 407 million that included: (i) approximately RUB 135 million that related to the acquisition of the processing servers and engineering equipment; (ii) approximately RUB 42 million that related to the acquisition of computer, office and other equipment, and (iii) approximately RUB 226 million that related to the acquisition of computer software or advances for computer software.

As of December 31, 2016we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the years ended December 31, 2014, 2015 and 2016:

	December 31,
	2014	2015	2016
	(in RUB millions)
Net cash flow (used in)/generated from operating activities	4,755	(1,007)	5,543
Net cash flow (used in)/generated investing activities	(1,602)	3,556	180
Net cash flow (used in)/generated financing activities	179	(1,893)	(4,637)
Effect of exchange rates on cash and cash equivalents	2,126	1,612	(1,428)
Net increase/(decrease) in cash and cash equivalents	5,458	2,268	(342)
Cash and cash equivalents at the beginning of the period	11,637	17,095	19,363
Cash and cash equivalents at the end of the period	17,095	19,363	19,021

Cash flows from operating activities

Net cash generated from operating activities for the year ended December 31, 2016 was RUB 5,543 million, compared to net cash used in operating activities of RUB 1,007 million for the same period in 2015. The increase in net cash flow from operating activities is a result of changes in working capital, primarily an increase in accounts payable and accruals partially offset by increase in trade and other receivables. In 2016, our working capital balances returned to a more ordinary course of business, as our agents stabilized their businesses after more stringent regulation by the CBR and the overall deterioration of the Russian economy in 2015.

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

Cash flows from investing activities

Net cash inflow generated from investing activities for the year ended December 31, 2016 was RUB 180 million, compared to RUB 3,556 million for the same period in 2015. The decrease in net cash flow was primarily a result of a significant amount of net cash acquired upon business combination or RUB 3,181 million in 2015 compared RUB 10 million of net cash used in business combination in 2016.

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

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2016 was RUB 4,637 million, compared to RUB 1,893 million for the same period in 2015. The increase in net cash used in financing activities was primarily due to the fact that we paid an additional RUB 3,929 million in dividends to our shareholders in 2016 compared to 2015.This increase was partially offset by a decrease in the repayment of borrowings in 2016 as a result of the settlement of outstanding debt in 2015.

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

Borrowings

During the year ended December 31, 2016 the Group used overdraft credit facilities with an overall credit limit of RUB 1,460 million, with maturity from November 2017 to August 2018, and interest rates up to 30% per annum. The balance payable under these credit lines as of December 31, 2016 was zero. Some of these agreements stipulated the right of a lender to increase the interest rate in case covenants are violated. In previous years some of the overdraft credit facility agreements were guaranteed by the Group’s CEO.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions

E.	Off-balance sheet arrangements

We do not have any off-balance sheet financing arrangements.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Operating lease obligations	827	244	391	192	—
Purchase contractual obligations	210	210	—	—
Total contractual obligations	1,037	454	391	192	—

G.	Safe harbor

See “Special Note Regarding - Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Boris Kim	53	Director, Chairman of the Board
Sergey Solonin	43	Director, Chief Executive Officer
Andrey Romanenko	37	Director
Rohinton Minoo Kalifa	55	Independent Director
Osama Bedier	41	Independent Director
Marcus Rhodes	55	Independent Director
David Birch	57	Independent Director
Andrey Protopopov	35	Head of IT and Product
Alexander Karavaev	41	Chief Financial Officer

Biographies

Andrey Romanenko. Mr. Andrey Romanenko has served as our director since December 2010 and as chairman of our board of directors since October 2012 until June 2014. Mr. Romanenko is an entrepreneur and has over 16 years of experience in the payment services and banking industries. He is one of the co-founders of our predecessor, OSMP, and from July 2007 until October 2012 served as our chief executive officer. Since March 2011, Mr. Romanenko has been a partner of two venture funds, AddVenture III and iTech Capital and is a partner of Run Capital venture fund since 2014. Mr. Romanenko served as a member of the board of directors of Qiwi Bank from June 2009 to April 2015. Mr. Romanenko is a Chief Executive Officer of Evotor LLC since June, 2016. Mr. Romanenko graduated from International Independent University of Environmental and Political Sciences in 2000 with a degree in financial management.

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. Mr. Solonin is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of OSMP and from April 2009 until October 2012 served as an advisor to the president on financial matters at OSMP. Mr. Solonin is a General

Director of QIWI JSC since January, 2014 and of Association for Development of Financial Technologies since January, 2017. He also serves on the board of directors of Qiwi Bank and from March 1999 until September 2009 was the chairman of its board of directors. Mr. Solonin is also one of the two directors of iTech Advisors Ltd. Mr. Solonin graduated from the Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

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

Marcus Rhodes. Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for Zoltav Resources (since May 2014) and PhosAgro (since May 2011). From September 2009 to June 2015 Mr. Rhodes was an independent director and chairman of the audit committee for Tethys Petroleum, from July 2008 until June 2011 an independent director and chairman of the audit committee for Wimm-Bill-Dann Foods, from February 2009 to May 2016 for Cherkizovo Group and from November 2009 until June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics & social history.

David Birch. Mr. David Birch has served as our director since June 2, 2016. He is also a Director of Innovation at Consult Hyperion, the secure electronic transactions consultancy, and a Visiting Lecturer at the University of Surrey Business School. He is an internationally recognized thought leader in digital identity and digital money. Mr. Birch has a B.Sc (Hons.) in Physics from the University of Southampton, England, awarded in 1980.

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

Andrey Protopopov. Mr. Andrey Protopopov has served as our head of IT and product since June 2015, before this he served as head of product management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development. Mr. Protopopov graduated from Novosibisrsk State University in 2004 with a masters degree in mathematics.

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

For the year ended December 31, 2016, the aggregate remuneration paid (comprising salary, discretionary bonuses, share-based payments and other short-term benefits) to our directors and executive officers was RUB 124 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Our key management and some other senior managers fall under the bonus program of the Company subject to performance cKPI approved by the Board of Directors. The cKPI for 2016 consisted of net revenue (weight – 40%), adjusted net profit (weight – 40%) and number of active QIWI Wallet users (weight – 20%) of the Company. The cKPI for 2017 compose of core business net revenue (weight – 25%), core business expenses / net revenue (weight – 25%), core business payment volume (weight – 25%) and assistance of core to non-core (assessed by CEO). Bonus shall be allocated fractionally on a quarterly basis subject to performance of the cKPI according to the formula approved by the Board of Directors. Bonus allocation shall take place upon approval of the quarterly / annual consolidated financial statements of the Company by the Board of Directors.

Employee Stock Option Plan

General. In October 2012, our board of directors adopted and our shareholders approved an Employee Stock Option Plan, or the 2012 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. Certain amendments were introduced to the 2012 Plan in 2013 and 2015 and 2017. Under the 2012 Plan, we may grant options to purchase our class B shares to employees and service providers in connection with their provision of services to us or our subsidiaries. A maximum of 3,640,000 of our class B shares, or 7% of our entire issued and outstanding share capital as of the date immediately preceding our initial public offering, are reserved for issuance under the 2012 Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The 2012 Plan is scheduled to expire on the tenth anniversary of its adoption, although previously granted awards will remain outstanding after such date in accordance with their terms.

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

Net Income Transfer Restriction. All options granted under the 2012 Plan are subject to an additional transfer restriction applicable to shares acquired by exercising the option. This transfer restriction prohibits the individual from transferring these shares unless we have achieved RUB 5,359,284,000 in net income (measured in accordance with the management reporting practices) during the previous 12 months’ period. We determine at the end of each fiscal quarter whether such net income test has been met and, to the extent that it has not been met, individuals holding shares acquired through the exercise of these options are not permitted to transfer the shares while they remain employed by us or one of our subsidiaries. This transfer restriction will cease to apply in the event that the option holder’s employment or service with us or our subsidiaries terminates. In May 2015 our board of directors eliminated the net income target restriction for half of the vested option shares of each participant of the 2012 Plan and replaced the initial U.S.$170 million net income target by the RUB 5,359,284,000 net income target (the amount is the equivalent of U.S.$170 million converted into Russian ruble at the foreign exchange rate as of October 31, 2012, which was the date of approval of the 2012 Plan) for the remaining half of the vested option shares of each participant of the 2012 Plan. In March 2017, our board of directors removed the net income target restriction in its entirety.

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

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at March 17, 2017:

	Option plan	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Alexander Karavaev	RSU Plan	August 12, 2016	—	12,333	n/a	December 31, 2022
Andrey Protopopov	ESOP	November 15, 2013	51,000	—	41.2380	December 31, 2020
	RSU Plan	August 12, 2016	—	11,333	n/a	December 31, 2022

C.	Board Practices.

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to seven directors nominated and elected by the shareholders (subject to certain exemptions), including not less than three directors who shall be independent directors (see also “Description of Share Capital—Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the annual report will expire at the annual general meeting of shareholders to be held in 2017. Our directors shall be elected at each subsequent annual general meeting of shareholders. Our articles of association provide that we may have up to seven directors, including not less than three independent directors. Non-independent directors shall not be more than four.

Under the Nasdaq Listing Rules, a director employed by us or that has, or had, certain relationships with us during the three years prior to this annual report, cannot be deemed to be an independent director, and each other director will qualify as independent, only if our board of directors affirmatively determines that the director has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Our articles of association provide that any elected director may be qualified as an independent director if such director meets certain criteria under the Nasdaq Listing Rules. Accordingly, our board of directors has affirmatively determined that Mr. Marcus Rhodes, Mr. Ron Kalifa, Mr. Osama Bedier and Mr. David Birch are each an independent director in accordance with the Nasdaq Listing Rules.

Committees of our Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the strategy committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit committee. Our audit committee consists of Messrs. Kalifa, Rhodes and Birch. Mr. Rhodes is the chairman of the audit committee and our board of directors has determined that Mr. Rhodes qualifies as an “audit committee financial expert,” as defined under Nasdaq Listing Rules and the rules and regulations of the Exchange Act. Messrs. Kalifa, Rhodes and Birch are each an independent director in accordance with the Nasdaq Listing Rules.

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

Compensation committee. Our compensation committee consists of Messrs. Bedier, Kalifa and Romanenko. Mr. Kalifa is the chairman of the compensation committee. Messrs. Bedier and Kalifa are independent directors in accordance with the Nasdaq Listing Rules. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. Given Mr. Romanenko’s long history and commitment to the Company, we believe he is well positioned to advise on matters of compensation. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

•	approving the compensation package of the chief executive officer;

•	administering our equity incentive plan;

•	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and

•	authorizing the repurchase of shares from terminated employees.

Strategy committee. Our strategy committee consists of Messrs. Bedier, Birch and Kalifa. Mr. Bedier is the chairman of the strategy committee. Our strategy committee has a key role in defining our strategic goals and objectives, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

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

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and may therefore be unenforceable.

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

Under our articles of association and Cyprus Law, a director who is in any way, directly or indirectly, interested in a contract or proposed contract with us must declare the nature of his or her interest at a meeting of our board of directors. In addition, a director has no right to vote in respect of any contract or arrangement in which he or she is interested, and if the director does vote, his or her vote will not be counted nor will he or she be counted for purposes of determining whether quorum at the meeting has been established.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 17, 2017, by:

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

The calculations in the table below are based on 15,516,573 class A shares and 45,080,461 class B shares outstanding as of March 17, 2017, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by U.S. holders.

	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting
Directors and Executive Officers:
Andrey Romanenko	1	—	*	—	—
Marcus Rhodes	—	500	—	*	—
Sergey Solonin(1)	11,877,822	—	76.5	—	59.3
Osama Bedier	—	—	—	—	—
Rohinton Minoo Kalifa	—	—	—	—	—
Boris Kim(2)	1,923,346	—	12.4	—	9.6
David Birch	—	—	—	—	—
Andrey Protopopov(3)(5)	—	62,333	—	*	*
Alexander Karavaev(4)(5)	—	28,617	—	*	*

All directors and executive officers as a group				*
Principal Shareholders:
Saldivar Investments Limited(1)	11,877,821	—	76.5	—	59.43
E1 Limited(2)	1,923,346	—	12.4	—	9.6
Mitsui & Co., Ltd.(6)	1,715,403	—	11.1	—	8.6
Otkritie Holding JSC(7)	—	3,514,423	—	7.8	1.8
Platinum Investment Management Limited(8)		3,636,817	—	8.1	1.8
Sylebra Capital Management(9)	—	2,508,650	—	5.6	1.3
Waddell & Reed Financial, Inc.(10)	—	2,385,500	—	5.3	1.2

*	Represents less than 1%.
(1)	Sergey Solonin is the owner of 94.81% of shares of Saldivar Investments Limited and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is Themistokli Dervi, 6 P.C. 1066, Nicosia, Cyprus.
(2)	Boris Kim is the owner of 63.38% of the shares of E1 Limited, and, accordingly, holds voting and dispositive power over our shares held by such entity. The address of such entity is Diagoras 4, Kermia Building, 6th floor, office 601-602, Nicosia, Cyprus, 1510.
(3)	Reflects options to purchase 51,000 class B shares that have already vested and the right to receive 11,333 class B shares that are currently unvested.
(4)	Including the right to receive 12,333 class B shares that are currently unvested.
(5)	Calculated as percentage of the issued share capital assuming the exercise of all vested options and restricted stock units held by the participants.
(6)	Mitsui & Co., Ltd. is a widely-held public corporation the shares of which are traded on the Tokyo, Nagoya, Sapporo, and Fukuoka stock exchanges. The address of such entity is 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo, Japan.
(7)	Based solely on the Schedule 13-D/A filed by Otkritie Investments Cyprus Limited and Otkritie Holding JSC with the Securities and Exchange Commission on February 27, 2017.
(8)	Based solely on the Schedule 13-G filed by Platinum Investment Management Limited with the Securities and Exchange Commission on February 15, 2017.
(9)	Based solely on the Schedule 13-G/A jointly filed by Sylebra HK Company Limited, Sylebra Capital Management, Jeffrey Richard Fieler, and Daniel Patrick Gibson with the Securities and Exchange Commission on February 15, 2017.
(10)	Based solely on the Schedule 13-G/A jointly filed by Waddell & Reed Financial, Inc., Waddell & Reed Financial Services, Inc., Waddell & Reed, Inc., Waddell & Reed Investment Management Company, and Ivy Investment Management Company with the Securities and Exchange Commission on February 14, 2017.

B.	Related Party Transactions.

Agreements with VTB

During the year ended December 31, 2016 the Group used overdraft credit facilities with an overall credit limit of RUB 1,460 million, with maturity from November 2017 to August 2018, and interest rate up to 30% per annum. The balance payable under these credit lines as of December 31, 2016 was zero. Some of these agreements stipulated the right of a lender to increase the interest rate in case covenants are violated. In previous years some of the overdraft credit facility agreements were guaranteed by the Group’s CEO.

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 27 million as of December 31, 2016. We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

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

Our ADSs, each representing one class B share, have been listed on the Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013, under the symbol “QIWI.” However, our ADSs were not offered for trading on MOEX until October 10, 2013. Prior to that time, there was no public market for our ADSs or our ordinary shares. The following table sets forth for the periods indicated the high and low sales price per ADS as reported on Nasdaq:

	High	Low
	(in U.S.$)
Year
2013 (from May 3)	59.24	14.59
2014	56.37	18.70
2015	34.89	15.07
2016	17.77	10.65

Quarter
2015:
First Quarter	25.80	19.03
Second Quarter	34.89	24.64
Third Quarter	30.62	15.07
Fourth Quarter	20.03	15.51

2016:
First Quarter	17.77	10.65
Second Quarter	16.40	10.73
Third Quarter	15.91	11.47
Fourth Quarter	15.00	12.36
Most recent six months
2016:
September	15.91	14.64
October	15.00	12.87
November	13.67	12.47
December	12.95	12.36
2017:
January	13.71	11.80
February	15.70	13.40

The following table sets forth for the periods indicated the high and low sales price per ADS as reported on MOEX:

	High	Low
	(in RUB)
Year
2013 (starting October 10)	2,000	1,302
2014	1,948	1,004
2015	1,895	995
2016	1,300	709
Quarter
2015:
First Quarter	1,600	1,220
Second Quarter	1,705	1,335
Third Quarter	1,895	995
Fourth Quarter	1,350	1,025
2016:
First Quarter	1,300	825
Second Quarter	1,075	709
Third Quarter	1,018	770
Fourth Quarter	945	770
Most recent six months
2016:
September	1,018	937
October	945	824
November	894	803
December	829	770
2017:
January	821	711
February	904	800

The closing price for our ADSs on the Nasdaq on March 17, 2017 was US$16.66 per ADS and on MOEX was RUB 939 per ADS.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

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

Our board of directors, at its discretion, may convene an extraordinary general meeting. Extraordinary general meetings must also be convened by the board of directors at the request of shareholders holding in aggregate at the date of the deposit of the requisition either (a) not less than 10% of our outstanding share capital or (b) not less than 10% of the voting rights attached to our issued shares, or, in case the board of directors fails to do so within 21 days from the date of the deposit of the requisition notice, such requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene an extraordinary general meeting, but any meeting so convened may not be held after the expiration of 3 months from the date that is 21 days from the date of the deposit of the requisition notice.

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

Board of Directors

Appointment of Directors

Our articles of association provide that we shall have up to seven directors, including not less than three independent directors. As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent.

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

Each of the board and any shareholder or group of shareholders is entitled to nominate one or more individuals for election (or re-election) to our board of directors not less than 30 days prior to any general meeting at which all the non-independent directors are scheduled to be appointed. The board shall screen all submitted nominations for compliance with the provisions of our articles of association following which it shall compile and circulate a final slate of nominees to be voted on at the general meeting to all the shareholders entitled to attend and vote at the relevant general meeting at least 15 days prior to the scheduled date thereof.

Except as set out below, the non-independent directors are appointed by shareholder weighted voting, under which each shareholder has the right to cast among one or more nominees as many votes as the voting rights attached to its shares multiplied by a number equal to the number of non-independent directors to be appointed. Non-independent directors are appointed as follows: (1) the term of office of the non-independent directors shall be for a period from the date of the annual general meeting at which they were elected until the following annual general meeting; (2) all the non-independent directors shall retire from office at each annual general meeting; (3) all retiring non-independent directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the non-independent directors retire by electing another individual nominated to the office of non-independent director by any of the board, any shareholder or group of shareholders by serving a notice at least 30 days prior to such general meeting, and in default the retiring non-independent director shall, if offering himself for re-election and if he has been so nominated by the board, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such non-independent director shall have been put to the meeting and not adopted.

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

At any moment of time after the appointment of the non-independent directors any director may request the board to screen the non-independent directors for compliance with independence criteria within the meaning of the Nasdaq Listing Rules. In case the board determines that any non-independent director meets the criteria such non-independent director shall be re-classified as the independent director.

In the event that the entire board of directors is terminated by a shareholder or a group of shareholders representing at least 10.01% of the voting rights attached to our issued shares, Board will remain in office only to summon a general meeting for purposes of (1) terminating the entire board pursuant to a request of the requesting shareholders and (2) appointing new non-independent directors, and new independent directors. If, for any reason, the number of directors falls below the number fixed by the articles of association as the necessary quorum for board meetings and the vacant positions are not filled as per the above procedure within 21 days, the remaining directors may remain in office only to convene a general meeting, at which all directors must retire and new directors will be appointed as provided above.

Our board of directors can elect a chairman by an absolute majority of votes of all the directors provided that an affirmative vote of at least one independent director is received (for so long as class A shares are in issue and are outstanding).

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice (under our articles of association at least 30 days’ notice is required). The office of any of the directors becomes vacant if, among other things, the director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or (b) becomes permanently incapable of performing his or her duties due to mental or physical illness or due to his or her death. If our board of directors exercises its right to appoint a director to fill in a vacancy on the board created during the term of a director’s appointment as provided in our articles of association, shareholders holding 10.01% of the voting rights attached to our issued shares may terminate the appointment of the entire board of directors. See also “—Appointment of Directors.”

Powers of the Board of Directors

Our board of directors has been granted authority to manage our business affairs and has the authority to decide, among other things, on the following:

(a)	approval of strategy and annual budget and for the group;

(b)	approval of certain transactions, including material transactions (as defined in our articles of association), borrowings as well as transactions involving sale or disposition of any interest in any group company (other than QIWI plc) or all or substantially all of the assets of any group company;

(c)	any group company’s exit from or closing of a business or business segment, or a down-sizing, reduction in force or streamlining of any operation over certain thresholds as set out in our articles of association;

(d)	any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation involving any group company (other than QIWI plc);

(e)	entry into any agreement or transaction with a related party except for: (1) transactions in the ordinary course of business (as defined in our articles of association) on an arm’s length basis, (2) intra-group transactions, (3) transactions at a price less than U.S.$50,000 (if the price can be determined at the time the transaction is entered into);

(f)	issuance and allotment of shares by us for consideration other than cash; and

(g)	adoption of any employee stock option plan or any other equity-based incentive compensation program for our group (subject to a general meeting approving the total number of shares and classes of shares to be reserved for issuance under any such program).

Our board of directors may exercise all the powers of the Company to borrow or raise money.

Proceedings of the Board of Directors

Our board of directors meets at such times and in such manner as the directors determine to be necessary or desirable. For as long as any class A shares are issued and outstanding, the quorum necessary for a meeting of our board of directors to be validly convened is a simple majority of the total number of the non-independent directors and the then-existing independent directors.

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

Where a director has, directly or indirectly, an interest in a contract or proposed contract, that director must disclose the nature of his or her interest at the meeting of the board of directors and shall not vote on such contract or arrangement.

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

In addition, class A shares will be automatically converted into class B shares, on a one-to-one basis, in the following circumstances: (1) all class A shares which are transferred by a holder, except in circumstances permitted under our articles of association, shall, immediately upon such transfer, be automatically converted into class B shares; (2) all class A shares held by a shareholder will be automatically converted into class B shares on the occurrence of a change of control (as defined in our articles of association) of the class A shareholder; and (3) all class A shares will be automatically converted into class B shares in the event that the aggregate number of class A shares constitute less than 10% of the aggregate number of class A and class B shares outstanding.

For so long as class A shares are in issue and are outstanding, class A shares will not convert into class B shares where: (1) the transfer is to one or more of the transferor’s directly or indirectly controlled affiliates; (2) 10% or more of the total number of class A shares in issue are transferred; (3) the transfer is to one or more of the existing class A shareholders; and (4) the transfer is to the person(s) that was (were) the ultimate beneficial owner(s) of class A shareholder at the time of Listing. In the case of (2) above the transfer of A shares is permitted if: (a) it is approved in writing by the shareholders holding in aggregate at least 75% of the total number of class A shares in issue; or (b) the shareholder (or a group of shareholders) transferring class A shares has (or have) offered such shares to the other then-existing shareholders holding class A shares in accordance with the procedure set out in the articles of association.

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

Form and transfer of shares. The instrument of transfer of any share must be executed by or on behalf of the transferor and the transferee, and the transferor will be deemed to be the holder of the share until the name of the transferee is entered into the register of shareholders. Except as set out above and in our articles of association, shareholders are entitled to transfer all or any of their shares by instrument of transfer in writing in any usual or common form or in any other form, including electronic form, which the directors may approve.

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

Cypriot companies law contains provisions in respect of squeeze-out rights. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% in value of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cypriot courts not to permit the acquisition. If the offeror company already holds more than 10%, in value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then, within one month of the date the bidder holds more than 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of receiving such notice, require the offeror company to acquire their shares on the same terms on which the shares were acquired or on such other terms as may be agreed between them or as the court may order.

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

Material Cypriot Tax Considerations

Tax residency

In accordance with the Cyprus Income Tax Law, a company is tax resident in Cyprus if its management and control are exercised in Cyprus. There is no definition in the Cyprus Income Tax Law as to what constitutes management and control however it is understood that the concept of “central management and control” followed by the Cyprus tax authorities is in line with the such concepts applied in other common law countries’ and has developed through case law. The concept refers to the highest level at which the business of the company is controlled and the policy decisions of the directors are taken. This place is usually where the shareholders and board of directors meets and takes key management and commercial decisions.

The Cyprus tax authorities have published a tax residency certificate request and questionnaire form indicating information that need to be provided by a company when obtaining Cyprus tax residency certificate.

Depending on the answers to the above questionnaire the Cyprus tax authorities will grant a tax residency certificate to a company.

We consider the company to be a resident of Cyprus for tax purposes. However, taking into consideration that the majority of the board of directors is comprised of non-Cyprus tax residents and a number of other factors which may be treated as not fully in line with the abovementioned requirements, our tax residency in Cyprus may be challenged by the relevant tax authorities.

Moreover, we may be deemed not to be a tax resident in Cyprus due to the implication of the Russian laws, for further details see risk factor Item 3.D “Risk Factors – Risks Related to Taxation – We may be deemed to be a tax resident outside of Cyprus.”

With respect to the holders of our ADSs individuals, such holder may be considered to be a resident of Cyprus for tax purposes in any one calendar year (which corresponds to a period from January 1 to December 31) if such holder is physically present in Cyprus for a period exceeding in aggregate more than 183 days in that calendar year.

The holding and disposal of the ADSs by a non-tax resident will not create any tax liability in Cyprus. Non-tax residents are not liable for any tax on the disposal of shares or other securities of a Cyprus company unless the Cyprus company is the owner of immovable property situated in Cyprus.

Taxation of Cyprus Resident Company

A company which is considered a resident of Cyprus for tax purposes is subject to corporate income tax in Cyprus on its income accrued and derived from all chargeable sources in Cyprus and abroad, worldwide income, taking into account certain exemptions. The rate of corporate income tax in Cyprus is 12.5% as of January 1, 2013.

Non-tax resident Cyprus companies (i.e. not managed and controlled from Cyprus) are liable to income tax in Cyprus only in respect of the following types of income arising in Cyprus: trading profits of a permanent establishment situated in Cyprus (i.e. fixed base from which a business is carried on), profit from the sale of trade goodwill in Cyprus and rental income from property situated in Cyprus.

Special Contribution for Defence is levied on certain types of income of tax residents of Cyprus (See provisions of sections “Material Cypriot Tax Considerations - Taxation of Dividend Income” and “Taxation of Interest Income”).

Taxation of Dividend Income

Dividend income (whether received from Cyprus tax resident or non- tax resident Cyprus companies) is exempt from Corporate Income Tax in Cyprus.

Dividend income from Cyprus resident companies is exempt from the Cypriot Special Contribution for Defence whereas dividend income received from non-Cypriot resident companies is exempt from the Cypriot Special Contribution for Defence provided that either (i) not more than 50% of the foreign paying company and/or permanent establishment’s activities result directly or indirectly in investment (“passive”) income, or (ii) the foreign tax burden suffered on income of the foreign company and/or permanent establishment paying the dividends is not significantly lower than the tax burden payable in Cyprus (currently interpreted to mean an effective tax burden of at least 6.25%).

Dividends declared by a Cyprus tax resident company to another Cyprus tax resident company after the lapse of four years from the end of the year in which the profits were generated are subject to Special Contribution for Defence at applicable rate. Dividend income which emanates directly or indirectly out of such dividends on which Special Contribution for Defence was previously suffered is exempt.

If the participation exemption for the Cypriot Contribution for the Defence does not apply, dividends receivable from non-Cypriot resident companies are taxed at a rate of 17%. Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

New provisions incorporated effectively from January 1, 2016 in the Cyprus tax legislation in order to be harmonized with the European Directive 2011/96/EU and related amending directives. These provisions involve the introduction of anti-hybrid and general anti-avoidance measures in relation to the distribution of profits from a subsidiary to a parent company within the European Union.

Dividend income of a Cyprus tax resident and Cyprus domiciled (as from July 16, 2015) individual from Cyprus and/or non-Cyprus tax resident companies is subject to Special Contribution for the Defence at applicable rate of 17%.

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

Deemed Dividend Distribution

Cyprus tax resident companies which do not distribute 70% of their profits after tax, as defined by the Special Contribution for the Defence of the Republic Law, by the end of the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special Contribution for the Defence will be payable on such deemed dividend to the extent that the shareholders for deemed dividend distribution purposes are Cyprus tax residents. In respect of profits of years of assessment after 2012 onwards the Special Contribution for Defence rate is 17%. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year by the end of the period of two years from the end of the year of assessment to which the profits refer. This Special Contribution for the Defence is paid by the Company for the account of the shareholders.

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the defense tax any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax resident in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents.

Taxation of Capital Gains

Cyprus Capital Gains Tax is imposed (when the disposal is not subject to income tax) at the rate of 20% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own immovable property in Cyprus, and such shares are not listed in any recognized stock market.

It is unclear whether this exception also applies to disposal of the ADSs.

Inheritance Tax

There is no Cyprus inheritance tax.

Tax Position of Holders of ADSs with Respect to Distributions

There is no express provision in the Special Contribution for Defence law on the treatment of holders of ADSs with respect to Special Contribution for Defence on dividends nor is there any specific guidance issued by the Cypriot tax authorities on the point. We are of the view that holders of ADSs will be subject to the same treatment as holders of shares with respect to the liability of Special Contribution for Defence on dividends and, therefore, the provision of sections “— Taxation of Dividend Income” and “— Deemed Dividend Distributions” above would apply equally to the holders of ADSs.

Taxation of income and gains

Gains from the disposal of securities

Any gain from disposal by the company of securities (the definition of securities includes shares and bonds of companies and options thereon) shall be exempt from corporate income tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Special Contribution to Defence. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognized stock exchange.

In accordance with Article 2 of the Income Tax Law L118(I)/2002 (as amended) the term “titles” is explicitly defined to include shares, bonds, debentures, founders’ shares and other titles of companies or other legal persons, incorporated under a law in the Republic of Cyprus or abroad and rights. Therefore, company’s securities (ADSs) may constitute “titles” based on the understanding that they represent shares of QIWI plc.

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

Since July 1, 2016 Cyprus now also offers a tax efficient new IP Box, fully aligned with the OECD/G20 Base Erosion and Profit Shifting (“BEPS”) Action 5 report. Under the new Cyprus IP Box, Cyprus IP companies can achieve an effective tax rate of 2.5% (or less) on qualifying profits earned from exploiting qualifying IP. Non qualifying incomes are taxable at an effective tax rate of 12.5% (or less).

Tax treatment of the Foreign exchange differences

Up to January 1, 2015 the treatment of foreign exchange gains or losses depended on the items on which they occurred and whether these items were associated with taxable or tax-exempt activities and whether it was realized or unrealized.

As of January 1, 2015 the Cyprus tax laws provide for all foreign exchange differences to be tax neutral from a Cyprus income tax perspective (i.e. gains are not taxable/losses are not tax deductible) with the exception of forex gains/losses arising from trading in forex which remain taxable/ deductible. Regarding trading in forex, which remains subject to tax, the tax payers have an option to make an irrevocable election whether to be taxed only upon realization of forex rather than on an accruals/accounting basis.

Taxation of Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “active” or “passive.” Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business, including interest which is closely connected with the ordinary course of its business will be subject to corporate income tax at the rate of 12.5%, after the deduction of any allowable business expenses. Any other interest income will be subject to the Special Contribution for Defence at the rate of 30% on the gross amount of interest.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary carrying on of a business and should, as such, be exempt from Special Contribution for Defence and only be subject to corporate income tax, see provisions of section “Arm’s length principle”.

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

Interest incurred in connection with acquisition (directly or indirectly) of shares in a 100% owned subsidiary company as of January 1, 2012 (irrespective of the tax residency status of the subsidiary) shall be deductible for Cypriot tax purposes. This would apply provided that the assets of the subsidiary do not include assets not used in the business. However, in case the subsidiary possesses such assets, the deductibility of interest at the level of the holding company is limited only to the amount relevant to assets, used in the business.

The latest amendments to tax legislation introduce notional interest deduction under which the Cyprus companies that have issued additional share capital starting from January 1, 2015 and afterwards will have the benefit of a notional interest that will be deducted from their taxable income for each tax year (See provisions of section “Material Cypriot Tax Considerations –Notional Interest Deduction).

Notional Interest Deduction

The latest amendments to Cyprus tax legislation introduce Notional Interest Deduction (NID) under which the Cyprus companies that have issued additional share capital starting from January 1, 2015 and afterwards will have the benefit of a notional interest that will be deducted from their taxable income for each tax year. As per the legislation, the NID is calculated on “new equity” introduced in the company as from January 1, 2015. The NID is calculated as follows: New Equity x NID rate (capped at 80% of taxable profits).

“New equity” is considered to consist of paid-up share capital of any class (ordinary, preference, redeemable, convertible shares), paid in cash or in kind and share premium which have been issued and settled as from January 1, 2015 and it is available for the period during which the new equity is in issue.

As per the Cyprus legislation, the NID interest rate is the yield on 10-year government bonds (as at December 31 of the prior tax year) of the country where the funds are employed plus a 3.0% premium, subject to a minimum amount which is the yield on the 10-year Cyprus government bond plus the 3.0% premium. The NID deduction cannot exceed 80% of the taxable profit as calculated before NID. A scheduling approach is expected to be followed – it is applied by reference to the taxable profits that are generated from assets/activities that are financed by the “new equity” on which the NID is calculated as per the Tax Technical Circular issued by the Cyprus Tax Authorities.

Arm’s length principle

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws. However, the arm’s length principle in the Cyprus income tax law requires that all transactions between related parties should be carried out on the at an arm’s length basis, being at fair values and on normal commercial terms.

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two businesses which differ from those which would have been made between independent parties, any profits which would have accrued to one of the party had the two businesses been independent, but have not so accrued, may be included in the profits of that business and taxed accordingly. The amendment to the income tax law, effective as of January 1, 2015, extends the arm’s length principle by introducing the possibility of, in cases where two related Cyprus tax residents transact and the Cyprus Tax Authorities make an upward arm’s length adjustment to one of them, effecting a corresponding downwards adjustment to the other one.

We cannot exclude that the respective Cyprus Tax Authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.

Stamp duty

Cyprus levies stamp duty on an instrument if it relates to any property situated in Cyprus or any matter or thing which is performed or done in Cyprus.

Documents are subject to stamp duty in Cyprus at a fixed fee or based on the value of such document with a maximum amount of stamp duty of EUR 20,000 per instrument. In case the document has a nominal value, there is a risk stamp duty to apply on the fair market value of the underlying asset.

A liability to stamp duty may arise on acquisition of Cyprus shares and such stamp duty would be payable where the shares acquisition documents are executed in Cyprus or later brought into Cyprus as the company’s shares may be considered as Cypriot property.

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

Any payment of interest which is not considered as interest accruing from the ordinary course of business or interest income closely connected with the ordinary course of business by the company to Cypriot tax resident (both corporations and individuals) lenders shall be subject to Special Contribution for Defence Fund at the rate of 30%, whereby the company may be required to withhold such tax from the interest. Depending on the facts and circumstances of the case, the company may not need to act as the withholding agent.

Capital duty

Capital duty is payable to the Registrar of Companies in respect of the registered authorized share capital of a Cypriot company upon its incorporation and upon its subsequent increases thereon, with the amount of duty to be calculated based on authorized share capital and/or issued share capital as the case may be.

With the reference to the above section “Material Cypriot Tax Considerations” we cannot exclude that we might be subject to additional tax liabilities in case the respective Cyprus tax authorities apply different rulings to the transactions carried out by us or in our respect, which could have a material adverse effect on our business, financial condition and results of operations.

United States Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax consequences to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion is not a complete analysis or listing of all of the possible tax consequences and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. Special rules that are not discussed in the general descriptions below may also apply. In particular, the description of U.S. federal income tax consequences deals only with U.S. Holders that own our ADSs or ordinary shares as capital assets. In addition, the description of U.S. federal income tax consequences does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, Medicare tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-U.S. entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding. The following discussion does not address any tax consequences arising under the laws of any U.S. state or local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

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

In General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion under “— Passive Foreign Investment Companies” below, a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon a sale or other disposition of its ADSs or ordinary shares in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares, in each case, as determined in U.S. dollars. Such capital gain or loss will be long-term capital gain (taxable at a reduced rate for non-corporate U.S. Holders, such as individuals) or loss if, on the date of sale or disposition, such ADSs or ordinary shares were held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to significant limitations.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2016. We do not anticipate being a PFIC for our current taxable year, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Furthermore, it is possible that the IRS may challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, the U.S. Holder will generally be subject to an increased amount of taxes and an interest charge, characterization of any gain from the sale or exchange of our ADSs or ordinary shares as ordinary income, and other disadvantageous tax treatment with respect to our ADSs or ordinary shares unless the U.S. Holder may make a mark-to-market election (as described below). Further, if we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

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

We do not intend to provide the information necessary for U.S. Holders of our ADSs or ordinary shares to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ADSs or ordinary shares, including reporting on IRS Form 8621.

Each U.S. Holder should consult its tax adviser concerning the U.S. federal income tax consequences of holding and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

An individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders should consult their tax advisors regarding application of the information reporting rules.

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

Legal entities or organizations

A non-resident holder that is a legal entity or organization generally should not be subject to any Russian taxes in respect of any gain or other income realized on the sale, exchange or other disposal of the ADSs unless more than 50% of our assets consist of immovable property situated in Russia. Otherwise, any proceeds from sale, exchange or other disposal of ADSs would be regarded as Russian source income received by non-resident holders that are legal entities or organizations, subject to Russian income tax. Because the determination of whether more than 50% of our assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute more than 50% of our assets. The above tax may be reduced or eliminated under an applicable double tax treaty, provided that the recipient of the income is its beneficial owner, such income is not attributable to a permanent establishment in Russia, the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

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

In the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to disposal of shares in a Russian “immovable property company” (company with more than 50% of its assets consisting of immovable property situated in Russia (as defined in the treaty)). Because the determination of whether more than 50% of our assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia does not currently, or will not, constitute more than 50% of our assets. If more than 50% of our assets were to consist of immovable property situated in Russia, the benefits of the United States-Russia double tax treaty may not be available to an ADS holder. Therefore, share of immovable property situated in Russia, owned directly or indirectly, in our assets should be calculated to assess availability of a treaty relief.

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

Double Tax Treaty Procedures

Where a non-resident holder of ADSs receives income from a Russian source, the Russian tax (if applicable under Russian domestic tax law) may be reduced or eliminated in accordance with the provisions of a double tax treaty. Advance treaty relief should be available for those eligible, subject to the requirements of the laws of Russia. In order for a non-resident holder to benefit from the applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty for which benefits are claimed. Currently, a non-resident holder is required to provide a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalized, translated into Russian and notarized). The tax residency confirmation needs to be renewed on an annual basis, and provided before the first payment of income in each calendar year. For non-resident holder that is a legal entity or organization this should be a tax residency certificate for the relevant year.

Starting from January 01, 2016, a non-resident holder who is an individual willing to obtain the advance double tax treaty relief at source should confirm to a tax agent that he or she is tax resident in a relevant foreign jurisdiction having a double tax treaty with Russia by providing the tax agent with (i) a passport of a foreign resident, or (ii) another document envisaged by an applicable federal law or recognized as a personal identity document of a foreign resident in accordance with the double tax treaty, and (iii) upon request of the tax agent, a tax residency certificate for the relevant year issued by the competent authorities of his or her country of residence for tax purposes. A notarized Russian translation of the certificate is required. The above provisions are intended to provide a tax agent with the opportunity of applying reduced (or zero) withholding tax rates under an applicable double tax treaty at source. However, due to the novelty of these provisions there is some uncertainty as to how they will be applied by the Russian tax authorities in practice.

In addition, in order to benefit from the applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. Starting from January 1, 2015, in addition to a certificate of tax residency, the Russian Tax Code allows the tax agent to require a confirmation from the non-resident holder – legal entity that it is the beneficial owner of the relevant income. Starting from January 1, 2017 this right of the tax agent becomes an obligation. As of the date of this annual report, there has been no guidance on the form of such confirmation and it is at the moment unclear how these measures will be applied in practice. Due to introduction of these changes, there can be no assurance that treaty relief at source will be available in practice.

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

In order to obtain a refund, the non-resident holder that is a legal entity is required to file with the Russian tax authorities, among other documents, a duly apostilled or legalized, translated into Russian and notarized certificate of tax residence issued by the competent tax authority of the relevant treaty country at the time the income was paid, as well as documents confirming receipt of such income and the withholding of Russian tax.

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

If a non-resident holder who is an individual wishes to obtain a refund, he or she should provide a claim for a refund of the tax withheld and documents confirming the right for a refund under the Russian Tax Code to the tax agent. Starting from January 1, 2016 a claim for a refund and documents confirming the right for a refund under the Russian Tax Code can be filed within three years following the tax period in which the tax was withheld. In case there is no tax agent on the date of receipt by the individual of confirmation of its tax residence status in a relevant foreign jurisdiction having an applicable double tax treaty with Russia, the individual can file a claim for a refund and documents confirming the right for a refund directly with the Russian tax authorities.

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

As a result of the June 2014 secondary public offering, the Company increased its issued share capital by 2,292,330 class B shares and received U.S. $ 88,942,404. These proceeds less certain amounts spent for ongoing business activities are accounted as deposits in other currency in cash and cash equivalents as of December 31, 2016, 2015 and 2014. Due to the depreciation of the U.S. dollar against ruble in 2016 by 17%, we recognized foreign exchange loss in the amount of RUB 975 million for the year ended December 31, 2016. In 2015 and 2014 (from the date of June 2014 secondary public offering to December 31, 2014) the U.S. dollar has appreciated against ruble by 30% and by approximately 64% respectively, thus we have recognized a foreign exchange gain in the amount of RUB 1,476 million for the year ended December 31, 2015 and RUB 1,947 million for the year ended December 31, 2014. We intend to use these assets for general corporate purposes including potential acquisitions.

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

	change in US Dollar	Effect on profit before tax
		(in RUB millions)
2016	+20%	655
	(20%)	(655)
2015	+40%	2,558
	(13%)	(831)

	change in Euro	Effect on profit before tax
		(in RUB millions)
2016	+20%	40
	(20%)	(40)
2015	+40%	639
	(15%)	(223)

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

The macroeconomic slowdown in Russia, caused among other things by falling oil prices and the economic sanctions regime, which effectively limited access to liquidity of key Russian banks led to liquidity shortage in the markets in which we operate. As a consequence, banks and entities in Russia substantially decreased credit limits in their everyday operations. Management noted that our merchants and partners started, since the end of 2014, requesting from us larger collaterals to hedge their risks. We were able to manage these new requirements to date, though the liquidity shortage in the market may further exacerbate and consequently it may have further negative effects on our operations which cannot be now reliably estimated.

According to CBR requirements, bank’s capital calculated based on CBR instructions should be not less than 8% of its risk-adjusted assets. As of December 31, 2016, Qiwi Bank JSC’s and Rapida LTD’s capital ratio comprised 27% (2015 – 14%) and 19% (2015 – 20%) respectively, thereby exceeding the required level. We monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the year ended December 31, 2016 and 2015 Qiwi Bank and Rapida LTD met the capital adequacy requirements.

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

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Trade and other payables	16,328	16,328	—	—
Amounts due to customers and amounts due to banks	2,342	2,342	—	—

Total as of December 31, 2016	18,670	18,670	—	—

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Trade and other payables	15,295	15,295	—	—
Amounts due to customers and amounts due to banks	2,243	2,243	—	—

Total as of December 31, 2015	17,538	17,538	—	—

Credit risk

Financial assets, which potentially subject us and our subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. We sell services on a prepayment basis or ensure that our receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. Our receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. We hold cash primarily with reputable Russian and international banks, including the Central Bank of Russia, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables. The table below demonstrates the largest counterparties’ balances as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2014	As of December 31, 2015	As of December 31, 2016
Top 5	36%	48%	60%
Others	64%	52%	40%

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2016. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2016, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2016. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2016, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by Ernst & Young LLC, our independent registered public accounting firm. Their report may be found below:

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qiwi plc and subsidiaries

We have audited Qiwi plc and subsidiaries’ internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Qiwi plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Qiwi plc and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Qiwi plc as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2016 and our report dated March 22, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

Moscow, Russia

March 22, 2017

Changes in Internal Control over Financial Reporting

There have been no changes in internal control over financial reporting occurred during the year ended December 31, 2016 with respect to our operations that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	For the year ended December 31,
	2015	2016
	(in RUB millions)
Audit Fees	58	44
Audit Related Fees	40	—
Tax Fees	5	4
All Other Fees	12	4
Total	115	52

Audit Fees

Audit fees for 2015 and 2016 are the aggregate fees billed for the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees in 2015 were related to professional services rendered in connection with preparation of pro forma financial information (the Acquisition of CIHRUS (Contact and Rapida business)). There were no audit-related fees incurred in 2016.

Tax Fees

Tax fees in 2015 and 2016 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2015 and 2016 relate to services in connection with corporate compliance matters.

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

Cyprus	Delaware
Shareholder Meetings
May be held at such time or place as specified in the relevant notice given in accordance with the Companies Law and articles of association by the board of directors if a general meeting is called by the board or by shareholders if called by such shareholders in accordance with the Companies Law.	Annual shareholder meetings are typically held at such time or place as designated in the certificate of incorporation or the bylaws. A special meeting of shareholders may be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws.

May be held in or outside Cyprus.	May be held inside or outside Delaware.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, the date and the hour of the meeting as well as the agenda of the meeting, and the means of remote communication, if any.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

Shareholder’s Voting Rights
Any person authorized to vote at a general meeting may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

The articles of association shall specify the number of the shareholders to constitute a quorum. Further to the Companies Law, three members personally present shall be a quorum unless the articles of association of the company do not make other provision to this effect. Further to our articles of association the quorum shall be 50.01% of the voting rights attached to our issued shares present and voting in person or by proxy at a duly convened general meeting.	The certificate of incorporation or bylaws may specify the number to constitute a quorum, but in no event shall a quorum consist of less than one third of the shares entitled to vote at the meeting. In the absence of such specification, the majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of shareholders.

When the share capital is divided into different classes of shares separate voting takes place for each class of shares the rights of which are effected by the change. In accordance with the Companies Law, the decision is passed by a majority of two thirds of the votes corresponding either to the represented securities or to the represented issued share capital if less than half of the issued share capital is represented and a simple majority of at least half of the issued share capital is represented. Under our articles of association, the decision is passed by a resolution of seventy five per cent vote of the holders of the shares of the relevant class, with the sanction of a special resolution of a general meeting of our shareholders.	Generally, a certificate of incorporation may be amended by the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. Shareholders generally have the right to amend the corporation’s bylaws, but the certificate of incorporation may instead confer this right on the directors of the corporation. Except as provided in the certificate of incorporation, changes in the rights of shareholders as set forth in the certificate of incorporation require approval of a majority of its shareholders.

The articles of association may provide for cumulative voting.	Cumulative voting is not permitted unless explicitly allowed in the certificate of incorporation.

Directors

Under the Companies Law the board must consist of at least two members.	Board must consist of at least one member.

Under the articles of association, the board shall consist of up to seven directors. A change in the number of directors shall be determined by the general meeting of the shareholders.	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment of the certificate of incorporation.

Under the Companies Law, directors can be appointed by either the general meeting of shareholders or board of directors. Our articles of association provide for a specific procedure of electing directors.	Unless otherwise specified in the certificate of incorporation or bylaws, directors are elected by a plurality of the votes of the shares entitled to vote on the election of directors.

Under the Companies Law, directors can be removed by an ordinary resolution of the general meeting of shareholders. In addition, our articles of association provide that if the board of directors exercises its right to appoint a director to fill a vacancy on the board, members representing 10.01% of the voting rights attached to our issued shares may, subject to following a specific procedure, terminate the appointment of the board.	Barring certain exceptions, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority, or in some cases the supermajority, of the shares entitled to vote at an election of directors.

As a foreign private issuer, we have elected to follow Cyprus corporate governance practices, which, unlike the applicable Nasdaq requirements for domestic issuers, do not require the majority of directors to be independent. Under the Companies Law, directors do not have to be independent. Further to the articles of association, the Board shall contain not less than three independent directors.	Directors do not have to be independent.

Fiduciary Duties

Directors and officers must act in good faith, with the care of a prudent person, and in the best interest of the company.	Directors have a duty of care and a duty of loyalty to the corporation and its shareholders. The duty of care requires that a director acts in good faith, with the care of a prudent person, and in the best interest of the corporation. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation.

Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.	Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits, and ensure that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director or officer and not shared by the shareholders generally. Contracts or transactions in which one or more of the corporation’s directors has an interest are allowed assuming (a) the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved.

Under the Companies Law, the directors have to declare the nature of their interest (either direct or indirect) in transactions at a meeting of the directors of the company. Under our articles of association, directors have no right to vote on a matter in which they have an interest even if the director has disclosed any interests in the transaction.	Directors may vote on a matter in which they have an interest so long as the director has disclosed any interests in the transaction

Actions by Written Consent

A unanimous written resolution of all directors will be as valid as if it had been passed at a duly convened and held meeting of the board of directors.	A written consent of the directors must be unanimous to take effect

A unanimous written resolution of all shareholders will be as valid as if it had been passed at a duly convened and held general meeting.	Unless otherwise provided in the certificate of incorporation, any action to be taken at any shareholder meeting may be taken by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take that action at a meeting at which all shareholders entitled to vote were present and voted.

Business Combinations

Dissolution of the company, assuming it is solvent, requires a resolution of the board of directors and a special resolution of the general meeting. Sale, lease or exchange of assets require a resolution of the board of directors.	Completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Completion of a merger or consolidation requires a resolution of the board of directors and a special resolution of the general meeting. The directors draw up written report explaining and justifying the draft terms of merger from a legal and economic aspect and, in particular, the share exchange ratio.	Business combinations with interested shareholders require a special shareholder vote.

Depending on the form of a relevant combination it requires a board of directors’ resolution at which the directors related to interested shareholders have no right to vote and/or a special resolution of the general meeting at which the interested shareholders would not be precluded from voting.

Shareholder’s Derivative Actions

A derivative action is a representative action brought by a shareholder to enforce a right vested in the company. In any derivative suit instituted by a shareholder of a company, it shall be averred in the statement of complaint that the plaintiff was a shareholder of the company at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law. The plaintiff obtains no benefit thereby directly.	A shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

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

Exemptions From Nasdaq Corporate Governance Requirements

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Listing Rules are summarized as follows:

•	We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that requires that the board of directors consist of a majority of independent directors. Currently, four members of our board of directors that comprises seven members are independent with the meaning of the Nasdaq Listing Rules.

•	We follow home country practice that permits our board of directors not to implement a nominations committee or for directors to be nominated by a majority of our independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the implementation of a nominations committee or the nomination of directors by a majority of the independent directors. Subject to the rights of shareholders under Cyprus law to nominate directors to our board, the methodology by which directors are nominated to our board is as set forth in “Board of Directors Appointment of Directors.”

•	We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present. We do not hold regular executive sessions.

•	We follow home country practice that permits our compensation committee to not consist entirely of independent directors, in lieu of complying with Rule 5605(d) (1) of the Nasdaq Rules that requires that the board of directors have a compensation committee consisting of entirely independent directors. In addition, although our compensation committee charter provides that the compensation committee may, in its sole discretion, retain a compensation consultant, our compensation committee charter does not include all enumerated matters concerning retention of compensation consultants as set forth in Rule 5605(d)(3) of the Nasdaq Rules.

•	We follow home country practice that permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation arrangements, in lieu of complying with Rule 5635(b) of the Nasdaq Rules that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements.

•	Our board of directors has not made any determination with respect to the Company’s intention to follow Rule 5635(a), (b), and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cypriot law and our articles of association permit us, with approval of our board of directors and without shareholder approval, to take the following actions:

•	Acquiring the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Rule 5635(a) of the Nasdaq Rules, which would require shareholder approval in order to enter into such acquisition.

•	Entering into any transaction which may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transactions may be considered a change of control under Rule 5635(b) of the Nasdaq Rules, requiring shareholder approval. Notwithstanding the above, Cypriot law would not permit us to enter into any reorganization, merger or consolidation without shareholder approval.

•	Entering into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

Please see also “—Rights Attaching to Shares—Issue of Shares and Pre-emptive Rights” for restrictions on the issuance of shares.

We are not permitted to opt out of the requirement that we maintain an audit committee that consists entirely of independent directors and we currently comply with Rule 5605(c) of the Nasdaq Rules with respect to audit committee composition and practices.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 3.1 to QIWI plc’s Registration Statement on Form F-1, File No. 333-187579, filed on April 30, 2015)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.4	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

8.1	Subsidiaries of the Registrant

10.1	Subscription Agreement, dated May 14, 2015, by and among QIWI plc, Otkritie Investments Cyprus Limited and Otkritie Holding JSC (incorporated by reference to Exhibit 10.1 to QIWI plc’s Annual Report on Form 20-F, File No. 001-35893, filed on March 15, 2016)

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLC

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By:	/s/ Sergey Solonin
Name:	Sergey Solonin
Title:	Chief Executive Officer
Date:	March 22, 2017

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Consolidated financial statements

for the year ended December 31, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Qiwi plc

We have audited the accompanying consolidated statement of financial position of Qiwi plc as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, consolidated statement of changes in equity and consolidated cash flow statements for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Qiwi plc at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with International Financial Reporting Standards (IFRS).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Qiwi plc’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 22, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLC

March 22, 2017

Moscow, Russia

QIWI plc

Consolidated statement of financial position

As of December 31, 2016

(in millions of Rubles)

	Notes	As of December 31, 2015	As of December 31, 2016
Assets
Non-current assets
Property and equipment	10	366	593
Goodwill and other intangible assets	11, 12	12,254	11,022
Long-term debt instruments	28	1,563	399
Long-term loans	28	23	120
Other non-current assets		52	40
Deferred tax assets	24	304	270

Total non-current assets		14,562	12,444

Current assets
Trade and other receivables	13	5,092	5,679
Short-term loans		340	19
Short-term debt instruments	28	1,338	1,772
Prepaid income tax		97	77
VAT and other taxes receivable		26	22
Cash and cash equivalents	14	19,363	18,997
Other current assets	15	759	639

Total current assets		27,015	27,205

Assets of disposal group classified as held for sale	7	—	25

Total assets		41,577	39,674

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	16	1	1
Additional paid-in capital		1,876	1,876
Share premium	16	12,068	12,068
Other reserve		840	1,064
Retained earnings		7,177	4,808
Translation reserve		461	131

Total equity attributable to equity holders of the parent		22,423	19,948
Non-controlling interest		13	21

Total equity		22,436	19,969

Non-current liabilities
Other non-current liabilities		3	2
Deferred tax liabilities	24	1,138	851

Total non-current liabilities		1,141	853

Current liabilities
Trade and other payables	18	15,295	16,328
Amounts due to customers and amounts due to banks	19	2,243	2,342
Income tax payable		334	68
VAT and other taxes payable		119	102
Other current liabilities		9	10

Total current liabilities		18,000	18,850

Liabilities directly associated with the assets of a disposal group classified as held for sale	7	—	2

Total equity and liabilities		41,577	39,674

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2016

(in millions of Rubles, except per share data)

		Year ended December 31
	Notes	2014	2015	2016
Revenue	20	14,718	17,717	17,880
Operating costs and expenses: Cost of revenue (exclusive of depreciation and amortization)	21	7,273	8,695	8,646
Selling, general and administrative expenses	22	3,082	3,469	3,423
Depreciation and amortization	10, 11	353	689	796
Impairment of intangible assets	11, 12	—	—	878

Profit from operations		4,010	4,864	4,137

Loss on disposal of subsidiaries	7	—	(38)	(10)
Other income		42	20	7
Other expenses		(30)	(43)	(76)
Foreign exchange gain	27	3,359	2,801	1,040
Foreign exchange loss	27	(1,428)	(1,360)	(1,963)
Share of loss of associates		(26)	—	—
Impairment of investment in associates		(25)	—	—
Interest income		2	16	36
Interest expense		(42)	(109)	(64)

Profit before tax		5,862	6,151	3,107
Income tax expense	24	(894)	(877)	(618)

Net profit		4,968	5,274	2,489

Attributable to:
Equity holders of the parent		5,024	5,187	2,474
Non-controlling interests		(56)	87	15
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations
Differences arising during the year		105	231	(330)
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations		—	56	—

Total comprehensive income, net of tax effect of nil		5,073	5,561	2,159

Attributable to:
Equity holders of the parent		5,218	5,443	2,144
Non-controlling interests		(145)	118	15
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	9	94.09	89.72	40.91
Diluted, profit attributable to ordinary equity holders of the parent	9	92.73	89.49	40.79

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2016

(in millions of Rubles)

		Year ended December 31
	Notes	2014	2015	2016
Cash flows from operating activities
Profit before tax		5,862	6,151	3,107
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities
Depreciation and amortization	10, 11	353	689	796
Impairment of investment in associates		25	—	—
Foreign exchange loss/(gain), net		(1,931)	(1,441)	923
Interest income, net	20	(413)	(559)	(834)
Bad debt expense		151	362	215
Share of loss of associates		26	—	—
Share-based payments	29	422	88	224
Impairment of intangible assets	12	—	—	878
Other		19	36	80

Operating profit before changes in working capital		4,514	5,326	5,389
(Increase)/decrease in trade and other receivables		(2,745)	2,248	(709)
(Increase)/decrease in other assets		(233)	129	(127)
Increase in amounts due to customers and amounts due to banks		170	409	90
Increase/(decrease) in trade and other payables		3,622	(8,883)	1,020
Loans (issued)/repaid from banking operations		(35)	40	—

Cash (used in)/generated from operations		5,293	(731)	5,663
Interest received		491	716	858
Interest paid		(29)	(181)	(101)
Income tax paid		(1,000)	(811)	(877)

Net cash flow (used in)/generated from operating activities		4,755	(1,007)	5,543

Cash flows (used in)/generated from investing activities
Cash acquired upon /(used in) business combination		—	3,181	(10)
Payment for assignment of loans		(91)	—	—
Net cash inflow/(outflow) on disposal of subsidiaries	7	—	(57)	—
Purchase of property and equipment		(294)	(88)	(388)
Purchase of intangible assets		(218)	(222)	(298)
Loans issued		(60)	(780)	(675)
Repayment of loans issued		49	458	774
Purchase of debt instruments		(2,553)	(982)	(549)
Proceeds from settlement of debt instruments		1,591	2,045	1,326
Other		(26)	1	—

Net cash (used in)/generated from investing activities		(1,602)	3,556	180

Cash flows (used in)/generated from financing activities
Issue of share capital		3,044	—	—
Proceeds from borrowings		72	58	2
Repayment of borrowings		(1)	(1,252)	(4)
Dividends paid to owners of the Group	23	(2,941)	(699)	(4,628)
Other		5	—	(7)
Net cash (used in)/generated from financing activities		179	(1,893)	(4,637)
Effect of exchange rate changes on cash and cash equivalents		2,126	1,612	(1,428)

Net increase/(decrease) in cash and cash equivalents		5,458	2,268	(342)

Cash and cash equivalents at the beginning of year		11,637	17,095	19,363

Cash and cash equivalents at the end of year		17,095	19,363	19,021

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2016

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non-controlling interests	Total equity
		Share capital		Additional paid-in capital		Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount		Share premium
Balance as of December 31, 2015		60,418,601	1	1,876	12,068	840	7,177	461	22,423	13	22,436

Profit for the year		—	—	—	—	—	2,474	—	2,474	15	2,489
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(330)	(330)	—	(330)

Total comprehensive income		—	—	—	—	—	2,474	(330)	2,144	15	2,159

Share-based payments	29	—	—	—	—	224	—	—	224	—	224
Exercise of options	16	178,433	—	—	—	—	—	—	—	—	—
Dividends (80 per share)	23	—	—	—	—	—	(4,843)	—	(4,843)	—	(4,843)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	(7)	(7)

Balance as of December 31, 2016		60,597,034	1	1,876	12,068	1,064	4,808	131	19,948	21	19,969

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2016

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non-controlling interests	Total equity
		Share capital		Additional paid-in capital		Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount		Share premium
Balance as of December 31, 2014		54,505,998	1	1,876	3,044	764	2,684	205	8,574	(240)	8,334

Profit for the year		—	—	—	—	—	5,187	—	5,187	87	5,274
Exchange differences on translation of foreign operations		—	—	—	—	—	—	256	256	31	287

Total comprehensive income		—	—	—	—	—	5,187	256	5,443	118	5,561

Issue of share capital	16	5,593,041	—	—	9,024	—	—	—	9,024	—	9,024
Share-based payments	29	—	—	—	—	88	—	—	88	—	88
Exercise of options	16	319,562	—	—	—	—	—	—	—	—	—
Increase of ownership in subsidiaries		—	—	—	—	(12)	—	—	(12)	49	37
Disposal of subsidiaries	7	—	—	—	—	—	—	—	—	86	86
Dividends (11.5 per share)	23	—	—	—	—	—	(694)	—	(694)	—	(694)

Balance as of December 31, 2015		60,418,601	1	1,876	12,068	840	7,177	461	22,423	13	22,436

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2016

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent
		Share capital		Additional paid-in capital		Other reserves	Retained earnings	Translation reserve	Total	Non- controlling interests	Total equity
		Number of shares issued and outstanding	Amount		Share premium
Balance as of December 31, 2013		52,118,794	1	1,876	—	337	574	11	2,799	(95)	2,704

Profit (loss) for the year		—	—	—	—	—	5,024	—	5,024	(56)	4,968
Exchange differences on translation of foreign operations		—	—	—	—	—	—	194	194	(89)	105

Total comprehensive income		—	—	—	—	—	5,024	194	5,218	(145)	5,073

Issue of share capital		2,292,330	—	—	3,044	—	—	—	3,044	—	3,044
Share-based payments	29	—	—	—	—	422	—	—	422	—	422
Exercise of options		94,874	—	—	—	5	—	—	5	—	5
Dividends (53.46 per share)	23	—	—	—	—	—	(2,914)	—	(2,914)	—	(2,914)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	(2)	(2)
Other changes in equity		—	—	—	—	—	—	—	—	2	2

Balance as of December 31, 2014		54,505,998	1	1,876	3,044	764	2,684	205	8,574	(240)	8,334

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2016

(in millions of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2016 were authorized for issue by Board of Directors on March 15, 2017.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia, Kazakhstan, Moldova, Belarus, Romania, United Arab Emirates (UAE) and other countries and maintain banking activity supporting processing of payments. At the end of the year 2016 the Group entered to the market of uncollateralized consumer lending.

The Company was founded as a holding company as a part of the business combination transaction in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey and ZAO e-port Groups of entities were brought together by way of contribution to the Company. The transaction was accounted for as a business combination in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey was identified as the acquirer.

The Company’ American Depositary Securities (ADS) have been listed on Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013. Prior to that time, there was no public market for the Company’ ADSs or ordinary shares. Subsequently, the Company placed its ADSs on October 3, 2013 and on June 20, 2014.

Sergey Solonin is the ultimate controlling party of the Group as of December 31, 2016.

Saldivar Investments Limited is the parent of the Group as of December 31, 2016.

Information on the Company’s principal subsidiaries is disclosed in Note 6.

2.	Principles underlying preparation of consolidated financial statements

2.1	Basis of preparation

The consolidated financial statements are prepared on a historical cost basis. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million (RUB (000,000)) except when otherwise indicated.

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

In accordance with European regulation No. 1606/2002 dated July 19, 2002, the 2016 consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRSs) as endorsed by the European Union (available on the website http://ec.europa.eu/internal_market/accounting/ias/ index_en.htm). Comparative figures are presented for 2015 and 2014 compiled using the same basis of preparation. For the reported periods, there are no differences as applies to the Group between the accounting standards and interpretations endorsed by the European Union and the standards and interpretations published by the International Accounting Standards Board (IASB). Consequently, the Group accounts are prepared in accordance with the IFRS standards and interpretations, as published by the IASB. These consolidated financial statements are based on the underlying accounting records appropriately adjusted and reclassified for fair presentation in accordance with IFRS. IFRS adjustments include and affect but not limited to such major areas as consolidation, revenue recognition, accruals, deferred taxation, fair value adjustments, business combinations and impairment.

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

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2015, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2016. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these new standards and amendments apply for the first time in 2016, they do not have a material impact on the annual consolidated financial statements of the Group. The nature and the impact of each new standard or amendment that could have any potential effect on the Group’s financial statements are described below:

Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortisation

The amendments are applied prospectively and clarify the principle in IAS 16 and IAS 38 that revenue reflects a pattern of economic benefits that are generated from operating a business (of which the asset is part) rather than the economic benefits that are consumed through use of the asset. As a result, a revenue-based method cannot be used to depreciate property, plant and equipment and may only be used in very limited circumstances to amortize intangible assets.

Annual improvements 2012-2014 Cycle

These improvements are effective from January 1, 2016 and the Group has applied these amendments for the first time in these consolidated financial statements.

They include:

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

Assets (or disposal groups) are generally disposed of either through sale or distribution to owners. The amendment clarifies that changing from one of these disposal methods to the other would not be considered a new plan of disposal, rather it is a continuation of the original plan. There is, therefore, no interruption of the application of the requirements in IFRS 5. This amendment must be applied prospectively.

IFRS 7 Financial Instruments: Disclosures

- Servicing contracts. The amendment clarifies that a servicing contract that includes a fee can constitute continuing involvement in a financial asset. An entity must assess the nature of the fee and the arrangement against the guidance for continuing involvement in IFRS 7 in order to assess whether the disclosures are required. The assessment of which servicing contracts constitute continuing involvement must be done retrospectively. However, the required disclosures would not need to be provided for any period beginning before the annual period in which the entity first applies the amendments.

- Applicability of the amendments to IFRS 7 to condensed interim financial statements. The amendment clarifies that the offsetting disclosure requirements do not apply to condensed interim financial statements, unless such disclosures provide a significant update to the information reported in the most recent annual report. This amendment must be applied retrospectively.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment must be applied prospectively.

These abovementioned improvements and amendments do not have any impact on the Group.

Amendments to IAS 1 Disclosure Initiative

The amendments are applied prospectively and clarify existing IAS 1 requirements. The amendments clarify:

•	The materiality requirements in IAS 1.

•	That specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated.

•	That entities have flexibility as to the order in which they present the notes to financial statements.

•	That the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statement(s) of profit or loss and OCI.

QIWI plc

Notes to consolidated financial statements (continued)

2.4.	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the Group’s financial statements including adopted by IASB but not yet endorsed in EU are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. The Group intends to adopt these standards when they become effective.

Standard	Content of change	Impact and effective date
IFRS 9 Financial Instruments (Endorsed by EU)	In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.	IFRS 9 is effective for annual periods beginning on
or after January 1, 2018, with early application
permitted. The Group is currently assessing the
impact of IFRS 9 and plans to adopt the new
standard on the required effective date.

IFRS 15 Revenue from Contracts with customers (Endorsed by EU) and clarification to IFRS 15 (Not endorsed by EU)	IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers. Under IFRS 15 revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue. The new revenue standard is applicable to all entities and will supersede all current revenue recognition requirements under IFRS.	Either a full or modified retrospective application
is required for annual periodsbeginning on or after

January 1, 2018, with early adoption permitted.
The Group is currently assessing the impact of
IFRS 15 and plans to adopt the new standard on
the required effective date. The Group does not
expect that the timing of revenue recognition will
be changed. The Group preliminary considers that
implementation of IFRS 15 may affect gross
versus net revenue presentation depending on
results of analysis of “principal” versus “agent”
considerations applied for the Group’s operations.

IFRS 16 Leases (Not endorsed by EU)	IFRS 16 was issued in January 2016 and sets out the principles that both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’), apply to provide relevant information about leases in a manner that faithfully represents those transactions. Under IFRS 16 a lessee is required to recognize assets and liabilities arising from a lease. The new standard is applicable to all lease and sublease contracts except for leases of certain types of intangibles and some other specific assets and will supersede all current requirements for lease recognition and disclosure under IFRS.	IFRS 16 is effective for annual periods beginning
on or after January 1, 2019. Earlier application is
permitted for entities that apply IFRS 15 at or
before the date of initial application of IFRS 16.
The Group is currently assessing the impact of
IFRS 16 and plans to adopt the new standard on
the required effective date.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued but not yet effective (continued)

Standard	Content of change	Impact and effective date
Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrealized Losses (Not endorsed by EU)

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

These amendments must be applied retrospectively and are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. These amendments are not expected to have any impact on the Group as there is no debt instruments measured at fair value.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment (Not endorsed by EU)

The amendments to IFRS 2 Share-based Payment address three main areas:

•    the effects of vesting conditions on the
measurement of a cash-settled share-based
payment transaction;

•    the classification of a share-based payment
transaction with net settlement features for
withholding tax obligations;

•    and accounting where a modification to the terms
and conditions of a share-based payment
transaction changes its classification from cash
settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after January 1, 2018, with early application permitted. These amendments are not expected to have any impact on the Group as there is no cash-settled share-based transactions.

Amendments to IAS 7 Disclosure Initiative (Not endorsed by EU)

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

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued but not yet effective (continued)

Standard	Content of change	Impact and effective date
IFRIC 22 Foreign Currency Transactions and Advance Consideration (Not endorsed by EU)	IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance.

IFRIC 22 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

The Group is currently assessing the impact of IFRIC 22 and plans to adopt it on the required effective date.

Amendments to IFRS 12 Disclosure of Interests in Other Entities (Not endorsed by EU)

Annual Improvements 2014-2016

The issue states that the disclosure requirements in IFRS 12 apply to an entity’s interests in other entities when those interests are classified as held for sale or discontinued operations in accordance with IFRS 5 Non-current Assets Held for Sale or Discontinued Operations.

These amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Group does not expect a significant impact on its financial statements on applying the amendments to IFRS 12.

Amendments to IAS 28 Investments in Associates and Joint Ventures (Not endorsed by EU)

Annual Improvements 2014-2016

The issue clarified that an entity has an investment-by-investment choice for measuring investees at fair value in accordance with IAS 28 if it owns these investees directly or indirectly through a venture capital organisation, or a mutual fund, unit trust or similar entities including investment linked insurance funds.

These amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect a significant impact on its financial statements on applying the amendments to IAS 28.

The management of the Company has not completed the assessment of the impact of Standards and Interpretations not yet effective as of December 31, 2016 on the Company’s accounting policies.

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

If a business combination results in the termination of pre-existing relationships between the Group and the acquiree, then the Group identifies any amounts that are not part of what the Group and the acquiree exchanged in the business combination. The Group recognizes as part of applying the acquisition method, only the consideration transferred for the acquiree and the assets acquired and liabilities assumed in the exchange for the acquiree.

If the business combination is achieved in stages, any previously held equity interest is re-measured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss. It is then considered in the determination of goodwill.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequently, contingent consideration classified as an asset or liability, is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not re-measured and subsequent settlement is accounted for within equity.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired entity are assigned to those units.

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

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associates. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of an investment in associate and its carrying value and recognizes any respective loss in the statement of comprehensive income.

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

The exchange rates of the Russian ruble to each respective currency as of December 31, 2016 and 2015 were as follows:

	Average exchange rates for the year ended December 31,		Exchange rates at December 31,
	2015	2016	2015	2016
US Dollar	60.9579	67.0349	72.8827	60.6569
Euro	67.7767	74.2310	79.6972	63.8111
Kazakhstan Tenge (100)	28.3287	19.5980	21.5165	18.1637
Belarussian Ruble (10,000)	38.1300	33.7165	38.9476	30.9474
Moldovan Leu (10)	32.5365	33.6961	37.0621	30.5269
New Romanian Leu	15.2495	16.5315	17.5672	14.0722

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

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Processing servers and engineering equipment	3-10 years
Computers and office equipment	3-5 years
Other equipment	2-20 years

Useful lives of leasehold improvements of leased office premises included in engineering equipment and other equipment are determined at the lower between the useful live of the asset or the lease term.

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

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Customer relationships and contract rights	2-15 years
Computer Software	1-6 years
Bank license (Note 12)	indefinite
Trademarks and other intangible assets	2-5 years

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

The Group has not designated any financial assets at fair value through profit or loss.

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

The Group’s financial liabilities include trade and other payables, bank overdraft, amounts due to customers and amounts due to banks.

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

Loans, borrowing, amounts due to customers and amounts due to banks and payables

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

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 10% in 2016, 2015 and 2014) to the annual gross remuneration of each employee. For the year ended December 31, 2016 defined contributions to pension fund of Russia of the Group amounted to 315 (2015 – 270; 2014 – 222).

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

Dividend Distribution

Cyprus entities that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 17% rate for 2014, 2015, 2016 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholders as of December 31, 2016 are non-Cypriot tax residents and as such the Cypriot deemed dividend distribution rules are not applicable.

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

Payment processing fee revenues and related transaction costs

The Group earns a fee for processing payments initiated by the ultimate customers (“consumers”) to pay to merchants and service providers (“merchants”) or transfer money to other individuals. Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or network of agents and banks participants of payment system or through the Group’s website or applications using a unique user login and password (e-payments). Payment kiosks are owned by third parties – cash collection agents (“agents”). When consumer payment is processed, the Group may incur transaction costs to acquire payments payable to agents, banks-participants, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants or individuals accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross, except for the consumer fees on payments collected through payment kiosks, which is recorded in the net amount receivable from the agents-owners of kiosks. Visa payment processing fee revenues and related transaction costs are reported net.

In accordance with terms and conditions of use of QIWI system rules and VISA QIWI Wallet accounts, the Group charges a fee to its consumers on the balance of unused accounts after certain period of inactivity and unclaimed payments. Such fees are recorded as revenues in the period a fee is charged.

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

Revenue from advertising and advertising commissions

Banner advertising revenues are fixed pursuant to contracts with customers, generally advertising agencies, and are recognized monthly based on agreed amount of advertising that were displayed on electronic payment kiosks owned by agents in fixed by agreement period. Revenue from customers and commissions payable to agents for the use of kiosks is recognized gross.

Also the Group generates revenues from advertising through Short Message Service (SMS) through delivery of advertising messages to the Group’s consumers together with an SMS confirmation of payment made. The Group enters into agreements with advertising agencies and recognizes advertising revenue based on the number of SMS delivered to end consumers at the time of delivery of the respective SMS.

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

The agreements for the lease of space for kiosks from the retail shops and the agreements for the sublease of space for kiosks with the agents are based on a fixed monthly lease fee per one kiosk space. Therefore, both lease revenue and cost from rent of space for kiosks are recognized on a straight-line basis over the lease term for each kiosk space. Total revenue and expense for a reporting period is equal to the number of spaces leased multiplied by the applicable lease revenue and cost per single space.

Revenue from sale of kiosks and cost of kiosks sold

The Group sells kiosks to Agents. Revenue and cost of revenue from sales of kiosks is recognized upon delivery of kiosks to Agents.

Interest revenue, interest income and interest expense

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

Interest expense from bank borrowings intended to attract funds to offer them as agents’ overdrafts is classified as part of cost of revenue. Interest expense derived from borrowings attracted from various third parties as part of other arrangements and interest expense from bank guaranties is classified as interest expense not as part of cost of revenue. Cash disbursements of both types of interest are included into interest paid in the statement of cash flows.

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

The cost of equity-settled transactions is recognized, together with a corresponding increase in other reserves in equity, over the period in which the performance and/or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The statement of comprehensive income expense or credit for a period represents the movement in cumulative expense recognized as of the beginning and end of that period and is recognized in compensation to employees and other personnel expenses.

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

The option awards that are outstanding as of December 31, 2016 and 2015 can only be settled in shares, which is why they are accounted for as equity-settled transactions.

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

A merchants’ payment processing fee, when charged, is recorded gross of related transaction costs, because the Group (i) is the primary obligor as it undertakes to transfer the consumer payment to the merchant or other individual using its payment processing system; (ii) it negotiates and ultimately sets the fee receivable from a merchant or consumer, generally as a percentage of payments; and (iii) it bears credit risk in most of the cases, unless the payment is made from a deposit made with the Group.

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

The total amounts of transaction costs reported gross for the years ended December 31, 2014, 2015 and 2016, are 5,079, 6,300 and 6,490 respectively.

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

Significant judgments (continued)

Revenue from cash and settlement services

The Group charges a fee for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues in the amounts of 757, 548 and 130 for the years ended December 31, 2014, 2015 and 2016, are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and are provided at their discretion.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Significant estimates and assumptions

Significant estimates reflected in the Company’s financial statements include, but are not limited to:

•	Fair values of assets and liabilities acquired in business combinations;

•	Impairment of intangible assets and goodwill;

•	Recoverability of deferred tax assets;

•	Impairment of loans and receivables;

•	Measurement of cost associated with share-based payments.

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

Impairment of goodwill and intangible assets

The Group determines the following CGUs: JSC QIWI, Visa QIWI Wallet, Rapida LTD and considers that goodwill relates to the group of three CGUs. For the purpose of goodwill impairment test, the Group estimates the recoverable amounts of group of three CGUs as fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares. See also Note 12 below for details. For the purpose of intangible assets with indefinite useful life impairment test, the Group estimates the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, the Group estimates the recoverable amounts as higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Recoverability of deferred tax assets

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

Certain portion of deferred tax assets was not recorded because the Group does not expect to realize certain of its tax loss carry forwards in the foreseeable future due to history of losses. Further details on deferred taxes are disclosed in Note 24.

Impairment of loans and receivables

Management assesses an impairment of loans and receivables to account for estimated losses resulting from the inability of customers to make required payments. When evaluating the adequacy of an impairment of loans and receivables, management bases its estimates on the aging of accounts receivable balances and loans and historical write-off experience, customer credit worthiness and changes in customer payment terms. If the financial condition of customers were to deteriorate, actual write-offs might be higher than expected. Further details on provision for impairment of loans and receivables are disclosed in Note 13.

Measurement of cost associated with share-based payments

Share-based payments included expenses incurred under employee stock option plan (ESOP) and restricted stock unit plan (RSU). See also Note 29 below for more details.

Management estimates the fair value of stock options at the date of grant using the Black-Scholes-Merton pricing model and its restricted stock units using the Binominal model. The option pricing models were originally developed for use in estimating the fair value of traded options, which have different characteristics than the stock options granted by the Company and its subsidiaries and associates. The models are also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. These subjective assumptions include the expected life of the options, expected volatility, risk-free interest rates, expected dividend yield, the fair value of the underlying shares. The amount of expense is also sensitive to the number of awards, which are expected to vest, taking into account estimated forfeitures. Below is the discussion of each of these estimates:

Assumptions used for ESOP valuation

Expected life

The Company did not have any option grants in the past, and does not have sufficient history to determine the time the option holders will hold the shares. Therefore, the Company used the expected term as the average between the vesting and contractual term of each option tranche for stock option plan.

Expected volatility

Due to a relatively short period of historical market data, QIWI’s share price volatility for options valuation was defined based on the historical volatility of peer group companies over a period, which approximates the expected life of option tranches.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Measurement of cost associated with share -based payments (continued)

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

Estimated forfeitures

As of the dates of stock options grants had no data of attrition rate among key personnel and management resulted in an estimated forfeiture rate of zero. Subsequently, the actual forfeiture rate is higher, the actual amount of related expense will become lower.

Assumptions used for RSU valuation

Expected life

The Company used the expected term as the vesting term for RSU plan.

Expected volatility

The expected volatility reflects the assumption that the historical QIWI’s share price volatility over a period similar to the life of the RSUs is indicative of future trends, which may not necessarily be the actual outcome.

Risk-free interest rates

Risk-free interest rates are based on the implied yield currently available in the US treasury bonds, adjusted for a country risk premium, with a remaining term approximating the expected life of the option award being valued.

Expected dividend yield

The Group set an expected dividend yield of 5.03% based on historical payout.

Fair value of the underlying shares

The fair value of shares defined by reference to closing market price of the Group’s traded shares.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Measurement of cost associated with share-based payments (continued)

Estimated forfeitures

The forfeiture rate for RSUs granted during the period is 15%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

5.	Acquisitions of shares in subsidiaries

2015

CIHRUS LLC

On June 2 and June 30, 2015 the Company completed the linked transaction for the acquisition of 70% and 30% of an unlisted company, CIHRUS LLC and its subsidiaries: Attenium LLC, Gikor LLC, Rapida LTD, Processingovyi Tsentr Rapida LLC (further CIHRUS group). The main activities of CIHRUS group are the operation of the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”). This acquisition increases market share and contributes to strengthening the Group’s position in financial services and money remittance market verticals. The acquisition has been accounted for using the acquisition method as one transaction. Pre-existing relationships between the Group and CIHRUS group were not significant.

The consideration was made by class B shares of the Company:

Fair value of 3,915,129 class B shares transferred for 70%	6,411
Fair value of 1,677,912 class B shares transferred for 30%	2,613

Total purchase consideration transferred	9,024

The fair value of the identifiable assets and liabilities as of the date of acquisition were:

Fair value
Net assets acquired:
Property and equipment	24
Intangible assets	5,561
Deferred tax asset	53
Accounts receivable	2,352
Cash and cash equivalents	3,200
Prepaid income tax	51
Other current assets	563
Deferred tax liability	(1,090)
Short-term borrowings	(1,246)
Trade and other payables	(3,951)
Income tax payable	(300)
Amounts due to customers and amounts due to banks	(833)
Other liabilities	(14)

Total identifiable net assets at fair value	4,370

Goodwill arising on acquisition	4,654

QIWI plc

Notes to consolidated financial statements (continued)

5.	Acquisitions of shares in subsidiaries (continued)

Goodwill in the amount of 4,654 relates to potential synergies with the existing operations. The Group determined the fair value of Rapida LTD license, software, trademarks, client and partnership base recognized as intangible assets as 5,561. Deferred tax liabilities arose in relation to these intangible assets in the amount of 1,090 due to their tax base of nil. As of June 2, 2015, CIHRUS group had gross accounts receivable, in the amount of 2,389 that were impaired by 37.

One of the subsidiaries of CIHRUS group identified tax risks and the unfavorable outcome of most of them is assessed as possible, but others are considered as probable, at this time. The share purchase agreement commits the seller to unconditionally and irrevocably indemnify and reimburse in full all direct or indirect losses incurred, suffered or sustained by the Company in respect of this matter during the three years from the date of the agreement. The Company made a provision for these tax risks, both probable and possible (included in Income tax payable) and a related indemnification asset (included in Other current assets) at fair value in the amount of 300 in the net assets as of acquisition date.

Accounting for acquisition of CIHRUS LLC has been completed during the year 2016 and there were no changes to provisional values of identifiable assets and liabilities recognized as of acquisition date. In December 2016 the Group sold its entire share in Processingovyi Tsentr Rapida LLC (see Note 7)

QIWI plc

Notes to consolidated financial statements (continued)

6.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2015	As of December 31, 2016
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL	Operation of electronic payment kiosks	100%	100%
QIWI WALLET EUROPE SIA (Latvia) (Note 7.2)	Operation of on-line payments	100%	100%
QIWI Retail LLC (Russia)	Sublease of space for electronic payment kiosks	100%	100%
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
CIHRUS LLC (Russia)	Management services	100%	100%
Attenium LLC (Russia)	Management services	100%	100%
Gikor LLC (Russia)[1]	Operation of on-line payments	100%	—
Processingovyi Tsentr Rapida LLC (Russia) (Note 7.1)	Operation of on-line payments	100%	—
Rapida LTD (Russia)	Operation of payment processing and money transfer settlement systems	100%	100%
Analiticheskiy Tcentr LLC (Russia)[2]	Operation of on-line payments	100%	—
Postomatnye Tekhnologii LLC (Russia)[3]	Logistic	—	100%
Future Pay LLC (Russia)[4]	Operation of on-line payments	—	100%
Qiwi Blockchain Technologies LLC (Russia)[3]	Development of Intangible assets	—	100%

[1]	The entity was liquidated during the year 2016.
[2]	In May 2016, the Group sold 100% of Analiticheskiy Tcentr LLC with negligible net assets for insignificant consideration.
[3]	The entities were incorporated during the year 2016.
[4]	In July 2016, the Group acquired 100% of Future Pay LLC for a cash consideration of 15.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Disposals of subsidiaries and Disposal Groups Held for Sale

7.1.	Disposals of subsidiaries

2016

Disposals of Processingovyi Tsentr Rapida LLC

In December 2016 the Group entered into an agreement to sell its entire share in its non-core business Processingovyi Tsentr Rapida LLC a 100% subsidiary. Since the date of loss of control Processingovyi Tsentr Rapida LLC was deconsolidated from the Group’s financial statements.

The loss from the disposal was calculated as the difference between:

(i)	The fair value of the consideration received

(ii)	the carrying value of net liabilities disposed of, as of the date of the transaction

(iii)	and result from disposal of indemnity asset related to subsidiary

Net liabilities of Processingovyi Tsentr Rapida LLC derecognized on disposal	230
Disposal of indemnity asset related to the subsidiary (Note 5)	(240)

Loss on disposal	(10)

Loss on disposal of Processingovyi Tsentr Rapida LLC is neutral for tax purposes.

Below are the assets and liabilities of Processingovyi Tsentr Rapida LLC as of date of disposal:

Processingovyi Tsentr Rapida LLC
Assets:
Other current assets	13

Total assets	13

Liabilities:
Income tax payable	240
Other current liabilities	3

Total liabilities	243

QIWI plc

Notes to consolidated financial statements (continued)

7.	Disposals of subsidiaries and Disposal Groups Held for Sale (continued)

7.1.	Disposals of subsidiaries (continued)

2015

Disposal of CMT Engineering LLC

On December 29, 2015 the Company entered into an agreement to sell its entire share in its non-core business CMT Engineering LLC a 100% subsidiary. Since that date CMT Engineering LLC was deconsolidated from the Group’s financial statements.

The loss from the disposal was calculated as the difference between:

(i)	The fair value of the consideration received

(ii)	plus loan receivable from the former subsidiary at its fair value

(iii)	and the carrying value of net assets disposed of, as of the date of the transaction.

Loan receivable recognized from disposal of subsidiary	30
Net assets of CMT Engineering LLC derecognized on disposal	(100)

Loss on disposal	(70)

Loss on disposal of CMT Engineering LLC is neutral for tax purposes.

Below are the assets and liabilities of CMT Engineering LLC as of the date of disposal:

As of Date of disposal
Assets:
Non-current assets
Property and equipment	1
Deferred tax asset	1

Total non-current assets	2

Current assets
Trade and other accounts receivable	37
VAT and other taxes receivable	4
Cash and cash equivalents	41
Other current assets	35

Total current assets	117

Total assets	119

Liabilities:
Current liabilities
Trade and other payables	15
Other current liabilities	4

Total current liabilities	19

Total liabilities	19

QIWI plc

Notes to consolidated financial statements (continued)

7.	Disposals of subsidiaries and Disposal Groups Held for Sale (continued)

7.1.	Disposals of subsidiaries (continued)

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

The gain from disposal was calculated as the differences between:

(i)	The fair value of the consideration received

(ii)	and the carrying value of net assets disposed of, as of the date of the transaction.

Net liabilities of disposal group derecognized on disposal	174
Non-controlling interest of disposal group derecognized on disposal	(86)
Recycling of translation loss upon disposal	(56)

Gain on disposal of foreign operations	32

Gain on disposal of foreign operations is neutral for tax purposes.

Below are the assets and liabilities of IT Billion LLC and QIWI USA LLC as of date of disposal:

As of Date of disposal
Assets:
Non-current assets
Property and equipment	11
Other non-current assets	20

Total non-current assets	31

Current assets
Trade and other accounts receivable	64
Cash and cash equivalents	16
Other current assets	14

Total current assets	94

Total assets	125

Liabilities:
Non-current liabilities
Long-term borrowings	270

Total non-current liabilities	270

Current liabilities
Trade and other payables	25
Short-term borrowings	1
VAT and other taxes payable	3

Total current liabilities	29

Total liabilities	299

QIWI plc

Notes to consolidated financial statements (continued)

7.	Disposals of subsidiaries and Disposal Groups Held for Sale (continued)

7.2.	Disposal Groups Held for Sale

Sale of QIWI WALLET EUROPE SIA

In December 2016 the BOD of the Group took a decision to sell QIWI WALLET EUROPE SIA.The subsidiary was recognized as a disposal group as of December 31, 2016. Since that date all its assets and liabilities were classified as held for sale. No impairment was recognized upon reclassification of the subsidiary as a disposal group.

8.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Group’s CEO, reviews selected items of segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the aforementioned roles of responsibilities of the CEO as well as the following factors:

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

Management reporting is different from IFRS, because it does not include certain IFRS adjustments which are not analyzed by the chief operating decision maker in assessing the core operating performance of the business. The adjustments affect such major areas as deferred taxation, offering expenses, income from depositary, share-based payments, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, effect from disposal of subsidiaries and fair value adjustments, amortization and impairment thereof, as well as non-recurring items.

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments (continued)

The segments’ statement of comprehensive income for the years ended December 31, 2014, 2015 and 2016, as presented to the CODM are presented below:

	2014	2015	2016
Segment net revenue	8,836	10,228	10,611

Segment profit before tax	4,405	5,071	5,590

Segment net profit	3,496	4,142	4,714

Segment net revenue, as presented to the CODM, for the years ended December 31, 2014, 2015 and 2016 is calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in the table below:

	2014	2015	2016
Revenue under IFRS	14,718	17,717	17,880
Cost of revenue (exclusive of depreciation and amortization)	(7,273)	(8,695)	(8,646)
Compensation to employees and related taxes	1,391	1,206	1,377

Total segment net revenue, as presented to CODM	8,836	10,228	10,611

A reconciliation of segment profit before tax to IFRS consolidated profit before tax of the Group, as presented to the CODM, for the years ended December 31, 2014, 2015 and 2016 is presented below:

	2014	2015	2016
Consolidated profit before tax under IFRS	5,862	6,151	3,107
Amortization of fair value adjustments to intangible assets recorded on acquisitions	74	270	396
Offering expenses	32	—	—
Income from depositary	(38)	—	—
Share-based payments	422	88	224
Impairment of intangible assets recorded on acquisitions	—	—	878
Foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering	(1,947)	(1,476)	975
Loss on disposal of subsidiaries, net	—	38	10

Total segment profit before tax, as presented to CODM	4,405	5,071	5,590

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments (continued)

A reconciliation of segment net profit to IFRS consolidated net profit of the Group, as presented to the CODM, for the years ended December 31, 2014, 2015 and 2016 is presented below:

	2014	2015	2016
Consolidated net profit under IFRS	4,968	5,274	2,489
Amortization of fair value adjustments to intangible assets recorded on acquisitions	74	270	396
Offering expenses	32	—	—
Income from depositary	(38)	—	—
Share-based payments	422	88	224
Foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering	(1,947)	(1,476)	975
Impairment of intangible assets recorded on acquisitions	—	—	878
Loss on disposal of subsidiaries, net	—	38	10
Effect from taxation of the above items	(15)	(52)	(258)

Total segment net profit, as presented to CODM	3,496	4,142	4,714

Geographic information

Revenues from external customers are presented below:

	2014	2015	2016
Russia	11,733	13,737	13,274
CIS	678	1,019	1,099
EU	474	566	807
Other	1,833	2,395	2,700

Total revenue per consolidated statement of comprehensive income	14,718	17,717	17,880

Revenue is recognized according to merchants’ geographic place.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue for the year ended December 31, 2016, 2015 and 2014.

The majority of the Group’s non-current assets is located in Russia.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent adjusted for the effect of any potential share exercise by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	Notes	2014	2015	2016
Net profit attributable to ordinary equity holders of the parent for basic earnings		5,024	5,187	2,474

Weighted average number of ordinary shares for basic earnings per share		53,396,324	57,819,164	60,477,840
Effect of share-based payments		782,997	147,851	167,197

Weighted average number of ordinary shares for diluted earnings per share		54,179,321	57,967,015	60,645,037

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		94.09	89.72	40.91
Diluted, profit attributable to ordinary equity holders of the parent		92.73	89.49	40.79

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

10.	Property and equipment

	Processing servers and engineering equipment	Computers and office equipment	Other equipment	Construction in progress (CIP) and Advances for equipment	Total
Cost
Balance as of December 31, 2014	491	74	92	3	660
Transfer between groups	15	—	—	(15)	—
Additions	44	15	1	27	87
Additions from business combinations	22	2	—	—	24
Disposals	(74)	(17)	(1)	—	(92)
Disposal of subsidiaries	—	(1)	—	—	(1)
Foreign currency translation	—	(2)	—	—	(2)

Balance as of December 31, 2015	498	71	92	15	676

Transfer between groups	11	—	—	(11)	—
Additions	215	19	76	78	388
Disposals	(27)	2	(6)	—	(31)
Foreign currency translation	(2)	(1)	—	(1)	(4)

Balance as of December 31, 2016	695	91	162	81	1,029

Accumulated depreciation and impairment:
Balance as of December 31, 2014	(221)	(41)	(18)	—	(280)
Depreciation charge	(86)	(18)	(16)	—	(120)
Disposals	70	15	—	—	85
Foreign currency translation	3	2	—	—	5

Balance as of December 31, 2015	(234)	(42)	(34)	—	(310)

Depreciation charge	(113)	(17)	(19)	—	(149)
Disposals	20	(3)	6	—	23
Foreign currency translation	(1)	1	—	—	—

Balance as of December 31, 2016	(328)	(61)	(47)	—	(436)

Net book value
As of December 31, 2014	270	33	74	3	380

As of December 31, 2015	264	29	58	15	366

As of December 31, 2016	367	30	115	81	593

As of December 31, 2016, the total amount of fully depreciated assets is equal to 141 (2015 – 129).

QIWI plc

Notes to consolidated financial statements (continued)

11.	Intangible assets

	Goodwill	Licenses	Computer Software	Customer relationships	Trade marks	Contract rights	Advances for intangibles, CIP and others	Total
Cost:
Balance as of December 31, 2014	1,637	183	542	170	—	295	95	2,922
Additions	—	—	221	—	—	—	5	226
Additions from business combinations	4,653	101	106	5,156	216	—	3	10,235
Transfer between groups	—	—	86	—	—	—	(86)	—
Disposals	—	—	(57)	—	—	—	(6)	(63)

Balance as of December 31, 2015	6,290	284	898	5,326	216	295	11	13,320

Additions	—	—	182	—	—	—	110	292
Additions from business combinations	—	—	—	12	—	—	—	12
Transfer between groups	—	—	3	—	—	—	(3)	—
Disposals	—	—	(173)	—	—	—	(6)	(179)

Balance as of December 31, 2016	6,290	284	910	5,338	216	295	112	13,445

Accumulated Amortization:
Balance as of December 31, 2014	(5)	—	(228)	(170)	—	(148)	(4)	(555)
Depreciation charge	—	—	(196)	(201)	(23)	(147)	(2)	(569)
Disposals	—	—	56	—	—	—	2	58

Balance as of December 31, 2015	(5)	—	(368)	(371)	(23)	(295)	(4)	(1,066)

Depreciation charge	—	(28)	(233)	(345)	(40)	—	(1)	(647)
Impairment	—	(31)	(8)	(820)	(27)	—	—	(886)
Disposals	—	—	173	—	—	—	3	176

Balance as of December 31, 2016	(5)	(59)	(436)	(1,536)	(90)	(295)	(2)	(2,423)

Net book value
As of December 31, 2014	1,632	183	314	—	—	147	91	2,367

As of December 31, 2015	6,285	284	530	4,955	193	—	7	12,254

As of December 31, 2016	6,285	225	474	3,802	126	—	110	11,022

As of December 31, 2016, the total amount of fully amortized intangible assets is equal to 109 (2015 – 227).

QIWI plc

Notes to consolidated financial statements (continued)

12.	Impairment testing of goodwill and intangible assets

Goodwill

The Group determined the following CGUs: JSC QIWI, Visa QIWI Wallet, Rapida LTD and considers goodwill relates to the group of three CGUs. As of December 31, 2016 the carrying amount of goodwill was equal to 6,285 (2015 - 6,285 ). For the purpose of goodwill impairment test the Company estimated the recoverable amounts of group of three CGUs as fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares (Level 1). As a result of annual impairment test the Group did not identify any impairment as of December 31, 2015 and 2016.

Intangible assets with indefinite useful life

As of December 31, 2016, the carrying amount of intangible assets with an indefinite useful life (licenses for banking operations, which are expected to be renewed indefinitely) is recognized with a value of 183 (2015 - 284). Intangible assets with an indefinite useful life are recorded by the Group at the date of acquisition of QIWI Bank JSC and Rapida LTD on September 24, 2010 and June 2, 2015 respectively.

For the purpose of the impairment test of the intangible assets with indefinite useful life, the Company estimated the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. Under the valuation using the comparative method the Group considered similar third-party’s transactions for acquisition of banks or bank organization that holds licenses identical to the Group’s ones. Under the valuation using the cost approach the Group considered outflows required to meet the requirements for a minimum amount of equity to be held by the bank or bank organization with licenses similar to the Group ones according to current legislation (Level 3).

The key assumption used in fair value less cost of disposal calculations is expected outflows to acquire license on the open market.

All assumptions are determined using observable market data and publicly available information of the cash transactions of the third-parties.

In October 2016 it was decided to merge Rapida LTD to QIWI Bank JSC, since that date Rapida’s License was transferred to intangible assets with definite useful life category and the useful life estimated as period to accession, impairment test of the license was performed. Based on the result of the test the Group recognized an impairment loss in the amount of 31.

The Group also performed an annual impairment test of Qiwi Bank’s license as of December 31, 2016 and Qiwi Bank’s and Rapida LTD’s licenses as of December 31, 2015, but no impairment was identified. Reasonably possible changes in any valuation parameters would not result in impairment of intangible assets with indefinite useful life.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Impairment testing of goodwill and intangible assets (continued)

An analysis and movement of net book value of goodwill and indefinite life licenses acquired through business combinations, as included in the intangible assets note (Note 11), is as follows:

Total
As of December 31, 2014	1,815

Additions	4,754

As of December 31, 2015	6,569

Transfer to intangible assets with definite useful life	(101)

As of December 31, 2016	6,468

Intangible assets with definite useful life

For the purpose of the impairment test on other intangible assets the Company estimated the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or CGU this asset relates. As of December 31, 2016 the Group identified the impairment indicators of intangible assets allocated to Rapida LTD CGU due to the overall slowdown of the Russian economy and loss of number of partners that resulted in a decrease of turnover associated to this particular CGU. The Group performed an impairment test of this CGU before the Goodwill testing, which indicated that there is impairment as of the reporting date in the amount of 847.

As of December 31, 2016	Customer relationships	Trade marks	Total
Carrying amount	4,611	153	4,764
Recoverable amount	3,791	126	3,917

Impairment (Note 11)	820	27	847

The recoverable amount of Rapida LTD CGU has been determined based on a value in use calculation using updated cash flow projections that accounted declines in turnovers from financial model covering a five-year period (2017-2021). The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Rapida LTD CGU is 21%. The growth rates applied to discounted terminal value projection in beyond the forecast period is 3%.

The calculation of value in use for this cash generating unit is sensitive to:

•	The Rapida LTD CGU’s payment volume and net revenue yields;

•	Net profit margins;

•	Terminal growth rates used to extrapolate cash flows beyond the budget period;

•	Discount rates.

The values assigned to each of these parameters reflect past experience and expected changes over the timeframe. Below is the analysis of recoverable amount to the most sensitive dimensions used in the model:

	Discount rate	Terminal growth rate
+1%	(225)	130
- 1%	201	(117)

QIWI plc

Notes to consolidated financial statements (continued)

13.	Trade and other receivables

As of December 31, 2016, trade and other receivables consisted of the following:

	Total as of December 31, 2016	Provision for impairment of receivables	Net as of December 31, 2016
Cash receivable from agents	3,657	(659)	2,998
Deposits issued to merchants	2,318	(3)	2,315
Payment processing fees receivable	162	(7)	155
Receivables for advertising	45	(6)	39
Advances issued	144	(1)	143
Rent receivables	106	(95)	11
Other receivables and advances	26	(8)	18

Total trade and other receivables	6,458	(779)	5,679

As of December 31, 2015, trade and other receivables consisted of the following:

	Total as of December 31, 2015	Provision for impairment of receivables	Net as of December 31, 2015
Cash receivable from agents	2,640	(660)	1,980
Deposits issued to merchants	2,724	(1)	2,723
Payment processing fees receivable	192	(21)	171
Receivables for advertising	101	(14)	87
Advances issued	89	(1)	88
Rent receivables	116	(95)	21
Other receivables and advances	24	(2)	22

Total trade and other receivables	5,886	(794)	5,092

Trade receivables aged but not impaired as of December 31, 2016 are presented below:

		Ageing of receivables (days)
As of December 31, 2016	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	2,998	2,568	423	1	3	1	2
Payment processing fees receivable	155	141	10	1	2	1	—
Receivables for advertising	39	20	10	7	2	—	—
Rent receivables	11	7	3	1	—	—	—

Total trade and other receivables	3,203	2,736	446	10	7	2	2

QIWI plc

Notes to consolidated financial statements (continued)

13.	Trade and other receivables (continued)

Trade receivables aged but not impaired as of December 31, 2015 are presented below:

		Ageing of receivables (days)
As of December 31, 2015	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	1,980	1,680	34	9	185	70	2
Payment processing fees receivable	171	137	21	5	8	—	—
Receivables for advertising	87	37	20	21	6	3	—
Rent receivables	21	9	5	2	5	—	—

Total trade and other receivables	2,259	1,863	80	37	204	73	2

For the year ended December 31, 2016, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2015	(Charge)/ reversal for the year	Write off/ (recovery)	Provision for impairment of receivables as of December 31, 2016
Cash receivable from agents	(660)	(125)	126	(659)
Deposits issued to merchants	(1)	(2)	—	(3)
Payment processing fees receivable	(21)	(1)	15	(7)
Receivables for advertising	(14)	2	6	(6)
Advances issued	(1)	—	—	(1)
Rent receivables	(95)	(15)	15	(95)
Other receivables and advances	(2)	(1)	(5)	(8)

Total trade and other receivables	(794)	(142)	157	(779)

For the year ended December 31, 2015, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2014	(Charge)/ reversal for the year	Write off	Provision for impairment of receivables as of December 31, 2015
Cash receivable from agents	(506)	(204)	50	(660)
Deposits issued to merchants	(6)	(1)	6	(1)
Payment processing fees receivable	(3)	(19)	1	(21)
Receivables for advertising	(9)	(6)	1	(14)
Advances issued	(2)	1	—	(1)
Rent receivables	(29)	(70)	4	(95)
Other receivables and advances	(9)	—	7	(2)

Total trade and other receivables	(564)	(299)	69	(794)

QIWI plc

Notes to consolidated financial statements (continued)

13.	Trade and other receivables (continued)

For the year ended December 31, 2014, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2013	(Charge)/ reversal for the year	Write off	Provision for impairment of receivables as of December 31, 2014
Cash receivable from agents	(448)	(80)	22	(506)
Deposits issued to merchants	(6)	—	—	(6)
Payment processing fees receivable	(2)	(1)	—	(3)
Receivables for advertising	(24)	2	13	(9)
Advances issued	(1)	(1)	—	(2)
Rent receivables	(6)	(24)	1	(29)
Other receivables and advances	(4)	(6)	1	(9)

Total trade and other receivables	(491)	(110)	37	(564)

Receivables are non-interest bearing, except for agent receivables bearing interest rate 16%-42% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customer to receive credit.

14.	Cash and cash equivalents

As of December 31, 2016 and 2015, cash and cash equivalents consisted of the following:

	As of December 31, 2015	As of December 31, 2016
Correspondent accounts with Central Bank of Russia (CBR)	6,642	1,877
Correspondent accounts with other banks	4,538	2,789
Short-term CBR deposits	2,100	9,201
Other short-term bank deposits	5,540	3,857
RUB denominated cash with banks and on hand	199	294
Other currency denominated cash with banks and on hand	344	979

Total cash and cash equivalents	19,363	18,997

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered to have minimal risk of default as of board of directors’ approval of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

15.	Other current assets

As of December 31, 2016 and 2015, other current assets consisted of the following:

	As of December 31, 2015	As of December 31, 2016
Indemnification asset (Note 5)	300	60
Reserves at CBR*	238	312
Prepaid expenses	204	204
Other	17	63

Total other current assets	759	639

*	Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from August 1, 2016, such mandatory reserves established by the CBR constitute 5% for liabilities in RUR and 6-7% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

QIWI plc

Notes to consolidated financial statements (continued)

16.	Share capital, additional paid-in capital, share premium and other reserves

The Capital of the Company is divided by two classes. Each class A share has the right to ten votes at a meeting of shareholders and each class B share has the right to one vote at a meeting of shareholders. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution the Company pays and have nominal of EUR 0,0005 each.

Authorised shares	As of December 31, 2014	As of December 31, 2015	As of December 31, 2016
	Thousands	Thousands	Thousands
Ordinary Class A shares	136,394	133,017	133,017
Ordinary Class B shares	94,456	97,833	97,833

Total authorised shares	230,850	230,850	230,850

Issued and fully paid shares	As of December 31, 2014	As of December 31, 2015	As of December 31, 2016
	Thousands	Thousands	Thousands
Ordinary Class A shares	18,894	15,517	15,517
Ordinary Class B shares	35,612	44,902	45,080

Total issued and fully paid shares	54,506	60,419	60,597

For the year ended December 31, 2016 and 2015 the share capital and share premium movement was the following:

	Number of issued shares	Share capital	Share premium
	Thousands
As of December 31, 2014	54,506	1	3,044
Increase of share capital as contribution for acquisition that occurred on June 2, 2015 and June 30, 2015 (Note 5)	5,593	—	9,024
Increase of share capital due to exercise of options by employees during the year	320	—	—

As of December 31, 2015	60,419	1	12,068
Increase of share capital due to exercise of options by employees during the year	178	—	—

As of December 31, 2016	60,597	1	12,068

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

QIWI plc

Notes to consolidated financial statements (continued)

17.	Borrowings

During the year ended December 31, 2016 the Group used overdraft credit facilities with an overall credit limit of 1,460, with maturity from November 2017 to August 2018, and interest rate up to 30% per annum. The balance payable under these credit lines as of December 31, 2016 was zero. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated. Some of the overdraft credit facility agreements were guaranteed by the Group’s CEO in previous years.

18.	Trade and other payables

As of December 31, 2016 and 2015, the Group’s accounts payable and other payables consisted of the following:

	As of December 31, 2015	As of December 31, 2016
Payables to merchants	4,345	6,696
Deposits received from agents	5,639	4,030
Deposits received from individual customers	3,704	3,961
Payment processing fees payable to agents	572	504
Unsettled money remittances	379	433
Accrued expenses	231	323
Payables to vendors	353	338
Payables for rent	42	24
Other advances received	30	19

Total trade and other payables	15,295	16,328

19.	Amounts due to customers and amounts due to banks

As of December 31, 2016 and 2015, amounts due to customers and amounts due to banks consisted of the following:

	As of December 31, 2015	As of December 31, 2016
Due to banks	1,482	1,207
Due to customers: individuals	40	34
Due to customers: legal entities	721	1,101

Total amounts due to customers and amounts due to banks	2,243	2,342

Amounts due to customers and amounts due to banks bear the interest up to 1% and are due on demand.

QIWI plc

Notes to consolidated financial statements (continued)

20.	Revenue

Revenue for the years ended December 31 was as follows:

	2014	2015	2016
Payment processing fees	12,250	14,935	16,289
Revenue from advertising	289	324	253
Interest revenue from agent’s overdrafts	174	298	121
Interest revenue	453	731	899
Gain from currency swaps	142	128	18
Revenue from rent of space for kiosks	323	289	132
Cash and settlement services	768	557	130
Revenue from sale of kiosks	272	396	4
Other revenue	47	59	34

Total revenue	14,718	17,717	17,880

For the purposes of consolidated cash flow statement, “Interest income, net” consists of the following:

	2014	2015	2016
Interest revenue	(453)	(731)	(899)
Interest expense classified as part of cost of revenue	—	79	37
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(2)	(16)	(36)
Interest expense from non-banking loans classified separately in the consolidated statement of comprehensive income	42	109	64

Interest income, net, for the purposes of consolidated cash flow statement	(413)	(559)	(834)

21.	Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the years ended December 31 was as follows:

	2014	2015	2016
Transaction costs	5,079	6,300	6,490
Compensation to employees, related taxes and other personnel expenses	1,391	1,206	1,377
Advertising commissions	68	68	31
Cost of rent of space for kiosks	159	213	146
Cost of kiosks sold	216	332	3
Other expenses	360	576	599

Total cost of revenue (exclusive of depreciation and amortization)	7,273	8,695	8,646

QIWI plc

Notes to consolidated financial statements (continued)

22.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2014	2015	2016
Compensation to employees, related taxes and other personnel expenses	1,349	1,511	1,682
Rent of premises and related utility expenses	242	338	346
Bad debt expense	151	362	215
Office maintenance expenses	236	310	345
Advertising and related expenses	513	242	165
Professional fees	174	213	202
Other tax expenses	103	155	175
Other operating expenses	314	338	293

Total selling, general and administrative expenses	3,082	3,469	3,423

23.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2014	2015	2016
Proposed, declared and approved during the year:
2016: Final dividend for 2015: U.S.$ 30,210,153, Interim dividend for 2016: U.S.$ 39,943,003 (2015: Interim dividend for 2015: U.S.$ 13,640,343; 2014: Final dividend for 2014: U.S.$ 16,700,349; interim dividend for 2014: U.S.$ 60,921,362;).	2,914	694	4,843
Paid during the period:
2016: Final dividend for 2015: U.S.$ 30,210,153, Interim dividend for 2016: U.S.$ 39,943,003 (2015: Interim dividend for 2015: U.S.$ 13,640,343; (2014: Final dividend for 2014: U.S.$ 16,700,349; interim dividend for 2014: U.S.$ 60,921,362).	2,941	699	4,628
Proposed for approval (not recognized as a liability as of December 31):
2016: Final dividend for 2016: U.S.$ 11,513,436 (Note 30) 2015: Final dividend for 2015: U.S.$ 30,209,301	—	2,237	679
Dividends payable as of December 31	—	—	—

QIWI plc

Notes to consolidated financial statements (continued)

24.	Income tax

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

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their other taxable income. Withholding tax of 15% is applied to any dividends paid out of Russia, reduced to as low as 5% for some countries (including Cyprus), with which Russia has double-taxation treaties.

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

24.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2016 and 2015, relate to the following:

	Consolidated statement of financial position as of December 31		Consolidated statement of profit or loss for the year ended
	2016	2015	2016	2015
Intangible assets	(784)	(1,049)	265	75
Trade and other payables	130	121	9	(26)
Trade and other receivables	138	158	(20)	36
Tax loss carry forwards	—	—	—	(13)
Loans issued	27	20	7	—
Taxes on unremitted earnings	(75)	(94)	19	(70)
Other	(17)	10	(27)	(2)

Net deferred income tax asset/(liability)	(581)	(834)	253	—

including:
Deferred tax asset	270	304
Deferred tax liability	(851)	(1,138)

Deferred tax assets and liabilities are not offset because they do not relate to income taxes levied by the same tax authority on the same taxable entity.

Reconciliation of deferred income tax asset/(liability), net:

	2014	2015	2016
Deferred income tax asset/(liability), net as of January 1	126	203	(834)
Effect of acquisitions of subsidiaries	—	(1,037)	—
Deferred tax benefit	77	—	253

Deferred income tax asset/(liability), net as of December 31	203	(834)	(581)

As of December 31, 2016 the Group does not intend to distribute a portion of its accumulated undistributed foreign earnings in the amount of 2,690 (2015 – 1,768). The amount of tax that the Group would pay to distribute them would be 149 (2015 – 98). Unremitted earnings include all earning that were recognized by the Group’s subsidiaries and that are expected to be distributed to the holding company.

QIWI plc

Notes to consolidated financial statements (continued)

24.	Income tax (continued)

For the year ended December 31 income tax expense included:

	2014	2015	2016
Total tax expense
Current income tax expense	(971)	(877)	(871)
Deferred tax benefit	77	—	253

Income tax expense for the year	(894)	(877)	(618)

Since the year 2016 the Group changed the approach for reconciliation theoretical and actual income tax expense from «the domestic rate of tax in the country in which the entity is domiciled» to «the domestic rate in each individual jurisdiction» as it may be more meaningful for the user of the financial statements.

Theoretical and actual income tax expense is reconciled as follows:

	2014	2015	2016
Profit before tax	5,862	6,151	3,107
Theoretical income tax expense at the domestic rate in each individual jurisdiction	(828)	(802)	(278)
(Increase)/decrease resulting from the tax effect of:
Non-deductible expenses	(172)	(105)	(269)
Non-taxable income	254	200	39
Income tax associated with earnings of foreign subsidiaries	(117)	(102)	(95)
Unrecognized deferred tax assets	(31)	(68)	(15)

Total income tax expense	(894)	(877)	(618)

During the year ended December 31, 2016 the Group does not recognize deferred tax assets related to the tax loss carry forward in the amount of 15 (2015 – 68, 2014 - 31) because the Group does not believe that the realization of the related deferred tax assets is probable.

Non-taxable income for the years ended December 31, 2015 and 2014 comprised mainly of foreign exchange gain from revaluation of cash proceeds received from secondary public offering which is tax neutral according to the appropriate tax law. No such foreign exchange gain occurred for the years ended December 31, 2016.

QIWI plc

Notes to consolidated financial statements (continued)

25.	Commitments, contingencies and operating risks

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

In addition, following the accession of Crimea to Russia, which is seen by the EU and the US as an illegal annexation of Crimea, some of the Group’s agents, which are incorporated elsewhere in Russia, started to place and operate QIWI branded kiosks in that region. Further, the Group has direct contacts with several Crimea banks that are registered as financial legal entities in Crimea and operate as the Group’s agents or merchants. On December 19, 2014, U.S. President Obama signed a new executive order imposing comprehensive sanctions on the Crimea region. Almost all transactions involving a U.S. person or that are subject to U.S. jurisdiction and that directly or indirectly involve an individual or entity in Crimea are prohibited, with the exception of certain transactions involving certain agricultural commodities, medicine and medical devices. The executive order also permits the designation of persons that operate in Crimea, leaders of entities operating in Crimea, entities that are owned or controlled by a person that is designated by the Office of Foreign Assets Control (OFAC), or persons that provide material assistance or financial, material, or technological support to a person that is designated by OFAC. The EU has similarly introduced a broad set of sanctions inter alia: an investment ban prohibiting to acquire new or extend any existing participation or ownership of real estate located in Crimea or Sevastopol, acquire new or extend any existing participation or ownership or control of an entity in Crimea or Sevastopol, provide financing to an entity in Crimea or Sevastopol, create any joint venture in Crimea or Sevastopol or with an entity in Crimea or Sevastopol or provide investment services directly related to the above activities; an embargo on certain listed goods and technology that are suited for the key sectors of transport, telecommunications, energy and mining; and an import ban on goods originating from Crimea and Sevastopol and on financial assistance as well as insurance and reinsurance related to such import.

To date, the management does not believe that any of the current sanctions as in force limit the Group’s ability to operate in Crimea. Nevertheless, any new or expanded sanctions that may be imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries may materially adversely affect the Group and any future plans the Group may have to expand in that region.

QIWI plc

Notes to consolidated financial statements (continued)

25.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

In light of the hardening geopolitical situation in Ukraine, the United States of America, the European Union and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks, including VTB Bank and Gazprombank. Some subsidiaries of the Company hold bank accounts in the aforementioned banks as well as have overdrafts and bank guarantees in VTB Bank. Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact results and financial position of the Group in a manner not currently determinable.

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

Moreover, CBR has been recently taking steps to secure the quality and transparency of the agents’ industry, thus imposing some additional controls and monitoring requirements on agents through the banks. As agents have to comply with more requirements and handle significantly increasing numbers of inquiries from the banks that they work with, additional pressure is put on the agents’ business model especially for smaller players. Although the Group’s network of agents remains well diversified the above-mentioned changes have negatively affected the size of Group’s physical distribution in Russia and, correspondingly, pressured its financial results. The Management is committed to make its best effort to support Group’s agents and mitigate negative effects of the discussed market conditions however, at the moment they cannot be sure if there will be any further negative impact of these changes in the mid-term.

Recent amendments to the Russian betting legislation introduced a more comprehensive regulatory framework in this area. In particular, under amendments to the Russian betting laws introduced in 2014, in order to engage in the betting business, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. In 2016 QIWI Bank established a TSUPIS together with one of the self-regulated associations of bookmakers in order to be able to accept such payments. If any of the Group’s merchants engaged in the betting business is not able or willing to comply with the Russian betting legislation or if they decide to cease their operations in Russia for regulatory reasons or otherwise, the Group would have to discontinue servicing them and would lose the associated income. Moreover, if the Group are found to be in non-compliance with any of the requirements of the applicable legislation, it could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams. The Group may also be subject to reputational risks associated with being involved in the betting business through offering its payments services to betting merchants. Furthermore, the Group could face similar difficulties in other jurisdiction since online betting is an area of intense focus by regulators in many of the countries in which it operates.

QIWI plc

Notes to consolidated financial statements (continued)

25.	Commitments, contingencies and operating risks (continued)

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

Since 2015 significant changes to the Russian tax legislation are enacted which are aimed at preventing the abuse of “offshore” structures (so-called “de-offshorization” legislation). In particular, these changes include the definition of beneficiary ownership, tax residence of legal entities by the place of actual carrying out activities, as well as approach to taxation of controlled foreign companies. It is currently unclear how the Russian tax authorities will interpret and apply the new tax provisions and what will be the possible impact on the Group. Therefore, it cannot be excluded that Group’s companies might be subject to additional tax liabilities because of these changes being introduced and applied to transactions carried out by them, which could have a material adverse effect on Group’s business, financial condition and results of operations. The Group’s management is undertaking all necessary and required measures in order to minimize the potential negative impact of the “de-offshorization” legislation.

QIWI plc

Notes to consolidated financial statements (continued)

25.	Commitments, contingencies and operating risks (continued)

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

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses on these consolidated financial statements, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to 2,000 as of December 31, 2016.

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

QIWI plc

Notes to consolidated financial statements (continued)

25.	Commitments, contingencies and operating risks (continued)

Know-your-client requirements in Russia

The Group’s business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. The consumers who have not undergone any identification procedure are qualified as anonymous and are not allowed to contemplate transactions as well as hold an electronic money account balance in excess of RUB15,000. The consumers who have undergone simplified identification procedure with the payment services provider are entitled to perform electronic money transfers in excess of RUB15,000 provided that at any point of time the account balance of electronic money does not exceed RUB 60,000 and the total amount of transactions does not exceed RUB 200,000 per month. Fully identified consumers are entitled to perform same type of electronic transfers as consumers identified through a simplified procedure but with increased threshold of the electronic money account balance of RUB 600,000 and no limitations for the total transaction amount per month. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit a government order No. 630 dated July 8, 2014, was enacted providing that public databases shall be set up by specific government authorities and access to them shall be granted to the third parties authorized to carry out identification of consumers, such databases are not yet up and running at scale and, to the knowledge of the Group, there is no work in progress on setting up such databases. Thus, current situation could cause the Group to be in violation of the identification requirements. In case management is enforced not to use the simplified identification procedure until the databases are fully running, it could negatively affect the number of consumers and, consequently, volumes and revenues.

QIWI plc

Notes to consolidated financial statements (continued)

25.	Commitments, contingencies and operating risks (continued)

Operating lease commitments

The Group has commercial lease agreements of office buildings and kiosk places. The leases have an average life of between one (for kiosk places) and four (for office buildings) years. Total lease expense for the twelve months ended December 31, 2016 is for rent of office places 307 (2015 – 317) and for kiosk places rent 146 (2015 – 213).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, 2016 and December 31, 2015 are as follows:

	As of December 31, 2015	As of December 31, 2016
Within one year	292	244
After one year but not more than four years	797	583
More than four years	—	—

The Group is a party to a material contract of lease of office building, which gave origin to lease expenses in the amount of 172 in 2016 (199 in 2015) and creates commitments to charge further 615 of lease expenses, 154 of which shall be accrued within one year and 461 – after one year but no more than five years. The contract was concluded on July 1, 2014 and terminates on December 31, 2020. The lease payment consists of three parts: basis lease payment, reimbursement of operational expenses, and lease pay for parking places. All the three components gradually increase to the end of the contract term. For the purposes of these financial statements, the payments are recognized as expenses on a straight-line basis over the lease term.

Pledge of assets

As of December 31, 2016 the Group pledged debt instruments (government bonds) with carrying amount of 1,687 (December 31, 2015 – 2,415) as collateral for bank guarantee issued on Group’s behalf to its major partner and 484 (December 31, 2015 – 487) as coverage for supporting its short-term overnight credit facility at CBR.

Commitments to Mail.ru Group Limited

The Group committed to purchase of advertising services from Mail.ru Group Limited affiliates in the amount of 260 during three years starting from November 2014. Mail.ru Group Limited makes advertising available for the Group on the standard commercial rates. As of December 31, 2016 the Group spent 50 (2014 – 50, 2015 – nil, 2016 –nil) on advertising under this agreement.

26.	Balances and transactions with related parties

Amounts due to customers in the amount of 27 as of December 31, 2016 (December 31, 2015 – 175) comprise of cash held at bank account by related parties, including key management personnel and the companies under their control or control of their close family members.

Benefits of key management and Board of Directors generally comprise of short-term benefits and share-based payments during the year ended December 31, 2016 and amounted to 136 (142 – for the year 2015, 207 – for the year 2014)

QIWI plc

Notes to consolidated financial statements (continued)

27.	Risk management

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

During the June 2014 secondary public offering, the Company increased its issued share capital by 2,292,330 class B shares and received about 89 mln U.S. $. These proceeds less certain amounts spent for ongoing business activities are accounted as deposits in other currency in cash and cash equivalents as of December 31, 2016 and 2015. Due to depreciation of U.S. $ rate against RUB for the year 2016 by 17% and appreciation in the 2015 by 30% the Group recognized foreign exchange loss in the amount of 975 and gain in the amount of 1,476 respectively. The Group intends to use these assets for general corporate purposes including potential acquisitions.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in US Dollar and Euro exchange rates against Ruble, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in US Dollar and Euro when these currencies are not functional currencies of the respective Group subsidiary. The Group’s exposure to foreign currency changes for all other currencies is not material.

	change in US Dollar	Effect on profit before tax Gain/(loss)
2016	+20%	655
	-20%	(655)

2015	+40%	2,558
	-13%	(831)

	change in Euro	Effect on profit before tax Gain/(loss)
2016	+20%	40
	-20%	(40)

2015	+43%	639
	-15%	(223)

QIWI plc

Notes to consolidated financial statements (continued)

27.	Risk management (continued)

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

The macroeconomic slowdown in Russia, caused among other things by low oil prices and sanctions regime, which effectively limited access to liquidity of the key Russian banks led to liquidity shortage in the market the Group operates. This exacerbated the liquidity shortage on the market. As a consequence, banks and entities in Russia substantially decreased credit limits in their everyday operations. Management noted that the Group’s merchants and partners started, since the end of 2014, requesting from the Group larger collaterals to hedge their risks. The Group was able to manage these new requirements to date, though the liquidity shortage in the market may further exacerbate and consequently it may have further negative effects on Group’ operations which cannot be now reliably estimated.

According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than 8% of its risk-adjusted assets. As of December 31, 2016, QIWI Bank JSC’s and Rapida LTD’s capital ratio comprised 27% (2015 – 14%) and 19%

(2015 - 20%) respectively, thereby exceeding the required level. These subsidiaries monitor the fulfillment of requirements on a daily basis and send the report to CBR on a monthly basis. During the years ended December 31, 2016 and 2015 QIWI Bank JSC and Rapida LTD met the capital adequacy requirements.

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

		Due:
	Total	On demand	Within a year	More than a year
Trade and other payables (Note 18)	16,328	16,328	—	—
Amounts due to customers and amounts due to banks (Note 19)	2,342	2,342	—	—

Total as of December 31, 2016	18,670	18,670	—	—

		Due:
	Total	On demand	Within a year	More than a year
Trade and other payables (Note 18)	15,295	15,295	—	—
Amounts due to customers and amounts due to banks (Note 19)	2,243	2,243	—	—

Total as of December 31, 2015	17,538	17,538	—	—

QIWI plc

Notes to consolidated financial statements (continued)

27.	Risk management (continued)

Credit risk

Financial assets, which potentially subject the Group and its subsidiaries and associates to credit risk, consist principally of trade receivables, loans receivable issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CBR, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the top Russian banks.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to the credit risk for this type of receivables (Note 13). The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
	As of December 31, 2015	As of December 31, 2016
Concentration of credit risks by main counterparties, % from total amount
Top 5 counterparties	48%	60%
Others	52%	40%

Collection of receivables could be influenced by economic factors. Management believes that there is no significant risk of recognition of additional loss to the Group beyond the allowance already recorded.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of December 31, 2016 and 2015 is presented by type of the financial instrument in the table below:

		As of December 31, 2015		As of December 31, 2016
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt instruments	HTM	2,901	2,922	2,171	2,195
Long-term loans	LAR	23	23	120	120
Investments	AFS	18	18	—	—

Total financial assets		2,942	2,963	2,291	2,315

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	AFS – available-for-sale financial assets;

•	HTM – held-to-maturity financial assets.

Carrying amounts of cash and cash equivalents, short-term investments and accounts receivable and payable, other current assets and liabilities approximate their fair values largely due to short-term maturities of these instruments;

Debt instruments of the Group consist of RUB nominated government bonds with interest rate 7,4% - 7,5% and maturity up to March 2018. All debt instruments are pledged (Note 25).

Long-term loans generally represent loans to legal entities and have a due date up to ten years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is 12%.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets for which fair values are disclosed

Debt instruments	December 31, 2016	2,195	2,195	—	—
Long-term loans	December 31, 2016	120	—	—	120

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
Assets for which fair values are disclosed	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets measured at fair value

Available-for-sale financial assets
Investments (Unquoted equity shares)	December 31, 2015	18	—	—	18

Assets for which fair values are disclosed

Debt instruments	December 31, 2015	2,922	2,922	—	—
Long-term loans	December 31, 2015	23	—	—	23

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the year ended December 31, 2016.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities included at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate fair values:

•	Fair value of the unquoted ordinary shares has been estimated using a DCF model. The valuation requires management to make certain assumptions about the model inputs, including forecast cash flows, the discount rate, credit risk and volatility. The probabilities of the various estimates within the range can be reasonably assessed and are used in management’s estimate of fair value for these unquoted equity investments.

•	Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Share-based payments

29.1.	Option plans

As of December 31, 2016, the Group has the following outstanding option plans:

	2012 Employee Stock Option Plan (ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)

Adoption date	October, 2012	July, 2015

Type of shares	Class B shares	Class B shares

Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 7 % of total amount of shares

Exercise price	Granted during:	Granted during:

	Year 2012: U.S. $ 13.65	Year 2016: n/a

Year 2013: U.S. $ 41.24 - 46.57

Year 2014: U.S. $ 34.09 - 37.89

Exercise basis	Shares	Shares

Expiration date	December 2017	December 2022

Vesting period	Up to 4 years	Three vesting during up to 2 years

Other major terms	The options are not transferrable	- The units are not transferrable

- All other terms of the units under 2015 RSU Plan are to be determined by the Company’s Board or the CEO, if so resolved by the Board, acting as administrator of the Plan

29.2.	Changes in outstanding options

The following table illustrates the movements in share options during the year ended December 31, 2016:

	As of December 31, 2015	Granted during the period	Forfeited during the period	Exercised during the period	As of December 31, 2016
2012 ESOP	2,219,932	—	(212,814)	(78,029)	1,929,089
2015 RSU Plan	—	583,600	(1,867)	(167,698)	414,035

Total	2,219,932	583,600	(214,681)	(245,727)	2,343,124

As of December 31, 2016 the Company has 1,929,089 options outstanding, all of which are vested, and 414,035 RSUs outstanding, of which 22,469 are vested and 391,566 are unvested.

The weighted average price for share options exercised under ESOP during the reporting period was U.S. $13.65 and exercised under RSU plan was nill.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Share based payments (continued)

29.3.	Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility, %	Risk-free interest rate, %	Expec- ted term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,100,778	0-2.83%	28%-32.2%	0.29%-3.26%	2-4	28.12	7.14	Black- Scholes- Merton
2015 RSU Plan	583,600	5.03%	64.02%	2.99%	0-2	12.32	11.68	Binominal

The forfeiture rate used in valuation models granted during the year 2016 is 15%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

29.4.	Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2016 was 224 (2015 – 88, 2014 – 422).

30.	Events after the reporting date

Dividends distribution

On March 15, 2017, the Board of Directors of the Company approved dividends in the total amount of U.S.$ 11,513,436 (equivalent of 679) or 19 U.S.$ cents per share.

Flocktory acquisition

On March 22, 2017, the Company entered into a share purchase agreement to acquire 80% ownership of Flocktory LTD, a SaaS platform for customer lifecycle management. Under the terms of the Share Purchase Agreement, the Company has agreed to pay

RUB 833 million in exchange for 80% shares of Flocktory LTD on a fully diluted basis. The remaining 20% of capital of Flocktory LTD stays with the founders and key employees of the acquiered company. The management is in process of assessing the fair value of net assets of the Flocktory LTD and the effect of this business combination for the Group’s financial statements.

Sale of subsidiaries

In February 2017 the Board of Directors of the Company authorized the management to sell the Company’s shareholding stakes in QIWI Romania S.R.L., JLLC OSMP Belarus and QIWI-M S.R.L. until the end of 2017.