Form 20-F
period 2017-12-31
QIWI
filed 2018-03-28
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Varvara Kiseleva

+ 357 22-65-33-90

ir@qiwi.com

Kennedy 12, Kennedy Business Centre, 2nd floor

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

As of December 31, 2017, 14,277,871 Class A ordinary shares, par value EUR 0.0005 per share and 46,654,783 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒     No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☒                  Accelerated filer  ☐                Non-accelerated filer  ☐     Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our ability to grow our payment volumes;

•	our ability to maintain and grow the size of our physical and virtual distribution;

•	our ability to increase our market share in our key payment market verticals;

•	our ability to successfully introduce new products and services, including our payment-by-installment card SOVEST;

•	our ability to maintain our relationships with our merchants and agents;

•	the expected growth of Qiwi Wallet and alternative methods of payment;

•	our ability to continue to develop new and attractive products and services;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	competition in our industry;

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

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

The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data together with the information in Item 5 “Operating and Financial Review and Prospects” and Item 3.D “Risk Factors” and our consolidated financial statements and the related notes included elsewhere in this annual report. Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as published by the International Accounting Standards Board.

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented as of December 31, 2017 and for the year ended December 31, 2017. These translations are solely for convenience of the reader and were calculated at the rate of RUB 57.6002 per U.S. $1.00, which is equal to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2017.

	Year ended December 31,
	2013	2014*		2015*		2016		2017
	RUB	RUB		RUB		RUB		RUB		U.S.$
	(in millions, except per share data)
Consolidated Income Statement Data:
Revenue	11,666	14,718		17,717		17,880		20,897		363
Cost of revenue	(6,396)	(7,273)		(8,695)		(8,646)		(9,763)		(169)
Selling, general and administrative expenses	(2,678)	(3,082)		(3,469)		(3,423)		(6,243)		(108)
Depreciation and amortization	(113)	(353)		(689)		(796)		(796)		(14)
Impairment of intangible assets recorded on acquisitions	(5)	—		—		(878)		(104)		(2)
Profit from operations	2,473	4,010		4,864		4,137		3,991		69
Loss on disposal of subsidiaries	—	—		(38)		(10)		—		—
Other income and expenses, net	71	12		(23)		(69)		(41)		(1)
Foreign exchange gain	79	3,359	(1)	2,801	(1)	1,040	(1)	257	(1)	4
Foreign exchange loss	(71)	(1,428	)(1)	(1,360	)(1)	(1,963	)(1)	(373	)(1)	(6)
Share of loss of associates	(79)	(26)		—		—		—		—
Impairment of investment in associates	(22)	(25)		—		—		—		—
Interest income and expenses, net	(6)	(40)		(93)		(28)		6		0
Profit before tax from continuing operations	2,445	5,862		6,151		3,107		3,840		67
Income tax expense	(610)	(894)		(877)		(618)		(698)		(12)
Net profit	1,835	4,968		5,274		2,489		3,142		55
Attributable to:
Equity holders of the parent	1,873	5,024		5,187		2,474		3,114		54
Non-controlling interests	(38)	(56)		87		15		28		0
Weighted average number of shares
Basic	52	53		58		60		61		61
Diluted	52	54		58		61		61		61
Earnings per share
Basic	36.00	94.09		89.72		40.91		51.25		0.89
Diluted	35.70	92.73		89.49		40.79		50.92		0.88
Dividends declared per share
RUB	35.86	53.46		11.56		79.92		36.22		n/a
U.S.$	1.10	0.95		0.25		1.16		0.62		n/a

	As of December 31,
	2013	2014		2015		2016		2017
	RUB	RUB		RUB		RUB		RUB		U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	11,637	17,080		19,363		18,997		18,406		320
Total current assets	16,342	25,036		27,015		27,205		31,094		540
Total assets	20,665	30,050		41,577		39,674		45,059		782
Total equity	2,704	8,334		22,436		19,969		21,157		367
Total debt	110	43		3		0		0		0
Total liabilities	17,961	21,716		19,141		19,705		23,902		415
Total equity and liabilities	20,665	30,050		41,577		39,674		45,059		782

*	The amounts shown here may immaterially differ from the amounts shown in Annual report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

	Year ended December 31,
	2013	2014	2015		2016	2017
	RUB	RUB	RUB		RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Adjusted net revenue(2)	6,168	8,836	10,228		10,611	13,193	229
Payment Services segment net revenue	6,075	8,807	10,198		10,583	12,580	218
Adjusted EBITDA(2)	2,978	4,818	5,640		6,035	5,185	90
Adjusted net profit(2)	2,173	3,496	4,142		4,714	4,054	70
Payment Services segment payment volume (in billions)(3)	561	645	860	(4)	847	911	16
Active kiosks and terminals (units)(4)	168,236	181,148	172,269		162,173	152,525	n/a
Active Qiwi Wallet accounts (at period end, in millions)(5)	15.4	17.2	16.1		17.2	20.1	n/a
Payment services segment net revenue yield(6)	1.08%	1.37%	1.19%		1.25%	1.38%	n/a
Consumer Financial Services segment payment volume (in billions)(7)	—	—	—		—	3.3	0.06

(1)	Primarily relates to foreign currency changes resulting from the funds received in connection with our offering of ADSs in June 2014.
(2)	See “—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.
(3)	Payment Services segment payment volume consists of the amounts paid by our customers to merchants or other customers less intra-group eliminations in our Payment Services segment.
(4)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(5)	Number of active Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(6)	Payment Services segment net revenue yield is defined as Payment Services segment net revenue divided by Payment Services payment segment volume and directly corresponds the average payment net revenue yield presented in previous annual reports.
(7)	Consumer Financial Services segment payment volume consist of the amounts paid by our customers using SOVEST card to our partner merchants.

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

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue. We add back payroll and related taxes because, although they are an essential part of the services we provide to our clients, these expenses are not directly linked to payment volume. Nevertheless, payroll and related taxes represents an important portion of our operating costs and affects liquidity and financial performance.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,
	2013	2014*	2015*	2016	2017
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Revenue	11,666	14,718	17,717	17,880	20,897	363
Minus: Cost of revenue (exclusive of depreciation and amortization)	(6,396)	(7,273)	(8,695)	(8,646)	(9,763)	(169)
Plus: Payroll and related taxes	898	1,391	1,206	1,377	2,059	36
Adjusted net revenue	6,168	8,836	10,228	10,611	13,193	229

*	The amounts shown here may immaterially differ from the amounts shown in Annual report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for share of loss of associates, impairment of investment in associates, foreign exchange gain and loss, other expenses, other income, loss on disposal of subsidiaries, income from depositary, offering expenses, share-based payment expenses and impairment of goodwill and intangible assets acquired in the business combinations. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange loss/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of intangible assets acquired in the business combinations), and certain one-time income and expenses (affecting other income, offering expenses, loss on disposal of subsidiaries and income from depository). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not include offering expenses;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	adjusted EBITDA does not include share-based payments.

	Year ended December 31,
	2013	2014		2015		2016		2017
	RUB	RUB		RUB		RUB		RUB		U.S.$
	(in millions)
Net Profit	1,835	4,968		5,274		2,489		3,142		55
plus:
Depreciation and amortization	113	353		689		796		796		14
Impairment of investment in associates	22	25		—		—		—		—
Other income and expenses, net (excluding income from depositary)	—	26		23		69		41		1
Foreign exchange gain	(79)	(3,359	)(1)	(2,801	)(1)	(1,040	)(1)	(257	)(1)	(4)
Foreign exchange loss	71	1,428	(1)	1,360	(1)	1,963	(1)	373	(1)	6
Share of loss of associates	79	26		—		—		—		—
Interest income and expense, net	6	40		93		28		(6)		(0)
Income tax expenses	610	894		877		618		698		12
Income from depositary(2)	(71)	(38)		—		—		—		—
Offering expenses	155	32		—		—		—		—
Share-based payment expenses	231	422		88		224		398		7
Loss from disposals of subsidiaries	—	—		38		10		—		—
Impairment of intangible assets recorded on acquisitions	5	—		—		878		—		—
Adjusted EBITDA	2,978	4,818		5,640		6,035		5,185		90

(1)	Primarily relates to foreign currency changes resulting from the funds received in connection with our offering of ADSs in June 2014.
(2)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in our financial statements.

Adjusted net profit

Adjusted net profit is defined as net profit excluding amortization of fair value adjustments, loss on disposals of subsidiaries, share-based payment expenses, offering expenses, impairment of goodwill and intangible assets acquired in the business combinations, income from depositary, foreign exchange gain on June 2014 offering proceeds and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals, the effects of deferred taxation on excluded items and offering expenses do not represent the core operations of the business, and amortization of fair value adjustments and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,
	2013	2014	2015	2016	2017
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net profit	1,835	4,968	5,274	2,489	3,142	55
Impairment of intangible assets recorded on acquisitions	5	—	—	878	—	—
Amortization of fair value adjustments	22	74	270	396	344	6
Loss on disposals of subsidiaries	—	—	38	10	—	—
Offering expenses	155	32	—	—	—	—
Income from depositary(1)	(71)	(38)	—	—	—	—
Share-based payment expenses	231	422	88	224	398	7
Effect of taxation of the above items	(4)	(15)	(52)	(258)	(66)	(1)
Foreign Exchange gain on June 2014 offering proceeds(2)	—	(1,947)	(1,476)	975	236	4
Adjusted net profit	2,173	3,496	4,142	4,714	4,054	70

(1)	Foreign exchange gain on June 2014 offering proceeds, as presented in the reconciliation of net profit to adjusted net profit differs from the foreign exchange loss/(gain) in the reconciliation of net profit to adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former relates solely to foreign currency changes resulting from the funds received in connection with our offering of ADSs in June 2014.
(2)	Income from depositary is presented in the separate line in reconciliation tables for convenience purposes, while it is included in other income in our financial statements for the years ended December 31, 2014 and December 31, 2015.

Exchange Rate Information

The following tables show, for the periods indicated, certain information regarding the exchange rates between the Russian ruble and the U.S. dollar, based on the official exchange rate quoted by the CBR.

Period	Period End	Period average(1)	High	Low
Year ended December 31, 2013	32.73	31.98	33.47	29.93
Year ended December 31, 2014	56.26	39.34	67.79	32.66
Year ended December 31, 2015	72.88	62.01	72.88	49.18
Year ended December 31, 2016	60.66	66.35	83.59	60.27
Year ended December 31, 2017	57.60	58.10	60.75	55.85
September 2017	58.02	57.74	58.55	57.00
October 2017	57.87	57.70	58.32	57.09
November 2017	58.33	58.93	60.25	58.09
December 2017	57.60	58.57	59.29	57.45
January 2018	56.29	56.50	57.05	55.83
February 2018	55.67	56.81	58.17	55.67
March 2018 (through March 23)	56.84	56.96	57.70	56.37

(1)	The period average in respect of a year is calculated as the average of the exchange rates on the last business day of each month in the relevant period. The period average in respect of a month is calculated as the average of the exchange rates for each business day in the relevant month.

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

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

Risks Relating to Our Business and Industry

The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources.

The financial services industry in which we operate with our payment services and other financial services that we provide is highly competitive, and our ability to compete effectively is therefore of paramount importance. In all countries where we operate, we face competition from a variety of financial and non-financial business groups. These competitors include retail banks, non-traditional payment service providers (such as retailers and mobile network operators, or MNOs), electronic payment system operators, as well as other companies which provide various forms of banking and payment solutions or services, including electronic payments, payment processing services, consumer lending and other services. Competitors in our industry seek to differentiate themselves by features and functionalities such as speed, convenience, network size, accessibility, safety, reliability and price, among others. A significant number of our competitors have greater financial, technological and marketing resources than we have, operate robust networks and are highly regarded by consumers.

Our key competitors in Russia are retail banks, particularly those with a focus on well-developed electronic payment solutions, including Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking solutions and large retail networks, and Tinkoff Bank, which positions itself as a specialized bank specifically focused on innovative online retail financial services. Sberbank, for example, has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through Yandex.Money, one of the major electronic payment service providers in Russia that it operates in a joint venture with Yandex, a leading Russian diversified technology company. In November 2016 the Supervisory Board of Sberbank approved a strategic initiative to transform the bank into an e-commerce ecosystem based on open source software. If implemented, this move may make Sberbank’s model closer to that of our company, enable Sberbank and other players to develop new financial products on the basis of Sberbank’s platform and potentially further intensify competition between us. In furtherance of this strategy, in December 2017 Sberbank signed a binding agreement with Yandex to form yet another joint venture, based on Yandex’s Yandex.Market e-commerce platform, which would focus on creating a B2C online retail marketplace. This deal could result in a substantial shift in the competitive landscape of the Russian physical e-commerce market to the detriment of our position, market share and growth potential in this category of payments. Sberbank is the leader of the Russian payments market by a wide margin, and has access to significant financial resources and an extensive nationwide network of branches. Sberbank is the largest processor of utility bill payments, which constitute a significant portion of overall consumer spending in our industry. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Alfa-Bank is similarly a major retail bank that combines a strong competitive position in the traditional retail banking sector with a focus on developing innovative financial and payments solutions. Tinkoff Bank is a provider of online retail financial services operating in Russia through a high-tech branchless platform. Other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions.

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is more dispersed than our physical distribution network (i.e. our kiosks and terminals). It also co-owns, in a joint-venture with the Russian state-controlled VTB Bank, a full-service commercial bank Pochta Bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. We also face competition from other non-traditional payment service providers that have substantial financial resources, such as brick-and-mortar and online retailers (such as Alibaba and its financial services subsidiary Ant Financial which operates the AliPay payment system), as well as MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom. In February 2017, MTS announced the launch of MTS Money Wallet, an e-wallet which combines all payment tools on one platform, including electronic wallet, bank cards, and customers’ mobile account balances. All other major MNOs have various payment solutions of their own as well. Non-traditional payment service providers have also included smartphone manufacturers such as Samsung (which acquired an electronic payments company LoopPay in February 2015) and Apple (which introduced its own payments service Apple Pay in September 2014). New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google. Since the financial services industry is susceptible to disruption, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily Yandex.Money, WebMoney and PayPal) and kiosk and terminal operators, including Cyberplat, Compay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services. These new projects include our payment-by-installments SOVEST card project that we launched in 2016 and Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses (SMEs). In connection with each of these projects, we face intense competition from commercial and retail banks. In particular, SOVEST competes with commercial banks unsecured retail consumer lending programs, in particular Sovkombank, HomeCredit and Tinkoff, all of which have equivalent or similar products. Tochka is an online and mobile banking service that digitalizes traditional banking services and competes primarily on the basis of enhanced user experience, price and add-on features, and are therefore exposed to competition from any banking institutions, particularly those that are focused on developing convenient online and mobile solutions such as Sberbank, Alfa Bank and Tinkoff.

In 2016, we became one of the payment services providers that is able to accept bets on behalf of the sports betting companies in Russia. Under amendments to the Russian betting laws introduced in 2014, in order to engage in sports betting, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. Accordingly, in 2016 QIWI Bank established a TSUPIS together with one of the self -regulated associations of bookmakers in order to be able to accept such payments and started acting as a platform for acceptance of interactive bets in favor of the members of the self-regulated organization of bookmakers. Processing payments for betting merchants represents a relatively significant portion of our revenues and also generally carries higher margins than processing payments to merchants in most other market verticals that we serve. Furthermore, gains received by our consumers from betting into their Qiwi Wallet accounts represents one of the significant reload sources for Qiwi Wallet accounts. If other banks or payment service providers were to enter this market, the payment volume, revenue and margins of our Payments business, as well as overall usage of Qiwi Wallet, could be materially adversely affected.

Any increase in competition by other market participants, or any shift of customer preferences in their favor due to any real or perceived advantages of their products, could result in a loss of consumers and harm to our payment volume, revenue and margins. As major commercial and retail banks increase their online and virtual presence and come up with increasingly sophisticated products directly competing with our core competencies, our competitive position could be severely undermined, resulting in reduced demand for our products, both with respect to our payment services business and the other financial services projects that we are pursuing. If we are unable to compete successfully for consumers, agents and merchants, our business, financial condition and results of operations could be materially adversely affected.

Our continued growth depends on our ability to maintain or increase our payment services average net revenue yield.

One of the key measures we use to assess the performance of our payment services business is average net revenue yield, which we calculate by dividing adjusted payment net revenue by the total payment volume of the transactions we process. Our average net revenue yield may be affected by a number of factors, including increased competition, pressure from merchants and/or agents, and acquisitions. We have experienced declines in our average net revenue yield for certain merchant categories in the past, in particular for our Telecom merchants where the merchant fees were sharply reduced by the Big Three MNOs, who have been seeking to reduce costs, and may continue to do so in the future. In addition, in 2015, our average net revenue yield declined following the acquisition of the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”) businesses, both of which had been operating with a significantly lower average net revenue yield than QIWI (excluding Contact and Rapida) during 2015. In order to maintain our competitiveness, we must continue to ensure that our payment processing system provides a more convenient and attractive option for both merchants and customers than alternative systems that may not require payment of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as most peer-to-peer transfers within Qiwi Wallet and certain payments in e-commerce. Despite our efforts, consumers may still choose to use other payment service providers, even if those providers do not offer the convenience that we do, because they charge lower fees. In addition, because agents and merchants are able to switch between different payment service providers, we may face additional pressure to reduce the fees we charge due to increased competition from other payment service providers.

Our average net revenue yield is also impacted by the cost to us of consumers reloading their Qiwi Wallet accounts. We make available to our consumers a large variety of methods to reload the Qiwi Wallet accounts, including, among others, mobile phone balances, bank cards and accounts, kiosks and terminals and ATMs. The top up methods have different cost implications for us. For example, on payments made through the kiosks and terminals owned by our agents, we historically paid lower fees for reloading the Qiwi Wallet than on payments made from bank cards as well as certain other channels. Additionally, since we provide payment processing services to a significant number of merchants in the sports betting industry, betting gains received by our consumers into their Qiwi Wallet accounts also represents a significant and cost-efficient source for consumers to reload their Qiwi Wallets, which could experience a decline if our presence as a payment provider in the sports betting market is diminished for any reason. We currently do not attempt to direct consumer preferences towards any particular reload methods. If reload methods that come at a higher cost to us were to constitute a larger proportion of our overall reload channels mix, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

If average net revenue yields declines as a result of any of these or other factors, we will have to offset the financial impact of such decline by increasing our payment volume or through the development and enhancement of value added services or development of the new services and products. We cannot assure you that we will be able to increase our payment volumes or that any new services we introduce and new products we develop will be profitable. If we are unable to offset the decline in our average net revenue yield resulting from this and other factors, our business, financial condition and results of operations could be materially adversely affected.

We are subject to the economic risk and business cycles of our merchants and agents and the overall level of consumer spending.

The financial services industry depends heavily on the overall level of consumer spending, which affects each of our operating segments. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Economic factors such as employment levels, business conditions, energy and fuel costs, interest rates, inflation rate and the strength of the ruble against foreign currencies (in particular the U.S. dollar) could reduce consumer spending or change consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants make fewer sales of their products and services using our services or consumers spend less money per transaction, the volume of payments our Payment services segment processes will decline, resulting in lower revenue. A further weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, these factors could force some of our merchants and/or agents to liquidate their operations or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in reduced transaction volumes. Similarly, deteriorating economy and reduced consumer spending may translate into a decline in number of transactions with, or average ticket of, our SOVEST cards and may also affect the creditworthiness of customers, which could result in increased credit risk. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes affecting the economy and our business.

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Eastern Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. See “– Economic instability in Russia could have an adverse effect on our business” and “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. The Russian economy contracted both in 2015 and in 2016, although it returned to modest growth in 2017. During 2014-2016, the population’s purchasing power decreased due to the weakening of the ruble, basic necessities such as food products and utilities became more expensive, and consumer confidence declined significantly, according to the Russian Consumer Confidence Overall Index reported by Rosstat. According to Rosstat, inflation was 11.4% in 2014 and 12.9% in 2015 (although it relatively stabilized in 2016 at 5.4% and then further declined to 2.5% in 2017), while real average wages have been declining (with Rosstat’s data for 2016 indicating that the population’s real disposable income contracted by 5.9% in 2016 as compared to 2015). Against this backdrop, household consumption decreased significantly in 2015 versus 2014, although it grew slightly by 1.5% in 2016, according to Rosstat. A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on our business. As a result of the challenging operating environment in Russia, we have experienced slower payment volume growth in certain of our payment categories and payment volume decline in certain others. In particular certain types of Money Remittances and Financial Services category were affected by weak consumer spending and lack of growth in the underlying markets resulting from decrease in real disposable income, cautious consumer spending, reduced migration, ongoing purge of the Russian banking industry by the CBR and shrinkage of the banking sector as well as several other sector specific challenges. Further adverse changes in economic conditions in Russia could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

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

Our internal controls relating to preparation of our financial statements may have not kept pace with the changes in and increasing scope and volume of our business. Our financial reporting function and system of internal controls is less developed in certain respects than those of payment and financial service providers that operate in more developed markets and may not provide our management with as much or as accurate or timely information. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected.” In connection with their audit of our consolidated financial statements for the year ended December 31, 2011, our independent registered public accounting firm identified a material weakness in our internal controls with respect to our financial statement closing process. As a result of efforts we undertook, we remediated the related material weakness as of December 31, 2012. However, given that our business develops rapidly and our financial reporting becomes more complex as we expand our operations into new business segments we have not been active before launching new operationally complex projects (in particular SOVEST and Tochka projects), we can give no assurance that additional material weaknesses in our internal control over financial reporting will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

If customer and merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected.

Our business is built on customers’ and merchants’ confidence in our brands, as well as our ability to provide fast, reliable payment services, including electronic payment and payment processing services, and other financial services. The strength of our brand and reputation are of paramount importance to us. A number of factors could adversely affect customer confidence in our brand, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

•	illegal or improper use of our systems and compliance related concerns;

•	regulatory action or investigations against us;

•	any significant interruption to our systems and operations; and

•	any breach of our security system or any compromises of consumer data.

In addition, we are to some extent dependent on our agents, merchants and partners to which we license our products to maintain the reputation of our brands. Despite the measures that we put in place to ensure their compliance with our performance standards, our lack of control over their operations may result in the low quality of service of a particular counterparty being attributed to our brand, negatively affecting our overall reputation. Furthermore, negative publicity surrounding any assertion that our agents, merchants and/or partners are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation.

Any event that hurts our brand and reputation as a reliable financial services provider could have a material adverse effect on our business, financial condition and results of operations.

A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. Our business developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments, and our core competitive edge at the time was our ability to offer consumers that primarily used cash as means of payment access to online payments through our kiosks and terminals simultaneously offering merchants access to a large pool of customers that use cash. While we have since largely outgrown that model, our kiosks and terminals network remains a significant part of our infrastructure as a reload and client acquisition channel for Qiwi Wallet. We believe therefore that the usage of Qiwi Wallet and hence our volumes, revenues and the profitability of our Payment services segment continues to depend to some extent on the use of cash as a means of payment and the reach of our kiosks and terminals network. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks and terminals network is decreasing. Unless we can successfully differentiate ourselves from competition through other features and functionalities beyond providing a pathway to online payments for consumers who continue to rely on cash through our kiosks and terminals network, and the access to this consumer segment for the merchants, the shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents (see “–We do not control the rates of the fees levied by our agents on consumers”), and development of alternative payment channels. Based on available data, we believe that the overall number of and the use of kiosks declined in 2015 versus prior years and continued to decline slightly in 2016 and 2017.

Since mid-2015 the CBR enhanced its scrutiny over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts (see “- Regulation – Regulation of Payment Services”), which has had a negative impact on the size of our kiosk network. Through reducing the size of our network, this has adversely affected the availability and convenience of our services to consumers, including the convenience of use of Qiwi Wallet, for which historically kiosks and terminals have been the most popular reload channel. We have since observed that these developments had the effect of making the use of our kiosks and terminals generally more expensive or less convenient for the consumers as reflected in the decreasing payment volumes in telecom and other (mainly Multi Level Marketing or MLM) market verticals. These developments also temporarily increased the cost to us of consumers reloading their Qiwi Wallet accounts, since historically our kiosks and terminals have been the most popular reload channel (see “–Our continued growth depends on our ability to maintain or increase our average payment net revenue yield”). There can be no assurance that this negative impact will not continue going forward as increased regulatory pressures put more agents out of business and deter new ones from entering it. Another development that could have a similar effect on our business is the introduction in 2016 of amendments to the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards”, dated May 22, 2003 (as amended). In particular, the law mandated that all kiosks (subject to certain exceptions) be equipped with new or modernized cash registers prior to July 1, 2017. There can be no assurance that our agents are and will continue to be fully in compliance with the new requirements, which could cause a further reduction of our kiosk network.

Moreover, failure to comply with such enhanced control measures by us or our agents could result in the CBR imposing fines or restrictions on our activities (see “–Qiwi Bank and other Russian banks and credit organizations operate in a highly regulated environment, and increased regulator scrutiny could have an adverse effect on our business, financial condition and results of operations”). All of these factors could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and increase our profitability.

Certain of our services are offered in countries beyond Russia, and we look to further expand our geographical footprint if the right opportunities appear. Our expansion into new geographical markets and further development of our international operations depend on our ability to apply our existing technology or to develop new applications to meet the particular needs of each local market or country. We may not have adequate financial, technological or personnel and management resources to develop effective and secure services or distribution channels that will satisfy the demands of these markets. We may not be able to establish partnerships with merchants, agents or other counterparties that we may need in order to strengthen our international operations. If we fail to enter new markets or countries or to develop our international operations, we may not be able to continue to grow our revenues and earnings. Furthermore, we may expand into new geographical markets in which we may not have any previous operating experience. We operate in an industry that is often subject to significant regulation, and our lack of familiarity with the regulatory landscape in new markets may result in us running into unanticipated problems or delays in obtaining the requisite regulatory approvals and licenses. We may not be able to successfully expand in such markets due to our lack of experience. Moreover, we may not be able to execute our strategy in our existing international operations successfully, which may result in additional losses or limit our growth prospects. In addition, expanding internationally subjects us to a number of risks, including:

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

Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws and therefore experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on us. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing our related operating costs and legal risks. If local authorities in Russia or other countries choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. This could also limit our ability to provide some of our services going forward and may increase our cost of doing business.

Changes in our industry are rapid, and new products that we develop may become subject to government regulation undoing the benefits we expect to derive from such products. In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. With respect to countries that do have an established regulatory framework with respect to the types of services that we provide, no assurance can be given that the relevant legislation will not be amended to the detriment of our business, including due to the lobbying efforts undertaken by or on behalf of our competitors. For instance, if any restrictions including complete prohibition, ban of specific reload methods or various quantitative caps are imposed on the use or reloads of anonymous e-wallets, it could have a significant negative impact on our business. From time to time, such proposals are being raised by various officials. For example, pursuant to the draft amendments to the Russian anti-money laundering legislation currently considered by the State Duma, anonymous users will not be able to withdraw cash from their prepaid cards. In addition, in January 2018 it was reported that the CBR, Rosfinmonitoring and the Ministry of Finance are actively discussing new proposed legislation that would ban the use of anonymous e-wallets completely or at least prohibit the reloading of such e-wallets other than from a bank account.

The regulatory framework around electronic payments and other financial services that we offer is in a state of development in most of the countries in which we operate. For example, on January 1, 2017, the Regulatory Framework for Stored Values and Electronic Payment Systems came into force in the United Arab Emirates. It introduced a mandatory licensing and related compliance regime for certain electronic payment service providers and established a one-year transitional period for existing digital payment services providers to take appropriate measures to comply with the new rules. In case of failure to do so payment services provider may be mandated to cease provision of such services. Moreover, any individual or entity providing (or representing themselves as capable of providing) digital payment services without the appropriate license or authorization will be subject to administrative penalties. Implementing legislation and clarifications still remain to be adopted, and we are still assessing the applicability and potential impact of the new legislation on our business. If our position on our status under the Regulatory Framework is different from that of the UAE regulator or if we are unable to comply with the mandatory licensing if it is deemed applicable to us, it could have a material adverse effect on our business, financial condition and results of operations. Effective January 1, 2018, the United Arab Emirates introduced a value added tax at a rate of 5% for certain types of services (while other types of services are subject to a zero tax rate or benefit from exemptions). Based on our current assessment we believe that our UAE subsidiaries should be deemed taxpayers, however, most types of services we provide, although subject to the new value added tax, will be taxed at a zero tax rate. Given that this legislation has just become effective and no sufficient enforcement practice is available, we cannot be certain that our interpretation thereof will be consistent with the approach used by the relevant authorities. Any changes in the applicable legislation, its interpretation by the relevant authorities or their enforcement practice could increase our tax burden substantially and thus reduce our margins.

Further, at the end of 2014, our subsidiary in Kazakhstan became subject to local financial monitoring legislation, imposing certain client identification requirements on us. In connection with this legislation, we had to restructure our operations in Kazakhstan to make our Kazakh subsidiary the operator of our payment system in the country. The restructuring was completed in September 2015. As the anti-money laundering legislation in Kazakhstan is relatively nascent and undeveloped, we may face various difficulties when applying the legislation. If we are not able to comply with the applicable legislation for any reason, we could become subject to regulatory action in Kazakhstan and could face fines or significant restrictions on our operations in the country. Moreover, the Law of the Republic of Kazakhstan No. 11-VI “On Payments and Payment Systems”, dated July 26, 2016, came into force in September 2016 substituting the Law of the Republic of Kazakhstan No. 237-I “On Payments and Money Transfers” dated June 29, 1998. The new law introduced a more comprehensive regulatory regime for the payments market in general, thus bringing the Kazakh legislation more in line with the international standards. Since the position of the local regulator in relation to the enforcement of the new legislation is not yet clear and established, we may be found in violation of applicable laws and regulations and be subject to penalties or other liabilities. In January 2018, we received a notification from the National Bank of the Republic of Kazakhstan that they intend to audit our operations from January 30, 2018 to February 28, 2018, in order to determine whether we are in compliance with this new law. No assurance can be given as to what the results of such audit will be.

Generally, Russian lawmakers and enforcement agencies have recently demonstrated increased scrutiny in matters relating to cyberspace and e-payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities.

Furthermore, recently there has been increased public attention and heightened legislation and regulations regarding money laundering and terrorist financing. We sometimes have to make significant judgment calls in applying anti-money laundering legislation and risk being found in non-compliance with it, particularly in relation to its mandatory client identification requirements, if, for example, we process payments made by our consumers from their Qiwi Wallet accounts for amounts in excess of the thresholds imposed by anti-money laundering legislation or for certain types of merchants without the required client identification. Although we use all methods available for client identification and believe we are in compliance with market practice (see “—Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”), the Russian regulators may view us as being non-compliant and impose fines and other sanctions on us. There can also be no assurance that the mandatory client identification requirements under the anti-money laundering legislation will not change further in a manner adverse to our business, for example, through making the identification process more burdensome or through lowering the thresholds for transactions which non-identified customers or customers that only underwent the simplified identification process can perform (see “Regulation”), which could result in lower payment volumes for us. For instance, there have already been proposals from certain government officials to ban payments by unidentified consumers altogether. On December 31, 2017, a new law came into force prescribing that the CBR may limit the number of bank accounts opened in aggregate in any number of banks to a client that has only been identified remotely, the amount of credit that may be provided to such customer, or the number of transactions such customer may perform within a month. Any further adverse change to these requirements could have a substantial negative effect on our business.

Risks associated with applying anti-money laundering legislation may be further exacerbated for us in connection with our new projects, particularly Tochka, that is focused on servicing small and medium sized business entities. Tochka is providing services to legal entities, which execute a significant number of transactions that are under scrutinized control of the regulatory authorities. Thus, the number of suspicious transactions has materially increased exposing us to extensive ongoing control of the regulator. See also “–Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.”

We provide payment processing services to a number of merchants in the betting industry. Processing payments to such merchants constitutes approximately 7.5% of our payment services segment payment volumes for the year ended December 31, 2017 and also represents a relatively significant portion of our revenues. Moreover, processing such payments generally carries higher margins than processing payments to merchants in most other market verticals that we serve, while the repayment of winnings also functions as one of the wallet reload channels contributing to the sustainability and attractiveness of our ecosystem. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. In particular, under amendments to the Russian betting laws introduced in 2014 (see “Regulation”), in order to engage in the betting industry, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. In 2016 QIWI Bank established a TSUPIS together with one of the self -regulated associations of bookmakers in order to be able to accept such payments. If any of our merchants engaged in the betting industry is not able or willing to comply with the Russian betting legislation or if they decide to cease their operations in Russia for regulatory reasons or otherwise, we would have to discontinue servicing them and would lose the associated income. Moreover, if we are found to be in non-compliance with any of the requirements of the applicable legislation, we could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams. Effective January 1, 2018, relevant legislation has been supplemented with the concept of government blacklisting of betting merchants that have been found to be in violation of applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants. These measures may result in the contraction of the betting sector and therefore adversely affect the revenues, margins and payment net revenue yield of our E-commerce market vertical and overall Payment Services segment as well as decrease the attractiveness of our ecosystem to some of our consumers and consequently overall negatively affect consumer engagement with our services. Furthermore, if any of our merchants engaged in the betting industry are blacklisted, our subsidiaries, which process the payments for betting merchants may be found to be in violation of the relevant laws, whether due to misinterpretation of applicable requirements or for any other reason, and could become so blacklisted as well, which could substantially hinder our operations. We may also be subject to reputational risks associated with being involved in the betting business through offering our payments services to betting merchants. For example, in July 2016, we were served with notices from Roskomnadzor, the Russian state agency responsible, among other things, for overseeing the media and Internet, stating that we had breached Russian laws on public distribution of information about gambling, since our website contained links to services offered by certain betting operators which were allegedly not in compliance with the Russian betting legislation. We have complied with the prescriptions contained in the notices. However, there can be no assurance that further violations will not occur in the future as we service a wide variety of merchants and depend on their compliance with relevant laws in this regard. If we are found to be in breach, Roskomnadzor or other agencies could take further action against us, including by blocking our website or imposing fines or other sanctions. Furthermore, we could face similar difficulties in other jurisdiction since online betting is an area of intense focus by regulators in many of the countries in which we operate.

Certain sanctions relating to the ongoing hostility between Russian and Ukraine, and Russian countersanctions instituted in response, directly target payment services providers such as ourselves. In November 2016, the National Bank of Ukraine banned several Russian payment services providers from the Ukrainian market. In response, in April 2017 a law was enacted in Russia prohibiting certain types of money remittance from Russia to countries that have introduced sanctions against Russian payment systems (which, to our knowledge, so far only include Ukraine). Any determination by a relevant regulator that we have not complied with the spirit or text of any such sanctions or regulations, or even any statements to that effect, may have a material adverse effect on our business, financial condition and results of operations, as well as the price of our ADSs. While Ukraine remains the only country so far to introduce sanctions of this type, here can be no assurance that additional sanctions affecting the payments business will not be imposed by other countries in which we operate.

Tax legislation regarding electronic payments and other online services keeps evolving as well. In July 2016, a bill was signed into law in Russia making online services subject to VAT at the location of the customer, which would require any foreign companies selling certain online services in Russia to register as taxpayers in Russia and pay VAT on Russian sales. See “VAT on digital services in Russia” for more details. The new law also requires companies providing settlement services on behalf of the foreign merchants to act as tax agents and withdraw and remit to the tax authorities the applicable VAT. If we are found to have any obligations under this law or not be in compliance with such obligations or if the authorities choose to enforce specific interpretations of the applicable legislation that differ from ours, we could face significant adverse tax consequences. We could also experience a reduction in volumes from our foreign merchants as they cease or downsize their sales to Russia in the light of the new regulation.

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

Potential future acquisitions, partnerships and joint ventures may pose significant risks to our existing operations if we acquire businesses that prove not to be a good fit for our organization, fail to perform the necessary due diligence on the relevant targets, overestimate their anticipated contribution to our business, overvalue them or fail to successfully integrate them. These projects would place additional demands on our managerial, operational, financial and other resources, create operational complexity requiring additional personnel and other resources as well as enhanced control procedures. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. Moreover, even if we were successful in integrating newly acquired assets, expected synergies or cost savings may not materialize, resulting in lower than expected benefits to us from such transactions. We may spend time and money on projects that fail to perform in line with our expectations or require financing in excess of what we were budgeting at the time of the acquisition. Additionally, when making acquisitions it may not be possible for us to conduct a detailed investigation of the nature of the assets being acquired due to, for instance, time constraints in making the decision and other factors. We may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. In addition, in connection with any acquisitions, we must comply with various antitrust requirements. It is possible that perceived or actual violations of these requirements could give rise to regulatory enforcement action or result in us not receiving all necessary approvals in order to complete a desired acquisition. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We may also face counterparty and credit risks in connection with acquisitions, partnerships and joint ventures in the event our counterparties fail to perform their obligations.

Some of these risks have materialized or may materialize in connection with our August 2017 acquisition of Tochka and Rocketbank assets from Otkritie Bank, a major shareholder of our company. The acquisition of Tochka and Rocketbank assets was a complex deal involving a series of transactions to acquire the brands, software and hardware of both businesses, as well as a number of operational agreements with Otkritie Bank. As of the date of this annual report, certain aspects of these transactions have not been finalized. Consequently, the Rocketbank project has not been launched yet and the Tochka project, although launched, is subject to further negotiations with Otkritie. All of the above has resulted in us not being able to realize the full anticipated benefit of these acquisitions so far.

All of the above risks could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We have grown rapidly in recent years and need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown and developed rapidly in recent years and we are continuing to realign our compliance function with the size of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to implement enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. Given that we store and/or transmit sensitive data of our customers, we have ultimate liability to our customers for our failure to protect this data. As discussed in more detail below, we have experienced breaches of our cybersecurity in the past, and future breaches resulting in unauthorized disclosure of data are possible (see also “Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.”). In addition, the Russian anti-money laundering laws to which we are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities. Following our acquisition of Rapida LTD in 2015, we have had to devote additional resources to enhance the compliance function within Rapida LTD, which, at the time of our acquisition, was deficient in several areas. As of the date of this annual report we continue to develop and integrate certain control procedures with respect to our new projects SOVEST and Tochka in order to maintain a comprehensive system of controls and procedures across our business. There can be no assurance, however, that that the measures we undertake will be sufficient to prevent significant deficiencies in the compliance procedures and internal controls of our new projects. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

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

Our success requires significant public confidence in our ability to handle large and growing payment volumes and amounts of customer funds, as well as comply with applicable regulatory requirements. Any failure to manage consumer funds or to comply with applicable regulatory requirements could result in the imposition of fines, harm our reputation and significantly diminish use of our products. In addition, if we are not in compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws), we may be subject to criminal and civil penalties and other remedial measures, which could have an adverse impact on our business, financial condition, results of operations and prospects.

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs.

The financial services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects. These projects carry risks, such as delays in delivery, performance problems, lack of customer acceptance, failure to adequately assess the potential revenues and budget the expenses of a project and the amount of investment required by it, failure to anticipate potential pitfalls and issues, and misjudgment of a need for a particular product by the intended customer base, among other things. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers and merchants, and hurt our future prospects. For example, if alternative payment and credit mechanisms become widely available, substituting our current products and services, and we do not develop and offer similar to alternative payment and credit mechanisms successfully and on a timely basis, the business and its prospects could be adversely affected. At the same time, if a new product we roll out or acquire fails to perform as anticipated, this could similarly adversely affect our business, financial position and results of operations. Since we position ourselves as a provider of next generation payment and financial services, many of these new products are based on business models that are unproven and are essentially start-ups launched to test a hypothesis based on various assumptions regarding consumer behavior patterns and demands. These assumptions may ultimately prove wrong and we may not be able to convert these hypotheses into sustainable businesses. This is particularly applicable to SOVEST for which few equivalents exist in Russia or internationally and which at this stage are operating at a loss. We may be unable to recover the costs we have incurred in developing, rolling out, implementing and marketing new services. Our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients, are not able to compete effectively with our competitors’ or do not perform as anticipated. As we enter markets that are new for us with our new products and services offerings, we face additional operational, regulatory and other risks that we may not be able to adequately address due to our lack of experience with such markets and associated risks.

We have already incurred and expect to continue to incur significant costs in connection with the roll-out and operations of our new projects that we may not be able to offset by associated income at least for a certain period of time. SOVEST in particular is a cash-intensive project for us since we have to invest in the development and marketing of a project with a model that is novel to the market as well as use our own funds to provide funding to our customers to make purchases from the merchants with the use of SOVEST cards, and if it does not yield the expected results, it may result in a substantial sunk cost for us. See also “–Our business is exposed to counterparty and credit risks” and “–Our operations may be constrained if we cannot attract or service future debt financing.” The anticipated returns of Tochka and Rocketbank may also fail to be achieved due to the failure of Otkritie Bank to perform under its obligations to us assumed by it in connection with the sale of their assets; see “–We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”

We also actively develop other new products, services and technologies. In 2016, we launched a company specifically dedicated to research and development work in connection with our blockchain and cryptoprocessing initiatives. If our efforts in connection with any of such research and development initiatives do not pay off as expected, this will result in the loss of our investment both in terms of money and management time, which could adversely affect our profitability.

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

Mobile devices are increasingly used for e-commerce and money remittance transactions. A significant and growing portion of our customers access our payment services through mobile devices. We may lose customers if we are not able to continue to meet our customers’ mobile and multi-screen experience expectations. The variety of technical and other configurations across different mobile devices and platforms increases the challenges associated with this environment. In addition, a number of other companies with significant resources and a number of innovative startups have introduced products and services focusing on mobile markets. Our ability to successfully address the challenges posed by the rapidly evolving market for mobile transactions is crucial to our continued success, and any failure to continuously increase the volume of mobile transactions effected through our platform could have a material adverse effect on our business, financial condition and results of operations.

Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software and telecommunications networks, as well as the data centers that we lease from third parties. Our systems and operations, or those of our third party providers, could be exposed to damage or interruption from, among other things, fire, flood, natural disaster, power loss, telecommunications failure, vendor failure, unauthorized entry, improper operation and computer viruses. In addition, because both of our data centers used for processing payments are located in the city of Moscow, a catastrophic event affecting the city of Moscow may result in the loss of both data centers. Substantial property and equipment loss, and disruption in operations as well as any defects in our systems or those of third parties or other difficulties could expose us to liability and materially adversely impact our business, financial condition and results of operations in all of our operating segments. In addition, any outage or disruptive efforts could adversely impact our reputation, brand and future prospects.

Unauthorized disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation.

We store and/or transmit sensitive data, such as credit or debit card numbers, mobile phone numbers and other identification data, and we have ultimate liability to our customers for our failure to protect this data. We have experienced breaches of our security by hackers in the past, and breaches could occur in the future. In such circumstances, our encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. For example, in January 2014 we discovered certain unauthorized activity in a number of wallet accounts. Although we do not believe that any confidential customer account data was compromised as a result of the activity, we incurred a loss of RUB 88 million. Rapida LTD (prior to its merger with and into QIWI Bank) also experienced several security breaches prior to our acquisition of the company. Any future breach of our system, including through employee fraud, may subject us to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using electronic payments as well as kiosks and terminals generally and our services specifically, increase our operating expenses in order to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect our business, financial condition and results of operations.

If we fail to comply with the applicable requirements of our agreements with major payment systems, they could seek to fine us, suspend us or terminate our registrations.

Under our agreements with major payment systems, including Visa and MasterCard, both existing and any such agreements we might enter into in the future, we are and will be required to comply with the terms of the relevant agreement and the generally applicable terms and conditions of the respective payment system. If we do not comply with the terms of the agreements or the rules, the relevant payment system could seek to fine us, suspend us or terminate the registrations that allow us to process transactions on its network. If we are in breach of the agreements or the relevant payment system otherwise terminates its agreements with us or terminates or suspends our participation, we may be unable to issue cards under its brand or process transactions made with the use of such cards, which could have a material adverse effect on our business. Any of these factors could have a material adverse effect on our reputation, as well as on our business, financial condition and results of operations.

Qiwi Bank and other Russian banks and credit organizations operate in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations.

Qiwi Bank is central to the operation of all of our segments as it provides issuing, acquiring and deposit settlement functions within our group, serves as the issuing bank for our payment-by-installment SOVEST cards and is the banking institution behind Tochka’s banking services offering. In June 2015 we acquired Rapida LTD, a non-banking credit organization, from Otkritie Investment Cyprus Limited, or Otkritie. Rapida LTD was merged into Qiwi Bank in 2017.

All banks and non-banking credit organizations operating in Russia are subject to extensive regulation and supervision. Requirements imposed by regulators, including capital adequacy, liquidity reserves, prudential ratios, loss provisions and other regulatory requirements are designed to ensure the integrity of the financial markets and to protect consumers and other third parties with whom a bank deals. These regulations may limit our activities, and may increase our costs of doing business, or require us to seek additional capital in order to comply with applicable capital adequacy or liquidity requirements. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted. Russian banks also have extensive reporting obligations, including, without limitation, disclosure of financial statements, various operational indicators, and affiliates and persons who exercise (direct or indirect) influence over the decisions taken by the management bodies of the bank. The CBR may at any time conduct full or selective audits of any bank’s filings and may inspect all of its books and records.

Both Qiwi Bank and Rapida LTD have been the subject of CBR investigations in the past that have uncovered various violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements in connection with electronic money transfers and the topping up of electronic accounts and other issues which we believe we have generally rectified. We were recently notified that in 2018 Qiwi Bank will be subject to a CBR inspection as part of the ongoing supervisory process. There can be no assurance that any currently planned or future inspection will not result in discovery of any significant or minor violations of various banking regulations, and what sanctions the CBR would choose to employ against us if this were to happen. For example, recently we were notified that throughout 2017 we have exceeded thresholds turnover amounts with respect to certain types of transactions. The measures that the CBR has so far imposed on us in response have not had a significant impact on our operations, and we believe that we have remedied the violation and taken appropriate measures to ensure that we will not be in breach of such requirements going forward. However, this measures have not been lifted yet and there can be no assurance that this measures will be lifted soon or additional sanctions will not be imposed on us as a result of such findings. Any such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Moreover, the scrutiny can be expected to increase following our launch of the SOVEST project as it has extended the scope of traditional commercial and retail bank services that Qiwi Bank is providing, albeit with a focus on specific high-tech projects. Additionally, our new projects require significant funding and therefore put certain pressure on the ability of Qiwi Bank to comply with applicable capital requirements and other prudential ratios. Any breach of applicable regulations could expose us to potential liability, including fines, prohibition to carry out certain transactions for a period of up to 6 months (or more in the event of repeat violations), the introduction of temporary administration by the CBR and in certain instances the revocation of our banking license. Revocation of Qiwi Bank’s banking license would significantly hinder our ability to process payments, and would result in a decrease of our profitability, damage our reputation and could cause other regulators to increase their scrutiny of our activities. If Qiwi Bank’s banking license is revoked, we would effectively be unable to provide most of our services. For these reasons, any material breach of laws and regulations by Qiwi Bank or the revocation of its banking licenses could have a material adverse effect on our business, financial condition and results of operations.

Recent developments in the Russian banking sector (see “–The banking system in Russia remains underdeveloped”) have put increasing regulatory pressure on Qiwi Bank, and have also impacted, and we expect may continue to impact, our business in a number of other ways, including a decrease in consumer lending from most large and medium sized banks, resulting in less loan repayments through our network and therefore reduced fees as well as a decrease of Contact’s network of partner banks through which it operates and corresponding decline in the reach of its network and thus money remittance volumes. All of these factors could materially adversely affect our business, financial condition and results of operations.

Customer complaints, actual or perceived failures of our customer service function or negative publicity about our customer service could materially adversely affect the attractiveness of our services.

Customer complaints, actual or perceived failures of our customer service function or negative publicity about our customer service could diminish consumer confidence in, and the attractiveness of, our services. Breaches of our consumers’ privacy and our security systems could have the same effect. We sometimes take measures to combat risks of fraud and breaches of privacy and security, such as freezing consumer funds, which could damage relations with our consumers. These measures heighten the need for prompt and attentive customer service to resolve irregularities and disputes. In addition, we have previously received negative media coverage regarding customer disputes. Moreover, some of our products compete to a large extent on the basis of enhanced customer service and attention to customers, and are vulnerable to any customer complaints or actual or perceived decline in service levels. Any failure on our part to continue to provide customers with the level of service they have come to expect could harm our reputation significantly. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we fail to provide customer service at the level our clients expect from us or do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence, which could have a material adverse effect on our business, financial condition and results of operations.

Our agreements with our agents and our merchants do not include exclusivity clauses and may be terminated unilaterally at any time or at short notice.

We normally do not include exclusivity clauses in our agreements with agents or merchants apart from a small number of SOVEST partner merchants. Accordingly, our merchants and agents usually do not have any restrictions on dealings with other providers and can switch from our payment processing system to another or disconnect from our system without significant investment. Additionally, due to mandatory provisions of Russian civil law, our agreements with agents may be unilaterally terminated by the agents at any time, and our agreements with merchants may be unilaterally terminated by the merchants at a short prior notice. The termination of our contracts with existing agents or merchants or a significant decline in the amount of business we do with them as a result of our contracts not having exclusivity clauses could have a material adverse effect on our business, financial condition and results of operations.

Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.

Despite measures we have taken and continue to take, our services have been and may continue to be used for fraudulent, illegal or improper purposes. These include use of our payment services in connection with fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, illegal online gambling, software and other intellectual property piracy, money laundering, bank fraud, terrorist financing, trafficking, and prohibited sales of restricted products.

Criminals are using increasingly sophisticated methods to engage in illegal activities. It is possible that fraudulent, illegal or improper use of our services could increase in the future. Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks. We are not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. An increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in the use of our products and services. In addition, changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities and additional payments-related proposals are under active consideration by government authorities. Moreover, the perceived risk of the use of e-payments to finance fraudulent, illegal or improper activities is causing the regulators to impose restrictions on the payment systems’ operations that negatively affect regular compliant transactions as well.

Any resulting claims could damage our reputation and any resulting liabilities (including the revocation of applicable banking licenses or significant fines), the loss of transaction volume or increased costs could have a material adverse effect on our business, financial condition and results of operations.

Our business is exposed to counterparty and credit risks.

In our Payment Services segment, we seek to sell services on a prepayment basis or to ensure that our counterparties have low credit risk profiles, such as large merchants and agents. Nevertheless, we are exposed to the risk of non-payment or other default under our contracts with our agents and merchants. If we provide trade credit or loans to an agent and we are unable to collect loans or proceeds paid to the agent by its consumers due to the agent’s insolvency, fraud or otherwise, we must nonetheless complete the payment to the merchant on behalf of the consumer. As a result, our losses would not be limited to a loss of revenue in the form of fees due to us from the agent, but could amount to the entire amount of consumer payments accepted by such agent for a certain period of time.

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2017, we had credit exposure to our agents of RUB 4,240 million and to our merchants of RUB 4,226 million. Our receivables from merchants are generally unsecured and non-interest bearing, our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk.

In our Consumer Financial Services segment, which is represented by our SOVEST installment card project, we are subject to risks related to the credit quality of loans to the customers who have outstanding credit on their SOVEST cards, in addition to the risks of credit exposure to the merchants who may owe us commission payments for short periods. As of December 31, 2017, we had credit exposure to the clients of the SOVEST project of RUB 1,690 million. Changes in the creditworthiness of our customers, or in their behavior, or arising from macroeconomic risks in the Russian or global financial systems, could result in losses for us and in us having to make provisions for impairment of related receivables. In recent years, Russia has experienced an increase in non-performing retail loans, and many of the banks that have been particularly active in this sector have faced difficulties. See also “–We are subject to the economic risk and business cycles of our merchants and agents and the overall level of consumer spending” and “–The banking system in Russia remains underdeveloped.” While we have credit policies in place to manage this risk, the models, techniques and checks used by us to evaluate the creditworthiness of applicants for the SOVEST cards may not always present a complete and accurate picture of each consumer’s financial condition or be able to accurately evaluate the impact of various changes, including changes in the Russian macroeconomic situation, which could significantly and quickly alter a consumer’s financial condition. We have little experience addressing such risks as we have not been active in the consumer lending market before the launch of the SOVEST project. We plan to manage such risk by utilizing different predictive models based on consumer transaction behavior and restricting the card limits available to such individuals; however, due to our lack of relevant experience, our projections may prove incorrect. Additionally, we cannot always accurately ascertain what the current indebtedness of any particular current or potential customer may be as the credit bureau databases in Russia are still in a developmental stage. Additionally, we have no way of preventing our customers from taking additional loans from other financial institutions or otherwise taking steps that heighten the risk that a customer may default on their SOVEST installment payments. As a result, we may not always be able to correctly evaluate the current financial condition of each prospective customer and accurately determine the ability of our customers to pay us back the funds they have used. In addition, we do not plan to take any security for payments outstanding under the SOVEST cards. In the event of defaults by a significant number of our consumers, we may be unable to recover all or a significant proportion of the balance of such outstanding amounts.

Further, as of December 31, 2017, we had credit exposure to Otkritie Bank in connection with the purchase of Tochka and Rocketbank assets and operations of Tochka project of RUB 982 million.

If we experience material defaults by our consumers, agents and/or merchants, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates.

We are exposed to currency risks. Our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies (see “—Quantitative and Qualitative Disclosures About Market Risk – Foreign Exchange Risk”). Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the ruble and such other currencies. Changes in currency exchange rates also affect the carrying value of assets on our consolidated statement of financial position, which, depending on the statement of financial position classification of the relevant asset, can result in losses on our consolidated statement of financial position. In addition, because our earnings are primarily denominated in Russian rubles whereas our ADSs are quoted in U.S. dollar, currency exchange rate fluctuations between the Russian ruble and the U.S. dollar significantly affect the price of our ADSs.

Over the past ten years, the Russian ruble has fluctuated dramatically against the U.S. dollar and the euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflow from Russia, the Russian ruble has significantly depreciated against the U.S. dollar and euro since the beginning of 2014. See “–Economic instability in Russia could have an adverse effect on our business.” According to the CBR, from December 31, 2014 to December 31, 2015 and from December 31, 2013 to December 31, 2014, the ruble has depreciated by 30% and 72% against the U.S. dollar, respectively, and by 17% and 52% against the euro, respectively. From December 31, 2015 to December 31, 2016, the ruble appreciated somewhat against these currencies and remained relatively stable throughout 2017, but no assurance can be given that significant fluctuations will not occur in the future. Further fluctuations of the ruble could have a material adverse effect on our business, financial condition, results of operations and the price of our ADSs.

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

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, others, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Further, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, such as Russia and CIS countries, our intellectual property rights may not be as protected as they may be in more developed markets such as the United States. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Additionally, we do not hold any patents for our business model or our business processes, in part because our ability to obtain them in Russia is subject to legislative constraints, and we do not currently intend to obtain any such patents in Russia or elsewhere.

We may also be subject to costly litigation in the event our services or technology are claimed to infringe, misappropriate or otherwise violate a third party’s intellectual property or proprietary rights. Such claims could include patent infringement, copyright infringement, trademark infringement, trade secret misappropriation or breach of licenses. In addition, while we seek to obtain copyright registration certificates for the critical software we develop, our rights to software obtained as works for hire might be potentially challenged by the employees and former employees or developers of such software. We may not be able to successfully defend against such claims, which may result in a limitation on our ability to use the intellectual property subject to these claims and also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. In such circumstances, if we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, non-practicing entities had and may continue in the future to acquire patents, make claims of patent infringement and attempt to extract settlements from companies in our industry. Even if we believe that such claims are without merit and successfully defend these claims, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees.

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

We may incur debt financing to finance the development of the SOVEST installment card project and other new projects including Tochka project, and our operations and growth may be constrained if we cannot do so on favorable terms or at all. Our debt capacity depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which are outside of our control. If our cash flow from operating activities is insufficient to service our debt, we could be forced to take certain actions, including delaying or reducing capital or other expenditures or other actions, to restructure or refinance our debt; selling or mortgaging our assets or operations; or raising additional equity capital, which we might not be able to do on favorable terms, in a timely manner or at all. Furthermore, such actions might not be sufficient to allow us to service our debt obligations in full and, in any event, could have a material adverse effect on our business, financial condition, and results of operations. Moreover, our inability to service our debt through internally generated cash flow or other sources of liquidity could put us in default of our obligations to creditors, which could trigger various default provisions under our financings and thus have a material adverse effect on the business, financial condition, and results of operations.

We have recently been experiencing, and may continue to experience, increasing challenges with conducting transactions denominated in U.S. dollars.

We contract with some of our international merchants in U.S. dollars. Recently we started to encounter difficulties in conducting such transactions, even with respect to our largest and most well-known international merchants, due to the refusal of an increasing number of our U.S. relationship banks and the correspondent U.S. banks of our non-U.S. relationship banks to service U.S. dollar payments. A direct or correspondent relationship with a U.S. bank is necessary in order for any non-U.S. company to transact in U.S. dollars. Reasons we have been given to explain these changes in approach by our banks mainly referred to changes in internal know-your-customer procedures, limits on certain types of merchants and certain jurisdictions, and other internal policies, which we believe might be a result of the increasing negative sentiment towards Russia on part of U.S. banks, among other factors (see—The situation in Ukraine and the U.S., EU and other sanctions that have been imposed in connection therewith could adversely impact our operations and financial condition), even with respect to transactions and relationships that do not present any potential violation of any applicable sanctions. Even though we still maintain a number of U.S. dollar accounts with various financial institutions, at the same time we are already conducting a portion of U.S. dollar transactions with our international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process our transactions for similar reasons or otherwise, thereby further increasing the currency conversion costs that we have to bear or that our international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If we are not able to conduct transactions in U.S. dollars, we may bear significant currency conversion costs or lose some of our merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and our business, financial condition and results of operations may be materially adversely affected.

Risks Relating to Corporate Governance Matters and Organizational Structure

The substantial share ownership position of our chief executive officer Sergey Solonin may limit your ability to influence corporate matters.

Our chief executive officer Sergey Solonin owns 78.9 % of our class A shares, representing approximately 59.4% of the voting power of our issued share capital. As a result of this concentration of share ownership, Mr. Solonin has sole discretion over any matters submitted to our shareholders for approval that require a simple majority vote and has significant voting power on all matters submitted to our shareholders for approval that require a qualified majority vote, including the power to veto them. Our articles of association require the approval of no less than 75% of present and voting shareholders for matters such as amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group. Matters requiring a simple majority shareholder vote include, among other matters, increasing our authorized capital, removing a director, approving the annual audited accounts and appointing auditors.

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

The substantial share ownership position of Otkritie could be adverse to the interests of our minority shareholders.

Otkritie Bank owns 45.9% of our class B shares, representing approximately 11.3 % of the voting power of our issued share capital. Were Mr. Solonin to sell down his stake in such a manner that his shares would convert into class B shares pursuant to our Articles of Association, voting power of Otkritie Bank would increase accordingly. Moreover, since late 2017, Otkritie Bank has been owned by the CBR as a result of its financial rehabilitation. The liquidity of our ADSs has already significantly declined and could potentially further decline due to one large holder accumulating a significant portion of the shares that formerly constituted free float. The interests of Otkritie Bank, particularly as a state-owned institution, may not always coincide with the interests of our other shareholders. In particular, if Otkritie Bank or its controlling shareholder were to decide they are not interested in continuing to hold this stake, whether due to the fact that it represents a non-core business for Otkritie Bank or otherwise, a sale of a stake of the size could put significant downward pressure on the price of our ADSs. We also believe that due to the recent deterioration of relationships between Russia and the U.S. the fact that the CBR owns, albeit indirectly, a significant stake in our company may be perceived as a negative by certain investors. This concentration of ownership may also adversely affect the price of our ADSs.

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

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under some of the U.S. state laws. For example, by law existing holders of shares in a Cypriot public company are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied). In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

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

Additionally, under Russian law, the depositary may be treated as the owner of the class B shares underlying the ADSs, and therefore, could be deemed a beneficial shareholder of Qiwi Bank. This is different from the way other jurisdictions treat ADSs. As a result, the depositary may be subject to the approval requirements of the CBR, FAS and the government commission described above in the event an amount of our shares representing over 50% of our voting power is deposited in the ADS program. Accordingly, our ADS program may be subject to an effective limit of 50% of our voting power, unless the depositary obtains FAS, CBR and potentially additional government commission approvals to increase its ownership in excess of 50% of our voting power. This could limit our ability to raise capital in the future and the ability of our existing shareholders to sell their ADSs in the public markets, which in turn may impact the liquidity of share capital.

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

As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted in certain cases to, and do, follow Cyprus corporate governance practices instead of the corresponding requirements of Nasdaq. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission any significant requirement that it does not follow and describe the home country practice followed instead of any such requirement. We follow Cyprus corporate governance practices with regard to the composition of our board of directors which, unlike the applicable Nasdaq rule for U.S. corporations, do not require that a majority of our directors be independent. Currently only three out of our seven directors are independent. We also do not have a compensation committee or a nominating committee comprised entirely of independent directors, and our independent directors do not meet in regular executive sessions. In addition, our board of directors has not made any determination whether it will comply with certain Nasdaq rules concerning shareholder approval prior to our taking certain company actions, including the issuance of 20% or more of our then-outstanding share capital or voting power in connection with an acquisition, and our board of directors, in such circumstances, may instead determine to follow Cypriot law. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules.

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

Risks Relating to the Russian Federation and Other Markets in Which We Operate

Emerging markets such as Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets such as Russia should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, and investors are urged to consult with their own legal and financial advisors before making an investment in our ADSs.

The situation in Ukraine and the U.S., EU and other sanctions that have been imposed in connection therewith could adversely impact our operations and financial condition.

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

Certain sanctions, thus far only imposed by Ukraine, and Russian countersanctions instituted in response to such sanctions, directly target payment services providers such as ourselves (see “–We are subject to extensive government regulation”). There can be no assurance that additional sanctions affecting the payments business will not be imposed by Russia or other countries in which we operate. While other current sanctions do not target us or the payments industry more generally, these sanctions have had and may continue to have the effect of damaging the Russian economy by, among other things, accelerating capital flight from Russia, weakening of the Russian ruble, exacerbating the negative investor sentiment towards Russia and making it harder for Russian companies to access international financial markets for debt and equity financing. In addition, a number of Western businesses have curtailed or suspended activities in Russia or dealings with Russian counterparts for reputational reasons even though currently neither such activities nor dealings with their relevant Russian counterparts were proscribed by the sanctions. An expansion of the existing or introduction of new sanctions, including those mentioned above, or sanctions specifically targeting us or our management or shareholders, or our sector generally, could result in our international customers, suppliers, shareholders and other business partners revising their relationship with us for compliance, political, reputational or other reasons, which could affect our business.

Some of our agents, merchants or Tochka’s SME clients, although mostly not incorporated in Crimea, may have operations there. Further, before the introduction of the corresponding sanctions we have had direct contacts with several Crimea banks that are registered as financial legal entities in Crimea, and currently such banks may continue to operate as our agents or merchants. On December 19, 2014, U.S. President Obama signed a new executive order imposing comprehensive sanctions on the Crimea region. The EU has similarly introduced a broad set of sanctions through the Council Regulation (EU) 692/2014 as amended by Regulation (EU) 1351/2014. To date, we do not believe that any of the current sanctions as in force limit our ability to work with entities that may have operations in Crimea or operate in Crimea. Nevertheless, if we are deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries our business and results of operations may be materially adversely affected.

In the ordinary course of our business, we may accept payments from consumers to or otherwise indirectly interact with certain entities that are the targets of U.S. sanctions. We operate primarily within the Russian financial system and, accordingly, many of our customers have accounts at banks in Russia. The U.S., EU and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks, including VTB Bank and Gazprombank. Some of our subsidiaries hold bank accounts at the aforementioned banks as well as have overdrafts and bank guarantees in VTB Bank. A number of Russian banks, including Bank Rossiya, SMP Bank, Investcapitalbank and Sobinbank have been designated by OFAC and are subject to U.S. economic sanctions. In addition, Tempbank was designated due to its dealings with the Syrian government. U.S. sanctions may be extended to any person that U.S. authorities determine has materially assisted, or provided financial, material, or technological support for, or goods or services to or in support of, any sanctioned individuals or entities. For example, we may be associated with U.S.-designated banks due to us accepting payments for them from consumers in the ordinary course of our business, even though we may not have any direct contract relationships with them. There can be no assurance that the U.S. Government would not view such activities as meeting the criteria for U.S. economic sanctions.

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

In August 2017, the United States passed a Countering America’s Adversaries Through Sanctions Act (“CAATSA”), which significantly tightened ‘sectoral sanctions’ discussed above and introduced a host of new sanctions, including ‘secondary sanctions’ targeting non-U.S. persons if the U.S. President determines that any such person knowingly and materially violates, attempts to violate, conspires to violate or causes a violation of a restriction introduced under any relevant U.S. Russian sanctions legislation or facilitates a significant transaction or transactions for or on behalf of any person subject to U.S. Russian sanctions or his or her relatives. This legislation further restricts access of the sanctioned Russian banks and energy companies to debt financing on international capital markets, and expands the application of sanctions in relation to the Russian energy sector. Furthermore, this legislation puts significant limitations on the U.S. President’s authority to ease sanctions and issue licensing actions with respect to Russia.

In October 2017, the U.S. Department of State issued public guidance on implementation of CAATSA and the list of Russian defense and intelligence companies and institutions, ‘significant transactions’ with which may result in the imposition of sanctions on persons that engage in such transactions with these companies and institutions. The new legislation also widens the differences between the U.S. and EU sanctions against Russia. The EU recently extended its own sectoral sanctions until 31 July 2018 but has not adopted new, broader sanctions like those in the said U.S. legislation. Instead, some EU leaders have discussed possible ‘blocking’ or retaliatory measures in response to those U.S. secondary sanctions that may adversely affect European companies.

CAATSA also requires the U.S. Department of Treasury to issue reports on Russian senior political figures and oligarchs, Russian parastatal entities and illicit financing in Russia, presumably to determine whether other parties should be sanctioned. The first report was issued on 29 January 2018 and lists 114 senior Russian political figures and 96 wealthy Russian businessmen (“Report”). The Report states, and the OFAC further clarified, that it is not a sanctions list, and the inclusion of individuals or entities in it, its appendices, or its annex does not and in no way should be interpreted to impose sanctions on those individuals or entities, and moreover, the inclusion of individuals or entities in the Report, its appendices, or its classified annexes does not, in and of itself, imply, give rise to, or create any other restrictions, prohibitions, or limitations on dealings with such persons by U.S. or non-U.S. persons. The inclusion on the unclassified list does not indicate that the U.S. Government has information about the individuals’ involvement in malign activities. Any new sanctions imposed on the basis of the Report, may have a material adverse effect on the Russian economy and lead to retaliatory sanctions from Russia.

To date, no individual or entity within our group has been designated by either the United States or the EU as a specific target of their respective Ukraine related sanctions. No assurance can be given, however, that any such individual or entity will not be so designated in the future, or that broader sanctions against Russia that affect our company, will not be imposed. In addition, no assurance can be given that any of our transactions with third parties that are subject to the sanctions will not constitute ‘significant transactions’ for purposes of CAATSA. Non-compliance with the U.S., EU and other sanctions programs applicable to us could expose us to significant fines and penalties and to enforcement measures, or result in the loss of clients, any which in turn could adversely impact our business, financial conditions, results of operations and prospects.

The crisis in Ukraine is ongoing and could escalate. Were full-fledged hostilities to break out between Ukraine and Russia, they would likely cause significant economic disruption and further calls from the Western countries for a comprehensive sanction regime that would seek to further isolate Russia from the world economy. Even the current level of ongoing civil insurrection in eastern Ukraine, if no resolution is forthcoming, may well lead to further strengthening and broadening of Ukraine-related sanctions. For example, there have been proposals to cut off Russia from the international SWIFT payment system, which would disrupt ordinary financial services in Russia and any cross-border trade. The potential further repercussions surrounding the situation in Crimea and Eastern Ukraine are unknown and no assurance can be given regarding the future of relations between Russia and other countries. Overall, the situation in Ukraine and Crimea remains uncertain and we cannot predict how the Ukrainian crisis will unfold or the impact it will have on our business or results of operations. Additionally, relations between the US and Russia have recently become strained over a variety of other issues, which could result in further sanctions against Russia or specific individuals, entities or economy sectors. See “– Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions”. Any or all of the above factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

Over the last 15 years, the Russian political system and the relationship between the President, the Russian Government and the Russian Parliament were generally stable. There have been, however, public protests in Moscow and other urban areas following elections for the State Duma in December 2011 alleging that the elections were subject to substantial electoral fraud. The Prime Minister at that time, Mr. Vladimir Putin has rejected calls by opposition leaders that the elections for the State Duma be annulled and re-run, but has instituted limited political reforms. Similar protests took place following the presidential elections in March 2012, which resulted in re-election of Mr. Vladimir Putin and may be expected to occur in connection with the March 2018 presidential election.

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

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have been strained over a variety of issues. On March 21, 2014, President Putin signed legislation to recognize Crimea’s accession to, and status as part of, Russia. Since then, there has been continuing tensions between Russia and Ukraine, which were aggravated by the military conflict in Eastern Ukraine. Another recent point of tension between Russia and Western governments has been the Russian role in the Syrian crisis and its military support for the government of Syria. The events in Ukraine, Crimea and Syria have prompted condemnation by members of the international community and have been strongly opposed by the EU and the United States, with a resulting material negative impact on the relationships between the EU, the United States and Russia. See “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. Additionally, starting from December 2016 the U.S.-Russia relationships became further strained over the alleged involvement of the Russian government in the cyber-attacks aimed at disrupting the election process in the U.S. and the new sanctions imposed by the U.S. in response. Our company has inadvertently become associated with these events when in November 2017 reports emerged that our payment services were used to pay for the Facebook ads that were allegedly placed with the goal of illegally influencing the 2016 U.S. presidential election. Even though such payments were not classified as doubtful and we were not in a position to identify them as being made for any improper purpose if they were being so made, a mere association with these events could harm the reputation of our company. In March 2018, the U.K. expelled Russian diplomats over alleged involvement of Russian intelligence service in a murder of a Russian citizen on U.K. soil, and several other EU nations have announced plans to follow suit. The emergence of new or escalated tensions between Russia and other countries and resulting sanctions could negatively affect the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

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

As Russia produces and exports large quantities of crude oil, natural gas, petroleum products and other commodities, the Russian economy is particularly vulnerable to fluctuations in oil and gas prices as well as other commodities prices, which historically have been subject to significant volatility over time, as illustrated by the recent decline in crude oil prices. Russian banks, and the Russian economy generally, were adversely affected by the global financial crisis. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016-2017 some of those economic trends reversed or moderated, with oil prices increasing somewhat, inflation rates declining significantly and gross domestic product returning to modest growth. There can be no assurance that any measures adopted by the Russian government to mitigate the effect of any financial and economic crisis will result in a sustainable recovery of the Russian economy. Current macroeconomic challenges, low or negative economic growth in the United States, China, Japan and/or Europe and market volatility may provoke or prolong any economic crisis.

As an emerging economy, Russia remains particularly vulnerable to further external shocks. Events occurring in one geographic or financial market sometimes result in an entire region or class of investments being disfavored by international investors—so-called “contagion effects”. Russia has been adversely affected by contagion effects in the past, and it is possible that it will be similarly affected in the future by negative economic or financial developments in other countries. Economic volatility, or a future economic crisis, may undermine the confidence of investors in the Russian markets and the ability of Russian businesses to raise capital in international markets, which in turn could have a material adverse effect on the Russian economy and the Group’s results of operations, financial condition and prospects. In addition, any further declines in oil and gas prices or other commodities pricing could disrupt the Russian economy and materially adversely affect our business, financial condition, results of operations and prospects.

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

There are currently a limited number of creditworthy Russian banks (most of which are headquartered in Moscow). Although the CBR has the mandate and authority to suspend banking licenses of insolvent banks, some insolvent banks still operate. Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. Banking supervision is also often inadequate, as a result of which many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks. Prior to the onset of the 2008 global economic crisis, there had been a rapid increase in lending by Russian banks, which many believe had been accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market was leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which further deteriorated the risk profile of the assets of Russian banks. The global financial crisis of 2007-2008 has led to the collapse or bailout of some Russian banks and to significant liquidity constraints for others. Profitability levels of most Russian banks have been adversely affected. Indeed, the global crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Russian banks and other financial institutions.

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Ugra, Master-Bank, Investbank, ProBusinessBank, Svyaznoy Bank, Vneshprombank, Tatfondbank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition, in the course of 2017 three of Russia’s largest private banks, Otkritie Bank, Binbank and Promsvyazbank, were all bailed out and taken over by the CBR through the newly established Banking Industry Consolidation Fund, since all of them were allegedly unable to perform their obligations as they fell due for various reasons. The private banking sector in Russia, always relatively minor compared to state players like Sberbank and VTB to begin with, has contracted severely as a result. This can be expected to result in reduced competition in the banking sector (while at the same time putting alternative payment solution providers such as ourselves in the position of having to predominantly compete with the government itself), increased inflation and a general deterioration of the quality of the Russian banking industry. It could be expected that the difficulties currently faced by the Russian economy could result in further collapses of Russian banks. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Current economic circumstances in Russia are putting stress on the Russian banking system. Combined with heightened interest rates – with the key interest rate of the CBR currently at 7.25% per annum (but rising as high as 17% over the course of 2014-2015) – these circumstances decrease the affordability of consumer credit, putting further pressure on overall consumer purchasing power. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble.

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

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to Rosstat, inflation in the Russian Federation was 6.5% in 2013, 11.4% in 2014,12.9% in 2015, 5.4% in 2016 and 2.5% in 2017. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

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

In addition to Russia, our operations in Kazakhstan are significant. In many respects, the risks we face in operating business in Kazakhstan are similar to those in Russia as set out above in “—Risks Relating to the Russian Federation and Other Markets in Which We Operate”. As is typical of an emerging market, Kazakhstan does not possess a well-developed business, legal and regulatory infrastructure and has been subject to substantial political, economic and social change. Our business in Kazakhstan is subject to Kazakhstan specific laws and regulations including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. In addition, we are exposed to foreign currency fluctuations, between the Russian ruble and the Kazakh tenge, which could affect our financial position and our profitability. Our failure to manage the risks associated with doing business in Kazakhstan could have a material adverse effect upon our results of operations.

Risks Relating to Taxation

Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia.

We are subject to a broad range of taxes and other compulsory payments imposed at federal, regional and local levels, including, but not limited to, profits tax, VAT, corporate property tax and social contributions. Tax laws, namely the Russian Tax Code, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is often unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continual changes to the interpretation of existing laws. Although the quality of Russian tax legislation has generally improved with the introduction of the first and second parts of the Russian Tax Code, the possibility exists that Russia may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations. A large number of changes have been made to various chapters of the Russian Tax Code since their introduction. Since Russian federal, regional and local tax laws and regulations are subject to changes and some of the sections of the Russian Tax Code relating to the aforementioned taxes are comparatively new, interpretation of these regulations is often unclear or non-existent. Also, different interpretations of tax regulations exist both among and within government bodies at the federal, regional and local levels, which creates uncertainties and inconsistent enforcement. The current practice is that private clarifications to specific taxpayers’ queries with respect to particular situations issued by the Russian Ministry of Finance are not binding on the Russian tax authorities and there can be no assurance that the Russian tax authorities will not take positions contrary to those set out in such clarifications. During the past several years the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of the tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits. In practice, the Russian tax authorities generally interpret the tax laws in ways that do not favor taxpayers, who often have to resort to court proceedings against the Russian tax authorities to defend their position. In some instances, Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory. Moreover, reorganization of the court system in Russia (i.e. transfer of the powers of the Higher Arbitrazh Court of the Russian Federation to the High Court of Russian Federation in accordance with the Federal Law No. 2-FKZ “On the Russian High Court and the Russian Public Prosecution Office” dated February 5, 2014) may result in change in the court practice which may be unfavorable for taxpayers.

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

In addition, on November 27, 2017 the Federal Law No. 340-FZ introducing country-by-country reporting (“CbCR”) requirements was published. The mandatory filing of CbCR is, in general, in line with the Organization for Economic Co-operation and Development (“OECD”) recommendations within the Base Erosion and Profit Shifting (“BEPS”) initiative. The law has taken effect on the date of its official publication, and its provisions apply to financial years starting in 2017 (except for the provisions regarding the national documentation). These amendments would require multinational corporate enterprise groups with consolidated revenues of over certain threshold to submit annual CbCR, as well as certain other reporting forms detailing multinational corporate enterprises groups operations (locally and globally, respectively), as well as transfer pricing methodologies applied to intra-group transactions. Thus, if we reach the reporting threshold in Russia (over RUB 50 billion), or alternatively in any other jurisdiction of our presence (e.g. in Cyprus, where the Decree issued by the Cyprus Minister of Finance on December 30, 2016 introduced a mandatory CbCR for multinational enterprise groups generating consolidated annual turnover exceeding EUR 750 million) we may be liable to submit relevant CbCR. It is at the moment unclear how the above measures will be applied in practice by the Russian tax authorities and courts. We do not consider the Company to be subject to CbCR requirements. However, taking into consideration the possibility of further developments in Russia as well as international legislation, we may become subject to the above requirements. It is important to note that the above changes and amendments to the Russian Tax Code introduced by the law do not replace already existing transfer pricing documentation requirements.

Certain other changes were introduced to the Russian Tax Code over the recent years, namely: temporary limit on the amount of loss carried forward to be utilized to reduce taxable income (applicable for 2017-2020 inclusively); increase of late payment interest for overdue tax payments; changes to classification of controlled transactions under the transfer pricing rules (starting from 2017 any guarantees between Russian non-banking organizations, as well as interest-free loans between Russian related parties will not be treated as controlled transactions).

The possibility exists that the Government may introduce additional tax-raising measures. Although it is unclear how such measures would operate, the introduction of any such measures may affect the Group’s overall tax efficiency and may result in significant additional taxes becoming payable.

The Russian Federation has joined the OECD Multilateral Agreement for amending double tax treaties, and automatic information exchange with foreign tax authorities. This new initiative, together with the list of offshore jurisdictions that is published annually by the Federal Tax Service of Russia (and had previously included Cyprus), may lead to significant changes of tax treaties’ provisions and applicable practice and may potentially result in a risk of higher tax burden for our business.

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

In its decision No 138-0 dated July 25, 2001, the Constitutional Court of the Russian Federation, or the Constitutional Court, introduced the concept of “a taxpayer acting in a bad faith” without clearly stipulating the criteria for it. Although this concept is not defined in Russian tax law, it has been used by the tax authorities to deny, for instance, the taxpayer’s right to obtain tax deductions and benefits provided by the tax law. The tax authorities and courts often exercise significant discretion in interpreting this concept in a manner that is unfavorable to taxpayers.

On October 12, 2006, the Plenum of the Higher Arbitrazh Court of the Russian Federation, or the Higher Arbitrazh Court, issued Ruling No. 53, formulating another concept known as the concept of an “unjustified tax benefit”. This concept is defined in the ruling mainly by reference to specific examples of such tax benefits (e.g., tax benefits obtained as a result of a transaction that has no reasonable business purpose) which may lead to disallowance of their application. The tax authorities applied the “unjustified tax benefit” concept in a broad sense, not only combatting the abuse of the Russian tax law, but also disallowing benefits granted by double tax treaties. To date, in the cases where this concept has been applied, the courts have ruled in favor of taxpayers that managed to demonstrate business rationale of the operations challenged by the Russian tax authorities.

On July 19, 2017 a law introducing the concept of “unjustified tax benefit” into the Russian Tax Code was adopted. As opposed to the court-based version of the concept, currently there are two specific criteria that should be met simultaneously to entitle a taxpayer to reduce the tax base or the amount of tax: (i) the main purpose of the transaction (operation) is not a non-payment (incomplete payment) and (or) offset (refund) of the amount of tax; and (ii) the obligation under the transaction (operation) is executed by a person who is a party to a contract entered into with the taxpayer and / or a person to whom the obligation to execute a transaction (operation) was transferred under a contract or law.

The Russian Tax Code specifically indicates that signing of primary documents by an unidentified or unauthorized person, violation by the counterparty of tax legislation, the possibility to obtain the same result by a taxpayer by entering into other transactions not prohibited by law cannot be considered in itself as a basis for recognizing the reduction of the tax base or the amount of tax unlawful. However, application of these criteria is still under consideration of the tax authorities, therefore, no assurance can be given that positions of taxpayers will not be challenged by the Russian tax authorities.

The new version of the concept of “unjustified tax benefit” is applied starting from August 19, 2017, yet it may be applied to prior periods if it benefits taxpayers. However, as of the date of this annual report, no assurance can be given that later the Russian tax authorities would not rely on the court-based version of the concept or even both ones, which may result in a higher tax burden of taxpayers.

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

The existing transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. The burden of proving market prices, as well as keeping specific documentation, lies with the taxpayers. Major taxpayers are allowed to enter into advance pricing agreements to agree an appropriate transfer pricing methodology for certain period with the tax authorities; however, it is unclear how such agreements operate in practice as their content is not publically available. Special transfer pricing rules apply to transactions with securities and derivatives. It is currently difficult to evaluate what effect these provisions may have on us.

Tax authorities are entitled to perform tax audits of Russian taxpayers with the focus on compliance with existing transfer pricing legislation. It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and lack of established practice of application of the Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they may be material.

ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs.

In the event that the proceeds from a sale, exchange or disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees). In case of non-resident holders that are legal entities or organizations proceed from sale, exchange or disposal of ADSs would be regarded as Russian source proceeds subject to tax in Russia at the rate of 20% if more than 50% of our assets consist of immovable property in Russia. Relevant tax may be eliminated under any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that no more than 50% of our assets consist of immovable property situated in Russia (as defined in the treaty). Because the determination of whether more than 50% of our assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia will not, from time to time, constitute more than 50% of our assets. If more than 50% of our assets were to consist of immovable property situated in Russia, the benefits of the United States-Russia double tax treaty may not be available to an ADS holder (whether a legal entity or an individual). For more details, see “Russian Tax Considerations Relevant to the Purchase, Ownership and Disposal of the ADSs”.

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

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident of Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. For more details in relation to tax residency in Cyprus see “Item 10.E Taxation—Material Cypriot Tax Considerations—Tax residency of a company”. If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the tax treaties entered into between Cyprus and other countries. Under the Russian Tax Code, a foreign legal entity may be recognized as a Russian tax resident if such entity is in fact managed from Russia. For more details in relation to tax residency in Russia see “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”.

The double tax treaty in force between Cyprus and Russia provides that a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. The process of determining the effective management in this case will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors.

In addition, taking into account that the majority of our board of directors comprises tax residents or citizens of Russia, this may pose a risk that we, even if we are managed and controlled from Cyprus and, therefore, being a tax resident in Cyprus, may be deemed to have a permanent establishment in Russia or elsewhere. Such a permanent establishment could be subject to taxation of the jurisdiction of the permanent establishment on the profits allocable to the permanent establishment. If we are tax resident in a jurisdiction outside of Cyprus or are deemed to have a permanent establishment in Russia or elsewhere, our tax burden may increase significantly, which, in turn, may materially adversely affect our business, financial condition and results of operations.

We may be subject to Special Contribution for the Defence Fund in Cyprus.

According to the provisions of the Special Contribution for the Defence of the Republic Law N.117(I)/2002, as amended, Special Contribution for the Defence might be imposed on dividend income, “passive” interest income and rental income earned by companies tax resident in Cyprus (See “Item 10.E Taxation – Material Cypriot Tax Considerations – “Taxation of Dividend income”, and – “Deemed Dividends Distribution” and “Taxation of interest income”).

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

In September 2011, the Commissioner of the Inland Revenue Department of Cyprus issued Circular 2011/10, which exempted from the Special Contribution for the Defence any profits of a company that is tax resident in Cyprus imputed indirectly to shareholders that are themselves tax resident in Cyprus to the extent that these profits are indirectly apportioned to shareholders who are ultimately not Cyprus tax residents

Further to the above and in view of the provisions of Tax Technical Circular 2016/8, any profits of a Cyprus tax resident company imputed directly or indirectly to shareholders who are Cyprus tax residents but not domiciled in Cyprus should be exempt from Special Contribution for the Defence.

An individual is considered to be domiciled in Cyprus for the purposes of Special Contribution for Defence if he/she has a domicile of origin in Cyprus per the Wills and Succession Law (with certain exceptions) or if he/she has been a tax resident in Cyprus for at least 17 out of the 20 tax years immediately prior to the tax year of assessment.

In case our ultimate shareholder is considered to be a Cyprus tax resident domiciled in Cyprus and no actual dividend is ever paid out of the relevant profits, we may be subject to the Special contribution of the Defence. Imposition of this tax could have a material adverse effect on our business, financial condition and results of operations.

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

Due to our international structure (see “Item 18. Financial Statements, Note 5. Consolidated subsidiaries), we are subject to permanent establishment and transfer pricing risks in various jurisdictions in which we operate. We manage the related risks by looking at management functions and risks in various countries and level of profits allocated to each subsidiary. If additional taxes are assessed with respect to these matters, they may be material.

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

A number of amendments had been made to the Russian tax legislation introducing, amongst others, the concepts of controlled foreign companies, corporate tax residency and beneficial ownership (Federal Law No. 376-FZ was signed by the Russian President on November 24, 2014 (as amended) with its provisions applicable starting from January 1, 2015). Due to the lack of court and administrative practice, no assurance can be currently given as to how these amendments will be applied in practice and their exact nature, their potential interpretation by the tax authorities and the possible impact on us. We cannot rule out the possibility that, as a result of the introduction of changes to Russian tax legislation, certain of our companies established outside Russia might be deemed to be Russian tax residents, subject to all applicable Russian taxes. For more details see risks described in “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”.

We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia.

Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. We intend to rely on the Russia-Cyprus double tax treaty. The tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company to 10% provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; and (iv) the treaty clearance procedures are duly performed. This rate may be further reduced to 5% if the direct investment of the Cypriot company in a Russian subsidiary paying the dividends is at least EUR100,000. Although we will seek to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that we would be able to avail ourselves of the reduced withholding income tax rate in practice. Specifically, our Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice. Similar approach is applied to dividends received from Russian subsidiaries by the Company’s non-Russian subsidiaries.

Furthermore, a number of amendments had been made to the Russian tax legislation introducing, amongst others, the concept of beneficial ownership. Under this concept, double tax treaty benefits are only available to the recipient of income from Russian sources, if such recipient is the beneficial owner of the relevant income. Foreign entities that do not qualify as beneficial owners may not claim double tax treaty relief even if they are residents in a double tax treaty country. For these purposes, the beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. In order to determine whether a foreign entity is a beneficial owner of income, it is necessary to take into account the functions performed by such foreign entity, as well as the risks borne by it. Entities are not recognized as beneficial owners of income if they have limited authorities to use or dispose income received from Russian sources, perform agency or other similar functions in favor of third parties, not taking any risks, or transfer such income (either partially or in full) to third parties that are not eligible to double tax treaty benefits.

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

Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations

The Russian Federation, like a number of other countries in the world, is actively involved in introduction of measures against tax evasion through the use of low tax jurisdictions as well as aggressive tax planning structures. Starting from January 1, 2015, the Federal Law No. 376-FZ, introducing the concept of “controlled foreign companies” (the “CFC Rules”), the concept of “corporate tax residency” and the concept of “beneficial ownership” into Russian tax legislation, came into force. Moreover, Russia has entered into several multilateral agreements for the exchange of information between the tax authorities of different countries.

Under the Russian CFC Rules, in certain circumstances, undistributed profits of foreign companies and non-corporate structures (e.g., trusts, funds or partnerships) domiciled in foreign jurisdictions, which are ultimately owned and/ or controlled by Russian tax residents (legal entities and individuals) will be subject to taxation in Russia. The Russian CFC Rules are being constantly developed. A number of amendments to the Russian CFC Rules were made within 2015-2017 years. In the meantime, certain provisions of the Russian CFC Rules are still ambiguous and may be subject to arbitrary interpretation by the Russian tax authorities.

Under the concept of “corporate tax residency” a foreign legal entity may be recognized as a Russian tax resident if: (i) its executive body(ies) operates in respect of such company in Russia on regular basis (however, the activity of executive body will not be viewed as regular if it is insignificant compared to the one in the other jurisdiction), or (ii) senior executive personnel of the company who are authorized to plan and control activities of the company and take responsibility over it basically carry out management of the company from Russia (i.e. make decisions or take any other measures in respect of operational activities of the company that are within the competence of the company’s executive body). Provided that one of the above conditions is met both in Russia and in other jurisdiction to the same extent, the place of management and control is defined as Russia, subject to meeting one or more of the following is carried out in Russia: (i) bookkeeping and maintaining of management accounts (other than preparation and reporting of consolidated financial or management accounts, as well as analysis of operations of the foreign company), or (ii) company’s record keeping, or (iii) daily management of the company’s staff. When an entity is recognized as Russian tax resident it is obligated to register with the Russian tax authorities, calculate and pay Russian tax on its worldwide income and comply with other tax-related rules established for Russian entities. There is still an uncertainty as to how these criteria will be applied by the Russian tax authorities in practice.

Under the Russian Tax Code, a beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. When determining the beneficial owner, the functions of a foreign person that is claiming the application of reduced tax rates under an applicable double tax treaty and the risks that such person takes should be analyzed. In accordance with the provisions of the Russian Tax Code, the benefits of a double tax treaty will not apply if a foreign person claiming such benefits has limited powers to dispose of the relevant income, fulfills intermediary functions without performing any other duties or taking any risks and paying such income (partially or in full) directly or indirectly to another person who would not be entitled to the same benefits should it received the income in question directly from Russia. Starting from January 1, 2017, the Russian Tax Code requires a tax agent (i.e. the payer of income) (in addition to a certificate of tax residency) to obtain a confirmation from the recipient of the income that it is the beneficial owner of the income. However, at the moment it is still not clear in what form such confirmation should be obtained.

On November 4, 2014 the Russian President also signed Federal Law No. 325-FZ ratifying the multilateral Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD, which the Russian Federation signed in 2011. Ratification of this Convention enables the Russian Federation starting from July 1, 2015 to receive tax information from all participating countries which include, among others, a number of offshore jurisdictions (mutual disclosures to the participating countries are required). In particular, this Convention provides for three types of tax information exchange between countries: exchange upon request, automated exchange and voluntary (ad-hoc) exchange. Moreover, the Convention offers such instruments as simultaneous tax audits (tax authorities can carry out an audit in their respective territories and then exchange data on the audited group of companies or persons connected with joint interests), as well as foreign tax audits (when a tax audit includes the work of foreign tax authorities). The Convention also foresees mutual assistance of states to collect taxes within their respective territories.

It is currently unclear how the Russian tax authorities will interpret and apply the abovementioned tax concepts and what will be the possible impact on us and our subsidiaries. As to the beneficial ownership concept, in a number of recent court cases, the tax authorities successfully applied this concept retroactively in respect to payments made before 2015 (i.e. prior to the date when the Russian beneficial ownership concept have come into force). Herewith, the tax authorities were unable to refer to the new rules enacted by the Federal Law No. 376-FZ for the period prior to 2015, so they referred to an applicable double tax treaty and the Commentaries to the OECD Model Tax Convention. Starting from 2015 the tax authorities may refer to specific provision of the Russian Tax Code when they challenge the beneficial ownership of the recipient and charge additional tax. Moreover, as mentioned above, starting from 2017, obtaining a confirmation that the income recipient is its beneficial owner became an obligatory procedure (rather than a right of a tax agent) for applying a reduced withholding tax rate.

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

Obligations to pay VAT on digital services supplied in Russia would depend on the way of the provision of such services. In particular, VAT law contains the following provisions:

•	If services are provided by foreign suppliers to Russian individuals via Russian sales agents under agency (or other similar) agreements and such agents participate in settlements directly with individuals, then such Russian agents would be obliged to act as tax agents, withhold and pay the respective amounts of VAT to the Russian budget. No VAT registration will be required for the foreign suppliers. If services are provided via chain of sales agents the last sales agent in the chain collecting money from customers should withhold and pay the respective amounts of VAT;

•	If services are provided by foreign suppliers to Russian individuals via foreign sales agents and such agents participate in settlements directly with individuals, then such foreign agents are obliged to register in Russia for VAT purposes and fulfil VAT obligations related to digital services. If services are provided via several foreign agents, then a foreign agent which performs settlements directly with individuals is regarded as a tax agent which should be registered in Russia for VAT purposes and fulfil VAT obligations.

These rules do not contain exact list of companies which should be regarded as tax agents for payment of VAT on digital services, but rather mention a broad list of intermediaries. However, based on the amendments introduced by the Federal Law No. 335-FZ dated November 27, 2017, starting from January 1, 2018 the national payment system operators specified in Federal Law No. 161-FZ “On the National Payment System” dated June 27, 2017 and mobile operators are excluded from the list of tax agents in respect of activities involving cash settlements for digital services.

The law also extends the obligation to register and pay VAT to foreign companies that provide electronic services to legal entities and individual entrepreneurs. At the same time, buyers of such services are provided with the right to deduct VAT from foreign sellers. These amendments will come into force on January 1, 2019.

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

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 60,949,057 ordinary shares, including those represented by ADSs. Our shares that are not currently represented by ADSs could generally be added into our ADS program in relatively short order, subject to applicable securities laws restrictions. Our significant shareholders currently include Mr. Sergey Solonin (see “–The substantial share ownership position of our chief executive officer Sergey Solonin may limit your ability to influence corporate matters”) and Otkritie Bank (see “–The substantial share ownership position of Otkritie could be adverse to the interests of our minority shareholders”). A significant sale of our securities by any of these holders or any other future owner of a substantial stake in our company could have a detrimental effect on the trading price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

In April 2013, our shareholders authorized the disapplication of pre-emptive rights for a period of five years from May 8, 2013, the date of the closing of our initial public offering, in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs. Any issuances of class B shares for cash exceeding this amount during this five-year period would require disapplication of pre-emptive rights by the class B shareholders at such time; moreover, a Cyprus court or regulatory authority could determine that such waiver should not apply to an issuance of class B shares even if it is within such amount. Such disapplication will expire on May 8, 2018, and while we have solicited further disapplication by our shareholders, such disapplication has not been supported by our public shareholders so far. If no further disapplication of pre-emptive rights is approved by our shareholders, or if for any reason the disapplication of these rights proves to be ineffective within the period remaining until its expiration, any of our share issuances would be subject to the pre-emptive rights of our shareholders which some of our ADS holders may not be able to exercise due to the factors described above.

At the same time, to the extent we attempt an offering of ADSs in the United States pursuant to the pre-emptive rights of our shareholders, we may not be able to do so due to the fact that rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States. Furthermore, lack of a disapplication of pre-emptive rights may render us unable to issue shares to our employees under our existing employee incentive plans, which could undermine our ability to retain and attract competitive talent and may not be able to adequately align employee interests with the long-term interests of our shareholders.

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

We were incorporated in Cyprus under the name of OE Investments Limited on February 26, 2007 as a new holding company for JSC QIWI (previously known as OSMP CJSC and QIWI CJSC), which was incorporated in Russia in January in 2004. The company operates under the Companies Law, related legislation, and common law of Cyprus. In 2007, we acquired, among other entities, CJSC E-port and LLC Qiwi Wallet, which were reorganized in the form of accession to JSC QIWI. In April 2008, we launched the Qiwi brand, which gradually became the marketing name for our businesses. We changed our legal name to Qiwi Limited on September 13, 2010, and subsequently to Qiwi plc upon converting to a public limited company on February 25, 2013.

Our principal executive office is located at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus. Our telephone number at this address is: +357-22-653390. Our registered office is at the same address.

Our primary subsidiaries are QIWI Bank (JSC), or Qiwi Bank, JSC QIWI and QIWI Payments Services Provider Limited. We acquired Qiwi Bank in September 2010 from a group of our then-current shareholders. In June 2015, we acquired the Rapida payment processing system and the Contact money transfer system from Otkritie Investment Cyprus Limited (“Otkritie”). In April 2017 Rapida LTD was merged into Qiwi Bank. JSC QIWI was incorporated in Russia in January 2004, and QIWI Payments Services Provider Limited was incorporated in the United Arab Emirates in February 2011.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2017 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects.”

For a description of the rules and regulations under which we are governed, see Item 4 “Regulation.”

B.	Business Overview

We are a leading provider of next generation payment and financial services in Russia and the CIS. We have an integrated proprietary network that enables payment services across online, mobile and physical channels as well as provides access to certain financial services that we offer to our customers. We have deployed over 20.1 million virtual wallets, over 152,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 76 billion cash and electronic payments monthly connecting over 50 million consumers using our network at least once a month (aggregating consumers across QIWI and Contact networks, without eliminating potential duplication). Our consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably. We believe the complementary combination of our physical and virtual payment and financial services provides differentiated convenience to our consumers and creates a strong network effect that drives payment volume across our business. With the acquisition of Contact and Rapida, we broadened the scope of our payment services, primarily in money remittance and further increased our distribution network. Further, with the launch of our payment-by-installment card SOVEST we entered a new consumer lending market. We continue working on further broadening the scope of services and use cases that we offer our customers and aim to access the stages of the consumer life cycle we have yet to penetrate. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and segments that are largely cash-based or that lack convenient digital solutions for customers to pay or accept payments for goods and services, transfer money or use other financial tools in online, mobile and physical environments. We help consumers and merchants connect more efficiently in these markets by providing an integrated network of virtual wallets, applications and physical distribution points as well as payment channels and methods that enable consumers to use differentiated funding sources to pay for any merchant in our network or use other services quickly and securely through a variety of interfaces.

Our platform and all our products provide simple and intuitive user interfaces, convenient access, quick on-boarding and best-in-class services combined with the reputation and trust associated with the QIWI group brands. In Russia and Kazakhstan, the QIWI brand is well known and our digital solutions as well as our kiosks and terminals provide unique access to an alternative payment infrastructure for our customers in those countries. We distribute our payment services primarily through our virtual products, most notably QIWI Wallet, which enables consumers to access, make and receive payments through their computers or mobile devices. Our customers can seamlessly create an online account, or virtual wallet, with QIWI through a variety of interfaces where they can store money, deposited from cash or funded from other sources, such as cards, bank accounts, mobile phone balances or money transfers to make payments and purchases at any time or they can make cash payments directly through our physical distribution network. Our services also allow merchants in Russia and other markets, including leading MNOs, online service providers and retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily. Our payment infrastructure offers diversity and flexibility that helps us deliver convenient solutions and satisfy the needs of a broad range of customers.

Moreover, our payment solutions target a variety of use cases creating an ecosystem that can be used to meet the diverse needs of our customers. Such use cases include secure peer-to-peer and card-to-card money transfers for friends splitting lunch or self-employed people collecting money for their services; a light banking solution with a variety of upload channels; payment tools for the younger and underbanked population with easy on-boarding, wide acceptance and intuitive interfaces; unique payment tools for gamers and other specialized categories of users; and convenient solutions for payment collection for large, small and very small merchants including customizable open API capabilities.

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest virtualization, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that the breadth and reach of our network and product offering, along with the proprietary nature of our technology platform, differentiates us from our competitors and allows us to effectively manage and update our services and realize significant operating leverage with growth in volumes and diversification of our product offering.

Our payment services business historically has been and continues to be a major part of our operations and currently generates most of our revenues. We are constantly striving to diversify our product offering and range of services with certain new projects contributing to our payment services business and others aiming to penetrate new areas of the financial services market. As part of our strategic move into digital financial services at the end of 2016, we have launched our payment-by-installment card, SOVEST, with which we have entered the consumer lending market. Following the development of SOVEST and certain other initiatives that we have undertaken throughout 2017, we revised our organizational structure to better reflect our operational and management strategy as well as the expansion of our business operations, including the broadening of our products and services, distinguishing two key operating segments as well as Corporate and Other category, as set below:

•	Payment Services segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services, such as QIWI Cashier or acquiring services;

•	Consumer Financial Services segment, which encompasses our consumer lending business SOVEST; and

•	Corporate and Other category, which encompasses expenses associated with the corporate operations of QIWI Group as well as our R&D, projects and emerging business models that we are testing.

Payment Services

Payment services historically have been and continue to be our key business and core area of expertise. We are offering our customers a unique payment processing infrastructure with easy on-boarding and diverse functionality that works seamlessly across virtual and physical channels and a wide range of accessible, intuitive digital services. We are aiming to develop a secure and convenient multi-use case platform that would allow our customers to satisfy a full range of their financial needs.

Our Payment Network

Consumers access our payment network through two primary channels: virtual distribution represented by our online products that we operate primarily under the Qiwi Wallet brand, and our physical distribution represented by our kiosks and terminals. These two channels are highly synergetic, creating a self-reinforcing network that we believe has been key for the continuing success of our business.

In 2015, 2016 and 2017, we processed RUB 860 billion1, RUB 847 billion and RUB 911 billion in payments, respectively.

Virtual Distribution

Overview

We have a virtual distribution channel that we operate primarily under the Qiwi Wallet brand. Qiwi Wallet is an online and mobile payment processing and money transfer system that we offer in Russia and Kazakhstan that allows customers to pay for the products and services of our merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. A virtual wallet enables its holder to make online purchases and payments through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant that accepts Visa worldwide. We believe Qiwi Wallet is one of the leading virtual wallets in Russia.

Prior to November 2017, Qiwi Wallet was branded as Visa Qiwi Wallet pursuant to our 5-year Framework Agreement with Visa. Following the termination of our Framework agreement, we re-branded Visa QIWI Wallet to QIWI Wallet. We continue to work with Visa under Qiwi Bank’s other agreements (which are consistent with those Visa has entered into with other banks in Russia), issue Visa prepaid cards and provide our customers with access to Visa Direct card-to-card transfer services.

We also operate the Qiwi Wallet brand in certain jurisdictions outside of Russia.

In 2015, 2016 and 2017, we had 16.1 million, 17.2 million and 20.1 million active virtual wallets registered with our system as of year-end, respectively.

Apart from the broad functionality of our core Qiwi Wallet product, we offer our consumers certain additional products and applications that complement or enhance our main value proposition. Such products include for example Qiwi Bonus, which offers discounts, cash-backs and loyalty programs from our merchants; Qiwi Transfer, which offers all our money remittance capabilities in a specifically dedicated interface; Qiwi Investor, which provides convenient access to financial markets, Qiwi Money Box, Qiwi Fundl and others.

We also offer our merchants a number of solutions that can complement and improve our basic payment acceptance capabilities. Such products include Qiwi Cashier, which allows merchants to integrate Qiwi Wallet directly to their checkout page and manage their account with us online; acquiring services that enable merchants to get a one stop payment acceptance solution with the majority of means of payments, payment of delivery services and certain other infrastructural solutions like Interactive Bets Accounting Center(TSUPIS) for betting merchants; or driver payout solutions for taxi companies and aggregators that allow our merchants to access high quality digital payment services without extra costs or technical difficulties.

Moreover, recently we began to offer our customers an open API (Application Programming Interface) for customizing the interface of Qiwi Wallet so they can use it more conveniently for collecting and accepting payments.

We believe that our ability to leverage our technological platform and create convenient infrastructural solutions demanded by our partners and customers is a defining feature of our network that has allowed us to expand our business and penetrate new niches that will fuel our growth going forward.

Our Virtual Wallet

With Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, deposited from cash or funded from a variety of other sources such as mobile phone balances, bank accounts, credit or debit cards, or money transfers, that can be used to make payments, purchases, peer-to-peer transfers or to remit money. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked (see Item 3D Risk Factors – “ Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.”)

[1]	The amounts shown here do not correspondent to the amounts shown in Annual report on Form 20-F for the year ended December 31, 2015 as the result of methodological adjustments in respect of Kazakhstan business, revenue and cost allocation between market verticals and several other internal accounting policies made to the calculation of our volumes as well as distribution of volumes and net revenues between market verticals.

The account loading process is simple and intuitive regardless of the interface that the consumer uses to access Qiwi Wallet, whether it is our own website, through a mobile application, the screen of a kiosk, or the virtual banking service of the consumer’s bank. Normally, a consumer just needs to enter the unique identification number of his or her virtual wallet and indicate the amount and source of money he or she wishes to load to the account. Likewise, while the process of making a payment through Qiwi Wallet may vary slightly depending on the interface, we believe it is intuitive.

We believe that a key part of our service offering is consumer convenience and ease of use. Qiwi Wallet is available through a variety of interfaces, including mobile applications, its own website, touch-screens of our kiosks, merchant websites, and SMS/USSD (whereby a payment is made by sending an SMS message to a specified phone number). An increasing percentage of consumers are accessing Qiwi Wallet through our mobile applications rather than through our own website (which was historically the most popular Qiwi Wallet interface) or our kiosk network. Nevertheless, kiosks remain an important channel by which consumers load and reload their Qiwi Wallet accounts, which we believe highlights the synergies between our physical and virtual distribution networks and will continue among other factors to support the sustainability of our business.

We offer downloadable Qiwi Wallet applications for the most popular mobile and digital platforms and devices, including Apple iPhone and iPad, Android and Microsoft Windows Phone. We also support major mobile operating systems: iOS, Android and Windows phone. We believe that these efforts are a vital part of our overall strategy and serve to increase our consumer base.

How Our Virtual Wallet Works

Payments made through Qiwi Wallet can be categorized into push payments and pull payments. A push payment is a payment initiated by the consumer from a Qiwi Wallet interface. Typical push payments include money remittance transactions, utility payments or mobile uploads. After entering Qiwi Wallet through one of its secure interfaces, a consumer is required to select the name of the merchant from a drop-down list or using the search function, and then to type in the payment amount. Consumers are not subject to a fee when making most payments through Qiwi Wallet. Additionally, consumers are able to link their bank cards to their Qiwi Wallet accounts to make online payments without divulging their bank card details on merchant websites, decreasing the perceived risk of fraud associated with online payments. A pull payment is a payment initiated by the consumer from a merchant interface, typically a merchant website through which the consumer makes a purchase. Typical pull payment include for example payments to e-commerce merchants. During the check-out process at a merchant website, the consumer chooses Qiwi Wallet as a payment method and is re-directed to a Qiwi Wallet web page. Next, if the consumer is already registered with Qiwi Wallet, he or she is prompted to enter his or her mobile phone number to which his or her Qiwi Wallet account is linked and his or her Qiwi Wallet password. If the consumer is not yet registered with Qiwi Wallet, our system automatically generates a virtual wallet for him or her once the mobile phone number is entered. A registered Qiwi Wallet user is then required to select a source of funds to be used, including the prepaid balance of the Qiwi Wallet account, a bank card previously linked to the Qiwi Wallet account, or his or her mobile phone account. The consumer may also select a deferred payment option, whereby our system generates an electronic invoice from the merchant to the consumer, which is stored in the consumer’s virtual wallet and can be paid at a later stage. After a payment option is chosen, the consumer is required to confirm the transaction, following which funds are withdrawn from the source the consumer has selected and transmitted to the merchant. The only option available to consumers who did not have a Qiwi Wallet account previously is the deferred payment option. Once the consumer loads his or her newly registered virtual wallet or links a bank card to it, the invoice can be confirmed and paid, after which the transaction is completed.

Our Reload Channels

Qiwi Wallet accounts can be reloaded through virtually any payment method available on the market, including making cash deposits at any of our kiosks or terminals or third party kiosks and terminals, via bank cards and accounts, mobile phone balances, online banking and retail or through peer-to-peer wallet transfers. Qiwi Wallet benefits in particular from access to our own network of kiosks and terminals, which is the largest cash reload network in Russia. In certain cases Qiwi Wallet accounts can be uploaded by our merchants, for example when the betting merchants are paying out gains to our users, taxi aggregators are making payouts to taxi drivers or when micro-financial organizations are issuing loans to the wallet accounts. This reload channel is becoming consistently more important for us as we develop different infrastructural solutions based on our services, creating an ecosystem that is able to satisfy a wider range of payment and financial service needs of our customers. We believe that by offering the convenience of reloading through a variety of sources, we increase the likelihood of consumers using Qiwi Wallet as well as the other services that we offer.

Qiwi branded kiosks and terminals historically have been the primary means by which consumers reload their Qiwi Wallet accounts. In 2015 the percentage of reloads made through bank cards, mobile phone balances and directly from bank accounts was less than 15% of total reloads, increasing to more than 25% in 2016. In 2017 we have seen a further increase in the share of such reload channels, which increased to over 30% of total reloads following the decline in the number of our kiosks and third party kiosks on the market (see “Item 3.D Risk Factors—Risks Relating to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”) as well as overall market trends towards the digitalization of payments and our efforts to increase convenience and diversify alternative reload channels.

Our International Virtual Wallets

As of December 31, 2017, the vast majority of active Qiwi Wallet accounts were based in Russia. We also have a limited number of electronic wallets in Kazakhstan.

Qiwi Bank and Rapida LTD

In September 2010, we acquired Qiwi Bank (which is licensed as a bank in the Russian Federation) to serve as a platform for our Qiwi Wallet business. When a consumer deposits cash into his or her Qiwi Wallet account, Qiwi Bank issues a virtual prepaid card to a consumer. Qiwi Bank also issues plastic cards to Qiwi Wallet customers. Funds received by Qiwi Bank from customers loading and reloading their Qiwi Wallet accounts are held on Qiwi Bank’s account. Qiwi Bank does not pay interest on Qiwi Wallet accounts. Further, Qiwi Bank serves as a settlement bank for Tochka (for the description of Tochka activities see Item 4. B Corporate and Other) maintaining and servicing accounts of Tochka clients opened with Qiwi Bank. Qiwi Bank also maintains a small number of accounts for our employees, officers and directors, agents and certain related parties. At the end of 2016, Qiwi Bank started to serve as an issuing and lending bank for our pay-by-installment card project SOVEST.

In November 2016, following the changes in legislation governing the betting business in Russia, Qiwi Bank, together with one of the self-regulated association of bookmakers, established an Interactive Bets Accounting Center (TSUPIS) and began acting as a platform for acceptance of interactive bets in favor of the members of the self-regulated organization of bookmakers. See also “—Risk Factors – We are subject to extensive government regulation”.

In June 2015, we acquired Rapida LTD, a licensed non-banking credit organization. In April 2017, Rapida LTD was merged into Qiwi Bank.

See also “—Regulation” for a brief description of the regulatory regime applicable to Qiwi Bank.

QIWI Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk in our markets of fraud associated with traditional credit and debit cards. Our Visa prepaid cards can be ordered through a Qiwi Wallet and currently consist of the following card products: QIWI Visa Virtual or QIWI Visa Card – virtual prepaid cards linked to the balance of a consumer’s Qiwi Wallet that can be used to make purchases online from any merchant that accepts Visa-branded cards, and QIWI Visa Plastic Card – a physical card that can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. Qiwi Visa Plastic Cards are also linked to the balance of a consumer’s Qiwi Wallet and can serve as another extension of QIWI Wallet in to the physical environment. We believe that the Visa Qiwi Plastic Card notably complements our online capabilities and offers customers a significantly wider range of use cases such as a full scope light banking services including cash and electronic reloads, intuitive online interfaces, all types of payments and remittances and cash withdrawals from participating ATM.

Qiwi Visa co-branded cards are issued by Qiwi Bank pursuant to an agreement with Visa International Service Association. Under the agreement, Qiwi Bank is authorized to issue Visa-branded prepaid cards within Russia, and to offer and perform Visa Direct transactions in and between Russia, Kazakhstan, Uzbekistan, Georgia, Tajikistan and other CIS countries, using Visa’s electronic payments processing network to deliver transferred funds.

In 2015 we also launched a Visa payWave contactless payment capability in Qiwi Wallet based on host card emulation technology. This feature, available for users of Android smartphones (4.4 or higher), broadens the scope of use of the wallet and allows customers to do a contactless payment in any equipped offline location with the balance of his or her Qiwi Wallet, without issuing a plastic card.

We are also currently developing capabilities for ApplePay and GooglePay. We believe that offering our customers the latest technological solutions is pivotal for the development and continues growth of our business.

Physical distribution

Overview

Our physical distribution comprises approximately of 109,000 kiosks and 43,000 terminals (including various interfaces at physical points of service) that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the user customized interfaces that display our broad range of payment services and provides the connectivity to our processing platform. These capabilities help connect consumers and merchants and enable them to conduct commercial transactions, such as bill payments and purchases, or upload our virtual distribution services or SOVEST cards at thousands of convenient locations.

In 2015, 2016 and 2017 we had approximately 115,000, 113,000 and 109,000 kiosks and 57,000, 49,000 and 43,000 terminals in our network as of year-end, respectively.

In 2015, 2016 and 2017 Contact and Rapida provided consumers with approximately 25,000, 22,000 and 20,000 additional physical points of service which are located in retail stores and bank branches across Russia and the CIS, respectively.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 5,800 agents who are responsible for placing, operating and servicing the kiosks in high-traffic and convenient retail locations. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a QIWI terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system.

Our Kiosks and Terminals

A kiosk is a stand-alone computer terminal with a touch screen and specialized hardware and software, which enables consumers to make cash payments to merchants or upload QIWI Wallet. Each kiosk is connected to our network using a dedicated SIM card or via internet and is equipped with a cash acceptor, a printing device and a transaction recording device. Kiosks are relatively easy and inexpensive to install and are equipped with specialized software that monitors the condition of the kiosk and its components. A kiosk is also relatively simple to assemble, and we generally have not encountered any significant issues in relation to underproduction or shortage of kiosks. There are 21 base models of kiosk available on the Russian market.

In addition to kiosks, our network includes approximately 43,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy and Euroset. We provide these businesses with access to our network through our proprietary software and process the payments made by their customers.

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

We believe it is important to provide our agents with comprehensive support in order to ensure quality of service and a unique competitive environment.

How Our Kiosks and Terminals Work

To make a payment through a kiosk, a consumer selects the hyperlink icon of a particular merchant on the kiosk screen and enters the data necessary for the merchant to identify the consumer. For instance, this may be the consumer’s mobile phone number or details on the consumer’s utility bill. The consumer inserts money into a cash acceptor, which automatically recognizes the value of the banknotes. Once the necessary amount of money has been inserted, the consumer presses a button to confirm that he or she wishes to complete the transaction, and the software installed on the kiosk sends an instruction to our processing system to transmit a corresponding amount to the merchant and to withdraw it from the agent’s or consumer’s account. The kiosk then prints a receipt confirming that payment has been made. The interface of a kiosk is highly intuitive to facilitate a convenient user experience with the entire transaction process normally taking no more than a few minutes. A transaction is mostly automated and usually performed in three or four easy steps, so that the user is only required to input a minimum of information. When making a payment through a terminal, a consumer gives the same information (merchant name, amount of transaction and account identifying data) to a cashier at a cash desk, who processes it on a computer or a mobile phone using specialized software.

Our Agents

Our agent base includes more than 5,800 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Most of our agents are small to mid-sized businesses, which we believe provides them with insight into local market dynamics. For many of our agents, the business of kiosk and terminal ownership is a full-time occupation, while some view it as an ancillary service that increases consumer traffic in their outlets or provides additional convenience to consumers. We do not consider ourselves to be materially dependent on any of our agents.

Our agents determine the consumer fee for a number of services, mainly in the Telecom market vertical, while we may limit it and set, if applicable, consumer commissions for services of other categories of merchants. Moreover, we are in a position to cap these fees depending on our marketing actions or merchant’s request. When the fee payable by the consumers is absent or capped, we normally award the agents with an increased portion of merchant fees.

Our International Kiosks and Terminals

Almost our entire physical distribution network is currently located in Russia and Kazakhstan. We also have a limited number of kiosks in Moldova, Romania and Belarus.

Merchants

As of December 31, 2017, we had approximately 13,000 merchants active on a monthly basis in our system. Our merchants are vendors, including online retailers and service providers, betting companies, banks, money remittance companies, mobile network operators and utilities. Consumers can access our larger merchants through hyperlink icons placed directly on kiosk screens. Other merchants can be easily accessed through Qiwi Wallet and, since any of our kiosks can be used as an interface to register a Qiwi Wallet account or to access an existing one, the merchant offering is effectively the same for all our payment services interfaces. In addition, Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant that accept Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop shopping” experience for our consumers.

Our merchants fall into five broad payment verticals, according to the nature of the products and services they provide to the consumers: E-commerce, Money Remittance, Financial Services, Telecom and Other. The following table shows the payment volume, payment adjusted net revenue and the payment average net revenue yield for each of these payment verticals.

	For the year ended 31 December,
	2015*	2016	2017	2017
	RUB	RUB	RUB	USD
Payment Services Segment key operating metrics
Payment volume (in billions)	860.3	847.0	911.1	15.8
E-commerce	119.3	143.8	167.9	2.9
Financial services	239.9	263.3	238.7	4.1
Money remittances	161.7	184.1	277.2	4.8
Telecom	265.8	198.6	170.7	3.0
Other	73.6	57.2	56.6	1.0
Payment adjusted net revenue (in millions)	7,523	8,510	10,509	182
E-commerce	3,439	3,992	5,347	93
Financial services	1,210	1,378	1,227	21
Money remittances	1,417	1,963	2,902	50
Telecom	1,123	881	757	13
Other	334	295	276	5
Payment average adjusted net revenue yield (in %)	0.87%	1.00%	1.15%	1.15%
E-commerce	2.88%	2.78%	3.18%	3.18%
Financial services	0.50%	0.52%	0.51%	0.51%
Money remittances	0.88%	1.07%	1.05%	1.05%
Telecom	0.42%	0.44%	0.44%	0.44%
Other	0.45%	0.52%	0.49%	0.49%

*	The amounts shown here do not correspondent to the amounts shown in Annual Report on Form 20-F for the year ended December 31, 2015 as the result of methodological adjustments in respect of Kazakhstan business, revenue and cost allocation between market verticals and several other internal accounting policies made to the calculation of our volumes as well as distribution of volumes and net revenues between market verticals.

E-commerce. E-commerce is one of our major merchant categories and mostly comprises of merchants that sell their products and services online, including large international e-commerce merchants such as AliExpress, JD.com and eBay, local e-commerce merchants, social networks such as Vkontakte and Odnoklassniki, online game developers such as Wargaming and Mail.ru and betting (mostly sports betting) merchants. We also accept payments on behalf of tickets and travel companies, software producers, coupon websites, and numerous other merchants. The share of betting merchants has increased significantly with the launch of TSUPIS in the end of 2016. TSUPIS allows us to service betting companies in Russian, processing electronic bets and winnings on their behalf. Our payment solutions provide e-commerce merchants with an opportunity to accept payments in a fast and reliable manner, increasing their consumer base and attractiveness of their services. Our Qiwi Wallet provides the customers of such businesses with a convenient, fast and secure payment option to make online purchases and top up their personal accounts, while our kiosk and terminal network offers an attractive offline interface to the online services of our e-commerce merchants.

Financial Services. Financial Services includes primarily banks, micro-finance organizations and insurance companies. As of December 31, 2017, we accepted payments on behalf of over 230 banks, including most major Russian retail banks such as Sberbank, VTB, Alfa-Bank, Tinkoff Credit Systems, Russian Standard Bank, Home Credit Bank, Raiffeisen Bank and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach a larger market through our network by enabling their customers to make deposits, replenish their cards and repay loans.

Money Remittance. Our Money Remittance category includes major Russian and international money transfer merchants such as Western Union, Unistream, Post of Russia and Anelik. In June 2015, we acquired the Contact money transfer system, one of the largest operators on the Russian money transfer market. This transaction allowed us to grow our market share by leveraging the ecosystem that we have built to date and offering our clients new, convenient services. From August 2010, we offer our consumers Visa Direct and MasterCard Money Send services, which allow a Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, in a mobile application, or a kiosk touch-screen, with the only information required being the number of the recipient card. Since 2015, we started offering our users similar services for China Union Pay bank cards. Such services constitute a significant proportion of our Money Remittances category. Starting from the end of 2016, we also include certain types of peer-to-peer transactions, for which we charge commission on our consumers, in our Money Remittance market vertical.

Telecom. Telecom merchants include various telecommunication service providers, such as MNOs, internet services providers, pay television channels and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented a large portion of our merchant base, though in terms of net revenues their relative importance have decreased significantly following the diversification of our business. For the years ended December 31, 2015, 2016 and 2017, the Big Three MNOs accounted for 19%, 15% and 12% of our payment volume, respectively. Their share in our transaction volume has fallen over the last three years due to the expansion of our merchant base and the increased use of our payment systems by the consumers for purposes other than mobile phone account reloading, as well as the decrease of our kiosk network that affected the Telecom category the most.

Other. Our Other category includes all other merchants to which we offer our payment processing services. These includes a broad range of merchants in utilities and other government payments as well as charity organizations.

While we already have considerable penetration in certain markets that we service, there are numerous additional markets where we see opportunities to add new merchants, develop our relationships with existing merchants and to grow our business. Moreover, we see increasing potential in developing and growing our secure peer-to-peer payment infrastructure, which we believe offers customers a convenient, intuitive and reliable tool to transfer and collect money as well as serves as a valuable consumer acquisition channel for us.

Consumer Financial Services

Our Consumer Financial Services (CFS) segment currently includes our payment by installment card SOVEST that we launched at the end of 2016. We are aiming to further develop this segment and offer our existing and potential consumers a broader range of new generation digital financial services. We believe that developing a diversified product portfolio of consumer financial services can create significant synergies with our payment business, extending the life cycle of our clients and creating complimentary use cases.

Payment-by-installment card SOVEST

In late 2016, we launched a payment-by-installments card program under the SOVEST brand. SOVEST is the first large-scale payment-by installments card system in Russia developed to help consumers to get easy and transparent access to funds to purchase a wide range of goods and services. SOVEST is a technological IT-driven service that can be accessed by customers through a web site or a mobile application with convenient and intuitive interfaces. Consumers can order and use SOVEST cards to make payments with our partner merchants both offline and online within the card’s limit and then top up the balance of the card to repay the funds they used in equal installments or at once. If the balance is topped up in a timely manner during the installment period, no interest or fee is charged on the consumer (except in some cases for a fixed annual participation fee). SOVEST cards can only be used with merchants that have enrolled in the program and not with any other companies. They also cannot be used to withdraw funds from an ATM.

We target a wide and diversified client base across Russia including banked customers with established credit history as well as those who have never used credit services before. While we receive a significant number of applications, our advanced technological platform and proprietary scoring models allow us to efficiently screen such applications and we believe maintain certain projected levels of credit risk. A significant part of our scoring procedures is done automatically within second after the customer submits his or her application. We aim to make the onboarding process as easy and convenient as possible while maintaining a high level of risk assessment practices. We offer our customers a credit limit as small as RUB 5,000 and up to RUB 300,000 depending on his or her scoring and increase, decrease or freeze the outstanding limits based on the patterns that the user exhibits. At the moment, SOVEST cards are issued exclusively by Qiwi Bank, and Qiwi Bank serves as a lender and bears all credit risk on outstanding loans.

We distribute SOVEST cards throughout Russia through all major channels typically used for distribution of digital financial services including the internet, telesales, direct sales agents (DSA) and partners. We are constantly reviewing and improving our distribution strategies to enlarge our distribution network and optimize our client acquisition costs.

We generate the major part of our revenues in the form of commissions payable to us by merchants that accept SOVEST cards in return for enabling consumers to receive better access to their products, additional sales volumes and higher average checks and acquiring commission. As of the date of this annual report, we have more than 40,000 offline and online partner-merchant locations in the major consumer categories including consumer electronics, tickets, travelling and entertainment, fashion, jewelry and apparel, furniture, food retail and restaurants. We believe that having a broad network of partner-merchant in all major consumer categories significantly improves the usability of the pay-by-installment card products. The length of the installment that we grant for each purchase depends mostly on the type of merchant and the level of commission he pays us, and the installment period can be between 1 and 12 months. We also offer our clients from time to time certain benefits such as cash-backs or extended installment periods.

As of December 31, 2017 Consumer Financial Services segment payment volume reached RUB 3.3 billion. The amount of total loans issued under SOVEST project was equal to RUB 1.7 billion and the outstanding credit limits including credit limits not yet activated amounted to RUB 8.6 billion.

We believe that technological installment card products can significantly change the current financial services market. We see significant potential in SOVEST due to its convenience and apparent attractiveness to customers. We aim to further develop SOVEST, optimize our IT, distribution and scoring capabilities, focus on developing new generation intuitive digital tools within the product and adding new features.

Corporate and Other

Corporate and Other category includes expenses associated with the corporate operations of QIWI Group as well as some of our research and development initiatives, projects and emerging businesses that we are currently testing (see Item 3D Risk Factors – “ If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs.”)

Apart from corporate expenses as of December 31, 2017 this category includes following items:

•	Revenue, costs, and expenses associated with the launch and operations of our Tochka project that began in the third quarter of 2017. Tochka is a digital banking service focused on offering a broad range of services to small and medium businesses. Following the acquisition of Tochka’s assets from Otkritie Bank, we currently operate Tochka as a multi-banking service offering customers an opportunity to open an account in either Qiwi Bank or in Otkritie Bank. As of December 31, 2017 we had approximately RUB 1 billion in customer balances in Qiwi Bank and serviced more than 14,000 clients. We generate most of our revenues from commissions Otkritie Bank pays us for providing information technology and support services to Tochka clients that have their accounts with Otkritie Bank as well as customer commissions for the services rendered by Tochka to customers that have accounts with Qiwi Bank. As of the date of this annual report, we are in negotiations with the new administration of Otkritie Bank regarding the future structure of the potential cooperation and joint development of the Tochka project (see Item 3D Risk Factors – “ We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”).

•	Revenues, costs and expenses associated with our experimental projects such as QIWI Blockchain Technologies, our subsidiary focused on the development of certain blockchain solutions for internal and external purposes; QIWI Box, a self-pick-up parcel lockers project that allows agents to buy, install and connect compact self-pick-up delivery boxes to their kiosks and further use our network to offer customers additional logistics services; and certain other projects that are individually insignificant.

We believe that our long-term growth depends on our ability to innovate our existing solutions as well as develop and roll out new business models and technological products, thus testing such models and ideas, although inheritably risky, is important for the growth of our business.

Our Technology Platform

Our services are based on our advanced, microservice, proprietary high-performing technology platform. All of our key technology has been developed in-house. Our platform utilizes innovative Java and Scala-based architecture, which enables us to have scalable, clustered, fault tolerant processing system and various consumer, merchant and agent interfaces. In addition, the interfaces are connected to the processing system through a secure protocol.

Hardware supporting our platform is hosted in two leased data centers (build in an active-active mode and linked in a private data cloud, each capable of handling twice the usual traffic), located in geographically distributed parts of Moscow. The data centers have been Payment Card Industry Digital Security Standard (PCI DSS) certified. We are able to switch our processing core between the data centers within three minutes. Furthermore, in order to support uninterruptible connectivity, we linked our headquarters and both data centers via fiber optics with at least doubled lines between any two locations.

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

Qiwi Wallet is the application that enables customers to pay online easily and quickly to thousands of merchants and services, using either mobile or web interface. Our customers are also able to utilize card technologies using Qiwi Visa Plastic or Qiwi Visa Card – physical or virtual cards issued and linked to a Qiwi Wallet account balance or pure virtual cards with a stored balance via Qiwi Visa Virtual.

We have a robust transaction intelligence system designed to trace and prevent suspicious transactions inside our payment network. In the vast majority of cases, fraud through Qiwi Wallet is attributable to scams rather than to a security system failure. We also employ a certified 3-D secure system similar to those adopted by other major payment networks and banks. We have established a sophisticated system of security monitoring utilizing the Security Information and Event Management system (SIEM) and Security Operations Center (SOC), each of which are operating and supported continuously. Our critical internal resources are protected with an advanced intrusion prevention system (IPS); all applications are protected with a web application firewall (WAF) set up in a blocking mode, ensuring that all unauthorized or ambiguous activities are prohibited. Moreover, we have an in-house forensic lab that assesses any potentially harmful events.

Our relationships with major payment systems, such as Visa and MasterCard, impose stringent security requirements on us to protect the data of our consumers. Under the terms of such agreements, we are under an obligation to be compliant with appropriate security standards and to undergo periodic assessments to certify such compliance.

In July 2014, as a part of our relationship with Visa we received VisaNet Processor status, which effectively allows us to process Visa transactions on behalf of other Visa member banks.

Sales and Marketing

We have a dedicated team of sales and marketing personnel who seek to expand our network of merchants and agents, attract and maintain consumers, build our brand and promote our products. Our marketing program includes advertising campaigns as well as other promotional activities, such as joint loyalty programs with our merchants.

Brand Awareness

We believe that the QIWI brand is a household name in Russia. According to Ipsos Comcom, “QIWI” is the most recognized Russian electronic payments brand with prompted brand awareness of 83% among people paying online in Russia.

In addition, we believe that in our sector, maintaining a social media presence is important to sustaining brand awareness. As a result, we have a dedicated team of people who regularly interact with customers and wider audience through our Facebook, Twitter, Vkontakte, Odnoklassniki, Instagram, YouTube and Twitter accounts. We also use social networks to seek feedback from our consumers in order to improve our business.

As part of our branding strategy in order to attract younger generations, we run a QIWI Finteen program – an educational program for school children aimed at promoting financial literacy. We also actively advertise to gamers and cybersports fans by running a QIWI Team Play cybersport platform. We believe that such activities, while benefitting and educating participants, help us promote our brand among younger users and attract new customers.

As part of maintaining our brand image, we have employees available to respond to agent and merchant concerns and to handle consumer issues as well as a dedicated consumer support center.

In November 2016, we have launched our new payment-by-installment card project SOVEST. Given that payment-by-installment card products did not exist in the Russian market at that time, we focused not only on creating a brand or a product, but also on building a new market category, educating the customers on how the product works and what are the main benefits of such product.

In order to build brand awareness and familiarize the customers with the new market category we relied mostly on TV advertising. We selected Moscow for our test launch, as a key market with a high level of early adoption. In 2017, we ran 4 mass promotional TV campaigns as well as used outdoor advertising tools in Moscow and other regions across Russia. We also used social media channels to provide potential customers with information and to use as an efficient feedback tool.

As a result of our advertising strategy by the end of 2017 “SOVEST” brand awareness in Moscow reached 66% (according to Brand Tracking (Tiburon Research)).

In 2018, we continue to optimize and develop our brand strategy, collecting and analyzing available data as well as adopting a more targeted approach, focusing mostly on the technically advanced population of big cities.

Advertising and Promotional Activities

Because we maintain a kiosk network as widespread and visible as ours, third-party advertising is not as important to maintain brand awareness. We maintain a relatively low advertising profile for our key payment services, mostly employing Internet advertising to promote Qiwi Wallet.

In addition, we engage in promotional campaigns together with our merchants, in which merchants offer discounts to their customers who make payments through our network.

In order to simultaneously build brand awareness, trust and increase client conversions ratios for our SOVEST project we developed an umbrella promotional strategy and segmented our consumer communication into 3 levels with specific goals on each level including: TV advertising targeted at awareness building; social and other online media, targeting further increase of awareness, engagement in direct communication with customers, education as well as open peer-to-peer dialogue and quick feedback; and our own product web site and related applications. Apart from advertising campaigns through different channels our marketing program also includes other promotional activities, such as cash-back programs, prolonged installment term campaigns and joint loyalty programs with our merchants.

Competition

The most significant competitive factors in our business are speed, convenience, network size, accessibility, loyalty programs, reliability and price. Our competitors include retail banks, non-traditional payment services providers (such as retailers and MNOs), traditional kiosk and terminal operators and, electronic payment system operators and other companies that provide various forms of financial and payment services, including electronic payments and payment processing services. Competitors in our industry seek to differentiate themselves by features and functionalities such as speed, convenience, network size, accessibility, safety, reliability and price, among others. A significant number of our competitors have greater financial, technological and marketing resources than we have, operate robust networks and are highly regarded by consumers.

Our key competitors in Russia are retail banks, particularly those with a focus on well-developed electronic payment solutions, including Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking solutions and large retail networks, and Tinkoff Bank, which positions itself as a specialized bank specifically focused on innovative online retail financial services. Sberbank, for example, has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through Yandex.Money, one of the major electronic payment service providers in Russia that it operates in a joint venture with Yandex, a leading Russian diversified technology company. In November 2016 the Supervisory Board of Sberbank approved a strategic initiative to transform the bank into an e-commerce ecosystem based on open source software. If implemented, this move may make Sberbank’s model closer to that of our company, enable Sberbank and other players to develop new financial products on the basis of Sberbank’s platform and potentially further intensify competition between us. In furtherance of this strategy, in December 2017 Sberbank signed a binding agreement with Yandex to form yet another joint venture, based on Yandex’s Yandex.Market e-commerce platform, which would focus on creating a B2C online retail marketplace. This deal could result in a substantial shift in the competitive landscape of the Russian physical e-commerce market. Sberbank is the leader of the Russian payments market by a wide margin, and has access to significant financial resources and an extensive nationwide network of branches. Sberbank is the largest processor of utility bill payments, which constitute a significant portion of overall consumer spending in our industry. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Alfa-Bank is similarly a major retail bank that combines a strong competitive position in the traditional retail banking sector with a focus on developing innovative financial and payments solutions. Tinkoff Bank is a provider of online retail financial services operating in Russia through a high-tech branchless platform. Other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions.

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is more dispersed than our physical distribution network (i.e. our kiosks and terminals). It also owns a full-service commercial bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. We also face competition from other non-traditional payment service providers that have substantial financial resources, such as brick-and-mortar and online retailers (such as Alibaba and its financial services subsidiary Ant Financial which operates the AliPay payment system), as well as MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom. In February 2017, MTS announced the launch of MTS Money Wallet, an e-wallet which combines all payment tools on one platform, including electronic wallet, bank cards, and customers’ mobile account balances. All other major MNOs have various payment solutions of their own as well. Since recently, non-traditional payment service providers have also included smartphone manufacturers such as Samsung (which acquired an electronic payments company LoopPay in February 2015) and Apple (which introduced its own payments service Apple Pay in September 2014). New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google. Since the financial services industry is susceptible to disruption, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily Yandex.Money, WebMoney and PayPal) and kiosk and terminal operators, including Cyberplat, Compay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services. These new projects include, for example, our payment-by-installments SOVEST card project that we launched in 2016 and Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses (SMEs). In connection with each of these projects, we face intense competition from commercial and retail banks. In particular, SOVEST competes with any commercial bank with unsecured retail consumer lending programs, in particular Sovkombank, HomeCredit, Alfabank and Tinkoff, all of which have equivalent or similar products. Tochka is an online and mobile banking service that digitalizes traditional banking services and competes primarily on the basis of enhanced user experience, price and add-on features, and is therefore exposed to competition from any banking institutions, particularly those that are focused on developing convenient online and mobile solutions such as Sberbank, Alfa Bank and Tinkoff.

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

QIWI, QIWI-“KIVI” and Contact money transfer system’s logotypes are registered trademarks in Russia and several countries around the world, including CIS countries. Rapida and SOVEST are also registered trademarks in Russia. A number of other applications for registration of our brand and logotypes are still pending. We also hold copyrights for software applications, such as “Qiwi Wallet Processing System”, “Qiwi Distribution Processing System”, “Maratl” and “Qiwi Kassir”, “Sovest Processing System” and “Sovest Mobile application”, “Contact Processing System”, “Rapida Processing System”, “Universal Payment Gateway Server” and a complex of Tochka Software. We have obtained copyright registrations for some of our software in Russia, Brazil and in the United States.

Employees

The following table sets out the average number of employees for the years ended December 31, 2015, 2016 and 2017 by function.

	For the year ended 31 December,
	2015	2016	2017
Qiwi Group
Front Office	463	428	1,081
Back Office	575	621	845
IT Personnel	260	326	338
Total	1,298	1,375	2,264

Our management structure is currently a mix among business functions and business units. Function managers are focused on centralized functions such as finance, strategy, legal, compliance and certain other functions, while business unit managers oversee the operations of the respective business units for which they are responsible. As of December 31 2017, we had two distinct key business units in accordance with the structure of our operating segments: Payment Services and Consumer Financial Services.

Significant headcount growth in 2017 was driven by two main factors including the continued hiring of personnel engaged in the SOVEST project, including front (mostly direct sales agents) and back office personnel, as well as launch of the Tochka project and to a lesser extent development of Rocketbank project, whereas a number of employees joined QIWI to work on establishing the necessary infrastructure. In 2015 and 2016, the main driver underlying headcount growth was the acquisition of the Contact and Rapida businesses. Additionally, in 2016, we hired a number of new employees in connection with the development and launch of our new project SOVEST.

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

Regulation

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate payment and financial services, anti-money laundering, data protection and information security. Qiwi Bank is also subject to numerous laws and regulations governing banking activities, consumer lending and money remittances in Russia.

Regulation of Payment Services

A legislative framework for the payment services industry is not yet fully developed in Russia, and, moreover, is not universal, and various business models that payment services providers pursue are regulated differently.

Virtual wallet operations are legally considered cashless transfers with the use of bank cards. For regulatory purposes, when a Qiwi Wallet account is reloaded, the accountholder is issued one or several virtual prepaid cards, depending on the amount of the reload. While the accountholder agrees to the issuance of the cards through accepting a public offer, he or she is not explicitly provided with details of each card. From a consumer’s perspective, the amount of the reload is simply transferred to an account of a digital wallet, whereas legally it becomes stored value of a virtual prepaid card. Prepaid cards are regulated as “electronic means of payment” under the Federal Law of the Russian Federation No. 161-FZ “On the National Payment System”, dated June 27, 2011, as amended, or the “Payment System Law:.

The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the “Anti-Money Laundering Law”. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 600,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment (or RUB 60,000 if the holder underwent a simplified identification procedure). The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000 (or RUB 200,000 if the holder underwent a simplified identification procedure). There are no limitations on the total monthly turnover for fully identified consumers (see “- The Anti-Money Laundering Law”).

The CBR is the agency commissioned with supervision of compliance with the provisions of the Payment System Law. As such, it is entitled to suspend the activities of market participants regulated by the Payment System Law in the event of violations and impose administrative liability on the offenders.

As part of operating our agent model, Qiwi Bank has contracts with the bank payment agents, whose principal function is to accept cash for the purpose of Qiwi Wallet uploads through kiosks, terminals and other physical points of service. In accordance with the Payment System Law, Qiwi Bank is responsible for the supervision of compliance of such bank payment agents and sub-agents with the provisions of the corresponding Russian legislation, in particular their compliance with the regulation of payment services, anti-money laundering, data protection, and use of cash registers legislation.

JSC QIWI, as operator of our kiosk network, is deemed to be a payment agent in accordance with the Federal Law of the Russian Federation No. 103-FZ “On Collection of Payments from Individuals by the Payment Agents”, dated June 3, 2009, as amended, or the Payment Agents Law. The “Payment Agents Law” is inapplicable to electronic payments and thus does not regulate our Qiwi Wallet business.

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

Although currently, in respect of monitoring the activities of the payment agents, the CBR authority is limited to collection, systematization and analysis of industry data, the CBR activities may have indirect impact on payment agents. For instance, in April 2015 the CBR issued recommendations to credit institutions to enhance their scrutiny over compliance by the payment agents with legislation that requires them to remit their proceeds to special accounts, which resulted in a decline in the number of kiosks in the market as well as our active kiosks.

Payment Systems Regulation

In 2015, we acquired the Contact money transfer system. Contact was established in 1999 and for legal purposes is set up and regulated as a payment system. It provides funds transfer services without opening a bank account to individuals and legal entities in Russia, CIS and European countries, the USA, Canada, Israel, Vietnam, Turkey, UAE, RSA, India, Thailand, New Zealand and Singapore. It also allows its clients to reload cards of international payment systems such as MasterCard, Visa and UnionPay. In accordance with the decision of the CBR, the Contact money transfer system has the status of a nationally significant payment system.

Pursuant to the Payment System Law, a payment system is a group of organizations, including the payment system operator, payment infrastructure service providers (including operational, payment clearing and settlement centers) and payment system participants (which in most cases are credit institutions), which cooperate in order to transfer funds under the payment system regulations.

The payment system operator has a key role in a payment system. Since April 27, 2017, Qiwi Bank has been the operator of Contact money transfer system and its operational, payment clearing and settlement center.

The payment system operator determines the payment system regulations which the payment system participants adhere to. The Contact money transfer system regulations are in full compliance with the current Russian legislation. The CBR is the agency that supervises and oversees payment systems.

TSUPIS Regulation

As part of our business, we service merchants that provide betting services. The regulatory framework with respect to betting in the Russian Federation is set by the Federal Law of the Russian Federation No. 244-FZ “On State Regulation of Organization and Conducting Games of Chance and on Introducing Changes to Some Legislative Acts of the Russian Federation”, dated December 29, 2006, as amended, or the “Betting Law”.

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

Consumer Lending Regulation

In November 2016 QIWI launched a new payment-by-installments card project called SOVEST. The consumer lending activities in Russia are mainly regulated by the Federal Law of Russian Federation No. 353-FZ “On Consumer Credits (Loans)” dated December 21, 2013, as amended, or the “Consumer Credit Law”. The law imposes a range of restrictions on the lender, including interest rate limitations, prohibition to increase the interest rate and prohibition of artificial extra charges.

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

Banking Regulation

Our Qiwi Bank is a “credit institution” and is accordingly subject to the following financial services-related laws and regulations:

The Federal Law of the Russian Federation No. 395-1 “On Banks and Banking Activity”, dated December 2, 1990, as amended, or the “Banking Law”, is the main law regulating the Russian banking sector. Among other things, it defines credit institutions, sets forth the list of banking operations and other transactions that credit institutions may engage in, and establishes the framework for the registration and licensing of credit institutions as well as the regulation of banking activity by the CBR.

The Banking Law provides for a list of the so-called “banking operations” that cannot be conducted without an appropriate license from the CBR, including, among others, accepting deposits, opening and maintaining bank accounts, performing money transfers from and to bank accounts of clients, and performing money (including electronic money) transfers without opening a bank account (other than postal transfers), etc. The latter type of banking operations is the only one that Qiwi Bank pursues as a main line of our payment services business, although Qiwi Bank is also entitled to accept deposits from individuals and legal entities, invest the funds received in the form of deposits, maintain accounts for individuals and legal entities and perform settlements through their bank accounts, perform teller and cash collection services, sell and purchase currency and issue bank guarantees. In accordance with the recent amendments to the Banking Law, Russian banks are divided into two categories: banks with a basic license and banks with a universal license. The key differences are the range of permitted banking operations, the requirements to net worth (capital), prudential ratios the banks should comply with, the information to be disclosed and the ability to have subsidiaries abroad. Pursuant to this new classification, Qiwi Bank holds a universal license. There are no changes in regulation applicable to Qiwi Bank resulting from these amendments.

Capital and Reserve Requirements

The Banking Law and legislative acts promulgated thereunder establish minimum charter capital, capital base and various reserve requirements for credit institutions, which Qiwi Bank is in compliance with. The reserve requirements of the CBR negatively impact Qiwi Bank’s ability to distribute its profit to the shareholders in the form of dividends.

Loss Provisions

Credit institutions are required to adopt procedures for calculating and posting provisions for loan losses and for possible losses other than loan losses, which may include losses from investments in securities, funds held in correspondent accounts at other banks, contingent liabilities and other transactions.

Qiwi Bank maintains certain provisions for losses from loans, default by counterparties, impairment of assets and liability increases, and is in compliance with applicable legislation.

Prudential Ratios

CBR establishes and periodically amends mandatory prudential ratios for banks. Key mandatory economic ratios that banks must observe on a daily basis and periodically report to the CBR include capital adequacy ratio, instant liquidity ratio, current liquidity ratio, long-term liquidity ratio, maximum exposure to a single borrower or a group of affiliated borrowers, maximum exposure to major credit risks, maximum amount of loans, bank guarantees and sureties extended by the bank to its participants (shareholders), aggregate amount of exposure to the bank’s insiders, and ratio for the use of the bank’s capital base to acquire shares (participation interests) in other legal entities. Failure to comply with the prudential ratios may lead to negative consequences for the bank, including revocation of its banking license.

As of December 31, 2017, prudential ratios of Qiwi Bank were in excess of the minimum thresholds imposed by the CBR. Qiwi Bank is in compliance with applicable legislation.

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

Additionally, banking holdings such as ourselves (i.e., groups of legal entities in which one legal entity that is not a credit institution, directly or indirectly, controls decisions of the management bodies of a credit institution within such groups, such as Qiwi Bank) must regularly disclose their consolidated financial statements and provide to CBR certain additional information regarding the business operations and financial condition of the group in order for the CBR to assess their risks.

The Anti-Money Laundering Law

In Russia, the companies performing transactions with funds and other assets (so called financial services providers) shall comply with national anti-money laundering and counter-terrorist financing legislation, as well as requirements of the Foreign Account Tax Compliance Act (FATCA). Usually, financial services providers in Russia also follow the best international practices in this sphere, such as recommendations of the Financial Action Task Force, or the FATF. Under the Anti-Money Laundering Law, the main obligations of a financial services provider are as follows:

1) to elaborate internal control rules and programs for anti-money laundering and counter-terrorism financing purposes and control their implementation, and to designate an officer responsible for compliance of these rules and programs with the Russian legislation;

2) to conduct internal and external trainings of the staff in the anti-money laundering and counter-terrorism financing sphere;

3) to detect, document and report to the Rosfinmonitoring on clients’ transactions subject to mandatory control;

4) to detect, document and report to the Rosfinmonitoring on clients’ suspicious (unusual) transactions;

5) to keep a close eye on certain transactions where one of the counterparties is a resident in a country included in the FATF “black lists” or uses a bank account maintained in such country, to take reasonable measures for identifying clients that are politically exposed persons (domestic or foreign) and clients that pose high money laundering or financing terrorism risks, and to apply enhanced due diligence measures to such clients;

6) to detect and to freeze (block) funds or other assets of natural or legal persons that are known to participate in extremist or terrorist activities and report to the Rosfinmonitoring on such taken actions, and not less than once every three months to inspect whether there are clients whose funds or other assets were or shall be frozen/blocked and provide the Rosfinmonitoring with the results of such inspections;

7) to suspend or to restrict the performance of certain operations on the ground set forth by the anti-money laundering and counter-terrorism financing legislation;

8) to provide the Rosfinmonitoring on its request with information on clients, their operations and beneficial owners;

9) to identify such clients, their representatives and/or beneficial owners, to take reasonable measures for identifying beneficial owners, to update the information on such clients on a regular basis, and to determine a procedure for cooperating with the persons assigned to perform identification.

Financial services providers are generally required to identify their clients, whether legal entities and individuals. However, certain transactions of physical persons are exempt from the identification requirements under the Anti-Money Laundering Law, unless officers of a financial service provider suspect that such operation is carried out to legalize funds received from illegal activities or to finance terrorism. Money transfers by individuals not exceeding RUB 15,000 are generally exempt from the identification requirement, but peer-to-peer transfer and transfers to foreign entities and certain kinds of non-profits require at least a simplified identification of the customer regardless of the amount. The key difference between the simplified procedure and the procedure that must be followed in all other circumstances is that simplified identification can be performed remotely. However, the simplified identification process is still not well defined and the public databases that such remote identification is supposed to be based on are still not entirely operational, which could cause us to be in violation of the identification requirements. The identification requirements of the Anti-Money Laundering Law only pertain to individual transactions and not series of transactions.

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

Subject to certain limited exemptions, the recording, systematization, accumulation, storage, adjustment (update, alteration), retrieval of personal data of citizens of the Russian Federation is required to be performed through a database located in the territory of the Russian Federation. All our data centers used to store such personal data are located in the Russian Federation.

Regulation of Strategic Investments

The Strategic Enterprise Law provides that an acquisition by a foreign investor (or a group of persons including a foreign investor) of direct or indirect control over a company holding an encryption license requires prior approval of a specialized governmental commission. The approval process usually takes between three and six months. Qiwi Bank holds encryption licenses, which are necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise”.

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

The Strategic Enterprise Law is not clear on how to interpret “indirect” control over a strategic enterprise and in what circumstances an acquisition of shares in the holding company of a strategic enterprise would represent an “indirect” acquisition of shares in the latter and, consequently, require approval of the specialized governmental commission. Although the view can be taken that an “indirect” acquisition takes place if a foreign investor acquires over 50% of the shares in the holding company of a strategic enterprise or otherwise obtains control over the holding company, there is no assurance that Russian state authorities would not interpret it differently and apply a lower threshold to the acquisition of such holding company.

C.	Organizational Structure

QIWI plc is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly owned subsidiary, are QIWI Bank (JSC) (which is 99.9% owned by QIWI), QIWI JSC, QIWI Payments Services Provider Ltd.

See Exhibit 8.1 for a list of our subsidiaries.

D.	Property, Plants and Equipment.

We currently lease a total of over 12,700 square meters in Moscow and other regions across Russia as well as in Kazakhstan, Cyprus and other jurisdictions where we operate, primarily for the purpose of office space.

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

Overview

We are a leading provider of next generation payment services in Russia and the CIS. We have an integrated proprietary network that enables payment services across online, mobile and physical channels as well as provides access to certain financial services that we offer to our customers. We operate in and target markets and segments that are largely cash-based or that lack convenient digital solutions for customers to pay or accept payments for goods and services, transfer money or use other financial tools in online, mobile and physical environments.

We distribute our payment services online through our virtual Qiwi Wallet and Qiwi Wallet products infrastructure, which enables consumers to access and make payments through their computers or mobile devices funding their accounts through a variety of sources. We have also built a physical network of over 152,000 kiosks and terminals using a proprietary agent model. Under this model, our kiosks and terminals are built with our proprietary specifications and technology by third party manufacturers and then purchased and managed by approximately 5,800 agents responsible for placing, operating and servicing the kiosks in high-traffic, convenient retail locations.

Our primary source of revenue is fees we receive from processing payments made by consumers to merchants or other customers, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions processed, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf as “merchant fees” and to payment processing fees that are paid by our consumers directly to us or transmitted to us by our agents as “consumer fees”. If the transactions are made in cash through our kiosks and terminals, we typically pass on a portion of the merchant fees to our agents. We also generate merchant fees based on a percentage of the size of the transactions that we process through operations of our SOVEST project, where we provide our consumers with the opportunity to buy goods and services from partner merchants on credit and repay their debt in equal installment payments. Further, we generate revenue from servicing Tochka clients with accounts in Otkritie Bank under the information and technology services agreement between QIWI Bank and Otkritie Bank as well as from commissions we charge for servicing the clients of Tochka, who have accounts with QIWI Bank.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015	2016	2017
	(in RUB millions)
Adjusted net revenue(1)	10,228	10,611	13,193
Payment Services segment net revenue	10,198	10,583	12,580
Adjusted EBITDA(1)	5,640	6,035	5,185
Adjusted net profit(1)	4,142	4,714	4,054

(1)	See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Operating Measures

The following table presents our key operative measures for the year ended December 31, 2015, 2016 and 2017.

	Year ended December 31,
	2015		2016	2017
	(in RUB millions, unless otherwise indicated)
Payment Services segment payment volume	860,329	*	846,980	911,095
Active Qiwi Wallet accounts (at period end, in millions)(1)	16.1		17.2	20.1
Active kiosks and terminals (units)(2)	172,269		162,173	152,525
Payment Services segment net revenue yield(3)	1.19%		1.25%	1.38%
Consumer Financial Services segment payment volume(4)	—		—	3,304

*	The amounts shown here do not correspondent to the amounts shown in Annual Report on Form 20-F for the year ended December 31, 2015 as the result of methodological adjustments in respect of Kazakhstan business, cost allocation and several other internal accounting policies made to the calculation of our payment volumes as well as distribution of payment volumes and net revenues between payment categories.
(1)	Number of active Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(2)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period.
(3)	Payment Services segment net revenue yield is defined as Payment Services segment net revenue divided by Payment Services segment payment volume.
(4)	Consumer Financial Services segment payment volume consists of the amounts paid by our customers using SOVEST card to the partner merchants.

Payment volume. Payment Services segment payment volume as well as Consumer Financial Services segment payment volume provides a measure of the overall size and growth of the corresponding business, and increasing our payment volumes is essential to growing our profitability. Payment Services segment payment volumes have increased by 7.6% in 2017 as compared to 2016, reaching RUB 911 billion for the year ended December 31, 2017 mainly as a result of the growth in E-commerce and Money Remittance market verticals where we are best suited to leverage our payment infrastructure by providing our customers with convenient solutions. Payment Services segment payment volumes have decreased by 1.6% in 2016 as compared to 2015, reaching RUB 847 billion for the year ended December 31, 2016 mainly as a result of the weak macroeconomic climate in Russia affecting certain markets that we service as well as decrease of our kiosk network (see Item 3.D Risk

Factors—Risks Related to Our Business and Industry— a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services). The following factors may have a significant impact on the payment volumes and therefore our revenue:

•	Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline. For example, in 2016 we have experienced negative pressure on our payment volumes resulting largely from general economic downturn and decreasing real wages and disposable income of our customers as well as other market specific factors affecting some of our categories of merchants.

•	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably in the recent years and continues to grow. Similarly, we expect the use of both banking cards and alternative payment methods in Russia, such as smartphones to grow considerably. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the demand for technological payment solutions, the number of potential merchants for which we can offer payment services and the potential number of our users. However, the rapid development of banking card transactions in online as well as development of online banking services could hinder the growth in alternative payment methods.

•	Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products and developed certain solutions and technological capabilities that widen the scope of available use cases. We believe that growth of our infrastructure and merchant network will lead to more consumers using our payment and financial services more frequently. In addition, we actively encourage consumers to use multiple products, distribution channels and interfaces, in particular, for users of our kiosks and terminals network to create a Qiwi Wallet account and use it for wider range of purposes such as, for example, recurring and non-recurring payments, money transfers or as a payment collection tool. We also encourage the users of our payment services to adopt the financial services products, such as SOVEST, that we offer. We believe that the synergies offered within our payment network as well as between our payment and financial services will help enhance consumer adoption of our services in the future and create a more attractive and complete range of use cases for our customers.

•	Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are the principal form of payment in Russia, and, as a result, a significant share of our payment volumes continues to be cash-based. We expect cash payments to continue to be an important means of payment in Russia and to sustain demand for use of our kiosks and terminals in the near future. If the use of cash as a mean of payment declines in Russia, it may negatively impact our financial results.

Number of active Qiwi Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is a measure of our success in penetrating the market and expanding our customer base. Our strategy is primarily focused on quality of Qiwi Wallet usage and we believe we are able to leverage our large, active base of over 50 million consumers who use our network at least once a month, our technological expertise and our brand recognition to drive the adoption and usage of the Qiwi Wallet.

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2016 to December 31, 2017, our number of kiosks decreased from 113,000 to 109,000 and the number of terminals decreased from 49,000 to 43,000. Our kiosks and terminals can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. While the number of our kiosks was significantly affected by the regulatory developments in the second half of 2015 (see Item 3.D Risk Factors—Risks Related to Our Business and Industry— a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services), we believe that our physical distribution network remains an important part of our infrastructure, and we maintained or even slightly increased our market share since then.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Payment Services segment net revenue yield was 1.19%, 1.25% and 1.38% in 2015, 2016, and 2017, respectively. In 2017, Payment Services segment net revenue yield increased by 13 bps in comparison to 2016 primarily as a result of an increase in the share of payment volumes associated with higher revenue generating transactions such as e-commerce and certain types of money remittance payments as well as growth of average net revenue yield of the e-commerce category. The following factors have influenced Payment Services segment net revenue yield:

•	We have experienced a changing business mix towards higher yielding transactions which are primarily e-commerce and money remittances, whereas lower yielding transaction, such as telecoms, have declined as a percentage of total Payment Services segment payment volume.

•	In the past, we have experienced a decline in average net revenue yields derived from large merchants such for example MNOs since they have a substantial bargaining power over the payment channels they use including our infrastructure. We expect that the average net revenue yields will be declining in certain verticals such as E-Commerce if merchants in these verticals continue to gain scale and accordingly bargaining power within our infrastructure.

•	In 2015, our Payment Services segment net revenue yield was diluted by the acquisition of Contact and Rapida businesses, which historically operated with significantly lower yields than Qiwi. In 2016, we renegotiated some of the contacts to more favorable terms; however we expect that Contact and Rapida will continue to operate with a lower levels of yields than Qiwi has historically operated.

•	Our Payment Services segment net revenue yield depends on the level and mix of merchant commissions as well as the level of the reload costs we experience. Such costs depend on the commissions charged to us by our partners and agents for the wallet reload as well as on the mix of such channels. If the consumer preferences shift between different reload methods or if any channel becomes more expensive to us (as we have experienced in 2015 in relation to our kiosk network) or less expensive to us, our Payment Services segment net revenue yield may decrease or increase respectively.

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we derive revenue from installment cards project SOVEST, interest revenue, cash and settlement services, rent of space for kiosks, advertising, interest revenue from agent’s overdrafts, and other revenue.

Payment processing fees. Payment processing fees constitute the substantial majority of our revenue and comprise of fees charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are merchant fees, and consumer fees. If the payment is made through our physical distribution network, we typically pass on a portion of the merchants fees to our agents. In certain situations, we may not receive any merchant fees, for example, when a merchant is a government body. We generally recognize merchant fees gross at the point when merchants accept payments from the consumer. Consumer fees fall into two categories – those collected by us directly and those collected by our agents. We recognize revenue from consumer fees charged through Qiwi Wallet as well as most revenue from consumer fees charged through our kiosks and terminals gross at the point when the consumer makes a payment. Additionally, we earn revenues from fees for inactive accounts and unclaimed payments, writing down leftover balances or unclaimed payments when our customers do not use their wallets or claim their payments respectively for prolonged periods of time so that their wallets are deemed to be inactive.

Other sources of revenue. In addition to payment processing fees, we generate revenue from various other sources, including SOVEST merchant commission fees charged for payments made using the SOVEST payment-by-installment card with the partner-merchants, cash and settlement services (representing revenue from different types services, including maintenance of current and special guarantee deposit accounts that we provide to individuals and legal entities including our agents and SME clients), advertising revenue (representing revenue from displaying advertising on our kiosks, through short message services and various messengers), interest revenue on agent’s overdrafts (representing revenue from interest earned on amounts of credit that we provide to our agents for them to be able to operate within our network), interest revenue (representing revenue from interest earned on cash deposits with financial institutions, and short- and long-term investments performed as a part of our treasury operations), revenue from rent of space for kiosks (representing revenue from rent obtained for subleasing retail space for kiosks to our agents) and other revenue (representing revenue primarily generated from operations such as software licensing for our processing system to third parties).

Operating Expenses

Costs of revenue (exclusive of depreciation and amortization)

Transaction costs. When payments are made through our physical distribution network, we incur transaction costs to our agents, which represent the amount of fees we pass through to agents for use of their kiosks and terminals. Additionally, we incur reload and transaction costs when Qiwi Wallet consumers reload their wallets or make certain types of payments through their wallets for goods and services offered by our merchants.

Payroll and related taxes. Payroll and related taxes represents salaries and benefits paid to employees, primarily IT and operating services employees, and related taxes, where such payroll and related taxes are associated with payment processing and other revenue-generating activities.

Ancillary expenses. We incur other expenses in addition to transaction costs and payroll and related taxes, including SMS and voice message expenses (SMS notification), call center expenses (payment to call center provider for the number of the calls serviced), cost of rent of space for kiosks (representing the rental payments we make to retail shop owners to allow agents to install kiosks on their premises under lease arrangements) and other expenses (including mostly SOVEST expenses consisting of cards production costs).

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of compensation to employees, related taxes and other personnel expenses for our senior management, finance, legal and other administrative staff, advertising, client acquisition and related expenses, advisory and audit services, rent of premises and related utility expenses, bad debt expense, IT related services, tax expenses, not including income and payroll related taxes and other operating expenses.

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

Impairment of intangible assets

For the purpose of the impairment testing of other intangible assets the Company estimates the recoverable amounts as the higher of the value in use or the fair value less costs to sell of an individual asset or Cash Generated Unit (CGU) such asset relates to. For the year ended December 31, 2017 impairment of intangible assets was RUB 104 million, mainly relating to the New Terminal CGU (New Terminal is a project focus on developing of a new generation of kiosks that was recently terminated). For the year ended December 31, 2016 the impairment of intangible assets was RUB 878 million, the main part of which related to intangible assets allocated to Rapida CGU (which is currently part of the Payment Services CGU (customer relationships and trademarks identified and recognized upon acquisition)). There was no impairment of intangible assets in 2015.

Other Income and Expense Items

Loss on disposal of subsidiaries

There was no loss on disposal of subsidiaries as of December 31, 2017. In December 2016 the BOD of the Group decided to sell QIWI WALLET EUROPE SIA. The subsidiary was recognized in a disposal group as of December 31, 2016 and all its assets and liabilities were classified as held for sale. Although in the end of 2017 the Group entered into a contract to sell QIWI WALLET EUROPE SIA, the control over the entity was not transferred as of December 31, 2017. No impairment was recognized upon reclassification of the subsidiary as a disposal group. In 2016, loss on disposal of subsidiaries was recorded in the amount of RUB 10 million. The loss was related to the disposal of Processingovyi Tsentr Rapida LLC in December 2016. In 2015, loss on disposal of subsidiaries included the disposal of CMT Engineering LLC on December 29, 2015 in the amount of RUB 70 million, which was partially offset by a gain from disposal of IT Billion LLC and QIWI USA LLC on May 1, 2015 in the amount of RUB 32 million.

Other income and expenses net

Other income in 2017 and 2016 included a variety of individually insignificant items; in 2015, it primarily included gain from sale of investments and income from penalties charged to agents for violation of our payment system terms and conditions. Other expenses in 2017 and 2016 primarily consisted of the discounts recognized on loans issued at rates lower than market rate and tax penalties. In 2015, other expenses were mostly represented by discounts recognized on guarantees provided.

Foreign exchange gain and loss

Foreign exchange gain and loss arise as a result of re-measurement of monetary assets and liabilities denominated in foreign currencies at the functional currency rate of exchange at the reporting date. The amount of foreign exchange gain and loss for the reporting period is directly related to currency rates fluctuations.

Interest income and expenses net

Interest income represents primarily interest on non-banking loans issued. Interest expense primarily represents interest expense accrued on bank guarantees issued to selected merchants.

Income tax expense

Income tax expense represents current and deferred income taxes with respect to our earnings in the countries in which we operate. Deferred tax also includes taxes on earnings of our foreign subsidiaries that have not been remitted to us to the extent applicable and will be taxed in Cyprus once remitted.

Critical accounting policies and significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The most significant judgments relate to the recognition of revenue and functional currency. The most significant estimates and assumptions relate to determination of the fair values of assets acquired and liabilities assumed in business combinations, impairment of intangible assets and goodwill, recoverability of deferred tax assets, impairment of loans and receivables, measurement of costs associated with share based payments and uncertain position over risk assessment. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

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

Revenue recognition

We exercise significant judgment in reaching a conclusion about our accounting policy for gross versus net reporting of payment processing fee revenues and related transaction costs.

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

A merchants’ payment processing fee, when charged, is recorded gross of related transaction costs, because (i) we are the primary obligor as we undertake to transfer the consumer payment to the merchant or other individual using our payment processing system; (ii) we negotiate and ultimately set the fee receivable from a merchant or consumer, generally as a percentage of payments; and (iii) we bear credit risk in most of the cases, unless the payment is made from a deposit made with our group.

A consumer payment processing fee, when it is charged on payments made by consumers through payment kiosks and terminals, is reported net of any transaction costs payable to or retained by agents. This is because, although we are the primary obligor, we do not have any discretion over the ultimate payment processing fee set by the agent to the consumer, we do not have readily available information about gross fee, and we are only exposed to the net amount of fee receivable from agents.

Consumer payment processing fee revenue is reported gross of related transaction costs. Such payments are made by consumers through our website or an application using a unique user login and password, and are called electronic payments. In contrast to consumer payment processing fee revenue collected through payment kiosks and terminals, we, being a primary obligor in electronic payment transactions, also set the consumer’s payment processing fee, generally as a percentage of payment, although credit risk for these transactions is limited. Thus, we have concluded that our ability to control the consumer payment processing fee for electronic payments is a key differentiator from the consumer payment processing fees on payments collected through payment kiosks and terminals.

We also charge a fee for the maintenance of current accounts of individuals and SME clients and for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues were RUB 557 million, RUB 130 million, and RUB 670 million for the years ended December 31, 2015, 2016, and 2017 respectively.

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

Impairment of goodwill and intangible assets

We determine the following Cash Generating Units (CGU): SOVEST, Payment services, Postomatnye Tekhnologii (a project developing pick-up box infrastructure), Tochka, Rocketbank, New Terminal and Flocktory (a SaaS platform for customer lifecycle management and personalization, 82% of which we acquired in 2017). For the purpose of goodwill impairment test, we estimate the recoverable amounts of Payment services CGU as fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares. For the purpose of testing intangible assets with indefinite useful life for impairment, we estimate the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, we estimate the recoverable amounts as higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

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

A portion of deferred tax assets was not recorded because we do not expect to realize certain of our tax loss carry forwards in the foreseeable future due to the history of losses.

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

We regularly review our loan portfolio to assess impairment. In accordance with the internal methodology for the provision estimation we use our historical instalment card loans loss statistics for assessment of probabilities of default. The last twelve months of historical loss data are given the most weight in calculating the provision for impairment. This allows us to apply most recent data to estimate losses on loans to individuals as the latest trends are accounted for, and to decrease the default probabilities volatility.

Uncertain position over risk assessment

We disclosed possible and accrued probable risks in respect on currency, customs, tax and other regulatory positions. Our management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its estimation of probability, which require considerable judgment.

Measurement of costs associated with share-based payments

As of December 31, 2017 we had two outstanding equity-based compensation programs: 2012 Employee Stock Option Plan (ESOP) and 2015 Restricted Stock Units Plan (RSU Plan). We estimate fair value of ESOP that are expected to vest using the Black-Scholes-Merton option pricing model and RSUs that are expected to vest using the binominal pricing model and recognize the share-based payment expense by rate over the requisite service period applicable to each option-vesting tranche. We used the following assumptions:

	2012 Employee Stock Option Plan	2015 Restricted Stock Unit Plan
Adoption date	October, 2012	July, 2015
Type of shares	Class B shares	Class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 7 % of total amount of shares
Exercise price	Granted during:	Granted during:
	Year 2012: U.S. $ 13.65	Year 2016: n/a
	Year 2013: U.S. $ 41.24 - 46.57	Year 2017: n/a
Year 2014: U.S. $ 34.09 - 37.89
Year 2017: U.S. $23.94
Exercise basis	Shares	Shares
Expiration date	December 2020	December 2022
Vesting period	Up to 4 years	Three vesting during up to 2 years
Expected volatility (%)	28 – 49.85	50.65 – 64.02
Risk free interest rate (%)	0.29 – 3.85	2.89 – 3.19
Dividend yield (%)	0 – 5.03	0 – 5.03
Other major terms	The options are not transferrable

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

With respect to price volatility, for ESOP (as it was adopted prior to our initial public offering and we did not have an active trading market for our shares) we estimated the volatility of our shares based on the historical volatility of peer group companies over a period which approximates our expected life of option awards, and for the RSU we used the historical three year volatility of our publicly reports share price.

We based the risk-free interest rate that we use in the ESOP model on the implied yield currently available on the US treasury bonds, adjusted for a country risk premium, with a remaining term approximating the expected life of the option award being valued; for the RSU model we based the risk-free interest rate on Russian Eurobonds yield curve with a maturity of five years.

At the time of the grant date of ESOP on December 21, 2012, we expected that we would not pay cash dividends after the closing of the initial public offering. In light of that expectation, we used an expected dividend yield of zero in our option pricing model for option awards granted in the year ended December 31, 2012. In April 2013, our board of directors subsequently reconsidered this determination, and we currently expect that we will pay dividends from time to time in the future. Any determination regarding the amount of future dividends will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our strategic plans and growth initiatives, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors. Up until September 2017, we have used dividend yield of 5.03% based on the dividends paid previously. Since, taking into consideration the current dividend policy for dividend distribution in the near term, we have been using a dividend yield of zero until another will be specified.

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. IFRS requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate used in valuation models granted during the year 2017 and 2016 is 9% and 15% respectively. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

Because there had been no public market for our shares prior to our initial public offering, with the assistance of an independent valuation firm, we determined the fair value of our shares on the basis of valuations of our company using the “income approach” and the “market approach” valuation methodologies described further below. Since May 2013, QIWI plc is a public company and the fair value of its shares is defined by closing market price of its traded shares.

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017:

	Years ended December 31,
	2015*	2016	2017
	(in RUB millions)
Revenue	17,717	17,880	20,897
Cost of revenue (exclusive of depreciation and amortization)	(8,695)	(8,646)	(9,763)
Selling, general and administrative expenses	(3,469)	(3,423)	(6,243)
Depreciation and amortization	(689)	(796)	(796)
Impairment of intangible assets and goodwill	—	(878)	(104)

Profit from operations	4,864	4,137	3,991

Loss on disposal of subsidiaries	(38)	(10)	—
Other income and expenses, net	(23)	(69)	(41)
Foreign exchange gain	2,801	1,040	257
Foreign exchange loss	(1,360)	(1,963)	(373)
Interest income and expenses, net	(93)	(28)	6

Profit before tax	6,151	3,107	3,840

Income tax expense	(877)	(618)	(698)

Net profit	5,274	2,489	3,142

Attributable to:
Equity holders of the parent	5,187	2,474	3,114
Non-controlling interests	87	15	28

*	The amounts shown here may immaterially differ from the amounts shown in the Annual Report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

Set out below are our consolidated statements of operations data for the years ended December 31, 2015, 2016 and 2017 as a percentage of total revenue:

	Years ended December 31,
	2015	2016	2017
	(as a percentage of revenue)
Revenue	100.0	100.0	100.0
Cost of revenue (exclusive of depreciation and amortization)	(49.1)	(48.4)	(46.7)
Selling, general and administrative expenses	(19.6)	(19.1)	(29.9)
Depreciation and amortization	(3.9)	(4.5)	(3.8)
Impairment of intangible assets recorded on acquisitions	—	(4.9)	(0.5)
Profit from operations	27.5	23.1	19.1
Loss on disposal of subsidiaries	(0.2)	(0.1)	—
Other income and expenses, net	(0.1)	(0.4)	(0.2)
Foreign exchange gain	15.8	5.8	1.2
Foreign exchange loss	(7.7)	(11.0)	(1.8)
Interest income and expenses, net	(0.5)	(0.2)	0.0
Profit before tax	34.7	17.4	18.4
Income tax expense	(5.0)	(3.5)	(3.3)
Net profit	29.8	13.9	15.0
Attributable to:
Equity holders of the parent	29.3	13.8	14.9
Non-controlling interests	0.5	0.1	0.1

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Set out below are our revenues, by source, for the year December 31, 2016 and 2017, and as a percentage of total revenue:

	Year ended December 31,
	2016	2016	2017	2017
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	17,880	100.0	20,897	100.0
Payment processing fees	16,289	91.1	18,575	88.9
Interest revenue	917	5.1	1,052	5.0
Cash and settlement services	130	0.7	670	3.2
Other revenue	544	3.1	600	2.9

Revenue for the year ended December 31, 2017 was RUB 20,897 million, an increase of 17%, or RUB 3,017 million, compared to the same period in 2016. This increase was primarily driven by an increase in payment processing fees (including fees for inactive accounts and unclaimed payments). Payment processing fees (including revenue from fees for inactive accounts and unclaimed payments) for the year ended December 31, 2017 were RUB 18,575 million, an increase of 14%, or RUB 2,286 million, compared to the same period in 2016. The increase in payment processing fees resulted primarily from volume growth in such categories as Money Remittance (mainly due to growth in card to card and commission peer to peer transfers) and E-commerce (mainly as a result of rise of TSUPIS volumes) and an increase in average payment net revenue yield the shift in payment volume mix towards higher yielding payment categories, such as E-commerce and Money Remittance as opposed to lower yielding payment categories such as Telecom and Financial Services. Fees for inactive accounts and unclaimed payments increased by 2%, or RUB 20 million, from RUB 1,290 million in 2016 to RUB 1,310 million in 2017. The growth in payment processing fees was partially offset by a decrease in payment volumes in Telecom and Financial Services verticals.

The number of active Qiwi Wallet consumers increased to 20.1 million as of December 31, 2017 from 17.2 million as of December 31, 2016. The increase resulted mainly from merchant driven adoption of our services. The number of our kiosks and terminals decreased, with 152,525 active kiosks and terminals as of December 31, 2017 compared to 162,173 as of December 31, 2016, primarily as a result of the underlying market dynamics further described in “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.”

Interest revenue that consists primarily of interest revenue on deposits for the year ended December 31, 2017 was RUB 1,052 million, an increase of 15%, or RUB 135 million, compared to the same period in 2016. This growth was primarily related to an increase in interest income on deposits placed by Qiwi Bank with CBR, resulting from a larger amount of funds deposited in 2017.

Revenue from cash and settlement services for the year ended December 31, 2017 was RUB 670 million, an increase of 415%, or RUB 540 million, compared to the same period in 2016. This increase was primarily driven by the revenue accrued on information technology service agreement with Otkritie Bank pursuant to the launch of Tochka project in 2017.

Other revenue for the year ended December 31, 2017 was RUB 600 million, an increase of 10%, or RUB 56 million, compared to the same period in 2016, primarily due to increase in revenue related to the SOVEST project from RUB 1 million in 2016 to RUB 140 million in 2017 and an increase in revenue from rent of space for kiosks by RUB 35 million, resulting mainly from new rent agreements signed at the end of 2016 and during 2017. The increase was partially offset by the decrease in advertising revenue by RUB 97 million that resulted from a decrease of the number of advertising contracts and by a decrease of interest revenue from agents’ overdrafts by RUB 25 million in 2017 due to the decrease in the overall number of agents and kiosks.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2016 and 2017, and as a percentage of total revenue:

	Year ended December 31,
	2016	2016	2017	2017
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(8,646)	(48.4)	(9,763)	(46.7)
Transaction costs	(6,490)	(36.3)	(6,756)	(32.3)
Payroll and related taxes	(1,377)	(7.7)	(2,059)	(9.9)
Ancillary expenses	(779)	(4.4)	(948)	(4.5)
Selling, general and administrative expenses	(3,423)	(19.1)	(6,243)	(29.9)
Depreciation and amortization	(796)	(4.5)	(796)	(3.8)

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2017 was RUB 9,763 million, an increase of 13%, or RUB 1,117 million, compared to the same period in 2016. Transaction costs increased by 4% or RUB 266 million from RUB 6,490 million to RUB 6,756 million for the year ended December 31, 2017 as compared to the same period in 2016. The increase primarily resulted from growth of certain costs such as information technology costs as a result of higher turnovers in some of the market verticals, as well as a shift in the composition of wallet reload channels.

Payroll and related taxes for the year ended December 31, 2017 were RUB 2,059 million, an increase of 50%, or RUB 682 million, compared to the same period in 2016, primarily due to (i) increase in salaries and bonus payments to newly-hired employees relating to the development of certain projects including the roll out of the SOVEST project and launch of the Tochka project as well as the increase in corresponding insurance contributions, (ii) performance based incentive bonuses paid to personnel in December 2017 and (iii) an increase in share-based payment expenses (resulting from new grants under the 2015 RSU Plan).

Ancillary expenses for the year ended December 31, 2016 were RUB 948 million, an increase of 22%, or RUB 169 million, compared to the same period in 2016. The increase in ancillary expenses was mainly due to an increase in SMS and voice messages expenses by RUB 52 million in 2017 compared to 2016, due to higher quantity of messages sent, mostly related to the SOVEST project and an increase in tariffs; increase in card production and other expenses attributable to the SOVEST project by RUB 49 million in 2017; and an increase in the cost of rent of space for kiosks by RUB 47 million, resulting mainly from new rent agreements signed at the end of 2016 and in May 2017.

Segment Net Revenue

The following table presents net revenue by reportable segment for the periods indicated:

	Year ended December 31,
	2016	2017
	(in RUB millions)	(in RUB millions)
Payment Services	10,583	12,580
Consumer Financial Services	(3)	9
Corporate and Other	31	604
Total segment net revenue	10,611	13,193

Segment net revenue attributable to the Payment Services segment increased by RUB 1,997 million, or 19%, in 2017 as compared to the same period in 2016. The growth in this segment’s net revenue was mainly due to an increase in payment processing fees (including fees for inactive accounts and unclaimed payments) and interest revenue that was partially offset by decrease in cash and settlement services, ancillary revenue and increase in transaction costs. Payment processing fees (including fees for inactive accounts and unclaimed payments) increased by 14% or by RUB 2,286 million as compared to the same period of 2016 in line with the volume growth additionally underpinned by a shift towards market verticals with higher average net revenue yield, such as E-commerce. Interest revenue increased by 18% or by RUB 158 million compared to 2016. This increase was primarily related to an increase in interest income on deposits placed by QIWI Bank with the CBR as a result of larger amounts of deposits placed in 2017. Cash and settlement services decreased by 55% or by RUB 71 million compared to 2016 as a result of smaller number of agents and a decrease in the number of kiosks. Other revenue decreased by 16% or by RUB 87 million compared to 2016 mainly related to decrease in advertising revenue (decrease of activities) and interest revenue from agent’s overdrafts (decrease in the overall number of agents and kiosks) that was partially offset by increase in revenue from rent of space for kiosks (due to new counterparties). Transaction costs increased by 4% or by RUB 266 million. Payment Services segment net revenue accounted for approximately 95.4% of total adjusted net revenue in 2017.

Segment net revenue attributable to the Consumer Financial Services segment increased by RUB 12 million as compared to the same period in 2016. Consumer Financial Services segment net revenue consists mostly of commission revenue from partner merchant received for transactions made by our customers using the payment-by-installments card SOVEST. Consumer Financial Services segment net revenues accounted for approximately 0.1% of total adjusted net revenue in 2017.

Net revenues attributable to the Corporate and Other category increased by RUB 573 million in 2017 as compared to same period in 2016. The growth in net revenues was preliminary driven by the growth in net revenue from cash and settlement services recognized on Tochka operations, mostly pursuant to an informational and technology services agreement with Otkritie Bank under which we provide corresponding services to Tochka clients that hold their accounts with Otkritie Bank. Corporate and Other category net revenue accounted for approximately 4.6% of total adjusted net revenue in 2017.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2017 were RUB 6,243 million, an increase of 82%, or RUB 2,820 million, as compared to the same period in 2016. This increase resulted primarily from the growth in advertising, client acquisition and related expenses by RUB 1,129 million from RUB 165 million in 2016 to RUB 1,294 million in 2017. The increase was mainly driven by the launch and roll out of the SOVEST project, including the start of its advertising campaign that involved different media channels and significant growth in the distribution of instalment cards. Other significant expense items in 2017 included compensation to employees, related taxes and other personnel expenses, which increased by 32%, or RUB 545 million, from RUB 1,682 million in 2016 to RUB 2,227 million in 2017, mostly due to expenses incurred in connection with the launch of the Tochka project, growth of the SOVEST team and an increase in share-based payment expenses due to new grants under the 2015 RSU Plan. The increase in other expenses by RUB 672 million from RUB 363 million in 2016 to RUB 1,035 million in 2017 primarily resulted from the expenses incurred in connection with the acquisition of assets of Tochka and Rocketbank from Otkritie in the amount of RUB 350 million. These main drivers of the expense growth (i.e. roll out of the SOVEST project and launch of the Tochka project) effected almost all other selling, general and administrative expenses items including tax expenses, excluding income and payroll relates taxes, advisory and audit services, office maintenance expenses and postage, and couriers expenses as a part of other expenses.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2017 was RUB 796 million. The total amount has not changed compared to the same period in 2016; however, there were certain changes in the depreciation and amortization structure. The amortization of intangible assets decreased as a result of the impairment of customer relationships and trademarks allocated to Rapida Cash Generating Unit (CGU) at the end of 2016. The decrease in amortization was offset by the increase in depreciation of fixed assets due to the acquisition of the IT infrastructure equipment necessary for our payment processing services and capitalized leasehold improvements of our new office building throughout 2017.

Other non-operating gains and losses

Loss on disposal of subsidiaries

There was no loss on disposal of subsidiaries for the year ended December 31, 2017. In December 2016, we decided to sell QIWI WALLET EUROPE SIA. The subsidiary was recognized in a disposal group as of December 31, 2016 and all its assets and liabilities were classified as held for sale. At the end of 2017 the Group entered into the contract to sell QIWI WALLET EUROPE SIA, but, the control over the entity was still not transferred as of December 31, 2017. No impairment was recognized upon reclassification of the subsidiary as a disposal group. In 2016, loss on disposal of subsidiaries was recorded in the amount of RUB 10 million. The loss on disposal in 2016 relates to the sale of Processingovyi Tsentr Rapida LLC in December 2016.

Other income and expenses

Other expenses, net for the year ended December 31, 2017 was RUB 41 million, a decrease of 41%, or RUB 28 million, compared to the same period in 2016. The decrease was mainly due to an increase in other income items that are insignificant individually.

Foreign exchange gain

Foreign exchange gain for the year ended December 31, 2017 was RUB 257 million, a decrease of RUB 783 million, compared to the same period in 2016. The decrease of foreign exchange gain was primarily a result of a revaluation recorded on US dollar funds received from our June 2014 public offering resulting from the appreciation of the U.S. dollar against the Russian ruble and significantly lower volatility as compared to 2016.

Foreign exchange loss

Foreign exchange loss for the year ended December 31, 2017 was RUB 373 million, a decrease of RUB 1,590 million, compared to the same period in 2016 mainly as result of the depreciation of the U.S. dollar against the Russian ruble and significantly lower volatility as compared to 2016.

Interest income and expenses

Interest income, net for the year ended December 31, 2017 was RUB 6 million, an increase of 121%, or RUB 34 million, compared to the same period in 2016. This increase mainly resulted from the termination of several bank guarantees in 2016.

Income tax

Income tax for the year ended December 31, 2017 amounted to RUB 698 million, an increase by 13%, or RUB 80 million, compared to the same period in 2016, resulting from the increase in profit before tax. Our effective tax rate in 2017 was 18.2%, a decrease of 1.7 bps compared to the same period in 2016, due to a change in the structure of profit before tax that was affected by higher share of profits in a low tax jurisdiction.

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2016	2017
	(in RUB millions)	(in RUB millions)
Payment Services	5,612	7,543
Consumer Financial Services	(219)	(2,164)
Corporate and Other	(679)	(1,325)
Total segment net profit	4,714	4,054

Segment net profit attributable to the Payment Services segment increased by RUB 1,931 million, or 34% in 2017 as compared to the same period in 2016. The increase was primarily a result of the growth of segment net revenue supported by the decrease in selling, general and administrative expenses (including bad debt expenses, compensation to employees, related taxes and other personnel expenses) attributed to this segment achieved by enhanced operating efficiency.

Segment net loss attributable to the Consumer Financial Services segment was RUB 2,164 million in 2017 as compared to RUB 219 million in the prior year. These expenses are related to the launch, roll out and operations of the SOVEST project and include primarily compensation to employees, related taxes and other personnel expenses, advertising and marketing expenses, consumer acquisition expenses and bad debt expenses.

Net loss attributable to the Corporate and Other category increased by RUB 646 million, or 95% in 2017 as compared to the same period in 2016. The increase was primarily driven by expenses (mostly compensation to employees, related taxes and other personnel expenses) incurred in connection with the launch of Tochka and development Rocketbank projects as well as expenses related to corporate back-office operations of QIWI Group. The increase was partially offset by a decrease in recognized allowances of loans given to ventures in 2017.

Year ended December 31, 2016 compared to year ended December 31, 2015

Revenue

Set out below are our revenues, by source, for the years ending December 31, 2015 and December 31, 2016, and as a percentage of total revenue:

	Year ended December 31,
	2015	2015	2016	2016
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	17,717	100.0	17,880	100.0
Payment processing fees	14,935	84.3	16,289	91.1
Interest revenue	859	4.9	917	5.1
Cash and settlement services	557	3.1	130	0.7
Revenue from advertising	324	1.8	253	1.4
Other revenue	1,042	5.9	291	1.7

Revenue for the year ended December 31, 2016 was RUB 17,880 million, an increase of 1%, or RUB 163 million, compared to the same period in 2015. This increase was primarily due to an increase in payment processing fees (including fees for inactive accounts and unclaimed payments). Payment processing fees (including revenue from fees for inactive accounts and unclaimed payments) for the year ended December 31, 2016 were RUB 16,289 million, an increase of 9%, or RUB 1,354 million, compared to the same period in 2015. The increase in payment processing fees resulted primarily from an increase of average net revenue yield due to the shift in payment volume mix towards higher yielding payment categories, such as E-commerce and Money Remittance, as opposed to lower yielding payment categories such as Telecom, as well as an increase in fees for inactive accounts and unclaimed payments by 16%, or RUB 177 million, from RUB 1,113 million in 2015 to RUB 1,290 million in 2016 as a result of changes to the write-off policy. This was partially offset by a decrease in payment volumes in Telecom and Other market verticals following the contraction of our kiosk network as well as further diversification of alternative methods (outside of QIWI’s products) of free mobile phone top-ups available to consumers.

The number of active Qiwi Wallet consumers increased to 17.2 million as of December 31, 2016 from 16.1 million as of December 31, 2015. The increase was driven mainly by our marketing activities. The number of our kiosks and terminals decreased, with 162,173 active kiosks and terminals as of December 31, 2016 compared to 172,269 as of December 31, 2015 primarily as a result of regulatory changes further described in “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.”

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

Other revenue for the year ended December 31, 2016 was RUB 291 million, a decrease of 72%, or RUB 751 million, compared to the same period in 2015, primarily due to (i) a decrease of revenue from sales of kiosks by 99% or RUB 392 million as a result of disposal of CMT Engineering, whose primary activity was production and sales of kiosks, in December 2015, (ii) a decrease in revenue from rent of space for kiosks by 54% or RUB 157 million as a result of decrease in the quantity of spaces for kiosks following the termination of agreements with several contractors and (iii) a decrease of interest revenue from agent’s overdrafts by 59% or RUB 177 million primarily resulting from the decrease of demand for overdraft facilities by our agents.

Operating expenses

Set out below are the primary components of our operating expenses for the years ended December 31, 2015 and December 31, 2016, and as a percentage of total revenue:

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

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2016 was RUB 8,646 million, a decrease of 1%, or RUB 49 million, compared to the same period in 2015. Transaction costs increased by 3%, or RUB 190 million, in the year ended December 31, 2016, compared to the same period in 2015, from RUB 6,300 million to RUB 6,490 million, largely due to entering into new agreements and the acquisition of Rapida LTD in June 2015, which was partially offset by the decrease in commissions to agents from RUB 3,700 million in 2015 to RUB 3,218 million in 2016, a result of the decline in the number of kiosks.

Compensation to employees and related taxes for the year ended December 31, 2016 were RUB 1,377 million, an increase of 14%, or RUB 171 million, compared to the same period in 2015, primarily due to (i) increase in payouts of termination benefits to employees in 2016; (ii) increased bonus payments for newly-hired employees relating to the launch of new projects (e.g. SOVEST) and (iii) an increase in share-based payment expenses (start of 2016 RSU program).

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

Adjusted net revenue

Adjusted net revenue for the year ended December 31, 2016 was RUB 10,611 million, an increase of 4%, or RUB 383 million, compared to the same period in 2015. The increase in adjusted net revenue was primarily due to growth of payment adjusted net revenue where an increase in payment average net revenue yield was partially offset by the decline in payment volumes as well as an increase in fees for inactive accounts and unclaimed payments offset by a decline of other adjusted net revenue. Average net revenue yield increased by 6 bps, from 1.19% for the year ended December 31, 2015 to 1.25% for the year ended December 31, 2016. Excluding fees for inactive accounts and unclaimed payments, average net revenue yield increased by 4 bps, from 1.06% for the year ended December 31, 2015 to 1.10% for the year ended December 31, 2016. The increase in average net revenue yield is primarily due to an increase (as a percentage of payment volume) of higher yielding transactions such as e-commerce and certain categories of money remittance payments, and a decrease in lower yielding categories, such as Telecoms and Other.

Segment Net Revenue

The following table presents net revenue by reportable segment for the periods indicated:

	Year ended December 31,
	2015	2016
	(in RUB millions)	(in RUB millions)
Payment Services	10,198	10,583
Consumer Financial Services	—	(3)
Corporate and Other	30	31
Total segment net revenue	10,228	10,611

Segment net revenue attributable to the Payment Services segment increased by RUB 385 million, or 4%, from 2015 to 2016. This increase was primarily due to an increase in payment processing fees (including fees for inactive accounts and unclaimed payments) by 9%, or by RUB 1,353 million in line with the volume growth as well as shift towards market verticals with higher average net revenue yield, such as E-commerce. Interest revenue increased by 5% or by RUB 45 million compared to 2015. This increase was primarily due to increase in interest income on deposits placed by Rapida LTD in April 2016 that remained until December 31, 2016. Cash and settlement services decreased by 77% or by RUB 427 million compared to 2015 primarily driven by the decline in our kiosk network and corresponding transaction volumes. Ancillary revenue decreased by 60% or by RUB 809 million compared to 2015 mainly due to decrease in advertising revenue, revenue from rent of space for kiosks and interest revenue from agent’s overdraft. Ancillary expenses decreased by 35% or by RUB 413 million compared to 2015 year mainly due to a decrease in cost of kiosks sold in 2016 as a result of the disposal of CMT Engineering, whose primary activity was production and sales of kiosks and a decrease in the cost of rent of space for kiosks. This decrease was partially offset by increase in transaction costs by 3% or by RUB 189 million compared to 2015 year primarily due to entering into new agreements and the acquisition of Rapida LTD in June 2015 partially offset by the decrease in commission to agents (as a result of decline in the number of kiosks). Payment Services segment net revenues accounted for approximately 99.7% of total revenues in both 2016 and 2015.

Segment net revenue attributable to the Consumer Financial Services segment was minus RUB 3 million as compared to nil in the same period in 2015 due to loss incurred through the launch of the payment-by-installments card project SOVEST in the end of 2016.

Net revenue attributable to the Corporate and Other category increased by RUB 1 million, or 3% from 2015 to 2016. Corporate and Other net revenues comprises of interest revenue from deposits and revenue from the sell of software rights. It accounted for approximately 0.3% of total segment net revenues in 2016 and 2015.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2016 were RUB 3,423 million, a decrease of 1%, or RUB 46 million, from 2015. This decrease resulted primarily from a decrease in bad debt expenses from RUB 362 million in 2015 to RUB 215 million in 2016, due to significant accruals for provisions and impairments made in 2015 and a decrease in advertising and related expenses by 32%, or RUB 77 million, due to the optimization of advertising expenses partially offset by (i) a growth of payroll, related taxes and other personnel expenses by 11%, or RUB 171 million, from RUB 1,511 million in 2015 to RUB 1,682 million in 2016 mostly due to increase in share-based payment expenses due to launch of the new RSU plan in 2016, and (ii) an increase of 11%, or RUB 35 million in office maintenance expenses due to renovation of our Moscow office. We anticipate that our SG&A expenses will increase in 2017 as a result of the roll out of our new pay-by-installment project SOVEST.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2016 was RUB 796 million, an increase of 16%, or RUB 107 million, compared to the same period in 2015. The depreciation increase resulted primarily from the capitalized leasehold improvements associated with our Moscow office. The amortization increase resulted primarily from an acquisition of CIHRUS LLC and its subsidiaries in June 2015, mostly from the purchase of its customer base and computer software and licenses are used in core operating activities.

Other non-operating gains and losses

Other income and expenses

Other expenses, net for the year ended December 31, 2016 were RUB 69 million, an increase of 200%, or RUB 46 million, compared to the same period in 2015. The increase was mainly due to discount amortization on loans issued.

Loss on disposal of subsidiaries

Loss on disposal of subsidiaries for the year ended December 31, 2016 was RUB 10 million compared to RUB 38 million for the same period in 2015. The loss in 2015 was represented by the loss on disposal of CMT Engineering LLC on December 29, 2015 that amounted to RUB 70 million that was partially offset by the gain from disposal of IT Billion LLC and QIWI USA LLC on May 1, 2015 that amounted to RUB 32 million. The loss on disposal in 2016 relates to the sale of Processingovyi Tsentr Rapida LLC in December 2016.

Interest expense

Interest expense for the year ended December 31, 2016 was RUB 64 million, a decrease of 41%, or RUB 45 million, compared to the same period in 2015. This decrease mainly resulted from the termination of VTB guarantees and redemptions of most of the borrowings in 2015.

Foreign exchange gain

Foreign exchange gain for the year ended December 31, 2016 was RUB 1,040 million, a decrease of RUB 1,761 million, compared to the same period in 2015. The decrease in foreign exchange gain was primarily a result of a revaluation recorded on US dollar funds received from our June 2014 public offering, due to the appreciation of the U.S. dollar against the Russian ruble.

Foreign exchange loss

Foreign exchange loss for the year ended December 31, 2016 was RUB 1,963 million, an increase of RUB 603 million, compared to the same period in 2015, mainly as a result of the depreciation of the U.S. dollar against the Russian ruble.

Income tax

Income tax for the year ended December 31, 2016 amounted to RUB 618 million, a decrease of 30% (or RUB 259 million) compared to the same period in 2015, due to a decrease of profit before tax. Our effective tax rate in 2016 was 19.9%, an increase of 5.6 % compared to the same period in 2015, due to a change in the structure of profit before tax that was affected by foreign exchange loss in low tax jurisdiction.

Non-controlling interests

Net gain attributable to non-controlling interests for the year ended December 31, 2016 was RUB 15 million, a decrease of 83%, or RUB 72 million, compared to the same period in 2015, primarily due to the disposal of QIWI USA LLC in 2015.

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2015	2016
	(in RUB millions)	(in RUB millions)
Payment Services	5,242	5,612
Consumer Financial Services	—	(219)
Corporate and Other	(1,100)	(679)
Total segment net profit	4,142	4,714

Segment net profit attributable to the Payment Services increased by RUB 370 million, or 7%, from 2015 to 2016. The growth resulted from the increase in segment net revenue that was partially offset by an increase in expenses including selling, general and administrative expenses, depreciation and amortization and bad debt expenses.

Segment net loss attributable to the Consumer Financial Services segment was RUB 219 million in 2016 as compared to nil in the prior year. The net loss increase was due to the launch of the SOVEST project in the end of 2016 year driven primarily by growth in compensation to employees, related taxes and other personnel expenses, advertising and marketing expenses and consumer acquisition expenses.

Net loss attributable to Corporate and Other category decreased by RUB 421 million, or 38%, from 2015 to 2016. Net loss decreased mainly due to: (i) QIWI USA LLC and CMT Engineering LLC loan assignments to the third party that that took place in 2015 where no such expenses were incurred in 2016; (ii) an increase in foreign exchange gain; (iii) a decrease in information and consulting expenses and a decrease in audit expenses compared to 2015 (in 2015, consulting services were rendered in connection with our secondary public offering).

B.	Liquidity and capital resources

Our principal sources of liquidity are cash on hand, deposits received from agents and consumers, and revenues generated from our operations.

Our principal needs for liquidity have been, and will likely continue to be, deposits with merchants and other working capital items, capital expenditures and acquisitions. We may seek to raise additional liquidity (through the capital markets or through bank financing) in order to finance the development of our payment-by-installment card project SOVEST, our Tochka project or for other potential projects. In particular, in respect of the SOVEST project, we may also seek to raise additional liquidity for the purpose of financing the growth of the outstanding credit portfolio. We believe that our working capital is sufficient to meet our current obligations.

Our balance of cash and cash equivalents as of December 31, 2017 was RUB 18,406 million compared to RUB 18,997 million as of December 31, 2016 and RUB 19,363 million as of December 31, 2015. Cash and cash equivalents comprise predominantly cash at banks and short-term deposits with an original maturity of three months or less.

In 2017 the Company received a guarantee and secured it by a cash deposit of USD 2.5 million until July 31, 2018.

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

Similarly, some of our merchants (primarily the Big Three MNOs and payment systems including Visa and MasterCard) request that we make deposits with them in relation to payments processed through our system. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of December 31, 2017, deposits received from agents, individual customers and unsettled money remittances were RUB 8,950 million, compared to RUB 8,424 million as of December 31, 2016 and RUB 9,722 million as of December 31, 2015. The growth was primarily driven by an increased amount of deposits received from individual customers as a result of the growth of the number of active Qiwi Wallets. As of December 31, 2017, deposits issued to our merchants were RUB 3,906 million, compared to RUB 2,315 million as of December 31, 2016 and RUB 2,723 million as of December 31, 2015. The increase in deposits issued to merchants resulted from significant growth in the amount of such deposits due to a lesser volume of bank guarantees available to us as compared to the previous year, and an increase in deposits to payment systems resulting from higher payment volumes as compared to 2016. At the same time, cash receivable from agents increased from RUB 1,980 million as of December 31, 2015 to RUB 2,998 million as of December 31, 2016 and RUB 4,240 million as of December 31, 2017. The increase in 2017 as compared to year ended December 31, 2016 is mostly a result of an increase in payment volume of certain agents and holiday timing (December 30, 2017 was a holiday in Russia in 2017, but not in 2016 when it was a working day) which resulted in more cash receivables from agents being accumulated.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing system and the acquisition of the software that we use in operations. Capital expenditures were RUB 794 million for the year ended December 31, 2017, (including mainly assets acquired for the purpose of launch of the Tochka project and development of the Rocketbank project amounting to RUB 358 million) and primarily consisted of: (i) RUB 293 million related to construction in progress; (ii) RUB 244 million related to the acquisition of computer software; (iii) RUB 196 million related to the acquisition of processing servers and engineering equipment; and (iv) RUB 61 million related to additions of computers, office and other equipment.

For the year ended December 31, 2016 our capital expenditures were RUB 680 and included: (i) RUB 182 million related to the acquisition of computer software; (ii) RUB 113 million related to the acquisition of processing servers and engineering equipment; (iii) RUB 102 million related to leasehold improvements; (iv) RUB 61 million related to prepayments for the acquisition of computer software; (v) RUB 49 million related to internal development of R&D projects and (vi) RUB 173 million related to other capital expenditures including the acquisition of office equipment, construction in progress and other equipment.

For the year ended December 31, 2015 our capital expenditures were RUB 314 million and included: (i) RUB 226 million related to the acquisition of computer software (ii) RUB 44 million related to the acquisition of processing servers and engineering equipment, and (iii) RUB 44 million related to the acquisition of computer, office, construction in progress and other equipment.

As of December 31, 2017 we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the years ended December 31, 2015, 2016 and 2017:

	December 31,
	2015	2016	2017
	(in RUB millions)
Net cash flow (used in)/generated from operating activities	(1,007)	5,543	3,560
Net cash flow (used in)/generated investing activities	3,556	180	(1,653)
Net cash flow used in financing activities	(1,893)	(4,637)	(2,160)
Effect of exchange rates on cash and cash equivalents	1,612	(1,428)	(333)
Net increase/(decrease) in cash and cash equivalents	2,268	(342)	(586)
Cash and cash equivalents at the beginning of the period	17,095	19,363	19,021
Cash and cash equivalents at the end of the period	19,363	19,021	18,435

Cash flows from operating activities

Net cash generated from operating activities for the year ended December 31, 2017 was RUB 3,560 million, compared to RUB 5,543 million for the same period in 2016. The decrease in net cash flow from operating activities is a result of changes in working capital, primarily an increase in loans issued from banking operations. The sharp increase in loans issued from banking operations is related mostly to the development of the SOVEST project and corresponding marketing activities that took place in 2017, in order to promote the adoption and usage of the product.

Net cash generated from operating activities for the year ended December 31, 2016 was RUB 5,543 million, compared to net cash used in operating activities of RUB 1,007 million for the same period in 2015. The increase in net cash flow from operating activities was a result of changes in working capital, primarily an increase in accounts payable and accruals partially offset by an increase in trade and other receivables. In 2016, our working capital balances returned to that of a more ordinary course of business, as our agents stabilized their businesses after more stringent regulation by the CBR was enforced and the overall deterioration of the Russian economy in 2015.

Cash flows from investing activities

Net cash flow used in investing activities for the year ended December 31, 2017 was RUB 1,653 million, compared to net cash flow generated from investing activities of RUB 180 million for the same period in 2016. The decrease in net cash flow was primarily driven by net cash used in acquisition of a joint venture (Flocktory Ltd) amounting to RUB 813 million in 2017, compared to RUB 10 million of net cash used in a business combination in 2016, and the purchase of intangible assets in 2017 related to the Tochka and the Rocketbank projects.

Net cash inflow generated from investing activities for the year ended December 31, 2016 was RUB 180 million, compared to RUB 3,556 million for the same period in 2015. The decrease in net cash flow was primarily a result of a significant amount of net cash acquired upon business combinations of RUB 3,181 million in 2015 compared RUB 10 million of net cash used in business combinations in 2016.

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2017 was RUB 2,160 million, compared to RUB 4,637 million for the same period in 2016. The decrease in net cash used in financing activities was primarily due to smaller amount of dividends distributed to shareholders in 2017 compared to 2016. We expect that throughout 2018 we will refrain from distributing dividends.

Net cash used in financing activities for the year ended December 31, 2016 was RUB 4,637 million, compared to RUB 1,893 million for the same period in 2015. The increase in net cash used in financing activities was primarily due to the fact that we paid an additional RUB 3,929 million in dividends to our shareholders in 2016 compared to 2015. This increase was partially offset by a decrease in the repayment of borrowings in 2016 as a result of the settlement of outstanding debt in 2015.

Borrowings

During the year ended December 31, 2017 the Group had available overdraft credit facilities with an overall credit limit of RUB 1,460 million, with maturity from May 2018 to June 2020, and interest rates up to 30% per annum. The balance payable under these credit lines as of December 31, 2017 was zero. Some of these agreements stipulated the right of a lender to increase the interest rate in case covenants are violated.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

We do not have any off-balance sheet financing arrangements.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Operating lease obligations	1,090	397	569	124	—
Purchase contractual obligations	210	210	—	—	—
Unused limits on instalment card loans including credit limits not yet activated*	8,603	8,603	—	—	—
Total contractual obligations	9,903	9,210	569	124	—

*	The primary purpose of these instruments is to ensure that funds are available to customers as required. Commitments to extend credit represent unused portions of both activated and not activated by the customers of instalment card loans. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards.

G.	Safe harbor

See “Special Note Regarding - Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Boris Kim	54	Director, Chairman of the Board
Sergey Solonin	44	Director, Chief Executive Officer
Marcus Rhodes	56	Independent Director
Rohinton Minoo Kalifa	56	Independent Director
Osama Bedier	42	Independent Director
Elena Budnik	35	Director
Evgeny Dankevich	50	Director
Andrey Protopopov	36	Head of IT and Product
Alexander Karavaev	42	Chief Financial Officer

Biographies

Boris Kim. Mr. Boris Kim has served as our director since May 2013 and as chairman of our board of directors since June 2014. He is also an executive director at Association for Development of Financial Technologies. Mr. Kim is an entrepreneur with over 20 years of experience in the payment services industry. During his career, he held top roles in Russian banks. Mr. Kim is one of the co-founders of the e-port payment system and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From 2007 until 2012 Mr. Kim was the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 and in 2007 with a degree in psychology and a degree in philosophy respectively. He holds a Candidate of Sciences Degree in Chemistry (Lomonosov Moscow State University, 1989).

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. Mr. Solonin is an entrepreneur and has over 15 years of experience in the payment services and banking industries. He is one of the co-founders of QIWI and held key executive roles within QIWI Group. Mr. Solonin is currently a member of the board of directors of Qiwi Bank and a General Director of QIWI JSC. He is also a co-director of the FinNet working group within the framework of the National Technology Initiative since September 2016, a member of the Supervisory Board of Association for Development of Financial Technologies since January 2017, a member of the board of directors of “AlfaStrakhovanie” PLC since June 2017, a member of the Investment Committee of Venture Fund of Skolkovo — IT I since June 2017 and a member of the Expert Committee of Vnesheconombank since October 2017. Mr. Solonin graduated from Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Marcus Rhodes. Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for PhosAgro (since May 2011). From May 2014 to May 2017 Mr. Rhodes was an independent director and chairman of the audit committee for Zoltav Resources, from February 2009 to May 2016 an independent director and chairman of the audit committee for Cherkizovo Group, from September 2009 to June 2015 for Tethys Petroleum, from July 2008 to June 2011 for Wimm-Bill-Dann Foods and from November 2009 to June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics and social history.

Rohinton Minoo Kalifa. Mr. Ron Kalifa has served as our director since June 2014. He is Vice Chairman and Executive Director of Worldpay since April 2013, having previously been CEO of the organization for over 10 years. Prior to this Mr. Kalifa held senior executive roles within the Royal Bank of Scotland Group and NatWest. He also sits on the boards of Transport for London and UK Finance. Mr. Kalifa was awarded an OBE in the Queen’s New Year 2018 Honours List for services to financial services and technology. Mr. Kalifa studied Executive Education at Harvard Business School.

Osama Bedier. Mr. Osama Bedier has served as our director since June 2014. Mr. Bedier is the founder of Poynt Co. and serves as its chief executive officer. Prior to setting up Poynt, he founded and led Wallet & Payments at Google for two and a half years starting January 2011. Prior to Google, Mr. Bedier spent 8 years running product development at PayPal starting from April 2003. He has also held engineering leadership roles since the introduction of the web at organizations such as eBay, Gateway Computers and AT&T wireless.

Elena Budnik. Ms. Elena Budnik has served as our director since June 2017. Ms. Budnik joined “Bank Otkritie Financial Corporation” (Public Joint-Stock Company) at the beginning of 2012 and held a senior executive role at Otkritie until recently. Throughout her career, Ms. Budnik worked at MDM Bank, headed Retail Sales at OTP Bank and headed Retail Products at Barclays Bank. She graduated from Lomonosov Moscow State University in 2004 with a degree in economics.

Evgeny Dankevich. Mr. Evgeny Dankevich has served as our director since June 2017. During his career, Mr. Dankevich held various executive roles within Otkritie, worked at GUTA-BANK and headed trading operations department at Osnovanie Investment Company. He graduated from National Research University of Electronic Technology in 1990 with a degree in computer and automated systems software and from Academy of National Economy under the Government of the Russian Federation in 1993 with a degree in financial management.

Andrey Protopopov. Mr. Andrey Protopopov has served as our head of IT and product since June 2015. before this he served as head of product management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development. Mr. Protopopov graduated from Novosibisrsk State University in 2004 with a masters degree in mathematics.

Alexander Karavaev. Mr. Alexander Karavaev has served as our chief financial officer since July 2013. Mr. Karavaev has 20 years of experience in finance and accounting. From August 2012 to July 2013, Mr. Karavaev served as our chief operating officer. Before joining us, from November 2008 until September 2011 Mr. Karavaev was a chief financial officer of Mail.ru. He also previously served as a nominee director for Mail.ru on our board of directors. Previously, Mr. Karavaev was a chief financial officer of Akado Group (a subsidiary of Renova Holding) between March 2008 and October 2008 and a deputy chief financial officer at Renova between May 2007 and October 2008. He was also vice president of development of financial systems at SUAL Holding from December 2003 until May 2007. Mr. Karavaev started his career at the audit department of Arthur Andersen in July 1997 and after moving to Ernst & Young in May 2001 worked at the audit and business consulting departments until December 2003. Mr. Karavaev graduated with honors from Siberian Aerospace Academy in 1998 with a degree in economics, majoring in management and strategic planning. Concurrently, between September 1996 and October 1997, he attended the University Passau in Germany, studying strategic planning.

B.	Compensation.

Compensation of Directors and Executive Officers

Under our articles of association, our shareholders determine the compensation of our directors from time to time at a general meeting of our shareholders, our board of directors determines the compensation of our chief executive officer (which power has been delegated to the compensation committee). The compensation of our other executive officers is determined by our chief executive officer while our board of directors approves corporate key performance indicators (“cKPI”) and total bonus pool for those executive officers. In case of underperformance of KPIs a right to make a final decision on bonus pool distribution is left to the Board.

For the year ended December 31, 2017, the aggregate remuneration paid (comprising salary, discretionary bonuses, share-based payments and other short-term benefits) to our directors and executive officers was RUB 130 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Our key management and some other senior managers participate in a bonus program of the Company which is subject to performance of cKPI that are approved by the Board of Directors. The cKPI for 2017 and 2018 consists of payment services segment net revenue (weight – 25%), payment services segment expenses / payment services segment net revenue (weight – 25%), payment services segment payment volume (weight – 25%) and assistance to CFS segment and other strategic projects (assessed by CEO) (weight – 25%). Bonus shall be allocated on an annual basis subject to performance of the cKPI according to the formula approved by the Board of Directors. Bonus allocation shall take place upon approval of the annual consolidated financial statements of the Company by the Board of Directors.

2012 Employee Stock Option Plan

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

Administration. Our board of directors administers the 2012 Plan, including determining the vesting schedule, exercise price, term of the award, transfer restrictions applicable to shares acquired pursuant to an option exercise and other terms and conditions of option awards under the 2012 Plan. Our board of directors also has the authority to make all necessary or appropriate interpretations of 2012 Plan terms. The participants of the 2012 Plan are also selected by our Board.

Option Terms Generally. Options granted under the 2012 Plan permit the holder of the option to purchase our class B shares once such options are vested and exercisable, at a purchase price per share determined by our board of directors and specified in the option grant. Grants of options under the 2012 Plan following the initial public offering have a purchase price per share not less than the average closing price of our class B shares on the principal exchange, on which such shares are then traded for the ten business days immediately preceding the date of grant. Options granted under the 2012 Plan cannot be sold, pledged or disposed of in any manner without our prior written consent.

Other Information. Shares subject to options which are cancelled or forfeited without being exercised will be returned to the 2012 Plan and will be available for subsequent option grants under the 2012 Plan. Any material amendment to the 2012 Plan (such as the addition of more class B shares to the pool of shares available under the 2012 Plan) or the adoption of a new equity compensation plan is subject to approval in compliance with applicable Cypriot law.

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

Other Information. The number of shares underlying expired, terminated or cancelled RSUs, shall continue to be available for the purpose of further awards under the 2015 Plan. Any material amendment to the 2015 Plan (such as the addition of more class B shares to the pool of shares available under the 2015 Plan) or the adoption of a new equity compensation plan is subject to approval in compliance with applicable Cypriot law.

2017 Employee Stock Option Plan

General. In December 2017, our shareholders approved an Employee Stock Option Plan, or the 2017 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. Under the 2017 Plan, we may grant options to purchase our class B shares to employees and service providers in connection with their provision of services to us or our subsidiaries. A maximum of shares equal to 10 percent of the aggregate number of class A and class B shares issued and outstanding from time to time are reserved for issuance under the 2017 Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The 2017 Plan is scheduled to expire on the tenth anniversary thereof, although previously granted awards will remain outstanding after such date in accordance with their terms.

Administration. Our board of directors administers the 2017 Plan, including determining the vesting schedule, exercise price, term of the award and other terms and conditions of option awards, making all necessary or appropriate interpretations of the 2017 Plan. The participants of the 2017 Plan area also selected by the Board. The members of our Board of Directors and our chief executive officer are eligible to receive the options under the 2017 Plan subject to the approval by the relevant corporate body of the Company.

Option Terms Generally. Options granted under the 2017 Plan permit the holder of the option to acquire our class B shares once such options are vested and exercisable, at a purchase price per share determined by our board of directors and specified in the option grant. However, the exercise price shall not be less than the average closing price per-share of the shares being traded in the form of American Depositary Shares (ADS) on the NASDAQ Global Select Market for the five (5) business days immediately preceding the grant date or the par value of the shares, whichever is higher, provided that for participants who are United States taxpayers, the Exercise Price shall be not less than such closing price for the business day immediately preceding the grant date. Options granted under the 2017 Plan cannot be sold, pledged or disposed of in any manner without our prior written consent.

Other Information. Shares subject to options which are cancelled or forfeited without being exercised will be returned to the 2017 Plan and will be available for subsequent option grants under the 2017 Plan. Any material amendment to the 2017 Plan (such as the addition of more class B shares to the pool of shares available under the 2017 Plan) or the adoption of a new equity compensation plan is subject to approval in compliance with applicable Cypriot law.

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at March 23, 2018:

	Option plan	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Alexander Karavaev	RSU Plan	August 12, 2016	—	6,166	n/a	December 31, 2022
	RSU Plan	November 9, 2017	—	10,000	n/a	December 31, 2022
Andrey Protopopov	ESOP	November 15, 2013	51,000	—	41.2380	December 31, 2020
	RSU Plan	August 12, 2016	—	5,666	n/a	December 31, 2022
	RSU Plan	November 9, 2017	—	10,533	n/a	December 31, 2022

C.	Board Practices.

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to seven directors nominated and elected by the shareholders (subject to certain exemptions), including not less than three directors who shall be independent directors (see also “Description of Share Capital—Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the annual report will expire at the annual general meeting of shareholders to be held in 2018. Our directors shall be elected at each subsequent annual general meeting of shareholders. Our articles of association provide that we may have up to seven directors, including not less than three independent directors. Non-independent directors shall not be more than four.

Under the Nasdaq Listing Rules, a director employed by us or that has, or had, certain relationships with us during the three years prior to this annual report, cannot be deemed to be an independent director, and each other director will qualify as independent only if our board of directors affirmatively determines that the director has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Our articles of association provide that any elected director may be qualified as an independent director if such director meets certain criteria under the Nasdaq Listing Rules. Accordingly, our board of directors has affirmatively determined that Mr. Marcus Rhodes, Mr. Ron Kalifa and Mr. Osama Bedier are each an independent director in accordance with the Nasdaq Listing Rules.

Committees of our Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the strategy committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit Committee. Our audit committee consists of Messrs. Bedier, Kalifa and Rhodes. Mr. Rhodes is the chairman of the audit committee and our board of directors has determined that Mr. Rhodes qualifies as an “audit committee financial expert,” as defined under Nasdaq Listing Rules and the rules and regulations of the Exchange Act. Messrs. Bedier, Kalifa and Rhodes are each an independent director in accordance with the Nasdaq Listing Rules.

The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications, independence and performance and (d) the performance of our internal audit function and independent auditor.

Our audit committee’s duties include, but are not limited to:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and our independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Messrs. Bedier, Budnik and Kalifa. Mr. Kalifa is the chairman of the compensation committee. Messrs. Bedier and Kalifa are independent directors in accordance with the Nasdaq Listing Rules, whereas Ms. Elena Budnik is a non-independent director. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

•	approving the compensation package of the chief executive officer;

•	administering our equity incentive plan;

•	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and

•	authorizing the repurchase of shares from terminated employees.

Strategy Committee. Our strategy committee consists of Messrs. Bedier, Dankevich and Kalifa. Mr. Bedier is the chairman of the strategy committee. Our strategy committee has a key role in defining our strategic goals and objectives, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees. The Code of Ethics and Business Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A copy of the Code of Ethics and Business Conduct is available on our website: https://investor.qiwi.com/corporate-governance/documents.

Directors’ Duties

Under Cyprus law, our directors owe fiduciary duties both under common law and statute, including a statutory duty and common law duty to act honestly, in good faith and in what the director believes are the best interests of the company. When exercising powers or performing duties as a director, the director is required to exercise the care, diligence and skill that a responsible director would exercise in the same circumstances taking into account, without limitation, the nature of the company, the nature of the decision and the position of the director and the nature of the responsibilities undertaken by him. The directors are required to exercise their powers for a proper purpose and must not act or agree to the company acting in a manner that contravenes our articles of association or Cyprus law.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of these contains standard terms and conditions in compliance with Russian labor law. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits.

We may terminate the employment agreements with our executive officers in accordance with the general provisions envisaged by Russian labor law if, among other things, one of our executive officers commits serious breach of duties, is guilty of any gross misconduct in connection with the handling of money or valuables, or takes an erroneous decision that leads to the improper use of, or causes damage to, our property. In addition, Russian labor law and employment agreements of some of our executive officers contain certain additional provisions whereby we may terminate their employment agreements if such officers are dismissed from office in accordance with Russian bankruptcy legislation.

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

Limitation on Liability and Indemnification of Directors and Officers

Our memorandum and articles of association provide that, subject to certain limitations, we will indemnify our directors and officers against any losses or liabilities which they may sustain or incur in or about the execution of their duties including liability incurred in defending any proceedings, whether civil or criminal, in which judgment is given in their favor or in which they are acquitted.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 23, 2018, by:

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

The calculations in the table below are based on 14,277,871 class A shares and 46,671,186 class B shares outstanding as of March 23, 2018, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by U.S. holders.

	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting
Directors and Executive Officers:
Sergey Solonin	11,261,399	—	78.9	—	59.4
Boris Kim	1,218,894	92,543	8.5	*	6.5
Marcus Rhodes	—	500	—	*	—
Osama Bedier	—	—	—	—	—
Rohinton Minoo Kalifa	—	—	—	—	—
Elena Budnik	—	—	—	—	—
Evegeny Dankevich	—	—	—	—	—
Andrey Protopopov(1)(3)	—	67,199	—	*	*
Alexander Karavaev(2)(3)	—	16,166	—	*	*

All directors and executive officers as a group
Principal Shareholders:
Sergey Solonin	11,261,399	—	78.9	—	59.4
Boris Kim	1,218,894	92,543	8.5	*	6.5
Mitsui & Co., Ltd.(4)	857,701	857,702	6.0	1.8	5.0
Public Joint-Stock Company «Bank Otkritie Financial Corporation»(5)	—	21,426,733	—	45.9	11.3
Melqart Asset Management (UK) Ltd.(6)	—	3,129,305	—	6.7	1.7

*	Represents less than 1%.
(1)	Reflects options to purchase 51,000 class B shares that have already vested and the right to receive 16,199 class B shares that are currently unvested.
(2)	Including the right to receive 16,166 class B shares that are currently unvested.
(3)	Calculated as percentage of the issued share capital assuming the exercise of all vested options and restricted stock units held by the participants.
(4)	Mitsui & Co., Ltd. is a widely-held public corporation the shares of which are traded on the Tokyo, Nagoya, Sapporo, and Fukuoka stock exchanges. The address of such entity is 1-3, Marunouchi 1-Chome, Chiyoda-ku, Tokyo, 100-8631, Japan.
(5)	Based solely on the Schedule 13-D filed by Public Joint-Stock Company «Bank Otkritie Financial Corporation» with the Securities and Exchange Commission on December 29, 2017.
(6)	Based solely on the Schedule 13-G filed by Melqart Asset Management (UK) Ltd. with the Securities and Exchange Commission on February 13, 2018.

B.	Related Party Transactions.

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 379 million as of December 31, 2017 (including accounts of Otkritie Bank of RUB 283 million). We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Information Technology Services and Other Agreements with Otkritie Bank

We have a number of information technology services agreements entered into in the ordinary course with our significant shareholder Otkritie Bank, which is considered a related party since December 20, 2017. Operating income and expenses attributable to our agreements with Otkritie Bank amounted to RUB 38 million for 11 days ended December 31, 2017. The total amount owed by Otkritie Bank as of December 31, 2017 is RUB 1,305 million and consists of current receivable. The total amount owed to Otkritie Bank as of December 31, 2017 is RUB 212 million and consists of current payable.

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

Dividend Policy

In the medium to long term, we aim to distribute all excess cash to our shareholders in the form of dividends. Excess cash is defined as adjusted net profit for a year less an amount management deems necessary for near term corporate action or other business needs including but not limited to merger and acquisition activities and capital expenditures. However, given that the Company have invested heavily in the development of new projects in 2017 and plans to continue to invest in the development of such projects in 2018, the board of director of the Company took the decision to temporarily refrain from the distribution of dividends. The board of directors reserves the right to distribute the dividend on a quarterly basis as it deems necessary. This statement is a general declaration of intention and the actual declaration of dividends will require corporate action at the relevant time on which a decision will be taken by the board of directors or the general meeting of its shareholders, as the case may be, depending on the precise circumstances that prevail at the time, and shareholders or potential investors should not treat this statement as an obligation or similar undertaking by us that dividends will be declared as set out herein. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our shareholders’ equity below the sum of the issued share capital, including any share premium, and the reserves which we must maintain under Cyprus law and our articles of association.

As a holding company, the level of our income and our ability to pay dividends depends primarily upon the receipt of dividends and other distributions from our subsidiaries. The payment of dividends by our subsidiaries is contingent upon the sufficiency of their earnings, cash flows, regulatory capital requirements, and distributable profits.

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

	High	Low
	(in U.S.$)
Year
2014	56.37	18.70
2015	34.89	15.07
2016	17.77	10.65
2017	25.25	11.80
Quarter
2016:
First Quarter	17.77	10.65
Second Quarter	16.40	10.73
Third Quarter	15.91	11.47
Fourth Quarter	15.00	12.36
2017:
First Quarter	17.31	11.80
Second Quarter	25.20	16.14
Third Quarter	25.25	15.95
Fourth Quarter	17.51	13.80
Most recent six months
2017:
September	18.02	16.01
October	17.51	16.10
November	17.29	14.73
December	17.33	13.80
2018:
January	18.27	16.51
February	17.00	14.74

The following table sets forth for the periods indicated the high and low sales price per ADS as reported on MOEX:

	High	Low
	(in RUB)
Year
2014	1,948	1,004
2015	1,895	995
2016	1,300	709
2017	1,495	711
Quarter
2016:
First Quarter	1,300	825
Second Quarter	1,075	709
Third Quarter	1,018	770
Fourth Quarter	945	770
2017:
First Quarter	974	711
Second Quarter	1,462	938
Third Quarter	1,495	920
Fourth Quarter	1,016	816
Most recent six months
2017:
September	1,046	920
October	1,013	938
November	1,016	916
December	910	816
2018:
January	1,043	917
February	970	871

The closing price for our ADSs on the Nasdaq on March 23, 2018 was US$17.68 per ADS and on MOEX was RUB 1,030 per ADS.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	Additional Information

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

Our memorandum and articles of association contain, among others, the following provisions:

Objects

Our objects are set forth in full in Regulation 3 of our memorandum of association. The objects for which we are established are to assist in carrying on the business of a variety of entities, both public and private, with no restriction as to type, industry, legal form, or services provided. We aim to engage and train professional, technical, and other staff, retain such staff internally for the benefit of our Company, or allocate the aforesaid personnel or their services to those requiring such services and assistance. We are empowered to purchase or otherwise acquire all or any part or interest in the business and liabilities of other entities that we determine will be of benefit to us and our shareholders. We are additionally authorized to borrow, raise money or secure obligations in on such terms as we see fit, to issue any type of securities, both secured or unsecured (and upon such terms as priority or otherwise), and to invest moneys not immediately required, other than towards our shares. We may enter into any arrangement for working jointly with any other company, partnership or person, provided the joint work is in furtherance of our business or our interests and generally do all such other things as may appear to be incidental or conductive to the attainment of our objects.

Shareholders’ General Meetings

Share Capital

Our share capital is divided into two classes of shares: class A shares, each of which carries ten votes at shareholders’ general meetings, and class B shares, each of which carries one vote at shareholders’ general meetings.

Convening Shareholders’ Meetings

An annual general meeting must be held not more than 15 months after the prior annual general meeting, and at least one annual general meeting must be held in each calendar year.

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

The annual general meeting and a shareholders’ general meeting called for the election of directors or for a matter for which Cypriot law requires a special resolution, which means a resolution passed by a majority of not less than 75% of the voting rights attached to our issued shares present and voting at a duly convened and quorate general meeting, must be called with no less than 45 days’ written notice or such longer notice as is required by the Companies Law (not counting the day in which it was served or deemed to be served and the date in which it was received). Other shareholders’ general meetings must be called with no less than 30 days’ written notice.

A notice convening a shareholders’ general meeting shall be served within 5 days after the record date for determining the shareholders entitled to receive notice of attend and vote at such General Meeting, which is fixed by the Board and is not more than 60 days and not less than 45 days prior to an Annual General Meeting, or a General Meeting called for the passing of a Special Resolution, or for the election of Directors, and not more than 45 days and not less than 30 days prior to any other General Meeting. A notice convening a shareholders’ general meeting must be sent to each of the shareholders, provided that the accidental failure to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice will invalidate the proceedings at that meeting to which such notice refers in the event that a shareholder holding not less than 5% of our outstanding share capital is not in attendance as a result of the accidental failure to give notice or non-receipt thereof.

All shareholders are entitled to attend the shareholders’ general meeting or be represented by a proxy authorized in writing. The quorum for a shareholders’ general meeting will consist of shareholders representing 50.01% of the voting rights attached to our issued shares, whether present in person or by proxy.

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

It is understood that, if at a proposed general meeting there shall be elections of both non-independent directors and independent directors, (i) there shall be two separate sets of voting procedures, one with respect to the non-independent directors and one with respect to the independent directors; (ii) at each such procedure the shareholders shall have the number of votes provided by the articles of association for the election of non-independent directors and independent directors respectively and (iii) the voting procedure in respect of the minimum number of independent directors, being three directors, shall take place first.

Each of the board and any shareholder or group of shareholders is entitled to nominate one or more individuals for election (or re-election) to our board of directors not less than 30 days prior to any general meeting at which the non-independent directors are scheduled to be appointed. The board shall screen all submitted nominations for compliance with the provisions of our articles of association following which it shall compile and circulate a final slate of nominees to be voted on at the general meeting to all the shareholders entitled to attend and vote at the relevant general meeting at least 15 days prior to the scheduled date thereof.

Except as set out below, the non-independent directors are appointed by shareholder weighted voting, under which each shareholder has the right to cast among one or more nominees as many votes as the voting rights attached to its shares multiplied by a number equal to the number of non-independent directors to be appointed. Non-independent directors are appointed as follows: (1) the term of office of the non-independent directors shall be for a period from the date of the annual general meeting at which they were elected until the following annual general meeting; (2) all the non-independent directors shall retire from office at each annual general meeting; (3) all retiring non-independent directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the non-independent directors retire by electing another individual nominated to the office of non-independent director by any of the board, any shareholder or group of shareholders, and in default the retiring non-independent director shall, if offering himself for re-election and if he has been so nominated by the board, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such non-independent director shall have been put to the meeting and not adopted.

The independent directors are nominated by the board, a shareholder or group of shareholders. All independent directors are appointed by shareholder weighted voting in the same manner as voting for non-independent directors. The independent directors will be appointed as follows: (1) the term of office of each independent director shall be for a period from the date of the annual meeting at which such independent director has been duly elected and qualified until the following annual general meeting; (2) all the independent directors shall retire from office at each annual general meeting; (3) all retiring independent directors shall be eligible for re-election; and (4) the vacated position may be filled at the meeting at which the independent directors retire by electing another individual nominated by any of the board, a shareholder or a group of shareholders by serving a notice at least 30 days prior to such general meeting, and in default the retiring independent director shall, if offering himself for re-election and if he has been so nominated by the board, be deemed to have been re-elected, unless at such meeting it is expressly resolved not to fill such vacated position or unless a resolution for the re-election of such independent director shall have been put to the meeting and not adopted.

At any moment of time after the appointment of the non-independent directors any director may request the board to screen the non-independent directors for compliance with independence criteria within the meaning of the Nasdaq Listing Rules. In case the board determines that any non-independent director meets the criteria, such non-independent director shall be re-classified as the independent director.

In the event that the entire board of directors is terminated by a shareholder or a group of shareholders representing at least 10.01% of the voting rights attached to our issued shares in relation to exercise by the board of directors of its right to appoint a director to fill a vacancy on the board, the board will remain in office only to summon a general meeting for purposes of (1) terminating the entire board pursuant to a request of the requesting shareholders and (2) appointing new non-independent directors, and new independent directors. If, for any reason, the number of directors falls below the number fixed by the articles of association as the necessary quorum for board meetings and the vacant positions are not filled as per the above procedure within 21 days, the remaining directors may remain in office only to convene a general meeting, at which all directors must retire and new directors will be appointed as provided above.

Our board of directors can elect a chairman by an absolute majority of votes of all the directors, provided that an affirmative vote of at least one independent director is received (for so long as class A shares are in issue and are outstanding).

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting, which must be convened with at least 28 days’ notice (under our articles of association at least 30 days’ notice is required). The office of any of the directors becomes vacant if, among other things, the director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or (b) becomes permanently incapable of performing his or her duties due to mental or physical illness or due to his or her death. If our board of directors exercises its right to appoint a director to fill in a vacancy on the board created during the term of a director’s appointment as provided in our articles of association, a shareholder or a group of shareholders holding at least 10.01% of the voting rights attached to our issued shares may terminate the appointment of the entire board of directors. See also “—Appointment of Directors.”

Powers of the Board of Directors

Our board of directors has been granted authority to manage our business affairs and has the authority to decide, among other things, on the following:

(a)	approval of strategy and annual budget and for the group;

(b)	approval of certain transactions, including material transactions (as defined in our articles of association), borrowings as well as transactions involving sale or disposition of any interest in any group company (other than QIWI plc) or all or substantially all of the assets of any group company;

(c)	any group company’s exit from or closing of a business or business segment, or a down-sizing, reduction in force or streamlining of any operation over certain thresholds as set out in our articles of association;

(d)	any merger, consolidation, amalgamation, conversion, reorganization, scheme of arrangement, dissolution or liquidation involving any group company (other than QIWI plc);

(e)	entry into (whether by renewal or otherwise) any agreement or transaction with a related party except for: (1) transactions in the ordinary course of business (as defined in our articles of association) on an arm’s length basis, (2) intra-group transactions, (3) transactions at a price less than U.S.$50,000 (if the price can be determined at the time the transaction is entered into);

(f)	issuance and allotment of shares by us for consideration other than cash; and

(g)	adoption of any employee stock option plan or any other equity-based incentive compensation program for our group (subject to a general meeting approving the total number of shares and classes of shares to be reserved for issuance under any such program).

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

A resolution at a duly constituted meeting of our board of directors is approved by an absolute majority of votes of all the directors unless a higher majority and/or affirmative vote of any independent directors is required on a particular matter. The chairman does not have a second or casting vote in case of a tie. A resolution consented to in writing, signed or approved by all directors will be as valid as if it had been passed at a meeting of our board of directors or a committee when signed by all the directors.

Where a director has, directly or indirectly, an interest in a contract or proposed contract, that director must disclose the nature of his or her interest at the meeting of the board of directors and shall not vote on such contract or arrangement, nor shall he be counted in the quorum present at the meeting.

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

Issue of shares and pre-emptive rights. Subject to the Cypriot law and our articles of association, already authorized but not yet issued shares are at the disposal of our board of directors, which may allot or otherwise dispose of any unissued shares as it may decide. All new shares and/or other securities giving right to the purchase of our shares or which are convertible into our shares must be offered before their issue to our shareholders on a pro rata basis. If the new securities are of the same class as existing shares, the offer must first be made on a pro rata basis to the shareholders of the relevant class and, if any such new securities are not taken up by those shareholders, an offer to purchase the excess will be made to all other shareholders on a pro rata basis (provided that such pre-emption rights have not been removed). Our shareholders have authorized the suspension of the right of pre-emption set out above for a period of five years from the date of the closing of our initial public offering in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs.

Conversion. At the irrevocable request of any class A shareholder, all or part of the class A shares held by such shareholder will convert into class B shares, on the basis that each class A share shall convert into one class B share, and the class B shares resulting from such conversion shall rank pari passu in all respects with the existing class B shares in issue.

In addition, class A shares will be automatically converted into class B shares, on a one-to-one basis, in the following circumstances: (1) all class A shares which are transferred by a holder, except in circumstances permitted under our articles of association, shall, immediately upon such transfer, be automatically converted into class B shares; (2) all class A shares held by a shareholder will be automatically converted into class B shares on the occurrence of a change of control (as defined in our articles of association) of that class A shareholder; and (3) all class A shares will be automatically converted into class B shares in the event that the aggregate number of class A shares constitute less than 10% of the aggregate number of class A and class B shares outstanding.

For so long as class A shares are in issue and are outstanding, class A shares will not convert into class B shares where: (1) the transfer is to one or more of the transferor’s directly or indirectly controlled affiliates (as defined in our articles of association); (2) 10% or more of the total number of class A shares in issue are transferred; (3) the transfer is to one or more of the existing class A shareholders; and (4) the transfer is to the person(s) that was (were) the ultimate beneficial owner(s) of class A shareholder at the time of Listing. In the case of (2) above the transfer of A shares is permitted if: (a) it is approved in writing by the shareholders holding in aggregate at least 75% of the total number of class A shares in issue; or (b) the shareholder (or a group of shareholders) transferring class A shares has (or have) offered such shares to the other then existing shareholders holding class A shares in accordance with the procedure set out in the articles of association.

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

Winding Up. If our company is wound up, the liquidator may, upon a special resolution and any other procedure prescribed by the Cypriot law, (i) divide in specie or kind all or part of our assets among the shareholders; and (ii) vest the whole or any part of such assets in trustees for the benefit of the contributories as the liquidator shall think fit, but so that no shareholder is compelled to accept any shares or other securities with any attached liability.

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

Cypriot Companies Law contains provisions in respect of squeeze-out rights. The effect of these provisions is that, where a company makes a takeover bid for all the shares or for the whole of any class of shares of another company, and the offer is accepted by the holders of 90% in value of the shares concerned, the offeror can upon the same terms acquire the shares of shareholders who have not accepted the offer, unless such persons can persuade the Cypriot courts not to permit the acquisition. If the offeror company already holds more than 10%, in value of the shares concerned, additional requirements need to be met before the minority can be squeezed out. If the company making the takeover bid acquires sufficient shares to aggregate, together with those which it already holds, more than 90%, then, within one month of the date the bidder holds more than 90%, it must give notice of the fact to the remaining shareholders and such shareholders may, within three months of receiving such notice, require the offeror company to acquire their shares and the offeror company shall be bound to do so upon the same terms on which the shares were acquired or on such other terms as may be agreed between them or upon such terms as the court may order.

C.	Material Contracts.

None

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

Material Cypriot Tax Considerations

Cyprus Tax residency of a company

In accordance with the Cyprus Income Tax Law, a company is tax resident in Cyprus if its management and control are exercised in Cyprus. There is no definition in the Cyprus Income Tax Law as to what constitutes management and control however it is understood that the concept of “central management and control” followed by the Cyprus tax authorities is in line with such concepts applied in other common law countries and as it has developed through case law. The concept refers to the highest level at which the business of the company is controlled and the policy decisions of the directors are taken. This place is usually where the shareholders and/or the board of directors meet and take key management and commercial decisions.

In 2016 the Cyprus tax authorities have issued a form of request and questionnaire for tax residency certificate indicating information that needs to be provided by a company when obtaining Cyprus tax residency certificate, including the following questions: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the majority of the Board of Directors meetings take place in Cyprus; (iii) whether the Board of Directors exercise control management and make key management and commercial decisions necessary for a company’s operations and general policies; (iv) whether Board of Directors’ minutes are prepared and kept in Cyprus; (v) whether the majority of the Board of Directors are Cyprus tax residents; (vi) whether shareholders’ meetings take place in Cyprus; (vii) whether the company issued any General Power of Attorney; etc. Depending on the answers to the above questionnaire the Cyprus tax authorities will make a decision on granting a tax residency certificate to a company.

We consider the company to be a resident of Cyprus for tax purposes. However, taking into consideration that the majority of the board of directors is comprised of non-Cyprus tax residents and a number of other factors which may be treated as not fully in line with the abovementioned requirements, our tax residency in Cyprus may be challenged.

Moreover, we may be also deemed to be a tax resident outside of Cyprus, for further details see risk factor Item 3.D “Risk Factors – Risks Related to Taxation – we may be deemed to be a tax resident outside of Cyprus.”

Cyprus Tax residency of an individual

With respect to the individual holders of our ADSs, such holder may be considered to be a tax resident of Cyprus in any one calendar year (which corresponds to a period from January 1 to December 31) if such holder is physically present in Cyprus for a period exceeding in aggregate more than 183 days in that one calendar year.

Furthermore, on January 1, 2017 an amendment to the income tax law entered into force introducing a second tax resident test – the “60 day rule” – for the purposes of determining Cyprus tax residency for individuals. An individual is considered as a tax resident of Cyprus, if he/she satisfies either the current “183 day rule” or the “60 day rule” for the relevant tax year (coinciding with calendar year). The “60 day rule” applies to an individual who in the relevant tax year:

•	does not reside in any other single state for a period exceeding 183 days in aggregate, and

•	resides in Cyprus for at least 60 days within the tax year, and

•	carries on any business in Cyprus and/or is employed in Cyprus and/or holds an office at a person tax resident in Cyprus at any time during the tax year, and

•	maintains a permanent residence in Cyprus either owned or rented by the individual.

An individual is considered to be domiciled in Cyprus for the purposes of Special Contribution for the Defence if he/she has a domicile of origin in Cyprus per the Wills and Succession Law (with certain exceptions) or if he/she has been a tax resident in Cyprus for at least 17 out of the 20 tax years immediately prior to the tax year of assessment.

Holders of ADSs must consult their own tax advisors on their tax residency status and their tax liabilities arising from holding and/or disposal of the ADSs in their tax residency jurisdictions.

Taxation of Cyprus Resident Company

A company which is considered as a resident of Cyprus for tax purposes is subject to corporate income tax in Cyprus on its income accrued and derived from all chargeable sources in Cyprus and abroad, worldwide income, taking into account certain exemptions. The rate of corporate income tax in Cyprus is 12.5% as of January 1, 2013.

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

A tax resident Cyprus companies are subject to Special Contribution for the Defence which may be imposed on its dividend income, “passive” interest income and rental income according to the provisions of the Special Contribution for the Defence of the Republic Law N.117(I)/2002, as amended (See provisions of sections “Material Cypriot Tax Considerations – “Taxation of Dividend Income”, “Deemed Dividends Distribution” and “Taxation of Interest Income”).

Taxation of Dividend Income

Dividend income (whether received from Cyprus tax resident or non-tax resident Cyprus companies) is exempt from Corporate Income Tax in Cyprus.

Dividend income received from Cyprus resident companies is exempt from the Cypriot Special Contribution for the Defence in Cyprus The rate of Special Contribution for the Defence in Cyprus is 17% as from 1 January 2014 onwards.

Dividend income received from non-Cyprus resident companies is exempt from the Cypriot Special Contribution for the Defence in Cyprus provided that either (i) not more than 50% of the foreign paying company and/or permanent establishment’s activities result directly or indirectly in investment (“passive”) income, or (ii) the foreign tax burden suffered on income of the foreign company and/or permanent establishment paying the dividends is not significantly lower than the tax burden payable in Cyprus (currently interpreted to mean an effective tax burden of at least 6.25%).

Dividends declared by a Cyprus tax resident company to another Cyprus tax resident company after the lapse of four years from the end of the year in which the profits were generated are subject to Special Contribution for the Defence at applicable rate. Dividend income which emanates directly or indirectly out of such dividends on which Special Contribution for the Defence was previously suffered is exempt.

If the participation exemption for the Cypriot Contribution for the Defence does not apply, dividends receivable from non-Cyprus resident companies are taxed at a rate of 17%. Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

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

Deemed Dividend Distribution

Cyprus tax resident companies which do not distribute 70% of their profits after tax, as defined by the Special Contribution for the Defence of the Republic Law, by the end of the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special Contribution for the Defence will be payable on such deemed dividend to the extent that the shareholders for deemed dividend distribution purposes are Cyprus tax residents. In respect of profits of years of assessment after 2012 onwards the Special Contribution for the Defence rate is 17%. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year by the end of the period of two years from the end of the year of assessment to which the profits refer. This Special Contribution for the Defence is paid by the Company for the account of the shareholders.

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

Further to the above and in view of the provisions of Tax Technical Circular 2016/8, any profits of a Cyprus tax resident company imputed directly or indirectly to shareholders who are Cyprus tax resident but not domiciled in Cyprus should be exempt from Special Contribution for the Defence.

In case our ultimate shareholder is considered to be a Cyprus tax resident domiciled in Cyprus and no actual dividend is ever paid out of the relevant profits, we may be subject to the Special contribution of the Defence. Imposition of this tax could have a material adverse effect on our business, financial condition and results of operations.

Taxation of Capital Gains

Cyprus Capital Gains Tax is imposed (when the disposal is not subject to income tax) at the rate of 20% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own immovable property in Cyprus (either directly or indirectly), and such shares are not listed in any recognized stock market.

It is unclear whether this exception also applies to disposal of the ADSs.

Inheritance Tax

There is no Cyprus inheritance tax.

Tax Position of Holders of ADSs with Respect to Distributions

There is no express provision in the Special Contribution for the Defence law on the treatment of holders of ADSs with respect to Special Contribution for the Defence on dividends nor is there any specific guidance issued by the Cypriot tax authorities on the point. We are of the view that holders of ADSs will be subject to the same treatment as holders of shares with respect to the liability of Special Contribution for the Defence on dividends and, therefore, the provision of sections “Taxation of Dividend Income” and “ Deemed Dividend Distributions” above would apply equally to the holders of ADSs.

Taxation of income and gains

Gains from the disposal of ADSs

In accordance with Article 2 of the Income Tax Law L118(I)/2002 (as amended) the term “titles” is explicitly defined to include shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons, incorporated under a law in the Republic of Cyprus or abroad and rights. Therefore, Company’s securities (ADSs) may constitute “titles” based on the understanding that they represent the Company’s shares.

Any gain from disposal by a Cyprus tax resident company/individual of titles shall be exempt from corporate income tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Special Contribution for the Defence. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognized stock exchange.

If the ADSs are considered by the Cyprus tax authorities not qualifying as “titles”, any gain on disposal of ADSs by a Cyprus tax resident company will be subject to corporate income tax at the rate of 12,5% and personal income tax at the progressive rates of 0% - 35% in cases of a gain on disposal by a Cyprus tax resident individual.

Gains from Intellectual Property (“IP”)

Under Cyprus IP box regime (came into force in 2012) an 80% deduction is allowed from the net profit received from the use or disposal of IP rights. If a loss is resulting from the said activities, in this case only 20% of the resulting loss can be offset against income from other sources or carried forward to be offset against income of subsequent tax years. That provision has a retroactive effect in respect to IP acquired or developed before January 2012 (i.e. IPs acquired or developed before January 2012 qualify for the IP Box regime).

Since July 1, 2016 Cyprus also offers a tax efficient new IP Box, fully aligned with the OECD/G20 Base Erosion and Profit Shifting (“BEPS”) Action 5 report. Under the new Cyprus IP Box, Cyprus IP companies can achieve an effective tax rate of 2.5% (or less) on qualifying profits earned from exploiting qualifying IP. Non-qualifying incomes are taxable at an effective tax rate of 12.5% (or less).

Tax treatment of the Foreign exchange differences

As of January 1, 2015 the Cyprus tax laws provide for all foreign exchange differences to be tax neutral from a Cyprus income tax perspective (i.e. gains are not taxable/losses are not tax deductible) with the exception of forex gains/losses arising from trading in forex which remain taxable/deductible. Regarding trading in forex, which remains subject to tax, the tax payers have an option to make an irrevocable election whether to be taxed only upon realization of forex rather than on an accruals/accounting basis.

Taxation of Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “active” (subject to corporate income tax) or “passive” (subject to Special Contribution for the Defence). Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business and/or interest income closely connected with the ordinary course of its business may be treated as active and hence will be subject to corporate income tax at the rate of 12.5%, after the deduction of any allowable business expenses. The Special Contribution for the Defence shall not apply to such income. Any other interest income (i.e. of “passive” nature), to the contrary, will be subject to the Special Contribution for the Defence at the rate of 30% on the gross amount of interest, corporate income tax shall not apply.

Specifically, interest income arising in connection with the provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary course of business and should, as such, be exempt from Special Contribution for the Defence and only be subject to corporate income tax, see provisions of section “Arm’s length principle”.

Withholding taxes on interest

No withholding taxes shall apply in Cyprus on interest paid by the company to non-Cyprus tax resident lenders (both corporations and individuals).

Moreover, no withholding tax shall apply in Cyprus on interest paid by the company to Cyprus tax resident lenders when the interest is considered as interest accruing from their ordinary course of business or interest income closely connected with the ordinary course of their business.

Any payment of interest which is not considered as interest accruing from the ordinary course of business or interest income closely connected with the ordinary course of business by the company to Cyprus tax resident lenders (both corporations and individuals) shall be subject to Special Contribution for the Defence Fund at the rate of 30%, whereby the company may be required to withhold such tax from the interest. Depending on the facts and circumstances of the case, the company may not need to act as the withholding agent.

Tax deductibility of expenses, including interest expense

The general principle of the Cyprus income tax law is that for an expense to be allowed as a deduction it must have been incurred wholly and exclusively for the production of taxable income.

The Tax Circular 2008/14 issued by the Cypriot tax authorities provides guidance as to the tax deductibility of expenses incurred in relation to the production of income which is exempt from corporate income tax such as dividend income and profits/ gains on sale of securities. According to that tax circular (i) any expenditure that can be directly or indirectly attributed to income, that is exempt from tax, is not deductible for corporate income tax purposes and cannot be set-off against other (taxable) sources of income; and (ii) any expenditure that is attributable to both taxable and exempt income (i.e. general overheads) should be apportioned based on a gross revenue ratio or based on an asset ratio. The taxpayer should select the method which is more appropriate and should use this method on a consistent basis.

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

Furthermore, notional interest deduction is available starting from January 1, 2015 (See provisions of section “Material Cypriot Tax Considerations – Notional Interest Deduction”).

Notional Interest Deduction

Effectively from January 1, 2015, Cyprus tax legislation provides for Notional Interest Deduction (NID) under which the Cyprus companies that have issued additional share capital starting from January 1, 2015 and afterwards will have the benefit of a notional interest that will be deducted from their taxable income for each tax year. As per the legislation, the NID is calculated on “new equity” introduced in the company as from January 1, 2015. The NID is calculated as follows: New Equity x NID rate.

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

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two related parties which differ from those which would have been made between independent parties, any profits which would have accrued to one of the party had the two parties been independent, but have not so accrued, may be included in the profits of that party and taxed accordingly. The amendment to the income tax law, effective as of January 1, 2015, extends the arm’s length principle by introducing the possibility of, in cases where two related Cyprus tax residents transact and the Cyprus tax authorities make an upward arm’s length adjustment to one of them, effecting a corresponding downwards adjustment to the other one.

On June 30, 2017 the Cyprus tax authorities issued a tax technical circular (Circular) providing guidance for the tax treatment of intra-group financing transactions (IGFTs). The Circular effective as from July 1, 2017 closely follows the application of the arm’s length principle of the OECD Transfer Pricing Guidelines and it applies for all relevant existing and future IGFTs. In this respect, the remuneration on all IGFTs should be supported by a transfer pricing study in order to be accepted by the Cyprus tax authorities.

IGFTs for the purposes of the Circular are defined as (i) any activity relating to granting of loans or cash advances to related companies that is or should be remunerated by interest; and (ii) such activity is financed by financial means and instruments, such as debentures, private loans, cash advances and bank loans.

The Circular requires that the transfer pricing study should be prepared by independent experts and will have to be based on the relevant OECD standards for the purposes of (i) describing (delineating) the IGFT by performing a comparability analysis based on the functional and risk profile of the company; and (ii) determining the applicable arm’s length remuneration by performing an economic analysis.

Under certain conditions and assuming minimum substance requirements, taxpayers carrying out a purely intermediary intra-group financing activity may opt for the application of a Simplification Measure (resulting in a minimum 2% after-tax return on assets, meaning circa minimum 2.285% pre-tax return on assets).

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws in respect to any other related party transactions.

We cannot exclude that the Cyprus Tax Authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore additional tax liabilities may accrue. If additional taxes are assessed with this respect, they may be material.

Stamp duty

Cyprus levies a stamp duty on contracts that relate to any property situated in Cyprus or any matter or thing which is performed or done in Cyprus.

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

Country by Country reporting

On May 26, 2017 a Decree was issued by the Cyprus Ministry of Finance, which outlines the Country by Country (CbC) reporting requirements for multinational enterprise groups generating consolidated annual turnover exceeding 750 million euros (MNE Group).

As per the Decree, a CbC report filing obligation arises in Cyprus for a Cyprus tax resident entity that is the ultimate parent entity (UPE) of an MNE Group or has been designated by the MNE Group as the sole substitute of the UPE (under the “surrogate parent” mechanism).

MNE Groups need to disclose on their CbC report the following data for each tax jurisdiction in which they operate: (i) the amount of revenue, profit before tax, and corporate taxes paid and accrued; (ii) capital, retained earnings and tangible assets, together with the number of employees; (iii) identification of each entity within the group doing business in a particular tax jurisdiction, with a broad indication of its economic activity.

The format of the CbC report is consistent with the template published by the OECD.

Furthermore, each Cyprus tax resident constituent entity of an MNE Group should notify, on an annual basis, the Cyprus tax authorities if it is the reporting entity of the MNE Group (i.e. the UPE or surrogate parent). In the case where the entity is not the reporting entity, then it should also notify the Cyprus tax authorities of the details and tax residency of the reporting entity of the Group.

We do not consider the company to be subject to CbC reporting requirements. However, taking into the consideration the possibility of further developments in Cyprus as well as international legislation, we may become subject to the above requirements.

With reference to the above section “Material Cypriot Tax Considerations” we cannot exclude the possibility that we might be subject to additional tax liabilities in case the respective Cyprus tax authorities apply different rulings to the transactions carried out by us or in our respect, which could have a material adverse effect on our business, financial condition and results of operations.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2017. We do not anticipate being a PFIC for our current taxable year, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the current taxable year or for any future year. Because, however, PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. We could be a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Furthermore, it is possible that the IRS may challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

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

Russian Tax Considerations Relevant to the Purchase, Ownership and Disposal of the ADSs

The following is a summary of material Russian tax consequences relevant to the purchase, ownership and disposal of the ADSs. The summary is based on the laws of the Russian Federation in effect on the date of this annual report. All of the foregoing is subject to change (possibly on a retroactive basis) and varying interpretations which may be inconsistent or contradictory.

The summary does not seek to address the applicability of, and procedures in relation to, Russian regional and local taxes. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming relief under an applicable double tax treaty. Prospective holders should consult their own tax advisors regarding the tax consequences of investing in the ADSs and no representations with respect to the Russian tax consequences of purchasing, owning or disposal of the ADSs to any particular holder is made hereby.

General

For the purposes of this summary, a “resident holder” means a holder of ADSs who is:

An ADSs holder that is a legal entity or an organization means:

•	a Russian legal entity;

•	a foreign legal entity or organization recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of application of such double tax treaty);

•	a foreign legal entity or organization recognized as a Russian tax resident based on Russian domestic law (see “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”);

•	a foreign legal entity or organization which holds and/ or disposes ADSs through its permanent establishment in Russia;

•	an ADSs holder who is an individual and is actually present in Russia for an aggregate period of 183 calendar days or more in any period comprised of 12 consecutive months (with certain available exceptions). The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the actual income payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). Given that the tax residency status of an individual may change, an individual’s final tax liability in the Russian Federation for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year, and may require a reassessment.

For the purposes of this section, a “non-resident holder” is a holder of ADSs who does not fall under the definition of a resident holder above (including any legal entity or organization or individual).

Russian tax residency rules may be affected by an applicable double tax treaty. ADSs holders should consult their own tax advisors on their tax status in Russia.

Non-resident holders

Generally, a non-resident holder of ADSs should not be subject to any Russian taxes in respect of distributions made by us with respect to class B shares underlying the ADSs.

Legal entities or organizations

A non-resident holder that is a legal entity or organization generally should not be subject to any Russian taxes in respect of any gain or other income realized on the sale, exchange or other disposal of the ADSs unless more than 50% of our assets consist of immovable property situated in Russia. Otherwise, any proceeds from sale, exchange or other disposal of ADSs would be regarded as Russian source income received by non-resident holders that are legal entities or organizations, subject to Russian income tax at a rate of 20%. Because the determination of whether more than 50% of our assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, there can be no assurance that immovable property situated in Russia will not, from time to time, constitute more than 50% of our assets, and therefore, the abovementioned proceed will be taxable at a rate of 20%. The above tax may be reduced or eliminated under an applicable double tax treaty, provided that the recipient of the income is its beneficial owner, such income is not attributable to a permanent establishment in Russia, the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

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

ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs. In the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to disposal of shares in a Russian “immovable property company” (company with more than 50% of its assets consisting of immovable property situated in Russia, as defined in the treaty). Because the determination of whether more than 50% of our assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia will not, from time to time, constitute more than 50% of our assets. If more than 50% of our assets were to consist of immovable property situated in Russia, the benefits of the United States-Russia double tax treaty may not be available to an ADS holder.

According to Russian tax legislation, income received from a sale, exchange or other disposal of the ADSs should be treated as having been received from a Russian source if such sale, exchange or other disposal occurs in Russia. Russian tax law gives no clear indication as to how to identify the source of income received from a sale, exchange or other disposal of securities except that income received from the sale of securities “in Russia” will be treated as having been received from a Russian source. In the absence of any guidance as to what should be considered as sale, exchange or other disposal of securities “in Russia”, the Russian tax authorities may apply various criteria in order to determine the source of the sale or other disposal, including looking at the place of conclusion of the transaction, the location of the issuer or other similar criteria. There is no assurance, therefore, that the proceeds received by non-resident holders – individuals from a sale, exchange or other disposal of the ADSs will not become subject to tax in Russia.

The tax may be withheld at the source from payment only if the individual acts via a professional intermediary that is registered for the tax purposes in Russia (such as trustee, dealer, broker or other intermediary acting to the benefit of the individual holder), otherwise the non-resident holder – individual shall be liable to file a tax return and pay the tax due to the Russian budget.

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

Non-resident holders who are individuals should consult their own tax advisors with respect to the tax consequences arising from acquisition, sale, exchange or other disposal of the ADSs and the receipt of the proceeds from source within Russia in their respect.

Double Tax Treaty Procedures

Where a non-resident holder of ADSs receives income from a Russian source, the Russian tax (if applicable under Russian domestic tax law) may be reduced or eliminated in accordance with the provisions of a double tax treaty. Advance treaty relief should be available for those eligible, subject to the requirements of the laws of Russia. In order for a non-resident holder to benefit from the applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty for which benefits are claimed. Currently, a non-resident holder is required to provide a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalized, translated into Russian and notarized). The tax residency confirmation needs to be renewed on an annual basis, and provided before the first payment of income in each calendar year. For a non-resident holder that is a legal entity or organization this should be a tax residency certificate for the relevant year.

Starting from January 01, 2016, a non-resident holder who is an individual willing to obtain the advance double tax treaty relief at source should confirm to a tax agent that he or she is tax resident in a relevant foreign jurisdiction having a double tax treaty with Russia by providing the tax agent with (i) a passport of a foreign resident, or (ii) another document envisaged by an applicable federal law or recognized as a personal identity document of a foreign resident in accordance with the double tax treaty, and (iii) upon request of the tax agent, a tax residency certificate for the relevant year issued by the competent authorities of his or her country of residence for tax purposes. A notarized Russian translation of the certificate is required. The above provisions are intended to provide a tax agent with the opportunity of applying reduced (or zero) withholding tax rates under an applicable double tax treaty at source. However, due to the lack of available practice there is some uncertainty as to how they will be applied by the Russian tax authorities.

In addition, in order to benefit from the applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. Starting from January 1, 2017, under the Russian Tax Code, in addition to a certificate of tax residency, the tax agent is obliged to require a confirmation from the non-resident holder or legal entity that it is the beneficial owner of the relevant income. As of the date of this annual report, the form of such confirmation is not set by the Russian Tax Code and it is at the moment unclear how these measures will be applied in practice. Current clarifications of the Russian Ministry of Finance and Federal Tax Service guidance generally describe the information that is necessary to confirm the beneficial ownership of income, yet they do not set the precise form for the above confirmation. Due to the introduction of these changes, there can be no assurance that treaty relief at source will be available in practice. The Russian tax authorities try to extend this requirement retrospectively (for details see “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”).

Non-resident holders should consult their own tax advisors regarding possible tax treaty relief and procedures for obtaining such relief with respect to any Russian taxes imposed on any payments received with respect to the ADSs.

Refund of Tax Withheld

If double tax treaty relief is available but Russian tax has nevertheless been withheld at the source of payment, an application for the refund of the tax withheld may be made within three years from the end of the tax period in which the tax was withheld for non-resident holders.

In order to obtain a refund, the non-resident holder that is a legal entity is required to file with the Russian tax authorities, among other documents, a duly apostilled or legalized, notarized Russian translation of the certificate of tax residence issued by the competent tax authority of the relevant treaty country at the time the income was paid, as well as documents confirming receipt of such income and the withholding of Russian tax.

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

If a non-resident holder who is an individual wishes to obtain a refund, he or she should provide a claim for a refund of the tax withheld and documents confirming the right for a refund under the Russian Tax Code to the tax agent. Starting from January 1, 2016, a claim for a refund and documents confirming the right for a refund under the Russian Tax Code can be filed within three years following the tax period in which the tax was withheld. In case there is no tax agent on the date of receipt by the individual of confirmation of its tax residence status in a relevant foreign jurisdiction having an applicable double tax treaty with Russia, the individual can file a claim for a refund and documents confirming the right for a refund directly with the Russian tax authorities.

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

The main risks that could adversely affect our financial assets, liabilities or future cash flows are foreign exchange risk, liquidity and credit risk. Our management reviews and approves policies for managing each of the risks summarized below.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in our statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

As a result of our June 2014 secondary public offering, the Company increased its issued share capital by 2,292,330 class B shares and received U.S. $ 88,942,404. These proceeds less certain amounts spent for ongoing business activities are accounted as deposits in other currency in cash and cash equivalents as of December 31, 2017, 2016 and 2015. Due to the depreciation of the U.S. dollar against the ruble in 2017 and 2016 by approximately 5% and 17% respectively, we recognized foreign exchange loss in the amount of RUB 236 million and RUB 975 million respectively. In 2015 the U.S. dollar has appreciated against the ruble by 30%, thus we have recognized a foreign exchange gain in the amount of RUB 1,476 million for the year ended December 31, 2015. We intend to use these assets for general corporate purposes including potential acquisitions.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar and euro exchange rates against Russian ruble, with all other variables held constant. The impact on profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in U.S. dollar and euro when these currencies are not functional currencies of the respective Group subsidiary. Our exposure to foreign currency changes for all other currencies is not material.

	change in US Dollar	Effect on profit before tax
		(in RUB millions)
2017	+11%	83
	(11%)	(83)
2016	+20%	655
	(20%)	(655)

	change in Euro	Effect on profit before tax
		(in RUB millions)
2017	+12.5%	36
	(12.5%)	(36)
2016	+20%	40
	(20%)	(40)

Liquidity risk and capital management

We use cash from shareholders’ contributions, have sufficient cash and do not have any significant outstanding debt other than interbank debt with short maturities (classified as due to banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. We expect that agent’s deposits will continue to be offset against future payments and not be called by the agents. Customer accounts and amounts due to banks, trade and other payables are due on demand.

Since 2014 Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which we operate), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and we have noted that our merchants and partners also started, and in certain cases continue, to request from us larger collateral to hedge their risks. We were able to manage these conditions and requirements to date, though the liquidity shortage in the market if exacerbated may have further negative effects on our operations, which cannot be now reliably estimated.

According to CBR requirements, bank’s capital calculated based on CBR instructions should be not less than 8% of its risk-adjusted assets. As of December 31, 2017, Qiwi Bank JSC’s capital ratio comprised 20% (2016 – 27%), thereby exceeding the required level. We monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the year ended December 31, 2017 and 2016 Qiwi Bank JSC and Rapida LTD met the capital adequacy requirements.

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

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Trade and other payables	19,599	19,599	—	—
Customer accounts and amounts due to banks	3,182	3,071	111	—

Total as of December 31, 2017	22,781	22,670	111	—

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Trade and other payables	16,328	16,328	—	—
Customer accounts and amounts due to banks	2,342	2,342	—	—

Total as of December 31, 2016	18,670	18,670	—	—

Credit risk

Our financial assets, which potentially subject us and our subsidiaries and associates to credit risk, consist principally of trade receivables, loans issued, cash and short-term investments. We sell services on a prepayment basis or ensure that our receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. Our receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. We hold cash primarily with reputable Russian and international banks, including the Central Bank of Russia, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the Russian Government.

Starting from 2017, we are also exposed to substantial credit risk through our payment-by-installment card project SOVEST, where Qiwi Bank JSC serves as a lender and bears all credit risk on outstanding loans. When granting loans on SOVEST cards, we use automated scoring solvency models and evaluate individually each application for the probability of fraud and social default. We use the information from the major credit bureaus as well as certain other data including the evaluation of the potential effects of changes in macroeconomic conditions and regional affiliation of the applicant in order to approve or reject the application. We can then use manual verification for determining the credit limit for the approved applicants. We run advanced forward-looking models that are based on the analysis of the transactional behavior of individual customers in order to predict and stimulate usage as well as prevent fraud, and we use a migration matrix approach for calculation of the loan loss provisions.

As of December 31, 2017 the amount of total loans issued was equal to RUB 1,690 million up from nil as of December 31, 2016, the corresponding amount of provisions for loan impairment was RUB 222 million. A loan is considered overdue when the borrower fails to make any payment due under the loan at the reporting date and an overdue amount is recognized as the aggregate amount of all amounts due from the borrower under the respective loan agreement including accrued interest and commissions in any. For the purposes of our internal credit risk assessment, we consider all loans with a principal and/or interest payment that is more than 90 days overdue as “non-performing”.

We distribute our installment cards to customers on a federal scale, across all regions of Russia. Our target audience includes Russian citizens with permanent registration and aged 18 to 70 years. We also use a variety of distribution channels and strategies to obtain clients and therefore believe that our credit risk is broadly diversified.

The management established a credit committee that develops and approves general principles for lending and takes special measures to mitigate credit risk such as cut down of the credit limits for unreliable clients, diversification of methods of work with overdue borrowers and more advanced scoring models for the new borrowers.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to credit risk for this type of receivables. The table below demonstrates the largest counterparties’ balances as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2015	As of December 31, 2016	As of December 31, 2017
Top 5	48%	60%	47%
Others	52%	40%	53%

Collection of receivables may be influenced by economic factors. Management believes that there is no significant risk of recognition of additional loss beyond the allowance already recorded.

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2017. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2017, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2017. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2017, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young LLC, our independent registered public accounting firm. Their report may be found below:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Qiwi plc

Opinion on Internal Control over Financial Reporting

We have audited Qiwi plc’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Qiwi plc (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated balance sheets of QIWI plc (the “Company“) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 28, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

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

/s/ Ernst & Young LLC

Moscow, Russia

March 28, 2018

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting identified in connection with an evaluation thereof that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Ethics and Business Conduct that applies to all our employees, officers and directors, including our chief executive officer and our chief financial officer and our principal accounting officer. Our Code of Ethics and Business Conduct is available on our website at https://investor.qiwi.com/corporate-governance/documents.

ITEM 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2016	2017
	(in RUB millions)
Audit Fees	44	44
Tax Fees	4	4
All Other Fees	4	8
Total	52	56

Audit Fees

Audit fees for 2016 and 2017 are the aggregate fees billed for the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees incurred in 2016 and 2017.

Tax Fees

Tax fees in 2016 and 2017 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2016 and 2017 relate to services in connection with corporate compliance matters.

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

Exemptions From Nasdaq Corporate Governance Requirements

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Listing Rules are summarized as follows:

•	We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that requires that the board of directors consist of a majority of independent directors. Currently, three members of our board of directors out of the total seven members are independent with the meaning of the Nasdaq Listing Rules.

•	We follow home country practice that permits our board of directors not to implement a nominations committee or for directors to be nominated by a majority of our independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the implementation of a nominations committee or the nomination of directors by a majority of the independent directors. Subject to the rights of shareholders under Cyprus law to nominate directors to our board, the methodology by which directors are nominated to our board is as set forth in “Board of Directors Appointment of Directors.”

•	We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present. We do not hold regular executive sessions.

•	We follow home country practice that permits our compensation committee to not consist entirely of independent directors, in lieu of complying with Rule 5605(d) (1) of the Nasdaq Rules that requires that the board of directors have a compensation committee consisting of entirely independent directors. In addition, although our compensation committee charter provides that the compensation committee may, in its sole discretion, retain a compensation consultant, our compensation committee charter does not include all enumerated matters concerning retention of compensation consultants as set forth in Rule 5605(d)(3) of the Nasdaq Rules.

•	We follow home country practice that permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation arrangements, in lieu of complying with Rule 5635(b) of the Nasdaq Rules that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements.

•	Our board of directors has not made any determination with respect to the Company’s intention to follow Rule 5635(a), (b), and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cypriot law and our articles of association permit us, with approval of our board of directors and without shareholder approval, to take the following actions:

•	Acquire the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Rule 5635(a) of the Nasdaq Rules, which would require shareholder approval in order to enter into such an acquisition.

•	Enter into any transaction that may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transaction may be considered a change of control under Rule 5635(b) of the Nasdaq Rules, requiring shareholder approval. Notwithstanding the above, Cypriot law would not permit us to enter into any reorganization, merger or consolidation without shareholder approval.

•	Enter into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

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

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Consolidated financial statements

for the year ended December 31, 2017

Report of independent registered public accounting firm

To the shareholders and the Board of Directors of Qiwi plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of QIWI plc (the “Company“) as of December 31, 2017 and 2016, the related consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB“) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLC

We have served as the Company’s auditor since 2008

Moscow, Russia

March 28, 2018

QIWI plc

Consolidated statement of financial position

As of December 31, 2017

(in millions of Rubles)

	Notes	As of December 31, 2016	As of December 31, 2017
Assets
Non-current assets
Property and equipment	10	593	724
Goodwill and other intangible assets	11, 12	11,022	10,807
Investments in joint ventures	21	—	832
Long-term debt instruments	30	399	1,100
Long-term loans	13, 30	120	164
Other non-current assets		40	64
Deferred tax assets	26	270	245

Total non-current assets		12,444	13,936

Current assets
Trade and other receivables	14	5,679	9,648
Short-term loans	13	19	1,691
Short-term debt instruments	30	1,772	704
Prepaid income tax		77	187
Cash and cash equivalents	15	18,997	18,406
Other current assets	16	661	458

Total current assets		27,205	31,094

Assets of disposal group classified as held for sale	7	25	29

Total assets		39,674	45,059

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	17	1	1
Additional paid-in capital		1,876	1,876
Share premium	17	12,068	12,068
Other reserve		1,064	1,462
Retained earnings		4,808	5,715
Translation reserve		131	(2)

Total equity attributable to equity holders of the parent		19,948	21,120
Non-controlling interest		21	37

Total equity		19,969	21,157

Non-current liabilities
Other non-current liabilities		2	10
Deferred tax liabilities	26	851	826

Total non-current liabilities		853	836

Current liabilities
Trade and other payables	19	16,328	19,599
Customer accounts and amounts due to banks	20	2,342	3,182
VAT and other taxes payable		102	198
Income tax payable		68	32
Other current liabilities		10	51

Total current liabilities		18,850	23,062

Liabilities directly associated with the assets of a disposal group classified as held for sale	7	2	4

Total equity and liabilities		39,674	45,059

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2017

(in millions of Rubles, except per share data)

		Year ended December 31
	Notes	2015	2016	2017
Revenue	22	17,717	17,880	20,897
Operating costs and expenses:
Cost of revenue (exclusive of depreciation and amortization)	23	8,695	8,646	9,763
Selling, general and administrative expenses	24	3,469	3,423	6,243
Depreciation and amortization	10, 11	689	796	796
Impairment of intangible assets	11, 12	—	878	104

Profit from operations		4,864	4,137	3,991

Loss on disposal of subsidiaries	7	(38)	(10)	—
Other income and expenses, net		(23)	(69)	(41)
Foreign exchange gain	29	2,801	1,040	257
Foreign exchange loss	29	(1,360)	(1,963)	(373)
Interest income and expenses, net		(93)	(28)	6

Profit before tax		6,151	3,107	3,840
Income tax expense	26	(877)	(618)	(698)

Net profit		5,274	2,489	3,142

Attributable to:
Equity holders of the parent		5,187	2,474	3,114
Non-controlling interests		87	15	28
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations
Differences arising during the year		231	(330)	(133)
Accumulated exchange differences reclassified to earnings upon disposal of foreign operations		56	—	—

Total comprehensive income, net of tax effect of nil		5,561	2,159	3,009

Attributable to:
Equity holders of the parent		5,443	2,144	2,981
Non-controlling interests		118	15	28
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	9	89.72	40.91	51.25
Diluted, profit attributable to ordinary equity holders of the parent	9	89.49	40.79	50.92

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2017

(in millions of Rubles)

		Year ended December 31
	Notes	2015	2016	2017
Cash flows from operating activities
Profit before tax		6,151	3,107	3,840
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities
Depreciation and amortization	10, 11	689	796	796
Foreign exchange loss/(gain), net		(1,441)	923	116
Interest income, net	22	(559)	(834)	(1,016)
Bad debt expense	13, 14, 24	362	215	220
Share-based payments	31	88	224	398
Impairment of intangible assets	12	—	878	104
Other		36	80	46

Operating profit before changes in working capital		5,326	5,389	4,504
(Increase)/decrease in trade and other receivables		2,248	(709)	(3,683)
(Increase)/decrease in other assets		129	(127)	150
Increase in customer accounts and amounts due to banks		409	90	898
Increase/(decrease) in trade and other payables		(8,883)	1,020	3,414
Loans (issued)/repaid from banking operations		40	—	(1,888)

Cash (used in)/generated from operations		(731)	5,663	3,395
Interest received		716	858	1,048
Interest paid		(181)	(101)	(70)
Income tax paid		(811)	(877)	(813)

Net cash flow (used in)/generated from operating activities		(1,007)	5,543	3,560

Cash flows (used in)/generated from investing activities
Acquisition of joint control companies	6	—	—	(813)
Cash acquired upon /(used in) business combination		3,181	(10)	—
Net cash inflow/(outflow) on disposal of subsidiaries		(57)	—	—
Purchase of property and equipment		(88)	(388)	(360)
Purchase of intangible assets		(222)	(298)	(819)
Loans issued		(780)	(675)	(376)
Repayment of loans issued		458	774	316
Purchase of debt instruments		(982)	(549)	(1,376)
Proceeds from settlement of debt instruments		2,046	1,326	1,775

Net cash (used in)/generated from investing activities		3,556	180	(1,653)

Cash flows (used in)/generated from financing activities
Proceeds from borrowings		58	2	—
Repayment of borrowings		(1,252)	(4)	—
Dividends paid to owners of the Group	25	(699)	(4,628)	(2,148)
Dividends paid to non-controlling shareholders		—	(7)	(12)
Net cash (used in)/generated from financing activities		(1,893)	(4,637)	(2,160)
Effect of exchange rate changes on cash and cash equivalents		1,612	(1,428)	(333)

Net increase/(decrease) in cash and cash equivalents		2,268	(342)	(586)

Cash and cash equivalents at the beginning of year	15*	17,095	19,363	19,021

Cash and cash equivalents at the end of year	15*	19,363	19,021	18,435

*	Cash and cash equivalents at the end of year 2016 and 2017 do not reconcile to Note 15 by 24 and 29 respectively, due to - the amount of cash classified as part of assets held for sale as of December 31, 2016 and 2017.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2017

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital		Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount		Share premium
Balance as of December 31, 2016		60,597,034	1	1,876	12,068	1,064	4,808	131	19,948	21	19,969

Profit for the year		—	—	—	—	—	3,114	—	3,114	28	3,142
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(133)	(133)	—	(133)

Total comprehensive income		—	—	—	—	—	3,114	(133)	2,981	28	3,009

Share-based payments	31	—	—	—	—	398	—	—	398	—	398
Exercise of options	17	335,620	—	—	—	—	—	—	—	—	—
Dividends (36 RUR per share)	25	—	—	—	—	—	(2,207)	—	(2,207)	—	(2,207)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	(12)	(12)

Balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,715	(2)	21,120	37	21,157

The accompanying notes form an integral part of these consolidated financial statements.

F-6

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2017

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital		Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount		Share premium
Balance as of December 31, 2015		60,418,601	1	1,876	12,068	840	7,177	461	22,423	13	22,436

Profit for the year		—	—	—	—	—	2,474	—	2,474	15	2,489
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(330)	(330)	—	(330)

Total comprehensive income		—	—	—	—	—	2,474	(330)	2,144	15	2,159

Share-based payments	31	—	—	—	—	224	—	—	224	—	224
Exercise of options	17	178,433	—	—	—	—	—	—	—	—	—
Dividends (80 RUR per share)	25	—	—	—	—	—	(4,843)	—	(4,843)	—	(4,843)
Dividends to non-controlling interest		—	—	—	—	—	—	—	—	(7)	(7)

Balance as of December 31, 2016		60,597,034	1	1,876	12,068	1,064	4,808	131	19,948	21	19,969

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2017

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital		Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount		Share premium
Balance as of December 31, 2014		54,505,998	1	1,876	3,044	764	2,684	205	8,574	(240)	8,334

Profit (loss) for the year		—	—	—	—	—	5,187	—	5,187	87	5,274
Exchange differences on translation of foreign operations		—	—	—	—	—	—	256	256	31	287

Total comprehensive income		—	—	—	—	—	5,187	256	5,443	118	5,561

Issue of share capital		5,593,041	—	—	9,024	—	—	—	9,024	—	9,024
Share-based payments	31	—	—	—	—	88	—	—	88	—	88
Exercise of options		319,562	—	—	—	—	—	—	—	—	—
Increase of ownership in subsidiaries		—	—	—	—	(12)	—	—	(12)	49	37
Disposal of subsidiaries		—	—	—	—	—	—	—	—	86	86
Dividends (11.5 RUR per share)	25	—	—	—	—	—	(694)	—	(694)	—	(694)

Balance as of December 31, 2015		60,418,601	1	1,876	12,068	840	7,177	461	22,423	13	22,436

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2017

(in millions of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2017 were authorized for issue by Board of Directors on March 15, 2018.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia, Kazakhstan, Moldova, Belarus, Romania, United Arab Emirates (UAE) and other countries and provide consumer and small and medium enterprises (SME) financial services.

The Company was founded as a holding company as a part of the business combination transaction in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey and ZAO e-port Group of entities were brought together by way of contribution to the Company. The transaction was accounted for as a business combination in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey was identified as the acquirer.

The Company’ American Depositary Securities (ADS) have been listed on Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013. Prior to that time, there was no public market for the Company’ ADSs or ordinary shares. Subsequently, the Company closed two follow-on offerings of its ADSs on October 3, 2013 and on June 20, 2014.

Sergey Solonin is the ultimate controlling shareholder of the Group as of December 31, 2017.

Information on the Company’s principal subsidiaries is disclosed in Note 5.

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

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement with the other vote holders of the investee,

•	Rights arising from other contractual arrangements,

•	The Group’s voting rights and potential voting rights.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.2	Basis of consolidation (continued)

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

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2017. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Although these new standards and amendments apply for the first time in 2017, they do not have a material impact on the annual consolidated financial statements of the Group. The nature and the impact of each new standard or amendment that could have any potential effect on the Group’s financial statements are described below:

Amendments to IAS 7 Statement of Cash Flows: Disclosure Initiative

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). The only significant liability arising from financing activities for the Group is dividend payables changes of what are disclosed in Note 25.

Amendments to IAS 12 Income Taxes: Recognition of Deferred Tax Assets for Unrecognised Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognised in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

The Group applied the amendments retrospectively. However, their application has no effect on the Group’s financial position and performance as the Group has no deductible temporary differences or assets that are in the scope of the amendments.

Annual Improvements Cycle—2014-2016

Amendments to IFRS 12 Disclosure of Interests in Other Entities: Clarification of the scope of disclosure requirements in IFRS 12

The amendments clarify that the disclosure requirements in IFRS 12, other than those in paragraphs B10–B16, apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

These amendments had no impact on the Group as there is no a joint venture or an associate that is classified as held for sale.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued but not yet effective

Amendments to IFRS 2 - Classification and Measurement of Share-based Payment

The amendments to IFRS 2 Share-based Payment address three main areas:

-	the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction;

-	the classification of a share-based payment transaction with net settlement features for withholding tax obligations;

-	and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

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

IFRS 16 - Leases

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

The Group is in the process of assessment of the potential impact on its consolidated financial statements. As of the date of these financial statements, the most significant impact identified is that the Group will recognise new assets and liabilities for its operating leases of office buildings and kiosk places as disclosed as non-cancellable operating leases in Note 27. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Group has not yet decided whether it will use the optional exemptions.

The Group plans to adopt IFRS 16 initially on January 1, 2019. The Group has not yet determined which transition approach to apply.

The Group has not yet quantified the impact on its reported assets and liabilities of adoption of IFRS 16. The quantitative effect will depend on, inter alia, the transition method chosen, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional leases that the Group enters into. The Group expects to disclose its transition approach and quantitative information before adoption.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued but not yet effective (continued)

IFRIC 22 - Foreign Currency Transactions and Advance Consideration

IFRIC 22 provides requirements about which exchange rate to use in reporting foreign currency transactions (such as revenue transactions) when payment is made or received in advance.

The Interpretation is effective for annual periods beginning on or after January 1, 2018. Early application of interpretation is permitted and must be disclosed. However, since the Group’s current practice is in line with the Interpretation, the Group does not expect any effect on its consolidated financial statements.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments.

The Interpretation specifically addresses the following:

-	Whether an entity considers uncertain tax treatments separately

-	The assumptions an entity makes about the examination of tax treatments by taxation authorities

-	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

-	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019, but certain transition reliefs are available. The Group does not expect a significant impact on its financial statements on applying the interpretation.

Amendments to IAS 28 - Investments in Associates and Joint Ventures

The amendment clarified that an entity has an investment-by-investment choice for measuring investees at fair value through profit and loss in accordance with IAS 28 if it owns these investees directly or indirectly through a venture capital organisation, or a mutual fund, unit trust or similar entities including investment linked insurance funds.

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

IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Except for hedge accounting, retrospective application is required but providing comparative information is not compulsory. For hedge accounting, the requirements are generally applied prospectively, with some limited exceptions.

The Group plans to adopt the new standard on the required effective date and will not restate comparative information. During 2017, the Group has performed a detailed impact assessment of all three aspects of IFRS 9. This assessment is based on currently available information and may be subject to changes arising from further reasonable and supportable information being made available to the Group in 2018 when the Group will adopt IFRS 9. Overall, the Group expects no significant impact on its statement of financial position and equity except for the effect of applying the impairment requirements of IFRS 9. The Group expects an increase in the loss allowance resulting in a negative impact on equity as discussed below.

(a) Classification and measurement

The Group does not expect any impact on its balance sheet or equity on applying the classification and measurement requirements of IFRS 9. It expects to continue measuring at fair value all financial assets currently held at fair value. Debt securities, loans and trade receivables are held to collect contractual cash flows and are expected to give rise to cash flows representing solely payments of principal and interest. The Group analysed the contractual cash flow characteristics of those instruments and concluded that they meet the criteria for amortised cost measurement under IFRS 9. Therefore, reclassification for these instruments is not required.

(b) Impairment

IFRS 9 requires the Group to record expected credit losses on all of its debt securities, loans and trade receivables, either on a 12-month or lifetime basis. The Group will apply the simplified approach and record lifetime expected losses on all trade receivables and common approach for the rest of financial asssets. The impact on corresponding asset allowances is presented in table below.

(c) Hedge accounting

The Group does not applied hedge accounting in its financial statements.

(d) Other adjustments

In addition to the adjustments described above, on adoption of IFRS 9, other items of the primary financial statements such as deferred taxes, assets held for sale and liabilities associated with them, investments in the associate and joint venture if material, will be adjusted as necessary. The non-controlling interest and exchange differences on translation of foreign operations will also be adjusted.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4.	Standards issued but not yet effective (continued)

In summary, the provisional impact of IFRS 9 adoption as of December 31, 2017 is expected to be, as follows:

	Ajustments	Amount
Assets
Cash and cash equivalents	b	(130)
Trade and other receivables	b	(38)
Loans issued	b	(93)
Debt instruments	b	(5)
Deferred tax assets	d	75
Total assets		(191)
Liabililies
Other current liabilities	b	(111)
Total Liabililies		(111)

Net impact on equity, Including		(302)

Retained earnings	b	(302)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Group plans to adopt the new standard on the required effective date using the full retrospective method. During 2017 the Group has not finalised it assessment of IFRS 15 application. However, that the Group expects that the application of IFRS 15 will not have a significant impact.

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

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired entity are assigned to those units.

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

3.2	Investments in associates and joint ventures

The Group’s investment in its associate and joint ventures are accounted for using the equity method. An associate is an entity in which the Group has significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. unanimouns consent of the parties) have rights to the net assets of the arrangement.

Under the equity method, the investment in the associate or joint venture is carried on the statement of financial position at cost plus post acquisition changes in the Group’s share of net assets of the associate/joint venture. Goodwill relating to the associate/joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.

The statement of comprehensive income reflects the Group’s share of the results of operations of the associate/joint venture. When there has been a change recognized directly in the equity of the investment, the Group recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate/joint venture are eliminated to the extent of the interest in it.

The Group’s share of profit of an associate/joint venture is shown on the face of the statement of comprehensive income. This is the profit attributable to equity holders of the associate/joint venture and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate/joint venture.

The financial statements of the associates/joint ventures are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associates/joint ventres. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate/joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of an investment in associate/joint venture and its carrying value and recognizes any respective loss in the statement of comprehensive income.

Upon loss of significant influence over the associate/joint venture, the Group measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the associate/joint venture upon loss of significant influence and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.3	Foreign currency translation

The consolidated financial statements are presented in Russian rubles (RUB), which is the Company’s functional and the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured in to the functional currency at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. They are shown separately for each Group company but netted by major types of monetary assets and liabilities. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

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

The exchange rates of the Russian ruble to each respective currency as of December 31, 2017 and 2016 were as follows:

	Average exchange rates for the year ended December 31,		Exchange rates at December 31,
	2016	2017	2016	2017
US Dollar	67.0349	58.3529	60.6569	57.6002
Euro	74.2310	65.9014	63.8111	68.8668
Kazakhstan Tenge (100)	19.5980	17.8959	18.1637	17.3184
Belarussian Ruble	33.7165	30.2125	30.9474	29.1013
Moldovan Leu (10)	33.6961	31.6871	30.5269	33.6548
New Romanian Leu	16.5315	14.4216	14.0722	14.7822

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

3.5.1 Software and other intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

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

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Customer relationships and contract rights	4-15 years
Computer Software	3-10 years
Bank license	indefinite
Trademarks and other intangible assets	3-6 years

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

These calculations are corroborated by valuation multiples, quoted share prices for publicly traded analogues, if applicable, or other available fair value indicators.

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

For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows ability to pay all amounts due according to the contractual terms of the assets being evaluated. Future cash flows in a group of financial assets that are collectively evaluated for impairment, are estimated on the basis of the contractual cash flows of the assets and the experience of management in respect of the extent to which amounts will become overdue as a result of past loss events and the success of recovery of overdue amounts. Past experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect past periods, and to remove the effects of past conditions that do not exist currently.

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

The Group’s financial liabilities include trade and other payables, bank overdraft, customer accounts and amounts due to banks.

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

Loans, borrowing, customer accounts and amounts due to banks and payables

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

3.10.1 Short-term employee benefits

Wages and salaries paid to employees are recognized as expenses in the current period. The Group also accrues expenses for future vacation payments and short-term employee bonuses.

3.10.2 Social contributions and define contributions to pension fund

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 10% in 2017, 2016 and 2015) to the annual gross remuneration of each employee. For the year ended December 31, 2017 defined contributions to pension fund of Russia of the Group amounted to 473 (2016 – 315; 2015 – 270).

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

Dividend Distribution

Cyprus entities that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 17% rate for 2015, 2016, 2017 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholder as of December 31, 2017 is non-Cypriot tax resident and as such the Cypriot deemed dividend distribution rules are not applicable.

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

The Company has not been subject to defence tax on dividends received from abroad as the dividend paying entities are engaged in other than investing activities.

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

In accordance with terms and conditions of use of QIWI Wallet accounts and QIWI system rules, the Group charges a fee to its consumers on the balance of unused accounts after certain period of inactivity and unclaimed payments. Such fees are recorded as revenues in the period a fee is charged.

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

Cash and settlement services

The Group charges a fee for managing current accounts and deposits of individuals and legal entities, including guarantee deposits from agents placed with the bank to cover consumer payments they accept. Related revenue is recorded as services are rendered or as transactions are processed.

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

The option awards that are outstanding as of December 31, 2017, 2016 and 2015 can only be settled in shares, that is why they are accounted for as equity-settled transactions.

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

A consumer payment processing fee, when it is charged on payments made by consumers through payment kiosks and terminals, is reported net of any transaction costs payable to or retained by agents. This is because, although the Group is the primary obligor, it does not have any discretion over the ultimate payment processing fee set by the agent to the consumer, does not have readily available information about gross fee, and is only exposed to the net amount of fee receivable from agents.

A consumer payment processing fee revenue is reported gross of related transaction costs. Such payments are made by consumers through the Group’s website or an application using a unique user login and password, and are called electronic payments. In contrast with the consumer payment processing fee revenue collected through payment kiosks and terminals, the Group, being a primary obligor in electronic payment transactions, also sets the consumer’s payment processing fee, generally as a percentage of payment, although credit risk for these transactions is limited. Thus, the Group concluded that its ability to control the consumer payment processing fee for electronic payments is a key differentiator from the consumer payment processing fees on payments collected through payment kiosks and terminals.

The total amounts of transaction costs are disclosed in Note 23.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant judgments (continued)

Revenue from cash and settlement services

The Group charges a fee for maintenance of current accounts of individuals and SME clients and for managing special guarantee deposit accounts made by agents to cover consumer payments they accept. Related revenues are reported gross of transaction costs paid to the same agents for collection of consumer payments, because these revenues relate to a separate service having distinct value to agents and are provided at their discretion. The total amounts of revenue from cash and settlement services are disclosed in Note 22.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Significant estimates and assumptions

Significant estimates reflected in the Company’s financial statements include, but are not limited to:

•	Fair values of assets and liabilities acquired in business combinations;

•	Impairment of intangible assets and goodwill;

•	Recoverability of deferred tax assets;

•	Impairment of loans and receivables;

•	Measurement of cost associated with share-based payments;

•	Uncertain position over risk assessment;

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

Impairment of goodwill and intangible assets

The Group determines the following material CGUs: SOVEST, Payment services, Postomatnye Tekhnologii, Tochka, Rocketbank, New Terminal and Flocktory. For the purpose of goodwill impairment test, the Group estimates the recoverable amounts of Payment services CGU as fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares. See also Note 12 below for details. For the purpose of intangible assets with indefinite useful life impairment test, the Group estimates the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, the Group estimates the recoverable amounts as higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant estimates and assumptions (continued)

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

The Group regularly reviews its loan portfolio to assess impairment. For instalment card loans the Group performs collective assessment of impairment for each loan portfolio group divided by overdue status of the loans (non-overdue; up to 30 days overdue, 30 to 60 days overdue, 60 to 90 days overdue, over 90 days overdue). The impairment assessment for each portfolio group is based on probability of default, loss given default and exposure at default. The Group uses internal historical instalment card loans loss rates statistics and roll-rates method for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on external market statistic. The exposure at default is an estimate of the exposure at a default date.

Further details on provision for impairment of loans and receivables are disclosed in Notes 13, 14.

Measurement of cost associated with share-based payments

Share-based payments included expenses incurred under employee stock option plan (ESOP) and restricted stock unit plan (RSU). See also Note 31 below for more details.

Management estimates the fair value of stock options at the date of grant using the Black-Scholes-Merton pricing model and its restricted stock units using the Binominal model. The option pricing models were originally developed for use in estimating the fair value of traded options, which have different characteristics than the stock options granted by the Company and its subsidiaries, associates and joint ventures. The models are also sensitive to changes in the subjective assumptions, which can materially affect the fair value estimate. These subjective assumptions include the expected life of the options, expected volatility, risk-free interest rates, expected dividend yield, the fair value of the underlying shares. The amount of expense is also sensitive to the number of awards, which are expected to vest, taking into account estimated forfeitures. Below is the discussion of each of these estimates:

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant	estimates and assumptions (continued)

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

Assumptions used for RSU valuation

Expected life

The Company used the expected term as the vesting term for RSU plan.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant	estimates and assumptions (continued)

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

Expected dividend yield

Before September 2017 the Group set an expected dividend yield of 5.03% based on historical payout. Following September 2017, the Group stoped to pay dividends and set an expected dividend yield of zero.

Fair value of the underlying shares

The fair value of shares defined by reference to closing market price of the Group’s traded shares.

Estimated forfeitures

The forfeiture rate for RSUs granted during the period is 9%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

Uncertain position over risk assessment

The Group disclosed possible and accrued probable risks in respect on currency, customs, tax and other regulatory positions. Management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its estimation of probability, which require considerable judgment.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2016	As of December 31, 2017
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI – M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL	Operation of electronic payment kiosks	100%	100%
QIWI WALLET EUROPE SIA (Latvia) (Note 7.2)	Operation of on-line payments	100%	100%
QIWI Retail LLC (Russia)	Sublease of space for electronic payment kiosks	100%	100%
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
CIHRUS LLC (Russia) [1]	Management services	100%	—
Attenium LLC (Russia)	Management services	100%	100%
Rapida LTD (Russia) [2]	Operation of payment processing and money transfer settlement systems	100%	—
Postomatnye Tekhnologii LLC (Russia)	Logistic	100%	100%
Future Pay LLC (Russia)	Operation of on-line payments	100%	100%
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
QIWI Shtrikh LLC (Russia) [3]	On-line cashbox production	—	51%
QIWI Platform LLC (Russia) [4]	Software development	—	100%
QIWI Processing LLC (Russia) [3]	Software development	—	100%
Joint ventures (Note 6, Note 21)
Flocktory Ltd (Cyprus)	Holding company	—	82%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	—	82%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	—	82%

[1]	The entity was reorganized in the form of accession to JSC QIWI in 2017
[2]	The entity was reorganized in the form of accession to QIWI Bank JSC in 2017
[3]	The entities were incorporated in 2017
[4]	The entity with negligible net assets was acquired for insignificant consideration in 2017

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisition of joint venture

FLOCKTORY

On March 22, 2017, the Group acquired 82% stake in Flocktory Ltd, non-public company, operating in Russia and Spain. Flocktory Ltd operates through its subsidiaries Flocktory Spain S.L. and FreeAtLast LLC. The Flocktory’s business is primarily focused on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, which are based on data collection and analysis and substantively represents SaaS platform for customer lifecycle management and personalization.

According to the shareholders’ agreement and the articles of association, decisions on relevant activities require unanimous consent of all shareholders. Thus, since the date of acquisition the Group has exercised a joint control over Flocktory Ltd and recognized it as a joint venture accounted for under equity method. Pre-existing relationships between the Group and Flocktory group were not significant.

QIWI entered into call and put option agreements with respect to the remaining 18% stake in Flocktory Ltd. Put option provides right to minority shareholders to sell its remaining shares to QIWI after the acquisition date. Put option becomes exercisable after one year from the acquisition date for 50% of minority shares, after year and a half for 25% of minority shares and after two years form acquisition— remaining 25%. Both call and put options are not exercisable and their fair value equals zero as of the acquisition date and as of December 31, 2017.

The consideration was made by the following:

Cash consideration paid	794
Cash payable for Flocktory’s stock option plan cancelation*	37

Total purchase consideration transferred	831

*	Based on Share purchase agreement (SPA) Qiwi plc is obliged to offer to employee stock option plan (ESOP) participants of Flocktory Ltd cash consideration for cancellation of 504 ESOP rights, 259 of which were cancelled at the date of acquisition (March 22, 2017), 120 to be offered for cancellation – at March 22, 2018, and 125 at March 22, 2019.

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value
Net assets acquired:
Property and equipment	1
Intangible assets	720
Accounts receivable	26
Cash and cash equivalents	55
Trade and other payables	(21)
Other liabilities	(1)

Total identifiable net assets at fair value	780

Group’s share of net assets (82%)	639

Goodwill arising on acquisition	192

Goodwill related to the joint venture amounted to 192 and is included in the carrying amount of the investment in joint venture.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Disposals of subsidiaries and Disposal Groups Held for Sale

7.1. Disposal of subsidiaries

2016

Disposal of Processingovyi Tsentr Rapida LLC

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

The loss from the disposal was calculated as the difference between:

(i)	The fair value of the consideration received
(ii)	the carrying value of net liabilities disposed of, as of the date of the transaction
(iii)	and result from disposal of indemnity asset related to subsidiary

Net liabilities of Processingovyi Tsentr Rapida LLC derecognized on disposal	230
Disposal of indemnity asset related to the subsidiary	(240)

Loss on disposal	(10)

Loss on disposal of Processingovyi Tsentr Rapida LLC is neutral for tax purposes.

Below are the assets and liabilities of Processingovyi Tsentr Rapida LLC as of date of disposal:

Processingovyi Tsentr Rapida LLC
Assets:
Other current assets	13

Total assets	13

Liabilities:
Income tax payable	240
Other current liabilities	3

Total liabilities	243

7.2. Disposal Groups Held for Sale

Sale of QIWI WALLET EUROPE SIA

In December 2016 the BOD of the Group decided to sell QIWI WALLET EUROPE SIA.The subsidiary was recognized in a disposal group as of December 31, 2016 and all its assets and liabilities were classified as held for sale. Although in the end of 2017 the Group entered into a contract to sell QIWI WALLET EUROPE SIA, but, the control over the entity was not transferred as of December 31, 2017. No impairment was recognized upon reclassification of the subsidiary as a disposal group.

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and its ultimate controlling shareholder, reviews selected items of segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the aforementioned roles of CEO responsibilities as well as the following factors:

•	The CEO determines compensation of our other executive officers while board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the BOD;

•	The CEO is actively involved in the day-to-day operations of the Group and regularly chairs meetings on key projects of the Group; and

•	The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data (since 2017 such reports represent separately Payment Services and Consumer Financial Services operating segments and Corporate and Other).

The financial data is presented on a combined basis for all key subsidiaries and joint ventures representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s operations, they are not linked to payment volume. The Group does not monitor balances of assets and liabilities by segments as CODM consider they have no impact on decision making.

The Group has identified its operating segments based on the types of products and services the Group offers. Before January 1, 2017 the Group had one operating segment as only one segment was reviewed by CODM. In 2017 the Group continued to invest in the development of new business activities, hence SOVEST instalment card project became significant. As a result, CODM started to review segment net revenue, segment profit before tax and segment net profit separately for each of the following identified reportable segments: Payment Services and Consumer Financial Services:

•	Payment Services (PS), operating segment that generates revenue through operations of our payment processing system offered to our customers through a diverse range of channels and interfaces.

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and presented separately to CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments (continued)

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as deferred taxation, share-based payments, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, effect from disposal of subsidiaries and fair value adjustments amortization and impairment thereof, as well as non-recurring items.

The segments’ statement of comprehensive income for the years ended December 31, 2015, 2016 and 2017, as presented to the CODM are presented below:

	2017
	PS	CFS	CO	Total
Segment net revenue	12,580	9	604	13,193

Segment profit/(loss) before tax	8,795	(2,704)	(1,273)	4,818

Segment net profit/(loss)	7,543	(2,164)	(1,325)	4,054

	2015*			2016*
	PS	CO	Total	PS	CFS	CO	Total
Segment net revenue	10,198	30	10,228	10,583	(3)	31	10,611

Segment profit/(loss) before tax	6,066	(995)	5,071	6,454	(259)	(605)	5,590

Segment net profit/(loss)	5,242	(1,100)	4,142	5,612	(219)	(679)	4,714

*	For comparative purposes 2015 and 2016 segment information is presented in 2017 format.

Segment net revenue, as presented to the CODM, for the years ended December 31, 2015, 2016 and 2017 is calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in the table below:

	2015	2016	2017
Revenue under IFRS	17,717	17,880	20,897
Cost of revenue (exclusive of depreciation and amortization)	(8,695)	(8,646)	(9,763)
Payroll and related taxes	1,206	1,377	2,059

Total segment net revenue, as presented to CODM	10,228	10,611	13,193

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments (continued)

A reconciliation of segment profit before tax to IFRS consolidated profit before tax of the Group, as presented to the CODM, for the years ended December 31, 2015, 2016 and 2017 is presented below:

	2015	2016	2017
Consolidated profit before tax under IFRS	6,151	3,107	3,840

Amortization of fair value adjustments to intangible assets recorded on acquisitions	270	396	344
Share – based payments	88	224	398
Foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering	(1,476)	975	236
Impairment of intangible assets recorded on acquisitions	—	878	—
Loss on disposal of subsidiaries, net	38	10	—

Total segment profit before tax, as presented to CODM	5,071	5,590	4,818

A reconciliation of segment net profit to IFRS consolidated net profit of the Group, as presented to the CODM, for the years ended December 31, 2015, 2016 and 2017 is presented below:

	2015	2016	2017
Consolidated net profit under IFRS	5,274	2,489	3,142

Amortization of fair value adjustments to intangible assets recorded on acquisitions	270	396	344
Share – based payments	88	224	398
Foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering	(1,476)	975	236
Impairment of intangible assets recorded on acquisitions	—	878	—
Loss on disposal of subsidiaries, net	38	10	—
Effect from taxation of the above items	(52)	(258)	(66)

Total segment net profit, as presented to CODM	4,142	4,714	4,054

Geographic information

Revenues from external customers are presented below:

	2015	2016	2017
Russia	13,737	13,274	15,556
CIS	1,019	1,099	1,098
EU	566	807	989
Other	2,395	2,700	3,254

Total revenue per consolidated statement of comprehensive income	17,717	17,880	20,897

Revenue is recognized according to merchants’ geographic place. The majority of the Group’s non-current assets is located in Russia.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue for the years ended December 31, 2017, 2016 and 2015.

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

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	2015	2016	2017
Net profit attributable to ordinary equity holders of the parent for basic earnings	5,187	2,474	3,114

Weighted average number of ordinary shares for basic earnings per share	57,819,164	60,477,840	60,755,706
Effect of share-based payments	147,851	167,197	404,357

Weighted average number of ordinary shares for diluted earnings per share	57,967,015	60,645,037	61,160,063

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	89.72	40.91	51.25
Diluted, profit attributable to ordinary equity holders of the parent	89.49	40.79	50.92

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

10.	Property and equipment

	Processing servers and engineering equipment	Computers and office equipment	Other equipment	Construction in progress (CIP) and Advances for equipment	Total
Cost
Balance as of December 31, 2015	498	71	92	15	676
Transfer between groups	11	—	—	(11)	—
Additions	215	19	76	78	388
Disposals	(27)	2	(6)	—	(31)
Foreign currency translation	(2)	(1)	—	(1)	(4)

Balance as of December 31, 2016	695	91	162	81	1,029

Transfer between groups	77	1	—	(78)	—
Additions	196	45	16	108	365
Disposals	(146)	(7)	(4)	—	(157)

Balance as of December 31, 2017	822	130	174	111	1,237

Accumulated depreciation and impairment:

Balance as of December 31, 2015	(234)	(42)	(34)	—	(310)
Depreciation charge	(113)	(17)	(19)	—	(149)
Disposals	20	(3)	6	—	23
Foreign currency translation	(1)	1	—	—	—

Balance as of December 31, 2016	(328)	(61)	(47)	—	(436)

Depreciation charge	(150)	(21)	(35)	—	(206)
Disposals	122	6	1	—	129

Balance as of December 31, 2017	(356)	(76)	(81)	—	(513)

Net book value
As of December 31, 2015	264	29	58	15	366

As of December 31, 2016	367	30	115	81	593

As of December 31, 2017	466	54	93	111	724

As of December 31, 2017, the gross book value of fully depreciated assets is equal to 184 (2016 – 141).

In August 2017, the Group has executed a series of transactions to acquire the trade marks, computer software and hardware of Tochka and Rocketbank from Otkritie Bank (see Notes 11, 14 and 24).

In 2017 the Group purchased the property plant and equipment in the amount of 104 from Otkritie bank.

QIWI plc

Notes to consolidated financial statements (continued)

11.	Intangible assets

Cost:	Goodwill	Licenses	Computer Software	Customer relationships	Trade marks	Contract rights	Advances for intangibles, CIP and others	Total
Balance as of December 31, 2015	6,285	284	898	5,326	216	295	11	13,315
Additions	—	—	182	—	—	—	110	292
Additions from business combinations	—	—	—	12	—	—	—	12
Transfer between groups	—	—	3	—	—	—	(3)	—
Disposals	—	—	(173)	—	—	—	(6)	(179)

Balance as of December 31, 2016	6,285	284	910	5,338	216	295	112	13,440

Additions	—	—	244	—	—	—	240	484
Transfer between groups	—	—	54	—	—	—	(54)	—
Disposals	—	(101)	(125)	(12)	—	(295)	(99)	(632)

Balance as of December 31, 2017	6,285	183	1,083	5,326	216	—	199	13,292

Accumulated Amortization:
Balance as of December 31, 2015	—	—	(368)	(371)	(23)	(295)	(4)	(1,061)
Amortization charge	—	(28)	(233)	(345)	(40)	—	(1)	(647)
Impairment	—	(31)	(8)	(820)	(27)	—	—	(886)
Disposals	—	—	173	—	—	—	3	176

Balance as of December 31, 2016	—	(59)	(436)	(1,536)	(90)	(295)	(2)	(2,418)

Amortization charge	—	(42)	(220)	(286)	(36)	—	(6)	(590)
Impairment	—	—	—	(8)	—	—	(96)	(104)
Disposals	—	101	120	12	2	295	97	627

Balance as of December 31, 2017	—	—	(536)	(1,818)	(124)	—	(7)	(2,485)

Net book value

As of December 31, 2015	6,285	284	530	4,955	193	—	7	12,254

As of December 31, 2016	6,285	225	474	3,802	126	—	110	11,022

As of December 31, 2017	6,285	183	547	3,508	92	—	192	10,807

As of December 31, 2017, the gross book value of fully amortized intangible assets is equal to 169 (2016 – 109).

In 2017 the Group purchased the intangible assets in the amount of 254 from Otkritie bank.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Impairment testing of goodwill and intangible assets

Goodwill

In 2017 following the legal merger of NKO Rapida to QIWI Bank the Group combined JSC QIWI, Visa QIWI Wallet and Rapida CGUs into one CGU – Payment Services. Considering launching of new projects and acquiring new assets in 2017 the Group identified following new significant CGU’s: SOVEST, Postomatnye Tekhnologii, Tochka, Rocketbank, New Terminal and Flocktory.

As of December 31, 2017 the Group considers that goodwill which was allocated and tested for impairment at the group of CGU - JSC QIWI, Visa QIWI Wallet and Rapida – is attributable to Payment services CGU, which carrying amount was equal to 6,285 (2016 - 6,285). For the purpose of goodwill impairment test the Company estimated the recoverable amount of the Payment services CGU as fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares (Level 1). As a result of annual impairment test the Group did not identify any impairment as of December 31, 2016 and 2017.

Intangible assets with indefinite useful life

As of December 31, 2017, the carrying amount of intangible assets with an indefinite useful life (licenses for banking operations, which are expected to be renewed indefinitely) is recognized with a value of 183 (2016 - 183). Intangible assets with an indefinite useful life were recorded by the Group at the date of acquisition of QIWI Bank JSC.

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

The Group performed an annual impairment test of Qiwi Bank’s license as of December 31, 2017 and as of December 31, 2016, but no impairment was identified. Reasonably possible changes in any valuation parameters would not result in impairment of intangible assets with indefinite useful life.

Intangible assets with definite useful life

For the purpose of the impairment test on other intangible assets the Company estimated the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or CGU this asset relates.

As of December 31, 2016 the Group identified the impairment indicators of intangible assets allocated to Rapida LTD CGU performed an impairment test of this CGU before the Goodwill testing, which indicated that there is impairment as of the reporting date in the amount of 847. As of December 31, 2017 the Group identifed the impairment indicators of New terminal CGU and completely impaired it by the amount of 89.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Impairment testing of goodwill and intangible assets (continued)

An analysis and movement of net book value of goodwill and indefinite life licenses acquired through business combinations, as included in the intangible assets (Note 11), is as follows:

As of December 31, 2015	6,569

Transfer to intangible assets with definite useful life	(101)

As of December 31, 2016	6,468

Transfer to intangible assets with definite useful life	—

As of December 31, 2017	6,468

13.	Long-term and short-term loans issued

As of December 31, 2017, long-term and short-term loans issued consisted of the following:

	Total as of December 31, 2017	Provision for impairment of loans	Net as of December 31, 2017
Long-term loans
Loans to individuals	1	—	1
Loans to legal entities	166	(3)	163

Total long-term loans	167	(3)	164

Short-term loans
Loans to financial institutions	3	(3)	—
Loans to legal entities	94	(93)	1
Instalment Card Loans*	1,912	(222)	1,690

Total short-term loans	2,009	(318)	1,691

*	Instalment Card Loans are primarily represented by new consumer oriented payment-by instalments card project, developed to stimulate customers to purchase goods and services on credit from a particular list of partner merchants (retail chains) within the range of credit limits established individually. These credit limits may be increased or decreased from time-to-time based on management decision. Instalment period is settled from 1 to 12 months depending on merchant. Instalment Card Loans are not collateralized.

As of December 31, 2016, long-term and short-term loans consisted of the following:

	Total as of December 31, 2016	Provision for impairment of loans	Net as of December 31, 2016
Long-term loans
Loans to individuals	7	—	7
Loans to legal entities	113	—	113

Total long-term loans	120	—	120

Short-term loans
Loans to financial institutions	3	(3)	—
Loans to individuals	17	—	17
Loans to legal entities	115	(113)	2

Total short-term loans	135	(116)	19

QIWI plc

Notes to consolidated financial statements (continued)

13.	Long-term and short-term loans issued (continued)

As of December 31, 2017, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2016	(Charge)/ reversal for the year	Utilisation	Provision for impairment of loans as of December 31, 2017
Instalment Card Loans	—	(222)	—	(222)
Loans to legal entities	(113)	3	14	(96)
Loans to financial institutions	(3)	—	—	(3)

Total	(116)	(219)	14	(321)

As of December 31, 2016, the provision for impairment of loans movement was the following:

	Provision for impairment of loans as of December 31, 2015	Charge for the year	Utilisation	Provision for impairment of loans as of December 31, 2016
Loans to legal entities	(199)	(53)	139	(113)
Loans to financial institutions	(3)	—	—	(3)

Total	(202)	(53)	139	(116)

Analysis of loans by credit quality is as follows:

	December 31, 2017				December 31, 2016
	Instalment Card Loans	Loans to individuals	Loans to legal entities	Loans to credit institutions	Loans to individuals	Loans to legal entities	Loans to credit institutions
Loans assessed individually	—	1	260	3	24	228	3
Loans assessed collectively:
- non-overdue	1,668	—	—	—	—	—	—
- up to 30 days overdue	88	—	—	—	—	—	—
- 30 to 60 days overdue	35	—	—	—	—	—	—
- 60 to 90 days overdue	25	—	—	—	—	—	—
- over 90 days overdue	96	—	—	—	—	—	—
Less: Provision for loan impairment	(222)	—	(96)	(3)	—	(113)	(3)

Total loans issued	1,690	1	164	—	24	115	—

The primary factor that the Group considers in determining whether a financial asset is impaired is its overdue status. A loan is considered overdue when the borrower fails to make any payment due under the loan at the reporting date. In this case an overdue amount is recognized as the aggregate amount of all amounts due from borrower under the respective loan agreement including accrued interest and commissions.

As defined by the Group for the purposes of internal credit risk assessment, loans fall into the “non-performing” category when a principal and/or interest payment becomes more than 90 days overdue. As of December 31, 2017 and December 31, 2016, the Group had no overdue but not impaired loans.

QIWI plc

Notes to consolidated financial statements (continued)

14. Trade and other receivables

As of December 31, 2017, trade and other receivables consisted of the following:

	Total as of December 31, 2017	Provision for impairment of receivables	Net as of December 31, 2017
Cash receivable from agents	4,666	(426)	4,240
Deposits issued to merchants	3,919	(13)	3,906
Comissions receivable	827	(18)	809
Advances issued	240	(1)	239
Rent receivables	101	(73)	28
Other receivables*	440	(14)	426

Total trade and other receivables	10,193	(545)	9,648

*	As of December 31, 2017 the other receivables includes the amount of 336 from Otkritie bank for assets with incomplete transfer of ownership (see Note 10 and 11).

As of December 31, 2016, trade and other receivables consisted of the following:

	Total as of December 31, 2016	Provision for impairment of receivables	Net as of December 31, 2016
Cash receivable from agents	3,657	(659)	2,998
Deposits issued to merchants	2,318	(3)	2,315
Comissions receivable	162	(7)	155
Advances issued	144	(1)	143
Rent receivables	106	(95)	11
Other receivables	71	(14)	57

Total trade and other receivables	6,458	(779)	5,679

The ageing analysis of trade receivables that are past due but not impaired as of December 31, 2017 are presented below:

		Ageing of receivables (days)
As of December 31, 2017	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	4,240	4,217	20	1	0	2	0
Comissions receivable	809	797	5	5	–	1	1
Rent receivables	28	19	6	2	1	–	–

Total trade and other receivables	5,077	5,033	31	8	1	3	1

QIWI plc

Notes to consolidated financial statements (continued)

14.	Trade and other receivables (continued)

The ageing analysis of trade receivables that are past due but not impaired as of December 31, 2016 are presented below:

		Ageing of receivables (days)
As of December 31, 2016	Total	<30	30-60	60-90	90-180	180-360	>360
Cash receivable from agents	2,998	2,568	423	1	3	1	2
Comissions receivable	155	141	10	1	2	1	—
Rent receivables	11	7	3	1	—	—	—

Total trade and other receivables	3,164	2,716	436	3	5	2	2

For the year ended December 31, 2017, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2016	(Charge)/ reversal for the year	Utilisation	Provision for impairment of receivables as of December 31, 2017
Cash receivable from agents	(659)	16	217	(426)
Deposits issued to merchants	(3)	(11)	1	(13)
Comissions receivable	(7)	(11)	—	(18)
Advances issued	(1)	—	—	(1)
Rent receivables	(95)	10	12	(73)
Other receivables	(14)	(5)	5	(14)

Total trade and other receivables	(779)	(1)	235	(545)

For the year ended December 31, 2016, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2015	(Charge)/ reversal for the year	Utilisation	Provision for impairment of receivables as of December 31, 2016
Cash receivable from agents	(660)	(125)	126	(659)
Deposits issued to merchants	(1)	(2)	—	(3)
Comissions receivable	(21)	(1)	15	(7)
Advances issued	(1)	—	—	(1)
Rent receivables	(95)	(15)	15	(95)
Other receivables	(16)	1	1	(14)

Total trade and other receivables	(794)	(142)	157	(779)

QIWI plc

Notes to consolidated financial statements (continued)

14.	Trade and other receivables (continued)

For the year ended December 31, 2015, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2014	(Charge)/ reversal for the year	Utilisation	Provision for impairment of receivables as of December 31, 2015
Cash receivable from agents	(506)	(204)	50	(660)
Deposits issued to merchants	(6)	(1)	6	(1)
Comissions receivable	(3)	(19)	1	(21)
Advances issued	(2)	1	—	(1)
Rent receivables	(29)	(70)	4	(95)
Other receivables	(18)	(6)	8	(16)

Total trade and other receivables	(564)	(299)	69	(794)

Receivables are non-interest bearing, except for agent receivables bearing interest rate of 16%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customer to receive credit.

15. Cash and cash equivalents

As of December 31, 2017 and 2016, cash and cash equivalents consisted of the following:

	As of December 31, 2016	As of December 31, 2017
Correspondent accounts with Central Bank of Russia (CBR)	1,877	6,522
Correspondent accounts with other banks	2,789	2,890
Short-term CBR deposits	9,201	6,500
Other short-term bank deposits	3,857	1,322
RUB denominated cash with banks and on hand	294	600
Other currency denominated cash with banks and on hand	979	572

Total cash and cash equivalents	18,997	18,406

Cash and short-term investments are placed in financial institutions or financial instruments, which are considered to have minimal risk of default as of date of approval of these financial statements.

The Company received the guarantee and secured it by cash deposit of 2.5 mln U.S.$ until July 31, 2018.

QIWI plc

Notes to consolidated financial statements (continued)

16.	Other current assets

As of December 31, 2017 and 2016, other current assets consisted of the following:

	As of December 31, 2016	As of December 31, 2017
Indemnification asset	60	30
Reserves at CBR*	312	229
Prepaid expenses	204	99
VAT and other taxes receivable	22	51
Other	63	49

Total other current assets	661	458

*	Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from August 1, 2016, such mandatory reserves established by the CBR constitute 5% for liabilities in RUR and 6-7% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

QIWI plc

Notes to consolidated financial statements (continued)

17.	Share capital, additional paid-in capital, share premium and other reserves

The Capital of the Company is divided by two classes. Each class A share has the right to ten votes at a meeting of shareholders and each class B share has the right to one vote at a meeting of shareholders. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution the Company pays and have nominal of EUR 0.0005 each.

Authorised shares	As of December 31, 2015	As of December 31, 2016	As of December 31, 2017
	Thousands	Thousands	Thousands
Ordinary Class A shares	133,017	133,017	131,778
Ordinary Class B shares	97,833	97,833	99,072

Total authorised shares	230,850	230,850	230,850

Issued and fully paid shares	As of December 31, 2015	As of December 31, 2016	As of December 31, 2017
	Thousands	Thousands	Thousands
Ordinary Class A shares	15,517	15,517	14,278
Ordinary Class B shares	44,902	45,080	46,655

Total issued and fully paid shares	60,419	60,597	60,933

For the year ended December 31, 2017 and 2016 the share capital and share premium movement was the following:

	Number of issued shares	Share capital	Share premium
	Thousands
As of December 31, 2015	60,419	1	12,068
Increase of share capital due to exercise of options by employees during the year	178	—	—

As of December 31, 2016	60,597	1	12,068
Increase of share capital due to exercise of options by employees during the year	336	—	—

As of December 31, 2017	60,933	1	12,068

In case of liquidation, the Company’s assets remaining after settlement with creditors, payment of dividends and redemption of the par value of shares is distributed among the ordinary shareholders proportionately to the number of shares owned.

The other reserves of the Group’s equity represent the financial effects from changes in equity settled share-based payments to employees, acquisitions and disposals, as well as other operations with non-controlling interests in the subsidiaries without loss of control.

QIWI plc

Notes to consolidated financial statements (continued)

18.	Borrowings

During the year ended December 31, 2017 the Group had available overdraft credit facilities with an overall credit limit of 1,460, with maturity from May 2018 to June 2020, and interest rate of up to 30% per annum. The balance payable under these credit lines as of December 31, 2017 was zero. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

19.	Trade and other payables

As of December 31, 2017 and 2016, the Group’s trade and other payables consisted of the following:

	As of December 31, 2016	As of December 31, 2017
Payables to merchants	6,696	9,178
Deposits received from agents	4,030	3,638
Deposits received from individual customers	3,961	4,726
Payment processing fees payable	504	469
Unsettled money remittances	433	586
Accrued personnel expenses and related taxes	323	353
Payables to vendors	338	536
Payables for rent	24	37
Other advances received	19	76

Total trade and other payables	16,328	19,599

20.	Customer accounts and amounts due to banks

As of December 31, 2017 and 2016, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2016	As of December 31, 2017
Due to banks	1,207	1,390
Due to individuals	34	110
Due to legal entities	1,101	1,571
Term deposits	—	111

Total customer accounts and amounts due to banks	2,342	3,182

Customer accounts and amounts due to banks bear the interest of up to 7% and are due on demand exept for term deposits which duration are contracted.

QIWI plc

Notes to consolidated financial statements (continued)

21. Investment in joint ventures

The Group has a single joint venture: Flocktory Ltd with subsidiaries (see Note 6). Three parties exercising joint control over this entity make unanimous decisions on major issues, including distribution and payment of dividends.

The Group’s interest in Flocktory joint venture is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in Flocktory joint venture:

As of December 31, 2017
Share of the joint venture companies’ statement of financial position:
Non-current assets	666
Current assets	125
including cash and cash equivalents	80
Current liabilities	(11)
including financial liabilities	(9)
Net assets	780
Group’s share (82%) of net assets	640
Goodwill	192

Carrying amount of investment in joint venture companies	832

Share of the joint venture’s revenue and net income for year ended December 31, 2017:

Revenue	187
Cost of revenues	(79)
Other income and expenses, net	(107)
including selling, general and administrative expenses	(55)
including depreciation and amortization	(59)

Total comprehensive income	1

Group’s share (82%) of total comprehensive income	1

The Group tested its investment into Flocktory joint venture as at December 31, 2017 and found no impairment indicators.

QIWI plc

Notes to consolidated financial statements (continued)

22.	Revenue

Revenue for the years ended December 31 was as follows:

	2015	2016	2017
Payment processing fees	14,935	16,289	18,575
Interest revenue	731	899	1,052
Cash and settlement services	557	130	670
Other revenue	1,494	562	600

Total revenue	17,717	17,880	20,897

For the purposes of consolidated cash flow statement, “Interest income, net” consists of the following:

	2015	2016	2017
Interest revenue	(731)	(899)	(1,052)
Interest expense classified as part of cost of revenue	79	37	42
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(16)	(36)	(35)
Interest expense from non-banking loans classified separately in the consolidated statement of comprehensive income	109	64	29

Interest income, net, for the purposes of consolidated cash flow statement	(559)	(834)	(1,016)

23.	Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the years ended December 31 was as follows:

	2015	2016	2017
Transaction costs	6,300	6,490	6,756
Payroll and related taxes	1,206	1,377	2,059
Other expenses	1,189	779	948

Total cost of revenue (exclusive of depreciation and amortization)	8,695	8,646	9,763

QIWI plc

Notes to consolidated financial statements (continued)

24.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2015*	2016*	2017
Compensation to employees, related taxes and other personnel expenses	1,511	1,682	2,227
Rent of premises and related utility expenses	338	346	391
Bad debt expense	362	215	220
Advertising, client acquisition and related expenses	242	165	1,294
Advisory and audit services	357	297	433
Tax expenses, except of income and payroll relates taxes	155	175	407
IT related services	176	180	236
Other expenses	328	363	1,035

Total selling, general and administrative expenses	3,469	3,423	6,243

*	Since 1 January 2017, general and administrative expenses have been revised to present more detailed classification of items based on their nature to provide the users of the financial statements with more relevant information. Certain comparative amounts have been reclassified to conform to the current period’s presentation.

In 2017 as result of the transaction with Otkritie bank (See Note 10, 11, 14) the Group recognized losses of 350 and included this amount in other expenses.

25.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2015	2016	2017
Proposed, declared and approved during the year:
2017: Final dividend for 2016: U.S.$ 11,520,798, Interim dividend for 2017: U.S.$ 26,113,788 (2016: Final dividend for 2015: U.S.$ 30,210,153, Interim dividend for 2016: U.S.$ 39,943,003 2015: Interim dividend for 2015: U.S.$ 13,640,343)	694	4,843	2,207
Paid during the period*:
2017: Final dividend for 2016: U.S.$ 11,520,798, Interim dividend for 2017: U.S.$ 26,113,788 (2016: Final dividend for 2015: U.S.$ 30,210,153, Interim dividend for 2016: U.S.$ 39,943,003 2015: Interim dividend for 2015: U.S.$ 13,640,343)	699	4,628	2,148
Proposed for approval (not recognized as a liability as of December 31):
2017: nill 2016: Final dividend for 2016: U.S.$ 11,513,436 2015: Final dividend for 2015: U.S.$ 30,209,301	2,237	679	—
Dividends payable as of December 31	—	—	—

*	The difference between paid and declared dividends represents foreign exchange movement

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

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

Dividends received from a non-resident (foreign) company are exempt from the levy of defence contribution if either the dividend paying company derives at least 50% of its income directly or indirectly from activities which do not lead to investment income (“active versus passive investment income test” is met) or the foreign tax burden on the profit to be distributed as dividend has not been substantially lower than the Cypriot corporate income tax rate (i.e. lower than 6.25%) at the level of the dividend paying company (“effective minimum foreign tax test” is met). The Company has not been subject to defence tax on dividends received from abroad as the dividend paying entities are engaged in operating activities.

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

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2017 and 2016, relate to the following:

	Consolidated statement of financial position as of December 31		Consolidated statement of profit or loss for the year ended
	2017	2016	2017	2016
Intangible assets	(719)	(784)	65	265
Trade and other payables	166	130	36	9
Trade and other receivables	101	138	(37)	(20)
Loans issued	48	27	21	7
Taxes on unremitted earnings	(184)	(75)	(109)	19
Other	7	(17)	24	(27)

Net deferred income tax asset/(liability)	(581)	(581)	–	253

including:
Deferred tax asset	245	270
Deferred tax liability	(826)	(851)

Deferred tax assets and liabilities are not offset because they do not relate to income taxes levied by the same tax authority on the same taxable entity.

Reconciliation of deferred income tax asset/(liability), net:

	2015	2016	2017
Deferred income tax asset/(liability), net as of January 1	203	(834)	(581)
Effect of acquisitions of subsidiaries	(1,037)	–	–
Deferred tax benefit/(expense)	–	253	–

Deferred income tax asset/(liability), net as of December 31	(834)	(581)	(581)

As of December 31, 2017 the Group does not intend to distribute a portion of its accumulated undistributed foreign earnings in the amount of 2,473 (2016 – 2,690). The amount of tax that the Group would pay to distribute them would be 124 (2016 – 149). Unremitted earnings include all earning that were recognized by the Group’s subsidiaries and that are expected to be distributed to the holding company.

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax (continued)

For the year ended December 31 income tax expense included:

	2015	2016	2017
Total tax expense
Current income tax expense	(877)	(871)	(698)
Deferred tax benefit/(expense)	–	253	–

Income tax expense for the year	(877)	(618)	(698)

Theoretical and actual income tax expense is reconciled as follows:

	2015	2016	2017
Profit before tax	6,151	3,107	3,840
Theoretical income tax expense at the domestic rate in each individual jurisdiction	(802)	(278)	(370)
(Increase)/decrease resulting from the tax effect of:
Non-taxable income	200	39	12
Non-deductible expenses	(105)	(269)	(222)
Income tax associated with earnings of foreign subsidiaries	(102)	(95)	(109)
Unrecognized deferred tax assets	(68)	(15)	(9)

Total income tax expense	(877)	(618)	(698)

During the year ended December 31, 2017 the Group did not recognize deferred tax assets related to the tax loss carry forward in the amount of 9 (2016 – 15, 2015—68) because the Group did not believe that the realization of the related deferred tax assets is probable.

Non-taxable income for the year ended December 31, 2015 comprised mainly of foreign exchange gain from revaluation of cash proceeds received from secondary public offering which is tax neutral according to the appropriate tax law. No such gains occurred for the years ended December 31, 2017 and December 31, 2016.

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

As Russia is Group’s main country of operation, it is particularly exposed to fluctuations and problems that arise in the Russian economy. Emerging markets, such as Russia, are subject to greater risks than more developed markets, including significant legal, economic and political risks. Emerging economies are subject to rapid change, and therefore the information set out herein may become outdated relatively quickly.

Chief among the challenges currently facing the Russian economy are (i) the ongoing crisis in Eastern Ukraine, (ii) the deterioration of Russia’s relationships with many Western countries, (iii) the economic and financial sanctions imposed by the U.S., EU, Canada and other countries in connection with these events on certain Russian companies, individuals, and entire sectors of Russian economy, (iv) a steep decline in oil prices in preceding years, and (v) a consequent record weakening of the Russian ruble against the U.S. dollar. The lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty are additional difficulties constricting Russian business at this time. Moreover, certain sanctions, as of now only imposed by Ukraine, and Russian countersanctions instituted in response to such sanctions, directly target payment services providers. There can be no assurance that additional sanctions affecting the payments of financial services business will not be imposed by Russia or other countries in which the Group operates. In addition, a number of Western businesses have curtailed or suspended activities in Russia or dealings with Russian counterparts for reputational reasons, even though currently such activities and dealings are not prohibited by the sanctions. An expansion of the existing sanctions or introduction of new sanctions, sanctions specifically targeting the Group, its management or its shareholders, or targeting the sector generally, could affect the Group’s business as its international customers, suppliers, shareholders and other business partners may change their relationship with the Group for compliance, political, reputational or other reasons.

Some of our agents, merchants or Tochka’s SME clients, although mostly not incorporated in Crimea, may have operations there. Further, before the introduction of the corresponding sanctions the Group has had direct contacts with several Crimea banks that are registered as financial legal entities in Crimea, currently such banks may continue to operate as the Group’ agents or merchants. Overall the share of the Group’ business that comes from such counterparties is insignificant. On December 19, 2014, U.S. President Obama signed a new executive order imposing comprehensive sanctions on the Crimea region. The EU has similarly introduced a broad set of sanctions through the Council Regulation (EU) 692/2014 as amended by Regulation (EU) 1351/2014. To date, management does not believe that any of the current sanctions as in force limit the Group’ ability to work with entities that may have operations in Crimea or operate in Crimea. Nevertheless, if the Group is deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries the Group’s business and results of operations may be materially adversely affected.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

In the ordinary course of our business, the Group may accept payments from consumers who either directly or indirectly interact with certain entities that are the targets of U.S. sanctions. The Group operates primarily within the Russian financial system and, accordingly, many of its customers have accounts at banks in Russia. The U.S., EU and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks, including VTB Bank and Gazprombank. Some subsidiaries of the Company hold bank accounts in the aforementioned banks as well as have overdrafts and bank guarantees in VTB Bank. Other Russian banks, including Bank Rossiya, SMP Bank, Investcapitalbank and Sobinbank, have also been designated by OFAC and are subject to U.S. economic sanctions. Tempbank was also designated due to its dealings with the Syrian government. Management is monitoring these developments in the current environment and taking actions where appropriate. These and any further possible negative developments in Ukraine could adversely impact the results and financial position of the Group in a manner not currently determinable.

Furthermore, U.S. sanctions may be extended to any person that U.S. authorities determine has materially assisted, provided financial, material, or technological support to, or provided goods or services in support of, any sanctioned individuals or entities. For example, the Group may be deemed to be associated with U.S.- designated banks due to its accepting payments for them from consumers in the ordinary course of its business, even though the Group may not have any direct contract relationships with them. There can be no assurance that the U.S. Government would not view such activities as meeting the criteria for U.S. economic sanctions. In addition, because of the nature of the Group’s business, the Group does not generally identify its customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, the Group is not always able to screen them against the “Specially Designated Nationals and Blocked Persons List” published by OFAC or other sanctions lists.

The crisis in Ukraine is ongoing and could escalate. Were full-fledged hostilities to break out between Ukraine and Russia, significant economic disruption would likely result and further calls from the Western countries for a comprehensive sanction regime that would further isolate Russia from the world economy. The current civil unrest in eastern Ukraine, if no resolution is forthcoming, may alone lead to the further strengthening and broadening of Ukraine-related sanctions. For example, it has been proposed to remove Russia from the international SWIFT payment system, which would disrupt ordinary financial services in Russia and any cross-border trade. The future repercussions surrounding the situation in Crimea and Eastern Ukraine are unknown, and no assurance can be given regarding the future of relations between Russia and other countries. The Group cannot therefore predict how the Ukrainian crisis will unfold or the impact it will have on its business or results of operations. Additionally, relations between the U.S. and Russia have become strained over a variety of other issues, which could result in further sanctions against Russia or specific individuals, entities or economic sectors. Any or all of the above factors could have a material adverse effect on the Group’s business, financial condition, results of operations and prospects.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Qiwi Bank is central to the operation of all of the Group’s segments, as it provides issuing, acquiring and deposit settlement functions within the Group, serves as the issuing bank for our payment-by-installment SOVEST cards and is the banking institution behind Tochka’s financial services offering. Qiwi Bank, like all banks and non-banking credit organizations operating in Russia, is subject to extensive regulation and reporting obligations, which may limit the Groups activities and increase the Groups costs of doing business. Qiwi Bank has been the subject of CBR investigations in the past that have uncovered various regulatory violations and deficiencies, which the Group has generally rectified. As part of the ongoing supervisory process, the management was recently notified that in 2018 Qiwi Bank will be subject to the CBR inspection. There can be no assurance that any currently planned or future inspection will not result in discovery of any significant or minor violations of various banking regulations, and what sanctions the CBR would choose to employ against QIWI Bank if this were to happen. For example, recently management was notified that throughout 2017 QIWI Bank exceeded thresholds turnover amounts with respect to certain types of transactions. The measures that the CBR has so far imposed on QIWI Bank in response have not had a significant impact on operations, and management believes that it has remedied the violation and taken appropriate measures to ensure that QIWI Bank will not be in breach of such requirements going forward. However, this measures have not been lifted yet and there can be no assurance that this measures will be lifted soon or additional sanctions will not be imposed on us as a result of such findings. Scrutiny of CBR can be expected to increase following launch of SOVEST, as it will expand the scope of traditional commercial and retail bank services that Qiwi Bank provides. Any such sanctions could have a material adverse effect on our business, financial condition and results of operations. Historically, the revocation of banking licenses by the CBR has been relatively rare, but since October 2013 the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks. If Qiwi Bank’s banking license is revoked, the Group would effectively be unable to provide most of our services.

Though the Russian economy contracted both in 2015 and in 2016, it has registered modest growth in 2017. However, throughout the period from 2014 to 2017 the population’s purchasing power has been decreasing due to the weakening of the ruble and the rise in cost of basic necessities such as food products and utilities, which according to the Russian Consumer Confidence Overall Index resulted in consumer confidence declining significantly. A further weakening in the Russian economy could have a negative impact on the Group’ merchants, as well as consumers who purchase products and services using the Group’ payment processing systems. This could negatively impact the Group’ business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of the Group’s payment processing volume. Specifically, worsening economic conditions could force some of the Group’ merchants and agents to liquidate their operations or go bankrupt, or could cause the Group’ agents to reduce the number of their locations or hours of operation, resulting in reduced transaction volumes. Similarly, a deteriorating economy and reduced consumer spending may translate into a decline in the number of transactions with SOVEST cards and may also affect the creditworthiness of the Group’ customers, which could result in increased credit risk. The Group also has a certain amount of fixed costs, including salaries and rent, which could limit its ability to adjust costs and respond quickly to changes affecting the economy and its business.

In this context, management perceives several risks that could affect the stability and profitability of the Group’s offline distribution business. Firstly, the overall macroeconomic conditions adversely affect the purchasing power of Russian population, as high inflation combined with decreasing real wage put pressure on the disposable income of consumers, thus leading to the overall decrease in consumer spending and in turn the Group’s payment volumes. Secondly, the Group agents’ economics are being pressured by decreasing commissions and higher customer commission sensitivity, combined with higher rental and other costs.

Thirdly, because the CBR has taken steps to secure the quality and transparency the industries in which the Group’ agents operate, additional controls and monitoring requirements have been imposed on agents through the banks. As agents work to comply with additional requirements and handle increasing numbers of inquiries from the banks they interact with, additional pressure is put on the agents’ business model especially for the smaller businesses. Although the Group’s network of agents remains well diversified, these changes in recent years have negatively affected the size of Group’s physical distribution in Russia and, correspondingly, its financial results. Management is committed to making its best efforts to support the Group’s physical distribution in Russia and, correspondingly, its financial results, there can be no assurance that there will not be further negative impacts of these changes in the mid-term.

The Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a relatively significant portion of the Group’ revenues and also generally carries higher margins than processing payments to merchants in most of the Group’s other categories. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. Recent amendments to Russian betting legislation introduced a more comprehensive regulatory framework in this area. In particular, under amendments to the Russian betting laws introduced in 2014, in order to engage in the betting industry, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may only be accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. In 2016, QIWI Bank established a TSUPIS together with a the self-regulated associations of bookmakers in order to be able to accept such payments. Processing payments to betting merchants represents a relatively significant portion of the Group’s revenues. Furthermore, betting winnings received by the Group consumers deposited into their Qiwi Wallet accounts represents one of the significant reload sources for Qiwi Wallet accounts. If other banks or payment service providers were to enter this market, the payment volume, revenue and margins of the Group’ Payments business, as well as overall usage of Qiwi Wallet, could be materially adversely affected.

Additionally, if any of the Group’s merchants engaged in the betting industry are not able or are unwilling to comply with Russian betting legislation, or if they decide to cease their operations in Russia for regulatory reasons or otherwise, the Group would have to discontinue servicing them and would lose the associated income.

Moreover, if the Group is found to be in non-compliance with any of the requirements of the applicable legislation, it could not only become subject to fines and other sanctions, but could also be forced to discontinue operations that are deemed to be in breach of the applicable rules, thereby losing the associated revenue streams. Additionally, as of January 1, 2018, the relevant betting legislation has been supplemented with the ability of the Russian government to blacklist betting merchants that are found to be in violation of applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants. These measures may result in the contraction of the betting sector and therefore adversely affect the revenues, margins and net revenue of the Group’s E-commerce category and overall Payment services segment.

The Group may also be subject to reputational risks associated with being involved in the betting business through offering the payments services to betting merchants. For example, in July 2016, the Group was served with notices from Roskomnadzor, the Russian state agency responsible for overseeing the media and Internet, stating that the Group had breached Russian laws on public distribution of information about gambling, since the Group’s website contained links to services offered by certain betting operators that were allegedly not in compliance with the Russian betting legislation. The Group has complied with the prescriptions contained in the notices. However, there can be no assurance that further violations will not occur in the future, as the Group services a wide variety of merchants and depend on their compliance with relevant laws in this regard. If the Group is found to be in breach, Roskomnadzor or other agencies could take further action against it, including by blocking its website, imposing fines or other sanctions. The Group could face similar difficulties in other jurisdictions, since online betting is an area of intense focus by regulators in many of the countries in which the Group operates.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Taxation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management’s interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within Russia and the CIS which are discussed below suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged in the future.

The Company may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia, i.e. dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. The Company intend to rely on the Russia-Cyprus double tax treaty. The tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company to 10% provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; and (iv) the treaty clearance procedures are duly performed. This rate may be further reduced to 5% if the direct investment of the Cypriot company in a Russian subsidiary paying the dividends is at least EUR 100,000. Although the Group will seek to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that the Company would be able to avail itself of the reduced withholding income tax rate in practice. Specifically, Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case the Company may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice.

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

Risk of cybersecurity breach

The Group stores and/or transmits sensitive data, such as credit or debit card numbers, passport details, mobile phone numbers and other identification data, and the Company has ultimate liability to its consumers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. Any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, payables to other payment systems, fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. In addition, misuse of such sensitive data or a cybersecurity breach could result in claims, regulatory scrutiny and other negative consequences.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses on these consolidated financial statements, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to 2.5 billion rubles which was assessed by the Group as of December 31, 2017 (2 billion rubles as of December 31, 2016).

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

Legal proceedings

In the ordinary course of business, the Group may be subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not have a material adverse effect on the financial condition or the results of future operations of the Group.

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

Operating lease commitments

The Group has commercial lease agreements of office buildings. The leases have an average life of between one and five years. Total lease expense for the twelve months ended December 31, 2017 is for rent of office places 357 (2016 – 307).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, 2017 and December 31, 2016    are as follows:

	As of December 31, 2016	As of December 31, 2017
Within one year	244	397
After one year but not more than five years	583	693

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Operating lease commitments (continued)

The Group is a party to a material contract of lease of office building, which gave origin to lease expenses in the amount of 154 in 2017 (172 in 2016) and creates commitments to charge further 461 of lease expenses, 154 of which shall be accrued within one year and 307 – after one year but no more than five years. The contract was concluded on July 1, 2014 and terminates on December 31, 2020. The lease payment consists of three parts: basis lease payment, reimbursement of operational expenses, and lease pay for parking places. All the three components gradually increase to the end of the contract term. For the purposes of these financial statements, the payments are recognized as expenses on a straight-line basis over the lease term.

Pledge of assets

As of December 31, 2017 the Group pledged debt instruments (government bonds) with carrying amount of 1,319 (December 31, 2016 – 1,687) as collateral for bank guarantee issued on Group’s behalf to its major partner and 486 (December 31, 2016 – 484) as coverage for supporting its short-term overnight credit facility at CBR.

Commitments to Mail.ru Group Limited

The Group committed to purchase of advertising services from Mail.ru Group Limited affiliates in the amount of 260 during three years starting from November 2014. Mail.ru Group Limited makes advertising available for the Group on the standard commercial rates. As of December 31, 2017 the Group spent 50 (2014 – 50, 2015 – nil, 2016 –nil, 2017 –nil) on advertising under this agreement.

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of both activated and not activated by the customers of instalment card loans. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards. Outstanding credit limits possible to be used including credit limits not yet activated by the customers and related commitments are as follows:

	As of December 31, 2016	As of December 31, 2017
Unused limits on instalment card loans	127	8,603

The total outstanding contractual amount of unused limits on contingencies and commitments liability does not necessarily represent future cash requirements, as these financial instruments may expire or terminate without being funded. In accordance with instalment card service conditions the Group has a right to refuse the issuance, activation, reissuing or unblocking of an instalment card, and is providing an instalment card limit at its own discretion and without explaining its reasons. The Group also has a right to increase or decrease a credit card limit at any time without prior notice.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Balances and transactions with related parties

Customer accounts in the amount of 97 as of December 31, 2017 (December 31, 2016 – 27) comprise of cash held at bank account by related parties, including key management personnel and the companies under their control or control of their close family members.

Benefits of key management and Board of Directors generally comprise of short-term benefits and share-based payments during the year ended December 31, 2017 and amounted to 137 (136 – for the year 2016, 142 – for the year 2015)

As of December 31, 2016 some of the overdraft facilities were guaranteed by the Group’s CEO. There are no such overdraft facilities as of December 31, 2017.

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

During last public offering, the Company increased its issued share capital and received about 89 mln U.S. $. The unused portion of these proceeds is accounted as other short-term bank deposits in cash and cash equivalents as of December 31, 2017 and 2016. Due to depreciation of U.S. $ rate against RUB for the year 2017 and for the year 2016 by 5% and 17% respectively the Group recorded foreign exchange loss in the amount of 236 and 975 respectively. The Group intends to use these assets for general corporate purposes including potential acquisitions.

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

	change in US Dollar	Effect on profit before tax Gain/(loss)
2017	+11%	83
	- 11%	(83)
2016	+20%	655
	- 20%	(655)

	change in Euro	Effect on profit before tax Gain/(loss)
2017	+12.5%	36
	- 12.5%	(36)
2016	+20%	40
	- 20%	(40)

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management (continued)

Liquidity risk and capital management

The Group uses cash from shareholders’ contributions, has sufficient cash and does not have any significant outstanding debt other than interbank debt with short maturities (classified as due to banks). Deposits received from agents are also due on demand, but are usually offset against future payments processed through agents. The Group expects that agent’s deposits will continue to be offset against future payments and not be called by the agents. Customer accounts and amounts due to banks, trade and other payables are due on demand.

Since 2014 Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which the Group operates), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and it was noted that the Group’s merchants and partners also started and in certain cases continued to request from the Group larger collaterals to hedge their risks. Thr Group was able to manage these conditions and requirements to date, though the liquidity shortage in the market if exacerbated may have further negative effects on the Group’s operations, which cannot be now reliably estimated.

According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than sertain portion of its risk-adjusted assets. As of December 31, 2017, QIWI Bank JSC’s capital ratio is above the minimal level required. The Group monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the years ended December 31, 2017 and 2016 QIWI Bank JSC and Rapida LTD met the capital adequacy requirements.

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

		Due:
	Total	On demand	Within a year	More than a year
Trade and other payables (Note 19)	19,599	19,599	—	—
Customer accounts and amounts due to banks (Note 20)	3,182	3,071	111	—

Total as of December 31, 2017	22,781	22,670	111	—

		Due:
	Total	On demand	Within a year	More than a year
Trade and other payables (Note 19)	16,328	16,328	—	—
Customer accounts and amounts due to banks (Note 20)	2,342	2,342	—	—

Total as of December 31, 2016	18,670	18,670	—	—

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management (continued)

Credit risk

Financial assets of the Group, which potentially subject us and our subsidiaries and associates to credit risk, consist principally of trade receivables, loans issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CBR, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by Russian Government.

Starting from 2017, we are also exposed to substantial credit risk through our payment-by-installment card project SOVEST, where Qiwi Bank JSC serves as a lender and bears all credit risk on outstanding loans. When granting loans on SOVEST cards, the Group uses automated scoring solvency models and evaluate individually each application for the probability of fraud and social default. It uses the information from the major credit bureaus as well as certain other data including the evaluation of the potential effects of changes in macroeconomic conditions and regional affiliation of the applicant in order to approve or reject the application. Qiwi Bank can then use manual verification for determining the credit limit for the approved applicants. Qiwi Bank runs advanced forward-looking models that are based on the analysis of the transactional behavior of individual customers in order to predict and stimulate usage as well as prevent fraud, and Qiwi Bank uses a migration matrix approach for calculation of the loan loss provisions. Qiwi Bank distributes its installment cards to customers on a federal scale, across all regions of Russia. Our target audience includes Russian citizens with the permanent registration and aged 18 to 70 years. Qiwi Bank also uses a variety of distribution channels and strategies to obtain clients and therefore believe that its credit risk is broadly diversified.

The management established a credit committee that develops and approves general principles for lending and takes special measures to mitigate credit risk such as cut down of the credit limits for unreliable clients, diversification of methods of work with overdue borrowers and more advanced scoring models for the new borrowers. Please see Note 13 for the carrying amount of loans issued and the maximum amount exposed to the credit risk for these type of assets.

The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to the credit risk for this type of receivables (Note 14). The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
	As of December 31, 2016	As of December 31, 2017
Concentration of credit risks by main counterparties, % from total amount
Top 5 counterparties	60%	47%
Others	40%	53%

Collection of receivables may be influenced by economic factors. Management believes that there is no significant risk of recognition of additional loss beyond the allowance already recorded.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long and short-term debt instruments and borrowings. The Group has various other financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of December 31, 2017 and 2016 is presented by type of the financial instrument in the table below:

		As of December 31, 2016		As of December 31, 2017
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt instruments	HTM	2,171	2,195	1,804	1,827
Long-term loans	LAR	120	120	164	164

Total financial assets		2,291	2,315	1,968	1,991

Financial instruments used by the Group are included in one of the following categories:

•	LAR – loans and receivables;

•	HTM – held-to-maturity financial assets.

Carrying amounts of cash and cash equivalents, short-term investments, short-term loans issued, accounts receivable and payable, reserves at CBR and customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt instruments of the Group consist of RUB nominated government bonds with interest rate 6.7% - 7.5% and maturity up to May 2019. All debt instruments are pledged (Note 27).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to ten years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is 10%.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets for which fair values are disclosed
Debt instruments	December 31, 2017	1,827	1,827	—	—
Long-term loans	December 31, 2017	164	—	—	164
Assets for which fair values are disclosed
Debt instruments	December 31, 2016	2,195	2,195	—	—
Long-term loans	December 31, 2016	120	—	—	120

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the year ended December 31, 2017.

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

Long-term fixed-rate loans issued and debt instruments are evaluated by the Group based on parameters such as interest rates, specific country risk factors and individual creditworthiness of the customer.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Share-based payments

31.1. Option plans

As of December 31, 2017, the Group has the following outstanding option plans:

	2012 Employee Stock Option Plan (ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)
Adoption date	October, 2012	July, 2015
Type of shares	class B shares	class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 7 % of total amount of shares
Exercise price	Granted during:	Granted during:
	Year 2012: U.S. $13.65	Year 2016: n/a
	Year 2013: U.S. $41.24 – 46.57	Year 2017: n/a
Year 2014: U.S. $34.09 – 37.89 Year 2017: U.S. $ 23.94
Exercise basis	Shares	Shares
Expiration date	December 2020	December 2022
Vesting period	Up to 4 years	Three vesting during up to 2 years
Other major terms	The options are not transferrable	- The units are not transferrable
- All other terms of the units under 2015 RSU Plan are to be determined by the Company’s BOD or the CEO, if so resolved by the BOD, acting as administrator of the Plan

31.2. Changes in outstanding options

The following table illustrates the movements in share options during the year ended December 31, 2017:

	As of December 31, 2016	Granted during the period	Forfeited during the period	Exercised during the period	As of December 31, 2017
2012 ESOP	1,929,089	27,743	(282,000)	(146,692)	1,528,140
2015 RSU Plan	414,035	512,108	(66,732)	(314,033)	545,378

Total	2,343,124	539,851	(348,732)	(460,725)	2,073,518

As of December 31, 2017 the Company has 1,528,140 options outstanding, all of which are vested, and 545,378 RSUs outstanding, of which 51,912 are vested and 493,466 are unvested.

The weighted average price for share options exercised under ESOP during the reporting period was U.S. $13.65 and exercised under RSU plan was nill.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Share based payments (continued)

31.3. Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility,%	Risk-free interest rate, %		Expec- ted term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,128,521	0-5.03%	28%- 49.85%	0.29 3.85	%- %	2-4	28.10	7.14	Black- Scholes- Merton
2015 RSU Plan	1,095,708	0-5.03%	50.65%- 64.02%	2.89 3.19	%- %	0-2	15.04	14.41	Binominal

The forfeiture rate used in valuation models granted during the period is 9%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

31.4. Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2017 was 398 (2016 – 224, 2015 – 88).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC
By:	/s/ Sergey Solonin
Name:	Sergey Solonin
Title:	Chief Executive Officer
Date:	March 28, 2018