Form 20-F/A
period 2017-12-31
QIWI
filed 2018-04-09
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

+ (357) 250-28091

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

EXPLANATORY NOTE

This Amendment No. 1 to the Annual Report for the fiscal year ended December 31, 2017, on Form 20-F of QIWI PLC, originally filed with the Securities and Exchange Commission on March 28, 2018 (the “Original 20-F”), is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits,” which was not included in the Original 20-F, and to furnish the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T.

Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and QIWI has not updated disclosures included therein to reflect any events that occurred subsequent to March 28, 2018.

EXHIBIT INDEX

Exhibit	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing this Amendment No. 1 to Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to Form 20-F on its behalf.

QIWI PLC

By:	/s/ Sergey Solonin
Name: Sergey Solonin
Title: Chief Executive Officer
Date: April 9, 2018