Form 20-F
period 2018-12-31
QIWI
filed 2019-03-28
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

+ 357 2265-3390

ir@qiwi.com

Kennedy 12, Kennedy Business Centre, 2nd floor

P.C. 1087, Nicosia, Cyprus

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share	The NASDAQ Stock Market LLC
Class B ordinary shares, having a nominal value of EUR 0.0005 per share*

*	Not registered for trading, but exist only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2018, 13,833,419 Class A ordinary shares, par value EUR 0.0005 per share and 48,879,556 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  ☐                 Accelerated filer  ☒                Non-accelerated filer  ☐                Emerging growth company   ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our ability to grow our payment volumes;

•	our ability to maintain and grow the size of our physical and virtual distribution;

•	our ability to increase our market share in our key payment market verticals and segments;

•	our ability to successfully introduce new products and services, including our payment-by-installment card SOVEST, Rocketbank or Tochka multi-bank platform;

•	our ability to successfully execute our business strategy, including in respect of SOVEST, Rocketbank and Tochka, and our ability to recoup our investments made in such businesses;

•	our ability to maintain our relationships with our merchants, agents and partners;

•	the expected growth of Qiwi Wallet and alternative methods of payment;

•	our ability to continue to develop new and attractive products and services;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	competition in our industry;

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

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

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented as of December 31, 2018 and for the year ended December 31, 2018. These translations are solely for convenience of the reader and were calculated at the rate of RUB 69.4706 per U.S. $1.00, which is equal to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2018.

	Year ended December 31,
	2014*		2015*		2016		2017		2018
	RUB		RUB		RUB		RUB		RUB		U.S.$
	(in millions, except per share data)
Consolidated Statement of Comprehensive Income Data:
Revenue	14,718		17,717		17,880		20,897		30,610		441
Cost of revenue	(7,273)		(8,695)		(8,646)		(9,763)		(15,129)		(218)
Selling, general and administrative expenses	(2,931)		(3,107)		(3,208)		(6,023)		(9,671)		(139)
Depreciation and amortization	(353)		(689)		(796)		(796)		(864)		(12)
Credit loss expense*	(151)		(362)		(215)		(220)		(474)		(7)
Impairment of intangible assets	—		—		(878)		(104)		(23)		(0)
Profit from operations	4,010		4,864		4,137		3,991		4,449		64
Other income and expenses, net	(39)		(61)		(79)		(41)		(227)		(3)
Foreign exchange gain	3,359	(1)	2,801	(1)	1,040	(1)	257	(1)	1,311	(1)	19
Foreign exchange loss	(1,428	) (1)	(1,360	) (1)	(1,963	) (1)	(373	) (1)	(1,049	) (1)	(15)
Interest income and expenses, net	(40)		(93)		(28)		6		17		0
Profit before tax	5,862		6,151		3,107		3,840		4,501		65
Income tax expense	(894)		(877)		(618)		(698)		(875)		(13)
Net profit	4,968		5,274		2,489		3,142		3,626		52
Attributable to:
Equity holders of the parent	5,024		5,187		2,474		3,114		3,584		51
Non-controlling interests	(56)		87		15		28		42		1
Weighted average number of shares
Basic	53		58		60		61		61		61
Diluted	54		58		61		61		62		62
Earnings per share
Basic	94.09		89.72		40.91		51.25		58.56		0.84
Diluted	92.73		89.49		40.79		50.92		58.06		0.84
Dividends declared per share
RUB	53.46		11.56		79.92		36.22		—		n/a
U.S.$	0.95		0.25		1.16		0.62		—		n/a

*	Credit loss expense for the years ended December 31, 2014 through 2017 was separated from Selling, General and Administrative expenses for comparative purposes as a result of the adoption of IFRS 9.

	As of December 31,
	2014	2015	2016	2017	2018
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	17,080	19,363	18,997	18,406	40,966	590
Total current assets	25,036	27,015	27,205	31,094	58,371	840
Total assets	30,050	41,577	39,674	45,059	73,023	1,051
Total equity	8,334	22,436	19,969	21,157	25,706	370
Total debt	43	3	0	0	0	0
Total liabilities	21,716	19,141	19,705	23,902	47,317	681
Total equity and liabilities	30,050	41,577	39,674	45,059	73,023	1,051

*	The amounts shown here may immaterially differ from the amounts shown in the Annual Report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

	Year ended December 31,
	2014	2015	2016	2017	2018
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Adjusted net revenue (1)	8,836	10,228	10,611	13,193	19,657	283
Payment Services segment net revenue	8,807	10,198	10,583	12,580	16,497	237
Adjusted EBITDA (1)	4,818	5,640	6,035	5,185	5,948	86
Adjusted net profit (1)	3,496	4,142	4,714	4,054	4,137	60
Payment Services segment payment volume (in billions) (2)	645	860	847	911	1,138	16
Active kiosks and terminals (units) (3)	181,148	172,269	162,173	152,525	143,690	n/a
Active Qiwi Wallet accounts (at period end, in millions) (4)	17.2	16.1	17.2	20.1	20.8	n/a
Payment services segment net revenue yield (5)	1.37%	1.19%	1.25%	1.38%	1.45%	n/a
Consumer Financial Services segment payment volume (in billions)(6)	—	—	—	3.3	15.9	0.2

(1)

See “—Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

(2)	Payment Services segment payment volume consists of the amounts paid by our customers to merchants or transferred to other customers less intra-group eliminations in our Payment Services segment.
(3)

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

(4)

Number of active Qiwi Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.

(5)	Payment Services segment net revenue yield is defined as Payment Services segment net revenue divided by Payment Services payment segment volume.
(6)

Consumer Financial Services segment payment volume consists of the transaction amounts paid by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount returned for corresponding reimbursements.

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

Adjusted net revenue

Adjusted net revenue is calculated by subtracting cost of revenue from revenue and adding back payroll and related taxes. Adjusted net revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews adjusted net revenue. We add back payroll and related taxes because, although they are an essential part of the services we provide to our clients, these expenses are not directly linked to payment volume. Nevertheless, payroll and related taxes represent an important portion of our operating costs and affects liquidity and financial performance. For the periods presented in this Annual Report Adjusted Net Revenue is equal to Total Segment Net Revenue.

The following table reconciles adjusted net revenue to revenue.

	Year ended December 31,
	2014*	2015*	2016	2017	2018
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Revenue	14,718	17,717	17,880	20,897	30,610	441
Minus: Cost of revenue (exclusive of depreciation and amortization)	(7,273)	(8,695)	(8,646)	(9,763)	(15,129)	(218)
Plus: Payroll and related taxes	1,391	1,206	1,377	2,059	4,176	60
Adjusted net revenue	8,836	10,228	10,611	13,193	19,657	283

*	The amounts shown here may immaterially differ from the amounts shown in the Annual Report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for share of loss of associates, impairment of investment in associates, foreign exchange gain and loss, other expenses, other income, loss on disposal of subsidiaries, income from depositary, offering expenses, share-based payment expenses and impairment of intangible assets recorded on acquisitions. We present adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange loss/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of intangible assets acquired in the business combinations), and certain one-time income and expenses (affecting other income, offering expenses, loss on disposal of subsidiaries and income from depository). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of adjusted EBITDA are:

•	adjusted EBITDA does not include offering expenses;

•	adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	adjusted EBITDA does not include share-based payments.

	Year ended December 31,
	2014		2015		2016		2017		2018
	RUB		RUB		RUB		RUB		RUB		U.S.$
	(in millions)
Net Profit	4,968		5,274		2,489		3,142		3,626		52
adjusted for:
Depreciation and amortization	353		689		796		796		864		12
Other income and expenses, net	39		61		79		41		227		3
Foreign exchange gain	(3,359	) (1)	(2,801	) (1)	(1,040	) (1)	(257	) (1)	(1,311	) (1)	(19)
Foreign exchange loss	1,428	(1)	1,360	(1)	1,963	(1)	373	(1)	1,049	(1)	15
Interest income and expense, net	40		93		28		(6)		(17)		(0)
Income tax expenses	894		877		618		698		875		13
Offering expenses	32		—		—		—		—		—
Share-based payment expenses	422		88		224		398		635		9
Impairment of intangible assets recorded on acquisitions	—		—		878		—		—		—
Adjusted EBITDA	4,818		5,640		6,035		5,185		5,948		86

Adjusted net profit

Adjusted net profit is defined as net profit excluding amortization of fair value adjustments, loss on disposals of subsidiaries, share-based payment expenses, offering expenses, impairment of goodwill and intangible assets acquired in the business combinations, income from depositary, foreign exchange gain on June 2014 offering proceeds and the effects of taxation on those excluded items. Adjusted net profit is a key measure used by management to observe the operational profitability of the company. We believe adjusted net profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals, the effects of deferred taxation on excluded items and offering expenses do not represent the core operations of the business, and amortization of fair value adjustments and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance. For the periods presented in this Annual Report Adjusted Net Profit is equal to Total Segment Net Profit.

The following table reconciles adjusted net profit to net profit.

	Year ended December 31,
	2014	2015	2016	2017	2018
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net profit	4,968	5,274	2,489	3,142	3,626	52
Impairment of intangible assets recorded on acquisitions	—	—	878	—	—	—
Amortization of fair value adjustments	74	270	396	344	369	6
(Gain)/loss on disposals of subsidiaries	—	38	10	—	—	—
Offering expenses	32	—	—	—	—	—
Income from depositary (2)	(38)	—	—	—	—	—
Share-based payment expenses	422	88	224	398	635	9
Effect of taxation of the above items	(15)	(52)	(258)	(66)	(60)	(1)
Foreign Exchange loss/(gain) on June 2014 offering proceeds (1)	(1,947)	(1,476)	975	236	(433)	(6)
Adjusted net profit	3,496	4,142	4,714	4,054	4,137	60

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

Our key competitors in Russia are retail banks, particularly those with a focus on well-developed electronic payment solutions, including Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking solutions and large retail networks, and Tinkoff Bank, which positions itself as a specialized bank specifically focused on innovative online retail financial services. Sberbank, for example, has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. Sberbank is the market leader of the Russian payments market, and has access to significant financial resources and has an extensive nationwide network of branches. It is also the largest processor of utility bill payments, which constitute a significant portion of overall consumer spending in our industry. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through Yandex.Money, one of the major electronic payment service providers in Russia that it operates in a joint venture with Yandex, a leading Russian diversified technology company. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Additionally, Sberbank is pursuing a strategy to transform itself into an e-commerce ecosystem based on open source software. In furtherance of this strategy, in April 2018 Sberbank announced together with Yandex that they have completed the formation of a joint venture based on the Yandex.Market platform where they intend to combine the technological capabilities of Yandex and the infrastructure and technologies of Sberbank to develop a leading B2C (business-to-consumer) e-commerce ecosystem. While the e-commerce platform created by this joint venture is still being rolled out, this deal could result in a substantial shift in the competitive landscape of the Russian physical e-commerce market to the detriment of our position, market share and growth potential in this category of payments. The recently announced joint venture between Mail.ru Group, Alibaba Group, Megafon and RDIF to create a largest social commerce platform in Russia and the Commonwealth of Independent States (“CIS”) based on AliExpress Russia and Pandao platforms, could have a similar effect. Our other major competitors in the banking industry include Alfa-Bank, a major retail bank that combines a strong competitive position in the traditional retail banking sector with a focus on developing innovative financial and payments solutions, and Tinkoff Bank, which is a provider of online retail financial services operating in Russia through a high-tech branchless platform. Numerous other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions.

The competition in the digital money transfer services space is also further intensifying as key market players including retail banks develop and digitalize their products. Recently the Central Bank of Russia in cooperation with other banks established an instant payment system which is designed to enable instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. All banks doing business in Russia can and will likely be obliged to connect to this system (which Qiwi Bank has already done) for doing peer-to-peer money transfers. It may prove difficult for our digital money remittance solutions to compete with such system on the basis of convenience, price, or otherwise. There can also be no assurance that the CBR will not impose an upper fee limit for transfers within such system that will be lower than the currently prevailing fee rates and thereby drive down the entire market for money remittance fees.

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is at least as dispersed as our physical distribution network (i.e. our kiosks and terminals). It also co-owns, in a joint-venture with the Russian state-controlled VTB Bank, the full-service commercial bank Pochta Bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. We also face competition from other non-traditional payment service providers that have substantial financial resources, such as brick-and-mortar and online retailers (such as Alibaba and its financial services subsidiary Ant Financial which operates the AliPay payment system), and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have various payment solutions of their own. In addition, non-traditional payment service providers also include social networks such as Mail.ru Group’s VK, which is developing its own payment solution VKPay and smartphone manufacturers such as Samsung and Apple. New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google.

Globally and in Russia, there is a steady influx of new fintech businesses looking to challenge and disrupt the payments and financial services industry. These include so-called “challenger banks” such as Starling, Monzo, N26, Revolut, Atom and Tandem, who develop various digital banking and financial services and compete with various aspects of our services offering (none of the aforementioned companies has penetrated the Russian market as of the date hereof, although we have entered into agreements with Revolut contemplating the development of its business in Russia through the QIWI open API ecosystem). Since the financial services industry is susceptible to disruption, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs”.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily Yandex.Money, WebMoney and PayPal) and kiosk and terminal operators, including Cyberplat, Compay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services. These new projects include our payment-by-installments SOVEST card project that we launched in 2016, Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses (SMEs), and Rocketbank, a digital banking service offering debit cards and deposits to retail customers. In connection with each of these projects, we face intense competition from commercial and retail banks. In particular, SOVEST competes with commercial banks that operate unsecured retail consumer lending programs, such as Sovkombank, HomeCredit, Tinkoff and Alfa Bank, all of which have equivalent or similar products including pay-by-installment projects, which are a direct competition, credit card programs or POS loan solutions. Tochka and Rocketbank are online and mobile banking services that digitalize traditional banking services (general banking (and add-on) services for SMEs in case of Tochka and debit cards and deposits in case of Rocketbank) and compete primarily on the basis of enhanced user experience, price and add-on features, and are therefore exposed to competition from any banking institutions, particularly those that are focused on developing convenient online and mobile solutions such as Sberbank, Alfa Bank and Tinkoff. Such banking institutions often have more established businesses in consumer lending and other banking services similar to those offered by Tochka and Rocketbank, respectively. While we seek to differentiate SOVEST, Tochka and Rocketbank from the competition, there cannot be any assurance that we will be successful in doing so due to the number of the competitors and their level of sophistication. We have also recently placed some focus on the so-called sharing economy/ B2B2C segment, whereby we provide different complex payment and payout solutions to diverse businesses, such as payments to taxi drivers by taxi companies or payments to property holders by companies like Airbnb as well as on the self-employed market, where we provide different payment and acquiring-like solutions to self-employed individuals. These products are similar in nature to a salary program and certain other products at a traditional retail bank, thereby exposing us to competition from all banks that offer such services, particularly if they are similarly focused on convenience of on-boarding and use as well as customizable and user-friendly interfaces.

In 2016, we became one of the two payment services providers that are able to accept electronic bets on behalf of sports betting companies in Russia. Under amendments to the Russian betting laws introduced in 2014, in order to engage in sports betting, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. Accordingly, in 2016 QIWI Bank established a TSUPIS together with one of the self -regulated associations of bookmakers in order to be able to accept such payments and started acting as a platform for acceptance of interactive bets in favor of the members of the self-regulated organization of bookmakers. Processing payments for betting merchants represents a significant portion of our revenues and also generally carries higher margins than processing payments to merchants in most of the other market verticals we serve. Furthermore, gains received by our consumers from betting into their Qiwi Wallet accounts represents one of the significant reload sources for Qiwi Wallet accounts. If other banks or payment service providers were to enter this market, the payment volume, revenue and margins of our Payment Services business, as well as overall usage of Qiwi Wallet, could be materially adversely affected.

Any increase in competition by other market participants, or any shift of customer preferences in their favor due to any real or perceived advantages of their products, could result in a loss of consumers and harm to our payment volume, revenue and margins. As major commercial and retail banks increase their online and virtual presence and come up with increasingly sophisticated products directly competing with our core competencies, our competitive position could be severely undermined, resulting in reduced demand for our products, both with respect to our payment services business and the other financial services projects that we are pursuing. If we are unable to compete successfully for consumers, agents, merchants or other partners (including new corporate clients such the clients of Tochka or the businesses that use our B2B2C services as described above), our business, financial condition and results of operations could be materially adversely affected.

Our continued growth depends on our ability to maintain or increase our payment services average net revenue yield.

One of the key measures we use to assess the performance of our payment services business is payment average adjusted net revenue yield, which we calculate by dividing payment adjusted net revenue by the total payment volume of the transactions we process. Our payment average adjusted net revenue yield may be affected by a number of factors, including increased competition, pressure from merchants and/or agents, changes in regulation and acquisitions. We have experienced declines in our payment average adjusted net revenue yield for certain merchant categories in the past, in particular for our Telecom merchants where the merchant fees were sharply reduced by the Big Three MNOs, who have been seeking to reduce costs, and may continue to do so in the future. We have also experienced, to a lesser extent, the declines of our net revenue yield in the money remittance and certain categories of e-commerce market verticals. For example, in 2015, our average adjusted net revenue yield declined following the acquisition of the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”) businesses, both of which had been operating with a significantly lower average net revenue yield than QIWI (excluding Contact and Rapida) during 2015. Our payment average adjusted net revenue yield may be further compressed in connection with the introduction of the recently established instant money transfer system (see “– The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources”). The introduction and extensive utilization of this service, especially if the maximum commission limits are imposed by the CBR, can lead to a shift of part of our digital money remittance volumes within our ecosystem: from our card-to-card money transfer service to the instant money transfer system. This may lead to a decline in average commission in the money remittance market vertical and thus be dilutive to our payment average adjusted net revenue yield. In order to maintain our competitiveness, we must continue to ensure that our payment processing system provides a more convenient and attractive option for merchants, customers and partners than alternative systems that may not require payment of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as most peer-to-peer transfers within Qiwi Wallet and certain payments in e-commerce. Despite our efforts, consumers may still choose to use other payment service providers, even if those providers do not offer the convenience that we do, because they charge lower fees. In addition, because merchants, partners and agents are able to switch between different payment service providers, we may face additional pressure to reduce the fees we charge due to increased competition from other payment service providers.

Our payment average adjusted net revenue yield is also impacted by the cost to us of consumers reloading their Qiwi Wallet accounts. We make available to our consumers a large variety of methods to reload the Qiwi Wallet accounts, including, among others, bank cards and accounts, mobile phone balances, kiosks and terminals and ATMs. Customers can also receive different payouts or money transfers to their wallets. The top up methods have different cost implications for us and such cost implications can change for different channels overtime. For example, on payments made through the kiosks and terminals owned by our agents, we historically have paid lower fees for reloading the Qiwi Wallet than on most payments made from bank cards, as well as certain other channels. However, recently kiosks became a relatively more expensive top up channel for us. Additionally, since we provide payment processing services to merchants in the sports betting industry, betting gains received by our consumers into their Qiwi Wallet accounts also represent an important and cost-efficient source of Qiwi Wallets reloads, which could decline if our presence as a payment provider in the sports betting market diminishes for any reason. Should the relative weight of these reload channels in our total mix decline, this could put a negative pressure on our yields. We currently do not attempt to direct consumer preferences towards any particular reload methods. If reload methods that come at a higher cost to us were to constitute a larger proportion of our overall reload channels mix, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

Our payment services segment net revenue yield, which we calculate by dividing payment services segment net revenue by the total payment volume of the transactions we process, is affected by changes in our payment average adjusted net revenue yield and by our ability to generate revenue from payment-related value added services, as well as passive revenue such as interest income on the wallet balances we hold and revenue from fees for inactive accounts and unclaimed payments. If we are not able to generate such additional revenues for any reasons including regulatory restrictions (see “– We are subject to extensive government regulation”), intensified competition or other reasons outside of our control, our financial condition and results of operation could be materially negatively affected.

If payment average adjusted net revenue yield or payment services segment net revenue declines as a result of any of these or other factors, we will have to offset the financial impact of such decline by increasing our payment volume, through the development and enhancement of value-added services or the development of new services and products. We cannot assure you that we will be able to increase our payment volumes or that any new services we introduce or new products we develop will be profitable. If we are unable to offset the decline in our payment average adjusted net revenue yield resulting from this and other factors, our business, financial condition and results of operations could be materially adversely affected.

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs.

The financial services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects. These projects carry risks, such as delays in delivery, performance problems, lack of customer acceptance, failure to adequately assess the potential revenues and budget the expenses of a project and the amount of investment required by it, failure to anticipate potential pitfalls and issues, and misjudgment of a need for a particular product by the intended customer base, among other things. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers, merchants or partners, and hurt our future prospects. For example, if alternative payment and credit mechanisms become widely available, thereby substituting our current products and services, and we do not develop and offer similar alternative payment and credit mechanisms successfully and on a timely basis, our business and its prospects could be adversely affected. At the same time, if a new product we roll out or acquire fails to perform as anticipated, this could similarly adversely affect our business, financial position and results of operations. Since we position ourselves as a provider of next generation payment and financial services, many of these new products are based on business models that are unproven and are essentially start-ups launched to test a hypothesis based on various assumptions regarding consumer behavior patterns and demands. These assumptions may ultimately prove wrong and we may not be able to convert these hypotheses into sustainable businesses and recoup our investments made in such businesses. This is particularly applicable to the SOVEST project, for which few equivalents exist in Russia or internationally. Its business model currently continues to evolve, while the project is operating at a loss. Rocketbank is similarly currently at the stage of proving its business model and monetization potential, and we may ultimately not be successful in converting the idea underlying its model into a profitable business or platform to engage new consumers towards our other more profitable products or extend the life cycle and product penetration of our existing clients. There can be no assurance that either SOVEST or Rocketbank will be able to outgrow these respective stages of their development, prove their respective business cases and ever become profitable. Both SOVEST and Rocketbank may turn out to be based on business models that are unsustainable either at a unit level or at scale, to the extent that we would have to recognize our investments in them (which have been and are likely in the foreseeable to continue to be) substantial, as a sunk cost. Although Tochka is more of an established operation with a business model that has proved itself, we may face challenges with further developing its product offering or expanding the scope of its operations due to constraints imposed by the terms of our equity associate, co-owned by Otkritie, that now holds the Tochka business, or by any regulatory hurdles. For example, AML and KYC requirements and regulations all across the banking industry, and in the small and medium enterprises (“SME”) end-market especially, are constantly evolving and may generally lack widely accepted principals, may often be relatively nonadoptive or difficult to observe and may be subject to varying interpretations by different market participants and regulatory bodies. Hence, we may not be able from time to time to onboard new clients at a targeted pace even if such small and medium-sized businesses are entirely legitimate, or we may be subject to fines, penalties or operational restrictions if any of the appropriate regulatory bodies interprets industry practices or regulations differently from us or if such interpretations changes over time. If any such restrictions or fines were imposed or if we are not able to onboard clients with a projected pace for any of the above reasons or otherwise, our business, financial condition and results of operations could be materially adversely affected.

We may be unable to recover the costs we have incurred in developing, rolling out, implementing and marketing new products and services. Our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if promised new services are not timely delivered to our clients, are not able to compete effectively with those of our competitors or do not perform as anticipated. As we enter markets that are new for us with our new products and services offerings, we face additional operational, regulatory and other risks that we may not be able to adequately address due to our lack of experience in such markets and the associated risks.

We have already incurred and expect to continue to incur significant costs in connection with the roll-out and operations of our new projects that we may not be able to offset by associated income, at least for a certain period of time. SOVEST in particular is a cash-intensive project for us, since we have to invest in the development and marketing of a project with a model that is novel to the market as well as use our own funds to provide funding to our customers to make purchases from the merchants with the use of SOVEST cards; if it does not yield the expected results, it may result in a substantial sunk cost for us. See also “–Our business is exposed to counterparty and credit risks” and “–Our operations may be constrained if we cannot attract or service future debt financing.” As we are seeking to convert SOVEST into a multi-bank platform to transfer the credit portfolio to partner banks and thereby enable a more rapid and efficient scaling of the project, we may not be able to structure the economics of such partnership in a manner that ensures adequate returns for us or the partner banks. If this was to happen, we could either suffer diminished returns or lose our banking partners, or we may not be able to reach agreement on sharing the economics with our prospective partners altogether, in which case we would have to forego the development of the SOVEST multi-bank platform and bear the entirety of the SOVEST credit portfolio, credit risks and funding costs on our own. Moreover, if this or any other risks were to materialize such that we would have to substantially modify or scale down the SOVEST project, we may face a substantial increase in the cost of risk that we may not be able to manage and thus may suffer additional losses. Further developing the multi-bank model that Tochka currently operates under also may present challenges, since we do not control the management of Tochka pursuant to our arrangements with Otkritie and the

Tochka founders. The anticipated returns of Tochka may fail to be achieved due to the failure of Otkritie Bank to perform under its obligations to us, which it assumed in connection with our agreements in respect of Tochka, or any conflict between us and Otkritie with respect to the development of Tochka; see “–We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”

We also actively develop other new products, services and technologies, including in the areas of blockchain and cryptoprocessing. If our efforts in connection with any of such research and development initiatives do not pay off as expected, this will result in the loss of our investment both in terms of money and management time, which could adversely affect our profitability.

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

We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending.

The financial services industry depends heavily on the overall level of consumer spending, which affects each of our operating segments. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Economic factors such as employment levels, business conditions, energy and fuel costs, interest rates, inflation rate and the strength of the ruble against foreign currencies (in particular the U.S. dollar) could reduce consumer spending or change consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants or partners make fewer sales of their products and services using our services or consumers spend less money per transaction, the volume of payments our Payment services segment processes will decline, resulting in lower revenue. A further weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, these factors could force some of our merchants and/or agents to liquidate their operations or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in reduced convenience of our service. Similarly, deteriorating economy and reduced consumer spending may translate into a decline in number of transactions with, or average ticket of, our SOVEST cards and may also affect the creditworthiness of customers, which could result in increased credit risk (see “– Our business is exposed to counterparty and credit risks”). Tochka is also exposed to the negative repercussions of the economic slowdown since its business depends on the general level of entrepreneurial activity, which tends to be lower during such periods, while Rocketbank’s debit cards and retail deposits business has a direct correlation with consumer spending levels and earning power. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes affecting the economy and our business.

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Eastern Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. (See “– Economic instability in Russia could have an adverse effect on our business” and “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”). The Russian economy contracted in both 2015 and in 2016, although it returned to modest growth in 2017 and 2018. During 2014-2016, the population’s purchasing power decreased due to the weakening of the ruble, basic necessities such as food products and utilities became more expensive, and consumer confidence declined significantly, according to the Russian Consumer Confidence Overall Index reported by Rosstat. According to Rosstat, inflation was 11.4% in 2014 and 12.9% in 2015 (although it relatively stabilized in 2016 at 5.4% and then further declined to 2.5% in 2017, before increasing again to 4.2% in 2018, which exceeded the targets set by the government), while real disposable income has been declining for five years in a row as of the end of 2018 with 0.2% decline in 2018 according to Ministry of Economic Development data. Against this backdrop, household consumption decreased in 2015 versus 2014, although it subsequently rebound somewhat in absolute terms, according to Rosstat. Nevertheless, consumer spending generally remains cautious and consumer confidence is far from its peaks. A further decline in real disposable income and consumer purchasing power is expected in connection with the recent increase of VAT in Russia effective as of the beginning of 2019. A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on our business. As a result of the challenging operating environment in Russia, we have experienced slower payment volume growth in certain of our payment categories and payment volume decline in certain others, in particular certain types of money remittances and financial services categories. Further adverse changes in economic conditions in Russia could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

If customer and merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected.

Our business is built on customers’ and merchants’ confidence in our brands, as well as our ability to provide fast, reliable payment services, including electronic payment and payment processing services, and other financial services. The strength of our brands and reputation are of paramount importance to us. A number of factors could adversely affect customer confidence in our brands, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

•	illegal or improper use of our systems and compliance related concerns;

•	regulatory action or investigations against us;

•	any significant interruption to our systems and operations; and

•	any breach of our security system or any compromises of consumer data.

In addition, we are to some extent dependent on our agents, merchants and partners to which we license our products to maintain the reputation of our brands. Despite the measures that we put in place to ensure their compliance with our performance standards, our lack of control over their operations may result in the low quality of service of a particular counterparty being attributed to our brands, negatively affecting our overall reputation. For example, our agents are able to charge consumers fees for the use of the kiosks and terminals operated by them, in addition to the fees charged by us, and we mostly do not cap or otherwise control the level of such fees levied by our agents on consumers. We can provide no assurance that our agents will not raise these fees to a level that will adversely affect the popularity of our products among consumers. We also might determine to cap this type of fee to protect the strength of our brand and thereby lose some of our agents and points of physical presence. Furthermore, negative publicity surrounding any assertion that our agents, merchants and/or partners are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation.

Any event that hurts any of our brands and reputation as a reliable financial services provider could have a material adverse effect on our business, financial condition and results of operations.

Qiwi Bank and other Russian banks and credit organizations operate in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations.

Qiwi Bank is central to the operation of all of our key business segments as it provides issuing, acquiring and deposit settlement functions within our group, serves as the issuing bank for our payment-by-installment SOVEST cards and Rocketbank cards, and is the banking institution behind Tochka’s banking services offering (along with our partner Otkritie Bank). In June 2015, we acquired Rapida LTD, a non-banking credit organization, from Otkritie Investment Cyprus Limited, or Otkritie. Rapida LTD was merged into Qiwi Bank in 2017.

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

Both Qiwi Bank and Rapida LTD have been the subject of CBR investigations in the past that have uncovered various violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements and other issues which we believe we have generally rectified. In the course of 2018, Qiwi Bank underwent a major scheduled audit by the CBR as part of its ongoing supervisory process, which resulted in CBR identifying a number of violations and imposing certain sanctions on us. The measures that the CBR has so far imposed on us in response have not had a significant impact on our operations and have been mostly lifted. We believe that we have remedied the violations and taken appropriate measures to ensure that we will not be in breach of such requirements going forward. However, there can be no assurance that additional sanctions will not be imposed on us as a result of such or any other findings and that we will not come under greater CBR scrutiny in connection with any perceived deficiencies in our past conduct, or that any currently planned or future inspections will not result in discovery of any significant or minor additional violations of various banking regulations, and what sanctions the CBR would choose to employ against us if this were to happen. Any such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Moreover, the scrutiny can be expected to increase in connection with our involvement in the SOVEST, Tochka and Rocketbank projects as they have extended the scope of traditional commercial and retail bank services that Qiwi Bank is providing. Additionally, some of our new projects require significant funding and therefore put certain pressure on the ability of Qiwi Bank to comply with applicable capital requirements and other prudential ratios, while through other projects we are engaged in managing substantial amounts of consumer’s funds. Any breach of applicable regulations could expose us to potential liability, including fines, prohibition to carry out certain transactions for a period of up to six months (or more in the event of repeated violations), the introduction of temporary administration by the CBR and in certain instances the revocation of our banking license. Revocation of Qiwi Bank’s banking license would significantly hinder our ability to process payments, and would result in a decrease of our profitability, damage our reputation and could cause other regulators to increase their scrutiny of our activities. If Qiwi Bank’s banking license is revoked, we would effectively be unable to provide most of our services. For these reasons, any material breach of laws and regulations by Qiwi Bank or the revocation of its banking licenses could have a material adverse effect on our business, financial condition and results of operations.

Recent developments in the Russian banking sector (see “–The banking system in Russia remains underdeveloped”) have put increasing pressure on Qiwi Bank, and have also impacted, and we expect may continue to impact, our business in a number of other ways, including a decrease in consumer lending from most large and medium sized banks, resulting in less loan repayments through our network and therefore reduced fees as well as a decrease of Contact’s network of partner banks through which it operates and corresponding decline in the reach of its network and thus money remittance volumes. All of these factors could materially adversely affect our business, financial condition and results of operations.

A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. Our business developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments, and our core competitive edge at the time was our ability to offer consumers that primarily used cash as means of payment access to online payments through our kiosks and terminals simultaneously offering merchants access to a large pool of customers that use cash. While we have since largely outgrown that model, our kiosks and terminals network remains a significant part of our infrastructure as a reload and client acquisition channel for Qiwi Wallet. We believe therefore that the usage of Qiwi Wallet and hence our volumes, revenues and the profitability of our payment services segment continues to depend to some extent on the use of cash as a means of payment and the reach of our kiosks and terminals network. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks and terminals network is decreasing. Unless we can successfully differentiate ourselves from competition in the payments and financial services market through other features and functionalities beyond providing a pathway to online payments for consumers who continue to rely on cash through our kiosks and terminals network, and the access to this consumer segment for merchants and partners, the shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents (see “–If customer and merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected”), and development of alternative payment channels. Based on available data, we believe that the overall number of and the use of kiosks declined substantially in 2015 versus prior years and continues to decline slightly. The decline in 2015 was a result, among other things, of enhanced scrutiny by the CBR over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts (see “- Regulation – Regulation of Payment Services”). Through reducing the size of our network, this has adversely affected the availability and convenience of our services to consumers, including the convenience of use of Qiwi Wallet, for which historically kiosks and terminals have been the most popular reload channel. We have since observed that these developments had the effect of making the use of our kiosks and terminals generally more expensive or less convenient for the consumers. These developments also temporarily increased the cost to us of consumers reloading their Qiwi Wallet accounts, since historically our kiosks and terminals have been the most popular reload channel (see “– Our continued growth depends on our ability to maintain or increase our average payment net revenue yield”). There can be no assurance that this negative impact will not continue going forward as increased regulatory pressures put more agents out of business and deter new ones from entering it. Other statutory requirements that could have a similar effect on our business if fully enforced are the amendments to the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards”, dated May 22, 2003 (as amended). In particular, the law mandates that all kiosks (subject to certain exceptions) should be equipped with new or modernized cash registers. There can be no assurance that our agents are and will continue to be fully in compliance with these requirements, which could cause a further reduction of our kiosk network. Moreover, failure to comply with such enhanced control measures by us or our agents could result in the CBR imposing fines or restrictions on our activities (see “–Qiwi Bank and other Russian banks and credit organizations operate in a highly regulated environment, and increased regulator scrutiny could have an adverse effect on our business, financial condition and results of operations”). All of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in our industry are rapid, and new products that we develop may become subject to government regulation undoing the benefits we expect to derive from such products. In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. With respect to countries that do have an established regulatory framework for the types of services that we provide, no assurance can be given that the relevant legislation will not be amended to the detriment of our business, including due to the lobbying efforts undertaken by or on behalf of our competitors. For instance, if any restrictions including complete prohibition, ban of specific reload methods or various quantitative caps are imposed on the use or reloads of anonymous e-wallets, it could have a significant negative impact on our business. From time to time, such proposals are being raised by various officials. For example, pursuant to the draft amendments to the Russian anti-money laundering legislation currently considered by the State Duma, anonymous users will not be able to withdraw cash from their prepaid cards. In addition, in early 2018 it was reported that the CBR, Rosfinmonitoring and the Ministry of Finance are actively discussing new proposed legislation that would ban the use of anonymous e-wallets completely or at least prohibit the reloading of such e-wallets other than from a bank account. We could also be significantly adversely affected if legislators prohibit, or otherwise regulate to our disadvantage, the treatment of fees that we charge on inactive accounts for their continued maintenance and unclaimed payments, which represents a significant revenue stream for us. Such initiatives are currently being discussed, but have not yet been formally proposed by legislators.

In December 2018, another proposed development in the area of e-payments in Russia has been submitted for consideration to the Russian State Duma and subsequently approved in the first reading in March 2019. The proposed amendments to the Russian National Payment System Law would toughen control over the activities of foreign payment systems and foreign electronic payment services in Russia. Foreign payment services providers would essentially be prohibited from offering their services to consumers that are Russian residents and would have to localize their operations in order to continue servicing such consumers. If these amendments become law, we would have to make changes to our established practices of working with international merchants and payment aggregators, which could have a significant negative impact on our business, in particular in the e-commerce space. Additionally, these developments could cause us to lose the business of other international payment services providers for which we serve as the conduit to the Russian market to the extent they do not choose to localize their Russian operations.

Generally, Russian lawmakers and enforcement agencies have recently demonstrated increased scrutiny in matters relating to cyberspace and e-payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities.

Furthermore, recently there has been increased public attention and heightened legislation and regulations regarding money laundering and terrorist financing. We sometimes have to make significant judgment calls in applying anti-money laundering legislation and risk being found in non-compliance with it, particularly in relation to its mandatory client identification requirements, if, for example, we process payments made by our consumers from their Qiwi Wallet accounts for amounts in excess of the thresholds imposed by anti-money laundering legislation or for certain types of merchants without the required client identification. Although we use all methods available for client identification in all our projects and believe our practices in this regard are in compliance with legal requirements and in line with market practice (see “—Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”), the Russian regulators may view us as being non-compliant and impose fines and other sanctions on us. There can also be no assurance that the mandatory client identification requirements under the anti-money laundering legislation will not change further in a manner adverse to our business, for example, through making the identification process more burdensome or through lowering the thresholds for transactions which non-identified customers or customers that only underwent the simplified identification process can perform (see “Regulation”), which could result in lower payment volumes for us. For instance, there have already been proposals from certain government officials to ban payments by unidentified consumers altogether. On December 31, 2017, a new law came into force prescribing that the CBR may limit the number of bank accounts opened in aggregate in any number of banks to a client that has only been identified remotely, the amount of credit that may be provided to such customer, or the number of transactions such customer may perform within a month. Any further adverse change to these requirements could have a substantial negative effect on our business.

Risks associated with applying anti-money laundering legislation may be further exacerbated for us in connection with our new projects, particularly Tochka, that is focused on servicing small and medium sized business entities. Tochka is providing services to legal entities, which execute a significant number of transactions that are under scrutinized control of the regulatory authorities. Thus, the complexity of transactions and clients that we serve and consequently the number of suspicious transactions has materially increased exposing us to extensive ongoing control of the regulator. See also “–Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.”

Certain sanctions relating to the ongoing hostility between Russian and Ukraine, and Russian countersanctions instituted in response, directly target payment services providers such as ourselves. In November 2016, the National Bank of Ukraine banned several Russian payment services providers from the Ukrainian market. In response, in April 2017, a law was enacted in Russia prohibiting certain types of money remittance from Russia to countries that have introduced sanctions against Russian payment systems (which, to our knowledge, so far only include Ukraine). Moreover, in May 2018, Qiwi Bank, one of our key subsidiaries, was added to the list of sanctioned entities by the Ukrainian government. While we have not experienced any substantial operational difficulties in connection with this so far, there can be no assurance as to what effect the imposition of sanctions on us by Ukraine might have in the future, or what further adverse actions the government of Ukraine might take against us. Any determination by a relevant regulator that we have not complied with the spirit or text of any such sanctions or regulations, or even any statements to that effect, may have a material adverse effect on our business, financial condition and results of operations, as well as the price of our ADSs. While Ukraine remains the only country so far to introduce sanctions of this type, there can be no assurance that additional sanctions affecting the payments business will not be imposed by regulators in other countries in which we operate.

Tax legislation regarding electronic payments and other online services keeps evolving. In July 2016, a bill was signed into law in Russia making online services subject to VAT at the location of the customer, which would require any foreign companies selling certain online services in Russia to register as taxpayers in Russia and pay VAT on Russian sales (see—“VAT on digital services in Russia”). The new law also requires companies providing settlement services on behalf of the foreign merchants to act as tax agents and withdraw and remit to the tax authorities the applicable VAT. If we are found to have any obligations under this law or not be in compliance with such obligations or if the authorities choose to enforce specific interpretations of the applicable legislation that differ from ours, we could face significant adverse tax consequences. We could also experience a reduction in volumes from our foreign merchants as they cease or downsize their sales to Russia in the light of the new regulation.

The regulatory framework around electronic payments and other financial services that we offer is in a state of development in most of the countries in which we operate. For example, on January 1, 2017, the Regulatory Framework for Stored Values and Electronic Payment Systems came into force in the United Arab Emirates. It introduced a mandatory licensing and related compliance regime for certain electronic payment service providers and established a one-year transitional period for existing digital payment services providers to take appropriate measures to comply with the new rules. In case of failure to do so payment services provider may be mandated to cease provision of such services. Moreover, any individual or entity providing (or representing themselves as capable of providing) digital payment services without the appropriate license or authorization will be subject to administrative penalties. Implementing legislation and clarifications still remain to be adopted, and we are still assessing the applicability and potential impact of the new legislation on our business. If our position on our status under the Regulatory Framework is different from that of the UAE regulator or if we are unable to comply with the mandatory licensing if it is deemed applicable to us, it could have a material adverse effect on our business, financial condition and results of operations. Effective January 1, 2018, the United Arab Emirates introduced a value added tax at a rate of 5% for certain types of services (while other types of services are subject to a zero tax rate or benefit from exemptions). Although currently we do not expect to be affected materially by this new law, there can be no assurance that we will not be materially affected by it in the future. Any material changes in the applicable legislation, its interpretation by the relevant authorities or their enforcement practice could increase our tax burden substantially and thus reduce our margins.

Further, since the end of 2014 our subsidiary in Kazakhstan is subject to local financial monitoring legislation that imposes certain client identification requirements on us. In connection with this legislation, we had to restructure our operations in Kazakhstan to make our Kazakh subsidiary the operator of our payment system in the country in 2015. As the anti-money laundering legislation in Kazakhstan is still relatively nascent and undeveloped, we may face various difficulties when implementing such legislation. If we are not able to comply with the applicable legislation for any reason, we could become subject to regulatory action in Kazakhstan and could face fines or significant restrictions on our operations in the country. Moreover, the Law of the Republic of Kazakhstan No. 11-VI “On Payments and Payment Systems”, dated July 26, 2016, that came into force in September 2016 introduced a more comprehensive regulatory regime for the payments market in general and brought the Kazakh legislation more in line with the international standards. Since the position of the local regulator in relation to the enforcement of this legislation is not yet clear and established, we may be found in violation of applicable laws and regulations and be subject to penalties or other liabilities.

Due to the international nature of our business we are exposed to changes in legislation throughout the world. As an example, we may be impacted by the March 2019 resolution by the Council of the European Union to include the United Arab Emirates into its list of non-cooperative tax jurisdictions, since one of subsidiaries is set up in the UAE. We are still assessing the potential effect that this development may have on our operations.

Subsequent legislation and regulation and interpretations thereof, litigation, court rulings, or other events could expose us to increased costs, liability and reputational damage that could have a material adverse effect on our business, financial condition and results of operations.

We derive a substantial portion of our revenues from merchants in the betting industry.

We provide payment processing services to a number of merchants in the betting industry. Processing payments to such merchants constituted approximately 6.9%, 9.5% and 15.5% of our payment services segment payment volume for the years ended December 31, 2016, 2017 and 2018 respectively. These volumes are included in our E-commerce market vertical. Processing payments for this category of merchants generally carries higher margins then processing payments to merchants in most other market verticals that we serve and corresponds to a significant part of our revenues. We also provide winning repayment services to such merchants including processing of winnings to banking cards that is included in our Money Remittances market vertical and repayment of winnings to QIWI Wallets that is not included in our payment volume. Moreover, the repayment of winnings by such merchants to the customers’ QIWI Wallets serves as an important and economically beneficial reload channel and new customer acquisition tool, contributing to the sustainability and attractiveness of our ecosystem. Our operating results will continue to depend on merchants in the betting industry and their use of our services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. Under amendments to the Russian betting laws introduced in 2014 (see “Regulation”), in order to engage in the betting industry, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. In 2016 QIWI Bank established a TSUPIS together with one of the self -regulated associations of bookmakers in order to be able to accept such payments. If any of our merchants engaged in the betting industry is not able or willing to comply with the Russian betting legislation or if they decide to cease their operations in Russia for regulatory reasons or otherwise or shift to another payment processor (TSUPIS), we would have to discontinue servicing them and would lose associated volumes and income. Moreover, if we are found to be in non-compliance with any of the requirements of the applicable legislation, we could not only become subject to fines and other sanctions, but could also have to discontinue to process transactions that are deemed to be in breach of the applicable rules and as a result lose associated revenue streams. Effective January 1, 2018, relevant legislation has been supplemented with the concept of government blacklisting of betting merchants that have been found to be in violation or allegedly are not in compliance with applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants. We have already experienced a number of instances where certain providers have been blacklisted and we observe that this trend is gaining momentum and further blacklistings are likely. Any of these developments may result in the contraction of the betting sector or our share in this market and therefore adversely affect the revenues, margins and payment net revenue yield of our E-commerce market vertical and overall Payment Services segment as well as decrease the attractiveness of our ecosystem to some of our consumers and consequently overall negatively affect consumer engagement with our services. Furthermore, if any of our merchants engaged in the betting industry are blacklisted, our subsidiaries, which process the payments for betting merchants may be found to be in violation of the relevant laws, whether due to misinterpretation of applicable requirements, failure to take timely action, or for any other reason, and could become so blacklisted as well, which could substantially hinder our operations.

We may also be subject to reputational risks associated with being involved in the betting business through offering our payments services to betting merchants. For example, in July 2016, we were served with notices from Roskomnadzor, the Russian state agency responsible, among other things, for overseeing the media and Internet, stating that we had breached Russian laws on public distribution of information about gambling, since our website contained links to services offered by certain betting operators which were allegedly not in compliance with the Russian betting legislation. We have complied with the prescriptions contained in the notices. However, there can be no assurance that further violations will not occur in the future as we service a wide variety of merchants and depend on their compliance with relevant laws in this regard. If we are found to be in breach, Roskomnadzor or other agencies could take further action against us, including by blocking our website or imposing fines or other sanctions. Furthermore, we could face similar difficulties in other jurisdictions since online betting is an area of intense focus by regulators in many of the countries in which we operate. If we have to terminate our relationships with any of our major merchants in the betting industry, whether for regulatory or reputational reasons or otherwise, and are unable to replace this business, if our current terms of doing business with any of these merchants becomes significantly less favorable, or if we face adverse regulatory consequences associated with servicing such merchants, our business, financial condition and results of operations may be materially adversely affected.

We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions, partnerships or joint ventures on an on-going basis, some of which may be material. At any time, including currently, we may be engaged in discussions or negotiations or diligence evaluations with respect to possible acquisitions, partnerships or joint ventures or may have entered into non-binding documents in relation to such transactions. As part of our strategy, we intend to continue our disciplined approach to identifying, executing and integrating strategic acquisitions, partnerships and joint ventures.

Potential future acquisitions, partnerships and joint ventures may pose significant risks to our existing operations if we acquire businesses that prove not to be a good fit for our organization, fail to perform the necessary due diligence on the relevant targets, overestimate their anticipated contribution to our business, overvalue them or fail to successfully integrate them. These projects would place additional demands on our managerial, operational, financial and other resources, create operational complexity requiring additional personnel and other resources as well as enhanced control procedures. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. Furthermore, the integration of any acquisition may divert management’s time and resources from our main business and disrupt our operations. Moreover, even if we were successful in integrating newly acquired assets, expected synergies or cost savings may not materialize, resulting in lower than expected benefits to us from such transactions. We may spend time and money on projects that fail to perform in line with our expectations or require financing in excess of what we were budgeting at the time of the acquisition. Additionally, when making acquisitions it may not be possible for us to conduct a detailed investigation of the nature of the assets being acquired due to, for instance, time constraints in making the decision and other factors. We may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. In addition, in connection with any acquisitions, we must comply with various antitrust requirements. It is possible that perceived or actual violations of these requirements could give rise to regulatory enforcement action or result in us not receiving all necessary approvals in order to complete a desired acquisition. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. To the extent we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We may also face counterparty and credit risks in connection with acquisitions, partnerships and joint ventures in the event our counterparties fail to perform their obligations.

Some of these risks have materialized or may materialize in connection with our August 2017 acquisition of Tochka and Rocketbank assets from Otkritie Bank, one of the largest shareholders of our company. The acquisition of Tochka and Rocketbank assets was a complex deal involving a series of transactions to acquire the brands, software and hardware of both businesses, as well as a number of operational agreements with Otkritie Bank. We subsequently reached an agreement with Otkritie Bank and the founders of Tochka to operate Tochka together through a jointly-owned company that we account for as an equity associate on the basis of a multi-bank model where customers can choose the servicing bank from among our own Qiwi Bank and Otkritie Bank. Although JSC Tochka started to operate Tochka multi-banking platform from February 1, 2019, certain aspects of this arrangement still remain to be finalized as of the date of this annual report. Furthermore, under the terms of the relevant documentation, all key shareholder decisions with respect to Tochka are to be made by a unanimous vote of the JV partners, and Otkritie has the right to buy out our share in Tochka together with the share of the founders of Tochka or separately in the event of a deadlock, while neither we nor the founders of Tochka enjoy a similar right. This potentially exposes us to various risks relating to conflicts with Otkritie or the founders of Tochka as our JV counterparties in JSC Tochka. In the event Otkritie changes its strategy with respect to Tochka, pursues a different development strategy, or experiences financial or other difficulties or if our or Otkrities’ relations with the founders or management of JSC Tochka deteriorates or in case of the inability of founders and management to run the business for any reasons outside of our control, this could have a material adverse effect on the operations of Tochka and consequently the ultimate success or failure of this transaction from our perspective. Certain aspects of the Rocketbank acquisition also remain to be finalized as of the date of this annual report, since some of Rocketbank’s business processes still by necessity run through Otkritie Bank, and as such we have to rely on Otkritie Bank to some extent to operate Rocketbank’s business. All of the above has resulted and may result in the future in us not being able to realize the full anticipated benefit of these acquisitions so far.

All of the above risks could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We have grown rapidly in recent years and need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown and developed rapidly in recent years and we are continuing to realign our compliance function with the size and scope of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to have enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. Given that we store and/or transmit sensitive data of our customers, we have ultimate liability to our customers for our failure to protect this data. As discussed in more detail below, we have experienced breaches of our cybersecurity in the past, and future breaches resulting in unauthorized disclosure of data are possible (see - “Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.”). In addition, the Russian anti-money laundering laws to which we are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

Following our acquisition of Rapida LTD in 2015, we have had to devote additional resources to enhance the compliance function within Rapida LTD, which, at the time of our acquisition, was deficient in several areas. As of the date of this annual report, we continue to develop and integrate certain control procedures with respect to our new projects SOVEST, Tochka and Rocketbank in order to maintain a comprehensive system of controls and procedures across our business. There can be no assurance, however, that the measures we undertake will be sufficient to prevent significant deficiencies in the compliance procedures and internal controls of our new projects. Moreover, we develop Tochka as an associate together with Otkritie Bank (see - “We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”) and do not have the full control over operations and processes of JSC Tochka, which has an operational independence under respective agreements. Thus there can be no assurance that we will be able to implement and successfully execute all necessary control procedures in JCS Tochka. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

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

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software and telecommunications networks, as well as the data centers that we lease from third parties. Our systems and operations, or those of our third party providers, could be exposed to damage or interruption from, among other things, fire, flood, natural disaster, power loss, telecommunications failure, vendor failure, unauthorized entry, improper operation and computer viruses. In addition, because all three of our data centers used for processing payments are located in the city of Moscow, a catastrophic event affecting the city of Moscow may result in the loss of both data centers. Substantial property and equipment loss, and disruption in operations as well as any defects in our systems or those of third parties or other difficulties could expose us to liability and materially adversely impact our business, financial condition and results of operations in all of our operating segments. In addition, any outage or disruptive efforts could adversely impact our reputation, brand and future prospects.

Unauthorized disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation.

We store and/or transmit sensitive data, such as credit or debit card numbers, mobile phone numbers and other identification data, and we have ultimate liability to our customers for our failure to protect this data. We have experienced breaches of our security by hackers in the past, and breaches could occur in the future. In such circumstances, our encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. For example, in January 2014 we discovered certain unauthorized activity in a number of wallet accounts. Although we do not believe that any confidential customer account data was compromised as a result of the activity, we incurred a loss of RUB 88 million. Rapida LTD (prior to its merger with and into QIWI Bank) also experienced several security breaches prior to our acquisition of the company. Any future breach of our system, including through employee fraud, may subject us to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients from using electronic payments as well as kiosks and terminals generally and any of our services specifically, increase our operating expenses in order to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect our business, financial condition and results of operations.

If we fail to comply with the applicable requirements of our agreements with major payment systems, they could seek to fine us, suspend us or terminate our registrations.

Under our agreements with major payment systems, including Visa, MasterCard and MIR, both existing and any such agreements we might enter into in the future, we are and will be required to comply with the terms of the relevant agreement and the generally applicable terms and conditions of the respective payment system based on the applicable laws of Russian Federation. If we do not comply with the terms of the agreements or the rules of the relevant payment system, the relevant payment system could seek to fine us, suspend us or terminate the registrations that allow us to process transactions on its network. If we are in breach of the agreements or the relevant payment system otherwise terminates its agreements with us or terminates or suspends our participation, we may be unable to issue cards under its brand or process transactions made with the use of such cards, which could have a material adverse effect on our business. Any of these factors could have a material adverse effect on our reputation, as well as on our business, financial condition and results of operations.

Customer complaints, actual or perceived failures of our customer service function or negative publicity about our customer service could materially adversely affect the attractiveness of our services.

Customer complaints, actual or perceived failures of our customer service function or negative publicity about our customer service could diminish consumer confidence in, and the attractiveness of, our services. Breaches of our consumers’ privacy and our security systems could have the same effect. We sometimes take measures to combat risks of fraud and breaches of privacy and security, such as freezing consumer funds or rejecting in opening an account, which could damage relations with our consumers. These measures heighten the need for prompt and attentive customer service to resolve irregularities and disputes. In addition, we have previously received negative media coverage regarding customer disputes. Moreover, some of our products compete to a large extent on the basis of enhanced customer service and attention to customers, and are vulnerable to any customer complaints or actual or perceived decline in service levels. Any failure on our part to continue to provide customers with the level of service they have come to expect could harm our reputation significantly. Effective customer service requires significant personnel expense, and this expense, if not managed properly, could impact our profitability significantly. Any inability by us to manage or train our customer service representatives properly could compromise our ability to handle customer complaints effectively. If we fail to provide customer service at the level our clients expect from us or do not handle customer complaints effectively, our reputation may suffer and we may lose our customers’ confidence, which could have a material adverse effect on our business, financial condition and results of operations.

Our agreements with most of our counterparties, including our agents, merchants and other partners, do not include exclusivity clauses and may be terminated unilaterally at any time or at short notice.

We normally do not include exclusivity clauses in our agreements with our counterparties, including our agents, merchants (apart from a small number of SOVEST partner merchants), other partners and partner banks that participate in our multi-bank platforms. Accordingly, our counterparties usually do not have any restrictions on dealings with other providers and can switch from our payment processing system to another or disconnect from our system or platform without significant investment. Additionally, due to mandatory provisions of Russian civil law, our agreements with agents may be unilaterally terminated by the agents at any time, and our agreements with merchants and other counterparties may be unilaterally terminated at a short prior notice. The termination of our contracts with existing agents, merchants or other partners, or a significant decline in the amount of business we do with them as a result of our contracts not having exclusivity clauses could have a material adverse effect on our business, financial condition and results of operations.

Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.

Despite measures we have taken and continue to take, our services have been and may continue to be used for fraudulent, illegal or improper purposes. These include use of our payment and other financial services in connection with fraudulent sales of goods or services, illicit sales of prescription medications or controlled substances, illegal online gambling, software and other intellectual property piracy, money laundering, bank fraud, terrorist financing, trafficking, and prohibited sales of restricted products.

Criminals are using increasingly sophisticated methods to engage in illegal activities. It is possible that fraudulent, illegal or improper use of our services could increase in the future. Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks. We are not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. An increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in the use of our products and services. In addition, changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities and additional payments-related proposals are under active consideration by government authorities. Moreover, the perceived risk of the use of e-payments or other financial services to finance fraudulent, illegal or improper activities is causing the regulators to impose restrictions on the operations of the providers of such services including payment systems that negatively affect regular compliant transactions and operations as well. See “– Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes” and “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs”.

Any resulting claims could damage our reputation and any resulting liabilities (including the revocation of applicable banking licenses or significant fines), the loss of transaction volume, decline in the number of customers or increased costs could have a material adverse effect on our business, financial condition and results of operations.

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

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2018, we had credit exposure to our agents of RUB 3,937 million and to our merchants of RUB 3,657 million. Our receivables from merchants are generally unsecured and non-interest bearing, our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk.

In our Consumer Financial Services segment, which is represented by our SOVEST installment card project, we are subject to risks related to the credit quality of loans to the customers who have outstanding credit on their SOVEST cards, in addition to the risks of credit exposure to the merchants who may owe us commission payments for short periods. As of December 31, 2018, we had credit exposure to the clients of the SOVEST project of RUB 5,274 million. Changes in the creditworthiness of our customers, or in their behavior, or arising from macroeconomic risks in the Russian or global financial systems, could result in losses for us and in us having to make provisions for impairment of related loans and receivables. In recent years, Russia has experienced an increase in non-performing retail loans, and many of the banks that have been particularly active in this sector have faced difficulties (see “–We are subject to the economic risk and business cycles of our merchants and agents and the overall level of consumer spending” and “–The banking system in Russia remains underdeveloped).” While we have credit policies in place to manage this risk, the models, techniques and checks used by us to evaluate the creditworthiness of applicants for the SOVEST cards may not always present a complete and accurate picture of each consumer’s financial condition or be able to accurately evaluate the impact of various changes, including changes in the Russian macroeconomic situation, which could significantly and quickly alter a consumer’s financial condition. We have little experience addressing such risks, as we have not been active in the consumer lending market before the launch of the SOVEST project. We manage such risk by utilizing different predictive models based on consumer transaction behavior and restricting the card limits available to such individuals; however, due to our lack of relevant experience, our projections may prove incorrect. Additionally, we cannot always accurately ascertain what the current indebtedness of any particular current or potential customer may be as the credit bureau databases in Russia are still in a developmental stage. Additionally, we have no way of preventing our customers from taking additional loans from other financial institutions or otherwise taking steps that heighten the risk that a customer may default on their SOVEST installment payments. As a result, we may not always be able to correctly evaluate the current financial condition of each prospective customer and accurately determine the ability of our customers to pay us back the funds they have used. In addition, we do not take any security for payments outstanding under the SOVEST cards. In the event of defaults by a significant number of our consumers, we may be unable to recover all or a significant proportion of the balance of such outstanding amounts. As we are seeking to develop SOVEST as a multi-bank platform to share the credit risk, we may not be able to structure the economics in a manner that ensures adequate returns for us and the partner banks, and could either suffer diminished returns or lose our banking partners.

In addition to the above sources of credit risk, as of December 31, 2018, we had credit exposure to our counterparties in connection with our Qiwi Factoring business of RUB 1,559 million and in connection with financial and performance guarantees we provide to non-related parties, mostly our merchants (predominantly in betting space), in the amount of RUB 1,260 million.

If we experience material defaults by our consumers, agents and/or merchants, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates.

We are exposed to currency risks. Our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies (see “— Quantitative and Qualitative Disclosures About Market Risk – Foreign Exchange Risk”). Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the ruble and such other currencies. Changes in currency exchange rates also affect the carrying value of assets on our consolidated statement of financial position, which, depending on the statement of financial position classification of the relevant asset, can result in losses on our consolidated statement of financial position. In addition, because our earnings are primarily denominated in Russian rubles whereas our ADSs are quoted in U.S. dollar, currency exchange rate fluctuations between the Russian ruble and the U.S. dollar significantly affect the price of our ADSs.

Over the past ten years, the Russian ruble has fluctuated dramatically against the U.S. dollar and the euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflow from Russia, the Russian ruble has significantly depreciated against the U.S. dollar and euro since the beginning of 2014 (see “–Economic instability in Russia could have an adverse effect on our business”). According to the CBR, from December 31, 2014 to December 31, 2015 and from December 31, 2013 to December 31, 2014, the ruble has depreciated by 30% and 72% against the U.S. dollar, respectively, and by 17% and 52% against the euro, respectively. From December 31, 2015 to December 31, 2016, the ruble appreciated somewhat against these currencies and remained relatively stable throughout 2017; however, depreciation of the Ruble resumed in 2018 when its value fell 21% against the U.S. dollar and 15% against the euro, in each case from December 31, 2017 to December 31, 2018. It is likely that significant fluctuations will continue in the future. Further fluctuations of the ruble could have a material adverse effect on our business, financial condition, results of operations and the price of our ADSs.

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

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Russia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace effectively current personnel who depart with qualified or effective successors. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. We currently do not have a market standard long-term incentive plan due to the failure by our shareholders to approve the disapplication of pre-emptive rights (see “– Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares”), which restricts our ability to attract top talent who have come to expect share-based compensation in an industry like ours. Since in Cyprus, where our Company is registered, there is no statutory carve-out from pre-emptive rights for issuances of shares to employees like in some other jurisdictions, any such disapplication has to be specifically approved by shareholders and renewed periodically. Such failure to approve disapplication of pre-emptive rights has rendered us unable to issue shares to our employees under our employee incentive plans, and has caused us to incur additional expenses due to the fact that we have to make cash payouts to employees in lieu of issuing shares under an employee incentive plan. These developments could undermine our ability to retain and attract competitive talent because we are not able to adequately align employee interests with the long-term interests of our shareholders. For these and other reasons, we cannot assure you that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be constrained if we cannot attract or service future debt financing.

We may incur debt financing to finance the development of the SOVEST installment card project and other new projects including Rocketbank project, and our operations and growth may be constrained if we cannot do so on favorable terms or at all. Our debt capacity depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which are outside of our control. If our cash flow from operating activities is insufficient to service our debt, we could be forced to take certain actions, including delaying or reducing capital or other expenditures or other actions, to restructure or refinance our debt; selling or mortgaging our assets or operations; or raising additional equity capital, which we might not be able to do on favorable terms, in a timely manner or at all. Furthermore, such actions might not be sufficient to allow us to service our debt obligations in full and, in any event, could have a material adverse effect on our business, financial condition, and results of operations. Moreover, our inability to service our debt through internally generated cash flow or other sources of liquidity could put us in default of our obligations to creditors, which could trigger various default provisions under our financings and thus have a material adverse effect on the business, financial condition, and results of operations.

We have recently been experiencing, and may continue to experience, increasing challenges with conducting transactions denominated in U.S. dollars.

We contract with some of our international merchants in U.S. dollars and other currencies such as Euros. Recently we started to encounter difficulties in conducting such transactions, even with respect to our largest and most well-known international merchants, due to the refusal of an increasing number of our U.S. relationship banks and the correspondent U.S. banks of our non-U.S. relationship banks to service U.S. dollar payments. A direct or correspondent relationship with a U.S. bank is necessary in order for any non-U.S. company to transact in U.S. dollars. Reasons we have been given to explain these changes in approach by our banks mainly referred to changes in internal know-your-customer procedures, limits on certain types of merchants and certain jurisdictions, and other internal policies, which we believe might be a result of the increasing negative sentiment towards Russia on part of U.S. banks, among other factors (see—The situation in Ukraine and the U.S., EU and other sanctions that have been imposed in connection therewith could adversely impact our operations and financial condition), even with respect to transactions and relationships that do not present any potential violation of any applicable sanctions. Even though we still maintain a number of U.S. dollar accounts with various financial institutions, at the same time we are already conducting a portion of U.S. dollar transactions with our international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process our transactions for similar reasons or otherwise, thereby further increasing the currency conversion costs that we have to bear or that our international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If we are not able to conduct transactions in U.S. dollars, we may bear significant currency conversion costs or lose some of our merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and our business, financial condition and results of operations may be materially adversely affected. We can give no assurance that similar issues would not arise with respect to our transactions in other currencies, such as the Euro, which could have similarly adverse consequences for us.

We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and increase our profitability.

Certain of our services are offered in countries beyond Russia, and we may look to further expand our geographical footprint if the right opportunities appear. Our expansion into new geographical markets and further development of our international operations depend on our ability to apply our existing technology or to develop new applications to meet the particular needs of each local market or country. We may not have adequate financial, technological or personnel and management resources to develop effective and secure services or distribution channels that will satisfy the demands of these markets. We may not be able to establish partnerships with any counterparties that we may need in order to strengthen our international operations. If we fail to enter new markets or countries or to develop our international operations, we may not be able to continue to grow our revenues and earnings. Furthermore, we may expand into new geographical markets in which we may not have any previous operating experience. We operate in an industry that is often subject to significant regulation, and our lack of familiarity with the regulatory landscape in new markets may result in us running into unanticipated problems or delays in obtaining the requisite regulatory approvals and licenses. We may not be able to successfully expand in such markets due to our lack of experience. Moreover, we may not be able to execute our strategy in our existing international operations successfully, which may result in additional losses or limit our growth prospects. In addition, expanding internationally subjects us to a number of risks, including:

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

In addition, our international operations may expose us to numerous and sometimes conflicting legal and regulatory requirements, and violations or unfavorable interpretation by authorities of these regulations could harm our business. In particular, we are exposed to the risk of being deemed to have permanent establishment in a specific country and transfer pricing risks which could result in additional tax liability.

If we are not able to manage these and multiple other risks associated with international operations successfully, our business, financial condition and results of operations could be materially adversely affected.

Risks Relating to Corporate Governance Matters and Organizational Structure

The substantial share ownership position of our chief executive officer Sergey Solonin may limit your ability to influence corporate matters.

Our chief executive officer Sergey Solonin owns 85.0% of our class A shares and 0.7% of our class B shares, representing combined approximately 63.0% of the voting power of our issued share capital. As a result of this concentration of share ownership, Mr. Solonin has sole discretion over any matters submitted to our shareholders for approval that require a simple majority vote and has significant voting power on all matters submitted to our shareholders for approval that require a qualified majority vote, including the power to veto them. Our articles of association require the approval of no less than 75% of present and voting shareholders for matters such as amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group. Matters requiring a simple majority shareholder vote include, among other matters, increasing our authorized capital, removing a director, approving the annual audited accounts and appointing auditors.

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

Otkritie Bank owns 43.8% of our class B shares, representing approximately 11.4% of the voting power of our issued share capital. Were Mr. Solonin to sell down his stake in such a manner that his shares would convert into class B shares pursuant to our Articles of Association, voting power of Otkritie Bank would increase accordingly. Moreover, since late 2017, Otkritie Bank has been owned by the CBR as a result of its financial rehabilitation. The liquidity of our ADSs has already significantly declined and could potentially further decline due to one large holder accumulating a significant portion of the shares that formerly constituted free float. The interests of Otkritie Bank, particularly as a state-owned institution, may not always coincide with the interests of our other shareholders. In particular, if Otkritie Bank or its controlling shareholder were to decide they are not interested in continuing to hold this stake, whether due to the fact that it represents a non-core business for Otkritie Bank or otherwise, a sale of a stake of the size could put significant downward pressure on the price of our ADSs. We also believe that due to the recent deterioration of relationships between Russia and the U.S. the fact that the CBR owns, albeit indirectly, a significant stake in our company may be perceived as a negative by certain investors. This concentration of ownership may also adversely affect the price of our ADSs.

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

Due to our ownership of Qiwi Bank, any transactions resulting in the acquisition of more than 50% of our voting power or the right to otherwise direct our business activities would become subject to preliminary approval by the CBR. In addition, any acquisition of more than 50% of our voting power may also be subject to a preliminary approval by the Russian Federal Antimonopoly Service, or the FAS. Furthermore, Qiwi Bank holds encryption licenses which are necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise” for the purposes of the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended. In this case, any acquisition of control over our company would require an approval of a specialized government commission, which is a relatively lengthy process that typically takes between three and six months in practice (see “ - Regulation—Regulation of Strategic Investments”). These regulatory approval requirements may have the effect of making a takeover of our company more difficult or less attractive, and may prevent or delay a change of control, which could have a negative impact on the liquidity of, and investor interest in, our ADSs.

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

Some of our agents, merchants or Tochka’s SME clients, although mostly not incorporated in Crimea, may have operations there. Further, before the introduction of the corresponding sanctions we have had direct contacts with several Crimea banks that are registered as financial legal entities in Crimea, and currently such banks may continue to operate as our agents or merchants. On December 19, 2014, U.S. President Obama signed an executive order imposing comprehensive sanctions on the Crimea region. The EU has similarly introduced a broad set of sanctions through the Council Regulation (EU) 692/2014 as amended by Regulation (EU) 1351/2014. To date, we do not believe that any of the current sanctions as in force limit our ability to work with entities that may have operations in Crimea or operate in Crimea. Nevertheless, if we are deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries, our business and results of operations may be materially adversely affected.

In the ordinary course of our business, we may accept payments from consumers to or otherwise indirectly interact with certain entities that are the targets of U.S. sanctions. We operate primarily within the Russian financial system and, accordingly, many of our customers have accounts at banks in Russia. The U.S., EU and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks, including VTB Bank and Gazprombank. Some of our subsidiaries hold bank accounts at the aforementioned banks as well as have overdrafts and bank guarantees with VTB Bank. A number of Russian banks, including Bank Rossiya, SMP Bank, Investcapitalbank and Sobinbank have been designated by OFAC and are subject to U.S. economic sanctions. In addition, Tempbank was designated due to its dealings with the Syrian government. U.S. sanctions may be extended to any person that U.S. authorities determine has materially assisted, or provided financial, material, or technological support for, or goods or services to or in support of, any sanctioned individuals or entities. For example, we may be associated with U.S.-designated banks due to us accepting payments for them from consumers in the ordinary course of our business, even though we may not have any direct contract relationships with them. There can be no assurance that the U.S. Government would not view such activities as meeting the criteria for U.S. economic sanctions.

In addition, because of the nature of our business, we do not generally identify our customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, we are not always able to screen them against the Specially Designated Nationals and Blocked Persons List published by OFAC and other sanctions lists.

While we believe that our indirect interaction with sanctioned Russian banks and potential interaction with designated individuals, as well as other interactions we may potentially have with entities and persons that may be subject to U.S. or EU economic and financial sanctions does not contravene any law, our business and reputation could be adversely affected if the U.S. government were to designate us as a blocked party and extend such sanctions to us. The executive orders authorizing the U.S. sanctions provide that persons may be designated if, inter alia, they materially assist, or provide financial, material, or technological support for goods or services to or in support of, blocked or designated parties. EU financial sanctions prohibit the direct and indirect making available of funds or economic resources to or for the benefit of sanctioned parties. Investors may also be adversely affected if we are so designated, resulting in their investment in our securities being prohibited or restricted. Furthermore, under those circumstances, some U.S. or EU investors may decide for legal or reputational reasons to divest their holdings in us or not to purchase our securities in the first place. We are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on our share price. Even if we are not subjected to U.S. or other economic sanctions, our participation in the Russian financial system and indirect interaction with sanctioned banks and potential interaction with designated individuals may adversely impact our reputation among investors. There is also a risk that other entities with which we engage in business, or individuals or entities associated with them, are, or at any time in the future may become, subject to sanctions.

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

CAATSA also requires the U.S. Department of Treasury to issue reports on Russian senior political figures and oligarchs, Russian parastatal entities and illicit financing in Russia, presumably to determine whether other parties should be sanctioned. The first report was issued on 29 January 2018 and lists 114 senior Russian political figures and 96 wealthy Russian businessmen (“Report”). The Report states, and the OFAC further clarified, that it is not a sanctions list, and the inclusion of individuals or entities in it, its appendices, or its annex does not and in no way should be interpreted to impose sanctions on those individuals or entities, and moreover, the inclusion of individuals or entities in the Report, its appendices, or its classified annexes does not, in and of itself, imply, give rise to, or create any other restrictions, prohibitions, or limitations on dealings with such persons by U.S. or non-U.S. persons. The inclusion on the unclassified list does not indicate that the U.S. Government has information about the individuals’ involvement in malign activities. In April 2018, several major Russian businessmen (each of them a controlling shareholder of a vast number of diverse businesses in Russia) who were mentioned in the Report became “designated nationals”, which had a significant adverse impact on the Russian economy in general and in particular the value of the Rouble. Any new sanctions imposed on the basis of the Report, may have a material adverse effect on the Russian economy and lead to retaliatory sanctions from Russia.

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

The crisis in Ukraine is ongoing and could escalate. Were full-fledged hostilities to break out between Ukraine and Russia, they would likely cause significant economic disruption and further calls from the Western countries for a comprehensive sanction regime that would seek to further isolate Russia from the world economy. Even the current level of ongoing civil insurrection in eastern Ukraine, if no resolution is forthcoming, may well lead to further strengthening and broadening of Ukraine-related sanctions. For example, there have been proposals to cut off Russia from the international SWIFT payment system, which would disrupt ordinary financial services in Russia and any cross-border trade. Other proposed sanctions that have not been enacted so far but could have a devastating effect on the Russian economy in general and our business, financial condition, results of operations and prospects in particular, include more comprehensive sanctions with respect to major Russian state-owned banks (including a prohibitions on U.S. dollar transactions) and other entities, prohibition on transactions involving sovereign debt of Russia, and various other measures. The potential further repercussions surrounding the situation in Crimea and Eastern Ukraine are unknown and no assurance can be given regarding the future of relations between Russia and other countries. Overall, the situation in Ukraine and Crimea remains uncertain and we cannot predict how the Ukrainian crisis will unfold or the impact it will have on our business or results of operations. Additionally, relations between the US and Russia have recently become strained over a variety of other issues, which could result in further sanctions against Russia or specific individuals, entities or economy sectors. See “– Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions”. Any or all of the above factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.

Our business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law we distinguish three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. All these types of consumers face varying monetary and non-monetary restrictions in terms of the transactions they may perform and electronic money account balances they may hold, with fully identified consumers enjoying the most privileges. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. There can be no assurance that we will always be able to collect all necessary data to perform the identification procedure in full or that the data the users provide us for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. At the end of 2017, a new law was enacted enabling “full” identification performed remotely as well, to the extent the relevant individual has previously undergone identification by an eligible credit institution and has consented for his data to be included in a database; however, as of the date of this annual report such identification method has not been fully developed either. Thus, current situation could cause us to be in violation of the identification requirements. In case we are forced not to use the simplified identification procedure until the databases are fully running or in case the identification requirements are further tightened, it could negatively affect the number of our consumers and, consequently, our volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If we are found to be in non-compliance with any of its requirements, we could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

Political and governmental instability could adversely affect the value of investments in Russia.

Political conditions in the Russian Federation were highly volatile in the 1990s, as evidenced by the frequent conflicts amongst executive, legislative and judicial authorities, which negatively impacted the business and investment climate in the Russian Federation. Over the past three decades the course of political and other reforms has in some respects been uneven and the composition of the Russian Government has at times been unstable. The Russian political system continues to be vulnerable to popular dissatisfaction, including dissatisfaction with the results of the privatizations of the 1990s, as well as to demands for autonomy from certain religious, ethnic and regional groups.

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

Over the past several years, Russia has been involved in conflicts, both economic and military, involving other members of the CIS or other countries. On several occasions, this has resulted in the deterioration of Russia’s relations with other members of the international community, including the United States and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions may be affected by such conflicts and by worsening relations between Russia and its immediate neighbors.

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have been strained over a variety of issues. On March 21, 2014, President Putin signed legislation to recognize Crimea’s accession to, and status as part of, Russia. Since then, there has been continuing tensions between Russia and Ukraine, which were aggravated by the military conflict in Eastern Ukraine. Another recent point of tension between Russia and Western governments has been the Russian role in the Syrian crisis and its military support for the government of Syria. The events in Ukraine, Crimea and Syria have prompted condemnation by members of the international community and have been strongly opposed by the EU and the United States, with a resulting material negative impact on the relationships between the EU, the United States and Russia. See “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. The Ukraine crisis, which started in late 2013 and remains unresolved, has brought additional tensions between Russia and Western countries (such as the U.S., UK and a number of EU countries), and new issues that adversely affect such relations may arise in the future. Other recent points of tension between Russia and Western governments have included: the Russian role in the Syrian crisis and its military support for the government of Syria; the alleged involvement of the Russian government in the cyber-attacks aimed at disrupting the election process in the U.S.; the alleged involvement of the Russian intelligence service in an attempted poisoning of a Russian citizen in the UK; and the incident involving Ukrainian vessels near the Kerch Strait in November 2018. All of the above have led to escalation of geopolitical tensions, and introduction or expansion of international sanctions or other countermeasures by Western countries against Russia, and may continue to do so in the future. In particular, in response to the alleged use by Russian intelligence services of chemical warfare on UK soil, in August 2018 the U.S. State Department imposed new sanctions on Russia under the Chemical and Biological Weapons Control and Warfare Elimination Act of 1991 (the “CBW Act”). The initial round of sanctions under the CBW Act includes, among other things, termination of sales of any defense articles and services and the prohibition on the export to Russia of certain national security-sensitive goods and technology. If within three months after the initial determination made under the CBW Act, the U.S. President determines that certain conditions set out in the CBW Act are not met, further sanctions, including, among other things, a prohibition on U.S. financial institutions to provide financing to the Russian state, additional bans on exports of goods and technologies and a possible suspension or revocation of the authority of Russian state-owned or controlled air carriers to provide transportation to or from the U.S., may be introduced. The emergence of new or escalated tensions between Russia and neighboring states or other states could negatively affect the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

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

As Russia produces and exports large quantities of crude oil, natural gas, petroleum products and other commodities, the Russian economy is particularly vulnerable to fluctuations in oil and gas prices as well as other commodities prices, which historically have been subject to significant volatility over time, as illustrated by the recent decline in crude oil prices. Russian banks, and the Russian economy generally, were adversely affected by the global financial crisis. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016-2017 some of those economic trends reversed or moderated, with oil prices increasing somewhat, inflation rates declining significantly and gross domestic product returning to modest growth. However, economic instability resumed in 2018, with the Rouble depreciating significantly and inflation exceeding the government’s forecasts. There can be no assurance that any measures adopted by the Russian government to mitigate the effect of any financial and economic crisis will result in a sustainable recovery of the Russian economy. Current macroeconomic challenges, low or negative economic growth in the United States, China, Japan and/or Europe and market volatility may provoke or prolong any economic crisis.

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

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Ugra, Master-Bank, Investbank, ProBusinessBank, Svyaznoy Bank, Vneshprombank, Tatfondbank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition, in the course of 2017 three of Russia’s largest private banks, Otkritie Bank, Binbank and Promsvyazbank, were all bailed out and taken over by the CBR through the newly established Banking Industry Consolidation Fund, since all of them were allegedly unable to perform their obligations as they fell due for various reasons. License revocations have continued throughout 2018 and early 2019, again with some major banks impacted. The private banking sector in Russia, always relatively minor compared to state players like Sberbank and VTB to begin with, has contracted severely as a result. This can be expected to result in reduced competition in the banking sector (while at the same time putting alternative payment solution providers such as ourselves in the position of having to predominantly compete with the government itself), increased inflation and a general deterioration of the quality of the Russian banking industry. It could be expected that the difficulties currently faced by the Russian economy could result in further collapses of Russian banks. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Current economic circumstances in Russia are putting stress on the Russian banking system. Combined with heightened interest rates – with the key interest rate of the CBR currently at 7.75% per annum (but rising as high as 17% over the course of 2014-2015) – these circumstances decrease the affordability of consumer credit, putting further pressure on overall consumer purchasing power. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble.

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

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to Rosstat, inflation in the Russian Federation was 11.4% in 2014,12.9% in 2015, 5.4% in 2016, 2.5% in 2017 and 4.2% in 2018. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

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

In addition to Russia, our operations in Kazakhstan are significant. In many respects, the risks we face in operating business in Kazakhstan are similar to those in Russia as set out above in “—Risks Relating to the Russian Federation and Other Markets in Which We Operate”. As is typical of an emerging market, Kazakhstan does not possess a well-developed business, legal and regulatory infrastructure and has been subject to substantial political, economic and social change. Our business in Kazakhstan is subject to Kazakhstan specific laws and regulations including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. In addition, we are exposed to foreign currency fluctuations between the Russian ruble and the Kazakh tenge, which could affect our financial position and our profitability. Our failure to manage the risks associated with doing business in Kazakhstan could have a material adverse effect upon our results of operations.

Risks Relating to Taxation

Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations.

In 2013 OECD and G20 countries accepted that existing international tax rules create opportunities for base erosion and profit shifting, because these rules have been designed more than a century ago. Pursuing solutions for this problem, OECD and G20 countries adopted a 15-point Action Plan to address base erosion and profit shifting. The BEPS package of measures represents the substantial renovation of the international tax rules. Once the new measures become applicable, it is expected that profits will be reported where the economic activities that generate them are carried out and where value is created.

The Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD in 1988 and amended by Protocol in 2010 is now signed by 127 jurisdictions (the Russian Federation, Cyprus, UAE are among the signatories). This Convention, by virtue of its Article 6, requires competent authorities of jurisdictions-signatories hereto to participate in the automatic exchange of Country-by-Country Reports and the automatic exchange of financial account information pursuant to the Common Reporting Standard (CRS). In addition, by virtue of Article 5 the Convention requires competent authorities of jurisdictions-signatories hereto to participate in the exchange of information on request and, by virtue of Article 7, stipulates that such competent authorities should participate in spontaneous exchange of information. The tax authorities (including, Russian, Cypriot and UAE tax authorities) already cooperate in terms of mutual administrative assistance in tax matters.

On June 7, 2017 67 countries signed the the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”) in order to implement treaty related measures. The Russian Federation, Cyprus, UAE are among the signatories, currently this instrument is being ratified on the domestic level. MLI already covers 87 jurisdictions and entered into force on July 1, 2018 for the first five jurisdictions, which deposited their respective ratification instruments. It is expected that further countries will also join the Convention by signing of MLI.

Generally, new means for global exchange of financial information provide for much more transparency of international transactions. Due to information exchange instruments the tax authorities are becoming much more efficient in combating tax avoidance.

The implementation of global instruments means the application of such instruments by competent authorities on mutually agreed grounds, however, there might be a risk that competent authorities of jurisdictions where our subsidiaries operate would apply newly introduced global transparency instruments inconsistently, which would lead to the imposition of additional taxes on us. For more details on the possible impact of these measures, see sections below.

Significant change of substance requirements in certain offshore jurisdictions may adversely impact our business.

Following the global trend on increase of substance requirements in various jurisdictions, starting from 2019 traditional offshore jurisdictions implement legislation that requires companies registered in the relevant offshore jurisdiction to maintain actual substance on the territory of such jurisdictions, which may include, amongst others, the qualified personnel, premises located in the particular jurisdiction, reasonable expenses to support daily operation of the company.

We cannot exclude that we might be subject to additional costs and/or tax liabilities resulted from the said requirements, which could have a material adverse effect on our business, financial condition and results of operations.

Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia.

We are subject to a broad range of taxes and other compulsory payments imposed at federal, regional and local levels, including, but not limited to, profits tax, VAT, corporate property tax and social contributions. Tax laws, namely the Russian Tax Code, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is often unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continual changes to the interpretation of existing laws. Although the quality of Russian tax legislation has generally improved with the introduction of the first and second parts of the Russian Tax Code, the possibility exists that Russia may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations. A large number of changes have been made to various chapters of the Russian Tax Code since their introduction. Since Russian federal, regional and local tax laws and regulations are subject to changes and some of the sections of the Russian Tax Code relating to the aforementioned taxes are comparatively new, interpretation of these regulations is often unclear or non-existent. Also, different interpretations of tax regulations exist both among and within government bodies at the federal, regional and local levels, which creates uncertainties and inconsistent enforcement. The current practice is that private clarifications to specific taxpayers’ queries with respect to particular situations issued by the Russian Ministry of Finance are not binding on the Russian tax authorities and there can be no assurance that the Russian tax authorities will not take positions contrary to those set out in such clarifications. During the past several years the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of the tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits. Starting from January 1, 2019 tax authorities are entitled to claim documents (information) used for calculation and payment of taxes (other obligatory payments) from the taxpayers’ auditors. In practice, the Russian tax authorities generally interpret the tax laws in ways that do not favor taxpayers, who often have to resort to court proceedings against the Russian tax authorities to defend their position. In some instances, Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory.

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

In addition, on November 27, 2017 the Federal Law No. 340-FZ introducing country-by-country reporting (“CbCR”) requirements was published. The mandatory filing of CbCR is, in general, in line with the Organization for Economic Co-operation and Development (“OECD”) recommendations within the Base Erosion and Profit Shifting (“BEPS”) initiative. The law has taken effect on the date of its official publication, and its provisions apply to financial years starting in 2017 (except for the provisions regarding the national documentation). These amendments would require multinational corporate enterprise groups with consolidated revenues of over certain threshold to submit annual

CbCR, as well as certain other reporting forms detailing multinational corporate enterprises groups operations (locally and globally, respectively), as well as transfer pricing methodologies applied to intra-group transactions. Thus, if we reach the reporting threshold in Russia (over RUB 50 billion), or alternatively in any other jurisdiction of our presence (e.g. in Cyprus, where the Decree issued by the Cyprus Minister of Finance on December 30, 2016 introduced a mandatory CbCR for multinational enterprise groups generating consolidated annual turnover exceeding EUR 750 million) we may be liable to submit relevant CbCR. It is unclear at the moment how the above measures will be applied in practice by the Russian tax authorities and courts. We do not consider the Company to be subject to CbCR requirements. However, taking into consideration the possibility of further developments in Russia as well as international legislation, we may become subject to the above requirements. It is important to note that the above changes and amendments to the Russian Tax Code introduced by the law do not replace already existing transfer pricing documentation requirements.

Certain other changes were introduced to the Russian Tax Code over the recent years, namely temporary limit on the amount of loss carried forward to be utilized to reduce taxable income (applicable for 2017-2020 inclusively); increase of late payment interest for overdue tax payments; changes to types of controlled transactions subject to transfer pricing rules, namely starting from 2017 any guarantees between Russian non-banking organizations, as well as interest-free loans between Russian related parties will not be treated as controlled transactions; further significant reduction of types of transactions subject to transfer pricing control starting from 2019 (for more details see “Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions”), increase of the VAT rate to 20%, changes in the regulation concerning VAT on digital services, etc.

The possibility exists that the Government may introduce additional tax-raising measures. Although it is unclear how such measures would operate, the introduction of any such measures may affect the Group’s overall tax efficiency and may result in significant additional taxes becoming payable.

On November 24, 2016, the OECD published the MLI which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof. For example, the reduced rate on dividends provided under a double tax treaty shall be denied if the conditions for holding equity interest or shares by the time of the dividend payout are met over less than a 365-day period. MLI also proposes taxing income from gains upon alienation of shares (interests) of property-rich companies in the country where such property is situated if the immovable property value threshold is met at any time during the 365 days preceding the transaction and not at the time of the transaction itself. Thus, when determining tax consequences several sources of legislation will now need to be considered, namely the domestic tax law, double tax treaties and MLI provisions, which have been adopted by states-parties to the relevant double tax treaty. To date the MLI has not been ratified by Russia. The draft law on ratification of the MLI has been submitted to the Russian State Duma (the low chamber of the parliament). However, it is likely that the application of the double tax treaties, which Russia is a party to, i.a. the double tax treaty between Russia and Cyprus, will be significantly limited by the MLI. Further sections below include information about the application of double tax treaties with due regard to the current non-active status of the MLI in Russia.

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

The existing transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019 transactions between Russian tax residents will be controlled only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and one of the conditions stipulated in Article 105.14 of Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with parties from blacklisted countries, transactions between related parties under participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 60 million threshold. The new rules apply to transactions, under which income (expenses) from such controlled transactions are recognised after January 1, 2019. As a side effect, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

The burden of proving market prices, as well as keeping specific documentation, lies with the taxpayers. Major taxpayers are allowed to enter into advance pricing agreements to agree an appropriate transfer pricing methodology for certain period with the tax authorities; however, it is unclear how such agreements operate in practice as their content is not publically available. Special transfer pricing rules apply to transactions with securities and derivatives. It is currently difficult to evaluate what effect these provisions may have on us. Alternatively, the prices under our transactions that are not subject to transfer pricing control may be challenged under unjustified tax benefit concept. For more information see “Our business in Russia may be deemed to receive unjustified tax benefits”.

It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and lack of established practice of application of the Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they could have a material adverse effect on our business, financial condition and results of operations.

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

The Protocol of October 7, 2010 introduced a number of amendments to the Russia-Cyprus double tax treaty dated December 5, 1998. Most of these amendments have been in effect since January 1, 2013. Additionally, the Protocol contained a clause on Article 13 of the Russia-Cyprus double tax treaty, under which gains from the alienation of shares or similar rights deriving more than 50% of their value from immovable property, must be taxed in the country where the property is located starting from January 1, 2017. Moreover, the MLI that is currently being ratified in Russia and Cyprus may have a significant impact on application of the Russia-Cyprus double tax treaty, if relevant positions would be mutually agreed upon by Russia and Cyprus. For more information see “Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia”.

Adverse changes in, or the cancellation of, the Russia-Cyprus double tax treaty may significantly increase our tax burden and adversely affect our business, financial condition and results of operations.

We may be deemed to be a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident in Cyprus for tax purposes if its management and control are exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. For more details in relation to tax residency in Cyprus see “Item 10.E Taxation—Material Cypriot Tax Considerations—Tax residency of a company”. If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the double tax treaties entered into between Cyprus and other countries.

Under the Russian Tax Code, a foreign legal entity may be recognized as a Russian tax resident if such entity is in fact managed from Russia. For more details in relation to tax residency in Russia see “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”.

The double tax treaty in force between Cyprus and Russia provides that a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. In case both states claim the tax residency of the company, the process of determining the effective management will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors.

On June 7, 2017 Cyprus signed MLI, according to which, and upon ratification by Cyprus and its co-signatories, Cyprus will implement a series of tax treaty measures to update the existing network of double tax treaties. Cyprus has adopted the minimum standards of the MLI and made full reservations on all other provisions of the MLI, including replacement of the “effective management” concept with the mutual agreement procedure between the jurisdictions of which the entity shall be deemed to be a resident.

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

Our subsidiaries may be deemed a tax resident outside of countries of their incorporation.

Each jurisdiction has its own tax residency requirements. We believe that our subsidiaries do comply with tax residency requirements of the jurisdiction, where they are incorporated; however, there might be a risk that they may be deemed a tax resident outside of countries of their incorporations.

Moreover, the MLI provides that if there is a conflict of tax residency for the person (other than an individual) and competent authorities do not come to an agreement on the relevant person, it shall not be entitled to any tax relief or exemption provided by the relevant double tax treaty except to the extent as may be agreed upon by the competent authorities. In the absence of relevant practice we could not exclude the risk that there might be a conflict of tax residency for our subsidiaries resulting in significant increase of our tax burden, which may materially adversely affect our business, financial condition and results of operations.

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

The Russian Tax Code contains the concept of a permanent establishment in Russia as means for taxing foreign legal entities, which carry on regular operational activities in Russia beyond preparatory and auxiliary activities. The Russian double tax treaties with other countries also contain a similar concept. If a foreign company is treated as having a permanent establishment in Russia, it would be subject to Russian taxation in a manner broadly similar to the taxation of a Russian legal entity, but only to the extent of the amount of the foreign company’s income that is attributable to the permanent establishment in Russia. However, the practical application of the concept of a permanent establishment under Russian domestic law is not well developed and so foreign companies having even limited operations in Russia, which would not normally satisfy the conditions for creating a permanent establishment under international rules, may be at risk of being treated as having a permanent establishment in Russia and hence being exposed to Russian taxation. Furthermore, the Russian Tax Code contains attribution rules, which are not sufficiently developed, and there is a risk that the tax authorities might seek to assess Russian tax on the global income of a foreign company. Having a permanent establishment in Russia may also lead to other adverse tax implications, including challenging a reduced withholding tax rate on dividends under an applicable double tax treaty, potential effect on VAT and property tax obligations. There is also a risk that penalties could be imposed by the tax authorities for failure to register a permanent establishment with the Russian tax authorities. Recent events in Russia suggest that the tax authorities may be seeking more actively to investigate and assert whether foreign entities of our Group operate through a permanent establishment in Russia. Any such taxes or penalties could have a material adverse effect on our business, financial condition and results of operations.

A number of amendments had been made to the Russian tax legislation introducing, amongst others, the concepts of controlled foreign companies, corporate tax residency and beneficial ownership (Federal Law No. 376-FZ was signed by the Russian President on November 24, 2014 (as amended) with its provisions applicable starting from January 1, 2015). Due to the lack of court and administrative practice, no assurance can be currently given as to how these amendments will be applied in practice and their exact nature, their potential interpretation by the tax authorities and the possible impact on us. We cannot rule out the possibility that, as a result of the introduction of changes to Russian tax legislation, certain of our companies established outside Russia might be deemed to be Russian tax residents (especially when they fail to meet substance requirements in the countries of their incorporation), subject to all applicable Russian taxes. For more details see risks described in “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”.

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

Specifically, our Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case, we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice. Similar approach is applied to dividends received from Russian subsidiaries by the Company’s non-Russian subsidiaries.

Furthermore, a number of amendments had been made to the Russian tax legislation introducing, amongst others, the concept of beneficial ownership. Under this concept, double tax treaty benefits are only available to the recipient of income from Russian sources, if such recipient is the beneficial owner of the relevant income. Foreign entities that do not qualify as beneficial owners may not claim double tax treaty relief even if they are residents in a double tax treaty country. For these purposes, the beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. In order to determine whether a foreign entity is a beneficial owner of income, it is necessary to take into account the functions performed by such foreign entity, as well as the risks borne by it. Entities are not recognized as beneficial owners of income if they have limited authorities to use or dispose income received from Russian sources, perform agency or other similar functions in favour of third parties, not taking any risks or transfer such income (either partially or in full) to third parties that are not eligible to double tax treaty benefits.

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

Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations.

The Russian Federation, like a number of other countries in the world, is actively involved in introduction of measures against tax evasion through the use of low tax jurisdictions as well as aggressive tax planning structures. Starting from January 1, 2015, the Federal Law No. 376-FZ, introducing the concept of “controlled foreign companies” (the “CFC Rules”), the concept of “corporate tax residency” and the concept of “beneficial ownership” into Russian tax legislation, came into force (with further amendments within 2016-2018). Moreover, Russia has entered into several multilateral agreements for the exchange of information between the tax authorities of different countries.

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

Under the concept of “corporate tax residency” a foreign legal entity may be recognized as a Russian tax resident if: (i) its executive body(ies) operates in respect of such company in Russia on regular basis (however, the activity of executive body will not be viewed as regular if it is insignificant compared to the one in the other jurisdiction), or (ii) senior executive personnel of the company who are authorized to plan and control activities of the company and take responsibility over it basically carry out management of the company from Russia (i.e. make decisions or take any other measures in respect of operational activities of the company that are within the competence of the company’s executive body). Provided that one of the above conditions is met both in Russia and in other jurisdiction to the same extent, the place of management and control is defined as Russia, provided that one or more of the following is carried out in Russia: (i) bookkeeping and maintaining of management accounts (other than preparation and reporting of consolidated financial or management accounts, as well as analysis of operations of the foreign company), or (ii) company’s record keeping, or (iii) daily management of the company’s staff. When an entity is recognized as Russian tax resident it is obligated to register with the Russian tax authorities, calculate and pay Russian tax on its worldwide income and comply with other tax-related rules established for Russian entities. There is still an uncertainty as to how these criteria will be applied by the Russian tax authorities in practice.

Under the Russian Tax Code, a beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. When determining the beneficial owner, the functions of a foreign person that is claiming the application of reduced tax rates under an applicable double tax treaty and the risks that such person takes should be analyzed. In accordance with the provisions of the Russian Tax Code, the benefits of a double tax treaty will not apply if a foreign person claiming such benefits has limited powers to dispose of the relevant income, fulfills intermediary functions without performing any other duties or taking any risks and paying such income (partially or in full) directly or indirectly to another person who would not be entitled to the same benefits should it received the income in question directly from Russia. Starting from January 1, 2017, the Russian Tax Code requires a tax agent (i.e. the payer of income) (in addition to a certificate of tax residency) to obtain a confirmation from the recipient of the income that it is the beneficial owner of the income. To date, there is still no approved or recommended format of such confirmation letter. However, the court practice proves that in each case the tax authorities follow “the substance over form” approach when considering the beneficial owner confirmations.

The Russian Tax Code allows for a “look through” approach to withholding tax, i.e. double tax treaty benefits shall be still available to the actual beneficial owner of income coming from Russian sources in case the first recipient of such income does not satisfy beneficial ownership criteria and, therefore, is not subject to double tax treaty relief. In this case the actual beneficial owner of such income may be entitled to double tax treaty relief, subject to certain conditions stipulated in articles 7 and 312 of the Russian Tax Code, provided it is a tax resident of the jurisdiction, which has a double tax treaty with Russia. If the actual beneficial owner is a Russian tax resident or is a resident of the jurisdiction with no double tax treaty with Russia in place, provisions of the Russian Tax Code shall apply. Before 2019 there was uncertainty, whether the “look through” approach could be applied in relation to any type of income other than dividends. Since 2019 it is specifically allowed by the Russian Tax Code.

On November 4, 2014 the Russian President signed Federal Law No. 325-FZ ratifying the multilateral Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD, which the Russian Federation signed in 2011. Ratification of this Convention enables the Russian Federation starting from July 1, 2015 to receive tax information from all participating countries which include, among others, a number of offshore jurisdictions (mutual disclosures to the participating countries are required). In particular, this Convention provides for three types of tax information exchange between countries: exchange upon request, automated exchange and voluntary (ad-hoc) exchange. Moreover, the Convention offers such instruments as simultaneous tax audits (tax authorities can carry out an audit in their respective territories and then exchange data on the audited group of companies or persons connected with joint interests), as well as foreign tax audits (when a tax audit includes the work of foreign tax authorities). The Convention also foresees mutual assistance of states to collect taxes within their respective territories.

It is currently unclear how the Russian tax authorities will interpret and apply the abovementioned tax concepts and what will be the possible impact on us and our subsidiaries. In practice, over the last few years the tax authorities have actively applied and used all information exchange instruments available to them. As to the beneficial ownership concept, in a number of recent court cases, the tax authorities successfully applied this concept retroactively in respect to payments made before 2015 (i.e. prior to the date when the Russian beneficial ownership concept have come into force). Herewith, the tax authorities were unable to refer to the new rules enacted by the Federal Law No. 376-FZ for the period prior to 2015, so they referred to an applicable double tax treaty and the Commentaries to the OECD Model Tax Convention. Starting from 2015 the tax authorities may refer to specific provision of the Russian Tax Code when they challenge the beneficial ownership of the recipient and charge additional tax. Moreover, as mentioned above, starting from 2017, obtaining a confirmation that the income recipient is its beneficial owner became an obligatory procedure (rather than a right of a tax agent) for applying a reduced withholding tax rate.

Therefore, it cannot be excluded that we might be subject to additional tax liabilities because of these changes being introduced and applied to transactions carried out by us, which could have a material adverse effect on our business, financial condition and results of operations.

VAT on digital services in Russia.

Starting from January 1, 2017, the new provisions of the Russian Tax Code introducing an obligation to pay Russian VAT on digital (electronically supplied) services in case such digital services are supplied (deemed to be supplied) to the individuals in Russia (“VAT law”) entered into force. Starting from January 1, 2019, the law also extends the obligation to register and pay VAT to foreign companies that provide electronic services to legal entities and individual entrepreneurs in Russia. At the same time, buyers of such services are provided with the right to deduct VAT from foreign sellers.

Based on the new VAT law digital services shall be regarded as supplied at the place of the buyer’s location. The new rules establish special criteria to determine whether the buyers are located in Russia.

Obligations to pay VAT on digital services supplied in Russia would depend on the way such services are provided. In particular, the VAT law contains the following provisions:

•

If services are provided by foreign suppliers to Russian customers via Russian sales agents under agency (or other similar) agreements and such agents participate in settlements directly with customers, then such Russian agents would be obliged to act as tax agents, withhold and pay the respective amounts of VAT to the Russian budget. No VAT registration will be required for the foreign suppliers. If services are provided via chain of sales agents the last sales agent in the chain collecting money from customers should withhold and pay the respective amounts of VAT;

•

If services are provided by foreign suppliers to Russian customers via foreign sales agents and such agents participate in settlements directly with customers, then such foreign agents are obliged to register in Russia for VAT purposes and fulfil VAT obligations related to digital services. If services are provided via several foreign agents, then a foreign agent which performs settlements directly with customers is regarded as a tax agent which should be registered in Russia for VAT purposes and fulfil VAT obligations.

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

Many provisions of VAT law are still ambiguous. It is currently unclear whether the foreign service provider registered in Russia for VAT purposes should pay VAT from other (non-digital) services VATable in Russia.

In case we are considered to be a foreign sales agent participating in settlements directly with customers, we may be forced to comply with VAT law as a tax agent for payment of VAT on digital services. Such event together with further developments of VAT law could have a material adverse effect on our business, financial condition and results of operations.

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

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 62,712,975 ordinary shares, including those represented by ADSs. Our shares that are not currently represented by ADSs could generally be added into our ADS program in relatively short order, subject to applicable securities laws restrictions. Our significant shareholders currently include Mr. Sergey Solonin (see “–The substantial share ownership position of our chief executive officer Sergey Solonin may limit your ability to influence corporate matters”) and Otkritie Bank (see “–The substantial share ownership position of Otkritie could be adverse to the interests of our minority shareholders”). A significant sale of our securities by any of these holders or any other future owner of a substantial stake in our company could have a detrimental effect on the trading price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

In April 2013, our shareholders authorized the disapplication of pre-emptive rights for a period of five years from May 8, 2013, the date of the closing of our initial public offering, in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs. Such disapplication has expired on May 8, 2018, and while we have solicited further disapplication by our shareholders, such disapplication has not been supported by our public shareholders so far. If no further disapplication of pre-emptive rights is approved by our shareholders, any of our share issuances would be subject to the pre-emptive rights of our shareholders which some of our ADS holders may not be able to exercise due to the factors described above. At the same time, to the extent we attempt an offering of ADSs in the United States pursuant to the pre-emptive rights of our shareholders, we may not be able to do so due to the fact that rights offerings are difficult to implement effectively under the current U.S. securities laws, and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the United States.

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

We were incorporated in Cyprus under the name of OE Investments Limited on February 26, 2007 as a new holding company for JSC QIWI (previously known as OSMP CJSC and QIWI CJSC). The company operates under the Companies Law, related legislation, and common law of Cyprus. In 2007, we acquired, among other entities, CJSC E-port and LLC Qiwi Wallet, which were reorganized in the form of accession to JSC QIWI. In April 2008, we launched the Qiwi brand, which gradually became the marketing name for our businesses. We changed our legal name to Qiwi Limited on September 13, 2010, and subsequently to Qiwi plc upon going public on February 25, 2013.

Our primary subsidiaries are QIWI Bank (JSC), or Qiwi Bank, JSC QIWI and QIWI Payments Services Provider Limited. JSC QIWI was incorporated in Russia in January 2004, and QIWI Payments Services Provider Limited was incorporated in the United Arab Emirates in February 2011.

In September 2010, we acquired Qiwi Bank from a group of our then-current shareholders. In June 2015, we acquired the Rapida payment processing system and the Contact money transfer system from Otkritie Investment Cyprus Limited. In April 2017 Rapida LTD was merged into Qiwi Bank.

In June 2018, QIWI, Otkritie Bank and Tochka management signed a partnership agreement to establish a new entity JCS Tochka to collectively develop this businessTochka, a digital banking service focused on offering a broad range of services to small and medium businesses, as a multi-bank platform. JCS Tochka commenced its business operations in February 2019.

In July 2018, we acquired 100% of Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Otkritie Bank. Rocketbank currently operates as a branch of Qiwi Bank JSC.

Our principal executive office is located at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus. Our telephone number at this address is: +357-22-653390. Our registered office is at the same address.

The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our website address is www.qiwi.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Annual Report. References herein to the company’s websites shall not be deemed to cause such incorporation.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2018 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects.”

For a description of the rules and regulations under which we are governed, see Item 4 “Regulation.”

B.	Business Overview

We are a leading provider of next generation payment and financial services in Russia and the CIS. We have an integrated proprietary network that enables payment services across online, mobile and physical channels as well as provides access to certain financial services that we offer to our retail customer and B2B partners. We have deployed over 20.8 million virtual wallets, over 143,000 kiosks and terminals, and enabled merchants, customers and partners to accept and transfer over RUB 94 billion cash and electronic payments monthly connecting over 45 million consumers using our network at least once a month (aggregating consumers across QIWI and Contact networks, without eliminating potential duplication). Our consumers and partners can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ our open API infrastructure and use our highly customizable, sophisticated payment solutions to serve their business or personal needs. We believe the complementary combination of our physical and virtual payment and financial services as well as our open infrastructure provides differentiated convenience to our consumers and creates a strong network effect that drives payment volume and scale across the business. Recently, we have started to offer financial services, which we believe complement our well-developed payment infrastructure. With the launch of our payment-by-installment card, SOVEST, we entered a new consumer lending market. Through Tochka we expanded our offering for SME customers and individual entrepreneurs, while Rocketbank contributes to our retail value proposition enlarging the suite of services we offer through our ecosystem. We continue working on further broadening the scope of services and use cases that we offer our customers and partners and aim to access the stages of the consumer life cycle we have yet to penetrate. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and segments that lack convenient digital solutions for customers and partners to pay or accept payments for goods and services, transfer money or use other financial tools in online, mobile and physical environments or that are largely cash-based. We help consumers, merchants and partners connect more efficiently in these markets by providing an integrated network of virtual wallets, applications, open APIs and physical distribution points as well as payment channels and methods that enable consumers to use differentiated funding sources to pay for any merchant or to other user in or outside our network or use other services quickly and securely through a variety of interfaces.

Our platform and all our products provide simple and intuitive user interfaces, convenient access, quick on-boarding and best-in-class services combined with the reputation and trust associated with the QIWI group brands. In Russia and Kazakhstan, the QIWI brand is well known and our digital solutions as well as our kiosks and terminals provide unique access to an alternative payment infrastructure for our customers in those countries. We believe that the popularity and usage of our financial services in Russia is increasing and are well regarded by our customers. We distribute our payment services primarily through our virtual products, most notably QIWI Wallet, which enables consumers to access, make and receive payments through their computers or mobile devices. Our customers can seamlessly create an online account, or virtual wallet, with QIWI through a variety of interfaces where they can store money, deposited from cash or funded from other sources, such as cards, bank accounts, mobile phone balances or money transfers to make payments and purchases at any time or they can make cash payments directly through our physical distribution network. Our services also allow merchants in Russia and other markets, including leading MNOs, online service providers and retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily. Our partners can use our infrastructure to create sophisticated payment and payout solutions and use a variety of payment and financial services we provide to services their operations. Our payment infrastructure offers diversity and flexibility that helps us deliver convenient solutions and satisfy the needs of a broad range of customers.

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

Our payment services business historically has been and continues to be a major part of our operations and currently generates most of our revenues. We are constantly striving to diversify our product offering and range of services with certain new projects contributing to our payment services business and others aimed at penetrating new areas of the financial services market. As part of our strategic move into digital financial services at the end of 2016, we have launched our payment-by-installment card, SOVEST, with which we have entered the consumer lending market. Following the development of SOVEST, establishment of JCS Tochka and acquisition of the Rocketbank business, we revised our organizational structure to better reflect our operational and management strategy as well as the expansion of our business operations, including the broadening of our products and services, by distinguishing four key operating segments in addition to a Corporate and Other category, as set out below:

•

Payment Services segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services, such as QIWI Cashier or acquiring services;

•	Consumer Financial Services segment, which encompasses our consumer lending business SOVEST;

•	Small and Medium Businesses segment, which encompasses operations of the Tochka multi-banking platform which is focused on offering a broad range of services for small and medium enterprises;

•	Rocketbank segment, which encompasses Rocketbank, a digital banking service offering debit cards and deposits to retail customers, and

•	Corporate and Other category, which encompasses expenses associated with the corporate operations of QIWI Group as well as our R&D, projects and emerging business models that we are testing.

Payment Services

Payment services historically have been and continue to be our key business and core area of expertise. We are offering our customers a unique payment processing infrastructure with easy on-boarding and diverse functionality that works seamlessly across virtual and physical channels and a wide range of accessible, intuitive digital services. We are aiming to develop a secure and convenient multi-use case platform that would allow our customers and partners to satisfy a full range of their transactional and financial needs.

Our Payment Network

Consumers and partners access our payment network through two primary channels: 1) virtual distribution, represented by our online products and APIs that we operate primarily under the Qiwi Wallet brand, and 2) our physical distribution, represented by our kiosks and terminals. These two channels are highly synergetic, creating a self-reinforcing network that we believe has been key for the continuing success of our business.

In 2016, 2017 and 2018, we processed RUB 847 billion, RUB 911 billion, and RUB 1,138 billion in payments, respectively.

Virtual Distribution

Overview

We have a variety of virtual distribution channels that we operate primarily under the Qiwi Wallet brand. Qiwi Wallet is an online and mobile payment processing and money transfer system that we offer in Russia and Kazakhstan that allows customers to pay for the products and services of our merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. A virtual wallet enables its holder to make online purchases and payments through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant that accepts Visa worldwide. It also allows our customers and partners to create and use highly customizable payment and payout solutions built on our infrastructure that cover a wide variety of business and personal needs. We believe Qiwi Wallet is one of the leading virtual wallets in Russia.

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

We also operate the Qiwi Wallet brand in certain jurisdictions outside of Russia, predominantly in Kazakhstan.

In 2016, 2017 and 2018, we had 17.2 million, 20.1 million and 20.8 million active virtual wallets registered with our system as of year-end, respectively.

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

We also offer our merchants and partners a number of solutions that can complement and improve our basic payment acceptance capabilities. Such products include Qiwi Cashier, which allows merchants to connact Qiwi Wallet directly to their checkout page and manage their account with us online; acquiring services that enable merchants to get a one stop payment acceptance solution with the majority of means of payments, payment of delivery services and certain other infrastructural solutions like Interactive Bets Accounting Center (TSUPIS) for betting merchants; or driver payout solutions for taxi companies and aggregators that allow our partners to access high quality digital payment services without extra costs or technical difficulties.

Moreover, recently we began to offer our customers an open API (Application Programming Interface) for customizing the interface of Qiwi Wallet so they can use it more conveniently for collecting and accepting payments.

We believe that our ability to leverage our technological platform and create convenient infrastructural solutions demanded by our partners and customers is a defining feature of our network, which has allowed us to expand our business and penetrate new niches that will fuel our growth going forward.

Our Virtual Wallet

With Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, whether deposited in cash or funded from a variety of sources such as mobile phone balances, bank accounts, credit or debit cards, or money transfers (including winning repayments and other merchant reloads and peer-to-peer transfers), that can be used to make payments, purchases, peer-to-peer transfers or to remit money. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked (see Item 3D Risk Factors – “ Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.”)

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

We believe that a key part of our service offering is consumer convenience and ease of use. Qiwi Wallet is available through a variety of interfaces, including mobile applications, its own website, touch-screens of our kiosks, merchant websites, and SMS/USSD (whereby a payment is made by sending an SMS message to a specified phone number). An increasing percentage of consumers are accessing Qiwi Wallet through our mobile applications rather than through our own website (which was historically the most popular Qiwi Wallet interface), or our kiosk network. Nevertheless, kiosks remain an important channel by which consumers load and reload their Qiwi Wallet accounts, which we believe highlights the synergies between our physical and virtual distribution networks and will continue to support the sustainability of our business.

We offer downloadable Qiwi Wallet applications for the most popular mobile and digital platforms and devices, including Apple iPhone and iPad, Android and Microsoft Windows Phone. We also support major mobile operating systems: iOS, Android and Windows phone. We believe that these efforts are a vital part of our overall strategy and serve to increase our consumer base.

How Our Virtual Wallet Works

Payments made through Qiwi Wallet can be categorized into push payments and pull payments. A push payment is a payment initiated by the consumer from a Qiwi Wallet interface. Typical push payments include money remittance transactions, utility payments or mobile top-ups. After entering Qiwi Wallet through one of its secure interfaces, a consumer is required to select the name of the merchant from a drop-down list or using the search function, and then to type in the payment amount. Consumers are not subject to a fee when making most payments through Qiwi Wallet. Additionally, consumers are able to link their bank cards to their Qiwi Wallet accounts to make online payments without divulging their bank card details on merchant websites, decreasing the perceived risk of fraud associated with online payments. Payouts to Qiwi Wallets made by the partners and merchants we serve are also mostly push payments. A pull payment is a payment initiated by the consumer from a merchant interface, typically a merchant website through which the consumer makes a purchase. Typical pull payment include for example payments to e-commerce merchants. During the check-out process at a merchant website, the consumer chooses Qiwi Wallet as a payment method and is re-directed to a Qiwi Wallet web page. Next, if the consumer is already registered with Qiwi Wallet, he or she is prompted to enter his or her mobile phone number to which his or her Qiwi Wallet account is linked and his or her Qiwi Wallet password. If the consumer is not yet registered with Qiwi Wallet, our system automatically generates a virtual wallet for him or her once the mobile phone number is entered. A registered Qiwi Wallet user is then required to select a source of funds to be used, including the prepaid balance of the Qiwi Wallet account, a bank card previously linked to the Qiwi Wallet account, or his or her mobile phone account. The consumer may also select a deferred payment option, whereby our system generates an electronic invoice from the merchant to the consumer, which is stored in the consumer’s virtual wallet and can be paid at a later stage. After a payment option is chosen, the consumer is required to confirm the transaction, following which funds are withdrawn from the source the consumer has selected and transmitted to the merchant. The only option available to consumers who did not have a Qiwi Wallet account previously is the deferred payment option. Once the consumer loads his or her newly registered virtual wallet or links a bank card to it, the invoice can be confirmed and paid, after which the transaction is completed.

Our Reload Channels

Qiwi Wallet accounts can be reloaded through virtually any payment method available on the market, including making cash deposits at any of our kiosks or terminals or third party kiosks and terminals, via bank cards and accounts, mobile phone balances, online banking and retail or through peer-to-peer wallet transfers. Qiwi Wallet benefits in particular from access to our own network of kiosks and terminals, which is the largest cash reload network in Russia. In certain cases Qiwi Wallet accounts can be uploaded by our merchants or partners, for example when the betting merchants are paying out gains to our users, taxi companies are making payouts to taxi drivers or when micro-financial organizations are issuing loans to the wallet accounts. This reload channel is becoming consistently more important for us as we develop different infrastructural solutions based on our services, creating an ecosystem that is able to satisfy a wider range of payment and financial service needs of our customers. We believe that by offering the convenience of reloading through a variety of sources, we increase the likelihood of consumers using Qiwi Wallet as well as the other services that we offer.

Qiwi branded kiosks and terminals historically have been the primary means by which consumers reload their Qiwi Wallet accounts. In 2015 the percentage of reloads made through bank cards, mobile phone balances and directly from bank accounts was less than 15% of total reloads, increasing to more than 25% in 2016. In 2017 and 2018 we have seen a further increase in the proportion of non-cash reload channels as well as the growing share of top ups through different payout mechanisms. As of the end of 2018, the share of such top up surpassed 50% of the total reloads following the decline in the number of our kiosks and third party kiosks on the market (see “Item 3.D Risk Factors—Risks Relating to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”) and diversification of our payment infrastructure and product offering and an overall market trend towards the digitalization of payments.

Our International Virtual Wallets

As of December 31, 2018, the vast majority of active Qiwi Wallet accounts were based in Russia. We also have a limited number of electronic wallets in Kazakhstan.

QIWI Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk in our markets of fraud associated with traditional credit and debit cards. Our QIWI Visa Plastic Card is a physical card that can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. Qiwi Visa Plastic Cards are linked to the balance of a consumer’s Qiwi Wallet and can serve as another extension of QIWI Wallet in to the physical environment, such cards can be ordered through a Qiwi Wallet. We believe that the Visa Qiwi Plastic Card notably complements our online capabilities and offers customers a significantly wider range of use cases such as a full scope light banking services including cash and electronic reloads, intuitive online interfaces, all types of payments and remittances and cash withdrawals from participating ATMs.

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

In 2015, we also launched a Visa payWave contactless payment capability in Qiwi Wallet based on host card emulation technology. This feature, available for users of Android smartphones (4.4 or higher), broadens the scope of use of the wallet and allows customers to do a contactless payment in any equipped offline location with the balance of his or her Qiwi Wallet, without issuing a plastic card.

We have also launched Android Pay capabilities and are currently developing capabilities for ApplePay and GooglePay. We believe that offering our customers the latest technological solutions is pivotal for the development and continues growth of our business.

Physical distribution

Overview

Our physical distribution comprises approximately 110,000 kiosks and approximately 34,000 terminals (including various interfaces at physical points of service) that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the customized interfaces that display our broad range of payment services and provides the connectivity to our processing platform. These capabilities help connect consumers and merchants and enable them to conduct commercial transactions, such as bill payments and purchases, or upload our virtual distribution services or SOVEST cards at thousands of convenient locations.

In 2016, 2017 and 2018 we had approximately 113, 109 and 110 thousand kiosks and 49, 43 and 34 thousand terminals in our network as of year-end, respectively.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 5,700 agents who are responsible for placing, operating and servicing the kiosks in high-traffic and convenient retail locations. In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a QIWI terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system.

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

In addition to kiosks, our network includes approximately 34,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy and Euroset. We provide these businesses with access to our network through our proprietary software and process the payments made by their customers.

Our kiosks and terminals are typically owned by our agents, except in limited circumstances when we enter new markets or develop new solutions where we may own a number of kiosks or terminals. We believe this ownership structure has allowed us to build a large network in a relatively short period of time. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. Historically, we have signed rental agreements with large retail networks including Magnit, X5 Retail Group and Dixy to further sublease those locations to our agents. We believe it is important to provide our agents with comprehensive support in order to ensure quality of service and a unique competitive environment.

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

Our Agents

Our agent base includes more than 5,700 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Most of our agents are small to mid-sized businesses, which we believe provides them with insight into local market dynamics. For many of our agents, the business of kiosk and terminal ownership is a full-time occupation, while some view it as an ancillary service that increases consumer traffic in their outlets or provides additional convenience to consumers. We do not consider ourselves to be materially dependent on any of our agents.

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

Our International Kiosks and Terminals

Almost our entire physical distribution network is currently located in Russia and Kazakhstan. There is also a limited number of kiosks in Moldova, Romania and Belarus.

Merchants

As of December 31, 2018, we had approximately 12,400 merchants active on a monthly basis in our system. Our merchants are vendors, including online retailers and service providers, betting companies, banks, money remittance companies, mobile network operators and utilities. Consumers can access our larger merchants through hyperlink icons placed directly on kiosk screens. Other merchants can be easily accessed through Qiwi Wallet and, since any of our kiosks can be used as an interface to register a Qiwi Wallet account or to access an existing one, the merchant offering is effectively the same for all our payment services interfaces. In addition, Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant that accept Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop shopping” experience for our consumers.

Our merchants fall into five broad verticals, according to the nature of the products and services they provide to the consumers: E-commerce, Money Remittance, Financial Services, Telecom and Other. The following table shows the payment volume, payment adjusted net revenue and the payment average net revenue yield for each of these payment verticals.

	For the year ended 31 December,
	2016	2017	2018	2018
	RUB	RUB	RUB	USD
Payment Services segment key operating metrics
Payment volume (in billions)	847.0	911.1	1,138.1	16.4
E-commerce	143.8	167.9	263.4	3.8
Financial services	263.3	238.7	250.6	3.6
Money remittances	184.1	277.2	405.9	5.8
Telecom	198.6	170.7	172.1	2.5
Other	57.2	56.6	46.1	0.7
Payment adjusted net revenue (in millions)	8,510	10,509	14,370	207
E-commerce	3,992	5,347	8,243	119
Financial services	1,378	1,227	1,126	16
Money remittances	1,963	2,902	3,961	57
Telecom	881	757	775	11
Other	295	276	265	4
Payment average adjusted net revenue yield (in %)	1.00%	1.15%	1.26%	1.26%
E-commerce	2.78%	3.18%	3.13%	3.13%
Financial services	0.52%	0.51%	0.45%	0.45%
Money remittances	1.07%	1.05%	0.98%	0.98%
Telecom	0.44%	0.44%	0.45%	0.45%
Other	0.52%	0.49%	0.57%	0.57%

E-commerce. E-commerce is one of our major merchant categories and mostly comprises of merchants that sell their products and services online, including betting (mostly sports betting) merchants (see – Item 3.D Risk Factors,—“We derive a substantial portion of our revenues from merchants in the betting industry”), online game developers such as Wargaming and Mail.ru, large international e-commerce merchants such as AliExpress, JD.com and eBay, local e-commerce merchants and social networks such as Vkontakte and Odnoklassniki. We also accept payments on behalf of tickets and travel companies, software producers, coupon websites, and numerous other merchants. The share of betting merchants has increased significantly with the launch of TSUPIS in the end of 2016. TSUPIS allows us to service betting companies in Russian, processing electronic bets and winnings on their behalf. Our payment solutions provide e-commerce merchants with an opportunity to accept payments in a fast and reliable manner, increasing their consumer base and attractiveness of their services. Our Qiwi Wallet provides the customers of such businesses with a convenient, fast and secure payment option to make online purchases and top up their personal accounts, while our kiosk and terminal network offers an attractive offline interface to the online services of our e-commerce merchants.

Financial Services. Financial Services includes primarily banks, micro-finance organizations and insurance companies. As of December 31, 2018, we accepted payments on behalf of over 220 banks, including most major Russian retail banks such as Sberbank, VTB, Alfa-Bank, Tinkoff Credit Systems, Russian Standard Bank, Home Credit Bank, Raiffeisen Bank and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach a larger market through our network by enabling their customers to make deposits, replenish their cards and repay loans.

Money Remittance. Our Money Remittance category includes major Russian and international money transfer merchants such as Western Union, Unistream and Post of Russia. In June 2015, we acquired the Contact money transfer system, one of the largest operators on the Russian money transfer market. From August 2010, we offer our consumers Visa Direct and MasterCard Money Send services, which allow a Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, in a mobile application, or a kiosk touch-screen, with the only information required being the number of the recipient card. Since 2015, we started offering our users similar services for China Union Pay bank cards. Such services constitute a significant proportion of our Money Remittances category and represent our focus use-cases. Starting from the end of 2016, we also include certain types of peer-to-peer transactions, for which we charge commission on our consumers, in our Money Remittance market vertical. Such peer-to-peer transactions mostly represent use-cases connected to payment, light banking and collection of proceeds (alike acquiring) services we provide to self-employed customers.

Telecom. Telecom merchants include various telecommunication service providers, such as MNOs, internet services providers, pay television channels and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented a large portion of our merchant base, though in terms of net revenues their relative importance have decreased significantly following the diversification of our business. For the years ended December 31, 2016, 2017 and 2018, the Big Three MNOs accounted for 15%, 12% and 8% of our payment volume, respectively. Their share in our transaction volume has fallen over the last three years due to the expansion of our merchant base and the increased use of our payment systems by the consumers for purposes other than mobile phone account reloading, as well as the decrease of our kiosk network that affected the Telecom category the most.

Other. Our Other category includes all other merchants to which we offer our payment processing services. These includes a broad range of merchants in utilities and other government payments as well as charity organizations.

While we already have considerable penetration in certain markets that we service, there are numerous additional markets and niches where we see opportunities to add new merchants, develop our relationships with existing merchants, increase product penetration and grow our business. Our primary focus areas in this respect are the self-employed market, which is rapidly developing, has significant potential towards digitalization and lacks convenient, easy to use technological solutions and market for servicing evolving sharing economy businesses, where customization, broad suite of compatible services, convenience and speed are key. Moreover, we see increasing potential in developing and growing our secure peer-to-peer payment and our open API infrastructures, which we believe offer customers and partners convenient, intuitive and reliable tool to transfer and collect money as well as serve as a valuable consumer acquisition channel for us.

Retail Financial Services (SOVEST and Rocketbank)

Our Consumer Financial Services (CFS) segment currently includes our payment by installment card SOVEST that we launched at the end of 2016. Our Rocketbank (RB) segment includes Rocketbank, a digital banking service offering debit cards and deposits to retail customers that we have acquired form Otkritie Bank. Both SOVEST and Rocketbank are offering digital financial products and services to retail consumers. We are aiming to further develop our suite of services and offer our existing and potential consumers a broader range of new generation digital financial services. We believe that developing a diversified product portfolio of retail financial services can create significant synergies with our payment business, extending the life cycle of our clients and creating complimentary use cases.

Payment-by-installment card SOVEST

In late 2016, we launched a payment-by-installments card program under the SOVEST brand. SOVEST is the first large-scale payment-by installments card system in Russia developed to help consumers to get easy and transparent access to funds to purchase a wide range of goods and services. SOVEST is a technological IT-driven service that can be accessed by customers through a web site or a mobile application with convenient and intuitive interfaces. Consumers can order and use SOVEST cards to make payments with our partner merchants both offline and online within the card’s limit and then top up the balance of the card to repay the funds they used in equal installments or at once. If the balance is topped up in a timely manner and there are no delays of repayments during the installment period, no interest or fee is charged on the consumer. By default SOVEST cards can only be used with merchants that have enrolled in the program, however users have an opportunity to purchase certain additional features to extend the usability of their cards including, for example, extended installment period, opportunity to purchase goods and services from merchants outside of the partner network and limited cash withdrawals.

We target a wide and diversified client base across Russia including banked customers with established credit history as well as those who have never used credit services before. While we receive a significant number of applications, our advanced technological platform and proprietary scoring models allow us to efficiently screen such applications and we believe we will be able to maintain certain projected levels of credit risk. A significant part of our scoring procedures is done automatically within second after the customer submits his or her application. We aim to make the onboarding process as easy and convenient as possible while maintaining a high level of risk assessment practices. We offer our customers a credit limit as small as RUB 5,000 and up to RUB 300,000 depending on his or her scoring and increase, decrease or freeze the outstanding limits based on the patterns that the user exhibits. At the moment, we are developing and testing SOVEST multi-bank model where we will be onboarding clients to and issuing SOVEST cards for several partner-banks that will originate corresponding loans, while we will focus on client acquisition, IT infrastructure, merchant relations and marketing. As of the date of this annual report SOVEST cards are issued primarily by Qiwi Bank, thus Qiwi Bank serves as a main lender and bears the majority of the credit risk on outstanding loans as well as by AkBars bank as part of the SOVEST multi-bank model.

We distribute SOVEST cards throughout Russia through all major channels typically used for distribution of digital financial services including the internet, telesales, direct sales agents (DSA) and financial brokers including companies specializing on the distribution of third party financial services and large retailers. We are constantly reviewing and improving our distribution strategies to enlarge our distribution network and optimize our client acquisition costs. We are currently receiving over 400,000 SOVEST card applications per months and as of the date of this annual report have issued over 800,000 SOVEST cards.

We generate our revenues through three main sources: in the form of commissions payable to us by merchants that accept SOVEST cards in return for enabling consumers to receive better access to their products, additional sales volumes and higher average checks; in the form of a fixed fees payable to us by customers for purchasing additional value added options such as, for example, extended installment period; and in the form of an acquiring commission (interchange fee). As of the date of this annual report, we have more than 50,000 offline and online partner-merchant locations in the major consumer categories including consumer electronics, tickets, travelling and entertainment, fashion, jewelry and apparel, furniture, food retail and restaurants. We believe that having a broad network of partner-merchant in all major consumer categories significantly improves the usability of the pay-by-installment card products. The length of the installment that we grant for each purchase depends mostly on the type of merchant and the level of commission he pays us, and the installment period can be between 1 and 12 months. We also offer our clients from time to time certain benefits such as cash-backs or extended installment periods.

For the year ended December 31, 2018 Consumer Financial Services segment payment volume reached RUB 15.9 billion. The carrying amount of loans issued under SOVEST project was equal to RUB 5.3 billion and the outstanding credit limits including credit limits not yet activated amounted to RUB 30.1 billion as of December 31, 2018.

We believe that installment card products especially combined with the multi-bank value proposition can significantly change the current financial services market. We see significant potential in SOVEST due to its convenience and apparent attractiveness to customers. We aim to further develop SOVEST, optimize our IT, distribution and scoring capabilities, focus on developing new generation intuitive digital tools within the product and adding new features. We are also testing SOVEST multi-bank platform as we believe that it may allow us to concentrate on our key areas of expertise, optimize credit exposure and certain other parameters of the business model including, for example cost of funding and underpin a faster and more robust scaling of the project. As of the date of this annual report we have issued several thousand cards under the multi-bank pilot with AkBars Bank and will continue to assess the user behavior as well as financial and operating results of this pilot in order to evaluate the scalability and efficiency of such model.

Rocketbank

Rocketbank is one of the first Russian fully remote digital banking services focused on young and tech-savvy audience, digitized spenders and travelers sensitive to service level, product friendliness and end-to-end engagement. Rocketbank offers its clients the following suite of services through convenient mobile only channels: debit cards, payments and transfers, loyalty program, saving accounts etc. Rocketbank is primarily famous for its unique content-based marketing and client support capabilities as well as know-hows in attracting and servicing its target audience.

We have acquired 100% of Rocketbank business form Otkritie Bank in July 2018 and by the date of this annual report has fully finalized the process of transferring Rocketbank clients and processes to Qiwi Bank, where Rocketbank operates as a branch.

As of December 31, 2018 Rocketbank had over 280,000 active users (defined as doing at least two transactions per months or holding a balance of not less than RUB 5,000) and close to RUB 12 billion consumer balances on current accounts and deposits.

We are currently developing the strategy for Rocketbank assessing the market and testing certain hypothesis regarding consumer behavior. We believe that the product has unique capabilities and market potential and aim to provide the updated strategy for Rocketbank business by the end of this year.

Small and Medium Enterprises

We develop our small and medium enterprises segment through a multi-bank platform Tochka. JSC Tochka is our equity associate that we established together with Otkritie Bank and Tochka management team in June 2018 following a series of transactions and extensive negotiations; JSC Tochka started its operations on February 1, 2019. (see Item 3D Risk Factors – “ We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”). QIWI and Otkritie Bank split the economic interest proportionally with 45% each, while 10% will be attributed to Tochka management. JSC Tochka functions as a technological partner and service provider for banks – members of the multibank platform. Currently Tochka serves Otkritie Bank and Qiwi Bank. Before JCS Tochka was launched, QIWI Bank was servicing all respective clients in Otkritie Bank and Qiwi Bank. We do not bear any credit risk as a part of our participation in JCS Tochka.

Tochka offers its clients, who are primarily digital-ready small and medium entrepreneurs and sole traders, a broad range of services including round-the-clock cash and settlement services, account management, cross-border transactions and currency conversion, merchant acquiring and value added services such as payroll payment processing, simplified accounting and tax services and certain others. Tochka is a well-known for its level of services as well as for creating value for its customers and has been recognized as the best mobile and internet bank for entrepreneurs by Markswebb for 4 last consecutive years and has the NPS for full year 2018 of 61% according to TSN research.

Tochka has a highly efficient and robust business model with attractive unit economics, it generates most of its revenues from three different and equally important streams: service subscription fees, interest income and sales of value added services to its clients. We believe that Tochka is uniquely positioned on the market through its diversified digital product offering, multi-bank proposition, unique consumer service and recognized brand and has potential to significantly increase its market share in the targeted segments.

As of December 31, 2018, Tochka had approximately RUB 29 billion in customer balances and had over 270,000 clients.

Corporate and Other

The Corporate and Other category includes expenses associated with the corporate operations of QIWI Group as well as some of our research and development initiatives, projects and emerging businesses that we are currently testing (see Item 3D Risk Factors – “If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs.”)

Apart from corporate expenses as of December 31, 2018 this category includes primarily:

QIWI Blockchain Technologies, our subsidiary focused on the development of certain blockchain solutions for internal and external purposes;

QIWI Box, a self-pick-up parcel lockers project that allows agents to buy, install and connect compact self-pick-up delivery boxes to their kiosks and further use our network to offer customers additional logistics services;

QIWI Factoring, a service that offers factoring solutions primarily to small and medium enterprises;

Flocktory, SaaS platform for customer lifecycle management and personalization focused primarily on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, based on data collection and analysis and;

Other projects, including venture projects, which are individually insignificant.

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

In June 2015, we acquired Rapida LTD, a licensed non-banking credit organization and Contact Money Transfer System. In April 2017, Rapida LTD was merged into Qiwi Bank and it became the operator of the Contact Money Remittance System.

In November 2016, following the changes in legislation governing the betting business in Russia, Qiwi Bank, together with one of the self-regulated association of bookmakers, established an Interactive Bets Accounting Center (TSUPIS) and began acting as a platform for acceptance of interactive bets in favor of the members of the self-regulated organization of bookmakers (see “—Risk Factors – We are subject to extensive government regulation; We derive a substantial portion of our revenues from merchants in the betting industry”).

Further, at the end of 2016, Qiwi Bank started to serve as an issuing and lending bank for our pay-by-installment card project SOVEST. In 2017, Qiwi Bank started to serve as a settlement bank for Tochka multi-bank platform (for the description of Tochka activities see Item 4. B Small and Medium Enterprises) maintaining and servicing accounts of Tochka clients opened with Qiwi Bank. We have also started to develop certain projects relating to electronic bank guarantees services, these projects are currently individually insignificant.

By the end of 2018, the majority of operations and processes of Rocketbank (for the description of Rocketbank activities see Item 4. B Rocketbank), including maintenance of consumer accounts and issuance of Rocketbank debit cards were transitioned to Qiwi Bank following our acquisition of Rocketbank business form Otkritie Bank.

Qiwi Bank also maintains a small number of accounts for our employees, officers and directors, agents and certain related parties and issues bank guarantees to some of our merchants.

See also “—Regulation” for a brief description of the regulatory regime applicable to Qiwi Bank.

Our Technology Platform

Our services are based an advanced, microservice, proprietary high-performing technology platform. All of our key technology has been developed in-house. Qiwi Core Processing System is the main platform, which provides the functionality of both microprocessing and more classical card payments and transfers. Due utilization of our own unified application building system, QIWI Platform, most of the company’s products (such as Qiwi Wallet, SOVEST, Qiwi Kassa etc) use the common platform Qiwi Core Processing System. This processing system has a connection to VisaNet and MasterCard Direct as principal members of both payment systems, allowing us to perform independent acquiring and issue corresponding cards.

We obtained VisaNet Processor status in July 2014, as a part of our relationship with Visa, this effectively allows us to process Visa transactions on behalf of other Visa member banks. Our processing system also implements the functionality of accepting payments using push and pull methods, internal currency conversion, cross-border remittances and a full set of API solutions for both customers and merchants.

Our main products are Qiwi Wallet and several other applications that enables customers to pay online easily and quickly to thousands of merchants and services, using either mobile, web, kiosk or other interfaces. We also operate a network of kiosks, the principal software under which is our proprietary application called Maratl, which enables payment acceptance, billing and processing connectivity.

Hardware supporting our solutions and products is located in three leased data centers in different parts of Moscow, all of them are Payment Card Industry Data Security Standard (PCI DSS) certified. We use the Qiwi Private Cloud technology for the unification of our development process.

Technology platform

QIWI Private Cloud solution is a combination of hardware and core infrastructure platform for all company services that employs multiple geo distributed datacenter sites. Each of sites is a separate platform capable of maintaining the performance of all systems independently. To ensure stable communication between the sites, a multi-triangle dedicated communication system comprised of duplicated fiber-optic communication lines has been implemented. Such architecture conforms to the principle of double fault tolerance, which means that up to two communication channels can be damaged without affecting the stability of the whole system. All of our data centers are functioning in an active-active mode and are linked to Qiwi Private Cloud, each of them capable of handling twice the usual traffic. This allows us to employ a distributed storage network and maintain protection against attacks like Distributed Denial of Service attack (DDOS).

QIWI also has a telecom operator license in Russia (#135744) for data transmission and has a flexibility to partner directly with the leading telecom operators to obtain more favorable tariffs, manage connections and traffic routing. We have inbound and outbound connection points at each of our Data Center. Our office has the same connections as any other data center and together they form a multi core network so we are able to route incoming and outgoing traffic inside between four points. This secures significant flexibility and durability of our system.

Architecture

QIWI is using cutting edge microservices architecture based on the containers, proprietary management system and software defined network and infrastructure. It includes more than 300 microservices out of which more than 100 have their own databases. This ecosystem has a potential to handle more than 20 independent teams continuously making changes to their respective products.

Using this kind of architecture allows us to achieve short time-to-market in IT development. We are able to handle over 50 releases every day, and this is almost an unattainable number for many banks at the moment.

In addition to server-side technologies, we also deploy payment client-side technologies, including kiosk software such as Maratl—a cutting edge software that employs, among others, such technological features as code-obfuscation and strong 3-layer proprietary cryptographic network protocols. This security features enable kiosks and terminals to connect with any open communication network as the data flow is strongly protected. The kiosks are not connected to each other, thus reducing any network risks. Kiosk infrastructure including hardware, software and the network as a whole are certified with Payment Application Data Security Standard (PA DSS).

Information security

We have a robust transaction intelligence system designed to trace and prevent suspicious transactions inside our payment network. In the vast majority of cases, fraud through Qiwi Wallet is attributable to scams rather than to a security system failure. We also employ a certified 3- D secure system similar to those adopted by other major payment networks and banks. We have established a sophisticated system of security monitoring utilizing the Security Information and Event Management system (SIEM) and Security Operations Center (SOC), each of which are operating and supported continuously. Our critical internal resources are protected with an advanced intrusion prevention system (IPS); all applications are protected with a web application firewall (WAF) set up in a blocking mode, ensuring that all unauthorized or ambiguous activities are prohibited. Moreover, we have an in-house forensic lab that assesses any potentially harmful events.

Our relationships with major payment systems, such as Visa and MasterCard, impose stringent security requirements on us to protect the data of our consumers. Under the terms of such agreements, we are under an obligation to be compliant with appropriate security standards and to undergo periodic assessments to certify such compliance.

Development approach

Our development approach is based on the following values: productivity, predictability, quality and responsiveness. We organize ourselves as a cluster of independent cross-functional teams capable of full lifecycle value delivery. Self-organization principles that we apply provide us with the ability of quickly relocate development forces in accordance with the business needs. Technical excellence and engineering practices we use result in high quality built in our products.

Data analysis, AI/ML

In 2018, QIWI completed the development of the Big Data cluster based on Hadoop that meets the requirements of PCI DSS. The company has launched a new business department, QIWI Data, which goal is to build a unified corporate platform for working with data and analytics, machine learning technologies and data monetization. We plan to use such technologies in projects related to predictive analytics, cross-sales and marketing communications. A platform for machine learning was also deployed using the latest approaches, including Natural language processing and graphics processing unit (GPU) computing

Sales and Marketing

We run separate marketing and advertising strategies for our key projects including QIWI Wallet and related services, SOVEST and Rocketbank. We have a dedicated team of sales and marketing personnel for each of our key projects who seek to expand our network of merchants and agents, attract and maintain consumers, build our brands and promote our products. Our marketing programs includes advertising campaigns as well as other promotional activities, such as joint loyalty programs with our merchants and partners.

Brand Awareness

We currently operate a number of widely known brands including primarily QIWI, SOVEST and Rocketbank.

We believe that the QIWI brand is a household name in Russia. According to Ipsos Comcom, “QIWI” is the most recognized Russian electronic payments brand with prompted brand awareness of 83% among people paying online in Russia.

In addition, we believe that in our sector, maintaining a social media presence is important to sustain brand awareness. As a result, we have a dedicated team of people who regularly interact with customers and wider audience through our Facebook, Vkontakte, Odnoklassniki, Instagram, YouTube and Twitter accounts. We also use social networks to seek feedback from our consumers in order to improve our business. As part of maintaining our brand image, we have employees available to respond to agent and merchant concerns and to handle consumer issues as well as a dedicated consumer support center.

As part of our branding strategy and in order to attract younger generations, we run a QIWI Finteen program – an educational program for school children aimed at promoting financial literacy. We also actively advertise to gamers and cybersports fans by running a QIWI Team Play cybersport platform. We believe that such activities while benefitting and educating participants, help us promote our brand among younger users and attract new customers. Further, one of the key focuses of our brand development for 2019 is building a strong brand positioning in B2B and self-employed segments to support our B2B2C and self-employed strategy. We position ourselves as provider of sophisticated innovative payment and financial solutions and services in fintech space for both B2C and B2B customers. We believe that such positioning will encourage our existing and prospective partners and customers to use our services as a preferred payment and financial solutions to satisfy a broad range of their financial needs and will support the development and launch of highly customizable projects together with diversified range of businesses.

We launched our new installment card project SOVEST in November 2016. At that time, we focused mainly on building a new market category, rather than only on creating a brand or a product as no installment card products existed on the Russian market before. In 2017 we concentrated on educating the customers, explaining how the product worked and what were its main advantages. It took us over a year and four TV campaigns to reach a maximum 66% prompted (24% unprompted) brand recognition level in Moscow (according to Brand Tracking (Tiburon Research)).

In 2018 we continued building brand recognition campaign and increased our unprompted annual average brand recognition level to 24% (67% unprompted) with a maximum of 32% (80% prompted) during TV campaign in March. In December 2018 we tested an OLV (online video) campaign for both existing and prospective customers, which resulted in a 15.6% brand awareness increase (best in class) and 131% brand interest increase. Our first TV campaign of 2019 resulted in 29% unprompted brand awareness. We will continue to rely on a mix of both TV and online campaigns during this year with the aim to further increase our annual average unprompted brand awareness.

Rocketbank, which we acquired in 2018, has historically been and continues to be a brand focused on generation “Z” and “Y” customers (generation “Y” or millennials include people born between 1980 and 1994, generation “Z” includes people born between 1995 and 2012), who are young and tech savvy. Rocketbank has developed and currently employs a proprietary content-based approach to marketing that is focused on creating an entertaining content that will stimulate existing and prospective users to increase their engagement with Rocketbank products such as through gamified promo-campaigns.

Tochka, which we develop through our associate JSC Tochka together with Otkritie Bank, is an established and highly acclaimed brand, well known for the quality of the services it provides to the small and medium entrepreneurs.

In 2019, we continue to optimize and develop our brand strategy, collecting and analyzing available data as well as adopting a more targeted approach, focusing mostly on the technically advanced B2B partners in key niches and well as population in big cities including self-employed customers.

Advertising and Promotional Activities

Because we maintain a widespread and visible kiosk network, third-party advertising has not historically been as important to maintain brand awareness. We maintain a relatively low advertising profile for our key payment services, mostly employing Internet advertising to promote Qiwi Wallet.

In addition, we engage in promotional campaigns together with our merchants, in which merchants offer discounts to their customers who make payments through our network.

This year in regards of our SOVEST project, we concentrated both on promoting the core product and selling the added options. We also improved direct communications with existing customers explaining what the key changes to the product were and why those changes were advantageous for them. In 2019, we pursue two key strategies – for those who do not have SOVEST card (“Get the card”) or prospective customers and for our current customers (“You have the card, use it”). On top of this, we aim to launch a new, unique SOVEST loyalty program, which would be similar to an online game where a customer is rewarded for actions he takes: cash-back programs, free or discounted paid value added options and special offers from our main partners. This new loyalty program will serve as a hub that will link all activities and promotions for SOVEST.

Competition

The most significant competitive factors in our business are speed, convenience, network size, accessibility, loyalty programs, reliability and price. Our competitors include retail banks, non-traditional payment services providers (such as retailers, social networks and MNOs), traditional kiosk and terminal operators and, electronic payment system operators and other companies that provide various forms of financial and payment services, including electronic payments and payment processing services. Competitors in our industry seek to differentiate themselves by features and functionalities such as speed, convenience, network size, accessibility, safety, reliability and price, among others. A significant number of our competitors have greater financial, technological and marketing resources than we have, operate robust networks and are highly regarded by consumers.

Our key competitors in Russia are retail banks, particularly those with a focus on well-developed electronic payment solutions, including Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking solutions and large retail networks, and Tinkoff Bank, which positions itself as a specialized bank specifically focused on innovative online retail financial services. Sberbank, for example, has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. Sberbank is the market leader of the Russian payments market, and has access to significant financial resources and has an extensive nationwide network of branches. It is also the largest processor of utility bill payments, which constitute a significant portion of overall consumer spending in our industry. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through Yandex.Money, one of the major electronic payment service providers in Russia that it operates in a joint venture with Yandex, a leading Russian diversified technology company. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Additionally, Sberbank is pursuing a strategy to transform itself into an e-commerce ecosystem based on open source software. In furtherance of this strategy, in April 2018 Sberbank announced together with Yandex that they have completed the formation of a joint venture based on the Yandex.Market platform where they intend to combine the technological capabilities of Yandex and the infrastructure and technologies of Sberbank to develop a leading B2C (business-to-consumer) e-commerce ecosystem. While the e-commerce platform created by this joint venture is still being rolled out, this deal could result in a substantial shift in the competitive landscape of the Russian physical e-commerce market to the detriment of our position, market share and growth potential in this category of payments. The recently announced joint venture between Mail.ru Group, Alibaba Group, Megafon and RDIF to create a largest social commerce platform in Russia and the Commonwealth of Independent States (“CIS”) based on AliExpress Russia and Pandao platforms, could have a similar effect. Our other major competitors in the banking industry include Alfa-Bank, a major retail bank that combines a strong competitive position in the traditional retail banking sector with a focus on developing innovative financial and payments solutions, and Tinkoff Bank, which is a provider of online retail financial services operating in Russia through a high-tech branchless platform. Numerous other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions.

The competition in the digital money transfer services space is also further intensifying as key market players including retail banks develop and digitalize their products. Recently the Central Bank of Russia in cooperation with other banks established an instant payment system which is designed to enable instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. All banks doing business in Russia can and will likely be obliged to connect to this system (which Qiwi Bank has already done) for doing peer-to-peer money transfers.

The competition in the digital money transfer services space is also further intensifying as key market players including retail banks develop and digitalize their products. Moreover, recently Central bank of Russia in cooperation with other banks established instant payment system. All banks doing business in Russia can and will likely be obliged to connect to this system (which Qiwi Bank has already done) for doing peer-to-peer money transfers and the system will enable instantaneous money transfers between banks respective clients’ accounts with the only piece of identification needed for a transfer being the person’s cell phone number.

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is at least as dispersed as our physical distribution network (i.e. our kiosks and terminals). It also co-owns, in a joint-venture with the Russian state-controlled VTB Bank, the full-service commercial bank Pochta Bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. We also face competition from other non-traditional payment service providers that have substantial financial resources, such as brick-and-mortar and online retailers (such as Alibaba and its financial services subsidiary Ant Financial which operates the AliPay payment system), and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have various payment solutions of their own. In addition, non-traditional payment service providers also include social networks such as Mail.ru Group’s VK, which is developing its own payment solution VKPay and smartphone manufacturers such as Samsung and Apple. New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google.

Globally and in Russia, there is a steady influx of new fintech businesses looking to challenge and disrupt the payments and financial services industry. These include so-called “challenger banks” such as Starling, Monzo, N26, Revolut, Atom and Tandem, who develop various digital banking and financial services and compete with various aspects of our services offering (none of the aforementioned companies has penetrated the Russian market as of the date hereof, although we have entered into agreements with Revolut contemplating the development of its business in Russia through the QIWI open API ecosystem). Since the financial services industry is susceptible to disruption, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily Yandex.Money, WebMoney and PayPal) and kiosk and terminal operators, including Cyberplat, Compay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services. These new projects include our payment-by-installments SOVEST card project that we launched in 2016, Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses (SMEs), and Rocketbank, a digital banking service offering debit cards and deposits to retail customers. In connection with each of these projects, we face intense competition from commercial and retail banks. In particular, SOVEST competes with commercial banks that operate unsecured retail consumer lending programs, such as Sovkombank, HomeCredit, Tinkoff and Alfa Bank, all of which have equivalent or similar products including pay-by-installment projects, which are a direct competition, credit card programs or POS loan solutions. Tochka and Rocketbank are online and mobile banking services that digitalize traditional banking services (general banking (and add-on) services for SMEs in case of Tochka and debit cards and deposits in case of Rocketbank) and compete primarily on the basis of enhanced user experience, price and add-on features, and are therefore exposed to competition from any banking institutions, particularly those that are focused on developing convenient online and mobile solutions such as Sberbank, Alfa Bank and Tinkoff. Such banking institutions often have more established businesses in consumer lending and other banking services similar to those offered by Tochka and Rocketbank, respectively.

We have also recently placed some focus on the so-called sharing economy/ B2B2C segment, whereby we provide different complex payment and payout solutions to diverse businesses, such as payments to taxi drivers by taxi companies or payments to property holders by companies like Airbnb as well as on the self-employed market, where we provide different payment and acquiring-like solutions to self-employed individuals. These products are similar in nature to a salary program and certain other products at a traditional retail bank, thereby exposing us to competition from all banks that offer such services, particularly if they are similarly focused on convenience of on-boarding and use as well as customizable and user-friendly interfaces.

Intellectual Property

Our intellectual property rights are important to our business. We rely primarily on a combination of contract provisions, copyrights, trademarks, patents and trade secrets to protect our proprietary technology and other intellectual property.

Our in-house know-how is an important element of our intellectual property. Our key software has been either developed in-house by our employees or acquired from the third parties. Accordingly, we seek to enter into confidentiality agreements and incorporate copyright assignment clause into employment contracts with our employees and to enter into confidentiality and copyright assignment agreements with the third parties, inter alia with the external developers, and we rigorously control access to our proprietary technology. We also hold copyrights for software applications, such as “Qiwi Wallet Processing System”, “Qiwi Distribution Processing System”, “Maratl” and “Qiwi Kassir”, “Sovest Processing System” and “Sovest Mobile application”, “Contact Processing System”, “Rapida Processing System”, “Universal Payment Gateway Server” and a complex of Rocket Software. We have obtained copyright registrations for some of our software in Russia, Brazil and in the United States.

QIWI and Contact money transfer system’s logotypes are registered trademarks in Russia and several other countries, including CIS countries. Rapida, SOVEST and Rocketbank logotypes are also registered trademarks in Russia. However, a number of applications for registration of our brand and logotypes are still pending.

Employees

The following table sets out the average number of employees for the years ended December 31, 2016, 2017 and 2018 by function.

	For the year ended 31 December,
	2016	2017	2018
Qiwi Group
Front Office	382	855	2,177
Back Office	569	751	1,267
IT Personnel	384	396	750
Total	1,335	2,002	4,194

Historically we used payroll available number of employees methodology to calculate and report our headcount. We believe that such methodology was best suited for our payment services business. However, our new segments and projects that differ significantly from our payment services business in some important HR aspects, including the fact that headcount has grown rapidly during the last couple of years and as of the end of 2018 represent a material part of our business. Thus, starting from 2018 management took the decision to switch to the average number of employees methodology. Such change will allow us to better reflect the headcount of our new projects, match the Russian market standards and will be closer to the FTE (full time employee) methodology used by international peer group companies. For comparability purposes the data above is presented using the new methodology and may differ from the data presented in the previous annual reports.

Our management structure is currently a mix among business functions and business units. Function managers are focused on centralized functions such as finance, strategy, legal, compliance and certain other functions, while business unit managers oversee the operations of the respective business units for which they are responsible. As of December 31 2018, we had four distinct key business units in accordance with the structure of our reporting segments: Payment Services, Consumer Financial Services, Small and Medium Enterprises and Rocketbank. The vast majority of our employees are located in Russia including Moscow and Ekaterinburg, where Tochka headquarters are located.

Significant headcount growth in 2017 and 2018 was driven by three main factors: (i) continued hiring of personnel engaged in the SOVEST project, including front (mostly direct sales agents) and back office personnel with the total number of employees increasing from 28 in 2016 to 443 in 2017 and 1,035 in 2018; (ii) launch and development of the Tochka project whereas a number of employees joined QIWI to work on establishing a multi-bank platform and running Tochka business with the total number of employees increasing from nil in 2016 to 396 in 2017 and 1,438 in 2018; and (iii) acquisition of Rocketbank with the following transfer of over 400 of its employees to Qiwi Bank during the year ended December 31, 2018.

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

Virtual wallet operations are legally considered cashless transfers with the use of bank cards. For regulatory purposes, when a Qiwi Wallet account is reloaded, the accountholder is issued one or several virtual prepaid cards, depending on the amount of the reload. While the accountholder agrees to the issuance of the cards through accepting a public offer, he or she is not explicitly provided with details of each card. From a consumer’s perspective, the amount of the reload is simply transferred to an account of a digital wallet, whereas legally it becomes stored value of a virtual prepaid card. Prepaid cards are regulated as “electronic means of payment” under the Federal Law of the Russian Federation No. 161-FZ “On the National Payment System”, dated June 27, 2011, as amended, or the “Payment System Law”.

The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the “Anti-Money Laundering Law”. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 600,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment (or RUB 60,000 if the holder underwent a simplified identification procedure). The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000 (or RUB 200,000 if the holder underwent a simplified identification procedure). There are no limitations on the total monthly turnover for fully identified consumers (see—“The Anti-Money Laundering Law”).

The CBR is the agency commissioned with supervision of compliance with the provisions of the Payment System Law. As such, it is entitled to suspend the activities of market participants regulated by the Payment System Law in the event of violations and impose administrative liability on the offenders.

As part of operating our agent model, Qiwi Bank has contracts with the bank payment agents, whose principal function is to accept cash for the purpose of Qiwi Wallet uploads through kiosks, terminals and other physical points of service. In accordance with the Payment System Law, Qiwi Bank is responsible for the supervision of compliance of such bank payment agents and sub-agents with the provisions of the corresponding Russian legislation, in particular their compliance with the regulation of payment services, anti-money laundering, data protection, and use of cash registers legislation. Starting from January 2019 the credit institutions shall also file with the CBR various statistical data and information about the bank payment agents on a quarterly basis. The submitted information should be publicly available.

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

As of December 31, 2018, prudential ratios of Qiwi Bank were in excess of the minimum thresholds imposed by the CBR.

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

Factoring Regulation

In June 2018, Qiwi Processing started providing factoring services in Russia. The regulatory framework with respect to factoring is mainly set by the Civil Code of the Russian Federation.

Pursuant to the civil code of the Russian Federation factoring is a series of related financial transactions under which one party (a client) undertakes to assign monetary claims against a third party (a debtor) to another party (a financial agent/factor) and pay for the services of the latter, and the financial agent undertakes to perform at least two of the following functions in relation to the assigned claims: (i) to finance the client (including loans or advance payment) on account of receivables assigned to the factor; (ii) to maintain accounts relating to the client’s receivables; (iii) to exercise rights relating to the receivables (in particular, collect payments from the debtors, settle the obligations etc.); (iv) to exercise rights under agreements securing performance of obligations by the debtors. QIWI Processing as a financial agent/factor performs all the aforementioned functions as may be required from time to time.

QIWI Processing as a financial agent/factor is deemed to be a financial service provider. Thus, it is subject to the Anti-Money Laundering Law (see—“The Anti-Money Laundering Law”).

Bank Guarantee Transactions Regulation

In 2018 Qiwi Bank started actively issuing guarantees for SMEs in accordance with the Federal Law of Russian Federation No. 223-FZ “On Purchasing Goods, Work, and Services by Certain Types of Legal Entities”, dated July 18, 2011, as amended, and the Federal Law of Russian Federation No. 44-FZ “On the Contract System for State and Municipal Procurement of Goods, Work, and Services”, dated April 5, 2013, as amended.

Pursuant to the Civil Code of the Russian Federation a bank guarantee is an irrevocable commitment by a bank to pay a specified sum in the event that the party requesting the guarantee fails to perform the liability secured by the document. A guarantee is a commitment independent of the liability under the principal debt or the agreement between the creditor and the primary debtor. By issuing a guarantee, a bank commits to pay upon first demand, provided all the conditions stipulated in this guarantee are met. For issuing a guarantee the bank charges a commission from the party requesting it.

Qiwi Bank is included in the list of banks that meet established requirements for an acceptance of bank guarantees for tax purposes, maintained by the Ministry of Finance of the Russian Federation.

The Anti-Money Laundering Law

In Russia, the companies performing transactions with funds and other assets (so called financial services providers) shall comply with national anti-money laundering and counter-terrorist financing legislation, as well as requirements of the Foreign Account Tax Compliance Act (FATCA) and the Common Reporting Standard (CRS). Usually, financial services providers in Russia also follow the best international practices in this sphere, such as recommendations of the Financial Action Task Force, or the FATF. The Federal Financial Monitoring Service, or Rosfinmonitoring, is the agency commissioned with supervision of compliance with the provisions of the Anti-Money Laundering Law.

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

6) to detect and to freeze (block) funds or other assets of natural or legal persons that are known to participate in extremist or terrorist activities or to spread weapons of mass destruction and report to the Rosfinmonitoring on such taken actions, and not less than once every three months to inspect whether there are clients whose funds or other assets were or shall be frozen/blocked and provide the Rosfinmonitoring with the results of such inspections;

7) to suspend or to restrict the performance of certain operations on the ground set forth by the anti-money laundering and counter-terrorism financing legislation;

8) to provide the Rosfinmonitoring on its request with information on clients, their operations and beneficial owners;

9) to identify such clients, their representatives and/or beneficial owners, to take reasonable measures for detecting and identifying beneficial owners, to update the information on such clients on a regular basis, and to determine a procedure for cooperating with the persons assigned to perform identification.

Financial services providers are generally required to identify their clients, whether legal entities and individuals. However, certain transactions of physical persons are exempt from the identification requirements under the Anti-Money Laundering Law, unless officers of a financial service provider suspect that such operation is carried out to legalize funds received from illegal activities, to finance terrorism or to spread weapons of mass destruction. Money transfers by individuals not exceeding RUB 15,000 are generally exempt from the identification requirement, but peer-to-peer transfer and transfers to foreign entities and certain kinds of non-profits require at least a simplified identification of the customer regardless of the amount. The key difference between the simplified procedure and the procedure that must be followed in all other circumstances is that simplified identification can be performed remotely. However, the simplified identification process is still not well defined and the public databases that such remote identification is supposed to be based on are still not entirely operational, which could cause us to be in violation of the identification requirements. The identification requirements of the Anti-Money Laundering Law pertain to all clients and their transactions subject to certain exclusions and limitations.

Since mid-2018, in order to block potentially fraudulent transactions, credit institutions have to use anti-fraud criteria, elaborated both by CBR and in-house. Credit institutions are also prescribed to follow certain protocol for combatting the unauthorised transactions and to report all such cases to the CBR which maintains a national fraud database.

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

In May 2018, the General Data Protection Regulation (EU), a set of data protection rules for all companies operating in the European Union, wherever they are based, came into force. It has fundamentally changed the way businesses handle personal data, strengthening the protection of personal data and the rights of the individual.

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

Overview

We are a leading provider of next generation payment and financial services in Russia and the CIS. We have an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to certain financial services that we offer to our customers, merchants and partners. We operate in and target markets and segments that lack convenient digital solutions for customers and partners to pay or accept payments for goods and services, transfer money or use other financial tools in online, mobile and physical environments or that are largely cash-based.

We distribute our payment services online through our virtual Qiwi Wallet and other Qiwi Wallet infrastructure-based solutions, which enable consumers to make payments, transfer and receive funds through their computers or mobile devices, while funding their accounts through a variety of sources. We have also built a physical network of over 143,000 kiosks and terminals using a proprietary agent model. We further develop a number of digital financial services targeting retail customers, like SOVEST installment card or Rocketbank or sole traders and small businesses, like Tochka multi-banking platform.

Our primary source of revenue is fees we receive from processing payments made by consumers to merchants or other customers or by merchants or partners to users, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions processed, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf or for processing payouts as “merchant fees” and to payment processing fees that are paid by our consumers directly to us or transmitted to us by our agents as “consumer fees”. If the transactions are made in cash through our kiosks and terminals, we typically pass on a portion of the merchant fees to our agents.

We also generate merchant fees based on a percentage of the size of the transactions that we process through operations of our SOVEST project, where we provide our consumers with the opportunity to buy goods and services from partner merchants on credit and repay their debt in equal installment payments. We generate consumer fees when customers pay us for buying value added options to increase the functionality of their SOVEST cards such as prolonged installment period. Further, throughout 2018 we generated revenue from servicing Tochka clients with accounts in Otkritie Bank under the information and technology services agreement between Qiwi Bank and Otkritie Bank. We also generate revenue from commissions we charge for servicing the clients of Tochka, who have accounts with QIWI Bank.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2016, 2017 and 2018.

	Year ended December 31,
	2016	2017	2018
	(in RUB millions)
Total Adjusted Net Revenue (1)	10,611	13,193	19,657
Payment Services Segment Net Revenue(1)	10,583	12,580	16,497
Adjusted EBITDA (1)	6,035	5,185	5,948
Adjusted Net Profit (1)	4,714	4,054	4,137

(1)

See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Operating Measures

The following table presents our key operative measures for the year ended December 31, 2016, 2017 and 2018.

	Year ended December 31,
	2016	2017	2018
	(in RUB millions, unless otherwise indicated)
Payment Services Segment Payment Volume	846,980	911,095	1,138,149
Active Qiwi Wallet accounts (at period end, in millions) (1)	17.2	20.1	20.8
Active kiosks and terminals (units) (2)	162,173	152,525	143,690
Payment Services Segment Net Revenue Yield (3)	1.25%	1.38%	1.45%
Consumer Financial Services Segment Payment Volume (4)	—	3,304	15,945

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
(4)

Consumer Financial Services segment payment volume consists of the transaction amounts made by SOVEST card customers to merchants offline and online (including, but not limited to the partner-merchants) or withdrawn through ATMs less the amount of corresponding reimbursements.

Payment volume. Payment Services segment payment volume as well as Consumer Financial Services segment payment volume provides a measure of the overall size and growth of the corresponding businesses, and increasing our payment volumes is essential to growing our profitability. Payment Services segment payment volumes have increased by 24.9% in 2018 as compared to 2017, reaching RUB 1,138 billion for the year ended December 31, 2018 mainly as a result of the growth in E-commerce and Money Remittance market verticals where we are best suited to leverage our payment infrastructure by providing our customers with convenient solutions. Payment Services segment payment volumes have increased by 7.6% in 2017 as compared to 2016, reaching RUB 911 billion for the year ended December 31, 2017 mainly driven by positive trends in the same key verticals of our business – the E-commerce market vertical fueled by growth of digital entertainment services and the Money Remittances market vertical. Consumer Financial Services segment payment volume increased by over 380% in 2018 as compared to 2017 reaching RUB 16 billion as of December 2018 mainly driven by the roll out of the SOVEST project. The following factors may have a significant impact on the payment volumes and therefore our revenue:

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

•

Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably in the recent years and continues to grow. Similarly, we expect the use of both banking cards and alternative payment methods in Russia, such as smartphones to grow considerably. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the demand for technological payment solutions, the number of potential merchants for which we can offer payment services and the potential number of our users. However, the rapid development of bank card transactions in online as well as development of online banking services could hinder the growth in alternative payment methods.

•

Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products and developed certain solutions and technological capabilities to widen the scope of services that we offer for merchants, partners and customers. We believe that growth of our infrastructure and suite of services we offer as well as merchant and partner network will lead to more consumers using our payment and financial services more frequently. In addition, we actively encourage consumers to use multiple products, distribution channels and interfaces, in particular, for users of our kiosks and terminals network to create a Qiwi Wallet account and use it for wider range of purposes such as, for example, recurring and non-recurring payments, money transfers or as a payment collection tool. We also encourage our merchants and partners to use variety of our complimentary solutions and promote users of our payment services to adopt the financial services products that we offer, such as SOVEST, Rocketbank or Tochka. We believe that the synergies offered within our ecosystem and between our payment and financial services will help enhance consumer adoption of our services in the future, extend the life-cycle of our customers, decrease churn and create a more attractive and complete range of use cases and consumer journeys.

•

Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are one of the principal forms of payment in Russia, and, as a result, a significant share of our payment volumes continues to be cash-based. We expect cash payments to continue to be an important means of payment in Russia and to sustain demand for use of our kiosks and terminals in the near future. If the use of cash as a mean of payment declines in Russia, it may negatively impact our financial results, although we increasingly focus on offering our clients primarily digital solutions.

Number of active Qiwi Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is a measure of our success in penetrating the market and expanding our customer base. Our strategy is primarily focused on quality of Qiwi Wallet usage and we believe we are able to leverage our large, active base of over 45 million consumers who use our network at least once a month, our technological expertise and our brand recognition to drive the adoption and usage of the Qiwi Wallet.

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2017 to December 31, 2018, our number of kiosks increased from 109,000 to 110,000 and the number of terminals decreased from 43,000 to 34,000. Our kiosks and terminals can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. While the number of our kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, we believe that our physical distribution network remains an important part of our infrastructure, and we maintain or even slightly increase our market share.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Payment Services segment net revenue yield was 1.25%, 1.38% and 1.45% in 2016, 2017, and 2018, respectively. In 2018, Payment Services segment net revenue yield increased by 7 bps in comparison to 2017 primarily as a result of an increase in the share of payment volumes associated with higher revenue generating transactions such as e-commerce and certain types of money remittance payments slightly offset by the decrease in yield in most key market verticals. The following factors have influenced Payment Services segment net revenue yield:

•

We have experienced a changing business mix towards higher yielding transactions which are primarily e-commerce and money remittances, whereas lower yielding transaction, such as telecoms and financial services, have declined as a percentage of total Payment Services segment payment volume.

•

In the past, we have experienced a decline in average net revenue yields derived from large merchants such as for example MNOs since they have a substantial bargaining power over the payment channels they use including our infrastructure. We expect that the average net revenue yields will be declining in certain verticals such as E-Commerce if merchants in these verticals continue to gain scale and accordingly bargaining power or Money Remittances vertical if lower yielding products offered as part our infrastructure gain larger share.

•

Our Payment Services segment net revenue yield depends on the level and mix of merchant commissions as well as the level of the reload costs we have. Such costs depend on the commissions charged to us by our partners and agents for the wallet reload as well as on the mix of such channels. If the consumer preferences shift between different reload methods or if any channel becomes more expensive to us (as we have experienced in 2015 in relation to our kiosk network) or less expensive to us, our Payment Services segment net revenue yield may decrease or increase respectively.

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we derive revenue from cash and settlement services (including revenue from the information and technology services agreement between Qiwi Bank and Otkritie Bank), interest income, revenue from fees for inactive accounts and unclaimed payments, revenue from our installment cards project SOVEST (interest income and other income) and other revenue.

Payment processing fees. Payment processing fees constitute the substantial majority of our revenue and comprise of fees charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are merchant fees and consumer fees. If the payment is made through our physical distribution network, we typically pass on a portion of the merchants fees to our agents. In certain situations, we may not receive any merchant fees, for example, when a merchant is a government body. We generally recognize merchant fees gross at the point when merchants accept or sends payments from or to the consumer. Consumer fees fall into two categories – those collected by us directly and those collected by our agents. We recognize revenue from consumer fees charged through Qiwi Wallet as well as most revenue from consumer fees charged through our kiosks and terminals gross at the point when the consumer makes a payment. Additionally we generate foreign currency conversion revenue when the transactions are made in currencies that different from the currency of the balance used, mainly Russian Rubles. We recognize related revenues at the time of the conversion in the amount of conversion commission representing the difference between the current Russian or relevant country Central Bank foreign currency exchange rate and the foreign currency exchange rate charged by the our processing system.

Other sources of revenue. In addition to payment processing fees, we generate revenue from various other sources, including SOVEST merchant commission fees charged for payments made using the SOVEST payment-by-installment card with the merchants (classified as interest income) and SOVEST consumer fees charged for purchasing value added options (classified mostly as interest income), cash and settlement services (representing revenue from different types services, including maintenance of current and special guarantee deposit accounts that we provide to individuals and legal entities including our agents and SME clients), interest income (representing revenue from interest earned on cash deposits with financial institutions, and short- and long-term investments performed as a part of our treasury operations) revenue from rent of space for kiosks (representing revenue from rent obtained for subleasing retail space for kiosks to our agents net of the rental payments we make to retail shop owners to allow agents to install kiosks on their premises under lease arrangements) and other revenue (representing revenue primarily generated from operations such as software licensing for our processing system to third parties). Additionally, we earn revenues from fees for inactive accounts and unclaimed payments, writing down leftover balances or unclaimed payments when our customers do not use their wallets or do not claim their payments respectively for prolonged periods of time so that their wallets are deemed to be inactive.

Operating Expenses

Costs of revenue (exclusive of depreciation and amortization)

Transaction costs. When payments are made through our physical distribution network, we incur transaction costs to our agents, which represent the amount of fees we pass through to agents for use of their kiosks and terminals. Additionally, we incur reload and transaction costs when Qiwi Wallet consumers reload their wallets or make certain types of payments through their wallets for goods and services offered by our merchants including acquiring costs payable to agents, bank-participants, mobile operators, international payment systems and other parties.

Payroll and related taxes. Payroll and related taxes represents salaries and benefits paid to employees, primarily IT and operating services employees, and related taxes, where such payroll and related taxes are associated with payment processing and other revenue-generating activities.

Ancillary expenses. We incur other expenses in addition to transaction costs and payroll and related taxes, including SMS and voice message expenses (SMS notification), call center expenses (payment to call center provider for the number of the calls serviced), settlement and cash services expenses primarily relating to Tochka and Rocketbank operations, interest expenses (representing interest we pay on the deposits of individuals in Rocketbank) and other expenses (including SOVEST and Rocketbank expenses consisting primarily of cards production costs).

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of compensation to employees, related taxes and other personnel expenses for our senior management, finance, legal and other administrative staff; advertising, client acquisition and related expenses, tax expenses (except of income and payroll relates taxes), advisory and audit services, rent of premises and related utility expenses, IT related services, net loss / (gain) from initial recognition of loans issued above/below market rates and other operating expenses.

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

Credit loss expense

Credit loss expense represent impairment losses for financial assets accounted for using a forward-looking expected credit loss (ECL) approach in accordance with requirements of the IFRS 9 adopted by the Group starting from January 1, 2018 (prior accounted under IAS 39). ECLs are calculated as a difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The adoption of the ECL approach resulted in increases in impairment allowances on the Group’s financial assets.

Impairment of intangible assets

For the purpose of the impairment testing of other intangible assets Company estimates the recoverable amounts as the higher of the value in use or the fair value less costs to sell of an individual asset or Cash Generated Unit (CGU) such asset relates to. For the years ended December 31, 2018 and 2017 impairment of intangible assets was RUB 23 million and RUB 104 million respectively, mainly relating to the impairment of New Terminal CGU (New Terminal is a project focus on developing of a new generation of kiosks). For the year ended December 31, 2016 the impairment of intangible assets was RUB 878 million, the main part of which related to intangible assets allocated to Payment Services CGU (customer relationships and trademarks identified and recognized upon acquisition of Rapida and Contact).

Other Income and Expense Items

Other income and expenses net

Other income in 2018, 2017 and 2016 included a variety of individually insignificant or one-off items. Other expenses in 2018, 2017 and 2016 primarily consisted of the discounts recognized on loans issued at rates lower than market rate, income from bank guarantees and tax penalties.

Foreign exchange gain and loss

Foreign exchange gain and loss arise as a result of re-measurement of monetary assets and liabilities denominated in foreign currencies at the functional currency rate of exchange at the reporting date. The amount of foreign exchange gain and loss for the reporting period is directly related to currency rates fluctuations.

Interest income and expenses net

Interest income represents primarily interest on non-banking loans issued. Interest expense primarily represents interest expense accrued on bank guarantees obtained by the Company.

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

Revenue recognition

We recognize revenue from contracts with customers when control of the services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. We have generally concluded that it is the principal in our revenue arrangements because we typically control the services before transferring them to the customer. Revenues and related cost of revenue from services are recognized in the period when services are rendered, regardless of when payment is made.

All performance obligations are either satisfied at a point of time or over time. In the former case they represent a separate instantaneous service, in the latter – a series of distinct services that are substantially the same and that have the same pattern of transfer to the customers. Such performance obligations are invoiced at least monthly. Progress of performance obligations satisfied over time is measured by output method. We recognize most of the revenue at a point of time.

Contract price is allocated separately to each performance obligation. There are generally no variable amounts affecting consideration by the moment such consideration is recognized as revenue. In the unusual situation when the variability exists, we make estimates of amount to be recognized based on the appropriate budgets and models. Consideration from customers does not have any non-cash component. Consideration payable to a customer is accounted as a reduction of the transaction price and, therefore, of revenue. Consideration from customers is normally received within a few months and never in more than a year. Consequently, we believe that it contains no significant financing component.

Within some components of our business, we pay remuneration to the employees and third parties for attracting customers. The costs which are incremental to acquisition of new customers are further analyzed for recoverability. Generally, this expenditure is not expected to be reimbursed by future incomes and is not capitalized as costs to obtain a contract.

Payment processing fee revenues and related transaction costs

Payment processing fee revenues include the following types:

•	fees for processing of consumer payment (consumer fee and merchant fee); and

•	conversion fees.

We earn a fee for processing payments initiated by the individuals (consumers) to pay to merchants and service providers or transfer money to other individuals. Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or bank-participants of payment system or through our website or applications using a unique user login and password. Kiosks are usually owned by third parties or agents. When consumer payment is processed, we may incur transaction costs to acquire payments payable to agents, bank-participants, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants or individuals accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross. Any fees from agents and other service providers are recorded as reduction of transactions costs unless the fee relates to distinct service rendered by us.

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

Cash and settlement services

We charge a fee for managing current bank accounts and deposits of individuals and legal entities, including guarantee deposits from agents placed with the bank to cover consumer payments they accept. Related revenue is recorded as services are rendered or as transactions are processed.

Other revenues

Other revenues include revenues from commissions charged for consumer financial services, advertising activities, guarantee commissions and some other minor activities.

Loyalty program

Our Rocketbank project has a loyalty program, which allows customers to accumulate loyalty points that are accrued as percentage of purchases made using bank cards and can be used to reimburse future purchases. Revenue is therefore decreased by the nominal value of points awarded to customers during the period multiplied by the probability of their subsequent realization.

Recognition of interest income and interest expense

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR method. The EIR (and therefore, the amortised cost of the asset) is calculated by taking into account any discount or premium on acquisition, fees and costs that are an integral part of the EIR of the financial instrument.

We calculate interest income by applying the EIR to the gross carrying amount of financial assets other than credit-impaired assets. When a financial asset becomes credit-impaired and is, therefore, regarded as ‘Stage 3’, the Bank calculates interest income by applying the effective interest rate to the net amortised cost of the financial asset. If the financial assets restore and is no longer credit-impaired, the Bank reverts to calculating interest income on a gross basis.

Interest income from bank loans and short-term and long-term investments performed as part of our treasury function is classified as part of revenues, interest income derived from loans issued to various third and related parties as part of other arrangements is classified as interest income. Cash receipts of both types of interest are included into interest received in the statement of cash flows.

Interest expense from bank borrowings intended to attract funds for reinvestment is classified as part of cost of revenue. Interest expense derived from borrowings attracted from various third parties as part of other arrangements and interest expense from bank guaranties is classified as interest expense not as part of cost of revenue. Cash disbursements of both types of interest are included into interest paid in the statement of cash flows.

We also exercise significant judgment in reaching a conclusion about our accounting policy the following matters concerning revenue:

•	Standard applicable to revenue from the SOVEST project; and

•	Recognition of revenue from inactive accounts and unclaimed payments.

The SOVEST project implies offering interest free loans to individuals for the purchases made with installment cards plus various options connected to the use of these cards. It brings revenues in the form of commissions from merchants and card-holders as well as interchange fee from the payment system. We exercise significant judgment in determining which of these commissions fall within the scope of IFRS 9 or IFRS 15. The resulting conclusion depends mainly on whether a commission can be linked to a specific lending arrangement or not.

Further, we stipulate in our public offers the term during which a customer who failed to identify correctly the recipient of his transfer can return to correct the identification details or claim money back. If the customer does not return, the whole amount of transfer is appropriated by us in the period of specified time in public offer. Similarly, we charge a daily commission on the balance of wallets that remained inactive during the period indicated in the public offer. We believe that including these rules into its public offers gives us appropriate legal rights to recognize the distinguishment of customer liabilities and, therefore, recognize these amounts as revenue.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Recognition of control, joint control, or significant influence over entities

In assessing business combination we analyze all the relevant terms and conditions of management of the acquired or newly established entities and exercise judgment in deciding whether we have control, joint control, or significant influence over them. As a result certain acquisitions where our share is over 50% may not be recognized as consolidated subsidiaries and vice versa.

Acquisition of business in the form of separate assets

In 2018 we completed acquisition of Rocketbank business that does not represent a separate legal entity. The acquisition was made through a combination of contracts on purchase of major non-current assets, transfer of employees etc. Since the assets and other resources have been acquired in order to operate them as a business, these transactions were accounted for using the acquisition method as a single transaction. The acquisition date was the date when we obtained control over the last key element of the business. All the cash amounts paid by us under any of the contracts related to the acquisition were treated as consideration.

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

Fair value of assets transferred in non-monetary transactions

During the reporting period we were engaged in a transaction to establish JSC Tochka. In this process, we invested a number of assets into the newly established entity (fixed assets, intangible assets, promissory notes). Fair value of promissory notes is deemed equal to their nominal value because they can be instantly exchanged for cash. Fair value of fixed assets and intangible assets is deemed equal to their carrying amount because these assets had been purchased not long ago from an unrelated party.

Impairment of goodwill and intangible assets

We determine the following material CGUs: SOVEST, Payment services, Postomatnye Tekhnologii, Tochka, Rocketbank and Flocktory. For the purpose of goodwill impairment test, we estimate the recoverable amounts of Payment services CGU as fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares. For the purpose of intangible assets with indefinite useful life impairment test, we estimate the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, we estimate the recoverable amounts as higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

Impairment of investments in associates and joint ventures

Our investments in associate and joint venture are generally designated as separate CGUs. The recoverable amount of these CGUs is determined based on a value in use calculation using appropriate financial models.

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

Certain portion of deferred tax assets was not recorded because we do not expect to realize certain of our tax loss carry forwards in the foreseeable future due to the history of losses.

Fair value of loans issued

We measure loans issued at amortized cost using effective interest rate (EIR) method. EIR is assumed to be equal to loan market rates which are defined on market participants statistic available to us.

Impairment of financial assets

For impairment of loans and receivables, we use a forward-looking expected credit loss (ECL) approach.

We record an allowance for ECLs for all loans and other debt financial assets not held at FVPL. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12mECL). The 12mECL is the portion of LTECL that represents the ECLs that result from default events on a financial instrument that are possible within the 12 months after the reporting date. Both LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. The mechanics of the ECL calculations are outlined below and the key elements are as follows:

PD

The Probability of Default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognised and is still in the portfolio.

EAD

The Exposure at Default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

LGD

The Loss Given Default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realisation of any collateral. It is usually expressed as a percentage of the EAD.

For other financial assets (i.e., cash in banks, loans and debt instruments) and financial liabilities (i.e., financial guaranties and credit related commitments) we have established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument.

In all cases, we consider that there has been a significant increase in credit risk when contractual payments are more than 30 days past due. We consider a financial asset in default when contractual payment are 90 days past due (except for particular sort of Trade and other receivables of 60 days). However, in certain cases, we may also consider a financial asset to be in default when internal or external information indicates that we are unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us.

For Trade and other receivables, we have applied the standard’s simplified approach and have calculated ECLs based on lifetime expected credit losses. We have established a provision matrix that is based on our historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For instalment card loans and its undrawn credit commitments ELC calculation we use internal historical instalment card loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

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

Measurement of costs associated with share-based payments

As of December 31, 2018 we had two outstanding equity-based compensation programs: 2012 Employee Stock Option Plan (ESOP) and 2015 Restricted Stock Units Plan (RSU Plan). We estimate fair value of ESOP that are expected to vest using the Black-Scholes-Merton option pricing model and RSUs that are expected to vest using the binominal pricing model and recognize the share-based payment expense by rate over the requisite service period applicable to each option-vesting tranche. We used the following assumptions:

	2012 Employee Stock Option Plan	2015 Restricted Stock Unit Plan
Adoption date	October, 2012	July, 2015
Type of shares	Class B shares	Class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 7 % of total amount of shares
Exercise price	Granted during:	Granted during:
	Year 2012: U.S. $ 13.65	Year 2016: n/a
	Year 2013: U.S. $ 41.24 - 46.57	Year 2017: n/a
	Year 2014: U.S. $ 34.09 - 37.89	Year 2018: n/a
Year 2017: U.S. $ 23.94
Exercise basis	Shares	Shares
Expiration date	December 2020	December 2022
Vesting period	Up to 4 years	Three vesting during up to 2 years
Expected volatility (%)	28 – 49.85	44.43 – 64.02
Risk free interest rate (%)	0.29 – 3.85	2.89 – 4.34
Dividend yield (%)	0 – 5.03	0 – 5.70
Other major terms	The options are not transferrable

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

At the time of the grant date of ESOP on December 21, 2012, we expected that we would not pay cash dividends after the closing of the initial public offering. In light of that expectation, we used an expected dividend yield of zero in our option pricing model for option awards granted in the year ended December 31, 2012. In April 2013, our board of directors subsequently reconsidered this determination, and we currently expect that we will pay dividends from time to time in the future. Any determination regarding the amount of future dividends will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our strategic plans and growth initiatives, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors. Up until September 2017, we have used dividend yield of 5.03% based on the dividends paid previously. Since, taking into consideration the current dividend policy for dividend distribution in the near term, we have been using a dividend yield of zero. Since the fourth quarter 2018 we have started to use dividend yield of 5.70% and we are planning to use this yield further until one is specified.

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. IFRS requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate used in valuation models granted during the year 2018, 2017 and 2016 are from 11.35% to 16%, 9% and 15% respectively. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

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

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018:

	Years ended December 31,
	2016	2017	2018
	(in RUB millions)
Revenue, including	17,880	20,897	30,610
Payment processing fees	14,999	17,265	23,694
Interest revenue calculated using the effective interest rate	899	1,052	1,854
Fees from inactive accounts and unclaimed payments	1,290	1,310	1,419
Other revenue	692	1,270	3,643
Operating costs and expenses, including	(13,743)	(16,906)	(26,161)
Cost of revenue (exclusive of depreciation and amortization)	(8,646)	(9,763)	(15,129)
Selling, general and administrative expenses	(3,208)	(6,023)	(9,671)
Depreciation and amortization	(796)	(796)	(864)
Credit loss expense	(215)	(220)	(474)
Impairment of intangible assets and goodwill	(878)	(104)	(23)

Profit from operations	4,137	3,991	4,449

Other income and expenses, net	(79)	(41)	(227)
Foreign exchange gain	1,040	257	1,311
Foreign exchange loss	(1,963)	(373)	(1,049)
Interest income and expenses, net	(28)	6	17

Profit before tax	3,107	3,840	4,501

Income tax expense	(618)	(698)	(875)

Net profit	2,489	3,142	3,626

Attributable to:
Equity holders of the parent	2,474	3,114	3,584
Non-controlling interests	15	28	42

Set out below are our consolidated statements of operations data for the years ended December 31, 2016, 2017 and 2018 as a percentage of total revenue:

	Years ended December 31,
	2016	2017	2018
	(as a percentage of revenue)
Revenue, including	100.0	100.0	100.0
Payment processing fees	83.9	82.6	77.4
Interest revenue calculated using the effective interest rate	5.0	5.0	6.1
Fees from inactive accounts and unclaimed payments	7.2	6.3	4.6
Other revenue	3.9	6.1	11.9
Operating costs and expenses, including	(76.9)	(80.9)	(85.5)
Cost of revenue (exclusive of depreciation and amortization)	(48.4)	(46.7)	(49.4)
Selling, general and administrative expenses	(17.9)	(28.8)	(31.6)
Depreciation and amortization	(4.5)	(3.8)	(2.8)
Credit loss expense	(1.2)	(1.1)	(1.5)
Impairment of intangible assets recorded on acquisitions	(4.9)	(0.5)	(0.1)
Profit from operations	23.1	19.1	14.5
Other income and expenses, net	(0.4)	(0.2)	(0.7)
Foreign exchange gain	5.8	1.2	4.3
Foreign exchange loss	(11.0)	(1.8)	(3.4)
Interest income and expenses, net	(0.2)	0.0	0.1
Profit before tax	17.4	18.4	14.7
Income tax expense	(3.5)	(3.3)	(2.9)
Net profit	13.9	15.0	11.8
Attributable to:
Equity holders of the parent	13.8	14.9	11.7
Non-controlling interests	0.1	0.1	0.1

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Set out below are our revenues, by source, for the year December 31, 2017 and 2018, and as a percentage of total revenue:

	Year ended December 31,
	2017	2017	2018	2018
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	20,897	100.0	30,610	100.0
Commission and other revenue, including
Payment processing fees	17,265	82.6	23,694	77.4
Cash and settlement services fees	670	3.2	3,017	9.9
Other revenue	600	2.9	626	2.0
Interest revenue and related charges, including:
Interest revenue calculated using the effective interest rate	1,052	5.0	1,854	6.1
Fees from inactive accounts and unclaimed payments	1,310	6.3	1,419	4.6

Revenue for the year ended December 31, 2018 was RUB 30,610 million, an increase of 46%, or RUB 9,713 million, compared to the same period in 2017. This increase was primarily driven by an increase in commission and other revenue. Payment processing fees for the year ended December 31, 2018 were RUB 23,694 million, an increase of 37%, or RUB 6,429 million, compared to the same period in 2017. The increase in payment processing fees resulted primarily from volume growth in such categories as E-commerce (mainly as a result of an increase in volumes of digital entertainment, primarily betting, merchants) and Money Remittance (as a result of the implementation of our B2B2C and self employed strategy underpinned by secular trends towards the digitalization of payments as well as expansion of our classical Money Remittances business through new distribution contacts) and an increase in average payment net revenue yield due to shift in payment volume mix towards higher yielding payment categories, such as E-commerce (primarily digital entertainment) and Money Remittance as opposed to lower yielding payment categories such as Telecom and Financial Services.

The number of active Qiwi Wallet consumers increased to 20.8 million as of December 31, 2018 from 20.1 million as of December 31, 2017. The increase resulted mainly from the implementation of our B2B2C strategy and merchant driven adoption of our services. The number of our kiosks and terminals decreased, with 143,690 active kiosks and terminals as of December 31, 2018 compared to 152,525 as of December 31, 2017, primarily as a result of the underlying market dynamics further described in “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.”

Revenue from cash and settlement services fees for the year ended December 31, 2018 was RUB 3,017 million, an increase of 350%, or RUB 2,347 million, compared to the same period in 2017. This increase was primarily driven by the revenue receiver on information technology service agreement with Otkritie Bank pursuant to the launch of Tochka multi-bank project in 2017.

Other revenue for the year ended December 31, 2018 was RUB 626 million, an increase of 4%, or RUB 26 million, compared with the same period in 2017. The increase was mainly driven by the growth of the SOVEST project revenue recognized as other revenue (mostly commissions for certain consumer value added options), which increased by RUB 218 million as compared to the same period in the prior year to reach RUB 358 million for the year ended December 31, 2018 offset by the decline in other individually insignificant items.

Interest revenue calculated using the effective interest rate was RUB 1,854 million, an increase of 76%, or RUB 802 million, compared to the same period in 2017. The growth was primarily related to the increase in the SOVEST project revenues (interest income recognized on SOVEST loans) as well as by the increase in interest income earned on funds deposited by Qiwi Bank with CBR and other banks (due to larger amount of funds deposited in 2018).

Fees for inactive accounts and unclaimed payments increased by 8%, or RUB 109 million, from RUB 1,310 million in 2017 to RUB 1,419 million in 2018.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2017 and 2018, and as a percentage of total revenue:

	Year ended December 31,
	2017	2017	2018	2018
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(9,763)	(46.7)	(15,129)	(49.4)
Transaction costs	(6,756)	(32.3)	(9,324)	(30.5)
Payroll and related taxes	(2,059)	(9.9)	(4,176)	(13.6)
Ancillary expenses	(948)	(4.5)	(1,629)	(5.3)
Selling, general and administrative expenses	(6,023)	(28.8)	(9,671)	(31.6)
Depreciation and amortization	(796)	(3.8)	(864)	(2.8)

Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the year ended December 31, 2018 was RUB 15,129 million, an increase of 55%, or RUB 5,366 million, compared to the same period in 2017. Transaction costs increased by 38% or RUB 2,568 million from RUB 6,756 million to RUB 9,324 million for the year ended December 31, 2018 as compared to the same period in 2017. The increase primarily resulted from growth of transaction costs such as different types of payment processing commissions charged by third party providers including banks and payment systems driven primarily by higher volumes as well as increase in certain tariffs.

Payroll and related taxes for the year ended December 31, 2018 were RUB 4,176 million, an increase of 103%, or RUB 2,117 million, compared to the same period in 2017, primarily due to (i) hiring of new employees in connection with launch and development of the new projects including the development of the Tochka multi-bank platform (in the amount of RUB 865 million), the transfer and launch of the Rocketbank project in Qiwi Bank (in the amount of RUB 320 million) and the scaling of the SOVEST project (in the amount of RUB 190 million), and increase in corresponding social insurance contributions (in the amount of RUB 415 million); (ii) increase in salaries and bonus payments for existing employees aimed at matching the average market level in the amount of RUB 228 million; (iii) an increase in share-based payment expenses (resulting from new grants under the 2015 RSU Plan) in the amount of RUB 99 million for the year ended December 31, 2018.

Ancillary expenses for the year ended December 31, 2018 were RUB 1,629 million, an increase of 72%, or RUB 681 million, compared to the same period in 2017. The increase in ancillary expenses was mainly due to an increase in SMS and voice messages expenses by RUB 171 million in 2018 compared to 2017 mostly related to the SOVEST project and an increase in tariffs; increase in cash and settlement services and finance expenses by RUB 315 million and RUB 143 million, respectively, in 2018 compared to 2017; increase in card production and other expenses attributable to the SOVEST project by RUB 75 million in 2018; offset partially by a decrease in the cost of rent of space for kiosks, call center and other expenses, which are shown net for 2018.

Segment Net Revenue

The following table presents net revenue by reportable segment (see “Item 4.B. Business Overview” for more information about our reportable segments) for the periods indicated:

	Year ended December 31,
	2017(1)	2018
	(in RUB millions)	(in RUB millions)
Payment Services	12,580	16,497
Consumer Financial Services	9	385
Small and Medium Enterprises	578	2,916
Rocketbank	(5)	(263)
Corporate and Other	31	122
Total Segment Net Revenue(1)	13,193	19,657

(1)	The presentation for the year ended December 31, 2017 was adjusted to reflect current reportable segment structure for convenience purposes
(2)

For the periods indicated above Total Segment Net Revenue is equal to Total Adjusted Net Revenue. See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Segment net revenue attributable to the Payment Services segment increased by RUB 3,917 million, or 31%, in 2018 compared to the same period in 2017. The growth in this segment’s net revenue was mainly due to an increase in payment processing fees and interest revenue calculated using the effective interest rate partially offset by a decrease in other revenue and an increase in transaction costs. Payment processing fees increased by 37% or by RUB 6,429 million compared to the same period of 2017 in line with volume growth, which was primarily driven by E-commerce and Money Remittances market verticals underpinned also by a shift of the volume mix towards higher yielding market verticals, such as E-commerce. Transaction costs increased by 38% or by RUB 2,568 million, in line with the increase in payment processing fees. Interest revenue increased by 26% or by RUB 272 million compared to 2017. The increase in interest revenue resulted primarily from larger deposits Qiwi Bank placed with CBR and other banks in 2018. Fees for inactive accounts and unclaimed payments increased by 8%, or RUB 109 million, from RUB 1,310 million in 2017 to RUB 1,419 million in 2018. Other revenue net decreased by 93% or by RUB 330 million compared to 2017 due to an increase in SMS costs as well as a decrease in revenue from overdrafts provided to agents and advertising revenue net. Payment Services segment net revenue accounted for 84% of total adjusted net revenue in 2018.

Segment net revenue attributable to the Consumer Financial Services segment increased by RUB 376 million in 2018 compared to the same period in 2017. The increase in Consumer Financial Services segment net revenue resulted mostly from the introduction of the consumer paid value added options starting from the mid-2018 as well as from scaling of the SOVEST project and its volume growth. Consumer Financial Services segment net revenues accounted for approximately 2% of total adjusted net revenue in 2018.

Segment net revenue attributable to the Small and Medium Enterprise segment increased by RUB 2,338 million in 2018 compared to the same period in 2017. The growth in net revenue was preliminary driven by the growth in revenue from informational and technology services and other agreements with Otkritie Bank, which were operated throughout twelve months for the year ended 31 December 2018 as compared to approximately four months for the year ended December 31, 2017. The growth in revenue from informational and technology services and other agreements with Otkritie Bank was driven largely by the increase in the number of Tochka customers and corresponding expansion of the Tochka business. Small and Medium Enterprise Services segment net revenue accounted for approximately 14.8% of total adjusted net revenue in 2018.

Segment net revenue attributable to the Rocketbank segment decreased by RUB 258 million in 2018 compared to the same period in 2017. Net revenue was negative due to costs incurred in connection with the operations of Rocketbank after the completion of the transfer of Rocketbanks’ customers and loyalty program to Qiwi Bank following Rocketbank acquisition. Rocketbank segment net revenues contributed approximately negative 1.3% to total adjusted net revenue in 2018.

Net revenues attributable to the Corporate and Other category increased by RUB 91 million in 2018 compared to same period in 2017. The growth in net revenue was preliminary driven by the growth in interest revenue and was driven by the growth of Qiwi Factoring business. Corporate and Other category net revenue accounted for approximately 0.6% of total adjusted net revenue in 2018.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2018 were RUB 9,671 million, an increase of 61%, or RUB 3,648 million, as compared to the same period in 2017. This increase resulted primarily from the growth in compensation to employees, related taxes and other personnel expenses by 60% or by RUB 1,345 million from RUB 2,227 million in 2017 to RUB 3,572 million in 2018. The increase was mainly driven by the development of the operations of the Tochka multi-bank project and launch of the Rocketbank project in QIWI, growth of the SOVEST team and an increase in share-based payment expenses due to new grants under the 2015 RSU Plan. Other significant expense items in 2018 included advertising, client acquisition and related expenses, which increased by 83%, or RUB 1,075 million, from RUB 1,294 million in 2017 to RUB 2,369 million in 2018, mostly due to client acquisition and advertising campaigns related to the new projects, more specifically SOVEST and Tochka. The main drivers of the expense growth (i.e. development of the SOVEST and Tochka projects and transfer of Rocketbank project to QIWI) also effected most of other selling, general and administrative expenses items including rent of premises and related utility expenses, which increased by RUB 252 million or 64%, tax expenses (excluding income and payroll relates taxes), which increased by RUB 283 million or 70%, advisory and audit services, which increased by RUB 228 million or 53% and other expenses, which increased by and RUB 194 million or 19%.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2018 was RUB 864 million, an increase of 8.5%, or RUB 68 million, compared to the same period in 2017. The amortization of intangible assets decreased as a result of the termination of depreciation of the license allocated to Payments Services CGU, which became fully amortized in 2017. The depreciation of fixed assets increased due to the acquisition of the IT infrastructure equipment for payment processing services and depreciation of processing servers and office equipment purchased in connection with the Tochka and the Rocketbank deals in the end of 2017.

Credit loss expense

Credit loss expense for the year ended December 31, 2018 was RUB 474 million, an increase of 115%, or RUB 254 million, compared to the same period in 2017. The increase was mostly related to the growth of the SOVEST loans portfolio and adoption of IFRS 9 that has fundamentally changed the Group’s assessment of credit risk of financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach. The overall increase in credit loss expense related to SOVEST project was RUB 250 million driven by the combination of factors described above.

Other non-operating gains and losses

Other income and expenses

Other expenses, net for the year ended December 31, 2018 was RUB 227 million, an increase of 454%, or RUB 186 million, compared to the same period in 2017. The increase was mainly driven by (i) expenses related to the associate and joint venture transactions of RUB 132 million, which included loss on the set up of associate, compensation of expenses from associate and share in gain/loss from associate and joint venture and (ii) change in fair value of financial instruments amounting to RUB 86 million loss.

Foreign exchange gain

Foreign exchange gain for the year ended December 31, 2018 was RUB 1,311 million, an increase of RUB 1,054 million, compared to the same period in 2017. The increase of foreign exchange gain primarily resulted from a revaluation of cash balances and guarantee payments denominated in US dollars following the appreciation of the US dollar against the Russian ruble and higher volatility as compared to 2017.

Foreign exchange loss

Foreign exchange loss for the year ended December 31, 2018 was RUB 1,049 million, an increase of RUB 676 million, compared to the same period in 2017 mainly due to significant volatility of U.S. dollar against the Russian ruble in 2018.

Income tax

Income tax for the year ended December 31, 2018 amounted to RUB 875 million, an increase of 25%, or RUB 177 million as compared to the same period in 2017, resulting from the increase in profit before tax. Our effective tax rate in 2018 was 19.4%, an increase of 126 bps compared to the same period in 2017, as a result of higher share of profits coming from a higher tax jurisdictions.

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2017(1)	2018
	(in RUB millions)	(in RUB millions)
Payment Services	7,543	9,529
Consumer Financial Services	(2,164)	(2,618)
Small and Medium Enterprises	(171)	(776)
Rocketbank	(311)	(1,061)
Corporate and Other	(843)	(937)
Total Segment Net Profit(2)	4,054	4,137

(1)	The presentation for the year ended December 31, 2017 was adjusted to reflect current reportable segment structure for convenience purposes.
(2)

For the periods indicated above Total Segment Net Profit is equal to Total Adjusted Net Profit. See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Segment net profit attributable to the Payment Services segment increased by RUB 1,986 million, or 26% in 2018 compared to the same period in 2017. The increase was primarily driven by the growth of the respective segment net revenue offset slightly by a growth in compensation to employees and related taxes and income tax expenses.

Segment net loss attributable to the Consumer Financial Services segment increased by RUB 454 million, or 21% in 2018 compared to the same period in 2017. The increase in segment net loss was mainly driven by the growth of compensation to employees, related taxes and other personnel expenses (both in cost of revenue and in selling, general and administrative expenses) and increase of credit loss expenses due to scaling of the SOVEST project.

Segment net loss attributable to the Small and Medium Enterprise segment increased by RUB 605 million in 2018 compared to the same period in 2017. These increase in net loss was mostly driven by the growth of compensation to employees, related taxes and other personnel expenses (both in cost of revenue and in selling, general and administrative expenses), advertising and related expenses (due to an advertising campaign held in 2018), rent of premises and related utility expenses, office maintenance expenses, tax expenses, loss on set up of the associate and share of loss of associate attributable to the development of the Tochka multi-bank project that was partially offset by Net Revenue growth of the segment.

Segment net loss attributable to the Rocketbank segment increased by RUB 750 million in 2018 compared to the same period in 2017. The main contributing factors were compensation to employees, related taxes and other personnel expenses (both in cost of revenue and in selling, general and administrative expenses) and other selling, general and administrative expenses resulting from the acquisition of Rocketbank in July 2018 and consecutive transfer of its operations to Qiwi Bank.

Net loss attributable to the Corporate and Other category increased by RUB 94 million, or 11% in 2018 compared to the same period in 2017. The increase mostly related to selling, general and administrative expenses, compensation to employees, related taxes and other personnel expenses.

Year ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Set out below are our revenues, by source, for the year December 31, 2016 and 2017, and as a percentage of total revenue:

	Year ended December 31,
	2016*	2016*	2017	2017
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	17,880	100.0	20,897	100.0
Commission and other revenue, including
Payment processing fees	14,999	83.9	17,265	82.6
Cash and settlement services fees	130	0.7	670	3.2
Other revenue	562	3.2	600	2.9
Interest revenue and related charges, including:
Interest revenue calculated using the effective interest rate	899	5.0	1,052	5.0
Fees from inactive accounts and unclaimed payments	1,290	7.2	1,310	6.3

*

Certain types of revenues in the amount of RUB 18 million were reclassified from Interest revenue calculated using the effective interest rate to Other revenue in this Annual Report, thus certain numbers differ immaterially from numbers presented in the Annual Report for the years ended December 31, 2016 and December 31, 2017

Revenue for the year ended December 31, 2017 was RUB 20,897 million, an increase of 17%, or RUB 3,017 million, compared to the same period in 2016. This increase was primarily driven by an increase in commission and other revenue. The payment processing fees for the year ended December 31, 2017 were RUB 17,265 million, an increase of 15%, or RUB 2,266 million, compared to the same period in 2016. The increase in payment processing fees resulted primarily from volume growth in such categories as Money Remittance (mainly due to growth in card to card and commission peer to peer transfers) and E-commerce (mainly as a result of rise of TSUPIS volumes) and an increase in average payment net revenue yield the shift in payment volume mix towards higher yielding payment categories, such as E-commerce and Money Remittance as opposed to lower yielding payment categories such as Telecom and Financial Services. The growth in payment processing fees was partially offset by a decrease in payment volumes in Telecom and Financial Services verticals.

The number of active Qiwi Wallets increased to 20.1 million as of December 31, 2017 from 17.2 million as of December 31, 2016. The increase resulted mainly from merchant driven adoption of our services. The number of our kiosks and terminals decreased, with 152,525 active kiosks and terminals as of December 31, 2017 compared to 162,173 as of December 31, 2016, primarily as a result of the underlying market dynamics further described in “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.”

Revenue from cash and settlement services fees for the year ended December 31, 2017 was RUB 670 million, an increase of 415%, or RUB 540 million, compared to the same period in 2016. This increase was primarily driven by the revenue accrued on information technology service agreement with Otkritie Bank pursuant to the launch of Tochka project in 2017.

Other revenue for the year ended December 31, 2017 was RUB 600 million, an increase of 7%, or RUB 38 million, compared to the same period in 2016, due to multidirectional changes of items forming the other revenue, primarily revenue of Sovest project and advertising revenue. Other items are insignificant individually.

Interest revenue calculated using the effective interest rate that consists primarily of interest on bank deposits and interest on government bonds for the year ended December 31, 2017 was RUB 1,052 million, an increase of 17%, or RUB 153 million, compared to the same period in 2016. This growth was primarily related to an increase in interest income on deposits placed by Qiwi Bank with CBR, resulting from a larger amount of funds deposited in 2017.

Fees for inactive accounts and unclaimed payments increased by 2%, or RUB 20 million, from RUB 1,290 million in 2016 to RUB 1,310 million in 2017. The increase in fees from inactive accounts and unclaimed payments was due to an increase in number of idle wallets.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2016 and 2017, and as a percentage of total revenue:

	Year ended December 31,
	2016	2016	2017	2017
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(8,646)	(48.4)	(9,763)	(46.7)
Transaction costs	(6,490)	(36.3)	(6,756)	(32.3)
Payroll and related taxes	(1,377)	(7.7)	(2,059)	(9.9)
Ancillary expenses	(779)	(4.4)	(948)	(4.5)
Selling, general and administrative expenses	(3,208)	(17.9)	(6,023)	(28.8)
Depreciation and amortization	(796)	(4.5)	(796)	(3.8)

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

Ancillary expenses for the year ended December 31, 2017 were RUB 948 million, an increase of 22%, or RUB 169 million, compared to the same period in 2016. The increase in ancillary expenses was mainly due to an increase in SMS and voice messages expenses by RUB 52 million in 2017 compared to 2016, due to higher quantity of messages sent, mostly related to the SOVEST project and an increase in tariffs; increase in card production and other expenses attributable to the SOVEST project by RUB 49 million in 2017; and an increase in the cost of rent of space for kiosks by RUB 47 million, resulting mainly from new rent agreements signed at the end of 2016 and in May 2017.

Segment Net Revenue

The following table presents net revenue by reportable segment for the periods indicated:

	Year ended December 31,
	2016(1)	2017(2)
	(in RUB millions)	(in RUB millions)
Payment Services	10,583	12,580
Consumer Financial Services	(3)	9
Small and Medium Enterprises	—	578
Rocketbank	—	(5)
Corporate and Other	31	31
Total Segment Net Revenue(2)	10,611	13,193

(1)	The presentation for the year ended December 31, 2016 and December 31, 2017 was adjusted to reflect current reportable segment structure for convenience purposes.

(2)

For the periods indicated above Total Segment Net Revenue is equal to Total Adjusted Net Revenue. See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Segment net revenue attributable to the Payment Services segment increased by RUB 1,997 million, or 19%, in 2017 compared to the same period in 2016. The growth in this segment’s net revenue was mainly due to an increase in payment processing fees, interest revenue calculated using the effective interest rate and fees from inactive accounts and unclaimed payments that was partially offset by decrease in cash and settlement services fees, other revenue and increase in transaction costs. Payment processing fees increased by 15% or by RUB 2,266 million compared to the same period of 2016 in line with the volume growth additionally underpinned by a shift towards market verticals with higher average net revenue yield, such as E-commerce. Interest revenue increased by 20% or by RUB 177 million compared to 2016. This increase was primarily related to an increase in interest income on deposits placed by QIWI Bank with the CBR as a result of larger amounts of deposits placed in 2017. Cash and settlement services decreased by 55% or by RUB 71 million compared to 2016 as a result of smaller number of agents and a decrease in the number of kiosks. Other revenue decreased by 19% or by RUB 106 million compared to 2016 mainly related to decrease in advertising revenue (decrease of activities) and interest revenue from agent’s overdrafts (decrease in the overall number of agents and kiosks) that was partially offset by increase in revenue from rent of space for kiosks (due to new counterparties). Fees for inactive accounts and unclaimed payments increased by 2%, or RUB 20 million, from RUB 1,290 million in 2016 to RUB 1,310 million in 2017. Transaction costs increased by 4% or by RUB 266 million. Payment Services segment net revenue accounted for approximately 95.4% of total adjusted net revenue in 2017.

Segment net revenue attributable to the Consumer Financial Services segment increased by RUB 12 million compared to the same period in 2016. Consumer Financial Services segment net revenue consists mostly of commission revenue from partner merchant received for transactions made by our customers using the payment-by-installments card SOVEST. Consumer Financial Services segment net revenue accounted for approximately 0.1% of total adjusted net revenue in 2017.

Segment net revenue attributable to the Small and Medium Enterprises Segment for the year ended December 31, 2017 was RUB 578 million. SME segment net revenue is primarily composed of revenue from cash and settlement services (which includes mostly Tochka revenues on information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank). SME segment net revenue accounted for approximately 4.4% of total adjusted net revenue in 2017.

Segment net revenue attributable to the Rocketbank segment for the year ended December 31, 2017 was RUB 5 million and consisted mostly of direct costs related to the production of cards.

Net revenue attributable to the Corporate and Other category has not changed in 2017 compared to the same period in 2016. Corporate and Other category net revenue accounted for approximately 0.2% of total adjusted net revenue in 2017.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2017 were RUB 6,023 million, an increase of 88%, or RUB 2,815 million, compared to the same period in 2016. This increase resulted primarily from the growth in advertising, client acquisition and related expenses by RUB 1,129 million from RUB 165 million in 2016 to RUB 1,294 million in 2017. The increase was mainly driven by the launch and roll out of the SOVEST project, including the start of its advertising campaign that involved different media channels and significant growth in the distribution of instalment cards. Other significant expense items in 2017 included compensation to employees, related taxes and other personnel expenses, which increased by 32%, or RUB 545 million, from RUB 1,682 million in 2016 to RUB 2,227 million in 2017, mostly due to expenses incurred in connection with the launch of the Tochka project, growth of the SOVEST team and an increase in share-based payment expenses due to new grants under the 2015 RSU Plan. The increase in other expenses by RUB 672 million from RUB 363 million in 2016 to RUB 1,035 million in 2017 primarily resulted from the expenses incurred in connection with the acquisition of assets of Tochka and Rocketbank from Otkritie in the amount of RUB 350 million. These main drivers of the expense growth (i.e. roll out of the SOVEST project and launch of the Tochka project) effected almost all other selling, general and administrative expenses items including tax expenses, excluding income and payroll relates taxes, advisory and audit services, office maintenance expenses and postage, and couriers expenses as a part of other expenses.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2017 was RUB 796 million. The total amount has not changed compared to the same period in 2016; however, there were certain changes in the depreciation and amortization structure. The amortization of intangible assets decreased as a result of the impairment of customer relationships and trademarks allocated to Payments Services Cash Generating Unit (CGU) at the end of 2016. The decrease in amortization was offset by the increase in depreciation of fixed assets due to the acquisition of the IT infrastructure equipment necessary for our payment processing services and capitalized leasehold improvements of our new office building throughout 2017.

Credit loss expense

Credit loss expense for the year ended December 31, 2017 was RUB 220 million, an increase of 2%, or RUB 5 million, compared to the same period in 2017. The changes are insignificant.

Other non-operating gains and losses

Other income and expenses

Other expenses, net for the year ended December 31, 2017 was RUB 41 million, a decrease of 48%, or RUB 38 million, compared to the same period in 2016. The decrease was mainly due to changes in other income and expenses items that are insignificant individually.

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

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2016(1)	2017(1)
	(in RUB millions)	(in RUB millions)
Payment Services	5,612	7,543
Consumer Financial Services	(219)	(2,164)
SME	—	(171)
Rocketbank	—	(311)
Corporate and Other	(679)	(843)
Total Segment Net Profit(2)	4,714	4,054

(1)	The presentation for the year ended December 31, 2016 and December 31, 2017 was adjusted to reflect current reportable segment structure for convenience purposes.
(2)

For the periods indicated above Total Segment Net Profit is equal to Total Adjusted Net Profit. See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate adjusted net revenue, adjusted EBITDA, and adjusted net profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of adjusted net revenue, and net profit, in the case of adjusted EBITDA and adjusted net profit.

Segment net profit attributable to the Payment Services segment increased by RUB 1,931 million, or 34% in 2017 compared to the same period in 2016. The increase was primarily a result of the growth of segment net revenue supported by the decrease in selling, general and administrative expenses (including credit loss expense, compensation to employees, related taxes and other personnel expenses) attributed to this segment achieved by enhanced operating efficiency.

Segment net loss attributable to the Consumer Financial Services segment was RUB 2,164 million in 2017 compared to RUB 219 million in the prior year. These expenses are related to the launch, roll out and operations of the SOVEST project and include primarily compensation to employees, related taxes and other personnel expenses, advertising and marketing expenses, consumer acquisition expenses and bad debt expenses.

Segment net loss attributable to the SME segment was RUB 171 million in 2017. These expenses are mostly related by compensation to employees, related taxes and other personnel expenses incurred in connection with the launch of Tochka project.

Segment net loss attributable to Rocketbank segment was RUB 311 million in 2017 and resulted from the development of the Rocketbank project. It mostly related to the increase in rent of premises and related utility expenses, compensation to employees, related taxes and other personnel expenses.

Net loss attributable to the Corporate and Other category increased by RUB 164 million, or 24% in 2017 compared to the same period in 2016. The increase was primarily driven by expenses related to corporate back-office operations of QIWI Group. The increase was partially offset by a decrease in allowance recognized on loans given to ventures in 2017.

B.	Liquidity and capital resources

Our principal sources of liquidity are cash and cash equivalents (including deposits and current accounts of Tochka and Rocketbank customers as well as Qiwi Wallet balances), cash receivable from our SOVEST pay-by-installment card customers, cash receivable from agents, deposits issued to merchants and revenues generated from our operations.

Our balance of cash and cash equivalents as of December 31, 2018 was RUB 40,966 million compared to RUB 18,406 million as of December 31, 2017 and RUB 18,997 million as of December 31, 2016. Cash and cash equivalents comprise predominantly of cash at banks and short-term deposits with an original maturity of three months or less. The significant increase in cash and cash equivalents throughout 2018 was caused primarily by the acquisition of Rocketbank and transfer of its customer accounts to Qiwi Bank as well as increase in accounts of Tochka customers and revenues generated from our operations.

In 2017 the Company received a guarantee and secured it by a cash deposit of USD 2.5 million until July 31, 2019.

Our principal needs for liquidity have been, and will likely continue to be, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents and other working capital items, capital expenditures and acquisitions. We believe that our liquidity is sufficient to meet our current obligation as well as for financing our short- and midterm needs. Such needs may include, but are not limited to funding in full the growth of the credit portfolio of the SOVEST project in the event we are not able or willing to scale SOVEST on a multi-banking model. In such case we expect to fund the outstanding credit portfolio primarily by our accumulated cash and partly by the account balances and deposits of Tochka and Rocketbank customers. Shall our view in respect of Rocketbank and Tochka change or shall their ability to attract customers’ funds deteriorate we may seek to raise additional liquidity (through the capital or debt markets or through bank financing) in order to fund the expansion of the SOVEST project or finance the developments of the SOVEST or Rocketbank projects as well as other potential projects.

As of December 31, 2018, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents, were RUB 43,457 million, compared to RUB 21,310 million as of December 31, 2017 and RUB 17,462 million as of December 31, 2016. The growth in customer accounts and amounts due to banks was primarily driven by the transfer of Rocketbank operations to Qiwi Bank and development of the Tochka multi-bank project. The increase in payables to merchants and deposits received from agents was primarily due to volume growth in our payment services business. The increase in money remittances and e-wallets accounts payable resulted from growth in the number of active Qiwi Wallets and our payment volumes.

An important part of our credit risk management and payment settlement strategy relies on cash we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support in the form of overdrafts for payment processing. Similarly, some of our merchants (primarily the Big Three MNOs and payment systems including Visa and MasterCard) request that we make deposits with them in relation to payments processed through our system. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of December 31, 2018 cash receivable from agents and deposits issued to merchants were RUB 6,896 million, compared to RUB 8,146 million as of December 31, 2017 and RUB 5,313 million as of December 31, 2016. The decline in deposits issued to merchants predominantly resulted from partial substitution of deposits with bank guarantees in 2018. This decline was underpinned by the decline in cash receivable from agents for the year ended December 31, 2018 as compared to year ended December 31, 2017 that was driven by the decrease of payment volumes processed by our agents due to general trend towards the decreasing share of cash payments in the economy.

Capital Expenditures

Our capital expenditures primarily relate to the acquisition of IT equipment for our processing systems and the acquisition of the software that we use in operations. Capital expenditures for the year ended December 31, 2018 were RUB 995 million and included: (i) RUB 463 million related to the acquisition of the processing servers and engineering equipment; (ii) RUB 279 million related to the acquisition of computer software; (iii) RUB 146 million related to additions of computers, office and other equipment, (iv) RUB 81 million related to the construction in progress and (v) RUB 26 million related to other intangible assets.

For the year ended December 31, 2017 our capital expenditures were RUB 794 million (including mainly assets acquired for the purpose of launching the Tochka project and developing the Rocketbank project amounting to RUB 358 million) and primarily consisted of: (i) RUB 293 million related to construction in progress; (ii) RUB 244 million related to the acquisition of computer software; (iii) RUB 196 million related to the acquisition of processing servers and engineering equipment; and (iv) RUB 61 million related to additions of computers, office and other equipment.

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

As of December 31, 2018 we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the years ended December 31, 2016, 2017 and 2018:

	December 31,
	2016	2017	2018
	(in RUB millions)
Net cash flow generated from operating activities	5,543	3,560	22,645
Net cash flow (used in)/generated investing activities	180	(1,653)	(1,325)
Net cash flow used in financing activities	(4,637)	(2,160)	(29)
Effect of exchange rates on cash and cash equivalents	(1,428)	(333)	1,240
Net increase/(decrease) in cash and cash equivalents	(342)	(586)	22,531
Cash and cash equivalents at the beginning of the period	19,363	19,021	18,435
Cash and cash equivalents at the end of the period	19,021	18,435	40,966

Cash flows from operating activities

Net cash generated from operating activities for the year ended December 31, 2018 was RUB 22,645 million, compared to RUB 3,560 million for the same period in 2017. This sharp increase in net cash flow from operating activities is a result of changes in working capital, primarily an increase in customer accounts and amounts due to banks, change in trade and other payables and decrease in trade and other receivables; that was partially offset by the increase of the amount of loans issued from banking operations (as a result of scaling of the SOVEST project). The increase in customer accounts and amounts due to banks was related mostly to the transfer of Rocketbank clients and corresponding balances in the amount of RUB 12 billion to Qiwi Bank that took place throughout second half of 2018, as well as increase in the number of Tochka users in Qiwi Bank during the year ended December 31, 2018 as compared to the year ended December 31, 2017. The increase in trade and other payables and decrease in trade and other receivables resulted from multiple factors, including an increase in volumes of the payment services business and transfer of Rocketbank project to Qiwi Bank in 2018.

Net cash generated from operating activities for the year ended December 31, 2017 was RUB 3,560 million, compared to RUB 5,543 million for the same period in 2016. The decrease in net cash flow from operating activities was a result of changes in working capital, primarily an increase in loans issued from banking operations. A significant increase in loans issued from banking operations is related mostly to the launch of the SOVEST project and corresponding marketing activities that took place in 2017, in order to promote the adoption and usage of the product.

Cash flows from investing activities

Net cash flow used in investing activities for the year ended December 31, 2018 was RUB 1,325 million, compared to RUB 1,653 million for the same period in 2017. This reduction in net cash outflow was primarily driven by net cash used in acquisition of a joint venture (Flocktory Ltd) amounting to RUB 813 million in 2017 compared to RUB 21 million in 2018. There were no comparable payouts during 2018. The absence of significant outflow on business combination in 2017 was partially offset by increase of investment in government bonds and loans issued that took place in 2017 and amounted to nil in 2018.

Net cash flow used in investing activities for the year ended December 31, 2017 was RUB 1,653 million, compared to net cash flow generated from investing activities of RUB 180 million for the same period in 2016. The decrease in net cash flow was primarily driven by net cash used in acquisition of a joint venture (Flocktory Ltd) amounting to RUB 813 million in 2017, compared to RUB 10 million of net cash used in a business combination in 2016, and the purchase of fixed and intangible assets in 2017 related to the Tochka and the Rocketbank projects.

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2018 was RUB 29 million, compared to RUB 2,160 million for the same period in 2017. The decrease in net cash used in financing activities was primarily due to suspension of the dividends payments throughout the year.

Net cash used in financing activities for the year ended December 31, 2017 was RUB 2,160 million, compared to RUB 4,637 million for the same period in 2016. The decrease in net cash used in financing activities was primarily due to smaller amount of dividends distributed to shareholders in 2017 compared to 2016.

Borrowings

During the year ended December 31, 2018 the Group had available overdraft credit facilities with an overall credit limit of RUB 1,460 million, with maturity of up to June 2020, and interest rates of up to 30% per annum. The balance payable under these credit lines as of December 31, 2018 was nil. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not indicative of future operating results or financial conditions.

E.	Off-balance sheet arrangements

Guarantees issued

As part of our operations we issue financial guaranties to non-related parties for a term of up to five years at market rate. The amount of guaranties issued as of December 31, 2018 was RUB 1,260 million, up from RUB 74 million as of December 31, 2017. The growth of the amount of bank guarantees outstanding resulted from the development of our project focused on providing bank guarantees to different legal entities primarily small and medium enterprises.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Operating lease obligations	1,242	449	444	181	168
Unused limits on instalment card loans including credit limits not yet activated*	30,062	30,062	—	—	—
Total contractual obligations	31,304	30,511	444	181	168

*

The primary purpose of these instruments is to ensure that funds are available to customers as required. Commitments to extend credit represent unused portions of both activated and not activated by the customers of instalment card loans. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards.

G.	Safe harbor

See “Special Note Regarding - Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Boris Kim	55	Director, Chairman of the Board
Sergey Solonin	45	Director, Chief Executive Officer
Marcus Rhodes	57	Independent Director
Rohinton Minoo Kalifa	57	Independent Director
Osama Bedier	43	Independent Director
Nadiya Cherkasova	47	Director
Veniamin Polyantsev	38	Director
Andrey Protopopov	37	Head of IT and Product
Alexander Karavaev	43	Chief Financial Officer

Biographies

Boris Kim. Mr. Boris Kim has served as our director since May 2013 and as chairman of our board of directors since June 2014. Mr. Kim is an entrepreneur with over 20 years of experience in the payment services industry. During his career, he held top roles in Russian banks. Mr. Kim is one of the co-founders of the e-port payment system and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From 2007 until 2012 Mr. Kim was the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. From 2017 until 2018 Mr. Kim was an executive director at Association for Development of Financial Technologies. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 and in 2007 with a degree in psychology and a degree in philosophy respectively. He holds a Candidate of Sciences Degree in Chemistry (Lomonosov Moscow State University, 1989).

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. Mr. Solonin is an entrepreneur and has over 15 years of experience in the payment services and banking industries. He is one of the co-founders of QIWI and held key executive roles within QIWI Group. Mr. Solonin is currently a member of the board of directors of Qiwi Bank and FLOCKTORY LTD and a General Director of QIWI JSC. He is also a co-director of the FinNet working group within the framework of the National Technology Initiative since September 2016, a General Director and a member of the Supervisory Board of Association for Development of Financial Technologies since January 2017, a member of the board of directors of “AlfaStrakhovanie” PLC since June 2017, a member of the Investment Committee of Venture Fund of Skolkovo — IT I since June 2017 and a member of the Expert Committee of Vnesheconombank since October 2017. Mr. Solonin graduated from Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Marcus Rhodes. Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for PhosAgro (since May 2011) and for Rustranscom PLC (since September 2018). From May 2014 to May 2017 Mr. Rhodes was an independent director and chairman of the audit committee for Zoltav Resources, from February 2009 to May 2016 an independent director and chairman of the audit committee for Cherkizovo Group, from September 2009 to June 2015 for Tethys Petroleum, from July 2008 to June 2011 for Wimm-Bill-Dann Foods and from November 2009 to June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics and social history.

Rohinton Minoo Kalifa. Mr. Ron Kalifa has served as our director since June 2014. He is Vice Chairman and Executive Director of Worldpay since April 2013, having previously been CEO of the organization for over 10 years. Prior to this Mr. Kalifa held senior executive roles within the Royal Bank of Scotland Group and NatWest. He also sits on the boards of Transport for London , England and Wales Cricket T20 Board and UK Finance. Mr. Kalifa was awarded an OBE in the Queen’s New Year 2018 Honours List for services to financial services and technology. Mr. Kalifa studied Executive Education at Harvard Business School.

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

Nadiya Cherkasova. Ms. Nadiya Cherkasova has served as our director since June 2018. During her career Ms. Nadiya Cherkasova held top positions at Inkombank, KMB Bank, Trust Bank and VTB 24. Since January 2018 Ms. Nadiya Cherkasova is a member of the Management Board of “Bank Otkritie Financial Corporation” (Public Joint-Stock Company). Ms. Cherkasova earned a degree in economics from Nizhny Novgorod State University, followed by a degree from the International Moscow Finance and Banking School, as well as she held internships with South Shore Bank (USA), the EBRD (Austria) and the IIMD (Germany).

Veniamin Polyantsev. Mr. Veniamin Polyantsev has served as our director since June 2018. Mr. Veniamin Polyantsev is a member of the Management Board of “Bank Otkritie Financial Corporation” (Public Joint-Stock Company) since January 2018. Prior to this he held top positions at Citibank, Alfa Bank, Russian Standard Bank, KIT Finance Investment Bank, TransCreditBank and VTB 24. Mr. Veniamin Polyantsev graduated from the Russian State Humanitarian University in 2002 with a joint degree in engineering and in economics.

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

Alexander Karavaev. Mr. Alexander Karavaev has served as our chief financial officer since July 2013. In February 2019, Mr. Karavaev notified the Company that he would be leaving the Company on May 16, 2019 to accept a top management position at a privately held development company. Mr. Karavaev has 20 years of experience in finance and accounting. From August 2012 to July 2013, Mr. Karavaev served as our chief operating officer. Before joining us, from November 2008 until September 2011 Mr. Karavaev was a chief financial officer of Mail.ru. He also previously served as a nominee director for Mail.ru on our board of directors. Previously, Mr. Karavaev was a chief financial officer of Akado Group (a subsidiary of Renova Holding) between March 2008 and October 2008 and a deputy chief financial officer at Renova between May 2007 and October 2008. He was also vice president of development of financial systems at SUAL Holding from December 2003 until May 2007. Mr. Karavaev started his career at the audit department of Arthur Andersen in July 1997 and after moving to Ernst & Young in May 2001 worked at the audit and business consulting departments until December 2003. Mr. Karavaev graduated with honors from Siberian Aerospace Academy in 1998 with a degree in economics, majoring in management and strategic planning. Concurrently, between September 1996 and October 1997, he attended the University Passau in Germany, studying strategic planning.

B.	Compensation.

Compensation of Directors and Executive Officers

Under our articles of association, our shareholders determine the compensation of our directors from time to time at a general meeting of our shareholders, our board of directors determines the compensation of our chief executive officer (which power has been delegated to the compensation committee). The compensation of our other executive officers is determined by our chief executive officer while our board of directors approves corporate key performance indicators (“cKPI”) and total bonus pool for those executive officers. In case of underperformance of KPIs, a right to make a final decision on bonus pool distribution is left to the Board.

For the year ended December 31, 2018, the aggregate remuneration paid (comprising salary, discretionary bonuses, share-based payments and other short-term benefits) to our directors and executive officers was RUB 161 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Our key management as well as certain other senior managers participate in a bonus program of the Company that is subject to performance of corporate KPIs that are approved by the Board of Directors. The cKPIs for 2018 include payment services segment net revenue, payment services segment expenses / payment services segment net revenue, payment services segment payment volume and assistance to CFS segment and other strategic projects (assessed by CEO). The cKPIs for 2019 vary depending on the reporting segment and may include for each manager of the respective segment: payment volume, net revenue, selling, general and administrative expenses / net revenue, achievement of target business unit economics parameters (for Consumer Financial Services segment only) for the relevant reporting segment or the Group level. Each manager has at least three KPIs with an equal split of weigh between cKPIs. Bonus shall be allocated on an annual basis subject to performance of the cKPIs according to the formula approved by the Board of Directors. Bonus allocation shall take place upon approval of the annual consolidated financial statements of the Company by the Board of Directors.

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

2017 Employee Stock Option Plan

In December 2017, our shareholders approved an Employee Stock Option Plan, or the 2017 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. Under the 2017 Plan, we were entitled to grant options to purchase our class B shares to employees and service providers in connection with their provision of services to us or our subsidiaries. A maximum of shares equal to 10 percent of the aggregate number of class A and class B shares issued and outstanding from time to time were reserved for issuance under the 2017 Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. On March 14, 2019 the 2017 Plan was terminated by the board of directors with immediate effect.

QIWI Employees Trust

In April 2018, QIWI plc established QIWI Employees Trust. Our class B shares reserved for the existing long-term incentive plans were issued and allotted to that trust. QIWI Employees Trust holds those shares in favor of the participants of the long-term incentive plans and is eligible to transfer them to such participants at their request subject to the vesting schedule.

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at March 25, 2019:

	Option plan	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Alexander Karavaev	RSU Plan	August 12, 2016	6,166	—	n/a	December 31, 2022
	RSU Plan	November 9, 2017	5,000	5,000	n/a	December 31, 2022
	RSU Plan	August 14, 2018	5,967	11,933	n/a	December 31, 2022
Andrey Protopopov	ESOP	November 15, 2013	51,000	—	41.2380	December 31, 2020
	RSU Plan	November 9, 2017	—	5,266	n/a	December 31, 2022
	RSU Plan	August 14, 2018	—	13,067	n/a	December 31, 2022

C.	Board Practices.

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

Compensation Committee. Our compensation committee consists of Messrs. Bedier, Cherkasova and Kalifa. Mr. Kalifa is the chairman of the compensation committee. Messrs. Bedier and Kalifa are independent directors in accordance with the Nasdaq Listing Rules, whereas Ms. Nadiya Cherkasova is a non-independent director. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

•	approving the compensation package of the chief executive officer;

•	administering our equity incentive plan;

•	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and

•	authorizing the repurchase of shares from terminated employees.

Strategy Committee. Our strategy committee consists of Messrs. Bedier, Kalifa and Polyantsev. Mr. Bedier is the chairman of the strategy committee. Our strategy committee has a key role in defining our strategic goals and objectives, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 25, 2019, by:

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

The calculations in the table below are based on 13,833,419 class A shares and 48,879,556 class B shares outstanding as of March 25, 2019, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by U.S. holders.

	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting
Directors and Executive Officers:
Sergey Solonin (8)	11,756,822	350,000	85.0	*	64.6
Boris Kim	1,218,894	92,543	8.8	*	6.6
Marcus Rhodes	—	500	—	*	—
Osama Bedier	—	—	—	—	—
Rohinton Minoo Kalifa	—	—	—	—	—
Nadiya Cherkasova	—	—	—	—	—
Veniamin Polyantsev	—	—	—	—	—
Andrey Protopopov (1)(3)	—	69,333	—	*	*
Alexander Karavaev (2)(3)	—	34,066	—	*	*
All directors and executive officers as a group
Principal Shareholders:
Sergey Solonin (8)	11,756,822	350,000	85.0	*	64.6
Boris Kim	1,218,894	92,543	8.8	*	6.6
Mitsui & Co., Ltd. (4)	857,701	857,702	6.2	1.8	5.0
Public Joint-Stock Company «Bank Otkritie Financial Corporation» (5)	—	21,426,733	—	43.8	11.4
Melqart Asset Management (UK) Ltd.(6)		3,650,038	—	7.5	1.9
Platinum Investment Management Limited (7)		2,113,485	—	4.5	1.1

*	Represents less than 1%.
(1)	Reflects options to purchase 51,000 class B shares that have already vested and the right to receive 18,333 class B shares that are currently unvested.
(2)	Including the right to receive 17,133 class B shares that are currently vested, but not exercised and 16,933 class B shares that are currently unvested.

(3)	Calculated as percentage of the issued share capital assuming the exercise of all vested options and restricted stock units held by the participants.
(4)

Mitsui & Co., Ltd. is a widely-held public corporation the shares of which are traded on the Tokyo, Nagoya, Sapporo, and Fukuoka stock exchanges. The address of such entity is 1-3, Marunouchi 1-Chome, Chiyoda-ku, Tokyo, 100-8631, Japan.

(5)	Based solely on the Schedule 13-D filed by Public Joint-Stock Company «Bank Otkritie Financial Corporation» with the Securities and Exchange Commission on June 8, 2018.
(6)	Based solely on the Schedule 13-G filed by Melqart Asset Management (UK) Ltd. with the Securities and Exchange Commission on February 14, 2019.
(7)	Based solely on the Schedule 13-G filed by Platinum Investment Management Limited with the Securities and Exchange Commission on February 19, 2019.
(8)	Based solely on the Schedule 13-D filed by Sergey Solonin with the Securities and Exchange Commission on October 11, 2018.

B.	Related Party Transactions.

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 172 million as of December 31, 2018 (including accounts of Otkritie Bank of RUB 120 million). We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Agreements with Bank Otkritie

Pursuant to our diversified business relations with one of our significant shareholders Bank Otkritie we have entered into a number of agreements with Bank Otkritie including, but not limited to:

Acquisition of Tochka Assets

On August 18, 2017, QIWI, as purchaser, entered into an agreement on sale and purchase of the software of Tochka with Bank Otkritie, as seller. The purchase price for the software amounted to RUB 88 million. The transaction closed on October 20, 2017. The agreement included customary representations, warranties and covenants for a transaction of this type.

On August 18, 2017, QIWI, as purchaser, entered into an agreement on sale and purchase of the trademarks “Tochka” with Bank Otkritie, as seller. The purchase price for the trademarks amounted to RUB 235 million. The agreement included customary representations, warranties and covenants for a transaction of this type. The transaction has never been closed. On September 11, 2018, QIWI and Bank Otkritie entered into termination agreement in respect of the above transaction. Bank Otkritie has issued promissory notes to QIWI for the amount of the purchase price. The trademark “Tochka” remains with Bank Otkritie and will be transferred to JSC Tochka in exchange for the aforementioned promissory notes.

Information Technology Services Agreements

On August 22, 2017, QIWI Bank entered into an information technology services agreement with Bank Otkritie providing for information and technology services rendered by Qiwi Bank to Bank Otkritie in connection with the cash and settlement services provided by Bank Otkritie to Tochka clients holding their accounts therein. The agreement was terminated with effect on February 1, 2019. Total amount of consideration received by QIWI Bank for the services rendered under that information technology services agreement was RUB 1,859 million.

On February 1, 2019 QIWI Bank entered into the new information technology services agreement with JSC Tochka providing for information and technology services rendered by JSC Tochka to QIWI Bank in connection with cash and settlement services provided by Qiwi Bank to Tochka clients holding their accounts therein. The consideration to be received by JSC Tochka for the services rendered to QIWI Bank will be calculated monthly based on operational performance of the Tochka branch of Qiwi Bank. Otkritie Bank has entered into a similar contract with JSC Tochka.

Cooperation Agreement

On June 7, 2018, the Company, QIWI Bank, Bank Otkritie and Catalytic People Ltd., representing the management team of Tochka, entered into a cooperation agreement providing for the establishment of JSC Tochka and the transfer of assets attributable to the operations of the Tochka business to JSC Tochka, in order to develop the Tochka multi-bank platform and operate the Tochka business. Pursuant to the cooperation agreement, QIWI holds 40% in the share capital of JSC Tochka, Bank Otkritie holds 50%+1 in the share capital of JSC Tochka and Catalytic People Ltd. holds 10%-1 share in the share capital of JSC Tochka. At the same time, QIWI and Bank Otkritie received 45% of economic interest (both in dividend and in capital gain) and 50% in investment to be made into JSC Tochka. The parties agreed to contribute and/or transfer all of the assets held by each of them, including Tochka software, trademark, website, certain specified indebtedness and cash investments required to develop the multi-bank platform to JSC Tochka. The Parties have also agreed to enter into a shareholders agreement on the terms and conditions as were attached to the cooperation agreement.

Shareholders Agreement

On August 8, 2018 QIWI, Bank Otkritie and Catalytic People Ltd. entered into a shareholders agreement in respect of JSC Tochka providing for rules on supervisory board composition, shareholders’ and supervisory board reserved matters list, deadlock resolution procedure as well as terms and conditions of a call option provided to Bank Otkritie and put options provided to QIWI and Catalytic People Ltd. Pursuant to the shareholders agreement, Bank Otkritie has three seats in the supervisory board of JSC Tochka and each of QIWI and Catalytic People Ltd. have one seat in the supervisory board of JSC Tochka. The majority of the key matters, such as decisions on strategy, business plan, budget, dividend distributions, and appointment of the general director of JSC Tochka require a unanimous vote of either all members of the supervisory board or the shareholders. In the instance of a deadlock (i) Bank Otkritie may exercise a call option to acquire the respective JSC Tochka shares of QIWI and/or Catalytic People Ltd. and (ii) QIWI and/or Catalytic People Ltd. may exercise a put option to sell their respective JSC Tochka shares to Bank Otkritie. The price of the call option or a put option will be determined by the independent appraisal by one of the “Big4” accounting firms. The agreement also includes lock up provision for shareholders of JSC Tochka valid until August 8, 2021. Customary right of first refusal, drag along right and tag along right are also provided under the shareholders agreement. In addition, the agreement includes a customary change of control clause in the event of a change of control of QIWI and Catalytic People Ltd.

Rocketbank Acquisition

On August 18, 2017, QIWI, as purchaser, entered into agreements for sale and purchase of the software and intellectual property to acquire the “Rocketbank” brand with Bank Otkritie, as seller. The total purchase price for the software and intellectual property amounted to RUB 250 million. The transaction in respect of the “Rocketbank” brand closed on December 7, 2017 and in respect of the Rocketbank software on September 20, 2018. The agreement included customary representations, warranties and covenants for a transaction of this type.

Rocketbank Loyalty Program

On July 25, 2017, QIWI Bank and Bank Otkritie entered into an assignment agreement in respect of the Rocketbank loyalty program for the purpose of transferring Rocketbank loyalty program to Bank Qiwi. Under this program, Qiwi Bank (and prior to that Bank Otkritie) issues bonuses in the form of rocketrubles to clients of Rocketbank. Rocketbank clients can further subject to certain conditions exchange those bonuses to Russian rubles at the exchange rate set by Qiwi Bank as the operator of the loyalty program. On July 25, 2018 Bank Otkritie assigned the indebtedness under Rocketbank loyalty program in the amount of RUB 519 million to QIWI Bank for a consideration of RUB 367 million to be paid to QIWI Bank in instalments.

Although the cooperation between QIWI and Bank Otkritie in respect of Tochka multi-bank platform and potentially other projects in payment or financial services is significant to our business results and operations, each of the aforementioned agreements is individually immaterial. For additional information on these agreements and our relationship with Bank Otkritie, please see Part III, Item 18. Financial Statement, Note 6.

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

Management has determined to provide increased transparency and visibility of our dividend distribution practices for the benefit of its shareholders. As a result, we aim to provide dividend guidance specifying a target dividend payout ratio range for the next financial year, which will be reviewed and adjusted on an annual basis. We aim to announce this dividend payout ratio range each year together with the annual guidance for the period covering next four quarters.

For the year ending December 31, 2019, we aim to distribute between 65% to 85% of our annual adjusted net profit. The board of directors reserves the right to distribute dividends on a quarterly basis, and individual quarterly payouts may fall outside of the above-mentioned dividend payout ratio range.

This statement is a general declaration of intention and the actual declaration of dividends will require corporate action at the relevant time by the board of directors or by the general meeting of the Company’s shareholders, as the case may be, and will depend on the precise circumstances prevailing at that time, including the present or future business needs of the Company. Shareholders and potential investors should not treat this statement as an obligation or similar undertaking by us that dividends will be declared as set out herein. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our shareholders’ equity below the sum of the issued share capital, including any share premium, and the reserves.

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

The annual general meeting and a shareholders’ general meeting called for the election of directors or for a matter for which Cypriot law requires a special resolution, which means a resolution passed by a majority of not less than 75% of the voting rights attached to our issued shares present and voting at a duly convened and quorate general meeting, must be called with no less than 45 days’ written notice or such longer notice as is required by the Companies Law (not counting the day in which it was served or deemed to be served and the date for which it is given). Other shareholders’ general meetings must be called with no less than 30 days’ written notice.

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

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting. Such general shareholders’ meeting must be convened with at least 30 days’ notice. The office of any of the directors shall be vacated if, among other things, the director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or (b) becomes permanently incapable of performing his or her duties due to mental or physical illness or due to his or her death. If our board of directors exercises its right to appoint a director to fill in a vacancy on the board created during the term of a director’s appointment as provided in our articles of association, a shareholder or a group of shareholders holding at least 10.01% of the voting rights attached to our issued shares may terminate the appointment of the entire board of directors. See also “—Appointment of Directors.”

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

Issue of shares and pre-emptive rights. Subject to the Cypriot law and our articles of association, already authorized but not yet issued shares are at the disposal of our board of directors, which may allot or otherwise dispose of any unissued shares as it may decide. All new shares and/or other securities giving right to the purchase of our shares or which are convertible into our shares must be offered before their issue to our shareholders on a pro rata basis. If the new securities are of the same class as existing shares, the offer must first be made on a pro rata basis to the shareholders of the relevant class and, if any such new securities are not taken up by those shareholders, an offer to purchase the excess will be made to all other shareholders on a pro rata basis (provided that such pre-emption rights have not been removed). On May 8, 2018 the disapplication of pre-emptive rights in connection with the issues of up to an additional 52,000,000 class B shares, including in the form of ADSs, previously authorized by our shareholders, has expired and since then any issuance and allotment of class B shares by the Company for cash consideration is subject to pre-emptive rights.

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

For so long as class A shares are in issue and are outstanding, class A shares will not convert into class B shares where: (1) the transfer is to one or more of the transferor’s directly or indirectly controlled affiliates (as defined in our articles of association); (2) 10% or more of the total number of class A shares in issue are transferred as a single transaction or a series of related transactions by a shareholder or a group of shareholders; (3) the transfer is to one or more of the existing class A shareholders; and (4) the transfer is to the person(s) that was (were) the ultimate beneficial owner(s) of class A shareholder at the time of Listing. In the case of (2) above the transfer of A shares is permitted if: (a) it is approved in writing by the shareholders holding in aggregate at least 75% of the total number of class A shares in issue; or (b) the shareholder (or a group of shareholders) transferring class A shares has (or have) offered such shares to the other then existing shareholders holding class A shares in accordance with the procedure set out in the articles of association.

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

In 2016 the Cyprus tax authorities have issued a questionnaire for tax residency certificate indicating information that needs to be provided by a company when obtaining Cyprus tax residency certificate, including the following questions: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the majority of the Board of Directors meetings take place in Cyprus; (iii) whether the Board of Directors exercise control management and make key management and commercial decisions necessary for a company’s operations and general policies; (iv) whether Board of Directors’ minutes are prepared and kept in Cyprus; (v) whether the majority of the Board of Directors are Cyprus tax residents; (vi) whether shareholders’ meetings take place in Cyprus; (vii) whether the company issued any General Power of Attorney; etc. Depending on the answers to the above questionnaire the Cyprus tax authorities may or may not issue a tax residency certificate to a company.

We consider the company to be a resident of Cyprus for tax purposes. However, taking into consideration that the majority of our board of directors is comprised of non-Cyprus tax residents and a number of other factors which may be treated as not fully in line with the abovementioned requirements, our tax residency in Cyprus may be challenged.

Moreover, we may be deemed to be a tax resident outside of Cyprus, for further details see risk factor Item 3.D “Risk Factors – Risks Related to Taxation – We may be deemed to be a tax resident outside of Cyprus.”

Cyprus Tax residency of an individual

With respect to the individual holders of our ADSs, such holder may be considered to be a tax resident in Cyprus in any one calendar year (which corresponds to a period from January 1 to December 31) if such holder is physically present in Cyprus for a period exceeding in aggregate more than 183 days in that one calendar year.

Furthermore, on January 1, 2017 an amendment to the Income Tax Law entered into force introducing a second tax resident test – the “60 day rule” – for the purposes of determining Cyprus tax residency for individuals. An individual is considered as a tax resident in Cyprus, if he/she satisfies either the current “183 day rule” or the “60 day rule” for the relevant tax year (coinciding with calendar year). The “60 day rule” applies to an individual who in the relevant tax year:

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

An individual is considered to be domiciled in Cyprus for the purposes of Special Contribution for the Defence Fund if he/she has a domicile of origin in Cyprus per the Wills and Succession Law (with certain exceptions) or if he/she has been a tax resident in Cyprus for at least 17 out of the 20 tax years immediately prior to the tax year of assessment.

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

Non-tax resident Cyprus companies (i.e. not managed and controlled from Cyprus) are liable to income tax in Cyprus only in respect of the following types of income arising from sources in Cyprus: trading profits of a permanent establishment situated in Cyprus (i.e. fixed base from which a business is carried on), profit from the sale of trade goodwill in Cyprus and rental income from property situated in Cyprus.

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

Dividend income received from Cyprus resident companies is exempt from the Cypriot Special Contribution for the Defence Fund in Cyprus. The rate of Special Contribution for the Defence in Cyprus is 17% as from January 1, 2014 onwards.

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

New provisions were incorporated effectively from January 1, 2016 in the Cyprus tax legislation in order to be harmonized with the European Directive 2011/96/EU and related amending directives. These provisions involve the introduction of anti-hybrid and general anti-avoidance measures in relation to the distribution of profits from a subsidiary to a parent company within the European Union. These new provisions apply only between EU companies.

The anti-hybrid provision introduced provides that to the extent where the profits which are distributed from a subsidiary company to its Cyprus parent company are deductible from the taxable income of the subsidiary company, Cyprus is required to tax such profits. The respective profits are subject to taxation at the rate of 12.5% in accordance with the provisions of the Income Tax Law and are not considered as dividends for Special Contribution for Defence Fund purposes.

The general anti-avoidance measures introduced provides that where dividend is received from a company which is a tax resident of another EU member state (level of holding is not relevant) and where it is considered that there is abuse (i.e. arrangement or series of arrangements that do not reflect economic reality), a credit will not be granted against the Cypriot tax liability for the foreign tax withheld on the profits of the company paying the dividend and of each sub-subsidiary from which the dividend originates.

Under Cyprus legislation no withholding tax on dividends shall be paid to non-residents of Cyprus. The dividend will be paid free of any tax to the shareholder who will be taxed according to the laws of his country of residence or domicile. Holders of ADSs must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Deemed Dividend Distribution

Cyprus tax resident companies which do not distribute 70% of their profits after tax, as defined by the Special Contribution for the Defence of the Republic Law, by the end of the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special Contribution for the Defence will be payable on such deemed dividend to the extent that the shareholders for deemed dividend distribution purposes are Cyprus tax residents and domiciled in Cyprus. In respect of profits of years of assessment after 2012 onwards the Special Contribution for the Defence rate is 17%. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year by the end of the period of two years from the end of the year of assessment to which the profits refer. This Special Contribution for the Defence is paid by the Company for the account of the shareholders.

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

Further to the above and in view of the provisions of Tax Technical Circular 2016/8, any profits of a Cyprus tax resident company imputed directly or indirectly to shareholders who are Cyprus tax resident but not domiciled in Cyprus should be exempt from Special Contribution for the Defence Fund.

In case of our individual ultimate shareholder(s) is/are considered to be a Cyprus tax resident and domiciled in Cyprus and no actual dividend is ever paid out of the relevant profits, we may be subject to the Special contribution of the Defence. Imposition of this tax could have a material adverse effect on our business, financial condition and results of operations.

Taxation of Capital Gains

Cyprus Capital Gains Tax is imposed (when the disposal is not subject to income tax) at the rate of 20% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own immovable property in Cyprus (either directly or indirectly), and such shares are not listed in any recognized stock exchange.

It is unclear whether this exception also applies to disposal of the ADSs.

Inheritance Tax

There is no Cyprus inheritance tax.

Tax Position of Holders of ADSs with Respect to Distributions

There is no express provision in the Special Contribution for the Defence Fund law on the treatment of holders of ADSs with respect to Special Contribution for the Defence on dividends nor is there any specific guidance issued by the Cypriot tax authorities on the point. We are of the view that holders of ADSs will be subject to the same treatment as holders of shares with respect to the liability of Special Contribution for the Defence Fund and income tax on dividends and, therefore, the provision of sections “Taxation of Dividend Income” and “Deemed Dividend Distributions” above would apply equally to the holders of ADSs. Non-Cyprus tax resident holders of ADSs must also consult with their own tax advisors on the tax liabilities arising from ADSs distributions.

Non-Cyprus tax resident holders of ADSs must also consult with their own tax advisors on the tax liabilities arising from ADSs distributions.

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

If the ADSs are considered by the Cyprus tax authorities not qualifying as “titles”, any gain on disposal of ADSs by a Cyprus tax resident company will be subject to corporate income tax at the rate of 12,5% and personal income tax at the progressive rates of 0%—35% in cases of a gain on disposal by a Cyprus tax resident individual.

Gains from Intellectual Property (“IP”)

Under Cyprus IP box regime (came into force in 2012) an 80% deduction is allowed from the net profit received from the use or disposal of IP rights. In case a loss is resulting from the said activities, only 20% of the resulting loss can be offset against income from other sources or carried forward to be offset against income of subsequent tax years. That provision has a retroactive effect in respect to IP acquired or developed before January 2012 (i.e. IPs acquired or developed before January 2012 qualify for the IP Box regime).

Since July 1, 2016 a new IP Box regime is available in Cyprus, fully aligned with the OECD/G20 Base Erosion and Profit Shifting (“BEPS”) Action 5 report. Under the new Cyprus IP Box, Cyprus IP companies can achieve an effective tax rate of 2.5% (or less) on qualifying profits earned from exploiting qualifying IP. Non-qualifying incomes are taxable at an effective tax rate of 12.5% (or less).

Tax treatment of the Foreign exchange differences

As of January 1, 2015 Cyprus tax laws provide for all foreign exchange differences to be tax neutral from a Cyprus income tax perspective (i.e. gains are not taxable/losses are not tax deductible) with the exception of forex gains/losses arising from trading in forex which remain taxable/deductible. Regarding trading in forex, which remains subject to tax, the tax payers may irrevocably elect whether to be taxed only upon realization of forex rather than on an accruals/accounting basis.

Taxation of Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “active” (subject to corporate income tax) or “passive” (subject to Special Contribution for the Defence Fund). Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business and/or interest income closely connected with the ordinary course of its business may be treated as active and hence will be subject to corporate income tax at the rate of 12.5%, after the deduction of any allowable business expenses. The Special Contribution for the Defence Fund shall not apply to such income. Any other interest income (i.e. of “passive” nature), to the contrary, will be subject to the Special Contribution for the Defence Fund at the rate of 30% on the gross amount of interest, corporate income tax shall not apply.

Specifically, interest income arising from provision of loans to related or associated parties should be generally considered as income arising from activities closely connected with the ordinary course of business and should, as such, be exempt from Special Contribution for the Defence Fund and only be subject to corporate income tax, see provisions of section “Arm’s length principle”.

Withholding taxes on interest

No withholding taxes shall apply in Cyprus on interest paid by the company, which is a tax resident in Cyprus, to a non-Cyprus tax resident lenders (both corporations and individuals).

Moreover, no withholding tax shall apply in Cyprus on interest paid by the company, which is a tax resident in Cyprus, to Cyprus tax resident lenders when the interest is considered as interest accruing from their ordinary course of business or interest income closely connected with the ordinary course of their business.

Any payment of interest which is not considered as interest accruing from the ordinary course of business or interest income closely connected with the ordinary course of business by the company, which is a tax resident in Cyprus, to Cyprus tax resident lenders (both corporations and individuals) shall be subject to Special Contribution for the Defence Fund at the rate of 30%, whereby the company may be required to withhold such tax from the interest. Depending on the facts and circumstances of the case, the company may not need to act as the withholding agent.

Tax deductibility of expenses, including interest expense

The general principle of the Cyprus income tax law is that an expense may be deducted in case it is incurred wholly and exclusively for the production of taxable income.

The Tax Circular 2008/14 issued by the Cypriot tax authorities provides guidance as to the tax deductibility of expenses incurred in relation to the production of income which is exempt from corporate income tax such as dividend income and profits/ gains on sale of securities. According to that tax circular (i) any expenditure that can be directly or indirectly attributed to income, that is exempt from tax, is not deductible for corporate income tax purposes and cannot be set-off against other (taxable) sources of income; and (ii) any expenditure that is attributable to both taxable and exempt income (i.e. general overheads) should be apportioned based on a gross revenue ratio or based on an asset ratio. The taxpayer should select the most appropriate method and should use this method on a consistent basis.

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

According to the provisions of EU Anti-Tax Avoidance Directive (“ATAD”) which was approved by the EU Commission in 2016, and should be transposed into Cyprus domestic law it is expected that Interest Limitations Rules will be introduced and come into force in Cyprus as from January 1, 2019 in compliance with the ATAD Directive (See provisions of section “Material Cypriot Tax Considerations – EU Anti-Tax Avoidance Directive (“ATAD”)”).

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

“New equity” is considered to consist of paid-up share capital of any class (ordinary, preference, redeemable, convertible shares), paid in cash or in kind, and share premium which have been issued and settled as from January 1, 2015 and that is available for the period during which the new equity is in issue.

As per the Cyprus legislation the NID interest rate is the yield on 10-year government bonds (as at December 31 of the prior tax year) of the country where the funds are employed plus a 3.0% premium, subject to a minimum amount which is the yield on the 10-year Cyprus government bond plus the 3.0% premium. The NID deduction cannot exceed 80% of the taxable profit as calculated before NID. A scheduling approach is expected to be followed – it is applied by reference to the taxable profits that are generated from assets/activities that are financed by the “new equity” on which the NID is calculated as per the Tax Technical Circular issued by the Cyprus tax authorities.

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

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws in respect to any other related party transactions. However, it is anticipated that new requirements for preparation of transfer pricing documentation for tax years 2019 onward applicable to Cyprus tax resident companies or Cyprus permanent establishments will be introduced in Cyprus in line with BEPS Action 13: Transfer Pricing Documentation and Country-by-Country Reporting.

We cannot exclude that the Cyprus Tax Authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore additional tax liabilities may accrue. If additional taxes are assessed with this respect, they could have a material adverse effect on our business, financial conditions and results of operations.

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

Capital duty

Capital duty has been abolished by the Council of Ministers with effective date as from December 18, 2018. As a result no capital duty is payable to the Registrar of Companies in respect of the registered authorized share capital of a Cypriot company upon its incorporation and upon its subsequent increases thereon, other than minimal flat registration fees payable to the Registrar of Companies.

Base Erosion and Profit Shifting (“BEPS”) Action Plan

The recommendations of the BEPS Plan led by the Organization for Economic Cooperation and Development (“OECD”) contains action points aimed to tackle concerns over base erosion and profit shifting by addressing perceived flaws in international tax rules such as tax avoidance, improve the coherence of international tax rules and ensure a more transparent tax environment.

Cyprus is not a member of the OECD but follows the OECD and EU relevant initiatives. As an EU member state Cyprus adopts and applies the relevant EU Directives.

In short, the EU Anti-Tax Avoidance Directive (the provisions of which are outlined below) will be adopted and tackles measures of Actions 2, 3 and 4 of the BEPS Plan.

EU Anti-Tax Avoidance Directive (“ATAD”)

It is anticipated that Cyprus will transpose into the local tax legislation the provisions of the ATAD.

Provisions regarding interest limitation, controlled foreign companies and general anti abuse rules are expected to be introduced and take effect from January 1, 2019. Provisions regarding anti hybrid rules and exit taxation in accordance with the ATAD are expected to be introduced and be effective as from January 1, 2020 and/or January 1, 2022 for anti hybrid rules.

An overview of the expected provisions to be effective in Cyprus as from January 1, 2019 is set out below.

The details and exact provisions of the Cyprus local legislation of the ATAD is anticipated to be passed into law by the Parliament in the course of this year with an effective date January 1, 2019.

Interest limitation rule

Interest costs that would otherwise be deductible under the current Cyprus tax law will only be deductible up to 30% of the taxpayer’s adjusted taxable profit before interest tax, depreciation and amortization (i.e. taxable EBITDA) of the company. This rule is expected to apply to the amount of exceeding deductible interest expense (i.e. amount by which deductible interest expense exceeds the taxable interest income). A safe-harbor threshold, loan grandfathering provisions and exemptions are expected to apply.

Controlled Foreign Company (CFC) rule:

CFCs are expected to be defined as:

(i)	foreign companies that are directly or indirectly held by Cyprus tax residents with at least 50% controlling interest or exempt foreign Permanent Establishments (PEs) of a Cyprus company and

(ii)	the foreign tax rate, at which their profits are taxed, is at least 50% lower than the effective tax rate in Cyprus.

Cyprus has opted for adopting the ATAD Model B approach, which is based on the arm’s length principle (i.e. significant functions are performed in Cyprus in respect of the company in the low-tax jurisdiction). Model B approach provides that non-distributed income of the CFC arising from non-genuine arrangements which have been put in place for the essential purpose of obtaining a tax advantage shall be included in the tax base of the Cyprus tax resident shareholder.

Certain exemptions are expected to apply.

General Anti-Abuse Rule (GAAR):

The GAAR will allow the Cyprus tax authorities to ignore the non-genuine arrangements where (one of) the main purpose(s) is to obtain a tax advantage that defeats the object or purpose of the relevant provision. Arrangements are regarded as non-genuine to the extent they are not put in place for valid commercial reasons which reflect economic reality.

EU Directive on Administrative Cooperation 6 (“DAC 6”)

On May 25, 2018 the Economic and Financial Affairs Council (ECOFIN) formally adopted the Council Directive amending Directive 2011/16/EU on administrative cooperation in the field of taxation as regards mandatory automatic exchange of information in the field of taxation in relation to reportable cross-border arrangements in order to disclose potentially aggressive tax planning arrangements.

The Directive applies to cross-border arrangements concerning either more than one Member State or a Member State and a third country and sets a two-step disclosure obligation for such arrangements. First by disclosure of the arrangement to the national authorities by those obliged to report and second by automatic exchange of reported information between the national tax authorities of the Member States.

Member States must transpose the Directive into their national laws and regulations by December 31, 2019 and the first automatic exchange of information should be communicated among Member States by October 31, 2020.

The rules of the Directive are already effective as from June 25, 2018 and any legally reportable cross-border arrangements starting from the effective date must be disclosed by August 31, 2020.

The cross-border arrangements are reportable if:

(1) one of the “hallmarks” of the Directive is met, and

(2) avoiding tax is one of the main benefits of the scheme (“main benefit” test).

Some of the “hallmarks” can make a transaction reportable without meeting the main benefit test.

The reporting obligation of the arrangements falls on the service providers and other intermediaries, however, in certain cases the obligation to report applies to the taxpayers taking part in the cross-border arrangements themselves.

It is expected that failing to comply with the provisions of DAC 6, a taxpayer may potentially incur penalties and it is up to the Member States to implement an appropriate penalty system to ensure the DAC 6 is complied with.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2018. We do not anticipate being a PFIC for our current taxable year, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. Because PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. We could be a PFIC, for example, if based on changes to our business and assets and the potential application of technical regulations in the PFIC rules regarding certain banking activities. Furthermore, it is possible that the IRS may challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

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

General

For the purposes of this section, a “resident holder” means a holder of ADSs who is:

An ADSs holder that is a legal entity or an organization which is:

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

Legal entities or organizations

A non-resident holder that is a legal entity or organization generally should not be subject to any Russian taxes in respect of any gain or other income realized on the sale, exchange or other disposal of the ADSs unless more than 50% of our assets consist of immovable property situated in Russia. Otherwise, it is possible that any proceeds from sale, exchange or other disposal of ADSs may be regarded as Russian source income received by non-resident holders that are legal entities or organizations, subject to Russian income tax at a rate of 20%. Because the determination of whether more than 50% of our assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, there can be no assurance that immovable property situated in Russia will not, from time to time, constitute more than 50% of our assets, and therefore, the abovementioned proceed may potentially be taxable at a rate of 20%. The above tax may be reduced or eliminated under an applicable double tax treaty, provided that the recipient of the income is its beneficial owner, such income is not attributable to a permanent establishment in Russia, the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

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

ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs. In the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to disposal of shares in a Russian “property-rich companies” (company with more than 50% of its assets consisting of immovable property situated in Russia, as defined in the treaty). Because the determination of whether more than 50% of our assets consist of immovable property situated in Russia is inherently factual and is made on an on-going basis, and because the relevant Russian legislation and regulations are not entirely clear, there can be no assurance that immovable property situated in Russia will not, from time to time, constitute more than 50% of our assets. If more than 50% of our assets were to consist of immovable property situated in Russia, the benefits of the United States-Russia double tax treaty may not be available to an ADS holder.

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

As noted above with respect to the disposal of the ADSs under Russian tax legislation, taxation of the income of non-resident holders who are individuals will depend on whether this income would be assessed as received from Russian or non-Russian sources. Although Russian tax legislation does not contain any provisions on how the related material benefit should be sourced, the tax authorities may infer that such income should be considered as Russian source income if the ADSs are purchased “in Russia”. In the absence of any additional guidance as to what should be considered as a purchase of securities “in Russia”, the Russian tax authorities may apply various criteria in order to determine the source of the related material benefit, including looking at the place of conclusion of the acquisition transaction, the location of the issuer or other similar criteria. There is no assurance, therefore, that proceeds received by non-resident holders – individuals from a sale, exchange, redemption or other disposal of the ADSs will not become subject to tax in Russia.

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

Starting from January 1, 2016, a non-resident holder who is an individual willing to obtain the advance double tax treaty relief at source should confirm to a tax agent that he or she is tax resident in a relevant foreign jurisdiction having a double tax treaty with Russia by providing the tax agent with (i) a passport of a foreign resident, or (ii) another document envisaged by an applicable federal law or recognized as a personal identity document of a foreign resident in accordance with the double tax treaty, and (iii) upon request of the tax agent, a tax residency certificate for the relevant year issued by the competent authorities of his or her country of residence for tax purposes. A notarized Russian translation of the certificate is required. The above provisions are intended to provide a tax agent with the opportunity of applying reduced (or zero) withholding tax rates under an applicable double tax treaty at source. To date, the Russian tax authorities do not generally make additional claims for confirmation of tax residency. However, due to the lack of available practice there is some uncertainty as to how they will be applied by the Russian tax authorities.

In addition, in order to benefit from the applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. Starting from January 1, 2017, under the Russian Tax Code, in addition to a certificate of tax residency, the tax agent is obliged to require a confirmation from the non-resident holder or legal entity that it is the beneficial owner of the relevant income. As of the date of this annual report, the form of such confirmation is not set by the Russian Tax Code. Current clarifications of the Russian Ministry of Finance and Federal Tax Service guidance generally describe the information that is necessary to confirm the beneficial ownership of income, yet they do not set the precise form for the above confirmation. The Russian tax authorities try to extend this requirement retrospectively (for details see “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”).

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

Resident holders

A resident holder will generally be subject to all applicable Russian taxes in respect of the purchase of the ADSs and income received on the ADSs, including any distributions on ADSs, gains from their sale, exchange or other disposal.

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

As a result of our June 2014 secondary public offering, the Company increased its issued share capital by 2,292,330 class B shares and received U.S. $ 88,942,404, of which approximately U.S. $ 30 million remains at the disposal of the Company as of December 31, 2018 after these funds were partly used for mergers and acquisitions (M&A) and certain operational needs that relate to the ordinary course of business. The major part of these proceeds is accounted for as other short-term bank deposits in cash and cash equivalents as of December 31, 2018, 2017 and 2016. Due to the appreciation of U.S. dollar rate against the ruble during 2018, and depreciation of the U.S. dollar against the ruble in 2017 and 2016, we recorded foreign exchange gain in the amount of RUB 433 million and foreign exchange loss in the amount of RUB 236 million and RUB 975 million for these periods respectively. We intend to use the remaining proceeds for settlement of the U.S. $ denominated obligations if such obligations arise in lieu of our M&A activity or for capital expenditures in the normal course of business in the future.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar and euro exchange rates against Russian ruble, with all other variables held constant. The impact on profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in U.S. dollar and euro when these currencies are not functional currencies of the respective Group subsidiary. Our exposure to foreign currency changes for all other currencies is immaterial.

	change in US Dollar	Effect on profit before tax
		(in RUB millions)
2018	+14%	329
	-14%	(329)
2017	+11%	83
	(11%)	(83)

	change in Euro	Effect on profit before tax
		(in RUB millions)
2018	+14%	196
	-14%	(196)
2017	+12.5%	36
	(12.5%)	(36)

Liquidity risk and capital management

We use cash from shareholders’ contributions, have sufficient cash and do not have any significant outstanding debt other than interbank debt with short maturities (classified as due to banks). Deposits received from our consumers and agents are also primarily due on demand, but are usually either secured by cash at hand (in case of customers’ deposits) or offset against future payments processed through agents. We expect that we will continue to have sufficient liquid resources to settle all customer accounts and deposits, amounts due to banks and trade and other payables that are due on demand as well as that agent’s deposits will continue to be offset against future payments and not be called by the agents.

Since 2014 Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which we operate), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and we have noted that our merchants and partners also started and in certain cases continued to request from us larger collaterals to hedge their risks. We were able to manage these conditions and requirements to date, though the liquidity shortage in the market if exacerbated may have further negative effects on our operations, which cannot be now reliably estimated.

According to CBR requirements, bank’s capital calculated based on CBR instructions should be not less than certain portion of its risk-adjusted assets. As of December 31, 2018, Qiwi Bank JSC’s capital ratio is above the minimal level required of 8%. We monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the years ended December 31, 2018 and 2017 Qiwi Bank JSC met the capital adequacy requirements.

We manage our capital structure and make adjustments to it, in light of changes in economic conditions. Our capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may make dividend payments to shareholders or issue new shares. Currently, we require capital to finance our growth, but we generate sufficient cash from our operations. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments.

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Trade and other payables	27,499	27,499	—	—
Customer accounts and amounts due to banks	18,105	16,002	1,866	237

Total as of December 31, 2018	45,604	43,501	1,866	237

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Trade and other payables	19,599	19,599	—	—
Customer accounts and amounts due to banks	3,182	3,071	111	—

Total as of December 31, 2017	22,781	22,670	111	—

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

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to the credit risk for this type of receivables.

Set out below is the information about the credit risk exposure on our trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2018	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.26%	3%	36%	98%
Exposure at default	7,672	96	22	331	8,121
Expected credit loss	(20)	(3)	(8)	(323)	(354)

We evaluate the concentration of risk with respect to trade and other receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. The table below demonstrates the largest counterparties’ balances as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018
Top 5 counterparties	60%	47%	40%
Others	40%	53%	60%

We are also exposed to substantial credit risk through our payment-by-installment card project SOVEST, where Qiwi Bank JSC serves as a lender and bears substantially all credit risk on outstanding loans. When granting loans on SOVEST cards, we use automated scoring solvency models and evaluate individually each application for the probability of fraud and social default. We use the information from the major credit bureaus as well as certain other data including the evaluation of the potential effects of changes in macroeconomic conditions and regional affiliation of the applicant in order to approve or reject the application. We can then use manual verification for determining the credit limit for the approved applicants. We run advanced forward-looking models that are based on the analysis of the transactional behavior of individual customers in order to predict and stimulate usage as well as prevent fraud, and we use a migration matrix approach for calculation of the loan loss provisions.

As of December 31, 2018 the amount of total loans issued (net of expected credit loss allowance) was equal to RUB 5,274 million up from RUB 1,690 as of December 31, 2017, the corresponding amount of provisions for loan impairment was RUB 822 million as compared with RUB 222 million as compared to the same period in the prior year (see “ – Item 5. A. Operating results” for more details on the dynamics). The amount of credit loss expense for the year ended December 31, 2018 RUB 499 million. A loan is considered overdue when the borrower fails to make any payment due under the loan at the reporting date and an overdue amount is recognized as the aggregate amount of all amounts due from the borrower under the respective loan agreement including accrued interest and commissions in any. For the purposes of our internal credit risk assessment, we consider all loans with a principal and/or interest payment that is more than 90 days overdue as “non-performing”.

We distribute our installment cards to customers on a federal scale, across all regions of Russia. Our target audience includes Russian citizens with permanent registration and aged 18 to 70 years. We also use a variety of distribution channels and strategies to obtain clients and therefore believe that our credit risk is broadly diversified.

The management established a credit committee that develops and approves general principles for lending and takes special measures to mitigate credit risk such as reduction of the credit limits for unreliable clients, diversification of methods of work with overdue borrowers and more advanced scoring models for the new borrowers.

In addition to the above sources of credit risk, as of December 31, 2018, we had credit exposure to our counterparties in connection with our Qiwi Factoring business of RUB 1,559 million and in connection with financial and performance guarantees we provide to non-related parties, mostly our merchants (predominantly in betting space) in the amount of RUB 1,260 million.

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2018. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2018, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure.

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

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management excluded Rocketbank from its assessment of internal controls over financial reporting as of December 31, 2018, because the Group obtained a control over Rocketbank on July 25, 2018. Rocketbank is included in the 2018 consolidated financial statements and constitute RUB 180 million revenues and RUB 818 million net loss from the acquisition date to December 31, 2018.

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2018. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2018, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young LLC, our independent registered public accounting firm. Their report may be found below:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Qiwi plc

Opinion on Internal Control over Financial Reporting

We have audited Qiwi plc’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Qiwi plc (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Rocketbank, which is included in the 2018 consolidated financial statements of the Company and constituted RUB 180 million of revenues and RUB 818 million of net loss, from the acquisition date to December 31, 2018. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Rocketbank.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated March 28, 2019 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting policy. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

March 28, 2019

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

	For the year ended December 31,
	2017	2018
	(in RUB millions)
Audit Fees	44	46
Tax Fees	4	4
All Other Fees	8	4
Total	56	54

Audit Fees

Audit fees for 2017 and 2018 are the aggregate fees billed for the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees incurred in 2017 and 2018.

Tax Fees

Tax fees in 2017 and 2018 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2017 and 2018 relate to services in connection with corporate compliance matters as well as staff training and development costs.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 1.1 to QIWI plc’s Annual Report on Form 20-F, filed on March 28, 2018)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.4	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

8.1	Subsidiaries of the Registrant

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Consolidated financial statements

for the year ended December 31, 2018

Report of independent registered public accounting firm

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of QIWI plc (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 28, 2019 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernts and Young LLC

We have served as the Company’s auditor since 2008

Moscow, Russia

March 28, 2019

QIWI plc

Consolidated statement of financial position

As of December 31, 2018

(in millions of Rubles)

	Notes	As of December 31, 2017	As of December 31, 2018
Assets
Non-current assets
Property and equipment	9	724	1,074
Goodwill and other intangible assets	10, 11,	10,807	10,846
Investments in associates	20	—	812
Investments in joint ventures	21	832	836
Long-term debt instruments	31	1,100	497
Long-term loans	12, 31	164	230
Other non-current assets		64	110
Deferred tax assets	27	245	157

Total non-current assets		13,936	14,562

Current assets
Trade and other receivables	13	9,648	8,042
Short-term loans	12	1,691	6,890
Short-term debt instruments	31	704	1,432
Prepaid income tax		187	112
Other current assets	15	458	929
Cash and cash equivalents	14	18,406	40,966

Total current assets		31,094	58,371

Assets of disposal group classified as held for sale		29	90

Total assets		45,059	73,023

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	16	1	1
Additional paid-in capital		1,876	1,876
Share premium	16	12,068	12,068
Other reserve		1,462	2,097
Retained earnings		5,715	9,091
Translation reserve		(2)	513

Total equity attributable to equity holders of the parent		21,120	25,646
Non-controlling interests		37	60

Total equity		21,157	25,706

Non-current liabilities
Long-term Customer accounts	19	—	237
Other non-current liabilities		10	1
Deferred tax liabilities	27	826	743

Total non-current liabilities		836	981

Current liabilities
Trade and other payables	18	19,599	27,499
Customer accounts and amounts due to banks	19	3,182	17,868
VAT and other taxes payable		198	428
Income tax payable		32	10
Other current liabilities	15	51	531

Total current liabilities		23,062	46,336

Liabilities directly associated with the assets of a disposal group classified as held for sale		4	—

Total equity and liabilities		45,059	73,023

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2018

(in millions of Rubles, except per share data)

		Year ended December 31
	Notes	2016*	2017*	2018
Revenue:		17,880	20,897	30,610

Payment processing fees		14,999	17,265	23,694
Interest revenue calculated using the effective interest rate	22	899	1,052	1,854
Fees from inactive accounts and unclaimed payments		1,290	1,310	1,419
Other revenue	22	692	1,270	3,643

Operating costs and expenses:		(13,743)	(16,906)	(26,161)

Cost of revenue (exclusive of depreciation and amortization)	23	(8,646)	(9,763)	(15,129)
Selling, general and administrative expenses	24	(3,208)	(6,023)	(9,671)
Depreciation and amortization	9, 10	(796)	(796)	(864)
Credit loss expense*	12, 13, 14, 28	(215)	(220)	(474)
Impairment of intangible assets	10, 11	(878)	(104)	(23)

Profit from operations		4,137	3,991	4,449

Other income and expenses, net	25	(79)	(41)	(227)
Foreign exchange gain	30	1,040	257	1,311
Foreign exchange loss	30	(1,963)	(373)	(1,049)
Interest income and expenses, net		(28)	6	17

Profit before tax		3,107	3,840	4,501
Income tax expense	27	(618)	(698)	(875)

Net profit		2,489	3,142	3,626

Attributable to:
Equity holders of the parent		2,474	3,114	3,584
Non-controlling interests		15	28	42
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(330)	(133)	525

Total comprehensive income, net of tax effect of nil		2,159	3,009	4,151

Attributable to:
Equity holders of the parent		2,144	2,981	4,099
Non-controlling interests		15	28	52
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	8	40.91	51.25	58.56
Diluted, profit attributable to ordinary equity holders of the parent	8	40.79	50.92	58.06

*	Credit loss expense for the years 2016 and 2017 were separated from of Selling, general and administrative expenses as a result of adoption of IFRS 9 for comparative purposes.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2018

(in millions of Rubles)

		Year ended December 31
	Notes	2016	2017	2018
Cash flows from operating activities
Profit before tax		3,107	3,840	4,501
Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	9, 10	796	796	864
Foreign exchange loss/(gain), net		923	116	(262)
Interest income, net	22	(834)	(1,016)	(1,782)
Credit loss expense	12, 13, 14, 28	215	220	474
Share-based payments	32	224	398	635
Impairment of intangible assets	10, 11	878	104	23
Loss from initial recognition	24	—	—	143
Other		80	46	417

Operating profit before changes in working capital		5,389	4,504	5,013
(Increase)/decrease in trade and other receivables		(709)	(3,683)	1,127
(Increase)/decrease in other assets		(127)	150	(529)
Increase in customer accounts and amounts due to banks		90	898	14,601
Increase in trade and other payables		1,020	3,414	7,347
Loans issued from banking operations		—	(1,888)	(5,827)

Cash flows generated from operations		5,663	3,395	21,732
Interest received		858	1,048	1,795
Interest paid		(101)	(70)	(113)
Income tax paid		(877)	(813)	(769)

Net cash flow generated from operating activities		5,543	3,560	22,645

Cash flows (used in)/generated from investing activities
Acquisition of joint control company	6	—	(813)	(21)
Cash received upon /(used in) business combination	6	(10)	(321)	138
Purchase of property and equipment		(388)	(292)	(736)
Purchase of intangible assets		(298)	(566)	(385)
Loans issued		(675)	(376)	(187)
Repayment of loans issued		774	316	4
Purchase of debt instruments		(549)	(1,376)	(810)
Proceeds from settlement of debt instruments		1,326	1,775	672

Net cash (used in)/generated from investing activities		180	(1,653)	(1,325)

Cash flows (used in)/generated from financing activities
Proceeds from borrowings		2	—	—
Repayment of borrowings		(4)	—	—
Dividends paid to owners of the Group	26	(4,628)	(2,148)	—
Dividends paid to non-controlling shareholders		(7)	(12)	(29)

Net cash used in financing activities		(4,637)	(2,160)	(29)

Effect of exchange rate changes on cash and cash equivalents		(1,428)	(333)	1,240

Net increase/(decrease) in cash and cash equivalents		(342)	(586)	22,531

Cash and cash equivalents at the beginning of year	14*	19,363	19,021	18,435

Cash and cash equivalents at the end of year	14*	19,021	18,435	40,966

*

Cash and cash equivalents at the end of year 2016 and 2017 do not reconcile to Note 14 by 24 and 29 respectively, due to the amount of cash classified as part of assets held for sale as of December 31, 2016 and 2017.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2018

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares outstanding	Amount
Balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,715	(2)	21,120	37	21,157

Impact of adopting IFRS 9	2.3(e)	—	—	—	—	—	(208)	—	(208)	—	(208)
Balance as of January 1, 2018		60,932,654	1	1,876	12,068	1,462	5,507	(2)	20,912	37	20,949

Profit for the year		—	—	—	—	—	3,584	—	3,584	42	3,626
Exchange differences on translation of foreign operations		—	—	—	—	—	—	515	515	10	525

Total comprehensive income		—	—	—	—	—	3,584	515	4,099	52	4,151

Share-based payments	32	—	—	—	—	635	—	—	635	—	635
Exercise of options	16	518,859	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(29)	(29)

Balance as of December 31, 2018		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2018

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital		Other reserves	Retained earnings	Translation reserve	Total
		Number of shares outstanding	Amount		Share premium
Balance as of December 31, 2016		60,597,034	1	1,876	12,068	1,064	4,808	131	19,948	21	19,969

Profit for the year		—	—	—	—	—	3,114	—	3,114	28	3,142
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(133)	(133)	—	(133)

Total comprehensive income		—	—	—	—	—	3,114	(133)	2,981	28	3,009

Share-based payments	32	—	—	—	—	398	—	—	398	—	398
Exercise of options	16	335,620	—	—	—	—	—	—	—	—	—
Dividends (36 RUR per share)	26	—	—	—	—	—	(2,207)	—	(2,207)	—	(2,207)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(12)	(12)

Balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,715	(2)	21,120	37	21,157

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2018

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital		Other reserves	Retained earnings	Translation reserve	Total
		Number of shares outstanding	Amount		Share premium
Balance as of December 31, 2015		60,418,601	1	1,876	12,068	840	7,177	461	22,423	13	22,436

Profit for the year		—	—	—	—	—	2,474	—	2,474	15	2,489
Exchange differences on translation of foreign operations		—	—	—	—	—	—	(330)	(330)	—	(330)

Total comprehensive income		—	—	—	—	—	2,474	(330)	2,144	15	2,159

Share-based payments	32	—	—	—	—	224	—	—	224	—	224
Exercise of options	16	178,433	—	—	—	—	—	—	—	—	—
Dividends (80 RUR per share)	26	—	—	—	—	—	(4,843)	—	(4,843)	—	(4,843)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(7)	(7)

Balance as of December 31, 2016		60,597,034	1	1,876	12,068	1,064	4,808	131	19,948	21	19,969

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2018

(in millions of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2018 were authorized for issue by Board of Directors on March 14, 2019.

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

Sergey Solonin is the ultimate controlling shareholder of the Group as of December 31, 2018.

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
-

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

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2017, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2018. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers for the first time in 2018. The nature and effect of changes to the Group’s financial statements as a result of adopting these standards are disclosed below.

Several other amendments and interpretations are applied for the first time in 2018, but do not have an impact on the consolidated financial statements of the Group.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments replaces IAS 39 Financial Instruments: Recognition and Measurement for annual periods beginning on or after January 1, 2018, bringing together all three aspects of the accounting for financial instruments: classification and measurement; impairment; and hedge accounting.

The Group applied IFRS 9 prospectively, with the initial application date of January 1, 2018 without adjusting the comparative information for the prior periods.

(a) Classification and measurement

Under IFRS 9, all debt financial assets that do not meet a “solely payment of principal and interest” (SPPI) criterion, are classified as accounted at fair value through profit or loss (FVPL). Under this criterion, debt instruments that do not correspond to a “basic lending arrangement”, such as instruments containing embedded conversion options or “non-recourse” loans, are measured at FVPL. For debt financial assets that meet the SPPI criterion, classification at initial recognition is determined based on the business model, under which these instruments are managed:

•	Instruments that are managed on a “hold to collect” basis are measured at amortised cost;

•	Instruments that are managed on a “hold to collect and for sale” basis are measured at fair value through other comprehensive income (FVOCI);

•	Instruments that are managed on other basis, including trading financial assets, will be measured at FVPL.

Equity financial assets are required to be classified at initial recognition as FVPL unless an irrevocable designation is made to classify the instrument as FVOCI. For equity investments classified as FVOCI, all realised and unrealised gains and losses, except for dividend income, are recognised in other comprehensive income with no subsequent reclassification to profit and loss.

The classification of financial liabilities remains largely unchanged from the current IAS 39 requirements. Derivatives will continue to be measured at FVPL. Embedded derivatives are no longer separated from a host financial asset.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

The IFRS 9 had no impact on the Group’s balance sheet or equity on applying the classification requirements. The accounting for the Group’s financial assets and liabilities remains largely the same as it was under IAS 39. The Group continues measuring at fair value all financial assets currently held at fair value (FVPL). The Group analysed the contractual cash flow characteristics of cash at banks, debt securities, loans and trade receivables and concluded that they meet the criteria for amortised cost measurement under IFRS 9. Therefore, reclassification for these instruments was not required.

(b) Impairment

The adoption of IFRS 9 has fundamentally changed the Group’s accounting for impairment losses for financial assets by replacing IAS 39’s incurred loss approach with a forward-looking expected credit loss (ECL) approach.

IFRS 9 requires the Group to record an allowance for ECLs for all loans and other debt financial assets not held at FVPL. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12mECL). The 12mECL is the portion of LTECL that represent the ECLs that result from default events on a financial instrument that are possible within the 12 months after the reporting date. Both LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. The mechanics of the ECL calculations are outlined below and the key elements are as follows:

•	PD	The Probability of Default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognised and is still in the portfolio.
•	EAD	The Exposure at Default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.
•	LGD	The Loss Given Default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realisation of any collateral. It is usually expressed as a percentage of the EAD.

For other financial assets (i.e., cash in banks, loans and debt instruments) and financial liabilities (i.e., financial guaranties and credit related commitments) the Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

In all cases, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due. The Group considers a financial asset in default when contractual payment are 90 days past due (except for particular sort of Trade and other receivables of 60 days). However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

For Trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group has established a provision matrix that is based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For instalment card loans and its undrawn credit commitments ELC calculation the Group uses internal historical instalment card loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

The adoption of the ECL requirements of IFRS 9 resulted in increases in impairment allowances of the Group’s financial assets. The increase in allowance resulted in adjustment to Retained earnings. The statement of financial position as at December 31, 2017 was restated for the amount presented in the table below (see clause (e)).

(c) Hedge accounting

The Group does not use hedge accounting in its financial statements.

(d) Other adjustments

In addition to the adjustments described above, on adoption of IFRS 9, other items of the primary financial statements such as deferred taxes and retained earnings were also adjusted.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

(e) Effect of transition to IFRS 9

Impact of adopting IFRS 9 on the statement of financial position (increase/(decrease)) as at December 31, 2017:

	Adjustments	Amount
Assets
Trade and other receivables	(b)	(33)
Loans issued	(b)	(108)
Debt instruments	(b)	(5)
Deferred tax assets	(d)	49
Total assets		(97)
Liabilities
Other current liabilities	(b)	111
Total Liabilities		111

Net impact on equity, Including		(208)

Retained earnings	(b), (d)	(208)

The reconciliations for the opening loss provision allowances under IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 Provisions Contingent Liabilities and Contingent Assets to the Expected Credit Losses (ECL) allowances under IFRS 9 are disclosed in the table below:

	Loan loss provision under IAS 39/IAS 37 as of December 31, 2017	Remeasurement	ECLs under IFRS 9 as of January 1, 2018
Impairment allowance for:
Debt instruments	—	(5)	(5)
Trade and other receivables	(545)	(33)	(578)
Loans issued	(321)	(108)	(429)
Undrawn credit commitments	—	(111)	(111)

	(866)	(257)	(1,123)

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

IFRS 15 Revenue from Contracts with Customers

IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue and related Interpretations and applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards. The new standard establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognised at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer.

The standard requires entities to exercise judgement, taking into consideration all of the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The Group analysed all aspects and requirements of IFRS 15 and noted no impact on its operations accounting or financial statements. The Group adopted IFRS 15 using the full retrospective method of adoption.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine a date of the transactions for each payment or receipt of advance consideration. This Interpretation had no impact on the Group’s consolidated financial statements.

Amendments to IAS 28 Investments in Associates and Joint Ventures

The amendments clarify that an entity that is a venture capital organisation, or other qualifying entity, may elect, at initial recognition on an investment-by-investment basis, to measure its investments in associates and joint ventures at fair value through profit or loss. If an entity, that is not itself an investment entity, has an interest in an associate or joint venture that is an investment entity, the entity may, when applying the equity method, elect to retain the fair value measurement applied by that investment entity associate or joint venture to the investment entity associate’s or joint venture’s interests in subsidiaries. This election is made separately for each investment entity associate or joint venture, at the later of the date on which:

(a) the investment entity associate or joint venture is initially recognised;

(b) the associate or joint venture becomes an investment entity; and

(c) the investment entity associate or joint venture first becomes a parent.

These amendments had no impact on the Group’s consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued but not yet effective

IFRS 16—Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognise a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use assets). Lessees will be required to separately recognise the interest expense on the lease liability and the depreciation expense on the right-of-use assets.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognise the amount of the remeasurement of the lease liability as an adjustment to the right-of-use assets.

Lessor accounting under IFRS 16 is substantially unchanged from legacy accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs. The Group will apply IFRS 16 for the periods beginning on January 1, 2019 using modified retrospective approach.

Most contracts where the Group acts as a lessee (except for long-term contract for offise premises lease), fall under the recognition exemption for being short-term leases. The Group will not recognize either assets or liabilities for them and will continue recognize expenditure arising from them as expenses on rent of premises and related utility expenses (within selling, general, and administrative expenses) as they are incurred.

Accounting of several long-term contracts of lease of office premises where the Group acts as a lessee, will have a material effect on the consolidated financial statements of the Group. This effect will result from recognition of lease liabilities and right-of-use assets and from derecognition of accounts payable related to these contracts.

Lease liabilities will be recognized at the date of initial application at the present value of the remaining lease payments discounted using the Group’s incremental borrowing rate at the date of initial application.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued but not yet effective (continued)

Right-of use assets will be recognized at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. No impairment will be accrued on right-of-use assets as at the date of initial application.

The accumulated balance of accounts payable representing rent expenses recognized but not paid under some contracts as at the transition date will be written off to retained earnings of prior periods at the date of initial application.

The provisional Impact of adopting IFRS 16 on the statement of financial position (increase/ (decrease)) as at January 1, 2019:

Amount
Assets
Property and equipment (Right-of-use assets)	1,088
Other non-current assets (Advances issued (long-term))	(9)
Trade and other receivables (Advances issued (short-term))	(3)
Deferred tax assets	(29)
Total assets	1,047
Liabilities
Long-term portion of lease liabilities	702
Short-term portion of lease liabilities	360
Trade and other payables (Other payables)	(132)
Total Liabilities	930

Net impact on equity, Including	117

Retained earnings	117

The following other new pronouncements are not expected to have any material impact on the Group when adopted:

•	Long-term Interests in Associates and Joint Ventures – Amendments to IAS 28 (issued on October 12, 2017 and effective for annual periods beginning on or after January 1, 2019).

•	Annual Improvements to IFRSs 2015-2017 cycle—Amendments to IFRS 3, IFRS 11, IAS 12, IAS 23 (issued on December 12, 2017 and effective for annual periods beginning on or after January 1, 2019).

•	Prepayment Features with Negative Compensation – Amendments to IFRS 9 (issued on October 12, 2017 and effective for annual periods beginning on or after January 1, 2019).

•	Amendments to References to the Conceptual Framework in IFRS Standards (issued on March 29, 2018 and effective for annual periods beginning on or after January 1, 2020).

•	Amendments to IAS 1 and IAS 8: Definition of Material (issued on October 31, 2018 and effective for annual periods beginning on or after January 1, 2020).

•	Amendment to IFRS 3 Business Combinations (issued on October 22, 2018 and effective for annual periods beginning on or after January 1, 2020).

•	IFRIC Interpretation 23 Uncertainty over Income Tax Treatment (issued on June, 2017 and effective for annual periods beginning on or after January 1, 2019).

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

The Group’s investment in its associate and joint ventures are accounted for using the equity method. An associate is an entity in which the Group has significant influence. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. unanimous consent of the parties) have rights to the net assets of the arrangement.

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

The Group’s share of profit of an associate/joint venture is shown on the face of the statement of comprehensive income or in the notes. This is the profit attributable to equity holders of the associate/joint venture and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate/joint venture.

The financial statements of the associates/joint ventures are prepared for the same reporting period as the Group. When necessary, adjustments are made to bring the accounting policies in line with those of the Group.

After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on its investment in its associates/joint ventures. The Group determines at each reporting date whether there is any objective evidence that the investment in the associate/joint venture is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of an investment in associate/joint venture and its carrying value and recognizes any respective loss in the statement of comprehensive income.

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

The exchange rates of the Russian ruble to each respective currency as of December 31, 2018 and 2017 were as follows:

	Average exchange rates for the year ended December 31,		Exchange rates at December 31,
	2017	2018	2017	2018
US Dollar	58.3529	62.7078	57.6002	69.4706
Euro	65.9014	73.9384	68.8668	79.4605
Kazakhstan Tenge (100)	17.8959	18.1717	17.3184	18.0570
Belarussian Ruble	30.2125	30.7630	29.1013	32.0732
Moldovan Leu (10)	31.6871	37.3239	33.6548	40.9084
New Romanian Leu	14.4216	15.8887	14.7822	17.0501

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

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Customer relationships and contract rights	4-15 years
Computer Software	3-10 years
Bank license	indefinite
Trademarks and other intangible assets	3-11 years

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

Intangible assets with indefinite useful life

Intangible assets with indefinite useful life are tested for impairment annually as of December 31, either individually or at the cash generating unit level, as appropriate and whenever events and circumstances indicate that an asset may be impaired.

3.7	Financial assets

3.7.1	Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortised cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

In order for a financial asset to be classified and measured at amortised cost or fair value through OCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (SPPI)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

3.7.2	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortised cost

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition

•	Financial assets at fair value through profit or loss

Financial assets at amortised cost

This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, And

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Group’s financial assets at amortised cost includes debt instruments, trade and other receivables and loans issued.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading, financial assets designated upon initial recognition at fair value through profit or loss, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through profit or loss, irrespective of the business model.

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognised in the profit or loss section of statement of comprehensive income.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

The Group’s financial assets at fair value through profit or loss includes few loans issued that did not pass SPPI test.

Financial assets at fair value through OCI

The Group’s has no financial assets at fair value through OCI with recycling or with no recycling of cumulative gains and losses upon derecognition.

3.7.3	Impairment—credit loss allowance for ECL

The Group assesses and recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss.

The measurement of ECL reflects:

•	an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes;

•	the time value of money; and

•

all reasonable and supportable information that is available without undue cost and effort at the end of each reporting period about past events, current conditions and forecasts of future economic conditions.

Debt instruments measured at AC are presented in the consolidated statement of financial position net of the allowance for ECL.

For loan commitments (where those components can be separated from the loan), a separate provision for ECL is recognised as other financial liabilities as part of accounts payable in the consolidated statement of financial position. For debt instruments at FVOCI, an allowance for ECL is recognised in profit or loss and it affects fair value gains or losses recognised in OCI rather than the carrying amount of those instruments.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.7	Financial assets (continued)

The Group applies a “three stage” model for impairment in accordance with IFRS 9, based on changes in credit quality since initial recognition:

1.

A financial instrument that is not credit-impaired on initial recognition is classified in Stage 1. Financial assets in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that results from default events possible within the next 12 months (12 month ECL).

2.

If the Group identifies a significant increase in credit risk (“SICR”) since initial recognition, the asset is transferred to Stage 2 and its ECL is measured based on ECL on a lifetime basis (lifetime ECL).

3.	If the Group determines that a financial asset is credit-impaired, the asset is transferred to Stage 3 and its ECL is measured as a lifetime ECL.

For financial assets that are credit-impaired on purchase or at origination, the ECL is always measured at a lifetime ECL. Note 31 provides information about inputs, assumptions and estimation techniques used in measuring ECL, including an explanation of how the Group incorporates forward-looking information in the ECL models.

3.7.4	Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•	The rights to receive cash flows from the asset have expired

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

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognised initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and other payables, bank overdraft, financial guarantees, undrawn loan commitments, customer accounts and amounts due to banks.

3.8.2	Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. The Group has no such instruments.

Loans and deposits

This is the category most relevant to the Group. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in profit or loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the profit or loss section of statement of comprehensive income.

Financial guarantees

Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the amount initially recognised less cumulative amortisation recognised in the income statement, and an ECL allowance. The premium received is recognised in the income statement in Commissions and other revenue on a straight line basis over the life of the guarantee.

Undrawn loan commitments

Undrawn loan commitments are commitments under which, over the duration of the commitment, the Group is required to provide a loan with pre-specified terms to the customer. Similar to financial guarantee contracts, under IAS 39, a provision was made if they were an onerous contract but, from January 1, 2018, these contracts are in the scope of the ECL requirements.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.8	Financial liabilities (continued)

3.8.3	Derecognition

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

In accordance with terms and conditions of use of e-wallet accounts and system rules, the Group charges a fee on its consumers on the balance of unused accounts after certain period of inactivity and unclaimed payments. Such fees are recorded as revenues in the period a fee is charged.

3.8.4	Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

•	There is a currently enforceable legal right to offset the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

The right of set-off:

•	Must not be contingent on a future event; and

•	Must be legally enforceable in all of the following circumstances:

(i) the normal course of business;

(ii) the event of default; and

(iii) the event of insolvency or bankruptcy of the entity and all of the counterparties

3.9	Cash and cash equivalents

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

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 15% in 2018, 2017 and 2016) to the annual gross remuneration of each employee. For the year ended December 31, 2018 defined contributions to pension fund of Russia of the Group amounted to 886 (2017 – 473; 2016 – 315).

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

Performance guarantees

Performance guarantees are contracts that provide compensation if another party fails to perform a contractual obligation. Performance guarantees are initially recognized at their fair value, which is usually equal to the amount of fees received. This amount is amortised on a straight line basis over the life of the contract. Performance guarantees do not transfer credit risk. The risk under performance guarantee contracts is the possibility that the failure to perform the contractual obligation by another party occurs.

3.12	Special contribution for defence of the Republic of Cyprus

Dividend Distribution

Cyprus entities that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 17% rate for 2016, 2017, 2018 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholder as of December 31, 2018 is non-Cypriot tax resident and as such the Cypriot deemed dividend distribution rules are not applicable.

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

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.14	Revenue from contracts with customers and transaction cost recognition

Revenue from contracts with customers is recognized when control of the services are transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer. Revenues and related cost of revenue from services are recognized in the period when services are rendered, regardless of when payment is made.

All performance obligations are either satisfied at a point of time or over time. In the former case they represent a separate instantaneous service, in the latter – a series of distinct services that are substantially the same and that have the same pattern of transfer to the customers. Such performance obligations are invoiced at least monthly. Progress of performance obligations satisfied over time is measured by output method. The Group recognizes most of the revenue at a point of time.

Contract price is allocated separately to each performance obligation. There are generally no variable amounts affecting consideration by the moment such consideration is recognized as revenue. In the rare cases when the variability exists, the Group makes estimate of amount to be recognized basing on appropriate budgets and models. Consideration from customers does not have any non-cash component. Consideration payable to a customer is accounted as a reduction of the transaction price and,therefore, of revenue. Consideration from customers is normally received within a few months and never in more than a year. Consequently, the Group believes it contains no significant financing component.

Within some components of its business, the Group pays remuneration to the employees and third parties for attracting customers. The costs which are incremental to acquisition of new customers are further analysed for recoverability. Generally, this expenditure is not expected to be reimbursed by future incomes and is not capitalized as costs to obtain a contract.

Payment processing fee revenues and related transaction costs

Payment processing fee revenues include the following types:

•	fees for processing of consumer payment (consumer fee and merchant fee),

•	conversion fees.

The Group earns a fee for processing payments initiated by the individuals (“consumers”) to pay to merchants and service providers (“merchants”) or transfer money to other individuals. Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or network of agents and bank-participants of payment system or through the Group’s website or applications using a unique user login and password (e-payments). Payment kiosks are owned by third parties – cash collection agents (“agents”). When consumer payment is processed, the Group may incur transaction costs to acquire payments payable to agents, bank-participants, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants or individuals accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross. Any fees from agents and other service providers are recorded as reduction of transactions costs unless the fee relates to distinct service rendered by the Group.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.14	Revenue from contracts with customers and transaction cost recognition (continued)

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

Cash and settlement services

The Group charges a fee for managing current bank accounts and deposits of individuals and legal entities, including guarantee deposits from agents placed with the bank to cover consumer payments they accept. Related revenue is recorded as services are rendered or as transactions are processed.

Other revenues

Other revenues include revenues from commissions charged for consumer financial services, advertising activities, guarantee commissions and some other minor activities.

Loyalty programme

The Group’s component engaged in banking services to retail customers has a loyalty programme, which allows customers to accumulate loyalty points that are accrued as percentage of purchases made using bank cards and can be used to reimburse future purchases. Revenue is therefore decreased by the nominal value of points awarded to customers during the period multiplied by the probability of their subsequent realization.

3.15.	Recognition of interest income and interest expense

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR method. The EIR (and therefore, the amortised cost of the asset) is calculated by taking into account any discount or premium on acquisition, fees and costs that are an integral part of the EIR of the financial instrument.

The Group calculates interest income by applying the EIR to the gross carrying amount of financial assets other than credit-impaired assets. When a financial asset becomes credit-impaired and is, therefore, regarded as ‘Stage 3’, the Bank calculates interest income by applying the effective interest rate to the net amortised cost of the financial asset. If the financial assets restore and is no longer credit-impaired, the Bank reverts to calculating interest income on a gross basis.

Interest income from bank loans and short-term and long-term investments performed as part of the Group’s treasury function is classified as part of revenues, Interest income derived from loans issued to various third and related parties as part of other arrangements is classified as interest income. Cash receipts of both types of interest are included into interest received in the statement of cash flows.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.15	Recognition of interest income and interest expense (continued)

Interest expense from bank borrowings intended to attract funds for reinvestment is classified as part of cost of revenue. Interest expense derived from borrowings attracted from various third parties as part of other arrangements and interest expense from bank guaranties is classified as interest expense not as part of cost of revenue. Cash disbursements of both types of interest are included into interest paid in the statement of cash flows.

3.16	Share-based payments

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

The option awards that are outstanding as of December 31, 2018, 2017 and 2016 can only be settled in shares, that is why they are accounted for as equity-settled transactions.

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

Significant judgments

Revenue recognition

Revenue from SOVEST project – applicable standards

SOVEST project implies offering interest free loans to individuals for the purchases made with installment cards plus various options connected to the use of these cards. It brings revenues in the form of commissions from merchants and card-holders as well as interchange fee from the payment system. The Group exercises significant judgment in determining which of these commissions fall within the scope of IFRS 9 or IFRS 15. The resulting conclusion depends mainly on whether a commission can be linked to a specific lending arrangement or not.

Revenue from inactive accounts and unclaimed payments

The Group stipulates in its public offers the term during which a customer who failed to identify correctly the recipient of his transfer can return to correct the identification details or claim money back. If the customer does not return, the whole amount of transfer is appropriated by the Group in the period of specified time in public offer. Similarly, the Group charges a daily commission on the balance of wallets that remained inactive during the period indicated in the public offer. The Group believes that including these rules into its public offers gives it appropriate legal rights to recognize the distinguishment of customer liabilities and, therefore, record related gain as revenue.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Recognition of control, joint control, or significant influence over entities

In assessing business combination we analyse all the relevant terms and conditions of management of the acquired or newly established entities and exercise judgment in deciding whether the Group has control, joint control, or significant influence over them. As a result certain acquisitions where the Group’s share is over 50% may not be recognized as consolidated subsidiaries and vice versa. See Note 6 for details.

Acquisition of business in the form of separate assets

In 2018 the Group completed acquisition of Rocketbank business that does not represent a separate legal entity. The acquisition was made through a combination of contracts on purchase of major non-current assets, transfer of employees etc. Since the assets and other resources have been acquired in order to operate them as a business, these transactions were accounted for using the acquisition method as a single transaction. The acquisition date was the date when the Group obtained control over the last key element of the business. All the cash amounts paid by the Group under any of the contracts related to the acquisition were treated as consideration. See Note 6 for details.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant estimates and assumptions

Significant estimates reflected in the Company’s financial statements include, but are not limited to:

•	Fair values of assets and liabilities acquired in business combinations;

•	Fair value of assets transferred in non-monetary transactions;

•	Useful life of property, equipment and Intangible assets

•	Impairment of intangible assets, goodwill, investments in associates and joint ventures;

•	Recoverability of deferred tax assets;

•	Fair value of loans issued;

•	Impairment of loans and receivables;

•	Measurement of cost associated with share-based payments;

•	Uncertain position over risk assessment;

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

Fair value of assets transferred in non-monetary transactions

The Group was engaged in a transaction of establishment of JSC Tochka during the reporting period. In this process, the Group invested a number of assets into the newly established entity (fixed assets, intangible assets, promissory notes). Fair value of promissory notes is deemed equal to their nominal value because they can be instantly exchanged for cash. Fair value of fixed assets and intangible assets is deemed equal to their carrying amount because these assets had been purchased not long ago from a unrelated party.

Impairment of goodwill and intangible assets

The Group determines the following material CGUs: SOVEST, Payment services, Postomatnye Tekhnologii, Tochka, Rocketbank and Flocktory. For the purpose of goodwill impairment test, the Group estimates the recoverable amounts of Payment services CGU as fair value less costs of disposal on the basis of quoted prices of Company’s ordinary shares. See also Note 11 below for details. For the purpose of intangible assets with indefinite useful life impairment test, the Group estimates the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, the Group estimates the recoverable amounts as higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

Impairment of investments in associates and joint ventures

Group’s investments in significant associates and joint ventures are generally designated as separate CGUs. The recoverable amount of these CGUs is determined based on a value in use calculation using appropriate financial models. See Note 11 for details.

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

Fair value of loans issued

The Group measures loans issued at amortized cost using effective interest rate (EIR) method. EIR is assumed to be equal to loan market rates which are defined on market participants statistic available to the Group.

ECL measurement

The Group applied statements for impairment of IFRS 9 starting the year 2018 as change in accounting policy and disclosed it in the Note 2.3.

Further details on provision for impairment of loans and receivables are disclosed in Notes 12, 13.

Measurement of cost associated with share-based payments

Share-based payments included expenses incurred under employee stock option plan (ESOP) and restricted stock unit plan (RSU). See also Note 32 below for more details.

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

Expected dividend yield

The Group set an dividend yield based on historical payout and best management’s expectation for dividends distribution.

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

Expected dividend yield

The Group set an dividend yield based on historical payout and best management’s expectation for dividends distribution.

Fair value of the underlying shares

The fair value of shares defined by reference to closing market price of the Group’s traded shares.

Estimated forfeitures

The forfeiture rate for RSUs granted during the period is 11-16%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

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

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2017	As of December 31, 2018
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI—M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL (Romania)	Operation of electronic payment kiosks	100%	100%
QIWI WALLET EUROPE SIA (Latvia)	Operation of on-line payments	100%	100%
QIWI Retail LLC (Russia)*	Sublease of space for electronic payment kiosks	100%	—
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
Attenium LLC (Russia)	Management services	100%	100%
Postomatnye Tekhnologii LLC (Russia)	Logistic	100%	100%
Future Pay LLC (Russia)	Operation of on-line payments	100%	100%
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
QIWI Shtrikh LLC (Russia)	On-line cashbox production	51%	51%
QIWI Platform LLC (Russia)	Software development	100%	100%
QIWI Processing LLC (Russia)	Software development	100%	100%

Joint ventures (Note 6, Note 21)
Flocktory Ltd (Cyprus)	Holding company	82%	82%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	82%	82%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	82%	82%

Associate (Note 6, Note 20)
JSC Tochka (Russia)	Digital services for banks	—	40%

*	QIWI Retail LLC was liquidated during the year 2018.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions and business combinations

2018

Rocketbank

In July 2018, the Group obtained control over Rocketbank business, which does not represent a separate legal entity and will operate under the banking license of QIWI bank . Rocketbank is primarily focused on consumer financial services. The transaction was structured as an acquisition of assets combined with hiring of Rocketbank employees by the Group. The acquisition has been accounted for using the acquisition method. Pre-existing relationships between the Group and Rocketbank were not significant.

Consideration paid for Rocketbank business comprises only of cash in the amount of 183.

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value
Net assets acquired:
Property and equipment	113
Intangible assets	393
Deferred tax asset	3
Other liabilities	(419)

Total identifiable net assets at fair value	90

Consideration paid	183

Goodwill arising on acquisition	93

Goodwill in the amount of 93 relates to qualified workforce and is equal to the difference between fair value of net assets acquired in the business acquisition and the consideration paid. Goodwill was allocated to CGU Rocketbank. The Group determined the fair value of Rocketbank software, trademarks, client base and recognized as intangible assets as 393. The Group also obtained a liability regarding loyalty program of the acquired client base in the amount of 419. The Group received a compensation in the amount of 321 from seller for loyalty program liability transferred which was included as decrease of consideration paid. None of the goodwill recognised is expected to be deductible for income tax purposes.

Revenue of Rocketbank business from the acquisition date to the reporting date amounted to 180 and the net loss was 818. If Rocketbank business had been part of the Group from the beginning of the year, the Group’s revenue through to the reporting date would have amounted to 31,016 and net profit to 2,266.

Analysis of cash flows on acquisition for 2018:	Amount
Cash paid to the seller for non-current assets	(83)
Cash paid to the top-management of Rocketbank	(100)
Cash received from the seller	321

Total cash received upon business combination in the year 2018	138

Cash paid to the seller purchases of non-current assets of Rocketbank in the year 2017 was 321.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions and business combinations (continued)

JSC Tochka

In June 2018, the Group, Bank Financial Corporation Otkritie and Tochka management signed a cooperation agreement to establish a new entity to develop the Tochka project together as a multi-banking platform. In July 2018 new entity JSC Tochka was created. Tochka is a digital banking service focused on offering a broad range of services to small and medium businesses. The capital structure of the new entity is as follows: Otkritie Bank has 50% + 1 share, QIWI—40% and Tochka management has 10%—1 share, while dividends and potential capital gains are distributed as follows: QIWI and Otkritie Bank to receive 45% each and 10% will be attributed to Tochka management. QIWI Group assesses its share in the new entity at 45% (according to its share in dividends and potential capital gains). Otkritie can impose its decisions by forcefully acquiring the shares of other partners in case of deadlocks, so the Group believes it only has significant influence over JSC Tochka. The Group recognizes this investment as an associate and has been accounted for it under the equity method. As part of the transaction Bank Financial Corporation Otkritie, Tochka management and the Group agreed to each contribute their assets to the new entity, including software, hardware and cash financing.

The structure of the Group contribution was the following:

Non-monetary assets	125
Monetary assets*	992

Total contribution	1,117

*	No cash was paid during 2018.

No significant additional contributions are expected to be made in the next periods.

The fair value of assets contributed to JSC Tochka was:

Fair value
Property and equipment	47
Intangible assets	88
Cash, accounts receivable and promissory notes	1,753

Total contributions	1,888

Group’s share (45%)	850

Contribution of the Group	1,117

Loss on set up of associate	(267)

The loss in the amount of 267 relates to disproportional contribution of assets by the Group as compared to other shareholders and is equal to the difference between the fair value of the obtained share in the JSC Tochka’s assets and Group contribution made.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions and business combinations (continued)

2017

FLOCKTORY

On March 22, 2017, the Group acquired 82% stake in Flocktory Ltd, non-public company, operating in Russia and Spain. Flocktory Ltd operates through its subsidiaries Flocktory Spain S.L. and FreeAtLast LLC (Russia). The Flocktory’s business is primarily focused on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, which are based on data collection and analysis and substantively represents SaaS platform for customer lifecycle management and personalization.

According to the shareholders’ agreement and Flocktory articles of association, decisions on relevant activities require unanimous consent of all shareholders. Thus, since the date of acquisition the Group has exercised a joint control over Flocktory Ltd and recognized it as a joint venture accounted for under equity method. Pre-existing relationships between the Group and Flocktory group were not significant.

QIWI entered into call and put option agreements with respect to the remaining 18% stake in Flocktory Ltd. Put option provides right to minority shareholders to sell their remaining shares in Flocktory to QIWI after the acquisition date. Put option becomes exercisable after one year from the acquisition date for 50% of minority shares, after year and a half from acquisition for 25% of minority shares and after two years form acquisition—remaining 25%.

The consideration was made by the following:

Cash consideration paid	794
Cash payable for Flocktory’s stock option plan cancelation*	37

Total purchase consideration transferred	831

*

Based on the share purchase agreement (SPA) Qiwi plc is obliged to offer to employee stock option plan (ESOP) participants of Flocktory Ltd cash consideration for cancellation of 504 ESOP rights, 259 of which were cancelled at the date of acquisition (March 22, 2017), 120 offered for cancellation – at March 22, 2018, and 125 to be offered for cancellation at March 22, 2019.

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

•	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and

•

The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries, joint ventures and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs, which include the same items as the “Cost of revenue (exclusive of depreciation and amortization)” as reported in the Group’s consolidated statement of comprehensive income, except for payroll costs. Payroll costs are excluded because, although required to maintain the Group’s operations, they are not linked to volume. The Group does not monitor balances of assets and liabilities by segments as CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. Before January 1, 2018, the Group reported two segments: Payment Services (PS) and Consumer Financial Services (CFS). Since 2018, the Group additionally discloses: Small and Medium Enterprises (SME) segment and Rocketbank segment. In 2018, the Group completed the deal related to acquisition of Rocketbank and started to invest in new business activities which resulted in Rocketbank segment becoming significant. As a result, starting 2018, CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services, Small and Medium Enterprises and Rocketbank:

•	Payment Services (PS), operating segment that generates revenue through operations of our payment processing system offered to our customers through a diverse range of channels and interfaces;

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals, currently presented by Sovest installment card project;

•	Small and Medium Enterprises (SME), operating segment that generates revenue through offering a broad range of services to small and medium businesses.

•	Rocketbank (RB), operating segment that generates revenue through digital banking service offering debit cards and deposits to retail customers.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as deferred taxation, share-based payments, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, effect from disposal of subsidiaries and fair value adjustments, such as amortization and impairment.

The segments’ statement of comprehensive income for the year ended December 31, 2018, as presented to the CODM are presented below:

	2018
	PS	CFS	SME	RB	CO	Total
Revenue	26,649	558	3,045	180	178	30,610
Segment net revenue	16,497	385	2,916	(263)	122	19,657
Segment profit/(loss) before tax	11,552	(3,281)	(898)	(1,327)	(974)	5,072

Segment net profit/(loss)	9,529	(2,618)	(776)	(1,061)	(937)	4,137

The segments’ statement of comprehensive income for the year ended December 31, 2017, as presented to the CODM are presented below:

	2017*
	PS	CFS	SME	RB	CO	Total
Revenue	20,133	105	611	—	48	20,897
Segment net revenue	12,580	9	578	(5)	31	13,193
Segment profit/(loss) before tax	8,795	(2,704)	(190)	(323)	(760)	4,818

Segment net profit/(loss)	7,543	(2,164)	(171)	(311)	(843)	4,054

The segments’ statement of comprehensive income for the year ended December 31, 2016, as presented to the CODM are presented below:

	2016*
	PS	CFS	CO	Total
Revenue	17,846	1	33	17,880
Segment net revenue	10,583	(3)	31	10,611
Segment profit/(loss) before tax	6,454	(259)	(605)	5,590

Segment net profit/(loss)	5,612	(219)	(679)	4,714

*	For comparative purposes 2016 and 2017 segment information is presented in 2018 format.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

Segment net revenue, as presented to the CODM, for the years ended December 31, 2016, 2017 and 2018 is calculated by subtracting cost of revenue (exclusive of depreciation and amortization) from revenue and adding back payroll and related taxes as presented in the table below:

	2016	2017	2018
Revenue under IFRS	17,880	20,897	30,610
Cost of revenue (exclusive of depreciation and amortization)	(8,646)	(9,763)	(15,129)
Payroll and related taxes	1,377	2,059	4,176

Total segment net revenue, as presented to CODM	10,611	13,193	19,657

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the years ended December 31, 2016, 2017 and 2018 is presented below:

	2016	2017	2018
Consolidated profit before tax under IFRS	3,107	3,840	4,501
Amortization of fair value adjustments recorded on business combinations	396	344	369
Share-based payments	224	398	635
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering (Note 30)	975	236	(433)
Impairment of intangible assets recorded on acquisitions	878	—	—
Loss on disposal of subsidiaries, net	10	—	—

Total segment profit before tax, as presented to CODM	5,590	4,818	5,072

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the years ended December 31, 2016, 2017 and 2018 is presented below:

	2016	2017	2018
Consolidated net profit under IFRS	2,489	3,142	3,626
Amortization of fair value adjustments recorded on business combinations	396	344	369
Share-based payments	224	398	635
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering (Note 30)	975	236	(433)
Impairment of intangible assets recorded on acquisitions	878	—	—
Loss on disposal of subsidiaries, net	10	—	—
Effect from taxation of the above items	(258)	(66)	(60)

Total segment net profit, as presented to CODM	4,714	4,054	4,137

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	2016	2017	2018
Russia	13,274	15,556	22,693
Other CIS	1,099	1,098	1,393
EU	807	989	2,353
Other	2,700	3,254	4,171

Total revenue per consolidated statement of comprehensive income	17,880	20,897	30,610

Revenue is recognized according to merchants’ geographic place. The majority of the Group’s non-current assets is located in Russia.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue for the years ended December 31, 2018, 2017 and 2016.

8.	Earnings per share

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

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	2016	2017	2018
Net profit attributable to ordinary equity holders of the parent for basic earnings	2,474	3,114	3,584

Weighted average number of ordinary shares for basic earnings per share	60,477,840	60,755,706	61,202,710
Effect of share-based payments	167,197	404,357	522,116

Weighted average number of ordinary shares for diluted earnings per share	60,645,037	61,160,063	61,724,826

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	40.91	51.25	58.56
Diluted, profit attributable to ordinary equity holders of the parent	40.79	50.92	58.06

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Property and equipment

	Processing servers and engineering equipment	Computers and office equipment	Other equipment	Construction in progress (CIP) and Advances for equipment	Total
Cost
Balance as of December 31, 2016	695	91	162	81	1,029
Transfer between groups	77	1	—	(78)	—
Additions	196	45	16	108	365
Disposals	(146)	(7)	(4)	—	(157)

Balance as of December 31, 2017	822	130	174	111	1,237

Transfer between groups	22	5	12	(39)	—
Additions	478	134	109	15	736
Additions from business combinations (Note 6)	82	22	9	(68)	45
Disposals*	(65)	(13)	(109)	—	(187)

Balance as of December 31, 2018	1,339	278	195	19	1,831

Accumulated depreciation and impairment:
Balance as of December 31, 2016	(328)	(61)	(47)	—	(436)
Depreciation charge	(150)	(21)	(35)	—	(206)
Disposals	122	6	1	—	129

Balance as of December 31, 2017	(356)	(76)	(81)	—	(513)

Depreciation charge	(192)	(40)	(52)	—	(284)
Disposals	16	10	14	—	40

Balance as of December 31, 2018	(532)	(106)	(119)	—	(757)

Net book value
As of December 31, 2016	367	30	115	81	593

As of December 31, 2017	466	54	93	111	724

As of December 31, 2018	807	172	76	19	1,074

*	Disposal in the year 2018 includes property and equipment that were classified as held for sale as of December 31, 2018 in the net book value of 90.

As of December 31, 2018, the gross book value of fully depreciated assets is equal to 249 (2017 – 184).

QIWI plc

Notes to consolidated financial statements (continued)

10. Intangible assets

Cost:	Goodwill	Licenses	Computer Software	Customer relationships	Trade marks	Contract rights	Advances for intangibles, CIP and others	Total
Balance as of December 31, 2016	6,285	284	910	5,338	216	295	112	13,440
Additions	—	—	244	—	—	—	240	484
Transfer between groups	—	—	54	—	—	—	(54)	—
Disposals	—	(101)	(125)	(12)	—	(295)	(99)	(632)

Balance as of December 31, 2017	6,285	183	1,083	5,326	216	—	199	13,292

Additions	—	—	279	—	—	—	106	385
Additions from business combinations (Note 6)	93	—	166	88	139	—	(149)	337
Transfer between groups	—	—	31	—	—	—	(31)	—
Disposals	—	—	(205)	—	—	—	(19)	(224)

Balance as of December 31, 2018	6,378	183	1,354	5,414	355	—	106	13,790

Accumulated Amortization:
Balance as of December 31, 2016	—	(59)	(436)	(1,536)	(90)	(295)	(2)	(2,418)
Amortization charge	—	(42)	(220)	(286)	(36)	—	(6)	(590)
Impairment	—	—	—	(8)	—	—	(96)	(104)
Disposals	—	101	120	12	2	295	97	627

Balance as of December 31, 2017	—	—	(536)	(1,818)	(124)	—	(7)	(2,485)

Amortization charge	—	—	(245)	(289)	(43)	—	(3)	(580)
Impairment	—	—	(4)	—	—	—	(19)	(23)
Disposals	—	—	125	—	—	—	19	144

Balance as of December 31, 2018	—	—	(660)	(2,107)	(167)	—	(10)	(2,944)

Net book value

As of December 31, 2016	6,285	225	474	3,802	126	—	110	11,022

As of December 31, 2017	6,285	183	547	3,508	92	—	192	10,807

As of December 31, 2018	6,378	183	694	3,307	188	—	96	10,846

As of December 31, 2018, the gross book value of fully amortized intangible assets is equal to 190 (2017 – 169).

QIWI plc

Notes to consolidated financial statements (continued)

11.	Impairment testing of goodwill and intangible assets

The Group identified the following significant CGU’s: Payment Services, SOVEST, Tochka, Rocketbank, Postomatnye Tekhnologii and Flocktory. As of December 31, 2018 the Goodwill is allocated to two of CGUs: Payment Services and Rocketbank and intangible assets with indefinite useful life relates to four CGUs: Payment Services, SOVEST, Tochka, Rocketbank.

An analysis and movement of net book value of goodwill and indefinite life licenses acquired through business combinations, as included in the intangible assets (Note 10), is as follows:

	Goodwill		Indefinite life license	Total
	Payment services	Rocketbank
As of December 31, 2016	6,285	—	183	6,468

As of December 31, 2017	6,285	—	183	6,468

Addition (Note 6)	—	93	—	93

As of December 31, 2018	6,285	93	183	6,561

The Group tests its goodwill and the intangible assets with indefinite useful life annually.

Goodwill

For the purpose of goodwill impairment test of the Payment services CGU the Company estimated the recoverable amount as fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares (Level 1). As a result of annual impairment test the Group did not identify impairment of Goodwill allocated to Payment services CGU as of December 31, 2017 and 2018.

The recoverable amount of Rocketbank CGU has been determined based on a value in use calculation (Level 3) using cash flow projections from financial budgets approved by senior management covering an five-year period (2019-2023). The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Rocketbank CGU is 21%. The growth rates applied to discounted terminal value projection in beyond the forecast period is 4%.

The calculation of value in use for this cash generating unit is sensitive to:

•	Number of new clients acquired, and its attrition rate;

•	Commission revenue per client;

•	Terminal growth rates used to extrapolate cash flows beyond the budget period;

•	Discount rates.

With regard to the assessment of value in use of Rocketbank CGU, a rise in the discount rate to by 1.2% or a decrease in commission revenue per client by 7.5% would result in impairment. Management believes that no reasonably possible change in any other key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

As a result of annual impairment test the Group did not identify any impairment of Goodwill allocated to Rocketbank CGU as of December 31, 2018.

QIWI plc

Notes to consolidated financial statements (continued)

11.	Impairment testing of goodwill and intangible assets (continued)

Intangible assets with indefinite useful life

As of December 31, 2018, the carrying amount of intangible assets with an indefinite useful life (licenses for banking operations, which are expected to be renewed indefinitely) is recognized with a value of 183 (2017—183). Intangible assets with an indefinite useful life were recorded by the Group at the date of acquisition of QIWI Bank JSC.

For the purpose of the impairment test of the intangible assets with indefinite useful life, the Company estimated the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach (Level 3). Under the valuation using the comparative method the Group considered similar third-party’s transactions for acquisition of banks or bank organization that holds licenses identical to the Group’s ones. Under the valuation using the cost approach the Group considered outflows required to meet the requirements for a minimum amount of equity to be held by the bank or bank organization with licenses similar to the Group ones according to current legislation.

The key assumption used in fair value less cost of disposal calculations is expected outflows to acquire license on the open market.

All assumptions are determined using observable market data and publicly available information of the cash transactions of the third-parties.

The Group performed an annual impairment test of Qiwi Bank’s license as of December 31, 2018 and as of December 31, 2017, no impairment was identified. Reasonably possible changes in any valuation parameters would not result in impairment of intangible assets with indefinite useful life.

Intangible assets with definite useful life

For the purpose of the impairment test on other intangible assets the Company estimated the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or CGU this asset relates.

As of December 31, 2016 the Group identified the impairment indicators of intangible assets allocated to Rapida CGU (combined with Payment service CGU in 2017 after the completion of integration of Rapida business) and performed an impairment test of this CGU, which indicated an impairment as of the reporting date in the amount of 847. As of December 31, 2017 the Group identified the impairment indicators of New terminal CGU and impaired it fully by the amount of 89. As of December 31, 2018 the Group did not recognize any significant impairment of intangible assets.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Long-term and short-term loans issued

As of December 31, 2018, long-term and short-term loans issued consisted of the following:

	Total as of December 31, 2018	Expected credit loss allowance	Net as of December 31, 2018
Long-term loans
Loans to legal entities	235	(5)	230

Total long-term loans	235	(5)	230

Short-term loans
Loans to individuals	30	—	30
Loans to legal entities	1,612	(26)	1,586
Instalment Card Loans	6,096	(822)	5,274

Total short-term loans	7,738	(848)	6,890

As of December 31, 2017, long-term and short-term loans consisted of the following:

	Total as of December 31, 2017	Provision for impairment of loans	Net as of December 31, 2017
Long-term loans
Loans to individuals	1	—	1
Loans to legal entities	166	(3)	163

Total long-term loans	167	(3)	164

Short-term loans
Loans to financial institutions	3	(3)	—
Loans to legal entities	94	(93)	1
Instalment Card Loans	1,912	(222)	1,690

Total short-term loans	2,009	(318)	1,691

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued are not collateralized.

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2018, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance under IFRS 9 as of January 1, 2018 (Note 2.3(e))	(175)	(60)	(194)	(429)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(146)	(44)	(309)	(499)
Transfers between stages	105	(16)	(89)	—
Amounts written off	—	—	75	75

ECL allowance under IFRS 9 as of December 31, 2018	(216)	(120)	(517)	(853)

QIWI plc

Notes to consolidated financial statements (continued)

12.	Long-term and short-term loans issued (continued)

The movement of provision for impairment of loans for 2017 was the following:

	Provision for impairment of loans as of December 31, 2016	(Charge)/ reversal for the year	Utilisation	Provision for impairment of loans as of December 31, 2017
Instalment Card Loans	—	(222)	—	(222)
Loans to legal entities	(113)	3	14	(96)
Loans to financial institutions	(3)	—	—	(3)

Total	(116)	(219)	14	(321)

The movement of provision for impairment of loans for 2016 was the following:

	Provision for impairment of loans as of December 31, 2015	Charge for the year	Utilisation	Provision for impairment of loans as of December 31, 2016
Loans to legal entities	(199)	(53)	139	(113)
Loans to financial institutions	(3)	—	—	(3)

Total	(202)	(53)	139	(116)

13.	Trade and other receivables

As of December 31, 2018, trade and other receivables consisted of the following:

	Total as of December 31, 2018	Expected credit loss allowance/Provision for impairment	Net as of December 31, 2018
Cash receivable from agents	4,207	(270)	3,937
Deposits issued to merchants	2,975	(16)	2,959
Commissions receivable	559	(21)	538
Advances issued	287	(12)	275
Other receivables	380	(47)	333

Total trade and other receivables	8,408	(366)	8,042

As of December 31, 2017, trade and other receivables consisted of the following:

	Total as of December 31, 2017	Provision for impairment of receivables	Net as of December 31, 2017
Cash receivable from agents	4,666	(426)	4,240
Deposits issued to merchants	3,919	(13)	3,906
Commissions receivable	827	(18)	809
Advances issued	240	(1)	239
Other receivables	541	(87)	454

Total trade and other receivables	10,193	(545)	9,648

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis.

QIWI plc

Notes to consolidated financial statements (continued)

13.	Trade and other receivables (continued)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the year ended December 31, 2018, was the following:

Total
ECL allowance under IFRS 9 as of January 1, 2018 (Note 2.3(e))	(578)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	5
Amounts written off	207

ECL allowance under IFRS 9 as of December 31, 2018	(366)

For the year ended December 31, 2017, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2016	(Charge)/ reversal for the year	Utilisation	Provision for impairment of receivables as of December 31, 2017
Cash receivable from agents	(659)	16	217	(426)
Deposits issued to merchants	(3)	(11)	1	(13)
Commissions receivable	(7)	(11)	—	(18)
Advances issued	(1)	—	—	(1)
Other receivables	(109)	5	17	(87)

Total trade and other receivables	(779)	(1)	235	(545)

For the year ended December 31, 2016, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2015	Charge for the year	Utilisation	Provision for impairment of receivables as of December 31, 2016
Cash receivable from agents	(660)	(125)	126	(659)
Deposits issued to merchants	(1)	(2)	—	(3)
Commissions receivable	(21)	(1)	15	(7)
Advances issued	(1)	—	—	(1)
Other receivables	(111)	(14)	16	(109)

Total trade and other receivables	(794)	(142)	157	(779)

Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 14%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customer to receive credit.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Cash and cash equivalents

As of December 31, 2018 and 2017, cash and cash equivalents consisted of the following:

	As of December 31, 2017	As of December 31, 2018
Correspondent accounts with CBR	6,522	5,587
Cash with banks and on hand	4,063	13,119
Short-term CBR deposits	6,500	21,000
Other short-term bank deposits	1,322	1,267
Less: Allowance for ECL/impairment losses	(1)	(7)

Total cash and cash equivalents	18,406	40,966

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis.

Since 2017 the Company has the bank guarantee and secured it by a cash deposit of U.S.$ 2.5 mln until July 31, 2019.

15.	Other current assets and other current liabilities

15.1	Other current assets

As of December 31, 2018 and 2017, other current assets consisted of the following:

	As of December 31, 2017	As of December 31, 2018
Reserves at CBR*	229	684
Prepaid expenses	99	156
VAT and other taxes receivable	51	12
Other	79	77

Total other current assets	458	929

*

Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from August 1, 2018, such mandatory reserves established by the CBR constitute 5% for liabilities in RUR and 7-8% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

15.2	Other current liabilities

As of December 31, 2018 and 2017, other current liabilities consisted of the following:

	As of December 31, 2017	As of December 31, 2018
Loyalty program liability	—	473
Other	51	58

Total other current liabilities	51	531

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

Authorised shares	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018
	Thousands	Thousands	Thousands
Ordinary Class A shares	133,017	131,778	131,333
Ordinary Class B shares	97,833	99,072	99,517

Total authorised shares	230,850	230,850	230,850

Issued and fully paid shares	As of December 31, 2016	As of December 31, 2017	As of December 31, 2018
	Thousands	Thousands	Thousands
Ordinary Class A shares	15,517	14,278	13,833
Ordinary Class B shares	45,080	46,655	48,880

Total issued and fully paid shares	60,597	60,933	62,713

As of December 31, 2018 the Company owned 1,261 thousand treasury class B shares (December 31,2017—nil) that were issued and fully paid in 2018 and retained by QIWI Employee trust (see Note 32.1) in order to settle future obligations on share-based payments.

For the year ended December 31, 2018 and 2017 the movement of number of shares outstanding was the following:

	Ordinary Class A shares	Ordinary Class B shares	Number of outstanding shares
	Thousands	Thousands	Thousands
As of December 31, 2016	15,517	45,080	60,597

Transfer between classes	(1,239)	1,239	—
Increase of share capital due to exercise of options by employees during the year	—	336	336
As of December 31, 2017	14,278	46,655	60,933

Transfer between classes	(445)	445	—
Increase of share capital due to exercise of options by employees during the year	—	519	519

As of December 31, 2018	13,833	47,619	61,452

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

During the year ended December 31, 2018 the Group had available overdraft credit facilities with an overall credit limit of 1,460, with maturity up to June 2020, and interest rate of up to 30% per annum. The balance payable under these credit lines as of December 31, 2018 was nil. Some of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

18.	Trade and other payables

As of December 31, 2018 and 2017, the Group’s trade and other payables consisted of the following:

	As of December 31, 2017	As of December 31, 2018
Payables to merchants	9,178	13,942
Money remittances and e-wallets accounts payable	5,312	6,571
Deposits received from agents	3,638	4,839
Commissions payable	469	601
Accrued personnel expenses and related taxes	353	562
Provision for undrawn credit commitments (Note 28)	—	84
Other payables	573	848
Other advances received	76	52

Total trade and other payables	19,599	27,499

19.	Customer accounts and amounts due to banks

As of December 31, 2018 and 2017, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2017	As of December 31, 2018
Due to banks	1,390	1,391
Due to individuals	110	10,844
Due to legal entities	1,571	3,767
Term deposits	111	2,103

Total customer accounts and amounts due to banks	3,182	18,105

Including long-term deposits	—	237

Customer accounts and amounts due to banks bear interest of up to 6%.

QIWI plc

Notes to consolidated financial statements (continued)

20.	Investment in associates

The Group has a single associate: JSC Tochka (see Note 6).

QIWI Group assesses its share in the new entity at 45% according to its share in dividends and potential capital gains. The Group’s interest in JSC Tochka is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in JSC Tochka associate:

As of December 31, 2018
Associates’ statement of financial position:
Non-current assets	149
Current assets	1,836
including cash and cash equivalents	1,326
Current liabilities	(183)
including financial liabilities	(183)

Net assets	1,802

Carrying amount of investment in associates (45%) of net assets	812

Associate’ revenue and net income for the year ended December 31 was as follows:

2018
Revenue	4
Cost of revenues	(3)
Other income and expenses, net	(85)
including depreciation and amortization	(1)

Total net loss	(84)

Group’s share (45%) of total net loss	(38)

QIWI plc

Notes to consolidated financial statements (continued)

21.	Investment in joint venture

The Group has a single joint venture: Flocktory Ltd with subsidiaries (see Note 6). Three parties exercising joint control over this entity make unanimous decisions on major issues, including distribution and payment of dividends.

The Group’s interest in Flocktory joint venture is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in Flocktory joint venture:

	As of December 31, 2017	As of December 31, 2018
Joint venture companies’ statement of financial position:
Non-current assets	666	598
Current assets	125	191
including cash and cash equivalents	80	144
Current liabilities	(11)	(20)
including financial liabilities	(9)	(18)
Net assets	780	769
Group’s share (82%) of net assets	640	631
Goodwill	192	205

Carrying amount of investment in joint venture company	832	836

Joint venture’ revenue and net income for the years ended December 31 was as follows:

	2017	2018
Revenue	187	332
Cost of revenues	(79)	(142)
Other income and expenses, net	(107)	(200)
including depreciation and amortization	(59)	(79)

Total net loss	1	(10)

Group’s share (82%) of total net loss	1	(8)

The Group did not identify any impairment indicators regarding its investment in Flocktory joint venture as at December 31, 2018 and December 31, 2017.

QIWI plc

Notes to consolidated financial statements (continued)

22.	Revenue

Other revenue for the years ended December 31 was as follows:

	2016	2017	2018
Cash and settlement service fees	130	670	3,017
Other revenue	562	600	626

Total other revenue	692	1,270	3,643

For the purposes of consolidated cash flow statement, “Interest income, net” consists of the following:

	2016	2017	2018
Interest revenue calculated using the effective interest rate	(899)	(1,052)	(1,854)
Interest expense classified as part of cost of revenue	37	42	89
Interest income from non-banking loans classified separately in the consolidated statement of comprehensive income	(36)	(35)	(41)
Interest expense from non-banking loans classified separately in the consolidated statement of comprehensive income	64	29	24

Interest income, net, for the purposes of consolidated cash flow statement	(834)	(1,016)	(1,782)

23.	Cost of revenue (exclusive of depreciation and amortization)

Cost of revenue (exclusive of depreciation and amortization) for the years ended December 31 was as follows:

	2016	2017	2018
Transaction costs	6,490	6,756	9,324
Payroll and related taxes	1,377	2,059	4,176
Other expenses	779	948	1,629

Total cost of revenue (exclusive of depreciation and amortization)	8,646	9,763	15,129

QIWI plc

Notes to consolidated financial statements (continued)

24.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2016	2017	2018
Compensation to employees, related taxes and other personnel expenses	1,682	2,227	3,572
Advertising, client acquisition and related expenses	165	1,294	2,369
Tax expenses, except income and payroll related taxes	175	407	690
Advisory and audit services	297	433	661
Rent of premises and related utility expenses	346	391	643
IT related services	180	236	364
Loss/(gain) from initial recognition, net	—	—	143
Other expenses	363	1,035	1,229

Total selling, general and administrative expenses	3,208	6,023	9,671

25.	Other income and expenses

Other income and expenses for the years ended December 31 was as follows:

	2016	2017	2018
Loss on set up of associate (Note 6)	—	—	(267)
Compensation of expenses from an associate	—	—	181
Change in fair value of financial instruments	—	—	(86)
Share in loss of associates and joint ventures	—	—	(46)
Loss on disposal of subsidiaries	(10)	—	—
Other expenses	(76)	(71)	(27)
Other Income	7	30	18

Total other income and expenses, net	(79)	(41)	(227)

26.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2016	2017	2018
Proposed, declared and approved during the year:
2018: nil (2017: Final dividend for 2016: U.S.$ 11,520,798, Interim dividend for 2017: U.S.$ 26,113,788 2016: Final dividend for 2015: U.S.$ 30,210,153, Interim dividend for 2016: U.S.$ 39,943,003)	4,843	2,207	—
Paid during the period*:
2018: nil (2017: Final dividend for 2016: U.S.$ 11,520,798, Interim dividend for 2017: U.S.$ 26,113,788 2016: Final dividend for 2015: U.S.$ 30,210,153, Interim dividend for 2016: U.S.$ 39,943,003)	4,628	2,148	—
Proposed for approval (not recognized as a liability as of December 31):
2018: nil 2017: nil 2016: Final dividend for 2016: U.S.$ 11,513,436	679	—	—
Dividends payable as of December 31	—	—	—

*	The difference between paid and declared dividends represents foreign exchange movement

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax

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

Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2018 and 2017, relate to the following:

	Consolidated statement of financial position as of December 31		Consolidated statement of comprehensive income for the year ended
	2018	2017	2018	2017
Intangible assets	(678)	(719)	59	65
Trade and other payables	181	166	(7)	36
Trade and other receivables	31	101	(74)	(37)
Loans issued	69	48	(2)	21
Taxes on unremitted earnings	(253)	(184)	(69)	(109)
Other	64	7	36	24

Net deferred income tax asset/(liability)	(586)	(581)	(57)	—

including:
Deferred tax asset	157	245
Deferred tax liability	(743)	(826)

Deferred tax assets and liabilities are not offset because they do not relate to income taxes levied by the same tax authority on the same taxable entity.

Reconciliation of deferred income tax asset/(liability), net:

	2016	2017	2018
Deferred income tax asset/(liability), net as of January 1	(834)	(581)	(581)

Impact of adopting IFRS 9 (Note 2.3(e))	—	—	49
Effect of acquisitions of subsidiaries	—	—	3
Deferred tax benefit/(expense)	253	—	(57)

Deferred income tax asset/(liability), net as of December 31	(581)	(581)	(586)

As of December 31, 2018 the Group does not intend to distribute a portion of its accumulated unremitted earnings in the amount of 3,212 (2017 – 2,473). The amount of tax that the Group would pay to distribute them would be 161 (2017 – 124). Unremitted earnings include all earning that were recognized by the Group’s subsidiaries and that are expected to be distributed to the holding company.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Income tax (continued)

For the year ended December 31 income tax expense included:

	2016	2017	2018
Total tax expense
Current income tax expense	(871)	(698)	(818)
Deferred tax benefit/(expense)	253	—	(57)

Income tax expense for the year	(618)	(698)	(875)

Theoretical and actual income tax expense is reconciled as follows:

	2016	2017	2018
Profit before tax	3,107	3,840	4,501
Theoretical income tax expense at the domestic rate in each individual jurisdiction	(278)	(370)	(479)
(Increase)/decrease resulting from the tax effect of:
Non-taxable income	39	12	70
Non-deductible expenses	(269)	(222)	(388)
Income tax associated with earnings of foreign subsidiaries	(95)	(109)	(70)
Unrecognized deferred tax assets	(15)	(9)	(8)

Total income tax expense	(618)	(698)	(875)

During the year ended December 31, 2018 the Group did not recognize deferred tax assets related to the tax loss carry forward in the amount of 8 (2017 - 9, 2016 - 15) because the Group did not believe that the realization of the related deferred tax assets is probable.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks

Operating environment

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Eastern Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. The Russian economy contracted both in 2015 and in 2016, although it returned to modest growth in 2017 and 2018. During 2014-2016, the population’s purchasing power has decreased due to weakening of the ruble, basic necessities such as food products and utilities became more expensive. Against backdrop in inflation, household consumption decreased in 2015 versus 2014, although it subsequently rebound somewhat in absolute terms. Nevertheless, consumer spending generally remains cautious and consumer confidence is far from its peaks. A further decline in real disposable income and consumer purchasing power is expected in connection with the recent increase of VAT in Russia effective as of the beginning of 2019. A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on the Group’s business. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

Some of Group’s agents, merchants or Tochka’s SME clients, although mostly not incorporated in Crimea, may have operations there. Further, before the introduction of the corresponding sanctions the Group has had direct contacts with several Crimea banks that are registered as financial legal entities in Crimea, currently such banks may continue to operate as the Group’ agents or merchants. On December 19, 2014, U.S. President Obama signed an executive order imposing comprehensive sanctions on the Crimea region. The EU has similarly introduced a broad set of sanctions through the Council Regulation (EU) 692/2014 as amended by Regulation (EU) 1351/2014. To date, management does not believe that any of the current sanctions as in force limit the Group’ ability to work with entities that may have operations in Crimea or operate in Crimea. Nevertheless, if the the Group is deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries, the Group’s business and results of operations may be materially adversely affected.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

In the ordinary course of the Group’s business, it may accept payments from consumers to or otherwise indirectly interact with certain entities that are the targets of U.S. sanctions. The Group operates primarily within the Russian financial system and, accordingly, many of its customers have accounts at banks in Russia. The U.S., EU and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks, including VTB Bank and Gazprombank. Some of the Group’s subsidiaries hold bank accounts at the aforementioned banks as well as have overdrafts and bank guarantees with VTB Bank. A number of Russian banks, including Bank Rossiya, SMP Bank, Investcapitalbank and Sobinbank have been designated by OFAC and are subject to U.S. economic sanctions. In addition, Tempbank was designated due to its dealings with the Syrian government. U.S. sanctions may be extended to any person that U.S. authorities determine has materially assisted, or provided financial, material, or technological support for, or goods or services to or in support of, any sanctioned individuals or entities. For example, the Group may be associated with U.S.- designated banks due to accepting payments for them from consumers in the ordinary course of business, even though the Group may not have any direct contract relationships with them. There can be no assurance that the U.S. Government would not view such activities as meeting the criteria for U.S. economic sanctions.

In addition, because of the nature of the Group’s business, management does not generally identify the Group’s customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, management is not always able to screen them against the Specially Designated Nationals and Blocked Persons List published by OFAC and other sanctions lists.

While management believes that the Group’s indirect interaction with sanctioned Russian banks and potential interaction with designated individuals, as well as other interactions the Group may potentially have with entities and persons that may be subject to U.S. or EU economic and financial sanctions does not contravene any law, the Group’s business and reputation could be adversely affected if the U.S. government were to designate the Group as a blocked party and extend such sanctions to it. The executive orders authorizing the U.S. sanctions provide that persons may be designated if, inter alia, they materially assist, or provide financial, material, or technological support for goods or services to or in support of, blocked or designated parties. EU financial sanctions prohibit the direct and indirect making available of funds or economic resources to or for the benefit of sanctioned parties. Investors may also be adversely affected if the Group is so designated, resulting in their investment in the Group’s securities being prohibited or restricted. Furthermore, under those circumstances, some U.S. or EU investors may decide for legal or reputational reasons to divest their holdings in the Group or not to purchase its securities in the first place. Management is aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries. There can be no assurance that the foregoing will not occur or that such occurrence will not have a material adverse effect on the Group’s share price. Even if the Group is not subjected to U.S. or other economic sanctions, its participation in the Russian financial system and indirect interaction with sanctioned banks and potential interaction with designated individuals may adversely impact the Group’s reputation among investors. There is also a risk that other entities with which the Group does engage in business, or individuals or entities associated with them, are, or at any time in the future may become, subject to sanctions.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

The Group contracts with some of international merchants in U.S. dollars and other currencies such as Euros. Recently it started to encounter difficulties in conducting such transactions, even with respect to largest and most well-known international merchants, due to the refusal of an increasing number of the Group’s U.S. relationship banks and the correspondent U.S. banks of the Group’s non-U.S. relationship banks to service U.S. dollar payments. A direct or correspondent relationship with a U.S. bank is necessary in order for any non-U.S. company to transact in U.S. dollars. Reasons the Group has been given to explain these changes in approach by the banks mainly referred to changes in internal know-your-customer procedures, limits on certain types of merchants and certain jurisdictions, and other internal policies, which the management believes might be a result of the increasing negative sentiment towards Russia on part of U.S. banks, among other factors, even with respect to transactions and relationships that do not present any potential violation of any applicable sanctions. Even though the Group still maintains a number of U.S. dollar accounts with various financial institutions, at the same time the Group is already conducting a portion of U.S. dollar transactions with international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process the Group’s transactions for similar reasons or otherwise, thereby further increasing the currency conversion costs that the Group has to bear or that international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If the Group is not able to conduct transactions in U.S. dollars, it may bear significant currency conversion costs or lose some merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and the Group’s business, financial condition and results of operations may be materially adversely affected. Management can give no assurance that similar issues would not arise with respect to the Group’s transactions in other currencies, such as the Euro, which could have similarly adverse consequences.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Ugra, Master-Bank, Investbank, ProBusinessBank, Svyaznoy Bank, Vneshprombank, Tatfondbank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition, in the course of 2017 three of Russia’s largest private banks, Otkritie Bank, Binbank and Promsvyazbank, were all bailed out and taken over by the CBR through the newly established Banking Industry Consolidation Fund, since all of them were allegedly unable to perform their obligations as they fell due for various reasons. License revocations have continued throughout 2018 and early 2019, again with some major players impacted. The private banking sector in Russia, always relatively minor compared to state players like Sberbank and VTB to begin with, has contracted severely as a result. This can be expected to result in reduced competition in the banking sector (while at the same time putting alternative payment solution providers such as itself in the position of having to predominantly compete with the government itself), increased inflation and a general deterioration of the quality of the Russian banking industry. It could be expected that the difficulties currently faced by the Russian economy could result in further collapses of Russian banks. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Current economic circumstances in Russia are putting stress on the Russian banking system. Combined with heightened interest rates – with the key interest rate of the CBR currently at 7.75% per annum (but rising as high as 17% over the course of 2014-2015) – these circumstances decrease the affordability of consumer credit, putting further pressure on overall consumer purchasing power. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

The Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a relatively significant portion of the Group’s revenues. Processing such payments generally carries higher margins than processing payments to merchants. Moreover, the repayment of winnings by such merchants to customers also serves as an important and economically beneficial Qiwi Wallet reload channel and new customer acquisition tool, contributing to the sustainability and attractiveness of the Group’s ecosystem. The Group’s operating results will continue to depend on merchants in the betting industry and their use of the Group’s services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. Under amendments to the Russian betting laws introduced in 2014 (see “Regulation”), in order to engage in the betting industry, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. In 2016 QIWI Bank established a TSUPIS together with one of the self -regulated associations of bookmakers in order to be able to accept such payments. If any merchants engaged in the betting industry are not able or willing to comply with the Russian betting legislation or if they decide to cease their operations in Russia for regulatory reasons or otherwise or shift to another payment processor (TSUPIS), the Group would have to discontinue servicing them and would lose associated volumes and income. Moreover, if the Group is found to be in non-compliance with any of the requirements of the applicable legislation, it could not only become subject to fines and other sanctions, but could also have to discontinue to process transactions that are deemed to be in breach of the applicable rules and as a result lose associated revenue streams. Effective January 1, 2018, relevant legislation has been supplemented with the concept of government blacklisting of betting merchants that have been found to be in violation or allegedly are not in compliance with applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants. The Group has already experienced a number of instances where certain providers have been blacklisted and management observes that this trend is gaining momentum and further blacklistings are likely. Any of these developments may result in the contraction of the betting sector or the Group’s share in this market and therefore adversely affect the revenues, margins and payment net revenue yield of our E-commerce market vertical and overall Payment Services segment as well as decrease the attractiveness of the Group’s ecosystem to some of the consumers and consequently overall negatively affect consumer engagement with the Group’s services. Furthermore, if any of the merchants engaged in the betting industry are blacklisted, the Group’s subsidiaries, which process the payments for betting merchants may be found to be in violation of the relevant laws, whether due to misinterpretation of applicable requirements, failure to take timely action, or for any other reason, and could become so blacklisted as well, which could substantially hinder the Group’s operations.

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

The Company may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia. Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. The Company intends to rely on the Russia-Cyprus double tax treaty. The tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company to 10% provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; and (iv) the treaty clearance procedures are duly performed. This rate may be further reduced to 5% if the direct investment of the Cypriot company in a Russian subsidiary paying the dividends is at least EUR 100,000. Although the Group will seek to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that the Company would be able to avail itself of the reduced withholding income tax rate in practice.

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

Furthermore, a number of amendments had been made to the Russian tax legislation introducing, amongst others, the concept of beneficial ownership. Under this concept, double tax treaty benefits are only available to the recipient of income from Russian sources, if such recipient is the beneficial owner of the relevant income. Foreign entities that do not qualify as beneficial owners may not claim double tax treaty relief even if they are residents in a double tax treaty country. For these purposes, the beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. In order to determine whether a foreign entity is a beneficial owner of income, it is necessary to take into account the functions performed by such foreign entity, as well as the risks borne by it. Entities are not recognized as beneficial owners of income if they have limited authorities to use or dispose income received from Russian sources, perform agency or other similar functions in favour of third parties, not taking any risks or transfer such income (either partially or in full) to third parties that are not eligible to double tax treaty benefits.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Taxation (continued)

Introduction of the concept of beneficial ownership may result in the inability of the foreign companies within the Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia. This may be the case if the recipient of the income is not recognized as its beneficial owner, look-through approach cannot be applied or is challenged by the tax authorities. Recent court cases demonstrate that the Russian tax authorities actively challenge application of double tax treaty benefits retroactively (i.e. prior to concept of beneficial ownership was introduced in the Russian Tax Code) on the grounds that double tax treaties already include beneficial ownership requirement to allow application of reduced tax rates or exemptions. In these cases the Russian tax authorities obtained relevant information by means of information exchange with the foreign tax authorities. The imposition of additional tax liabilities as a result of the application of this rule to transactions carried out by the Group may have a material adverse effect on its business, financial condition and results of operations.

In addition, on November 27, 2017 the Federal Law No. 340-FZ introducing country-by-country reporting (“CbCR”) requirements was published. The mandatory filing of CbCR is, in general, in line with the Organization for Economic Co-operation and Development (“OECD”) recommendations within the Base Erosion and Profit Shifting (“BEPS”) initiative. The law has taken effect on the date of its official publication, and its provisions apply to financial years starting in 2017 (except for the provisions regarding the national documentation). These amendments would require multinational corporate enterprise groups with consolidated revenues of over certain threshold to submit annual CbCR, as well as certain other reporting forms detailing multinational corporate enterprises groups operations (locally and globally, respectively), as well as transfer pricing methodologies applied to intra-group transactions. Thus, if the Group reaches the reporting threshold in Russia (over RUB 50 billion), or alternatively in any other jurisdiction of presence (e.g. in Cyprus, where the Decree issued by the Cyprus Minister of Finance on December 30, 2016 introduced a mandatory CbCR for multinational enterprise groups generating consolidated annual turnover exceeding EUR 750 million) the Group may be liable to submit relevant CbCR. It is unclear at the moment how the above measures will be applied in practice by the Russian tax authorities and courts. Management does not consider the Company to be subject to CbCR requirements. However, taking into consideration the possibility of further developments in Russia as well as international legislation, the Group may become subject to the above requirements. It is important to note that the above changes and amendments to the Russian Tax Code introduced by the law do not replace already existing transfer pricing documentation requirements.

On November 24, 2016, the OECD published the multilateral instrument (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof. For example, the reduced rate on dividends provided under a double tax treaty shall be denied if the conditions for holding equity interest or shares by the time of the dividend payout are met over less than a 365-day period. Thus, when determining tax consequences several sources of legislation will now need to be considered, namely the domestic tax law, double tax treaties and MLI provisions, which have been adopted by states-parties to the relevant double tax treaty. To date the MLI has not been ratified by Russia. The draft law on ratification of the MLI has been submitted to the Russian State Duma (the low chamber of the parliament). However, it is likely that the application of the double tax treaties, which Russia is a party to, i.a. the double tax treaty between Russia and Cyprus, will be significantly limited by the MLI.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Taxation (continued)

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions. The existing transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019 transactions between Russian tax residents will be controlled only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and one of the conditions stipulated in Article 105.14 of Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with parties from blacklisted countries, transactions between related parties under participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 60 million threshold;. The new rules apply to transactions, under which income (expenses) from such controlled transactions are recognised after January 1, 2019. As a side effect, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

It is therefore possible that the Group entities may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and lack of established practice of application of the Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they could have a material adverse effect on our business, financial condition and results of operations.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Risk of cybersecurity breach

The Group stores and/or transmits sensitive data, such as credit or debit card numbers, mobile phone numbers and other identification data, and the Company has ultimate liability to its customers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. For example, in January 2014 the Group has discovered certain unauthorized activity in a number of wallet accounts. Although management does not believe that any confidential customer account data was compromised as a result of the activity, the Company incurred a loss of RUB 88 million. Rapida LTD (prior to its merger with and into QIWI Bank) also experienced several security breaches prior to acquisition of the company. Any future breach of the system, including through employee fraud, may subject the Company to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. A misuse of such sensitive data or a cybersecurity breach could harm the Group’s reputation and deter clients from using electronic payments as well as kiosks and terminals generally and any of the Group’s services specifically, increase operating expenses in order to correct the breaches or failures, expose the Group to uninsured liability, increase risk of regulatory scrutiny, subject the Group to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect the Group’s business, financial condition and results of operations.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 2.7 billion that was assessed by the Group as of December 31, 2018 (RUB 2.5 billion as of December 31, 2017).

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

Know-your-client requirements in Russia

The Group’s business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. All these types of consumers face varying monetary and non-monetary restrictions in terms of the transactions they may perform and electronic money account balances they may hold, with fully identified consumers enjoying the most privileges. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit the Group performs all necessary steps to collect data and performs the relevant identification procedures either personally or through such or additional public databases, the Group can not guarantee that it will be able to collect all necessary data to perform the identification procedure in full or that the data the users provide it for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. At the end of 2017, a new law was enacted enabling “full” identification performed remotely as well, to the extent the relevant individual has previously undergone identification by an eligible credit institution and has consented for his data to be included in a database; however, as of the date of this annual report such identification method has not been fully developed either. Thus, current situation could cause the Group to be in violation of the identification requirements. In case management is forced not to use the simplified identification procedure until the databases are fully running or in case the identification requirements are further tightened, it could negatively affect the number of consumers and, consequently, volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If the Group is found to be in non-compliance with any of its requirements, it could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Operating lease commitments

The Group has commercial lease agreements of office buildings. The leases have an average life of between one and seven years. Total lease expense for the twelve months ended December 31, 2018 is for rent of office places 597 (2017 – 357).

Future minimum lease rentals under non-cancellable operating lease commitments for office premises as of December 31, 2018 and December 31, 2017 are as follows:

	As of December 31, 2017	As of December 31, 2018
Within one year	397	449
After one year but not more than five years	693	625
More than five years	—	168

The Group is a party to a material contract of lease of office building, which gave origin to lease expenses in the amount of 154 in 2018 (154 in 2017) and creates commitments to charge further 307 of lease expenses, 154 of which shall be accrued within one year and 153 – after one year but no more than two years. The contract was concluded on July 1, 2014 and terminates on December 31, 2020. The lease payment consists of three parts: basis lease payment, reimbursement of operational expenses, and lease pay for parking places. All the three components gradually increase to the end of the contract term. For the purposes of these financial statements, the payments are recognized as expenses on a straight-line basis over the lease term.

Pledge of assets

As of December 31, 2018 the Group pledged debt instruments (government bonds) with carrying amount of 1,445 (December 31, 2017 – 1,319) as collateral for bank guarantee issued on Group’s behalf to its major partner and 484 (December 31, 2017 – 486) to CBR.

Guarantees issued

The Group issues financial and performance guaranties to non-related parties for the term up to five years at market rate. The amount of guaranties issued as of December 31, 2018 is 1,260 (as of December 31, 2017 – 74).

QIWI plc

Notes to consolidated financial statements (continued)

28.	Commitments, contingencies and operating risks (continued)

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of credit limits of instalment card loans of both activated and not activated by the customers. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards. Outstanding credit limits are possible to be used including credit limits not yet activated by the customers and related commitments are as follows:

	As of December 31, 2017	As of December 31, 2018
Unused limits on instalment card loans	8,603	30,062

An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the year ended December 31, 2018, was the following:

Total
ECL allowance under IFRS 9 as of January 1, 2018 (Note 2.3 (e))	(111)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	27
Amounts written off	—

ECL allowance under IFRS 9 as of December 31, 2018	(84)

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

QIWI plc

Notes to consolidated financial statements (continued)

29.	Balances and transactions with related parties

Customers accounts payable in the amount of 51 as of December 31, 2018 (December 31, 2017 – 97) comprise of cash held at bank account by related parties, including key management personnel and the companies under their control or control of their close family members.

Amounts owed (accounts payable) to related parties comprising of 207 as of December 31, 2018 (December 31, 2017—18) mainly consist of the contribution payable to the Group’s associate.

Amounts owed (accounts receivable) by related parties comprising of 180 as of December 31, 2018 mainly consist of the compensation receivable from the Group’s associate.

Benefits of key management and Board of Directors generally comprise of short-term benefits amounted to 120 during the year ended December 31, 2018 (115- for the year 2017, 122—for the year 2016) and share-based payments amounted to 36 during the year ended December 31, 2018 (22—for the year 2017, 14—for the year 2016).

As of December 31, 2016 some of the overdraft facilities were guaranteed by the Group’s CEO. There are no such overdraft facilities as of December 31, 2018 and December 31, 2017.

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

During the last public offering, the Company increased its issued share capital and received approximately U.S. $89 mln, of which U.S. $30 mln remained at the account of the Company as of December 31, 2018 after part of these funds was spent for merges and acquisitions (M&A) and certain operational needs in the normal course of the business. The major part of these proceeds is accounted as other short-term bank deposits in cash and cash equivalents as of December 31, 2018 and as of December 31, 2017. Due to appreciation of U.S. $ rate against RUB for the year ended December 31, 2018 and depreciation for the year ended December 31, 2017 the Group recorded foreign exchange gain in the amount of 433 and loss in the amount of 236 respectively. The Group intends to use these funds for settlement of its U.S. $ denominated obligations that will arise from its M&A activity or for capital expenditures in the normal course of business in the future.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Risk management (continued)

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

	change in US Dollar	Effect on profit before tax Gain/(loss)
2018	+14%	329
	-14%	(329)
2017	+11%	83
	-11%	(83)

	change in Euro	Effect on profit before tax Gain/(loss)
2018	+14%	196
	-14%	(196)
2017	+12.5%	36
	-12.5%	(36)

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

Since 2014 Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which the Group operates), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and it was noted that the Group’s merchants and partners also started and in certain cases continued to request from the Group larger collaterals to hedge their risks. The Group was able to manage these conditions and requirements to date, though the liquidity shortage in the market if exacerbated may have further negative effects on the Group’s operations, which cannot be now reliably estimated.

According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than certain portion of its risk-adjusted assets. As of December 31, 2018, QIWI Bank JSC’s capital ratio is above the minimal level required of 8%. The Group monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the years ended December 31, 2018 and 2017 QIWI Bank JSC met the capital adequacy requirements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Risk management (continued)

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

		Due:
	Total	On demand	Within a year	More than a year
Trade and other payables (Note 18)	27,499	27,499	—	—
Customer accounts and amounts due to banks (Note 19)	18,105	16,002	1,866	237

Total as of December 31, 2018	45,604	43,501	1,866	237

		Due:

	Total	On demand	Within a year	More than a year
Trade and other payables (Note 18)	19,599	19,599	—	—
Customer accounts and amounts due to banks (Note 19)	3,182	3,071	111	—

Total as of December 31, 2017	22,781	22,670	111	—

Credit risk

Financial assets of the Group, which potentially subject us and our subsidiaries, joint ventures and associates to credit risk, consist principally of trade receivables, loans issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CBR, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by Russian Government.

An impairment analysis is performed at each reporting date using a provision matrix to measure expected credit losses. The provision rates are based on days past due for groupings of various customer segments with similar loss patterns. The carrying amount of accounts receivable, net of allowance for impairment of receivables, represents the maximum amount exposed to the credit risk for this type of receivables (Note 13).

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables (exept for advances issued) using a provision matrix:

December 31, 2018	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.26%	3%	36%	98%
Exposure at default	7,672	96	22	331	8,121
Expected credit loss	(20)	(3)	(8)	(323)	(354)

QIWI plc

Notes to consolidated financial statements (continued)

30.	Risk management (continued)

The Group evaluates the concentration of risk with respect to trade and other receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2017	As of December 31, 2018
Top 5 counterparties	47%	40%
Others	53%	60%

The Group is also exposed to substantial credit risk through our payment-by-installment card project SOVEST, where Qiwi Bank JSC serves as a lender and bears all credit risk on outstanding loans. When granting loans on SOVEST cards, the Group uses automated scoring solvency models and evaluate individually each application for the probability of fraud and social default. It uses the information from the major credit bureaus as well as certain other data including the evaluation of the potential effects of changes in macroeconomic conditions and regional affiliation of the applicant in order to approve or reject the application. Qiwi Bank can then use manual verification for determining the credit limit for the approved applicants. Qiwi Bank runs advanced forward-looking models that are based on the analysis of the transactional behavior of individual customers in order to predict and stimulate usage as well as prevent fraud, and Qiwi Bank uses a migration matrix approach for calculation of the loan loss provisions.

Qiwi Bank distributes its installment cards to customers on a federal scale, across all regions of Russia. Our target audience includes Russian citizens with the permanent registration and aged 18 to 70 years. Qiwi Bank also uses a variety of distribution channels and strategies to obtain clients and therefore believe that its credit risk is broadly diversified.

The management established a credit committee that develops and approves general principles for lending and takes special measures to mitigate credit risk such as a reduction of the credit limits for unreliable clients and more advanced scoring models for the new borrowers. See Note 12 for the carrying amount of loans issued and the maximum amount exposed to the credit risk for these type of assets.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long and short-term debt instruments and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of December 31, 2018 and 2017 is presented by type of the financial instrument in the table below:

		As of December 31, 2017*		As of December 31, 2018
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt instruments	AC	1,804	1,827	1,929	1,931
Long-term loans	AC	164	164	159	159
Long-term loans	FVPL	—	—	71	71

Total financial assets		1,968	1,991	2,159	2,161

*	The balances of financial instruments as of December 31,2017 are classified under IFRS 9.

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, accounts receivable and payable, reserves at CBR and customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt instruments of the Group consist of RUB nominated government bonds with interest rate 6.4%—7.5% and maturity up to May 2020. All debt instruments are pledged (Note 28).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to nine years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 9-35%.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2018	71	—	—	71
Assets for which fair values are disclosed
Debt instruments	December 31, 2018	1,931	1,931	—	—
Long-term loans	December 31, 2018	159	—	—	159
Assets for which fair values are disclosed
Debt instruments	December 31, 2017	1,827	1,827	—	—
Long-term loans	December 31, 2017	164	—	—	164

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the year ended December 31, 2018.

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

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued and debt instruments are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Share-based payments

32.1. Option plans

As of December 31, 2018, the Group has the following outstanding option plans:

	2012 Employee Stock Option Plan (ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)
Adoption date	October, 2012	July, 2015
Type of shares	class B shares	class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 7 % of total amount of shares
Exercise price	Granted during:	Granted during:
	Year 2012: U.S. $ 13.65	Year 2016: n/a
	Year 2013: U.S. $ 41.24—46.57 Year 2014: U.S. $ 34.09—37.89	Year 2017: n/a Year 2018: n/a
Year 2017: U.S. $ 23.94
Exercise basis	Shares	Shares
Expiration date	December 2020	December 2022
Vesting period	Up to 4 years	Three vesting during up to 2 years
Other major terms	The options are not transferrable	• The units are not transferrable
• All other terms of the units under 2015 RSU Plan are to be determined by the Company’s BOD or the CEO, if so resolved by the BOD, acting as administrator of the Plan

In April 2018, QIWI plc established QIWI Employees Trust, which owns shares reserved for ESOP and RSU plans and transfers them to employees who exercise their options. The Trust is not a legal entity and major decisions relating to its activities are determined by QIWI plc. In these financial statements it is regarded as an extension of QIWI plc.

32.2. Changes in outstanding options

The following table illustrates the movements in share options during the year ended December 31, 2018:

	As of December 31, 2017	Granted during the period	Forfeited during the period	Exercised during the period	As of December 31, 2018
2012 ESOP	1,528,140	—	(11,159)	—	1,516,981
2015 RSU Plan	545,378	807,300	(20,800)	(518,859)	813,019

Total	2,073,518	807,300	(31,959)	(518,859)	2,330,000

As of December 31, 2018 the Company has 1,516,981 options outstanding, all of which are vested, and 813,019 RSUs outstanding, of which 126,067 are vested and 686,952 are unvested.

The weighted average price for share options exercised under RSU plan was nil.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Share based payments (continued)

32.3. Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility, %	Risk-free interest rate, %	Expec- ted term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,128,521	0-5.03%	28%-49.85%	0.29%-3.85%	2-4	28.10	7.14	Black- Scholes- Merton
2015 RSU Plan	1,903,008	0-5.70%	44.43%-64.02%	2.89%-4.34%	0-2	15.15	14.47	Binominal

The forfeiture rate used in valuation models granted during the period is from 11.35 to 16%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

32.4.	Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2018 was 635 (2017 – 398, 2016 – 224).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By:	/s/ Sergey Solonin

Name:	Sergey Solonin
Title:	Chief Executive Officer
Date:	March 28, 2019