Form 20-F
period 2019-12-31
QIWI
filed 2020-03-24
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

P.C. 1087, Nicosia, Cyprus

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one Class B ordinary share, having a nominal value EUR 0.0005 per share	QIWI	The NASDAQ Stock Market LLC
Class B ordinary shares, having a nominal value of EUR 0.0005 per share*	N/A

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

As of December 31, 2019, 12,083,419 Class A ordinary shares, par value EUR 0.0005 per share and 50,629,556 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our ability to grow our payment volumes;

•	our ability to maintain and grow the size of our physical and virtual distribution network;

•	our ability to increase our market share in our key payment market verticals and segments;

•	our ability to successfully introduce new products and services, including our consumer lending business SOVEST and through our joint venture JSC Tochka, in respect of its banking platform;

•

our ability to successfully execute our business strategy, including in respect of SOVEST and Tochka, and our ability to recoup our investments made in such businesses or other projects that we develop from time to time;

•	our ability to maintain our relationships with our merchants, agents and partners;

•	the expected growth of Qiwi Wallet and alternative methods of payment;

•	our ability to successfully divest or dispose of non-core investments, including Rocketbank;

•	our ability to continue to develop new and attractive products and services;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	competition in our industry;

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in Item 3.D “Risk Factors” in this annual report.

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

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented as of December 31, 2019 and for the year ended December 31, 2019. These translations are solely for convenience of the reader and were calculated at the rate of RUB 61.9057 per U.S. $1.00, which is equal to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2019.

	Year ended December 31,
	2015	2016	2017	2018	2019
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except per share data)
Consolidated Statement of Comprehensive Income Data:
Revenue:	17,717	17,880	20,897	30,610	39,336	635
Payment processing fees	13,822	14,999	17,265	23,694	30,736	496
Interest revenue calculated using the effective interest rate	1,157	899	1,052	1,854	3,646	59
Fees from inactive accounts and unclaimed payments	1,113	1,290	1,310	1,419	1,806	29
Other revenue	1,625	692	1,270	3,643	3,148	51
Operating costs and expenses:	(12,853)	(13,743)	(16,906)	(26,161)	(32,896)	(531)
Cost of revenue (exclusive of depreciation and amortization)	(7,489)	(7,269)	(7,704)	(10,953)	(16,160)	(261)
Selling, general and administrative expenses	(1,596)	(1,526)	(3,796)	(6,099)	(6,213)	(100)
Personnel expenses (1)	(2,717)	(3,059)	(4,286)	(7,748)	(7,765)	(125)
Depreciation and amortization	(689)	(796)	(796)	(864)	(1,324)	(21)
Credit loss expense (2)	(362)	(215)	(220)	(474)	(642)	(10)
Impairment of intangible assets	—	(878)	(104)	(23)	(792)	(13)
Profit from operations	4,864	4,137	3,991	4,449	6,440	104
Share of gain/(loss) of an associate and joint ventures	—	—	—	(46)	258	4
Other income and expenses, net	(61)	(79)	(41)	(181)	(91)	(1)
Foreign exchange gain (3)	2,801	1,040	257	1,311	905	15
Foreign exchange loss (3)	(1,360)	(1,963)	(373)	(1,049)	(1,077)	(17)
Interest income and expenses, net	(93)	(28)	6	17	(56)	(1)
Profit before tax	6,151	3,107	3,840	4,501	6,379	103
Income tax expense	(877)	(618)	(698)	(875)	(1,492)	(24)
Net profit	5,274	2,489	3,142	3,626	4,887	79
Attributable to:
Equity holders of the parent	5,187	2,474	3,114	3,584	4,832	78
Non-controlling interests	87	15	28	42	55	1
Weighted average number of shares
Basic	58	60	61	61	62	62
Diluted	58	61	61	62	62	62
Earnings per share
Basic	89.72	40.91	51.25	58.56	78.20	1.26
Diluted	89.49	40.79	50.92	58.06	77.60	1.25
Dividends declared per share
RUB	11.56	79.92	36.22	—	54.00	n/a
U.S.$	0.25	1.16	0.62	—	0.84	n/a

(1)

Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the years ended December 31, 2015 through 2018 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes. See Item 5 Operating and Financial Review and Prospects. Operating Costs and Expenses for details.

(2)	Credit loss expense for the years ended December 31, 2015 through 2017 was separated from selling, general and administrative expenses for comparative purposes as a result of the adoption of IFRS 9.
(3)	Primarily relates to foreign currency changes resulting from the funds received in connection with our offering of ADSs in June 2014

	As of December 31,
	2015*	2016	2017	2018	2019
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	19,363	18,997	18,406	40,966	42,101	680
Total current assets	27,015	27,205	31,094	58,371	61,994	1,001
Total assets	41,577	39,674	45,059	73,023	81,477	1,316
Total equity	22,436	19,969	21,157	25,706	27,437	443
Total debt	3	—	—	—	1,545	25
Total liabilities	19,141	19,705	23,902	47,317	54,040	873
Total equity and liabilities	41,577	39,674	45,059	73,023	81,477	1,316

*	The amounts shown here may immaterially differ from the amounts shown in the Annual Report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.

	Year ended December 31,
	2015	2016	2017	2018	2019
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Total Adjusted Net Revenue (1)	10,228	10,611	13,193	19,657	23,176	374
Payment Services segment net revenue	10,198	10,583	12,580	16,497	20,965	339
Adjusted EBITDA (1)	5,640	6,035	5,185	5,948	9,099	147
Adjusted Net Profit (1)	4,142	4,714	4,054	4,137	6,679	108
Payment Services segment payment volume (in billions) (2)	860	847	911	1,138	1,489	24
Active kiosks and terminals (units) (3)	172,269	162,173	152,525	143,690	134,280	n/a
Active Qiwi Wallet accounts (at period end, in millions) (4)	16.1	17.2	20.1	20.8	22.5	n/a
Payment services segment net revenue yield (5)	1.19%	1.25%	1.38%	1.45%	1.41%	n/a
Consumer Financial Services segment payment volume (in billions) (6)	—	—	3.3	15.9	27.8	0.4

(1)

See “—Non-IFRS Financial Measures” for how we define and calculate Total Adjusted Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Adjusted Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

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

Non-IFRS Financial Measures

We present Total Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit, each of which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Adjusted Net Revenue, or net profit, in the case of Adjusted EBITDA and Adjusted Net Profit, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Total Adjusted Net Revenue

Total Adjusted Net Revenue is calculated by subtracting cost of revenue from revenue. Total Adjusted Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Adjusted Net Revenue. For the periods presented in this Annual Report Total Adjusted Net Revenue is equal to Total Segment Net Revenue.

The following table reconciles Adjusted Net Revenue to revenue.

	Year ended December 31,
	2015 (1)	2016	2017	2018	2019
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Revenue	17,717	17,880	20,897	30,610	39,336	635
Minus: Cost of revenue (2)	(7,489)	(7,269)	(7,704)	(10,953)	(16,160)	(261)
Total Adjusted Net Revenue	10,228	10,611	13,193	19,657	23,176	374

(1)	The amounts shown here may immaterially differ from the amounts shown in the Annual Report on Form 20-F for the year ended December 31, 2015 due to rounding adjustments.
(2)

Historically, we viewed personnel expenses related to main personnel and compensation to employees related to administrative personnel as two separate items. Personnel expenses related to main personnel were disclosed within cost of revenue and personnel expenses related to administrative personnel were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the years ended December 31, 2015 through 2018 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes. See Item 5 Operating and Financial Review and Prospects. Operating Costs and Expenses for details.

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for share of loss of associates, impairment of investment in associates, expenses associated with filing the registration statement on Form F-3 for our major shareholders and related transaction expenses, foreign exchange gain and loss, other expenses, other income, loss on formation of associate, share-based payment expenses, impairment of non-current assets and impairment of intangible assets recorded on acquisitions. We present Adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange loss and foreign exchange gain), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses, impairment of non-current assets, and impairment of intangible assets acquired in the business combinations), and certain one-time income and expenses (affecting other income, expenses associated with filing the registration statement on Form F-3 for our major shareholders and related transaction expenses, loss on formation of associate, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not include expenses associated with filing the registration statement on Form F-3 for our major shareholders and related transaction expenses;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	Adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	Adjusted EBITDA does not include share-based payments.

	Year ended December 31,
	2015		2016		2017		2018		2019
	RUB		RUB		RUB		RUB		RUB	U.S.$
	(in millions)
Net Profit	5,274		2,489		3,142		3,626		4,887	79
adjusted for:
Depreciation and amortization	689		796		796		864		1,324	21
Other income	61		79		41		181		91	1
Foreign exchange gain	(2,801	)(1)	(1,040	)(1)	(257	)(1)	(1,311	)(1)	(905)	(15)
Foreign exchange loss	1,360	(1)	1,963	(1)	373	(1)	1,049	(1)	1,077	17
Loss / (gain) from associates and joint ventures	—		—		—		46		(258)	(4)
Impairment of non-current assets	—		—		—		—		792	13
Interest income and expenses, net	93		28		(6)		(17)		56	1
Income tax expenses	877		618		698		875		1,492	24
Form F-3 and related expenses	—		—		—		—		79	1
Share-based payment expenses	88		224		398		635		464	7
Impairment of intangible assets recorded on acquisitions	—		878		—		—		—	—
Adjusted EBITDA	5,640		6,035		5,185		5,948		9,099	147

Adjusted Net Profit

Adjusted Net Profit is defined as net profit excluding fair value adjustments recorded on business combinations and their amortization, share-based payments, foreign exchange loss/(gain) from revaluation of cash proceeds, impairment of non-current assets, loss on disposals of subsidiaries, expenses associated with filing the registration statement on Form F-3 for our major shareholders and related transaction expenses, and the effects of taxation on those excluded items. Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance. For the periods presented in this Annual Report Adjusted Net Profit is equal to Total Segment Net Profit.

The following table reconciles Adjusted Net Profit to net profit.

	Year ended December 31,
	2015	2016	2017	2018	2019
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net profit	5,274	2,489	3,142	3,626	4,887	79
Fair value adjustments recorded on business combinations and their amortization	270	396	344	369	479	8
Share-based payments	88	224	398	635	464	7
Foreign Exchange loss/(gain) from revaluation of cash proceeds (1)	(1,476)	975	236	(433)	130	2
Impairment of non-current assets	—	878	—	—	792	13
Loss on disposals of subsidiaries	38	10	—	—	—	—
Form F-3 and related expenses	—	—	—	—	79	1
Effect of taxation of the above items	(52)	(258)	(66)	(60)	(152)	(2)
Adjusted Net Profit	4,142	4,714	4,054	4,137	6,679	108

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

Our key competitors in Russia are retail banks, particularly those with a focus on well-developed electronic payment solutions, including Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking solutions and large retail networks, and Tinkoff Bank, which positions itself as a specialized bank specifically focused on innovative online retail financial services. Sberbank, for example, has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. Sberbank is the market leader of the Russian payments market, and has access to significant financial resources and has an extensive nationwide network of branches. It is also the largest processor of utility bill payments, which constitute a significant portion of overall consumer spending in our industry. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through Yandex.Money, one of the major electronic payment service providers in Russia that it operates in a joint venture with Yandex, a leading Russian diversified technology company. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Additionally, Sberbank is pursuing a strategy to transform itself into an e-commerce ecosystem based on open source software. In furtherance of this strategy, in April 2018 Sberbank announced together with Yandex that they have completed the formation of a joint venture based on the Yandex.Market platform where they intend to combine the technological capabilities of Yandex and the infrastructure and technologies of Sberbank to develop a leading B2C (business-to-consumer) e-commerce ecosystem, and later launched new e-commerce projects Beru.Ru and Bringly.ru. It has also been reported that Sberbank is currently working a “super-app” as a single entry point for all of its various consumer services, which would have the potential to make its products even more attractive and more difficult to compete against. However, Sberbank recently applied for trademark SuperApp and develops its own type of versatile service. While the platform created by the Sberbank-Yandex joint venture is still being rolled out, this combination could result in a substantial shift in the competitive landscape of the Russian physical e-commerce market to the detriment of our position, market share and growth potential in this category of payments. The recently announced joint venture between Mail.ru Group, Alibaba Group, Megafon and RDIF to create a largest social commerce platform in Russia and the Commonwealth of Independent States (“CIS”) based on AliExpress Russia and Pandao platforms, could have a similar effect. Our other major competitors in the banking industry include Alfa-Bank, a major retail bank that combines a strong competitive position in the traditional retail banking sector with a focus on developing innovative financial and payments solutions, and Tinkoff Bank, which is a provider of online retail financial services operating in Russia through a high-tech branchless platform. Similarly to Sberbank, Tinkoff Bank announced in December 2019 the launch of a super-app designed to be its own marketplace and an entry point to all of the numerous lifestyle services of Tinkoff and its partners. Numerous other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions.

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

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is at least as dispersed as our physical distribution network (i.e. our kiosks and terminals). It also co-owns, in a joint-venture with the Russian state-controlled VTB Bank, the full-service commercial bank Pochta Bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. We also face competition from other non-traditional payment service providers that have substantial financial resources, such as brick-and-mortar and online retailers (such as Alibaba and its financial services subsidiary Ant Financial which operates the AliPay payment system), and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have various payment solutions of their own. In addition, non-traditional payment service providers also include social networks such as Mail.ru Group’s VK, which is developing its own payment solution VKPay (which Mail.ru is planning to transfer to its financial services joint venture with AliPay and MegaFon, thereby increasing the potential usability, competitiveness and aggressiveness of the development of this service as outlined in Mail.ru’s recently announced strategy) and smartphone manufacturers such as Samsung and Apple. New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google.

Globally and in Russia, there is a steady influx of new fintech businesses looking to challenge and disrupt the payments and financial services industry. These include so-called “challenger banks” such as Starling, Monzo, N26, Revolut, Atom and Tandem, who develop various digital banking and financial services and compete with various aspects of our services offering (none of the aforementioned companies has penetrated the Russian market as of the date hereof. Since the financial services industry is susceptible to disruption, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs ”.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily Yandex.Money, WebMoney and PayPal) and kiosk and terminal operators, including Cyberplat, Comepay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services. These new projects include among others our payment-by-installments SOVEST card project that we launched in 2016, and Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses (SMEs). In connection with each of these projects, we face intense competition from commercial and retail banks. In particular, SOVEST competes with commercial banks that operate unsecured retail consumer lending programs, such as Sovkombank, HomeCredit, Tinkoff and Alfa Bank, all of which have equivalent or similar products including pay-by-installment projects, which are a direct competition, credit card programs or POS loan solutions. The projects that we develop and invest in compete primarily on the basis of enhanced user experience, price and add-on features, and are therefore exposed to competition from any banking institutions, particularly those that are focused on developing convenient online and mobile solutions such as Sberbank, Alfa Bank and Tinkoff. Such banking institutions often have more established businesses in consumer lending and other banking services similar to those offered by us. While we seek to differentiate our products from the competition, there cannot be any assurance that we will be successful in doing so due to the number of the competitors and their level of sophistication. We have also recently placed some focus on the so-called sharing economy/ B2B2C segment, whereby we provide different complex payment and payout solutions to diverse businesses, such as payments to taxi drivers by taxi companies or payments to property holders by companies like Airbnb as well as on the self-employed market, where we provide different payment and acquiring-like solutions to self-employed individuals. These products are similar in nature to a salary program and certain other products at a traditional retail bank, thereby exposing us to competition from all banks that offer such services, particularly if they are similarly focused on convenience of on-boarding and use as well as customizable and user-friendly interfaces.

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

One of the key measures we use to assess the performance of our payment services business is payment average adjusted net revenue yield, which we calculate by dividing payment adjusted net revenue by the total payment volume of the transactions we process. Our payment average adjusted net revenue yield may be affected by a number of factors, including increased competition, pressure from merchants and/or agents, changes in regulation and acquisitions. We have experienced declines in our payment average adjusted net revenue yield for certain merchant categories in the past, in particular for our Telecom merchants where the merchant fees were sharply reduced by the Big Three MNOs, who have been seeking to reduce costs, and may continue to do so in the future. We have also experienced, to a lesser extent, the declines of our net revenue yield in the money remittance and certain categories of e-commerce market verticals. For example, in 2015, our average adjusted net revenue yield declined following the acquisition of the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”) businesses, both of which had been operating with a significantly lower average net revenue yield than QIWI (excluding Contact and Rapida) during 2015. Furthermore, our payment average adjusted net revenue yield may decline if we introduce new products that are important for expanding the ecosystem and growing the business, but are generally lower-yielding and thus dilute our net revenue yield, which has, as an example, recently happened with respect to certain part of our betting category with the introduction of card acquiring services, which we now offer to our betting merchants together with Wallet acquiring and other services. Our payment average adjusted net revenue yield may be further compressed in connection with the introduction of the instant money transfer system established by the CBR (see “– The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources ”). The introduction and extensive utilization of this service, especially if the maximum commission limits are imposed by the CBR, can lead to a shift of part of our digital money remittance volumes within our ecosystem: from our card-to-card money transfer service to the instant money transfer system. This may lead to a decline in average commission in the money remittance market vertical and thus be dilutive to our payment average adjusted net revenue yield. In order to maintain our competitiveness, we must continue to ensure that our payment processing system provides a more convenient and attractive option for merchants, customers and partners than alternative systems that may not require payment of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as most peer-to-peer transfers within Qiwi Wallet and certain payments in e-commerce. Despite our efforts, consumers may still choose to use other payment service providers, even if those providers do not offer the convenience that we do, because they charge lower fees. In addition, because merchants, partners and agents are able to switch between different payment service providers, we may face additional pressure to reduce the fees we charge due to increased competition from other payment service providers.

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

If payment average adjusted net revenue yield or payment services segment net revenue declines as a result of any of these or other factors, we will have to offset the financial impact of such decline by increasing our payment volume, through the development and enhancement of existing and new services and products. We cannot assure you that we will be able to increase our payment volumes or that any new services we introduce or new products we develop will be profitable. If we are unable to offset the decline in our payment average adjusted net revenue yield resulting from this and other factors, our business, financial condition and results of operations could be materially adversely affected.

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs.

The financial services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects. These projects carry risks, such as delays in delivery, performance problems, lack of customer acceptance, failure to adequately assess the potential revenues and budget the expenses of a project and the amount of investment required by it, failure to anticipate potential pitfalls and issues, and misjudgment of a need for a particular product by the intended customer base, among other things. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers, merchants or partners, and hurt our future prospects. For example, if alternative payment and credit mechanisms become widely available, thereby substituting our current products and services, and we do not develop and offer similar alternative payment and credit mechanisms successfully and on a timely basis, our business and its prospects could be adversely affected. At the same time, if a new product we roll out or acquire fails to perform as anticipated, this could similarly adversely affect our business, financial position and results of operations. Since we position ourselves as a provider of next generation payment and financial services, many of these new products are based on business models that are unproven and are essentially start-ups launched to test a hypothesis based on various assumptions regarding consumer behavior patterns and demands. These assumptions may ultimately prove wrong and we may not be able to convert these hypotheses into sustainable businesses and recoup our investments made in such businesses. These risks have materialized in particular with respect to Rocketbank, which we acquired from Otkritie in 2017 and which we are currently winding down. These risks are also applicable to the SOVEST project, for which few equivalents exist in Russia or internationally. Its business model currently continues to evolve, while the project is operating at a loss. SOVEST is a cash-intensive project for us, since we have to invest in the development and marketing of a project with a model that is novel to the market as well as use our own funds to provide funding to our customers to make purchases from the merchants with the use of SOVEST cards. Although we expect SOVEST to reach a breakeven point in 2020, there can ultimately be no assurance that it will be able to achieve it and find a right model to scale the project and recover the investments. See also “– Our business is exposed to counterparty and credit risks” and “– Our operations may be constrained if we cannot attract or service future debt financing.” Since 2018 we have been testing various multi-bank platform models to develop SOVEST primarily in order to share the funding and credit risk with partner banks. We have, however, not been able to ultimately create such platform on a mutually acceptable and economically efficient terms with any partner bank and have discontinued such attempts as of the date of this annual report. We therefore currently bear the majority of the SOVEST credit portfolio, credit risks and funding costs on our own (except for the pilot SOVEST portfolio in AkBars bank), which could cause us to adjust our plans regarding SOVEST. We cannot rule out the possibility that we might have to substantially modify or scale down the SOVEST project, or we may face a substantial increase in the cost of risk that we may not be able to manage and thus may suffer additional losses. Although Tochka is more of an established operation with a business model that has proved itself, it may face challenges with further developing its product offering or expanding the scope of its operations due to constraints imposed by the terms of our equity associate, co-owned by Otkritie, that now holds the Tochka business, or by any regulatory hurdles. For example, AML and KYC requirements and regulations all across the banking industry, and in the small and medium enterprises (“SME”) end-market especially, are constantly evolving and may generally lack widely accepted principals, may often be relatively nonadoptive or difficult to observe and may be subject to varying interpretations by different market participants and regulatory bodies. Hence, we may not be able from time to time to onboard new clients at a targeted pace even if such small and medium-sized businesses are entirely legitimate, or we may be subject to fines, penalties or operational restrictions if any of the appropriate regulatory bodies interprets industry practices or regulations differently from us or if such interpretations changes over time. If any such restrictions or fines were imposed or if we are not able to onboard clients with a projected pace for any of the above reasons or otherwise, our business, financial condition and results of operations could be materially adversely affected. Furthermore, the anticipated returns of Tochka may fail to be achieved due to the failure of Otkritie Bank to perform under its obligations to us, which it assumed in connection with our agreements in respect of Tochka, or any conflict between us and Otkritie with respect to the development of Tochka; see “– We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”

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

We also actively develop other new products, services and technologies, including in the areas of big data, blockchain and cryptoprocessing. If our efforts in connection with any of such research and development initiatives do not pay off as expected, this will result in the loss of our investment both in terms of money and management time, which could adversely affect our profitability.

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

The financial services industry depends heavily on the overall level of consumer spending, which affects each of our operating segments. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Economic factors such as employment levels, business conditions, energy and fuel costs, interest rates, inflation rate and the strength of the ruble against foreign currencies (in particular the U.S. dollar) could reduce consumer spending or change consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants or partners make fewer sales of their products and services using our services or consumers spend less money per transaction, the volume of payments our Payment services segment processes will decline, resulting in lower revenue. A further weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, these factors could force some of our merchants and/or agents to liquidate their operations or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in reduced convenience of our service. Similarly, deteriorating economy and reduced consumer spending may translate into a decline in number of transactions with, or average ticket of, our SOVEST cards and may also affect the creditworthiness of customers, which could result in increased credit risk (see “– Our business is exposed to counterparty and credit risks ”). Tochka is also exposed to the negative repercussions of the economic slowdown since its business depends on the general level of entrepreneurial activity, which tends to be lower during such periods. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes affecting the economy and our business.

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Eastern Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. (See “– Economic instability in Russia could have an adverse effect on our business ” and “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition ”). The Russian economy contracted in both 2015 and in 2016, although it returned to modest growth in 2017—2019. During 2014-2016, the population’s purchasing power decreased due to the weakening of the ruble, basic necessities such as food products and utilities became more expensive, and consumer confidence declined significantly, according to the Russian Consumer Confidence Overall Index reported by Rosstat. According to Rosstat, inflation was 11.4% in 2014 and 12.9% in 2015 (although it relatively stabilized in subsequent years even if the 3% inflation in 2019 fell behind the targets set by the CBR), while real disposable income has been declining for five years in a row as of the end of 2018 with 0.2% decline in 2018 (and only increased by 0.8% for the first time in six years in 2019) according to Ministry of Economic Development data. Against this backdrop, household consumption decreased in 2015 versus 2014, although it subsequently rebound somewhat in absolute terms, according to Rosstat. Nevertheless, consumer spending generally remains cautious and consumer confidence is far from its peaks. The modest recovery of the Russian economy in recent years has, however, again been put at risk by a series of events in February-March 2020. The outbreak of the COVID-19 strain of coronavirus and associated responses from various countries around the world in early 2020 have negatively affected consumer demand across the globe and across industries, and there is the potential for COVID-19 and the responses to it to cause a global recession. One immediate effect of the coronavirus outbreak was a substantial plunge in the price of crude oil due to extended factory shutdowns and a fall in air travel and road transportation. In response, the Organization of the Petroleum Exporting Countries (OPEC) has attempted, and failed, to reach agreement with Russia on a deal to cut oil production, which resulted in crude prices plummeting further. Following the news, oil prices fell 10.1% to end at $41.28 per barrel on the day the proposed OPEC-Russia deal failed to be reached, and have subsequently declined even further to around $30 per barrel of Brent crude oil (from over $65 at the start of the year). As a result, the Russian ruble has significantly and abruptly depreciated against the U.S. dollar and euro (the decline against the US dollar, for instance, constituted 23% compared to the exchange rate as of January 1, 2020, and 17% in the month of March alone, as of March 19). Furthermore, on March 19 it was reported in the media that the administration of President Trump is considering intervening in the OPEC-Russian oil-price conflict with a diplomatic push to get the Saudis to cut oil production and threats of sanctions on Russia aimed at stabilizing prices, although the details of those possible sanctions and what Russian action might trigger them weren’t specified. The full scope of the negative impact that COVID-19 and the abrupt decline in oil prices and resulting exchange rate drop may have on the Russian economy remains unclear but has the potential to be very significant. A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on our business. As a result of the challenging operating environment in Russia, we have experienced slower payment volume growth in certain of our payment categories and payment volume decline in certain others, in particular certain types of money remittances and financial services categories. Further adverse changes in economic conditions in Russia could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

If customer or merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected.

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

Qiwi Bank is central to the operation of all of our key business segments as it provides issuing, acquiring and deposit settlement functions within our group, serves as the issuing bank for our payment-by-installment SOVEST cards and Rocketbank cards, and is the banking institution behind Tochka’s banking services offering (along with our partner Otkritie Bank) and our recently launched electronic bank guarantees business (part of the Factoring Plus project). In June 2015, we acquired Rapida LTD, a non-banking credit organization, from Otkritie Investment Cyprus Limited, or Otkritie. Rapida LTD was merged into Qiwi Bank in 2017.

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

Recent developments in the Russian banking sector (see “–The banking system in Russia remains underdeveloped ”) have put increasing pressure on Qiwi Bank, and have also impacted, and we expect may continue to impact, our business in a number of other ways, including a decrease in consumer lending from most large and medium sized banks, resulting in less loan repayments through our network and therefore reduced fees as well as a decrease of Contact’s network of partner banks through which it operates and corresponding decline in the reach of its network and thus money remittance volumes. All of these factors could materially adversely affect our business, financial condition and results of operations.

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

Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents (see “– If customer and merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected ”), and development of alternative payment channels. The overall number of and the use of kiosks underwent a substantial decline in 2015 as a result, among other things, of enhanced scrutiny by the CBR over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts (see “- Regulation – Regulation of Payment Services ”), and has been continuously declining since. Such decline has adversely affected the availability and convenience of our services to consumers, including the convenience of use of Qiwi Wallet, for which historically kiosks and terminals have been the most popular reload channel. There can be no assurance that this negative impact will not continue going forward as increased regulatory pressures put more agents out of business and deter new ones from entering it. Other statutory requirements that could have a similar effect on our business if fully enforced are the amendments to the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards”, dated May 22, 2003 (as amended). In particular, the law mandates that all kiosks (subject to certain exceptions) should be equipped with new or modernized cash registers. There can be no assurance that our agents are and will continue to be fully in compliance with these requirements, which could cause a further reduction of our kiosk network. Moreover, failure to comply with such enhanced control measures by us or our agents could result in the CBR imposing fines or restrictions on our activities (see “– Qiwi Bank and other Russian banks and credit organizations operate in a highly regulated environment, and increased regulator scrutiny could have an adverse effect on our business, financial condition and results of operations ”). All of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in our industry are rapid, and new products that we develop may become subject to government regulation undoing the benefits we expect to derive from such products. In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. Court interpretations and applicability of legislation and regulations in certain jurisdictions in relation to our business can be ambiguous or contradictory, and it is possible that authorities in such jurisdictions may determine that we are required to possess additional licenses, permits or registrations to provide our services. Such licensing or compliance processes may be time consuming and expensive and we may not be successful in acquiring any newly required licenses. If we fail to obtain and maintain required licenses, permits or registrations or comply with certain mandatory procedures in any jurisdiction where we operate, we may face fines, penalties, sanctions, experience a loss of revenues or have to discontinue providing certain services or doing business altogether. With respect to countries that do have an established regulatory framework for the types of services that we provide, no assurance can be given that the relevant legislation will not be amended to the detriment of our business, including due to the lobbying efforts undertaken by or on behalf of our competitors. For instance, any restrictions including complete prohibition, ban of specific reload methods or various quantitative caps on the use or reloads of anonymous e-wallets could have a significant negative impact on our business. Generally, Russian lawmakers and enforcement agencies have recently demonstrated increased scrutiny in matters relating to cyberspace and e-payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities.

For example, in early 2018 it was reported that the CBR, Rosfinmonitoring and the Ministry of Finance are actively discussing new proposed legislation that would ban the use of anonymous e-wallets completely. In 2019, amendments to the National Payment System Law were introduced that prohibit the reloading of anonymous e-wallets other than from a bank account. This development could have the effect of making our onboarding process more complicated and therefore our service less attractive, which would in turn slow down the influx of new users or the cost of their engagement. Our revenues may also be adversely affected by further regulation of fees charged on inactive accounts for their continued maintenance and unclaimed payments, which represent a significant revenue stream for us. We have voluntarily signed up to the Memorandum adopted by the E-Money Market Participants Association (a non-state association of fintech players in Russia that we are a founding member of) which imposes certain guidelines with respect to the treatment of such inactive account fees and have had to adjust our policies with respect to such fees upon our accession to the Memorandum. The negative financial impact from such adjustment has been limited so far; however, any further regulation in this regard, whether legislation introduced by state authorities or rules voluntarily self-imposed by the industry, imposing more stringent restrictions than those currently in existence, could have a further adverse effect on such revenue stream.

Another recent regulatory measure that could potentially result in a decline in the use of e-wallets and adversely affect our business is the requirement to report all newly opened e-wallets in the same manner the banks report new bank accounts. Since recently, we are required to report such new wallets to the CBR and in 2020 a set of amendments to the Russian Tax Code will enter into force that will require us to additionally report our identified wallets to tax authorities. These measures could result in a slowdown in the growth of our user base or negatively affect the propensity of our users to identify their e-wallets and consecutively lead to a decline in the use of e-wallets of different levels of identification (see “— Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”) and hence negatively affect our results of operations. Our growth plans could be further adversely affected if we are required to undertake any additional reporting or other functions with respect to e-wallets.

In July 2019, another development in the area of e-payments in Russia was signed into law that toughens control over the activities of foreign payment systems, foreign electronic payment services and payment aggregators in Russia. If these amendments are interpreted as prohibiting the use of foreign payment aggregators (which we currently understand not to be the case), we would have to make changes to our established practices of working with international merchants and payment aggregators, which could have a significant negative impact on our business, in particular in the e-commerce space. Additionally, these developments could cause us to lose the business of other international payment services providers for which we serve as the conduit to the Russian market to the extent they do not choose to localize their Russian operations.

Generally, Russian lawmakers and enforcement agencies have recently demonstrated increased scrutiny in matters relating to cyberspace and e-payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities.

Furthermore, recently there has been increased public attention and heightened legislation and regulations regarding money laundering and terrorist financing. We sometimes have to make significant judgment calls in applying anti-money laundering legislation and risk being found in non-compliance with it, particularly in relation to its mandatory client identification requirements, if, for example, we process payments made by our consumers from their Qiwi Wallet accounts for amounts in excess of the thresholds imposed by anti-money laundering legislation or for certain types of merchants without the required client identification. Although we use all methods available for client identification in all our projects and believe our practices in this regard are in compliance with legal requirements and in line with market practice (see “— Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”), the Russian regulators may view us as being non-compliant and impose fines and other sanctions on us. There can also be no assurance that the mandatory client identification requirements under the anti-money laundering legislation will not change further in a manner adverse to our business, for example, through making the identification process more burdensome or through lowering the thresholds for transactions which non-identified customers or customers that only underwent the simplified identification process can perform (see “Regulation”), which could result in lower payment volumes for us. For instance, there have already been proposals from certain government officials to ban payments by unidentified consumers altogether. On December 31, 2017, a new law came into force prescribing that the CBR may limit the number of bank accounts opened in aggregate in any number of banks to a client that has only been identified remotely, the amount of credit that may be provided to such customer, or the number of transactions such customer may perform within a month. Any further adverse change to these requirements could have a substantial negative effect on our business.

Risks associated with applying anti-money laundering legislation may be further exacerbated for us in connection with financial services projects, particularly Tochka, that is focused on servicing small and medium sized business entities. Tochka is providing services to legal entities, which execute a significant number of transactions that are under scrutinized control of the regulatory authorities. Thus, the complexity of transactions and clients that we serve and consequently the number of suspicious transactions has materially increased exposing us to extensive ongoing control of the regulator. See also “– Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.”

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

Tax legislation regarding electronic payments and other online services keeps evolving. In July 2016, a bill was signed into law in Russia making online services subject to VAT at the location of the customer, which would require any foreign companies selling certain online services in Russia to register as taxpayers in Russia and pay VAT on Russian sales (see—“ VAT on digital services in Russia ”). The new law also requires companies providing settlement services on behalf of the foreign merchants to act as tax agents and withdraw and remit to the tax authorities the applicable VAT. If we are found to have any obligations under this law or not be in compliance with such obligations or if the authorities choose to enforce specific interpretations of the applicable legislation that differ from ours, we could face significant adverse tax consequences. We could also experience a reduction in volumes from our foreign merchants as they cease or downsize their sales to Russia in the light of the new regulation.

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

We provide payment processing and acquiring services to a number of merchants in the betting industry. Processing payments to such merchants constituted approximately 9.5%, 15.5% and 21.6% of our payment services segment payment volume for the periods ended December 31, 2017, December 31, 2018 and December 31, 2019 respectively. These volumes are included in our E-commerce market vertical. Processing payments for this category of merchants generally carries higher average margins then processing payments to merchants in most other market verticals that we serve and corresponded to a significant part of our revenues in our payment services segment in 2019. We also provide winning repayment services to such merchants including processing of winnings to banking cards that is included in our Money Remittances market vertical and repayment of winnings to QIWI Wallets that is not included in our payment volume. Moreover, the repayment of winnings by such merchants to the customers’ QIWI Wallets serves as an important and economically beneficial reload channel and new customer acquisition tool, contributing to the sustainability and attractiveness of our ecosystem. Our operating results will continue to depend on merchants in the betting industry and their use of our services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. Under amendments to the Russian betting laws introduced in 2014 (see “Regulation”), in order to engage in the betting industry, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. In 2016 QIWI Bank established a TSUPIS together with one of the self -regulated associations of bookmakers in order to be able to accept such payments. If any of our merchants engaged in the betting industry is not able or willing to comply with the Russian betting legislation or if they decide to cease their operations in Russia for regulatory reasons or otherwise or shift to another payment processor (TSUPIS), we would have to discontinue servicing them and would lose associated volumes and income. Moreover, if we are found to be in non-compliance with any of the requirements of the applicable legislation, we could not only become subject to fines and other sanctions, but could also have to discontinue to process transactions that are deemed to be in breach of the applicable rules and as a result lose associated revenue streams. Effective January 1, 2018, relevant legislation has been supplemented with the concept of government blacklisting of betting merchants that have been found to be in violation or allegedly are not in compliance with applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants. We have already experienced a number of instances where certain providers have been blacklisted and we observe that this trend is gaining momentum and further blacklistings are likely. Any of these developments may result in the contraction of the betting sector or our share in this market and therefore adversely affect the revenues, margins and payment net revenue yield of our E-commerce market vertical and overall Payment Services segment as well as decrease the attractiveness of our ecosystem to some of our consumers and consequently overall negatively affect consumer engagement with our services. Furthermore, if any of our merchants engaged in the betting industry are blacklisted, our subsidiaries, which process the payments for betting merchants may be found to be in violation of the relevant laws, whether due to misinterpretation of applicable requirements, failure to take timely action, or for any other reason, and could become so blacklisted as well, which could substantially hinder our operations.

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

Some of these risks have materialized or may materialize in connection with our August 2017 acquisition of Tochka and Rocketbank assets from Otkritie Bank, one of the largest shareholders of our company. The acquisition of Tochka and Rocketbank assets was a complex deal involving a series of transactions to acquire the brands, software and hardware of both businesses, as well as a number of operational agreements with Otkritie Bank. We subsequently reached an agreement with Otkritie Bank and the founders of Tochka to operate Tochka together through a jointly-owned company that we account for as an equity associate. Furthermore, under the terms of the relevant documentation, all key shareholder decisions with respect to Tochka are to be made by a unanimous vote of the JV partners, and Otkritie has the right to buy out our share in Tochka together with the share of the founders of Tochka or separately in the event of a deadlock, while neither we nor the founders of Tochka enjoy a similar right. This potentially exposes us to various risks relating to conflicts with Otkritie or the founders of Tochka as our JV counterparties in JSC Tochka. In the event Otkritie changes its strategy with respect to Tochka, pursues a different development strategy, or experiences financial or other difficulties or if our or Otkrities’ relations with the founders or management of JSC Tochka deteriorates or in case of the inability of founders and management to run the business for any reasons outside of our control, this could have a material adverse effect on the operations of Tochka and consequently the ultimate success or failure of this transaction from our perspective. All of the above has resulted and may result in the future in us not being able to realize the full anticipated benefit of these acquisitions so far.

All of the above risks could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We have grown rapidly in recent years and need to implement enhanced compliance processes, procedures and controls with respect to the rules and regulations that apply to our business.

Our business has grown and developed rapidly in recent years and we are continuing to realign our compliance function with the size and scope of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to have enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. Given that we store and/or transmit sensitive data of our customers, we have ultimate liability to our customers for our failure to protect this data. As discussed in more detail below, we have experienced breaches of our cybersecurity in the past, and future breaches resulting in unauthorized disclosure of data are possible (see—“Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.”). In addition, the Russian anti-money laundering laws to which we are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

Following our acquisition of Rapida LTD in 2015, we have had to devote additional resources to enhance the compliance function within Rapida LTD, which, at the time of our acquisition, was deficient in several areas. As of the date of this annual report, we continue to develop and integrate certain control procedures with respect to our new projects SOVEST, Tochka, Rocketbank, Flocktory and Billing Online in order to maintain a comprehensive system of controls and procedures across our business. There can be no assurance, however, that the measures we undertake will be sufficient to prevent significant deficiencies in the compliance procedures and internal controls of our new projects. Moreover, we develop Tochka as an associate together with Otkritie Bank (see—“We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”) and do not have the full control over operations and processes of JSC Tochka, which has an operational independence under respective agreements. Thus, there can be no assurance that we will be able to implement and successfully execute all necessary control procedures in JCS Tochka. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

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

We normally do not include exclusivity clauses in our agreements with our counterparties, including our agents, merchants (apart from a small number of SOVEST partner merchants), and other partners. Accordingly, our counterparties usually do not have any restrictions on dealings with other providers and can switch from our payment processing system to another or disconnect from our system or platform without significant investment. Additionally, due to mandatory provisions of Russian civil law, our agreements with agents may be unilaterally terminated by the agents at any time, and our agreements with merchants and other counterparties may be unilaterally terminated at a short prior notice. The termination of our contracts with existing agents, merchants or other partners, or a significant decline in the amount of business we do with them as a result of our contracts not having exclusivity clauses could have a material adverse effect on our business, financial condition and results of operations.

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

Criminals are using increasingly sophisticated methods to engage in illegal activities. It is possible that fraudulent, illegal or improper use of our services could increase in the future. Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks, and we may from time to time not be able to identify merchants who are engaged in illegal activities, particularly if we work with them indirectly through payment aggregators since we generally do not perform full know-your-customer procedures with respect to each merchant engaged by such aggregators and rely on the aggregators to vet their merchants appropriately. We are also not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. An increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in the use of our products and services. In addition, changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities and additional payments-related proposals are under active consideration by government authorities. Moreover, the perceived risk of the use of e-payments or other financial services to finance fraudulent, illegal or improper activities is causing the regulators to impose restrictions on the operations of the providers of such services including payment systems that negatively affect regular compliant transactions and operations as well. See “– Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes ” and “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs ”. Furthermore, while we already undertake efforts to cut off or refuse to engage merchants who appear to be engaged in illegal activities from our network, the relevant state authorities could further increase their enforcement measures against such merchants, including through the introduction of new legislation, to curtail the operation of various types of merchants by targeting the processing of payments for such merchants. In the event that we are required to cease working with a significant number of merchants or payment aggregators as a result of such actions, our revenue and our profitability could materially decline.

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

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2019, we had credit exposure to our agents of RUB 2,748 million and to our merchants of RUB 2,815 million. Our receivables from merchants are generally unsecured and non-interest bearing, our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk.

In our Consumer Financial Services segment, which is represented by our SOVEST installment card project, we are subject to risks related to the credit quality of loans to the customers who have outstanding credit on their SOVEST cards, in addition to the risks of credit exposure to the merchants who may owe us commission payments for short periods. As of December 31, 2019, we had credit exposure to the clients of the SOVEST project of RUB 7,985 million. Changes in the creditworthiness of our customers, or in their behavior, or arising from macroeconomic risks in the Russian or global financial systems, could result in losses for us and in us having to make provisions for impairment of related loans and receivables. In recent years, Russia has experienced an increase in non-performing retail loans, and many of the banks that have been particularly active in this sector have faced difficulties (see “– We are subject to the economic risk and business cycles of our merchants and agents and the overall level of consumer spending ” and “– The banking system in Russia remains underdeveloped) .” While we have credit policies in place to manage this risk, the models, techniques and checks used by us to evaluate the creditworthiness of applicants for the SOVEST cards may not always present a complete and accurate picture of each consumer’s financial condition or be able to accurately evaluate the impact of various changes, including changes in the Russian macroeconomic situation, which could significantly and quickly alter a consumer’s financial condition. We have little experience addressing such risks, as we have not been active in the consumer lending market before the launch of the SOVEST project. We manage such risk by utilizing different predictive models based on consumer transaction behavior and restricting the card limits available to such individuals; however, due to our lack of relevant experience, our projections may prove incorrect. Additionally, we cannot always accurately ascertain what the current indebtedness of any particular current or potential customer may be as the credit bureau databases in Russia are still in a developmental stage. Additionally, we have no way of preventing our customers from taking additional loans from other financial institutions or otherwise taking steps that heighten the risk that a customer may default on their SOVEST installment payments. As a result, we may not always be able to correctly evaluate the current financial condition of each prospective customer and accurately determine the ability of our customers to pay us back the funds they have used. In addition, we do not take any security for payments outstanding under the SOVEST cards. In the event of defaults by a significant number of our consumers, we may be unable to recover all or a significant proportion of the balance of such outstanding amounts.

In addition to the above sources of credit risk, as of December 31, 2019, we had credit exposure to our counterparties in connection with our Factoring Plus project of RUB 3,365 million and in connection with financial and performance guarantees we provide to non-related parties, mostly our merchants (predominantly in betting space), in the amount of RUB 8,545 million.

Our counterparty risk is particularly significant in Kazakhstan, where we offer our products in partnership with a local bank since we do not possess a Kazakh banking license. Our previous banking partner in Kazakhstan has recently gone into reorganization procedure in a form of merger with another bank, and we had to shift our business to another counterparty and make a reserve for certain amount of funds that we were not able to immediately recover from our previous partner bank. Although our financial losses were fairly limited in this case, this event presented a major operational hurdle for us. Thus, our entire operation in Kazakhstan, and in any other country where we choose or have to work through a similar model, are dependent on the stability of our counterparty, and face significant counterparty risk as a result.

If we experience material defaults by our consumers, agents, merchants, or other partners, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates.

We are exposed to currency risks. Our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies (see “— Quantitative and Qualitative Disclosures About Market Risk – Foreign Exchange Risk ”). Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the ruble and such other currencies. Changes in currency exchange rates also affect the carrying value of assets on our consolidated statement of financial position, which, depending on the statement of financial position classification of the relevant asset, can result in losses on our consolidated statement of financial position. In addition, because our earnings are primarily denominated in Russian rubles whereas our ADSs are quoted in U.S. dollar, currency exchange rate fluctuations between the Russian ruble and the U.S. dollar significantly affect the price of our ADSs.

Over the past ten years, the Russian ruble has fluctuated dramatically against the U.S. dollar and the euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflow from Russia, the Russian ruble has significantly depreciated against the U.S. dollar and euro since the beginning of 2014 (see “– Economic instability in Russia could have an adverse effect on our business ”). According to the CBR, from December 31, 2014 to December 31, 2015 and from December 31, 2013 to December 31, 2014, the ruble has depreciated by 30% and 72% against the U.S. dollar, respectively, and by 17% and 52% against the euro, respectively. From December 31, 2015 to December 31, 2016, the ruble appreciated somewhat against these currencies and remained relatively stable throughout 2017; however, depreciation of the Ruble resumed in 2018 when its value fell 21% against the U.S. dollar and 15% against the euro, in each case from December 31, 2017 to December 31, 2018. In 2019, the Rouble/U.S. Dollar exchange was relatively stable with intermittent volatility, and was RUB61.9 per U.S.$1.00 on December 31, 2019. However, in the first quarter of 2020 the Ruble again depreciated substantially and abruptly against the U.S. dollar and the euro due to a steep decline in oil prices (see “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”). It is likely that significant fluctuations will continue in the future. Further fluctuations of the ruble could have a material adverse effect on our business, financial condition, results of operations and the price of our ADSs.

Events outside of our control, including public health crises, may negatively affect consumer spending and our business.

Our operations are susceptible to public health crises, such as pandemics and epidemics, political instability or other events outside of our control. These types of events could have a negative effect on consumer spending and result in unpredictable declines in business activity in various industries that we serve.

For example, in December 2019, a novel strain of coronavirus surfaced in Wuhan, China, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. The virus then quickly spread out across Europe and the Americas, resulting in bans on international travel, cancellation of major events, and supply chain disruptions. One immediate negative effect of the coronavirus on our business is a likely decline in revenues from our betting merchants due to the cancellation of numerous major sporting events. The full potential impact on global economy from the coronavirus is difficult to predict, and the extent to which it may negatively affect our business operations and our operating results or the duration of any potential business disruption is uncertain. Any potential impact to our results will depend to a large extent on future developments and new information that may emerge regarding the duration and severity of the coronavirus and the actions taken by authorities and other entities to contain the coronavirus or treat its impact, all of which are beyond our control. These potential impacts, while uncertain, could harm our business and adversely affect our operating results.

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

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to top management personnel as well as qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Russia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace effectively current personnel who depart with qualified or effective successors. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. We currently do not have a market standard long-term incentive plan due to the failure by our shareholders to approve the disapplication of pre-emptive rights (see “– Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares”), which restricts our ability to attract top talent who have come to expect share-based compensation in an industry like ours. Since in Cyprus, where our Company is registered, there is no statutory carve-out from pre-emptive rights for issuances of shares to employees like in some other jurisdictions, any such disapplication has to be specifically approved by shareholders and renewed periodically. Such failure to approve disapplication of pre-emptive rights has rendered us unable to issue shares to our employees under our employee incentive plans, and has caused us to incur additional expenses due to the fact that we have to make cash payouts to employees in lieu of issuing shares under an employee incentive plan. These developments could undermine our ability to retain and attract competitive talent because we are not able to adequately align employee interests with the long-term interests of our shareholders. For these and other reasons, we cannot assure you that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be constrained if we cannot attract or service future debt financing.

We may incur debt financing to finance the development of the SOVEST installment card project and other new projects, and our operations and growth may be constrained if we cannot do so on favorable terms or at all. Our debt capacity depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which are outside of our control. If our cash flow from operating activities is insufficient to service our debt, we could be forced to take certain actions, including delaying or reducing capital or other expenditures or other actions, to restructure or refinance our debt; selling or mortgaging our assets or operations; or raising additional equity capital, which we might not be able to do on favorable terms, in a timely manner or at all. Furthermore, such actions might not be sufficient to allow us to service our debt obligations in full and, in any event, could have a material adverse effect on our business, financial condition, and results of operations. Moreover, our inability to service our debt through internally generated cash flow or other sources of liquidity could put us in default of our obligations to creditors, which could trigger various default provisions under our financings and thus have a material adverse effect on the business, financial condition, and results of operations.

We have recently been experiencing, and may continue to experience, increasing challenges with conducting transactions denominated in U.S. dollars.

We contract with some of our international merchants in U.S. dollars and other currencies such as Euros. Recently we started to encounter difficulties in conducting such transactions, even with respect to our largest and most well-known international merchants, due to the refusal of an increasing number of our U.S. relationship banks and the correspondent U.S. banks of our non-U.S. relationship banks to service U.S. dollar payments. A direct or correspondent relationship with a U.S. bank is necessary in order for any non-U.S. company to transact in

U.S. dollars. Reasons we have been given to explain these changes in approach by our banks mainly referred to changes in internal know-your-customer procedures, limits on certain types of merchants and certain jurisdictions, and other internal policies, which we believe might be a result of the increasing negative sentiment towards Russia on part of U.S. banks, among other factors (see “—The situation in Ukraine and the U.S., EU and other sanctions that have been imposed in connection therewith could adversely impact our operations and financial condition” ), even with respect to transactions and relationships that do not present any potential violation of any applicable sanctions. Even though we still maintain a number of U.S. dollar accounts with various financial institutions, at the same time we are already conducting a portion of U.S. dollar transactions with our international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process our transactions for similar reasons or otherwise, thereby further increasing the currency conversion costs that we have to bear or that our international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If we are not able to conduct transactions in U.S. dollars, we may bear significant currency conversion costs or lose some of our merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and our business, financial condition and results of operations may be materially adversely affected. We can give no assurance that similar issues would not arise with respect to our transactions in other currencies, such as the Euro, which could have similarly adverse consequences for us.

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

Risks Relating to Corporate Governance Matters and Organizational Structure

The substantial share ownership position of our major shareholder and Chairman of the Board Sergey Solonin may limit your ability to influence corporate matters.

Our major shareholder and Chairman of the Board Sergey Solonin owns 95.8% of our class A shares, representing approximately 65.7% of the voting power of our issued share capital. As a result of this concentration of share ownership, Mr. Solonin has sole discretion over any matters submitted to our shareholders for approval that require a simple majority vote and has significant voting power on all matters submitted to our shareholders for approval that require a qualified majority vote, including the power to veto them. Our articles of association require the approval of no less than 75% of present and voting shareholders for matters such as amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group. Matters requiring a simple majority shareholder vote include, among other matters, increasing our authorized capital, removing a director, approving the annual audited accounts and appointing auditors.

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

Otkritie Bank owns 41.6% of our class B shares, representing approximately 13.1% of the voting power of our issued share capital, and has nominated one member to our board of directors, Ms. Nadiya Cherkasova. Were Mr. Solonin to sell down his stake in such a manner that his shares would convert into class B shares pursuant to our Articles of Association, voting power of Otkritie Bank would increase accordingly. Moreover, since late 2017, Otkritie Bank has been owned by the Central Bank of Russian Federation (CBR) as a result of its financial rehabilitation. CBR is the designated regulator for the financial and securities markets in Russia and is the primary regulator of Qiwi’s Russian banking and payments businesses. The liquidity of our ADSs has already significantly declined and could potentially further decline due to one large holder accumulating a significant portion of the shares that formerly constituted free float. The interests of Otkritie Bank, particularly as a state-owned institution, may not always coincide with the interests of our other shareholders. In particular, if Otkritie Bank or its controlling shareholder were to decide they are not interested in continuing to hold this stake, whether due to the fact that it represents a non-core business for Otkritie Bank or otherwise, a sale of a stake of the size could put significant downward pressure on the price of our ADSs. Otkritie Bank’s decision to dispose its ownership in the Company may be perceived as directly or indirectly influenced by CBR’s internal policies which may negatively impact our business or the market value of our ADSs given CBR’s role as the Company’s primary regulator. We also believe that due to the recent deterioration of relationships between Russia and the U.S. the fact that the CBR owns, albeit indirectly, a significant stake in our company may be perceived as a negative by certain investors. This concentration of ownership may also adversely affect the price of our ADSs.

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

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under some of the U.S. state laws. For example, by law existing holders of shares in a Cypriot public company are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied). In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

•

our board of directors can only take certain actions by means of a supermajority vote of 75% of its members, including approving our annual budget and business plan, disposing of our interest in a subsidiary if such disposal results in a change of control over such subsidiary, issuing shares for consideration other than cash and other actions

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

Furthermore, Qiwi Bank holds encryption licenses which are necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise” for the purposes of the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended, or “the Strategic Enterprise Law.” In this case, any acquisition of control over our company would require an approval of a specialized government commission, which is a relatively lengthy process that typically takes between three and six months in practice (see “ —Regulation—Regulation of Strategic Investments ”). These regulatory approval requirements may have the effect of making a takeover of our company more difficult or less attractive, and may prevent or delay a change of control, which could have a negative impact on the liquidity of, and investor interest in, our ADSs.

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

The quota imposed on foreign ownership of Russian banks or IT companies may make a takeover of our company by a foreign purchaser impossible.

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

Furthermore, in late 2019 a draft legislative bill was submitted to the Russian legislature proposing to restrict ownership by foreign persons of certain key Russian IT companies pursuant to a list to be determined at a later stage to not more than 20% in the aggregate. Such draft law was repealed after significant criticism. However, there can be no assurance that similar measures will not be adopted in the future, as has already happened, for example, to media companies and video content distributors under other laws adopted in Russia in recent years.

If the quota on foreign ownership of Russian banks is exceeded, or if a law restricting foreign ownership of Russian IT companies is adopted, a takeover of our company by a foreign purchaser may become impossible, which could limit, prevent or delay a change of control of our company and in turn could negatively impact the liquidity of our ADSs.

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

Certain sanctions, thus far only imposed by Ukraine, and Russian countersanctions instituted in response to such sanctions, directly target payment services providers such as ourselves (see “–We are subject to extensive government regulation” ). There can be no assurance that additional sanctions affecting the payments business will not be imposed by Russia or other countries in which we operate. While other current sanctions do not target us or the payments industry more generally, these sanctions have had and may continue to have the effect of damaging the Russian economy by, among other things, accelerating capital flight from Russia, weakening of the Russian ruble, exacerbating the negative investor sentiment towards Russia and making it harder for Russian companies to access international financial markets for debt and equity financing. In addition, a number of Western businesses have curtailed or suspended activities in Russia or dealings with Russian counterparts for reputational reasons even though currently neither such activities nor dealings with their relevant Russian counterparts were proscribed by the sanctions. An expansion of the existing or introduction of new sanctions, including those mentioned above, or sanctions specifically targeting us or our management or shareholders, or our sector generally, could result in our international customers, suppliers, shareholders and other business partners revising their relationship with us for compliance, political, reputational or other reasons, which could affect our business.

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

Our business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law we distinguish three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. All these types of consumers face varying monetary and non-monetary restrictions in terms of the transactions they may perform and electronic money account balances they may hold, with fully identified consumers enjoying the most privileges. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. There can be no assurance that we will always be able to collect all necessary data to perform the identification procedure in full or that the data the users provide us for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. At the end of 2017, a new law was enacted enabling “full” identification performed remotely as well, to the extent the relevant individual has previously undergone identification by an eligible credit institution and has consented for his data to be included in a database; however, as of the date of this annual report such identification method has not been fully developed either. Due to the lack of clarity and gaps existing under the current customer identification legislation, we have to employ a risk-based approach to customer KYC and sometimes make judgment calls in applying anti-money laundering legislation, with the resulting risk of being found in non-compliance with it. Thus, current situation could cause us to be in violation of the identification requirements. In case we are forced not to use the simplified identification procedure until the databases are fully running or in case the identification requirements are further tightened, it could negatively affect the number of our consumers and, consequently, our volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If we are found to be in non-compliance with any of its requirements, we could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

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

On January 15, 2020, Russian Prime Minister Dmitry Medvedev announced that he and the entire Government were resigning after President Vladimir Putin proposed constitutional amendments that would, among other things, strengthen the powers of the Russian parliament regarding appointment of the Prime Minister and members of the Government. Vladimir Putin has subsequently nominated the former head of the Federal Taxation Service, Mikhail Mishustin, to replace Dmitry Medvedev as Prime Minister and appointed the new Government. Future changes in the Russian Government, the State Duma or the presidency, major policy shifts or eventual lack of consensus between the president, the Russian Government, Russia’s parliament and powerful economic groups could lead to political instability. Additionally, the potential for political instability resulting from the worsening of the economic situation in Russia and deteriorating standards of living should not be underestimated. Any such instability could negatively affect the economic and political environment in Russia, particularly in the short term. Shifts in governmental policy and regulation in the Russian Federation are less predictable than in many Western democracies and could disrupt or reverse political, economic and regulatory reforms. Any significant change in the Russian Government’s program of reform in Russia could lead to the deterioration of Russia’s investment climate that might limit our ability to obtain financing in the international capital markets or otherwise have a material adverse effect on our business, financial condition and results of operations.

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

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have been strained over a variety of issues. On March 21, 2014, President Putin signed legislation to recognize Crimea’s accession to, and status as part of, Russia. Since then, there has been continuing tensions between Russia and Ukraine, which were aggravated by the military conflict in Eastern Ukraine. Another recent point of tension between Russia and Western governments has been the Russian role in the Syrian crisis and its military support for the government of Syria. The events in Ukraine, Crimea and Syria have prompted condemnation by members of the international community and have been strongly opposed by the EU and the United States, with a resulting material negative impact on the relationships between the EU, the United States and Russia. See “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition ”. The Ukraine crisis, which started in late 2013 and remains unresolved, has brought additional tensions between Russia and Western countries (such as the U.S., UK and a number of EU countries), and new issues that adversely affect such relations may arise in the future. Other recent points of tension between Russia and Western governments have included: the Russian role in the Syrian crisis and its military support for the government of Syria; the alleged involvement of the Russian government in the cyber-attacks aimed at disrupting the election process in the U.S.; the alleged involvement of the Russian intelligence service in an attempted poisoning of a Russian citizen in the UK; and the incident involving Ukrainian vessels near the Kerch Strait in November 2018. All of the above have led to escalation of geopolitical tensions, and introduction or expansion of international sanctions or other countermeasures by Western countries against Russia, and may continue to do so in the future. In particular, in response to the alleged use by Russian intelligence services of chemical warfare on UK soil, in August 2018 the U.S. State Department imposed new sanctions on Russia under the Chemical and Biological Weapons Control and Warfare Elimination Act of 1991 (the “CBW Act”). The initial round of sanctions under the CBW Act includes, among other things, termination of sales of any defense articles and services and the prohibition on the export to Russia of certain national security-sensitive goods and technology. If within three months after the initial determination made under the CBW Act, the U.S. President determines that certain conditions set out in the CBW Act are not met, further sanctions, including, among other things, a prohibition on U.S. financial institutions to provide financing to the Russian state, additional bans on exports of goods and technologies and a possible suspension or revocation of the authority of Russian state-owned or controlled air carriers to provide transportation to or from the U.S., may be introduced. After a relatively lengthy period during which no new sanctions have been introduced, on March 19 it was reported in the media that the administration of President Trump is considering intervening in the OPEC-Russian oil-price conflict with a diplomatic push to get the Saudis to cut oil production and threats of sanctions on Russia aimed at stabilizing prices, although the details of those possible sanctions and what Russian action might trigger them weren’t specified. The emergence of new or escalated tensions between Russia and neighboring states or other states could negatively affect the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

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

As Russia produces and exports large quantities of crude oil, natural gas, petroleum products and other commodities, the Russian economy is particularly vulnerable to fluctuations in oil and gas prices as well as other commodities prices, which historically have been subject to significant volatility over time, as illustrated by the recent decline in crude oil prices. Russian banks, and the Russian economy generally, were adversely affected by the global financial crisis. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016-2017 some of those economic trends reversed or moderated, with oil prices increasing somewhat, inflation rates declining significantly and gross domestic product returning to modest growth. Economic instability resumed in 2018, with the Rouble depreciating significantly and inflation exceeding the government’s forecasts. In 2019, the Rouble was relatively stable with intermittent volatility and inflation was below government forecast; however, the first quarter of 2020 saw another abrupt drop in oil prices, and, as a result, the value of the Rouble (see “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”). There can be no assurance that any measures adopted by the Russian government to mitigate the effect of any financial and economic crisis will result in a sustainable recovery of the Russian economy. Current macroeconomic challenges, low or negative economic growth in the United States, China, Japan and/or Europe and market volatility due to the outbreak of COVID-19 or other factors may provoke or prolong any economic crisis.

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

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Ugra, Master-Bank, Investbank, ProBusinessBank, Svyaznoy Bank, Vneshprombank, Tatfondbank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition, in the course of 2017 three of Russia’s largest private banks, Otkritie Bank, Binbank and Promsvyazbank, were all bailed out and taken over by the CBR through the newly established Banking Industry Consolidation Fund, since all of them were allegedly unable to perform their obligations as they fell due for various reasons. License revocations have continued throughout 2018 and 2019, again with some major banks impacted. The private banking sector in Russia, always relatively minor compared to state players like Sberbank and VTB to begin with, has contracted severely as a result. This can be expected to result in reduced competition in the banking sector (while at the same time putting alternative payment solution providers such as ourselves in the position of having to predominantly compete with the government itself), increased inflation and a general deterioration of the quality of the Russian banking industry. It could be expected that the difficulties currently faced by the Russian economy could result in further collapses of Russian banks. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Current economic circumstances in Russia are putting stress on the Russian banking system. These circumstances decrease the affordability of consumer credit, putting further pressure on overall consumer purchasing power. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble.

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

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to Rosstat, inflation in the Russian Federation was 11.4% in 2014,12.9% in 2015, 5.4% in 2016, 2.5% in 2017,4.2% in 2018 and 3% in 2019. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

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

In 2013 OECD and G20 countries accepted that existing international tax rules create opportunities for base erosion and profit shifting, because these rules have been designed more than a century ago. Pursuing solutions for this problem, OECD and G20 countries adopted a 15-point Action Plan to address base erosion and profit shifting. The BEPS package of measures represents the substantial renovation of the international tax rules. In light of the new measures, it is expected that profits will be reported where the economic activities that generate them are carried out and where value is created.

The Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD in 1988 and amended by Protocol in 2010 is now signed by 136 jurisdictions (the Russian Federation, Cyprus, UAE are among the signatories). This Convention, by virtue of its Article 6, requires competent authorities of jurisdictions-signatories hereto to participate in the automatic exchange of Country-by-Country Reports and the automatic exchange of financial account information pursuant to the Common Reporting Standard (CRS). In addition, by virtue of Article 5 the Convention requires competent authorities of jurisdictions-signatories hereto to participate in the exchange of information on request and, by virtue of Article 7, stipulates that such competent authorities should participate in spontaneous exchange of information. The tax authorities (including, Russian, Cypriot and UAE tax authorities) already cooperate in terms of mutual administrative assistance in tax matters.

On June 7, 2017 67 countries signed the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”) in order to implement treaty related measures. MLI already covers 94 jurisdictions and entered into force on July 1, 2018 for the first five jurisdictions, which deposited their respective ratification instruments. The Russian Federation, Cyprus and the UAE are among the signatories to the document. The Russian Federation has ratified MLI, however it will come into force starting from 2021. The UAE has ratified MLI on 29 May 2019. Cyprus has ratified MLI on 22 January 2020. It is expected that further countries will also join the Convention by signing of MLI.

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

Significant change of substance requirements in certain jurisdictions may adversely impact our business.

Following the global trend on increase of substance requirements in various jurisdictions, starting from 2019 certain jurisdictions (including traditional offshore jurisdictions) implement legislation that requires companies registered in the relevant offshore jurisdiction to maintain actual substance on the territory of such jurisdictions, which may include, amongst others, the qualified personnel, premises located in the particular jurisdiction, reasonable expenses to support daily operation of the company.

We cannot exclude that we might be subject to additional costs and/or tax liabilities resulted from the said requirements, which could have a material adverse effect on our business, financial condition and results of operations.

Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia.

We are subject to a broad range of taxes and other compulsory payments imposed at federal, regional and local levels, including, but not limited to, profits tax, VAT and social contributions. Tax laws, namely the Russian Tax Code, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is still unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective, resulting in continual changes to the interpretation of existing laws. Although the quality of Russian tax legislation has generally improved with the introduction of the first and second parts of the Russian Tax Code, the possibility exists that Russia may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations. A large number of changes have been made to various chapters of the Russian Tax Code since their introduction. Since Russian federal, regional and local tax laws and regulations are subject to changes and some of the sections of the Russian Tax Code relating to the aforementioned taxes are comparatively new, interpretation of these regulations is still unclear or non-existent. Also, different interpretations of tax regulations exist both among and within government bodies at the federal, regional and local levels, which creates uncertainties and inconsistent enforcement. The current practice is that private clarifications to specific taxpayers’ queries with respect to particular situations issued by the Russian Ministry of Finance are not binding on the Russian tax authorities and there can be no assurance that the Russian tax authorities will not take positions contrary to those set out in such clarifications. During the past several years the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of the tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits. Starting from January 1, 2019 tax authorities are entitled to claim documents (information) used for calculation and payment of taxes (other obligatory payments) from the taxpayers’ auditors. In practice, the Russian tax authorities generally interpret the tax laws in ways that do not favor taxpayers, who often have to resort to court proceedings against the Russian tax authorities to defend their position. In some instances, Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory.

The Russian tax authorities are increasingly taking a “substance over form” approach. In 2017, anti-avoidance rules were introduced by Article 54.1 of the Russian Tax Code. A similar “unjustified tax benefit” concept introduced by the Plenum of the Supreme Arbitrazh Court of the Russian Federation in its Resolution No. 53 has been in existence for more than 10 years in Russian law. The unjustified tax benefit concept has been widely used by the Russian tax authorities to challenge the tax positions of Russian taxpayers (see also “Our business in Russia may be deemed to receive unjustified tax benefits”).

Starting from January 1, 2015 a number of amendments have been made to the Russian tax legislation introducing, among others, the concepts of controlled foreign companies, corporate tax residency and beneficial ownership (see also “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”). Due to the relative lack of court and administrative practice, no assurance can be currently given as to how these amendments will be applied in practice in the event of each particular case, their potential interpretation by the tax authorities and the possible impact on us.

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

Certain other changes were introduced to the Russian Tax Code over the recent years, namely changes to types of controlled transactions subject to transfer pricing rules, increase of the VAT rate to 20%, etc.

The possibility exists that the Government may introduce additional tax-raising measures. Although it is unclear how such measures would operate, the introduction of any such measures may affect the Group’s overall tax efficiency and may result in significant additional taxes becoming payable.

On November 24, 2016, the OECD published the MLI which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof. For example, the reduced rate on dividends provided under a double tax treaty shall be denied if the conditions for holding equity interest or shares by the time of the dividend payout are met over less than a 365-day period. MLI also proposes taxing income from gains upon alienation of shares (interests) of property-rich companies in the country where such property is situated if the immovable property value threshold is met at any time during the 365 days preceding the transaction and not at the time of the transaction itself. Thus, when determining tax consequences several sources of legislation will now need to be considered, namely the domestic tax law, double tax treaties and MLI provisions, which have been adopted by states-parties to the relevant double tax treaty. On April 17, 2019, the MLI has been ratified by the Russian State Duma. In December 2019 the Russian Ministry of Finance announced that entry into effect of MLI in Russia is postponed until 1 January 2021. In light of these upcoming amendments, it is likely that the application of the double tax treaties concluded by Russia with countries that also have signed and ratified the MLI, i.a. the double tax treaty between Russia and Cyprus, will be limited that potentially may result in higher tax burden for our Group’s business.

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

The concept of “unjustified tax benefit” was formulated in Resolution No. 53 issued by the Plenum of the Supreme Arbitrazh Court of the Russian Federation in 2006. The concept is defined in the resolution mainly by reference to specific examples of tax benefits obtained as a result of a transaction that has no reasonable business purpose and which may lead to disallowance of their application.

On July 19, 2017 anti-avoidance provisions were introduced into the Russian Tax Code and the Article 54.1 of the Russian Tax Code was adopted. These provisions provide for two specific criteria that should be met simultaneously to entitle a taxpayer to reduce the tax base or the amount of tax: (i) the main purpose of the transaction (operation) is not a non-payment (incomplete payment) and (or) offset (refund) of the amount of tax; and (ii) the obligation under the transaction (operation) is executed by a person who is a party to a contract entered into with the taxpayer and / or a person to whom the obligation to execute a transaction (operation) was transferred under a contract or law. The Russian Tax Code specifically indicates that signing of primary documents by an unidentified or unauthorized person, violation by the counterparty of tax legislation, the possibility to obtain the same result by a taxpayer by entering into other transactions not prohibited by law cannot be considered in itself as a basis for recognizing the reduction of the tax base or the amount of tax unlawful. However, application of these criteria is still under consideration of the tax authorities, therefore, no assurance can be given that positions of taxpayers will not be challenged by the Russian tax authorities. Anti-avoidance provisions stipulated in the Article 54.1 of the Russian Tax Code are applied starting from August 19, 2017, yet may be applied to prior periods if benefit taxpayers. The Russian Ministry of Finance in its recent letter stated that the concept expressed in Resolution No. 53 and evolved in the relevant court practice should not be applied by the Russian tax authorities in the course of tax audits following enactment of the Article 54.1 of the Russian Tax Code. However, as of the date of this annual report, no assurance can be given that later the Russian tax authorities would not rely on the court-based version of the concept or even both ones, which may result in a higher tax burden of taxpayers. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. This uncertainty could possibly expose our Group to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

Our Russian subsidiaries are subject to tax audits by Russian tax authorities which may result in additional tax liabilities.

Generally, taxpayers are subject to tax audits for a period of three calendar years immediately preceding the year in which the decision to conduct the audit is taken. Nevertheless, in some cases the fact that a tax period has been reviewed by the tax authorities does not prevent further review of that tax period, or any tax return applicable to that tax period. In addition, based on the court practice and the first part of the Russian Tax Code, the three-year statute of limitations for tax liabilities is extended if the actions of the taxpayer create insurmountable obstacles for the tax audit. Because none of the relevant terms is defined in Russian law, the tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” or “created insurmountable obstacles” in respect of an audit, effectively linking any difficulty experienced in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek tax adjustments and penalties beyond the three-year term. Therefore, the statute of limitations is not entirely effective. Tax audits may result in additional costs to our Group if the relevant tax authorities conclude that our Russian subsidiaries did not satisfy their tax obligations in any given year. Such audits may also impose additional burdens on our Group by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, financial condition and results of operations.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions.

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019 transactions between Russian tax residents will be controlled only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and at the same time one of the conditions stipulated in Article 105.14 of Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with parties from blacklisted countries, transactions between related parties under participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 60 million threshold. The new rules apply to transactions, under which income (expenses) from such controlled transactions are recognised after January 1, 2019. As a side effect, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

The burden of proving market prices, as well as keeping specific documentation, lies with the taxpayers. In certain circumstances, the Russian tax authorities may apply the transfer pricing rules and methods in cases where the rules are formally not applicable, claiming additional tax charges calculated using the transfer rules but based on other tax concepts (e.g. unjustified tax benefit, lack of economic justification of expenses, etc.). For more information see “Our business in Russia may be deemed to receive unjustified tax benefits”.

It is therefore possible that the Group entities established in Russia may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and lack of established practice of application of the Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they could have a material adverse effect on our business, financial condition and results of operations.

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

Moreover, the MLI that has recently been ratified in Russia and has been ratified in Cyprus on 22 January, 2020, may have a significant impact on application of the Russia-Cyprus double tax treaty, if relevant positions would be mutually agreed upon by Russia and Cyprus. The MLI will enter into force on May 1, 2020 in Cyprus and on January 1, 2021 in Russia. The provisions of the MLI, with regard to taxes withheld at source, are expected to be applicable the earliest as from 1 January 2021. For more information see “Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia”. Adverse changes in, or the cancellation of, the Russia-Cyprus double tax treaty may significantly increase our tax burden and adversely affect our business, financial condition and results of operations.

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

On June 7, 2017 Cyprus signed the MLI, and the Cyprus Government ratified the MLI on January 22, 2020. The purpose of the MLI is for Cyprus to implement a series of tax treaty measures to update the existing network of double tax treaties. Cyprus has adopted the minimum standards of the MLI and made full reservations on all other provisions of the MLI, including replacement of the “effective management” concept with the mutual agreement procedure between the jurisdictions of which the entity shall be deemed to be a resident.

In effect the double tax treaties of Cyprus will be amended to include these provisions without further bilateral negotiations after the other jurisdiction of the respective tax treaty has deposited its instrument of ratification, acceptance, or approval of the MLI, and a specified time period has passed.

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

Due to our international structure (see “Item 18. Financial Statements, Note 5. Consolidated subsidiaries”), we are subject to permanent establishment rules and transfer pricing risks in various jurisdictions in which we operate. We manage the related risks by looking at management functions and risks in various countries and level of profits allocated to each subsidiary. If additional taxes are assessed in connection with these matters, they may be material. The Russian Tax Code contains the concept of a permanent establishment in Russia as means for taxing foreign legal entities, which carry on regular operational activities in Russia beyond preparatory and auxiliary activities.

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

Specifically, our Cypriot holding company may incur a 15% withholding income tax at source on dividend payments from Russian subsidiaries if the treaty clearance procedures are not duly performed at the date when the dividend payment is made. In this case, we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 10% or 5% as appropriate. However, there can be no assurance that such taxes would be refunded in practice. Similar approach is applied to dividends received from Russian subsidiaries by the Company’s non-Russian subsidiaries. Moreover, MLI coming into force may have an effect on application of a double tax treaty between Russia and Cyprus, in respect to the applicability of the minimum standards. MLI has been already ratified in Russia and will come into effect starting from January 1, 2021. Cyprus has ratified MLI and it will come into force starting May 1, 2020.

Furthermore, starting from January 1, 2015 a number of amendments had been made to the Russian tax legislation introducing, amongst others, the concept of beneficial ownership. Under this concept, double tax treaty benefits are only available to the recipient of income from Russian sources, if such recipient is the beneficial owner of the relevant income. Foreign entities that do not qualify as beneficial owners may not claim double tax treaty relief even if they are residents in a double tax treaty country. For these purposes, the beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. In order to determine whether a foreign entity is a beneficial owner of income, it is necessary to take into account the functions performed by such foreign entity, as well as the risks borne by it. Entities are not recognized as beneficial owners of income if they have limited authorities to use or dispose income received from Russian sources, perform agency or other similar functions in favour of third parties, not taking any risks or transfer such income (either partially or in full) to third parties that are not eligible to double tax treaty benefits.

Introduction of the concept of beneficial ownership may result in the inability of the foreign companies within our Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia. It should be noted that simplified approach to confirmation of a beneficial ownership status has recently been adopted for public companies which shares are traded on qualifying stock exchange. At the same time, the Russian Tax Code does not provide for the list of criteria satisfying which would be sufficient for the confirmation of the beneficial ownership rights. Due to lack of any unified set of requirements, decision of the Russian tax authorities and courts with respect to beneficial ownership status may vary in each particular case. Application of such approach by Russian tax authorities and courts may result in additional tax liabilities for the Group.    Recent court cases demonstrate that the Russian tax authorities actively challenge application of double tax treaty benefits retroactively (i.e. for the periods prior to 2015, when the concept of beneficial ownership was introduced in the Russian Tax Code) on the grounds that double tax treaties already include beneficial ownership requirement to allow application of reduced tax rates or exemptions. In these cases, the Russian tax authorities obtained relevant information by means of information exchange with the foreign tax authorities. The imposition of additional tax liabilities as a result of the application of this rule to transactions carried out by us may have a material adverse effect on our business, financial condition and results of operations (see “- Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”).

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

Under the Russian CFC Rules, in certain circumstances, undistributed profits of foreign companies and non-corporate structures (e.g., trusts, funds or partnerships) domiciled in foreign jurisdictions, which are ultimately owned and/ or controlled by Russian tax residents (legal entities and individuals) will be subject to taxation in Russia. The Russian CFC Rules are being constantly developed. A number of amendments to the Russian CFC Rules were made within 2015-2019 years. In the meantime, certain provisions of the Russian CFC Rules are still ambiguous and may be subject to arbitrary interpretation by the Russian tax authorities.

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

The Russian Tax Code allows for a “look through” approach to withholding tax, i.e. double tax treaty benefits shall be still available to the actual beneficial owner of income coming from Russian sources in case the first recipient of such income does not satisfy beneficial ownership criteria and, therefore, is not subject to double tax treaty relief. In this case the actual beneficial owner of such income may be entitled to double tax treaty relief, subject to certain conditions stipulated in articles 7 and 312 of the Russian Tax Code, provided it is a tax resident of the jurisdiction, which has a double tax treaty with Russia. If the actual beneficial owner is a Russian tax resident or is a resident of the jurisdiction with no double tax treaty with Russia in place, provisions of the Russian Tax Code shall apply. Before 2019 there was uncertainty, whether the “look through” approach could be applied in relation to any type of income other than dividends. Since 2019 it is specifically allowed by the Russian Tax Code. Furthermore, based on the recent court practice, in case the tax authorities successfully challenge the beneficiary status of the income recipient that was initially claimed by the taxpayer as a beneficial owner, the application of a look-through approach to another person in the chain will likely be rejected by the tax authorities and domestic Russian withholding tax rate would be applied.

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

Therefore, it cannot be excluded that we might be subject to additional tax liabilities because of these changes being introduced and applied to transactions carried out by us, which could have a material adverse effect on our business, financial condition and results of operations (see also “We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia”, “Changes in the double tax treaty between Russia and Cyprus may significantly increase our tax burden”).

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

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 62,712,975 ordinary shares, including those represented by ADSs. Our shares that are not currently represented by ADSs could generally be added into our ADS program in relatively short order, subject to applicable securities laws restrictions. Our significant shareholders currently include Mr. Sergey Solonin (see “–The substantial share ownership position of our chief executive officer Sergey Solonin may limit your ability to influence corporate matters ”) and Otkritie Bank (see “– The substantial share ownership position of Otkritie could be adverse to the interests of our minority shareholders ”), both of whom have certain registration rights and are able to cause us to conduct registered offerings. A significant sale of our securities by any of these holders or any other future owner of a substantial stake in our company could have a detrimental effect on the trading price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

Our primary subsidiaries are QIWI Bank (JSC), or Qiwi Bank, JSC QIWI and Sette FZ-LLC. JSC QIWI was incorporated in Russia in January 2004, and QIWI Payments Services Provider Limited was incorporated in the United Arab Emirates in February 2011, and until December 31, 2019 was one of our primary subsidiaries. In 2019 in order to optimize our business operations we have incorporated Sette FZ-LLC in the United Arab Emirates. All rights and obligations of QIWI Payments Services Provider Limited under the contracts with most of merchants and partners have been transferred to Sette FZ-LLC. We plan to launch the liquidation process of QIWI Payments Services Provider Limited shortly.

In September 2010, we acquired Qiwi Bank from a group of our then-current shareholders. In June 2015, we acquired the Rapida payment processing system and the Contact money transfer system from Otkritie Investment Cyprus Limited. In April 2017 Rapida LTD was merged into Qiwi Bank.

In June 2018, QIWI, Bank Otkritie and Tochka management signed a partnership agreement to establish a new entity JCS Tochka to collectively develop this business Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses. JCS Tochka commenced its business operations in February 2019.

In July 2018, we acquired 100% of Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Bank Otkritie. Rocketbank currently operates as a branch of Qiwi Bank JSC and Rocket Universe LLC. In 2019 the Board of Directors requested management to investigate the potential for a partial or complete sale of Rocketbank. Given that we were not able to find a suitable buyer for Rocketbank, the Board of Directors has determined to wind-down Rocketbank operations. We anticipate that this process will be completed by the end of 2020.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2019 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects.”

For a description of the rules and regulations under which we are governed, see Item 4 “Regulation.”

B.	Business Overview

We are a leading provider of next generation payment and financial services in Russia and the CIS. We have an integrated proprietary network that enables payment services across online, mobile and physical channels as well as provides access to certain financial services that we offer to our customer and B2B partners. We have deployed over 22.5 million virtual wallets, over 134,000 kiosks and terminals, and enabled merchants, customers and partners to accept and transfer over RUB 124 billion cash and electronic payments monthly connecting over 42 million consumers using our network at least once a month (aggregating consumers across QIWI and Contact networks, without eliminating potential duplication). Our consumers and partners can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ our open API infrastructure and use our highly customizable, sophisticated payment solutions to serve their business or personal needs. We believe the complementary combination of our physical and virtual payment and financial services as well as our open infrastructure provides differentiated convenience to our consumers and creates a strong network effect that drives payment volume and scale across the business. Recently, we have started to offer certain financial services, which we believe can complement our well-developed digital payment infrastructure. With the launch of our payment-by-installment card, SOVEST, we entered a new consumer lending market. Through Tochka and Factoring Plus projects we expanded our offering for SME customers and individual entrepreneurs, while our data related projects contribute to our value proposition enforcing our ecosystem. We continue working on further broadening the scope of services, products and use cases that we offer our customers and partners and aim to develop new niches we have yet not penetrated. We believe that our leading market position, proprietary network and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and segments that lack convenient digital solutions for customers and partners to pay or accept payments for goods and services, transfer money or use other financial tools in online, mobile and physical environments or that are largely cash-based. We help consumers, merchants and partners connect more efficiently in these markets by providing an integrated network of virtual wallets, applications, open APIs and physical distribution points as well as payment channels and methods that enable consumers to use differentiated funding sources to pay for any merchant or to other user in or outside of our network or use other services quickly and securely through a variety of interfaces.

Our platform and products provide simple and intuitive user interfaces, convenient access, quick on-boarding and high quality services combined with the reputation and trust associated with the QIWI group brands. In Russia and Kazakhstan, the QIWI brand is well known and our digital solutions as well as our kiosks and terminals provide differentiated access to an alternative payment infrastructure for our customers in those countries. Further, we believe that the popularity and usage of our financial services in Russia is increasing and that such services are well regarded by our customers. We distribute our payment services primarily through our virtual products, most notably QIWI Wallet, which enables consumers to access, make and receive payments through their computers or mobile devices. Our customers can seamlessly create an online account, or virtual wallet, with QIWI through a variety of interfaces where they can store money, deposited from cash or funded from other sources, such as cards, bank accounts, mobile phone balances or money transfers to make payments and purchases at any time or they can make cash payments directly through our physical distribution network. Our services also allow merchants in Russia and other markets, including leading MNOs, online service providers and retailers, financial institutions and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily. Our partners can use our infrastructure to create sophisticated payment and payout solutions and use a variety of payment and financial services we provide to services their operations. Our payment infrastructure offers diversity and flexibility that helps us deliver convenient solutions and satisfy the needs of a broad range of customers.

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

Our payment services business historically has been and continues to be a major part of our operations and currently generates most of our revenues. We are constantly striving to diversify our product offering and range of services with certain new projects contributing to our payment services business and others aimed at penetrating new areas of the financial services market. In order to best reflect our current operational and management structure, we are distinguishing four key operating segments in addition to a Corporate and Other category, as set out below:

•

Payment Services segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance System; and our merchant focused services, such as QIWI Cashier or acquiring services;

•	Consumer Financial Services segment, which encompasses our consumer lending business SOVEST;

•	Small and Medium Businesses segment, which encompasses operations of the Tochka platform;

•	Rocketbank segment, which encompasses Rocketbank, a digital banking service offering debit cards and deposits to retail customers, and

•

Corporate and Other category, which encompasses expenses associated with the corporate operations of QIWI Group as well as our R&D, projects and emerging business models that we are testing, including Factoring Plus and Flocktory.

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

In 2017, 2018 and 2019, we processed RUB 911 billion, RUB 1,138 billion, and RUB 1,489 billion in payments, respectively.

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

In 2017, 2018 and 2019, we had 20.1 million, 20.8 million, and 22.5 million active virtual wallets registered with our system as of year-end, respectively.

Apart from the broad functionality of our core Qiwi Wallet product, we offer our consumers certain additional products and applications that complement or enhance our main value proposition. Such products include for example Qiwi Bonus, which offers discounts, cash-backs and loyalty programs from our merchants; Qiwi Donate, which enables streamers to collect donations during broadcasts; Qiwi Travel, which provides customers with services for search, booking and purchase of airline tickets; Qiwi Teamplay, a cybersport platform for non-professional gamers and others. We are also developing digital money remittance services as part of CONTACT money remittance system proposition.

We also offer our merchants and partners a number of solutions that can complement and improve our basic payment acceptance capabilities. Such products include Qiwi Cashier, which allows merchants to connect Qiwi Wallet directly to their checkout page and manage their account with us online; acquiring services that enable merchants to get a one stop payment acceptance solution with the majority of means of payments, payment of delivery services and certain other infrastructural solutions like Interactive Bets Accounting Center (TSUPIS) for betting merchants; or driver payout solutions for taxi companies that allow our partners to access high quality digital payment services without extra costs or technical difficulties. Moreover, we offer our customers an open API (Application Programming Interface) for customizing the interface of Qiwi Wallet so they can use it more conveniently for collecting and accepting payments.

We believe that our ability to leverage our technological platform and create convenient infrastructural solutions demanded by our partners and customers is a defining feature of our network, which has allowed us to expand our business and penetrate new niches that will continue to fuel our growth going forward.

Our Virtual Wallet

With Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, whether deposited in cash or funded from a variety of sources such as mobile phone balances, bank accounts, credit or debit cards, or money transfers (including winning repayments and other merchant reloads and peer-to-peer transfers), that can be used to make payments, purchases, peer-to-peer transfers or to remit money. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked. See Item 3D Risk Factors – “Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.”

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

We believe that a key part of our service offering is consumer convenience and ease of use. Qiwi Wallet is available through a variety of interfaces, including mobile applications, its own website, touch-screens of our kiosks, merchant websites, and SMS/USSD (whereby a payment is made by sending an SMS message to a specified phone number). An increasing percentage of consumers are accessing Qiwi Wallet through our mobile applications rather than through our own website (which was historically the most popular Qiwi Wallet interface), or our kiosk network. Nevertheless, kiosks remain one of the important channels by which consumers load and reload their Qiwi Wallet accounts, which we believe highlights the synergies between our physical and virtual distribution networks and will continue to support the sustainability of our business.

We offer downloadable Qiwi Wallet applications for the most popular mobile and digital platforms and devices and support major mobile operating systems: iOS and Android. We believe that these efforts are a vital part of our overall strategy and serve to increase our consumer base.

How Our Virtual Wallet Works

Payments made through Qiwi Wallet can be categorized into push payments and pull payments. A push payment is a payment initiated by the consumer from a Qiwi Wallet interface. Typical push payments include money remittance transactions, utility payments or mobile top-ups. After entering Qiwi Wallet through one of its secure interfaces, a consumer is required to select the name of the merchant from hyperlink icon menu or using the search function, and then to type in the payment amount. Consumers are not subject to a fee when making most payments through Qiwi Wallet. Additionally, consumers are able to link their bank cards to their Qiwi Wallet accounts to make online payments without divulging their bank card details on merchant websites, decreasing the perceived risk of fraud associated with online payments. Payouts to Qiwi Wallets made by the partners and merchants we serve are also mostly push payments. A pull payment is a payment initiated by the consumer from a merchant interface, typically a merchant website through which the consumer makes a purchase. Typical pull payment include for example payments to e-commerce merchants. During the check-out process at a merchant website, the consumer chooses Qiwi Wallet as a payment method and is re-directed to a Qiwi Wallet web page. Next, if the consumer is already registered with Qiwi Wallet, he or she is prompted to enter his or her mobile phone number to which his or her Qiwi Wallet account is linked and his or her Qiwi Wallet password. If the consumer is not yet registered with Qiwi Wallet, our system automatically generates a virtual wallet for him or her once the mobile phone number is entered. A registered Qiwi Wallet user is then required to select a source of funds to be used, including the prepaid balance of the Qiwi Wallet account, a bank card previously linked to the Qiwi Wallet account, or his or her mobile phone account. The consumer may also select a deferred payment option, whereby our system generates an electronic invoice from the merchant to the consumer, which is stored in the consumer’s virtual wallet and can be paid at a later stage. After a payment option is chosen, the consumer is required to confirm the transaction, following which funds are withdrawn from the source the consumer has selected and transmitted to the merchant. The only option available to consumers who did not have a Qiwi Wallet account previously is the deferred payment option. Once the consumer loads his or her newly registered virtual wallet or links a bank card to it, the invoice can be confirmed and paid, after which the transaction is completed.

Our Reload Channels

Qiwi Wallet accounts can be reloaded through virtually any payment method available on the market, including making cash deposits at any of our kiosks or terminals or third-party kiosks and terminals, via bank cards and accounts, mobile phone balances, online banking and retail or through peer-to-peer wallet transfers. Qiwi Wallet benefits in particular from access to our own network of kiosks and terminals, which is one of the largest cash reload networks in Russia. In certain cases, Qiwi Wallet accounts can be uploaded by our merchants or partners, for example when the betting merchants are paying out winnings to our users, taxi companies are making payouts to taxi drivers or when micro-financial organizations are issuing loans to the wallet accounts. These latter reload channels are becoming consistently more important for us as we develop different infrastructural solutions based on our services, creating an ecosystem that is able to satisfy a wider range of payment and financial service needs of our customers. We believe that by offering the convenience of reloading through a variety of sources, we increase the likelihood of consumers using Qiwi Wallet and other services that we offer as well as the adoption of such services.

Qiwi branded kiosks and terminals historically have been the primary means by which consumers reload their Qiwi Wallet accounts. In 2015 the percentage of reloads made through bank cards, mobile phone balances and directly from bank accounts was less than 15% of total reloads, increasing to more than 25% in 2016. In 2017 and 2018 we have seen a further increase in the proportion of non-cash reload channels as well as the growing share of top ups through different payout mechanisms. As of the end of 2019, the share of such top up surpassed 65% of the total reloads following the decline in the number of our kiosks and third party kiosks on the market (see “Item 3.D Risk Factors—Risks Relating to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”) and diversification of our payment infrastructure and product offering and an overall market trend towards the digitalization of payments.

Our International Virtual Wallets

As of December 31, 2019, the vast majority of active Qiwi Wallet accounts were based in Russia. We also have a limited number of electronic wallets in Kazakhstan.

QIWI Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk of fraud associated with traditional credit and debit cards. Our QIWI Visa Plastic Card is a physical card that can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. Qiwi Visa Plastic Cards are linked to the balance of a consumer’s Qiwi Wallet and can serve as another extension of QIWI Wallet in to the physical environment, such cards can be ordered through a Qiwi Wallet. We believe that the Visa Qiwi Plastic Card notably complements our online capabilities and offers customers a significantly wider range of use cases such as a full scope light banking services including cash and electronic reloads, intuitive online interfaces, all types of payments and remittances and cash withdrawals from participating ATMs.

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

We also support such capabilities as Android Pay, ApplePay and GooglePay, which are popular among our customers. We believe that offering our customers the latest technological solutions is pivotal for the development and continues growth of our business.

Physical distribution

Overview

Our physical distribution comprises approximately 111,000 kiosks and approximately 23,000 terminals (including various interfaces at physical points of service) that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the customized interfaces that display our broad range of payment services and provides the connectivity to our processing platform. These capabilities help connect consumers and merchants and enable them to conduct commercial transactions, such as bill payments and purchases, or upload our virtual distribution services or SOVEST cards at thousands of convenient locations.

In 2017, 2018 and 2019 we had approximately 109, 110, and 111 thousand kiosks and 43, 34, and 23 thousand terminals in our network as of year-end, respectively.

We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, our kiosks are assembled by third party manufacturers using our proprietary specifications and are then purchased by over 4,100 agents who are responsible for placing, operating and servicing the kiosks in high-traffic and convenient retail locations (the number of active agents includes only those who own kiosks and terminal. For reference, number of active agents in physical distribution in 2017 and 2018 were 4,995 and 4,623 respectively). In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a QIWI terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system.

In 2015, we acquired the Contact money remittance system. Contact is one of the major classic money transfer systems in Russia that partners with over than 500 financial institutions and agents to form an extensive network of bank branches and retail offices in over 180 countries worldwide to provide highly convenient and easily accessible money transfer services across to a wide variety of users digitalizing the offline market as well as strengthening and enlarging our ecosystem

Our Kiosks and Terminals

A kiosk is a stand-alone computer terminal with a touch screen and specialized hardware and software, which enables consumers to make cash payments to merchants or upload Qiwi Wallet. Each kiosk is connected to our network using a dedicated SIM card or via internet and is equipped with a cash acceptor, a printing device and a transaction recording device as well as certain other capabilities in some cases. Kiosks are relatively easy and inexpensive to install and are equipped with specialized software that monitors the condition of the kiosk and its components. A kiosk is also relatively simple to assemble, and we generally have not encountered any significant issues in relation to underproduction or shortage of kiosks. There are 13 base models of kiosk available on the Russian market.

In addition to kiosks, our network includes approximately 23,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy and Euroset. We provide these businesses with access to our network through our proprietary software and process the payments made by their customers.

Our kiosks and terminals are typically owned by our agents, except in limited circumstances when we enter new markets or develop new solutions where we may own a number of kiosks or terminals. We believe this ownership structure has allowed us to build a large network in a relatively short period of time. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. Historically, we have signed rental agreements with large retail networks including Magnit, X5 Retail Group, Dixy, and Fix Price to further sublease those locations to our agents. We believe it is important to provide our agents with comprehensive support in order to ensure quality of service and a unique competitive environment.

How Our Kiosks and Terminals Work

To make a payment through a kiosk, a consumer selects the hyperlink icon of a particular merchant on the kiosk screen and enters the data necessary for the merchant to identify the consumer. For instance, this may be the consumer’s mobile phone number or details on the consumer’s utility bill. The consumer inserts money into a cash acceptor, which automatically recognizes the value of the banknotes. Once the necessary amount of money has been inserted, the consumer presses a button to confirm that he or she wishes to complete the transaction, and the software installed on the kiosk sends an instruction to our processing system to transmit a corresponding amount to the merchant and to withdraw it from the agent’s or consumer’s account. The kiosk then prints a receipt confirming that payment has been made. The interface of a kiosk is highly intuitive to facilitate a convenient user experience with the entire transaction process normally taking no more than a few minutes. A transaction is mostly automated and usually performed in three or four easy steps, so that the user is only required to input a minimum of information. When making a payment through a terminal, a consumer gives the same information (merchant name, amount of transaction and account identifying data) to a cashier, who processes it on a computer or a mobile phone using specialized software.

Our Agents

Our agent base includes more than 4,100 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Apart from the larger agents such as consumer electronics retailers (for example Svyaznoy) or banks, many of our agents are small to mid-sized businesses, which we believe provides them with insight into local market dynamics. For many of our agents, the business of kiosk and terminal ownership is a full-time occupation, while some view it as an ancillary service that increases consumer traffic in their outlets or provides additional convenience to consumers. We do not consider ourselves to be materially dependent on any of our agents.

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

Merchants

As of December 31, 2019, we had approximately 12,500 merchants active on a monthly basis in our system. Our merchants are vendors, including online retailers and service providers, betting companies, banks, money remittance companies, mobile network operators and utilities. Consumers can easily access our merchants through Qiwi Wallet, moreover our larger merchants can be accessed through hyperlink icons placed directly on kiosk screens and, since any of our kiosks can be used as an interface to register a Qiwi Wallet account or to access an existing one, the merchant offering is effectively the same for all our payment services interfaces. In addition, Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant that accept Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop” experience for our consumers.

Our merchants fall into five broad verticals, according to the nature of the products and services they provide to the consumers: E-commerce, Money Remittance, Financial Services, Telecom and Other. The following table shows the payment volume, payment adjusted net revenue and the payment average net revenue yield for each of these payment verticals.

	For the year ended 31 December,
	2017	2018	2019	2019
	RUB	RUB	RUB	USD
Payment Services segment key operating metrics
Payment volume (in billions)	911.1	1,138.1	1,488.6	24.0
E-commerce	167.9	263.4	410.6	6.6
Financial services	238.7	250.6	325.6	5.3
Money remittances	277.2	405.9	549.1	8.9
Telecom	170.7	172.1	165.0	2.7
Other	56.6	46.2	38.3	0.6
Payment Adjusted Net Revenue (in millions)	10,509	14,370	18,103	292.4
E-commerce	5,347	8,243	10,415	168.2
Financial services	1,227	1,126	1,207	19.5
Money remittances	2,902	3,961	5,534	89.4
Telecom	757	775	722	11.7
Other	276	265	225	3.6
Payment average Adjusted Net Revenue yield (in %)	1.15%	1.26%	1.22%	1.22%
E-commerce	3.18%	3.13%	2.54%	2.54%
Financial services	0.51%	0.45%	0.37%	0.37%
Money remittances	1.05%	0.98%	1.01%	1.01%
Telecom	0.44%	0.45%	0.44%	0.44%
Other	0.49%	0.57%	0.59%	0.59%

E-commerce. E-commerce is one of our major merchant categories and mostly comprises of merchants that sell their products and services online, including betting (mostly sports betting) merchants such as F.O.N., BK Olimp and Leon (see – Item 3.D Risk Factors,—“We derive a substantial portion of our revenues from merchants in the betting industry”), online game developers such as Wargaming and Mail.ru, social networks such as Vkontakte and Odnoklassniki; digital-entertainment providers, such as BIGO a large international service for broadcast and life-streaming; large international e-commerce merchants such as AliExpress and Joom and local e-commerce merchants. We also accept payments on behalf of tickets and travel companies, software producers, coupon websites, and numerous other merchants. . Our payment solutions provide e-commerce merchants with an opportunity to accept payments in a fast and reliable manner, increasing their consumer base and attractiveness of their services. Our Qiwi Wallet provides the customers of such businesses with a convenient, fast and secure payment option to make online purchases and top up their personal accounts, while our kiosk and terminal network offers an attractive offline interface to the online services of our e-commerce merchants.

Financial Services. Financial Services includes primarily banks, micro-finance organizations and insurance companies. As of December 31, 2019 we accepted payments on behalf of over 185 banks, including most major Russian retail banks such as Sberbank, VTB, Alfa-Bank, Tinkoff Credit Systems, Russian Standard Bank, Home Credit Bank, Raiffeisen Bank and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach a larger market through our network by enabling their customers to make deposits, replenish their cards and repay loans.

Money Remittance. Money Remittance segment includes various money transfer capabilities such as classic money remittance, card-to-card money transfers, peer-to-peer transactions, repayment of winning, etc. From August 2010, we offer our consumers Visa Direct and MasterCard Money Send services, which allow a Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, in a mobile application, or a kiosk touch-screen, with the only information required being the number of the recipient card. Since 2015, we started offering our users similar services for China Union Pay bank cards, recently we have launched the same service for MIR cards. Such services constitute a significant proportion of our Money Remittances category and represent our focus use-cases. In June 2015, we acquired the Contact money transfer system, one of the largest operators on the Russian money transfer market, which offers classical money remittance services. Starting from the end of 2016, we also include certain types of peer-to-peer transactions, for which we charge commission on our consumers, in our Money Remittance market vertical. Such peer-to-peer transactions mostly represent use-cases connected to payment, light banking and collection of proceeds (alike acquiring) services we provide to self-employed customers. Money Remittance category also includes some of the major Russian and international money transfer merchants, for example Post of Russia.

Telecom. Telecom merchants include various telecommunication service providers, such as MNOs, internet services providers, pay television channels and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented a large portion of our merchant base, though in terms of net revenues their relative importance have decreased significantly following the diversification of our business. For the years ended December 31, 2017, 2018 and 2019, the Big Three MNOs accounted for 12%, 8% and 6% of our payment volume, respectively. Their share in our transaction volume has fallen over the last three years due to the expansion of our merchant base and the increased use of our payment systems by the consumers for purposes other than mobile phone account reloading, as well as the decrease of our kiosk network that affected the Telecom category the most.

Other. Our Other category includes all other merchants to which we offer our payment processing services. These includes a broad range of merchants in utilities and other government payments as well as charity organizations.

While we already have considerable penetration in certain markets that we service, there are numerous additional markets and niches where we see opportunities to add new merchants, develop our relationships with existing merchants, increase product penetration and grow our business. Our primary focus areas in this respect are the self-employed market, which is rapidly developing, has significant potential towards digitalization and lacks convenient, easy to use technological solutions and market for servicing evolving sharing economy businesses, where customization, broad suite of compatible services, convenience and speed are key. Moreover, we see increasing potential in developing and growing our secure peer-to-peer payment and our open API infrastructures, which we believe offer customers and partners convenient, intuitive and reliable tool to transfer and collect money as well as serve as a valuable consumer acquisition channel for us. We are also exploring opportunities to extend and improve the set of services we offer in the housing and utilities payments market, we intend to offer our partners and customers in this space comprehensive digital solutions for organizing settlements for housing and utilities services payments, generating payment documents, accounting of payments, etc.

Retail Financial Services (SOVEST and Rocketbank)

Our Consumer Financial Services (CFS) segment currently includes our payment by installment card SOVEST that we launched at the end of 2016. Our Rocketbank (RB) segment includes Rocketbank, a digital banking service offering debit cards and deposits to retail customers that we have acquired form Bank Otkritie. Both SOVEST and Rocketbank are offering digital financial products and services to retail consumers. We are currently in the process of winding-down Rocketbank operations. We believe however, it is important to further develop our suite of services and offer our consumers especially in our key niches a broader range of new generation digital financial services in order to improve consumer value proposition and enforce our ecosystem.

Payment-by-installment card SOVEST

In late 2016, we launched a payment-by-installments card program under the SOVEST brand. SOVEST is the first large-scale payment-by installments card system in Russia developed to help consumers to get easy and transparent access to funds to purchase a wide range of goods and services. SOVEST is a technological IT-driven service that can be accessed by customers through a web site or a mobile application with convenient and intuitive interfaces. Consumers can order and use SOVEST cards to make payments within or outside our partner merchants network both offline and online within the card’s limit and then top up the balance of the card to repay the funds they used in equal installments or at once. If the balance is topped up in a timely manner and there are no delays of repayments during the installment period, no interest or fee is charged on the consumer. By default SOVEST cards can only be used with merchants that have enrolled in the program, however users have an opportunity to purchase certain additional features to extend the usability of their cards including, for example, extended installment period, opportunity to purchase goods and services from merchants outside of the partner network and limited cash withdrawals.

We target a wide and diversified client base across Russia including banked customers with established credit history as well as those who have never used credit services before. While we receive a significant number of applications, our advanced technological platform and proprietary scoring models allow us to efficiently screen such applications and we believe we will be able to maintain certain projected levels of credit risk. A significant part of our scoring procedures is done automatically within second after the customer submits his or her application. We aim to make the onboarding process as easy and convenient as possible while maintaining a high level of risk assessment practices. We offer our customers a credit limit as small as RUB 1,000 and up to RUB 300,000 depending on his or her scoring and increase, decrease or freeze the outstanding limits based on the patterns that the user exhibits. Since 2018 we were testing SOVEST multi-bank model. Initially we aimed to onboard clients and issue SOVEST cards on behalf of partner-banks that would originate corresponding loans, while we would focus on client acquisition, IT infrastructure, merchant relations and marketing. We have started testing such arrangement with AkBars Bank in October 2018 and have onboarded over 75,000 clients to AkBars Bank. We have also tested alternative multi-bank arrangements including such as transfer of loan portfolio to partner banks, however none of the arrangements have yet proven to be economically efficient and mutually beneficial for us and our partners. As of the date of this annual report SOVEST cards are issued solely by Qiwi Bank, thus Qiwi Bank serves as a main lender and bears the majority of the credit risk on outstanding loans. We also have limited outstanding portfolio with AkBars bank as part of the current SOVEST multi-bank model.

We distribute SOVEST cards throughout Russia through all major channels typically used for distribution of digital financial services including the internet, telesales, direct sales agents (DSA) and financial brokers including companies specializing on the distribution of third party financial services and large retailers. We are constantly reviewing and improving our distribution strategies to enlarge our distribution network and optimize our client acquisition costs. We are currently receiving about 500,000 SOVEST card applications per months and as of the date of this annual report have issued over 1,400,000 SOVEST cards.

We generate our revenues through three main sources: in the form of a fixed fees payable to us by customers for purchasing additional value added options such as, for example, extended installment period; in the form of commissions payable to us by merchants that accept SOVEST cards in return for enabling consumers to receive better access to their products, additional sales volumes and higher average checks; and in the form of an acquiring commission (interchange fee). As of the date of this annual report, we have more than 85,000 offline and online partner-merchant locations in the major consumer categories including consumer electronics, tickets, travelling and entertainment, fashion, jewelry and apparel, furniture, food retail and restaurants. The length of the installment that we grant for each purchase depends mostly on the type of merchant and the level of commission he pays us, and the installment period can be between 1 and 12 months. We also offer our clients from time to time certain benefits such as cash-backs or extended installment periods. In 2019 we have also launched a loyalty program, which aims to stimulate users to increase their activity and purchase additional value added options by offering discounts for regular card usage.

For the year ended December 31, 2019 Consumer Financial Services segment payment volume reached RUB 27.8 billion. The carrying amount of loans issued under SOVEST project was equal to RUB 8.0 billion and the outstanding credit limits including credit limits not yet activated amounted to RUB 26.8 billion as of December 31, 2019.

We believe that installment card products have become an important part of the financial services market. Starting from the launch of the SOVEST project we have gained significant expertise and have built unique capacities in a novel consumer financial services market through constantly optimizing our IT, distribution and scoring capabilities and focusing on developing new generation intuitive digital tools within the product and adding new features. Having reached a substantial scale and positive business unite economics of the product we are currently evaluating different strategies for the development of SOVEST projects including shifting our key focus to offering customized products and services to customers in specific niches that we primarily target in our payment business segment and generally building more targeted product and service offering for specific groups of customers such as self-employed.

Rocketbank

Rocketbank is one of the first Russian fully remote digital banking services focused on young and tech-savvy audience, digitized spenders and travelers sensitive to service level, product friendliness and end-to-end engagement. Rocketbank offers its clients the following suite of services through convenient mobile and web channels: debit cards, payments and transfers, loyalty program, saving accounts etc.

We have acquired 100% of Rocketbank business form Bank Otkritie in July 2018 and by the end 2018 have mostly finalized the process of transferring Rocketbank clients and processes to Qiwi Bank, where Rocketbank operates as a branch.

As of December 31, 2019 Rocketbank had over 370,000 active users (defined as doing at least two transactions per months or holding a balance of not less than RUB 5,000) and close to RUB 13.6 billion consumer balances on current accounts and deposits.

Throughout the first half of 2019, QIWI reviewed a number of strategic opportunities for the development of the Rocketbank business as either a part of the broader QIWI ecosystem or as a standalone project. A final strategic plan for Rocketbank was presented to and reviewed by the Board of Directors in August 2019. Having duly considered the proposed strategy and required financing, our Board of the Directors concluded that Rocketbank’s business plan had an investment profile and financing requirements that are not compatible with QIWI’s risk appetite and that the business had limited potential synergies with the core business of the Company. The Board of Directors requested management to investigate the potential for a partial or, complete sale of Rocketbank. Given that we were not able to find a suitable buyer for Rocketbank, the Board of Directors has determined to wind-down Rocketbank operations. We have commenced this process and are currently reviewing the most efficient way to reuse or dispose of the Rocketbank assets. We anticipate that this process will be completed by the end of 2020.

Small and Medium Enterprises

We develop our small and medium enterprises segment through JSC Tochka, which is our equity associate that we established together with Bank Otkritie and Tochka management team in June 2018. JSC Tochka started its operations on February 1, 2019. See Item 3D Risk Factors – “We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.” QIWI and Bank Otkritie split the economic interest proportionally with 45% each, while 10% will be attributed to Tochka management. JSC Tochka functions as a technological partner and service provider for banks – members of the platform. Currently Tochka serves Bank Otkritie and Qiwi Bank. Before JCS Tochka was launched, QIWI Bank was servicing all respective clients in Bank Otkritie and Qiwi Bank. We do not bear any material credit risk as a part of our participation in JCS Tochka.

Tochka offers its clients, who are primarily digital-ready small and medium entrepreneurs and sole traders, a broad range of services including round-the-clock cash and settlement services, account management, cross-border transactions and currency conversion, merchant acquiring and value-added services such as payroll payment processing, simplified accounting and tax services and certain others. Tochka is a well-known for its level of services as well as for creating value for its customers and has been recognized as the best mobile and internet bank for entrepreneurs by Markswebb for the last five consecutive years, Tochka also has an NPS of 70% according to Ipsos research. (The survey was conducted on Tochka customer database of Medium and Small Business, in the period from November 19 to December 6, 2019. The survey sample included 1,435 interviews representing the following regions: Moscow and the Moscow region, St. Petersburg and the Leningrad region, Ekaterinburg, cities with a population of millions, small towns).

Tochka has a highly efficient and robust business model with attractive unit economics, it generates most of its revenues from three different and equally important streams: service subscription fees, interest income and sales of value-added services to its clients. We believe that Tochka is uniquely positioned on the market through its diversified digital product offering, multi-bank proposition, unique consumer service and recognized brand and has potential to significantly increase its market share in the targeted segments.

As of December 31, 2019, Tochka had approximately RUB 49 billion in customer balances and had over 420,000 clients (the majority of Tochka clients currently have accounts and hold their respective balances in Otkritie bank).

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

Apart from corporate expenses as of December 31, 2019 this category includes primarily:

•	QIWI Blockchain Technologies, our subsidiary focused on the development of certain blockchain solutions for internal and external purposes;

•

Factoring Plus, a service that offers digital factoring solutions primarily to small and medium enterprises as well as issues bank guarantees for entities participating in the government procurement procedures. Both projects focus on digitalizing respective areas that currently lack convenient digital solutions and providing clients fast and easy access to necessary financial services and instruments;

•

QIWI Data is our R&D project that aims to use our knowledge about customer’s behavior to create analytical products in the areas of credit risk management, customer relationships management and fraud detection processes;

•

Flocktory, a SaaS platform for customer lifecycle management and personalization focused primarily on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, based on data collection and analysis. Floctory is currently focused on developing second party data exchange solutions based on BigData;

•

QIWI Box, a self-pick-up parcel lockers project that allows agents to buy, install and connect compact self-pick-up delivery boxes to their kiosks and further use our network to offer customers additional logistics services. By the end of 2019 following the respective decision of our Board of Directors we have reached an agreement to transfer all parcel lockers to our key partner PickPoint, while software support is temporarily run by QIWI; and

•	Other projects, including venture projects, which are individually insignificant.

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

Further, at the end of 2016, Qiwi Bank started to serve as an issuing and lending bank for our pay-by-installment card project SOVEST. In 2017, Qiwi Bank started to serve as a settlement bank for Tochka (for the description of Tochka activities see Item 4. B Small and Medium Enterprises) maintaining and servicing accounts of Tochka clients opened with Qiwi Bank. We have also started to develop certain projects relating to electronic bank guarantees services, which we currently develop as part of the Factoring Plus project.

By the end of 2018, the majority of operations and processes of Rocketbank (for the description of Rocketbank activities see Item 4. B Rocketbank), including maintenance of consumer accounts and issuance of Rocketbank debit cards were transitioned to Qiwi Bank following our acquisition of Rocketbank business form Bank Otkritie. As of the date of this annual report Qiwi Bank continues to serve as a backbone for all Rocketbank operations.

Qiwi Bank also maintains a small number of accounts for our employees, officers and directors, agents and certain related parties and issues bank guarantees to some of our merchants.

See also “—Regulation” for a brief description of the regulatory regime applicable to Qiwi Bank.

Our Technology Platform

Our services are based an advanced, microservice, proprietary high-performing technology platform. All of our key technology has been developed in-house. Qiwi Core Processing System is the main platform, which provides the functionality of both microprocessing and more classical card payments and transfers. Due utilization of our own unified application building system, QIWI Platform, most of the company’s products (such as Qiwi Wallet, SOVEST, QIWI Distribution Processing etc) use the common platform Qiwi Core Processing System. This processing system has a connection to VisaNet and MasterCard Direct as principal members of both payment systems, allowing us to perform independent acquiring and issue corresponding cards.

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

Data analysis, AI/ML

In 2018, QIWI completed the development of the Big Data cluster based on Hadoop that meets the requirements of PCI DSS. The company has launched a new business department, QIWI Data, which goal is to build a unified corporate platform for working with data and analytics, machine learning technologies and data monetization. We plan to use such technologies in projects related to predictive analytics, cross-sales and marketing communications. A platform for machine learning was also deployed using the latest approaches, including Natural language processing and graphics processing unit (GPU) computing.

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

As a part of our marketing and advertising strategy we have started conducting targeted marketing and client segment research. For example, in the fall of 2019 we conducted a large-scale survey of streamers and their audience, which gave us a deeper understanding of this customer segment as well as served as an effective way to position our products and services among younger users who stream or watch gaming or other content.

Brand Awareness

We currently operate a number of widely known brands including primarily QIWI, SOVEST and Rocketbank.

We believe that the QIWI brand is a household name in Russia. According to Ipsos Comcom, “QIWI” is the most recognized Russian electronic payments brand with prompted brand awareness of 85% among people paying online in Russia.

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

As part of our branding strategy and in order to attract younger generations, we run a QIWI Finteen program – an educational program for school children aimed at promoting financial literacy. We actively advertise to gamers and cybersports fans by running a QIWI Team Play cybersport platform. We believe that such activities while benefitting and educating participants, help us promote our brand among younger users and attract new customers. Further, one of the key focuses of our brand development is building a strong brand positioning in B2B and self-employed segments to support our B2B2C and self-employed strategy. In order to achieve this we regularly launch different campaigns and initiatives, for example we launched our YouTube show, where we discuss current market trends and new-day professions, in addition we launched QIWI Donate, a new product for streamers made to improve the quality of their content and assist them in collection of donations.

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

We launched our new installment card project SOVEST in November 2016. During years 2016 through 2018 we focused mainly on building a new market category, rather than only on creating a brand of a product as no installment card products existed on the Russian market before, therefore we concentrated on educating our customers, explaining how the product worked and what its main advantages were.

In respect of SOVEST project promotion, at the start of sale in 2017 we mainly concentrated on educating our customers, explaining how the product worked and what were its main advantages. It took us over a year and four TV campaigns to reach a maximum 66% prompted (24% unprompted) brand recognition level in Moscow (according to Brand Tracking (Tiburon Research)).

In 2018 we continued building brand recognition campaign and increased our unprompted annual average brand recognition level to 24% (67% unprompted) with a maximum of 32% (80% prompted) during TV campaign in March. In December 2018 we tested an OLV (online video) campaign for both existing and prospective customers, which resulted in a 15.6% brand awareness increase (best in class) and 131% brand interest increase. In the year 2019 we concentrated both on promoting the core product and selling client value added options. Our TV campaign of 2019 resulted in 29% unprompted brand awareness as well as the increase in client value-added services sales. We will continue to rely on the mix of both TV and online campaigns with the aim to further increase our annual average unprompted brand awareness.

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

Tochka, which we develop through our associate JSC Tochka together with Bank Otkritie, is an established and highly acclaimed brand, well known for the quality of the services it provides to the small and medium entrepreneurs.

In 2020, we continue to optimize and develop our brand strategy, collecting and analyzing available data as well as adopting a more targeted approach, focusing mostly on the technically advanced B2B partners in key niches and well as population in big cities including self-employed customers.

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

This year we also improved direct communications with existing customers of our SOVEST project, explaining them both the core value of product and the additional (paid) benefits of the card – extended instalment period etc. In 2019, we pursue two key strategies – for those who do not have SOVEST card (“Get the card”) or prospective customers and for our current customers (“You have the card, use it in a better way, turn on the additional options”). On top of this, we launched a new SOVEST loyalty program, which is similar to an online game where a customer is rewarded for actions he takes: cash-back programs, free or discounted paid value-added services and special offers from our main partners. This new loyalty program serves as a hub that will link all activities and promotions for SOVEST.

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

Our key competitors in Russia are retail banks, particularly those with a focus on well-developed electronic payment solutions, including Sberbank, Russia’s largest retail bank that is majority-owned by the Russian state, Alfa-Bank, one of the leading privately owned Russian retail banks, both of which have electronic banking solutions and large retail networks, and Tinkoff Bank, which positions itself as a specialized bank specifically focused on innovative online retail financial services. Sberbank, for example, has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. Sberbank is the market leader of the Russian payments market, and has access to significant financial resources and has an extensive nationwide network of branches. It is also the largest processor of utility bill payments, which constitute a significant portion of overall consumer spending in our industry. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through Yandex.Money, one of the major electronic payment service providers in Russia that it operates in a joint venture with Yandex, a leading Russian diversified technology company. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Additionally, Sberbank is pursuing a strategy to transform itself into an e-commerce ecosystem based on open source software. In furtherance of this strategy, in April 2018 Sberbank announced together with Yandex that they have completed the formation of a joint venture based on the Yandex.Market platform where they intend to combine the technological capabilities of Yandex and the infrastructure and technologies of Sberbank to develop a leading B2C (business-to-consumer) e-commerce ecosystem, and later launched new e-commerce projects Beru.Ru and Bringly.ru. It has also been reported that Sberbank is currently working a “super-app” as a single entry point for all of its various consumer services, which would have the potential to make its products even more attractive and more difficult to compete against. However, Sberbank recently applied for trademark SuperApp and develops its own type of versatile service. While the platform created by the Sberbank-Yandex joint venture is still being rolled out, this combination could result in a substantial shift in the competitive landscape of the Russian physical e-commerce market to the detriment of our position, market share and growth potential in this category of payments. The recently announced joint venture between Mail.ru Group, Alibaba Group, Megafon and RDIF to create a largest social commerce platform in Russia and the Commonwealth of Independent States (“CIS”) based on AliExpress Russia and Pandao platforms, could have a similar effect. Our other major competitors in the banking industry include Alfa-Bank, a major retail bank that combines a strong competitive position in the traditional retail banking sector with a focus on developing innovative financial and payments solutions, and Tinkoff Bank, which is a provider of online retail financial services operating in Russia through a high-tech branchless platform. Similarly to Sberbank, Tinkoff Bank announced in December 2019 the launch of a super-app designed to be its own marketplace and an entry point to all of the numerous lifestyle services of Tinkoff and its partners. Numerous other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions.

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

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is at least as dispersed as our physical distribution network (i.e. our kiosks and terminals). It also co-owns, in a joint-venture with the Russian state-controlled VTB Bank, the full-service commercial bank Pochta Bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. We also face competition from other non-traditional payment service providers that have substantial financial resources, such as brick-and-mortar and online retailers (such as Alibaba and its financial services subsidiary Ant Financial which operates the AliPay payment system), and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have various payment solutions of their own. In addition, non-traditional payment service providers also include social networks such as Mail.ru Group’s VK, which is developing its own payment solution VKPay (which Mail.ru is planning to transfer to its financial services joint venture with AliPay and MegaFon, thereby increasing the potential usability, competitiveness and aggressiveness of the development of this service as outlined in Mail.ru’s recently announced strategy) and smartphone manufacturers such as Samsung and Apple. New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google.

Globally and in Russia, there is a steady influx of new fintech businesses looking to challenge and disrupt the payments and financial services industry. These include so-called “challenger banks” such as Starling, Monzo, N26, Revolut, Atom and Tandem, who develop various digital banking and financial services and compete with various aspects of our services offering (none of the aforementioned companies has penetrated the Russian market as of the date hereof). Since the financial services industry is susceptible to disruption, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs ”.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily Yandex.Money, WebMoney and PayPal) and kiosk and terminal operators, including Cyberplat, Comepay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services. These new projects include among others our payment-by-installments SOVEST card project that we launched in 2016, and Tochka, a digital banking service focused on offering a broad range of services to small and medium businesses (SMEs). In connection with each of these projects, we face intense competition from commercial and retail banks. In particular, SOVEST competes with commercial banks that operate unsecured retail consumer lending programs, such as Sovkombank, HomeCredit, Tinkoff and Alfa Bank, all of which have equivalent or similar products including pay-by-installment projects, which are a direct competition, credit card programs or POS loan solutions. The projects that we develop and invest in compete primarily on the basis of enhanced user experience, price and add-on features, and are therefore exposed to competition from any banking institutions, particularly those that are focused on developing convenient online and mobile solutions such as Sberbank, Alfa Bank and Tinkoff. Such banking institutions often have more established businesses in consumer lending and other banking services similar to those offered by us. While we seek to differentiate our products from the competition, there cannot be any assurance that we will be successful in doing so due to the number of the competitors and their level of sophistication.

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

Our in-house know-how is an important element of our intellectual property. Our key software has been either developed in-house by our employees or acquired from the third parties. Accordingly, we seek to enter into confidentiality agreements and incorporate copyright assignment clause into employment contracts with our employees and to enter into confidentiality and copyright assignment agreements with the third parties, inter alia with the external developers, and we rigorously control access to our proprietary technology. We hold copyrights for our key software applications. We have also obtained copyright registrations for some of our software in Russia, Brazil and in the United States.

QIWI and Contact money transfer system’s logotypes are registered trademarks in Russia and several other countries, including CIS countries. Rapida, SOVEST and Rocketbank logotypes are also registered trademarks in Russia. However, a number of applications for registration of our brand and logotypes are still pending.

Employees

The following table sets out the average number of employees for the years ended December 31, 2017, 2018 and 2019 by function.

	For the year ended 31 December,
	2017	2018	2019
Qiwi Group
Front Office	855	2,177	1,541
Back Office	751	1,267	1,392
IT Personnel	396	750	697
Total	2,002	4,194	3,630

Our management structure is currently a mix among business functions and business units. Function managers are focused on centralized functions such as finance, strategy, legal, compliance and certain other functions, while business unit managers oversee the operations of the respective business units for which they are responsible. As of December 31 2019, we had four distinct key business units in accordance with the structure of our reporting segments: Payment Services, Consumer Financial Services, Small and Medium Enterprises and Rocketbank. The vast majority of our employees are located in Russia including Moscow, Voronezh (prime location of the SOVEST project call-center), and Ekaterinburg, where Tochka headquarters are located.

Significant headcount growth in 2018 was driven by three main factors: (i) continued hiring of personnel engaged in the SOVEST project, including front (mostly direct sales agents) and back office personnel with the total number of employees increasing from 443 in 2017 to 1,035 in 2018; (ii) launch and development of the Tochka project whereas a number of employees joined QIWI to work on establishing a multi-bank platform and running Tochka business with the total number of employees increasing from 396 in 2017 to 1,438 in 2018; and (iii) acquisition of Rocketbank with the following transfer of over 400 of its employees to Qiwi Bank during the year ended December 31, 2018.

The dynamics for the year ended December 31, 2019 were driven by counteractive trends: (i) the total number of employees engaged in Tochka project decreased from 1,438 in 2018 to 144 in 2019 as a result of the transfer of Tochka project to JSC Tochka starting February 1, 2019; as well as (ii) by the continued transfer of employees in connection with the development of Rocketbank project whereas the number of employees has increased by almost 500 people during 2019. Additionally, in 2019 we have hired a number of employees in connection with the development of certain projects in our Payment Services segment.

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

Virtual wallet operations are legally considered cashless transfers with the use of bank cards. For regulatory purposes, when a Qiwi Wallet account is reloaded, the accountholder is issued one or several virtual prepaid cards, depending on the amount of the reload. While the accountholder agrees to the issuance of the cards through accepting a public offer, he or she is not explicitly provided with details of each card. From a consumer’s perspective, the amount of the reload is simply transferred to an account of a digital wallet, whereas legally it becomes stored value of a virtual prepaid card. Prepaid cards are regulated as “electronic means of payment” under the Federal Law of the Russian Federation No. 161-FZ “On the National Payment System”, dated June 27, 2011, as amended, or the “Payment System Law”. The major amendments to the Payment System Law were adopted in 2019, introducing inter alia new participants subject to regulation, namely: provider of payment applications, payment aggregator, information exchange operator, foreign provider of payment services and so on. These changes are likely to reshape the contractual and technical framework of electronic payment services’ provision in Russia.

The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the “Anti-Money Laundering Law”. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 600,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment (or RUB 60,000 if the holder underwent a simplified identification procedure). The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000 (or RUB 200,000 if the holder underwent a simplified identification procedure). There are no limitations on the total monthly turnover for fully identified consumers (see—“The Anti-Money Laundering Law”). There are currently no restrictions on ways of reloading prepaid cards, either personalized or non-personalized. However, since August 2020 non-personalized electronic means of payment (including those which underwent a simplified identification procedure) cannot be replenished by cash unlike the personalized electronic means of payment. Furthermore, since September 2019 consumers are not able to withdraw cash from their non-personalized prepaid cards (excluding those which underwent a simplified identification procedure).

Pursuant to the recent amendments to the Tax Code of the Russian Federation, starting from April 2020 Russian banks should inform the Federal Tax Service on opening, closing or changing details of the electronic means of payment. The implemented procedure is similar to one in regard of the bank accounts.

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

This law also re quires both the payment agent and the merchant serviced by them to maintain segregated bank accounts for the purpose of depositing funds received from the customers and from the payment agent, respectively. All funds received by a payment agent need to be deposited into such specialized accounts.

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

Consumer Lending Regulation

In November 2016 QIWI launched a new payment-by-installments card project called SOVEST. The consumer lending activities in Russia are mainly regulated by the Federal Law of the Russian Federation No. 353-FZ “On Consumer Credits (Loans)” dated December 21, 2013, as amended, or the “Consumer Credit Law”. The law imposes a range of restrictions on the lender, including interest rate limitations, prohibition to increase the interest rate and prohibition of artificial extra charges.

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

In accordance with the Banking Law, Russian banks are divided into two categories: banks with a basic license and banks with a universal license. The key differences are the range of permitted banking operations, the requirements to net worth (capital), prudential ratios the banks should comply with, the information to be disclosed and the ability to have subsidiaries abroad. Pursuant to this classification, Qiwi Bank holds a universal license.

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

As of December 31, 2019, prudential ratios of Qiwi Bank were in excess of the minimum thresholds imposed by the CBR.

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

Factoring Regulation

In June 2018, Factoring PLUS (previously known as Qiwi Processing) started providing factoring services in Russia. The regulatory framework with respect to factoring is mainly set by the Civil Code of the Russian Federation.

Pursuant to the civil code of the Russian Federation factoring is a series of related financial transactions under which one party (a client) undertakes to assign monetary claims against a third party (a debtor) to another party (a financial agent/factor) and pay for the services of the latter, and the financial agent undertakes to perform at least two of the following functions in relation to the assigned claims: (i) to finance the client (including loans or advance payment) on account of receivables assigned to the factor; (ii) to maintain accounts relating to the client’s receivables; (iii) to exercise rights relating to the receivables (in particular, collect payments from the debtors, settle the obligations etc.); (iv) to exercise rights under agreements securing performance of obligations by the debtors. Factoring PLUS as a financial agent/factor performs all the aforementioned functions as may be required from time to time.

Factoring PLUS as a financial agent/factor is deemed to be a financial service provider. Thus, it is subject to the Anti-Money Laundering Law (see—“The Anti-Money Laundering Law”).

Bank Guarantee Transactions Regulation

In 2018 Qiwi Bank started actively issuing guarantees for SMEs in accordance with the Federal Law of the Russian Federation No. 223-FZ “On Purchasing Goods, Work, and Services by Certain Types of Legal Entities”, dated July 18, 2011, as amended, and the Federal Law of Russian Federation No. 44-FZ “On the Contract System for State and Municipal Procurement of Goods, Work, and Services”, dated April 5, 2013, as amended.

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

8) to provide the Rosfinmonitoring and the CBR on request with information on clients, their operations and beneficial owners;

9) to identify such clients, their representatives and/or beneficial owners, to take reasonable measures for detecting and identifying beneficial owners, to update the information on such clients on a regular basis, and to determine a procedure for cooperating with the persons assigned to perform identification.

Financial services providers are generally required to identify their clients, whether legal entities and individuals. However, certain transactions of physical persons are exempt from the identification requirements under the Anti-Money Laundering Law, unless officers of a financial service provider suspect that such operation is carried out to legalize funds received from illegal activities, to finance terrorism or to spread weapons of mass destruction. Money transfers by individuals not exceeding RUB 15,000 are generally exempt from the identification requirement, but peer-to-peer transfer and transfers to foreign entities and certain kinds of non-profits require at least a simplified identification of the customer regardless of the amount. The key difference between the simplified procedure and the procedure that must be followed in all other circumstances is that simplified identification can be performed remotely. The CBR may limit to a client that has only been identified remotely the number of bank accounts held in Russian banks in aggregated, the total credit balance that may be provided to such client, or the aggregate amount of transactions such client may perform within a month. The identification requirements of the Anti-Money Laundering Law pertain to all clients and their transactions subject to certain exclusions and limitations.

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

QIWI plc is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly owned subsidiary, are QIWI Bank (JSC) (which is 99.9% owned by the Group), QIWI JSC, QIWI Payments Services Provider Ltd. As of March 24, 2020, Sette FZ-LLZ is our major operating subsidiary substituting QIWI Payments Services Provider Ltd.

See Exhibit 8.1 for a list of our subsidiaries.

D.	Property, Plants and Equipment.

We currently lease a total of over 20,000 square meters in Moscow and other regions across Russia as well as in Kazakhstan, Cyprus and other jurisdictions where we operate, primarily for the purpose of office space (including approximately 7,400 square meters of Rocketbank office space).

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

We distribute our payment services online through our virtual Qiwi Wallet and other Qiwi Wallet infrastructure-based solutions, which enable consumers to make payments, transfer and receive funds through their computers or mobile devices, while funding their accounts through a variety of sources. We have also built a physical network of over 134,000 kiosks and terminals using a proprietary agent model. We further develop a number of digital financial services targeting retail customers, like SOVEST installment card or sole traders and small businesses, like Tochka or Factoring Plus.

Our primary source of revenue are fees we receive from processing payments made by consumers to merchants or other customers or by merchants or partners to users, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions processed, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf or for processing payouts as “merchant fees” and to payment processing fees that are paid by our consumers directly to us or transmitted to us by our agents as “consumer fees”. If the transactions are made in cash through our kiosks and terminals, we typically pass on a portion of the merchant fees to our agents.

We also generate merchant fees based on a percentage of the size of the transactions that we process through operations of our SOVEST project, where we provide our consumers with the opportunity to buy goods and services from partner merchants on credit and repay their debt in equal installment payments. We generate consumer fees when customers pay us for buying value added options to increase the functionality of their SOVEST cards such as prolonged installment period. Further, throughout 2018 we generated revenue from servicing Tochka clients with accounts in Bank Otkritie under the information and technology services agreement between Qiwi Bank and Bank Otkritie. We also generate revenue from commissions we charge for servicing the clients of Tochka, who have accounts with QIWI Bank.

We are constantly seeking new business opportunities, hence in 2019 we have launched a new project focused on providing factoring services and digital guarantees where we generate revenues based on a percentage of the size of debt purchased and guarantee issued, respectively. We also provide digital marketing services through our subsidiary Flocktory where we charge subscription fees to our clients operating in e-commerce, financial, media and travel industries.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2017, 2018 and 2019.

	Year ended December 31,
	2017	2018	2019
	(in RUB millions)
Total Adjusted Net Revenue (1)	13,193	19,657	23,176
Payment Services Segment Net Revenue(1)	12,580	16,497	20,965
Adjusted EBITDA (1)	5,185	5,948	9,099
Adjusted Net Profit (1)	4,054	4,137	6,679

(1)

See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate Adjusted Net Revenue, adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Adjusted Net Revenue, and net profit, in the case of adjusted EBITDA and Adjusted Net Profit.

Operating Measures

The following table presents our key operative measures for the year ended December 31, 2017, 2018 and 2019.

	Year ended December 31,
	2017	2018	2019
	(in RUB millions, unless otherwise indicated)
Payment Services Segment Payment Volume	911,095	1,138,149	1,488,587
Active Qiwi Wallet accounts (at period end, in millions) (1)	20.1	20.8	22.5
Active kiosks and terminals (units) (2)	152,525	143,690	134,280
Payment Services Segment Net Revenue Yield (3)	1.38%	1.45%	1.41%
Consumer Financial Services Segment Payment Volume (4)	3,304	15,945	27,794

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

Payment volume. Payment Services segment payment volume as well as Consumer Financial Services segment payment volume provides a measure of the overall size and growth of the corresponding businesses, and increasing our payment volumes is essential to growing our profitability. Payment Services segment payment volumes have increased by 30.8% in 2019 as compared to 2018, reaching RUB 1,489 billion for the year ended December 31, 2019 mainly as a result of the growth in E-commerce and Money Remittance market verticals where we are best suited to leverage our payment infrastructure by providing our customers with convenient solutions. Payment Services segment payment volumes have increased by 24.9% in 2018 as compared to 2017, reaching RUB 1,138 billion for the year ended December 31, 2018 mainly driven by positive trends in the same key verticals of our business – the E-commerce market vertical fueled by growth of digital entertainment services and the Money Remittances market vertical. Consumer Financial Services segment payment volume increased by almost 74% in 2019 as compared to 2018 reaching RUB 27.8 billion as of December 2019 mainly driven by the scaling of the SOVEST project. The following factors may have a significant impact on the payment volumes and therefore our revenue:

•

Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline, although some of the market we service tend to show counter cyclical trends.

•

Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably in the recent years and continues to grow. Similarly, we expect the use of both banking cards and alternative payment methods in Russia, such as smartphones to grow considerably. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the demand for technological payment solutions, the number of potential merchants and partners for which we can offer payment services and the potential number of our users. However, the rapid development of bank card transactions in online as well as development of online banking services could hinder the growth in alternative payment methods.

•

Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products and developed certain solutions and technological capabilities to widen the scope of services that we offer for merchants, partners and customers. We believe that growth of our infrastructure and suite of services we offer as well as merchant and partner network will lead to more consumers using our payment and financial services more frequently. In addition, we actively encourage consumers to use multiple products, distribution channels and interfaces, for example, for users of our physical distribution network to create a Qiwi Wallet or other online account and use it for wider range of purposes such as, for example, recurring and non-recurring payments, money transfers or as a payment collection tool. We also encourage our merchants and partners to use variety of our complimentary solutions and promote users of our payment services to adopt the financial services products that we offer, such as SOVEST or Tochka. We believe that the synergies offered within our ecosystem and between our payment and financial services will help enhance consumer adoption of our services in the future and create a more attractive and complete range of use cases and consumer journeys.

•

Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are one of the principal forms of payment in Russia, and, as a result, a significant share of our payment volumes continues to be cash-based. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks and terminals network is decreasing. We expect cash payments to continue to be an important means of payment in Russia and to sustain demand for use of our kiosks and terminals in the near future. If the use of cash as a mean of payment declines in Russia, it may negatively impact our financial results, hence we increasingly focus on offering our clients primarily digital solutions.

Number of active Qiwi Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is one of the measures of our success in penetrating the market and expanding our customer base. Our strategy is primarily focused on quality of Qiwi Wallet usage and we believe we are able to leverage our large, active base of over 42 million consumers who use our network at least once a month, our technological expertise and our brand recognition to drive the adoption and usage of the Qiwi Wallet.

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2018 to December 31, 2019, our number of kiosks increased from 110,000 to 111,000 and the number of terminals decreased from 34,000 to 23,000. Our kiosks and terminals can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. While the number of our kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, we believe that our physical distribution network remains an important part of our infrastructure, and we maintain or even slightly increase our market share.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Payment Services segment net revenue yield was 1.38%, 1.45% and 1.41% in 2017, 2018, and 2019, respectively. In 2019, Payment Services segment net revenue yield decreased by 4 bps in comparison to 2018 primarily as a result of launching of new products with lower yield and decrease in yield in most key market verticals. The following factors have influenced Payment Services segment net revenue yield:

•

We have experienced a changing business mix towards higher yielding transactions which are primarily e-commerce and money remittances, whereas lower yielding transaction, such as telecoms and financial services, have declined as a percentage of total Payment Services segment payment volume. At the same time throughout 2019 the yields in our key market verticals were decreasing primarily as a result of changing product mix within verticals (for example the launch of card acquiring for betting and other merchants, which has lower commissions compared to most other products that we offer).

•

In the past, we have experienced a decline in average net revenue yields derived from large merchants such as for example MNOs since they have a substantial bargaining power over the payment channels they use including our infrastructure. We expect that the average net revenue yields will be declining in certain verticals such as E-Commerce and Money Remittances if merchants in these verticals continue to gain scale and accordingly bargaining power or if lower yielding products offered as part our infrastructure gain larger share.

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

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we receive interest revenue, fees for inactive accounts and unclaimed payments and other revenue, which includes cash and settlement service fees as well as installment cards related fees.

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

Interest revenue calculated using the effective interest rate. In addition to payment processing fees, we generate revenue from various other sources, including SOVEST merchant commission fees charged for payments made using the SOVEST payment-by-installment card with the merchants (classified as interest revenue calculated using the effective interest rate) as well as income from factoring operations that we have launched in 2019.

Fees from inactive accounts and unclaimed payments. We also earn revenues from inactive accounts and unclaimed payments, writing down leftover balances or unclaimed payments when our customers do not use their wallets or do not claim their payments respectively for prolonged periods of time so that their wallets are deemed to be inactive.

Other sources of revenue. Additionally, we charge a fee for managing of current accounts that we provide to individuals and legal entities including our agents and SME clients (cash and settlement services fee), related revenue is recorded as services are rendered or as transactions are processed; SOVEST consumer fees charged for purchasing value added services (classified mostly as Installment card related fees); and other revenue (such as interest income and revenue primarily generated from operations such as software licensing for our processing system to third parties and providing bank guarantees to non-related parties in relation to factoring project).

Operating Costs and Expenses

Costs of revenue

Transaction costs. When payments are made through our physical distribution network, we incur transaction costs to our agents, which represent the amount of fees we pass through to agents for use of their kiosks and terminals. Additionally, we incur reload and transaction costs when Qiwi Wallet consumers reload their wallets or make certain types of payments through their wallets for goods and services offered by our merchants including acquiring costs payable to international payment systems, agents, bank-participants, mobile operators and other parties.

Cost of cash and settlement service fees. We incur costs in the form of fees for using the services of third-party payment infrastructure for transactions made by our clients, individuals and legal entities, using current bank accounts and deposits, including guarantee deposits from agents placed with the bank to cover consumer payments they accept.

Interest expense. Interest expense represents cost related to attraction of money funds from SME and retail customers agents.

Other expenses. We incur other expenses in addition to transaction costs, including SMS and voice message expenses (SMS notification), call center expenses (payment to call center provider for the number of the calls serviced), expenses on bank guarantees provided and other expenses (including SOVEST expenses consisting primarily of cards production costs).

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of advertising, client acquisition and related expenses, advisory and audit services, tax expenses (except of income and payroll relates taxes), advisory and audit services, rent of premises and related utility expenses, expenses related to Tochka platform services, IT related services, net loss / (gain) from initial recognition of loans issued above/below market rates (predominantly related to SOVEST project), securities transactions expenses (including the filing of our registration statement on Form F-3) and other operating expenses.

Personnel expenses

Personnel expenses represents salaries and benefits paid to our IT, operating services employees, senior management, finance, legal and other administrative staff as well as related taxes and other personnel expenses. Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line.

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

Impairment of non-current assets

We assess at each reporting date whether there is an indication that an asset, other than goodwill, should be impaired. If any such indication exists, or when annual impairment testing of an asset is required, we estimate the asset’s recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized.

For the purpose of the impairment testing of other non-current assets we estimate the recoverable amounts as the higher of the value in use or the fair value less costs to sell of an individual asset or Cash Generated Unit (CGU) such asset relates to. For the year ended December 31, 2019 impairment of intangible and fixed assets was RUB 441 million and RUB 351 million respectively, mainly relating to the impairment of Rocketbank and QIWI Box CGUs. For the years ended December 31, 2018 and 2017 impairment of intangible assets was RUB 23 million and RUB 104 million respectively, mainly relating to the impairment of New Terminal CGU (New Terminal is a project focus on developing of a new generation of kiosks).

Other Income and Expense Items

Share of gain/(loss) of an associate and a joint venture

We recognize our share of gain/loss of an associate/joint venture which is shown on the face of the statement of comprehensive income or in the notes. This is the profit/loss attributable to equity holders of the associate/joint venture and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate/joint venture.

Other income and expenses net

Other income and expenses primarily include loss on formation of associate and compensation of expenses from an associate, change in fair value of financial instruments, revaluation of JV company before acquisition and some other income and expenses that are minor by their nature.

Foreign exchange gain and loss

Foreign exchange gain and loss arise as a result of re-measurement of monetary assets and liabilities denominated in foreign currencies at the functional currency rate of exchange at the reporting date. The amount of foreign exchange gain and loss for the reporting period is directly related to currency rates fluctuations.

Interest income and expenses net

Interest income represents primarily interest on non-banking loans issued. Interest expense primarily represents interest expense accrued on lease liabilities and bank guarantees obtained by the Company.

Income tax expense

Income tax expense represents current and deferred income taxes with respect to our earnings in the countries in which we operate. Deferred tax also includes taxes on earnings of our foreign subsidiaries that have not been remitted to us to the extent applicable and will be taxed in Cyprus once remitted.

Critical accounting policies and significant estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The most significant judgments relate to the recognition of revenue, functional currency, recognition of control, joint control or significant influence over entities, acquisition of business in the form of separate assets. The most significant estimates and assumptions relate to determination of the fair values of assets acquired and liabilities assumed in business combinations, fair value of assets transferred in non-monetary transactions, impairment of intangible assets and goodwill, impairment of investments in associates and joint ventures, recoverability of deferred tax assets, fair value of loans issued, impairment of loans and receivables, measurement of costs associated with share based payments and uncertain position over risk assessment. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

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

All performance obligations are either satisfied at a point of time or over time. In the former case they represent a separate instantaneous service, in the latter – a series of distinct services that are substantially the same and that have the same pattern of transfer to the customers. Such performance obligations are invoiced at least monthly. Progress of performance obligations satisfied over time is measured by the output method. We recognize the majority of our revenue at a point of time.

Contract price is allocated separately to each performance obligation. There are generally no variable amounts affecting consideration at the moment such consideration is recognized as revenue. In the unusual situation when the variability exists, we make estimates of the amount to be recognized based on the appropriate budgets and models. Consideration from customers does not have any non-cash component. Consideration payable to a customer is accounted as a reduction of the transaction price and, therefore, s reduction of revenue. Consideration from customers is normally received within a few months and never in more than a year. Consequently, we believe that it contains no significant financing component.

Within some components of our business, we pay remuneration to our employees and third parties for attracting customers. The costs which are incremental to acquisition of new customers are further analyzed for recoverability. Generally, this expenditure is not expected to be reimbursed by future incomes and is not capitalized as costs to obtain a contract.

Payment processing fee revenues and related transaction costs

Payment processing fee revenues include the following types:

•	fees for processing of consumer payment (consumer fee and merchant fee); and

•	conversion fees.

We earn a fee for processing payments initiated by the individuals (“consumers”) to pay to merchants and service providers (“merchants”) or transfer money to other individuals. Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or a network of agents and bank-participants of payment system or through our website or applications using a unique user login and password. Kiosks are usually owned by third parties-cash collection agents (“agents”). When a consumer payment is processed, we may incur transaction costs to acquire payments payable to agents, bank-participants, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants or individuals accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross. Any fees from agents and other service providers are recorded as reduction of transactions costs unless the fee relates to distinct service rendered by us.

We generate revenue from the foreign currency conversion when payments are made in currencies different from the country of the consumer, mainly Russia. We recognize the related revenues at the time of conversion in the amount of conversion commission representing the difference between the current Russian or relevant country Central Bank foreign currency exchange rate and the foreign currency exchange rate charged by the Group’s processing system.

Cash and settlement services

We charge a fee for managing current bank accounts and deposits of individuals and legal entities, including guarantee deposits from agents placed with the bank to cover consumer payments they accept. Related revenue is recorded as services are rendered or as transactions are processed.

Installment cards related fees

Installment cards related fees include revenues from commissions charged for consumer financial services.

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

Revenue recognition requiring significant judgment

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

Further, we stipulate in our public offers the term during which a customer who failed to identify correctly the recipient of his transfer can return to correct the identification details or claim money back. If the customer does not return, the whole amount of transfer is appropriated by us in the period of specified time in public offer. Similarly, we charge a daily commission on the balance of wallets that remained inactive during the period indicated in the public offer. We believe that including these rules into its public offers gives us appropriate legal rights to recognize the extinguishment of customer liabilities and, therefore, record the related gain as revenue.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Recognition of control, joint control, or significant influence over entities

In assessing business combination, we analyze all relevant terms and conditions of management of the acquired or newly established entities and exercise judgment in deciding whether we have control, joint control, or significant influence over them. As a result, certain acquisitions where our share is over 50% may not be recognized as consolidated subsidiaries and vice versa.

Acquisition of business in the form of separate assets

In 2018 we completed the acquisition of the Rocketbank business that does not represent a separate legal entity. The acquisition was made through a combination of contracts to purchase of the major non-current assets, transfer of employees and so forth. Since the assets and other resources have been acquired in order to operate them as a business, these transactions were accounted for using the acquisition method as a single transaction. The acquisition date was the date when we obtained control over the last key element of the business. All the cash amounts paid by us under any of the contracts related to the acquisition were treated as consideration.

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

Fair value of assets transferred in non-monetary transactions

During the year 2018, we were engaged in a transaction related to the establishment of JSC Tochka. In this process, we invested a number of assets into the newly established entity (fixed assets, intangible assets, promissory notes). The fair value of promissory notes is deemed equal to their nominal value because they can be instantly exchanged for cash. The fair value of fixed assets and intangible assets is deemed equal to their carrying amount because these assets had been purchased recently from an unrelated party.

Impairment of goodwill and intangible assets

We determine that we have the following material CGUs: SOVEST, Payment services, Postomatnye Tekhnologii, Tochka, Rocketbank and Flocktory. For the purpose of the goodwill impairment test, we estimate the recoverable amounts of Payment services CGU as fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares. For the purpose testing for impairment the Group’s of intangible assets with indefinite useful lives, we estimate the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, we estimate the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

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

Certain portion of deferred tax assets were not recorded because we do not expect to realize certain of our tax loss carry forwards in the foreseeable future due to the history of losses.

Fair value of loans issued

We measure loans issued at amortized cost using the effective interest rate (EIR) method. EIR is assumed to be equal to loan market rates which are defined on market participants statistic available to us.

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

Measurement of costs associated with share-based payments

As of December 31, 2019 we had three outstanding equity-based compensation programs: 2012 Employee Stock Option Plan (2012 ESOP), 2015 Restricted Stock Units Plan (RSU Plan) and 2019 Employee Stock Option Plan (2019 ESOP). We estimate fair value of ESOP that are expected to vest using the Black-Scholes-Merton option pricing model and RSUs that are expected to vest using the binominal pricing model and recognize the share-based payment expense by rate over the requisite service period applicable to each option-vesting tranche. We used the following assumptions:

	2012 Employee Stock Option Plan (2012 ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)	2019 Employee Stock Option Plan (2019 ESOP)
Adoption date	October, 2012	July, 2015	June, 2019
Type of shares	Class B shares	Class B shares	Class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 2,100,000 shares	Up to 3,100,000 shares
Exercise price	Granted during:	Granted during:	Granted during:
	Year 2012: U.S. $ 13.65	Year 2016: n/a	Year 2019: U.S. $ 16.75
	Year 2013: U.S. $ 41.24 - 46.57	Year 2017: n/a
	Year 2014: U.S. $ 34.09 - 37.89	Year 2018: n/a
	Year 2017: U.S. $ 23.94	Year 2019: n/a
Exercise basis	Shares	Shares	Shares
Expiration date	December 2020	December 2022	December 2026
Vesting period	Up to 4 years	Three vesting during up to 2 years	Two vesting during up to 4 years
Expected volatility (%)	28 – 49.85	40.65 – 64.02	41.12
Risk free interest rate (%)	0.29 – 3.85	2.89 – 4.34	1.91 - 1.94
Dividend yield (%)	0 – 5.03	0 – 5.70	5.70
Other major terms	The options are not transferrable

The units are not transferrable

All other terms of the units under 2015 RSU Plan are to be determined by the Company’s Board or the CEO, if so resolved by the Board, acting as administrator of the Plan

The units are not transferrable

The Compensation Committee of the Board, acting as Administrator of the Plan, shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable.

The expected life of the option represents the period during which our option awards are expected to be outstanding. The expected life of each option tranche was based on the simplified method outlined in Staff Accounting Bulletin No. 107, Share-Based Compensation. This method is also in line with the requirements of IFRS 2 Share-Based Payment.

With respect to price volatility, for 2012 ESOP (as it was adopted prior to our initial public offering and we did not have an active trading market for our shares) we estimated the volatility of our shares based on the historical volatility of peer group companies over a period which approximates our expected life of option awards, and for the RSU we used the historical three year volatility of our publicly reports share price. For 2019 ESOP we used the historical one-year volatility of peer group companies.

We calculate the risk-free interest rate that we use in the 2012 ESOP and in the 2019 ESOP model based on the implied yield currently available on the US treasury bonds, adjusted for a country risk premium, with a remaining term approximating the expected life of the option award being valued; for the RSU model we based the risk-free interest rate on Russian Eurobonds yield curve with a maturity of five years.

Any determination regarding the amount of future dividends will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our strategic plans and growth initiatives, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors. At the time of the grant date on December 21, 2012, we expected that we would not pay cash dividends after the closing of the initial public offering. In light of that expectation, we used an expected dividend yield of zero in our option pricing model for option awards granted in the year ended December 31, 2012. In April 2013, our board of directors subsequently reconsidered this determination, and we currently expect that we will pay dividends from time to time in the future. Up until September 2017, we have used dividend yield of 5.03% based on the dividends paid previously. There was no dividend distribution during the year ended December 2018, hence we have been using a dividend yield of zero. Since the fourth quarter 2018 we have started to use dividend yield of 5.70% and we are planning to use this yield further until one is specified. Details are further described in “Item 8. Financial information — Dividend Policy.”

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, taking into account estimated forfeitures. IFRS requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. To properly attribute compensation expense, we are required to estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate used in valuation models granted during the year 2019, 2018 and 2017 are from nil to 10%, from 11.35% to 16% and 9% respectively. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

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

Changes in accounting policies – IFRS 16 “Leases”

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

We adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. We elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. We also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

Set out below are our new accounting policies upon adoption of IFRS 16, which have been applied from the date of initial application. Lease liabilities are recognized at the date of initial application at the present value of the remaining lease payments discounted using our incremental borrowing rate at the date of initial application. Right-of-use assets are recognized at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the lease term. No impairment is accrued on right-of-use assets as at the date of initial application.

We apply short-term lease recognition exemption to our short-term leases of office premises (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

We determine lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. We have the option, under some of our leases to lease the assets for additional term. We apply judgement in evaluating whether it is reasonably certain to exercise the option to renew. We consider all relevant factors that create an economic incentive for us to exercise the renewal. After the commencement date, we reassess the lease term if there is a significant event or change in circumstances that is within our control and affects our ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019:

	Years ended December 31,
	2017	2018	2019
	(in RUB millions)
Revenue, including	20,897	30,610	39,336
Payment processing fees	17,265	23,694	30,736
Interest revenue calculated using the effective interest rate	1,052	1,854	3,646
Fees from inactive accounts and unclaimed payments	1,310	1,419	1,806
Other revenue	1,270	3,643	3,148
Operating costs and expenses, including	(16,906)	(26,161)	(32,896)
Cost of revenue (exclusive of items shown separately below)	(7,704)	(10,953)	(16,160)
Selling, general and administrative expenses	(3,796)	(6,099)	(6,213)
Personnel expenses	(4,286)	(7,748)	(7,765)
Depreciation and amortization	(796)	(864)	(1,324)
Credit loss expense	(220)	(474)	(642)
Impairment of non-current assets	(104)	(23)	(792)

Profit from operations	3,991	4,449	6,440

Share of gain/(loss) of an associate and a joint venture	—	(46)	258
Other income and expenses, net	(41)	(181)	(91)
Foreign exchange gain	257	1,311	905
Foreign exchange loss	(373)	(1,049)	(1,077)
Interest income and expenses, net	6	17	(56)

Profit before tax	3,840	4,501	6,379

Income tax expense	(698)	(875)	(1,492)

Net profit	3,142	3,626	4,887

Attributable to:
Equity holders of the parent	3,114	3,584	4,832
Non-controlling interests	28	42	55

Set out below are our consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 as a percentage of total revenue:

	Years ended December 31,
	2017	2018	2019
	(as a percentage of revenue)
Revenue, including	100.0	100.0	100.0
Payment processing fees	82.6	77.4	78.1
Interest revenue calculated using the effective interest rate	5.0	6.1	9.3
Fees from inactive accounts and unclaimed payments	6.3	4.6	4.6
Other revenue	6.1	11.9	8.0
Operating costs and expenses, including	(80.9)	(85.5)	(83.6)
Cost of revenue (exclusive of items shown separately below)	(36.8)	(35.9)	(41.1)
Selling, general and administrative expenses	(18.2)	(19.9)	(15.8)
Personnel expenses	(20.5)	(25.3)	(19.7)
Depreciation and amortization	(3.8)	(2.8)	(3.4)
Credit loss expense	(1.1)	(1.5)	(1.6)
Impairment of non-current assets	(0.5)	(0.1)	(2.0)

Profit from operations	19.1	14.5	16.4

Share of gain/(loss) of an associate and a joint venture	–	(0.2)	0.7
Other income and expenses, net	(0.2)	(0.6)	(0.2)
Foreign exchange gain	1.2	4.3	2.2
Foreign exchange loss	(1.7)	(3.4)	(2.8)
Interest income and expenses, net	0.0	0.1	(0.1)

Profit before tax	18.4	14.7	16.2

Income tax expense	(3.4)	(2.9)	(3.8)

Net profit	15.0	11.8	12.4
Attributable to:
Equity holders of the parent	14.9	11.7	12.3
Non-controlling interests	0.1	0.1	0.1

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Set out below are our revenues, by source, for the year December 31, 2019 and 2018, and as a percentage of total revenue:

	Year ended December 31,
	2018	2018	2019	2019
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	30,610	100.0	39,336	100.0
Commission and other revenue, including
Payment processing fees	23,694	77.4	30,736	78.1
Cash and settlement services fees	3,017	9.9	1,403	3.6
Installment cards related fees	358	1.1	1,139	2.9
Other revenue	268	0.9	606	1.5
Interest revenue and related charges, including:
Interest revenue calculated using the effective interest rate	1,854	6.1	3,646	9.3
Fees from inactive accounts and unclaimed payments	1,419	4.6	1,806	4.6

Revenue for the year ended December 31, 2019 was RUB 39,336 million, an increase of 29%, or RUB 8,726 million, compared to the same period in 2018. This increase was primarily driven by an increase in commission and other revenue as well as interest revenue calculated using the effective interest rate. Payment processing fees for the year ended December 31, 2019 were RUB 30,736 million, an increase of 30%, or RUB 7,042 million, compared to the same period in 2018. The increase in payment processing fees resulted primarily from volume growth in such categories as E-commerce (mainly as a result of an increase in volumes of digital entertainment, primarily betting merchants) and Money Remittance (as a result of the implementation of our B2B2C and self-employed strategy) and partially offset by the slight decline in average payment net revenue yield, particularly in E-commerce category, mainly driven by the focus on increasing the scale of our business through offering new services to merchants and partners, which may have lower commission than our core e-Wallet solutions.

The number of active Qiwi Wallet consumers increased to 22.5 million as of December 31, 2019 from 20.8 million as of December 31, 2018. The increase resulted mainly from the implementation of our B2B2C strategy and merchant driven adoption of our services. The number of our kiosks and terminals decreased, with 134,280 active kiosks and terminals as of December 31, 2019 compared to 143,690 as of December 31, 2018, primarily as a result of the underlying market dynamics further described in “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.”

Cash and settlement services fees for the year ended December 31, 2019 was RUB 1,403 million, a decrease of 54%, or RUB 1,614 million, compared to the same period in 2018. This decrease primarily resulted from the termination of information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank starting from February 1, 2019 following the transfer of the Tochka operations to JSC Tochka.

Installment cards related fees for the year ended December 31, 2019 was RUB 1,139 million, an increase of 218%, or RUB 781 million, compared to the same period in 2018. This increase primarily resulted from the scaling of the SOVEST project as well as higher income from sale of certain value-added options to the existing SOVEST clients as such services were introduced throughout 2019.

Other revenue for the year ended December 31, 2019 was RUB 606 million, an increase of 126%, or RUB 338 million, compared to the same period in 2018. The increase was mainly driven by launch of digital guarantees project as well as income from advertising related to Flocktory Group that is consolidated starting December 2, 2019, and some other individually insignificant items.

Interest revenue calculated using the effective interest rate for the year ended December 31, 2019 was RUB 3,646 million, an increase of 97%, or RUB 1,792 million, compared to the same period in 2018. The growth was primarily related to the increase in the SOVEST project revenues (mostly increase in merchant commission as a result of portfolio growth as well as certain types of consumer value added options fees), increase in interest revenues relating to a Factoring Plus operations, and increase in interest income earned on funds deposited by Qiwi Bank (including Rocketbank branch) with CBR, other banks and debt securities (due to larger amount of funds deposited in 2019).

Fees for inactive accounts and unclaimed payments increased by 27%, or RUB 387 million, from RUB 1,419 million in 2018 to RUB 1,806 million in 2019. The increase was driven primarily by growth of payment volume and a number of users.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2018 and 2019, and as a percentage of total revenue:

	Year ended December 31,
	2018	2018	2019	2019
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue	(10,953)	(35.8)	(16,160)	(41.1)
Transaction costs	(9,324)	(30.5)	(12,633)	(32.1)
Cost of cash and settlement service fees	(352)	(1.1)	(1,246)	(3.2)
Interest expense	(169)	(0.6)	(689)	(1.8)
Other expenses	(1,108)	(3.6)	(1,592)	(4.0)
Selling, general and administrative expenses	(6,099)	(19.9)	(6,213)	(15.8)
Personnel expenses	(7,748)	(25.3)	(7,765)	(19.7)
Depreciation and amortization	(864)	(2.8)	(1,324)	(3.4)

Cost of revenue

Cost of revenue for the year ended December 31, 2019 was RUB 16,160 million, an increase of 48%, or RUB 5,207 million, compared to the same period in 2018. Transaction costs increased by 35% or RUB 3,309 million from RUB 9,324 million to RUB 12,633 million for the year ended December 31, 2019 as compared to the same period in 2018. This increase is in line with the volume growth; such costs primarily include different types of payment processing commissions that are charged by third party providers, including banks and payment systems, and driven primarily by higher volumes.

Cost of cash and settlement service fees

Cost of cash and settlement service fees for the year ended December 31, 2019 were RUB 1,246 million, an increase of 254%, or RUB 894 million, compared to the same period in 2018 is primarily related to Rocketbank and originated from the growth of its client’s portfolio.

Interest expense

Interest expenses for the year ended December 31, 2019 were RUB 689 million, an increase of 308%, or RUB 520 million, compared to the same period in 2018, primarily, related to Rocketbank and of the transfer of its client’s accounts and deposits to Qiwi Bank.

Other expenses

Other expenses for the year ended December 31, 2019 were RUB 1,592 million, an increase of 44%, or RUB 484 million, compared to the same period in 2018. The increase in other expenses was mainly due to (i) an increase in SMS and voice messages expenses due to an increase in corresponding tariffs by RUB 64 million in 2019 compared to 2018 ; (ii) increase in cost of rent of space for kiosks by RUB 129 million in 2019 compared to 2018 resulted from increase in number of kiosk spaces rented under new agreements signed; and (iii) increase of other items by RUB 209 million, primarily due to an increase in expenses related to digital guarantees project.

Segment Net Revenue

The following table presents net revenue by reportable segment (see “Item 4.B. Business Overview” for more information about our reportable segments) for the periods indicated:

	Year ended December 31,
	2018	2019
	(in RUB millions)	(in RUB millions)
Payment Services	16,497	20,965
Consumer Financial Services	385	1,339
Small and Medium Enterprises	2,916	990
Rocketbank	(263)	(490)
Corporate and Other	122	372
Total Segment Net Revenue(1)	19,657	23,176

(1)

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

Segment net revenue attributable to the Payment Services segment increased by RUB 4,468 million, or 27%, in 2019 compared to the same period in 2018. The growth in this segment’s net revenue was mainly due to an increase in payment processing fees and interest revenue calculated using the effective interest rate (primarily related to interest income earned on funds deposited by Qiwi Bank). Payment processing fees increased by 30% or by RUB 7,042 million compared to the same period of 2018 in line with volume growth, which was primarily driven by E-commerce and Money Remittances market verticals partially offset by decrease in yields of these verticals. Transaction costs increased by 35% or by RUB 3,309 million, in line with the increase in payment processing fees. Interest revenue increased by 42% or by RUB 557 million compared to 2018. The increase in interest revenue resulted primarily from larger deposits which Qiwi Bank placed with CBR and other banks in 2019. Fees from inactive accounts and unclaimed payments increased by 27%, or RUB 387 million compared to 2018. Other revenue net increased by 72% or by RUB 95 million compared to 2018. Payment Services segment net revenue accounted for 90% of Total Adjusted Net Revenue in 2018.

Segment net revenue attributable to the Consumer Financial Services segment increased by RUB 954 million in 2019 compared to the same period in 2018. The increase in Consumer Financial Services segment net revenue primarily resulted from the introduction of the consumer paid value added options starting from the mid-2018 as well as from scaling of the SOVEST project and corresponding volume growth. Consumer Financial Services segment net revenues accounted for approximately 6% of Total Adjusted Net Revenue in 2019.

Segment net revenue attributable to the Small and Medium Enterprise segment decreased by RUB 1,926 million in 2019 compared to the same period in 2018. The decrease in net revenue was driven by the transfer of the Tochka bank project to the new entity – JSC Tochka, which has commenced its business operations on February 2019. As a result of this transition we stopped to recognize a certain portion of Tochka project revenues associated with the information and technology service agreements with Otkritie Bank. Small and Medium Enterprise Services segment net revenue accounted for approximately 4% of Total Adjusted Net Revenue in 2019.

Segment net revenue attributable to the Rocketbank segment decreased by RUB 227 million in 2019 compared to the same period in 2018. Net revenue was negative due to costs incurred in connection with the operations of Rocketbank after the completion of the transfer of Rocketbanks’ customers and loyalty program to Qiwi Bank following Rocketbank acquisition. Rocketbank segment net revenues contributed approximately negative 2% to Total Adjusted Net Revenue in 2019.

Net revenues attributable to the Corporate and Other category increased by RUB 250 million in 2019 compared to the same period in 2018. The growth in net revenue was preliminary driven by the growth in interest revenue due to launch of Factoring Plus project. Corporate and Other category net revenue accounted for approximately 2% of Total Adjusted Net Revenue in 2019.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2019 were RUB 6,213 million, an increase of 2%, or RUB 114 million, as compared to the same period in 2018 and were driven by offsetting trends. Two items primarily contributed to SG&A growth: (i) introduction of new expense line related to Tochka platform services arising after the transfer of the Tochka’s operations to an associate starting from February 2019, in the amount of RUB 538 million; (ii) increase in loss from initial recognition by 92% or by RUB 131 million, from RUB 143 million in 2018 to RUB 274 million in 2019 mainly related to the growth of SOVEST project loan portfolio. This increase was partially offset by: (i) decline in advertising, client acquisition and related expenses, which decreased by 17% or by RUB 402 million from RUB 2,369 million in 2018 to RUB 1,967 million in 2019, mostly as a result of fewer costs related to SOVEST promotion campaigns as compared to 2018; (ii) transfer of Tochka project expenses to JSC Tochka starting from February, 2019; (iii) decrease in rent of premises and related utility expenses by 60% or by RUB 389 million from RUB 643 million in 2018 to RUB 254 million in 2019 resulting primarily from the adoption of IFRS 16; (iv) other changes in selling, general and administrative expenses resulted from change in IT related services which increased by RUB 57 million or 16%, and other expenses increase by RUB 53 million or 4% mainly driven by one-off projects that were individually insignificant.

Personnel expenses

Personnel expenses for the year ended December 31, 2019 were RUB 7,765 million, an increase of 0.2%, or RUB 17 million, as compared to the same period in 2018. Flat personnel expenses year over year were driven predominantly by several offsetting factors: (i) hiring of employees in connection with the launch and development of the new projects including the scaling of the SOVEST and Rocketbank projects as well as increase in corresponding social insurance contributions; (ii) increase in salaries and bonus payments for existing employees aimed to matching market level; and (iii) transfer of Tochka personnel QIWI to Tochka JSC in February 2019.

Depreciation and amortization

Depreciation for the year ended December 31, 2019 amounted to RUB 1,324 million, an increase of 53% or RUB 460 million compared to the same period in 2018. Depreciation of fixed assets increased as a result of adoption of IFRS 16 in 2019 and purchase of hardware for processing and data centers in order to improve the fault resistance and efficiency of our IT systems.

Credit loss expense

Credit loss expense for the year ended December 31, 2019 was RUB 642 million, an increase of 35%, or RUB 168 million, compared to the same period in 2018. The increase was predominantly related to the growth of the SOVEST loans portfolio.

Impairment of non-current assets

Impairment of non-current assets for the year ended December 31, 2019 was RUB 792 million, an increase of RUB 769 million, compared to the same period in 2018. The increase was mostly related to a write-down of QIWI Box’s and Rocketbank’s fixed and intangible assets due to the plan to discontinue their operations.

Share of gain/losses of an associate and a joint venture

Share of gain/losses of an associate and a joint venture for the year ended December 31, 2019 was RUB 258 million, an increase of RUB 304 million, compared to the same period in 2018. The increase was mainly driven by our share in net profit of an associate, JSC Tochka, which operations started on February 1, 2019.

Other income and expenses

Other expenses, net for the year ended December 31, 2019 were RUB 91 million, a decrease of 50%, or RUB 90 million, compared to RUB 181 million 2018. The decrease was mainly driven by (i) decrease of expenses related to the associate and joint venture transactions of RUB 148 million, which included loss on the formation of associate and compensation of expenses from associate (both relating to the incorporation of JSC Tochka), (ii) decrease in expenses from change in fair value of financial instruments amounting to RUB 41 million, that was partially offset by (iii) recognition of income in the amount of RUB 87 million from revaluation of Flocktory and related put option as at the acquisition date, in 2019. Other income and expenses were individually insignificant.

Foreign exchange gain

Foreign exchange gain for the year ended December 31, 2019 was RUB 905 million, a decrease of RUB 406 million, compared to the same period in 2018. The decrease of foreign exchange gain primarily resulted from a revaluation of cash balances, loans issued and guarantee payments denominated in US dollars following the depreciation of the US dollar against the Russian ruble as compared to 2018.

Foreign exchange loss

Foreign exchange loss for the year ended December 31, 2019 was RUB 1,077 million, an increase of RUB 28 million, compared to the same period in 2018 mainly as result of the appreciation of US dollar against the Russian ruble in 2019.

Interest income and expenses, net

Interest income and expenses, net for the year ended December 31, 2019 was expense of RUB 56 million, an increase of RUB 73 million, compared to the same period in 2018. The increase in expenses in the amounts of RUB 93 million primarily resulted from lease in interest expenses following the adoption of IFRS 16 in 2019.

Income tax

Income tax for the year ended December 31, 2019 amounted to RUB 1,492 million, an increase of 71%, or RUB 617 million as compared to the same period in 2018, resulting from the increase in profit before tax as well as higher effective tax rate. Our effective tax rate in 2019 was 23%, an increase of 400 bps compared to the same period in 2018, as a result of a higher share of profits coming from a higher tax jurisdictions.

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2018	2019
	(in RUB millions)	(in RUB millions)
Payment Services	9,529	12,105
Consumer Financial Services	(2,618)	(1,981)
Small and Medium Enterprises	(776)	354
Rocketbank	(1,061)	(2,317)
Corporate and Other	(937)	(1,482)
Total Segment Net Profit(1)	4,137	6,679

(1)

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

Segment net profit attributable to the Payment Services segment increased by RUB 2,576 million, or 27%, in 2019 compared to the same period in 2018. The increase was primarily driven by net revenue growth of the respective segment.

Segment net loss attributable to the Consumer Financial Services segment decreased by RUB 637 million, or 24%, in 2019 compared to the same period in 2018. The decrease in segment net loss was mainly driven by the respective segment net revenue growth.

Segment net profit attributable to the Small and Medium Enterprise segment increased by RUB 1,130 million, or 146%, in 2019 compared to the segment net loss in 2018. These increase in net profit was mostly driven by the development and scaling of Tochka business.

Segment net loss attributable to the Rocketbank segment increased by RUB 1,256 million, or 118%, in 2019 compared to the same period in 2018. The main contributing factors were personnel expenses and other selling, general and administrative expenses resulting from the acquisition of Rocketbank in July 2018 and consecutive transfer of its operations to Qiwi Bank.

Net loss attributable to the Corporate and Other category increased by RUB 545 million, or 58%, in 2019 compared to the same period in 2018. The increase mostly related to selling, general and administrative expenses as well as corporate personnel expenses.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Set out below are our revenues, by source, for the year December 31, 2017 and 2018, and as a percentage of total revenue:

	Year ended December 31,
	2017 (1)	2017	2018 (1)	2018
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	20,897	100.0	30,610	100.0
Commission and other revenue, including
Payment processing fees	17,265	82.6	23,694	77.4
Cash and settlement services fees	670	3.2	3,017	9.9
Installment cards related fees	140	0.7	358	1.1
Other revenue	460	2.2	268	0.9
Interest revenue and related charges, including:
Interest revenue calculated using the effective interest rate	1,052	5.0	1,854	6.1
Fees from inactive accounts and unclaimed payments	1,310	6.3	1,419	4.6

(1)	The presentation for the years ended December 31, 2017 and December 31, 2018 was adjusted to reflect current reportable revenue structure for convenience purposes.

Revenue for the year ended December 31, 2018 was RUB 30,610 million, an increase of 46%, or RUB 9,713 million, compared to the same period in 2017. This increase was primarily driven by an increase in commission and other revenue. Payment processing fees for the year ended December 31, 2018 were RUB 23,694 million, an increase of 37%, or RUB 6,429 million, compared to the same period in 2017. The increase in payment processing fees resulted primarily from volume growth in such categories as E-commerce (mainly as a result of an increase in volumes of digital entertainment, primarily betting, merchants) and Money Remittance (as a result of the implementation of our B2B2C and self-employed strategy underpinned by secular trends towards the digitalization of payments as well as expansion of our classical Money Remittances business through new distribution contacts) and an increase in average payment net revenue yield due to shift in payment volume mix towards higher yielding payment categories, such as E-commerce (primarily digital entertainment) and Money Remittance as opposed to lower yielding payment categories such as Telecom and Financial Services.

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

Revenue from cash and settlement services fees for the year ended December 31, 2018 was RUB 3,017 million, an increase of 350%, or RUB 2,347 million, compared to the same period in 2017. This increase was primarily driven by the revenue receiver on information technology service agreement with Bank Otkritie pursuant to the launch of Tochka project in 2017.

Installment cards related fees for the year ended December 31, 2018 was RUB 358 million, an increase of 156%, or RUB 218 million, compared to the same period in 2017. This increase was primarily driven by performing of massive advertising campaigns that involved different media channels and, as a result, increased the distribution of instalment cards.

Other revenue for the year ended December 31, 2018 was RUB 268 million, a decrease of 42%, or RUB 192 million, compared with the same period in 2017. The main reasons of this change are (i) decrease in revenue from rent of space for kiosks by RUB 155 million, resulted from termination of a number of agreements of lease of points; and (ii) decrease in revenue from advertising by RUB 65 million, due to general trend of decrease of demand on such services.

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

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2017 and 2018, and as a percentage of total revenue:

	Year ended December 31,
	2017 (1)	2017	2018 (1)	2018
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue (exclusive of depreciation and amortization)	(7,704)	(36.9)	(10,953)	(35.8)
Transaction costs	(6,756)	(32.3)	(9,324)	(30.5)
Cost of cash and settlement service fees	(37)	(0.2)	(352)	(1.1)
Interest expense	(2)	(0)	(169)	(0.6)
Other expenses	(909)	(4.4)	(1,108)	(3.6)
Selling, general and administrative expenses	(3,796)	(18.2)	(6,099)	(19.9)
Personnel expenses	(4,286)	(20.5)	(7,748)	(25.3)
Depreciation and amortization	(796)	(3.8)	(864)	(2.8)

(1)	The presentation for the years ended December 31, 2017 and December 31, 2018 was adjusted to reflect current reportable expenses structure for convenience purposes.

Cost of revenue

Cost of revenue for the year ended December 31, 2018 was RUB 10,953 million, an increase of 42%, or RUB 3,249 million, compared to the same period in 2017. Transaction costs increased by 38% or RUB 2,568 million from RUB 6,756 million to RUB 9,324 million for the year ended December 31, 2018 as compared to the same period in 2017. The increase primarily resulted from growth of transaction costs such as different types of payment processing commissions charged by third party providers including banks and payment systems driven primarily by higher volumes as well as increase in certain tariffs.

Cost of cash and settlement service fees for the year ended December 31, 2018 were RUB 352 million, an increase of 851%, or RUB 315 million, compared to the same period in 2017 that is primarily related to Tochka project and originated from the growth of its client’s portfolio.

Interest expenses for the year ended December 31, 2018 were RUB 169 million, an increase of 8,350%, or RUB 167 million, compared to the same period in 2017. The increase is primarily related to the operations of Rocketbank.

Other expenses for the year ended December 31, 2018 were RUB 1,108 million, an increase of 22%, or RUB 199 million, compared to the same period in 2017. The increase in other expenses was mainly due to an increase in expenses related to customers support by RUB 171 million in 2018 compared to 2017 mostly related to the SOVEST project and an increase in tariffs, that was partially offset by a decrease in the cost of rent of space for kiosks, call center and other expenses, which are shown net for 2018.

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

Segment net revenue attributable to the Payment Services segment increased by RUB 3,917 million, or 31%, in 2018 compared to the same period in 2017. The growth in this segment’s net revenue was mainly due to an increase in payment processing fees and interest revenue calculated using the effective interest rate partially offset by a decrease in other revenue and an increase in transaction costs. Payment processing fees increased by 37% or by RUB 6,429 million compared to the same period of 2017 in line with volume growth, which was primarily driven by E-commerce and Money Remittances market verticals underpinned also by a shift of the volume mix towards higher yielding market verticals, such as E-commerce. Transaction costs increased by 38% or by RUB 2,568 million, in line with the increase in payment processing fees. Interest revenue increased by 26% or by RUB 272 million compared to 2017. The increase in interest revenue resulted primarily from larger deposits Qiwi Bank placed with CBR and other banks in 2018. Fees for inactive accounts and unclaimed payments increased by 8%, or RUB 109 million, from RUB 1,310 million in 2017 to RUB 1,419 million in 2018. Other revenue net decreased by 93% or by RUB 330 million compared to 2017 due to an increase in SME costs as well as decrease in revenue from overdrafts provided to agents and advertising revenue net. Payment Services segment net revenue accounted for 84% of Total Adjusted Net Revenue in 2018.

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

Segment net revenue attributable to the Small and Medium Enterprise segment increased by RUB 2,338 million in 2018 compared to the same period in 2017. The growth in net revenue was preliminary driven by the growth in revenue from informational and technology services and other agreements with Bank Otkritie, which were operated throughout twelve months for the year ended 31 December 2018 as compared to approximately four months for the year ended December 31, 2017. The growth in revenue from informational and technology services and other agreements with Bank Otkritie was driven largely by the increase in the number of Tochka customers and corresponding expansion of the Tochka business. Small and Medium Enterprise Services segment net revenue accounted for approximately 14.8% of Total Adjusted Net Revenue in 2018.

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

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2018 were RUB 6,099 million, an increase of 61%, or RUB 2,303 million, as compared to the same period in 2017. The significant expense items in 2018 was advertising, client acquisition and related expenses, which increased by 83%, or RUB 1,075 million, from RUB 1,294 million in 2017 to RUB 2,369 million in 2018, mostly due to client acquisition and advertising campaigns related to the new projects, SOVEST and Tochka. The main drivers of the expense growth (i.e. development of the SOVEST and Tochka projects and transfer of Rocketbank project to QIWI) also effected most of other selling, general and administrative expenses items including rent of premises and related utility expenses, which increased by RUB 252 million or 64%, tax expenses (excluding income and payroll relates taxes), which increased by RUB 283 million or 70%, advisory and audit services, which increased by RUB 228 million or 53% and other expenses, which increased by and RUB 194 million or 19%.

Personnel expenses

Personnel expenses for the year ended December 31, 2018 were RUB 7,748 million, an increase of 81%, or RUB 3,462 million, as compared to the same period in 2017. This increase resulted primarily from the growth in compensation to employees, related taxes and other personnel expenses due to (i) hiring of new employees in connection with launch and development of the new projects including the development of the Tochka banking platform, Rocketbank project and the scaling of the SOVEST as well as increase in corresponding social insurance contributions; and (ii) increase in salaries and bonus payments for existing employees aimed matching the average market level and increase in share-based payment expenses (resulting from new grants under the 2015 RSU Plan).

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2018 was RUB 864 million, an increase of 9%, or RUB 68 million, compared to the same period in 2017. The amortization of intangible assets decreased as a result of the termination of depreciation of the license allocated to Payments Services CGU, which became fully amortized in 2017. The depreciation of fixed assets increased due to the acquisition of the IT infrastructure equipment for payment processing services and depreciation of processing servers and office equipment purchased in connection with Tochka and Rocketbank deal in the end of 2017.

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

Impairment of non-current assets

Impairment of non-current assets for the year ended December 31, 2018 was RUB 23 million, a decrease of 78%, or RUB 81 million, compared to the same period in 2017. Impairment in 2018 and 2017 is mainly related to impairment of expenditures for New terminal project. The project was stopped by decision of the Board of Directors in the mid of March, 2018 when some investments related to 1Q 2018 has already been made.

Other non-operating gains and losses

Share of loss of an associate and a joint venture

Share of loss of an associate and a joint venture for the year ended December 31, 2018 was RUB 46 million, an increase of 100%, or RUB 46 million, compared to nil in 2017. Share in loss of an associate and a joint venture represents Group’s share in financial results of its associates – JSC Tochka and Flocktory Group.

Other income and expenses, net

Other expenses, net for the year ended December 31, 2018 was RUB 181 million, an increase of 341%, or RUB 140 million, compared to the same period in 2017. The increase was mainly driven by (i) other expenses of RUB 86 million, which primarily included loss on the formation of associate, compensation of expenses from associate; and (ii) change in fair value of financial instruments amounting to RUB 86 million loss.

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

Interest income and expenses, net

Interest income and expenses, net for the year ended December 31, 2018 amounted to RUB 17 million, an increase of 183%, or RUB 11 million as compared to the same period in 2017.

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

Segment net profit attributable to the Payment Services segment increased by RUB 1,986 million, or 26%, in 2018 compared to the same period in 2017. The increase was primarily driven by the growth of the respective segment net revenue offset slightly by a growth in compensation to employees and related taxes and income tax expenses.

Segment net loss attributable to the Consumer Financial Services segment increased by RUB 454 million, or 21%, in 2018 compared to the same period in 2017. The increase in segment net loss was mainly driven by the growth of compensation to employees, related taxes and other personnel expenses (both in cost of revenue and in selling, general and administrative expenses) and increase of credit loss expenses due to scaling of the SOVEST project.

Segment net loss attributable to the Small and Medium Enterprise segment increased by RUB 605 million in 2018 compared to the same period in 2017. These increase in net loss was mostly driven by the growth of compensation to employees, related taxes and other personnel expenses (both in cost of revenue and in selling, general and administrative expenses), advertising and related expenses (due to an advertising campaign held in 2018), rent of premises and related utility expenses, office maintenance expenses, tax expenses, loss on set up of the associate and share of loss of associate attributable to the development of the Tochka project that was partially offset by net revenue growth of the segment.

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

Net loss attributable to the Corporate and Other category increased by RUB 94 million, or 11%, in 2018 compared to the same period in 2017. The increase mostly related to selling, general and administrative expenses, compensation to employees, related taxes and other personnel expenses.

B.	Liquidity and capital resources

Our principal sources of liquidity are cash and cash equivalents (including deposits and current accounts of Tochka and Rocketbank customers as well as Qiwi Wallet balances), cash receivable from our SOVEST pay-by-installment card customers, cash receivable from agents, deposits issued to merchants and revenues generated from our operations. Rocketbank customer balances and deposits constitute a significant part of our cash and cash equivalents and as of December 31, 2019 amounted to RUB 11,735 million. In 2019, the Board of Directors requested management to investigate the potential for a partial or complete sale of Rocketbank. Given that we were not able to find a suitable buyer for Rocketbank, the Board of Directors has determined to wind-down Rocketbank operations. We anticipate that this process will be completed by the end of 2020. As a consequence of this winding-down, we anticipate that Rocketbank customer balances will significantly decrease throughout the year.

Our balance of cash and cash equivalents as of December 31, 2019 was 42,101 million compared to RUB 40,966 million as of December 31, 2018 and RUB 18,406 million as of December 31, 2017. Cash and cash equivalents comprise predominantly of cash at banks and short-term deposits with an original maturity of three months or less. There was no significant changes in cash and cash equivalents throughout 2019.

In 2017 the Company received a guarantee and secured it by a cash deposit of USD 2.5 million until July 31, 2020.

Our principal needs for liquidity have been, and will likely continue to be, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents and other working capital items, capital expenditures and acquisitions. We believe that our liquidity is sufficient to meet our current obligation as well as for financing our short- and midterm needs. Such needs may include, but are not limited to funding the credit portfolio of the SOVEST as well as funding the expansion of our Factoring Plus project and corresponding factoring portfolio. We expect to fund the outstanding credit portfolio primarily by our accumulated cash and partly by the account balances and deposits of Tochka and Rocketbank clients as well as deposits of our agents. We expect to fund the outstanding factoring portfolio primarily by our accumulated cash, through credit lines that we get from other banks and potentially through debt markets. Shall our view in respect of our sources of liquidity change or shall our ability to attract customers’ or agents’ funds deteriorate we may seek to raise additional liquidity (through the capital or debt markets or through bank financing) in order to fund the abovementioned projects as well as fund or finance other potential projects that we may seek to develop in the future.

As of December 31, 2019, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents, were RUB 46,840 million, compared to RUB 43,457 million as of December 31, 2018 and RUB 21,310 million as of December 31, 2017. The increase mostly related to growth of customer accounts and amounts due to banks that was primarily driven by the growth of Rocketbank clients’ balances. The total change in other items is insignificant.

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

As of December 31, 2019 cash receivable from agents and deposits issued to merchants were RUB 5,426 million, compared to RUB 6,896 million as of December 31, 2018 and RUB 8,146 million as of December 31, 2017. The decrease in cash receivable from agents as of December 31, 2019 as compared to year ended December 31, 2018 is mostly related to whether the last days of the year are banking holiday or business days. The decline in deposits issued to merchants as of December 31, 2018 as compared to year ended December 31, 2017 predominantly resulted from partial substitution of deposits with bank guarantees in 2018. This decline was underpinned by the decline in cash receivable from agents for the year ended December 31, 2018 as compared to year ended December 31, 2017 that was driven by the decrease of payment volumes processed by our agents due to general trend towards the decreasing share of cash payments in the economy.

Capital Expenditures

Our capital expenditures primarily relate to acquisition of IT equipment for our processing systems and purchase of software that we use in operations. Capital expenditures for the year ended December 31, 2019 were RUB 1,298 million and consisted of: (i) RUB 457 million related to the acquisition of the hardware for processing and data centers which was primarily related to the construction of the reserve data center; (ii) RUB 399 million related to the purchase of computer software; (iii) RUB 161 million related to workplace improvement and other office equipment; (iv) RUB 233 million related to additions of leasehold improvements and (v) RUB 48 million related to the purchase of other hard- and software.

For the year ended December 31, 2018 our capital expenditures were RUB 995 million and included: (i) RUB 463 million related to the acquisition of the processing servers and engineering equipment; (ii) RUB 279 million related to the acquisition of computer software; (iii) RUB 146 million related to additions of computers, office and other equipment, (iv) RUB 81 million related to construction in progress and (v) RUB 26 million related to other intangible asset.

For the year ended December 31, 2017 our capital expenditures were RUB 794 million (including mainly assets acquired for the purpose of launch of the Tochka project and development of the Rocketbank project amounting to RUB 358 million) and primarily consisted of: (i) RUB 293 million related to construction in progress; (ii) RUB 244 million related to the acquisition of computer software; (iii) RUB 196 million related to the acquisition of processing servers and engineering equipment; and (iv) RUB 61 million related to additions of computers, office and other equipment.

As of December 31, 2019 we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the years ended December 31, 2017, 2018 and 2019:

	December 31,
	2017	2018	2019
	(in RUB millions)
Net cash flow generated from operating activities	3,560	22,645	9,239
Net cash flow used in investing activities	(1,653)	(1,325)	(4,883)
Net cash flow used in financing activities	(2,160)	(29)	(2,277)
Effect of exchange rates on cash and cash equivalents	(333)	1,240	(944)
Net increase/(decrease) in cash and cash equivalents	(586)	22,531	1,135
Cash and cash equivalents at the beginning of the period	19,021	18,435	40,966
Cash and cash equivalents at the end of the period	18,435	40,966	42,101

Cash flows from operating activities

Net cash generated from operating activities for the year ended December 31, 2019 was 9,239 million, compared to RUB 22,645 million for the same period in 2018. This decline in net cash flow from operating activities is a result of changes in working capital, primarily a decrease in customer accounts and amounts due to banks, and trade and other payable. The decrease in both these lines is related to Rocketbank client accounts and indebtedness transition to Qiwi Bank that took place throughout 2018 and is described below. There were no such significant changes or operations during the year ended December 31, 2019.

Net cash generated from operating activities for the year ended December 31, 2018 was RUB 22,645 million, compared to RUB 3,560 million for the same period in 2017. This sharp increase in net cash flow was a result of changes in working capital, primarily an increase in customer accounts and amounts due to banks, change in trade and other payables and decrease in trade and other receivables; that was partially offset by the increase of the amount of loans issued from banking operations (as a result of scaling of the SOVEST project). The increase in customer accounts and amounts due to banks was related mostly to the transfer of Rocketbank clients and corresponding balances in the amount of RUB 12 billion to Qiwi Bank that took place throughout second half of 2018, as well as increase in the number of Tochka users in Qiwi Bank during the year ended December 31, 2018 as compared to the year ended December 31, 2017. The increase in trade and other payables and decrease in trade and other receivables resulted from multiple factors, including an increase in volumes of the payment services business and transfer of Rocketbank project to Qiwi Bank in 2018.

Cash flows from investing activities

Net cash flow used in investing activities for the year ended December 31, 2019 was RUB 4,883 million, compared to RUB 1,325 million for the same period in 2018. This increase in net cash outflow was primarily driven by the launch of Rocketbank treasury activity on debt capital markets that resulted in net purchase of debt securities in the amount of RUB 3 billion.

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

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2019 was RUB 2,277 million, compared to RUB 29 million for the same period in 2018. Starting from the first quarter of 2019 the Board of Directors of the Company decided to restart dividend payments and committed to the annual payout ratio from 65% to 85% of Adjusted Net Profit for 2019. The dividend paid amounted to RUB 3,392 million during 2019. These payouts were partially offset by proceeds from borrowings in net amount of RUB 1,158 million as Factoring PLUS has entered into the credit facility for the purpose of working capital replenishment necessary to increase its loan portfolio and scale the business.

Net cash used in financing activities for the year ended December 31, 2018 was RUB 29 million, compared to RUB 2,160 million for the same period in 2017. The decrease in net cash used in financing activities was primarily due to suspension of the dividend payments throughout the year.

Borrowings

During the year ended December 31, 2019 we had available RUB denominated credit facilities with an overall credit limit of RUB 3,460 million (RUB 2,000 million of which is secured), with a maturity of up to December 2021, and with interest rates of up to 30% per annum. The balance payable under these credit lines as of December 31, 2019 was RUB 1,545 and matures in 2021. Certain of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

In December 2019, we experienced a slowdown in the growth rates of our Payment Services segment due to a number of factors, including:

•	reaching market saturation in the betting market vertical and as a result experiencing reduced growth rates corresponding to general growth of that market vertical;

•	the implementation of additional know-your-client and anti-money laundering measures; and

•	the closure of one of our largest Kazak merchants that significantly affected our business in that region.

The recent outbreak of COVID-19 has compounded the abovementioned slowdown. In particular, in our betting market vertical, the cancellation of sporting events is likely to significantly reduce payment volume during the remainder of 2020. In addition, it is currently unclear how much consumer demand will be negatively affected from the outbreak of COVID-19 and what effect the outbreak COVID-19 will have on the macroeconomic environment, as a whole. As a result of these factors, we anticipate that we will experience significantly reduced growth rates generally during 2020. Please see also “3.D Risk Factors.”

E.	Off-balance sheet arrangements

Guarantees issued

As part of our operations we issue financial guaranties to non-related parties for a term of up to five years at market rate. The total amount of guarantees issued as of December 31, 2019 was RUB 8,545 million, up from RUB 1,260 million as of December 31, 2018. The growth of the amount of bank guarantees outstanding resulted from the development of our project focused on providing bank guarantees to different legal entities primarily small and medium enterprises.

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Operating lease obligations	32	32	—	—	—
Unused limits on instalment card loans including credit limits not yet activated*	26,771	26,771	—	—	—
Total contractual obligations	26,803	26,803	—	—	—

*

The primary purpose of these instruments is to ensure that funds are available to customers as required. Commitments to extend credit represent unused portions of instalment card loans both activated and not activated by the customers. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further satisfying certain credit standards.

G.	Safe harbor

See “Special Note Regarding—Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Sergey Solonin	46	Director, Chairman of the Board
Boris Kim	56	Director, Chief Executive Officer
Marcus Rhodes	58	Independent Director
Elena Titova	52	Independent Director
Alexey Marey	42	Independent Director
Nadiya Cherkasova	48	Director
Alexander Karavaev	44	Director
Varvara Kiseleva	30	Interim Chief Financial Officer
Maria Shevchenko	43	Chief Operating Officer
Andrey Protopopov	38	Chief Executive Officer of Payment Services

Biographies

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as chairman of our Board of Directors since January 2020. He has also been our chief executive officer from October 2012 to January 2020. Mr. Solonin is an entrepreneur and has over 15 years of experience in the payment services and banking industries. He is one of the co-founders of QIWI and held key executive roles within QIWI Group. Mr. Solonin is currently a member of the board of directors of Qiwi Bank and FLOCKTORY LTD. He is also a co-director of the FinNet working group within the framework of the National Technology Initiative since September 2016, a member of the Supervisory Board of Association for Development of Financial Technologies since January 2017, a member of the board of directors of “AlfaStrakhovanie” PLC since June 2017, a member of the Investment Committee of Venture Fund of Skolkovo — IT I since June 2017 and a member of the Expert Committee of Vnesheconombank since October 2017. Mr. Solonin graduated from All-Russian Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Boris Kim. Mr. Boris Kim has served as our director since May 2013 and as our chief executive officer since January 2020. He has also been a chairman of our board of directors from June 2014 until January 2020. Mr. Kim is an entrepreneur with over 20 years of experience in the payment services industry. During his career, he held top roles in Russian banks. Mr. Kim is one of the co-founders of the e-port payment system and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From 2007 until 2012 Mr. Kim was the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. From 2017 until 2018 Mr. Kim was an executive director at Association for Development of Financial Technologies. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 and in 2007 with a degree in psychology and a degree in philosophy respectively. He holds a Candidate of Sciences Degree in Chemistry (Lomonosov Moscow State University, 1989).

Marcus Rhodes. Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for PhosAgro (since May 2011). From May 2014 to May 2017 Mr. Rhodes was an independent director and chairman of the audit committee for Zoltav Resources, from February 2009 to May 2016 an independent director and chairman of the audit committee for Cherkizovo Group, from September 2009 to June 2015 for Tethys Petroleum, from July 2008 to June 2011 for Wimm-Bill-Dann Foods, from November 2009 to June 2011 for Rusagro Group and from September 2018 to June 2019 for Rustranscom PLC. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics and social history.

Elena Titova. Ms. Elena Titova has served as our director since June 2019. Ms. Elena Titova has over 24 years of experience in investment banking. She is currently an independent member of the Supervisory Board of the “Bank Otkritie Financial Corporation” (Public Joint-Stock Company), a member of the Supervisory Board of Bank Trust and also a partner and chairperson of the Board Directors of ICONIC, a block-chain integrator. In 1990-1993 Ms. Elena Titova worked as an international markets specialist at W.R. Grace & Co. (USA). Between 1994 and 1998, Ms. Elena Titova held a number of positions in New York and London offices of Goldman Sachs. In 1998-2006 she headed Moscow office of Goldman Sachs. In 2006 Ms. Elena Titova joined Morgan Stanley in Moscow as Head of Investment Banking Division and then became a President and General Director of Morgan Stanley Bank in Russia and later a member of its Board of Directors. In 2012-2013 Ms. Elena Titova was a President and Chairperson of the Management Board of the Russian Regional Development Bank. In 2014-2018 Ms. Elena Titova served as a President and Chief Executive Officer of UBS Bank, Moscow, Russia, as well as a member of its Board of Directors. Ms. Titova graduated in 1989 from Lomonosov Moscow State University with a degree in economics. In 1994, she received an MBA from Kellogg Business School, Northwestern University, IL (USA).

Alexey Marey. Mr. Alexey Marey has served as our director since June 2019. Mr. Alexey Marey holds several key positions in Alfa Group. He is currently a member of the Board of Directors of Alfa-Bank JSC and Rissa Investments Limited (IDS Borjomi International Group). From 1998 to 2004 Mr. Alexey Marey successively worked at DANONE, Gillette International (Moscow) and Duracell Batteries N.V. Further Mr. Alexey Marey joined Alfa-Bank JSC where he headed Retail Business, and then held a position of Chief Executive Officer of Alfa-Bank JSC from May 2012 to November 2017. Mr. Alexey Marey graduated from Moscow Aviation Institute, Economics Department in 1999.

Nadiya Cherkasova. Ms. Nadiya Cherkasova has served as our director since June 2018. During her career Ms. Nadiya Cherkasova held top positions at Inkombank, KMB Bank, Trust Bank and VTB 24. Ms. Nadiya Cherkasova is currently a member of the Management Board and a Deputy President—Chairman of the Management Board of “Bank Otkritie Financial Corporation” (Public Joint-Stock Company). Ms. Cherkasova earned a degree in economics from Nizhny Novgorod State University, followed by a degree from the International Moscow Finance and Banking School, as well as she held internships with South Shore Bank (USA), the EBRD (Austria) and the IIMD (Germany).

Alexander Karavaev. Mr. Alexander Karavaev has served as our director since June 2019. He has also been our chief financial officer from July 2013 to May 2019. After leaving QIWI he served as Deputy General Director for Finance and Investment at Samolet Group of Companies from May 2019 through December 2019. Mr. Karavaev has 20 years of experience in finance and accounting. Before becoming our Chief Financial Officer Mr. Karavaev served as the Chief Operating Officer of QIWI from August 2012 to July 2013 and led our IPO . From November 2008 until September 2011 Mr. Karavaev was a chief financial officer of Mail.ru. He also served as a nominee director for Mail.ru on our board of directors. Previously, Mr. Karavaev was a chief financial officer of Akado Group (a subsidiary of Renova Holding) between March 2008 and October 2008 and a deputy chief financial officer at Renova between May 2007 and October 2008. He was also vice president of development of financial systems at SUAL Holding from December 2003 until May 2007. Mr. Karavaev started his career at the audit department of Arthur Andersen in July 1997 and after moving to Ernst & Young in May 2001 worked at the audit and business consulting departments until December 2003. Mr. Karavaev graduated with honors from Siberian Aerospace Academy in 1998 with a degree in economics, majoring in management and strategic planning. Concurrently, between September 1996 and October 1997, he attended the University Passau in Germany, studying strategic planning.

Varvara Kiseleva. Ms. Varvara Kiseleva has served as our Interim Chief Financial Officer since October 2019. Previously, she served as a Deputy Chief Financial Officer for Capital Markets and Head of Investor Relations since April 2015. Ms. Kiseleva has joined QIWI in September 2013. Before joining QIWI, Ms. Kiseleva worked at Macquarie Russian Infrastructure Fund and KPMG. Ms. Kiseleva graduated from National Research University Higher School of Economics in 2012 with a masters degree in banking.

Maria Shevchenko. Ms. Maria Shevchenko has served as our Chief Operating Officer since January 2020. She is also currently a member of the board of directors of Qiwi Bank. Ms. Shevchenko joined us as a Government Relations Counsel in January 2019. Prior to that, she worked at Alfa-Bank JSC holding top positions in business strategy and operations. Ms. Shevchenko graduated from All-Russian Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1998 with a degree in banking and finance. In 2005, she received an MBA-Finance from Moscow International Higher Business School MIRBIS (Institute) – London Metropolitan University.

Andrey Protopopov. Mr. Andrey Protopopov has served as Chief Executive Officer of Payment Services since August 2019. Previously, he served as Head of IT and Product from June 2015 to August 2019 and a Head of Product Management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development. Mr. Protopopov graduated from Novosibisrsk State University in 2004 with a masters degree in mathematics.

B.	Compensation.

Compensation of Directors and Executive Officers

Under our articles of association, our shareholders determine the compensation of our directors from time to time at a general meeting of our shareholders, our board of directors determines the compensation of our chief executive officer. The compensation of our other executive officers is determined by our chief executive officer while our board of directors (which power may be delegated to the compensation committee) approves short-term cash incentive in the form of annual bonus based on financial results of the Company.

For the year ended December 31, 2019, the aggregate remuneration paid (comprising salary, discretionary bonuses, share-based payments and other short-term benefits) to our directors and executive officers was RUB 236 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Our executive officers participate in a bonus program of the Company that is subject to performance of corporate key performance indicators (“cKPIs”) that are approved by the board of directors (which power may be delegated to the compensation committee). The cKPIs for 2019 vary depending on the reporting segment and may include for each manager of the respective segment: payment volume, net revenue, selling, general and administrative expenses / net revenue, achievement of target business unit economics parameters (for Consumer Financial Services segment only) for the relevant reporting segment or the Group level. Each manager has at least three KPIs with an equal split of weigh between cKPIs. Bonus shall be allocated on an annual basis subject to performance of the cKPIs according to the formula approved by the Board of Directors. Bonus allocation shall take place upon approval of the annual consolidated financial statements of the Company by the Board of Directors.

2012 Employee Stock Option Plan

General. In October 2012, our board of directors adopted and our shareholders approved an Employee Stock Option Plan, or the 2012 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. Certain amendments were introduced to the 2012 Plan in 2013, 2015 and 2017. Under the 2012 Plan, we may grant options to purchase our class B shares to employees and service providers in connection with their provision of services to us or our subsidiaries. A maximum of 3,640,000 of our class B shares, or 7% of our entire issued and outstanding share capital as of the date immediately preceding our initial public offering, are reserved for issuance under the 2012 Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The 2012 Plan is scheduled to expire on the tenth anniversary of its adoption, although previously granted awards will remain outstanding after such date in accordance with their terms.

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

Employee Restricted Stock Units Plan

General. In July 2015, our shareholders approved an Employee Restricted Stock Units Plan, or the 2015 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. Under the 2015 Plan, we may grant the restricted stock units (“RSUs”) to employees, officers and contractors with their provision of services to us or our subsidiaries. In June 2019, our shareholders approved a decrease in the total number of shares and classes of shares to be reserved for issuance under the 2015 Plan up to 2,100,000 class B shares, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The 2015 Plan is scheduled to expire on December 31, 2022.

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

2019 Employee Stock Option Plan

General. In June 2019, our shareholders approved an Employee Stock Option Plan, or the 2019 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. Under the 2019 Plan, we may grant options to purchase our class B shares to executive managers and key services providers of the Group who are in a position to make a significant contribution to the success of the Group. Each executive director of the board is also eligible to receive grants of options under the 2019 Plan in connection with such individual’s service as an employee of the Company. Non-employee directors of the board of directors of the Company is not eligible to participate in the 2019 Plan. A maximum of 3,100,000 of our class B shares are reserved for issuance under the 2019 Plan, subject to equitable adjustment in the event of certain corporate transactions, such as a stock split or recapitalization. The 2019 Plan is scheduled to expire on the tenth anniversary of its adoption (unless terminated earlier by the Administrator), although previously granted options will remain outstanding after such date in accordance with their terms.

Administration. Our compensation committee administers the 2019 Plan, including determining the terms of all options (including terms and conditions with respect to the achievement of established performance metrics), subject to the certain limitations. The Administrator also has the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the 2019 Plan as it deems advisable. Our compensation committee interprets the terms of the 2019 Plan and any option granted thereunder. The participants of the 2019 Plan are also selected by our compensation committee.

Option Terms Generally. Options granted under the 2019 Plan permit the holder of the option to acquire our class B shares upon satisfaction of the vesting conditions and payment of the exercise price. 40% of the options is eligible to vest and become exercisable on the third anniversary of the grant date, with the remaining 60% of the options eligible to vest and become exercisable on the fourth anniversary of the grant date subject to the achievement of one or several corporate targets set forth in the award agreement. The exercise price shall not be less than the average closing price per share of the shares being traded in the form of American depositary shares on the NASDAQ Global Select Market for the 90 business days immediately preceding the grant date or the par value of the shares, whichever is higher. Options granted under the 2019 Plan cannot be sold, pledged or disposed of in any manner without our prior written consent.

Other Information. Shares subject to options which are cancelled or forfeited without being exercised will be returned to the 2019 Plan and will be available for subsequent option grants under the 2019 Plan. Any material amendment to the 2019 Plan (such as the addition of more class B shares to the pool of shares available under the 2019 Plan) or the adoption of a new equity compensation plan is subject to approval in compliance with applicable Cypriot law.

QIWI Employees Trust

In April 2018, QIWI plc established QIWI Employees Trust. Our class B shares reserved for the existing long-term incentive plans were issued and allotted to that trust. QIWI Employees Trust holds those shares in favor of the participants of the long-term incentive plans and is eligible to transfer them to such participants at their request subject to the vesting schedule.

Long-Term Cash Incentive Program

General. In August 2019, in lieu of aligning employee compensation practices and plans with the best market practices and applicable guidelines, our board of directors approved a Long-Term Cash Incentive Program, or the LTCIP. Under the LTCIP, we may grant rights to bonus to executive managers and key employees of the Group who are in a position to make a significant contribution to the success of the Group. Each executive director of the board is also eligible to receive grants to bonus under the LTCIP in connection with such individual’s service as an employee of the Company. Non-employee directors of the board of directors of the Company is not eligible to participate in the LTCIP. A maximum amount of cash equal to RUB 500,000,000 is reserved for grants of the rights to bonus under the LTCIP. The LTCIP is scheduled to expire on the tenth anniversary of its effectiveness (unless terminated earlier by the Administrator), although the rights to bonus granted prior to such expiration (if any) will remain outstanding after such date in accordance with their terms.

Administration. Our chief executive officer administers the LTCIP, including determining the terms of all rights to bonus (including terms and conditions with respect to the achievement of established performance metrics), subject to the certain limitations. The Administrator also has the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the LTCIP as it deems advisable. Our chief executive officer construes and interprets the terms of the LTCIP and any bonuses granted thereunder. The participants of the LTCIP are also selected by our chief executive officer.

Terms and Conditions Generally. The bonuses payout is subject to the achievement of one or several corporate targets set forth in the award agreement. 100% of the bonuses is eligible to payout on the third anniversary of the grant date. Bonuses that have not become eligible to payout as of the date of termination of a participant’s employment or service with a member of the Group is forfeited upon such termination. No right to bonus granted under the LTCIP may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (other than pursuant to the laws of descent and distribution), provided that the bonus payout is not considered to be any type of disposal.

Other Information. The LTCIP includes clawback provisions. The Administrator, in its sole and absolute discretion, may amend or alter the LTCIP and may at any time terminate or discontinue the LTCIP as to any future grants of bonuses. Any amendments to the LTCIP shall be conditioned upon stockholder approval only to the extent, if any such approval is required by applicable law, as determined by the Administrator.

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at March 19, 2020:

	Option plan	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Andrey Protopopov	2012 ESOP	November 15, 2013	51,000	—	41.2380	December 31, 2020
	RSU Plan	August 14, 2018	—	6,534	n/a	December 31, 2022
	2019 ESOP	July 17, 2019	—	350,000	16.7500	December 31, 2026
Varvara Kiseleva	RSU Plan	August 10, 2018		1,400	n/a	December 31, 2022

C.	Board Practices.

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to seven directors nominated and elected by the shareholders (subject to certain exemptions), including not less than three directors who shall be independent directors (see also “Description of Share Capital—Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the annual report will expire at the annual general meeting of shareholders to be held in 2020. Our directors shall be elected at each subsequent annual general meeting of shareholders. Our articles of association provide that we may have up to seven directors, including not less than three independent directors. Non-independent directors shall not be more than four.

Under the Nasdaq Listing Rules, a director employed by us or that has, or had, certain relationships with us during the three years prior to this annual report, cannot be deemed to be an independent director, and each other director will qualify as independent only if our board of directors affirmatively determines that the director has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Our articles of association provide that any non-independent director may be qualified as an independent director if such director meets certain criteria under the Nasdaq Listing Rules. Accordingly, our board of directors has affirmatively determined that Mr. Marcus Rhodes, Mr. Alexey Marey and Ms. Elena Titova are each an independent director in accordance with the Nasdaq Listing Rules.

Committees of our Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the strategy committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit Committee. Our audit committee consists of Messrs. Marey, Rhodes and Titova, Mr. Rhodes is the chairman of the audit committee and our board of directors has determined that Mr. Rhodes qualifies as an “audit committee financial expert,” as defined under Nasdaq Listing Rules and the rules and regulations of the Exchange Act. Messrs. Marey, Rhodes and Titova are each an independent director in accordance with the Nasdaq Listing Rules.

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

Compensation Committee. Our compensation committee consists of Messrs. Cherkasova, Rhodes and Titova, Ms. Titova is the chairman of the compensation committee. Messrs. Rhodes and Titova are independent directors in accordance with the Nasdaq Listing Rules, whereas Ms. Nadiya Cherkasova is a non-independent director. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

•	approving the compensation package of the chief executive officer;

•	administering our equity incentive plan;

•	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and

•	authorizing the repurchase of shares from terminated employees.

Strategy Committee. Our strategy committee consists of Messrs. Karavaev, Titova and Marey. Mr. Marey is the chairman of the strategy committee. Our strategy committee has a key role in defining our strategic goals and objectives, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees. The Code of Ethics and Business Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The first version of the Code was introduced in 2013, we have adopted an amended version in 2019 in order to reflect the development of the business environment and our Company. We believe these amendments incorporate best practices and reflect most current regulatory environment, as well as make the Code more transparent and well-structured. A copy of the Code of Ethics and Business Conduct is available on our website: https://investor.qiwi.com/corporate-governance/documents.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 23, 2020, by:

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

The calculations in the table below are based on 11,225,718 class A shares and 51,487,257 class B shares outstanding as of March 24, 2020, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by U.S. holders.

	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting
Directors and Executive Officers:
Sergey Solonin (5)	10,756,822	—	95.8	—	65.7
Boris Kim	468,894	703,881	4.2	1.4	3.3
Marcus Rhodes	—	1,250	—	*	*
Elena Titova	—	3,500	—	*	*
Alexey Marey	—	—	—	—	—
Nadiya Cherkasova	—	—	—	—	—
Alexander Karavaev	—	34,066	—	*	*
Andrey Protopopov (1)(3)	—	69,333	—	*	*
Varvara Kiseleva (2)	—	1,400	—	*	*
Maria Shevchenko	—	—	—	—	—
All directors and executive officers as a group
Principal Shareholders:
Sergey Solonin (5)	10,756,822	—	95.8	—	65.7
Boris Kim	468,894	703,881	4.2	*	3.3
Public Joint-Stock Company «Bank Otkritie Financial Corporation» (4)	—	21,426,733	—	41.6	13.1

*	Represents less than 1%.
(1)	Reflects options to purchase 51,000 class B shares that have already vested and the right to receive 18,333 class B shares that are currently unvested.
(2)	Including the right to receive 1,400 class B shares that are currently unvested.
(3)	Calculated as percentage of the issued share capital assuming the exercise of all vested options and restricted stock units held by the participants.
(4)	Based solely on the Schedule 13-D filed by Public Joint-Stock Company «Bank Otkritie Financial Corporation» with the Securities and Exchange Commission on June 7, 2018.
(5)	Based solely on the Schedule 13-D filed by Sergey Solonin with the Securities and Exchange Commission on January 14, 2020.

B.	Related Party Transactions.

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 322 million as of December 31, 2019 (including accounts of Bank Otkritie of RUB 272 million). We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Agreements with Bank Otkritie

Pursuant to our diversified business relations with one of our significant shareholders Bank Otkritie we have entered into a number of agreements with Bank Otkritie including, but not limited to:

Information Technology Services Agreements

On August 22, 2017, QIWI entered into an information technology services agreement with Bank Otkritie providing for information and technology services rendered by QIWI Bank to Bank Otkritie in connection with the cash and settlement services provided by Bank Otkritie to Tochka clients holding their accounts therein. The agreement was terminated with effect on February 1, 2019. Total amount of consideration received by QIWI Bank for the services rendered under that information technology services agreement was RUB 1,859 million.

On February 1, 2019 QIWI Bank entered into the new information technology services agreement with JSC Tochka providing for information and technology services rendered by JSC Tochka to QIWI Bank in connection with cash and settlement services provided by QIWI Bank to Tochka holding their accounts therein. The consideration to be received by JSC Tochka for the services rendered to QIWI Bank will be calculated monthly based on operational performance of the Tochka branch of QIWI Bank. Bank Otkritie has entered into a similar contract with JSC Tochka.

Cooperation Agreement

On June 7, 2018, the Company, QIWI Bank, Bank Otkritie and Catalytic People Ltd., representing the management team of Tochka, entered into a cooperation agreement providing for the establishment of JSC Tochka and the transfer of assets attributable to the operations of the Tochka business to JSC Tochka, in order to develop the Tochka banking platform and operate Tochka business. Pursuant to the cooperation agreement, QIWI holds 40% in the share capital of JSC Tochka, Bank Otkritie holds 50%+1 share in the share capital of the JSC Tochka and Catalytic People Ltd. holds 10%-1 share in the share capital of JSC Tochka. At the same time, QIWI and Bank Otkritie received 45% of economic interest (both in dividend and in capital gain) and 50% in investment to be made into JSC Tochka. The parties agreed to contribute and/or transfer all of the assets held by each of them, including Tochka software, trademark, website, certain specified indebtedness and cash investments required to develop the banking platform to JSC Tochka. The Parties have also agreed to enter into shareholders agreement on the terms and conditions as were attached to the cooperation agreement.

Shareholders Agreement

On August 3, 2018 QIWI, Bank Otkritie and Catalytic People Ltd. entered into a shareholders agreement in respect of JSC Tochka providing for rules on supervisory board composition, shareholders’ and supervisory board reserved matters list, deadlock resolution procedure as well as terms and conditions of a call option provided to Bank Otkritie and a put option provided to QIWI and Catalytic People Ltd. Pursuant to the shareholders agreement, Bank Otkritie has three seats in the supervisory board of JSC Tochka and each of QIWI and Catalytic People Ltd. have one seat in the supervisory board of JSC Tochka. The majority of the key matters, such as decisions on strategy, business plan, budget, dividend distributions, and appointment of the general director of JSC Tochka require a unanimous vote of either all members of the supervisory board or the shareholders. In the instance of deadlock (i) Bank Otkritie may exercise a call option to acquire the respective JSC Tochka shares of QIWI and/or Catalytic People Ltd. and (ii) QIWI and/or Catalytic People Ltd. may exercise a put option to sell their respective JSC Tochka shares to Bank Otkritie. The price of the call option or a put option shall be determined by the independent appraisal by one of the “Big4” accounting firms. The agreement also includes lock up provision for shareholders of JSC Tochka valid until August 8, 2021. Customary right of first refusal, drag along right and tag along right are also provided under the shareholders agreement. In addition, the agreement includes a customary change of control clause in the event of a change of control of QIWI and Catalytic People Ltd.

Deed of non-competition and non-solicitation

On June 21, 2019 Catalytic People Ltd., Mr. Eduard Panteleev and Mr. Boris Dyakonov, being the founders of Tochka project, Bank Otkritie and QIWI entered into a deed of non-competition and non-solicitation providing for non-competition and non-solicitation of Catalytic People Ltd. and each of the founders in relation to the business of JSC Tochka for a period of five years from the date of the Deed. The liability of the Founders and Catalytic People Ltd. is limited by a total amount of EUR 10 million being split equally between Bank Otkritie and QIWI.

Deed of Warranty

On June 21, 2019 Catalytic People Ltd., Mr. Eduard Panteleev and Mr. Boris Dyakonov, Bank Otkritie, Rozala Limited, QIWI and JSC Tochka entered into a deed of warranty providing for certain warranties from Catalytic People Ltd, Mr. Eduard Panteleev and Mr. Boris Dyakonov in favor of Bank Otkritie, Rozala Limited, QIWI and JSC Tochka in respect of the computer programs used by JSC Tochka in its operations. The total amount of aggregate liability of Catalytic People Ltd., Mr. Eduard Panteleev and Mr. Boris Dyakonov is equal to EUR 10 million.

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

For the year ending December 31, 2020, we aim to distribute at least 50% of our annual Adjusted Net Profit. The board of directors reserves the right to distribute dividends on a quarterly basis, and individual quarterly payouts may fall outside of the above-mentioned dividend payout ratio.

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

The following summary of the Cypriot tax, Russian tax and United States federal income tax consequences of ownership of the ADSs is based upon laws, regulations, decrees, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report. Legislative, judicial or administrative changes or interpretations may, however, be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the ADSs. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the ADSs. Each prospective holder is urged to consult its own tax advisor as to the particular tax consequences to such holder of the ownership and disposition of the ADSs, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

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

In 2016 the Cyprus tax authorities have issued a questionnaire for tax residency certificate indicating information that needs to be provided by a company when obtaining Cyprus tax residency certificate, including the following questions: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the majority of the Board of Directors meetings take place in Cyprus; (iii) whether the Board of Directors exercise control management and make key management and commercial decisions necessary for a company’s operations and general policies; (iv) whether Board of Directors’ minutes are prepared and kept in Cyprus; (v) whether the majority of the Board of Directors are Cyprus tax residents; (vi) whether shareholders’ meetings take place in Cyprus; (vii) whether the terms and conditions of the general powers of attorney issued by the company do not prevent the company and its board of directors to exercise control and make decisions; etc. Depending on the answers to the above questionnaire the Cyprus tax authorities may or may not issue a tax residency certificate to a company.

We consider the company to be a resident of Cyprus for tax purposes. However, taking into consideration that the majority of our board of directors is comprised of non-Cyprus tax residents and a number of other factors which may be treated as not fully in line with the abovementioned requirements, our tax residency in Cyprus may be challenged.

Moreover, we may be deemed to be a tax resident outside of Cyprus, for further details see risk factor “Risk Factors – Risks Related to Taxation – We may be deemed to be a tax resident outside of Cyprus.”

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

Furthermore, on January 1, 2017 an amendment to the Income Tax Law entered into force introducing a second tax resident test – the “60 day rule” – for the purposes of determining Cyprus tax residency for individuals. An individual is considered as a tax resident in Cyprus, if he/she satisfies either the current “183 day rule” or the “60 day rule” for the relevant tax year (coinciding with calendar year). The “60 day rule” applies to an individual who in the relevant tax year:

•	does not reside in any other single state for a period exceeding 183 days in aggregate in the same tax year, and

•	resides in Cyprus for at least 60 days within the tax year, and

•	is not a tax resident in any other country for the same tax year, and

•	carries on any business in Cyprus and/or is employed in Cyprus and/or holds an office at a person tax resident in Cyprus at any time during the tax year, and

•	maintains a permanent residence in Cyprus either owned or rented by the individual.

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

Dividend income received from Cyprus resident companies is exempt from the Cypriot Special Contribution for the Defence in Cyprus. The rate of Special Contribution for the Defence in Cyprus is 17% as from January 1, 2014 onwards.

Dividend income received from non-Cyprus resident companies is exempt from the Cypriot Special Contribution for the Defence in Cyprus provided that either (i) not more than 50% of the foreign paying company and/or permanent establishment’s activities result directly or indirectly in investment (“passive”) income, or (ii) the foreign tax burden suffered on income of the foreign company and/or permanent establishment paying the dividends is not significantly lower than the tax burden payable in Cyprus (currently interpreted to mean an effective tax burden of at least 6.25% on the profit distributed).

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

If the participation exemption for the Cypriot Special Contribution for the Defence does not apply, dividends receivable from non-Cyprus resident companies are taxed at a rate of 17%. Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

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

The anti-hybrid provision introduced provides that to the extent where the profits which are distributed from a subsidiary company to its Cyprus parent company are deductible from the taxable income of the subsidiary company, Cyprus is required to tax such profits. The respective profits are subject to taxation at the rate of 12.5% in accordance with the provisions of the Income Tax Law and are not considered as dividends for Special Contribution for Defence purposes.

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

Deemed Dividend Distribution

Cyprus tax resident companies which do not distribute 70% of their profits after tax, as defined by the Special Contribution for the Defence of the Republic Law, by the end of the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special Contribution for the Defence will be payable on such deemed dividend to the extent that the shareholders for deemed dividend distribution purposes are Cyprus tax residents and domiciled in Cyprus. In respect of profits of years of assessment after 2012 onwards the Special Contribution for the Defence rate is 17%. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year by the end of the period of two years from the end of the year of assessment to which the profits refer. This Special Contribution for the Defence is paid by the Company for the account of the shareholders. Special Contribution for the Defence may also be payable on deemed dividends in case of liquidation or capital reduction of the company.

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

National Health System (NHS)

A national health system was introduced in Cyprus aiming to provide to the population equal access to a holistic health care system. Contributions relating to the implementation of the NHS started on 1 March 2019 and increased from 1 March 2020.

NHS contributions apply to various types of income received by an individual in Cyprus irrespective of whether they are domiciled in Cyprus or not. Indicatively, we note that NHS contribution rates for dividend and interest income sourced in Cyprus received by Cyprus tax resident individuals should be 1.70% as from 1 March 2019 and 2.65% as from 1 March 2020.

Taxation of Capital Gains

Cyprus Capital Gains Tax is imposed (when the disposal is not subject to income tax) at the rate of 20% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares in companies which own immovable property in Cyprus (either directly or indirectly), and such shares are not listed in any recognized stock exchange, but only if the value of the immovable property is more than 50% of the value of the assets of the company the shares of which are sold.

It is unclear whether this exception also applies to disposal of the ADSs.

Inheritance Tax

There is no Cyprus inheritance tax.

Tax Position of Holders of ADSs with Respect to Distributions

There is no express provision in the Special Contribution for the Defence law on the treatment of holders of ADSs with respect to Special Contribution for the Defence on dividends nor is there any specific guidance issued by the Cypriot tax authorities on the point. We are of the view that holders of ADSs will be subject to the same treatment as holders of shares with respect to the liability of Special Contribution for the Defence and income tax on dividends and, therefore, the provision of sections “Taxation of Dividend Income”, “Deemed Dividend Distributions” and “National Health System (NHS)” above would apply equally to the holders of ADSs.

Non-Cyprus tax resident holders of ADSs must also consult with their own tax advisors on the tax liabilities arising from ADSs distributions.

Taxation of income and gains

Gains from the disposal of ADSs

In accordance with Article 2 of the Income Tax Law L118(I)/2002 (as amended) the term “securities” is explicitly defined to include shares, bonds, debentures, founders’ shares and other securities of companies or other legal persons, incorporated under a law in the Republic of Cyprus or abroad and rights. Circulars have been issued by the Cyprus Tax Authorities clarifying that the term also includes among others, options on securities, short positions on securities, futures/forwards on securities, swaps on securities, depositary receipts on securities (American Depositary Receipts (“ADRs”), GDRs), rights of claim on bonds and debentures (rights on interest of these instruments are not included), index participations only if they result on securities, repurchase agreements or Repos on securities, units in open-end or close-end collective investment schemes.

Any gain from disposal by a Cyprus tax resident company/individual of securities shall be exempt from corporate income tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Special Contribution for the Defence. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own any immovable property situated in Cyprus or such shares are listed in any recognized stock exchange.

If the ADSs are considered by the Cyprus tax authorities not qualifying as “securities”, any gain on disposal of ADSs by a Cyprus tax resident company will be subject to corporate income tax at the rate of 12,5% and personal income tax at the progressive rates of 0—35% in cases of a gain on disposal by a Cyprus tax resident individual.

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

Any payment of interest which is not considered as interest accruing from the ordinary course of business or interest income closely connected with the ordinary course of business by the company, which is a tax resident in Cyprus, to Cyprus tax resident lenders (both corporations and individuals) shall be subject to Special Contribution for the Defence at the rate of 30%, whereby the company may be required to withhold such tax from the interest. Depending on the facts and circumstances of the case, the company may not need to act as the withholding agent.

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

According to the provisions of EU Anti-Tax Avoidance Directive (“ATAD”) which was approved by the EU Commission in 2016 and transposed into Cyprus domestic legislation, new provisions in respect of the Interest Limitations Rules have been introduced in Cyprus in the Article 11(16) of the Income Tax Law L.118(1)/2002 as amended, with effect as from January 1, 2019 (See provisions of section “Material Cypriot Tax Considerations – EU Anti-Tax Avoidance Directive (“ATAD”)”).

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

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws in respect to any other related party transactions. However, Cyprus is in the late stages of adopting transfer pricing rules, covering all types of transactions, that is applicable to Cyprus tax resident companies or Cyprus permanent establishments with the view to comply with the standards set in the OECD BEPS Action 13: Transfer Pricing Documentation and Country-by-Country Reporting. The Cyprus transfer pricing legislation is currently drafted and is expected to be enacted with retrospective effect from January 1, 2020.

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

Minimum Flat Registration Fee

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

Base Erosion and Profit Shifting (“BEPS”) Action Plan

The recommendations of the BEPS Action Plan led by the Organization for Economic Cooperation and Development (“OECD”) contains action points aimed to tackle concerns over base erosion and profit shifting by addressing perceived flaws in international tax rules such as tax avoidance, improve the coherence of international tax rules and ensure a more transparent tax environment.

Cyprus is not a member of the OECD but follows the OECD and EU relevant initiatives. As an EU member state Cyprus adopts and applies the relevant EU Directives.

In short, the EU Anti-Tax Avoidance Directive (the provisions of which are outlined below) will be adopted and tackles measures of Actions 2, 3 and 4 of the BEPS Action Plan.

EU Anti-Tax Avoidance Directive (“ATAD”)

On April 25, 2019, further to the publication of Law 63(I)/2019, the provisions of the EU Anti-Tax Avoidance Directive (ATAD EU 2016/1164) of July 2016 were transposed into the Cyprus domestic law. The Law transposes three ATAD measures in the Cypriot law; interest limitation, a general anti-abuse rule (GAAR) and rules concerning controlled foreign companies (CFC). An overview of these three provisions, which will apply retroactively as from January 1, 2019, is set out below.

The remaining measures of the EU Anti-Tax Avoidance Directive (ATAD1 and ATAD2) include the rules on exit taxation and hybrid mismatches, are expected to be implemented in 2020 with an effective date of January 1, 2020, except for the rules on reverse hybrid mismatches, which are to apply from January 1, 2022.

Interest limitation rule

The interest limitation rule requires that the Exceeding Borrowing Cost (EBC) (which refers to the amount by which deductible interest expense exceeds the taxable interest income) shall be deductible only up to 30% of the taxpayer’s adjusted taxable profit before interest, tax, depreciation and amortisation (i.e. taxable EBITDA).

There are certain exemptions to the rule including a de minimis threshold of three million euro (EUR 3,000,000) per fiscal year. In addition, standalone entities are excluded from the limitation rule. Moreover, grandfathering has been provided for loans concluded before June 17, 2016. Finally, a group equity ‘escape’ clause is provided, allowing a Cyprus resident company that is part of a consolidated group for financial reporting purposes, to opt to fully deduct its EBCs, provided that the ratio of its equity over its total assets is equal to (or even up to 2% lower) or higher than the equivalent ratio of the group.

In addition, should a Cyprus company belong to a Cyprus group as defined in the Cyprus tax legislation, the main rule and the de minimis rule apply to the Cyprus group as one taxpayer.

Controlled Foreign Company (CFC) rule:

A non-Cyprus tax resident company, or a foreign permanent establishment of a Cyprus tax resident company whose profits are not subject to or are exempt from (Corporate) Income Tax in Cyprus (PE), is considered a CFC when the following conditions are satisfied:

(a) the Cyprus tax resident company, either by itself or together with its associated enterprises, holds a direct or indirect participation of more than 50% of the voting rights, or owns directly or indirectly more than 50% of the capital or is entitled to receive more than 50% of the profits of that non-Cypriot tax resident company; and

(b) the actual corporate tax paid by non-Cypriot tax resident company or PE on its profits is lower than 50% of the corporate tax that would have been charged on such non-Cypriot tax resident company or PE under the applicable corporate tax system in Cyprus, had it been Cyprus tax resident.

In cases where a non-Cyprus tax resident company or PE is considered a CFC of a Cyprus company, the tax base of the Cyprus tax resident controlling shareholder shall include any non-distributed income of the CFC arising from non-genuine arrangements which have been put in place for the essential purpose of obtaining a tax advantage.

An arrangement or series of arrangements shall be regarded as non-genuine to the extent that the CFC would not own the assets or would not have undertaken the risks which generate all or part of its income, if it were not controlled by the Cyprus tax resident parent, where the significant people functions which are relevant to those assets and risks are carried out and are instrumental in generating the CFC’s income.

The Cyprus CFC rules provide the following exemptions:

(a) Realising accounting profits of no more than €750,000 and non-trading income of no more than €75,000; or(b) the accounting profits amount to no more than 10% of its operating costs for the tax period.

There is no definition of what constitutes non-trading income for CFC purposes in the Cyprus tax legislation. The Cyprus CFC rules apply to the undistributed income of a CFC which should be included in the tax base of the Cyprus tax resident parent company to the extent that such income arises from non-genuine arrangements which have been put in place for the essential purpose of obtaining a tax advantage.

The Cyprus tax authorities are in the process of issuing a detailed Tax Technical Circular which will cover various technical issues, including potentially the relevant filing obligations. The expectation is that the information on CFCs and the inclusion of any non-distributed income of the CFC may be disclosed in the income tax return of the Cyprus tax resident company for the specific tax year.

General Anti-Abuse Rule (GAAR):

The GAAR allows the Cyprus tax authorities to ignore non-genuine arrangements where (one of) the main purpose(s) is to obtain a tax advantage that defeats the object or purpose of the relevant provision. Arrangements are regarded as non-genuine to the extent they are not put in place for valid commercial reasons which reflect economic reality.

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

Member States should have transposed the Directive into their national laws and regulations by December 31, 2019 and the first automatic exchange of information should be communicated among Member States by October 31, 2020.

DAC6 is expected to be implemented in Cyprus as part of the Administrative Cooperation in the Field of Taxation (Amendment) Law 2019 (AC19 Law). The Cypriot Tax Department launched a public consultation on the AC19 Law on October 22, 2019, and the bill is expected to be enacted into law in Cyprus in early 2020 with an effective date as from July 1, 2020. The draft bill follows DAC6 very closely without any clear deviations, however the legislative process in Cyprus may result in changes.

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

The penalties for non-compliance with the provisions on DAC6 set by Cyprus in the draft bill depend on the nature of the violation and are up to €20,000 per transaction/arrangement.

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

With reference to the above section “Material Cypriot Tax Considerations” we cannot exclude the possibility that we might be subject to additional tax liabilities in case certain taxes become applicable to us or the respective Cyprus tax authorities apply different rulings to the transactions carried out by us or in our respect, which could have a material adverse effect on our business, financial condition and results of operations.

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

If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal, state and local and non-U.S. tax consequences applicable to them of the ownership and disposition of our ADSs or ordinary shares.

For U.S. federal income tax purposes, U.S. Holders of ADSs generally will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, except as otherwise noted, the U.S. federal income tax consequences discussed below apply equally to U.S. Holders of ADSs or the underlying ordinary shares.

Holders should consult their tax advisors regarding the particular tax consequences to them of the ownership and disposition of our ADSs or ordinary shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.

Taxation of Distributions

Subject to the discussion under “— Passive Foreign Investment Companies” below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, including the full amount of any Cypriot withholding tax thereon, will be a dividend for U.S. federal income tax purposes includible in the gross income of a U.S. Holder to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will not be eligible for the dividends received deduction allowed to corporations, unless, pursuant to newly-enacted legislation, such corporations hold at least 10% of the equity of our company (by vote or value) and certain other requirements are met. Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a “dividend” for U.S. federal income tax purposes. Dividends received by individuals and other non-corporate U.S. Holders of our ADSs that are traded on Nasdaq will be eligible for beneficial rates of taxation provided we are not a PFIC (as defined below) during the year in which the dividend is paid or the prior taxable year and certain other requirements, including stock holding period requirements, are satisfied by the recipient. U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

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

If a Russian tax is imposed on the sale or other disposition of our ADSs or ordinary shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds before deduction of the Russian tax. See “—Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs” for a description of when a disposition may be subject to taxation by Russia. Because a U.S. Holder’s gain from the sale or other disposition of ADSs or ordinary shares will generally be U.S. source gain, a U.S. Holder may be unable to claim a credit against its U.S. federal tax liability for any Russian tax on gains. In lieu of claiming a foreign tax credit, a U.S. Holder may elect to deduct foreign taxes, including the Russian tax, in computing taxable income, subject to generally applicable limitations under U.S. law. U.S. Holders should consult their tax advisors as to whether any Russian tax on gains may be creditable against U.S. federal income tax on foreign source income from other sources.

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

Passive Foreign Investment Companies

In general, a publicly traded non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

We do not believe that we were a PFIC for the taxable year ended December 31, 2019. We do not anticipate being a PFIC for our current taxable year, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. Because PFIC status is factual in nature, may depend in part on fluctuations in the market price of our ADSs, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. We could be a PFIC, for example, based on changes to our business and assets and the potential application of technical regulations in the PFIC rules regarding certain banking activities. Furthermore, it is possible that the IRS may challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

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

Each U.S. Holder should consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing of our ADSs or ordinary shares if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

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

•

a foreign legal entity or organization, in each case organised under a foreign law, that is recognized as a Russian tax resident based on Russian domestic law (see “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”);

•

a foreign legal entity or organization in each case organised under a foreign law, that is, in the case of conflicting tax residency statuses under the relevant foreign law and Russian law, recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of application of such double tax treaty);

•	a foreign legal entity or organization which holds and/ or disposes ADSs through its permanent establishment in Russia;

•

an individual actually present in Russia for an aggregate period of 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) or more in any period comprised of 12 consecutive months (days of medical treatment and education outside the Russian Federation are also counted as days spent in the Russian Federation if the individual departed from the Russian Federation for these purposes for less than six months). The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the actual income payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). Given that the tax residency status of an individual may change, an individual’s final tax liability in the Russian Federation for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year, and may require a reassessment.

For the purposes of this section, a “non-resident holder” is a holder of ADSs who does not fall under the definition of a resident holder.

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

Capital gains that are received by a non-resident legal entity or an organisation from sale or other disposal of shares that are recognised as quoted securities under the requirements of the Russian Tax Code generally should not be subject to profits tax in Russia. However, there is an uncertainty whether the above exemption may be applied to depository receipts which are representing shares of a company which assets more than for 50% consist of immovable property situated in Russia.

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

ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs. However, in the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to disposal of shares in a Russian “property-rich companies” (company with more than 50% of its assets consisting of immovable property situated in Russia, as defined in the treaty). If more than 50% of our assets were to consist of immovable property situated in Russia, there is no assurance that the benefits of the United States-Russia double tax treaty may not be available to an ADS holder.

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

The tax may be withheld at the source of payment only if the individual acts via a professional intermediary that is registered for the tax purposes in Russia (such as asset manager, dealer, licensed broker or other intermediary that carries out operations under a brokerage service agreement, agency agreement, asset management agreement, commission agreement or commercial mandate agreement), otherwise the non-resident holder – individual shall be liable to file a tax return and pay the tax due to the Russian budget.

Starting from January 1, 2020, in absence of the licensed broker or an asset manager mentioned above, Russian tax agent responsibilities should also be fulfilled by a Russian legal entities or organisations acquiring the ADSs from the non-resident holders – individuals under sale or barter agreement.

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

A non-resident holder who is an individual willing to obtain the advance double tax treaty relief at source should confirm to a tax agent that he or she is tax resident in a relevant foreign jurisdiction having a double tax treaty with Russia by providing the tax agent with a personal identity document and document confirming the tax residency of an individual in a relevant jurisdiction. To date, the Russian tax authorities do not generally make additional claims for confirmation of tax residency. However, due to the lack of available practice there is some uncertainty as to how they will be applied by the Russian tax authorities.

Non-resident holders should consult their own tax advisors regarding possible tax treaty relief and procedures for obtaining such relief with respect to any Russian taxes imposed on any payments received with respect to the ADSs.

Refund of Tax Withheld

If Russian withholding tax on income derived from Russian sources by a non-resident holder has been withheld at the source of payment and such non-resident holder is entitled to benefits of an applicable double tax treaty allowing such non-resident holder not to pay the tax in Russia or pay the tax at a reduced rate in relation to such income, an application for the refund of the tax withheld may be made within three years from the end of the tax period in which the tax was withheld for non-resident holders.

In order to obtain a refund, the non-resident holder that is a legal entity or an individual is required to file with the Russian tax authorities, among other documents, along with the tax refund claim a pack of documents a list of which is stipulated by the Russian Tax Code.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code. Obtaining a refund of Russian tax withheld may be a time consuming process and can involve considerable practicable difficulties, depending to a large extent on the position of the local tax inspectorates. No assurance can be given that a refund of Russian tax withheld will be granted in practice.

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

As a result of our June 2014 secondary public offering, we increased our issued share capital by 2,292,330 class B shares and received U.S. $ 88,942,404, which then were used for mergers and acquisitions (M&A) and certain operational needs that relate to the ordinary course of business. The major part of these proceeds was accounted for as other short-term bank deposits in cash and cash equivalents as of December 31, 2018 and 2017. The outstanding balance was immaterial as of December 31, 2019. Due to the depreciation of the U.S. dollar against the ruble in 2019 and 2017, and appreciation of U.S. dollar rate against the ruble during 2018, we recorded foreign exchange loss in the amount of RUB 130 and RUB 236 million and foreign exchange gain in the amount of RUB 433 million for these periods respectively.

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

	change in US Dollar	Effect on profit before tax Gain/(loss)
		(in RUB millions)
2019	+13%	147
	-11%	(124)
2018	+14%	329
	-14%	(329)

	change in Euro	Effect on profit before tax Gain/(loss)
		(in RUB millions)
2019	+13%	192
	-11%	(162)
2018	+14%	196
	-14%	(196)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. We seek to maintain a stable funding base primarily consisting of agent’s deposits, current accounts and due to banks, retail deposits from customers and debt. The deposits received from our consumers and agents are also primarily due on demand, but are usually offset against future payments processed through agents. We expect that agent’s deposits will continue to be offset against future payments and not be called by the agents. Customer accounts and amounts due to banks, trade and other payables are due in demand. We have sufficient cash balances and keeps it in diversified portfolios of liquid instruments such as government bonds, correspondent account with CBR and overnight placements in high-rated commercial banks, in order to be able to respond timely and steady to unforeseen liquidity requirements.

Since 2014, the Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which we operate), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and we have noted that our merchants and partners also started and in certain cases continued to request from us larger collaterals to hedge their risks. In the first quarter of 2020 the Ruble again depreciated substantially and abruptly against the U.S. dollar and the euro due to a steep decline in oil prices. The full scope of the negative impact that COVID-19 and the abrupt decline in oil prices and resulting exchange rate drop may have on the Russian economy and available liquidity remains unclear but has the potential to be very significant. We were able to manage these conditions and requirements to date, though the liquidity shortage in the market if exacerbated may have negative effects on our operations, which cannot be now reliably estimated.

According to CBR requirements, bank’s capital calculated based on CBR instructions should be not less than certain portion of its risk-adjusted assets. As of December 31, 2019, Qiwi Bank JSC’s capital ratio is above the minimal level required of 8%. We monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the years ended December 31, 2019 and 2018 Qiwi Bank JSC met the capital adequacy requirements.

We manage our capital structure and adjust it, in light of changes in economic conditions. Our capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may make dividend payments to shareholders or issue new shares. Currently, we require capital to finance our growth, but we generate sufficient cash from our operations. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments.

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Debt	1,545	—	—	1,545
Lease liabilities	1,357	—	340	1,017
Trade and other payables	27,295	27,295	—	—
Customer accounts and amounts due to banks	21,963	18,712	2,807	444

Total as of December 31, 2019	52,160	46,007	3,147	3,006

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Trade and other payables	27,499	27,499	—	—
Customer accounts and amounts due to banks	18,105	16,002	1,866	237

Total as of December 31, 2018	45,604	43,501	1,866	237

Credit risk

Our financial assets, which potentially subject us and our subsidiaries, joint ventures and associates to credit risk, consist principally of trade receivables, loans issued, cash and short-term investments. We sell services on a prepayment basis or ensure that our receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. Our receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. We hold cash primarily with reputable Russian and international banks, including the Central Bank of Russia, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by the Russian Government.

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

Set out below is the information about the credit risk exposure on our trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2019	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.10%	1%	57%	94%
Exposure at default	5,143	490	362	76	6,071
Expected credit loss	(6)	(3)	(208)	(71)	(288)

December 31, 2018	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.26%	3%	36%	98%
Exposure at default	7,672	96	22	331	8,121
Expected credit loss	(20)	(3)	(8)	(323)	(354)

We evaluate the concentration of risk with respect to trade and other receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. The table below demonstrates the largest counterparties’ balances as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
Top 5 counterparties	47%	40%	43%
Others	53%	60%	57%

We are also exposed to substantial credit risk through our payment-by-installment card project SOVEST, where Qiwi Bank JSC serves as a lender and bears substantially all credit risk on outstanding loans. When granting loans on SOVEST cards, we use automated scoring solvency models and evaluate individually each application for the probability of fraud and social default. We use the information from the major credit bureaus as well as certain other data including the evaluation of the potential effects of changes in macroeconomic conditions and regional affiliation of the applicant in order to approve or reject the application. We can then use manual verification for determining the credit limit for the approved applicants. We run advanced forward-looking models that are based on the analysis of the transactional behavior of individual customers in order to predict and stimulate usage as well as prevent fraud, and we use a migration matrix approach for calculation of the loan expected credit loss provisions.

As of December 31, 2019 the amount of total loans issued (net of expected credit loss allowance) was equal to RUB 7,985 million up from RUB 5,274 as of December 31, 2018, the corresponding amount of provisions for loan impairment was RUB 810 million as compared with RUB 822 million as compared to the same period in the prior year (see “ – Item 5. A. Operating results” for more details on the dynamics). The amount of credit loss expense for the year ended December 31, 2019 is RUB 642 million. A loan is considered overdue when the borrower fails to make any payment due under the loan at the reporting date and an overdue amount is recognized as the aggregate amount of all amounts due from the borrower under the respective loan agreement including accrued interest and commissions in any. For the purposes of our internal credit risk assessment, we consider all loans with a principal and/or interest payment that is more than 90 days overdue as “non-performing”.

We distribute our installment cards to customers on a federal scale, across all regions of Russia. Our target audience includes Russian citizens with permanent registration and aged 18 to 70 years. We also use a variety of distribution channels and strategies to obtain clients and therefore believe that our credit risk is broadly diversified.

As of December 31, 2019, we had credit exposure to our counterparties in connection with our Factoring PLUS business of RUB 3,365 million up from RUB 1,559 as of December 31, 2018, and in connection with financial and performance guarantees we provide mostly to non-related parties as part of our Factoring Plus business and certain of our merchants (predominantly in betting space) in the amount of RUB 8,545 million up from RUB 1,260 as of December 31, 2018.

As part of the credit risk assessment of the factoring transactions, we evaluate the credit risk of an individual client as well as of the debtor. We believe that debtor risk assessment is an important source of additional security and credit quality guarantee. Procedures and responsibilities for assessing and managing credits risks of clients and debtors are clearly stipulated in the internal risk policy. To assess clients’ accounts receivables as a form of collateral, we analyze each debtor individually and collectively at the portfolio level (risk concentration, turnover ratios and other parameters). We also make allowances for the dual structure of collateral for the assets placed under factoring operations. According to such structure, the debtor whose receivables are assigned to us must fulfill its obligations and in case the debtor fails to fulfill its contractual liabilities, the liabilities are transferred to the client under recourse. Compared with traditional lending, therefore, the assets are better collateralized and the credit risk is lower.

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2019. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2019, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2019. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2019, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young LLC, our independent registered public accounting firm. Their report may be found below:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QIWI plc

Opinion on Internal Control Over Financial Reporting

We have audited QIWI plc’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, QIWI plc (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes and our report dated March 24, 2020 expressed an unqualified opinion thereon.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

March 24, 2020

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

We have adopted a Code of Ethics and Business Conduct that applies to all our directors, officers and employees. The Code of Ethics and Business Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The first version of the Code was introduced in 2013, we have adopted an amended version in 2019 in order to reflect the development of the business environment and our Company. We believe these amendments incorporate best practices and reflect most current regulatory environment, as well as make the Code more transparent and well-structured. A copy of the Code of Ethics and Business Conduct is available on our website: https://investor.qiwi.com/corporate-governance/documents.

ITEM 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2018	2019
	(in RUB millions)
Audit Fees	46	51
Audit-Related Fees	—	16
Tax Fees	4	4
All Other Fees	4	7
Total	54	78

Audit Fees

Audit fees for 2018 and 2019 are the aggregate fees billed for the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees incurred in 2018. Audit-related fees in 2019 comprise securities transaction expenses including related to the filing of the Form F-3.

Tax Fees

Tax fees in 2018 and 2019 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2018 and 2019 relate to services in connection with corporate compliance matters, staff training and development costs.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 1.1 to QIWI plc’s Annual Report on Form 20-F, filed on March 28, 2018)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.4	Description of Securities

4.1	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

4.2	Form of Amended and Restated Registration Rights Agreement among QIWI plc andPublic Joint-Stock Company «Bank Otkritie Financial Corporation» and (incorporated by reference to Exhibit 4. to QIWI plc’s Registration Statement on Form F-3, File No. 333-235239, filed on November 25, 2019)

8.1	Subsidiaries of the Registrant

12.1	Certification of Boris Kim, Chief Executive Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Varvara Kiseleva, Interim Chief Financial Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Consolidated financial statements

for the year ended December 31, 2019

QIWI plc

Consolidated financial statements

for the year ended December 31, 2019

Report of independent registered public accounting firm

To the Shareholders and the Board of Directors of QIWI plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of QIWI plc (the Company) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 24, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLC

We have served as the Company’s auditor since 2008

Moscow, Russia

March 24, 2020

QIWI plc

Consolidated statement of financial position

As of December 31, 2019

(in millions of Rubles)

	Notes	As of December 31, 2018	As of December 31, 2019
Assets
Non-current assets
Property and equipment	10	1,074	2,346
Goodwill and other intangible assets	11, 12	10,846	11,316
Investments in associates	21	812	1,118
Investments in joint ventures	22	836	—
Long-term debt securities and deposits	33	497	4,015
Long-term loans	13, 33	230	265
Other non-current assets		110	83
Deferred tax assets	29	157	217

Total non-current assets		14,562	19,360

Current assets
Trade and other receivables	14	8,042	6,162
Short-term loans	13	6,890	11,419
Short-term debt securities and deposits	33	1,432	1,136
Prepaid income tax		112	259
Other current assets	16	929	917
Cash and cash equivalents	15	40,966	42,101

Total current assets		58,371	61,994

Assets held for sale	7	90	123

Total assets		73,023	81,477

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	17	1	1
Additional paid-in capital		1,876	1,876
Share premium	17	12,068	12,068
Other reserve		2,097	2,576
Retained earnings		9,091	10,557
Translation reserve		513	289

Total equity attributable to equity holders of the parent		25,646	27,367
Non-controlling interests		60	70

Total equity		25,706	27,437

Non-current liabilities
Long-term debt	18	—	1,545
Long-term lease liabilities	23	—	1,017
Long-term customer accounts	20	237	444
Other non-current liabilities		1	45
Deferred tax liabilities	29	743	749

Total non-current liabilities		981	3,800

Current liabilities
Trade and other payables	19	27,499	27,295
Customer accounts and amounts due to banks	20	17,868	21,519
Short-term lease liabilities	23	—	340
VAT and other taxes payable		428	184
Other current liabilities	16	541	902

Total current liabilities		46,336	50,240

Total equity and liabilities		73,023	81,477

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2019

(in millions of Rubles, except per share data)

		Year ended December 31
	Notes	2017	2018	2019
Revenue:		20,897	30,610	39,336

Payment processing fees		17,265	23,694	30,736
Interest revenue calculated using the effective interest rate	24	1,052	1,854	3,646
Fees from inactive accounts and unclaimed payments		1,310	1,419	1,806
Other revenue	24	1,270	3,643	3,148

Operating costs and expenses:		(16,906)	(26,161)	(32,896)

Cost of revenue (exclusive of items shown separately below)	25	(7,704)	(10,953)	(16,160)
Selling, general and administrative expenses	26	(3,796)	(6,099)	(6,213)
Personnel expenses	3.19	(4,286)	(7,748)	(7,765)
Depreciation and amortization	10, 11	(796)	(864)	(1,324)
Credit loss expense	13,14,15,30	(220)	(474)	(642)
Impairment of non-current assets	11, 12	(104)	(23)	(792)

Profit from operations		3,991	4,449	6,440

Share of gain/(loss) of an associate and a joint venture	21, 22	—	(46)	258
Other income and expenses, net	27	(41)	(181)	(91)
Foreign exchange gain		257	1,311	905
Foreign exchange loss		(373)	(1,049)	(1,077)
Interest income and expenses, net		6	17	(56)

Profit before tax		3,840	4,501	6,379
Income tax expense	29	(698)	(875)	(1,492)

Net profit		3,142	3,626	4,887

Attributable to:
Equity holders of the parent		3,114	3,584	4,832
Non-controlling interests		28	42	55
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		(133)	525	(229)
Debt securities at fair value through other comprehensive income:
Net change in fair value		—	—	33
Net gains recycled to profit or loss upon disposal		—	—	(26)
Changes in allowance for expected credit losses		—	—	8
Total other comprehensive income, net of tax		(133)	525	(214)

Total comprehensive income, net of tax effect of nil		3,009	4,151	4,673

Attributable to:
Equity holders of the parent		2,981	4,099	4,623
Non-controlling interests		28	52	50
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	9	51.25	58.56	78.20
Diluted, profit attributable to ordinary equity holders of the parent	9	50.92	58.06	77.60

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2019

(in millions of Rubles)

		Year ended December 31
	Notes	2017	2018	2019
Cash flows from operating activities
Profit before tax		3,840	4,501	6,379
Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	10, 11	796	864	1,324
Foreign exchange loss/(gain), net		116	(262)	172
Interest income, net	24	(1,016)	(1,782)	(2,901)
Credit loss expense		220	474	642
Share of (gain) / loss of an associate and a joint venture		—	46	(258)
Share-based payments	34	398	635	464
Impairment of non-current assets	11, 12	104	23	792
Loss from initial recognition	25	—	143	273
Other		46	371	122

Operating profit before changes in working capital		4,504	5,013	7,009
(Increase)/decrease in trade and other receivables		(3,683)	1,127	1,256
(Increase)/decrease in other assets		150	(529)	39
Increase in customer accounts and amounts due to banks		898	14,601	3,528
Increase in accounts payable and accruals		3,414	7,347	976
Increase in loans issued from banking operations		(1,888)	(5,827)	(5,159)

Cash flows generated from operations		3,395	21,732	7,649
Interest received		1,048	1,795	3,694
Interest paid		(70)	(113)	(333)
Income tax paid		(813)	(769)	(1,771)

Net cash flow generated from operating activities		3,560	22,645	9,239

Cash flows used in investing activities
Acquisition of associate and joint control company	6	(813)	(21)	(200)
Cash received upon /(used in) business combination	6	(321)	138	(354)
Purchase of property and equipment		(292)	(736)	(858)
Purchase of intangible assets		(566)	(385)	(443)
Proceeds from sale of fixed and intangible assets		—	—	196
Loans issued		(376)	(187)	(444)
Repayment of loans issued		316	4	412
Purchase of debt instruments and funds depositing		(1,376)	(810)	(5,405)
Proceeds from sale and redemption of debt instruments		1,775	672	2,213

Net cash used in investing activities		(1,653)	(1,325)	(4,883)

Cash flows (used in)/generated from financing activities
Proceeds from borrowings		—	—	1,545
Payment of principal portion of lease liabilities		—	—	(387)
Dividends paid to owners of the Group	28	(2,148)	—	(3,392)
Dividends paid to non-controlling shareholders		(12)	(29)	(43)

Net cash used in financing activities		(2,160)	(29)	(2,277)

Effect of exchange rate changes on cash and cash equivalents		(333)	1,240	(944)

Net increase/(decrease) in cash and cash equivalents		(586)	22,531	1,135

Cash and cash equivalents at the beginning of year	15	19,021	18,435	40,966

Cash and cash equivalents at the end of year	15	18,435	40,966	42,101

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2019

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares outstanding	Amount
Balance as of December 31, 2018		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706

Profit for the year		—	—	—	—	—	4,832	—	4,832	55	4,887
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	(224)	(224)	(5)	(229)
Debt instruments at FVOCI		—	—	—	—	15	—	—	15	—	15

Total comprehensive income		—	—	—	—	15	4,832	(224)	4,623	50	4,673

Share-based payments	34	—	—	—	—	464	—	—	464	—	464
Exercise of options	17	641,322	—	—	—	—	—	—	—	—	—
Dividends (54 RUR per share)	28	—	—	—	—	—	(3,366)	—	(3,366)	—	(3,366)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(43)	(43)
Other		—	—	—	—	—	—	—	—	3	3

Balance as of December 31, 2019		62,092,835	1	1,876	12,068	2,576	10,557	289	27,367	70	27,437

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2019

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares outstanding	Amount
Balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,715	(2)	21,120	37	21,157

Impact of adopting IFRS 9		—	—	—	—	—	(208)	—	(208)	—	(208)

Restated opening balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,507	(2)	20,912	37	20,949

Profit for the year		—	—	—	—	—	3,584	—	3,584	42	3,626
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	515	515	10	525

Total comprehensive income		—	—	—	—	—	3,584	515	4,099	52	4,151

Share-based payments	34	—	—	—	—	635	—	—	635	—	635
Exercise of options	17	518,859	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(29)	(29)

Balance as of December 31, 2018		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2019

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares outstanding	Amount
Balance as of December 31, 2016		60,597,034	1	1,876	12,068	1,064	4,808	131	19,948	21	19,969

Profit for the year		—	—	—	—	—	3,114	—	3,114	28	3,142
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	(133)	(133)	—	(133)

Total comprehensive income		—	—	—	—	—	3,114	(133)	2,981	28	3,009

Share-based payments	34	—	—	—	—	398	—	—	398	—	398
Exercise of options	17	335,620	—	—	—	—	—	—	—	—	—
Dividends (36 RUR per share)	28	—	—	—	—	—	(2,207)	—	(2,207)	—	(2,207)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(12)	(12)

Balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,715	(2)	21,120	37	21,157

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

1.	Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2019 were authorized for issue by Board of Directors (BoD) on March 13, 2020.

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

The Company’s American Depositary Securities (ADS) have been listed on Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013. Prior to that time, there was no public market for the Company’ ADSs or ordinary shares. Subsequently, the Company closed two follow-on offerings of its ADSs on October 3, 2013 and on June 20, 2014.

Sergey Solonin is the ultimate controlling shareholder of the Group as of December 31, 2019.

Information on the Company’s principal subsidiaries is disclosed in Note 5.

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

The Group accounts are prepared in accordance with the International Financial Reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB). These consolidated financial statements are based on the underlying accounting records appropriately adjusted and reclassified for a fair presentation in accordance with IFRS. IFRS adjustments to local statutory accounting records include and affect but not limited to such major areas as consolidation, revenue recognition, accruals, deferred taxation, fair value adjustments, business combinations and impairment.

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

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2018, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2019. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Group applies IFRS 16 Leases for the first time in 2019. The nature and effect of changes to the Group’s financial statements as a result of adopting this standard are disclosed below.

Several other amendments and interpretations are applied for the first time in 2019, but do not have an impact on the consolidated financial statements of the Group.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

IFRS 16 - Leases

IFRS 16 was issued in January 2016 and it replaces IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

The Group adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application of January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application. The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (‘short-term leases’), and lease contracts for which the underlying asset is of low value (‘low-value assets’).

The impact of adopting IFRS 16 on the statement of financial position (increase/ (decrease)) as at January 1, 2019:

Amount
Assets
Property and equipment (right-of-use assets)	936
Liabilities
Long-term portion of lease liabilities	704
Short-term portion of lease liabilities	364
Trade and other payables	(132)

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

a) Nature of the effect of adoption of IFRS 16

The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use assets). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use assets.

Lessees are also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee generally recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use assets.

Most contracts where the Group acts as a lessee (except for long-term contract for office premises lease), fall under the recognition exemption for being short-term leases. The Group did not recognize either assets or liabilities for them and will continue to recognize expenditure arising from them as expenses on rent of premises and related utility expenses (within selling, general, and administrative expenses) as they are incurred.

Accounting for several long-term contracts of lease of office premises where the Group acts as a lessee, had a material effect on the consolidated financial statements of the Group. This effect resulted from recognition of lease liabilities and right-of-use assets and from derecognition of accounts payable related to these contracts.

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of December 31, 2018 as follows:

Amount
Operating lease commitments as at December 31, 2018	1,242
Weighted average incremental borrowing rate as at January 1, 2019	9%
Discounted operating lease commitments at January 1, 2019	1,202
Less:
Commitments relating to short-term lease	(134)

Lease liabilities as at January 1, 2019	1,068

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

b) Summary of new accounting policies

Set out below are the new accounting policies of the Group upon adoption of IFRS 16, which have been applied from the date of initial application.

Lease liabilities

Lease liabilities are recognized at the date of initial application at the present value of the remaining lease payments discounted using the Group’s incremental borrowing rate at the date of initial application.

Right-of-use assets

Right-of-use assets are recognized at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the lease term. No impairment is accrued on right-of-use assets as at the date of initial application.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of office premises (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term.

Significant judgement in determining the lease term of contracts with renewal options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its leases to lease the assets for additional term. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

The carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year are disclosed in note 23.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.3	Changes in accounting policies (continued)

The following amended standards and interpretations became effective for the Group from January 1, 2019, but did not have any material impact on the Group:

•	IFRIC 23 Uncertainty over Income Tax Treatments (issued on June 7, 2017).

•	Prepayment Features with Negative Compensation – Amendments to IFRS 9 (issued on October 12, 2017).

•	Amendments to IAS 28 Long-term Interests in Associates and Joint Ventures (issued on October 12, 2017).

•	Amendments to IAS 19 Plan Amendment, Curtailment or Settlement (issued on February 7, 2018).

•	Annual Improvements to IFRSs 2015-2017 cycle – amendments to IFRS 3, IFRS 11, IAS 12 and IAS 23 (issued on December 12, 2017).

2.4	Standards issued but not yet effective

The following other new pronouncements are not expected to have any material impact on the Group when adopted:

•	Amendments to References to the Conceptual Framework in IFRS Standards (issued on March 29, 2018 and effective for annual periods beginning on or after January 1, 2020).

•	Amendments to IAS 1 and IAS 8: Definition of Material (issued on October 31, 2018 and effective for annual periods beginning on or after January 1, 2020).

•	Amendment to IFRS 3 Business Combinations (issued on October 22, 2018 and effective for annual periods beginning on or after January 1, 2020).

•	IFRS 17 Insurance Contracts (issued in May 2018 and effective for annual periods beginning on or after January 1, 2021)

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (issued in September, 2019 and effective for annual periods beginning on or after January 1, 2020).

•	Amendments to IAS 1: Classification of liabilities as current or non-current (issued on January 23, 2020 and effective for annual periods beginning on or after January 1, 2022).

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

The exchange rates of the Russian ruble to each respective currency as of December 31, 2019 and 2018 were as follows:

	Average exchange rates for the year ended December 31,		Exchange rates at December 31,
	2018	2019	2018	2019
US Dollar	62.7078	64.7362	69.4706	61.9057
Euro	73.9384	72.5021	79.4605	69.3406
Kazakhstan Tenge (100)	18.1717	16.8972	18.0570	16.2174
Belarussian Ruble	30.7630	30.9653	32.0732	29.4257
Moldovan Leu (10)	37.3239	36.8844	40.9084	35.9917
New Romanian Leu	15.8887	15.2820	17.0501	14.4948

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

Useful lives of leasehold improvements of leased office premises are determined at the lower between the useful live of the asset or the lease term. The asset’s residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

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

The Group’s financial assets at fair value through profit or loss includes several loans that did not pass SPPI test.

Financial assets at fair value through OCI

For debt securities at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the statement of profit or loss and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

The Group’s debt securities at fair value through OCI represent investments in quoted debt securities included under long-term and short-term debt securities and deposits.

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

For financial assets that are credit-impaired on purchase or at origination, the ECL is always measured at a lifetime ECL. Note 33 provides information about inputs, assumptions and estimation techniques used in measuring ECL, including an explanation of how the Group incorporates forward-looking information in the ECL models.

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

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less and are included as a component of cash and cash equivalents for the purpose of the statement of financial position and statement of cash flows.

3.10	Employee benefits

3.10.1	Short-term employee benefits

Wages and salaries paid to employees are recognized as expenses in the current year. The Group also accrues expenses for future vacation payments and short-term or long-term employee bonuses.

3.10.2	Social contributions and defined contributions to pension fund

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 15% in 2019, 2018 and 2017) to the annual gross remuneration of each employee. For the year ended December 31, 2019 defined contributions to pension funds of Russia of the Group amounted to 875 (2018 – 886; 2017 – 473).

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

Dividend Distribution

Cyprus entities that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 17% rate for 2017, 2018, 2019 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholder as of December 31, 2019 is non-Cypriot tax resident and as such the Cypriot deemed dividend distribution rules are not applicable.

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

All performance obligations are either satisfied at a point of time or over time. In the former case they represent a separate instantaneous service, in the latter – a series of distinct services that are substantially the same and that have the same pattern of transfer to the customers. Such performance obligations are invoiced at least monthly. Progress of performance obligations satisfied over time is measured by the output method. The Group recognizes the majority of its revenue at a point of time.

Contract price is allocated separately to each performance obligation. There are generally no variable amounts affecting consideration at the moment such consideration is recognized as revenue. In the rare cases when the variability exists, the Group makes estimate of the amount to be recognized basing on appropriate budgets and models. Consideration from customers does not have any non-cash component. Consideration payable to a customer is accounted for as a reduction of the transaction price and, therefore, a reduction of revenue. Consideration from customers is normally received within a few months and never in more than a year. Consequently, the Group believes it contains no significant financing component.

Within some components of its business, the Group pays remuneration to its employees and third parties for attracting customers. The costs which are incremental to acquisition of new customers are further analysed for recoverability. Generally, this expenditure is not expected to be reimbursed by future income and is not capitalized as costs to obtain a contract.

Payment processing fee revenues and related transaction costs

Payment processing fee revenues include the following types:

•	fees for processing of consumer payment (consumer fee and merchant fee),

•	conversion fees.

The Group earns a fee for processing payments initiated by the individuals (“consumers”) to pay to merchants and service providers (“merchants”) or transfer money to other individuals. Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or a network of agents and bank-participants of payment system or through the Group’s website or applications using a unique user login and password (e-payments). Payment kiosks are owned by third parties – cash collection agents (“agents”). When a consumer payment is processed, the Group may incur transaction costs to acquire payments payable to agents, bank-participants, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants or individuals accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross. Any fees from agents and other service providers are recorded as reduction of transactions costs unless the fee relates to distinct service rendered by the Group.

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

Installment cards related fees

Installment cards related fees include revenues from commissions charged for consumer financial services.

Other revenues

Other revenues include revenues from commissions charged advertising activities, guarantee commissions and some other minor activities.

Loyalty program

The Group’s component engaged in banking services to retail customers has a loyalty program, which allows customers to accumulate loyalty points that are accrued as a percentage of purchases made using bank cards and can be used to reimburse future purchases. Revenue is therefore decreased by the nominal value of points awarded to customers during the period multiplied by the probability of their subsequent realization.

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

Option awards outstanding for all periods presented are of the equity settled type.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.17	Leases prior to adoption of IFRS 16

Before the Group’s adoption of IFRS 16 on January 1, 2019 all leases in which the Group does not obtain substantially all the risks and benefits of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

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

3.19 Changes in presentation

In 2019 the Group changed the presentation of its personnel and related costs by segregating it from cost of revenue and selling, general and administrative expenses in a separate line on the face of the financial statements. The reclassification was made to better reflect the nature and amount of these costs in the current business environment and in order to make the financial statements more comparable with industry peers.

	As originally presented	Reclassification	As reclassified
For the year ended December 31, 2018
Personnel expenses	—	(7,748)	(7,748)
Cost of revenue	(15,129)	4,176	(10,953)
Selling, general and administrative expenses	(9,671)	3,572	(6,099)

For the year ended December 31, 2017
Personnel expenses	—	(4,286)	(4,286)
Cost of revenue	(9,763)	2,059	(7,704)
Selling, general and administrative expenses	(6,023)	2,227	(3,796)

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

Significant judgments

Revenue recognition

Revenue from SOVEST project – applicable standards

SOVEST project implies offering interest free loans to individuals for the purchases made with installment cards plus various options connected to the use of these cards. It brings revenues in the form of commissions from merchants and card-holders as well as interchange fees from the payment system. The Group exercises significant judgment in determining which of these commissions fall within the scope of IFRS 9 or IFRS 15. The resulting conclusion depends mainly on whether a commission can be linked to a specific lending arrangement or not.

Revenue from inactive accounts and unclaimed payments

The Group stipulates in its public offers the term during which a customer who failed to identify correctly the recipient of his transfer can return to correct the identification details or claim money back. If the customer does not return, the whole amount of transfer is appropriated by the Group in the period of specified time in the public offer. Similarly, the Group charges a daily commission on the balance of wallets that remained inactive during the period indicated in the public offer. The Group believes that including these rules into its public offers gives it appropriate legal rights to recognize the extinguishment of customer liabilities and, therefore, record the related gain as revenue.

Functional currency

Each entity in the Group determines its own functional currency, depending on the economic environment it operates in, and items included in the financial statements of each entity are measured using that functional currency.

Recognition of control, joint control, or significant influence over entities

In assessing business combinations, we analyse all relevant terms and conditions of management of the acquired or newly established entities and exercise judgment in deciding whether the Group has control, joint control, or significant influence over them. As a result, certain acquisitions where the Group’s share is over 50% may not be recognized as consolidated subsidiaries and vice versa. See Note 6 for details.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Acquisition of business in the form of separate assets

In 2018 the Group completed the acquisition of the Rocketbank business that does not represent a separate legal entity. The acquisition was made through a combination of contracts to purchase the major non-current assets, transfer of employees and so forth. Since the assets and other resources have been acquired in order to operate them as a business, these transactions were accounted for using the acquisition method as a single transaction. The acquisition date was the date when the Group obtained control over the last key element of the business. All the cash amounts paid by the Group under any of the contracts related to the acquisition were treated as consideration. See Note 6 for details.

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

Fair value of assets transferred in non-monetary transactions

The Group was engaged in a transaction related to the establishment of JSC Tochka during the year 2018. In this process, the Group invested a number of assets into the newly established entity (fixed assets, intangible assets, promissory notes). The fair value of promissory notes is deemed equal to their nominal value because they can be instantly exchanged for cash. The fair value of fixed assets and intangible assets is deemed equal to their carrying amount because these assets had been purchased recently from an unrelated party.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Impairment of goodwill and intangible assets

The Group determines it has the following material CGUs: SOVEST, Payment services, Postomatnye Tekhnologii, Tochka, Rocketbank and Flocktory. For the purpose of the goodwill impairment test, the Group estimates the recoverable amounts of Payment services CGU as fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares. See also Note 12 below for details. For the purpose of testing for impairment the Group’s intangible assets with indefinite useful lifes estimates the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, the Group estimates the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

Impairment of investments in associates and joint ventures

The Group’s investments in significant associates and joint ventures are generally designated as separate CGUs. The recoverable amount of these CGUs is determined based on a value in use calculation using appropriate financial models.

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

Certain deferred tax assets were not recorded because the Group does not expect to realize certain of its tax loss carry forwards in the foreseeable future due to the history of losses. Further details on deferred taxes are disclosed in Note 29.

Fair value of loans issued

The Group measures loans issued at amortized cost using the effective interest rate (EIR) method. EIR is assumed to be equal to loan market rates which are defined on market participants statistic available to the Group.

ECL measurement

The Group records an allowance for ECLs for all loans and other debt financial assets not held at FVPL. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12mECL). The 12mECL is the portion of LTECL that represent the ECLs that result from default events on a financial instrument that are possible within the 12 months after the reporting date. Both LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

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

ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive. The shortfall is then discounted at an approximation to the asset’s original effective interest rate. The mechanics of the ECL calculations are outlined below and the key elements are as follows:

- PD	The Probability of Default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognised and is still in the portfolio.

- EAD	The Exposure at Default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

- LGD	The Loss Given Default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realisation of any collateral. It is usually expressed as a percentage of the EAD.

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

Measurement of cost associated with share-based payments

Share-based payments included expenses incurred under employee stock option plans (ESOP) and restricted stock unit plan (RSU). See also Note 34 below for more details.

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

Expected dividend yield

The Group set a dividend yield based on historical payout and best management’s expectation for dividends distribution.

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

Expected dividend yield

The Group set a dividend yield based on historical payout and best management’s expectation for dividends distribution.

Fair value of the underlying shares

The fair value of shares defined by reference to closing market price of the Group’s traded shares.

Estimated forfeitures

The forfeiture rate for RSUs granted during the period is 6-10%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

Uncertain position over risk assessment

The Group disclosed possible and accrued probable risks in respect on currency, customs, tax and other regulatory positions. Management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its estimation of probability, which require considerable judgment. See Note 30 for details.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2018	As of December 31, 2019
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems and Bank operations, inc.: money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI—M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL (Romania)	Operation of electronic payment kiosks	100%	100%
QIWI WALLET EUROPE SIA (Latvia)[1]	Operation of on-line payments	100%	—
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
Attenium LLC (Russia)	Management services	100%	100%
Postomatnye Tekhnologii LLC (Russia)	Logistic	100%	100%
Future Pay LLC (Russia)	Operation of on-line payments	100%	100%
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
QIWI Shtrikh LLC (Russia)	On-line cashbox production	51%	51%
QIWI Platform LLC (Russia)	Software development	100%	100%
Factoring PLUS LLC (ex. QIWI Processing LLC (Russia)	Software development	100%	100%
ContactPay Solution (United Kingdom)[2]	Operation of on-line payments	—	100%
Rocket Universe LLC (Russia)[2]	Software development	—	100%
Billing Online Solutions LLC (Russia)[2]	Software development	—	100%
Flocktory Ltd (Cyprus) [3]	Holding company	82%	99%
Flocktory Spain S.L. (Spain) [3]	SaaS platform for customer lifecycle management and personalization	82%	99%
FreeAtLast LLC (Russia) [3]	SaaS platform for customer lifecycle management and personalization	82%	99%
SETTE FZ-LLC (UAE) [2]	Payment Services Provider	—	100%
LALIRA DMCC (UAE) [2]	Payment Services Provider	—	100%

Associate
JSC Tochka (Russia)	Digital services for banks	40%	40%

[1]	The Entity was liquidated during 2019
[2]	The Entities were established during 2019
[3]	Flocktory Ltd and its subsidiaries were joint ventures as of December 31, 2018 (Note 6, Note 22)

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions and business combinations

2019

Flocktory

On March 22, 2017, the Group acquired an 82% stake in Flocktory Ltd, a private company, operating in Russia and Spain. Flocktory Ltd operates through its subsidiaries Flocktory Spain S.L. and FreeAtLast LLC (Russia). Flocktory’s business is primarily focused on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, which are based on data collection and analysis and substantively represents SAAS platform for customer lifecycle management and personalization. The Group also entered into call and put option agreements with respect to the remaining 17% stake in Flocktory Ltd. On December 2, 2019 put options were exercised and the Group gained sole control over Flocktory. The acquisition has been accounted for using the acquisition method. Pre-existing relationships between the Group and Flocktory were accounted through share of gain/(loss) of a joint venture and disclosed in the Note 22.

As at date of acquisition the Group revalued its prior holding of its 82% stake in Flocktory and put option at fair value and recognized a 180 gain and a 267 loss from those revaluations respectively (Note 27).

The consideration was made by the following:

Fair value of prior holding of 82% stake	984
Cash consideration for 17%	214

Total consideration	1,198

The provisional fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value
Net assets acquired:
Property, equipment (including right-of-use of leased assets)	45
Intangible assets	394
Trade and other receivables	66
Cash and cash equivalents	178
Trade and other payables	(80)
Lease liabilities	(46)
Deferred tax liabilities	(74)
Other liabilities	(8)

Total identifiable net assets at fair value	475

Group’s share of net assets (99%)	472

Goodwill arising on acquisition	726

Provisional goodwill in the amount of 726 relates to qualified workforce and potential synergy with the existing business and is equal to the difference between the fair value of net assets acquired in the business combination and the consideration paid. Goodwill was allocated to the CGU Flocktory. The Group determined the fair value of Flocktory software, trademarks, client base and recognized these as intangible assets with a value of 394. None of the goodwill recognised is expected to be deductible for income tax purposes.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions and business combinations (continued)

Revenue of Flocktory business from the acquisition date to the reporting date amounted to 49 and the net profit was nil. If Flocktory business had been part of the Group from the beginning of the year, the Group’s revenue through to the reporting date would have amounted to 39,730 and net profit 4,876.

Analysis of cash flows on acquisition:	Amount
Cash paid (Including cash paid for put option (267))	(482)
Net cash acquired with the subsidiary	178

Total cash paid upon business combination	(304)

Billing online

During the fourth quarter of 2019, the Group completed a series of transactions related to the acquisition of assets of the Billing Online business combined with the hiring of its employees into newly established entity Billing Online Solutions LLC. By December 31, 2019, the Group obtained control over Billing online business. The entity offers software services to housing and utility companies and, in the future, will provide on interface to households for utility payments using QIWI payment systems. The acquisition has been accounted for using the acquisition method. Pre-existing relationships between the Group and Billing online were not significant.

Consideration for Billing online business comprises cash in the amount of 129 (50 was paid during the year 2019 and 79 is payable as at December 31, 2019). The fair value of identified intangible assets amounted to 78 and consisted primarily of software and trademarks (refer to Note 11). Provisional goodwill resulted as the difference between fair value of net assets acquired in the business combination and the consideration paid amounted to 51 and related to potential synergy with the Payment services segment of the Group. Goodwill was allocated to CGU Payment services. None of the goodwill recognised is expected to be deductible for income tax purposes.

Revenue and net profit of Billing online business from the acquisition date to the reporting date was insignificant. If Billing online business had been part of the Group from the beginning of the year, the Group’s revenue and net profit would have changed insignificantly.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions and business combinations (continued)

2018

Rocketbank

In July 2018, the Group obtained control over Rocketbank business, which does not represent a separate legal entity and will operate under the banking license of QIWI bank. Rocketbank is primarily focused on consumer financial services. The transaction was structured as an acquisition of assets combined with hiring of Rocketbank employees by the Group. The acquisition has been accounted for using the acquisition method. Pre-existing relationships between the Group and Rocketbank were not significant.

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

Cash paid to the seller for purchases of non-current assets of Rocketbank in the year 2017 was 321.

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

QIWI plc

Notes to consolidated financial statements (continued)

7.	Assets held for sale and discontinued operations

QIWI Box

During the fourth quarter of 2019, due to underperformance on key metrics, the BoD of the Company decided to discontinue the operations of the QIWI Box project. Immediately before the classification of QIWI Box assets as held for sale, the recoverable amount was estimated for certain items of property, plant and equipment and an impairment loss was identified (pls refer to Note 12), the remaining part of property, plant and equipment which was classified as assets held for sale, amounted to 123. As at December 31, 2019, there was no further impairment as the carrying amount of the disposal group did not fall below its fair value less costs to sell.

8.	Operating segments

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (CODM), who is the Croup’s CEO and its ultimate controlling shareholder, reviews selected items of each segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the CEO responsibilities as well as the following factors:

•

The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the BOD;

•	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and

•

The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries, joint ventures and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs. The Group does not monitor balances of assets and liabilities by segments as the CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. Before January 1, 2018, the Group reported two segments: Payment Services (PS) and Consumer Financial Services (CFS). Since 2018, the Group additionally discloses: Small and Medium Enterprises (SME) segment and the Rocketbank segment. In 2018, the Group completed the transaction related to the acquisition of Rocketbank and started to invest in the new business activities which resulted in Rocketbank segment becoming significant. As a result, starting from 2018, CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services, Small and Medium Enterprises and Rocketbank:

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments (continued)

•	Payment Services (PS), operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces;

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals, currently presented by SOVEST installment card project;

•

Small and Medium Enterprises (SME), operating segment that generates revenue through operations of the Tochka business, which is focused on offering a broad range of services for small and medium enterprises;

•	Rocketbank (RB), operating segment that generates revenue through offering digital banking service including debit cards and deposits to retail customers.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, expenses associated with filing the registration statement on Form F-3 for our major shareholders and related transaction expenses, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as irregular non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

The segments’ statement of comprehensive income for the year ended December 31, 2019, as presented to the CODM are presented below:

	2019
	PS	CFS	SME	RB	CO	Total
Revenue	34,700	1,575	1,170	1,339	552	39,336
Segment net revenue	20,965	1,339	990	(490)	372	23,176
Segment profit/(loss) before tax	14,716	(2,484)	372	(2,858)	(1,423)	8,323

Segment net profit/(loss)	12,105	(1,981)	354	(2,317)	(1,482)	6,679

The segments’ statement of comprehensive income for the year ended December 31, 2018, as presented to the CODM are presented below:

	2018
	PS	CFS	SME	RB	CO	Total
Revenue	26,649	558	3,045	180	178	30,610
Segment net revenue	16,497	385	2,916	(263)	122	19,657
Segment profit/(loss) before tax	11,552	(3,281)	(898)	(1,327)	(974)	5,072

Segment net profit/(loss)	9,529	(2,618)	(776)	(1,061)	(937)	4,137

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments (continued)

The segments’ statement of comprehensive income for the year ended December 31, 2017, as presented to the CODM are presented below:

	2017
	PS	CFS	SME	RB	CO	Total
Revenue	20,133	105	611	—	48	20,897
Segment net revenue	12,580	9	578	(5)	31	13,193
Segment profit/(loss) before tax	8,795	(2,704)	(190)	(323)	(760)	4,818

Segment net profit/(loss)	7,543	(2,164)	(171)	(311)	(843)	4,054

Segment net revenue, as presented to the CODM, for the years ended December 31, 2017, 2018 and 2019 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	2017	2018	2019
Revenue under IFRS	20,897	30,610	39,336
Cost of revenue	(7,704)	(10,953)	(16,160)

Total segment net revenue, as presented to CODM	13,193	19,657	23,176

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the years ended December 31, 2017, 2018 and 2019 is presented below:

	2017	2018	2019
Consolidated profit before tax under IFRS	3,840	4,501	6,379
Fair value adjustments recorded on business combinations and their amortization	344	369	479
Impairment of non-current assets	—	—	792
Share-based payments	398	635	464
Form F-3 and related expenses	—	—	79
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering	236	(433)	130

Total segment profit before tax, as presented to CODM	4,818	5,072	8,323

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the years ended December 31, 2017, 2018 and 2019 is presented below:

	2017	2018	2019
Consolidated net profit under IFRS	3,142	3,626	4,887
Fair value adjustments recorded on business combinations and their amortization	344	369	479
Impairment of non-current assets	—	—	792
Share-based payments	398	635	464
Form F-3 and related expenses	—	—	79
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering	236	(433)	130
Effect from taxation of the above items	(66)	(60)	(152)

Total segment net profit, as presented to CODM	4,054	4,137	6,679

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

8.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	2017	2018	2019
Russia	15,556	22,693	29,485
Other CIS	1,098	1,393	1,592
EU	989	2,353	3,291
Other	3,254	4,171	4,968

Total revenue	20,897	30,610	39,336

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group has the only one external customer where revenue exceeded 10% of the Group’s total revenue for the year ended December 31, 2019 and amounted to 10.3%. This revenue was generated within the PS segment. The Group had no single external customer amounting to 10% or greater of the Group’s revenue for the years ended December 31, 2018 and 2017.

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

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	2017	2018	2019
Net profit attributable to ordinary equity holders of the parent for basic earnings	3,114	3,584	4,832

Weighted average number of ordinary shares for basic earnings per share	60,755,706	61,202,710	61,788,024
Effect of share-based payments	404,357	522,116	476,420

Weighted average number of ordinary shares for diluted earnings per share	61,160,063	61,724,826	62,264,444

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	51.25	58.56	78.20
Diluted, profit attributable to ordinary equity holders of the parent	50.92	58.06	77.60

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

10.	Property and equipment

	Processing servers and engineering equipment	Computers and office equipment	Other equipment	Construction in progress (CIP) and Advances for equipment	Leasehold improvements	Right of use of leased assets	Total
Cost
Balance as of December 31, 2017	822	130	174	111	—	—	1,237
Transfer between groups	22	5	12	(39)	—	—	—
Additions	478	134	109	15	—	—	736
Additions from business combinations (Note 6)	82	22	9	(68)	—	—	45
Disposals	(65)	(13)	(109)	—	—	—	(187)

Balance as of December 31, 2018	1,339	278	195	19	—	—	1,831

Impact of adopting IFRS 16 (Note 2)	—	—	—	—	—	936	936

Restated opening balance as of December 31, 2018	1,339	278	195	19	—	936	2,767

Transfer between groups	(110)	3	(152)	(9)	268	—	—
Additions	356	147	14	104	230	848	1,699
Additions from business combinations (Note 6)	—	—	3	—	—	42	45
Disposals	(75)	(98)	(7)	(6)	—	(209)	(395)
Assets held for sale	(341)	—	—	—	—	—	(341)

Balance as of December 31, 2019	1,169	330	53	108	498	1,617	3,775

Accumulated depreciation and impairment:
Balance as of December 31, 2017	(356)	(76)	(81)	—	—	—	(513)
Depreciation charge	(192)	(40)	(52)	—	—	—	(284)
Disposals	16	10	14	—	—	—	40

Balance as of December 31, 2018	(532)	(106)	(119)	—	—	—	(757)

Transfer between groups	96	—	128	—	(224)	—	—
Depreciation charge	(246)	(68)	(34)	—	—	(304)	(652)
Disposals	37	35	2	—	—	39	113
Assets held for sale	218	—	—	—	—	—	218
Impairment	(132)	—	—	—	(219)	—	(351)

Balance as of December 31, 2019	(559)	(139)	(23)	—	(443)	(265)	(1,429)

Net book value
As of December 31, 2017	466	54	93	111	—	—	724

As of December 31, 2018	807	172	76	19	—	—	1,074

As of December 31, 2019	610	191	30	108	55	1,352	2,346

As of December 31, 2019, the gross book value of fully depreciated assets is equal to 321 (2018 — 249).

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

11.	Intangible assets

Cost:	Goodwill	Licenses	Computer Software	Customer relationships	Trade marks	Advances for intangibles, CIP and others	Total
Balance as of December 31, 2017	6,285	183	1,083	5,326	216	199	13,292
Additions	—	—	279	—	—	106	385
Additions from business combinations (Note 6)	93	—	166	88	139	(149)	337
Transfer between groups	—	—	31	—	—	(31)	—
Disposals	—	—	(205)	—	—	(19)	(224)

Balance as of December 31, 2018	6,378	183	1,354	5,414	355	106	13,790

Additions	—	—	236	—	—	211	447
Additions from business combinations (Note 6)	777	—	280	159	32	—	1,248
Transfer between groups	—	—	36	—	—	(36)	—
Disposals	—	—	(156)	—	—	(39)	(195)

Balance as of December 31, 2019	7,155	183	1,750	5,573	387	242	15,290

Accumulated Amortization:
Balance as of December 31, 2017	—	—	(536)	(1,818)	(124)	(7)	(2,485)
Amortization charge	—	—	(245)	(289)	(43)	(3)	(580)
Impairment	—	—	(4)	—	—	(19)	(23)
Disposals	—	—	125	—	—	19	144

Balance as of December 31, 2018	—	—	(660)	(2,107)	(167)	(10)	(2,944)

Amortization charge	—	—	(317)	(301)	(44)	(10)	(672)
Impairment	(93)	—	(148)	(67)	(115)	(18)	(441)
Disposals	—	—	82	—	—	1	83

Balance as of December 31, 2019	(93)	—	(1,043)	(2,475)	(326)	(37)	(3,974)

Net book value

As of December 31, 2017	6,285	183	547	3,508	92	192	10,807

As of December 31, 2018	6,378	183	694	3,307	188	96	10,846

As of December 31, 2019	7,062	183	707	3,098	61	205	11,316

As of December 31, 2019, the gross book value of fully amortized intangible assets is equal to 450 (2018 – 190).

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Impairment testing of goodwill and intangible assets

The Group identified the following significant CGU’s: Payment Services, SOVEST, Tochka, Rocketbank, QIWI Box and Flocktory. As of December 31, 2019 the Goodwill is allocated to two of the CGUs: Payment Services and Flocktory and intangible assets with indefinite useful life relates to four CGUs: Payment Services, SOVEST, Tochka and Rocketbank.

An analysis and movement of the net book value of goodwill and indefinite life licenses acquired through business combinations, as included in the intangible assets (Note 11), is as follows:

	Goodwill			Indefinite life license	Total
	Payment services	Rocketbank	Flocktory
As of December 31, 2017	6,285	—	—	183	6,468

Addition (Note 6)	—	93	—	—	93

As of December 31, 2018	6,285	93	—	183	6,561

Addition (Note 6)	51	—	726	—	777
Impairment	—	(93)	—	—	(93)

As of December 31, 2019	6,336	—	726	183	7,245

The Group tests its goodwill and the intangible assets with an indefinite useful life annually.

Goodwill

For the purpose of goodwill impairment test of the Payment services CGU the Company estimated the recoverable amount as fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares (Level 1). As a result of the annual impairment test the Group did not identify impairment of Goodwill allocated to Payment services CGU as of December 31, 2018 and 2019.

Management believes that goodwill allocated to Flocktory CGU is not impaired since the acquisition and related purchase accounting was completed close to year end 2019.

During the year 2019, goodwill allocated to Rocketbank CGU was impaired. Please refer to section «Intangible assets with definite useful life» below.

Intangible assets with indefinite useful life

As of December 31, 2019, the carrying amount of intangible assets with an indefinite useful life (licenses for banking operations, which are expected to be renewed indefinitely) is recognized with a value of 183 (2018—183). Intangible assets with an indefinite useful life were recorded by the Group at the date of acquisition of QIWI Bank JSC.

For the purpose of the impairment test of the intangible assets with indefinite useful life, the Company estimated the recoverable amounts of the asset as fair value less costs of disposal on the basis of comparative method and cost approach (Level 2). Under the valuation using the comparative method the Group considered identical third-party’s transactions for acquisition of banks or bank organization that holds licenses identical to the Group’s ones. Under the valuation using the cost approach the Group considered outflows required to meet the requirements for a minimum amount of equity to be held by the bank or bank organization with licenses similar to the Group’s according to current legislation.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Impairment testing of goodwill and intangible assets (continued)

The key assumption used in fair value less cost of disposal calculations is expected outflows to acquire a license on the open market.

All the assumptions are determined using observable market data and publicly available information of the cash transactions of the third-parties.

The Group performed an annual impairment test of Qiwi Bank’s license as of December 31, 2019 and as of December 31, 2018, no impairment was identified. Reasonably possible changes in any valuation parameters would not result in impairment of intangible assets with indefinite useful life.

Intangible assets with definite useful life

For the purpose of the impairment test on other intangible assets the Company estimated the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or CGU the asset relates.

During the year 2019, the Group identified impairment indicators of non-current assets allocated to Rocketbank CGU and QIWI Box CGU due to underperformance on key metrics and the management plans to discontinue the operations to which the assets belong. The Group performed an impairment test of these CGUs, which indicated that there is impairment as of the reporting date in the amount of 201 for QIWI Box CGU and 591 for Rocketbank CGU. The recoverable amount of QIWI Box CGU has been determined by the Company based on a fair value less costs to sell. The recoverable amount of Rocketbank CGU has been also determined by the Company based on a fair value less cost to sell, using cash flow projections based on the business plans approved by Management and an appropriate discount rate reflecting the time value of money and risks associated. The period of forecast was five years. The discount rate applied was 21%. As a result, the Company partially impaired the non-current assets, relating to both CGUs.

As of December 31, 2019	Rocketbank CGU	QIWI Box CGU	Total
Carrying amount	743	342	1,085
Recoverable amount	152	141	293

Impairment	(591)	(201)	(792)

Allocated to:
Goodwill	(93)	—	(93)
Intangible assets	(279)	(69)	(348)
Property and equipment	(219)	(132)	(351)

With regard to the assessment of recoverable amounts of cash-generating units, management believes that no reasonably possible change in any of key assumptions would cause the recoverable amounts of the units to materially exceed their carrying values.

As of December 31, 2018 the Group did not recognize any significant impairment of intangible assets.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

13.	Long-term and short-term loans issued

As of December 31, 2019, long-term and short-term loans issued consisted of the following:

	Total as of December 31, 2019	Expected credit loss allowance	Net as of December 31, 2019
Long-term loans
Loans to legal entities	265	—	265

Total long-term loans	265	—	265

Short-term loans
Loans to legal entities	3,467	(33)	3,434
Instalment Card Loans	8,795	(810)	7,985

Total short-term loans	12,262	(843)	11,419

The Group’s loans mainly issued in Russian rubles.

As of December 31, 2018, long-term and short-term loans consisted of the following:

	Total as of December 31, 2018	Expected credit loss allowance	Net as of December 31, 2018
Long-term loans
Loans to legal entities	235	(5)	230

Total long-term loans	235	(5)	230

Short-term loans
Loans to individuals	30	—	30
Loans to legal entities	1,612	(26)	1,586
Instalment Card Loans	6,096	(822)	5,274

Total short-term loans	7,738	(848)	6,890

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued are not collateralized.

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2019, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2019	(216)	(120)	(517)	(853)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(127)	7	(496)	(616)
Transfers between stages	114	(7)	(107)	—
Amounts sold and written off	—	—	626	626

ECL allowance as of December 31, 2019	(229)	(120)	(494)	(843)

During the year ended December 31, 2019, the Group sold defaulted balances of Installment Card Loans with the gross carrying amount of 655 to an unrelated party.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

13.	Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2018, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2018	(175)	(60)	(194)	(429)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(146)	(44)	(309)	(499)
Transfers between stages	105	(16)	(89)	—
Amounts written off	—	—	75	75

ECL allowance as of December 31, 2018	(216)	(120)	(517)	(853)

The movement of provision for impairment of loans for 2017 was the following:

	Provision for impairment of loans as of December 31, 2016	(Charge)/ reversal for the year	Utilisation	Provision for impairment of loans as of December 31, 2017
Instalment Card Loans	—	(222)	—	(222)
Loans to legal entities	(113)	3	14	(96)
Loans to financial institutions	(3)	—	—	(3)

Total	(116)	(219)	14	(321)

14.	Trade and other receivables

As of December 31, 2019, trade and other receivables consisted of the following:

	Total as of December 31, 2019	Expected credit loss allowance/Provision for impairment	Net as of December 31, 2019
Cash receivable from agents	2,947	(199)	2,748
Deposits issued to merchants	2,690	(12)	2,678
Commissions receivable	158	(21)	137
Advances issued	380	(1)	379
Other receivables	276	(56)	220

Total trade and other receivables	6,451	(289)	6,162

As of December 31, 2018, trade and other receivables consisted of the following:

	Total as of December 31, 2018	Expected credit loss allowance/Provision for impairment	Net as of December 31, 2018
Cash receivable from agents	4,207	(270)	3,937
Deposits issued to merchants	2,975	(16)	2,959
Commissions receivable	559	(21)	538
Advances issued	287	(12)	275
Other receivables	380	(47)	333

Total trade and other receivables	8,408	(366)	8,042

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Trade and other receivables (continued)

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis.

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the year ended December 31, 2019, was the following:

Total
ECL allowance as of January 1, 2019	(366)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(9)
Amounts written off	86

ECL allowance as of December 31, 2019	(289)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the year ended December 31, 2018, was the following:

Total
ECL allowance as of January 1, 2018	(578)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	5
Amounts written off	207

ECL allowance as of December 31, 2018	(366)

For the year ended December 31, 2017, the provision for impairment of receivables movement was the following:

	Provision for impairment of receivables as of December 31, 2016	(Charge)/ reversal for the year	Utilisation	Provision for impairment of receivables as of December 31, 2017
Cash receivable from agents	(659)	16	217	(426)
Deposits issued to merchants	(3)	(11)	1	(13)
Commissions receivable	(7)	(11)	—	(18)
Advances issued	(1)	—	—	(1)
Other receivables	(109)	5	17	(87)

Total trade and other receivables	(779)	(1)	235	(545)

Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customers to receive credit.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

15.	Cash and cash equivalents

As of December 31, 2019 and 2018, cash and cash equivalents consisted of the following:

	As of December 31, 2018	As of December 31, 2019
Correspondent accounts with Central Bank of Russia (CBR)	5,587	3,261
Cash with banks and on hand	13,119	7,317
Short-term CBR deposits	21,000	30,500
Other short-term bank deposits	1,267	1,025
Less: Allowance for ECL	(7)	(2)

Total cash and cash equivalents	40,966	42,101

The Group held cash and cash equivalents in different currencies mainly in Russian rubles and U.S. dollars.

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis.

Since 2017 the Company has a bank guarantee and secured it by a cash deposit of U.S.$ 2.5 mln until July 31, 2020.

16.	Other current assets and other current liabilities

16.1	Other current assets

As of December 31, 2019 and 2018, other current assets consisted of the following:

	As of December 31, 2018	As of December 31, 2019
Reserves at CBR*	684	611
Prepaid expenses	156	230
Other	89	76

Total other current assets	929	917

*

Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from July 1, 2019, such mandatory reserves established by the CBR constitute 4.75% for liabilities in RUR and 8% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

The Group has no internal grading system of other current assets for credit risk rating grades analysis.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

16.2	Other current liabilities

As of December 31, 2019 and 2018, other current liabilities consisted of the following:

	As of December 31, 2018	As of December 31, 2019
Contract liability related to loyalty program	473	607
Contract liability related to guarantees issued	—	199
Other	68	96

Total other current liabilities	541	902

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

Authorised shares	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
	Thousands	Thousands	Thousands
Ordinary Class A shares	131,778	131,333	129,583
Ordinary Class B shares	99,072	99,517	101,267

Total authorised shares	230,850	230,850	230,850

Issued and fully paid shares	As of December 31, 2017	As of December 31, 2018	As of December 31, 2019
	Thousands	Thousands	Thousands
Ordinary Class A shares	14,278	13,833	12,083
Ordinary Class B shares	46,655	48,880	50,630

Total issued and fully paid shares	60,933	62,713	62,713

As of December 31, 2019 the Company owned 620 thousand treasury class B shares (December 31, 2018—1,261) that were issued and fully paid in 2018 and retained by QIWI Employee trust in order to settle future obligations on share-based payments.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

17.	Share capital, additional paid-in capital, share premium and other reserves (continued)

For the year ended December 31, 2019 and 2018 the movement of outstanding shares’ number was the following:

	Ordinary Class A shares	Ordinary Class B shares	Number of outstanding shares
	Thousands	Thousands	Thousands
As of December 31, 2017	14,278	46,655	60,933

Transfer between classes	(445)	445	—
Increase of share capital due to exercise of options by employees during the year	—	519	519
As of December 31, 2018	13,833	47,619	61,452

Transfer between classes	(1,750)	1,750	—
Increase of share capital due to exercise of options by employees during the year	—	641	641

As of December 31, 2019	12,083	50,010	62,093

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

18.	Debt

During the year ended December 31, 2019 the Group had available RUR denominated credit facilities with an overall credit limit of 3,460 (2,000 of which is secured, see note 30), with maturity up to December 2021, and with interest rate of up to 30% per annum. The balance payable under these credit lines as of December 31, 2019 is 1,545 and matures in 2021. Certain of these agreements stipulated the right of a lender to increase the interest rate in case the covenants are violated.

19.	Trade and other payables

As of December 31, 2019 and 2018, the Group’s trade and other payables consisted of the following:

	As of December 31, 2018	As of December 31, 2019
Payables to merchants	13,942	12,116
Money remittances and e-wallets accounts payable	6,571	6,515
Deposits received from agents	4,839	6,246
Commissions payable	601	503
Accrued personnel expenses and related taxes	562	883
Provision for undrawn credit commitments (Note 30)	84	98
Other payables	900	934

Total trade and other payables	27,499	27,295

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

20.	Customer accounts and amounts due to banks

As of December 31, 2019 and 2018, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2018	As of December 31, 2019
Individuals’ current/demand accounts	10,844	11,553
Legal entities’ current/demand accounts	3,767	4,599
Term deposits	2,103	3,251
Due to banks	1,391	2,560

Total customer accounts and amounts due to banks	18,105	21,963

Including long-term deposits	237	444

Customer accounts and amounts due to banks bear interest of up to 6% (2018—6%).

21.	Investment in associates

The Group has a single associate: JSC Tochka.

QIWI Group assesses its share in the entity at 45% according to its share in dividends and potential capital gains. The Group’s interest in JSC Tochka is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in JSC Tochka associate:

	As of December 31, 2018	As of December 31, 2019
Associates’ statement of financial position:
Non-current assets	149	1,199
Current assets	1,836	2,019
including cash and cash equivalents	1,326	995
Non-current financial liabilities	—	(337)
Current liabilities	(183)	(397)
including financial liabilities	(183)	(314)
Net assets	1,802	2,484

Carrying amount of investment in associates (45%) of net assets	812	1,118

Associate’ revenue and net income for the years ended December 31 was as follows:

	2018	2019
Revenue	4	5,534
Cost of revenues	(3)	(289)
Other income and expenses, net	(85)	(4,565)
including personnel expenses	(1)	(2,147)
including depreciation and amortization	(1)	(129)

Total net profit/(loss)	(84)	680

Group’s share (45%) of total net profit/(loss)	(38)	306

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

22.	Investment in joint venture

The Group had a single joint venture: Flocktory Ltd with subsidiaries. Three parties exercised joint control over this entity via unanimous consent over major issues, including the distribution and payment of dividends.

The Group’s interest in Flocktory joint venture was accounted for using the equity method in the consolidated financial statements until December 2, 2019 at which the Group gained control and consolidated FLocktory (see Note 6).

The following table illustrates summarized financial information of the Group’s investment in Flocktory joint venture:

As of December 31, 2018
Joint venture companies’ statement of financial position:
Non-current assets	598
Current assets	191
including cash and cash equivalents	144
Current liabilities	(20)
including financial liabilities	(18)
Net assets	769
Group’s share (82%) of net assets	631
Goodwill	205

Carrying amount of investment in joint venture company	836

Joint venture’ revenue and net income for the years ended December 31 was as follows:

	2017	2018	2019
Revenue	187	332	394
Cost of revenues	(13)	(26)	(86)
Other income and expenses, net	(173)	(316)	(367)
including personnel expenses	(27)	(183)	(227)
including depreciation and amortization	(59)	(79)	(84)

Total net loss	1	(10)	(59)

Group’s share (82%) of total net loss	1	(8)	(48)

The Group did not identify any impairment indicators regarding its investment in Flocktory joint venture as at December 31, 2018 and December 31, 2017.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

23.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to six years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the year ended December 31, 2019 recognized under such contracts is 198. Future minimum lease rentals under non-cancellable operating lease commitments for office equipment premises for a term less than 1 year as of December 31, 2019 are 32.

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. There change from the date of initial recognition was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As at January 1, 2019 (Note 2.3)	936	1,068
Additions	891	851
Disposals	(171)	(175)
Depreciation	(305)	—
Interest expense	—	95
Payments	—	(482)

As at December 31, 2019	1,351	1,357

Including short-term portion		340

For the amount of rent expense recognized from short-term leases for year ended December 31, 2019 and December 31, 2018 see note 26.

24.	Revenue

Other revenue for the years ended December 31 was as follows:

	2017	2018	2019
Cash and settlement service fees	670	3,017	1,403
Installment cards related fees	140	358	1,139
Other revenue	460	268	606

Total other revenue	1,270	3,643	3,148

For the purposes of consolidated cash flow statement, “Interest income, net” consists of the following:

	2017	2018	2019
Interest revenue calculated using the effective interest rate	(1,052)	(1,854)	(3,646)
Interest expense classified as part of cost of revenue	42	89	689
Interest income and expenses, net, classified separately in the consolidated statement of comprehensive income	(6)	(17)	56

Interest income, net, for the purposes of consolidated cash flow statement	(1,016)	(1,782)	(2,901)

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

25.	Cost of revenue

Cost of revenue for the years ended December 31 was as follows:

	2017	2018	2019
Transaction costs	6,756	9,324	12,633
Cost of cash and settlement service fees	37	352	1,246
Interest expense	2	169	689
Other expenses	909	1,108	1,592

Total cost of revenue	7,704	10,953	16,160

26.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2017	2018	2019
Advertising, client acquisition and related expenses	1,294	2,369	1,967
Tax expenses, except income and payroll related taxes	407	690	687
Advisory and audit services	433	661	711
Rent of premises and related utility expenses	391	643	254
Expenses related to Tochka multi-bank platform services	—	—	538
IT related services	236	364	421
Loss/(gain) from initial recognition, net	—	143	274
Offering expenses	—	—	79
Other expenses	1,035	1,229	1,282

Total selling, general and administrative expenses	3,796	6,099	6,213

27.	Other income and expenses

Other income and expenses for the years ended December 31 was as follows:

	2017	2018	2019
Loss on formation of associate (Note 6)	—	(267)	—
Compensation of expenses from an associate	—	181	62
Change in fair value of financial instruments	—	(86)	(45)
Gain/(loss) from revaluation to fair value of JV company and related put option, net	—	—	(87)
Other expenses	(71)	(27)	(57)
Other Income	30	18	36

Total other income and expenses, net	(41)	(181)	(91)

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2017	2018	2019
Proposed, declared and approved during the year:
2019: Interim dividend for 2019: U.S.$ 51,969,316 or U.S.$ 0.28 per share 2018: nil 2017: Final dividend for 2016: U.S.$ 11,520,798, Interim dividend for 2017: U.S.$ 26,113,788	2,207	—	3,366
Paid during the period*:
2019: Interim dividend for 2019: U.S.$ 51,969,316 or U.S.$ 0.28 per share 2018: nil 2017: Final dividend for 2016: U.S.$ 11,520,798, Interim dividend for 2017: U.S.$ 26,113,788	2,148	—	3,392
Proposed for approval (not recognized as a liability as of December 31):
2019: Final dividend for 2019: U.S.$ 13,660,424 or U.S.$ 0.22 per share 2018: nil 2017: nil	—	—	1,011
Dividends payable as of December 31	—	—	—

*	The difference between paid and declared dividends represents foreign exchange movement

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Income tax

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

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2019 and 2018, relate to the following:

	Consolidated statement of financial position as of December 31		Consolidated statement of comprehensive income for the year ended
	2019	2018	2019	2018
Intangible assets	(638)	(678)	90	59
Trade and other payables	272	181	91	(7)
Trade and other receivables	58	31	27	(74)
Loans issued	56	69	(13)	(2)
Lease obligations	287	—	287	—
Property and equipment	(261)	(24)	(238)	(9)
Taxes on unremitted earnings	(480)	(253)	(202)	(69)
Other	174	88	86	45

Net deferred income tax asset/(liability)	(532)	(586)	128	(57)

including:
Deferred tax asset	217	157
Deferred tax liability	(749)	(743)

Deferred tax assets and liabilities are not offset because they do not relate to income taxes levied by the same tax authority on the same taxable entity.

Reconciliation of deferred income tax asset/(liability), net:

	2017	2018	2019
Deferred income tax asset/(liability), net as of January 1	(581)	(581)	(586)

Impact of adopting new accounting policies	—	49	—
Effect of acquisitions of subsidiaries	—	3	(74)
Deferred tax benefit/(expense)	—	(57)	128

Deferred income tax asset/(liability), net as of December 31	(581)	(586)	(532)

As of December 31, 2019 the Group does not intend to distribute a portion of its accumulated unremitted earnings in the amount of 4,367 (2018 – 3,212). The amount of tax that the Group would pay to distribute them would be 218 (2018 – 161). Unremitted earnings include all earning that were recognized by the Group’s subsidiaries and that are expected to be distributed to the holding company.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Income tax (continued)

For the year ended December 31 income tax expense included:

	2017	2018	2019
Total tax expense
Current income tax expense	(698)	(818)	(1,620)
Deferred tax benefit/(expense)	—	(57)	128

Income tax expense for the year	(698)	(875)	(1,492)

Theoretical and actual income tax expense is reconciled as follows:

	2017	2018	2019
Profit before tax	3,840	4,501	6,379
Theoretical income tax expense at the domestic rate in each individual jurisdiction	(370)	(479)	(824)
(Increase)/decrease resulting from the tax effect of:
Non-taxable income	12	70	23
Non-deductible expenses	(222)	(388)	(387)
Income tax associated with earnings of foreign subsidiaries	(109)	(70)	(202)
Unrecognized deferred tax assets	(9)	(8)	(102)

Total income tax expense	(698)	(875)	(1,492)

During the year ended December 31, 2019 the Group did not recognize deferred tax assets related to the tax loss carry forward in the amount of 102 (2018 – 8, 2017 - 9) because the Group did not believe that the realization of the related deferred tax assets is probable.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks

Operating environment

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of various geopolitical, macroeconomic and other factors. The Russian economy has demonstrated modest growth rates while the population’s purchasing power has decreased. Currently, consumer spending generally remains cautious and consumer confidence is far from its peaks. The modest recovery of the Russian economy in recent years has, however, again been put at risk by a series of events in February-March 2020. The outbreak of coronavirus and associated responses from various countries around the world in early 2020 have negatively affected consumer demand across the globe and across industries, and there is the potential for coronavirus and the responses to it to cause a global recession. One immediate effect of the coronavirus outbreak was a substantial plunge in the price of crude oil due to extended factory shutdowns and a fall in air travel and road transportation. As a result, the Russian ruble has significantly and abruptly depreciated against the U.S. dollar and euro. The full scope of the negative impact that coronavirus and the abrupt decline in oil prices and resulting exchange rate drop may have on the Russian economy remains unclear but has the potential to be very significant. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

Some of the Group’s agents, merchants or Tochka’s SME clients, although mostly not incorporated in Crimea, may have operations there. To date, management does not believe that any of the current sanctions as in force limit the Group’s ability to work with entities that may have operations in Crimea or operate in Crimea. Nevertheless, if the Group is deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea the Group’s business and results of operations may be materially adversely affected.

Further, in the ordinary course of the Group’s business, it may accept payments from consumers to or otherwise indirectly interact with certain entities that are the targets of U.S. and/or EU sanctions. For example, the U.S., EU and other countries have adopted a package of economic restrictive measures imposing certain sanctions on the operations of various Russian banks, including VTB Bank and Gazprombank. Some of the Group’s subsidiaries hold bank accounts at the aforementioned banks as well as have overdrafts and bank guarantees with VTB Bank. Moreover, the Group may be associated with U.S.- designated banks due to accepting payments for them from consumers in the ordinary course of business, even though the Group may not have any direct contract relationships with them.

In addition, because of the nature of the Group’s business, management does not generally identify the Group’s customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, management is not always able to screen them against the Specially Designated Nationals and Blocked Persons List published by OFAC and other sanctions lists.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

Even if the Group is not subjected to U.S. or other economic sanctions, its participation in the Russian financial system and indirect interaction with sanctioned banks and potential interaction with designated individuals may adversely impact the Group’s reputation among investors.

The Group contracts with some of international merchants in U.S. dollars and other currencies such as Euros. Recently it started to encounter difficulties in conducting such transactions, even with respect to largest and most well-known international merchants, due to the refusal of an increasing number of the Group’s U.S. relationship banks and the correspondent U.S. banks of the Group’s non-U.S. relationship banks to service U.S. dollar payments. Even though the Group still maintains a number of U.S. dollar accounts with various financial institutions, at the same time the Group is already conducting a portion of U.S. dollar transactions with international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process the Group’s transactions, thereby further increasing the currency conversion costs that the Group has to bear or that international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If the Group is not able to conduct transactions in U.S. dollars, it may bear significant currency conversion costs or lose some merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and the Group’s business, financial condition and results of operations may be materially adversely affected. Management can give no assurance that similar issues would not arise with respect to the Group’s transactions in other currencies, such as the Euro, which could have similarly adverse consequences.

In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Starting October 2013, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition, in the course of 2017 three of Russia’s largest private banks, Otkritie Bank, Binbank and Promsvyazbank, were all bailed out and taken over by the CBR. License revocations have continued throughout 2018 and early 2019, again with some major players impacted. This can be expected to result in reduced competition in the banking sector (while at the same time putting alternative payment solution providers such as itself in the position of having to predominantly compete with the government itself), increased inflation and a general deterioration of the quality of the Russian banking industry. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

As part of its business operations, the Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a significant portion of the Group’s revenues. Processing such payments generally carries higher margins than processing payments to merchants in most other categories. Moreover, the repayment of winnings by such merchants to customers also serves as an important and economically beneficial Qiwi Wallet reload channel and new customer acquisition tool. The Group’s operating results will continue to depend on merchants in the betting industry and their use of the Group’s services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. In 2016 QIWI Bank established a TSUPIS together with one of the self-regulated associations of bookmakers in order to be able to accept such payments. If any merchants engaged in the betting industry are not able or willing to comply with the Russian betting legislation or if they decide to cease their operations in Russia for regulatory reasons or otherwise or shift to another payment processor (TSUPIS), the Group would have to discontinue servicing them and would lose associated volumes and income. Moreover, if the Group is found to be in non-compliance with any of the requirements of the applicable legislation, it could not only become subject to fines and other sanctions, but could also have to discontinue to process transactions that are deemed to be in breach of the applicable rules and as a result lose associated revenue streams. Effective January 1, 2018, relevant legislation has been supplemented with the concept of government blacklisting of betting merchants that have been found to be in violation or allegedly are not in compliance with applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments While the Group has since largely outgrown that model, kiosks and terminals network remains a significant part of the Group’s infrastructure as a reload and client acquisition channel for Qiwi Wallet.

Certain factors may further contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and development of alternative payment channels. Based on available data, management believes that the overall number of and the use of kiosks declined substantially in 2015 versus prior years and continues to decline slightly since then. The decline in 2015 was a result, among other things, of enhanced scrutiny by the CBR over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts. Other statutory requirements that could have a similar effect on the Group’s business if fully enforced are the amendments to the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards”, dated May 22, 2003 (as amended). In particular, the law mandates that all kiosks (subject to certain exceptions) should be equipped with new or modernized cash registers. There can be no assurance that the Group’s agents are and will continue to be fully in compliance with these requirements, which could cause a further reduction of the Group kiosk network. Moreover, failure to comply with such enhanced control measures by the Group or the Group’s agents could result in the CBR imposing fines or restrictions on the Group’s activities.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

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

Furthermore, a number of amendments had been made to the Russian tax legislation introducing, amongst others, the concept of beneficial ownership. Under this concept, double tax treaty benefits are only available to the recipient of income from Russian sources, if such recipient is the beneficial owner of the relevant income. Foreign entities that do not qualify as beneficial owners may not claim double tax treaty relief even if they are residents in a double tax treaty country. For these purposes, the beneficial owner is defined as a person holding directly, through its direct and/or indirect participation in other organizations or otherwise, the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. In order to determine whether a foreign entity is a beneficial owner of income, it is necessary to take into account the functions performed by such foreign entity, as well as the risks borne by it. Entities are not recognized as beneficial owners of income if they have limited authorities to use or dispose income received from Russian sources, perform agency or other similar functions in favor of third parties, not taking any risks or transfer such income (either partially or in full) to third parties that are not eligible to double tax treaty benefits.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

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

Certain other changes were introduced to the Russian Tax Code over the recent years, namely changes to types of controlled transactions subject to transfer pricing rules, increase of the VAT rate to 20%, etc.

The possibility exists that the Government may introduce additional tax-raising measures. Although it is unclear how such measures would operate, the introduction of any such measures may affect the Group’s overall tax efficiency and may result in significant additional taxes becoming payable.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

Taxation (continued)

On November 24, 2016, the OECD published the multilateral instrument (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof. For example, the reduced rate on dividends provided under a double tax treaty shall be denied if the conditions for holding equity interest or shares by the time of the dividend payout are met over less than a 365-day period. Thus, when determining tax consequences several sources of legislation will now need to be considered, namely the domestic tax law, double tax treaties and MLI provisions, which have been adopted by states-parties to the relevant double tax treaty. To date the MLI has not been ratified by Russia. The draft law on ratification of the MLI has been submitted to the Russian State Duma (the low chamber of the parliament). However, it is likely that the application of the double tax treaties, which Russia is a party to, i.e. the double tax treaty between Russia and Cyprus, will be significantly limited by the MLI.

There can be no assurance that the Russian Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

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

The concept of “unjustified tax benefit” was formulated in Resolution No. 53 issued by the Plenum of the Supreme Arbitrazh Court of the Russian Federation in 2006. The concept is defined in the resolution mainly by reference to specific examples of tax benefits obtained as a result of a transaction that has no reasonable business purpose and which may lead to disallowance of their application.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

Taxation (continued)

On July 19, 2017 anti-avoidance provisions were introduced into the Russian Tax Code and the Article 54.1 of the Russian Tax Code was adopted. These provisions provide for two specific criteria that should be met simultaneously to entitle a taxpayer to reduce the tax base or the amount of tax: (i) the main purpose of the transaction (operation) is not a non-payment (incomplete payment) and (or) offset (refund) of the amount of tax; and (ii) the obligation under the transaction (operation) is executed by a person who is a party to a contract entered into with the taxpayer and / or a person to whom the obligation to execute a transaction (operation) was transferred under a contract or law. The Russian Tax Code specifically indicates that signing of primary documents by an unidentified or unauthorized person, violation by the counterparty of tax legislation, the possibility to obtain the same result by a taxpayer by entering into other transactions not prohibited by law cannot be considered in itself as a basis for recognizing the reduction of the tax base or the amount of tax unlawful. However, application of these criteria is still under consideration of the tax authorities, therefore, no assurance can be given that positions of taxpayers will not be challenged by the Russian tax authorities. Anti-avoidance provisions stipulated in the Article 54.1 of the Russian Tax Code are applied starting from August 19, 2017, yet may be applied to prior periods if benefit taxpayers. The Russian Ministry of Finance in its recent letter stated that the concept expressed in Resolution No. 53 and evolved in the relevant court practice should not be applied by the Russian tax authorities in the course of tax audits following enactment of the Article 54.1 of the Russian Tax Code. However, as of the date of this annual report, no assurance can be given that later the Russian tax authorities would not rely on the court-based version of the concept or even both ones, which may result in a higher tax burden of taxpayers. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. This uncertainty could possibly expose the Group to significant fines and penalties and to enforcement measures, despite the best efforts at compliance, and could result in a greater than expected tax burden.

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019 transactions between Russian tax residents will be controlled only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and at the same time one of the conditions stipulated in Article 105.14 of Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with parties from blacklisted countries, transactions between related parties under participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 60 million threshold. The new rules apply to transactions, under which income (expenses) from such controlled transactions are recognised after January 1, 2019. As a side effect, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

Taxation (continued)

The burden of proving market prices, as well as keeping specific documentation, lies with the taxpayers. In certain circumstances, the Russian tax authorities may apply the transfer pricing rules and methods in cases where the rules are formally not applicable, claiming additional tax charges calculated using the transfer rules but based on other tax concepts (e.g. unjustified tax benefit, lack of economic justification of expenses, etc.).

It is therefore possible that the Group entities established in Russia may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and lack of established practice of application of the Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they could have a material adverse effect on the Group’s business, financial condition and results of operations.

Following the global trend on increase of substance requirements in various jurisdictions, starting from 2019 certain jurisdictions (including traditional offshore jurisdictions) implement legislation that requires companies registered in the relevant offshore jurisdiction to maintain actual substance on the territory of such jurisdictions, which may include, amongst others, the qualified personnel, premises located in the particular jurisdiction, reasonable expenses to support daily operation of the company.

It cannot be excluded that the Group might be subject to additional costs and/or tax liabilities resulted from the said requirements, which could have a material adverse effect on the Group’s business, financial condition and results of operations.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

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

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 3 billion that was assessed by the Group as of December 31, 2019 (RUB 2.7 billion as of December 31, 2018).

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

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

Know-your-client requirements in Russia

The Group’s business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. All these types of consumers face varying monetary and non-monetary restrictions in terms of the transactions they may perform and electronic money account balances they may hold, with fully identified consumers enjoying the most privileges. The restrictions on usage of anonymous e-wallets have been increasing lately including limitations on cash withdrawal and cash top up of anonymous e-wallets. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit the Group performs all necessary steps to collect data and performs the relevant identification procedures either personally or through such or additional public databases, the Group cannot guarantee that it will be able to collect all necessary data to perform the identification procedure in full or that the data the users provide it for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. At the end of 2017, a new law was enacted enabling “full” identification performed remotely as well, to the extent the relevant individual has previously undergone identification by an eligible credit institution and has consented for his data to be included in a database; however, as of the date of this report such identification method has not been fully developed either. Thus, the current situation could cause the Group to be in violation of the identification requirements. In case management is forced not to use the simplified identification procedure until the databases are fully running or in case the identification requirements are further tightened, it could negatively affect the number of consumers and, consequently, volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If the Group is found to be in non-compliance with any of its requirements, it could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

Pledge of assets

As of December 31, 2019, the Group pledged debt securities (government bonds) with the carrying amount of 3,628 and cash deposit with the carrying amount of 33 (December 31, 2018 – 1,445 and nil correspondingly) as collateral for bank guarantees issued on Group’s behalf to its major partners and also pledged debt securities with the carrying amount of 203 (December 31, 2018 – 484) to CBR.

Guarantees issued

The Group issues financial and performance guaranties to non-related parties for the term up to five years at market rate. The amount of guaranties issued as of December 31, 2019 is 8,545 (as of December 31, 2018 – 1,260).

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Commitments, contingencies and operating risks (continued)

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of credit limits of instalment card loans of both activated and not activated customers. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards. Since the year 2019 the Group started to cancel the credit offer and cut the limits if customer didn’t use the card within 120 days. Outstanding credit limits are possible to be used including credit limits not yet activated by the customers and related commitments as at December 31, 2019 comprised RUB 26.8 billion (RUB 30.1 billion rubles as of December 31, 2018).

The amounts of credit limits comprise the maximum exposure to credit risk regarding credit related commitments. An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the years ended December 31 was the following:

	2018	2019
ECL allowance as of January 1,	(111)	(84)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	27	(14)
Amounts written off	—	—

ECL allowance as of December 31,	(84)	(98)

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

QIWI plc

Notes to consolidated financial statements (continued)

31.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the year ended December 31, 2019 and 2018, as well as balances with related parties as at December 31, 2019 and December 31, 2018:

	For the year ended December 31, 2019		As at December 31, 2019
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	121	(568)	—	(74)
Key management personnel	1	(288)	—	(83)
Other related parties	4	(27)	5	(1)

	For the year ended December 31, 2018		As at December 31, 2018
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	—	—	180	(185)
Key management personnel	12	(168)	—	(70)
Other related parties	4	(24)	6	(3)

Benefits of key management and Board of Directors generally comprise of short-term benefits amounted to 253 during the year ended December 31, 2019 (120—for the year 2018, 115- for the year 2017) and share-based payments amounted to 34 during the year ended December 31, 2019 (36—for the year 2018, 22—for the year 2017).

32.	Risk management

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

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Risk management (continued)

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

	change in US Dollar	Effect on profit before tax Gain/(loss)
2019	+13%	147
	-11%	(124)
2018	+14%	329
	-14%	(329)

	change in Euro	Effect on profit before tax Gain/(loss)
2019	+13%	192
	-11%	(162)
2018	+14%	196
	-14%	(196)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group seeks to maintain a stable funding base primarily consisting of agent’s deposits, current accounts and due to banks, retail deposits from customers and debt. The Deposits received from agents are due on demand, but are usually offset against future payments processed through agents. The Group expects that agent’s deposits will continue to be offset against future payments and not be called by the agents. Customer accounts and amounts due to banks, trade and other payables are due on demand. The Group has sufficient cash balances and keeps it in diversified portfolios of liquid instruments such as government bonds, correspondent account with CBR and overnight placements in high-rated commercial banks, in order to be able to respond timely and steady to unforeseen liquidity requirements.

Since 2014, the Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which the Group operates), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and it was noted that the Group’s merchants and partners also started and in certain cases continued to request from the Group larger collaterals to hedge their risks. The Group was able to manage these conditions and requirements to date, though the liquidity shortage in the market if exacerbated may have further negative effects on the Group’s operations, which cannot be now reliably estimated.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Risk management (continued)

According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than certain portion of its risk-adjusted assets. As of December 31, 2019, QIWI Bank JSC’s capital ratio is above the minimal level required of 8%. The Group monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the years ended December 31, 2019 and 2018 QIWI Bank JSC met the capital adequacy requirements.

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

		Due:
	Total	On demand	Within a year	More than a year
Debt (Note 18)	1,545	—	—	1,545
Lease liabilities (Note 23)	1,357	—	340	1,017
Trade and other payables (Note 19)	27,295	27,295	—	—
Customer accounts and amounts due to banks (Note 20)	21,963	18,712	2,807	444

Total as of December 31, 2019	52,160	46,007	3,147	3,006

		Due:
	Total	On demand	Within a year	More than a year
Trade and other payables (Note 19)	27,499	27,499	—	—
Customer accounts and amounts due to banks (Note 20)	18,105	16,002	1,866	237

Total as of December 31, 2018	45,604	43,501	1,866	237

Credit risk

Financial assets of the Group, which potentially subject the Company and its subsidiaries, joint ventures and associates to credit risk, consist principally of trade receivables, loans issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CBR, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those banks in more developed markets. Short-term investments include fixed-rate debt instruments issued by Russian Government.

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

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

32.	Risk management (continued)

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2019	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.10%	1%	57%	94%
Exposure at default	5,143	490	362	76	6,071
Expected credit loss	(6)	(3)	(208)	(71)	(288)

December 31, 2018	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.26%	3%	36%	98%
Exposure at default	7,672	96	22	331	8,121
Expected credit loss	(20)	(3)	(8)	(323)	(354)

The Group evaluates the concentration of risk with respect to trade and other receivables as low, as its customers are located in several jurisdictions and industries and operate in largely independent markets. The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2018	As of December 31, 2019
Top 5 counterparties	40%	43%
Others	60%	57%

The Group is also exposed to substantial credit risk through the payment-by-installment card project SOVEST, where Qiwi Bank JSC serves as a lender and bears all credit risk on outstanding loans. When granting loans on SOVEST cards, the Group uses automated scoring solvency models and evaluates individually each application for the probability of fraud and social default. It uses the information from the major credit bureaus as well as certain other data including the evaluation of the potential effects of changes in macroeconomic conditions and regional affiliation of the applicant in order to approve or reject the application. Qiwi Bank can then use manual verification for determining the credit limit for the approved applicants. Qiwi Bank runs advanced forward-looking models that are based on the analysis of the transactional behavior of individual customers in order to predict and stimulate usage as well as prevent fraud, and Qiwi Bank uses a migration matrix approach for calculation of the loan expected credit loss provisions.

Qiwi Bank distributes its installment cards to customers on a federal scale, across all regions of Russia. The target audience includes Russian citizens with the permanent registration and aged 18 to 70 years. Qiwi Bank also uses a variety of distribution channels and strategies to obtain clients and therefore believe that its credit risk is broadly diversified.

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

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

33.	Financial instruments

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

The fair value of the Group’s financial instruments as of December 31, 2019 and 2018 is presented by type of the financial instrument in the table below:

		As of December 31, 2018		As of December 31, 2019
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt securities*	AC	1,929	1,931	3,825	3,913
Debt securities*	FVOCI	—	—	1,294	1,294
Long-term loans	AC	159	159	249	249
Long-term loans	FVPL	71	71	16	16

Total financial assets		2,159	2,161	5,384	5,472

*

Starting mid year 2019 the Group has two portfolios of debt securities with different business model whose objectives is to hold securities in order to collect contractual cash flows and both collecting contractual cash flows and selling.

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVOCI – accounted at fair value through other comprehensive income;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt securities of the Group mostly consist of RUB nominated government and high-quality corporate bonds with interest rate 6.4%—10.75% and maturity up to May 2033. Some of debt securities are pledged (Note 30).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to seven years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 9-35%.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

33.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2019	16	—	—	16
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2019	1,294	1,294	—	—
Assets for which fair values are disclosed
Debt securities	December 31, 2019	3,913	3,913	—	—
Long-term loans	December 31, 2019	249	—	—	249
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2018	71	—	—	71
Assets for which fair values are disclosed
Debt securities	December 31, 2018	1,931	1,931	—	—
Long-term loans	December 31, 2018	159	—	—	159

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the year ended December 31, 2019.

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

With regard to the level 3 assessment of fair value, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for financial assets accounted at fair value

Valuation methods and assumptions

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

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

34.	Share-based payments

34.1. Option plans

As of December 31, 2019, the Group has the following outstanding option plans:

	2012 Employee Stock Option Plan (2012 ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)	2019 Employee Stock Option Plan (2019 ESOP)
Adoption date	October, 2012	July, 2015	June, 2019
Type of shares	class B shares	class B shares	class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 2,100,000 shares	Up to 3,100,000 shares
Exercise price	Granted during:	Granted during:	Granted during:
	Year 2012: U.S.$ 13.65	Year 2016: n/a	Year 2019: U.S. $ 16.75
	Year 2013: U.S.$ 41.24 - 46.57 Year 2014: U.S.$ 34.09 - 37.89	Year 2017: n/a Year 2018: n/a
	Year 2017: U.S.$ 23.94	Year 2019: n/a
Exercise basis	Shares	Shares	Shares
Expiration date	December 2020	December 2022	December 2026
Vesting period	Up to 4 years	Three vesting during up to 2 years	Two vesting during up to 4 years
Other major terms	The options are not transferrable	• The units are not transferrable	• The units are not transferrable
• All other terms of the units under 2015 RSU Plan are to be determined by the Company’s BOD or the CEO, if so resolved by the BOD, acting as administrator of the Plan

•  The Compensation Committee of the Board, acting as Administrator of the Plan, shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable.

In April 2018, QIWI plc established QIWI Employees Trust, which owns shares reserved for ESOP and RSU plans and transfers them to employees who exercise their options. The Trust is not a legal entity and major decisions relating to its activities are determined by QIWI plc. In these financial statements it is regarded as an extension of QIWI plc.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

34.	Share based payments (continued)

34.2. Changes in outstanding options

The following table illustrates the movements in share options during the year ended December 31, 2019:

	As of December 31, 2018	Granted during the period	Forfeited during the period	Exercised during the period	As of December 31, 2019
2012 ESOP	1,516,981	—	(60,000)	(303,206)	1,153,775
2015 RSU Plan	813,019	132,800	(14,899)	(565,197)	365,723
2019 ESOP	—	1,280,000	(350,000)	—	930,000

Total	2,330,000	1,412,800	(424,899)	(868,403)	2,449,498

As of December 31, 2019 the Company has 2,083,775 options outstanding, of which 1,153,775 are vested and 930,000 are unvested, and 365,723 RSUs outstanding, of which 33,466 are vested and 332,257 are unvested.

The weighted average price for share options exercised under ESOP during the year was U.S. $13.65 and exercised under RSU plan was nil.

34.3. Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility, %	Risk-free interest rate, %	Expec- ted term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,128,521	0-5.03%	28%-49.85%	0.29%-3.85%	2-4	28.10	7.14	Black- Scholes- Merton
2015 RSU Plan	2,035,808	0-5.7%	40.65%-64.02%	2.89%-4.34%	0-2	15.26	14.56	Binominal
2019 ESOP	1,280,000	5.7%	41.12%	1.91%-1.94%	0-4	19.81	5.23	Black- Scholes- Merton

The forfeiture rate used in valuation models granted during the year is from nil to 10%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

34.4. Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2019 was 464 (2018 – 635, 2017 – 398).

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

35. Events after the reporting date

Dividends distribution

On March 13, 2020 the Board of Directors of the Company approved a dividend of U.S.$ 13,660,424 (equivalent of 1,011).

Rocketbank

In March 2020, the Board of Directors has decided to wind down the Rocketbank project and the Group is currently investigating the most efficient way to reuse or dispose of the Rocketbank assets.

The accompanying notes form an integral part of these consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By: /s/ Boris Kim

Name: Boris Kim

Title: Chief Executive Officer

Date: March 24, 2020