Form 20-F
period 2020-12-31
QIWI
filed 2021-04-15
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, 10,413,522 Class A ordinary shares, par value EUR 0.0005 per share and 52,299,453 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:     Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes  ☒    No  ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	the impact of the COVID-19 pandemic and related public health measures on our business, merchants, customers, and employees;

•	our ability to maintain and grow our payment volumes;

•	our ability to maintain and grow the size of our physical and virtual distribution network;

•	our ability to maintain and increase our market share in our key payment market verticals and segments;

•	our ability to successfully introduce new products and services;

•

our ability to successfully execute our business strategy, including in respect of Factoring PLUS, Flocktory and Tochka, and our ability to recoup our investments made in such businesses or other projects that we develop from time to time;

•	our ability to maintain our relationships with our merchants, agents and partners;

•	the expected growth of Qiwi Wallet and alternative methods of payment;

•	our ability to continue to develop new and attractive products and services;

•	our future business development, results of operations and financial condition;

•	our ability to continue to develop new technologies and upgrade our existing technologies;

•	competition in our industry;

•	the impact of the restrictions imposed on us by the CBR in December 7, 2020, in particular with respect to payments to foreign merchants;

•	developments in the betting industry in the Russian Federation and its regulation;

•	any litigation we are involved in;

•	projected revenue, profits, earnings and other estimated financial information; and

•	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

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

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented as of December 31, 2020 and for the year ended December 31, 2020. These translations are solely for convenience of the reader and were calculated at the rate of RUB 73.8757 per U.S. $1.00, which is equal to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2020.

	Year ended December 31,
	2016 (1)	2017 (1)	2018 (1)	2019 (1)	2020
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except per share data)
Consolidated Statement of Comprehensive Income Data:
Revenue:	17,880	20,757	29,593	35,941	40,622	549.9
Payment processing fees	14,999	17,265	23,694	30,736	34,326	464.6
Interest revenue calculated using the effective interest rate	899	917	1,255	1,961	2,390	32.4
Fees from inactive accounts and unclaimed payments	1,290	1,310	1,419	1,806	1,952	26.4
Other revenue	692	1,265	3,225	1,438	1,954	26.4
Operating costs and expenses:	(13,549)	(13,720)	(20,714)	(23,964)	(26,558)	(359.5)
Cost of revenue (exclusive of depreciation and amortization)	(7,265)	(7,604)	(10,332)	(14,075)	(16,494)	(223.3)
Selling, general and administrative expenses	(1,476)	(1,805)	(3,833)	(3,442)	(2,733)	(37.0)
Personnel expenses (2)	(2,922)	(3,448)	(5,758)	(5,192)	(6,108)	(82.7)
Depreciation and amortization	(793)	(761)	(772)	(1,066)	(1,101)	(14.9)
Credit loss (expense)/income (3)	(215)	2	4	12	(90)	(1.2)
Impairment of non-current assets	(878)	(104)	(23)	(201)	(32)	(0.4)
Profit from operations	4,331	7,037	8,879	11,977	14,064	190.4
Share of gain/(loss) of an associate and joint ventures	—	—	(46)	258	663	9.0
Other income and expenses, net	(79)	(41)	(181)	(91)	(95)	(1.3)
Foreign exchange gain/(loss), net (4)	(923)	(116)	263	(172)	(199)	(2.7)
Interest income and expenses, net	(28)	6	17	(18)	(68)	(0.9)
Profit before tax from continuing operations	3,301	6,886	8,932	11,954	14,365	194.4
Income tax expense	(618)	(1,243)	(1,751)	(2,513)	(3,119)	(42.2)
Net profit from continuing operations	2,683	5,643	7,181	9,441	11,246	152.2
Discontinued operations
Loss after tax from discontinued operations	(194)	(2,501)	(3,555)	(4,554)	(2,308)	(31.2)
Net profit	2,489	3,142	3,626	4,887	8,938	121.0
Attributable to:
Equity holders of the parent	2,474	3,114	3,584	4,832	8,842	119.7
Non-controlling interests	15	28	42	55	96	1.3
Weighted average number of shares
Basic	60	61	61	62	62	62
Diluted	61	61	62	62	62	62
Earnings per share
Basic	40.91	51.25	58.56	78.20	142.04	1.92
Diluted	40.79	50.92	58.06	77.60	141.66	1.92
Earnings per share from continuing operations
Basic	44.12	92.42	116.65	151.91	179.11	2.42
Diluted	43.99	91.81	115.66	150.74	178.64	2.42
Dividends declared per share
RUB	79.92	36.22	—	54.00	77.02
U.S.$	1.16	0.62	—	0.84	1.03

(1)

Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

(2)

Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting December 31, 2019, we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the years ended December 31, 2016 through 2018 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes. See Item 5 Operating and Financial Review and Prospects. Operating Costs and Expenses for details.

(3)	Credit loss expense for the years ended December 31, 2016 and 2017 was separated from selling, general and administrative expenses for comparative purposes as a result of the adoption of IFRS 9.
(4)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

	As of December 31,
	2016	2017	2018	2019	2020
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	18,997	18,406	40,966	42,101	47,382	641.4
Total current assets	27,205	31,094	58,371	62,117	64,944	879.1
Total assets	39,674	45,059	73,023	81,477	83,315	1,127.8
Total equity	19,969	21,157	25,706	27,437	31,772	430.1
Total debt	—	—	—	1,545	6,563	88.8
Total liabilities	19,705	23,902	47,317	54,040	51,543	697.7
Total equity and liabilities	39,674	45,059	73,023	81,477	83,315	1,127.8

	Year ended December 31,
	2016	2017	2018	2019	2020
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Total Net Revenue (1)	10,611	13,193	19,657	23,176	25,978	351.6
Payment Services segment net revenue	10,583	12,580	16,497	20,965	22,637	306.4
Adjusted EBITDA (1)	6,035	5,185	5,948	9,099	13,837	187.3
Adjusted Net Profit (1)	4,714	4,054	4,137	6,679	10,304	139.5
Payment Services segment payment volume (in billions) (2)	847	911	1,138	1,489	1,617	21.9
Active kiosks and terminals (units) (3)	162,173	152,525	143,690	134,280	113,713	n/a
Active Qiwi Wallet accounts (at period end, in millions) (4)	17.2	20.1	20.8	22.5	18.1	n/a
Payment Services segment net revenue yield (5)	1.25%	1.38%	1.45%	1.41%	1.40%	n/a
Factoring portfolio (6)	—	—	1,559	3,365	5,745	77.8

(1)

See “—Non-IFRS Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

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
(6)

Factoring portfolio represents the loan portfolio (EOP) of our Factoring PLUS project and comprises short-term loans issued to legal entities (for the description of the Factoring PLUS project see Item 4. B Corporate and Other).

Non-IFRS Financial Measures

We present Total Net Revenue, Adjusted EBITDA and Adjusted Net Profit, each of which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, or net profit, in the case of Adjusted EBITDA and Adjusted Net Profit, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Total Net Revenue

Total Net Revenue is calculated by subtracting cost of revenue from revenue. Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue.

The following table reconciles Total Net Revenue to revenue.

	Year ended December 31,
	2016	2017	2018	2019	2020
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Revenue from continuing operations	17,880	20,757	29,593	35,941	40,622	549.9
Minus: Cost of revenue from continuing operations (1)	(7,265)	(7,604)	(10,332)	(14,075)	(16,494)	(223.3)
Revenue from discontinued operations	—	140	1,017	3,395	2,614	35.4
Minus: Cost of revenue from discontinued operations (1)	(4)	(100)	(621)	(2,085)	(764)	(10.3)
Total Net Revenue	10,611	13,193	19,657	23,176	25,978	351.6

(1)

Historically, we viewed personnel expenses related to main personnel and compensation to employees related to administrative personnel as two separate items. Personnel expenses related to main personnel were disclosed within cost of revenue and personnel expenses related to administrative personnel were disclosed within selling, general, and administrative expenses. Starting December 31, 2019, we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the years ended December 31, 2016 through 2018 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes. See Item 5 Operating and Financial Review and Prospects. Operating Costs and Expenses for details.

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest expense, interest income and depreciation and amortization, as further adjusted for share of loss or gain of an associate and a joint venture, impairment of investment in associates, offering and related expenses, foreign exchange gain and loss, other expenses, other income, loss on formation of associate, share-based payment expenses, impairment of non-current assets and loss from sale of Sovest loan portfolio. We present Adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, loss from sale of Sovest loan portfolio, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of Adjusted EBITDA are:

•	Adjusted EBITDA does not include offering and related expenses;

•	Adjusted EBITDA does not include loss from sale of the Sovest loan portfolio;

•	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

•	Adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

•	Adjusted EBITDA does not include share-based payments.

The following table reconciles EBITDA to net profit.

	Year ended December 31,
	2016	2017	2018	2019	2020
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net profit from continuing operations	2,683	5,643	7,181	9,441	11,246	152.2
Net loss from discontinued operations	(194)	(2,501)	(3,555)	(4,554)	(2,308)	(31.2)
adjusted for:
Depreciation and amortization (1)	796	796	864	1,324	1,266	17.1
Other income and expenses, net (1)	79	41	181	91	95	1.3
Foreign exchange loss/(gain), net (1), (2)	923	116	(262)	172	224	3.0
Share of loss / (gain) of an associate and a joint venture (1)	—	—	46	(258)	(663)	(9.0)
Impairment of non-current assets (1)	878	—	—	792	134	1.8
Interest income and expenses, net (1)	28	(6)	(17)	56	99	1.3
Income tax expenses (1)	618	698	875	1,492	2,918	39.5
Loss from sale of Sovest loan portfolio	—	—	—	—	712	9.6
Offering expenses	—	—	—	79	71	1.0
Share-based payment expenses	224	398	635	464	43	0.6
Adjusted EBITDA	6,035	5,185	5,948	9,099	13,837	187.3

(1)	Numbers include continuing and discontinued operations results and therefore do not correspond to the Consolidated Statement of Comprehensive Income Data.
(2)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

Adjusted Net Profit

Adjusted Net Profit is defined as net profit excluding fair value adjustments recorded on business combinations and their amortization, share-based payments, foreign exchange loss/(gain) from revaluation of cash proceeds, impairment of non-current assets, loss on disposals of subsidiaries, offering and related expenses, loss from sale of Sovest loan portfolio, and the effects of taxation on those excluded items. Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance. For the periods presented in this Annual Report Adjusted Net Profit is equal to Total Segment Net Profit.

The following table reconciles Adjusted Net Profit to net profit.

	Year ended December 31,
	2016	2017	2018	2019	2020
	RUB	RUB	RUB	RUB	RUB	U.S.$
	(in millions)
Net profit from continuing operations	2,683	5,643	7,181	9,441	11,246	152.2
Net loss from discontinued operations	(194)	(2,501)	(3,555)	(4,554)	(2,308)	(31.2)
adjusted for:
Fair value adjustments recorded on business combinations and their amortization	396	344	369	479	337	4.6
Share-based payments	224	398	635	464	43	0.6
Foreign exchange loss/(gain) from revaluation of cash proceeds (1)	975	236	(433)	130	—	—
Impairment of non-current assets	878	—	—	792	134	1.8
Loss on disposals of subsidiaries	10	—	—	—	42	0.6
Offering expenses	—	—	—	79	71	1.0
Loss from sale of Sovest loan portfolio	—	—	—	—	712	9.6
Effect of taxation of the above items	(258)	(66)	(60)	(152)	27	0.4
Adjusted Net Profit	4,714	4,054	4,137	6,679	10,304	139.5

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

Risk Factors Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our actual results to be negatively affected. Set forth below is a summary of the principal risks associated with an investment in our ADSs:

Risks Related to Our Business and Our Assets

•	The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources;

•	Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations;

•

We have become subject to lawsuits in connection with the abrupt decrease in our share price caused by our disclosure of the restrictions introduced by the CBR with respect to Qiwi Bank’s operations in December 2020;

•	We derive a substantial portion of our revenues from merchants in the betting industry and may lose all or a significant portion of such revenue stream due to recent changes in regulation;

•	Our continued growth depends on our ability to maintain or increase our payment services average net revenue yield;

•

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs;

•	We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending;

•	If customer or merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected;

•	A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services;

•	We are subject to extensive government regulation;

•	Events outside of our control, including public health crises, may negatively affect consumer spending and our business;

•	We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures;

•	Our compliance processes, procedures and controls with respect to the rules and regulations that apply to our business may prove insufficient;

•	Our success depends to a large degree on our ability to successfully address the rapidly evolving market for transactions on mobile devices;

•	Our systems and our third party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs;

•

Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation;

•	If we fail to comply with the applicable requirements of our agreements with major payment systems, they could seek to fine us, suspend us or terminate our registrations;

•

Customer complaints, actual or perceived failures of our customer service function or negative publicity about our customer service could materially adversely affect the attractiveness of our services;

•	Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business;

•	Our business is exposed to counterparty and credit risks;

•	We may not be able to successfully protect our intellectual property and may be subject to infringement claims;

•	Starting from 2024, companies such as ours will be required to use primarily domestic Russia-produced software and hardware;

•	In a dynamic industry like ours, the ability to attract, recruit, retain and develop qualified personnel is critical to our success and growth;

•	Our operations may be constrained if we cannot attract or service future debt financing;

Risks Relating to Corporate Governance Matters and Organizational Structure

•	The substantial share ownership position of the Chairman of our board of directors, Sergey Solonin, may limit your ability to influence corporate matters;

•	The substantial share ownership position of Otkritie could be adverse to the interests of our minority shareholders;

•	Our ADS holders have limited rights in relation to the appointment of our directors, including our independent directors;

•	The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under US state laws;

•

Acquisitions of Russian entities are subject to pre-closing approval by multiple government authorities which exercise significant discretion as to whether a consent should be granted or not, and are regulated by a significant body of law which is often ambiguous and open to varying interpretations;

•	As a foreign private issuer whose ADSs are listed on Nasdaq, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements;

•

Our ADS holders may not have the same voting rights as the holders of our class A shares and class B shares and may not receive voting materials in time to be able to exercise their right to vote. Our ADS holders’ right to receive certain distributions may be limited in certain respects by the deposit agreement;

Risks Relating to the Russian Federation and Other Markets in Which We Operate

•	Emerging markets such as Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks;

•	The situation in Ukraine and the US, EU and other sanctions that have been imposed in connection therewith could adversely impact our operations and financial condition;

•	Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes;

•	Political and governmental instability could adversely affect the value of investments in Russia;

•	Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions;

•	Economic instability in Russia could have an adverse effect on our business;

•	The implementation of government policies in Russia targeted at specific individuals or companies could harm our business as well as investments in Russia more generally;

•	The immaturity of legal systems, processes and practices in the Russian Federation may adversely affect our business, financial condition and results of operations;

•	Shareholder liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries;

Risks Relating to Taxation

•	Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations;

•	Significant change of substance requirements in certain jurisdictions may adversely impact our business;

•	Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia;

•	Our business in Russia may be deemed to receive unjustified tax benefits;

•	Our Russian subsidiaries are subject to tax audits by Russian tax authorities which may result in additional tax liabilities;

•	Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations;

•	We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia;

•	We may be deemed to be a tax resident outside of Cyprus;

•	Our companies established outside of Russia may be exposed to taxation in Russia;

•	ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs;

•

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes;

Risks Relating to our ADSs

•	The class B shares underlying the ADSs are not listed and may be illiquid;

•	Our ADSs trade on more than one market and this may result in increased volatility and price variations between such markets;

•	Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline;

•

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

Our key competitors in Russia are retail banks, particularly those with a focus on well-developed electronic payment solutions, including Sberbank, Russia’s largest bank that is majority-owned by the Russian state, which benefits from a large retail network, Alfa-Bank, one of the leading privately owned Russian retail banks, and Tinkoff Bank, which positions itself as a specialized bank focused on innovative online retail financial services. Sberbank has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. Sberbank is the market leader of the Russian payments market, has access to significant financial resources, and possesses an extensive nationwide network of branches. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through YooMoney, one of the major electronic payment service providers in Russia formerly operated through a joint venture with Yandex, a leading Russian diversified technology company, which Sberbank bought out entirely in 2020. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Additionally, Sberbank is pursuing a strategy to transform itself into a multi-purpose digital ecosystem offering, in addition to its core banking and payments products, a variety of diverse online services including e-commerce, entertainment, telemedicine, and others. It has also been reported that Sberbank is currently working on a “super-app” as a single entry point for all of its various consumer services, which would have the potential to make its products even more attractive and more difficult to compete against. The increasing domination of a major bank such as Sberbank in various online services, particularly e-commerce, may make customer acquisition and retention more complex and costly for smaller independent payment services providers such as ourselves.

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

Tinkoff is also our major competitor in the self-employed servicing market, which is important to us as a key strategic growth stream. We provide different complex payment and payout solutions to diverse businesses, such as taxi companies (payments to taxi drivers) or delivery businesses (payments to couriers). These products are somewhat similar in nature to salary programs and certain other products offered by traditional retail banks, thereby exposing us to competition from all banks that offer such services for self-employed, particularly those similarly focused on convenience of on-boarding and use as well as customizable and user-friendly interfaces, such as Tinkoff and other major Russian banks with actively developing self-employed individuals and sole entrepreneurs servicing programs.

The competition in the digital money transfer services space is also further intensifying as key market players including retail banks develop and digitalize their products. Recently the Central Bank of Russia in cooperation with other banks established an instant payment system (“IPS”), in which all major Russian retail banks participate, and which enables instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. It may prove difficult for our digital money remittance solutions to compete with such system on the basis of convenience, price, or otherwise, particularly since it often features zero or relatively low commissions. There can be no assurance that the commissions within the IPS will not further decrease, whether as a result of a regulatory action or a market trend. Another CBR initiative that may adversely affect our business is the proposed introduction of the “digital Rouble”, an officially sanctioned cryptocurrency that will exist alongside the traditional monetary system in Russia. Sberbank has publicly stated that according to its research, the introduction of the digital Ruble has the potential to cause an outflow from the Russian banks of 4 trillion Rubles (approximately USD 54 billion) in liquidity in the first three years after the project has been launched. The electronic payments businesses may be similarly adversely affected.

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is at least as dispersed as our physical distribution network (i.e. our kiosks and terminals). It also co-owns, in a joint-venture with the Russian state-controlled VTB Bank, the full-service commercial bank Pochta Bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. We also face competition from other non-traditional payment service providers that have substantial financial resources, such as major tech businesses branching out into fintech, including Yandex, which could be expected to develop its own fintech products after having parted ways with Sberbank, Alibaba and its financial services subsidiary Ant Financial, and Mail.ru Group, and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have developed various payment solutions. In February 2021, Mail.ru Group, Alibaba Group, MegaFon and Russian Direct Investment Fund (RDIF) signed binding agreements to create two joint ventures, one in the payments business and the other in financial services. The payments joint venture is to acquire Mail.ru Group’s payment service Money.Mail.ru and the payment system VK Pay operated by Mail.ru Group’s subsidiary VKontakte, Russia’s major social network company. As is the case with Sberbank’s increased presence in online services including e-commerce, creation of proprietary payment solutions by major IT companies may make customer acquisition and retention more complex and costly for smaller independent payment services providers such as ourselves, since tech companies’ captive payment services providers are likely to be promoted heavily by their parent companies with respect to the online services they offer. In addition, non-traditional payment service providers also include smartphone manufacturers such as Samsung and Apple. New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google.

Globally and in Russia, there is a steady influx of new fintech businesses looking to challenge and disrupt the payments and financial services industry. These include so-called “challenger banks” such as Starling, Monzo, N26, Revolut, Atom and Tandem, who develop various digital banking and financial services and compete with various aspects of our services offering (to the best of our knowledge, none of the aforementioned companies has entered the Russian market as of the date hereof). Since the development in the fintech space is rapid, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs”.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily YooMoney, WebMoney and PayPal) and kiosk, terminal and e-wallet operators, including Cyberplat, Comepay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services, such as digital banking services for small and medium enterprises (“SME”) with Tochka (our equity associate co-owned by Otkritie) and factoring and digital bank guarantees services, which we offer through our Factoring PLUS project. In connection with each of these projects, we face intense competition from a multitude of commercial and retail banks. Such banking institutions often have more established businesses in the various services similar to those offered by us. While we seek to differentiate our products from the competition on the basis of enhanced user experience, price and add-on features, there cannot be any assurance that we will be successful in doing so due to the number of competitors and their level of sophistication.

Any increase in competition by other market participants, or any shift of customer preferences in their favor due to any real or perceived advantages of their products, could result in a loss of consumers and harm tour payment volumes, revenues and margins. As major commercial and retail banks increase their online and virtual presence and come up with increasingly sophisticated products directly competing with our core competencies, our competitive position could be severely undermined, resulting in reduced demand for our products, both with respect to our payment services business and the other financial services projects that we are pursuing. If we are unable to compete successfully for consumers, agents, merchants or other partners, our business, financial condition and results of operations could be materially adversely affected.

Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations.

Qiwi Bank is central to the operation of all of our key business segments as it provides issuing, acquiring and deposit settlement functions within our group, and is the banking institution behind Tochka’s banking services offering (along with our partner Otkritie Bank) and our recently launched electronic bank guarantees business (part of the Factoring PLUS project).

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

Qiwi Bank has been the subject of CBR investigations in the past that have uncovered certain violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements and other issues which we believe we have generally rectified. In the course of 2018, Qiwi Bank underwent a major scheduled audit by the CBR as part of its ongoing supervisory process, which resulted in CBR identifying a number of violations and imposing certain sanctions on us. The measures that the CBR has imposed on us in response have not had a significant impact on our operations and have been mostly lifted. We believe that we have remedied the violations and taken appropriate measures to ensure that we will not be in breach of such requirements going forward.

In the second half of 2020, the CBR, acting in its supervisory capacity, performed another routine scheduled audit of Qiwi Bank for the period of July 2018 to September 2020 and, in the course of this audit, has identified certain violations and deficiencies relating primarily to reporting and record-keeping requirements. The monetary fine imposed on Qiwi Bank as a result of these findings was RUB 11 million, or approximately USD 150,000. In addition, the CBR introduced certain restrictions with respect to Qiwi Bank’s operations, including, effective from December 7, 2020, the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. We believe that the restrictions imposed on us were primarily driven by an evaluation of the overall approach of the CBR to the interpretation of the applicable e-payments regulation and general trends towards increased scrutiny in the areas of cyberspace and cross-border payments that we have been observing recently rather than specific deficiencies identified. Later in January 2021, as reported in the media, similar restrictions were imposed on our key competitor YooMoney, one of the major electronic payment service providers in Russia currently wholly-owned by Sberbank. We are currently working closely with the CBR to remediate the identified deficiencies and violations and eliminate or narrow down the restrictions that have been imposed. As of the date of this report, the CBR permitted us to resume processing payments to certain key foreign merchants. However, there can be no assurance that there will be any further easing of the restrictions that were originally imposed, or that they will not ultimately become permanent, including through the adoption of new laws or regulations. The restrictions introduced by the CBR are expected to have a substantial negative effect on our business, financial condition and results of operations, primarily through decreasing the volumes in our E-Commerce and Money Remittance market verticals, and as a result, our revenues and profits. There can be no assurance that additional restrictions will not be imposed on us as a result of these findings. Our past and future operations may also be subject to greater scrutiny from the CBR as a result of these events. While we are taking measures to minimize the effect of the restrictions on our business, no assurance can be given that we will be successful in doing so. Additionally, our abrupt termination of services of a large number of merchants may have reputational risks for us going forward. Both from merchant and consumer perspective, these events could cause the confidence in the reliability of our services to deteriorate, and deter both consumers and merchants from using our services, even in areas that are unaffected by the CBR order. We anticipate that even when and if the CBR’s restrictions are lifted partially or entirely, it may prove difficult for us to rebuild the relevant relationships.

There can be no assurance that new sanctions will not be imposed on us as a result of any past or future findings and that we will not come under greater CBR scrutiny in connection with any perceived deficiencies in our conduct, or that any currently planned or future inspections will not result in discovery of any significant or minor additional violations of various banking regulations, and of what sanctions the CBR may impose on us in connection with such deficiencies or violations. Any such sanctions could have a material adverse effect on our business, financial condition and results of operations.

Additionally, some of our new projects require significant funding and therefore put certain pressure on the ability of Qiwi Bank to comply with applicable capital requirements and other prudential ratios, while through other operations we are engaged in managing substantial amounts of consumer’s funds. All these factors increase our potential exposure to regulatory risks. Moreover, additional scrutiny may be expected in connection with our involvement in the Tochka project as well as our past projects, SOVEST and Rocketbank, as they have extended the scope of traditional commercial and retail bank services that Qiwi Bank was previously providing. With respect to SOVEST and Rocketbank, given that the businesses were divested or discontinued, we may not have all necessary archive materials that the regulator may require and may not be able to retrieve such documents upon request. Any failure to meet any demands of the regulator in this respect could result in additional sanctions on us by the CBR.

Any breach of applicable regulations could expose us to potential liability, including fines, prohibition to carry out certain transactions, introduction of temporary administration by the CBR and in certain instances the revocation of our banking license. Revocation of Qiwi Bank’s banking license would render us unable to process payments and provide most of our services, and may result in a material decrease of our profitability, and any actual or perceived breach by us of any applicable banking laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We have become subject to lawsuits in connection with the abrupt decrease in our share price caused by our disclosure of the restrictions introduced by the CBR with respect to Qiwi Bank’s operations in December 2020.

Following our disclosure of the restrictions imposed by the CBR on us in December 2020 (see “– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”), we and certain of our current and former executive officers have been named as defendants in two lawsuits in the United States District Court for the Eastern District of New York that were filed in December 2020 and January 2021 and have been coordinated before the same judge. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed when the CBR audit results and restrictions were disclosed in December 2020, which the plaintiffs perceive as a violation of Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and seek damages and other relief based upon such allegations. We believe that these lawsuits are without merit and intend to defend against them vigorously, and we expect to incur certain costs associated with defending against these actions. At this early stage of the litigations, the ultimate outcomes are uncertain and we cannot reasonably predict the timing or outcomes, or estimate the amount of loss, if any, or their effect, if any, on our financial statements. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed on appeal, or we may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial monetary damages and accordingly our business could be seriously harmed. Regardless of the final outcome, defending these claims is costly and can impose a significant burden on management and employees, and we may receive unfavorable preliminary, interim, or final rulings in the course of litigation, which could seriously harm our business.

We derive a substantial portion of our revenues from merchants in the betting industry and may lose all or a significant portion of such revenue stream due to recent changes in regulation.

We provide payment processing and acquiring services to a number of merchants in the betting industry. Processing payments to such merchants constituted approximately 15.5%, 21.6% and 23.6% of our Payment Services segment payment volume for the periods ended December 31, 2018, December 31, 2019 and December 31, 2020, respectively. These volumes are included in our E-commerce market vertical. We are particularly dependent on the use of our services by one of our clients in the betting industry, LLC F.O.N. (operating under the brand name Fonbet), which accounted for 5.6% of our payment volume for 2020, please refer to Note 7 — Operating segments for discussion around our dependent on LLC F.O.N. Processing payments for this category of merchants generally carries higher average margins than processing payments to merchants in most other market verticals that we serve, and a significant part of Payment Services segment net revenue in 2019 and 2020 is attributable to this line of business. We also provide winning repayment services to such merchants, including processing of winnings to banking cards, and repayment of winnings to QIWI Wallets that are included in our Money Remittances market vertical net revenue. The repayment of winnings by such merchants to the customers’ QIWI Wallets serves as an important and economically beneficial reload channel, contributing to the attractiveness and sustainability of our ecosystem.

The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. Under the legislation currently in force, in order to engage in the betting industry, a bookmaker has to become a member of a self-regulated organization of bookmakers and abide by its rules, and any and all interactive bets may be only accepted through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization together with a self-regulated association of bookmakers. In 2016 QIWI Bank established a TSUPIS together with one of the self-regulated associations of bookmakers in order to be able to accept such payments, and we thereby became one of the two payment services providers that are able to accept electronic bets on behalf of sports betting companies in Russia.

In December 2020, a new law was adopted, abolishing the mandatory participation of bookmakers in self-regulated organizations, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Center. This role is required to be assigned to a credit institution specifically authorized by the President of Russia based on a proposal made by the Government. By the end of September 2021, such newly-appointed Unified Interactive Bets Accounting Center will replace the existing TSUPIS. Currently, both we and the operator of the competing TSUPIS have publicly made proposals to serve as the Unified Interactive Bets Accounting Center pursuant to the new regulatory regime, however, there can be no assurance that our bid will be successful. If we are not able to secure an active role in this new industry landscape, we may experience a decrease in or complete loss of payment volumes and income associated directly or indirectly with the TSUPIS established by Qiwi Bank. This or any further significant change in betting legislation may negatively affect the payment volume, revenue and margins of our Payment Services business, as well as overall usage of Qiwi Wallet.

Further, under the Russian betting legislation, the betting merchants that we serve may become “blacklisted” by the government if they have been found to be in violation of applicable Russian laws, in which case we have to discontinue servicing them. We have already experienced a number of instances where certain providers have been blacklisted and we observe that this trend is gaining momentum and further blacklistings are likely. Furthermore, to our knowledge, in March 2021, a draft bill was submitted to the Russian legislature that would prohibit Russian credit institutions from contracting with any betting merchants, including foreign ones, that are not on a list of specifically approved betting merchants maintained by the regulator, or with foreign banks, foreign payment institutions and other payment facilitators processing or facilitating in any way payments of the “blacklisted” betting merchants. If this proposal becomes law, it will usher in a significant change of the regulatory regime, effectively replacing the prohibition on working with blacklisted merchants with a permission to work with “whitelisted” merchants exclusively. Both further blacklistings and any regulatory developments that impose additional restrictions on the betting industry, such as the “whitelisting” proposal described above, may result in the contraction of the betting sector or our share in this market and therefore adversely affect the revenues, margins and payment net revenue yield of our E-commerce and Money Remittance market verticals, as well as decrease the attractiveness of our ecosystem to some of our consumers, and consequently negatively affect consumer engagement with our services. Furthermore, if any of the merchants engaged in the betting industry are blacklisted or restricted in any other way, our subsidiaries which process the payments for such betting merchants may be found to be in violation of the relevant laws, whether due to misinterpretation of applicable requirements, failure to take timely action, or for any other reason, and could become blacklisted in their own right or restricted in another manner, which could substantially hinder our operations.

We also face other regulatory risks associated with our involvement in the betting industry. In July 2016, we were served with notices from Roskomnadzor, the Russian state agency responsible, among other things, for overseeing the media and Internet, stating that we had breached Russian laws on public distribution of information about gambling, since our website contained links to services offered by certain betting operators which were allegedly not in compliance with the Russian betting legislation. We have complied with the prescriptions contained in the notices. However, there can be no assurance that further violations will not occur in the future as we service a wide variety of merchants and depend on their compliance with relevant laws in this regard. If we are found to be in breach, Roskomnadzor or other agencies could take further action against us, including by blocking our website or imposing fines or other sanctions. Furthermore, we could face similar difficulties in other jurisdictions since online betting is an area of intense focus by regulators in many of the countries in which we operate.

If our involvement with the betting industry payment processing business diminishes, if we have to terminate our relationships with any of our major merchants in the betting industry (whether for reputational reasons, due to such merchant having being found to be in violation of applicable law, or otherwise) and are unable to replace this business, if our current terms of doing business with any of our significant merchants in the betting industry (particularly Fonbet) become significantly less favorable, or if we face adverse regulatory or reputational consequences associated with servicing such merchants, our business, financial condition and results of operations may be materially adversely affected.

Our continued growth depends on our ability to maintain or increase our payment services average net revenue yield.

One of the key measures we use to assess the performance of our payment services business is payment average adjusted net revenue yield, which we calculate by dividing payment adjusted net revenue by the total payment volume of the transactions we process. Our payment average adjusted net revenue yield may be affected by a number of factors, including changes in regulation, increased competition, pressure from merchants and/or agents and acquisitions. We have experienced declines in our payment average adjusted net revenue yield for certain merchant categories in the past, in particular for our Telecom merchants where the merchant fees were sharply reduced by the Big Three MNOs, who have been seeking to reduce costs, and may continue to do so in the future. We have also experienced, to a lesser extent, the declines of our net revenue yield in the Money Remittance and certain categories of E-Commerce market verticals. For example, in 2015, our average adjusted net revenue yield declined following the acquisition of the Contact money transfer system (“Contact”) and the Rapida payment processing system (“Rapida”) businesses, both of which operate with a significantly lower average net revenue yield than QIWI (excluding Contact and Rapida). Furthermore, our payment average adjusted net revenue yield may decline if we introduce new products that are important for expanding our ecosystem and growing our business, but are generally lower-yielding and thus dilute our net revenue yield, which has, as an example, happened with respect to certain part of our betting category with the introduction of card acquiring services, which we now offer to our betting merchants together with Qiwi Wallet acquiring and other services. Our payment average adjusted net revenue yield may be further compressed in connection with the introduction of the instant money transfer system established by the CBR (see “– The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources”) resulting in a shift of part of our digital money remittance volumes within our ecosystem from our card-to-card money transfer service to the instant money transfer system. This may lead to a decline in average commission in the Money Remittance market vertical and thus be dilutive to our payment average adjusted net revenue yield. In order to maintain our competitiveness, we must continue to ensure that our payment processing system provides a more convenient and attractive option for merchants, customers and partners than alternative systems that may not require payment of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as most peer-to-peer transfers within Qiwi Wallet and certain payments in e-commerce. Despite our efforts, consumers may still choose to use other payment service providers, even if those providers do not offer the convenience that we do, because they charge lower fees. In addition, because merchants, partners and agents are able to switch between different payment service providers, we may face additional pressure to reduce the fees we charge due to increased competition from other payment service providers. In addition to market competition, our commissions may also come under pressure if any future laws and regulations are adopted that impose limits on various types of fees that we charge. Proposals to such effect are constantly being floated by various government agencies.

Our payment average adjusted net revenue yield is also impacted by the cost to us of consumers reloading their Qiwi Wallet accounts. We make available to our consumers a large variety of methods to reload the Qiwi Wallet accounts, including, among others, bank cards and accounts, mobile phone balances, kiosks and terminals and ATMs. Customers can also receive different payouts or money transfers to their wallets. The top up methods have different cost implications for us and such cost implications can change for different channels overtime. For example, on payments made through the kiosks and terminals owned by our agents, we historically have paid lower fees for reloading the Qiwi Wallet than on most payments made from bank cards, as well as certain other channels. However, recently kiosks became a relatively more expensive top up channel for us. Additionally, since we provide payment processing services to merchants in the sports betting industry, betting gains received by our consumers into their Qiwi Wallet accounts also represent an important and cost-efficient source of Qiwi Wallets reloads, which could decline if our presence as a payment provider in the sports betting market diminishes for any reason (see “– We derive a substantial portion of our revenues from merchants in the betting industry and may lose all or a significant portion of such revenue stream due to recent changes in regulation”). Similarly, our products for the self-employed individuals such as payout programs for taxi drivers, couriers, and similarly situated self-employed individuals, also account for a substantial amount of Qiwi Wallets reloads that are cost-efficient to us, and any decline in this category could increase the average Qiwi Wallet top-up cost. Should the relative weight of these reload channels in our total mix decline, this could put a negative pressure on our yields. We currently do not attempt to direct consumer preferences towards any particular reload methods. If reload methods that come at a higher cost to us were to constitute a larger proportion of our overall reload channels mix, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The December 2020 CBR order requiring us to suspend or limit most types of payments to foreign merchants (see “– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”) puts further negative pressure on our yields, since such payments on average carried a higher commission.

Our payment services segment net revenue yield is also affected by changes in our payment average adjusted net revenue yield and by our ability to generate revenue from payment-related value added services, as well as passive revenue such as interest income on the wallet balances we hold and revenue from fees for inactive accounts and unclaimed payments. If we are not able to generate such additional revenues for any reasons including regulatory restrictions (see “– We are subject to extensive government regulation”), intensified competition or other reasons outside of our control, our financial condition and results of operation could be materially negatively affected.

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

The financial services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects. These projects carry risks, such as delays in delivery, performance problems, lack of customer acceptance, failure to adequately assess the potential revenues and budget the expenses of a project and the amount of investment required by it, failure to anticipate potential pitfalls and issues, and misjudgment of a need for a particular product by the intended customer base, among other things. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers, merchants or partners, and hurt our future prospects. For example, if alternative payment and financial products and services become widely available, thereby substituting our current products and services, and we do not develop and offer similar alternative products and services successfully and on a timely basis, our business and its prospects could be adversely affected. At the same time, if a new product we roll out or acquire fails to perform as anticipated, this could similarly adversely affect our business, financial position and results of operations. Since we position ourselves as a provider of next generation payment and financial services, many of these new products are based on business models that are unproven and are essentially start-ups launched to test a hypothesis based on various assumptions regarding consumer behavior patterns and demands. These assumptions may ultimately prove wrong and we may not be able to convert these hypotheses into sustainable businesses and recoup our investments made in such businesses. These risks have materialized in particular with respect to Rocketbank, which we acquired from Otkritie in 2017 and which we had to wind down in 2020, and with respect to our payment-by-installments card project SOVEST, which we divested in July 2020. Although Tochka is more of an established operation with a business model that has proved itself, it may face challenges with further developing its product offering or expanding the scope of its operations due to constraints imposed by the terms of our arrangements with Otkritie, or by any regulatory hurdles. For example, AML and KYC requirements and regulations all across the banking industry, and in the small and medium enterprises (“SME”) end-market especially, are constantly evolving and may generally lack widely accepted principals, may often be relatively nonadoptive or difficult to observe and may be subject to varying interpretations by different market participants and regulatory bodies. Hence, Tochka may not be able from time to time to onboard new clients at a targeted pace even if such small and medium-sized businesses are entirely legitimate, or we may be subject to fines, penalties or operational restrictions if any of the appropriate regulatory bodies interprets industry practices or regulations differently from us or if such interpretations change over time. If any such restrictions or fines were imposed or if we are not able to onboard clients with a projected pace for any of the above reasons or otherwise, our business, financial condition and results of operations could be materially adversely affected.

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

We also actively develop other new products, services and technologies, such as factoring and digital bank guarantees, products aimed at the self-employed market, and certain other projects. If our efforts in connection with any of such initiatives do not pay off as expected, this will result in the loss of our investment both in terms of money and management time, which could adversely affect our profitability.

Additionally, in order to remain competitive in an innovative industry such as ours, we have to make investments in start-up companies or undertake different research and development initiatives. If our investments in start-up companies or research and development initiatives do not yield the expected results, we may lose money, time and effort invested.

If we are unable to develop, adapt to or access technological changes or evolving industry standards on a timely and cost-effective basis, or if our new initiatives do not yield the expected results, our business, financial condition and results of operations could be materially adversely affected.

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

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Eastern Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. (See “– Economic instability in Russia could have an adverse effect on our business” and “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”). More recently, the ongoing COVID-19 pandemic and related lockdown measures have also contributed to the deterioration of the Russian economy. The Russian economy contracted in both 2015 and in 2016, although it returned to modest growth in 2017 – 2019. During 2014-2016, the population’s purchasing power decreased due to the weakening of the ruble, basic necessities such as food products and utilities became more expensive, and consumer confidence declined significantly, according to the Russian Consumer Confidence Overall Index reported by Rosstat. According to Rosstat, inflation was 11.4% in 2014 and 12.9% in 2015 (although it relatively stabilized in subsequent years before increasing again to 4.9% in 2020 due to the global COVID-19 pandemic), while real disposable income has been declining for seven years in a row as of the end of 2020 (save for a minor 0.8% increase in 2019) according to the Ministry of Economic Development data. Consumer spending generally remained cautious even prior to the COVID-19 pandemic, which upended the modest recovery of the Russian economy in the few preceding years. The outbreak of the COVID-19 strain of coronavirus and associated responses from various countries around the world, which began in early 2020 and continue to unfold to date, have negatively affected consumer demand across the globe and across industries. The International Monetary Fund estimates the global economy to have shrunk by 4.4% in 2020 compared with a contraction of just 0.1% in 2009 in connection with the mortgage crisis. One of the effects of the coronavirus outbreak that was sensed particularly severely in Russia was a substantial plunge in the price of crude oil due to extended factory shutdowns and a fall in air travel and road transportation. In response, the Organization of the Petroleum Exporting Countries (OPEC) has attempted, and failed, to reach agreement with Russia on a deal to cut oil production, which resulted in crude prices plummeting further. Following the news, oil prices fell 10.1% to end at $41.28 per barrel on the day the proposed OPEC-Russia deal failed to be reached, and have subsequently declined even further to around $30 per barrel of Brent crude oil (from over $65 at the start of the year). As a result, the Russian ruble has significantly and abruptly depreciated against the U.S. dollar and euro, and such volatile exchange rate environment continues to prevail even though the oil prices have rebound somewhat. The full scope of the negative impact of the ongoing COVID-19 pandemic and the lockdown measures adopted in response may have on the Russian economy remains unclear but is likely to be very significant. According to the World Bank’s latest Russia Economic Report, fiscal, monetary and social policies put in place have helped contain the impact of the pandemic-induced crisis to date. Nevertheless, the effects of the pandemic have been sever and multi-faceted: the unemployment rate increased to 6.3 percent in October 2020, the highest in eight years; the national poverty rate increased to 12.6 percent and 13.2 percent in the first and second quarter of 2020, respectively. According to Rosstat, Russia’s consumer confidence remains well below pre-pandemic levels.

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

•

regulatory action or investigations against us (see “– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”);

•	any significant interruption to our systems and operations; and

•	any breach of our security system or any compromises of consumer data.

In addition, we are to some extent dependent on our agents, merchants and partners to which we license our products to maintain the reputation of our brands. Despite the measures that we put in place to ensure their compliance with our performance standards, our lack of control over their operations may result in the low quality of service of a particular counterparty being attributed to our brands, negatively affecting our overall reputation. For example, our agents are able to charge consumers fees for the use of the kiosks and terminals operated by them, in addition to the fees charged by us, and we mostly do not cap or otherwise control the level of such fees levied by our agents on consumers. We can provide no assurance that our agents will not raise these fees to a level that will adversely affect the popularity of our products among consumers. We also might determine to cap this type of fee to protect the strength of our brand and thereby lose some of our agents and points of physical presence. Furthermore, negative publicity surrounding any assertion that our clients, agents, merchants and/or partners are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation. Any event that hurts any of our brands and reputation as a reliable financial services provider could have a material adverse effect on our business, financial condition and results of operations.

A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. Our business developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments, and our core competitive edge at the time was our ability to offer consumers that primarily used cash as means of payment access to online payments through our kiosks and terminals simultaneously offering merchants access to a large pool of customers that use cash. While we have since largely outgrown that model, our kiosks and terminals network remains a significant part of our infrastructure as a reload and client acquisition channel for Qiwi Wallet. We believe therefore that the usage of Qiwi Wallet and hence our volumes, revenues and the profitability of our payment services segment continues to depend to some extent on the use of cash as a means of payment and the reach of our kiosks and terminals network. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks and terminals network, and the number of our agents, are decreasing as the market evolves towards a higher share of digital payments. In 2020, our physical distribution network and the number of our agents also were and to a certain extent continue to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Unless we can successfully differentiate ourselves from competition in the payments and financial services market through other features and functionalities beyond providing a pathway to online payments for consumers who continue to rely on cash through our kiosks and terminals network, and the access to this consumer segment for merchants and partners, the shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents (see “– If customer and merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected”), and development of alternative payment channels. The overall number of and the use of kiosks underwent a substantial decline in 2015 as a result, among other things, of enhanced scrutiny by the CBR over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts (see “– Regulation – Regulation of Payment Services”), and has been continuously declining since. Such decline has adversely affected the availability and convenience of our services to consumers, including the convenience of use of Qiwi Wallet, for which historically kiosks and terminals have been the most popular reload channel. There can be no assurance that this negative impact will not continue going forward as increased regulatory pressures put more agents out of business and deter new ones from entering it. Other statutory requirements that could have a similar effect on our business if fully enforced against our agents are the provisions of the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards” which mandate that all kiosks (subject to certain exceptions) should be equipped with new or modernized cash registers. There can be no assurance that our agents are and will continue to be fully in compliance with these requirements, which could cause a further reduction of our kiosk network. Moreover, failure to comply with such enhanced control measures by us or our agents could result in the CBR imposing fines or restrictions on our activities (see “– Qiwi Bank and other Russian banks and credit organizations operate in a highly regulated environment, and increased regulator scrutiny could have an adverse effect on our business, financial condition and results of operations”). All of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in our industry are rapid, and new products and services that we develop or the use cases in connection with which our products and services may be used may become subject to government regulation undoing the benefits we expect to derive from such new products, services or use cases. In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. Court interpretations and applicability of legislation and regulations in certain jurisdictions in relation to our business can be ambiguous or contradictory, and it is possible that authorities in such jurisdictions may determine that we are required to possess additional licenses, permits or registrations to provide our services. Such licensing or compliance processes may be time consuming and expensive and we may not be successful in acquiring any newly required licenses. If we fail to obtain and maintain required licenses, permits or registrations or comply with certain mandatory procedures in any jurisdiction where we operate, we may face fines, penalties, sanctions, experience a loss of revenues or have to discontinue providing certain services or doing business altogether. With respect to countries that do have an established regulatory framework for the types of services that we provide, no assurance can be given that the relevant legislation will not be amended to the detriment of our business, including due to the lobbying efforts undertaken by or on behalf of our competitors. For instance, any restrictions including complete prohibition, ban of specific reload methods or various quantitative caps on the use or reloads of anonymous e-wallets could have a significant negative impact on our business.

Generally, Russian lawmakers and enforcement agencies have recently demonstrated increased scrutiny in matters relating to cyberspace and e-payments, in particular cross-border payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities. In the latest of such trends, the Central Bank appears to be instituting closer controls over cross-border payments. We believe that the recent restrictions imposed by the CBR on such payments through the key industry players, including our company and YooMoney, a subsidiary of Sberbank, fits within such trend. See “– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”.

Regulation of E-Wallets

For example, in early 2018 it was reported that the CBR, Rosfinmonitoring and the Ministry of Finance are actively discussing new proposed legislation that would ban the use of anonymous e-wallets completely. In 2019, amendments to the National Payment System Law were introduced that prohibit the reloading of anonymous e-wallets other than from a bank account. This development could have the effect of making our onboarding process more complicated and therefore our service less attractive, which would in turn slow down the influx of new users or increase the cost of their engagement. Our revenues may also be adversely affected by further regulation of fees charged on inactive accounts for their continued maintenance and unclaimed payments, which represent a significant revenue stream for us. We have voluntarily signed up to the Memorandum adopted by the E-Money Market Participants Association (a non-state association of fintech players in Russia that we are a founding member of) which imposes certain guidelines with respect to the treatment of such inactive account fees and have had to adjust our policies with respect to such fees upon our accession to the Memorandum. The negative financial impact from such adjustment has been limited so far; however, any further regulation in this regard, whether legislation introduced by state authorities or rules voluntarily self-imposed by the industry, imposing more stringent restrictions than those currently in existence, could have a further adverse effect on such revenue stream.

Another recent regulatory measure that could potentially result in a decline in the use of e-wallets and adversely affect our business include the requirement to report newly opened e-wallets to the tax authorities in the same manner the banks report new bank accounts, which came into effect starting from January 1, 2021, and the requirement to report movements of funds and wallet balances at tax authorities’ request, which will become effective in April 2021. These measures may obliviate some of the perceived advantages of e-wallets over bank accounts and could result in a slowdown in the growth of our user base or negatively affect the propensity of our users to identify their e-wallets and consecutively lead to a decline in the use of e-wallets of different levels of identification (see “– Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”) and hence negatively affect our results of operations. Our growth plans could be further adversely affected by any additional increase of the regulatory burdens associated with reporting, onboarding or other functions, all of which can have the effect of making our products less differentiated and attractive to consumers. In another example of such regulation, in November 2020 a draft bill was submitted to the Russia legislature requiring the reporting by Russian residents of transactions above a certain threshold made with the use of e-wallets provided by foreign operators. If this bill becomes law, it may affect the operations of our Kazakh subsidiary TOO Qiwi Kazakhstan, which provides e-wallets to Russian citizens among others, and our subsidiary ContactPay Solution Ltd., which is planning to launch an e-wallet product in 2021, by making their products less attractive to Russian citizens due to the additional reporting burden. It may also decrease the volume of money remittances from Qiwi Wallet to e-wallets provided by foreign operators.

Anti-Money Laundering Legislation

We sometimes have to make significant judgment calls in applying anti-money laundering legislation and to take risk of being found in non-compliance with it, particularly in relation to mandatory client identification requirements and applicability of the thresholds for transactions imposed based on the client identification level, if, for example, we process payments made by our consumers from their Qiwi Wallet accounts for amounts in excess of the applicable thresholds or for certain types of merchants without the required client identification. Although we use all methods available for client identification in all our projects and believe our practices in this regard are in compliance with applicable legal requirements and in line with market practice in Russia (see “– Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”), the Russian regulators may view us as being non-compliant and impose fines and other sanctions on us. There can also be no assurance that the mandatory client identification requirements under the anti-money laundering legislation will not change further in a manner adverse to our business, for example, through making the identification process more burdensome or through lowering the thresholds for transactions which non-identified customers or customers that only underwent the simplified identification process can perform (see “Regulation”), which could result in lower payment volumes for us. For instance, there have already been proposals from certain government officials to ban payments by unidentified consumers altogether. Any further adverse change to these requirements could have a substantial negative effect on our business.

Risks associated with applying anti-money laundering legislation may be further exacerbated for us in connection with certain of our projects, particularly Tochka, that is focused on servicing small and medium sized business entities. Tochka is providing services to legal entities, which execute a significant number of transactions that are under scrutinized control of the regulatory authorities. Thus, the complexity of transactions and clients that we serve and consequently the number of suspicious transactions has materially increased exposing us to extensive ongoing control of the regulator. See also “– Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.”

Foreign Sanctions

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

New Regulations Outside of Russia

The regulatory framework around electronic payments and other financial services that we offer is constantly in a state of development in most of the countries in which we operate, including the United Arab Emirates and Kazakhstan. New laws that are being adopted in these countries may increase our compliance costs and create new regulatory risks. For example, on January 1, 2017, the Regulatory Framework for Stored Values and Electronic Payment Systems came into force in the United Arab Emirates. It introduced a mandatory licensing and related compliance regime for certain electronic payment service providers and established a one-year transitional period for existing digital payment services providers to take appropriate measures to comply with the new rules. In case of failure to do so payment services provider may be mandated to cease provision of such services. Moreover, any individual or entity providing (or representing themselves as capable of providing) digital payment services without the appropriate license or authorization will be subject to administrative penalties. Even though such legislation has been in effect for a few years now, there still remains a lack of clarity as to the interpretation of many of its provisions, and we are still assessing the applicability and potential impact of the new legislation on our business. If our position on our status under the Regulatory Framework is different from that of the UAE regulator or if we are unable to comply with the mandatory licensing if it is deemed applicable to us, it could have a material adverse effect on our business, financial condition and results of operations.

Privacy and Protection of User Data

We are subject to a number of laws, rules, directives, and regulations (which we refer to as “privacy and data protection laws”) relating to the collection, use, retention, security, processing, and transfer (which we collectively refer to as “processing”) of personally identifiable information about our customers and employees (which we refer to as “personal data”) in the countries where we operate. Our business relies on the processing of personal data in many jurisdictions and the movement of data across national borders. As a result, much of the personal data that we process, which may include certain financial information associated with individuals, is regulated by multiple privacy and data protection laws and, in some cases, the privacy and data protection laws of multiple jurisdictions. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between or among us, our subsidiaries, and other parties with which we have commercial relationships.

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology. Any failure or perceived failure to comply with existing or new laws of any government authority (including changes to or expansion of the interpretation of those laws), including those discussed in this risk factor, may subject us to significant fines, penalties, civil lawsuits, and enforcement actions in one or more jurisdictions, result in additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations, and force us to change our business practices, make product or operational changes, or delay planned product launches or improvements.

Any failure, or perceived failure, by us to comply with our privacy policies as communicated to users could result in proceedings or actions against us by data protection authorities, government entities or others, including class action privacy litigation in certain jurisdictions. Such proceedings or actions could subject us to significant fines, penalties, judgments, and negative publicity which may materially harm our business. The foregoing may require us to change our business practices and would likely increase the costs and complexity of compliance. In addition, compliance with inconsistent privacy and data protection laws may restrict our ability to provide products and services to our customers.

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

For example, in December 2019, a novel strain of coronavirus surfaced in Wuhan, China, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. The virus then quickly spread out across Europe and the Americas, resulting in various “shelter-in-place” regulations, lockdowns, curfews, bans on international travel, cancellations of public events, and supply chain disruptions. These measures continue to be in place in various forms in most countries in the world, including (to a rather minor extent as of the date of this report) Russia. These developments have negatively impacted consumer and business spending and payments activity generally, and have significantly contributed to deteriorating macroeconomic conditions, business closures, higher unemployment and decrease in consumer confidence throughout the world, including Russia and other countries in which we operate. While governments around the world have taken steps to attempt to mitigate some of the more severe anticipated economic effects of COVID-19, such steps have not always been effective. The negative effects of the coronavirus on our business have included a decline in revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop in money remittance primarily due to a decline in payments to self-employed individuals due to an overall contraction of business activity, and a decline in the use of our kiosk network. The coronavirus pandemic is still ongoing and significant quarantine restrictions largely continue to prevail globally. The full impact of the COVID-19 pandemic on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last as the world has now entered its second year. These factors may remain prevalent for a significant period of time and may continue to adversely affect our business, results of operations and financial condition, even after the COVID-19 outbreak has subsided.

The COVID-19 outbreak has required and is likely to continue to require significant management attention, substantial investments of time and resources across our enterprise, and increased costs to effectively manage our operations. The spread of COVID-19 has caused us to make significant modifications to our business practices, including enabling most of our workforce to work from home, establishing strict health and safety protocols for our offices, restricting physical participation in meetings, events, and conferences and imposing restrictions on employee travel. The significant increase in the number of our employees who are working remotely as a result of the outbreak, and an extended period of remote work arrangements and subsequent reintroduction into the workplace could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, give rise to claims by employees, and impair our ability to manage our business or otherwise adversely affect our business. Additionally, COVID-19 could negatively affect our internal controls over financial reporting as a significant portion of our workforce is required to work from home and therefore new or modified processes, procedures, and controls could be required to respond to changes in our business environment. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to government authorities.

We cannot predict the ultimate impact that COVID-19 will have on our customers, suppliers, merchants, and other business partners, and their respective financial condition, and any significant negative impact on these parties could materially and adversely impact us. All these factors could harm our business and adversely affect our operating results.

We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions, partnerships or joint ventures, some of which may be material. At any time, including currently, we may be engaged in discussions or negotiations or diligence evaluations with respect to possible acquisitions, partnerships or joint ventures or may have entered into non-binding documents in relation to such transactions. As part of our strategy, we intend to continue our disciplined approach to identifying, executing and integrating strategic acquisitions, partnerships and joint ventures.

Potential future acquisitions, partnerships and joint ventures may pose significant risks to our existing operations if we acquire businesses that prove not to be a good fit for our organization, fail to perform the necessary due diligence on the relevant targets, overestimate their anticipated contribution to our business, overvalue them or fail to successfully integrate them. These projects would place additional demands on our managerial, operational, financial and other resources, create operational complexity requiring additional personnel and other resources as well as enhanced control procedures. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. Furthermore, the integration of any acquisition may divert management’s time and resources from our main business and disrupt our operations. Moreover, even if we were successful in integrating newly acquired assets, expected synergies or cost savings may not materialize, resulting in lower than expected benefits to us from such transactions. We may spend time and money on projects that fail to perform in line with our expectations or require financing in excess of what we were budgeting at the time of the acquisition. Additionally, when making acquisitions it may not be possible for us to conduct a detailed investigation of the nature of the assets being acquired due to, for instance, time constraints in making the decision and other factors. We may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. In addition, in connection with any acquisitions, we must comply with various antitrust requirements. It is possible that perceived or actual violations of these requirements could give rise to regulatory enforcement action or result in us not receiving all necessary approvals in order to complete a desired acquisition. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. In the event we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to may lose certain acquisitions that we would otherwise desire to complete. We may also face counterparty and credit risks in connection with acquisitions, partnerships and joint ventures in the event our counterparties fail to perform their obligations. In Russia, acquisitions, partnerships and joint ventures are also complicated by the lack of strong judicial protection for non-competition and non-solicitation covenants, which are often unenforceable as a result. Joint ventures also carry specific risks such as potential disagreements with partners about the management and strategy of the JV, adverse actions by JV partners prompted by such disagreements or otherwise, and reliance on JV partners for the development of the JV’s business and resulting inability to continue development of the venture in the event the relationship with the partner is terminated.

Some of these risks have materialized or may materialize in connection with our August 2017 acquisition of Tochka and Rocketbank assets from Otkritie Bank, one of the largest shareholders of our company. The acquisition of Tochka and Rocketbank assets was a complex deal involving a series of transactions to acquire the brands, software and hardware of both businesses, as well as a number of operational agreements with Otkritie Bank. We subsequently reached an agreement with Otkritie Bank and the founders of Tochka to operate Tochka together through a jointly-owned company that we account for as an equity associate. Furthermore, under the terms of the relevant documentation, all key shareholder decisions with respect to Tochka are to be made by a unanimous vote of the JV partners, and Otkritie has the right to buy out our share in Tochka together with the share of the founders of Tochka or separately in the event of a deadlock, while neither we nor the founders of Tochka enjoy a similar right. This potentially exposes us to various risks relating to conflicts with Otkritie or the founders of Tochka as our JV counterparties in JSC Tochka. In the event Otkritie changes its strategy with respect to Tochka, pursues a different development strategy, or experiences financial or other difficulties or if our or Otkritie’s relations with the founders or management of JSC Tochka deteriorates or in case of the inability of founders and management to run the business for any reasons outside of our control, this could have a material adverse effect on the operations of Tochka and consequently the ultimate success or failure of this transaction from our perspective. In addition, if a regulator were to challenge the validity of our arrangements in relation to Tochka, we may be subject to fines or be forced to restructure these arrangements, any or all of which may expose us to negative publicity as well as loss of income or impairment of our investments. Any or all of the above has resulted and may result in the future in us not being able to realize the full anticipated benefit of these acquisitions and other commercial arrangements so far.

Any or all of the above risks could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our compliance processes, procedures and controls with respect to the rules and regulations that apply to our business may prove insufficient.

Our business has grown and developed rapidly in recent years and we are continuing to realign our compliance function with the size and scope of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to have enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. Given that we store and/or transmit sensitive data of our customers, we have ultimate liability to our customers for our failure to protect this data. As discussed in more detail below, we have experienced breaches of our cybersecurity in the past, and future breaches resulting in unauthorized disclosure of data are possible (see – “Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business.”). In addition, the Russian anti-money laundering laws to which we are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

Following our acquisition of Rapida LTD in 2015, we have had to devote additional resources to enhance the compliance function within Rapida LTD, which, at the time of our acquisition, was deficient in several areas. As of the date of this annual report, we continue to develop and integrate certain control procedures with respect to our projects Tochka, Flocktory and Billing Online in order to maintain a comprehensive system of controls and procedures across our business. There can be no assurance, however, that the measures we undertake will be sufficient to prevent significant deficiencies in the compliance procedures and internal controls of our projects. Moreover, we operate Tochka as an equity associate together with Otkritie Bank (see – “We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”) and do not have the full control over operations and processes of JSC Tochka, which has an operational independence under respective agreements. Thus, there can be no assurance that we will be able to implement and successfully execute all necessary control procedures in Tochka. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

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

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software and telecommunications networks, as well as the data centers that we lease from third parties. Our systems and operations, or those of our third party providers, could be exposed to damage or interruption from, among other things, fire, flood, natural disaster, power loss, telecommunications failure, vendor failure, unauthorized entry, improper operation and computer viruses. In addition, because all three of our data centers used for processing payments are located in the city of Moscow, a catastrophic event affecting the city of Moscow may result in the loss of all of three of our data centers. Substantial property and equipment loss, and disruption in operations as well as any defects in our systems or those of third parties or other difficulties could expose us to liability and materially adversely impact our business, financial condition and results of operations in all of our operating segments. In addition, any outage or disruptive efforts could adversely impact our reputation, brand and future prospects.

Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation.

We store and/or transmit sensitive data, such as credit or debit card numbers, mobile phone numbers and other personal data, and we have ultimate liability to our customers for our failure to protect this data. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, cyberextortion, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the physical destruction of all or portions of our information technology and infrastructure could compromise the confidentiality, availability, and integrity of the data in our systems. We have experienced breaches of our security by hackers in the past, and breaches could occur in the future. In such circumstances, our encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. For example, in January 2014 we discovered certain unauthorized activity in a number of wallet accounts. Although we do not believe that any confidential customer account data was compromised as a result of the activity, we incurred a loss of RUB 88 million. Rapida LTD (prior to its acquisition by us and its merger with and into QIWI Bank) also experienced several security breaches. Any future breach of our system, including through employee fraud, may subject us to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. These risks are exacerbated by the COVID-19 pandemic and related lockdowns, since unauthorized access to data may potentially be easier when a large percentage of employees works from home. Moreover, even in the absence of an emergency event such as a cyberbreach, we may at times be found to be not in compliance with applicable personal data processing and transfer legislation, which is actively developing and becoming increasingly complex throughout the world, including in Russia. A misuse of sensitive data, including personal data, or a cybersecurity breach could harm our reputation and deter clients from using electronic payments as well as kiosks and terminals generally and any of our services specifically, increase our operating expenses in order to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect our business, financial condition and results of operations.

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

We normally do not include exclusivity clauses in our agreements with our counterparties, including our agents, merchants and other partners. Accordingly, our counterparties usually do not have any restrictions on dealings with other providers and can switch from our payment processing system to another or disconnect from our system or platform without significant investment. Additionally, due to mandatory provisions of Russian civil law, our agreements with agents may be unilaterally terminated by the agents at any time, and our agreements with merchants and other counterparties may be unilaterally terminated at a short prior notice. The termination of our contracts with existing agents, merchants or other partners, or a significant decline in the amount of business we do with them as a result of our contracts not having exclusivity clauses could have a material adverse effect on our business, financial condition and results of operations.

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

Criminals are using increasingly sophisticated methods to engage in illegal activities. It is possible that fraudulent, illegal or improper use of our services could increase in the future. Our risk management policies and procedures may not be fully effective to identify, monitor and manage these risks, and we may from time to time not be able to identify merchants who are engaged in illegal activities, particularly if we work with them indirectly through payment aggregators since we generally do not perform full know-your-customer procedures with respect to each merchant engaged by such aggregators and rely on the aggregators to vet their merchants appropriately. Furthermore, the regulators’ interpretation of what constitutes illegal activities is subject to change, and their interpretation of applicable laws may differ from ours. We are also not able to monitor in each case the sources for our counterparties’ funds or the ways in which they use them. Increases in chargebacks or other liability could have a material adverse effect on our business, financial condition and results of operations. An increase in fraudulent transactions or publicity regarding chargeback disputes could harm our reputation and reduce consumer confidence in the use of our products and services. In addition, changes in law have increased the penalties for intermediaries providing payment services for certain illegal activities, and additional proposals are currently under consideration by government authorities increasing the potential responsibility of such intermediaries. Moreover, the perceived risk of the use of e-payments or other financial services to finance fraudulent, illegal or improper activities is causing the regulators to impose restrictions on the operations of the providers of such services that negatively affect regular compliant transactions and operations as well. See “– Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes” and “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs”. Furthermore, while we already undertake efforts to cut off or refuse to engage merchants who appear to be engaged in illegal activities from our network, the relevant state authorities could further increase their enforcement measures against such merchants, including through the introduction of new legislation, to curtail the operation of various types of merchants by targeting the processing of payments for such merchants. In the event that we are required to cease working with a significant number of merchants or payment aggregators as a result of such actions, our revenue and our profitability could materially decline.

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

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2020, we had credit exposure to our agents of RUB 2,208 million and to our merchants of RUB 4,662 million. Our receivables from merchants are generally non-interest bearing and unsecured, while our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk.

In addition to the above sources of credit risk, as of December 31, 2020, we had credit exposure to our counterparties in connection with our Factoring PLUS project factoring portfolio of RUB 5,745 million and guarantees for third party obligations (primarily in connection with our digital bank guarantee services) in the amount of RUB 1,100 million. Factoring PLUS also issues performance digital bank guarantees for public procurement participation and execution. As of December 31, 2020, Factoring PLUS, digital bank guaranteed portfolio amounted to RUB 20,936 million. We also may pursue certain credit or similar products that would involve counterparty and credit risk exposure.

If we experience material defaults by our consumers, agents, merchants, or other partners, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates.

We are exposed to currency risks. Our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies (see “– Quantitative and Qualitative Disclosures About Market Risk – Foreign Exchange Risk”). Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the ruble and such other currencies. Changes in currency exchange rates also affect the carrying value of assets on our consolidated statement of financial position, which, depending on the statement of financial position classification of the relevant asset, can result in losses on our consolidated statement of financial position. In addition, because our earnings are primarily denominated in Russian rubles whereas our ADSs are quoted in U.S. dollar, currency exchange rate fluctuations between the Russian ruble and the U.S. dollar significantly affect the price of our ADSs.

Over the past ten years, the Russian ruble has fluctuated dramatically against the U.S. dollar and the euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflow from Russia, the Russian ruble has significantly depreciated against the U.S. dollar and euro since the beginning of 2014 (see “ – Economic instability in Russia could have an adverse effect on our business”). According to the CBR, from December 31, 2014 to December 31, 2015 and from December 31, 2013 to December 31, 2014, the ruble has depreciated by 30% and 72% against the U.S. dollar, respectively, and by 17% and 52% against the euro, respectively. From December 31, 2015 to December 31, 2016, the ruble appreciated somewhat against these currencies and remained relatively stable throughout 2017; however, depreciation of the ruble resumed in 2018 when its value fell 21% against the U.S. dollar and 15% against the euro, in each case from December 31, 2017 to December 31, 2018. In 2019, the ruble/U.S. Dollar exchange was relatively stable with intermittent volatility, and was RUB 61.9 per U.S.$1.00 on December 31, 2019. However, in the first quarter of 2020 the ruble again depreciated substantially and abruptly against the U.S. dollar and the euro due to a steep decline in oil prices and has continued to be volatile throughout the year, ending it at RUB73.88 per U.S.$1.00 on December 31, 2020 (see “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”). It is likely that significant fluctuations will continue in the future. Further fluctuations of the ruble could have a material adverse effect on our business, financial condition, results of operations and the price of our ADSs.

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

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, we may not be able to successfully protect our intellectual property at all times. Our agreements with software developers may not have always properly and unambiguously assigned the rights to software to us, and as such this software may be exposed to their claims. This is also often the case at various companies we have acquired throughout our history. Certain technologies that we have developed may not be fully and comprehensively protected by copyrights or patents and could therefore be exposed to theft or misuse. Third parties, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Further, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, such as Russia and CIS countries, our intellectual property rights may not be as protected as they may be in more developed markets such as the United States. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Additionally, we do not hold any patents for our business model or our business processes, in part because our ability to obtain them in Russia is subject to legislative constraints, and we do not currently intend to obtain any such patents in Russia or elsewhere.

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

Starting from 2024, companies such as ours will be required to use primarily domestic Russia-produced software and hardware.

In October 2020, a legislative initiative was publicized aiming to mandate the use of domestically-developed software and hardware with respect to all critical digital infrastructure (including the banking industry and thus our company) from January 1, 2024 and 2025, respectively. Since we use a lot of foreign-produced technologies and equipment, complying with these requirements may prove a challenge for us and is likely to result in significant operational costs. The switch to locally produced software and hardware may adversely affect the performance and safety features of the system and thus the quality of our services. The full impact of this initiative is difficult to assess at this time, but it is possible that it could materially adversely affect our business, financial condition and results of operations.

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

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to top management personnel as well as qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Russia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace effectively current personnel who depart with qualified or effective successors. A failure to replace departing personnel in an efficient and timely manner might result in improper functioning or failures of our systems and technologies, since our know-how may not always be properly institutionalized and instead is reliant on the expertise of specific employees, which we may not be able to replace immediately in the event of their departure. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. We currently do not have a market standard long-term incentive plan due to the refusal by our shareholders to approve the disapplication of pre-emptive rights (see “– Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares”). In Cyprus, where our Company is registered, there is no statutory carve-out from pre-emptive rights for issuances of shares to employees like in some other jurisdictions, and such carve-out has to be specifically approved by shareholders and renewed periodically. The refusal by our shareholders to approve disapplication of pre-emptive rights for issuances of shares to employees has rendered us unable to issue shares to our employees under our employee incentive plans, and has caused us to incur additional expenses due to the fact that we have to make cash payouts to employees in lieu of issuing shares under an employee incentive plan. These developments could undermine our ability to retain and attract competitive talent who have come to expect share-based compensation in an industry like ours. For these and other reasons, we cannot assure you that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be constrained if we cannot attract or service future debt financing.

As of the date of this annual report, we have incurred RUB 6.6 billion in debt, which primarily consists of RUB 5 billion in bonds issued by our subsidiary Qiwi Finance, with respect to which Qiwi plc and our key subsidiaries JSC Qiwi and Sette FZ-LLC have provided irrevocable offers to bondholders to purchase such bonds from them upon the occurrence of certain events. We may also incur additional debt financing to finance the development of our new or existing projects, and our operations and growth may be constrained if we cannot do so on favorable terms or at all. In particular, the continued success of our Factoring PLUS project is heavily dependent on procuring external funding to finance its operations. Our debt capacity depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which are outside of our control. If our cash flow from operating activities is insufficient to service our debt, we could be forced to take certain actions, including delaying or reducing capital or other expenditures or other actions, to restructure or refinance our debt; selling or mortgaging our assets or operations; or raising additional equity capital, which we might not be able to do on favorable terms, in a timely manner or at all. Furthermore, such actions might not be sufficient to allow us to service our debt obligations in full and, in any event, could have a material adverse effect on our business, financial condition, and results of operations. Moreover, our inability to service our debt through internally generated cash flow or other sources of liquidity could put us in default of our obligations to creditors, which could trigger various default provisions under our financings and thus have a material adverse effect on the business, financial condition, and results of operations.

We have recently been experiencing, and may continue to experience, increasing challenges with conducting transactions denominated in U.S. dollars.

We contract with some of our international merchants in U.S. dollars and other currencies such as Euros. Recently we started to encounter difficulties in conducting such transactions, even with respect to our largest and most well-known international merchants, due to the refusal of an increasing number of our U.S. relationship banks and the correspondent U.S. banks of our non-U.S. relationship banks to service U.S. dollar payments. A direct or correspondent relationship with a U.S. bank is necessary in order for any non-U.S. company to transact in U.S. dollars. Reasons we have been given to explain these changes in approach by our banks mainly referred to changes in internal know-your-customer procedures, limits on certain types of merchants and certain jurisdictions, and other internal policies, which we believe might be a result of the increasing negative sentiment towards Russia on part of U.S. banks, among other factors (see – The situation in Ukraine and the U.S., EU and other sanctions that have been imposed in connection therewith could adversely impact our operations and financial condition), even with respect to transactions and relationships that do not present any potential violation of any applicable sanctions. Even though we still maintain a number of U.S. dollar accounts with various financial institutions, at the same time we are already conducting a portion of U.S. dollar transactions with our international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process our transactions for similar reasons or otherwise, thereby further increasing the currency conversion costs that we have to bear or that our international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If we are not able to conduct transactions in U.S. dollars, we may bear significant currency conversion costs or lose some of our merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and our business, financial condition and results of operations may be materially adversely affected. We can give no assurance that similar issues would not arise with respect to our transactions in other currencies, such as the Euro, which could have similarly adverse consequences for us.

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

Risks Relating to Corporate Governance Matters and Organizational Structure

The substantial share ownership position of the Chairman of our board of directors, Sergey Solonin, may limit your ability to influence corporate matters.

The Chairman of our board of directors, Sergey Solonin, owns substantially all of our class A shares, representing approximately 66.6% of the voting power of our issued share capital. As a result of this concentration of share ownership, Mr. Solonin has sole discretion over any matters submitted to our shareholders for approval that require a simple majority vote and has significant voting power on all matters submitted to our shareholders for approval that require a qualified majority vote, including the power to veto them. Our articles of association require the approval of no less than 75% of present and voting shareholders for matters such as amendments to the constitutional documents of our company, dissolution or liquidation of our company, reducing the share capital, buying back shares and approving the total number of shares and classes of shares to be reserved for issuance under any employee stock option plan or any other equity-based incentive compensation program of our group. Matters requiring a simple majority shareholder vote include, among other matters, increasing our authorized capital, removing a director, approving the annual audited accounts and appointing auditors.

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

Otkritie Bank owns 41.0% of our class B shares, representing approximately 13.7% of the voting power of our issued share capital, and has nominated one member to our board of directors, Ms. Nadiya Cherkasova. Were Mr. Solonin to sell down his stake in such a manner that his shares would convert into class B shares pursuant to our Articles of Association, voting power of Otkritie Bank would increase accordingly. Moreover, since late 2017, Otkritie Bank has been owned by the Central Bank of Russian Federation (CBR) as a result of its financial rehabilitation. CBR is the designated regulator for the financial and securities markets in Russia and is the primary regulator of Qiwi’s Russian banking and payments businesses. The liquidity of our ADSs has already significantly declined and could potentially further decline due to one large holder accumulating a significant portion of the shares that formerly constituted free float. The interests of Otkritie Bank, particularly as a state-owned institution, may not always coincide with the interests of our other shareholders. In particular, if Otkritie Bank or its controlling shareholder were to decide they are not interested in continuing to hold this stake, whether due to the fact that it represents a non-core business for Otkritie Bank or otherwise, a sale of a stake of the size could put significant downward pressure on the price of our ADSs. Otkritie Bank’s decision to dispose its ownership in the Company may be perceived as directly or indirectly influenced by CBR’s internal policies which may negatively impact our business or the market value of our ADSs given CBR’s role as the Company’s primary regulator. We also believe that due to the recent deterioration of relationships between Russia and the U.S. the fact that the CBR owns, albeit indirectly, a significant stake in our company may be perceived as a negative by certain investors. This concentration of ownership may also adversely affect the price of our ADSs.

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

Due to our ownership of Qiwi Bank, any transactions resulting in the acquisition of more than 50% of our voting power or the right to otherwise direct our business activities would become subject to preliminary approval by the CBR. In addition, any acquisition of more than 50% of our voting power may also be subject to a preliminary approval by the Russian Federal Antimonopoly Service, or the FAS. Furthermore, Qiwi Bank holds encryption licenses which are necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise” for the purposes of the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended, or “the Strategic Enterprise Law”. In this case, any acquisition of control over our company would require an approval of a specialized government commission, which is a relatively lengthy process that typically takes between three and six months in practice (see “– Regulation – Regulation of Strategic Investments”). These regulatory approval requirements may have the effect of making a takeover of our company more difficult or less attractive, and may prevent or delay a change of control, which could have a negative impact on the liquidity of, and investor interest in, our ADSs.

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

Under current Russian law, the Russian government is entitled, upon consultation with the CBR, to propose legislation imposing a quota on foreign ownership in the Russian banking industry, covering both Russian branches of international banks and foreign participation in the charter capital of Russian banks, such as Qiwi Bank. Currently, a 50% quota on foreign ownership is in place, subject to certain exemptions.

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

Except as set forth in the deposit agreement, holders of our ADSs are not able to directly exercise voting rights attaching to the class B shares represented by our ADSs. Holders of our ADSs may instruct the depositary how to vote such holder’s class B shares represented by the ADSs. Upon receipt of voting instructions from an ADS holder, the depositary will vote the underlying class B shares in accordance with these instructions. Pursuant to our articles of association, we may convene an annual shareholders’ meeting or a shareholders’ meeting called for approval of matters requiring a 75% shareholder vote upon at least 45 days’ notice and upon at least 30 days’ notice for all other shareholders’ meetings. If we give timely notice to the depositary under the terms of the deposit agreement and so request, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure our ADS holders that they will receive the voting materials in time to instruct the depositary to vote the class B shares underlying their ADSs, and it is possible that our ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that our ADS holders may not be able to exercise their right to vote and there may be nothing such holders can do if the class B shares underlying your ADSs are not voted as requested. In addition, although our ADS holders may directly exercise their right to vote by withdrawing the class B shares underlying their ADSs, they may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the class B shares underlying their ADSs to allow them to vote with respect to any specific matter. Furthermore, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions made by us.

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

The Ukraine crisis, which started in late 2013 and remains unresolved, has brought Russian relations with the West to a post-Cold War low point. In response to the Ukraine crisis, Ukraine, the European Union and the United States (as well as other countries such as Norway, Canada and Australia) have passed a variety of economic sanctions against certain Russian government officials, private individuals and Russian companies, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of U.S. and EU persons in Crimea and Sevastopol. There is significant uncertainty regarding the extent or timing of any potential further economic or trade sanctions or the potential easing of such measures. In August 2017, the United States passed a Countering America’s Adversaries Through Sanctions Act (“CAATSA”), which introduced ‘secondary sanctions’ targeting non-U.S. persons if the U.S. President determines that any such person knowingly and materially violates, attempts to violate, conspires to violate or causes a violation of a restriction introduced under any relevant U.S. Russian sanctions legislation or facilitates a significant transaction or transactions for or on behalf of any person subject to U.S. Russian sanctions or his or her relatives.

Certain sanctions, thus far only imposed by Ukraine, and Russian countersanctions instituted in response to such sanctions, directly target payment services providers such as ourselves (see “– We are subject to extensive government regulation”). There can be no assurance that additional sanctions affecting the payments business will not be imposed by Russia or other countries in which we operate. While other current sanctions do not target us or the payments industry more generally, these sanctions have had and may continue to have the effect of damaging the Russian economy by, among other things, accelerating capital flight from Russia, weakening of the Russian ruble, exacerbating the negative investor sentiment towards Russia and making it harder for Russian companies to access international financial markets for debt and equity financing. In addition, a number of Western businesses have curtailed or suspended activities in Russia or dealings with Russian counterparts for reputational reasons even though currently neither such activities nor dealings with their relevant Russian counterparts were proscribed by the sanctions. An expansion of the existing or introduction of new sanctions, including those mentioned above, or sanctions specifically targeting us or our management or shareholders, or our sector generally, could result in our international customers, suppliers, shareholders and other business partners revising their relationship with us for compliance, political, reputational or other reasons, which could affect our business.

Some of our agents, merchants or Tochka and Factoring PLUS SME clients, although mostly not incorporated in Crimea, may have operations there. Further, before the introduction of the corresponding sanctions we have had direct contacts with several Crimea banks that are registered as financial legal entities in Crimea, and currently such banks may continue to operate as our agents or merchants. To date, we do not believe that any of the current sanctions as in force limit our ability to work with entities that may have operations in Crimea or operate in Crimea. Nevertheless, if we are deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea by the U.S., EU, or other countries, our business and results of operations may be materially adversely affected.

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

Our business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law we distinguish three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. There can be no assurance that we will always be able to collect all necessary data to perform the identification procedure in full or that the data the users provide us for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. Due to the lack of clarity and gaps existing under the current customer identification legislation, we have to employ a risk-based approach to customer KYC and sometimes make judgment calls in applying anti-money laundering legislation, with the resulting risk of being found in non-compliance with it. Thus, current situation could cause us to be in violation of the identification requirements. In case we are forced to change our approaches to identification procedure or in case the identification requirements are further tightened, it could negatively affect the number of our consumers and, consequently, our volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If we are found to be in non-compliance with any of its requirements, we could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

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

For example, relations between Ukraine and Russia, as well as Georgia and Russia, have been strained over a variety of issues. The events in Ukraine, Crimea and Syria have prompted condemnation by members of the international community and have been strongly opposed by the EU and the United States, with a resulting material negative impact on the relationships between the EU, the United States and Russia. See “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”. The Ukraine crisis, which started in late 2013 and remains unresolved, has brought additional tensions between Russia and Western countries (such as the U.S., UK and a number of EU countries), and new issues that adversely affect such relations may arise in the future. Other recent points of tension between Russia and Western governments have included: the Russian role in the Syrian crisis and its military support for the government of Syria; the alleged involvement of the Russian government in the cyber-attacks aimed at disrupting the election process in the U.S.; the alleged involvement of the Russian intelligence service in an attempted poisoning of a Russian citizen in the UK; the incident involving Ukrainian vessels near the Kerch Strait in November 2018; and, most recently, the incarceration of a prominent Russian public figure Alexey Navalny. All of the above have led to escalation of geopolitical tensions, and sometimes introduction or expansion of international sanctions or other countermeasures by Western countries against Russia, or calls for introduction of additional sanctions, and may continue to do so in the future. The emergence of new or escalated tensions between Russia and neighboring states or other states could negatively affect the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

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

As Russia produces and exports large quantities of crude oil, natural gas, petroleum products and other commodities, the Russian economy is particularly vulnerable to fluctuations in oil and gas prices as well as other commodities prices, which historically have been subject to significant volatility over time, as illustrated by the recent decline in crude oil prices. Russian banks, and the Russian economy generally, were adversely affected by the global financial crisis. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016-2017 some of those economic trends reversed or moderated, with oil prices increasing somewhat, inflation rates declining significantly and gross domestic product returning to modest growth. Economic instability resumed in 2018, with the ruble depreciating significantly and inflation exceeding the government’s forecasts. In 2019, the ruble was relatively stable with intermittent volatility and inflation was below government forecast; however, the first quarter of 2020 saw another abrupt drop in oil prices, and, as a result, the value of the ruble, which then continued to be volatile throughout the year (see “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”). There can be no assurance that any measures adopted by the Russian government to mitigate the effect of any financial and economic crisis will result in a sustainable recovery of the Russian economy. Current macroeconomic challenges, low or negative economic growth in the United States, China, Japan and/or Europe and market volatility due to the outbreak of COVID-19 or other factors may provoke or prolong any economic crisis.

As an emerging economy, Russia remains particularly vulnerable to further external shocks. Events occurring in one geographic or financial market sometimes result in an entire region or class of investments being disfavored by international investors – so-called “contagion effects”. Russia has been adversely affected by contagion effects in the past, and it is possible that it will be similarly affected in the future by negative economic or financial developments in other countries. Economic volatility, or a future economic crisis, may undermine the confidence of investors in the Russian markets and the ability of Russian businesses to raise capital in international markets, which in turn could have a material adverse effect on the Russian economy and the Group’s results of operations, financial condition and prospects. In addition, any further declines in oil and gas prices or other commodities pricing could disrupt the Russian economy and materially adversely affect our business, financial condition, results of operations and prospects.

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

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to Rosstat, inflation in the Russian Federation was 12.9% in 2015, 5.4% in 2016, 2.5% in 2017, 4.2% in 2018, 3% in 2019 and 4.9% in 2020. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

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

Russian law generally provides that shareholders in a Russian joint-stock company or participants in a limited liability company are not liable for that company’s obligations and risk only the loss of their investment. This may not be the case, however, when one company (the “effective parent”) is capable of making decisions for another (the “effective subsidiary”). Under certain circumstances, the effective parent bears joint and several responsibilities for transactions concluded by the effective subsidiary in carrying out such decisions.

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

In addition to Russia, our operations in Kazakhstan are significant. In many respects, the risks we face in operating business in Kazakhstan are similar to those in Russia as set out above in “– Risks Relating to the Russian Federation and Other Markets in Which We Operate”. As is typical of an emerging market, Kazakhstan does not possess a well-developed business, legal and regulatory infrastructure and has been subject to substantial political, economic and social change. Our business in Kazakhstan is subject to Kazakhstan specific laws and regulations including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. In addition, we are exposed to foreign currency fluctuations between the Russian ruble and the Kazakh tenge, which could affect our financial position and our profitability. Our failure to manage the risks associated with doing business in Kazakhstan could have a material adverse effect upon our results of operations.

Risks Relating to Taxation

Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations.

In 2013 the Organization for Economic Co-operation and Development (“OECD”) and G20 countries accepted that existing international tax rules create opportunities for base erosion and profit shifting, because these rules have been designed more than a century ago. Pursuing solutions for this problem, OECD and G20 countries adopted a 15-point Action Plan to Base Erosion and Profit Shifting (“BEPS”). The BEPS package of measures represents the substantial renovation of the international tax rules. In light of the new measures, it is expected that profits will be reported where the economic activities that generate them are carried out and where value is created.

The Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD in 1988 and amended by Protocol in 2010 is now signed by 141 jurisdictions (the Russian Federation, Cyprus, UAE are among the signatories). This Convention, by virtue of its Article 6, requires competent authorities of jurisdictions-signatories to participate in the automatic exchange of information that is foreseeably relevant for the administration or enforcement of their domestic laws concerning the taxes. In addition, by virtue of Article 5 the Convention requires competent authorities of jurisdictions-signatories to participate in the exchange of information on request and, by virtue of Article 7, stipulates that such competent authorities should participate in spontaneous exchange of information. The tax authorities (including, Russian, Cypriot and UAE tax authorities) already cooperate in terms of mutual administrative assistance in tax matters. In compliance with the requirements of Article 6 of this Convention in 2016 the Russian Federation joined the Standard for Automatic Exchange of Financial Account Information (Common Reporting Standard, the “CRS”). CRS calls on jurisdictions to obtain information from their financial institutions and automatically exchange that information with other jurisdictions on an annual basis. The Russian Federation also adopted country-by-country reporting (“CbCR”) requirements which assume automatic exchange of county-by-country reports. The mandatory CbCR reporting for multinational enterprise groups was introduced in Cyprus as well. The new means of global exchange of financial information provide for much more transparency of international transactions. Due to information exchange instruments the tax authorities are becoming much more efficient in combating tax avoidance. Currently, the Russian Federation applies automatic exchange of financial information, among others, with Cyprus and UAE and does not apply such automatic exchange of financial information with the UK.

The above developments in terms of global information exchange could complicate tax planning as well as related business decisions and could possibly expose us to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

On November 24, 2016, the OECD published the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof. As a minimum standard MLI implements principle purposes test, under which treaty benefits are disallowed if one of the principle purposes of the transaction or the structure was to obtain tax benefit. Depending on the position chosen by the party of MLI, certain optional provisions limiting tax treaty benefits could also apply. For example, the reduced rate on dividends provided under a double tax treaty shall be denied if the conditions for holding equity interest or shares by the time of the dividend payout are met over less than a 365-day period. The optional provisions of MLI also provide for Dual Resident Entities rules under which if there is a conflict of tax residency for the person (other than an individual) and competent authorities do not come to an agreement on the relevant person, it shall not be entitled to any tax relief or exemption provided by the relevant double tax treaty except to the extent as may be agreed upon by the competent authorities. Given that certain provisions of MLI are optional and are subject to notifications and reservations by the states-parties, tax consequences should now be determined by way of considering several sources of legislation, namely the domestic tax law, double tax treaties and MLI provisions, which have been adopted by states-parties to the relevant double tax treaty.

Cyprus Government ratified the MLI on January 22, 2020. Cyprus has adopted the minimum standards of the MLI and made full reservations on all other provisions of the MLI, including replacement of the “effective management” concept with the mutual agreement procedure between the jurisdictions of which the entity shall be deemed to be a resident. In effect, the double tax treaties of Cyprus will be amended to include these provisions without further bilateral negotiations after the other jurisdiction of the respective tax treaty has deposited its instrument of ratification, acceptance, or approval of the MLI, and a specified time period has passed. The UAE has ratified MLI on May 29, 2019 covering 114 of its double tax treaties, adopting the minimum standards and making certain reservations with respect to optional provisions.

On May 1, 2019 the MLI was ratified by the Russian Federation. Starting from 2021, MLI has come into effect in respect of withholding taxes covered by tax treaties concluded by the Russian Federation with 34 countries (including tax treaty with Cyprus). Application of MLI could potentially limit tax benefits granted by double tax treaties of Russian Federation and Cyprus.

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

Following the global trend on increase of substance requirements in various jurisdictions, starting from 2019, certain jurisdictions (including traditional offshore jurisdictions) implement legislation that requires companies registered in the relevant offshore jurisdiction to maintain actual substance on the territory of such jurisdictions, which may include, amongst others, the qualified personnel, premises located in the particular jurisdiction, reasonable expenses to support daily operation of the company.

We cannot exclude that we might be subject to additional costs and/or tax liabilities resulting from the said requirements, which could have a material adverse effect on our business, financial condition and results of operations.

Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia.

We are subject to a broad range of taxes and other compulsory payments imposed at federal, regional and local levels, including, but not limited to, profits tax, VAT and social contributions. Tax laws, namely the Russian Tax Code, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is still unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective. The Russian tax laws and regulations are subject to frequent changes, varying and contradicting interpretations and inconsistent and selective enforcement. Although the quality of Russian tax legislation has generally improved since the introduction of the first and second parts of the Russian Tax Code, there is a possibility that in the future Russia may impose arbitrary or burdensome taxes and penalties, which could adversely affect our business, financial condition and results of operations.

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

Starting from January 1, 2015, a number of amendments have been made to the Russian tax legislation introducing, among others, the concepts of controlled foreign companies, corporate tax residency and beneficial ownership (see also “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”).

On November 27, 2017, the Federal Law No. 340-FZ introducing CbCR requirements was published. The mandatory filing of CbCR is, in general, in line with the OECD recommendations within the BEPS initiative. The law has taken effect on the date of its official publication, and its provisions apply to financial years starting in 2017 (except for the provisions regarding the national documentation). These amendments would require multinational corporate enterprise groups with consolidated revenues of over certain threshold to submit annual CbCR, as well as certain other reporting forms detailing multinational corporate enterprises groups operations (locally and globally, respectively), as well as transfer pricing methodologies applied to intra-group transactions. Thus, if we reach the reporting threshold established for the consolidated revenue of the group (over RUB 50 billion if parent company for CbCR purposes is regarded as Russian tax resident or over relevant threshold established in any other jurisdiction as applicable (e.g. EUR 750 million for Cyprus))) we may be liable to submit relevant CbCR. It is unclear at the moment how the above measures will be applied in practice by the tax authorities and courts. It is important that, for example, the above changes and amendments to the Russian Tax Code introduced by the law do not replace the already existing transfer pricing documentation requirements.

In addition, in 2019, the OECD proposed introduction of action plans under two pillars as measures to limit the erosion of the tax base in the digital era. The Pillar 1 plan provides for a new tax regime under which multinational enterprises with consolidated revenues exceeding a certain threshold would pay corporate income tax in those countries where they have a large customer base. The tax would be paid based on a prescribed formula under which a certain portion of consolidated profits of multinational enterprises exceeding a set threshold would be allocated to jurisdictions where such enterprises have substantial customer base even without traditional presence in the form of subsidiary or a branch. This new approach to determine taxable base and associated tax payment procedure would apply to automated digital service providers and consumer-facing businesses. The Pillar 2 plan proposes tax rules under which multinational enterprises would be liable tax at not less than certain minimum tax rate set on a global basis. This Pillar 2 should address remaining BEPS challenges by ensuring large companies pay a minimum level of tax on income regardless of where it arises. Although the agreement on the two plans has not yet been reached to date, the OECD has published documents that contain the principal arrangements and main options to be discussed. It is currently unclear what will be the effect from these initiatives, in what form these suggested new tax rules will be applied and how these initiatives will impact on business and operations.

Certain other changes were introduced to the Russian Tax Code over the recent years, namely changes to types of controlled transactions subject to transfer pricing rules, increase of the VAT rate to 20%, etc.

On September 8, 2020 the protocol on amendment of double tax treaty between Russia and Cyprus was signed. The amendments increased withholding tax rate envisaged by this double tax treaty in respect of dividends and interest to 15% (with certain exceptions). The amendments were ratified in the end of 2020 and came into effect starting from January 1, 2021.

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

On July 19, 2017, new anti-avoidance provisions were introduced by the Article 54.1 of the Russian Tax Code, which replaced the previously existing concept of “unjustified tax benefit”. These anti-avoidance provisions establish two specific criteria that should be met simultaneously to entitle a taxpayer to reduce the tax base or the amount of tax: (i) the main purpose of the transaction (operation) is not a non-payment (incomplete payment) and (or) offset (refund) of the amount of tax; and (ii) the obligation under the transaction (operation) is executed by a person who is a party to a contract entered into with the taxpayer and / or a person to whom the obligation to execute a transaction (operation) was transferred under a contract or law. The Russian Tax Code specifically indicates that signing of primary documents by an unidentified or unauthorized person, violation by the counterparty of tax legislation, the possibility to obtain the same result by a taxpayer by entering into other transactions not prohibited by law cannot be considered in itself as a basis for recognizing the reduction of the tax base or the amount of tax unlawful. However, application of these criteria is still under consideration of the tax authorities, therefore, no assurance can be given that positions of taxpayers will not be challenged by the Russian tax authorities.

The Russian Ministry of Finance issued clarifications that the concepts expressed in Resolution No. 53 and evolved in the relevant court practice should not be applied by the Russian tax authorities in the course of tax audits following the enactment of new anti-avoidance rules. However, it cannot be excluded that this new concept could be applied by the tax authorities in a broader sense. There were some recent publications in mass media with reference to the Head of Federal Tax Service of the Russian Federation stating that more than 85% of tax disputes based on Article 54.1 of the Russian Tax Code are ruled out in favor of the tax authorities. Furthermore, recently the Russian tax authorities issued the new clarifications regarding application of Article 54.1 of the Russian Tax Code. In view of this trend and taking into the account the uncertainties with application of anti-avoidance concept, this could possibly expose our Group to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

Our Russian subsidiaries are subject to tax audits by Russian tax authorities which may result in additional tax liabilities.

Generally, taxpayers are subject to tax audits for a period of three calendar years immediately preceding the year in which the decision to conduct the audit is taken. Nevertheless, in some cases the fact that a tax period has been reviewed by the tax authorities does not prevent further review of that tax period, or any tax return applicable to that tax period within three-year statute of limitation period. In addition, based on the court practice and the first part of the Russian Tax Code, the three-year statute of limitations for tax liabilities is extended if the actions of the taxpayer create insurmountable obstacles for the tax audit. Because none of the relevant terms is defined in Russian law, the tax authorities may have broad discretion to argue that a taxpayer has “obstructed” or “hindered” or “created insurmountable obstacles” in respect of an audit, effectively linking any difficulty experienced in the course of their tax audit with obstruction by the taxpayer and use that as a basis to seek tax adjustments and penalties beyond the three-year term. Therefore, the statute of limitations is not entirely effective. Tax audits may result in additional costs to our Group if the relevant tax authorities conclude that our Russian subsidiaries did not satisfy their tax obligations in any given year. Such audits may also impose additional tax burdens on our Group by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, financial condition and results of operations.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions.

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019, transactions between Russian tax residents will be controlled only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and at the same time one of the conditions stipulated in Article 105.14 of Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with counterparties from blacklisted countries, transactions between related parties with participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 60 million threshold. As a side effect of this change, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

The burden of proving market prices, as well as keeping specific documentation, lies with the taxpayers. In certain circumstances, the Russian tax authorities may apply the transfer pricing rules and methods in cases where the rules are formally not applicable, claiming additional tax charges calculated using the transfer rules but based on other tax concepts (e.g. anti-avoidance rules, lack of economic justification of expenses, etc.). For more information see “Our business in Russia may be deemed to receive unjustified tax benefits”. It is therefore possible that the Group entities established in Russia may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and developing practice of application of the Russian transfer pricing legislation the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they could have a material adverse effect on our business, financial condition and results of operations.

Cyprus transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to intra group financing transactions and/or all related party transactions.

The arm’s length principle in the Cyprus income tax law requires that all transactions between related parties should be carried out on an arm’s length basis, being at fair values and on normal commercial terms.

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

On June 30, 2017, the Cyprus tax authorities issued a tax technical circular (Circular) providing guidance for the tax treatment of intra-group financing transactions (IGFTs). The Circular effective as from July 1, 2017 closely follows the application of the arm’s length principle of the OECD Transfer Pricing Guidelines and it applies for all relevant existing and future IGFTs. In this respect, the remuneration on all IGFTs should be supported by a transfer pricing study in order to be accepted by the Cyprus tax authorities.

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

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws with respect to any other related party transactions. However, Cyprus is in the late stages of adopting transfer pricing rules, covering all types of transactions, that are applicable to Cyprus tax resident companies or Cyprus permanent establishments that meet the standards set in the OECD BEPS Action 13: Transfer Pricing Documentation and Country-by-Country Reporting. The Cyprus draft transfer pricing legislation is expected to be enacted within the coming months.

We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia.

Dividends paid by a Russian legal entity to a foreign legal entity are generally subject to Russian withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. We intend to rely on the Russia-Cyprus double tax treaty. The Russian-Cyprus double tax treaty allows reduction of withholding income tax on dividends paid by a Russian company to a Cypriot company provided that the following conditions are met: (i) the Cypriot company is a tax resident of Cyprus within the meaning of the tax treaty; (ii) the Cypriot company is the beneficial owner of the dividends; (iii) the dividends are not attributable to a permanent establishment of the Cypriot company in Russia; (iv) the conditions established by the Russia-Cyprus double tax treaty for application of the reduced tax rate are satisfied; (v) the treaty benefits are not disallowed by the applicable provisions of MLI; and (vi) the treaty clearance procedures are duly performed.

The new Protocol of September 8, 2020 coming into effect from January 2021 increased withholding tax rates in respect of interest and dividend income to 15% (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The reduced 5% tax rate in respect of dividend and interest income is envisaged for certain categories of income recipients, including public companies whose shares are listed on a registered stock exchange provided that at least 15% of the voting shares of that company are in free float and which holds directly at least 15% of the capital of the company paying the dividends throughout a 365 days period that includes the day of payment of the dividends. The Cypriot holding company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus double tax treaty in respect of dividend income. However, there is no assurance that the Russian Ministry of Finance will not revise its position in the future or that the Russian tax authorities will not challenge the Company’s position in this respect. There is also no assurance that the reduced withholding income tax rate under the Russia-Cyprus double tax treaty will be applied to interest income.

The application of Russia-Cyprus double tax treaty benefits could be also disallowed if our Cypriot holding company fails to duly perform the treaty clearance procedures at the date when the dividend payment is made. In this case, we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 5% (as applicable). However, there can be no assurance that such taxes would be refunded in practice. Furthermore, starting from January 1, 2015, a number of amendments had been made to the Russian tax legislation introducing, amongst others, the concept of beneficial ownership. Under this concept, double tax treaty benefits are only available to the recipient of income from Russian sources, if such recipient is the beneficial owner of the relevant income. Foreign entities that do not qualify as beneficial owners may not claim double tax treaty relief even if they are residents in a double tax treaty country. Starting from 1 January 2017, the Russian Tax Code requires the tax agent to obtain confirmation from the non-resident holder-legal entity that it is the beneficial owner of the relevant income. Russian tax law provides neither the form of such confirmation nor the precise list of documents which can demonstrate the beneficial owner status of the recipient with respect to the received income. Due to the introduction of these changes, there can be no assurance that treaty relief at source will be available in practice. According to the recent clarifications of the Russian tax authorities, a foreign company may not benefit from a double tax treaty if its activity does not have a real business purpose, if such company does not bear any risks that are normal for business activity, such company does not benefit from the use of such income and its employees actually do not control/ manage such company. If activities of the company are limited to investments and/or financing of a group of companies, it cannot be considered as an independent business activity and it is not enough to confirm the beneficial owner status of the recipient of income. In addition, it is unclear how the beneficial ownership concept will evolve in the future. As a result, there is a risk that application of the concept of beneficial ownership may result in the inability of the foreign companies within our Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia.

Cypriot holding company intends to use simplified approach for confirmation of the beneficial ownership status that has recently been adopted for public companies with shares and (or) depository receipts comprising more that 25% of their share capital admitted to trade on a qualifying stock exchange if the respective confirmation letter on its beneficial ownership status and documents confirming publicly traded company status are in place. Since this simplified approach is relatively new and untested there is no assurance that the Russian tax authorities will not challenge our beneficial ownership status.

We may be deemed to be a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident in Cyprus for tax purposes if its management and control is exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. For more details in relation to tax residency in Cyprus see “Item 10.E Taxation – Material Cypriot Tax Considerations – Tax residency of a company”. On October 22, 2020 the Cyprus Council of Ministers approved the Cyprus draft budgetary plan for 2021 (the “draft budget”) which announced two unilateral tax measures to address aggressive tax planning, one of which being the introduction of corporate tax residency test based on incorporation in addition to the existing “management and control” test.

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

The double tax treaty in force between Cyprus and Russia provides that a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. In case both states claim the tax residency of the company, the process of determining the effective management will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors. In cannot be excluded that the Covid-19 restrictions limiting the ability of the directors who are not Cypriot citizens to travel and physically attend the meetings of the board of directors could have certain impact on the application of the Cypriot tax residency concept and associated risks. However, the Company has already obtained a tax ruling from the Cyprus tax authorities where the Cyprus tax authorities confirm that tax residency position of the Company for 2020 and 2021 is not affected due to borders shutdown and inability of the directors to attend meetings in person.

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

Due to our international structure (see “Item 18. Financial Statements, Note 5. Consolidated subsidiaries”), we are subject to permanent establishment rules and transfer pricing risks in various jurisdictions in which we operate. We manage the related risks by looking at management functions and risks in various countries and level of profits allocated to each subsidiary. If additional taxes are assessed in connection with these matters, they may be material. The Russian Tax Code contains the concept of a permanent establishment in Russia as means for taxing foreign legal entities, which carry on regular operational activities in Russia beyond the activities of preparatory and auxiliary nature.

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

The Russian Federation, like a number of other countries in the world, is actively involved in implemenation of measures against tax evasion through the use of low tax jurisdictions as well as aggressive tax planning structures. Starting from January 1, 2015, the Federal Law No. 376-FZ, introducing the concept of “controlled foreign companies” (the “CFC Rules”), the concept of “corporate tax residency” and the concept of “beneficial ownership” into Russian tax legislation, came into force. Moreover, Russia has entered into several multilateral agreements for the exchange of information between the tax authorities of different countries.

Under the Russian CFC Rules, in certain circumstances, undistributed profits of foreign companies and non-corporate structures (e.g., trusts, funds or partnerships) domiciled in foreign jurisdictions, which are ultimately owned and/ or controlled by Russian tax residents (legal entities and individuals) will be subject to taxation in Russia. The Russian CFC Rules are being constantly developed. A number of amendments to the Russian CFC Rules were made within 2015-2020 years. In the meantime, certain provisions of the Russian CFC Rules are still ambiguous and may be subject to arbitrary interpretation by the Russian tax authorities.

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

Under the Russian Tax Code, a beneficial owner is defined as a person with by means of direct and/or indirect participation or control over other organizations or otherwise, has the right to own, use or dispose of income, or the person on whose behalf another person is authorized to use and/or dispose of such income. When determining the beneficial owner, the functions of a foreign person that is claiming the application of reduced tax rates under an applicable double tax treaty and the risks that such person takes should be analyzed. In accordance with the provisions of the Russian Tax Code, the benefits of a double tax treaty will not apply if a foreign person claiming such benefits has limited powers to dispose of the relevant income, fulfills intermediary functions without performing any other duties or taking any risks and paying such income (partially or in full) directly or indirectly to another person who would not be entitled to the same benefits should it received the income in question directly from Russia. Starting from January 1, 2017, the Russian Tax Code requires a tax agent, i.e. the payer of income, in addition to a certificate of tax residency to obtain a confirmation from the recipient of the income that it is the beneficial owner of the income. To date, there is still no approved or recommended format of such confirmation letter and (or) the precise list of documents to be obtained from the recipient of income claiming the beneficial owner status.

It cannot be excluded that we might be subject to additional tax liabilities because of these changes being introduced and applied to transactions carried out by us, which could have a material adverse effect on our business, financial condition and results of operations (see also “We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia”, “Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations”).

The Russian thin capitalization rules allow for different interpretations, which may affect our business, results of operations and financial condition

Russian tax legislation contains thin capitalization rules envisaged under the point 2 of the Article 269 of the Russian Tax Code. These rules under certain conditions limit the amount of interest that could be deducted by the Russian companies with direct or indirect participation of foreign company. These rules were subject to frequent amendments and different interpretations over the past years

Our Russian subsidiaries may be affected by the Russian Federation’s thin capitalisation rules in respect of loans from or have loans guaranteed by foreign or Russian related parties.

It is currently unclear how the Russian tax authorities could interpret and apply thin capitalisation rules. Specifically, it is unclear whether thin capitalization rules should be applied to coupon payments on bonds issued by one of our Russian subsidiaries when the investors in such bonds have irrevocable public offer from Group companies in place. If thin capitalization rules are applied, the Russian tax authorities may disallow part or full coupon payments for income tax deduction purposes. As a result, non deductible coupon payments would be considered as payment of dividends and subsequently would be subject to withholding tax rate at 13% or 15%. As at the date of this Report there is no available court practice on this matter. It cannot be ruled out that we might be subject to additional tax liabilities, which could have a material adverse effect on our business.

ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs.

In the event that the proceeds from a sale, exchange or disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees). In case of non-resident holders that are legal entities or organizations proceeds from sale, exchange or disposal of ADSs would be regarded as Russian source proceeds subject to tax in Russia at the rate of 20% if more than 50% of our assets directly or indirectly consist of immovable property in located in Russia. Relevant tax may be eliminated under any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief, including beneficial ownership requirements, and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that no more than 50% of our assets consist of immovable property situated in Russia (as defined in the treaty). If not less than 50% of our assets were to consist of immovable property situated in Russia, the benefits of the United States-Russia double tax treaty may not be available to an ADS holder (whether a legal entity or an individual). For more details, see “Russian Tax Considerations Relevant to the Purchase, Ownership and Disposal of the ADSs”. We believe that this should not be applicable to ADSs as our assets do not directly or indirectly by more than 50% consist of the immovable property located in Russia as of the date of this Report.

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

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 62,712,975 ordinary shares, including those represented by ADSs. Our shares that are not currently represented by ADSs could generally be added into our ADS program in relatively short order, subject to applicable securities laws restrictions. Our significant shareholders currently include Mr. Sergey Solonin (see “– The substantial share ownership position of our chief executive officer Sergey Solonin may limit your ability to influence corporate matters”) and Otkritie Bank (see “– The substantial share ownership position of Otkritie could be adverse to the interests of our minority shareholders”), both of whom have certain registration rights and are able to cause us to conduct registered offerings. A significant sale of our securities by any of these holders or any other future owner of a substantial stake in our company could have a detrimental effect on the trading price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

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

In order to raise funding in the future, we may issue additional class B shares, including class B shares represented by ADSs. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied). Our ADS holders may not be able to exercise pre-emptive rights for class B shares represented by ADSs unless applicable securities law requirements are adhered to or an exemption from such requirements is available. In the United States, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurance that an exemption from the registration requirements of the Securities Act would be available to enable U.S. holders of ADSs to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable U.S. holders of ADSs to rely on it. Accordingly, our ADS holders may not be able to exercise their pre-emptive rights on future issuances of shares, and, as a result, their percentage ownership interest in us would be reduced.

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

ADS holders acquire the beneficial, and not the legal, interest in the underlying class B shares, which the depositary holds for them, under the terms of the deposit agreement. The intended effect is to ring-fence the class B shares in the hands of the depositary by conferring a property interest on ADS holders as beneficiaries. However, the interest of the ADS holders as beneficiaries in the class B shares, is indirect, in the sense that in the normal course they do not have any direct recourse to the class B shares nor do they have any direct right of action against us.

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

Our primary subsidiaries are QIWI Bank (JSC), or Qiwi Bank, JSC QIWI and Sette FZ-LLC. JSC QIWI was incorporated in Russia in January 2004, and its key business functions include the provision of payment processing services as well as development and maintenance of our physical distribution network. QIWI Payments Services Provider Limited was incorporated in the United Arab Emirates in February 2011, and until December 31, 2019 was one of our primary subsidiaries. In 2019 in order to optimize our business operations we incorporated Sette FZ-LLC in the United Arab Emirates. All rights and obligations of QIWI Payments Services Provider Limited under the contracts with most merchants and partners have been transferred to Sette FZ-LLC.

In September 2010, we acquired Qiwi Bank from a group of our then-current shareholders. In June 2015, we acquired the Rapida payment processing system and the Contact money transfer system from Otkritie Investment Cyprus Limited and subsequently in April 2017, they merged into Qiwi Bank.

In June 2018, QIWI, Otkritie Bank and the Tochka management signed a partnership agreement to establish a new entity JSC Tochka to collectively develop the Tochka business, as a digital banking service focused on offering a broad range of services to small and medium-sized businesses. JSC Tochka commenced its business operations in February 2019.

In July 2018, we acquired 100% of Rocketbank, a digital banking service offering debit cards and deposits to retail customers, from Otkritie Bank. In 2019, the Board of Directors requested that management investigates the potential for a partial or complete sale of Rocketbank. As we were unable to find a suitable buyer for Rocketbank, the Board of Directors resolved to wind down Rocketbank’s operations. The wind-down of Rocketbank’s operations was substantially completed in 2020.

In 2016, we launched a payment-by-installment card project SOVEST. In July 2020, following a strategic decision to divest the project, we sold the SOVEST consumer-lending business to Sovcombank. In connection with this transaction we assigned receivables from SOVEST customers (the portfolio of installment card loans) and trasnsfered certain other assets related to the SOVEST project to Sovcombank.

In 2019, we launched the Factoring PLUS project, which develops factoring financing and digital bank guarentee products. In order to fund the growth of the factoring portfolio, in October 2020 our special purpose finance vehicle, QIWI Finance LLC, incorporated in Russia, issued RUB 5 billion unsecured bonds due in 2023 that were listed on the Moscow Stock Exchange.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2020 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects.”

For a description of the rules and regulations under which we are governed, see Item 4 “Regulation.”

B.	Business Overview

We are a leading provider of next generation payment and financial services in Russia and the CIS. We have an integrated proprietary network that enables payment services across online, mobile and physical channels as well as provides access to certain financial services that we offer to our customer and B2B partners. We have deployed over 18.1 million virtual wallets, over 113,000 kiosks and terminals, and enabled merchants, customers and partners to accept and transfer over RUB 135 billion cash and electronic payments monthly connecting over 31 million consumers using our network at least once a month (aggregating consumers across QIWI and Contact networks, without eliminating potential duplication). Our consumers, merchants and partners can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ our open API infrastructure and use our highly customizable, sophisticated payment solutions including acquiring services, instant payouts, payment gateways and other infrastructural solutions to serve their business or personal needs. We believe the complementary combination of our physical and virtual payment and financial services as well as our open infrastructure provides a differentiated convenience offer to our consumers and creates a strong network effect that drives payment volume and scale across the business.

We are also developing certain financial services, which we believe can complement our well-developed digital payment infrastructure. Through the Tochka and Factoring PLUS projects, we expanded our offering for SME customers and sole proprietors, while our data-related projects contribute to our value proposition enforcing our ecosystem. Our Flocktory project provides SaaS (“software-as-a-service”) platform and offers various solutions for marketing and advertising automation.

We continue working on further broadening the scope of services, products, and use cases that we offer our customers and partners and aim to develop new niches we have not penetrated yet. We believe that our leading market position, proprietary network, and complementary services provide us with competitive advantages that have enabled us to generate strong growth and profitability.

We operate in and target markets and segments that lack convenient digital solutions for customers and partners to pay or accept payments for goods and services, transfer money or use other financial tools in online, mobile and physical environments or that are largely cash-based. We help consumers, merchants and partners connect more efficiently in these markets by providing an integrated network of virtual wallets, applications, acquiring and payout services, open APIs and physical distribution points as well as payment gateways and methods that enable consumers to use differentiated funding sources to pay to any merchant or to another user in or outside of our network or access other services quickly and securely through a variety of interfaces.

Our platform and products provide simple and intuitive user interfaces, convenient access, quick on-boarding and high quality services combined with the reputation and trust associated with the QIWI Group brands. In Russia and Kazakhstan, the QIWI brand is well known and our digital solutions as well as our kiosks and terminals provide differentiated access to alternative payment infrastructure for our customers in those countries. Further, we believe that the popularity and usage of our financial services in Russia is increasing, with these services well regarded by our customers.

We distribute our payment services primarily through our virtual products, most notably QIWI Wallet, which enables consumers to access, make and receive payments through their computers or mobile devices. Our customers can seamlessly create an online account, or virtual wallet, with QIWI through a variety of interfaces where they can store money, deposited from cash or funded from other sources, such as cards, bank accounts, mobile phone balances or money transfers to make payments and purchases at any time or they can make cash payments directly through our physical distribution network. Our services also allow merchants in Russia and other markets, including leading digital entertainment and online service providers and retailers, financial institutions, MNOs, and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily or use other services such as acquiring or payout solutions. Our partners can also use our infrastructure to create sophisticated payment and payout solutions and use various payment and financial tools we provide to service their operations. Our payment infrastructure offers diversity and flexibility that helps us deliver convenient solutions and satisfy the needs of a broad range of customers.

Moreover, our payment solutions target a variety of use cases creating an ecosystem that can be used to meet the diverse needs of our customers. These use cases include secure peer-to-peer and card-to-card money transfers for friends splitting lunch or self-employed people collecting money for their services; a light banking solution with a variety of upload channels; payment tools for the younger and underbanked population with easy on-boarding, wide acceptance and intuitive interfaces; unique payment tools for gamers and other specialized categories of users; and convenient solutions for payment collection for large, small and very small merchants including customizable open API capabilities, mass payouts solutions, online acquiring, etc.

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest virtualization, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that the breadth and reach of our network and product offering, along with the proprietary nature of our technology platform, differentiates us from our competitors and allows us to effectively manage and update our services and realize a strong operating advantage with growth in volumes and diversification of our product offering. Historically, our payment services business has been a major part of our operations and it currently generates most of our revenues. We are constantly striving to diversify our product offering and range of services with certain new projects contributing to our payment services business and others aimed at penetrating new areas of the financial services market. In order to best reflect our current operational and management structure, we distinguish three key operating segments in addition to the Corporate and Other category, as set out below:

•

Payment Services segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, Contact Money Remittance system; and our merchant focused services, such as QIWI Cashier or acquiring services;

•	Consumer Financial Services segment, which encompasses our consumer lending business SOVEST (which was divested in July 2020);

•	Rocketbank segment, which encompasses Rocketbank, a digital banking service offering debit cards and deposits to retail customers (which was wound down in 2020), and

•

Corporate and Other category, which encompasses expenses associated with the corporate operations of QIWI Group, as well as our R&D, early stage business models or non-core projects, and projects that don’t pass the threshhold for qualifying as separate reporting segments, including Tochka, Factoring PLUS, and Flocktory.

Payment Services

Payment Services historically have been and continue to be our key business and core area of expertise. We offer our customers and partners unique payment processing infrastructure with easy on-boarding and diverse functionality that works seamlessly across virtual and physical channels and a wide range of accessible, intuitive digital services. We aim to develop a secure and convenient multi-use case platform to help our customers and partners satisfy a full range of their transactional and financial needs.

Our Payment Network

Consumers and partners access our payment network through two primary channels: 1) virtual distribution, represented by our online products and APIs that we operate and 2) our physical distribution, represented by our kiosks and terminals as well as payment gateways. These two channels are highly synergetic, creating a self-reinforcing network that we believe has been key for the continuing success of our business.

In 2018, 2019, and 2020, we processed RUB 1,138 billion, RUB 1,489 billion, and RUB 1,617 billion in payments, respectively.

Virtual Distribution

Overview

We offer our customers and partners a variety of payment products and services, including our core QIWI Wallet product. Qiwi Wallet is an online and mobile payment processing and money transfer system that we operate in Russia, Kazakhstan and other countries which allows customers to pay for the products and services of the merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. Using a virtual wallet, its holder can make online purchases and payments through a convenient, secure and intuitive online or mobile interface with multiple payment methods. The agreements between Qiwi Bank and Visa (which, to our knowledge, are generally consistent with those Visa enters into with other member banks in its network) allow us to issue Visa prepaid cards and provide our customers with access to Visa Direct card-to-card transfer services. Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant that accepts Visa worldwide. It also allows our customers and partners to create and use highly customizable payment and payout solutions built on our infrastructure and covering a wide variety of business and personal needs. We believe Qiwi Wallet is one of the leading virtual wallets in Russia.

We also operate the Qiwi Wallet brand in certain jurisdictions outside of Russia, predominantly in Kazakhstan.

In 2018, 2019 and 2020, we had 20.8 million, 22.5 million, and 18.1 million active virtual wallets registered with our system as of year-end, respectively.

Apart from the broad functionality of our core QIWI Wallet product, we offer our consumers certain additional products and applications that complement or enhance our main value proposition. These products include Qiwi Bonus, which offers discounts, cash-backs and loyalty programs from our merchants, and Qiwi Travel, which provides customers with services to search, book and purchase airline tickets. We are also developing digital money remittance services as part of CONTACT money remittance system proposition. We also offer our customers an open API (Application Programming Interface) solution that allows to customize the interface of QIWI Wallet to make payment acceptance and collection more convenient. QIWI Wallet open API is one of the core features of our QIWI Master product that was developed specifically for self-employed individuals working in the online advertising industry. QIWI Master allows them to issue an infinite number of virtual cards that can be linked to one QIWI wallet in order to track costs for different advertising campaigns simultaneously in an intuitive and user-friendly manner.

We offer our merchants and partners a number of solutions that complement and improve on our basic payment acceptance capabilities. These products include a solution for merchants to connect QIWI Wallet directly to their checkout page and manage their account with us online; acquiring services that enable merchants to get a one stop payment acceptance solution with the majority of means of payments, mass payouts solutions for the digital entertainment industry or businesses working with self-employed individuals, and certain other infrastructural solutions like Interactive Bets Accounting Center (TSUPIS) for betting merchants.

We believe that our ability to leverage our technological platform and create convenient infrastructural solutions demanded by our partners and customers is a defining feature of our network that has enabled us to expand our business and penetrate new niches that will continue to fuel our growth going forward.

Our Virtual Wallet

With Qiwi Wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, whether deposited in cash or funded from a variety of sources such as mobile phone balances, bank accounts, credit or debit cards, or money transfers (including winning repayments and other merchant reloads and peer-to-peer transfers), and use it to make payments, purchases, peer-to-peer transfers or to remit money. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked. See Item 3D Risk Factors – “Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes.”

We believe that a key part of our service offering is consumer convenience and ease of use. Qiwi Wallet is available through a variety of interfaces, including mobile applications, its own website, touch-screens of our kiosks, and merchant websites. An increasing share of consumers are accessing Qiwi Wallet through our mobile applications rather than through our own website (which was historically the most popular Qiwi Wallet interface), or our kiosk network. Nevertheless, kiosks remain an important channel for consumers to load and reload their Qiwi Wallet accounts, which we believe highlights the synergies between our physical and virtual distribution.

The account loading process is simple and intuitive regardless of the interface that the consumer uses to access Qiwi Wallet. Normally, a consumer just needs to enter the unique identification number of his or her virtual wallet and indicate the amount and source of money he or she wishes to load to the account. Likewise, while the process of making a payment through Qiwi Wallet may vary slightly depending on the interface, we believe it is intuitive.

We offer downloadable Qiwi Wallet applications for the most popular mobile and digital platforms and devices and support major mobile operating systems, including Android, iOS and other. We believe that these efforts are a vital part of our overall strategy and serve to increase our consumer base.

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

A pull payment is a payment initiated by the consumer from a merchant interface, typically a merchant website through which the consumer makes a purchase. Usually a pull payment includes payments to e-commerce merchants. During the check-out process on a merchant website, the consumer chooses Qiwi Wallet as a payment method and is re-directed to a QIWI Wallet web page. Next, if the consumer is already registered with QIWI Wallet, he or she is prompted to enter his or her mobile phone number to which his or her Qiwi Wallet account is linked and his or her QIWI Wallet password. If the consumer is not yet registered with QIWI Wallet, our system automatically generates a virtual wallet once the mobile phone number is entered. A registered Qiwi Wallet user is then required to select a source of funds to be used, including the prepaid balance of the QIWI Wallet account, a bank card previously linked to the Qiwi Wallet account, or his or her mobile phone account. The consumer may also select a deferred payment option, with our system generating an electronic invoice from the merchant to the consumer, which is stored in the consumer’s virtual wallet and can be paid at a later stage. After a payment option is chosen, the consumer is required to confirm the transaction, and then the funds are withdrawn from the source the consumer has selected and transmitted to the merchant. The only option available to consumers who did not have a QIWI Wallet account previously is the deferred payment option. Once the consumer loads his or her newly registered virtual wallet or links a bank card to it, the invoice can be confirmed and paid, and then the transaction is completed.

Our Reload Channels

QIWI Wallet accounts can be reloaded through most payment methods available on the market, including making cash deposits at any of our kiosks or terminals or third-party kiosks and terminals, via bank cards and accounts, mobile phone balances, online banking and retail or through peer-to-peer wallet transfers. QIWI Wallet also benefits from access to our own network of kiosks and terminals, which is one of the largest cash-reload networks in Russia. In some cases, QIWI Wallet accounts can be reloaded by our merchants or partners, for example when betting merchants are paying out winnings to our users, taxi companies are making payouts to taxi drivers or when microfinance organizations are issuing loans to wallet accounts. These latter reload channels are becoming consistently more important for us as we develop different infrastructural solutions based on our services, creating an ecosystem that is able to satisfy a wider range of payment and financial service needs of our customers. We believe that by offering the convenience of reloading through a variety of sources, we increase the likelihood of consumers using QIWI Wallet and other services that we offer as well as the adoption of such services.

QIWI branded kiosks and terminals historically have been the primary means that consumers use to reload their QIWI Wallet accounts. In 2015 the percentage of reloads made through bank cards, mobile phone balances and directly from bank accounts was less than 15% of total reloads, increasing to more than 25% in 2016. In 2017 and 2018 we observed a further increase in the proportion of non-cash reload channels as well as the growing share of top ups through different payout mechanisms. As of the end of 2020, the share of these top-ups surpassed 75% of the total reloads following the decline in the number of our kiosks and third party kiosks on the market (see “Item 3.D Risk Factors—Risks Relating to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”) and diversification of our payment infrastructure and product offering as well as overall market trend towards digitalization of payments.

Our International Virtual Wallets

As of December 31, 2020, the vast majority of active QIWI Wallet accounts were based in Russia. We also have a limited number of electronic wallets in Kazakhstan.

QIWI Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk of fraud associated with traditional credit and debit cards. Our QIWI Visa Plastic Card is a physical card that can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. QIWI Visa Plastic Cards are linked to the balance of the consumer’s QIWI Wallet and can serve as another extension of QIWI Wallet in to the physical environment. These cards can be ordered through a QIWI Wallet. We believe that the Visa QIWI Plastic Card strongly complements our online capabilities and offers customers a considerably wider range of use cases such as full scope light banking services including cash and electronic reloads, intuitive online interfaces, all types of payments and remittances and cash withdrawals from participating ATMs.

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

We also support such capabilities as Samsung Pay, Apple Pay and Google Pay, which are popular among our customers. We believe that offering our customers the latest technological solutions is pivotal for the development and continued growth of our business.

Physical distribution

Overview

Our physical distribution comprises approximately 94,000 kiosks and approximately 19,000 terminals (including various interfaces at physical points of service) that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the customized interfaces that display our broad range of payment services and ensure the connectivity to our processing platform.

In 2018, 2019 and 2020 we had approximately 110,000, 111,000 and 94,000 kiosks and around 34,000, 23,000 and 19,000 terminals in our network as of year-end, respectively (for a discussion of the dynamics of the number of kiosks and terminals please see – Item 5.A Operating Results. Key Measures of Financial and Operational Performance). We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, kiosks are assembled by third-party manufacturers using our proprietary specifications and are then purchased by over 3,400 agents responsible for placing, operating and servicing the kiosks in high-traffic and convenient retail locations (the number of active agents includes only those who own kiosks and terminals. For reference, the number of active agents in physical distribution in 2018 and 2019 was 4,623 and 4,176, respectively). In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a QIWI terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system.

In 2015, we acquired the Contact money remittance system. Contact is one of the major classic money transfer systems in Russia that partners with over 500 financial institutions and agents to form an extensive network of bank branches and retail offices in more than 180 countries worldwide to provide highly convenient and easily accessible money transfer services to a wide variety of users, digitalizing the offline market as well as strengthening and enlarging our ecosystem.

We have created and continue to develop our payment gateways which allow merchants to accept payments from customers for various goods and services. Our partners who deploy such payment gateways are primarily banks that integrate this payment solution into their remote banking channels, including ATM, internet banking, mobile applications, and websites. In addition to banks, this solution is in demand with our partners in retail and MNOs. The integration of this payment acceptance product allows our partners to increase monetization of the business through an additional income source, attract new customers and instantly start accepting payments to a large number of merchants.

Currently, our physical distribution network is almost entirely located in Russia and Kazakhstan. We also have a limited number of kiosks in Moldova and Belarus.

Our Kiosks and Terminals

A kiosk is a standalone computer terminal with a touch screen and specialized hardware and software, which enables consumers to make cash payments to merchants or reload their QIWI Wallet. Each kiosk is connected to our network using a dedicated SIM card or via the internet and is equipped with a cash acceptor, a printing device and a transaction recording device, along with a number of other capabilities in some cases. Kiosks are relatively easy and inexpensive to install and are equipped with specialized software that monitors the condition of the kiosk and its components.

In addition to kiosks, our network includes approximately 19,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy. We provide these businesses with access to our network through our proprietary software and process payments made by their customers.

Our kiosks and terminals are owned by our agents in physical distribution. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. Historically, we have been signing rental agreements with large retail networks including X5 Retail Group, Magnit, Monetka, Maria-Ra, and Fix Price to further sublease those locations to our agents. We believe it is important to provide our agents with comprehensive support in order to ensure the quality of service and a unique competitive environment.

Our Agents

Our agent base includes more than 3,400 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Apart from the larger agents such as consumer electronics retailers (for example Svyaznoy) or banks, many of our agents are small to medium-sized businesses, which we believe provides them with insights into local market dynamics.

Our agents determine the consumer fee for a number of services, mainly in the Telecom market vertical, while we may limit it and set, if applicable, consumer commissions for services of other categories of merchants. Moreover, we can cap these fees depending on our marketing actions or merchant’s request. When the fee payable by the consumers is absent or capped, we normally award the agents an increased portion of merchant fees.

Merchants

As of December 31, 2020, we had approximately 10,900 merchants active on a monthly basis in our system. Our merchants are vendors, including online retailers and service providers, betting companies, banks, microfinance organizations, money remittance companies, mobile network operators and utilities. Consumers can easily access our merchants through QIWI Wallet, while our larger merchants can also be accessed through hyperlink icons placed directly on kiosk screens and, since any of our kiosks can be used as an interface to register a QIWI Wallet account or to access an existing one, the merchant offering is effectively the same for all our payment services interfaces. In addition, Qiwi Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant accepting Visa worldwide. We regularly add new merchants to our already extensive merchant list with the aim of creating a “one-stop” experience for our consumers.

Our merchants fall into five broad verticals, depending on the nature of the products and services they provide to consumers: E-commerce, Money Remittance, Financial Services, Telecom and Other. The following table shows the payment volume, payment adjusted net revenue, and payment average net revenue yield for each of these payment verticals.

	For the year ended 31 December,
	2018	2019	2020	2020
	RUB	RUB	RUB	USD
Payment Services segment key operating metrics
Payment volume (in billions)	1,138.1	1,488.6	1,616.8	21.9
E-commerce	263.4	410.6	476.6	6.5
Financial Services	250.6	325.6	256.6	3.5
Money Remittance	405.9	549.1	679.7	9.2
Telecom	172.1	165.0	153.9	2.1
Other	46.2	38.3	50.0	0.7
Payment Adjusted Net Revenue (in millions)	14,370	18,103	19,549	264.6
E-commerce	8,243	10,415	11,078	150.0
Financial Services	1,126	1,207	1,342	18.2
Money Remittance	3,961	5,534	6,087	82.4
Telecom	775	722	709	9.6
Other	265	225	333	4.5
Payment Average Adjusted Net Revenue yield (in %)	1.26%	1.22%	1.21%	1.21%
E-commerce	3.13%	2.54%	2.32%	2.32%
Financial Services	0.45%	0.37%	0.52%	0.52%
Money Remittance	0.98%	1.01%	0.90%	0.90%
Telecom	0.45%	0.44%	0.46%	0.46%
Other	0.57%	0.59%	0.67%	0.67%

E-commerce. E-commerce is one of our major merchant categories and mostly comprises merchants that sell their products and services online, including betting (mostly sports betting) merchants such as F.O.N., BK Olimp and Leon (see – Item 3.D Risk Factors,—“We derive a substantial portion of our revenues from merchants in the betting industry”), online game developers such as Wargaming and Mail.ru, social networks such as Vkontakte and Odnoklassniki; digital-entertainment providers; large international e-commerce merchants such as AliExpress and Joom and local e-commerce merchants. LLC F.O.N. (operating under the brand name Fonbet) accounted for 5.6% of our payment volume for 2020. We also accept payments on behalf of ticketing and travel companies, software producers, coupon websites, and numerous other merchants. Our payment solutions provide e-commerce merchants with an opportunity to accept payments in a fast and reliable manner, increasing their consumer base and attractiveness of their services. Our QIWI Wallet provides customers of these businesses with a convenient, fast and secure payment option to make online purchases and top up their personal accounts, while our kiosk and terminal network offers a compelling offline interface to the online services of our e-commerce merchants. Starting from December 2020, our performance in this market vertical has been, and continues to be, adversely affected by the restrictions imposed by the Central Bank (see – Item 3.D Risk Factors, - “Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”). Our business servicing betting merchants may also be adversely affected by the recent regulatory developments in the Russian betting industry (see – Item 3.D Risk Factors, - “We derive a substantial portion of our revenues from merchants in the betting industry and may lose all or a significant portion of such revenue stream due to recent changes in regulation”).

Financial Services. Financial Services includes primarily banks, microfinance organizations and insurance companies. As of December 31, 2020, we accepted payments on behalf of over 154 banks, including most major Russian retail banks such as Sberbank, VTB, Alfa-Bank, Tinkoff Credit Systems, Russian Standard Bank, Home Credit Bank, Raiffeisen Bank, and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than the ATM network of any major bank, and, as a result, we are able to provide banks with the ability to reach out to a larger market through our network by enabling their customers to make deposits, replenish their cards and repay loans.

Money Remittance. The Money Remittance segment includes various money transfer capabilities such as classic money remittance, card-to-card money transfers, peer-to-peer transactions, repayment of winning, etc. Starting from August 2010, we offer our consumers Visa Direct and MasterCard Money Send services, which allow a Qiwi Wallet accountholder to reload the account of a Visa or MasterCard bank card with a few clicks on our website, in a mobile application, or a kiosk touch-screen, by providing only the number of the recipient’s card. Since 2015, we have been offering our users similar services for China Union Pay bank cards, and in 2016, we launched the same service for MIR cards. These services constitute a considerable proportion of our Money Remittance category and represent our focus use-cases. In June 2015, we acquired the Contact money transfer system, one of the largest operators in the Russian money transfer market, which offers classical money remittance services. At the end of 2016, we also started to provide certain types of peer-to-peer transactions, for which we charge commission on our consumers, in our Money Remittance market vertical. These peer-to-peer transactions mostly represent use-cases connected to payment, light banking, and collection of proceeds (similarly to acquiring) services we provide to self-employed customers. The Money Remittance category also includes some of the major Russian and international money transfer merchants, for example Post of Russia. Starting from December 2020, our performance in this market vertical has been, and continues to be, adversely affected by the restrictions imposed by the Central Bank (see – Item 3.D Risk Factors, - “Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”).

Telecom. Telecom merchants include various telecommunication service providers, such as mobile network operators (MNOs), internet services providers, pay television channels, and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented a large portion of our merchant base, although in terms of net revenues their relative importance have decreased significantly following the diversification of our business. For the years ended December 31, 2018, 2019, and 2020, the Big Three MNOs accounted for 8%, 6%, and 4% of our payment volume, respectively. Their share in our transaction volume has fallen over the last three years as our merchant base kept expanding and consumers started to increasingly use our payment systems for purposes other than mobile phone account top-ups,. The downsizing of our kiosk network also affected the payment volume in our Telecom category more than in other categories.

Other. Our Other category includes all other merchants to which we offer payment processing services. These includes a broad range of merchants in utilities and other government payments as well as charity organizations.

While we already have considerable penetration in certain markets that we service, there are numerous additional markets and niches where we see opportunities to add new merchants, develop our relationships with existing merchants, increase product penetration and grow our business. Our primary focus area in this respect is the self-employed market, which is rapidly developing, has a strong potential towards digitalization, and lacks convenient, easy to use technological solutions. Moreover, we see greater potential in developing and growing our secure peer-to-peer payment and our open API infrastructures, which we believe offer customers and partners a convenient, intuitive and reliable tool to transfer and collect money while serving as a valuable consumer acquisition channel for us. We are also exploring opportunities to extend and improve the set of services we offer in the housing and utilities payments market: in this space, we intend to offer our partners and customers a range of comprehensive digital solutions for organizing settlements for housing and utilities services payments, generating payment documents, accounting of payments, etc.

Corporate and Other Category

The Corporate and Other category includes expenses associated with the corporate operations of QIWI Group as well as our research and development initiatives, and early stage or non-core projects and business models that we are developing (see Item 3D Risk Factors – “If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs.”)

Apart from corporate expenses as of December 31, 2020 this category includes primarily:

•

Factoring PLUS, a service that offers digital factoring solutions primarily to small and medium-sized enterprises and issues bank guarantees to entities participating in public procurement procedures. Both services focus on digitalizing areas that currently lack convenient digital solutions and providing clients with fast and easy access to the financial services and tools they need;

•

Flocktory, a SaaS platform for customer lifecycle management and personalization focused primarily on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, based on data collection and analysis. Flocktory is currently focused on developing data exchange solutions based on BigData;

•

JSC Tochka, a fully digital banking service (operating based on Qiwi Bank’s and Otkritie Bank’s banking licenses) for small and medium-sized enterprises that provides clients with a broad range of services including cash-and-settlement services, financial services, and others. JSC Tochka is our equity associate that we operate together with Otkritie Bank;

•

QIWI Data, an R&D project that uses customer behavior knowledge to develop analytical products for credit risk management, customer relationship management, and fraud detection processes. Starting January 1, 2021, we will be presenting QIWI Data results of operations as a part of our Payment Services segment;

•	Other projects, including venture projects such as QIWI Box, QIWI Blockchain Technologies, and QPlatform, which are currently immaterial in the overall composition of our business.

We believe that our long-term growth depends on our ability to innovate on our existing solutions as well as develop and roll out new business models and technological products. As a result, testing these models and ideas is important for the growth of our business. It is also important to further develop our suite of services and offer our consumers, especially those in our key niches a broader range of new generation digital financial services in order to improve consumer value proposition and enforce our ecosystem.

Factoring PLUS

We launched the Factoring PLUS project in early 2019. It currently operates through Factoring Plus LLC, our fully consolidated subsidiary in which we own 51%. Factoring PLUS offers its clients two key products: digital factoring services and digital bank guarantees for public procurement participation and execution.

Our factoring financing product operates in the following way: a client sells its accounts receivable at a discount in exchange for an immediate payment, Factoring PLUS then collects payments against these receivables from the client’s debtors once they become due. Clients choose factoring financing in order to improve their cash position by monetizing receivables before they become due. This way, Factoring PLUS helps clients free up capital that is tied up in accounts receivable. The core clients of Factoring PLUS are primarily small and medium-sized entrepreneurs operating in food production industry, pharmaceutical industry and real estate, that are engaged in various trade activities and contract with large customers.

As of December 31, 2020, Factoring PLUS has over 470 active factoring clients with a total factoring portfolio of RUB 5.7 billion.

A bank guarantee is an irrevocable commitment by a bank to cover the obligation of the debtor requesting the guarantee towards the beneficiary thereof. Qiwi Bank acts as the issuing bank for digital bank guarantees, but business development, product development and account management are handled by the Factoring PLUS team. Clients use our digital bank guarantees on a broad range of transactions, primarily performance guarantees involving public procurement (where such guarantees are required by law). Public procurement at federal and local level is a vast and attractive market in Russia, with a large number of small and medium-sized businesses participating. By law, it is a tender-based process, with bids typically required to be supported by a bank guarantee.

Factoring PLUS is a fully digital service based on a proprietary technological platform which enables servicing clients entirely online, approving financings expeditiously based on our proprietary scoring technologies and algorithms, and meaningfully reducing the volume of paperwork. These factors, along with our competitive pricing (enabled by high level of automation) make our factoring proposal attractive to small and medium-sized entrepreneurs. The Factoring PLUS API solution allows us to access various sources of procurement and tender information to be able to offer our services to prospective customers more efficiently.

As of December 31, 2020, Factoring PLUS project issued over 60,800 bank guarantees, and the total value of our digital bank guarantees portfolio reached RUB 20.9 billion.

Flocktory

We acquired an 82% stake in Flocktory Ltd in March 2017 and bought out the remaining minority interest in December 2019, when we started to consolidate the business as part of the Group.

Flocktory operates in Russia and Spain. Its business is primarily focused on the development of automated marketing and advertising solutions for online platforms (e.g. e-commerce, financial, media and travel industries) and advertisers (brands) based on data collection and analysis, and consists primarily of a SaaS platform for customer lifecycle management. Flocktory product portfolio includes three key product segments: Performance Marketing, Marketing Personalization & Automation and AdTech. Performance Marketing (MarTech) includes several product modules designed to generate additional traffic and order or subscription volume, such as advanced retargeting and traffic exchange. The purpose of Marketing Personalization & Automation is to enable clients to set up automated, personalized marketing campaigns with their own end customers via various channels (on-site personalization, e-mail, push, and others) to improve sales on the platform while also collecting and analyzing data for continuous improvement of clients’ digital marketing strategies. AdTech includes various products under the same concept: two-sided marketplaces where our AdTech clients (advertisers) can purchase third-party customer data and unique advertising inventory from data and inventory providers.

E-commerce is the key market segment for Flocktory, with revenue improvement supported by a clear trend for online growth, shift towards omnichannel models, rise of mobile commerce, and data monetization. Flocktory’s products are also popular among banks, insurance companies, payment systems, MNOs, travel industry, and many others.

JSC Tochka

JSC Tochka is our equity associate that we established together with Bank Otkritie and Tochka management team in June 2018. JSC Tochka started its operations on February 1, 2019. See Item 3D Risk Factors – “We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.” QIWI and Otkritie Bank hold equal economic interests of 45% each, with 10% allocated to the Tochka management. The clients’ banking operations are carried out by either Qiwi Bank or Otkrities Bank, while JSC Tochka provides IT infrastructure, support and know-how, and receives consideration therefor from both banks. We do not bear any material credit risk as a result of our participation in JSC Tochka.

Tochka offers its clients, who are primarily digital-ready small and medium-sized entrepreneurs and sole proprietors, a broad range of services, including round-the-clock cash and settlement services, account management, cross-border transactions and currency conversion, merchant acquiring and value-added services such as payroll payment processing, simplified accounting and tax services and certain others. Tochka is well-known for its level of service as well as for creating value for its customers and has been recognized as the best mobile and internet bank for entrepreneurs by Markswebb for the last five consecutive years, Tochka also has an NPS of 70% according to Ipsos research (the survey was conducted based on Tochka’s customer database of Medium and Small Businesses, for the period from November 20 to December 10, 2020 and included 2,018 interviews representing the following regions: Moscow and the Moscow Region, St. Petersburg and the Leningrad Region, Yekaterinburg, cities with a population of more than a million, and small towns).

Tochka has a highly efficient and robust business model with attractive unit economics. It generates most of its revenues from three different and equally important streams: service subscription fees, interest income, and sales of value-added services to its clients. We believe that Tochka is uniquely positioned on the market through its diversified digital product offering, multi-bank proposition, unique consumer service, and recognized brand, and has the potential to considerably increase its market share in the targeted segments.

As of December 31, 2020, Tochka had approximately RUB 96 billion in customer balances and had over 580,000 clients (the majority of which currently have accounts and hold their respective balances at Otkritie Bank).

Starting from the first quarter of 2020, we present the results of Tochka JV as a part of the Corporate and Other category.

Retail Financial Services (SOVEST and Rocketbank)

Our Consumer Financial Services (CFS) segment included SOVEST, a payment by installment card that we had launched at the end of 2016. Our Rocketbank (RB) segment included Rocketbank, a digital banking service offering debit cards and deposits to retail customers that we acquired form Otkritie Bank. In 2020 we divested SOVEST and wound down Rocketbank.

Payment-by-installment card SOVEST

In late 2016, we launched a payment-by-installment card program under the SOVEST brand. SOVEST was the first large-scale payment-by installments card system in Russia developed to help consumers get easy and transparent access to funds to purchase a wide range of goods and services.

Following the strategic shift to focusing on servicing our core customer niches and developing synergetic products around our payment system, as well as due to the deterioration of the macroeconomic situation and resulting decline in consumer spending in the first half of 2020, we decided to sell the SOVEST project. On July 15, 2020, we completed the sale of the SOVEST consumer lending business to Sovcombank. As part of this transaction, we sold the assets of this business, primarily comprising the installment card loan receivables portfolio with a gross carrying value of approximately RUB 8 billion and net value of approximately RUB 6.4 billion, to Sovcombank, for a cash consideration of RUB 5.8 billion, including partial reimbursement of related redundancy costs. In connection with such sale, we have assumed a three-year non-compete obligation towards Sovcombank with respect to pay-by-installment cards business, subject to certain carve-outs.

We incurred a loss on disposal of the SOVEST project in the amount of RUB 0.7 billion. This loss did not affect the Group’s Adjusted Net Profit.

Rocketbank

Rocketbank was one of the first Russian fully remote digital banking services focused on young and tech-savvy audience, digitized spenders and travelers sensitive to service level, product friendliness and end-to-end engagement. Rocketbank offered debit cards, payments and transfers, loyalty program, saving accounts etc.

We acquired 100% of Rocketbank business from Otkritie Bank in July 2017 and by the end of 2018 finalized the process of transferring Rocketbank’s clients and platforms to Qiwi Bank.

Throughout the first half of 2019, QIWI reviewed a number of strategic opportunities for the development of the Rocketbank business as either a part of the broader QIWI ecosystem or as a standalone project. A final strategic plan for Rocketbank was presented to, and reviewed by, the Board of Directors in August 2019. Having duly considered the proposed strategy and required financing, the Board concluded that Rocketbank’s business plan had an investment profile and financing requirements that were not compatible with QIWI’s risk appetite and that the business had limited potential synergies with our core business. The Board of Directors requested that the management investigate the potential for a partial or complete sale of Rocketbank.

As the sale process did not result in a suitable transaction, in March 2020, the Board of Directors resolved to wind down Rocketbank’s operations. As of December 31, 2020, we substantially completed the process of winding down Rocketbank’s B2C operations. We plan to finalize the wind-down of Rocketbank’s B2B operations in 2021. The associated expenses, including predominantly personnel expenses, are attributed to the Payment Services segment starting August 1, 2020.

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

In June 2015, we acquired Rapida LTD, a licensed non-banking credit organization, and the Contact money remittance system. In April 2017, Rapida LTD was merged into Qiwi Bank and it became the operator of the Contact.

In November 2016, following changes in legislation governing betting businesses in Russia, Qiwi Bank, together with one of the self-regulated organization of bookmakers, established the Interactive Bets Accounting Center (TSUPIS) and began acting as a platform for accepting interactive bets in favor of the members of the self-regulated organization of bookmakers (see “—Risk Factors – We are subject to extensive government regulation; We derive a substantial portion of our revenues from merchants in the betting industry”).

Qiwi Bank also serves as a settlement bank for Tochka, along with Otkritie Bank (for the description of Tochka activities see Item 4. B Corporate and Other) and the issuer of bank guarantees, including within the framework of our Factoring PLUS project.

Qiwi Bank also maintains a small number of accounts for our employees, officers and directors, agents and certain related parties and issues bank guarantees to some of our merchants.

See also “—Regulation” for a brief description of the regulatory regime applicable to Qiwi Bank.

Our Technology Platform

Our services are based an advanced, microservice, proprietary high-performing technology platform. All our key technology has been developed in-house. Qiwi Core Processing System is the main platform, which provides the functionality of both microprocessing and more classical card payments and transfers. By relying on our own unified application building system, QIWI Platform, most of the company’s products (such as Qiwi Wallet, QIWI Distribution Processing, etc.) use Qiwi Core Processing System as the common platform. This processing system has a connection to VisaNet and MasterCard Direct as principal members of both payment systems, allowing us to perform independent acquiring and issue corresponding cards.

We obtained a VisaNet Processor status in July 2014, as part of our relationship with Visa. This effectively allows us to process Visa transactions on behalf of other Visa member banks. Our processing system also implements the functionality of accepting payments using push and pull methods, internal currency conversion, cross-border remittances, and a full set of API solutions for both customers and merchants.

Our main products are Qiwi Wallet and several other applications that enable customers to pay online easily and quickly to thousands of merchants and services, using mobile, web, kiosk or other interfaces. We also operate a network of kiosks, where the principal software is our proprietary application called Maratl, which enables payment acceptance, billing and processing connectivity.

Hardware supporting our solutions and products is located in three leased data centers in different parts of Moscow, all of them are Payment Card Industry Data Security Standard (PCI DSS) certified. We use the Qiwi Private Cloud technology for the unification of our development process.

Technology Platform

The QIWI Private Cloud solution is a combination of hardware and core infrastructure platform for all company services that employs multiple geo distributed datacenter sites. Each of the sites is a separate platform capable of maintaining the performance of all systems independently. To ensure stable communication between the sites, a multi-triangle dedicated communication system comprised of duplicated fiber-optic communication lines has been implemented. This architecture conforms to the principle of double fault tolerance, which means that up to two communication channels can be damaged without affecting the stability of the whole system. All of our data centers are functioning in an active-active mode and are linked to Qiwi Private Cloud, each of them capable of handling twice the usual traffic. This allows us to employ a distributed storage network and maintain protection against attacks like Distributed Denial of Service attack (DDOS).

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

Architecture

QIWI is using cutting edge microservices architecture based on the containers, proprietary management system and software defined network and infrastructure. It includes more than 300 microservices, out of which over 100 have their own databases. This ecosystem has a potential to handle more than 20 independent teams continuously making changes to their respective products.

Using this kind of architecture allows us to achieve short time-to-market in IT development. We are able to handle over 50 releases every day, and this is almost an unattainable number for many banks at the moment.

In addition to server-side technologies, we also deploy payment client-side technologies, including kiosk software such as Maratl—cutting edge software that employs, among other things, such technological features as code-obfuscation and strong 3-layer proprietary cryptographic network protocols. These security features enable kiosks and terminals to connect with any open communication network as the data flow is strongly protected. The kiosks are not connected to each other, thus reducing any network risks. Kiosk infrastructure including hardware, software and the network as a whole are certified with Payment Application Data Security Standard (PA DSS).

Information Security

We have a robust transaction intelligence system designed to trace and prevent suspicious transactions inside our payment network. In the vast majority of cases, fraud through Qiwi Wallet is attributable to scams rather than to a security system failure. We also employ a certified 3-D secure system similar to those adopted by other major payment networks and banks. We have established a sophisticated system of security monitoring utilizing the Security Information and Event Management system (SIEM) and Security Operations Center (SOC), each of them operating and supported continuously. Our critical internal resources are protected with an advanced intrusion prevention system (IPS); all applications are protected with a web application firewall (WAF) set up in a blocking mode, ensuring that all unauthorized or ambiguous activities are prohibited. Moreover, we have an in-house forensic lab that assesses any potentially harmful events.

In March 2020, our management decided to transfer most of our employees to remote work in order to prevent the spread of COVID-19 among the employees and to comply with the requirements of Russian regulations. Since all the tools needed for the transition and subsequent remote work were implemented in our systems before the outbreak of COVID-19, the transition to the “work-from-home” mode didn’t cause any significant difficulties to our information security operations. In order to mitigate the risk of information security system breaches during remote work, we conducted additional training for our employees customized for the “work-from-home” environment. The focus of the Information Security team has shifted to endpoint protection. There was no increase in critical incidents after the transfer to remote work.

Our relationships with major payment systems, such as Visa and MasterCard, impose stringent security requirements on us to protect the data of our customers. Under the terms of these agreements, we are under an obligation to be compliant with appropriate security standards and to undergo periodic assessments to certify such compliance.

Anti-fraud system

In order to analyze all transactions in real time, we utilize a hybrid anti-fraud system based on IBM Safer Payments and our proprietary QIWI AF solutions.

The IBM Safer Payments anti-fraud system monitors and analyzes both payment transactions and additional information about non-payment transactions, such as data on users’ authorizations in applications, changes in account properties, changes in user identification data, etc. The system is incorporated into all processes within the Company. We update rules daily based on our review of customer requests and the analysis of suspicious transactions and anomalies.

QIWI AF is our proprietary solution, which allows us to implement rules in a scripting language with the ability to use ML-models. The solution processes transactional data and receives additional information from external systems such as QIWI Data. The implemented two-step verification mechanism enables us to proceed with less resource-consuming verification of suspicious transactions.

Development approach

Our development approach is based on the following values: productivity, predictability, quality, and responsiveness. We organize our work as a cluster of independent cross-functional teams capable of full lifecycle value delivery. Self-organization principles that we apply provide us with the ability to quickly relocate development forces in accordance with business needs. Technical excellence and engineering practices we use result in high quality built in our products.

Data analysis, AI/ML

In 2018, QIWI completed the development of a Big Data cluster based on Hadoop that meets the requirements of PCI DSS. We have launched a new business department, QIWI Data, with the goal of building a unified corporate platform for working with data and analytics, machine learning technologies and data monetization. We plan to use these technologies in projects related to predictive analytics, cross sales, and marketing communications. A platform for machine learning was also deployed using the latest approaches, including natural language processing and graphics processing unit (GPU) computing.

Sales and Marketing

We run separate marketing and advertising strategies for our key projects: QIWI Wallet and related services, Factoring PLUS, Flocktory, and Tochka. For each of our key projects, we have a dedicated team of sales and marketing personnel who seek to expand our network of merchants and agents, attract and maintain consumers, build our brands, and promote our products. Our marketing programs include advertising campaigns and other promotional activities, such as joint loyalty programs with our merchants and partners.

As a part of our marketing and advertising strategy, we have started conducting targeted marketing and client segment research. QIWI’s research focuses on the key categories of our business and the markets we operate in. The research allows us to better understand our key customer groups and increase brand awareness in the media, positioning QIWI as a company that understand clients’ needs and provides user-friendly and simple financial solutions. For example, in 2019 we conducted a large-scale survey of streamers and their audience, which gave us a deeper understanding of this customer segment and served as an effective tool to position our products and services among younger users who stream or watch gaming or other content. In 2020, we continued to conduct surveys to study our key client niches, including self-employed and B2B2C markets.

We regularly carry out situational studies of consumer behavior in the Russian payments market. We analyze how spending has changed across key payment categories in the B2B and B2C payment channels due to the COVID-19 outbreak and subsequent lockdown. In 2020, QIWI, together with the IDC consulting agency, analyzed the e-wallet market, which helped us identify certain key trends and better understand the preferences of e-wallet users.

Brand Awareness

We currently operate a number of widely known brands including primarily QIWI, Factoring PLUS, Flocktory and Tochka.

We believe that the QIWI brand is a household name in Russia. According to Ipsos Comcom, “QIWI” is the most recognized Russian electronic payments brand with prompted brand awareness of 81% among people paying online in Russia.

We maintain a strong social media presence. A dedicated team of SMM professionals regularly interact on our behalf with customers and a wider audience through our Facebook, Vkontakte, Odnoklassniki, Instagram, YouTube and Twitter accounts. We also use social networks to seek feedback from our consumers in order to improve our business. As part of maintaining our brand image, we have employees available to respond to agent and merchant concerns and to handle consumer issues as well as a dedicated consumer support center.

In 2020, we focused on reputation management, aiming to reinforce QIWI’s image as a fintech expert. We believe it is important to raise brand awareness and promote our key services, and expertise in major media and other communication channels. One of the key focuses of our brand development is building strong brand positioning in the B2B and self-employed segments to support our self-employed strategy. In line with this, we regularly launch different campaigns and initiatives.

In 2021, we continue to optimize and develop our brand strategy, collecting and analyzing available data as well as adopting a more targeted approach, with a focus mostly on the technically advanced B2B partners in key niches and people in big cities, including self-employed customers.

Tochka, which we develop through our associate JSC Tochka together with Otkritie Bank, is an established and highly acclaimed brand, well known for the quality of the services it provides to the small and medium-sized entrepreneurs. Flocktory’s target audience is B2B clients primarily e-commerce, so they rely on industry conferences and the media as a way to attract new clients. Factoring PLUS posts its products on specialized online marketplaces that target SME clients looking for factoring solutions or bank guarantees.

Advertising and Promotional Activities

As we maintain a widespread and visible kiosk network, third-party advertising has not historically been a vital aspect for us to support brand awareness. We maintain a relatively low advertising profile for our key payment services, mostly employing internet advertising to promote Qiwi Wallet.

In addition, we engage in promotional campaigns together with our merchants, where merchants offer discounts to their customers who make payments through our network.

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

Our key competitors in Russia are retail banks, particularly those with a focus on well-developed electronic payment solutions, including Sberbank, Russia’s largest bank that is majority-owned by the Russian state, which benefits from a large retail network, Alfa-Bank, one of the leading privately owned Russian retail banks, and Tinkoff Bank, which positions itself as a specialized bank focused on innovative online retail financial services. Sberbank has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. Sberbank is the market leader of the Russian payments market, has access to significant financial resources, and possesses an extensive nationwide network of branches. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through YooMoney, one of the major electronic payment service providers in Russia formerly operated through a joint venture with Yandex, a leading Russian diversified technology company, which Sberbank bought out entirely in 2020. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Additionally, Sberbank is pursuing a strategy to transform itself into a multi-purpose digital ecosystem offering, in addition to its core banking and payments products, a variety of diverse online services including e-commerce, entertainment, telemedicine, and others. It has also been reported that Sberbank is currently working on a “super-app” as a single entry point for all of its various consumer services, which would have the potential to make its products even more attractive and more difficult to compete against. The increasing domination of a major bank such as Sberbank in various online services, particularly e-commerce, may make customer acquisition and retention more complex and costly for smaller independent payment services providers such as ourselves.

Our other major competitors in the banking industry include Alfa-Bank, a major retail bank that combines a strong competitive position in the traditional retail banking sector with a focus on developing innovative financial and payments solutions, and Tinkoff Bank, which is a provider of online retail financial services operating in Russia through a high-tech branchless platform. Similarly, to Sberbank, Tinkoff Bank announced in December 2019 the launch of a super-app designed to be its own marketplace and an entry point to all of the numerous lifestyle services of Tinkoff and its partners. Numerous other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions.

Tinkoff is also our major competitor in the self-employed servicing market, which is important to us as a key strategic growth stream. We provide different complex payment and payout solutions to diverse businesses, such as taxi companies (payments to taxi drivers) or delivery businesses (payments to couriers). These products are somewhat similar in nature to salary programs and certain other products offered by traditional retail banks, thereby exposing us to competition from all banks that offer such services for self-employed, particularly those similarly focused on convenience of on-boarding and use as well as customizable and user-friendly interfaces, such as Tinkoff and other major Russian banks with actively developing self-employed individuals and sole entrepreneurs servicing programs.

The competition in the digital money transfer services space is also further intensifying as key market players including retail banks develop and digitalize their products. Recently the Central Bank of Russia in cooperation with other banks established an instant payment system (“IPS”), in which all major Russian retail banks participate, and which enables instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. It may prove difficult for our digital money remittance solutions to compete with such system on the basis of convenience, price, or otherwise, particularly since it often features zero or relatively low commissions. There can be no assurance that the commissions within the IPS will not further decrease, whether as a result of a regulatory action or a market trend. Another CBR initiative that may adversely affect our business is the proposed introduction of the “digital Rouble”, an officially sanctioned cryptocurrency that will exist alongside the traditional monetary system in Russia. Sberbank has publicly stated that according to its research, the introduction of the digital Ruble has the potential to cause an outflow from the Russian banks of 4 trillion Rubles (approximately USD 54 billion) in liquidity in the first three years after the project has been launched. The electronic payments businesses may be similarly adversely affected.

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is at least as dispersed as our physical distribution network (i.e. our kiosks and terminals). It also co-owns, in a joint-venture with the Russian state-controlled VTB Bank, the full-service commercial bank Pochta Bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. We also face competition from other non-traditional payment service providers that have substantial financial resources, such as major tech businesses branching out into fintech, including Yandex, which could be expected to develop its own fintech products after having parted ways with Sberbank, Alibaba and its financial services subsidiary Ant Financial, and Mail.ru Group, and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have developed various payment solutions. In February 2021, Mail.ru Group, Alibaba Group, MegaFon and RDIF signed binding agreements to create two joint ventures, one in the payments business and the other in financial services. The payments joint venture is to acquire Mail.ru Group’s payment service Money.Mail.ru and the payment system VK Pay operated by Mail.ru Group’s subsidiary VKontakte, Russia’s major social network company. As is the case with Sberbank’s increased presence in online services including e-commerce, creation of proprietary payment solutions by major IT companies may make customer acquisition and retention more complex and costly for smaller independent payment services providers such as ourselves, since tech companies’ captive payment services providers are likely to be promoted heavily by their parent companies with respect to the online services they offer. In addition, non-traditional payment service providers also include smartphone manufacturers such as Samsung and Apple. New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google.

Globally and in Russia, there is a steady influx of new fintech businesses looking to challenge and disrupt the payments and financial services industry. These include so-called “challenger banks” such as Starling, Monzo, N26, Revolut, Atom and Tandem, who develop various digital banking and financial services and compete with various aspects of our services offering (to the best of our knowledge, none of the aforementioned companies has entered the Russian market as of the date hereof). Since the development in the fintech space is rapid, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs”.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily YooMoney, WebMoney and PayPal) and kiosk, terminal and e-wallet operators, including Cyberplat, Comepay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services, such as digital banking services for small and medium enterprises (“SME”) with Tochka (our equity associate co-owned by Otkritie) and factoring and digital bank guarantees services, which we offer through our Factoring PLUS project. In connection with each of these projects, we face intense competition from a multitude of commercial and retail banks. Such banking institutions often have more established businesses in the various services similar to those offered by us. While we seek to differentiate our products from the competition on the basis of enhanced user experience, price and add-on features, there cannot be any assurance that we will be successful in doing so due to the number of competitors and their level of sophistication.

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

QIWI and Contact money transfer system’s logotypes are registered trademarks in Russia and several other countries, including CIS countries. Rapida logotypes are also registered trademarks in Russia. However, a number of applications for registration of our brand and logotypes are still pending.

Employees

The following table sets out the average number of employees for the years ended December 31, 2018, 2019 and 2020 by function.

	For the year ended 31 December,
	2018	2019	2020
Qiwi Group
Front Office	2,177	1,541	955
Back Office	1,267	1,392	1,213
IT Personnel	750	697	697
Total	4,194	3,630	2,865

Our management structure is currently a mix among business functions and business units. Function managers are focused on centralized functions such as finance, strategy, legal, compliance and certain other functions, while business unit managers oversee the operations of the respective business units for which they are responsible. During 2020, we had four distinct key business units in accordance with the structure of our reporting segments: Payment Services, Consumer Financial Services, Rocketbank and Corporate and Other category. The vast majority of our employees are located in Russia, including Moscow, Voronezh (prime location of the call-center), Yekaterinburg, where Tochka’s headquarters are located, and Saratov, where the majority of Factoring PLUS employees are based.

Significant headcount decline in 2020 was driven by the decrease in the average number of employees engaged in SOVEST and Rocketbank projects from 1,031 in 2019 to 403 in 2020 and from 928 in 2019 to 501 in 2020, respectively, as a result of the sale of the SOVEST project and wind-down of Rocketbank. The decline was offset by a number of factors including: (i) the hiring of personnel in our Payment Services Segment related primarily to the development of certain projects, with the average number of employees increasing from 1,313 in 2019 to 1,597 in 2020; (ii) consolidation of the Flocktory project in December 2019 and consequent transfer of employees, with the average number of employees increasing from 7 in 2019 to 92 in 2020, and (iii) the hiring of personnel in connection with the development of the Factoring PLUS project.

The dynamics for the year ended December 31, 2019 were driven by mixed trends: (i) the total number of employees engaged in the Tochka project decreased from 1,438 in 2018 to 144 in 2019 as a result of the transfer of the Tochka project to JSC Tochka starting February 1, 2019; and (ii) the continued transfer of employees in connection with the development of the Rocketbank project, with the number of employees growing by almost 500 people during 2019. Additionally, in 2019 we hired a number of employees in connection with the development of certain projects in our Payment Services segment.

We place a high value on technological innovation and compete aggressively for talent. We strive to hire the best software engineers, as well as talented sales, marketing and financial and administrative staff. We seek to create a dynamic, fulfilling work environment, encouraging participation, creativity, exchange of ideas, and teamwork. We believe that we have good relations with our employees.

Regulation

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate payment and financial services, anti-money laundering, data protection and information security. Qiwi Bank is also subject to numerous laws and regulations governing banking activities and money remittances in Russia.

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

The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the “Anti-Money Laundering Law”. Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 600,000 for personalized means of payment and RUB 15,000 for non-personalized means of payment (or RUB 60,000 if the holder underwent a simplified identification procedure). The total monthly turnover for each non-personalized means of payment cannot exceed RUB 40,000 (or RUB 200,000 if the holder underwent a simplified identification procedure). There are no limitations on the total monthly turnover for fully identified consumers (see—“The Anti-Money Laundering Law”). The consumers are not able to withdraw cash from their non-personalized prepaid cards (excluding those which underwent a simplified identification procedure). Furthermore, since August 2020 non-personalized electronic means of payment (including those which underwent a simplified identification procedure) cannot be replenished by cash unlike the personalized electronic means of payment.

Moreover, the reporting requirements over electronic means of payment has tightened significantly. Starting from January 2021 we are required to inform the tax authorities on opening, closing or changing details of the personalized electronic means of payment (including those which underwent a simplified identification procedure). The implemented procedure is similar to one to which bank accounts are subject. Since April 2021 we are required to report the cash flows and balances of the personalized electronic means of payment (including those which underwent a simplified identification procedure) upon the request of the tax authorities.

In 2021 Qiwi Wallet was connected to the Instant Payments System, a service commissioned by the CBR that enables instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. It was launched and has been in commercial use since January 2019.

The CBR is the agency commissioned with supervision of compliance with the provisions of the Payment System Law. As such, it is entitled to suspend the activities of market participants regulated by the Payment System Law in the event of violations and impose administrative liability on the offenders.

As part of operating our agent model, Qiwi Bank has contracts with the bank payment agents, whose principal function is to accept cash for the purpose of Qiwi Wallet uploads through kiosks, terminals and other physical points of service. In accordance with the Payment System Law, Qiwi Bank is responsible for the supervision of compliance of such bank payment agents and sub-agents with the provisions of the corresponding Russian legislation, in particular their compliance with the regulation of payment services, anti-money laundering, data protection, and use of cash registers legislation. The credit institutions shall also file with the CBR various statistical data and information about the bank payment agents on a quarterly basis. The submitted information should be publicly available. In accordance with the Payment System Law, JSC QIWI is deemed to be a bank payment agent acting as a payment aggregator and designated as such in a relevant public register.

JSC QIWI, as operator of our kiosk network, is deemed to be a payment agent in accordance with the Federal Law of the Russian Federation No. 103-FZ “On Collection of Payments from Individuals by the Payment Agents”, dated June 3, 2009, as amended, or the Payment Agents Law. The “Payment Agents Law” is inapplicable to cashless payments and thus does not regulate our Qiwi Wallet business.

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

Although currently, in respect of monitoring the activities of the payment agents, the CBR authority is limited to collection, systematization and analysis of industry data, the CBR activities may have indirect impact on payment agents. For instance, in April 2015 the CBR issued recommendations to credit institutions to enhance their scrutiny over compliance by the payment agents with legislation that requires them to remit their proceeds to special accounts, which resulted in a decline in the number of kiosks in the market as well as our active kiosks. The CBR also actively urges to delegate to it the authorities over regulating the activities of the payment agents and the payment subagents.

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

The payment system operator determines the payment system regulations which the payment system participants adhere to. The Contact money transfer system regulations are in compliance with the current Russian legislation. The CBR is the agency that supervises and oversees payment systems.

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

In December 2020 in order to enhance efficiency and transparency of control over the betting industry and funding of sport in Russia, the Federal Law of the Russian Federation No. 493-FZ “On the public non-commercial company “the Unified Gambling Regulator” and on amendments to certain legislative acts of the Russian Federation”, dated December 30, 2020, was adopted. It mandates the creation of the Unified Gambling Regulator and the Unified Bets Accounting Center.

The Unified Gambling Regulator will have the status of a public non-commercial company in accordance with the Federal Law of the Russian Federation No. 236-FZ “On public non-commercial companies and on amendments to certain legislative acts of the Russian Federation”, dated July 03, 2016, as amended. The Unified Gambling Regulator will administer the contributions for the professional and youth and children sport that a bookmaker shall make from each bet, as well as monitor and detect illegal gambling activities in the Internet and report to the tax authorities in this regard.

The Unified Bets Accounting Center will be appointed by the President of the Russian Federation upon proposal of the Government of the Russian Federation and thus will replace existing Interactive Bets Accounting Centers by the end of September 2021. The distinctive function to be performed by the Unified Bets Accounting Center is to withhold relevant contributions from the bookmakers. At the same time the Unified Bets Accounting Center will also perform the functions that are currently common for TSUPIS. Qiwi Bank has made a proposal to serve as the Unified Bets Accounting Center, however, there can be no assurance that our bid will be successful. See Item 3D Risk Factors – “We derive a substantial portion of our revenues from merchants in the betting industry and may lose all or a significant portion of such revenue stream due to recent changes in regulation”

Banking Regulation

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

As of December 31, 2020, prudential ratios of Qiwi Bank were in excess of the minimum thresholds imposed by the CBR.

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

Additionally, banking holdings such as ourselves (i.e., groups of legal entities in which one legal entity that is not a credit institution, directly or indirectly, controls decisions of the management bodies of a credit institution within such groups, such as Qiwi Bank) must regularly disclose their consolidated financial statements and provide to the CBR certain additional information regarding the business operations and financial condition of the group in order for the CBR to assess their risks.

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

Bank Guarantee Transactions Regulation

In 2018 Qiwi Bank started actively issuing guarantees for SMEs in accordance with the Federal Law of the Russian Federation No. 223-FZ “On Purchasing Goods, Work, and Services by Certain Types of Legal Entities”, dated July 18, 2011, as amended, the Federal Law of the Russian Federation No. 44-FZ “On the Contract System for State and Municipal Procurement of Goods, Work, and Services”, dated April 5, 2013, as amended, and some other laws and regulations.

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

Financial services providers are generally required to identify their clients, whether legal entities and individuals. Pursuant to the Anti-Money Laundering Law we distinguish three types of clients based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. Consumers who have not undergone any identification procedure are qualified as anonymous. The simplified and full identification differ with respect to the data provided by the client and the procedure itself. Based on the level of identification, the transaction limits and the maximum balances of the clients as well as types of transactions available to them may vary.

In order to block potentially fraudulent transactions, credit institutions have to use anti-fraud criteria, elaborated both by the CBR and in-house. Credit institutions are also prescribed to follow certain protocol for combatting the unauthorised transactions and to report all such cases to the CBR which maintains a national fraud database.

Privacy and Personal Data Protection Regulation

We are subject to laws and regulations regarding privacy and protection of the user data, including the Federal Law of the Russian Federation No. 152-FZ “On Personal Data”, dated July 27, 2006, as amended, or the Personal Data Law. The Personal Data Law, among other things, requires that an individual must consent to the processing (i.e. any action or combination of actions performed with or without the use of technology on personal data, including the collection, recording, systematization, accumulation, storage, alteration (updating or changing), retrieval, use, transfer (distributing, providing or authorizing access to), depersonalization, blocking, deleting and destroying) of his/her personal data and must provide this consent before such data is processed. Generally, the Personal Data Law requires the consent to be in any form that, from an evidential perspective, sufficiently attests to the fact that it has been obtained. However, the consent must be in writing in certain cases stipulated in the Personal Data Law.

Subject to certain limited exemptions, the recording, systematization, accumulation, storage, adjustment (update, alteration), retrieval of personal data of citizens of the Russian Federation is required to be performed through a database located in the territory of the Russian Federation. All our data centers used to store such personal data are located in the Russian Federation.

In June 2018 the Unified Biometric System, a digital platform that enables a remote identification of an individual through his biometric parameters, was launched in Russia. It makes financial services more widely accessible for the consumers. Qiwi Bank is authorized to collect biometric personal data (facial patterns and voice cadence) for the purposes of registration in the Unified Biometric System.

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

QIWI plc is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly owned subsidiary, are QIWI Bank (JSC) (which is 99.9% owned by the Group), QIWI JSC, Sette FZ-LLZ.

See Exhibit 8.1 for a list of our subsidiaries.

D.	Property, Plants and Equipment.

We currently lease a total of over 17,000 square meters in Moscow and other regions across Russia as well as in Kazakhstan, Cyprus and other jurisdictions where we operate, primarily for the purpose of office space, including approximately 4,000 square meters of office space dedicated to Rocketbank project.

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

We distribute our payment services online through our virtual Qiwi Wallet and other Qiwi Wallet infrastructure-based solutions, which enable consumers to make payments, transfer and receive funds through their computers or mobile devices, while funding their accounts through a variety of sources. We have also built a physical network of over 113,000 kiosks and terminals using a proprietary agent model. We provide our merchants with access to convenient and secure payments and offer a wide range of payment solutions, including acquiring services, instant payouts, payment gateways, and certain other infrastructural solutions. We also develop a number of digital financial services targeting primarily sole proprietors, and small and medium-sized businesses, such as Tochka or Factoring PLUS.

Our primary source of revenue are fees we receive from processing payments made by consumers to merchants or other customers or by merchants or partners to users, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions processed, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf or for processing payouts as “merchant fees” and to payment processing fees that are paid by our consumers directly to us or transmitted to us by our agents as “consumer fees”. If transactions are made in cash through our kiosks and terminals, we typically pass on a portion of the merchant fees to our agents.

Further, throughout 2018 we generated revenue from servicing Tochka clients with accounts at Otkritie Bank under the information and technology services agreement between Qiwi Bank and Otkritie Bank. We also generate revenue from commissions we charge for servicing the clients of Tochka, who have accounts with QIWI Bank.

In line with our constant search for new business opportunities, in 2019 we launched a new project focused on providing factoring services and digital bank guarantees where we generate revenues based on the difference between the purchase price for receivables and their actual amount, and fees for guarantee issued, respectively. We also provide digital marketing services through our subsidiary Flocktory where we charge subscription fees to our clients.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2018, 2019 and 2020.

	Year ended December 31,
	2018	2019	2020
	(in RUB millions)
Total Net Revenue (1)	19,657	23,176	25,978
Payment Services Segment Net Revenue (1)	16,497	20,965	22,637
Adjusted EBITDA (1)	5,948	9,099	13,837
Adjusted Net Profit (1)	4,137	6,679	10,304

(1)

See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

Operating Measures

The following table presents our key operating measures for the year ended December 31, 2018, 2019 and 2020.

	Year ended December 31,
	2018	2019	2020
	(in RUB millions, unless otherwise indicated)
Payment Services Segment Payment Volume	1,138,149	1,488,587	1,616,799
Active Qiwi Wallet accounts (at period end, in millions) (1)	20.8	22.5	18.1
Active kiosks and terminals (units) (2)	143,690	134,280	113,713
Payment Services Segment Net Revenue Yield (3)	1.45%	1.41%	1.40%

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

Payment volume. Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability. Payment Services segment payment volumes have increased by 8.6% in 2020 as compared to 2019, reaching RUB 1,617 billion for the year ended December 31, 2020 mainly due to the growth in Money Remittance and E-commerce market verticals resulting largely from the development of payment solutions for merchants including betting merchants, new contracts and new projects targeting the self-employed market. Payment Services segment payment volumes have increased by 30.8% in 2019 as compared to 2018, reaching RUB 1,489 billion for the year ended December 31, 2019 mainly as a result of the growth in E-commerce and Money Remittance market verticals where we are best suited to leverage our payment infrastructure by providing our customers with convenient solutions. The following factors may have a significant impact on the payment volumes and therefore our revenue and profits:

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

•

Regulatory changes. Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in the recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws, and experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on us. In December 2020, following a routine scheduled audit of QIWI Bank, the CBR imposed certain restrictions with respect to Qiwi Bank’s operations, including the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. We are currently working closely with the CBR to remediate the identified deficiencies and violations and eliminate or narrow down the restrictions that have been imposed. As a result of such cooperation, the CBR permitted us to resume processing payments to certain key foreign merchants and lifted some of the other restrictions imposed in December 2020. However, there can be no assurance that there will be any further easing of the restrictions that were originally imposed, or that they will not ultimately become permanent, including through the adoption of new laws or regulations. The restrictions introduced by the CBR are expected to substantially decrease the volumes in our E-Commerce and Money Remittance market verticals. See Item 3.D Risk Factors, - “Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”). We also observe regulatory changes in the betting market landscape. In December 2020, a new law was adopted, creating the Unified Interactive Bets Accounting Center’s role. By the end of September 2021, this newly-appointed Unified Interactive Bets Accounting Center will replace the existing TSUPIS. Currently, both we and the operator of the competing TSUPIS have publicly made proposals to serve as the single Interactive Bets Accounting Center pursuant to the new regulatory regime, however, there can be no assurance that our bid will be successful. If we are not able to secure an active role in this new industry landscape, we may experience a decrease in or complete loss of payment volumes and income associated directly or indirectly with the TSUPIS established by Qiwi Bank. This or any further significant change in betting legislation may negatively affect the payment volume, revenue, and margins of our Payment Services business, as well as overall usage of Qiwi Wallet. See Item 3.D Risk Factors, - “We derive a substantial portion of our revenues from merchants in the betting industry and may lose all or a significant portion of such revenue stream due to recent changes in regulation”).

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

•

Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products and developed certain solutions and technological capabilities to widen the scope of services that we offer for merchants, partners and customers. We believe that growth of our infrastructure and suite of services we offer as well as merchant and partner network will lead to more consumers using our payment and financial services more frequently. In addition, we actively encourage consumers to use multiple products, distribution channels and interfaces, for example, for users of our physical distribution network to create a Qiwi Wallet or other online account and use it for wider range of purposes such as, for example, recurring and non-recurring payments, money transfers or as a payment collection tool. We also encourage our merchants and partners to use variety of our complimentary solutions and promote users of our payment services to adopt the financial services products that we offer, such as Factoring PLUS, Flocktory, and Tochka. We believe that the synergies offered within our ecosystem and between our payment and financial services will help enhance consumer adoption of our services in the future and create a more attractive and complete range of use cases and consumer journeys.

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

Number of active Qiwi Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is one of the measures of our success in penetrating the market and expanding our customer base. The number of active Qiwi Wallet accounts decreased to 18.1 million as of December 31, 2020 from 22.5 million as of December 31, 2019. Such decline is attributable primarily to the introduction of new limitations on anonymous wallets and consequent optimization of certain transaction processes, change of inactivity term from 6 to 12 months and enhancement of certain KYC, identification and compliance procedures. Such decline did not substantially impact our financial performance due to increasing diversification of our product proposition and operating models. We expect that the number of active QIWI Wallet could also be affected by the CBR restrictions imposed in December 2020 and resulting outflow of clients that customarily used our services specifically for payments to merchants that have become subject to the restrictions (see – Item 3.D Risk Factors,—“Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations” and Item 3.D Risk Factors,—“Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”).

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the amount of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2019 to December 31, 2020, our number of kiosks decreased from 111,000 to 94,000 and the number of terminals decreased from 23,000 to 19,000. Our kiosks and terminals can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. The number of kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was, and to a certain extend continues to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure, and we maintain or even slightly increase our market share.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Payment Services segment net revenue yield was 1.45%, 1.41% and 1.40% in 2018, 2019, and 2020, respectively. In 2020, Payment Services segment net revenue yield decreased by 1 bps in comparison to 2019. The following factors have influenced Payment Services segment net revenue yield and may influence it going forward:

•

We have experienced a changing business mix towards higher yielding transactions, which are primarily e-commerce and money remittances, whereas lower yielding transaction, such as telecoms and financial services, have declined as a percentage of total Payment Services segment payment volume. At the same time, throughout 2020 the yields in our key market verticals were decreasing primarily as a result of changing product mix within verticals (for example the development of card acquiring for betting and other merchants, which has lower commissions compared to most other products that we offer). The December 2020 CBR order (see Item 3.D Risk Factors,—“Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”) puts further negative pressure on our yields, since it primarily affects e-commerce and money remittances.

•

In the past, we have experienced a decline in average net revenue yields derived from large merchants such as, for example, MNOs since they have a substantial bargaining power over the payment channels they use including our infrastructure. We expect that the average net revenue yields will be declining in certain verticals such as E-Commerce and Money Remittances if merchants in these verticals continue to gain scale and accordingly bargaining power or if lower yielding products offered as part our infrastructure gain larger share.

•

Our Payment Services segment net revenue yield depends on the level and mix of merchant commissions as well as the level of the reload costs we have. Such costs depend on the commissions charged to us by our partners and agents for the wallet reload as well as on the mix of such channels. If the consumer preferences shift between different reload methods or if any channel becomes more expensive to us (as we have experienced in 2015 in relation to our kiosk network) or less expensive to us, our Payment Services segment net revenue yield may decrease or increase respectively. Our yields may be adversely affected by the changes in the betting legislation that will enter into force in September 2021. Betting gains received by our consumers into their Qiwi Wallet accounts represent an important and cost-efficient source of Qiwi Wallets reloads, which could decline if our presence as a payment provider in the sports betting market diminishes for any reason (see Item 3.D Risk Factors,—“We derive a substantial portion of our revenues from merchants in the betting industry and may lose all or a significant portion of such revenue stream due to recent changes in regulation”).

Impact of COVID-19

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. The virus then quickly spread out across Europe and the Americas, resulting in various “shelter-in-place” regulations, lockdowns, curfews, bans on international travel, cancellations of public events, and supply chain disruptions. These measures continue to be in place in various forms in most countries in the world, including (to a rather minor extent as of the date of this report) Russia. These developments have negatively impacted consumer and business spending and payments activity generally, and have significantly contributed to deteriorating macroeconomic conditions, business closures, higher unemployment and decrease in consumer confidence throughout the world, including Russia and other countries in which we operate. While governments around the world have taken steps to attempt to mitigate some of the more severe anticipated economic effects of COVID-19, such steps have not always been effective. The negative effects of the coronavirus on our business have included a decline in revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop in money remittance primarily due to a decline in payments to self-employed individuals due to an overall contraction of business activity, and a decline in the use of our kiosk network. The coronavirus pandemic is still ongoing and significant quarantine restrictions largely continue to prevail globally. The full impact of the COVID-19 pandemic on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last as the world has now entered its second year. These factors may remain prevalent for a significant period of time and may continue to adversely affect our business, results of operations and financial condition, even after the COVID-19 outbreak has subsided.

The COVID-19 outbreak has required and is likely to continue to require significant management attention, substantial investments of time and resources across our enterprise, and increased costs to effectively manage our operations. The spread of COVID-19 has caused us to make significant modifications to our business practices, including enabling most of our workforce to work from home, establishing strict health and safety protocols for our offices, restricting physical participation in meetings, events, and conferences and imposing restrictions on employee travel. The significant increase in the number of our employees who are working remotely as a result of the outbreak, and an extended period of remote work arrangements and subsequent reintroduction into the workplace could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, give rise to claims by employees, and impair our ability to manage our business or otherwise adversely affect our business. Additionally, COVID-19 could negatively affect our internal controls over financial reporting as a significant portion of our workforce is required to work from home and therefore new or modified processes, procedures, and controls could be required to respond to changes in our business environment. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to government authorities.

The rapidly changing global market and economic conditions as a result of COVID-19 have impacted, and are expected to continue to impact, our operations and business. The broader implications of the COVID-19 pandemic on our business, financial condition, and results of operations remain uncertain. For additional information on how COVID-19 has impacted and could continue to negatively impact our business, see below for specific discussion in the respective areas, and also refer to “Part I, Item 3D, Risk Factors” in this report.

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we receive interest revenue, fees for inactive accounts and unclaimed payments and other revenue, which includes cash and settlement service fees as well as platform and marketing services related fees and fees for guarantees issued.

Payment processing fees. Payment processing fees constitute the substantial majority of our revenue and comprise of fees charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are merchant fees and consumer fees. If the payment is made through our physical distribution network, we typically pass on a portion of the merchants fees to our agents. In certain situations, we may not receive any merchant fees, for example, when a merchant is a government body. We generally recognize merchant fees gross at the point when merchants accept or sends payments from or to the consumer. Consumer fees fall into two categories – those collected by us directly and those collected by our agents. We recognize revenue from consumer fees charged through Qiwi Wallet as well as most revenue from consumer fees charged through our kiosks and terminals gross at the point when the consumer makes a payment. Additionally, we generate foreign currency conversion revenue when the transactions are made in currencies that different from the currency of the balance used, mainly Russian Rubles. We recognize related revenues at the time of the conversion in the amount of conversion commission representing the difference between the current Russian or relevant country Central Bank foreign currency exchange rate and the foreign currency exchange rate charged by our processing system.

Interest revenue calculated using the effective interest rate. In addition to payment processing fees, we generate revenue from various sources that classified as interest revenue calculated using the effective interest rate, including income from factoring financing to legal entities provided as part of the Factoring PLUS project, depositing cash on bank deposits and investments in securities.

Fees from inactive accounts and unclaimed payments. We also earn revenues from inactive accounts and unclaimed payments, writing down leftover balances or unclaimed payments when our customers do not use their wallets or do not claim their payments respectively for prolonged periods of time so that their wallets are deemed to be inactive.

Other sources of revenue. Additionally, we charge a fee for managing of current accounts that we provide to individuals and legal entities including our agents and SME clients (cash and settlement services fee), related revenue is recorded as services are rendered or as transactions are processed; and other revenue (such as fees from customers for services provided by Flocktory and fees from non-related parties for bank guarantees issued by Factoring PLUS project).

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

Interest expense. Interest expense represents cost related to obtaining financing from banks or debt capital markets or accepting deposits from SMEs, individuals and agents.

Other expenses. We incur other expenses in addition to transaction costs, including customer support expenses, licensing operations, expenses on bank guarantees provided and other expenses.

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of advertising, client acquisition and related expenses, tax expenses (except of income and payroll relates taxes), advisory and audit services, rent of premises, expenses related to Tochka platform services, IT related services, offering expenses and other operating expenses.

Personnel expenses

Personnel expenses represents salaries and benefits paid to our IT, operating services employees, senior management, finance, legal and other administrative staff as well as related taxes and other personnel expenses. Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting, we present all personnel expenses as a single item in a Personnel expenses line.

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

For the purpose of the impairment testing of other non-current assets we estimate the recoverable amounts as the higher of the value in use or the fair value less costs to sell of an individual asset or Cash Generating Unit (CGU) such asset relates to. For the year ended December 31, 2020 and December, 31 2019 impairment of intangible and fixed assets was RUB 32 million and RUB 201 million, respectively, mainly relating to the liquidation of QIWI Box project in 2019 and resulting impairment of its asset base comprising primarily of self-pick-up parcel lockers. For the years ended December 31, 2019 and 2018 impairment of intangible assets was RUB 201 million and RUB 23 million, respectively, mainly relating to the impairment of QIWI Box CGUs and New Terminal CGUs (New Terminal is a project focus on developing of a new generation of kiosks), respectively.

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

Other income and expenses net

Other income and expenses primarily include non-recurring gains and losses that are immaterial by their nature and don’t relate to our operating activity.

Foreign exchange gain / loss net

Foreign exchange gain and loss arise as a result of re-measurement of monetary assets and liabilities denominated in foreign currencies at the functional currency rate of exchange at the reporting date. The amount of foreign exchange gain and loss for the reporting period is directly related to currency rates fluctuations.

Interest income and expenses net

Interest income represents primarily interest on non-banking loans issued. Interest expense primarily represents interest expense accrued on lease liabilities held by the Company.

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

Revenue recognition

We recognize revenue from contracts with customers when control of the services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. We have generally concluded that it is the principal in our revenue arrangements because we typically control the services before transferring them to the customer. Revenues and related cost of revenue from services are recognized in the period when services are rendered, regardless of when payment is made.

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

Contract price is allocated separately to each performance obligation. There are generally no variable amounts affecting consideration at the moment such consideration is recognized as revenue. In the unusual situation when the variability exists, we make estimates of the amount to be recognized based on the appropriate budgets and models. Consideration from customers does not have any non-cash component. Consideration payable to a customer is accounted as a reduction of the transaction price and, therefore, a reduction of revenue. Consideration from customers is normally received within a few months and never in more than a year. Consequently, we believe that it contains no significant financing component.

Within some components of our business, we pay remuneration to our employees and third parties for attracting customers. The costs which are incremental to acquisition of new customers are further analyzed for recoverability. If these expenditures are expected to be offset by future income, they are capitalized as costs to obtain a contract and depreciated during the contract term.

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

We generate revenue from the foreign currency conversion when payments are made in currencies different from the country of the consumer, mainly Russia. We recognize the related revenues at the time of conversion in the amount of conversion commission representing the difference between the current Russian or relevant country Central Bank foreign currency exchange rate and the foreign currency exchange rate charged by our processing system.

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

Other revenues

Other revenues include revenues from commissions charged for platform and marketing services, commission for issuing guarantees, and some other minor activities.

Loyalty program

Our business units that are currently providing banking services to customers have loyalty programs, allowing clients to accumulate loyalty points that are accrued as percentage of purchases made using bank cards and can be used to reimburse future purchases. Revenue is therefore decreased by the nominal value of points awarded to customers during the period multiplied by the probability of their subsequent realization.

Recognition of interest income and interest expense

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR method. The EIR (and therefore, the amortized cost of the asset) is calculated by taking into account any discount or premium on acquisition, fees and costs that are an integral part of the EIR of the financial instrument.

We calculate interest income by applying the EIR to the gross carrying amount of financial assets other than credit-impaired assets. When a financial asset becomes credit-impaired and is, therefore, regarded as ‘Stage 3’, we calculate interest income by applying the effective interest rate to the net amortized cost of the financial asset. If the financial assets restore and is no longer credit-impaired, we revert to calculating interest income on a gross basis.

Interest income from bank loans and short-term and long-term investments performed as part of our treasury function is classified as part of revenues, interest income derived from loans issued to various third and related parties as part of other arrangements is classified as interest income. All interest received from loans and investment is shown as cash inflows from operating activity in the consolidated statement of cash flows.

Interest expense from bank borrowings intended to attract funds for reinvestment is classified as part of cost of revenue. Interest expense derived from borrowings attracted from various third parties as part of other arrangements is classified as interest expense not as part of cost of revenue. All interest paid on borrowings is shown as cash outflows from operating activity in the consolidated statement of cash flows.

Revenue recognition requiring significant judgment

We also exercise significant judgment in reaching a conclusion about our accounting policy the following matters concerning revenue:

•	Standard applicable to revenue from our SOVEST project that we divested in 2020; and

•	Recognition of revenue from inactive accounts and unclaimed payments.

SOVEST project implied offering interest free loans to individuals for the purchases made with installment cards plus various options connected to the use of these cards. It brings revenues in the form of commissions from merchants and card-holders as well as interchange fee from the payment system. We exercise significant judgment in determining which of these commissions fall within the scope of IFRS 9 or IFRS 15. The resulting conclusion depends mainly on whether a commission can be linked to a specific lending arrangement or not.

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

Determining the lease term of contracts with renewal and termination options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option under some of its contracts to lease assets for an additional term. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew the lease. The Group considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

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

Impairment of goodwill and intangible assets

We determine that during the period under review we had the following material CGUs: SOVEST, Payment services, QIWI Box, Tochka, Rocketbank and Flocktory. For the purpose of the goodwill impairment test, we estimate the recoverable amounts of Payment services CGU as fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares and as value in use based on discounted cash flow models for other CGUs. For the purpose testing for impairment the Group’s of intangible assets with indefinite useful lives, we estimate the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, we estimate the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

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

PD

The Probability of Default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.

EAD

The Exposure at Default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

LGD

The Loss Given Default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

For other financial assets (i.e., cash in banks, loans and debt instruments) and financial liabilities (i.e., financial guarantees and credit related commitments) we have established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument.

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

For installment card loans and its undrawn credit commitments ELC calculation we use internal historical installment card loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

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

Measurement of costs associated with share-based payments

As of December 31, 2020, we had two outstanding equity-based compensation programs: 2015 Restricted Stock Units Plan (RSU Plan) and 2019 Employee Stock Option Plan (2019 ESOP). We estimate fair value of ESOP that are expected to vest using the Black-Scholes-Merton option pricing model and RSUs that are expected to vest using the binominal pricing model and recognize the share-based payment expense by rate over the requisite service period applicable to each option-vesting tranche. We used the following assumptions:

	2015 Restricted Stock Unit Plan (RSU Plan)	2019 Employee Stock Option Plan (2019 ESOP)
Adoption date	July, 2015	June, 2019
Type of shares	Class B shares	Class B shares
Number of options or RSUs reserved	Up to 2,100,000 shares	Up to 3,100,000 shares
Exercise price	Granted during:	Granted during:
	Year 2016: n/a	Year 2019: U.S. $ 16.75
	Year 2017: n/a	Year 2020: U.S. $ 13.70 – 17.19
Year 2018: n/a
Year 2019: n/a
Exercise basis	Shares	Shares
Expiration date	December 2022	December 2026
Vesting period	Three vesting during up to 2 years	Two vesting during up to 4 years
Expected volatility (%)	40.65 – 64.02	41.12 – 65.47
Risk free interest rate (%)	2.89 – 4.34	0.24 – 1.94
Dividend yield (%)	0 – 5.70	2.73 – 8.76
Other major terms

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

With respect to price volatility, for the RSU Plan and the 2019 ESOP we used the assumption that historical QIWI’s share price volatility over a period similar to the life of the instruments is indicative of future trends, which may not necessarily be the actual outcome.

We calculate the risk-free interest rate that we use in the RSU Plan and in the 2019 ESOP model based on the implied yield currently available on the Russian sovereign Eurobonds with a remaining term approximating the expected life of the option award being valued.

Any determination regarding the amount of future dividends will depend on a range of factors, including the availability of distributable profits, our liquidity and financial position, our strategic plans and growth initiatives, restrictions imposed by our financing arrangements, tax considerations, planned acquisitions, and other relevant factors. Therefore, we set a dividend yield based on historical payout and best management’s expectation for dividends distribution. Details are further described in “Item 8. Financial information — Dividend Policy.”

We determined the amount of share-based compensation expense based on awards that we ultimately expect to vest, considering estimated forfeitures. To properly attribute compensation expense, we estimate pre-vesting forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate used in valuation models granted during the year 2018, 2019, and 2020 are from 11.35% to 16%, from nil to 10%, and from nil to 12%, respectively. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2018, 2019, and 2020:

	Years ended December 31,
	2018 (1)	2019 (1)	2020
	(in RUB millions)
Revenue, including	29,593	35,941	40,622
Payment processing fees	23,694	30,736	34,326
Interest revenue calculated using the effective interest rate	1,255	1,961	2,390
Fees from inactive accounts and unclaimed payments	1,419	1,806	1,952
Other revenue	3,225	1,438	1,954
Operating costs and expenses, including	(20,714)	(23,964)	(26,558)
Cost of revenue (exclusive of items shown separately below)	(10,332)	(14,075)	(16,494)
Selling, general and administrative expenses	(3,833)	(3,442)	(2,733)
Personnel expenses (2)	(5,758)	(5,192)	(6,108)
Depreciation and amortization	(772)	(1,066)	(1,101)
Credit loss (expense)/income	4	12	(90)
Impairment of non-current assets	(23)	(201)	(32)
Profit from operations	8,879	11,977	14,064
Share of gain/(loss) of an associate and a joint venture	(46)	258	663
Other income and expenses, net	(181)	(91)	(95)
Foreign exchange gain/(loss), net (3)	263	(172)	(199)
Interest income and expenses, net	17	(18)	(68)
Profit before tax from continuing operations	8,932	11,954	14,365
Income tax expense	(1,751)	(2,513)	(3,119)
Net profit from continuing operations	7,181	9,441	11,246
Discontinued operations
Loss after tax from discontinued operations	(3,555)	(4,554)	(2,308)
Net profit	3,626	4,887	8,938

Attributable to:
Equity holders of the parent	3,584	4,832	8,842
Non-controlling interests	42	55	96

(1)

Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

(2)

Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting December 31, 2019, we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the years ended December 31, 2016 through 2018 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes. See Item 5 Operating and Financial Review and Prospects. Operating Costs and Expenses for details.

(3)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

Set out below are our consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 as a percentage of total revenue:

	Years ended December 31,
	2018 (1)	2019 (1)	2020
	(as a percentage of revenue)
Revenue, including	100.0	100.0	100.0
Payment processing fees	80.1	85.5	84.4
Interest revenue calculated using the effective interest rate	4.2	5.5	5.9
Fees from inactive accounts and unclaimed payments	4.8	5.0	4.8
Other revenue	10.9	4.0	4.9
Operating costs and expenses, including	(70.0)	(66.7)	(65.3)
Cost of revenue (exclusive of items shown separately below)	(34.8)	(39.1)	(40.6)
Selling, general and administrative expenses	(13.0)	(9.6)	(6.7)
Personnel expenses	(19.5)	(14.4)	(15.0)
Depreciation and amortization	(2.6)	(3.0)	(2.7)
Credit loss (expense)/income	0.0	0.0	(0.2)
Impairment of non-current assets	(0.1)	(0.6)	(0.1)

Profit from operations	30.0	33.3	34.7

Share of gain/(loss) of an associate and a joint venture	(0.2)	0.8	1.7
Other income and expenses, net	(0.6)	(0.3)	(0.2)
Foreign exchange gain/(loss), net	0.9	(0.4)	(0.5)
Interest income and expenses, net	0.1	(0.1)	(0.2)

Profit before tax	30.2	33.3	35.5

Income tax expense	(5.9)	(7.0)	(7.7)

Net profit from continuing operations	24.3	26.3	27.8
Discontinued operations
Loss after tax from discontinued operations	(12.0)	(12.7)	(5.6)
Net profit	12.3	13.6	22.2
Equity holders of the parent	12.1	13.4	22.0
Non-controlling interests	0.2	0.2	0.2

(1)

Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Set out below are our revenues, by source, for the year December 31, 2020 and 2019, and as a percentage of total revenue:

	Year ended December 31,
	2019 (1)	2019 (1)	2020	2020
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	35,941	100.0	40,622	100.0
Payment processing fees	30,736	85.5	34,326	84.4
Interest revenue calculated using the effective interest rate	1,961	5.6	2,390	5.9
Fees from inactive accounts and unclaimed payments	1,806	5.0	1,952	4.8
Cash and settlement service fees	932	2.6	512	1.3
Platform and marketing services related fees (2)	157	0.4	794	2.0
Fees for guarantees issued (2)	121	0.3	440	1.1
Other revenue	228	0.6	208	0.5

(1)

Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

(2)

Platform and marketing services related fees and fees for guarantees issued were presented as part of Other revenue prior to December 31, 2020, and are now presented separately to reflect the management view on material business activities.

Revenue for the year ended December 31, 2020 was RUB 40,622 million, an increase of 13%, or RUB 4,681 million, compared to the same period in 2019. Payment processing fees for the year ended December 31, 2020 were RUB 34,326 million, an increase of 12%, or RUB 3,590 million, compared to the same period in 2019. The increase in payment processing fees resulted primarily from volume growth in such categories as E-commerce (mainly as a result of an increase in volumes of digital entertainment, primarily betting merchants) and Money Remittance (as a result of the implementation of the self-employed market focus strategy). The increase was partially offset by the slight decline in average payment net revenue yield, particularly in E-commerce category due to the scaling of new products and corresponding shift of the product mix towards lower yielding volumes.

The number of active Qiwi Wallet accounts decreased to 18.1 million as of December 31, 2020 from 22.5 million as of December 31, 2019. The decline resulted mainly from the introduction of new limitations on the anonymous wallets and consequent optimization of certain transaction processes, change of inactivity term from 6 to 12 months and enhancement of certain KYC, identification and compliance procedures. Such decline did not substantially impact our financial performance. The number of our kiosks and terminals decreased, with 113,713 active kiosks and terminals as of December 31, 2020 compared to 134,280 as of December 31, 2019, primarily as a result of the underlying market dynamics further described in “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services.”

Interest revenue calculated using the effective interest rate for the year ended December 31, 2020 was RUB 2,390 million, an increase of 22%, or RUB 429 million, compared to the same period in 2019. The growth was primarily related to the increase in income from factoring financing provided as part of the Factoring PLUS project.

Fees for inactive accounts and unclaimed payments increased by 8%, or RUB 146 million, from RUB 1,806 million in 2019 to RUB 1,952 million in 2020.

Cash and settlement services fees for the year ended December 31, 2020 were RUB 512 million, a decrease of 45%, or RUB 420 million, compared to the same period in 2019. Cash and settlement services fees decrease resulted primarily from a decline in number of active Tochka clients in QIWI Bank. The decrease was underpinned by the transfer of Tochka project to JSC Tochka starting from February 1, 2019, which is now recognized as an associate. As a result of this transition we no longer recognize a substantial portion of Tochka project revenues associated with the information and technology service agreements with Otkritie Bank.

Platform and marketing services related fees for the year ended December 31, 2020 were RUB 794 million, an increase of 406%, or RUB 637 million, compared to the same period in 2019. The increase was mainly driven by growth of revenue from Flocktory services resulting primarily from Flocktory consolidation starting December 2, 2019.

Fees for guarantees issued for the year ended December 31, 2020 was RUB 440 million, an increase of 264%, or RUB 319 million, compared to the same period in 2019. The increase was mainly driven by growth of Factoring PLUS digital guarantees service launched in 2019.

Other revenue for the year ended December 31, 2020 was RUB 208 million, a decrease of 9%, or RUB 20 million, compared to the same period in 2019. The increase was driven by certain individually insignificant items.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2020 and 2019, and as a percentage of total revenue:

	Year ended December 31,
	2019 (1)	2019 (1)	2020	2020
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue	(14,075)	(39.2)	(16,494)	(40.6)
Transaction costs	(12,633)	(35.1)	(14,777)	(36.3)
Cost of cash and settlement service fees	(164)	(0.5)	(171)	(0.4)
Interest expense	(47)	(0.1)	(288)	(0.7)
Other expenses	(1,231)	(3.4)	(1,258)	(3.1)
Selling, general and administrative expenses	(3,442)	(9.6)	(2,733)	(6.7)
Personnel expenses	(5,192)	(14.5)	(6,108)	(15.0)
Depreciation and amortization	(1,066)	(3.0)	(1,101)	(2.7)

(1)

Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

Cost of revenue

Cost of revenue for the year ended December 31, 2020, was RUB 16,494 million, an increase of 17%, or RUB 2,419 million, compared to the same period in 2019. Transaction costs, which primarily include different types of payment processing commissions that are charged by third party agents and providers, including banks and payment systems, increased by 17% or RUB 2,144 million from RUB 12,633 million to RUB 14,777 million for the year ended December 31, 2020, as compared to the same period in 2019. This increase, in general, is in line with the revenue growth.

Cost of cash and settlement service fees

Cost of cash and settlement service fees for the year ended December 31, 2020 were RUB 171 million, an increase of 4%, or RUB 7 million, compared to the same period in 2019. Cost of cash and settlement service fees are primarily related to the Tochka business and increased due to increased payment rates under our Information Technology Services Agreements with Otkritie Bank.

Interest expense

Interest expenses for the year ended December 31, 2020 were RUB 288 million, an increase of 513%, or RUB 241 million, compared to the same period in 2019, primarily, related to the funding of the Factoring PLUS project factoring portfolio growth and represented by interest expenses on external credit facilities as well as publicly traded bonds issued in the second half of 2020.

Other expenses

Other expenses for the year ended December 31, 2020 were RUB 1,258 million, an increase of 2%, or RUB 27 million, compared to the same period in 2019.

Segment Net Revenue

The following table presents net revenue by reportable segment (see “Item 4.B. Business Overview” for more information about our reportable segments) for the periods indicated:

	Year ended December 31,
	2019 (1)	2020
	(in RUB millions)	(in RUB millions)
Payment Services	20,965	22,637
Consumer Financial Services	1,339	1,066
Rocketbank	(490)	548
Corporate and Other	1,362	1,727
Total Segment Net Revenue (2)	23,176	25,978

(1)

Numbers do not correspond to the previously disclosed due to the change in the presentation. SME Segment results of operation are presented as part of the Corporate and Other category due to SME Segment financial results falling below reportable segment thresholds.

(2)

For the periods indicated above Total Segment Net Revenue is equal to Total Net Revenue. See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

Segment net revenue attributable to the Payment Services segment increased by RUB 1,672 million, or 8%, in 2020 compared to the same period in 2019. The growth in this segment’s net revenue was mainly due to an increase in payment processing fees. Payment processing fees increased by 12% or by RUB 3,590 million compared to the same period of 2019 that in line with volume growth, which was primarily driven by E-commerce and Money Remittances market verticals partially offset by the decrease in payment average adjusted net revenue yield. Transaction costs increased by 17% or by RUB 2,144 million, in line with the increase in payment processing fees. Interest revenue decreased by 4% or by RUB 66 million compared to 2019. The decrease in interest revenue resulted primarily from lower interest rate environment in 2020. Fees from inactive accounts and unclaimed payments increased by 8%, or RUB 146 million compared to 2019. Other revenue net increased by 46% or by RUB 55 million compared to 2019. Payment Services segment net revenue accounted for 87% of Total Net Revenue in 2020.

Segment net revenue attributable to the Consumer Financial Services segment decreased by RUB 273 million, or 20%, in 2020 compared to the same period in 2019. The decrease in Consumer Financial Services segment net revenue resulted from the divestment of SOVEST project in July 2020. Consumer Financial Services segment net revenues accounted for approximately 4% of Total Net Revenue in 2020.

Segment net revenue attributable to the Rocketbank segment increased by RUB 1,038 million in 2020 compared to the same period in 2019. Net revenue growth was driven primarily by revenue generated from the loyalty program termination due to the project wind-down. Rocketbank segment net revenues accounted for approximately 2% to Total Net Revenue in 2020.

Net revenues attributable to the Corporate and Other category increased by RUB 365 million, or 27%, in 2020 compared to the same period in 2019. The growth in net revenue was primarily driven by the growth in interest revenue due to scaling of Factoring PLUS project as well as the growth of marketing platform services due to consolidation of Flocktory project, which was partially offset by Tochka net revenue decline. Corporate and Other category net revenue accounted for approximately 7% of Total Net Revenue in 2020.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2020 were RUB 2,733 million, a decrease of 21%, or RUB 709 million, as compared to the same period in 2019. Lower SG&A expenses resulted primarily from: (i) the decrease in other expenses by 36% or by RUB 339 million, from RUB 932 million in 2019 to RUB 593 million in 2020, mainly related to the decrease in travelling and representation expenses caused by lockdowns and other restrictions imposed due to COVID-19 pandemic, which, among other things, led to reduction in corporate events; (ii) the decrease in advertising, client acquisition and related expenses by 46% or by RUB 261 million, from RUB 562 million in 2019 to RUB 301 million in 2020, mainly related to the partial transfer of Tochka’s operations to an associate starting in February 2019, and the decrease in expenses of the Payment Services Segment due to the effect of COVID-19, which led to reduction of participation in forums and exhibitions as well as optimization of expenses for advertising and souvenir products; and (iii) the decrease in expenses related to Tochka platform services by 29% or by RUB 156 million, from RUB 538 million in 2019 to RUB 382 million in 2020, mainly resulted from a decline in number of active Tochka clients with QIWI Bank.

Personnel expenses

Personnel expenses for the year ended December 31, 2020 were RUB 6,108 million, an increase of 18%, or RUB 916 million, as compared to the same period in 2019. Increase in personnel expenses year over year was driven by mixed trends: (i) the hiring of highly paid employees, including IT specialists as well as other personnel engaged in current business activities; (ii) an increase in salaries and bonus payments for existing employees aimed at matching the market level as well as an increase in corresponding social insurance contributions; (iii) consolidation of Flocktory business starting from December 2019, and an increase in number of employees in certain other projects; (iv) redundancy provision charge due to the current economic situation as well as realized redundancy costs at QIWI Blockchain Technologies and QIWI Box; all of which were partially offset by: (v) the transfer of Tochka personnel from QIWI to Tochka JSC in February 2019; (vi) a decrease in ESOP and RSU programs charges in 2020; and (vii) a reduction of expenses for trainings due to the COVID-19 pandemic.

Depreciation and amortization

Depreciation for the year ended December 31, 2020 amounted to RUB 1,101 million, an increase of 3% or RUB 35 million compared to the same period in 2019.

Credit loss (expenses)/income

Credit loss expense for the year ended December 31, 2020 was RUB 90 million, an increase of RUB 102 million, compared to credit loss income of RUB 12 million for the same period in 2019. The increase predominantly resulted from the growth of the Factoring PLUS project factoring portfolio, which significantly increased in 2020.

Impairment of non-current assets

Impairment of non-current assets for the year ended December 31, 2020 was RUB 32 million, a decrease of 84%, or RUB 169 million, compared to the same period in 2019. The decrease was mostly related to a liquidation of QIWI Box’s fixed and intangible assets recognized in 2019 due to discontinuation of its operations; there were no write offs in 2020.

Share of gain/(loss) of an associate and a joint venture

Share of gain of an associate and a joint venture for the year ended December 31, 2020 was RUB 663 million, an increase of 157%, or RUB 405 million, compared to the same period in 2019. The increase was mainly driven by the growth in net profit of an associate, JSC Tochka, which operations started on February 1, 2019.

Other income and expenses, net

Other expenses, net for the year ended December 31, 2020 were RUB 95 million, a decrease of 4%, or RUB 4 million, compared to RUB 91 million 2019.

Foreign exchange gain/(loss), net

Foreign exchange loss for the year ended December 31, 2020 was RUB 199 million, an increase of 16%, or RUB 27 million, compared to the same period in 2019. The increase of foreign exchange loss primarily resulted from a revaluation of cash balances, loans issued and guarantee deposits denominated in US dollars that was driven by significant exchange rate volatility during 2020.

Interest income and expenses, net

Interest income and expenses, net for the year ended December 31, 2020 was an expense of RUB 68 million, an increase of 278%, or RUB 50 million, compared to the same period in 2019. The increase in expenses primarily related to growth of interest on lease liabilities due to prolongation of the main office lease agreements underpinned by the decrease of interest income due to lower volume of loans granted to venture projects.

Income tax

Income tax for the year ended December 31, 2020 amounted to RUB 3,119 million, an increase of 24%, or RUB 606 million as compared to the same period in 2019, resulting from the increase in profit before tax as well as higher effective tax rate. Our effective tax rate in 2020 was 22%, an increase of 68 bps compared to the same period in 2019 resulting from an increase in share of profit before tax generated by our entities located in jurisdictions with higher tax rates.

Loss after tax from discontinued operations

Loss after tax from discontinued operations for the year ended December 31, 2020, was RUB 2,308 million, a decrease of 49%, or RUB 2,246 million, compared to the same period in 2019, resulting from the wind-down of Rocketbank and divestiture of Sovest and subsequent loss reduction.

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2019 (1)(2)	2020(2)
	(in RUB millions)	(in RUB millions)
Payment Services	12,105	12,608
Consumer Financial Services	(1,981)	(793)
Rocketbank	(2,317)	(781)
Corporate and Other	(1,128)	(730)
Total Segment Net Profit(3)	6,679	10,304

(1)

Numbers do not correspond to the previously disclosed due to the change in the presentation. SME Segment results of operation are presented as part of the Corporate and Other category due to SME Segment financial results falling below reportable segment thresholds.

(2)	Numbers include continuing and discontinued operations.
(3)

For the periods indicated above Total Segment Net Profit is equal to Total Adjusted Net Profit. See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

Segment net profit attributable to the Payment Services segment increased by RUB 503 million, or 4%, in 2020 compared to the same period in 2019. The increase was primarily driven by net revenue growth of the respective segment.

Segment net loss attributable to the Consumer Financial Services segment decreased by RUB 1,188 million, or 60%, in 2020 compared to the same period in 2019. The decrease in CFS segment net loss was mainly driven by the decline in personnel expenses and selling, general and administrative expenses due to the divestment of the SOVEST project.

Segment net loss attributable to the Rocketbank segment decreased by RUB 1,536 million, or 66%, in 2020 compared to the same period in 2019. The decrease in Rocketbank segment net loss was mainly driven by net revenue generated from a loyalty program termination underpinned by the decline in selling, general and administrative expenses and personnel expenses resulting from the wind-down of the Rocketbank project.

Net loss attributable to the Corporate and Other category decreased by RUB 398 million, or 35%, in 2020 compared to the same period in 2019. The decrease in Net Loss mostly related to net profit growth at Factoring PLUS and Tochka due to the development of the respective projects that was partially offset by the growth in corporate personnel expenses (excluding share-based payments).

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

Set out below are our revenues, by source, for the year December 31, 2019 and 2018, and as a percentage of total revenue:

	Year ended December 31,
	2018 (1)	2018	2019 (1)	2019
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	29,593	100.0	35,941	100.0
Payment processing fees	23,694	80.1	30,736	85.5
Interest revenue calculated using the effective interest rate	1,255	4.2	1,961	5.5
Fees from inactive accounts and unclaimed payments	1,419	4.8	1,806	5.1
Cash and settlement services fees	2,980	10.1	932	2.6
Platform and marketing services related fees(2)	98	0.3	157	0.4
Fees for guarantees issued(2)	25	0.1	121	0.3
Other revenue	122	0.4	228	0.6

(1)

Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

(2)

Platform and marketing services related fees and fees for guarantees issued were presented as part of Other revenue prior to December 31, 2020, and are now presented separately to reflect the management view on material business activities.

Revenue for the year ended December 31, 2019 was RUB 35,941 million, an increase of 21%, or RUB 6,348 million, compared to the same period in 2018. This increase was primarily driven by an increase in payment processing fees and interest revenue calculated using the effective interest rate. Payment processing fees for the year ended December 31, 2019 were RUB 30,736 million, an increase of 30%, or RUB 7,042 million, compared to the same period in 2018. The increase in payment processing fees resulted primarily from volume growth in such categories as E-commerce (mainly as a result of an increase in volumes of digital entertainment, primarily betting merchants) and Money Remittance (as a result of the implementation of our B2B2C and self-employed strategy) and partially offset by the slight decline in average payment net revenue yield, particularly in E-commerce category, mainly driven by the focus on increasing the scale of our business through offering new services to merchants and partners, which have lower commission than our core e-Wallet solutions.

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

Interest revenue calculated using the effective interest rate for the year ended December 31, 2019 was RUB 1,961 million, an increase of 56%, or RUB 706 million, compared to the same period in 2018. The growth was primarily related to increase in interest income earned on funds deposited by Qiwi Bank with the CBR, other banks, and debt securities (due to larger amount of volumes deposited in 2019).

Fees for inactive accounts and unclaimed payments increased by 27%, or RUB 387 million, from RUB 1,419 million in 2018 to RUB 1,806 million in 2019. The increase was driven primarily by growth of payment volume and a number of users.

Cash and settlement services fees for the year ended December 31, 2019 were RUB 932 million, a decrease of 69%, or RUB 2,048 million, compared to the same period in 2018. This decrease resulted from the termination of information and technology service agreements with Otkritie Bank for providing services to Tochka clients that have their accounts with Otkritie Bank starting from February 1, 2019 following the transfer of the Tochka operations to JSC Tochka.

Platform and marketing services related fees for the year ended December 31, 2019 were RUB 157 million, an increase of 60%, or RUB 59 million, compared to the same period in 2018. The increase was mainly driven by growth of the revenue from Flocktory services resulting primarily from Flocktory consolidation on December 2, 2019.

Fees for guarantees issued for the year ended December 31, 2019 were RUB 121 million, an increase of 384%, or RUB 96 million, compared to the same period in 2018. The increase was mainly driven by launch of digital bank guarantees services as part of the Factoring PLUS project.

Other revenue for the year ended December 31, 2019 was RUB 228 million, an increase of 87%, or RUB 106 million, compared to the same period in 2018. The increase mainly resulted from logistic services provided by QIWI Box, and some other individually insignificant items.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2018 and 2019, and as a percentage of total revenue:

	Year ended December 31,
	2018 (1)	2018	2019 (1)	2019
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue	(10,332)	(34.9)	(14,075)	(39.2)
Transaction costs	(9,324)	(31.5)	(12,633)	(35.1)
Cost of cash and settlement service fees	(105)	(0.4)	(164)	(0.5)
Interest expense	(26)	(0.1)	(47)	(0.1)
Other expenses	(877)	(3.0)	(1,231)	(3.4)
Selling, general and administrative expenses	(3,833)	(13.0)	(3,442)	(9.6)
Personnel expenses	(5,758)	(19.5)	(5,192)	(14.5)
Depreciation and amortization	(772)	(2.6)	(1,066)	(3.0)

(1)

Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

Cost of revenue

Cost of revenue for the year ended December 31, 2019 was RUB 14,075 million, an increase of 36%, or RUB 3,743 million, compared to the same period in 2018. Transaction costs increased by 35% or RUB 3,309 million from RUB 9,324 million to RUB 12,633 million for the year ended December 31, 2019 as compared to the same period in 2018. This increase is in line with the volume growth; such costs primarily include different types of payment processing commissions that are charged by third party providers, including banks and payment systems, and driven primarily by higher volumes.

Cost of cash and settlement service fees

Cost of cash and settlement service fees for the year ended December 31, 2019 were RUB 164 million, an increase of 56%, or RUB 59 million, compared to the same period in 2018, is primarily related to Tochka and originated from the growth of client portfolio within Qiwi Bank.

Interest expense

Interest expenses for the year ended December 31, 2019 were RUB 47 million, an increase of 81%, or RUB 21 million, compared to the same period in 2018, due to increase in volumes of client deposits.

Other expenses

Other expenses for the year ended December 31, 2019 were RUB 1,231 million, an increase of 40%, or RUB 354 million, compared to the same period in 2018 The increase in other expenses was mainly due to (i) an increase in expenses related to digital bank guarantee services of the Factoring PLUS project, and (ii) increase in external customer support related expenses due to SMS tariffs growth as well as messages and call-center services costs increase.

Segment Net Revenue

The following table presents net revenue by reportable segment (see “Item 4.B. Business Overview” for more information about our reportable segments) for the periods indicated:

	Year ended December 31,
	2018 (1)	2019 (1)
	(in RUB millions)	(in RUB millions)
Payment Services	16,497	20,965
Consumer Financial Services	385	1,339
Rocketbank	(263)	(490)
Corporate and Other	3,038	1,362
Total Segment Net Revenue (2)	19,657	23,176

(1)

Numbers do not correspond to the previously disclosed due to the change in the presentation. SME Segment results of operation are presented as part of the Corporate and Other category due to SME Segment financial results falling below reportable segment thresholds.

(2)

For the periods indicated above Total Segment Net Revenue is equal to Total Net Revenue. See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

Segment net revenue attributable to the Payment Services segment increased by RUB 4,468 million, or 27%, in 2019 compared to the same period in 2018. The growth in this segment’s net revenue was mainly due to an increase in payment processing fees and interest revenue calculated using the effective interest rate (primarily related to interest income earned on funds deposited by Qiwi Bank). Payment processing fees increased by 30% or by RUB 7,042 million compared to the same period of 2018 in line with volume growth, which was primarily driven by E-commerce and Money Remittances market verticals partially offset by decrease in yields of these verticals. Transaction costs increased by 35% or by RUB 3,309 million, in line with the increase in payment processing fees. Interest revenue increased by 42% or by RUB 557 million compared to 2018. The increase in interest revenue resulted primarily from larger deposits which Qiwi Bank placed with CBR and other banks in 2019. Fees from inactive accounts and unclaimed payments increased by 27%, or RUB 387 million compared to 2018. Other revenue net increased by 72% or by RUB 95 million compared to 2018. Payment Services segment net revenue accounted for 90% of Total Segment Net Revenue in 2019.

Segment net revenue attributable to the Consumer Financial Services segment increased by RUB 954 million in 2019 compared to the same period in 2018. The increase in Consumer Financial Services segment net revenue primarily resulted from the introduction of the consumer paid value-added options starting from the mid-2018 as well as from scaling of the SOVEST project and corresponding volume growth. Consumer Financial Services segment net revenues accounted for approximately 6% of Total Segment Net Revenue in 2019.

Segment net revenue attributable to the Rocketbank segment decreased by RUB 227 million in 2019 compared to the same period in 2018. Net revenue was negative due to costs incurred in connection with the operations of Rocketbank after the completion of the transfer of Rocketbanks’ customers and loyalty program to Qiwi Bank following Rocketbank acquisition. Rocketbank segment net revenues contributed approximately negative 2% to Total Segment Net Revenue in 2019.

Net revenues attributable to the Corporate and Other category decreased by RUB 1,676 million in 2019 compared to the same period in 2018. The decrease in net revenue was driven by the transfer of the Tochka project to the new entity – JSC Tochka, which has commenced its business operations on February 2019. As a result of this transition we stopped recognizing a certain portion of Tochka project revenues associated with the information and technology service agreements with Otkritie Bank. This decrease was slightly offset by the growth in Factoring PLUS revenue due to the scaling of the project. Corporate and Other category net revenue accounted for approximately 6% of Total Segment Net Revenue in 2019.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2019 were RUB 3,442 million, a decrease of 10%, or RUB 391 million, as compared to the same period in 2018 and were affected by mixed trends. Four items primarily contributed to the decline in SG&A: (i) decline in advertising, client acquisition and related expenses, which decreased by 52% or by RUB 614 million from RUB 1,176 million in 2018 to RUB 562 million in 2019, mostly as a result of transfer of Tochka project expenses to JSC Tochka starting from February 2019 that was partially offset by an advertising campaign held by the Payment Services Segment in the fourth quarter of 2019; (ii) decrease in rent of premises and related utility expenses by 78% or by RUB 359 million from RUB 461 million in 2018 to RUB 102 million in 2019 resulting primarily from the adoption of IFRS 16; (iii) decrease in other administrative expenses by RUB 59 million or 6% due to transfer of Tochka project expenses to JSC Tochka starting from February 2019 that was partially offset by discounts on advances issued by QIWI plc to its key partners, and (iv) decrease in tax expenses, except income and payroll related taxes, by RUB 60 million, or 14%. This decline was partially offset by: (i) introduction of new expense line related to Tochka platform services arising after the transfer of the Tochka’s operations to an associate starting from February 2019, in the amount of RUB 538 million; (ii) increase in offering expenses by RUB 79 million for the year ended December 31, 2019; and (iii) increase in advisory and audit services by RUB 59 million or 12% mainly driven by one-off projects that were individually insignificant.

Personnel expenses

Personnel expenses for the year ended December 31, 2019 were RUB 5,192 million, a decrease of 10%, or RUB 566 million, as compared to the same period in 2018. This decline was mainly driven by transfer of Tochka personnel expenses from QIWI to Tochka JSC starting from February 2019 that was partially offset by the increase in salaries aimed at matching market level, hiring personnel in Payment Services segment and corporate and other category, and higher bonus payments to existing employees predominantly in the Payment Services Segment.

Depreciation and amortization

Depreciation for the year ended December 31, 2019 amounted to RUB 1,066 million, an increase of 38% or RUB 294 million compared to the same period in 2018. Depreciation of fixed assets increased as a result of adoption of IFRS 16 in 2019 and purchase of hardware for processing and data centers in order to improve the fault resistance and efficiency of our IT systems.

Credit loss (expense)/ income

Credit loss income (recovery of expense of prior years) for the year ended December 31, 2019 was RUB 12 million, an increase of RUB 8 million, compared to the same period in 2018.

Impairment of non-current assets

Impairment of non-current assets for the year ended December 31, 2019 was RUB 201 million, an increase of RUB 178 million, compared to the same period in 2018. The increase was mostly related to an impairment of QIWI Box’s fixed and intangible assets due to the plan to discontinue their operations.

Share of gain/(loss) of an associate and a joint venture

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

Foreign exchange gain/(loss), net

Foreign exchange loss for the year ended December 31, 2019 was RUB 172 million, an increase of RUB 435 million, compared to foreign exchange gain of RUB 263 million for the same period in 2018. The decrease of foreign exchange gain/(loss), net primarily resulted from a revaluation of cash balances, loans issued and guarantee payments denominated in US dollars following the depreciation of the US dollar against the Russian ruble as compared to 2018.

Interest income and expenses, net

Interest income and expenses, net for the year ended December 31, 2019 was expense of RUB 18 million, an increase of RUB 35 million, compared to an interest income of RUB 17 million for the same period in 2018. The increase in expenses primarily resulted from increase in lease interest expenses following the adoption of IFRS 16 in 2019.

Income tax

Income tax for the year ended December 31, 2019 amounted to RUB 2,513 million, an increase of 44%, or RUB 762 million as compared to the same period in 2018, resulting from the increase in profit before tax as well as higher effective tax rate. Our effective tax rate in 2019 was 21%, an increase of 142 bps compared to the same period in 2018, as a result of a higher share of profits coming from higher tax jurisdictions.

Loss after tax from discontinued operations

Loss after tax from discontinued operations for the year ended December 31, 2019, was RUB 4,554 million, an increase of 28%, or RUB 999 million, compared to the same period in 2018, resulting from the scaling and development of Sovest and Rocketbank projects which we divested or wound down, respectively, in 2020.

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2018(1)(2)	2019(1)(2)
	(in RUB millions)	(in RUB millions)
Payment Services	9,529	12,105
Consumer Financial Services	(2,618)	(1,981)
Rocketbank	(1,061)	(2,317)
Corporate and Other	(1,713)	(1,128)
Total Segment Net Profit(1)	4,137	6,679

(1)

Numbers do not correspond to the previously disclosed due to the change in the presentation. SME Segment results of operation are presented as part of the Corporate and Other category due to SME Segment financial results falling below reportable segment thresholds.

(2)	Numbers include continuing and discontinued operations.
(3)

For the periods indicated above Total Segment Net Profit is equal to Total Adjusted Net Profit. See “Selected Consolidated Financial and Other Data — Non-IFRS Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

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

Net loss attributable to the Corporate and Other category decreased by RUB 585 million, or 34%, in 2019 compared to the same period in 2018. This decrease in net loss was mostly driven by the development and scaling of the Tochka business, accounted for by us under the equity method, that was partially offset by the increase in corporate personnel expenses.

B.	Liquidity and capital resources

Our principal sources of liquidity are cash and cash equivalents (including deposits and current accounts of Tochka customers as well as Qiwi Wallet balances), cash receivable from agents, deposits issued to merchants, proceeds from issuance of publicly traded bonds and revenues generated from our operations.

Our balance of cash and cash equivalents as of December 31, 2020 was 47,382 million compared to RUB 42,101 million as of December 31, 2019 and RUB 40,966 million as of December 31, 2018. Cash and cash equivalents comprise predominantly of cash at banks and short-term deposits with an original maturity of three months or less. The growth in cash and cash equivalents was primarily driven by the cash consideration received from the sale of the SOVEST project and bonds placement as well as by Net Profit growth, offset by cash outflow caused by the outflow of Rocketbank customer balances and deposits following the wind-down of Rocketbank project.

In 2017 the Company received a guarantee and secured it by a cash deposit of USD 2.5 million until July 31, 2021.

Our principal needs for liquidity have been, and will likely continue to be, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents and other working capital items, capital expenditures and acquisitions. We believe that our liquidity is sufficient to meet our current obligation as well as for financing our short- and midterm needs. Such needs may include, but are not limited to, funding the expansion of our Factoring PLUS project and corresponding factoring portfolio, funding of lending-based products that are currently being tested and piloted as part of the effort to expand the product offering of our Payment Services Segment. We expect to fund the outstanding factoring portfolio primarily by our accumulated cash, through credit lines that we get from other banks and through debt markets. In 2020, we placed our debut RUB 5 billion bonds issue, which we are going to utilize to fund Factoring PLUS activities as well as our other projects. Shall our view in respect of our sources of liquidity change or shall our ability to attract customers’ or agents’ funds deteriorate we may seek to raise additional liquidity (through the capital or debt markets or through bank financing) in order to fund the abovementioned projects as well as fund or finance other potential projects that we may seek to develop in the future.

As of December 31, 2020, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents, were RUB 39,220 million, compared to RUB 46,840 million as of December 31, 2019 and RUB 43,457 million as of December 31, 2018. The dynamic mostly related to the changes in customer accounts and amounts due to banks balances of Rocketbank which was wound down in 2020. The total change in other items is insignificant.

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

As of December 31, 2020, cash receivable from agents and deposits issued to merchants were RUB 6,830 million, compared to RUB 5,426 million as of December 31, 2019 and RUB 6,896 million as of December 31, 2018. The increase in cash receivable from agents and deposit issued as of December 31, 2020 as compared to December 31, 2019 is mostly related to additional deposits issued in favor of the main payment systems. The decrease in cash receivable from agents as of December 31, 2019 as compared to December 31, 2018 is mostly related to whether the last days of the year are banking holiday or business days.

Capital Expenditures

Our capital expenditures primarily relate to acquisition of IT equipment for our processing systems and purchase of software that we use in operations.

Capital expenditures for the year ended December 31, 2020 were RUB 436 million and consisted of: (i) RUB 185 million related to the purchases of the hardware for processing and data centers; (ii) RUB 148 million related to the purchase of computer software; (iii) RUB 61 million related to workplace improvement and other office equipment purchase; (iv) RUB 64 million related to the purchase of other hard- and software.

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

As of December 31, 2020 we had no material capital expenditure commitments.

Cash Flow

The following table summarizes our cash flows for the years ended December 31, 2018, 2019 and 2020:

	December 31,
	2018	2019	2020
	(in RUB millions)
Net cash flow generated from operating activities	22,645	9,239	6,102
Net cash used in investing activities	(1,325)	(4,883)	(1,479)
Net cash used in financing activities	(29)	(2,277)	(287)
Effect of exchange rate changes on cash and cash equivalents	1,240	(944)	945
Net increase in cash and cash equivalents	22,531	1,135	5,281
Cash and cash equivalents at the beginning of the period	18,435	40,966	42,101
Cash and cash equivalents at the end of the year	40,966	42,101	47,382

Cash flows from operating activities

Net cash generated from operating activities for the year ended December 31, 2020 was 6,102 million, compared to RUB 9,239 million for the same period in 2019. The dynamic of net cash flow from operating activities resulted from significant changes in working capital, primarily a decrease in customer accounts and amounts due to banks, and redemption of loans issued from banking operations. The cash outflow from customer accounts was mainly driven by Rocketbank wind-down and corresponding decline in customer accounts of RUB 12,129 million. This cash outflow was partially offset by cash inflow from the sale of the SOVEST project loan portfolio that amounted to RUB 6,395 million in 2020, compared to an outflow of RUB 3,326 million in 2019 due to the growth of the SOVEST loans portfolio.

Net cash generated from operating activities for the year ended December 31, 2019 was 9,239 million, compared to RUB 22,645 million for the same period in 2018. This decline in net cash flow from operating activities is a result of changes in working capital, primarily in customer accounts and amounts due to banks, and trade and other payable. The decline in both these lines is related to Rocketbank client accounts and indebtedness transition to Qiwi Bank that took place throughout 2018. There were no such significant operations during the year ended December 31, 2019.

Cash flows used in investing activities

Net cash flow used in investing activities for the year ended December 31, 2020 was RUB 1,479 million, compared to RUB 4,883 million for the same period in 2019. This decline in net cash outflow was driven by (i) disposal of debt securities in the amount of RUB 2,184 million held by Rocketbank as a result of project wind-down, and (ii) decline in cash outflows related to certain one-off expenses that occurred in 2019. Such one-off expenses related primarily to the purchase of property and equipment for new data center and purchase of certain intangible assets. The decline in cash outflow was underpinned by cost control and optimization measures implemented in 2020. The total impact of the items mentioned above amounted to RUB 865 million.

Net cash flow used in investing activities for the year ended December 31, 2019 was RUB 4,883 million, compared to RUB 1,325 million for the same period in 2018. This increase in net cash outflow was primarily driven by the treasury operations of Rocketbank comprising purchases of publicly traded debt securities for a net purchase amount of RUB 3.1 billion as a way to manage clients’ balances.

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2020 was RUB 287 million, compared to RUB 2,277 million for the same period in 2019. The decline in net cash outflow was primarily driven by the issuance of RUB 5 billion unsecured bonds in the second half of 2020 compared to RUB 1,5 billion proceeds from credit facilities in 2019. This decrease was partially offset by the growth in dividend payments by RUB 1,443 million due to an increase of distributable profit.

Net cash used in financing activities for the year ended December 31, 2019 was RUB 2,277 million, compared to RUB 29 million for the same period in 2018. In 2019, our Board of Directors resolved to re-start dividend payments to our shareholders with the payout ratio from 65% to 85% of Adjusted Net Profit, starting from the first quarter of 2019. The dividend paid to the owners of the Group amounted to RUB 3,392 million, the dividends paid to non-controlling shareholders amounted to RUB 43 million during 2019. These payouts were partially offset by proceeds from borrowings in the net amount of RUB 1,158 million as Factoring PLUS LLC entered into a credit facility agreement for the replenishment of the working capital.

Borrowings

As of December 31, 2020 and December 31, 2019, our debt consisted of the following:

	Credit limit	Interest rate		Maturity	As of December 31, 2019	As of December 31, 2020
Current interest—bearing debt
Bank revolving credit facility	460	Up to 10	% (1)	December 31, 2021	—	—

Non-current interest—bearing debt
Bank revolving credit facility	1,000	8.5	% (2)	October 7, 2021	765	604
Bank revolving credit facility	1,000	8.5	% (2)	December 22, 2021	780	945
Bonds issued	5,000	8,4%		October 10, 2023	—	5,014

Total debt					1,545	6,563

Including short-term portion					—	1,640

(1)	The agreement stipulates the right of the lender to increase the interest rate in case covenants are violated.
(2)

The agreement stipulates the right of the lender to increase the interest rate and demand early repayment in case the covenants are violated. We were in breach of one of the covenants, but no action has been taken by the lender in response to such breach.

In October 2020 we issued unsecured bonds in the principal amount of RUB 5 billion with a fixed nominal interest rate of 8.4% (issuing costs amounted to RUB 83 million, so that effective interest rate comprised 9.3%). The bonds mature in 2023. Certain of our Group companies are subject to various covenants pursuant to the terms of these bonds. As of December 31, 2020, we were in compliance with all such covenants. Under the terms of the bonds, in the event of a breach of certain covenants the bondholders have the right to request that the Company, JSC QIWI and Sette FZ-LLC purchase their Bonds at their nominal value plus any interest accrued but not yet paid and, in certain instances, a default interest. The proceeds from the bond placement are used to finance our Factoring PLUS project as well as for other projects.

Bank revolving credit facilities in the amount of 2,000 are secured.

Interest expense with respect to the entirety of our debt amounted to RUB 218 million in 2020 compared to RUB 17 million in 2019.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

In 2020, we experienced a slowdown in the growth rates of our Payment Services segment due to a number of factors, including the implementation of additional know-your-client and anti-money laundering measures and the outbreak of COVID-19 resulting in various “shelter-in-place” regulations, lockdowns, curfews, bans on international travel, cancellations of public events, and supply chain disruptions. The coronavirus pandemic is still ongoing, and significant quarantine restrictions mostly continue to prevail globally, including, to a limited extent as of the date of this report, in Russia. The adverse effects of the coronavirus on our business have included a decline in revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop in money remittance primarily due to a decrease in payments to self-employed individuals due to an overall contraction of business activity, and a decline in the use of our kiosk network. The full impact of the COVID-19 pandemic on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last as the world has now entered its second year.

In December 2020, following the routine scheduled audit of Qiwi Bank, the CBR introduced certain restrictions on Qiwi Bank’s operations, including, effective from December 2020, the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. The restrictions introduced by the CBR are expected to have a substantial adverse effect on our business, financial condition, and results of operations, primarily through decreasing the volumes in our E-commerce and Money Remittance market verticals, and as a result, our revenues and profits. We are currently working closely with the CBR to remediate the identified deficiencies and violations and eliminate or narrow down the restrictions that have been imposed. As a result of such cooperation, the CBR permitted us to resume processing payments to certain key foreign merchants and lifted some of the other restrictions imposed in December 2020. However, there can be no assurance that there will be any further easing of the restrictions that were originally imposed, or that they will not ultimately become permanent, including through the adoption of new laws or regulations.

We also observe regulatory changes in the betting market landscape. In December 2020, a new law was adopted, creating the Unified Interactive Bets Accounting Center’s role. By the end of September 2021, this newly-appointed Unified Interactive Bets Accounting Center will replace the existing TSUPIS. Currently, both we and the operator of the competing TSUPIS have publicly made proposals to serve as the single Interactive Bets Accounting Center pursuant to the new regulatory regime. There can be no assurance that our bid will be successful. If we are not able to secure an active role in this new industry landscape, we may experience a decrease in or complete loss of payment volumes and income associated directly or indirectly with the TSUPIS established by Qiwi Bank. This or any further significant change in betting legislation may negatively affect the payment volume, revenue, and margins of our Payment Services business, as well as overall usage of Qiwi Wallet.

As a result of these factors, our growth potential will be significantly affected during 2021. Please see also “3.D Risk Factors.”

E.	Off-balance sheet arrangements

Guarantees issued

As part of our operations we issue performance and financial guarantees to non-related parties for a term of up to five years at market rate. The total amount of guarantees issued as of December 31, 2020 was RUB 22,036 million, up from RUB 8,545 million as of December 31, 2019. The growth of the amount of bank guarantees outstanding resulted from the development of the digital bank guarantees services of Factoring PLUS project focused on providing digital bank guarantees to different legal entities participating in public procurement procedures (primarily small and medium enterprises).

F.	Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Total	less than one year	one to three years	three to five years	more than five years
	(in RUB millions)
Operating lease obligations	21	21	—	—	—
Total contractual obligations	21	21	—	—	—

G.	Safe harbor

See “Special Note Regarding—Forward Looking Statements” on page 1 of this annual report.

ITEM 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Sergey Solonin	47	Director, Chairman of the Board
Boris Kim	57	Director, Chief Executive Officer
Marcus Rhodes	59	Independent Director
Elena Titova	53	Independent Director
Alexey Marey	43	Independent Director
Nadiya Cherkasova	49	Director
Tatiana Zharkova	45	Director
Pavel Korzh	45	Chief Financial Officer
Elena Nikonova	37	Deputy CFO for Financial Reporting
Maria Shevchenko	44	Chief Operating Officer
Andrey Protopopov	39	Chief Executive Officer of Payment Services

Biographies

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as chairman of our Board of Directors since January 2020. He has also been our chief executive officer from October 2012 to January 2020. Mr. Solonin is an entrepreneur and has over 15 years of experience in the payment services and banking industries. Mr. Solonin is also a co-director of the FinNet working group within the framework of the National Technology Initiative since September 2016, a member of the Supervisory Board of Association for Development of Financial Technologies since January 2017, a member of the board of directors of “AlfaStrakhovanie” PLC since June 2017, a member of the

Investment Committee of Venture Fund of Skolkovo — IT I since June 2017 and a member of the Expert Committee of Vnesheconombank since October 2017. Mr. Solonin graduated from All-Russian Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Boris Kim. Mr. Boris Kim has served as our director since May 2013 and as our chief executive officer since January 2020. He has also been a chairman of our board of directors from June 2014 until January 2020. Since March 2021 Mr. Kim has also been a member of the Board of Directors of PJSC VimpelCom. Mr. Kim is an entrepreneur with over 20 years of experience in the payment services industry. During his career, he held top roles in Russian banks. Mr. Kim is one of the co-founders of the e-port payment system and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From 2007 until 2012 Mr. Kim was the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. From 2017 until 2018 Mr. Kim was an executive director at Association for Development of Financial Technologies. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 and in 2007 with a degree in psychology and a degree in philosophy respectively. He holds a Candidate of Sciences Degree in Chemistry (Lomonosov Moscow State University, 1989).

On March 30, 2021, we announced that, as a result of a lengthy succession planning process, the board of directors recommended that Mr. Protopopov replace Mr. Boris Kim as the CEO of our group with effect from the 2021 annual general meeting of shareholders.

Marcus Rhodes. Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for PJSC PhosAgro (since May 2011) and an independent director for Segezha Group JSC (since March 2021). From May 2014 to May 2017 Mr. Rhodes was an independent director and chairman of the audit committee for Zoltav Resources, from February 2009 to May 2016 an independent director and chairman of the audit committee for Cherkizovo Group, from September 2009 to June 2015 for Tethys Petroleum, from July 2008 to June 2011 for Wimm-Bill-Dann Foods, from November 2009 to June 2011 for Rusagro Group and from September 2018 to June 2019 for Rustranscom PLC. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics and social history.

Elena Titova. Ms. Elena Titova has served as our director since June 2019. Ms. Elena Titova has over 24 years of experience in investment banking. She is currently an independent member of the Supervisory Board of the “Otkritie Bank Financial Corporation” (Public Joint-Stock Company), a member of the Supervisory Board of Bank Trust and also a partner and chairperson of the Board Directors of ICONIC, a block-chain integrator. In 1990-1993 Ms. Elena Titova worked as an international markets specialist at W.R. Grace & Co. (USA). Between 1994 and 1998, Ms. Elena Titova held a number of positions in New York and London offices of Goldman Sachs. In 1998-2006 she headed Moscow office of Goldman Sachs. In 2006 Ms. Elena Titova joined Morgan Stanley in Moscow as Head of Investment Banking Division and then became a President and General Director of Morgan Stanley Bank in Russia and later a member of its Board of Directors. In 2012-2013 Ms. Elena Titova was a President and Chairperson of the Management Board of the Russian Regional Development Bank. In 2014-2018 Ms. Elena Titova served as a President and Chief Executive Officer of UBS Bank, Moscow, Russia, as well as a member of its Board of Directors. Ms. Titova graduated in 1989 from Lomonosov Moscow State University with a degree in economics. In 1994, she received an MBA from Kellogg Business School, Northwestern University, IL (USA).

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

Nadiya Cherkasova. Ms. Nadiya Cherkasova has served as our director since June 2018. During her career Ms. Nadiya Cherkasova held top positions at Inkombank, KMB Bank, Trust Bank and VTB 24. Ms. Nadiya Cherkasova is currently a member of the Management Board and a Deputy President—Chairman of the Management Board of “Otkritie Bank Financial Corporation” (Public Joint-Stock Company). Ms. Cherkasova earned a degree in economics from Nizhny Novgorod State University.

Tatiana Zharkova. Ms. Tatiana Zharkova has served as our director since August 2020. During her career she has held top positions with, among others, Inteza bank, Volkswagen Bank Rus LLC, Globex Bank, and Ak Bars Bank. From October 2017 until February 2020 Ms. Zharkova was a managing director at the Association for Development of Financial Technologies, and in February 2020, she was elected as the Association’s General Director. Ms. Zharkova graduated from the Plekhanov Russian University of economics with a degree in finance and credit in 1995. She holds a Candidate of Sciences Degree in Economics (Council for the Study of Productive Resources (now part of Russian Foreign Trade Academy under the Ministry of Economic Development of the Russian Federation), 2015).

Andrey Protopopov. Mr. Andrey Protopopov has served as Chief Executive Officer of Payment Services since August 2019. Previously, he served as Head of IT and Product from June 2015 to August 2019 and a Head of Product Management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development. Mr. Protopopov graduated from Novosibisrsk State University in 2004 with a masters degree in mathematics. On March 30, 2021, we announced that, as a result of a lengthy succession planning process, the board of directors recommended that Mr. Protopopov replace Mr. Boris Kim as the CEO of our group with effect from the 2021 annual general meeting of shareholders.

Pavel Korzh. Mr. Korzh has served as our chief financial officer since December, 2020. Due to personal reasons, he will be leaving the Company following the issuance of our audited consolidated financial statements included in this Report. Mr. Korzh has over 20 years of experience in finance. He has joined us in August 2020 as a CFO of Qiwi Bank. Prior to joining Qiwi, Mr. Korzh worked as the CFO at Ozon, a leading e-commerce company in Russia that went public on Nasdaq in 2020, and Wikimart, an online marketplace. Previously he worked as the Director of Treasury and Corporate Finance and Director of Financial Reporting at CTC Media and held various positions at PricewaterhouseCoopers. Mr. Korzh graduated from the Moscow State Institute of International Relations (MGIMO University) in 1996 with a degree in International Economic Relations.

Elena Nikonova. Ms. Elena Nikonova will be serving as our interim chief financial officer following the departure of Mr. Pavel Korzh. Ms. Nikonova has over 15 years of experience in finance. She joined QIWI in 2010 as Deputy Head of IFRS Department, and was appointed Deputy CFO for Financial Reporting in 2019. Ms. Nikonova began her career at Ernst & Young, where she worked from 2005 to 2010, holding different positions in the audit department. Ms. Nikonova graduated from Novosibirsk State University in 2005 with a degree in Management.

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

B.	Compensation

Compensation of Directors and Executive Officers

Under our articles of association, our shareholders determine the compensation of our directors from time to time at a general meeting of our shareholders, our board of directors determines the compensation of our chief executive officer. The compensation of our other executive officers is determined by our chief executive officer while our board of directors (which power may be delegated to the compensation committee) approves short-term cash incentive in the form of annual bonus based on financial results of the Company as well as equity-based long-term incentive granted to the executive officers.

For the year ended December 31, 2020, the aggregate remuneration paid (comprising salary, discretionary bonuses, share-based payments and other short-term benefits) to our directors and executive officers was RUB 434 million. No amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report. None of our non-executive directors and independent director appointees has a service contract with us that provides for benefits upon termination of office.

Our executive officers participate in a bonus program of the Company that is subject to performance of corporate key performance indicators (“cKPIs”) that are approved by the board of directors (which power may be delegated to the compensation committee). The cKPIs for 2020 vary depending on the Group level or the reporting segment and may include payment volume, net revenue, and net profit for the relevant reporting segment or at Group level. Each manager has at least two KPIs to follow with an equal split of weight between them. Bonus are allocated on an annual basis subject to performance of the cKPIs according to the formula approved by the Board of Directors. Bonus allocation takes place upon approval of the annual consolidated financial statements of the Company by the Board of Directors.

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

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at April 15, 2021:

	Option plan	Grant Date	Number of Class B Shares Underlying Vested Options (#) Exercisable	Number of Class B Shares Underlying Unvested Options (#) Unexercisable	Option Exercise Price($)	Option Expiration Date
Andrey Protopopov	2019 ESOP	July 17, 2019	—	350,000	16.75	December 31, 2026
Maria Shevchenko	2019 ESOP	June 30, 2020	—	350,000	13.70	December 31, 2026
Pavel Korzh	2019 ESOP	December 1, 2020	—	350,000	17.19	December 31, 2026

C.	Board Practices

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

Compensation Committee. Our compensation committee consists of Messrs. Cherkasova, Rhodes, Zharkova and Titova, Ms. Titova is the chairperson of the compensation committee. Messrs. Rhodes and Titova are independent directors in accordance with the Nasdaq Listing Rules, whereas Ms. Nadiya Cherkasova and Ms. Tatiana Zharkova are non-independent directors. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

•	approving the compensation package of the chief executive officer;

•	administering our equity incentive plan;

•	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and

•	authorizing the repurchase of shares from terminated employees.

Strategy Committee. Our strategy committee consists of Messrs. Rhodes, Titova, Zharkova and Marey. Mr. Marey is the chairman of the strategy committee. Our strategy committee has a key role in defining our strategic goals and objectives, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees. The Code of Ethics and Business Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The first version of the Code was introduced in April 2013, and then amended in November 2019 and March 2021 in order to reflect the development of the business environment and our Company. A copy of the Code of Ethics and Business Conduct is available on our website: https://investor.qiwi.com/corporate-governance/documents.

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

D.	Employees

See Item 4.B “Business overview—Employees.”

E.	Share Ownership

See Item 7.A “Major Shareholders” for information on the shareholdings of our directors and executive officers.

See Item 6.B “Compensation—Outstanding Equity Awards to Certain Executive Officers” for information on options granted to our executive officers.

See Item 6.B “Compensation—Employee Stock Option Plan” for a description of our employee stock option plan.

ITEM 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 15, 2021, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

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

The calculations in the table below are based on 10,413,522 class A shares and 52,299,453 class B shares outstanding as of April 15, 2021, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by U.S. holders.

	Total Class A Shares	Total Class B Shares	Total % of Issued Class A Shares	Total % of Issued Class B Shares	Total % of Votes at a General Meeting
Directors and Executive Officers:
Sergey Solonin	10,413,510	—	99.9999	—	66.6
Boris Kim	10	—	*	—	*
Marcus Rhodes	—	2,000	—	*	*
Elena Titova	—	3,500	—	*	*
Alexey Marey	—	—	—	—	—
Nadiya Cherkasova	—	—	—	—	—
Tatiana Zharkova	—	—	—	—	—
Andrey Protopopov	—	—	—	—	—
Maria Shevchenko	—	—	—	—	—
Pavel Korzh	—	—	—	—	—
All directors and executive officers as a group
Principal Shareholders:
Sergey Solonin	10,413,510	—	99.9999	—	66.6
Public Joint-Stock Company «Otkritie Bank Financial Corporation»(1)	—	21,426,733	—	41.0	13.7

*	Represents less than 1%.
(1)	Based solely on the Schedule 13-D filed by Public Joint-Stock Company «Otkritie Bank Financial Corporation» with the Securities and Exchange Commission on June 8, 2018.

B.	Related Party Transactions

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 207 million as of December 31, 2020 (including accounts of Otkritie Bank of RUB 115 million). We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Agreements with Otkritie Bank

Pursuant to our diversified business relations with one of our significant shareholders Otkritie Bank we have entered into a number of agreements with Otkritie Bank including, but not limited to:

Information Technology Services Agreements

On August 22, 2017, QIWI entered into an information technology services agreement with Otkritie Bank providing for information and technology services rendered by QIWI Bank to Otkritie Bank in connection with the cash and settlement services provided by Otkritie Bank to Tochka clients holding their accounts therein. The agreement was terminated with effect on February 1, 2019. Total amount of consideration received by QIWI Bank for the services rendered under that information technology services agreement was RUB 1,859 million.

On February 1, 2019 QIWI Bank entered into the new information technology services agreement (as amended from time to time) with JSC Tochka providing for information and technology services rendered by JSC Tochka to QIWI Bank in connection with cash and settlement services provided by QIWI Bank to Tochka holding their accounts therein. The consideration to be received by JSC Tochka for the services rendered to QIWI Bank is calculated monthly based on operational performance of the Tochka branch of QIWI Bank. Otkritie Bank has entered into a similar contract with JSC Tochka.

Cooperation Agreement

On June 7, 2018, the Company, QIWI Bank, Otkritie Bank and Catalytic People Ltd., representing the management team of Tochka, entered into a cooperation agreement providing for the establishment of JSC Tochka and the transfer of assets attributable to the operations of the Tochka business to JSC Tochka, in order to develop the Tochka banking platform and operate Tochka business. Pursuant to the cooperation agreement, QIWI holds 40% in the share capital of JSC Tochka, Otkritie Bank holds 50%+1 share in the share capital of the JSC Tochka and Catalytic People Ltd. holds 10%-1 share in the share capital of JSC Tochka. At the same time, QIWI and Otkritie Bank received 45% of economic interest (both in dividend and in capital gain) and 50% in investment to be made into JSC Tochka. The parties agreed to contribute and/or transfer all of the assets held by each of them, including Tochka software, trademark, website, certain specified indebtedness and cash investments required to develop the banking platform to JSC Tochka. The Parties have also agreed to enter into shareholders agreement on the terms and conditions as were attached to the cooperation agreement.

Shareholders Agreement

On August 8, 2018 QIWI, Otkritie Bank and Catalytic People Ltd. entered into a shareholders agreement in respect of JSC Tochka providing for rules on supervisory board composition, shareholders’ and supervisory board reserved matters list, deadlock resolution procedure as well as terms and conditions of a call option provided to Otkritie Bank and a put option provided to QIWI and Catalytic People Ltd. Pursuant to the shareholders agreement, Otkritie Bank has three seats in the supervisory board of JSC Tochka and each of QIWI and Catalytic People Ltd. have one seat in the supervisory board of JSC Tochka. The majority of the key matters, such as decisions on strategy, business plan, budget, dividend distributions, and appointment of the general director of JSC Tochka require a unanimous vote of either all members of the supervisory board or the shareholders. In the instance of deadlock (i) Otkritie Bank may exercise a call option to acquire the respective JSC Tochka shares of QIWI and/or Catalytic People Ltd. and (ii) QIWI and/or Catalytic People Ltd. may exercise a put option to sell their respective JSC Tochka shares to Otkritie Bank. The price of the call option or a put option shall be determined by the independent appraisal by one of the “Big4” accounting firms. The agreement also includes lock up provision for shareholders of JSC Tochka valid until August 8, 2021. Customary right of first refusal, drag along right and tag along right are also provided under the shareholders agreement. In addition, the agreement includes a customary change of control clause in the event of a change of control of QIWI and Catalytic People Ltd.

Deed of non-competition and non-solicitation

On June 21, 2019 Catalytic People Ltd., Mr. Eduard Panteleev and Mr. Boris Dyakonov, being the founders of Tochka project, Otkritie Bank and QIWI entered into a deed of non-competition and non-solicitation providing for non-competition and non-solicitation of Catalytic People Ltd. and each of the founders in relation to the business of JSC Tochka for a period of five years from the date of the Deed. The liability of the Founders and Catalytic People Ltd. is limited by a total amount of EUR 10 million being split equally between Otkritie Bank and QIWI.

Deed of Warranty

On June 21, 2019 Catalytic People Ltd., Mr. Eduard Panteleev and Mr. Boris Dyakonov, Otkritie Bank, Rozala Limited, QIWI and JSC Tochka entered into a deed of warranty providing for certain warranties from Catalytic People Ltd, Mr. Eduard Panteleev and Mr. Boris Dyakonov in favor of Otkritie Bank, Rozala Limited, QIWI and JSC Tochka in respect of the computer programs used by JSC Tochka in its operations. The total amount of aggregate liability of Catalytic People Ltd., Mr. Eduard Panteleev and Mr. Boris Dyakonov is equal to EUR 10 million.

Employment Agreements and Share Options

See “Management – Employment Agreements” and “Management – Employee Stock Option Plan.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

A.	Consolidated Financial Statements and Other Financial Information

See Item 18 “Financial Statements.”

Legal Proceedings

From time to time, we have been and will continue to be subject to legal proceedings and claims. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, financial condition, or cash flows. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Please refer to Note 27—Commitments and Contingencies and Item 3.D Risk Factors - “We have become subject to lawsuits in connection with the abrupt decrease in our share price caused by our disclosure of the restrictions introduced by the CBR with respect to Qiwi Bank’s operations in December 2020” for discussion around our legal proceedings.

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

For the year ending December 31, 2021, we aim to distribute at least 50% of our annual Adjusted Net Profit. The board of directors reserves the right to distribute dividends on a quarterly basis, and individual quarterly payouts may fall outside of the above-mentioned dividend payout ratio.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

Agreement for the transfer of assets related to the project “Sovest”

Pursuant to the Agreement for the transfer of assets related to the project SOVEST dated June 8, 2020, entered into by and among the Company and QIWI Bank jointly as the sellers and Public Joint Company “Sovcombank” as the purchaser, we have agreed to transfer and assign the assets composing the project SOVEST, including, but not limited to, receivables from SOVEST customers (installment card loans portfolio), all intellectual property rights with respect to the Sovest brand, databases, relevant contracts, etc., to Sovcombank for a consideration of approximately RUB 5.8 billion, including a partial reimbursement of related redundancy costs.

The Agreement for the acquisition of assets related to the project SOVEST contains certain warranties and covenants customary for an acquisition of this kind. The transfer of the assets was substantially completed by July 13, 2020.

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

Material Cypriot Tax Considerations

Cyprus Tax residency of a company

In accordance with the Cyprus Income Tax Law, a company is a tax resident in Cyprus if its management and control are carried out in Cyprus. There is no definition in the Cyprus Income Tax Law as to what constitutes management and control however it is understood that the concept of “central management and control” followed by the Cyprus tax authorities is consistent with such concepts applied in other common law countries and as it has developed through case law. The concept refers to the highest level at which the business of the company is controlled and the policy decisions of the directors are taken. This venue is usually a meeting place for the shareholders and/or the board of directors meet and take key management and commercial decisions.

In 2016 the Cyprus tax authorities have issued a questionnaire for tax residency certificate indicating the information that needs to be provided by a company when obtaining Cyprus tax residency certificate, including the following questions: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the majority of the Board of Directors meetings take place in Cyprus; (iii) whether the Board of Directors exercise control management and make key management and commercial decisions necessary for a company’s operations and general policies; (iv) whether Board of Directors’ minutes are prepared and kept in Cyprus; (v) whether the majority of the Board of Directors are Cyprus tax residents; (vi) whether shareholders’ meetings take place in Cyprus; (vii) whether the company issued any General Power of Attorney; etc. Depending on the answers to the above questionnaire the Cyprus tax authorities may or may not issue a tax residency certificate to a company.

We consider the company to be a resident of Cyprus for tax purposes. However, taking into consideration that the majority of our board of directors is comprised of non-Cyprus tax residents and a number of other factors which may be treated as not fully in line with the abovementioned requirements, our tax residency in Cyprus may be challenged.

On 27 October 2020 the Cyprus Tax Department issued an implementing Guideline 4/2020, which clarifies that the tax residency of a Cyprus company will not be affected by the inability of the directors to travel to Cyprus to attend a Board of Directors due to Covid-19 related restrictions.

According to the Articles of association of the Cyprus company, a meeting may be held by telephone or other means. In such case, the meeting shall be deemed to be held where the secretary of the meeting is located, i.e. in Cyprus, that was a case for Cyprus company in 2020. This is in line with the section 191A of Cap. 113 as the meeting is deemed to have taken place where the person keeping the minutes of the relevant meeting of directors.

On 22 October 2020 the Cyprus Council of Ministers approved the Cyprus draft budgetary plan for 2021 (the “draft budget”) which announced two unilateral tax measures to address aggressive tax planning, one of which being the introduction of corporate tax residency test based on incorporation in addition to the existing “management and control” test.

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

On 27 October 2020 the Cyprus Tax Department issued an implementing Guideline 4/2020, which clarifies that the period of 21 March 2020 to 9 June 2020 should not be taken into consideration for determining the tax residency. In case an individual was physically present in Cyprus due to Covid-19 restrictions but would otherwise be present in another country will not be taken into account for the purpose of calculating the number of days in Cyprus. In addition, the Guideline provides that the pandemic should not have an impact on the determination of a permanent establishment in Cyprus. Furthermore, it is noted that in cases of people who have remained abroad in view of the pandemic who would otherwise have been present in Cyprus for undertaking their responsibilities and providing their services, the days spent outside Cyprus should not be taken into consideration for permanent establishment purposes but in essence should be considered that such persons have been undertaking their responsibilities in Cyprus. The provisions of the guidance should be carefully implemented by the group as the facts of each case are assessed on a case by case basis by the tax authorities.

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

In 2020 the Company has obtained a tax ruling from the Cyprus tax authorities where the Cyprus tax authorities confirms that the Company does not have an obligation to withhold any Special Defence Contribution amount upon the distribution of dividends to its shareholders owning shares that are listed on NASDAQ and MOEX. Any shareholders which are Cyprus tax resident and domiciled individuals, have the sole responsibility/obligation to pay the relevant special defence contribution on such dividends received via a self-assessment.

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

In 2020 the Company has obtained a written confirmation from the Cyprus tax authorities in the form of a tax ruling in which the Cyprus tax authorities accept in writing not to impose any deemed dividend distribution liability since the Company is a public entity and it is impossible to identify the final minor shareholders. Therefore, no adverse Deemed Dividend Distribution implications are expected to arise for the company.

National Health System (NHS)

A national health system was introduced in Cyprus aiming to provide to the population equal access to a holistic health care system. Contributions relating to the implementation of the NHS started on 1 March 2019 and increased from on March 1, 2020.

NHS contributions apply to various types of income received by an individual in Cyprus irrespective of whether they are domiciled in Cyprus or not. Indicatively, we note that NHS contribution rates for dividend and interest income sourced in Cyprus received by Cyprus tax resident individuals should be 2.65% as from March 1, 2020.

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

If the ADSs are considered by the Cyprus tax authorities not qualifying as “titles”, any gain on disposal of ADSs by a Cyprus tax resident company will be subject to corporate income tax at the rate of 12,5% and personal income tax at the progressive rates of 0 - 35% in cases of a gain on disposal by a Cyprus tax resident individual.

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

Since July 1, 2016 a new IP Box regime is available in Cyprus, fully aligned with the OECD/G20 Base Erosion and Profit Shifting (“BEPS”) Action 5 report. Under the new Cyprus IP Box, Cyprus IP companies can achieve an effective tax rate of 2.5% (or less) on qualifying profits earned from exploiting qualifying IP. Non-qualifying incomes are taxable at an effective tax rate of 12.5% (or less). Under the transitional rules introduced with the new IP Box regime, IP already benefiting from the old Cyprus IP tax regime by 30 June 2016 continue to receive the benefits for a further 5 years, i.e. until 30 June 2021.

Tax treatment of the Foreign exchange differences

As of January 1, 2015, Cyprus tax laws provide for all foreign exchange differences to be tax neutral from a Cyprus income tax perspective (i.e. gains are not taxable/losses are not tax deductible) with the exception of foreign exchange gains/losses arising from trading in foreign exchange which remain taxable/deductible. Regarding trading in foreign exchange, which remains subject to tax, the tax payers may irrevocably elect whether to be taxed only upon realization of foreign exchange rather than on an accruals/accounting basis.

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

On 22 October 2020 the Cyprus Council of Ministers approved the Cyprus draft budgetary plan for 2021 and Cyprus announced that there would be introduction of withholding tax (WHT) on dividend, interest, and royalty payments to countries in Annex I of the EU list of non-cooperative jurisdictions on tax matters (commonly referred to as the EU “blacklist”).

Moreover, no withholding tax shall apply in Cyprus on interest paid by the company, which is a tax resident in Cyprus.

In addition, Cyprus tax resident lenders earning interest accruing from their ordinary course of business or interest income closely connected with the ordinary course of their business should not be subject to Special Defence Contribution.

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

The provisions of EU Anti-Tax Avoidance Directive (“ATAD”) which was approved by the EU Commission in 2016, has been transposed into Cyprus domestic legislation. In accordance with the new provisions introduced in the Article 11(16) of the Income Tax Law L.118(1)/2002 as amended, Interest Limitations Rules have been introduced in Cyprus with effect as from January 1, 2019 in compliance with the ATAD Directive (See provisions of section “Material Cypriot Tax Considerations – EU Anti-Tax Avoidance Directive (“ATAD”)”).

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

As per the Cyprus legislation the NID interest rate is the yield on 10-year government bonds (as at December 31 of the prior tax year) of the country where the funds are employed plus a 5.0% premium, with no minimum rate. The NID deduction cannot exceed 80% of the taxable profit as calculated before NID. A scheduling approach is expected to be followed – it is applied by reference to the taxable profits that are generated from assets/activities that are financed by the “new equity” on which the NID is calculated as per the Tax Technical Circular issued by the Cyprus tax authorities.

Thin Capitalisation rules

No thin capitalisation rules apply in Cyprus.

Arm’s length principle

The arm’s length principle in the Cyprus income tax law requires that all transactions between related parties should be carried out on an arm’s length basis, being at fair values and on normal commercial terms.

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

Under certain conditions and assuming minimum substance requirements, tax payers carrying out a purely intermediary intra-group financing activity may opt for the application of a Simplification Measure (resulting in a minimum 2% after-tax return on assets, meaning circa minimum 2.285% pre-tax return on assets).

There are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws in respect to any other related party transactions. However, Cyprus is in the late stages of adopting transfer pricing rules, covering all types of transactions, that is applicable to Cyprus tax resident companies or Cyprus permanent establishments that meet the standards set in the OECD BEPS Action 13: Transfer Pricing Documentation and Country-by-Country Reporting. The Cyprus transfer pricing legislation is expected to be enacted within the coming months.

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

In short, the EU Anti-Tax Avoidance Directive (the provisions of which are outlined below) will be adopted and tackles measures of Actions 2, 3 and 4 of the BEPS Project.

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

The remaining measures of the EU Anti-Tax Avoidance Directive (ATAD1 and ATAD2) include the rules on exit taxation have been implemented and regarding the hybrid mismatches, have an effective date of January 1, 2020, except for the rules on reverse hybrid mismatches, which are to apply from January 1, 2022.

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

In addition, should a Cyprus company belongs to a Cyprus group as defined in the Cyprus tax legislation, the main rule and the de minimis rule apply to the Cyprus group as one taxpayer.

Controlled Foreign Company (CFC) rule:

A foreign entity is considered a CFC when the following conditions are satisfied:

(i) in the case of a non-Cyprus tax resident company, the Cyprus tax resident company, either by itself or together with its associated enterprises, holds a direct or indirect participation of more than 50% of the voting rights, or owns directly or indirectly more than 50% of the capital or is entitled to receive more than 50% of the profits of that company; and

(ii) the actual corporate tax paid by the company (or exempt PE) on its profits is lower than 50% of the corporate tax that would have been charged on the company (or exempt PE) under the applicable corporate tax system in Cyprus, had it been Cyprus tax resident.

In cases where a non-Cyprus tax resident company (or exempt PE) is considered a CFC of a Cyprus company, the Cyprus CFC rules provide the following exemptions:

(i) Realising accounting profits of no more than €750,000 and non-trading income of no more than €75,000; or (b) the accounting profits amount to no more than 10% of its operating costs for the tax period.

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

EU Directive on Administrative Cooperation 6 (“DAC 6”)

On May 25, 2018, the Economic and Financial Affairs Council (ECOFIN) formally adopted the Council Directive amending Directive 2011/16/EU on administrative cooperation in the field of taxation as regards mandatory automatic exchange of information in the field of taxation in relation to reportable cross-border arrangements in order to disclose potentially aggressive tax planning arrangements.

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

DAC6 is expected to be implemented in Cyprus as part of the Administrative Cooperation in the Field of Taxation (Amendment) Law 2019 (AC19 Law). The Cypriot Tax Department launched a public consultation on the AC19 Law on October 22, 2019. On June 24, 2020, the Council of the European Union announced that the EU will give EU Member States the option of more time to comply with certain rules on cross-border information reporting. The deferral is provided as a response to the COVID-19 pandemic.

The draft bill follows DAC6 very closely without any clear deviations, however the legislative process in Cyprus may result in changes.

The rules of the Directive are already effective as from June 25, 2018 and any reportable cross-border arrangements starting from the effective date must be disclosed by February 28, 2021. Based on an announcement issued by the Cyprus tax authorities on 3 February 2021, the Directive is expected to be incorporated into the Cyprus legislation soon and the deadline for submission of any information is extended until March 31, 2021 for reportable cross border arrangements that have been made between (a) June 25, 2018 and June 30, 2020, (b) between January 1, 2021 and January 31, 2021 and (c) between January 1, 2021 and February 28, 2021.

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

The penalties for non-compliance with the provisions on DAC6 set by Cyprus in the draft bill depend on the nature of the violation and are up to EUR 20,000 per transaction/arrangement.

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

United States Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion is not a complete analysis or listing of all of the possible tax considerations and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. Special rules that are not discussed in the general descriptions below may also apply. The description of U.S. federal income tax considerations deals only with U.S. Holders that own our ADSs or ordinary shares as capital assets. In addition, the description of U.S. federal income tax considerations does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-U.S. entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding. The following discussion does not address any tax considerations arising under the laws of any U.S. state or local or foreign jurisdiction, the estate tax, the Medicare tax on certain net investment income, or under any U.S. federal laws other than those pertaining to income tax.

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

If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal, state and local and non-U.S. tax considerations applicable to them of the ownership and disposition of our ADSs or ordinary shares.

For U.S. federal income tax purposes, U.S. Holders of ADSs generally will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, except as otherwise noted, the U.S. federal income tax consideration discussed below apply equally to U.S. Holders of ADSs or the underlying ordinary shares.

Holders should consult their tax advisors regarding the particular tax considerations to them of the ownership and disposition of our ADSs or ordinary shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.

Taxation of Distributions

Subject to the discussion under “— Passive Foreign Investment Companies” below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, including the full amount of any Cypriot withholding tax thereon, will be a dividend for U.S. federal income tax purposes includible in the gross income of a U.S. Holder to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividends will generally not be eligible for the dividends received deduction allowed to U.S. corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of U.S. federal income tax principles, U.S. Holders should expect that any distribution paid will generally be reported to them as a “dividend” for U.S. federal income tax purposes. Dividends received by individuals and other non-corporate U.S. Holders of our ADSs that are traded on Nasdaq will be eligible for beneficial rates of taxation provided we are not a PFIC (as defined below) during the year in which the dividend is paid or the prior taxable year and certain other requirements, including stock holding period requirements, are satisfied by the recipient. U.S. Holders should consult their tax advisors regarding the application of the relevant rules to their particular circumstances.

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

We do not believe that we were a PFIC for the taxable year ended December 31, 2020. We do not anticipate being a PFIC for our current taxable year, although we can make no assurances in this regard. Our status as a PFIC in any year depends on our assets and activities in that year. Because PFIC status is factual in nature, is determined annually, and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. Due to recent fluctuations in the market price of our ADSs or ordinary shares we may be a PFIC for our current taxable year. The market price of our ADSs and ordinary shares may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. We could be a PFIC, for example, based on changes to our business and assets and the potential application of technical regulations in the PFIC rules regarding certain banking activities. Furthermore, it is possible that the IRS may disagree with the classification of our assets as passive or active, or challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ADSs, provided they are actively traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter, but may not be made with respect to our ordinary shares as they are not marketable stock. We anticipate that our ADSs should qualify as being actively traded, but no assurances may be given in this regard. If a U.S. Holder of our ADSs makes this election, the U.S. Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a U.S. Holder who has held our ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Because a mark-to-market election technically cannot be made for any lower tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

General

For the purposes of this section, a “resident holder” means a holder of ADSs who is:

An ADSs holder that is a legal entity or an organization which is:

•	a Russian legal entity, or organization (including international companies registered in accordance with the Federal Law “On International Companies” No 290-FZ);

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

•	a foreign legal entity or organization which purchases, holds and/ or disposes ADSs through its permanent establishment in Russia;

•	a legal entity or an organization, in each case organized under a foreign law, which has voluntarily recognized itself as a Russian tax resident;

•

an individual actually present in Russia for an aggregate period of 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) or more in any period comprised of 12 consecutive months (days of medical treatment and education outside the Russian Federation are also counted as days spent in the Russian Federation if the individual departed from the Russian Federation for these purposes for less than six months). The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the actual income payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). Given that the tax residency status of an individual may change, an individual’s final tax liability in the Russian Federation for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year, and may require a reassessment. In 2020 the amendments were introduced to the Russian Tax Code regarding tax residence of individuals in 2020 calendar year: the amendments stipulate that individuals may voluntarily declare themselves Russian tax residents if their stay in the Russian Federation from 90 to 182 days in the year 2020. To this end, they are required to file an application (in any format) with the tax authorities by 30 April 2021.

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

Legal entities or organizations

A non-resident holder that is a legal entity or organization generally should not be subject to any Russian taxes in respect of any gain or other income realized on the sale, exchange or other disposal of the ADSs unless more than 50% of our assets directly of indirectly consist of immovable property situated in Russia. Otherwise, it is possible that any proceeds from sale, exchange or other disposal of ADSs may be regarded as Russian source income received by non-resident holders that are legal entities or organizations, subject to Russian income tax at a rate of 20%. The above tax may be reduced or eliminated under an applicable double tax treaty, provided that the recipient of the income is its beneficial owner, such income is not attributable to a permanent establishment in Russia, the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

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

ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs. However, in the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the United States-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to disposal of shares in a Russian “property-rich companies” (company with not less than 50% of its assets consisting of immovable property situated in Russia, as defined in the treaty).

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

The tax may be withheld at the source of payment if the individual acts via a professional intermediary that is registered for the tax purposes in Russia (such as asset manager, licensed broker or other intermediary that carries out operations under a brokerage service agreement, agency agreement, asset management agreement, commission agreement or commercial mandate agreement), otherwise the non-resident holder – individual shall be liable to file a tax return and pay the tax due to the Russian budget.

Starting from January 1, 2020, in absence of the licensed broker or an asset manager mentioned above, Russian tax agent responsibilities should also be fulfilled by Russian legal entities or organisations acquiring the ADSs from the non-resident holders – individuals under sale or barter agreement.

Additionally, acquisition of the ADSs by a non-resident holder who is an individual may constitute a taxable event pursuant to provisions of the Russian Tax Code relating to the material benefit (deemed income) received by individuals as a result of acquisition of securities if this income is viewed as income from sources within Russia. If the acquisition price of the ADSs is below the lower margin of fair market value calculated under a specific procedure for the determination of market prices of securities for tax purposes, the difference may be subject to the Russian personal income tax at a rate of 30% (arguably, this would be subject to reduction or elimination under the applicable double tax treaty).

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

Currently, a non-resident holder which is a legal entity or an organization is required to provide a tax residence confirmation issued by the competent tax authority of the relevant treaty country (duly apostilled or legalized, translated into Russian and notarized). The tax residency confirmation needs to be renewed on an annual basis, and provided before the first payment of income in each calendar year. For a non-resident holder that is a legal entity or organization this should be a tax residency certificate for the relevant year.

In order to benefit from the applicable double tax treaty, the person claiming such benefits must be the beneficial owner of the relevant income. In addition to a certificate of tax residency, the tax agent is obliged to obtain a confirmation from the non-resident holder which is a legal entity or organization that it is the beneficial owner of the relevant income. As of the date of this annual report, the form of such confirmation as well as the list of documents confirming beneficial ownership is not set by the Russian Tax Code. Current clarifications of the Russian Ministry of Finance and Federal Tax Service guidance generally describe the information that is necessary to confirm the beneficial ownership of income, yet they do not set the precise form for the above confirmation. (for details see “We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia”).

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

Refund of Tax Withheld

If Russian withholding tax on income derived from Russian sources by a non-resident holder has been withheld at the source of payment and such non-resident holder is entitled to benefits of an applicable double tax treaty allowing such non-resident holder not to pay the tax in Russia or pay the tax at a reduced rate in relation to such income, an application for the refund of the tax withheld may be made within three years from the end of the tax period in which the tax was withheld.

In order to obtain a refund, the non-resident holder that is a legal entity or an individual is required to file with the Russian tax authorities along with the tax refund claim certain pack of documents. The list of such documents is stipulated by the Russian Tax Code in respect of legal entities.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code. Obtaining a refund of Russian tax withheld may be a time-consuming process and can involve considerable practicable difficulties, depending to a large extent on the position of the local tax inspectorates. No assurance can be given that a refund of Russian tax withheld will be granted in practice.

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

	change in US Dollar	Effect on profit before tax Gain/(loss)
		(in RUB millions)
2020	+10%	192
	-10%	(192)
2019	+13%	147
	-11%	(124)

	change in Euro	Effect on profit before tax Gain/(loss)
		(in RUB millions)
2020	+10%	(2)
	-10%	2
2019	+13%	192
	-11%	(162)

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

Customer accounts and amounts due to banks, trade and other payables are due on demand. We have sufficient cash balances and keep them in diversified portfolios of liquid instruments such as government bonds, correspondent account with CBR and overnight placements in high-rated commercial banks, in order to be able to respond timely and steady to unforeseen liquidity requirements.

Since 2014, the Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which we operate), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and we have noted that our merchants and partners also started and in certain cases continued to request from us larger collaterals to hedge their risks. In the first quarter of 2020, the ruble again depreciated substantially and abruptly against the U.S. dollar and the euro due to a steep decline in oil prices. The full scope of the negative impact that COVID-19 and exchange rate drop may have on the Russian economy and available liquidity remains unclear but has the potential to be very significant. We were able to manage these conditions and requirements to date, though the liquidity shortage in the market, if exacerbated may have negative effects on our operations, which cannot be now reliably estimated.

According to CBR requirements, bank’s capital calculated based on CBR instructions should be not less than certain portion of its risk-adjusted assets. As of December 31, 2020, Qiwi Bank JSC’s capital ratio N1.0 is above the minimal level required of 8%. We monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the years ended December 31, 2020 and 2019 Qiwi Bank JSC met the capital adequacy requirements.

We manage our capital structure and adjust it, in light of changes in economic conditions. Our capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may make dividend payments to shareholders or issue new shares. Currently, we require capital to finance our growth. Notwithstanding that we generate significant cash from our operations, we also issued RUB 5 billion bonds that we primarily use to fund the growth of the factoring portfolio of the Factoring PLUS project. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments.

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Debt	6,640	1,549	91	5,000
Lease liabilities	1,116	—	354	762
Trade and other payables	29,528	29,528	—	—
Customer accounts and amounts due to banks	12,337	11,181	1,120	36

Total as of December 31, 2020	49,621	42,258	1,565	5,798

	Total	Due: On demand	Within a year	More than a year
	(in RUB millions)
Debt	1,545	—	—	1,545
Lease liabilities	1,357	—	340	1,017
Trade and other payables	27,295	27,295	—	—
Customer accounts and amounts due to banks	21,963	18,712	2,807	444

Total as of December 31, 2019	52,160	46,007	3,147	3,006

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

Set out below is the information about the credit risk exposure on our trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2020	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.13%	1%	69%	92%
Exposure at default	6,092	1,035	230	118	7,475
Expected credit loss	(8)	(7)	(159)	(109)	(283)

December 31, 2019	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.10%	1%	57%	94%
Exposure at default	5,143	490	362	76	6,071
Expected credit loss	(6)	(3)	(208)	(71)	(288)

We evaluate the concentration of risk with respect to trade and other receivables on a regular basis. Our customers are located in several jurisdictions and industries and operate in largely independent markets. Our Top 5 counterparties are large and reputable companies. The table below demonstrates the largest counterparties’ balances as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
Top 5 counterparties	40%	43%	54%
Others	60%	57%	46%

As of December 31, 2020 the amount of installment card loans issued (net of expected credit loss allowance) was equal to nil down from RUB 7,985 million as of December 31, 2019 following the sale of the SOVEST loans’ portfolio, the corresponding amount of provisions for loan impairment was nil as compared with RUB 810 million to the same period in the prior year. The amount of loans issued to legal entities which primarily related to Factoring PLUS project as of December 31, 2020 was RUB 6,013 million compared to RUB 3,699 million as of December 31, 2019 the corresponding amount of provisions for loan impairment was RUB 37 million as compared with RUB 33 million to the same period in the prior year (see “ – Item 5. A. Operating results” for more details on the dynamics). A loan is considered overdue when the borrower fails to make any payment due under the loan at the reporting date and an overdue amount is recognized as the aggregate amount of all amounts due from the borrower under the respective loan agreement including accrued interest and commissions if any. For the purposes of our internal credit risk assessment, we consider all loans with a principal and/or interest payment that is more than 90 days overdue as “non-performing”.

As of December 31, 2020, we had credit exposure to our counterparties in connection with our Factoring PLUS business of RUB 5,745 million up from RUB 3,365 as of December 31, 2019, and in connection with financial and performance guarantees we provide mostly to non-related parties as part of our Factoring PLUS business and certain of our merchants (predominantly in betting space) in the amount of RUB 22,036 million up from RUB 8,545 as of December 31, 2019. The amount of credit loss expense related to the factoring portfolio for the year ended December 31, 2020 is RUB 15 million.

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2020. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2020, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure. There have been no changes in internal control over financial reporting during the year ended on December 31, 2020.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2020 This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2020, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young LLC, our independent registered public accounting firm. Their report may be found below:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QIWI plc

Opinion on Internal Control Over Financial Reporting

We have audited QIWI plc’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, QIWI plc (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes and our report dated April 15, 2021 expressed an unqualified opinion thereon.

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

April 15, 2021

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

	For the year ended December 31,
	2019	2020
	(in RUB millions)
Audit Fees	51	50
Audit-Related Fees	16	23
Tax Fees	4	4
All Other Fees	7	2
Total	78	79

Audit Fees

Audit fees for 2019 and 2020 are the aggregate fees billed and expected to be billed for the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees for 2019 and 2020 comprise securities transaction expenses including related to the filing of the Form F-3 and the prospectus supplement.

Tax Fees

Tax fees in 2019 and 2020 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2019 and 2020 relate to services in connection with corporate compliance matters, staff training and development costs.

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

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	Financial Statements

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	Financial Statements

Please refer to the financial statements beginning on page F-1.

ITEM 19.	Exhibits

Index to Exhibits

Exhibit Number	Description of Document

1.1	Articles of Association of QIWI plc (incorporated by reference to Exhibit 1.1 to QIWI plc’s Annual Report on Form 20-F, filed on March 28, 2018)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Specimen Certificate for Class B Shares of the Registrant (incorporated by reference to Exhibit 4.2 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form F-1/A, File No. 333-187579, filed on April 19, 2013)

2.4	Description of Securities

4.1	Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

4.2	Form of Amended and Restated Registration Rights Agreement among QIWI plc and Public Joint-Stock Company «Bank Otkritie Financial Corporation» and (incorporated by reference to Exhibit 4. to QIWI plc’s Registration Statement on Form F-3, File No. 333-235239, filed on November 25, 2019)

4.3	The Agreement for the acquisition of assets related to the project “SOVEST”, dated June 8, 2020 between QIWI Bank (Joint-Stock Company), QIWI plc, and Public Joint Stock Company “Sovcombank”

8.1	Subsidiaries of the Registrant

12.1	Certification of Boris Kim, Chief Executive Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Pavel Korzh, Chief Financial Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Ernst & Young LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Consolidated financial statements

for the year ended December 31, 2020

QIWI plc

Consolidated financial statements

for the year ended December 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QIWI plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of QIWI plc (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 15, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Recognition of revenue for payment processing fees

Description of the Matter

As disclosed in Notes 3.14 and 22 to the consolidated financial statements, the Company earns fees for processing payments initiated by individuals (“consumers”) to pay to goods and service providers (“merchants”) or transfer money to other individuals. In 2020, payment processing fees accounted for 34,326 million Russian rubles. Payment processing fees are earned from consumers or merchants, or both, and are composed of a significant volume of low-value transactions, captured and processed on multiple systems, databases, and other tools. The processing of payments and the related recognition of payment processing fees are highly automated, and the processing fees are based on contractual terms with customers.

Auditing revenue for payment processing fees was especially challenging due to the multiple customized and proprietary IT systems utilized in the processing of payments and the related determination of the payment processing fee. There was complexity in obtaining an understanding of the structure of the systems and processes, used to capture the large volumes of customer data, and the manual and automated interfaces to transfer and reconcile data between the processing systems, which capture and record payments from consumers and merchants and compute the related fee, to accounting systems, which accumulate and record the processing fees.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s process to record revenue for payment processing fees. We involved IT professionals to help obtain an understanding and evaluate the design and operating effectiveness of the IT environment in which the processing and accounting systems reside. We also tested management’s controls around the reconciliations of data and processing fees.

Our audit procedures over payment processing fees included, among others, reconciliation of data between the Company’s processing systems and the accounting ledger. We analyzed manual adjustments in both the processing and accounting systems and inspected relevant supporting documents and calculations. We tested the end-to-end reconciliation of payment volumes and commissions from the processing systems to the accounting ledger. We tested the processing fees by recalculating the revenue recorded and comparing it to the processing system. We also performed analytical procedures over processing fees as a percentage of total volume.

/s/ Ernst & Young LLC

We have served as the Company’s auditor since 2008

Moscow, Russia

April 15, 2021

QIWI plc

Consolidated statement of financial position

As of December 31, 2020

(in millions of Rubles)

	Notes	As of December 31, 2019	As of December 31, 2020
Assets
Non-current assets
Property and equipment	9	2,346	1,893
Goodwill and other intangible assets	6, 10, 11	11,316	10,813
Investments in associates	20	1,118	1,635
Long-term debt securities and deposits	30	4,015	3,495
Long-term loans	12, 30	265	214
Other non-current assets		83	112
Deferred tax assets	26	217	209

Total non-current assets		19,360	18,371

Current assets
Trade and other receivables	13	6,162	7,445
Short-term loans	12	11,419	5,799
Short-term debt securities and deposits	30	1,136	2,888
Prepaid income tax		259	197
Other current assets	15	917	1,202
Cash and cash equivalents	14	42,101	47,382
Assets held for sale		123	31

Total current assets		62,117	64,944

Total assets		81,477	83,315

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	16	1	1
Additional paid-in capital		1,876	1,876
Share premium	16	12,068	12,068
Other reserve		2,576	2,575
Retained earnings		10,557	14,602
Translation reserve		289	554

Total equity attributable to equity holders of the parent		27,367	31,676
Non-controlling interests		70	96

Total equity		27,437	31,772

Non-current liabilities
Long-term debt	17	1,545	4,923
Long-term lease liabilities	21	1,017	762
Long-term customer accounts	19	444	36
Other non-current liabilities		45	44
Deferred tax liabilities	26	749	1,161

Total non-current liabilities		3,800	6,926

Current liabilities
Trade and other payables	18	27,295	29,528
Customer accounts and amounts due to banks	19	21,519	12,301
Short-term debt	17	—	1,640
Short-term lease liabilities	21	340	354
VAT and other taxes payable		184	147
Other current liabilities	15	902	647

Total current liabilities		50,240	44,617

Total equity and liabilities		81,477	83,315

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2020

(in millions of Rubles, except per share data)

		Year ended December 31
	Notes	2018 (restated)*	2019 (restated)*	2020
Continuing operations
Revenue:		29,593	35,941	40,622

Payment processing fees		23,694	30,736	34,326
Interest revenue calculated using the effective interest rate	22	1,255	1,961	2,390
Fees from inactive accounts and unclaimed payments		1,419	1,806	1,952
Other revenue	22	3,225	1,438	1,954

Operating costs and expenses:		(20,714)	(23,964)	(26,558)

Cost of revenue (exclusive of items shown separately below)	23	(10,332)	(14,075)	(16,494)
Selling, general and administrative expenses	24	(3,833)	(3,442)	(2,733)
Personnel expenses		(5,758)	(5,192)	(6,108)
Depreciation and amortization	9, 10	(772)	(1,066)	(1,101)
Credit loss (expense)/income	12,13,14,27	4	12	(90)
Impairment of non-current assets	10, 11	(23)	(201)	(32)

Profit from operations		8,879	11,977	14,064

Share of gain/(loss) of an associate and a joint venture	20	(46)	258	663
Other income and expenses, net		(181)	(91)	(95)
Foreign exchange gain/(loss), net		263	(172)	(199)
Interest income and expenses, net		17	(18)	(68)

Profit before tax from continuing operations		8,932	11,954	14,365
Income tax expense	26	(1,751)	(2,513)	(3,119)

Net profit from continuing operations		7,181	9,441	11,246

Discontinued operations
Loss after tax from discontinued operations	6	(3,555)	(4,554)	(2,308)

Net profit		3,626	4,887	8,938

Attributable to:
Equity holders of the parent		3,584	4,832	8,842
Non-controlling interests		42	55	96
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		525	(229)	229
Net loss recycled to profit or loss upon disposal		—	—	45
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax		—	41	32
Net gains recycled to profit or loss upon disposal		—	(26)	(47)

Total other comprehensive income/(loss), net of tax		525	(214)	259

Total comprehensive income, net of tax		4,151	4,673	9,197

Attributable to:
Equity holders of the parent		4,099	4,623	9,092
Non-controlling interests		52	50	105
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	8	58.56	78.20	142.04
Diluted, profit attributable to ordinary equity holders of the parent	8	58.06	77.60	141.66
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		116.65	151.91	179.11
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		115.66	150.74	178.64

*	Amounts do not correspond with the previously presented ones due to discontinued operations (please refer to Note 6)

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2020

(in millions of Rubles, except per share data)

		Year ended December 31
	Notes	2018	2019	2020
Operating activities
Profit before tax from continuing operations		8,932	11,954	14,365
Loss before tax from discontinued operations	6	(4,431)	(5,575)	(2,509)

Profit before tax		4,501	6,379	11,856
Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	9, 10	864	1,324	1,266
Foreign exchange loss/(gain), net		(262)	172	224
Interest income, net	22	(1,782)	(2,901)	(2,693)
Credit loss expense		474	642	870
Share of (gain) / loss of an associate and a joint venture		46	(258)	(663)
Loss from sale of Sovest loans’ portfolio	6	—	—	712
Share-based payments	31	635	464	43
Impairment of non-current assets	10, 11	23	792	134
Loss from initial recognition		143	273	27
Other		371	122	1
Changes in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		1,127	1,256	(854)
(Increase)/decrease in other assets		(529)	39	(308)
Increase/(decrease) in customer accounts and amounts due to banks		14,601	3,528	(10,240)
Increase in accounts payable and accruals		7,347	976	1,242
Increase/(decrease) in loans issued from banking operations		(5,827)	(5,159)	4,023

Cash flows generated from operations		21,732	7,649	5,640
Interest received		1,795	3,694	3,391
Interest paid		(113)	(333)	(508)
Income tax paid		(769)	(1,771)	(2,421)

Net cash flow generated from operating activities		22,645	9,239	6,102

Investing activities
Cash paid as investments in associates and joint ventures		(21)	(200)	—
Cash received upon /(used in) business combination		138	(354)	(141)
Purchase of property and equipment		(736)	(858)	(260)
Purchase of intangible assets		(385)	(443)	(176)
Proceeds from sale of fixed and intangible assets		—	196	124
Loans issued		(187)	(444)	(16)
Repayment of loans issued		4	412	51
Purchase of debt securities and deposits		(810)	(5,405)	(4,444)
Proceeds from sale and redemption of debt securities		672	2,213	3,230
Dividends received from an associate		—	—	153

Net cash used in investing activities		(1,325)	(4,883)	(1,479)

Financing activities
Proceeds from borrowings	17	—	1,545	4,921
Payment of principal portion of lease liabilities		—	(387)	(301)
Dividends paid to owners of the Group	25	—	(3,392)	(4,804)
Dividends paid to non-controlling shareholders		(29)	(43)	(74)
Other		—	—	(29)

Net cash used in financing activities		(29)	(2,277)	(287)

Effect of exchange rate changes on cash and cash equivalents		1,240	(944)	945

Net increase in cash and cash equivalents		22,531	1,135	5,281

Cash and cash equivalents at the beginning of year	14	18,435	40,966	42,101

Cash and cash equivalents at the end of year	14	40,966	42,101	47,382

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2020

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares outstanding	Amount
Balance as of December 31, 2019		62,092,835	1	1,876	12,068	2,576	10,557	289	27,367	70	27,437

Profit for the year		—	—	—	—	—	8,842	—	8,842	96	8,938
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	265	265	9	274
Debt instruments at FVOCI		—	—	—	—	(15)	—	—	(15)	—	(15)

Total comprehensive income		—	—	—	—	(15)	8,842	265	9,092	105	9,197

Share-based payments	31	—	—	—	—	43	—	—	43	—	43
Exercise of options	16	285,997	—	—	—	—	—	—	—	—	—
Dividends	25	—	—	—	—	—	(4,797)	—	(4,797)	—	(4,797)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(74)	(74)
Other		—	—	—	—	(29)	—	—	(29)	(5)	(34)

Balance as of December 31, 2020		62,378,832	1	1,876	12,068	2,575	14,602	554	31,676	96	31,772

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2020

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares outstanding	Amount
Balance as of December 31, 2018		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706

Profit for the year		—	—	—	—	—	4,832	—	4,832	55	4,887
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	(224)	(224)	(5)	(229)
Debt instruments at FVOCI		—	—	—	—	15	—	—	15	—	15

Total comprehensive income		—	—	—	—	15	4,832	(224)	4,623	50	4,673

Share-based payments	31	—	—	—	—	464	—	—	464	—	464
Exercise of options	16	641,322	—	—	—	—	—	—	—	—	—
Dividends	25	—	—	—	—	—	(3,366)	—	(3,366)	—	(3,366)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(43)	(43)
Other		—	—	—	—	—	—	—	—	3	3

Balance as of December 31, 2019		62,092,835	1	1,876	12,068	2,576	10,557	289	27,367	70	27,437

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2020

(in millions of Rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non- controlling interests	Total equity
		Share capital		Additional paid-in capital		Other reserves	Retained earnings	Translation reserve	Total
		Number of shares outstanding	Amount		Share premium
Balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,715	(2)	21,120	37	21,157

Impact of adopting IFRS 9		—	—	—	—	—	(208)	—	(208)	—	(208)

Restated opening balance as of December 31, 2017		60,932,654	1	1,876	12,068	1,462	5,507	(2)	20,912	37	20,949

Profit for the year		—	—	—	—	—	3,584	—	3,584	42	3,626
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	515	515	10	525

Total comprehensive income		—	—	—	—	—	3,584	515	4,099	52	4,151

Share-based payments	31	—	—	—	—	635	—	—	635	—	635
Exercise of options	16	518,859	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(29)	(29)

Balance as of December 31, 2018		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2020

(in millions of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability Company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2020 were authorized for issue by Board of Directors (BoD) on March 17, 2021.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia, Kazakhstan, Moldova, Belarus, United Arab Emirates (UAE) and other countries and provide consumer and small and medium enterprises (SME) financial services.

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

Sergey Solonin is the ultimate controlling shareholder of the Group as of December 31, 2020.

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

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) under the historical cost convention, as modified by the initial recognition of financial instruments based on fair value, and by revaluation of financial instruments categorised at fair value through profit or loss (FVTPL) and at fair value through other comprehensive income (FVOCI). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. Despite the risks and uncertainties the Group is facing disclosed in Note 27, the management believes that the Group will continue to operate on a going concern basis in the foreseeable future. Therefore, these consolidated financial statements are prepared accordingly.

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

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2019, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations became effective from January 1, 2020, but did not have any material impact on the financial statements of the Group:

•	Amendments to References to the Conceptual Framework in IFRS Standards (issued on March 29, 2018).

•	Amendments to IAS 1 and IAS 8: Definition of Material (issued on October 31, 2018).

•	Amendment to IFRS 3: Definition of a Business (issued on October 22, 2018).

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (issued in September, 2019)

•	Amendments to IFRS 16: Covid-19 Related Rent Concessions (issued in May 28, 2020 and effective since June 1, 2020).

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)

2.4	Standards issued but not yet effective

The following other new pronouncements are not expected to have any material impact on the Group when adopted:

•	IFRS 17 Insurance Contracts (issued in May 2017 and effective for annual periods beginning on or after January 1, 2023)

•	Amendments to IAS 1: Classification of liabilities as current or non-current (issued on January 23, 2020 and effective for annual periods beginning on or after January 1, 2023)

•	Amendments to IFRS 3: Reference to the Conceptual Framework (issued in May 2020, and effective for annual periods beginning on or after January 1, 2022)

•	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use (issued in May 2020, and effective for annual periods beginning on or after January 1, 2022)

•	Amendments to IAS 37: Onerous Contracts – Costs of Fulfilling a Contract (issued in May 2020, and effective for annual periods beginning on or after January 1, 2022)

•	Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest rate benchmark (IBOR) reform (issued in August 2020 and effective for annual periods beginning on or after January 1, 2021)

•

Amendments to IAS 1 Presentaion of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued in February 2021 and effective for annual periods beginning on or after January 1, 2023)

•

Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued in February 2021 and effective for annual periods beginning on or after January 1, 2023)

•	Amendments to IFRS 16: Covid-19 Related Rent Concessions beyond June 30, 2021 (issued in March 31, 2020 and effective since April 1, 2021).

•	2018-2020 annual improvements to IFRS standards (effective for annual periods beginning on or after January 1, 2022):

•	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter

•	IFRS 9 Financial Instruments – Fees in the ’10 per cent’ test for derecognition of financial liabilities

•	IAS 41 Agriculture – Taxation in fair value measurements

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

The exchange rates of the Russian ruble to each respective currency as of December 31, 2020 and 2019 were as follows:

	Average exchange rates for the year ended December 31,		Exchange rates at December 31,
	2019	2020	2019	2020
US Dollar	64.7362	72.1464	61.9057	73.8757
Euro	72.5021	82.4481	69.3406	90.6824
Kazakhstan Tenge (100)	16.8972	17.4138	16.2174	17.5481
Belarussian Ruble	30.9653	29.5855	29.4257	28.6018
Moldovan Leu (10)	36.8844	41.7510	35.9917	42.9635
New Romanian Leu	15.2820	17.0333	14.4948	18.5809

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

The Group’s financial assets at amortised cost includes cash and cash equivalents, reserves at CBR, debt instruments, trade and other receivables and loans issued.

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

For financial assets that are credit-impaired on purchase or at origination, the ECL is always measured at a lifetime ECL. Note 30 provides information about inputs, assumptions and estimation techniques used in measuring ECL, including an explanation of how the Group incorporates forward-looking information in the ECL models.

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

All financial liabilities are recognised initially at fair value, minus, in the case of financial liability not at fair value through profit or loss, transaction costs that aredirectly attributable to issue of financial liability.

The Group classifies all financial liabilities as subsequently measured at amortised cost (trade and other payables, debt, deposits, customer accounts and amounts due to banks), except for financial liabilities at fair value through profit or loss and financial guarantees.

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

Debt and deposits

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

Undrawn loan commitments

Undrawn loan commitments are commitments under which, over the duration of the commitment, the Group is required to provide a loan with pre-specified terms to the customer. Commitments to provide loans are initially recognised at their fair value, which is normally evidenced by the amount of fees received. At the end of each reporting period, the commitments are measured at the amount of the loss allowance determined based on the expected credit loss model. For loan commitments (where those components can be separated from the loan), a separate provision for ECL is recognised as a liability in the consolidated statement of financial position.

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

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 15% in 2020, 2019 and 2018) to the annual gross remuneration of each employee. For the year ended December 31, 2020 defined contributions to pension funds of Russia of the Group amounted to 861 (2019 – 875; 2018 – 886).

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

Dividend Distribution

Cyprus entities that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 17% rate for 2018, 2019, 2020 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholder as of December 31, 2020 is non-Cypriot tax resident and as such the Cypriot deemed dividend distribution rules are not applicable.

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

Within some components of its business, the Group pays remuneration to its employees and third parties for attracting customers. The costs which are incremental to acquisition of new customers are further analysed for recoverability. If this expenditure is expected to be reimbursed by future income, it is capitalized as costs to obtain a contract and depreciated during the contract term.

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

Cash and settlement service fees

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

Other revenues

Other revenues include revenues from commissions charged for platform and marketing services, commissions for issuing guaranties and some other minor activities.

Loyalty program

The Group’s business units that engaged in banking services to retail customers have different loyalty programs, which allows customers to accumulate loyalty points that are accrued as a percentage of purchases made using bank cards and can be used to reimburse future purchases. Revenue is therefore decreased by the nominal value of points awarded to customers during the period multiplied by the probability of their subsequent realization.

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

The Group calculates interest income by applying the EIR to the gross carrying amount of financial assets other than credit-impaired assets. When a financial asset becomes credit-impaired and is, therefore, regarded as ‘Stage 3’, the Group calculates interest income by applying the effective interest rate to the net amortised cost of the financial asset. If the financial assets restore and is no longer credit-impaired, the Group reverts to calculating interest income on a gross basis.

Interest income from bank loans and short-term and long-term investments performed as part of the Group’s treasury function is classified as part of revenues, Interest income derived from loans issued to various third and related parties as part of other arrangements is classified as interest income. All interest received from loans and investments is shown as cash inflows from operating activity in the consolidated statement of cash flows.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.15	Recognition of interest income and interest expense (continued)

Interest expense from bank borrowings intended to attract funds for reinvestment is classified as part of cost of revenue. Interest expense derived from borrowings attracted from various third parties as part of other arrangements is classified as interest expense not as part of cost of revenue. All interest paid on borrowings is shown as cash outflows from operating activity in the consolidated statement of cash flows.

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

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Group as a lesee, applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term or a change in the lease payments.

Right-of-use assets

Right-of-use assets are recognized at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. Right-of-use assets are depreciated on a straight-line basis over the expected lease term which comprises up to 10 years.

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

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)

3.19	Changes in presentation

In 2020 the Group decided to present foreign exchange gains and losses on net basis. The change in presentation was made to make the financial statements more comparable with the industry peers and to provide fair presentation of these amounts.

The effects of the restatement on the previously reported amounts in consolidated statement of comprehensive income are set out below:

	For the year ended December 31, 2018		For the year ended December 31, 2019
	As previously reported	Restated	As previously reported	Restated
Foreign exchange gain	1,312	—	905	—
Foreign exchange loss	(1,049)	—	(1,077)	—
Foreign exchange gain/(loss), net	—	263	—	(172)

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

Recognition of control, joint control, or significant influence over entities

In assessing business combinations, the Group analyses all relevant terms and conditions of management of the acquired or newly established entities and exercise judgment in deciding whether the Group has control, joint control, or significant influence over them. As a result, certain acquisitions where the Group’s share is over 50% may not be recognized as consolidated subsidiaries and vice versa. See Note 6 for details.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Determining the lease term of contracts with renewal and termination options

The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Group has the option, under some of its contracts to lease the assets for additional term. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., construction of significant leasehold improvements or significant customisation to the leased asset).

The carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year are disclosed in Note 21.

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

Impairment of goodwill and intangible assets

The Group determines it has the following material CGUs: SOVEST, Payment services, QIWI Box, Tochka, Rocketbank and Flocktory. For the purpose of the goodwill impairment test, the Group estimates the recoverable amounts of Payment services CGU as fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares and as value in use based on discounted cash flow models for other CGUs. See also Note 11 below for details. For the purpose of testing for impairment the Group’s intangible assets with indefinite useful lifes estimates the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, the Group estimates the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

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

For instalment card loans and its undrawn credit commitments ELC calculation the Group used internal historical instalment card loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

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

Assumptions used for ESOP/RSU valuation

Expected life

The Company uses the expected term as the average between the vesting and contractual term of each plan.

Expected volatility

The expected volatility reflects the assumption that the historical QIWI’s share price volatility over a period similar to the life of the instrument is indicative of future trends, which may not necessarily be the actual outcome.

Risk-free interest rates

Risk-free interest rates are based on the implied yield currently available in the Russian Eurobonds with a remaining term approximating the expected life of the option award being valued.

Expected dividend yield

The Group set a dividend yield based on historical payout and best management’s expectation for dividends distribution.

Fair value of the underlying shares

The fair value of shares defined by reference to closing market price of the Group’s traded shares.

Estimated forfeitures

The forfeiture rate is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur.

For the assumptions used in valuation of a particular grants see Note 31 below.

Uncertainty over risk assessment

The Group disclosed possible and accrued probable risks in respect on currency, customs, litigations, tax and other regulatory positions. Management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its estimation of probability, which require considerable judgment. See Note 27 for details.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2019	As of December 31, 2020
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems and Bank operations, inc.: money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI—M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL (Romania) [1]	Operation of electronic payment kiosks	100%	—
QIWI Management Services FZ-LLC (UAE) [2]	Management services	100%	—
Attenium LLC (Russia)	Management services	100%	100%
Postomatnye Tekhnologii LLC (Russia)	Logistic	100%	100%
Future Pay LLC (Russia)	Operation of on-line payments	100%	100%
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
QIWI Shtrikh LLC (Russia)[2]	On-line cashbox production	51%	—
Factoring PLUS LLC (ex. QIWI Processing LLC (Russia)	Software development	100%	51%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	99%	100%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	99%	100%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	99%	100%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
QIWI Finance LLC (Russia)[3]	Financing management	—	100%

Associate and Joint Venture
QIWI Platform LLC (Russia)[4]	Software development	100%	60%
JSC Tochka (Russia)	Digital services for banks	40%	40%

[1]	The Entity was sold during 2020 for insignificant consideration.
[2]	The Entities were liquidated during 2020
[3]	The Entity was established during 2020
[4]	The Group’ share in the Entity was diluted during 2020 with insignificant effect for the financial statements

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations

Flocktory and Billing online

In 2020 management finalized valuation and purchase price allocation for acquisitions of Flocktory and Billing online with no significant effect on goodwill and net assets of these businesses.

Rocketbank wind down

In March 2020, the Board of Directors decided to wind down the Rocketbank project and had finished the process by the end of third quarter 2020. Since that date the Rocketbank’s operations are considered as discontinued.

Rocketbank represented the entire Group’s operating segment. Assets that remained after Rocketbank liquidation were transferred to Payment Services segment.

SOVEST disposal

In the second quarter of 2020 the Group made a decision to dispose its SOVEST project.

In June 2020, the Group entered into the framework agreement and several related binding agreements to sell certain specific SOVEST project assets to an unrelated party. As a part of the transaction, the Group assigned the portfolio of SOVEST instalment card loans as well as transferred respective brands and domains. Since then, SOVEST was classified as a disposal group held for sale and as a discontinued operation.

As a part of the transaction, the Group was to dismiss most SOVEST employees and the buyer extended job offers to certain SOVEST employees and reimbursed to the Group corresponding redundancy costs.

The sale of SOVEST assets was completed in July 2020 for approximately RUB 6 billion, resulting in a pre-tax loss on disposal of 712.

SOVEST project represented the entire Group’s Consumer Financial Services operating segment.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (continued)

The results of the discontinued operations for the years ended December 31 are presented below:

	Year ended December 31, 2018			Year ended December 31, 2019			Year ended December 31, 2020
	Rocketbank	SOVEST	Total	Rocketbank	SOVEST	Total	Rocketbank	SOVEST	Total
Revenue	180	837	1,017	1,339	2,056	3,395	1,151	1,463	2,614
Operating costs and expenses:	(1,515)	(3,932)	(5,447)	(4,790)	(4,142)	(8,932)	(2,065)	(2,290)	(4,355)

Cost of revenue (exclusive of items shown separately below)	(443)	(178)	(621)	(1,829)	(256)	(2,085)	(604)	(160)	(764)
Selling, general and administrative expenses	(445)	(1,821)	(2,266)	(1,020)	(1,751)	(2,771)	(338)	(424)	(762)
Personnel expenses	(580)	(1,410)	(1,990)	(1,128)	(1,445)	(2,573)	(986)	(796)	(1,782)
Depreciation and amortization	(47)	(45)	(92)	(214)	(44)	(258)	(111)	(54)	(165)
Credit loss (expense)/income	—	(478)	(478)	(8)	(646)	(654)	8	(788)	(780)
Impairment of non-current assets (Note 11)	—	—	—	(591)	—	(591)	(34)	(68)	(102)

Loss from operations	(1,335)	(3,095)	(4,430)	(3,451)	(2,086)	(5,537)	(914)	(827)	(1,741)

Loss from sale of Sovest loans’ portfolio	—	—	—	—	—	—	—	(712)	(712)
Foreign exchange gain and loss, net	(1)	—	(1)	—	—	—	(25)	—	(25)
Interest income and expenses, net	—	—	—	(36)	(2)	(38)	(25)	(6)	(31)

Loss before tax from discontinued operations	(1,336)	(3,095)	(4,431)	(3,487)	(2,088)	(5,575)	(964)	(1,545)	(2,509)
Income tax benefit	268	608	876	611	410	1,021	138	63	201

Net loss from discontinued operations	(1,068)	(2,487)	(3,555)	(2,876)	(1,678)	(4,554)	(826)	(1,482)	(2,308)

Earnings per share for discontinued operations
Basic, loss from discontinued operations attributable to ordinary equity holders of the parent			(58.09)			(73.71)			(37.07)
Diluted, loss from discontinued operations attributable to ordinary equity holders of the parent			(57.60)			(73.14)			(36.98)

The net cash flows incurred by Rocketbank and SOVEST project are, as follows:

	Year ended December 31, 2018			Year ended December 31, 2019			Year ended December 31, 2020
	Rocketbank	SOVEST	Total	Rocketbank	SOVEST	Total	Rocketbank	SOVEST	Total
Operating	11,612	(6,526)	5,086	(1,372)	(3,675)	(5,047)	(15,415)	6,466	(8,949)
Investing	(64)	(42)	(106)	(1,623)	(30)	(1,653)	1,282	—	1,282
Financing	—	—	—	(58)	—	(58)	(64)	(20)	(84)

Net cash (outflow)/inflow	11,548	(6,568)	4,980	(3,053)	(3,705)	(6,758)	(14,197)	6,446	(7,751)

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments

The Chief executive officer (CEO) of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered their responsibilities as well as the following factors:

•

The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);

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

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services and Rocketbank:

•	Payment Services (PS), operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces;

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals, presented by SOVEST installment card project;

•	Rocketbank (RB), operating segment that generates revenue through offering digital banking service including debit cards and deposits to retail customers.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, offering expenses, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

The segments’ statement of comprehensive income for the year ended December 31, 2020, as presented to the CODM are presented below:

	2020
	PS	CFS	RB	CO	Total
Revenue	38,490	1,198	1,151	2,397	43,236
Segment net revenue	22,637	1,066	548	1,727	25,978
Segment profit/(loss) before tax	15,629	(997)	(907)	(530)	13,195

Segment net profit/(loss)	12,608	(793)	(781)	(730)	10,304

The segments’ statement of comprehensive income for the year ended December 31, 2019, as presented to the CODM are presented below:

	2019
	PS	CFS	RB	CO	Total
Revenue	34,700	1,575	1,339	1,722	39,336
Segment net revenue	20,965	1,339	(490)	1,362	23,176
Segment profit/(loss) before tax	14,716	(2,484)	(2,858)	(1,051)	8,323

Segment net profit/(loss)	12,105	(1,981)	(2,317)	(1,128)	6,679

The segments’ statement of comprehensive income for the year ended December 31, 2018, as presented to the CODM are presented below:

	2018
	PS	CFS	RB	CO	Total
Revenue	26,649	558	180	3,223	30,610
Segment net revenue	16,497	385	(263)	3,038	19,657
Segment profit/(loss) before tax	11,552	(3,281)	(1,327)	(1,872)	5,072

Segment net profit/(loss)	9,529	(2,618)	(1,061)	(1,713)	4,137

Segment net revenue, as presented to the CODM, for the years ended December 31, 2018, 2019 and 2020 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	2018	2019	2020
Revenue from continuing operations under IFRS	29,593	35,941	40,622
Revenue from discontinued operations under IFRS (Note 6)	1,017	3,395	2,614
Cost of revenue from continuing operations	(10,332)	(14,075)	(16,494)
Cost of revenue from discontinuing operations (Note 6)	(621)	(2,085)	(764)

Total segment net revenue, as presented to CODM	19,657	23,176	25,978

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the years ended December 31, 2018, 2019 and 2020 is presented below:

	2018	2019	2020
Consolidated profit before tax from continuing operations under IFRS	8,932	11,954	14,365
Consolidated loss before tax from discontinued operations under IFRS (Note 6)	(4,431)	(5,575)	(2,509)

Fair value adjustments recorded on business combinations and their amortization	369	479	337
Impairment of non-current assets	—	792	134
Share-based payments	635	464	43
Offering expenses	—	79	71
Loss from sale of Sovest loans’ portfolio	—	—	712
Loss on disposal of subsidiary	—	—	42
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering	(433)	130	—

Total segment profit before tax, as presented to CODM	5,072	8,323	13,195

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the years ended December 31, 2018, 2019 and 2020 is presented below:

	2018	2019	2020
Consolidated net profit from continuing operations under IFRS	7,181	9,441	11,246
Consolidated net loss from discontinued operations under IFRS (Note 6)	(3,555)	(4,554)	(2,308)

Fair value adjustments recorded on business combinations and their amortization	369	479	337
Impairment of non-current assets	—	792	134
Share-based payments	635	464	43
Offering expenses	—	79	71
Loss from sale of Sovest loans’ portfolio	—	—	712
Loss on disposal of subsidiary	—	—	42
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering	(433)	130	—
Effect from taxation of the above items	(60)	(152)	27

Total segment net profit, as presented to CODM	4,137	6,679	10,304

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

Geographic information

Revenues from external customers are presented below:

	2018	2019	2020
Russia	22,693	29,485	33,283
Other CIS	1,393	1,592	1,746
EU	2,353	3,291	2,748
Other	4,171	4,968	5,459

Total revenue from continuing and discontinued operations	30,610	39,336	43,236

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group had only one external customer where revenue exceeded 10% of the Group’s total revenue and amounted to 13% for the year ended December 31, 2020 (10.3% for the year ended December 31, 2019). This revenue was generated within the PS segment. The Group had no single external customer amounting to 10% or greater of the Group’s revenue for the year ended December 31, 2018.

Disaggregated revenue information

Disagregation of revenues from contracts with customers, including those from discontinued operations are presented below:

	2020
	PS	CFS	RB	CO	Total
Payment processing fees	34,326	—	—	—	34,326
Cash and settlement service fees	80	—	814	432	1,326
Installment cards related fees	—	827	—	—	827
Platform and marketing services related fees	133	—	14	662	809
Fees for guarantees issued	23	—	—	417	440
Other revenue	168	—	95	34	297

Total revenue from contracts with customers	34,730	827	923	1,545	38,025

	2019
	PS	CFS	RB	CO	Total
Payment processing fees	30,736	—	—	—	30,736
Cash and settlement service fees	49	—	471	883	1,403
Installment cards related fees	—	1,139	—	—	1,139
Platform and marketing services related fees	106	—	—	51	157
Fees for guarantees issued	27	—	—	94	121
Other revenue	106	—	100	122	328

Total revenue from contracts with customers	31,024	1,139	571	1,150	33,884

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

	2018
	PS	CFS	RB	CO	Total
Payment processing fees	23,694	—	—	—	23,694
Cash and settlement service fees	64	—	37	2,916	3,017
Installment cards related fees	—	359	—	—	359
Platform and marketing services related fees	97	3	—	—	100
Fees for guarantees issued	12	—	—	13	25
Other revenue	36	—	20	86	142

Total revenue from contracts with customers	23,903	362	57	3,015	27,337

8.	Earnings per share

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

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	2018	2019	2020
Net profit attributable to ordinary equity holders of the parent for basic earnings	3,584	4,832	8,842

Weighted average number of ordinary shares for basic earnings per share	61,202,710	61,788,024	62,251,274
Effect of share-based payments	522,116	476,420	165,196

Weighted average number of ordinary shares for diluted earnings per share	61,724,826	62,264,444	62,416,470

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	58.56	78.20	142.04
Diluted, profit attributable to ordinary equity holders of the parent	58.06	77.60	141.66

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Property and equipment

	Processing servers and engineering equipment	Computers and office equipment	Other equipment	Construction in progress (CIP) and Advances for equipment	Leasehold improvements	Right of use of leased assets (Note 21)	Total
Cost
Balance as of December 31, 2018	1,339	278	195	19	—	—	1,831
Impact of adopting IFRS 16	—	—	—	—	—	936	936
Restated opening balance as of December 31, 2018	1,339	278	195	19	—	936	2,767
Transfer between groups	(110)	3	(152)	(9)	268	—	—
Additions	356	147	14	104	230	848	1,699
Additions from business combinations	—	—	3	—	—	42	45
Disposals	(75)	(98)	(7)	(6)	—	(209)	(395)
Assets held for sale	(341)	—	—	—	—	—	(341)

Balance as of December 31, 2019	1,169	330	53	108	498	1,617	3,775

Transfer between groups	98	4	(4)	(101)	3	—	—
Additions	167	61	—	18	14	263	523
Additions from business combinations	—	—	—	—	—	—	—
Disposals	(33)	(73)	(5)	—	(62)	(250)	(423)
Foreign currency translation	1	—	—	(2)	—	—	(1)

Balance as of December 31, 2020	1,402	322	44	23	453	1,630	3,874

Accumulated depreciation and impairment:
Balance as of December 31, 2018	(532)	(106)	(119)	—	—	—	(757)

Transfer between groups	96	—	128	—	(224)	—	—
Depreciation charge	(246)	(68)	(34)	—	—	(304)	(652)
Disposals	37	35	2	—	—	39	113
Assets held for sale	218	—	—	—	—	—	218
Impairment	(132)	—	—	—	(219)	—	(351)

Balance as of December 31, 2019	(559)	(139)	(23)	—	(443)	(265)	(1,429)

Transfer between groups	—	—	—	—	—	—	—
Depreciation charge (including discontinued operations)	(221)	(96)	(8)	—	(46)	(328)	(699)
Disposals	16	30	2	—	61	50	159
Impairment (Note 11)	—	—	—	—	(12)	—	(12)

Balance as of December 31, 2020	(764)	(205)	(29)	—	(440)	(543)	(1,981)

Net book value
As of December 31, 2018	807	172	76	19	—	—	1,074

As of December 31, 2019	610	191	30	108	55	1,352	2,346

As of December 31, 2020	638	117	15	23	13	1,087	1,893

As of December 31, 2020, the gross book value of fully depreciated assets is equal to 699 (2019 – 321).

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

10.	Intangible assets

Cost:	Goodwill	Customer relationships	Licenses	Computer Software	Trade marks	Advances for intangibles, CIP and others	Total
Balance as of December 31, 2018	6,378	5,414	183	1,354	355	106	13,790
Additions	—	—	—	236	—	211	447
Additions from business combinations	777	159	—	280	32	—	1,248
Transfer between groups	—	—	—	36	—	(36)	—
Disposals	—	—	—	(156)	—	(39)	(195)

Balance as of December 31, 2019	7,155	5,573	183	1,750	387	242	15,290

Additions	22	—	—	120	—	56	198
Additions from business combinations	—	—	—	—	—	—	—
Transfer between groups	—	—	—	95	—	(95)	—
Disposals	(93)	(88)	—	(414)	—	(92)	(687)

Balance as of December 31, 2020	7,084	5,485	183	1,551	387	111	14,801

Accumulated Amortization:
Balance as of December 31, 2018	—	(2,107)	—	(660)	(167)	(10)	(2,944)
Amortization charge	—	(301)	—	(317)	(44)	(10)	(672)
Impairment	(93)	(67)	—	(148)	(115)	(18)	(441)
Disposals	—	—	—	82	—	1	83

Balance as of December 31, 2019	(93)	(2,475)	—	(1,043)	(326)	(37)	(3,974)

Amortization charge (including discontinued operations)	—	(300)	—	(216)	(30)	(21)	(567)
Impairment (Note 11)	—	—	—	(61)	—	(50)	(111)
Disposals	93	88	—	394	—	89	664

Balance as of December 31, 2020	—	(2,687)	—	(926)	(356)	(19)	(3,988)

Net book value

As of December 31, 2018	6,378	3,307	183	694	188	96	10,846

As of December 31, 2019	7,062	3,098	183	707	61	205	11,316

As of December 31, 2020	7,084	2,798	183	625	31	92	10,813

As of December 31, 2020, the gross book value of fully amortized intangible assets is equal to 787 (2019 – 450).

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

11.	Impairment testing of goodwill and intangible assets

The Group identified the following significant CGU’s: Payment Services, SOVEST, Tochka, Rocketbank, QIWI Box and Flocktory. As of December 31, 2020 the Goodwill is allocated to two of the CGUs: Payment Services and Flocktory and intangible assets with indefinite useful life relates to four CGUs: Payment Services, SOVEST, Tochka and Rocketbank.

An analysis and movement of the net book value of goodwill and indefinite life licenses acquired through business combinations, as included in the intangible assets (Note 10), is as follows:

	Goodwill			Indefinite life license	Total
	Payment services	Rocketbank	Flocktory
As of December 31, 2018	6,285	93	—	183	6,561

Addition	51	—	726	—	777
Impairment	—	(93)	—	—	(93)

As of December 31, 2019	6,336	—	726	183	7,245

Addition	22	—	—	—	22

As of December 31, 2020	6,358	—	726	183	7,267

The Group tests its goodwill and the intangible assets with an indefinite useful life annually.

Goodwill

For the purpose of goodwill impairment test of the Payment services CGU the Company estimated the recoverable amount as fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares (Level 1). As a result of the annual impairment test the Group did not identify impairment of Goodwill allocated to Payment services CGU as of December 31, 2020, December 31, 2019 and December 31, 2018.

The recoverable amount of Flocktory CGU has been determined based on a value in use calculation (Level 3) using cash flow projections from financial budgets approved by senior management covering a five-year period (2021-2025). The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Flocktory CGU is 22%. The growth rate applied to discounted terminal value projection in beyond the forecast period is 3.8%.

The calculation of value in use for this cash generating unit is sensitive to:

•	Compounded annual growth rate of the service market in which the unit operates;

•	Terminal growth rates used to extrapolate cash flows beyond the budget period;

•	Discount rates.

With regard to the assessment of recoverable amounts of Flocktory CGU, management believes that no reasonably possible change in any of key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

As a result of annual impairment test the Group did not identify any impairment of Goodwill allocated to Flocktory CGU as of December 31, 2020.

During the year 2019, goodwill allocated to Rocketbank CGU was impaired in the amount of 93.

For the year ended December 31, 2018, the Group did not recognize any impairment of Goodwill.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

11.	Impairment testing of goodwill and intangible assets (continued)

Intangible assets with indefinite useful life

As of December 31, 2020, the carrying amount of intangible assets with an indefinite useful life (licenses for banking operations, which are expected to be renewed indefinitely) is recognized with a value of 183 (2019—183). Intangible assets with an indefinite useful life were recorded by the Group at the date of acquisition of QIWI Bank JSC.

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

The Group performed an annual impairment test of Qiwi Bank’s license as of December 31, 2020, December 31, 2019 and as of December 31, 2018, no impairment was identified. Reasonably possible changes in any valuation parameters would not result in impairment of intangible assets with indefinite useful life.

Intangible assets with definite useful life

For the purpose of the impairment test on other intangible assets the Company estimated the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or CGU the asset relates.

During the year 2020, immediately before the classification of SOVEST as discontinued operations, the recoverable amount was estimated for certain items of Intangible assets and impairment loss was identified and recognised in the amount of 68 to reduce the carrying amount of the assets in the disposal group to their fair values less cost to sell. This impairment of non-current assets was recognised in discontinued operations in the statement of profit or loss. Management decisions to wind down other venture projects in 2020 resulted in additional recognition of impairment of non-current assets in the amount of 55.

For the year ended December 31, 2019, the Group recognised the impairment regarding the non-current assets in the amount of 201 for QIWI Box CGU and 498 for Rocketbank CGU.

For the year ended December 31, 2018, the Group did not recognize any significant impairment of non-current assets.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Long-term and short-term loans issued

As of December 31, 2020, long-term and short-term loans issued consisted of the following:

	Total as of December 31, 2020	Expected credit loss allowance	Net as of December 31, 2020
Long-term loans
Loans to legal entities	214	—	214

Total long-term loans	214	—	214

Short-term loans
Loans to legal entities	5,836	(37)	5,799

Total short-term loans	5,836	(37)	5,799

The Group’s loans mainly issued in Russian rubles.

As of December 31, 2019, long-term and short-term loans consisted of the following:

	Total as of December 31, 2019	Expected credit loss allowance	Net as of December 31, 2019
Long-term loans
Loans to legal entities	265	—	265

Total long-term loans	265	—	265

Short-term loans
Loans to legal entities	3,467	(33)	3,434
Instalment Card Loans	8,795	(810)	7,985

Total short-term loans	12,262	(843)	11,419

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued are not collateralized.

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2020, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2020	(229)	(120)	(494)	(843)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(128)	(211)	(498)	(837)
Transfers between stages	140	(8)	(132)	—
Amounts sold and written off	212	338	1,093	1,643

ECL allowance as of December 31, 2020	(5)	(1)	(31)	(37)

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Long-term and short-term loans issued (continued)

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

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2018, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2018	(175)	(60)	(194)	(429)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(146)	(44)	(309)	(499)
Transfers between stages	105	(16)	(89)	—
Amounts sold and written off	—	—	75	75

ECL allowance as of December 31, 2018	(216)	(120)	(517)	(853)

13.	Trade and other receivables

As of December 31, 2020, trade and other receivables consisted of the following:

	Total as of December 31, 2020	Expected credit loss allowance/Provision for impairment	Net as of December 31, 2020
Cash receivable from agents	2,358	(150)	2,208
Deposits issued to merchants	4,639	(17)	4,622
Commissions receivable	135	(19)	116
Other receivables	343	(97)	246

Total financial assets	7,475	(283)	7,192

Advances issued	254	(1)	253

Total trade and other receivables	7,729	(284)	7,445

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

13.	Trade and other receivables (continued)

As of December 31, 2019, trade and other receivables consisted of the following:

	Total as of December 31, 2019	Expected credit loss allowance/Provision for impairment	Net as of December 31, 2019
Cash receivable from agents	2,947	(199)	2,748
Deposits issued to merchants	2,690	(12)	2,678
Commissions receivable	158	(21)	137
Other receivables	276	(56)	220

Total financial assets	6,071	(288)	5,783

Advances issued	380	(1)	379

Total trade and other receivables	6,451	(289)	6,162

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis.

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the years ended December 31 was the following:

	2018	2019	2020
ECL allowance as of January 1,	(578)	(366)	(289)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	5	(9)	(57)
Amounts written off	207	86	62

ECL allowance as of December 31,	(366)	(289)	(284)

Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customers to receive an overdraft.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Cash and cash equivalents

As of December 31, 2020 and 2019, cash and cash equivalents consisted of the following:

	As of December 31, 2019	As of December 31, 2020
Correspondent accounts with Central Bank of Russia (CBR)	3,261	3,467
Cash with banks and on hand	7,317	9,089
Short-term CBR deposits	30,500	32,800
Other short-term bank deposits	1,025	2,028
Less: Allowance for ECL	(2)	(2)

Total cash and cash equivalents	42,101	47,382

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. While the Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis all its cash is held in highly rated banks and financial institutions according to the external rating agencies. These banks have low credit risk and are approved by the Board of Directors of the Group on a regular basis.

The Group holds cash and cash equivalents in different currencies and therefore is exposed to foreign currency risk. For more details regarding foreign currency sensitivity and risk management refer to Note 29.

	As of December 31, 2019	As of December 31, 2020
Russian ruble	36,594	40,040
Euro	2,021	3,407
US Dollar	2,618	2,847
Others	868	1,088

Total	42,101	47,382

Since 2017 the Company has a bank guarantee and secured it by a cash deposit of U.S.$ 2.5 mln until July 31, 2021.

15.	Other current assets and other current liabilities

15.1	Other current assets

As of December 31, 2020 and 2019, other current assets consisted of the following:

	As of December 31, 2019	As of December 31, 2020
Reserves at CBR*	611	736
Total other financial assets	611	736

Prepaid expenses	230	259
Other	76	207

Total other current assets	917	1,202

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

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

15.	Other current assets and other current liabilities (continued)

15.2	Other current liabilities

As of December 31, 2020 and 2019, other current liabilities consisted of the following:

	As of December 31, 2019	As of December 31, 2020
Contract liability related to loyalty programs	607	66
Contract liability related to guarantees issued	199	521
Other	96	60

Total other current liabilities	902	647

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

Authorised shares	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
	Thousands	Thousands	Thousands
Ordinary Class A shares	131,333	129,583	127,914
Ordinary Class B shares	99,517	101,267	102,936

Total authorised shares	230,850	230,850	230,850

Issued and fully paid shares	As of December 31, 2018	As of December 31, 2019	As of December 31, 2020
	Thousands	Thousands	Thousands
Ordinary Class A shares	13,833	12,083	10,414
Ordinary Class B shares	48,880	50,630	52,299

Total issued and fully paid shares	62,713	62,713	62,713

As of December 31, 2020 the Company owned 334 thousand treasury class B shares (December 31, 2019—620) that were issued and fully paid in 2018 and retained by QIWI Employee trust in order to settle future obligations on share-based payments.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

16.	Share capital, additional paid-in capital, share premium and other reserves (continued)

For the year ended December 31, 2020 and 2019 the movement of outstanding shares’ number was the following:

	Ordinary Class A shares	Ordinary Class B shares	Number of outstanding shares
	Thousands	Thousands	Thousands
As of December 31, 2018	13,833	47,619	61,452

Transfer between classes	(1,750)	1,750	—
Increase of share capital due to exercise of options by employees during the year	—	641	641
As of December 31, 2019	12,083	50,010	62,093

Transfer between classes	(1,669)	1,669	—
Increase of share capital due to exercise of options by employees during the year	—	286	286

As of December 31, 2020	10,414	51,965	62,379

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

17.	Debt

As of December 31,2020 and December 31, 2019, Group’s debt consisted of the following:

	Credit limit (RUB)	Interest rate		Maturity		As of December 31, 2019	As of December 31, 2020
Current interest—bearing debt
Bank’ revolving credit facility	460	Up to 10	%*	December 31, 2021		—	—

Non-current interest—bearing debt
Bank’ revolving credit facility	1,000	8.5	%**	October 7, 2021	**	765	604
Bank’ revolving credit facility	1,000	8.5	%**	December 22, 2021	**	780	945
Bonds issued	5,000	8.4%		October 10, 2023		—	5,014

Total debt						1,545	6,563

Including short-term portion						—	1,640

*	the agreement stipulated the right of a lender to increase the interest rate in case the covenants are violated.
**	the agreement stipulated the right of a lender to increase the interest rate and demand of early repayment in case the covenants are violated. The Covenants are violated as of December 31, 2020.

In October 2020 the Group issued unsecured bonds at the principal amount of RUB 5 billion with a fixed nominal interest rate of 8.4% (Issue costs amounted to 83, so that the effective interest rate comprised 9.3%). The Bonds are due in 2023.

The Group is subject to different covenants regarding these bonds issued. As of December 31, 2020, the Group was in compliance with all covenants stipulated by the public irrevocable offers.

Interest expense regarding Group’s debt for the year ended December 31, 2020 amounted for 218 (2019 – 17). Bank’ revolving credit facilities in the amount of 2,000 are secured (see Note 27).

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

18.	Trade and other payables

As of December 31, 2020 and 2019, the Group’s trade and other payables consisted of the following:

	As of December 31, 2019	As of December 31, 2020
Payables to merchants	12,116	12,801
Money remittances and e-wallets accounts payable	6,515	5,725
Deposits received from agents	6,246	8,357
Commissions payable	503	465
Accrued personnel expenses and related taxes	883	1,386
Provision for undrawn credit commitments (Note 27)	98	—
Other payables	934	794

Total trade and other payables	27,295	29,528

19.	Customer accounts and amounts due to banks

As of December 31, 2020 and 2019, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2019	As of December 31, 2020
Individuals’ current/demand accounts	11,553	1,539
Legal entities’ current/demand accounts	4,599	6,995
Term deposits	3,251	1,156
Due to banks	2,560	2,647

Total customer accounts and amounts due to banks	21,963	12,337

Including long-term deposits	444	36

Customer accounts and amounts due to banks bear interest of up to 4% (2019—6%).

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

The following table illustrates summarized financial information of the Group’s investment in JSC Tochka associate:

	As of December 31, 2019	As of December 31, 2020
Associates’ statement of financial position:
Non-current assets	1,199	1,437
Current assets	2,019	3,729
including cash and cash equivalents	995	2,631
Non-current financial liabilities	(337)	(263)
Current liabilities	(397)	(1,270)
including financial liabilities	(314)	(959)
Net assets	2,484	3,633

Carrying amount of investment in associates (45%) of net assets	1,118	1,635

Associate’ revenue and net income for the years ended December 31 was as follows:

	2018	2019	2020
Revenue	4	5,534	7,697
Cost of revenues	(3)	(289)	(453)
Other income and expenses, net	(85)	(4,565)	(5,752)
including personnel expenses	(1)	(2,147)	(2,965)
including depreciation and amortization	(1)	(129)	(297)

Total net profit/(loss)	(84)	680	1,492

Group’s share (45%) of total net profit/(loss)	(38)	306	672

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

21.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to nine years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the year ended December 31, 2020 recognized under such contracts is 60 (for the year ended December 31, 2019 – 198). Future minimum lease rentals under non-cancellable lease commitments for office premises for a term less than one year as of December 31, 2020 are 21 (December 31, 2019 – 32).

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. The change in the balances of Right-of-use assets and Lease liabilities the year ended December 31, 2020 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2020	1,352	1,357
Additions	263	263
Derecognition	(200)	(204)
Depreciation	(328)	—
Interest expense	—	116
Payments	—	(416)

As of December 31, 2020	1,087	1,116

Including short-term portion		354

The change in the balances of Right-of-use assets and Lease liabilities the year ended December 31, 2019 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2019	936	1,068
Additions	891	851
Derecognition	(171)	(175)
Depreciation	(304)	—
Interest expense	—	95
Payments	—	(482)

As of December 31, 2019	1,352	1,357

Including short-term portion		340

For the amount of rent expense recognized from short-term leases and variable lease payments for year ended December 31, 2020, December 31, 2019 and December 31, 2018 see Note 24.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

22.	Revenue

Other revenue for the years ended December 31 was as follows:

	2018	2019	2020
Cash and settlement service fees	2,980	932	512
Platform and marketing services related fees	98	157	794
Fees for guarantees issued	25	121	440
Other revenue	122	228	208

Total other revenue	3,225	1,438	1,954

For the purposes of consolidated cash flow statement, “Interest income, net” includes both continued and discontinued operations and consists of the following:

	2018	2019	2020
Interest revenue calculated using the effective interest rate	(1,255)	(1,961)	(2,390)
Interest expense classified as part of cost of revenue	26	47	288
Interest income and expenses from non-banking loans, net, classified separately in the consolidated statement of comprehensive income	(17)	18	68
Interest income and expenses related to discontinued operations	(536)	(1,005)	(659)

Interest income, net, for the purposes of consolidated cash flow statement	(1,782)	(2,901)	(2,693)

23.	Cost of revenue

Cost of revenue for the years ended December 31 was as follows:

	2018	2019	2020
Transaction costs	9,324	12,633	14,777
Cost of cash and settlement service fees	105	164	171
Interest expense	26	47	288
Other expenses	877	1,231	1,258

Total cost of revenue	10,332	14,075	16,494

24.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2018	2019	2020
Advertising, client acquisition and related expenses	1,176	562	301
Tax expenses, except income and payroll related taxes	427	367	316
Advisory and audit services	478	537	611
Rent of premises	461	102	113
Expenses related to Tochka platform services	—	538	382
IT related services	300	325	346
Offering expenses	—	79	71
Other expenses	991	932	593

Total selling, general and administrative expenses	3,833	3,442	2,733

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

25.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2018	2019	2020
Proposed, declared and approved during the year:
2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for 2020: U.S.$ 50,489,929 or U.S.$ 0.81 per share 2019: Interim dividend for 2019: U.S.$ 51,969,316 or U.S.$ 0.84 per share 2018: nil	—	3,366	4,797
Paid during the period*:
2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for 2020: U.S.$ 50,489,929 or U.S.$ 0.81 per share 2019: Interim dividend for 2019: U.S.$ 51,969,316 or U.S.$ 0.84 per share 2018: nil	—	3,392	4,804
Proposed for approval (not recognized as a liability as of December 31):
2020: Final dividend for 2020: U.S.$ 19,337,438 or U.S.$ 0.31 per share 2019: Final dividend for 2019: U.S.$ 13,660,424 or U.S.$ 0.22 per share 2018: nil	—	1,011	1,411
Dividends payable as of December 31	—	—	—

*	The difference between paid and declared dividends represents foreign exchange movement

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income.

The Company is exempt from the special contribution to the Defence Fund on dividends received from abroad.

In 2020 the Company obtained a written confirmation from the Cyprus tax authorities in the form of a tax ruling in which the Cyprus tax authorities accept in writing not to impose any deemed dividend distribution liability since the Company is a public entity and it is impossible to identify the final minor shareholders.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their taxable income.

Withholding tax at the rate of 15% is applied to any dividends paid by the entities incorporated in Russia to the entities incorporated outside of Russia. Such withholding tax rate may be reduced to 5% or 10% under the available Double Tax Treaty (including Cyprus) if certain conditions stipulated thereto are met. Although the Group commonly seeks to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that the Company would be able to obtain a relief of the reduced withholding income tax rate under the available treaty in practice.

The new Protocol of September 8, 2020 effective from January 1, 2021 increased WHT rates to 15% in respect of interest and dividend income paid to Cyprus (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The Company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income.

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2020 and 2019, relate to the following:

	Consolidated statement of financial position as of December 31		Consolidated statement of comprehensive income for the year ended
	2019	2020	2019	2020
Intangible assets	(638)	(606)	90	32
Trade and other payables	272	238	91	(34)
Trade and other receivables	58	25	27	(33)
Loans issued	56	10	(13)	(46)
Lease obligations	287	222	287	(65)
Property and equipment	(261)	(189)	(238)	72
Taxes on unremitted earnings	(480)	(680)	(202)	(200)
Other	174	28	86	(146)

Net deferred income tax asset/ (liability)	(532)	(952)	128	(420)

including:
Deferred tax asset	217	209
Deferred tax liability	(749)	(1,161)

Deferred tax assets and liabilities are not offset because they do not relate to income taxes levied by the same tax authority on the same taxable entity.

Reconciliation of deferred income tax asset/(liability), net:

	2018	2019	2020
Deferred income tax asset/(liability), net as of January 1	(581)	(586)	(532)

Impact of adopting new accounting policies	49	—	—
Effect of acquisitions of subsidiaries	3	(74)	—
Deferred tax benefit/(expense)	(57)	128	(420)

Deferred income tax asset/(liability), net as of December 31	(586)	(532)	(952)

As of December 31, 2020 the Group does not intend to distribute a portion of its accumulated unremitted earnings in the amount of 8,075 (2019 – 4,367). The amount of tax that the Group would pay to distribute them would be 403 (2019 – 218). Unremitted earnings include all earning that were recognized by the Group’s subsidiaries and that are expected to be distributed to the holding company.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax (continued)

The major components of income tax expense, including tax expense from discontinued operations, for the years ended 31 December 2020, 2019 and 2018 are:

	2018	2019	2020
Total tax expense
Current income tax expense	(818)	(1,620)	(2,498)
Deferred tax benefit/(expense)	(57)	128	(420)

Income tax expense for the year	(875)	(1,492)	(2,918)

Theoretical and actual income tax expense is reconciled as follows:

	2018	2019	2020
Profit before tax from continuing operations	8,932	11,954	14,365
Loss before tax from a discontinued operations	(4,431)	(5,575)	(2,509)

Accounting profit before tax	4,501	6,379	11,856

Theoretical income tax expense at the domestic rate in each individual jurisdiction	(479)	(824)	(2,043)
(Increase)/decrease resulting from the tax effect of:
Non-taxable income	70	23	216
Non-deductible expenses	(388)	(387)	(675)
Income tax associated with earnings of foreign subsidiaries	(70)	(202)	(333)
Unrecognized deferred tax assets	(8)	(102)	(83)

Total income tax expense	(875)	(1,492)	(2,918)

Income tax attributable to a continuing operations	(1,751)	(2,513)	(3,119)
Income tax attributable to a discontinued operations	876	1,021	201

During the year ended December 31, 2020 the Group did not recognize deferred tax assets related to the tax loss carry forward in the amount of 83 (2019 – 102, 2018—8) because the Group did not believe that the realization of the related deferred tax assets is probable.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks

Operating environment

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Eastern Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. More recently, the ongoing COVID-19 pandemic and related lockdown measures have also contributed to the deterioration of the Russian economy. Consumer spending generally remained cautious even prior to the COVID-19 pandemic, which upended the modest recovery of the Russian economy in the few preceding years. The outbreak of the COVID-19 strain of coronavirus and associated responses from various countries around the world, which began in early 2020 and continue to unfold to date, have negatively affected consumer demand across the globe and across industries. As a result, the Russian ruble has significantly and abruptly depreciated against the U.S. dollar and euro, and such volatile exchange rate environment continues to prevail even though the oil prices have rebound somewhat. The full scope of the negative impact of the ongoing COVID-19 pandemic and the lockdown measures adopted in response may have on the Russian economy remains unclear but is likely to be very significant. A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on the Group’s business. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth in certain payment categories. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments. While the Group has since largely outgrown that model, kiosks and terminals network remains a significant part of the Group’s infrastructure as a reload and client acquisition channel for Qiwi Wallet. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and QIWI kiosks and terminals network is decreasing as the market evolves towards a higher share of digital payments. In 2020, the Group’s physical distribution network also was and to a certain extent continues to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and development of alternative payment channels. All of these factors could have a material adverse effect on the Group’s business, financial condition and results of operations.

Moreover, the financial services industry in which the Group operates with its payment services and other financial services that QIWI provides is highly competitive, and its ability to compete effectively is therefore of paramount importance. In recent years, the Group has started expanding its product portfolio beyond our traditional payment services business to include other types of financial services, such as digital banking services for small and medium enterprises (“SME”) and factoring and digital bank guarantees products. In connection with each of these projects, QIWI faces intense competition from a multitude of commercial and retail banks. Such banking institutions often have more established businesses in the various services similar to those offered by the Group. Any increase in competition by other market participants, or any shift of customer preferences in their favor due to any real or perceived advantages of their products, could result in

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

a loss of consumers and harm to QIWI’s payment volume, revenue and margins. As major commercial and retail banks increase their online and virtual presence and come up with increasingly sophisticated products directly competing with the Group’s core competencies, its competitive position could be severely undermined, resulting in reduced demand for its products, both with respect to its payment services business and the other financial services projects that QIWI is pursuing. If the Group is unable to compete successfully for consumers, agents, merchants or other partners, its business, financial condition and results of operations could be materially adversely affected.

Regulatory environment

The QIWI’s business is impacted by laws and regulations that affect its industry, the number of which has increased significantly in recent years. The Group is subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws and therefore experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on the Group.

In recent years, for example, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Qiwi Bank has been the subject of CBR investigations in the past that have uncovered various violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements and other issues which management believes QIWI has generally rectified. In the second half of 2020, the CBR, acting in its supervisory capacity, performed another routine scheduled audit of Qiwi Bank. In the course of this audit the CBR has identified certain violations and deficiencies with respect to compliance with applicable banking legislation and regulations and reporting requirements to the CBR. The monetary fine imposed on Qiwi Bank as a result of these findings was 11. In addition, the CBR introduced certain restrictions with respect to Qiwi Bank’s operations, including, effective from December 7, 2020, the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. Management is currently working closely with the CBR to remediate the identified deficiencies and violations and eliminate or narrow down the restrictions that have been imposed. As a result of such cooperation, the CBR permitted QIWI to resume processing payments to certain key foreign merchants and lifted some of the other restrictions imposed in December 2020. However, there can be no assurance that there will be any further easing of the restrictions that were originally imposed, or that they will not ultimately become permanent, including through the adoption of new laws or regulations. The restrictions introduced by the CBR are expected to have a substantial negative effect on the Group’s business, financial condition and results of operations. While management is taking measures to minimize the effect of the restrictions on QIWI business, no assurance can be given that we will be successful in doing so. Additionally, this abrupt termination of services of a large number of merchants may have reputational risks for the Group going forward.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Regulatory environment (continued)

There can be no assurance that new sanctions will not be imposed on QIWI as a result of such or any past or future findings and that the Group will not come under greater CBR scrutiny in connection with any perceived deficiencies in its conduct, or that any currently planned or future inspections will not result in discovery of any significant or minor additional violations of various banking regulations, and of what sanctions the CBR may impose on QIWI in connection with such deficiencies or violations. Any such sanctions could have a material adverse effect on its business, financial condition and results of operations.

As part of its business operations, the Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a significant portion of the Group’s revenues. Processing such payments generally carries higher margins than processing payments to merchants in most other categories. Moreover, the repayment of winnings by such merchants to customers also serves as an important and economically beneficial Qiwi Wallet reload channel and new customer acquisition tool. The Group’s operating results will continue to depend on merchants in the betting industry and their use of the Group’s services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. In 2016 QIWI Bank established a TSUPIS together with one of the self-regulated associations of bookmakers in order to be able to accept such payments, and we thereby became one of the two payment services providers that are able to accept electronic bets on behalf of sports betting companies in Russia.

In December 2020, a new law was adopted, abolishing the mandatory participation of bookmakers in self-regulated organizations, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Center. This role is required to be assigned to a credit institution specifically authorized by the President of Russia based on a proposal made by the Government. By the end of September 2021, such newly-appointed Unified Interactive Bets Accounting Center will replace the existing TSUPIS. If the Group is not able to secure an active role in this new industry landscape, it may experience a decrease in or complete loss of payment volumes and income associated directly or indirectly with the TSUPIS established by Qiwi Bank. This or any further significant change in betting legislation may negatively affect the payment volume, revenue and margins of QIWI Payment Services business, as well as overall usage of Qiwi Wallet.

Further, under the Russian betting legislation, the betting merchants that we serve may become “blacklisted” by the government if they have been found to be in violation of applicable Russian laws, in which case the Group has to discontinue servicing them. The Group has already experienced a number of instances where certain providers have been blacklisted and we observe that this trend is gaining momentum and further blacklistings are likely. Furthermore, in March 2021, a draft bill was submitted to the Russian legislature that would prohibit Russian credit institutions from contracting with any betting merchants, including foreign ones, that are not on a list of specifically approved betting merchants maintained by the regulator, or with foreign banks, foreign payment institutions and other payment facilitators processing or facilitating in any way payments of the “blacklisted” betting merchants. If this proposal becomes law, it will usher in a significant change of the regulatory regime, effectively replacing the prohibition on working with blacklisted merchants with a permission to work with “whitelisted” merchants exclusively. Both further blacklistings and any regulatory developments that impose additional restrictions on the betting industry may result in the contraction of the betting sector or QIWI’s share in this market and therefore adversely affect its financial condition and results of operations.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Regulatory environment (continued)

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

Know-your-client requirements in Russia

The Group’s business is currently subject to know-your-client (KYC) requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. There can be no assurance that the Group will always be able to collect all necessary data to perform the identification procedure in full or that the data the users provide us for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. Due to the lack of clarity and gaps existing under the current customer identification legislation, management has to employ a risk-based approach to customer KYC and sometimes make judgment calls in applying anti-money laundering legislation, with the resulting risk of being found in non-compliance with it. Thus, current situation could cause the Group to be in violation of the identification requirements. In case management is forced to change its approaches to identification procedure or in case the identification requirements are further tightened, it could negatively affect the number of our consumers and, consequently, volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If the Group is found to be in non-compliance with any of its requirements, it could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Risk of cybersecurity breach

The Group stores and/or transmits sensitive data, such as credit or debit card numbers, mobile phone numbers and other identification data, and the Company has ultimate liability to its customers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. Any breach of the system, including through employee fraud, may subject the Company to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. These risks are exacerbated by the COVID-19 pandemic and related lockdowns, since unauthorized access to data may potentially be easier when a large percentage of employees works from home. Moreover, even in the absence of an emergency event such as a cyberbreach, the Group may at times be found to be not in compliance with applicable personal data processing and transfer legislation, which is actively developing and becoming increasingly complex throughout the world, including in Russia. A misuse of such sensitive data or a cybersecurity breach could harm the Group’s reputation and deter clients from using electronic payments as well as kiosks and terminals generally and any of the Group’s services specifically, increase operating expenses in order to correct the breaches or failures, expose the Group to uninsured liability, increase risk of regulatory scrutiny, subject the Group to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect the Group’s business, financial condition and results of operations.

Taxation in Cyprus

As of today, there are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws with respect to any other related party transactions. However, Cyprus is in the late stages of adopting transfer pricing rules, covering all types of inter-company transactions and require the preparation of a Local and Master File as well as Summary Information Table in line with the OECD Transfer Pricing Guidelines (subject to the relevant thresholds). The Cyprus draft transfer pricing legislation is expected to be enacted within the coming months.

Furthermore, on March 19, 2019 the Cypriot Ministry of Finance circulated, on March 19, 2019, a draft bill (the Bill) to transpose the European Union (EU) Directive 2018/822/EU of May 25, 2018 on the mandatory disclosure and exchange of cross-border tax arrangements (referred to as DAC6 or the Directive) into the Cypriot national legislation. The Bill will amend the existing Cypriot law on Administrative Cooperation in the field of Taxation. The Directive requires intermediaries (including EU-based tax consultants, banks and lawyers) and in some situations, taxpayers, to report certain cross-border arrangements (reportable arrangements) to the relevant EU member state tax authority. Cross-border arrangements will be reportable if they contain certain features (known as hallmarks). The hallmarks cover a broad range of structures and transactions. Determining if there is a reportable cross-border arrangement raises complex technical and procedural issues for taxpayers and intermediaries. The Company would review its policies and strategies for logging and reporting tax arrangements to ensure its compliance with the abovesaid obligations.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Taxation in Cyprus (continued)

On June 24, 2020, the Council of the European Union announced that the EU will give EU Member States the option of more time to comply with certain rules on cross-border information reporting. The deferral is provided as a response to the COVID-19 pandemic.

The rules of the Directive are already effective as from June 25, 2018 and any legally reportable cross-border arrangements starting from the effective date must be disclosed by August 31, 2020 (extended until February 28, 2021). Based on an announcement issued by the Cyprus tax authorities on February 3, 2021, the Directive is expected to be incorporated into the Cyprus legislation soon and the deadline for submission of any information is extended until March 31, 2021 for reportable cross border arrangements that have been made between (a) 25 June 2018 and 30 June 2020, (b) between January 1, 2021 and January 31, 2021 and (c) between January 1, 2021 and February 28, 2021.

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

Taxation in the Russian Federation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. For instance, introduction of the concept of beneficial ownership may result in the inability of the foreign companies within the Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia. Recent court cases demonstrate that the Russian tax authorities actively challenge application of double tax treaty benefits retroactively (i.e. prior to concept of beneficial ownership was introduced in the Russian Tax Code) on the grounds that double tax treaties already include beneficial ownership requirement to allow application of reduced tax rates or exemptions. In these cases, the Russian tax authorities obtained relevant information by means of information exchange with the foreign tax authorities.

Withholding tax at the rate of 15% is applied to any dividends paid by the entities incorporated in Russia to the entities incorporated outside of Russia. The Group commonly seeks to claim treaty protection, as such withholding tax rate (hereinafter “WHT)” may be reduced to 5% under the available Double Tax Treaty (including Cyprus) if certain conditions stipulated thereto are met.

The new Protocol of September 8, 2020 has come into effect from January 2021 increased WHT rates in respect of interest and dividend income to 15% (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The reduced 5% tax rate in respect of dividend and interest income is envisaged for certain categories of income recipients, including public companies whose shares are listed on a registered stock exchange provided that at least 15% of the voting shares of that company are in free float and which holds directly at least 15% of the capital of the company paying the dividends throughout a 365 day period that includes the day of payment of the dividends.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Taxation in the Russian Federation (continued)

The Company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income. However, there is no assurance that the Russian Ministry of Finance will not revise its position in the future or that the Russian tax authorities will not challenge the Company’s position in this respect. It is rather unlikely that the reduced WHT rate under the Russia-Cyprus Double Tax Treaty will be applied to interest income.Starting from January 1, 2017, the Russian Tax Code requires the tax agent to obtain confirmation from the non-resident holder-legal entity that it is the beneficial owner of the relevant income. Russian tax law provides neither the form of such confirmation nor the precise list of documents which can demonstrate the beneficial owner status of the recipient with respect to the received income. Due to the introduction of these changes, there can be no assurance that treaty relief at source will be available in practice. According to the recent clarifications of the Russian tax authorities, a foreign company may not benefit from a double tax treaty if its activity does not have a real business purpose, if such company does not bear any risks that are normal for business activity, such company does not benefit from the use of such income and its employees actually do not control/ manage such company. If activities of the company are limited to investments and/or financing of a group of companies, it cannot be considered as an independent business activity and it is not enough to confirm the beneficial owner status of the recipient of income. In addition, it is unclear how the beneficial ownership concept will evolve in the future. As a result, there is a risk that application of the concept of beneficial ownership may result in the inability of the foreign companies within our Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia.

Company intends to use simplified approach for confirmation of the beneficial ownership status that has recently been adopted for public companies with shares and (or) depository receipts comprising more that 25% of their share capital admitted to trade on a qualifying stock exchange if the respective confirmation letter on its beneficial ownership status and documents confirming publicly traded company status are in place. Since this simplified approach is relatively new and untested there is no assurance that the Russian tax authorities will not challenge our beneficial ownership status.

On November 27, 2017 the Federal Law No. 340-FZ introducing country-by-country reporting (“CbCR”) requirements was published. In accordance with the CbCR requirements, if the Group reaches the reporting threshold in Russia (over RUB 50 billion), or alternatively in any other jurisdiction of presence (e.g. in Cyprus, where the Decree issued by the Cyprus Minister of Finance on December 30, 2016 introduced a mandatory CbCR for multinational enterprise groups generating consolidated annual turnover exceeding EUR 750 million) the Group may be liable to submit relevant CbCR.

In addition, on November 24, 2016, the OECD published the multilateral instrument (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof, e.g. by means of introduction of the “business purpose” test. To date the MLI has been ratified by Russia with respect to more than 71 double tax treaties signed by Russia with potential effective date of January 1, 2021. Starting from 2021, MLI has come into effect in respect of withholding taxes covered by tax treaties concluded by the Russian Federation with 34 countries (including tax treaty with Cyprus). Application of MLI could potentially limit tax benefits granted by double tax treaties of Russian Federation and Cyprus.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Taxation in the Russian Federation (continued)

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions. It is therefore possible that the Group entities established in Russia may become subject to transfer pricing tax audits by tax authorities in the foreseeable future.

There can be no assurance that the Russian Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the Russian tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

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

On July 19, 2017, new anti-avoidance provisions were introduced into the Russian Tax Code and the Article 54.1 of the Russian Tax Code was adopted, which replaced the previously existing concept of “unjustified tax benefit”. These anti-avoidance provisions provide forestablish two specific criteria that should be met simultaneously to entitle a taxpayer to reduce the tax base or the amount of tax: (i) the main purpose of the transaction (operation) is not a non-payment (incomplete payment) and (or) offset (refund) of the amount of tax; and (ii) the obligation under the transaction (operation) is executed by a person who is a party to a contract entered into with the taxpayer and / or a person to whom the obligation to execute a transaction (operation) was transferred under a contract or law. The Russian Tax Code specifically indicates that signing of primary documents by an unidentified or unauthorized person, violation by the counterparty of tax legislation, the possibility to obtain the same result by a taxpayer by entering into other transactions not prohibited by law cannot be considered in itself as a basis for recognizing the reduction of the tax base or the amount of tax unlawful. However, application of these criteria is still under consideration of the tax authorities, therefore, no assurance can be given that positions of taxpayers will not be challenged by the Russian tax authorities

The Russian Ministry of Finance issued clarifications that the concepts expressed in Resolution No. 53 and evolved in the relevant court practice should not be applied by the enactment of new anti-avoidance rules. However, it cannot be excluded that this new concept could be applied by the tax authorities in a broader sense. There were some recent publications in mass media with reference to the Head of Federal Tax Service of the Russian Federation stating that more than 85% of tax disputes based on Article 54.1 of the Russian Tax Code are ruled out in favor of the tax authorities. In view of this trend and taking into the account the uncertainties with application of anti-avoidance concept, this couldpossibly expose the Group to significant fines and penalties and to enforcement measures, despite the best efforts at compliance, and could result in a greater than expected tax burden.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Taxation in the Russian Federation (continued)

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

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, it is possible that a taxation authority will accept an uncertain tax treatment and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 2.4 billion that was assessed by the Group as of December 31, 2020 (RUB 3 billion as of December 31, 2019).

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

Following the disclosure of the restrictions imposed by the CBR on us in December 2020 the Group and certain of its current and former executive officers have been named as defendants in two lawsuits in the United States District Court for the Eastern District of New York that were filed in December 2020 and January 2021 and have been coordinated before the same judge. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed when the CBR audit results and restrictions were disclosed in December 2020, which the plaintiffs perceive as a violation of Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and seek damages and other relief based upon such allegations. Management believes that these lawsuits are without merit and intend to defend against them vigorously, and expects to incur certain costs associated with defending against these actions. At this early stage of the litigations, the ultimate outcomes are uncertain and management cannot reasonably predict the timing or outcomes, or estimate the amount of loss, if any, or their effect, if any, on the Group’s financial statements. Any negative outcome could result in payments of substantial monetary damages and accordingly Group’s business could be seriously harmed.

Pledge of assets

As of December 31, 2020, the Group pledged debt securities (government bonds) with the carrying amount of 4,339 (December 31, 2019 – 3,628) as collateral for bank guarantees issued on Group’s behalf to its major partners and for credit facilities received.

Guarantees issued

The Group issues financial and performance guarantees to non-related parties for the term up to five years at market rate. The amount of guarantees issued as of December 31, 2020 is 22,036 (as of December 31, 2019 – 8,545).

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

27. Commitments, contingencies and operating risks (continued)

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of credit limits of instalment card loans of both activated and not activated customers. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards. Since the sale of Sovest’ loans portfolio in mid 2020 the Group has no any significant outstanding credit limits and related commitments as of December 31, 2020 (RUB 26.8 billion as of December 31, 2019).

An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the years ended December 31 was the following:

	2018	2019	2020
ECL allowance as of January 1,	(111)	(84)	(98)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	27	(14)	22
Amounts written off	—	—	76

ECL allowance as of December 31,	(84)	(98)	—

28.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the years ended December 31, 2020 and 2019, as well as balances with related parties as of December 31, 2020 and December 31, 2019:

	For the year ended December 31, 2020		As of December 31, 2020
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	3	(525)	170	(116)
Key management personnel	—	(422)	—	(142)
Other related parties	9	(21)	8	(9)

	For the year ended December 31, 2019		As of December 31, 2019
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	121	(568)	—	(74)
Key management personnel	1	(288)	—	(83)
Other related parties	4	(27)	5	(1)

Benefits of key management and Board of Directors generally comprise of short-term benefits amounted to 434 during the year ended December 31, 2020 (253—for the year 2019, 120 - for the year 2018) and share-based payments amounted to 12 loss during the year ended December 31, 2020 (34—for the year 2019, 36—for the year 2018).

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

	change in US Dollar	Effect on profit before tax Gain/(loss)
2020	+10%	192
	-10%	(192)
2019	+13%	147
	-11%	(124)

	change in Euro	Effect on profit before tax Gain/(loss)
2020	+10%	(2)
	-10%	2
2019	+13%	192
	-11%	(162)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group seeks to maintain a stable funding base primarily consisting of agents’ deposits, current accounts and due to banks, retail deposits from customers and debt. The Deposits received from agents are due on demand, but are usually offset against future payments processed through agents. The Group expects that agents’ deposits will continue to be offset against future payments and not be called by the agents. Customer accounts and amounts due to banks, trade and other payables are due on demand. The Group has sufficient cash balances and keeps it in diversified portfolios of liquid instruments such as government bonds, correspondent account with CBR and overnight placements in high-rated commercial banks, in order to be able to respond timely and steady to unforeseen liquidity requirements.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management (continued)

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

According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than certain portion of its risk-adjusted assets. As of December 31, 2020, QIWI Bank JSC’s capital ratio is above the minimal level required of 8%. The Group monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the years ended December 31, 2020 and 2019 QIWI Bank JSC met the capital adequacy requirements.

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

		Due:
	Total	On demand	Within a year	More than a year
Debt (Note 17)	6,640	1,549	91	5,000
Lease liabilities (Note 21)	1,116	—	354	762
Trade and other payables (Note 18)	29,528	29,528	—	—
Customer accounts and amounts due to banks (Note 19)	12,337	11,181	1,120	36

Total as of December 31, 2020	49,621	42,258	1,565	5,798

		Due:
	Total	On demand	Within a year	More than a year
Debt (Note 17)	1,545	—	—	1,545
Lease liabilities (Note 21)	1,357	—	340	1,017
Trade and other payables (Note 18)	27,295	27,295	—	—
Customer accounts and amounts due to banks (Note 19)	21,963	18,712	2,807	444

Total as of December 31, 2019	52,160	46,007	3,147	3,006

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management (continued)

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

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2020	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.13%	1%	69%	92%
Exposure at default	6,092	1,035	230	118	7,475
Expected credit loss	(8)	(7)	(159)	(109)	(283)

December 31, 2019	Days past due
	Current and <30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.10%	1%	57%	94%
Exposure at default	5,143	490	362	76	6,071
Expected credit loss	(6)	(3)	(208)	(71)	(288)

The Group evaluates the concentration of risk with respect to trade and other receivables on a regular basis. The customers are located in several jurisdictions and industries and operate in largely independent markets. The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
Concentration of credit risks by main counterparties, % from total amount	As of December 31, 2019	As of December 31, 2020
Top 5 counterparties	43%	54%
Others	57%	46%

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management (continued)

As part of the credit risk assessment of the factoring transactions, the Group evaluates the credit risk of an individual client as well as of the debtor. Management believes that debtor risk assessment is an important source of additional security and credit quality guarantee. Procedures and responsibilities for assessing and managing credits risks of clients and debtors are clearly stipulated in the Group internal risk policy. To assess clients’ accounts receivables as a form of collateral, management analyzes each debtor individually and collectively at the portfolio level (risk concentration, turnover ratios and other parameters). We also make allowances for the dual structure of collateral for the assets placed under factoring operations. According to such structure, the debtor whose receivables are assigned to the Group must fulfill its obligations and in case the debtor fails to fulfill its contractual liabilities, the liabilities are transferred to the client under recourse. Compared with traditional lending, therefore, the assets are better collateralized and the credit risk is lower.

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

The fair value of the Group’s financial instruments as of December 31, 2020 and 2019 is presented by type of the financial instrument in the table below:

		As of December 31, 2019		As of December 31, 2020
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt securities and deposits	AC	3,825	3,913	6,383	6,476
Debt securities and deposits	FVOCI	1,294	1,294	—	—
Long-term loans	AC	249	249	196	196
Long-term loans	FVPL	16	16	18	18

Total financial assets		5,384	5,472	6,597	6,690

Financial liabilities
Bonds issued	AC	—	—	5,014	5,134

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVOCI – accounted at fair value through other comprehensive income;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt securities of the Group mostly consist of RUB nominated government and high-quality corporate bonds with interest rate 7.0%—7.6% and maturity up to January 2023. Some of debt securities are pledged (Note 27).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to six years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 7-35%.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2020	18	—	—	18
Assets for which fair values are disclosed
Debt securities and deposits	December 31, 2020	6,476	6,476	—	—
Long-term loans	December 31, 2020	196	—	—	196
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2020	5,134	5,134	—	—
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2019	16	—	—	16
Assets accounted at fair value through other comprehensive income
Debt securities and deposits	December 31, 2019	1,294	1,294	—	—
Assets for which fair values are disclosed
Debt securities and deposits	December 31, 2019	3,913	3,913	—	—
Long-term loans	December 31, 2019	249	—	—	249

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the year ended December 31, 2020 and 2019.

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

With regard to the level 3 assessment of fair value, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for financial assets accounted at fair value.

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

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Share-based payments

31.1. Option plans

As of December 31, 2020, the Group has the following outstanding option plans:

	2015 Restricted Stock Unit Plan (RSU Plan)	2019 Employee Stock Option Plan (2019 ESOP)
Adoption date	July, 2015	June, 2019
Type of shares	class B shares	class B shares
Number of options or RSUs reserved	Up to 2,100,000 shares	Up to 3,100,000 shares
Exercise price	Granted during:	Granted during:
	Year 2016: n/a	Year 2019: U.S. $ 16.75
	Year 2017: n/a	Year 2020: U.S. $ 13.70-17.19
Year 2018: n/a
Year 2019: n/a
Exercise basis	Shares	Shares
Expiration date	December 2022	December 2026
Vesting period	Three vesting during up to 2 years	Two vesting during up to 4 years
Other major terms

•  The units are not transferrable

•  All other terms of the units under 2015 RSU Plan are to be determined by the Company’s BOD or the CEO, if so resolved by the BOD, acting as administrator of the Plan

•  The units are not transferrable

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

31.2. Changes in outstanding options

The following table illustrates the movements in share options during the year ended December 31, 2020:

	As of December 31, 2019	Granted during the period	Forfeited and expired during the period	Exercised during the period	As of December 31, 2020
2012 ESOP	1,153,775	—	(1,018,742)	(135,033)	—
2015 RSU Plan	365,723	—	(38,696)	(254,357)	72,670
2019 ESOP	930,000	700,000	—	—	1,630,000

Total	2,449,498	700,000	(1,057,438)	(389,390)	1,702,670

As of December 31, 2020 the Company has 1,630,000 options outstanding, all of which are unvested, and 72,670 RSUs outstanding, of which 32,570 are vested and 40,100 are unvested.

The weighted average price for share options exercised under ESOP during the year was U.S. $13.65 and exercised under RSU plan was nil.

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Share based payments (continued)

31.3. Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility, %	Risk-free interest rate, %	Expec- ted term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,128,521	0-5.03%	28%-49.85%	0.29%-3.85%	2-4	28.10	7.14	Black- Scholes- Merton
2015 RSU Plan	2,035,808	0-5.70%	40.65%-64.02%	2.89%-4.34%	0-2	15.26	14.56	Binominal
2019 ESOP	1,980,000	2.73%-8.76%	41.12%-65,47%	0.24%-1.94%	0-4	18.45	5.57	Black- Scholes- Merton

The forfeiture rate used in valuation models granted during the year is from nil to 12%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

31.4. Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the year ended December 31, 2020 was 43 (2019 – 464, 2018 – 635).

32. Events after the reporting date

Dividends distribution

On March 17, 2021 the Board of Directors of the Company approved dividends of U.S.$ 19,337,438 (equivalent of 1,411).

The accompanying notes form an integral part of these consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By: /s/ Boris Kim

Name: Boris Kim

Title: Chief Executive Officer

Date: April 15, 2021