Form 20-F
period 2021-12-31
QIWI
filed 2022-04-29
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

*Not registered for trading, but exist only in connection with the registration of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2021, 10,413,522 Class A ordinary shares, par value EUR 0.0005 per share and 52,299,453 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes   ☐     No   ☐

F-1

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	the impact of the ongoing geopolitical tensions and conflicts on the macroeconomic environment in the Russian Federation;
●	the impact of the COVID-19 pandemic and related public health measures on our business, merchants, customers, and employees;
●	our ability to maintain and grow our payment volumes;
●	our ability to maintain and grow the size of our physical and virtual distribution network;
●	our ability to maintain and increase our market share in our key payment market verticals and segments;
●	our ability to successfully introduce new products and services;
●	our ability to successfully execute our business strategy, including in respect of ROWI (formerly known as Factoring PLUS, rebranded in 2021) and Flocktory, and our ability to recoup our investments made in such businesses or other projects that we develop from time to time;
●	our ability to maintain our relationships with our merchants, agents and partners;
●	the expected growth of QIWI Wallet and alternative methods of payment;
●	our ability to continue to develop new and attractive products and services;
●	our future business development, results of operations and financial condition;
●	our ability to continue to develop new technologies and upgrade our existing technologies;
●	competition in our industry;
●	the impact of the restrictions imposed on us by the CBR in December 7, 2020, in particular with respect to payments to foreign merchants;
●	developments in the betting industry in the Russian Federation and its regulation;
●	any litigation we are involved in;
●	projected revenue, profits, earnings and other estimated financial information; and
●	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

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

PART I

ITEM 1.Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2.Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.Key Information.

A.[RESERVED]

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

The following tables also contain translations of ruble amounts into U.S. dollars for amounts presented as of December 31, 2021 and for the year ended December 31, 2021. These translations are solely for convenience of the reader and were calculated at the rate of RUB 74.2926 per U.S. $1.00, which is equal to the official exchange rate quoted by the Central Bank of the Russian Federation, or CBR, on December 31, 2021.

	Year ended December 31,
	2017 (1)	2018 (1)	2019 (1)	2020 (1)	2021
	RUB	RUB	RUB	RUB	RUB	U.S.$

	(in millions, except per share data)
Consolidated Statement of Comprehensive Income Data:
Revenue:	20,757	29,593	35,941	40,622	41,135	553.7
Payment processing fees	17,265	23,694	30,736	34,326	33,397	449.5
Interest revenue calculated using the effective interest rate	917	1,255	1,961	2,390	3,453	46.5
Fees from inactive accounts and unclaimed payments	1,310	1,419	1,806	1,952	1,771	23.8
Other revenue	1,265	3,225	1,438	1,954	2,514	33.8
Operating costs and expenses:	(13,720)	(20,714)	(23,964)	(26,558)	(29,130)	(392.1)
Cost of revenue (exclusive of depreciation and amortization)	(7,604)	(10,332)	(14,075)	(16,494)	(18,022)	(242.6)
Selling, general and administrative expenses	(1,805)	(3,833)	(3,442)	(2,733)	(3,228)	(43.4)
Personnel expenses (2)	(3,448)	(5,758)	(5,192)	(6,108)	(6,390)	(86.0)
Depreciation and amortization	(761)	(772)	(1,066)	(1,101)	(1,130)	(15.2)
Credit loss (expense)/income (3)	2	4	12	(90)	(336)	(4.5)
Impairment of non-current assets	(104)	(23)	(201)	(32)	(24)	(0.3)
Profit from operations	7,037	8,879	11,977	14,064	12,005	161.6
Gain on disposal of an associate	—	—	—	—	8,177	110.1
Share of gain/(loss) of an associate and joint ventures	—	(46)	258	663	306	4.1
Other income and expenses, net	(41)	(181)	(91)	(95)	65	0.9
Foreign exchange gain/(loss), net (4)	(116)	263	(172)	(199)	(29)	(0.4)
Interest income and expenses, net	6	17	(18)	(68)	92	(1.2)
Profit before tax from continuing operations	6,886	8,932	11,954	14,365	20,616	277.5
Income tax expense	(1,243)	(1,751)	(2,513)	(3,119)	(3,080)	(41.5)
Net profit from continuing operations	5,643	7,181	9,441	11,246	17,536	236.0
Discontinued operations
Loss after tax from discontinued operations	(2,501)	(3,555)	(4,554)	(2,308)	—	—
Net profit	3,142	3,626	4,887	8,938	17,536	236.0
Attributable to:
Equity holders of the parent	3,114	3,584	4,832	8,842	17,399	234.2
Non-controlling interests	28	42	55	96	137	1.8
Weighted average number of shares
Basic	61	61	62	62	62	62
Diluted	61	62	62	62	62	62
Earnings per share
Basic	51.25	58.56	78.20	142.04	278.68	3.75
Diluted	50.92	58.06	77.60	141.66	278.59	3.75
Earnings per share from continuing operations
Basic	92.42	116.65	151.91	179.11	278.68	3.75
Diluted	91.81	115.66	150.74	178.64	278.59	3.75
Dividends declared per share
RUB	36.22	—	54.00	77.02	82.95
U.S.$	0.62	—	0.84	1.03	1.13

(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.
(2)	Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses. Starting December 31, 2019, we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the years ended December 31, 2016 through 2018 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes. See Item 5 Operating and Financial Review and Prospects. Operating Costs and Expenses for details.
(3)	Credit loss expense for the years ended December 31, 2016 and 2017 was separated from selling, general and administrative expenses for comparative purposes as a result of the adoption of IFRS 9.
(4)	Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

	As of December 31,
	2017	2018	2019	2020	2021
	RUB	RUB	RUB	RUB	RUB	U.S.$

	(in millions)
Consolidated Balance Sheet Data:
Cash and cash equivalents	18,406	40,966	42,101	47,382	33,033	444.6
Total current assets	31,094	58,371	62,117	64,944	69,580	936.6
Total assets	45,059	73,023	81,477	83,315	83,925	1,129.7
Total equity	21,157	25,706	27,437	31,772	43,840	590.1
Total debt	—	—	1,545	6,563	4,734	63.7
Total liabilities	23,902	47,317	54,040	51,543	40,085	539.6
Total equity and liabilities	45,059	73,023	81,477	83,315	83,925	1,129.7

	Year ended December 31,
	2017	2018	2019	2020	2021
	RUB	RUB	RUB	RUB	RUB	U.S.$

	(in millions, except as otherwise indicated)
Other Financial and Operating Data:
Total Net Revenue (1)	13,193	19,657	23,176	25,978	23,113	311.1
Payment Services segment net revenue	12,580	16,497	20,965	22,637	21,100	284.0
Adjusted EBITDA (1)	5,185	5,948	9,099	13,837	13,167	177.2
Adjusted Net Profit (1)	4,054	4,137	6,679	10,304	9,594	129.1
Payment Services segment payment volume (in billions) (2)	911	1,138	1,489	1,617	1,735	23.4
Active kiosks and terminals (units) (3)	152,525	143,690	134,280	113,713	93,244	93,244
Active QIWI Wallet accounts (at period end, in millions) (4)	20.1	20.8	22.5	18.1	14.1	14.1
Payment Services segment net revenue yield (5)	1.38%	1.45%	1.41%	1.40%	1.22%	1.22%
Factoring portfolio, bn (6)	—	1.6	3.4	5.7	9.9	0.13
Digital bank guarantees portfolio, bn (6)	—	—	8	20.9	45.6	0.61

(1)	See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.
(2)	Payment Services segment payment volume consists of the amounts paid by our customers to merchants or transferred to other customers less intra-group eliminations in our Payment Services segment.
(3)	We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.
(4)	Number of active QIWI Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.
(5)	Payment Services segment net revenue yield is defined as Payment Services segment net revenue divided by Payment Services payment segment volume.
(6)	Factoring and bank guarantees portfolio (EOP) of our ROWI project issued to legal entities (for the description of the ROWI project see Item 4. В Corporate and Other).
A.	[RESERVED]
B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors

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

Risk Factors Summary

Our business operations are subject to numerous risks and uncertainties, including those outside of our control, that could cause our actual results to be negatively affected. Set forth below is a summary of the principal risks associated with an investment in our ADSs:

Risks Relating to Current Geopolitical Environment

●	The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition;
●	Trading in our ADSs has been halted by Nasdaq and there can be no assurance when or if it will resume, while trading in our ADSs on the Moscow Exchange is subject to certain limitations;
●	A vast majority of major Western businesses, including a number of companies whose products are important to our business, have suspended, wound down or substnatially scaled back activities in Russia;

Risks Relating to Our Business and Our Assets

●	The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources;
●	Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations;
●	We have become subject to lawsuits in connection with the abrupt decrease in our share price caused by our disclosure of the restrictions introduced by the CBR with respect to Qiwi Bank's operations in December 2020;
●	Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up;
●	Our profitability depends on our ability to maintain or increase our payment services average net revenue yield;
●	If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs;
●	We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending;
●	If customer or merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected;
●	A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services;
●	We are subject to extensive government regulation;
●	Events outside of our control, including public health crises, may negatively affect consumer spending and our business;
●	We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures;
●	Our compliance processes, procedures and controls with respect to the rules and regulations that apply to our business may prove insufficient;
●	Our systems and our third-party providers' systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs;
●	Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation;
●	Customer complaints, actual or perceived failures of our customer service function or negative publicity about our customer service could materially adversely affect the attractiveness of our services;

●	Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business;
●	Our business is exposed to counterparty and credit risks;
●	Our bond portfolio could decline in value, which may result in financial losses and have a negative effect on our compliance with banking prudential ratios;
●	We may not be able to successfully protect our intellectual property and may be subject to infringement claims;
●	Starting from 2023, certain Russian companies might be required to use primarily domestic Russia-produced software and hardware;
●	In a dynamic industry like ours, the ability to attract, recruit, retain and develop qualified personnel is critical to our success and growth;
●	Our operations may be constrained if we cannot attract or service future debt financing.

Risks Relating to Corporate Governance Matters and Organizational Structure

●	The substantial share ownership position of the Chairman of our board of directors, Sergey Solonin, may limit your ability to influence corporate matters;
●	Our ADS holders have limited rights in relation to the appointment of our directors, including our independent directors;
●	We cannot guarantee that our shareholders will approve our buyback program or that we will buyback any of our ordinary shares represented by ADSs pursuant to the buyback program, if approved, or that our buyback program will enhance long-term shareholder value;
●	The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under US state laws;
●	Acquisitions of Russian entities are subject to pre-closing approval by multiple government authorities which exercise significant discretion as to whether a consent should be granted or not, and are regulated by a significant body of law which is often ambiguous and open to varying interpretations;
●	As a foreign private issuer whose ADSs are listed on Nasdaq, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements;
●	Our ADS holders may not have the same voting rights as the holders of our class A shares and class B shares and may not receive voting materials in time to be able to exercise their right to vote. Our ADS holders' right to receive certain distributions may be limited in certain respects by the deposit agreement.

Risks Relating to the Russia and Other Markets in Which We Operate

●	Emerging markets such as Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks;
●	Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes;
●	Political and governmental instability could adversely affect the value of investments in Russia;
●	Deterioration of Russia's relations with other countries could negatively affect the Russian economy and those of the nearby regions;
●	Economic instability in Russia could have an adverse effect on our business;
●	The implementation of government policies in Russia targeted at specific individuals or companies could harm our business as well as investments in Russia more generally;
●	The immaturity of legal systems, processes and practices in Russia may adversely affect our business, financial condition and results of operations;
●	Shareholder liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries.

Risks Relating to Taxation

●	Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations;
●	Significant change of substance requirements in certain jurisdictions may adversely impact our business;
●	Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia;
●	Our business in Russia may be deemed to receive unjustified tax benefits;
●	Our Russian subsidiaries are subject to tax audits by Russian tax authorities which may result in additional tax liabilities;

●	Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions;
●	Cyprus transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to intra group financing transactions and/or all related party transactions;
●	We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia;
●	We may be deemed to be a tax resident outside of Cyprus;
●	Our companies established outside of Russia may be exposed to taxation in Russia;
●	Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations;
●	The Russian thin capitalization rules allow for different interpretations, which may affect our business, results of operations and financial condition
●	ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs;
●	Income in the form of material benefit from the acquisition of the ADSs below the fair market value may be subject to Russian personal income tax
●	Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes.

Risks Relating to our ADSs

●	The class B shares underlying the ADSs are not listed and may be illiquid;
●	Our ADSs trade on more than one market and this may result in increased volatility and price variations between such markets;
●	Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline;
●	Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the United States and most of our current directors and executive officers reside outside the United States.

Risks Relating to Current Geopolitical Environment

The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition.

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a devastating effect on Russian relations with the West. In response to the Ukraine crisis, Ukraine, the European Union, the United Kingdom and the United States (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have passed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and whole sectors of the Russian economy, as well as export restrictions and “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of U.S., UK and EU persons in Crimea and Sevastopol as well as the so-called Luhansk People's Republic and the so-called Donetsk People's Republic. While the scope of sanctions has been expanding since 2014, when they were first introduced in response to annexation of Crimea, February, March and April 2022 saw the imposition of extremely severe measures that have hitherto been unprecedented. Introduction of further economic or trade sanctions remains highly likely as the conflict in Ukraine develops.

Several of Russia’s largest banks, including Sberbank, VTB, OtkritieBank (“Otkritie”), and Alfa-Bank, which together account for a vast majority of Russia’s banking sector, as well as a number of lesser banks are now on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons (SDNs), such that their property in the U.S. is blocked and U.S. persons are prohibited from transacting with them, and are also subject to various EU and UK sanctions. On March 2, 2022, a number of major Russian banks were banned from the SWIFT system by the EU.

On February 28, 2022, OFAC prohibited U.S. persons from engaging in transactions with the CBR, effectively immobilizing any assets of the CBR held in the United States or by U.S. persons, wherever located, and preventing the CBR from deploying its international reserves held in the United States. This measure undermined the CBR's ability to act as a lender of last resort and, according to rating agencies, impaired what had been Russia’s standout credit strength, namely its net external liquidity position. The EU also imposed a broad range of sanctions against the CBR, including a ban imposed on March 10, 2022 on transactions related to the management of reserves and assets of the CBR. The UK also imposed sanctions on CBR on March 1, 2022, prohibiting UK individuals/entities from providing financial services for the purpose of foreign exchange reserve and asset management to CBR.

On February 24, 2022, the U.S. Department of Commerce, Bureau of Industry and Security issued a final rule implementing significant new Russia export controls license requirements and licensing policies, meaning that a license is now generally required for the export, reexport or transfer (in country) of nearly all items subject to the Export Administration Regulations to Russia, including electronics, computers, telecommunications and information security. Certain similar export restrictions have been introduced by the EU and the UK as well.

In April 2022, President Biden signed into law an act which suspends normal trade relations between the U.S. and the Russian Federation, and prohibited new investment in the Russian Federation by a United States person, wherever located, and the exportation, reexportation, sale, or supply, directly or indirectly, from the United States, or by a United States person, wherever located, of any category of services as may be determined by the Secretary of the Treasury, in consultation with the Secretary of State, to any person located in the Russian Federation.

These and other numerous sanctions introduced in the wake of the full-blown military conflict in Ukraine, particularly the cut-off of CBR's access to its international reserves, resulted in rapid deterioration of Russia’s financial ecosystem, liquidity issues at numerous players in the industry, widespread bank runs, and foreign currency shortages. By March 4, 2022, the official Central Bank-issued ruble exchange rate dropped to 111.76 per dollar, compared to 75.76 per dollar on February 21, immediately prior to the escalation, representing a 48% drop over the course of less than two weeks, although the Rouble subsequently regained much of the positions its lost due to harsh measures introduced by the Russian government and Central Bank.

To mitigate the high exchange rate and financial market volatility, and to preserve remaining foreign currency buffers, Russia's authorities have introduced capital-control measures that prevent currency outflows. In addition, Russia has imposed, or is considering, other severe measures aimed at mitigating the effect of sanctions, including significant restrictions on foreign companies executing transactions and generally doing business in Russia, nationalization of foreign-held businesses under certain circumstances, criminalization of compliance with sanctions, and others. The sanctions imposed on Russia together with its retaliatory response have materially impaired ability of Russian entities to execute cross-border transactions.

All three major ratings services lowered Russia’s credit score deep into junk territory, with Russian banks' corporate ratings following suit. The rating agencies expect a sustained disruption to the economy and financial sector.

In addition, in response to the Ukraine conflict, numerous companies from the U.S., the EU, the UK and other countries have suspended, wound down or substantially scaled back their Russian operations, or announced plans to do so, for reputational reasons even where not necessitated by the sanctions regime. It has been observed that businesses from the United States, the European Union, the United Kingdom and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Qiwi Bank unable to issue Visa and Mastercard cards, and Russian consumers unable to execute purchases from most foreign merchants, which is expected to have a negative, albeit limited, effect on our payment volumes due the shutdown of cross-border transactions. See "- A vast majority of major Western businesses, including a number of companies whose products are important to our business, have suspended, wound down or substantially scaled back activities in Russia."

Discussions are constantly ongoing with respect to introduction of further sanctions, including various limits on trade in energy with Russia (in addition to those already introduced), which represent a major source of income for the country. If such measures are adopted, this could further exacerbate the economic crisis unraveling in Russia.

Certain sanctions, thus far only imposed by Ukraine, and Russian countersanctions instituted in response to such sanctions, directly target payment services providers such as ourselves (see “– We are subject to extensive government regulation”). There can be no assurance that additional sanctions affecting our company will not be imposed by Russia or other countries.

These sanctions have had and will continue to have the effect of damaging the Russian economy to the point of likely sending it into a major recession in 2022-2023. See “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”.

Some of our agents, merchants or other clients, although mostly not incorporated in Crimea, may have operations there. Since 2014, Crimea has been subject to comprehensive, "country-based" sanctions by the U.S., EU, UK and certain other countries. If we are deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in Crimea by the U.S., EU, UK or other countries, our business and results of operations may be materially adversely affected.

In the ordinary course of our business, we may accept payments from consumers to, or otherwise interact with certain entities that are the targets of U.S. sanctions. We operate primarily within the Russian financial system and, accordingly, have various kinds of relationships with all of the banks that have been sanctioned since 2014, although we do not believe such relationships to be material to any of them.

In addition, because of the nature of our business, we do not generally identify our customers where there is no express requirement to do so under Russian anti-money laundering legislation. Therefore, we are not always able to screen them against the Specially Designated Nationals and Blocked Persons List published by OFAC and other sanctions lists. Furthermore, there can be no assurance that our customers are not accessing our services from a sanctioned territory.

We believe that our interaction with sanctioned Russian banks and potential interaction with designated individuals, as well as other interactions we may potentially have with entities and persons that may be subject to U.S., EU or UK economic and financial sanctions does not contravene any law.

Our business and reputation could be adversely affected if we were to be designated under any sanctions program. Investors will be adversely affected if we are so designated, resulting in their investment in our securities potentially being prohibited or restricted. Furthermore, some U.S., UK or EU investors may decide for legal or reputational reasons to divest their holdings in us or not to purchase our securities in the first place, which may adversely affect the liquidity and price of our ADSs.

Furthermore, although sanctions introduced against Otkritie, which was added by OFAC in its List of Specially Designated Nationals and Blocked Persons on February 24, 2022, and subjected to an EU asset freeze on April 8, 2022, and a UK asset freeze on February 28, 2022, do not extend to our company as we are not owned 50% or more or otherwise controlled by Otkritie, we believe that the ownership of a sizable stake in our company by an SDN may be perceived as a negative by certain investors, adversely affecting the perception of our company and the price of our ADSs.

Even prior to February 2022, there have been initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries. Such plans can be expected to become widespread reality in the course of 2022 given the prevailing anti-Russian sentiment in the international business community, including the investing community. It has been widely reported that Western investors are actively avoiding any investments with Russian connections. These factors have already had and will continue to have a material adverse effect on the price of our ADSs. Even if we are not subjected to U.S. or other economic sanctions, our participation in the Russian financial system and interaction with sanctioned banks and potential interaction with designated individuals adversely impacts our reputation among investors, who may not be willing to own our ADSs regardless of any underlying health of our business purely by reason of our association with Russia. There is also a risk that other entities with which we engage in business, or individuals or entities associated with them, are, or at any time in the future may become, subject to sanctions.

As part of Russia's response to Western sanctions, a law was adopted requiring Russia-domiciled companies to terminate foreign depositary programs, under which the depositary receipts of such companies are listed on foreign stock exchanges. This doesn't apply to our Company since it is registered in Cyprus. However, if the scope of such law is extended to companies that predominantly do business in Russia regardless of domicile, or if we are otherwise forced to terminate our depositary program or undertake a delisting, this would result in the cancellation of our ADRs, with the underlying shares represented by those ADRs being distributed to shareholders, and the delisting of our ADSs from the Nasdaq. Our underlying shares are not listed and are illiquid. The mechanics and timing relating to how the ADRs will be converted into the underlying shares remains uncertain. Recipients of such underlying shares may also be subject to restrictions on holding these (either as a matter of applicable law or their own policies). Any such event could render any investment in our ADSs entirely illiquid.

Nadiya Cherkasova and Elena Titova, who had been members of QIWI's Board of Directors since 2018 and 2019, respectively, were designated under US and EU sanctions. Nadiya Cherkasova resigned from her Board positions at QIWI on March 21, 2022, prior to her designation, while Elena Titova resigned on the same day she was designated, April 20, 2022. To date, neither QIWI nor any of its subsidiaries have been sanctioned by either the United States, the EU or the United Kingdom as a specific target of their respective Ukraine related sanctions. No assurance can be given, however, that any such individual or entity will not be so designated in the future. There can similarly be no assurance that broader sanctions against Russia affecting our company will not be imposed, or that Russia will not adopt measures in response to sanctions that would have a negative effect on us. Any measures targeting non-Russian shareholders or offshore holding companies of Russian businesses would materially adversely affect our business and the rights of our international investors. The potential further repercussions surrounding the situation in Ukraine are unknown and no assurance can be given regarding the future of relations between Russia and other countries. Overall, the military conflict in Ukraine is continuing to unravel, and we cannot predict how it will unfold or the impact it will have on our business or results of operations. Additionally, relations between the US and Russia have become strained over a variety of other issues, which could result in further sanctions against Russia or specific individuals, entities or economy sectors. See “– Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions”. Any or all of the above factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

Trading in our ADSs has been halted by Nasdaq and there can be no assurance when or if it will resume, while trading in our ADSs on the Moscow Exchange is subject to certain limitations

On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including our ADSs), which suspension was later extended until the limited resumption of stock trading on the Moscow Exchange on March 24, 2022, and the full resumption of stock trading on the Moscow Exchange on March 28, 2022. Also, on February 28, 2022, the Nasdaq Global Select Market halted trading in our ADSs and stocks of certain other Russian companies. There can be no assurance when or if such trading halt will be lifted and the trading in our ADSs will resume. For as long as such trading halt is in place, our ADSs remain effectively illiquid. If such trading halt ultimately results in a delisting, there will no longer be a liquid market for our ADSs, and our investors will lose a substantial portion of their investment.

Trading in our ADSs on the Moscow Exchange was suspended on February 28, 2022 and resumed on March 29, 2022. Under recently adopted legislation, however, non-Russian investors are not permitted to sell shares on the Moscow Exchange. Moreover, because the international settlement systems have currently suspended interactions with their Russian counterparts, it is currently not possible for trades to settle between investors that acquired our ADSs on Nasdaq and investors on the Moscow Exchange, and the volume of our ADSs available for trading on the Moscow Exchange is limited. The trading value of our ADSs on the Moscow Exchange may therefore be different from the value at which they would trade if all of our ADSs were available for trading. We can provide no assurance as to when or whether non-Russian investors will be permitted to effect trades on the Moscow exchange or when or whether the settlement systems will permit trading in all of our ADSs.

A vast majority of major Western businesses, including a number of companies whose products are important to our business, have suspended, wound down or substnatially scaled back activities in Russia.

A vast majority of major Western businesses have suspended, wound down or substantially scaled back activities in Russia or stopped dealings with Russian counterparts due to what ostensibly is a combination of compliance, political, reputational, and other reasons, in a manner that goes significantly beyond the mere compliance with applicable sanctions. Such businesses include, among others, software providers such as Oracle and hardware providers such as ForcePoint, and Cisco, the use of the products and services of which is material to our operations. Accordingly, we may face the risk of interruptions to our normal operations due to the need to replace such products and services and integrate alternative solutions on an emergency basis, and our business, financial condition and results of operations could be materially adversely affected as a result.

Risks Relating to Our Business and Industry

The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources.

The financial services industry in which we operate with our payment services and other financial services that we provide is highly competitive, and our ability to compete effectively is therefore of paramount importance. In all countries where we operate, we face competition from a variety of financial and non-financial business groups. These competitors include retail banks, non-traditional payment service providers (such as retailers and mobile network operators, or MNOs), electronic payment system operators, as well as other companies which provide various forms of banking and payment solutions or services, including electronic payments, payment processing services, lending and other services. Competitors in our industry seek to differentiate themselves by features and functionalities such as speed, convenience, network size, accessibility, safety, reliability and price, among others. A significant number of our competitors have greater financial, technological and marketing resources than we have, operate robust networks and are highly regarded by consumers.

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

The competition in the digital money transfer services space is also further intensifying as key market players including retail banks develop and digitalize their products. Recently the Central Bank of Russia (“CBR”) in cooperation with other banks established an instant payment system (“IPS”), in which all major Russian retail banks participate, and which enables instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. It may prove difficult for our digital money remittance solutions to compete with such system on the basis of convenience, price, or otherwise, particularly since it often features zero or relatively low commissions. There can be no assurance that the commissions within the IPS will not further decrease, whether as a result of a regulatory action or a market trend.

Another CBR initiative that may adversely affect our business is the proposed introduction of the “digital Ruble”, an officially sanctioned cryptocurrency stored and exchanged via a CBR-operated platform that will exist alongside the traditional monetary system in Russia. According to public sources, the introduction of the digital Ruble has the potential to cause an outflow from the Russian banks of up to 9 trillion Rubles (approximately USD 119 billion) in liquidity by 2024. The electronic payments businesses may be similarly adversely affected. The CBR has announced plans to develop the digital Ruble legal framework and to test the digital Ruble platform in cooperation with a number of Russian banks in 2022. The introduction of the digital Ruble may have a significant impact on the competitive landscape in the payments industry.

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is at least as dispersed as our physical distribution network (i.e. our kiosks and terminals). It also co-owns, in a joint-venture with the Russian state-controlled VTB Bank, the full-service commercial bank Pochta Bank. As a state-sponsored institution, we believe that it is able to provide payment services at significantly lower prices than we are able to match profitably. We also face competition from other non-traditional payment service providers that have substantial financial resources, such as major tech businesses branching out into fintech, including Yandex, which is expected to develop its own fintech products following its recent acquisition of a captive bank, Russian leading marketplace Ozon, which is also developing a captive bank, Alibaba with its financial services subsidiary Ant Financial, VK (formerly Mail.ru Group), and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have developed various payment solutions. Yandex in particular is the market leader in the Russian ride-hailing business which we actively service, and accordingly we could face intense competition from them in this sector. In February 2021, VK, Alibaba Group, MegaFon and Russian Direct Investment Fund (RDIF) signed binding agreements to create two joint ventures, one in the payments business and the other in financial services. The payments joint venture is to acquire VK’s payment service Money.Mail.ru and the payment system VK Pay operated by VK’s subsidiary VKontakte, Russia’s major social network company. In October 2021, VK reported that although the joint ventures agreed in February 2021 might not be implemented in the exact form that has been agreed then, their launch in the foreseeable future is still in the works. As is the case with Sberbank’s increased presence in online services including e-commerce, creation of proprietary payment solutions by major IT companies may make customer acquisition and retention more complex and costly for smaller independent payment services providers such as ourselves, since tech companies’ captive payment services providers are likely to be promoted heavily by their parent companies with respect to the online services they offer. In addition, non-traditional payment service providers also include smartphone manufacturers such as Samsung and Apple. New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google.

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

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily YooMoney, WebMoney and PayPal) and kiosk, terminal and e-wallet operators, including Comepay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services, such as factoring, digital bank guarantees services and online loans to public procurement tender participants and marketplaces suppliers, which we offer through our ROWI project (formerly known as Factoring PLUS, rebranded in 2021). In connection with each of these projects, we face intense competition from a multitude of commercial and retail banks. Such banking institutions often have more established businesses in the various services similar to those offered by us. While we seek to differentiate our products from the competition on the basis of enhanced user experience, price and add-on features, there cannot be any assurance that we will be successful in doing so due to the number of competitors and their level of sophistication.

The CBR has announced plans to commence creation in 2022 of a regulatory framework for so-called non-banking financial services providers that, among other things, will be able to process and transfer payments and open e-wallets, and participate directly in payment systems without the need to engage an acquiring bank. This initiative is aimed at lowering the barriers to entry into the payment services market in Russia, and accordingly requirements towards such providers are expected to be lower than those towards banking institutions, such as ourselves, which could have the effect of intensifying competition in our markets and affecting a number of our revenue streams, including payment processing and acquiring services. Certain merchants that we service may opt to become non-banking financial services providers, which would obliviate their need for our services.

Any increase in competition by other market participants, or any shift of customer preferences in their favor due to any real or perceived advantages of their products, could result in a loss of consumers and harm our payment volumes, revenues and margins. As major commercial and retail banks increase their online and virtual presence and come up with increasingly sophisticated products directly competing with our core competencies, our competitive position could be severely undermined, resulting in reduced demand for our products, both with respect to our payment services business and the other financial services projects that we are pursuing. If we are unable to compete successfully for consumers, agents, merchants or other partners, our business, financial condition and results of operations could be materially adversely affected.

Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations.

Qiwi Bank is central to the operation of all of our key business segments as it provides issuing, acquiring and deposit settlement functions within our group, and is the banking institution behind those products of our ROWI offering that require a banking license, such as digital bank guarantees and online loans to public procurement tender participants and marketplaces suppliers.

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

Qiwi Bank has been the subject of CBR investigations in the past that have uncovered certain violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements and other issues which we believe we have generally rectified. In the second half of 2020, the CBR, acting in its supervisory capacity, performed another routine scheduled audit of Qiwi Bank for the period of July 2018 to September 2020 and, in the course of this audit, has identified certain violations and deficiencies relating primarily to reporting and record-keeping requirements. The monetary fine imposed on Qiwi Bank as a result of these findings was RUB 11 million, or approximately USD 150,000 at the time. In addition, the CBR introduced certain restrictions with respect to Qiwi Bank’s operations, including the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts, effective for six months from December 7, 2020. We believe that the restrictions imposed on us were primarily driven by an evaluation of the overall approach of the CBR to the interpretation of the applicable e-payments regulation and general trends towards increased scrutiny in the areas of cyberspace and cross-border payments that we have been observing recently rather than specific deficiencies identified. Later in January 2021, as reported in the media, similar restrictions were imposed on our key competitor YooMoney, one of the major electronic payment service providers in Russia currently wholly-owned by Sberbank. As a result of close cooperation with the CBR, all restrictions with respect to QIWI expired in May, 2021. The restrictions introduced by the CBR have had a substantial negative effect on our business, financial condition and results of operations, primarily through decreasing the volumes in our E-Commerce and Money Remittance market verticals, and as a result, our revenues and profits. We believe that our abrupt termination of services of a large number of merchants has likely also had reputational risks for us that are difficult to quantify or assess. The recovery of the payment volume and revenue lost in the wake of the CBR restrictions has been affected by changes in consumer behavior and legal framework, and we anticipate that these revenue streams may never be fully restored, in particular since we are limited in our ability to onboard payment aggregators (and thus enable access to our platform to multiple merchants at the same time) as we need to ensure in each case that the use of such intermediaries does not affect our compliance with the requirement to only onboard "whitelisted" betting merchants that was introduced in 2021 (see “– Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up”).

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

Additionally, some of our new projects require significant funding and therefore put certain pressure on the ability of Qiwi Bank to comply with applicable capital requirements and other prudential ratios, while through other operations we are engaged in managing substantial amounts of consumer’s funds. All these factors increase our potential exposure to regulatory risks. Moreover, additional scrutiny may be expected in connection with our involvement in our past projects, Tochka, SOVEST and Rocketbank, as they have extended the scope of traditional commercial and retail bank services that Qiwi Bank was previously providing. With respect to Tochka, SOVEST and Rocketbank, given that the businesses were divested or discontinued, we may not have all necessary archive materials that the regulator may require and may not be able to retrieve such documents upon request. Any failure to meet any demands of the regulator in this respect could result in additional sanctions on us by the CBR.

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

Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up.

We provide payment processing and acquiring services to a number of merchants in the betting industry. Processing payments to such merchants and processing of winnings to QIWI Wallets constituted approximately 21.4%, 24.6% and 15.1% of our Payment Services segment payment volume for the periods ended December 31, 2019, December 31, 2020 and December 31, 2021, respectively. These volumes were included in our E-commerce market vertical. We also provided winning repayment services to such merchants, including processing of winnings to banking cards that were included in our Money Remittances market vertical net revenue. The repayment of winnings by such merchants to the customers’ QIWI Wallets is an important and economically beneficial reload channel, contributing to the attractiveness and sustainability of our ecosystem. For reasons discussed below, this revenue stream has been, and may continue to further be, materially adversely affected by legislative developments.

The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. Prior to October 2021, legislation then in force required bookmakers to become members of one of the self-regulated organizations of bookmakers and abide by its rules, and to accept interactive bets solely through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization in cooperation with a self-regulated association of bookmakers. In order to enable our participation in this industry, in 2016 QIWI Bank established a TSUPIS together with one of such self-regulated associations of bookmakers, and we thereby became one of the two payment services providers that were able to accept electronic bets on behalf of sports betting companies in Russia.

In December 2020, a new law was adopted, abolishing the mandatory participation of bookmakers in self-regulated organizations, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Center (“ETSUP”) to replace all of the existing TSUPIS. Although we have publicly made a proposal to serve as the Unified Interactive Bets Accounting Center pursuant to the new regulatory regime, our bid turned out unsuccessful, and the role of the ETSUP was assigned to another market participant. As a result, we have lost the ability to generate volume and income directly related to our TSUPIS business in Russia starting from 4Q 2021, although we have still been able to retain part of the betting revenues generated from QIWI Wallet services, including commissions for betting accounts top-ups and winning payouts. Our TSUPIS business and related acquiring services for the first nine months of 2021 accounted for 23% (or RUB 3,246 million) of the Payment Net Revenue in our Payment Services segment. The combined betting stream for the first nine months of 2021 represented 26% (or RUB 351.6 billion) of PS Payment Volume and 38% (or RUB 5,225 million) of the Payment Net Revenue in our Payment Services segment. Payment volume and revenue decline due to these changes will negatively affect the results of the E-commerce payment segment market vertical which included processing of payments for making the bets and the Money Remittance payment segment market vertical which included betting winning payouts through various types of payment methods, including QIWI Wallet. Any further significant change in betting legislation, or any adverse action by the ETSUP as a major participant in the industry may negatively affect the payment volume, revenue and margins of our Payment Services business, as well as overall usage of QIWI Wallet.

Under the Russian betting legislation, betting merchants may become “blacklisted” by the government if they have been found to be in violation of applicable Russian laws, in which case our remaining revenue generated from the betting industry as described above may further shrink. Furthermore, since 2021 Russian credit institutions have been prohibited from contracting with any betting merchants, including foreign ones, that are not on a list of specifically approved betting merchants maintained by the regulator. As a result, in effect only specifically “whitelisted” merchants are allowed to continue operating. A separate "black list" has been instituted with respect to foreign payment aggregators that are known to service backlisted betting merchants. All of these measures have resulted in a general shrinkage of the number of players in the industry and contraction of our related revenue streams, and have significantly increased the administrative burdens in onboarding merchants and in particular payment aggregators. Any regulatory developments that impose additional restrictions on the betting industry may result in the contraction of the betting sector or our remaining revenues from this market and therefore adversely affect the revenues, margins and payment net revenue yield of our E-commerce and Money Remittance market verticals, as well as decrease the attractiveness of our ecosystem to some of our consumers, and consequently negatively affect consumer engagement with our services.

If our involvement with the betting industry further diminishes and are unable to replace this business, if our current terms of doing business with the ETSUP become significantly less favorable, or if we face adverse regulatory or reputational consequences associated with servicing the betting industry, our business, financial condition and results of operations may be materially adversely affected.

Our profitability level depends on our ability to maintain or increase our payment services average net revenue yield.

One of the key measures we use to assess the performance of our payment services business is payment average adjusted net revenue yield, which we calculate by dividing payment adjusted net revenue by the total payment volume of the transactions we process. Our payment average adjusted net revenue yield may be affected by a number of factors, including changes in regulation, increased competition, pressure from merchants and/or agents and acquisitions. We have experienced declines in our payment average adjusted net revenue yield for certain merchant categories in the past, in particular for our Telecom merchants where the merchant fees were sharply reduced by the Big Three MNOs, who have been seeking to reduce costs, and may continue to do so in the future. We have also experienced, to a lesser extent, the declines of our net revenue yield in the Money Remittance and certain categories of E-Commerce market verticals. For example, in 2015, our average adjusted net revenue yield declined following the acquisition of the CONTACT money transfer system (“CONTACT”) and the Rapida payment processing system (“Rapida”) businesses, both of which operate with a significantly lower average net revenue yield than QIWI (excluding CONTACT and Rapida). Furthermore, our payment average adjusted net revenue yield may decline if we introduce new products that are important for expanding our ecosystem and growing our business, but are generally lower-yielding and thus dilute our net revenue yield Our payment average adjusted net revenue yield has been adversely affected, and may continue to be adversely affected, by the introduction of the IPS established by the CBR (see “– The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources”), resulting in a shift of part of our digital money remittance volumes within our ecosystem from our card-to-card money transfer service to the IPS, leading to a decline in average commission in the Money Remittance market vertical and a compression of our payment average adjusted net revenue yield. In order to maintain our competitiveness, we must continue to ensure that our payment processing system provides a more convenient and attractive option for merchants, customers and partners than alternative systems that may not require payment of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as most peer-to-peer transfers within QIWI Wallet and certain payments in e-commerce. Despite our efforts, consumers may still choose to use other payment service providers, even if those providers do not offer the convenience that we do, because they charge lower fees. In addition, because merchants, partners and agents are able to switch between different payment service providers, we may face additional pressure to reduce the fees we charge due to increased competition from other payment service providers. In addition to market competition, our commissions may also come under pressure if any future laws and regulations are adopted that impose limits on various types of fees that we charge. Proposals to such effect are constantly being floated by various government agencies.

Our payment average adjusted net revenue yield is also impacted by the cost to us of consumers reloading their QIWI Wallet accounts. We make available to our consumers a large variety of methods to reload the QIWI Wallet accounts, including, among others, bank cards and accounts, mobile phone balances, kiosks and terminals and ATMs. Customers can also receive different payouts or money transfers to their wallets. The top up methods have different cost implications for us and such cost implications can change for different channels overtime. For example, on payments made through the kiosks and terminals owned by our agents, we historically have paid lower fees for reloading the QIWI Wallet than on most payments made from bank cards, as well as certain other channels. However, recently kiosks became a relatively more expensive top up channel for us. Additionally, since we provide payment services to merchants and consumers in the sports betting industry, betting accounts top-ups and betting gains received by our consumers into their QIWI Wallet accounts also represent an important and cost-efficient source of QIWI Wallets reloads, which could decline if our presence as a payment provider in the sports betting market diminishes for any reason (see “– Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up”). Similarly, our products for the self-employed individuals such as payout programs for taxi drivers, couriers, and similarly situated self-employed individuals, also account for a substantial amount of QIWI Wallets reloads that are cost-efficient to us, and any decline in this category could increase the average QIWI Wallet top-up cost. Should the relative weight of these reload channels in our total mix decline, this could put a negative pressure on our yields. We currently do not attempt to direct consumer preferences towards any particular reload methods. If reload methods that come at a higher cost to us were to constitute a larger proportion of our overall reload channels mix, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

The December 2020 CBR order requiring us to suspend or limit most types of payments to foreign merchants (see “– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”) has also put negative pressure on our yields, since such payments on average carried a higher commission.

Our payment services segment net revenue yield is also affected by changes in our payment average adjusted net revenue yield and by our ability to generate revenue from payment-related value-added services, as well as passive revenue such as interest income on the wallet balances we hold and revenue from fees for inactive accounts and unclaimed payments. If we are not able to generate such additional revenues for any reasons including regulatory restrictions (see “– We are subject to extensive government regulation”), intensified competition or other reasons outside of our control, our financial condition and results of operation could be materially negatively affected.

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

The financial services industry in which we operate is characterized by rapid technological change, new product and service introductions, evolving industry standards, changing customer needs and the entrance of more established market players seeking to expand into these businesses. In order to remain competitive, we continually seek to expand the services we offer and to develop new projects. These projects carry risks, such as delays in delivery, performance problems, lack of customer acceptance, failure to adequately assess the potential revenues and budget the expenses of a project and the amount of investment required by it, failure to anticipate potential pitfalls and issues, and misjudgment of a need for a particular product by the intended customer base, among other things. In our industry, these risks are acute. Any delay in the delivery of new services or the failure to differentiate our services or to accurately predict and address market demand could render our services less desirable, or even obsolete, to consumers, merchants or partners, and hurt our future prospects. For example, if alternative payment and financial products and services become widely available, thereby substituting our current products and services, and we do not develop and offer similar alternative products and services successfully and on a timely basis, our business and its prospects could be adversely affected. At the same time, if a new product we roll out or acquire fails to perform as anticipated, this could similarly adversely affect our business, financial position and results of operations. Since we position ourselves as a provider of next generation payment and financial services, many of these new products are based on business models that are unproven and are essentially start-ups launched to test a hypothesis based on various assumptions regarding consumer behavior patterns and demands. These assumptions may ultimately prove wrong and we may not be able to convert these hypotheses into sustainable businesses and recoup our investments made in such businesses. These risks have materialized in particular with respect to Rocketbank, which we acquired in 2017 and which we had to wind down in 2020, and with respect to our payment-by-installments card project SOVEST, which we divested in July 2020.

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

Russia’s economy has been facing significant challenges since 2014 due to the combined effect of the crisis in Eastern Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the U.S., EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. These factors have been greatly exacerbated by the escalation of the Ukraine crisis into a full-on military conflict and the resulting unprecedented sanctions and exodus of Western businesses from Russia, which are reportedly likely to send Russian economy into recession by 2023. (See “– Economic instability in Russia could have an adverse effect on our business” and “– The situation in Ukraine and the U.S., EU and other sanctions that have been imposed could adversely impact our operations and financial condition”). The COVID-19 pandemic and related lockdown measures have also contributed to the deterioration of the Russian economy. The Russian economy contracted in both 2015 and in 2016, although it returned to modest growth in 2017 – 2019. During 2014-2016, the population’s purchasing power decreased due to the weakening of the ruble, basic necessities such as food products and utilities became more expensive, and consumer confidence declined significantly, according to the Russian Consumer Confidence Overall Index reported by Rosstat. According to Rosstat, inflation was 11.4% in 2014 and 12.9% in 2015 (although it relatively stabilized in subsequent years before increasing again to 4.9% in 2020 and 8.4% in 2021 due to the global COVID-19 pandemic), while real disposable income has been declining for seven years in a row as of the end of 2020 (save for a minor 0.8% increase in 2019) according to the Ministry of Economic Development data. Consumer spending generally remained cautious even prior to the COVID-19 pandemic and the sanctions resulting from the escalation of the Ukraine crisis, which upended the modest recovery of the Russian economy in the few preceding years.

A prolonged economic slowdown or recession in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on our business. As a result of the challenging operating environment in Russia, we have experienced slower payment volume growth in certain of our payment categories and payment volume decline in certain others, in particular certain types of money remittances and financial services categories. Further adverse changes in economic conditions in Russia could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

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

Our business is built on customers’ and merchants’ confidence in our brands, as well as our ability to provide fast, reliable payment services, including electronic payment and payment processing services, and other financial services. The strength of our brands and reputation are of paramount importance to us. A number of factors could adversely affect customer confidence in our brands, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

●	illegal or improper use of our systems and compliance related concerns;
●	regulatory action or investigations against us (see “– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”);
●	any significant interruption to our systems and operations; and

●	any breach of our security system or any compromises of consumer data.

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

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. Our business developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments, and our core competitive edge at the time was our ability to offer consumers that primarily used cash as means of payment access to online payments through our kiosks and terminals simultaneously offering merchants access to a large pool of customers that use cash. While we have since largely outgrown that model, our kiosks and terminals network remains a significant part of our infrastructure as a reload and client acquisition channel for QIWI Wallet. We believe therefore that the usage of QIWI Wallet and hence our volumes, revenues and the profitability of our payment services segment continues to depend to some extent on the use of cash as a means of payment and the reach of our kiosks and terminals network. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks and terminals network, and the number of our agents, are decreasing as the market evolves towards a higher share of digital payments. In 2020-2021, our physical distribution network and the number of our agents also were and to a certain extent may continue to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Unless we can successfully differentiate ourselves from competition in the payments and financial services market through other features and functionalities beyond providing a pathway to online payments for consumers who continue to rely on cash through our kiosks and terminals network, and the access to this consumer segment for merchants and partners, the shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents (see “– If customer and merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected”), and development of alternative payment channels. The overall number of and the use of kiosks underwent a substantial decline in 2015 as a result, among other things, of enhanced scrutiny by the CBR over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts (see “– Regulation – Regulation of Payment Services”), and has been continuously declining since. Such decline has adversely affected the availability and convenience of our services to consumers, including the convenience of use of QIWI Wallet, for which historically kiosks and terminals have been the most popular reload channel. There can be no assurance that this negative impact will not continue going forward as increased regulatory pressures put more agents out of business and deter new ones from entering it. Other statutory requirements that could have a similar effect on our business if fully enforced against our agents are the provisions of the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards” which mandate that all kiosks (subject to certain exceptions) should be equipped with new or modernized cash registers. There can be no assurance that our agents are and will continue to be fully in compliance with these requirements, which could cause a further reduction of our kiosk network. Moreover, failure to comply with such enhanced control measures by us or our agents could result in the CBR imposing fines or restrictions on our activities (see “– Qiwi Bank and other Russian banks and credit organizations operate in a highly regulated environment, and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”). All of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Generally, Russian lawmakers and enforcement agencies have recently demonstrated increased scrutiny in matters relating to cyberspace and e-payments, in particular cross-border payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities. In the latest of such trends, the CBR appears to be instituting closer controls over cross-border payments and peer-to-peer transfers (see also “ꟷOur services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”). We believe that the recent restrictions imposed by the CBR on such payments through the key industry players, including our company and YooMoney, a subsidiary of Sberbank, fits within such trend. See “– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”.

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

Another regulatory measure that has already resulted in a decline in the use of e-wallets and affected our business is the requirement to report newly opened e-wallets to the tax authorities in the same manner the banks report new bank accounts, which came into effect starting from January 6, 2021, and the requirement to report movements of funds and wallet balances at tax authorities’ request, which came into effect in April 2021. These measures have obliviated some of the perceived advantages of e-wallets over bank accounts and resulted in a slowdown in the growth of our user base. Our growth plans could be further adversely affected by any additional increase of the regulatory burdens associated with reporting, onboarding or other functions, all of which can have the effect of making our products less differentiated and attractive to consumers. In another example of such regulation, since October 2021 Russian residents are required to report transactions totaling above RUB 600,000 (approximately USD 8,200) made with the use of e-wallets provided by foreign operators. This initiative may result in a decrease of the volume of money remittances from QIWI Wallet to e-wallets provided by foreign operators.

Anti-Money Laundering Legislation

We sometimes have to make significant judgment calls in applying anti-money laundering legislation and to take risk of being found in non-compliance with it, particularly in relation to mandatory client identification requirements and applicability of the thresholds for transactions imposed based on the client identification level, if, for example, we process payments made by our consumers from their QIWI Wallet accounts for amounts in excess of the applicable thresholds or for certain types of merchants without the required client identification. Although we use all methods available for client identification in all our projects and believe our practices in this regard are in compliance with applicable legal requirements and in line with market practice in Russia (see “– Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”), the Russian regulators may view us as being non-compliant and impose fines and other sanctions on us. There can be no assurance that the requirements of the anti-money laundering legislation will not change further in a manner adverse to our business (see “Regulation”), which could result in lower payment volumes for us or other adverse effects. For instance, there have been proposals from certain government officials to ban payments by unidentified consumers altogether. Any further adverse change to these requirements could have a substantial negative effect on our business.

Foreign Sanctions

Certain sanctions relating to the ongoing hostility between Russia and Ukraine, and Russian countersanctions instituted in response, directly target payment services providers such as ourselves. In November 2016, the National Bank of Ukraine banned several Russian payment services providers from the Ukrainian market. In response, in April 2017, a law was enacted in Russia prohibiting certain types of money remittance from Russia to countries that have introduced sanctions against Russian payment systems (which, to our knowledge, so far only include Ukraine). Moreover, in May 2018, Qiwi Bank, one of our key subsidiaries, was added to the list of sanctioned entities by the Ukrainian government, and in June 2021, nine other companies of our Group were added as well. While we have not experienced any substantial operational difficulties in connection with this so far since we have no assets or business in Ukraine, there can be no assurance as to what effect the imposition of sanctions on us by Ukraine might have in the future, or what further adverse actions the government of Ukraine might take against us. Any determination by a relevant regulator that we have not complied with the spirit or text of any such sanctions or regulations, or even any statements to that effect, may have a material adverse effect on our business, financial condition and results of operations, as well as the price of our ADSs. While Ukraine remains the only country so far to introduce sanctions of this type, there can be no assurance that additional sanctions affecting the payments business will not be imposed by regulators in other countries in which we operate. These sanctions might also cause reputational damage and, as a result, adversely affect any potential international expansion plans we might have. See also “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”.

New Regulations Outside of Russia

The regulatory framework around electronic payments and other financial services that we offer is constantly in a state of development in most of the countries in which we operate, including the United Arab Emirates, Kazakhstan, and the UK. New laws that are being adopted in these countries may increase our compliance costs and create new regulatory risks. For example, on January 1, 2017, the Regulatory Framework for Stored Values and Electronic Payment Systems came into force in the United Arab Emirates. It introduced a mandatory licensing and related compliance regime for certain electronic payment service providers and established a one-year transitional period for existing digital payment services providers to take appropriate measures to comply with the new rules. In case of failure to do so payment services provider may be mandated to cease provision of such services. Moreover, any individual or entity providing (or representing themselves as capable of providing) digital payment services without the appropriate license or authorization will be subject to administrative penalties. Even though such legislation has been in effect for a few years now, there still remains a lack of clarity as to the interpretation of many of its provisions, and we are still assessing the applicability and potential impact of the new legislation on our business. If our position on our status under the Regulatory Framework is different from that of the UAE regulator or if we are unable to comply with the mandatory licensing if it is deemed applicable to us, it could have a material adverse effect on our business, financial condition and results of operations.

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

Taxi Market Regulation

In Russia, ride-hailing services work with taxi drivers directly or through fleet management companies or taxi companies, which in turn engage taxi drivers as self-employed entrepreneurs. In one of our lines of business, we provide payment solution to taxi companies that is similar in nature to salary programs for taxi drivers. In addition, we have developed a "Taxiaggregator" product for taxi companies and taxi drivers that facilitates and speeds up payments to taxi drivers. There have been proposals to change the legislative framework of the ride-hailing market, including, for example, direct employment of taxi drivers by ride-hailing platforms or by taxi companies as employees. Such proposals have so far been turned down. However, these or similarly adverse initiatives are adopted in the future, our products developed for this market would become obsolete, and we would also experience a negative impact on the user base of our e-wallets.

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

The negative effects of the coronavirus on our business have included a decline in revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop in money remittance primarily due to a decline in payments to self-employed individuals due to an overall contraction of business activity, and a decline in the use of our kiosk network. The coronavirus pandemic is still ongoing and significant COVID-19 related restrictions largely continue to prevail globally. The full impact of the COVID-19 pandemic on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last as the world has now entered its third year. These factors may remain prevalent for a significant period of time and may continue to adversely affect our business, results of operations and financial condition, even after the COVID-19 outbreak has subsided.

The COVID-19 outbreak has required and is likely to continue to require significant management attention, substantial investments of time and resources across our enterprise, and increased costs to effectively manage our operations. The spread of COVID-19 has caused us to make significant modifications to our business practices, including enabling most of our workforce to work from home, establishing strict health and safety protocols for our offices, restricting physical participation in meetings, events, and conferences and imposing restrictions on employee travel. The significant increase in the number of our employees who are working remotely as a result of the outbreak, and an extended period of remote work arrangements and subsequent reintroduction into the workplace could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, give rise to claims by employees, and impair our ability to manage our business or otherwise adversely affect our business. Additionally, COVID-19 could negatively affect our internal controls over financial reporting as a significant portion of our workforce continue to work from home and therefore new or modified processes, procedures, and controls could be required to respond to changes in our business environment. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to government authorities.

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

In the third quarter of 2021, we completed a sale of its 40% stake (45% economic interest) in the capital of its Tochka associate. The consideration for the sale of the stake in Tochka was comprised of a fixed portion and a contingent portion. Certain dividends were also paid by Tochka to QIWI prior to the sale. Dividends and the fixed portion of consideration were received during the third quarter of 2021. The contingent portion is expected to be paid in second quarter of 2022.

In March 2022, the President of Russia issued a Decree whereby Russian legal entities and individuals are prohibited from transferring securities to, and entering into certain other transactions with, certain foreign counterparties without prior clearance by the Government Commission for Control over Foreign Investments in the Russian Federation. Transactions with foreign entities that are controlled by Russian citizens or legal entities, such as QIWI, are carved out from the scope of such Decree. Moreover, we believe that the Decree pertains to securities transfers rather than to payment of deferred consideration for transfers that have already occurred. Nevertheless, the buyer of Tochka took the view that the Government Commission’s approval should be sought for the payment of the contingent portion of the consideration.

As a result, we believe that there is uncertainty regarding the receipt of the contingent portion of the consideration for the sale of Tochka. A negative decision of the Commission may postpone or even block the payment and therefore could result in a loss in the amount of up to RUB 4,855 million.

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

Following our acquisition of Rapida LTD in 2015, we have had to devote additional resources to enhance the compliance function within Rapida LTD, which, at the time of our acquisition, was deficient in several areas. As of the date of this annual report, we continue to develop and integrate certain control procedures with respect to our projects Flocktory and Billing Online in order to maintain a comprehensive system of controls and procedures across our business. There can be no assurance, however, that the measures we undertake will be sufficient to prevent significant deficiencies in the compliance procedures and internal controls of our projects. Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

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

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software and telecommunications networks, as well as the data centers that we lease from third parties. Our systems and operations, or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, flood, natural disaster, power loss, telecommunications failure, vendor failure, unauthorized entry, improper operation and computer viruses. In addition, because all three of our data centers used for processing payments are located in the city of Moscow, a catastrophic event affecting the city of Moscow may result in the loss of all of three of our data centers. Substantial property and equipment loss, and disruption in operations as well as any defects in our systems or those of third parties or other difficulties could expose us to liability and materially adversely impact our business, financial condition and results of operations in all of our operating segments. In addition, any outage or disruptive efforts could adversely impact our reputation, brand and future prospects.

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

The perceived risk of the use of e-payments or other financial services to finance fraudulent, illegal or improper activities is causing the regulators to impose restrictions on the operations of the providers of such services that negatively affect regular compliant transactions and operations as well. See “– Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes” and “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs”. While we already undertake efforts to cut off or refuse to engage merchants and users who appear to be engaged in illegal activities from our network, the relevant state authorities could further increase their enforcement measures against such merchants and users, including through the introduction of new legislation. In the event that we are required to cease working with a significant number of merchants or payment aggregators, or shut down a significant number of wallets, as a result of such actions, our revenue and our profitability could materially decline.

It has been reported that peer-to-peer transfers through regular retail banks and payment services providers such as ourselves may be increasingly used in Russia in various illegal activities, including by illicit forex dealers, online casinos, cryptocurrencies exchanges and peer-to-peer exchange offices, scammers, etc. Recognizing this industry-wide problem, in September 2021 the CBR introduced heightened scrutiny recommendations with respect to peer-to-peer transactions. These recommendations require financial institutions such as ourselves to track transactions that are deemed suspicious under the various criteria imposed by the recommendations, cancel or block such suspicious transactions under certain circumstances and terminate relationships with the relevant clients carrying out such transactions. For instance, such criteria designate as suspicious operations of clients with unusual number of individuals as counterparties or if the volume of operations exceeds certain threshold. Due to the broad scope of suspiciousness criteria, in practice suspicious transactions may be difficult to distinguish from legitimate peer-to-peer transfers or payments to private accounts of small entrepreneurs that provide perfectly legal services. It is likely that certain bona fide operations that do not involve anything illegal or improper may be affected by the new regulations as the market participants, including our company, seek to institute controls aimed at compliance with the new guidelines. Starting from 2022, the CBR intends to start collecting from credit institutions specialized reports focused specifically on their peer-to-peer transactions. It may be expected that the volume of the peer-to-peer transfers in Russia generally (and our respective volumes in particular) will deteriorate as a result of these measures. If we experience a decline in our peer-to-peer transfers volume, or if we are found to be in violation of the new regulations due to any differences in ours and the regulator's interpretation thereof, our business, financial condition and results of operations could be materially adversely affected.

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

In our Payment Services segment, we seek to sell services on a prepayment basis or to ensure that our counterparties have low credit risk profiles, such as large merchants and agents. Nevertheless, we are exposed to the risk of non-payment or other default under our contracts with our agents and merchants. If we provide trade credit or loans to an agent and we are unable to collect loans or proceeds paid to the agent by its consumers due to the agent’s insolvency, fraud or otherwise, we must nonetheless complete the payment to the merchant on behalf of the consumer. As a result, our losses would not be limited to a loss of revenue in the form of fees due to us from the agent, but could amount to the entire amount of consumer payments accepted by such agent for a certain period of time. We also face counterparty risk in connection with the bank guarantees and lending products of our ROWI project, such as loans for public contractors and marketplaces suppliers.

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2021, we had credit exposure to our agents of RUB 3,044 million and to our merchants of RUB 3,146 million. Our receivables from merchants are generally non-interest bearing and unsecured, while our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk.

In addition to the above sources of credit risk, as of December 31, 2021, we had credit exposure to our counterparties in connection with our ROWI project factoring portfolio of RUB 9.9 billion, guarantees for third party obligations (primarily in connection with our digital bank guarantee services) in the amount of RUB 45.6 billion, and loans relating to our ROWI project of RUB 1.3 billion.

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

Over the past ten years, the Russian ruble has fluctuated dramatically against the U.S. dollar and the euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflow from Russia, the Russian ruble has significantly depreciated against the U.S. dollar and the euro since the beginning of 2014 (see “ – Economic instability in Russia could have an adverse effect on our business”). According to the CBR, from December 31, 2014 to December 31, 2015 and from December 31, 2013 to December 31, 2014, the ruble has depreciated by 30% and 72% against the U.S. dollar, respectively, and by 17% and 52% against the euro, respectively. From December 31, 2015 to December 31, 2016, the ruble appreciated somewhat against these currencies and remained relatively stable throughout 2017; however, depreciation of the ruble resumed in 2018 when its value fell 21% against the U.S. dollar and 15% against the euro, in each case from December 31, 2017 to December 31, 2018. In 2019, the ruble/U.S. Dollar exchange was relatively stable with intermittent volatility, and was RUB 61.9 per U.S.$1.00 on December 31, 2019. However, in the first quarter of 2020 the ruble again depreciated substantially and abruptly against the U.S. dollar and the euro due to a steep decline in oil prices and has continued to be volatile throughout the year, ending it at RUB 73.88 per U.S.$1.00 on December 31, 2020. The exchange rate mostly remained stable throughout 2021 and amounted to RUB 74.3 per U.S.$1.00 on December 31, 2021. Another major decline occurred in early 2022 in the wake of the military conflict in Ukraine and resuting sanctions. By March 4, 2022, the official Central Bank-issued ruble exchange rate dropped to 111.76 per dollar, compared to 75.76 per dollar on February 21, immediately prior to the escalation, representing a 48% drop over the course of less than two weeks, although the ruble regained much of the ground it lost by late March due to extreme protective measures adopted by the Russian government and the Central Bank, including a mandatory exchange of the majority of currency proceeds by exporters, prohibitively high commissions on foreign currency exchange by individuals, and other protective measures (see “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”). It is likely that significant fluctuations will continue in the future. Further fluctuations of the ruble could have a material adverse effect on our business, financial condition, results of operations and the price of our ADSs.

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

Starting from 2023, certain Russian companies might be required to use primarily domestic Russia-produced software and hardware.

In October 2020, a legislative initiative was publicized aiming to mandate the use of domestically-developed software and telecommunication and radio hardware with respect to critical digital infrastructure (including in some respect the banking industry in which we operate) from January 1, 2023 and 2024, respectively. Although pursuant to the latest version of the draft bill the requirement will only apply to market participants that are deemed to operate critical digital infrastructure (which doesn't include our company), if this requirement is further extended to other players including ourselves, it is possible that it could materially adversely affect our business, financial condition and results of operations. Since we use a lot of foreign-produced technologies and equipment, complying with these requirements may prove a challenge for us and is likely to result in significant operational costs. The switch to locally produced software and hardware may adversely affect the performance and safety features of the system and thus the quality of our services.

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

As of the date of this annual report, we have RUB 4.7 billion in debt, which represents the outstanding portion of the RUB 5 billion of bonds issued in 2020 by our subsidiary Qiwi Finance, with respect to which Qiwi plc and our subsidiaries JSC Qiwi and Sette FZ-LLC have provided irrevocable offers to bondholders to purchase such bonds from them upon the occurrence of certain events. We may also incur additional debt financing to finance the development of our new or existing projects, and our operations and growth may be constrained if we cannot do so on favorable terms or at all. In particular, the continued success of our ROWI project is heavily dependent on procuring external funding to finance its operations. Our debt capacity depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which are outside of our control. If our cash flow from operating activities is insufficient to service our debt, we could be forced to take certain actions, including delaying or reducing capital or other expenditures or other actions, to restructure or refinance our debt; selling or mortgaging our assets or operations; or raising additional equity capital, which we might not be able to do on favorable terms, in a timely manner or at all. Furthermore, such actions might not be sufficient to allow us to service our debt obligations in full and, in any event, could have a material adverse effect on our business, financial condition, and results of operations. Moreover, our inability to service our debt through internally generated cash flow or other sources of liquidity could put us in default of our obligations to creditors, which could trigger various default provisions under our financings and thus have a material adverse effect on the business, financial condition, and results of operations.

We may experience difficulties with conducting transactions denominated in U.S. dollars.

We contract with some of our international merchants in U.S. dollars and other currencies such as Euros and may experience challenges in relationships with U.S. banks that are required for any non-U.S. company to transact in U.S. dollars due to changes in internal know-your-customer procedures, limits on certain types of merchants and certain jurisdictions, and other internal policies, which we believe might be a result of the increasing negative sentiment towards Russia on part of U.S. banks, among other factors (see – The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition), even with respect to transactions and relationships that do not present any potential violation of any applicable sanctions. Even though we maintain a number of U.S. dollar accounts with various financial institutions, at the same time we are also conducting a portion of U.S. dollar transactions with our international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not refuse to process our transactions for such reasons or otherwise, thereby further increasing the currency conversion costs that we have to bear or that our international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If we are not able to conduct transactions in U.S. dollars, we may bear significant currency conversion costs or lose some of our merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and our business, financial condition and results of operations may be materially adversely affected. We can give no assurance that similar issues would not arise with respect to our transactions in other currencies, such as the Euro, which could have similarly adverse consequences for us.

Our bond portfolio could decline in value, which may result in financial losses and have a negative effect on our compliance with banking prudential ratios.

As part of our treasury operations, we hold a portfolio of publicly traded debt securities. Accordingly, in connection with such portfolio, we are exposed to all of the risks that are associated with holding such securities, including unfavorable price fluctuations for any reason, decline in the market liquidity, market volatility, unfavorable changes in interest rates or foreign currency exchange rates affecting our positions, and the risk that the risk-management tools we use, such as value-at-risk formulas and stop-loss orders, will not be effective to prevent losses or will not work as intended. We also bear the risk of defaults by the issuers of the debt securities we hold. Investments in debt securities represented million RUB 13,087, or 15.6% of our total assets as of December 31, 2021. As of 31 December 2021, predominantly all of the securities held by us were Russian sovereign bonds, and corporate bonds, which are subject to abrupt price fluctuations and other various risks in connection with the factors described in " Risks Relating to the Russia and Other Markets in Which We Operate" as well as in connection with various other risk factors that are specific to the issuers of such securities.

We determine fair value of securities based on quoted market information, where it exists, and appropriate valuation methodologies. While we employ rigorous risk management tools to limit the impact of market risk, among other things, on our capital, the fair value of financial instruments may not always be accurately estimated or properly reflected. This may result in an inaccurate assessment of our results of operations and financial position. Any instability on the securities markets can lead to a significant devaluation of our securities portfolio, which would result in financial losses to us and could have a negative impact on Qiwi Bank's prudential ratios (see "-Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations").

For the years ended December 31, 2021 and December 31, 2020, the revaluation loss of our bond portfolio constitued RUB 206 million and RUB 15 million, respectively. If our bond portfolio further declines in value, we may incur losses and suffer negative impact on our prudential ratios, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and increase our profitability.

Certain of our services are offered in countries beyond Russia, and we may look to further expand our geographical footprint if the right opportunities appear. Our expansion into new geographical markets and further development of our international operations depend on our ability to apply our existing technology or to develop new applications to meet the particular needs of each local market or country. We may not have adequate financial, technological or personnel and management resources to develop effective and secure services or distribution channels that will satisfy the demands of these markets. We may not be able to establish partnerships with any counterparties that we may need in order to strengthen our international operations. If we fail to enter new markets or countries or to develop our international operations, we may not be able to continue to grow our revenues and earnings. Furthermore, we may expand into new geographical markets in which we may not have any previous operating experience. We operate in an industry that is often subject to significant regulation, and our lack of familiarity with the regulatory landscape in new markets may result in us running into unanticipated problems or delays in obtaining the requisite regulatory approvals and licenses. We may not be able to successfully expand in such markets due to our lack of experience. Moreover, we may not be able to execute our strategy in our existing international operations successfully, which may result in additional losses or limit our growth prospects. The general anti-Russian sentiment that has become prevalent in the international business community in the wake of the military conflict in Ukraine and resuting sanctions in early 2022 may also hinder of international expansion.

In addition, expanding internationally subjects us to a number of risks, including:

●	greater difficulty in managing foreign operations;
●	expenses associated with localizing our products, including offering consumers the ability to transact in major currencies;
●	higher labor costs and problems integrating employees that we hire in different countries into our existing corporate culture;
●	laws and business practices that favor local competitors;
●	multiple and changing laws, tax regimes and government regulations;
●	foreign currency restrictions and exchange rate fluctuations;
●	changes in a specific country’s or region’s political or economic conditions; and
●	differing intellectual property laws.

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

We cannot guarantee that our shareholders will approve our buyback program or that we will buy back any of our ordinary shares represented by ADSs pursuant to the buyback program, if approved, or that our buyback program will enhance long-term shareholder value.

On March 31, 2022, our board of directors convened an extraordinary general meeting of shareholders to be held on May 16, 2021 for the purpose of approving a buyback program under which the Company may directly or through any of its subsidiaries acquire ordinary shares of the Company represented by the ADSs listed on the Nasdaq Global Select Market and the Moscow Exchange, in the open market (see Item 4.A for details). The buyback program, if approved by our shareholders, would authorize our board of directors to acquire the ordinary shares for a period of 12 months as from the date on which the buyback program is approved. If approved by our shareholders, the specific timing and amount of buybacks under the buyback program, if any, will depend upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to buy back shares may be limited by law or regulatory authority. In particular, in accordance with Cyprus law, the total nominal value of the ordinary shares that may be acquired under by the Company or any of its subsidiary if the buyback program is approved, shall not exceed 10% of the total number of shares outstanding.

Even if the buyback program is approved, we are not obligated to purchase any ordinary shares under the buyback program, and such program may be suspended or discontinued at any time. Buybacks of our ordinary shares pursuant to our buyback program could affect the market price of our ordinary shares or increase their volatility. The existence of a buyback program could also cause the price of our ordinary shares to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our ordinary shares. Additionally, buybacks under the buyback program will diminish our cash reserves, which impacts our ability to pursue possible future strategic opportunities and acquisitions, support our operations, invest in securities and pay dividends and could result in lower overall returns on our cash balances. Buybacks may not enhance shareholder value because the market price of our ordinary shares may decline below the levels at which we buyback ordinary shares, and short-term stock price fluctuations could reduce the program’s effectiveness.

On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including our ADSs), which suspension was later extended until the limited resumption of stock trading on the Moscow Exchange on March 24, 2022, and the full resumption of stock trading on the Moscow Exchange on March 28, 2022. Also, on February 28, 2022, the Nasdaq Global Select Market halted trading in our ADSs and stocks of certain other Russian companies. If such trading suspensions of our ordinary shares on the Nasdaq Global Select Market persists, we will be limited in our ability to purchase ordinary shares under the buyback program due to lower liquidity.

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

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under some of the U.S. state laws. For example, by law existing holders of shares in a Cypriot public company are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied). In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the U.S.:

●	our board of directors can only take certain actions by means of a supermajority vote of 75% of its members, including approving our annual budget and business plan, disposing of our interest in a subsidiary if such disposal results in a change of control over such subsidiary, issuing shares for consideration other than cash and other actions
●	our shareholders are able to convene an extraordinary general meeting; and
●	if our board of directors exercises its right to appoint a director to fill a vacancy on the board created during the term of a director’s appointment, shareholders holding 10.01% of the voting rights of the company may terminate the appointment of all of the directors and initiate reelection of the entire board of directors.

As a result of the differences described above, our shareholders may have rights different to those generally available to shareholders of companies organized under U.S. state laws and our board of directors may find it more difficult to approve certain actions.

Acquisitions of Russian entities are subject to pre-closing approval by multiple government authorities which exercise significant discretion as to whether a consent should be granted or not, and are regulated by numerous laws which are often ambiguous and open to varying interpretations.

Due to our ownership of Qiwi Bank, any transactions resulting in the acquisition of more than 50% of voting power of our company or the right to otherwise direct our business activities would become subject to preliminary approval by the CBR. In addition, any acquisition of more than 50% of our voting power may also be subject to a preliminary approval by the Russian Federal Antimonopoly Service, or the FAS. Furthermore, Qiwi Bank holds encryption licenses which are necessary to conduct its operations, and by virtue of this may be deemed to be a “strategic enterprise” for the purposes of the Federal Law of the Russian Federation No. 57-FZ “On the Procedure for Foreign Investments in Enterprises which are Strategically Important for the State Defense and National Security”, dated April 29, 2008, as amended, or “the Strategic Enterprise Law”. In this case, any acquisition of control over our company would require an approval of a specialized government commission, which is a relatively lengthy process that typically takes between three and six months in practice (see “– Regulation – Regulation of Strategic Investments”). These regulatory approval requirements may have the effect of making a takeover of our company more difficult or less attractive, and may prevent or delay a change of control, which could have a negative impact on the liquidity of, and investor interest in, our ADSs.

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

As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted in certain cases to, and do, follow Cypriot corporate governance practices instead of the corresponding requirements of Nasdaq. We follow Cypriot corporate governance practices with regard to the composition of our board of directors which, unlike the applicable Nasdaq rule for U.S. corporations, do not require that a majority of our directors be independent. Due to the resignation of Ms. Elena Titova from our board of directors, currently only two out of our six directors are independent. Our board of directors has conducted a search for a qualified replacement for Ms. Titova and expects to appoint a third independent director. We also do not have a compensation committee or a nominating committee comprised entirely of independent directors, and our independent directors do not meet in regular executive sessions. In addition, our board of directors has not made any determination whether it will comply with certain Nasdaq rules concerning shareholder approval prior to our taking certain company actions, including the issuance of 20% or more of our then-outstanding share capital or voting power in connection with an acquisition, and our board of directors, in such circumstances, may instead determine to follow Cypriot law. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq corporate governance rules.

In addition, as a result of Ms. Titova’s resignation, the Company is not compliant with Rule 5605(c)(2) of the Nasdaq Rules, which requires a company to have an audit committee comprised of at least three independent directors. The Company has received a Nasdaq Staff Notification letter dated April 28, 2022, in which Nasdaq has provided the Company with a cure period in order to regain compliance as follows: (i) until the earlier of the Company’s next annual shareholders’ meeting or April 20, 2023; or (ii) if the next annual shareholders’ meeting is held before October 17, 2022, then the Company must evidence compliance no later than October 17, 2022. The Board has conducted a search for a qualified replacement for Ms. Titova and expects to appoint a third independent director to the Board and to the audit committee within the stated cure period. If we fail do so, the Company could become subject to delisting by Nasdaq.

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

Risks Relating to Russia and Other Markets in Which We Operate

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

Our business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law we distinguish three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. There can be no assurance that we will always be able to collect all necessary data to perform the identification procedure in full or that the data the users provide us for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. Due to the lack of clarity and gaps existing under the current customer identification legislation, we have to employ a risk-based approach to customer KYC and sometimes make judgment calls in applying anti-money laundering legislation, with the resulting risk of being found in non-compliance with it. Thus, current situation could cause us to be in violation of the identification requirements. In case we are forced to change our approaches to identification procedure or in case the identification requirements are further tightened, it could negatively affect the number of our consumers and, consequently, our volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. See also “– Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”. If we are found to be in non-compliance with any of its requirements, we could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

Political and governmental instability could adversely affect the value of investments in Russia.

Political conditions in Russia were highly volatile in the 1990s, as evidenced by the frequent conflicts amongst executive, legislative and judicial authorities, which negatively impacted the business and investment climate in the Russian Federation. Over the past three decades the course of political and other reforms has in some respects been uneven and the composition of the Russian Government has at times been unstable. The Russian political system continues to be vulnerable to popular dissatisfaction, including dissatisfaction with the results of the privatizations of the 1990s, as well as to demands for autonomy from certain religious, ethnic and regional groups.

On January 15, 2020, Russian Prime Minister Dmitry Medvedev announced that he and the entire Government were resigning after President Vladimir Putin proposed constitutional amendments that would, among other things, strengthen the powers of the Russian parliament regarding appointment of the Prime Minister and members of the Government. Vladimir Putin has subsequently nominated the former head of the Federal Taxation Service, Mikhail Mishustin, to replace Dmitry Medvedev as Prime Minister and appointed the new Government. Future changes in the Russian Government, the State Duma or the presidency, major policy shifts or eventual lack of consensus between the president, the Russian Government, Russia’s parliament and powerful economic groups could lead to political instability. Additionally, the potential for political instability resulting from the worsening of the economic situation in Russia and deteriorating standards of living should not be underestimated. Any such instability could negatively affect the economic and political environment in Russia, particularly in the short term. Shifts in governmental policy and regulation in Russia are less predictable than in many Western democracies and could disrupt or reverse political, economic and regulatory reforms. Any significant change in the Russian Government’s program of reform in Russia could lead to the deterioration of Russia’s investment climate that might limit our ability to obtain financing in the international capital markets or otherwise have a material adverse effect on our business, financial condition and results of operations.

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

In addition to the military conflict in Ukraine (see “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”) other recent points of tension between Russia and Western governments have included: the Russian role in the Syrian crisis and its military support for the government of Syria; the alleged involvement of the Russian government in the cyber-attacks aimed at disrupting the election process in the U.S.; the alleged involvement of the Russian intelligence service in an attempted poisoning of a Russian citizen in the UK; the incident involving Ukrainian vessels near the Kerch Strait in November 2018; and the incarceration of a prominent Russian public figure Alexey Navalny. All of the above have led to escalation of geopolitical tensions, and sometimes introduction or expansion of international sanctions or other countermeasures by Western countries against Russia, or calls for introduction of additional sanctions, and may continue to do so in the future. The emergence of new or escalated tensions between Russia and neighboring states or other states could negatively affect the Russian economy. This, in turn, may result in a general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

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

Any of the following risks, which the Russian economy has experienced at various points in the past, may have or have already had a significant adverse effect on the economic climate in Russia and may burden or have already burdened our operations:

●	international sanctions;
●	significant declines in gross domestic product, or GDP;
●	high levels of inflation;
●	sudden price declines in the natural resource sector;
●	high and fast-growing interest rates;
●	unstable credit conditions;
●	high state debt/GDP ratio;
●	instability in the local currency market;
●	a weakly diversified economy which depends significantly on global prices of commodities;
●	lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;
●	pervasive capital flight;
●	corruption and the penetration of organized crime into the economy;
●	significant increases in unemployment and underemployment;
●	the impoverishment of a large portion of the Russian population;
●	large number of unprofitable enterprises which continue to operate due to deficiency in the existing bankruptcy procedure;
●	prevalent practice of tax evasion; and
●	growth of the black-market economy.

As Russia produces and exports large quantities of crude oil, natural gas, petroleum products and other commodities, the Russian economy is particularly vulnerable to fluctuations in oil and gas prices as well as other commodities prices, which historically have been subject to significant volatility over time, as illustrated by the recent decline in crude oil prices. Russian banks, and the Russian economy generally, were adversely affected by the global financial crisis. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016-2017 some of those economic trends reversed or moderated, with oil prices increasing somewhat, inflation rates declining significantly and gross domestic product returning to modest growth. Economic instability resumed in 2018, with the ruble depreciating significantly and inflation exceeding the government’s forecasts. In 2019, the ruble was relatively stable with intermittent volatility and inflation was below government forecast; however, the first quarter of 2020 saw another abrupt drop in oil prices, and, as a result, the value of the ruble, which then continued to be volatile throughout 2020 and 2021 (see “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”). There can be no assurance that any measures adopted by the Russian government to mitigate the effect of any financial and economic crisis will result in a sustainable recovery of the Russian economy. Discussions are currently ongoing with respect to potential limits on trade in energy with Russia, which represent a major source of income for the country. If such measures are adopted, this could further exacerbate the economic crisis unraveling in Russia.

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

There are currently a limited number of creditworthy Russian banks (most of which are headquartered in Moscow). Although the CBR has the mandate and authority to suspend banking licenses of insolvent banks, some insolvent banks still operate. Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. Banking supervision is also often inadequate, as a result of which many banks do not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks. Prior to the onset of the 2008 global economic crisis, there had been a rapid increase in lending by Russian banks, which many believe had been accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market was leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which further deteriorated the risk profile of the assets of Russian banks. The global financial crisis of 2007-2008 has led to the collapse or bailout of some Russian banks and to significant liquidity constraints for others. Profitability levels of most Russian banks have been adversely affected. Indeed, the global crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Russian banks and other financial institutions. In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Ugra, Master-Bank, Investbank, ProBusinessBank, Svyaznoy Bank, Vneshprombank, Tatfondbank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition, in the course of 2017 three of Russia’s largest private banks, Otkritie Bank, Binbank and Promsvyazbank, were all bailed out and taken over by the CBR through the newly established Banking Industry Consolidation Fund, since all of them were allegedly unable to perform their obligations as they fell due for various reasons. License revocations have continued throughout 2018 and 2019, again with some major banks impacted. The private banking sector in Russia, always relatively minor compared to state players like Sberbank and VTB to begin with, has contracted severely as a result. This can be expected to result in reduced competition in the banking sector (while at the same time putting alternative payment solution providers such as ourselves in the position of having to predominantly compete with the government itself), increased inflation and a general deterioration of the quality of the Russian banking industry. It could be expected that the difficulties currently faced by the Russian economy could result in further collapses of Russian banks. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Current economic circumstances in Russia, and foreign sanctions that have hit the banking industry in particular disproportionately hard, are putting stress on the Russian banking system. These circumstances decrease the affordability of consumer credit, putting further pressure on overall consumer purchasing power. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble.

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

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. According to Rosstat, inflation in Russia was 12.9% in 2015, 5.4% in 2016, 2.5% in 2017, 4.2% in 2018, 3% in 2019 and 4.9% in 2020. In 2021 inflation amounted to 8.4%, based on Rosstat estimates, mainly as a result of COVID-19 pandemic. In response to the unprecedented drop in the ruble/U.S. dollar exchange rate in February-March 2022, Russian Central Bank raised the key rate to 20%, and the level of inflation is expected to increase substantially in 2022. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

The immaturity of legal systems, processes and practices in Russia may adversely affect our business, financial condition and results of operations.

Risks associated with the legal system of Russia include, to varying degrees, inconsistencies between and among laws, presidential decrees, edicts and governmental and ministerial orders and resolutions; conflicting local, regional, and federal rules and regulations; the lack of judicial or administrative guidance regarding the interpretation of the applicable rules; the untested nature of the independence of the judiciary and its immunity from political, social and commercial influences; the relative inexperience of jurists, judges and courts in interpreting recently enacted legislation and complex commercial arrangements; a high degree of unchecked discretion on the part of governmental authorities; alleged corruption within the judiciary and governmental authorities; substantial gaps in the regulatory structure due to delays in or absence of implementing regulations; bankruptcy procedures that are not well-developed and are subject to abuse; and a lack of binding judicial precedent. All of these weaknesses affect our ability to protect and enforce our legal rights, including rights under contracts, and to defend against claims by others. In addition, the merger of the Supreme Arbitration Court of the Russian Federation, which used to oversee business disputes, into the Supreme Court, which used to only handle criminal cases and civil lawsuits, is viewed by some as having further aggravated these issues. The Russian judicial system is not immune from economic and political influences.

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

In addition to Russia, our operations in Kazakhstan are significant. In many respects, the risks we face in operating business in Kazakhstan are similar to those in Russia as set out above in “– Risks Relating to the Russia and Other Markets in Which We Operate”. As is typical of an emerging market, Kazakhstan does not possess a well-developed business, legal and regulatory infrastructure and has been subject to substantial political, economic and social change. Our business in Kazakhstan is subject to Kazakhstan specific laws and regulations including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. In addition, we are exposed to foreign currency fluctuations between the Russian ruble and the Kazakh tenge, which could affect our financial position and our profitability. Our failure to manage the risks associated with doing business in Kazakhstan could have a material adverse effect upon our results of operations.

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

The OECD Inclusive Framework (IF) on BEPS have been developing a ‘two-pillar’ approach in an effort to address the tax challenges arising from the digitalization of the economy (also known as the BEPS 2.0 project). In June and July 2021, a political agreement on the key aspects of the proposals was reached by the G7, G20, and many of the OECD IF countries. Furthermore, in October 2021, the OECD/G20 IF published an updated statement on the two-pillar solution which has been agreed by 136 IF member countries. Under Pillar One, a formulaic share of the consolidated profit of certain multinational enterprises (MNE) will be allocated to markets (i.e. where sales arise). Pillar One will apply to MNEs with profitability above 10% and global turnover above EUR 20bn. Pillar Two introduces a global minimum effective tax rate of 15%. Companies with global turnover above EUR 750m will be within the scope of Pillar Two, with headquarter jurisdictions retaining the option to apply the rules to smaller, domestic MNEs. Pillar Two should also introduce Subject to Tax Rule resulting in additional taxation of certain types of income paid at source to jurisdictions where it taxed at tax rates below certain threshold. Pillar One and Pillar Two are expected to take effect in 2023 at the earliest.

Russian Federation and UAE are members of the IF. Cyprus is not currently a member of the IF, however an announcement issued by the Cyprus Ministry of Finance on October 9 2021 highlighted that Cyprus is in alignment with the principles governing the two-pillar plan of the IF’s agreement.

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

Starting from January 1, 2015, a number of amendments have been made to the Russian tax legislation introducing, among others, the concepts of controlled foreign companies, corporate tax residency and beneficial ownership (see also “Risk Factors – Risks Relating to Taxation - Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”).

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

As mentioned in “Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations” the OECD is actively developing a ‘two-pillar’ approach in an effort to address the tax challenges arising from the digitalization of the economy (also known as the BEPS 2.0 project). It is currently unclear how this initiative will be addressed in Russian tax legislation (if at all), what will be the effect from these initiatives and how these initiatives will impact on business and operations.

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

For example, there was an initiative of Russian Ministry of Finance to introduce progressive profits tax rate in case dividends distributed by the Russian corporate taxpayers exceed investments. Although the respective amendments were considered as requiring further development and were not enacted in 2021 it may not be excluded that this concept will be revisited and introduced in the future. If such initiative finally is adopted, the Company may be subject to such additional profit tax in Russian Federation.

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

The Russian Ministry of Finance issued clarifications that the concepts expressed in Resolution No. 53 and evolved in the relevant court practice should not be applied by the Russian tax authorities in the course of tax audits following the enactment of new anti-avoidance rules. However, it cannot be excluded that this new concept could be applied by the tax authorities in a broader sense. There were some publications in mass media with reference to the Head of Federal Tax Service of the Russian Federation stating that more than 85% of tax disputes based on Article 54.1 of the Russian Tax Code are ruled out in favor of the tax authorities. Furthermore, recently the Russian tax authorities issued the new clarifications regarding application of Article 54.1 of the Russian Tax Code. In view of this trend and taking into the account the uncertainties with application of anti-avoidance concept, this could possibly expose our Group to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

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

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019, transactions between Russian tax residents are subject to transfer pricing control only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and at the same time one of the conditions stipulated in Article 105.14 of Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with counterparties from blacklisted countries, transactions between related parties with participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 60 million threshold. As a side effect of this change, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

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

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two related parties which differ from those which would have been made between independent parties, any profits which would have accrued to one of the parties had the two parties been independent, but have not so accrued, may be included in the profits of that party and taxed accordingly. The amendment to the income tax law, effective as of January 1, 2015, extends the arm’s length principle by introducing the possibility of, in cases where two related Cyprus tax residents transact and the Cyprus tax authorities make an upward arm’s length adjustment to one of them, effecting a corresponding downwards adjustment to the other one.

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

The Protocol of September 8, 2020 coming into effect from January 2021 and amending Russia-Cyprus double tax treaty increased withholding tax rates in respect of interest and dividend income to 15% (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The reduced 5% tax rate in respect of dividend and interest income is envisaged for certain categories of income recipients, including public companies whose shares are listed on a registered stock exchange provided that at least 15% of the voting shares of that company are in free float and which holds directly at least 15% of the capital of the company paying the dividends throughout a 365 days period that includes the day of payment of the dividends. The Cypriot holding company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus double tax treaty in respect of dividend income, including more than 15% free float. However, there is some uncertainty in respect of the approach as to how to establish the percentage of depository receipts in free float. Although, the Russian Ministry of Finance issued some clarifications on this matter there is still some possibility that different interpretations could be applied given the vague wording of such clarification. Also, there is no assurance that the Russian Ministry of Finance will not revise its position in the future or that the Russian tax authorities will not challenge the Company’s position in this respect. There is also no assurance that the reduced withholding income tax rate under the Russia-Cyprus double tax treaty will be applied to interest income.

The application of Russia-Cyprus double tax treaty benefits could be also disallowed if our Cypriot holding company fails to duly perform the treaty clearance procedures at the date when the dividend payment is made. In this case, we may seek to claim as a refund the difference between the 15% tax withheld and the reduced rate of 5% (as applicable). However, there can be no assurance that such taxes would be refunded in practice. Furthermore, starting from January 1, 2015, a number of amendments had been made to the Russian tax legislation introducing, amongst others, the concept of beneficial ownership. Under this concept, double tax treaty benefits are only available to the recipient of income from Russian sources, if such recipient is the beneficial owner of the relevant income. Foreign entities that do not qualify as beneficial owners may not claim double tax treaty relief even if they are residents in a double tax treaty country. Starting from 1 January 2017, the Russian Tax Code requires the tax agent to obtain confirmation from the non-resident holder-legal entity that it is the beneficial owner of the relevant income. Russian tax law provides neither the form of such confirmation nor the precise list of documents which can demonstrate the beneficial owner status of the recipient with respect to the received income. Due to the introduction of these changes, there can be no assurance that treaty relief at source will be available in practice. According to the clarifications of the Russian tax authorities, a foreign company may not benefit from a double tax treaty if its activity does not have a real business purpose, if such company does not bear any risks that are normal for business activity, such company does not benefit from the use of such income and its employees actually do not control/ manage such company. If activities of the company are limited to investments and/or financing of a group of companies, it cannot be considered as an independent business activity and it is not enough to confirm the beneficial owner status of the recipient of income. In addition, it is unclear how the beneficial ownership concept will evolve in the future. As a result, there is a risk that application of the concept of beneficial ownership may result in the inability of the foreign companies within our Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia.

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

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident in Cyprus for tax purposes if its management and control is exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. For more details in relation to tax residency in Cyprus see “Item 10.E Taxation – Material Cypriot Tax Considerations – Tax residency of a company”. On 9 December 2021, the Cyprus Parliament voted to pass into law two bills for amending the Cyprus tax legislation in order to address aggressive tax planning, one of which being the introduction of a corporate tax residency test based on incorporation in addition to the existing “management and control” test.

If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the double tax treaties entered into between Cyprus and other countries.

The double tax treaty in force between Cyprus and Russia provides that a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. In case both states claim the tax residency of the company, the process of determining the effective management will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors. It cannot be excluded that the Covid-19 restrictions limiting the ability of the directors who are not Cypriot citizens to travel and physically attend the meetings of the board of directors could have certain impact on the application of the Cypriot tax residency concept and associated risks. However, the Сompany has already obtained a tax ruling from the Cyprus tax authorities where the Cyprus tax authorities confirm that tax residency position of the Company for 2020 and 2021 is not affected by the fact that the Board of Directors’ meetings did not physically take place in Cyprus due to Covid-19 related circumstances.

Our companies established outside of Russia may be exposed to taxation in Russia.

Due to our international structure (see “Item 18. Financial Statements, Note 5. Consolidated subsidiaries”), we are subject to permanent establishment, tax residency rules and transfer pricing risks in various jurisdictions in which we operate. We manage the related risks by looking at management functions and risks in various countries and level of profits allocated to each subsidiary. If additional taxes are assessed in connection with these matters, they may be material.

Under the Russian Tax Code, a foreign legal entity may be recognized as a Russian tax resident if such entity is managed from Russia. There are certain rules for determining the place of effective management for foreign companies. In particular, a foreign entity is considered to be managed from Russia if such entity and its business meet at least one of the following criteria: (i) its executive body (bodies) regularly acts (act) on its behalf from Russia; or (ii) its senior (management) staff (persons authorized to plan, supervise and manage the undertaking’s business, and who are liable therefor) predominantly perform their management functions (that is, making decisions and carrying out other actions relating to the business of the entity falling within the competence of its executive bodies) in Russia. If an entity is recognized as Russian tax resident it is obligated to register with the Russian tax authorities, calculate and pay Russian tax on its worldwide income and comply with other tax-related rules established for Russian legal entities or organizations. There is an uncertainty as to how these criteria could be applied by the Russian tax authorities in practice.

We may not rule out the possibility that, as a result of these regulations, we or our companies established outside of Russia might be deemed to have become Russian tax residents, subject to all applicable Russian taxes, which could have a material adverse effect on our business, financial conditions and results of operations. In addition, if we are regarded as Russian tax resident dividend income received by the Non-Resident Holders of ADSs may be subject to Russian withholding tax at 15%. Due to certain specifics and uncertainty surrounding the withholding tax mechanism in Russia our recognition as Russian tax resident may also lead to taxation of dividends received by Russian Resident Holders at source at a 15% tax rate, normally applicable to Non-Resident Holders.

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

Under the concept of “corporate tax residency” a foreign legal entity may be recognized as a Russian tax resident (see “Our companies established outside of Russia may be exposed to taxation in Russia”.: When an entity is recognized as Russian tax resident it is obligated to register with the Russian tax authorities, calculate and pay Russian tax on its worldwide income and comply with other tax-related rules established for Russian entities. There is still an uncertainty as to how these criteria will be applied by the Russian tax authorities in practice.

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

It cannot be excluded that we might be subject to additional tax liabilities because of these changes being introduced and applied to transactions carried out by us, which could have a material adverse effect on our business, financial condition and results of operations (see also “We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia”, “Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations” and “Our companies established outside of Russia may be exposed to taxation in Russia”).

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

It is currently unclear how the Russian tax authorities could interpret and apply thin capitalisation rules. Specifically, it is unclear whether thin capitalization rules should be applied to coupon payments on bonds issued by one of our Russian subsidiaries when the investors in such bonds have irrevocable public offer from Group companies in place. If thin capitalization rules are applied, the Russian tax authorities may disallow part or full coupon payments for income tax deduction purposes. As a result, non-deductible coupon payments would be considered as payment of dividends and subsequently would be subject to withholding tax rate at 13% or 15%. As at the date of this Report there is no available court practice on this matter. It cannot be ruled out that we might be subject to additional tax liabilities, which could have a material adverse effect on our business.

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

Income in the form of material benefit from the acquisition of the ADSs below the fair market value may be subject to Russian personal income tax

Generally, no Russian tax implications should arise for holders of ADSs, whether resident in Russia or not, upon the purchase of the ADSs. However, in certain circumstances, taxable income in the form of a so-called material benefit (imputed income) may arise for holders who are individuals if the ADSs are purchased at a price below market value. The difference may become subject to Russian personal income tax at the rate of 13% or 15% (if an individual’s annual income is over RUB 5 million) for Russian resident holders which are individuals and, if treated as Russian-source income, 30% (or such other tax rate as may be effective at the time of acquisition) for non-resident holders which are individuals, which may be subject to reduction or elimination under an applicable double taxation treaty.

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

We will be classified as a PFIC in any taxable year if either: (a) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (b) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation, for this purpose, we generally treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. In prior years, we have relied on the presence of goodwill to avoid being classified as a PFIC; however, a decline in the price of our ADSs during 2021 has resulted in such goodwill declining significantly. We currently hold a substantial amount of cash and cash equivalents and other passive assets used in our business and the value of our gross assets is likely to be determined in large part by reference to our market capitalization securities. We maintain such substantial amounts of cash and cash equivalents in order to comply with certain Russian banking regulations. Our cash and cash equivalents are not maintained in such a manner that they can be treated as active assets for purposes of the PFIC tests. As such, it is likely that we were classified as a PFIC for the taxable year ended December 31, 2021. Nevertheless, we believe that we are an active business and do not intend to take the position that we were a PFIC in 2021, though there is no certainty in this regard.

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

Our ADSs trade on both Nasdaq and MOEX. Trading in our ADSs on these markets occurs in different currencies (U.S. dollars on Nasdaq and Russian rubles on MOEX) and at different times (due to different time zones, trading days and public holidays in the United States and Russia). The trading prices of our ADSs on these two markets may differ due to these and other factors. The liquidity of trading in our ADSs on MOEX is limited. This may impair your ability to sell your ADSs on MOEX at the time you wish to sell them or at a price that you consider reasonable. In addition, trading of a small number of ADSs on that market could adversely impact the price of our ADSs significantly and could, in turn, impact the price in the United States. ADSs are completely fungible between both markets. Any decrease in the trading price of our ADSs on one of these markets could cause a decrease in the trading price of our ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, the time required to move the ADSs from one market to another may vary and there is no certainty of when ADSs that are moved will be available for trading or settlement. There can be furthermore no assurance that ADSs may be moved between markets in the current market environment.

Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline.

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 62,712,975 ordinary shares, including those represented by ADSs. Our shares that are not currently represented by ADSs could generally be added into our ADS program in relatively short order, subject to applicable securities laws restrictions. Our two significant shareholders (see Item 7.A Major Shareholders”) have certain registration rights and are able to cause us to conduct registered offerings. A significant sale of our securities by any of these holders or any other future owner of a substantial stake in our company could have a detrimental effect on the trading price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the United States and most of our current directors and executive officers reside outside the United States.

Our presence outside the United States may limit investors’ legal recourse against us. We are incorporated under the laws of the Republic of Cyprus. All of our current directors and senior officers reside outside the United States, principally in the Russian Federation. Substantially all of our assets and the assets of our current directors and executive officers are located outside the United States, principally in the Russian Federation. As a result, investors may not be able to effect service of process within the United States upon our company or its directors and executive officers or to enforce U.S. court judgments obtained against our company or its directors and executive officers in Russia, Cyprus or other jurisdictions outside the United States, including actions under the civil liability provisions of U.S. securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon US securities laws. There is no treaty between the United States and Russia providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive investors of effective legal recourse for claims related to their investment in our ADSs.

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

ITEM 4.Information on the Company

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

Our primary subsidiaries are QIWI Bank (JSC), or Qiwi Bank, and JSC QIWI. JSC QIWI was incorporated in Russia in January 2004, and its key business functions include the provision of payment processing services as well as development and maintenance of our physical distribution network.

In September 2010, we acquired Qiwi Bank from a group of our then-current shareholders. In June 2015, we acquired the Rapida payment processing system and the CONTACT money transfer system, and subsequently in April 2017, they merged into Qiwi Bank.

In 2016, we launched a payment-by-installment card project SOVEST. In July 2020, following a strategic decision to divest the project, we sold the SOVEST consumer-lending business to Sovcombank. In connection with this transaction we assigned receivables from SOVEST customers (the portfolio of installment card loans) and transferred certain other assets related to the SOVEST project to Sovcombank.

In March 2017, we acquired Flocktory, a SaaS platform for customer lifecycle management and personalization focused primarily on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, based on data collection and analysis.

In June 2018, QIWI signed a partnership agreement to establish a new entity JSC Tochka to collectively develop the Tochka business, as a digital banking service focused on offering a broad range of services to small and medium-sized businesses. JSC Tochka commenced its business operations in February 2019. In September 2021, we sold our stake in JSC Tochka.

In July 2018, we acquired Rocketbank, a digital banking service offering debit cards and deposits to retail customers. In 2019, the Board of Directors requested the management to investigate the potential for a partial or complete sale of Rocketbank. As we were unable to find a suitable buyer for Rocketbank, the Board of Directors resolved to wind down Rocketbank’s operations. The wind-down of Rocketbank’s operations was substantially completed in 2020.

In 2019, we launched the Factoring PLUS project (renamed ROWI project in 2021), which develops factoring financing and digital bank guarantee products. In 2021, as part of our ROWI project we also started providing online loans for performance of public procurement contracts and online funding for marketplace sellers based on sales scoring via personal account data. In order to fund the growth of the factoring portfolio, in October 2020 our special purpose finance vehicle, QIWI Finance LLC, incorporated in Russia, issued RUB 5 billion unsecured bonds due in 2023 that were listed on the Moscow Stock Exchange.

In 2021 ContactPay Solution Ltd., our subsidiary in UK, obtained an EMI (Electronic Money Institution) license in UK that enables us to provide payment services to consumers, merchants and partners throughout the European Union.

In 1Q 2022, QIWI acquired the Taxiaggregator SaaS platform that provides payment solutions and data analytics tool for taxi companies and taxi drivers. The transaction aims to further develop QIWI’s value proposition in the payment segment for the self-employed. It serves as a foundation for transforming QIWI’s offering from a “payment solution provider” into a “full-cycle taxi ecosystem.”

In 1Q 2022, QIWI convened an EGM to approve a buyback program. On the recommendation of the Board of Directors it was proposed to approve acquisition by the Company directly or through any of its subsidiary of ordinary shares of the Company represented by the ADSs listed at Nasdaq Global Select Market and Moscow Exchange (MOEX), and to authorize the Board to buyback ordinary shares of the Company represented by the ADSs. The purpose of the buyback is to purchase the ordinary shares of the Company represented by the ADSs in the open market at current prices which the Company perceives to be below the fundamental value in order to:

●	return additional value to shareholders;
●	use as equity consideration for potential value-accretive M&As;
●	fund the Company's long-term incentive plan;
●	return repurchased shares back to the market when price level recovers.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2021 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects.”

For a description of the rules and regulations under which we are governed, see Item 4 “Regulation.”

B.	Business Overview

We are a leading provider of cutting-edge payment and financial services in Russia and the CIS. For over 20 years we have been at the forefront of fintech innovation to facilitate and secure digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products through our main product families: QIWI payment and financial services ecosystem for merchants and B2C clients across various digital use cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, Taxiaggregator SaaS platform for taxi companies and drivers, as well as several startup projects at various stages of development.

We have an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customer and B2B partners. As of December 31, 2021, our network allows over 27 million of customers and partners to accept and transfer RUB 144 billion of cash and electronic payments monthly and our money remittance payment platform CONTACT connects businesses and people from over 185 countries via over 670 thousand service points.

Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand offers small and medium-sized businesses (SMEs) digital factoring, bank guarantees and other financial solutions.

We continously strive to broaden the scope of services, products, and use cases that we offer our customers and partners and aim penetrate new market niches where our offering could be a fit. We believe the complementary combination of our physical and virtual payment and financial services as well as our open infrastructure provide differentiated convenience to our customers and create a strong network effect that drives payment volume, scale across the business and helps us sustain robust profitability.

We operate in and target growing markets and segments that lack convenient digital solutions for customers and partners to pay or accept payments for goods and services, transfer money or use other financial tools in online, mobile and physical environments or that are largely cash-based. We help consumers, merchants and partners connect more efficiently in these markets by providing an integrated network of virtual wallets, applications, acquiring and payout services, open APIs and physical distribution points as well as payment gateways and methods that enable consumers to use differentiated funding sources to pay to any merchant or to another user in or outside of our network or access other services quickly and securely through a variety of interfaces.We believe our expertise, infrastracture and efficient business model make us well positioned to benefit from strong secular tailwinds, including growth of the gig economy, overall digitalization of payments, and e-commerce trends.

Our platform and products provide simple and intuitive user interfaces, convenient access, quick on-boarding and high-quality services combined with the reputation and trust associated with the QIWI Group brands. In Russia and Kazakhstan, the QIWI brand is well known and our digital solutions as well as our kiosks and terminals provide differentiated access to alternative payment infrastructure for our customers in those countries. We believe that the popularity and usage of our financial services in Russia is increasing, with these services well regarded by our customers. Further, in 2021 we received EMI (Electronic Money Institution) license in UK that enables us to provide payment services to consumers, merchants and partners throughout the European Union. It opens up new opportunities for us to extend our customer base and expand abroad. No sizable business is conducted on the basis of such license as of the day of this report.

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

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest digital, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that the breadth and reach of our network and product offering, along with the proprietary nature of our technology platform, differentiates us from our competitors and allows us to effectively manage and update our services and realize a strong operating advantage with growth in volumes and diversification of our product offering. Historically, our payment services business has been a major part of our operations and it currently generates most of our revenues. We are constantly striving to diversify our product offering and range of services with certain new projects contributing to our payment services business and others aimed at penetrating new areas of the financial services market. In order to best reflect our current operational and management structure, we distinguish two key operating segments, as set out below:

●	Payment Services segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, CONTACT Money Remittance system; and our merchant focused services, such as acquiring services;
●	Corporate and Other category, which encompasses expenses associated with the corporate operations of QIWI Group, as well as our R&D, early stage business models or non-core projects, and projects that don’t pass the threshold for qualifying as separate reporting segments, including Tochka, ROWI (the new brand previously known as Factoring PLUS), and Flocktory.

Payment Services

Payment Services historically have been and continue to be our key business and core area of expertise. We offer our customers and partners unique payment processing infrastructure with easy on-boarding and diverse functionality that works seamlessly across virtual and physical channels and a wide range of accessible, intuitive digital services. We aim to develop a secure and convenient multi-use case platform to help our customers and partners satisfy a full range of their transactional and financial needs, which among others include:

●	acceptance of payments;
●	mass payout;
●	issuance of plastic and virtual bank cards;
●	internet acquiring;
●	payment gateways;
●	various while label solutions;
●	classic money remittance services via CONTACT payment platform

Our Payment Network

Consumers and partners access our payment network through two primary channels: 1) virtual distribution, represented by our online products and APIs that we operate and 2) our physical distribution, represented by kiosks and terminals as well as payment gateways. These two channels are highly synergetic, creating a self-reinforcing network that we believe has been key for the continuing success of our business.

In 2019, 2020, and 2021, we processed RUB 1,489 billion, RUB 1,617 billion and RUB 1,735 billion in payments, respectively.

Virtual Distribution

Overview

We offer our customers and partners a variety of payment products and services, including our core QIWI Wallet product. QIWI Wallet is an online and mobile payment processing and money transfer system that we operate in Russia, Kazakhstan and other countries which allows customers to pay for the products and services of the merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. Using a virtual wallet, its holder can make online purchases and payments through a convenient, secure and intuitive online or mobile interface with multiple payment methods. QIWI Wallet allows our customers and partners to create and use highly customizable payment and payout solutions built on our infrastructure and covering a wide variety of business and personal needs. We believe QIWI Wallet is one of the leading virtual wallets in Russia.

We also operate the QIWI Wallet brand in certain jurisdictions outside of Russia, predominantly in Kazakhstan.

In 2019, 2020 and 2021, we had 22.5 million, 18.1 million, and 14.1 million active virtual wallets registered with our system as of year-end, respectively. The decline in number of active virtual wallets primarily resulted from the introduction of limitations on the anonymous wallets and enhancement of certain KYC, identification and compliance procedures. The number of active wallets was also affected by the CBR restrictions imposed in December 2020 resulting in outflow of clients that customarily used our services specifically for payments to merchants that have become subject to the restrictions. Furthermore, most of the 1.3 million QIWI wallet accounts previously created solely for the purposes of making bets via QIWI TSUPIS using payment methods other than QIWI wallet have been inactive since October 2021 when QIWI stopped providing TSUPIS services. We are focused on diversification of our product proposition and increase of payment volumes per QIWI wallet account. In 4Q 2021, payment volume per active QIWI wallet account was 62% higher year-over-year.

Apart from the broad functionality of our core QIWI Wallet product, we aim to offer our consumers certain additional products and applications that complement or enhance our main value proposition. For instance, our Qiwi Bonus offers discounts, cash-backs and loyalty programs from our merchants. We are also developing digital money remittance services as part of CONTACT money remittance system proposition. Additionally, we offer our customers an open API (Application Programming Interface) solution that allows to customize the interface of QIWI Wallet to make payment acceptance and collection more convenient. QIWI Wallet open API is one of the core features of our QIWI Master product that was developed specifically for self-employed individuals working in the online advertising industry. QIWI Master allows them to issue an infinite number of virtual cards that can be linked to one QIWI Wallet in order to track costs for different advertising campaigns simultaneously in an intuitive and user-friendly manner.

We offer our merchants and partners a number of solutions that complement and improve on our basic payment acceptance capabilities. These products include a solution for merchants to connect QIWI Wallet directly to their checkout page and manage their account with us online; acquiring services that enable merchants to get a one stop payment acceptance solution with the majority of means of payments, mass payouts solutions for the digital entertainment industry or businesses working with self-employed individuals, and certain other infrastructural solutions. We also provide virtual MIR cards to our customers. Our merchants and partners benefit from our robust infrastructure for customer identification, deposits, payments and transfers, legal and accounting support, AML/CFT controls and fraud monitoring.

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

How Our Virtual Wallet Works

Payments made through QIWI Wallet can be categorized into push payments and pull payments. A push payment is a payment initiated by the consumer from a QIWI Wallet interface. Typical push payments include money remittance transactions, utility payments or mobile top-ups. After entering QIWI Wallet through one of its secure interfaces, a consumer is required to select the name of the merchant from hyperlink icon menu or using the search function, and then to type in the payment amount. Consumers are not subject to a fee when making most payments through QIWI Wallet. Additionally, consumers are able to link their bank cards to their QIWI Wallet accounts to make online payments without divulging their bank card details on merchant websites, decreasing the perceived risk of fraud associated with online payments. Payouts to QIWI Wallet made by the partners and merchants we serve are also mostly push payments.

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

QIWI branded kiosks and terminals historically have been the primary means that consumers use to reload their QIWI Wallet accounts. In 2015 the percentage of reloads made through bank cards, mobile phone balances and directly from bank accounts was less than 15% of total reloads, increasing to more than 25% in 2016. After that we observed a further increase in the proportion of non-cash reload channels as well as the growing share of top ups through different payout mechanisms. As of the end of 2021, the share of these non-cash top-ups surpassed 86% of the total reloads following the decline in the number of our kiosks and third party kiosks on the market (see “Item 3.D Risk Factors—Risks Relating to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”) and diversification of our payment infrastructure and product offering as well as overall market trend towards digitalization of payments.

Our International Virtual Wallets

As of December 31, 2021, the vast majority of active QIWI Wallet accounts were based in Russia. We also have a limited number of electronic wallets in Kazakhstan.

QIWI Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk of fraud associated with traditional credit and debit cards. Our QIWI Visa Plastic Card is a physical card that can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. QIWI Visa Plastic Cards are linked to the balance of the consumer’s QIWI Wallet and can serve as another extension of QIWI Wallet in to the physical environment. Up until March 10, 2022, these cards could be ordered through a QIWI Wallet. Visa QIWI Plastic Card complements our online capabilities and offers customers a wide range of use cases such as full scope light banking services including cash and electronic reloads, intuitive online interfaces, all types of payments and remittances and cash withdrawals from participating ATMs.

On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Qiwi Bank unable to issue Visa and Mastercard cards. Effective March 10, 2022 transactions with Visa and MasterCard cards issued in Russia are no longer supported by these payment systems and these cards no longer work outside of the country. In addition, any Visa and MasterCard cards issued by financial institutions outside of Russia don’t work within the Russian Federation. Nevertheless, operations with such cards issued in Russia before the announced changes remain uninterrupted as they are processed through the National Payment Card System. Due to these changes QIWI is no longer able to issue VISA prepaid cards. As majority of our operations conducted in Rubles and availability of QIWI Wallet services as payment method was not affected, we do not see any meaningful impact on our operations and financial results due to such changes.

QIWI Bank has also been issuing physical MIR-branded cards since 2019 for our RusLom project. In March 2022, we started to issue MIR virtual cards. We also plan to launch the MIR Pay contactless payments for QIWI customers.

Physical distribution

Overview

Our physical distribution comprises approximately 75,000 kiosks and approximately 18,000 terminals (including various interfaces at physical points of service) that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the customized interfaces that display our broad range of payment services and ensure the connectivity to our processing platform.

In 2019, 2020 and 2021 we had approximately 111,000, 94,000 and 75,000 kiosks and around 23,000, 19,000 and 18,000 terminals in our network as of year-end, respectively (for a discussion of the dynamics of the number of kiosks and terminals please see – Item 5.A Operating Results. Key Measures of Financial and Operational Performance). We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, kiosks are assembled by third-party manufacturers using our proprietary specifications and are then purchased by over 3,000 agents responsible for placing, operating and servicing the kiosks in high-traffic and convenient retail locations (the number of active agents includes only those who own kiosks and terminals. For reference, the number of active agents in physical distribution in 2019 and 2020 was 4,176 and 3,422, respectively). In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a QIWI terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system.

In 2015, we acquired the CONTACT money remittance system. CONTACT is one of the major classic money transfer systems in Russia. It partners with hundreds of financial institutions and agents to form an extensive network of bank branches and retail offices across the globe to provide highly convenient and easily accessible money transfer services to a wide variety of users, digitalizing the offline market as well as strengthening and enlarging our ecosystem.

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

In addition to kiosks, our network includes approximately 18,000 terminals at various retail locations, including a number of major Russian retail chains such as Svyaznoy. We provide these businesses with access to our network through our proprietary software and process payments made by their customers.

Our kiosks and terminals are owned by our agents in physical distribution. The agents purchase, install, operate and service the kiosks and terminals themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. Historically, we have been signing rental agreements with large retail networks including X5 Retail Group, Magnit, Monetka, Maria-Ra, and others to further sublease those locations to our agents. We believe it is important to provide our agents with comprehensive support in order to ensure the quality of service and a unique competitive environment.

Our Agents

Our agent base includes more than 3,000 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Apart from the larger agents such as consumer electronics retailers (for example Svyaznoy) or banks, many of our agents are small to medium-sized businesses, which we believe provides them with insights into local market dynamics.

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

Merchants

In 2019, 2020 and 2021 we had approximately 12,500, 10,900 and 7,700 merchants active on a monthly basis in our system as of year-end, respectively. The decline in number of merchants was primarily driven by the CBR restrictions imposed in December 2020. Our merchants are vendors, including online retailers and service providers, betting companies, banks, microfinance organizations, money remittance companies, mobile network operators and utilities. With our extensive list of merchants, we aim to create a “one-stop” experience for our consumers. Consumers can easily access our merchants through QIWI Wallet, while our larger merchants can also be accessed through hyperlink icons placed directly on kiosk screens and, since any of our kiosks can be used as an interface to register a QIWI Wallet account or to access an existing one, the merchant offering is effectively the same for all our payment services interfaces. In addition, QIWI Wallet accounts can be linked to virtual or physical Visa prepaid cards that can be used to make purchases at any merchant accepting Visa worldwide.

Our merchants fall into five broad verticals, depending on the nature of the products and services they provide to consumers: E-commerce, Money Remittance, Financial Services, Telecom and Other. The following table shows the payment volume, payment adjusted net revenue, and payment average net revenue yield for each of these payment verticals.

	For the year ended 31 December,
	2019	2020	2021	2021
	RUB	RUB	RUB	USD
Payment Services segment key operating metrics
Payment volume (in billions)	1,488.6	1,616.8	1,735.4	23.4
E-commerce	410.6	476.6	360.8	4.9
Financial Services	325.6	256.6	282.7	3.8
Money Remittance	549.1	679.7	922.1	12.4
Telecom	165.0	153.9	120.2	1.6
Other	38.3	50.0	49.7	0.7

Payment Adjusted Net Revenue (in millions)	18,103	19,549	17,507	235.6
E-commerce	10,415	11,078	7,791	104.9
Financial Services	1,207	1,342	942	12.7
Money Remittance	5,534	6,087	8,106	109.1
Telecom	722	709	510	6.9
Other	225	333	157	2.1

Payment Average Adjusted Net Revenue yield (in %)	1.22%	1.21%	1.01%	1.01%
E-commerce	2.54%	2.32%	2.16%	2.16%
Financial Services	0.37%	0.52%	0.33%	0.33%
Money Remittance	1.01%	0.90%	0.88%	0.88%
Telecom	0.44%	0.46%	0.42%	0.42%
Other	0.59%	0.67%	0.32%	0.32%

E-commerce. E-commerce is one of our major merchant categories and mostly comprises merchants that sell their products and services online, including betting (mostly sports betting) bookmakers such as F.O.N., BK Olimp and Leon, online game developers such as Wargaming and Mail.ru, social networks such as Vkontakte and Odnoklassniki; digital-entertainment providers; large international e-commerce merchants such as AliExpress and Joom and local e-commerce merchants. We also accept payments on behalf of ticketing and travel companies, software producers, coupon websites, and numerous other merchants. Our payment solutions provide e-commerce merchants with an opportunity to accept payments in a fast and reliable manner, increasing their consumer base and attractiveness of their services. Our QIWI Wallet provides customers of these businesses with a convenient, fast and secure payment option to make online purchases and top up their personal accounts, while our kiosk and terminal network offers a compelling offline interface to the online services of our e-commerce merchants. The CBR restrictions imposed in December 2020 adversely affected our performance in this market vertical and resulted in reduction of volumes and revenues generated from payments to foreign merchants and money transfers to pre-paid cards from corporate accounts (see – Item 3.D Risk Factors, - “Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”). Our business servicing betting merchants was also adversely affected by the regulatory developments in the Russian betting industry which forced us to stop operations of our Interactive Bets Accounting Center (TSUPIS) starting from October 2021 (see “Regulation – TSUPIS” and – Item 3.D Risk Factors, - “Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up”).

Financial Services. Financial Services includes primarily banks, microfinance organizations and insurance companies. As of December 31, 2021, we accepted payments on behalf of over 120 banks, including most major Russian retail banks such as Sberbank, VTB, Alfa-Bank, Tinkoff Credit Systems, Russian Standard Bank, Home Credit Bank, Raiffeisen Bank, and others. Based on information available from public sources, we believe our kiosk and terminal network is larger than most banks' ATM networks, and, as a result, we are able to provide banks with the ability to reach out to a larger market through our network by enabling their customers to make deposits, replenish their cards and repay loans.

Money Remittance. The Money Remittance market vertical includes various money transfer capabilities such as classic money remittance, card-to-card money transfers, peer-to-peer transactions, repayment of winning, etc. Starting from August 2010, enable QIWI Wallet accountholders to reload the account of a Visa or MasterCard bank card with a few clicks on our website, in a mobile application, or a kiosk touch-screen, by providing only the number of the recipient’s card. Since 2015, we have been offering our users similar services for China Union Pay bank cards, and in 2016, we launched the same service for MIR cards. These services constitute a considerable proportion of our Money Remittance category and represent our focus use-cases. In June 2015, we acquired the CONTACT money transfer system, one of the largest operators in the Russian money transfer market, which offers classical money remittance services. At the end of 2016, we also started to provide certain types of peer-to-peer transactions, which mostly represent use-cases connected to payment, light banking, and collection of proceeds (similarly to acquiring) services we provide to self-employed customers. In September 2021, the Central Bank of Russia introduced heightened scrutiny recommendations with respect to peer-to-peer transactions with a view to eradicate such transactions which de-facto represent payments for various illicit or improper services (see – Item 3.D Risk Factors, - “Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”). The Money Remittance market vertical was also negatively affected by the regulatory developments in the Russian betting industry, which resulted in lower volumes of transfers of winning payouts (see “Regulation – TSUPIS” and – Item 3.D Risk Factors, - “Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up”).

Telecom. Telecom merchants include various telecommunication service providers, such as mobile network operators (MNOs), internet services providers, pay television channels, and public utilities. MNOs, in particular the three largest operators in Russia, have historically represented a large portion of our merchant base, although in terms of net revenues their relative importance have decreased significantly following the diversification of our business. For the years ended December 31, 2019, 2020, and 2021, the Big Three MNOs accounted for 6%, 4%, and 4% of our payment volume, respectively. Their share in our transaction volume has fallen over the last three years as our merchant base kept expanding and consumers started to increasingly use our payment systems for purposes other than mobile phone account top-ups. The downsizing of our kiosk network also affected the payment volume in our Telecom category more than in other categories.

Other. Our Other category includes all other merchants to which we offer payment processing services. These includes a broad range of merchants in utilities and other government payments as well as charity organizations.

We operate in specialized high-growth markets and segments that lack convenient digital solutions, are underserved by traditional banks and in some cases remain primarily cash-based. We believe our expertise and ability to deliver transparency and fintech solutions into such markets uniquely positions us to benefit from strong secular trends the new gig-economy provides. We aim to sustain a high-growth and return-driven profile, expanding our leadership in the key niches and developing products to enter new markets.

Our vision reflects this ambition. Our strategy is for QIWI to become the leading fintech platform for underbanked customers. We plan to use our extensive customer outreach and data to develop products and services focused on clients whose needs are not fully serviced by traditional banks, such as self-employed individuals, migrants, and similar customer groups. We anticipate that our expertise in the payment services and the variety of existing end-to-end products for the B2B channel will serve as a backbone for various digital players in betting, digital commerce and entertainment, self-employed space, and others.

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

Apart from corporate expenses as of December 31, 2021 this category includes primarily:

●	ROWI, a service that offers digital structured financial products to small and medium-sized enterprises. ROWI provides digital factoring solutions for businesses and issues bank guarantees to entities participating in public procurement procedures. In 2021 ROWI also started to provide online loans for performance of public procurement contracts and loans for marketplace sellers based on sales analytics;

●	Flocktory, a SaaS platform for customer lifecycle management and personalization focused primarily on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, based on data collection and analysis. Flocktory is currently focused on developing data exchange solutions based on BigData;
●	JSC Tochka, a fully digital banking service for small and medium-sized enterprises that provides clients with a broad range of services including cash-and-settlement services, financial services, and others. JSC Tochka was our equity associate. In 2021, we sold our stake in the project;
●	Other projects: a number of various venture projects, which are currently immaterial in the overall composition of our business.

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

ROWI

We launched the Factoring PLUS project in early 2019. It currently operates through Factoring Plus LLC, our fully consolidated subsidiary in which we own 51%. In 2021 Factoring PLUS project was rebranded as ROWI. It offers its clients several structured financial products: digital factoring services, digital bank guarantees for public procurement participation and execution, online loans for performance of public procurement contracts and online funding for marketplace sellers based on sales analytics.

Our factoring financing product operates in the following way: a client sells its accounts receivable at a discount in exchange for an immediate payment, ROWI then collects payments against these receivables from the client's debtors once they become due. Clients choose factoring financing in order to improve their cash position by monetizing receivables before they become due. This way, ROWI helps clients to free up capital that is tied up in accounts receivable. The core clients of ROWI are primarily small and medium-sized entrepreneurs operating in retail, food production industry, pharmaceutical industry and real estate, that are engaged in various trade activities and contract with large customers.

As of December 31, 2021, ROWI has over 690 active factoring clients with a total factoring portfolio of RUB 9.9 billion.

A bank guarantee is an irrevocable commitment by a bank to cover the obligation of the debtor requesting the guarantee towards the beneficiary thereof. Qiwi Bank acts as the issuing bank for digital bank guarantees, but business development, product development and account management are handled by the ROWI team. Clients use our digital bank guarantees on a broad range of transactions, primarily performance guarantees involving public procurement (where such guarantees are required by law). Public procurement at federal and local level is a vast and attractive market in Russia, with a large number of small and medium-sized businesses participating. By law, it is a tender-based process, with bids typically required to be supported by a bank guarantee. In 2021 ROWI started to provide loans to clients for implementation of public procurement contracts. As a result, ROWI provides full support to its clients engaged in the public procurement market.

Another new product launched by ROWI in 2021 is online funding for marketplaces sellers based on scoring of their sales via personal account data.

ROWI is a fully digital service based on a proprietary technological platform which enables servicing clients entirely online, approving financings expeditiously based on our proprietary scoring technologies and algorithms, and meaningfully reducing the volume of paperwork. These factors, along with our competitive pricing (enabled by high level of automation) make our factoring proposal attractive to small and medium-sized entrepreneurs. The ROWI API solution allows us to access various sources of procurement and tender information to be able to offer our services to prospective customers more efficiently.

In 2021, ROWI project issued over 41,800 bank guarantees. As of December 31, 2021, total value of digital bank guarantees portfolio reached RUB 45.6 billion.

Flocktory

We acquired an 82% stake in Flocktory Ltd in March 2017 and bought out the remaining minority interest in December 2019, when we started to consolidate the business as part of the Group.

Flocktory operates in Russia and Spain. Its business is primarily focused on the development of marketing automation, personalization and advertising solutions for online platforms (e.g. e-commerce, financial, media and travel industries) and advertisers (brands) based on data collection and analysis, and consists primarily of a SaaS platform for customer lifecycle management.

Flocktory product portfolio includes two key product segments: Performance Marketing segment and Personalization & Marketing Automation and AdTech venture segment. Performance Marketing comprises e-mail retargeting and consumer traffic exchange solutions designed to generate additional leads and orders. The purpose of Personalization & Marketing Automation (MarTech) is to enable clients to set up automated, personalized marketing campaigns with their own end customers via various channels (on-site personalization, e-mail, push and others) to improve sales on the platform while also collecting and analyzing data for continuous improvement of clients’ digital marketing strategies. AdTech focuses on making advertising products from e-commerce partners’ data and various pieces of ad inventory (such as sponsored products, widgets, massmail, etc) for ad agencies and brands.

E-commerce is the key market segment for Flocktory, with revenue improvement supported by a clear trend for online growth, shift towards omnichannel models, rise of mobile commerce, and data monetization. Flocktory’s products are also popular among banks, insurance companies, payment systems, MNOs, travel industry, and many others.

JSC Tochka

JSC Tochka was our equity associate that we established together with our partners, inluding Tochka management team in June 2018. JSC Tochka started its operations on February 1, 2019. Starting from the first quarter of 2020, we presented the results of Tochka JV as a part of the Corporate and Other category.

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

From QIWI’s side the clients' banking operations were carried out by Qiwi Bank, while JSC Tochka provided IT infrastructure, support and know-how, and received consideration for such services from both banks. We didn’t bear any material credit risk as a result of our participation in JSC Tochka.

In 3Q 2021 we sold our 40% stake (45% economic interest) in Tochka (see – Item 10.C Material Contracts, - “Agreement for the transfer the ownership of the of shares related to the project “Tochka”).

The consideration for the sale of the stake in Tochka was comprised of a fixed portion paid at the time of closing and a contingent portion which is expected to be paid in second quarter of 2022. Management currently believes that there is uncertainty regarding the receipt of the contingent portion of the consideration, which was expected to amount to RUB 4.85 billion. See Item 3.D Risk Factors – “We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”

Although QIWI sold its stake in the Tochka project we may still be responsible for certain liabilities related to Tochka operations from the period during which our company has been a shareholder in it (see - Item 3.D Risk Factors – “We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”).

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

We incurred a loss on disposal of the SOVEST project in 2020 in the amount of RUB 0.7 billion. This loss did not affect the Group’s Adjusted Net Profit.

Rocketbank

Rocketbank was one of the first Russian fully remote digital banking services focused on young and tech-savvy audience, digitized spenders and travelers sensitive to service level, product friendliness and end-to-end engagement. Rocketbank offered debit cards, payments and transfers, loyalty program, saving accounts etc.

We acquired 100% of Rocketbank business in July 2017 and by the end of 2018 finalized the process of transferring Rocketbank’s clients and platforms to Qiwi Bank.

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

As the sale process did not result in a suitable transaction, in March 2020, the Board of Directors resolved to wind down Rocketbank’s operations. We substantially completed the process of winding down Rocketbank’s B2C operations in 2020, with certain final completion activities, including the wind-down of Rocketbank’s B2B operations, took place in 2021.

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

In November 2016, following changes in legislation governing betting businesses in Russia, Qiwi Bank, together with one of the self-regulated organization of bookmakers, established the Interactive Bets Accounting Center (TSUPIS) and began acting as a platform for accepting interactive bets in favor of the members of the self-regulated organization of bookmakers. In December 2020, a new law was adopted, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Center (ETSUP). QIWI made a proposal to serve as the ETSUP but our bid was not successful. Since October 2021, the newly-appointed ETSUP has been exclusively processing betting operations, replacing our TSUPIS (see “—Regulation – TSUPIS”).

Qiwi Bank also served as a settlement bank for Tochka (for the description of Tochka activities see Item 4. В Corporate and Other) and the issuer of bank guarantees and loans for performance of public procurement contracts within the framework of our ROWI project.

Qiwi Bank also maintains a minor number of accounts for individuals, agents and certain related parties and issues bank guarantees to some of our merchants.

See also “—Regulation” for a brief description of the regulatory regime applicable to Qiwi Bank.

Our Technology Platform

Our services are based on an advanced, microservice, proprietary high-performing technology platform. All our key technology has been developed in-house. QIWI Core Processing System is the main platform, which provides the functionality of both microprocessing and more classical card payments and transfers. By relying on our own unified application building system, QIWI Platform, most of the company's products (such as QIWI Wallet, QIWI Distribution Processing, etc.) use QIWI Core Processing System as the common platform.

We obtained a VisaNet Processor status in July 2014, as a part of our relationship with Visa. This effectively allows us to process Visa transactions on behalf of other Visa member banks. Our processing system also implements the functionality of accepting payments using push and pull methods, internal currency conversion, cross-border remittances, and a full set of API solutions for both customers and merchants.

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

Technology Platform

The QIWI Private Cloud solution is a combination of hardware and core infrastructure platform for all company services that employs multiple geo distributed datacenter sites. Each of the sites is a separate platform capable of maintaining the performance of all systems independently. To ensure stable communication between the sites, a multi-triangle dedicated communication system comprised of duplicated fiber-optic communication lines has been implemented. This architecture conforms to the principle of double fault tolerance, which means that up to two communication channels can be damaged without affecting the stability of the whole system. All of our data centers are functioning in an active-active mode and are linked to Qiwi Private Cloud, each of them capable of handling twice the usual traffic. We use a different cluster and Fault Tolerance technologies at each site to provide additional availability of our services. This allows us to employ a distributed storage network and maintain protection against attacks like Distributed Denial of Service attack (DDOS).

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

Architecture

QIWI is using cutting edge microservices architecture based on the containers, proprietary management system and software defined network and infrastructure. It includes more than 550 microservices, out of which over 230 have their own databases. This ecosystem has a potential to handle more than 20 independent teams continuously making changes to their respective products.

Using this kind of architecture allows us to achieve short time-to-market in IT development. We are able to handle over 50 releases every day, and this is almost an unattainable number for many banks at the moment.

In addition to server-side technologies, we also deploy payment client-side technologies, including kiosk software such as Maratl - cutting edge software that employs, among other things, such technological features as code-obfuscation and strong 3-layer proprietary cryptographic network protocols. These security features enable kiosks and terminals to connect with any open communication network as the data flow is strongly protected. The kiosks are not connected to each other, thus reducing any network risks. Kiosk infrastructure including hardware, software and the network as a whole are certified with Payment Application Data Security Standard (PA DSS).

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

Designing our information systems, we are guided by the DevSecOps (a set of practices that combines software development (Dev), security practices (Sec) and IT operations (Ops)) principles to ensure the security of our infrastructure and applications at all stages of the life cycle. In March 2020, our management decided to transfer most of our employees to remote work in order to prevent the spread of COVID-19 among the employees and to comply with the requirements of Russian regulations. In order to mitigate the risk of information security system breaches during remote work, we conducted additional training for our employees customized for the "work-from-home" environment. The focus of the Information Security team has shifted to endpoint protection. There was no increase in critical incidents after the transfer to remote work. In 2021 most of our employees continued to work remotely.

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

Sales and Marketing

We have implemented separate B2B and B2C Marketing and Sales strategies for our key products. For each of our business products, we have built a dedicated team of sales and marketing professionals in order to build stronger brands, create a better user experience and drive financial performance.

As a part of our marketing and advertising strategy, we have conducted targeted marketing campaigns and client segment research. QIWI's research focuses on the key categories of our business and the markets we operate in. The research allows us to better understand our key customer groups and increase brand awareness in the media, positioning QIWI as a company that knows clients’ needs and provides user-friendly and simple financial solutions. Starting in 2020, we continue to conduct surveys to study our key client niches, including self-employed and B2B2C markets.

We regularly carry out situational studies of business and consumer behavior in the Russian payments market. We analyze how spending has changed across key payment categories in the B2B and B2C payment channels due to the COVID-19 outbreak. In 2021, QIWI, together with the National Guild of freelancers, held extensive research to identify how freelancers feel about self-employed status, and how the government and the financial industry can better help them.

Brand Awareness

We currently operate a number of widely known brands including primarily QIWI, QIWI Business, ROWI, and Flocktory. We believe that our umbrella QIWI brand is a household name in Russia.

We maintain a strong social media presence. A dedicated team of SMM professionals regularly interact on our behalf with customers and a wider audience through our Facebook, Vkontakte, Odnoklassniki, Instagram, YouTube, and Twitter accounts.

We also use social networks to seek feedback from our consumers in order to improve our client service and support. As part of maintaining one of the best financial services available in Russia, we have dedicated a separate team of employees available 24/7 in order to respond to agents’ and clients’ concerns and quickly help them solve any problem. As a result of this, our loyalty score on leading financial services comparison platforms such as banki.ru, as well as our ratings in Google Play, and Apple Store have increased noticeably.

In 2021, we have focused on reputation management, aiming to reinforce QIWI's image as a fintech leader in new and niche markets in Russia and CIS. We believe it is important to raise brand awareness and promote our key services, and expertise in major media and other communication channels. One of the key focuses of our brand development is building strong brand positioning in the B2B and self-employed segments to support our business strategy. In line with this, we launched the QIWI Business brand in order to promote the offering of our Payment Services segment, and the ROWI brand. We regularly launch different campaigns and PR initiatives to increase coverage of our B2B business promotion.

In 2022, we plan to continue optimizing and developing our brand strategy, collecting and analyzing available data as well as adopting a more targeted approach, with a focus mostly on B2B partners in key niches and people in big cities, including self-employed customers.

Flocktory’s target audience is B2B clients primarily e-commerce, so they rely on industry conferences and the media as a way to attract new clients. ROWI posts its products on specialized online marketplaces that target SME clients looking for factoring solutions or bank guarantees.

Advertising and Promotional Activities

Together with VISA, we have launched multiple promotional campaigns and attracted new B2C users to QIWI Wallet and QIWI Cards. We have concentrated on the key segments, such as online gamers, self-employed, webmasters, online shoppers, migrants, and other niches that we serve.

For our existing B2C users, we have created a cashback service, giving our users extra value from using QIWI Wallet: in order to do so, we have attracted various top e-commerce brands like AliExpress, Adidas, ASOS, Nike, Booking.com, etc. We have also collaborated with leading brands like Google Play, Apple Pay, Samsung Pay to carry out special offers for our users. Our business has implemented several state-of-the-art services like SoftPOS, and we have widely advertised it among our clients.

We are also working on increasing financial literacy among Russian users, by publishing financial cyber security articles and speaking at conferences, dedicated to this topic.

In addition, we have created special offers for our B2B clients and collaborated with other niche businesses to increase customer awareness of QIWI Business.

Competition

The most significant competitive factors in our business are speed, convenience, network size, accessibility, loyalty programs, reliability, security and safety, service level, product portfolio and price. Our competitors include retail banks, non-traditional payment services providers (such as retailers, social networks and MNOs), traditional kiosk and terminal operators and, electronic payment system operators and other companies that provide various forms of financial and payment services, including electronic payments and payment processing services. Competitors in our industry seek to differentiate themselves by features of their products and services and functionalities, including service level, onboarding process, product portfolio, accessibility, safety, reliability, price, etc. A significant number of our competitors have greater financial, marketing and human resources to pilot and roll out new products and services, operate robust networks and are highly regarded by consumers. See – Item 3.D Risk Factors, - “– The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources.”.

In Russia we compete with retail banks focused on well-developed electronic payment solutions such as Sberbank, Russia’s largest bank that is majority-owned by the Russian state, which benefits from a large retail network, Alfa-Bank, one of the leading private Russian retail banks, and Tinkoff Bank, which positions itself as a specialized bank focused on innovative online retail financial services. Numerous other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions.

Sberbank has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. Sberbank is the market leader of the Russian payments market, has access to significant financial resources, and possesses an extensive nationwide network of branches. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through YooMoney, one of the major electronic payment service providers in Russia formerly operated through a joint venture with Yandex, a leading Russian diversified technology company, which Sberbank bought out entirely in 2020. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Additionally, Sberbank is pursuing a strategy to transform itself into a multi-purpose digital ecosystem offering, in addition to its core banking and payments products, a variety of diverse online services including e-commerce, entertainment, telemedicine, food delivery, online theaters, and others. The increasing domination of a major bank such as Sberbank in various online services, particularly e-commerce, may make customer acquisition and retention more complex and costly for smaller independent payment services providers such as ourselves.

Alfa-Bank is a major retail bank that combines a strong competitive position in the traditional retail banking sector with a focus on developing innovative financial and payments solutions.

Tinkoff Bank is a provider of online retail financial services operating in Russia through a high-tech branchless platform. Similarly, to Sberbank, Tinkoff Bank announced in December 2019 the launch of a super-app designed to be its own marketplace and an entry point to all of the numerous lifestyle services of Tinkoff and its partners. Tinkoff is also our major competitor in the self-employed servicing market, which is important to us as a key strategic growth stream. We provide different complex payment and payout solutions to diverse businesses, such as taxi companies (payments to taxi drivers) or delivery businesses (payments to couriers). These products are somewhat similar in nature to salary programs and certain other products offered by traditional retail banks, thereby exposing us to competition from all banks that offer such services for self-employed, particularly those similarly focused on convenience of on-boarding and use as well as customizable and user-friendly interfaces, such as Tinkoff and other major Russian banks with actively developing self-employed individuals and sole entrepreneurs servicing programs. For example, Tinkoff Bank has recently acquired Jump.Finance – the company provides automatic payout solutions to the companies, working with self-employed individuals.

We also compete with large banks (e.g. Sberbank, Tinkoff, VTB, etc.) and several payment aggregators (e.g. Yookassa, IntellectMoney, Robokassa, CloudPayments) when providing bank acquiring services. These competitors occupy significant market share due to their quick client onboarding and low prices. QIWI outstands by being both a bank and a flexible aggregator simultaneously. This gives our merchants and clients higher stability and availability of services, as well as increases overall attractiveness of our offer with better prices, greater variety of payment methods and an individual approach to each client.

The competition in the digital money transfer services space is also further intensifying as key market players including retail banks develop and digitalize their products. Recently the Central Bank of Russia in cooperation with other banks established an instant payment system ("IPS"), in which all major Russian retail banks participate, and which enables instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. It may prove difficult for our digital money remittance solutions to compete with such system on the basis of convenience, price, or otherwise, particularly since it often features zero or relatively low commissions. There can be no assurance that the commissions within the IPS will not further decrease, whether as a result of a regulatory action or a market trend. Besides banks, there are also companies, specializing in digital money transfers such as KoronaPay (Russian service), and Western Union.

Another CBR initiative that may adversely affect our business is the proposed introduction of the "digital Rouble", an officially sanctioned cryptocurrency that will exist alongside the traditional monetary system in Russia. Sberbank has publicly stated that according to its research, the introduction of the digital Ruble has the potential to cause an outflow from the Russian banks of up to 9 trillion Rubles (approximately USD 119 billion) in liquidity by 2024. The electronic payments businesses may be similarly adversely affected.

Our competitors in the payments business also include non-traditional payment service providers that engage in payment services as a non-core business. In particular, we compete with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is at least as dispersed as our physical distribution network (i.e. our kiosks and terminals). We also face competition from other non-traditional payment service providers that have substantial financial resources, such as major tech businesses branching out into fintech, including Yandex, which is expected to develop its own fintech products following its recent acquisition of a captive bank, Russian leading marketplace Ozon, which is also developing a captive bank, Alibaba with its financial services subsidiary Ant Financial, VK (formerly Mail.ru Group), and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have developed various payment solutions. Yandex in particular is the market leader in the Russian ride-hailing business which we actively service, and accordingly we could face intense competition from them in this sector. In February 2021, VK, Alibaba Group, MegaFon and Russian Direct Investment Fund (RDIF) signed binding agreements to create two joint ventures, one in the payments business and the other in financial services. The payments joint venture is to acquire VK’s payment service Money.Mail.ru and the payment system VK Pay operated by VK’s subsidiary VKontakte, Russia’s major social network company. In October 2021, VK reported that although the joint ventures agreed in February 2021 might not be implemented in the exact form that has been agreed then, their launch in the foreseeable future is still in the works. As is the case with Sberbank’s increased presence in online services including e-commerce, creation of proprietary payment solutions by major IT companies may make customer acquisition and retention more complex and costly for smaller independent payment services providers such as ourselves, since tech companies’ captive payment services providers are likely to be promoted heavily by their parent companies with respect to the online services they offer. In addition, non-traditional payment service providers also include smartphone manufacturers such as Samsung and Apple. New competitors may penetrate the Russian electronic payment market as well, including established international players such as MoneyGram or Google.

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

The CBR has announced plans to commence creation in 2022 of a regulatory framework for so-called non-banking financial services providers that, among other things, will be able to process and transfer payments and open e-wallets, and participate directly in payment systems without the need to engage an acquiring bank. This initiative is aimed at lowering the barriers to entry into the payment services market in Russia, and accordingly requirements towards such providers are expected to be lower than those towards banking institutions, such as ourselves, which could have the effect of intensifying competition in our markets and affecting a number of our revenue streams, including payment processing and acquiring services. Certain merchants that we service may opt to become non-banking financial services providers, which would obliviate their need for our services.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services, such as factoring, digital bank guarantees services and online loans to public procurement tender participants and marketplaces suppliers, which we offer through our ROWI project (formerly known as Factoring PLUS, rebranded in 2021). In connection with each of these projects, we face intense competition from a multitude of commercial and retail banks. Such banking institutions often have more established businesses in the various services similar to those offered by us. While we seek to differentiate our products from the competition on the basis of enhanced user experience, price and add-on features, there cannot be any assurance that we will be successful in doing so due to the number of competitors and their level of sophistication.

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

QIWI, CONTACT money transfer system and ROWI logotypes are registered trademarks in Russia and several other countries, including CIS countries. Rapida logotypes are also registered trademarks in Russia. However, a number of applications for registration of our brand and logotypes are still pending.

Employees

The following table sets out the average number of employees for the years ended December 31, 2019, 2020 and 2021 by function.

	For the year ended
	31 December,
	2019	2020	2021
Qiwi Group
Front Office	1,541	955	435
Back Office	1,392	1,213	901
IT Personnel	697	697	567
Total	3,630	2,865	1,904

Our management structure is currently a mix among business functions and business units. Function managers are focused on centralized functions such as finance, strategy, legal, compliance and certain other functions, while business unit managers oversee the operations of the respective business units for which they are responsible. During 2020, we had four distinct key business units in accordance with the structure of our reporting segments: Payment Services and Corporate and Other category.

Headcount decreased in 2021 by 961 employees compared to the end of 2020 due to the following factors: (i) the sale of SOVEST project (403 employees); (ii) wind-down of Rocketbank (501 employees); and (iii) employee turnover in Payment Services driven by intense market competition for staff among peers. At the same time, we note hiring of 60 employees related to development of our ROWI project.

Headcount decline in 2020 compared to the end of 2019 by 765 employees was driven by the reduction the number of employees engaged in SOVEST (628 employees dismissed) and Rocketbank (427 employees dismissed) projects, as a result of the sale of the SOVEST project and wind-down of Rocketbank. The decline was partially offset by a number of factors including: (i) the hiring of personnel in our Payment Services Segment (284 employees hired) related primarily to the development of certain projects; (ii) consolidation of the Flocktory project in December 2019 and consequent transfer of employees (85 employees hired), and (iii) the hiring of personnel in connection with the development of the ROWI project.

Most of our employees are located in Russia, including Moscow, Voronezh, Yekaterinburg, Kazan and Saratov.

We operate in a dynamic and competitive market, and our employee value proposition is crucial for the success of the company. A combination of agile principles of work, flat organizational structure, green and modern office, remote working availability, career opportunities, competitive compensation, robust incentive schemes, high quality healthcare coverage, in-house and external education and many more helps us keep our employees motivated and allows QIWI to be the employer of choice for new talents.

We believe that QIWI has managed to create a unique corporate culture where people are united by common values, customer centricity, result orientation and high level of professionalism. We promote equality, fair treatment, zero tolerance to any kind of discrimination and pay serious attention to the personal development of our personnel.

Regulation

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate payment and financial services, anti-money laundering, data protection and information security. Qiwi Bank is also a subject to numerous laws and regulations governing banking activities and money remittances in Russia.

Regulation of Payment Services

A legislative framework for the payment services industry is not yet fully developed in Russia, and, moreover, is not universal, and various business models that payment services providers pursue are regulated differently.

Our virtual wallet operations are legally considered as cashless transfers with the use of bank cards. When a QIWI Wallet account is opened, the accountholder is issued a virtual prepaid card. While the accountholder agrees to the issuance of the card through accepting a public offer, he or she is not explicitly provided with details of the card. From a consumer’s perspective, the amount of the reload is simply transferred to an account of a digital wallet, whereas it becomes stored value of a virtual prepaid card. Prepaid cards are regulated as "electronic means of payment" under the Federal Law of the Russian Federation No. 161 “On the National Payment System”, dated June 27, 2011, as amended, hereinafter “Payment System Law”.

The Payment System Law classifies electronic means of payment into personalized and non-personalized, depending on whether they allow for identification of the payer for the purposes of the Federal Law of the Russian Federation No. 115 “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the “Anti-Money Laundering Law”. In case the payer has passed identification, such electronic means of payment is considered as personalized. In case there is no identification or payer passed only simplified identification procedure, it is considered as non-personalized.

Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 600,000 for means of payment the holder of which has undergone customer identification and RUB 15,000 for means of payment used without identification (or RUB 60,000 if the holder underwent a simplified identification procedure). The total monthly turnover for each means of payment without identification cannot exceed RUB 40,000 (or RUB 200,000 if the holder is non-personalized but underwent a simplified identification procedure). There are no limitations on the total monthly turnover for identified consumers (see - “The Anti-Money Laundering Law”). The consumers are not able to withdraw cash from their prepaid cards without identification (excluding those which underwent a simplified identification procedure). Furthermore, since August 2020 electronic means of payment without identification cannot be replenished by cash.

Moreover, the reporting requirements over electronic means of payment has tightened significantly. Starting from April 2020 we are required to inform the tax authorities on opening, closing or changing details of the personalized electronic means of payment (including those which are non-personalized but underwent a simplified identification procedure). Credit institutions (and Qiwi Bank respectively) started to transfer the information since January 2021, when the reporting formats were implemented.

The implemented procedure is similar to one to which bank accounts are subject. Since April 2021 we are required to report the cash flows and balances of the personalized electronic means of payment (including those which are non-personalized but underwent a simplified identification procedure) upon the request of the tax authorities.

In 2021 QIWI Wallet was connected to the Instant Payments System (or IPS), a service commissioned by the CBR that enables instantaneous money transfers between accounts at different banks (and digital wallets) with the only identifier needed for a transfer being the person’s cell phone number. It was launched and has been in commercial use since January 2019. The CBR continues to develop IPS as a mandatory service for all banks. In some cases, these services might compete with our existing or new products. Moreover, the CBR limits the commissions that banks can charge from clients using IPS. This creates additional costs for QIWI due to increased competition and technical implementation of new services.

According to the Bank of Russia Law, the CBR is also the agency commissioned with supervision of compliance with the provisions of the Payment System Law. As such, it is entitled to suspend the activities of supervised entities in the event of violations and impose administrative liability on the offenders.

As part of operating our agent model, Qiwi Bank has contracts with the bank payment agents, whose principal function is to accept cash for the purpose of QIWI Wallet uploads through kiosks, terminals and other physical points of service. In accordance with the Payment System Law, bank payment agents have the right to engage bank payment subagents and Qiwi Bank is responsible for the supervision of compliance of such bank payment agents and subagents with the provisions of the corresponding Russian legislation, in particular their compliance with the regulation of payment services, anti-money laundering, data protection, and use of cash registers legislation. The credit institutions shall also file with the CBR various statistical data and information about the bank payment agents on a quarterly basis. The submitted information should be publicly available. In accordance with the Payment System Law, JSC QIWI and Billing Online Solutions LLC are deemed to be a bank payment agent acting as a payment aggregator and designated as such in a relevant public register.

JSC QIWI, as operator of our kiosk network, is deemed to be a payment agent in accordance with the Federal Law of the Russian Federation No. 103 “On Collection of Payments from Individuals by the Payment Agents”, dated June 3, 2009, as amended, or the Payment Agents Law. The “Payment Agents Law” is inapplicable to cashless payments and thus does not regulate our QIWI Wallet business.

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

Although currently, in respect of monitoring the activities of the payment agents, the CBR authority is limited to collection, systematization and analysis of industry data, the CBR activities may have indirect impact on payment agents. For instance, in April 2015 the CBR issued recommendations to credit institutions to enhance their scrutiny over compliance by the payment agents with legislation that requires them to remit their proceeds to special accounts, which resulted in a decline in the number of kiosks in the market as well as our active kiosks. The CBR also actively urges to delegate to it the authorities over regulating the activities of the payment agents and the payment subagents. In the end of 2021 a draft of Federal Law was submitted to the State Duma which provides for mandatory self-regulation of payment agents, and also places payment agents under the supervision of the CBR.

In September 2021, the СBR introduced heightened scrutiny recommendations with respect to peer-to-peer transactions with a view to eradicate such transactions which de-facto represent payments for various illicit or improper services. These recommendations require financial institutions such as ourselves to track transactions that are deemed suspicious under the various criteria imposed by the recommendations, cancel such suspicious transactions under certain circumstances and terminate relationships with the relevant clients carrying out such transactions. Starting from 2022, CBR has also started collecting from credit institutions specialized reports focused specifically on their peer-to-peer transactions. See Item 3D Risk Factors – “Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”).

Payment Systems Regulation

In 2015, we acquired the CONTACT money transfer system. CONTACT was established in 1999 and for legal purposes is set up and regulated as a payment system. It provides funds transfer services without opening a bank account to individuals and legal entities in Russia, CIS and European countries, the USA, Canada, Israel, Vietnam, Turkey, UAE, RSA, India, Thailand, New Zealand, Singapore, etc. In accordance with the decision of the CBR, the CONTACT money transfer system has the status of a nationally significant payment system.

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

TSUPIS Regulation

As a part of our business, we served merchants that provide betting services until October 2021. The regulatory framework with respect to betting in the Russian Federation was set by the Federal Law of the Russian Federation No. 244 “On State Regulation of Organization and Conducting Games of Chance and on Introducing Changes to Some Legislative Acts of the Russian Federation”, dated December 29, 2006, as amended, or the “Betting Law”.

Prior to October 2021, legislation then in force required bookmakers to become members of one of the self-regulated organizations of bookmakers and abide by its rules, and to accept interactive bets solely through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization in cooperation with a self-regulated association of bookmakers. The core functions of a TSUPIS were as follows: (i) to accept interactive bets in favor of the members of the self-regulated organization; (ii) to pay winnings to the bettors; (iii) to identify bettors in a manner allowing to ascertain their age; (iv) to record and provide to the members the information on the bettors and accepted interactive bets.

In order to enable our participation in betting industry, in 2016 QIWI Bank established a TSUPIS together with self-regulated association “Association of Bookmakers”, and we thereby became one of the two interactive bets accounting centers that were able to accept electronic bets on behalf of sports betting companies in Russia.

In December 2020 in order to enhance efficiency and transparency of control over the betting industry and funding of sport in Russia, the Federal Law of the Russian Federation No. 493 “On the public non-commercial company “the Unified Gambling Regulator” and on amendments to certain legislative acts of the Russian Federation”, dated December 30, 2020, was adopted. It mandates the creation of the Unified Gambling Regulator and the Unified Bets Accounting Center.

The Unified Gambling Regulator has the status of a public non-commercial company in accordance with the Federal Law of the Russian Federation No. 236 “On public non-commercial companies and on amendments to certain legislative acts of the Russian Federation”, dated July 03, 2016, as amended. The Unified Gambling Regulator administers the contributions for the professional and youth and children sport that a bookmaker shall make from each bet, as well as monitors and detects illegal gambling activities in the Internet and report to the tax authorities in this regard.

Qiwi Bank made a proposal to serve as the Unified Bets Accounting Center, but our bid turned out unsuccessful. The Unified Bets Accounting Center was assigned to another market participant by the President of the Russian Federation upon proposal of the Government of the Russian Federation and thus replaced existing Interactive Bets Accounting Centers starting from October 2021. See Item 3D Risk Factors – “Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up”.

The distinctive function of the Unified Bets Accounting Center is to withhold relevant contributions from the bookmakers. At the same time the Unified Bets Accounting Center started to perform the functions that were common for TSUPIS.

QIWI Wallet still remains a payment method for making bets and receiving winning payouts and we expect these types of betting revenues to be retained.

Banking Regulation

Qiwi Bank is a “credit institution” and is accordingly subject to the Federal Law of the Russian Federation No. 395-1 “On Banks and Banking Activity”, dated December 2, 1990, as amended, hereinafter “Banking Law”, which is the main law regulating the Russian banking sector. Among other things, it defines credit institutions, sets forth the list of banking operations and other transactions that credit institutions may engage in, and establishes the framework for the registration and licensing of credit institutions as well as the regulation of banking activity by the CBR.

The Banking Law provides for a list of so-called “banking operations” that cannot be conducted without an appropriate license from the CBR, including, among others, accepting deposits, opening and maintaining bank accounts, performing money transfers from and to bank accounts of clients, and performing money (including electronic money) transfers without opening a bank account (other than postal transfers), etc. Qiwi Bank mainly performs money transfers without opening a bank account, issues bank guarantees and loans and also is entitled to accept deposits from individuals and legal entities, invest the funds received in the form of deposits, maintain accounts for individuals and legal entities and perform settlements through their bank accounts, perform teller and cash collection services, sell and purchase currency.

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

As of December 31, 2021, prudential ratios of Qiwi Bank were in excess of the minimum thresholds imposed by the CBR.

Reporting Requirements

A substantial amount of routine reporting has to be performed by credit institutions on a regular and non-regular basis, including disclosure of financial statements, various operational indicators, affiliates and persons who exercise (directly or indirectly) influence over the decisions taken by the management bodies of the credit institution. The CBR may at any time conduct full or selective audits of any credit institution’s filings and may inspect all of its books, records and primary documents.

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

Factoring Regulation

In June 2018, Factoring PLUS (previously known as Qiwi Processing) started providing factoring services in Russia. In October 2021, Factoring PLUS was rebranded as ROWI.

The regulatory framework with respect to factoring is mainly set by the Civil Сode of the Russian Federation. Pursuant to the civil code of the Russian Federation factoring is a series of related financial transactions under which one party (a client) undertakes to assign monetary claims against a third party (a debtor) to another party (a financial agent/factor) and pay for the services of the latter, and the financial agent undertakes to perform at least two of the following functions in relation to the assigned claims: (i) to finance the client (including loans or advance payment) on account of receivables assigned to the factor; (ii) to maintain accounts relating to the client’s receivables; (iii) to exercise rights relating to the receivables (in particular, collect payments from the debtors, settle the obligations etc.); (iv) to exercise rights under agreements securing performance of obligations by the debtors. ROWI as a financial agent/factor performs all the aforementioned functions as may be required from time to time.

ROWI as a financial agent/factor is deemed to be a financial service provider. Thus, it is subject to the Anti-Money Laundering Law (see - “The Anti-Money Laundering Law”).

In 2021 ROWI started to offer online loans for performance of public procurement contracts and loans for marketplace sellers based on sales analytics. The regulatory framework for transactions with loans for performance of public procurement contracts is described further, while regulation of operations with loans for marketplace sellers is the same as for ordinary factoring.

Bank Guarantee Transactions Regulation

In 2018 Qiwi Bank started actively issuing guarantees for SMEs in accordance with the Federal Law of the Russian Federation No. 223 “On Purchasing Goods, Work, and Services by Certain Types of Legal Entities”, dated July 18, 2011, as amended, the Federal Law of the Russian Federation No. 44 “On the Contract System for State and Municipal Procurement of Goods, Work, and Services”, dated April 5, 2013, as amended, and some other laws and regulations.

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

5) to keep a close eye on certain transactions where one of the counterparties is a resident in a country included in the FATF "black lists” or uses a bank account maintained in such country, to take reasonable measures for identifying clients that are politically exposed persons (domestic or foreign) and clients that pose high money laundering or financing terrorism risks, and to apply enhanced due diligence measures to such clients;

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

8) to provide the Rosfinmonitoring and the CBR on request with information on clients, their representatives and beneficial owners, their operations;

9) to identify such clients, their representatives and/or beneficial owners, to take reasonable measures for detecting and identifying beneficial owners, to update the information on such clients on a regular basis, and to determine a procedure for cooperating with the persons assigned to perform identification.

Financial services providers are generally required to:

- identify their clients, whether legal entities and individuals;

- assign risk level to clients depending on the type of the client, beneficial owner, type of the activity and country-related risks.

Pursuant to the Anti-Money Laundering Law we distinguish three types of individual clients based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. Consumers who have not undergone any identification procedure are qualified as anonymous. The simplified and full identification differ with respect to the data provided by the client and the procedure itself. Based on the level of identification, the transaction limits and the maximum balances of the clients as well as types of transactions available to them may vary.

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

QIWI plc is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly owned subsidiary, are QIWI Bank (JSC) (which is 99.9% owned by the Group), QIWI JSC.

See Exhibit 8.1 for a list of our subsidiaries.

D.	Property, Plants and Equipment.

We currently lease a total of over 17,000 square meters in Moscow and other regions across Russia as well as in Kazakhstan, Cyprus and other jurisdictions where we operate, primarily for the purpose of office space, including approximately 3,000 square meters of office space dedicated to ROWI.

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

Overview

We are a leading provider of cutting-edge payment and financial services in Russia and the CIS. For over. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, and several other startups.

We have an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customer and B2B partners. Millions of consumers and partners may receive and transmit cash and electronic payments through our network. Our money remittance payment platform CONTACT connects businesses and people across the globe via thousands of service points.

Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs.

Our primary focus areas include the self-employed market, digital entertainment and digital commerce niches, money remittances and bundle of payment and financial services for small and medium-sized enterprises. We operate in and target markets which are developing rapidly and have a strong potential towards digitalization, and lack convenient, easy to use technological solutions. Moreover, we see greater potential in developing and growing our secure peer-to-peer payment and our open API infrastructures, which we believe offer customers and partners a convenient, intuitive and reliable tool to transfer and collect money while serving as a valuable consumer acquisition channel for us. We believe our expertise, infrustracture and efficient business model make us well positioned to benefit from strong secular tailwinds, including growth of the gig economy, overall digitalization of payments, and e-commerce trends.

We continue working on further broadening the scope of services, products, and use cases that we offer our customers and partners and aim to develop new niches we have not penetrated yet. We believe the complementary combination of our physical and virtual payment and financial services as well as our open infrastructure provides differentiated convenience to our customers and creates a strong network effect that drives payment volume, scale across the business and sustain robust profitability.

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

We also generated revenue from commissions we charge for servicing the clients of Tochka, who have accounts with QIWI Bank, prior to sale of our stake in Tochka to Qiwi.

In 2019 we launched ROWI project focused on providing factoring services and digital bank guarantees where we generate revenues based on the difference between the purchase price for receivables and their actual amount, and fees for guarantee issued, respectively. In 2021 ROWI added two new products to its portfolio – online loans to clients for executing public procurement contracts and loans for marketplaces sellers based on scoring of their sales via escrow accounts. On these products we earn revenues based on interest charged for loans issued.

We also provide digital marketing services through our subsidiary Flocktory where we charge subscription and other fees to our clients.

We operate in specialized high-growth markets and segments that lack convenient digital solutions, are underserved by traditional banks and in some cases remain primarily cash-based. We believe our expertise and ability to deliver transparency and fintech solutions into such markets uniquely position us to benefit from strong secular trends the new gig-economy provides. We aim to sustain a high-growth and return-driven profile, expanding our leadership in the key niches and developing products to enter new markets.

Our vision reflects this ambition. Our strategy is for QIWI to become the leading fintech platform for underbanked customers. We plan to use our extensive customer outreach and data to develop products and services focused on clients whose needs are not fully serviced by traditional banks, such as self-employed individuals, migrants, and similar customer groups. We anticipate that our expertise in the payment services and the variety of existing end-to-end products for the B2B channel will serve as a backbone for various digital players in betting, digital commerce and entertainment, self-employed space, and others.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2019, 2020 and 2021.

	Year ended December 31,
	2019	2020	2021

	(in RUB millions)
Total Net Revenue	23,176	25,978	23,113
Payment Services Segment Net Revenue	20,965	22,637	21,100
Adjusted EBITDA	9,099	13,837	13,167
Adjusted Net Profit	6,679	10,304	9,594

(1)

See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

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

The following table reconciles Total Net Revenue to revenue.

	Year ended December 31,
	2017	2018	2019	2020	2021
	RUB	RUB	RUB	RUB	RUB	U.S.$

	(in millions)
Revenue from continuing operations	20,757	29,593	35,941	40,622	41,135	553.7
Minus: Cost of revenue from continuing operations (1)	(7,604)	(10,332)	(14,075)	(16,494)	(18,022)	(242.6)
Revenue from discontinued operations	140	1,017	3,395	2,614	—	—
Minus: Cost of revenue from discontinued operations (1)	(100)	(621)	(2,085)	(764)	—	—
Total Net Revenue	13,193	19,657	23,176	25,978	23,113	311

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

Adjusted EBITDA

Adjusted EBITDA is defined as net profit before income tax expense, interest income and expenses and depreciation and amortization, as further adjusted for share of loss or gain of an associate and a joint venture, impairment of non-current assets, offering and related expenses, foreign exchange gain and loss, other income and expenses, loss on formation of associate, share-based payment expenses, gain on disposal of an associate, and loss from sale of Sovest loan portfolio. We present Adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, loss from sale of Sovest loan portfolio, gain on disposal of an associate, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Some limitations of Adjusted EBITDA are:

●	Adjusted EBITDA does not include offering and related expenses;
●	Adjusted EBITDA does not include loss from sale of the Sovest loan portfolio;
●	Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;
●	Adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;
●	Adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and
●	Adjusted EBITDA does not include share-based payments.

The following table reconciles Adjusted EBITDA to net profit.

	Year ended December 31,
	2017	2018	2019	2020	2021
	RUB	RUB	RUB	RUB	RUB	U.S.$

	(in millions)
Net profit from continuing operations	5,643	7,181	9,441	11,246	17,536	236.0
Net loss from discontinued operations	(2,501)	(3,555)	(4,554)	(2,308)	—	—
adjusted for:
Depreciation and amortization (1)	796	864	1,324	1,266	1,130	15.2
Other income and expenses, net (1)	41	181	91	95	(65)	(0.9)
Foreign exchange loss/(gain), net (1), (2)	116	(262)	172	224	29	0.4
Gain on disposal of an associate (3)	—	—	—	—	(8,177)	(110.1)
Share of loss / (gain) of an associate and a joint venture (1)	—	46	(258)	(663)	(306)	(4.1)
Impairment of non-current assets (1)	—	—	792	134	24	0.3
Interest income and expenses, net (1)	(6)	(17)	56	99	(92)	(1.2)
Income tax expenses (1)	698	875	1,492	2,918	3,080	41.5
Loss from sale of Sovest loan portfolio	—	—	—	712	—	—
Offering expenses	—	—	79	71	—	—
Share-based payment expenses	398	635	464	43	8	0.1
Adjusted EBITDA	5,185	5,948	9,099	13,837	13,167	177.2

(1)	Numbers include continuing and discontinued operations results and therefore do not correspond to the Consolidated Statement of Comprehensive Income Data.
(2)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

(3)	During third quarter 2021, the Group has completed the sale of its stake in its Tochka equity associate (for details see Item 4. В Corporate and Other - JSC Tochka).

Adjusted Net Profit

Adjusted Net Profit is defined as net profit excluding fair value adjustments recorded on business combinations and their amortization, share-based payments, foreign exchange loss/(gain) from revaluation of cash proceeds, impairment of non-current assets, loss from disposals of subsidiaries, offering and related expenses, loss from sale of Sovest loan portfolio, gain on disposal of an associate, and the effects of taxation on those excluded items. Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss from disposals of subsidiaries, gain on disposal of an associate and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance. For the periods presented in this Annual Report Adjusted Net Profit is equal to Total Segment Net Profit.

The following table reconciles Adjusted Net Profit to net profit.

	Year ended December 31,
	2017	2018	2019	2020	2021
	RUB	RUB	RUB	RUB	RUB	U.S.$

	(in millions)
Net profit from continuing operations	5,643	7,181	9,441	11,246	17,536	236.0
Net loss from discontinued operations	(2,501)	(3,555)	(4,554)	(2,308)	—	—
adjusted for:
Fair value adjustments recorded on business combinations and their amortization	344	369	479	337	241	3.2
Share-based payments	398	635	464	43	8	0.1
Foreign exchange loss/(gain) from revaluation of cash proceeds (1)	236	(433)	130	—	—	—
Impairment of non-current assets	—	—	792	134	24	0.3
Loss on disposals of subsidiaries	—	—	—	42	—	—
Gain on disposal of an associate (2)	—	—	—	—	(8,177)	(110.1)
Offering expenses	—	—	79	71	—	—
Loss from sale of Sovest loan portfolio	—	—	—	712	—	—
Effect of taxation of the above items	(66)	(60)	(152)	27	(38)	(0.5)
Adjusted Net Profit	4,054	4,137	6,679	10,304	9,594	129.1

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

(2)	During third quarter 2021, the Group has completed the sale of its stake in its Tochka equity associate (for details see Item 4. В Corporate and Other - JSC Tochka).

Operating Measures

The following table presents our key operating measures for the year ended December 31, 2019, 2020 and 2021.

	Year ended December 31,
	2019	2020	2021

	(in RUB millions, unless otherwise indicated)
Payment Services Segment Payment Volume	1,488,587	1,616,799	1,735,414
Active QIWI Wallet accounts (at period end, in millions) (1)	22.5	18.1	14.1
Active kiosks and terminals (units) (2)	134,280	113,713	93,244
Payment Services Segment Net Revenue Yield (3)	1.41%	1.40%	1.22%

(1)

Number of active QIWI Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period.

(2)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(3)	Payment Services segment net revenue yield is defined as Payment Services segment net revenue divided by Payment Services segment payment volume.

Payment volume. Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability. Payment Services segment payment volumes have increased by 7.3% in 2021 as compared to 2020, reaching RUB 1,735 billion predominantly due to the growth in Money Remittance market vertical resulting largely from the development of payment solutions for merchants including betting merchants, new contracts and new projects targeting the self-employed market, amid growth of peer-to-peer operations. Payment Services segment payment volumes have increased by 8.6% in 2020 as compared to 2019, reaching RUB 1,617 billion for the year ended December 31, 2020 mainly as a result of the growth in E-commerce and Money Remittance market verticals where we are best suited to leverage our payment infrastructure by providing our customers with convenient solutions. The following factors may have a significant impact on the payment volumes and therefore our revenue and profits:

●	Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline, although some of the market we service tend to show counter cyclical trends.

●	Regulatory changes. Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in the recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws, and experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on us. Due to the CBR restrictions imposed in December 2020 (which expired in May 2021) our performance in the e-commerce market vertical was adversely affected and resulted in reduction of volumes and revenues generated from payments to foreign merchants and money transfers to pre-paid cards from corporate accounts (see – Item 3.D Risk Factors, - “Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”). Our business servicing betting merchants was also adversely affected due to the regulatory developments in the Russian betting industry which forced us to stop operations of our Interactive Bets Accounting Center (TSUPIS) starting from October 2021. Payment volume and revenues lost due to the changes in the Russian betting industry will negatively affect the results of the E-commerce payment segment market vertical (where we accounted processing of payments for making the bets) and the Money Remittance payment segment market vertical (where we accounted betting winning payouts on various types of payment methods, including the QIWI Wallet). See Item 3.D Risk Factors, - “Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up”. In September 2021, the Central Bank of Russia introduced heightened scrutiny recommendations with respect to peer-to-peer transactions which we expect will negatively affect the volume of the peer-to-peer transfers in Russia (and our respective volumes in particular) (see – Item 3.D Risk Factors, - “Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”).
●	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably in the recent years and continues to grow. Similarly, we expect the use of both banking cards and alternative payment methods in Russia, such as smartphones to grow considerably. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the demand for technological payment solutions, the number of potential merchants and partners to which we can offer payment services and the potential number of our users. However, the rapid development of bank card transactions in online environment as well as development of online banking services could hinder the growth in alternative payment methods.
●	Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products and developed certain solutions and technological capabilities to widen the scope of services that we offer for merchants, partners and customers. We believe that growth of our infrastructure and suite of services we offer as well as merchant and partner network will lead to more consumers using our payment and financial services more frequently. In addition, we actively encourage consumers to use multiple products, distribution channels and interfaces, for example, for users of our physical distribution network to create a QIWI Wallet or other online account and use it for wider range of purposes such as, for example, recurring and non-recurring payments, money transfers or as a payment collection tool. We also encourage our merchants and partners to use variety of our complimentary solutions and promote users of our payment services to adopt the financial services products that we offer, such as ROWI and Flocktory. We believe that the synergies offered within our ecosystem and between our payment and financial services will help enhance consumer adoption of our services in the future and create a more attractive and complete range of use cases and consumer journeys.
●	Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are one of the principal forms of payment in Russia, and, as a result, a significant share of our payment volumes continues to be cash-based. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks and terminals network is decreasing. We expect cash payments to continue to be an important means of payment in Russia and to sustain demand for use of our kiosks and terminals in the near future. If the use of cash as means of payment declines in Russia, it may negatively impact our financial results, hence we increasingly focus on offering our clients primarily digital solutions.

Number of active QIWI Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded in the 12 months preceding the end of the relevant reporting period. Number of active wallets is one of the measures of our success in penetrating the market and expanding our customer base. The number of active QIWI Wallet accounts decreased to 14.1 million as of December 31, 2021 from 18.1 million as of December 31, 2020. Such decline is attributable primarily to the introduction of new limitations on anonymous wallets and consequent optimization of certain transaction processes and enhancement of certain KYC, identification and compliance procedures. This decline did not substantially impact our financial performance due to increasing diversification of our product proposition and operating models. We expect that the number of active QIWI Wallet could also be affected by the CBR restrictions imposed in December 2020 and resulting outflow of clients that customarily used our services specifically for payments to merchants that have become subject to the restrictions (see – Item 3.D Risk Factors, - “Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations” and Item 3.D Risk Factors, - “Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes”). We also note that there are 1.3 million QIWI Wallet accounts previously created solely for the purposes of making bets via QIWI TSUPIS which are not used in any other way. These QIWI Wallets are at risk as QIWI stopped providing TSUPIS services in October 2021. We are focused on diversification of our product proposition and increase of payment volumes per QIWI Wallet account. During 2021 we observed increase in volume per active QIWI Wallet account and in 4Q 2021 it was 62% higher compared to the same period of the last year.

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2020 to December 31, 2021, our number of kiosks decreased from 94,000 to 75,000 and the number of terminals decreased from 19,000 to 18,000. Our kiosks and terminals can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. The number of kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was, and to a certain extend continues to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure, and we maintain or even slightly increase our market share.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Payment Services segment net revenue yield was 1.41%, 1.40% and 1.22% in 2019, 2020, and 2021, respectively. In 2021, Payment Services segment net revenue yield decreased by 18bps in comparison to 2020. The following factors have influenced Payment Services segment net revenue yield and may influence it going forward:

●	We have experienced a decline in Payment Services segment net revenue yield mainly driven by a combination of (i) decreased e-commerce net revenue yield by 16bps to 2.16% and (2) negative mix effect with lower share of high marginal e-commerce vertical in total Payment Services volume by 8.7ppt to 20.8%, both resulting from the temporary restrictions imposed on cross-border payments which bear higher commissions compared to most other types of our operations. The December 2020 CBR order which expired in May 2021 (see Item 3.D Risk Factors, - “Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”) has had a long-lasting negative pressure on our Payment Services segment payment volumes and net revenue yield primarily in the e-commerce market vertical. It was partially offset by an increase of the total Payment Services Payment volume by 7.3% compared to 2020.
●	In the past, we have experienced a decline in average net revenue yields derived from large merchants such as, for example, MNOs since they have a substantial bargaining power over the payment channels they use including our infrastructure. We expect that the average net revenue yields will be declining in certain verticals such as E-Commerce and Money Remittances if merchants in these verticals continue to gain scale and accordingly bargaining power or if lower yielding products offered as part our infrastructure gain larger share.

●	Our Payment Services segment net revenue yield depends on the level and mix of merchant commissions as well as the level of the reload costs we have. Such costs depend on the commissions charged to us by our partners and agents for the wallet reload as well as on the mix of such channels. If the consumer preferences shift between different reload methods or if any channel becomes more expensive to us (as we have experienced in 2015 in relation to our kiosk network) or less expensive to us, our Payment Services segment net revenue yield may decrease or increase respectively.

Impact of geopolitical developments in Russia and related sanctions

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a devastating effect on Russian relations with the West. In response to the Ukraine crisis, Ukraine, the European Union, the United Kingdom and the United States (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have passed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and whole sectors of Russian economy, as well as export restrictions and “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions. February and March 2022, we saw the imposition of severe measures that have hitherto been unprecedented. See “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”.

While the current sanctions generally do not target QIWI directly (other than certain sanctions introduced by Ukraine, see “– We are subject to extensive government regulation”), there can be no assurance that additional sanctions affecting our company will not be imposed. These sanctions have had and will continue to have the effect of damaging the Russian economy. In addition, the introduction of further economic or trade sanctions remains highly likely as the conflict in Ukraine develops.

We cannot predict the full impact of these matters on our business and results of operations, due to the fact that the related developments are highly unpredictable and occur swiftly, often with little notice. The following are some of our current observations regarding such impacts. You are urged to read these observations in conjunction with the information provided elsewhere in this annual report (see Item 3D Risk Factors – “The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition” and Note 31 “Events after the reporting date” of the audited consolidated financial statements included in this annual report).

Regarding our B2C operations, the economic sanctions against certain Russian banks have resulted in an increase in the volume of consumers that rely on alternative payment and financial services providers similar to our business. We plan to launch additional products and services to support this trend and improve customer loyalty. Despite the limitations on cross-border transactions, payments and fund transfers as further described below, we do not expect any meaningful impact from such limitations, as 87% of our operations are denominated in Rubles (which are not affected by sanctions in any way). Moreover, certain payment services providers have ceased their operations in Russia, resulting in a decrease in competition in the Russian market.

As of the date of this annual report, only a few of our B2B operations have been negatively affected by sanctions, namely (i) digital commerce, due to limitations on cross-border transactions, (ii) CONTACT money remittances business, due to limitations introduced on international money transfers, and (iii) the Flocktory business, due to the exit of certain Western businesses. These changes have not had a material impact on our overall business, as the contribution of these operations to our net revenue is not significant.

On March 2, 2022, certain Russian financial institutions were banned from the SWIFT payment system by the European Union. Under these circumstances, we rely on our wide network of partners and banks that play a vital role in our operations to adopt alternative payment systems and adapt to a new reality. However, in the event that Russia is disconnected from the SWIFT payment system completely, cross-border trade with Russia would be disrupted, and as a result, we would not be able to service any cross-border transactions.

Russian authorities have introduced capital-control measures that prevent currency outflows. Such measures affect our ability to transfer funds from our Russian subsidiaries to our Cypriot parent company, QIWI plc. Although most of our assets are located in Russia, most of our contractual obligations are performed in Russia and QIWI plc has enough reserves in its accounts to fulfil its commitments, we are still taking such capital-control measures into account when considering distribution of dividends and other cash expenditures.

Certain businesses from the United States, the European Union and other countries, wound down or substantially scaled back, or announced plans to wind down or scale back, their operations in Russia or with Russian counterparts, and other businesses are exhibiting an overall trend of avoiding any associations with Russia or Russian persons. In light of this, we risk having limited access to and supply of technologies. We believe our current technological solutions will allow us to continue operations; however, a prolonged suspension of access or supply of hardware, software or other technologies may adversely affect our operations materially over time. A switch to locally produced software and hardware may also negatively affect the performance and safety features of our systems, and consequently, the quality of our services may be affected.

On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Qiwi Bank unable to issue Visa and Mastercard cards and conduct any cross-border payments with the use of such cards, which is expected to have a negative, albeit limited, effect on our payment volumes due the shutdown of cross-border transactions. All operations within Russia in Rubles with such cards are available in full and served by the National Payment Card System (NSPK) with lower acquiring costs for payment service providers including ourselves. As an alternative we are able to issue virtual MIR cards and expect to issue MIR plastic cards in the future. Consequently, with the majority of our operations conducted in Rubles and the availability of QIWI Wallet services as a payment method, we do not believe that the impact on our operations and financial results will be significant from the exit by international payment systems. Combined share of Visa and MasterCard operations affected by the suspension of their services for 2019, 2020 and 2021 consitued 0.5%, 1.1% and 1.3% of Payment Services payment volume, respectively.

As part of our treasury operations, we hold a portfolio of publicly traded debt securities. In February 2022, the value of such portfolio was affected by the wide sell-off of Russian securities. For the year ended December 31, 2021, the revaluation loss of our bond portfolio constituted RUB 206 million. See Item 3D – “Our bond portfolio could decline in value, which may result in financial losses and have a negative effect on our compliance with banking prudential ratios” for more detail.

See also “– Trading in our ADSs has been halted by Nasdaq and there can be no assurance when or if it will resume, while trading in our ADSs on the Moscow Exchange is subject to certain limitations”.

Impact of COVID-19

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. The virus then quickly spread out across Europe and the Americas, resulting in various "shelter-in-place" regulations, lockdowns, curfews, bans on international travel, cancellations of public events, and supply chain disruptions. These measures continue to be in place in various forms in most countries in the world, including (to a rather minor extent as of the date of this report) Russia. These developments have negatively impacted consumer and business spending and payments activity generally, and have significantly contributed to deteriorating macroeconomic conditions, business closures, higher unemployment and decrease in consumer confidence throughout the world, including Russia and other countries in which we operate. While governments around the world have taken steps to attempt to mitigate some of the more severe anticipated economic effects of COVID-19, such steps have not always been effective. The negative effects of the coronavirus on our business were primarily reflected in 2020 and have included a decline in revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop in money remittance primarily due to a decline in payments to self-employed individuals due to an overall contraction of business activity, and a decline in the use of our kiosk network. On the other hand, in 2021 we observed accelerating favorable trends such as digitalization of payments, development of e-commerce, growing number of peer-to-peer transactions and increasing number of self-employed individuals. The coronavirus pandemic is still ongoing and some quarantine restrictions continue to sporadically emerge globally. The full impact of the COVID-19 pandemic on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last. These factors may remain prevalent for a significant period of time and may continue to affect our business, results of operations and financial condition, even after the COVID-19 outbreak has subsided.

The COVID-19 outbreak has required and is likely to continue to require significant management attention, substantial investments of time and resources across our enterprise, and increased costs to effectively manage our operations. The spread of COVID-19 has caused us to make significant modifications to our business practices, including enabling most of our workforce to work from home, establishing strict health and safety protocols for our offices, restricting physical participation in meetings, events, and conferences and imposing restrictions on employee travel. The significant number of our employees who are working remotely as a result of the outbreak, and an extended period of remote work arrangements and subsequent reintroduction into the workplace could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, give rise to claims by employees, and impair our ability to manage our business or otherwise adversely affect our business. Additionally, COVID-19 may have negative impact on our internal controls over financial reporting as a significant portion of our workforce is required to work from home and therefore new or modified processes, procedures, and controls could be required to respond to changes in our business environment. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to government authorities.

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

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we receive interest revenue, fees for inactive accounts and unclaimed payments, cash and settlement service fees as well as fees for issuing bank guarantees and advertising.

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

Interest revenue calculated using the effective interest rate. In addition to payment processing fees, we generate revenue from various sources that classified as interest revenue calculated using the effective interest rate, including income from factoring financing to legal entities provided as part of the ROWI project, depositing cash on bank deposits and investments in securities.

Fees from inactive accounts and unclaimed payments. We also earn revenues from inactive accounts and unclaimed payments, writing down leftover balances or unclaimed payments when our customers do not use their wallets or do not claim their payments respectively for prolonged periods of time so that their wallets are deemed to be inactive.

Other sources of revenue. Additionally, we charge a fee for managing of current accounts that we provide to individuals and legal entities including our agents and SME clients (cash and settlement services fee), related revenue is recorded as services are rendered or as transactions are processed; and other revenue (such as fees from customers for services provided by Flocktory and fees from non-related parties for bank guarantees issued by ROWIproject).

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

Credit loss expense/income

Credit loss expense represent impairment losses for financial assets accounted for using a forward-looking expected credit loss (ECL) approach in accordance with requirements of the IFRS 9. ECLs are calculated as a difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive.

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

For the purpose of the impairment testing of other non-current assets we estimate the recoverable amounts as the higher of the value in use or the fair value less costs to sell of an individual asset or Cash Generating Unit (CGU) such asset relates to. For the year ended December 31, 2021 and December, 31 2020 impairment of intangible and fixed assets was RUB 24 million and RUB 32 million, respectively, For the years ended December 31, 2020 and 2019 impairment of intangible assets was RUB 32 million and RUB 201 million, respectively, mainly relating to the liquidation of QIWI Box project in 2019 and resulting impairment of its asset base comprising primarily of self-pick-up parcel lockers.

Other Income and Expense Items

Gain on disposal of an associate

Gain on disposal of an associate include the result of the transaction where we have completed the sale of our stake in our Tochka equity associate during 2021.

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

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2019, 2020, and 2021:

	Years ended December 31,
	2019 (1)	2020 (1)	2021

	(in RUB millions)
Continuing operations
Revenue, including	35,941	40,622	41,135
Payment processing fees	30,736	34,326	33,397
Interest revenue calculated using the effective interest rate	1,961	2,390	3,453
Fees from inactive accounts and unclaimed payments	1,806	1,952	1,771
Other revenue	1,438	1,954	2,514
Operating costs and expenses, including	(23,964)	(26,558)	(29,130)
Cost of revenue (exclusive of items shown separately below)	(14,075)	(16,494)	(18,022)
Selling, general and administrative expenses	(3,442)	(2,733)	(3,228)
Personnel expenses (2)	(5,192)	(6,108)	(6,390)
Depreciation and amortization	(1,066)	(1,101)	(1,130)
Credit loss (expense)/income	12	(90)	(336)
Impairment of non-current assets	(201)	(32)	(24)
Profit from operations	11,977	14,064	12,005
Gain on disposal of an associate	—	—	8,177
Share of gain/(loss) of an associate and a joint venture	258	663	306
Foreign exchange gain/(loss), net (3)	(172)	(199)	(29)
Interest income and expenses, net	(18)	(68)	92
Other income and expenses, net	(91)	(95)	65
Profit before tax from continuing operations	11,954	14,365	20,616
Income tax expense	(2,513)	(3,119)	(3,080)
Net profit from continuing operations	9,441	11,246	17,536

Discontinued operations
Loss after tax from discontinued operations	(4,554)	(2,308)	—
Net profit	4,887	8,938	17,536

Attributable to:
Equity holders of the parent	4,832	8,842	17,399
Non-controlling interests	55	96	137

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

Set out below are our consolidated statements of operations data for the years ended December 31, 2019, 2020 and 2021 as a percentage of total revenue:

	Years ended December 31,
	2019 (1)	2020 (1)	2021

	(as a percentage of revenue)
Continuing operations
Revenue, including	100.0	100.0	100.0
Payment processing fees	85.5	84.4	81.2
Interest revenue calculated using the effective interest rate	5.5	5.9	8.4
Fees from inactive accounts and unclaimed payments	5.0	4.8	4.3
Other revenue	4.0	4.9	6.1
Operating costs and expenses, including	(66.7)	(65.3)	(70.8)
Cost of revenue (exclusive of items shown separately below)	(39.1)	(40.6)	(43.9)
Selling, general and administrative expenses	(9.6)	(6.7)	(7.8)
Personnel expenses	(14.4)	(15.0)	(15.5)
Depreciation and amortization	(3.0)	(2.7)	(2.7)
Credit loss (expense)/income	0.0	(0.2)	(0.8)
Impairment of non-current assets	(0.6)	(0.1)	(0.1)
Profit from operations	33.3	34.7	29.2
Gain on disposal of an associate	—	—	19.9
Share of gain/(loss) of an associate and a joint venture	0.8	1.7	0.7
Foreign exchange gain/(loss), net	(0.4)	(0.5)	(0.1)
Interest income and expenses, net	(0.1)	(0.2)	0.2
Other income and expenses, net	(0.3)	(0.2)	0.2
Profit before tax	33.3	35.5	50.1
Income tax expense	(7.0)	(7.7)	(7.5)
Net profit from continuing operations	26.3	27.8	42.6
Discontinued operations
Loss after tax from discontinued operations	(12.7)	(5.6)	—
Net profit	13.6	22.2	42.6
Equity holders of the parent	13.4	22.0	42.3
Non-controlling interests	0.2	0.2	0.3

(1)

Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Set out below are our revenues, by source, for the year December 31, 2021 and 2020, and as a percentage of total revenue:

	Year ended December 31,
	2020 (1)	2020 (1)	2021	2021
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	40,622	100.0	41,135	100.0
Payment processing fees	34,326	84.4	33,397	81.2
Interest revenue calculated using the effective interest rate	2,390	5.9	3,453	8.4
Fees from inactive accounts and unclaimed payments	1,952	4.8	1,771	4.3
Cash and settlement service fees	512	1.3	500	1.2
Platform and marketing services related fees (2)	794	2.0	958	2.3
Fees for guarantees issued (2)	440	1.1	723	1.8
Other revenue	208	0.5	333	0.8

(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.
(2)	Platform and marketing services related fees and fees for guarantees issued were presented as part of Other revenue prior to December 31, 2020, and are now presented separately to reflect the management view on material business activities.

Revenue for the year ended December 31, 2021 was RUB 41,135 million, an increase of 1%, or RUB 513 million, compared to the same period of 2020. Payment processing fees in 2021 reached RUB 33,397 million, a decrease of 3%, or RUB 929 million, compared to previous year mainly due to the decline in Payment Services segment net revenue yield by 18bps year-over-year partially compensated by growth of payment volume in 2021 by 7.3% year-over-year. The decline in Payment Services segment payment average net revenue yield was mainly driven by a combination of (i) decreased e-commerce net revenue yield by 16bps to 2.16% and (ii) negative mix effect with lower share of high marginal e-commerce vertical in total Payment Services volume by 8.7ppt to 20.8%, both resulting from the temporary restrictions imposed on cross-border payments which bear higher commissions compared to most other types of our operations. Payment Services segment payment volumes growth in 2021 as compared to 2020 was predominantly due to the growth in Money Remittance market vertical resulting largely from the development of payment solutions for merchants including betting merchants, new contracts and new projects targeting the self-employed market, and growth of peer-to-peer operations.

The number of active QIWI Wallet accounts decreased to 14.1 million as of December 31, 2021 from 18.1 million as of December 31, 2020. The decline primarily resulted from the introduction of limitations on the anonymous wallets and enhancement of certain KYC, identification and compliance procedures. The number of active QIWI Wallets was also affected by the CBR restrictions imposed in December 2020 resulting in outflow of clients that customarily used our services specifically for payments to merchants that have become subject to the restrictions. We also had 1.3 million of QIWI Wallet accounts previously created solely for the purposes of making bets via QIWI TSUPIS, which might not be used since October 2021 as we stopped providing TSUPIS services. Such decline did not substantially impact our financial performance as we are focused on diversification of our product proposition and increase of payment volumes per QIWI Wallet account.

The number of our kiosks and terminals decreased, with 93,244 active kiosks and terminals as of December 31, 2021 compared to 113,713 as of December 31, 2020, primarily as a result of the underlying market dynamics further described in “Item 3.D. Risk Factors— Risks Related to Our Business and Our Assets — A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services .”

Interest revenue calculated using the effective interest rate for the year ended December 31, 2021 was RUB 3,453 million, an increase of 44%, or RUB 1,063 million, compared to the same period in 2020. The growth was primarily related to the increase of income from factoring financing provided as part of the ROWI project due to growth of its portfolio and increase in debt securities portfolio as well as growth of interest rates on the debt market.

Fees for inactive accounts and unclaimed payments decreased by 9%, or RUB 181 million, from RUB 1,952 million in 2020 to RUB 1,771 million in 2021.

Cash and settlement services fees for the year ended December 31, 2021 were RUB 500 million, a decrease of 2%, or RUB 12 million, compared to the same period in 2020. Cash and settlement services fees decrease resulted primarily from a decline in number of active Tochka clients in QIWI Bank branch.

Platform and marketing services related fees for the year ended December 31, 2021 were RUB 958 million, an increase of 21%, or RUB 164 million, compared to the same period in 2020. The increase was mainly driven by growth of revenue from Flocktory services resulting primarily from organic growth of Flocktory’s client base.

Fees for guarantees issued for the year ended December 31, 2021 were RUB 723 million, an increase of 64%, or RUB 283 million, compared to the same period in 2020. The increase was mainly driven by growth of ROWI digital guarantees portfolio.

Other revenue for the year ended December 31, 2021 was RUB 333 million, an increase of 60%, or RUB 125 million, compared to the same period in 2020. The increase was driven by growth of revenue from additional value-added services for our clients as well as from minor miscellaneous projects.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2021 and 2020, and as a percentage of total revenue:

	Year ended December 31,
	2020 (1)	2020 (1)	2021	2021
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue	(16,494)	(40.6)	(18,022)	(43.8)
Transaction costs	(14,777)	(36.3)	(15,892)	(38.6)
Interest expense	(288)	(0.7)	(505)	(1.2)
Other expenses	(1,429)	(3.5)	(1,625)	(4.0)
Selling, general and administrative expenses	(2,733)	(6.7)	(3,228)	(7.8)
Personnel expenses	(6,108)	(15.0)	(6,390)	(15.5)
Depreciation and amortization	(1,101)	(2.7)	(1,130)	(2.7)

(1)

Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

Cost of revenue

Cost of revenue for the year ended December 31, 2021, was RUB 18,022 million, an increase of 9%, or RUB 1,528 million, compared to the same period of 2020. Transaction costs, which primarily include different types of payment processing commissions that are charged by third party agents and providers, including banks and payment systems, increased by 8% or RUB 1,115 million from RUB 14,777 million to RUB 15,892 million for the year ended December 31, 2021, as compared to the same period in 2020 primarily due to Payment Services segment payment volumes increasing by 7.3% year-over-year due to factors described above in Revenue.

Interest expense

Interest expenses for the year ended December 31, 2021 were RUB 505 million, an increase of 75%, or RUB 217 million, compared to the same period in 2020, primarily, due to interest expenses on our debt that was issued in the second half of 2020.

Other expenses

Other expenses for the year ended December 31, 2021 stood at RUB 1,625 million, an increase of 14%, or RUB 196 million, compared to the same period of 2020 primarily due to further development of Flocktory and ROWI projects.

Segment Net Revenue

The following table presents net revenue by reportable segment (see “Item 4.B. Business Overview” for more information about our reportable segments) for the periods indicated:

	Year ended December 31,
	2019	2020	2021
	(in RUB millions)	(in RUB millions)	(in RUB millions)
Payment Services	20,965	22,637	21,100
Consumer Financial Services	1,339	1,066	—
Rocketbank	(490)	548	—
Corporate and Other	1,362	1,727	2,013
Total Segment Net Revenue (1)	23,176	25,978	23,113

(1)

For the periods indicated above Total Segment Net Revenue is equal to Total Net Revenue. See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

Segment net revenue attributable to the Payment Services segment decreased by RUB 1,537 million, or 7%, in 2021 compared to the same period of 2020 mainly driven by the decline in average payment net revenue yield (for reasons described above in Revenue) partially offset by growth of payment volumes by 7.3% (described earlier in comments with respect to Revenue dynamics) and increase of Payment Services other net revenue. Interest revenue increased by 19% or by RUB 347 million compared to 2020. The growth was primarily related to the increase of the debt securities portfolio as well as growth of interest rates on the debt market. Fees from inactive accounts and unclaimed payments decreased by 9%, or RUB 181 million compared to 2020. Other revenue net increased by 95% or by RUB 166 million compared to 2020. Payment Services segment net revenue accounted for 91.3% of Total Segment Net Revenue in 2021.

Net revenues attributable to the Corporate and Other category increased by RUB 286 million, or 17%, in 2021 compared to the same period in 2020. The growth in the Corporate and Other category net revenue was primarily driven by the increase in interest revenue due to growth of ROWI project portfolio. Corporate and Other category net revenue accounted for 8.7% of Total Net Revenue in 2021.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2021 were RUB 3,228 million, an increase of 18%, or RUB 495 million, as compared to the same period in 2020. The increase was primarily a result of higher costs on information and consulting services, and representative and travelling expenses. Information and consulting expenses increased mainly due to (i) advisory services for market research while reviewing Company’s strategy, (ii) more expensive insurance of liabilities of Directors and Officers and (iii) additional legal services related to potential M&A activities. Representative and travelling expenses increase year-over-year due to a weakening quarantine limits and increase of various business activities. Changes in other items of administrative expenses are individually insignificant.

Personnel expenses

Personnel expenses for the year ended December 31, 2021 were RUB 6,390 million, an increase of 5%, or RUB 282 million, as compared to the same period in 2020. Increase in personnel expenses year over year was driven by a combination of (i) hiring of new employees, and (ii) indexation of existing employees salaries.

Depreciation and amortization

Depreciation for the year ended December 31, 2021 amounted to RUB 1,130 million, an increase of 3% or RUB 29 million compared to the same period in 2020.

Credit loss (expenses)/income

Credit loss expense for the year ended December 31, 2021 was RUB 336 million, an increase of RUB 246 million, compared to credit loss expense of RUB 90 million for the same period in 2020. The increase was predominantly related to further development of ROWI project with growth of its credit portfolio.

Impairment of non-current assets

Impairment of non-current assets for the year ended December 31, 2021 was RUB 24 million, a decrease of 25%, or RUB 8 million, compared to the same period in 2020. This item represents the impairment of assets related to a number of Group’s venture projects. The Group did not recognize any significant impairment neither in 2020 nor in 2021.

Gain on disposal of an associate

In the third quarter of 2021, the Group completed a sale of its 40% stake (45% economic interest) in the capital of its Tochka associate (see – Item 10.C Material Contracts, - “Agreement for the transfer the ownership of the of shares related to the project “Tochka”). Gain on disposal of Tochka associate for the year ended December 31, 2021 was RUB 8,177 million, including (i) base deal amount of RUB 4,947 million, (ii) accrued discounted performance adjustment gain contingent on Tochka’s earnings for the year 2021 in the amount of RUB 4.647 million, (iii) dividends received in 3Q 2021 in the amount of RUB 532 million, and (iv) less carrying amount of disposed investment in the amount of RUB 1,949 million.

The consideration for the sale of the stake in Tochka was comprised of a fixed portion and a contingent portion. Dividends paid by Tochka to the Group prior to the sale and the fixed portion of consideration were received during the third quarter of 2021. The contingent portion is expected to be paid in second quarter of 2022. We note that there is a degree of uncertainty regarding the receipt of the contingent portion of the consideration as the buyer decided to approach the Government Commission for approval of such payment. A negative decision of the Commission may postpone or even block the payment and therefore could result in a loss in the amount of up to RUB 4,855 million. See “Item 3.D. Risk Factors—Risks Related to Our Business and Industry—a decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services

Share of gain/(loss) of an associate and a joint venture

Share of gain of an associate and a joint venture for the year ended December 31, 2021 was RUB 306 million, a decrease of 54%, or RUB 357 million, compared to the same period in 2020. The gain was primarily related to the income from former equity associate JSC Tochka, and the decrease reflects its sale in the third quarter of 2021.

Foreign exchange gain/(loss), net

Foreign exchange loss for the year ended December 31, 2021 was RUB 29 million, a decrease of 85%, or RUB 170 million, compared to the same period in 2020. Foreign exchange loss primarily resulted from a revaluation of cash balances, loans issued and guarantee deposits denominated in US dollars that was driven by exchange rate volatility during the year. The main reason for the decrease in foreign exchange loss in 2021 was favorable fluctuation of USD exchange rate in 2021 compared to 2020.

Interest income and expenses, net

Interest income and expenses, net for the year ended December 31, 2021 was an income of RUB 92 million, an increase of 235%, or RUB 160 million, compared to the same period in 2020.

Other income and expenses, net

Other income, net for the year ended December 31, 2021 was RUB 65 million, compared to other expenses, net of RUB 95 million for the year ended December 31, 2020.

Income tax

Income tax for the year ended December 31, 2021 amounted to RUB 3,080 million, a decrease of 1%, or RUB 39 million as compared to the same period in 2020. Our effective tax rate in 2021 was 14.9%, a decrease of 6.8 ppts compared to the same period in 2020 resulting from a gain from sale of associate which is non-taxable.

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2019	2020	2021
	(in RUB millions)	(in RUB millions)	(in RUB millions)
Payment Services	12,105	12,608	10,971
Consumer Financial Services	(1,981)	(793)	—
Rocketbank	(2,317)	(781)	—
Corporate and Other	(1,128)	(730)	(1,377)
Total Segment Net Profit (1)	6,679	10,304	9,594

(1)

For the periods indicated above Total Segment Net Profit is equal to Total Adjusted Net Profit. See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

Segment net profit attributable to the Payment Services segment decreased by RUB 1,637 million, or 13%, in 2021 compared to the same period in 2020. The decrease was primarily driven by net revenue decline in the respective segment.

Net loss attributable to the Corporate and Other category increased by RUB 647 million, or 89%, in 2021 compared to the same period in 2020 mainly due to decreased contribution from JSC Tochka associate via equity pick up (followed by sale of our stake in the project in the third quarter 2021), additional advisory services costs for market research procured in connection with Company’s strategy review, increased costs for insurance of Directors and Officers and higher income tax expenses.

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

(1)Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation. For more information, please refer to Note 6 of the audited consolidated financial statements included in this Annual Report on Form 20-F.

(2)Platform and marketing services related fees and fees for guarantees issued were presented as part of Other revenue prior to December 31, 2020, and are now presented separately to reflect the management view on material business activities.

Revenue for the year ended December 31, 2020 was RUB 40,622 million, an increase of 13%, or RUB 4,681 million, compared to the same period in 2019. Payment processing fees for the year ended December 31, 2020 were RUB 34,326 million, an increase of 12%, or RUB 3,590 million, compared to the same period in 2019. The increase in payment processing fees resulted primarily from volume growth in such categories as E-commerce (mainly as a result of an increase in volumes of digital entertainment, primarily betting merchants) and Money Remittance (as a result of the implementation of the self-employed market focus strategy). The increase impactwas partially offset by the slight decline in average payment net revenue yield, particularly in E-commerce category due to the scaling of new products and corresponding shift of the product mix towards lower yielding volumes.

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

Cash and settlement services fees for the year ended December 31, 2020 were RUB 512 million, a decrease of 45%, or RUB 420 million, compared to the same period in 2019. Cash and settlement services fees decrease resulted primarily from a decline in number of active Tochka clients in QIWI Bank. The decrease was underpinned by the transfer of Tochka project to JSC Tochka starting from February 1, 2019, which is now recognized as an associate. As a result of this transition we no longer recognize a substantial portion of Tochka project revenues.

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

Cost of cash and settlement service fees

Cost of cash and settlement service fees for the year ended December 31, 2020 were RUB 171 million, an increase of 4%, or RUB 7 million, compared to the same period in 2019. Cost of cash and settlement service fees are primarily related to the Tochka business and increased due to increased payment rates under our Information Technology Services Agreements with our partner.

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

(1)Numbers do not correspond to the previously disclosed due to the change in the presentation. SME Segment results of operation are presented as part of the Corporate and Other category due to SME Segment financial results falling below reportable segment thresholds.

(2)For the periods indicated above Total Segment Net Revenue is equal to Total Net Revenue. See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

Segment net revenue attributable to the Payment Services segment increased by RUB 1,672 million, or 8%, in 2020 compared to the same period in 2019. The growth in this segment’s net revenue was mainly due to an increase in payment processing fees. Payment processing fees increased by 12% or by RUB 3,590 million compared to the same period of 2019 in line with volume growth, which was primarily driven by E-commerce and Money Remittances market verticals partially offset by the decrease in payment average adjusted net revenue yield. Transaction costs increased by 17% or by RUB 2,144 million, in line with the increase in payment processing fees. Interest revenue decreased by 4% or by RUB 66 million compared to 2019. The decrease in interest revenue resulted primarily from lower interest rate environment in 2020. Fees from inactive accounts and unclaimed payments increased by 8%, or RUB 146 million compared to 2019. Other revenue net increased by 46% or by RUB 55 million compared to 2019. Payment Services segment net revenue accounted for 87% of Total Net Revenue in 2020.

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

Share of gain/(loss) of an associate and a joint venture

Share of gain of an associate and a joint venture for the year ended December 31, 2020 was RUB 663 million, an increase of 157%, or RUB 405 million, compared to the same period in 2019. The increase was mainly driven by the growth in net profit of an associate, JSC Tochka, which started operations on February 1, 2019.

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

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2019 (1)(2)	2020(2)
	(in RUB	(in RUB
	millions)	millions)
Payment Services	12,105	12,608
Consumer Financial Services	(1,981)	(793)
Rocketbank	(2,317)	(781)
Corporate and Other	(1,128)	(730)
Total Segment Net Profit (3)	6,679	10,304

(1)Numbers do not correspond to the previously disclosed due to the change in the presentation. SME Segment results of operation are presented as part of the Corporate and Other category due to SME Segment financial results falling below reportable segment thresholds.

(2)Numbers include continuing and discontinued operations.

(3)For the periods indicated above Total Segment Net Profit is equal to Total Adjusted Net Profit. See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

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

Our principal sources of liquidity are cash and cash equivalents (including QIWI Wallet balances), cash receivable from agents, deposits issued to merchants, proceeds from issuance of publicly traded bonds and revenues generated from our operations.

Our balance of cash and cash equivalents as of December 31, 2021 was RUB 33,033 million compared to RUB 47,382 million as of December 31, 2020 and RUB 42,101 million as of December 31, 2019. Cash and cash equivalents comprise predominantly of cash at banks and short-term deposits with an original maturity of three months or less. The decrease in cash and cash equivalents was caused by sale of the SOVEST project in 2020 and by the outflow of Rocketbank customer balances and deposits following the wind-down of Rocketbank project.

Our principal needs for liquidity have been, and will likely continue to be, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents and other working capital items, capital expenditures and acquisitions. We believe that our liquidity is sufficient to meet our current obligation as well as for financing our short- and midterm needs. Such needs may include, but are not limited to, funding the expansion of our ROWI project and corresponding factoring and loans portfolio, funding of lending-based products that are currently being tested and piloted as part of the effort to expand the product offering of our Payment Services Segment. We expect to fund the outstanding factoring portfolio primarily by our accumulated cash, through credit lines that we get from other banks and through debt markets. In 2020, we placed our debut RUB 5 billion bonds issue, which we utilized to fund ROWI activities as well as our other projects. Shall our view in respect of our sources of liquidity change or shall our ability to attract customers’ or agents’ funds deteriorate we may seek to raise additional liquidity (through the capital or debt markets or through bank financing) in order to fund the abovementioned projects as well as fund or finance other potential projects that we may seek to develop in the future.

As of December 31, 2021, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents, were RUB 28,114 million, compared to RUB 39,220 million as of December 31, 2020 and RUB 46,840 million as of December 31, 2019. The decrease as of December 31, 2021 compared to December 31, 2020 was a result of CBR restrictions imposed in December 2020 and Rocketbank closing process. The decrease as of December 31, 2020 compared to December 31, 2019 mostly related to decrease in value of customer accounts held and decrease of amounts due to banks that was primarily driven by the wind-down of Rocketbank. The total change in other items was insignificant.

An important part of our credit risk management and payment settlement strategy relies on cash we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support in the form of overdrafts for payment processing. Some of our counterparties (primarily the Big Three MNOs and certain payment systems) request that we make deposits with them in relation to payments processed through our system. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of December 31, 2021, cash receivable from agents and deposits issued to merchants were RUB 6,190 million, compared to RUB 6,830 million as of December 31, 2020 and RUB 5,426 million as of December 31, 2019. The decrease in cash receivable from agents and deposit issued as of December 31, 2021 as compared to year ended December 31, 2020 was mostly caused by replacement of certain deposits with guarantees. The increase in cash receivable from agents as of December 31, 2020 as compared to year ended December 31, 2019 is mostly related to additional deposits issued in favor of the main payment systems.

In the current geopolitical environment, Russian authorities have introduced capital-control measures that prevent currency outflows. Such measures affect our ability to transfer funds from our Russian subsidiaries to our Cypriot parent company, QIWI plc. Although most of our assets are located in Russia, most of our contractual obligations are performed in Russia and QIWI plc has enough reserves in its accounts to fulfil its commitments, we are still taking such capital-control measures into account when considering distribution of dividends and other cash expenditures. For further detail on the impact of geopolitical developments in Russia on our operations and financial condition, see Item 5A Operating Results – “Impact of geopolitical developments in Russia and related sanctions”.

Capital Expenditures

Our capital expenditures primarily relate to acquisition of IT equipment for our processing systems and purchase of software that we use in operations.

Capital expenditures for the year ended December 31, 2021 were RUB 532 million and consisted of: (i) RUB 220 million related to the purchases of the hardware for processing and data centers; (ii) RUB 212 million related to the purchase of computer software; (iii) RUB 90 million related to workplace improvement and other office equipment purchase; (iv) RUB 10 million related to the leasehold improvements.

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

As of December 31, 2021, we had no material capital expenditure commitments.

Off-balance sheet arrangements

Guarantees issued

As part of our operations we issue performance and financial guarantees to non-related parties for a term of up to five years at market rate. The total amount of guarantees issued as of December 31, 2021 was RUB 46,631 million, up from RUB 22,036 million as of December 31, 2020.The growth of the amount of bank guarantees outstanding resulted from the development of the digital bank guarantees services of ROWI project focused on providing digital bank guarantees to different legal entities participating in public procurement procedures (primarily small and medium enterprises).

Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2021:

					more
		less than	one to	three to	than five
	Total	one year	three years	five years	years

	(in RUB millions)
Operating lease obligations	12	12	—	—	—
Total contractual obligations	12	12	—	—	—

Cash Flow

The following table summarizes our cash flows for the years ended December 31, 2019, 2020 and 2021:

	December 31,
	2019	2020	2021

	(in RUB millions)
Net cash flow generated from/(used in) operating activities	9,239	6,102	(4,510)
Net cash used in investing activities	(4,883)	(1,479)	(2,236)
Net cash used in financing activities	(2,277)	(287)	(7,417)
Effect of exchange rate changes on cash and cash equivalents	(944)	945	(186)
Net increase/(decrease) in cash and cash equivalents	1,135	5,281	(14,349)
Cash and cash equivalents at the beginning of the period	40,966	42,101	47,382
Cash and cash equivalents at the end of the year	42,101	47,382	33,033

Cash flows from operating activities

Net cash used in operating activities for the year ended December 31, 2021 was 4,510 million, compared to cash inflows of RUB 6,102 million for the same period in 2020. The dynamic of net cash flow from operating activities resulted from significant increase of loans portfolio by 5,501 million driven by ROWI project growth. In 2020 positive cash inflow was due to proceeds received from the sale of the SOVEST project loan portfolio.

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

Cash flows used in investing activities

Net cash used in investing activities for the year ended December 31, 2021 was RUB 2,236 million, compared to RUB 1,479 million for the same period in 2020. This increase in net cash outflow was driven by the treasury operations for purchases of publicly traded debt securities, and was partly offset by cash inflows received from the sale of an equity associate.

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

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2021 was RUB 7,417 million, compared to RUB 287 million for the same period in 2020. The increase in net cash outflow was primarily driven by the issuance of RUB 5 billion unsecured bonds in 2020 while in 2021 RUB 1,9 billion of debts was repaid.

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

Borrowings

As of December 31, 2021, and December 31, 2020, our debt consisted of the following:

				As of	As of
	Credit limit	Interest rate	Maturity	December 31, 2020	December 31, 2021

				(in RUB millions)
Current interest-bearing debt
Bank’ revolving credit facility	460	Up to 10% (1)	June 30, 2023	—	—
Bank’ revolving credit facility	500	Up to 15% (2)	April 20, 2026	—	—
Non-current interest-bearing debt
Bank’ revolving credit facility	1,000	8.5%	October 7, 2021	604	—
Bank’ revolving credit facility	1,000	8.5%	December 22, 2021	945	—
Bonds issued	5,000	9.3%	October 10, 2023	5,014	4,734
Total debt				6,563	4,734
Including short-term portion				1,640	86

(1)	The agreement stipulates the right of a lender to increase the interest rate in case the covenants are violated. The credit facility was undrawn in 2021 and remains undrawn in 2022. Certain covenants under the agreement have been violated as of December 31, 2021.
(2)	The agreement stipulates the right of a lender to increase the interest rate and demand early repayment in case the covenants are violated.

In October 2020 we issued unsecured bonds in the principal amount of RUB 5 billion with a fixed nominal interest rate of 8.4% (issuing costs amounted to RUB 83 million, so that effective interest rate comprised 9.3%). The bonds mature in 2023. Certain of our Group companies are subject to various covenants pursuant to the terms of these bonds. As of December 31, 2021, we were in compliance with all such covenants. Under the terms of the bonds, in the event of a breach of certain covenants the bondholders have the right to request that the Company, JSC QIWI and Sette FZ-LLC purchase their Bonds at their nominal value plus any interest accrued but not yet paid and, in certain instances, a default interest. The proceeds from the bond placement are used to finance our Factoring PLUS project as well as for other projects.

Interest expense with respect to the entirety of our debt amounted to RUB 501 million in 2021 compared to RUB 218 million in 2020. As of December 31, 2020, the Group pledged its debt securities with the carrying amount of 1,765 as a collateral for the credit facilities received.

C.	Research and development, patents and licenses, etc.

See Item 4.B, “Business Overview — Intellectual Property.”

D.	Trend information

In 2021, we observed a decrease of net revenue year-over-year in our Payment Services segment mainly due to a a changing business mix towards lower yielding transactions driven by the CBR restrictions imposed on of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts (see Item 3.D Risk Factors, - “Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations” and “Item 5.A, - “Operating Measures”). It was partially offset by increased Payment Services segment payment volumes in other market niches. Payment Services segment payment volumes growth was concentrated in the Money Remittance market vertical resulting largely from the development of payment solutions for merchants including betting merchants, new contracts and new projects targeting the self-employed market and growth of peer-to-peer operations (see “Item 5.A, - “Operating Measures”).

Our volumes and revenues in the Payment Services segment were also affected by other factors including the implementation of additional know-your-client and anti-money laundering measures, regulatory changes in the betting market and long-lasting implications of the COVID-19 outbreak resulting in various "shelter-in-place" regulations, lockdowns, bans on international travel, cancellations of public events, and supply chain disruptions. The coronavirus pandemic is still ongoing, and significant quarantine restrictions mostly continue to prevail globally, including, to a limited extent as of the date of this report, in Russia. The full impact of the COVID-19 pandemic on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last.

In December 2020, following the routine scheduled audit of Qiwi Bank, the CBR introduced certain restrictions on Qiwi Bank’s operations, including, effective from December 2020, the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. The restrictions introduced by the CBR have substantially affected our business, financial condition, and results of operations, primarily through decreasing the volumes in our E-commerce and Money Remittance market verticals, and as a result, our revenues and profits. We worked closely with the CBR to remediate the identified deficiencies and violations and eliminate the restrictions that have been imposed. As a result of such cooperation, all restrictions with respect to QIWI expired in May, 2021, although this did not result in full restoration of the respective volumes. There can be no assurance that no new restrictions will be adopted.in the future.

Our results have also been affected by regulatory changes in the betting market landscape. In December 2020, a new law was adopted, creating the Unified Interactive Bets Accounting Center's role. We made public proposal to serve as the single Interactive Bets Accounting Center pursuant by the new regulatory regime but our bid was not successful. In October 2021, the newly-appointed Unified Interactive Bets Accounting Center replaced QIWI TSUPIS. As a result, we lost the ability to generate volume and income directly related to TSUPIS business in Russia. It will most likely also affect our acquiring services provided to sports betting companies in a bundle with TSUPIS operations. At the same time, part of the betting revenues generated from QIWI Wallet services, including commissions for betting accounts top-ups and winning payouts are expected to be retained. These changes may have an adverse impact on the overall usage of QIWI Wallet. The combined betting stream represented 26% (or RUB 351.6 billion) of Payment Services segment payment volumes and 38% (or RUB 5,225 million) of Payment Services segment payment net revenue for 9M 2021. QIWI’s TSUPIS business and related acquiring services for 9M 2021 accounted 23% (or RUB 3,246 million) of Payment Services segment payment net revenue.

In September 2021, the Central Bank of Russia introduced heightened scrutiny recommendations with respect to peer-to-peer transactions with a view to eradicate such transactions which de-facto represent payments for various illicit or improper services. These recommendations require financial institutions such as ourselves to track transactions that are deemed suspicious under the various criteria imposed by the recommendations, cancel such suspicious transactions under certain circumstances and terminate relationships with the relevant clients carrying out such transactions. Starting from 2022, CBR has also started collecting from credit institutions specialized reports focused specifically on their peer-to-peer transactions. Due to the broad scope of suspiciousness criteria, in practice suspicious transactions may be difficult to distinguish from legitimate peer-to-peer transfers, and it is likely that certain bona fide operations that do not involve anything illegal or improper may also be affected as the market participants, including our company, seek to institute controls aimed at compliance with the new guidelines. It may be expected that the volume of the peer-to-peer transfers in Russia generally (and our respective volumes in particular) will deteriorate as a result of these measures (see – Item 3.D Risk Factors, - “Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”).

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a devastating effect on Russian relations with the West. In response to the Ukraine crisis, Ukraine, the European Union and the United States (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have passed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and whole sectors of Russian economy, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions. February and March 2022, we saw the imposition of severe measures that have hitherto been unprecedented.

These sanctions have had and will continue to have the effect of damaging the Russian economy. In addition, the introduction of further economic or trade sanctions remains highly likely as the conflict in Ukraine develops. We cannot predict the full impact of these matters on our business and results of operations, due to the fact that the related developments are highly unpredictable and occur swiftly, often with little notice. While the current scope of sanctions does not target QIWI directly, there can be no assurance that additional sanctions affecting our company will not be imposed. You are urged to read these observations in conjunction with the information provided elsewhere in this annual report (see Item 3D Risk Factors – “The conflict between Russia and Ukraine, and particularly its 2022 escalation, the U.S., EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting economic crisis that is beginning to unravel in Russia, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”, Item 5A – “Impact of geopolitical developments in Russia and related sanctions”, and Note 31 “Events after the reporting date” of the audited consolidated financial statements included in this annual report).

As a result of these factors, our growth potential will be significantly affected during 2022. Please see also "3.D Risk Factors."

E.	Critical Accounting Estimates

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

Critical accounting estimates are those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations. We believe that the following critical accounting estimates are the most sensitive and require more significant estimates and assumptions used in the preparation of our consolidated financial statements. You should read the following descriptions of critical accounting estimates, judgments and policies in conjunction with our consolidated financial statements and other disclosures included in this annual report.

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

Contract price is allocated separately to each performance obligation. There are generally no variable amounts affecting consideration at the moment such consideration is recognized as revenue. In the rare cases when the variability exists, we make estimates of the amount to be recognized based on the appropriate budgets and models. Consideration from customers does not have any non-cash component. Consideration payable to a customer is accounted for as a reduction of the transaction price and, therefore, a reduction of revenue. Consideration from customers is normally received within a few months and never in more than a year. Consequently, we believe that it contains no significant financing component.

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

Payment processing fee revenues and related transaction costs

Payment processing fee revenues include the following types:

-fees for processing of consumer payment (consumer fee and merchant fee);

-conversion fees.

We earn a fee for processing payments initiated by the individuals (“consumers”) to pay to merchants and service providers (“merchants”) or transfer money to other individuals. Payment processing fees are earned from consumers or merchants, or both. Consumers can make payments to various merchants through kiosks or a network of agents and bank-participants of payment system or through our website or applications using a unique user login and password (e-payments). When a consumer payment is processed, we may incur transaction costs to acquire payments payable to agents, bank-participants, mobile operators, international payment systems and other parties. The payment processing fee revenue and related receivable, as well as the transaction cost and the related payable, are recognized at the point when merchants or individuals accept payments from consumers in the gross amount, including fees payable for payment acquisition. Payment processing fees and transaction costs are reported gross. Any fees from agents and other service providers are recorded as reduction of transactions costs unless the fee relates to distinct service rendered by us.

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

Recognition of interest income and interest expense

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR method. The EIR (and therefore, the amortized cost of the asset) is calculated by considering any discount or premium on acquisition, fees and transaction costs that are an integral part of the EIR of the financial instrument.

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

Interest expense from bank borrowings intended to attract funds for reinvestment is classified as part of cost of revenue. Interest expense derived from borrowings attracted from various third parties as part of other arrangements is classified as interest expense not as part of cost of revenue All interest paid on borrowings is shown as cash outflows from operating activity in the consolidated statement of cash flows.

Recognition of revenue from inactive accounts and unclaimed payments

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

The Group has the option under some of its contracts to lease assets for an additional term. The Group applies judgement in evaluating whether it is reasonably certain to exercise the option to renew the lease. We consider all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Group reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

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

Impairment of goodwill and intangible assets

We determine that during the period under review we had the following material CGUs: Payment services, Tochka, ROWI and Flocktory. The Goodwill is allocated to two of the CGUs: Payment Services and Flocktory and intangible assets with indefinite useful life relates to three CGUs: Payment Services, Tochka and ROWI. For the purpose of the goodwill impairment test, we estimate the recoverable amounts of our CGUs as higher of fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares and as value in use based on discounted cash flow models. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, we estimate the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates.

Impairment of investments in associates and joint ventures

Our investments in significant associates and joint ventures are generally designated as separate CGUs. The recoverable amount of these CGUs is determined based on a value in use calculation using appropriate financial models.

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

ECL measurement

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

LGDThe Loss Given Default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral. It is usually expressed as a percentage of the EAD.

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

Uncertainty over risk assessment

We disclosed possible and accrued probable risks in respect on currency, customs, tax and other regulatory positions. Our management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its estimation of probability, which require considerable judgment.

ITEM 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Sergey Solonin	48	Director, Chairman of the Board
Andrey Protopopov	40	Director, Chief Executive Officer
Marcus Rhodes	60	Independent Director
Alexey Marey	44	Independent Director
Alla Maslennikova	48	Director
Tatiana Zharkova	46	Director
Alexey Mashchenkov	42	Chief Financial Officer
Maria Shevchenko	45	Chief Operating Officer

Biographies

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as chairman of our Board of Directors since January 2020. He has also been our chief executive officer from October 2012 to January 2020. Mr. Solonin is an entrepreneur and has over 15 years of experience in the payment services and banking industries. Mr. Solonin is also a member of the Investment Committee of Venture Fund of Skolkovo — IT I since June 2017, and a member of the Expert Committee of Vnesheconombank since October 2017. Mr. Solonin graduated from All-Russian Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Andrey Protopopov. Mr. Andrey Protopopov has served as our director and Chief Executive Officer since June 2021. He has also served as Chief Executive Officer of Payment Services since August 2019. Previously, he served as a Head of IT and Product from June 2015 to August 2019 and a Head of Product Management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development. Mr. Protopopov graduated from Novosibisrsk State University in 2004 with a masters degree in mathematics.

Marcus Rhodes. Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and chairman of the audit committee for PJSC “PhosAgro” (since May 2011), an independent director for Segezha Group JSC (since March 2021) and an independent director and chairman of the audit committee for PJSC “T Plus” (since June 2021). From May 2014 to May 2017 Mr. Rhodes was an independent director and chairman of the audit committee for Zoltav Resources, from February 2009 to May 2016 an independent director and chairman of the audit committee for Cherkizovo Group, from September 2009 to June 2015 for Tethys Petroleum, from July 2008 to June 2011 for Wimm-Bill-Dann Foods, from November 2009 to June 2011 for Rusagro Group and from September 2018 to June 2019 for Rustranscom PLC. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics and social history.

Alexey Marey. Mr. Alexey Marey has served as our director since June 2019. Mr. Alexey Marey is currently a member of the Board of Directors of Rissa Investments Limited (IDS Borjomi International Group). From 1998 to 2004 Mr. Alexey Marey successively worked at DANONE, Gillette International (Moscow) and Duracell Batteries N.V. Further Mr. Alexey Marey joined

Alfa-Bank JSC where he headed Retail Business, and then held a position of Chief Executive Officer of Alfa-Bank JSC from May 2012 to November 2017. Mr. Alexey Marey graduated from Moscow Aviation Institute, Economics Department in 1999.

Alla Maslennikova. Ms. Alla Maslennikova has joined the Board of Directors of QIWI as a Non-Executive Director with effect from April 11, 2022. Ms. Maslennikova has an extensive business, financial and legal experience and currently serves as a Member of the Managing Board at “Non-profit partnership “Association of Corporate Lawyers” (since 2017) as well as a Member of the Managing Board and Deputy CEO, Legal, Corporate and Property Affairs at PJSC “Research and production corporation “United Wagon Company” (since 2019). In 2021, Ms. Maslennikova also joined the Supervisory Board at Union of manufacturers and users of railway rolling stock “Association of car builders”. Prior to current appointments, Ms. Maslennikova served at PJSC Rosgosstrakh Bank as a Member of the Board of Directors from 2018 to 2019 and as a Chairman of the Managing Board from 2016 to 2019. Prior to that, she worked for over 10 years in the oil industry (including TNK-BP). Holding positions in governing bodies of a number of entities in financial, banking, industry and manufacture business spheres allowed Ms. Maslennikova to accumulate profound financial, investment and management expertise. Throughout her career, Ms. Maslennikova was focused on wide range of business issues including financial reporting, risk management, internal audit and control systems, and corporate governance. Ms. Maslennikova graduated from Volgograd State University with a degree in Law and from South Ural State University with a qualification in Economics and Enterprise Management.

Tatiana Zharkova. Ms. Tatiana Zharkova has served as our director since August 2020. During her career she has held top positions with, among others, Inteza bank, Volkswagen Bank Rus LLC, Globex Bank, and Ak Bars Bank. From October 2017 until February 2020 Ms. Zharkova was a managing director at the Association for Development of Financial Technologies, and in February 2020, she was elected as the Association's General Director. From May 2021 to December 2021 she was Chief Executive Officer of Distributed Ledger Technology LLC. Ms. Zharkova graduated from the Plekhanov Russian University of economics with a degree in finance and credit in 1995. She holds a Candidate of Sciences Degree in Economics (Council for the Study of Productive Resources (now part of Russian Foreign Trade Academy under the Ministry of Economic Development of the Russian Federation), 2015).

Alexey Mashchenkov. Mr. Alexey Mashchenkov has served as our chief financial officer since November 2021. Prior to joining QIWI, he most recently served as Deputy CEO of Russian Fishery and Group CFO of Russian Standard. Mr. Mashchenkov has over 20 years of experience in a variety of finance and investment management roles, with both private, and public companies and a track record of successful financing, Μ&Α, and restructuring transactions. Mr. Mashchenkov graduated from St. Petersburg State University and holds an ΜΒΑ from INSEAD. He is a member of the ACCA and holds an IMC Certificate of CFA institute.

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

Nadiya Cherkasova and Elena Titova, who had been members of QIWI's Board of Directors since 2018 and 2019, respectively, resigned from the Board on March 21, 2022 and April 20, 2022, respectively.

B.	Compensation

Compensation of Directors and Executive Officers

Under our articles of association, our shareholders determine the compensation of our directors from time to time at a general meeting of our shareholders, our board of directors determines the compensation of our chief executive officer. The compensation of our other executive officers is determined by our chief executive officer while our board of directors (which power may be delegated to the compensation committee) approves short-term cash incentive in the form of annual bonus based on financial results of the Company as well as equity-based long-term incentive granted to the executive officers. We also provide all of our directors with professional liability insurance.

For the year ended December 31, 2021:

- the aggregate remuneration paid (comprising salary, discretionary bonuses, share-based payments and other short-term benefits) to our directors and executive officers was RUB 307 million;

- no amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report;

- none of our non-executive directors and independent director appointees had a service contract with us that provides for benefits upon termination of office.

Our executive officers participate in a bonus program of the Company that is subject to performance of corporate key performance indicators (“cKPIs”) that are approved by the board of directors (which power may be delegated to the compensation committee). The cKPIs for 2021 vary depending on the Group level or the reporting segment and may include payment volume, net revenue, and net profit for the relevant reporting segment or at Group level. Each manager has at least two KPIs to follow with an equal split of weight between them. Bonus are allocated on an annual basis subject to performance of the cKPIs according to the formula approved by the Board of Directors. Bonus allocation takes place upon approval of the annual consolidated financial statements of the Company by the Board of Directors.

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

Long-Term Cash Incentive Program

General. In August 2019, in order to align employee compensation practices and plans with the best market practices and applicable guidelines, our board of directors approved a Long-Term Cash Incentive Program, or the LTCIP. Certain amendments were introduced to the LTCIP in 2021. Under the LTCIP, we may grant rights to bonus to executive managers and key employees of the Group who are in a position to make a significant contribution to the success of the Group. Each executive director of the board is also eligible to receive grants to bonus under the LTCIP in connection with such individual’s service as an employee of the Company. Non-employee directors of the board of directors of the Company is not eligible to participate in the LTCIP. In August 2021, our board approved a decrease in the maximum amount of cash reserved for grants of the rights to bonus under the LTCIP up to RUB 720,000,000. The LTCIP is scheduled to expire on the tenth anniversary of its effectiveness (unless terminated earlier by the

Administrator), although the rights to bonus granted prior to such expiration (if any) will remain outstanding after such date in accordance with their terms.

Administration. Our compensation committee administers the LTCIP, including determining the terms of all rights to bonus (including terms and conditions with respect to the achievement of established performance metrics), subject to the certain limitations. The Administrator also has the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the LTCIP as it deems advisable. Our chief executive officer construes and interprets the terms of the LTCIP and any bonuses granted thereunder. The participants of the LTCIP are also selected by our chief executive officer.

Terms and Conditions Generally. The motivation bonuses payout is subject to the achievement of one or several corporate targets set forth in the award agreement. 100% of the motivation bonuses is eligible to payout on the third anniversary of the grant date. The retention bonuses payout is subject to the participant’s continued employment or service with a member of the Group. 25% of the retention bonuses is eligible to payout annually beginning on the first anniversary of the grant date and continuing until the fourth anniversary of the grant date. Bonuses that have not become eligible to payout as of the date of termination of a participant’s employment or service with a member of the Group is forfeited upon such termination. No right to bonus granted under the LTCIP may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (other than pursuant to the laws of descent and distribution), provided that the bonus payout is not considered to be any type of disposal.

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

Outstanding Equity Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at April 29, 2022:

Number of
			Class B Shares	Number of
			Underlying	Class B Shares
			Vested	Underlying Unvested	Option
			Options (#)	Options (#)	Exercise	Option Expiration
	Option plan	Grant Date	Exercisable	Unexercisable	Price ($)	Date
Andrey Protopopov	2019 ESOP	July 17, 2019	—	350,000	16.75	December 31, 2026
Maria Shevchenko	2019 ESOP	June 30, 2020	—	350,000	13.70	December 31, 2026

C.Board Practices

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to seven directors nominated and elected by the shareholders (subject to certain exemptions), including not less than three directors who shall be independent directors (see also “Description of Share Capital—Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the annual report will expire at the annual general meeting of shareholders to be held in 2022. Our directors shall be elected at each subsequent annual general meeting of shareholders. Our articles of association provide that we may have up to seven directors, including not less than three independent directors. Non-independent directors shall not be more than four.

Under the Nasdaq Listing Rules, a director employed by us or that has, or had, certain relationships with us during the three years prior to this annual report, cannot be deemed to be an independent director, and each other director will qualify as independent only if our board of directors affirmatively determines that the director has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Our articles of association provide that any non-independent director may be qualified as an independent director if such director meets certain criteria under the Nasdaq Listing Rules. Accordingly, our board of directors has affirmatively determined that Mr. Marcus Rhodes and Mr. Alexey Marey are each an independent director in accordance with the Nasdaq Listing Rules. Ms. Elena Titova, who had been an independent director of QIWI's Board of Directors, resigned from the Board on April 22, 2022. The Board has conducted a search for a qualified replacement for Ms. Titova and expects to appoint a third independent director to the Board.

Committees of our Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the strategy and sustainable development committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit Committee. Our audit committee consists of Messrs. Marey and Rhodes, Mr. Rhodes is the chairman of the audit committee and our board of directors has determined that Mr. Rhodes qualifies as an “audit committee financial expert,” as defined under Nasdaq Listing Rules and the rules and regulations of the Exchange Act. Messrs. Marey and Rhodes are each an independent director in accordance with the Nasdaq Listing Rules. As a result of Ms. Titova’s resignation from the Board, the Company is not compliant with Rule 5605(c)(2) of the Nasdaq Rules, which requires a company to have an audit committee comprised of at least three independent directors. The Company has received a Nasdaq Staff Notification letter dated April 28, 2022, in which Nasdaq has provided the Company with a cure period in order to regain compliance as follows: (i) until the earlier of the Company’s next annual shareholders’ meeting or April 20, 2023; or (ii) if the next annual shareholders’ meeting is held before October 17, 2022, then the Company must evidence compliance no later than October 17, 2022. The Board has conducted a search for a qualified replacement for Ms. Titova and expects to appoint a third independent director to the Board and to the audit committee within the stated cure period.

The purpose of the audit committee is to assist our board of directors with its oversight responsibilities regarding: (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements, (c) the independent auditor’s qualifications, independence and performance and (d) the performance of our internal audit function and independent auditor.

Our audit committee’s duties include, but are not limited to:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with our independent registered public accounting firm the external audit plan and monitoring progress of its execution;
●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the financial statements and annual and quarterly reports with management and the independent registered public accounting firm;
●	review the internal auditor's objectives, resources and effectiveness and their annual audit plan, as well as the adequacy and effectiveness of internal control policies and procedures on a regular basis;
●	discuss with management legal matters that may have a material impact on the financial statements or Company’s compliance procedures;
●	reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and
●	meeting separately and periodically with management and our independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Messrs. Rhodes and Zharkova, Ms. Titova, who had been an independent director of the Board and the chairman of our compensation committee, resigned from the Board on April 22, 2022. The Board expects to appoint a new chairman of the compensation committee. Mr. Rhodes is an independent directors in accordance with the Nasdaq Listing Rules, whereas Ms. Tatiana Zharkova is a non-independent director. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

•	approving the compensation package of the chief executive officer;
•	administering our equity incentive plan;
•	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and
•	authorizing the repurchase of shares from terminated employees.

Strategy and Sustainable Development Committee. Our strategy and sustainable development committee (previously known as the strategy committee) consists of Messrs. Rhodes, Zharkova and Marey. Mr. Marey is the chairman of the strategy committee. Our strategy and sustainable development committee has a key role in defining our strategic goals and objectives, including but not limited to Environmental, Social and Governance area, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

Code of Ethics and Business Conduct

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees. The Code of Ethics and Business Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The first version of the Code was introduced in April 2013, and then amended in November 2019 and March 2021 in order to reflect the development of the business environment and our Company. A copy of the Code of Ethics and Business Conduct is available on our website: https://investor.qiwi.com/governance/documents/#accordion-governance-documents.

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

See Item 4.B “Business overview—Employees.”

E.Share Ownership

See Item 7.A “Major Shareholders” for information on the shareholdings of our directors and executive officers.

See Item 6.B “Compensation—Outstanding Equity Awards to Certain Executive Officers” for information on options granted to our executive officers.

See Item 6.B “Compensation—Employee Stock Option Plan” for a description of our employee stock option plan.

ITEM 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 29, 2022, by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

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

The calculations in the table below are based on 10,413,522 class A shares and 52,299,453 class B shares outstanding as of April 29, 2022, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by U.S. holders. To our knowledge, as of April 29, 2022,, a total of 51,979,248 Class B ordinary shares are held by one record holder in the United States, representing approximately 82.9% of our total outstanding shares and 33.2% of the total voting power of our outstanding shares. The holder is The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class A ordinary shares are held by record holders in the United States. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

			Total %	Total %	Total % of
		Total	of Issued	of Issued	Votes
	Total Class A	Class B	Class A	Class B	at a General
	Shares	Shares	Shares	Shares	Meeting
Directors and Executive Officers:
Sergey Solonin (1)	10,413,510	—	99.9999	—	66.6
Marcus Rhodes	—	2,000	—	*	*
Elena Titova	—	3,500	—	*	*
Alexey Marey	—	—	—	—	—
Alla Maslennikova	—	—	—	—	—
Tatiana Zharkova	—	—	—	—	—
Andrey Protopopov	—	—	—	—	—
Maria Shevchenko	—	—	—	—	—
Alexey Mashchenkov	—	—	—	—	—

All directors and executive officers as a group
Principal Shareholders:
Sergey Solonin (1)	10,413,510	—	99.9999	—	66.6
Public Joint-Stock Company «Otkritie Bank Financial Corporation» (2)	—	21,426,733	—	41.0	13.7

*Represents less than 1%.

(1)Based solely on the Schedule 13-D filed by Sergey Solonin with the Securities and Exchange Commission on January 14, 2020.

(2)Based solely on the Schedule 13-D filed by Public Joint-Stock Company «Otkritie Bank Financial Corporation» with the Securities and Exchange Commission on June 7, 2018.

B.	Related Party Transactions

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 165 million as of December 31, 2021. We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Agreements with Otkritie Bank

On September 14, 2021, the Company terminated its participation in the “Tochka” project by selling its stake (the “Transaction”) in JSC “Tochka” (“Tochka”) to Otkritie Bank (the “Counterparty”). The Transaction was documented by a share sale and purchase agreement and a number of ancillary agreements aimed at discontinuing our operational participation in Tochka, terminating non-competition and non-solicitation arrangements previously entered into in connection with our ownership of Tochka, providing certain indemnities in connection with the Transaction, etc.

Shares Sale and Purchase Agreement dated July 21, 2021 (“SPA”)

The subject of the SPA was selling of Company’s 40% stake in Tochka. The initial price of the shares was set at RUB 4.95 billion plus performance adjustment gain contingent on Tochka’s earnings for the year 2021. The payment of initial price and transfer of shares ownership were completed in September 2021. The consideration for the sale of the stake in Tochka was comprised of a fixed portion paid at the time of closing and a contingent portion which is expected to be paid in second quarter of 2022. Management currently believes that there is uncertainty regarding the receipt of the contingent portion of the consideration, which was expected to amount to RUB 4.85 billion. See Item 3.D Risk Factors – “We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.”

Deed of amendment and termination dated September 01, 2021 with respect to the Deed of non-competition and non-solicitation dated June 21, 2019

Under the Deed of amendment and termination with respect to the Deed of non-competition and non-solicitation, QIWI shall no longer be a party to the Deed of non-competition and non-solicitation dated June 21, 2019 among Tochka’s shareholders, and all references to the arrangements in relation to QIWI shall be removed once Company’s ownership of Tochka shares terminates in accordance with the terms and conditions of the Transaction.

Deed of amendment and termination to the Deed of warranty dated September 01, 2021

Under the Deed of amendment and termination with respect to the Deed of warranty QIWI shall no longer be a party to the Deed of warranty dated June 21, 2019, under which Tochka founders gave certain warranties in respect of the software used by, and all references to the arrangements in relation to QIWI shall be removed once Company’s ownership of Tochka shares terminates in accordance with the terms and conditions of the Transaction.

Indemnity agreement dated June 21, 2021 (“Indemnity agreement”)

The Indemnity Agreement provides for reimbursement of certain tax losses of Otkritie, Tochka or Qiwi Bank during the period from the termination of Company’s ownership of Tochka shares until March 1, 2025. The total limit on possible reimbursement by QIWI or Otkritie under the Indemnity Deed shall not exceed 2 RUB billion.

Payment Deed dated September 10, 2021

On September 10, 2021, the Counterparty, the Company, Qiwi Bank and Tochka entered into a Payment Deed providing for mutual obligations for payments upon the following circumstances:

-	sending Clients or its representatives personalized offers by Qiwi Bank to switch Tochka’s bank accounts to the Qiwi’s payout services and actual client transition,
-	sending Clients or its representatives personalized offers by Tochka to use Tochka’s payout services and actual client transition.

These terms and conditions apply to the agreed list of Clients and for a limited period.

Information Technology Services Agreements dated February 1, 2019

On February 1, 2019 Qiwi Bank entered into a new information technology services agreement (as amended from time to time) with Tochka providing for information and technology services rendered by Tochka to Qiwi Bank in connection with cash and settlement services provided by Qiwi Bank to Tochka holding their accounts therein. The consideration to be received by Tochka for the services rendered to Qiwi Bank is calculated monthly based on operational performance of the Tochka branch of Qiwi Bank.

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

Dividend Policy

In the medium to long term, we aim to distribute surplus cash to our shareholders in the form of dividends, buyback or combination of both.

Surplus cash is defined as adjusted net profit for a reported period less an amount management deems necessary for near term corporate action or other business needs including but not limited to merger and acquisition activities, capital expenditures and/or other forms of investments for development of the business. The board of directors reserves the right to distribute the dividend on a quarterly basis as it deems necessary.

This statement is a general declaration of intention and the actual declaration of dividends will require corporate action at the relevant time by the board of directors or by the general meeting of the Company's shareholders, as the case may be, and will depend on the precise circumstances prevailing at that time, including the present or future business needs of the Company. Shareholders and potential investors should not treat this statement as an obligation or similar undertaking by us that dividends will be declared as set out herein. Under Cyprus law, we are not allowed to make distributions if the distribution would reduce our shareholders’ equity below the sum of the issued share capital, including any share premium, and the reserves.

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

ITEM 9.The Offer and Listing

A.	Offer and Listing Details.

See Item 9.C “—Markets.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ADSs, each representing one class B share, have been listed on the Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013, under the symbol “QIWI.”

On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including our ADSs), which suspension was later extended until the limited resumption of stock trading on the Moscow Exchange on March 24, 2022, and the full resumption of stock trading on the Moscow Exchange on March 28, 2022. Also, on February 28, 2022, the Nasdaq Global Select Market halted trading in our ADSs and stocks of certain other Russian companies. There can be no assurance when or if such trading halt will be lifted and the trading in our ADSs will resume. For as long as such trading halt is in place, our ADSs remain effectively illiquid. If such trading halt ultimately results in a delisting, there will no longer be a liquid market for our ADSs, and our investors will lose a substantial portion of their investment.

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

See Exhibit 4.2 for the agreement for the transfer of assets related to the project “Sovest”.

Agreement for the transfer the ownership of the of shares related to the project “Tochka”

See "Related Party Transactions – Agreements with Otkritie".

See Exhibit 4.3 for the agreement for the transfer of the ownership of the shares related to the project “Tochka”.

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

Material Cypriot Tax Considerations

Cyprus Tax residency of a company

In accordance with the Cyprus Income Tax Law, a company is tax resident in Cyprus if its management and control is exercised in Cyprus. There is no definition in the Cyprus Income Tax Law as to what constitutes management and control however it is understood that the concept of “central management and control” followed by the Cyprus tax authorities is in line with such concepts applied in other common law countries and as it has developed through case law. The concept refers to the highest level at which the business of the company is controlled and the policy decisions of the directors are taken. This place is usually where the shareholders and/or the board of directors meet and take key management and commercial decisions.

In accordance with Circular 2015/19 issued by the Cyprus tax authorities a questionnaire should be duly completed and submitted for issuance of a tax residency certificate indicating information that needs to be provided by a company when obtaining a Cyprus tax residency certificate, including the following questions: (i) whether the company is incorporated in Cyprus and is a tax resident only in Cyprus; (ii) whether the majority of the Board of Directors meetings take place in Cyprus; (iii) whether the Board of Directors exercise control and make key management and commercial decisions necessary for a company’s operations and general policies; (iv) whether Board of Directors’ minutes are prepared and kept in Cyprus; (v) whether the majority of the Board of Directors are Cyprus tax residents; (vi) whether shareholders’ meetings take place in Cyprus; (vii) whether the company issued any General Power of Attorney; etc. Depending on the answers to the above questionnaire the Cyprus tax authorities may or may not issue a tax residency certificate to a company.

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

According to the Articles of Association of the Cyprus company, a meeting may be held by telephone or other means. In such case, the meeting shall be deemed to be held where the secretary of the meeting is located, i.e. in Cyprus, that was the case for the Cyprus company in 2020. This is in line with the section 191A of Cap. 113 as the meeting is deemed to have taken place where the person keeping the minutes of the relevant meeting of directors is located.

In December 2021, the Cyprus Parliament voted to pass into law two bills for amending the Cyprus tax legislation in order to address aggressive tax planning, one of which being the introduction of a corporate tax residency test based on incorporation in addition to the existing “management and control” test. This additional test aims to capture Cyprus incorporated / registered companies that are not tax resident in any other jurisdiction. The bill is stated to enter into force on 31 December 2022. However, it is not expected that the Company shall be impacted by this additional test on the basis that the Company intends to continue meeting the existing “management and control” test.

Moreover, we may be deemed to be a tax resident outside of Cyprus, for further details see risk factor “Risk Factors – Risks Related to Taxation – We may be deemed to be a tax resident outside of Cyprus.”

Cyprus Tax residency of an individual

Cyprus tax resident individuals are taxed on all chargeable income accrued or derived from all sources in Cyprus and abroad. Individuals who are not tax residents of Cyprus are taxed on certain income accrued or derived from sources in Cyprus.

With respect to the individual holders of our ADSs, an individual is considered to be a tax resident in Cyprus in any one calendar year (which corresponds to a period from January 1 to December 31) if such individual is physically present in Cyprus for a period or periods exceeding in aggregate more than 183 days in that one calendar year.

Furthermore, on January 1, 2017 an amendment to the Income Tax Law entered into force introducing a second tax residency test – the “60 day rule” – for the purposes of determining Cyprus tax residency for individuals. An individual is considered to be a tax resident in Cyprus, if he/she satisfies either the “183 day rule” as above or the “60 day rule” for the relevant tax year (coinciding with calendar year). The “60 day rule” applies to an individual who in the relevant tax year:

●	does not reside in any other single state for a period exceeding 183 days in aggregate, and
●	resides in Cyprus for at least 60 days within the tax year, and
●	carries on any business in Cyprus and/or is employed in Cyprus and/or holds an office in Cyprus at any time during the tax year, provided that such is not terminated during the tax year, and
●	maintains a permanent residence in Cyprus either owned or rented by the individual.

On 27 October 2020 the Cyprus Tax Department issued an implementing Guideline 4/2020, which clarifies that the period of 21 March 2020 to 9 June 2020 should not be taken into consideration for determining the tax residency. In case an individual was physically present in Cyprus due to Covid-19 restrictions but would otherwise be present in another country will not be taken into account for the purpose of calculating the number of days in Cyprus. In addition, the Guideline provides that the pandemic should not have an impact on the determination of a permanent establishment in Cyprus. Furthermore, it is noted that in cases of people who have remained abroad in view of the pandemic who in any other situation would have been present in Cyprus for undertaking their responsibilities and providing their services, the days spent outside Cyprus should not be taken into consideration for permanent establishment purposes but in essence should be considered that such persons have been undertaking their responsibilities in Cyprus. The provisions of the guidance should be carefully implemented by the group as the facts of each case are assessed on a case by case basis by the tax authorities. In January 2021 the Cyprus Tax Department issued Implementing Guideline 7/2021 which clarifies that the provisions of the Implementing Guideline 4/2020 will continue to apply in 2021 as long as restrictions related to COVID-19 are still in place globally.

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

Taxation of a Cyprus Tax Resident Company

A company which is considered as a resident of Cyprus for tax purposes is subject to corporate income tax in Cyprus on its income accrued and derived from all chargeable sources in Cyprus and abroad, worldwide income, taking into account certain exemptions. The current rate of corporate income tax in Cyprus is 12.5%.

Non-tax resident Cyprus companies (i.e. not managed and controlled from Cyprus) are liable to income tax in Cyprus only in respect of the following types of income arising from sources in Cyprus: trading profits of a permanent establishment situated in Cyprus (i.e. fixed base from which a business is carried on), profit from the sale of trade goodwill in Cyprus, and rental income from property situated in Cyprus.

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

Taxation of Dividend Income

Dividend income (whether received from Cyprus tax resident or non-tax resident Cyprus companies) is exempt from Corporate Income Tax in Cyprus, provided that dividends are not treated as tax deductible at the level of the paying company.

Dividend income received from Cyprus tax resident companies is exempt from the Cypriot Special Contribution for the Defence in Cyprus. The rate of Special Contribution for the Defence in Cyprus is 17% as from January 1, 2014 onwards.

Dividend income received from non-Cyprus tax resident companies is exempt from the Cypriot Special Contribution for the Defence in Cyprus provided that either (i) not more than 50% of the foreign paying company and/or permanent establishment’s activities result directly or indirectly in investment (“passive”) income, or (ii) the foreign tax burden suffered on income of the foreign company and/or permanent establishment paying the dividends is not significantly lower than the tax burden payable in Cyprus (currently interpreted to mean an effective tax burden of at least 6.25%).

If the participation exemption for the Cypriot Special Contribution for the Defence does not apply, dividends receivable from non-Cyprus tax resident companies are taxed at a rate of 17%. Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

Dividends declared by a Cyprus tax resident company to another Cyprus tax resident company after the lapse of four years from the end of the year in which the profits were generated are subject to Special Contribution for the Defence at the applicable rate. Dividend income which emanates directly or indirectly out of such dividends on which Special Contribution for the Defence was previously suffered is exempt.

In 2020 the Company has obtained a tax ruling from the Cyprus tax authorities where the Cyprus tax authorities confirms that the Company does not have an obligation to withhold any Special Defence Contribution amount upon the distribution of dividends to its shareholders owning shares that are listed on NASDAQ and MOEX stock exchanges. Any shareholders which are Cyprus tax resident and domiciled individuals, have the sole responsibility/obligation to pay the relevant Special Defence Contribution on such dividends received via a self-assessment.

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

The anti-hybrid provision introduced provides that to the extent where the profits which are distributed from a subsidiary company to its Cyprus parent company are deductible from the taxable income of the subsidiary company, Cyprus is required to tax such profits. The respective profits are subject to taxation at the currently applicable rate of 12.5% in accordance with the provisions of the Income Tax Law and are not considered as dividends for Special Contribution for Defence purposes.

The general anti-avoidance measures introduced provide that where a dividend is received from a company which is a tax resident of another EU member state (level of holding is not relevant) and where it is considered that there is abuse (i.e. arrangement or series of arrangements that do not reflect economic reality), a credit will not be granted against the Cypriot tax liability for the foreign tax withheld on the profits of the company paying the dividend and of each sub-subsidiary from which the dividend originates.

Under Cyprus legislation no withholding tax on dividends shall be paid to non-residents of Cyprus unless the dividends are paid by anon-quoted Cyprus tax resident company to companies in EU blacklisted jurisdictions where the direct recipient holds directly more than 50% of the capital, votes or entitlement to profit (an “over 50% holding”) in the Cyprus company paying the dividends. The “over 50% holding” is also met when the recipient participates directly in the Cyprus paying company jointly with associated companies, which are also in EU blacklisted jurisdictions, and the combined holding of the associated companies is over 50%. In such a case WHT at the rate of 17% for Special Defence purposes applies as per the provisions of the recently bills votes by the Parliament. This provision will be effective as from 31 December 2022.

The dividend will be paid free of any tax to the shareholder who will be taxed according to the laws of his country of residence or domicile. Holders of ADSs must consult their own tax advisors on the consequences of their residence or domicile in relation to the taxes applied to the payment of dividends.

Deemed Dividend Distribution

Cyprus tax resident companies which do not distribute 70% of their profits after tax, as defined by the Special Contribution for the Defence of the Republic Law, by the end of the two years after the end of the year of assessment to which the profits refer, will be deemed to have distributed this amount as dividend. Special Contribution for the Defence at 17% will be payable on such deemed dividend to the extent that the shareholders for deemed dividend distribution purposes are Cyprus tax residents and domiciled in Cyprus. The amount of this deemed dividend distribution is reduced by any actual dividend paid out of the profits of the relevant year by the end of the period of two years from the end of the year of assessment to which the profits refer. This Special Contribution for the Defence is paid by the Company for the account of the shareholders.

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

National Health System (NHS)

A national health system was introduced in Cyprus aiming to provide to the population equal access to a holistic health care system. Contributions relating to the implementation of the NHS started on 1 March 2019 and increased on March 1, 2020.

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

Taxation of income and gains

Gains from the disposal of ADSs

In accordance with Article 2 of the Income Tax Law L118(I)/2002 (as amended) the term “titles” is explicitly defined to include shares, bonds, debentures, founders' shares and other securities of companies or other legal persons, incorporated under a law in the Republic of Cyprus or abroad and rights. Therefore, the Company’s securities (ADSs) may constitute “titles” based on the understanding that they represent the Company’s shares.

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

Gains from Intellectual Property (“IP”)

Under Cyprus IP box regime (which came into force in 2012) an 80% deduction is allowed from the net profit received from the use or disposal of IP rights. In case a loss is resulting from the said activities, only 20% of the resulting loss can be offset against income from other sources or carried forward to be offset against income of subsequent tax years. That provision has a retroactive effect in respect to IP acquired or developed before January 2012 (i.e. IPs acquired or developed before January 2012 qualify for the IP Box regime).

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

Withholding taxes on interest

No withholding taxes shall apply in Cyprus on interest paid by the company, which is a tax resident in Cyprus, to non-Cyprus tax resident lenders (both corporations and individuals).

On 9 December 2021, the Cyprus Parliament voted to pass into law two bills for amending the Cyprus tax legislation in order to address aggressive tax planning, one of which being the introduction of withholding tax (WHT) on dividend, interest, and royalty payments to countries in Annex I of the EU list of non-cooperative jurisdictions on tax matters (commonly referred to as the EU “blacklist”). Specifically, in terms of withholding tax on interest the new legislation provides that WHT at 30% for passive interest paid from Cyprus sources (excluding payments by individuals) to companies in EU blacklisted jurisdictions. Interest payments on instruments quoted on a recognised stock exchange are excluded from the scope of the above.

The above bill is stated to enter into force on 31 December 2022.

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

More specifically, under the arm’s length principle, where conditions are made or imposed upon the commercial or financial relations of two related parties which differ from those which would have been made between independent parties, any profits which would have accrued to one of the parties had the two parties been independent, but have not so accrued, may be included in the profits of that party and taxed accordingly. The amendment to the income tax law, effective as of January 1, 2015, extends the arm’s length principle by introducing the possibility of, in cases where two related Cyprus tax residents transact and the Cyprus tax authorities make an upward arm’s length adjustment to one of them, effecting a corresponding downwards adjustment to the other one.

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

Documents are subject to stamp duty in Cyprus at a fixed fee or based on the value of such document with a maximum amount of stamp duty of EUR 20,000 per instrument. In case the document has a nominal value, there is a risk for stamp duty to apply on the fair market value of the underlying asset.

A liability to stamp duty may arise on acquisition of Cyprus shares and such stamp duty would be payable where the shares acquisition documents are executed in Cyprus or later brought into Cyprus as the company’s shares may be considered as Cypriot property.

Minimum Flat Registration Fee

Capital duty has been abolished by the Council of Ministers with effective date as from December 18, 2018. As a result, no capital duty is payable to the Registrar of Companies in respect of the registered authorized share capital of a Cypriot company upon its incorporation and upon its subsequent increases thereon, other than minimal flat registration fees payable to the Registrar of Companies.

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

In cases where a non-Cyprus tax resident company (or exempt PE) is considered a CFC of a Cyprus company, the Cyprus CFC rules provide the following exemptions:

(a) Realising accounting profits of no more than €750,000 and non-trading income of no more than €75,000; or (b) the accounting profits amount to no more than 10% of its operating costs for the tax period

There is no definition of what constitutes non-trading income for CFC purposes in the Cyprus tax legislation. The Cyprus CFC rules apply to the undistributed income of a CFC which should be included in the tax base of the Cyprus tax resident parent company to the extent that such income arises from non-genuine arrangements which have been put in place for the essential purpose of obtaining a tax advantage.

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

In March 2021, the Cyprus Parliament approved the draft bill amending the Law on Administrative Cooperation in the Field of Taxation (Law 205(I)/2012) (“AC19 Law”), implementing DAC6. The DAC6 bill is effective from 1 January 2021 and has a retroactive effect, capturing reportable cross-border arrangements made on or after 25 June 2018.

In October 2021 the Minister of Finance issued a Decree (Decree N. 438/2021) providing guidance to intermediaries and relevant taxpayers on the interpretation and implementation of the key provisions of the AC19 Law in relation to DAC6.

In November 2021 the Cyprus Tax Authorities issued an announcement extending the deadline for submission of information on reportable cross-border arrangements under DAC6 until 31 January 2022. The extension is applicable to all reportable cross-border arrangements between 25 June 2018 and 31 December 2021. Reportable cross-border arrangements as from 1 January 2022 must be reported within 30 days from the day after: (a) the arrangement is made available for implementation to the relevant taxpayer; or (b) the arrangement is ready for implementation by the relevant taxpayer; or (c) the day that the first step of the arrangement has been implemented; or (d) the day that aid has been provided with respect to a reportable arrangement.

The cross-border arrangements are reportable if:

(1) one of the “hallmarks” of the Directive is met, and

(2) avoiding tax is one of the main benefits of the scheme (“main benefit” test).

Some of the “hallmarks” can make a transaction reportable without meeting the main benefit test.

The reporting obligation of the arrangements falls on the service providers and other intermediaries, however, in certain cases the obligation to report applies to the taxpayers taking part in the cross-border arrangements themselves. The penalties for non-compliance with the provisions on DAC6 set by Cyprus in the bill depend on the nature of the violation and are up to EUR 20,000 per transaction/arrangement. In November 2021, the Cyprus Tax Authorities issued the interpretative Circular 55 providing clarifications in relation to the imposition of DAC6 penalties, including an annual cap on penalties of EUR 120,000 per intermediary or taxpayer and a 50% reduction of administrative penalties in certain cases. The Company fully complies with all above DAC6 reporting requirements.

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

Proposed tax reform

On 9 December 2021 the Minister of Finance presented to parliament the proposed Cyprus budgetary plan for 2022 and envisaged fiscal policy plan for the next three-year period, including an outline of the government’s vision with respect to a possible reform of the Cyprus tax system.

The exact reform measures will be finalised in 2022 but the following proposals are under discussion:

●	Increase of the corporate tax rate from 12.5% to 15% in line with the OECD Inclusive Framework’s Pillar Two agreement in relation to the setting of a 15% minimum effective global tax rate for ‘large’ corporate groups.
●	The abolition or reduction of Special Defence Contribution on actual and/or deemed distributions of dividends.
●	The reduction of Special Defence Contribution on interest income
●	The abolition or reduction of the annual €350 company levy payable to the Registrar of Companies.
●	Introduction of a carbon tax through the gradual increase of taxes on fossil fuels, as well as the imposition of environmental levies to achieve the government's environmental objectives.
●	Adjustment of VAT rates based on the recent EU decision, in particular for products or services related to public health and the green and digital transition.

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

In General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States;
●	a corporation, or other entity treated as a corporation that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;
●	an estate whose income is subject to U.S. federal income tax regardless of its source; or
●	a trust if either (1) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

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

Passive Foreign Investment Companies

In general, a publicly traded non-U.S. corporation will be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is generally categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

As a publicly traded foreign corporation, for this purpose, we generally treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. In prior years, we have relied on the presence of goodwill to avoid being classified as a PFIC; however, a decline in the price of our ADSs during 2021 has resulted in such goodwill declining significantly. We currently hold a substantial amount of cash and cash equivalents and other passive assets used in our business and the value of our gross assets is likely to be determined in large part by reference to our market capitalization securities. We maintain such substantial amounts of cash and cash equivalents in order to comply with certain Russian banking regulations. Our cash and cash equivalents are not maintained in such a manner that they can be treated as active assets for purposes of the PFIC tests. As such, it is likely that we were classified as a PFIC for the taxable year ended December 31, 2021. Nevertheless, we believe that we are an active business and do not intend to take the position that we were a PFIC in 2021, though there is no certainty in this regard.

Our status as a PFIC in any year depends on our assets and activities in that year. Because PFIC status is factual in nature, is determined annually and generally cannot be determined until the close of the taxable year, there can be no assurance that we will not be considered a PFIC for any taxable year. Due to recent fluctuations in the market price of our ADSs we may be a PFIC for our current taxable year. The market price of our ADSs may continue to fluctuate considerably; consequently, we cannot assure you of our PFIC status for any taxable year. We could also be a PFIC, for example, based on changes to our business and assets and the potential application of technical regulations in the PFIC rules regarding certain banking activities. Furthermore, it is possible that the IRS may disagree with the classification of our assets as passive or active, or challenge our valuation of our goodwill and other unbooked intangibles, which may result in our company being classified as a PFIC.

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

If a U.S. Holder owns our ADSs during any taxable year that we are a PFIC, such U.S. Holder may be subject to certain reporting obligations with respect to our ADSs, including reporting on IRS Form 8621. Each U.S. Holder should consult its tax advisor concerning the U.S. federal income tax consequences of holding and disposing of our ADSs if we are or become classified as a PFIC, including the possibility of making a mark-to-market election.

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

General

For the purposes of this section, a “resident holder” means a holder of ADSs who is:

An ADSs holder that is a legal entity or an organization which is:

●	a Russian legal entity, or organization (including international companies registered in accordance with the Federal Law “On International Companies” No 290-FZ);
●	a foreign legal entity or organization, in each case organised under a foreign law, that is recognized as a Russian tax resident based on Russian domestic law (see “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”);
●	a foreign legal entity or organization in each case organised under a foreign law, that is, in the case of conflicting tax residency statuses under the relevant foreign law and Russian law, recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of application of such double tax treaty);
●	a foreign legal entity or organization which purchases, holds and/ or disposes ADSs through its permanent establishment in Russia;
●	a legal entity or an organization, in each case organized under a foreign law, which has voluntarily recognized itself as a Russian tax resident;
●	an individual actually present in Russia for an aggregate period of 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) or more in any period comprised of 12 consecutive months (days of medical treatment and education outside the Russian Federation are also counted as days spent in the Russian Federation if the individual departed from the Russian Federation for these purposes for less than six months). The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the actual income payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). Given that the tax residency status of an individual may change, an individual’s final tax liability in the Russian Federation for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year, and may require a reassessment.

For the purposes of this section, a “non-resident holder” is a holder of ADSs who does not fall under the definition of a resident holder.

ADSs holders should consult their own tax advisors on their tax status in Russia.

Non-resident holders

Taxation of Dividends and Other Distributions

Generally, a non-resident holder of ADSs should not be subject to any Russian taxes in respect of distributions made by us with respect to class B shares underlying the ADSs.

However, in case we are recognized by the Russian tax authorities as a Russian tax resident (see “Risk Factors— Our companies established outside of Russia may be exposed to taxation in Russia”) Russian tax implications could arise as described below. Whilst we do not anticipate such a scenario, we believe it is reasonable to assume that the Russian tax authorities may try to challenge our tax residency status.

Payments of dividends on shares of foreign legal entity recognised as Russian tax resident to foreign legal entities or organisations are generally subject to Russian withholding tax at a rate of 15% and are likely to be treated as Russian source taxed at 15% if made to non-resident individuals. Such Russian withholding tax may be subject to reduction pursuant to the terms of any applicable double taxation treaty between the Russia and the country of tax residence of the income recipient to the extent such income recipient is entitled to benefit from a double taxation treaty and the corresponding taxation treaty reliefs provided by such treaty.

Due to the specifics of ADS structure, it may be unclear from the standpoint of Russian tax legislation who should act as a tax agent with respect to dividend income payable on the ADSs in case of recognition of the issuer of the underlying shares as Russian tax resident. As a conservative position, once becoming a Russian tax resident we would be required to act as a tax agent. In this case holders of the ADSs would be required to provide a tax agent with the relevant information in order to apply the reduced tax rates pursuant to double taxation treaties, however, we may reserve the right to withhold the tax at the general rate of 15% and pay the dividends net of this amount pursuant to the provisions of the Russian Tax Code.

A recipient of dividend income who is entitled to reduced tax rates on dividends from the ADSs according an applicable double taxation treaty may apply for a refund in accordance with the general tax refund procedure envisaged by the Russian Tax Code. However, there can be no assurance that double taxation treaty relief (or refund of any taxes withheld) will be available for such Non-Resident Holders.

Taxation of capital gains

Legal entities or organizations

A non-resident holder that is a legal entity or organization generally should not be subject to any Russian taxes in respect of any gain or other income realized on the sale, exchange or other disposal of the ADSs unless more than 50% of our assets directly or indirectly consist of immovable property situated in Russia. Otherwise, it is possible that any proceeds from sale, exchange or other disposal of ADSs may be regarded as Russian source income received by non-resident holders that are legal entities or organizations, subject to Russian income tax at a rate of 20%. The above tax may be reduced or eliminated under an applicable double tax treaty, provided that the recipient of the income is its beneficial owner, such income is not attributable to a permanent establishment in Russia, the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

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

According to Russian tax legislation, income received from a sale, exchange or other disposal of the ADSs should be treated as having been received from a Russian source if such sale, exchange or other disposal occurs in Russia. Russian tax law gives no clear indication as to how to identify the source of income received from a sale, exchange or other disposal of securities except that income received from the sale of securities “in Russia” will be treated as having been received from a Russian source. In the absence of any guidance as to what should be considered as sale, exchange or other disposal of securities “in Russia”, the Russian tax authorities may apply various criteria in order to determine the source of the sale or other disposal, including looking at the place of conclusion of the transaction, the location of the issuer, tax residency of the issuer, location of custodian or other similar criteria. There is no assurance, therefore, that the proceeds received by non-resident holders – individuals from a sale, exchange or other disposal of the ADSs will not become subject to tax in Russia.

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

A non-resident holder who is an individual willing to obtain the advance double tax treaty relief at source should confirm to a tax agent that he or she is tax resident in a relevant foreign jurisdiction having a double tax treaty with Russia by providing the tax agent with (i) a passport of a foreign resident, or (ii) another document envisaged by an applicable federal law or recognised as a personal identity document of a foreign resident in accordance with the double taxation treaty, and (iii) upon request of the tax agent, a tax residency certificate issued by the competent authorities of his or her country of residence for tax purposes. A notarised Russian translation of the certificate is required. The law, however, does not clearly establish how the tax agent shall determine whether a passport is sufficient to confirm the individual’s eligibility to double taxation treaty benefits. There are no requirements under the Tax Code for the individuals to provide evidence that they can be deemed as actual recipients (beneficial owners) of income from the Russian sources.

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

Foreign currency sensitivity

The following table demonstrate the sensitivity to a reasonably possible change in U.S. dollar exchange rates against Russian ruble, with all other variables held constant. The impact on profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in U.S. dollar when these currencies are not functional currencies of the respective Group subsidiary. Our exposure to foreign currency changes for all other currencies is not material.

		Effect on profit
	change in US	before tax
	Dollar	Gain/(loss)
		(in RUB millions)
2021	+10%	122
	-10%	(122)
2020	+10%	192
	-10%	(192)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. We seek to maintain a stable funding base primarily consisting of agent's deposits, current accounts and due to banks, retail deposits from customers and debt. The deposits received from our consumers and agents are also primarily due on demand, but are usually offset against future payments processed through agents. We expect that agent’s deposits will continue to be offset against future payments and not be called by the agents. Customer accounts and amounts due to banks, trade and other payables are due on demand. We have sufficient cash balances and keep them in diversified portfolios of liquid instruments such as government bonds, correspondent account with CBR and overnight placements in high-rated commercial banks, in order to be able to respond timely and steady to unforeseen liquidity requirements.

Since 2014, the Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which we operate), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and we have noted that our merchants and partners also started and in certain cases continued to request from us larger collaterals to hedge their risks. In 2020, the ruble depreciated substantially and abruptly against the U.S. dollar and the euro due to a steep decline in oil prices. In 2021 the ruble partially regained its positions driven by increased prices on commodities but remained volatile due to geopolitical risks. Another major decline occurred in early 2022 in the wake of the military conflict in Ukraine and resuting sanctions. By March 4, 2022, the official Central Bank-issued ruble exchange rate dropped to 111.76 per dollar, compared to 75.76 per dollar on February 21, immediately prior to the escalation, representing a 48% drop over the course of less than two weeks, although the ruble regained much of the ground it lost by late March due to extreme protective measures adopted by the Russian government and the Central Bank, including a mandatory exchange of the majority of currency proceeds by exporters, prohibitively high commissions on foreign currency exchange by individuals, and other protective measures. The full scope of the negative impact that COVID-19, geopolitics and exchange rate volatility have on the Russian economy and available liquidity remains unclear but has the potential to be very significant. We were able to manage these conditions and requirements to date, though the liquidity shortage in the market, if exacerbated may have negative effects on our operations, which cannot be now reliably estimated.

According to CBR requirements, bank’s capital calculated based on CBR instructions should be not less than certain portion of its risk-adjusted assets. As of December 31, 2021, Qiwi Bank JSC’s capital ratio N1.0 is above the minimal level required of 8%. We monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. During the years ended December 31, 2021 and 2020 Qiwi Bank JSC met the capital adequacy requirements.

We manage our capital structure and adjust it, in light of changes in economic conditions. Our capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may make dividend payments to shareholders or issue new shares. Currently, we require capital to finance our growth. Notwithstanding that we generate significant cash from our operations, in 2020 we issued RUB 5 billion bonds primarily to fund the growth of the factoring portfolio of the ROWI project. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments.

		Due:	Within	More than
	Total	On demand	a year	a year

	(in RUB millions)
Debt	4,772	—	86	4,686
Lease liabilities	710	—	324	386
Trade and other payables	23,365	23,365	—	—
Customer accounts and amounts due to banks	7,635	6,801	834	—
Total as of December 31, 2021	36,482	30,166	1,244	5,072

		Due:	Within	More than
	Total	On demand	a year	a year

	(in RUB millions)
Debt	6,640	1,549	91	5,000
Lease liabilities	1,116	—	354	762
Trade and other payables	29,528	29,528	—	—
Customer accounts and amounts due to banks	12,337	11,181	1,120	36
Total as of December 31, 2020	49,621	42,258	1,565	5,798

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

Set out below is the information about the credit risk exposure on our trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2021	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.06%	19%	94%	95%
Exposure at default	11,241	79	34	477	11,831
Expected credit loss	(7)	(15)	(32)	(455)	(509)

December 31, 2020	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.13%	1%	69%	92%
Exposure at default	6,092	1,035	230	118	7,475
Expected credit loss	(8)	(7)	(159)	(109)	(283)

We evaluate the concentration of risk with respect to trade and other receivables as low, as our customers are located in several jurisdictions and industries and operate in largely independent markets. Our Top 5 counterparties are large and reputable companies. The table below demonstrates the largest counterparties’ balances as a percentage of respective totals:

	Trade and other receivables
	As of	As of	As of
	December 31,	December 31,	December 31,
Concentration of credit risks by main counterparties, % from total amount	2019	2020	2021
Top 5 counterparties	43%	54%	64%
Others	57%	46%	36%

The amount of loans issued to legal entities which primarily related to ROWI project as of December 31, 2021 was RUB 11,537 million compared to RUB 6,013 million as of December 31, 2020 the corresponding amount of provisions for loan impairment was RUB 92 million as compared with RUB 37 million to the same period in the prior year (see “– Item 5. A. Operating results” for more details on the dynamics). A loan is considered overdue when the borrower fails to make any payment due under the loan at the reporting date and an overdue amount is recognized as the aggregate amount of all amounts due from the borrower under the respective loan agreement including accrued interest and commissions if any. For the purposes of our internal credit risk assessment, we consider all loans with a principal and/or interest payment that is more than 90 days overdue as “non‐performing”.

As of December 31, 2021, we had credit exposure in connection with financial and performance guarantees we provide mostly to non-related parties as part of our ROWI business and certain of our merchants (predominantly in betting space) in the amount of RUB 46,631 million up from RUB 22,036 as of December 31, 2020.

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

Market risk

We are exposed to market risk through our holding of a trading portfolio of bonds. Our market risk management is aimed at keeping the level of market risk assumed by the Group in line with the Group’s strategy. The Group manages its market risk on both portfolio and individual basis. The most commonly used tools are VAR (value at risk) and stop-loss limits, which are set in accordance with the Group’s risk appetite and pursuant to the Group’s portfolio investment guidelines.

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

From time to time, the depositary may make payments to us to reimburse and/or class B share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time.

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2021. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2021, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2021. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2021, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by TSATR – Audit Services LLC (previously known as Ernst & Young LLC), our independent registered public accounting firm. Their report may be found below:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QIWI plc

Opinion on Internal Control Over Financial Reporting

We have audited QIWI plc’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, QIWI plc (the Group) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 29, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ TSATR – Audit Services LLC

Moscow, Russia

April 29, 2022

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

We have adopted a Code of Ethics and Business Conduct that applies to all of our directors, officers and employees. The Code of Ethics and Business Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. A copy of the Code of Ethics and Business Conduct is available on our website: https://investor.qiwi.com/governance/documents/.

ITEM 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young, our principal external auditors, for the periods indicated.

	For the year ended December 31,
	2020	2021

	(in RUB millions)
Audit Fees	50	47
Audit-Related Fees	23	1
Tax Fees	4	5
All Other Fees	2	1
Total	79	54

Audit Fees

Audit fees for 2020 and 2021 are the aggregate fees billed for the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees for 2020 comprise securities transaction expenses including related to the filing of the Form F-3 and the prospectus supplement. Audit-related fees for 2021 are related to financials translation and GAAP subscription.

Tax Fees

Tax fees in 2020 and 2021 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2020 and 2021 relate to services in connection with corporate compliance matters, staff training and development costs.

Pre-Approval Policies and Procedures

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

In 2021, management and the audit committee of the board of directors (the “Audit Committee”) of QIWI PLC (“QIWI” or the “Company”) have completed a competitive process to review the appointment of the Company’s independent registered public accounting firm for the year ending December 31, 2022. After careful consideration and evaluation process, on November 19, 2021, our Board of Directors and Audit Committee announced a recommendation to approve the dismissal of TSATR – Audit Services LLC (previously known as Ernst & Young LLC) as independent registered public accounting firm of the Company and appoint JSC “KPMG” (“KPMG”) as external auditor for the financial year ending December 31, 2022. The appointment of KPMG as our new certifying accountant and successor auditor will become effective subject to approval by the Company's annual general meeting of shareholders. TSATR – Audit Services LLC continued to serve as our independent registered public accounting firm until the filing of this annual report on Form 20-F.

During the two most recent fiscal years of the Company and any subsequent interim period preceding the dismissal of TSATR – Audit Services LLC: (i) TSATR – Audit Services LLC has not issued any reports on the financial statements of the Company or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the reports of TSATR – Audit Services LLC qualified or modified as to uncertainty, audit scope, or accounting principles; (ii) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to TSATR – Audit Services LLC’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in their report, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years of the Company and any subsequent interim periods, neither we nor anyone on our behalf consulted with KPMG, the successor accountant, regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with TSATR – Audit Services LLC or a reportable event pursuant to Item 304(a).

The Company has provided TSATR – Audit Services LLC with a copy of the foregoing disclosure and has requested that they furnish the Company with a letter addressed to the SEC stating whether they agree with such disclosure. A copy of TSATR – Audit Services LLC’s letter, dated April 29, 2022, is filed herewith as Exhibit 15.2.

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

Exemptions From Nasdaq Corporate Governance Requirements

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to U.S. federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by U.S. companies under the Nasdaq Listing Rules are summarized as follows:

●	We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that requires that the board of directors consist of a majority of independent directors. Currently, two members of our board of directors out of the total six members are independent with the meaning of the Nasdaq Listing Rules.
●	We follow home country practice that permits our board of directors not to implement a nominations committee or for directors to be nominated by a majority of our independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the implementation of a nominations committee or the nomination of directors by a majority of the independent directors. Subject to the rights of shareholders under Cyprus law to nominate directors to our board, the methodology by which directors are nominated to our board is as set forth in “Board of Directors Appointment of Directors.”
●	We follow home country practice that permits us not to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present. We do not hold regular executive sessions.
●	We follow home country practice that permits our compensation committee to not consist entirely of independent directors, in lieu of complying with Rule 5605(d) (2) of the Nasdaq Rules that requires that the board of directors have a compensation committee consisting of entirely independent directors. In addition, although our compensation committee charter provides that the compensation committee may, in its sole discretion, retain a compensation consultant, our compensation committee charter does not include all enumerated matters concerning retention of compensation consultants as set forth in Rule 5605(d)(3) of the Nasdaq Rules.
●	We follow home country practice that permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation arrangements, in lieu of complying with Rule 5635(b) of the Nasdaq Rules that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements.
●	Our board of directors has not made any determination with respect to the Company’s intention to follow Rule 5635(a), (b), and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cypriot law and our articles of association permit us, with approval of our board of directors and without shareholder approval, to take the following actions:
●	Acquire the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Rule 5635(a) of the Nasdaq Rules, which would require shareholder approval in order to enter into such an acquisition.
●	Enter into any transaction that may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transaction may be considered a change of control under Rule 5635(b) of the Nasdaq Rules, requiring shareholder approval. Notwithstanding the above, Cypriot law would not permit us to enter into any reorganization, merger or consolidation without shareholder approval.
●	Enter into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) equal to 20% or more of the outstanding share capital of the Company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

Please see also “—Rights Attaching to Shares—Issue of Shares and Pre-emptive Rights” for restrictions on the issuance of shares.

As discussed under Item 6C of this annual report on Form 20-F, the Company is temporarily non-compliant with Rule 5605(c)(2) of the Nasdaq Rules, which requires a company to have an audit committee comprised of at least three independent directors, and expects to regain compliance within the cure period provided by Nasdaq.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

ITEM 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

4.3	The agreement for the transfer of the ownership of the shares related to the project “Tochka”

8.1	Subsidiaries of the Registrant

12.1	Certification of Andrey Protopopov, Chief Executive Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Alexey Mashchenkov, Chief Financial Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of TSATR – Audit Services LLC

15.2	Letter dated April 29, 2022 from TSATR – Audit Services LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104.СOV	Cover Page Interactive Data File

QIWI plc

Consolidated financial statements

for the year ended December 31, 2021

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QIWI plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of QIWI plc (the Group) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 29, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of revenue for payment processing fees

Description of the Matter

As disclosed in Note 3.14 to the consolidated financial statements, the Group earns fees for processing payments initiated by individuals (“consumers”) to pay to goods and service providers (“merchants”) or transfer money to other individuals. In 2021, payment processing fees accounted for 33,397 million Russian rubles. Payment processing fees are earned from consumers or merchants, or both, and are composed of a significant volume of low-value transactions, captured and processed on multiple systems, databases, and other tools. The processing of payments and the related recognition of payment processing fees are highly automated, and the processing fees are based on contractual terms with customers.

Auditing revenue for payment processing fees was especially challenging due to the multiple customized and proprietary IT systems utilized in the processing of payments and the related determination of the payment processing fee. There was complexity in obtaining an understanding of the structure of the systems and processes, used to capture the large volumes of transaction data, and the manual and automated interfaces to transfer and reconcile data between the processing systems, which capture and record payments from consumers and merchants and compute the related fee, to accounting systems, which accumulate and record the processing fees.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s process to record revenue for payment processing fees. We involved IT professionals to help obtain an understanding and evaluate the design and operating effectiveness of the IT environment in which the processing and accounting systems reside. We also tested management’s controls around the reconciliations of payment volume and processing fees with the merchants.

Our audit procedures over payment processing fees included, among others, reconciliation of data between the Group’s processing systems and the accounting ledger. We tested manual adjustments in both the processing and accounting systems and inspected relevant supporting documents and calculations. On a sample basis we tested the end-to-end reconciliation of payment volumes and commissions from the processing systems to the accounting ledger and to the cash outlays to the merchants. We also performed analytical procedures by recalculating the processing fees using the average historic commission rates and comparing it to the processing system.

Sale of JSC Tochka (associate)

Description of the Matter

As disclosed in Note 6 to the consolidated financial statements, during the third quarter 2021, the Group completed the sale of its 40% stake (45% economic interest) in the capital of JSC Tochka to PJSC Bank “FC Otkritie” (“the Buyer”), also, a non-controlling shareholder of the Group. As disclosed in Note 4 to the consolidated financial statements, the Group determined that the Buyer did not exercise significant influence over the Group, and was therefore not considered to be a related party to the Group. Prior to the sale, JSC Tochka was accounted for as the Group’s associate. The Group recognised a gain on disposal of the associate amounting to 8,177 million Russian rubles. Consideration for the sale of interest in JSC Tochka included an amount contingent on JSC Tochka’s earnings for the year 2021 (“the Contingent Amount”) of 4,647 million Russian rubles. At December 31, 2021, the Contingent Amount was 4,757 million Russian rubles.

Auditing the disposal transaction was complex given the judgement around the recoverability of the Contingent Amount, in light of the uncertainty over the receipt of the amount as further disclosed in Note 31. Auditing the disclosure of the transaction was especially challenging due to significant judgement involved in determining whether the Buyer is a related party to the Group, including evaluating whether the Buyer has been exercising significant influence over the Group as defined in IAS 28 - Investments in Associates and Joint Ventures.

How We Addressed the Matter in Our Audit

We evaluated whether all recognition criteria for the Contingent Amount were met in the current period, against the requirements of IFRS 9 – Financial Instruments. Our procedures also included the assessment of the recoverability of the Contingent Amount with reference to the credit rating of the Buyer as of December 31, 2021 along with the likelihood of the payment to be received based on conditions that existed as of the end of the reporting period as well as the events occurring up to the date of the release of the financial statements, as disclosed in Note 31.

We assessed the Group’s related party conclusion around the Buyer by analyzing terms and conditions of the existing arrangements and transactions with the Buyer. We also examined the Group’s analysis to determine whether the Buyer is a related party to the Group against the requirements with IAS 28 - Investments in Associates and Joint Ventures and IAS 24 - Related Party Disclosures to establish whether the Buyer has been exercising significant influence over the Group.

We evaluated the adequacy Group’s disclosure within Note 4, Note 6, and Note 31.

/s/ TSATR – Audit Services LLC

We have served as the Group’s auditor since 2008

Moscow, Russia

April 29, 2022

QIWI plc

Consolidated statement of financial position

As of December 31, 2021

(in millions of Rubles)

		As of	As of
		December 31,	December 31,
	Notes	2020	2021
Assets
Non-current assets
Property and equipment	9	1,893	1,417
Goodwill and other intangible assets	10, 11	10,813	10,501
Investments in associates	20	1,635	–
Long-term debt securities	30	3,495	1,111
Long-term loans	12, 30	214	267
Other non-current assets		112	812
Deferred tax assets	26	209	237
Total non-current assets		18,371	14,345
Current assets
Trade and other receivables	13	7,445	11,576
Short-term loans	12	5,799	11,270
Short-term debt securities	30	2,888	11,976
Prepaid income tax		197	463
Other current assets	15	1,202	1,262
Cash and cash equivalents	14	47,382	33,033
Assets held for sale		31	–
Total current assets		64,944	69,580
Total assets		83,315	83,925
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	16	1	1
Additional paid-in capital		1,876	1,876
Share premium	16	12,068	12,068
Other reserve		2,575	2,376
Retained earnings		14,602	26,822
Translation reserve		554	542
Total equity attributable to equity holders of the parent		31,676	43,685
Non-controlling interests		96	155
Total equity		31,772	43,840
Non-current liabilities
Long-term debt	17	4,923	4,648
Long-term deferred income		–	717
Long-term lease liabilities	21	762	334
Other non-current liabilities		80	80
Deferred tax liabilities	26	1,161	1,376
Total non-current liabilities		6,926	7,155
Current liabilities
Trade and other payables	18	29,528	23,365
Customer accounts and amounts due to banks	19	12,301	7,635
Short-term debt	17	1,640	86
Short-term lease liabilities	21	354	308
VAT and other taxes payable		147	178
Other current liabilities	15	647	1,358
Total current liabilities		44,617	32,930
Total equity and liabilities		83,315	83,925

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2021

(in millions of Rubles, except per share data)

		Year ended December 31
	Notes	2019	2020	2021
Continuing operations
Revenue:		35,941	40,622	41,135
Payment processing fees		30,736	34,326	33,397
Interest revenue calculated using the effective interest rate	22	1,961	2,390	3,453
Fees from inactive accounts and unclaimed payments		1,806	1,952	1,771
Other revenue	22	1,438	1,954	2,514
Operating costs and expenses:		(23,964)	(26,558)	(29,130)
Cost of revenue (exclusive of items shown separately below)	23	(14,075)	(16,494)	(18,022)
Selling, general and administrative expenses	24	(3,442)	(2,733)	(3,228)
Personnel expenses		(5,192)	(6,108)	(6,390)
Depreciation and amortization	9,10	(1,066)	(1,101)	(1,130)
Credit loss (expense)/income	12,13,14	12	(90)	(336)
Impairment of non-current assets	10, 11	(201)	(32)	(24)
Profit from operations		11,977	14,064	12,005
Gain on disposal of an associate	6	–	–	8,177
Share of gain/(loss) of an associate and a joint venture	20	258	663	306
Foreign exchange gain/(loss), net		(172)	(199)	(29)
Interest income and expenses, net		(18)	(68)	92
Other income and expenses, net		(91)	(95)	65
Profit before tax from continuing operations		11,954	14,365	20,616
Income tax expense	26	(2,513)	(3,119)	(3,080)
Net profit from continuing operations		9,441	11,246	17,536
Discontinued operations
Loss after tax from discontinued operations	6	(4,554)	(2,308)	—
Net profit		4,887	8,938	17,536
Attributable to:
Equity holders of the parent		4,832	8,842	17,399
Non-controlling interests		55	96	137
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		(229)	229	(12)
Net loss recycled to profit or loss upon disposal		—	45	—
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax		41	32	(204)
Net gains recycled to profit or loss upon disposal		(26)	(47)	(2)
Total other comprehensive income/(loss), net of tax		(214)	259	(218)
Total comprehensive income, net of tax		4,673	9,197	17,318
Attributable to:
Equity holders of the parent		4,623	9,092	17,181
Non-controlling interests		50	105	137
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	8	78.20	142.04	278.68
Diluted, profit attributable to ordinary equity holders of the parent	8	77.60	141.66	278.59
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		151.91	179.11	278.68
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		150.74	178.64	278.59

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2021

(in millions of Rubles)

		Year ended December 31
	Notes	2019	2020	2021
Operating activities
Profit before tax from continuing operations		11,954	14,365	20,616
Loss before tax from discontinued operations	6	(5,575)	(2,509)	–
Profit before tax		6,379	11,856	20,616
Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	9,10	1,324	1,266	1,130
Foreign exchange loss/(gain), net		172	224	29
Interest income, net	22	(2,901)	(2,693)	(3,040)
Credit loss expense		642	870	336
Share of (gain) / loss of an associate and a joint venture		(258)	(663)	(306)
Loss from sale of Sovest loans’ portfolio	6	—	712	–
Share-based payments		464	43	8
Gain on disposal of an associate	6	—	—	(8,177)
Impairment of non-current assets	10,11	792	134	24
Loss from initial recognition		273	27	–
Other		122	1	(100)
Changes in operating assets and liabilities:
(Increase)/decrease in trade and other receivables		1,256	(854)	394
(Increase)/decrease in other assets		39	(308)	(175)
Increase/(decrease) in customer accounts and amounts due to banks		3,528	(10,240)	(4,670)
Increase/(decrease) in accounts payable and accruals		976	1,242	(6,228)
Increase in other liabilities		—	—	1,491
(Increase)/decrease in loans issued from banking operations		(5,159)	4,023	(5,720)
Cash flows generated from operations		7,649	5,640	(4,388)
Interest received		3,694	3,391	3,538
Interest paid		(333)	(508)	(559)
Income tax paid		(1,771)	(2,421)	(3,101)
Net cash flow generated from/(used in) operating activities		9,239	6,102	(4,510)
Investing activities
Proceeds from sale of an associate	6	—	—	4,947
Cash paid as investments in associates and joint ventures		(200)	—	—
Cash received upon /(used in) business combination		(354)	(141)	(501)
Purchase of property and equipment		(858)	(260)	(302)
Purchase of intangible assets		(443)	(176)	(213)
Proceeds from sale of fixed and intangible assets		196	124	11
Loans issued		(444)	(16)	(25)
Repayment of loans issued		412	51	162
Purchase of debt securities		(5,405)	(4,444)	(10,584)
Proceeds from sale and redemption of debt securities		2,213	3,230	3,737
Dividends received from an associate		—	153	532
Net cash used in investing activities		(4,883)	(1,479)	(2,236)
Financing activities
Proceeds/(repayment) from/(of) debt	17	1,545	4,921	(1,854)
Payment of principal portion of lease liabilities	21	(387)	(301)	(274)
Dividends paid to owners of the Group	25	(3,392)	(4,804)	(5,211)
Dividends paid to non-controlling shareholders		(43)	(74)	(78)
Other		—	(29)	—
Net cash used in financing activities		(2,277)	(287)	(7,417)
Effect of exchange rate changes on cash and cash equivalents		(944)	945	(186)
Net increase/(decrease) in cash and cash equivalents		1,135	5,281	(14,349)
Cash and cash equivalents at the beginning of year	14	40,966	42,101	47,382
Cash and cash equivalents at the end of year	14	42,101	47,382	33,033

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2021

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of		Additional						Non-
		shares		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2020		62,378,832	1	1,876	12,068	2,575	14,602	554	31,676	96	31,772
Profit for the year		—	—	—	—	—	17,399	—	17,399	137	17,536
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	(12)	(12)	—	(12)
Debt instruments at FVOCI		—	—	—	—	(206)	—	—	(206)	—	(206)
Total comprehensive income		—	—	—	—	(206)	17,399	(12)	17,181	137	17,318
Share-based payments		—	—	—	—	8	—	—	8	—	8
Exercise of options	16	58,936	—	—	—	—	—	—	—	—	—
Dividends	25	—	—	—	—	—	(5,179)	—	(5,179)	—	(5,179)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(78)	(78)
Other		—	—	—	—	(1)	—	—	(1)	—	(1)
Balance as of December 31, 2021		62,437,768	1	1,876	12,068	2,376	26,822	542	43,685	155	43,840

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2021

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of		Additional						Non-
		shares		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2019		62,092,835	1	1,876	12,068	2,576	10,557	289	27,367	70	27,437
Profit for the year		—	—	—	—	—	8,842	—	8,842	96	8,938
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	265	265	9	274
Debt instruments at FVOCI		—	—	—	—	(15)	—	—	(15)	—	(15)
Total comprehensive income		—	—	—	—	(15)	8,842	265	9,092	105	9,197
Share-based payments		—	—	—	—	43	—	—	43	—	43
Exercise of options	16	285,997	—	—	—	—	—	—	—	—	—
Dividends	25	—	—	—	—	—	(4,797)	—	(4,797)	—	(4,797)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(74)	(74)
Other		—	—	—	—	(29)	—	—	(29)	(5)	(34)
Balance as of December 31, 2020		62,378,832	1	1,876	12,068	2,575	14,602	554	31,676	96	31,772

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2021

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of		Additional						Non-
		shares		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2018		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706
Profit for the year		—	—	—	—	—	4,832	—	4,832	55	4,887
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	(224)	(224)	(5)	(229)
Debt instruments at FVOCI		—	—	—	—	15	—	—	15	—	15
Total comprehensive income		—	—	—	—	15	4,832	(224)	4,623	50	4,673
Share-based payments		—	—	—	—	464	—	—	464	—	464
Exercise of options	16	641,322	—	—	—	—	—	—	—	—	—
Dividends	25	—	—	—	—	—	(3,366)	—	(3,366)	—	(3,366)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(43)	(43)
Other		—	—	—	—	—	—	—	—	3	3
Balance as of December 31, 2019		62,092,835	1	1,876	12,068	2,576	10,557	289	27,367	70	27,437

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2021

(in millions of Rubles, except per share data)

1.Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability company OE Investment in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2021 were authorized for issue by Board of Directors (BoD) on April 27, 2022.

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

Sergey Solonin is the ultimate controlling shareholder of the Group as of December 31, 2021.

Information on the Company’s principal subsidiaries is disclosed in Note 5.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements

2.1Basis of preparation

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

Specifically, the Group controls an investee if and only if the Group has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
●	Exposure, or rights, to variable returns from its involvement with the investee, and
●	The ability to use its power over the investee to affect its returns.

When the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangement with the other vote holders of the investee,
●	Rights arising from other contractual arrangements,
●	The Group’s voting rights and potential voting rights.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

●	Derecognises the assets (including goodwill) and liabilities of the subsidiary.
●	Derecognises the carrying amount of any non-controlling interests, including any components of other comprehensive income attributable to them.
●	Recognises the fair value of the consideration received.
●	Recognises the fair value of any investment retained.
●	Recognises any surplus or deficit in profit or loss.
●	Reclassifies to profit or loss or retained earnings, as appropriate, the amounts previously recognized in OCI as would be required if the Group had directly disposed of the related assets or liabilities.
2.3	Changes in accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2020, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2021. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations became effective from January 1, 2021, but did not have any material impact on the financial statements of the Group:

●	Phase 2 amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest rate benchmark (IBOR) reform (issued in August 2020)
●	Amendments to IFRS 16: Covid-19 Related Rent Concessions beyond June 30, 2021 (issued in March 31, 2020)
2.4	Standards issued but not yet effective

The following other new pronouncements are not expected to have any material impact on the Group when adopted:

●	IFRS 17 Insurance Contracts (issued in May 2017 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (issued in December 2021 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IAS 1: Classification of liabilities as current or non-current (issued on January 23, 2020 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IAS 1: Classification of liabilities as current or non-current, deferral of effective date (issued on July 15, 2020 and effective for annual periods beginning on or after January 1, 2023)

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)
2.4	Standards issued but not yet effective (continued)
●	Amendments to IFRS 3: Reference to the Conceptual Framework (issued in May 2020, and effective for annual periods beginning on or after January 1, 2022)
●	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use (issued in May 2020, and effective for annual periods beginning on or after January 1, 2022)
●	Amendments to IAS 37: Onerous Contracts – Costs of Fulfilling a Contract (issued in May 2020, and effective for annual periods beginning on or after January 1, 2022)
●	Amendments to IAS 1 Presentaion of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued in February 2021 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued in February 2021 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IAS 12 Income tax: Deferred tax related to assets and liabilities arising from a single transaction (issued in May 2021 and effective for annual periods beginning on or after January 1, 2023)
●	2018-2020 annual improvements to IFRS standards (effective for annual periods beginning on or after January 1, 2022):
●	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter
●	IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
●	IAS 41 Agriculture – Taxation in fair value measurements

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

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)
3.2	Investments in associates and joint ventures (continued)

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

The consolidated financial statements are presented in Russian rubles (RUB), which is the Company’s functional and the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the functional currency rate of exchange at the reporting date. All differences are taken to profit or loss. They are shown separately for each Group company but netted by major types of monetary assets and liabilities. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transactions.

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

The functional currency of the foreign operations is generally the respective local currency – US Dollar (U.S.$), Euro (€), Kazakhstan tenge (KZT), Belarussian ruble (BYR), Moldovan leu (MDL). As of the reporting date, the assets and liabilities of these operations are translated into the presentation currency of the Group (the Russian Ruble) at the rate of exchange at the reporting date and their statements of comprehensive income are translated at the average exchange rates for the year or exchange rates prevailing on the date of specific transactions. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation is reclassified to the profit or loss.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)
3.3	Foreign currency translation (continued)

The exchange rates of the Russian ruble to each respective currency as of December 31, 2021 and 2020 were as follows:

	Average exchange rates for		Exchange rates at
	the year ended December 31,		December 31,
	2020	2021	2020	2021
US Dollar	72.1464	73.6541	73.8757	74.2926
Euro	82.4481	87.1877	90.6824	84.0695
Kazakhstan Tenge (100)	17.4138	17.2630	17.5481	16.9000
Belarussian Ruble	29.5855	29.0198	28.6018	29.1458
Moldovan Leu (10)	41.7510	41.6625	42.9635	41.8550

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

3.4.2 Depreciation and useful lives

Depreciation is calculated on property and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Processing servers and engineering equipment	3-10 years
Computers and office equipment	3-6 years
Other equipment	2-11 years

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

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Bank license	indefinite
Customer relationships and contract rights	4-15 years
Computer Software	2-9 years
Trademarks and other intangible assets	3-11 years

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

Goodwill

The Group performs its annual impairment test of goodwill as of December 31 and whenever certain events and circumstances indicate that its carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates as higher of its value in use and its fair value less costs to sell. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

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

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)
3.7	Financial assets (continued)

3.7.2 Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

●	Financial assets at amortised cost
●	Financial assets at fair value through OCI with recycling of cumulative gains and losses
●	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition
●	Financial assets at fair value through profit or loss

Financial assets at amortised cost

This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

●	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, And
●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)
3.7	Financial assets (continued)
3.7.3	Impairment - credit loss allowance for ECL

The Group assesses and recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss.

The measurement of ECL reflects:

●	an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes;
●	the time value of money; and
●	all reasonable and supportable information that is available without undue cost and effort at the end of each reporting period about past events, current conditions and forecasts of future economic conditions.

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

3.7.4	Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

●	The rights to receive cash flows from the asset have expired
●	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group’s continuing involvement in the asset.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)
3.7	Financial assets (continued)
3.7.4	Derecognition (continued)

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

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the profit or loss section of statement of comprehensive income.

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

3.8.4 Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

●	There is a currently enforceable legal right to offset the recognized amounts; and
●	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

The right of set-off:

●	Must not be contingent on a future event; and

Must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;
(ii)	the event of default; and
(iii)	the event of insolvency or bankruptcy of the entity and all of the counterparties
3.9	Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less and are included as a component of cash and cash equivalents for the purpose of the statement of financial position and statement of cash flows.

3.10	Employee benefits

3.10.1 Personnel expenses

Wages and salaries paid to employees are recognized as expenses in the current year. The Group also accrues expenses for future vacation payments and short-term or long-term employee bonuses.

3.10.2 Social contributions and defined contributions to pension fund

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 15% in 2021, 2020 and 2019) to the annual gross remuneration of each employee. For the year ended December 31, 2021 defined contributions to pension funds of Russia of the Group amounted to 679 (2020 – 861; 2019 – 875).

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

Dividend Distribution

Cyprus entities that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 17% rate for 2019, 2020, 2021 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholder as of December 31, 2021 is non-Cypriot tax resident and as such the Cypriot deemed dividend distribution rules are not applicable.

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

Within some components of its business, the Group pays remuneration to its employees and third parties for attracting customers. The costs which are incremental to acquisition of new customers are further analysed for recoverability. If this expenditure is expected to be reimbursed by future income, it is capitalized as costs to obtain a contract and amortized during the contract term.

Payment processing fee revenues and related transaction costs

Payment processing fee revenues include the following types:

●	fees for processing of consumer payment (consumer fee and merchant fee),
●	conversion fees.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of significant accounting policies (continued)
3.14	Revenue from contracts with customers and transaction cost recognition (continued)

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

For all financial instruments measured at amortized cost, interest bearing financial assets classified as available for sale and financial instruments designated at fair value through profit or loss, interest income or expense is recorded using the EIR method. The EIR (and therefore, the amortised cost of the asset) is calculated by taking into account any discount or premium on acquisition, fees and transaction costs that are an integral part of the EIR of the financial instrument.

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

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled payments) or for cash (cash-settled payments).

Equity-settled share-based payments

The expense of equity-settled transactions is recognized, together with a corresponding increase in other reserves in equity, over the vesting period and is measured at the fair value of the award determined at the grant date, which is amortized over the service (vesting) period. The fair value of the equity award is estimated only once at the grant date and is trued up to the estimated number of instruments that are expected to vest.

Cash-settled share-based payments

The expense is recognized gradually over the vesting period and is measured at the fair value of the liability at each end of the reporting period. The liability is measured, initially and at the end of each reporting period until settled, at fair value, taking into account the vesting terms and conditions on which the instruments were granted and the extent to which the employees have rendered service to date.

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

The carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the year are disclosed in Note 21.

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant estimates and assumptions

Significant estimates reflected in the Company’s financial statements include, but are not limited to:

●	Fair values of assets and liabilities acquired in business combinations;
●	Fair value of assets transferred in non-monetary transactions;
●	Useful life of property, equipment and Intangible assets
●	Impairment of intangible assets, goodwill, investments in associates and joint ventures;
●	Recoverability of deferred tax assets;
●	Impairment of loans and receivables;
●	Uncertain position over risk assessment;

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

Impairment of goodwill and intangible assets

For the purpose of the goodwill impairment test, the Group estimates the recoverable amount of its CGUs as higher of its fair value less costs of disposal on the basis of quoted prices of the Company’s ordinary shares and as value in use based on discounted cash flow models. For the purpose of testing for impairment the Group’s intangible assets with indefinite useful lifes estimates the recoverable amounts of each asset as fair value less costs of disposal on the basis of comparative method and cost approach. For the purpose of intangible assets with definite useful life impairment, when indicators of impairment are noted, the Group estimates the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or the CGU to which this asset relates. See also Note 11 below for details.

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

QIWI plc

Notes to consolidated financial statements (continued)

4	Significant accounting judgments, estimates and assumptions (continued)

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

Uncertainty over risk assessment

The Group discloses possible and recognises probable risks in respect on currency, customs, litigations, tax and other regulatory positions. Management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its estimation of probability, which require considerable judgment. See Note 27 for the details and amount of possible risks.

QIWI plc

Notes to consolidated financial statements (continued)

4	Significant accounting judgments, estimates and assumptions (continued)

Related parties identification

The Group applies significant judgement in evaluating whether PJSC Bank “FC Otkritie” (hereinafter – “Otkritie”) is a related party to the Group in terms of IAS 24 by considering whether Otkritie has been exercising significant influence over the Group within the framework of IAS 28.

During 2019-2021, Otkritie has been the Group’s minority shareholder with less than 20% of voting rights. However, there were some circumstances, which might evidence the existence of an influence over the Group, which include:

●	Otkritie has one representative in the Group’s board of directors (comprising of seven members), and hence could have the ability to participate in policy-making processes of the Company;
●	material transaction between Otkritie and the Group regarding sale of Tochka (Note 6).

According to the Articles of association of the Company, it is considered, that one person cannot influence significantly the decision-making process within the Board of directors comprising of seven members. Otkritie, having less than 20% of voting rights, cannot guarantee its representation on the Group’s board of directors or block the decision to replace its member that can be done at any moment of time.

The Group and Otkritie interacts with each other in the ordinary course of business. All transactions are made on a fair market price basis. While making a decision over Tochka sale, a committee of independent directors only was created that considered the transaction, who then recommended it to the Board. While voting the Otkritie’s representative was withdrawn from the Board.

Based on the abovementioned facts and circumstances Management considers that Otkritie cannot exercise significant influence and, therefore, is not a related party under IAS 28.

The following table provides the total amount of transactions that have been entered into with Otkritie during the years ended December 31, 2021, 2020 and 2019, as well as balances with it as of December 31, 2021, 2020 and 2019:

	For the year ended December 31		As of December 31
	Sales to/ income	Purchases/ expenses	Amounts owed	Amounts owed
	from Otkritie	from Otkritie	by Otkritie	to Otkritie
2021	8,711	(436)	8,621	(181)
2020	183	(1,716)	1,075	(149)
2019	418	(1,103)	1,148	(594)

QIWI plc

Notes to consolidated financial statements (continued)

5.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
		As of	As of
		December 31,	December 31,
Subsidiary	Main activity	2020	2021
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems and Bank operations, inc.: money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
Attenium LLC (Russia)[1]	Management services	100%	—
Postomatnye Tekhnologii LLC (Russia)[1]	Logistic	100%	—
Future Pay LLC (Russia)[1]	Operation of on-line payments	100%	—
QIWI Technologies LLC (Russia)[2]	Software development	100%	100%
Factoring PLUS LLC (Russia)	Factoring services to SME	51%	51%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	100%	100%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	100%	100%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	100%	100%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
MFC «Polet Finance» LLC(Russia)[3]	Retail financial services	—	100%
QIWI Finance LLC (Russia)	Financing management	100%	100%
ROWI Tech LLC (Russia)[4]	Software development	—	51%
QIWI Platform LLC (Russia)	Software development	60%	100%
Associate
JSC Tochka (Russia)[5]	Digital services for banks	40%	—

1    The Entities were liquidated during 2021

2    The Entity Qiwi Blockchain Technologies LLC was renamed during 2021 to QIWI Technologies LLC

3    The Entity was established during 2021

4    The Entity was acquired during 2021 for insignificant consideration and renamed during 2021 from QPCD LLC to ROWI Tech LLC

5    The Entity was sold during 2021

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations

2021

Tochka sale

During third quarter 2021, the Group has completed the sale of its 40% stake (45% economic interest) in the capital of its associate company, Tochka to the Group’s non-controlling shareholder (Otkritie) which is not considered a related party (Note 4).

The result of disposal is presented below:

Fixed amount	4,947
Amount contingent on Tochka’s earnings for the year 2021	4,647
Dividends received from associate*	532
Carrying amount of disposed investment	(1,949)
Total gain on disposal	8,177

*

Receiving the Dividends was the substantial condition of the transaction and treated as part of the price. Dividends were received after the Group has ceased to apply equity accounting for the associate.

Dividends and Fixed amount of cash consideration were received during the third quarter of 2021. Contingent amount is expected to be received in second quarter of 2022 and recorded as other receivables as of December 31, 2021.

2020

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

The sale of SOVEST assets was completed in July 2020, resulting in a pre-tax loss on disposal of 712.

SOVEST project represented the entire Group’s Consumer Financial Services operating segment.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (continued)

The results of the discontinued operations for the years ended December 31 are presented below:

	Year ended December 31, 2019			Year ended December 31, 2020
	Rocketbank	SOVEST	Total	Rocketbank	SOVEST	Total
Revenue	1,339	2,056	3,395	1,151	1,463	2,614
Operating costs and expenses:	(4,790)	(4,142)	(8,932)	(2,065)	(2,290)	(4,355)
Cost of revenue (exclusive of items shown separately below)	(1,829)	(256)	(2,085)	(604)	(160)	(764)
Selling, general and administrative expenses	(1,020)	(1,751)	(2,771)	(338)	(424)	(762)
Personnel expenses	(1,128)	(1,445)	(2,573)	(986)	(796)	(1,782)
Depreciation and amortization	(214)	(44)	(258)	(111)	(54)	(165)
Credit loss (expense)/income	(8)	(646)	(654)	8	(788)	(780)
Impairment of non-current assets (Note 11)	(591)	—	(591)	(34)	(68)	(102)
Loss from operations	(3,451)	(2,086)	(5,537)	(914)	(827)	(1,741)
Loss from sale of Sovest loans’ portfolio	—	—	—	—	(712)	(712)
Foreign exchange gain and loss, net	—	—	—	(25)	—	(25)
Interest income and expenses, net	(36)	(2)	(38)	(25)	(6)	(31)
Loss before tax from discontinued operations	(3,487)	(2,088)	(5,575)	(964)	(1,545)	(2,509)
Income tax benefit	611	410	1,021	138	63	201
Net loss from discontinued operations	(2,876)	(1,678)	(4,554)	(826)	(1,482)	(2,308)

Earnings per share for discontinued operations
Basic, loss from discontinued operations attributable to ordinary equity holders of the parent			(73.71)			(37.07)
Diluted, loss from discontinued operations attributable to ordinary equity holders of the parent			(73.14)			(36.98)

Impairment of non-current assets

Immediately before the classification of SOVEST as discontinued operations, the recoverable amount was estimated for certain items of Intangible assets and impairment loss was identified and recognized in June 2020 in the amount of 68 to reduce the carrying amount of the assets in the disposal group to their fair values less cost to sell. This impairment of non-current assets was recognized in discontinued operations in the statement of profit or loss.

The net cash flows incurred by Rocketbank and SOVEST project are, as follows:

	Year ended			Year ended
	December 31, 2019			December 31, 2020
	Rocketbank	SOVEST	Total	Rocketbank	SOVEST	Total
Operating	(1,372)	(3,675)	(5,047)	(15,415)	6,466	(8,949)
Investing	(1,623)	(30)	(1,653)	1,282	—	1,282
Financing	(58)	—	(58)	(64)	(20)	(84)
Net cash (outflow)/inflow	(3,053)	(3,705)	(6,758)	(14,197)	6,446	(7,751)

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments

The Chief executive officer (CEO) of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered their responsibilities as well as the following factors:

●	The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);
●	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and
●	The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

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

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services and Rocketbank:

●	Payment Services (PS), operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces;
●	Consumer Financial Services (CFS), operating segment that generated revenue through financial services rendered to individuals, presented by SOVEST installment card project;
●	Rocketbank (RB), operating segment that generated revenue through offering digital banking service including debit cards and deposits to retail customers.

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

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

The segments’ statement of comprehensive income for the year ended December 31, 2021, as presented to the CODM are presented below:

	2021
	PS	CO	Total
Revenue	37,934	3,201	41,135
Cost of revenue	(16,834)	(1,188)	(18,022)
Segment net revenue	21,100	2,013	23,113
Overheads	(6,379)	(3,231)	(9,610)
Credit loss expense	(116)	(220)	(336)
Depreciation, amortization and impairment	(688)	(107)	(795)
Share of gain of an associate and a joint venture	—	306	306
Other gains and losses	(85)	119	34
Segment profit/(loss) before tax	13,832	(1,120)	12,712
Income tax	(2,861)	(257)	(3,118)
Segment net profit/(loss)	10,971	(1,377)	9,594

The segments’ statement of comprehensive income for the year ended December 31, 2020, as presented to the CODM are presented below:

	2020
	PS	CFS	RB	CO	Total
Revenue	38,490	1,198	1,151	2,397	43,236
Cost of revenue	(15,853)	(132)	(603)	(670)	(17,258)
Segment net revenue	22,637	1,066	548	1,727	25,978
Overheads	(5,997)	(1,204)	(1,298)	(2,772)	(11,271)
Credit loss expense	(25)	(788)	8	(65)	(870)
Depreciation, amortization and impairment	(666)	(54)	(111)	(98)	(929)
Share of gain of an associate and a joint venture	—	—	—	663	663
Other gains and losses	(320)	(17)	(54)	15	(376)
Segment profit/(loss) before tax	15,629	(997)	(907)	(530)	13,195
Income tax	(3,021)	204	126	(200)	(2,891)
Segment net profit/(loss)	12,608	(793)	(781)	(730)	10,304

QIWI plc

Notes to consolidated financial statements (continued)

7. Operating segments (continued)

The segments’ statement of comprehensive income for the year ended December 31, 2019, as presented to the CODM are presented below:

	2019
	PS	CFS	RB	CO	Total
Revenue	34,700	1,575	1,339	1,722	39,336
Cost of revenue	(13,735)	(236)	(1,829)	(360)	(16,160)
Segment net revenue	20,965	1,339	(490)	1,362	23,176
Overheads	(5,581)	(3,103)	(2,127)	(2,624)	(13,435)
Credit loss expense	13	(646)	(8)	(1)	(642)
Depreciation, amortization and impairment	(665)	(44)	(187)	(100)	(996)
Share of gain of an associate and a joint venture	—	—	—	323	323
Other gains and losses	(16)	(30)	(46)	(11)	(103)
Segment profit/(loss) before tax	14,716	(2,484)	(2,858)	(1,051)	8,323
Income tax	(2,611)	503	541	(77)	(1,644)
Segment net profit/(loss)	12,105	(1,981)	(2,317)	(1,128)	6,679

Segment net revenue, as presented to the CODM, for the years ended December 31, 2019, 2020 and 2021 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	2019	2020	2021
Revenue from continuing operations under IFRS	35,941	40,622	41,135
Revenue from discontinued operations under IFRS (Note 6)	3,395	2,614	—
Cost of revenue from continuing operations	(14,075)	(16,494)	(18,022)
Cost of revenue from discontinuing operations (Note 6)	(2,085)	(764)	—
Total segment net revenue, as presented to CODM	23,176	25,978	23,113

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the years ended December 31, 2019, 2020 and 2021 is presented below:

	2019	2020	2021
Consolidated profit before tax from continuing operations under IFRS	11,954	14,365	20,616
Consolidated loss before tax from discontinued operations under IFRS (Note 6)	(5,575)	(2,509)	—
Gain on disposal of an associate	—	—	(8,177)
Fair value adjustments recorded on business combinations and their amortization	479	337	241
Impairment of non-current assets	792	134	24
Share-based payments	464	43	8
Offering expenses	79	71	—
Loss on forward contract to sell Sovest loans’ portfolio	—	712	—
Loss on disposal of subsidiary	—	42	—
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering	130	—	—
Total segment profit before tax, as presented to CODM	8,323	13,195	12,712

QIWI plc

Notes to consolidated financial statements (continued)

7. Operating segments (continued)

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the years ended December 31, 2019, 2020 and 2021 is presented below:

	2019	2020	2021
Consolidated net profit from continuing operations under IFRS	9,441	11,246	17,536
Consolidated net loss from discontinued operations under IFRS (Note 6)	(4,554)	(2,308)	—
Gain on disposal of an associate	—	—	(8,177)
Fair value adjustments recorded on business combinations and their amortization	479	337	241
Impairment of non-current assets	792	134	24
Share-based payments	464	43	8
Offering expenses	79	71	—
Loss on forward contract to sell Sovest loans’ portfolio	—	712	—
Loss on disposal of subsidiary	—	42	—
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering	130	–	—
Effect from taxation of the above items	(152)	27	(38)
Total segment net profit, as presented to CODM	6,679	10,304	9,594

Geographic information

Revenues from external customers are presented below:

	2019	2020	2021
Russia	29,485	33,283	36,988
Other CIS	1,592	1,746	2,313
EU	3,291	2,748	508
Other	4,968	5,459	1,326
Total revenue from continuing and discontinued operations	39,336	43,236	41,135

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group had only one external customer where revenue exceeded 10% of the Group’s total revenue and amounted to 16.3% for the year ended December 31, 2021 (13% for the year ended December 31, 2020, 10.3% for the year ended December 31, 2019). This revenue was generated within the PS segment.

Disaggregated revenue information

Disagregation of revenues from contracts with customers, including those from discontinued operations are presented below:

	2021
	PS	CO	Total
Payment processing fees	33,397	—	33,397
Cash and settlement service fees	114	386	500
Platform and marketing services related fees	145	813	958
Fees for guarantees issued	20	703	723
Other revenue	322	11	333
Total revenue from contracts with customers	33,998	1,913	35,911

QIWI plc

Notes to consolidated financial statements (continued)

7. Operating segments (continued)

Disaggregated revenue information (continued)

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

QIWI plc

Notes to consolidated financial statements (continued)

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

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	2019	2020	2021
Net profit attributable to ordinary equity holders of the parent for basic earnings	4,832	8,842	17,399
Weighted average number of ordinary shares for basic earnings per share	61,788,024	62,251,274	62,433,524
Effect of share-based payments	476,420	165,196	20,482
Weighted average number of ordinary shares for diluted earnings per share	62,264,444	62,416,470	62,454,006

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	78.20	142.04	278.68
Diluted, profit attributable to ordinary equity holders of the parent	77.60	141.66	278.59

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Property and equipment

	Processing			Construction in
	servers and	Computers and		progress (CIP) and		Right of use of
	engineering	office	Other	Advances for	Leasehold	leased assets
	equipment	equipment	equipment	equipment	improvements	(Note 21)	Total
Cost
Balance as of December 31, 2019	1,169	330	53	108	498	1,617	3,775
Transfer between groups	98	4	(4)	(101)	3	—	—
Additions	167	61	—	18	14	263	523
Disposals	(33)	(73)	(5)	—	(62)	(250)	(423)
Foreign currency translation	1	—	—	(2)	—	—	(1)
Balance as of December 31, 2020	1,402	322	44	23	453	1,630	3,874
Transfer between groups	18	—	—	(18)	—	—	—
Additions	194	67	4	44	11	40	360
Disposals	(26)	(32)	(13)	—	(171)	(361)	(603)
Balance as of December 31, 2021	1,588	357	35	49	293	1,309	3,631

Accumulated depreciation and impairment:
Balance as of December 31, 2019	(559)	(139)	(23)	—	(443)	(265)	(1,429)
Depreciation charge (including discontinued operations)	(221)	(96)	(8)	—	(46)	(328)	(699)
Disposals	16	30	2	—	61	50	159
Impairment	—	—	—	—	(12)	—	(12)
Balance as of December 31, 2020	(764)	(205)	(29)	—	(440)	(543)	(1,981)
Depreciation charge	(253)	(74)	(5)	—	(6)	(273)	(611)
Disposals	22	18	7	—	171	160	378
Balance as of December 31, 2021	(995)	(261)	(27)	—	(275)	(656)	(2,214)

Net book value
As of December 31, 2019	610	191	30	108	55	1,352	2,346
As of December 31, 2020	638	117	15	23	13	1,087	1,893
As of December 31, 2021	593	96	8	49	18	653	1,417

As of December 31, 2021, the gross book value of fully depreciated assets is equal to 888 (2020 - 699).

QIWI plc

Notes to consolidated financial statements (continued)

10.	Intangible assets

						Advances for
		Customer		Computer		intangibles, CIP
Cost:	Goodwill	relationships	Licenses	Software	Trade marks	and others	Total
Balance as of December 31, 2019	7,155	5,573	183	1,750	387	242	15,290
Additions	22	—	—	120	—	56	198
Transfer between groups	—	—	—	95	—	(95)	—
Disposals	(93)	(88)	—	(414)	—	(92)	(687)
Balance as of December 31, 2020	7,084	5,485	183	1,551	387	111	14,801
Additions	—	—	—	154	—	58	212
Additions from business combinations	—	—	—	12	—	—	12
Transfer between groups	—	—	—	12	—	(12)	—
Disposals	—	—	—	(256)	(139)	(2)	(397)
Balance as of December 31, 2021	7,084	5,485	183	1,473	248	155	14,628

Accumulated Amortization:
Balance as of December 31, 2019	(93)	(2,475)	—	(1,043)	(326)	(37)	(3,974)
Amortization charge (including discontinued operations)	—	(300)	—	(216)	(30)	(21)	(567)
Impairment (Note 11)	—	—	—	(61)	—	(50)	(111)
Disposals	93	88	—	394	—	89	664
Balance as of December 31, 2020	—	(2,687)	—	(926)	(356)	(19)	(3,988)
Amortization charge	—	(303)	—	(196)	(4)	(16)	(519)
Impairment	—	—	—	(11)	—	—	(11)
Disposals	—	—	—	250	139	2	391
Balance as of December 31, 2021	—	(2,990)	—	(883)	(221)	(33)	(4,127)
Net book value
As of December 31, 2019	7,062	3,098	183	707	61	205	11,316
As of December 31, 2020	7,084	2,798	183	625	31	92	10,813
As of December 31, 2021	7,084	2,495	183	590	27	122	10,501

As of December 31, 2021, the gross book value of fully amortized intangible assets is equal to 876 (2020 - 787).

QIWI plc

Notes to consolidated financial statements (continued)

11.	Impairment testing of goodwill and intangible assets

The Group identified the following significant CGU’s: Payment Services, Tochka, ROWI and Flocktory. As of December 31, 2021 the Goodwill is allocated to two of the CGUs: Payment Services and Flocktory and intangible assets with indefinite useful life relates to three CGUs: Payment Services, Tochka and ROWI.

An analysis and movement of the net book value of goodwill and indefinite life licenses acquired through business combinations, as included in the intangible assets (Note 10), is as follows:

	Goodwill		Indefinite life
	Payment services	Flocktory	license	Total
As of December 31, 2019	6,336	726	183	7,245
Addition	22	—	—	22
As of December 31, 2020	6,358	726	183	7,267
Addition	—	—	—	—
As of December 31, 2021	6,358	726	183	7,267

The Group tests its goodwill and the intangible assets with an indefinite useful life annually.

Goodwill

The recoverable amount of Payment Services CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by the Board of directors covering a three-year period (2022-2024) with the compounded annual growth rate of payment volume as 8.3%. The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Payment Services CGU is 20.5%. The growth rate applied to discounted terminal value projection in beyond the forecast period is 3%.

The calculation of value in use for this cash generating unit is sensitive to:

●	Compounded annual growth rate of payment volume;
●	Terminal growth rates used to extrapolate cash flows beyond the budget period;
●	Discount rates.

With regard to the assessment of recoverable amounts of Payment Services CGU, management believes that no reasonably possible change in any of key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

As a result of annual impairment test the Group did not identify any impairment of Goodwill allocated to Payment Services CGU as of December 31, 2021 and as of December 31, 2020. As at December 31, 2020 the recoverable amount of Payment services CGU was determined on the basis of fair value less costs of disposal (Level 1).

The recoverable amount of Flocktory CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by the Board of directors covering a three-year period (2022-2024). The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Flocktory CGU is 22%. The growth rate applied to discounted terminal value projection in beyond the forecast period is 3.7%.

The calculation of value in use for this cash generating unit is sensitive to:

●	Compounded annual growth rate of the service market in which the unit operates;
●	Terminal growth rates used to extrapolate cash flows beyond the budget period;
●	Discount rates.

With regard to the assessment of recoverable amounts of Flocktory CGU, management believes that no reasonably possible change in any of key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

QIWI plc

Notes to consolidated financial statements (continued)

11.	Impairment testing of goodwill and intangible assets (continued)

As a result of annual impairment test the Group did not identify any impairment of Goodwill allocated to Flocktory CGU as of December 31, 2021 and as of December 31, 2020.

During the year 2019, goodwill allocated to Rocketbank CGU was impaired in the amount of 93.

Intangible assets with indefinite useful life

As of December 31, 2021, the carrying amount of intangible assets with an indefinite useful life (licenses for banking operations, which are expected to be renewed indefinitely) is recognized with a value of 183 (2020 - 183). Intangible assets with an indefinite useful life were recorded by the Group at the date of acquisition of QIWI Bank JSC.

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

The Group performed an annual impairment test of Qiwi Bank’s license as of December 31, 2021, December 31, 2020 and as of December 31, 2019, no impairment was identified. Reasonably possible changes in any valuation parameters would not result in impairment of intangible assets with indefinite useful life.

Non-current assets with definite useful life

For the purpose of the impairment test on other non-current assets the Company estimated the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or CGU to which the asset relates.

For the year ended December 31, 2021, the Group did not recognize any significant impairment of non-current assets.

During the year 2020, the Group recognised the impairment regarding the non-current assets in the amount of 68 for SOVEST CGU and 55 for other venture projects.

For the year ended December 31, 2019, the Group recognised the impairment regarding the non-current assets in the amount of 201 for QIWI Box CGU and 498 for Rocketbank CGU.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Long-term and short-term loans issued

As of December 31, 2021, long-term and short-term loans issued consisted of the following:

	Total as of	Expected	Net as of
	December 31,	credit loss	December 31,
	2021	allowance	2021
Long-term loans
Loans to legal entities	268	(1)	267
Total long-term loans	268	(1)	267
Short-term loans
Loans to legal entities	11,361	(91)	11,270
Total short-term loans	11,361	(91)	11,270

The Group’s loans mainly issued in Russian rubles.

As of December 31, 2020, long-term and short-term loans consisted of the following:

	Total as of	Expected credit	Net as of
	December 31,	loss	December 31,
	2020	allowance	2020
Long-term loans
Loans to legal entities	214	—	214
Total long-term loans	214	—	214
Short-term loans
Loans to legal entities	5,836	(37)	5,799
Total short-term loans	5,836	(37)	5,799

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued within the factoring scheme are collateralized with the accounts receivable of the debtor. The other part of loans issued are not collateralized.

QIWI plc

Notes to consolidated financial statements (continued)

12.	Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2021, was the following:

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective
ECL allowance as of January 1, 2021	(5)	(1)	(31)	(37)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(29)	(4)	(30)	(63)
Transfers between stages	—	—	—	—
Amounts written off	—	—	8	8
ECL allowance as of December 31, 2021	(34)	(5)	(53)	(92)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2020, was the following:

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective
ECL allowance as of January 1, 2020	(229)	(120)	(494)	(843)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(128)	(211)	(498)	(837)
Transfers between stages	140	(8)	(132)	—
Amounts sold and written off	212	338	1,093	1,643
ECL allowance as of December 31, 2020	(5)	(1)	(31)	(37)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2019, was the following:

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective
ECL allowance as of January 1, 2019	(216)	(120)	(517)	(853)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(127)	7	(496)	(616)
Transfers between stages	114	(7)	(107)	—
Amounts sold and written off	—	—	626	626
ECL allowance as of December 31, 2019	(229)	(120)	(494)	(843)

During the year ended December 31, 2019, the Group sold defaulted balances of Installment Card Loans with the gross carrying amount of 655 to an unrelated party.

QIWI plc

Notes to consolidated financial statements (continued)

13.	Trade and other receivables

As of December 31, 2021, trade and other receivables consisted of the following:

	Total as of	Expected credit loss	Net as of
	December 31,	allowance/ Provision for	December 31,
	2021	impairment	2021
Cash receivable from agents	3,295	(251)	3,044
Deposits issued to merchants	3,162	(16)	3,146
Commissions receivable	138	(11)	127
Other receivables*	5,236	(231)	5,005
Total financial assets	11,831	(509)	11,322
Advances issued	254	—	254
Total trade and other receivables	12,085	(509)	11,576

* Other receivables include receivables from sale of Tochka associate in the amount of 4,757

As of December 31, 2020, trade and other receivables consisted of the following:

	Total as of	Expected credit loss	Net as of
	December 31,	allowance/ Provision	December 31,
	2020	for impairment	2020
Cash receivable from agents	2,358	(150)	2,208
Deposits issued to merchants	4,639	(17)	4,622
Commissions receivable	135	(19)	116
Other receivables	343	(97)	246
Total financial assets	7,475	(283)	7,192
Advances issued	254	(1)	253
Total trade and other receivables	7,729	(284)	7,445

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis.

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the years ended December 31 was the following:

	2019	2020	2021
ECL allowance as of January 1,	(366)	(289)	(284)
Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(9)	(57)	(262)
Amounts written off	86	62	37
ECL allowance as of December 31,	(289)	(284)	(509)

Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customers to receive an overdraft.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Cash and cash equivalents

As of December 31, 2021 and 2020, cash and cash equivalents consisted of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
Correspondent accounts with Central Bank of Russia (CBR)	3,467	3,719
Сash with banks and on hand	9,089	5,249
Short-term CBR deposits	32,800	14,200
Other short-term bank deposits	2,028	9,867
Less: Allowance for ECL	(2)	(2)
Total cash and cash equivalents	47,382	33,033

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

	As of	As of
	December 31, 2020	December 31, 2021
Russian ruble	40,040	28,908
Euro	3,407	1,310
US Dollar	2,847	1,786
Others	1,088	1,029
Total	47,382	33,033

QIWI plc

Notes to consolidated financial statements (continued)

15.	Other current assets and other current liabilities
15.1	Other current assets

As of December 31, 2021 and 2020, other current assets consisted of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
Reserves at CBR*	736	593
Total other financial assets	736	593
Prepaid expenses	259	353
Other	207	316
Total other current assets	1,202	1,262

*     Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Such mandatory reserves are established by the CBR for liabilities in RUR in foreign currency according to its monetary policy. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

The Group has no internal grading system of other current assets for credit risk rating grades analysis.

15.2	Other current liabilities

As of December 31, 2021 and 2020, other current liabilities consisted of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
Contract liability related to guarantees issued	521	1,185
Deferred income	—	138
Contract liability related to loyalty programs	66	—
Other	60	35
Total other current liabilities	647	1,358

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

	As of	As of	As of
	December 31,	December 31,	December 31,
Authorised shares	2019	2020	2021
	Thousands	Thousands	Thousands
Ordinary Class A shares	129,583	127,914	127,914
Ordinary Class B shares	101,267	102,936	102,936
Total authorised shares	230,850	230,850	230,850

	As of	As of	As of
	December 31,	December 31,	December 31,
Issued and fully paid shares	2019	2020	2021
	Thousands	Thousands	Thousands
Ordinary Class A shares	12,083	10,414	10,414
Ordinary Class B shares	50,630	52,299	52,299
Total issued and fully paid shares	62,713	62,713	62,713

As of December 31, 2021 the Company owned 275 thousand treasury class B shares (December 31, 2020 - 334) that were issued and fully paid in 2018 and retained by QIWI Employee trust in order to settle future obligations on share-based payments.

For the year ended December 31, 2021 and 2020 the movement of outstanding shares’ number was the following:

			Number
	Ordinary	Ordinary	of outstanding
	Class A shares	Class B shares	shares
	Thousands	Thousands	Thousands
As of December 31, 2019	12,083	50,010	62,093
Transfer between classes	(1,669)	1,669	—
Increase of share capital due to exercise of options by employees during the year	—	286	286
As of December 31, 2020	10,414	51,965	62,379
Transfer between classes	—	—	—
Increase of share capital due to exercise of options by employees during the year	—	59	59
As of December 31, 2021	10,414	52,024	62,438

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

QIWI plc

Notes to consolidated financial statements (continued)

17.	Debt

As of December 31, 2021 and December 31, 2020, Group’s debt consisted of the following:

	Credit				As of	As of
	limit	Effective			December 31,	December 31,
	(RUB)	Interest rate		Maturity	2020	2021
Current interest-bearing debt
Bank’ revolving credit facility	460	Up to 10%	*	June 30, 2023	—	—
Bank’ revolving credit facility	500	Up to 15%	**	April 20, 2026	—	—
Non-current interest-bearing debt
Bank’ revolving credit facility	1,000	8.5%		October 7, 2021	604	—
Bank’ revolving credit facility	1,000	8.5%		December 22, 2021	945	—
Bonds issued	5,000	9.3%		October 10, 2023	5,014	4,734
Total debt					6,563	4,734
Including short-term portion					1,640	86

* the agreement stipulated the right of a lender to increase the interest rate in case the covenants are violated. The Covenants are violated as of December 31, 2021.

** the agreement stipulated the right of a lender to increase the interest rate and demand of early repayment in case the covenants are violated.

The Group is subject to different covenants regarding the bonds issued. As of December 31, 2021 and December 31, 2020, the Group was in compliance with all covenants stipulated by the public irrevocable offers.

Interest expense regarding Group’s debt for the year ended December 31, 2021 amounted for 501 (2020 - 218). As of December 31, 2020, the Group pledged its debt securities with the carrying amount of 1,765 as a collateral for the credit facilities received.

QIWI plc

Notes to consolidated financial statements (continued)

18.	Trade and other payables

As of December 31, 2021 and 2020, the Group’s trade and other payables consisted of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
Payables to merchants	12,801	8,479
Money remittances and e-wallets accounts payable	5,725	8,508
Deposits received from agents	8,357	3,492
Commissions payable	465	429
Accrued personnel expenses and related taxes	1,386	1,623
Other payables	794	834
Total trade and other payables	29,528	23,365

QIWI plc

Notes to consolidated financial statements (continued)

19.	Customer accounts and amounts due to banks

As of December 31, 2021 and 2020, customer accounts and amounts due to banks consisted of the following:

	As of	As of
	December 31,	December 31,
	2020	2021
Legal entities’ current/demand accounts	6,995	5,197
Correspondent accounts of other banks	2,647	1,523
Individuals’ current/demand accounts	1,539	81
Term deposits	1,156	834
Total customer accounts and amounts due to banks	12,337	7,635
Including long-term deposits	36	—

Customer accounts and сorrespondent accounts of other banks bear interest of up to 6% (2020 - 4%).

QIWI plc

Notes to consolidated financial statements (continued)

20.	Investment in associates

The Group had a single associate: JSC Tochka.

QIWI Group assessed its share in the entity at 45% according to its share in dividends and potential capital gains. The Group’s interest in JSC Tochka was accounted for using the equity method until the reclassification to assets held for sale in June 2021 for further sale (Note 6).

The following table illustrates summarized financial information of the Group’s investment in JSC Tochka associate:

As of
December 31,
2020
Associates’ statement of financial position:
Non-current assets	1,437
Current assets	3,729
including cash and cash equivalents	2,631
Non-current financial liabilities	(263)
Current liabilities	(1,270)
including financial liabilities	(959)
Net assets	3,633
Carrying amount of investment in associates (45%) of net assets	1,635

Associate’ revenue and net income for the years ended December 31 was as follows:

	2019	2020	2021
Revenue	5,534	7,697	4,296
Cost of revenues	(289)	(453)	(333)
Other income and expenses, net	(4,565)	(5,752)	(3,264)
including personnel expenses	(2,147)	(2,965)	(1,853)
including depreciation and amortization	(129)	(297)	(168)
Total net profit/(loss)	680	1,492	699
Group’s share (45%) of total net profit/(loss)	306	672	314

QIWI plc

Notes to consolidated financial statements (continued)

21.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to eight years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the year ended December 31, 2021 recognized under such contracts is 35 (for the year ended December 31, 2020 - 60). Future minimum lease rentals under non-cancellable lease commitments for office premises for a term less than one year as of December 31, 2021 are 12 (December 31, 2020 - 21).

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. The change in the balances of Right-of-use assets and Lease liabilities the year ended December 31, 2021 was as follows:

	Right-of-use assets	Lease
	Office buildings	liabilities
As of January 1, 2021	1,087	1,116
Additions	40	40
Derecognition	(201)	(240)
Depreciation	(273)	—
Interest expense	—	75
Payments	—	(349)
As of December 31, 2021	653	642
Including short-term portion		308

The change in the balances of Right-of-use assets and Lease liabilities the year ended December 31, 2020 was as follows:

	Right-of-use assets	Lease
	Office buildings	liabilities
As of January 1, 2020	1,352	1,357
Additions	263	263
Derecognition	(200)	(204)
Depreciation	(328)	—
Interest expense	—	116
Payments	—	(416)
As of December 31, 2020	1,087	1,116
Including short-term portion		354

For the amount of rent expense recognized from short-term leases and variable lease payments for year ended December 31, 2021, December 31, 2020 and December 31, 2019 see Note 24.

QIWI plc

Notes to consolidated financial statements (continued)

22.	Revenue

Other revenue for the years ended December 31 was as follows:

	2019	2020	2021
Platform and marketing services related fees	157	794	958
Fees for guarantees issued	121	440	723
Cash and settlement service fees	932	512	500
Other revenue	228	208	333
Total other revenue	1,438	1,954	2,514

For the purposes of consolidated cash flow statement, “Interest income, net” includes both continued and discontinued operations and consists of the following:

	2019	2020	2021
Interest revenue calculated using the effective interest rate	(1,961)	(2,390)	(3,453)
Interest expense classified as part of cost of revenue	47	288	505
Interest income and expenses from non-banking loans, net, classified separately in the consolidated statement of comprehensive income	18	68	(92)
Interest income and expenses related to discontinued operations	(1,005)	(659)	—
Interest income, net, for the purposes of consolidated cash flow statement	(2,901)	(2,693)	(3,040)

QIWI plc

Notes to consolidated financial statements (continued)

23.	Cost of revenue

Cost of revenue for the years ended December 31 was as follows:

	2019	2020	2021
Transaction costs	12,633	14,777	15,892
Interest expense	47	288	505
Other expenses	1,395	1,429	1,625
Total cost of revenue	14,075	16,494	18,022

QIWI plc

Notes to consolidated financial statements (continued)

24.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2019	2020	2021
Advertising, client acquisition and related expenses	562	301	342
Tax expenses, except income and payroll related taxes	367	316	390
Advisory and audit services	537	611	974
Rent of premises	102	113	107
Expenses related to Tochka platform services	538	382	365
IT related services	325	346	389
Offering expenses	79	71	—
Other expenses	932	593	661
Total selling, general and administrative expenses	3,442	2,733	3,228

QIWI plc

Notes to consolidated financial statements (continued)

25.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2019	2020	2021
Proposed, declared and approved during the year:
2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 2021: U.S.$ 51,197,062 or U.S.$ 0.82 per share			5,179
2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for 2020: U.S.$ 50,489,929 or U.S.$ 0.81 per share		4,797
2019: Interim dividend for 2019: U.S.$ 51,969,316 or U.S.$ 0.84 per share	3,366
Paid during the period*:
2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 2021: U.S.$ 51,197,062or U.S.$ 0.82 per share			5,211
2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for 2020: U.S.$ 50,489,929 or U.S.$ 0.81 per share		4,804
2019: Interim dividend for 2019: U.S.$ 51,969,316 or U.S.$ 0.84 per share	3,392
Proposed for approval (not recognized as a liability as of December 31):
2021: Final dividend for 2021: —			—
2020: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share		1,411
2019: Final dividend for 2019: U.S.$ 13,660,424 or U.S.$ 0.22 per share	1,011
Dividends payable as of December 31	—	—	—

*    The difference between paid and declared dividends represents foreign exchange movement

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income. On December 9, 2021, the Minister of Finance presented to parliament the proposed Cyprus budgetary plan for 2022 and envisaged fiscal policy plan for the next three-year period, including an outline of the government’s vision with respect to a possible reform of the Cyprus tax system. Specifically, it was indicated increase of the corporate income tax rate from 12.5% to 15% in line with the OECD Inclusive Framework’s Pillar Two agreement.

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

The Protocol of September 8, 2020 effective from January 1, 2021 established withholding tax rates as 15% in respect of interest and dividend income paid to Cyprus (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The Company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income.

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax (continued)

Deferred income tax assets and liabilities as of December 31, 2021 and 2020, relate to the following:

	Consolidated statement of		Consolidated statement of
	financial position as of		comprehensive income for the
	December 31		year ended
	2020	2021	2020	2021
			PL	PL	OCI
Intangible assets	(606)	(558)	32	48	—
Trade and other payables	238	259	(34)	21	—
Trade and other receivables	25	32	(33)	7	—
Debt instruments	(5)	61	—	10	56
Tax loss carry forwards	—	27	—	27	—
Loans issued	10	(8)	(46)	(18)	—
Lease obligations	222	134	(65)	(88)	—
Property and equipment	(189)	(140)	72	49	—
Taxes on unremitted earnings	(680)	(865)	(200)	(185)	—
Other	33	(81)	(146)	(114)	—
Net deferred income tax assets/ (liabilities)	(952)	(1,139)	(420)	(243)	56
including:
Deferred tax assets	209	237
Deferred tax liabilities	(1,161)	(1,376)

Deferred tax assets and liabilities are not offset because they do not relate to income taxes levied by the same tax authority on the same taxable entity.

Reconciliation of deferred income tax asset/(liability), net:

	2019	2020	2021
Deferred income tax asset/(liability), net as of January 1	(586)	(532)	(952)
Effect of acquisitions of subsidiaries	(74)	—	—
Deferred tax benefit/(expense)	128	(420)	(187)
Deferred income tax asset/(liability), net as of December 31	(532)	(952)	(1,139)

As of December 31, 2021 the Group does not intend to distribute a portion of its accumulated unremitted earnings in the amount of 11,024 (2020 – 8,075). The amount of tax that the Group would pay to distribute them would be 551 (2020 - 403). Unremitted earnings include all earning that were recognized by the Group’s subsidiaries and that are expected to be distributed to the holding company.

QIWI plc

Notes to consolidated financial statements (continued)

26.	Income tax (continued)

The major components of income tax expense, including tax expense from discontinued operations, for the years ended 31 December 2021, 2020 and 2019 are:

	2019	2020	2021
Total tax expense
Current income tax expense	(1,620)	(2,498)	(2,837)
Deferred tax benefit/(expense)	128	(420)	(243)
Income tax expense for the year	(1,492)	(2,918)	(3,080)

Theoretical and actual income tax expense is reconciled as follows:

	2019	2020	2021
Profit before tax from continuing operations	11,954	14,365	20,616
Loss before tax from a discontinued operations	(5,575)	(2,509)	—
Accounting profit before tax	6,379	11,856	20,616
Theoretical income tax expense at the domestic rate in each individual jurisdiction	(824)	(2,043)	(3,464)
(Increase)/decrease resulting from the tax effect of:
Non-taxable income	23	216	1,098
Non-deductible expenses	(387)	(675)	(319)
Income tax associated with earnings of foreign subsidiaries	(202)	(333)	(338)
Unrecognized deferred tax assets	(102)	(83)	(57)
Total income tax expense	(1,492)	(2,918)	(3,080)
Income tax attributable to a continuing operations	(2,513)	(3,119)	(3,080)
Income tax attributable to a discontinued operations	1,021	201	—

During the year ended December 31, 2021 the Group did not recognize deferred tax assets related to the tax loss carry forward in the amount of 57 (2020 – 83, 2019 – 102) because the Group did not believe that the realization of the related deferred tax assets is probable.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks

Operating environment

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of the ongoing crisis in Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of the Russian economy, by the US, the EU, Canada and other countries, a record weakening of the Russian ruble against the U.S. dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. The ongoing COVID-19 pandemic and related lockdown measures have also contributed to the deterioration of the Russian economy. Consumer spending had generally remained cautious even prior to the COVID-19 pandemic, which upended the modest recovery that the Russian economy had experienced in the few preceding years. The outbreak of the COVID-19 pandemic and associated responses from various countries around the world, which began in early 2020 and continue to unfold to date, have negatively affected consumer demand across the globe and across industries. As a result, the Russian ruble has significantly and abruptly depreciated against the U.S. dollar and the Euro. This volatile exchange rate environment continues to prevail even though the oil prices have rebounded. The COVID-19 pandemicremains ongoing, and although related restrictions have been relatively mild in Russia throughout 2021, there can be no assurance that new measures will not be adopted (as has been the case in many countries) in response to rise in COVID-19 cases, in particular due to new variants of the virus which keep emerging.

A prolonged economic slowdown in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on the Group’s business. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth in certain of our payment categories and payment volume decline in certain others, in particular certain types of money remittances and financial services categories. Further adverse changes in economic conditions in Russia could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals that allow consumers to use physical currency for online payments. While the Group has since largely outgrown that model, the network of kiosks and terminals remains a significant part of the Group’s infrastructure and serves as a reload and client acquisition channel for Qiwi Wallet. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking, and the number of kiosks and terminals in the QIWI network is decreasing as the market shifts towards a higher share of digital payments. In 2020-2021, the Group’s physical distribution network was and, to a certain extent, may continue to be negatively affected by the spread of the COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited users’ access to certain retail locations, as well as reducing the overall activity of the population. Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and the development of alternative payment channels. All of these factors could have a material adverse effect on the Group’s business, financial condition and results of operations.

Regulatory environment

QIWI’s business is impacted by laws and regulations that affect its industry, the number of which has increased significantly in recent years. The Group is subject to a variety of regulations, including those aimed at preventing money laundering and the financing of criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws. As a result, the Group experiences periodic investigations by various regulatory authorities in connection with such laws and regulations, which may sometimes result in the imposition of monetary or other sanctions. Any changes in the regulatory regime or in the interpretation of current regulations that affect the continuation of one or more types of transactions currently facilitated by the Group’s system may materially adversely affect its results of operations.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Regulatory environment (continued)

In recent years the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Qiwi Bank has been the subject of CBR investigations in the past that have uncovered various violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements and other issues which management believes QIWI has generally rectified. In the second half of 2020, the CBR, acting in its supervisory capacity, performed another routine scheduled audit of Qiwi Bank. In the course of this audit the CBR identified certain violations and deficiencies relating primarily to reporting and record-keeping requirements. The monetary fine imposed on Qiwi Bank as a result of these findings was RUB 11 million. In addition, the CBR introduced certain restrictions with respect to Qiwi Bank’s operations, including, effective for a six-month period starting December 7, 2020, the suspension of, or limitation on, most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. Management has been working closely with the CBR to remediate the identified deficiencies. The restrictions introduced by the CBR have had a substantial negative effect on the Group’s business, financial condition and results of operations, primarily through decreasing the volumes in our E-Commerce and Money Remittance market verticals, and as a result, revenues and profits. Management believes that the abrupt termination of services of a large number of merchants has likely also had reputational risks for the Group that are difficult to quantify or assess. The recovery of the payment volume and revenue lost in the wake of the CBR restrictions has been affected by changes in consumer behavior and legal framework, and it is anticipated that these revenue streams may never be fully restored.

The past and future operations may also be subject to greater scrutiny from the CBR as a result of these events. There can be no assurance that new sanctions will not be imposed on the Group as a result of any past or future findings and that we will not come under greater CBR scrutiny in connection with any perceived deficiencies in the Group’s conduct, or that any currently planned or future inspections will not result in discovery of any significant or minor additional violations of various banking regulations, and of what sanctions the CBR may impose on the Group in connection with such deficiencies or violations. Any such sanctions could have a material adverse effect on the Group’s business, financial condition and results of operations.

Historically, the Group has had substantial volume of business with merchants in the betting industry. Processing payments to such merchants represented a significant portion of the Group’s revenue. Moreover, the repayment of winnings by such merchants to customers also serves as an important and economically beneficial Qiwi Wallet reload channel, contributing to the attractiveness and sustainability of our ecosystem. This revenue stream has been, and may continue to further be, materially adversely affected by legislative developments.

The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. Prior to October 2021, legislation then in force required bookmakers to become members of one of the self-regulated organizations of bookmakers and abide by its rules, and to accept interactive bets solely through an Interactive Bets Accounting Center (TSUPIS) set up by a credit organization in cooperation with a self-regulated association of bookmakers. In order to enable our participation in this industry, in 2016 QIWI Bank established a TSUPIS together with one of such self-regulated associations of bookmakers, and the Group thereby became one of the two payment services providers that were able to accept electronic bets on behalf of sports betting companies in Russia.

In December 2020, a new law was adopted, abolishing the mandatory participation of bookmakers in self-regulated organizations, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Centre (ETSUP) to replace all of the existing TSUPIS. Although the Group has publicly made a proposal to serve as the Unified Interactive Bets Accounting Center pursuant to the new regulatory regime, its bid turned out unsuccessful, and the role of the ETSUP was assigned to another market participant. As a result, the Group has lost the ability to generate volume and income directly related to its TSUPIS business in Russia starting from fourth qurter 2021, although the Group has still been able to retain part of the betting revenues generated from QIWI Wallet services, including commissions for betting accounts top-ups and winning payouts. Payment volume and revenues lost due to the described above changes will negatively affect the Group’s results of operations. Any further significant change in betting legislation, or any adverse action by the ETSUP as a major participant in the industry may negatively affect the payment volume, revenue and margins of our Payment Services business, as well as overall usage of QIWI Wallet.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Regulatory environment (continued)

Under the Russian betting legislation, betting merchants may become “blacklisted” by the government if they have been found to be in violation of applicable Russian laws, the Group’s remaining revenue generated from the betting industry as described above may further shrink. Furthermore, since 2021, Russian credit institutions have been prohibited from contracting with any betting merchants, including foreign ones, that are not on a list of specifically approved betting merchants maintained by the regulator. As a result, in effect only specifically “whitelisted” merchants are allowed to continue operating. A separate “black list” has been instituted with respect to foreign payment aggregators that are known to service backlisted betting merchants. All of these measures have resulted in a general shrinkage of the number of players in the industry and contraction of our related revenue streams, and have significantly increased the administrative burdens in onboarding merchants and in particular payment aggregators. Any regulatory developments that impose additional restrictions on the betting industry may result in the contraction of the betting sector or QIWI’s remaining revenues from this market and therefore adversely affect its financial condition and results of operations.

The Group contracts with some of international merchants in U.S. dollars and other currencies such as Euros and may experience challenges in relationships with U.S. banks that are required for any non-U.S. company to transact in U.S. dollars. Even though the Group maintains a number of U.S. dollar accounts with various financial institutions, at the same time the Group is also conducting a portion of U.S. dollar transactions with international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not refuse to process the Group’s transactions for such reasons or otherwise, thereby further increasing the currency conversion costs that the Group has to bear or that international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If the Group is not able to conduct transactions in U.S. dollars, it may bear significant currency conversion costs or lose some merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and the Group’s business, financial condition and results of operations may be materially adversely affected. Management can give no assurance that similar issues would not arise with respect to the Group’s transactions in other currencies, such as the Euro, which could have similarly adverse consequences.

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

Taxation in Cyprus

As of today, there are no specific transfer pricing rules or any transfer pricing documentation requirements in the Cyprus tax laws with respect to related party transactions. However, Cyprus is in the late stages of adopting transfer pricing rules, covering all types of inter-company transactions and require the preparation of a Local and Master File as well as Summary Information Table in line with the OECD Transfer Pricing Guidelines (subject to the relevant thresholds). The Cyprus draft transfer pricing legislation is expected to be enacted within the coming months.

DAC6 was implemented in Cyprus on June 25, 2018 as part of the Administrative Cooperation in the Field of Taxation (Amendment) Law 2019 (AC19 Law). The Cypriot Tax Department launched a public consultation on the AC19 Law on October 22, 2019. The Directive requires intermediaries (including EU-based tax consultants, banks and lawyers) and in some situations, taxpayers, to report certain cross-border arrangements (reportable arrangements) to the relevant EU member state tax authority. Cross-border arrangements will be reportable if they contain certain features (known as hallmarks). The hallmarks cover a broad range of structures and transactions. Determining if there is a reportable cross-border arrangement raises complex technical and procedural issues for taxpayers and intermediaries. The Company fully complies with the abovementioned obligations, but it is still cannot be excluded that the Company might be subject to additional costs and/or tax liabilities resulted from these new reporting requirements.

In November 2021 the Cyprus Tax Authorities issued an announcement extending the deadline for submission of information on reportable cross-border arrangements under DAC6 until January 31, 2022. The extension is applicable to all reportable cross-border arrangements between June 25, 2018 and December 31, 2021. Reportable cross-border arrangements as from January 1, 2022 must be reported within 30 days from the day after: (a) the arrangement is made available for implementation to the relevant taxpayer; or (b) the arrangement is ready for implementation by the relevant taxpayer; or (c) the day that the first step of the arrangement has been implemented; or (d) the day that aid has been provided with respect to a reportable arrangement.

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

Taxation in the Russian Federation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. For instance, introduction of the concept of beneficial ownership may result in the inability of the foreign companies within the Group to claim benefits under a double tax treaty through structures which historically have benefited from double tax treaty protection in Russia. Recent court cases demonstrate that the Russian tax authorities actively challenge application of double tax treaty benefits retroactively (i.e. prior to concept of beneficial ownership was introduced in the Russian Tax Code) on the grounds that double tax treaties already include beneficial ownership requirement to allow application of reduced tax rates or exemptions. In these cases, the Russian tax authorities obtained relevant information by means of information exchange with the foreign tax authorities.

Withholding tax at the rate of 15% is applied to any dividends paid by the entities incorporated in Russia to the entities incorporated outside of Russia. The Group commonly seeks to claim treaty protection, as such withholding tax rate (hereinafter “WHT)” may be reduced to 5% under the available Double Tax Treaty (including Cyprus) if certain conditions stipulated thereto are met.

The Protocol of September 8, 2020 came into effect from January 2021 and amending Russia-Cyprus double tax treaty increased WHT rates in respect of interest and dividend income to 15% (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The reduced 5% tax rate in respect of dividend and interest income is envisaged for certain categories of income recipients, including public companies whose shares are listed on a registered stock exchange provided that at least 15% of the voting shares of that company are in free float and which holds directly at least 15% of the capital of the company paying the dividends throughout a 365-day period that includes the day of payment of the dividends.

The Company believes that it fulfils the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income, including more than 15% free float. However, there is some uncertainty in respect of the approach as to how to establish the percentage of depository receipts in free float. Although, the Russian Ministry of Finance issued some clarifications on this matter there is still some possibility that different interpretations could be applied given the vague wording of such clarification. Also, there is no assurance that the Russian Ministry of Finance will not revise its position in the future or that the Russian tax authorities will not challenge the Company’s position in this respect. There is also no assurance that the reduced withholding income tax rate under the Russia-Cyprus double tax treaty will be applied to interest income. Starting from January 1, 2017, the Russian Tax Code requires the tax agent to obtain confirmation from the non-resident holder-legal entity that it is the beneficial owner of the relevant income. Russian tax law provides neither the form of such confirmation nor the precise list of documents which can demonstrate the beneficial owner status of the recipient with respect to the received income. Due to the introduction of these changes, there can be no assurance that treaty relief at source will be available in practice. According to the clarifications of the Russian tax authorities, a foreign company may not benefit from a double tax treaty if its activity does not have a real business purpose, if such company does not bear any risks that are normal for business activity, such company does not benefit from the use of such income and its employees actually do not control/ manage such company. If activities of the company are limited to investments and/or financing of a group of companies, it cannot be considered as an independent business activity and it is not enough to confirm the beneficial owner status of the recipient of income. As a result, there is a risk that application of the concept of beneficial ownership may result in the inability of the foreign companies within the Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia.

Company intends to use simplified approach for confirmation of the beneficial ownership status that has recently been adopted for public companies with shares and (or) depository receipts comprising more that 25% of their share capital admitted to trade on a qualifying stock exchange if the respective confirmation letter on its beneficial ownership status and documents confirming publicly traded company status are in place. Since this simplified approach is relatively new and untested there is no assurance that the Russian tax authorities will not challenge the Company’s beneficial ownership status.

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

Taxation in the Russian Federation (continued)

In addition, on November 24, 2016, the OECD published the multilateral instrument (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof, e.g. by means of introduction of the “business purpose” test. To date the MLI has been ratified by Russia with respect to more than 71 double tax treaties signed by Russia with potential effective date of January 1, 2021. Starting from 2021, MLI came into effect in respect of withholding taxes covered by tax treaties concluded by the Russian Federation with 34 countries (including tax treaty with Cyprus). Application of MLI could potentially limit tax benefits granted by double tax treaties of Russian Federation and Cyprus.

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

On July 19, 2017, new anti-avoidance provisions were introduced into the Russian Tax Code and the Article 54.1 of the Russian Tax Code was adopted, which replaced the previously existing concept of “unjustified tax benefit”. These anti-avoidance provisions establish two specific criteria that should be met simultaneously to entitle a taxpayer to reduce the tax base or the amount of tax: (i) the main purpose of the transaction (operation) is not a non-payment (incomplete payment) and (or) offset (refund) of the amount of tax; and (ii) the obligation under the transaction (operation) is executed by a person who is a party to a contract entered into with the taxpayer and / or a person to whom the obligation to execute a transaction (operation) was transferred under a contract or law. The Russian Tax Code specifically indicates that signing of primary documents by an unidentified or unauthorized person, violation by the counterparty of tax legislation, the possibility to obtain the same result by a taxpayer by entering into other transactions not prohibited by law cannot be considered in itself as a basis for recognizing the reduction of the tax base or the amount of tax unlawful. However, application of these criteria is still under consideration of the tax authorities, therefore, no assurance can be given that positions of taxpayers will not be challenged by the Russian tax authorities

The Russian Ministry of Finance issued clarifications that the concepts expressed in Resolution No. 53 and evolved in the relevant court practice should not be applied by the enactment of new anti-avoidance rules. However, it cannot be excluded that this new concept could be applied by the tax authorities in a broader sense. There were some publications in mass media with reference to the Head of Federal Tax Service of the Russian Federation stating that more than 85% of tax disputes based on Article 54.1 of the Russian Tax Code are ruled out in favour of the tax authorities. In view of this trend and taking into the account the uncertainties with application of anti-avoidance concept, this could possibly expose the Group to significant fines, penalties and enforcement measures, despite the best efforts at compliance, and could result in a greater than expected tax burden.

QIWI plc

Notes to consolidated financial statements (continued)

27.	Commitments, contingencies and operating risks (continued)

Taxation in the Russian Federation (continued)

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019 transactions between Russian tax residents are subject to transfer pricing control only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and at the same time one of the conditions stipulated in Article 105.14 of Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with parties from blacklisted countries, transactions between related parties under participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 60 million threshold. The new rules apply to transactions, under which income (expenses) from such controlled transactions are recognised after January 1, 2019. As a side effect, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

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

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 1.9 billion that was assessed by the Group as of December 31, 2021 (RUB 2.4 billion as of December 31, 2020).

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

Following the disclosure of the restrictions imposed by the CBR on us in December 2020 QIWI plc and certain of its current and former executive officers have been named as defendants in the putative class action filed in the United States. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed when the CBR audit results and restrictions were disclosed in December 2020, which the plaintiffs perceive as a violation of Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and seek damages and other relief based upon such allegations. Management believes that these lawsuits are without merit and intend to defend against them vigorously, and expects to incur certain costs associated with defending against these actions. At this early stage of the litigations, the ultimate outcomes are uncertain and management cannot reasonably predict the timing or outcomes, or estimate the amount of loss, if any, or their effect, if any, on the Group’s financial statements. Any negative outcome could result in payments of substantial monetary damages and accordingly Group’s business could be seriously harmed.

Guarantees issued

The Group issues financial and performance guarantees to non-related parties for the term up to five years at market rate. The amount of guarantees issued as of December 31, 2021 is 46,631 (as of December 31, 2020 – 22,036) most of which are performance guaranties of ROWI project.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the years ended December 31, 2021 and 2020, as well as balances with related parties as of December 31, 2021 and December 31, 2020:

	For the year ended
	December 31, 2021		As of December 31, 2021
		Purchases/	Amounts	Amounts
	Sales to/	expenses	owed by	owed to
	income from	from related	related	related
	related parties	parties	parties	parties
Associates	3	(183)	—	—
Key management personnel	—	(307)	—	(114)
Other related parties	5	(22)	—	(16)

	For the year ended
	December 31, 2020		As of December 31, 2020
		Purchases/	Amounts	Amounts
	Sales to/	expenses	owed by	owed to
	income from	from related	related	related
	related parties	parties	parties	parties
Associates	3	(525)	170	(116)
Key management personnel	—	(422)	—	(142)
Other related parties	9	(21)	8	(9)

Benefits of key management and Board of Directors generally comprise of short-term benefits amounted to 307 during the year ended December 31, 2021 (434 - for the year 2020, 253 - for the year 2019) and share-based payments amounted to nil during the year ended December 31, 2021 (12 loss - for the year 2020, 34 - for the year 2019).

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

Foreign currency sensitivity

The following table demonstrate the sensitivity to a reasonably possible change in US Dollar exchange rates against Ruble, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in US Dollar when these currencies are not functional currencies of the respective Group subsidiary. The Group’s exposure to foreign currency changes for all other currencies is not material.

		Effect on profit before tax
	change in US Dollar	Gain/(loss)
2021	+10%	122
	-10%	(122)

2020	+10%	192
	-10%	(192)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group seeks to maintain a stable funding base primarily consisting of agents’ deposits, current accounts and due to banks, retail deposits from customers and debt. The Deposits received from agents are due on demand, but are usually offset against future payments processed through agents. The Group expects that agents’ deposits will continue to be offset against future payments and not be called by the agents. Сustomer accounts and amounts due to banks, trade and other payables are due on demand. The Group has sufficient cash balances and keeps it in diversified portfolios of liquid instruments such as government bonds, correspondent account with CBR and overnight placements in high-rated commercial banks, in order to be able to respond timely and steady to unforeseen liquidity requirements.

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

According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than certain portion of its risk-adjusted assets. As of December 31, 2021, QIWI Bank JSC’s capital ratio is above the minimal level required of 8%. The Group monitors the fulfillment of requirements on a daily basis and sends the reports to CBR on a monthly basis. During the years ended December 31, 2021 and 2020 QIWI Bank JSC met the capital adequacy requirements.

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management (continued)

Liquidity risk and capital management (continued)

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders or issue new shares. Currently, the Group requires capital to finance its growth, but it generates sufficient cash from its operations. The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments.

		Due:
				More than a
	Total	On demand	Within a year	year
Debt	4,772	—	86	4,686
Lease liabilities	710	—	324	386
Trade and other payables	23,365	23,365	—	—
Customer accounts and amounts due to banks	7,635	6,801	834	—
Total as of December 31, 2021	36,482	30,166	1,244	5,072

		Due:
				More than a
	Total	On demand	Within a year	year
Debt	6,640	1,549	91	5,000
Lease liabilities	1,116	—	354	762
Trade and other payables	29,528	29,528	—	—
Customer accounts and amounts due to banks	12,337	11,181	1,120	36
Total as of December 31, 2020	49,621	42,258	1,565	5,798

Credit risk

Financial assets of the Group, which potentially subject the Company and its subsidiaries, joint ventures and associates to credit risk, consist principally of trade receivables, loans issued, cash and short-term investments. The Group sells services on a prepayment basis or ensures that its receivables are from customers with an appropriate credit history – large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CBR, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than those banks in more developed markets. Short-term debt securities include corporate and government bonds.

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

Credit risk (continued)

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2021	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.06%	19%	94%	95%
Exposure at default	11,241	79	34	477	11,831
Expected credit loss	(7)	(15)	(32)	(455)	(509)

December 31, 2020	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.13%	1%	69%	92%
Exposure at default	6,092	1,035	230	118	7,475
Expected credit loss	(8)	(7)	(159)	(109)	(283)

The Group evaluates the concentration of risk with respect to trade and other receivables on a regular basis. The customers are located in several jurisdictions and industries and operate in largely independent markets. The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
	As of December 31,	As of December 31,
	2020	2021
Concentration of credit risks by main counterparties, % from total amount
Top 5 counterparties	54%	64%
Others	46%	36%

The Group is also exposed to substantial credit risk through the loans to small and medium legal entities, where Qiwi Bank JSC serves as a lender and bears all credit risk on outstanding loans. When granting these loans, the Group uses automated scoring solvency models and evaluates individually each application for the probability of fraud and default. It uses the information from the external resourses as well as internally established metodology in order to approve or reject the application. Qiwi Bank can also use manual verification for determining the credit limit for the approved applicants.

As part of the credit risk assessment of the factoring transactions, the Group evaluates the credit risk of an individual client as well as of the debtor. Management believes that debtor risk assessment is an important source of additional security and credit quality guarantee. Procedures and responsibilities for assessing and managing credits risks of clients and debtors are clearly stipulated in the Group internal risk policy. To assess clients’ accounts receivables as a form of collateral, management analyzes each debtor individually and collectively at the portfolio level (risk concentration, turnover ratios and other parameters). The Group also makes allowances for the dual structure of collateral for the assets placed under factoring operations. According to such structure, the debtor whose receivables are assigned to the Group must fulfill its obligations and in case the debtor fails to fulfill its contractual liabilities, the liabilities are transferred to the client under recourse. Compared with traditional lending, therefore, the assets are better collateralized and the credit risk is lower.

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

QIWI plc

Notes to consolidated financial statements (continued)

29.	Risk management (continued)

Market risk

The Group is exposed to market risks by holding the trading portfolio of bonds. The market risk management is aimed to keep the level of market risk assumed by the Group in accordance with the Group’s strategy. The Group manages its market risks both on a portfolio and individual basis. The most commonly used tools are VAR (value at risk) and stop-loss limits, which are set by the Group’s risk appetite and Group’s portfolio investment guidelines approved by the BOD.

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

The fair value of the Group’s financial instruments as of December 31, 2021 and 2020 is presented by type of the financial instrument in the table below:

		As of December 31, 2020		As of December 31, 2021
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
Financial assets
Debt securities	AC	6,383	6,476	3,526	3,462
Debt securities	FVOCI	—	—	9,561	9,561
Long-term loans	AC	196	196	250	250
Long-term loans	FVPL	18	18	17	17
Total financial assets		6,597	6,690	13,354	13,290

Financial liabilities
Bonds issued	AC	5,014	5,134	4,734	4,668

Financial instruments used by the Group are included in one of the following categories:

●	AC – accounted at amortized cost;
●	FVOCI – accounted at fair value through other comprehensive income;
●	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt securities of the Group mostly consist of RUB nominated government and high-quality corporate bonds with interest rate 7.0% - 9.95% and maturity up to November 2036.

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to five years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 8-35%.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices	Significant	Significant
			in active	observable	unobservable
			markets	inputs	inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2021	17	—	—	17
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2021	9,561	9,561	—	—
Assets for which fair values are disclosed
Debt securities	December 31, 2021	3,462	3,462	—	—
Long-term loans	December 31, 2021	250	—	—	250
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2021	4,668	4,668	—	—
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2020	18	—	—	18
Assets for which fair values are disclosed
Debt securities	December 31, 2020	6,476	6,476	—	—
Long-term loans	December 31, 2020	196	—	—	196
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2020	5,134	5,134	—	—

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the year ended December 31, 2021 and 2020.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

●	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;
●	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;
●	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

QIWI plc

Notes to consolidated financial statements (continued)

30.	Financial instruments (continued)

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

QIWI plc

Notes to consolidated financial statements (continued)

31.	Events after the reporting date

Business acquisition

In the first quarter 2022 the Group obtained control over Taxiaggregator. The Group secured its share in the project with early investments made at a start-up phase and now acquired the platform and other intellectual property followed by the transfer of the client base and the team of the project. As a result, the Group owns 80% of the business with the remaining 20% owned by the Founder of Taxiaggregator. Cash consideration amounted to 700 (491 has been paid as at December 31, 2021).

Uncertainty over operating environment

In February 2022 economic situation in the Russia was negatively affected by escalated military and political conflict related to Ukraine and the associated international sanctions against a number of Russian institutions, companies, banks and individuals. The announced sanctions, among other things, provide for a partial freezing of foreign currency reserves managed by the Bank of Russia, restrictions of access to European capital markets for the Ministry of Finance of the Russia and the Bank of Russia, restrictions for Russian Federation residents on investing in instruments nominated in Euro and a number of other restrictive measures. These factors led to a substantial growth of instability on financial markets, sharp changes in prices for financial instruments, increase in spreads of trade operations, decrease of the Russia’s sovereign and corporate credit ratings. In addition, a number of Western businesses have suspended activities in Russia or stopped dealings with Russian counterparts due to sanctions prescriptions, compliance, political, reputational, or other reasons, and this trend may continue to gain momentum in the coming months. To reduce foreign currency exchange rates volatility, the Bank of Russia increased the key rate to 20.0% p.a., introduced the mandatory sale of foreign exchange revenues, restrictions on exit from Russian assets by foreign investors, and took a number of other measures.

The Group has formed in advance a liquidity reserve, including cash in rubles and foreign currency, to provide stability of the its operations. All necessary measures have been taken to ensure uninterrupted payments and meet the needs of the Group’s customers. Under the different stress scenarios, the Group has in place different plans and options all of which are at present available to the management to meet the range of reasonable possible challenges.

As of the date of this financial statements, the Group is not subject to any sanctions. However, further expansion of the sanctions list, the shutdown of the SWIFT system for some Russian banks, the possible introduction of restrictions on the CBR and a number of companies, including customers and counterparties of the Group, may have a significant impact on the activities and financial position of the Group in the future, including impairment of Goodwill and other assets. The future economic and regulatory environment and its impact on the Group’s operations may differ from management’s current expectations.

The Management of the Group is currently assessing the possible impact of the events mentioned above and taking all the necessary measures to ensure the sustainability of the Group’s operations.

QIWI plc

Notes to consolidated financial statements (continued)

31.	Events after the reporting date (continued)

Uncertainty over the receipt of the consideration for the sale of Tochka

In the third quarter of 2021, the Group completed a sale of its 40% stake (45% economic interest) in the capital of its Tochka associate. The consideration for the sale of the stake in Tochka was comprised of a fixed portion and a contingent portion. Certain dividends were also paid by Tochka to the Group prior to the sale. Dividends and the fixed portion of consideration were received during the third quarter of 2021. The contingent portion is expected to be paid in second quarter of 2022.

In March 2022, the President of Russia issued a Decree whereby Russian legal entities and individuals are prohibited from transferring securities to, and entering into certain other transactions with, certain foreign counterparties without prior clearance by the Government Commission for Control over Foreign Investments in the Russian Federation. Transactions with foreign entities that are controlled by Russian citizens or legal entities, such as the Group, are carved out from the scope of such Decree. Moreover, the Group believes that the Decree pertains to securities transfers rather than to payment of deferred consideration for transfers that have already occurred. Nevertheless, the buyer of Tochka took the view that the Government Commission's approval should be sought for the payment of the contingent portion of the consideration.

As a result, management believes that there is uncertainty regarding the receipt of the contingent portion of the consideration for the sale of Tochka. A negative decision of the Commission may postpone or even block the payment and therefore could result in a loss in the amount of up to 4,855.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By: /s/ Andrey Protopopov
Name: Andrey Protopopov
Title: Chief Executive Officer
Date: April 29, 2022