Form 20-F
period 2022-12-31
QIWI
filed 2023-03-31
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

* Not for trading, but only in connection with the registration of the American Depositary Shares representing those shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, 10,413,522 Class A ordinary shares, par value EUR 0.0005 per share and 52,299,453 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes   ☒     No   ☐

If securities are registered pursuant to Section 12 (b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction or an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

This annual report contains forward-looking statements that reflect our current expectations and views of future events and other matters that are "forward-looking" within the meaning.of the US Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	the impact of the ongoing geopolitical tensions and conflicts on the macroeconomic environment in the Russian Federation and related sanctions imposed;
●	the impact of the COVID-19 pandemic and related public health measures on our business, merchants, customers, and employees;
●	our ability to maintain and grow our payment volumes;
●	our ability to maintain and grow the size of our physical and virtual distribution network;
●	our ability to maintain and increase our market share in our key payment segments;
●	our ability to successfully introduce new products and services;
●	our ability to successfully execute our business strategy, including in respect of ROWI (formerly known as Factoring PLUS, rebranded in 2021),Flocktory and RealWeb and our ability to recoup our investments made in such businesses or other projects that we develop from time to time;
●	our ability to maintain our relationships with our merchants, agents and partners;
●	the expected growth of QIWI Wallet and alternative methods of payment;
●	our ability to continue to develop new and attractive products and services;
●	our future business development, results of operations and financial condition;
●	our ability to continue to develop new technologies and upgrade our existing technologies;
●	competition in our industry;
●	the impact of the restrictions imposed on us by the CBR in December 7, 2020, in particular with respect to payments to foreign merchants;
●	developments in the betting industry in the Russian Federation and its regulation;
●	any litigation we are involved in;
●	projected revenue, profits, earnings and other estimated financial information; and
●	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

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

ITEM 2.Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.Key Information.

Exchange Rate Information

We have presented our most recent annual results of operations in US dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to U.S. dollars and from U.S. dollars to RUB in this Annual Report were made at a rate of RUB 70.3375 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2022. No representation is made that the RUB amounts could have been, or could be, converted into U.S. dollars at such rate.

As of March 29, 2023 the exchange rate was RUB 76.5939 to $1.00, comparable to that as of December 31, 2022.

See Item 3 Risk Factors “ –– We are subject to fluctuations in currency exchange rates,” for a discussion of the foreign currency exchange rate risks and uncertainties our business faces.

A.[RESERVED]

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

Risk Factors Summary

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and operating results. Set forth below is a summary of the principal risks associated with an investment in our ADSs:

Risks Relating to Current Geopolitical Environment

●	The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition;
●	Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although we requested a hearing to appeal the delisting determination, there can be no assurance that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations;
●	A vast majority of major Western businesses, including a number of companies whose products are important to our business, have withdrawn from, suspended, wound down or substantially scaled back activities in Russia;

●	Due to the rapidly evolving and complex sanctions regulations we may fail to follow specific government prescriptions in jurisdictions where we have operations and such failure could result in a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business and Our Assets

●	The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources;
●	Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations;
●	We have become subject to lawsuits in connection with the abrupt decrease in our share price caused by our disclosure of the restrictions introduced by the CBR with respect to Qiwi Bank's operations in December 2020;
●	Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up;
●	Our profitability level depends on our ability to maintain or increase our payment services average net revenue yield;
●	If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs;
●	We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending;
●	If customer or merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected;
●	A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services;
●	We are subject to extensive government regulation;
●	Events outside of our control, including public health crises and political instability, may negatively affect consumer spending and our business;
●	We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures;
●	Our compliance processes, procedures and controls with respect to the rules and regulations that apply to our business may prove insufficient;
●	Our systems and our third-party providers' systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs;
●	Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation;
●	Customer complaints, actual or perceived failures of our customer service function or negative publicity about our customer service could materially adversely affect the attractiveness of our services;
●	Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business;
●	Our business is exposed to counterparty and credit risks;
●	We are subject to fluctuations in currency exchange rates;
●	Regulatory authorities in Russia and Kazakhstan could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility, which may adversely affect our business, financial condition and results of operations.
●	We may not be able to successfully protect our intellectual property and may be subject to infringement claims;
●	We may use open source software in a manner that could be harmful to our business.
●	Certain Russian companies are required to use primarily domestic Russia-produced software and hardware;
●	We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks;
●	In a dynamic industry like ours, the ability to attract, recruit, retain and develop qualified personnel is critical to our success and growth;
●	Our operations may be constrained if we cannot attract or service future debt financing;
●	We may experience difficulties with conducting transactions denominated in US dollars, euros and other currencies;
●	Our bond portfolio could decline in value, which may result in financial losses and have a negative effect on our compliance with banking prudential ratios;

●	We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and increase our profitability;
●	We may not be able to meet changing expectations from investors, customers, regulators, and other stakeholders regarding environmental, social, and governance ("ESG") issues, which may negatively affect our reputation and therefore our business and financial results;

Risks Relating to Corporate Governance Matters and Organizational Structure

●	The substantial share ownership position of the Chairman of our board of directors, Sergey Solonin, may limit your ability to influence corporate matters;
●	Our ADS holders have limited rights in relation to the appointment of our directors, including our independent directors;
●	We cannot guarantee that we will buyback any of our ordinary shares represented by ADSs pursuant to the buyback program approved by our shareholders or that our buyback program will enhance long-term shareholder value;
●	The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under US state laws;
●	Acquisitions of Russian entities are subject to pre-closing approval by multiple government authorities which exercise significant discretion as to whether a consent should be granted or not, and are regulated by numerous laws which are often ambiguous and open to varying interpretations;
●	The quota imposed on foreign ownership of Russian banks or IT companies may make a takeover of our company by a foreign purchaser impossible;
●	As a foreign private issuer whose ADSs are listed on Nasdaq, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements;
●	Our ADS holders may not have the same voting rights as the holders of our class A shares and class B shares and may not receive voting materials in time to be able to exercise their right to vote;
●	Our ADS holders' right to receive certain distributions may be limited in certain respects by the deposit agreement.

Risks Relating to the Russia and Other Markets in Which We Operate

●	Emerging markets such as Russia are subject to greater risks than more developed markets, including significant legal, economic and political risks;
●	Know-your-client requirements established by Russian anti-money laundering legislation may adversely impact our transaction volumes;
●	Political and governmental instability could adversely affect the value of investments in Russia;
●	The implementation of government policies in Russia targeted at specific individuals or companies could harm our business as well as investments in Russia more generally;
●	Deterioration of Russia's relations with other countries could negatively affect the Russian economy and those of the nearby regions;
●	Economic instability in Russia could have an adverse effect on our business;
●	The banking system in Russia is subject to rapid change and increasing regulatory supervision;
●	Social instability could lead to labor and social unrest, increased support for renewed centralized authority, nationalism or violence;
●	Russia is exposed to high levels of inflation;
●	The immaturity of legal systems, processes and practices in Russia may adversely affect our business, financial condition and results of operations;
●	Unlawful, selective or arbitrary government action may have an adverse effect on our business;
●	Shareholder liability under Russian corporate law could cause us to become liable for the obligations of our subsidiaries;
●	Our operations in Kazakhstan are growing, and many of the risks we face in Kazakhstan are similar to those we face in Russia.

Risks Relating to Taxation

●	Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations;
●	Significant change of substance requirements in certain jurisdictions may adversely impact our business;
●	Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia;

●	Our business in Russia may be deemed to receive unjustified tax benefits;
●	Our Russian subsidiaries are subject to tax audits by Russian tax authorities which may result in additional tax liabilities;
●	Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions;
●	Cyprus transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to intra group financing transactions and/or all related party transactions;
●	We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia;
●	We may be deemed to be a tax resident outside of Cyprus;
●	Our companies established outside of Russia may be exposed to taxation in Russia;
●	Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations;
●	The Russian thin capitalization rules allow for different interpretations, which may affect our business, results of operations and financial condition
●	ADS holders outside of Russia may be subject to Russian tax for income earned upon a sale, exchange or disposal of our ADSs;
●	Income in the form of material benefit from the acquisition of the ADSs below the fair market value may be subject to Russian personal income tax;
●	We may be classified as a passive foreign investment company (“PFIC”) for US federal income tax purposes, which could result in adverse US federal income tax consequences to US Holders of our ADSs.

Risks Relating to our ADSs

●	The class B shares underlying the ADSs are not listed and may be illiquid;
●	Our ADSs trade on more than one market and this may result in increased volatility and price variations between such markets;
●	Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline;
●	Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the US and most of our current directors and executive officers reside outside the US;
●	Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares;
●	ADS holders have no legal interest in the underlying class B shares;
●	ADS holders may be subject to limitations on transfer of their ADSs.

Risks Relating to Current Geopolitical Environment

The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition.

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a devastating effect on Russian relations with the West. In response to the Ukraine crisis, Ukraine, the European Union ("EU"), the United Kingdom ("UK") and the United States ("US") (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have imposed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and specific sectors of the Russian economy, as well as trade restrictions, including import and export bans, and list-based sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of US, UK and EU persons in Russia, as well as in certain specific territories affected by the conflict. ’While the scope of the sanctions against Russia has been expanding since 2014, when they were first introduced, 2022 saw the imposition of extremely severe measures that have hitherto been unprecedented. Introduction of further economic,trade or other sanctions remains highly likely as the conflict in Ukraine develops.

Several of Russia’s largest banks, including Sberbank, VTB, Otkritie Bank, and Alfa-Bank, which together account for a vast majority of Russia’s banking sector, as well as a number of smaller banks are now on the US Department of the Treasury’s Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons (SDNs), such that their property in the US is blocked and US persons are prohibited from dealing with them, and they are also subject to asset-freeze restrictions, among others, in the EU and sanctioned by the UK. Since March 2, 2022, a number of major Russian banks have been banned from the SWIFT system by the EU.

In 2014, the financial sector was identified as a sector of the Russian economy that might be subject to sanctions under a presidential decree by the US Secretary of the Treasury, in consultation with the Secretary of US. In this regard, OFAC may impose sanctions on any bank, including Qiwi Bank, solely because of its operations in the Russian Federation's financial sector.

On February 28, 2022, OFAC generally prohibited US persons from engaging in transactions with the Central Bank of Russia (the “CBR”), effectively immobilizing any assets of the CBR held in the US or by US persons, wherever located, and preventing the CBR from deploying its international reserves held in the US. This measure undermined the CBR’s ability to act as a lender of last resort and, according to rating agencies, impaired what had been Russia’s standout credit strength, namely its net external liquidity position. The EU also imposed a broad range of sanctions against the CBR, including a ban imposed on March 10, 2022, which prohibits EU persons from engaging in transactions related to the management of reserves and assets of the CBR, or any entity acting on behalf of the CBR. The UK also imposed sanctions on CBR on March 1, 2022, prohibiting UK individuals/entities from providing financial services for the purpose of foreign exchange reserve and asset management to CBR.

On February 24, 2022, the US Department of Commerce, Bureau of Industry and Security issued a final rule implementing significant new Russia export controls license requirements and licensing policies, meaning that a license is now generally required for the export, reexport or transfer (in country) of nearly all items subject to the Export Administration Regulations to Russia, including electronics, computers, telecommunications and information security. Certain similar export restrictions have been introduced by the EU and the UK as well.

In April 2022, President Biden signed into law an act which suspends normal trade relations between the US and the Russian Federation, and prohibited new investment in the Russian Federation by a US person, wherever located, and the exportation, reexportation, sale, or supply, directly or indirectly, from the US, or by a US person, wherever located, of any category of services as may be determined by the Secretary of the Treasury, in consultation with the Secretary of State, to any person located in the Russian Federation. To date, several categories of services have been restricted, including certain accounting, trust and corporate formation, management consulting and quantum computing services. The UK and EU have also imposed restrictions on the provision of certain services to person in Russia. The G7 countries have also imposed restrictions on the provision of services related to the maritime transport of Russian-origin crude oil and petroleum products of those products are sold above established price caps.

These and other numerous sanctions introduced in the wake of the full-blown military conflict in Ukraine, particularly the cut-off of CBR’s access to its international reserves, resulted in rapid deterioration of Russia’s financial ecosystem, liquidity issues at numerous players in the industry, widespread bank runs, and foreign currency shortages. By March 4, 2022, the official Central Bank-issued ruble exchange rate dropped to 111.76 per dollar, compared to 75.76 per dollar on February 21, 2022, i.e. immediately prior to the escalation, representing a 48% drop over the course of less than two weeks, although the ruble subsequently regained much of the positions it lost as a result of measures introduced by the Russian government and Central Bank.

To mitigate the high exchange rate and financial market volatility, and to preserve remaining foreign currency buffers, Russia’s authorities have introduced capital-control measures that prevent currency outflows. In addition, Russia has imposed, or is considering or may consider, other severe measures aimed at mitigating the effect of sanctions, including significant restrictions on foreign companies executing transactions and generally doing business in Russia, nationalization or asset seizures of foreign-held businesses under certain circumstances, criminalization of compliance with sanctions, increasing taxes or implementing new obligatory or voluntary fees and others. The sanctions imposed on Russia together with its retaliatory response have materially impaired the ability of Russian entities to execute cross-border transactions. Approximately 90% of our Revenue for 2021 and 2022 was generated in Russia, , and these operations have not been directly impacted so far by the cross-border restrictions of the EU, UK, and US sanctions. However, our Russian operating subsidiaries are held by QIWI plc, a company incorporated in Cyprus, and may be considered as foreign-held assets for the purposes of any asset seizures or nationalization legislation initiatives introduced by the Russian government. We are not aware of any legislation initiative or Russian government plans that would target seizure or nationalization of our assets in response to sanctions introduced by other governments or otherwise. However, as the Ukraine conflict and the current geopolitical crisis is rapidly evolving, and further sanctions may be imposed against Russia, it is difficult to accurately predict how it will unravel and what response or retaliatory measures the Russian government may introduce in the future, including a potential asset seizures or nationalization of assets held by foreign-held businesses, such as ours.

All three major ratings services have lowered Russia’s credit score deep into junk territory, with Russian banks’ corporate ratings following suit. The rating agencies expect a sustained disruption to the economy and financial sector.

In addition, in response to the Ukraine conflict, numerous companies from the US, EU, UK and other countries have withdrawn from Russia or suspended, wound down or substantially scaled back their Russian operations, or announced plans to do so, for reputational reasons even when it is not required by the applicable sanctions regime. Businesses from the US, EU, UK and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Russian banks, including Qiwi Bank, unable to issue Visa and Mastercard cards, and Russian consumers unable to execute purchases from most foreign merchants, which has had a limited negative effect on our payment volumes in 2022. See “- A vast majority of major Western businesses, including a number of companies whose products are important to our business, have withdrawn from, suspended, wound down or substantially scaled back activities in Russia”

Discussions are constantly ongoing with respect to introduction of further sanctions, including various further limits on trade in energy with Russia (in addition to those already introduced), which represent a major source of income for the country. If such measures are adopted, this could exacerbate negative implications on the Russian economy.

Certain sanctions, thus far only imposed by Ukraine, and Russian countersanctions instituted in response to such sanctions, directly target payment services providers such as ourselves (see “– We are subject to extensive government regulation”). There can be no assurance that additional sanctions affecting our company will not be imposed by Russia or other countries.

These sanctions have had and will continue to have the effect of damaging the Russian economy to the point of likely sending it into a major recession in 2023-2024. See “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”.

As part of our treasury operations, we hold certain publicly traded debt securities and cash funds at non-Russian banks or other financial institutions. As some of these banks and financial institutions tend to take a conservative interpretation of sanctions requirements or otherwise to impose restrictions on Russian businesses’ investments and funds driven by an overall reputational or other considerations, they may freeze publicly traded debt securities and cash funds due to procedural issues caused by enhanced compliance considerations. There is no assurance that non-Russian banks or other financial institutions will not take such actions in the future in relation to a material portion of our assets in connection with sanctions imposed on the Russian financial sector, including sanctions related to Russian state financial instruments, or otherwise. At the same time, part of our assets is restricted due to the sanctions imposed on certain banks. As of December 31, 2022, the monetary equivalent of RUB 2,015 million (representing in total 1.8% of our assets) was restricted due to these reasons.

Some of our agents, merchants or other clients, although mostly not incorporated in certain specific territories affected by the conflict, may have operations there. Since 2014, Crimea has been subject to comprehensive, “country-based” sanctions by the US, EU, UK and certain other countries, and in 2022 similar sanctions have been imposed on the Luhansk People’s Republic,the Donetsk People’s Republic, and, by the EU, Kherson, and Zaporizhzhia regions. If we are deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed on Russian businesses operating in these territories by the US, EU, UK or other countries, our business and results of operations may be materially adversely affected.

We operate primarily within the Russian financial system and, accordingly, in the ordinary course of our business, we may provide services to consumers, or otherwise interact with certain entities that are the targets of sanctions. For instance, although we process domestic payments in rubles, which exclude any US, EU, or UK nexuses, such payments, however, may involve financial institutions in Russia or persons sanctioned by the US, EU, UK and certain other countries.

We believe that our interaction with sanctioned Russian banks and potential interaction with designated persons, as well as other interactions we may potentially have with persons that may be subject to US, EU or UK economic and financial sanctions do not contravene any law. If, however, any sanctions or restrictions are introduced making it unlawful for us to maintain such interaction, we would be forced to immediately terminate our business relationship with these entities or persons, which could have a material adverse effect on our business and results of operations.

Our business and reputation could be adversely affected if we were to be designated under any sanctions program. Investors will be adversely affected if we are so designated, resulting in their investment in our securities potentially being prohibited or restricted. Furthermore, some US, UK or EU investors may decide for legal or reputational reasons to divest their holdings in us or not to purchase our securities in the first place, which may adversely affect the liquidity and price of our ADSs.

Furthermore, even prior to February 2022, there have been initiatives by US governmental entities and US institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries. Such plans were implemented in the course of 2022 given the prevailing anti-Russian sentiment in the international business community, including the investing community. It has been widely reported that Western investors are actively avoiding any investments with Russian connections and withdrawing from businesses related to Russia. These factors have already had and will continue to have a material adverse effect on the price of our ADSs. While we are not subjected to US, UK and EU economic sanctions, our participation in the Russian financial system may adversely impact our reputation among investors and/or our counterparties, who may not be willing to own our ADSs and/or doing business with us regardless of any underlying health of our business purely by the reason of our association with Russia. There is also a risk that other entities with which we engage in business, or individuals or entities associated with them, are, or at any time in the future may become, subject to sanctions.

As part of Russia’s response to Western sanctions, a law was adopted requiring Russia-domiciled companies to terminate foreign depositary programs, under which the depositary receipts of such companies are listed on foreign stock exchanges. This doesn’t apply to our company since it is registered in Cyprus. However, if the scope of such law is extended to companies that predominantly do business in Russia regardless of domicile, or if we are otherwise forced to terminate our depositary program or undertake a delisting, this would result in the cancellation of our ADRs, with the underlying shares represented by those ADRs being distributed to shareholders, and the delisting of our ADSs from Nasdaq. Our underlying shares are not listed and are illiquid. The mechanics and timing relating to how the ADRs will be converted into the underlying shares remains uncertain for investors who purchased their ADSs on the Moscow Stock Exchange. Recipients of such underlying shares may also be subject to restrictions on holding these (either as a matter of applicable law or their own policies). Any such event could render any investment in our ADSs entirely illiquid. While we are analyzing options to restore liquidity for our shareholders if the scope of this law were to be extended, including forced redomiciliation into Russia or any type of restructuring, such redomiciliation or restructuring could be complex and may have adverse tax consequences for our company and holders of our ADSs or underlying shares. In addition, many international holders of our ADSs may be unable to hold or, under current Russian law, trade in securities of a Russian entity. Any such legislative requirements or other measures targeting non-Russian shareholders or offshore holding companies of Russian businesses would materially adversely affect the rights of international holders of our ADSs.

Our former directors, Nadiya Cherkasova and Elena Titova, were designated under US and EU sanctions. Nadiya Cherkasova resigned from her Board positions at QIWI on March 21, 2022, prior to her designation, while Elena Titova resigned on the same day she was designated, April 20, 2022. To date, neither QIWI nor any of its subsidiaries have been, and, currently, no members of our Board of Directors or management are, sanctioned by either the US, EU or UK. No assurance can be given, however, that any such entity or individual will not be so designated in the future. There can similarly be no assurance that broader sanctions against Russia affecting our company will not be imposed, or that Russia will not adopt measures in response to sanctions that would have a negative effect on us. Any measures targeting non-Russian shareholders or offshore holding companies of Russian businesses would materially adversely affect our business and the rights of our international investors. The potential further repercussions surrounding the situation in Ukraine are unknown and no assurance can be given regarding the future of relations between Russia and other countries. Overall, the military conflict in Ukraine is continuing to unravel, and we cannot predict how it will unfold or the impact it will have on our business or results of operations. Additionally, relations between the US, EU, UK and many other countries and Russia have become strained over a variety of other issues, which could result in further sanctions against Russia or specific individuals, entities or economy sectors. See “– Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions”. Any or all of the above factors could have a material adverse effect on our business, financial condition, results of operations and prospects.

Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although we requested a hearing to appeal the delisting determination, there can be no assurance that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations.

On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including our ADSs), which suspension was later extended until the limited resumption of stock trading on the Moscow Exchange on March 24, 2022, and further resumption of stock trading on the Moscow Exchange on March 28, 2022. Trading by non-Russian investors on the Moscow Exchange remained significantly restricted since then.

Also, on February 28, 2022, Nasdaq halted trading in our ADSs along with securities of certain other Russian companies. On March 15, 2023, we received a notice from the Listing Qualifications Staff of Nasdaq ("Staff") indicating that the Staff has determined to delist our ADSs, each representing one Class B ordinary share of the Company, from the Nasdaq Global Select Market. In the notice the Staff referred to Nasdaq Listing Rule 5101 that empowers Nasdaq to determine delisting of Company’s securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

We believe we are in compliance with all applicable disclosure requirements, adhere to high standards of corporate governance and meet all qualitative and quantitative listing criteria of Nasdaq. On March 21, 2023, we requested an oral hearing to appeal the Staff's determination to delist our ADSs. On March 21, 2023, Nasdaq Listing Qualifications Hearings department provided a formal notice that the Hearings Panel ("Panel") will consider our appeal at an oral hearing on April 27, 2023. Pursuant to the notice all submissions for the hearing must be filed with the Panel by April 7, 2023. We will need to state with specificity the grounds upon which the Company is seeking review of Staff’s determination letter. The delisting action has been stayed, pending a final written decision by the Panel.

We aim to protect our shareholders’ rights and interests, but there can be no guarantee that Nasdaq will not proceed with the delisting action and no assurance when or if the trading halt will be lifted and the trading in our ADSs will be resumed. For as long as trading halt is in place, our ADSs remain effectively illiquid. If the trading halt ultimately results into the delisting, there will no longer be a liquid market for our ADSs on Nasdaq and only over the counter (OTC) transactions will be available with our ADSs.

There can also be no assurance that trading of ADSs of Russian companies, including us, will not be otherwise affected by sanctions restrictions even if the halt is lifted, and that brokers, dealers and other financial intermediaries from the US, UK, EU or any other country will be allowed to execute transactions with our ADSs due to potential legal restrictions or limitations set out in their internal policies, which will materially adversely affect the value and trading of the ADSs.

Trading in our ADSs on the Moscow Exchange is not affected by the Nasdaq delisting determination. Trading in our ADSs on the Moscow Exchange was suspended on February 28, 2022 and resumed on March 29, 2022. Under recently adopted legislation, however, there are certain restrictions for non-Russian investors to purchase and sell shares on the Moscow Exchange. Moreover, because the international settlement systems have currently suspended interactions with their Russian counterparts, and because the Russian National Settlement Depositary (“NSD”) is subject to an EU asset freeze since June 2022, it is currently not possible for trades to settle between investors that acquired our ADSs on Nasdaq and investors on the Moscow Exchange. As a result, the volume of our ADSs available for trading on the Moscow Exchange is limited. The trading value of our ADSs on the Moscow Exchange may therefore be different from the value at which they would trade if all of our ADSs were available for trading. Furthermore, as a consequence of the EU asset freeze against the NSD, the NSD has been prevented from making distributions of dividends to holders of our ADSs traded on the Moscow Exchange. In addition, as a result of such designation, such holders of our ADSs were not able to execute their voting rights and convert their ADSs into our Ordinary Class B shares. As a result, in 2022, in light of our limited ability to distribute dividends or effect a buyback program with an equal treatment of all holders of our ADSs, our Board of Directors took a decision to continue reviewing any potential distribution of dividends or commencement of a buyback program until changes of the sanction regime in respect of the Russian National Settlement Depositary or other developments that may enable the company to address described issues. We can provide no assurance as to when or whether non-Russian investors will be permitted to effect trades on the Moscow exchange or when or whether the settlement systems will permit trading in all of our ADSs.

We are analyzing various options to restore liquidity for our shareholders, including alternative listing of securities, redomiciliation, restructuring, and others. However there is no assurance we will be able to find a solution or that any such solution will not have any adverse tax consequences or liquidity issues for all holders of our ADSs or underlying shares.

As of December 31, 2022, we had RUB 3,922 million in total debt, which was lower than cash and cash equivalents of RUB 47,462 million. Our debt facilities do not provide for any default or redemption right provisions associated with the trading halt and the Nasdaq trading halt does not affect company’s financial or operating performance.

A vast majority of major Western businesses, including a number of companies whose products are important to our business, have withdrawn from, suspended, wound down or substantially scaled back activities in Russia.

A vast majority of major Western businesses have withdrawn from, suspended, wound down or substantially scaled back activities in Russia or stopped dealings with Russian counterparts due to what ostensibly is a combination of compliance, political, reputational, and other reasons. Such businesses include, among others, software providers such as Oracle and hardware providers such as ForcePoint, and Cisco, the use of the products and services of which is material to our operations. Accordingly, we may face the risk of interruptions to our normal operations due to the need to replace such products and services and integrate alternative solutions on an emergency basis, and our business, financial condition and results of operations could be materially adversely affected as a result.

We offer downloadable QIWI Wallet applications for the most popular mobile and digital platforms and devices and support major mobile operating systems, including Android, iOS and other. In case our applications are not available on Google Play or Apple Store, it may negatively impact our overall strategy and ability to serve the increase of our consumer base.

Due to the rapidly evolving and complex sanctions regulations we may fail to follow specific government prescriptions in jurisdictions where we have operations and such failure could result in a material adverse effect on our business, financial condition and results of operations.

In 2022 we saw the imposition of extremely severe and unprecedented measures. As the Ukraine conflict and the current geopolitical crisis is rapidly evolving, and further sanctions may be imposed against Russia, it is difficult to accurately predict how it will unravel and what response or retaliatory measures the Russian government may introduce in the future.

We closely monitor sanctions regulations and believe that our operations do not contravene any current sanctions regulation but there is no guarantee that we will be able to meet all the sanctions regulations in the future due to the rapidly changing requirements, increased complexity and frequency of new sanctions imposed. This may lead to a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our Business and Industry

The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources.

The financial services industry in which we operate with our payment services and other financial services that we provide, is highly competitive, and our ability to compete effectively is therefore of paramount importance. In all countries where we operate, we face competition from a variety of financial and non-financial business groups. These competitors include retail banks, non-traditional payment service providers (such as retailers and mobile network operators, or MNOs), electronic payment system operators, as well as other companies which provide various forms of banking and payment solutions or services, including electronic payments, payment processing services, lending and other services. Competitors in our industry seek to differentiate themselves by features and functionalities such as speed, convenience, network size, accessibility, safety, reliability and price, among others. A significant number of our competitors have greater financial, technological and marketing resources than we have, operate robust networks and are highly regarded by consumers.

Our key competitors in Russia are retail banks, particularly those with a focus on well-developed electronic payment solutions, including Sberbank, Russia’s largest bank that is majority-owned by the Russian state, which benefits from a large retail network, Alfa-Bank, one of the leading privately-owned Russian retail banks, and Tinkoff Bank, which positions itself as a specialized bank focused on innovative online retail financial services. In response to the Ukraine conflict several of Russia’s largest banks, including Sberbank, Alfa-Bank, VTB, and others which together account for a vast majority of Russia’s banking sector, as well as a number of lesser banks are now on the US Department of the Treasury’s Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons (SDNs), such that their property in the US is blocked and US persons are prohibited from dealing with them, and are also subject to various EU and UK sanctions. On March 2, 2022, a number of major Russian banks were banned from the SWIFT system by the EU. In addition, numerous companies from the US, EU, UK and other countries have suspended, wound down or substantially scaled back their Russian operations, or announced plans to do so, for reputational reasons. It has been observed that businesses from the United States, the European Union, the United Kingdom and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, and Russian consumers unable to execute purchases from most foreign merchants, which is expected to have a negative, albeit limited, effect on our payment volumes due the shutdown of such cross-border transactions. See “– A vast majority of major Western businesses, including a number of companies whose products are important to our business, have withdrawn from, suspended, wound down or substantially scaled back activities in Russia.” The abovementioned factors had a significant impact on the competitive landscape in favor of smaller payment and financial service providers such as ourselves resulting into increased payment services volumes and improved payment services net revenue yield (see Item 5.A “Operating Measures”). Overall, the military conflict in Ukraine is continuing to unravel, and we cannot predict how it will unfold or the impact it will have on our business or results of operations in the future.

Sberbank has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. Sberbank is the market leader of the Russian payments market, has access to significant financial resources, and possesses an extensive nationwide network of branches. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through YooMoney, one of the major electronic payment service providers in Russia formerly operated through a joint venture with Yandex, a leading Russian diversified technology company, which Sberbank bought out entirely in 2020. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Additionally, Sberbank is pursuing a strategy to transform itself into a multi-purpose digital ecosystem offering, in addition to its core banking and payments products, it offers a variety of diverse online services including e-commerce, entertainment, telemedicine, and others. The increasing domination of a major bank such as Sberbank in various online services, particularly e-commerce, may make customer acquisition and retention more complex and costly for smaller independent payment services providers such as ourselves. Although Sberbank's ability to retain and attract customers was affected by the sanctions regime, for instance its application is not available on Google Play or Apple Store, we understand that Sberbank is currently is looking for alternative methods to provide its services to its clients.

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

The competition in the digital money transfer services space is also further intensifying as key market players including retail banks develop and digitalize their products. In 2019, the CBR in cooperation with other banks established an instant payment system (“IPS”), in which all major Russian retail banks participate, and which enables instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. It may prove difficult for our digital money remittance solutions to compete with such system on the basis of convenience, price, or otherwise, particularly since it often features zero or relatively low commissions. There can be no assurance that the commissions within the IPS will not further decrease, whether as a result of a regulatory action or a market trend.

Another CBR initiative that may adversely affect our business is the proposed introduction of the “digital ruble”, an official digital form ofcurrency stored and exchanged via a CBR-operated platform that will exist alongside the traditional monetary system in Russia. According to public sources, the introduction of the digital ruble has the potential to cause an outflow from the Russian banks of up to 9 trillion rubles (approximately USD 128 billion) in liquidity by 2024. The electronic payments businesses may be similarly adversely affected. The introduction of the digital ruble may have a significant impact on the competitive landscape in the payments industry. During 2022, the CBR together with a number of selected banks ran various tests on transactions with the use of digital ruble, including opening and replenishing digital wallets, transfers between people, including the use of mobile banking applications, and payment for goods and services. The CBR intends to start testing C2B transactions using actual digital rubles on a small set of pilot banks' clients in 2Q 2023. There are risks associated with the loss of income from remittances, as well as additional costs for the implementation and maintenance of security systems for servicing the digital ruble, even though the tariff conditions for use of the digital ruble have not yet been determined for market participants. The CBR also intends to begin work on a cross-border settlement model using the digital ruble in 1Q 2023.The introduction of the digital ruble may have a significant impact on the competitive landscape in the payments industry.

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

We also face competition from other non-traditional payment service providers that have substantial financial resources, such as major tech businesses branching out into fintech, including Yandex, which released a debit card with cashback for its services and a deposit available through the FinUslugi aggregator platform in 2022, Russian leading marketplace Ozon, which also developed a captive bank and introduced a debit card with discounts for the purchase of their goods, another Russian leading marketplace Wildberries which also developed a captive bank, Alibaba with its financial services subsidiary Ant Financial, VK (formerly Mail.ru Group), and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have developed various payment solutions. Yandex in particular is the market leader in the Russian ride-hailing business which we actively service, and accordingly we could face intense competition from them in this sector. We also note that due to the rapidly changing operating environment, customer behavior and developments with westerns sanctions against Russia as well as countersanctions, many companies are constantly reviewing their plans and strategies in many cases without further notice to other market participants.

Globally, there is a steady influx of new fintech businesses looking to challenge and disrupt the payments and financial services industry. These include so-called “challenger banks” such as Starling, Monzo, N26, Revolut, Atom and Tandem, who develop various digital banking and financial services and compete with various aspects of our services offering (to the best of our knowledge, none of the aforementioned companies has entered the Russian market as of the date hereof and the possibility of their entering the Russian market is uncertain due to the geopolitical situation)). Since the development in the fintech space is rapid, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs”.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily YooMoney and WebMoney and previously PayPal which suspended its operations in Russia since February 2022) and kiosk, terminal and e-wallet operators, including Comepay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services, such as factoring, digital bank guarantees services, online loans to public procurement tender participants and factoring services for marketplaces suppliers, which we offer through our ROWI project (formerly known as Factoring PLUS, rebranded in 2021). In connection with each of these projects, we face intense competition from a multitude of commercial and retail banks. Such banking institutions often have more established businesses in the various services similar to those offered by us. While we seek to differentiate our products from the competition on the basis of enhanced user experience, price and add-on features, there cannot be any assurance that we will be successful in doing so due to the number of competitors and their level of sophistication.

The CBR has announced plans to commence creation of a regulatory framework for so-called non-banking financial services providers that, among other things, will be able to process and transfer payments and open e-wallets, and participate directly in payment systems without the need to engage an acquiring bank. This initiative is aimed at lowering the barriers to entry into the payment services market in Russia, and accordingly requirements towards such providers are expected to be lower than those towards banking institutions, such as ourselves, which could have the effect of intensifying competition in our markets and affecting a number of our revenue streams, including payment processing and acquiring services. Certain merchants that we service may opt to become non-banking financial services providers, which would obliviate their need for our services.

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

All banks and non-banking credit organizations operating in Russia are subject to extensive regulation and supervision. Requirements imposed by regulators, including capital adequacy, liquidity reserves, prudential ratios, loss provisions and other regulatory requirements are designed to ensure the integrity of the financial markets and to protect consumers and other third parties with whom a bank deals. These regulations may limit our activities, and may increase our costs of doing business, or require us to seek additional capital in order to comply with applicable capital adequacy or liquidity requirements. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change and new laws or regulations could be adopted. Russian banks also have extensive reporting obligations, including, without limitation, disclosure of financial statements, various operational indicators, and affiliates and persons who exercise (direct or indirect) influence over the decisions taken by the management bodies of the bank. The CBR may at any time conduct full or selective audits of any bank’s activities and filings and may inspect all of its books and records.

Qiwi Bank has been the subject of CBR investigations in the past that have uncovered certain violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements and other issues which we believe we have generally rectified. In the second half of 2020, the CBR, acting in its supervisory capacity, performed another routine scheduled audit of Qiwi Bank for the period of July 2018 to September 2020 and, in the course of this audit, identified certain violations and deficiencies relating primarily to reporting and record-keeping requirements. The monetary fine imposed on Qiwi Bank as a result of these findings was RUB 11 million, or approximately USD 150,000 at the time. In addition, the CBR introduced certain restrictions with respect to Qiwi Bank’s operations, including the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts, effective for six months from December 7, 2020. We believe that the restrictions imposed on us were primarily driven by an evaluation of the overall approach of the CBR to the interpretation of the applicable e-payments regulation and general trends towards increased scrutiny in the areas of cyberspace and cross-border payments rather than specific deficiencies identified. Later in January 2021, as reported in the media, similar restrictions were imposed on our key competitor YooMoney, one of the major electronic payment service providers in Russia currently wholly-owned by Sberbank. As a result of close cooperation with the CBR, all restrictions with respect to QIWI expired in May, 2021. The restrictions introduced by the CBR have had a substantial negative effect on our business, financial condition and results of operations, primarily through decreasing the volumes in our e-commerce and money remittance operations, and as a result, our revenues and profits. We believe that our abrupt termination of services of a large number of merchants has likely also had reputational risks for us that are difficult to quantify or assess. The recovery of the payment volume and revenue lost in the wake of the CBR restrictions has been affected by changes in consumer behavior and legal framework, and we anticipate that these revenue streams may never be fully restored, in particular since we are limited in our ability to onboard payment aggregators (and thus enable access to our platform to multiple merchants at the same time) as we need to ensure in each case that the use of such intermediaries does not affect our compliance with the requirement to only onboard "whitelisted" betting merchants that was introduced in 2021 (see “– Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up”).

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

Additionally, some of our new projects require significant funding and therefore put certain pressure on the ability of Qiwi Bank to comply with applicable capital requirements and other prudential ratios, while through other operations we are engaged in managing substantial amounts of consumer’s funds. All these factors increase our potential exposure to regulatory risks. Moreover, additional scrutiny may be expected in connection with our involvement in our past projects: Tochka, SOVEST and Rocketbank, as they had extended the scope of traditional commercial and retail bank services that Qiwi Bank was previously providing. With respect to Tochka project, SOVEST and Rocketbank, given that the businesses were divested or discontinued, we may not have all necessary archive materials that the regulator may require and may not be able to retrieve such documents upon request. Any failure to meet any demands of the regulator in this respect could result in additional sanctions on us by the CBR.

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

We provided payment processing and continue to provide acquiring services to a number of merchants in the betting industry. We also provided winning repayment services to such merchants, including processing of winnings to banking cards. The repayment of winnings by such merchants to the customers’ QIWI Wallets is an important and economically beneficial reload channel, contributing to the attractiveness and sustainability of our ecosystem. For reasons discussed below, this revenue stream has been, and may continue to further be, materially adversely affected by legislative developments.

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

In December 2020, a new law was adopted, abolishing the mandatory participation of bookmakers in self-regulated organizations, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Center (“ETSUP”) to replace all of the existing TSUPIS. Although we have publicly made a proposal to serve as the Unified Interactive Bets Accounting Center pursuant to the new regulatory regime, our bid turned out unsuccessful, and the role of the ETSUP was assigned to another market participant. As a result, we have lost the ability to generate volume and income directly related to our TSUPIS business in Russia starting from 4Q 2021, although we have still been able to retain part of the betting revenues generated from QIWI Wallet services, including commissions for betting accounts top-ups and winning payouts (“remaining betting related stream”). For the year ended December 31, 2021 our TSUPIS business and related acquiring services terminated due to legislation changes described above accounted for 19% (or RUB 3,246 million) of the Payment Net Revenue in our Payment Services segment. The combined betting stream for the year ended December 31, 2021 represented 21% (or RUB 364.2 billion) of PS Payment Volume and 34% (or RUB 6,016 million) of the Payment Net Revenue in our Payment Services segment. The remaining betting related stream in Russia for the year ended December 31, 2022 represented 3% (or RUB 55.2 billion) of PS Payment Volume. Payment volume and revenue decline due to these changes already has and will continue to negatively affect the results of our operations which included processing of payments for making the bets and betting winning payouts through various types of payment methods, including QIWI Wallet. Any adverse action by the ETSUP as a major participant in the industry may negatively affect the payment volume, revenue and margins of our Payment Services business, as well as overall usage of QIWI Wallet.

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

One of the key measures we use to assess the performance of our payment services business is payment average net revenue yield, which we calculate by dividing payment net revenue by the total payment volume of the transactions we process. Our payment average net revenue yield may be affected by a number of factors, including changes in regulation, increased competition, pressure from merchants and/or agents and acquisitions. In the past we have experienced declines in our payment average net revenue yield for certain merchant categories, in particular for our Telecom merchants where the merchant fees were sharply reduced by the Big Three MNOs, who have been seeking to reduce costs, and may continue to do so in the future. In 2015, our average net revenue yield declined following the acquisition of the CONTACT money transfer system (“CONTACT”) and the Rapida payment processing system (“Rapida”) businesses, both of which operate with a significantly lower average net revenue yield than QIWI (excluding CONTACT and Rapida). Furthermore, our payment average net revenue yield may decline if we introduce new products that are important for expanding our ecosystem and growing our business, but are generally lower-yielding and thus dilute our net revenue yield. Our payment average net revenue yield has been adversely affected, and may continue to be adversely affected, by the introduction of the IPS established by the CBR (see “– The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources”), resulting in a shift of part of our digital money remittance volumes within our ecosystem from our card-to-card money transfer service to the IPS, leading to a decline in average commission in the money remittance operations and a compression of our payment average net revenue yield. In order to maintain our competitiveness, we must continue to ensure that our payment processing system provides a more convenient and attractive option for merchants, customers and partners than alternative systems that may not require payment of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as most peer-to-peer transfers within QIWI Wallet and certain payments in e-commerce. Despite our efforts, consumers may still choose to use other payment service providers, even if those providers do not offer the convenience that we do, because they charge lower fees. In addition, because merchants, partners and agents are able to switch between different payment service providers, we may face additional pressure to reduce the fees we charge due to increased competition from other payment service providers. In addition to market competition, our commissions may also come under pressure if any future laws and regulations are adopted that impose limits on various types of fees that we charge. Proposals to such effect are often mentioned by various government agencies.

Our payment average net revenue yield is also impacted by the cost to us of consumers reloading their QIWI Wallet accounts. We make available to our consumers a large variety of methods to reload the QIWI Wallet accounts, including, among others, bank cards and accounts, mobile phone balances, kiosks and terminals and ATMs. Customers can also receive different payouts or money transfers to their wallets. The top up methods have different cost implications for us and such cost implications can change for different channels overtime. For example, on payments made through the kiosks and terminals owned by our agents, we historically have paid lower fees for reloading the QIWI Wallet than on most payments made from bank cards, as well as certain other channels. However, recently kiosks became a relatively more expensive top up channel for us. Additionally, since we provide payment services to merchants and consumers in the sports betting industry, betting accounts top-ups and betting gains received by our consumers into their QIWI Wallet accounts also represent an important and cost-efficient source of QIWI Wallets reloads, which could decline if our presence as a payment provider in the sports betting market diminishes for any reason (see “– Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up”). Similarly, our products for the self-employed individuals such as payout programs for taxi drivers, couriers, and similarly situated self-employed individuals, also account for a substantial amount of QIWI Wallets reloads that are cost-efficient to us, and any decline in this category could increase the average QIWI Wallet top-up cost. Should the relative weight of these reload channels in our total mix decline, this could put a negative pressure on our yields. We currently do not attempt to direct consumer preferences towards any particular reload methods. If reload methods that come at a higher cost to us were to constitute a larger proportion of our overall reload channels mix, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

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

Our payment services segment net revenue yield is also affected by changes in our payment average net revenue yield and by our ability to generate revenue from payment-related value-added services, as well as passive revenue such as interest income on the wallet balances we hold and revenue from fees for inactive accounts and unclaimed payments. If we are not able to generate such additional revenues for any reasons including regulatory restrictions (see “– We are subject to extensive government regulation”), intensified competition or other reasons outside of our control, our financial condition and results of operation could be materially negatively affected.

If payment average net revenue yield or payment services segment net revenue declines as a result of any of these or other factors, we will have to offset the financial impact of such decline by increasing our payment volume, through the development and enhancement of existing and new services and products. We cannot assure you that we will be able to increase our payment volumes or that any new services we introduce or new products we develop will be profitable. If we are unable to offset the decline in our payment average net revenue yield resulting from this and other factors, our business, financial condition and results of operations could be materially adversely affected.

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

The financial services industry depends heavily on the overall level of consumer spending, which affects each of our operating segments. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Economic factors such as employment levels, migration level, business conditions, energy and fuel costs, interest rates, inflation rate and the strength of the ruble against foreign currencies (in particular the US dollar) could reduce consumer spending or change consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants or partners make fewer sales of their products and services using our services or consumers spend less money per transaction, the volume of payments our Payment services segment processes will decline, resulting in lower revenue. A further weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, these factors could force some of our merchants and/or agents to liquidate their operations or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in reduced convenience of our service. We generate part of our revenues from advertising, which is cyclical and seasonal in nature, and any reduction in spending by or loss of advertisers would adversely affect our business, financial condition, and results of operations. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes affecting the economy and our business.

Russia’s economy has been facing significant challenges since 2014 due to the combined effect of the crisis in Eastern Ukraine, the deterioration of Russia’s relationships with many Western countries, the economic and financial sanctions imposed in connection with these events on certain Russian companies and individuals, as well as against entire sectors of Russian economy, by the US, EU, Canada and other countries, a steep decline in oil prices, a record weakening of the Russian ruble against the US dollar, a lack of access to financing for Russian issuers, capital flight and a general climate of political and economic uncertainty, among other factors. In both 2015 and 2016, the Russian economy contracted, although it returned to modest growth in 2017 – 2019. During 2014-2016, the population’s purchasing power decreased due to the weakening of the Russian ruble, basic necessities such as food products and utilities became more expensive, and consumer confidence declined significantly, according to the Russian Consumer Confidence Overall Index reported by Rosstat. The COVID-19 pandemic and related lockdown measures have also had an adverse effect on the Russian economy. The escalation of the Ukraine conflict and the resulting geopolitical crisis and international actions in response to it have had a further adverse effect on the Russian economy in 2022, resulting in, among other things, significant currency rate volatility, the imposition of currency controls, increased levels of migration from Russia, materially increased interest rates and inflation, and are reportedly likely to continue the have significant negative implications on the Russian economy (see “– Economic instability in Russia could have an adverse effect on our business” and “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”).

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

Our business is built on customers’ and merchants’ confidence in our brands, as well as our ability to provide fast, reliable payment services, including electronic payment and payment processing services, and other financial services. The strength of our brands and reputation are of paramount importance to us. A number of factors could adversely affect customer confidence in our brands, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

·illegal or improper use of our systems and compliance related concerns;

·regulatory action or investigations against us (see “– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”);

·any significant interruption to our systems and operations; and

·any breach of our security system or any compromises of consumer data.

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

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. Our business developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments, and our core competitive edge at the time was our ability to offer consumers that primarily used cash as means of payment access to online payments through our kiosks and terminals simultaneously offering merchants access to a large pool of customers that use cash. While we have since largely outgrown that model, our kiosks and terminals network remains a significant part of our infrastructure as a reload and client acquisition channel for QIWI Wallet. We believe therefore that the usage of QIWI Wallet and hence our volumes, revenues and the profitability of our payment services segment continues to depend to some extent on the use of cash as a means of payment and the reach of our kiosks and terminals network. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks and terminals network, and the number of our agents, are decreasing as the market evolves towards a higher share of digital payments. In 2020-2022, our physical distribution network and the number of our agents also were, and to a certain extent may continue to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population and digitalization of the payments. Unless we can successfully differentiate ourselves from competition in the payments and financial services market through other features and functionalities beyond providing a pathway to online payments for consumers who continue to rely on cash through our kiosks and terminals network, and the access to this consumer segment for merchants and partners, the shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents (see “– If customer or merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected”), and development of alternative payment channels. The overall number of and the use of kiosks underwent a substantial decline in 2015 as a result, among other things, of enhanced scrutiny by the CBR over the compliance by the agents with legislation that requires them to remit their proceeds to special accounts (see “– Regulation – Regulation of Payment Services”), and has been continuously declining since. Such decline has adversely affected the availability and convenience of our services to consumers, including the convenience of use of QIWI Wallet, for which historically kiosks and terminals have been the most popular reload channel. There can be no assurance that this negative impact will not continue going forward as increased regulatory pressures put more agents out of business and deter new ones from entering it. Other statutory requirements that could have a similar effect on our business if fully enforced against our agents are the provisions of the Federal Law of the Russian Federation No. 54-FZ “On the use of cash registers in cash payments and (or) settlements with the use of payment cards” which mandate that all kiosks (subject to certain exceptions) should be equipped with new or modernized cash registers. There can be no assurance that our agents are and will continue to be fully in compliance with these requirements, which could cause a further reduction of our kiosk network. Moreover, failure to comply with enhanced control measures by us or our agents could result in the CBR imposing fines or restrictions on our activities (see “– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”). In addition, while existing regulations do not expressly require that payment aggregators, such as us, use cash registers, there is clarificatory regulatory guidance what prescribes the use of cash registers in certain cases. In case of further development of existing regulations with an explicit requirement to the use of cash registers for payment aggregators, any failure to so comply may result in fines and suspension of operations. All of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Changes in our industry are rapid, and new products and services that we develop or the use cases in connection with which our products and services may be used may become subject to government regulation undoing the benefits we expect to derive from such new products, services or use cases. In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. Court interpretations and applicability of legislation and regulations in certain jurisdictions in relation to our business can be ambiguous or contradictory, and it is possible that authorities in such jurisdictions may determine that we are required to possess additional licenses, permits or registrations to provide our services. Such licensing or compliance processes may be time consuming and expensive and we may not be successful in acquiring any newly required licenses. If we fail to obtain and maintain required licenses, permits or registrations or comply with certain mandatory procedures in any jurisdiction where we operate, we may face fines, penalties, sanctions, experience a loss of revenues or have to discontinue providing certain services or doing business altogether. With respect to countries that do have an established regulatory framework for the types of services that we provide, no assurance can be given that the relevant legislation will not be amended to the detriment of our business, including due to the lobbying efforts undertaken by or on behalf of our competitors. For instance, any restrictions including complete prohibition, ban of specific reload methods or various quantitative caps on the use or reloads of anonymous e-wallets could have a significant negative impact on our business. In addition, we may be subject to existing or new advertising legislation that could restrict the types of advertisements we serve, which could result in a loss of advertising revenue. Furthermore, rapid development of cryptocurrencies and increasing governmental support for the development of the relevant regulatory framework in Russia and other countries where we provide services may also affect regulatory environment in which we operate, which may have a significant impact on the competitive landscape in the payments industry (see “– The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources”).

Generally, Russian lawmakers and enforcement agencies have been demonstrating increased scrutiny in matters relating to cyberspace and e-payments, in particular cross-border payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities. In the latest of such trends, the CBR appears to be instituting closer controls over cross-border payments and peer-to-peer transfers (see “– Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business” and“– Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”).

Regulation of E-Wallets

In early 2018 it was reported that the CBR, Rosfinmonitoring and the Ministry of Finance are actively discussing new proposed legislation that would ban the use of anonymous e-wallets completely. In 2019, amendments to the National Payment System Law were introduced that prohibit the reloading of anonymous e-wallets other than from a bank account. This development could have the effect of making our onboarding process more complicated and therefore our service less attractive, which would in turn slow down the influx of new users or increase the cost of their engagement. Our revenues may also be adversely affected by further regulation of fees charged on inactive accounts for their continued maintenance and unclaimed payments, which represent a significant revenue stream for us. We have voluntarily signed up to the Memorandum adopted by the E-Money Market Participants Association (a non-state association of fintech players in Russia that we are a founding member of) which imposes certain guidelines with respect to the treatment of such inactive account fees and have had to adjust our policies with respect to such fees upon our accession to the Memorandum. The guidelines imposed by the Memorandum are also reflected in the CBR’s Guidelines for Improving the Quality of Money Transfer Services by Electronic Money Operations that we are also subject to. The negative financial impact from such adjustment has been limited so far; however, any further regulation in this regard, whether legislation introduced by state authorities or rules voluntarily self-imposed by the industry, imposing more stringent restrictions than those currently in existence, could have a further adverse effect on such revenue stream.

Another regulatory measure that has already resulted in a decline in the use of e-wallets and affected our business is the requirement to report newly opened e-wallets to the tax authorities in the same manner the banks report new bank accounts, which came into effect starting from January 6, 2021, and the requirement to report movements of funds and wallet balances at tax authorities’ request, which came into effect in April 2021. Starting from December 2022, we are also required to report such information to the Russian bailiff system. These measures have obliviated and may continue to further obliviate some of the perceived advantages of e-wallets over bank accounts. Our e-wallet base could be further adversely affected by any additional increase of the regulatory burdens associated with reporting, onboarding or other functions, all of which can have the effect of making our products less differentiated and attractive to consumers. In another example of such regulation, since October 2021 Russian residents are required to report transactions totaling above RUB 600,000 (approximately US $ 8,530) made with the use of e-wallets provided by foreign operators. This initiative may result in a decrease of the volume of money remittances from QIWI Wallet.

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

Foreign Sanctions

Certain sanctions relating to the ongoing hostility between Russia and Ukraine, and Russian countersanctions instituted in response, directly target payment services providers such as ourselves. In November 2016, the National Bank of Ukraine banned several Russian payment services providers from the Ukrainian market. In response, in April 2017, a law was enacted in Russia prohibiting certain types of money remittance from Russia to countries that have introduced sanctions against Russian payment systems (which, to our knowledge, so far only include Ukraine). Moreover, in May 2018, Qiwi Bank, one of our key subsidiaries, was added to the list of sanctioned entities by the Ukrainian government, and in June 2021, nine other companies of our Group were added as well. While we have not experienced any substantial operational difficulties in connection with this so far since we have no assets or business in Ukraine, there can be no assurance as to what effect the imposition of sanctions on us by Ukraine might have in the future, or what further adverse actions the government of Ukraine might take against us. Any determination by a relevant regulator that we have not complied with the spirit or text of any such sanctions or regulations, or even any statements to that effect, may have a material adverse effect on our business, financial condition and results of operations, as well as the price of our ADSs. While Ukraine remains the only country so far to introduce sanctions of this type, there can be no assurance that additional sanctions affecting the payments business will not be imposed by regulators in other countries in which we operate. These sanctions might also cause reputational damage and, as a result, adversely affect any potential international expansion plans we might have. See also “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”.

New Regulations Outside of Russia

The regulatory framework around electronic payments and other financial services that we offer is constantly in a state of development in most of the countries in which we operate, including the United Arab Emirates, Kazakhstan, Belarus and the UK. New laws that are being adopted in these countries may increase our compliance costs and create new regulatory risks. For example, on January 1, 2017, the Regulatory Framework for Stored Values and Electronic Payment Systems came into force in the United Arab Emirates. It introduced a mandatory licensing and related compliance regime for certain electronic payment service providers and established a one-year transitional period for existing digital payment services providers to take appropriate measures to comply with the new rules. In case of failure to do so payment services providers may be mandated to cease provision of such services. Moreover, any individual or entity providing (or representing themselves as capable of providing) digital payment services without the appropriate license or authorization will be subject to administrative penalties. Even though such legislation has been in effect for several years now, there still remains a lack of clarity as to the interpretation of many of its provisions, and we are still assessing the applicability and potential impact of this legislation on our business. If our position on our status under the Regulatory Framework is different from that of the UAE regulator or if we are unable to comply with the mandatory licensing if it is deemed applicable to us, it could have a material adverse effect on our business, financial condition and results of operations.

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

Regulatory scrutiny of privacy, data protection, cybersecurity practices, and the processing of personal data is increasing around the world. There is uncertainty associated with the legal and regulatory environment relating to privacy and data protection laws, which continue to develop in ways we cannot predict, including with respect to evolving technologies such as cloud computing, artificial intelligence, and blockchain technology. Any failure or perceived failure to comply with existing or new laws of any government authority (including changes to or expansion of the interpretation of those laws), including those discussed in this risk factor, may subject us to significant fines, penalties, civil lawsuits, and enforcement actions in one or more jurisdictions, result in additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations, and force us to change our business practices, make product or operational changes, or delay planned product launches or improvements. See also “– Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation".

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

Ride-hailing services regulation is constantly developing in Russia. In 2022, a new law was introduced that we believe will significantly change the regulatory framework of the ride-hailing market in Russia starting from September 1, 2023. Among other things, the new law envisages drivers entering intoan employment agreement with the ride-hailing platforms as well as remaining self-employed individuals and continue working as a taxi drivers using these ride-hailing platforms. Such a clarification is favorable for our "Taxiaggregator" product which depends on a payment volume going through the self-employed individuals. In addition, the law clarifies terms of cooperation among fleet management companies or taxi companies and taxi drivers and imposes additional regulatory requirements on all participants of the ride-hailing market, introduces additional payment order reporting requirements, including the requirement to grant automatic access to ride-hailing company’s order processing databases to Russian authorities. If we are are unable to adjust and meet these requirements or if similarly adverse initiatives are adopted in the future, our products developed for this market may become obsolete, and we may also experience a negative impact on the use base of our e-wallets.

Subsequent legislation and regulation in various markets of our presence and interpretations thereof, litigation, court rulings, or other events could expose us to increased costs, liability and reputational damage that could have a material adverse effect on our business, financial condition and results of operations.

Events outside of our control, including public health crises and political instability, may negatively affect consumer spending and our business.

Our operations are susceptible to public health crises, such as pandemics and epidemics, political instability or other events outside of our control. These types of events could have a negative effect on consumer spending and result in unpredictable declines in business activity in various industries that we serve.

The escalation of the Ukraine conflict and the resulting political instability and international actions in response to it have had an adverse effect on the Russian economy in 2022, resulting in, among other things, significant currency rate volatility, the imposition of currency controls, increased levels of migration from Russia, materially increased interest rates and inflation, and are reportedly likely to have a significant negative implications on the Russian economy. As the conflict and the current geopolitical crisis is rapidly evolving, and further sanctions may be imposed against Russia, it is difficult to accurately predict how it will unravel and what response or retaliatory measures the Russian government may introduce in the future, and the impact of the sanctions and response measures on our business. See “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”.

In addition, public health crises have also had and may continue to have a negative effect on our business. For example, in December 2019, a novel strain of coronavirus surfaced in Wuhan, China, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. The virus then quickly spread out across Europe and the Americas, resulting in various “shelter-in-place” regulations, lockdowns, curfews, bans on international travel, cancellations of public events, and supply chain disruptions, which significantly contributed to deteriorating macroeconomic conditions, business closures, higher unemployment and decrease in consumer confidence throughout the world, including Russia and other countries in which we operate.

The negative effects of the coronavirus on our business included a decline in revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop in money remittance primarily due to a decline in payments to self-employed individuals due to an overall contraction of business activity, and a decline in the use of our kiosk network. The COVID-19 outbreak has required significant management attention, substantial investments of time and resources across our enterprise, and increased costs to effectively manage our operations. A new outbreak of COVID-19 or any of its variants may have similar or more severe effects on the macroeconomic conditions and business environment in the countries where we operate and require us to make significant modifications to our business practices, any of which could have a material adverse effect on our business and operating results.

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

In response to sanctions introduced by other countries against Russia and Russian businesses and individuals in connection with the Ukraine conflict, the Russian government has imposed and is continuing to consider restrictions on foreign companies executing transactions with Russian assets, including business acquisitions. As the scope of these restrictions and related regulatory guidance is constantly evolving, these restrictions may affect our ability to successfully execute possible acquisition transactions in the future.

Potential future acquisitions, partnerships and joint ventures may pose significant risks to our existing operations if we acquire businesses that prove not to be a good fit for our organization, fail to perform the necessary due diligence on the relevant targets, overestimate their anticipated contribution to our business, overvalue them or fail to successfully integrate them. These projects would place additional demands on our managerial, operational, financial and other resources, create operational complexity requiring additional personnel and other resources as well as enhanced control procedures. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. Furthermore, the integration of any acquisition may divert management’s time and resources from our main business and disrupt our operations. Moreover, even if we were successful in integrating newly acquired assets, expected synergies or cost savings may not materialize, resulting in lower than expected benefits to us from such transactions. We may spend time and money on projects that fail to perform in line with our expectations or require financing in excess of what we were budgeting at the time of the acquisition. Additionally, when making acquisitions it may not be possible for us to conduct a detailed investigation of the nature of the assets being acquired due to, for instance, time constraints in making the decision and other factors. We may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. In addition, in connection with any acquisitions, we must comply with various antitrust requirements. It is possible that perceived or actual violations of these requirements could give rise to regulatory enforcement action or result in us not receiving all necessary approvals in order to complete a desired acquisition. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our shares, it could be dilutive to our shareholders. In the event we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We may also face counterparty and credit risks in connection with acquisitions, partnerships and joint ventures in the event our counterparties fail to perform their obligations. In Russia, acquisitions, partnerships and joint ventures are also complicated by the lack of strong judicial protection for non-competition and non-solicitation covenants, which are often unenforceable as a result. Joint ventures also carry specific risks such as potential disagreements with partners about the management and strategy of the JV, adverse actions by JV partners prompted by such disagreements or otherwise, and reliance on JV partners for the development of the JV’s business and resulting inability to continue development of the venture in the event the relationship with the partner is terminated. Any or all of the above risks could have a material adverse effect on our business, results of operations, financial condition, and prospects.

Our compliance processes, procedures and controls with respect to the rules and regulations that apply to our business may prove insufficient.

Our business has grown and developed rapidly in recent years and we are continuing to realign our compliance function with the size and scope of our business. In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to have enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. Given that we store and/or transmit sensitive data of our customers, we have ultimate liability to our customers for our failure to protect this data. We have experienced breaches of our cybersecurity in the past, and future breaches resulting in unauthorized disclosure of data are possible (see “– Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”). In addition, the Russian anti-money laundering laws to which we are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

As of the date of this annual report, we continue to develop and integrate certain control procedures with respect to a number of our projects in order to maintain a comprehensive system of controls and procedures across our business. There can be no assurance, however, that the measures we undertake will be sufficient to prevent significant deficiencies in the compliance procedures and internal controls of our projects, such as RealWeb, acquired in December, 2022, which was excluded from the assessment of the effectiveness of the Group’s internal control over financial reporting (see Item 15 “Controls and Procedures”). Our failure to implement and maintain effective internal control over financial reporting could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs.

Among others, we are subject to the US Foreign Corrupt Practices Act, or the FCPA, which prohibits US companies and their intermediaries from bribing foreign officials for the purpose of obtaining or keeping business or otherwise obtaining favorable treatment, and other laws concerning our international operations. Similar legislation in other jurisdictions contains similar prohibitions, although varying in both scope and jurisdiction. We have implemented policies and procedures and internal controls designed to provide reasonable assurance that we, our employees, distributors and other intermediaries comply with the anti-corruption laws to which we are subject. However, there are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under these or other laws for actions taken by our employees, distributors and other intermediaries with respect to our business or any businesses that we may acquire.

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

We store and/or transmit sensitive data, such as credit or debit card numbers, mobile phone numbers and other personal data, and we have ultimate liability to our customers for our failure to protect this data. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, cyberextortion, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the physical destruction of all or portions of our information technology and infrastructure could compromise the confidentiality, availability, and integrity of the data in our systems. In the past, we have experienced breaches of our security by hackers in the past, and breaches could occur in the future. In such circumstances, our encryption of data and other protective measures did not prevent unauthorized access and may not be sufficient to prevent future unauthorized access. Any future breach of our system, including through employee fraud, may subject us to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. Moreover, even in the absence of an emergency event such as a cyberbreach, we may at times be found to be not in compliance with applicable personal data processing and transfer legislation, which is actively developing and becoming increasingly complex throughout the world, including in Russia, with the governments throughout the world increasingly focusing on toughening controls over enforcement of this legislation. For instance, in 2022, Russian personal data regulation was amended to implement enhanced control by Russian state authorities over personal data leakages. Moreover, there is a legislative initiative in Russia to introduce fines for personal data leakage in the amount of up to 3% of the turnover in certain cases.

In addition, while we have not experienced any material cyberattacks or any other material cyber security issues in the past, since the 2022 escalation of the conflict between Russia and Ukraine we have registered an increase in the number of DDoS attacks in March and April 2022, which, however, did not have a material effect on our business operations (see "– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition"). While, in line with our information security policy and strategy, we are constantly developing and enhancing our security systems and infrastructure (most recently, increasing our server capacity by adding additional DNS servers in 2022) and regularly monitor compliance with information security requirements, we may still be exposed to similar attacks on a larger scale or more severe attacks, any of which may have a material adverse effect on our operations.

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

It has been reported that peer-to-peer transfers through regular retail banks and payment services providers such as ourselves may be increasingly used in Russia in various illegal activities, including by illicit forex dealers, online casinos, cryptocurrencies exchanges and peer-to-peer exchange offices, scammers, etc. Recognizing this industry-wide problem, in September 2021 the CBR introduced heightened scrutiny recommendations with respect to peer-to-peer transactions. These recommendations require financial institutions such as ourselves to track transactions that are deemed suspicious under the various criteria imposed by the recommendations, cancel or block such suspicious transactions under certain circumstances and terminate relationships with the relevant clients carrying out such transactions. For instance, such criteria designate as suspicious operations of clients with unusual number of individuals as counterparties or if the volume of operations exceeds certain threshold. Due to the broad scope of suspiciousness criteria, in practice suspicious transactions may be difficult to distinguish from legitimate peer-to-peer transfers or payments to private accounts of small entrepreneurs that provide perfectly legal services. It is likely that certain bona fide operations that do not involve anything illegal or improper may be affected by the new regulations as the market participants, including our company, seek to institute controls aimed at compliance with the new guidelines. Since the beginning of 2022 the CBR has been collecting from credit institutions specialized reports focused specifically on their peer-to-peer transactions which may negatively affect the volume of the peer-to-peer transfers in Russia generally (and our respective volumes in particular). If we experience a decline in our peer-to-peer transfers volume, or if we are found to be in violation of the new regulations due to any differences in ours and the regulator's interpretation thereof, our business, financial condition and results of operations could be materially adversely affected.

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

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2022, we had credit exposure to our agents of RUB 4,060 million and to our merchants of RUB 6,756 million. Our receivables from merchants are generally non-interest bearing and unsecured, while our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk.

In addition to the above sources of credit risk, as of December 31, 2022, we had credit exposure to our counterparties in connection with our ROWI project factoring portfolio of RUB 12.6 billion, guarantees for third party obligations (primarily in connection with our digital bank guarantee services) in the amount of RUB 81.5 billion, and loans relating to our ROWI project of RUB 2.1 billion.

If we experience material defaults by our consumers, agents, merchants, or other partners, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates.

We are exposed to currency risks. Our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies (see “– Quantitative and Qualitative Disclosures About Market Risk – Foreign Exchange Risk”). In addition, in 2022, we have increased our currency position in the absence of dividend payments. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the ruble and such other currencies. Changes in currency exchange rates also affect the carrying value of assets on our consolidated statement of financial position, which, depending on the statement of financial position classification of the relevant asset, can result in losses on our consolidated statement of financial position. In addition, because our earnings are primarily denominated in Russian rubles whereas our ADSs are quoted in US dollar, currency exchange rate fluctuations between the Russian ruble and the US dollar significantly affect the price of our ADSs.

Over the past ten years, the Russian ruble has fluctuated dramatically against the US dollar and the euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflow from Russia, the Russian ruble has significantly depreciated against the US dollar and the euro since the beginning of 2014 (see “ – Economic instability in Russia could have an adverse effect on our business”). According to the CBR, from December 31, 2014 to December 31, 2015 and from December 31, 2013 to December 31, 2014, the ruble has depreciated by 30% and 72% against the US dollar, respectively, and by 17% and 52% against the euro, respectively. From December 31, 2015 to December 31, 2016, the ruble appreciated somewhat against these currencies and remained relatively stable throughout 2017; however, depreciation of the ruble resumed in 2018 when its value fell 21% against the US dollar and 15% against the euro, in each case from December 31, 2017 to December 31, 2018. In 2019, the ruble/ US Dollar exchange rate was relatively stable with intermittent volatility, and was RUB 61.9 per US $1.00 on December 31, 2019. However, in the first quarter of 2020 the ruble again depreciated substantially and abruptly against the US dollar and the euro due to a steep decline in oil prices and has continued to be volatile throughout the year, ending it at RUB 73.88 per US $1.00 on December 31, 2020. The exchange rate mostly remained stable throughout 2021 and amounted to RUB 74.3 per US $1.00 on December 31, 2021. Another major decline occurred in early 2022 in the wake of the military conflict in Ukraine and resulting sanctions. By March 4, 2022, the official Central Bank-issued ruble exchange rate dropped to 111.76 per dollar, compared to 75.76 per dollar on February 21, immediately prior to the escalation, representing a 48% drop over the course of less than two weeks. The ruble regained much of the ground it lost by late March due to extreme protective measures adopted by the Russian government and the Central Bank, including a mandatory exchange of the majority of currency proceeds by exporters, prohibitively high commissions on foreign currency exchange by individuals, and other protective measures, ending the year at RUB 70.34 per US $1.00 on December 31, 2022 (see “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”). It is likely that significant fluctuations will continue in the future, especially in response to the unravelling impact of the Ukraine conflict on the Russian economy and any measures that the Russian government may in response. Further fluctuations of the ruble could have a material adverse effect on our business, financial condition, results of operations and the price of our ADSs.

Regulatory authorities in Russia and Kazakhstan could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility, which may adversely affect our business, financial condition and results of operations.

The Russian anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. One of the important questions is to identify and define the relevant market, in which the entity in question operates. There are numerous aspects to be considered, including interchangeability or substitutability of the products and/or services for the consumer, their pricing and intended use. Different approaches may be applied in this respect by anti-monopoly authorities and the participants of the market. Thus, the state authorities may conclude that we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with merchants and agents, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. Any abuse of a dominant market position could lead to administrative penalties and the imposition of a fine of up to 15% of our annual revenue for the previous year. These limitations if imposed may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

We may not be able to successfully protect our intellectual property and may be subject to infringement claims.

We rely on a combination of contractual rights, copyright, trademark and trade secret laws to establish and protect our proprietary technology. We also maintain patents for certain of our technologies. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, we may not be able to successfully protect our intellectual property at all times. Our agreements with software developers may not have always properly and unambiguously assigned the rights to software to us, and as such this software may be exposed to their claims. This is also often the case at various companies we have acquired throughout our history. Certain technologies that we have developed may not be fully and comprehensively protected by copyrights or patents and could therefore be exposed to theft or misuse. Third parties, including our competitors, may independently develop similar technology, duplicate our services or design around our intellectual property. Further, contractual arrangements may not prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, such as Russia and CIS countries, our intellectual property rights may not be as protected as they may be in more developed markets such as the US. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Additionally, we do not hold any patents for our business model or our business processes, in part because our ability to obtain them in Russia is subject to legislative constraints, and we do not currently intend to obtain any such patents in Russia or elsewhere.

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

Certain Russian companies are required to use primarily domestic Russia-produced software and hardware.

In October 2020, a legislative initiative was publicized aiming to mandate the use of domestically-developed software and telecommunication and radio hardware with respect to critical digital infrastructure. On March 30, 2022, the Russian President issued a decree prohibiting the use of foreign hardware and software at critical digital infrastructure. Although the requirement will only apply to market participants that are deemed to operate critical digital infrastructure (which currently does not include our company), if this requirement is further extended to other players including ourselves or we are qualified by Russian state authorities as a critical digital infrastructure operator, it is possible that it could materially adversely affect our business, financial condition and results of operations. Since we use a lot of foreign-produced technologies and equipment, complying with these requirements may prove a challenge for us and is likely to result in significant operational costs. The switch to locally produced software and hardware may adversely affect the performance and safety features of the system and thus the quality of our services. See also “– A vast majority of major Western businesses, including a number of companies whose products are important to our business, have withdrawn from, suspended, wound down or substantially scaled back activities in Russia”.

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

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order for us to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to top management personnel as well as qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in Russia and in most other markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace effectively current personnel who depart with qualified or effective successors. A failure to replace departing personnel in an efficient and timely manner might result in improper functioning or failures of our systems and technologies, since our know-how may not always be properly institutionalized and instead is reliant on the expertise of specific employees, which we may not be able to replace immediately in the event of their departure. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. We currently do not have a market standard long-term incentive plan due to the refusal by our shareholders to approve the disapplication of pre-emptive rights (see “– Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares”). In Cyprus, where our company is registered, there is no statutory carve-out from pre-emptive rights for issuances of shares to employees like in some other jurisdictions, and such carve-out has to be specifically approved by shareholders and renewed periodically. The refusal by our shareholders to approve disapplication of pre-emptive rights for issuances of shares to employees has rendered us unable to issue shares to our employees under our employee incentive plans, and, as a result of the halt of trading of our ADSs on Nasdaq and limited trading of our ADSs on the Moscow Exchange, we are not able to purchase ADSs for purposes of distributing them to our employees as part of an employee incentive plan (see “– Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although we requested a hearing to appeal the delisting determination, there can be no assurance that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations”). These developments could undermine our ability to retain and attract competitive talent who have come to expect share-based compensation in an industry like ours.

In addition, the 2022 escalation of the conflict between Russia and Ukraine has had a significant effect on Russian economy and, along with the partial mobilization of Russian citizens in September 2022, it also resulted in a migration of workforce out of Russia. Most of our employees continue to work remotely since COVID-19, aside for situations where an employee is required to work at a certain location for regulatory or other compliance reasons, and we provide necessary infrastructure to support such remote work and pay salary regardless of employee’s geographical location. We are constantly monitoring the current situation to assure safety of our employees located in Russia and other territories as well as measures to retain talent within our organization. However, no assurance can be given that if the Ukraine conflict continues to unravel there would not be further migration of skilled workers out of Russia, which, if not managed through our recruitment and motivation efforts, may result in shortages of skilled employees as well as in general increased competition for qualified personnel on the labor market (see “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”). Furthermore, while we continue to ensure that our employees have relevant infrastructure to work in Russia safely, any adverse development of the Ukraine conflict may affect work environment in Russia, which could, in turn, significantly affect the ability and the willingness of our employees to work from Russia as opposed to migrating to other territories, creating an additional administrative burden for us associated with any potential relocation of our employees to other places.

For these and other reasons, we cannot assure you that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be constrained if we cannot attract or service future debt financing.

As of the date of this annual report, we have RUB 3.9 billion in debt, which represents the outstanding portion of the RUB 5.0 billion of bonds issued in 2020 by our subsidiary Qiwi Finance LLC, with respect to which Qiwi plc and our subsidiaries JSC Qiwi and Sette FZ-LLC have provided irrevocable offers to bondholders to purchase such bonds from them upon the occurrence of certain events. We may also incur additional debt financing to finance the development of our new or existing projects, and our operations and growth may be constrained if we cannot do so on favorable terms or at all. In particular, the continued success of our ROWI project is heavily dependent on procuring external funding to finance its operations. Our debt capacity depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which are outside of our control. If our cash flow from operating activities is insufficient to service our debt, we could be forced to take certain actions, including delaying or reducing capital or other expenditures or other actions, to restructure or refinance our debt; selling or mortgaging our assets or operations; or raising additional equity capital, which we might not be able to do on favorable terms, in a timely manner or at all. Furthermore, such actions might not be sufficient to allow us to service our debt obligations in full and, in any event, could have a material adverse effect on our business, financial condition, and results of operations. Moreover, our inability to service our debt through internally generated cash flow or other sources of liquidity could put us in default of our obligations to creditors, which could trigger various default provisions under our financings and thus have a material adverse effect on the business, financial condition, and results of operations.

We may experience difficulties with conducting transactions denominated in US dollars, euros and other currencies.

We contract with some of our international merchants in US dollars, euros and other currencies and may experience challenges in relationships with US and EU banks that could arise for any non-US company or non-EU company in connection with transactions denominated in US dollars or euros due to stricter internal bank policies regarding Russia, including enhanced know-your-customer due diligence procedures, restrictions on certain types of merchants and certain jurisdictions, and other bank internal policies, which we believe might be a result of the increasing negative sentiment towards Russia on part of US banks, among other factors (see “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”), even with respect to transactions and relationships that do not appear to raise concerns under applicable sanctions.

Even though we maintain a number of accounts denominated in US dollars, euros and other currencies with various financial institutions, we are also conducting in parallel a portion of US dollar or euro transactions with our international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks will not refuse to process our transactions for the reasons set forth above or otherwise, thereby further increasing the currency conversion costs that we have to bear or that our international merchants will agree to accept payments in any currency, but the US dollar, euro or other currencies in the future. If we are not able to conduct transactions in US dollars, euros or other currencies envisaged under the agreements with our merchants, we may bear significant currency conversion costs or lose some of our merchants who will not be willing to conduct transactions in currencies other than the currency provided under the applicable agreement, and therefore our business, financial condition and results of operations may be materially adversely affected. We can give no assurance that similar issues would not arise with respect to our transactions in other currencies, which could have similarly adverse consequences for us.

Our bond portfolio could decline in value, which may result in financial losses and have a negative effect on our compliance with banking prudential ratios.

As part of our treasury operations, we hold a portfolio of publicly traded debt securities. Accordingly, in connection with such portfolio, we are exposed to all of the risks that are associated with holding such securities, including unfavorable price fluctuations for any reason, decline in the market liquidity, market volatility, unfavorable changes in interest rates or foreign currency exchange rates affecting our positions, and the risk that the risk-management tools we use, such as value-at-risk formulas and stop-loss orders, will not be effective to prevent losses or will not work as intended. We also bear the risk of defaults by the issuers of the debt securities we hold. Investments in debt securities represented million RUB 16,975, or 15.2% of our total assets as of December 31, 2022. As of 31 December 2022, predominantly all of the securities held by us were government and high-quality corporate bonds, which are subject to abrupt price fluctuations and other various risks in connection with the factors described in “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition” and " Risks Relating to the Russia and Other Markets in Which We Operate" as well as in connection with various other risk factors that are specific to the issuers of such securities.

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

For the years ended December 31, 2022 revaluation profit of our bond portfolio constituted RUB 220 million and December 31, 2021, the revaluation loss of our bond portfolio constituted RUB 206 million. If our bond portfolio further declines in value, we may incur losses and suffer negative impact on our prudential ratios, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and increase our profitability.

Certain of our services are offered in countries beyond Russia, and we may look to further expand our geographical footprint if the right opportunities appear. Our expansion into new geographical markets and further development of our international operations depend on our ability to apply our existing technology or to develop new applications to meet the particular needs of each local market or country. We may not have adequate financial, technological or personnel and management resources to develop effective and secure services or distribution channels that will satisfy the demands of these markets. We may not be able to establish partnerships with any counterparties that we may need in order to strengthen our international operations. If we fail to enter new markets or countries or to develop our international operations, we may not be able to continue to grow our revenues and earnings. Furthermore, we may expand into new geographical markets in which we may not have any previous operating experience. We operate in an industry that is often subject to significant regulation, and our lack of familiarity with the regulatory landscape in new markets may result in us running into unanticipated problems or delays in obtaining the requisite regulatory approvals and licenses. We may not be able to successfully expand in such markets due to our lack of experience. Moreover, we may not be able to execute our strategy in our existing international operations successfully, which may result in additional losses or limit our growth prospects. The general anti-Russian sentiment that has become prevalent in the international business community in the wake of the military conflict in Ukraine and resulting sanctions in 2022 may also hinder of international expansion.

In addition, expanding internationally subjects us to a number of risks, including:

·greater difficulty in managing foreign operations;

·expenses associated with localizing our products, including offering consumers the ability to transact in major currencies;

·higher labor costs and problems integrating employees that we hire in different countries into our existing corporate culture;

·laws and business practices that favor local competitors;

·multiple and changing laws, tax regimes and government regulations;

·foreign currency restrictions and exchange rate fluctuations;

·changes in a specific country’s or region’s political or economic conditions; and

·differing intellectual property laws.

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

We may not be able to meet changing expectations from investors, customers, regulators, and other stakeholders regarding environmental, social, and governance ("ESG") issues, which may negatively affect our reputation and therefore our business and financial results.

In December, 2022, we published our first Sustainability report. ESG-related risks may directly or indirectly negatively affect our reputation in case we are not able to meet expectations of the constantly evolving business environment in which we operate.

Certain ESG-related voluntary rules and guidances have been imposed by our regulators and we believe there will be further developments, which may lead us to additional compliance costs or expose us to new or additional risks. Additionally, some organizations developed ratings that may be based on various measures to assess businesses in terms of ESG issues. Even if the evaluations are unreliable, they may still have a negative impact on our reputation.

We may be at risk of reputational damage, loss of client or investor confidence, and other consequences if we are unable to effectively implement our ESG strategy, to maintain the standards required by, or meet the expectations of regulators, ESG-rating organizations, our investors, clients or business partners.

Risks Relating to Corporate Governance Matters and Organizational Structure

The substantial share ownership position of the Chairman of our board of directors, Sergey Solonin, may limit your ability to influence corporate matters.

Following the purchase of our class B shares (including class B shares represented by our ADSs), pursuant to two tender offers conducted in 2022 by the Chairman of our board of directors, Sergey Solonin, and his wholly-owned company, Dalliance Services Company, with a view to provide further liquidity to the company’s investors, Mr. Solonin beneficially owns approximately 71.2% of the voting power of our issued share capital.

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

We cannot guarantee that we will buy back any of our ordinary shares represented by ADSs pursuant to the buyback program approved by our shareholders or that our buyback program will enhance long-term shareholder value.

On May 16, 2022, our shareholders approved a buyback program under which the company may directly or through any of its subsidiaries acquire ordinary shares of the company represented by the ADSs listed on the Nasdaq Global Select Market and the Moscow Exchange, in the open market (see Item 4 “History and Development of the Company”). The buyback program authorizes our board of directors to instruct management to acquire the ordinary shares for a period of 12 months as from May 16, 2022. The specific timing and amount of buybacks under the buyback program depends upon several factors, including market and business conditions, the trading price of our ordinary shares, and the nature of other investment opportunities. In addition, our ability to buy back shares may be limited by law or regulatory authority. In particular, in accordance with Cyprus law, the total nominal value of the ordinary shares that may be acquired under by the company or any of its subsidiary if the buyback program is approved, shall not exceed 10% of the total number of shares outstanding.

We are not obligated to purchase any ordinary shares under the buyback program, and the program may be suspended or discontinued at any time. Buybacks of our ordinary shares pursuant to our buyback program could affect the market price of our ordinary shares or increase their volatility. The existence of a buyback program could also cause the price of our ordinary shares to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our ordinary shares. Additionally, buybacks under the buyback program will diminish our cash reserves, which impacts our ability to pursue possible future strategic opportunities and acquisitions, support our operations, invest in securities and pay dividends and could result in lower overall returns on our cash balances. Buybacks may not enhance shareholder value because the market price of our ordinary shares may decline below the levels at which we buyback ordinary shares, and short-term stock price fluctuations could reduce the program’s effectiveness.

On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including our ADSs), which suspension was later extended until the limited resumption of stock trading on the Moscow Exchange on March 24, 2022, and the full resumption of stock trading on the Moscow Exchange on March 28, 2022. Also, on February 28, 2022, the Nasdaq Global Select Market halted trading in our ADSs and stocks of certain other Russian companies. As of the date of this annual report, our Board of Directors has not approved the commencement of the buyback program as currently it sees no opportunity to repurchase ADSs ensuring equal treatment of all holders of our ADSs due to the lingering stock market infrastructure issues resulting from the imposition of sanctions on the NSD. See also “– Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although we requested a hearing to appeal the delisting determination, there can be no assurance that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations”. In case our Board of Directors decides to approve the commencement of the buyback program, we may be limited in our ability to purchase ADSs due to lower liquidity, should the trading suspensions of our ADSs on Nasdaq and Russian settlement infrastructure issues persist.

The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under US state laws.

Our corporate affairs are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under some of the US state laws. For example, by law existing holders of shares in a Cypriot public company are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied). In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the US:

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

As a result of the differences described above, our shareholders may have rights different to those generally available to shareholders of companies organized under US state laws and our board of directors may find it more difficult to approve certain actions.

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

Acquisitions of Russian entities are subject to pre-closing approval by multiple government authorities as described above. Russian government authorities exercise significant discretion as to whether a consent should be granted or not, and are regulated by numerous laws which are often ambiguous and open to varying interpretations which may cause some of our acquisitions to fail or not exercised within expected timelines, causing harm to our business including development of new products.

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

Furthermore, in late 2019 a draft legislative bill was submitted to the Russian legislature proposing to restrict ownership by foreign persons of certain key Russian IT companies pursuant to a list to be determined at a later stage to not more than 20% in the aggregate. Since 2021, this draft bill has not been taken into consideration due to strong criticism. However, there can be no assurance that similar measures will not be adopted in the future, as has already happened, for example, to media companies and video content distributors under other laws adopted in Russia in recent years.

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

As a foreign private issuer whose ADSs are listed on Nasdaq, we are permitted in certain cases to, and do, follow Cypriot corporate governance practices instead of the corresponding requirements of Nasdaq. We follow Cypriot corporate governance practices with regard to the composition of our board of directors which, unlike the applicable Nasdaq rule for US corporations, do not require that a majority of our directors be independent. We also do not have a compensation committee or a nominating committee comprised entirely of independent directors, and our independent directors do not meet in regular executive sessions. In addition, our board of directors has not made any determination whether it will comply with certain Nasdaq rules concerning shareholder approval prior to our taking certain company actions, including the issuance of 20% or more of our then-outstanding share capital or voting power in connection with an acquisition, and our board of directors, in such circumstances, may instead determine to follow Cypriot law. Accordingly, our shareholders may not be afforded the same rights and protection as provided under Nasdaq corporate governance rules.

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

Any significant changes in the Russian Government, the State Duma or the presidency, major policy shifts or eventual lack of consensus between the president, the Russian Government, Russia’s parliament and powerful economic groups could lead to political instability, which could be further exacerbated by the ongoing conflict between Russia and Ukraine. Additionally, the potential for political instability resulting from the worsening of the economic situation in Russia and deteriorating standards of living should not be underestimated. Any such instability could negatively affect the economic and political environment in Russia, particularly in the short term. Shifts in governmental policy and regulation in Russia are less predictable than in many Western democracies and could disrupt or reverse political, economic and regulatory reforms. Any significant change in the Russian Government’s program of reform in Russia could lead to the deterioration of Russia’s investment climate that might limit our ability to obtain financing in the international capital markets or otherwise have a material adverse effect on our business, financial condition and results of operations.

The implementation of government policies in Russia targeted at specific individuals or companies could harm our business as well as investments in Russia more generally.

The use of governmental power against particular companies or persons, for example, through the tax, environmental or prosecutorial authorities, could adversely affect the Russian economic climate and, if directed against us, our senior management or our major shareholders, could materially adversely affect our business, financial condition and results of operations. Russian authorities have challenged some Russian companies and prosecuted their executive officers and shareholders on the grounds of tax evasion and related charges. In some cases, the results of such prosecutions and challenges have been significant claims against companies for unpaid taxes and the imposition of prison sentences on individuals. There has been speculation that in certain cases these challenges and prosecutions were intended to punish, and deter, opposition to the government or the pursuit of disfavored political or economic agendas. More generally, some observers have noted that takeovers in recent years of major private sector companies in the oil and gas, metals and manufacturing sectors by state-controlled companies following tax, environmental and other challenges may reflect a shift in official policy in favor of state control at the expense of individual or private ownership, at least where large and important enterprises are concerned.

Deterioration of Russia’s relations with other countries could negatively affect the Russian economy and those of the nearby regions.

Over the past several years, Russia has been involved in conflicts, both economic and military, involving other members of the CIS or other countries, including, most recently, the conflict with the Ukraine. This has resulted in the deterioration of Russia’s relations with other members of the international community, including the US and various countries in Europe, including unprecedented sanctions imposed against a number of Russian entities and other persons as well as whole sectors of economy and prevailing anti-Russian sentiment in the international community in connection with such conflict (see “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”). Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Russia and whose investment strategies and decisions have been and may continue to be affected by such conflicts and by worsening relations between Russia and other countries. In addition to the current military conflict in the Ukraine, there have been certain other points of tension between Russia and Western governments in the past. All of the above have led to escalation of geopolitical tensions, including introduction or expansion of international sanctions or other countermeasures by Western countries against Russia, or calls for introduction of additional sanctions, which may continue in the future. These sanctions have had and will continue to have the effect of damaging the Russian economy and may result in a material adverse effect on the Russian economy in 2023-2024. The emergence of new or escalated tensions between Russia and neighboring states or other states could further negatively affect the Russian economy. In addition to the general anti-Russian sentiment that currently prevails among investors as a result of the Ukraine conflict, this may result in a further general lack of confidence among international investors in the region’s economic and political stability and in Russian investments generally in the future. Such lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in Russia, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

Economic instability in Russia could have an adverse effect on our business.

Any of the following risks, which the Russian economy has experienced at various points in the past, may have or have already had a significant adverse effect on the economic climate in Russia and may burden or have already burdened our operations:

·international sanctions;

·significant declines in gross domestic product, or GDP;

·high levels of inflation;

·sudden price declines in the natural resource sector;

·high and fast-growing interest rates;

·unstable credit conditions;

·high state debt/GDP ratio;

·instability in the local currency market;

·a weakly diversified economy which depends significantly on global prices of commodities;

·lack of reform in the banking sector and a weak banking system providing limited liquidity to Russian enterprises;

·pervasive capital flight;

·corruption and the penetration of organized crime into the economy;

·significant increases in unemployment and underemployment;

·the impoverishment of a large portion of the Russian population;

·large number of unprofitable enterprises which continue to operate due to deficiency in the existing bankruptcy procedure;

·prevalent practice of tax evasion; and

·growth of the black-market economy.

As Russia produces and exports large quantities of crude oil, natural gas, petroleum products and other commodities, the Russian economy is particularly vulnerable to fluctuations in oil and gas prices as well as other commodities prices, which historically have been subject to significant volatility over time, as illustrated by the recent decline in crude oil prices. Russian banks, and the Russian economy generally, were adversely affected by the global financial crisis. In 2014 and 2015, Russia experienced an economic downturn characterized by substantial depreciation of its currency, sharp fluctuations of interest rates, a decline in disposable income, a steep decline in the value of shares traded on its stock exchanges, a material increase in the inflation rate, and a decline in the gross domestic product. In 2016-2017 some of those economic trends reversed or moderated, with oil prices increasing somewhat, inflation rates declining significantly and gross domestic product returning to modest growth. Economic instability resumed in 2018, with the ruble depreciating significantly and inflation exceeding the government’s forecasts. In 2019, the ruble was relatively stable with intermittent volatility and inflation was below government forecast; however, the value of the ruble significantly dropped in 2020 and then continued to be volatile in 2020, 2021. Another major decline in ruble value occurred in early 2022 in the wake of the military conflict in Ukraine and resulting sanctions. The ruble regained much of the ground it lost by late March 2022 due to extreme protective measures adopted by the Russian government and the CBR, ending the year at RUB 70.34 per US $1.00 on December 31, 2022. See “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”. The escalation of the Ukraine conflict and the resulting geopolitical crisis and international actions in response to it have had a further adverse effect on the Russian economy in 2022, resulting also in, among other things, the imposition of currency controls, increased levels of migration from Russia, materially increased interest rates and inflation, and are reportedly likely to send Russian economy into recession. There can be no assurance that any measures adopted by the Russian government to mitigate the abovementioned negative effects will result in a sustainable recovery of the Russian economy. Discussions are constantly ongoing with respect to introduction of further sanctions, including various further limits on trade in energy with Russia (in addition to those already introduced), which represent a major source of income for the country. If such measures are adopted, this could further exacerbate the negative implication on the Russian economy.

As an emerging economy, Russia remains particularly vulnerable to further external shocks. Events occurring in one geographic or financial market sometimes result in an entire region or class of investments being disfavored by international investors – so-called “contagion effects”. Russia has been adversely affected by contagion effects in the past, and it is possible that it will be similarly affected in the future by negative economic or financial developments in other countries. Economic volatility, or a future economic crisis, may undermine the confidence of investors in the Russian markets, which has already been significantly impacted by the Ukraine crisis, and the ability of Russian businesses to raise capital in international markets, which in turn could have a material adverse effect on the Russian economy and the Group’s results of operations, financial condition and prospects. In addition, any further declines in oil and gas prices or other commodities pricing could disrupt the Russian economy and materially adversely affect our business, financial condition, results of operations and prospects.

The banking system in Russia is subject to rapid change and increasing regulatory supervision.

The banking and other financial systems in Russia have been rapidly developing, and underlying regulation and regulatory scrutiny over the banking and financial services sector has been increasing. Russian legislation relating to banks and bank accounts is subject to varying interpretation and inconsistent application. The 1998 financial crisis resulted in the bankruptcy and liquidation of many Russian banks and almost entirely eliminated the developing market for commercial bank loans at that time. From April to July 2004, the Russian banking sector experienced further serious turmoil. As a result of various market rumors and certain regulatory and liquidity problems, several privately-owned Russian banks experienced liquidity problems and were unable to attract funds on the inter-bank market or from their client base. Simultaneously, they faced large withdrawals of deposits by both retail and corporate customers. Several of these privately-owned Russian banks collapsed or ceased or severely limited their operations. Russian banks owned or controlled by the government and foreign owned banks generally were not adversely affected by the turmoil.

Although the CBR has the mandate and authority to suspend banking licenses of insolvent banks, some insolvent banks still operate. Many Russian banks also do not meet international banking standards, and the transparency of the Russian banking sector in some respects still lags behind internationally accepted norms. While the CBR has been increasing controls over banks, many banks still may not follow existing CBR regulations with respect to lending criteria, credit quality, loan loss reserves, diversification of exposure or other requirements. The imposition of more stringent regulations or interpretations could lead to weakened capital adequacy and the insolvency of some banks. Prior to the onset of the 2008 global economic crisis, there had been a rapid increase in lending by Russian banks, which many believe had been accompanied by a deterioration in the credit quality of the loan portfolio of those banks. In addition, a robust domestic corporate debt market was leading Russian banks to hold increasingly large amounts of Russian corporate ruble bonds in their portfolios, which further deteriorated the risk profile of the assets of Russian banks. The global financial crisis of 2007-2008 has led to the collapse or bailout of some Russian banks and to significant liquidity constraints for others. Profitability levels of most Russian banks have been adversely affected. Indeed, the global crisis has prompted the government to inject substantial funds into the banking system amid reports of difficulties among Russian banks and other financial institutions. In recent years, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Historically, the revocation of banking licenses by the CBR has been a relatively rare event mostly occurring to local banks with little assets and little or no significance for the banking sector as a whole. Starting October 2013, however, the CBR has launched a campaign aimed at cleansing the Russian banking industry, revoking the licenses from an unusually high number of banks (including significant banks such as Ugra, Master-Bank, Investbank, ProBusinessBank, Vneshprombank, Tatfondbank and others) on allegations of money laundering, financial statements manipulation and other illegal activities, as well as inability of certain banks to discharge their financial obligations, which resulted in turmoil in the industry, instigated bank runs on a number of Russian credit institutions, and severely undermined the trust that the Russian population had with private banks. In addition, in the course of 2017 three of Russia’s largest private banks, Otkritie Bank, Binbank and Promsvyazbank, were all bailed out and taken over by the CBR through the newly established Banking Industry Consolidation Fund, since all of them were allegedly unable to perform their obligations as they fell due for various reasons. License revocations have continued throughout 2018 and 2019, again with some major banks impacted. The private banking sector in Russia, always relatively minor compared to state players like Sberbank and VTB to begin with, has contracted severely as a result. This can be expected to result in reduced competition in the banking sector (while at the same time putting alternative payment solution providers such as ourselves in the position of having to predominantly compete with the government itself), increased inflation and a general deterioration of the quality of the Russian banking industry. It could be expected that the difficulties currently faced by the Russian economy could result in further collapses of Russian banks. With few exceptions (notably the state-owned banks), the Russian banking system suffers from weak depositor confidence, high concentration of exposure to certain borrowers and their affiliates, poor credit quality of borrowers and related party transactions. Current economic circumstances in Russia, and foreign sanctions that have hit the banking industry in particular disproportionately hard, are putting stress on the Russian banking system. These circumstances decrease the affordability of consumer credit, putting further pressure on overall consumer purchasing power. In addition, these factors could further tighten liquidity on the Russian market and add pressure onto the ruble.

Our business is significantly affected by development in the Russian banking sector. First, we periodically hold funds in a number of Russian banks and rely on guarantees given by those banks to enhance our liquidity. Increased uncertainty in the Russian banking sector exposes us to additional counterparty risk and affects our liquidity. As a result, the bankruptcy or insolvency of one or more of these banks could adversely affect our business, financial condition and results of operations. The continuation or worsening of the banking crisis could decrease our transaction volumes, while the bankruptcy or insolvency of any of the banks which hold our funds could prevent us from accessing our funds. All of these factors could have a material adverse effect on our business, financial condition and results of operations.

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

Russia is exposed to high levels of inflation.

As a substantial portion of our expenses (including operating costs and capital expenditures) are denominated in rubles, the relative movement of inflation and exchange rates significantly affects our results of operations. The effects of inflation could cause some of our costs to rise. Russia has experienced high levels of inflation since the early 1990s. For example, inflation increased dramatically after the 1998 financial crisis, reaching a rate of 84.4% in that year. Starting from 2016, inflation relatively stabilized reaching 3% in 2019 and 4.9% in 2020. In 2021, the level of inflation significantly increased and amounted to 8.4%, according to Rosstat, mainly as a result of the COVID-19 pandemic, and, in 2022, the inflation reached 11.9% as a result of the effect the escalation of the conflict between Russia and Ukraine has had on the Russian economy. Certain of our costs, such as salaries and rent, are affected by inflation in Russia. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

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

Our operations in Kazakhstan are growing, and many of the risks we face in Kazakhstan are similar to those we face in Russia.

In addition to Russia, we have operations in Kazakhstan. In many respects, the risks we face in operating in payment business in Kazakhstan are similar to those in Russia as set out above in “– Risks Relating to the Russia and Other Markets in Which We Operate”. As is typical of an emerging market, Kazakhstan does not possess a well-developed business, legal and regulatory infrastructure and has been subject to substantial political, economic and social change. Our business in Kazakhstan is subject to Kazakhstan specific laws and regulations including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. Kazakhstan continues to develop its regulatory framework. Any new laws that may be introduced may significantly affect the regulatory environment in Kazakhstan which, in turn, may impact our operations there and impose additional regulatory compliance burden on us.

In addition, we are exposed to foreign currency fluctuations between the Russian ruble and the Kazakh tenge, which could affect our financial position and our profitability. Our failure to manage the risks associated with doing business in Kazakhstan could have an adverse effect upon our results of operations.

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

The Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD in 1988 and amended by Protocol in 2010 is now signed by 146 jurisdictions (the Russian Federation, Cyprus, UAE are among the signatories). This Convention, by virtue of its Article 6, requires competent authorities of jurisdictions-signatories to participate in the automatic exchange of information that is foreseeably relevant for the administration or enforcement of their domestic laws concerning the taxes. In addition, by virtue of Article 5 the Convention requires competent authorities of jurisdictions-signatories to participate in the exchange of information on request and, by virtue of Article 7, stipulates that such competent authorities should participate in spontaneous exchange of information. The tax authorities (including, Russian, Cypriot and UAE tax authorities) already cooperate in terms of mutual administrative assistance in tax matters. In compliance with the requirements of Article 6 of this Convention in 2016 the Russian Federation joined the Standard for Automatic Exchange of Financial Account Information (Common Reporting Standard, the “CRS”). CRS calls on jurisdictions to obtain information from their financial institutions and automatically exchange that information with other jurisdictions on an annual basis. On October, 2022 G-20 agreed to supplement the CRS model rules by adopting rules on exchange of information on cryptocurrency transactions and approved additions to unified standards on exchange of information on financial accounts, which will become an integral part of the automatic exchange of information for tax purposes. The Russian Federation does not apply automatic exchange of financial information with the UK, US and some other jurisdictions. In addition, in 2022, a number of countries suspended international exchange of tax information with Russia and Russia was also included in “the EU black list” (see “– Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia”). Russia still applies automatic exchange of financial information with Cyprus, UAE and other jurisdictions.

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

On May 1, 2019 the MLI was ratified by the Russian Federation. Starting from 2021, MLI has come into effect in respect of withholding taxes covered by tax treaties concluded by the Russian Federation with 34 countries (including tax treaty with Cyprus). Starting from 2022, MLI has become into effect in respect of withholding taxes covered by tax treaties concluded by the Russian Federation with 7 more countries. Application of MLI could potentially limit tax benefits granted by double tax treaties of the Russian Federation and Cyprus.

The OECD Inclusive Framework (IF) on BEPS have been developing a ‘two-pillar’ approach in an effort to address the tax challenges arising from the digitalization of the economy (also known as the BEPS 2.0 project). In June and July 2021, a political agreement on the key aspects of the proposals was reached by the G7, G20, and many of the OECD IF countries. Furthermore, in

October 2021, the OECD/G20 IF published an updated statement on the two-pillar solution. Under Pillar One, a formulaic share of the consolidated profit of certain multinational enterprises (MNE) will be allocated to markets (i.e. where sales arise). Pillar One will apply to MNEs with profitability above 10% and global turnover above EUR 20 billion. Pillar Two introduces a global minimum effective tax rate of 15%. Companies with global turnover above EUR 750 million will be within the scope of Pillar Two, with headquarter jurisdictions retaining the option to apply the rules to smaller, domestic MNEs. Pillar Two should also introduce Subject to Tax Rule resulting in additional taxation of certain types of income paid at source to jurisdictions where it taxed at tax rates below certain threshold. Pillar One and Pillar Two are expected to take effect in 2023 at the earliest.

The Russian Federation and UAE are members of the IF. Cyprus is not currently a member of the IF, however an announcement issued by the Cyprus Ministry of Finance on October 9 2021 highlighted that Cyprus is in alignment with the principles governing the two-pillar plan of the IF’s agreement.

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

Changes in the Kazakhstan tax system could adversely affect our business and the value of investments in Kazakhstan.

Tax laws and regulations are changing in Kazakhstan. On 21 December 2022, the President signed the Law on introduction of amendments to the Tax Code. An additional condition was introduced for the automatic application of double tax treaties in respect of non-residents’ income in the form of dividends, interest and royalties. In case such income is paid to a related party, a tax resident of the country with which the double tax treaty has been amended by MLI provisions, a tax agent has the right to apply the treaty protection if the following conditions are met:

1.	income is subject to inclusion in taxable income of a non-resident and is taxable in the country of its residence without the right to exclude / decrease / adjust such income from taxable income in a reporting period, and (or) refund in a reporting and (or) subsequent periods of tax paid from such taxable income; and
2.	the nominal tax rate, which is applied when taxing such income in the country of residence of the non-resident in the reporting period is at least 15%.

We cannot be guaranteed that the application of the rates established by double tax treaties will not be challenged by tax authorities. In practice, the Kazakhstan tax authorities generally interpret the tax laws in ways that do not favor taxpayers, this may lead to the imposition of arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations.

Changes in the UAE tax system, the introduction of income tax and transfer pricing rules could adversely affect our business in UAE.

On December 9, Federal Decree-Law No. 47/2022 "On Corporate Tax and Income Tax" was published by the Ministry of Finance of the UAE, which establishes income tax and transfer pricing rules in the UAE.

The Corporate Tax law provides the legislative basis for the introduction and implementation of a Federal Corporate Tax in the UAE and is effective for financial years starting on or after 1 June 2023. The Corporate Tax law will be effective 15 days after publishing in the official gazette.

Following from the Consultation Document that was issued in April 2022, the Corporate Tax law clarifies and expands on many key provisions. However, it also leaves a number of areas that remain to be fully clarified in subsequent Cabinet and ministerial decisions and tax authority guidance.

Corporate entities that conduct Business/Business Activity in the UAE are considered a Taxable Person and will be liable to pay Corporate Tax. A Taxable Person can either be a Resident Person or a Non-Resident Person (including Branches, Partnerships and Foundations).

The Corporate Tax law also imposes an obligation to pay Corporate Tax on residents of Free Zones. The law suggests that a Qualifying Free Zone Person can have both Qualifying Income (taxed at the rate of 0%) and non-qualifying Taxable Income (taxed at 9%), a significant open question from the Consultation Document. However, some questions remain to be answered on this.

The conditions to be considered a Qualifying Free Zone Person include among others maintaining adequate substance, complying with transfer pricing provisions and not electing to be subject to Corporate Tax. All Free Zone entities will be required to register and file a Corporate Tax return, irrespective of whether they are a Qualifying Free Zone Person or not.

A number of points remain unanswered such as what constitutes Qualifying Income (subject to Cabinet decision), the treatment of transactions between Free Zone entities and group entities located in mainland UAE, and whether the election to become subject to regular Corporate Tax in the UAE is irrevocable.

The UAE Corporate Tax law contains several articles relating to Transfer Pricing. The key points covered under the Corporate Tax law are summarised below:

●	Transactions with related parties and connected persons must meet the arm’s length principle.
●	TP methods, broadly in line with the OECD TP Guidelines, are introduced.
●	Definitions of ‘Related Parties’, ‘Control’ and ‘Connected Persons’ are covered.
●	Concept of transfer pricing adjustments, including corresponding adjustments and potential mechanisms, is provided.
●	Taxpayers to prepare TP documentation (disclosure form, master file, local file). Conditions and format to be provided under separate ministerial decisions and tax authority guidance.
●	Further details expected via separate ministerial decisions and tax authority guidance.

The provisions put forward in the UAE Corporate Tax law build from best practices globally and incorporate principles that are internationally known and accepted. However, there are still some questions that remain to be answered. It also leaves a number of areas that remain to be fully clarified in subsequent Cabinet and ministerial decisions and tax authority guidance. Upcoming regime will have profound implications on the flow of our business in UAE but we do not know what other changes and additions will be made to the Corporate Tax law, what will be the requirements and issues of local tax authorities. This could adversely affect our business in UAE.

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

A large number of changes have been made to various chapters of the Russian Tax Code since their introduction. Since Russian federal, regional and local tax laws and regulations are subject to changes and some of the sections of the Russian Tax Code relating to the aforementioned taxes are comparatively new, interpretation of these regulations is still unclear or non-existent. Also, different interpretations of tax regulations exist both among and within government bodies at the federal, regional and local levels, which creates uncertainties and inconsistent enforcement. The current practice is that private clarifications to specific taxpayers’ queries with respect to particular situations issued by the Russian Ministry of Finance are not binding on the Russian tax authorities and there can be no assurance that the Russian tax authorities will not take positions contrary to those set out in such clarifications. During the past several years the Russian tax authorities have shown a tendency to take more assertive positions in their interpretation of the tax legislation, which has led to an increased number of material tax assessments issued by them as a result of tax audits. Starting from January 1, 2019 tax authorities are entitled to claim documents (information) used for calculation and payment of taxes (other obligatory payments) from the taxpayers’ auditors. In practice, the Russian tax authorities generally interpret the tax laws in ways that do not favor taxpayers, who often have to resort to court proceedings against the Russian tax authorities to defend their position. In some instances, the Russian tax authorities have applied new interpretations of tax laws retroactively. There is no established precedent or consistent court practice in respect of these issues. Furthermore, in the absence of binding precedent, court rulings on tax or other related matters by different courts relating to the same or similar circumstances may also be inconsistent or contradictory.

Starting from January 1, 2015, a number of amendments have been made to the Russian tax legislation introducing, among others, the concepts of controlled foreign companies, corporate tax residency and beneficial ownership (see also “Risk Factors – Risks Relating to Taxation - Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”).

On November 27, 2017, the Federal Law No. 340-FZ introducing CbCR requirements was published. The mandatory filing of CbCR is, in general, in line with the OECD recommendations within the BEPS initiative. The law has taken effect on the date of its official publication, and its provisions apply to financial years starting in 2017 (except for the provisions regarding the national documentation). These amendments require multinational corporate enterprise groups with consolidated revenues of over certain threshold to submit annual CbCR, as well as certain other reporting forms detailing multinational corporate enterprises groups operations (locally and globally, respectively), as well as transfer pricing methodologies applied to intra-group transactions. Thus, if we reach the reporting threshold established for the consolidated revenue of the group (over RUB 50 billion if parent company for CbCR purposes is regarded as Russian tax resident or over relevant threshold established in any other jurisdiction as applicable (e.g. EUR 750 million for Cyprus)) we may be liable to submit relevant CbCR. It is unclear at the moment how the above measures will be applied in practice by the tax authorities and courts. It is important that, for example, the above changes and amendments to the Russian Tax Code introduced by the law do not replace the already existing transfer pricing documentation requirements.

As mentioned in “Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations” the OECD is actively developing a ‘two-pillar’ approach in an effort to address the tax challenges arising from the digitalization of the economy (also known as the BEPS 2.0 project). It is currently unclear how this initiative will be addressed in the Russian tax legislation (if at all), what will be the effect from these initiatives and how these initiatives will impact on business and operations.

Certain other changes were introduced to the Russian Tax Code over the recent years, namely changes to types of controlled transactions subject to transfer pricing rules, increase of the VAT rate to 20%, etc.

On 2020, the President of the Russian Federation instructed to start the process of changing the double tax treaties with a number of countries, including Cyprus, Netherlands, Malta, Luxembourg and Switzerland. On September 8, 2020 the protocol on amendment of double tax treaty between Russia and Cyprus was signed. The amendments increased withholding tax rate envisaged by this double tax treaty in respect of dividends and interest to 15% (with certain exceptions). The amendments were ratified in the end of 2020 and came into effect starting from January 1, 2021. Similar protocols were signed with Malta and Luxembourg with effect from January 2021 for Malta and from 1 January 2022 for Luxembourg.

Furthermore, in view of recent events in the first quarter of 2022 Latvia announced the suspension of the double tax treaty with Russia although the treaty does not provide for such mechanism. A similar decision to suspend the DTT until Latvia eliminates its violations of obligations under DTT was confirmed by Russia (President Decree No. 688 dated September 26, 2022) and further developed in draft of the Federal Law No. 260077-8. Despite the fact that such decisions of the Latvia and Russia do not comply with the terms of the DTT and their legal status is not entirely clear, we expect that in practice benefits under the double tax treaty between the Russian Federation and Latvia could be challenged.

After the events in February 2022, a number of countries announced that they suspend international exchange of tax information with Russia (such as Isle of Man, Guernsey, Jersey, Germany, USA, Latvia, Ukraine, Austria, Switzerland). Moreover, on February 14, 2023, Russia was included in the EU list of non-cooperative jurisdictions for tax purposes (“the EU black list”). At the moment there is no certainty what measures the EU countries will apply to Russia and what impact these measures will have on the tax burden in the countries where the company operates. In turn, the Russian Government included Canada and Cayman Islands in Russian “black list” of non-cooperative jurisdictions for tax purposes. Certain tax benefits and exemptions envisaged by the Russian Tax Code could be not achievable if companies from such black-listed jurisdictions are involved, such as exemptions related to international holding companies, CFCs, etc.

Further, in February 2023 Russian Federation was included into the list of jurisdictions non-cooperative in tax sphere (“the EU black list”).

On 15 March 2023 the official press release was published by Ministry of Finance of the Russian Federation stating that the Ministry of Finance and Ministry of Foreign Affairs of Russian Federation initiate the proposal to the President of Russian Federation to issue a decree suspending the application of double tax treaties with the jurisdictions regarded as “unfriendly” until “the unilateral economic and other measures in relation to the Russian Federation violating its rights are removed”. Currently, it is not known how this new initiative will develop. We cannot exclude that Russian double tax treaties with certain jurisdictions may be either denounced or suspended which may result in disallowance of tax benefits with respect to income paid to such jurisdictions from Russian sources. This may lead to the increased tax costs and have an adverse effect on our business and financial condition.

The ongoing conflict between Russia and Ukraine with subsequent increased tension in political environment and introduction of the economic sanctions and counter-sanctions could have effect on international positions related to tax matters and on possible further changes of the Russian tax legislation, introduction of new tax rules and additional tax-raising measures. We cannot exclude the possibility that the Russian Government and (or) other jurisdictions could implement certain unpredictable and unforeseen tax measures which may have a material adverse effect on our business, financial condition and results of operations.

Some of the employees employed by our Russian subsidiaries could work remotely outside the territory of Russian Federation without informing their employers. Although, there are technical arguments to say that our Russian subsidiaries should not be regarded as tax agents with respect to the remuneration paid to such employees we believe that there is certain risk that our Russian subsidiaries could, nevertheless, be asked to withhold additional personal income tax in such situation. In particular, if the tax residency status of the employees has been changed (i.e. the employees become non-residents for Russian tax purposes), we cannot exclude that such Russian employers could be asked to withhold additional personal tax at a rate of 30%. Alternatively, we cannot exclude that the employees could claim from the employer personal income tax withheld from their remuneration received while they worked outside of the Russian Federation. In this case we believe that our Russian subsidiaries could face difficulties in getting this tax refunded/offset from the tax authorities.

There are also officially discussed plans to introduce windfall tax in Russia to be paid by the corporate taxpayers in 2023 or 2024. Although, no formal decisions are taken yet, it is generally understood that such tax is applicable to major taxpayers (except for those operating in oil and gas industry) with profits exceeding certain thresholds. It is aimed to raise overall 200-300 billion rubles to the Russian budget. The tax rate as well as the mechanism of its calculation are not yet agreed. Based on currently available information we cannot exclude that some of our Russian subsidiaries may fall under the scope of the above windfall tax which may have a material adverse effect on our business, financial condition and results of operations.

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

The Russian Ministry of Finance issued clarifications that the concepts expressed in Resolution No. 53 and evolved in the relevant court practice should not be applied by the Russian tax authorities in the course of tax audits following the enactment of new anti-avoidance rules. However, it cannot be excluded that this new concept could be applied by the tax authorities in a broader sense. There were some publications in mass media with reference to the Head of Federal Tax Service of the Russian Federation stating that more than 85% of tax disputes based on Article 54.1 of the Russian Tax Code are ruled out in favor of the tax authorities. Furthermore, recently the Russian tax authorities issued the new clarifications regarding application of Article 54.1 of the Russian Tax Code and on the practice of application of Article 54.1 of the Russian Tax Code where, among other, tax authorities clarify their approach to the general requirement of the Article 54.1 of the Russian Tax Code, approaches to assessing intentionality in the actions of the taxpayer, legal reclassification of operations for tax purposes and the assessment of business purpose criteria. In view of this trend and taking into the account the uncertainties with application of anti-avoidance concept, this could possibly expose our Group to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

The Russian tax authorities may challenge the application of reduced social security contributions, VAT and corporate profits tax rates by some of our Russian companies.

Starting from the January 1, 2022, Russian qualifying IT companies can apply 0% corporate income tax rate instead of general tax rate 20%. The above 0% corporate income tax rate is set for the period from 2022 to 2024. The tax rate after 2024 is not currently established and there is uncertainty on whether 0% or any other beneficial corporate income tax rate could be applied after 2024. IT companies can also enjoy reduced VAT tax rate (0% instead of general tax rate 20%) and a reduced social security contributions rate of 7.6% in relation to payments to employees.

In order to apply the reduced profit tax and social security contributions rates, a taxpayer should be officially accredited to perform IT activity, the share of its income from development, sale and provision of exclusive rights on own developed computer programs and databases, from rendering of services involving development, adaptation, modification and support of computer programs and databases and from some other IT activities with certain exceptions (“preferential IT activity”) should comprise 70% of total income. The VAT exemption applies for providing rights to the use of software and databases included in the Unified Register of Russian Software for Computers and Databases.

Some of our subsidiaries apply reduced social security contributions, profits tax and VAT rates in accordance with the above preferential tax regime for IT companies.

There is some uncertainty as to the classification of some types of activities as preferential IT activities for the purposes of application of the reduced tax rates. Relevant provisions of the Tax Code regarding the requirements for application of benefits for IT companies are relatively untested. Given the absence of substantial administrative and court practice, the tax authorities may challenge the application of reduced rates by some of our subsidiaries. Moreover, there is no assurance that the above tax benefits, including reduced corporate income tax rate of 0%, would not be cancelled or amended going forward. This may have an adverse effect on our business, financial condition and results of operations.

Certain tax reliefs currently applied by some of our Russian subsidiaries having status of participants of territories with special preferential regimes could cease to be available in the future.

Some of our Russian subsidiaries currently apply tax benefits envisaged for qualified participants of territories with special preferential regimes which is aimed to attract R&D activity in a number of specific technical fields. These tax benefits usually provide for tax exemption from corporate income tax, VAT and property tax and for reduced rates of social security contributions. The above tax benefits have a limited validity period and expire after a certain number of years from the date, when taxpayers became participants of such special territories, or upon losing the status of participant of such special territories. In addition, special preferential regime could be lost once certain revenue/profit thresholds are exceeded by the participants. Certain compliance requirements are applicable to the qualifying participants of territories with special preferential regimes, including those required to confirm the eligibility to some of the above tax benefits.

Given that the volume of operations of our Russian subsidiaries applying tax benefits envisaged in special territories could increase over the time, there cannot be any assurance that the financial thresholds required to apply such tax benefits will not be exceeded which will result in losing the eligibility to such benefits. Losing tax benefits envisaged in special territories may have an adverse effect on our business, financial condition and results of operations.

Our Russian subsidiaries are subject to tax audits by the Russian tax authorities which may result in additional tax liabilities.

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

In accordance with president’s decree dated 02.03.2022 №83 Federal Tax Service of Russian Federation issued letter dated 24.03.2022 № СД-4-2/3586@ according to which tax audits for all accredited IT-companies were postponed until the 3rd March 2025, unless tax audit is sanctioned with consent of head of the higher tax authority or with consent of the head of federal tax service. Some of our Russian IT subsidiaries currently enjoy the above preferential approach. There is no assurance that such approach applicable to IT companies will not be cancelled or that our Russian IT subsidiaries will not lose the status of qualifying IT companies to benefit from the above.

Russian transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to all controlled transactions.

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (“controlled” transactions). The list of the “controlled” transactions includes transactions with related parties (with several exceptions such as guarantees between Russian non-banking organizations and interest-free loans between Russian related parties) and certain types of cross border transactions. Starting from 2019, transactions between Russian tax residents are subject to transfer pricing control only if the amount of income from the transactions between these parties within one year exceeds RUB 1 billion and at the same time one of the conditions stipulated in Article 105.14 of the Russian Tax Code (e.g., the parties to the transaction apply different corporate income tax rates) is met. Certain other transactions, such as foreign trade transactions in commodities traded on global exchanges, transactions with counterparties from blacklisted countries, transactions between related parties with participation of the independent intermediary, as well as transactions between the Russian tax resident and foreign tax resident (related parties) remain under control in case the amount of income from transactions between these parties within one year exceeds RUB 120 million threshold. As a side effect of this change, the Russian tax authorities who are entitled to perform tax audits of Russian taxpayers with focus on compliance with existing transfer pricing legislation will no longer be involved in tax audit of transactions between Russian parties due to increased limits on transactions between Russian tax residents but they will be able to pay more attention to cross-border transactions.

The burden of proving market prices, as well as keeping specific documentation, lies with the taxpayers. In certain circumstances, the Russian tax authorities may apply the transfer pricing rules and methods in cases where the rules are formally not applicable, claiming additional tax charges calculated using the transfer rules but based on other tax concepts (e.g. anti-avoidance rules, lack of economic justification of expenses, etc.). For more information see “– Our business in Russia may be deemed to receive unjustified tax benefits”. It is therefore possible that the Group entities established in Russia may become subject to transfer pricing tax audits by tax authorities in the foreseeable future. Due to the uncertainty and developing practice of application of the Russian transfer pricing legislation and some unpredictable effect of possible further changes in Russian tax legislation as a result of current unstable international economical and political environment the Russian tax authorities may challenge the level of prices applied by the Group under the “controlled” transactions (including certain intercompany transactions) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they could have a material adverse effect on our business, financial condition and results of operations.

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

On 30 June 2022 the Cyprus Parliament passed a law introducing detailed transfer pricing legislation, with effect from 1 January 2022, explicitly incorporating the OECD Transfer Pricing Guidelines under legislation in Cyprus. As a result, the Transfer Pricing rules are legislatively implemented and it is now a requirement to justify full compliance with the arm’s length principle on controlled transactions through appropriate documentation.

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

Moreover, having regard to current unstable political and economic environment resulting in recent unfavorable developments in double tax treaty relations between Russia and other countries (see “– Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia”), we cannot exclude that double tax treaty between Russia and Cyprus may be either denounced or suspended in the future which may result in increased tax costs and have an adverse effect on our business and financial condition.

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

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident in Cyprus for tax purposes if its management and control is exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. For more details in relation to tax residency in Cyprus see Item 10.E “Taxation – Material Cypriot Tax Considerations – Tax residency of a company”. On 9 December 2021, the Cyprus Parliament voted to pass into law two bills for amending the Cyprus tax legislation in order to address aggressive tax planning, one of which being the introduction of a corporate tax residency test based on incorporation in addition to the existing “management and control” test.

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

Due to our international structure (see Item 18 “Financial Statements, Note 5. Consolidated subsidiaries”), we are subject to permanent establishment, tax residency rules and transfer pricing risks in various jurisdictions in which we operate. We manage the related risks by looking at management functions and risks in various countries and level of profits allocated to each subsidiary. If additional taxes are assessed in connection with these matters, they may be material.

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

Under the concept of “corporate tax residency” a foreign legal entity may be recognized as a Russian tax resident (see “– Our companies established outside of Russia may be exposed to taxation in Russia”). When an entity is recognized as Russian tax resident it is obligated to register with the Russian tax authorities, calculate and pay Russian tax on its worldwide income and comply with other tax-related rules established for Russian entities. There is still an uncertainty as to how these criteria will be applied by the Russian tax authorities in practice.

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

It cannot be excluded that we might be subject to additional tax liabilities because of these changes being introduced and applied to transactions carried out by us, which could have a material adverse effect on our business, financial condition and results of operations (see also “– We may encounter difficulties in obtaining lower rates of Russian withholding income tax envisaged by the Russia-Cyprus double tax treaty for dividends distributed from Russia”, “Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations” and “Our companies established outside of Russia may be exposed to taxation in Russia”).

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

In the event that the proceeds from a sale, exchange or disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees). In case of non-resident holders that are legal entities or organizations proceeds from sale, exchange or disposal of ADSs would be regarded as Russian source proceeds subject to tax in

Russia at the rate of 20% if more than 50% of our assets directly or indirectly consist of immovable property in located in Russia. Relevant tax may be eliminated under any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief, including beneficial ownership requirements, and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the US-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to a permanent establishment or a fixed base that is or was located in Russia and/or provided that no more than 50% of our assets consist of immovable property situated in Russia (as defined in the treaty). If not less than 50% of our assets were to consist of immovable property situated in Russia, the benefits of the US-Russia double tax treaty may not be available to an ADS holder (whether a legal entity or an individual). For more details, see “Russian Tax Considerations Relevant to the Purchase, Ownership and Disposal of the ADSs”. We believe that this should not be applicable to ADSs as our assets do not directly or indirectly by more than 50% consist of the immovable property located in Russia as of the date of this Report.

Income in the form of material benefit from the acquisition of the ADSs below the fair market value may be subject to Russian personal income tax

Generally, no Russian tax implications should arise for holders of ADSs, whether resident in Russia or not, upon the purchase of the ADSs. However, in certain circumstances, taxable income in the form of a so-called material benefit (imputed income) may arise for holders who are individuals if the ADSs are purchased at a price below market value. The difference may become subject to Russian personal income tax at the rate of 13% or 15% (if an individual’s annual income is over RUB 5 million) for Russian resident holders which are individuals and, if treated as Russian-source income, 30% (or such other tax rate as may be effective at the time of acquisition) for non-resident holders which are individuals, which may be subject to reduction or elimination under an applicable double taxation treaty. Income in the form of material benefit received in 2022 - 2023 is temporary exempt from Russian personal income tax.

We may be classified as a passive foreign investment company (“PFIC”) for US federal income tax purposes, which could result in adverse US federal income tax consequences to US Holders of our ADSs.

We will be classified as a PFIC in any taxable year if either: (a) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (b) 75% or more of our gross income for the taxable year is passive income. For this purpose, cash and assets readily convertible into cash are generally treated as passive assets and our goodwill and other unbooked intangibles will generally be taken into account in determining the value of our assets.

Based on the composition of our income and assets, we believe that we were classified as a PFIC for the taxable year ended December 31, 2022. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. Accordingly, there can be no assurance regarding our PFIC status for any taxable year.

If we are a PFIC for any taxable year during which a US Holder (defined below) holds our ADSs, such holder may be subject to certain adverse US federal income tax consequences. We do not intend to provide the information necessary for the US investor to make a qualified electing fund election with respect to our ADSs. See “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Companies”.

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

While trading in our ADSs has been halted by Nasdaq and trading in our ADSs on the Moscow Exchange is subject to certain limitations, our ADSs have historically traded on both Nasdaq and the Moscow Exchange. See “–Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although we requested a hearing to appeal the delisting determination, there can be no assurance that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations”, Prior to the trading halt, trading in our ADSs on these markets occurred in different currencies (US dollars on Nasdaq and Russian rubles on the Moscow Exchange) and at different times (due to different time zones, trading days and public holidays in the US and Russia). The trading prices of our ADSs on these two markets may differ due to these and other factors. The liquidity of trading in our ADSs on the Moscow Exchange is limited and has been even more limited due to the lingering stock market infrastructure issues resulting from the EU sanctions in relation to NSD, which made it impossible to settle ADSs between the markets. If the trading halt and restrictions are lifted, inherent limited liquidity of our ADSs on the Moscow Exchange may impair your ability to sell your ADSs on the Moscow Exchange at the time you wish to sell them or at a price that you consider reasonable. In addition, trading of a small number of ADSs on that market could adversely impact the price of our ADSs significantly and could, in turn, impact the price in the US. Any decrease in the trading price of our ADSs on one of these markets could cause a decrease in the trading price of our ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, there can be no assurance that ADSs resume to move between markets in the current market environment.

Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline.

If any of our significant shareholders sell, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 62,712,975 ordinary shares, including those represented by ADSs. Our shares that are not currently represented by ADSs could generally be added into our ADS program in relatively short order, subject to applicable securities laws restrictions. The only significant shareholder (see Item 7.A “Major Shareholders”) has certain registration rights and are able to cause us to conduct registered offerings. A significant sale of our securities by any of these holders or any other future owner of a substantial stake in our company could have a detrimental effect on the trading price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the US and most of our current directors and executive officers reside outside the US.

Our presence outside the US may limit investors’ legal recourse against us. We are incorporated under the laws of the Republic of Cyprus. All of our current directors and senior officers reside outside the US, principally in the Russian Federation. Substantially all of our assets and the assets of our current directors and executive officers are located outside the US, principally in the Russian Federation. As a result, investors may not be able to effect service of process within the US upon our company or its directors and executive officers or to enforce US court judgments obtained against our company or its directors and executive officers in Russia, Cyprus or other jurisdictions outside the US, including actions under the civil liability provisions of US securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the US, liabilities predicated upon US securities laws. There is no treaty between the US and Russia providing for reciprocal recognition and enforcement of foreign court judgments in civil and commercial matters. These limitations may deprive investors of effective legal recourse for claims related to their investment in our ADSs.

Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares.

In order to raise funding in the future, we may issue additional class B shares, including class B shares represented by ADSs. Generally, existing holders of shares in Cypriot public companies are entitled by law to pre-emptive rights on the issue of new shares in that company (provided that such shares are paid in cash and the pre-emption rights have not been disapplied). Our ADS holders may not be able to exercise pre-emptive rights for class B shares represented by ADSs unless applicable securities law requirements are adhered to or an exemption from such requirements is available. In the US, we may be required to file a registration statement under the Securities Act to implement pre-emptive rights. We can give no assurance that an exemption from the registration requirements of the Securities Act would be available to enable US holders of ADSs to exercise such pre-emptive rights and, if such exemption is available, we may not take the steps necessary to enable US holders of ADSs to rely on it. Accordingly, our ADS holders may not be able to exercise their pre-emptive rights on future issuances of shares, and, as a result, their percentage ownership interest in us would be reduced.

In April 2013, our shareholders authorized the disapplication of pre-emptive rights for a period of five years from May 8, 2013, the date of the closing of our initial public offering, in connection with the issue of up to an additional 52,000,000 class B shares, including in the form of ADSs. Such disapplication has expired on May 8, 2018, and while we have solicited further disapplication by our shareholders, such disapplication has not been supported by our public shareholders so far. If no further disapplication of pre-

emptive rights is approved by our shareholders, any of our share issuances would be subject to the pre-emptive rights of our shareholders which some of our ADS holders may not be able to exercise due to the factors described above. At the same time, to the extent we attempt an offering of ADSs in the US pursuant to the pre-emptive rights of our shareholders, we may not be able to do so due to the fact that rights offerings are difficult to implement effectively under the current US securities laws, and our ability to raise capital in the future may be compromised if we need to do so via a rights offering in the US.

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

In 1Q 2022, QIWI convened an EGM to approve a buyback program. On the recommendation of the Board of Directors it was proposed to approve acquisition by the company directly or through any of its subsidiary of ordinary shares of the company represented by the ADSs listed at Nasdaq Global Select Market and Moscow Exchange (MOEX), and to authorize the Board to buyback ordinary shares of the company represented by the ADSs. The Board of Directors did not approve the commencement of the buyback program due to the stock market infrastructure issues resulting from the introduction of European sanctions against the Russian National Settlement Depositary. See Item 3D Risk Factors “– We cannot guarantee that we will buy back any of our ordinary shares represented by ADSs pursuant to the buyback program approved by our shareholders or that our buyback program will enhance long-term shareholder value”

In 3Q 2022, QIWI acquired IntellectMoney, a payment solutions provider for the e-commerce market. The transaction was a part of QIWI’s strategic ambitions to develop its b2b operations and enhance offering for the small and medium-sized businesses.

In September 2022 QIWI acquired a 9.9% stake in PYYPL within series B funding round for the total consideration of RUB 327 million. PYYPL is an innovative fintech company that provides financial services for underbanked customers mainly in the Middle East and North Africa (MENA) region. The company operates on a proprietary blockchain based technology platform that enables clients to manage money and use all the essential financial services directly from a mobile phone. QIWI and PYYPL share a common goal to advocate financial inclusion.The transaction allows QIWI to penetrate rapidly growing and digitalizing payment and financial services markets of MENA region.

In December 2022, QIWI entered into an agreement to acquire a 79% share in RealWeb for a total consideration of RUB 1,773 million. RealWeb is a leading full-cycle digital marketing service provider in Russia, which offers clients with context and media advertising management services, social network presence, programmatic, CPA and mobile marketing type of services. The transaction aims to faster penetrate the growing advertising and digital marketing business segments based on RealWeb expertise.

In 4Q 2022, we presented Sustainable Development Strategy and released our inaugural 2021 Sustainable Development Report prepared in accordance with the GRI standards. QIWI aims to create financial comfort through simple, affordable and technological financial products, covering the demands of people of different ages, races, lifestyles and professional fulfillment.

Our Sustainable Development Strategy is aligned with the Sustainable development goals of the United Nations and focuses the following action areas:

●	Financial Inclusion,
●	Digital Bank, and
●	Employees.

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

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2022 and for those currently in progress, see Item 5 “Operating and Financial Review and Prospects”.

For a description of the rules and regulations under which we are governed, see Item 4 “Regulation”.

B.	Business Overview

We are a leading provider of cutting-edge payment and financial services in Russia and the CIS. For over 20 years we have been at the forefront of fintech innovation to facilitate and secure digitalization of payments and take care of the financially underserved clients. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products through our main product families: QIWI payment and financial services ecosystem for merchants, including QIWI Business products for the leading B2B markets: banks, SME, e-commerce, taxi, recycling, payouts for outstaff and self-employed, and B2C clients across various digital use cases; ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, Taxiaggregator SaaS platform for taxi companies and drivers, RealWeb context and media advertising management services, provision of social network presence, programmatic, CPA and mobile marketing services, as well as several startup projects at various stages of development.

We have an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. As of December 31, 2022, our network allows our customers and partners to accept and transfer RUB 156 billion of cash and electronic payments monthly and our money remittance payment platform CONTACT connects businesses and people across the globe via thousands of service points. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand offers small and medium-sized businesses (SMEs) digital factoring, bank guarantees and other financial solutions. Our full-cycle digital marketing service provider RealWeb operates on its proprietary technological solutions: the Centra as a marketplace of advertising products and services, the МЕТА platform which provides complex, end-to-end, customized business applications, the GARPUN as an automated system for managing context advertising.

We continuously strive to broaden the scope of services, products, and use cases that we offer our customers and partners and aim penetrate new market niches where our offering could be a fit. We believe the complementary combination of our physical and virtual payment and financial services as well as our open infrastructure provide differentiated convenience to our customers and create a strong network effect that drives payment volume, scale across the business and helps us sustain robust profitability.

We operate in and target growing markets and segments that lack convenient digital solutions for customers and partners to pay or accept payments for goods and services, transfer money or use other financial tools in online, mobile and physical environments or that are largely cash-based. We help consumers, merchants and partners connect more efficiently in these markets by providing an integrated network of virtual wallets, applications, acquiring and payout services, open APIs and physical distribution points as well as payment gateways and methods that enable consumers to use differentiated funding sources to pay to any merchant or to another user in or outside of our network or access other services quickly and securely through a variety of interfaces.We believe our expertise, infrastructure and efficient business model make us well positioned to benefit from strong secular tailwinds, including growth of the gig economy, overall digitalization of payments, and e-commerce trends.

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

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest digital, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that the breadth and reach of our network and product offering, along with the proprietary nature of our technology platform, differentiates us from our competitors and allows us to effectively manage and update our services and realize a strong operating advantage with growth in volumes and diversification of our product offering. Historically, our payment services business has been a major part of our operations and it currently generates most of our revenues. We are constantly striving to diversify our product offering and range of services with certain new projects contributing to our payment services business and others aimed at penetrating new areas of the financial services market. In order to best reflect our current operational and management structure, we distinguish two key operating segments, as set out below:

●	Payment Services segment, which encompasses our virtual distribution services, including QIWI Wallet and other QIWI applications, payment channels and methods; physical distribution, including our kiosks, terminals and other retail points of service, CONTACT Money Remittance system; and our merchant focused services, such as acquiring services;
●	Corporate and Other category, which encompasses expenses associated with the corporate operations of QIWI Group, as well as our R&D, early stage business models or non-core projects, and projects that don’t pass the threshold for qualifying as separate reporting segments, including ROWI, Flocktory and RealWeb.

Payment Services

Payment Services historically have been and continue to be our key business and core area of expertise. We offer our customers and partners unique payment processing infrastructure with easy on-boarding and diverse functionality that works seamlessly across virtual and physical channels and a wide range of accessible, intuitive digital services. We aim to develop a secure and convenient multi-use case platform to help our customers and partners satisfy a full range of their transactional and financial needs, which among others include:

·acceptance of payments;

·mass payout;

·issuance of plastic and virtual bank cards;

·internet acquiring;

·payment gateways;

·various while label solutions;

·classic money remittance services via CONTACT payment platform

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

In 2020, 2021, and 2022, we processed RUB 1,617 billion, RUB 1,735 billion and RUB 1,875 billion in payments, respectively.

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

In 2020, 2021 and 2022, we had 14.5 million, 12.1 million, and 13.8 million active virtual wallets registered with our system as of year-end2 , respectively. The decline in number of active virtual wallets in 2021 primarily resulted from the introduction of limitations on the anonymous wallets and enhancement of certain KYC, identification and compliance procedures. The number of active wallets was also affected by the CBR restrictions imposed in December 2020 resulting in outflow of clients that customarily used our services specifically for payments to merchants that have become subject to the restrictions. Furthermore, most of the 1.3 million QIWI wallet accounts previously created solely for the purposes of making bets via QIWI TSUPIS using payment methods other than QIWI wallet have been inactive since October 2021 when QIWI stopped providing TSUPIS services. We noticed the increase in number of active virtual wallets in 2022 due to the changes in the competitive landscape which led to an increase in the use of QIWI Wallet as a payment option. However, given the current political and economic climate it's uncertain whether this trend is long-term or whether we only observed the one-off effect.

Apart from the broad functionality of our core QIWI Wallet product, we aim to offer our consumers certain additional products and applications that complement or enhance our main value proposition. For instance, our QIWI Bonus offers discounts, cash-backs and loyalty programs from our merchants, which became a point of differentiation in 2021 after the major cashback providers have withdrawn or significantly reduced their cashback programs. We are also developing digital money remittance services as part of CONTACT money remittance system proposition. Additionally, we offer our customers an open API (Application Programming Interface) solution that allows to customize the interface of QIWI Wallet to make payment acceptance and collection more convenient. QIWI Wallet open API is one of the core features of our QIWI Master product that was developed specifically for self-employed individuals working in the online advertising industry. QIWI Master allows them to issue an infinite number of virtual cards that can be linked to one QIWI Wallet in order to track costs for different advertising campaigns simultaneously in an intuitive and user-friendly manner.

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

2 Active QIWI wallet accounts are calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date, excluding wallets opened for technical purposes.

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

QIWI branded kiosks and terminals historically have been the primary means that consumers use to reload their QIWI Wallet accounts. In 2015 the percentage of reloads made through bank cards, mobile phone balances and directly from bank accounts was less than 15% of total reloads, increasing to more than 25% in 2016. After that we observed a further increase in the proportion of non-cash reload channels as well as the growing share of top ups through different payout mechanisms. As of the end of 2022, the share of these non-cash top-ups surpassed 87% of the total reloads following the decline in the number of our kiosks and third party kiosks on the market (see Item 3D “Risk Factors — Risks Relating to Our Business and Industry — A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”) and diversification of our payment infrastructure and product offering as well as overall market trend towards digitalization of payments.

Our International Virtual Wallets

As of December 31, 2022, the vast majority of active QIWI Wallet accounts were based in Russia. We also have a limited number of electronic wallets in Kazakhstan.

QIWI Prepaid Cards

At the end of 2009, we launched a prepaid card program in partnership with Visa Inc. Qiwi Visa prepaid cardholders enjoy all the benefits of a Visa card without having to open a bank account or credit line, eliminating the perceived risk of fraud associated with traditional credit and debit cards. Our QIWI Visa Plastic Card is a physical card that can be used to make purchases online or in a physical retail environment through a POS terminal from any merchant that accepts Visa branded cards. QIWI Visa Plastic Cards are linked to the balance of the consumer’s QIWI Wallet and can serve as another extension of QIWI Wallet in to the physical environment. Up until March 10, 2022, these cards could be ordered through a QIWI Wallet. Visa QIWI Plastic Card complemented our online capabilities and offers customers a wide range of use cases such as full scope light banking services including cash and electronic reloads, intuitive online interfaces, all types of payments and remittances and cash withdrawals from participating ATMs.

On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering banks unable to issue Visa and Mastercard cards, including our Qiwi Bank. Effective March 10, 2022 transactions with Visa and MasterCard cards issued in Russia are no longer supported by these payment systems and these cards no longer work outside of the country. In addition, any Visa and MasterCard cards issued by financial institutions outside of Russia don’t work within the Russian Federation. Nevertheless, operations with such cards issued in Russia before the announced changes remain uninterrupted as they are processed through the alternative payment system. Due to these changes QIWI is no longer able to issue VISA prepaid cards. As majority of our operations conducted in rubles and availability of QIWI Wallet services as payment method was not affected, we do not see any meaningful impact on our operations and financial results due to such changes.

Physical distribution

Overview

Our physical distribution comprises approximately 62,000 kiosks and approximately 12,000 terminals (including various interfaces at physical points of service) that are assembled and sold by third party manufacturers. These kiosks and terminals run our proprietary software, which provides the customized interfaces that display our broad range of payment services and ensure the connectivity to our processing platform.

In 2020, 2021 and 2022 we had approximately 94,000, 75,000 and 62,000 kiosks and around 19,000, 18,000 and 12,000 terminals in our network as of year-end, respectively (for a discussion of the dynamics of the number of kiosks and terminals please see Item 5A “Operating Results – Key Measures of Financial and Operational Performance”). We have deployed our network of kiosks and terminals using a proprietary agent model. Under this model, kiosks are assembled by third-party manufacturers using our proprietary specifications and are then purchased by over 2,000 agents responsible for placing, operating and servicing the kiosks in high-traffic and convenient retail locations (the number of active agents includes only those who own kiosks and terminals. For reference, the number of active agents in physical distribution in 2020 and 2021 was 3,422 and 3,052, respectively). In addition, an agent-owned point of sale terminal, computer, laptop or mobile phone can serve as a QIWI terminal once our proprietary software is installed on it, which allows the agent to process consumer payments to merchants through our system.

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

In addition to kiosks, our network includes approximately 12,000 terminals at various retail locations. We provide these businesses with access to our network through our proprietary software and process payments made by their customers.

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

For more details on number of kiosks and terminals see Item 5A “Operating Results - Number of active kiosks and terminals”.

Our Agents

Our agent base includes more than 2,000 agents who own kiosks and terminals and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Apart from the larger agents such as consumer electronics retailers or banks, many of our agents are small to medium-sized businesses, which we believe provides them with insights into local market dynamics.

Our agents determine the consumer fee for a number of services, while we may limit it and set, if applicable, consumer commissions for services of other categories of merchants. Moreover, we can cap these fees depending on our marketing actions or merchant’s request. When the fee payable by the consumers is absent or capped, we normally award the agents an increased portion of merchant fees.

For more details on number of agents see Item 5A "Operating Results - Number of active kiosks and terminals".

Merchants

In 2020, 2021 and 2022 we had approximately 10,900, 7,700 and 7,800 merchants active on a monthly basis in our system as of year-end, respectively. The decline in number of merchants was primarily driven by the CBR restrictions imposed in December 2020. Our merchants are vendors, including online retailers and service providers, betting companies, banks, microfinance organizations, money remittance companies, mobile network operators and utilities. With our extensive list of merchants, we aim to create a “one-stop” experience for our consumers. Consumers can easily access our merchants through QIWI Wallet, while our larger merchants can also be accessed through hyperlink icons placed directly on kiosk screens and, since any of our kiosks can be used as an interface to register a QIWI Wallet account or to access an existing one, the merchant offering is effectively the same for all our payment services interfaces. In addition, QIWI Wallet accounts can be linked to virtual or physical prepaid cards that can be used to make purchases at any merchant accepting these cards, including certain countries and financial institutions outside of Russia.

We operate in specialized high-growth markets and segments that lack convenient digital solutions, are underserved by traditional banks and in some cases remain primarily cash-based. We believe our expertise and ability to deliver transparency and fintech solutions into such markets uniquely position us to benefit from strong secular trends towards the digitalization of economy. We aim to sustain a high-growth and return-driven profile, expanding our leadership in the key niches and developing products to enter new markets.

Our strategy is for QIWI to become the leading fintech platform for underbanked customers. We plan to use our extensive customer outreach and data to develop products and services focused on clients whose needs are not fully serviced by traditional banks, such as online SMEs, self-employed individuals, migrants, and similar customer groups. We anticipate that our expertise in the payment services and the variety of existing end-to-end products for the B2B channel will serve as a backbone for various digital players in digital commerce and entertainment, self-employed space, and others. At the same time in long term we aim to grow beyond the core fintech services on adjacent sizable markets using our developed infrastructure and offering vertical solutions for e-commerce.

Corporate and Other Category

The Corporate and Other category includes expenses associated with the corporate operations of QIWI Group as well as our research and development initiatives, and early stage or non-core projects and business models that we are developing (see Item 3D “- If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs.”)

Apart from corporate expenses as of December 31, 2022 this category includes primarily:

●	ROWI, a service that offers digital structured financial products to small and medium-sized enterprises. ROWI provides digital factoring solutions for businesses and issues bank guarantees to entities participating in public procurement procedures. In 2021 ROWI also started to provide online loans for performance of public procurement contracts and loans for marketplace sellers based on sales analytics;
●	Flocktory, a SaaS platform for customer lifecycle management and personalization focused primarily on the development of automated marketing solutions for the e-commerce, financial, media and travel industries, based on data collection and analysis.
●	RealWeb, a full-cycle digital marketing service provider in Russia, which offers clients with context and media advertising management services, social network presence, programmatic, CPA and mobile marketing type of services;
●	Other projects: a number of various venture projects, which are currently immaterial in the overall composition of our business.

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

ROWI

We launched the Factoring PLUS project in 2018. It currently operates through ROWI Factoring Plus LLC and ROWI Tech LLC, our fully consolidated subsidiary in which we own 51%. In 2021 Factoring PLUS project was rebranded as ROWI. It offers its clients several structured financial products: digital factoring services, digital bank guarantees for public procurement participation and execution, online loans for performance of public procurement contracts and online funding for marketplace sellers based on sales analytics.

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

As of December 31, 2022, ROWI has over 730 active factoring clients with a total factoring portfolio of RUB 12.6 billion.

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

In 2022, ROWI project issued over 92,200 bank guarantees. As of December 31, 2022, total value of digital bank guarantees portfolio reached RUB 81.5 billion.

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

Flocktory operates in Russia and Spain. Its business is primarily focused on two main business lines: marketing automation and personalization and performance marketing solutions for online platforms (e.g. e-commerce, financial, media and travel industries), and consists primarily of a SaaS platform for customer lifecycle management and performance marketing advertisement products.

Flocktory product portfolio includes two key product segments: Performance Marketing segment and Personalization & Marketing Automation. Performance Marketing comprises e-mail retargeting and consumer traffic exchange solutions designed to generate additional leads and orders. The purpose of Personalization & Marketing Automation (MarTech) is to enable clients to set up automated, personalized marketing campaigns with their own end customers via various channels (on-site personalization, e-mail, push and others) to improve sales on the platform while also collecting and analyzing data for continuous improvement of clients’ digital marketing strategies.

E-commerce is the key market segment for Flocktory, with revenue improvement supported by a clear trend for online growth, shift towards omnichannel models, rise of mobile commerce. Flocktory’s products are also popular among banks, insurance companies, payment systems, MNOs, travel industry, streaming services and many others.

RealWeb

We acquired a 79% effective stake in RealWeb in December 2022 with an option to acquire the remaining minority interest to be acquired within the following 6 months.

RealWeb, as a Group of companies, is a full-cycle digital marketing service provider in Russia, which offers clients context and media advertising management services, social network presence, programmatic, CPA and mobile marketing type of services.

RealWeb was founded in 1998 and positions itself as a full-service digital agency (creating media and video ads, contextual advertising, SEO-promotion, SMM). RealWeb operates on its proprietary technological solutions: the Centra, the META and the Garpun. The Centra is a marketplace for advertising products and services. The platform allows to connect an extensive number of websites and services and manage effectively advertising campaigns through a single interface. It also enables access to a wide base of vendors and service providers for collaboration. The МЕТА platform aims to provide complex, end-to-end, customized business applications. It gathers information and automates business processes in the digital agency resulting in higher operational efficiency of operations and superior quality of customer service. The GARPUN is an automated system for managing context advertising that enables the creation of adaptive and efficient marketing campaigns of any complexity.

The customer portfolio of RealWeb include companies with operations in the insurance and financing, pharmaceutical, automotive, FMCG, real estate, and e-commerce industries.

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

Qiwi Bank also serves as the issuer of bank guarantees and loans for performance of public procurement contracts within the framework of our ROWI project.

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

We obtained a VisaNet Processor status in July 2014, as a part of our relationship with Visa. This effectively allowed us to process Visa transactions on behalf of other Visa member banks before March 5, 2022, when Visa and Mastercard suspended membership of all their Russian members (see ITEM 5 “Operating and Financial Review and Prospects – “Impact of geopolitical developments in Russia and related sanctions”).

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

Technology Platform

The QIWI Private Cloud solution is a combination of hardware and core infrastructure platform for all company services that employs multiple geo distributed datacenter sites. Each of the sites is a separate platform capable of maintaining the performance of all systems independently. To ensure stable communication between the sites, a multi-triangle dedicated communication system comprised of duplicated fiber-optic communication lines has been implemented. This architecture conforms to the principle of double fault tolerance, which means that up to two communication channels can be damaged without affecting the stability of the whole system. All of our data centers are functioning in an active-active mode and are linked to QIWI Private Cloud, each of them capable of handling twice the usual traffic. We use a different cluster and Fault Tolerance technologies at each site to provide additional availability of our services. This allows us to employ a distributed storage network and maintain protection against attacks like Distributed Denial of Service attack (DDoS). Due to widespread use of open source technologies, solutions and tools, QIWI Private Cloud is a flexible, easily scalable, adaptable and efficient ecosystem.

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

Architecture

QIWI is using cutting edge microservices architecture based on the containers, proprietary management system and software defined network and infrastructure. It includes more than 650 microservices, out of which over 290 have their own databases. This ecosystem has a potential to handle more than 20 independent teams continuously making changes to their respective products.

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

As of the date of this report, most of our employees continued to work remotely. In order to mitigate the risk of information security system breaches during remote work, we conducted additional training for our employees customized for the "work-from-home" environment. The focus of the Information Security team has shifted to endpoint protection. There was no increase in critical incidents after the transfer to remote work.

We have our Information Security Policy which is based on the requirements of international standards and applies to all companies of the Group. We assess compliance with information security requirements using our own methodology. With the help of independent experts we assess the compliance of our infrastructure with the internal Information Security Policy. We undergo external audit of compliance with ISO/IEC 27002:2022 Information security, cybersecurity and privacy protection – Information security controls: every two years. Based on the audit results, we evaluate the effectiveness of our system of information security management.

Anti-fraud system

In order to analyze all transactions in real time, we utilize a hybrid anti-fraud system based on our proprietary QIWI AF solutions.

The anti-fraud system monitors and analyzes both payment transactions and additional information about non-payment transactions, such as data on users’ authorizations in applications, changes in account properties, changes in user identification data, etc. The system is incorporated into all processes within the company. We update rules daily based on our review of customer requests and the analysis of suspicious transactions and anomalies.

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

Sales and Marketing

To promote our key products we have developed a standalone Marketing and Sales strategies for B2B and B2C streamlines.

We currently operate a number of widely known brands including primarily QIWI, QIWI Business, ROWI, and Flocktory. We believe that our umbrella QIWI brand is a household name in Russia. We have launched special projects with various leading financial and IT media sources, which led to a distinct growth of QIWI brand awareness. Furthermore, in 2022, we arranged and took part in 14 conferences for the top B2B markets, including SME, e-commerce, taxi, recycling, and payouts for outstaff. We also participated in a major financial conference of the year, Finopolis, which gathers top Russian financial institutions.

We are constantly improving our customer service practices and in 2022 we managed to reduce the time spent on queries through different channels leading to a higher response rate and total number of processed requests. In 2022, based on customers feedback Qiwi bank's positions on bank rating websites have significantly improved.

In order to encourage open communication, attract new clients, exchange helpful content with existing customers and keep our users updated on changes in the financial sphere, we have relaunched our key Telegram Channel for B2B-audience, "QIWI Today" and created an online platform for B2C-users. In addition, to further promote QIWI Business we started to develop additional content oriented on SMEs helping to grow its financial literacy in such areas as legislation, tax reporting, legal studies, effective budget planning via various marketing channels: Social Media, Telegram Channels, emails. We have also provided educational content to our customers to decrease fraud instances and increase the percentage of our users who practice financial cybersafety.

As a part of our marketing and advertising strategies, we regularly conduct targeted marketing campaigns and client segment research. QIWI's research focuses on the key categories of our business and the markets we operate. The research allows us to better understand our key customer groups and increase brand awareness in the media, positioning QIWI as a company that knows clients’ needs and provides user-friendly and simple financial solutions.

We regularly carry out situational studies of business and consumer behavior in the Russian payments market. For instance, we analyze how spending changes across key payment categories in the B2B and B2C payment channels.

Competition

The most significant competitive factors in our business are speed, convenience, network size, accessibility, loyalty programs, reliability, security and safety, service level, product portfolio and price. Our competitors include retail banks, non-traditional payment services providers (such as retailers, social networks and MNOs), traditional kiosk and terminal operators and, electronic payment system operators and other companies that provide various forms of financial and payment services, including electronic payments and payment processing services. Competitors in our industry seek to differentiate themselves by features of their products and services and functionalities, including service level, onboarding process, product portfolio, accessibility, safety, reliability, price, etc. A significant number of our competitors have greater financial, marketing and human resources to pilot and roll out new products and services, operate robust networks and are highly regarded by consumers. See Item 3D “Risk Factors – The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources”.

In Russia we compete with retail banks focused on well-developed electronic payment solutions such as Sberbank, Russia’s largest bank that is majority-owned by the Russian state, which benefits from a large retail network, Alfa-Bank, one of the leading private Russian retail banks, and Tinkoff Bank, which positions itself as a specialized bank focused on innovative online retail financial services. Numerous other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions. In response to the Ukraine conflict several of Russia’s largest banks, including Sberbank, Alfa-Bank, VTB, and others which together account for a vast majority of Russia’s banking sector, as well as a number of lesser banks are now on the US Department of the Treasury’s Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons (SDNs), such that their property in the US is blocked and US persons are prohibited from dealing with them, and are also subject to various EU and UK sanctions. On March 2, 2022, a number of major Russian banks were banned from the SWIFT system by the EU. In addition, numerous companies from the US, EU, UK and other countries have suspended, wound down or substantially scaled back their Russian operations, or announced plans to do so, for reputational reasons even where not necessitated by the sanctions regime. It has been observed that businesses from the US, EU, UK and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, and Russian consumers unable to execute purchases from most foreign merchants, which is expected to have a negative, albeit limited, effect on our payment volumes due the shutdown of cross-border transactions. See "– A vast majority of major Western businesses, including a number of companies whose products are important to our business, have withdrawn from, suspended, wound down or substantially scaled back activities in Russia" .The above mentioned factors have a significant impact on the competitive landscape in favor of smaller payment and financial service providers such as QIWI resulting into increased payment services volumes and improved payment services net revenue yield (see Item 5A “Operating Measures”). Overall, the military conflict in Ukraine is continuing to unravel, and we cannot predict how it will unfold or the impact it will have on our business or results of operations in the future.

Sberbank has long adhered to the strategy of innovation in the financial and payments space and has been focusing on the promotion of alternative banking channels, such as kiosks, internet banking and mobile banking. Sberbank is the market leader of the Russian payments market, has access to significant financial resources, and possesses an extensive nationwide network of branches. It actively develops its online payment services capabilities, including through its online and mobile banking platform Sberbank Online and through YooMoney, one of the major electronic payment service providers in Russia formerly operated through a joint venture with Yandex, a leading Russian diversified technology company, which Sberbank bought out entirely in 2020. These factors give Sberbank a substantial competitive advantage over us in the payments business as well as any other financial services businesses that we pursue or may pursue. Additionally, Sberbank is pursuing a strategy to transform itself into a multi-purpose digital ecosystem offering, in addition to its core banking and payments products, a variety of diverse online services including e-commerce, entertainment, telemedicine, food delivery, online theaters, and others. The increasing domination of a major bank such as Sberbank in various online services, particularly e-commerce, may make customer acquisition and retention more complex and costly for smaller independent payment services providers such as ourselves. Although Sberbank ability to retain and attract customers was affected by the sanctions regime, for instance its application is not available on Google Play or Apple Store, the bank is looking for alternative methods to provide their services to its clients.

Alfa-Bank is a major retail bank that combines a strong competitive position in the traditional retail banking sector with a focus on developing innovative financial and payments solutions.

Tinkoff Bank is a provider of online retail financial services operating in Russia through a high-tech branchless platform. Similarly, to Sberbank, Tinkoff Bank announced in December 2019 the launch of a super-app designed to be its own marketplace and an entry point to all of the numerous lifestyle services of Tinkoff and its partners. Tinkoff is also our major competitor in the self-employed servicing market, which is important to us as a key strategic growth stream. We provide different complex payment and payout solutions to diverse businesses, such as taxi companies (payments to taxi drivers) or delivery businesses (payments to couriers). These products are somewhat similar in nature to salary programs and certain other products offered by traditional retail banks, thereby exposing us to competition from all banks that offer such services for self-employed, particularly those similarly focused on convenience of on-boarding and use as well as customizable and user-friendly interfaces, such as Tinkoff and other major Russian banks with actively developing self-employed individuals and sole entrepreneurs servicing programs. For example, Tinkoff Bank has acquired Jump.Finance – the company provides automatic payout solutions to the companies, working with self-employed individuals.

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

The competition in the digital money transfer services space is also further intensifying as key market players including retail banks develop and digitalize their products. Recently the Central Bank of Russia in cooperation with other banks established an instant payment system ("IPS"), in which all major Russian retail banks participate, and which enables instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. It may prove difficult for our digital money remittance solutions to compete with such system on the basis of convenience, price, or otherwise, particularly since it often features zero or relatively low commissions. There can be no assurance that the commissions within the IPS will not further decrease, whether as a result of a regulatory action or a market trend. Besides banks, there are also companies, specializing in digital money transfers such as KoronaPay (Russian service), and Western Union which suspended its operations in Russia since February 2022.

Another CBR initiative that may adversely affect our business is the proposed introduction of the "digital ruble", an official digital form ofcurrency that will exist alongside the traditional monetary system in Russia. The electronic payments businesses may be adversely affected. During 2022, the CBR together with a number of selected banks ran various tests on transactions with the use of digital ruble, including opening and replenishing digital wallets, transfers between people, including the use of mobile banking applications, and payment for goods and services. The CBR intends to start testing C2B transactions using actual digital rubles on a small set of pilot banks' clients in 2Q 2023. There are risks associated with the loss of income from remittances, as well as additional costs for the implementation and maintenance of security systems for servicing the digital ruble, even though the tariff conditions for use of the digital ruble have not yet been determined for market participants. The CBR also intends to begin work on a cross-border settlement model using the digital ruble in 1Q2023.The introduction of the digital ruble may have a significant impact on the competitive landscape in the payments industry.

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

We also face competition from other non-traditional payment service providers that have substantial financial resources, such as major tech businesses branching out into fintech, including Yandex, which released a debit card with cashback for its services and a deposit available through the FinUslugi aggregator platform in 2022, Russian leading marketplace Ozon, which also developed a captive bank and introduced a debit card with discounts for the purchase of their goods, another Russian leading marketplace Wildberries which is also developed a captive bank, Alibaba with its financial services subsidiary Ant Financial (however, usage of AliPay was challenged by sanctions as there is no option to use cards, issued in Russia),VK (formerly Mail.ru Group), and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have developed various payment solutions. Yandex in particular is the market leader in the Russian ride-hailing business which we actively service, and accordingly we could face intense competition from them in this sector. We also note that due to the rapidly changing operating environment, customer behavior and developments with westerns sanctions against Russia as well as countersanctions, many companies are constantly reviewing their plans and strategies in many cases without further notice to other market participants.

Globally, there is a steady influx of new fintech businesses looking to challenge and disrupt the payments and financial services industry. These include so-called “challenger banks” such as Starling, Monzo, N26, Revolut, Atom and Tandem, who develop various digital banking and financial services and compete with various aspects of our services offering (to the best of our knowledge, none of the aforementioned companies has entered the Russian market as of the date hereof and the possibility of their entering the Russian market is uncertain due to the geopolitical situation). Since the development in the fintech space is rapid, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup costs”.

We also compete against some directly comparable businesses, such as electronic payment system operators (primarily YooMoney and WebMoney and previously PayPal which suspended its operations in Russia since February 2022) and kiosk, terminal and e-wallet operators, including Comepay and Elecsnet.

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

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services, such as factoring, digital bank guarantees services,online loans to public procurement tender participants and factoring services for marketplaces suppliers, which we offer through our ROWI project (formerly known as Factoring PLUS, rebranded in 2021). In connection with each of these projects, we face intense competition from a multitude of commercial and retail banks. Such banking institutions often have more established businesses in the various services similar to those offered by us. While we seek to differentiate our products from the competition on the basis of enhanced user experience, price and add-on features, there cannot be any assurance that we will be successful in doing so due to the number of competitors and their level of sophistication.

Intellectual Property

Our intellectual property rights are important to our business. We rely primarily on a combination of contract provisions, copyrights, trademarks, patents and trade secrets to protect our proprietary technology and other intellectual property.

Our in-house know-how is an important element of our intellectual property. Our key software has been either developed in-house by our employees or acquired from the third parties. Accordingly, we seek to enter into confidentiality agreements and incorporate copyright assignment clause into employment contracts with our employees and to enter into confidentiality and copyright assignment agreements with the third parties, inter alia with the external developers, and we rigorously control access to our proprietary technology. We hold copyrights for our key software applications. We have also obtained copyright registrations for some of our software in Russia and in the US.

QIWI, CONTACT money transfer system, ROWI, IntellectMoney, RealWeb, AdHands, Garpun, Centra and Devision logotypes are registered trademarks in Russia and several other countries, including the CIS countries. Rapida logotypes are also registered trademarks in Russia. However, a number of applications for registration of our brand and logotypes are still pending.

Employees

The following table sets out the average number of employees for the years ended December 31, 2020, 2021 and 2022 by function.

	For the year ended
	31 December,
	2020	2021	2022
Qiwi Group
Front Office	955	435	453
Back Office	1,213	901	961
IT Personnel	697	567	704
Total	2,865	1,904	2,118

Our management structure is currently a mix among business functions and business units. Function managers are focused on centralized functions such as finance, strategy, legal, compliance and certain other functions, while business unit managers oversee the operations of the respective business units for which they are responsible. During 2022, we had two distinct key business units in accordance with the structure of our reporting segments: Payment Services and Corporate and Other category.

Headcount increased in 2022 by 214 employees compared to the end of 2021 due to the following factors: (i) the front office expanded 18 employees as a result of the development of ROWI; (ii) the back office staff increased by 60 employees driven by the development of ROWI (8 employees), hiring of people to back office (16 employees) to address the elevated legislative regulation, and growth of staff in the payment segment due to the acquisition of Taxiaggregator, IntellectMoney, and the development of current business streams (36 employees); and (iii) increase of IT personnel by 137 people to allocate resources for maintenance of superior service level of existing product portfolio as well as enrich customer proposition with new solutions and services.

Headcount decreased in 2021 by 961 employees compared to the end of 2020 due to the following factors: (i) the sale of SOVEST project (403 employees); (ii) wind-down of Rocketbank (501 employees); and (iii) employee turnover in Payment Services driven by intense market competition for staff among peers. At the same time, we note hiring of 60 employees related to development of our ROWI project.

We continue to maintain a workforce in Russia and this has not been affected by the recent geopolitical events. The company neither has plans to liquidate its Russian operations nor expects to terminate the employment of its employees located in Russia, and therefore we do not see a material risk arising from the сompany’s obligations under Russian labor law.

We operate in a dynamic and competitive market, and our employee value proposition is crucial for the success of the company. A combination of agile principles of work, flat organizational structure, green and modern office, remote working availability, career opportunities, competitive compensation, robust incentive schemes, high quality healthcare coverage, in-house and external education and many more helps us keep our employees motivated and allows QIWI to be the employer of choice for new talents. Most of our employees continue to work remotely since the COVID-19 pandemic. As a fin-tech representative and a pioneer in practices to keep our employees motivated, in general we are not concerned with geographic location of our employees or when entering into new employment agreements. There is also no specific requirement that our employees need to be Russians or located in Russia aside from limited number of cases when employees have to support some of our operations from Russia. As a result, we continue our employment contracts with employees regardless of their geographical location.

We believe that QIWI has managed to create a unique corporate culture where people are united by common values, customer centricity, result orientation and high level of professionalism. We promote equality, fair treatment, zero tolerance to any kind of discrimination and pay serious attention to the personal development of our personnel.

Regulation

We are subject to a number of laws and regulations in Russia and other jurisdictions that regulate payment and financial services, anti-money laundering, data protection and information security. Qiwi Bank is also a subject to numerous laws and regulations governing banking activities and money remittances in Russia. See Item 3D “Risk Factors – Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business”, and “We are subject to extensive government regulation”).

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

Any electronic money transfers are subject to thresholds on remaining electronic money balances, which amount to RUB 600,000 for means of payment the holder of which has undergone customer identification and RUB 15,000 for means of payment used without identification (or RUB 60,000 if the holder underwent a simplified identification procedure). The total monthly turnover for each means of payment without identification cannot exceed RUB 40,000 (or RUB 200,000 if the holder is non-personalized but underwent a simplified identification procedure). There are no limitations on the total monthly turnover for identified consumers (see “- The Anti-Money Laundering Law”). The consumers are not able to withdraw cash from their prepaid cards without identification (excluding those which underwent a simplified identification procedure). Furthermore, since August 2020 electronic means of payment without identification cannot be replenished by cash.

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

In 2021 QIWI Wallet was connected to the Instant Payments System (or IPS), a service commissioned by the CBR that enables instantaneous money transfers between accounts at different banks (and digital wallets) with the only identifier needed for a transfer being the person’s cell phone number. It was launched and has been in commercial use since January 2019. The CBR continues to develop IPS as a mandatory service for all banks. Mobile application "SBPay" for paying for goods and services in retail stores and on the Internet using all payment methods supported by the IPS became mandatory in 2022. In some cases, these services might compete with our existing or new products. Moreover, the CBR limits the commissions that banks can charge from clients using IPS. This creates additional costs for QIWI due to increased competition and technical implementation of new services.

According to the Bank of Russia Law, the CBR is also the agency commissioned with supervision of compliance with the provisions of the Payment System Law. As such, it is entitled to suspend the activities of supervised entities in the event of violations and impose administrative liability on the offenders.

As part of operating our agent model, Qiwi Bank has contracts with the bank payment agents, whose principal function is to accept cash for the purpose of QIWI Wallet uploads through kiosks, terminals and other physical points of service. In accordance with the Payment System Law, bank payment agents have the right to engage bank payment subagents and Qiwi Bank is responsible for the supervision of compliance of such bank payment agents and subagents with the provisions of the corresponding Russian legislation, in particular their compliance with the regulation of payment services, anti-money laundering, data protection, and use of cash registers legislation. The credit institutions shall also file with the CBR various statistical data and information about the bank payment agents on a quarterly basis. In accordance with the Payment System Law, JSC QIWI, Billing Online Solutions LLC and IntellectMoney are deemed to be a bank payment agent acting as a payment aggregator and designated as such in a relevant public register.

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

In September 2021, the СBR introduced heightened scrutiny recommendations with respect to peer-to-peer transactions with a view to eradicate such transactions which de-facto represent payments for various illicit or improper services. These recommendations require financial institutions such as ourselves to track transactions that are deemed suspicious under the various criteria imposed by the recommendations, cancel such suspicious transactions under certain circumstances and terminate relationships with the relevant clients carrying out such transactions. Starting from 2022, CBR has also started collecting from credit institutions specialized reports focused specifically on their peer-to-peer transactions. See Item 3D “Risk Factors – Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”).

Payment Systems Regulation

In 2015, we acquired the CONTACT money transfer system. CONTACT was established in 1999 and for legal purposes is set up and regulated as a payment system. It provides funds transfer services without opening a bank account to individuals and legal entities in Russia, CIS and other countries. In accordance with the decision of the CBR, the CONTACT money transfer system has the status of a nationally significant payment system.

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

Qiwi Bank made a proposal to serve as the Unified Bets Accounting Center, but our bid turned out unsuccessful. The Unified Bets Accounting Center was assigned to another market participant by the President of the Russian Federation upon proposal of the Government of the Russian Federation and thus replaced existing Interactive Bets Accounting Centers starting from October 2021. See Item 3D “Risk Factors – Throughout the recent years, we have been deriving a substantial portion of our revenues from merchants in the betting industry, but we have recently experienced a loss of a significant portion of such revenue stream due to changes in regulation and market conditions, the negative repercussions of which on our business and financial results may continue to build up”.

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

As of December 31, 2022, prudential ratios of Qiwi Bank were in excess of the minimum thresholds imposed by the CBR.

Reporting Requirements

A substantial amount of routine reporting has to be performed by credit institutions on a regular and non-regular basis, including disclosure of financial statements, various operational indicators, affiliates and persons who exercise (directly or indirectly) influence over the decisions taken by the management bodies of the credit institution. The CBR may at any time conduct full or selective audits of any credit institution’s activities and filings and may inspect all of its books, records and primary documents.

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

ROWI as a financial agent/factor is deemed to be a financial service provider. Thus, it is subject to the Anti-Money Laundering Law (see “- The Anti-Money Laundering Law”).

In 2021 ROWI started to offer factoring services for marketplace sellers based on sales analytics. The regulation of operations with financing of marketplace sellers is the same as for ordinary factoring.

Bank Guarantee Transactions and Online Loans for Performance of Public Procurement Contracts Regulation

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

In 2021 Qiwi Bank started to offer online loans for performance of public procurement contracts. Regulatory framework for transactions with loans for performance of public procurement contracts is determined by the Civil Code of Russia. According to the loan agreement for performance of public procurement contracts, the Bank undertakes to assess the borrower's loan application, open a credit line, and issue a tranche for the execution of the contract. The borrower undertakes to return the tranche on time, as well as pay interest on the amount.

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

Regulation of International economic sanctions

In order to avoid the risks associated with international economic sanctions, QIWI Group companies are guided by, but not limited to, the International Sanctions programs introduced by OFAC, UNSC, EU, UK; FATF and Wolfsberg Group recommendations, as well as the best international practices regarding sanctions compliance and other industry recommendations.

Sanctions may have general and selective coverage, and may be directed to territories, certain sectors of the economy, individuals and legal entities.

QIWI conducts Customer Due Diligence and Enhanced Due Diligence on both potential and existing clients, their related parties and QIWI’s counterparties, checking the information received in reliable and legally accessible independent sources, databases, and supervising all transactions in accordance with the applicable official lists of international economic sanctions, both before and during cooperation, as well as when the lists of sanctions are updated. Identified coincidences are subject to careful consideration and analysis by responsible employees. There is a dedicated team responsible for national and international sanctions programs management and execution.

There are particular economic counter-measures against the sanctions acts of other governments in the Russian legal system as well. These measures are governed by a vast number of regulations and clarifications that have been made.

All changes in the legal regulation of special economic measures are subject to careful consideration and analysis by responsible QIWI employees.

C.	Organizational Structure

QIWI plc is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is a wholly owned subsidiary, are QIWI Bank (JSC) (which is 99.9% owned by the Group), QIWI JSC.

See Exhibit 8.1 for a list of our subsidiaries.

D.	Property, Plants and Equipment.

We currently lease a total of over 18,000 square meters in Moscow and other regions across Russia as well as in Kazakhstan, Cyprus and other jurisdictions where we operate, primarily for the purpose of office space, including office space for the subsidiaries of the Group.

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

Overview

We are a leading provider of cutting-edge payment and financial services in Russia and the CIS. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, Flocktory services in marketing automation and advertising technologies, RealWeb full-cycle digital marketing services provider and several other startups.

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

Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ QIWI’s open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs. Our ROWI brand serves businesses with digital factoring, bank guarantees and other financial solutions for SMEs. Our full-cycle digital marketing service provider RealWeb operates on its proprietary technological solutions: (i) the Centra as a marketplace of advertising products and services, (ii) the МЕТА platform which provides complex, end-to-end, customized business applications, and (iii) the GARPUN as an automated system for managing context advertising.

Our primary focus areas include the self-employed market, digital entertainment and digital commerce niches, money remittances and bundle of payment and financial services for small and medium-sized enterprises. We operate in and target markets which are developing rapidly and have a strong potential towards digitalization, and lack convenient, easy to use technological solutions. Moreover, we see greater potential in developing and growing our secure peer-to-peer payment and our open API infrastructures, which we believe offer customers and partners a convenient, intuitive and reliable tool to transfer and collect money while serving as a valuable consumer acquisition channel for us. We believe our expertise, infrastructure and efficient business model make us well positioned to benefit from strong secular tailwinds, including growth of the gig economy, overall digitalization of payments, and e-commerce trends.

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

RealWeb generate revenues and income from context and media advertising management services, offering a social network presence, programmatic, CPA and mobile marketing type of services.

We operate in specialized high-growth markets and segments that lack convenient digital solutions, are underserved by traditional banks and in some cases remain primarily cash-based. We believe our expertise and ability to deliver transparency and fintech solutions into such markets uniquely position us to benefit from strong secular trends towards the digitalization of economy. We aim to sustain a high-growth and return-driven profile, expanding our leadership in the key niches and developing products to enter new markets.

Our strategy is for QIWI to become the leading fintech platform for underbanked customers. We plan to use our extensive customer outreach and data to develop products and services focused on clients whose needs are not fully serviced by traditional banks, such as online SMEs, self-employed individuals, migrants, and similar customer groups. We anticipate that our expertise in the payment services and the variety of existing end-to-end products for the B2B channel will serve as a backbone for various digital players in digital commerce and entertainment, self-employed space, and others. At the same time in long term we aim to grow beyond the core fintech services on adjacent sizable markets using our developed infrastructure and offering vertical solutions for e-commerce.

Key Measures of Financial and Operational Performance

Our management monitors our financial and operational performance on the basis of the following measures.

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2020, 2021 and 2022.

	Year ended December 31,
	2020	2021	2022

	(in RUB millions)
Total Net Revenue	25,978	23,113	34,137
Payment Services Segment Net Revenue	22,637	21,100	30,103
Adjusted EBITDA	13,837	13,167	19,779
Adjusted Net Profit	10,304	9,594	13,996

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

The following table reconciles Total Net Revenue to revenue.

	Year ended December 31,
	2018	2019	2020	2021	2022
	RUB	RUB	RUB	RUB	RUB	US $ (2)

	(in millions)
Revenue from continuing operations	29,593	35,941	40,622	41,135	51,502	732.2
Minus: Cost of revenue from continuing operations (1)	(10,332)	(14,075)	(16,494)	(18,022)	(17,365)	(246.9)
Revenue from discontinued operations	1,017	3,395	2,614	—	—	—
Minus: Cost of revenue from discontinued operations (1)	(621)	(2,085)	(764)	—	—	—
Total Net Revenue	19,657	23,176	25,978	23,113	34,137	485.3
(1)

Historically, we viewed personnel expenses related to main personnel and compensation to employees related to administrative personnel as two separate items. Personnel expenses related to main personnel were disclosed within cost of revenue and personnel expenses related to administrative personnel were disclosed within selling, general, and administrative expenses. Starting full year 2019 reporting we present all personnel expenses as a single item in a Personnel expenses line. Personnel expenses for the years ended December 31, 2016 through 2018 were separated from cost of revenue and selling, general and administrative expenses and presented in a separate line for comparative purposes. See Item 5 “Operating and Financial Review and Prospects - Operating Costs and Expenses for details”.

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

Some limitations of Adjusted EBITDA are:

·Adjusted EBITDA does not include offering and related expenses;

·Adjusted EBITDA does not include loss from sale of the Sovest loan portfolio;

·Adjusted EBITDA does not reflect income tax payments that may represent a reduction in cash available to us;

·Adjusted EBITDA does not include other income, other expense and foreign exchange gains and losses;

·Adjusted EBITDA excludes depreciation and amortization and although these are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future; and

·Adjusted EBITDA does not include share-based payments.

The following table reconciles Adjusted EBITDA to net profit.

	Year ended December 31,
	2018	2019	2020	2021	2022
	RUB	RUB	RUB	RUB	RUB	US $

	(in millions)
Net profit from continuing operations	7,181	9,441	11,246	17,536	13,755	195.6
Net loss from discontinued operations	(3,555)	(4,554)	(2,308)	—	—	—
adjusted for:
Depreciation and amortization (1)	864	1,324	1,266	1,130	1,085	15.4
Other income and expenses, net (1)	181	91	95	(65)	(227)	(3.2)
Foreign exchange loss/(gain), net (1), (2)	(262)	172	224	29	650	9.2
Gain on disposal of an associate (3)	—	—	—	(8,177)	—	—
Share of loss / (gain) of an associate and a joint venture (1)	46	(258)	(663)	(306)	39	0.6
Impairment of non-current assets (1)	—	792	134	24	47	0.7
Interest income and expenses, net (1)	(17)	56	99	(92)	(58)	(0.8)
Income tax expenses (1)	875	1,492	2,918	3,080	4,429	63.0
Loss from sale of Sovest loan portfolio	—	—	712	—	—	—
Offering expenses	—	79	71	—	—	—
Share-based payment expenses	635	464	43	8	59	0.8
Adjusted EBITDA	5,948	9,099	13,837	13,167	19,779	281.2
(1)	Numbers include continuing and discontinued operations results and therefore do not correspond to the Consolidated Statement of Comprehensive Income Data.

(2)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

(3)	During third quarter 2021, the Group has completed the sale of its stake in its Tochka equity associate.

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

The following table reconciles Adjusted Net Profit to net profit.

	Year ended December 31,
	2018	2019	2020	2021	2022
	RUB	RUB	RUB	RUB	RUB	US $

	(in millions)
Net profit from continuing operations	7,181	9,441	11,246	17,536	13,755	195.6
Net loss from discontinued operations	(3,555)	(4,554)	(2,308)	—	—	—
adjusted for:
Fair value adjustments recorded on business combinations and their amortization	369	479	337	241	219	3.1
Share-based payments	635	464	43	8	59	0.8
Foreign exchange loss/(gain) from revaluation of cash proceeds (1)	(433)	130	—	—	—	—
Impairment of non-current assets	—	792	134	24	47	0.7
Loss on disposals of subsidiaries	—	—	42	—	—	—
Gain on disposal of an associate (2)	—	—	—	(8,177)	—	—
Offering expenses	—	79	71	—	—	—
Loss from sale of Sovest loan portfolio	—	—	712	—	—	—
Effect of taxation of the above items	(60)	(152)	27	(38)	(84)	(1.2)
Adjusted Net Profit	4,137	6,679	10,304	9,594	13,996	199.0
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

(2)	During third quarter 2021, the Group has completed the sale of its stake in its Tochka equity associate.

Operating Measures

The following table presents our key operating measures for the year ended December 31, 2020, 2021 and 2022.

	Year ended December 31,
	2020	2021	2022

	(in RUB millions, unless otherwise indicated)
Payment Services Segment Payment Volume	1,616,799	1,735,414	1,874,836
Active QIWI Wallet accounts (at period end, in millions) (1)	14.5	12.1	13.8
Active kiosks and terminals (units) (2)	113,713	93,244	74,093
Payment Services Segment Net Revenue Yield (3)	1.40%	1.22%	1.61%
(1)

Number of active QIWI Wallet accounts is defined as the number of wallets through which at least one payment has been made or that have been loaded or reloaded in the 12 months preceding the end of the relevant reporting period, excluding wallets opened for technical purposes.

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

Payment volume. Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability. Payment Services segment payment volumes have increased by 8.0% in 2022 as compared to 2021, reaching RUB 1,875 billion predominantly due to higher number of operations via our CONTACT money remittance payment system, onboarding of new merchants and aggregators, increase of payment volume using QIWI Wallet for numerous types of services, and growing payment volume from our product offering for self-employed and peer-to-peer operations. Payment Services segment payment volumes have increased by 7.3% in 2021 as compared to 2020, reaching RUB 1,735 billion for the year ended December 31, 2021 due to the growth of volumes via our CONTACT money remittance payment system, development of payment solutions for merchants including betting merchants, new contracts and new projects targeting the self-employed market, and growth of peer-to-peer operations.

The following factors may have a significant impact on the payment volumes and therefore our revenue and profits:

●	Russian economy. We carry out our operations primarily in Russia. Macroeconomic conditions in Russia significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline, although some of the market we service tend to show counter cyclical trends.
●	Regulatory changes. Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in the recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws, and experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on us. In September 2021, the Central Bank of Russia introduced heightened scrutiny recommendations with respect to peer-to-peer transactions which we expect will negatively affect the volume of the peer-to-peer transfers in Russia (and our respective volumes in particular) (see Item 3D “Risk Factors, – Qiwi Bank operates in a highly regulated environment and increased regulatory scrutiny could have an adverse effect on our business, financial condition and results of operations”).
●	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably in the recent years and continues to grow. Similarly, we expect the use of both banking cards and alternative payment methods in Russia, such as smartphones to grow considerably. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the demand for technological payment solutions, the number of potential merchants and partners to which we can offer payment services and the potential number of our users. However, the rapid development of bank card transactions in online environment as well as development of online banking services could hinder the growth in alternative payment methods.
●	Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products and developed certain solutions and technological capabilities to widen the scope of services that we offer for merchants, partners and customers. We believe that growth of our infrastructure and suite of services we offer as well as merchant and partner network will lead to more consumers using our payment and financial services more frequently. In addition, we actively encourage consumers to use multiple products, distribution channels and interfaces, for example, for users of our physical distribution network to create a QIWI Wallet or other online account and use it for wider range of purposes such as, for example, recurring and non-recurring payments, money transfers or as a payment collection tool. We also encourage our merchants and partners to use variety of our complimentary solutions and promote users of our payment services to adopt the financial services products that we offer, such as ROWI, RealWeb and Flocktory. We believe that the synergies offered within our ecosystem and between our payment and financial services will help enhance consumer adoption of our services in the future and create a more attractive and complete range of use cases and consumer journeys.

●	Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are one of the principal forms of payment in Russia, and, as a result, a significant share of our payment volumes continues to be cash-based. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks and terminals network is decreasing. We expect cash payments to continue to be an important means of payment in Russia and to sustain demand for use of our kiosks and terminals in the near future. If the use of cash as means of payment declines in Russia, it may negatively impact our financial results, hence we increasingly focus on offering our clients primarily digital solutions.

Number of active QIWI Wallet accounts. Number of active wallets represents the number of wallets through which at least one payment has been made or which has been loaded in the 12 months preceding the end of the relevant reporting period, excluding wallets opened for technical purposes. Number of active wallets is one of the measures of our success in penetrating the market and expanding our customer base. The number of active QIWI Wallet accounts increased to 13.8 million as of December 31, 2022 from 12.1 million as of December 31, 2021. Such increase in number of active virtual wallets in 2022 is attributable primarily due to the changes in the competitive landscape which led to an increase in the use of QIWI Wallet as a payment option. However, given the current political and economic climate it's uncertain whether this trend is long-term or whether we only observed the one-off effect. Furthermore, since December 12, 2022 all banks will implement EDI with the Federal bailiff service, which could also decrease advantages of e-wallets over bank accounts.

Number of active kiosks and terminals. We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period. From December 31, 2021 to December 31, 2022, our number of kiosks decreased from 75,000 to 62,000 and the number of terminals decreased from 18,000 to 12,000. Our kiosks and terminals can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. The number of kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was, and to a certain extend continues to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure, and we maintain or even slightly increase our market share.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Payment Services segment net revenue yield was 1.40%, 1.22% and 1.61% in 2020, 2021, and 2022, respectively. In 2022, Payment Services segment net revenue yield increased by 39 bps in comparison to 2021. The following factors have influenced Payment Services segment net revenue yield and may influence it going forward:

●	We have experienced an increase in Payment Services segment net revenue yield mainly driven by a combination of (1) terminated low-margin TSUPIS operations since October 2021, (2) lower third-party processing commissions for payment operations, (3) improved economics of payouts on the taxi market post acquisition of Taxiaggregator SaaS platform, (4) increased share of operations with higher commissions on currency conversion, and (5) higher interest income driven by a higher Central Bank base rate.
●	Our Payment Services segment net revenue yield depends on the level and mix of merchant commissions as well as the level of the reload costs we have. Such costs depend on the commissions charged to us by our partners and agents for the wallet reload as well as on the mix of such channels. If the consumer preferences shift between different reload methods or if any channel becomes more expensive to us or less expensive to us, our Payment Services segment net revenue yield may decrease or increase respectively.

Impact of geopolitical developments in Russia and related sanctions

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a devastating effect on Russian relations with the West. In response to the Ukraine crisis, Ukraine, the European Union, the United Kingdom and the United States (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have passed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and whole sectors of Russian economy, as well as export restrictions and “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions. During 2022, we saw the imposition of severe measures that have hitherto been unprecedented. See “– The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”.

While the current sanctions generally do not target QIWI directly (other than certain sanctions introduced by Ukraine, see “– We are subject to extensive government regulation”), there can be no assurance that additional sanctions affecting our company will not be imposed. These sanctions have had and will continue to have the effect of damaging the Russian economy. In addition, the introduction of further economic, trade or other sanctions remains highly likely as the conflict in Ukraine develops.

We cannot predict the full impact of these matters on our business and results of operations, due to the fact that the related developments are highly unpredictable and occur swiftly, often with little notice. The following are some of our current observations regarding such impacts. You are urged to read these observations in conjunction with the information provided elsewhere in this annual report (see Item 3D “Risk Factors – The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition” and Note 31 “Events after the reporting date” of the audited consolidated financial statements included in this annual report).

Regarding our B2C operations, the economic sanctions against certain Russian banks have resulted in an increase in the volume of consumers that rely on alternative payment and financial services providers similar to our business. We plan to launch additional products and services to support this trend and improve customer loyalty. Despite the temporary limitations introduced in the first quarter 2022 on cross-border transactions, payments and fund transfers as further described below, we have not seen and do not expect any meaningful impact from such limitations introduced again, as 87% of our operations prior the introduced sanctions were denominated in rubles (and are not affected by sanctions in any way) and for the full year 2022 composed over 90%. Moreover, certain payment services providers have ceased their operations in Russia, resulting in a decrease in competition in the Russian market. At the same time sanctions regime and any local constraints with this regard on payment services have adverse reputational implications which limit on our ability to expand outside of Russia.

As of the date of this annual report, only a few of our B2B and С2C operations have been negatively affected by sanctions, namely (i) digital commerce, due to limitations on cross-border transactions, (ii) CONTACT money remittances business, due to limitations introduced on international money transfers, however the negative effect was compensated due to lower competition since some of the companies decided to wind down operations in Russia and (iii) the Flocktory business experienced outflow of clients due to the exit of certain Western businesses offset during the year with organic growth of local client base on active promotion of its services. These changes have not had a material negative impact on our overall business, as the contribution of digital commerce and Flocktory to our net revenue is not significant.

Since March 2, 2022, certain Russian financial institutions were banned from the SWIFT payment system by the European Union. Under these circumstances, we rely on our wide network of free-from-sanctions partners and correspondent banks that play a vital role in our operations to adapt to a new reality. However, in the event that Russia is disconnected from the SWIFT payment system completely and/or other international banks would terminate relationships with Russian banks, cross-border trade with Russia would be disrupted, and as a result, we would not be able to service most of cross-border transactions.

Russian authorities have introduced capital-control measures that prevent currency outflows. However, as of the date of this report we have not experienced issues with transfer of funds from our Russian subsidiaries to our Cypriot parent company, QIWI plc. Although most of our assets are located in Russia and most of our contractual obligations are performed in Russia, QIWI plc has enough reserves in its accounts to fulfil its commitments. We are carefully monitoring capital-control measures and take it into account when considering distribution of dividends.

Due to the lingering stock market infrastructure issues resulting from the introduction of European sanctions against the Russian National Settlement Depositary, to date the company does not see the opportunity to arrange the distribution of dividends or repurchase shares with the equal treatment of all its shareholders. Therefore, the Board decided (i) to keep the distribution of dividends under review until changes of the sanction regime in respect of the Russian National Settlement Depositary or other developments that may enable the company to distribute dividends to all of its shareholders, and (ii) has not approved the commencement of the buyback program on Moscow stock exchange. The full impact of sanctions on the Russian economy and other markets where we operate remains unclear and requires caution for the benefit of all shareholders and the сompany. See Item 3D “Risk Factors – We cannot guarantee that we will buy back any of our ordinary shares represented by ADSs pursuant to the buyback program approved by our shareholders or that our buyback program will enhance long-term shareholder value”.

Historically we paid dividends on a quarterly basis. However, due to the reasons described above the company has not been distributing dividends since 4Q 2021. As part of our treasury operations we utilized accumulated cash investing in publicly traded debt securities (secure corporate and government bonds) and holding on deposits to receive additional interest income. It was underpinned by a hike in the key rate in February resulting in higher contribution of interest income to the company's earnings. On the other hand, in February 2022, the value of our debt portfolio was affected by the wide sell-off of Russian securities. However, for the year ended December 31, 2022, our bond portfolio demonstrated the revaluation profit in the amount of RUB 344 million. See Item 3D “– Our bond portfolio could decline in value, which may result in financial losses and have a negative effect on our compliance with banking prudential ratios” for more detail. In addition, since we paid dividends in USD, part of the accumulated cash was converted in currency for the potential distribution of dividends and/or use of these funds for inorganic expansion purposes. The following fluctuations of ruble exchange rate had a negative impact of RUB 650 million for 2022. See Item 3D “– We are subject to fluctuations in currency exchange rates”.

Certain businesses from the US, EU and other countries, wound down or substantially scaled back, or announced plans to wind down or scale back, their operations in Russia or with Russian counterparts, and other businesses are exhibiting an overall trend of avoiding any associations with Russia or Russian persons. In light of this, we risk having limited access to and supply of technologies and services. We believe our current technological solutions will allow us to continue operations; however, a prolonged suspension of access or supply of hardware, software or other technologies and services may adversely affect our operations materially over time. A switch to locally produced software and hardware may also negatively affect the performance and safety features of our systems, and consequently, the quality of our services may be affected.

On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering all Russians banks, as well as Qiwi Bank unable to issue Visa and Mastercard cards and conduct any cross-border payments with the use of such cards, which is expected to have a negative, albeit limited, effect on our payment volumes due the shutdown of cross-border transactions. All operations within Russia in rubles were adapted to a new reality with lower acquiring costs for payment service providers including ourselves. Consequently, with the majority of our operations conducted in rubles and the availability of QIWI Wallet services as a payment method, we do not believe that the impact on our operations and financial results will be significant from the exit by international payment systems, though it limits our ability to expand outside of Russia. Combined share of Visa and MasterCard operations affected by the suspension of their services for 2020, 2021 and 2022 constituted 1.1%, 1.3% and 0.4% of Payment Services payment volume, respectively.

See also “– Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although we requested a hearing to appeal the delisting determination, there can be no assurance that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations”.

Sanctions have had and will continue to have the effect of damaging the Russian economy. In addition, the introduction of further economic or trade sanctions, as well as counter sanctions measures remains highly likely as the conflict in Ukraine develops. We cannot predict the full impact of these matters on our business and results of operations, due to the fact that the related developments are highly unpredictable and occur swiftly, often with little notice. While the current scope of sanctions does not target QIWI directly, there can be no assurance that additional sanctions affecting our company will not be imposed. You are urged to read these observations in conjunction with the information provided elsewhere in this annual report (see Item 3D “Risk Factors – The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”, Item 5A “– Impact of geopolitical developments in Russia and related sanctions”, and Note 31 “Events after the reporting date” of the audited consolidated financial statements included in this annual report).

As a result of these factors, our growth potential will be significantly affected during 2023.

Impact of COVID-19

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. The virus then quickly spread out across Europe and the Americas, resulting in various "shelter-in-place" regulations, lockdowns, curfews, bans on international travel, cancellations of public events, and supply chain disruptions. These measures continue to be in place in various forms in most countries in the world, including (to a rather minor extent as of the date of this report) Russia. These developments have negatively impacted consumer and business spending and payments activity generally, and have significantly contributed to deteriorating macroeconomic conditions, business closures, higher unemployment and decrease in consumer confidence throughout the world, including Russia and other countries in which we operate. While governments around the world have taken steps to attempt to mitigate some of the more severe anticipated economic effects of COVID-19, such steps have not always been effective. The negative effects of the coronavirus on our business were primarily reflected in 2020 and have included a decline in revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop-in money remittance primarily due to a decline in payments to self-employed individuals due to an overall contraction of business activity, and a decline in the use of our kiosk network. On the other hand, in 2021 and 2022 we observed accelerating favorable trends such as digitalization of payments, development of e-commerce, growing number of peer-to-peer transactions and increasing number of self-employed individuals. The coronavirus pandemic is still ongoing and some quarantine restrictions continue to sporadically emerge globally. The full impact of the COVID-19 pandemic on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last. These factors may remain prevalent for a significant period of time and may continue to affect our business, results of operations and financial condition, even after the COVID-19 outbreak has subsided.

The COVID-19 outbreak has required and is likely to continue to require significant management attention, substantial investments of time and resources across our enterprise, and increased costs to effectively manage our operations. The spread of COVID-19 has caused us to make significant modifications to our business practices, including enabling most of our workforce to work from home, establishing strict health and safety protocols for our offices and imposing restrictions on employee travel. The significant number of our employees who are working remotely as a result of the outbreak, and an extended period of remote work arrangements and subsequent reintroduction into the workplace could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, give rise to claims by employees, and impair our ability to manage our business or otherwise adversely affect our business. Additionally, COVID-19 may have negative impact on our internal controls over financial reporting as a significant portion of our workforce is required to work from home and therefore new or modified processes, procedures, and controls could be required to respond to changes in our business environment. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19 or will otherwise be satisfactory to government authorities.

The rapidly changing global market and economic conditions as a result of COVID-19 have impacted, and may continue to impact, our operations and business. The broader implications of the COVID-19 pandemic on our business, financial condition, and results of operations remain uncertain. For additional information on how COVID-19 has impacted and could continue to negatively impact our business, see below for specific discussion in the respective areas, and also refer to “Part I, Item 3D, Risk Factors” in this report.

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

Other sources of revenue. Additionally, we charge a fee for managing of current accounts that we provide to individuals and legal entities including our agents and SME clients (cash and settlement services fee), related revenue is recorded as services are rendered or as transactions are processed; and other revenue (such as fees from customers for services provided by Flocktory and RealWeb and fees from non-related parties for bank guarantees issued by ROWI project).

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

Platform and marketing services related expenses. Platform and marketing services related expenses include direct expenses of RealWeb and Flocktory businesses.

Guarantees issued related expenses. Guarantees issued related expenses include expenses on issuing the bank guarantees.

Interest expense. Interest expense represents cost related to obtaining financing from banks or debt capital markets or accepting deposits from SMEs, individuals and agents.

Other expenses. We incur other expenses in addition to transaction costs, including customer support expenses, licensing operations.

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

For the purpose of the impairment testing of other non-current assets we estimate the recoverable amounts as the higher of the value in use or the fair value less costs to sell of an individual asset or Cash Generating Unit (CGU) such asset relates to. For the year ended December 31, 2022 and December, 31 2021 impairment of intangible and fixed assets was RUB 47 million and RUB 24 million, respectively. For the years ended December 31, 2021 and 2020 impairment of intangible assets was RUB 24 million and RUB 32 million, respectively.

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

Interest expenses

Interest expense primarily represents interest expense accrued on lease liabilities held by the Company.

Other income

Other income primarily includes non-recurring gains that are immaterial by their nature and don’t relate to our operating activity.

Other expenses

Other expenses primarily include non-recurring losses that are immaterial by their nature and don’t relate to our operating activity.

Results of Operations

Set out below are our consolidated statements of operations data for the years ended December 31, 2020, 2021, and 2022:

	Years ended December 31,
	2020 (1)	2021	2022

	(in RUB millions)
Continuing operations
Revenue, including	40,622	41,135	51,502
Payment processing fees	34,326	33,397	37,689
Interest revenue calculated using the effective interest rate	2,390	3,453	6,764
Fees from inactive accounts and unclaimed payments	1,952	1,771	1,686
Other revenue	1,954	2,514	5,363
Operating costs and expenses, including	(26,558)	(29,130)	(32,914)
Cost of revenue (exclusive of items shown separately below)	(16,494)	(18,022)	(17,365)
Selling, general and administrative expenses	(2,733)	(3,228)	(3,767)
Personnel expenses	(6,108)	(6,390)	(8,269)
Depreciation and amortization	(1,101)	(1,130)	(1,085)
Credit loss expense	(90)	(336)	(2,381)
Impairment of non-current assets	(32)	(24)	(47)
Profit from operations	14,064	12,005	18,588
Gain on disposal of an associate	—	8,177	—
Share of gain/(loss) of an associate and a joint venture	663	306	(39)
Foreign exchange gain/(loss), net (2)	(199)	(29)	(650)
Interest income	40	168	109
Interest expenses	(108)	(76)	(51)
Other income	3	159	276
Other expenses	(98)	(94)	(49)
Profit before tax from continuing operations	14,365	20,616	18,184
Income tax expense	(3,119)	(3,080)	(4,429)
Net profit from continuing operations	11,246	17,536	13,755

Discontinued operations
Loss after tax from discontinued operations	(2,308)	—	—
Net profit	8,938	17,536	13,755

Attributable to:
Equity holders of the parent	8,842	17,399	13,119
Non-controlling interests	96	137	636
(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation.
(2)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

Set out below are our consolidated statements of operations data for the years ended December 31, 2020, 2021 and 2022 as a percentage of total revenue:

	Years ended December 31,
	2020 (1)	2021	2022

	(as a percentage of revenue)
Continuing operations
Revenue, including	100.0	100.0	100.00
Payment processing fees	84.4	81.2	73.2
Interest revenue calculated using the effective interest rate	5.9	8.4	13.1
Fees from inactive accounts and unclaimed payments	4.8	4.3	3.3
Other revenue	4.9	6.1	10.4
Operating costs and expenses, including	(65.3)	(70.8)	(63.7)
Cost of revenue (exclusive of items shown separately below)	(40.6)	(43.9)	(33.8)
Selling, general and administrative expenses	(6.7)	(7.8)	(7.3)
Personnel expenses	(15.0)	(15.5)	(16.1)
Depreciation and amortization	(2.7)	(2.7)	(2.1)
Credit loss expense	(0.2)	(0.8)	(4.3)
Impairment of non-current assets	(0.1)	(0.1)	(0.1)
Profit from operations	34.7	29.2	36.3
Gain on disposal of an associate	—	19.9	—
Share of gain/(loss) of an associate and a joint venture	1.7	0.7	(0.1)
Foreign exchange gain/(loss), net	(0.5)	(0.1)	(1.1)
Interest income	0.1	0.4	0.2
Interest expenses	(0.3)	(0.2)	(0.1)
Other income	—	0.4	0.5
Other expenses	(0.2)	(0.2)	(0.1)
Profit before tax	35.5	50.1	35.6
Income tax expense	(7.7)	(7.5)	(8.7)
Net profit from continuing operations	27.8	42.6	26.9
Discontinued operations
Loss after tax from discontinued operations	(5.6)	—	—
Net profit	22.2	42.6	26.9
Equity holders of the parent	22.0	42.3	25.7
Non-controlling interests	0.2	0.3	1.2
(1)	Following the divestiture of SOVEST and the wind-down of Rocketbank, certain amounts have been reclassified to Discontinued operations in order to conform to the current period’s presentation.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Set out below are our revenues, by source, for the year December 31, 2022 and 2021, and as a percentage of total revenue:

	Year ended December 31,
	2021	2021	2022	2022
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	41,135	100.0	51,502	100.0
Payment processing fees	33,397	81.2	37,689	73.2
Interest revenue calculated using the effective interest rate	3,453	8.4	6,764	13.1
Fees from inactive accounts and unclaimed payments	1,771	4.3	1,686	3.3
Cash and settlement service fees	500	1.2	1,378	2.7
Platform and marketing services related fees	958	2.3	2,055	4.0
Fees for guarantees issued	723	1.8	1,523	3.0
Other revenue	333	0.8	407	0.8

Revenue for the year ended December 31, 2022 was RUB 51,502 million, an increase of 25.2%, or RUB 10,367 million, compared to the same period of 2021. Payment processing fees in 2022 reached RUB 37,689 million, an increase of 12.9%, or RUB

4,292 million, compared to previous year driven by 8% year-over-year growth of payment volumes underpinned higher commissions charged as a percentage of payment volumes. Payment Services segment payment volumes growth in 2022 as compared to 2021 was predominantly due to a higher number of operations via our CONTACT money remittance payment system, further development of payment solutions for merchants, onboarding of new merchants and aggregators, an increase of payment volume using QIWI Wallet for numerous types of services, growing payment volume from our product offering for self-employed and peer-to-peer operations. Payment processing fees as a percentage of payment volumes for the year 2022 was 2.01% compared to 1.92% for 2021 resulting from a favorable mix of operations with generally higher commissions.

Number of active QIWI Wallet accounts represents the number of wallets through which at least one payment has been made or which has been loaded in the 12 months preceding the end of the relevant reporting period, excluding wallets opened for technical purposes. Number of active wallets is one of the measures of our success in penetrating the market and expanding our customer base. At the same time, we are aiming on diversification of our product proposition and increase of payment volumes per QIWI Wallet account. The number of active QIWI Wallet accounts increased to 13.8 million as of December 31, 2022 from 12.1 million as of December 31, 2021. Such increase in number of active virtual wallets in 2022 is attributable primarily due to the changes in the competitive landscape which led to an increase in the use of QIWI Wallet as a payment option. However, given the current political and economic climate it's uncertain whether this trend is long-term or whether we only observed the one-off effect. Furthermore, since December 12, 2022 all banks will implement EDI with the Federal bailiff service, which could also decrease advantages of e-wallets over bank accounts.

From December 31, 2021 to December 31, 2022, our number of kiosks decreased from 75,000 to 62,000 and the number of terminals decreased from 18,000 to 12,000. Our kiosks and terminals can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. The number of kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was, and to a certain extend continues to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure, and we maintain or even slightly increase our market share.

Interest revenue calculated using the effective interest rate for the year ended December 31, 2022 was RUB 6,764 million, an increase of 95.9%, or RUB 3,311 million, compared to the same period in 2021. The main factors of growth demonstrated in 2022 were (i) higher income from factoring financing as part of our ROWI project on further expansion of factoring portfolio; (ii) an increase of debt securities portfolio and increased bank deposits; and (iii) overall higher interest rates.

Fees for inactive accounts and unclaimed payments decreased by 4.8%, or RUB 85 million, from RUB 1,771 million in 2021 to RUB 1,686 million in 2022.

Cash and settlement services fees for the year ended December 31, 2022 were RUB 1,378 million, an increase of 175.6%, or RUB 878 million, compared to the same period in 2021. Cash and settlement services fees increase resulted primarily from inflow of clients using cash and settlement services and related currency conversion income.

Platform and marketing services related fees for the year ended December 31, 2022 were RUB 2,055 million, an increase of 114.5%, or RUB 1,097 million, compared to the same period in 2021. The increase was mainly driven by RealWeb group acquisition and growth of revenue from Flocktory services resulting primarily from organic growth of Flocktory’s client base.

Fees for guarantees issued for the year ended December 31, 2022 were RUB 1,523 million, an increase of 110.7%, or RUB 800 million, compared to the same period in 2021. The increase was mainly driven by growth of ROWI digital guarantees portfolio.

Other revenue for the year ended December 31, 2022 was RUB 407 million, an increase of 22.2%, or RUB 74 million, compared to the same period in 2021. The increase was driven by growth of revenue from additional value-added services for our clients as well as from minor miscellaneous projects.

Operating expenses

Set out below are the primary components of our operating expenses for the year ended December 31, 2022 and 2021, and as a percentage of total revenue:

	Year ended December 31,
	2021 (1)	2021 (1)	2022	2022
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue	(18,022)	(43.8)	(17,365)	(33.7)
Transaction costs	(15,892)	(38.6)	(14,119)	(27.4)
Platform and marketing services related expenses (1)	(114)	(0.3)	(1,035)	(2.0)
Guarantees issued related expenses (1)	(380)	(0.9)	(725)	(1.4)
Interest expense	(505)	(1.2)	(454)	(0.9)
Other expenses	(1,131)	(2.7)	(1,032)	(2.0)
Selling, general and administrative expenses	(3,228)	(7.8)	(3,767)	(7.3)
Personnel expenses	(6,390)	(15.5)	(8,269)	(16.1)
Depreciation and amortization	(1,130)	(2.7)	(1,085)	(2.1)
(1)

Platform and marketing services related expenses and Guarantees issued related expenses were presented as part of Other expenses prior to December 31, 2021, and are now presented separately to reflect the management view on material business activities.

Cost of revenue

Cost of revenue for the year ended December 31, 2022, was RUB 17,365 million, a decrease of 3.6%, or RUB 657 million, compared to the same period of 2021. Transaction costs, which primarily include different types of payment processing commissions that are charged by third party agents and providers, including banks and payment systems, decreased by 11.2% or RUB 1,773 million from RUB 15,892 million to RUB 14,119 million for the year ended December 31, 2022, as compared to the same period in 2021. The year-over-year decrease in the cost of revenue was primarily a result of improved Payment Services payment net revenue yield by 25 bps compared to last year partially offset by 8% year-over-year growth of payment volumes. The increase in Payment Services payment net revenue yield was mainly driven by a combination of (i) increased share of operations with higher commissions on currency conversion; (ii) lower third-party processing commissions for payment operations; (iii) terminated low-margin TSUPIS operations; and (iv) improved economics of payouts on the taxi market post acquisition of Taxiaggregator SaaS platform.

Platform and marketing services related expenses

Platform and marketing services related expenses for the year ended December 31, 2022 were RUB 1,035 million, an increase of 807.9%, or RUB 921 million, compared to the same period in 2021, primarily, due to RealWeb group acquisition.

Guarantees issued related expenses

Guarantees issued related expenses for the year ended December 31, 2022 were RUB 725 million, an increase of 90.8%, or RUB 345 million, compared to the same period in 2021, primarily, due to growth of ROWI digital guarantees portfolio.

Interest expense

Interest expenses for the year ended December 31, 2022 was RUB 454 million, a decrease of 10.1%, or RUB 51 million, compared to the same period in 2021, primarily, due to repurchase of bonds during 2022.

Other expenses

Other expenses for the year ended December 31, 2022 stood at RUB 1,032 million, an decrease of 8.8%, or RUB 99 million, compared to the same period of 2021 primarily due to decrease of miscellaneous expenses that are individually insignificant.

Segment Net Revenue

The following table presents net revenue by reportable segment (see Item 4B “Business Overview” for more information about our reportable segments) for the periods indicated:

	Year ended December 31,
	2020	2021	2022
	(in RUB millions)	(in RUB millions)	(in RUB millions)
Payment Services	22,637	21,100	30,103
Consumer Financial Services	1,066	—	—
Rocketbank	548	—	—
Corporate and Other	1,727	2,013	4,034
Total Segment Net Revenue (1)	25,978	23,113	34,137
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

Segment net revenue attributable to the Payment Services segment increased by RUB 9,003 million, or 42.7%, in 2022 compared to the same period of 2021 mainly driven by mainly due to the increase in Payment Services payment net revenue yield by 25 bps year-over-year underpinned by 8% year-over-year growth of payment volumes (as described earlier in comments with respect to Revenue dynamics) and increase of Payment Services other net revenue. Interest revenue increased by 88% or by RUB 1,904 million compared to 2021. Cash and settlement services increased by 1,034%, or RUB 1,185 million compared to 2021. Payment Services segment net revenue accounted for 88.2% of Total Segment Net Revenue in 2022.

Net revenues attributable to the Corporate and Other category increased by RUB 2,021 million, or 100.4%, in 2022 compared to the same period in 2021. The growth in the Corporate and Other category net revenue was primarily driven by the following factors: (i) higher interest income for provided credits, (ii) higher income generated on debt securities portfolio and increased bank deposits underpinned by overall higher interest rates, and (iii) income from advertising activities due to RealWeb business acquisition. Corporate and Other category net revenue accounted for 11.8% of Total Net Revenue in 2022.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2022 were RUB 3,767 million, an increase of 16.7%, or RUB 539 million, as compared to the same period in 2021. The increase was primarily a result of higher costs on, representative and travelling expenses and expenses related to multi-bank platform services. Representative and travelling expenses increased on weakening of COVID restrictions and no lockdown measures as well as increase of representation expenses for meetings with partners resulted from recovery of business activities and acquisitions. Expenses related to multi-bank platform services increased due to increased payment volumes going via Tochka branch in QIWI Bank.

Personnel expenses

Personnel expenses for the year ended December 31, 2022 were RUB 8,269 million, an increase of 29.4%, or RUB 1,879 million, as compared to the same period in 2021. Increase in personnel expenses year-over-year was driven by a combination of (i) hiring of new employees, (ii) indexation of salaries to existing employees and (iii) strong financial performance resulting in higher bonuses.

Depreciation and amortization

Depreciation for the year ended December 31, 2022 amounted to RUB 1,085 million, a decrease of 4% or RUB 45 million compared to the same period in 2021.

Credit loss expense

Credit loss expense for the year ended December 31, 2022 was RUB 2,381 million, an increase of 608.6% or RUB 2,045 million, compared to credit loss expense of RUB 336 million for the same period in 2021. The increase was predominantly related to allowance for ECL on restricted cash accounts and further development of ROWI project with growth of its credit portfolio.

Impairment of non-current assets

Impairment of non-current assets for the year ended December 31, 2022 was RUB 47 million, an increase of 95.8%, or RUB 23 million, compared to the same period in 2021. This item represents the impairment of software related to projects that are no longer feasible. The Group did not recognize any significant impairment neither in 2021 nor in 2022.

Gain on disposal of an associate

In the third quarter of 2021, the Group completed a sale of its 40% stake (45% economic interest) in the capital of its Tochka associate (see Item 10C “Material Contracts - “Agreement for the transfer the ownership of the of shares related to the project Tochka). Gain on disposal of Tochka associate for the year ended December 31, 2021 was RUB 8,177 million, including (i) base deal amount of RUB 4,947 million, (ii) discounted performance adjustment gain contingent on Tochka’s earnings for the year 2021 in the amount of RUB 4,647 million, (iii) dividends received in 3Q 2021 in the amount of RUB 532 million, and (iv) less carrying amount of disposed investment in the amount of RUB 1,949 million.

Gain on disposal of an associate for the year ended December 31, 2022 was nil.

Share of gain/(loss) of an associate and a joint venture

Share of loss of an associate and a joint venture for the year ended December 31, 2022 was RUB 39 million, compared to the gain of RUB 306 million the same period in 2021. The gain in 2021 was related to the equity pick up from former Tochka associate, which was sold in the third quarter of 2021.

Foreign exchange gain/(loss), net

Foreign exchange loss for the year ended December 31, 2022 was RUB 650 million, an increase by RUB 621 million, compared to the same period in 2021. Foreign exchange loss resulted from a revaluation of cash balances, loans issued and guarantee deposits denominated in US dollars that was driven by a considerable weakening of US dollars exchange rate in 2022 compared to 2021.

Interest income

Interest income for the year ended December 31, 2022 was RUB 109 million, which decreased by 35.1%, or RUB 59 million, compared to the same period in 2021.

Interest expenses

Interest expenses for the year ended December 31, 2022 were RUB 51 million, which decreased by 32.9%, or RUB 25 million, compared to the same period in 2021.

Other income

Other income for the year ended December 31, 2022 was RUB 276 million, an increase of 73.6%, or RUB 117 million, compared to the same period in 2021. The increase is primarily related to increase in fair value of call option for purchase an additional stake in PYYPL on favorable terms.

Other expenses

Other expenses for the year ended December 31, 2022 were RUB 49 million, which decreased by 47.9%, or RUB 45 million, compared to the same period in 2021.

Income tax

Income tax for the year ended December 31, 2022 amounted to RUB 4,429 million, an increase of 43.8%, or RUB 1,349 million as compared to the same period in 2021. Our effective tax rate in 2022 was 24.4%, an increase of 9.4 ppts compared to the same period in 2021 resulting from a gain from sale of associate in 2021 which was non-taxable.

Segment Net Profit

The following table presents our net profit by reportable segment for the periods indicated:

	Year ended December 31,
	2020	2021	2022
	(in RUB millions)	(in RUB millions)	(in RUB millions)
Payment Services	12,608	10,971	15,799
Corporate and Other (1)	(2,434)	(1,377)	(1,803)
Total Segment Net Profit (2)	10,304	9,594	13,996
(1)	Segment Net Profit for the year ended December 31, 2020 is calculated including CFS и Rocketbank segments.
(2)	For the periods indicated above Total Segment Net Profit is equal to Total Adjusted Net Profit. See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRSfinancial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

Segment net profit attributable to the Payment Services segment increased by RUB 4,828 million, or 44%, in 2022 compared to the same period in 2021. The increase was primarily driven by net revenue growth in the respective segment. Payment Services segment net profit margin for the year 2022 was 52.5%, which was 0.5 ppt higher compared to the previous year.

Net loss attributable to the Corporate and Other category increased by RUB 426 million, or 30.9%, in 2022 compared to the same period in 2021 mainly driven by a combination of the following factors: (i) less contribution from JSC Tochka associate via equity pick up (followed by sale of our stake in the project in the third quarter 2021), (ii) higher personnel expenses due to strong performance in 2022 and meeting relevant KPI’s, (iii) adverse foreign exchange impact, and (iv) expected credit loss allowance on cash charged in 2022, partially compensated by (v) stronger performance of ROWI and Flocktory projects.

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

The number of our kiosks and terminals decreased, with 93,244 active kiosks and terminals as of December 31, 2021 compared to 113,713 as of December 31, 2020, primarily as a result of the underlying market dynamics further described in Item 3D “Risk Factors— Risks Related to Our Business and Our Assets — A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”.

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

Segment Net Revenue

The following table presents net revenue by reportable segment (see Item 4B “Business Overview” for more information about our reportable segments) for the periods indicated:

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

Gain on disposal of an associate

In the third quarter of 2021, the Group completed a sale of its 40% stake (45% economic interest) in the capital of its Tochka associate (see Item 10C “Material Contracts, - “Agreement for the transfer the ownership of the of shares related to the project Tochka). Gain on disposal of Tochka associate for the year ended December 31, 2021 was RUB 8,177 million, including (i) base deal amount of RUB 4,947 million, (ii) accrued discounted performance adjustment gain contingent on Tochka’s earnings for the year 2021 in the amount of RUB 4,647 million, (iii) dividends received in 3Q 2021 in the amount of RUB 532 million, and (iv) less carrying amount of disposed investment in the amount of RUB 1,949 million.

The consideration for the sale of the stake in Tochka was comprised of a fixed portion and a contingent portion. Dividends paid by Tochka to the Group prior to the sale and the fixed portion of consideration were received during the third quarter of 2021. The contingent portion is expected to be paid in second quarter of 2022. We note that there is a degree of uncertainty regarding the receipt of the contingent portion of the consideration as the buyer decided to approach the Government Commission for approval of such payment. A negative decision of the Commission may postpone or even block the payment and therefore could result in a loss in the amount of up to RUB 4,855 million. See Item 3D “Risk Factors — Risks Related to Our Business and Industry — A decline in the use of cash as a means of payment or a decline in the use of kiosks and terminals may result in a reduced demand for our services”.

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

Our balance of cash and cash equivalents as of December 31, 2022 was RUB 47,462 million compared to RUB 33,033 million as of December 31, 2021 and RUB 47,382 million as of December 31, 2020. Cash and cash equivalents comprise predominantly of cash at banks and short-term deposits with an original maturity of three months or less. The increase in cash and cash equivalents was caused by increased profits, non-payments of dividends and increased clients' balances in Qiwi Bank including the Tochka branch.

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

As of December 31, 2022, customer accounts and amounts due to banks, payables to merchants, money remittances and e-wallets accounts payable, deposits received from agents, were RUB 34,856 million, compared to RUB 28,114 million as of December 31, 2021 and RUB 39,220 million as of December 31, 2020. The increase as of December 31, 2022 compared to December 31, 2021 mainly due to increase of customers and amounts due to banks and due to increase in payables to merchants as a result of increased payment volume. The decrease as of December 31, 2021 compared to December 31, 2020 was a result of CBR restrictions imposed in December 2020 and Rocketbank closing process. The total change in other items was insignificant.

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

As of December 31, 2022, cash receivable from agents and deposits issued to merchants were RUB 10,816 million, compared to RUB 6,190 million as of December 31, 2021 and RUB 6,830 million as of December 31, 2020. The increase in increase in cash receivable from agents and deposits issued to merchants as of December 31, 2022 compared to the year ended December 31, 2021 was due to increased payment volume. The decrease in cash receivable from agents and deposit issued as of December 31, 2021 as compared to the year ended December 31, 2020 was mostly caused by replacement of certain deposits with guarantees.

In the current geopolitical environment, Russian authorities have introduced capital-control measures that prevent currency outflows. Such measures affect our ability to transfer funds from our Russian subsidiaries to our Cypriot parent company, QIWI plc. Although most of our assets are located in Russia, most of our contractual obligations are performed in Russia and QIWI plc has enough reserves in its accounts to fulfil its commitments, we are still taking such capital-control measures into account when considering distribution of dividends and other cash expenditures. For further detail on the impact of geopolitical developments in Russia on our operations and financial condition, see Item 5A “Operating Results – Impact of geopolitical developments in Russia and related sanctions”.

Capital Expenditures

Our capital expenditures primarily relate to acquisition of IT equipment for our processing systems and purchase of software that we use in operations.

Capital expenditures for the year ended December 31, 2022 were RUB 465 million and consisted of: (i) RUB 228 million related to the purchase of computer software; (ii) RUB 162 million related to the purchases of the hardware for processing and data centers; (iii) RUB 63 million related to workplace improvement and other office equipment; (iv) RUB 7 million related to the purchase of other intangible assets; (v) RUB 5 million related to purchases of leasehold improvements.

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

As of December 31, 2022, we had no material capital expenditure commitments.

Off-balance sheet arrangements

Guarantees issued

As part of our operations we issue performance and financial guarantees to non-related parties for a term of up to five years at market rate. The total amount of guarantees issued as of December 31, 2022 was RUB 82,653 million, up from RUB 46,631 million as of December 31, 2021.The growth of the amount of bank guarantees outstanding resulted from the development of the digital bank guarantees services of ROWI project focused on providing digital bank guarantees to different legal entities participating in public procurement procedures (primarily small and medium enterprises).

Tabular disclosure of contractual obligations

The following table sets forth our contractual obligations as of December 31, 2022:

					more
		less than	one to	three to	than five
	Total	one year	three years	five years	years

	(in RUB millions)
Operating lease obligations	25	25	—	—	—
Unused limits on loans	1,618	1,618
Total contractual obligations	1,643	1,643	—	—	—

Cash Flow

The following table summarizes our cash flows for the years ended December 31, 2020, 2021 and 2022:

	December 31,
	2020	2021	2022

	(in RUB millions)
Net cash flow generated from/(used in) operating activities	6,102	(4,510)	14,891
Net cash generated from/(used in) in investing activities	(1,479)	(2,236)	1,204
Net cash used in financing activities	(287)	(7,417)	(1,216)
Effect of exchange rate changes on cash and cash equivalents	945	(186)	(450)
Net increase/(decrease) in cash and cash equivalents	5,281	(14,349)	14,429
Cash and cash equivalents at the beginning of the period	42,101	47,382	33,033
Cash and cash equivalents at the end of the year	47,382	33,033	47,462

Cash flows from operating activities

Net cash generated from operating activities for the year ended December 31, 2022 was 14,891 million, compared to cash outflows of RUB 4,510 million for the same period in 2021. The dynamic of net cash flow from operating activities resulted from higher operating profit earned and growth of Tochka’s branch customers base and its balances.

Net cash used in operating activities for the year ended December 31, 2021 was 4,510 million, compared to cash inflows of RUB 6,102 million for the same period in 2020. The dynamic of net cash flow from operating activities resulted from significant increase of loans portfolio by RUB 5,501 million driven by ROWI project growth. In 2020 positive cash inflow was due to proceeds received from the sale of the SOVEST project loan portfolio.

Cash flows generated from/ used in investing activities

Net cash generated from investing activities for the year ended December 31, 2022 was RUB 1,204 million, compared to outflows of RUB 2,236 million for the same period in 2021. This increase in net cash flow was driven by the lower treasury operations for purchases of publicly traded debt securities in 2022.

Net cash used in investing activities for the year ended December 31, 2021 was RUB 2,236 million, compared to RUB 1,479 million for the same period in 2020. This increase in net cash outflow was driven by the treasury operations for purchases of publicly traded debt securities, and was partly offset by cash inflows received from the sale of an equity associate.

Cash flows used in financing activities

Net cash used in financing activities for the year ended December 31, 2022 was RUB 1,216 million, compared to RUB 7,417 million for the same period in 2021. The decrease in net cash outflow was primarily driven by no dividends paid to shareholders of the Group during the 2022. In 2021 the dividends paid amounted 5,211 million.

Net cash used in financing activities for the year ended December 31, 2021 was RUB 7,417 million, compared to RUB 287 million for the same period in 2020. The increase in net cash outflow was primarily driven by the issuance of RUB 5 billion unsecured bonds in 2020 while in 2021 RUB 1,9 billion of debts was repaid.

Borrowings

As of December 31, 2022, and December 31, 2021, our debt consisted of the following:

				As of	As of
	Credit limit	Interest rate	Maturity	December 31, 2021	December 31, 2022

				(in RUB millions)
Current interest-bearing debt
Bank’ revolving credit facility	460	Up to 13% (1)	June 30, 2023	—	—
				—	—
Non-current interest-bearing debt

Bonds issued	5,000	9.3%	October 10, 2023	4,734	3,922
Total debt				4,734	3,922
Including short-term portion				86	3,922
(1)	The agreement stipulated the right of a lender to increase the interest rate in case the covenants are violated. The Group was in compliance with all covenants as of December 31, 2022.

In October 2020 we issued unsecured bonds in the principal amount of RUB 5 billion with a fixed nominal interest rate of 8.4% (issuing costs amounted to RUB 83 million, so that effective interest rate comprised 9.3%). The bonds mature in 2023. Certain of our Group companies are subject to various covenants pursuant to the terms of these bonds. As of December 31, 2022, and December 31, 2021, we were in compliance with all such covenants. Under the terms of the bonds, in the event of a breach of certain covenants the bondholders have the right to request that the company, JSC QIWI and Sette FZ-LLC purchase their Bonds at their nominal value plus any interest accrued but not yet paid and, in certain instances, a default interest. The proceeds from the bond placement are used to finance our ROWI project as well as for other projects.

Interest expense with respect to the entirety of our debt amounted to RUB 360 million in 2022 compared to RUB 501 million in 2021.

C.	Research and development, patents and licenses, etc.

See Item 4B “Business Overview — Intellectual Property.”

D.	Trend information

In 2022, our Payment Services segment payment volumes increased due to higher number of operations via our CONTACT money remittance payment system, onboarding of new merchants and aggregators, increase of payment volume using QIWI Wallet for numerous types of services, and growing payment volume from our product offering for self-employed and peer-to-peer operations. We also observed an increase of Payment Services segment net revenue yield mainly driven by a combination of terminated low-margin TSUPIS operations since October 2021, lower third-party processing commissions for payment operations, improved economics of payouts on the taxi market post acquisition of Taxiaggregator SaaS platform, increased share of operations with higher commissions on currency conversion, and higher interest income driven by a higher Central Bank base rate. A combination of higher payment volumes and improved net revenue yield resulted into higher Payment Services segment net revenue year over year (see Item 5A “Operating Measures”).

Our volumes and revenues in the Payment Services segment were also affected by other factors including the implementation of additional know-your-client and anti-money laundering measures, regulatory changes in the betting market and long-lasting implications of the COVID-19 outbreak resulting in various "shelter-in-place" regulations, lockdowns, bans on international travel, cancellations of public events, and supply chain disruptions. The coronavirus pandemic is still ongoing, and significant quarantine restrictions may still be used or implemented. The full impact of the COVID-19 pandemic on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last. See also “– Impact of COVID-19”.

In December 2020, following the routine scheduled audit of Qiwi Bank, the CBR introduced certain restrictions on Qiwi Bank’s operations, including, effective from December 2020, the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. The restrictions introduced by the CBR have substantially affected our business, financial condition, and results of operations, primarily through decreasing the e-commerce and money remittance volumes, and as a result, our revenues and profits. We worked closely with the CBR to remediate the identified deficiencies and violations and eliminate the restrictions that have been imposed. As a result of such cooperation, all restrictions with respect to QIWI expired in May, 2021, although this did not result in full restoration of the respective volumes. There can be no assurance that no new restrictions will be adopted.in the future.

Our results have also been affected by regulatory changes in the betting market landscape. In December 2020, a new law was adopted, creating the Unified Interactive Bets Accounting Center's role. We made public proposal to serve as the single Interactive Bets Accounting Center pursuant by the new regulatory regime but our bid was not successful. In October 2021, the newly-appointed Unified Interactive Bets Accounting Center replaced QIWI TSUPIS. As a result, we lost the ability to generate volume and income directly related to TSUPIS business in Russia starting from 4Q 2021, although we retained betting revenues generated from QIWI Wallet services, including commissions for betting accounts top-ups and winning payouts. The combined betting stream represented 26% (or RUB 351.6 billion) of Payment Services segment payment volumes and 38% (or RUB 5,225 million) of Payment Services segment payment net revenue for 9M 2021. QIWI’s TSUPIS business and related acquiring services for 9M 2021 accounted 23% (or RUB 3,246 million) of Payment Services segment payment net revenue.

In September 2021, the Central Bank of Russia introduced heightened scrutiny recommendations with respect to peer-to-peer transactions with a view to eradicate such transactions which de-facto represent payments for various illicit or improper services. These recommendations require financial institutions such as ourselves to track transactions that are deemed suspicious under the various criteria imposed by the recommendations, cancel such suspicious transactions under certain circumstances and terminate relationships with the relevant clients carrying out such transactions. Started from 2022, CBR collects from credit institutions specialized reports focused specifically on their peer-to-peer transactions. Due to the broad scope of suspiciousness criteria, in practice suspicious transactions may be difficult to distinguish from legitimate peer-to-peer transfers, and it is likely that certain bona fide operations that do not involve anything illegal or improper may also be affected as the market participants, including our company, seek to institute controls aimed at compliance with the new guidelines. It may be expected that the volume of the peer-to-peer transfers in Russia generally (and our respective volumes in particular) will deteriorate as a result of these measures (see Item 3D Risk Factors “ – Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”).

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a devastating effect on Russian relations with the West. In response to the Ukraine crisis, Ukraine, the European Union and the United States (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have passed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and whole sectors of Russian economy, as well as “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions. During 2022, we saw the imposition of severe measures that have hitherto been unprecedented.

These sanctions have had and will continue to have the effect of damaging the Russian economy. In addition, the introduction of further economic,trade or other sanctions remains highly likely as the conflict in Ukraine develops. We cannot predict the full impact of these matters on our business and results of operations, due to the fact that the related developments are highly unpredictable and occur swiftly, often with little notice. While the current scope of sanctions does not target QIWI directly, there can be no assurance that additional sanctions affecting our company will not be imposed. You are urged to read these observations in conjunction with the information provided elsewhere in this annual report (see Item 3D “Risk Factors – The conflict between Russia and Ukraine, and particularly its 2022 escalation, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, the resulting negative implications on the Russian economy, and the measures that are being adopted by Russia in response, could adversely impact our operations and financial condition”, Item 5A “– Impact of geopolitical developments in Russia and related sanctions”, and Note 31 “Events after the reporting date” of the audited consolidated financial statements included in this annual report).

As a result of these factors, our growth potential may be significantly affected during 2023. Please see also Item 3D “Risk Factors."

E.	Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the reporting dates and the reported amounts of revenues and expenses during the reporting periods. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The most significant judgments relate to the recognition of control, joint control or significant influence over entities. The most significant estimates and assumptions relate to determination of the fair values of assets acquired and liabilities assumed in business combinations, useful life of intangible assets, impairment of goodwill and intangible assets, impairment of financial assets, uncertain position over risk assessment, fair values of assets and liabilities acquired in business combinations, ECL measurement. We have based our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates under different assumptions or conditions.

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

Impairment of goodwill and intangible assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation, which is the main method for CGU level, is based on a DCF model. The cash flows are derived from the budget for the next three years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group.

ECL measurement

We record an allowance for ECLs for financial guarantees, all loans, loan commitments and other debt financial assets not held at FVPL. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12mECL). The 12mECL is the portion of LTECL that represents the ECLs that result from default events on a financial instrument that are possible within the 12 months after the reporting date. Both LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

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

In all cases, we consider that there has been a significant increase in credit risk when contractual payments are more than 30 days past due. We consider a financial asset in default when contractual payment are 90 days past due (except for debt securities and accounts/deposits within financial institutions of 14 days). However, in certain cases, we may also consider a financial asset to be in default when internal or external information indicates that we are unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by us.

For Trade and other receivables, we have applied the standard’s simplified approach and have calculated ECLs based on lifetime expected credit losses. We have established a provision matrix that is based on our historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For factoring and performance loans and its undrawn credit commitments ELC calculation we use internal historical loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

Uncertainty over risk assessment

We disclosed possible and accrued probable risks in respect of currency, customs, tax and other regulatory positions. Our management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its estimation of probability, which requires considerable judgment.

ITEM 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Sergey Solonin	49	Director, Chairman of the Board
Alexey Blagirev	38	Independent Director
Alexey Ivanov	53	Independent Director
Alexey Solovyev	45	Independent Director
Lev Kroll	33	Independent Director
Andrey Protopopov	41	Director, Chief Executive Officer
Oxana Sirotinina	48	Director
Alexey Mashchenkov	43	Chief Financial Officer
Maria Shevchenko	46	Chief Operating Officer

Biographies

Sergey Solonin. Mr. Sergey Solonin has served as our director since December 2010 and as chairman of our Board of Directors since January 2020. He has also been our chief executive officer from October 2012 to January 2020. Mr. Solonin is an entrepreneur and has over 20 years of experience in the payment services and banking industries. Mr. Solonin graduated from All-Russian Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Alexey Blagirev. Mr. Alexey Blagirev has served as our director since September 2022. He has more than 15 years of experience holding executive positions in international companies. Mr. Blagirev is a seasoned expert in developing innovative ecosystem projects, tech products, startup hubs and accelerators, conferences, hackathons, and educational courses for digital innovation leaders and others. Mr. Blagirev served as a Deputy CEO from May 2020 to July 2022 and a Head of Technology & Investor Relations from March 2019 to April 2020 at the Sensorium. Prior to that he reached numerous accomplishments working in the banking industry primarily in the field of fintech innovations. He graduated from Russian State University of Innovations and Business in 2006 with a degree in Information Technologies. Mr. Blagirev also holds an advanced diploma in accounting and business from the Association of Certified Chartered Accountants (ACCA UK).

Alexey Ivanov. Mr. Alexey Ivanov has served as our director since September 2022. He is also an independent director and chairman of the audit committee for Norilsk Nickel since June 2022 and a chief executive officer of Axioma LLC since 2020. Prior to that, he was a partner at PricewaterhouseCoopers from 2004 to 2020. In 1991, Mr. Ivanov graduated from St. Petersburg State University with an honors degree in Economic Cybernetics. He qualified as a chartered accountant in 1997 and is a member of the Institute of Chartered Accountants in England & Wales (ICAEW). Since 1998, Mr. Ivanov also holds an audit certificate issued by the Ministry of Finance of the Russian Federation.

Alexey Solovyev. Mr. Alexey Solovyev has served as our director since September 2022. He has been working in the venture capital market for over 10 years, starting in 2011 after gaining experience in the company of Leonid Boguslavsky ru-Net (RTP Global). In 2019, after serving as a Managing Partner and CEO in several VC firms, Mr. Solovyev founded the private investment company A.Partners. He is also a co-founder of AngelsDeck – one of the largest business angel group. Prior to starting career as a venture investor, Mr. Solovyev worked in leading IT companies such as Optima Group, IBS Group, where was responsible for M&A strategy and IPO sector, involved in the processes of deal sourcing, due diligence, portfolio business development, generation and execution of exit opportunities. Mr. Solovyev graduated from Bauman Moscow State Technical University in 2002 with a degree in Computer Science and studied venture investments at the Haas School of Business University of California, Berkeley (USA, California).

Lev Kroll. Mr. Lev Kroll has joined the Board of Directors of QIWI as an Independent Director with effect from March 07, 2023. Mr. Kroll was appointed as a member of the Audit Committee and the Strategy and Sustainable Development Committee. Mr. Kroll has a strong background in marketing and entrepreneurship and holds a profound diverse expertise in such areas as advisory, mentoring, consulting, strategic positioning and business structuring. Since 2021 Mr. Kroll has served as General Manager and Chief Strategy Officer at AppCapital.vc, a company with a diverse portfolio of subscription-type applications aimed for scale through a marketing and product development. Prior to current appointments, Mr. Kroll was a cofounder of Manufactura (social media agency, 2011) and Gravity (2013), worked in the role of Chief Marketing Officer (CMO) at Claustrophobia (2014), with international experience gained from Incantico, Italy (2017) where he worked as a managing partner and oversaw the launch of the business and its growth. For the most recent years, Mr. Kroll has served as a CMO focused on smart devices and AI technologies, aiming to help software companies tackle hardware challenges. Mr. Kroll graduated from Higher School of Economics, Moscow with a degree in Sociology.

Andrey Protopopov. Mr. Andrey Protopopov has served as our director and Chief Executive Officer since June 2021. He has also served as Chief Executive Officer of Payment Services since August 2019. Previously, he served as a Head of IT and Product from June 2015 to August 2019 and a Head of Product Management from September 2013 to June 2015. Mr. Protopopov has over 12 years of commercial and product managing experience. Before joining QIWI, Mr. Protopopov worked at Procter & Gamble for 12 years, holding numerous positions in market strategy and planning as well as business development. Mr. Protopopov graduated from Novosibisrsk State University in 2004 with a master’s degree in mathematics.

Oxana Sirotinina. Ms. Oxana Sirotinina has served as our director since September 2022. She also runs the family office of Mr. Sergey Solonin. In addition, Ms. Sirotinina serves as the General Director of the LLC "BLK Group," which focuses on asset management and consultation. Ms. Sirotinina earned a degree in accounting and audit in 1997 from the All-Russian Distance-Learning Institute of Finance and Economics (now a division of Financial University under the Government of the Russian Federation). In 2004, she received an MBA from the Russian Presidential Academy of National Economy and Public Administration. Ms. Sirotinina holds a Candidate of Sciences Degree in Economics (Derzhavin Tambov State University, 2007).

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

Nadiya Cherkasova, Elena Titova, Tatiana Zharkova and Alla Maslennikova who had been members of QIWI's Board of Directors since 2018, 2019, 2020 and 2022 respectively, resigned from the Board on March 21, 2022, April 20, 2022, September 21, 2022, and March, 2023 respectively.

B.	Compensation

Compensation of Directors and Executive Officers

Under our articles of association, our shareholders determine the compensation of our directors from time to time at a general meeting of our shareholders, our board of directors determines the compensation of our chief executive officer. The powers to determine the remuneration of our other executive officers is delegated to our compensation committee of the board of directors. We also provide all of our directors with professional liability insurance.

For the year ended December 31, 2022:

-	the aggregate remuneration paid (comprising salary, discretionary bonuses, share-based payments and other short-term benefits) to our directors and executive officers was RUB 429 million;
-	no amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report;
-	none of our non-executive directors, in particular independent director appointees, had a service contract with us that provides for benefits upon termination of office.

Our executive officers participate in a bonus program of the company that is subject to performance of corporate key performance indicators (“cKPIs”). The cKPIs for 2022 and 2023 vary depending on the Group level or the reporting segment and may include, for example, net revenue and net profit for the relevant reporting segment or at Group level, ROWI active transactions, etc. Bonuses are allocated on an annual basis subject to performance of the cKPIs according to the formula approved by the company’s relevant corporate body. Bonus allocation takes place upon approval of the annual consolidated financial statements of the company by the Board of Directors.

2012 Employee Stock Option Plan

In October 2012, our board of directors adopted and our shareholders approved an Employee Stock Option Plan, or the 2012 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. On October 31, 2022 the 2012 Plan expired and there are no outstanding options granted thereunder.

Employee Restricted Stock Units Plan

In July 2015, our shareholders approved an Employee Restricted Stock Units (“RSUs”) Plan, or the 2015 Plan, an equity-based incentive compensation plan intended to help align the interests of our management and others with those of our shareholders. On December 31, 2022, the 2015 Plan expired and there are no outstanding RSUs granted thereunder.

QIWI Employees Trust

In April 2018, QIWI plc established QIWI Employees Trust. Our class B shares reserved for the existing long-term incentive plans were issued and allotted to that trust. QIWI Employees Trust held those shares in favor of the participants for the motivation purposes. In May 2022, the QIWI plc shares reserved to the trust were transferred to the executives for the significant contribution to the strategic development of the company. the remaining cash on the Trust’s accounts was donated to a charity institution. As a result, QIWI Employees Trust was terminated.

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

Long-Term Cash Incentive Program

General. In August 2019, in order to align employee compensation practices with the best market practices and applicable guidelines, our board of directors approved a Long-Term Cash Incentive Program, or the LTCIP. Certain amendments were introduced to the LTCIP in 2021 and 2022. Under the LTCIP, we may grant rights to bonus to executive managers and key employees of the Group who are in a position to make a significant contribution to the success of the Group. Each executive director of the board is also eligible to receive grants to bonus under the LTCIP in connection with such individual’s service as an employee of the company. Non-employee directors of the board of directors of the company are not eligible to participate in the LTCIP. The available bonus limits are set by the Administrator. The LTCIP is scheduled to expire on the tenth anniversary of its effectiveness (unless terminated earlier by the Administrator), although the rights to bonus granted prior to such expiration (if any) will remain outstanding after such date in accordance with their terms.

Administration. Our compensation committee administers the LTCIP under the decision of the board to delegate such powers. In its turn our compensation committee has delegated part of its powers of the Administrator of the LTCIP to our chief executive officer. Notwithstanding the above, our board shall approve any awards to our chief executive officer. The Administrator determines the terms of all rights to bonus (including terms and conditions with respect to the achievement of established performance metrics), subject to the certain limitations. The Administrator also has the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the LTCIP as it deems advisable. The Administrator may construe and interpret the terms of the LTCIP and any bonuses granted thereunder. The participants of the LTCIP are also selected by the Administrator.

Terms and Conditions Generally. The motivation bonuses payout is subject to the achievement of one or several corporate targets set forth in the award agreement. 100% of the motivation bonuses is eligible to vest on December 31 of the year following the grant year subject to satisfaction of the vesting conditions. The retention bonuses payout is subject to the participant’s continued employment or service with a member of the Group. The retention bonus is eligible to vest in four equal installments every six months. Bonuses that have not become eligible to payout as of the date of termination of a participant’s employment or service with a member of the Group is forfeited upon such termination. No right to bonus granted under the LTCIP may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner (other than pursuant to the laws of descent and distribution), provided that the bonus payout is not considered to be any type of disposal.

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

Outstanding Awards to Certain Executive Officers

The following table sets forth certain information with respect to outstanding equity awards held by the following executive officers at March 31, 2023:

Number of
			Class B Shares	Number of
			Underlying	Class B Shares
			Vested	Underlying Unvested	Option
			Options (#)	Options (#)	Exercise	Option Expiration
	Option plan	Grant Date	Exercisable	Unexercisable	Price ($)	Date
Andrey Protopopov	2019 ESOP	July 17, 2019	—	210,000	16.75	December 31, 2026
Maria Shevchenko	2019 ESOP	June 30, 2020	—	350,000	13.70	December 31, 2026

The following table sets forth certain information with respect to outstanding cash awards held by the executive officers at March 31, 2023:

Plan	Grant Date	Bonus Type	Bonus Vested (RUB)	Bonus Unvested (RUB)
2021 LTCIP	2021	Restricted Stock Units -(“RSU”)		—
2021 LTCIP	2021	Performance Stock Units -(“PSU”)	33,093,333	—
2022 LTCIP	2022	RSU	35,025,000	35,025,000
2022 LTCIP	2022	PSU	—	70,050,000
2023 LTCIP	2023	RSU	—	70,050,000
2023 LTCIP	2023	PSU	—	70,050,000

For information on share ownership and options held by our directors and senior management, please see “Major Shareholders and Related Party Transactions”.

C.Board Practices

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to seven directors nominated and elected by the shareholders (subject to certain exemptions), including not less than three directors who shall be independent directors (see also “Description of Share Capital—Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the annual report will expire at the annual general meeting of shareholders to be held in 2023. Our directors shall be elected at each subsequent annual general meeting of shareholders. Our articles of association provide that we may have up to seven directors, including not less than three independent directors. Non-independent directors shall not be more than four.

Under the Nasdaq Listing Rules, a director employed by us or that has, or had, certain relationships with us during the three years prior to this annual report, cannot be deemed to be an independent director, and each other director will qualify as independent only if our board of directors affirmatively determines that the director has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Our articles of association provide that any non-independent director may be qualified as an independent director if such director meets certain criteria under the Nasdaq Listing Rules. Accordingly, our board of directors has affirmatively determined that Mr. Alexey Blagirev, Mr. Alexey Ivanov and Mr. Alexey Solovyev are each an independent director in accordance with the Nasdaq Listing Rules.

Committees of our Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the strategy and sustainable development committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows.

Audit Committee. Our audit committee consists of Messrs. Blagirev, Ivanov and Kroll, Mr. Ivanov is the chair of the audit committee and our board of directors has determined that Mr. Ivanov qualifies as an “audit committee financial expert,” as defined under Nasdaq Listing Rules and the rules and regulations of the Exchange Act. Messrs. Blagirev, Ivanov and Kroll are each an independent director in accordance with the Nasdaq Listing Rules.

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

Our audit committee’s duties include, but are not limited to:

·selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

·reviewing with our independent registered public accounting firm the external audit plan and monitoring progress of its execution;

·reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

·reviewing all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

·discussing the financial statements and annual and quarterly reports with management and the independent registered public accounting firm;

·review the internal auditor's objectives, resources and effectiveness and their annual audit plan, as well as the adequacy and effectiveness of internal control policies and procedures on a regular basis;

·discuss with management legal matters that may have a material impact on the financial statements or company’s compliance procedures;

·reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

·meeting separately and periodically with management and our independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Messrs. Ivanov, Sirotinina and Solovyev, Ms. Sirotinina is the chair of the compensation committee. Mr. Alexey Ivanov is an independent director in accordance with the Nasdaq Listing Rules, whereas Messrs. Sirotinina and Solovyev are non-independent director and independent director, respectively. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

·	approving the compensation package of the chief executive officer;
·	administering our equity incentive plan;
·	overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and
·	authorizing the repurchase of shares from terminated employees.

Strategy and Sustainable Development Committee. Our strategy and sustainable development committee (previously known as the strategy committee) consists of Messrs. Blagirev, Solovyev, Protopopov and Kroll. Mr. Blagirev is the chair of the strategy and sustainable development committee. Our strategy and sustainable development committee has a key role in defining our strategic goals and objectives, including but not limited to Environmental, Social and Governance area, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of these contains standard terms and conditions in compliance with Russian or other local labor law. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits.

We may terminate the employment agreements with our executive officers in accordance with the general provisions envisaged by Russian or other local labor law if, among other things, one of our executive officers commits serious breach of duties, is guilty of any gross misconduct in connection with the handling of money or valuables, or takes an erroneous decision that leads to the improper use of, or causes damage to, our property. In addition, Russian labor law and employment agreements of some of our executive officers contain certain additional provisions whereby we may terminate their employment agreements if such officers are dismissed from office in accordance with Russian bankruptcy legislation.

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

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the US Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and may therefore be unenforceable.

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

D.	Employees

See Item 4B “Business overview—Employees”.

E.Share Ownership

See Item 7A “Major Shareholders” for information on the shareholdings of our directors and executive officers.

See Item 6B “Compensation—Outstanding Equity Awards to Certain Executive Officers” for information on options granted to our executive officers.

See Item 6B “Compensation—Employee Stock Option Plan” for a description of our employee stock option plan.

ITEM 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of March 31, 2023, by:

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

The calculations in the table below are based on 10,413,522 class A shares and 52,299,453 class B shares outstanding as of March 31 2023, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by US holders. To our knowledge, as of March 31, 2023, a total of 51,979,248 Class B ordinary shares are held by one record holder in the US. The holder is The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class A ordinary shares are held by record holders in the US. The number of beneficial owners of the ADSs in the US is likely to be much larger than the number of record holders of our ordinary shares in the US.

			Total %	Total %	Total % of
		Total	of Issued	of Issued	Votes
	Total Class A	Class B	Class A	Class B	at a General
	Shares	Shares	Shares	Shares	Meeting
Directors and Executive Officers:
Sergey Solonin (1)	10,413,510	7,299,049	99.9999	14.0	71.2
Alexey Ivanov	—	—	—	—	—
Alexey Blagirev	—	—	—	—	—
Alexey Solovyev	—	—	—	—	—
Oxana Sirotinina	—	—	—	—	—
Lev Kroll	—	—	—	—	—
Andrey Protopopov	—	143,700	—	—	*
Maria Shevchenko	—	—	—	—	—
Alexey Mashchenkov	—	35,938	—	—	*

All directors and executive officers as a group
Principal Shareholders:
Sergey Solonin (2)	10,413,510	7,299,049	99.9999	14.0	71.2

*Represents less than 1%.

(1)Includes (a) 10,413,510 class A ordinary shares owned directly, and (b) 7,299,049 class B ordinary shares held by Dalliance Services Company, a corporation wholly owned by the Sergey Solonin.

(2)Based solely on the Schedule 13-D/A filed by Sergey Solonin with the Securities and Exchange Commission on December 28, 2022. Includes (a) 10,413,510 class A ordinary shares and (b) 7,299,049 class B ordinary shares held by Dalliance Services Company, a corporation wholly owned by the Sergey Solonin.

B.	Related Party Transactions

Bank Accounts and Deposits

Qiwi Bank maintains accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 13 million as of December 31, 2022. We believe that all of the agreements pertaining to such accounts and deposits are entered into on arm’s length terms and do not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Employment Agreements and Share Options

See “Management – Employment Agreements” and “Management – Employee Stock Option Plan”.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information
A.	Consolidated Financial Statements and Other Financial Information

See Item 18 “Financial Statements”.

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

Please refer to Note 27—Commitments and Contingencies and Item 3D Risk Factors - “We have become subject to lawsuits in connection with the abrupt decrease in our share price caused by our disclosure of the restrictions introduced by the CBR with respect to Qiwi Bank’s operations in December 2020” for discussion around our legal proceedings.

Dividend Policy

In general, we aim to distribute surplus cash to our shareholders in the form of dividends, buyback or combination of both.

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

Due to the lingering stock market infrastructure issues resulting from the introduction of European sanctions against the Russian National Settlement Depositary, the company does not see the opportunity to arrange the distribution of dividends or repurchase shares with the equal treatment of all its shareholders. Respectively the Board decided to keep the distribution of dividends under review until changes of the sanction regime in respect of the Russian National Settlement Depositary or other developments that may enable the company to distribute dividends to all of its shareholders.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.The Offer and Listing

A.	Offer and Listing Details.

See Item 9C “— Markets”.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our ADSs, each representing one class B share, have been listed on the Nasdaq since May 3, 2013 and have been admitted to trading on the Moscow Exchange since May 20, 2013, under the symbol “QIWI”.

On February 28, 2022, trading on the Moscow Exchange in all equity securities was suspended (including our ADSs), which suspension was later extended until the limited resumption of stock trading on the Moscow Exchange on March 24, 2022, and further resumption of stock trading on the Moscow Exchange on March 28, 2022. Trading by non-Russian investors on the Moscow Exchange remained significantly restricted since then.

Also, on February 28, 2022, Nasdaq halted trading in our ADSs along with securities of certain other Russian companies. On March 15, 2023, we received a notice from the Staff indicating that the Staff has determined to delist our ADSs, each representing one Class B ordinary share of the Company, from the Nasdaq Global Select Market. In the notice the Staff referred to Nasdaq Listing Rule 5101 that empowers Nasdaq to determine delisting of Company’s securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

We believe we are in compliance with all applicable disclosure requirements, adhere to high standards of corporate governance and meet all qualitative and quantitative listing criteria of Nasdaq. On March 21, 2023, we requested an oral hearing to appeal the Staff's determination to delist our ADSs. On March 21, 2023, Nasdaq Listing Qualifications Hearings department provided a formal notice that the Panel will consider our appeal at an oral hearing on April 27, 2023. Pursuant to the notice all submissions for the hearing must be filed with the Panel by April 7, 2023. We will need to state with specificity the grounds upon which the Company is seeking review of Staff’s determination letter. The delisting action has been stayed, pending a final written decision by the Panel.

We aim to protect our shareholders’ rights and interests, but there can be no guarantee that Nasdaq will not proceed with the delisting action and no assurance when or if the trading halt will be lifted and the trading in our ADSs will be resumed. For as long as trading halt is in place, our ADSs remain effectively illiquid. If the trading halt ultimately results into the delisting, there will no longer be a liquid market for our ADSs on Nasdaq and only over the counter (OTC) transactions will be available with our ADSs. The trading of our ADSs on the Moscow Exchange is not affected by the Nasdaq delisting determination. We are analyzing various options to restore liquidity for our shareholders, including alternative listing of securities, redomiciliation, restructuring, and others. However there is no assurance we will be able to find a solution or that any such solution will not have any adverse tax consequences or liquidity issues for all holders of our ADSs or underlying shares. (See “- Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although we requested a hearing to appeal the delisting determination, there can be no assurance that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations”).

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

The annual general meeting and a shareholders’ general meeting called for the election of directors or for a matter for which Cypriot law requires a special resolution, which means a resolution passed by a majority of not less than 75% of the voting rights attached to our issued shares present and voting at a duly convened and quorate general meeting, must be called with no less than 45 days’ written notice (not counting the day in which it was served or deemed to be served and the date for which it is given). Other shareholders’ general meetings must be called with no less than 30 days’ written notice.

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

Removal of Directors

Under Cyprus law, notwithstanding any provision in our articles of association, a director may be removed by an ordinary resolution of the general shareholders’ meeting. The shareholders who desire the removal of the director could, with 28 days’ notice, request the Board to call a general meeting for such removal. The office of any of the directors shall be vacated if, among other things, the director (a) becomes bankrupt or makes any arrangement or composition with his or her creditors generally; or (b) becomes permanently incapable of performing his or her duties due to mental or physical illness or due to his or her death. If our board of directors exercises its right to appoint a director to fill in a vacancy on the board created during the term of a director’s appointment as provided in our articles of association, a shareholder or a group of shareholders holding at least 10.01% of the voting rights attached to our issued shares may terminate the appointment of the entire board of directors. See also “—Appointment of Directors”.

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
(e)

entry into (whether by renewal or otherwise) any agreement or transaction with a related party except for: (1) transactions in the ordinary course of business (as defined in our articles of association) on an arm’s length basis, (2) intra-group transactions, (3) transactions at a price less than US $50,000 (if the price can be determined at the time the transaction is entered into);

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

Agreement for the transfer the ownership of the of shares related to the project Tochka

On September 14, 2021, the company terminated its participation in the Tochka project by selling its stake (the “Transaction”) in JSC Tochka (“Tochka”) to Otkritie Bank (the “Counterparty”). The Transaction was documented by a share sale and purchase agreement and a number of ancillary agreements aimed at discontinuing our operational participation in Tochka, terminating non-

competition and non-solicitation arrangements previously entered into in connection with our ownership of Tochka, providing certain indemnities in connection with the Transaction, etc.

Shares Sale and Purchase Agreement dated July 21, 2021 (“SPA”)

The subject of the SPA was selling of company’s 40% stake in Tochka. The initial price of the shares was set at RUB 4.95 billion plus performance adjustment gain contingent on Tochka’s earnings for the year 2021. The payment of initial price and transfer of shares ownership were completed in September 2021. The consideration for the sale of the stake in Tochka was comprised of a fixed portion paid at the time of closing and a contingent portion which was paid in the amount of RUB 4.85 billion in the second quarter of 2022.

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

Cyprus Tax residency of an individual

Cyprus tax resident individuals are taxed on all chargeable income accrued or derived from all sources in Cyprus and abroad. Individuals who are not tax residents of Cyprus are taxed on income accrued or derived from Cyprus sources only.

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

Furthermore, on January 1, 2017 an amendment to the Income Tax Law entered into force introducing a second tax residency test – the “60 day rule” – for the purposes of determining Cyprus tax residency for individuals. An individual is considered to be a tax resident in Cyprus, if he/she satisfies either the “183 day rule” as above or the “60 day rule” for the relevant tax year (coinciding with calendar year). The “60 day rule” applies to an individual who in the relevant tax year:

·does not reside in any other single state for a period exceeding 183 days in aggregate, and

·is not considered as a Tax Resident in any other country

·resides in Cyprus for at least 60 days within the tax year, and

·carries on any business in Cyprus and/or is employed in Cyprus and/or holds an office in Cyprus at any time during the tax year, provided that such is not terminated during the tax year, and

·maintains a permanent residence in Cyprus either owned or rented by the individual.

An individual is considered to be domiciled in Cyprus for the purposes of Special Contribution for the Defence if he/she has a domicile of origin in Cyprus per the Wills and Succession Law (with certain exceptions) or if he/she has been a tax resident in Cyprus for at least 17 out of the 20 tax years immediately prior to the tax year of assessment. Having a Non-Domicile status in Cyprus, exempts individual from payment of Special Defense Contribution (details below).

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

Non-tax resident Cyprus companies (i.e. not managed and controlled from Cyprus) are liable to income tax in Cyprus only in respect of the following types of income arising from sources in Cyprus: trading profits of a permanent establishment situated in Cyprus (i.e. fixed base from which a business is carried on), profit from the sale of trade goodwill in Cyprus, and income arising from immovable property situated in Cyprus (rental income or disposal of immovable property).

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

Immovable Property Tax

Immovable property tax was abolished from 1 January 2017 for the tax year 2017 and for each subsequent year. Immovable property tax continues to be imposed by local authorities.

According to the amended (dated 18 November 2022) Central Agency for Equal Distribution of Burdens (Creation, Objects, Responsibilities, and Other Related Matters) Law, a contribution of 0,4% is imposed on the sale of immovable property located in the areas controlled by the Republic and on the sale of shares in a company that owns such immovable property, provided that the buyer takes control of the company. The law provides the clarification that the responsible body for the collection of the contribution of 0,4% is the Tax Commissioner, who issues a relevant payment certificate upon the transfer of immovable property or the transfer of shares.

As such, Form T.D. 401 (2022) “Declaration of sale of immovable property” and Form T.D. 402 (2022) “Declaration of sale of shares” have been amended to include the calculation of this contribution. The contribution is not imposed in cases where an immovable property deed of sale has been submitted to the Department of Lands and Surveys, or a form for the transfer of shares has been submitted to the Registrar of Companies and Intellectual Property, with a date of transfer before the 22nd of February 2021 (the effective date of the Central Agency of Equal Burden Distribution Law of 2021).

The Tax Commissioner has all the powers, responsibilities and obligations, including the imposition of administrative fines and other administrative sanctions, including penalties and additional fees, as specified in the Assessment and Collection of Taxes law, the Collection of Taxes law and the Capital Gains Tax law, as well as for the resolution of any issues that may arise.

Finally, an announcement was issued by the Tax Department which informs taxpayers that the Tax Commissioner intends to grant a reasonable time period to settle the relevant obligation without imposing interest and penalties for sales pertaining to the period from 22 February 2021 to 18 November 2022.

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

Any gain from disposal by a Cyprus tax resident company/individual of securities shall be exempt from corporate income tax irrespective of the trading nature of the gain, the number of shares held or the holding period and shall not be subject to the Cypriot Special Contribution for the Defence. Such gains are also outside of the scope of capital gains tax provided that the company whose shares are disposed of does not own directly or indirectly any immovable property situated in Cyprus or such shares are listed in any recognized stock exchange.

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

Taxation of Interest income

The tax treatment of interest income of any company which is a tax resident of Cyprus will depend on whether such interest income is treated as “Revenue nature” (subject to corporate income tax) or “Capital nature” (subject to Special Contribution for the Defence Fund). Interest income which consists of interest which has been derived by a company which is a tax resident of Cyprus in the ordinary course of its business and/or interest income closely connected with the ordinary course of its business may be treated as revenue nature and hence will be subject to corporate income tax at the rate of 12.5%, after the deduction of any allowable business expenses. The Special Contribution for the Defence shall not apply to such income. Any other interest income (i.e. of “capital nature” nature), to the contrary, will be subject to the Special Contribution for the Defence at the rate of 30% on the gross amount of interest, corporate income tax shall not apply.

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

On 9 December 2021, the Cyprus Parliament voted to pass into law two bills for amending the Cyprus tax legislation in order to address aggressive tax planning, one of which being the introduction of withholding tax (WHT) on dividend, interest, and royalty payments to countries in Annex I of the EU list of non-cooperative jurisdictions on tax matters (commonly referred to as “the EU blacklist”). On February 14, 2023, Russia was included in “the EU blacklist”. There is no certainty on the amount of tax impacts that may be imposed on QIWI PLC in Cyprus. Specifically, in terms of withholding tax on interest the new legislation provides that WHT at 30% for passive interest paid from Cyprus sources (excluding payments by individuals) to companies in EU blacklisted jurisdictions. Interest payments on instruments quoted on a recognised stock exchange are excluded from the scope of the above.

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

The Tax Circular 2010/8 issued by the Cypriot tax authorities provides guidance as to the tax deductibility of interest expenses incurred in relation to the assets not used in the business, more specifically it states that interest restriction on the assets not used in the business ceases with the sale of the asset or upon the lapse of 7 years.

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

Arm’s length principle

Under Article 33 of the Cyprus Income Tax Law or the arm’s length principle requires that all transactions between related parties should be carried out on an arm’s length basis, being at fair values and on normal commercial terms.

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

On 30 June 2022 the Cyprus Parliament passed a law introducing detailed transfer pricing legislation, with effect from 1 January 2022, explicitly incorporating the OECD Transfer Pricing Guidelines under legislation in Cyprus.

As a result, the Transfer Pricing rules are legislatively implemented and it is now a requirement to justify full compliance with the arm’s length principle on controlled transactions through appropriate documentation.

In summary, article 33 of the Income Tax Law was amended as follows:

1	Stipulation that the arm’s-length principle will be interpreted in accordance with the OECD TP Guidelines as amended from time-to-time;
2

Introduction of the provisions relating to the application of the OECD TP Guidelines, the content of the TP Documentation File (Local and Master Files) and the Summary Information Table (SIT) and the documentation methods for intercompany transactions.

The transfer pricing law and regulations cover all types of transactions between related parties in excess of €750.000 per category of transactions.

Transfer pricing documentation would have to be provided for all related party transactions entered by Cyprus resident companies and foreign entities operating through a permanent establishment in Cyprus, subject to certain exemptions.

The law provides for two types of requirements for tax residents in Cyprus:

i.	To submit a summary information table which includes intercompany transactions, general information about the group, the profile of the business and the transfer pricing method used;
ii.

To prepare a transfer pricing study to justify compliance with the arm’s length principle and to maintain Transfer pricing Documentation Files (Local and Master Files) subject to a small size exemption. The small size exemption applies when the controlled transactions cumulatively, per category, do not exceed EUR 750,000 per tax year.

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

Exit taxation:

The income of a company tax resident in the Republic or of a permanent establishment in the Republic of a company not resident in the Republic as the case may be shall be subject to tax at an amount equal to the market value of the transferred assets, at the time of exit of the assets, less their value for tax purposes, in any of the following circumstances:

(a)

a company resident in the Republic which transfers assets from its head office to its permanent establishment in another member state or in a third country in so far as the Republic no longer has the right to tax the transferred assets due to the transfer;

(b)

a company not resident in the Republic with a permanent establishment in the Republic which transfers assets from its permanent establishment in the Republic to its head office or another permanent establishment in another member state or in a third country in so far as the Republic no longer has the right to tax the transferred assets due to the transfer;

(c)

a company resident in the Republic which transfers its tax residence to another member state or to a third country, those assets which remain effectively connected with a permanent establishment in the Republic after the transfer of the tax residence and for which the Republic retains the right of taxation are not subject to the provisions of this section;

(d)

a company not resident in the Republic with a permanent establishment in the Republic which transfers the business carried on by its permanent establishment in the Republic to another member state or to a third country in so far as the Republic no longer has the right to tax the transferred assets due to the transfer.

We cannot exclude that the Cyprus Tax Authorities may still apply exit tax upon the Company`s domiciliation and therefore additional tax liabilities may accrue. If additional taxes are assessed with this respect, they could have a material adverse effect on our business, financial conditions and results of operations.

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

The exact reform measures will be finalized in 2023 but the following proposals are under discussion:

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

The European Commission on the 22nd of December 2021 published a legislative proposal for a Directive to be issued, the Third Anti-Tax Avoidance Directive, known as "ATAD 3", or "Un-shell" Directive, which sets forth rules to prevent the misuse of shell companies for tax purposes.

The European Commission's proposal indicates that the new rules should be transposed into domestic law by EU Member States by 30 June 2023. Once duly adopted, it is proposed to take effect from 1 January 2024 and, as certain criteria are based on the income and activities of the company in the previous two years, a company's position in the period from 1 January 2022 onwards could be relevant for the proper application of the rules. The Directive lays down a uniform test that will help Member States to identify undertakings that are engaged in an economic activity, but which do not have minimal substance and are misused for the purpose of obtaining tax advantages. Once these minimum substance requirements are not met, the undertaking will be classified as "shell entity" and will sustain certain adverse tax consequences.

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

United States Federal Income Tax Considerations

The following discussion is a summary of the US federal income tax considerations generally applicable to US Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion addresses only US Holders that hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) for US federal income tax purposes. The discussion does not discuss all aspects of US federal income tax considerations that may be relevant to investors in light of their particular circumstances or investors subject to special rules, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, US expatriates, persons liable for alternative minimum tax, brokers or dealers in securities or currencies, holders whose “functional currency” is not the US dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity or arrangement treated as a partnership for US federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-US entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding (by vote or value). The following discussion does not address any US state or local or foreign tax considerations, any US federal gift or estate tax or alternative minimum tax considerations, or the Medicare tax on certain net investment income.

The discussion is based on the laws of the United States, including the Internal Revenue Code of 1986, Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the US Internal Revenue Service, or the IRS, and the income tax treaty between the United States and Russia (the “Treaty”), all as in effect at the date of this annual report, and any of which may change, possibly with retroactive effect. The discussion is also based, in part, on representations by the depositary and assumes that each obligation under the depositary agreement and any related agreement will be performed in accordance with its terms. Further, there can be no assurance that the IRS will not challenge any of the considerations described herein.

In General

For purposes of this discussion, a “US Holder” is a beneficial owner of our ADSs or ordinary shares that is, for US federal income tax purposes:

●	a citizen or individual resident of the US;
●	a corporation for US federal income tax purposes, or other entity treated as a corporation that is created in or organized under the laws of the US, any state thereof or the District of Columbia;

●	an estate whose income is subject to US federal income tax regardless of its source; or
●	a trust if either (1) a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a US person under applicable Treasury regulations.

If a partnership, or an entity or arrangementtreated as a partnership for US federal income tax purposes, holds our ADSs or ordinary shares, the US federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisors regarding the US federal, state and local and non-US tax considerations applicable to them of the ownership and disposition of our ADSs or ordinary shares.

For US federal income tax purposes, US Holders of ADSs generally will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, except as otherwise noted, the US federal income tax consideration discussed below apply equally to US Holders of ADSs or the underlying ordinary shares.

Holders should consult their tax advisors regarding the particular tax considerations to them of the ownership and disposition of our ADSs or ordinary shares under the laws of the US (federal, state and local) or any other relevant taxation jurisdiction.

Taxation of Distributions

Subject to the discussion under “— Passive Foreign Investment Companies” below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, including the full amount of any Cypriot withholding tax thereon, will generally be a dividend for US federal income tax purposes includible in the gross income of a US Holder to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Such dividends will generally not be eligible for the dividends received deduction allowed to US corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of US federal income tax principles, US Holders should expect that any distribution paid will generally be reported to them as a “dividend” for US federal income tax purposes.

Individual and other non-corporate US Holders of our ADSs may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs on which dividends are paid are readily tradable on an established securities market in the US, (2) we are not classified as a PFIC nor treated as such with respect to a US Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and certain holding period and other requirements are met. Because of the trading halt imposed on our ADSs and that we believe we were classified as a PFIC for the taxable year ending December 31, 2022, we believe that dividends received on our ADSs will not be eligible for the preferential tax rates applicable to qualified dividend income, although there can be no assurance in this regard. US Holders should consult their tax advisors regarding the application of these rules to them in light of their particular circumstances.

Dividends will be included in a US Holder’s income on the date of the US Holder’s (or in the case of ADSs, the Depository’s) receipt of the dividend. The amount of any dividend income paid in a foreign currency will be the US dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into US dollars. If the dividend is converted into US dollars on the date of receipt, US holders should not be required to recognize foreign currency gain or loss in respect of dividend income. A US Holder may have foreign currency gain or loss if the dividend is converted into US dollars after the date of receipt.

For US foreign tax credit purposes, dividends received on our ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. If we are deemed to be a Russian tax resident under Russian tax law, a US Holder may be subject to Russian withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible US Holder may be eligible to claim a foreign tax credit in respect of any Russian income taxes paid or withheld with respect to dividends on our ADSs or ordinary shares to the extent such taxes are nonrefundable under the Treaty. Alternatively, a US Holder may elect to deduct such taxes in computing its taxable income for US federal income tax purposes. A US Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All US Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion under “— Passive Foreign Investment Companies” below, a US Holder will generally recognize capital gain or loss for US federal income tax purposes upon a sale or other disposition of its ADSs or ordinary shares in an amount equal to the difference between the amount realized from such sale or disposition and the US Holder’s adjusted tax basis in such ADSs or ordinary shares. Such capital gain or loss will be long-term capital gain or loss if, on the date of sale or disposition, the US Holder’s holding period in such ADSs or ordinary shares exceed one year at the time of disposition. Individual and other non-corporate US Holders will generally be subject to tax on net long-term capital gains at a lower capital gains tax rate. The deductibility of capital losses is subject to limitations.

As described in “— Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs,” if we are deemed to be a Russian tax resident, gains from the sale or other disposition of our ADSs or ordinary shares may be subject to Russian income tax. Because a US Holder’s gain from the sale or other disposition of ADSs or ordinary shares will generally be US source gain, a US Holder may be unable to claim a credit against its US federal tax liability for any Russian tax on gains. I Alternatively, a US Holder may elect to deduct such taxes in computing its taxable income for US federal income tax purposes. A US Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. US Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.The surrender of ADSs in exchange for ordinary shares (or vice versa) will not result in the realization of gain or loss for US federal income tax purposes, and US Holders will not recognize any gain or loss upon such a surrender. A US Holder’s tax basis in withdrawn shares will be the same as such holder’s tax basis in the ADSs surrendered, and the holding period of the shares will include the holder’s holding period for the ADSs.

Passive Foreign Investment Companies

In general, a publicly traded non-US corporation will be classified as a passive foreign investment company, or PFIC, for US federal income tax purposes, if either (i) 75% or more of its gross income consists of certain types of “passive” income or (ii) 50% or more of the fair market value of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For this purpose, cash is generally categorized as a passive asset and our unbooked intangibles will be taken into account and generally treated as non-passive assets. We will be treated as owning a proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

As a publicly traded foreign corporation, for this purpose, we generally treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. In prior years, we have relied on the presence of goodwill to avoid being classified as a PFIC; however, a decline in the price of our ADSs during 2022 has resulted in such goodwill declining significantly. We currently hold a substantial amount of cash and cash equivalents and other passive assets used in our business and the value of our gross assets is likely to be determined in large part by reference to our market capitalization. We maintain such substantial amounts of cash and cash equivalents in order to comply with certain Russian banking regulations. Our cash and cash equivalents are not maintained in such a manner that they can be treated as active assets for purposes of the PFIC tests.

As such, we believe that we were classified as a PFIC for the taxable year ended December 31, 2022. Our status as a PFIC in any year depends on the composition of our income and assets and our activities in that year. Because PFIC status is factual in nature, is determined annually and generally cannot be determined until the close of the taxable year, there can be no assurance regarding our PFIC status for any taxable year.

If we are classified as a PFIC for the taxable year ended December 31, 2022 , the US Holder will generally be subject to special tax rules with respect to any “excess distribution” that such holder receives on the shares and any gain such holder realizes from a sale or other disposition (including a pledge) of the shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions received by a US Holder in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the US Holder’s holding period for the shares;
●	amounts allocated to the current taxable year and any taxable years in the US Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be subject to tax as ordinary income; and

●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the US Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

Further, if we are classified as a PFIC for any taxable year during which a US Holder holds our ADSs and any of our non-US subsidiaries is also a PFIC, such US Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-US subsidiary classified as a PFIC (each such subsidiary, a lower tier PFIC) for purposes of the application of these rules. US Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a US holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ADSs, provided they are actively traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter, but may not be made with respect to our ordinary shares as they are not marketable stock. Because of the trading halt imposed on our ADSs,we believe that our ADSs do not qualify as being actively traded, but no assurances may be given in this regard.

If a US Holder of our ADSs makes this election, the US Holder will generally (i) include as income for each taxable year the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as a loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The US Holder’s adjusted tax basis in our ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such US Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a US Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the US Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. In the case of a US Holder who has held our ADSs during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs (or any portion thereof) and has not previously made a mark-to-market election, and who is considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs. Because a mark-to-market election technically cannot be made for any lower tier PFICs, a US Holder may continue to be subject to the PFIC rules with respect to such US Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US federal income tax purposes.

We do not intend to provide the information necessary for US Holders of our ADSs to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a US Holder owns our ADSs during any taxable year that we are a PFIC, such US Holder may be subject to certain reporting obligations with respect to our ADSs, including reporting on IRS Form 8621. Each US Holder should consult its tax advisor concerning the US federal income tax consequences of holding and disposing of our ADSs if we are classified as a PFIC, including the possibility of making a mark-to-market election.

Foreign Financial Asset Reporting

A US Holder may be required to report information relating to an interest in our common shares, generally by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with the US Holder’s federal income tax return. A US Holder may also be subject to significant penalties if the US Holder is required to report such information and fails to do so. US Holders should consult their tax advisors regarding information reporting obligations, if any, with respect to ownership and disposition of our common shares.

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

General

For the purposes of this section, a “resident holder” means a holder of ADSs who is:

An ADSs holder that is a legal entity or an organization which is:

●	a Russian legal entity, or organization (including international companies registered in accordance with the Federal Law “On International Companies and International Funds” No 290-FZ);
●	a foreign legal entity or organization, in each case organised under a foreign law, that is recognized as a Russian tax resident based on Russian domestic law (see “Russian anti-offshore measures may have adverse impact on our business, financial condition and results of operations”);
●	a foreign legal entity or organization in each case organised under a foreign law, that is, in the case of conflicting tax residency statuses under the relevant foreign law and Russian law, recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of application of such double tax treaty);
●	a foreign legal entity or organization which purchases, holds and/ or disposes ADSs through its permanent establishment in Russia;
●	a legal entity or an organization, in each case organized under a foreign law, which has voluntarily recognized itself as a Russian tax resident;
●	an individual actually present in Russia for an aggregate period of 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) or more in any period comprised of 12 consecutive months (days of medical treatment and education outside the Russian Federation are also counted as days spent in the Russian Federation if the individual departed from the Russian Federation for these purposes for less than six months). The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the actual income payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). Given that the tax residency status of an individual may change, an individual’s final tax liability in the Russian Federation for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year, and may require a reassessment.

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

Capital gains that are received by a non-resident legal entity or an organisation from sale or other disposal of shares that are recognised as quoted securities under the requirements of the Russian Tax Code generally should not be subject to profits tax in Russia. However, there is an uncertainty whether the above exemption may be applied to quoted depository receipts which are representing shares of a company which assets more than for 50% consist of immovable property situated in Russia.

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

However, in the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met. For example, holders of ADSs that are eligible for the benefits of the US-Russia double tax treaty should generally not be subject to tax in Russia on any gain arising from the disposal of ADSs, provided that the gain is not attributable to disposal of shares in a Russian “property-rich companies” (company with not less than 50% of its assets consisting of immovable property situated in Russia, as defined in the treaty).

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

The tax may be withheld at the source of payment if the individual acts via a professional intermediary that is registered for the tax purposes in Russia (such as asset manager, licensed broker or other intermediary that carries out operations under a brokerage service agreement, agency agreement, asset management agreement, commission agreement or commercial mandate agreement), otherwise the non-resident holder – individual shall be liable to file a tax return and pay the tax due to the Russian budget. In absence of the licensed broker or an asset manager mentioned above, Russian tax agent responsibilities should also be fulfilled by Russian legal entities or organisations (or individual entrepreneurs) acquiring the ADSs from the non-resident holders – individuals under sale or barter agreement.

Additionally, acquisition of the ADSs by a non-resident holder who is an individual may constitute a taxable event pursuant to provisions of the Russian Tax Code relating to the material benefit (deemed income) received by individuals as a result of acquisition of securities if this income is viewed as income from sources within Russia. If the acquisition price of the ADSs is below the lower margin of fair market value calculated under a specific procedure for the determination of market prices of securities for tax purposes, the difference may be subject to the Russian personal income tax at a rate of 30% (arguably, this would be subject to reduction or elimination under the applicable double tax treaty). Income in the form of material benefit received in 2022 - 2023 is temporary exempt from Russian personal income tax.

As noted above with respect to the disposal of the ADSs under Russian tax legislation, taxation of the income of non-resident holders who are individuals will depend on whether this income would be assessed as received from Russian or non-Russian sources. Although Russian tax legislation does not contain any provisions on how the related material benefit should be sourced, the tax authorities may infer that such income should be considered as Russian source income if the ADSs are purchased “in Russia”. In the absence of any additional guidance as to what should be considered as a purchase of securities “in Russia”, the Russian tax authorities may apply various criteria in order to determine the source of the related material benefit, including looking at the place of conclusion of the acquisition transaction, the location of the issuer or other similar criteria. There is no assurance, therefore, that proceeds received by non-resident holders – individuals from a sale, exchange, redemption or other disposal of the ADSs or that income in the form of material benefit (if not exempt) received upon acquisition of ADSs will not become subject to tax in Russia.

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

In addition, the application of benefits under Russian double tax treaties may be affected by possible denunciation or suspension of Russian double tax treaties as could be observed by recent trends in this area, caused by changing political environment and weakened international cooperation (see “Risk factors - Weaknesses and changes in the Russian tax system could materially and adversely affect our business and the value of investments in Russia”). Non-resident holders should consult their own tax advisors regarding possible tax treaty relief and procedures for obtaining such relief with respect to any Russian taxes imposed on any payments received with respect to the ADSs.

Refund of Tax Withheld

If Russian withholding tax on income derived from Russian sources by a non-resident holder that is a legal entity has been withheld at the source of payment and such non-resident holder that is a legal entity is entitled to benefits of an applicable double tax treaty allowing such non-resident holder not to pay the tax in Russia or pay the tax at a reduced rate in relation to such income, an application for the refund of the tax withheld may be made within three years from the end of the tax period in which the tax was withheld.

In order to obtain a refund, the non-resident holder that is a legal entity is required to file with the Russian tax authorities along with the tax refund claim certain pack of documents. The list of such documents is stipulated by the Russian Tax Code in respect of legal entities.

If the Russian personal income tax on the income derived from Russian sources by a non-resident holder who is an individual was withheld at source and such individual non-resident holder is entitled to rely on benefits of the applicable double tax treaty allowing such individual not to pay the tax in the Russian Federation or allowing such individual to pay the tax at a reduced rate in relation to such income, an application for a refund can be submitted to the tax agent. The tax agent must refund tax within a three-month period following the date when the application for a refund is submitted. Furthermore, the tax agent itself may request a refund by applying to the Russian tax authorities.

The Russian tax authorities may, in practice, require a wide variety of documentation confirming the right to benefits under a double tax treaty. Such documentation, in practice, may not be explicitly required by the Russian Tax Code. Obtaining a refund of Russian tax withheld may be a time-consuming process and can involve considerable practicable difficulties, depending to a large extent on the position of the local tax inspectorates. Furthermore, refund of Russian withholding tax could be complicated for non-resident holders from certain jurisdictions regarded by the Russian authorities as “unfriendly countries” due to currency control limitations imposed (or that could be imposed in the future) on transactions with residents from such jurisdictions. No assurance can be given that a refund of Russian tax withheld will be granted in practice.

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

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s consolidated statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar exchange rates against the ruble, with all other variables held constant. The impact on profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in US dollars when these currencies are not functional currencies of the respective Group subsidiaries. Our exposure to foreign currency changes for all other currencies is not material.

		Effect on profit
	change in the US	before tax
	Dollar vs Ruble exchange rate	Gain/(loss)
		(in RUB millions)
2022	+10%	263
	-10%	(263)
2021	+10%	122
	-10%	(122)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. We seek to maintain a stable funding base primarily consisting of agent’s deposits, customer accounts and amounts due to banks and dept. The deposits received from our consumers and agents are also primarily due on demand, but are usually offset against future payments processed through agents. We expect that agent’s deposits will continue to be offset against future payments and not be called by the agents. Customer accounts and amounts due to banks, trade and other payables are due on demand. We have sufficient cash balances and keep them in diversified portfolios of liquid instruments such as government bonds, correspondent account with CBR and overnight placements in high-rated commercial banks, in order to be able to respond timely and steadily to unforeseen liquidity requirements.

Since 2014, the Russian economy has been going through a period of macroeconomic slowdown and liquidity shortage in a number of markets (including those in which we operate), caused among other things by falling oil prices, ruble devaluation and the economic sanctions regime. Banks and other entities in Russia decreased credit limits in their everyday operations and we have noted that our merchants and partners also started and in certain cases continued to request from us larger collaterals to hedge their risks. In 2020, the ruble depreciated substantially and abruptly against the US dollar and the euro due to a steep decline in oil prices. In 2021 the ruble partially regained its positions driven by increased prices on commodities but remained volatile due to geopolitical risks. Another major decline occurred in early 2022 in the wake of the military conflict in Ukraine and resuting sanctions. By March 4, 2022, the official Central Bank-issued ruble exchange rate dropped to 111.76 per dollar, compared to 75.76 per dollar on February 21, immediately prior to the escalation, representing a 48% drop over the course of less than two weeks, although the ruble regained much of the ground it lost by late March due to extreme protective measures adopted by the Russian government and the Central Bank, including a mandatory exchange of the majority of currency proceeds by exporters, prohibitively high commissions on foreign currency exchange by individuals, and other protective measures. The full scope of the negative impact that COVID-19, geopolitics and exchange rate volatility have on the Russian economy and available liquidity remains unclear but has the potential to be very significant. We were able to manage these conditions and requirements to date, though the liquidity shortage in the market, if exacerbated may have negative effects on our operations, which cannot be now reliably estimated.

According to CBR requirements, bank’s capital calculated based on CBR instructions should be not less than certain portion of its risk-adjusted assets. As of December 31, 2022, Qiwi Bank JSC’s capital ratio N1.0 is above the minimal level required of 8%. We monitor the fulfillment of requirements on a daily basis and send the reports to CBR on a monthly basis. As of the years ended December 31, 2022 and 2021 Qiwi Bank JSC met the capital adequacy requirements.

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

		Due:	Within	More than
	Total	On demand	a year	a year

	(in RUB millions)
Debt	4,251	—	4,251	—
Lease liabilities	472	—	317	155
Trade and other payables	33,048	33,048	—	—
Customer accounts and amounts due to banks	11,203	11,203	—	—
Financial guaranties	1,000	—	500	500
Undrown credit commitments	1,618	1,618	—	—
Total as of December 31, 2022	51,592	44,869	5,068	655

		Due:	Within	More than
	Total	On demand	a year	a year

	(in RUB millions)
Debt	4,772	—	86	4,686
Lease liabilities	710	—	324	386
Trade and other payables	23,365	23,365	—	—
Customer accounts and amounts due to banks	7,635	6,801	834	—
Total as of December 31, 2021	36,482	30,166	1,244	5,072

Credit risk

Our financial assets, which potentially subject to credit risk, comprise principally trade receivables, loans issued, cash and debt securities. We sell services on a prepayment basis or ensure that our receivables are from large merchants and agents with sufficient and appropriate credit history. Our receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. We hold cash primarily with reputable Russian and international banks, including the Central Bank of Russia, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than of banks in more developed markets. Debt securities include corporate and government bonds.

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

Set out below is the information about the credit risk exposure on our trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2022	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	1.8%	11%	47%	81%
Exposure at default	14,694	255	125	810	15,884
Expected credit loss	(268)	(29)	(59)	(660)	(1,016)

December 31, 2021	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.06%	19%	94%	95%
Exposure at default	11,241	79	34	477	11,831
Expected credit loss	(7)	(15)	(32)	(455)	(509)

We evaluate the concentration of risk with respect to trade and other receivables as low, as our customers are located in several jurisdictions and industries and operate in largely independent markets. Our Top 5 counterparties are large and reputable companies. The table below demonstrates the largest counterparties’ balances as a percentage of respective totals:

	Trade and other receivables
	As of	As of	As of
	December 31,	December 31,	December 31,
Concentration of credit risks by main counterparties, % from total amount	2020	2021	2022
Top 5 counterparties	54%	64%	31%
Others	46%	36%	69%

The amount of loans issued to legal entities which primarily related to ROWI project as of December 31, 2022 was RUB 15,043 million compared to RUB 11,537 million as of December 31, 2021 the corresponding amount of provisions for loan impairment was RUB 421 million as compared with RUB 92 million to the same period in the prior year (see Item 5A “– Operating results” for more details on the dynamics). A loan is considered overdue when the borrower fails to make any payment due under the loan at the reporting date and an overdue amount is recognized as the aggregate amount of all amounts due from the borrower under the respective loan agreement including accrued interest and commissions if any. For the purposes of our internal credit risk assessment, we consider all loans with a principal and/or interest payment that is more than 90 days overdue as “non‐performing”.

As of December 31, 2022, we had credit exposure in connection with financial and performance guarantees we provide mostly to non-related parties as part of our ROWI business and certain of our merchants (predominantly in betting space) in the amount of RUB 82,653 million up from RUB 46,631 as of December 31, 2021.

We are also exposed to substantial risk through loans and financial and performance guarantees issued to small and medium enterprises, where Qiwi Bank serves as the lender or issuer of the guarantees and bears the credit risk. When granting these loans and guarantees, we use automated scoring solvency models and evaluates individually each application as to the probability of fraud and of default. It uses information from external sources as well as an internally established methodology in order to approve or reject each application. We also use manual verification for determining the credit limit for the approved applicants.

As part of the credit risk assessment of factoring transactions, we evaluate the credit risk of an individual client as well as of the debtor. We believe that debtor risk assessment is an important source of additional security and credit quality guarantee. Procedures and responsibilities for assessing and managing the credits risk of clients and debtors are clearly stipulated in the internal risk policy. To assess the clients’ accounts receivable as a form of collateral, we analyze each debtor individually and collectively at the portfolio level (risk concentration, turnover ratios and other parameters). We also make allowances for the dual structure of collateral for the assets placed under factoring operations. According to such structure, the debtor whose receivables are assigned to us must fulfill its obligations and in case the debtor fails to fulfill its contractual liabilities, the liabilities are transferred to the client under recourse. Compared with traditional lending, therefore, the assets are better collateralized and the credit risk is lower.

The management established a credit committee that develops and approves general principles for lending and takes special measures to mitigate credit risk such as reduction of the credit limits for unreliable clients, diversification of methods of work with overdue borrowers and more advanced scoring models for the new borrowers.

The calculation of ECLs incorporates forward-looking information. We perform historical analysis and identify the key economic variables impacting credit risk and ECLs for each portfolio. The impact of these economic variables on the ECL is determined by performing statistical regression analysis in order to understand the way how changes in these variables historically impacted default rates. Having performed this analysis, we believe that such forward-looking information does not significantly affect the amount of ECLs recognized in the consolidated financial statements.

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

An analysis of the sensitivity of changes in the fair value of financial instruments at fair value though other comprehensive income due to changes in the interest rates, based on positions existing as of December 31, 2022 and 2021 and a simplified scenario of a 100 bp symmetrical fall or rise in all yield curves, is as follows:

	Other comprehensive income/(loss)
	As of December 31,	As of December 31,
	2021	2022
100 bp rise of interest rate	(252)	(242)
100 bp fall of interest rate	252	242

ITEM 12.	Description of Securities Other Than Equity Securities
A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Fees and Expenses

Persons depositing or withdrawing class B shares or ADS holders must pay:	For:

US $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	· Issuance of ADSs, including issuances resulting from a distribution of class B shares or rights or other property

· Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US $0.05 (or less) per ADS	· Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been class B shares and the class B shares had been deposited for issuance of ADSs	· Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US $0.05 (or less) per ADSs per calendar year	· Depositary services

Registration or transfer fees	· Transfer and registration of class B shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw class B shares

Expenses of the depositary	· Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

· Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	· As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	· As necessary

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2022. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2022, the company’s chief executive officer and chief financial officer concluded that, as of such date, the company’s disclosure controls and procedures were effective to allow timely decisions regarding required disclosure.

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

Management excluded RealWeb group from its assessment of internal controls over financial reporting as of December 31, 2022, because the Group obtained a control over RealWeb group on December, 15, 2022. RealWeb group is included in the 2022 consolidated financial statements and excluding the value of goodwill represented 6.8% of total assets as of December 31, 2022 and 1.8% revenue for the year then ended. Under guidelines established by the Securities and Exchange Commission, companies are allowed to exclude acquisitions from their assessment of internal control over financial reporting during the first year of an acquisition.

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2022. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management concluded that as of December 31, 2022, our internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by JSC “Kept”, our independent registered public accounting firm. Their report may be found below:

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QIWI plc

Opinion on Internal Control Over Financial Reporting

We have audited QIWI plc and subsidiaries (the Group) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2022 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended and the related notes (collectively, the consolidated financial statements), and our report dated March 31, 2023 expressed an unqualified opinion on those consolidated financial statements.

The Group acquired RealWeb group during 2022, and management excluded from its assessment of the effectiveness of the Group’s internal control over financial reporting as of December 31, 2022, RealWeb group’s internal control over financial reporting associated with, excluding goodwill, 6.8% of total assets and 1.8% of total revenue included in the consolidated financial statements of the Group as of and for the year ended December 31, 2022. Our audit of internal control over financial reporting of the Group also excluded an evaluation of the internal control over financial reporting of RealWeb group.

Basis for Opinion

The Group’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Group’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ JSC ”Kept”

Moscow, Russia

March 31, 2023

ITEM 16.	[RESERVED]
ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Alexey Ivanov is an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Ivanov satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors TSATR - Audit Services LLC for 2021 and JSC “Kept” for 2022.

	For the year ended December 31,
	2021	2022

	(in RUB millions)
Audit Fees	47	61
Audit-Related Fees	1	0
Tax Fees	5	0
All Other Fees	1	24
Total	54	85

Audit Fees

Audit fees for 2021 and 2022 are the aggregate fees billed for the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees for 2021 are related to financials translation and GAAP subscription.

Tax Fees

Tax fees in 2021 and 2022 were related to tax compliance and tax planning services.

All Other Fees

All other fees in 2021 and 2022 relate to services in connection with corporate compliance matters, staff training and development costs.

Pre-Approval Policies and Procedures

All audit and non-audit services provided by our independent auditors must be pre-approved by our audit committee.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

None.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F.	Change in Registrant’s Certifying Accountant

In 2021, management and the audit committee of the board of directors (the “Audit Committee”) of QIWI PLC (“QIWI” or the “company”) have completed a competitive process to review the appointment of the company’s independent registered public accounting firm for the year ending December 31, 2022. After careful consideration and evaluation process, on November 19, 2021, our Board of Directors and Audit Committee announced a recommendation to approve the dismissal of TSATR – Audit Services LLC (previously known as Ernst & Young LLC) as independent registered public accounting firm of the company and appoint JSC “Kept” (“Kept”, previously known as JSC “KPMG”). As a result of this process and following careful deliberation, on September 21, 2022, the company’s shareholders, pursuant to the recommendation of our Board of Directors and Audit Committee, appointed Kept as external auditor for the financial year ending December 31, 2022.

TSATR – Audit Services LLC was dismissed on May 19, 2022. TSATR – Audit Services LLC audit reports issued in accordance with the PCAOB on the company's consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

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

During the two most recent fiscal years of the company and any subsequent interim periods, neither we nor anyone on our behalf consulted with JSC “Kept” (formerly JSC “KPMG”), the successor accountant, regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, or (ii) any matter that was either the subject of a disagreement with TSATR – Audit Services LLC or a reportable event pursuant to Item 304(a).

The company has provided TSATR – Audit Services LLC with a copy of this Item 16F disclosure on Form 20-F prior to its filing with the Securities and Exchange Commission (the “SEC”) and has requested that they furnish the company with a letter addressed to the SEC stating whether they agree with such disclosure. A copy of TSATR – Audit Services LLC’s letter, dated March 31, 2023, is filed herewith as Exhibit 16.1.

ITEM 16G.	Corporate Governance

Our corporate affairs are governed by our memorandum and articles of association and the provisions of applicable Cyprus law, including the Companies Law and common law. The Companies Law differs from laws applicable to US corporations and their shareholders.

Exemptions From Nasdaq Corporate Governance Requirements

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by US companies under the Nasdaq Listing Rules are summarized as follows:

●	We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that requires that the board of directors consist of a majority of independent directors. Currently, three members of our board of directors out of the total seven members are independent with the meaning of the Nasdaq Listing Rules.
●	We follow home country practice that permits our board of directors not to implement a nominations committee or for directors to be nominated by a majority of our independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the implementation of a nominations committee or the nomination of directors by a majority of the independent directors. Subject to the rights of shareholders under Cyprus law to nominate directors to our board, the methodology by which directors are nominated to our board is as set forth in “Board of Directors Appointment of Directors.”
●	We follow home country practice that does not require us to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present. We do not hold regular executive sessions.

●	We follow home country practice that permits our compensation committee to not consist entirely of independent directors, in lieu of complying with Rule 5605(d) (2) of the Nasdaq Rules that requires that the board of directors have a compensation committee consisting of entirely independent directors. In addition, although our compensation committee charter provides that the compensation committee may, in its sole discretion, retain a compensation consultant, our compensation committee charter does not include all enumerated matters concerning retention of compensation consultants as set forth in Rule 5605(d)(3) of the Nasdaq Rules.
●	We follow home country practice that permits the board of directors, without shareholder approval, to establish or materially amend any equity compensation arrangements subject to shareholder approval in relation to the total number of shares and classes of shares to be reserved for issuance under such programme in lieu of complying with Rule 5635(b) of the Nasdaq Rules that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements.
●	Our board of directors has not made any determination with respect to the company’s intention to follow Rule 5635(a), (b), and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cypriot law and our articles of association permit us, with approval of our board of directors and without shareholder approval, to take the following actions:
●	Acquire the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Rule 5635(a) of the Nasdaq Rules, which would require shareholder approval in order to enter into such an acquisition.
●	Enter into any transaction that may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transaction may be considered a change of control under Rule 5635(b) of the Nasdaq Rules, requiring shareholder approval. Notwithstanding the above, Cypriot law would not permit us to enter into any reorganization, merger or consolidation without shareholder approval.
●	Enter into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) for consideration other than cash equal to 20% or more of the outstanding share capital of the company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

Please see also “—Rights Attaching to Shares—Issue of Shares and Pre-emptive Rights” for restrictions on the issuance of shares.

As discussed under Item 6C of this annual report on Form 20-F, the company was temporarily non-compliant with Rule 5605(c)(2) of the Nasdaq Rules, which requires a company to have an audit committee comprised of at least three independent directors. Following the election and appointment of Mr. Alexey Ivanov, Mr. Alexey Blagirev, and Mr. Alexey Solovyev to the office of Independent Directors of the company and its Audit Committee, the number of independent directors in the Audit Committee suffices to the described requirement. The Listing Qualifications Department of The Nasdaq Stock Market provided the company with the notification letter confirming that the company is in compliance with the Rule 5605(c)(2) of the Nasdaq Rules on September 26, 2022.

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

4.1

Form of Amended and Restated Registration Rights Agreement among Saldivar Investments Limited, Sergey A. Solonin, Palmway Holdings Limited, Antana International Corporation, Andrey N. Romanenko, Dargle International Limited, Igor N. Mikhailov, Bralvo Limited, E1 Limited, Mail.ru Group Limited and Mitsui & Co., Ltd., and QIWI plc. (incorporated by reference to Exhibit 4.5 to QIWI plc’s Registration Statement on Form F-1, File No. 333-191221, filed on September 30, 2013)

4.3

The agreement for the transfer of the ownership of the shares related to the project Tochka (incorporated by reference to Exhibit 4.3 to QIWI plc’s Registration Statement on Form 20-F, File No. 001-35893, filed on April 29, 2022)

8.1	Subsidiaries of the Registrant

12.1	Certification of Andrey Protopopov, Chief Executive Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Alexey Mashchenkov, Chief Financial Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of JSC “Kept”

15.2	Consent of TSATR - Audit Services LLC

16.1	Letter dated March 31, 2023 from TSATR – Audit Services LLC

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104.СOV	Cover Page Interactive Data File

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
QIWI plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of QIWI plc and subsidiaries (the Group) as of December 31, 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated  March 31, 2023 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition for payment processing fees

Description of the Matter

As described in Note 3.14 to the consolidated financial statements, the Group earns fees for processing payments initiated by the individuals (“consumers”) to settle transactions with merchants and service providers (“merchants”) or make money transfers to other individuals. In 2022, revenues from processing fees accounted for RUB 37,689 million. The processing of payments and recognition of revenues from processing fees are highly automated and are composed of a significant volume of low-value transactions, captured and processed by multiple systems and databases.

We identified revenue recognition for payment processing fees as a critical audit matter, as this audit area was especially challenging due to the multiple IT systems utilized in the processing of payments and the related determination of the recognized payment processing fee amount. There was complexity in obtaining understanding of the structure of the systems and processes used to capture the large volumes of transaction data, as well as the manual and automated interfaces used to transfer and reconcile data between the different applications, which capture and record payments from consumers and merchants and compute the related fee, and accounting systems, which accumulate and record the processing fees.

Нow We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group’s process to recognize revenue for payment processing fees. With the assistance of IT professionals, we obtained an understanding and evaluated the design and operating effectiveness of the general IT controls in the IT environments where the processing and accounting systems reside. We tested process level application controls within the systems utilized and manual controls within the payment processing revenue recognition process.

Our audit procedures over payment processing fees revenue recognition included, among others, reconciliation of data between the Group’s processing systems and the accounting ledger. For a sample of revenue transactions, we performed detailed transaction testing by reconciling the amounts recognized in the accounting system to appropriate supporting documentation, including confirmations from third parties. We also developed an independent expectation of revenue from payment processing fees and compared it to the amount recorded in the financial statements.

Acquisition date fair values of certain intangible assets in RealWeb group

Description of the Matter

As disclosed in Note 6 to the consolidated financial statements, the Group completed the acquisition of RealWeb group on December 15, 2022. The transaction is accounted for as a business combination and the Group preliminarily allocated RUB 792 million and RUB 371 million of the purchase price to the fair value of the acquired software and trademarks. The Group is yet to finalize the estimates of fair values of assets acquired and liabilities assumed including finalizing valuations of certain tangible and intangible assets, as the allocation of the purchase price as of the reporting date was done on provisional basis and is subject to revision as of December 31, 2022. We identified the evaluation of the acquisition date fair values of the software and trademarks as critical audit matter, because subjective and complex auditor judgment was required to evaluate the appropriateness of forecasted revenue growth rates, royalty rate, discount rate and estimated cost of developing the software.

The Group used the relief-from-royalty method to determine the estimated fair value of the trademarks and replacement cost approach to determine the estimated fair value of the software. The significant assumptions used to estimate the fair value of the intangible assets included:

-	forecasted revenue growth rates, royalty rate and discount rate used in determining the fair value of the trademarks;
-	the estimate of staff hours and related personnel expenses required to develop the software in its condition at the date of acquisition.

Нow We Addressed the Matter in Our Audit

We tested the design and operating effectiveness of the Group 's controls related to the accounting for the RealWeb group acquisition. For example, we tested controls over the recognition and measurement of software and trademarks in business combination, including the Group’s controls over the valuation models, the mathematical accuracy of the valuation models and development of underlying assumptions used to develop such fair value measurement estimates.

We involved our valuation specialists to assist with our evaluation of the valuation models and certain significant assumptions. For example, we benchmarked the forecasted revenue growth rate, the royalty rate and personnel expenses to certain publicly available information for comparable companies. Furthermore, with the assistance of IT professionals we benchmarked the estimate of staff hours required to develop the software to industry data.

/s/ JSC “Kept”

We have served as the Group’s auditor since 2022.

Moscow, Russia
March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QIWI plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of QIWI plc (the Group) as of December 31, 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

/s/ TSATR – Audit services LLC

We have served as the Group’s auditor from 2008 to 2021

Moscow, Russia

April 29, 2022, except as to Note 7, Note 12, Note 14, Note 15, Note 24, Note 25, Note 28 and Note 32, which are as of March 31, 2023

QIWI plc

Consolidated statement of financial position

As of December 31, 2022

(in millions of Rubles)

		As of	As of
		December 31,	December 31,
	Notes	2021	2022
Assets
Non-current assets
Property and equipment	9	1,417	1,163
Goodwill and other intangible assets	10, 11	10,501	13,126
Investments in associates	17	—	303
Long-term debt securities	15	1,111	2,946
Long-term loans issued	12	267	843
Other non-current assets		812	257
Deferred tax assets	27	237	208
Total non-current assets		14,345	18,846
Current assets
Trade and other receivables	13	11,576	15,194
Short-term loans issued	12	11,270	14,200
Short-term debt securities	15	11,976	14,029
Prepaid income tax		463	236
Other current assets	16	1,262	1,959
Cash and cash equivalents	14	33,033	47,462
Total current assets		69,580	93,080
Total assets		83,925	111,926
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	18	1	1
Additional paid-in capital		1,876	1,876
Share premium	18	12,068	12,068
Other reserves		2,376	2,696
Retained earnings		26,822	39,941
Translation reserve		542	401
Total equity attributable to equity holders of the parent		43,685	56,983
Non-controlling interests		155	912
Total equity		43,840	57,895
Non-current liabilities
Long-term debt	19	4,648	—
Long-term deferred income		717	1,154
Long-term lease liabilities	22	334	133
Other non-current liabilities		80	156
Deferred tax liabilities	27	1,376	1,847
Total non-current liabilities		7,155	3,290
Current liabilities
Trade and other payables	20	23,365	33,048
Customer accounts and amounts due to banks	21	7,635	11,203
Short-term debt	19	86	3,922
Short-term lease liabilities	22	308	300
VAT and other taxes payable		178	747
Other current liabilities	16	1,358	1,521
Total current liabilities		32,930	50,741
Total equity and liabilities		83,925	111,926

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2022

(in millions of Rubles, except per share data)

		Year ended December 31
	Notes	2020	2021	2022
Continuing operations
Revenue:		40,622	41,135	51,502
Payment processing fees		34,326	33,397	37,689
Interest revenue calculated using the effective interest rate	23	2,390	3,453	6,764
Fees from inactive accounts and unclaimed payments		1,952	1,771	1,686
Other revenue	23	1,954	2,514	5,363
Operating costs and expenses:		(26,558)	(29,130)	(32,914)
Cost of revenue (exclusive of items shown separately below)	24	(16,494)	(18,022)	(17,365)
Selling, general and administrative expenses	25	(2,733)	(3,228)	(3,767)
Personnel expenses		(6,108)	(6,390)	(8,269)
Depreciation and amortization	9,10	(1,101)	(1,130)	(1,085)
Credit loss expense	12,13,14	(90)	(336)	(2,381)
Impairment of non-current assets		(32)	(24)	(47)
Profit from operations		14,064	12,005	18,588
Gain on disposal of an associate	6	—	8,177	—
Share of gain/(loss) of an associate and a joint venture	17	663	306	(39)
Foreign exchange gain/(loss), net		(199)	(29)	(650)
Interest income		40	168	109
Interest expenses		(108)	(76)	(51)
Other income		3	159	276
Other expenses		(98)	(94)	(49)
Profit before tax from continuing operations		14,365	20,616	18,184
Income tax expense	27	(3,119)	(3,080)	(4,429)
Net profit from continuing operations		11,246	17,536	13,755
Discontinued operations
Loss after tax from discontinued operations	6	(2,308)	—	—
Net profit		8,938	17,536	13,755
Attributable to:
Equity holders of the parent		8,842	17,399	13,119
Non-controlling interests		96	137	636
Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		229	(12)	(142)
Net loss recycled to profit or loss upon disposal		45	—	—
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax		32	(204)	220
Net gains recycled to profit or loss upon disposal		(47)	(2)	—
Share of other comprehensive Income of an associate		—	—	16
Total other comprehensive income/(loss), net of tax		259	(218)	94
Total comprehensive income, net of tax		9,197	17,318	13,849
Attributable to:
Equity holders of the parent		9,092	17,181	13,214
Non-controlling interests		105	137	635
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	8	142.04	278.68	209.50
Diluted, profit attributable to ordinary equity holders of the parent	8	141.66	278.59	209.50
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		179.11	278.68	209.50
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		178.64	278.59	209.50

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2022

(in millions of Rubles)

		Year ended December 31
	Notes	2020	2021	2022
Operating activities
Profit before tax from continuing operations		14,365	20,616	18,184
Loss before tax from discontinued operations		(2,509)	—	—
Profit before tax		11,856	20,616	18,184
Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	9,10	1,266	1,130	1,085
Foreign exchange loss/(gain), net		224	29	650
Interest income, net	23	(2,693)	(3,040)	(6,368)
Credit loss expense		870	336	2,381
Share of (gain) / loss of an associate and a joint venture		(663)	(306)	39
Loss from sale of Sovest loans’ portfolio		712	—	—
Share-based payments		43	8	86
Gain on disposal of an associate	6	—	(8,177)	—
Impairment of non-current assets	10,11	134	24	47
Loss from initial recognition		27	—	—
Other		1	(100)	(140)
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables		(854)	394	(5,636)
Increase in other assets		(308)	(175)	(1,620)
(Decrease)/Increase in customer accounts and amounts due to banks		(10,240)	(4,670)	2,018
(Decrease)/Increase in accounts payable and accruals		1,242	(6,228)	4,251
Increase in other liabilities		—	1,491	871
Decrease/(Increase) in loans issued as operating activity		4,023	(5,720)	(3,804)
Cash flows generated from operations		5,640	(4,388)	12,044
Interest received		3,391	3,538	7,192
Interest paid		(508)	(559)	(507)
Income tax paid		(2,421)	(3,101)	(3,838)
Net cash flow generated from/(used in) operating activities		6,102	(4,510)	14,891
Investing activities
Proceeds from sale of an associate	6	—	4,947	4,855
Cash paid as investments in associates		—	—	(660)
Cash received upon /(used in) business combination		(141)	(501)	1,012
Purchase of property and equipment		(260)	(302)	(232)
Purchase of intangible assets		(176)	(213)	(234)
Proceeds from sale of fixed and intangible assets		124	11	7
Loans issued		(16)	(25)	(29)
Repayment of loans issued		51	162	32
Purchase of debt securities		(4,444)	(10,584)	(5,938)
Proceeds from sale and redemption of debt securities		3,230	3,737	2,391
Dividends received from an associate		153	532	—
Net cash used in investing activities		(1,479)	(2,236)	1,204
Financing activities
Proceeds/(repayment) from/(of) debt	19	4,921	(1,854)	(810)
Payment of principal portion of lease liabilities	22	(301)	(274)	(233)
Dividends paid to owners of the Group	26	(4,804)	(5,211)	—
Dividends paid to non-controlling shareholders		(74)	(78)	(173)
Other		(29)	—	—
Net cash used in financing activities		(287)	(7,417)	(1,216)
Effect of exchange rate changes on cash and cash equivalents		945	(186)	(450)
Net increase/(decrease) in cash and cash equivalents		5,281	(14,349)	14,429
Cash and cash equivalents at the beginning of year	14	42,101	47,382	33,033
Cash and cash equivalents at the end of year	14	47,382	33,033	47,462

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2022

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of		Additional						Non-
		shares		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2021		62,437,768	1	1,876	12,068	2,376	26,822	542	43,685	155	43,840
Profit for the year		—	—	—	—	—	13,119	—	13,119	636	13,755
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	(141)	(141)	(1)	(142)
Debt instruments at FVOCI		—	—	—	—	220	—	—	220	—	220
Share of OCI of an associate	17	—	—	—	—	16	—	—	16	—	16
Total comprehensive income		—	—	—	—	236	13,119	(141)	13,214	635	13,849
Share-based payments		263,841	—	—	—	86	—	—	86	—	86
Exercise of options	18	11,366	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(171)	(171)
Business combinations	6	—	—	—	—	—	—	—	—	293	293
Other		—	—	—	—	(2)	—	—	(2)	—	(2)
Balance as of December 31, 2022		62,712,975	1	1,876	12,068	2,696	39,941	401	56,983	912	57,895

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2022

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of		Additional						Non-
		shares		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2020		62,378,832	1	1,876	12,068	2,575	14,602	554	31,676	96	31,772
Profit for the year		—	—	—	—	—	17,399	—	17,399	137	17,536
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	(12)	(12)	—	(12)
Debt instruments at FVOCI		—	—	—	—	(206)	—	—	(206)	—	(206)
Total comprehensive income		—	—	—	—	(206)	17,399	(12)	17,181	137	17,318
Share-based payments		—	—	—	—	8	—	—	8	—	8
Exercise of options	18	58,936	—	—	—	—	—	—	—	—	—
Dividends	26	—	—	—	—	—	(5,179)	—	(5,179)	—	(5,179)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(78)	(78)
Other		—	—	—	—	(1)	—	—	(1)	—	(1)
Balance as of December 31, 2021		62,437,768	1	1,876	12,068	2,376	26,822	542	43,685	155	43,840

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2022

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of		Additional						Non-
		shares		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2019		62,092,835	1	1,876	12,068	2,576	10,557	289	27,367	70	27,437
Profit for the year		—	—	—	—	—	8,842	—	8,842	96	8,938
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	265	265	9	274
Debt instruments at FVOCI		—	—	—	—	(15)	—	—	(15)	—	(15)
Total comprehensive income		—	—	—	—	(15)	8,842	265	9,092	105	9,197
Share-based payments		—	—	—	—	43	—	—	43	—	43
Exercise of options	18	285,997	—	—	—	—	—	—	—	—	—
Dividends	26	—	—	—	—	—	(4,797)	—	(4,797)	—	(4,797)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(74)	(74)
Other		—	—	—	—	(29)	—	—	(29)	(5)	(34)
Balance as of December 31, 2020		62,378,832	1	1,876	12,068	2,575	14,602	554	31,676	96	31,772

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2022

(in millions of Rubles, except per share data)

1.Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2022 were authorized for issue by Board of Directors (BoD) on March 31, 2023.

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

Sergey Solonin is the ultimate controlling shareholder of the Group as of December 31, 2022.

Information on the Company’s principal subsidiaries is disclosed in Note 5.

2.	Principles underlying preparation of consolidated financial statements

2.1Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) under the historical cost convention, as modified by the initial recognition of financial instruments based on fair value, and by revaluation of financial instruments categorised at fair value through profit or loss (FVTPL) and at fair value through other comprehensive income (FVOCI). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. Despite the risks and uncertainties the Group is facing disclosed in Note 28, the management believes that the Group will continue to operate on a going concern basis in the foreseeable future. Therefore, these consolidated financial statements are prepared accordingly. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million (RUB (000,000)) except when otherwise indicated.

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

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards became effective from January 1, 2022, but did not have any material impact on the consolidated financial statements of the Group:

●	Amendments to IFRS 3: Reference to the Conceptual Framework (issued in May 2020)
●	Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use (issued in May 2020)
●	Amendments to IAS 37: Onerous Contracts – Costs of Fulfilling a Contract (issued in May 2020)
●	2018-2020 annual improvements to IFRS standards:
●	IFRS 1 First-time Adoption of International Financial Reporting Standards – Subsidiary as a first-time adopter
●	IFRS 9 Financial Instruments – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
●	IAS 41 Agriculture – Taxation in fair value measurements

2.	Principles underlying preparation of consolidated financial statements (continued)
2.4	Standards issued but not yet effective

The following other new pronouncements are not expected to have any material impact on the Group when adopted:

●	IFRS 17 Insurance Contracts (issued in May 2017 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (issued in December 2021 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IAS 1: Classification of liabilities as current or non-current (issued on January 23, 2020 and effective for annual periods beginning on or after January 1, 2024)
●	Amendments to IAS 1 Presentaion of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued in February 2021 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued in February 2021 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IAS 12 Income tax: Deferred tax related to assets and liabilities arising from a single transaction (issued in May 2021 and effective for annual periods beginning on or after January 1, 2023)
●	Amendments to IFRS 16 Lease: Lease Liability in a Sale and Leaseback (issued in September 2022 and effective for annual periods beginning on or after January 1, 2024)

3.	Summary of significant accounting policies

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

3.1	Business combinations and goodwill

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

3.	Summary of significant accounting policies (continued)
3.3	Foreign currency translation (continued)

The exchange rates of the Russian ruble to each respective currency as of December 31, 2022 and 2021 were as follows:

	Average exchange rates for		Exchange rates at
	the year ended December 31,		December 31,
	2021	2022	2021	2022
US Dollar	73.6541	68.5494	74.2926	70.3375
Euro	87.1877	72.5259	84.0695	75.6553
Kazakhstan Tenge (100)	17.2630	14.8608	16.9000	15.2583
Belarussian Ruble	29.0198	25.9463	29.1458	25.7044
Moldovan Leu (10)	41.6625	36.4533	41.8550	36.7146

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

Intangible assets with finite lives are amortized on a straight-line basis over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. Below is the summary of useful lives of intangible assets:

Bank license	indefinite
Customer relationships	4-15 years
Computer Software	2-9 years
Trademarks and other intangible assets	3-11 years

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

These budgets and forecast calculations generally cover a period of three years or longer, when management considers appropriate. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the last year.

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

Goodwill

The Group performs its impairment test of goodwill annually and whenever certain events and circumstances indicate that its carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units, to which the goodwill relates as higher of its value in use and its fair value less costs to sell. Where the recoverable amount of the cash-generating units is less than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets with indefinite useful life

Intangible assets with indefinite useful life are tested for impairment annually as of December 31, at the cash generating unit level, as appropriate and whenever events and circumstances indicate that an asset may be impaired.

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

3.	Summary of significant accounting policies (continued)
3.7	Financial assets (continued)

3.7.2 Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at amortised cost
-	Financial assets at fair value through OCI with recycling of cumulative gains and losses
-	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition
-	Financial assets at fair value through profit or loss

Financial assets at amortised cost

This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

Financial assets at fair value through profit or loss are carried in the consolidated statement of financial position at fair value with net changes in fair value recognised in the profit or loss section of the consolidated statement of comprehensive income.

The Group’s financial assets at fair value through profit or loss includes several loans that did not pass SPPI test and option to increase its share in the associate.

Financial assets at fair value through OCI

For debt securities at fair value through OCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognised in the profit or loss section of consolidated statement of comprehensive income and computed in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. Upon derecognition, the cumulative fair value change recognised in OCI is recycled to profit or loss.

The Group’s debt securities at fair value through OCI mostly represent investments in quoted debt securities included under short-term debt securities.

3.	Summary of significant accounting policies (continued)
3.7	Financial assets (continued)
3.7.3	Impairment - credit loss allowance for ECL

The Group assesses and recognises an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss.

The measurement of ECL reflects:

-	an unbiased and probability weighted amount that is determined by evaluating a range of possible outcomes;
-	the time value of money; and
-	all reasonable and supportable information that is available without undue cost and effort at the end of each reporting period about past events, current conditions and forecasts of future economic conditions.

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

3.7.4	Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired
-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

3.8.1 Initial recognition and measurement

All financial liabilities are recognised initially at fair value, minus, in the case of financial liability not at fair value through profit or loss, transaction costs that are directly attributable to issue of financial liability.

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

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the profit or loss section of the consolidated statement of comprehensive income.

Financial guarantees

Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the commissions initially recognised less the cumulative amount of income recognised in the the consolidated statement of comprehensive income, and an ECL allowance. The commissions received is recognised in the consolidated statement of comprehensive income in other revenue on a straight line basis over the life of the guarantee.

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

3.8.4 Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

-	There is a currently enforceable legal right to offset the recognized amounts; and
-	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
-	The right of set-off:
-	Must not be contingent on a future event; and

Must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;
(ii)	the event of default; and
(iii)	the event of insolvency or bankruptcy of the entity and all of the counterparties
3.9	Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less and are included as a component of cash and cash equivalents for the purpose of the consolidated statement of financial position and consolidated statement of cash flows.

3.10	Employee benefits

3.10.1 Personnel expenses

Wages and salaries paid to employees are recognized as expenses in the current year. The Group also accrues expenses for future vacation payments and short-term or long-term employee bonuses.

3.10.2 Social contributions and defined contributions to pension fund

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 15% in 2022, 2021 and 2020) to the annual gross remuneration of each employee. For the year ended December 31, 2022 defined contributions to pension funds of Russia of the Group amounted to 749 (2021 – 679; 2020 – 861).

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

Dividend Distribution

Cyprus entities that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defence fund of the Republic of Cyprus is levied at the 17% rate for 2020, 2021, 2022 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defence is payable by the Company for the account of the shareholders.

The Company’s ultimate shareholder as of December 31, 2022 is non-Cypriot tax resident and as such the Cypriot deemed dividend distribution rules are not applicable.

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

Payment processing fee revenues and related transaction costs

Payment processing fee revenues include the following types:

-	fees for processing of consumer payment (consumer fee and merchant fee),
-	conversion fees.

3.	Summary of significant accounting policies (continued)
3.14	Revenue from contracts with customers and transaction cost recognition (continued)

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

Other revenues

Other revenues include revenues from commissions charged for platform and marketing services, commissions for issuing guarantees and some other minor activities. Related revenue is recorded as services are rendered.

3.15.	Recognition of interest income and interest expense

For all financial instruments measured at amortized cost and financial instruments measured at fair value through other comprehensive income, interest income or expense is recorded using the EIR method. The EIR (and therefore, the amortised cost of the asset) is calculated by taking into account any discount or premium on acquisition, fees and transaction costs that are an integral part of the EIR of the financial instrument.

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

Interest income from bank loans and short-term and long-term investments performed as part of the Group’s treasury function is classified as part of revenues. Interest income derived from loans issued to various third and related parties as part of other arrangements is classified as interest income. All interest received from loans and investments is shown as cash inflows from operating activity in the consolidated statement of cash flows.

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

Significant estimates and assumptions

Significant estimates reflected in the Group’s consolidated financial statements include, but are not limited to:

●	Fair values of assets and liabilities acquired in business combinations;
●	Useful life of intangible assets;
●	Impairment of goodwill and intangible assets;
●	Impairment of financial assets (ECL measurement);
●	Uncertain position over risk assessment.

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

Impairment of goodwill and intangible assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation, which is the main method for CGU level, is based on a DCF model. The cash flows are derived from the budget for the next tree years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets of the CGU being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognised by the Group. The key assumptions used to determine the recoverable amount for the different CGUs are disclosed and further explained in Note 11.

4.	Significant accounting judgments, estimates and assumptions (continued)

ECL measurement

The Group records an allowance for ECLs for financial guarantees, all loans, loan commitments and other debt financial assets, not held at FVPL. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss or LTECL), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months’ expected credit loss (12mECL). The 12mECL is the portion of LTECL that represents the ECLs that result from default events on a financial instrument that are possible within the 12 months after the reporting date. Both LTECL and 12mECL are calculated on either an individual basis or a collective basis, depending on the nature of the underlying portfolio of financial instruments.

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

For other financial assets (i.e., cash in banks, loans and debt instruments) and financial liabilities (i.e., financial guarantees and credit related commitments) the Group has established a policy to perform an assessment, at the end of each reporting period, of whether a financial instrument’s credit risk has increased significantly since initial recognition, by considering the change in the risk of default occurring over the remaining life of the financial instrument.

In all cases, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due. The Group considers a financial asset in default when contractual payment are 90 days past due (except for debt securities and accounts/deposits within financial institutions of 14 days). However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group.

For Trade and other receivables, the Group has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Group has established a provision matrix that is based on the Group’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For factoring and performance loans and its undrawn credit commitments ELC calculation the Group used internal historical loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

Further details on provision for impairment of loans and receivables are disclosed in Notes 12, 13.

Uncertainty over risk assessment

The Group discloses possible and recognises probable risks in respect of currency, customs, litigations, tax and other regulatory positions. Management estimates the amount of risk based on its interpretation of the relevant legislation, in accordance with the current industry practice and in conformity with its estimation of probability, which requires considerable judgment. See Note 28 for the details and amount of possible risks.

5.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
		As of	As of
		December 31,	December 31,
Subsidiary	Main activity	2021	2022
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfers and Bank operations	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI Technologies LLC (Russia)	Software development	100%	80%
ROWI Factoring Plus LLC (Russia)	Factoring services to SME	51%	51%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	100%	100%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	100%	100%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	100%	100%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
MFC Polet Finance LLC(Russia)	Retail financial services	100%	100%
QIWI Finance LLC (Russia)	Financing management	100%	100%
ROWI Tech LLC (Russia)	Software development	51%	51%
QIWI Platform LLC (Russia)[1]	Software development	100%	—
Flocktory LLC (Russia)[2]	Research and development	—	100%
Qiwi Lab LLC (Russia)[2]	Software development	—	100%
QIWI Payments LLC (Russia)[2]	Software development	—	80%
IntellectMoney LLC (Russia)[3]	Software development	—	100%
Managing Company "RealWeb" Ltd (Russia) (Note 6)	Management services	—	100%
IA RealWeb Ltd (Russia) (Note 6)	Digital marketing	—	75%
Sfera LLC (Russia) (Note 6)	Digital marketing	—	83%
Centra Ltd (Russia) (Note 6)	Software development	—	100%
Fusion Tech Ltd (Russia) (Note 6)	Digital marketing	—	100%
De Vision Ltd (Russia) (Note 6)	Software development	—	75%
Vailmobail LLC (Russia) (Note 6)	Digital marketing	—	75%
Konversiya LLC (Russia) (Note 6)	Recruitment services	—	75%
IA REAL WEB CJSC (Armenia) (Note 6)	Digital marketing	—	75%
RW Consulting (Latvia) (Note 6)	Digital marketing	—	83%
RealWeb (Latvia) (Note 6)	Digital marketing	—	83%
IT LAB AND PAYMENTS FE LLC [2] (Uzbekistan)	Software development	—	100%
Associate
Advanced Digital Applications Holding Ltd (BVI) (Note 6)	Operation of on-line payments	—	9.91%
[1]	The Entity was liquidated during 2022
[2]	The Entities were established during 2022
[3]

The Entity was acquired during 2022 for 90. The Group determined the fair value of Entity’s software, trademark and client base as 80, and recognized them as intangible assets as at the acquisition date.

6.	Acquisitions, disposals and discontinued operations

2022

Taxiaggregator

During December 2021 - January 2022, the Group completed a series of transactions related to the acquisition of assets of the Taxiaggregator business combined with the hiring of its employees into an existing Group subsidiary QIWI Technologies LLC. In January 2022, the Group obtained control over the Taxiaggregator business. As a result, the Group owns 80% of the business with the remaining 20% owned by the founder of Taxiaggregator. The acquisition has been accounted for using the acquisition method.

Taxiaggregator is a SaaS platform that provides payment solutions and data analytics tool for taxi companies and taxi drivers. The platform allows drivers to see balances and order history from all aggregators consolidated in real time at a convenient interface and get instant payouts after each trip. The transaction falls within the Group’s strategy to further develop its value proposition in payment segment for self-employed. From the very beginning QIWI has been an exclusive payment partner of Taxiaggregator. The Group’s expenses for information services from the business for the year ended December 31, 2021, amounted to 139.

The consideration measured at fair values comprised the following:

The acquisition date fair value of the Group’s previously held interest	116
Cash consideration	706
Total consideration transferred	822

Cash consideration has been paid in full as of the reporting date (215 during the first quarter 2022 and 491 during the year 2021).

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Fair value
Net assets acquired:
Intangible assets	233
Software	64
Customer relationships	169
Deferred tax liabilities	(39)
Total identifiable net assets at fair value	194
Group’s share of net assets acquired (80%)	156
Goodwill arising on acquisition	666

The Goodwill resulted as the difference between the Group’s share of the fair value of net assets acquired in the business combination and the consideration paid amounted to 666 and related to the potential synergy with the Payment services segment of the Group. Goodwill was allocated to the Payment services CGU. None of the goodwill recognized is expected to be deductible for income tax purposes.

Revenue and net profit of the Taxiaggregator business from the acquisition date to December 31, 2022 was insignificant.

RealWeb

During December 2022, the Group completed a series of transactions related to the acquisition of subsidiaries of RealWeb group. In the middle of December 2022, the Group obtained control over the RealWeb business. As a result, the Group owns 79% of the business and has the intention to increase its share to 100% during the year 2023. The acquisition has been accounted for using the acquisition method. Pre-existing relationships between the Group and RealWeb were not significant.

6. Acquisitions, disposals and discontinued operations (continued)

Realweb is a leading full-cycle digital marketing service provider in Russia, which provides context and media advertising management services, social network presence, programmatic, CPA and mobile marketing type of services. The transaction allows the Group to attain leading positions in the growing advertising and digital marketing business segments based on RealWeb’s expertise and to further diversify the Group’s product portfolio.

The consideration transferred to the seller comprised cash only and amounted to 1,773.

The provisional fair value of the identifiable assets and liabilities as of the date of the acquisition was:

Net assets acquired:	Fair value
Intangible assets	1,163
Software	792
Trademarks	371
Trade and other receivables	3,286
Cash and cash equivalents	3,089
Other assets	116
Deferred tax	(140)
Trade and other payables	(6,056)
Other liabilities	(273)
Total identifiable net assets at fair value	1,185
Group’s share of net assets acquired (79%)	931
Goodwill arising on acquisition	842

The Group aplied the relief-from-royalty method to determine the fair value of the trademarks and replacement cost approach to determine the fair value of the software. The significant assumptions used to estimate the fair value of the trademarks are the forecasted revenue growth rates, royalty rate and discount rate. The significant assumptions used to estimate the fair value of the software are the number of staff hours required to develop the software and the related personnel costs.

The provisional Goodwill calculated as the difference between the Group’s share of the fair value of the identifiable net assets acquired in the business combination and the consideration paid amounted to 842 and related to the expected synergy with the Group’s existing business. Goodwill was allocated to the new CGU RealWeb. None of the goodwill recognised is expected to be deductible for the income tax purposes.

Revenue of RealWeb business from the acquisition date to the reporting date amounted to 981 and the net profit was insignificant. The management of the Group does not provide the information regarding revenue and profit or loss of the combined entity for the current reporting period as though the acquisition happened on January 1, 2022, due to the fact that RealWeb had no financial statements prepared in accordance with IFRS and therefore preparation of such disclosure would have been impracticable.

Analysis of cash flows on acquisition:	Amount
Cash paid	(1,773)
Net cash acquired with the subsidiaries	3,089
Total cash acquired in business combination	1,316

PYYPL

At the end of September, 2022, the Group acquired a 9.9% stake in Advanced Digital Applications Holding Ltd (ADAH), the parent of PYYPL fintech company that provides financial services for underbanked customers in Middle East and North Africa region. The transaction is in line with the management plans for an expansion to the international Fintech markets. The Group considers having a significant influence over the investee as has a guaranteed seat (one out of three) at its Board of Directors and hence can participate in decision making regarding its relevant activities. Thus, the Group recognizes this investment as an associate and accounts for it under the equity method.

The transaction was financed within the Group’s available cash. As part of the deal, the Group obtained for free the option to increase its stake in the future up to 26% on favorable conditions until the end of April 2024.

6. Acquisitions, disposals and discontinued operations (continued)

The consideration measured at fair values was made by the following:

Cash consideration transferred ($11 million)	660
Fair value of option received from ADAH	(333)
Total consideration	327

Cash consideration has been paid in full as of the reporting date.

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Net assets acquired:	Fair value
Intangible assets	408
Accounts receivable	610
Cash and cash equivalents	603
Other assets	25
Debt	(512)
Trade and other payables	(204)
Other liabilities	(57)
Total identifiable net assets at fair value	873
Group’s share of net assets acquired (9.9%)	86
Goodwill arising on acquisition	241

Goodwill related to the associate amounted to 241 and is included in the carrying amount of the investment in associate.

2021

Tochka sale

During third quarter 2021, the Group has completed the sale of its 40% stake (45% economic interest) in the capital of its associate company, Tochka to a third party.

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

Dividends and fixed amount of cash consideration were received during the third quarter of 2021. Contingent part was received in second quarter of 2022 in the amount of 4,855.

2020

Rocketbank and SOVEST disposal

During the year 2020 the Group disposed of the Rocketbank and SOVEST projects.

The results of the discontinued operations relating to these projects are presented below:

	Year ended December 31, 2020
	Rocketbank	SOVEST	Total
Revenue	1,151	1,463	2,614
Operating costs and expenses:	(2,065)	(2,290)	(4,355)
Cost of revenue (exclusive of items shown separately below)	(604)	(160)	(764)
Selling, general and administrative expenses	(338)	(424)	(762)
Personnel expenses	(986)	(796)	(1,782)
Depreciation and amortization	(111)	(54)	(165)
Credit loss (expense)/income	8	(788)	(780)
Impairment of non-current assets	(34)	(68)	(102)
Loss from operations	(914)	(827)	(1,741)
Loss from sale of Sovest loans’ portfolio	—	(712)	(712)
Foreign exchange gain and loss, net	(25)	—	(25)
Interest income and expenses, net	(25)	(6)	(31)
Loss before tax from discontinued operations	(964)	(1,545)	(2,509)
Income tax benefit	138	63	201
Net loss from discontinued operations	(826)	(1,482)	(2,308)

Earnings per share for discontinued operations
Basic, loss from discontinued operations attributable to ordinary equity holders of the parent			(37.07)
Diluted, loss from discontinued operations attributable to ordinary equity holders of the parent			(36.98)

7.	Operating segments

The Chief executive officer (CEO) of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s consolidated statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered their responsibilities as well as the following factors:

-	The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);
-	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and
-	The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

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

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for Payment Services reportable segment. Payment Services (PS) is the operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, offering expenses, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

7.	Operating segments (continued)

The segments’ consolidated statement of comprehensive income for the year ended December 31, 2022, as presented to the CODM are presented below:

	2022
	PS	CO	Total
Segment net revenue	30,103	4,034	34,137
Segment profit/(loss) before tax	20,036	(1,527)	18,509
Segment net profit/(loss)	15,799	(1,803)	13,996

The segments’ consolidated statement of comprehensive income for the year ended December 31, 2021, as presented to the CODM are presented below:

	2021
	PS	CO	Total
Segment net revenue	21,100	2,013	23,113
Segment profit/(loss) before tax	13,832	(1,120)	12,712
Segment net profit/(loss)	10,971	(1,377)	9,594

The segments’ consolidated statement of comprehensive income for the year ended December 31, 2020, as presented to the CODM are presented below:

	2020
	PS	CO	Total
Segment net revenue	22,637	3,341	25,978
Segment profit/(loss) before tax	15,629	(2,434)	13,195
Segment net profit/(loss)	12,608	(2,304)	10,304

Segment net revenue, as presented to the CODM, for the years ended December 31, 2020, 2021 and 2022 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	2020	2021	2022
Revenue from continuing operations under IFRS	40,622	41,135	51,502
Revenue from discontinued operations under IFRS	2,614	—	—
Cost of revenue from continuing operations	(16,494)	(18,022)	(17,365)
Cost of revenue from discontinuing operations	(764)	—	—
Total segment net revenue, as presented to CODM	25,978	23,113	34,137

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the years ended December 31, 2020, 2021 and 2022 is presented below:

	2020	2021	2022
Consolidated profit before tax from continuing operations under IFRS	14,365	20,616	18,184
Consolidated loss before tax from discontinued operations under IFRS	(2,509)	—	—
Gain on disposal of an associate	—	(8,177)	—
Fair value adjustments recorded on business combinations and their amortization	337	241	219
Impairment of non-current assets	134	24	47
Share-based payments	43	8	59
Offering expenses	71	—	—
Loss on forward contract to sell Sovest loans’ portfolio	712	—	—
Loss on disposal of subsidiary	42	—	—
Total segment profit before tax, as presented to CODM	13,195	12,712	18,509

7.	Operating segments (continued)

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the years ended December 31, 2020, 2021 and 2022 is presented below:

	2020	2021	2022
Consolidated net profit from continuing operations under IFRS	11,246	17,536	13,755
Consolidated net loss from discontinued operations under IFRS	(2,308)	—	—
Gain on disposal of an associate	—	(8,177)	—
Fair value adjustments recorded on business combinations and their amortization	337	241	219
Impairment of non-current assets	134	24	47
Share-based payments	43	8	59
Offering expenses	71	—	—
Loss on forward contract to sell Sovest loans’ portfolio	712	—	—
Loss on disposal of subsidiary	42	—	—
Effect from taxation of the above items	27	(38)	(84)
Total segment net profit, as presented to CODM	10,304	9,594	13,996

Geographic information

Revenues from external customers are presented below:

	2020	2021	2022
Russia	33,283	36,988	45,826
Other CIS	1,746	2,313	3,179
EU	2,748	508	1,002
Other	5,459	1,326	1,495
Total revenue from continuing and discontinued operations	43,236	41,135	51,502

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group does not have any single external customer amounting to 10% or greater of the Group’s revenue for the year ended December 31, 2022 (The Group had only one external customer where revenue exceeded 10% of the Group’s total 16.3% for the year ended December 31, 2021, 13% for the year ended December 31, 2020. This revenue was generated within the PS segment).

Disaggregated revenue information

Disagregation of revenues from contracts with customers, including those from discontinued operations are presented below:

	2022
	PS	CO	Total
Payment processing fees	37,689	—	37,689
Cash and settlement service fees	1,299	79	1,378
Platform and marketing services related fees	119	1,936	2,055
Fees for guarantees issued	17	1,506	1,523
Other revenue	374	33	407
Total revenue from contracts with customers	39,498	3,554	43,052

7.	Operating segments (continued)

	2021
	PS	CO	Total
Payment processing fees	33,397	—	33,397
Cash and settlement service fees	114	386	500
Platform and marketing services related fees	145	813	958
Fees for guarantees issued	20	703	723
Other revenue	322	11	333
Total revenue from contracts with customers	33,998	1,913	35,911

	2020
	PS	CO	Total
Payment processing fees	34,326	—	34,326
Cash and settlement service fees	80	1,246	1,326
Installment cards related fees	—	827	827
Platform and marketing services related fees	133	676	809
Fees for guarantees issued	23	417	440
Other revenue	168	129	297
Total revenue from contracts with customers	34,730	3,295	38,025

8.	Earnings per share

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

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	2020	2021	2022
Net profit attributable to ordinary equity holders of the parent for basic earnings	8,842	17,399	13,119
Weighted average number of ordinary shares for basic earnings per share	62,251,274	62,433,524	62,619,727
Effect of share-based payments	165,196	20,482	—
Weighted average number of ordinary shares for diluted earnings per share	62,416,470	62,454,006	62,619,727

Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent	142.04	278.68	209.50
Diluted, profit attributable to ordinary equity holders of the parent	141.66	278.59	209.50

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

9.	Property and equipment

	Processing					Construction in
	servers and	Computers and		Right of use of		progress (CIP) and
	engineering	office	Leasehold	leased assets	Other	Advances for
	equipment	equipment	improvements	(Note 22)	equipment	equipment	Total
Cost
Balance as of December 31, 2020	1,402	322	453	1,630	44	23	3,874
Transfer between groups	18	—	—	—	—	(18)	—
Additions	194	67	11	40	4	44	360
Disposals	(26)	(32)	(171)	(361)	(13)	—	(603)
Balance as of December 31, 2021	1,588	357	293	1,309	35	49	3,631
Transfer between groups	4	18	—	—	—	(22)	—
Additions	108	60	5	156	3	55	387
Additions from business combinations		26	—	28	1	—	55
Disposals	(124)	(92)	(111)	(418)	(10)	—	(755)
Balance as of December 31, 2022	1,576	369	187	1,075	29	82	3,318

Accumulated depreciation and impairment:
Balance as of December 31, 2020	(764)	(205)	(440)	(543)	(29)	—	(1,981)
Depreciation charge	(253)	(74)	(6)	(273)	(5)	—	(611)
Disposals	22	18	171	160	7	—	378
Balance as of December 31, 2021	(995)	(261)	(275)	(656)	(27)	—	(2,214)
Depreciation charge	(212)	(63)	(9)	(246)	(7)	—	(537)
Disposals	104	88	112	282	10	—	596
Balance as of December 31, 2022	(1,103)	(236)	(172)	(620)	(24)	—	(2,155)

Net book value
As of December 31, 2020	638	117	13	1,087	15	23	1,893
As of December 31, 2021	593	96	18	653	8	49	1,417
As of December 31, 2022	473	133	15	455	5	82	1,163

As of December 31, 2022, the gross book value of fully depreciated assets equals 831 (2021 - 888).

10.	Intangible assets

						Advances for
		Customer		Computer	Trade marks	intangibles, CIP
Cost:	Goodwill	relationships	Licenses	Software	and brands	and others	Total
Balance as of December 31, 2020	7,084	5,485	183	1,551	387	111	14,801
Additions	—	—	—	154	—	58	212
Additions from business combinations	—	—	—	12	—	—	12
Transfer between groups	—	—	—	12	—	(12)	—
Disposals	—	—	—	(256)	(139)	(2)	(397)
Balance as of December 31, 2021	7,084	5,485	183	1,473	248	155	14,628
Additions	—	—	—	111	–	123	234
Additions from business combinations	1,508	201	—	896	380	—	2,985
Transfer between groups	—	—	—	37	—	(37)	—
Disposals	—	—	—	(109)	—	(49)	(158)
Balance as of December 31, 2022	8,592	5,686	183	2,408	628	192	17,689

Accumulated Amortization:
Balance as of December 31, 2020	—	(2,687)	—	(926)	(356)	(19)	(3,988)
Amortization charge	—	(303)	—	(196)	(4)	(16)	(519)
Impairment	—	—	—	(11)	—	—	(11)
Disposals	—	—	—	250	139	2	391
Balance as of December 31, 2021	—	(2,990)	—	(883)	(221)	(33)	(4,127)
Amortization charge	—	(319)	—	(212)	(5)	(12)	(548)
Impairment	—	—	—	—	—	(47)	(47)
Disposals	—	—	—	112	—	47	159
Balance as of December 31, 2022	—	(3,309)	—	(983)	(226)	(45)	(4,563)
Net book value
As of December 31, 2020	7,084	2,798	183	625	31	92	10,813
As of December 31, 2021	7,084	2,495	183	590	27	122	10,501
As of December 31, 2022	8,592	2,377	183	1,425	402	147	13,126

As of December 31, 2022, the gross book value of fully amortized intangible assets equals 929 (2021 - 876).

11.	Impairment testing of goodwill and intangible assets

The Group identified the following significant CGU’s: Payment Services, RealWeb, ROWI and Flocktory. As of December 31, 2022 the Goodwill is allocated to the three CGUs: Payment Services, RealWeb and Flocktory and intangible assets with indefinite useful life relates to two CGUs: Payment Services and ROWI.

An analysis and movement of the net book value of goodwill and indefinite life licenses acquired through business combinations, as included in the intangible assets (Note 10), is as follows:

	Goodwill			Indefinite life
	Payment services	Flocktory	RealWeb	license	Total
As of December 31, 2020	6,358	726	—	183	7,267
Addition	—	—	—	—	—
As of December 31, 2021	6,358	726	—	183	7,267
Addition (Note 6)	666	—	842	—	1,508
As of December 31, 2022	7,024	726	842	183	8,775

The Group tests its goodwill and the intangible assets with an indefinite useful life annually.

Goodwill and intangible assets with indefinite useful life

The recoverable amount of Payment Services CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by the Board of directors covering a three-year period (2023-2025) with the compounded annual growth rate of payment volume as 1.3%. The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Payment Services CGU is 21.1%. The growth rate applied to discounted terminal value projection beyond the forecast period is 4%.

With regard to the assessment of recoverable amounts of Payment Services CGU, management believes that no reasonably possible change in any of key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

As a result of annual impairment test the Group did not identify any impairment of Goodwill and intangible assets with indefinite useful life allocated to Payment Services CGU as of December 31, 2022 and as of December 31, 2021. As at December 31, 2020 the recoverable amount of Payment services CGU was determined on the basis of fair value less costs of disposal (Level 1).

The recoverable amount of Flocktory CGU has been determined based on a value in use calculation using cash flow projections from financial budgets approved by the Board of directors covering a three-year period (2023-2025). The pre-tax discount rate adjusted to risk specific applied to cash flow projections of Flocktory CGU is 23.4%. The growth rate applied to discounted terminal value projection beyond the forecast period is 2%.

With regard to the assessment of recoverable amounts of Flocktory CGU, management believes that no reasonably possible change in any of key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

11.	Impairment testing of goodwill and intangible assets (continued)

As a result of annual impairment test the Group did not identify any impairment of Goodwill allocated to Flocktory CGU as of December 31, 2022 and as of December 31, 2021.

It is belived, that goodwill allocated to RealWeb CGU had no impairment during the year 2022 as the acquisition was completed close to the year end, so that the carrying amounts of the assets of this CGU approximate their fair values as of December 31, 2022. The fair value of RealWeb CGU as of the acquisition date has been determined based on DCF model using cash flow projections covering a three-year period (2023-2025). The discount rate adjusted to specific risks applied to cash flow projections was 22%. The growth rate applied to discounted terminal value projection beyond the forecast period was 4%.

Other non-current assets

For the purpose of the impairment test on other non-current assets the Group estimated the recoverable amounts as the higher of value in use or fair value less costs to sell of an individual asset or CGU to which the asset relates.

For the years ended December 31, 2022, December 31, 2021 and December 31, 2020, the Group did not recognize any significant impairment of non-current assets.

12.	Long-term and short-term loans issued

As of December 31, 2022, long-term and short-term loans issued consisted of the following:

	Total as of		Net as of
	December 31,	Expected credit	December 31,
	2022	loss allowance	2022
Long-term loans
Loans to legal entities, including SME	871	(28)	843
Total long-term loans	871	(28)	843
Short-term loans
Factoring loans	12,668	(100)	12,568
Loans to legal entities, including SME	1,840	(254)	1,586
Loans to individuals	85	(39)	46
Total short-term loans	14,593	(393)	14,200

The Group’s loans are mainly denominated in Russian rubles.

As of December 31, 2021, long-term and short-term loans consisted of the following:

	Total as of		Net as of
	December 31,	Expected credit	December 31,
	2021	loss allowance	2021
Long-term loans
Loans to legal entities, including SME	268	(1)	267
Total long-term loans	268	(1)	267
Short-term loans
Factoring loans	9,959	(44)	9,915
Loans to legal entities, including SME	1,402	(47)	1,355
Total short-term loans	11,361	(91)	11,270

The following table contains an analysis of the credit risk exposure of loans issued and for which an ECL allowance is recognised. The Group has no internal grading system of loans issued and uses their overdue status for credit risk analysis. The carrying amount of loans issued to customers below also represents the Group's maximum exposure to credit risk on these loans.

		As of December 31, 2022		As of December 31, 2021
		Gross		Gross
		amount	ECL	amount	ECL
Not overdue	Stage 1	14,860	(22)	11,519	(21)
Up to 30 days overdue		112	(2)	40	(13)
30-60 days overdue	Stage 2	180	(118)	11	(4)
60-90 days overdue		18	(2)	4	(1)
90+ days overdue	Stage 3	294	(277)	55	(53)
Total		15,464	(421)	11,629	(92)

Loans issued within the factoring scheme are collateralized with the accounts receivable of the debtor in full amount. The other loans issued are not collateralized.

12.	Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2022, was the following:

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective
ECL allowance as of January 1, 2022	(34)	(5)	(53)	(92)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	—	(112)	(228)	(340)
Transfers between stages	10	(3)	(7)	—
Amounts written off	—	—	11	11
ECL allowance as of December 31, 2022	(24)	(120)	(277)	(421)

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

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2020, was the following:

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective
ECL allowance as of January 1, 2020	(229)	(120)	(494)	(843)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(128)	(211)	(498)	(837)
Transfers between stages	140	(8)	(132)	—
Amounts sold and written off	212	338	1,093	1,643
ECL allowance as of December 31, 2020	(5)	(1)	(31)	(37)

13.	Trade and other receivables

As of December 31, 2022, trade and other receivables consisted of the following:

	Total as of		Net as of
	December 31,	Expected credit	December 31,
	2022	loss allowance	2022
Cash receivable from agents	4,385	(325)	4,060
Deposits issued to merchants	6,771	(15)	6,756
Receivables related to marketing activity	3,422	(20)	3,402
Commissions receivable	394	(30)	364
Other receivables	912	(626)	286
Total financial assets	15,884	(1,016)	14,868
Advances issued	326	—	326
Total trade and other receivables	16,210	(1,016)	15,194

As of December 31, 2021, trade and other receivables consisted of the following:

	Total as of		Net as of
	December 31,	Expected credit	December 31,
	2021	loss allowance	2021
Cash receivable from agents	3,295	(251)	3,044
Deposits issued to merchants	3,162	(16)	3,146
Commissions receivable	138	(11)	127
Other receivables*	5,236	(231)	5,005
Total financial assets	11,831	(509)	11,322
Advances issued	254	—	254
Total trade and other receivables	12,085	(509)	11,576
*	Other receivables include receivables from sale of Tochka associate in the amount of 4,757

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

Set out below is the information about the credit risk exposure on the Group’s trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2022	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	1.8%	11%	47%	81%
Exposure at default	14,694	255	125	810	15,884
Expected credit loss	(268)	(29)	(59)	(660)	(1,016)

December 31, 2021	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.06%	19%	94%	95%
Exposure at default	11,241	79	34	477	11,831
Expected credit loss	(7)	(15)	(32)	(455)	(509)

13.	Trade and other receivables (continued)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the years ended December 31 was the following:

	2020	2021	2022
ECL allowance as of January 1,	(289)	(284)	(509)
Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(57)	(262)	(603)
Amounts written off	62	37	96
ECL allowance as of December 31,	(284)	(509)	(1,016)

Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customers to receive an overdraft.

14.	Cash and cash equivalents

As of December 31, 2022 and 2021, cash and cash equivalents consisted of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
Correspondent accounts with Central Bank of Russia (CBR)	3,719	3,025
Сash with banks and on hand	5,249	9,833
Short-term CBR deposits	14,200	27,100
Other short-term bank deposits	9,867	7,507
Less: Allowance for ECL	(2)	(3)
Total cash and cash equivalents	33,033	47,462

The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis. During the year 2022 International rating agencies withdrew all ratings from Russian banks and financial organisations. Credit quality of cash and cash equivalents based on scale of Russian rating agencies are summarised as follows:

	As of	As of
	December 31,	December 31,
	2021	2022
	Stage 1	Stage 1
Cash on hand	58	48
Cash with CBR	17,919	30,136
Cash with banks graded ruA- and above	12,985	9,461
Cash with banks graded ruB- and above	1,736	5,913
Cash with banks having no rating	337	1,907
Total	33,035	47,465

Cash with banks having no rating is represented by cash held with banks in such jurisdictions as Cyprus, China, Turkey and CIS.

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The banks where cash is held were approved by the Board of Directors of the Group.

The Group holds cash and cash equivalents in different currencies and therefore is exposed to foreign currency risk. For more details regarding foreign currency sensitivity and risk management refer to Note 30.

	As of	As of
	December 31,	December 31,
	2021	2022
Russian ruble	28,908	39,980
Euro	1,310	735
US Dollar	1,786	2,230
Chinese Yuan	1	2,160
Others	1,028	2,357
Total	33,033	47,462

15.	Debt securities

The table below discloses investments in debt securities by classes and its credit risk exposure as of December 31, 2022:

	As of December 31, 2022
	Stage 1	Stage 2	Total
Securities accounted at FVOCI
Foreign government bonds	1,021	—	1,021
Russian government bonds	5,632	—	5,632
Corporate bonds rated ruAA and above	1,381	99	1,480
Corporate bonds rated ruA and above	4,687	—	4,687

Securities accounted at amortised cost
Russian government bonds	4,160	—	4,160

Credit loss allowance	(5)	—	(5)
Total debt securities	16,876	99	16,975

The table below discloses investments in debt securities by classes and its credit risk exposure as of December 31, 2021:

	As of December 31, 2021
	Stage 1	Stage 2	Total
Securities accounted at FVOCI
Russian government bonds	3,896	—	3,896
Corporate bonds rated ruAA and above	5,665	—	5,665

Securities accounted at amortised cost
Russian government bonds	3,531	—	3,531

Credit loss allowance	(5)	—	(5)
Total debt securities	13,087	—	13,087

The Group has no internal grading system for debt securities’ credit risk rating grades analysis. During the year 2022 International rating agencies withdrew all ratings from Russian companies. Credit quality of debt sequrities presented is based on external scale of Russian rating agencies. The interest rates of debt securities are 0% - 11.6% and maturity up to January 2037.

16.	Other current assets and other current liabilities
16.1	Other current assets

As of December 31, 2022 and 2021, other current assets consisted of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
Other financial assets
Reserves at CBR*	593	63
Option received from ADAH (Note 6)	—	470
Restricted cash accounts	—	2,015
Less: Allowance for ECL	—	(1,404)
Total other financial assets	593	1,144
Other non-financial assets
Prepaid expenses	353	191
Costs of obtaining a contract	273	455
Other	43	169
Total other current assets	1,262	1,959
*	Banks are currently required to place mandatory reserves with the CBR to be held in non-interest bearing accounts. Such mandatory reserves are established by the CBR for liabilities in RUR and in foreign currency according to its monetary policy. The amount is excluded from cash and cash equivalents for the purposes of the consolidated statement of cash flows and does not have a repayment date.

The Group has no internal grading system of other current financial assets for credit risk rating grades analysis.

As of December 31, 2022, cash with banks in the amount of 2,015 was restricted due to the sanctions imposed on those banks and certain other restrictions. Restricted cash accounts and the related ECL allowance in the amount of 1,404 fall under stage 3 of impairment. ECL for the restricted cash balances was assessed as a probability weighted outcome of three possible scenarios.

16.2	Other current liabilities

As of December 31, 2022 and 2021, other current liabilities consisted of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
Contract liability related to guarantees issued	1,185	1,157
Deferred income	138	131
Income tax payable	22	166
Other	13	67
Total other current liabilities	1,358	1,521

17.	Investments in associates

The following table illustrates the summarized financial information of the Group’s investment in associates:

As of
December 31,
2022
ADAH
Current assets, including cash and cash equivalents of 82	750
Non-current assets	497
Current liabilities	(342)
Non-current debt	(281)
Equity	624
Group’s share in equity 9.9%	62
Goodwill	241
Group’s carrying amount of the investment	303

	2020	2021	2022
	Tochka	Tochka	ADAH
Revenue	7,697	4,296	165
Cost of revenue	(453)	(333)	(138)
Other income and expenses, net	(5,752)	(3,264)	(419)
including personnel expenses	(2,965)	(1,853)	(185)
including depreciation and amortization	(297)	(168)	(16)
Total net profit/(loss)	1,492	699	(392)
Group’s share in equity	45%	45%	9.9%
Group’s share of total net profit/(loss)	672	314	(39)
Other comprehensive income	—	—	163
Group’s share of other comprehensive income	—	—	16

18.	Share capital, additional paid-in capital, share premium and other reserves

The Capital of the Company is divided into two classes. Each class A share has the right to ten votes at a meeting of shareholders and each class B share has the right to one vote at a meeting of shareholders. The class A shares and the class B shares have the right to an equal share in any dividend or other distribution the Company pays and have a nominal value of EUR 0.0005 each.

	As of	As of	As of
	December 31,	December 31,	December 31,
Authorised shares	2020	2021	2022
	Thousands	Thousands	Thousands
Ordinary Class A shares	127,914	127,914	127,914
Ordinary Class B shares	102,936	102,936	102,936
Total authorised shares	230,850	230,850	230,850

	As of	As of	As of
	December 31,	December 31,	December 31,
Issued and fully paid shares	2020	2021	2022
	Thousands	Thousands	Thousands
Ordinary Class A shares	10,414	10,414	10,414
Ordinary Class B shares	52,299	52,299	52,299
Total issued and fully paid shares	62,713	62,713	62,713

18.	Share capital, additional paid-in capital, share premium and other reserves (continued)

For the years ended December 31, 2022 and 2021 the movement of outstanding shares’ number was the following:

			Number
	Ordinary	Ordinary	of outstanding
	Class A shares	Class B shares	shares
	Thousands	Thousands	Thousands
As of December 31, 2020	10,414	51,965	62,379
Increase of share capital due to exercise of options by employees during the year	—	59	59
As of December 31, 2021	10,414	52,024	62,438
Increase of share capital due to exercise of options by employees during the year	—	11	11
Share-based payments	—	264	264
As of December 31, 2022	10,414	52,299	62,713

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

19.	Debt

As of December 31, 2022 and December 31, 2021, Group’s debt consisted of the following:

	Credit				As of	As of
	limit	Effective			December 31,	December 31,
	(RUB)	Interest rate		Maturity	2021	2022
Current interest-bearing debt
Bank’ revolving credit facility	460	Up to 13%	*	June 30, 2023	—	—
Non-current interest-bearing debt
Bonds issued	5,000	9.3%		October 10, 2023	4,734	3,922
Total debt					4,734	3,922
Including short-term portion					86	3,922
*	the agreement stipulated the right of a lender to increase the interest rate in case the covenants are violated. The Group was in compliance with all covenants as of December 31, 2022.

The Group is subject to different covenants regarding the bonds issued. As of December 31, 2022 and December 31, 2021, the Group was in compliance with all covenants stipulated by the public irrevocable offers.

The table below sets out the movements in the Group’s debt for each of the periods presented:

		Repayment/
	Debt as of	buy back of	Interest	Interest	Debt as of
	January 1	debt	expense	paid	December 31
2022	4,734	(810)	360	(362)	3,922
2021	6,563	(1,854)	501	(476)	4,734

20.	Trade and other payables

As of December 31, 2022 and 2021, the Group’s trade and other payables consisted of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
Payables to merchants	8,479	11,431
Money remittances and e-wallets accounts payable	8,508	8,807
Deposits received from agents	3,492	3,415
Payables related to marketing activity	3	5,751
Commissions payable	429	485
Accrued personnel expenses and related taxes	1,623	2,073
Other payables	831	1,086
Total trade and other payables	23,365	33,048

21.	Customer accounts and amounts due to banks

As of December 31, 2022 and 2021, customer accounts and amounts due to banks consisted of the following:

	As of	As of
	December 31,	December 31,
	2021	2022
Legal entities’ current/demand accounts	5,197	8,829
Correspondent accounts of other banks	1,523	2,335
Individuals’ current/demand accounts	81	39
Term deposits	834	—
Total customer accounts and amounts due to banks	7,635	11,203
Including long-term deposits	—	—

Customer accounts and сorrespondent accounts of other banks bear interest of up to 7% (2021 - 6%).

22.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to eight years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the year ended December 31, 2022 recognized under such contracts is 28 (for the year ended December 31, 2021 - 35). Future minimum lease rentals under non-cancellable lease commitments for office premises for a term less than one year as of December 31, 2022 are 25 (December 31, 2021 - 12).

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. The change in the balances of Right-of-use assets and Lease liabilities the year ended December 31, 2022 was as follows:

	Right-of-use assets	Lease
	Office buildings	liabilities
As of January 1, 2022	653	642
Additions	184	184
Derecognition	(136)	(160)
Depreciation	(246)	—
Interest expense	—	51
Payments	—	(284)
As of December 31, 2022	455	433
Including short-term portion	—	300

The change in the balances of Right-of-use assets and Lease liabilities the year ended December 31, 2021 was as follows:

	Right-of-use assets	Lease
	Office buildings	liabilities
As of January 1, 2021	1,087	1,116
Additions	40	40
Derecognition	(201)	(240)
Depreciation	(273)	—
Interest expense	—	75
Payments	—	(349)
As of December 31, 2021	653	642
Including short-term portion	—	308

For the amount of rent expense recognized from short-term leases and variable lease payments for year ended December 31, 2022, December 31, 2021 and December 31, 2020 see Note 25.

23.	Revenue

Other revenue for the years ended December 31 was as follows:

	2020	2021	2022
Platform and marketing services related fees	794	958	2,055
Fees for guarantees issued	440	723	1,523
Cash and settlement service fees	512	500	1,378
Other revenue	208	333	407
Total other revenue	1,954	2,514	5,363

For the purposes of consolidated cash flow statement, “Interest income, net” includes both continued and discontinued operations and consists of the following:

	2020	2021	2022
Interest revenue calculated using the effective interest rate	(2,390)	(3,453)	(6,764)
Interest expense classified as part of cost of revenue	288	505	454
Interest income and expenses from non-banking loans, net, classified separately in the consolidated statement of comprehensive income	68	(92)	(58)
Interest income and expenses related to discontinued operations	(659)	—	—
Interest income, net, for the purposes of consolidated cash flow statement	(2,693)	(3,040)	(6,368)

24.	Cost of revenue

Cost of revenue for the years ended December 31 was as follows:

	2020	2021	2022
Transaction costs	14,777	15,892	14,119
Platform and marketing services related expenses	—	114	1,035
Guarantees issued related expenses	247	380	725
Interest expense	288	505	454
Other expenses	1,182	1,131	1,032
Total cost of revenue	16,494	18,022	17,365

25.	Selling, general and administrative expenses

Selling, general and administrative expenses for the years ended December 31 were as follows:

	2020	2021	2022
Advertising, client acquisition and related expenses	301	342	429
Tax expenses, except income and payroll related taxes	316	390	362
Advisory and audit services	611	974	796
Rent of premises	113	107	101
Expenses related to Tochka platform services	382	365	570
IT related services	346	389	385
Business travel and representative expenses	101	195	509
Offering expenses	71	—	—
Other expenses	492	466	615
Total selling, general and administrative expenses	2,733	3,228	3,767

26.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2020	2021	2022
Proposed, declared and approved during the year:
2022: no dividends			—
2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 2021: U.S.$ 51,197,062 or U.S.$ 0.82 per share		5,179
2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for 2020: U.S.$ 50,489,929 or U.S.$ 0.81 per share	4,797
Paid during the period*:
2022: no dividends			—
2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 2021: U.S.$ 51,197,062or U.S.$ 0.82 per share		5,211
2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for 2020: U.S.$ 50,489,929 or U.S.$ 0.81 per share	4,804
Proposed for approval (not recognized as a liability as of December 31):
2022: no dividends			—
2021: no dividends		—
2020: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share	1,411
Dividends payable as of December 31	—	—	—
*	The difference between paid and declared dividends represents foreign exchange movement

27.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income. On December 9, 2021, the Minister of Finance presented to parliament the proposed Cyprus budgetary plan for 2022 and envisaged fiscal policy plan for the next three-year period, including an outline of the government’s vision with respect to a possible reform of the Cyprus tax system. Specifically, an increase of the corporate income tax rate from 12.5% to 15% is envisaged, in line with the OECD Inclusive Framework’s Pillar Two agreement. The European Commission’s proposal indicates that the new rules should be transposed into domestic law by EU Member States by June 30, 2023. Once duly adopted, it is proposed to take effect from January 1, 2024.

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

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russian government bonds and 20% applied to their taxable income.

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

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

Deferred income tax assets and liabilities as of December 31, 2022 and 2021, relate to the following:

	Consolidated statement of		Consolidated statement of
	financial position as of		comprehensive income for the
	December 31		year ended
	2021	2022	2021		2022
			PL	OCI	PL	OCI
Intangible assets	(558)	(716)	48	—	61	—
Trade and other payables	259	493	21	—	230	—
Trade and other receivables	32	6	7	—	(64)	—
Debt instruments	61	—	10	56	(9)	(52)
Tax loss carry forwards	27	3	27	—	(24)	—
Loans issued	(8)	(33)	(18)	—	(25)	—
Lease obligations	134	43	(88)	—	(91)	—
Property and equipment	(140)	(103)	49	—	37	—
Taxes on unremitted earnings	(865)	(1,122)	(185)	—	(257)	—
Other	(81)	(210)	(114)	—	(127)	—
Net deferred income tax assets/ (liabilities)	(1,139)	(1,639)	(243)	56	(269)	(52)
including:
Deferred tax assets	237	208
Deferred tax liabilities	(1,376)	(1,847)

Deferred tax assets and liabilities are not offset because they do not relate to income taxes levied by the same tax authority on the same taxable entity.

27.	Income tax (continued)

Reconciliation of deferred income tax asset/(liability), net:

	2020	2021	2022
Deferred income tax asset/(liability), net as of January 1	(532)	(952)	(1,139)
Effect of business combinations	—	—	(179)
Deferred tax benefit/(expense)	(420)	(187)	(321)
Deferred income tax asset/(liability), net as of December 31	(952)	(1,139)	(1,639)

As of December 31, 2022 the Group does not intend to distribute a portion of its accumulated unremitted earnings in the amount of 18,303 (2021 – 11,024). The amount of tax that the Group would pay to distribute them would be 915 (2021 - 551). Unremitted earnings include all earnings that were recognized by the Group’s subsidiaries and that are expected to be distributed to the holding company.

27.	Income tax (continued)

The major components of income tax expense, including tax expense from discontinued operations, for the years ended 31 December 2022, 2021 and 2020 are:

	2020	2021	2022
Total tax expense
Current income tax expense	(2,498)	(2,837)	(4,160)
Deferred tax expense	(420)	(243)	(269)
Income tax expense for the year	(2,918)	(3,080)	(4,429)

Theoretical and actual income tax expense is reconciled as follows:

	2020	2021	2022
Profit before tax from continuing operations	14,365	20,616	18,184
Loss before tax from a discontinued operations	(2,509)	—	—
Accounting profit before tax	11,856	20,616	18,184
Theoretical income tax expense at the domestic rate in each individual jurisdiction	(2,043)	(3,464)	(3,799)
(Increase)/decrease resulting from the tax effect of:
Non-taxable income	216	1,098	82
Non-deductible expenses	(675)	(319)	(335)
Withholding tax	(333)	(338)	(373)
Unrecognized deferred tax assets	(83)	(57)	(4)
Total income tax expense	(2,918)	(3,080)	(4,429)
Income tax attributable to a continuing operations	(3,119)	(3,080)	(4,429)
Income tax attributable to a discontinued operations	201	—	—

During the year ended December 31, 2022 the Group did not recognize deferred tax assets related to the tax loss carry forward in the amount of 4 (2021 - 57, 2020 – 83) because the Group did not believe that the realization of the related deferred tax assets is probable.

28.	Commitments, contingencies and operating risks

Operating environment

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a devastating effect on Russian relations with the West. In response to the Ukraine crisis, Ukraine, the European Union, the United Kingdom and the United States (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have passed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and whole sectors of the Russian economy, as well as export restrictions and “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit certain significant commercial activities of U.S., UK and EU entities in Russia, as well as in certain specific territories affected by the conflict. While the scope of sanctions has been expanding since 2014, when they were first introduced in response to annexation of Crimea, 2022 saw the imposition of extremely severe measures that have hitherto been unprecedented. Introduction of further economic or trade sanctions remains highly likely as the conflict in Ukraine develops.

Several of Russia’s largest banks, as well as a number of smaller banks are now on the U.S. Department of the Treasury’s Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons (SDNs), such that their property in the U.S. is blocked and U.S. entities are prohibited from transacting with them, and are also subject to various EU and UK sanctions. Since March 2, 2022, a number of major Russian banks have been banned from the SWIFT system by the EU.

As of the date of these consolidated financial statements, the Group is not subject to any sanctions. However, further expansion of the sanctions list, the shutdown of the SWIFT system for some Russian banks, the possible introduction of restrictions on the CBR and a number of companies, including customers and counterparties of the Group, may have a significant impact on the activities and financial position of the Group in the future.

In addition, in response to the Ukraine conflict, numerous companies from the U.S., the EU, the UK and other countries have withdrawn from Russia or suspended, wound down or substantially scaled back their Russian operations, or announced plans to do so, for reputational reasons even where not necessitated by the sanctions regime. It has been observed that businesses from the U.S., the EU, the UK and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Russian banks, including Qiwi Bank, unable to issue Visa and Mastercard cards, and Russian consumers unable to execute purchases from most foreign merchants, which has had a limited negative effect on the Group’s payment volumes in 2022. A vast majority of major Western businesses have withdrawn from, suspended, wound down or substantially scaled back activities in Russia or stopped dealings with Russian counterparts due to what ostensibly is a combination of compliance, political, reputational, and other reasons, in a manner that goes significantly beyond the mere compliance with applicable sanctions. Such businesses include, among others, software and hardware providers the use of whose products and services is material to the Group’s operations. Accordingly, the Group may face the risk of interruptions to its normal operations due to the need to replace such products and services and integrate alternative solutions on an emergency basis, and its business, financial condition and results of operations could be materially adversely affected as a result.

28.	Commitments, contingencies and operating risks (continued)

Operating environment (continued)

A prolonged economic slowdown or recession in Russia could have a significant negative effect on consumer spending in Russia and, accordingly, on the Group’s business. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth in certain payment categories and payment volume decline in certain others, in particular certain types of money remittances and financial services categories. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals that allow consumers to use physical currency for online payments. While the Group has since largely outgrown that model, the network of kiosks and terminals remains a significant part of the Group’s infrastructure and serves as a reload and client acquisition channel for Qiwi Wallet. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets adopts credit and debit card payments and electronic banking, and the number of kiosks and terminals in the QIWI network is decreasing as the market shifts towards a higher share of digital payments. In 2020-2022, the Group’s physical distribution network was and, to a certain extent, may continue to be negatively affected by the spread of the COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited users’ access to certain retail locations, as well as reducing the overall activity of the population. Other factors could also contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and the development of alternative payment channels. All of these factors could have a material adverse effect on the Group’s business, financial condition and results of operations.

Regulatory environment

The Group’s business is impacted by laws and regulations that affect its industry, the number of which has increased significantly in recent years. The Group is subject to a variety of regulations, including those aimed at preventing money laundering and the financing of criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws. As a result, the Group experiences periodic investigations by various regulatory authorities in connection with such laws and regulations, which may sometimes result in the imposition of monetary or other sanctions. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving, and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing the Group’s related operating costs and legal risks. If local authorities in Russia or other countries choose to enforce specific interpretations of the applicable legislation that differ from the Group’s, it may be found to be in violation and subject to penalties or other liabilities. This could also limit the Group’s ability to provide some of its services going forward and may increase its cost of doing business.

Qiwi Bank is central to the operation of all of the Group’s key business segments as it provides issuing, acquiring and deposit settlement functions within the Group, and is the banking institution behind those products of ROWI offering that require a banking license.

28.	Commitments, contingencies and operating risks (continued)

Regulatory environment (continued)

All banks and non-banking credit organizations operating in Russia are subject to extensive regulation and supervision. Requirements imposed by regulators, including capital adequacy, liquidity reserves, prudential ratios, loss provisions and other regulatory requirements are designed to ensure the integrity of the financial markets and to protect consumers and other third parties with whom a bank deals. These regulations may limit the Group’s activities, and may increase its costs of doing business, or require it to seek additional capital in order to comply with applicable capital adequacy or liquidity requirements. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Russian banks also have extensive reporting obligations, including, without limitation, disclosure of financial statements, various operational indicators, and affiliates and persons who exercise (direct or indirect) influence over the decisions taken by the management bodies of the bank. The CBR may at any time conduct full or selective audits of any bank’s activities and filings and may inspect all of its books and records.

The past and future operations may also be subject to greater scrutiny from the CBR. There can be no assurance that new sanctions will not be imposed on the Group as a result of any past or future findings and that we will not come under greater CBR scrutiny in connection with any perceived deficiencies in the Group’s conduct, or that any currently planned or future inspections will not result in discovery of any significant or minor additional violations of various banking regulations, and of what sanctions the CBR may impose on the Group in connection with such deficiencies or violations. Any such sanctions could have a material adverse effect on the Group’s business, financial condition and results of operations.

The Group contracts with some of its international merchants in U.S. dollars, Euro and other currencies and may experience challenges in relationships with U.S. and EU banks that are required for any non-U.S. or non-EU company to transact in U.S. dollars or Euro due to changes in internal know-your-customer procedures, limits on certain types of merchants and certain jurisdictions, and other internal policies, which we believe might be a result of the increasing negative sentiment towards Russia even with respect to transactions and relationships that do not present any potential violation of any applicable sanctions. Even though the Group maintains a number of U.S. dollar, Euro and other currencies accounts with various financial institutions, at the same time the Group is also conducting a portion of U.S. dollar transactions with international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not refuse to process the Group’s transactions for such reasons or otherwise, thereby further increasing the currency conversion costs that the Group has to bear, or that international merchants will agree to accept payments in any currency but the U.S. dollar in the future. If the Group is not able to conduct transactions in U.S. dollars, Euro or other currencies envisaged under agreements with the Group’s merchants, it may bear significant currency conversion costs or lose some merchants who will not be willing to conduct transactions in currencies other than the currency provided under the agreement, and the Group’s business, financial condition and results of operations may be materially adversely affected.

28.	Commitments, contingencies and operating risks (continued)

Taxation

Russian and the CIS countries’ tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. There can be no assurance that the Russian Tax Code and CIS countries’ (specifically, Kazakhstan) tax legislation will not be changed in the future in a manner adverse to the stability and predictability of the Russian and CIS countries’ tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. Recent events within the Russian Federation and Kazakhstan suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 2.2 billion, as assessed by the Group as of December 31, 2022 (RUB 1.9 billion as of December 31, 2021).

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia and concluded that its cost outweighs its benefits.

28.	Commitments, contingencies and operating risks (continued)

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management does not believe that the ultimate liability, if any, arising from such actions or complaints will have a material adverse effect on the financial condition or the results of future operations of the Group.

Following the disclosure of the restrictions imposed by the CBR on the Group in December 2020, QIWI plc and certain of its current and former executive officers have been named as defendants in a putative class action filed in the United States. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed when the CBR audit results and restrictions were disclosed in December 2020, which the plaintiffs perceive as a violation of Sections 10(b) and 20(a) of the 1934 Securities Exchange Act, and seek damages and other relief based upon such allegations. Management believes that these lawsuits are without merit and intends to defend against them vigorously, and expects to incur certain costs associated with defending against these actions. At this early stage of the litigations, the ultimate outcomes are uncertain and management cannot reasonably predict the timing or outcomes, or estimate the amount of loss, if any, or their effect, if any, on the Group’s consolidated financial statements. Any negative outcome could result in payments of substantial monetary damages and accordingly the Group’s business could be seriously harmed.

Guarantees issued

The Group issues financial and performance guarantees to non-related parties for the term of up to five years at market rates.

		Financial
	Performance	guarantees
	guarantees	(Stage 1)	Total
December 31, 2022	81,537	1,116	82,653
December 31, 2021	45,581	1,050	46,631

Financial guarantees are issued to Russian companies that do not have an external credit rating. Performance guarantees are issued to small and medium enterprises within the ROWI segment. Management does not believe that expected losses from the performance guarantees will exceed the amount of contract liability provided for in these consolidated financial statements.

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans. With respect to credit risk on commitments to extend credit, the Group is potentially exposed to loss in an amount equal to the total unused commitments, if the unused amounts were to be drawn down.

	December 31, 2022	December 31, 2021
	(Stage 1)	(Stage 1)
Unused limits on loans to legal entities	1,618	34
Credit loss allowance	(19)	—

29.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the years ended December 31, 2022 and 2021, as well as balances with related parties as of December 31, 2022 and December 31, 2021:

	For the year ended
	December 31, 2022		As of December 31, 2022
		Purchases/	Amounts	Amounts
	Sales to/	expenses	owed by	owed to
	income from	from related	related	related
	related parties	parties	parties	parties
Associates	3	—	—	(3)
Key management personnel	—	(429)	—	(244)
Other related parties	7	(71)	101	(11)

	For the year ended
	December 31, 2021		As of December 31, 2021
		Purchases/	Amounts	Amounts
	Sales to/	expenses	owed by	owed to
	income from	from related	related	related
	related parties	parties	parties	parties
Associates	3	(183)	—	—
Key management personnel	—	(307)	—	(114)
Other related parties	5	(22)	—	(16)

Benefits of key management and Board of Directors for the year ended December 31, 2022 comprise short-term benefits of 336, benefits under long-term incentive programs of 53 and share-based payments of 40 (307/nil/nil - for the year 2021, 434/nil/12 loss - for the year 2020).

30.	Risk management

The main risks that could adversely affect the Group’s financial assets, liabilities or future cash flows are foreign exchange risk, liquidity and credit risk. Management reviews and approves policies for managing each of the risks which are summarized below.

Foreign exchange risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Group’s consolidated statement of comprehensive income, statement of financial position and/or cash flows. Foreign currency denominated assets and liabilities give rise to foreign exchange exposure.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US Dollar exchange rates against the Ruble, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in US Dollars when these currencies are not functional currencies of the respective Group subsidiaries. The Group’s exposure to foreign currency changes for all other currencies is not material.

	change in the US Dollar	Effect on profit before tax
	vs Ruble exchange rate	Gain/(loss)
2022	+10%	263
	-10%	(263)

2021	+10%	122
	-10%	(122)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group seeks to maintain a stable funding base primarily consisting of agents’ deposits, customer accounts and amounts due to banks and debt. The deposits received from agents are due on demand, but are usually offset against future payments processed through agents. The Group expects that agents’ deposits will continue to be offset against future payments and not be called by the agents. Сustomer accounts and amounts due to banks, trade and other payables are due on demand. The Group has sufficient cash balances and keeps it in diversified portfolios of liquid instruments such as government bonds, correspondent account with CBR and overnight placements in high-rated commercial banks, in order to be able to respond timely and steadily to unforeseen liquidity requirements.

30.	Risk management (continued)

Liquidity risk and capital management (continued)

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

According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than certain portion of its risk-adjusted assets. As of December 31, 2022, QIWI Bank JSC’s capital ratio is above the minimal level required of 8%. The Group monitors the fulfillment of requirements on a daily basis and sends the reports to CBR on a monthly basis. As of the years ended December 31, 2022 and 2021 QIWI Bank JSC met the capital adequacy requirements.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. Capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, the Group may make dividend payments to shareholders or issue new shares. Currently, the Group requires capital to finance its growth, but it generates sufficient cash from its operations. The table below summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments.

		Due:
			Within a	More than a
	Total	On demand	year	year
Debt	4,251	—	4,251	—
Lease liabilities	472	—	317	155
Trade and other payables	33,048	33,048	—	—
Customer accounts and amounts due to banks	11,203	11,203	—	—
Financial guarantees	1,000	—	500	500
Undrawn credit commitments	1,618	1,618	—	—
Total as of December 31, 2022	51,592	45,869	5,068	655

		Due:
			Within a	More than a
	Total	On demand	year	year
Debt	4,772	—	86	4,686
Lease liabilities	710	—	324	386
Trade and other payables	23,365	23,365	—	—
Customer accounts and amounts due to banks	7,635	6,801	834	—
Total as of December 31, 2021	36,482	30,166	1,244	5,072

30.	Risk management (continued)

Credit risk

Financial assets of the Group, which potentially subject it to credit risk, comprise principally trade receivables, loans issued, cash and debt securities. The Group sells services on a prepayment basis or ensures that its receivables are from large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable Russian and international banks, including CBR, which management considers having minimal risk of default, although credit ratings of Russian and Kazakh banks are generally lower than of banks in more developed markets. Debt securities include corporate and government bonds.

The Group evaluates the concentration of risk with respect to trade and other receivables on a regular basis. The customers are located in several jurisdictions and industries and operate in largely independent markets. The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
	As of December 31,	As of December 31,
	2021	2022
Concentration of credit risks by main counterparties, % from total amount
Top 5 counterparties	64%	31%
Others	36%	69%

The Group is also exposed to substantial risk through loans and financial and performance guarantees issued to small and medium enterprises, where Qiwi Bank serves as the lender or issuer of the guarantees and bears the credit risk. When granting these loans and guarantees, the Group uses automated scoring solvency models and evaluates individually each application as to the probability of fraud and of default. It uses information from external sourсes as well as an internally established methodology in order to approve or reject each application. Qiwi Bank also uses manual verification for determining the credit limit for the approved applicants.

30.	Risk management (continued)

Credit risk (continued)

As part of the credit risk assessment of factoring transactions, the Group evaluates the credit risk of an individual client as well as of the debtor. Management believes that debtor risk assessment is an important source of additional security and credit quality guarantee. Procedures and responsibilities for assessing and managing the credit risks of clients and debtors are clearly stipulated in the Group internal risk policy. To assess the clients’ accounts receivable as a form of collateral, management analyzes each debtor individually and collectively at the portfolio level (risk concentration, turnover ratios and other parameters). The Group also makes allowances for the dual structure of collateral for the assets placed under factoring operations. According to such structure, the debtor whose receivables are assigned to the Group must fulfill its obligations and in case the debtor fails to fulfill its contractual liabilities, the liabilities are transferred to the client under recourse. Compared with traditional lending, therefore, the assets are better collateralized and the credit risk is lower.

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

The calculation of ECLs incorporates forward-looking information. The Group performes historical analysis and identifies the key economic variables impacting credit risk and ECLs for each portfolio. The impact of these economic variables on the ECL is determined by performing statistical regression analysis in order to understand the way how changes in these variables historically impacted default rates. Having performed this analysis, management believes that such forward-looking information does not significantly affect the amount of ECLs recognized in the consolidated financial statements.

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

An analysis of the sensitivity of changes in the fair value of financial instruments at fair value through other comprehensive income due to changes in the interest rates, based on positions existing as of December 31, 2022 and 2021 and a simplified scenario of a 100 bp symmetrical fall or rise in all yield curves, is as follows:

	Other comprehensive income/(loss)
	As of December 31,	As of December 31,
	2021	2022
100 bp rise of interest rate	(252)	(242)
100 bp fall of interest rate	252	242

31.	Financial instruments

The Group’s principal financial instruments comprise loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long- and short-term debt instruments and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the year, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of December 31, 2022 and 2021 is presented by type of the financial instrument in the table below:

		As of December 31, 2021		As of December 31, 2022
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
Financial assets
Debt securities	AC	3,526	3,462	4,155	4,131
Debt securities	FVOCI	9,561	9,561	12,820	12,820
Long-term loans	AC	250	250	822	822
Long-term loans	FVPL	17	17	21	21
Option received from ADAH	FVPL	—	—	470	470

Financial liabilities
Bonds issued	AC	4,734	4,668	3,922	3,887

Financial instruments used by the Group are included in one of the following categories:

-	AC – accounted at amortized cost;
-	FVOCI – accounted at fair value through other comprehensive income;
-	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Long-term loans generally represent RUB-denominated loans to Russian legal entities and have a maturity up to four years. For the purpose of fair value measurement of these loans the Group uses comparable market interest rates which range of between 9 and 38%.

31.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted for or disclosed at fair value:

			Fair value measurement using
			Quoted prices	Significant	Significant
			in active	observable	unobservable
			markets	inputs	inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2022	21	—	—	21
Option received from ADAH	December 31, 2022	470	—	—	470
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2022	12,820	12,820	—	—
Assets for which fair values are disclosed
Debt securities	December 31, 2022	4,131	4,131	—	—
Long-term loans	December 31, 2022	822	—	—	822
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2022	3,887	3,887	—	—
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2021	17	—	—	17
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2021	9,561	9,561	—	—
Assets for which fair values are disclosed
Debt securities	December 31, 2021	3,462	3,462	—	—
Long-term loans	December 31, 2021	250	—	—	250
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2021	4,668	4,668	—	—

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the years ended December 31, 2022 and 2021.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

-	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;
-	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;
-	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

31.	Financial instruments (continued)

Valuation methods and assumptions

The fair values of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer. With regard to the level 3 assessment of fair value of loans issued, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for the fair value of these assets.

Option received from ADAH is evaluated by the Group using the Binominal option pricing model. As at December 31, 2022 the most significant unobservable inputs for the model were volatility (55%) and risk free rate (4.7%). Increase (decrease) in the volatility by 5% would result in an increase (decrease) in fair value by 30. Increase (decrease) in risk free rate by 1% would result in an increase (decrease) in fair value by 8.

32.	Events after the reporting date

The Group is not aware of any events that occurred between January 01, 2023 and the date of issue of these consolidated financial statements that have had or may have an impact on its financial condition, cash flows or results of operations.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By: /s/ Andrey Protopopov
Name:	Andrey Protopopov
Title:	Chief Executive Officer
Date:	March 31, 2023