Form 20-F
period 2023-12-31
QIWI
filed 2024-04-22
CIK 1561566

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

ir@qiwi.global

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

As of December 31, 2023, 10,413,522 Class A ordinary shares, par value EUR 0.0005 per share and 52,299,453 Class B ordinary shares, par value EUR 0.0005 per share were outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 USC. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.    Yes   ☒     No   ☐

If securities are registered pursuant to Section 12 (b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction or an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events and other matters that are “forward-looking” within the meaning of the US Private Securities Litigation Reform Act of 1995. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate”, “should”, “likely”, “foresee”, “believe”, “estimate”, “expect”, “intend”, “continue”, “could”, “may”, “plan”, “project”, “predict”, “will”, and similar expressions. These forward-looking statements include statements relating to:

●	our current and future operations, financial condition and business development;
●	our goals and strategies and its implementation in our countries of operations;
●	projected revenue, profits, earnings and other estimated financial information;
●	the expected growth of QIWI and alternative methods of payment;
●	the impact of the ongoing geopolitical tensions and conflicts on the macroeconomic environment and related sanctions imposed;
●	the impact of the COVID-19 or other pandemic situation and related public health measures on our business, merchants, customers, and employees;
●	our ability to maintain and grow our payment volumes;
●	our ability to maintain and grow the size of our physical and virtual distribution network;
●	our ability to maintain and increase our market share in our key payment segments;
●	our ability to successfully introduce new products and services;
●	our ability to successfully execute our business strategy, enter into sufficient M&A deals and our ability to recoup our investments made in such businesses or other projects that we develop from time to time;
●	our ability to receive the installment payments from the sale of our Russian assets and generate sufficient cash flow;
●	our ability to use the pledge related to the sale of our Russian assets if the installment payments are not received from the sale;
●	our ability to maintain our relationships with our merchants, agents and partners;
●	our ability to continue to develop new and attractive products and services;
●	our ability to continue to develop new technologies and upgrade our existing technologies;
●	competition on the markets of QIWI operations;
●	any litigation we are involved in;
●	developments in, or changes, to the laws, regulation and governmental policies governing our business and industry.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks described in “Item 3.D Risk Factors” in this annual report.

These forward-looking statements speak only as of the date of this annual report. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.Identity of Directors, Senior Management and Advisers.

Not applicable.

ITEM 2.Offer Statistics and Expected Timetable.

Not applicable.

ITEM 3.Key Information.

Exchange Rate Information

We have presented our most recent annual results of operations in US dollars for the convenience of the reader. Unless otherwise noted, all conversions from RUB to US dollars and from US dollars to RUB in this Annual Report were made at a rate of RUB 89,6883 to $1.00, the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2023. No representation is made that the RUB amounts could have been, or could be, converted into US dollars at such rate.

See “Item 3.D Risk Factors – We are subject to fluctuations in currency exchange rates, and if those risks exceed our tolerance models, we could sustain a substantial cost” for a discussion of the foreign currency exchange rate risks and uncertainties our business faces.

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

These are not the only risks that we face, additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, may also become important factors that may harm our business, results of operations or financial condition, cash flows, and competitive position.

Further, on January 19, 2024, we entered into an agreement to sell our Russian operations to the former CEO, Andrey Protopopov. The sale was consummated on January 29, 2024. As a result, for the year ended December 31, 2023, the Company classified its operations in Russia as an “Asset held for sale” and “Discontinued operations”. In connection with the discontinued Russian operations, the following discussion in the “Risk Factors” section of this annual report is focused on the current businesses excluding Russia.

For discussion related to Risk factors applicable to Russian operations refer to “Item 3.D Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the United States Securities and Exchange Commission on March 31, 2023.

For further details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Risk Factors Summary

Set forth below is a summary of the material risks and uncertainties associated with an investment in our ADSs:

Risks Relating to the Current Geopolitical Environment

●	The conflict between Russia and Ukraine, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, and the measures that are being adopted by Russia in response, the resulting negative implications on the global economic environment, could adversely impact our operations and financial condition;
●	Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although Nasdaq Hearings Panel granted the request of the Company to continue its listing on the Nasdaq Global Select Market, subject to successful divesture of Russian assets and compliance with all continued listing requirements pursuant to Listing Rule 5505 after the corporate restructuring, there can be no assurance that we will meet those listing requirements or that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations and risks;
●	If sanctions were to be imposed on QIWI plc, our operating subsidiaries, members of our governing bodies, or our counterparts, our business and operations may be materially adversely affected; and
●	Due to the rapidly evolving and complex sanctions regulations we may fail to follow specific government prescriptions in jurisdictions where we have operations and such failure could result in a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Business and Our Assets

●	The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources and are more able to raise funding, and those competitors may have more pricing power, more ability to decrease pricing for services that would disadvantage us, and have a greater ability to withstand negative events than the Company;
●	Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses;
●	We have become subject to lawsuits in connection with the abrupt decrease in our share price caused by our disclosure of the restrictions introduced by the CBR in December 2020;
●	Our profitability level depends on our ability to sustain our payment services average net revenue yield, and we have substantially fewer operating assets to generate that yield;
●	If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup or cover costs;
●	We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending;
●	If customer or merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected;
●	A decline in the use of cash as a means of payment or a decline in the use of kiosks may result in a reduced demand for our services;
●	We are subject to extensive government regulation;
●	Events outside of our control, including public health crises and political instability, may negatively affect consumer spending and our business;
●	We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures;

●	We have identified a material weakness in our internal controls that may, if not remediated, result in material inaccuracies in our consolidated financial statements and adversely affect our business and results of operations. Our compliance processes, procedures and controls with respect to the rules and regulations that apply to our business may prove insufficient and increase our costs and impact our licenses and ability to do business;
●	Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs;
●	Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation;
●	Customer complaints, actual or perceived failures of our customer service function or negative publicity about our customer service could materially adversely affect the attractiveness of our services;
●	Our agreements with most of our counterparties, including our agents, merchants and other partners, do not include exclusivity clauses and may be terminated unilaterally at any time or at short notice;
●	Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business;
●	Our business is exposed to counterparty and credit risks, and if those risks exceed our tolerance models, we could sustain a substantial cost;
●	We are subject to fluctuations in currency exchange rates, and if those risks exceed our tolerance models, we could sustain a substantial cost;
●	Regulatory authorities in countries in which we operate could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility, which may adversely affect our business, financial condition and results of operations;
●	We may not be able to successfully protect our intellectual property and may be subject to infringement claims;
●	We may use open source software in a manner that could be harmful to our business;
●	We do not have and may be unable to obtain sufficient insurance to protect ourselves from business risks;
●	In a dynamic industry like ours, the ability to attract, recruit, retain and develop qualified personnel is critical to our success and growth;
●	Our operations may be constrained if we cannot attract or service future debt financing;
●	We may experience difficulties with conducting transactions denominated in US dollars, euros and other currencies;
●	Our bond portfolio could decline in value, which may result in financial losses;
●	We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and maintain or increase our profitability; and
●	We may not be able to meet changing expectations from investors, customers, regulators, and other stakeholders regarding environmental, social, and governance (“ESG”) issues, which may negatively affect our reputation and therefore our business and financial results.

Risks Relating to Corporate Governance Matters and Organizational Structure

●	The substantial share ownership position of the Chairman of our board of directors, Sergey Solonin, may limit your ability to influence corporate matters;
●	Our ADS holders have limited rights in relation to the appointment of our directors, including our independent directors;
●	The rights of our shareholders are governed by Cyprus law and our articles of association, and differ in some important respects from the typical rights of shareholders under US state laws;
●	As a foreign private issuer whose ADSs are listed on Nasdaq, we have elected to follow certain home country corporate governance practices instead of certain Nasdaq requirements; and
●	Our ADS holders do not have the same voting rights as the holders of our class A shares and class B shares and may not receive voting materials in time to be able to exercise their right to vote. Our ADS holders’ right to receive certain distributions may be limited in certain respects by the deposit agreement and sanctions-related prohibitions.

Risks Relating to the Markets in Which We Operate

●	Emerging markets are subject to greater risks than more developed markets, including significant legal, economic and political risks;
●	Our risk management and compliance systems may not be sufficient to prevent unintentional violations of anti-corruption, anti-bribery, anti-money laundering, sanctions and other relevant laws and regulations in Kazakhstan, UAE and other jurisdictions in which we operate;
●	Political and governmental instability in some countries of our presence could adversely affect the value of the investments;
●	Economic instability in Kazakhstan could have an adverse effect on our business;
●	Social instability could lead to labor and social unrest, increased support for renewed centralized authority, nationalism or violence;
●	Kazakhstan is exposed to high levels of inflation and relatively high corruption;
●	The immaturity of legal systems, processes and practices in Kazakhstan and other geographic areas in which we may operate may adversely affect our business, financial condition and results of operations;
●	Unlawful, selective or arbitrary government action may have an adverse effect on our business; and
●	Our operations in other countries of emerging markets are growing, and many of the risks we face there are similar to those we face in Kazakhstan.

Risks Relating to Taxation

●	Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations;
●	Introduction of economic substance requirements in UAE may adversely impact our business;
●	Changes in the UAE tax system, the introduction of income tax and transfer pricing rules could adversely affect our business in UAE;
●	Weaknesses and changes in the Kazakhstan tax system could materially and adversely affect our business and the value of investments in Kazakhstan;

●	Introduction of the new rules in Kazakhstan for exercising tax due diligence could have an adverse impact on us;
●	Our companies are subject to tax audits by tax authorities which may result in additional tax liabilities;
●	Kazakhstan transfer pricing legislation may require pricing adjustments and additional tax liabilities with respect to controlled transactions.
●	Cyprus transfer pricing legislation may require pricing adjustments and impose additional tax liabilities with respect to intra group financing transactions and/or all related party transactions;
●	We may encounter difficulties in obtaining lower rates of Kazakhstan withholding income tax envisaged by the Cyprus-Kazakhstan double tax treaty for dividends distributed from Kazakhstan;
●	We may be deemed to be a tax resident outside of Cyprus; and
●	We may be classified as a passive foreign investment company (“PFIC”) for US federal income tax purposes, which could result in adverse US federal income tax consequences to US Holders of our ADSs.

Risks Relating to our ADSs

●	The class B shares underlying the ADSs are not listed and may be illiquid;
●	Our ADSs trade on more than one market and this may result in increased volatility and price variations between such markets;
●	Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline;
●	If the depositary for our ADS facility terminates the deposit agreement, this may materially adversely affect the holders of our ADSs;
●	Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the US and most of our current directors and executive officers reside outside the US;
●	Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares;
●	ADS holders have no legal interest in the underlying class B shares; and
●	ADS holders may be subject to limitations on transfer of their ADSs.

Risks Relating to the Current Geopolitical Environment

The conflict between Russia and Ukraine, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, and the measures that are being adopted by Russia in response, the resulting negative implications on the global economic environment, could adversely impact our operations and financial condition.

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a significant effect on the global economic environment. In response to the Ukraine crisis, Ukraine, the European Union (“EU”), the United Kingdom (“UK”) and the United States (“US”) (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have imposed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and specific sectors of the Russian economy, as well as trade restrictions, including import and export bans, and list-based sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions, and sanctions that prohibit most commercial activities of US, UK and EU persons in Russia, as well as in certain specific territories affected by the conflict. While the scope of the sanctions against Russia has been expanding since 2014, when they were first introduced, 2022 and 2023 saw the imposition of extremely severe measures that have hitherto been unprecedented. Introduction of further economic, trade or other sanctions, and the measures adopted by Russia in response remains highly likely as the conflict in Ukraine develops.

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

Further, in response to the Ukraine conflict, numerous companies from the US, EU, UK and other countries have withdrawn from Russia or suspended, wound down or substantially scaled back their operations with Russian counterparties, or announced plans to do so, for reputational reasons even when it is not required by the applicable sanctions regime. Businesses from the US, EU, UK and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. Since March 2, 2022, a number of major Russian banks have been banned from the SWIFT system by the EU. On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering Russian banks, unable to issue Visa and Mastercard cards, and Russian consumers unable to execute purchases from most foreign merchants. The sanctions imposed on Russia together with its retaliatory response have materially impaired the ability of Russian entities to execute cross-border transactions, as well as the ability of international counterparties to conduct business with Russia.

The Russian special military operation in Ukraine has led to disruptions in economic and business activity in Russia, Europe, Middle East and elsewhere. International geopolitical tensions had serious implications on our business, operations, and strategy for further development. Our intentions to expand overseas and in Russia required different strategies. The Russian nexus has been toxic for international development and has created numerous difficulties, such as (i) the ability to obtain qualified international counsel, build new partnerships, onboard new merchants, hire international personnel, and/or problems to sustain current relationships with merchants and service suppliers, (ii) operational issues, including conducting international payments, (iii) risks of frozen funds or suspended transactions when executing cross-border payments (as of December 31, 2023, payments to our partners in the amount of RUB 0.5 billion were restricted compared to RUB 2.0 billion as of December 31, 2022), (iv) certain restrictions to withdraw funds from accounts, and others. After an exhaustive process of analysis, management and the Board of Directors of QIWI plc concluded to restructure the business and exit the Russian market. See “– Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses” and “Item 5.A. Impact of geopolitical developments and related sanctions”.

In our ordinary course of business, we may provide services to consumers, or otherwise interact with certain entities that are the targets of sanctions. For instance, we also process payments in rubles, which exclude any US, EU, or UK nexuses. Such payments, however, may involve financial institutions in Russia or persons sanctioned by the US, EU, UK and certain other countries. We believe that our interaction with Russian banks and potential interaction with specially designated persons on sanctions lists, as well as other interactions we may potentially have with persons that may be subject to US, EU or UK economic and financial sanctions, do not contravene any law. If, however, any sanctions or restrictions are introduced making it unlawful for us to maintain such interaction, we would be forced to immediately terminate our business relationship with these entities or persons, which could have a material adverse effect on our business and results of operations and we may also be subject to sanctions ourselves in the US and other jurisdictions under US law.

Some of our agents, merchants or other clients may be affected by the conflict or sanctions. There is a risk that any entities with which we engage in business, or individuals or entities associated with them, are, or at any time in the future may become, subject to sanctions. Discussions are constantly ongoing with respect to introduction of further sanctions and secondary sanctions. If we are deemed to be in violation of any sanctions currently in place or if any new or expanded sanctions are imposed by the US, EU, UK or other countries, our business and results of operations may be materially adversely affected.

However, as the Ukraine conflict and the current geopolitical crisis is rapidly evolving, and further sanctions may be imposed against Russia, as well as the risk of any secondary sanctions on other parties, it is difficult to accurately predict how it will unravel and what response or retaliatory measures the Russian government may introduce in the future, including the impact it may have on markets of our operations, our suppliers and merchants in jurisdictions of our operations. There can be no guarantee that the measures taken by the regulators in countries of our presence will not seriously interrupt our operations or those of our merchants and consumers, which could in turn have a material adverse effect on our business, financial condition and results of operations.

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

Furthermore, even prior to February 2022, there have been initiatives by US governmental entities and US institutional investors, such as pension funds, to adopt or consider adopting laws, regulations, or policies prohibiting transactions with or investment in, or requiring divestment from, entities doing business with certain countries. Such plans were implemented in the course of 2022 and 2023 given the prevailing anti-Russian sentiment in the international business community, including the investing community. It has been widely reported that Western investors are actively avoiding any investments with Russian connections and withdrawing from businesses related to Russia. These factors have already had and will continue to have a material adverse effect on the price of our ADSs despite the actual disposal of Russian assets and exit from the Russian market. While we are not subjected to US, UK and EU economic sanctions, our participation with Russian banks may adversely impact our reputation among investors and/or our counterparties, who may not be willing to own our ADSs and/or doing business with us regardless of any underlying health of our business purely by the reason of our association with Russia. There is also a risk that other entities with which we engage in business, or individuals or entities associated with them, are, or at any time in the future may become, subject to sanctions.

The current geopolitical situation worldwide is characterized by its complexity, posing significant risks of uncertainty for the future. The crisis in Ukraine was the initial trigger, and now there are multiple localized conflicts occurring across the globe, making it unclear how geopolitics will evolve and how it will impact the global economy. This uncertainty surrounding the future development of geopolitics and its potential effects on the economy could have an impact on our business and operations. The interconnectedness of economies and markets means that even localized conflicts can have ripple effects that reverberate across various industries and sectors.

The potential consequences of geopolitical uncertainty include increased market volatility, disruption of supply chains, changes in trade policies, and fluctuations in currency exchange rates. These factors can directly affect our business operations, profitability, and financial stability.

Moreover, geopolitical tensions can create an unstable investment climate, leading to decreased investor confidence and potential capital outflows from emerging markets. This could restrict our access to financing, hinder expansion plans, and limit growth opportunities.

In addition to the complexity of the current geopolitical situation, there is an additional risk factor of unprecedented sanctions being imposed against Russia. The introduction of these sanctions has created a heightened sense of uncertainty not only for Russia, but also for other countries that may potentially face similar measures in the future. The impact of these sanctions can be far-reaching and unpredictable, affecting not only the targeted country but also global trade and financial systems. Furthermore, the introduction of sanctions can result in retaliatory measures from affected countries, leading to a further escalation of geopolitical tensions and potential trade issues. Such developments can negatively affect the global economy and create even greater uncertainty for businesses operating in these regions.

The complex geopolitical situation, including the imposition of unprecedented sanctions against Russia and the potential for similar actions against other countries, may significantly affect our business and operations.

Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although Nasdaq Hearings Panel granted the request of the Company to continue its listing on the Nasdaq Global Select Market, subject to successful divesture of Russian assets and compliance with all continued listing requirements pursuant to Listing Rule 5505 after the corporate restructuring, there can be no assurance that we will meet those listing requirements or that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations and risks.

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

Also, on February 28, 2022, Nasdaq halted trading in our ADSs along with securities of certain other Russian companies. On March 15, 2023, we received a notice from the Listing Qualifications Staff of Nasdaq (“Staff”) indicating that the Staff has determined to delist our ADSs, each representing one Class B ordinary share of the Company, from the Nasdaq Global Select Market. In the notice the Staff referred to Nasdaq Listing Rule 5101 that empowers Nasdaq to determine delisting of Company’s securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq.

We believe we are in compliance with all applicable disclosure requirements, adhere to high standards of corporate governance and meet all qualitative and quantitative listing criteria of Nasdaq. On March 21, 2023, we requested an oral hearing to appeal the Staff’s determination to delist our ADSs, which was held on April 27, 2023. On June 6, 2023, the Nasdaq Hearings Panel (“Panel”) granted the request of the Company to continue its listing on Nasdaq, subject to successful implementation of the restructuring plan resulting in divesture of Russian assets and demonstration that trading in the Company’s securities is permissible by U.S. persons under applicable OFAC rules by September 11, 2023. On September 12, 2023, we announced that the Panel granted the extension of the period for completion of the restructuring process until November 11, 2023 due to the requirement to obtain regulatory approval on the restructuring in Russia. November 3, 2023, we announced that the Panel granted another extension of the period for completion of the restructuring process until January 31, 2024 in order to obtain the approvals. On January 15, 2024, we obtained the required regulatory approvals and on January 19, 2024, we disclosed and announced the divesture of Russian assets, thus completion of the restructuring process. Following the announcement, we duly informed the Panel and the Staff on the completion of the restructuring process and the sale of Russian operations. In response the Panel requested the Company to obtain an opinion from OFAC in order to allow the Company’s trading suspension to be lifted.

The Company believes that following the sale of Russian operations it is in compliance with OFAC laws and regulations and may be eligible to be determined to be in compliance with and Nasdaq listing requirements. We intend to apply to OFAC for its confirmatory opinion. We understand the response from OFAC may take a considerable amount of time, although there is no indication on how long the process will take. According to our understanding, until the opinion is obtained the trading halt of QIWI securities on Nasdaq will remain and at this time we believe that the delisting determination will not be put into effect. If our position is different from OFAC or we will not be able to obtain their opinion, it could lead to a delisting of our ADSs from Nasdaq and consequently from Moscow stock exchange, and potential termination of our ADS program, which will have adverse consequences for holders of our ADSs.

We aim to protect our shareholders’ rights and interests, but there can be no guarantee that Nasdaq will not proceed with the delisting action and no assurance when or if the trading halt will be lifted and the trading in our ADSs will be resumed. For as long as trading halt is in place, our ADSs remain effectively illiquid. If the trading halt ultimately results in the delisting, there will no longer be a liquid market for our ADSs on Nasdaq and only over the counter (OTC) transactions will be available for our ADSs.

There can also be no assurance that trading of ADSs of companies such as ourselves will not be otherwise affected by sanctions restrictions even if the halt is lifted, and that brokers, dealers and other financial intermediaries from the US, UK, EU or any other country will be allowed to execute transactions with our ADSs due to potential legal restrictions or limitations set out in their internal policies, which will materially adversely affect the value and trading of the ADSs.

Trading in our ADSs on the Moscow Exchange is not affected by the Nasdaq delisting determination. Trading in our ADSs on the Moscow Exchange was suspended on February 28, 2022 and resumed on March 29, 2022. Under recently adopted legislation, however, there are certain restrictions for non-Russian investors to purchase and sell shares on the Moscow Exchange. Moreover, because the international settlement systems have currently suspended interactions with their Russian counterparts, and because the Russian National Settlement Depositary (“NSD”) is subject to an EU asset freeze since June 2022, it is currently not possible for trades to settle between investors that acquired our ADSs on Nasdaq and investors on the Moscow Exchange. As a result, the volume of our ADSs available for trading on the Moscow Exchange is limited. The trading value of our ADSs on the Moscow Exchange may therefore be different from the value at which they would trade if all of our ADSs were available for trading. Furthermore, as a consequence of the EU asset freeze against the NSD, the NSD has been prevented from making distributions of dividends to holders of our ADSs traded on the Moscow Exchange. In addition, as a result of such designation, such holders of our ADSs were not able to execute their voting rights and convert their ADSs into our Ordinary Class B shares. As a result, in 2022 and 2023, in light of our limited ability to distribute dividends with an equal treatment of all holders of our ADSs, our Board of Directors took a decision to continue reviewing any potential distribution of dividends until changes of the sanction regime in respect of the Russian National Settlement Depositary or other developments that may enable the company to address described issues. We can provide no assurance as to when or whether non-Russian investors will be permitted to effect trades on the Moscow exchange or when or whether the settlement systems will permit trading in all of our ADSs.

Furthermore, QIWI post-restructuring has practically no Russia based assets. Although there are no requirements for foreign private issuers to have a portion of their business or assets in Russia, this fact may be interpreted negatively by Russian regulators or the Exchange, resulting in QIWI securities being delisted from the Moscow Stock Exchange.

We are analyzing various options to restore liquidity for our shareholders. However, there is no assurance we will be able to find a solution or that any such solution will not have any adverse consequences for holders of our ADSs or underlying shares.

If sanctions were to be imposed on QIWI plc, our operating subsidiaries, members of our governing bodies, or our counterparts, our business and operations may be materially adversely affected.

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

There can similarly be no assurance that broader sanctions affecting our company will not be imposed, or that Russia will not adopt measures in response to sanctions that would have a negative effect on us. Any measures targeting our management or our significant counterparts, including service providers, customers, merchants and others, would materially adversely affect our business and operations. The potential further repercussions surrounding the geopolitical situation are unknown and no assurance can be given regarding the future. Additionally, relations between other countries of our presence may become strained over a variety of other issues, which could result in further sanctions against specific individuals, entities or economy sectors. Any or all of the above factors could have a material adverse effect on our business, financial condition, results of operations and prospects, and adversely affect our shareholders.

Due to the rapidly evolving and complex sanctions regulations we may fail to follow specific government prescriptions in jurisdictions where we have operations and such failure could result in a material adverse effect on our business, financial condition and results of operations.

In 2022 and 2023 we saw the imposition of extremely severe and unprecedented measures. As the Ukraine conflict and the current geopolitical crisis is rapidly evolving, and further sanctions may be imposed, it is difficult to accurately predict how it will unfold and what response or retaliatory measures the Russian government may introduce in the future.

We closely monitor sanctions and countersanctions regulations and believe that our operations do not contravene any of these current regulations but there is no guarantee that we will be able to meet all the sanctions and countersanctions regulations in the future due to the rapidly changing requirements, increased complexity and frequency of new sanctions and countersanctions imposed. In case of introduction of new laws or temporary decrees no assurance can be made that such legislation will not be ambiguous or contradictory. However, if we fail to comply with certain mandatory procedures or determine the proper approach of the authorities, we may face fines, penalties, sanctions, experience a loss of revenues or have to discontinue providing certain services or doing business altogether. This may lead to a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Relating to Our Business and Industry

The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources and are more able to raise funding, and those competitors may have more pricing power, more ability to decrease pricing for services that would disadvantage us, and have a greater ability to withstand negative events than the Company.

The financial services industry in which we operate with our payment services and other financial services that we provide, is highly competitive, and our ability to compete effectively is therefore of paramount importance. In all countries where we operate, we face competition from a variety of financial and non-financial business groups. These competitors include retail banks, non-traditional payment service providers, electronic payment system operators, as well as other companies which provide various forms of banking and payment solutions or services, including electronic payments, payment processing services, lending and other services. Competitors in our industry seek to differentiate themselves by features and functionalities such as speed, convenience, network size, accessibility, safety, reliability and price, among others. A significant number of our competitors have greater financial, technological and marketing resources than we have, operate robust networks and are highly regarded by consumers. Our key competitors are retail banks, particularly those with a focus on well-developed electronic payment solutions, payment service providers, non-traditional payment service providers, such as major tech businesses branching out into fintech, new fintech businesses and electronic payment system operators. See “Item 4.B Business overview – Competition”. Some of our competitors have longer operating history, larger customer base, more experience and more resources. This gives them a competitive advantage, including established customer relationships. They may invest more resources in the development, promotion, and sale of products and services in our operating areas, and they may offer lower prices or effectively introduce and market innovative products and services that could negatively impact our growth. Additionally, our competitors may merge or acquire other companies and increase their market position even further.

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

Globally, there is a steady influx of new fintech businesses looking to challenge and disrupt the payments and financial services industry. These include so-called “challenger banks” such as Starling, Monzo, N26, Revolut, Atom and Tandem, who develop various digital banking and financial services and compete with various aspects of our services offering. Since the development in the fintech space is rapid, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup or cover costs”.

Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses.

Since the beginning of the Ukrainian conflict, QIWI and its shareholders have faced extraordinary challenges to the operations of the business and numerous stock market infrastructure issues. As we were revisiting our strategy to navigate the rapidly changing business environment it became clear that under the current circumstances, our strategic intentions to expand both worldwide and within the Russia were not compatible. At the same time, from the investors’ perspective, the market value of our ADSs has been severely impacted by geopolitical events and regulatory restrictions. We believe that these issues will remain for the foreseeable future. After an exhaustive process of analysis, management and the Board of Directors of QIWI plc concluded that the best option to preserve liquidity and shareholder value would be to restructure its business and exit the Russian market.

As part of our strategic decision, January 19, 2024, we entered into an agreement to sell our Russian assets (the “Transaction”) consolidated under JSC QIWI, which accounted for 83.8% of our total assets as of December 31, 2023 and were related to 89.9% of our Revenue (combined for continuing and discontinued operations) for full year 2023, to Fusion Factor Fintech Limited (the “Buyer”), a Hong Kong company wholly-owned by Mr. Andrey Protopopov, previously Director and the CEO of QIWI plc, i.e. the related party of QIWI plc. See “Item 7.B Related Party Transactions” and “Item 5. Impact of geopolitical developments and related sanctions”.

The Board of Directors of QIWI believes that the terms of the Transaction correspond to recent market practices in Russia. The Transaction received the required approvals by the relevant regulatory authorities in Russia and was unanimously approved by the Board of Directors of QIWI. Despite obtaining the necessary regulatory approvals, there is a risk that the Russian authorities may challenge the Transaction due to the constantly changing sanctions and counter-sanction regulations and the lack of enforcement practice.

Upon closing of the Transaction, Mr. Protopopov resigned his offices as a Director and the Chief Executive Officer of QIWI as well as other executive positions in the companies within the QIWI Group. The former CFO of QIWI, Alexey Maschenkov, was appointed as the successor CEO, and Elena Nikonova, his former deputy CFO, was appointed as the new CFO of the Company. See “Item 6. Directors, Senior Management and Employees”.

We believe the sale of the Russian business is expected to pave the path towards fair valuation for QIWI plc and should allow the Company to focus on further growth of its international business both by developing its existing operations and through M&A activities. Following the completion of the sale, we believe we will comply with Nasdaq and OFAC requirements.

However, there can be no assurance that we will be able to replicate our prior results since we will be entering into new businesses and markets. As Russian assets formed a significant portion of our overall business, there is a possibility that our financial performance may be materially adversely impacted during the transition period.

Additionally, venturing into new businesses poses its own set of challenges. The success we experienced in the past was built on a deep understanding of the local market, its dynamics, and customer preferences. Entering new markets requires us to invest in research, development, and marketing efforts, with no guarantee of immediate success. As a result, there is a heightened risk of initial setbacks or lower-than-expected performance while we strive to establish ourselves in these new areas. See “– We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures”.

Despite the sale of our Russian assets, our company may still be perceived by certain partners and stakeholders as having Russian origins. In some instances, taking into consideration that some of our top officers, managers or directors are of Russian nationality and being viewed as a company with Russian heritage could lead to challenges in operating our business, establishing partnerships or gaining the trust of certain international stakeholders. While this perception may not have compliance or legal implications, it could potentially impact our international development efforts and sanctions risks.

We understand the significance of these potential challenges and have implemented a comprehensive risk management framework to mitigate their impact. This framework includes ongoing monitoring, rigorous evaluation of new business opportunities, allocation of appropriate resources, and a strong focus on maintaining transparency and accountability. However, while we believe in our ability to adapt and thrive in the evolving market landscape, we cannot provide any guarantees that we will be able to replicate our prior results.

Further, as the Transaction includes certain deferred payments, the Board of Directors required and negotiated the pledge of shares of the Buyer. This pledge is aimed to secure QIWI plc shareholders’ interests and secures all future payments. The pledge is governed in accordance with the laws of Hong Kong. The Purchase Agreement between QIWI plc and the Buyer provides that neither party shall have the right to terminate (i.e., unilaterally refuse to perform in whole or in part) the Transaction.

Under the Pledge Agreement constituting the part of the Transaction, a payment default of the Buyer triggers the right (but not the obligation) of QIWI plc, at its sole discretion, to sell or dispose of the shares of the Buyer and of JSC QIWI at such time and in such manner (whether by public auction, private sale or otherwise) as QIWI plc may consider fit and for such consideration which may be equal to the fair market value as assessed by the independent appraiser or determined through a public auction, or correspond to the Transaction price. QIWI plc also has the right to apply any cash collected or received under or pursuant to this pledge in or towards satisfaction of the secured obligations. In case of a payment default, QIWI plc will initiate a search for a third party to purchase the receivable together with the right of claim to the pledge and/or pursue other rights and remedies available to the Company under the Purchase Agreement and the Pledge Agreement. In case the payment is not received, the procedure of selling the collateral assets may still involve various scenarios with varying degrees of complexity and uncertainty, which may lead to a prolonged and potentially arduous process of resolving the situation. This could involve negotiations, legal proceedings, or alternative arrangements, all of which may contribute to an extended period of uncertainty in respect of the valuation and recoverability of the receivable related to the Transaction, and potential influence on our operations. The timeframe for resolving these uncertainties cannot be precisely determined, and the final outcome may not align with our shareholders’ expectations.

In order to comply with the requirements of the Nasdaq Hearings Panel and applicable OFAC rules, the parties to the Transaction have waived the right to terminate the Transaction. Nevertheless, Russian court practice allows the seller to file a lawsuit to terminate the agreement and to return the assets transferred to the Buyer in the event of a material breach of the terms of a sale and purchase agreement by the Buyer, including default in payment of the transaction price.

On April 2, 2024, the Company received a notice of a lawsuit against QIWI plc, Fusion Factor Fintech Limited and JSC QIWI aiming to cancel the Transaction related to the sale of Russian assets. The claim was filed by the temporary administration of QIWI Bank which is undergoing the liquidation procedure. We believe there are no reasonable grounds for cancelation of the Transaction. However, as claims relating to the title to shares of the Russian entity are subject to Russian state arbitration courts there is no assurance the claim will be eventually dismissed.

Considering the following factors:

1)	Cyprus was recognized by the Russian Federation as an “unfriendly” state;
2)	The outcome of the potential litigation is hard to predict;
3)	The reversal of the Transaction will not lead to the point before the Transaction took place given the QIWI Bank’s license has been revoked and the entity is in the process of liquidation, as described further; and
4)	QIWI currently intends to work towards restoring trading on the Nasdaq stock exchange,

the above mentioned right to appeal to the court is considered by the Company as declarative. The Company currently does not intend to appeal. In addition, any public information regarding any dispute, controversy, difference or claim arising out of or relating to the Transaction increases the risk of Russian governmental attention to the Transaction. This may lead to unpredictable consequences in the current geopolitical landscape, ranging from the imposition of restrictions or freezing of Russian assets to the introduction of temporary asset management by the Russian government.The Transaction price is to be paid in rubles on a deferred basis, which creates currency risks and adverse impact on the financial results should the ruble currency continue weakening against currencies of other countries.

On February 21, 2024, the CBR declared that it revoked the banking license from QIWI Bank for cases of non-compliance with certain Russian laws and CBR regulations. As of the day of this report, the entity is in the process of liquidation. The revocation of the banking license prohibits certain QIWI Bank officers and ex-officers, some of whom are still employed by the Group, to hold certain senior positions in Russian banks.

Although after the sales of Russian assets QIWI Bank is no longer an asset of QIWI plc, we highlight certain associated risks:

●	QIWI Bank also served as a significant vendor and partner for various cross-border transactions, including certain products and services of the Group’s international businesses. Management intends to replace QIWI Bank with new partners. Subsequent to revocation of license, the Group experienced a significant decline in its continuing operations and such decline may remain unless the Group is successful in securing new business partnerships critical for development of its operations and rebuilding its revenue streams.
●	Following the revocation of the banking licence of QIWI Bank the Group’s cash accounts held in QIWI Bank were restricted in the amount of RUB 2.3 billion. We are working to return these funds back to the Group.
●	The revocation of QIWI Bank’s banking license has a significant adverse effect on the valuation of JSC QIWI. However, the Purchase Agreement between QIWI plc and the Buyer provides that no subsequent changes in the valuation of the assets sold would affect the Transaction price. The Purchase Agreement further provides that neither party shall have the right to terminate (i.e., unilaterally refuse to perform in whole or in part) the Transaction.
●	There can be no assurance whether the Buyer will be able to perform its obligations under the Purchase Agreement in accordance with the stipulated timeline.
●	As mentioned above, in case of a payment default, we currently intend to initiate a search for a third party to purchase the receivable together with the right of claim to the pledge and/or pursue other rights and remedies available to the Company under the Purchase Agreement and the Pledge Agreement. However, there is a risk that the new investor will be seeking for a Transaction price materially lower the in the initial Purchase Agreement with the Buyer, which would result in recognition of a material loss in the Company’s financial results.

In addition, the Transaction (“Management Buyout”) with a related party introduces the risk of perceived or actual conflicts of interest or potential improprieties. The Transaction price included the discount for the foreign ownership in Russia, the heightened level of uncertainty in the wake of CBR restrictions implemented on certain QIWI Bank operations and was approved and consummated as geopolitical and market issues continued to deteriorate. While, we believe, we have taken all necessary precautions to ensure a fair and transparent transaction, the existence of such conflicts may affect investor confidence and trust in our decision-making process.

The conflict between Russia and Ukraine and the developments since February 2022 with respect to sanctions laws and regulations have resulted in unprecedented challenges for QIWI. While the we anticipate that a number of these challenges will be overcome with the sale of our Russian Operations, there is no guarantee that it will do so and the Company may face continued challenges following the Transaction, including as a result of the Transaction. Prior to its classification as a discontinued operation, our Russian operations represented 83.8% of our total assets as of December 31, 2023 and were related to 89.9% of our Revenue (combined for continuing and discontinued operations) for full year 2023. If we are able to obtain credit ratings again, it is not expected to be an investment grade rating, and furthermore the credit rating may not be as favorable as our historical credit ratings, which benefited in the past from our Russian operations, which were the highest rated part of our business. Furthermore, in the event we are able to access the capital markets again, we will be doing so as a smaller company, which we expect will carry a different credit and risk profile compared to the Company with Russian operations, and this may not be as attractive to investors or lenders. As a result, our costs of borrowing will likely be higher in the future and there is no guarantee we will be able to access the capital markets in the short term after the Transaction. In addition, the Transaction may also cause disruptions in and create uncertainty surrounding our business, including with respect to our relationships with existing and future creditors, customers, suppliers and employees, which could have an adverse effect on our business, cash flows, financial condition or results of operations. Our business relationships may also be subject to disruption as customers, suppliers and other persons with whom we have a business relationship may (i) delay or defer certain business decisions, (ii) seek to terminate, change or renegotiate their business relationships with us, or (iii) consider entering into business relationships with parties other than us.

We have incurred, and expect to continue to incur, significant costs in connection with the sale of our Russian operations, including the fees of our professional advisors, purchase of necessary IT equipment and separation costs in anticipation of the dis-integration of operations. We may also incur unanticipated costs associated with the Transaction, and these unanticipated costs may have an adverse impact on our results of operations following the effectiveness of the Transaction. In addition, we expect to continue to incur additional separation costs. While we anticipate that the realization of the expected benefits related to the sale of our Russian operations (including reducing our exposure to the current challenging geopolitical circumstances in connection with having operations in Russia) will offset the incremental transaction and separation costs, the transaction and separation costs may be material. Furthermore, there is no guarantee that the sale of our Russian operations will restore our access to the capital markets and we may continue to face challenges or high costs in connection with accessing the capital markets to manage our liquidity needs, if needed, post Transaction.

We have become subject to lawsuits in connection with the abrupt decrease in our share price caused by our disclosure of the restrictions introduced by the CBR in December 2020.

Following our disclosure of the restrictions imposed by the CBR on us in December 2020, we and certain of our current and former executive officers have been named as defendants in two lawsuits in the United States District Court for the Eastern District of New York that were filed in December 2020 and January 2021 and have been coordinated before the same judge. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed when the CBR audit results and restrictions were disclosed in December 2020, which the plaintiffs perceive as a violation of Sections 10(b) and 20(a) of the 1934 Securities Exchange Act and seek damages and other relief based upon such allegations.

We believe that these lawsuits are without merit and intend to defend against them vigorously, and we expect to incur certain costs associated with defending against these actions. However, there can be no assurance that a court will agree with our assessment of the lawsuits.

On November 3, 2023, U.S. District Court granted in full a motion to dismiss filed by QIWI. The Court held that Plaintiff had failed to state a claim for violations of Sections 10(b) or 20(a) of the Securities Exchange Act of 1934. On December 4, 2023, plaintiff filed motion for leave, along with a copy of its proposed Second Amended Complaint (“SAC”). We intend to file a motion to dismiss the proposed SAC. On December 14, 2023, the Court so-ordered the parties’ stipulation and approved the parties’ proposed briefing schedule.

At this stage of the litigations, the ultimate outcomes are uncertain and we cannot reasonably predict the timing or outcomes, or estimate the amount of loss, if any, or their effect, if any, on our financial statements. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed on appeal, or we may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial monetary damages and accordingly our business could be seriously harmed. Regardless of the final outcome, defending these claims is costly and can impose a significant burden on management and employees, and we may receive unfavorable preliminary, interim, or final rulings in the course of litigation, which could seriously harm our business.

Our profitability level depends on our ability to sustain our payment services average net revenue yield, and we have substantially fewer operating assets to generate that yield.

One of the key measures we use to assess the performance of our payment services business is payment average net revenue yield, which we calculate by dividing payment net revenue by the total payment volume of the transactions we process. Our payment average net revenue yield may be affected by a number of factors, including changes in regulation, increased competition, pressure from merchants and/or agents and acquisitions. In the past we have experienced declines in our payment average net revenue yield for certain merchant categories. Our payment average net revenue yield may decline if we introduce new products that are important for expanding our ecosystem and growing our business, but are generally lower-yielding and thus dilute our net revenue yield. Another example is the increase of operations in e-commerce leading to a growing volume of acquiring operations characterized with low margins. In order to maintain our competitiveness, we must continue to ensure that our payment processing system provides a more convenient and attractive option for merchants, customers and partners than alternative systems that may not require payment of a processing fee. Retail banks and various payment service providers are constantly developing low to zero-commission payment channels for their consumers. To attract consumers, we also offer certain services on a commission-free basis, such as most peer-to-peer transfers within digital wallets, certain payments in e-commerce and money remittance. Despite our efforts, consumers may still choose to use other payment service providers, even if those providers do not offer the convenience that we do, because they charge lower fees. In addition, because merchants, partners and agents are able to switch between different payment service providers, we may face additional pressure to reduce the fees we charge due to increased competition from other payment service providers. In addition to market competition, our commissions may also come under pressure if any future laws and regulations are adopted that impose limits on various types of fees that we charge. Proposals to such effect are often mentioned by various government agencies.

Our payment average net revenue yield is also impacted by the cost to us of consumers reloading their digital wallet accounts. We make available to our consumers a large variety of methods to reload digital wallet accounts, including, among others, bank cards and accounts, mobile phone balances, kiosks and ATMs. Customers can also receive different payouts or money transfers to their wallets. The top up methods have different cost implications for us and such cost implications can change for different channels overtime. For example, on payments made through the kiosks owned by our agents, we historically have paid lower fees for reloading the wallet than on most payments made from bank cards, as well as certain other channels. However, recently kiosks became a relatively more expensive top up channel for us. Should the relative weight of these reload channels in our total mix decline, this could put a negative pressure on our yields. We currently do not attempt to direct consumer preferences towards any particular reload methods. If reload methods that come at a higher cost to us were to constitute a larger proportion of our overall reload channels mix, our margins could be adversely affected, which could have a material adverse effect on our business, financial condition and results of operations.

If payment average net revenue yield or payment services segment net revenue declines as a result of any of these or other factors, we will have to offset the financial impact of such decline by increasing our payment volume, through the development and enhancement of existing and new services and products. We cannot provide assurance that we can decrease costs proportionally to the decrease in assets we have due to the Transaction and any decrease in revenue. We cannot assure you that we will be able to increase our payment volumes or that any new services we introduce or new products we develop will be profitable. If we are unable to offset the decline in our payment average net revenue yield resulting from this and other factors, our business, financial condition and results of operations could be materially adversely affected.

If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup or cover costs.

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

We may be unable to recover the costs we have incurred in developing, rolling out, implementing and marketing new products and services. This risk is particularly acute given that the Company must rapidly build its business following the Transaction. Our development efforts could result in increased costs and we could also experience a loss in business that could reduce our earnings or could cause a loss of revenue if we are unable to establish strong relationships with partners (including, but not limited, with banks), if promised new services are not timely delivered to our clients, are not able to compete effectively with those of our competitors or do not perform as anticipated. As we enter markets that are new for us with our new products and services offerings, we face additional operational, regulatory and other risks that we may not be able to adequately address due to our lack of experience in such markets and the associated risks.

Additionally, in order to build our business and remain competitive in an innovative industry such as ours, we have to make investments in start-up companies or undertake different research and development initiatives. If our investments in start-up companies or research and development initiatives do not yield the expected results, this will result in the loss of our investment both in terms of money and management time, which could adversely affect our profitability.

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

The financial services industry depends heavily on the overall level of consumer spending, which affects each of our operating segments. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. Economic factors such as employment levels, migration level, business conditions, energy and fuel costs, interest rates, inflation rate and the strength of the local currency against foreign currencies (in particular the US dollar and euro) could reduce consumer spending or change consumer purchasing habits. A reduction in the amount of consumer spending could result in a decrease in our revenue and profits. If our merchants or partners make fewer sales of their products and services using our services or consumers spend less money per transaction, the volume of payments our Payment services segment processes will decline, resulting in lower revenue. The weakening in the economy could have a negative impact on our merchants, as well as consumers who purchase products and services using our payment processing systems, which could, in turn, negatively impact our business, financial condition and results of operations, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our payment processing volume. In addition, these factors could force some of our merchants and/or agents to liquidate their operations or go bankrupt, or could cause our agents to reduce the number of their locations or hours of operation, resulting in reduced convenience of our service. We also have a certain amount of fixed costs, including salaries and rent, which could limit our ability to adjust costs and respond quickly to changes affecting the economy and our business.

A prolonged economic slowdown or recession in the economies of our operations could have a significant negative effect on consumer spending and, accordingly, on our business. Further adverse changes in economic conditions could adversely impact our future revenues and profits and cause a material adverse effect on our business, financial condition and results of operations.

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

Our business is built on customers’ and merchants’ confidence in our brands, as well as our ability to provide fast, reliable payment services, including electronic payment and payment processing services, and other financial services. The strength of our brands and reputation are of paramount importance to us. A number of factors could adversely affect customer confidence in our brands, many of which are beyond our control, and could have an adverse impact on our results of operations. These factors include:

☐	illegal or improper use of our systems and compliance related concerns;
☐	regulatory action or investigations against us;
☐	any significant interruption to our systems and operations; and
☐	any breach of our security system or any compromises of consumer data.

In addition, we are to some extent dependent on our agents, merchants and partners to which we license our products to maintain the reputation of our brands. Despite the measures that we put in place to ensure their compliance with our performance standards, our lack of control over their operations may result in the low quality of service of a particular counterparty being attributed to our brands, negatively affecting our overall reputation. For example, our agents are able to charge consumers fees for the use of the kiosks operated by them, in addition to the fees charged by us, and we mostly do not cap or otherwise control the level of such fees levied by our agents on consumers. We can provide no assurance that our agents will not raise these fees to a level that will adversely affect the popularity of our products among consumers. We also might determine to cap this type of fee to protect the strength of our brand and thereby lose some of our agents and points of physical presence. Furthermore, negative publicity surrounding any assertion that our clients, agents, merchants and/or partners are implicated in fraudulent transactions, irrespective of the accuracy of such publicity or its connection with our current operations or business, could harm our reputation. Any event that hurts any of our brands and reputation as a reliable financial services provider could have a material adverse effect on our business, financial condition and results of operations.

A decline in the use of cash as a means of payment or a decline in the use of kiosks may result in a reduced demand for our services.

A substantial part of the Kazakhstan population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. Our business developed as a network of kiosks allowing consumers to use physical currency for online payments, and our core competitive edge at the time was our ability to offer consumers that primarily used cash as means of payment access to online payments through our kiosks simultaneously offering merchants access to a large pool of customers that use cash. While we have largely outgrown that model, our kiosks network remains a significant part of our infrastructure as a reload and client acquisition channel for the digital wallets. We believe therefore that the usage of our digital wallet and hence our volumes, revenues and the profitability of our payment services segment continues to depend to some extent on the use of cash as a means of payment and the reach of our kiosks network. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks network, and the number of our agents, are decreasing as the market evolves towards a higher share of digital payments. In 2020-2023, our physical distribution network and the number of our agents also were, and to a certain extent may continue to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures, and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population and digitalization of the payments. Unless we can successfully differentiate ourselves from competition in the payments and financial services market through other features and functionalities beyond providing a pathway to online payments for consumers who continue to rely on cash through our kiosks network, and the access to this consumer segment for merchants and partners, the shift from cash payments to credit and debit card payments and electronic banking could reduce our market share and payment volumes and may have a material adverse effect on our business, financial condition and results of operations.

Other factors could also contribute to a decline in the use of kiosks, including regulatory changes, increases in consumer fees imposed by the agents (see “– If customer or merchant confidence in our business deteriorates, our business, financial condition and results of operations could be adversely affected”), and development of alternative payment channels.

The overall number of and the use of kiosks has been continuously declining since 2019. Such decline has adversely affected the availability and convenience of our services to consumers, including the convenience of use of our digital wallet, for which historically kiosks have been the most popular reload channel. There can be no assurance that this negative impact will not continue going forward. This could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive government regulation.

Our business is impacted by laws and regulations in the countries of our presence that affect our industry, and the number of these laws and regulations has increased significantly in recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, and privacy and data protection laws and therefore might experience periodic investigations by various regulatory authorities in connection with the same, such as current inspection of QIWI Kazakhstan by National Bank of Kazakhstan (“NBK”). These inspections may sometimes result in monetary or other sanctions being imposed on us. Further, these laws and regulations vary significantly from country to country. Many of these laws and regulations are constantly evolving and are often unclear and inconsistent with other applicable laws and regulations, including across various jurisdictions, making compliance challenging and increasing our related operating costs and legal risks. If local authorities choose to enforce specific interpretations of the applicable legislation that differ from ours, we may be found to be in violation and subject to penalties or other liabilities. This could also limit our ability to provide some of our services going forward and may increase our cost of doing business.

Changes in our industry are rapid, and new products and services that we develop or the use cases in connection with which our products and services may be used may become subject to government regulation undoing the benefits we expect to derive from such new products, services or use cases. In some jurisdictions where we operate, there is currently little or virtually no legislation addressing electronic payments, and no assurance can be made that if such legislation is adopted it will be beneficial to our business. Court interpretations and applicability of legislation and regulations in certain jurisdictions in relation to our business can be ambiguous or contradictory, and it is possible that authorities in such jurisdictions may determine that we are required to possess additional licenses, permits or registrations to provide our services. Such licensing or compliance processes may be time consuming and expensive and we may not be successful in acquiring any newly required licenses. If we fail to obtain and maintain required licenses, permits or registrations or comply with certain mandatory procedures in any jurisdiction where we operate, we may face fines, penalties, sanctions, experience a loss of revenues or have to discontinue providing certain services or doing business altogether. With respect to countries that do have an established regulatory framework for the types of services that we provide, no assurance can be given that the relevant legislation will not be amended to the detriment of our business, including due to the lobbying efforts undertaken by or on behalf of our competitors. For instance, any restrictions including complete prohibition, ban of specific reload methods or various quantitative caps on the use or reloads of anonymous e-wallets could have a significant negative impact on our business. Furthermore, rapid development of cryptocurrencies and increasing governmental support for the development of the relevant regulatory framework in the countries where we provide services may also affect regulatory environment in which we operate, which may have a significant impact on the competitive landscape in the payments industry (see “– The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources and are more able to raise funding, and those competitors may have more pricing power, more ability to decrease pricing for services that would disadvantage us, and have a greater ability to withstand negative events than the Company”).

Generally, lawmakers and enforcement agencies have been demonstrating increased scrutiny in matters relating to cyberspace and e-payments, in particular cross-border payments, as borne out in the enhanced enforcement activities in the kiosk market, the de-anonymization of e-payments and various other initiatives aimed at increasing state control over online activities. In the latest of such trends, the authorities appear to be instituting closer controls over cross-border payments and peer-to-peer transfers (see “– Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business” and “A decline in the use of cash as a means of payment or a decline in the use of kiosks may result in a reduced demand for our services”).

Description of certain applicable regulation please see in“Item 4.B Business overview – Regulation”.

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

The escalation of political and military conflicts and the resulting political instability and international actions in response to it might have an adverse effect on the economy, resulting in, among other things, significant currency rate volatility, the imposition of currency controls, increased levels of migration, materially increasing interest rates and inflation. It is difficult to accurately predict how it might affect our business.

In addition, public health crises have also had and may continue to have a negative effect on our business. For example, in December 2019, a novel strain of coronavirus surfaced in Wuhan, China, which resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. The virus then quickly spread out across Europe and the Americas, resulting in various “shelter-in-place” regulations, lockdowns, curfews, bans on international travel, cancellations of public events, and supply chain disruptions, which significantly contributed to deteriorating macroeconomic conditions, business closures, higher unemployment and decrease in consumer confidence throughout the world, including countries in which we operate.

A new outbreak of COVID-19 or any of its variants or other pandemic situation may have similar or more severe effects on the macroeconomic conditions and business environment in the countries where we operate and require us to make significant modifications to our business practices, any of which could have a material adverse effect on our business and operating results.

Any force majeure events, including the occurrence of natural disasters or outbreaks of contagious diseases, such as the COVID-19 pandemic, could affect the volume of international business activity and trade, resulting in a decreased demand for oil and other commodities, which may impact the macroeconomic environment globally. There can be no guarantee that the measures taken by the governments in countries of our operations in response to any such outbreaks, will not seriously interrupt our operations or those of our merchants and consumers, which could in turn have a material adverse effect on our business, financial condition and results of operations.

We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures.

From time to time, we have evaluated and expect to continue to evaluate possible acquisition transactions, partnerships or joint ventures, some of which may be material. We expect the volume and pace of such acquisition transactions, partnerships and joint ventures to increase post-Transaction, as we attempt to build the business outside of Russia. At any time, including currently, we may be engaged in discussions or negotiations or diligence evaluations with respect to possible acquisitions, partnerships or joint ventures or may have entered into non-binding documents in relation to such transactions. As part of our strategy, we intend to continue our disciplined approach to identifying, executing and integrating strategic acquisitions, partnerships and joint ventures.

Potential future acquisitions, partnerships and joint ventures may pose significant risks to our existing operations if we acquire businesses that prove not to be a good fit for our organization, fail to perform the necessary due diligence on the relevant targets, overestimate their anticipated contribution to our business, overvalue them or fail to successfully integrate them. These projects would place additional demands on our managerial, operational, financial and other resources, create operational complexity requiring additional personnel and other resources as well as enhanced control procedures. In addition, we may not be able to successfully finance or integrate any businesses, services or technologies that we acquire or with which we form a partnership or joint venture. Furthermore, the integration of any acquisition may divert management’s time and resources from our main business and disrupt our operations. Moreover, even if we were successful in integrating newly acquired assets, expected synergies or cost savings may not materialize, resulting in lower than expected benefits to us from such transactions. We may spend time and money on projects that fail to perform in line with our expectations or require financing in excess of what we were budgeting at the time of the acquisition. Additionally, when making acquisitions it may not be possible for us to conduct a detailed investigation of the nature of the assets being acquired due to, for instance, time constraints in making the decision and other factors. We may become responsible for additional liabilities or obligations not foreseen at the time of an acquisition. In addition, in connection with any acquisitions, we must comply with various antitrust requirements. It is possible that perceived or actual violations of these requirements could give rise to regulatory enforcement action or result in us not receiving all necessary approvals in order to complete a desired acquisition. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our shares, it could be dilutive to our shareholders. In the event we pay the purchase price with proceeds from the incurrence of debt, it would increase our level of indebtedness and could negatively affect our liquidity and restrict our operations. Our competitors may be willing or able to pay more than us for acquisitions, which may cause us to lose certain acquisitions that we would otherwise desire to complete. We may also face counterparty and credit risks in connection with acquisitions, partnerships and joint ventures in the event our counterparties fail to perform their obligations. Joint ventures (“JV”) also carry specific risks such as potential disagreements with partners about the management and strategy of the JV, adverse actions by JV partners prompted by such disagreements or otherwise, and reliance on JV partners for the development of the JV’s business and resulting inability to continue development of the venture in the event the relationship with the partner is terminated. Any or all of the above risks could have a material adverse effect on our business, results of operations, financial condition, and prospects.

We have identified a material weakness in our internal controls that may, if not remediated, result in material inaccuracies in our consolidated financial statements and adversely affect our business and results of operations. Our compliance processes, procedures and controls with respect to the rules and regulations that apply to our business may prove insufficient and increase our costs and impact our licenses and ability to do business.

Our business has grown and developed rapidly in recent years and we are continuing to realign our compliance function with the size and scope of our business. In addition, as part of the Transaction, we sold business assets generating 89.9% of our Revenue (combined for continuing and discontinued operations), and therefore costs to maintain compliance levels as a percentage of Revenue is expected to increase (results of negative operating leverage effect). In light of the fact that we are a highly regulated business that processes large volumes of payments, we need to have enhanced processes, procedures and controls in order to provide reasonable assurance that we are operating in compliance with applicable regulatory requirements. Given that we store and/or transmit sensitive data of our customers, we have ultimate liability to our customers for our failure to protect this data. We have experienced breaches of our cybersecurity in the past, and future breaches resulting in unauthorized disclosure of data are possible (see “– Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”). In addition, the anti-money laundering laws to which we are subject contain numerous requirements with respect to identification of clients, and documentation and reporting of transactions subject to mandatory control and other suspicious transactions to the relevant authorities.

As described in “Item 15. Controls and Procedures” as of December 31, 2023, we have identified a material weakness in control activities in particular in the insufficient risk assessment of QIWI Bank’s compliance with certain Russian laws and CBR regulations which resulted in QIWI Bank’s banking license revocation on February 21, 2024.

We cannot be certain that the measures we have taken, and expect to take, will be sufficient to address the deficiencies or ensure that our internal control related to compliance with laws and regulations is effective. Moreover, other material weaknesses or deficiencies may develop or be identified in the future. Our failure to remediate the deficiencies identified and implement and maintain effective internal control over financial reporting, could result in errors in our financial statements that could lead to a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in a decline in the market price of our ADSs. As of the date of this annual report, we continue to develop and integrate certain control procedures with respect to a number of our projects in order to maintain a comprehensive system of controls and procedures across our business. There can be no assurance, however, that the measures we undertake will be sufficient to prevent significant deficiencies in the compliance procedures and internal controls of our projects.

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

We depend on the efficient and uninterrupted operation of numerous systems, including our computer systems, software and telecommunications networks, as well as the data centers that we lease from third parties. Our systems and operations, or those of our third-party providers, could be exposed to damage or interruption from, among other things, fire, flood, natural disaster, power loss, telecommunications failure, vendor failure, unauthorized entry, cybersecurity incidents, improper operation and computer viruses. Substantial property and equipment loss, and disruption in operations as well as any defects in our systems or those of third parties or other difficulties could expose us to liability and materially adversely impact our business, financial condition and results of operations in all of our operating segments. In addition, any outage or disruptive efforts could adversely impact our reputation, brand and future prospects.

Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation.

We store and/or transmit sensitive data, such as credit or debit card numbers, mobile phone numbers and other personal data, and we have ultimate liability to our customers for our failure to protect this data. Numerous and evolving cybersecurity threats, including advanced and persisting cyberattacks, cyberextortion, spear phishing and social engineering schemes, the introduction of computer viruses or other malware, and the physical destruction of all or portions of our information technology and infrastructure could compromise the confidentiality, availability, and integrity of the data in our systems. In the past, we have experienced breaches of our security by hackers, and breaches could occur in the future. In such circumstances, our encryption of data and other protective measures did not prevent unauthorized access and may not be sufficient to prevent future unauthorized access. Any future breach of our system, including through employee fraud, may subject us to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. Moreover, even in the absence of an emergency event such as a cyberbreach, we may at times be found to be not in compliance with applicable personal data processing and transfer legislation, which is actively developing and becoming increasingly complex throughout the world, with the governments throughout the world increasingly focusing on toughening controls over enforcement of this legislation. We are making the necessary efforts and actions to protect our customers’ data. However, in the event of data leakages under the new regulatory initiative there is a risk of significant financial loss.

In addition, while we have not experienced any material cyberattacks or any other material cyber security issues in the past, since 2022 we have registered an increase in the number of distributed denial of service (“DdoS”) attacks in March and April 2022, which, however, did not have a material effect on our business operations (see “– The conflict between Russia and Ukraine, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, and the measures that are being adopted by Russia in response, the resulting negative implications on the global economic environment, could adversely impact our operations and financial condition”). While, in line with our information security policy and strategy, we are constantly developing and enhancing our security systems and infrastructure (most recently, by increasing our server capacity and computing power) and regularly monitor compliance with information security requirements, we may still be exposed to similar attacks on a larger scale or more severe attacks, any of which may have a material adverse effect on our operations.

A misuse of sensitive data, including personal data, or a cybersecurity breach could harm our reputation and deter clients from using electronic payments as well as kiosks generally and any of our services specifically, increase our operating expenses in order to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny, subject us to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect our business, financial condition and results of operations.

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

We normally do not include exclusivity clauses in our agreements with our counterparties, including our agents, merchants and other partners. Accordingly, our counterparties usually do not have any restrictions on dealings with other providers and can switch from our payment processing system to another or disconnect from our system or platform without significant investment. Additionally, our agreements with agents may be unilaterally terminated by the agents at any time, and our agreements with merchants and other counterparties may be unilaterally terminated at a short prior notice. The termination of our contracts with existing agents, merchants or other partners, or a significant decline in the amount of business we do with them as a result of our contracts not having exclusivity clauses could have a material adverse effect on our business, financial condition and results of operations.

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

The perceived risk of the use of e-payments or other financial services to finance fraudulent, illegal or improper activities is causing the regulators to impose restrictions on the operations of the providers of such services that negatively affect regular compliant transactions and operations as well. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup or cover costs”. While we already undertake efforts to cut off or refuse to engage merchants and users who appear to be engaged in illegal activities from our network, the relevant state authorities could further increase their enforcement measures against such merchants and users, including through the introduction of new legislation. In the event that we are required to cease working with a significant number of merchants or payment aggregators, or shut down a significant number of wallets, as a result of such actions or further legislation changes, our revenue and our profitability could materially decline.

It has been reported that peer-to-peer transfers through regular retail banks and payment services providers such as ourselves may be increasingly used in emerging markets in various illegal activities, including by illicit forex dealers, online casinos, cryptocurrencies exchanges and peer-to-peer exchange offices, scammers, etc. Recognizing this industry-wide problem, some local regulators introduced heightened scrutiny recommendations with respect to peer-to-peer transactions. These recommendations require financial services companies such as ourselves to track transactions that are deemed suspicious under the various criteria imposed by the recommendations, cancel or block such suspicious transactions under certain circumstances and terminate relationships with the relevant clients carrying out such transactions. For instance, such criteria designate as suspicious operations of clients with unusual number of individuals as counterparties or if the volume of operations exceeds certain threshold. Due to the broad scope of suspiciousness criteria, in practice suspicious transactions may be difficult to distinguish from legitimate peer-to-peer transfers or payments to private accounts of small entrepreneurs that provide perfectly legal services. It is likely that certain bona fide operations that do not involve anything illegal or improper may be affected by the new regulations as the market participants, including our company, seek to institute controls aimed at compliance with the new guidelines.

If we experience a decline in our peer-to-peer transfers volume, or if we are found to be in violation of the regulations due to any differences in ours and the regulator’s interpretation thereof, our business, financial condition and results of operations could be materially adversely affected.

Any resulting claims could damage our reputation and any resulting liabilities (including the revocation of applicable licenses or significant fines), the loss of transaction volume, decline in the number of customers or increased costs could have a material adverse effect on our business, financial condition and results of operations.

Our business is exposed to counterparty and credit risks, and if those risks exceed our tolerance models, we could sustain a substantial cost.

In our Payment Services segment, we seek to sell services on a prepayment basis or to ensure that our counterparties have low credit risk profiles, such as large merchants and agents. Nevertheless, we are exposed to the risk of non-payment or other default under our contracts with our agents and merchants due to the agent’s insolvency, fraud or otherwise. As we must nonetheless complete the payment to the merchant on behalf of the consumer, our losses would not be limited to a loss of revenue in the form of fees due to us from the agent, but could amount to the entire amount of consumer payments accepted by such agent for a certain period of time.

We also have significant receivables due from some of our merchants and agents, and may not recover these receivables in the event of such merchants’ bankruptcy or otherwise. As of December 31, 2023, we had credit exposure to our agents of RUB 685 million and to our merchants of RUB 1,263 million for continuing operations. Our receivables from merchants are generally non-interest bearing and unsecured, while our receivables and loans from agents are generally interest-bearing and unsecured. Although we monitor the creditworthiness of our counterparties on an ongoing basis, there can be no assurance that the models and approaches we use to assess and monitor their creditworthiness will be sufficiently predictive, and we may be unable to detect and take steps to timely mitigate an increased credit risk.

If we experience material defaults by our consumers, agents, merchants, or other partners, our business, financial condition and results of operations could be materially adversely affected.

We are subject to fluctuations in currency exchange rates, and if those risks exceed our tolerance models, we could sustain a substantial cost.

We are exposed to currency risks. As of December 31, 2023, our financial statements are expressed in Russian rubles, while our revenues and expenses outside Russia are in local currencies and some of our assets and liabilities are in foreign currencies (see “– Quantitative and Qualitative Disclosures About Market Risk – Foreign Exchange Risk”). In addition, in 2022 and 2023, we have increased our currency position in the absence of dividend payments. Accordingly, our results of operations and assets and liabilities are exposed to fluctuations in exchange rates between the Russian ruble, Kazakhstan tenge and certain other currencies. In January 2024, we have disposed our Russian assets, thus starting from 2024 we will present out financial statements in another currency. Depending on the currency we pick, there may be more currency risk. With the sales of our Russian assets for cash consideration denominated in Russian ruble to be paid in four installments in the next four years, we are exposed to currency risk, namely the risk of weakening of Russian ruble against US dollar. Changes in currency exchange rates also affect the carrying value of assets on our consolidated statement of financial position, which, depending on the statement of financial position classification of the relevant asset, can result in losses on our consolidated statement of financial position. In addition, because our earnings and expenses are denominated in various local currencies of countries of our presence whereas our ADSs are quoted in US dollar, currency exchange rate fluctuations between such currencies and the US dollar significantly affect the price of our ADSs.

For instance, over the past ten years, the Russian ruble and Kazakhstan tenge have fluctuated dramatically against the US dollar and the euro. Due to the economic sanctions imposed on certain Russian companies and individuals by the US, EU, Canada and other countries, as well as the volatility in oil prices, high inflation and a sharp capital outflows. (see “ – Economic instability in Kazakhstan could have an adverse effect on our business”). The exchange rate mostly remained stable throughout 2021 and amounted to RUB 74.3 per US $1.00 on December 31, 2021. Another major decline occurred in early 2022 in the wake of the military conflict in Ukraine and resulting sanctions. By March 4, 2022, the official Central Bank-issued ruble exchange rate dropped to 111.76 per US dollar, compared to 75.76 per US dollar on February 21, 2022, immediately prior to the escalation, representing a 48% drop over the course of less than two weeks. The ruble regained much of the ground it lost by late March, ending the year at RUB 70.34 per US $1.00 on December 31, 2022. During 2023 year the ruble experienced several fluctuations and on December 31, 2023, deteriorated to the level of RUB 89.69 per US $1.00 (see “– We are subject to the economic risk and business cycles of our merchants, partners and agents and the overall level of consumer spending”).

The Kazakhstan tenge has also experienced significant fluctuations against the US dollar and the euro since 2014. The exchange rate between the Kazakhstan tenge (“KZT”) and the US dollar has been subject to various economic factors, including political events, global economic conditions, and domestic policy reforms. Between 2014 and 2016, the KZT witnessed a considerable depreciation against the US dollar. For instance, on December 31, 2014, the exchange rate was KZT 182.35 per US $1.00, and by the end of 2016, it had further weakened to KZT 333.29 per US $1.00. In 2017, there was a slight recovery in the value of the Kazakhstan tenge against the US dollar. However, from 2018 onwards, KZT experienced further fluctuations against the US dollar. On December 31, 2019, it stood at KZT 381.18 per US $1.00. In 2020, the exchange rate saw significant volatility due to global economic uncertainties caused by the COVID-19 pandemic and fluctuations in oil prices and by the end of the year stood at KZT 420.71 per US $1.00. The exchange rate on December 31, 2021 and December 31, 2022 was 431.67 and 462.65 per US $1.00 respectively. KZT stood at 454.56 per US $1.00 on December 31, 2023.

It is likely that significant fluctuations will continue in the future. Further fluctuations of the currency rates could have a material adverse effect on our business, financial condition, results of operations and the price of our ADSs.

Regulatory authorities in countries in which we operate could determine that we hold a dominant position in our markets, and could impose limitations on our operational flexibility, which may adversely affect our business, financial condition and results of operations.

The anti-monopoly authorities impose various requirements on companies that occupy a dominant position in their markets. One of the important questions is to identify and define the relevant market, in which the entity in question operates. There are numerous aspects to be considered, including interchangeability or substitutability of the products and/or services for the consumer, their pricing and intended use. Different approaches may be applied in this respect by anti-monopoly authorities and the participants of the market. Thus, the state authorities may conclude that we hold a dominant position in one or more of the markets in which we operate. If they were to do so, this could result in limitations on our future acquisitions and a requirement that we pre-clear with the authorities any changes to our standard agreements with merchants and agents, as well as any specially negotiated agreements with business partners. In addition, if we were to decline to conclude a contract with a third party this could, in certain circumstances, be regarded as abuse of a dominant market position. These limitations if imposed may reduce our operational and commercial flexibility and responsiveness, which may adversely affect our business, financial condition and results of operations.

We may not be able to successfully protect our intellectual property and may be subject to infringement claims.

We rely on a combination of copyright, trademark, domain names and trade secret laws as well as contractual rights to the intellectual property to establish and protect our proprietary technology. We customarily require our employees and independent contractors to execute confidentiality agreements or otherwise to agree to keep our proprietary information confidential when their relationship with us begins. Typically, our employment contracts also include clauses requiring our employees to assign to us all of the inventions and intellectual property rights they develop in the course of their employment and to agree not to disclose our confidential information. Nevertheless, we may not be able to successfully protect our intellectual property at all times. Our agreements with software developers may not have always properly and unambiguously assigned the rights to software to us, and as such this software may be exposed to their claims. This is also often the case at various companies we have acquired throughout our history. Certain technologies that we have developed may not be fully and comprehensively protected by copyrights or patents and could therefore be exposed to theft or misuse. Third parties, including our competitors, may independently develop similar technology, duplicate our services and trademarks, threaten the security of our domain names, discredit or design around our intellectual property. Further, contractual arrangements may not always prevent unauthorized disclosure of our confidential information or ensure an adequate remedy in the event of any unauthorized disclosure of our confidential information. Because of the limited protection and enforcement of intellectual property rights in certain jurisdictions in which we operate, our intellectual property rights may not be as protected as they may be in more developed markets such as the US. We may have to litigate to enforce or determine the scope or enforceability of our intellectual property rights (including trade secrets and know-how), which could be expensive, could cause a diversion of resources and may not prove successful. The loss of intellectual property protection could harm our business and ability to compete and could result in costly redesign efforts, discontinuance of certain service offerings or other competitive harm. Additionally, we do not hold any patents for our business model or our business processes, and we do not currently intend to obtain any such patents.

We may also be subject to costly litigation in the event our services or technology are claimed to infringe, misappropriate or otherwise violate a third party’s intellectual property or proprietary rights. Such claims could include patent infringement, copyright infringement, domain names infringement, trademark infringement, trade secret misappropriation or breach of licenses. In addition, while we seek to obtain copyright registration certificates for the critical software we develop, our rights to software obtained as works for hire might be potentially challenged by the employees and former employees or developers of such software. We may not be able to successfully defend against such claims, which may result in a limitation on our ability to use the intellectual property subject to these claims and also might require us to redesign affected services, enter into costly settlement or license agreements, pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling certain of our services. In such circumstances, if we cannot or do not license the infringed technology on reasonable terms or substitute similar technology from another source, our revenue and earnings could be adversely impacted. Additionally, non-practicing entities had and may continue in the future to acquire patents, make claims of patent infringement and attempt to extract settlements from companies in our industry. Even if we believe that such claims are without merit and successfully defend these claims, defending against such claims is time consuming and expensive and could result in the diversion of the time and attention of our management and employees. Moreover, in case of a threat to our domain names it may be impossible for us to use such domain names resulting in adverse effect to our business and operations.

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

Our business functions at the intersection of rapidly changing technological, social, economic and regulatory developments that require a wide-ranging set of expertise and intellectual capital. In order to compete and grow successfully, we must attract, recruit, retain and develop the necessary personnel who can provide the needed expertise across the entire spectrum of our intellectual capital needs. This is particularly true with respect to top management personnel as well as qualified and experienced software engineers and IT staff, who are highly sought after and are not in sufficient supply in most of the markets in which we operate. The market for such personnel is highly competitive, and we may not succeed in recruiting additional personnel or may fail to replace effectively current personnel who depart with qualified or effective successors. A failure to replace departing personnel in an efficient and timely manner might result in improper functioning or failures of our systems and technologies, since our know-how may not always be properly institutionalized and instead is reliant on the expertise of specific employees, which we may not be able to replace immediately in the event of their departure. Our efforts to retain and develop personnel may result in significant additional expenses, which could adversely affect our profitability. We currently do not have a market standard long-term incentive plan due to the refusal by our shareholders to approve the disapplication of pre-emptive rights (see “– Our ADS holders may not be able to exercise their pre-emptive rights in relation to future issuances of class B shares”). In Cyprus, where our company is registered, there is no statutory carve-out from pre-emptive rights for issuances of shares to employees like in some other jurisdictions, and such carve-out has to be specifically approved by shareholders and renewed periodically. The refusal by our shareholders to approve disapplication of pre-emptive rights for issuances of shares to employees has rendered us unable to issue shares to our employees under our employee incentive plans, and, as a result of the halt of trading of our ADSs on Nasdaq and limited trading of our ADSs on the Moscow Exchange, such incentive program would be considered inefficient (see “– Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although Nasdaq Hearings Panel granted the request of the Company to continue its listing on the Nasdaq Global Select Market, subject to successful divesture of Russian assets and compliance with all continued listing requirements pursuant to Listing Rule 5505 after the corporate restructuring, there can be no assurance that we will meet those listing requirements or that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations and risks”). These developments could undermine our ability to retain and attract competitive talent who have come to expect share-based compensation in an industry like ours.

Most of our employees continue to work remotely since COVID-19, aside for situations where an employee is required to work at a certain location for regulatory or other compliance reasons, and we provide necessary infrastructure to support such remote work and pay salary regardless of employee’s geographical location. We are constantly monitoring the current situation to assure safety of our employees as well as measures to retain talent within our organization. However, no assurance can be given that there would not be further migration of skilled workers and that recruitment and motivation efforts would be enough. This, may result in shortages of skilled employees as well as in general increased competition for qualified personnel on the labor market (see “– The conflict between Russia and Ukraine, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, and the measures that are being adopted by Russia in response, the resulting negative implications on the global economic environment, could adversely impact our operations and financial condition”). Furthermore, while we continue to ensure that our employees have relevant infrastructure to work in the countries of our presence safely, any adverse development of the geopolitical situation may affect the work environment, which could, in turn, significantly affect the ability and the willingness of our employees to work from their current countries as opposed to migrating to other territories, creating an additional administrative burden for us associated with any potential relocation of our employees to other places.

For these and other reasons, we cannot assure you that we will be able to attract and retain qualified personnel in the future. Failure to retain or attract key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our operations may be constrained if we cannot attract or service future debt financing.

We may incur additional debt financing to finance the development of our new or existing projects, and our operations and growth may be constrained if we cannot do so on favorable terms or at all. Our debt capacity depends upon our ability to maintain our operating performance at a certain level, which is subject to general economic and market conditions and to financial, business and other factors, many of which are outside of our control. If our cash flow from operating activities is insufficient to service our debt, we could be forced to take certain actions, including delaying or reducing capital or other expenditures or other actions, to restructure or refinance our debt; selling or mortgaging our assets or operations; or raising additional equity capital, which we might not be able to do on favorable terms, in a timely manner or at all. Furthermore, such actions might not be sufficient to allow us to service our debt obligations in full and, in any event, could have a material adverse effect on our business, financial condition, and results of operations. Moreover, our inability to service our debt through internally generated cash flow or other sources of liquidity could put us in default of our obligations to creditors, which could trigger various default provisions under our financings and thus have a material adverse effect on the business, financial condition, and results of operations.

We may experience difficulties with conducting transactions denominated in US dollars, euros and other currencies.

We contract with some of our international merchants in US dollars, euros and other currencies and may experience challenges in relationships with US and EU banks that could arise for any non-US company or non-EU company in connection with transactions denominated in US dollars or euros due to stricter internal bank policies, including enhanced know-your-customer due diligence procedures, restrictions on certain types of merchants and certain jurisdictions, and other bank internal policies, which we believe might be a result of the increasing negative sentiment towards companies that are working or used to work with Russia on part of US banks, among other factors (see “– The conflict between Russia and Ukraine, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, and the measures that are being adopted by Russia in response, the resulting negative implications on the global economic environment, could adversely impact our operations and financial condition”), even with respect to transactions and relationships that do not appear to raise concerns under applicable sanctions.

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

Our bond portfolio could decline in value, which may result in financial losses.

As part of our treasury operations, we hold a portfolio of publicly traded debt securities. Accordingly, in connection with such portfolio, we are exposed to all of the risks that are associated with holding such securities, including unfavorable price fluctuations for any reason, decline in the market liquidity, market volatility, unfavorable changes in interest rates or foreign currency exchange rates affecting our positions, and the risk that the risk-management tools we use, such as value-at-risk formulas and stop-loss orders, will not be effective to prevent losses or will not work as intended. We also bear the risk of defaults by the issuers of the debt securities we hold. Investments in debt securities represented million RUB 4,993, or 4.1% of our total assets as of December 31, 2023. According to the pro-forma balance sheet, as of December 31, 2023, the percentage was 11.4%. As of December 31, 2023, predominantly all of the securities held by us were government and high-quality corporate bonds, which are subject to abrupt price fluctuations and other various risks in connection with the factors described in “– The conflict between Russia and Ukraine, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, and the measures that are being adopted by Russia in response, the resulting negative implications on the global economic environment, could adversely impact our operations and financial condition” and “ Risks Relating to the Markets in Which We Operate” as well as in connection with various other risk factors that are specific to the issuers of such securities.

We determine fair value of securities based on quoted market information, where it exists, and appropriate valuation methodologies. While we employ rigorous risk management tools to limit the impact of market risk, among other things, on our capital, the fair value of financial instruments may not always be accurately estimated or properly reflected. This may result in an inaccurate assessment of our results of operations and financial position. Any instability on the securities markets can lead to a significant devaluation of our securities portfolio, which would result in financial losses to us

For the years ended December 31, 2023 revaluation loss of our bond portfolio constituted RUB 291 million and December 31, 2022, the revaluation profit of our bond portfolio constituted RUB 220 million. If our bond portfolio further declines in value, we may incur losses and suffer negative impact on our prudential ratios, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to expand into new geographical markets, or develop our existing international operations successfully, which could limit our ability to grow and maintain or increase our profitability.

Given the divestiture of much of our business operations pursuant to the Transaction, a primary business objective moving forward is to expand and grow our geographical footprint. Our expansion into new geographical markets and further development of our international operations depend on our ability to apply our existing technology or to develop new applications to meet the particular needs of each local market or country. We may not have adequate financial, technological or personnel and management resources to develop effective and secure services or distribution channels that will satisfy the demands of these markets. We may not be able to establish partnerships with any counterparties that we may need in order to strengthen our international operations. If we fail to enter new markets or countries or to develop our international operations, we may not be able to continue to grow our revenues and maintain or grow our earnings. Furthermore, we may expand into new geographical markets in which we may not have any previous operating experience. We operate in an industry that is often subject to significant regulation, and our lack of familiarity with the regulatory landscape in new markets may result in us running into unanticipated problems or delays in obtaining the requisite regulatory approvals and licenses. We may not be able to successfully expand in such markets due to our lack of experience. Moreover, we may not be able to execute our strategy in our existing international operations successfully, which may result in additional losses or limit our growth prospects.

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

We may not be able to meet changing expectations from investors, customers, regulators, and other stakeholders regarding environmental, social, and governance (“ESG”) issues, which may negatively affect our reputation and therefore our business and financial results.

In 2023, we published our second Sustainability report. ESG-related risks may directly or indirectly negatively affect our reputation in case we are not able to meet expectations of the constantly evolving business environment in which we operate.

Certain ESG-related voluntary rules and guidance have been imposed by our regulators and we believe there will be further developments, which may lead us to additional compliance costs or expose us to new or additional risks. Additionally, some organizations developed ratings that may be based on various measures to assess businesses in terms of ESG issues. Even if the evaluations are unreliable, they may still have a negative impact on our reputation.

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

Following the purchase of our class B shares (including class B shares represented by our ADSs), pursuant to two tender offers conducted in 2022 by the Chairman of our board of directors, Sergey Solonin, and his wholly-owned company, Dalliance Services Company, with a view to provide further liquidity to the company’s investors, Mr. Solonin beneficially owns approximately 71.3% of the voting power of our issued share capital.

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

In addition, in the event of further increase of share voting power of Mr. Solonin from his current level of 71.3% to the level of above 75%, it would result to a supermajority voting power concentrated solely in the hands of Mr. Solonin. Such an event may be considered as a Going Private Transaction which could render any investment in our ADSs entirely illiquid and have material adverse effect on value of our ADSs.

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

Our corporate actions are governed by our articles of association and by the laws governing companies incorporated in Cyprus. The rights of our shareholders and the responsibilities of members of our board of directors under Cyprus law and our articles of association are different than under some of the US state laws. For example, by law existing holders of shares in a Cypriot public company are entitled to pre-emptive rights on the issue of new shares in that company (provided such shares are paid in cash and the pre-emption rights have not been disapplied). In addition, our articles of association include other provisions, which differ from provisions typically included in the governing documents of most companies organized in the US:

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

As a foreign private issuer whose ADSs are listed on Nasdaq (although currently subject to a trading halt), we are permitted in certain cases to, and do, follow Cypriot corporate governance practices instead of the corresponding requirements of Nasdaq. We follow Cypriot corporate governance practices with regard to the composition of our board of directors which, unlike the applicable Nasdaq rule for US corporations, do not require that a majority of our directors be independent. We also do not have a compensation committee or a nominating committee comprised entirely of independent directors, and our independent directors do not meet in regular executive sessions. In addition, our board of directors has not made any determination whether it will comply with certain Nasdaq rules concerning shareholder approval prior to our taking certain company actions, including the issuance of 20% or more of our then-outstanding share capital or voting power in connection with an acquisition, and our board of directors, in such circumstances, may instead determine to follow Cypriot law. Accordingly, our shareholders may not be afforded the same rights and protection as provided under Nasdaq corporate governance rules. See “Item 16.G Corporate Governance”.

Our ADS holders do not have the same voting rights as the holders of our class A shares and class B shares and may not receive voting materials in time to be able to exercise their right to vote. Our ADS holders’ right to receive certain distributions may be limited in certain respects by the deposit agreement and sanction-related prohibitions.

Except as set forth in the deposit agreement, holders of our ADSs are not able to directly exercise voting rights attaching to the class B shares represented by our ADSs. Holders of our ADSs may instruct the depositary how to vote such holder’s class B shares represented by the ADSs. Upon receipt of voting instructions from an ADS holder, the depositary is obligated to vote the underlying class B shares in accordance with these instructions. Pursuant to our articles of association, we may convene an annual shareholders’ meeting or a shareholders’ meeting called for approval of matters requiring a 75% shareholder vote upon at least 45 days’ notice and upon at least 30 days’ notice for all other shareholders’ meetings. If we give timely notice to the depositary under the terms of the deposit agreement and so request, the depositary is obligated to notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure our ADS holders that they will receive the voting materials in time to instruct the depositary to vote the class B shares underlying their ADSs, and it is possible that our ADS holders, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that our ADS holders may not be able to exercise their right to vote and there may be nothing such holders can do if the class B shares underlying your ADSs are not voted as requested. In addition, although our ADS holders may directly exercise their right to vote by withdrawing the class B shares underlying their ADSs, they may not receive sufficient advance notice of an upcoming shareholders’ meeting to withdraw the class B shares underlying their ADSs to allow them to vote with respect to any specific matter. Furthermore, under the deposit agreement, the depositary has the right to restrict distributions to holders of the ADSs in the event that it is unlawful or impractical to make such distributions. We have no obligation to take any action to permit distributions to holders of our ADSs. As a result, holders of ADSs may not receive distributions made by us.

Moreover, because the international settlement systems and custodian chains have currently suspended interactions with their Russian counterparts, and because the Russian National Settlement Depositary (“NSD”) is subject to an EU sanctions since June 2022, it is currently not possible for holders of our ADSs on Moscow Stock Exchange to execute their voting rights or receive the dividend payment. While we continue to study ways to restore all rights of our shareholders, whose securities are held in the NSD, there is no certainty on when, or whether at all, the international custodian systems, such as Euroclear and Clearstream, will start cooperating with the Russian NSD. See “– Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although Nasdaq Hearings Panel granted the request of the Company to continue its listing on the Nasdaq Global Select Market, subject to successful divesture of Russian assets and compliance with all continued listing requirements pursuant to Listing Rule 5505 after the corporate restructuring, there can be no assurance that we will meet those listing requirements or that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations and risks”.

Risks Relating to the Markets in Which We Operate

Emerging markets are subject to greater risks than more developed markets, including significant legal, economic and political risks.

Investors in emerging markets such as Kazakhstan, Uzbekistan, UAE, Middle East and North Africa (MENA), and South East Asia (SEA) regions and others should be aware that these markets are subject to greater risk than more developed markets, including in some cases significant legal, economic and political risks. Investors should also note that emerging economies are subject to rapid change and that the information set out herein may become outdated relatively quickly. Accordingly, investors should exercise particular care in evaluating the risks involved and must decide for themselves whether, in light of those risks, their investment is appropriate.

The Ukraine crisis and the economic war between the poles of the world with the post-Coronavirus repercussions increased the volume of global inflation and the rise in commodity and mineral prices, and this prompted the interest rate hike in several stages by the US Federal Reserve to reduce the value of the global inflation, which led to a rise in interest rates globally. Ultimately, the introduced measures against inflation lead to a decrease in consumption and may negatively affect the results of our business operations.

The Kazakhstan economy has been adversely affected by the global financial and economic crises in the past and could be adversely affected by market downturns and economic crises or slowdowns elsewhere in the world in the future. In particular, past disruptions in the global financial markets have had a severe impact on the liquidity of Kazakhstan entities, the availability of credit and the terms and cost of domestic and external funding for Kazakhstan entities. This could adversely influence customer demand for various services, including those provided by and through us. As has happened in the past, financial events such as significant depreciation of the Kazakhstan tenge, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, among other things, geopolitical disputes, such as the military conflict between Russia and Ukraine, and imposition of certain trade and economic sanctions in connection therewith, could dampen foreign investment in Kazakhstan and adversely affect the Kazakhstan economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding. These developments and adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment or a decline in oil, gas or other commodities prices, could slow or disrupt the Kazakhstan economy and adversely affect our business, financial condition and results of operations.

Since 1992 Kazakhstan has been the member of the Collective Security Treaty Organization and since 2001 – the member of Eurasian Union. Such connections with organizations and countries, including the Russian Federation, might cause conflicts or deterioration of relations, with other members of the international community, including the US and various countries in Europe. Many of these jurisdictions are home to financial institutions and corporations that are significant investors in Kazakhstan and whose investment strategies and decisions have been and may continue to be affected by such conflicts and by worsening relations between countries.

The general anti-Russian sentiment that currently prevails among investors, may result in a further general lack of confidence among international investors in the economic and political stability due to close historical and political connections of certain regions and countries, such as Kazakhstan, with Russia. The lack of confidence may result in reduced liquidity, trading volatility and significant declines in the price of listed securities of companies with significant operations in these countries, including our ADSs, and in our inability to raise debt or equity capital in the international capital markets, which may affect our ability to achieve the level of growth to which we aspire.

Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved, including the restrictions on voting and payments and other Russia-related sanctions, and investors are urged to consult with their own legal and financial advisors before making an investment in our ADSs.

Our risk management and compliance systems may not be sufficient to prevent unintentional violations of anti-corruption, anti-bribery, anti-money laundering, sanctions and other relevant laws and regulations in Kazakhstan, UAE and other jurisdictions in which we operate.

We are required to conduct due diligence on certain transactions carried out by our clients in accordance with applicable laws of jurisdictions of our presence. We developed and implemented a system of anti-money laundering (AML) and counter-terrorist financing (CFT) and counter-weapons of mass destruction financing (CWMDF, and collectively AML/CFT/CWMDF) measures and aim at preventing activity that is directly or indirectly related to the money laundering and terrorism financing. See “Item 4. Information on the Company – Regulation”.

Due to the lack of clarity and gaps existing under the current legislation, we have to employ a risk-based approach to customer KYC and sometimes make judgment in applying anti-money laundering legislation, with the resulting risk of being found in non-compliance with it. The risk-based approach means that Group identify, assess, and understand the risk to which it is exposed and takes the appropriate mitigation measures in accordance with the level of the risk. Thus, current situation could cause us to be in violation of some of the requirements. If we are found to be in non-compliance with any of requirements, we could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams or become a sanctioned company.

Currently, we believe that we adhere to our existing policies, internal control rules, and all applicable laws. However, there can be no guarantees that attempts to launder money or finance illicit activities through us will not occur, or that our anti-money laundering measures will always be effective. If we were to be involved in any of such operations, even due to the failure of our anti-money laundering measures, or if we were unable to comply with relevant laws and internal policies regarding financial assistance or money laundering, we could face substantial fines and adverse effects on our reputation, business, financial position, and operating results.

In 2023 and beginning of 2024, during a routine CBR’s audit of QIWI Bank (a significant subsidiary of the Group that was disposed of in January 2024), the CBR identified non-compliance with certain Russian laws and CBR regulations. The license of the QIWI Bank was revoked on February 21, 2024.

Political and governmental instability in some countries of our presence could adversely affect the value of the investments.

For instance, political conditions in Kazakhstan were highly volatile in the 1990s, as evidenced by the frequent conflicts amongst executive, legislative and judicial authorities, which negatively impacted the business and investment climate. Over the past three decades the course of political and other reforms has in some respects been uneven and the composition of the Government has at times been unstable. Just recently, in February 2024, the President of Kazakhstan resigned his offices with no obvious reasons, which may result in further social instability in the country.

Any significant political changes and instability could negatively affect the economic and political environment, particularly in the short term. Shifts in governmental policy and regulation in Kazakhstan are less predictable than in many Western democracies and could disrupt or reverse political, economic and regulatory reforms. Any significant political and governmental change could lead to the deterioration of the investment climate that might limit our ability to obtain financing in the international capital markets or otherwise have a material adverse effect on our business, financial condition and results of operations.

Economic instability in Kazakhstan could have an adverse effect on our business.

Any of the following risks, which the Kazakhstan economy has experienced at various points in the past, may burden our operations:

☐	significant declines in gross domestic product, or GDP;
☐	high levels of inflation;
☐	sudden price declines in the natural resource sector;
☐	high and fast-growing interest rates;
☐	unstable credit conditions;
☐	high state debt/GDP ratio;
☐	instability in the local currency market;
☐	a weakly diversified economy which depends significantly on global prices of commodities;
☐	lack of reform in the banking sector and a weak banking system providing limited liquidity to the enterprises;
☐	pervasive capital flight;
☐	corruption and the penetration of organized crime into the economy;
☐	significant increases in unemployment and underemployment;
☐	the impoverishment of a large portion of the population;
☐	large number of unprofitable enterprises which continue to operate due to deficiency in the existing bankruptcy procedure;
☐	prevalent practice of tax evasion; and
☐	growth of the black-market economy.

Kazakhstan faces various economic risks that may impact investment decisions. Kazakhstan has a relatively low level of economic development compared to some other countries, which may present challenges for investors seeking stable and mature markets. Additionally, Kazakhstan’s economy is heavily dependent on commodity prices, particularly oil and gas. Fluctuations in global commodity markets can have a significant adverse effect on Kazakhstan’s economy. As a major oil and gas producer, Kazakhstan’s fiscal revenues significantly rely on the export of these commodities. A decline in prices or disruptions in the global oil and gas markets can result in decreased government revenues, budget deficits, and potential economic instability. Moreover, the economic risks associated with the volatility of global commodity markets can also impact other sectors of the economy. Economic volatility, or economic crisis, may undermine the confidence of investors in our markets, and our ability to raise capital in international markets, which in turn could have a material adverse effect on our results of operations, financial condition and prospects.

Social instability could lead to labor and social unrest, increased support for renewed centralized authority, nationalism or violence.

Failures to adequately address social problems have led in the past, and could lead in the future, to labor and social unrest. Labor and social unrest could have political, social and economic consequences, such as increased support for a renewal of centralized authority; increased nationalism; and increased violence. Any of these could have an adverse effect on confidence in social environment of countries of our presence and the value of investments in such countries, could restrict our operations and lead to a loss of revenue, and could otherwise have a material adverse effect on its business, results of operations and financial condition.

Kazakhstan is exposed to high levels of inflation and relatively high corruption.

As a portion of our operations are denominated in Kazakhstan tenge, and the relative movement of inflation and exchange rates affects our results of operations. The effects of inflation could cause some of our costs to rise. Kazakhstan has experienced high levels of inflation since the early 1990s.

From 2008 to 2014, inflation remained between 6% and 9.5%. However, in 2015, inflation increased to 13.6%. Despite various economic shocks in the following years, inflation stayed within a single-digit range. The situation changed in 2022 due to the geopolitical factors, including broken supply chains and the introduction of sanctions regulation. As a result, the international market deteriorated, impacting Kazakhstan. Inflation increased to 12% in March 2022 and continued to rise throughout the 2022 year, eventually reaching an annual figure of 20.3%.

In 2023, the level of inflation reached 9.8%. Certain of our costs, such as salaries and rent, are affected by inflation in Kazakhstan. To the extent the inflation causes these costs to increase, such inflation may materially adversely affect our business, financial condition and results of operations.

The immaturity of legal systems, processes and practices in Kazakhstan and other geographic areas in which we may operate may adversely affect our business, financial condition and results of operations.

Risks associated with the legal system of Kazakhstan include, to varying degrees, inconsistencies between and among laws, presidential decrees, edicts and governmental and ministerial orders and resolutions; conflicting local, regional, and federal rules and regulations; the lack of judicial or administrative guidance regarding the interpretation of the applicable rules; the untested nature of the independence of the judiciary and its immunity from political, social and commercial influences; the relative inexperience of jurists, judges and courts in interpreting recently enacted legislation and complex commercial arrangements; a high degree of unchecked discretion on the part of governmental authorities; alleged corruption within the judiciary and governmental authorities; substantial gaps in the regulatory structure due to delays in or absence of implementing regulations; bankruptcy procedures that are not well-developed and are subject to abuse; and a lack of binding judicial precedent. All of these weaknesses affect our ability to protect and enforce our legal rights, including rights under contracts, and to defend against claims by others.

The Kazakhstan court system is understaffed and underfunded, and the quality of justice, duration of legal proceedings, and performance of courts and enforcement of judgments remain problematic. Under Kazakhstan legislation, judicial precedents generally have no binding effect on subsequent decisions and are not recognized as a source of law. However, in practice, courts might consider judicial precedents in their decisions. Enforcement of court judgments can in practice be very difficult and time-consuming. Additionally, court claims sometimes may be used in furtherance of political and commercial aims. All of these factors can make judicial decisions in Kazakhstan difficult to predict and make effective redress problematic in certain instances.

The relatively recent enactment of many laws, the lack of consensus about the scope, content and pace of political and economic reform and the rapid evolution of legal systems in ways that may not always coincide with market developments have resulted in legal ambiguities, inconsistencies and anomalies and, in certain cases, the enactment of laws without a clear constitutional or legislative basis. Legal and bureaucratic obstacles and corruption exist to varying degrees in each of the regions in which we operate, and these factors are likely to hinder our further development. These characteristics give rise to investment risks that do not exist in countries with more developed legal systems. The developing nature of the legal systems in Kazakhstan could materially adversely affect our business, financial condition and results of operations.

Unlawful, selective or arbitrary government action may have an adverse effect on our business.

Governmental authorities in some countries of our presence have a high degree of discretion and at times appear to act selectively or arbitrarily, without hearing or prior notice, and in a manner that is contrary to law or influenced by political or commercial considerations. Unlawful, selective or arbitrary governmental action, if directed at our operations, could materially and adversely affect our business, financial condition and results of operations.

Our operations in other countries of emerging markets are growing, and many of the risks we face there are similar to those we face in Kazakhstan.

In addition to Kazakhstan, we have operations in UAE and other emerging markets. In many respects, the risks we face in operating in payment business in emerging markets are similar to those in Kazakhstanas set out above in “– Risks Relating to the Markets in Which We Operate”. As is typical of an emerging market, such countries do not possess a well-developed business, legal and regulatory infrastructure and has been subject to substantial political, economic and social change. Our business in emerging markets is subject to specific laws and regulations including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable. Such countries continue to develop its regulatory framework. Any new laws that may be introduced may significantly affect the regulatory environment in those countries which, in turn, may impact our operations there and impose additional regulatory compliance burden on us.

In addition, we are exposed to foreign currency fluctuations between the Kazakhstan tenge and other currencies, which could affect our financial position and our profitability. Our failure to manage the risks associated with doing business in emerging markets could have an adverse effect upon our results of operations.

Risks Relating to Taxation

Global anti-offshore measures may have adverse impact on our business, financial condition and results of operations.

In 2013 the Organization for Economic Co-operation and Development (“OECD”) and G20 countries accepted that existing international tax rules create opportunities for base erosion and profit shifting, because these rules have been designed more than a century ago. Pursuing solutions for this problem, OECD and G20 countries adopted a 15-point Action Plan to Base Erosion and Profit Shifting (“BEPS”). The BEPS package of measures represents the substantial renovation of the international tax rules. In light of these measures, it is expected that profits will be reported where the economic activities that generate them are carried out and where value is created.

The Convention on Mutual Administrative Assistance in Tax Matters developed by the Council of Europe and the OECD in 1988 and amended by Protocol in 2010 is now signed by 147 jurisdictions (Cyprus, Kazakhstan and UAE are among the signatories). This Convention, by virtue of its Article 6, requires competent authorities of jurisdictions-signatories to participate in the automatic exchange of information that is foreseeably relevant for the administration or enforcement of their domestic laws concerning the taxes. In addition, by virtue of Article 5 the Convention requires competent authorities of jurisdictions-signatories to participate in the exchange of information on request and, by virtue of Article 7, stipulates that such competent authorities should participate in spontaneous exchange of information. The tax authorities (including, Cypriot, Kazakhstan and UAE tax authorities) already cooperate in terms of mutual administrative assistance in tax matters. In compliance with the requirements of Article 6 of this Convention in 2018 Kazakhstan joined the Standard for Automatic Exchange of Financial Account Information (Common Reporting Standard, the “CRS”). CRS calls on jurisdictions to obtain information from their financial institutions and automatically exchange that information with other jurisdictions on an annual basis. On October, 2022 G-20 agreed to supplement the CRS model rules by adopting rules on exchange of information on cryptocurrency transactions and approved additions to unified standards on exchange of information on financial accounts, which will become an integral part of the automatic exchange of information for tax purposes. As a result, relevant Crypto-Asset Reporting Framework (the “CARF”) and a set of other amendments to CRS were developed. In 2023 48 countries and jurisdictions (including Cyprus) announced their intention to implement the CARF by 2027.

Kazakhstan and UAE also adopted country-by-country reporting (“CbCR”) requirements which assume automatic exchange of county-by-country reports. The mandatory CbCR reporting for multinational enterprise groups was introduced in Cyprus as well. The new means of global exchange of financial information provide for much more transparency of international transactions. Due to information exchange instruments the tax authorities are becoming much more efficient in combating tax avoidance.

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

On June 24, 2020 the MLI was ratified by Kazakhstan. Starting from 2021, MLI has come into effect in respect of withholding taxes covered by tax treaties concluded by Kazakhstan with 23 countries (including tax treaty with UAE). Starting from 2024, MLI has become into effect in respect of withholding taxes covered by tax treaties concluded by Kazakhstan with 4 more countries. Application of MLI could potentially limit tax benefits granted by double tax treaties of Kazakhstan.

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

Under Pillar One, a formulaic share of the consolidated profit of certain multinational enterprises (MNE) will be allocated to markets (i.e. where sales arise). Pillar One will apply to MNEs with profitability above 10% and global turnover above 20 billion euros. Various draft rules have been issued on specific aspects of the Pillar One Rules. On October 11, 2023, the OECD published the Multilateral Convention to Implement Amount A of Pillar One (MLC). The MLC is not yet open for signature as there is still no consensus between IF members on certain aspects.

Pillar Two introduces a global minimum effective tax rate of 15%. Companies with global turnover above 750 million euros will be within the scope of Pillar Two, with headquarter jurisdictions retaining the option to apply the rules to smaller, domestic MNEs. Pillar Two should also introduce Subject to Tax Rule resulting in additional taxation of certain types of income paid at source to jurisdictions where it taxed at tax rates below certain threshold.

Kazakhstan and UAE are members of the IF. Cyprus is not currently a member of the IF, however an announcement issued by the Cyprus Ministry of Finance on October 9, 2021 and with the letters addressed to the European Commission on March 22, 2023 and October 23, 2023 highlighted that Cyprus is in alignment with the principles governing the two-pillar plan of the IF’s agreement. See “Taxation – Material Cypriot Tax Considerations – Taxation of a Cyprus Tax Resident Company”.

UAE has officially announced the intention to implement Pillar Two rules. On November 24, 2023 UAE issued a Federal Decree-Law No. 60 of 2023 to facilitate the implementation of Pillar Two into domestic legislation. However, before that in September 2023 the Ministry of Finance of the UAE during the Regional Forum on the Global Minimum Tax, hosted together with the OECD, made an informal announcement that UAE would like to hold a public consultation on Pillar Two in the first half of 2024 in order to discuss the impact of these rules on UAE businesses and therefore the Pillar Two implementation will be postponed until at least 2025.

Kazakhstan has not yet made any public statements regarding its plans for the introduction of Pillar Two concepts. Therefore, it is currently unclear how this initiative will be addressed in the UAE and Kazakhstan tax legislation, what will be the effect from these initiatives and how they will impact on our business and operations.

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

Introduction of economic substance requirements in UAE may adversely impact our business.

As part of the UAE’s commitment as a member of the OECD Inclusive Framework to addressing concerns around harmful tax practices, on April 30, 2019 the Ministry of Finance of the UAE issued Cabinet of Ministers Resolution No. 31 of 2019 (replaced by Cabinet of Ministers Resolution No. 57 of 2020 on August 10, 2020), introducing economic substance requirements (ESR) in UAE, with the effect from January 1, 2019. Furthermore, on September 11, 2019 the Ministry of Finance of the UAE also issued Guidance on the application of ESR Regulations (Ministerial Decision No. 215 of 2019, which was replaced by Ministerial Decision No. 100 of 2020 on August 19, 2020). Although the Guidance provides explanation on various issues concerning the application of ESR rules in UAE not clearly stated in ESR Regulations, some issues still require further guidance and more extensive clarification from regulatory authorities.

According to ESR Regulations, UAE entities that carry out one or more Relevant Activities (such as banking, insurance, investment fund management, leasing and financing, headquarters, shipping, holding company, intellectual property holding, distribution and service center activities) and derive Relevant Income from such activities must demonstrate adequate economic substance in UAE consistent with activities they undertake (“Economic Substance Test”). In order to comply with the Economic Substance Test the following key requirements must be met by UAE entities: (i) the entity must conduct Core Income-Generating Activities (“CIGA”) in the UAE; (ii) the Relevant Activity must be managed and directed in the UAE; (iii) the entity must have an adequate number of qualified employees, incur adequate operating expenditure, and have an adequate physical presence (e.g. premises) in the UAE. Also, UAE entities are required annually to fulfill certain reporting obligations. Failure to comply with ESR Regulations may result in various administrative penalties and other administrative actions, including the suspension, revocation or non-renewal of the UAE entity’s business license.

There is an uncertainty as to key requirements for confirmation of the adequate economic substance in UAE. ESR Regulations do not provide an exhaustive list of all CIGAs associated with a specific Relevant Activity, as well as do not specify clear criteria for determining whether another ESR are duly satisfied by a particular UAE entity given the nature and level of the Relevant Activity being carried out by such entity in the UAE (for example, it is unclear what number of qualified employees or amount of operating expenditures are considered to be adequate to meet the Economic Substance Test). We have subsidiaries in UAE engaged in operating activities and therefore cannot exclude that we might be subject to additional costs and/or tax liabilities resulting from the said requirements, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in the UAE tax system, the introduction of income tax and transfer pricing rules could adversely affect our business in UAE.

On December 9, 2022 Federal Decree-Law No. 47 of 2022 “On the Taxation of Corporations and Businesses” was published by the Ministry of Finance of the UAE, which established income tax and transfer pricing (“TP”) rules in the UAE. The Corporate Tax Law provides the legislative basis for the introduction and implementation of a Federal Corporate Tax in the UAE and is effective for financial years starting on or after June 1, 2023.

During 2023 the Ministry of Finance of the UAE issued various Cabinet and Ministerial Decisions clarifying on many key aspects of application of the newly introduced Corporate Tax Regime in the UAE. However, it also leaves a number of areas that remain to be fully clarified in subsequent Cabinet and Ministerial Decisions and tax authority guidance.

Under the Corporate Tax Law, UAE entities that are incorporated or effectively managed and controlled in the UAE are considered Taxable Persons and are liable to pay Corporate Tax.

The Corporate Tax Law also imposes an obligation to pay Corporate Tax on residents of Free Zones. A Free Zone Person that is a Qualifying Free Zone Person is subject to Corporate Tax at 0% rate on Qualifying Income and at 9% rate on Taxable Income that is not Qualifying Income. The conditions to be considered a Qualifying Free Zone Person include, among others, maintaining adequate substance, deriving Qualifying Income, complying with transfer pricing provisions, preparing audited financial statements and not electing to be subject to Corporate Tax. All Free Zone entities are required to register and file a Corporate Tax Return, irrespective of whether they are a Qualifying Free Zone Person or not.

Furthermore, the UAE Corporate Tax Law contains several articles relating to TP. The key points covered under the Corporate Tax Law are summarized below:

●	Transactions with related parties and connected persons must meet the arm’s length principle.
●	TP methods, broadly in line with the OECD TP Guidelines, are introduced.
●	Definitions of ‘Related Parties’, ‘Control’ and ‘Connected Persons’ are covered.
●	Concept of TP adjustments, including corresponding adjustments and potential mechanisms, is provided.
●	Taxpayers to prepare TP documentation (disclosure form, master file, local file).

On April 27, 2023 the Ministry of Finance of the UAE issued the Ministerial Decision No. 97 of 2023 containing conditions for maintaining TP documentation (master file and local file) in compliance with the requirements set under the UAE Corporate Tax Regime. Later, on October 23, 2023 the UAE Federal Tax Authority issued a comprehensive TP Guide, bringing clarity on the application of the arm’s length principle. The TP Guide provides a detailed guidance on how to apply the UAE TP regulations and contain multiple examples helping to understand several complicated TP areas, but as referenced in the Guide, it is not a legally binding document and does not provide a definitive answer in every case.

The provisions put forward in the UAE Corporate Tax Law build from best practices globally and incorporate principles that are internationally known and accepted. However, there are still some questions that remain to be answered. It also leaves a number of areas that remain to be fully clarified in subsequent Cabinet and Ministerial Decisions and tax authority guidance. Newly established Corporate Tax regime could have profound implications on the flow of our business in UAE but we do not know what other changes and additions will be made to the Corporate Tax Law, what will be the requirements and issues of local tax authorities. This could adversely affect our business in UAE.

In addition, on January 1, 2018 the Federal Decree-Law No. 8 of 2017 implemented Value Added Tax (“VAT”) in UAE at the rate of 5%. Under the VAT legislation, all taxable persons are required to register for VAT purposes provided that their taxable supplies and imports exceed certain VAT registration threshold. Our UAE subsidiaries were exempted from VAT registration as they had only zero-rated supplies. However, since they recently started making local supplies, which are taxable at 5% VAT rate, they will have to apply for VAT registration and comply with all their VAT obligations. We cannot exclude that the UAE Federal Tax Authority might request our UAE subsidiaries to submit VAT returns, as well as to pay outstanding VAT and penalties, for the period preceding the VAT registration date when the VAT registration exception was applied. Such additional tax liabilities could have a material adverse effect on our business, financial condition and results of operations.

Weaknesses and changes in the Kazakhstan tax system could materially and adversely affect our business and the value of investments in Kazakhstan.

We are subject to a broad range of taxes and other compulsory payments, including, but not limited to, profits tax, VAT and social contributions. Tax laws, namely the Tax Code of Kazakhstan, have been in force for a short period relative to tax laws in more developed market economies, and the implementation of these tax laws is still unclear or inconsistent. Historically, the system of tax collection has been relatively ineffective. The Kazakhstan tax laws and regulations are subject to frequent changes, varying and contradicting interpretations and inconsistent and selective enforcement. Although the quality of Kazakhstan tax legislation has generally improved since the introduction of the Tax Code, the possibility exists that Kazakhstan may impose arbitrary or onerous taxes and penalties in the future, which could adversely affect our business, financial condition and results of operations.

Since Kazakhstan tax laws and regulations are constantly changing and some of their provisions relating to the aforementioned taxes are comparatively new, interpretation of these laws and regulations is still unclear. In practice, taxpayers may request private clarifications from the tax authorities to specific queries with respect to particular situations, but such clarifications are not binding on both the taxpayers and tax authorities and may not be used for defending the taxpayers’ position in the court. Therefore, there can be no assurance that the tax authorities will not take positions contrary to those set out in such clarifications. Also, due to the numerous gaps and contradictions existing in Kazakhstan tax legislation, there are differences in interpretation of the same provisions of laws between taxpayers, tax authorities or courts. The current practice is that the tax authorities and courts generally interpret the tax laws in ways that do not favor taxpayers. Furthermore, in the absence of binding precedent, court decisions on tax or other related matters, made by different courts on the same or similar circumstances, may also be inconsistent or contradictory.

Starting from 2018, a number of amendments have been made to the Kazakhstan tax legislation, introducing significant changes to transfer pricing rules, application of the beneficial ownership concept, tax administration procedures, tax rates, etc. Moreover, currently the adoption of a new Tax Code is being actively discussed in Kazakhstan. It is expected that the new Tax Code could be enacted in 2025. However, it is still unclear what changes will be introduced by such new Tax Code in the existing tax system of Kazakhstan and how they could affect our business in future.

There can be no assurance that the Tax Code of Kazakhstan will not be changed in a manner adverse to the stability and predictability of the tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on us. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of our tax liabilities. There is no assurance that we would not be required to make substantially larger tax payments in the future, which may adversely affect our business, financial condition and results of operations.

Introduction of the new rules in Kazakhstan for exercising tax due diligence could have an adverse impact on us.

On May 22, 2023, the Ministry of Finance of Kazakhstan published a draft Order “On approval of the Rules for the exercise by taxpayers (tax agents) of tax due diligence (a pilot project)”. The Rules were developed in order to assist taxpayers (tax agents) to exercise their right established by the Tax Code of Kazakhstan to obtain information on reliability and good faith of counterparties from the information system maintained by the Ministry of Finance of Kazakhstan.

Eventually the draft Order was not approved and on October 16, 2023, the new draft Order “On approval of the Rules and timeline for implementation of a pilot project for taxpayers to exercise tax due diligence” was submitted by the Ministry of Finance of Kazakhstan for public discussion. The updated Rules provide that all suppliers will be divided into the “green” zone (low risk) and “red” zone (high risk) based on the data contained in the information system “Register of Business Partners” (RBP). Transactions with supplier from the “red” zone might result in increased tax risks for the taxpayer. The pilot project is expected to be implemented on the whole territory of Kazakhstan starting from the date of its official publication until the end of 2024 year. Participation of all taxpayers in the pilot project will be carried out on a voluntary basis.

The Rules in fact introduce the procedure for performing tax due diligence to the Kazakhstan tax legislation, however there are still some issues that remain unclear. Therefore, it cannot be excluded that these new Rules could be applied by the tax authorities in a manner that is unfavorable to taxpayers. Furthermore, the implementation of this pilot project demonstrates the increased attention of the tax authorities to the issues of verification of counterparties and identification of transactions with bad faith counterparties. In view of this trend and taking into the account the uncertainties with application of the Rules, this could possibly expose our Kazakhstan subsidiary to significant fines and penalties and to enforcement measures, despite our best efforts at compliance, and could result in a greater than expected tax burden.

Our companies are subject to tax audits by the tax authorities which may result in additional tax liabilities.

The tax authorities in many countries (including Cyprus, UAE and Kazakhstan) are regularly conducting tax audits to detect non-compliance of taxpayers with the local tax laws and regulations.

In Cyprus the tax authorities could initiate a tax audit at any time within six years from the end of the tax year, in which the relevant tax return was submitted (or twelve years in cases of established fraud or willful default). In UAE the standard statute of limitation for tax audits is five years, however, it could be extended to fifteen years in case of tax evasion.

In Kazakhstan, starting from January 1, 2020, most taxpayers are subject to tax audits for a period of three calendar years immediately preceding the year in which the decision to conduct the audit is taken. The five-year statute of limitation period applies to several specific categories of taxpayers such as large taxpayers, subsurface users, etc. In some cases, the statute of limitation period could be extended, for example, for transfer pricing matters the seven-year statute of limitation period could apply.

In recent years the Kazakhstan tax authorities in the course of tax audits are focusing more closely on cross-border transactions, especially when various types of services (IT related, design, training, etc.) are provided to Kazakhstan companies by non-resident companies, trying to reclassify such services as license for withholding tax purposes. Generally, remuneration for rendering of services is exempt from withholding tax in Kazakhstan, while a royalty is subject to withholding tax at 15% rate or a reduced rate under the applicable double tax treaty of Kazakhstan. As a consequence, such reclassification may result in significant additional tax liabilities for Kazakhstan taxpayers. The ongoing court practice confirms that it is a common practice that the tax authorities successfully reclassify services agreements as license agreements and challenge application of the exemption from withholding tax on services.

Our companies are regularly undergoing tax audits, which may result in additional costs to our Group if the relevant tax authorities conclude that our companies did not satisfy their tax obligations in any given year. Such audits may also impose additional tax burdens on our Group by diverting the attention of management resources. The outcome of these audits could have a material adverse effect on our business, financial condition and results of operations.

Kazakhstan transfer pricing legislation may require pricing adjustments and additional tax liabilities with respect to controlled transactions.

The existing transfer pricing rules were introduced to the Kazakhstan legislation by the Law № 67-IV “On transfer pricing” dated July 5, 2008 with the effect from January 1, 2009. Under these rules the Kazakhstan tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions (so-called “controlled” transactions). The list of transactions, being subject to transfer pricing control, includes all cross-border business transactions, irrespective of whether transactions are made between related parties or not, and certain domestic transactions that are directly related to cross-border business transactions. For the purposes of transfer pricing control cross-border business transactions cover (i) export and import of goods, (ii) performance of work or provision of services where one of the parties is a non-resident operating in Kazakhstan without creating a permanent establishment, and (iii) sale of goods, performance of work and provision of services by residents outside of Kazakhstan.

All taxpayers engaged in transactions that are subject to transfer pricing control in Kazakhstan are required to maintain transfer pricing documentation substantiating the arm’s length nature of prices applied in controlled transactions and provide such documentation to the tax authorities upon their request. The transfer pricing documentation could be requested by the tax authorities at any time and, if requested, must be provided by the taxpayer within 90 calendar days.

According to the OECD recommendations, starting from 2018, three-tiered documentation requirements for MNE groups were introduced to the transfer pricing legislation of Kazakhstan (including CbCR requirements, which applied retrospectively from January 1, 2016). These amendments require MNE groups with consolidated revenues of over certain threshold to submit annual CbCR and certain other reporting forms detailing MNE groups operations (locally and globally, respectively), as well as transfer pricing methodologies applied to intra-group transactions. Thus, if we reach the reporting threshold established for the consolidated revenue of the group (not less than 750 million euros if parent company for CbCR purposes is regarded as Kazakhstan tax resident or over relevant threshold established in any other jurisdiction as applicable) we may be liable to submit relevant CbCR. It is unclear at the moment how the above measures will be applied in practice by the Kazakhstan tax authorities and courts.

On November 6, 2023 the Majilis Committee on Finance and Budget presented the draft law “On introduction of amendments and additions to certain legislative acts on transfer pricing issues”. The draft law is aimed generally at strengthening transfer pricing control and proposes to improve three-tiered documentation requirements, change approach to determining of market prices, expand the list of transactions subject to transfer pricing control and some other amendments. Currently, it is unclear when the new law will be adopted and how it could affect our business in Kazakhstan.

Due to the uncertainty and developing practice of application of the Kazakhstan transfer pricing legislation and some unpredictable effect of possible further changes in Kazakhstan tax legislation the tax authorities may challenge the level of prices applied by the Group under the controlled transactions (including certain intra-group transactions of our Kazakhstan subsidiary) or challenge the methods used to prove prices applied by the Group, and as a result accrue additional tax liabilities. If additional taxes are assessed with respect to these matters, they could have a material adverse effect on our business, financial condition and results of operations.

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

On 30 June 2022 the Cyprus Parliament passed a law introducing detailed transfer pricing legislation, with effect from 1 January 2022, explicitly incorporating the OECD Transfer Pricing Guidelines under legislation in Cyprus. As a result, the Transfer Pricing rules are legislatively implemented and it is now a requirement to justify full compliance with the arm’s length principle on controlled transactions through appropriate documentation. See “Taxation – Material Cypriot Tax Considerations – Arm’s length principle”, “Taxation – Material Cypriot Tax Considerations – Transfer Pricing”.

We cannot exclude that the Cyprus Tax Authorities may challenge the arm’s length principle applied to transactions with our related parties and therefore additional tax liabilities may accrue. If additional taxes are assessed with this respect, they could have a material adverse effect on our business, financial conditions and results of operations.

We may encounter difficulties in obtaining lower rates of Kazakhstan withholding income tax envisaged by the Cyprus-Kazakhstan double tax treaty for dividends distributed from Kazakhstan.

Dividends paid by a Kazakhstan legal entity to a foreign legal entity are generally subject to Kazakhstan withholding income tax at a rate of 15%, although this tax rate may be reduced under an applicable double tax treaty. We intend to rely on the Cyprus-Kazakhstan double tax treaty. The Cyprus-Kazakhstan double tax treaty allows reduction of withholding income tax to 5% on dividends paid by the Kazakhstan company, being a beneficial owner of such dividends, to a Cypriot company provided that the Cypriot company holds directly at least 10% of the capital of the Kazakhstan company paying the dividends. MLI was signed and ratified by both countries, however it is currently not applied to the Cyprus-Kazakhstan double tax treaty.

Furthermore, under the Tax Code of Kazakhstan double tax treaty benefits are only available to the recipient of dividends from Kazakhstan sources, if such recipient is the beneficial owner of the relevant income. Foreign entities that do not qualify as beneficial owners may not claim double tax treaty relief even if they are residents in a double tax treaty country. The beneficial owner is defined in the Tax Code as a person that has the right to own, use, and dispose the income and does not act as an intermediary in respect of such income, including as an agent, nominal holder. Therefore, a tax agent, i.e. the payer of income, in addition to a certificate of tax residency should obtain a confirmation from the recipient of the income that it is the beneficial owner of the income. To date, there is still no approved or recommended format of such confirmation letter and (or) the precise list of documents to be obtained from the recipient of income claiming the beneficial owner status. In addition, it is unclear how the beneficial ownership concept will evolve in Kazakhstan in the future. As a result, there is a risk that the tax authorities of Kazakhstan may challenge the beneficial ownership status of the foreign recipient of dividends and disallow application of the reduced tax rate under the Cyprus-Kazakhstan double tax treaty. Such tax implications could have a material adverse effect on our business, financial condition and results of operations.

We may be deemed to be a tax resident outside of Cyprus.

According to the provisions of the Cyprus Income Tax Law, a company is considered to be a resident in Cyprus for tax purposes if its management and control is exercised in Cyprus. The concept of “management and control” is not defined in the Cypriot tax legislation. For more details in relation to tax residency in Cyprus see “Item 10.E Taxation – Material Cypriot Tax Considerations – Cyprus Tax residency of a company”. On 9 December 2021, the Cyprus Parliament voted to pass into law two bills for amending the Cyprus tax legislation in order to address aggressive tax planning, one of which being the introduction of a corporate tax residency test based on incorporation in addition to the existing “management and control” test.

If we are deemed not to be a tax resident in Cyprus, we may not be subject to the Cypriot tax regime other than in respect of Cyprus sourced income and we may be subject to the tax regime of the country in which we are deemed to be a tax resident. Further, we would not be eligible for benefits under the double tax treaties entered into between Cyprus and other countries.

Most of the double tax treaties in force between Cyprus and other countries provide that a company shall be deemed to be a tax resident of the state in which the place of effective management of the company is situated. In case both states claim the tax residency of the company, the process of determining the effective management will be achieved through the two states endeavoring to determine the place of effective management by mutual agreement having regard to all relevant factors.

We may be classified as a passive foreign investment company (“PFIC”) for US federal income tax purposes, which could result in adverse US federal income tax consequences to US Holders of our ADSs or ordinary shares.

Subject to the “once a PFIC, always a PFIC” rule described below, we will be classified as a PFIC in any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income or (ii) the average percentage of our assets (generally based on a quarterly average) held by us during such taxable year that produce passive income, or are held for the production of passive income, is at least 50%. For additional information regarding this determination, see “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Companies; PFIC Classification Rules”.

Based on the composition of our income and assets, we believe that we were classified as a PFIC for our taxable years ended December 31, 2022, and December 31, 2023. The application of the PFIC rules is subject to uncertainty in several respects, and, subject to the “once a PFIC, always a PFIC” rule described below, we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. Accordingly, there can be no assurance regarding our PFIC status for any taxable year.

Pursuant to a rule commonly known as the “once a PFIC, always a PFIC” rule, unless certain elections are made, a foreign corporation that is considered a PFIC at any time during the holding period of a US Holder generally continues to be treated as a PFIC with respect to such US Holder, even if the PFIC tests described above are no longer met in subsequent taxable years.

If we are a PFIC for any taxable year during which a US Holder (defined below) holds our ADSs or ordinary shares, such US holder may be subject to certain adverse US federal income tax consequences. See “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Companies; Generally Applicable PFIC Tax Regime”.

Pursuant to certain attribution rules, if we are a PFIC, a US Holder will also be deemed to own, indirectly, such US Holder’s proportionate share of any of our non-US subsidiaries that is also a PFIC (a “Subsidiary PFIC)” and generally will be subject to the PFIC rules with respect to certain “indirect distributions” and “indirect dispositions” with respect to such indirectly owned Subsidiary PFICs. For additional information regarding the application of the PFIC rules with respect to Subsidiary PFICs, see “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Companies; Subsidiary PFICs”.

If our ADSs are considered to be “marketable stock” a holder our ADSs may potentially be able to make a mark-to-market election, in which case special rules will apply. Because of the trading held imposed on our ADSs, we believe that our ADSs are not currently considered to be marketable stock for which a mark-to-market election may be made. A mark-to-market election may not be made with respect to our ordinary shares. For additional information regarding the mark-to-market election, see “Taxation – United States Federal Income Tax Considerations – Passive Foreign Investment Companies; Elective Mark-to-Market Regime”.

We do not intend to provide the information necessary for a US holder to make a qualified electing fund election with respect to our ADSs or ordinary shares.

If a US Holder owns our ADSs or ordinary shares during any taxable year in which we are considered a PFIC, such US Holder may be subject to certain reporting obligations with respect to our ADSs or ordinary shares and also any Subsidiary PFICs.

The PFIC rules are extremely complex. Each US Holder should consult its own advisor with respect to the US federal income tax consequences of holding and disposing of our ADSs or ordinary shares.

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

While trading in our ADSs has been halted by Nasdaq and trading in our ADSs on the Moscow Exchange is subject to certain limitations, our ADSs have historically traded on both Nasdaq and the Moscow Exchange. See “– Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although Nasdaq Hearings Panel granted the request of the Company to continue its listing on the Nasdaq Global Select Market, subject to successful divesture of Russian assets and compliance with all continued listing requirements pursuant to Listing Rule 5505 after the corporate restructuring, there can be no assurance that we will meet those listing requirements or that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations and risks”. Prior to the trading halt, trading in our ADSs on these markets occurred in different currencies (US dollars on Nasdaq and Russian rubles on the Moscow Exchange) and at different times (due to different time zones, trading days and public holidays in the US and Russia). The trading prices of our ADSs on these two markets may differ due to these and other factors. The liquidity of trading in our ADSs on the Moscow Exchange is limited and has been even more limited due to the lingering stock market infrastructure issues resulting from the EU sanctions in relation to NSD, which made it impossible to settle ADSs between the markets. If the trading halt and restrictions are lifted, inherent limited liquidity of our ADSs on the Moscow Exchange may impair your ability to sell your ADSs on the Moscow Exchange at the time you wish to sell them or at a price that you consider reasonable. In addition, trading of a small number of ADSs on that market could adversely impact the price of our ADSs significantly and could, in turn, impact the price in the US. Any decrease in the trading price of our ADSs on one of these markets could cause a decrease in the trading price of our ADSs on the other market. Additionally, as there is no direct trading or settlement between the two stock markets, there can be no assurance that ADSs resume to move between markets in the current market environment.

Future sales of ADSs or ordinary shares by significant shareholders could cause the price of our ADSs to decline.

If the significant shareholder sells, or indicate an intent to sell, substantial amounts of our ADSs or ordinary shares, including both class A shares and class B shares, in the market, the trading price of our ADSs could decline significantly. We cannot predict the effect, if any, that future sales of these ADSs or ordinary shares or the availability of these ADSs or ordinary shares for sale will have on the market price of our ADSs. As of the date of this annual report, we have outstanding 62,712,975 ordinary shares, including those represented by ADSs. Our shares that are not currently represented by ADSs could generally be added into our ADS program in relatively short order, subject to applicable securities laws restrictions. The only significant shareholder (see “ Item 7.A Major Shareholders”) has certain registration rights and are able to cause us to conduct registered offerings. A significant sale of our securities by any of these holders or any other future owner of a substantial stake in our company could have a detrimental effect on the trading price of our ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

If the depositary for our ADS facility terminates the deposit agreement, this may materially adversely affect the holders of our ADSs.

The depositary for our ADS facility, The Bank of New York Mellon, has the right to terminate the deposit agreement at any time on 90 days’ notice, provided that the depositary has given us a resignation notice and a successor depositary has not been appointed within 60 days. In addition, in the event that our ADSs are ultimately delisted from Nasdaq and are not listed on another stock exchange, nor is there a symbol available for over-the-counter trading of ADSs in the U.S., the depositary will have the right to terminate the deposit agreement on 90 days’ notice, whether or not a resignation notice has been previously given by the depositary.

In light of the current geopolitical circumstances, we can provide no guarantee that the depositary will not resign or will not exercise its right to terminate the deposit agreement if we are delisted from Nasdaq and other relevant conditions are met. If the depositary resigns, it may be difficult or impossible to identify a successor depositary that is able to manage our ADS program at the same level as the current depositary, or at all.

If the current depositary seeks to terminate the ADS facility, the holders of ADSs will be entitled to convert them into our ordinary shares. The mechanics and timing relating to how the ADSs will be converted into the underlying shares remain uncertain for investors who hold their ADSs through the Russian National Settlement Depository. Any ADSs that have not been converted into ordinary shares before termination of the deposit agreement will be cancelled upon such termination, and the depositary will be entitled to sell the underlying ordinary shares. Any such sales may take a substantial amount of time and be at prices materially below the intrinsic value of our ordinary shares. The mechanics and timing relating to how proceeds from such sale will be distributed to the former holders of the ADSs remain unclear.

Investors in our ADSs may have limited recourse against us, our directors and executive officers because we conduct our operations outside the US and most of our current directors and executive officers reside outside the US.

Our presence outside the US may limit investors’ legal recourse against us. We are incorporated under the laws of the Republic of Cyprus. All of our current directors and senior officers reside outside the US. Substantially all of our assets and the assets of our current directors and executive officers are located outside the US. As a result, investors may not be able to effect service of process within the US upon our company or its directors and executive officers or to enforce US court judgments obtained against our company or its directors and executive officers in Cyprus or other jurisdictions outside the US, including actions under the civil liability provisions of US securities laws. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions outside the US, liabilities predicated upon US securities laws. These limitations may deprive investors of effective legal recourse for claims related to their investment in our ADSs.

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

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. Furthermore, due to sanctions, effectuating ownership changes on the stock ledger and any payments, may be limited or prohibited.

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

JSC QIWI was incorporated in Russia in January 2004, and its key business functions include the provision of payment processing services as well as development and maintenance of our physical distribution network. Over the years we have built a successful business developing both exisiting operations and applying non-organic growth via M&A activities, including:

-	acquisition of CONTACT money transfer system (2010),
-	acquision of Rapida payment processing system (2015),
-	acquision and disposal of SOVEST consumer-lending business (2016-2020),
-	acquision of Flocktory SaaS platform for customer lifecycle management and personalization (2017),
-	acquision and disposal of Tochka digital banking service focused on offering a broad range of services to small and medium-sized businesses (2018-2021)
-	launch of ROWI project, which develops factoring financing and digital bank guarantee products (2021)
-

EMI (Electronic Money Institution) license in UK for our ContactPay Solution Ltd., a subsidiary in UK, that enables us to provide payment services to consumers, merchants and partners throughout the European Union (2021)

-	acquision of Taxiaggregator SaaS platform that provides payment solutions and data analytics tool for taxi companies and taxi drivers (2022)
-	acquision of IntellectMoney, a payment solutions provider for the e-commerce market (2022)
-	several investments in an innovative fintech company that provides financial services for underbanked customers mainly in the Middle East and North Africa (MENA) region (2022 and 2023)
-

acquision of RealWeb a full-cycle digital marketing service provider, which offers clients with context and media advertising management services, social network presence, programmatic, CPA and mobile marketing type of services (2022)

In 4Q 2022, we presented Sustainable Development Strategy and released our inaugural 2021 Sustainable Development Report prepared in accordance with the GRI standards. QIWI aims to create adaptive fintech solutions that connect companies and millions of people in a changing world.

In 2023 QIWI announced the process of corporate restructuring. The company completed the consolidation of Russian-based assets under JSC QIWI and sold its entire stake to the former CEO of QIWI plc, Andrey Protopopov in January 2024. See “Item 7.B Related Party Transactions – Management Buyout” and “Item 3.D Risk Factors – Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”. As a result of the transaction, QIWI primarily focuses on developing its payment and financial services business in Kazakhstan (including payment acceptance through kiosks, mass payouts, internet acquiring, payment gateways, digital wallet, etc.), payment processing business in the growing region of UAE, and a range of investments in fast-growing fintech companies in the MENA, SEA and EU regions. We are also actively analyzing opportunities for non-organic growth through M&A in the payment and financial sectors, where we have many years of expertise. See “Item 3.D Risk Factors – We may not be able to complete or integrate successfully any potential future acquisitions, partnerships or joint ventures”.

Our principal executive office is located at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus. Our telephone number at this address is: +357-22-653390. Our registered office is at the same address.

The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. Our website address is qiwi.global. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this Annual Report. References herein to the company’s websites shall not be deemed to cause such incorporation.

For a description of our principal capital expenditures and divestitures for the three years ended December 31, 2023 and for those currently in progress, see “Item 5. Operating and Financial Review and Prospects”.

For a description of the rules and regulations under which we are governed, see “Item 4.B Business Overview - Regulation”.

B.	Business Overview

We are an innovative provider of cutting-edge fintech services. For over 20 years we have been at the forefront of fintech innovation to facilitate and secure digitalization of payments and take care of the financially underserved clients. Our mission is to create adaptive fintech solutions that connect companies and millions of people in a changing world.

We offer a wide range of products through our payment services ecosystem for merchants, including products for the leading B2B markets: e-commerce, taxi, payouts for outstaff and self-employed, and B2C clients across various digital use cases. We also have several startup projects at various stages of development and investments in rapidly growing fintech businesses in the MENA regiona and EU.

We have an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ our infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs.

We continuously strive to broaden the scope of services, products, and use cases that we offer our customers and partners and aim to penetrate new market niches where our offering could be a fit. We believe the complementary combination of our physical and virtual payment services as well as our open infrastructure provide differentiated convenience to our customers and create a strong network effect that drives payment volume, scale across the business and helps us sustain robust profitability.

We operate in and target growing markets and segments that lack convenient digital solutions for customers and partners to pay or accept payments for goods and services, transfer money or use other financial tools in online, mobile and physical environments or that are largely cash-based. We help consumers, merchants and partners connect more efficiently in these markets by providing an integrated network of digital wallets, applications, acquiring and physical distribution points as well as payment gateways and methods that enable consumers to use differentiated funding sources to pay to any merchant or to another user in or outside of our network or access other services quickly and securely through a variety of interfaces.We believe our expertise, infrastructure and efficient business model make us well positioned to benefit from strong secular tailwinds, including growth of the gig economy, overall digitalization of payments, and e-commerce trends.

Our platform and products provide simple and intuitive user interfaces, convenient access, quick on-boarding and high-quality services combined with the reputation and trust associated with our brands. In Kazakhstan and certain other countries, our brand is well known and our digital solutions as well as our kiosks provide differentiated access to alternative payment infrastructure for our customers there. We believe that the popularity and usage of our financial services in the emerging markets is increasing, with these services well regarded by our customers.

We distribute our payment services primarily through our virtual products, most notably our digital wallet, which enables consumers to access, make and receive payments through their computers or mobile devices. Our customers can seamlessly create an online account, or digital wallet through a variety of interfaces where they can store money, deposited from cash or funded from other sources, such as cards, bank accounts, mobile phone balances or money transfers to make payments and purchases at any time or they can make cash payments directly through our physical distribution network. Our services also allow various merchants, including leading digital entertainment and online service providers and retailers, financial institutions, MNOs, and utilities, to accept payments via our network, enabling them to attract more consumers, generate more sales and get paid faster and more easily or use other services such as acquiring. Our partners can also use our infrastructure to create sophisticated payment solutions and use various payment tools we provide to service their operations. Our payment infrastructure offers diversity and flexibility that helps us deliver convenient solutions and satisfy the needs of a broad range of customers.

Moreover, our payment solutions target a variety of use cases creating an ecosystem that can be used to meet the diverse needs of our customers. These use cases include secure peer-to-peer and card-to-card money transfers for friends splitting lunch or self-employed people collecting money for their services – light solution with a variety of upload channels; payment tools for the younger and underbanked population with easy on-boarding, wide acceptance and intuitive interfaces; unique payment tools for gamers and other specialized categories of users; and convenient solutions for payment collection for large, small and very small merchants including customizable capabilities, online acquiring, etc.

We run our network and process our transactions using a proprietary, advanced technology platform that leverages the latest digital, analytics and security technologies to create a fast, highly reliable, secure and redundant system. We believe that our network and product offering, along with the proprietary nature of our technology platform, differentiates us from our competitors and allows us to effectively manage and update our services and realize a strong operating advantage with growth in volumes and diversification of our product offering. Historically, our payment services business has been a major part of our operations and it currently generates most of our revenues and income. We are constantly striving to diversify our product offering and range of services with certain new projects contributing to our payment services business and others aimed at penetrating new areas of the financial services market.

As part of our strategic decision, on January 19, 2024, we entered into an agreement to sell our Russian operations. The sale of the Russian business is expected to pave the path towards fair valuation for QIWI plc and should allow the Company to focus on further growth of its international business both by developing its existing operations and through M&A activities. See “Item 7.B Related Party Transactions”, “Item 5. Impact of geopolitical developments and related sanctions” and “Item 3.D Risk factors - Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”.

In connection with the discontinued Russian operations, the following overview of our products is focused on the current businesses excluding the sold Russian business. For further details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations”of our Audited Consolidated Financial Statements attached hereto. For discussion related to the products applicable to Russian operations refer to “Item 4.B Business Overview” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the United States Securities and Exchange Commission on March 31, 2023.

In order to best reflect our current operational and management structure, we distinguish two key operating segments, as set out below:

●	Payment Services segment, which encompasses our virtual distribution services, including digital wallet and other applications, payment channels and methods; physical distribution, including our kiosks; and our merchant focused services, such as acquiring services;
●	Corporate and Other category, which encompasses expenses associated with the corporate operations of the Group, as well as our R&D, early stage business models or non-core projects, and projects that don’t pass the threshold for qualifying as separate reporting segments.

Payment Services

Payment Services historically have been and continue to be our key business and core area of expertise. We offer our customers and partners unique payment processing infrastructure with easy on-boarding and diverse functionality that works seamlessly across virtual and physical channels and a wide range of accessible, intuitive digital services. We aim to develop a secure and convenient multi-use case platform to help our customers and partners satisfy a full range of their transactional and financial needs, which among others include: acceptance of payments; internet acquiring; payment gateways; advertising services on our kiosks.

Our Payment Network

Consumers and partners access our payment network through two primary channels: 1) virtual distribution, represented by our online products that we operate and 2) our physical distribution, represented by kiosks as well as payment gateways. These two channels are highly synergetic, creating a self-reinforcing network that we believe has been key for the continuing success of our business.

Excluding discontinued operations related to Russian assets, in 2021, 2022, and 2023, we processed RUB 80 billion, RUB 139 billion and RUB 211 billion in payments, respectively.

Virtual Distribution

Overview

We offer our customers and partners a variety of payment products and services, including our core digital wallet product. Digital wallet is an online and mobile payment processing and money transfer system,which allows customers to pay for the products and services of the merchants, and to perform peer-to-peer money transfers using a virtual wallet, which effectively replaces a physical wallet in an online and mobile environment. Using a virtual wallet, its holder can make online purchases and payments through a convenient, secure and intuitive online or mobile interface with multiple payment methods. Digital wallet allows our customers and partners to create and use highly customizable payment solutions built on our infrastructure and covering a wide variety of business and personal needs. We believe our digital wallet is one of the leading virtual wallets in Kazakhstan.

Apart from the broad functionality of our core digital wallet product, we aim to offer our consumers certain additional products and applications that complement or enhance our main value proposition.

We offer our merchants and partners a number of solutions that complement and improve on our basic payment acceptance capabilities. These products include a solution for merchants to connect digital wallet directly to their checkout page and manage their account with us online; acquiring services that enable merchants to get a one stop payment acceptance solution with the majority of means of payments, and certain other infrastructural solutions. Our merchants and partners benefit from our robust infrastructure for customer identification, deposits, payments and transfers, legal and accounting support, AML/CFT controls and fraud monitoring.

We believe that our ability to leverage our technological platform and create convenient infrastructural solutions demanded by our partners and customers is a defining feature of our network that has enabled us to expand our business and penetrate new niches that will continue to fuel our growth going forward.

Our Digital Wallet

With our digital wallet, consumers can create an online account, referred to as a virtual wallet, in which they can store money, whether deposited in cash or funded from a variety of sources such as mobile phone balances, bank accounts, credit or debit cards, or money transfers (including winning repayments and other merchant reloads and peer-to-peer transfers), and use it to make payments, purchases, peer-to-peer transfers or to remit money. To register a virtual wallet, a consumer only needs to have a mobile phone number to which the account is linked. See also “Item 3.D Risk factors - Our risk management and compliance systems may not be sufficient to prevent unintentional violations of anti-corruption, anti-bribery, anti-money laundering, sanctions and other relevant laws and regulations in Kazakhstan, UAE and other jurisdictions in which we operate”.

We believe that a key part of our service offering is consumer convenience and ease of use. Digital wallet is available through a variety of interfaces, including mobile applications, its own website, touch-screens of our kiosks, and merchant websites. An increasing share of consumers are accessing digital wallet through our mobile applications rather than through our own website (which was historically the most popular interface), or our kiosk network. Nevertheless, kiosks remain an important channel for consumers to load and reload their wallet accounts, which we believe highlights the synergies between our physical and virtual distribution.

The account loading process is simple and intuitive regardless of the interface that the consumer uses to access digital wallet. Normally, a consumer just needs to enter the unique identification number of his or her virtual wallet and indicate the amount and source of money he or she wishes to load to the account. Likewise, while the process of making a payment through the digital wallet may vary slightly depending on the interface, we believe it is intuitive.

We offer downloadable digital wallet applications for the most popular mobile and digital platforms and devices and support major mobile operating systems, including Android, iOS and other. We believe that these efforts are a vital part of our overall strategy and serve to increase our consumer base.

How Our Virtual Wallet Works

Payments made through the digital wallet can be categorized into push payments and pull payments. A push payment is a payment initiated by the consumer from the digital wallet interface. Typical push payments include money remittance transactions, utility payments or mobile top-ups. After entering the digital wallet through one of its secure interfaces, a consumer is required to select the name of the merchant from hyperlink icon menu or using the search function, and then to type in the payment amount. Consumers are not subject to a fee when making most payments through the digital wallet. Additionally, consumers are able to link their bank cards to their digital wallet accounts to make online payments without divulging their bank card details on merchant websites, decreasing the perceived risk of fraud associated with online payments. Payouts to the digital wallet made by the partners and merchants we serve are also mostly push payments.

A pull payment is a payment initiated by the consumer from a merchant interface, typically a merchant website through which the consumer makes a purchase. Usually a pull payment includes payments to e-commerce merchants. During the check-out process on a merchant website, the consumer chooses digital wallet as a payment method and is re-directed to a digital wallet web page. Next, if the consumer is already registered with the digital wallet, he or she is prompted to enter his or her mobile phone number to which his or her digital wallet account is linked and his or her digital wallet password. If the consumer is not yet registered with digital wallet, our system automatically generates a virtual wallet once the mobile phone number is entered. A registered digital wallet user is then required to select a source of funds to be used, including the prepaid balance of the digital wallet account, a bank card previously linked to the digital wallet account, or his or her mobile phone account. The consumer may also select a deferred payment option, with our system generating an electronic invoice from the merchant to the consumer, which is stored in the consumer’s virtual wallet and can be paid at a later stage. After a payment option is chosen, the consumer is required to confirm the transaction, and then the funds are withdrawn from the source the consumer has selected and transmitted to the merchant. The only option available to consumers who did not have a digital wallet account previously is the deferred payment option. Once the consumer loads his or her newly registered digital wallet or links a bank card to it, the invoice can be confirmed and paid, and then the transaction is completed.

Our Reload Channels

Digital wallet accounts can be reloaded through most payment methods available on the market, including making cash deposits at any of our kiosks or third-party kiosks, via bank cards and accounts, mobile phone balances, online banking and retail or through peer-to-peer wallet transfers. Digital wallet also benefits from access to our own network of kiosks, which is the large cash-reload network in Kazakhstan. In some cases, digital wallet accounts can be reloaded by our merchants or partners, for example when betting merchants are paying out winnings to our users, taxi companies are making payouts to taxi drivers or when microfinance organizations are issuing loans to wallet accounts. These latter reload channels are becoming consistently more important for us as we develop different infrastructural solutions based on our services, creating an ecosystem that is able to satisfy a wider range of payment and financial service needs of our customers. We believe that by offering the convenience of reloading through a variety of sources, we increase the likelihood of consumers using our digital wallet and other services that we offer as well as the adoption of such services.

Our kiosks historically have been the primary means that consumers use to reload their digital wallet accounts. Previously, percentage of reloads made through bank cards, mobile phone balances and directly from bank accounts was not the main method of reloading. However, in the recent years we observed increase in the proportion of non-cash reload channels as well as the growing share of top ups through different payout mechanisms due to the diversification of the payment infrastructure and product offering as well as overall market trend towards digitalization of payments (see “Item 3.D Risk Factors - A decline in the use of cash as a means of payment or a decline in the use of kiosks may result in a reduced demand for our services”).

Physical distribution

Overview

Excluding discontinued operations related to Russian assets, in 2021, 2022 and 2023 we had approximately 19,600, 15,700 and 14,200 kiosks in our network as of year-end, respectively (for a discussion of the dynamics of the number of kiosks please see “Item 5.A Operating Results – Key Measures of Financial and Operational Performance”). These kiosks run our proprietary software, which provides the customized interfaces that display our broad range of payment services and ensure the connectivity to our processing platform.

We have deployed our network of kiosks using a proprietary agent model. Under this model, kiosks are assembled by third-party manufacturers using our proprietary specifications and are then purchased by over 1,500 agents responsible for placing, operating and servicing the kiosks in high-traffic and convenient retail locations (the number of active agents includes only those who own kiosks). For reference, the number of active agents in physical distribution in 2021 and 2022 was 2,750 and 2,163 respectively).

We have created and continue to develop our payment gateways which allow merchants to accept payments from customers for various goods and services. Our partners who deploy such payment gateways integrate this payment solution into their mobile applications and websites. The integration of this payment acceptance product allows our partners to increase monetization of the business through an additional income source, attract new customers and instantly start accepting payments to a large number of merchants.

Our Kiosks

A kiosk is a standalone computer terminal with a touch screen and specialized hardware and software, which enables consumers to make cash payments to merchants or reload their digital wallet. Each kiosk is connected to our network using a dedicated SIM card or via the internet and is equipped with a cash acceptor, a printing device and a transaction recording device, along with a number of other capabilities in some cases. Kiosks are relatively easy and inexpensive to install and are equipped with specialized software that monitors the condition of the kiosk and its components. Our post-Transaction network includes approximately 14,200 kiosks at various retail locations.

Our kiosks are owned by our agents in physical distribution. The agents purchase, install, operate and service the kiosks themselves; we provide them with our platform and technical solutions, help them comply with reporting requirements and provide them with various forms of support and incentives. We believe it is important to provide our agents with comprehensive support in order to ensure the quality of service and a unique competitive environment.

For more details on number of kiosks see “Item 5.A Operating Results - Number of active kiosks”.

Our Agents

Excluding discontinued operations related to Russian assets, our agent base includes more than 1,500 agents who own kiosks and are responsible for placing, operating and servicing them in high-traffic, convenient retail locations. Apart from the larger agents such as consumer electronics retailers or banks, many of our agents are small to medium-sized businesses, which we believe provides them with insights into local market dynamics.

Our agents determine the consumer fee for a number of services, while we may limit it and set, if applicable, consumer commissions for services of other categories of merchants. Moreover, we can cap these fees depending on our marketing actions or merchant’s request. When the fee payable by the consumers is absent or capped, we normally award the agents an increased portion of merchant fees.

For more details on number of agents see “Item 5.A Operating Results - Number of active kiosks”.

Merchants

Excluding discontinued operations related to Russian assets, in 2021, 2022 and 2023 we had 1,546, 2,333 and 2,018 merchants active on an annual basis in our system as of year-end, respectively. Our merchants are vendors, including online retailers and service providers, betting companies, banks, microfinance organizations, money remittance companies, mobile network operators and utilities. With our extensive list of merchants, we aim to create a “one-stop” experience for our consumers. Consumers can easily access our merchants through the digital wallet, while our larger merchants can also be accessed through hyperlink icons placed directly on kiosk screens and, since any of our kiosks can be used as an interface to register a digital wallet account or to access an existing one, the merchant offering is effectively the same for all our payment services interfaces.

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

Our strategy is to become the leading fintech platform for underbanked customers. We plan to use our customer outreach and data to develop products and services focused on clients whose needs are not fully serviced by traditional banks. We anticipate that our expertise in the payment services and the variety of existing end-to-end products for the B2B channel will serve as a backbone for various digital players in digital commerce and entertainment, self-employed space, and others. At the same time in long term we aim to grow beyond the core fintech services on adjacent sizable markets using our developed infrastructure and offering vertical solutions for e-commerce.

Corporate and Other Category

The Corporate and Other category includes expenses associated with the corporate operations of Group as well as our research and development initiatives, and early stage or non-core projects and business models that we are developing (see “Item 3.D Risk factors - If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup or cover costs”).

Apart from corporate expenses as of December 31, 2023 this category includes primarily a number of various venture projects, which are currently immaterial in the overall composition of our business. It also includes results of of our treasury operations, where we use accumulated cash to invest in publicly traded debt securities (mainly treasury bonds) and hold deposits to receive additional interest income.

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

Our Technology Platform

Our services are based on an advanced, microservice, proprietary high-performing technology platform. All our key technology has been developed in-house. QIWI Core Processing System is the main platform, which provides the functionality of both microprocessing and more classical card payments and transfers. By relying on our own unified application building system, QIWI Platform, most of the company’s products (such as digital wallet, QIWI Distribution Processing, etc.) use QIWI Core Processing System as the common platform.

We obtained a VisaNet Processor status in July 2014, as a part of our relationship with Visa. This effectively allowed us to process Visa transactions on behalf of other Visa member banks before March 5, 2022, when Visa and Mastercard suspended membership of all their Russian members (see “ Item 5. Operating and Financial Review and Prospects – “Impact of geopolitical developments and related sanctions”).

Our processing system also implements the functionality of accepting payments using push and pull methods, internal currency conversion, cross-border remittances, and a full set of API solutions for both customers and merchants.

Our main products are digital wallet and several other applications that enable customers to pay online easily and quickly to thousands of merchants and services, using mobile, web, kiosk or other interfaces. We also operate a network of kiosks, where the principal software is our proprietary application called Maratl, which enables payment acceptance, billing and processing connectivity.

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

In addition to server-side technologies, we also deploy payment client-side technologies, including kiosk software such as Maratl - cutting edge software that employs, among other things, such technological features as code-obfuscation and strong 3-layer proprietary cryptographic network protocols. These security features enable kiosks to connect with any open communication network as the data flow is strongly protected. The kiosks are not connected to each other, thus reducing any network risks. Kiosk infrastructure including hardware, software and the network as a whole are certified with Payment Application Data Security Standard (PA DSS).

Information Security

We have a robust transaction intelligence system designed to trace and prevent suspicious transactions inside our payment network. In the vast majority of cases, fraud through digital wallet is attributable to scams rather than to a security system failure. We also employ a certified 3-D secure system similar to those adopted by other major payment networks and banks. We have established a sophisticated system of security monitoring utilizing the Security Information and Event Management system (SIEM) and Security Operations Center (SOC), each of them operating and supported continuously. Our critical internal resources are protected with an advanced intrusion prevention system (IPS); all applications are protected with a web application firewall (WAF) set up in a blocking mode, ensuring that all unauthorized or ambiguous activities are prohibited. Moreover, we have an in-house forensic lab that assesses any potentially harmful events.

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

Sales and Marketing

We continue to work on expanding our brand awareness. We use a variety of offline and online instruments including digital and non-digital campaigns to achieve this objective and adapt our communications depending on the audience, targets and channels being used. In 2023, we, among other, arranged and took part in a number of specialized conferences for the B2B and B2C.

In order to encourage open communication, attract new clients, exchange helpful content with existing customers and keep our users updated on changes in the financial sphere, we communicate with multiple audiences via social media (such as Instagram, TikTok and Facebook).

As a part of our marketing and advertising strategies, we conduct targeted marketing campaigns and client segment research. The research allows us to better understand our key customer groups and increase brand awareness in the media, positioning us as a company that knows clients’ needs and provides user-friendly and simple financial solutions.

Competition

The most significant competitive factors in our business are speed, convenience, network size, accessibility, loyalty programs, reliability, security and safety, service level, product portfolio and price. Our primary focus is on distinguishing ourselves from competitors by offering integrated consumer and merchant focused products.

Our competitors include retail banks, particularly those with a focus on well-developed electronic payment solutions, payment service providers, non-traditional payment service providers, such as major tech businesses branching out into fintech, new fintech businesses, electronic payment system operators and other companies that provide various forms of financial and payment services, including electronic payments and payment processing services. Competitors in our industry seek to differentiate themselves by features of their products and services and functionalities, including service level, onboarding process, product portfolio, accessibility, safety, reliability, price, etc. A significant number of our competitors have greater financial, marketing and human resources to pilot and roll out new products and services, operate robust networks and are highly regarded by consumers. See“ Item 3.D Risk Factors – The financial services industry is highly competitive, and we have a vast number of competitors that are larger and have greater financial and other resources and are more able to raise funding, and those competitors may have more pricing power, more ability to decrease pricing for services that would disadvantage us, and have a greater ability to withstand negative events than the Company”. During 2023, in Russia we competed with retail banks focused on well-developed electronic payment solutions such as Sberbank, Russia’s largest bank that is majority-owned by the Russian state, which benefits from a large retail network, Alfa-Bank, one of the leading private Russian retail banks, and Tinkoff Bank, which positions itself as a specialized bank focused on innovative online retail financial services. Numerous other Russian banks are also actively pursuing the electronic payments business and developing various consumer payment solutions. In response to the Ukraine conflict several of Russia’s largest banks, including Sberbank, Alfa-Bank, VTB, Tinkoff Bank, and others which together account for a vast majority of Russia’s banking sector, as well as a number of lesser banks are now on the US Department of the Treasury’s Office of Foreign Assets Control’s List of Specially Designated Nationals and Blocked Persons (SDNs), such that their property in the US is blocked and US persons are prohibited from dealing with them, and are also subject to various EU and UK sanctions. On March 2, 2022, a number of major Russian banks were banned from the SWIFT system by the EU. In addition, numerous companies from the US, EU, UK and other countries have suspended, wound down or substantially scaled back their Russian operations, or announced plans to do so, for reputational reasons even where not necessitated by the sanctions regime. It has been observed that businesses from the US, EU, UK and certain other countries, are exhibiting an overall trend of avoiding any associations with Russia. On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, and Russian consumers unable to execute purchases from most foreign merchants, which is expected to have a negative, albeit limited, effect on our payment volumes due the shutdown of cross-border transactions. The above mentioned factors had a significant impact on the competitive landscape in favor of smaller payment and financial service providers such as QIWI resulting into higher payment services volumes and improved payment services net revenue yield for certain operations.

Along with competitions with large banks (e.g. Sberbank, Tinkoff Bank, VTB, etc.), we also competed with several payment aggregators (e.g. Yookassa, IntellectMoney, Robokassa, CloudPayments) when providing bank acquiring services. These competitors occupy significant market share due to their quick client onboarding and low prices.

The competition in the digital money transfer services spacewas also intensified as key market players including retail banks develop and digitalize their products. The Central Bank of Russia in cooperation with other banks established an instant payment system (“IPS”), in which all major Russian retail banks participate, and which enables instantaneous money transfers between accounts at different banks with the only piece of identification needed for a transfer being the person’s cell phone number. The competition with such system was challenging on the basis of convenience, price, or otherwise, particularly since it often features zero or relatively low commissions.

Our competitors in the payments business also included non-traditional payment service providers that engage in payment services as a non-core business. In particular, we competed with the Russian Federal State Unitary Enterprise Postal Service, or Russian Post, which offers certain payment services. Russian Post’s geographical penetration is at least as dispersed as our physical distribution network (i.e. our kiosks) before the sale of our Russian assets.

We also faced competition from other non-traditional payment service providers that have substantial financial resources, such as major tech businesses branching out into fintech, including Yandex, which released a debit card with cashback for its services and a deposit available through the FinUslugi aggregator platform in 2022, Russian leading marketplace Ozon, which also developed a captive bank and introduced a debit card with discounts for the purchase of their goods, another Russian leading marketplace Wildberries, which is also developed a captive bank, Alibaba with its financial services subsidiary Ant Financial (however, usage of AliPay was challenged by sanctions as there is no option to use cards, issued in Russia),VK (formerly Mail.ru Group), and MNOs, in particular the Russian “Big Three” MNOs, MegaFon, VimpelCom and MTS, as well as their closest competitor Rostelekom, all of which have developed various payment solutions. Yandex in particular is the market leader in the Russian ride-hailing business which we actively serviced during 2023.

We also competed against some directly comparable businesses, such as electronic payment system operators (primarily YooMoney and previously PayPal, which suspended its operations in Russia since February 2022, and WebMoney, which license was revoked and operations with Russian ruble were stopped since February 2023) and kiosk and e-wallet operators, including Comepay and Elecsnet.

In recent years, we have started expanding our product portfolio beyond our traditional payment services business to include other types of financial services, such as factoring, digital bank guarantees services, online loans to public procurement tender participants and factoring services for marketplaces suppliers, which we offer through our ROWI project (formerly known as Factoring PLUS, rebranded in 2021). In connection with each of these projects, we faced intense competition from a multitude of commercial and retail banks.

In December 2022, we acquired RealWeb, a leading full-cycle digital marketing service provider in Russia, which offers clients with context and media advertising management services, social network presence, programmatic, CPA and mobile marketing type of services. This transaction enhanced our digital marketing segment and enabled us to faster penetrate the growing advertising and digital marketing business segments based on RealWeb and Flocktory expertise. Digital marketing sector is highly segmented with elaborated product proposition. We competed with the largest players, such as ADV, MGCom, Icontext, Elama, Onespot and others.

January 19, 2024, we entered into an agreement to sell our Russian operations to the former CEO, Andrey Protopopov. The sale was consummated on January 29, 2024. See “Item 7.B Related Party Transactions”, “Item 5. Impact of geopolitical developments and related sanctions” and Item 3.D Risk factors “– Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”.

Further discussion of the competition is focused on the current business excluding Russia.

The financial services sector in Kazakhstan is expected to be highly competitive, primarily driven by digital transformation. Acceleration of mobile banking, internet payments, fintech solutions, and digital wallets are anticipated due to increasing internet penetration and smartphone usage. Furthermore, the Central Bank of Kazakhstan supports the digital transformation in the financial sector. The Central Bank of Kazakhstan has taken proactive steps to stimulate innovation and competition, which are designed to enhance customer options, promote fair competition, and drive the overall expansion of the payment services market.

In Kazakhstan we face competition from various retail banks that focus on well-developed electronic payment solutions, including Kaspi Bank, Halyk Bank, Bank CenterCredit, Jusan Bank, Eurasian Bank, and others. These banks are the main providers of digital commerce services in the country. Among them, Kaspi Bank stands out as the market leader in digital commerce, digital entertainment, and payment solutions for the self-employed sector. This bank holds a strong competitive advantage due to its extensive network and significant market share. Additionally, Kaspi Bank dominates the payment cards segment with an issue rate of approximately 90%, followed by Halyk Bank with a rate of 65%. Other businesses, such as S1lkpay, Woopay, and Simply, also offer personalized B2B solutions in the form of branded virtual cards.

We also face competition from payment service providers, such as Kassa24, PayDala, Wooppay, Aitu, AsiaPay, Yurta, JETPAY, and others. Furthermore, there are companies specializing in digital money transfers. Zolotaya Korona is the dominant player in the money remittance market, while Western Union and CONTACT also have a presence.

In the digital wallet segment, we maintain our leadership position with a share of over 60%. However, Wooppay, one of our strong competitors, holds approximately 25% of the market share, according to publicly available information.

When it comes to kiosks, our closest competitor is Kassa24, which operates around 14,000 kiosks. We also face competition from PayDala (approximately 2,400 kiosks) and Yurta (approximately 2,000 kiosks), according to publicly available information.

Since the development in the fintech space is rapid, new categories of non-traditional financial service providers may emerge in the future that may be difficult to currently anticipate. There is no guarantee that we will be successful in differentiating our products from the competitors despite our efforts to do so on the basis of improved user experience, pricing, and add-on features. See “– If we cannot keep pace with rapid developments and change in our industry and provide new services to our clients, or if any of the new products we roll out are unsuccessful, the use of our services could decline, and we could experience a decline in revenue and an inability to recoup or cover costs”.

Intellectual Property

Our intellectual property rights are important to our business. We rely primarily on a combination of contract provisions, copyrights, trademarks, patents and trade secrets to protect our proprietary technology and other intellectual property.

Our in-house know-how is an important element of our intellectual property. Our key software has been either developed in-house by our employees or acquired from the third parties. Accordingly, we seek to enter into confidentiality agreements and incorporate copyright assignment clause into employment contracts with our employees and to enter into confidentiality and copyright assignment agreements with the third parties, inter alia with the external developers, and we rigorously control access to our proprietary technology. We hold copyrights for our key software applications. We also have obtained copyright registrations for some of our software.

We had registered trademarks for “QIWI”, “CONTACT” money transfer system, “Rapida”, “ROWI”, “IntellectMoney”, “RealWeb”, “AdHands”, “Garpun”, “Centra” and “Devision” in Russia and in several other countries, including in the former CIS countries. Following the sale of Russian assets in January 2024, “QIWI” will remain our registered trademark in the EU, Kazakhstan and in several other countries where we operate or anticipate to operate. “ContactPay” is our registered trade mark in the EU and in the UK.

We seek to duly register trade marks in the countries where we operate or anticipate to operate. We also seek to duly register our domain names to ensure their legal protection.

Employees

The following table sets out the average number of employees for the years ended December 31, 2021, 2022 and 2023 by function.

	For the year ended
	31 December,
	2021	2022	2023
QIWI Group
Front Office	72	47	54
Back Office	56	54	71
IT Personnel	14	16	37
Total*	142	117	162
*

Total number of employees does not include the 2,857, 2,001 and 1,761 employees in our Russian Operations as of December 31, 2023, 2022 and 2021, respectively, since our Russian operations have been classified as discontinued operations.

Our management structure is currently a mix among business functions and business units. Function managers are focused on centralized functions such as finance, strategy, legal, compliance and certain other functions, while business unit managers oversee the operations of the respective business units for which they are responsible. During 2023, we had two distinct key business units in accordance with the structure of our reporting segments: Payment Services and Corporate and Other category.

Headcount increased in 2023 by 45 employees compared to the end of 2022 due to the following factors: (i) the front office expanded by 7 employees mainly as a result of the development of the business in Kazakhstan and Uzbekistan; (ii) the back office staff increased by 17 employees especially due to the development of IT-hubs in Kazakhstan and Uzbekistan (11 employees) and the development of the business in Kazakhstan and other countries we operate (6 employees); (iii) increase of IT personnel by 21 people to allocate resources for maintenance of superior service level of existing product portfolio as well as enrich customer proposition with new solutions and services.

Headcount decreased in 2022 by 25 employees compared to the end of 2021 due to the following factors: (i) the front office declined by 25 employees as a result of employee turnover in Payment Services driven by intense market competition for staff among peers; (ii) the back office staff decreased by 2 employees as a result of the market competition in niches we run our business; (iii) increase of IT personnel by 2 people to allocate resources for maintenance of superior service level of existing product portfolio and development of new products and services.We operate in a dynamic and competitive market, and our employee value proposition is crucial for the success of the company. A combination of agile principles of work, flat organizational structure, green and modern office, remote working availability, career opportunities, competitive compensation, robust incentive schemes, high quality healthcare coverage, in-house and external education and many more helps us keep our employees motivated and allows QIWI to be the employer of choice for new talents. Most of our employees continue to work remotely since the COVID-19 pandemic. As a fintech representative and a pioneer in practices to keep our employees motivated, in general we are not concerned with geographic location of our employees or when entering into new employment agreements. We continue our employment contracts with employees regardless of their geographical location.

We believe that QIWI has managed to create a unique corporate culture where people are united by common values, customer centricity, result orientation and high level of professionalism. We promote equality, fair treatment, zero tolerance to any kind of discrimination and pay serious attention to the personal development of our personnel.

Regulation

We are subject to a number of laws and regulations in jurisdictions of QIWI Group presence that regulate payment and financial services, anti-money laundering, data protection and information security. Additionally, we also closely monitor regulations of the countries where our service providers operate, as they are essential for us to deliver our services effectively. The information below is a summary and, as such, is not supposed to be a comprehensive description of every regulation to which we are subject.

We believe that we are generally in compliance with applicable laws and regulations. A legislative framework for the payment services industry in the countries of our presence is not universal, and various business models that payment services providers pursue are regulated differently. We note that there may be uncertainties around the application of the regulations that we believe are material to our business, and as a result, there may be risks relating to our business and operations.

See “Item 3.D Risk factors - We are subject to extensive government regulation”, “We have identified a material weakness in our internal controls that may, if not remediated, result in material inaccuracies in our consolidated financial statements and adversely affect our business and results of operations. Our compliance processes, procedures and controls with respect to the rules and regulations that apply to our business may prove insufficient and increase our costs and impact our licenses and ability to do business” and “- Due to the rapidly evolving and complex sanctions regulations we may fail to follow specific government prescriptions in jurisdictions where we have operations and such failure could result in a material adverse effect on our business, financial condition and results of operations”.

As part of our strategic decision, January 19, 2024, we entered into an agreement to sell our Russian operations. See “Item 7.B Related Party Transactions”, “Item 5. Impact of geopolitical developments and related sanctions” and “Item 3.D Risk factors – Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”.

In connection with the discontinued Russian operations, the following overview of the regulation is focused on the current businesses excluding the sold Russia business.

For discussion related to the regulation applicable to Russian operations please refer to ITEM 4.B Business Overview in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the United States Securities and Exchange Commission on March 31, 2023.

Regulation of Payment and Financial services

The regulatory framework around electronic payments and other financial services that we offer is constantly in a state of development in most of the countries in which we operate, including the United Arab Emirates, Kazakhstan, UK and others. New laws or amendments that are being adopted in the countries of our presence may increase our compliance costs, change the competitive landscape and create new regulatory risks.

UAE

The UAE has taken an innovative and transparent approach to FinTech, virtual asset service providers (VASPs) and crypto regulation, establishing the Emirates as a global center for the broader financial and digital asset industries.

The regulation of payment and financial services in the UAE is overseen by several regulatory authorities, including Dubai Multi Commodities Centre Authority, Ras Al Khaimah (RAK) Free Trade Zone Authority.

On January 1, 2017, the Regulatory Framework for Stored Values and Electronic Payment Systems (“Framework”) came into force in the United Arab Emirates. It introduced a mandatory licensing and related compliance regime for certain electronic payment service providers and established a one-year transitional period for existing digital payment services providers to take appropriate measures to comply with the new rules. In case of failure to do so payment services providers may be mandated to cease provision of such services. Moreover, any individual or entity providing (or representing themselves as capable of providing) digital payment services without the appropriate license or authorization will be subject to administrative penalties.

Since the inception of the Framework in 2017, there have been several changes and updates, including but not limited updated licensing requirements (adequate systems and infrastructure, necessary compliance procedures, and appropriate risk management measures and other), security requirements, introduced provisions related to cross-border transactions (including facilitation of international money transfers, the adoption of appropriate anti-money laundering and counter-terrorism financing measures, and coordination with other regulatory authorities to ensure compliance with international standards).

Additionally, the Central Bank of UAE has increased its supervision and oversight of stored value facilities and electronic payment systems, aiming to maintain the stability and integrity of the payment system. Regular reporting requirements have been implemented for licensed providers, and compliance assessments are conducted to ensure adherence to regulations.

There still remains a lack of clarity in the interpretation of many of the regulation provisions. If our position is different from that of the supervisory bodies or if we are unable to comply with the mandatory licensing if it is deemed applicable to us, it could have a material adverse effect on our business, financial condition and results of operations.

Kazakhstan

In Kazakhstan, payment and financial services are overseen and regulated by various regulatory authorities, including the National Bank of Kazakhstan (“NBK”), the Ministry of Finance, and Agency of the Republic of Kazakhstan for Regulation and Development of the Financial Market (“ARDFM”). The regulation covers a wide range of financial services, including payment systems, electronic money, insurance, banking, and securities. It imposes licensing requirements and sets out prudential standards that financial institutions must adhere to. Financial service providers are required to obtain licenses from the relevant regulatory authorities.

Kazakhstan operates a two-tier banking structure, where the NBK represents the first tier, while all other commercial banks (excluding Development Bank of Kazakhstan, which is not classified under either tier as a state development bank) form the second tier. The Law of the Republic of Kazakhstan No. 2155 “On the National Bank of the Republic of Kazakhstan” dated March 30, 1995, as amended, describes the the NBK’s authority, organizational structure, and status. The Law of the Republic of Kazakhstan No. 2444, “On Banks and Banking Activity in the Republic of Kazakhstan,” dated August 31, 1995 establishes a framework for banking operations, bank registration and licensing, and ARDFM and NBK control of banking activities.

In the ordinary course of business, NBK or other regulatory authorities may conduct inspections of the payment organizations, such as current inspection of QIWI Kazakhstan by NBK. Payment organizations and other non-financial entities may be subject to a special regulatory regime imposed by NBK and ARDFM. This regulatory regime may include a set of requirements or restrictions for the conducting of payment and financial services, which could have a material adverse effect on the business and operating results.

According to the NBK, QIWI Kazakhstan has been recognized as one of the five systematically significant financial organizations.

The primary law establishing the basis for payment services in Kazakhstan is Law of the Republic of Kazakhstan No. 11-VI ZRK “On Payments and Payment Systems,” dated July 26, 2016, as amended (the “Payment Systems Law”). It sets forth the requirements for payment service providers as well as the list of accepted payment methods and payment processing procedures. The rules of issuance, use and repayment of electronic money, as well as requirements for issuers of electronic money and electronic money systems on the territory of the Republic of Kazakhstan (approved by Resolution of the Board of the National Bank of the Republic of Kazakhstan dated August 31, 2016 No. 202) establishes the fundamental rules for conducting operations using electronic money. The Rules for Making Non-Cash Payments or Money Transfers in the Republic of Kazakhstan (approved by the Decree of the Management Board of the National Bank of Kazakhstan No. 208 dated August 31, 2016), as amended, set forth requirements for payment documents and terms and conditions of payment processing.

QIWI Kazakhstan has been registered with the NBK and is a payment organization under the Payment Systems Law, which allows it to carry out the following activities: accepting cash for payment without opening a bank account of the sender of the money, including with the involvement of agents and sub-agents; distribution of electronic money and payment cards, as well as accepting and processing payments made using electronic money; processing client-initiated electronic payments and providing the required data to the bank, or other organization performing specific banking functions, in order to make payments and/or transfer or receive funds for these payments.

QIWI Kazakhstan provides payment services to individuals for accepting cash through payment kiosks, as well as making payments and transfers using electronic wallets. QIWI Kazakhstan ensures the acceptance and processing of cash payments to the suppliers through the involvement of payment agents and subagents. The AML legislation of Kazakhstan sets a limit on the amount of a transaction in a payment kiosk, which is 500,000 Kazakhstan tenge or approximately 1,110 US dollars. Agents work with QIWI Kazakhstan by depositing funds in order to guarantee supplier settlements for the payments accepted by the agents. The amount of such insurance or security is not statutorily fixed, and there are no other guidelines regarding this requirement.

Opening of electronic wallets and storage of funds on electronic wallets in accordance with the legislation of the Republic of Kazakhstan can only be carried out by second-tier banks. Payment acceptance and processing services are provided within the framework of the digital wallet electronic money system, the operator of which is QIWI Kazakhstan, with the involvement of the second-tier bank Halyk Bank (Halyk Bank of Kazakhstan JSC) and third parties providing information and technological support for the provision of payment services. Since only banks in the Republic of Kazakhstan are authorized to issue electronic money, payment organizations are heavily dependent on the issuing bank. Payment organizations can provide clients with specific services related to conducting transactions using electronic money. If the current e-money issuer, for any reason, at any point in time decides to terminate cooperation with QIWI Kazakhstan, it will take time to transfer the infrastructure to the new e-money issuing bank and may have negative impact on our business and operations.

Electronic wallets are subject to limits that depend on the size of the monthly calculation index (“MCI”) approved by law, which is usually adjusted once a year. The Law of the Republic of Kazakhstan dated December 5, 2023 No. 43-VIII “On the republican budget for 2024-2026” established the MCI in the amount of 3,692 Kazakhstan tenge or approximately 8 US dollars. The limits are set in the Payment Systems Law. Thus, limits have been set for the balance of an electronic wallet for anonymous users in the amount of 100 MCI, for users with simplified identification - 300 MCI. The limit for one transaction for an anonymous user is limited to 50 MCI, for a user with simplified identification - 100 MCI. Unidentified user cannot transfer funds from electronic wallet to the bank account or receive it in cash. Users who have been fully identified can store balances on an electronic wallet and make transactions using electronic money without limitations.

Technological solutions also allow QIWI Kazakhstan to carry out activities related to processing client-initiated electronic payments and providing the required data to the bank, or other organization performing specific banking functions, in order to make payments and/or transfer or receive funds for these payments. Such services involve ensuring information and technological interaction between the bank, merchant and payer as a payment service provider. The regulation of the activities of payment organizations has become more stringent recently. Thus, Resolution of the Board of the National Bank of the Republic of Kazakhstan dated February 19, 2024 No. 10 was adopted, which introduced additional requirements in terms of increasing the size of the authorized capital, automation of activities and information security when a payment organization plays the role of operator of an electronic money system. We are observing a trend towards increased control over the transfers made using electronic money, including strengthened supervisory activities of the NBK in terms of collecting additional information on transactions and discussing initiatives regarding the introduction of additional reporting. See “Item 3.D Risk Factors – Our services have been and may continue to be used for fraudulent, illegal or improper purposes, which could expose us to additional liability and harm our business”).

Moreover, the National Bank of Kazakhstan discusses initiatives aimed at strengthening the regulation of payment service providers and other financial market entities, including those focused on ensuring technological independence from foreign vendors. Over the past few years, an initiative has been under consideration that anticipates the localization of the hardware-software complex of Kazakh financial entities within the Republic. Although this proposal hasn’t been officially adopted, there is a potential for its approval. Should the aforementioned initiative be adopted, QIWI Kazakhstan may have to reconsider its current business operation strategies and might face increased expenses due to the need to align the company’s technical resources with the new regulatory mandates. However, the precise impact on the company can only be assessed after the official versions of the documents are released, assuming these initiatives are further pursued.

The regulators in the Republic of Kazakhstan also periodically propose initiatives intended to enhance the regulatory framework regarding betting industry, including the restriction of payment methods between betting company and the client. Any supplementary constraints or prohibitions on conducting such transactions might potentially have a negative impact on our business and operations.

The NBK is currently developing the Digital Tenge in the terms of the national project “Digital Kazakhstan”. This project has several broad objectives, including increasing the penetration of non-cash payments, ensuring uninterrupted functioning of the national payment system, enhancing efficiency of payments and increasing competitiveness of financial markets. Kazakhstan is also opened to developments in payments based on blockchain technologies. In June 2021, it approved a Roadmap for the Development of the Crypto Industry and Blockchain Technologies. In the first half of 2024, Kazakhstan aims to establish a Digital National Bank as part of development of a digital currency.

Moreover, the Instant Payment System (IPS) was introduced in 2019 in Kazakhstan as part of the national project “Digital Kazakhstan”. This system allows users to easily and instantly transfer money through mobile applications or internet banking. IPS is supported by several key banks of Kazakhstan, such as Halyk Bank, Kaspi Bank, Bank Centercredit, Kazkommertsbank, and others. Currently, over 25 banks are connected to the IPS system. The further development of IPS or the related regulatory framework in Kazakhstan has the potential to significantly change the competitive landscape. Increasing number of banks and financial institutions adopting the IPS system and integration of IPS with other digital platforms and services, such as e-commerce platforms and mobile wallets, could lead to increased competition.

Since QIWI Kazakhstan’s products are highly technological and innovative, many issues are not exhaustively regulated in the legislation. There can be no guarantees that the existing models of our business operations adhere fully to the interpretation of supervisory bodies. There are risks associated with the differences in the interpretation and application of the current legal standards, and in the event of such discrepancies, we may become a subject of penalties or other liabilities.

The Anti-Money Laundering Law

In the countries of QIWI presence, the companies performing transactions with funds and other assets (so called financial services providers) shall comply with national anti-money laundering and counter-terrorist financing legislation, as well as requirements of the Foreign Account Tax Compliance Act (FATCA) and the Common Reporting Standard (CRS).

QIWI has developed and implemented a system of anti-money laundering and counter-terrorist financing and counter-weapons of mass destruction financing (AML/CFT/CWMDF) measures based on the principle of participation of all employees, regardless of their position within their competence, and aimed at preventing activity that is directly or indirectly related to the AML/CFT/CWMDF. QIWI subsidiaries that are subject to a national anti-money laundering law (AML Law) should develop their own policies and procedures to counteract with money laundering and terrorism financing, otherwise Group’s policy applies as basic compliance principles of AML/CFT/CWMDF and international economic sanctions requirements. See “Item 3.D Risk Factors – Our risk management and compliance systems may not be sufficient to prevent unintentional violations of anti-corruption, anti-bribery, anti-money laundering, sanctions and other relevant laws and regulations in Kazakhstan, UAE and other jurisdictions in which we operate”. Know Your Customer/Counterparty (KYC) standards are intended to be designed to protect QIWI against fraud, corruption, money laundering, terrorist financing and other illicit activities. Our companies that are financial service providers should develop their own KYC procedures in accordance with the requirements of the national AML Laws and local regulatory requirements. In case there are no specific national regulatory requirements, the following basic standards should be followed to assess money laundering, terrorist financing and sanctions risk prior to the customer or counterparty onboarding: establish the identify of a customer or counterparty; understand the nature and geography of business; screen for sanctions and Politically Exposed Persons (“PEP”).

The Anti-Money Laundering Law of the Republic of Kazakhstan No. 191-IV ZRK “On Countering the Legalization (Laundering) of Criminally Obtained Income and the Financing of Terrorism” was enacted on August 28, 2009. This law applies to various entities, such as specific types of companies and notaries, who can be designated as financial monitoring subjects. It imposes numerous obligations on these entities, including the development of internal standards and procedures, client identification, monitoring of client transactions, and reporting of suspicious activities. Payment organizations, insurance companies, and banks are required to be recognized as financial monitoring subjects according to this law.

The UAE is a member of the Financial Action Task Force (FATF) by virtue of being a Gulf Cooperation Council (GCC) member. The UAE is also a member state of the United Nations (UN) and Arab League and has enacted laws and regulations designed to implement the anti-money laundering and CTF policies in line with FATF, UN and Arab League regulations. The aim of these regulations is to detect and prevent money laundering and potential terrorist financing. Our UAE subsidiary LALIRA, regulated by the Dubai Multi Commodities Centre (DMCC), adheres to all the applicable laws and regulations including the AML and CTF requirements. The requirements are based onthe Federal Decree-law No. (20) of 2018 On Anti-Money Laundering and Combating the Financing of Terrorism and Financing of Illegal Organizations and the Cabinet Decision 74 Regarding Terrorism Lists Regulation and Implementation of UNSC Resolutions.

Privacy and Personal Data Protection Regulation

We are subject to laws and regulations regarding privacy and protection of user data. We believe that we are generally in compliance with privacy and personal data protection laws and regulations in countries of our presence, including the General Data Protection Regulation (GDPR) in the European Union and specific Personal Data Laws in Cyprus, the United Arab Emirates (UAE), and the Republic of Kazakhstan. These regulations require the lawful processing of user data, which necessitates having a valid legal basis, e.g. the user’s consent, for any data processing activities. Processing activities encompass a broad range of actions, including collection, recording, organization, storage, alteration, retrieval, use, transfer, anonymization, blocking, deletion, and destruction of personal data.

We have established a comprehensive privacy and security risk management system to align with the principles of lawfulness, fairness and transparency, purpose limitation, data minimization, accuracy, storage limitation, integrity, confidentiality, and accountability as required under GDPR and similar principles from the other applicable Personal Data Laws. This system is designed to identify, analyze, evaluate, address, monitor, and review privacy and security risks effectively.

In compliance with the Law of the Republic Kazakhstan No. 418-V ZRK “On Informatization” dated November 24, 2015, as amended, we have implemented an effective privacy program management system and met all essential obligations. We are committed to safeguarding personal data by implementing the necessary legal, technical, and organizational measures.

In accordance with the Personal Data Protection Law of UAE, Federal Decree Law No. 45/2021, effective from January 2, 2022, we have established a framework for data management and protection that respects the confidentiality and privacy of individuals.

Our ongoing commitment to data protection involves regular review and adaptation of our policies and practices to meet the evolving legal standards across the jurisdictions in which we operate.

Regulation of International economic sanctions

In order to avoid the risks associated with international economic sanctions, QIWI Group companies are guided by, but not limited to, the International Sanctions programs introduced by OFAC, UNSC and EU, as well as the best international practices regarding sanctions compliance and other industry recommendations.

Sanctions may have general and selective coverage, and may be directed to territories, certain sectors of the economy, individuals and legal entities.

QIWI conducts Customer Due Diligence and Enhanced Due Diligence on both potential and existing clients, their related parties and QIWI’s counterparties, checking the information received in reliable and legally accessible independent sources, databases, screening against applicable official lists of international economic sanctions, both before and during cooperation, as well as when the lists of sanctions are updated. Transactions are the subject to ongoing sanctions screening. Identified matches are subject to careful consideration and analysis by responsible employees. There is a dedicated team responsible for national and international sanctions programs management and execution.

Local sanctions programs in countries of QIWI Group presence are subject to constant monitoring and execution. All changes in the legal regulation of special economic measures are subject to careful consideration and analysis by responsible QIWI employees.

C.	Organizational Structure

QIWI plc is a holding company that operates through its subsidiaries. See Exhibit 8.1 for a list of our subsidiaries as of December 31, 2023.

As part of our strategic decision, January 19, 2024, we entered into an agreement to sell our Russian operations. As a result, for the year ended December 31, 2023, the Company classified its operations in Russia as an “Asset held for sale”. The list of subsidiaries that were disposed is presented below:

Name of subsidiary	Location	Ownership interest

JSC QIWI	Russia	100%
QIWI Bank JSC	Russia	100%
QIWI Technologies LLC	Russia	100%
ROWI Factoring Plus LLC	Russia	51%
Rocket Universe LLC	Russia	100%
Billing Online Solutions LLC	Russia	100%
FreeAtLast LLC	Russia	100%
QIWI Finance LLC	Russia	100%
ROWI Tech LLC	Russia	51%
Flocktory LLC	Russia	100%
Qiwi Lab LLC	Russia	100%
QIWI Payments LLC	Russia	100%
IntellectMoney LLC	Russia	100%
Managing Company “RealWeb” Ltd	Russia	100%
IA RealWeb Ltd	Russia	75%
Sfera LLC	Russia	83%
Centra Ltd	Russia	100%
De Vision Ltd	Russia	75%
Vailmobail LLC	Russia	75%
Konversiya LLC	Russia	75%
Epic Growth LLC	Russia	83%
Data Go LLC	Russia	75%
IA REAL WEB CJSC	Armenia	75%
JLLC OSMP BEL	Belarus	51%
QIWI-M S.R.L.	Moldova	51%

For further details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

D.	Property, Plants and Equipment.

As of December 31, 2023, QIWI plc leased a total of over 20,000 square meters in Russia, UAE, Kazakhstan, Cyprus and other jurisdictions where we operated primarily for the purpose of office space, including office space for the subsidiaries of the Group.

After the sale of Russian operations in January, 2024 the company leased a total of over 1,000 square meters in UAE, Kazakhstan, Cyprus and other jurisdictions where it runs a business mainly for the purpose of office space, including office space for the subsidiaries of the Group.

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the notes included elsewhere in this annual report. The following discussion contains forward-looking statements that involve certain risks and uncertainties including, but not limited to, those described in the “Risk Factors” section of this annual report. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report, particularly under the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections. Certain numerical figures set out in this section, including financial data presented in millions and thousands, have been subject to rounding adjustments and, as a result, the totals of the data in this section may vary slightly from the actual arithmetic totals of such information. In addition, as a result of such rounding, the totals of certain financial information presented in tabular form may differ from the information that would have appeared in such totals using the unrounded financial information.

Certain information called for by this Item 5, including a discussion of the year ended December 31, 2022 compared to the year ended December 31, 2021, has been reported previously in our Annual Report on Form 20F for the year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission on March 31, 2023, under the section entitled “Operating and Financial Review and Prospects”, excluding the disclosure related to the adjustments to our Consolidated Statement of Comprehesive Income and Consolidated Statement of Financial Position that have been made following the classification of sold Russia operations as a Discontinued operations (see Note 6 - “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements), which is discussed in this Item 5.

The following discussion and analysis should be read in conjunction with our Audited Consolidated Financial Statements and the related Notes included in this Annual Report on Form 20-F.

A.	Operating Results

Overview

QIWI is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in a changing world. We offer a wide range of products under several directions: payment and financial services for merchants and B2C clients across various digital use-cases and several other investments in rapidly growing fintech businesses in the MENA, SEA, and EU.

We have an integrated proprietary network that enables payment services across online, mobile and physical channels and provides access to financial services for retail customers and B2B partners. Сonsumers and partners may receive and transmit cash and electronic payments through our network.

Our customers and partners can use cash, stored value, prepaid cards and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably, as well as employ our open API infrastructure and highly customizable, sophisticated payment solutions to serve their business or personal needs.

We believe our virtual payment and financial services as well as our open infrastructure provide a differentiated convenience to our customers and creates a strong network effect that drives payment volume and maintains robust profitability. Our ambition is to create additional value via profitable growth of the existing business and adjecent M&A activities.

As part of our strategic decision, January 19, 2024, we entered into an agreement to sell our Russian operations. The sale of the Russian business is expected to pave the path towards fair valuation for QIWI plc and should allow the Company to focus on further growth of its international business both by developing its existing operations and through M&A activities. See “Item 7.B Related Party Transactions”, “Item 5. Impact of geopolitical developments and related sanctions” and “Item 3.D Risk factors – Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”.

In connection with the discontinued Russian operations, the following overview of operating results is focused on the current businesses excluding the sold Russia business. For details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

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

Our primary source of revenue are fees we receive from processing payments made by consumers to merchants or other customers or by merchants or partners to users, which we refer to as payment processing fees, typically based on a percentage of the size of the transactions processed, which we refer to as payment volume. We refer to payment processing fees that are paid to us by merchants for collecting payments on their behalf or for processing payouts as “merchant fees” and to payment processing fees that are paid by our consumers directly to us or transmitted to us by our agents as “consumer fees”. If transactions are made in cash through our kiosks, we typically pass on a portion of the merchant fees to our agents.

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

Financial Measures

The following table presents our key financial measures for the year ended December 31, 2021, 2022 and 2023 from continuing operations.

	Year ended December 31,
	2021 (restated)[2]	2022 (restated)[2]	2023[2]

	(in RUB millions)
Total Net Revenue	988	1,524	2,850
Payment Services Payment Net Revenue	867	1,384	2,261
Adjusted EBITDA	(465)	(942)	1,147
Adjusted Net Profit	(498)	(1,760)	1,267
(1)

See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.

(2)

Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations (see Note 6 - “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements).

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

The following table reconciles Total Net Revenue to revenue from continuing operations.

	Year ended December 31,
	2021 (restated)[1]	2022 (restated)[1]	20231
	RUB	RUB	RUB	US $

	(in millions)
Revenue	2,064	4,214	7,205	80.3
Minus: Cost of revenue	(1,076)	(2,690)	(4,355)	(48.6)
Total Net Revenue	988	1,524	2,850	31.8
(1)

Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations (see Note 6 - “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements).

Adjusted EBITDA

Adjusted EBITDA from continuing operations is defined as net profit from continuing operations before income tax expense, interest income and expenses and depreciation and amortization, as further adjusted for share of loss or gain of an associate and a joint venture, impairment of non-current assets, foreign exchange gain and loss, other income and expenses, income tax expense, share-based payment expenses and loss or gain on disposal of an associate and a joint venture or subsidiaries. We present Adjusted EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial asset and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments and impairment of non-current assets), and certain one-time income and expenses (affecting other income, loss or gain on disposal of an associate and a joint venture or subsidiaries, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of the associate and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, tax on income and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

The following table reconciles Adjusted EBITDA to net profit from continuing operations.

	Year ended December 31,
	2021 (restated)[2]	2022 (restated)[2]	2023[2]
	RUB	RUB	RUB	US $

	(in millions)
Net profit	7,740	(1,736)	2,387	26.6
adjusted for:
Depreciation and amortization	24	26	69	0.8
Other income and expenses, net	(262)	(363)	(899)	(10.0)
Foreign exchange (gain)/ loss, net	6	453	(447)	(5.0)
Gain on disposal of an associate and a joint venture (1)	(8,177)	—	—	—
Gain on disposal of subsidiaries, net	—	—	(424)	(4.7)
Share of gain / (loss) of an associate and a joint venture	(306)	39	147	1.6
Income tax expense	490	544	260	2.9
Share-based payments	8	59	—	—
Impairment of non-current assets	12	36	54	0.6
Adjusted EBITDA	(465)	(942)	1,147	12.8
(1)	During third quarter 2021, the Group has completed the sale of its stake in its Tochka equity associate
(2)	Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations (see Note 6 - “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements).

Adjusted Net Profit

Adjusted Net Profit from continuing operations is defined as net profit from continuing operations excluding fair value adjustments and their amortization, share-based payments, impairment of non-current assets, loss or gain on disposal of an associate or subsidiaries, and the effects of taxation on those excluded items. Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss or gain on disposal of an associate and a joint venture or subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments and their amortization, impairment of non-current assets and share-based payments do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance. For the periods presented in this Annual Report Adjusted Net Profit is equal to Total Segment Net Profit.

The following table reconciles Adjusted Net Profit to net profit from continuing operations.

	Year ended December 31,
	2021 (restated)[2]	2022 (restated)[2]	2023[2]
	RUB	RUB	RUB	US $

	(in millions)
Net profit	7,740	(1,736)	2,387	26.6
Fair value adjustments and their amortization	(81)	(119)	(750)	(8.4)
Impairment of non-current assets	12	36	54	0.6
Share-based payments	8	59	—	—
Gain on disposal of an associate and a joint venture (1)	(8,177)	—	—	—
Gain on disposal of subsidiaries, net	—	—	(424)	(4.7)
Adjusted Net Profit	(498)	(1,760)	1,267	14.1
(1)	During third quarter 2021, the Group has completed the sale of its stake in its Tochka equity associate.
(2)

Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations (see Note 6 - “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements).

Operating Measures

The following table presents our key operating measures for the year ended December 31, 2021, 2022 and 2023 from continuing operations.

	Year ended December 31,
	2021 (restated)[3]	2022 (restated)[3]	2023[3]

	(in RUB millions, unless otherwise indicated)
Payment Services Payment Volume	80,000	138,671	210,549
Active kiosks (units) (1)	19,610	15,721	14,208
Payment Services Payment Net Revenue Yield (2)	1.08%	1.00%	1.07%
(1)

We measure the numbers of our kiosks on a daily basis, with only those kiosks being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks. The period end numbers of our kiosks are calculated as a number of active kiosks for the last 31 days of the respective reporting period.

(2)	Payment Services Payment net revenue yield is defined as Payment Services Payment net revenue divided by Payment Services Payment Volume.
(3)

Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations (see Note 6 - “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements).

Payment volume. Payment Services Payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability. Payment Services Payment volumes have increased by 51.8% in 2023 as compared to 2022, and by 73.3% in 2022 as compared to 2021, reaching RUB 210.5 billion and RUB 138.7 billion respectively, predominantly resulting from the onboarding of new merchants and aggregators, the growing payment volume from our product offering for digital entertainment and digital commerce, overall higher penetration of kiosks for various use cases of our clients in Kazakhstan, and increase of payment volume using our digital wallet for numerous types of services.

The following factors may have a significant impact on the payment volumes and therefore our revenue and profits:

●	Kazakhstan economy. We carry out our operations on various markets, including Kazakhstan. Macroeconomic conditions in Kazakhstan significantly impact the volume of payments made by our consumers. During periods of economic growth, overall consumer spending tends to increase along with rises in wealth, and during economic downturns, consumer spending tends to correspondingly decline, although some of the market we service tend to show counter cyclical trends.
●	Regulatory changes. Our business is impacted by laws and regulations that affect our industry, the number of which has increased significantly in the recent years. We are subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws, and experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in monetary or other sanctions being imposed on us. The same is applicable to our vendors in countries of its operations. For example, in February 2024, the Central Bank of Russia revoked license from the bank that used to be our third-party service provider which we expect will negatively affect the payment volume depending on how effectively we will be able to replace it with other revenue streams or another bank operator (see“Item 3.D Risk Factors, – We are subject to extensive government regulation”).
●	Increase in the volume of online transactions and the use of alternative payment methods. The volume of online transactions has grown considerably in the recent years and continues to grow. Similarly, we expect the use of both banking cards and alternative payment methods in countries of our operations, such as smartphones to grow considerably. We believe that growth in online transactions and alternative payment methods will be an important driver in increasing the demand for technological payment solutions, the number of potential merchants and partners to which we can offer payment services and the potential number of our users. However, the rapid development of bank card transactions in online environment as well as development of online banking services could hinder the growth in alternative payment methods.
●	Consumer adoption. We have actively sought new merchants to offer consumers more payment choices when using our products and developed certain solutions and technological capabilities to widen the scope of services that we offer for merchants, partners and customers. We believe that growth of our infrastructure and suite of services we offer as well as merchant and partner network will lead to more consumers using our payment and financial services more frequently. In addition, we actively encourage consumers to use multiple products, distribution channels and interfaces, for example, for users of our physical distribution network to create a digital wallet or other online account and use it for wider range of purposes such as, for example, recurring and non-recurring payments, money transfers or as a payment collection tool. We also encourage our merchants and partners to use variety of our complimentary solutions and promote users of our payment services to adopt the financial services products that we offer. We believe that the synergies offered within our ecosystem and between our payment and financial services will help enhance consumer adoption of our services in the future and create a more attractive and complete range of use cases and consumer journeys.
●	Use of cash as a means of payment. Changes in the aggregate use of cash as a means of payment is an important variable affecting our revenues. Cash payments are one of the principal forms of payment in Russia, and, as a result, a significant share of our payment volumes continues to be cash-based. Over time, the prevalence of cash payments is declining as a greater percentage of the population in emerging markets is adopting credit and debit card payments and electronic banking, and our kiosks network is decreasing. We expect cash payments to continue to be an important means of payment in Kazakhstan and to sustain demand for use of our kiosks in the near future. If the use of cash as means of payment declines in Kazakhstan, it may negatively impact our financial results, hence we increasingly focus on offering our clients primarily digital solutions.

Number of active kiosks. We measure the numbers of our kiosks on a daily basis, with only those kiosks being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks. The period end numbers of our kiosks are calculated as a number of active kiosks for the last 31 days of the respective reporting period. From December 31, 2022 to December 31, 2023, our of kiosks decreased from 15,721 to 14,208. Our kiosks can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. The number of kiosks is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was, and to a certain extend continues to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure, and we maintain or even slightly increase our market share.

Payment Services Payment net revenue yield. We calculate Payment Services Payment net revenue yield by dividing Payment Services Payment net revenue by Payment Services payment volume. Payment Services Payment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process. Payment Services Payment net revenue yield for continuing operations was 1.08%, 1.00% and 1.07% in 2021, 2022, and 2023, respectively. In 2023, Payment Services Payment net revenue yield increased by 7 bps in comparison to 2022. The following factors have influenced Payment Services Payment net revenue yield and may influence it going forward:

●	We have experienced insignificant flactuations in Payment Services Payment net revenue yield mainly driven by the growing payment volume from our product offering for digital entertainment and digital commerce resulting in favorable mix effect on a higher share of operations with higher margins.
●	Our Payment Services Payment net revenue yield depends on the level and mix of merchant commissions as well as the level of the reload costs we have. Such costs depend on the commissions charged to us by our partners and agents for the wallet reload as well as on the mix of such channels. If the consumer preferences shift between different reload methods or if any channel becomes more expensive to us or less expensive to us, our Payment Services Payment net revenue yield may decrease or increase respectively.

For the year ended December 31, 2023, the Company classified its operations in Russia as an “Asset held for sale” and “Discontinued operations”. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Impact of geopolitical developments and related sanctions

The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a significant effect on the global economic environment. In response to the Ukraine crisis, Ukraine, the European Union (“EU”), the United Kingdom (“UK”) and the United States (“US”) (as well as numerous other countries such as Switzerland, Japan, Norway, Canada and Australia) have passed a variety of economic sanctions against numerous Russian banks, other companies, private individuals, and whole sectors of Russian economy, as well as export restrictions and “sectoral” sanctions affecting specified types of transactions with named participants in certain industries, including named Russian financial institutions.

During 2022, we saw the imposition of severe measures that have hitherto been unprecedented.

We cannot predict the full impact of these matters on our business and results of operations, due to the fact that the related developments are highly unpredictable and occur swiftly, often with little notice. The following are some of our current observations regarding such impacts. You are urged to read these observations in conjunction with the information provided elsewhere in this annual report (see“Item 3.D Risk Factors – The conflict between Russia and Ukraine, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, and the measures that are being adopted by Russia in response, the resulting negative implications on the global economic environment, could adversely impact our operations and financial condition”.

Sanctions against numerous financial institutions in Russia have resulted in an increase in the volume of consumers that rely on alternative payment and financial services providers similar to our business in the B2C operations. Moreover, certain payment services providers have ceased their operations in Russia, resulting in a decrease in competition in the Russian market, which resulted in 2022 and 2023 in a better performance and higher margins. At the same time sanctions regime and any local constraints with this regard to payment services have adverse reputational implications which may limit on our ability of international expansion.

Although in 2022 onwards we saw certain limitations in Russia on cross-border transactions, payments and fund transfers as further described below, we have not seen any meaningful impact from such limitations, as 87% of our operations prior the introduced sanctions and the disposal of our Russian assets were denominated in Russian rubles (and are not affected by sanctions in any way). For the full year 2022 and 2023 the share of operations denominated in Russian rubles was 94% and 93% respectively.

As a result of sanctions in 2022 and 2023 (i.e. before the sale of Russian operations) only a few of our B2B and С2C operations have been negatively affected by sanctions, namely (i) digital commerce, due to limitations on cross-border transactions, (ii) CONTACT money remittances business, due to limitations introduced on international money transfers, however the negative effect was compensated due to lower competition since some of the companies decided to wind down operations in Russia and (iii) the Flocktory business experienced outflow of clients due to the exit of certain Western businesses offset during the year with organic growth of local client base on active promotion of its services. These changes have not had a material negative impact on our overall business, as the contribution of digital commerce and Flocktory to our net revenue was not significant.

Since March 2, 2022, certain Russian financial institutions were banned from the SWIFT payment system by the European Union. Under these circumstances, we had to rely on our wide network of free-from-sanctions partners and correspondent banks that play a vital role in our operations to adapt to a new reality. In January 2024, we have sold our Russian operations.

Due to the lingering stock market infrastructure issues resulting from the introduction of European sanctions against the Russian National Settlement Depositary, to date the company does not see the opportunity to arrange the distribution of dividends with the equal treatment of all its shareholders. Therefore, the Board decided to keep the distribution of dividends under review until changes of the sanction regime in respect of the Russian National Settlement Depositary or other developments that may enable the company to distribute dividends to all of its shareholders. See“Item 3.D Risk Factors – Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although Nasdaq Hearings Panel granted the request of the Company to continue its listing on the Nasdaq Global Select Market, subject to successful divesture of Russian assets and compliance with all continued listing requirements pursuant to Listing Rule 5505 after the corporate restructuring, there can be no assurance that we will meet those listing requirements or that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations and risks”.

Historically we paid dividends on a quarterly basis. However, due to the reasons described above the company has not been distributing dividends since 4Q 2021. As part of our treasury operations we utilized accumulated cash investing in publicly traded debt securities (secure corporate and government bonds) and holding on deposits to receive additional interest income. It was underpinned by a hike in the key rate in Russia in February 2022 resulting in higher contribution of interest income to the company’s earnings. On the other hand, in February 2022, the value of our debt portfolio was affected by the wide sell-off of Russian securities. However, for the year ended December 31, 2022, our bond portfolio including discontinued operations demonstrated the revaluation profit in the amount of RUB 220 million and for the year 2023 it demonstrated the revaluation loss of RUB 291 million respectively. See “Item 3.D Risk factors – Our bond portfolio could decline in value, which may result in financial losses” for more detail. In addition, since we paid dividends in US dollars, part of the accumulated cash was converted in currency for the potential distribution of dividends and/or use of these funds for inorganic expansion purposes. The following fluctuations of ruble exchange rate had a negative impact of 650 RUB million for 2022 and positive impact of RUB 2,341 for 2023 respectively (including discontinued operations). See “Item 3.D Risk factors – We are subject to fluctuations in currency exchange rates, and if those risks exceed our tolerance models, we could sustain a substantial cost”.

We also observed certain businesses from the US, EU and other countries, wound down or substantially scaled back, or announced plans to wind down or scale back, their operations in Russia or with Russian counterparts, and other businesses are exhibiting an overall trend of avoiding any associations with Russia or Russian persons.

On March 5, 2022, Visa and Mastercard suspended membership of all their Russian members, rendering all Russians banks unable to issue Visa and Mastercard cards and conduct any cross-border payments with the use of such cards, which had a negative, albeit limited, effect on our payment volumes due the shutdown of cross-border transactions in 2022. All operations within Russia in rubles were adapted to a new reality with lower acquiring costs for payment service providers including ourselves.

The introduction of further economic or trade sanctions, as well as counter sanctions measures remains highly likely as the conflict in Ukraine develops. We cannot predict the full impact of these matters on our business and results of operations, due to the fact that the related developments are highly unpredictable and occur swiftly, often with little notice. While the current scope of sanctions does not target QIWI directly, there can be no assurance that additional sanctions affecting our company will not be imposed. You are urged to read these observations in conjunction with the information provided elsewhere in this annual report (see“Item 3.D Risk factors – The conflict between Russia and Ukraine, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, and the measures that are being adopted by Russia in response, the resulting negative implications on the global economic environment, could adversely impact our operations and financial condition”, “Item 5. Impact of geopolitical developments and related sanctions”, and Note 29 -“Events after the reporting date” of the audited consolidated financial statements included in this annual report).

International geopolitical tensions had serious implications on our business, operations, and strategy for further development. Our intentions to expand overseas and in Russia required different strategies. The Russian nexus has been toxic for international development and has created numerous difficulties, such as (i) the ability to obtain qualified international counsel, build new partnerships, onboard new merchants, hire international personnel, and/or problems to sustain current relationships with merchants and service suppliers, (ii) operational issues, including conducting international payments, (iii) risks of frozen funds or suspended transactions when executing cross-border payments (as of December 31, 2023, payments to partners in the amount of RUB 0.5 billion were restricted compared to RUB 2.0 billion as of December 31, 2022), (iv) certain restrictions to withdraw funds from accounts, and others. In addition, QIWI and its shareholders have faced extraordinary challenges to the operations of the business and numerous stock market infrastructure issues. As we were revisiting our strategy to navigate the rapidly changing business environment it became clear that under the current circumstances, our strategic intentions to expand both worldwide and within the Russian perimeter were not compatible. At the same time, from the investors’ perspective, the market value of our ADSs has been severely impacted by geopolitical events and regulatory restrictions. After an exhaustive process of analysis of numerous options that could potentially be offered to the existing shareholders and taking into consideration the facts mentioned above, management and the Board of Directors of QIWI plc have concluded that the best option to preserve liquidity and shareholder value would be to restructure its business and exit the Russian market.

As part of our strategic decision, January 19, 2024, we entered into an agreement to sell our Russian operations. The sale of the Russian business is expected to pave the path towards fair valuation for QIWI plc and should allow the Company to focus on further growth of its international business both by developing its existing operations and through M&A activities. See “Item 7.B Related Party Transactions” and “Item 3.D Risk factors – Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”. Following the announcement, we duly informed the Nasdaq Panel and the Staff on the completion of the restructuring process and the sale of Russian operations. In response the Panel requested the Company to obtain an opinion from OFAC in order to allow the Company’s trading suspension to be lifted.

The Company believes that following the sale of Russian operations it is in compliance with OFAC and may be eligible to be determined to be in compliance with Nasdaq listing requirements. We intend to apply to OFAC for its confirmatory opinion. We understand the response from OFAC may take a considerable amount of time, although there is no indication on how long the process will take. According to our understanding, until the opinion is not obtained the trading halt of QIWI securities on Nasdaq will remain and delisting determination will not be put into effect. If our position is different from OFAC or we will not be able to obtain their opinion, it could lead to a delisting of our ADSs from Nasdaq and consequently from Moscow stock exchange, and potential termination of our ADS program, which will have adverse consequences for holders of our ADSs.

Impact of COVID-19

In December 2019, a novel strain of coronavirus surfaced in Wuhan, China, which has resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. The virus then quickly spread out across Europe and the Americas, resulting in various “shelter-in-place” regulations, lockdowns, curfews, bans on international travel, cancellations of public events, and supply chain disruptions. These developments have negatively impacted consumer and business spending and payments activity generally, and have significantly contributed to deteriorating macroeconomic conditions, business closures, higher unemployment and decrease in consumer confidence throughout the world, including countries in which we operate. While governments around the world have taken steps to attempt to mitigate some of the more severe anticipated economic effects of COVID-19, such steps have not always been effective. The negative effects of the coronavirus on our business were primarily reflected in 2020 and have included a decline in revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop-in money remittance primarily due to a decline in payments to self-employed individuals due to an overall contraction of business activity, and a decline in the use of our kiosk network. On the other hand, in 2021,2022 and 2023 we observed accelerating favorable trends such as digitalization of payments, development of e-commerce, growing number of peer-to-peer transactions and increasing number of self-employed individuals. The COVID-19 is still ongoing and some quarantine restrictions and safety precautions continue to sporadically emerge globally. These factors may remain prevalent for a significant period of time and may continue to affect our business, results of operations and financial condition, even after the COVID-19 outbreak has subsided.

The COVID-19 outbreak, its possible novel strains or another pandemiсs with comparable impact are likely to continue to require significant management attention, substantial investments of time and resources across our enterprise, and increased costs to effectively manage our operations. The spread of COVID-19 has caused us to make significant modifications to our business practices, including enabling most of our workforce to work from home, establishing strict health and safety protocols for our offices and imposing restrictions on employee travel. The significant number of our employees who are working remotely as a result of the outbreak, and an extended period of remote work arrangements and subsequent reintroduction into the workplace could introduce operational risk, increase cybersecurity risk, strain our business continuity plans, negatively impact productivity, give rise to claims by employees, and impair our ability to manage our business or otherwise adversely affect our business. Additionally, COVID-19, its possible novel strainsor another pandemics with comparable impact may have negative impact on our internal controls over financial reporting as a significant portion of our workforce is required to work from home and therefore new or modified processes, procedures, and controls could be required to respond to changes in our business environment. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers, and business partners. There is no certainty that such measures will be sufficient to mitigate the risks posed by COVID-19, its possible novel strains or another pandemiсswith comparable impact will otherwise be satisfactory to government authorities.

The rapidly changing global market and economic conditions as a result of COVID-19 have impacted, and may continue to impact, our operations and business. The broader implications of the COVID-19 pandemic on our business, financial condition, and results of operations remain uncertain. Moreover, novel strains of COVID-19 and another possible pandemics with comparable impact may lead to the emergence of risks which we have not been faced before due to the unknown and unforeseeable nature and characteristics of such outbreaks which could adversely and materially effect our business operations.

Sources of Revenue

Our primary source of revenue is payment processing fees. In addition, we receive interest revenue, fees for inactive accounts and unclaimed payments, cash and settlement service fees as well as advertising fees.

Payment processing fees. Payment processing fees constitute the substantial majority of our revenue and comprise of fees charged for processing payments typically based on a percentage of the total volume of each payment. A majority of our payment processing fees are merchant fees and consumer fees. If the payment is made through our physical distribution network, we typically pass on a portion of the merchants fees to our agents. In certain situations, we may not receive any merchant fees, for example, when a merchant is a government body. We generally recognize merchant fees gross at the point when merchants accept or sends payments from or to the consumer. Consumer fees fall into two categories – those collected by us directly and those collected by our agents. We recognize revenue from consumer fees charged through our digital wallet as well as most revenue from consumer fees charged through our kiosks gross at the point when the consumer makes a payment. Additionally, we generate foreign currency conversion revenue when the transactions are made in currencies that different from the currency of the balance used.

Interest revenue calculated using the effective interest rate. In addition to payment processing fees, we generate revenue from various sources that classified as interest revenue from depositing cash on bank deposits and investments in securities.

Fees from inactive accounts and unclaimed payments. We also earn revenues from inactive accounts and unclaimed payments, writing down leftover balances or unclaimed payments when our customers do not use their wallets or do not claim their payments respectively for prolonged periods of time so that their wallets are deemed to be inactive.

Other sources of revenue. Additionally, we derive income from customers for advertising services provided by Flocktory Spain S.L. and QIWI Kazakhstan LP.

Operating Costs and Expenses

Costs of revenue

Transaction costs. When payments are made through our physical distribution network, we incur transaction costs to our agents, which represent the amount of fees we pass through to agents for use of their kiosks. Additionally, we incur reload and transaction costs when digital wallet consumers reload their wallets or make certain types of payments through their wallets for goods and services offered by our merchants including acquiring costs payable to international payment systems, agents, bank-participants, mobile operators and other parties.

Other expenses. We incur other expenses in addition to transaction costs, including customer support expenses, licensing operations.

Selling, general and administrative expenses

Selling, general and administrative expenses consists primarily of advisory and audit services and other operating expenses.

Personnel expenses

Personnel expenses represents salaries and benefits paid to our IT, operating services employees, senior management, finance, legal and other administrative staff as well as related taxes and other personnel expenses. Historically, personnel expenses directly associated with revenue recognized were disclosed within cost of revenue, and personnel expenses associated with all other activities were disclosed within selling, general, and administrative expenses.

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

Credit loss recovery/(expense)

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

For the purpose of the impairment testing of other non-current assets we estimate the recoverable amounts as the higher of the value in use or the fair value less costs to sell of an individual asset or Cash Generating Unit (CGU) such asset relates to. For the year ended December 31, 2023 and December, 31 2022 impairment of intangible and fixed assets for continuing operations was RUB 54 million and RUB 36 million, respectively. For the years ended December 31, 2022 and 2021 impairment of intangible assets for continuing operations was RUB 36 million and RUB 12 million, respectively.

Other Income and Expense Items

Gain on disposal of subsidiaries net

Gain on disposal of subsidiaries include the result of the liquidation of QIWI Payments Services Provider Ltd subsidiary in 2023.

Gain on disposal of an associate

Gain on disposal of an associate include the result of the transaction where we have completed the sale of our stake in our Tochka equity associate during 2021.

Share of gain/(loss) of an associate

We recognize our share of gain/loss of an associate which is shown on the face of the statement of comprehensive income or in the notes. This is the profit/loss attributable to equity holders of the associate and, therefore, is profit after tax and non-controlling interests in the subsidiaries of the associate.

Foreign exchange (loss)/gain net

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

Results of Operations

Set out below are our consolidated statements of continuing operations data for the years ended December 31, 2021, 2022, and 2023:

	Years ended December 31,
	2021 (restated)[1]	2022 (restated)[1]	2023[1]

	(in RUB millions)
Continuing operations
Revenue, including	2,064	4,214	7,205
Revenue from contracts with customers	1,876	4,004	6,517
Interest revenue calculated using the effective interest rate	81	140	588
Fees from inactive accounts and unclaimed payments	107	70	100
Operating costs and expenses, including	(2,573)	(5,277)	(6,181)
Cost of revenue, exclusive of items shown separately below	(1,076)	(2,690)	(4,355)
Selling, general and administrative expenses	(840)	(687)	(923)
Personnel expenses	(624)	(859)	(1,179)
Depreciation and amortization	(24)	(26)	(69)
Credit loss recovery/(expense)	3	(979)	399
Impairment of non-current assets	(12)	(36)	(54)
(Loss)/Profit from operations	(509)	(1,063)	1,024
Gain on disposal of subsidiaries, net	—	—	424
Gain on disposal of an associate and a joint venture	8,177	—	—
Share of gain/(loss) of an associate and a joint venture	306	(39)	(147)
Foreign exchange (loss)/gain, net	(6)	(453)	447
Other income and expenses, net	262	363	899
Profit/(Loss) before tax from continuing operations	8,230	(1,192)	2,647
Income tax expense	(490)	(544)	(260)
Net profit/(loss) from continuing operations	7,740	(1,736)	2,387

Discontinued operations
Profit after tax from discontinued operations	9,796	15,491	689
Net profit	17,536	13,755	3,076

Attributable to:
Equity holders of the parent	17,399	13,119	2,768
Non-controlling interests	137	636	308
(1)

Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Set out below are our consolidated statements of continuing operations data for the years ended December 31, 2021, 2022 and 2023 as a percentage of total revenue:

	Years ended December 31,
	2021 (restated)[1]	2022 (restated)[1]	2023[1]

	(as a percentage of revenue)
Continuing operations
Revenue, including	100.0	100.0	100.00
Revenue from contracts with customers	90.9	95.0	90.4
Interest revenue calculated using the effective interest rate	3.9	3.3	8.2
Fees from inactive accounts and unclaimed payments	5.2	1.7	1.4
Operating costs and expenses, including	(124.7)	(125.2)	(85.8)
Cost of revenue, exclusive of items shown separately below	(52.1)	(63.8)	(60.4)
Selling, general and administrative expenses	(40.7)	(16.3)	(12.8)
Personnel expenses	(30.2)	(20.4)	(16.4)
Depreciation and amortization	(1.2)	(0.6)	(1.0)
Credit loss recovery/(expense)	0.1	(23.2)	5.5
Impairment of non-current assets	(0.6)	(0.9)	(0.7)
(Loss)/Profit from operations	(24.7)	(25.2)	14.2
Gain on disposal of subsidiaries, net	—	—	5.9
Gain on disposal of an associate and a joint venture	396.2	—	—
Share of gain/(loss) of an associate and a joint venture	14.8	(0.9)	(2.0)
Foreign exchange (loss)/gain, net	(0.3)	(10.8)	6.2
Other income and expenses, net	12.7	8.6	12.4
Profit/(Loss) before tax from continuing operations	398.7	(28.3)	36.7
Income tax expense	(23.7)	(12.9)	(3.6)
Net profit/(loss) from continuing operations	375.0	(41.2)	33.1
Discontinued operations
Profit after tax from discontinued operations	474.6	367.6	9.6
Net profit	849.6	326.4	42.7
Equity holders of the parent	843.0	311.3	38.4
Non-controlling interests	6.6	15.1	4.3
(1)

Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

Set out below are our revenues from continuing operations, by source, for the year December 31, 2023 and 2022, and as a percentage of total revenue:

	Year ended December 31,
	2022 (restated)[1]	2022 (restated)[1]	2023[1]	2023[1]
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	4,214	100.0	7,205	100.0
Payment processing fees	3,865	91.7	6,332	87.8
Interest revenue calculated using the effective interest rate	140	3.3	588	8.2
Fees from inactive accounts and unclaimed payments	70	1.7	100	1.4
Other revenue	139	3.3	185	2.6
(1)	Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Revenue for the year ended December 31, 2023 was RUB 7,205 million, an increase of 71.0%, compared to RUB 4,214 million for the same period of 2022. Payment processing fees in 2023 reached RUB 6,332 million, an increase of 63.8%, or RUB 2,467 million, compared to previous year driven by 51.8% year-over-year growth of payment volumes underpinned by higher commissions charged as a percentage of payment volumes. Payment services Payment volume growth was mainly a result of the onboarding of new merchants and aggregators, the growing payment volume from our product offering for digital entertainment, and overall higher penetration of kiosks network for various use cases of our clients in Kazakhstan. Payment processing fees as a percentage of payment volumes for the year 2023 was 3.01% compared to 2.79% for 2022 resulting from a favorable mix of operations with generally higher commissions.

Number of active kiosks. We measure the numbers of our kiosks on a daily basis, with only those kiosks being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks. The period end numbers of our kiosks are calculated as a number of active kiosks for the last 31 days of the respective reporting period. From December 31, 2022 to December 31, 2023, the number of kiosks decreased from 15,721 to 14,208. Our kiosks can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. The number of kiosks is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was, and to a certain extend continues to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure, and we maintain or even slightly increase our market share.

Interest revenue calculated using the effective interest rate for the year ended December 31, 2023 was RUB 588 million, an increase of 320.0%, or RUB 448 million, compared to the same period in 2022 due to a combination of larger debt securities portfolio and higher interest rates.

Fees for inactive accounts and unclaimed payments increased by 42.9%, or RUB 30 million, from RUB 70 million in 2022 to RUB 100 million in 2023.

Other revenue for the year ended December 31, 2023 was RUB 185 million, an increase of 33.1%, or RUB 46 million, compared to the same period in 2022. The increase is mainly related to the growth of advertising on agents’ kiosks in Kazakhstan.

Operating expenses

Set out below are the primary components of our operating expenses from continuing operations for the year ended December 31, 2023 and 2022, and as a percentage of total revenue:

	Year ended December 31,
	2022 (restated)[1]	2022 (restated)[1]	2023[1]	2023[1]
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue	(2,690)	(63.8)	(4,355)	(60.4)
Transaction costs	(2,551)	(60.5)	(4,171)	(57.9)
Other expenses	(139)	(3.3)	(184)	(2.5)
Selling, general and administrative expenses	(687)	(16.3)	(923)	(12.8)
Personnel expenses	(859)	(20.4)	(1,179)	(16.4)
Depreciation and amortization	(26)	(0.6)	(69)	(1.0)
(1)

Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Cost of revenue

Cost of revenue for the year ended December 31, 2023, was RUB 4,355 million, an increase of 61.9%, or RUB 1,665 million, compared to the same period of 2022. Transaction costs, which primarily include different types of payment processing commissions that are charged by third party agents and providers, including banks and payment systems, increased by 63.5% or RUB 1,620 million from RUB 2,551 million to RUB 4,171 million for the year ended December 31, 2023, as compared to the same period in 2022. The year-over-year increase in the cost of revenue was primarily driven by 51.8% year-over-year growth of payment volumes partially offset by higher payment processing commissions charged as a percentage of payment volumes.

Other expenses

Other expenses for the year ended December 31, 2023 stood at RUB 184 million, an increase by 32%, or RUB 45 million, compared to the same period of 2022 primarily due to increase of miscellaneous expenses that are individually insignificant.

Segment Net Revenue

The following table presents net revenue from continuing operations by reportable segment (see “Item 4.B Business Overview” for more information about our reportable segments) for the periods indicated:

	Year ended December 31,
	2021 (restated)[2]	2022(restated)[2]	2023[2]
	(in RUB millions)	(in RUB millions)	(in RUB millions)
Payment Services	1,037	1,388	2,647
Corporate and Other	(49)	136	203
Total Segment Net Revenue (1)	988	1,524	2,850
(1)	For the periods indicated above Total Segment Net Revenue is equal to Total Net Revenue. See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.
(2)	Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Segment net revenue from continuing operations attributable to the Payment Services segment increased by RUB 1,259 million, or 90.7%, in 2023 compared to the same period of 2022. PS Payment Net Revenue was 63.4% higher YoY and amounted to RUB 2,261 million as a result of PS Payment Volume increase by 51.8% YoY and slightly increased PS Payment Net Revenue Yield by 7 bps YoY. PS Payment Volume was RUB 210.5 billion mainly resulting from the onboarding of new merchants and aggregators, the growing payment volume from our product offering for digital entertainment, and overall higher penetration of kiosks network for various use cases of our clients in Kazakhstan. PS Payment Net Revenue Yield increase was driven by the favorable mix effect resulting from a higher share of operations with higher margins, such as processing of payment volumes in digital entertainment. In 2023 PS Other Net Revenue was RUB 386 million compared to RUB 4 million in 2022, mainly due to higher net revenue derived from increased loans portfolio and higher interest income resulting from a larger investment portfolio. Payment Services segment net revenue accounted for 92.9% of Total Segment Net Revenue in 2023.

Segment net revenue from continuing operations attributable to the Corporate and Other category increased by RUB 67 million, or 49.3%, in 2023 compared to the same period in 2022 mainly driven by the growth of interest income from investments in debt securities (US government bonds), and interest income for provided credits. Corporate and Other category net revenue accounted for 7.1% of Total Net Revenue in 2023.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2023 were RUB 923 million, an increase of 34.4%, or RUB 236 million, as compared to the same period in 2022. The increase in selling, general and administrative expenses was primarily due to (i) increased IT costs on software renovation; (ii) increased business travel and representative expenses for development of international business operations; (iii) increased advisory and audit services related to M&A activities and separation from Russian assets; (iv) increased advertising and related expenses in Kazakhstan.

Personnel expenses

Personnel expenses for the year ended December 31, 2023 were RUB 1,179 million, an increase of 37.3%, or RUB 320 million, as compared to the same period in 2022. Increase in personnel expenses year-over-year was driven by a combination of (i) hiring of new staff for development of the products, (ii) indexation of salaries and (iii) higher bonuses due to strong financial performance.

Depreciation and amortization

Depreciation for the year ended December 31, 2023 amounted to RUB 69 million, an increase of 165.4% or RUB 43 million compared to the same period in 2022. The increase in depreciation was caused mainly by the purchase of new software and equipment.

Credit loss recovery/(expense)

Credit loss recovery for the year ended December 31, 2023 was RUB 399 million, an increase of 140.8% or RUB 1,378 million, compared to credit loss expense of RUB 979 million for the same period in 2022. The increase was predominantly related to the reversal of accruals on restricted cash accounts which were released in 2023.

Impairment of non-current assets

Impairment of non-current assets for the year ended December 31, 2023 was RUB 54 million, an increase of 50.0%, or RUB 18 million, compared to the same period in 2022. The Group did not recognize any significant impairment neither in 2022 nor in 2023.

Gain on disposal of subsidiaries, net

Gain on disposal of subsidiaries for the year ended December 31, 2023 was RUB 424 million. The amount relates primarily to the result of the liquidation of QIWI Payments Services Provider Ltd subsidiary. Gain on disposal of subsidiaries for the year ended December 31, 2022 was nil.

Share of gain/(loss) of an associate and a joint venture

Share of loss of an associate and a joint venture for the year ended December 31, 2023 was RUB 147 million, an increase of 276.9% or RUB 108 million, compared to the same period in 2022 primarily due to recognition share in the results of our single associate.

Foreign exchange (loss)/gain, net

Foreign exchange gain for the year ended December 31, 2023 was RUB 447 million, an increase by 198.7% or RUB 900 million, compared to the same period in 2022. Foreign exchange gain resulted from a revaluation of cash balances, debt securities and loans issued denominated in US dollars that was driven by a volatility of currencies rates.

Other income and expenses, net

Other income and expenses net for the year ended December 31, 2023 was an income of RUB 899 million, an increase by 147.7%, or RUB 536 million, compared to the same period in 2022 primarily due to the gain from revaluation of the convertible loan.

Income tax

Income tax for the year ended December 31, 2023 amounted to RUB 260 million, a decrease by 52.2%, or RUB 284 million as compared to the same period in 2022. For 2023 the effective tax rate was 9.8%, which includes items with no tax effect - the gain from disposal of subsidiaries, credit loss recovery, foreign exchange gain and share of loss of an associate - together in the amount of RUB 1,123 million. Effective tax rate excluding such items was 17.1%.

Segment Net Profit

The following table presents our net profit from continuing operations by reportable segment for the periods indicated:

	Year ended December 31,
	2021 (restated)[2]	2022 (restated)[2]	2023[2]
	(in RUB millions)	(in RUB millions)	(in RUB millions)
Payment Services	493	525	669
Corporate and Other	(991)	(2,285)	598
Total Segment Net Profit (1)	(498)	(1,760)	1,267
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

(2)

Сomparatives for the years ended December 31, 2023, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Segment net profit from continuing operations attributable to the Payment Services segment increased by RUB 144 million, or 27.4%, in 2023 compared to the same period in 2022. The increase was primarily driven by Payment Services Net Revenue growth by 90.7% YoY partially offset by higher operating and other non-operating expenses.

Segment net profit from continuing operations attributable to the Corporate and Other category increased by RUB 2,883 million, or 126.2%, in 2023 compared to the same period in 2022 mainly driven by the the Corporate and Other category Net Revenue growth by 49.3% YoY, credit loss recovery and forex exchange gain.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Set out below are our revenues from continuing operations, by source, for the year December 31, 2022 and 2021, and as a percentage of total revenue:

	Year ended December 31,
	2021 (restated)[1]	2021 (restated)[1]	2022 (restated)[1]	2022 (restated)[1]
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Revenue	2,064	100.0	4,214	100.0
Payment processing fees	1,718	83.2	3,865	91.7
Interest revenue calculated using the effective interest rate	81	3.9	140	3.3
Fees from inactive accounts and unclaimed payments	107	5.2	70	1.7
Other revenue	158	7.7	139	3.3
(1)

Сomparatives for the years ended December 31, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Revenue for the year ended December 31, 2022 was RUB 4,214 million, an increase of 104.2%, or RUB 2,150 million, compared to the same period of 2021. Payment processing fees in 2022 reached RUB 3,865 million, an increase of 125.0%, or RUB 2,147 million, compared to previous year driven by 73.3% year-over-year growth of payment volumes underpinned by higher commissions charged as a percentage of payment volumes. Payment services Payment volume growth was mainly a result of the onboarding of new merchants and aggregators, the growing payment volume from our product offering for digital entertainment, and overall higher penetration of kiosks network for various use cases of our clients in Kazakhstan. Payment processing fees as a percentage of payment volumes for the year 2022 was 2.79% compared to 2.15% for 2021 resulting from a favorable mix of operations with generally higher commissions.

From December 31, 2021 to December 31, 2022, our number of kiosks decreased from 19,610 to 15,721. Our kiosks can be found next to convenience stores, in train stations, post offices, retail stores and airport terminals in all major urban cities as well as many small and rural towns that lack large bank branches and other financial infrastructure. The number of kiosks is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was, and to a certain extend continues to be, negatively affected by the spread of COVID-19 pandemic, corresponding lockdown measures and other restrictions that limited users’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure, and we maintain or even slightly increase our market share.

Interest revenue calculated using the effective interest rate for the year ended December 31, 2023 was RUB 140 million, an increase of 72.8%, or RUB 59 million, compared to the same period in 2021. The main factor of growth demonstrated in 2023 was due to a combinataion of larger debt securities portfolio and higher interest rates.

Fees for inactive accounts and unclaimed payments decreased by 34.6%, or RUB 37 million, from RUB 107 million in 2021 to RUB 70 million in 2022.

Other revenue for the year ended December 31, 2022 was RUB 139 million, compared to RUB 158 million to the same period in 2021.

Operating expenses

Set out below are the primary components of our operating expenses from continuing operations for the year ended December 31, 2022 and 2021, and as a percentage of total revenue:

	Year ended December 31,
	2021 (restated)[1]	2021 (restated)[1]	2022 (restated)[1]	2022 (restated)[1]
	(in RUB millions)	(% of revenue)	(in RUB millions)	(% of revenue)
Cost of revenue	(1,076)	(52.1)	(2,690)	(63.8)
Transaction costs	(958)	(46.4)	(2,551)	(60.5)
Other expenses	(118)	(5.7)	(139)	(3.3)
Selling, general and administrative expenses	(840)	(40.7)	(687)	(16.3)
Personnel expenses	(624)	(30.2)	(859)	(20.4)
Depreciation and amortization	(24)	(1.2)	(26)	(0.6)
(1)

Сomparatives for the years ended December 31, 2022 and 2021 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Cost of revenue

Cost of revenue for the year ended December 31, 2022, was RUB 2,690 million, an increase of 150.0%, or RUB 1,614 million, compared to the same period of 2021. Transaction costs, which primarily include different types of payment processing commissions that are charged by third party agents and providers, increased by 166.3% or RUB 1,593 million from RUB 958 million to RUB 2,551 million for the year ended December 31, 2022, as compared to the same period in 2021. The year-over-year increase in the cost of revenue was primarily driven by 73.3% year-over-year growth of payment volume partially offset by higher payment processing commissions charged as a percentage of payment volumes.

Other expenses

Other expenses for the year ended December 31, 2022 stood at RUB 139 million, an increase of 18%, or RUB 21 million, compared to the same period of 2021 primarily due to increase of miscellaneous expenses that are individually insignificant.

Segment Net Revenue

The following table presents net revenue from continuing operations by reportable segment (see “ Item 4.B Business Overview” for more information about our reportable segments) for the periods indicated:

	Year ended December 31,
	2020 (restated)[2]	2021 (restated)[2]	2022(restated)[2]
	(in RUB millions)	(in RUB millions)	(in RUB millions)
Payment Services	2,616	1,037	1,388
Corporate and Other	(21)	(49)	136
Total Segment Net Revenue (1)	2,595	988	1,524
(1)	For the periods indicated above Total Segment Net Revenue is equal to Total Net Revenue. See “Operating Results — Key Measures of Financial and Operational Performance — Financial Measures” for how we define and calculate Total Net Revenue, Adjusted EBITDA, and Adjusted Net Profit as non-IFRS financial measures and reconciliations of these measures to revenue, in the case of Total Net Revenue, and net profit, in the case of Adjusted EBITDA and Adjusted Net Profit.
(2)	Сomparatives for the years ended December 31, 2022, 2021 and 2020 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Segment net revenue from continuing operations attributable to the Payment Services segment increased by RUB 351 million, or 33.8%, in 2022 compared to the same period of 2021. PS Payment Net Revenue was 59.6% higher YoY and amounted to RUB 1,384 million driven by the adverse effect of PS Payment Volume increase by 73.3% YoY underpinned by the decline in PS Payment net revenue yield by 8 bps year-over-year. PS Payment Volume was RUB 138.7 billion mainly resulting from the onboarding of new merchants and aggregators, the growing payment volume from our product offering for digital entertainment and digital commerce, and overall higher penetration of kiosks network for various use cases of our clients in Kazakhstan. In 2022 PS Other Net Revenue was RUB 4 million compared to RUB 170 million in 2021, mainly due to higher net revenue derived from increased loans portfolio and higher interest income resulting from a larger investment portfolio. Payment Services segment net revenue accounted for 91.1% of Total Segment Net Revenue in 2022.

Segment net revenue from continuing operations attributable to the Corporate and Other category increased by RUB 185 million, or 377.6%, in 2022 compared to the same period in 2021. The growth in the Corporate and Other category net revenue was mainly driven by the growth of interest income from investments in debt securities (US government bonds), and interest income for provided credits. Corporate and Other category net revenue accounted for 8.9% of Total Net Revenue in 2022.

Selling, general and administrative expenses

Selling, general and administrative expenses for the year ended December 31, 2022 were RUB 687 million, a decrease by 18.2%, or RUB 153 million, as compared to the same period in 2021. The decrease in selling, general and administrative expenses was a result of lower advisory and audit services expenses, which in 2022 were higher due to one-off significant marketing research regarding the Group’s strategy.

Personnel expenses

Personnel expenses for the year ended December 31, 2022 were RUB 859 million, an increase of 37.7%, or RUB 235 million, as compared to the same period in 2021. Increase in personnel expenses year-over-year was driven by a combination of (i) hiring of new employees, (ii) indexation of salaries to existing employees and (iii) strong financial performance resulting in higher bonuses, share based payments and LTI plans.

Depreciation and amortization

Depreciation for the year ended December 31, 2022 amounted to RUB 26 million, an increase of 8.3% or RUB 2 million compared to the same period in 2021.

Credit loss recovery/(expense)

Credit loss expense for the year ended December 31, 2022 was RUB 979 million, an increase of RUB 982 million, compared to credit loss recovery of RUB 3 million for the same period in 2021. The increase was predominantly related to allowance for ECL on restricted cash accounts.

Impairment of non-current assets

Impairment of non-current assets for the year ended December 31, 2022 was RUB 36 million, an increase of 200.0%, or RUB 24 million, compared to the same period in 2021.

Gain on disposal of an associate and a joint venture

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

Gain on disposal of an associate and a joint venture for the year ended December 31, 2022 was nil.

Share of gain/(loss) of an associate and a joint venture

Share of loss of an associate for the year ended December 31, 2022 was RUB 39 million, compared to the gain of RUB 306 million the same period in 2021. The gain in 2021 was related to the equity pick up from the former Tochka associate, which was sold in the third quarter of 2021.

Foreign exchange (loss)/gain, net

Foreign exchange loss for the year ended December 31, 2022 was RUB 453 million, an increase by RUB 447 million, compared to the same period in 2021. Foreign exchange loss resulted from a revaluation of cash balances, loans issued and guarantee deposits denominated in US dollars that was driven by a considerable weakening of US dollars exchange rate in 2022 compared to 2021.

Other income and expenses, net

Other income and expenses net for the year ended December 31, 2022 was income RUB 363 million, an increase of 38.5%, or RUB 101 million, compared to the same period in 2021. The increase is primarily related to increase in fair value of call option for purchase an additional stake in one of our associates on favorable terms.

Income tax

Income tax for the year ended December 31, 2022 amounted to RUB 544 million, an increase of 11.0%, or RUB 54 million as compared to the same period in 2021. An increase resulted from a higher withholding taxes charged in 2022.

Segment Net Profit

The following table presents our net profit from continuing operations by reportable segment for the periods indicated:

	Year ended December 31,
	2020 (restated)[2]	2021 (restated)[2]	2022 (restated)[2]
	(in RUB millions)	(in RUB millions)	(in RUB millions)
Payment Services	1,978	493	525
Corporate and Other (1)	(247)	(991)	(2,285)
Total Segment Net Profit	1,731	(498)	(1,760)
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

(2)

Сomparatives for the years ended December 31, 2022, 2021 and 2020 are adjusted following the classification of sold Russian operations as Discontinued operations. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Segment net profit from continuing operations attributable to the Payment Services segment increased by RUB 32 million, or 6.5%, in 2022 compared to the same period in 2021. The increase was primarily driven by Payment Services segment net revenue growth by 33.8% YoY partially offset by higher operating and other non-operating expenses.

Segment net loss from continuing operations attributable to the Corporate and Other category in 2022 was RUB 2,285 million, compared to RUB 991 million loss in 2021 mainly driven by a combination of the following factors: (i) less contribution from JSC Tochka associate via equity pick up (followed by sale of our stake in the project in the third quarter 2021), (ii) higher personnel expenses due to strong performance in 2022 and meeting relevant KPI’s, (iii) adverse foreign exchange impact, and (iv) expected credit loss allowance on cash charged in 2022.

B.	Liquidity and capital resources

In connection with the discontinued Russian operations, the following overview of Liquidity and capital resources is focused on the current businesses excluding the sold Russia business. For details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Our principal sources of liquidity are cash and cash equivalents, cash receivable from agents, deposits issued to merchants and revenues generated from our operations.

Our balance of cash and cash equivalents for continuing operations as of December 31, 2023 was RUB 7,300 million compared to RUB 1,447 million as of December 31, 2022 and RUB 973 million as of December 31, 2021. Cash and cash equivalents comprise predominantly of cash at banks and short-term deposits with an original maturity of three months or less. The increase in cash and cash equivalents was caused by increased profits and non-payment of dividends.

Our principal needs for liquidity have been, and will likely continue to be, payables to merchants, deposits received from agents and other working capital items, capital expenditures and acquisitions. We believe that our liquidity is sufficient to meet our current obligation as well as for financing our short- and midterm needs. Shall our view in respect of our sources of liquidity change or shall our ability to attract customers’ or agents’ funds deteriorate we may seek to raise additional liquidity (through the capital or debt markets or through bank financing) in order to fund the abovementioned projects as well as fund or finance other potential projects that we may seek to develop in the future. See also “Item 3.D Risk factors – Emerging markets are subject to greater risks than more developed markets, including significant legal, economic and political risks”.

As of December 31, 2023, for continuing operations payables to merchants and deposits received from agents, were RUB 4,496 million, compared to RUB 4,030 million as of December 31, 2022 and RUB 2,374 million as of December 31, 2021. The increase as of December 31, 2023 compared to December 31, 2022 and as of December 31, 2022 compared to December 31, 2021 mainly due to increase in payables to merchants as a result of increased payment volume. The total change in other items was insignificant.

An important part of our credit risk management and payment settlement strategy relies on cash we receive from agents in advance for payments made through the kiosks. When a payment is made through a kiosk, we offset these deposits against the payments we make to the merchant. For certain agents with whom we have long and reliable relationships, we provide limited credit support in the form of overdrafts for payment processing. Some of our counterparties request that we make deposits with them in relation to payments processed through our system. Whenever a customer makes a payment to a merchant with whom we have made a deposit, that payment gets offset against the deposit held with the respective merchant.

As of December 31, 2023, cash receivable from agents and deposits issued to merchants for continuing operations were RUB 1,948 million, compared to RUB 1,726 million as of December 31, 2022 and RUB 1,076 million as of December 31, 2021. The increase in cash receivable from agents and deposits issued to merchants as of December 31, 2023 compared to the year ended December 31, 2022 and as of December 31, 2022 compared to December 31,2021 was due to increased payment volume.

Capital Expenditures

In connection with the discontinued Russian operations, the following overview of Capital Expenditures is focused on the current businesses excluding the sold Russia business. For details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Our capital expenditures primarily relate to acquisition of IT equipment for our processing systems and purchase of software that we use in operations.

Capital expenditures for continuing operations for the year ended December 31, 2023 were RUB 34 million and consisted of: (i) RUB 28 million related to the purchases of the hardware for processing and data centers; (ii) RUB 3 million related to workplace improvement and other office equipment; (iii) RUB 3 million related to the purchase of computer software.

Capital expenditures for continuing operations for the year ended December 31, 2022 were RUB 90 million and consisted of: (i) RUB 81 million related to the purchase of computer software; (ii) RUB 9 million related to the purchases of the hardware for processing and data centers.

Capital expenditures for continuing operations for the year ended December 31, 2021 were RUB 40 million and consisted of: (i) RUB 38 million related to the purchase of computer software; (ii) RUB 2 million related to workplace improvement and other office equipment.

As of December 31, 2023, we had no material capital expenditure commitments.

Off-balance sheet arrangements

Guarantees issued

In connection with the discontinued Russian operations, the following information on Off-balance sheet arrangements is related to the current businesses excluding the sold Russia business. As of the year ended December 31, 2023, 2022 and 2021 for continued operations we had no Off-balance sheet arrangements.

Tabular disclosure of contractual obligations

In connection with the discontinued Russian operations, the following information on contractual obligations is related to the current businesses excluding the sold Russia business.

The following table sets forth our contractual obligations as of December 31, 2023 for continuing operations:

					more
		less than	one to	three to	than five
	Total	one year	three years	five years	years

	(in RUB millions)
Operating lease obligations	2	2	—	—	—

Total contractual obligations	2	2	—	—	—

Cash Flow

In connection with the discontinued Russian operations, the following information on cash flows is related to the current businesses excluding the sold Russia business.

The following table summarizes our cash flows for continuing operations for the years ended December 31, 2021, 2022 and 2023:

	December 31,
	2021 (restated)[1]	2022 (restated)[1]	2023[1]

	(in RUB millions)
Net cash flow (used in)/generated from operating activities	(1,658)	(743)	3,022
Net cash (used in)/generated from investing activities	5,424	3,237	(8,252)
Net cash used in financing activities	(5,217)	(11)	(41)
Net cash (outflow)/inflow	(1,451)	2,483	(5,271)
(1)

For the year ended December 31, 2023, the Company classified its operations in Russia as an “Asset held for sale” and “Discontinued operations”. Therefore, for discussion on details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

Cash flows (used in)/generated from operating activities

Net cash generated from operating activities for the year ended December 31, 2023 was RUB 3,022 million, compared to cash outflows of RUB 743 million for the same period in 2022. The dynamic of net cash flow from operating activities was driven by increasing operating profits in 2023.

Net cash used in operating activities for the year ended December 31, 2022 was RUB 743 million, compared to RUB 1,658 million for the same period in 2021. The dynamic of net cash flow from operating activities was driven by increasing operating profits in 2022.

Cash flows (used in)/generated from investing activities

Net cash generated from investing activities for the year ended December 31, 2023 was outflow of RUB 8,252 million, compared to inflows of RUB 3,237 million for the same period in 2022. In 2022 there was a significant cash inflow from sale of Tochka associate and in 2023 there was a significant cash outflow resulted from loans issued and debt securities purchased.

Net cash generated from investing activities for the year ended December 31, 2022 was RUB 3,237 million, compared to RUB 5,424 million for the same period in 2021. This increase in net cash flow was driven by higher treasury operations for purchases of publicly traded debt securities in 2022.

Cash flows used in financing activities

Net cash generated from financing activities for the year ended December 31, 2023 was RUB 41 million, compared to RUB 11 million for the same period in 2022.

Net cash used in financing activities for the year ended December 31, 2022 was RUB 11 million, compared to RUB 5,217 million for the same period in 2021. The decrease in net cash outflow was primarily driven by no dividend payments to shareholders of the Group during the 2022. In 2021 the dividends paid amounted to 5,211 million.

Borrowings

In connection with the discontinued Russian operations, the following information on borrowings is related to the current businesses excluding the sold Russia business.

As of December 31, 2023, and December 31, 2022, our debt for continuing operations consisted of the following:

				As of	As of
	Credit limit	Interest rate	Maturity	December 31, 2022	December 31, 2023

				(in RUB millions)
Current interest-bearing debt
Bank’ credit facility	244	6.0%	January 17, 2024	—	248
Total debt				—	248
Including short-term portion				—	248

Interest expense with respect to the entirety of our debt amounted to RUB 7 million in 2023 compared to nil in 2022.

The table below sets out the movements in the Group’s debt for continuing operations for each of the periods presented:

	Debt as of	Proceeds from	Repayment/buy	Interest	Interest		Debt as of
	January 1	issue of debt	back of debt	expense	paid	Forex	December 31
2023	—	249	—	7	—	(8)	248
2022	—	—	—	—	—	—	—

C.	Research and development, patents and licenses, etc.

See “Item 4.B Business Overview — Intellectual Property”

D.	Trend information

As part of our strategic decision, January 19, 2024, we entered into an agreement to sell our Russian operations. The sale of the Russian business is expected to pave the path towards fair valuation for QIWI plc and should allow the Company to focus on further growth of its international business both by developing its existing operations and through M&A activities. See “Item 7.B Related Party Transactions”, “Item 5. Impact of geopolitical developments and related sanctions” and “ Item 3.D Risk factors – Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”.

In connection with the discontinued Russian operations, the following overview of the material trends of our primary market is focused on the current businesses excluding the sold Russia operations. For details of sale of Russian assets, please refer to “Item 7.B Related Party Transactions” and Note 6 – “Acquisitions, disposals and discontinued operations” of our Audited Consolidated Financial Statements attached hereto.

The current macroeconomic and geopolitical environment is reflected in the factors influencing our operations and financial performance, including, among others:

●	Changes in regulation and geopolitics, including sanctions measures;
●	Developments in the competitive landscape, such as increased competition with local companies as a result of enhanced product proposition;
●	Changes in customers behavior due to, amongst others, the volatility of currency exchange rates, growth of the interest rates and decreasing real disposable income affecting consumption trends.

During the year 2022, the commercial conditions witnessed a huge impact at the regional and international levels. The Ukraine crisis, which started in late 2013 and escalated into a major military conflict between Russia and Ukraine in February 2022, has had a significant effect on the global economic environment. See“Item 3.D Risk factors - The conflict between Russia and Ukraine, the US, EU, UK and other countries’ sanctions that have been imposed in connection therewith, and the measures that are being adopted by Russia in response, the resulting negative implications on the global economic environment, could adversely impact our operations and financial condition”.

The overall trend in the Kazakhstan market is the focus on digitalization as Kazakhstan is aimed to become the IT country. The National Bank is currently developing the Digital Tenge. This project has several broad objectives, including increasing the penetration of non-cash payments, ensuring uninterrupted functioning of the national payment system, enhancing efficiency of payments and increasing competitiveness of financial markets. Kazakhstan is also opened to developments in payments based on blockchain technologies. In June 2021, it approved a Roadmap for the Development of the Crypto Industry and Blockchain Technologies. The main goals were to provide access for crypto exchanges to the Kazakhstan market, create favorable conditions for investments, and enable trading on crypto exchanges.

In December 2022, the National Bank of Kazakhstan and the Agency of the Republic of Kazakhstan for Regulation and Development of the Financial Market, with the participation of the Agency for Protection and Development of Competition, developed and approved the Concept for the Development of Open Banking and Open API in Kazakhstan for 2023-2025. Market participants will be able to offer customers new secure opportunities to manage personal data, such as integrating payment services and applications in one interface.

In 2024, the scalability of the launched systems and projects, such as the Interbank Card Payment System and the Instant Payment System, is planned with the market participants in Kazakhstan. The Open API platform will enable payment initiation and transfers.

The National project of Kazakhstan “Accessible Internet” will be implemented from 2024 to 2027. The project aims to provide high-speed Internet access to the population and businesses. It is expected that by 2027, broadband Internet access in home networks will reach 100%. Additionally, by 2027, 5G technology will cover 75% of cities of national importance and 60% of regional centers. In rural areas, the Internet user share will reach 97% by 2027. According to the public information, in 2023 internet penetration was approximately at 89% in Kazakhstan.

The payments financial services sector in the UAE, Kazakhstan and other countries of our presence is highly dynamic and subject to continuous change.

Our volumes and revenues in the Payment Services segment can be also affected by other factors, including, but not limited, the developments in regulation in the countries of our presence (including, but not limited, additional know-your-client and anti-money laundering requirements, see“Item 3.D Risk factors – We are subject to extensive government regulation”), and long-lasting implications of the COVID-19 and other pandemic diseases outbreak resulting in various “shelter-in-place” regulations, lockdowns, supply chain disruptions, and other. The full impact of the COVID-19 and/or other pandemic diseases on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last. See also “– Impact of COVID-19”.

Due to the rapidly evolving markets, numerous innovations, intense competition and regulatory amendments, and the uncertainty surrounding geopolitical developments and the macro environment, our growth potential may be significantly impacted. We remain unable to provide any forward-looking expectations at this stage.

Please see also “Item 3.D Risk Factors”, “Item 4.B Business overview - Regulation” , “Item 4.B Business overview – Competition” and “Item 5.A Operating Measures”.

In addition, other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the 2023 fiscal year that are reasonably likely to have a material adverse effect on our revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E.Critical Accounting Estimates

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

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as cash flow growth rates and discount rates. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments.

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

PDThe Probability of Default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.

EADThe Exposure at Default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdowns on committed facilities, and accrued interest from missed payments.

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

For factoring loans, performance guaranties, performance loans and its undrawn credit commitments ELC calculation we used internal historical loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

Recognition and measurement of assets as being held for sale

The Group recognized a substantial part of its assets and related liabilities as being held for sale as at December 31, 2023, and the related operations as discontinued. Judgment was applied to determine the probability of the future sale transaction as well as the valuation of these net assets being based on the consideration likely to be received.

ITEM 6.	Directors, Senior Management and Employees
A.	Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Sergey Solonin	50	Director, Chairman of the Board
Alexey Blagirev	39	Independent Director
Alexey Ivanov	54	Independent Director
Alexey Solovyev	46	Independent Director
Lev Kroll	34	Independent Director
Oxana Sirotinina	49	Director
Alexey Mashchenkov	44	Director, Chief Executive Officer
Elena Nikonova	40	Director, Chief Financial Officer

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

Alexey Blagirev. Mr. Alexey Blagirev has served as our director since September 2022. He has more than 15 years of experience holding executive positions in international companies. Mr. Blagirev is a seasoned expert in developing innovative ecosystem projects, tech products, startup hubs and accelerators, conferences, hackathons, and educational courses for digital innovation leaders and others. Mr. Blagirev served as a Deputy CEO from May 2020 to July 2022 and a Head of Technology & Investor Relations from March 2019 to April 2020 at the Sensorium. Prior to that he reached numerous accomplishments working in the banking industry primarily in the field of fintech innovations. Mr. Blagirev holds the role of Strategic Initiatives Officer for SingularityNET Foundation (non-commercial), as a contractor (non-employee). His role considers developing the global growth strategy, implementing the value engineering approach into ecosystem and leading the global partnerships for SingularityNET Ecosystem. SingularityNET focuses on developing of open source infrastructure for AGI. He graduated from Russian State University of Innovations and Business in 2006 with a degree in Information Technologies. Mr. Blagirev also holds an advanced diploma in accounting and business from the Association of Certified Chartered Accountants (ACCA UK).

Alexey Ivanov. Mr. Alexey Ivanov has served as our director since September 2022. He is also an independent director and chairman of the audit committee for Norilsk Nickel since June 2022, a non-executive director of Halecroft Ltd, Askona-Vek LLC, and Trading House Askona LLC since May 2023, and was a chief executive officer of Axioma LLC from June 2020 to July 2023. Prior to that, he was a partner at PricewaterhouseCoopers from 2004 to 2020. In 1991, Mr. Ivanov graduated from St. Petersburg State University with an honors degree in Economic Cybernetics. He qualified as a chartered accountant in 1997 and is a member of the Institute of Chartered Accountants in England & Wales (ICAEW). Since 1998, Mr. Ivanov also holds an audit certificate issued by the Ministry of Finance of the Russian Federation.

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

Lev Kroll. Mr. Lev Kroll has joined the Board of Directors of QIWI as an Independent Director with effect from March 7, 2023. Mr. Kroll was appointed as a member of the Audit Committee and the Strategy and Sustainable Development Committee. Mr. Kroll has a strong background in marketing and entrepreneurship and holds a profound diverse expertise in such areas as advisory, mentoring, consulting, strategic positioning and business structuring. Since 2021 Mr. Kroll has served as General Manager and Chief Strategy Officer at AppCapital.vc, a company with a diverse portfolio of subscription-type applications aimed for scale through a marketing and product development. Prior to current appointments, Mr. Kroll studied Sociology in Higher School of Economics, Moscow and went on to becoming a cofounder of advertising agencies (Manufactura (social media agency, 2011) and Gravity (2013), worked in the role of Chief Marketing Officer (CMO) at Claustrophobia (2014), with international experience gained from Incantico, Italy (2017) where he worked as a managing partner and oversaw the launch of the business and its growth. For the most recent years, Mr. Kroll has served as a CMO focused on smart devices and AI technologies, aiming to help software companies tackle hardware challenges.

Oxana Sirotinina. Ms. Oxana Sirotinina has served as our director since September 2022. She also runs the family office of Mr. Sergey Solonin. In addition, Ms. Sirotinina serves as the General Director of the LLC “BLK Group,” which focuses on asset management and consultation. Ms. Sirotinina earned a degree in accounting and audit in 1997 from the All-Russian Distance-Learning Institute of Finance and Economics (now a division of Financial University under the Government of the Russian Federation). In 2004, she received an MBA from the Russian Presidential Academy of National Economy and Public Administration. Ms. Sirotinina holds a Candidate of Sciences Degree in Economics (Derzhavin Tambov State University, 2007).

Alexey Mashchenkov. Mr. Alexey Mashchenkov has served as our Chief Executive Officer since January 2024 and was the Chief Financial Officer since November 2021. Alexey started his career with PwC and Bain & Company. Prior to joining QIWI, Alexey Mashchenkov served as Deputy CEO of Russian Fishery, and previously as Group CFO of Russian Standard. Mr. Mashchenkov has over 20 years of experience in a variety of finance and investment management roles, with both private, and public companies and a track record of successful financing, Μ&Α, and restructuring transactions. Mr. Mashchenkov graduated from St. Petersburg State University and holds an ΜΒΑ from INSEAD. He is now completing AMP program at Harvard Business School.

Elena Nikonova. Ms. Elena Nikonova has served as our chief financial officer since January 2024. She has over 15 years of experience in finance. Ms. Nikonova joined QIWI in 2010 as Deputy of Head of IFRS Department, and was appointed Deputy CFO, Financial Reporting in 2019. Ms. Nikonova started her career at Ernst & Young, where she worked from 2005 to 2010 holding different positions in the audit department. Ms. Nikonova graduated from Novosibirsk State University in 2005 with a degree in Management. She presently attends ESCP for the EMBA program and is a member of the FCCA.

Nadiya Cherkasova, Elena Titova, Tatiana Zharkova and Alla Maslennikova,who had been members of QIWI’s Board of Directors since 2018, 2019, 2020 and 2022 respectively, resigned from the Board on March 21, 2022, April 20, 2022, September 21, 2022, and March, 2023 respectively. Following the registration of the sale of Russian operations to Fusion Factor Fintech Limited, Mr. Andrey Protopopov resigned as the Director of the Board and the Chief Executive Officer of QIWI plc in January, 2024. Alexey Mashchenkov was appointed as the Director of the Board of Directors (“the Board”) and the Chief Executive Officer (CEO), Elena Nikonova as the Chief Financial Officer (CFO). Maria Shevchenko resigned as the Chief Operating Officer in February, 2024. The responsibilities held by Mrs. Shevchenko were dispersed among the existing top management team to ensure uninterrupted and efficient operations.

B.Compensation

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

For the year ended December 31, 2023:

-the aggregate remuneration paid (comprising salary, discretionary bonuses, share-based payments and other short-term benefits) to our directors and executive officers was RUB 467 million;

-no amounts in respect of pensions, retirement or similar benefits have been accrued in any of the periods presented in this annual report;

-none of our non-executive directors, in particular independent director appointees, had a service contract with us that provides for benefits upon termination of office.

Our executive officers participate in a bonus program of the company that is subject to performance of corporate key performance indicators (“cKPIs”). The cKPIs for 2022 and 2023 vary depending on the Group level or the reporting segment and may include, for example, net revenue and net profit for the relevant reporting segment or at Group level. Bonuses are allocated on an annual basis subject to performance of the cKPIs according to the formula approved by the company’s relevant corporate body. Bonus allocation takes place upon approval of the annual consolidated financial statements of the company by the Board of Directors.

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

Long-Term Cash Incentive Program

General. In August 2019, in order to align employee compensation practices with the best market practices and applicable guidelines, our board of directors approved a Long-Term Cash Incentive Program, or the LTCIP. Certain amendments were introduced to the LTCIP in 2021 and 2022. Under the LTCIP, we may grant rights to bonus to executive managers and key employees of the Group who are in a position to make a significant contribution to the success of the Group. Each executive director of the board is also eligible to receive grants to bonus under the LTCIP in connection with such individual’s service as an employee of the company. Non-employee directors of the board of directors of the company are not eligible to participate in the LTCIP. The available bonus limits are set by the Administrator. The LTCIP was scheduled to expire on the tenth anniversary of its effectiveness (unless terminated earlier by the Administrator), although the rights to bonus granted prior to such expiration (if any) will remain outstanding after such date in accordance with their terms. The LTCIP was terminated by the Board in April 2024.

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

Benefits of the Key Management and Board of Directors

The following table sets forth certain information with respect to benefits of the key management and Board of Directors for the year ended December 31, 2023:

Total (in RUB millions)
Short-term benefits	311
Long-term incentives	156

For information on benefits of the key management and Board of Directors for the year ended December 31, 2022 please refer to Note 26 “Balances and transactions with related parties”.For information on share ownership and options held by our directors and senior management, please see “Item 7. Major Shareholders and Related Party Transactions”.

C.Board Practices

Board of Directors

Our company has a single-tier board structure, with a board of directors comprised of up to seven directors nominated and elected by the shareholders (subject to certain exemptions), including not less than three directors who shall be independent directors (see also “Item 10. Additional Information - Board of Directors”). The primary responsibility of our board of directors is to oversee the operations of our company, and to supervise the policies of senior management and the affairs of our company. The term for the directors serving on our board of directors at the time of the annual report will expire at the annual general meeting of shareholders to be held in 2024. Our directors shall be elected at each subsequent annual general meeting of shareholders. Our articles of association provide that we may have up to seven directors, including not less than three independent directors. Non-independent directors shall not be more than four.

Under the Nasdaq Listing Rules, a director employed by us or that has, or had, certain relationships with us during the three years prior to this annual report, cannot be deemed to be an independent director, and each other director will qualify as independent only if our board of directors affirmatively determines that the director has no material relationship with us, either directly or as a partner, shareholder or officer of an organization that has a relationship with us. Ownership of a significant amount of our shares, by itself, does not constitute a material relationship. Our articles of association provide that any non-independent director may be qualified as an independent director if such director meets certain criteria under the Nasdaq Listing Rules. Accordingly, our board of directors has affirmatively determined that Mr. Alexey Blagirev, Mr. Alexey Ivanov,Mr. Alexey Solovyev and Mr. Lev Kroll are each an independent director in accordance with the Nasdaq Listing Rules.

Committees of our Board of Directors

We have established three committees under the board of directors: the audit committee, the compensation committee and the strategy and sustainable development committee. We have adopted a charter for each of these committees. Each committee’s members and functions are as follows as of the date of this report.

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

Our audit committee’s duties include, but are not limited to:

☐selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

☐reviewing with our independent registered public accounting firm the external audit plan and monitoring progress of its execution;

☐reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

☐reviewing all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

☐discussing the financial statements and annual and quarterly reports with management and the independent registered public accounting firm;

☐review the internal auditor’s objectives, resources and effectiveness and their annual audit plan, as well as the adequacy and effectiveness of internal control policies and procedures on a regular basis;

☐discuss with management legal matters that may have a material impact on the financial statements or company’s compliance procedures;

☐reviewing major issues as to the adequacy of our internal control and any special audit steps adopted in light of material control deficiencies; and

☐meeting separately and periodically with management and our independent registered public accounting firm.

Compensation Committee. Our compensation committee consists of Messrs. Ivanov, Sirotinina and Solovyev. Ms. Sirotinina is the chair of the compensation committee. Mr. Alexey Ivanov and Mr. Solovyev are independent directors in accordance with the Nasdaq Listing Rules, whereas Ms. Sirotinina - is a non-independent director. We follow Cyprus law which does not require companies to have a compensation committee made up entirely of independent directors. None of the members of our compensation committee is an officer or employee of our company.

Our compensation committee’s duties include, but are not limited to:

·approving the compensation package of the chief executive officer;

·administering our equity incentive plan;

·overseeing, and advising the board of directors on, overall compensation plans and benefit programs; and

·authorizing the repurchase of shares from terminated employees.

Strategy and Sustainable Development Committee. Our strategy and sustainable development committee (previously known as the strategy committee) consists of Messrs. Blagirev, Solovyev, Kroll and Mashchenkov. Mr. Solovyev is the chair of the strategy and sustainable development committee. Our strategy and sustainable development committee has a key role in defining our strategic goals and objectives, including but not limited to Environmental, Social and Governance area, advises our board of directors on the implementation of our strategic goals and objectives and oversees their implementation.

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

Employment Agreements

We have entered into employment agreements with each of our executive officers. Each of these contains standard terms and conditions in compliance with local labor law. The terms of these employment agreements include, among other things, duration, remuneration, the treatment of confidential information, social insurance and employment benefits.

We may terminate the employment agreements with our executive officers in accordance with the general provisions envisaged by local labor law if, among other things, one of our executive officers commits serious breach of duties, is guilty of any gross misconduct in connection with the handling of money or valuables, or takes an erroneous decision that leads to the improper use of, or causes damage to, our property.

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

Code of Conduct

We have adopted a Code of Conduct (previously known as the Code of Ethics and Business Conduct) that applies to all of our directors, officers and employees. The Code of Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The first version of the Code was introduced in April 2013, and then amended in 2019, March 2021 and November 2023 in order to reflect the development of the business environment and our company. A copy of the Code of Conduct is available on our website: https://qiwi.global/governance/documents/#accordion-governance-documents

D.Employees

See “ Item 4.B Business overview - Employees”.

E.Share Ownership

See “ Item 7.A Major Shareholders” for information on the shareholdings of our directors and executive officers.

See “ Item 6.B Compensation - Outstanding Awards to Certain Executive Officers” for information on options granted to our executive officers.

See “ Item 6.B Compensation - Employee Stock Option Plan” for a description of our employee stock option plan.

ITEM 7.	Major Shareholders and Related Party Transactions
A.	Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 22, 2024, by:

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

The calculations in the table below are based on 10,413,522 class A shares and 52,299,453 class B shares outstanding as of April 22, 2024, which comprise our entire issued and outstanding share capital as of that date. Class A ordinary shares have ten votes per share, and Class B shares have one vote per share.

Currently, none of our ordinary shares are held by US holders. To our knowledge, as of April 22, 2024, a total of 51,979,248 Class B ordinary shares are held by one record holder in the US. The holder is The Bank of New York Mellon, the depositary of the ADS program. None of our outstanding Class A ordinary shares are held by record holders in the US. The number of beneficial owners of the ADSs in the US is likely to be much larger than the number of record holders of our ordinary shares in the US.

			Total %	Total %	Total % of
		Total	of Issued	of Issued	Votes
	Total Class A	Class B	Class A	Class B	at a General
	Shares	Shares	Shares	Shares	Meeting
Directors and Executive Officers:
Sergey Solonin (1)	10,413,510	7,383,252	99.9999	14.1	71.3
Alexey Ivanov	—	—	—	—	—
Alexey Blagirev	—	—	—	—	—
Alexey Solovyev	—	—	—	—	—
Oxana Sirotinina	—	—	—	—	—
Lev Kroll	—	—	—	—	—
Alexey Mashchenkov	—	35,938	—	—	*
Elena Nikonova	—	—	—	—	—
Former Directors and Executive Officers:
Andrey Protopopov	—	143,700	—	—	*
Maria Shevchenko	—	—	—	—	—
All directors and executive officers as a group
Principal Shareholders:
Sergey Solonin	10,413,510	7,383,252	99.9999	14.1	71.3

*Represents less than 1%.

(1)Includes (a) 10,413,510 class A ordinary shares and 84,203 class B ordinary shares owned directly, and (b) 7,299,049 class B ordinary shares held by Dalliance Services Company, a corporation wholly owned by the Sergey Solonin.

B.	Related Party Transactions

Bank Accounts and Deposits

As of December 31, 2023, our former subsidiary QIWI Bank maintained accounts and deposits of various affiliates of our directors, executive officers and shareholders in the ordinary course of its business amounting to RUB 67 million. We believe that all of the agreements pertaining to such accounts and deposits were entered into on arm’s length terms and did not deviate in any material aspect from the terms that we would use in similar contracts with non-related parties.

Employment Agreements and Share Options

See “Item 6.C Employment Agreements” and “Item 6.B Employee Stock Option Plan”.

Management Buyout

On January 19, 2024, we entered into an agreement to sell the Russian assets of the Company consolidated under JSC QIWI (the “Transaction”) to Fusion Factor Fintech Limited (the “Buyer”), a Hong Kong company wholly-owned by Mr. Andrey Protopopov, the former Director and CEO of QIWI plc. The sale was consummated and all shares of JSC QIWI were transferred on January 29, 2024.

Upon closing of the Transaction, Mr. Protopopov resigned his offices as a Director and the Chief Executive Officer of QIWI, as well as any other executive offices in subsidiaries or affiliates of QIWI.

The price of the Transaction (the “Transaction price”) was RUB 23.75 billion and included the discount for the foreign ownership in Russia and the heightened level of uncertainty in the wake of CBR restrictions implemented on certain QIWI Bank operations.

The Transaction price is to be paid in several installments over four years for 100% of the shares of JSC QIWI, as follows:

●	one-half of the Transaction price, RUB 11,875 million, is to be paid within four months after the entering into the Transaction; and
●	the remaining RUB 11,875 million is to be paid in four equal annual installments commencing in 4Q 2024.

100% shares of the Buyer was pledged in favor of the Company to secure the payment of the Transaction price.

The Special Committee of the Board (the “Special Committee”), comprised of the independent directors of the Company and advised by financial and legal advisors, has conducted an analysis of the Transaction intended to ensure what the Directors believe will be the best outcome for all shareholders and for the Company itself. As part of its analysis, the Special Committee received an independent valuation opinion from a reputable investment bank, including a comparison of the terms of the Transaction with the recent market and regulatory practices in Russia for transactions with exiting foreign shareholders. The Special Committee concluded that the offered Transaction terms correspond to the recent market practice.

Upon the Special Committee’s recommendation, the Board unanimously voted to effect the Transaction as the best available way to divest the Company’s Russian assets, given the current geopolitical and regulatory risks and uncertainties. The Board believes that this will allow the Company to improve its operational performance, unlock the shareholder value through international expansion, and secure liquidity for the shareholders. The Board believes that the sale of the Russian business is expected to pave the path towards fair valuation for the Company and secure continuing listing on both Nasdaq and Moscow Stock Exchange (“MOEX”) that is in the best interests for the shareholders and the Company. As a result of the Transaction, he Board believes the Company will fully comply with Nasdaq and OFAC requirements and to complete the Buyback tender offer discussed below.

Further, the Board voted to convene an Extraordinary General Meeting of the shareholders (the “EGM”) to approve a buyback tender offer (the “Buyback”) for up to 10% of the Company’s issued and outstanding shares (or 6,271,297 shares represented by the American Depositary Shares (the “ADSs”) on both the Nasdaq and MOEX subject to consummation of the Transaction. The purpose of the Buyback is to provide additional liquidity to the Company’s shareholders who are considering the sale of their stakes at the current stage. At the EGM, which was held on March 11, 2024, shareholders voted against the Buyback.

In connection with the Transaction please see “Item 3.D Risk Factors – Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information
A.	Consolidated Financial Statements and Other Financial Information

See “Item 18. Financial Statements”.

Legal Proceedings

From time to time, we have been and will continue to be subject to legal proceedings and claims.

Following our disclosure of the restrictions imposed by the CBR on us in December 2020, we and certain of our current and former executive officers have been named as defendants in two lawsuits in the United States District Court for the Eastern District of New York that were filed in December 2020 and January 2021 and have been coordinated before the same judge. These lawsuits allege that the defendants made certain false or misleading statements that were supposedly revealed when the CBR audit results and restrictions were disclosed in December 2020. We believe that these lawsuits are without merit and intend to defend against them vigorously. See Note 25 – “Commitments, Contingencies and operating risks” and “Item 3.D Risk Factors - We have become subject to lawsuits in connection with the abrupt decrease in our share price caused by our disclosure of the restrictions introduced by the CBR in December 2020”.

On April 2, 2024, the Company received a notice of a lawsuit against QIWI plc, Fusion Factor Fintech Limited and JSC QIWI aiming to cancel the Transaction related to the sale of Russian assets. The claim was filed by the temporary administration of QIWI Bank which is undergoing the liquidation procedure. We believe there are no reasonable grounds for cancelation of the Transaction. However, as claims relating to the title to shares of the Russian entity are subject to Russian state arbitration courts there is no assurance the claim will be eventually dismissed. See “Item 3.D Risk Factors - Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”.

The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

Dividend Policy

Our general approach is to distribute surplus cash to our shareholders in the form of dividends, buyback or combination of both.

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

Due to the lingering stock market infrastructure issues resulting from the introduction of European sanctions against the Russian National Settlement Depositary, the company does not see the opportunity to arrange the distribution of dividends with the equal treatment of all its shareholders. The Board decided to keep the distribution of dividends under review until changes of the sanction regime in respect of the Russian National Settlement Depositary or other developments that may enable the company to distribute dividends to all of its shareholders.

B.Significant Changes

Except as disclosed elsewhere in this annual report(including but not limited to disclosure of the Transaction and the QIWI Bank license revocation and liquidation), we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.The Offer and Listing

A.	Offer and Listing Details.

See “Item 9.C Markets”.

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

We believe we are in compliance with all applicable disclosure requirements, adhere to high standards of corporate governance and meet all qualitative and quantitative listing criteria of Nasdaq. On March 21, 2023, we requested an oral hearing to appeal the Staff’s determination to delist our ADSs, which was held on April 27, 2023. On June 6, 2023, the Nasdaq Hearings Panel (“Panel”) granted the request of the Company to continue its listing on Nasdaq, subject to successful implementation of the restructuring plan resulting in divesture of Russian assets and demonstration that trading in the Company’s securities is permissible by U.S. persons under applicable OFAC rules by September 11, 2023. September 12, 2023, we announced that the Panel granted the extension of the period for completion of the restructuring process until November 11, 2023 due to the requirement to obtain regulatory approval on the restructuring in Russia. November 3, 2023, we announced that the Panel granted another extension of the period for completion of the restructuring process until January 31, 2024 in order to obtain the approvals. On January 15, 2024, we obtained the required regulatory approvals and on January 19, 2024, we disclosed and announced the divesture of Russian assets, thus completion of the restructuring process. Following the announcement, we duly informed the Panel and the Staff on the completion of the restructuring process and the sale of Russian operations. In response the Panel requested the Company to obtain an opinion from OFAC in order to allow the Company’s trading suspension to be lifted.

The Company believes that following the sale of Russian operations it is in compliance with OFAC and may be eligible to be determined to be in compliance with Nasdaq listing requirements. We intend to apply to OFAC for its confimatory opinion. We understand the response from OFAC may take a considerable amount of time, although there is no indication on how long the process will take. According to our understanding, until the opinion is not obtained the trading halt of QIWI securities on Nasdaq will remain and delisting determination will not be put into effect. If our position is different from OFAC or we will not be able to obtain their opinion, it could lead to a delisting of our ADSs from Nasdaq and consequently from Moscow stock exchange, and potential termination of our ADS program, which will have adverse consequences for holders of our ADSs.

The trading halt implemented by Nasdaq pursuant to Listing Rule 5101 and IM-5101-1 will remain in place until the Company has completed its restructuring plan and demonstrated that trading in the Company’s securities is permissible by U.S. persons under applicable OFAC rules.

We aim to protect our shareholders’ rights and interests, but there can be no guarantee that Nasdaq will not proceed with the delisting action and no assurance when or if the trading halt will be lifted and the trading in our ADSs will be resumed. For as long as trading halt is in place, our ADSs remain effectively illiquid. If the trading halt ultimately results into the delisting, there will no longer be a liquid market for our ADSs on Nasdaq and only over the counter (OTC) transactions will be available with our ADSs. The trading of our ADSs on the Moscow Exchange is not affected by the Nasdaq delisting determination. We are analyzing various options to restore liquidity for our shareholders, including alternative listing of securities, re-domiciliation, restructuring, and others. However, there is no assurance we will be able to find a solution or that any such solution will not have any adverse tax consequences or liquidity issues for holders of our ADSs or underlying shares. See “- Holders of our ADSs currently have limited or no liquidity in our ADSs. Following the trading halt introduced on our ADSs by Nasdaq, Nasdaq informed us of its determination to delist our securities. Although Nasdaq Hearings Panel granted the request of the Company to continue its listing on the Nasdaq Global Select Market, subject to successful divesture of Russian assets and compliance with all continued listing requirements pursuant to Listing Rule 5505 after the corporate restructuring, there can be no assurance that we will meet those listing requirements or that Nasdaq will reverse its decision and when or if the trading will be resumed. Trading in our ADSs on the Moscow Exchange is subject to certain limitations and risks”.

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

Shareholders’ General Meetings

Share Capital

Our share capital is divided into two classes of shares: class A shares, each of which carries ten votes at shareholders’ general meetings, and class B shares, each of which carries one vote at shareholders’ general meetings for so long as class A shares are in issue and are outstanding.

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

Each of the board and any shareholder or group of shareholders is entitled to nominate one or more individuals for election (or re-election) to our board of directors not less than 30 days prior to any general meeting at which the directors are scheduled to be appointed. The board shall screen all submitted nominations for compliance with the provisions of our articles of association following which it shall compile and circulate a final slate of nominees to be voted on at the general meeting to all the shareholders entitled to attend and vote at the relevant general meeting at least 15 days prior to the scheduled date thereof.

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

Purchase Agreement and Pledge Agreement related to the Transaction and the sale of the Russian assets

As part of our strategic decision, on January 19, 2024, we entered into an agreement to sell our Russian operations. The sale of the Russian business is expected to pave the path towards fair valuation for QIWI plc and should allow the Company to focus on further growth of its international business both by developing its existing operations and through M&A activities. See “Item 7.B Related Party Transactions”, “Item 5. Impact of geopolitical developments and related sanctions” and “ Item 3.D Risk factors – Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”.

See Exhibit 4.4 for the Purchase Agreement and the Pledge Agreement related to the Transaction.

D.	Exchange Controls.

Cyprus currently has no exchange control restrictions.

E.	Taxation.

As part of our strategic decision, January 19, 2024, we entered into an agreement to sell our Russian operations. See “Item 6.C Employment Agreements “Item 5. Impact of geopolitical developments and related sanctions” and “Item 3 Risk factors – Certain risks associated with the disposal of Russian assets by the Company to a related party, including risks related to the substantial decrease in operating assets of the Company following the Transaction, deferral payments, pledge of assets, and no assurance that we will be able to replicate our prior results since we will be entering into new businesses”.

In connection with the discontinued Russian operations, the following overview of the taxation is focused on the current businesses excluding the sold Russia business. The following summary of the Cypriot tax, Russian tax and United States federal income tax consequences of ownership of the ADSs is based upon laws, regulations, decrees, circulars, rulings, income tax conventions (treaties), administrative practice and judicial decisions in effect at the date of this annual report.

For discussion related to the taxation applicable to Russian operations please refer to “Item 10.E Taxation” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the United States Securities and Exchange Commission on March 31, 2023.

Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences to holders of the ADSs. This summary does not purport to be a legal opinion or to address all tax aspects that may be relevant to a holder of the ADSs. Each prospective holder is urged to consult its own tax advisor as to the particular tax consequences to such holder of the ownership and disposition of the ADSs, including the applicability and effect of any other tax laws or tax treaties, of pending or proposed changes in applicable tax laws as of the date of this annual report, and of any actual changes in applicable tax laws after such date.

Material Cypriot Tax Considerations

Cyprus Tax residency of a company

In accordance with the Cyprus Income Tax Law, a company is tax resident in Cyprus if its management and control is exercised in Cyprus. There is no definition in the Cyprus Income Tax Law as to what constitutes management and control, however it is understood that the concept of “central management and control” followed by the Cyprus tax authorities is in line with such concepts applied in other common law countries and as it has developed through case law. The concept refers to the highest level at which the business of the company is controlled and the policy decisions of the directors are taken. This place is usually where the shareholders and/or the board of directors meet and take key management and commercial decisions.

In line with international tax principles and guidelines, additional conditions are usually considered for determining whether a company is managed and control from Cyprus such as (the below list is not exhaustive):

●	Tax residency, qualifications, and experience of the directors.
●	The place where contracts, agreements and other relevant company documents relating to the strategically important operations and functions of the company, are signed and kept by the company.
●	Whether there is a fully fledged office in Cyprus with sufficient and reasonable number of staff.

The banks accounts of a company are operated and managed from Cyprus. In addition, as of 31 December 2022, a company which is incorporated or registered in Cyprus, and its management and control is exercised outside Cyprus, should still be considered as tax resident of Cyprus, unless this company is considered as tax resident in any other state.

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

Moreover, we may be deemed to be a tax resident outside of Cyprus, for further details see“Risk Factors – Risks Related to Taxation – We may be deemed to be a tax resident outside of Cyprus.”

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

Furthermore, on January 1, 2017 an amendment to the Income Tax Law entered into force introducing a second tax residency test – the “60 day rule” – for the purposes of determining Cyprus tax residency for individuals. An individual is considered to be a tax resident in Cyprus, if he/she satisfies either the “183 day rule” as above or the “60 day rule” for the relevant tax year (coinciding with calendar year). The “60 day rule” applies to an individual who in the relevant tax year:

●	does not reside in any other single state for a period exceeding 183 days in aggregate, and
●	is not considered as a Tax Resident in any other country
●	resides in Cyprus for at least 60 days within the tax year, and
●	carries on any business in Cyprus and/or is employed in Cyprus and/or holds an office in Cyprus at any time during the tax year, provided that such is not terminated during the tax year, and
●	maintains a permanent residence in Cyprus either owned or rented by the individual.

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

Taxation of a Cyprus Tax Resident Company

A company which is considered as a resident of Cyprus for tax purposes is subject to corporate income tax in Cyprus on its income accrued and derived from all chargeable sources in Cyprus and abroad, taking into account certain exemptions. The current rate of corporate income tax in Cyprus is 12.5%.

EU Council Directive 2022/2523 (the “Pillar Two” Directive) is part of a ‘two-pillar’ approach, led by the members of the OECD/G20 Inclusive Framework aiming to address the tax challenges arising from the digitalization of the global economy. The Directive introduces a minimum tax rate on income arising in low-tax jurisdictions, ensuring that large Multinational Enterprises (MNEs) pay their fair share of taxes, regardless of where they operate.

Pillar Two sets a 15% global minimum effective tax rate (ETR) for MNEs and large-scale domestic groups (irrespective of whether they operate on a purely domestic or international basis) whose total consolidated group revenue exceeds €750 million. This will be enforced through the application of two interlocking rules (the GloBE rules):

●	The Income Inclusion Rule (IIR): Requires Ultimate Parent Entities (UPEs) to pay a top-up tax if their foreign subsidiaries are taxed below the minimum rate. Effective for accounting periods beginning on or after 31 December 2023.
●	Undertaxed Profits Rule (UTPR): Will act as a backstop rule to the IIR. It allocates the taxing rights over the under-taxed income (income that is taxed below the ETR of 15%) to entities within the MNE group in jurisdictions other than the UPE jurisdiction. Effective for accounting periods beginning on or after 31 December 2024.

Member States have the option to elect and apply a qualified domestic top-up tax (QDMTT) for companies that are based in their own low-tax jurisdiction. This will allow such jurisdictions to collect the top-up tax in their own jurisdiction instead of allowing a foreign jurisdiction to charge top-up taxes elsewhere.

The Cyprus Ministry of Finance opened on October 3, 2023, a public consultation on Cyprus’ transposition into national law of the EU Directive on ensuring a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups (the Directive) of December 14, 2022. The Ministry of Finance has published the text of a draft bill (the Draft Bill) for comments. The text of the Draft Bill generally aligns with the Directive, and includes additional text to cater for certain elements of the OECD/G20 Inclusive Framework on BEPS Administrative Guidance (AG) that has been released to date. The Draft Bill also includes administrative provisions, which are for each country to determine since as regards administration the Directive’s main focus is on the GloBE Information Return.

The adoption of the Draft Bill will not modify Cyprus’ corporate income tax (CIT) legislation, rather the Draft Bill will introduce an additional tax legislation which is to be applied subsequently to the application of CIT and other relevant taxes. The Draft Bill provides for the introduction of a Qualified Income Inclusion Rule (QIIR) practically as from 2024, a Qualified Undertaxed Payments Rule (QUTPR) practically as from 2025 and a Cyprus domestic minimum top-up tax also as from 2025.

On October 30, 2023, the Cyprus Ministry of Finance issued an announcement assuring that Cyprus consents to the OECD/G20 Inclusive Framework on Base Erosion and Profit Shifting (Inclusive Framework) QDMTT (Qualified Domestic Minimum Top-up Tax) and Transitional UTPR (Undertaxed Profit Rule) Safe Harbors.

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

Tax resident Cyprus companies are subject to Special Contribution for the Defence which may be imposed on its dividend income, “passive” interest income and rental income according to the provisions of the Special Contribution for the Defence of the Republic Law N.117(I)/2002, as amended (See provisions of sections “Material Cypriot Tax Considerations – “Taxation of Dividend Income”, “Deemed Dividend Distribution” and “Taxation of Interest Income”).

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

If the above mentioned participation exemption for the Cypriot Special Contribution for the Defence does not apply, dividends receivable from non-Cyprus tax resident companies are taxed at a rate of 17%. Foreign tax paid or withheld on dividend income received by the Cyprus tax resident company can be credited against Cypriot tax payable on the same income provided proof of payment can be furnished.

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

In 2020 the company has obtained a tax ruling from the Cyprus tax authorities where the Cyprus tax authorities confirmed that the company does not have an obligation to withhold any Special Defence Contribution amount upon the distribution of dividends to its shareholders owning shares that are listed on Nasdaq and MOEX stock exchanges. Any shareholders which are Cyprus tax resident and domiciled individuals, have the sole responsibility/obligation to pay the relevant Special Defence Contribution on such dividends received via a self-assessment.

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

Under Cyprus legislation no withholding tax on dividends shall be paid to non-residents of Cyprus unless the dividends are paid by a non-quoted Cyprus tax resident company to companies which are resident in jurisdictions included in the EU list of non-cooperative jurisdictions (“EU blacklisted” jurisdictions) where the direct recipient holds directly more than 50% of the capital, votes or entitlement to profit (an “over 50% holding”) in the Cyprus company paying the dividends. The “over 50% holding” is also met when the recipient participates directly in the Cyprus paying company jointly with associated companies, which are also in EU blacklisted jurisdictions, and the combined holding of the associated companies is over 50%. In such a case WHT at the rate of 17% for Special Defence purposes applies as per the provisions of the Cyprus tax legislation. This provision is effective as from 31 December 2022.

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

Taxation of Capital Gains

Cyprus Capital Gains Tax is imposed (when the disposal is not subject to income tax) at the rate of 20% on gains from the disposal of immovable property situated in Cyprus including gains from the disposal of shares of companies not listed in any recognized stock exchange which directly own immovable property in Cyprus, as well as gains from the disposal of shares of companies which indirectly own immovable property situated in Cyprus and the market value of those shares derives by at least 50% from the market value of immovable property situated in Cyprus.

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

Gains from Intellectual Property (“IP”)

Since July 1, 2016 a new IP Box regime is available in Cyprus, fully aligned with the OECD/G20 Base Erosion and Profit Shifting (“BEPS”) Action 5 report. The provisions of the new regime link the benefits of the regime with R&D expenditure incurred by the taxpayer. Under the new Cyprus IP Box, taxpayers will be eligible to claim a deemed tax deduction of 80% of qualifying profits emanating from qualifying IP assets. To this effect, Cyprus IP companies can achieve an effective tax rate of 2.5% (or less) on qualifying profits earned from exploiting qualifying IP. Non-qualifying incomes are taxable at an effective tax rate of 12.5% (or less).

Capital nature gains arising from the disposal of a qualifying IP assets are not included in the qualifying profits and are fully exempt from income tax.

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

On December 6, 2023 the Cyprus parliament voted in favour of reducing the Special Defence Contribution rate from 30% to 17% for passive interest income. Thus, with effect as of 1 January 2024, the Special Contribution for Defence rate on interest income has been reduced from 30% to 17%.

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

As from December 31, 2022, Cyprus applies withholding tax (WHT) on dividend, interest, and royalty payments to countries in Annex I of the EU list of non-cooperative jurisdictions on tax matters (commonly referred to as “the EU blacklist”). On February 14, 2023, Russia was included in “the EU blacklist”. There is no certainty on the amount of tax impacts that may be imposed on QIWI plc in Cyprus. Specifically, in terms of withholding tax on interest the new legislation provides that WHT at 17% as from 1 January 2024 (previously the rate was 30%), for interest paid from Cyprus sources (excluding payments by individuals) to companies in EU blacklisted jurisdictions. Interest payments on instruments quoted on a recognized stock exchange are excluded from the scope of the above.

Moreover, no withholding tax shall apply in Cyprus on interest paid by the company, which is a tax resident in Cyprus.

In addition, Cyprus tax resident lenders earning interest accruing from their ordinary course of business or interest income closely connected with the ordinary course of their business should not be subject to Special Defence Contribution.

Any payment of interest which is not considered as interest accruing from the ordinary course of business or interest income closely connected with the ordinary course of business by the company, which is a tax resident in Cyprus, to Cyprus tax resident lenders (both corporations and individuals) shall be subject to Special Contribution for the Defence at the rate of 17% as from 1 January 2024 (previously the rate was 30%), whereby the company may be required to withhold such tax from the interest. Depending on the facts and circumstances of the case, the company may not need to act as the withholding agent.

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

Interest incurred in connection with acquisition (directly or indirectly) of shares in a 100% owned subsidiary company as of January 1, 2012 (irrespective of the tax residency status of the subsidiary) shall be deductible for Cypriot tax purposes. This would apply provided that the assets of the subsidiary do not include assets not used in the business. However, in case the subsidiary possesses such assets, the deductibility of interest at the level of the holding company is limited only to the amount relevant to assets, which are used in the business.

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

Notional Interest Deduction

Effectively from January 1, 2015, Cyprus tax legislation provides for Notional Interest Deduction (NID) under which the Cyprus companies (including Cyprus permanent establishments of foreign companies) that have issued additional share capital starting from January 1, 2015 and afterwards will have the benefit of a notional interest that will be deducted from their taxable income for each tax year. As per the legislation, the NID is calculated on “new equity” introduced in the company as from January 1, 2015. The NID is calculated as follows: New Equity x NID rate.

“New equity” is considered to consist of paid-up share capital of any class (ordinary, preference, redeemable, convertible shares), paid in cash or in kind, and share premium which have been issued and settled as from January 1, 2015 and that is available for the period during which the new equity is in issue.

As per the Cyprus legislation the NID interest rate is the yield on 10-year government bonds (as at December 31 of the prior tax year) of the country where the funds are employed plus a 5.0% premium, with no minimum rate. The NID deduction cannot exceed 80% of the taxable profit as calculated before NID. A scheduling approach is applied by reference to the taxable profits that are generated from assets/activities that are financed by the “new equity” on which the NID is calculated as per the Tax Technical Circular issued by the Cyprus tax authorities.

Thin Capitalization rules

No thin capitalization rules apply in Cyprus.

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

On January 5, 2023, the Commissioner of Taxation issued Circular, which informs taxpayers that the provisions of Interpretive Circulars relating to “back-to-back” financing arrangements (mentioned above) are retroactively terminated as of 31 December 2021. Therefore, the application of the simplification measures on the intra-group “back-to-back” financing transactions for tax purposes (e.g. the recognition of the after tax net taxable profit margin of 2% or 2,285% before tax net margin), will not be applicable as of 1 January 2022.

Transfer Pricing

On 30 June 2022 the Cyprus Parliament passed a law introducing detailed transfer pricing legislation, with effect from January 1, 2022, explicitly incorporating the OECD Transfer Pricing Guidelines under legislation in Cyprus.

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

Additionally, the Income Tax Law has been amended to update the definition of related parties and introduce a minimum 25% relationship threshold relevant for companies.

The transfer pricing law and regulations cover all types of transactions between related parties in excess of €750.000 per category of transactions (e.g., sale/purchase of goods, provision/receipt of services, financing transactions, receipt/payment of IP licensing/royalties, others).

Transfer pricing documentation would have to be provided for all related party transactions entered by Cyprus resident companies and foreign entities operating through a permanent establishment in Cyprus, subject to certain exemptions. The Transfer Pricing File must be retained by the taxpayer and submitted to the Cyprus Tax Department within 60 days from such request received from the Tax Department.

The Cyprus Tax Department issued a Circular providing guidance to persons that are exempt from the obligation to prepare a Cyprus Local File, for maintaining Minimum TP documentation to support the arm’s length nature of their related party transactions.

In addition, the Circular introduces optional Simplification Measures for certain types of Controlled Transactions which fall outside the scope of Local File documentation. Persons that elect to apply the Simplification Measures (safe harbor rates) need to maintain documentation to support their eligibility and way of application of the measures.

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

There are certain exemptions to the rule including a de minimis threshold of three million euro per fiscal year. In addition, standalone entities are excluded from the limitation rule. Moreover, grandfathering has been provided for loans concluded before June 17, 2016. Finally, a group equity ‘escape’ clause is provided, allowing a Cyprus resident company that is part of a consolidated group for financial reporting purposes, to opt to fully deduct its EBCs, provided that the ratio of its equity over its total assets is equal to (or even up to 2% lower) or higher than the equivalent ratio of the group.

In addition, should a Cyprus company belong to a Cyprus group as defined in the Cyprus tax legislation, the main rule and the de minimis rule apply to the Cyprus group as one taxpayer.

On July 5, 2023, the Cyprus tax authorities issued a Technical Circular clarifying certain aspects regarding the application of the Interest Limitation Rule. The aspects being clarified include the scope of the Interest Limitation Rule, its application on Cyprus Groups and of certain exemptions to the rule.

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

(a)a company resident in the Republic which transfers assets from its head office to its permanent establishment in another member state or in a third country in so far as the Republic no longer has the right to tax the transferred assets due to the transfer;

(b)a company not resident in the Republic with a permanent establishment in the Republic which transfers assets from its permanent establishment in the Republic to its head office or another permanent establishment in another member state or in a third country in so far as the Republic no longer has the right to tax the transferred assets due to the transfer;

(c)a company resident in the Republic which transfers its tax residence to another member state or to a third country, those assets which remain effectively connected with a permanent establishment in the Republic after the transfer of the tax residence and for which the Republic retains the right of taxation are not subject to the provisions of this section;

(d)a company not resident in the Republic with a permanent establishment in the Republic which transfers the business carried on by its permanent establishment in the Republic to another member state or to a third country in so far as the Republic no longer has the right to tax the transferred assets due to the transfer.

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

The reporting obligation of the arrangements falls on the service providers and other intermediaries, however, in certain cases the obligation to report applies to the taxpayers taking part in the cross-border arrangements themselves. The penalties for non-compliance with the provisions on DAC6 set by Cyprus in the bill depend on the nature of the violation and are up EUR 20,000 euros per transaction/arrangement. In November 2021, the Cyprus Tax Authorities issued the interpretative Circular 55 providing clarifications in relation to the imposition of DAC6 penalties, including an annual cap on penalties of 120,000 euros per intermediary or taxpayer and a 50% reduction of administrative penalties in certain cases. The company fully complies with all above DAC6 reporting requirements.

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

On December 1, 2021, the public country-by-country reporting directive was published in the Official Journal of the EU. The rules set forth in the Directive will require both EU-based multinational enterprises (MNEs) and non-EU based MNEs doing business in the EU through a branch or subsidiary with total consolidated revenue of more than €750 million in each of the last two consecutive financial years to disclose publicly the income taxes paid and other tax-related information such as a breakdown of profits, revenues and employees per country. Such information needs to be disclosed for all 27 EU Member States and all jurisdictions included in the EU black and gray lists. For all other jurisdictions, it is sufficient for aggregated data to be disclosed. Cyprus has not transposed the above Directive into domestic legislation as of the date of publication of this Guide.

We do not consider the company to be subject to CbC reporting requirements, provided that is generating consolidated annual turnover exceeding 750 million euros during the fiscal year immediately preceding the reporting fiscal year. If such threshold is exceeded, the company would be required to prepare and submit a CbC report. However, taking into the consideration the possibility of further developments in Cyprus as well as international legislation, we may become subject to the above requirements.

Proposed tax reform

Green taxation:

The new tax regime of Cyprus, according to the Ministry of Finance, will be anchored in a combination of green and digital transition elements, aligned with the Recovery and Resilience Plan, European Union tax trends, and international standards.

The initial phase, expected in the first quarter of 2024, will introduce a carbon tax, known as the green tax (initially on fuels), alongside compensatory measures to alleviate the impact on affected sectors.

The precise rate of additional taxation per fuel type and the nature of compensatory measures are yet to be determined. The green reform is included as part of the prerequisites for the Recovery and Resilience Plan and aims to promote efficient use of environmental resources, reduce waste management, air pollution and enhance recycling objectives.

Unshell Directive:

The European Commission on the 22nd of December 2021 published a legislative proposal for a Directive to be issued, the Third Anti-Tax Avoidance Directive, known as “ATAD 3”, or “Un-shell” Directive, which sets forth rules to prevent the misuse of shell companies for tax purposes.

It was originally scheduled for adoption by July 2023 and implementation in January 2024, but Member States have not reached agreement on the substance criteria or ‘gateways’. Other sensitive points are the tax consequences of being designated a shell entity and the information reporting obligations for companies. The Directive is currently with the Council of the EU and the EU member states for unanimous and final proposal. The assessment of a shell company under the Directive is made based on circumstances during the last two tax years, i.e., according to the original timetable from 1 January 2022. The Directive lays down a uniform test that will help Member States to identify undertakings that are engaged in an economic activity, but which do not have minimal substance and are misused for the purpose of obtaining tax advantages. Once these minimum substance requirements are not met, the undertaking will be classified as “shell entity” and will sustain certain adverse tax consequences. The proposed Directive, if ultimately adopted, is likely to result in additional reporting requirements and, in some cases, additional tax liabilities for those impacted.

New reporting requirements for Payment Service Providers in accordance with the Central Electronic System of Payment (“CESOP”):

In an effort to combat e-commerce VAT fraud, the EU Council adopted new legislative measures which amend the EU VAT Directive and come into effect as from January 1, 2024. The intention of the Council is to give the Tax Authorities of the Member States the right instruments to detect possible e-commerce VAT fraud carried out by sellers established in another Member State or in a non-EU country.

According to the new rules, certain Payment Service Providers (“PSPs”) established in the European Union (EU) will be required to collect specific data from cross-border payment transactions and report them to the Tax Authorities of their home or host Member State. Each Tax Authority will then transmit this information to a centralized European database known as the Central Electronic System of Payment (“CESOP”), where it will be stored and cross-checked with other EU databases, until further processing by national anti-fraud officials.

Cyprus is currently in the process of transposing the amendments of the EU VAT Directive into domestic legislation.

The reporting obligation is only applicable to the payment service providers as defined in the Payment Services Directive (Directive (EU) 2015/2366 of the European Parliament and of the Council, “PSD2”) which includes credit institutions, e-money institutions, payment institutions and post-office giro institutions. Examples of businesses that will be affected are banks, electronic wallet/voucher/card providers as well as retailers and marketplaces that have their own in-house regulated payment services as per the PSD2.

The location of the payee and the payer need to be considered to determine which PSP has the reporting obligation. All cross-border transactions are reportable when:

a)the payer is located in an EU Member State. The payee can be located in an EU Member State or in a third territory or third country, and

b)the number of individual payments made to one single payee exceeds 25 in a calendar quarter.

Depending on the specifics of each case, PSPs will have to collect and report specific information related to the payee and to each payment received by the payee. EU PSPs covered by the new reporting requirements will need to assess the extent of the implications on their organizations and be prepared for the implementation.

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

The discussion is based on the laws of the United States, including the Internal Revenue Code of 1986, Treasury regulations promulgated thereunder, judicial decisions, published rulings and administrative pronouncements of the US Internal Revenue Service, or the IRS, all as in effect at the date of this annual report, and any of which may change, possibly with retroactive effect. The discussion is also based, in part, on representations by the depositary and assumes that each obligation under the depositary agreement and any related agreement will be performed in accordance with its terms. Further, there can be no assurance that the IRS will not challenge any of the considerations described herein.

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

If a partnership, or an entity or arrangement treated as a partnership for US federal income tax purposes, holds our ADSs or ordinary shares, the US federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisors regarding the US federal, state and local and non-US tax considerations applicable to them of the ownership and disposition of our ADSs or ordinary shares.

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

Taxation of Distributions

Subject to the discussion under “— Passive Foreign Investment Companies” below, the gross amount of a distribution made by us with respect to the ordinary shares underlying our ADSs, will generally be a dividend for US federal income tax purposes includible in the gross income of a US Holder to the extent paid out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Such dividends will generally not be eligible for the dividends received deduction allowed to US corporations. Because we do not intend to maintain calculations of our earnings and profits on the basis of US federal income tax principles, a US Holder should expect that such US Holder will be required to treat any distribution paid to such US Holder as a dividend for US federal income tax purposes. To the extent that a distribution to a US Holder with respect to our ADSs or ordinary shares is properly classified as a return of capital, such distribution will reduce the US Holder’s tax basis in such ADSs or ordinary shares, and therefore will increase the amount of gain (or decrease the amount of loss) recognized by the US Holder upon disposition of such ADSs or ordinary shares, even if the distribution was improperly treated as a dividend by the US Holder in a prior taxable year. In such case, it may not be possible to obtain a refund for any tax paid with respect to such distribution in the prior taxable year.

Individual and other non-corporate US Holders of our ADSs may be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs on which dividends are paid are readily tradable on an established securities market in the US, (2) we are not classified as a PFIC nor treated as such with respect to a US Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and certain holding period and other requirements are met. Because of the trading halt imposed on our ADSs and our belief that we were classified as a PFIC for the taxable years ending December 31, 2022, and December 31, 2023, we believe that dividends received on our ADSs during 2024 will not be eligible for the preferential tax rates applicable to qualified dividend income. Moreover, as discussed under “— Passive Foreign Investment Companies” below, additional special rules may apply. US Holders should consult their tax advisors regarding the application of these rules to them in light of their particular circumstances.

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

As described in “— Russian Tax Considerations Relevant to the Purchase, Ownership and Disposition of the ADSs,” gains from the sale or other disposition of our ADSs or ordinary shares may be subject to Russian income tax. Because a US Holder’s gain from the sale or other disposition of ADSs or ordinary shares will generally be US source gain, a US Holder may be unable to claim a credit against its US federal tax liability for any Russian tax on gains. A US Holder may elect to deduct such taxes in computing its taxable income for US federal income tax purposes. However, a US Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. US Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances. The surrender of ADSs in exchange for ordinary shares (or vice versa) will not result in the realization of gain or loss for US federal income tax purposes, and US Holders will not recognize any gain or loss upon such a surrender. A US Holder’s tax basis in withdrawn shares will be the same as such holder’s tax basis in the ADSs surrendered, and the holding period of the shares will include the holder’s holding period for the ADSs.

Passive Foreign Investment Companies

PFIC Classification Rules

Subject to the “once a PFIC, always a PFIC” rule described below, a non-US corporation generally will be classified as a passive foreign investment company, or PFIC, for US federal income tax purposes, with respect to a taxable year of such corporation, if either (i) 75% or more of its gross income for such taxable year consists of certain types of “passive” income or (ii) the average percentage of assets (generally based on a quarterly average) held by such corporation during such taxable year that produce passive income, or are held for the production of passive income, is at least 50%. For purposes of the latter test, assets are measured by reference to their fair market value if either (i) the foreign corporation is publicly traded or (ii) the corporation is not a “controlled foreign corporation” (as defined for Federal income tax purposes) and does not elect to measure assets by reference to their adjusted tax bases. We are not aware of any substantial US ownership that would cause us to be a controlled foreign corporation and do not intend to elect to measure our assets by reference to their adjusted tax bases. Accordingly, the discussion below assumes that, regardless of whether we are publicly traded with respect to a given taxable year, our assets will be measured by reference to their fair market values.

For purposes of applying the PFIC tests described above, cash (including working capital) is generally categorized as a passive asset and our unbooked intangibles generally should be taken into account and treated as non-passive assets. We will be treated as owning a proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the shares.

Previously, as a publicly traded foreign corporation, we generally have taken the position that (i) the aggregate fair market value of our gross assets is equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and (ii) the excess of the fair market value of our gross assets over their book value is a nonpassive asset to the extent such assets produce, or are held for the production of, nonpassive income. In prior years, we have relied on the presence of goodwill to avoid being classified as a PFIC; however, a decline in the price of our ADSs during 2022 has resulted in such goodwill declining significantly. Moreover, on on February 28, 2022, Nasdaq halted trading in our ADSs and it is unclear when, if it all, such trading may resume. We maintain substantial amounts of cash and cash equivalents in order to comply with certain Russian banking regulations. We anticipate that all of our cash and cash equivalents will be treated as passive assets for purposes of the PFIC tests.

We believe that we were classified as a PFIC for the taxable years ended December 31, 2022, and December 31, 2023. Subject to the “once a PFIC, always a PFIC” rule described below, our status as a PFIC in any year depends on the composition of our income and assets in that year. Because PFIC status is factual in nature, is determined annually and generally cannot be determined until the close of the taxable year, there can be no assurance regarding our PFIC status for any taxable year.

Pursuant to a rule commonly known as the “once a PFIC, always a PFIC” rule, unless certain elections are made, a foreign corporation that is considered a PFIC at any time during the holding period of a US Holder generally continues to be treated as a PFIC with respect to such US Holder, even if the PFIC tests described above are no longer met in subsequent taxable years.

Generally Applicable PFIC Tax Regime

If we are classified as a PFIC (or treated as a PFIC with respect to a US Holder, pursuant to the “once a PFIC, always a PFIC” rule described above), the US Holder will generally be subject to special tax rules with respect to any “excess distribution” that such holder receives on our ADSs or ordinary shares and any gain such holder realizes from a sale or other disposition (including a pledge) of the shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions received by a US Holder in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the shares will be treated as an excess distribution, provided, however, that for purposes of determining such average certain excess distributions received during preceding taxable years are disregarded. Under these special tax rules:

•the excess distribution or gain will be allocated ratably over the US Holder’s holding period for the shares;

•amounts allocated to the current taxable year and any taxable years in the US Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be subject to tax as ordinary income; and

•amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the US Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

Subsidiary PFICs

Pursuant to certain attribution rules, if we are a PFIC, a US Holder will be deemed to own, indirectly, such US Holder’s proportionate share of any of our non-US subsidiaries that is also a PFIC (a “Subsidiary PFIC”), and generally will be subject to U.S. federal income tax under the “Generally Applicable PFIC Tax Regime” discussed above on such US Holder’s proportionate share of any (i) distribution with respect to the shares of a Subsidiary PFIC (an “indirect distribution”) and (ii) gain arising from any disposition or deemed disposition of shares of a Subsidiary PFIC (an “indirect disposition”), in each case as if such US Holder directly held the shares of such Subsidiary PFIC. Accordingly, US Holders should be aware that they may be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of our ADSs or ordinary shares are made. In addition, a US Holder may be subject to U.S. federal income tax on any indirect gain realized by such US Holder on the stock of a Subsidiary PFIC on the sale or disposition of our ADSs or ordinary shares.

We have not attempted to determine which, if any, of our non-US subsidiaries are, or may be, Subsidiary PFICs, and we do not intend to attempt to make any such determinations in the future. Moreover, we do not expect to provide any information to US Holders with respect to indirect distributions or indirect dispositions. Each US Holder should consult its tax advisor concerning the application of the PFIC rules with respect to any Subsidiary PFICs, including in particular how such US Holder may potentially comply with such PFIC rules under these circumstances.

Elective Mark-to-Market Regime

As an alternative to the foregoing rules, a US holder of “marketable stock” in a PFIC may make a mark-to-market election. A mark-to-market election may be made with respect to our ADSs if they are traded on a “qualified exchange,” other than in de minimis quantities, on at least 15 days during each calendar quarter, but may not be made with respect to our ordinary shares as they are not marketable stock. Because of the trading halt imposed on our ADSs, we believe that our ADSs do not meet the above-described trading requirement and thus are not currently considered marketable stock for which a mark-to-market election may be made.

If a US Holder of our ADSs is eligible to make, and makes, a mark-to-market election with respect to our ADSs, the US Holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of our ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of our ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The electing US Holder’s adjusted tax basis in our ADSs will be adjusted to reflect any income or loss resulting from the mark-to-market election. In addition, any gain such US Holder recognizes upon the sale or other disposition of our ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but in the case of a loss only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a US Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the US Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Special tax rules will apply if a US Holder (i) holds or has held our ADSs during any taxable year in respect of which we were classified as a PFIC, (ii) is unable to make, or otherwise fails to make, a mark-to-market election for the first taxable year of such US Holder in which such ADSs were held, and (ii) makes a mark-to-market election for a subsequent taxable year. Because a mark-to-market election cannot be made for any Subsidiary PFICs, a US Holder may continue to be subject to the PFIC rules with respect to such US Holder’s indirect interest in any Subsidiary PFICs, even if such US Holder is eligible to make, and makes, a mark-to-market election with respect to our ADSs.

Unavailability of Qualified Electing Fund Regime

We do not intend to provide the information necessary for US Holders of our ADSs to make qualified electing fund elections, which, if available, would result in tax treatment different from (and often more favorable than) the general tax treatment for PFICs described above.

PFIC Reporting Obligation

If a US Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such US Holder may be subject to certain reporting obligations with respect to our ADSs or ordinary shares, and also any Subsidiary PFICs, including reporting on IRS Form 8621.

Conclusion

The PFIC rules are extremely complex and the summary above does not address all of the PFIC rules that may potentially apply to a US Holder. Each US Holder should consult its tax advisor concerning the US federal income tax consequences of holding and disposing of our ADSs or ordinary shares if we are classified as a PFIC, including the possibility of making a mark-to-market election for our ADSs in the event that our ADSs are considered marketable stock for which such election may be made and also including the application of the PFIC rules in the event that any of our non-US subsidiaries is a Subsidiary PFIC.

Foreign Financial Asset Reporting

A US Holder may be required to report information relating to an interest in our ADSs or common shares, generally by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with the US Holder’s federal income tax return. A US Holder may also be subject to significant penalties if the US Holder is required to report such information and fails to do so. US Holders should consult their tax advisors regarding information reporting obligations, if any, with respect to ownership and disposition of our ADSs or common shares.

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

General

For the purposes of this section, a “resident holder” means a holder of ADSs who is:

An ADSs holder that is a legal entity or an organization which is:

●	a Russian legal entity, or organization (including international companies registered in accordance with the Federal Law “On International Companies and International Funds” No 290-FZ);
●	a foreign legal entity or organization, in each case organised under a foreign law, that is recognized as a Russian tax resident based on Russian domestic law;

●	a foreign legal entity or organization in each case organised under a foreign law, that is, in the case of conflicting tax residency statuses under the relevant foreign law and Russian law, recognized as a Russian tax resident based on the provisions of an applicable double tax treaty (for the purposes of application of such double tax treaty);
●	a foreign legal entity or organization which purchases, holds and/ or disposes ADSs through its permanent establishment in Russia;
●	a legal entity or an organization, in each case organized under a foreign law, which has voluntarily recognized itself as a Russian tax resident;
●	an individual actually present in Russia for an aggregate period of 183 calendar days (including days of arrival to the Russian Federation and including days of departure from the Russian Federation) or more in any period comprised of 12 consecutive months (days of medical treatment and education outside the Russian Federation are also counted as days spent in the Russian Federation if the individual departed from the Russian Federation for these purposes for less than six months). The interpretation of this definition by the Russian Ministry of Finance states that, for tax withholding purposes, an individual’s tax residence status should be determined on the date of the actual income payment (based on the number of days in Russia in the 12-month period preceding the date of the payment). Given that the tax residency status of an individual may change, an individual’s final tax liability in the Russian Federation for any reporting calendar year should be determined based on the number of days spent in Russia in such calendar year, and may require a reassessment.

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

Taxation of capital gains

Legal entities or organizations

A non-resident holder that is a legal entity or organization generally should not be subject to any Russian taxes in respect of any gain or other income realized on the sale, exchange or other disposal of the ADSs unless more than 50% of our assets directly or indirectly consist of immovable property situated in Russia. Otherwise, it is possible that any proceeds from sale, exchange or other disposal of ADSs may be regarded as Russian source income received by non-resident holders that are legal entities or organizations, subject to Russian income tax at a rate of 20%. The above tax may be reduced or eliminated under an applicable double tax treaty, provided that relevant provisions of the double tax treaty are not suspended (see “Taxation – Russian Tax Considerations Relevant to the Purchase, Ownership and Disposal of the ADSs – Double Tax Treaty Procedures”), the recipient of the income is its beneficial owner, such income is not attributable to a permanent establishment in Russia, the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

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

However, in the event that the proceeds from a sale, exchange or other disposal of ADSs are deemed to be received from a source within Russia, a non-resident holder that is an individual may be subject to Russian tax in respect of such proceeds at a rate of 30% of the gain (such gain being computed as the sales price less any available documented cost deduction, including the acquisition price of the ADSs and other documented expenses, such as depositary expenses and brokers’ fees), subject to any available double tax treaty relief, provided that relevant provisions of the applicable double tax treaty are not suspended, the necessary requirements to qualify for the treaty relief and the appropriate administrative requirements under the Russian tax legislation have been met.

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

The tax may be withheld at the source of payment if the individual acts via a professional intermediary that is registered for the tax purposes in Russia (such as asset manager, licensed broker or other intermediary that carries out operations under a brokerage service agreement, agency agreement, asset management agreement, commission agreement or commercial mandate agreement). In absence of the licensed broker or an asset manager mentioned above, Russian tax agent responsibilities should also be fulfilled by Russian legal entities or organisations (or individual entrepreneurs) acquiring the ADSs from the non-resident holders – individuals under sale or barter agreement. Otherwise, the non-resident holder – individual shall be liable to file a tax return and pay the tax due to the Russian budget.

Additionally, acquisition of the ADSs by a non-resident holder who is an individual may constitute a taxable event pursuant to provisions of the Russian Tax Code relating to the material benefit (deemed income) received by individuals as a result of acquisition of securities if this income is viewed as income from sources within Russia. If the acquisition price of the ADSs is below the lower margin of fair market value calculated under a specific procedure for the determination of market prices of securities for tax purposes, the difference may be subject to the Russian personal income tax at a rate of 30% (arguably, this could be subject to reduction or elimination under the applicable double tax treaty). Income in the form of material benefit received in 2022 - 2023 was temporary exempt from Russian personal income tax. This exemption is not available from 2024.

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

On August 8, 2023 the President of Russian Federation signed the Decree No. 585 suspending application of certain provisions of the Russian double tax treaties with 38 jurisdictions regarded as “unfriendly”, including Cyprus, USA, UK and other. The suspended provisions include, among others, the articles providing for the tax benefits in respect of dividends, interest, capital gains and other income. The suspension of these provisions effectively results in disallowance of tax benefits with respect to the above types of income received by the residents of these jurisdictions from Russian sources.

Nevertheless, advance treaty relief should still be available for residents of the jurisdictions where relevant provisions of double tax treaties with Russia are not suspended, provided that such persons are eligible for treaty benefits, subject to the requirements of the laws of Russia. In order for a non-resident holder to benefit from the applicable double tax treaty, documentary evidence is required to confirm the applicability of the double tax treaty for which benefits are claimed.

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

If the Russian personal income tax on the income derived from Russian sources by a non-resident holder who is an individual was withheld at source and such individual non-resident holder is entitled to rely on benefits of the applicable double tax treaty allowing such individual not to pay the tax in the Russian Federation or allowing such individual to pay the tax at a reduced rate in relation to such income, an application for a refund can be submitted to the tax agent. The tax agent must refund tax by reducing the tax agents’ obligations to transfer personal income tax withheld from income of this or any other individuals within a three-month period following the date when the application for a refund is submitted. Furthermore, the tax agent itself may request a refund by applying to the Russian tax authorities.

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

F.Dividend and Paying Agents.

Not applicable.

G.Statements by Experts.

Not applicable.

H.Documents on Display.

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

I.Subsidiary Information.

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

In connection with the discontinued Russian operations, the following information on Foreign exchange risk is related to the current businesses excluding the sold Russia business. For the disclosure of relevant information including the discontinued Russian operations see Note 27 – “Risk management” of our Audited Consolidated Financial Statements attached hereto.

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US dollar and euro exchange rates against the ruble, with all other variables held constant for continuing operations. The impact on profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in US dollars and euro when these currencies are not functional currencies of the respective Group subsidiaries. Our exposure to foreign currency changes for all other currencies is not material.

	change in
	the US
	dollar vs	Effect on profit
	ruble	before tax
	exchange rate	Gain/(loss)
		(in RUB millions)
2023	+10%	304
	-10%	(304)
2022	+10%	68
	-10%	(68)

	change in
	the euro vs	Effect on profit
	ruble exchange	before tax
	rate	Gain/(loss)
		(in RUB millions)
2023	+10%	543
	-10%	(543)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. We seek to maintain a stable funding base primarily consisting of agent’s deposits and debt. The deposits received from our consumers and agents are also primarily due on demand, but are usually offset against future payments processed through agents. We expect that agent’s deposits will continue to be offset against future payments and not be called by the agents. Trade and other payables are due on demand. We have sufficient cash balances and keep them in diversified portfolios of liquid instruments such as foreign government bonds, cash deposits in high-rated commercial banks, in order to be able to respond timely and steadily to unforeseen liquidity requirements.

We manage our capital structure and adjust it, in light of changes in economic conditions. Our capital includes share capital, share premium, additional paid-in capital, other reserves and translation reserve. To maintain or adjust the capital structure, we may make dividend payments to shareholders or issue new shares. The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments for continuing operations.

		Due:	Within	More than
	Total	On demand	a year	a year

	(in RUB millions)
Debt	248	—	248	—
Lease liabilities	34	—	26	8
Trade and other payables	5,548	5,548	—	—
Total as of December 31, 2023	5,830	5,548	274	8

		Due:	Within	More than
	Total	On demand	a year	a year

	(in RUB millions)
Lease liabilities	8	—	5	3
Trade and other payables	4,500	4,500	—	—
Total as of December 31, 2022	4,508	4,500	5	3

Credit risk

Our financial assets, which potentially subject to credit risk, comprise principally trade receivables, loans issued and cash. We sell services on a prepayment basis or ensure that our receivables are from large merchants and agents with sufficient and appropriate credit history. Our receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. We hold cash primarily with reputable international banks. Debt securities include corporate and foreign government bonds.

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

Set out below is the information about the credit risk exposure for continuing operations on our trade and other receivables (except for advances issued) using a provision matrix:

December 31, 2023	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.07%	14%	70%	78%
Exposure at default	2,008	8	17	79	2,113
Expected credit loss	(1)	(1)	(12)	(62)	(76)

December 31, 2022	Days past due
	Current and
	<30 days	30-60 days	61-90 days	>91 days	Total
Expected credit loss rate	0.44%	3%	49%	17%
Exposure at default	1,487	148	37	157	1,829
Expected credit loss	(7)	(5)	(18)	(27)	(57)

We evaluate the concentration of risk with respect to trade and other receivables as low, as our customers are located in several jurisdictions and industries and operate in largely independent markets. Our Top 5 counterparties are large and reputable companies. The table below demonstrates the largest counterparties’ balances as a percentage of respective totals for continuing operations:

	Trade and other receivables
	As of	As of	As of
	December 31,	December 31,	December 31,
Concentration of credit risks by main counterparties, % from total amount	2021	2022	2023
Top 5 counterparties	94%	62%	46%
Others	6%	38%	54%

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

An analysis of the sensitivity of changes in the fair value of financial instruments at fair value though other comprehensive income due to changes in the interest rates, based on positions existing as of December 31, 2023 for continuing operations and a simplified scenario of a 100 bp symmetrical fall or rise in all yield curves, is as follows:

	Other comprehensive income/(loss)
	As of December 31,	As of December 31,
	2022	2023
100 bp rise of interest rate	(2)	(9)
100 bp fall of interest rate	2	9

ITEM 12.	Description of Securities Other Than Equity Securities
A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Fees and Expenses

Persons depositing or withdrawing class B shares or ADS holders must pay:	For:

US $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	· Issuance of ADSs, including issuances resulting from a distribution of class B shares or rights or other property

· Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US $0.05 (or less) per ADS	· Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been class B shares and the class B shares had been deposited for issuance of ADSs	· Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US $0.05 (or less) per ADSs per calendar year	· Depositary services

Registration or transfer fees	· Transfer and registration of class B shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw class B shares

Expenses of the depositary	· Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

· Converting foreign currency to US dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	· As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	· As necessary

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

Evaluation of Disclosure Controls and Procedures

The company’s management, with the participation of the company’s chief executive officer and chief financial officer, evaluated the effectiveness of the company’s disclosure controls and procedures as of December 31, 2023. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of the company’s disclosure controls and procedures as of December 31, 2023, the company’s chief executive officer and chief financial officer concluded that, as of such date, as a result of the material weakness in our internal control over financial reporting described below the company’s disclosure controls and procedures were not effective as of December 31, 2023 to allow timely decisions regarding required disclosure.

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

Management assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2023. This assessment was performed under the direction and supervision of our chief executive officer and chief financial officer, and used the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was not effective due to the presence of the material weakness described below.

SEC guidance defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Management recognizes that there was a material weakness in control activities in particular in the insufficient risk assessment of QIWI Bank’s (a significant subsidiary of the Group that was disposed of in January 2024 and, accordingly, classified as part of the discontinued operations in the consolidated financial statements) compliance with certain Russian laws and CBR regulations which resulted in QIWI Bank’s banking license revocation on February 21, 2024.

Notwithstanding this material weakness, the management, based on the substantial work performed, concluded that the consolidated financial statements for the periods covered by and included in this Annual Report are fairly stated in all material respects in accordance with IFRS.

The material weakness was limited to QIWI Bank, which is no longer a part of the Group as of the date of this report. We intend to conduct a more detailed assessment of the risk of non-compliance with local legislation in our subsidiaries going forward.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by JSC “Kept”, our independent registered public accounting firm, as stated in their report that appears herein. Their report on internal control over financial reporting expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors

QIWI plc:

Opinion on Internal Control Over Financial Reporting

We have audited QIWI plc and subsidiaries (the Group) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weakness, described below, on the achievement of the objectives of the control criteria, the Group has not maintained effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2023 and 2022 and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated April 22, 2024 expressed an unqualified opinion on those consolidated financial statements.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

A material weakness has been identified and included in management’s assessment. The material weakness related to insufficient risk assessment of QIWI Bank’s (a significant subsidiary of the Group that was disposed of in January 2024 and, accordingly, classified as part of the discontinued operations in the consolidated financial statements) compliance with certain Russian laws and Central Bank of Russia’s regulations, which resulted in QIWI Bank’s banking license revocation on February 21, 2024. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report on those consolidated financial statements.

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

/s/ JSC “Kept”

Moscow, Russia

April 22, 2024

ITEM 16.	[RESERVED]

ITEM 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Alexey Ivanov is an “audit committee financial expert” as defined in Item 16.A of Form 20-F under the Exchange Act. Our board of directors has also determined that Mr. Ivanov satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act.

ITEM 16B.	Code of Ethics

We have adopted a Code of Conduct (previously known as the Code of Ethics and Business Conduct) that applies to all of our directors, officers and employees. The Code of Conduct is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The first version of the Code was introduced in April 2013, and then amended in 2019, 2021 and 2023 in order to reflect the development of the business environment and our company.

In 2023, we updated our Code with guidance for interaction with government representatives, prohibition on political and religious propaganda, prohibition to use unauthorised channels for internal and external business communications, modified the section on bribes and kickbacks in accordance with applicable anti-bribery and anti-corruption laws and amended QIWI’s Mission.

A copy of the Code of Conduct) is available on our website: https://qiwi.global/governance/documents/#accordion-governance-documents

ITEM 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors JSC “Kept” from continuing and discontinued operations.

	For the year ended December 31,
	2022	2023

	(in RUB millions)
Audit Fees	74	74
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	27	10
Total	101	84

Audit Fees

Audit fees for 2022 and 2023 are the aggregate fees presented on accrual basis for the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

There were no audit-related fees in 2022 and 2023.

Tax Fees

There were no tax fees in 2022 and 2023.

All Other Fees

All other fees in 2022 and 2023 relate to services in connection with corporate compliance matters, staff training and development costs.

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

TSATR – Audit Services LLC was dismissed on May 19, 2022. TSATR – Audit Services LLC audit reports issued in accordance with the PCAOB on the company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2020 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the two most recent fiscal years of the company and any subsequent interim period preceding the dismissal of TSATR – Audit Services LLC there were: (i) no “disagreement” over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to TSATR – Audit Services LLC’s satisfaction, would have caused it to make reference to the subject matter of the disagreements in their report, or any “reportable event” as described in Item 16.F(a)(1)(v) of Form 20-F; (ii) no “reportable events,” as defined in Item 16F(a)(1)(v) of Form 20-F, except that, as disclosed in Item 15. Controls and Procedures we have identified a material weakness in our internal controls as of December 31, 2023. A material weakness was associated with insufficient risk assessment of QIWI Bank’s (a significant subsidiary of the Group that was disposed of in January 2024 and, accordingly, classified as part of the discontinued operations in the consolidated financial statements) compliance with certain Russian laws and CBR regulations which resulted in QIWI Bank’s banking license revocation on February 21, 2024. We authorized JSC “Kept” to respond fully to the inquiries of TSATR – Audit Services LLC concerning such material weakness.

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

The company has provided TSATR – Audit Services LLC with a copy of this Item 16.F disclosure on Form 20-F prior to its filing with the Securities and Exchange Commission (the “SEC”) and has requested that they furnish the company with a letter addressed to the SEC stating whether they agree with such disclosure. A copy of TSATR – Audit Services LLC’s letter, dated April 22, 2024, is filed herewith as Exhibit 16.1.

December 14, 2023, KPMG Limited (Cyprus) tendered their resignation as the QIWI plc auditor for standalone financial statements at the Extraordinary General Meeting held on February 1, 2024 PAPAKYRIACOU & PARTNERS LIMITED, an independent registered public accounting firm in Cyprus, was appointed as the QIWI plc auditor for standalone financial statements in accordance with the provisions of section 153 of the Cyprus Companies Law, Cap. 113 to hold office from the conclusion of that extraordinary general meeting until the conclusion of the annual general meeting to be held in 2024 when they shall be eligible for re-election.

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

Exemptions From Nasdaq Corporate Governance Requirements

The Nasdaq Marketplace Rules, or the Nasdaq Rules, provide that foreign private issuers may follow home country practice in lieu of the corporate governance requirements of the Nasdaq Stock Market LLC, subject to certain exceptions and requirements and except to the extent that such exemptions would be contrary to US federal securities laws and regulations. The significant differences between our corporate governance practices and those followed by US companies under the Nasdaq Listing Rules are summarized as follows:

●	We follow home country practice that permits our board of directors to consist of less than a majority of independent directors, in lieu of complying with Rule 5605(b)(1) of the Nasdaq Rules that requires that the board of directors consist of a majority of independent directors. Currently, four members of our board of directors out of the total seven members are independent with the meaning of the Nasdaq Listing Rules.
●	We follow home country practice that permits our board of directors not to implement a nominations committee or for directors to be nominated by a majority of our independent directors, in lieu of complying with Rule 5605(e) of the Nasdaq Rules that requires the implementation of a nominations committee or the nomination of directors by a majority of the independent directors. Subject to the rights of shareholders under Cyprus law to nominate directors to our board, the methodology by which directors are nominated to our board is as set forth in “Board of Directors Appointment of Directors.”
●	We follow home country practice that does not require us to hold regular executive sessions where only independent directors are present, in lieu of complying with Rule 5605(b)(2) of the Nasdaq Rules that requires that regular executive sessions are held where only independent directors are present. We do not hold regular executive sessions.
●	We follow home country practice that permits our compensation committee to not consist entirely of independent directors, in lieu of complying with Rule 5605(d) (2) of the Nasdaq Rules that requires that the board of directors have a compensation committee consisting of entirely independent directors. In addition, although our compensation committee charter provides that the compensation committee may, in its sole discretion, retain a compensation consultant, our compensation committee charter does not include all enumerated matters concerning retention of compensation consultants as set forth in Rule 5605(d)(3) of the Nasdaq Rules.
●	We follow home country practice that permits the board of directors to establish or materially amend any equity compensation arrangements subject to shareholder approval in relation to the total number of shares and classes of shares to be reserved for issuance under such programme in lieu of complying with Rule 5635(b) of the Nasdaq Rules that requires that our shareholders approve the establishment or any material amendments to any equity compensation arrangements.
●	Our board of directors has not made any determination with respect to the company’s intention to follow Rule 5635(a), (b), and (d) of the Nasdaq Rules, relating to matters requiring shareholder approval. Cypriot law and our articles of association permit us, with approval of our board of directors and without shareholder approval, to take the following actions:
●	Acquire the stock or assets of another company, where such acquisition results in the issuance of 20% or more of our outstanding share capital or voting power, in contrast to Rule 5635(a) of the Nasdaq Rules, which would require shareholder approval in order to enter into such an acquisition.
●	Enter into any transaction that may result in a person, or group of persons acting together, holding more than 20% of our outstanding share capital or voting power. Such transaction may be considered a change of control under Rule 5635(b) of the Nasdaq Rules, requiring shareholder approval. Notwithstanding the above, Cypriot law would not permit us to enter into any reorganization, merger or consolidation without shareholder approval.
●	Enter into any transaction other than a public offering involving the sale, issuance or potential issuance by the company of shares (or securities convertible into or exercisable for shares) for consideration other than cash equal to 20% or more of the outstanding share capital of the company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock, in contrast to Rule 5635(d), which would require shareholder approval for such issuance of shares (or securities convertible into or exercisable for shares).

Please see also “—Rights Attaching to Shares—Issue of Shares and Pre-emptive Rights” for restrictions on the issuance of shares.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

ITEM 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. Cybersecurity

Cybersecurity risk management and strategy

Cybersecurity risk management is a part of our overarching risk management system, as outlined in our information security policy. Our risk management system is in accordance with best practices within the industry, encompassing IT infrastructure, IT systems, and third-party service providers. It includes a series of measures that include the identification and evaluation of the materiality of cybersecurity threats, assessment of their potential impact on business operations, the deployment of preventative and mitigative strategies, and the notification of key management personnel about significant cybersecurity threats and breaches. The enterprise risk management system consolidates and integrates risks from various business spheres. Executive management assesses the impact and possibility of cybersecurity risk scenarios before reporting the results to the Board of Directors.

Our cybersecurity risk management system’s resilience is confirmed by maturity assessments which rank us in comparison with our competitors as well as external technical reviews that focus on our primary infrastructure, critical applications, and operational procedures. Additionally, our group also conducts internal audits to evaluate the effectiveness of control measures throughout the business.

In 2023, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information please see”Item 3.D Risk Factors - Unauthorized or improper disclosure of data, whether through cybersecurity breaches, computer viruses or otherwise, could expose us to direct loss, liability, protracted and costly litigation and damage our reputation”.

Cybersecurity governance

Our cybersecurity governance framework is articulated within the information security policy approved by the Board of Directors; this framework is predicated upon a risk management strategy, based on risk-based approach and informed by prevailing industry benchmarks.

The governance structure is designed to ensure Board of Directors to oversee of the comprehensive risk management program, inclusive of the specific purview over cybersecurity threat assessment, defense posture, operational performance, and strategic planning. The Audit Committee takes a pivotal role, tasked with the supervision of cybersecurity incident patterns and the evaluation of significant events that have been addressed. Our executive management is entrusted with the continual identification, consideration, and evaluation of critical cybersecurity risks; this entails the development of processes for consistent monitoring of potential threats, the implementation of corresponding mitigation strategies, and the perpetuation of robust cybersecurity protocols.

Direction and coordination of our cybersecurity initiatives and cybersecurity team are centralized under the Chief Information Officer (CIO), whose actions are in conjunction with the strategy set forth by our executive management. Our CIO, along with devoted staff members, are certified and seasoned professionals in the sector of information systems security and information security management. Together, our cybersecurity team actively observes, identifies, mitigates, responds, and reports on cybersecurity threats, occurrences, and incidents, working collaboratively with specialized third-party service providers. Key executives, including the CISO and our cybersecurity team, routinely deliver updates on cybersecurity aspects to various elements of the organization, extending to the regular submission of reports to our Audit Committee and Board of Directors.

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

4.4	Management Buyout agreement and Share Pledge Agreement

8.1	Subsidiaries of the Registrant

10.1	Notice to the D&O regarding the blackout period

12.1	Certification of Alexey Mashchenkov, Chief Executive Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Elena Nikonova, Chief Financial Officer of QIWI plc, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of JSC “Kept”

15.2	Consent of TSATR - Audit Services LLC

15.3	Pro - forma balance sheet as of December 31, 2023

16.1	Letter dated April 22, 2024 from TSATR – Audit Services LLC

97.1	Compensation recovery policy

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104.СOV	Cover Page Interactive Data File

Content

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
QIWI plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of QIWI plc (the Company) and subsidiaries (collectively the Group) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 22, 2024 expressed an adverse opinion on the effectiveness of the Group’s internal control over financial reporting.

Events after the reporting date

As described in Note 29 to the consolidated financial statements, on January 19, 2024, the Company entered into an agreement to sell its Russian business representing a disposal group (Transaction). On February 21, 2024, Central Bank of Russia revoked banking license of QIWI Bank which is a significant subsidiary within the disposal group. On April 2, 2024, the Company received a notice of a lawsuit aiming to cancel the Transaction related to the sale of Russian business. QIWI Kazakhstan LP (a significant subsidiary within continuing operations) is currently being inspected by the National Bank of Kazakhstan. We draw attention to Note 29 which describes potential operating and financial impacts of these events.

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

Revenue recognition for payment processing fees

Description of the Matter

As described in Note 3.11 to the consolidated financial statements, the Group earns fees for processing payments initiated by individuals (“consumers”) to settle transactions with merchants and service providers (“merchants”) or make money transfers to other individuals. In 2023, revenues from processing fees accounted for RUB 6,332 million and RUB 26,426 million from continuing and discontinued operations, respectively. The processing of payments and recognition of revenues from processing fees are highly automated and are composed of a significant volume of low-value transactions, captured and processed by multiple systems and databases.

We identified revenue recognition for payment processing fees as a critical audit matter, as this audit area was especially challenging due to the multiple IT systems utilized in the processing of payments and the related determination of the recognized payment processing fee amount. There was complexity in obtaining an understanding of the structure of the systems and processes used to capture the large volumes of transaction data, as well as the manual and automated interfaces used to transfer and reconcile data between the different applications, which capture and record payments from consumers and merchants and compute the related fees, and accounting systems, which accumulate and record the processing fees.

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

Classification and measurement of disposal group held for sale and associated impairment charge

Description of the Matter

As described in Note 6 to the consolidated financial statements, in June 2023, following a decision by NASDAQ to allow continuance of the Company’s listing subject to divestment of its Russian business, management announced the restructuring plan to achieve the goal for the Company to have practically no business in Russia. By the end of the year 2023 management committed to a plan to sell QIWI JSC together with its subsidiaries (together “Russian business”). As a result, as at December 31, 2023, the assets and liabilities of Russian business were classified as held for sale and reported as discontinued operations, and pre-tax impairment charge of RUB 14,354 million was recorded to write down the carrying amount of the non-current assets classified as held for sale effectively to zero, in order to measure a disposal group held for sale at the lower of the carrying amount and fair value less costs to sell. In January 2024, the Group entered into transaction to sell its Russian business and the additional loss of RUB 22,684 million was recognized in 2024.

We identified the classification and measurement of disposal group held for sale and associated impairment charge as a critical audit matter because of the extensive effort required to audit the complex judgments associated with those matters, and the assessment of whether the assets and liabilities of Russian business meet the criteria for held for sale and discontinued operations.

Нow We Addressed the Matter in Our Audit

We obtained an understanding and evaluated the design and tested the operating effectiveness of the controls over the process of classification as held for sale and discontinued operations, determination of impairment charge.

We increased the use of more experienced professionals to assist in the design and execution of audit procedures.

Our audit procedures related to the assessment of appropriateness of criteria for held for sale and discontinued operations classification included among others the following: inquiries of key members of management to obtain an understanding of the plans to divest the Russian business, reading minutes of the Board of Directors, evaluating the status of regulatory approvals. We inspected the related sale and purchase agreement to obtain an understanding of the assets and liabilities included in the scope of the sales transaction. We evaluated the recognition and classification of the Group’s assets, liabilities and the results of operations that are classified as discontinued operations by inspecting the accounting data and related adjustments.

We evaluated management’s calculation of fair value of the consideration, impairment charge in 2023 and additional loss to be recognized in 2024, including the completeness and accuracy of amounts included in such calculations and their mathematical accuracy. We also tested the accuracy and completeness of the Group’s disclosures.

/s/ JSC “Kept”

We have served as the Group’s auditor since 2022.

Moscow, Russia

April 22, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of QIWI plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of QIWI plc (the Group) as of December 31, 2021, the related consolidated statements of comprehensive income, changes in equity and cash flows for the year in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group at December 31, 2021, and the results of its operations and its cash flows for the year in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Subsequent events

As described in Note 29 to the consolidated financial statements, on January 19, 2024 the Company entered into an agreement to sell its Russian business representing a disposal group (Transaction). On February 21, 2024, Central Bank of Russia revoked banking license of QIWI Bank which is a significant subsidiary within the disposal group. On April 2, 2024, the Company received a notice of a lawsuit aiming to cancel the Transaction related to the sale of Russian business. QIWI Kazakhstan LP (a significant subsidiary within continuing operations) is currently being inspected by the National Bank of Kazakhstan. We draw attention to Note 29 which describe potential operating and financial impacts of these events.

/s/ TSATR – Audit services LLC

We have served as the Group’s auditor from 2008 to 2021

Moscow, Russia

April 29, 2022, except as to consolidated statements of comprehensive income, changes in cash flows, Note 2, Note 6, Note 7, Note 8, Note 20, Note 21, Note 24 and Note 29, which are as of April 22, 2024

QIWI plc

Consolidated statement of financial position

As of December 31, 2023

(in millions of Rubles)

		As of	As of
		December 31,	December 31,
	Notes	2022	2023
Assets
Non-current assets
Property and equipment		1,163	66
Goodwill and other intangible assets	9	13,126	91
Investments in associates	15	303	479
Long-term debt securities and deposits	13	2,946	—
Long-term loans issued	10	843	4,205
Other non-current assets		257	—
Deferred tax assets	24	208	29
Total non-current assets		18,846	4,870
Current assets
Trade and other receivables	11	15,194	2,080
Short-term loans issued	10	14,200	209
Short-term debt securities and deposits	13	14,029	4,993
Other current assets	14	2,195	390
Cash and cash equivalents	12	47,462	7,300
Assets held for sale	6	—	102,395
Total current assets		93,080	117,367
Total assets		111,926	122,237
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	16	1	1
Additional paid-in capital		1,876	1,876
Share premium	16	12,068	12,068
Other reserves		2,696	2,146
Retained earnings		39,941	42,709
Translation reserve		401	163
Total equity attributable to equity holders of the parent		56,983	58,963
Non-controlling interests		912	893
Total equity		57,895	59,856
Non-current liabilities
Long-term deferred income		1,154	374
Long-term lease liabilities		133	8
Other non-current liabilities		156	—
Deferred tax liabilities	24	1,847	76
Total non-current liabilities		3,290	458
Current liabilities
Trade and other payables	18	33,048	5,548
Customer accounts and amounts due to banks	19	11,203	—
Short-term debt	17	3,922	248
Short-term lease liabilities		300	14
Other current liabilities	14	2,268	154
Liabilities directly associated with the assets held for sale	6	—	55,959
Total current liabilities		50,741	61,923
Total equity and liabilities		111,926	122,237

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of comprehensive income

for the year ended December 31, 2023

(in millions of Rubles, except per share data)

		Year ended December 31
		2021	2022	2023
	Notes	(restated)*	(restated)*
Continuing operations
Revenue:		2,064	4,214	7,205
Revenue from contracts with customers	20	1,876	4,004	6,517
Interest revenue calculated using the effective interest rate	20	81	140	588
Fees from inactive accounts and unclaimed payments		107	70	100
Operating costs and expenses:		(2,573)	(5,277)	(6,181)
Cost of revenue, exclusive of items shown separately below	21	(1,076)	(2,690)	(4,355)
Selling, general and administrative expenses	22	(840)	(687)	(923)
Personnel expenses		(624)	(859)	(1,179)
Depreciation and amortization	9	(24)	(26)	(69)
Credit loss recovery/(expense)	10,11,12	3	(979)	399
Impairment of non-current assets		(12)	(36)	(54)
(Loss)/Profit from operations		(509)	(1,063)	1,024
Gain on disposal of subsidiaries, net		—	—	424
Gain on disposal of an associate	6	8,177	—	—
Share of gain/(loss) of an associate and a joint venture	15	306	(39)	(147)
Foreign exchange (loss)/gain, net		(6)	(453)	447
Other income and expenses, net		262	363	899
Profit/(Loss) before tax from continuing operations		8,230	(1,192)	2,647
Income tax expense	24	(490)	(544)	(260)
Net profit/(loss) from continuing operations		7,740	(1,736)	2,387
Discontinued operations
Profit after tax from discontinued operations	6	9,796	15,491	689
Net profit		17,536	13,755	3,076
Attributable to:
Equity holders of the parent		17,399	13,119	2,768
Non-controlling interests		137	636	308
Other comprehensive income
Other comprehensive income/(loss) to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		(12)	(142)	244
Net gain recycled to profit or loss upon disposal		—	—	(447)
Debt securities at fair value through other comprehensive income (FVOCI):
Net (loss)/gain arising during the period, net of tax		(204)	220	(191)
Net gains recycled to profit or loss upon disposal		(2)	—	(100)
Share of other comprehensive Income of an associate		—	16	6
Total other comprehensive (loss)/income, net of tax		(218)	94	(488)
Total comprehensive income, net of tax		17,318	13,849	2,588
Attributable to:
Equity holders of the parent		17,181	13,214	2,245
Non-controlling interests		137	635	343
Earnings per share
Basic, profit attributable to ordinary equity holders of the parent	8	278.68	209.50	44.14
Diluted, profit attributable to ordinary equity holders of the parent	8	278.59	209.50	44.14
Earnings/(loss) per share from continuing operations
Basic, profit/(loss) from continuing operations attributable to ordinary equity holders of the parent		123.97	(27.73)	38.06
Diluted, profit/(loss) from continuing operations attributable to ordinary equity holders of the parent		123.93	(27.73)	38.06

*Amounts do not correspond with the previously presented due to discontinued operations (please refer to Note 6)

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of cash flows

for the year ended December 31, 2023

(in millions of Rubles)

		Year ended December 31
	Notes	2021	2022	2023
Operating activities
Profit/(loss) before tax from continuing operations		8,230	(1,192)	2,647
Profit before tax from discontinued operations	6	12,386	19,376	2,298
Profit before tax		20,616	18,184	4,945
Adjustments to reconcile profit before tax to net cash flows generated from operating activities:
Depreciation and amortization		1,130	1,085	1,345
Foreign exchange loss/(gain), net		29	650	(2,341)
Interest income, net	20	(3,040)	(6,368)	(8,279)
Credit loss expense		336	2,381	1,432
Share of (gain)/loss of an associate and a joint venture		(306)	39	147
Share-based payments		8	86	—
Gain on disposal of subsidiaries		—	—	(407)
Gain on disposal of an associate	6	(8,177)	—	—
Impairment of non-current assets		24	47	14,408
Other		(100)	(140)	(885)
Changes in operating assets and liabilities:
Decrease/(increase) in trade and other receivables		394	(5,636)	(6,541)
(Increase)/decrease in other assets		(175)	(1,620)	1,250
(Decrease)/increase in customer accounts and amounts due to banks		(4,670)	2,018	4,353
(Decrease)/increase in accounts payable and accruals		(6,228)	4,251	1,017
Increase/(Decrease) in other liabilities		1,491	871	(748)
Increase in loans issued as operating activity		(5,720)	(3,804)	(5,297)
Cash flows (used in)/generated from operations		(4,388)	12,044	4,399
Interest received		3,538	7,192	10,255
Interest paid		(559)	(507)	(370)
Income tax paid		(3,101)	(3,838)	(4,409)
Net cash flow (used in)/generated fromoperating activities		(4,510)	14,891	9,875
Investing activities
Proceeds from sale of an associate	6	4,947	4,855	—
Cash paid as investments in associates		—	(660)	(315)
Cash (used in)/received upon business combination		(501)	1,012	(47)
Cash disposal upon sale of subsidiaries		—	—	(177)
Purchase of property and equipment		(302)	(232)	(776)
Purchase of intangible assets		(213)	(234)	(321)
Proceeds from sale of fixed and intangible assets		11	7	52
Loans issued		(25)	(29)	(3,209)
Repayment of loans issued		162	32	63
Purchase of debt securities		(10,584)	(5,938)	(25,144)
Proceeds from sale and redemption of debt securities		3,737	2,391	4,917
Dividends received from an associate		532	—	—
Net cash (used in)/generated from investing activities		(2,236)	1,204	(24,957)
Financing activities
Repayment of debt	17	(1,854)	(810)	(3,846)
Proceeds from borrowings		—	—	8,159
Payment of principal portion of lease liabilities		(274)	(233)	(320)
Dividends paid to owners of the Group	23	(5,211)	—	—
Dividends paid to non-controlling shareholders		(78)	(173)	(292)
Transactions with non-controlling interest	6	—	—	(304)
Net cash (used in)/generated from financing activities		(7,417)	(1,216)	3,397
Effect of exchange rate changes on cash and cash equivalents		(186)	(450)	2,328
Effect of change in ECL on cash and cash equivalents		—	—	(9)
Net (decrease)/increase in cash and cash equivalents		(14,349)	14,429	(9,366)
Cash and cash equivalents at the beginning of year	12	47,382	33,033	47,462
Cash and cash equivalents at the end of year	12	33,033	47,462	38,096

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2023

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of		Additional						Non-
		shares		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2022		62,712,975	1	1,876	12,068	2,696	39,941	401	56,983	912	57,895
Profit for the year		—	—	—	—	—	2,768	—	2,768	308	3,076
Other comprehensive income/(loss):
Foreign currency translation		—	—	—	—	—	—	(238)	(238)	35	(203)
Debt instruments at FVOCI		—	—	—	—	(291)	—	—	(291)	—	(291)
Share of OCI of an associate	15	—	—	—	—	6	—	—	6	—	6
Total comprehensive income		—	—	—	—	(285)	2,768	(238)	2,245	343	2,588
Purchase of additional interest in subsidiary	6	—	—	—	—	(265)	—	—	(265)	(39)	(304)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(292)	(292)
Disposal of subsidiaries		—	—	—	—	—	—	—	—	(15)	(15)
Other		—	—	—	—	—	—	—	—	(16)	(16)
Balance as of December 31, 2023		62,712,975	1	1,876	12,068	2,146	42,709	163	58,963	893	59,856

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2023

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of		Additional						Non-
		shares		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2021		62,437,768	1	1,876	12,068	2,376	26,822	542	43,685	155	43,840
Profit for the year		—	—	—	—	—	13,119	—	13,119	636	13,755
Other comprehensive income/(loss):
Foreign currency translation		—	—	—	—	—	—	(141)	(141)	(1)	(142)
Debt instruments at FVOCI		—	—	—	—	220	—	—	220	—	220
Share of OCI of an associate	15	—	—	—	—	16	—	—	16	—	16
Total comprehensive income		—	—	—	—	236	13,119	(141)	13,214	635	13,849
Share-based payments		263,841	—	—	—	86	—	—	86	—	86
Exercise of options	16	11,366	—	—	—	—	—	—	—	—	—
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(171)	(171)
Business combinations	6	—	—	—	—	—	—	—	—	293	293
Other		—	—	—	—	(2)	—	—	(2)	—	(2)
Balance as of December 31, 2022		62,712,975	1	1,876	12,068	2,696	39,941	401	56,983	912	57,895

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Consolidated statement of changes in equity

for the year ended December 31, 2023

(in millions of Rubles, except per share data)

		Attributable to equity holders of the parent
		Share capital
		Number of		Additional						Non-
		shares		paid-in	Share	Other	Retained	Translation		controlling	Total
	Notes	outstanding	Amount	capital	premium	reserves	earnings	reserve	Total	interests	equity
Balance as of December 31, 2020		62,378,832	1	1,876	12,068	2,575	14,602	554	31,676	96	31,772
Profit for the year		—	—	—	—	—	17,399	—	17,399	137	17,536
Other comprehensive loss:
Foreign currency translation		—	—	—	—	—	—	(12)	(12)	—	(12)
Debt instruments at FVOCI		—	—	—	—	(206)	—	—	(206)	—	(206)
Total comprehensive income		—	—	—	—	(206)	17,399	(12)	17,181	137	17,318
Share-based payments		—	—	—	—	8	—	—	8	—	8
Exercise of options	16	58,936	—	—	—	—	—	—	—	—	—
Dividends	23	—	—	—	—	—	(5,179)	—	(5,179)	—	(5,179)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(78)	(78)
Other		—	—	—	—	(1)	—	—	(1)	—	(1)
Balance as of December 31, 2021		62,437,768	1	1,876	12,068	2,376	26,822	542	43,685	155	43,840

The accompanying notes form an integral part of these consolidated financial statements.

QIWI plc

Notes to consolidated financial statements

for the year ended December 31, 2023

(in millions of Rubles, except per share data)

1.	Corporate information and description of business

QIWI plc (hereinafter “the Company”) was registered on February 26, 2007 as a limited liability company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited. On February 25, 2013 the directors of the Company resolved to change the legal form of the Company from QIWI Limited to QIWI plc. The consolidated financial statements of QIWI plc and its subsidiaries for the year ended December 31, 2023 were authorized for issue by Board of Directors (BoD) on April 19, 2024.

QIWI plc and its subsidiaries (collectively the “Group”) operate electronic online payment systems primarily in Russia (until January 19, 2024 – see Note 29), Kazakhstan, Moldova, Belarus, United Arab Emirates (UAE) and other countries and provide consumer and small and medium enterprises (SME) financial services.

The Company was founded as a holding company as a part of the business combination transaction in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey and ZAO e-port Group of entities were brought together by way of contribution to the Company. The transaction was accounted for as a business combination in which ZAO Ob’edinennya Sistema Momentalnykh Platezhey was identified as the acquirer.

The Company’s American Depositary Securities (ADS) have been listed on Nasdaq since May 3, 2013 and have been admitted to trading on MOEX since May 20, 2013. Prior to that time, there had been no public market for the Company’ ADSs or ordinary shares. Subsequently, the Company closed two follow-on offerings of its ADSs on October 3, 2013 and on June 20, 2014.

Sergey Solonin is the ultimate controlling shareholder of the Group as of December 31, 2023.

Information on the Company’s principal subsidiaries is disclosed in Note 5.

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements
2.1	Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) under the historical cost convention, as modified by the initial recognition of financial instruments based on fair value, and by revaluation of financial instruments categorised at fair value through profit or loss (FVTPL) and at fair value through other comprehensive income (FVOCI). The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated. Despite the risks and uncertainties, the Group is facing disclosed in Note 29, the management believes that the Group will continue to operate on a going concern basis in the foreseeable future. Therefore, these consolidated financial statements are prepared accordingly. The consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million (RUB (000,000)) except where otherwise indicated.

Group’s subsidiaries maintain and prepare their accounting records and prepare their statutory accounting reports in accordance with domestic accounting legislation. Standalone financial statements of subsidiaries are prepared in their respective functional currencies (see Note 3.2 below).

2.2	Basis of consolidation

The consolidated financial statements comprise the financial statements of QIWI plc and its subsidiaries as of December 31 each year.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if the Group has:

-	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
-	Exposure, or rights, to variable returns from its involvement with the investee, and
-	The ability to use its power over the investee to affect its returns.

Where the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

-	The contractual arrangement with the other vote holders of the investee,
-	Rights arising from other contractual arrangements,
-	The Group’s voting rights and potential voting rights.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group losses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control over a subsidiary, it:

-	Derecognises the assets (including goodwill) and liabilities of the subsidiary.
-	Derecognises the carrying amount of any non-controlling interests, including any components of other comprehensive income attributable to them.
-	Recognises the fair value of the consideration received.
-	Recognises the fair value of any investment retained.
-	Recognises any surplus or deficit in profit or loss.
-	Reclassifies to profit or loss or retained earnings, as appropriate, the amounts previously recognized in OCI as would be required if the Group had directly disposed of the related assets or liabilities.
2.3	Changes in accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2022, except for the adoption of the new and amended IFRS and IFRIC interpretations as of January 1, 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards became effective from January 1, 2023, but had no impact on the consolidated financial statements of the Group:

-	IFRS 17 Insurance Contracts (issued in May 2017)
-	Amendments to IFRS 17 Insurance contracts: Initial Application of IFRS 17 and IFRS 9 – Comparative Information (issued in December 2021)
-	Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (issued in February 2021)
-	Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (issued in February 2021)
-	Amendments to IAS 12 Income tax: Deferred tax related to assets and liabilities arising from a single transaction (issued in May 2021) and International Tax Reform—Pillar Two Model Rules (issued in May 2023)
2.4	Standards issued but not yet effective

The following other new pronouncements are not expected to have a material impact on the Group’s consolidated financial statements when adopted:

-	Amendments to IAS 1: Classification of liabilities as current or non-current (issued on January 23, 2020) and Non-current Liabilities with Covenants (issued on October 31, 2022) (effective for annual periods beginning on or after January 1, 2024).
-	Amendments to IFRS 16 Lease: Lease Liability in a Sale and Leaseback (issued in September 2022 and effective for annual periods beginning on or after January 1, 2024).
-	Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements (issued on May 25, 2023 and effective for annual periods beginning on or after January 1, 2024).
-	Amendments to IAS 21 Foreign Currencies: The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability (issued on August 15, 2023 and effective for annual periods beginning on or after January 1, 2025).

QIWI plc

Notes to consolidated financial statements (continued)

2.	Principles underlying preparation of consolidated financial statements (continued)
2.5.	Changes in presentation

In 2023 the Group decided to present Payment processing fees and Other revenue as a single «Revenue from contracts with customers».

The effects of the change in presentation on the previously reported amounts in the consolidated statement of comprehensive income are set out below:

	The years ended December 31		The years ended December 31
	2021	2022	2021	2022

	As previously reported		Restated
Revenue from contracts with customers (continuing)	—	—	1,876	4,004
Revenue from contracts with customers (discontinued)	—	—	34,035	39,048
Payment processing fees	33,397	37,689	—	—
Other revenue	2,514	5,363	—	—

3.	Summary of material accounting policy information

Set out below are the principal accounting policies used to prepare these consolidated financial statements:

3.1	Business combinations and goodwill

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

QIWI plc

Notes to consolidated financial statements (continued)

1.Summary of material accounting policy information (continued)
3.1	Business combinations and goodwill (continued)

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

3.2	Foreign currency translation

The consolidated financial statements are presented in Russian rubles (RUB), which is the Company’s functional and the Group’s presentation currency. Each entity in the Group determines its own functional currency, depending on what the underlying economic environment is, and items included in the financial statements of each entity are measured using that functional currency.

The functional currencies of the foreign operations include US Dollar (U.S.$), Kazakhstan tenge (KZT) and others.

The exchange rates of the Russian ruble to each respective currency as of December 31, 2023 and 2022 were as follows:

	Average exchange rates for		Exchange rates at
	the year ended December 31,		December 31,
	2022	2023	2022	2023
US Dollar	68.5494	85.2466	70.3375	89.6883
Euro	72.5259	92.2406	75.6553	99.1919
Kazakhstan Tenge (100)	14.8608	18.6765	15.2583	19.7708

The official exchange rates above are determined daily by the Central Bank of the Russian Federation (further CBR). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective Central Banks. The translation of assets and liabilities denominated in the currencies listed above into RUB for the purposes of these financial statements does not indicate that the Group could realize or settle, in RUB, the reported values of these assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported RUB value of capital and retained earnings to its shareholders.

3.3	Intangible assets
3.3.1	Software and other intangible assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Following initial recognition of the development expenditure as an asset, the cost model is applied requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. During the period of development, the asset is tested for impairment annually.

3.3.2	Software development costs

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

QIWI plc

Notes to consolidated financial statements (continued)

3	Summary of material accounting policy information (continued)
3.3	Intangible assets (continued)
3.3.3	Useful life and amortization of intangible assets

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

3.4	Impairment of non-financial assets

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

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of material accounting policy information (continued)
3.4	Impairment of non-financial assets (continued)

That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. The following criteria are also applied in assessing impairment of specific assets:

Goodwill

The Group performs its impairment test of goodwill annually and whenever certain events and circumstances indicate that its carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating units to which the goodwill relates, as higher of its value in use and its fair value less costs to sell. Where the recoverable amount of the cash-generating units is lower than their carrying amount an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

3.5	Financial assets
3.5.1	Initial recognition and measurement

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

3.5.2	Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

-	Financial assets at amortised cost
-	Financial assets at fair value through OCI with recycling of cumulative gains and losses
-	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition
-	Financial assets at fair value through profit or loss

Financial assets at amortised cost

This category is the most relevant to the Group. The Group measures financial assets at amortised cost if both of the following conditions are met:

-	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows, and
-	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of material accounting policy information (continued)
3.5	Financial assets (continued)
3.5.2	Subsequent measurement (continued)

Financial assets at amortised cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

The Group’s financial assets at amortised cost include cash and cash equivalents, reserves at CBR, debt instruments, trade and other receivables and loans issued.

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

The Group’s financial assets at fair value through profit or loss include a convertible loan, loans to ventures that did not pass the SPPI test and an option to increase the Group’s share in an associate.

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

The Group’s debt securities at fair value through OCI mostly represent investments in quoted debt securities included under short-term debt securities and deposits.

3.5.3	Impairment - credit loss allowance for ECL

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

The Group applies a “three stage” model for impairment in accordance with IFRS 9, based on changes in credit quality since initial recognition:

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of material accounting policy information (continued)
3.5	Financial assets (continued)
3.5.3	Impairment - credit loss allowance for ECL (continued)
1.	A financial instrument that is not credit-impaired on initial recognition is classified in Stage 1. Financial assets in Stage 1 have their ECL measured at an amount equal to the portion of lifetime ECL that results from default events possible within the next 12 months (12 month ECL).
2.	If the Group identifies a significant increase in credit risk (“SICR”) since initial recognition, the asset is transferred to Stage 2 and its ECL is measured based on ECL on a lifetime basis (lifetime ECL).
3.	If the Group determines that a financial asset is credit-impaired, the asset is transferred to Stage 3 and its ECL is measured as a lifetime ECL.

For financial assets that are credit-impaired on purchase or at origination, the ECL is always measured at a lifetime ECL. Note 27 provides information about inputs, assumptions and estimation techniques used in measuring ECL, including an explanation of how the Group incorporates forward-looking information in the ECL models.

3.5.4	Derecognition

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when:

-	The rights to receive cash flows from the asset have expired
-	The Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

3.6	Financial liabilities
3.6.1	Initial recognition and measurement

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

3.6.2	Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of material accounting policy information (continued)
3.6	Financial liabilities (continued)
3.6.2	Subsequent measurement (continued)

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

Financial guarantees

Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the commissions initially recognised less the cumulative amount of income recognised in the consolidated statement of comprehensive income, and an ECL allowance. The commissions received is recognised in the consolidated statement of comprehensive income as revenue on a straight-line basis over the life of the guarantee.

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

3.6.3	Derecognition

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

3.6.4	Offsetting financial assets and liabilities

Financial assets and financial liabilities are offset and the net amount reported in the consolidated statement of financial position if, and only if:

-	There is a currently enforceable legal right to offset the recognized amounts; and
-	There is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
-	The right of set-off:
-	Must not be contingent on a future event; and

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of material accounting policy information (continued)
3.6	Financial liabilities (continued)
3.6.4	Offsetting financial assets and liabilities (continued)

Must be legally enforceable in all of the following circumstances:

(i)	the normal course of business;
(ii)	the event of default; and
(iii)	the event of insolvency or bankruptcy of the entity and all of the counterparties
3.7	Cash and cash equivalents

Cash comprises cash at banks and in hand and short-term deposits with an original maturity of three months or less and are included as a component of cash and cash equivalents for the purpose of the consolidated statement of financial position and consolidated statement of cash flows.

3.8	Employee benefits
3.8.1	Personnel expenses

Wages and salaries paid to employees are recognized as expenses in the current year. The Group also accrues expenses for future vacation payments and short-term or long-term employee bonuses.

3.8.2	Social contributions and defined contributions to pension fund

Under provisions of the Russian legislation, social contributions include defined contributions to pension and other social funds of Russia and are calculated by the Group by the application of a regressive rate (from 30% to 15% in 2023, 2022 and 2021) to the annual gross remuneration of each employee. In the year 2023 Russian pension and social security funds were combined. For the year ended December 31, 2023 defined contributions to this combined fund of Russia of the Group amounted to 1,439 (2022 – 749 (only pension fund); 2021 – 679 (only pension fund)).

3.9	Provisions

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

Performance guarantees

Performance guarantees are contracts that provide compensation if another party fails to perform a contractual obligation. Performance guarantees do not transfer credit risk. The risk under performance guarantee contracts is the possibility that the failure to perform the contractual obligation by another party occurs. Performance guarantees are initially recognized at their fair value, which is usually equal to the amount of commissions received. The commissions received is recognised in the consolidated statement of comprehensive income as revenue on a straight-line basis over the life of the guarantee. Subsequent to initial recognition, the Group’s liability under each guarantee is measured at the higher of the commissions initially recognised less the cumulative amount of income recognised in the consolidated statement of comprehensive income, and an ECL allowance.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of material accounting policy information (continued)
3.10	Special contribution for defense of the Republic of Cyprus

Dividend Distribution

Cyprus entities that do not distribute 70% of their profits after tax, as defined by the relevant tax law, within two years after the end of the relevant tax year, are deemed to have distributed as dividends 70% of these profits. A special contribution for the defense fund of the Republic of Cyprus is levied at the 17% rate for 2021, 2022, 2023 and thereafter will be payable on such deemed dividends distribution. Profits that are attributable to shareholders who are not tax resident of Cyprus and own shares in the Company either directly and/or indirectly at the end of two years from the end of the tax year to which the profits relate, are exempted. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year at any time. This special contribution for defense is payable by the Company for the account of the shareholders. The Company’s ultimate shareholder as of December 31, 2023 is non-Cypriot tax resident and as such the Cypriot deemed dividend distribution rules are not applicable.

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

The Company has not been subject to defense tax on dividends received from abroad as the dividend paying entities are engaged in other than investing activities.

3.11	Revenue from contracts with customers and related cost recognition

Revenue from contracts with customers is recognized when control of the services is transferred to the customer at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those services. The Group has generally concluded that it is the principal in its revenue arrangements because it typically controls the services before transferring them to the customer. Revenues and related cost of revenue from services are recognized in the period when services are rendered, regardless of when payment is made.

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

Payment processing fee revenues and related transaction costs

Payment processing fee revenues include the following types:

-	fees for processing of consumer payment (consumer fee and merchant fee),
-	conversion fees.

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of material accounting policy information (continued)
3.11	Revenue from contracts with customers and transaction cost recognition (continued)

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

Platform and marketing services related fees and costs

The Group recognizes the revenue related to platform and marketing services at a point in time as services are rendered providing that the receiving the consideration is probable. All bonuses, rebates and discounts that the Group pays if favor of the customers is recognized as deduction from revenue.

The Group recognizes related costs upon receiving the services from advertising platforms and traffic providers in line with revenue recognition. All bonuses, rebates and discounts that the Group receives from the suppliers of services are recognized as deduction from costs.

While providing marketing services the Group acts as a principal so marketing services fees and related costs are recognized on a gross basis.

Other revenues

Other revenues include revenues from commissions for issuing guarantees and some other minor activities. Related revenue is recorded as services are rendered.

3.12.	Recognition of interest income and interest expense

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

QIWI plc

Notes to consolidated financial statements (continued)

3.	Summary of material accounting policy information (continued)
3.12.	Recognition of interest income and interest expense (continued)

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

3.13	Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which is expected to qualify for recognition as a completed sale within one year from the date of classification. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. An impairment loss for any initial or subsequent write-down of the asset or disposal group to fair value less costs to sell is recognized within the results of discontinued operations. In the case of impairment losses recognition, allocation would be first to goodwill and then to other assets on a pro rata basis. If the fair value less costs to sell of a disposal group is below its carrying amount, but the carrying amount of assets is insufficient to absorb the impairment loss, then the amount of the impairment loss recognized is generally limited to the carrying amount of non-current assets within the disposal group to which the measurement requirements apply.

Income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when the Group retains a non-controlling interest in the subsidiary after the sale.

Property, equipment and intangible assets, either individually or as part of a disposal group, that are classified as held for sale are not depreciated or amortized.

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

QIWI plc

Notes to consolidated financial statements (continued)

4.	Significant accounting judgments, estimates and assumptions (continued)

Significant estimates and assumptions

Significant estimates reflected in the Group’s consolidated financial statements include, but are not limited to:

-	Fair values of assets and liabilities acquired in business combinations;
-	Fair value measurement of financial instruments
-	Impairment of goodwill and intangible assets;
-	Impairment of financial assets (ECL measurement);
-	Recognition and measurement of assets as being held for sale

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

Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the statement of financial position cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the discounted cash flow (DCF) model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgement is required in establishing fair values. Judgements include considerations of inputs such as cash flow growth rates and discount rates. Changes in assumptions relating to these factors could affect the reported fair value of financial instruments. See Note 28 for details.

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

ECL measurement (continued)

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

For factoring loans, performance guaranties, performance loans and its undrawn credit commitments ELC calculation the Group used internal historical loans loss rates statistics for assessment of probabilities of default. The loss given default is an estimate of the loss arising in the case where a default occurs at a given time and is based on internal statistics.

Further details on provision for impairment of loans and receivables are disclosed in Notes 10, 11.

Recognition and measurement of assets as being held for sale

The Group recognized a substantial part of its assets and related liabilities as being held for sale as at December 31, 2023, and the related operations as discontinued. Judgment was applied to determine the probability of the future sale transaction as well as the valuation of these net assets being based on the consideration likely to be received. See Note 6 for details.

QIWI plc

Notes to consolidated financial statements (continued)

5.	Consolidated subsidiaries

The consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
		As of	As of
		December 31,	December 31,
Subsidiary	Main activity	2022	2023
JSC QIWI (Russia)	Operation of electronic payment kiosks, holding company	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfers and Bank operations	100%	100%
QIWI Payments Services Provider Ltd (UAE) [1]	Operation of on-line payments	100%	—
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI Technologies LLC (Russia) (Note 6)	Software development	80%	100%
ROWI Factoring Plus LLC (Russia)	Factoring services to SME	51%	51%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	100%	100%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	100%	100%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	100%	100%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
MFC Polet Finance LLC(Russia)	Retail financial services	100%	100%
QIWI Finance LLC (Russia)	Financing management	100%	100%
ROWI Tech LLC (Russia)	Software development	51%	51%
Flocktory LLC (Russia)	Research and development	100%	100%
Qiwi Lab LLC (Russia)	Software development	100%	100%
QIWI Payments LLC (Russia)	Software development	80%	100%
IntellectMoney LLC (Russia)	Software development	100%	100%
Managing Company “RealWeb” Ltd (Russia)	Management services	100%	100%
IA RealWeb Ltd (Russia)	Digital marketing	75%	75%
Sfera LLC (Russia)	Digital marketing	83%	83%
Centra Ltd (Russia)	Software development	100%	100%
Fusion Tech Ltd (Russia)[3]	Digital marketing	100%	—
De Vision Ltd (Russia)	Software development	75%	75%
Vailmobail LLC (Russia)	Digital marketing	75%	75%
Konversiya LLC (Russia)	Recruitment services	75%	75%
IA REAL WEB CJSC (Armenia)	Digital marketing	75%	75%
RW Consulting SIA (Latvia)[3]	Digital marketing	83%	—
RealWeb Latvia SIA (Latvia)[3]	Digital marketing	83%	—
IT LAB AND PAYMENTS FE LLC (Uzbekistan)	Software development	100%	100%
Epic Growth LLC (Russia)[2]	Digital marketing	—	83%
Data Go LLC (Russia)[2]	Software development	—	75%
Associate
Advanced Digital Applications Holding Ltd (BVI) (Note 6)	Operation of on-line payments	9.9%	12.6%
[1]	The Entity was liquidated during 2023
[2]	The entities were acquired in 2023 for insignificant consideration
[3]	The entities were sold in 2023 for insignificant consideration.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations

2023

Sale of RealWeb Latvia

In September 2023, the Group sold Latvia based subsidiaries “RealWeb Latvia” SIA and “RW Consulting” SIA to an unrelated party for insignificant consideration. Since that date their operations are considered as discontinued. These entities represented the part of the Group’s Digital Marketing operating segment. Cash and cash equivalents disposed with these subsidiaries amounted to 186.

Sale of Russian business

In June 2023, following a decision by NASDAQ to allow continuance of the Company’s listing subject to divestment of its Russian assets, management announced the restructuring plan to achieve the goal for the Company to have practically no business in Russia. During the second half of 2023 the Group was considering different options for the divestment. By the end of the year 2023 management committed to a plan to sell QIWI JSC together with its subsidiaries to the CEO of the Group. At December 31, 2023, the Russian business was classified as a disposal group held for sale and as discontinued operations, representing a major geographical area of operation. The sale was completed in January 2024 (Note 29).

The list of subsidiaries that were disposed of is presented below:

		Ownership
Name of subsidiary	Location	interest
JSC QIWI	Russia	100%
QIWI Bank JSC	Russia	100%
QIWI Technologies LLC	Russia	100%
ROWI Factoring Plus LLC	Russia	51%
Rocket Universe LLC	Russia	100%
Billing Online Solutions LLC	Russia	100%
FreeAtLast LLC	Russia	100%
QIWI Finance LLC	Russia	100%
ROWI Tech LLC	Russia	51%
Flocktory LLC	Russia	100%
Qiwi Lab LLC	Russia	100%
QIWI Payments LLC	Russia	100%
IntellectMoney LLC	Russia	100%
Managing Company “RealWeb” Ltd	Russia	100%
IA RealWeb Ltd	Russia	75%
Sfera LLC	Russia	83%
Centra Ltd	Russia	100%
De Vision Ltd	Russia	75%
Vailmobail LLC	Russia	75%
Konversiya LLC	Russia	75%
Epic Growth LLC	Russia	83%
Data Go LLC	Russia	75%
IA REAL WEB CJSC	Armenia	75%
JLLC OSMP BEL	Belarus	51%
QIWI-M S.R.L.	Moldova	51%

These entities represented a significant part of the Group’s Payment services operating segment and entire Digital Marketing and ROWI operating segments.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (continued)

Sale of Russian business (continued)

The major classes of assets and liabilities of Russian entities classified as held for sale as at December 31, 2023 are, as follows:

Assets	Notes
Debt securities	28	31,340
Loans issued		19,745
Tax receivables		416
Deferred tax assets	24	985
Trade and other receivables		18,187
Other assets		926
Cash and cash equivalents		30,796
Assets held for sale		102,395

Liabilities
Deferred income		1,485
Tax payables		779
Trade and other payables		28,984
Customer accounts and amounts due to banks		15,949
Debt*	28	8,162
Lease liabilities		462
Other liabilities		138
Liabilities directly associated with the assets held for sale		55,959
Net assets directly associated with the disposal group		46,436

Amounts included in accumulated OCI:
Foreign currency translation reserve		31
Reserve for debt instruments at FVOCI		(280)
Reserve of disposal group classified as held for sale		(249)

* In October 2023 the Group issued unsecured bonds at the principal amount of RUB 8.5 billion with a floating nominal interest rate of RUONIA+3.4% (Issue costs amounted to 80, so that the effective interest rate comprised RUONIA+3.6%). The interest rate is fixed until October 31, 2025, after which the Group can change it and the investors will have the right to present the bonds for redemption. The Bonds are due in 2027. The Group is subject to a number of covenants regarding the bonds issued. As of December 31, 2023 and December 31, 2022, the Group was in compliance with all covenants stipulated by the public irrevocable offers.

Additionally discontinued business has 3,999 net liabilities owed to continuing one that were eliminated as intra-group balances as at December 31, 2023, and not included into amount of net assets above.

Write-down of non-current assets

Immediately before the classification of Russian subsidiaries as disposal group, the recoverable amount was estimated for the CGUs included in this group and no impairment loss was identified. Following the classification, an impairment loss of 14,354 for write-down of non-current assets was recognised on December 31, 2023, to reduce the carrying amount of the non-current assets classified as held for sale effectively to zero, in order to measure a disposal group held for sale at the lower of the carrying amount and fair value less costs to sell. The remaining loss was recognized upon disposal (Note 29). The impairment loss was applied to the carrying amount of Goodwill 8,724, Intangible assets 4,017 and property and equipment 1,613 within the disposal group. This impairment of non-current assets was recognized in discontinued operations in the statement of profit or loss. The fair value of the disposal group was determined using the price of the offer received from the buyer without any adjustments (Level 2).

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (continued)

Sale of Russian business (continued)

The results of the discontinued operations for the years ended December 31 are presented below:

	Notes	2021	2022	2023
		RF	RF	RF	Latvia	Total

Revenue:		39,071	47,288	59,541	4,574	64,115
Revenue from contracts with customers	20	34,035	39,048	49,786	4,574	54,360
Interest revenue calculated using the effective interest rate	20	3,372	6,624	8,217	—	8,217
Fees from inactive accounts and unclaimed payments		1,664	1,616	1,538	—	1,538
Operating costs and expenses:		(26,557)	(27,637)	(44,736)	(4,541)	(49,277)
Cost of revenue (exclusive of items shown separately below)	21	(16,946)	(14,675)	(26,627)	(4,486)	(31,113)
Selling, general and administrative expenses	22	(2,388)	(3,080)	(4,302)	(17)	(4,319)
Personnel expenses		(5,766)	(7,410)	(10,701)	(37)	(10,738)
Depreciation and amortization	9	(1,106)	(1,059)	(1,276)	—	(1,276)
Credit loss expense	10,11,25	(339)	(1,402)	(1,830)	(1)	(1,831)
Impairment of non-current assets		(12)	(11)	—	—	—
Profit from operations the ordinary activities		12,514	19,651	14,805	33	14,838
Foreign exchange gain/(loss), net		(23)	(197)	1,893	1	1,894
Other income and expenses, net		(105)	(78)	(62)	(1)	(63)
Profit before tax from the ordinary activities		12,386	19,376	16,636	33	16,669
Income tax expense	24	(2,590)	(3,885)	(3,528)	(7)	(3,535)
Net profit from the ordinary activities		9,796	15,491	13,108	26	13,134

Impairment loss recognised on the remeasurement to bring down to fair value less costs to sell		—	—	(14,354)	—	(14,354)
Income tax related to remeasurement to fair value less costs to sell		—	—	1,926	—	1,926
Loss on sale of discontinued operations		—	—	—	(17)	(17)
Total profit for the year from discontinued operations		9,796	15,491	680	9	689

Attributable to:
Equity holders of the parent		9,659	14,855			381
Non-controlling interests		137	636			308

Earnings per share for discontinued operations
Basic, profit from discontinued operations attributable to ordinary equity holders of the parent		154.71	237.23			6.08
Diluted, profit from discontinued operations attributable to ordinary equity holders of the parent		154.66	237.23			6.08

Subsequent to the disposal, the Group will continue to purchase processing and acquiring services from some of its former subsidiaries. Although intra-group transactions have been fully eliminated in the consolidated financial results, management has elected to attribute the elimination of transactions between continuing and discontinued operations before the disposal in a way that reflects the continuance of these transactions subsequent to the disposal, because management believes this is useful to the users of the financial statements. This presentation only covers operating activities. To achieve this presentation the intra-group revenues and costs thereof have been eliminated from the results of the discontinued operations. Because purchases from the discontinued operations will continue after the disposal, intra-group purchases made by the continuing operations are retained in continuing operations. All investing and financing relationships between the Group and these Russian subsidiaries will be terminated and are not considered ongoing.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (Continued)

Sale of Russian business (continued)

The net cash flows incurred by the discontinued operations are as follows:

	2021	2022	2023
Operating	(2,852)	15,634	6,853
Investing	(7,660)	(2,033)	(16,705)
Financing	(2,200)	(1,205)	3,438
Net cash (outflow)/inflow	(12,712)	12,396	(6,414)

2022

Taxiaggregator

During December 2021 - January 2022, the Group completed a series of transactions related to the acquisition of assets of the Taxiaggregator business combined with the hiring of its employees into an existing Group subsidiary QIWI Technologies LLC. In January 2022, the Group obtained control over the Taxiaggregator business. As a result, the Group came to own 80% of the business with the remaining 20% owned by the founder of Taxiaggregator. The acquisition has been accounted for using the acquisition method.

Taxiaggregator is a SaaS platform that provides payment solutions and data analytics tool for taxi companies and taxi drivers. The platform allows drivers to see balances and order history from all aggregators consolidated in real time at a convenient interface and get instant payouts after each trip. The transaction falls within the Group’s strategy to further develop its value proposition in payment segment for self-employed. QIWI had been an exclusive payment partner of Taxiaggregator form its inception. The Group’s expenses for information services from the business for the year ended December 31, 2021, amounted to 139.

The consideration measured at fair values comprised the following:

The acquisition date fair value of the Group’s previously held interest	116
Cash consideration	706
Total consideration transferred	822

Cash consideration has been paid in full as of March 31, 2022 (215 during the first quarter 2022 and 491 during the year 2021).

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

Taxiaggregator (continued)

Revenue and net profit of the Taxiaggregator business from the acquisition date to December 31, 2022 was insignificant.

During the second quarter of 2023, the Group acquired remaining 20% for the amount of 304.

RealWeb

During December 2022, the Group completed a series of transactions related to the acquisition of subsidiaries of RealWeb group. In the middle of December 2022, the Group obtained control over the RealWeb business. As a result, the Group owns 79% of the business. The acquisition has been accounted for using the acquisition method. Pre-existing relationships between the Group and RealWeb were not significant.

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

The consideration transferred to the seller comprised cash only and amounted to 1,773.

The fair value of the identifiable assets and liabilities as of the date of the acquisition was:

Net assets acquired:	Fair value
Intangible assets	1,163
Software	792
Trademarks	371
Trade and other receivables	3,248
Cash and cash equivalents	3,089
Other assets	116
Deferred tax	(123)
Trade and other payables	(6,140)
Other liabilities	(273)
Total identifiable net assets at fair value	1,080
Group’s share of net assets acquired (79%)	849
Goodwill arising on acquisition	924

The Group applied the relief-from-royalty method to determine the fair value of the trademarks and replacement cost approach to determine the fair value of the software. The significant assumptions used to estimate the fair value of the trademarks are the forecasted revenue growth rates, royalty rate and discount rate. The significant assumptions used to estimate the fair value of the software are the number of staff hours required to develop the software and the related personnel cost.

The Goodwill calculated as the difference between the Group’s share of the fair value of the identifiable net assets acquired in the business combination and the consideration paid amounted to 924 and related to the expected synergy with the Group’s existing business. Goodwill was allocated to the new CGU RealWeb. None of the goodwill recognised is expected to be deductible for the income tax purposes.

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (continued)

RealWeb (continued)

Revenue of RealWeb business from the acquisition date to December 31, 2022, amounted to 981 and the net profit was insignificant. The management of the Group does not provide the information regarding revenue and profit or loss of the combined entity for the year 2022 as though the acquisition happened on January 1, 2022, due to the fact that RealWeb had no financial statements prepared in accordance with IFRS and therefore preparation of such disclosure would have been impractical.

Analysis of cash flows on acquisition:	Amount
Cash paid	(1,773)
Net cash acquired with the subsidiaries	3,089
Total cash acquired in business combination	1,316

Investment in associate

At the end of September, 2022, the Group acquired a minority stake in a fintech company (Note 5, Note 15) that provides financial services for underbanked customers in Middle East and North Africa region. The transaction is in line with the management plans for an expansion to the international fintech markets. Also, as part of the deal, the Group obtained for free the option to increase its stake in the future, valid until the end of August 2024. The Group recognizes this investment as an associate and accounts for it under the equity method, given the Group has call option and representation on the board of directors of the associate.

The transaction was financed within the Group’s available cash. As part of the deal, the Group obtained for free the option to increase its stake in the future up to 26% on favorable conditions until the end of April 2024.

The consideration measured at fair values was made by the following:

Cash consideration transferred ($11 million)	660
Fair value of option received from associate	(333)
Total consideration	327

Cash consideration has been paid in full as of the reporting date.

The fair value of the identifiable assets and liabilities as of the date of acquisition was:

Net assets acquired:	Fair value
Intangible assets	408
Accounts receivable	610
Cash and cash equivalents	603
Other assets	25
Debt	(512)
Trade and other payables	(204)
Other liabilities	(57)
Total identifiable net assets at fair value	873
Group’s share of net assets acquired (9.9%)	86
Goodwill arising on acquisition	241

QIWI plc

Notes to consolidated financial statements (continued)

6.	Acquisitions, disposals and discontinued operations (continued)

Investment in associate (continued)

Goodwill related to the associate amounted to 241 and is included in the carrying amount of the investment in associate.

At the end of June 2023, the Group acquired an additional share of 3.2% for a cash consideration 315 and recognized additional goodwill of 308.

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

*Receiving the Dividends was the substantial condition of the transaction and treated as part of the price. Dividends were received after the Group has ceased to apply equity accounting for the associate.

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

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit, which are the metrics the Group uses to measure the performance of its operating segments. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct revenue-related costs. The Group does not monitor balances of assets and liabilities by segment as the CODM considers they have no impact on decision-making.

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each reportable segment.

-	Payment Services (PS) is the operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces.
-	Digital Marketing (DM) is the operating segment that generates revenue through providing context and media advertising management services, including platform services under subscription, social network presence, programmatic, CPA and mobile marketing type of services. After RealWeb acquisition in December 2022 (note 6), DM segment exceeds the quantitative thresholds, thus became reportable. Results of DM segment were previously presented in Corporate and Other category.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

The segments’ consolidated statement of comprehensive income for the year ended December 31, 2023, as presented to the CODM are presented below:

	2023
	PS	DM	CO	Total
Segment net revenue	27,653	4,283	3,916	35,852
Segment profit/(loss) before tax	14,962	1,173	2,558	18,693
Segment net profit/(loss)	11,944	1,017	2,306	15,267

The segments’ consolidated statement of comprehensive income for the year ended December 31, 2022, as presented to the CODM are presented below:

	2022
	PS	DM	CO	Total
Segment net revenue	30,103	815	3,219	34,137
Segment profit/(loss) before tax	20,036	116	(1,643)	18,509
Segment net profit/(loss)	15,799	128	(1,931)	13,996

The segments’ consolidated statement of comprehensive income for the year ended December 31, 2021, as presented to the CODM are presented below:

	2021
	PS	DM	CO	Total
Segment net revenue	21,100	611	1,402	23,113
Segment profit/(loss) before tax	13,832	(23)	(1,097)	12,712
Segment net profit/(loss)	10,971	(47)	(1,330)	9,594

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

Segment net revenue, as presented to the CODM, for the years ended December 31, 2021, 2022 and 2023 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	2021	2022	2023
Revenue from continuing operations under IFRS	2,064	4,214	7,205
Cost of revenue from continuing operations	(1,076)	(2,690)	(4,355)
Revenue from discontinued operations (Note 6)	39,071	47,288	64,115
Cost of revenue from discontinuing operations (Note 6)	(16,946)	(14,675)	(31,113)
Total segments net revenue, as presented to CODM	23,113	34,137	35,852

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the years ended December 31, 2021, 2022 and 2023 is presented below:

	2021	2022	2023
Consolidated profit/(loss) before tax from continuing operations under IFRS	8,230	(1,192)	2,647
Consolidated profit before tax from discontinued operations under IFRS (Note 6)	12,386	19,376	2,298
Gain on disposal of an associate	(8,177)	—	—
Fair value adjustments and their amortization	241	219	(253)
Gain on disposal of subsidiary	—	—	(407)
Impairment of non-current assets	24	47	14,408
Share-based payments	8	59	—
Total segment profit before tax, as presented to CODM	12,712	18,509	18,693

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the years ended December 31, 2021, 2022 and 2023 is presented below:

	2021	2022	2023
Consolidated net profit/(loss) from continuing operations under IFRS	7,740	(1,736)	2,387
Consolidated net profit from discontinued operations under IFRS (Note 6)	9,796	15,491	689
Gain on disposal of an associate	(8,177)	—	—
Fair value adjustments and their amortization	241	219	(253)
Gain on disposal of subsidiary	—	—	(407)
Impairment of non-current assets	24	47	14,408
Share-based payments	8	59	—
Effect from taxation of the above items	(38)	(84)	(1,557)
Total segment net profit, as presented to CODM	9,594	13,996	15,267

QIWI plc

Notes to consolidated financial statements (continued)

7.Operating segments (continued)

Geographic information

Revenues from external customers from continuing and discontinued operations are presented below:

	2021	2022	2023
Continuing operations
CIS	1,647	2,401	3,054
EU	288	690	1,408
US and Canada	54	404	1,289
Other	75	719	1,454
Total revenue from continuing operations	2,064	4,214	7,205
Discontinued operations
Russia	36,988	45,765	58,602
Other	2,083	1,523	5,513
Total revenue from discontinued operations	39,071	47,288	64,115

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia and classified as assets held for sale as at December 31, 2023.

The Group had no any single external customer amounting to 10% or greater of the Group’s revenue for the years ended December 31, 2023 and December 31, 2022 (The Group had only one external customer where revenue exceeded 10% of the Group’s total 16.3% for the year ended December 31, 2021. This revenue was generated within the PS segment).

Disaggregated revenue information

Disaggregation of revenues from contracts with customers from continuing and discontinued operations are presented below:

	2023
	PS	DM	CO	Total
Payment processing fees	32,758	—	—	32,758
Cash and settlement service fees	3,021	—	26	3,047
Platform and marketing services related fees	126	22,418	—	22,544
Fees for guarantees issued	13	—	1,831	1,844
Other revenue	419	183	82	684
Total revenue from contracts with customers	36,337	22,601	1,939	60,877
Revenue from continuing operations				6,517
Revenue from discontinued operations (Note6)				54,360

	2022
	PS	DM	CO	Total
Payment processing fees	37,689	—	—	37,689
Cash and settlement service fees	1,299	—	79	1,378
Platform and marketing services related fees	119	1,936	—	2,055
Fees for guarantees issued	17	—	1,506	1,523
Other revenue	374	—	33	407
Total revenue from contracts with customers	39,498	1,936	1,618	43,052
Revenue from continuing operations				4,004
Revenue from discontinued operations (Note6)				39,048

QIWI plc

Notes to consolidated financial statements (continued)

7.	Operating segments (continued)

Disaggregated revenue information (continued)

	2021
	PS	DM	CO	Total
Payment processing fees	33,397	—	—	33,397
Cash and settlement service fees	114	—	386	500
Platform and marketing services related fees	145	813	—	958
Fees for guarantees issued	20	—	703	723
Other revenue	322	—	11	333
Total revenue from contracts with customers	33,998	813	1,100	35,911
Revenue from continuing operations				1,876
Revenue from discontinued operations (Note6)				34,035

Continuing operations consist primarily of the Payment Services segment

8.	Earnings per share

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

The following reflects the income and share data used in basic and diluted earnings per share computations for the years ended December 31:

	2021	2022	2023
Profit/(Loss) attributable to ordinary equity holders of the parent:
Continuing operations	7,740	(1,736)	2,387
Discontinued operations	9,659	14,855	381
Net profit attributable to ordinary equity holders of the parent for basic and diluted earnings	17,399	13,119	2,768
Weighted average number of ordinary shares for basic earnings per share	62,433,524	62,619,727	62,712,975
Effect of share-based payments	20,482	—	—
Weighted average number of ordinary shares for diluted earnings per share	62,454,006	62,619,727	62,712,975

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements.

QIWI plc

Notes to consolidated financial statements (continued)

9.	Intangible assets

						Advances for
		Customer		Computer	Trade marks	intangibles, CIP
Cost:	Goodwill	relationships	Licenses	Software	and brands	and others	Total
Balance as of December 31, 2021	7,084	5,485	183	1,473	248	155	14,628
Additions	—	—	—	111	—	123	234
Additions from business combinations	1,508	201	—	896	380	—	2,985
Transfer between groups	—	—	—	37	—	(37)	—
Disposals	—	—	—	(109)	—	(49)	(158)
Balance as of December 31, 2022	8,592	5,686	183	2,408	628	192	17,689
Additions	—	—	—	277	—	44	321
Additions from business combinations	132	—	—	6	—	12	150
Transfer between groups	—	—	—	102	—	(102)	—
Disposals	—	—	—	(136)	—	(24)	(160)
Assets held for sale	(8,724)	(5,686)	(183)	(2,432)	(623)	(117)	(17,765)
Balance as of December 31, 2023	—	—	—	225	5	5	235

Accumulated Amortization:
Balance as of December 31, 2021	—	(2,990)	—	(883)	(221)	(33)	(4,127)
Amortization charge	—	(319)	—	(212)	(5)	(12)	(548)
Impairment	—	—	—	—	—	(47)	(47)
Disposals	—	—	—	112	—	47	159
Balance as of December 31, 2022	—	(3,309)	—	(983)	(226)	(45)	(4,563)
Amortization charge	—	(324)	—	(353)	(41)	(13)	(731)
Impairment	(8,724)	(2,053)	(183)	(1,395)	(361)	(79)	(12,795)
Disposals	—	—	—	163	—	17	180
Assets held for sale	8,724	5,686	183	2,432	623	117	17,765
Balance as of December 31, 2023	—	—	—	(136)	(5)	(3)	(144)

Net book value
As of December 31, 2021	7,084	2,495	183	590	27	122	10,501
As of December 31, 2022	8,592	2,377	183	1,425	402	147	13,126
As of December 31, 2023	—	—	—	89	—	2	91

As of December 31, 2023, the gross book value of fully amortized intangible assets equals 5 (2022 - 929).

QIWI plc

Notes to consolidated financial statements (continued)

10.	Long-term and short-term loans issued

As of December 31, 2023, long-term and short-term loans issued consisted of the following:

	Total as of		Net as of
	December 31,	Expected credit	December 31,
	2023	loss allowance	2023
Long-term loans
Convertible loan (Note 28)	4,205	—	4,205
Total long-term loans	4,205	—	4,205
Short-term loans
Loans to legal entities, including SME	9	(9)	—
Loans to individuals	373	(164)	209
Total short-term loans	382	(173)	209

The Convertible loan is denominated in Euro. The Group’s loans to individuals are denominated in Russian rubles.

As of December 31, 2022, long-term and short-term loans consisted of the following:

	Total as of		Net as of
	December 31,	Expected credit	December 31,
	2022	loss allowance	2022
Long-term loans
Loans to legal entities, including SME	871	(28)	843
Total long-term loans	871	(28)	843
Short-term loans
Factoring loans	12,668	(100)	12,568
Loans to legal entities, including SME	1,840	(254)	1,586
Loans to individuals	85	(39)	46
Total short-term loans	14,593	(393)	14,200

The following table contains an analysis of the credit risk exposure of loans issued and for which an ECL allowance is recognised. The Group has no internal grading system of loans issued and uses their overdue status for credit risk analysis. The carrying amount of loans issued to customers below also represents the Group’s maximum exposure to credit risk on these loans.

		As of December 31, 2023		As of December 31, 2022
		Gross		Gross
		amount	ECL	amount	ECL
Not overdue	Stage 1	134	(3)	14,860	(22)
Up to 30 days overdue		41	(4)	112	(2)
30-60 days overdue	Stage 2	23	(3)	180	(118)
60-90 days overdue		27	(6)	18	(2)
90+ days overdue	Stage 3	157	(157)	294	(277)
Total		382	(173)	15,464	(421)

Loans issued within the factoring scheme are collateralized with the accounts receivable of the debtor in full amount. The other loans issued are not collateralized.

QIWI plc

Notes to consolidated financial statements (continued)

10.	Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2023, was the following:

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective
ECL allowance as of January 1, 2023	(24)	(120)	(277)	(421)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(182)	65	(402)	(519)
Transfers between stages	122	(2)	(120)	—
Amounts written off	—	—	84	84
Assets held for sale	77	48	558	683
ECL allowance as of December 31, 2023	(7)	(9)	(157)	(173)

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

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the year ended December 31, 2021, was the following:

	Stage 1	Stage 2	Stage 3	Total
	Collective	Collective
ECL allowance as of January 1, 2021	(5)	(1)	(31)	(37)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(29)	(4)	(30)	(63)
Transfers between stages	—	—	—	—
Amounts written off	—	—	8	8
ECL allowance as of December 31, 2021	(34)	(5)	(53)	(92)

QIWI plc

Notes to consolidated financial statements (continued)

11.	Trade and other receivables

As of December 31, 2023, trade and other receivables consisted of the following:

	Total as of	Expected	Net as of
	December 31,	credit loss	December 31,
	2023	allowance	2023
Cash receivable from agents	695	(10)	685
Deposits issued to merchants	1,303	(40)	1,263
Other receivables	115	(26)	89
Total financial assets	2,113	(76)	2,037
Advances issued	43	—	43
Total trade and other receivables	2,156	(76)	2,080

As of December 31, 2022, trade and other receivables consisted of the following:

	Total as of		Net as of
	December 31,	Expected credit	December 31,
	2022	loss allowance	2022
Cash receivable from agents	4,385	(325)	4,060
Deposits issued to merchants	6,771	(15)	6,756
Receivables related to marketing activity	3,422	(20)	3,402
Receivables related to guarantees issued and exercised	686	(589)	97
Commissions receivable	394	(30)	364
Other receivables	226	(37)	189
Total financial assets	15,884	(1,016)	14,868
Advances issued	326	—	326
Total trade and other receivables	16,210	(1,016)	15,194

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

QIWI plc

Notes to consolidated financial statements (continued)

11.Trade and other receivables (continued)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the years ended December 31 was the following:

	2021	2022	2023
ECL allowance as of January 1,	(284)	(509)	(1,016)
Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(262)	(603)	(991)
Amounts written off	37	96	216
Assets held for sale	—	—	1,715
ECL allowance as of December 31,	(509)	(1,016)	(76)

Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customers to receive an overdraft.

12.	Cash and cash equivalents

As of December 31, 2023, and 2022, cash and cash equivalents consisted of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
Correspondent accounts with Central Bank of Russia (CBR)	3,025	—
Сash with banks and on hand	9,833	1,529
Short-term CBR deposits	27,100	—
Other short-term bank deposits	7,507	5,771
Less: Allowance for ECL	(3)	—
Total cash and cash equivalents	47,462	7,300

The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis. During the year 2022 International rating agencies withdrew all ratings from Russian banks and financial organizations. Credit quality of cash and cash equivalents based on scale of Russian rating agencies are summarized as follows:

	As of	As of
	December 31,	December 31,
	2022	2023
	Stage 1	Stage 1
Cash on hand	48	—
Cash with CBR	30,136	—
Cash with banks rated ruA- and above	9,461	6,000
Cash with banks rated ruB- and above	5,913	1,083
Cash with banks having no rating	1,907	217
Total	47,465	7,300

QIWI plc

Notes to consolidated financial statements (continued)

12.Cash and cash equivalents (continued)

Cash with banks having no rating is represented by cash held with banks in such jurisdictions as Cyprus, Latvia and CIS.

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The banks where cash is held were approved by the Board of Directors of the Group.

The Group holds cash and cash equivalents in different currencies and therefore is exposed to foreign currency risk. For more details regarding foreign currency sensitivity and risk management refer to Note 27.

	As of	As of
	December 31,	December 31,
	2022	2023
Russian ruble	39,980	862
Euro	735	2,519
US Dollar	2,230	2,594
Chinese Yuan	2,160	—
Others	2,357	1,325
Total	47,462	7,300

13.	Debt securities

The table below discloses investments in debt securities and term deposits by classes and its credit risk exposure as of December 31, 2023:

As of December 31, 2023
Stage 1
Securities accounted at FVOCI
Foreign government bonds	3,420

Deposits accounted at amortised cost
Term deposit in bank rated A and above	1,573
Total debt securities	4,993

The table below discloses investments in debt securities by classes and its credit risk exposure as of December 31, 2022:

	As of December 31, 2022
	Stage 1	Stage 2	Total
Securities accounted at FVOCI
Foreign government bonds	1,021	—	1,021
Russian government bonds	5,632	—	5,632
Corporate bonds rated ruAA-and above	1,381	99	1,480
Corporate bonds rated ruA-and above	4,687	—	4,687

Securities accounted at amortised cost
Russian government bonds	4,160	—	4,160
Credit loss allowance	(5)	—	(5)
Total debt securities	16,876	99	16,975

The Group has no internal grading system for debt securities’ credit risk rating grades analysis. During the year 2022 International rating agencies withdrew all ratings from Russian companies. Credit quality of debt securities presented is based on external scale of Russian rating agencies.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Other current assets and other current liabilities
14.1	Other current assets

As of December 31, 2023, and 2022, other current assets consisted of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
Other financial assets
Reserves at CBR*	63	—
Option received from associate (Note 6)	470	—
Restricted cash accounts and payments	2,015	474
Less: Allowance for ECL	(1,404)	(474)
Total other financial assets	1,144	—
Other non-financial assets
Prepaid expenses	191	105
Tax receivables	288	153
Costs of obtaining a contract	455	—
Other	117	132
Total other current assets	2,195	390

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

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the years ended December 31 was the following:

	2022	2023
	Stage 3	Stage 3
ECL allowance as of January 1,	—	(1,404)
Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	(1,404)	558
Translation reserve	—	(226)
Amounts written off	—	598
ECL allowance as of December 31,	(1,404)	(474)

The Group has no internal grading system of other current financial assets for credit risk rating grades analysis.

As of December 31, 2023, payments to partners in the amount of 474 were restricted due to the sanctions imposed on certain Russian banks (December 31, 2022 – 2,015). Restricted cash accounts and payments to partners fall under stage 3 of impairment. ECL for the restricted cash balances as at December 31, 2022 was assessed as a probability weighted outcome of three possible scenarios.

QIWI plc

Notes to consolidated financial statements (continued)

14.	Other current assets and other current liabilities (continued)

14.2Other current liabilities

As of December 31, 2023, and 2022, other current liabilities consisted of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
Contract liability related to guarantees issued	1,157	—
Deferred income	131	108
Tax payable	913	46
Other	67	—
Total other current liabilities	2,268	154

15.	Investments in associates

The following table illustrates the summarized financial information of the Group’s investment in associates:

	As of	As of
	December 31,	December 31,
	2022	2023
Current assets, including cash and cash equivalents of 377 (2022 – 82)	750	1,177
Non-current assets	497	538
Current liabilities	(342)	(1,965)
Non-current debt	(281)	(359)
Equity	624	(609)
Group’s share in equity 12.1% (2022 – 9.9%)	62	—
Goodwill	241	479
Group’s carrying amount of the investment	303	479

	2021	2022	2023
Revenue	4,296	165	1,635
Cost of revenue	(333)	(138)	(1,262)
Other income and expenses, net	(3,264)	(419)	(2,510)
including personnel expenses	(1,853)	(185)	(1,027)
including depreciation and amortization	(168)	(16)	(97)
Total net profit/(loss)	699	(392)	(2,137)
Group’s share of total net profit/(loss)	314	(39)	(239)
Gain from contribution to equity by other investors	—	—	92
Total share of profit/(loss) of an associate	314	(39)	(147)
Other comprehensive income	—	163	58
Group’s share of other comprehensive income	—	16	6

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

	As of	As of	As of
	December 31,	December 31,	December 31,
Authorised shares	2021	2022	2023
	Thousands	Thousands	Thousands
Ordinary Class A shares	127,914	127,914	127,914
Ordinary Class B shares	102,936	102,936	102,936
Total authorised shares	230,850	230,850	230,850

	As of	As of	As of
	December 31,	December 31,	December 31,
Issued and fully paid shares	2021	2022	2023
	Thousands	Thousands	Thousands
Ordinary Class A shares	10,414	10,414	10,414
Ordinary Class B shares	52,299	52,299	52,299
Total issued and fully paid shares	62,713	62,713	62,713

For the years ended December 31, 2023 and 2022 the movement of outstanding shares’ number was the following:

			Number
	Ordinary	Ordinary	of outstanding
	Class A shares	Class B shares	shares
	Thousands	Thousands	Thousands
As of December 31, 2021	10,414	52,024	62,438
Increase of share capital due to exercise of options by employees during the year	—	11	11
Share-based payments	—	264	264
As of December 31, 2022	10,414	52,299	62,713
As of December 31, 2023	10,414	52,299	62,713

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

QIWI plc

Notes to consolidated financial statements (continued)

17.	Debt

As of December 31, 2023, and December 31, 2022, Group’s debt consisted of the following:

	Credit			As of	As of
	limit	Effective		December 31,	December 31,
	(RUB)	Interest rate	Maturity	2022	2023
Current interest-bearing debt
Bank’s credit facility	244	6.0%	January 17, 2024	—	248
Non-current interest-bearing debt
Bonds issued 001P-01 series	5,000	9.3%	October 10, 2023	3,922	—
Total debt				3,922	248
Including short-term portion				3,922	248

The table below sets out the movements in the Group’s debt for each of the periods presented:

		Proceeds	Repayment/			Classified as
	Debt as of	from issue of	buy back of	Interest	Interest	held for	Debt as of
	January 1	debt	debt	expense	paid	sale	December 31
2023	3,922	8,159	(3,846)	467	(292)	(8,162)	248
2022	4,734	—	(810)	360	(362)	—	3,922

18.	Trade and other payables

As of December 31, 2023 and 2022, the Group’s trade and other payables consisted of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
Payables to merchants	11,431	4,057
Money remittances and e-wallets accounts payable	8,807	—
Deposits received from agents	3,415	439
Payables related to marketing activity	5,751	—
Commissions payable	485	40
Accrued personnel expenses and related taxes	2,073	588
Other payables	1,086	424
Total trade and other payables	33,048	5,548

19.	Customer accounts and amounts due to banks

As of December 31, 2023, and 2022, customer accounts and amounts due to banks relates to liabilities held for sale and consisted of the following:

	As of	As of
	December 31,	December 31,
	2022	2023
Legal entities’ current/demand accounts	8,829	—
Correspondent accounts of other banks	2,335	—
Individuals’ current/demand accounts	39	—
Total customer accounts and amounts due to banks	11,203	—

QIWI plc

Notes to consolidated financial statements (continued)

20.	Revenue from contracts with customers

Revenue from contracts with customers from continuing operations for the years ended December 31 was as follows:

	2021	2022	2023
Payment processing fees	1,718	3,865	6,332
Other revenue	158	139	185
Total revenue from contracts with customers	1,876	4,004	6,517

Revenue from contracts with customers from discontinued operations for the years ended December 31 was as follows:

	2021	2022	2023
Payment processing fees	31,679	33,824	26,426
Platform and marketing services related fees	808	1,950	22,411
Fees for guarantees issued	723	1,523	1,844
Cash and settlement service fees	500	1,352	3,008
Other revenue	325	399	671
Total revenue from contracts with customers	34,035	39,048	54,360

For the purposes of consolidated cash flow statement, “Interest income, net” consists of the following:

	2021	2022	2023
Interest revenue calculated using the effective interest rate	(3,453)	(6,764)	(8,805)
Interest expense classified as part of cost of revenue	505	454	500
Interest income and expenses from non-banking loans, net, classified separately in the consolidated statement of comprehensive income	(92)	(58)	26
Interest income, net, for the purposes of consolidated cash flow statement	(3,040)	(6,368)	(8,279)

21.	Cost of revenue

Cost of revenue from continuing operations for the years ended December 31 was as follows:

	2021	2022	2023
Transaction costs	959	2,551	4,171
Other expenses	117	139	184
Total cost of revenue	1,076	2,690	4,355

Cost of revenue from discontinued operations for the years ended December 31 was as follows:

	2021	2022	2023
Transaction costs	14,933	11,568	10,479
Platform and marketing services related expenses	112	1,035	18,343
Guarantees issued related expenses	380	725	831
Interest expense	505	454	500
Other expenses	1,016	893	960
Total cost of revenue	16,946	14,675	31,113

QIWI plc

Notes to consolidated financial statements (continued)

22.	Selling, general and administrative expenses

Selling, general and administrative expenses from continuing operations for the years ended December 31 were as follows:

	2021	2022	2023
Advisory and audit services	758	522	563
Other expenses	82	165	360
Total selling, general and administrative expenses	840	687	923

Selling, general and administrative expenses from discontinued operations for the years ended December 31 were as follows:

	2021	2022	2023
Advertising, client acquisition and related expenses	330	404	535
Tax expenses, except income and payroll related taxes	390	360	351
Advisory and audit services	216	274	387
Rent of premises	96	91	126
Expenses related to Tochka platform services	365	570	1,306
IT related services	380	367	429
Business travel and representative expenses	179	451	506
Other expenses	432	563	679
Total selling, general and administrative expenses	2,388	3,080	4,319

23.	Dividends paid and proposed

Dividends paid and proposed by the Group to the shareholders of the parent are presented below:

	2021	2022	2023
Proposed, declared and approved during the year:
2023: no dividends			—
2022: no dividends		—
2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 2021: U.S.$ 51,197,062 or U.S.$ 0.82 per share	5,179
Paid during the period*:
2023: no dividends			—
2022: no dividends		—
2021: Final dividend for 2020: U.S.$ 19,347,534 or U.S.$ 0.31 per share, Interim dividend for 2021: U.S.$ 51,197,062or U.S.$ 0.82 per share	5,211
Proposed for approval (not recognized as a liability as of December 31):
2023: no dividends			—
2022: no dividends		—
2021: no dividends	—
Dividends payable as of December 31	—	—	—

*The difference between paid and declared dividends represents foreign exchange movement

QIWI plc

Notes to consolidated financial statements (continued)

24.	Income tax

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

The Company is exempt from the special contribution to the Defense Fund on dividends received from abroad.

In 2020 the Company obtained a written confirmation from the Cyprus tax authorities in the form of a tax ruling in which the Cyprus tax authorities accept in writing not to impose any deemed dividend distribution liability since the Company is a public entity and it is impossible to identify the final minor shareholders.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 20% applied to their taxable income and 15% applied to income received from Russian government bonds.

The Protocol of September 8, 2020 effective from January 1, 2021 established a withholding tax rate of 15% in respect of interest and dividend income paid to Cyprus (though it provides for a number of exceptions where the lower rates of 5% or 0% are envisaged). The Company believes that it fulfills the conditions for application of the reduced 5% tax rate under the amended Russia-Cyprus Double Tax Treaty in respect of dividend income.

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to its taxable income.

QIWI plc

Notes to consolidated financial statements (continued)

24.	Income tax (continued)

The major components of income tax expense for the years ended 31 December 2023, 2022 and 2021 are:

	2021	2022	2023
Total tax expense
Current income tax expense	(178)	(163)	(262)
Deferred tax benefit/(expense)	(312)	(381)	2
Income tax expense reported in the statement of profit or loss	(490)	(544)	(260)

Deferred income tax assets and liabilities, including assets and liabilities held for sale as of December 31, 2023 and 2022, relate to the following:

	Consolidated statement of		Consolidated statement of
	financial position as of		comprehensive income for the
	December 31		year ended
	2022	2023	2022		2023
			PL	OCI	PL	OCI
Intangible assets	(716)	104	61	—	820	—
Trade and other payables	493	406	230	—	(87)	—
Trade and other receivables	6	106	(64)	—	83	—
Debt instruments	—	143	(9)	(52)	23	123
Tax loss carry forwards	3	26	(24)	—	23	—
Loans issued	(33)	105	(25)	—	138	—
Lease obligations	43	86	(91)	—	43	—
Property and equipment	(103)	150	37	—	253	—
Taxes on unremitted earnings	(1,122)	(72)	(257)	—	1,050	—
Other	(210)	(116)	(127)	—	91	—
Net deferred income tax assets/ (liabilities)	(1,639)	938	(269)	(52)	2,437	123
including:
Deferred tax assets	208	29
Deferred tax assets held for sale	—	985
Deferred tax liabilities	(1,847)	(76)

Deferred tax assets and liabilities are not offset because they do not relate to income taxes levied by the same tax authority on the same taxable entity.

Reconciliation of deferred income tax asset/(liability), net:

	2021	2022	2023
Deferred income tax asset/(liability), net as of January 1	(952)	(1,139)	(1,639)
Effect of business combinations	—	(179)	17
Deferred tax benefit/(expense)	(187)	(321)	2,560
Deferred tax assets held for sale	—	—	(985)
Deferred income tax asset/(liability), net as of December 31	(1,139)	(1,639)	(47)

As of December 31, 2023 the Group does not intend to distribute a portion of its accumulated unremitted earnings in the amount of 92 (2022 – 18,303). The amount of tax that the Group would pay to distribute them would be 5 (2022 - 915). Unremitted earnings include all earnings that were recognized by the Group’s subsidiaries and that are expected to be distributed to the holding company.

QIWI plc

Notes to consolidated financial statements (continued)

24.	Income tax (continued)

Theoretical and actual income tax expense, including tax expense from discontinued operations is reconciled as follows:

	2021	2022	2023
Profit/(Loss) before tax from continuing operations	8,230	(1,192)	2,647
Profit before tax from discontinued operations	12,386	19,376	2,298
Accounting profit before tax	20,616	18,184	4,945
Theoretical income tax expense at the domestic rate in each individual jurisdiction	(3,464)	(3,799)	(862)
Windfall tax	—	—	(449)
(Increase)/decrease resulting from the tax effect of:
Non-taxable income	1,098	82	147
Non-deductible expenses	(319)	(335)	(1,510)
Taxes on unremitted earnings	(338)	(373)	825
Unrecognized deferred tax assets	(57)	(4)	(20)
Total income tax expense	(3,080)	(4,429)	(1,869)
Income tax attributable to continuing operations	(490)	(544)	(260)
Income tax attributable to discontinued operations	(2,590)	(3,885)	(1,609)

During the year ended December 31, 2023 the Group did not recognize deferred tax assets related to the tax loss carry forward in the amount of 20 (2022 - 4, 2021 – 57) because the Group did not believe that the realization of the related deferred tax assets is probable.

25.	Commitments, contingencies and operating risks

Operating environment

The Ukraine crisis and the overall global economic trends with the post-COVID repercussions increased the volume of global inflation and the rise in commodity and mineral prices, and this prompted the interest rate hike in several stages by the US Federal Reserve to reduce the value of the global inflation, which led to a rise in interest rates globally. Ultimately, the introduced measures against inflation lead to a decrease in consumption and may negatively affect the results of the Group’s business operations.

The Kazakhstan economy has been adversely affected by the global financial and economic crises in the past and could be adversely affected by market downturns and economic crises or slowdowns elsewhere in the world in the future. In particular, past disruptions in the global financial markets have had a severe impact on the liquidity of Kazakhstan entities, the availability of credit and the terms and cost of domestic and external funding for Kazakhstan entities. This could adversely influence customer demand for various services, including those provided by and through the Group. As has happened in the past, financial events such as significant depreciation of the tenge, capital outflows and a deterioration in other leading economic indicators or an increase in the perceived risks associated with investing in emerging economies due to, among other things, geopolitical disputes, such as the military conflict between Russia and Ukraine, and imposition of certain trade and economic sanctions in connection therewith, could dampen foreign investment in Kazakhstan and adversely affect the Kazakhstan economy. In addition, during such times, businesses that operate in emerging markets can face severe liquidity constraints as funding. These developments and adverse changes arising from systemic risks in global financial systems, including any tightening of the credit environment or a decline in oil, gas or other commodities prices, could slow or disrupt the Kazakhstan economy and adversely affect the Group’s business, financial condition and results of operations.

In addition to Kazakhstan, the Group have operations in UAE and other emerging markets. In many respects, the risks the Group faces in operating in payment business in emerging markets are similar to those in Kazakhstanas set out above. As is typical of an emerging market, such countries do not possess a well-developed business, legal and regulatory infrastructure and may experience substantial political, economic and social change.

The Group’s business in emerging markets is subject to specific laws, regulations and inspections including with respect to tax, anti-corruption, and foreign exchange controls. Such laws are often rapidly changing and are unpredictable, as these countries continue to develop its regulatory framework. Any new laws that may be introduced may significantly affect the regulatory environment in those countries which, in turn, may impact the Group’s operations there and impose additional regulatory compliance burden on the Group.

QIWI plc

Notes to consolidated financial statements (continued)

25.Commitments, contingencies and operating risks (continued)

Taxation

Tax, currency and customs legislation in countries of the Group’s presence is subject to varying interpretations, and changes, which can occur frequently. There can be no assurance that the CIS countries’ (specifically, Kazakhstan) tax legislation will not be changed in the future in a manner adverse to the stability and predictability of the CIS countries’ tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. Recent events within the Kazakhstan suggest that the tax authorities are taking a more assertive position in their interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, the interpretations of the relevant authorities could differ and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 0.9 billion, as assessed by the Group as of December 31, 2023 (RUB 2.2 billion as of December 31, 2022).

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

QIWI plc

Notes to consolidated financial statements (continued)

26.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the years ended December 31, 2023 and 2022, as well as balances with related parties as of December 31, 2023 and December 31, 2022:

	For the year ended
	December 31, 2023		As of December 31, 2023
		Purchases/	Amounts	Amounts
	Sales to/	expenses	owed by	owed to
	income from	from related	related	related
	related parties	parties	parties	parties
Associates	111	—	537	(39)
Key management personnel	—	(467)	—	(328)
Other related parties	22	(54)	—	(48)

	For the year ended
	December 31, 2022		As of December 31, 2022
		Purchases/	Amounts	Amounts
	Sales to/	expenses	owed by	owed to
	income from	from related	related	related
	related parties	parties	parties	parties
Associates	3	—	—	(3)
Key management personnel	—	(429)	—	(244)
Other related parties	7	(71)	101	(11)

Benefits of key management and Board of Directors for the year ended December 31, 2023 comprise short-term benefits of 311, benefits under long-term incentive programs of 156 (336 and 53, respectively, and share-based payments of 40 - for the year 2022, 307/nil/nil - for the year 2021).

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

Foreign currency sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in the US Dollar and Euro exchange rates against the Ruble, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the carrying amount of monetary assets and liabilities denominated in US Dollars, Euro and Rubles when these currencies are not functional currencies of the respective Group subsidiaries. The Group’s continuing operations exposure to foreign currency changes for all other currencies is not material.

		change in the	Effect on profit before tax
		exchange rate	Gain/(loss)
2023	USD	+10%	304
		-10%	(304)
	EUR	+10%	543
		-10%	(543)

2022	USD	+10%	263
		-10%	(263)

Liquidity risk and capital management

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The Group seeks to maintain a stable funding base primarily consisting of agents’ deposits and debt. The deposits received from agents are due on demand, but are usually offset against future payments processed through agents. The Group expects that agents’ deposits will continue to be offset against future payments and not be called by the agents. The Group has sufficient cash balances and keeps it in diversified portfolios of liquid instruments such as foreign government bonds, overnight placements in high-rated commercial banks, in order to be able to respond timely and steadily to unforeseen liquidity requirements.

The Group had a Bank as a subsidiary in its structure. According to CBR requirements, a bank’s capital calculated based on CBR instruction should be not less than certain portion of its risk-adjusted assets. As of December 31, 2023, QIWI Bank JSC’s capital ratio is above the minimal level required of 8%. The Group monitors the fulfillment of requirements on a daily basis and sends the reports to CBR on a monthly basis. As of the years ended December 31, 2023 and 2022 QIWI Bank JSC met the capital adequacy requirements.

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

		Due:
			Within a	More than a
	Total	On demand	year	year
Debt	248	—	248	—
Lease liabilities	34	—	26	8
Trade and other payables	5,548	5,548	—	—
Total as of December 31, 2023	5,830	5,548	274	8

QIWI plc

Notes to consolidated financial statements (continued)

27.	Risk management (continued)

Liquidity risk and capital management (continued)

		Due:
			Within a	More than a
	Total	On demand	year	year
Debt	4,251	—	4,251	—
Lease liabilities	472	—	317	155
Trade and other payables	33,048	33,048	—	—
Customer accounts and amounts due to banks	11,203	11,203	—	—
Financial guarantees	1,000	—	500	500
Undrawn credit commitments	1,618	1,618	—	—
Total as of December 31, 2022	51,592	45,869	5,068	655

Credit risk

Financial assets of the Group, which potentially subject it to credit risk, comprise principally trade receivables, loans issued, cash and debt securities. The Group sells services on a prepayment basis or ensures that its receivables are from large merchants and agents with sufficient and appropriate credit history. The Group’s receivables from merchants and others, except for agents, are generally non-interest-bearing and do not require collateral. Receivables from agents are interest-bearing and unsecured. The Group holds cash primarily with reputable international banks, which management considers having minimal risk of default. Debt securities include foreign government bonds.

The Group evaluates the concentration of risk with respect to trade and other receivables on a regular basis. The customers are located in several jurisdictions and industries and operate in largely independent markets. The table below demonstrates the largest counterparties’ balances, as a percentage of respective totals:

	Trade and other receivables
	As of December 31,	As of December 31,
	2022	2023
Concentration of credit risks by main counterparties, % from total amount
Top 5 counterparties	31%	46%
Others	69%	54%

The management established a credit committee that develops and approves general principles for lending and takes special measures to mitigate credit risk such as a reduction of the credit limits for unreliable clients and more advanced scoring models for the new borrowers. See Note 10 for the carrying amount of loans issued and the maximum amount exposed to the credit risk for this type of assets.

The calculation of ECLs incorporates forward-looking information. The Group performs historical analysis and identifies the key economic variables impacting credit risk and ECLs for each portfolio. The impact of these economic variables on the ECL is determined by performing statistical regression analysis in order to understand the way how changes in these variables historically impacted default rates. Having performed this analysis, management believes that such forward-looking information does not significantly affect the amount of ECLs recognized in the consolidated financial statements.

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

QIWI plc

Notes to consolidated financial statements (continued)

27.	Risk management (continued)

Market risk (continued)

An analysis of the sensitivity of changes in the fair value of financial instruments at fair value through other comprehensive income due to changes in the interest rates, based on positions existing as of December 31, 2023 and 2022 and a simplified scenario of a 100 bp symmetrical fall or rise in all yield curves, is as follows:

	Other comprehensive income/(loss)
	As of December 31,	As of December 31,
	2022	2023
100 bp rise of interest rate	(242)	(9)
100 bp fall of interest rate	242	9

28.	Financial instruments

The Group’s principal financial instruments comprise loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long- and short-term debt instruments and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations.

The fair value of the Group’s financial instruments as of December 31, 2023 is presented by type of the financial instrument in the table below:

		As of December 31, 2023
		Carrying	Fair	Carrying	Fair	Carrying	Fair
		amount	value	amount	value	amount	value

Financial assets		Ongoing		Held for sale		Total
Debt securities and deposits	AC	1,573	1,573	5,108	4,734	6,681	6,307
Debt securities	FVOCI	3,420	3,420	26,232	26,232	29,652	29,652
Long-term loans	AC	—	—	518	518	518	518
Long-term loans	FVPL	4,205	4,205	—	—	4,205	4,205

Financial liabilities
Bonds issued	AC	—	—	8,162	8,203	8,162	8,203

The fair value of the Group’s financial instruments as of December 31, 2022 is presented by type of the financial instrument in the table below:

		As of December 31, 2022
		Carrying	Fair
		amount	value
Financial assets
Debt securities and deposits	AC	4,155	4,131
Debt securities	FVOCI	12,820	12,820
Long-term loans	AC	822	822
Long-term loans	FVPL	21	21
Option received from associate	FVPL	470	470

Financial liabilities
Bonds issued	AC	3,922	3,887

QIWI plc

Notes to consolidated financial statements (continued)

28.	Financial instruments (continued)

Financial instruments used by the Group are included in one of the following categories:

-	AC – accounted at amortized cost;
-	FVOCI – accounted at fair value through other comprehensive income;
-	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt securities of the Group mostly consist of government and high-quality corporate bonds with interest rate are 0% - 12.33% and maturity up to January 2037.

Long-term loans accounted at amortized cost generally represent RUB-denominated loans to Russian legal entities and have a maturity up to three years. For the purpose of fair value measurement of these loans the Group uses comparable market interest rates which range between 11 and 28%.

Long-term loans accounted at fair value through profit or loss comprised EUR-denominated convertible loan to the venture company with the maturity up to three years and nominal interest rate of 0.5%. The gain from revaluation of the convertible loan for the year 2023 amounted to 1,227 and was recognized within other income and expense line.

QIWI plc

Notes to consolidated financial statements (continued)

28.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted for or disclosed at fair value:

			Fair value measurement using
			Quoted prices	Significant	Significant
			in active	observable	unobservable
			markets	inputs	inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2023	4,205	—	—	4,205
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2023	29,652	29,652	—	—
Assets for which fair values are disclosed
Debt securities and deposits	December 31, 2023	6,307	6,307	—	—
Long-term loans	December 31, 2023	518	—	—	518
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2023	8,203	8,203	—	—
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2022	21	—	—	21
Option received from associate	December 31, 2022	470	—	—	470
Assets accounted at fair value through other comprehensive income
Debt securities	December 31, 2022	12,820	12,820	—	—
Assets for which fair values are disclosed
Debt securities and deposits	December 31, 2022	4,131	4,131	—	—
Long-term loans	December 31, 2022	822	—	—	822
Liabilities for which fair values are disclosed
Bonds issued	December 31, 2022	3,887	3,887	—	—

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the years ended December 31, 2023 and 2022.

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

The convertible loan to the venture company is evaluated using a discounted cash flow model, with cash flow projections covering a five-year period. As at December 31, 2023 the most significant unobservable inputs for the model were compound average growth rate (CAGR) of payment volume in forecasted period (27%), discount rate (14%) and terminal growth rate (3%). Increase/decrease in CAGR of payment volume by 1% would result in an increase/(decrease) in fair value by 277/(268). Increase/decrease in the discount rate by 1% would result in a (decrease)/increase in fair value by (393)/476. Increase/decrease in terminal growth rate by 1% would result in an increase/(decrease) in fair value by 304/(253).

QIWI plc

Notes to consolidated financial statements (continued)

29.	Events after the reporting date

On January 19, 2024 the Company has entered into an agreement to sell its Russian assets consolidated under JSC QIWI to a company wholly-owned by CEO of QIWI plc (Buyer) for 23,750 (19,792 as discounted). The amount is to be paid in several installments over four years for 100% of the shares of JSC QIWI, as follows: 11,875 to be paid within four months after entering into the Transaction; 11,875 to be paid in four installments commencing in 4Q 2024. 100% shares of the Buyer was pledged in favor of QIWI plc to secure the payment of the Transaction price. Upon effecting the Transaction at the end of January 2024, he has immediately resigned his offices at QIWI, as well as any other executive offices in subsidiaries or affiliates of QIWI. In addition to the impairment loss of 14,354 recognized upon the classification of the Russian assets as a disposal group as of December 31, 2023 (Note 6), in January 2024 the Group recognized an additional loss on disposal of Russian business in the amount of 22,684.

On February 21, 2024, the CBR revoked QIWI Bank’s banking license for non-compliance with certain Russian laws and Central Bank of Russia’s regulations and appointed the temporary administration to admin the process of Bank’s liquidation. This event may affect the Buyer’s ability to settle its obligations under the purchase agreement in the amount 23,750 (19,792 as discounted). If a payment default occurs, selling the pledged shares may involve various scenarios with different levels of complexity and uncertainty regarding the terms and amount of the Transaction’s receivables. The Group’s cash accounts held in QIWI Bank are now restricted in the amount of 2,296. QIWI Bank also served as a significant vendor and partner for various cross-border transactions, including certain products and services of the Group’s international businesses. Management intends to replace QIWI Bank with new partners. Subsequent to revocation of license, the Group experienced a significant decline in its continuing operations and such decline may remain unless the Group is successful in securing new business partnerships critical for development of its operations and rebuilding its revenue streams. The Group has sufficient liquidity on its balance sheet and management believes that the Group will operate as going concern in the foreseeable future.

QIWI Kazakhstan LP is currently being inspected by the National Bank of Kazakhstan. Such inspections may sometimes result in monetary or other sanctions, which could limit the Group’s ability to provide some of the services and may increase cost of doing business going forward. Management believes that the ongoing inspection will not result in findings that could significantly affect the Group’s operations in Kazakhstan.

On April 2, 2024, the Company received a notice of a lawsuit filed by the temporary administration of QIWI Bank, aiming to cancel the Transaction related to the sale of Russian assets. Management believes that there are no reasonable grounds for cancelation of the Transaction.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

QIWI PLC

By:	/s/ Alexey Maschenkov
Name:	Alexey Maschenkov
Title:	Chief Executive Officer
Date:	April 22, 2024